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07028832

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: TUI Travel PLC

*CURRENT ADDRESS: TUI Travel House
Crawley Business Quarter
Fleming Way

**FORMER NAME: Crawley

**NEW ADDRESS: West Sussex
RH10 9QL
United Kingdom

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JAN 03 2008
THOMSON FINANCIAL

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DAT: 12/31/07

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APPENDIX A1: PRESS RELEASES

TUI TRAVEL

RECEIVED
2007 DEC 17 A 11:52

RECEIVED
2007 DEC 17 A 11: 02

Press releases

Archive by year: 2007

Title	File Type	Date
Trading Update 8 November 2007		08/11/2007
Trading Update 26 September 2007		26/09/2007
Conditional Sale of Budget Travel		14/09/2007
Exercise of Shares		04/09/2007
TUI Travel PLC begins trading on the London Stock Exchange 3rd ...		03/09/2007

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8 November 2007

RECEIVED

2007 DEC 17 A 11:22

TUI Travel PLC

Trading Update

TUI Travel PLC is pleased to provide an update on current trading and outlook. This announcement also contains the financial information for TUI Travel PLC which has today been disclosed as part of the TUI AG 3rd quarter results.

Summer 2007

Since the trading update announced on 26 September the Summer 2007 season has traded out well and as a consequence, the TUI Travel PLC Board is satisfied that both the First Choice and TUI Tourism businesses will meet their expectations in respect of their 2007 financial year ends.

Current Trading [1]

y-o-y variation%	Sales	Summer 2007 Customers	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice UK			
Short-haul	-2	flat	-5
Medium-haul	+3	+1	*flat*
Long-haul	+27	+24	+25
First Choice UK	**+7**	**+3**	***flat***
TUI UK			
Short-haul	-5	+2	+3
Medium-haul	-1	-1	-3
Long-haul	-20	-32	-32
TUI UK	**-4**	**-1**	***-1***
UK Mainstream – Total	**flat**	**flat**	***-1***
TUI – Nordic	+6	+3	+2
Northern Europe – Total	**+1**	**+1**	***flat***
Central Europe			
TUI – Germany	+6	+10	-
TUI – Austria	-2	-4	-
TUI – Switzerland	+22	+18	-
TUI Central Europe - Total	**+6**	**+9**	***+10***
Western Europe			
TUI – France	+2	-2	-
TUI – Belgium	+11	+10	-
TUI – Netherlands	+13	+8	-
TUI Western Europe	**+8**	**+6**	***+7***
SPECIALIST [2]	**+14**	**+13**	
ACTIVITY [2]	**+3**	**n/a**	
ODS	**+33**	**+21**	

1 These statistics are up to 28 October 2007

2 These statistics exclude FY2006 and FY2007 acquisitions

Current Trading

For Winter 2007/08 and Summer 2008, demand across the group, for those businesses on sale, has remained encouraging.

UK consumer demand for leisure travel remains strong, reflecting higher demand for overseas holidays following poor weather conditions in Summer 2007. Consumers continue to view overseas travel as an integral part of their annual expenditure, a fact validated by the results of our annual survey of customers' attitudes on overseas travel and spending. This survey confirmed, for the third year running, that 80% of customers consider their holiday to be a significant event in the year and not a luxury item, while 90% said they would not choose holidays as the primary area on which to cut spending. In Germany, we are also experiencing healthy demand as the strengthening economy, buoyed by improving employment rates and rising disposable income, stimulates consumer demand for our portfolio of travel products.

Strong demand for leisure travel in our markets is borne out in the encouraging forward trading position for both the Winter 2007/08 and Summer 2008 programmes.

Winter 07/08

Current Trading [1]

y-o-y variation%	Sales	Winter 07/08 Customers	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice UK			
Short-haul	-1	-6	*-22*
Medium-haul	+24	+15	*-10*
Long-haul	+22	+18	*+2*
First Choice UK	**+20**	**+13**	***-10***
TUI UK			
Short-haul	-13	-26	*-29*
Medium-haul	+21	+13	*+3*
Long-haul	-5	-12	*-14*
TUI UK	**+2**	**-7**	***-11***
UK Mainstream – Total	**+7**	**-2**	***-11***
TUI – Nordic	+19	+16	*+12*
Northern Europe – Total	**+10**	**+2**	***-6***
Central Europe			
TUI – Germany	+8	+11	-
TUI – Austria	-3	+2	-
TUI – Switzerland	+27	+25	-
TUI Central Europe - Total	**+9**	**+12**	***+1***
Western Europe			
TUI – France	+4	-6	-
TUI – Belgium	+11	+17	-
TUI – Netherlands	+21	+9	-
TUI Western Europe	**+6**	**+4**	***+3***
SPECIALIST [2]	**+4**	**+6**	
ACTIVITY [2]	**+11**	**n/a**	
ODS[3]	**+62**	**+40**	

1 These statistics are up to 28 October 2007
2 These statistics exclude FY2006 and FY2007 acquisitions
3 Laterooms.com – Winter season is not significantly sold at this point in time

As we enter the peak selling period for the Winter 2007/08 programme, we remain pleased with performance to date with load factors in the key source markets ahead of prior year.

UK Mainstream trading remains strong with total sales up 7% and margins tracking slightly ahead of last year. Volumes are down 2% on capacity reduced by 11%, primarily within the short-haul segment. First Choice continues to benefit from remixing its programme to differentiated medium-haul and long-haul product with sales up 24% and 22% respectively, with bookings driven by consumer demand for Egypt, Tunisia, Mexico and the Dominican Republic. Total capacity is down 10% primarily as the business reduces its Winter programme in the Canaries. Thomson sales are up 2% with 7% lower volumes on capacity reduced by 11%. Short-haul capacity for the season has been reduced by 29%, primarily as a result of scaling back loss making scheduled 'city pair' routes, on which capacity has been halved.

We are pleased with trading across the Nordics region, where margins are tracking ahead of last year, as demand for long-haul package holidays and differentiated content, such as the portfolio of Blue Villages, drive sales growth of 19%.

In both the Central Europe and Western Europe regions, we are experiencing strong growth with sales up 9% and 6% respectively, on capacity that is marginally up.

Within the Specialist sectors, demand for our portfolio of destination specialist businesses and activity adventure businesses remains strong, with sales up 4% and 11% on a like for like basis. In Canada, where market conditions are challenging, trading started more slowly than last year but has picked up in recent weeks, with the load factor for the peak months of January and February now in line with last year.

Summer 08

As we continue our post merger 100 day review, we are exiting unprofitable lines of business for Summer 2008 wherever possible, particularly within the short-haul segment in the UK and German source markets. As a result, UK capacity will be down 12% as we scale back the loss making scheduled flying programme within Thomson. As previously announced, capacity in Germany will be approximately 10% lower, following the return of eight aircraft for the Summer 2008 programme.

For Summer 2008, the UK & Ireland Mainstream and TUI Nordic programmes are the only businesses that have been on sale for any reasonable time period. Even though it remains early in the selling period, we remain encouraged by trading in the UK where sales are up 12% on volume growth of 6%. Margins in the UK & Ireland Mainstream business are slightly ahead of last year, despite continued cost pressures, particularly the year on year increase in fuel costs and APD recovery.

Currently, the First Choice programme remains 4 percentage points further sold than at the same point last year with sales 24% ahead on customer bookings that are up 18%. Both medium haul and long haul programmes are experiencing strong demand with sales up 36% and 17% respectively. In Thomson bookings are 1% down on capacity that has been reduced by 16%. The programme is 2 percentage points further sold than last year.

In the Nordic region, although it is early in the season, sales are up 23% on volume growth of 18%. The programme is 1 percentage point further sold than the prior year, with margins tracking ahead.

<u>Integration Process</u>

The integration process continues to progress in line with our expectations. On 29 January 2008, we will host an Investor Day at which we will present the conclusions of the first 100-day review, as well as updates on both the integration process and group strategy.

Proformas

TUI Travel PLC will issue proforma financial information for the 12 months ended 30 September 2007 and 30 September 2006 on 13 December 2007.

3rd Quarter Financial Results

TUI AG has today published its 3rd Quarter Interim Report. This report includes the results of the TUI AG Tourism division. It should be noted that the TUI AG Tourism division includes TUI Hotels & Resorts that do not form part of TUI Travel PLC.

The TUI AG 3rd Quarter Interim Report is based on the results of the TUI tourism division for the nine months to 30 September 2007 and First Choice Holidays for one month to 30 September 2007.

For ease of reference we have split out the TUI Hotels & Resort result in the table below. For completeness, we have also included, in Appendix 1 of this announcement, the extract from TUI AG's 3rd Quarter Interim Report that covers both the relevant financial results and commentary for the Tourism division.

TUI AG Tourism Division Financial Results

Turnover by division

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Central Europe	2,161	2,138	+1.1	4,798	4,597	+4.4
Northern Europe	1,710	1,743	-1.9	3,766	3,893	-3.3
Western Europe	1,179	1,070	+10.2	2,439	2,306	+5.8
Incoming Agencies	115	108	+6.4	224	197	+13.5
Other Tourism	-	3	-	-	71	-
TUI Hotels & Resorts	127	98	+28.9	302	248	+21.6
First Choice[1]	500	-	-	500	-	-
TUI Tourism (TUI AG)	**5,793**	**5,161**	**+12.2**	**12,028**	**11,313**	**+6.3**
Memorandum – Reconciliation to TUI Travel PLC results						
TUI Hotels & Resorts	127	98	+28.9	302	248	+21.6
TUI Travel PLC	**5,665**	**5,062**	**+11.9**	**11,727**	**11,064**	**+6.0**

[1] First Choice Holidays PLC was consolidated for September 2007 only

Underlying earnings by division (EBITA)

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Central Europe	146	175	-16.6	100	145	-31.0
Northern Europe	257	235	+9.4	130	186	-30.1
Western Europe	110	74	+48.6	59	33	+78.8
Incoming Agencies	32	29	+10.3	46	46	-
Other Tourism	-	(2)	-	-	(3)	-
TUI Hotels & Resorts	101	83	+21.7	132	116	+13.8
First Choice[2]	35	-	-	35	-	-

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
TUI Tourism (TUI AG)	**681**	**594**	**+14.6**	**502**	**523**	**-4.0**
Memorandum – Reconciliation to TUI Travel PLC results						
TUI Hotels & Resorts	101	83	+21.7	132	116	+13.8
TUI Travel PLC	**580**	**511**	**+13.5**	**370**	**407**	**-9.1**

[2] First Choice Holidays PLC was consolidated for September 2007 only

Going forward TUI Travel PLC will report interim management statements, in addition to half-yearly and preliminary results, to the market to coincide with TUI AG quarterly announcements. These results will only include the businesses within TUI Travel PLC and will be reported in sterling.

Commenting on the announcement, Peter Long, Chief Executive, TUI Travel PLC said:

"I am pleased with the way Winter trading is progressing across our businesses. In the UK, early indications for next Summer's trading are very encouraging where we are benefiting from operating two very strong franchises. The integration of the TUI Tourism and First Choice businesses within the UK is progressing as planned and as I have been visiting the TUI Tourism businesses over the past few weeks, my conviction that we have an exceptional value creation opportunity, which will be achieved by combining the best of both businesses, has been reinforced."

Enquiries

TUI Travel PLC
Paul Bowtell, Chief Financial Officer — Tel: 01293 588 036
Andy Jones, Director of Group Finance — Tel: 01293 588 058
David Paterson, Head of Strategy & Investor Relations — Tel: 01293 588 055
Lesley Allan, Corporate Communications Director — Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau — Tel: 020 7796 4133
Michael Sandler

Appendix 1 – TUI AG Tourism Division Financial Results

Extract from TUI AG Quarter 3 Report

Tourism – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	5,792.8	5,160.8	+12.2	12,028.3	11,312.9	+6.3
EBITA by division	**631**	**584**	**+8.0**	**407**	**653**	**-37.7**
Gains on disposals	-	+1		-	-162	-
Restructuring expenses	+5	+4		+10	+10	
Purchase price allocation	+15	-		+15	-	
Other one-off items	+30	+5		+70	+22	
Underlying EBITA by division	**681**	**594**	**+14.6**	**502**	**523**	**-4.0**
Capital expenditure	109.5	129.9	-15.7	294.6	478.0	-38.4
Employees (30 September)	-	-	-	66,999	52,552	+27.5

Tourism turnover grew by 12.2% to € 5.8 billion in the third quarter and by 6.3% to € 12.0 billion in the first nine months of 2007. The Central Europe sector increased by 1.1% in the third quarter and by 4.4% in the first nine months of the year. This was due to the increase in customers both in package tours but also in the modular and seat-only business. The Northern Europe sector reported a slight increase in customers and a decline in turnover of 1.9% in the third quarter and 3.3% in the first nine months of the year. The Western Europe sector recorded an increase in turnover of 10.2% in the third quarter with cumulated turnover of 5.8% for the first nine months of the year, with an overall growth in customers. The incoming agencies recorded turnover increases of 6.4% in the third quarter and of 13.5% in the first nine months of the year. First Choice – consolidated fully for the first time in September 2007 – reported a turnover of € 500 million for that month. The Other tourism sector did not report any turnover due to the divestments in the 2006 financial year. In the TUI Hotels & Resorts sector, turnover increased by 28.9% and by 21.6% respectively, in the third quarter and in the first nine months of 2007. On a like-for-like basis, excluding Other tourism sector as well as First Choice, tourism turnover increased by 2.6% and 2.5%, respectively, for the third quarter and the first nine months of 2007.

Customer numbers tourism

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Central Europe	4,224	3,784	+11.6	9,333	8,481	+10.1
Northern Europe	2.431	2.357	+3.1	5,630	5,453	+3.2
Western Europe	1,731	1,619	+6.9	3,771	3,569	+5.7
Total	**8,386**	**7,761**	**+8.1**	**18,734**	**17,503**	**+7.0**

At € 631 million in the third quarter 2007, total earnings by the tourism division increased by 8.0%. In the first nine months of the year, total earnings by the tourism division decreased by € 246 million year-on-year. The main reason for the decline in earnings year-on-year in the first nine months was one-off income from the divestment of the business travel operations, which was included in the first quarter 2006 and the Dutch specialist tour operators totalling € 162 million. Adjusted for one-off effects, underlying earnings increased by € 87 million year-

on year in the third quarter 2007 but declined by € 21 million in the first nine months of the year.

CENTRAL EUROPE

Central Europe – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	2,161.2	2,137.5	+1.1	4,797.5	4,597.2	+4.4
EBITA by division	**141**	**173**	**-18.5**	**84**	**137**	**-38.7**
Gains on disposals	-	-		-	-	
Restructuring expenses	+3	+2		+3	+8	
Purchase price allocation	-	-		-	-	
Other one-off items	+2	-		+13	-	
Underlying EBITA by division	**146**	**175**	**-16.6**	**100**	**145**	**-31.0**
Capital expenditure	6.7	31.3	-78.6	18.4	206.0	-91.1
Employees (30 September)	-	-	-	10,283	9,872	+4.2

Turnover and earnings

In the Central Europe sector (Germany, Switzerland and Austria and airline TUIfly.com), the number of customers rose by 11.6% in the third quarter 2007, with cumulative customers for the first nine months of 2007 up 10.1%. Turnover increased by 1.1% in the third quarter with varying trends observed in the individual source markets. In the first nine months of 2007, turnover increased by 4.4%. The German and Swiss source markets contributed to this year-on-year growth, whilst Austria's performance declined year-on-year.

Earnings for the Central Europe sector fell by 18.5% year-on-year to € 141 million in the third quarter 2007. Earnings for the first nine months of the year also declined by 38.7% to € 84 million. Earnings in the third quarter 2007 included one-off expenses of € 2 million for the re-branding of the new brand TUIfly.com in the framework of the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. There were also restructuring costs of € 3 million concerning the reorganisation of Austrian Gulet Touristik GmbH & Co KG. In the third quarter 2006 earnings included restructuring expenses of € 2 million, relating to the efficiency enhancement programme for the German market. Adjusted for these one-off effects in the third quarter 2007, underlying earnings totalled € 146 million, down 16.6% year-on-year. Cumulated underlying earnings for the first nine months of the year amounted to € 100 million, a decline of 31.0%. The main reason for the reduction in earnings was the slight decline in the seat load factor in the airline sector as well as a difficult market environment in the German flight sector.

Customer numbers Central Europe

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Germany	3,771	3,333	+13.1	8,462	7,632	+10.9
Switzerland	119	105	+13.5	248	212	+17.1
Austria	334	347	-3.8	623	637	-2.3
Central Europe	**4,224**	**3,784**	**+11.6**	**9,333**	**8,481**	**+10.1**

Germany

Customers by TUI tour operators and TUIfly.com, grew by 13.1% year-on-year in the third quarter 2007 and 10.9% for the first nine months of the year. As before, this was largely attributable to the TUI Deutschland tour operators – both in the package tour and modular segments – and the seat-only business of TUIfly.com. Demand for Egypt, Turkey and Spain as well as long-haul destinations was very strong, while bookings to Italy, Tunisia and Sri Lanka were more subdued.

Switzerland

The Swiss tour operator market continued to develop very satisfactorily in the third quarter 2007. TUI Suisse tour operators recorded an increase in customers of 13.5% in the third quarter and of 17.1% in the first nine months of 2007. This was largely attributable to the two brands TUI and FlexTravel, while Vögele bookings were on last year's level.

Austria

In Austria, the tour operator market continued to weaken in the third quarter 2007. TUI Austria reported a 3.8% reduction in customers year-on-year, with customer numbers declining by 2.3% year-on-year in the first nine months of 2007. However, both the TUI and Terra brands improved, whilst Gulet remained below expectations. Demand was particularly good for Egypt and Turkey. Bookings to Spain were less strong.

Flight operations Central Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %	Q3 2007	Q3 2006	Var. % - points
TUIfly.com	55	51	+4	7.5	7.2	+4.8	88.1	88.5	-0.4

TUIfly.com

The third quarter was furthermore characterised by the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. Due to the new Boeing 737s, delivered in the second quarter, the number of operated aircraft increased by four aircraft year-on-year. There was no change in the number of operated aircraft compared with the second quarter 2007. The seat load factor was slightly down against last year's level. However, compared with the second quarter 2007, the airline managed to improve its seat load factor significantly by 11.6%-points.

NORTHERN EUROPE

Northern Europe – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	1,710	1,743.4	-1.9	3,766.0	3,893.3	-3.3
EBITA by division	**239**	**235**	**+1.7**	**84**	**186**	**-54.8**
Gains on disposals	-	-		-	-	
Restructuring expenses	-	-		-	-	
Purchase price allocation	-	-		-	-	
Other one-off items	+18	-		+46	-	
Underlying EBITA by division	**257**	**235**	**+9.4**	**130**	**186**	**-30.1**
Capital expenditure	23.1	31.8	-27.4	60.7	60.0	+1.2
Employees (30 September)	-	-	-	13,263	15,874	-16.4

Turnover and earnings

In the Northern Europe sector (UK, Ireland, Nordic countries and airlines Thomsonfly and TUIfly Nordic), the number of customers rose by 3.1% in the third quarter 2007 and 3.2% in the first nine months of the year in a continuing difficult market environment. This growth in customers was mainly driven by the increase in Thomsonfly's seat-only business. Turnover declined by 1.9% year-on-year in the third quarter and 3.3% in the first nine months of the year. Source market UK reported a decline in turnover both in the third quarter and in the first nine months of 2007 whilst source market Nordic countries managed to expand their business volume in the quarter as well as in the first nine months.

At € 239 million in the third quarter 2007, earnings for the Northern Europe sector were above last year's level. Earnings for the first nine months of the year reduced by € 102 million to € 84 million. Earnings in the third quarter included one-off expenses of € 3 million relating to changes to the air passenger duty in the UK which could not be passed on to customers as well as one-off expenses for the redemption of long-term bonus programmes and consultancy fees relating to the merger between First Choice and TUI's tourism division of € 15 million. No one-off effects were included in earnings for 2006. Adjusted for the one-off effects for the third quarter 2007, underlying earnings totalled € 257 million, an increase of € 22 million year-on-year. This increase in earnings was primarily attributable to the restructuring programme offset in the financial year 2006 taking effects now as well as first recovery trends in the UK travel market; however, the market environment remains difficult yet. The Nordic countries had again a strong third quarter and were able to increase earnings for the first nine months of 2007. For the first nine months of 2007, underlying earnings for the Northern Europe sector totalled € 130 million, a decline of € 56 million.

Customer numbers Northern Europe

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
UK	1,990	1,822	+9.2	4,496	4,239	+6.1
Ireland	50	157	-68.3	180	299	-39.8
Nordic Countries	391	378	+3.3	954	915	+4.2
Northern Europe	**2,431**	**2,357**	**+3.1**	**5,630**	**5,453**	**+3.2**

UK

Market conditions in the UK remained difficult for the tour operators, leading to a reduction in customers; on the other hand, Thomsonfly recorded an increase in customers in the seat-only business. Total customers rose by 9.2% year-on-year in the third quarter 2007 and 6.1% year-on-year in the first nine months of 2007. In terms of short and medium-haul destinations, bookings to Portugal and France rose for the 2007 summer season, whilst bookings to Spanish destinations declined year-on-year.

Ireland

In the third quarter 2007, Ireland reported a 68.3% decline in customers. For the first nine months of the year, customers fell by 39.8% year-on-year. In the third quarter, the contract concerning the sale of the Irish tour operator Budget Travel to Primera Travel Group (Iceland) was closed. Thereby the requirements of the antitrust authorities in relation to the merger of TUI's tourism division and First Choice Holidays PLC were met.

Nordic countries

Tour operators in the Nordic countries met expectations in the third quarter 2007. The number of customers grew by a total of 3.3% in the third quarter, with cumulative customers for the first nine months of 2007 up 4.2%. Demand for Greece in particular was highly supported by higher demand for the Balearic Islands.

Flight operations Northern Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %	Q3 2007	Q3 2006	Var. % - points
Thomsonfly	48	47	+1	8.1	8.7	-6.5	90.7	85.5	+5.2
TUIfly Nordic	5	5	+/- 0	1.0	1.0	-5.1	95.5	95.1	+0.4

Thomsonfly

Due to flight schedule adjustments Thomsonfly reduced the volume of seat kilometres offered both in the charter flight segment and the scheduled flight segment. As a result, the seat load factor increased year-on-year. The airline operated one more aircraft compared to the third quarter 2006.

TUIfly Nordic

Offered seat kilometres in the third quarter 2007 were reduced due to flight schedule adjustments. As a consequence the seat load factor in the third quarter increased year-on-year. The fleet size remained unchanged year-on-year.

WESTERN EUROPE

Western Europe – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	1,179.4	1,069.9	+10.2	2,439.3	2,306.3	+5.8
EBITA by division	**108**	**67**	**+61.2**	**51**	**28**	**+82.1**
Gains on disposals	-	-		-	-13	
Restructuring expenses	+2	+2		+7	+2	
Purchase price allocation	-	-		-	-	
Other one-off items	-	+5		+1	+16	
Underlying EBITA by division	**110**	**74**	**+48.6**	**59**	**33**	**+78.8**
Capital expenditure	13.2	20.9	-36.8	27.7	63.0	-56.0
Employees (30 September)	-	-	-	6,663	6,639	+0.4

Turnover and earnings

In the Western Europe sector (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), turnover increased in the third quarter 2007 by 10.2% against 2006 due to an increase in customers. Cumulative turnover for the first nine months of the year also grew by 5.8%. In the Netherlands, turnover increased for the third quarter as well as for the entire reporting period. In France, turnover grew year-on-year both in the third quarter and in the first nine months of the year with customer numbers on last year's level. Belgium reported a turnover above last year's level, while customer numbers increased.

Earnings by the division increased noticeably year-on-year to € 108 million in the third quarter 2007 and to cumulative € 51 million in the first nine months of the year. Earnings in the third quarter included restructuring expenses of € 2 million for reorganisation in the French and Dutch source markets. Earnings in the corresponding 2006 quarter included restructuring expenses as well as other one-off items from the fleet renewal of the Corsair Boeing 747 fleet and expenses from changes to the IT booking systems at Nouvelles Frontières totalling € 7 million. Adjusted for these one-off effects, underlying earnings increased by 48.6% year-on-year. This was due to the from now on noticeable positive effects of performed restructuring programmes in the French business. The Dutch and Belgian organisations also developed positively in the third quarter. Cumulative underlying earnings for the first nine months of the year increased by 78.8% to € 59 million.

Customer numbers Western Europe

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
France	521	513	+1.5	1,270	1,273	-0.2
Netherlands	497	452	+10.0	1,044	984	+6.1
Belgium	713	654	+9.0	1,457	1,312	+11.0
Western Europe	**1,731**	**1,619**	**+6.9**	**3,771**	**3,569**	**+5.7**

France

In France, the travel market experienced a slight recovery. In line with this, customers increased by 1.5% year-on-year in the third quarter. Cumulated customers for the first nine months were on last year's level. Bookings to North Africa and Guadeloupe in particular were up in the third quarter.

Netherlands

Whilst volumes in the Dutch travel market decreased in the third quarter, TUI's Dutch tour operators reported an overall increase of 10.0% in customers, with total growth in customers of 6.1% for the first nine months of 2007. Demand in the third quarter was very strong for the Caribbean, France and Egypt, whilst bookings to the Balearic Islands, Germany and Portugal declined slightly.

Belgium

In Belgium, the number of tour operator customers grew by 9.0% in the third quarter 2007 and 11.0% in the first nine months of the year. In terms of flight operations, demand for Turkey and Bulgaria was very strong in the medium-haul segment, while the Caribbean reported good booking levels in the long-haul segment. Bookings of self-drive tours matched 2006 levels, while city trips and short breaks recorded year-on-year growth in bookings.

Flight operations Western Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %	Q3 2007	Q3 2006	Var. % - points
Corsair	8	8	+/- 0	4.3	4.3	+1.0	82.2	80.2	+2.0
TUI Airlines Nederland	4	3	+1	1.2	1.0	+23.7	89.9	90.1	-0.2
TUI Airlines Belgium	10	8	+2	1.8	1.6	+8.6	93.5	92.5	+1.0

Corsair

In the third quarter 2007, Corsair slightly increased the seat kilometre volume on offer due to the rise in demand in the long-haul segment. The seat load factor also increased, whilst the number of aircraft did not change year-on-year.

TUI Airlines Nederland/Arkefly

In the third quarter 2007, TUI Airlines Nederland operated one additional aircraft compared with the same quarter 2006. The seat kilometre volume rose accordingly whilst the seat load factor decreased slightly year-on-year.

TUI Airlines Belgium/Jetairfly

In the third quarter 2007, TUI Airlines Belgium operated two additional aircraft compared with the corresponding period 2006 and increased seat kilometres offered. The seat load factor on the expanded flight capacity increased year-on-year due to the increase in demand for tour operator products.

INCOMING AGENCIES

Incoming agencies – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	115.3	108.4	+6.4	223.7	197.1	+13.5
EBITA by division	**32**	**29**	**+10.3**	**46**	**46**	**0.0**
Gains on disposals	-	-		-	-	
Restructuring expenses	-	-		-	-	
Purchase price allocation	-	-		-	-	
Other one-off items	-	-		-	-	
Underlying EBITA by division	**32**	**29**	**+10.3**	**46**	**46**	**0.0**
Capital expenditure	1.6	0.9	+77.8	7.2	6.1	+18.0
Employees (30 September)	-	-	-	5,399	4,608	+17.2

Turnover and earnings

The incoming agencies sector reported a 6.4% increase in turnover year-on-year in the third quarter 2007. Cumulative turnover for the first nine months of the year increased by 13.5%.

Earnings for the division were stable, increasing by 10.3% to € 32 million in the third quarter 2007. At € 46 million in the first nine months of 2007, earnings were on last year's level. There were no one-off effects, neither in the third quarter 2007 nor 2006.

Business development

Incoming agencies reported a satisfactory business trend in the third quarter 2007 catering for 4.20 million guests, a 5.5% increase year-on-year. Agencies in the western Mediterranean reported different trends in guest numbers in the third quarter: TUI España recorded a slight fall in guests, primarily from source market UK. TUI Portugal however reported an increase in guests in all the Portuguese destinations and especially for the relatively new destination in the Cape Verde Islands. In the eastern mediterranean, the TUI Hellas and TUI Türkiye agencies again recorded increases in terms of guest numbers; as did Tunisia. In Egypt guest numbers were at last year's level in the third quarter. In the long-haul segment the Dominican Republic suffered a strong decline in guests. Mexico saw also a decline in the number of guests, in particular from Germany and the UK.

OTHER TOURISM

Other tourism – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	-	3.2	-	-	70.9	-
EBITA by division	**0**	**-3**	**-**	**0**	**146**	**-**
Gains on disposals	-	+1		-	-149	
Restructuring expenses	-	-		-	-	
Purchase price allocation	-	-		-	-	
Other one-off items	-	-		-	-	
Underlying EBITA by division	**0**	**-2**	**-**	**0**	**-3**	**-**
Capital expenditure	-	4.3	-	-	14.7	-
Employees (30 September)	-	-	-	-	472	-

In 2006, the Other tourism sector included the business travel operations and the IT services companies of TUI InfoTec. The divestment of the business travel operations to the Dutch BCD Holdings N.V. was closed on 31 March 2006. Resulting from this divestment a lagging expense of € 1 million incurred in the third quarter 13 2007. In September 2006, a 50.1% majority in TUI InfoTec was sold to the Indian software company Sonata Software Limited. The transaction was closed on 24 November 2006.

FIRST CHOICE HOLIDAYS PLC

First Choice Holidays PLC – Key figures

€ million	Sept 2007	Sept 2006	Var. %
Turnover	500.1	-	-
EBITA by division	**10**	-	-
Gains on disposals	-	-	-
Restructuring expenses	-	-	-
Purchase price allocation	+15	-	-
Other one-off items	+10	-	-
Underlying EBITA by division	**+35**	-	-
Capital expenditure	9.0	-	-
Employees (30 September)	15,170	-	-

In September – the first month the company was fully consolidated – the tour operators of First Choice Holidays reported 0.5 million customers. The business operated a fleet of 33 aircraft and offered 2.1 billion seat kilometres with a seat load factor of 91.9%. First Choice contributed turnover of € 500 million and earnings of € 10 million for September. These earnings included expenses incurred in the framework of the merger (€ 10 million) as well as expenses for the purchase price allocation (€ 15 million), of which € 10 million are related to the amortisation of order backlog fair value. Adjusted for these one-off effects of € 25 million, First Choice achieved underlying earnings of € 35 million.

26 September 2007

TUI TRAVEL PLC

TRADING UPDATE

Following the successful completion of the merger of the tourism businesses of TUI AG and First Choice Holidays PLC to form TUI Travel PLC, we are pleased to provide an update on current trading, acquisitions and business integration ahead of the start of our first full financial year for the 12 months ended 30 September 2008.

Current Trading

Since the trading numbers announced on the 9th August consumer demand across the TUI Travel businesses for Summer 2007 has remained strong. Forward bookings for Winter 2007/08 and early bookings for Summer 2008 are also very positive.

Summer 2007

After a relatively weak start to the Summer 2007 season, demand has picked up across all source markets and the Group has continued to trade in line with the Board's expectations.

Current Trading [1]		Summer 07	
y-o-y variation%	**Sales**	**Customers**	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice			
Short-haul	-2	flat	*-5*
Medium-haul	+3	+1	*flat*
Long-haul	+27	+22	*+25*
First Choice -Total	**+6**	**+3**	***flat***
TUI – UK			
Short-haul	-5	+3	*+3*
Medium-haul	-1	-1	*-4*
Long-haul	-19	-30	*-30*
TUI UK - Total	**-4**	**flat**	***-1***
TUI – Nordic	**+6**	**+3**	***+2***
TUI Northern Europe – Total	**-1**	**+1**	***flat***
Central Europe			
TUI – Germany	+6	+10	-
TUI – Austria	-2	-4	-
TUI – Switzerland	+22	+14	-
TUI Central Europe - Total	**+6**	**+9**	***+10***
Western Europe			
TUI – France	+2	-4	-
TUI – Belgium	+10	+10	-
TUI – Netherlands	+14	+9	-
TUI Western Europe – total	**+8**	**+5**	***+7***
SPECIALIST [2]	**+16**	**+16**	
ACTIVITY [2]	**+3**	**n/a**	
ONLINE DESTINATION SERVICES			
	Sales	**Bednights**	
Online Destination Services [3]	**+40**	**+24**	
Laterooms.com	**+53**	**+50**	

[1] These statistics are up to 23 September 2007
[2] These statistics exclude FY2006 and FY2007 acquisitions
[3] These statistics are for the online businesses only

MAINSTREAM SECTOR

Northern Europe (UK & Ireland and Nordic)

In the UK Mainstream business the First Choice brand, as anticipated, has performed particularly well with sales up 6% on flat capacity. This has been particularly driven by a strong long-haul offering and a recovery in medium-haul compared to last year. In the Thomson business sales are down 4% on lower capacity. This is primarily a result of remixing volume by reducing capacity in the package holiday segment and increasing participation in the component led independent travel segment. Whilst tightening the package holiday capacity in Thomson has led to good margin performance in the Summer, overall margins across the TUI Travel UK & Ireland businesses continue to be adversely impacted by higher APD taxes and the year on year increase in fuel costs.

The Nordic businesses which make up the rest of the Northern Europe Sector have had a strong Summer.

Central Europe (Germany, Switzerland and Austria)

In the German source market, although consumer demand has been strong with bookings up 10%, there has been a considerable increase in capacity leading to weaker selling prices, lower load factors and margin pressure. In addition, the German business has suffered as a result of third party tour operators returning capacity. For Summer 2008 capacity will be reduced to 48 aircraft from the current fleet of 55.

The other central European source markets have performed in line with our expectations.

Western Europe (France, Belgium and The Netherlands)

We are pleased with the performance in Western Europe where the Belgian and Dutch markets have performed very well with revenues up 10% and 14% respectively. The French business has also recovered strongly from a difficult Summer last year and will significantly reduce its loss for the year compared to 2006. All these businesses have seen margins improve year-on-year.

SPECIALIST SECTORS (Specialist, Activity and Online Destination Services)

The First Choice specialist businesses have continued their strong performance throughout the summer. On a like-for-like basis sales are up 16% in Specialist, 3% in Activity and 40% in Online Destination Services. Margins have improved across these businesses.

Winter 07/08

All businesses that have Winter programmes on sale are currently performing well for the Winter season. Capacity has been tightened across a number of source markets and margins are currently ahead of last year. We are further sold in the UK by 5 percentage points compared to this time last year.

Current Trading [1]		Winter 07/08	
y-o-y variation%	Sales	Customers	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice			
Short-haul	+1	-3	*-22*
Medium-haul	+29	+24	*-10*
Long-haul	+27	+23	*+2*
Total First Choice	**+25**	**+20**	***-10***
TUI – UK			
Short-haul	-10	-18	*-20*
Medium-haul	+24	+20	*-3*
Long-haul	-5	-13	*-4*
TUI UK – total	**+3**	**-2**	***-10***
TUI – Nordic	+23	+21	*+14*
TUI Northern Europe – total	**+10**	**+4**	***-4***
Central Europe			
TUI – Germany	+9	+9	-
TUI – Austria	+1	+6	-
TUI – Switzerland	+31	+30	-
TUI Central Europe - total	**+10**	**+10**	***+10***
Western Europe			
TUI – France	+4	-6	-
TUI – Belgium	+17	+23	-
TUI – Netherlands	+28	+15	-
TUI Western Europe	**+8**	**+6**	***+1***
SPECIALIST [2]	**+8**	**+15**	
ACTIVITY [2]	**+11**	**n/a**	

[1] These statistics are up to 23 September 2007
[2] These statistics exclude FY2006 and FY2007 acquisitions
[3] ODS and Laterooms.com – Winter season is not significantly sold at this point in time

Summer 08

For Summer 2008, the UK & Ireland Mainstream business is the only programme that has been on sale for any reasonable time period and we are seeing the benefit of having the two strongest tour operating businesses. Currently, First Choice sales are 26% ahead on customer bookings that are up 24%. The programme is 3 percentage points further sold than at the same point last year and long-haul is selling particularly well. In Thomson sales are 2% ahead on capacity that has been reduced by 8%. Margins overall in the TUI Travel UK & Ireland business are slightly ahead of last year.

Acquisitions

Over the summer period we have completed nine acquisitions within niche specialist segments of the leisure travel market for a maximum consideration of £81.7m. An initial consideration of £52.2m has been paid with a further amount of up to £29.5m that could be paid as deferred and contingent consideration. For the eleven months ended 30 September 2007, we have made sixteen acquisitions for a maximum consideration of £227.5m with an initial consideration of £159.0m.

In addition, as recently announced, we have divested of Budget Travel, one of the Group's Irish businesses to Primera Travel Group, a privately owned Icelandic travel company. Completion of the sale is subject to approval from the EU Competition authority.

We have acquired businesses within the online, activity, premium escorted tours and student travel segments of the market:

- Within Online Destination Services, we have strengthened our position further in the Asia Pacific region by agreeing to acquire asiarooms.com, a leading online B2C provider of hotel accommodation in Asia. Asiarooms.com has established itself as a significant online retailer of accommodation by applying leading edge technology and web capabilities in one of the fastest growing travel markets. Its main source markets are the USA, UK, Singapore and Australia serving key destinations of Thailand, Singapore, Japan and Hong Kong. In the current year, the business is on track to sell nearly 4m bed nights. This acquisition adds to our growing position in the Asia Pacific region and online accommodation market where we continue to see excellent growth and margin opportunities for the Group going forward.

- In the Activity Holidays Sector, we have acquired four companies. Within the premium North American escorted tours segment, we acquired Starquest, an operator of themed luxury travel adventures by private jet. Along with our existing business, TCS (acquired as part of the Grand Expeditions acquisition in December 2005), we are now the clear market leader within this high-growth segment of the US travel market. As previously announced, we acquired Hannibal Travel Group which is a leading premium escorted tours operator serving the Danish 'baby boomer' and 'young professional' demographic. It also compliments our existing Danish activity operation. In addition, we have added to our Schools and Adventure Travel Group within the Adventure division with the acquisition of Ski Alpine, which is a provider of group ski trips to UK university students. Finally, we have entered the sports tour market with the acquisition of Australian Sports Tours which offers fully guided tours and independent travel packages through B2B and B2C distribution channels for major sporting events. Operating at double-digit margins and within a fast growing area of the marketplace, we are looking to develop our participation within this niche segment.

- Within North American Student Travel, we have added to our two acquisitions in the first half with the purchase of World Class Vacations and New Horizons Tour and Travel. These acquisitions will maintain our position at the forefront of the fragmented and high growth group performance segment of the student travel marketplace in the US.

- Within the Mainstream Sector, we have acquired an online car broker and an online independent package holiday review site. These businesses will further enable us to meet the needs of the travel consumer for flexibility and choice in their holiday decision making.

The acquisition pipeline remains strong as we continue to target travel companies, notably within the Asia Pacific region, online, activity and North American student travel segments, that exhibit excellent growth characteristics and the ability to generate premium margins, high earnings growth and strong cash flow.

Integration Process

The integration process has started very well. The UK and Ireland management team has been announced and the two integration teams across the business are now fully operational. We are increasingly confident that during the first 100 days strategic clarity will be reached on a number of key business issues and that, over the stated three year period, we will deliver at least £100m in synergy benefits.

Outlook

In line with previous statements by both First Choice and TUI AG and based on the Summer 2007 trading numbers the TUI Travel Board is satisfied that these businesses will meet their expectations in respect of their current financial year ends. This is based on the continued trading progress made during Summer 2007 together with the benefits of the cost restructuring in the TUI Tourism businesses that are coming through in the second half of 2007 particularly in the 4th quarter.

Going forward, the first TUI Travel PLC year-end will be 30 September 2008. Accordingly, for comparative purposes proforma financials for the 12 months ended 30 September 2007 and 30 September 2006 are being produced. These will be available for release in early December. In arriving at the September numbers, adjustments will arise as we harmonise the October year-end of First Choice and the December year-end of TUI Tourism.

Commenting on the trading update, Peter Long, Chief Executive, TUI Travel PLC said:

"I am pleased with the way the peak summer season trading has progressed across our businesses and the signs for future seasons' trading are very encouraging particularly in the UK where we are benefiting from two strong franchises. Our acquisition pipeline remains strong and I am delighted with the acquisitions we have completed. Acquisitions remain a key priority for TUI Travel.

"The integration of the TUI Tourism and First Choice businesses has started and as I have been visiting the TUI Tourism businesses over the past few weeks my belief that we have an exceptional value creation opportunity by combining the best of both businesses has been reinforced."

Future communication dates

The next communication dates for the company will be as follows:

8 November	Trading update in conjunction with TUI AG's 3rd quarter results
Early December	Proforma financials for the twelve months to 30 September 2007 and 2006
29 January	Strategic update and Interim Management Statement

Enquiries

TUI Travel PLC

Paul Bowtell, Chief Financial Officer	Tel: 01293 588 036
Andy Jones, Director Group Finance	Tel: 01293 588 058
David Paterson, Head of Strategy & Investor Relations	Tel: 01293 588 055
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau	Tel: 020 7796 4133
Michael Sandler	

There will be an Analyst Conference Call at 0900 (BST) and the dial-in details are as follows:

UK dial-in : 0800 6940 257
International dial-in : +44 (0) 1452 555 566
Conf ID 18392242

14 September 2007

TUI Travel PLC

Conditional Sale of Budget Travel

Subsequent to an undertaking to divest TUI AG's Budget Travel business in Ireland announced on 4 June 2007, TUI Travel PLC today announces the conditional sale of Budget Travel, one of the Group's Irish businesses, to Primera Travel Group, a privately owned Icelandic travel company. Completion of the sale is subject to approval from the EU Competition authority.

The value of the gross assets disposed of is €46.4 million.

Enquiries:

Hudson Sandler Jessica Rouleau/Amy Faulconbridge	**+44 (0)20 7796 4133**
Primera Travel Group Andri Mar Ingolfsson, CEO	**+354 595 1080**

3 September 2007

TUI Travel PLC

Exercise of Shares

TUI Travel PLC, the new company formed by the merger of First Choice Holidays PLC and the Tourism Division of TUI AG has today begun trading on the London Stock Exchange. Following an extended close period associated, inter alia, with the merger, and as part of a larger sale of shares by employees, the following share transactions were undertaken by Peter Long (Chief Executive) and Paul Bowtell (Chief Financial Officer) on 3 September 2007:

In total Peter Long sold 2,441,707 shares, of which 854,256 were sold to cover taxation and national insurance and 360,577 were sold to cover the option price under the Senior Executive Plan.

In total Paul Bowtell sold 705,615 shares, of which 428,981 were sold to cover taxation and national insurance.

Further details of the shares sold from various share schemes and bonus schemes are set out below.

The following shares were exercised and sufficient shares sold to cover the taxation and national insurance obligations:		
	Exercised	**Sold**
Peter Long		
Deferred Annual Bonus Scheme	122,308	50,147
Deferred Annual Bonus Scheme (Matching Shares)	499,792	*229,708
Performance Share Plan	271,489	111,311
* Plus sale of additional 24,792 shares		
Paul Bowtell		
Restricted Share Plan	577,442	236,752

The following shares were exercised and sold (which includes a proportion to cover taxation and national insurance obligations):		
	Exercised	**Sold**
Peter Long		
Deferred Annual Bonus Scheme	130,862	130,862
Restricted Share Plan	460,775	460,775
Paul Bowtell		
Deferred Annual Bonus Scheme	119,915	119,915
Deferred Annual Bonus Scheme (Matching)	235,595	235,595
Performance Share Plan	113,355	113,355

The following options were exercised and sold (which includes a proportion to cover taxation, national insurance obligations and the option price of 109.50p		
	Exercised	**Sold**
Peter Long		
Senior Executive Plan	958,904	958,904

The share price for all transactions detailed above was 291.20 pence.

As a result of the above transactions the relevant Directors have beneficial interests in TUI Travel PLC shares as follows:

3 September 2007

TUI TRAVEL PLC BEGINS TRADING ON THE LONDON STOCK EXCHANGE

TUI Travel PLC is pleased to announce that the merger of First Choice Holidays PLC and the Tourism Division of TUI AG has been successfully completed. As a result, First Choice Holidays PLC's listing was cancelled at 8.00am today and the ordinary shares of the new combined group, TUI Travel PLC, have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

As previously announced, a detailed review of all the businesses will be undertaken over the coming months to help the Group identify enhanced opportunities in the businesses and to build on its stated strategy. In addition, cost efficiencies identified will be actioned during this period and beyond. It is the Group's intention to present the results of the review in January 2008.

Commenting on the completion of the merger, Peter Long, Chief Executive TUI Travel PLC said:
"The creation of TUI Travel PLC, one of the world's leading leisure travel companies, represents real growth opportunities for us as a Group. Not only will our shareholders benefit from efficiencies but we are also well positioned to deliver strong organic and acquisition led growth."

Dr Michael Frenzel, Chairman of TUI Travel PLC added:
"TUI Travel has tremendous opportunities ahead of it. We will bring together some of the best known brands in leisure travel coupled with excellent management expertise. TUI Travel will be actively shaping the future of the tourism business."

Enquiries:

Jessica Rouleau/Amy Faulconbridge
Hudson Sandler +44 (0)207 796 4133

The PLC website for TUI Travel PLC can be found at www.tuitravelplc.com

As at 3 September 2007, TUI Travel PLC has 1,118 million shares in issue and will trade under the ticker symbol TT.L

Notes to Editors

TUI Travel:

- has over 200 brands worldwide
- has 30 million customers from more than 20 source markets.
- has a fleet of 155 aircraft in Europe and nearly 3,600 retail shops in UK, Ireland and Continental Europe
- employs 48,000 colleagues worldwide

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A1: PRESS RELEASES

FIRST CHOICE

RECEIVED 2007 DEC 17 A 11:52

Investor tools
Financial reports
First Choice PLC 5 Year Summary
First Choice Archive
TUI Tourism Archive
Financial presentations
Environment & People
Regulatory & Statutory announcements
Shareholder information
FAQs
Financial calendar
The Board & Directors
Analyst & IR contacts

First Choice PLC 5 Year Summary

	2006 IFRS	2005 IFRS	2004 UK GAAP	2003 UK GAAP	2002 UK GAAP
Profit and loss account	**£m**	£m	£m	£m	£m
Revenue	**2,715.3**	2,441.6	2,317.5	2,249.1	2,183.3
Underlying profit before tax	**117.2**	115.0	98.3	87.1	72.5
Taxation on profits of joint venture and associate	**(1.2)**	(0.9)	-	-	-
Amortisation of business combination intangibles	**(11.3)**	(1.9)	-	-	-
Amortisation of goodwill (UK GAAP only)	-	-	(23.6)	(22.5)	(21.4)
Separately disclosed items	**(5.8)**	-	(0.2)	(16.8)	(5.7)
Impairment of goodwill	**(1.4)**	-	-	-	-
Profit before taxation	**97.5**	112.2	74.5	47.8	45.4
Taxation	**(25.2)**	(31.9)	(28.4)	(15.6)	(19.3)
Profit after taxation	**72.3**	80.3	46.1	32.2	26.1
Earnings per ordinary share	**13.7p**	13.5p	6.2p	3.6p	2.5p
Dividends per ordinary share relating to the year	**7.65p**	6.6p	5.5p	5.0p	4.5p

	2006 IFRS	2005 IFRS	2004 UK GAAP	2003 UK GAAP	2002 UK GAAP
Balance sheet	**£m**	£m	£m	£m	£m
Non-current assets	**1,090.8**	889.7	699.7	717.9	737.0
Current assets	**572.0**	449.9	692.6	666.7	641.3
Current liabilities	**(979.3)**	(912.8)	(760.6)	(759.6)	(711.3)
Net current liabilities	**(407.3)**	(462.9)	(68.0)	(92.9)	(70.0)
Total assets less current liabilities	**683.5**	426.8	631.7	625.0	667.0
Non-current liabilities excluding provisions	**(371.3)**	(117.2)	(80.6)	(87.6)	(88.2)
Provisions	**(30.2)**	(33.4)	(63.8)	(59.6)	(87.0)
Minority interests	-	-	(0.2)	(0.1)	(0.2)
Net assets	**282.0**	276.2	487.1	477.7	491.6

	2006 IFRS	2005 IFRS	2004 UK GAAP	2003 UK GAAP	2002 UK GAAP
Cash flow	**£m**	£m	£m	£m	£m
Operating profit	**72.3**	80.3	75.2	68.4	48.7
Other items related to operating activities	**15.1**	41.5	97.2	63.8	107.3
Total cash flows from operating activities	**87.4**	121.8	172.4	132.2	156.0
Dividends received from associate	**0.5**	0.3	0.3	0.3	0.3
Acquisition/(disposal) of subsidiaries, net of cash acquired	**(108.1)**	(33.1)	(10.1)	(9.0)	(24.6)
Acquisition of property, plant and equipment	**(59.6)**	(65.8)	(54.6)	(59.6)	(46.1)
Cash flows from other investing activities	**20.4**	11.2	24.7	19.7	18.4
Total cash flows from investing activities	**(146.8)**	(87.4)	(39.7)	(48.6)	(52.0)
Proceeds from new loans	**213.2**	30.9	5.4	9.4	8.1
Ordinary dividends paid	**(34.7)**	(28.7)	(25.9)	(23.0)	(20.9)
Preference dividends paid	-	(11.0)	(13.5)	(13.5)	(13.5)
Redemption of preference shares	-	(199.5)	-	-	-
Cash flows from other financing activities	**(44.3)**	(13.7)	(77.7)	(75.1)	(60.9)
Total cash flows from financing activities	**134.2**	(222.0)	(111.7)	(102.2)	(87.2)
Increase/(decrease) in cash	**74.8**	(187.6)	21.0	(18.6)	16.8

9 August 2007

First Choice Holidays PLC
Trading Update & Financing Announcement

To coincide with the announcement of the TUI AG Q2 results, and ahead of providing quarterly updates post-completion, First Choice Holidays PLC today announces an update on current trading and financing arrangements.

Financing Update

Acting on behalf of TUI Travel PLC with our colleagues at TUI AG, we are delighted to announce the successful syndication and signing of TUI Travel PLC's debut £1.2bn credit facility. The facility comprise two tranches - a £770m five year revolving credit facility and a £430m nine month bonding facility with a twelve month extension option. The facility is for the general corporate purposes of TUI Travel PLC including refinancing existing First Choice facilities and replacing existing First Choice and TUI Tourism bonding facilities.

The transaction was significantly oversubscribed, which we believe reflects the financial market's confidence in the strategic rationale and growth opportunity of the new Group. Due to such strong demand, the new facilities arranged are £200m more than originally sought. This was achieved at highly competitive margins over LIBOR of 75bps for the revolving credit facility and 55bps for the bonding facility.

Trading Update

In the six weeks since our trading update, the Group has continued to trade in line with the Board's expectations.

Current Trading [1]	Summer 07	
y-o-y variation%	**Sales**	**Customers**
Mainstream		
Short haul	-3	Flat
Medium haul	+1	+1
Long haul	+27	+23
Total	**+6**	**+3**
Capacity		*Flat*
Specialist		
Europe	+16	+14
North America [2]	+6	-2
Total	**+15**	**+13**
Activity		
Marine	+1	N/a
Adventure [2]	+6	N/a
Total	**+3**	**N/a**
Online Destination Services	**Sales**	**Bednights**
Online		
Hotelbeds	+47	+24
Bedsonline	+41	+34
Hotelopia	+24	+4
Total	**+42**	**+25**
Laterooms.com	**+61**	**+58**

[1] These statistics are up to 5 August 2007

[2] These statistics exclude FY2006 and FY2007 acquisitions

For the Summer 2007 season, the Mainstream Holidays Sector has continued to see the rate of sale increase and is tracking in line with our internal expectations, with revenues now cumulatively up +6% on volume growth of +3%. As previously announced, we have cut capacity in the short-haul segment, while increasing capacity within long-haul by +25%, thereby maintaining overall capacity flat with the prior year. Given the continued strong demand, we have less capacity left to sell for the remainder of the season compared to last year. Despite the encouraging rate of sale, margins continue to be adversely impacted by higher APD taxes and the year-on-year increase in fuel costs.

The Specialist Holidays Sector has continued to experience strong demand for its destination and lifestyle specialist products, with cumulative revenues up +15% on volume growth of +13%. Margins have benefited from the strong customer demand and are tracking in line with the Board's expectations.

In the Activity Holidays Sector, revenues are up +3% overall, with the Adventure businesses continuing to experience strong demand for its range of products, with revenues on a like-for-like basis up +6% for the season. Marine revenues are up +1%, with margins for the Sector tracking slightly ahead of last year.

All routes to market within the Online Destination Services Sector are performing well with revenues up +42% and bednights up +25%, and margins tracking ahead of last year. The Sector continues to grow as independent tour operators, travel agents and consumers (primarily through our successful partnerships with low cost airlines such as EasyJet) seek access to our accommodation bed-bank of over 25,000 hotels in 900 leisure destinations. Laterooms.com continues to perform ahead of our expectations with sales and bednights up +61% and +58% respectively, as the business experiences significant demand for late availability bedstock.

Merger Update

The merger process continues to remain on track following shareholder approval for the transaction on 25 July 2007. It is expected that admission and completion of the Merger will take place on 3 September 2007.

Commenting on the trading and financing update, Peter Long, Chief Executive said:

"I am pleased with the way summer trading is progressing and we remain on track to meet our internal expectations for the full year. Capacity is being well managed and demand remains strong for our products across all sectors. The successful refinancing is a major step towards the launch of TUI Travel PLC and I am delighted with the support we have received from our banking partners. I now look forward to the completion of the merger process and leading my colleagues through the integration process to create one of the world's leading travel groups."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director (Analysts)	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts)	Tel: 01293 588 058
David Paterson, Group Head of Planning & Analysis (Analysts)	Tel: 01293 588 055
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Michael Sandler/Amy Faulconbridge	Tel: 020 7796 4133

First Choice Holidays PLC

Extraordinary General Meeting to be held on 25 July 2007

Statement of Forms of Proxy received up to 48 hours before the time of the Meeting

Capital: 530,577,303

Res	FOR				DISCRETIONARY				AGAINST				ABSTAIN				TOTAL			
	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital
1 - Approve Scheme of Arrangement	1,028	344,524,554	98.09%	64.93%	136	333,183	0.09%	0.06%	75	654,181	0.19%	0.12%	26	5,719,347	1.63%	1.08%	1,265	351,231,265	100.00%	66.20%
2 - To approve the waiver	996	349,516,835	99.51%	65.87%	161	364,045	0.10%	0.07%	83	351,581	0.10%	0.07%	22	998,804	0.28%	0.19%	1,262	351,231,265	100.00%	66.20%
3 - TUI Travel Performance Share Plan	957	332,826,488	94.76%	62.73%	158	408,050	0.12%	0.08%	119	14,998,233	4.27%	2.83%	37	2,998,494	0.85%	0.57%	1,271	351,231,265	100.00%	66.20%
4 - TUI Travel Deferred Annual Bonus Scheme	957	327,307,569	93.19%	61.69%	156	383,048	0.11%	0.07%	117	13,142,266	3.74%	2.48%	47	10,398,382	2.96%	1.96%	1,277	351,231,265	100.00%	66.20%
5 - TUI Travel Sharesave Scheme	991	350,478,369	99.79%	66.06%	158	390,384	0.11%	0.07%	83	299,898	0.09%	0.06%	30	62,614	0.02%	0.01%	1,262	351,231,265	100.00%	66.20%
6 - TUI Travel Share Incentive Plan	981	350,518,466	99.80%	66.06%	160	399,959	0.11%	0.08%	86	249,635	0.07%	0.05%	34	63,205	0.02%	0.01%	1,261	351,231,265	100.00%	66.20%
7 - TUI Travel Value Creation Synergy Plan	933	312,987,433	89.11%	58.99%	162	401,783	0.11%	0.08%	127	29,979,345	8.54%	5.65%	53	7,882,704	2.24%	1.48%	1,275	351,231,265	100.00%	66.20%

First Choice Holidays PLC

Court Meeting to be held on 25 July 2007

Statement of Forms of Proxy received up to 48 hours before the time of the Meeting

Capital: 530,577,303

Res	FOR				DISCRETIONARY				AGAINST				ABSTAIN				TOTAL			
	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital	No. of Cards	No. of Votes	% of Vote	% of Capital
1 - Approve Scheme of Arrangement	1,168	344,491,146	99.94%	64.93%	0	0	0.00%	0.00%	86	197,839	0.06%	0.04%	0	0	0.00%	0.00%	1,254	344,688,985	100.00%	64.96%

25 July 2007

FIRST CHOICE HOLIDAYS PLC

RESULTS OF COURT MEETING AND EGM

The Board of First Choice Holidays PLC ("First Choice") announces that at the meeting convened by the Court and the Extraordinary General Meeting held today all the resolutions contained in the Notice of Court Meeting and the Notice of Extraordinary General Meeting were passed by the requisite majorities.

Accordingly, the merger of First Choice and the Tourism Division of TUI AG has now been approved by First Choice Shareholders. Subject to the Court sanctioning the Scheme, and confirming the associated reduction of capital, and the satisfaction or waiver of certain other outstanding conditions, completion of the merger and the listing of the TUI Travel PLC shares are expected to occur on 3 September 2007.

Voting Results

The resolution proposed at the Court Meeting to approve the Scheme was passed on a poll of holders of the Scheme Shares. The result of the poll was as follows:

To approve the Scheme:

	Number of Scheme Shares voted	% of Scheme Shares voted	% of issued Scheme Shares	Number of Scheme shareholders voting	% of Scheme shareholders voting
For	344,648,429	99.94%	64.96%	1,173	93.10%
Against	199,067	0.06%	0.04%	87	6.90%

The Extraordinary General Meeting was held to consider resolutions to approve (1) the Scheme, (2) the proposed waiver of Rule 9 of the Takeover Code, (3) the operation of the TUI Travel PLC Performance Share Plan, (4) the operation of the TUI Travel PLC Deferred Annual Bonus Scheme, (5) the operation of the TUI Travel PLC Sharesave Scheme, (6) the operation of the TUI Travel PLC Share Incentive Plan and (7) the operation of the TUI Travel PLC Value Creation Synergy Plan. Resolutions (1) and (3)-(7) were passed on a poll. Resolution (2) was passed on a poll of independent Shareholders. The results of the polls were as follows:

Res'n	Description	Votes For	%	Votes Against	%	Abstentions
1	Special resolution to approve the Scheme of Arrangement, to amend the Articles of Association of the Company, to cancel all the Scheme Shares, to reduce the capital of the Company, to increase the authorised share capital of the Company and to allot new shares	345,015,999	99.81	656,204	0.19	5,718,552
2	Ordinary resolution to approve the waiver by the Takeover Panel of the obligation that would otherwise arise on TUI AG to make a general offer to all the shareholders of the Company pursuant to Rule 9 of the Takeover Code	350,039,142	99.90	353,604	0.10	998,009
3	Ordinary resolution to approve the TUI Travel Performance Share Plan	333,392,800	95.69	15,000,256	4.31	2,997,699
4	Ordinary resolution to approve the TUI Travel Deferred Annual Bonus Scheme	327,848,718	96.15	13,144,450	3.85	10,397,587
5	Ordinary resolution to approve the TUI Travel Sharesave Scheme	351,026,854	99.91	302,082	0.09	61,819
6	Ordinary resolution to approve the TUI Travel Share Incentive Plan	351,076,526	99.93	251,819	0.07	62,410
7	Ordinary resolution to approve the TUI Travel Value Creation	313,547,317	91.27	29,981,529	8.73	7,861,909

	Synergy Plan					

The expected timetable of the remaining principal events will be as follows:

Court hearing to sanction the Scheme	29 August 2007
Court hearing to confirm the reduction of capital	31 August 2007
Expected date of completion, listing of TUI Travel PLC shares and commencement of dealings	3 September 2007

The number of First Choice Shares in issue as at 10.00 am on Wednesday, 25 July 2007 was 530,577,303. No First Choice Shares were held in Treasury.

Terms used but not defined in this announcement have the same meaning as given to them in the circular to shareholders dated 29 June 2007.

Enquiries:

Jessica Rouleau/Amy Faulconbridge +44 (0)207 796 4133

Hudson Sandler

14 June 2007

2007 DEC 17 A 11:23

FIRST CHOICE HOLIDAYS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 APRIL 2007

Highlights

- Underlying operating loss before interest and tax improved by 1% to £66.5m (2006: £67.0m)
- Underlying loss before tax of £82.5m (2006: £76.5m) due to higher financing cost resulting from increased spend on acquisitions
- Interim dividend up by 11% to 2.50p per ordinary share (2006: 2.25p)
- Improvement in underlying gross and operating margin
- Seven strategic acquisitions in niche specialist segments made in the first half for a maximum consideration of £145.8m (2006: £94.9m)
- Continued investment in long-haul programme and Holiday Villages; Dominican Republic opened in Winter 2006, Egypt opening in Summer 2007, Mexico and Cyprus openings planned for Summer 2008
- Specialist sectors underlying operating profit improved to £5.1m (2006: £0.2m)
- Agreement with TUI AG to create TUI Travel PLC by merging First Choice Holidays with the TUI tourism business (excluding certain hotel assets)

Financial highlights

	Underlying[1] results			Reported results		
£m	**HY07**	HY06	**Change**	HY07	HY06	Change
Revenue	**1,017.7**	960.7	**+5.9%**	1,017.7	960.7	+5.9%
Operating loss	**(66.5)**	(67.0)	**+0.7%**	(86.3)	(68.7)	-25.6%
Loss before tax	**(82.5)**	(76.5)	**-7.8%**	(102.8)	(78.2)	-31.5%
Basic loss per share	**(11.4p)**	(10.5p)	**-8.6%**	(14.2p)	(11.0p)	-29.1%
Dividend per share	**2.50p**	2.25p	**+11.1%**	2.50p	2.25p	+11.1%

Current trading

- For Summer 2007 Mainstream Holidays Sector revenues are up 3%, with long-haul revenues and bookings up 26% and 21% respectively
- Specialist Holidays Sector revenues and bookings are ahead of last year by 18% and 16% respectively
- Activity Holidays Sector revenues are up 5% on a like for like basis
- Online Destination Services bednight bookings are 32% up on prior year
- Laterooms.com bednights and revenues are up 73% and 78% respectively

[1] The Group believes that underlying operating loss, underlying loss before tax and underlying loss per share provide additional guidance to statutory measures on the underlying performance of the business during the financial period. Underlying loss before tax and underlying operating loss exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of losses of the Group's joint venture and associate.

Commenting on the results, Peter Long, Chief Executive said:

"I am pleased with the first half trading performance in what has been a challenging market, particularly in the UK and of course an exceptionally busy period for the company. The recent acquisitions are performing very well and the pipeline remains strong."

"It gives me great confidence for the future that we have such strength in depth within our management team that we have been able to pursue a large corporate transaction with TUI, complete the competition process whilst still delivering a good trading performance and integrating a number of acquisitions. Over the next few months this capability will be vital as we focus on delivering the results through the key summer period and completing the merger."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts)	Tel: 01293 588 058
David Paterson, Group Head of Planning & Analysis (Analysts)	Tel: 01293 588 055
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau / Amy Faulconbridge	Tel: 020 7796 4133

Note to editors:

High resolution images are available for the media to view and download from www.vismedia.co.uk.
For details of the webcast please visit our website www.firstchoiceholidaysplc.co.uk

INTERIM STATEMENT

Overview

The first half performance of the Group has been in line with our expectations and we are pleased to report a satisfactory overall result despite challenging trading conditions in some markets. We have continued to actively manage capacity and differentiate our Mainstream business through greater emphasis on exclusive product and medium and long-haul destinations, whilst building a portfolio of niche leisure travel businesses that operate in high growth segments. This strategy provides us with flexibility and the ability to diversify risk across the Group and drive margin growth.

During the period, we were pleased to announce the proposed creation of one of the world's leading travel groups, TUI Travel PLC through the recommended merger of First Choice and the tourism division of TUI AG (excluding certain hotel assets). The strong strategic fit of the businesses, combined with a leading management team provides the opportunity to create one of the world's most profitable travel groups. The merger will enable us to deliver sustainable revenue and long-term earnings growth while deriving cost advantage from leveraging both synergy opportunities and economies of scale to enhance margins.

Financial results

The Group achieved underlying loss before tax of £82.5m (2006: £76.5m), with underlying operating loss reduced by 1% to £66.5m (2006: £67.0m), on revenue growth of 6% to £1,018m (2006: £961m). The 8% increase in underlying loss before tax to £82.5m was primarily as a result of higher net financing expenses (up £6.5m to £16.0m) due to interest on acquisitions in the first half (£3.0m of the increase), the full period impact on interest expense of FY06 acquisitions (£2.5m of the increase) and higher borrowing costs as a result of the recent rises in UK interest rates (£1.0m of the increase). Consequently, underlying loss per share increased to 11.4 pence (2006: 10.5 pence). The Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11% compared to the same period in the prior year.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Six months ended 30 April	2007	2006
Revenue	£1,018m	£961m
Underlying operating loss	(£66.5m)	(£67.0m)
Underlying loss before tax	(£82.5m)	(£76.5m)
Statutory operating loss	(£86.3m)	(£68.7m)
Statutory loss before tax	(£102.8m)	(£78.2m)
Underlying basic loss per share	(11.4p)	(10.5p)
Statutory basic loss per share	(14.2p)	(11.0p)

A reconciliation of underlying loss before tax to statutory loss before tax is as follows:

	2007 £m	2006 £m
Underlying loss before tax	(82.5)	(76.5)
Separately disclosed items	(12.9)	-
Loss on disposal of investment in associate	(0.5)	-
Amortisation of business combination intangibles	(7.9)	(2.5)
Taxation on profits of joint venture and associate	1.0	0.8
Statutory loss before tax	(102.8)	(78.2)

As previously announced, due to the UK Government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing underperforming business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

Sector reviews

Mainstream Holidays

Winter 2006/07

	Winter 06/07	Winter 05/06	Change%
Passengers ('000)[1]			
Short-haul	153	173	-12%
Medium-haul	337	364	-7%
Long-haul	135	109	+25%
Total	**625**	**646**	**-3%**
Revenue per passenger			
Short-haul	+4%		
Medium-haul	+3%		
Long-haul	+10%		
Total	**+12%**		
Revenue growth			
Short-haul	-9%		
Medium-haul	-4%		
Long-haul	+37%		
Subtotal	+8%		
Other revenues [2]	-10%		
Total	**+4%**		
Underlying operating loss (£m)	(60.9)	(54.8)	-11%
Operating margin	(16.6)%	(15.5)%	-1.1ppts
Controlled distribution[3]	62%	57%	+5ppts
Online distribution[3]	34%	31%	+3ppts

[1]Passenger numbers include inclusive tour and flight-only sales for the UK, Ireland and Ski, whereas the trading updates simply focus on inclusive tour and flight-only sales for the UK.
[2]Other revenues include distribution, airline, accommodation only, cancellation and sundry revenue.
[3]Controlled and online distribution is expressed as a total % of customer bookings.

In what continues to be a particularly challenging UK market, the Mainstream Holidays Sector has performed in line with our expectations. The Sector's revenue for the six months ended 30 April 2007 was £367.7m (2006: £352.5m), with an underlying operating loss of £60.9m (2006: £54.8m). The increase in the underlying loss is attributable to a number of factors, including the impact of the increase in APD resulting in a £2.5m impact to margin. As previously announced, we have not been able to fully recover the rise in fuel prices from our customers, resulting in a £2.0m impact to profitability, while the continuing investment in the long-haul programme has cost £3.0m in the first half. We now have our full complement of six long-haul B767s, with five operating and one providing dedicated standby cover, all of which will be in operation until we start to take delivery of our first B787s in 2009.

Winter capacity was flat year-on-year with a 7% reduction in short-haul, 8% in medium-haul and a 30% increase in long-haul. The demand for our long-haul offering is very encouraging and it now accounts for 25% of our Winter programme (2006: 19%).

We continue to increase our control of distribution and in the Winter period 62% (2006:57%) of First Choice product was sold through our own channels, while for Summer 2007 it is 71% (2006: 66%). The investment in exclusive differentiated product continues. In the Winter we operated five Holiday Villages, including our first long-haul Holiday Village in the Dominican Republic. Our newest Holiday Village, in Egypt, has opened for this Summer and two more Holiday Villages, Mexico and Cyprus, will open next Summer.

Specialist Holidays

This Sector operates a business model characterised by destination specialisation and expertise, flexible accommodation and flying arrangements with niche brands in each source market. The Sector delivered an underlying operating profit of £10.9m (2006: £9.4m) on revenues of £400.6m (2006: £428.3m), representing a margin improvement of 50 basis points. The performance was driven primarily by a strong UK performance, managing capacity in a challenging Canadian market and in the key European source markets.

European Specialist Businesses

The UK Specialist businesses enjoyed an excellent Winter with underlying operating profits increasing by £1.0m year-on-year. The restructuring of the Division and the investment in a dynamic new selling system is now yielding benefits with controlled distribution increasing from 57% of total bookings to 69% across the Division. In the Continental European Specialist businesses the rate of sale continued to improve throughout the season with the businesses managing capacity carefully throughout the period. Egypt has continued to recover from terrorist incidents which affected trading during the Winter 2006 season, while capacity to Morocco increased by 33% following the launch of a further Marmara club in the destination, which proved extremely popular with our customers.

As previously announced, we have decided to scale back, or close, certain smaller businesses in Continental Europe which had sales in the year ending 31 October 2006 of £36.3m. The £4.5m benefit arising from these actions will be realised in the current financial year.

North American Specialist Businesses

The Canadian market remains highly competitive and this Winter the weather was also unseasonally warm during December and January. Despite the competitive environment, Signature Vacations performed strongly across all the regions of the country, as we were able to successfully manage capacity despite weakened demand during the early part of the season with minimal impact on profitability.

The First Choice Student Travel businesses based in the USA and Canada performed in line with our expectations. The recent acquisitions in educational student travel have integrated well into the division and are performing as anticipated.

	Winter 06/07	Winter 05/06	Change%
Passengers ('000)[1]			
Europe	360	334	+8%
North America	360	338	+6%
Total	**720**	**672**	**+7%**
Year-on-year variation			
Revenue per passenger			
Europe	-5%		
North America	+4%		
Total	**Flat**		
Revenue growth			
Europe	+3%		
North America	+11%		
Subtotal	+7%		
Other [2]	-12%		
Total	**-6%**		
Underlying operating (loss)/profit (£m)	**2007**	**2006**	
Europe	(4.8)	(7.1)	32%
North America	15.7	16.5	-5%
Total	**10.9**	**9.4**	**16%**
Underlying operating margin	2.7%	2.2%	+0.5ppts

Note
[1]*Passenger and revenue KPI's include FY06 and FY07 acquisitions, and exclude discontinued operations.*
[2] *Other includes revenue relating to discontinued operations in FY06 and FY07 and the impact of changing foreign exchange rates.*

Activity Holidays

The Activity Holidays Sector delivered an underlying operating loss of £6.8m (2006: loss of £7.5m) on revenue growth of 25% to £174.7m (2006: £140.1m). The £0.7m improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

Marine

The Sunsail Yachts and Moorings' integration is progressing well and we remain on target to deliver the anticipated cost synergy benefits of £5m this year, which is ahead of our original target.

Sunsail Clubs has reduced capacity following the closure of the Javelin Club in Turkey for re-development, it is planned to re-open the Javelin Club in 2008. This market remains challenging with a number of competitors offering holidays at significantly discounted prices. Our newest club, Phokaia in Turkey is in its second year of operation and demand is very high, up 56% year-on-year, giving us confidence that, despite the competitive environment, a superior club experience is important to our customers.

Occupancy levels within Inland Waterways have risen over the season, while the level of direct sales has increased by four percentage points to 46% (2006: 42%).

Adventure

The Adventure division, which includes First Choice Expedition Cruising, performed in line with our expectations with consumer demand for adventure-style holidays continuing to drive top-line and margin growth, with total revenues up 28% to £105m (2006: £82m) and like-for-like revenues up 19%. During the period, we reviewed our participation in the expedition cruising market and took the strategic decision to focus solely on polar expedition cruising. As a consequence, we acquired Quark Expeditions the world's leading operator of expedition cruise voyages to the polar regions. Quark operate six ships in the polar region and has built up market leading expertise in this activity. This acquisition will allow us to combine the Peregrine ships to create the market-leading operator in the polar expedition cruising market. As a result of this decision, after the period end, we sold the two Clipper ships that we acquired with the INTRAV acquisition for net disposal proceeds of £16m, although we have retained a medium-term charter on the Clipper Adventurer. In our opinion access to this type of capacity is important but ownership of the assets was not the optimum use of capital when capacity was readily available in the marketplace. With our enhanced position in this market we will be able to substantially improve our itineraries in the 2007/08 cruising programme.

The schools business performed well during its key trading period including a strong performance from the Travel Class business we acquired in 2006. The FlexiSki business benefited from restructuring and delivered excellent growth during its key trading period.

Winter 2006/07

Year-on-year variation	Revenue Total	Revenue Like-for-like
Marine	+25%	+3%
Adventure [1]	+28%	+19%
Escorted Tours	+9%	n/a
Total	**+25%**	**+15%**

	Winter 06/07	Winter 05/06	Change
Underlying operating loss (£m)	(6.8)	(7.5)	+9.3%
Operating margin	(3.9)%	(5.3)%	1.4ppts

[1] *Winter 2006/07 revenue includes First Choice Expedition Cruising, which is not included in the trading updates*

Escorted Tours

The Escorted Tours division enjoyed revenue growth of 9% to £21.3m (2006: £19.5m) as the portfolio of cultural and luxury escorted tour operators continued to benefit from strong consumer-led growth for these products.

Online Destination Services

The Online Destination Services Sector has achieved 29% like-for-like growth in underlying operating profit in the first half with like-for-like revenues up 11% and total revenues up 88% to £74.7m (2006: £39.8m). Total underlying operating profit has risen 159% to £1.0m (2006: £1.7m loss) as a result of the continued growth in the Hotelbeds and Bedsonline routes to markets, the recovery in Mexico as a destination which was adversely affected last year by Hurricane Wilma and the acquisition of Laterooms.com.

The integration of last year's acquisitions, Meridian and Pacific World, remains in line with expectations and has resulted in the Sector bed-bank increasing substantially for all the main destinations in China and South East Asia.

Laterooms.com, which we acquired in December 2006, had an excellent first four months in the Group and has so far delivered a financial performance in excess of our expectations. We are delighted with this performance and remain confident that this business will complement our existing online capability.

	Winter 06/07	Winter 05/06	Change
Online			
Bednights (m)			
Hotelbeds	3.2	2.2	+46%
Bedsonline	1.7	1.1	+55%
Hotelopia	1.2	1.2	+3%
Total	**6.1**	**4.5**	**+37%**
TTV per bednight (year-on-year change)			
Hotelbeds	+0%		
Bedsonline	+4%		
Hotelopia	+7%		
Total	**+2%**		
Underlying operating profit/(loss) (£m)	1.0	(1.7)	+159%
Operating margin	1.3%	(4.3)%	+5.6ppts

Acquisitions

In the last six months we have completed seven acquisitions in niche segments of the leisure travel market for a maximum consideration of £145.8m. By way of comparison, in the first half ended 30 April 2006, we made nine acquisitions for a maximum consideration of £94.9m. Of the maximum consideration of £145.8m for the six months ended 30 April 2007, £106.8m has been paid during the first half. A further amount up to £39.0m could be paid as deferred and contingent consideration.

Acquisitions H1 2007	Max £m	Paid £m
Acquisitions in the year	**106.8**	**106.8**
Contingent consideration not recognised	8.3	
Deferred and contingent consideration recognised	30.7	
	145.8	106.8
Acquisition costs	1.2	1.2
Total cost of investment	147.0	108.0
Less contingent consideration not recognised	(8.3)	
Total cost of investment accounted for	**138.7**	**108.0**
Cash acquired with acquisitions		(6.2)
Cash paid relating to prior year acquisitions		4.6
Net cash outflow in the period relating to acquisitions		**106.4**

We have acquired businesses within the online, adventure, premium escorted tours and North American student travel segments of the market:

- In the online market, we acquired laterooms.com, an online hotel price comparator and genuine provider of late availability accommodation. This business operates in a high growth niche market as hoteliers seek to distribute their unsold stock.

- Within North American Student Travel we have acquired two businesses, Young Explorers an educational tours business based in Canada and KSA Events which offers participation by high school students in organised sporting events and tournaments. The acquisition of KSA Events provides us with the platform to enter the group performance segment of the student travel marketplace in the US, which demonstrates similar high-growth characteristics to our existing high school leisure and educational group travel propositions.

- In the Activity Holidays Sector we have acquired four businesses within the Adventure division in the first half. i-to-i, headquartered in the UK, has established itself as a leading provider of Meaningful Travel experiences while iExplore, Inc. is a US premium adventure travel internet portal and WesternXposure is an Australian operator of adventure tours in Western Australia and the Northern Territory. Within expedition cruising, we acquired Quark Expeditions, the world's leading operator of expedition cruise voyages to the Polar Regions, and recently disposed of the two Clipper cruising ships to enable our business to focus exclusively on expedition cruising.

After the period end, we acquired Hannibal Travel Group (trading under the Hannibal and Marco Polo brands) within the Escorted Tours division, which is a leading premium escorted tours operator, serving the Danish market and primarily the 'baby boomer' and 'young professional' demographic.

The acquisition pipeline remains strong and we will continue to target leisure travel companies that have excellent growth characteristics with the ability to generate superior returns for our shareholders.

Cash

Our net debt position of (£373m) represents increased indebtedness of £186m compared to the same point in the prior year (2006: £187m net debt). The net debt position comprises £196m of cash and £569m of debt. Our acquisition strategy accounts for the majority of this increase in debt.

Dividends

The Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11% compared to the same period in the prior year. This is in line with our stated progressive dividend policy to maintain dividend cover at around two-times. The dividend is payable on 26 September 2007 to shareholders on the register at 24 August 2007.

Corporate activity

On 19 March 2007, we announced a proposed merger with the Tourism Division of TUI AG (excluding certain hotel assets) to create TUI Travel PLC. On 4 June 2007, the European Commission announced that it had conditionally approved the merger, subject to divestment of a business within the Republic of Ireland.

The merger, which will be implemented by way of a Court-approved Scheme of Arrangement, remains subject to a number of conditions, including approval of the TUI Travel PLC prospectus by the UKLA, approval by First Choice shareholders, approval of the Scheme of Arrangement by the UK High Court and the listing of the TUI Travel PLC shares.

The expected timetable of key events is:

29 June 2007- UKLA approval and publication of the TUI Travel PLC prospectus

Early July 2007 - Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders

By 1 October 2007 - Delisting of First Choice shares and listing of TUI Travel PLC shares

Within the expected timetable, exact dates for the posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders, the First Choice shareholder meetings, the Court hearing and for the final merger steps will be decided shortly. Shareholders will be kept fully informed.

Outlook

Current trading [1]

y-o-y variation %		Summer 2007 Sales	Summer 2007 Customers
Mainstream [2]			
	Short-haul	-8	-6
	Medium-haul	flat	flat
	Long-haul	+26	+21
Total		**+3**	**flat**
Capacity			flat
Specialist			
	Europe	+19	+17
	North America [3]	+7	-1
Total		**+18**	**+16**
Activity			
	Marine	+2	n/a
	Adventure [3]	+7	n/a
Total		**+5**	**n/a**
Online Destination Services		**Summer 2007 Sales**	**Summer 2007 Bednights**
Online			
	Hotelbeds	+48	+25
	Bedsonline	+72	+59
	Hotelopia [4]	+10	+4
Total		**+52**	**+32**
Laterooms		**+78**	**+73**

Notes:
[1]*These figures reflect trading up to 9 June 2007*
[2]*These statistics reflect UK Inclusive Tour and Flight Only sales*
[3]*These statistics exclude FY06 and FY07 acquisitions*
[4]*Hotelopia is on a booking basis*

In the six weeks since the trading update on 1 May 2007, trading for Summer 2007 has continued to perform in line with our expectations.

In Mainstream Holidays our performance has tracked in line with our expectations in what remains a challenging market, with revenues now cumulatively up +3% on flat volumes. We have cut capacity in the short-haul market, while maintaining capacity levels in the medium-haul segment where we are continuing to experience strong demand for Turkey and Greece. Within long-haul, as a result of the 25% increase in capacity and our differentiated product offering, we are continuing to enjoy strong demand for key destinations such as Mexico, Dominican Republic, Cuba and Costa Rica. Accordingly, long-haul revenues are up 26% on volume growth of 21%. We anticipate that margins will remain under pressure as the impact of the rise in APD and year-on-year increase in fuel costs affects our ability to recover the additional costs incurred.

The Specialist Holidays Sector has had an excellent start to Summer across all its businesses with sales and margins up on last year, as demand for the lifestyle and destination specialism products on offer and the growth in controlled distribution yields benefits across the sector.

Overall, the Activity Holidays Sector is performing well with the Adventure businesses enjoying a strong start to the season with revenues up 7% like-for-like and Marine revenues up +2% on a like-for-like basis. Margins are tracking slightly ahead of last year for the summer programme.

In the Online Destination Services Sector all routes to market continue to grow and are performing well, with margins ahead of last year. The Sector continues to benefit from demand for its significant bedbank across over 900 predominately leisure destinations from independent tour operators and travel agents. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78% and 73% respectively.

Although early in the selling period, where Winter 2007/08 is on sale, we are performing in line with our expectations.

Consolidated income statement
for the six months ended 30 April 2007 (unaudited)

	Note	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Revenue		**1,017.7**	960.7	2,715.3
Cost of sales		**(940.3)**	(893.6)	(2,313.4)
Gross profit		**77.4**	67.1	401.9
Administrative expenses		**(161.4)**	(133.7)	(289.0)
Share of operating (losses)/ profit of joint venture and associate		**(2.3)**	(2.1)	2.8
Operating (loss)/profit		**(86.3)**	(68.7)	115.7
Analysed as:				
Underlying operating (loss)/profit		**(66.5)**	(67.0)	135.4
Separately disclosed items	3	**(12.9)**	–	(5.8)
Amortisation of business combination intangibles		**(7.9)**	(2.5)	(11.3)
Impairment of goodwill		**–**	–	(1.4)
Taxation on (losses)/profits of joint venture and associate		**1.0**	0.8	(1.2)
		(86.3)	(68.7)	115.7
Loss on disposal of investment in associate		**(0.5)**	–	–
Financial income	4	**6.3**	3.8	8.9
Financial expenses	4	**(22.3)**	(13.3)	(27.1)
Net financing expenses		**(16.0)**	(9.5)	(18.2)
(Loss)/profit before tax		**(102.8)**	(78.2)	97.5
Taxation	5	**28.2**	20.6	(25.2)
(Loss)/profit for the period		**(74.6)**	(57.6)	72.3
Attributable to:				
Ordinary shareholders		**(74.9)**	(57.8)	72.0
Minority interest		**0.3**	0.2	0.3
(Loss)/profit for the period		**(74.6)**	(57.6)	72.3
Basic (loss)/earnings per ordinary share	7	**(14.2p)**	(11.0p)	13.7p

	Note	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Non GAAP measures – Reconciliation of underlying operating profit to underlying earnings				
Underlying operating (loss)/profit		**(66.5)**	(67.0)	135.4
Net financing expenses		**(16.0)**	(9.5)	(18.2)
Underlying (loss)/profit before tax		**(82.5)**	(76.5)	117.2
Taxation (Group and share of joint ventures and associates)		**29.2**	21.4	(26.4)
Tax credit on intangibles acquired in business combinations		**(2.4)**	–	(4.3)
Tax credit on separately disclosed items		**(4.0)**	–	(1.7)
Minority interest		**(0.3)**	(0.2)	(0.3)
Underlying (loss)/earnings attributable to ordinary shareholders		**(60.0)**	(55.3)	84.5
Basic underlying (loss)/earnings per ordinary share	7	**(11.4p)**	(10.5p)	16.1p

Consolidated balance sheet
at 30 April 2007 (unaudited)

	30 April 2007 £m	30 April 2006 £m	31 October 2006 £m
Non-current assets			
Intangible assets	**761.0**	559.8	604.2
Property, plant and equipment	**289.4**	309.0	312.4
Investments in joint venture and associate	**32.2**	32.4	36.8
Other investments	**0.7**	0.9	0.6
Trade and other receivables	**106.2**	80.4	80.0
Deferred tax assets	**56.1**	61.0	56.8
	1,245.6	1,043.5	1,090.8
Current assets			
Trade and other receivables	**541.4**	478.5	391.7
Income tax debtor	**18.7**	–	–
Derivative financial instruments	**6.3**	20.0	1.6
Cash and cash equivalents	**196.1**	156.1	177.5
Assets classified as held for sale	**16.0**	6.5	1.2
	778.5	661.1	572.0
Total assets	**2,024.1**	1,704.6	1,662.8
Current liabilities			
Interest-bearing loans and borrowings	**(134.5)**	(10.2)	(8.6)
Derivative financial instruments	**(62.9)**	(26.4)	(62.5)
Trade and other payables	**(1,036.1)**	(1,004.8)	(865.9)
Provisions	**(17.7)**	(13.1)	(17.6)
Income tax payable	**–**	(3.4)	(24.7)
	(1,251.2)	(1,057.9)	(979.3)
Non-current liabilities			
Interest-bearing loans and borrowings	**(434.5)**	(333.3)	(272.2)
Employee benefits	**(27.8)**	(34.6)	(24.7)
Other long term liabilities	**(62.9)**	(35.9)	(40.1)
Provisions	**(30.8)**	(32.3)	(30.2)
Deferred tax liabilities	**(50.9)**	(29.0)	(34.3)
	(606.9)	(465.1)	(401.5)
Total liabilities	**(1,858.1)**	(1,523.0)	(1,380.8)
Net assets	**166.0**	181.6	282.0
Equity			
Share capital	**15.9**	15.9	15.9
Share premium	**242.2**	241.7	242.0
Other reserves	**296.3**	336.8	296.4
Retained earnings	**(389.3)**	(413.2)	(273.2)
Total equity attributable to equity holders of the parent	**165.1**	181.2	281.1
Minority interest	**0.9**	0.4	0.9
Total equity	**166.0**	181.6	282.0

Consolidated statement of cash flows
for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
(Loss)/profit for the period	**(74.6)**	(57.6)	72.3
Adjustment for:			
Depreciation and amortisation	**30.1**	24.2	56.2
Equity-settled share-based payment expenses	**3.3**	3.0	6.1
Gain on sale of property, plant and equipment	**(0.3)**	–	(0.9)
Loss/(income) from joint venture and associate	**2.3**	2.1	(2.8)
Impairment of goodwill	**–**	–	1.4
Loss on foreign exchange	**0.3**	–	0.2
Finance income	**(6.3)**	(3.8)	(8.9)
Finance expense	**22.3**	13.3	27.1
Income tax (credit) / expense	**(28.2)**	(20.6)	25.2
Operating (loss)/profit before changes in working capital and provisions	**(51.1)**	(39.4)	175.9
Increase in trade and other receivables	**(157.9)**	(168.5)	(60.9)
Increase in trade and other payables	**167.2**	160.3	12.3
Increase/(decrease) in provisions and employee benefits	**5.1**	(5.9)	(8.0)
Cash flows from operations	**(36.7)**	(53.5)	119.3
Interest paid	**(19.9)**	(11.1)	(22.6)
Interest received	**4.0**	2.1	5.1
Income taxes paid	**(13.3)**	(9.3)	(14.4)
Cash flows from operating activities	**(65.9)**	(71.8)	87.4
Investing activities			
Proceeds from sale of property, plant and equipment	**9.5**	15.9	20.3
(Purchase of)/proceeds from sale of investments	**(0.1)**	(0.1)	0.1
Dividends received from associate	**–**	–	0.5
Acquisition of subsidiaries, net of cash acquired	**(106.4)**	(79.5)	(108.1)
Acquisition of property, plant and equipment	**(23.1)**	(20.4)	(59.6)
Purchase of own shares for share-based payments	**(3.9)**	–	–
Net cash flow from investing activities	**(124.0)**	(84.1)	(146.8)
Financing activities			
Proceeds from the issue of share capital	**–**	0.2	0.2
Proceeds from new loans	**271.2**	294.9	213.2
Repayment of borrowings	**(21.1)**	(40.3)	(26.8)
Payment of finance lease liabilities	**(0.5)**	(13.6)	(17.7)
Ordinary and minority interest dividends paid	**(40.7)**	(34.7)	(34.7)
Net cash flow from financing activities	**208.9**	206.5	134.2
Net increase in cash and cash equivalents	**19.0**	50.6	74.8
Cash and cash equivalents at start of period	**177.5**	105.4	105.4
Effect of foreign exchange on cash held	**(0.4)**	0.1	(2.7)
Cash and cash equivalents at end of period	**196.1**	156.1	177.5
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	**196.1**	156.1	177.5
Overdraft bank accounts shown in interest bearing liabilities	**–**	–	–
Cash and cash equivalents for the cash flow statement	**196.1**	156.1	177.5

Consolidated statement of recognised income and expense
for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Foreign exchange translation	**(2.2)**	0.7	(3.7)
Actuarial gains arising in respect of defined benefit pension schemes	**–**	–	4.0
Tax on items taken directly to equity	**(0.8)**	2.7	21.6
Cash flow hedges:			
- movement in fair value	**(25.5)**	(7.4)	(55.1)
- amounts recycled to the income statement	**28.4**	(1.4)	(5.1)
Net expense recognised directly in equity	**(0.1)**	(5.4)	(38.3)
(Loss)/profit for the period	**(74.6)**	(57.6)	72.3
Total recognised (expense)/income for the period	**(74.7)**	(63.0)	34.0
Attributable to:			
Ordinary shareholders	**(75.0)**	(63.2)	33.7
Minority interest	**0.3**	0.2	0.3
	(74.7)	(63.0)	34.0

Notes (unaudited)

1. Basis of preparation

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 October 2006.

The comparative figures for the financial year ended 31 October 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segmental information

The Sector analysis is based on the Group's management and reporting structure.

Period ended 30 April 2007

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture	Total Group
Revenue							
Total revenue	372.5	400.6	175.3	80.2	(10.9)	-	1,017.7
Less: Inter segment revenue	(4.8)	-	(0.6)	(5.5)	10.9	-	-
External revenue							
- continuing operations	367.7	400.3	172.9	69.5	-	-	1,010.4
- acquisitions	-	0.3	1.8	5.2	-	-	7.3
Total external revenue	**367.7**	**400.6**	**174.7**	**74.7**	**-**	**-**	**1,017.7**
Operating (loss)/profit	(69.7)	8.5	(11.1)	(4.3)	(7.4)	(2.3)	(86.3)
Add back:							
Amortisation of business combination intangibles	-	1.0	2.2	4.7	-	-	7.9
Separately disclosed items	8.8	1.4	2.1	0.6	-	-	12.9
Taxation on joint venture and associate	-	-	-	-	-	(1.0)	(1.0)
Underlying operating (loss)/profit	**(60.9)**	**10.9**	**(6.8)**	**1.0**	**(7.4)**	**(3.3)**	**(66.5)**
Analysed as:							
- continuing operations	(60.9)	10.9	(7.0)	(1.2)	(7.4)	(3.3)	(68.9)
- acquisitions	-	-	0.2	2.2	-	-	2.4
	(60.9)	**10.9**	**(6.8)**	**1.0**	**(7.4)**	**(3.3)**	**(66.5)**
Net financing expenses							(16.0)
Underlying loss before tax							**(82.5)**

2. Segmental information – cont'd

Period ended 30 April 2006

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
Revenue							
Total revenue	361.9	428.3	140.1	44.7	(14.3)	-	960.7
Less: Inter segment revenue	(9.4)	-	-	(4.9)	14.3	-	-
Total external revenue	352.5	428.3	140.1	39.8	-	-	960.7
Operating (loss)/profit	(54.8)	9.0	(9.4)	(1.9)	(9.5)	(2.1)	(68.7)
Add back:							
Amortisation of business combination intangibles	-	0.4	1.9	0.2	-	-	2.5
Taxation on joint venture and associate	-	-	-	-	-	(0.8)	(0.8)
Underlying operating (loss)/profit	(54.8)	9.4	(7.5)	(1.7)	(9.5)	(2.9)	(67.0)
Net financing expenses							(9.5)
Underlying loss before tax							(76.5)

Period ended 31 October 2006

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
Revenue							
Total revenue	1,290.8	961.6	344.2	158.1	(39.4)	-	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	-	-
Total external revenue	1,272.1	961.5	343.4	138.3	-	-	2,715.3
Operating profit/(loss)	68.0	30.1	17.7	13.9	(16.8)	2.8	115.7
Add back:							
Amortisation of business combination intangibles	-	5.2	5.6	0.5	-	-	11.3
Separately disclosed items	2.5	3.3	-	-	-	-	5.8
Impairment of goodwill	-	1.4	-	-	-	-	1.4
Taxation on joint venture and associate	-	-	-	-	-	1.2	1.2
Underlying operating loss	70.5	40.0	23.3	14.4	(16.8)	4.0	135.4
Net financing expenses							(18.2)
Underlying profit before tax							117.2

Comparative segmental information has been restated to reflect the transfer of management of Trips Worldwide, Magic of the Orient, Aventuria and Your Man Tours business from the Activity Holidays Sector to the Specialist Holidays Sector. Comparative information has also been restated to reflect corporate costs separately.

Online Destination Services revenue and cost of sales for the six month period to 30 April 2006 have both been reduced by £56.1m in order to be presented on a consistent basis with the other periods reported.

3. Separately disclosed items

As previously announced, due to the UK government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing under performing business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

4. Net financing expenses

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Interest income	**4.0**	2.0	5.0
Interest on pension scheme assets	**2.3**	1.8	3.9
Financial income	**6.3**	3.8	8.9
Bank interest payable on loans and overdrafts	**(19.2)**	(10.5)	(21.5)
Interest on pension scheme liabilities	**(2.4)**	(2.2)	(4.5)
Finance lease charges	**(0.7)**	(0.6)	(1.1)
Financial expenses	**(22.3)**	(13.3)	(27.1)
Net financing expenses	**(16.0)**	(9.5)	(18.2)

5. Taxation

Income tax for the six month period to 30 April 2007 is calculated using the estimated annual effective tax rate for the full year ending 31 October 2007.

The estimated annual effective tax rate for the year ended 31 October 2007, calculated on profit/loss before tax separately disclosed items and amortisation of business combination intangibles, is 27.5% (2006: full year actual underlying tax rate 27.6%).

6. Dividends

Dividends have been recognised within equity as follows:

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Interim ordinary dividend paid for 2006 2.25p (2005: 1.95p)	**11.8**	10.1	10.1
Final ordinary dividend paid for 2006 of 5.40p (2005: 4.65p)	**28.6**	24.4	24.4
	40.4	34.5	34.5

6. Dividends – cont'd

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.50p per share (2006: 2.25p) payable on 26 September 2007 to the holders of relevant shares on the register at 24 August 2007. The interim dividend amounts to £13.2m (2006: £11.8m) and will be recognised as a deduction from equity when paid.

A dividend reinvestment plan is available for shareholders. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2007 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 5 September 2007 and any requests should be made in good time ahead of that date.

7. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2007 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts.

	Loss	**Weighted average no. of shares**	**Loss per share**	Loss	Weighted average no. of shares	Loss per share
		6 months 30 April			6 months 30 April	
	2007 £m	**2007 millions**	**2007 pence**	2006 £m	2006 millions	2006 pence
Basic and diluted loss per ordinary share	**(74.9)**	**527.0**	**(14.2)**	(57.8)	524.2	(11.0)
Amortisation of business combination intangibles (net of tax)	**5.5**	**–**	**1.0**	2.5	–	0.5
Basic and diluted loss per share before amortisation of business combination intangibles	**(69.4)**	**527.0**	**(13.2)**	(55.3)	524.2	(10.5)
Separately disclosed items (net of tax)	**8.9**	**–**	**1.7**	–	–	–
Disposal of investment in associate	**0.5**	**–**	**0.1**	–	–	–
Basic and diluted underlying loss per ordinary share	**(60.0)**	**527.0**	**(11.4)**	(55.3)	524.2	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic loss per ordinary share and diluted underlying loss per ordinary share has not included anti-dilutive potential ordinary shares. Therefore there is no difference between the calculation of basic and diluted measures in the six month period.

8. Acquisitions

During the six months ended 30 April 2007, the Group has made the following acquisitions:

Sector & entity	Country of operation	Date of acquisition	Consideration recognised £m
Specialist			
Young Explorers	Canada	January 2007	0.8
KSA Events	USA	April 2007	+2.1
Activity			
WesternXposure	Australia	February 2007	+2.4
i-to-i	UK	February 2007	+20.6
iExplore	USA	February 2007	+4.6
Quark Expeditions	USA	April 2007	9.8
ODS			
Laterooms.com	UK	December 2006	+97.2
			137.5

\+ Provisional, as consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £101.8m; deferred consideration and acquisition costs of £4.6m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £106.4m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions £m	Book value prior to acquisition	Fair value adjustments (provisional)	Fair value to Group (provisional)
Property, plant and equipment	1.0	–	1.0
Other intangible assets	0.8	56.6	57.4
Trade and other receivables	6.7	–	6.7
Trade and other payables	(11.2)	–	(11.2)
Interest-bearing loans and borrowings	(17.5)	–	(17.5)
Income tax payable	(0.1)	–	(0.1)
Deferred tax liabilities	–	(17.6)	(17.6)
Cash and cash equivalents	6.2	–	6.2
Net identifiable assets and liabilities	(14.1)	39.0	24.9
Goodwill on acquisition			113.8
Fair value of consideration		137.5	
Acquisition costs		1.2	
Total cost of investment			138.7
Cash and cash equivalents acquired			(6.2)
Loan notes payable			(21.6)
Deferred and contingent consideration and accrued costs			(9.1)
Net cash outflow			**101.8**

9. Reconciliation of movements in equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**
Total recognised (expense)/ income for the period	–	–	(0.1)	(74.9)	(75.0)	0.3	(74.7)
Shares issued	–	0.2	–	(0.2)	–	–	–
Share based payment	–	–	–	3.3	3.3	–	3.3
Acquisition of shares for share-based payment	–	–	–	(3.9)	(3.9)	–	(3.9)
Ordinary dividends *(note 6)*	–	–	–	(40.4)	(40.4)	–	(40.4)
Minority interest dividend	–	–	–	–	–	(0.3)	(0.3)
At 30 April 2007	**15.9**	**242.2**	**296.3**	**(389.3)**	**165.1**	**0.9**	**166.0**

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserves £m	Total £m
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**
Total recognised (expense)/ income for the period	–	–	(2.2)	2.1	(0.1)
At 30 April 2007	**201.4**	**138.5**	**(8.0)**	**(35.6)**	**296.3**

10. Movements in cash and net debt

	30 April 2007 £m	Cash movement £m	Foreign exchange movements £m	Arising on acquisition £m	31 October 2006 £m	30 April 2006 £m
Cash and cash equivalents	**196.1**	19.0	(0.4)	–	177.5	156.1
Bank loans and loan notes	**(561.6)**	(250.0)	1.1	(39.1)	(273.6)	(336.0)
Finance leases	**(7.4)**	0.5	(0.7)	–	(7.2)	(7.5)
Net debt	**(372.9)**	(230.5)	–	(39.1)	(103.3)	(187.4)

Cash movements in bank loans include £0.1m of repayment of acquisition-related loan notes. For clarity, the cash flow statement includes this movement in payments for the acquisition of subsidiaries.

11. Approval

The interim financial statements were approved by the Board on 13 June 2007.

Independent Review Report by KPMG Audit Plc to First Choice Holidays PLC

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 April 2007 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 April 2007.

KPMG Audit Plc
Chartered Accountants
London

13 June 2007

First Choice Holidays PLC

Where leisure travels further

Interim Results
for the six months ended
30 April 2006

13 June 2006

Agenda

1. Six months overview	Peter Long
2. Financial review	Paul Bowtell
3. Current trading	Peter Long
4. Leading in the travel space	Peter Long
5. Questions & Answers	

Six months overview

- Underlying loss pre IFRS improved by 5%
- Dividend increase of 15% to 2.25p per share (2005: 1.95p)
- Mainstream long-haul revenue +48%
- Specialist Holidays profit increased by 30% to £6.5m
- Integration of Sunsail Yachts and Moorings companies progressing well
- INTRAV sale of two coastal cruisers and formation of First Choice Expedition Cruising – Intrav going back to its roots

First Choice Holidays PLC

Where leisure travels further

Financial review – HY2006

Paul Bowtell - Group Finance Director

Financial highlights

• Turnover - total	**£1,017m**	Improved by	**16%**
- like-4-like[1]	**£899m**	Improved by	**3%**
• Underlying operating loss[2]	**£(30)m**	Improved by	**5%**
• Free cash flow	**£(85)m**	Improved by	**5%**
• LPS	**10.5p**	In line	**0%**
• Interim dividend per share	**2.25p**	Improved by	**15%**

First Choice Holidays PLC

(1) Growth excluding in-year and prior year acquisitions

(2) Operating loss before interest, JV & associate and IFRS adjustments

Profit & loss

£m	HY06	HY05	
Operating loss	**(30.3)**	**(32.0)**	**+5%**
Joint Venture/Assoc. *(including IFRS adj of £-0.2m in 06)*	(2.9)	(1.0)	
IFRS adjustment	(33.8)	(32.5)	
Headline loss before interest and tax	**(67.0)**	**(65.5)**	**-2%**
Interest *(including IFRS adj of £-0.4m in 05 & 06)*	(9.5)	(1.5)	
Headline loss before tax	**(76.5)**	**(67.0)**	**-14%**
Amortisation of IFRS3 intangibles	(2.5)	-	
Loss before tax *(and tax on JV)*	(79.0)	(67.0)	-18%
Tax	21.4	19.4	
Loss after tax	**(57.6)**	**(47.6)**	**-21%**

IFRS Memo		
Sectors	(33.8)	(32.5)
JV	(0.2)	-
Interest	(0.4)	(0.4)
Total IFRS adjustment	(34.4)	(32.9)

Impact of IFRS conversion and acquisitions

	UK GAAP				IFRS	
£m	Sectors	JV/Ass.	Interest	Headline LBT	IFRS Adj.	Headline LBT
H1 2005	**(32.0)**	**(1.0)**	**(1.1)**	**(34.1)**	**(32.9)**	**(67.0)**
L4L growth[1]	0.1	0.5	-	0.6	(1.5)	(0.9)
Online investment[2]	(0.9)	-	-	(0.9)	-	(0.9)
Acquisition impact	2.5	-	(2.0)	0.5	-	0.5
Second ship refit	-	(2.2)	-	(2.2)	-	(2.2)
Refinancing pref shares	-	-	(6.0)	(6.0)	-	(6.0)
H1 2006	**(30.3)**	**(2.7)**	**(9.1)**	**(42.1)**	**(34.4)**	**(76.5)**

(1) Growth excluding in-year and prior year acquisitions

(2) Online investment is with the ODS Sector

Profit & loss by Sector

	HY06 £m	HY05 £m	Total Growth	Like-4-like Growth[1] (IFRS)	Like-4-like Growth[1] (UK GAAP)
Turnover					
Mainstream Holidays	352.5	353.8	-%	-%	-%
Specialist Holidays	420.8	391.2	+8%	-%	-%
Activity Holidays	147.6	61.1	+142%	+11%	+11%
Online Destination Services	95.9	73.6	+30%	+25%	+25%
	1,016.8	**879.7**	**+16%**	**+3%**	**+3%**
Headline (loss)/profit before tax					
Mainstream Holidays	(58.7)	(54.7)	-7%	-7%	-5%
Specialist Holidays	6.5	5.0	+30%	+28%	+7%
Activity Holidays	(10.2)	(13.7)	+25%	+6%	+9%
Online Destination Services	(1.7)	(1.1)	-54%	-18%	-18%
Other[2]	(12.4)	(2.5)	-	-	-
	(76.5)	**(67.0)**	**-14%**	**-12%**	**-18%**

(1) Growth excluding in-year and prior year acquisitions (and excludes the joint venture second ship)

(2) Other includes the loss/profit of the joint venture & associate and net interest payable

Profit & loss bridge

£m	HY05	L4L	Acqs.	JV	IFRS	HY06
Mainstream Holidays	(54.7)	(1.5)	-	-	(2.5)	(58.7)
Specialist Holidays	5.0	0.4	0.3	-	0.8	6.5
Activity Holidays	(13.7)	0.5	2.6	-	0.4	(10.2)
Online Destination Svs.	(1.1)	(0.2)	(0.4)	-	-	(1.7)
	(64.5)	**(0.8)**	**2.5**	**-**	**(1.3)**	**(64.1)**
Joint venture/Associate	(1.0)	0.5	-	(2.2)	(0.2)	(2.9)
Headline LBIT	**(65.5)**	**(0.3)**	**2.5**	**(2.2)**	**(1.5)**	**(67.0)**
Interest	(1.5)	(6.0)	(2.0)	-	-	(9.5)
Headline LBT	**(67.0)**	**(6.3)**	**0.5**	**(2.2)**	**(1.5)**	**(76.5)**

Profit & loss bridge – Group

£m	Turnover		(Loss)/profit	*IFRS Impact*
HY05[(1)]	**876**		**(67.5)**	
Mainstream Holidays	(1)		(4.0)	*(2.5)*
Specialist Holidays	-		1.3	*0.9*
Activity Holidays	7		0.8	*0.3*
Online Destination Services	17		(0.2)	-
Continuing businesses	**899**	***+3%***	**(69.6)**	***(1.3)***
FY05 – Acquisitions	76		2.0	-
FY06 – Acquisitions	42		1.0	-
HY06	**1,017**	***+16%***	**(66.6)**	***(1.3)***
Island Cruises/associates			(1.9)	*(0.2)*
Interest			(8.0)	-
HY06			**(76.5)**	***(1.5)***

First Choice Holidays PLC

(1) Excluding the impact of H1 2005 acquisitions

Cashflow

£m	HY06	HY05	y-o-y
LBITDA	**(39.4)**	**(44.4)**	**+5**
Working capital movement	(14.1)	(0.5)	-14
Capital expenditure (net)	(13.7)	(26.3)	+13
Net operating cash flow	**(67.2)**	**(71.2)**	**+4**
Preference dividends	-	(6.7)	+7
Tax	(9.3)	(11.3)	+2
Interest	(9.0)	(0.6)	-8
Other	0.1	-	-
Free cash flow	**(85.4)**	**(89.8)**	**+5**
Ordinary dividends	(34.7)	(28.5)	-6
Net acquisitions/disposals	(70.3)	(1.7)	-69
Movement in Cash (pre: debt movement)	**(190.4)**	**(120.0)**	**-70**

Net cash movement

£m	HY06	HY05
Cash net of debt 1 November	**22**	**221**
Net cash outflow	(190)	(120)
Debt acquired	(19)	-
Cash net of debt 30 April	**(187)**	**101**
Cash (net of overdrafts)	156	166
Loans	(336)	(42)
Finance leases	(7)	(23)
Net (debt)/cash	**(187)**	**101**

Balance sheet

£m	HY06	HY05
Intangible assets	560	393
Property, plant & equipment	309	277
	869	670
Investments	33	33
Cash & deposits	156	166
Net current liabilities *(excl. cash & deposits)*	(856)	(478)
Net non-current liabilities	(20)	(39)
Net assets	**182**	**352**

Four year record

	HY06	HY05	HY05	HY04	HY03
	IFRS		UK GAAP		
Group turnover (£m)	1,017	880	880	776	756
LBITDA (£m)	(39)	(44)	(12)	(19)	(20)
Headline loss before tax (£m)	(77)	(67)	(34)	(40)	(44)
Loss for the period (£m)	(58)	(48)	(36)	(39)	(42)
LPS (pence)	(10.5)	(10.5)	(6.0)	(6.9)	(7.5)
Net operating margin (%)	(7.5)	(7.6)	(3.9)	(5.1)	(5.8)
Net (debt)/cash (£m)	(187)	101	101	86	14
Dividend per share (pence)	2.25	1.95	1.95	1.75	1.60

First Choice Holidays PLC

Where leisure travels further

Current trading

Peter Long – Chief Executive

Current trading – Summer 06

Year-on-year % variance

	Sales	Customers	Capacity
Mainstream			
Short-haul	-5	-9	
Medium-haul	-4	-9	
Long-haul	+38	+30	
Total	**+4**	**-5**	***-5***
Specialist	**-12**	**-13**	***-12***
Activity (Like-for-Like)	**+5**	**n/a**	

	Sales	Bednights
Online Destination Services	**+51**	**+61**

First Choice Holidays PLC

Where leisure travels further

Leading in the travel space

Peter Long – Chief Executive

Our marketplace – what's happened in the last 12 months



ISPs
Google
Yahoo
bmi & bmibaby
easyJet
Ryanair
Air Berlin
Spanair
Low Cost Airlines
First Choice
Differentiated Content
Kuoni
Holidaybreak
Centerparcs
Club Med
Mark Warner
Specialist + niche
Traditional Tour Operators
TUI
Thomas Cook
MyTravel
Expedia
Cendant
Sabre
(Travelocity & lastminute.com)
Interactive
Amadeus
Gallileo
Sabre
GDS

First Choice Holidays PLC

The First Choice strategy

- Creating leadership positions through differentiated content
- Building flexible business models
- Gaining control of customer relationships
- Building leadership positions in attractive segments

Building leadership positions

Creating leadership positions through differentiated content

- Most exclusive differentiated product for UK mainstream customers
- No 1 destination specialist in France
- World's leading adventure travel provider
- World's leading provider of yachting holidays
- World's leading provider of inland waterways holidays
- Significant position in expedition cruising
- ODS - No 1 destination services business in Europe
- Building leadership positions in North American student travel and expedition tours

Building flexible business models – Mainstream Holidays

KPI	Analysis	2006	2005	2003
Revenue mix (%)	Short-haul	27%	31%	38%
	Medium-haul	48%	53%	46%
	Long-haul	24%	16%	16%
Revenue mix (%)	Exclusive product	45%	38%	10%
	Differentiated product	20%	13%	Nil
Controlled distribution (%)	Retail	28%	25%	27%
	Online	31%	25%	4%
	Call Centre	7%	6%	12%
	Total Controlled	66%	56%	39%
Non-risk allotted accommodation (%)	Winter	67%	63%	54%
	Summer	52%	49%	42%
	Total	54%	51%	45%

First Choice Holidays PLC

Measured by revenue

Building flexible business models – Specialist Holidays

- Diversifying destinations and source markets
  - no single destination now represents more than 20% of revenues (was >30%)
  - 15 source markets, many sharing product
- Flexibility in aircraft and accommodation contracts
  - reverse charter model, all third party, less than 50% contracted
  - less than 50% accommodation committed
- Low cost overhead infrastructure in each business

Gaining control of the customer relationship

Region	Sector/Division	Direct %	Online %
UK	Mainstream	66	31
	Specialist	59	13
	Activity	81	26
Europe	France	17	10
	Germany	8	8
	Nordics	100	30
	Netherlands	68	35
	Rest of Europe	2	2
North America	Canada	5	4
	Student Travel	95	95
	Marine	80	0
	Rest of North America	55	15

Based on summer 2006 trading (bookings) to date

Building leadership positions in attractive segments through acquisition in fragmented marketplaces

- Adventure
  - 17 acquisitions, largest range of adventure product
  - experiences offered to a range of source markets
  - revenue growth 2003: £26m → 2005: £87m → 2006: £140m +
- Student Travel
  - 64 million students (10-25 years) in market valued at $20bn
  - entry point via spring break holidays; 8 further acquisitions so far
  - revenue growth 2004: £8m → 2005: £22m → 2006: £40m +
- Escorted Tours
  - entered market with Grand Expeditions, and subsequently Intrav

Building leadership positions in attractive segments through consolidation

- First Choice Marine
  - bringing together the world's leading bareboat brands
  - combined business of 1,500 yachts and power boats
  - combined revenues of £75m, EBIT of £4.5m in 2005
  - synergies through joint procurement, sales office, overhead and base rationalization estimated at £5m to 31 October 2007

Building leadership positions in attractive segments through restructuring

- INTRAV
  - broken into 3 distinct businesses
  - coastal shipping business sold
  - expedition cruise shipping integrated with Peregrine
  - "new" INTRAV refocused on premium expeditions
  - infrastructure dismantled with $6m savings in 2005/06

Acquisition strategy – the pipeline is strong

- Continue to build on niche segments:
  - adventure travel
  - North America student travel
  - escorted tours
- Acquisition firepower:
  - 25% on balance sheet gearing is achievable
  - potential new CAA bonding environment
- Continuing to seek new growth markets:
  - South East Asia
  - South America

What does this strategy deliver?

Mainstream →
- Revenue growth through remixing to long-haul
- Margin enhancement through remixing and through greater control of distribution

Specialist →
- Revenue growth possible in all divisions
- Margin enhancement towards 5%

Activity →
- Revenue growth driven by Adventure and Escorted Tours
- Margin enhancement through better asset utilisation and consolidation in Marine

Online Destination Services →
- TTV and revenue growth across all online routes to market
- Margin enhancement in 07/08 post ongoing investment in Hotelopia

Investment case

- Clearly defined strategy
- Driving towards 5% operating margins
- Combination of organic and acquisition growth
- Confident about the outlook

Leadership in the travel space that generates leading returns

First Choice Holidays PLC

Where leisure travels further

Appendices

Profit & loss bridge – Mainstream Holidays

£m	Turnover	(Loss)/profit
HY05	**354**	**(54.7)**
UK IT revenues	11	0.5
Ireland	(1)	(0.3)
Retail	(3)	(1.0)
Airline	(6)	(0.4)
Flight Only	(2)	(0.3)
	353	**(56.2)**
Incremental IFRS	-	(2.5)
HY06	**353**	**(58.7)**

Profit & loss bridge – Online Destination Services

£m	Turnover	(Loss)/profit
HY05	**74**	**(1.1)**
Continuing business	18	0.7
Hotelopia investment	-	(0.9)
	92	**(1.3)**
Acquisitions	4	(0.4)
HY06	**96**	**(1.7)**

Analysis of debt profile

£m	HY06	HY05	y-o-y
Revolving credit facility	235	-	(235)
Fixed Loans	101	42	(59)
Loans	**336**	**42**	**(294)**
Finance leases	7	23	16
Debt	**343**	**65**	**(278)**
Refinancing of preference shares			(200)
Acquisitions			(78)
			(278)

Analysis of cash profile

HY06 £m	Cash	Overdrafts	Loans	Asset Finance	Net cash
1 November 2005	**125**	**(20)**	**(30)**	**(57)**	**18**
IFRS adjustment	-	-	2	2	4
Movement	31	20	(276)	16	(209)
30 April 2006	**156**	**-**	**(304)**	**(39)**	**(187)**
Cash low *(net debt)*					(296)
Average balance *(net debt)*	73	-	(260)	(50)	(237)
Average rates	*2.5%*	-	*5.3%*	*5.6%*	
Interest	0.9	-	(6.9)	(1.4)	(7.4)
Fees					(1.7)
IFRS adjustment					(0.4)
Net interest payable					**(9.5)**

Acquisitions - H1 2006

Company	Description	Acquisition date	Country	Maximum cash consideration	Cash paid
		Specialist Holidays Sector			
Jumpstreet	Educational tours operator	April 2006	Canada	£1.7m	£1.5m
Schools Voyageurs	Educational tours operator	April 2006	Canada	£2.3m	£1.7m
Educatours	Educational tours operator	April 2006	Canada	£1.4m	£0.9m
Educational Tours	Educational tours operator	April 2006	USA	£11.1m	£8.5m
		Activity Holidays Sector			
Grand Expeditions	Yacht chartering and Premium escorted tours operator	December 2005	USA	£43.1m(1)	£43.1m
Intrav	Escorted tours and cruise operator	January 2006	USA	£26.7m(2)	£26.7m
Think Adventures	Distributor of adventure travel products	November 2005	Australia	£0.1m	£0.1m
Trek Holidays	Distributor of adventure travel products	January 2006	Canada	£4.8m	£1.8m
		Online Destination Services			
Meridian	Destination management Co.	December 2005	Greece	£3.7m	£3.7m
		Total		**£94.9m**	**£88.0m**

(1) In addition we assumed debt of £10.2m

(2) In addition we assumed debt of £8.6m

IFRS conversion by Sector

	UK GAAP		IFRS adjustment		IFRS Result	
£m	**HY06**	**HY05**	**HY06**	**HY05**	**HY06**	**HY05**
Mainstream Holidays	(32.1)	(30.6)	(26.6)	(24.1)	(58.7)	(54.7)
Specialist Holidays	6.7	6.0	(0.2)	(1.0)	6.5	5.0
Activity Holidays	(3.2)	(6.3)	(7.0)	(7.4)	(10.2)	(13.7)
Online Destination Svs.	(1.7)	(1.1)	-	-	(1.7)	(1.1)
	(30.3)	**(32.0)**	**(33.8)**	**(32.5)**	**(64.1)**	**(64.5)**
Joint venture/Associate	(2.7)	(1.0)	(0.2)	-	(2.9)	(1.0)
Headline LBIT	**(33.0)**	**(33.0)**	**(34.0)**	**(32.5)**	**(67.0)**	**(65.5)**
Interest	(9.1)	(1.1)	(0.4)	(0.4)	(9.5)	(1.5)
Headline LBT	**(42.1)**	**(34.1)**	**(34.4)**	**(32.9)**	**(76.5)**	**(67.0)**

RECEIVED
2007 DEC 17 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 June 2007

FIRST CHOICE HOLIDAYS PLC

MERGER UPDATE

First Choice Holidays PLC ("First Choice") and TUI AG ("TUI") note today's decision by the European Commission to approve the proposed merger of First Choice and the Tourism Division of TUI, excluding certain hotel assets. The Boards of First Choice and TUI are pleased that the Commission has approved the merger and look forward to the creation of one of the world's leading travel groups, TUI Travel PLC.

Peter Long, CEO of First Choice said: "I am delighted that the Commission has granted us clearance. We are pleased that the Commission has recognised the sea-change in the leisure travel industry brought about by internet-based travel and tourism businesses and the low cost airlines. We will now be able to press forward with the merger process and the creation of TUI Travel PLC, which will offer great value holidays and leisure travel experiences for our customers. We are excited about the prospects for the new Group and look forward to the future with confidence."

Dr Michael Frenzel, Chief Executive Officer of TUI AG commented "today's announcement sees us take the first step on the path to creating a world leading leisure travel Group."

The clearance is subject to an undertaking to divest TUI's Budget Travel business in Ireland.

The merger, which First Choice is implementing by way of a Court-approved Scheme of Arrangement, remains subject to a number of conditions, including approval of the TUI Travel PLC prospectus by the UKLA, approval by First Choice shareholders, approval of the Scheme of Arrangement by the UK High Court, and the listing of the TUI Travel PLC shares.

The expected timetable of key events is:

29 June 2007- UKLA approval and publication of the TUI Travel PLC prospectus

Early July 2007 - Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders

By 1 October 2007 - Delisting of First Choice shares and listing of TUI Travel PLC shares

Within the expected timetable, exact dates for the Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders, the First Choice shareholder meetings, the Court hearing and for the final merger steps will be decided shortly. Shareholders will be kept fully informed.

Enquiries:

Hudson Sandler (Public Relations adviser to First Choice) +44 20 7796 4133

Jessica Rouleau
Michael Sandler

RECEIVED
2007 DEC 17 A 11:22

4 May 2007

FIRST CHOICE HOLIDAYS PLC AND TUI AG

UPDATE ON PROPOSED MERGER OF FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL

Following a meeting with the Competition Case Team of the European Commission on 3 May 2007 at which the issue of potential dominance post merger in the Republic of Ireland was raised, First Choice Holidays PLC and TUI AG have agreed to consider specific undertakings to address this issue including the potential sale of one of their Irish businesses.

As a result of the need for the European Commission to consider these undertakings, the Phase I investigation will now be extended by 10 working days. We, therefore, expect that their decision on whether to clear the proposed merger at Phase I or extend it into a Phase II investigation will be announced on or before 4 June 2007. First Choice and TUI AG remain confident that the proposed merger will be cleared by the European Commission.

Enquiries:

First Choice Holidays PLC
Paul Bowtell, Group Finance Director — Tel: +44 1293 588 036
Lesley Allan, Corporate Communications Director — Tel: +44 1293 588 944

Hudson Sandler (Public Relations adviser to First Choice)
Jessica Rouleau — Tel: +44 20 7796 4133

TUI AG
Robin Zimmerman (Press) — Tel +49 5 11 566 1417
Bjorn Beroleit (Analysts) — Tel +49 5 11 566 1310

The Maitland Consultancy (Public Relations adviser to TUI AG)
Lydia Pretzlik — Tel: + 44 20 7379 5151

RECEIVED

2007 DEC 17 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 May 2007

FIRST CHOICE HOLIDAYS PLC

TRADING UPDATE

On entering its close period, First Choice Holidays PLC announces the following trading update.

In the eight weeks since the AGM statement on 7 March 2007, Summer trading has progressed as anticipated, with little overall change in market conditions.

Current trading

Current Trading [1]		Winter 06/07		Summer 07	
y-o-y variation%		Sales	Customers	Sales	Customers
Mainstream					
	Short haul	-13	-14	-9	-10
	Medium haul	-5	-7	-1	-2
	Long haul	+37	+26	+23	+17
Total		**+10**	**-2**	**+2**	**-2**
Capacity			*Flat*		*Flat*
Specialist					
	Europe	+3	+9	+24	+18
	North America [2]	+13	-4	+6	-4
Total		**+8**	**+3**	**+22**	**+17**
Activity					
	Marine	-1	n/a	+3	n/a
	Adventure [2]	+3	n/a	+6	n/a
Total		**+2**	**n/a**	**+5**	**n/a**
Online Destination Services		**Sales**	**Bednights**	**Sales**	**Bednights**
Online					
	Hotelbeds	+57	+42	+54	+30
	Bedsonline	+64	+52	+144	+120
	Hotelopia	+11	+4	+17	+20
Total		**+46**	**+35**	**+60**	**+39**
	Laterooms.com	+79	+69	n/a	n/a

Notes:
1. These statistics are up to 30 April 2007. Laterooms statistics up to 22 April 2007.
2. These statistics exclude FY2006 and FY2007 acquisitions

Mainstream Holidays Sector

Winter 2006/07

In the Mainstream Holidays Sector, despite ongoing challenging trading conditions in the UK market, performance for the Winter season was in line with our expectations. Total revenues for the season are up 10% on volumes slightly lower by 2%. Demand for our long-haul products remains strong, with revenues up 37% and volumes up 26%, as we continue to benefit from the investment in our market-leading differentiated long-haul programme. Our

first Holiday Village within this segment, in the Dominican Republic, opened for the Winter 2006/07 season and has proved popular with our customers.

As previously indicated, a number of significant cost pressures have impacted margins during this half. The rise in Air Passenger Duty (APD), the year-on-year increases in fuel costs and our investment in two additional long-haul aircraft for the Summer season will as expected result in lower margins for Winter 06/07. This will be partially offset by the benefits of continuing to increase control of our distribution.

<u>Summer 2007</u>

Summer trading has remained broadly in line with our expectations since the AGM, with revenues now cumulatively up by 2% on lower volumes of 2%. We have cut capacity in the short-haul market, while maintaining capacity levels in the medium-haul segment where we are experiencing strong demand for Turkey and Greece. Within long-haul, we have increased capacity by 25% as the two additional B767s have enabled us to expand our programme in popular destinations such as Mexico, Dominican Republic, Cuba and Costa Rica. Accordingly, long-haul revenues are up 23% on volume growth of 17%. Again, however, as anticipated margins are being adversely affected by the rise in APD that is not currently being fully recovered from passengers.

Specialist Holidays Sector

<u>Winter 2006/07</u>

The Specialist Holidays Sector has enjoyed a successful Winter, with the European businesses growing revenues by 3% on volume growth of 9%. Margins are slightly ahead of last year. North American revenues were up 13% on lower volumes (down 4%) as the unusually warm weather in Canada during the peak trading season of January to March adversely affected consumer demand.

<u>Summer 2007</u>

Even though it remains very early in the booking cycle for a number of our continental European businesses, we are encouraged by trading with revenues up 24% on higher volumes (up 18%). Since the AGM statement, we have experienced an increase in the rate of sale for the peak Summer months of July and August with margins performing in line with our expectations.

Activity Holidays Sector

The Sector continues to perform in line with our expectations with revenues up 2% for the Winter season and up 5% for Summer. The Adventure division continues to benefit from growth in demand for adventure travel experiences with revenues up 6% for the Summer season. The Marine division has also benefited from an improvement in the rate of sale since the AGM statement and is now 3% up for Summer. In addition, we remain on track to deliver the £5m synergy benefit in this financial year from the integration of The Moorings and Sunsail brands.

Online Destination Services

All routes to market are performing well with the Sector experiencing both growth in pricing and volumes, as the business continues to expand both its content and client base through its Bedsonline, Hotelbeds and Hotelopia channels. Revenues are up +46% on volume growth

of 35% for Winter, and up 60% and 39% for Summer respectively. The integration of laterooms.com is progressing well, with the business trading strongly with revenues up 79%.

Acquisitions

During the first half of the year, we have continued to build upon our leadership positions with the acquisition of seven businesses within specialist niche segments of the market that demonstrate high growth and value enhancing characteristics.

Further to the five acquisitions previously announced, we have completed another two acquisitions since the AGM statement, within the polar expedition cruising and North American student travel segments of the market:

- Quark Expeditions is the world's leading operator of expedition cruise voyages to the Polar Regions. The business focuses exclusively on Polar cruises and remains the only operator offering ice-breaker trips. Since 1991 it has carried over 30,000 passengers to this region. Polar expedition cruising is a fast growing segment of the leisure travel market, with a strong near term growth profile. The combination of Quark with our existing First Choice Expedition Cruising business will provide us with the opportunity to drive incremental margins through back office consolidation and expanding the range of specialist expedition cruising content.

- KSA Events operates within the North American student travel segment, offering participation by high school students in organised sporting events and tournaments. This acquisition provides us with the platform to enter the group performance segment of the student travel marketplace in US. This segment demonstrates similar high growth characteristics to our existing high school leisure and educational group travel propositions.

In the current financial year, we have completed acquisitions to date with a maximum aggregate consideration of £163.2m of which £134m has already been paid (2006: £153m of which £133m was paid).

We continue to see attractive acquisition opportunities and to target leisure travel companies that have excellent growth characteristics and the ability to generate superior returns for our shareholders.

A full list of the acquisitions is attached at Appendix 1 to this statement.

Proposed Merger

On 19 March 2007 we announced our proposed merger with the tourism division of TUI AG (excluding certain hotel assets). Following notification of the merger to the European Commission, we expect to be informed by 16 May 2007 of either Phase I clearance or a further review (Phase II).

Interim Results

First Choice Holidays PLC will announce its interim results for the six months ending 30 April 2007 on Thursday 14 June 2007.

Enquiries

First Choice Holidays PLC

Analysts

Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control	Tel: 01293 588 058
David Paterson, Group Head Financial Planning & Analysis	Tel: 01293 588 055

Press

Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Press

Jessica Rouleau	Tel: 020 7796 4133

Acquisitions for the six months ending 30 April 2007

Appendix 1

Company	Description	Date	Country	Max Cons £'m	Cash Paid £'m
			Specialist Holiday Sector		
Young Explorers	Educational tours for 11-18 year olds	Jan 07	Canada	£1.1m	£0.8m
KSA Events	US high school group sports tour organiser	Apr 07	USA	£3.0m	£1.8m
			Activity Holiday Sector		
Western Xposure	Escorted soft-adventure tours of the Australian outback	Feb 07	Australia	£2.6m	£1.0m
i-to-i	Provides 'Meaningful Travel' experiences through volunteer travel projects	Feb 07	UK	£20.6m	£13.6m
iExplore	Adventure travel portal and tour operator	Feb 07	USA	£7.1m	£2.0m
Quark Expeditions	Expedition cruising specialist	TBA	Canada	£8.8m	£6.8m
			Online Destination Services		
Laterooms.com	Online late availability accommodation provider	Dec 06	UK	£120.0m	£108.0m
TOTAL				**£163.2m**	**£134.0m**

Merger Update

Back

First Choice Holidays PLC and TUI AG announce that on 4 April they delivered to the European Commission their notification of the proposed merger of First Choice Holidays PLC and the Tourism Division of TUI AG, excluding certain hotel assets.

The Commission will decide whether it will clear the merger or refer it for a Phase II investigation by 16 May 2007. If the Commission clears the merger, shareholder documentation is expected to be posted in June with completion then anticipated in the third quarter of this year.

Enquiries:

Hudson Sandler (Public Relations adviser to First Choice)
Tel: +44 20 7796 4133

Michael Sandler
Jessica Rouleau

Back

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TUI Travel PLC
Merger of First Choice Holidays PLC & TUI Travel

Analyst Presentation

19 March 2007

First Choice Holidays PLC
Where leisure travels further

TUI
Aktiengesellschaft

Disclaimer

This presentation has been prepared solely for use at the presentation to analysts to be made on 19 March 2007. By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations.

THIS PRESENTATION IS BEING SUPPLIED TO YOU SOLELY FOR YOUR INFORMATION AND FOR USE AT THE ANALYST PRESENTATION TO BE HELD IN CONNECTION WITH THE PROPOSED MERGER OF FIRST CHOICE HOLIDAYS AND TUI TRAVEL TO CREATE TUI TRAVEL PLC (the **MERGER**). THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND MAY NOT BE FURTHER DISTRIBUTED OR PASSED ON TO ANY OTHER PERSON OR PUBLISHED OR REPRODUCED, IN WHOLE OR IN PART, BY ANY MEDIUM OR IN ANY FORM FOR ANY PURPOSE. NEITHER THIS PRESENTATION NOR ANY COPY OF IT NOR THE INFORMATION CONTAINED IN IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, CANADA OR AUSTRALIA OR DISTRIBUTED OR REDISTRIBUTED IN JAPAN OR TO ANY RESIDENT THEREOF. THE DISTRIBUTION OF THIS PRESENTATION IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **Order**) (all such persons being referred to as **relevant persons**). This presentation is only directed at relevant persons and any investment or investment activity to which this presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Other persons should not rely on or act upon this presentation or any of its contents.

The information set out herein may be subject to updating, completion, revision and amendment and such information may change materially. No representation or warranty, express or implied, is or will be made by TUI Travel PLC, First Choice Holidays or TUI, their advisers or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, none of TUI Travel PLC, First Choice Holidays, TUI, their associates, their advisers nor their representatives accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith.

This presentation does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities or the solicitation of any vote or approval in any jurisdiction in connection with the Merger or otherwise, nor should it or any part of it form the basis of or be relied on in connection with, any contract or commitment whatsoever. This document is an advertisement and not a prospectus and no part of this communication should form the basis of, or be relied on, in connection with any contract or commitment or investment decision whatsoever.

Certain statements in this presentation, particularly those regarding the expected timetable of the Merger, opportunities, synergies, performance, optimisation, costs and growth, constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect the Directors' beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, securing necessary governmental and other approvals, the satisfaction of the conditions of the Merger, changing business or other market conditions and prospects for growth. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of First Choice Holidays, TUI or TUI Travel. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements. All subsequent oral or written forward looking statements attributable to First Choice Holidays, TUI or TUI Travel or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. As a result, you are cautioned not to place undue reliance on such forward-looking statements. The Directors disclaim any obligation to update their view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law.

Lazard & Co., Limited ("Lazard"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for First Choice Holidays PLC in connection with the Merger and no-one else and will not be responsible to anyone other than First Choice Holidays PLC for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, the content of this communication or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as financial adviser and broker to First Choice Holidays PLC and no one else in connection with the Merger and will not be responsible to anyone other than First Choice Holidays PLC for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Merger, the content of this communication or any matter referred to herein.

Morgan Stanley Bank AG is acting for TUI in connection with the Merger and no one else and will not be responsible to anyone other than TUI for providing the protections afforded to clients of Morgan Stanley Bank AG or for providing advice in relation to the Merger or any other matters referred to in this presentation.

Agenda

Transaction Overview	**Michael Frenzel, CEO TUI AG Chairman Designate TUI Travel PLC**
Deal Rationale & Strategy	**Peter Long, CE First Choice Holidays PLC CEO Designate TUI Travel PLC**
Financials & Synergies	**Paul Bowtell, Group FD First Choice Holidays PLC CFO Designate TUI Travel PLC**
Current Trading & Conclusion	**Peter Long**
Q&A	

Michael Frenzel, CEO TUI AG

Chairman Designate of TUI Travel PLC

TUI Travel – Set for Growth and Profitability

- A leading worldwide travel group operating in 20 source markets serving approximately 27 million customers per year in over 200 destinations
- Platform to leverage significant synergies and economies of scale to deliver cost advantage in a competitive market place
- Participate in many growth segments of the leisure travel space

Creating a position of strength enabling us to actively shape the future of the sector

Overview of Transaction

- Merger between TUI Travel and First Choice Holidays PLC to create TUI Travel PLC
- First Choice Holidays PLC shareholders will own 49% of TUI Travel PLC and TUI AG will own 51%
- Pro forma revenues of £12.1bn (€17.6bn), EBITDA of £569m (€831m) and EBITA of £340m (€497m) before central costs of c.£15m for First Choice Holidays PLC
- TUI AG will transfer €875m (approximately £600m) of net debt (including pension liabilities) to TUI Travel PLC
- Application for TUI Travel PLC's shares to be listed on the Official List and traded on the London Stock Exchange. TUI Travel PLC to be headquartered in the UK
- Merger subject to competition clearance and First Choice Holidays PLC shareholder approval
- All of First Choice Holidays PLC and TUI's tourism division, excluding certain hotel assets, is within the transaction scope
- Participation in component and specialist segments of the travel marketplace to offer sustainable growth
- c.£100m (c.€146m) of expected pre-tax synergies per annum to be realised within three years of completion

Balanced Management Structure – Experienced Team

- TUI Travel PLC Chairman and Deputy-Chairman (Non Executive)
  - Michael Frenzel, Chairman (Chief Executive of TUI AG)
  - Sir Mike Hodgkinson, Deputy-Chairman (Chairman, First Choice Holidays PLC)

- Executive Directors from both businesses
  - Peter Long – Chief Executive Officer ⇐ First Choice Holidays
  - Peter Rothwell – Deputy CEO ⇐ TUI
  - Paul Bowtell – Chief Financial Officer ⇐ First Choice Holidays
  - Will Waggott – Group Commercial Director ⇐ TUI
  - Christoph Mueller – Aviation Director ⇐ TUI
  - Volker Böttcher – Managing Director, Central Europe ⇐ TUI

- Board will also consist of:
  - Eight other independent non-Executive Directors
  - One non-Executive Director from TUI AG (who is not considered independent)

First Choice Holidays PLC
Where leisure travels further

TUI
Aktiengesellschaft

Clear Signal to TUI Shareholders – Two-Pillar Strategy Confirmed


First Choice Holidays Shareholders
49%
TUI AG
TUI Shareholders
Tourism
51%
TUI Travel PLC
Hotels
Shipping

TUI Travel – Enhancing Shareholder Value

- Clear and progressive strategy
- Transparency and independent valuation of tourism activities through separate stock listing
- Market leading management team for tourism business
- Sustainable cost-cutting through synergies and efficient management structure
- Platform for future growth: best structure to capture growth opportunities

Outstanding Opportunity in Global Travel & Leisure

- Bringing together market leading brands
- Exceptional combination of content and distribution capability
- Ability to provide a full range of leisure travel needs
- Cost advantage through synergies and economies of scale
- Excellent management track record

Combination of sustainable growth opportunities and considerable synergies

Peter Long, CE First Choice Holidays PLC

Chief Executive Officer Designate of TUI Travel PLC

Deal rationale

- The leisure travel environment is changing rapidly
- The combined business of First Choice Holidays and TUI Travel has a strong strategic fit
- The TUI Travel business model can satisfy a full range of leisure travel needs
- The deal provides the opportunity for
  - one of the world's leading travel groups
  - sustainable growth in revenue and margins
  - delivery of synergies

A significant value creation opportunity

Deal rationale – the travel environment

Customer Trends	How has the market changed?	The opportunities
Flexibility and choice	• fewer 7 / 14 night packages • growth in independent travel • growth in low cost carriers	• differentiate and specialise • scale up to drive economies • large airline content
Life experiences not just materialism	• change in demographics • demand for different travel experiences • focus on health, environment, culture and learning • growth in long haul	• build a specialist portfolio of activity and experiential holidays • invest in long haul proposition
24 / 7 access to content and increasing web awareness	• high web penetration • price transparency • self selection / DIY	• multi-channel strategy • build brands that can compete online • increase component offering

First Choice Holidays PLC
Where leisure travels further

TUI Aktiengesellschaft

Deal rationale – strategic fit

	Key Strengths	First Choice Holidays	TUI Travel	TUI Travel PLC	Competitive Positioning
Content	Flight Only		✓	156 aircraft, 8 source markets – Pan European airline	Competing effectively with LCCs
	Bed Bank	✓	✓	Access to a bedbank of +25,000 hotels across +900 leisure destinations	Competing effectively with online intermediaries
	Exclusive / Differentiated	✓	✓	Access to 6 Holiday Villages, and 21 Robinson hotels 23 B787 order book	Driving earlier bookings and higher margins
	Specialist & Niche	✓		96 specialist brands across 7 segments	Satisfying changing customer demands through higher margin products
Distribution & Business Model	Web Led Distribution	✓	✓	Dynamic packaging, controlled distribution	Providing flexibility and choice to consumer at lower cost
	Brands	✓	✓	Over 200 brands, strong customer awareness	Optimising tour operating and specialist brands online to drive loyalty and margins
	Flexible Business Model	✓		Flexible aircraft & retail leasing, low operational gearing	Leveraging economies of scale and synergies to derive cost advantage
	Acquisitions	✓		£700m spend over past 10 years, value creation	Building leadership positions in fragmented niche markets

Deal Rationale – TUI Travel Business Model



Choice of Product
Flexibility for the Customer
CONTENT
Component
Flights
Bed-bank
Car-hire, transfers, excursions
Specialist
Differentiated
Exclusive
Added Value
Expertise
Scarce Assets
Self Selection Individual Components
Self Selection Dynamic Packaging
Traditional Packages
Exclusive / Differentiated Holidays
Tailor Made Holidays
Online
Retail
Call Centre
CUSTOMER

Providing choice and flexibility for the customer

First Choice Holidays PLC
Where leisure travels further

TUI Aktiengesellschaft

Deal Rationale – Delivering Growth

Objective	Value Driver	
Content	- increase aircraft utilisation - optimise yield - flight only and packages - operate flexible fleet profile - leverage market for leisure hotels - optimise specialist brand margins	**Enhanced margin opportunity with combined management expertise 1% = c.£100m EBITA**
Distribution	- optimise specialist brand margins - increase controlled distribution - maximise web sales & content - build strong brand awareness & loyalty - reduce cost of acquisition	**Specialist products distributed in new source markets**
Cost Competitiveness	- deliver synergies - increase procurement capability	**c.£100m synergies c.1% margin**
Acquisitions	- consolidate fragmented markets - build leadership positions in niche segments at higher margins - deliver First Choice Holidays track record	**Acquisition-led value creation**

First Choice Holidays PLC
Where leisure travels further

TUI Aktiengesellschaft

Paul Bowtell, Group FD of First Choice Holidays PLC

Chief Financial Officer Designate of TUI Travel PLC

Financial Highlights

- Pro forma revenues of £12.1bn (€17.6bn), EBITDA of £569m (€831m) and EBITA of £340m (€497m) before central costs of c.£15m for First Choice Holidays PLC
- TUI AG will transfer €875m (approximately £600m) of net debt (including pension liabilities) to TUI Travel PLC
- Operating assets transferred include:
  - TUI Travel airline fleet and First Choice Holidays airline fleet
  - retail estate of both parties
  - yachts and boats of First Choice Holidays' marine business
  - TUI Travel UK cruising ships
  - First Choice Holidays expedition cruising ships
- Significant margin opportunity
- Cost base benefits through synergies and economies of scale

Key Financials

Based on FY06	First Choice Holidays	TUI Travel	TUI Travel PLC	First Choice Holidays	TUI Travel	TUI Travel PLC
	£m	£m	£m	€m	€m	€m
Revenue	2,715	9,368	12,083	3,964	13,678	17,642
EBITDA	194	375	569	283	548	831
EBITA	150	190	340	219	278	497
Operating margin (%)	5.5%	2.0%	2.8%	5.5%	2.0%	2.8%
Customers (m pa)	4.9	21.9	26.8			
No of Retail Outlets	409	1,650	2,059			
No of Aircraft	34	122[(1)]	156			
Employees	15,318	32,811	48,129			
Controlled Dist - UK	70%	85%	n / a			

Note: First Choice Financial Year End 31 October 2006; First Choice EBITDA and EBITA figures before central costs of c.£15m; TUI Travel Financial Year End 31 December 2006

(1) As at year end 2006, includes 2 aircrafts leased to third parties

First Choice Holidays PLC
Where leisure travels further

TUI
Aktiengesellschaft

Synergy Benefits

- Cost advantage arising from significant synergy benefits
- Anticipated cost synergies of c.£100m (c.€146m) per annum
  - 29% of 2006 proforma EBITA (before central costs for First Choice Holidays) and 0.8% of 2006 proforma revenues (unaudited)
  - annual run rate to be achieved within three years of completion
- Cost synergies to arise from
  - economies of scale of combined operations
  - consolidation of operations
- Synergies mainly in the UK but benefits available across Europe
- Potential revenue synergies offer further upside
- c.£100m excludes existing TUI restructuring programme and its associated benefits

Key Areas for Synergies

- Airline flight planning and operating costs
- Streamlined distribution (front office IT, development costs, retail shops)
- Consolidation of retail, call centre and administrative facilities
- Reduced marketing and commercial costs
- Destination cost efficiencies
- Higher internet traffic and lower acquisition costs
- Yield improvement (Mainstream and airline)

Expected Timetable to Completion

Transaction announcement	■ 19 March 2007 ■ Conditional on anti-trust approval
Posting of circular to First Choice Holidays shareholders and TUI Travel PLC prospectus	■ Expected June
EU competition approval	■ Formal filing shortly ■ Earliest possible clearance - May ■ Strong argument for clearance in Phase I
Court meeting and EGM	■ Scheme of arrangement (acquisition of First Choice Holidays by TUI Travel PLC) ■ Expected July
Completion	■ Completion expected August / September

Peter Long, CE First Choice Holidays PLC

Chief Executive Officer Designate of TUI Travel PLC

Current Trading

First Choice Holidays

- AGM statement – 7 March 2007
  - mainstream rate of sale improving but the UK remains a challenging market
  - specialist businesses enjoying an excellent start to the Summer 2007 season

TUI Travel

- Annual results – 19 March 2007
  - excellent start to summer season 2007 with revenue increase of +4.7% and customer numbers +7.2%
  - Germany and Nordic countries showing strong growth with UK and Ireland slower

Conclusion

Brand Leadership ✓

Management Track Record ✓

↓

Brand Leadership

+

Management Leadership

=

MARGIN LEADERSHIP

A Long Term Growth Story

Questions & Answers

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO

19 March 2007

For immediate release

MERGER OF FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL TO CREATE TUI TRAVEL PLC

* The Boards of First Choice Holidays PLC ("First Choice") and TUI AG ("TUI") are pleased to announce the creation of one of the world's leading travel groups, TUI Travel PLC

* TUI Travel PLC is being created through a recommended merger of First Choice and the Tourism division of TUI, excluding certain hotel assets ("TUI Travel")

* The new group will have approximately 27 million customers in 20 source markets. It will be headquartered in the UK and application will be made for TUI Travel PLC's shares to be admitted to listing on the Official List and to trading on the London Stock Exchange

* TUI Travel PLC will have proforma revenues of £12.1 billion (€17.6 billion), EBITDA of £554 million (€809 million) and EBITA of £325 million (€475 million)

* First Choice and TUI believe that the Merger will deliver pre-tax cost benefits of at least £100 million (€146 million) per annum to be fully realised within three years of completion. The cost synergies are prior to any benefits expected from the existing TUI Travel restructuring programme

* TUI Travel PLC will be chaired by Dr. Michael Frenzel (Chief Executive Officer of TUI), deputy chaired by Sir Mike Hodgkinson (Chairman of First Choice) and managed by Chief Executive Officer Peter Long (Chief Executive of First Choice), Deputy CEO Peter Rothwell (CEO TUI Northern Europe) and Chief Financial Officer Paul Bowtell (Group Finance Director of First Choice)

* The strong strategic fit of the businesses combined with a leading management team provides the opportunity to create one of the world's most profitable travel groups by delivering sustainable revenue and long-term earnings growth while deriving cost advantage from leveraging both synergy opportunities and economies of scale to enhance margins

* TUI Travel PLC will have extensive content, multiple distribution channels

and the cost advantage to compete in a dynamic and rapidly changing travel market. TUI Travel PLC will also be able to provide customers with the flexibility and choice they demand

* TUI Travel PLC will be 51 per cent. owned by TUI and 49 per cent. owned by the existing shareholders of First Choice (calculated on a fully diluted basis)

* TUI will also contribute €875 million (approximately £600 million) of net financial debt, including all pensions liabilities currently associated with TUI Travel, to the new group

* The Merger will be effected through the acquisition by NewCo of both First Choice and TUI Travel (First Choice by means of a scheme of arrangement). It is expected that the Merger will be completed in the third quarter of 2007

* The Merger is conditional, inter alia, upon the approval of First Choice Shareholders and approval by the relevant anti-trust authorities. The Board of First Choice and the Supervisory Board of TUI have approved the Merger. While TUI shareholder approval is not required, First Choice shareholder approval will be sought at the Court Meeting and an Extraordinary General Meeting to be convened in due course. The directors of First Choice unanimously intend to recommend to First Choice Shareholders that they vote in favour of the Merger, as they intend to do in relation to their own shareholdings

Commenting on today's announcement, Sir Mike Hodgkinson, Chairman of First Choice said:

"This proposed merger provides us with a unique opportunity to leverage the strengths of both First Choice and TUI to create one of the world's leading travel groups. In addition to the significant opportunity to enhance margins, we believe the combination of brand leadership and management expertise that this transaction creates will deliver sustainable, long-term growth for shareholders and a group that satisfies the rapidly changing travel needs of our customers."

Dr. Michael Frenzel, CEO of TUI said:

"We are pleased that the Board of First Choice has decided unanimously to support the creation of TUI Travel PLC. The new company will be a leading worldwide travel group, with approximately 27 million customers per year in over 200 destinations. The combination of First Choice's fast growing specialist businesses and our strong momentum in the mainstream sector creates a solid platform from which to accelerate growth opportunities.

I am especially pleased that Peter Long has agreed to become Chief Executive of TUI Travel PLC and to lead the highly experienced executive management team. I firmly believe this Merger will deliver significant value to both TUI and First Choice shareholders."

This summary should be read in conjunction with the full terms of the following announcement.

Appendix II contains definitions of certain terms used in this summary and the following announcement.

There will be a presentation in Hamburg at 9.00am (GMT) which will be webcast in German with a simultaneous translation. For details of the webcast please visit: http://www.tui-group.co./en/ir/

A meeting for analysts and investors will be held today at 2:00pm (GMT) at Hoare Govett's offices, ABN AMRO, 250 Bishopsgate, London, EC2M 4AA. For details of the webcast please visit the First Choice website: http//www.firstchoiceholidaysplc.co.uk

Enquiries:

First Choice Holidays PLC	Tel: +44 20 7796 4133 on 19th March, thereafter on +44 1293 560 777
Peter Long, Paul Bowtell, Lesley Allan Andy Jones, David Paterson (analysts)	
Lazard **(Financial Adviser to First Choice)**	Tel: +44 20 7187 2000
Matthew Jarman, Gregory Bret, Andrew Rich	
Deutsche Bank AG **(Financial Adviser and Broker to First Choice)**	Tel: +44 20 7545 8000
Alastair Mathieson, James Thomson Charles Wilkinson (broker)	
Hoare Govett Limited **(Broker to First Choice)**	Tel: +44 20 7678 8000
Neil Collingridge, Hugo Fisher	
Hudson Sandler **(Public Relations Adviser to First Choice)**	Tel: +44 20 7796 4133
Michael Sandler, Jessica Rouleau	
TUI AG	Tel: +49 5 11 566 1417
Uwe Kattwinkel, Robin Zimmermann, Kuzey Alexander Esener (communications) Bjorn Beroleit, Nicola Gehrt (IR)	

Morgan Stanley Tel: +44 20 7425 8000
(Financial Adviser to TUI)

Dr. Dirk Notheis, Dieter Turowski, Henry Stewart

Hering Schuppener Consulting Tel: +49 69 92 18740
(Public Relations Adviser to TUI)

Alexander Geiser

The Maitland Consultancy Tel: +44 20 7379 5151
(Public Relations Adviser to TUI)

Lydia Pretzlik, David Stürken

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to First Choice in connection with the Merger and no-one else and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as financial adviser and broker to First Choice and no one else in connection with the Merger and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as broker to First Choice and no-one else in connection with the Merger and will not be responsible to any person other than First Choice for providing the protections afforded to its customers or for providing advice in relation to the Merger or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley Bank AG is acting for TUI in connection with the Merger and no one else and will not be responsible to anyone other than TUI for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger or any other matters referred to in this Announcement.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. First Choice Shareholders are advised to read carefully the formal documentation in relation to the Merger once it has been despatched.

The NewCo Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. NewCo has not registered and does not intend to register any NewCo Shares under the US Securities Act. Any NewCo Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

This announcement contains statements about First Choice, TUI and TUI Travel that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "synergies", "cost savings", "opportunity", "projects", "strategy" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of First Choice, TUI, TUI Travel or the Enlarged Group; (ii) business and management strategies and the expansion and growth of First Choice, TUI, TUI Travel or the Enlarged Group's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on First Choice, TUI, TUI Travel or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of First Choice, TUI or TUI Travel. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance

on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to First Choice, TUI or TUI Travel or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to First Choice, TUI and TUI Travel on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

MERGER OF FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL TO CREATE TUI TRAVEL PLC

1. INTRODUCTION

The Boards of First Choice and TUI today announce a proposed recommended merger of First Choice and TUI Travel to create a unique leisure travel group with market leading positions in both component and specialist leisure travel.

The Boards of First Choice and TUI believe that the Merger offers significant benefits for their shareholders and customers. This transaction presents First Choice and TUI with the opportunity to take a leading position in the ongoing consolidation within the European leisure travel sector, as well as creating a business model that is ideally positioned to compete effectively within the leisure travel market.

The new group will be named TUI Travel PLC, and will be headquartered in the UK. Application will be made for TUI Travel PLC's shares to be admitted to listing on the Official List and to trading on the London Stock Exchange.

First Choice and TUI have established a new company, NewCo, which will effect the Merger by acquiring each of First Choice and TUI Travel (First Choice by means of a scheme of arrangement). The Merger is to be effected pursuant to a Merger Agreement between First Choice, TUI and NewCo. TUI will contribute TUI Travel together with €875 million (approximately £600 million) of net financial debt, including all pensions liabilities currently associated with TUI Travel.

Following the Merger, TUI will hold 51 per cent. of TUI Travel PLC, with existing First Choice Shareholders holding 49 per cent. (calculated on a fully diluted basis). Completion of the Merger is expected to take place in the third quarter of 2007.

The Merger is conditional, inter alia, upon the approval of First Choice Shareholders and approval by the relevant anti-trust authorities. The Board of First Choice and the Supervisory Board of TUI have approved the Merger. While TUI shareholder approval is not required, First Choice shareholder approval will be sought at the Court Meeting and an Extraordinary General Meeting to be convened in due course. The directors of First Choice unanimously intend to recommend to First Choice Shareholders that they vote in favour of the Merger, as they intend to do in relation to their own shareholdings.

2. BACKGROUND TO AND REASONS FOR THE MERGER

The combination of First Choice and TUI Travel offers the opportunity to create significant value for both First Choice and TUI shareholders and their customers through the creation of a market leading global travel group with leadership positions in both component and specialist leisure travel segments.

The leisure travel environment has changed significantly over the last few years as consumers demand flexibility and choice, seek new life experiences and look to access travel content through a number of points of sale, most notably the internet. Travel companies have also changed, with both First Choice and TUI Travel successfully re-mixing their respective business models to compete effectively within the new market:

* First Choice has pursued a strategy of providing differentiated and exclusive products to its customers. It has invested in its mainstream business (including the development of six exclusive Holiday Villages) and built leadership positions in growing niche segments via a successful acquisition strategy. The result has been double-digit earnings growth each year since 2003.

* TUI Travel has built a leading European airline of 127 planes and successfully invested in developing an internet-led distribution model that provides flexibility and choice to the consumer, while optimising its significant brand presence online to drive loyalty and top-line growth.

Consequently, the Boards of First Choice and TUI believe that the two businesses are an excellent strategic fit. TUI Travel PLC's combined business model will be well positioned to satisfy a wide range of leisure needs of the customer and drive earnings and margin growth.

TUI Travel PLC will have a broad portfolio of over 200 leading brands, and an exceptional combination of content and distribution capability. Both sets of shareholders will benefit from management's ability to enhance margins and the cost advantages of leveraging significant synergy benefits and economies of scale.

The transaction provides the opportunity to:

* Create a leading worldwide travel group operating in 20 source markets serving approximately 27 million customers per year in over 200

destinations;

* Offer the customer breadth of content from self-selection to exclusive and differentiated to niche travel products;

* Develop a pre-eminent position in long haul travel with a current order book of 23 Boeing 787s and build a European short haul fleet to compete effectively with low cost carriers;

* Leverage significant synergies and economies of scale to deliver cost advantage in a competitive market place;

* Distribute specialist travel products into new source markets;

* Continue to build strong positions, via acquisition, in fragmented niche segments of the market;

* Participate in many growth segments of the leisure travel sector;

* Enhance margins using the skills of a proven management team; and

* Deliver sustainable revenue and earnings growth.

3. INFORMATION ABOUT FIRST CHOICE

First Choice is a leading international leisure travel company headquartered in Crawley in the UK. It operates in 16 major source markets across more than 80 brands, employing over 15,000 people. It has successfully transformed itself into a leading international leisure travel company, comprising a differentiated UK mainstream tour operator and a portfolio of niche specialist businesses across the world, that create added value experiences for its customers. Although First Choice's many brands offer a variety of leisure travel experiences, the business model across First Choice is focused on differentiation and flexibility.

First Choice operates in four principal sectors:

* Mainstream Holiday Sector - the sector consists of the UK and Ireland tour operating, retail and airline businesses. Its clear strategy has led to a focus on developing differentiated and exclusive products, such as its six Holiday Villages. It operates 34 aircraft, and has invested significantly in its long haul programme. Its six re-configured B767s offer customers an enhanced in-flight entertainment experience. In addition, First Choice has recently announced that it has exercised a further four options on the new Boeing 787 Dreamliner to bring the total firm order to twelve aircraft.

* Specialist Holiday Sector - the sector consists of the Continental European and UK Specialist businesses, and a number of businesses operating in North America including a student travel business and a Canadian tour operator. All the businesses within this sector have either destination or

product expertise, and operate from 13 source countries with expert local management teams that understand both their market and their customers' needs. These businesses develop leisure travel experiences that cater for a specific marketplace or lifestyle and include brands such as Sovereign, Marmara, StudentCity.com and Travcoa.

* Activity Holiday Sector – this sector consists of three divisions: the Marine division includes First Choice Marine which operates the market leading yacht chartering brands of The Moorings and Sunsail, Sunsail Clubs and Inland Waterways. The Adventure division consists of a portfolio of 19 adventure travel businesses across 7 source markets offering a range of experiences including trekking and expedition cruising, with the division experiencing high consumer demand for these travel experiences. The Escorted Tours division consists of seven brands that operate specialist escorted tours for the US source market, whose customer base is drawn primarily from the growing "boomer" demographic in the US.

* Online Destination Services Sector - this sector has operations in 16 countries with 67 offices, providing accommodation online and services in destination as well as specialised services to cruise lines and the management of meetings and incentives activities for companies. It is focused on two strategic distribution channels – Business to Business with the Hotelbeds and Bedsonline brands and Business to Consumer with the Hotelopia brand. The business has successfully leveraged its strong relationship with local bed suppliers to build a bed bank of 25,000 hotels and apartments in over 2,000 tourist areas across 900 destinations. Clients include over 1,800 tour operators and 7,000 travel agents who can access this bed bank online, and in 2006, the sector sold 9.5 million bed nights.

For the financial year ended 31 October 2006, First Choice reported revenues of £2,715 million (2005: £2,442 million), EBITDA (including First Choice's share of results of associates and joint ventures) of £179 million (2005: £162 million), and EBITA of £135 million (2005: £120 million).

As at 31 October 2006, First Choice had shareholders' capital excluding minority interest of £281 million and net debt of £103 million. First Choice has a current market capitalisation of £1,556 million (based on the closing price of 284 pence for each First Choice share and 547.9 million fully diluted First Choice Shares on 16 March 2007) and is traded on the London Stock Exchange.

4. INFORMATION ABOUT TUI TRAVEL

TUI Travel consists of TUI's Tourism division, excluding certain hotel assets, and operates in four main sectors:

* The Central Europe sector comprises the distribution and tour operator business in Germany, Switzerland, Austria and the Eastern European markets as well as airlines Hapag-Lloyd Flug and Hapag-Lloyd Express

* The Northern Europe sector comprises the distribution and tour operation

business in the UK, Ireland and the Nordic countries as well as the following airlines; TUI Fly Nordic and Thomsonfly

* The Western Europe sector comprises the distribution and tour operation business in France, the Netherlands and Belgium as well as the following airlines: Corsair, TUI Airlines Nederland and TUI Airlines Belgium

* The Destinations sector covers TUI Travel's consolidated and associated incoming agencies from shareholdings in 35 agencies in 36 countries as well as Nordotel, Atlantika and Safeharbour

TUI Travel currently operates a total of 127 aircraft which are allocated to Central Europe, Northern Europe and Western Europe.

For the financial year ended 31 December 2006, TUI Travel had unaudited pro-forma external sales of £9,368 million (€13,678 million), EBITDA of £375 million (€548 million) and EBITA of £190 million (€278 million).

5. INFORMATION ABOUT TUI

TUI, formerly known as Preussag AG, which is headquartered in Hanover, Germany, has transformed itself from an industrial conglomerate to a pure services company. Today, TUI's core businesses are Tourism and Shipping.

* The Tourism division comprises four main sectors: Central Europe, Northern Europe, Western Europe and Destinations. Following the Merger, TUI will retain a majority of the TUI hotels and resorts business, operating 279 hotels with 164,844 beds.

* The Shipping division comprises Hapag-Lloyd Container Line, a container shipping company operating globally, with a total of 138 vessels and holding containers with a total capacity of 1,015,000 TEU. The Shipping division will not form part of the Merger and will remain directly owned by TUI.

For the financial year ended 31 December 2006, TUI reported turnover of €20.5 billion (2005: €18.2 billion), EBITDA of €939 million (2005: €1.12 billion), and profit before tax of minus €736 million (2005: positive €387 million) from continuing operations. As at 31 December 2006, TUI had shareholder's capital excluding minority interest of €2.7 billion and net debt of €3.2 billion.

TUI has a current market capitalisation of €4.2 billion (based on the closing price of €16.58 for each TUI share on 16 March 2007 and 251.0 million TUI shares outstanding) and is a member of Germany's DAX 30 Index (which includes the largest publicly-owned companies in Germany).

6. STRATEGY FOR TUI TRAVEL PLC

TUI Travel PLC will be one of the world's leading leisure travel groups providing its customers with a unique choice of products and the flexibility to meet their ever changing needs. Through its range of component and specialist products, such as flights, beds and car hire, and in the specialist travel segment, such as escorted tours and adventure holidays, TUI Travel PLC will be able to offer flexibility and choice to the consumer.

TUI Travel PLC will focus on four areas:

* Content – TUI Travel PLC will have access to a range of products, from differentiated and exclusive content within the package holiday market (including a long haul programme with 23 Boeing 787s), to a specialist portfolio of niche businesses (including marine and escorted tours) and a significant bed and flight bank accessed via the internet that will enable it to offer its customers both flexibility and choice

* Distribution – TUI Travel PLC will maximise internet sales and content while building strong brand awareness and loyalty through its portfolio of large consumer brands and specialist brands

* Cost competitiveness – TUI Travel PLC will leverage the economies of scale and significant synergy opportunity to derive cost advantage across the business model. It will operate an asset right model in its airline operations by introducing a flexible leasing structure for the European fleet, while leveraging the low overheads in the specialist portfolio

* Acquisition – TUI Travel PLC will continue to invest in small to medium sized bolt-on acquisitions within specialist segments of the leisure travel market, in order to build leadership positions in higher margin niche segments. First Choice has an excellent track record in delivering high returns and earnings from its acquisitions. During the 2006 financial year First Choice spent £149 million (2005: £66 million) on acquisitions. In the current financial year, First Choice has already completed a number of acquisitions in the online and activity segments.

7. SYNERGY BENEFITS

The Boards of First Choice and TUI believe that the Merger will deliver pre-tax cost benefits of at least £100 million (€146 million) per annum, which are expected to be realised within three years of Completion. The £100 million of cost synergies per annum are prior to any benefits expected from the existing TUI Travel restructuring programme.

Cost synergies are expected to arise mainly in the UK, but benefits will be available across Europe through economies of scale in the combined operations and consolidation of the First Choice and TUI Travel operations. Potential revenue synergies are expected to offer further upside to the £100 million per annum synergy target.

Synergies are likely to be achievable through a combination of:

* Airline flight planning and operating costs

* Streamlined distribution (front office IT, development costs, retail shops)

* Consolidation of retail, call centre and administrative facilities

* Reduced marketing and commercial costs

* Destination cost efficiencies

* Higher internet traffic and lower customer acquisition costs

* Yield improvement (Mainstream and Airline)

* Growth through offering First Choice's Specialist products through TUI Travel's European distribution network

8. BOARD OF DIRECTORS, MANAGEMENT AND ORGANISATION

The proposed Board of TUI Travel PLC will be drawn from the boards of First Choice, TUI, and the current management of TUI Travel, supplemented by additional independent non-executive directors to be appointed by the Board as soon as practicable. The Board will be comprised of 17 directors, the majority of whom will be independent. First Choice and TUI believe that the proposed structure will result in an independent Board with a strong and experienced executive management team.

The Board will be chaired, as Non-Executive Chairman, by Dr. Michael Frenzel (currently CEO of TUI), with Sir Mike Hodgkinson (Chairman of First Choice) being appointed as Independent Non-Executive Deputy Chairman.

The proposed Board of TUI Travel PLC is:

NAME	BOARD POSITION	CURRENT POSITION
Dr. Michael Frenzel	Non-Executive Chairman	CEO of TUI
Sir Mike Hodgkinson	Non-Executive Deputy Chairman	Chairman of First Choice
Peter Long	Chief Executive Officer	Chief Executive of First Choice
Peter Rothwell	Deputy Chief Executive	CEO TUI Northern Europe
Paul Bowtell	Chief Financial Officer	Group Finance Director of First Choice

Will Waggott	Group Commercial Director	CFO TUI Northern Europe
Christoph Mueller	Aviation Director	Chairman of Hapag-Lloyd Flug
Volker Böttcher	Managing Director, Central Europe	Head of TUI Travel Germany
R. Feuerhake	Non-executive Director	CFO of TUI
T. Campbell	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
C. Chapman	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
B. Dalton	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
J. Hicks	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
G. Thorley	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays

In addition, the Board will include a further three independent non-executive directors. Five of the non-executive directors will be drawn from the existing non-executive directors of First Choice. Rainer Feuerhake will be appointed to the Board on behalf of TUI.

TUI Travel PLC will have audit, nomination and remuneration committees. Each Board committee will have not fewer than three independent non-executive directors and not more than two non-executive directors representing TUI.

The Relationship Agreement summarised below sets out the agreement between First Choice and TUI as to the governance arrangements for TUI Travel PLC that will apply following completion of the Merger.

9. EMPLOYEES

First Choice and TUI attach great importance to retaining the skills and expertise of their management and employees. The existing employment rights of employees of both First Choice and TUI Travel will be safeguarded.

Outstanding options under the First Choice Share Schemes which are not already exercisable will become exercisable when the scheme of arrangement is sanctioned. Any First Choice Shares issued on the exercise of options prior to 6.00 p.m. on the Business Day immediately preceding the date of the hearing by the Court of the petition to sanction the scheme of arrangement will be subject to the terms of the scheme of arrangement. However, while the scheme of arrangement will not extend to First Choice Shares issued to optionholders under the First Choice Share Schemes on or after such time, such First Choice Shares will be transferred to Newco under a proposed change to First Choice's articles.

In due course, appropriate proposals will be made to participants in the First Choice Share Schemes.

10. DIVIDEND POLICY

It is anticipated that TUI Travel PLC will pay, post Completion, a final dividend in respect of its first financial period. The dividend policy will be set by TUI Travel PLC's Board, not all of whom have yet been appointed. Further details will be set out in the prospectus.

11. CURRENT TRADING AND PROSPECTS

11.1 First Choice

Trading for the 2006/07 financial year is progressing well with performance in line with First Choice's expectations.

* Winter 2006/07 – across First Choice, Winter trading is progressing well. In Mainstream total revenues are 12 per cent. higher than last year with long-haul capacity up 25 per cent. The Mainstream Sector has fewer holidays left to sell than at the same point last year and while margins are slightly behind last year, they are in line with First Choice's expectations. In the Specialist Holidays Sector its businesses are trading well overall and in the Activity Holidays Sector revenues are ahead of last year with the Adventure division's revenue 4 per cent. ahead for Winter.

* Summer 2007 – Trading is progressing well across all Sectors. In Mainstream, Summer revenues have steadily improved throughout the period despite the challenging market. Overall capacity will be flat on last year with increased capacity in the long-haul segment. Revenues for long-haul have increased 19 per cent. with margins slightly behind last year but in line with First Choice's expectations. In the Specialist Holidays Sector the rate of sale is improving significantly week on week. Both the Activity Sector and Online Destination Services are trading in line with expectations.

11.2 TUI Travel

* Winter 2006/07 – TUI is closing out the winter season with a solid performance. Turnover for TUI Travel is currently up 5.4 per cent. year-on-

year, with customer numbers up 9.0 per cent. Both figures are ahead of current market growth.

* Summer 2007 - The current status of bookings is very good in most source markets. For the 2007 summer season starting in April the number of guests is currently 7.2 per cent over the previous year for TUI Travel. Booked sales have increased by 4.7 per cent, and they are likewise considerably above the previous year's level.

12. MERGER AGREEMENT, RELATIONSHIP AGREEMENT AND DETAILS OF THE MERGER

First Choice, TUI and NewCo have entered into a Merger Agreement, which sets out the terms on which NewCo will acquire each of First Choice and TUI Travel. In addition, First Choice and TUI have agreed the terms of a Relationship Agreement which will regulate the relationship between NewCo and TUI (as shareholder in NewCo) following completion of the Merger. This agreement deals with, among other things, the governance arrangements for NewCo.

These agreements are summarised in Appendix I.

The key terms and conditions of the Merger are:

* NewCo will acquire First Choice in consideration for the issue of 49 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to First Choice Shareholders. This acquisition will be effected by means of a scheme of arrangement of First Choice pursuant to section 425 of the Companies Act;

* NewCo will acquire TUI Travel in consideration for the issue of 51 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to TUI and the contribution by TUI to NewCo of an amount of €875 million (approximately £600 million) of net financial debt, including all pension deficits associated with TUI Travel;

* the Merger is subject to clearance under the EC Merger Regulation and other regulatory authorities;

* the Merger is subject to the approval of First Choice Shareholders at the Court Meeting and the Extraordinary General Meeting to be convened in due course; and

* NewCo will be named TUI Travel PLC and application will be made for NewCo's shares to be admitted to listing on the Official List and to trading on the London Stock Exchange with effect from Completion.

A circular and prospectus will be despatched to First Choice Shareholders in due course.

A description of the circumstances in which the Merger Agreement may be terminated (and a break fee may become payable) is set out in Appendix I.

13. RULE 9 WHITEWASH

Following completion of the Merger, TUI will come to hold 51 per cent. of the voting rights of NewCo. Under Rule 9 of the City Code, a person who acquires an interest in shares which, taken together with shares in which he is already interested, carry 30 per cent. or more of the voting rights of a company must normally make a general offer for all the remaining shares in the company. However, where an obligation to make a mandatory offer under Rule 9 arises following an issue of new shares, the Panel will normally consent to a waiver of that obligation provided that, among other things, this is approved by a vote of the independent shareholders. In this case, approval for the waiver of the obligation which would otherwise arise for TUI to make an offer for NewCo under Rule 9 of the City Code will be sought from First Choice Shareholders at the Extraordinary General Meeting.

14. SETTLEMENT, LISTING AND DEALING

Application will be made to the UK Listing Authority for the NewCo Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission to the Official List will become effective and that dealings, for normal settlement, in the NewCo Shares will commence on the day on which the Merger is completed. Further details on settlement, listing and dealing will be included in the scheme document and prospectus to be sent to First Choice Shareholders in due course. Admission of NewCo Shares to the Official List and to trading on the London Stock Exchange is subject to customary confirmation from the FSA of NewCo's eligibility for listing under Listing Rule 2 and Listing Rule 6.

15. RECOMMENDATION OF THE BOARD OF FIRST CHOICE

The directors of First Choice, who have been so advised by Lazard and Deutsche Bank, consider the terms of the Merger to be fair and reasonable. In providing their advice, Lazard and Deutsche Bank have taken into account the directors' commercial assessments.

The directors of First Choice consider that the Merger is in the best interests of First Choice Shareholders as a whole. Accordingly, the directors intend unanimously to recommend that First Choice Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings amounting to approximately 0.9 per cent of the issued share capital of First Choice.

Deutsche Bank has an existing relationship with TUI AG, and Lazard is therefore providing advice to the Board of First Choice in connection with the Merger for the purposes of Rule 3 of the Code.

Enquiries:

First Choice Holidays PLC	Tel: +44 20 7796 4133 on 19 March, thereafter on +44 1293 560 777
Peter Long, Paul Bowtell, Lesley Allan Andy Jones, David Paterson (analysts)	
Lazard **(Financial Adviser to First Choice)**	Tel: +44 20 7187 2000
Matthew Jarman, Gregory Bret, Andrew Rich	
Deutsche Bank AG **(Financial Adviser and Broker to First Choice)**	Tel: +44 20 7545 8000
Alastair Mathieson, James Thomson Charles Wilkinson (broker)	
Hoare Govett Limited **(Broker to First Choice)**	Tel: +44 20 7678 8000
Neil Collingridge, Hugo Fisher	
Hudson Sandler **(Public Relations Adviser to First Choice)**	Tel: +44 20 7796 4133
Michael Sandler, Jessica Rouleau	
TUI AG	Tel: +49 5 11 566 1417
Uwe Kattwinkel, Robin Zimmermann, Kuzey Alexander Esener (communications) Bjorn Beroleit, Nicola Gehrt (IR)	
Morgan Stanley **(Financial Adviser to TUI)**	Tel: +44 20 7425 8000
Dr. Dirk Notheis, Dieter Turowski, Henry Stewart	
Hering Schuppener Consulting **(Public Relations Adviser to TUI)**	Tel: +49 69 92 18740
Alexander Geiser	
The Maitland Consultancy **(Public Relations Adviser to TUI)**	Tel: +44 20 7379 5151
Lydia Pretzlik, David Stürken	

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to First Choice in connection with the Merger and no-one else and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as financial adviser and broker to First Choice and no one else in connection with the Merger and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as broker to First Choice and no-one else in connection with the Merger and will not be responsible to any person other than First Choice for providing the protections afforded to its customers or for providing advice in relation to the Merger or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley Bank AG is acting for TUI in connection with the Merger and no one else and will not be responsible to anyone other than TUI for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger or any other matters referred to in this announcement.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. First Choice Shareholders are advised to read carefully the formal documentation in relation to the Merger once it has been despatched.

The NewCo Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. NewCo has not registered and does not intend to register any NewCo Shares under the US Securities Act. Any NewCo Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

This announcement contains statements about First Choice, TUI and TUI Travel that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "synergies", "cost savings", "opportunity", "projects", "strategy" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of First Choice, TUI, TUI Travel or the Enlarged Group; (ii) business and management strategies and the expansion and growth of First Choice, TUI, TUI Travel or the Enlarged Group's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on First Choice, TUI, TUI Travel or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of First Choice, TUI or TUI Travel. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to First Choice, TUI or TUI Travel or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to First Choice, TUI and TUI Travel on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

APPENDIX I
Key Merger Terms and Conditions

The Merger Agreement

KEY TERMS

Under the Merger Agreement:

* NewCo has agreed to acquire all of the issued share capital of First Choice in consideration for the issue of 49 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to First Choice Shareholders. This acquisition will be effected by means of a scheme of arrangement of First Choice in accordance with section 425 of the Companies Act.

* TUI has agreed to sell all of the issued share capital of TUI Travel to NewCo in consideration for the issue of 51 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to TUI together with the contribution by TUI to NewCo of €875 million (approximately £600 million) of net financial debt, including all pension liabilities currently associated with TUI Travel.

CONDITIONS

The material conditions to completion of the Merger are:

* approval at the Court Meeting of the proposed scheme of arrangement of First Choice by a majority in number of the First Choice Shareholders present and voting representing not less than 75 per cent. by value of the First Choice Shares voted by such shareholders;

* the passing of the resolutions by First Choice Shareholders at the Extraordinary General Meeting which will follow the Court Meeting including in relation to the approval of the scheme of arrangement and the confirmation of the associated reduction of capital and the resolution required to obtain a dispensation from the Panel from the requirements of Rule 9 in respect of the issue of NewCo Shares to TUI;

* the sanction of the scheme of arrangement and reduction of capital by the Court and the subsequent registration of the court order by the Registrar of Companies in England and Wales;

* the UKLA confirming that NewCo is suitable for listing in accordance with the Listing Rules on the basis of the terms of the Relationship Agreement;

* the Admission of the NewCo Shares, to be issued in accordance with the terms of the Merger Agreement, to the Official List and to trading on the London Stock Exchange;

* the Merger having been cleared by the European Commission under the

EC Merger Regulation;

* the Merger having been cleared by any relevant non-EU competition authorities and no notice of any action, which would make the Merger, unenforceable or illegal or impose material conditions on the parties with respect to the Merger, having been received from any regulatory body (including the Civil Aviation Authority) in any jurisdiction;

* the Panel granting dispensation from the requirements of Rule 9 of the Code in respect of the issue of NewCo Shares to TUI; and

* TUI and First Choice having obtained all necessary consents from the providers of their bonding and other finance facilities, or other replacement facilities having been arranged.

OTHER PROVISIONS

The Merger Agreement contains mutual undertakings by First Choice and TUI that pending Completion, First Choice and TUI Travel will carry on business in the normal course.

Under the Merger Agreement TUI has agreed to give First Choice high-level warranties covering certain information provided to First Choice in respect of TUI Travel's business.

Pursuant to the Merger Agreement, each of First Choice and TUI have agreed that it will not actively solicit any alternative transaction that would be inconsistent with implementing the Merger, and that each of them will inform and consult with the other party if it is approached by a third party in respect of any such alternative competing transaction. The parties have agreed certain rights applicable in the event of such an approach including postponement or termination.

Under the Merger Agreement the parties agree to negotiate a licence agreement, at a royalty of 0.02 per cent. per annum of the gross turnover of NewCo under the TUI brand, in relation to the proposed use by NewCo of the TUI name.

TERMINATION

The Merger Agreement may be terminated with immediate effect by First Choice or TUI if:

* First Choice notifies TUI prior to the publication of the prospectus that it has concluded that in its reasonable opinion assets and liabilities, profits or prospects of TUI Travel are materially different by reference to agreed benchmarks from those assumed in its reaching agreement to the percentage shareholdings in NewCo of First Choice and TUI under the Merger;

* any regulatory authority irrevocably blocks the Merger;

* certain conditions become incapable of being satisfied or fail to be satisfied unless such Condition is waived;

* any Independent Competing Offer becomes or is declared unconditional in all respects;

* a Material Adverse Change has occurred, referable to agreed benchmarks, which affects First Choice or TUI Travel (as the case may be);

* if the scheme of arrangement is not sanctioned by First Choice shareholders at the Court Meeting or the resolutions relating to the Merger are not passed at the Extraordinary General Meeting;

* prior to satisfaction of the Conditions, the recommendation by the directors of First Choice to vote in favour of the scheme of arrangement is withdrawn or adversely amended;

* if the Court declines or refuses to sanction the scheme of arrangement;

* the other party commits a material breach of its warranties, covenants or other obligations under the Merger Agreement; and

* if the scheme of arrangement and reduction of capital have not become effective by an agreed long stop date.

First Choice and TUI have agreed mutual break fees if the Merger fails.

First Choice will pay TUI a break fee of £15 million if the Merger fails and:

* an Independent Competing Offer for First Choice is announced and such offer becomes wholly unconditional;

* the recommendation by First Choice directors to vote in favour of the resolution relating to the Merger is withdrawn; or

* TUI exercises its right to terminate for an unremedied breach by First Choice of its obligations under the Merger Agreement.

TUI will pay to First Choice a fee of £15 million if the Merger fails and:

* an Independent Competing Offer for TUI or TUI Travel is announced and such offer becomes or is declared wholly unconditional; or

* First Choice exercises its right to terminate for an unremedied material breach by TUI of its breach by TUI of its obligations under the Merger Agreement.

Relationship Agreement

The Relationship Agreement enshrines the principle agreed between the parties that, following completion of the Merger, NewCo will operate independently from TUI and in accordance with the highest standards of corporate governance best practice. It also sets out the agreement of the parties regarding the composition of the Board of NewCo as follows:

* the Board will include a majority of independent non-executive directors and will not be more than 17 in number;

* for so long as TUI holds 30 per cent. or more of the voting shares of NewCo, TUI may appoint a maximum of two non-executive directors;

* for so long as TUI holds 40 per cent. or more of the voting shares of NewCo, TUI may appoint the Chairman of NewCo, in which case the CEO of NewCo will be appointed by the Board but subject to TUI's prior approval, provided that if TUI rejects three candidates nominated by the Board, TUI may nominate a candidate whose appointment will require the support of at least three independent non-executive directors. If this process does not lead to an appointment, the question will be resolved by shareholders (including TUI);

* for so long as TUI holds 40 per cent. or more of the voting shares of NewCo, TUI may relinquish its right to appoint the Chairman and in return have the right to appoint and remove the CEO. If this right is invoked, the Chairman of NewCo will be appointed by the Board but subject to TUI's prior approval, provided that if TUI rejects three candidates nominated by the Board, TUI may nominate a candidate whose appointment will require the support of at least three independent non-executive directors. If this process does not lead to an appointment, the question will be resolved by shareholders (including TUI);

* if TUI holds less than 40 per cent. of the voting shares of NewCo, for so long as it holds 30 per cent. or more of the voting rights of NewCo, the Board will appoint the Chairman but subject to TUI's prior approval, provided that if TUI rejects three candidates nominated by the Board, TUI may nominate a candidate whose appointment will require the support of at least three independent non-executive directors. If this process does not lead to an appointment, the question will be resolved by shareholders (including TUI);

* the Nomination Committee will nominate the rest of the directors, who will be appointed and/or removed by the Board; and

* it is agreed that any persons nominated and/or appointed to a position on the Board shall have appropriate experience and qualification for his or her role.

Other key provisions of the Relationship Agreement are as follows:

* the Relationship Agreement will remain in place until the earlier of (i) TUI's voting rights fall below 10 per cent. or (ii) NewCo ceases to be listed;

* TUI has agreed that it will exercise its voting rights in relation to class 1 transactions in accordance with the recommendation given by the Board unless all of the directors appointed by TUI have dissented to or abstained from such recommendation;

* NewCo has agreed that it will not (other than on the exercise of certain share options) issue any shares if the effect will be to reduce TUI's voting rights. If NewCo issues shares other than on a pre-emptive basis, TUI will have the right to subscribe for NewCo Shares at market value in order to restore the pre-existing level of his voting rights;

* TUI has agreed that it will not, for a period of 12 months following Admission, dispose of any NewCo Shares without the prior written consent of NewCo, other than:

  a) in each of the two consecutive periods of six months immediately following Admission, the disposal of NewCo Shares constituting, in aggregate, no more than 10 per cent. of the issued share capital then in issue either in the market (subject to orderly market restrictions) or to a single purchaser (who has agreed to be bound be equivalent lock-up restrictions);

  b) intra-group transactions; and

  c) the acceptance of a takeover offer in accordance with the Code;

* disposals of NewCo Shares by TUI after the expiry of the 12 month period following Admission will be effected after consultation with NewCo;

* TUI has agreed that it will not acquire any NewCo shares other than:

  a) acquisitions that would increase its shareholding to not more than 55 per cent;

  b) consequential increases in TUI's percentage of total number of NewCo shares as a result of a purchase by NewCo of its own shares; or

  c) where TUI makes a general offer to acquire all NewCo shares in issue;

* certain material matters shall not be undertaken by NewCo without the approval of the Board, further details of which will be set out in the prospectus, including any material alteration to the general nature of the business or NewCo or any subsidiary of NewCo;

* NewCo shall avoid doing certain things which may cause TUI being in breach of any of the restrictions under TUI's current bonding facilities in the absence of any permitted exemption. NewCo and TUI will discuss any proposed course of action which may be permitted by an exemption to the restrictions and if there is doubt as to whether such exemption applies to any particular case, TUI's decision on the matter shall be final;

* TUI will have the right to receive an agreed level of information in respect of NewCo's business;

* in the event that a person (acting alone or in concert with other persons) acquires control of TUI during the term of the Relationship Agreement, TUI will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the Board; and

* for the purposes of complying with aviation regulation, the articles of association of NewCo shall incorporate provisions to prevent it becoming majority owned and effectively controlled by non-EEA nationals.

APPENDIX II
Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"Admission"	means the admission of the Newco shares to the Official List;
"Board"	means the Board of NewCo;
"Business Day"	means a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London;
"City Code" or "Code"	means the City Code on Takeovers and Mergers;
"Companies Act"	means the Companies Act 1985 (as amended);
"Completion"	means completion of the Merger in accordance with the terms of the Merger Agreement;
"Court"	means the High Court of Justice in England and Wales;
"Court Meeting"	means the meeting of First Choice Shareholders to be convened by an order of the Court pursuant to section 425 of the Companies Act for the purpose of

	considering and, if thought fit, approving the proposed scheme of arrangement of First Choice (with or without amendment), and any adjournment thereof;
"Deutsche Bank"	means Deutsche Bank AG;
"Enlarged Group"	means the group of companies comprising NewCo, First Choice, TUI Travel and their subsidiaries and subsidiary undertakings;
"Extraordinary General Meeting"	means the extraordinary general meeting of the First Choice Shareholders to be convened in connection with the Merger;
"First Choice"	means First Choice Holidays PLC;
"First Choice Group"	means First Choice Holidays PLC and its subsidiaries and subsidiary undertakings;
"First Choice Shareholders"	means the holders of First Choice Shares from time to time;
"First Choice Shares"	means the ordinary shares of 3 pence each in the capital of First Choice PLC;
"First Choice Share Schemes"	means the First Choice Senior Executive Plan, the First Choice Restricted Share Plan, the First Choice Deferred Award Bonus Scheme, the First Choice Performance Scheme Plan and the First Choice Incentive Scheme Plan;
"FSA"	means the Financial Services Authority;
"FSMA"	means the Financial Services and Markets Act 2000 (as amended);
"Independent Competing Offer"	means an offer or scheme of arrangement or a recapitalisation or other transaction involving the possible change of control of First Choice or TUI or TUI Travel which, if accepted in full would result in the offeror holding shares carrying over 50% of the voting rights of First Choice or TUI or TUI Travel, as the case may be, and which is made by or with a party which is not acting in concert (as such term is defined in the Code) with First Choice or TUI;
"Lazard"	means Lazard & Co., Limited;
"Listing Rules"	means the listing rules of the Financial Services Authority;

"London Stock Exchange"	means the London Stock Exchange PLC;
"Mainstream"	means the mainstream division of First Choice;
"Merger"	means the proposed merger of First Choice and the TUI Travel as described in this announcement;
"Merger Agreement"	means the merger agreement dated 19 March 2007 between NewCo, First Choice and TUI pursuant to which the Merger is to be implemented;
"Morgan Stanley"	means Morgan Stanley Bank AG;
"NewCo"	means Coppereagle PLC, a company formed by First Choice and TUI for the purpose of effecting the Merger (and to be renamed TUI Travel PLC);
"NewCo Shares"	means ordinary shares in the capital of NewCo;
"Official List"	means the official list of the Financial Services Authority;
"Panel" or "Takeover Panel"	means The Panel on Takeovers and Mergers;
"Proforma"	means the financial information for NewCo based on a year end of 31 October 2006 for First Choice and 31 December 2006 for TUI Travel
"Relationship Agreement"	means the relationship agreement to be entered into between NewCo and TUI pursuant to which the governance of NewCo will be regulated;
"Regulatory Information Service"	means any of the Regulatory Information Services approved by the Financial Services Authority and set out in appendix 3 to the Listing Rules;
"Specialist"	means the specialist division of First Choice;
"subsidiary" and "subsidiary undertaking"	have the meanings given to them by the Companies Act;
"TUI"	means TUI AG;
"TUI Travel"	means the tourism division of TUI, excluding certain hotel assets;
"UK Listing Authority" or	means the Financial Services Authority of the UK in its

the "UKLA"	capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the FSMA; and
"United Kingdom" or "UK"	means the United Kingdom of Great Britain and Northern Ireland; and
"United States" or "USA"	means the United States of America

7 March 2007

FIRST CHOICE HOLIDAYS PLC
AGM STATEMENT

At the Annual General Meeting to be held in London today, the Chairman, Sir Michael Hodgkinson, will make the following statement:

Trading update

I am pleased to announce that trading for the 2006/07 financial year[1] is progressing well with the Group performing in line with our expectations. Our strategy of a differentiated Mainstream business and a portfolio of specialist travel businesses in high-growth niche segments enable the Group to operate effectively across both leisure travel experiences and geographic regions.

Mainstream Holidays Sector

Despite continued challenging trading conditions, our Mainstream Holidays Sector is benefiting from the differentiated holiday experiences we offer.

Winter 06/07

Total revenues for Winter are 12% higher than last year with long-haul revenues up 38%. Total capacity is flat with long-haul capacity up by 25%. We have continued to reduce capacity in the short-haul market as well as to less attractive medium-haul destinations, and for the remainder of the season we have fewer holidays left to sell than at the same point last year. Margins for Winter are slightly behind last year but in line with our expectations.

We are fully supportive of the legal challenge, recently launched by the Federation of Tour Operators (FTO), to the legality of the Government's Air Passenger Duty (APD) following its decision to double the tax. We remain wholly committed and engaged in a number of initiatives to support the development of responsible and sustainable tourism. We are, therefore, opposed to the way the Government chose to introduce the new APD rates, which has financially penalised First Choice, its customers and the industry. The one-off cost of the retrospective tax for bookings made pre 6 December 2006 is £4.5m which will not be recovered and will, therefore, be treated as a separately disclosed item.

Summer 07

Summer revenues have steadily improved since our last update in December and are now flat versus last year's level on customer bookings down 5%. Overall capacity for the season will be flat on last year with a reduction in the short-haul segment and increased capacity in the long-haul segment where our differentiated growth strategy is focused. The continued shift in mix to long-haul has seen a 12% increase in customers and 19% increase in revenue in that segment. Margins for Summer are currently running slightly behind last year but in line with our expectations.

As a result of the continuing success of our long-haul programme and the opportunities we see in new destinations to drive further growth, we have decided to exercise options over a further four Boeing 787 aircraft. This will take the size of our long-haul fleet to twelve aircraft by 2013, up from the six we will be operating in the Summer 2007 season.

[1] *All statistics are up to 4 March 2007*

Specialist Holidays Sector

Winter 06/07

Overall, our Specialist businesses are trading well. After a difficult Winter last year, our European businesses have performed well with both customers up 6% and revenue up 2% above the same period last year with margins also ahead. The Canadian market has been more difficult due to highly competitive trading conditions but despite this, revenues remain ahead of prior year with margins for the season in line with last year.

Summer 07

Although early in the booking period for the Specialist businesses, the Summer season has started very strongly for the Sector with the rate of sale improving significantly week on week. For the European businesses, revenues and customers are up 26% and 22% respectively at higher margins. The UK Specialist business has continued to build upon an excellent performance in 2006, by investing in selling systems that offer the customer greater flexibility and by gaining greater control of distribution. The UK business continues to perform well with strong margin growth. In our North American businesses (primarily student leisure travel) revenues are up 16% and margins are in line with our expectations.

Activity Holidays Sector

This Sector continues to perform in line with our expectations with revenues ahead of the same period last year. The Adventure Division's revenue is 4% ahead for Winter and 9% ahead for Summer on a like-for-like basis on higher margins as our portfolio of businesses within this segment continues to deliver strong growth.

We continue to identify and acquire high-growth businesses and, in the Activity Sector, three more companies have joined the Adventure Division since the year-end. We have paid a total initial consideration of £16.6m with future payments of up to £13.7m dependent on performance for i-to-i (International Projects Limited), iExplore, Inc. and TKJ Pty Ltd which trades as WesternXposure.

Online Destination Services Sector

All routes to market are performing well, with increased like-for-like volume and pricing for Winter and Summer. Laterooms.com, which we acquired in December 2006, is trading strongly and the complementary nature of its business to the rest of the brands in the Sector is already proving a valuable addition.

Current Trading [1]	**Winter 06/07**		**Summer 07**	
y-o-y variation%	**Sales**	**Customers**	**Sales**	**Customers**
Mainstream				
Short haul	-9	-11	-12	-12
Medium haul	-4	-6	-3	-3
Long haul	+38	+25	+19	+12
Total	**+12**	**-**	**-**	**-5**
Capacity		*Flat*		*Flat*
Specialist				
Europe	+2	+6	+26	+22
North America [2]	+11	-5	+16	-
Total	**+7**	**+1**	**+25**	**+21**

Activity				
Marine	-	N/a	+1	n/a
Adventure [2]	+4	N/a	+9	n/a
Total	**+3**	**N/a**	**+5**	**n/a**
Online Destination Services	**Sales**	**Bednights**	**Sales**	**Bednights**
Online				
Hotelbeds	+60	+45	+57	+35
Bedsonline	+81	+69	+211	+167
Hotelopia	+9	+4	+15	+15
Total	**+52**	**+41**	**+61**	**+40**
Laterooms.com	+73	+60	N/a	N/a

Notes:
1. These statistics are up to 4 March 2007
2. These statistics exclude FY2006 and FY2007 acquisitions

Board change

Simón Pedro Barceló is leaving the Board at the close of the AGM. On the Board's behalf I would like to thank Simón for the valuable contribution he has made over the almost seven years that he has been a non-executive director of the Group.

Conclusion

We are confident that our strategy of offering differentiated exclusive product, expanding our long-haul programme and operating a flexible business model remains robust and will ensure that we continue to have the market leading leisure travel business.

We have built a diversified and robust Group of businesses with a flexible and efficient business model focused on delivering sustainable growth. We are well positioned to capitalise on this strength, are satisfied with our current performance and remain confident that we will make further progress throughout the remainder of the year.

We will provide a trading update on 1 May 2007, with the Interim results to be announced on 14 June 2007.

Sir Michael Hodgkinson
Chairman

Enquiries

First Choice Holidays PLC
Peter Long, Chief Executive — Tel: 01293 588 530
Paul Bowtell, Group Finance Director — Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control — Tel: 01293 588 058
Lesley Allan, Corporate Communications Director — Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau — Tel: 020 7796 4133
Amy Faulconbridge

7 March 2007

FIRST CHOICE HOLIDAYS PLC
AGM STATEMENT

At the Annual General Meeting to be held in London today, the Chairman, Sir Michael Hodgkinson, will make the following statement:

Trading update

I am pleased to announce that trading for the 2006/07 financial year[1] is progressing well with the Group performing in line with our expectations. Our strategy of a differentiated Mainstream business and a portfolio of specialist travel businesses in high-growth niche segments enable the Group to operate effectively across both leisure travel experiences and geographic regions.

Mainstream Holidays Sector

Despite continued challenging trading conditions, our Mainstream Holidays Sector is benefiting from the differentiated holiday experiences we offer.

Winter 06/07

Total revenues for Winter are 12% higher than last year with long-haul revenues up 38%. Total capacity is flat with long-haul capacity up by 25%. We have continued to reduce capacity in the short-haul market as well as to less attractive medium-haul destinations, and for the remainder of the season we have fewer holidays left to sell than at the same point last year. Margins for Winter are slightly behind last year but in line with our expectations.

We are fully supportive of the legal challenge, recently launched by the Federation of Tour Operators (FTO), to the legality of the Government's Air Passenger Duty (APD) following its decision to double the tax. We remain wholly committed and engaged in a number of initiatives to support the development of responsible and sustainable tourism. We are, therefore, opposed to the way the Government chose to introduce the new APD rates, which has financially penalised First Choice, its customers and the industry. The one-off cost of the retrospective tax for bookings made pre 6 December 2006 is £4.5m which will not be recovered and will, therefore, be treated as a separately disclosed item.

Summer 07

Summer revenues have steadily improved since our last update in December and are now flat versus last year's level on customer bookings down 5%. Overall capacity for the season will be flat on last year with a reduction in the short-haul segment and increased capacity in the long-haul segment where our differentiated growth strategy is focused. The continued shift in mix to long-haul has seen a 12% increase in customers and 19% increase in revenue in that segment. Margins for Summer are currently running slightly behind last year but in line with our expectations.

As a result of the continuing success of our long-haul programme and the opportunities we see in new destinations to drive further growth, we have decided to exercise options over a further four Boeing 787 aircraft. This will take the size of our long-haul fleet to twelve aircraft by 2013, up from the six we will be operating in the Summer 2007 season.

[1] *All statistics are up to 4 March 2007*

Specialist Holidays Sector

Winter 06/07

Overall, our Specialist businesses are trading well. After a difficult Winter last year, our European businesses have performed well with both customers up 6% and revenue up 2% above the same period last year with margins also ahead. The Canadian market has been more difficult due to highly competitive trading conditions but despite this, revenues remain ahead of prior year with margins for the season in line with last year.

Summer 07

Although early in the booking period for the Specialist businesses, the Summer season has started very strongly for the Sector with the rate of sale improving significantly week on week. For the European businesses, revenues and customers are up 26% and 22% respectively at higher margins. The UK Specialist business has continued to build upon an excellent performance in 2006, by investing in selling systems that offer the customer greater flexibility and by gaining greater control of distribution. The UK business continues to perform well with strong margin growth. In our North American businesses (primarily student leisure travel) revenues are up 16% and margins are in line with our expectations.

Activity Holidays Sector

This Sector continues to perform in line with our expectations with revenues ahead of the same period last year. The Adventure Division's revenue is 4% ahead for Winter and 9% ahead for Summer on a like-for-like basis on higher margins as our portfolio of businesses within this segment continues to deliver strong growth.

We continue to identify and acquire high-growth businesses and, in the Activity Sector, three more companies have joined the Adventure Division since the year-end. We have paid a total initial consideration of £16.6m with future payments of up to £13.7m dependent on performance for i-to-i (International Projects Limited), iExplore, Inc. and TKJ Pty Ltd which trades as WesternXposure.

Online Destination Services Sector

All routes to market are performing well, with increased like-for-like volume and pricing for Winter and Summer. Laterooms.com, which we acquired in December 2006, is trading strongly and the complementary nature of its business to the rest of the brands in the Sector is already proving a valuable addition.

Current Trading [1]

	Winter 06/07		Summer 07	
y-o-y variation%	**Sales**	**Customers**	**Sales**	**Customers**
Mainstream				
Short haul	-9	-11	-12	-12
Medium haul	-4	-6	-3	-3
Long haul	+38	+25	+19	+12
Total	**+12**	**-**	**-**	**-5**
Capacity		*Flat*		*Flat*
Specialist				
Europe	+2	+6	+26	+22
North America [2]	+11	-5	+16	-
Total	**+7**	**+1**	**+25**	**+21**

Activity					
	Marine	-	N/a	+1	n/a
	Adventure [2]	+4	N/a	+9	n/a
Total		**+3**	**N/a**	**+5**	**n/a**
Online Destination Services		**Sales**	**Bednights**	**Sales**	**Bednights**
Online					
	Hotelbeds	+60	+45	+57	+35
	Bedsonline	+81	+69	+211	+167
	Hotelopia	+9	+4	+15	+15
Total		**+52**	**+41**	**+61**	**+40**
	Laterooms.com	+73	+60	N/a	N/a

Notes:
1. These statistics are up to 4 March 2007
2. These statistics exclude FY2006 and FY2007 acquisitions

Board change

Simón Pedro Barceló is leaving the Board at the close of the AGM. On the Board's behalf I would like to thank Simón for the valuable contribution he has made over the almost seven years that he has been a non-executive director of the Group.

Conclusion

We are confident that our strategy of offering differentiated exclusive product, expanding our long-haul programme and operating a flexible business model remains robust and will ensure that we continue to have the market leading leisure travel business.

We have built a diversified and robust Group of businesses with a flexible and efficient business model focused on delivering sustainable growth. We are well positioned to capitalise on this strength, are satisfied with our current performance and remain confident that we will make further progress throughout the remainder of the year.

We will provide a trading update on 1 May 2007, with the Interim results to be announced on 14 June 2007.

Sir Michael Hodgkinson
Chairman

Enquiries

First Choice Holidays PLC
Peter Long, Chief Executive — Tel: 01293 588 530
Paul Bowtell, Group Finance Director — Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control — Tel: 01293 588 058
Lesley Allan, Corporate Communications Director — Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau — Tel: 020 7796 4133
Amy Faulconbridge

First Choice Holidays PLC

Where leisure travels further

FIRST CHOICE HOLIDAYS PLC

ANNUAL GENERAL MEETING TO BE HELD ON 7 MARCH 2007

RESOLUTION	FOR* (Including Discretionary)		AGAINST		TOTAL (Excluding Vote Withheld)			VOTES WITHHELD**	
	No. of Cards	No. of Votes	No. of Cards	No. of Votes	No. of Cards	No. of Votes	% Votes in Favour	No. of Cards	No. of Votes
1 - Report & Accounts	903	351,492,119	1	58,000	904	351,550,119	99.98%	13	7,974,597
2 - Directors' Remuneration	822	334,516,427	60	12,388,525	882	346,904,952	96.43%	38	12,619,764
3 - Final Dividend	908	359,517,018	0	0	908	359,517,018	100%	2	7,698
4 - Peter Long	890	358,539,406	15	977,378	905	359,516,784	99.73%	6	7,932
5 - Bill Dalton	876	358,526,278	25	986,748	901	359,513,026	99.73%	10	11,690
6 - Paul Bowtell	889	358,536,419	13	975,143	902	359,511,562	99.73%	9	13,154
7 - Tony Campbell	870	354,576,915	26	3,620,934	896	358,197,849	98.99%	16	1,326,867
8 - Re-appoint KPMG	890	355,223,300	12	687,009	902	355,910,309	99.81%	13	3,614,407
9 - Section 80 Authority	867	358,855,613	24	637,443	891	359,493,056	99.82%	21	31,660
10 - Pre-emption Rights	864	359,359,356	28	138,548	892	359,497,904	99.96%	18	26,812
11 - Amendment to the Articles	834	359,269,585	56	101,488	890	359,371,073	99.97%	20	153,643
12 - Directors' Fees	811	359,256,516	76	121,678	887	359,378,194	99.97%	23	146,522
13 - Purchase Company's Shares	881	359,496,844	18	16,097	899	359,512,941	99.99%	11	11,775

* Where shareholders have appointed the Chairman of the meeting as their proxy with discretion as to voting, those votes have been cast in favour of the resolutions.

** From proxy card returns

Share Capital: 530,577,303

Four more Boeing 787's

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First Choice Airways, the European launch customer for the Boeing 787, has exercised options on a further four B787 aircraft. Originally, in July 2004, the airline signed up for six 787's with options on a further six. In September 2006 it exercised the options on a further two and has now ordered the final four.

The Boeing 787 has been the most successful new commercial aircraft to launch ever. First Choice Airways will take delivery of its first two in 2009 and introduce the remaining 10 between 2010 and 2013, doubling the size of its long-haul fleet.

The B787 will bring faraway places within the range of mid-sized aircraft, flying up to 8,500 nautical miles (10,000 miles) - Gatwick to Borneo for instance - as fast as comparable current jets. It will use 20% less fuel than today's mid-sized commercial aircraft, in part down to 66% of the aircraft comprising composite material, which is considerably lighter than traditional materials.

The B787 will also improve passenger well being; it will be pressurised at lower altitudes and have greater cabin humidity ensuring passengers arrive feeling less tired. New technology that senses air pressure differences and allows the aircraft to avoid turbulence will also result in a smoother flight.

The First Choice Mainstream Holidays Sector provides differentiated holiday experiences. Building a market-leading long-haul travel programme is a key part of this strategy. Providing the most comfortable economy cabin is critical to its success, as it has demonstrated over the last two years by upgrading its Boeing 767's to provide customers with more legroom and superior in-flight entertainment. Long-haul sales are currently up 38% for Winter 2006/07 and 19% or Summer 2007.

Dermot Blastland, Managing Director of First Choice Mainstream Holidays said: "Having taken the decision to increase our commitment to long-haul holidays we wanted to ensure we could do this in the most cost effective and environmentally sound way, whilst offering our customers new destinations and even more comfortable travel. When we announced our selection in 2004, we believed the new Boeing 787 would be key to achieving this. The success of our current long-haul programme has now given us the confidence to order 12 aircraft. The B787's will be a unique experience for our customers, as we establish ourselves at the forefront of long-haul leisure travel."

"This third order from First Choice is another vote of confidence in the Boeing 787's capabilities and unprecedented environmental performance," said Marlin Dailey, Vice President of Sales for Europe, Russia and Central Asia, Boeing Commercial Airplanes. "It's exciting and very satisfying when great customers like First Choice continue to select your product. It reflects its faith in the 787 and in Boeing. I'm also very proud First Choice is making the B787 an integral part of its environmental leadership."

Enquiries

First Choice Holidays PLC
Tel: 01293 588 944
Lesley Allan, Corporate Communications Director

Hudson Sandler
Tel: 020 7796 4133
Jessica Rouleau
Amy Faulconbridge

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Share price

269.75 GBp

- Market data delayed by least 15 minutes
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Fast track

Comment Regarding Mainstream Business

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The Board of First Choice Holidays PLC announces that talks regarding the possible sale of its Mainstream business have been terminated.

First Choice will announce its usual trading update at the Annual General Meeting to be held on 7 March 2007.

Enquires:

Hudson Sandler Telephone: 020 7796 4133
Michael Sandler / Jessica Rouleau

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Share price

269.75 GBp

- Market data delayed by least 15 minutes
- Change -3.00

Fast track

Jump to section

First Choice Environment and People Report 2006


Becoming
a leader

Downloads

First Choice Annual Report 2006 

TUI AG Annual Report 2006

© TUI Travel PLC 2007 | Disclaimer | Accessibility

Dispatch of R&A

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A copy of the above document has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Back

Share price

286.25 GBp

- Market data delayed by least 15 minutes
- Change +3.00

Fast track

Jump to section

First Choice Environment and People Report 2006


Becoming
a leader

Downloads

First Choice Annual Report 2006



TUI AG Annual Report 2006



© TUI Travel PLC 2007 | Disclaimer | Accessibility

Acquisition of Laterooms Limited

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First Choice Holidays PLC has purchased LateRooms Limited www.laterooms.com a leading online price comparator and seller of late availability hotel rooms.

Highlights

- Initial consideration - £108 million
- Year end 31 December 2006 forecast EBITA of £6.2 million (2005: £3.7 million)
- UK online booking of hotel accommodation £1.1 billion in 2004, expected to increase 21% year-on-year to £3.4 billion by 2008
- LateRooms has 12% of the UK intermediary online booking market - estimated 1.3 million room nights will be sold in 2006
- Approximately one million unique customer visits monthly - mix of business and leisure
- Genuine provider of online late availability (less than 24 hours)
- Over 13,000 properties on the LateRooms database with the majority currently in the UK - independent and major chains - no reliance on any one hotelier
- Leverage on the strength of the Online Destination Services Sector's supplier relationships
- Significant growth opportunities in existing and new markets

LateRooms operates in an attractive market that has enjoyed strong growth which is forecast to continue. The UK hotel market is worth £12 billion annually, of which approximately £8.2 billion comes from the domestic source market, with 20% of customers booking online. It is estimated that intermediaries like LateRooms account for approximately 40% of online bookings. LateRooms share of this intermediary market is 12%. The online distribution channel has doubled since 2004 and is forecast to continue to grow at 20% per annum for the coming years.
This growth is being driven by increasing internet and broadband penetration, increasing consumer expenditure online and increasing frequency of short breaks. In Europe, the hotel market is even larger and the online distribution channel less well developed representing a significant growth opportunity.

LateRooms (www.laterooms.com) is a leading online price comparator and seller of late availability hotel rooms. In 2006, LateRooms will sell around 1.3m bednights. The website provides independent, detailed comparative information on price, star rating and location of over 13,000 properties worldwide, with the majority in the UK. This gives customers access to the best late availability and hoteliers a controlled route to market to maximise occupancy and revenue. On average, rooms are sold at a discount of 40% to the rack rate.

LateRooms operates a commission model acting as an agent for the hoteliers. The site generates approximately one million unique visitors per month with 70% arriving at the site directly and achieves a 10% conversion rate. LateRooms now wants to expand its European content to distribute to the UK source market (City and leisure destinations) as well as establishing operations in European source markets. The combination of LateRooms and Online Destination Services will accelerate LateRooms' growth strategy in Europe by leveraging existing hotel relationships and infrastructure across Europe.

First Choice has paid an initial consideration of £108 million for the entire issued share capital of LateRooms with a further maximum of £12 million payable, depending on future outperformance over the next three years. The Business had gross assets of £1.7 million in the year ending 31 December 2005. Net revenue grew 57% from £4.4 million in the year ended 31 December 2004 to £6.9 million in 2005 and is forecast to grow by a further 57% to £10.8 million in 2006. Similarly, operating profit has grown by 95% from £1.9 million in the year ended 31 December 2004 to £3.7 million in 2005 with a forecasted 68% increase to £6.2 million for 2006. We anticipate that this progression will continue.

Founded in 1999, the management team of LateRooms has successfully developed the business from a simple price comparator to today's online transaction site with enriched features including customer reviews on hotels. In 2002, its first year of selling online, 46,000 room nights were sold, it is estimated that in 2006 this will have increased to 1.3 million room nights. First Choice's acquisition strategy is to acquire companies with their management who are then responsible for growing the business with the support of the PLC, LateRooms is no different and the current management team will remain with the business.

Commenting on the acquisition, Peter Long, Chief Executive, First Choice Holidays PLC said:

'Operating in a high growth sector, we see considerable opportunity to increase LateRooms future profitability even further. It has a distinct business model servicing a niche market segment at low cost. The access to an increased range of accommodation already available in the Group will strengthen its position and give international scalability.

'As a genuine provider of late availability accommodation, its recognised and established brand benefits from a generic relationship with its product and has a limited requirement for marketing support. Integral to its success has been its senior management team who have successfully grown the business and are a key component in its future development. I'm sure that as part of First Choice, LateRooms will continue to lead the way in late availability online accommodation.'

Enquiries:

Hudson Sandler
Amy Faulconbridge
Tel: 020 7796 4133

Back

© TUI Travel PLC 2007 | Disclaimer | Accessibility

First Choice
Holidays PLC

Where leisure travels further

First Choice Holidays PLC

Preliminary results – FY2006

7 December 2006

Agenda

- Group & Sector highlights
- Financial review
- Current trading
- Creating value
- Questions and answers

Group highlights

- Record profits in a challenging market
- Continued market outperformance by Mainstream Holidays
- Creating leading positions in niche segments including:
  - North American student travel
  - Adventure
  - On the water:
    - Yachts, Sunsail Clubs, Inland Waterways
- Strategic move into Asia Pacific region
- A company that is creating value

Sector highlights

- Mainstream:
  - flexible business model
  - success of long-haul
- Specialist:
  - UK Specialist Division strong growth and margin improvement
  - significant step into fragmented North American educational student travel
- Activity:
  - wide range of adventure experiences across 17 companies
  - First Choice Expedition Cruising
- Online Destination Services:
  - strong top-line growth
  - strategic alliances

First Choice
Holidays PLC

Where leisure travels further

Financial review – FY2006

Paul Bowtell, Group Finance Director

Financial highlights

• Revenue	**£2,715m**	up	**11%**
• Underlying EBIT[1]	**£135m**	up	**13%**
• Underlying profit before tax[2]	**£117m**	up	**2%**
• Free cash flow	**£49m**	down	**£8m**
• Underlying EPS	**16.1p**	up	**16%**
• Final dividend per share	**5.4p**	up	**16%**

First Choice Holidays PLC

(1) before interest, tax, amortisation of business combination intangibles and separately disclosed items

(2) before tax, amortisation of business combination intangibles and separately disclosed items

Profit & loss

£m	FY06	FY05	
Underlying operating profit	**131.4**	**117.4**	**+12%**
Joint Venture / Associate	4.0	2.8	
Underlying profit before interest and tax	**135.4**	**120.2**	**+13%**
Interest	(18.2)	(5.2)	
Underlying profit before tax	**117.2**	**115.0**	**+2%**
Amortisation of IFRS3 intangibles	(11.3)	(1.9)	
Separately disclosed items[1]	(5.8)	-	
Impairment of goodwill	(1.4)	-	
Taxation on profits of JV and Associate	(1.2)	(0.9)	
Profit before tax	97.5	112.2	-13%
Tax	(25.2)	(31.9)	
Statutory profit for the period	**72.3**	**80.3**	**-10%**

First Choice Holidays PLC

(1) Separately disclosed items include business restructuring and re-organisation costs of £13.8m offset by one-off credits of £8.0m

Revenue and Underlying Operating Profit by sector

	FY06 £m	FY05 £m	Total Growth	Like-for- like Growth
Revenue				
Mainstream Holidays	1,272	1,264	+1%	+1%
Specialist Holidays	928	891	+4%	-4%
Activity Holidays	377	194	+94%	+13%
Online Destination Services	138	93	+48%	+25%
	2,715	**2,442**	**+11%**	**+1%**
Underlying Operating Profit				
Mainstream Holidays	53.7	57.5	-7%	-7%
Specialist Holidays	36.6	31.5	+16%	flat
Activity Holidays	26.7	17.0	+57%	+1%
Online Destination Services	14.4	11.4	+26%	+17%
JV & Associate	4.0	2.8	+43%	+43%
	135.4	**120.2**	**+13%**	**flat**

First Choice Holidays PLC

Profit bridge – Group

	Revenue £m		Profit £m	
FY05 – Base[1]	**2,379**		**113.7**	
Mainstream Holidays	8		(3.8)	
Specialist Holidays	(33)		0.1	
Activity Holidays	20		0.1	
Online Destination Services	23		1.9	
JV & Associate	-		1.2	
FY06 – Like for Like	**2,397**	***+1%***	**113.2**	***flat***
FY05 – Acquisitions[2]	170		8.6	
FY06 – Acquisitions	148		8.4	
FY06[2]	**2,715**	***+11%***	**130.2**	***+13%***
Interest - RCCL			(9.0)	
Interest - Acquisitions			(4.0)	
FY06 – Total[2]			**117.2**	***+2%***

First Choice Holidays PLC

(1) FY05 acquisitions contributed £1.5m in the year ending 31 October 2005 of total profit before tax of £115.0m

(2) The percentage increases are calculated on the total profit before tax of £115.0m and turnover of £2,442m for the year ending 31 October 2005

Profit bridge - Sector

	FY05	L4L	Acquisitions 05	Acquisitions 06	FY06
Mainstream Holidays	57.5	(3.8)	-	-	53.7
Specialist Holidays	31.2	0.1	3.5	1.8	36.6
Activity Holidays	16.0	0.1	5.1	5.5	26.7
ODS	11.4	1.9	-	1.1	14.4
JV & Associate	2.8	1.2	-	-	4.0
	118.9	**(0.5)**	**8.6***	**8.4**	**135.4**
Interest	(5.2)				(18.2)
	113.7				117.2
05 Acquisition profit in 05*	1.3				
	115.0				

First Choice Holidays PLC

Profit bridge – Mainstream

	Revenue £m		Profit £m	
FY05	**1,264**		**57.5**	
Incremental fuel	50		(10.4)	
Distribution benefit	-		5.9	
Volume/mix	(42)		2.2	
Brand and long-haul marketing	-		(1.5)	
FY06	**1,272**	***+1%***	**53.7**	***-7%***

Underlying operating margin by sector

	FY06 (%)	FY05 (%)	Movement (pts)
Underlying operating margin			
Mainstream Holidays	4.2%	4.5%	-0.3
Specialist Holidays	3.9%	3.5%	+0.4
Activity Holidays	7.1%	8.8%	-1.7
Online Destination Services[1]	10.4%	12.2%	-1.8
Group	**5.0%**	**4.9%**	**+0.1**

First Choice Holidays PLC

(1) ODS prior year margin has been restated from 4.9% to reflect a change in accounting policy on revenue recognition

Underlying operating margin – change in mix

	Profit mix by sector			Group margin build-up		
	FY06	**FY05**	**YoY**	**FY06**	**FY05**	**YoY**
Mainstream Holidays	40%	48%	-8ppt	2.0%	2.3%	-30bps
Specialist Holidays	27%	26%	+1ppt	1.4%	1.3%	+10bps
Activity Holidays	20%	14%	+6ppt	1.0%	0.7%	+30bps
Online Destination Services	10%	9%	+1ppt	0.5%	0.5%	-
JV / Associate	3%	3%	-	0.1%	0.1%	-
Group	**100%**	**100%**	-	**5.0%**	**4.9%**	**+10bps**

Cashflow

	FY06 £m	FY05 £m	y-o-y £m
EBITDA(1)	**176**	**162**	**+14**
Working capital movement - underlying	(4)	3	-7
- one-off (see next slide)	(33)	(3)	-30
Prepayments for properties not yet on sale	(20)	(3)	-17
Net operating cash flow	**119**	**159**	**-40**
Capital expenditure (net)	(39)	(55)	+16
Tax	(14)	(33)	+19
Interest/other	(17)	(3)	-14
Preference dividends	-	(11)	+11
Free cash flow	**49**	**57**	**-8**
Ordinary dividends	(35)	(29)	-6
Net acquisitions/disposals	(108)	(33)	-75
Movement in Cash (pre: debt movement)	**(94)**	**(5)**	**-89**

Depreciation within EBITDA is £44.9m (2005: £43.4m)

Disposals were £10m higher than in a normal year due to the sale of two Intrav coastal cruise ships. Gross capex was £59.6m (2005: £65.8m)

Tax cashflow benefited from changes to cost deferrals under IFRS accelerating UK tax deduction for marketing expenditure - one off change

All preference shares were redeemed during FY05, consequently the additional debt raised to repay the dividends has increased the interest charge during FY06.

Acquisition spend in the year amounted to £129.3m, deferred spend relating to prior year acquisitions of £14.3m, acquisition expenses of £4.5m and cash acquired of £40.0m, resulting in total net cash outflow of £108.1m for the year.

First Choice Holidays PLC

(1) Excludes JV and associate share of profits

Cashflow – working capital outflow analysis

	FY06 £m	FY05 £m
Working capital movement explained		
*Cash outflows **unrelated** to normal trading cycle*		
Impact of timing of acquisitions and disposals	(18)	(3)
Special employer pension contributions	(6)	-
Separately disclosed items	(6)	-
Payments to secure two additional B787 options (USD5.3m)	(3)	-
	(33)	**(3)**

Net cash/(debt) movement

	FY06 £m	FY05 £m
Cash net of debt 1 November	**18**	**221**
Net cash outflow	(94)	(5)
Other/Redemption of RCCL	(27)	(198)
Cash net of debt 31 October	**(103)**	**18**
Cash (net of overdrafts)	178	105
Debt	(274)	(68)
Finance leases	(7)	(19)
Net (debt)/cash	**(103)**	**18**

First Choice Holidays PLC

Balance sheet

	FY06 £m	FY05 £m	y-o-y £m
Intangible assets	604	460	+144
Property, plant & equipment	312	284	+28
Net fixed assets	916	744	+172
Investments	37	35	+2
Cash & deposits	178	125	+53
Net current liabilities[1]	(585)	(588)	+3
Net non-current liabilities	(264)	(40)	-224
Net assets	**282**	**276**	**+6**

First Choice Holidays PLC

(1) Excludes cash and deposits

Key Performance Indicators

	FY06	FY05	Change
Underlying operating margin	5.0%	4.9%	+0.1ppts
Underlying EPS (1)	16.1p	13.9p	+16%
ROIC > WACC	1.6x	1.5x	+7%
Dividend cover	2.10x	2.10x	=
Fixed charges cover	2.3x	2.3x	=

First Choice Holidays PLC

(1) Basic EPS before business combination intangible amortisation and separately disclosed items

Five year record

	FY06	FY05	FY04	FY03	FY02	*CAGR*
	IFRS			UK GAAP		*02-06*
Group revenue (£m)	2,715	2,442	2,318	2,249	2,183	*+6%*
EBITDA (£m)	176	162	137	129	108	*+13%*
Underlying profit before tax (£m)	117	115	98	87	73	*+13%*
Underlying EPS (pence)	16.1	13.9	10.8	9.4	7.5	*+21%*
Underlying operating margin (%)	5.0	4.9	4.3	4.0	3.3	*+11%*
Net (debt)/cash (£m)	(103)	18	221	149	129	*N/a*
Dividend per share (pence)	7.65	6.6	5.5	5.0	4.5	*+14%*

First Choice
Holidays PLC

Where leisure travels further

Current trading

Peter Long – Chief Executive

Current trading – Mainstream

y-o-y variation %	Winter 06/07		Summer 07	
	Sales	Customers	Sales	Customers
Mainstream				
Short-haul	-9	-12	-17	-18
Medium-haul	-6	-11	-14	-17
Long-haul	+40	+26	+17	+10
Total	**+15**	**-1**	**-5**	**-13**
Rate of sale - last 10 weeks	+10	+2	+5	-4
Rate of sale - last 6 weeks	+11	+2	+11	+1
Rate of sale - last 2 weeks	+17	+9	+21	+10
AC Nielsen – Total market(1)	-9	-11	-11	-14

First Choice Holidays PLC

(1) AC Nielsen Travel Track total market sales and passengers cumulative to Oct 06

Current trading – Specialist businesses

y-o-y variation %	Winter 06/07		Summer 07	
	Sales	Customers	Sales	Customers
Specialist	+9	+1	n/a	
Activity (like-for-like)	+7	n/a	+12	n/a

	Winter 06/07		Summer 07	
	Sales	Bednights	Sales	Bednights
Online Destination Services	+58	+47	+60	+40

First Choice Holidays PLC

Where leisure travels further

Creating value

Peter Long – Chief Executive

What is First Choice?

An international leisure travel company

A portfolio of specialists

A UK market leading Mainstream business



Creating value - building a specialist portfolio



- Identify niche market segments
- Diversify risk:
  - spread of source markets
  - range of experiences
  - balance of customer segments
- Allows mix of asset light or asset right to suit the experience
- Delivers top-line growth
- Fragmented specialist markets ripe for consolidation
- Synergy benefits and enhanced margins

Building a specialist portfolio - Adventure

- Increased customer desire for adventure experiences
- Acquired Exodus (2002)
- Fragmented market now have a range of experiences from:
  - 17 adventure travel companies
  - across 7 source markets
- Expertise is the key value add
- High growth in revenue and profit
- Strong pipeline of acquisitions
- Ready to leverage infrastructure to enhance margins further



Building a specialist portfolio - First Choice Marine

- Sunsail acquisition - first significant move into higher margin specialist businesses

- Acquired Moorings in 2005 – now world leader in yacht vacations:
  - Integration and synergy benefits on target

- Clearly defined brands to suit every sailing desire:
  - The Moorings
  - Sunsail Yachts
  - Footloose
  - NauticBlue
  - First Choice Yachting
    - crewed yachts
    - luxury power boat fractional ownership

- Direct relationships with customers



Building a specialist portfolio - North American student travel

- Identified high growth student travel segment:
  - 64 million students in the USA
- Acquired StudentCity.com – July 2004:
  - student leisure
- Fragmented growth market
- Direct business model
- 2006 entered adjacent segment - student education
- Building single infrastructure to enhance margins

StudentCity.com
GradCity.com
breakawaytours
JUMPSTREET
impact
SCHOOL VOYAGEURS

Building a specialist portfolio - US premium escorted tours

- Identified niche in US boomer market:
  - 78 million boomers control 70% of US assets
- Acquisition of Grand Expeditions and Intrav:
  - significant footprint into the market
- Life experiences that money can buy
- Expertise a pre-requisite
- Fragmented market with many opportunities
- High margin, high growth



1 - Orlando, Florida — Day 1
2 - Lima, Cusco and Machu Picchu — Days 2, 3 & 4
3 - Easter Island, Chile — Days 5 & 6
4 - Apia, Samoa — Days 7 & 8
5 - Great Barrier Reef — Days 9 & 10
6 - Papua New Guinea — Days 11, 12 & 13
7 - Angkor, Cambodia — Days 14 & 15
8 - Taj Mahal, Agra, India — Day 16
9 - Dubai, United Arab Emirates — Days 17 & 18
10 - Serengeti Plain, Tanzania — Days 19 & 20
11 - Marrakech, Morocco — Days 21 & 22
1 - Orlando, Florida and Home — Day 23

Building a specialist portfolio, Online Destination Services

- Acquire offline businesses and bring online:
  - retain local presence & well established relationships

- Fragmented supply chain – suits ODS business model:
  - focus on independent hotels

- Building an international presence across regions:
  - Mediterranean
  - Caribbean/Latin America
  - European Cities
  - USA
  - Asia Pacific

- Leverage single infrastructure

HOTELOPIA

hotelbeds
accommodation & destination services

bedsonline

Creating value – The specialist portfolio

Key values	Diversify risk	Asset light	Asset right	Top-line growth	Consolidation opportunities	Synergies & margins
Adventure	✔	✔	✔	✔	✔	✔
FC Marine	✔		✔	✔	✔	✔
US Premium Escorted Tours	✔	✔		✔	✔	✔
N American student travel	✔	✔		✔	✔	✔
Online Destination Services	✔	✔		✔	✔	✔

Creating value – Our UK mainstream business

- Highest margins in the mainstream sector
- Flexible business model
- Able to deal with adversity
- Management team:
  - strength & depth
- Brand strength
- Migrating out of commodity
- Success of long-haul
- Differentiated experiences



First Choice Holidays PLC

Creating value - outlook

- 4th year of double-digit earnings and dividend growth
- Organic and acquisition growth from the specialist portfolio as we:
  - increase leadership positions
  - spread risk further
  - identify new niche segments
- An outperforming UK mainstream business with a clear strategy and business model to deliver long-term growth
- Management expertise
- A clear leader



First Choice
Holidays PLC

Where leisure travels further

Questions and answers

First Choice Holidays PLC

Where leisure travels further

Appendices

Contents of Appendices

Acquisitions - FY 2006

Company	Description	Acquisition date	Country	Maximum consideration	Cash paid
		Specialist Holidays Sector			
Jumpstreet	Educational tours operator	April 2006	Canada	£1.7m	£1.5m
Schools Voyageurs	Educational tours operator	April 2006	Canada	£2.3m	£1.7m
Educatours	Educational tours operator	April 2006	Canada	£1.4m	£1.0m
Educational Tours	Educational tours operator	April 2006	USA	£11.1m	£8.5m
		Activity Holidays Sector			
Grand Expeditions	Yacht chartering and premium escorted tours operator	December 2005	USA	£53.3m	£43.1m
Intrav	Escorted tours and cruise operator	January 2006	USA	£35.3m	£26.7m
Trek Holidays	Distributor of adventure travel products	January 2006	Canada	£4.8m	£1.8m
Travel Class	Ski & UK residential activity trips	May 2006	UK	£4.2m	£3.2m
Your Man Tours	Escorted tours operator	June 2006	USA	£28.2m	£25.4m
Sawadee	Adventure travel tour operator	June 2006	Netherlands	£3.5m	£2.5m
Trip n Tours	Dive tour operator	August 2006	USA	£0.7m	£0.5m
		Online Destination Services			
Meridian	Destination management Co.	December 2005	Greece	£3.5m	£3.5m
Pacific World	Destination management Co.	August 2006	Asia	£17.5m	£9.9m
		Total		**£167.5m**	**£129.3m**

Less debt acquired - Grand Expeditions	(£10.2m)
- Intrav	(£8.6m)
Total net consideration	**148.7m**

First Choice Holidays PLC

Weighted Average Cost of Capital – Assumptions

	FY06	FY05
Risk free rate	4.5%	4.25%
Equity risk premium	4.0%	4.0%
Asset beta	1.1	1.0
Cost of debt	5.7%	5.5%
Debt:equity weighting	25:75	25:75
WACC	**8.3%**	7.8%

Acquisition record – ROI on historic acquisitions

All are stated excluding FY06 acquisitions	Investment £m	FY06 EBIT £m	FY06 EBIT ROI	FY05 EBIT ROI
European Specialist (1)	138.8	22.8	16.4%	18.9%
Marine (2)	90.5	9.6	10.6%	10.7%
Adventure (3)	73.4	11.7	15.9%	10.0%
Online Destination Services	81.7	13.2	16.2%	14.0%
Island Cruises	32.0	2.5	7.8%	5.6%

The acquisitions listed above account for £59.8m (44%) of EBIT of £135.4m. Further investments totalling £475m have been made since FY1994 and these acquisitions together with the original tour operating business generate EBIT of £75.0m.

(1) Includes continental European and UK Specialist businesses

(2) Includes Sunsail Clubs, Yachts and IWW but excludes The Moorings

(3) Includes Adventure and Ski but excludes Escorted Tours

Analysis of cash profile

FY06 £m	Cash	Overdrafts	Loans	Finance Leases	Net cash
1 November 2005	**125**	**(20)**	**(68)**	**(19)**	**18**
IFRS adjustment	-	-	2	2	4
Movement	53	20	(208)	10	(125)
31 October 2006	**178**	**-**	**(274)**	**(7)**	**(103)**
Average balance - FY06	**98**	**-**	**(285)**	**(12)**	**(199)**
Average rates	3.0%	0.0%	5.6%	7.0%	
Interest	3	-	(16)	(1)	(14)
Fees					(4)
Net interest payable					**(18)**

First Choice Holidays PLC

Fixed charges cover

	FY06 £m	FY05 £m
EBIT	**135.4**	**120.2**
Depreciation	44.9	43.4
Operating rentals:		
Land and buildings	39.8	43.0
Aircraft and other equipment	71.2	74.2
Adjusted operating profit	**291.3**	**280.8**
Interest expense	18.2	5.2
Operating rentals	111.0	117.2
Fixed charges	**129.2**	**122.4**
Fixed charges cover	**2.3x**	**2.3x**

Invested Capital/ROIC

	FY06 £m	FY05 £m
Net assets	**282**	**276**
Less: Group goodwill (net)	(555)	(440)
Add: Group goodwill (gross)	873	759
Add: Net debt	103	-
Less: Net cash	-	(18)
Net cash average adjustment	100	125
Provisions	2	2
Revaluations	-	(3)
Group invested capital	**805**	**701**

Average invested capital	**753**
EBIT	135.4
NOPAT(1)	97.5
ROIC %	**12.9%**

(1) ETR 28%

Business KPIs – Mainstream Holidays

	Winter 05/06	Summer 06	FY06	FY05
Passengers 000's	643	1,899	2,542	2,757[1]
Passenger growth (total sector)	-10%	-7%	-8%	
Capacity (total sector)	-8%	-5%	-6%	
Revenue growth (total sector)	Flat	+1%	+1%	
Operating margin %	(16.7%)	12.2%	4.2%	4.5%
Loadfactor	95.9%	95.9%	95.9%	96.5%

First Choice Holidays PLC

(1) FY05 passenger numbers have been re-stated to include the Adult Ski-division which was transferred to the Mainstream Sector in FY05/06

Business KPIs – Specialist Holidays

	Winter 05/06	Summer 06	FY06	FY05
Passengers 000's	680	1,323	2,002	2,021[1]
Passenger growth	+1%	-2%	-1%	
Revenue growth (Sector)	+8%	+2%	+4%	
Operating margin (Sector) %	1.5%	5.9%	3.9%	3.5%
Canada operating margin %			3.7%	1.9%

First Choice Holidays PLC

(1) FY05 passenger numbers have been re-stated to exclude Encore which was sold during the financial year 2005/06 and to include Europe Express.

Business KPIs – Activity Holidays

	Winter 05/06	Summer 06	FY06	FY05
Fleet utilisation growth –				
- Sunsail	+2%	-	+1%	
- IWW	+10%	+3%	+5%	
Club occupancy growth	-5%	-6%	-6%	
Revenue growth				
- Activity Marine	+57%	+28%	+36%	
- Adventure	+135%	+52%	+81%	
- Escorted Tours	N/a	N/a	N/a	
Operating margin %	(6.9%)	16.1%	7.1%	8.8%

First Choice Holidays PLC

Business KPIs – Online Destination Services

	Winter 05	Summer 06	FY06	Winter 04	Summer 05	FY05
Bednights 000's						
- Hotelbeds	2,164	5,060	7,224	1,495	3,964	5,459
- Bedsonline	1,126	3,164	4,290	530	2,040	2,569
- Hotelopia	1,160	1,046	2,206	685	823	1,508
- Total	4,450	9,270	13,719	2,710	6,826	9,536
Revenue growth	+36%	+54%	+48%			
Operating margin %			10.4%			12.2%

H1/H2 Sector Split

	H1		H2		FY	
£m	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Mainstream Holidays	(58.7)	(54.7)	112.4	112.2	53.7	57.5
Margin	*(16.7%)*	*(15.5%)*	*12.2%*	*12.3%*	*4.2%*	*4.5%*
Specialist Holidays	6.5	5.0	30.1	26.5	36.6	31.5
Margin	*1.5%*	*1.3%*	*5.9%*	*5.3%*	*3.9%*	*3.5%*
Activity Holidays	(10.2)	(13.7)	36.9	30.7	26.7	17.0
Margin	*(6.9%)*	*(22.4%)*	*16.1%*	*23.2%*	*7.1%*	*8.8%*
Online Destination Ser.	(1.7)	(1.1)	16.1	12.5	14.4	11.4
Margin	*(4.3%)*	*(3.8%)*	***16.3%***	***19.5%***	*10.4%*	*12.2%*
	(64.1)	**(64.5)**	**195.5**	**181.9**	**131.4**	**117.4**
JV & Associate	(2.9)	(1.0)	6.9	3.8	4.0	2.8
Profit before interest & tax	**(67.0)**	**(65.5)**	**202.4**	**185.7**	**135.4**	**120.2**
Margin	*(7.0%)*	*(7.8%)*	*11.5%*	*11.6%*	*5.0%*	*4.9%*
Interest	(9.5)	(1.5)	(8.7)	(3.7)	(18.2)	(5.2)
Profit before tax	**(76.5)**	**(67.0)**	**193.7**	**182.0**	**117.2**	**115.0**
Margin	***(8.0%)***	***(8.0%)***	***11.0%***	***11.3%***	***4.3%***	***4.7%***

Tax charge reconciliation

	FY06 £m	Tax £m	%
Underlying operating profit	**135.4**		
Share of JV and Associates	(4.0)		
Interest	(18.2)		
	113.2	**(31.2)**	**(27.6%)**
Separately disclosed items	(5.8)	1.7	
Business combination intangible amortisation	(11.3)	4.3	
Goodwill impairment	(1.4)	-	
Profit before tax	**94.7**	**(25.2)**	**(26.6%)**
Net profit on JV & Associate	2.8		
As per the income statement	**97.5**	**(25.2)**	

Tax – Analysis

Key statutory tax rates within the Group:	
UK	30.0%
USA	40.0%
Spain	35.0%
Canada	41.0%
France	35.0%
Ireland	12.5%
Australia	30.0%
Italy	38.0%
Netherlands	29.6%
Blended statutory tax rate (1)	**27.6%**

Effective tax rate reconciliation FY06	
UK tax rate	**30.0%**
Impact of higher overseas rates	1.8%
Impact of lower overseas rates	(1.6%)
	30.2%
Losses utilised	(6.9%)
Losses unutilised	3.0%
Permanent differences	0.3%
Actual tax rate	**26.6%**

First Choice Holidays PLC

(1) The calculation of the Group's blended statutory tax rate is a function of territorial profit before tax and the rates of corporate tax shown above.

Separately disclosed items

	FY06 £m
Mainstream	
- outsourcing	3.2
- general restructuring	2.4
Specialist	
- business closure / scale-back	1.9
- general restructuring	2.3
Activity	
- Intrav / Grand Expeditions	1.9
- general restructuring	1.0
ODS	
- general restructuring	1.1
Gross exceptional cost	**13.8**

Segmental reporting structure

Reporting Level 1	Reporting level 2	Supporting description *(where necessary)*
Mainstream Holidays Sector		
Specialist Holidays Sector	European Specialist businesses	Continental Europe and UK specialists
	North America	Canada, First Choice Student Travel and Europe Express
Activity Holidays Sector	Marine	First Choice Marine (Sunsail Yachts & The Moorings)
		Sunsail Clubs
		Inland Waterways
	Adventure	Activity Adventure Division ("AAD")
		Specialist/Schools Ski
		First Choice Expedition Cruising
	Escorted Tours	Grand Expedition companies
		Intrav escorted tours
		Your Man Tours
Online Destination Services	Hotelbeds (online & offline)	
	Bedsonline	
	Hotelopia	
Other	Island Cruises (Joint Venture)	
	Hays Associate	

First Choice Holidays PLC

7 December 2006

2006 DEC 17 A 11:24

FIRST CHOICE HOLIDAYS PLC

Preliminary Results for the year ended 31 October 2006

Highlights

- Diversified portfolio delivering strong performance in difficult marketplace
- Underlying operating profit of £135.4m (2005: £120.2m) up 13%
- EBIT margin up 10 basis points to 5.0% (2005: 4.9%)
- Fourth consecutive year of underlying double-digit earnings growth; underlying earnings per share up 16% to 16.1p (2005: 13.9p)
- Fourth consecutive year of double-digit dividend growth; final dividend up 16% to 5.4p per share (2005: 4.65p)

Financial highlights

	Underlying[1] results			Statutory results		
£m	**FY06**	FY05	**Change**	FY06	FY05	Change
Revenue	**2,715.3**	2,441.6	**+11%**	2,715.3	2,441.6	+11%
Operating profit	**135.4**	120.2	**+13%**	115.7	117.4	-1%
Profit before tax	**117.2**	115.0	**+2%**	97.5	112.2	-13%
Basic EPS	**16.1p**	13.9p	**+16%**	13.7p	13.5p	+2%
Dividend per share	**7.65p**	6.60p	**+16%**	7.65p	6.60p	+16%

- Mainstream outperformed the market:
  - long-haul product revenues and bookings up 44% and 35% respectively
  - sixth Holiday Village opened in Dominican Republic
  - on target to achieve 75% of sales through controlled channels by 2008
- Specialist sectors underlying operating profit increased by £17.8m (up 30%)
- Grand Expeditions and Intrav acquisitions integrated and performing well:
  - creation of Escorted Tours division and First Choice Expedition Cruising
- £148.7m of niche, specialist acquisitions made during the year; strong pipeline going forward:
  - first acquisition in Asia Pacific region

[1] The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to the statutory measures on the underlying performance of the business during the financial year. Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests.

Current Trading

- Winter 2006/07:
  - Mainstream Holidays Sector revenue up 15% against market which is 9% down; long-haul revenues and bookings up 40% and 26% respectively
  - Specialist Holidays Sector revenues up 9%
  - Activity Holidays Sector revenue up 7%
  - Online Destination Services sales and bednights performing strongly

- Summer 2007:
  - Mainstream Holidays Sector revenue down 5% versus market which is 11% down
  - Activity Holidays Sector revenue up 12%

Commenting on the results, Peter Long, Chief Executive said:

"The Group has once again delivered strong operational performance and financial growth in a year that has proved challenging for the leisure travel industry. The year's financial results prove that the cash generative, flexible business model we operate, combined with the range of differentiated leisure travel experiences the Group offers, is both robust and provides a platform for long-term, sustained growth.

In the Mainstream Holidays Sector, the UK market remains challenging for Winter 06/07. Nonetheless, we have continued to outperform the market and experienced an improvement in trading over the last six weeks, due to continued strong demand for our long-haul products. Our confidence in the performance of this area of the business has led us to order two additional Boeing 787 aircraft to service this demand going forward. Although it is still very early in the booking cycle for Summer 2007, we are encouraged by performance to date across the three Sectors currently on sale.

Our confidence in the future is reflected in the double-digit increase in the full year dividend, as we believe the combination of organic and acquisition led growth, which have transformed the business over the last few years, will continue to generate superior returns for shareholders."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director (Analysts)	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts)	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau	Tel: 020 7796 4133

CHAIRMAN'S STATEMENT

In what has been a difficult year for the leisure travel market, the Group has demonstrated that its strategy of diversifying risk by creating leadership positions across a portfolio of international leisure businesses continues to deliver sustainable growth. The portfolio, which offers customers in 17 source markets a wide variety of leisure experiences to over 200 destination countries, means that the Group is never over-reliant on any single destination or source market. Our financial performance is testament to management's ability to anticipate and effectively guide the Group through an unprecedented number of geo-political events and natural disasters.

In the Mainstream Sector, we have outperformed the market and continue to do so due to a greater offering of exclusive differentiated product, a more flexible business model and a superior management team. In the Specialist Sectors, our portfolio of businesses continue to perform strongly as we benefit from the breadth of Specialist and Activity travel experiences available to our customers.

Results

Consequently, I am very pleased to report that the Group achieved record underlying[2] profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% at £135.4m (2005: £120.2m), on revenue growth of 11% to £2,715m (2005: £2,442m). The resulting underlying earnings per share increased by 16% to 16.1p (2005: 13.9p). This represents the fourth consecutive year of underlying double-digit earnings growth and demonstrates the strength of the Group's strategy which combines both organic and acquisition led growth. The Group's statutory profit before tax was £97.5m (2005: £112.2m) and statutory basic earnings per share was 13.7p (2005: 13.5p).

Dividends

The Board is recommending a final dividend of 5.40p per share (2005: 4.65p), an increase of 16% on the comparable period. The interim dividend was 2.25p (2005: 1.95p), giving a total dividend for the year of 7.65p per share (2005: 6.60p). The full year dividend increase of 16% per share represents the fourth consecutive year of double-digit dividend growth and reflects our continuing commitment to a progressive dividend policy and our confidence in the future.

The Market

We have recognised for some time that to remain successful in the mainstream tour operating segment of the market in the UK, we would need to reduce our exposure to the increasingly commoditised short-haul market and be able to offer our customers better quality differentiated product. We have, therefore, invested in exclusive product, such as Holiday Villages and our long-haul aircraft, which has given us competitive advantage and consequently enabled us to outperform the market. When we start to take delivery of our Boeing 787s in 2009, the differentiated experience will be even greater for our customers. The results we are achieving from the long-haul product have given us the confidence to order eight of these aircraft with the option to acquire a further four.

In our specialist sectors, we have identified niche growth segments in which we are investing and developing leading positions. These parts of the Group are truly international and offer exciting growth opportunities. Many of these segments are highly fragmented and building a significant presence through acquisition has allowed us to create substantial businesses in a relatively short period.

[2] Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests.

Acquisitions

Acquisitions continue to be a key part of our strategy. This year we have made 13 acquisitions for a total consideration of £148.7m of which £129.3m has been paid during the year (2005: 12 acquisitions for consideration of £65.5m of which £53m had been paid).

The acquisition pipeline remains strong as we continue to identify opportunities which have excellent growth characteristics across a number of segments including adventure travel, student travel and specialist escorted tours.

Board

Giles Thorley joined the Board on 1 February 2006 and has proven to be a valuable and supportive Board member. As the Group has transformed itself from a purely mainstream holidays business in 1999 to an international leisure travel company today, we have similarly established a Board with a wide-ranging skill set, excellent business reputation and international experience.

Colleagues

We are a people business focused on giving our customers the most enjoyable leisure travel experience we can. The passion and commitment shown by our colleagues across all the businesses has been greatly appreciated and, on behalf of the Board, I would like to thank them all for their hard work and effort.

Sustainable development

First Choice is committed to sustainable development in both source market and in destination. We are a founder member of the Travel Foundation in the UK and encourage all of our businesses to behave responsibly and support communities on an ongoing basis. Our stand-alone (web based) Environment & People Report was updated in the Spring and includes key future commitments. We were admitted to the FTSE4Good index last year and for the first time completed the full Business in the Community Corporate Responsibility Survey. All the FTSE100 and FTSE250 companies are invited to participate in the Survey and we were ranked 101 with an overall score of 72%.

Outlook

First Choice Holidays PLC has once again delivered strong financial performance in a year when our flexible business model and strategy have been tested by challenging conditions in a number of source and destination markets, but have proven successful in delivering growth.

On 27 November 2006 we announced, following press speculation regarding the Mainstream business, that the Board of First Choice Holidays PLC has been reviewing how it might continue to maximise the potential of its market leading tour operating business. The Board is considering a range of alternatives in this market and discussions with a number of parties are at a preliminary stage. There can be no certainty that any transaction will be forthcoming. However, I remain confident, whatever the outcome, that our strategy and flexible business model will ensure that we are well placed to continue to outperform the market and deliver sustainable growth into 2007 and beyond.

BUSINESS AND FINANCIAL REVIEW

Group performance

The Group has once again delivered strong operational performance and financial growth in a year that has tested the leisure travel industry. The year's financial results prove that the flexible business model we operate, combined with the range of differentiated leisure travel experiences the Group offers is both robust and provides a platform for long-term sustained growth.

The Group has achieved underlying profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% to £135.4m (2005: £120.2m). The underlying profit before tax includes net financing expense of £18.2m which is £13.0m higher than in 2005, primarily as a result of refinancing the convertible preference shares in July 2005 (£9.0m) and a higher level of acquisitions (£4.0m). Group revenue for the year increased by 11% to £2,715m (2005: £2,442m). The resulting operating profit margin improved by 10 basis points to 5.0% this year. It should be noted that during the year we changed our accounting policy regarding ODS revenue recognition to bring it in line with accepted market practice, which resulted in a margin improvement. However, the 10 basis points margin improvement is after restating prior year revenue.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Year ended 31 October	**2006**	**2005**
Revenue	£2,715m	£2,442m
Underlying operating profit	£135.4m	£120.2m
Underlying profit before tax	£117.2m	£115.0m
Statutory operating profit	£115.7m	£117.4m
Statutory profit before tax	£97.5m	£112.2m
Underlying basic earnings per share	16.1p	13.9p
Statutory basic earnings per share	13.7p	13.5p

A reconciliation of underlying profit before tax to statutory profit before tax is as follows:

	2006	**2005**
	£m	**£m**
Underlying profit before tax	**117.2**	**115.0**
Separately disclosed items	(5.8)	-
Impairment of goodwill on closure of business	(1.4)	-
Amortisation of business combination intangibles	(11.3)	(1.9)
Taxation on profits of joint venture and associate	(1.2)	(0.9)
Statutory profit before tax	**97.5**	**112.2**

Our acquisition strategy is clearly a key contributor to future growth and we continue to have a strong pipeline of potential acquisition opportunities. We are continuously exploring new geographical source markets and destinations to expand our portfolio of leisure travel businesses and diversify risk. In August 2006, we acquired the Pacific World group of seven companies. This marked our first significant entry into the Asia Pacific and Chinese markets. These markets represent a significant opportunity for high growth in travel and the fragmented nature of the accommodation supply base fits well with our Online Destination Services model. The integration of this business is progressing well.

We also entered the North American specialist escorted tours segment during the year. This is a fragmented market-place which focuses on the growing and affluent "boomer" demographic. We now have seven brands operating in this high margin segment. These include Country Walkers, International Expeditions, Park East, Travcoa and TCS Expeditions, all acquired as part of the acquisition of Grand Expeditions in December 2005. In addition, Intrav was acquired in January 2006 and Your Man Tours acquired in July 2006. All of these businesses have performed well during the year and provide significant growth opportunities.

- Mainstream Holidays Sector underlying operating profit was £53.7m (2005: £57.5m), down 7% year-on-year, primarily due to the delay in high season bookings as a direct result of the World Cup and extremely warm weather in July which led to pricing pressure in the lates market. Revenue grew by 1% to £1,272m (2005: £1,264m);

- Specialist Holidays Sector underlying operating profit was £36.6m (2005: £31.5m), up 16% year-on-year. This was on revenue of £928m (2005: £891m), up 4%. The increase in profit was driven by continued growth in Canada combined with strong performance in our UK Specialist Division and North American student businesses;

- Activity Holidays Sector underlying operating profit was £26.7m (2005: £17.0m), up 57% year-on-year. This was achieved on revenue of £377m (2005: £194m), up 94%. On a like-for-like basis revenue was up 13%. The result was driven by good performance by our Adventure businesses and by a contribution of £5.5m from acquisitions made in the year;

- Online Destination Services underlying operating profit was £14.4m (2005: £11.4m), up 26% year-on-year, with continued strong growth in revenue, which was up 48% to £138m (2005: £93m). This result reflects strong underlying growth in our online channels offset by further incremental investment in Hotelopia;

- The Group's joint venture with Royal Caribbean Cruises Limited increased underlying profits before tax by £1.5m to £5.0m (2005: £3.5m). The Group's share of the pre-tax profits amounted to £2.5m, compared to £1.8m in 2005.

As announced at the trading update in October, we constantly review our participation strategy and how we can remain cost competitive. As a result of a review of underperforming business units and restructuring actions across all our Sectors, but particularly in the UK, the Group has incurred net separately disclosed items of £5.8m.

Mainstream Holidays Sector

The Mainstream Holidays Sector consists of the UK and Ireland tour operating, retail and airline businesses. With a clear strategy, it is focused on the development of differentiated, exclusive product such as the long-haul flight experience and Holiday Villages as it reduces capacity in the commoditised short-haul market. With a strong brand that is increasingly recognised as offering holidays of good value and quality, it is also benefiting from greater control of distribution.

Despite satisfactory revenue performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to bird-flu scares in the early booking period, the World Cup in June and unusually warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental year-on-year fuel costs for the season of £50m were not fully recovered from the customer in the lates market. This, combined with additional costs we incurred in managing an unprecedented level of external events resulted in a 7% reduction in full year underlying operating profit to £53.7m (2005: £57.5m), and a 0.3 percentage point reduction in underlying margin to 4.2%.

Mainstream Holidays	2005/06	2004/05[2]	Change %
Passengers ('000) [1]			
Short-haul	874	1,037	-16%
Medium-haul	1,406	1,525	-8%
Long-haul	262	195	+35%
Total	**2,542**	**2,757**	**-8%**
y-o-y variation			
	Change		
Inclusive tour revenue	+1%		
Flight-only revenue	-10%		
	Flat		
Revenue per passenger	**Total**		
Short-haul	+5%		
Medium-haul	+3%		
Long-haul	+7%		
Total	**+9%**		
Revenue growth	**Total**		
Short-haul	-11%		
Medium-haul	-5%		
Long-haul	+44%		
Subtotal	Flat		
Other revenues	+4%		
Total	**+1%**		
Underlying operating profit (£m)	53.7	57.5	-7%
Underlying operating margin %	4.2%	4.5%	-0.3 ppts
Controlled distribution % (Summer)	63%	56%	+7 ppts

[1] all figures are based on inclusive tour and flight only, whereas the trading updates simply focus on inclusive tour from Great Britain
[2] FY04/05 passengers and revenue are restated to include the Adult Ski division which was transferred to the Mainstream Sector in FY2005/06

The continued emphasis on product differentiation resulted in a 30% year-on-year revenue increase for the Premier programme. The popularity of our Holiday Village concept goes from strength to strength and, as a result, we have recently opened a new resort in the Dominican Republic, the sixth property of this type. Our long-haul product has been significantly expanded (capacity up 32% for Summer 2006) and we are now flying to six new long-haul destinations. During the Summer, we operated four re-configured Boeing 767s (Summer 2005: three) and have recently introduced a further two for Summer 2007.

We have made excellent progress in increasing our control of distribution, which has now reached 63% for the Summer (2005: 56%). We are well on target to achieve 75% of our sales through controlled channels by the end of the 2008 financial year and aim to exceed this target. Online sales have increased to 32% (2005: 25%), while sales from our retail outlets have also grown with call centres remaining level. As we drive towards becoming a predominantly direct-sell business, we need to continue to build and develop our own distribution channels. We have, therefore, announced that we will expand the retail chain and continue to work with some of our long-term third-party retail partners. Accordingly, we recently announced plans to

franchise First Choice shops and to date have signed contracts with two significant franchisees, which will increase our store portfolio by 50. We will also be opening 45 of our own stores before the end of December in key geographical areas in which we are currently not represented. Our mobile concession concept, "the travel pod", which has a footprint of less than 200 sq ft, is currently being trialled with Asda, Sainsbury's, Morrisons and Waterstones. This investment in retail has been primarily funded through reduced commission rates paid to third party travel agents. Overall, the increase in direct sales has resulted in a distribution benefit of £5.9m in the year.

The First Choice brand and its products have traditionally appealed to families. The differentiated experience we have developed, particularly in Holiday Villages and the long-haul flight experience, where we have actively promoted the benefits of flying with First Choice Airways, has increased the brand appeal to both families and couples, as well as those who are normally considered the natural long-haul leisure customers of the scheduled airlines. The investment in the brand and long-haul product has cost an incremental £1.5m this year which has been expensed in 2006, but will benefit future seasons.

Specialist Holidays Sector

The Specialist Holidays Sector consists of the continental European and UK Specialist businesses (which are grouped as European Specialist for reporting purposes), our Canadian tour operating and retail business, First Choice Student Travel in the US and Canada, and Europe Express (First Choice Independent Vacations), our independent travel business operating in the US. These businesses offer both destination-led and lifestyle holidays with differentiated and exclusive product.

The companies in this Sector are not vertically integrated or capital intensive and their business models are extremely flexible and cost efficient. Despite a number of the businesses in this Sector experiencing challenging market conditions, it delivered strong growth in profitability with underlying operating profit of £36.6m (2005: £31.5m), up 16% year-on-year.

The businesses in continental Europe experienced a number of external events, from bird flu scares in Turkey to terrorist incidents in North Africa and Eastern Mediterranean key destinations, that adversely impacted underlying performance. Consequently, profitability in a number of continental European businesses was reduced. Several of our smaller continental European businesses were loss making in the year with total losses amounting to £4.2m. At the trading update in October, we announced that we had decided to scale-back the loss making businesses in Continental Europe. The one-off costs of these actions have been reported within the net separately disclosed items of £5.8m.

Specialist Holidays	2005/06	2004/05	Change %
Passengers ('000)			
Europe	1,514	1,686	-10%
North America [1]	488	335	+46%
Total	**2,002**	**2,021**	**-1%**
y-o-y variation			
Revenue per passenger			
Europe	+4%		
North America	-8%		
Total	**+3%**		
Revenue growth			
Europe	-7%		
North America	+33%		
Subtotal	+2%		
Other revenues	+27%		
Total	**+4%**		
Underlying operating profit (£m)			
European Specialist	22.8	26.1	-13%
North America	13.8	5.4	+156%
Total	**36.6**	**31.5**	**+16%**
Underlying operating margin %	3.9%	3.5%	+0.4ppts

[1] *2004/2005 passengers are restated to exclude Encore which was sold during the year and also to include Europe Express.*

Marmara remains France's number one tour operator in terms of profitability. It opened a new club in Marrakech, Morocco in April 2006 and increased overall volumes to this destination by 26% with an occupancy rate of more than 90% for the entire season. The Aqua Fantasy Hotel in Kusadasi, Turkey which is exclusive to First Choice Netherlands and the Mainstream Holidays Sector in the UK, successfully opened its second phase and a further extension to this property will be completed by Summer 2007. A number of the European businesses are entering a limited number of new destinations such as Morocco to offer alternatives to Egypt and Turkey, as we continually strive to diversify risk.

The restructuring and streamlining of the UK Specialist business model, combined with the growth in direct distribution, has resulted in a very successful year for this division. The product offering for Sovereign, Hayes & Jarvis, Citalia and Meon Villas, has been more clearly defined and this, together with careful capacity management, the introduction of a more flexible selling system and a focus on growing direct distribution channels, has improved profitability substantially. Controlled distribution now stands at 59% (2005: 49%) in UK Specialist and will increase further in the coming year, with the business now achieving underlying margins of around 5% (2005: 4%).

North America

Our North American businesses improved underlying profitability by £8.4m to £13.8m (2005: £5.4m). This was driven by both our Canadian operation, which improved its profit margin in a year that, for this market, was badly affected by the 2005 hurricane season and the North American student travel businesses.

These student travel businesses performed equally strongly, despite also being affected by the 2005 hurricane season. The flexibility in the business meant that we were able to move and significantly increase bookings to the West Coast of Mexico away from Cancun which was badly affected by hurricane Wilma. We made a significant step into the highly fragmented educational student travel market through the acquisitions of Jumpstreet, School Voyageurs and Educatours in Canada and Educational Tours in the US. Opportunities in the student travel market remain attractive and we have a strong pipeline of acquisitions that we are pursuing.

Activity Holidays Sector

The Activity Holidays Sector consists of three divisions:

- The Marine division includes First Choice Marine, which operates the market leading yacht chartering brands of Sunsail and The Moorings, Sunsail Clubs and Inland Waterways (Crown Blue Line and Connoisseur).
- The Adventure division consists of a portfolio of 17 adventure travel businesses, including First Choice Expedition Cruising and our specialist and schools ski offering.
- The Escorted Tours division consists of seven brands that operate specialist escorted tours for the US source market.

The Sector is a high growth area with strong consumer demand for adventure and escorted tours products in particular. Its high margin businesses delivered underlying operating profit of £26.7m (2005: £17.0m) on revenue that increased by 94% to £377m (2005: £194m). Revenue increased 13% on a like-for-like basis with profitability flat, primarily as a result of a disappointing performance in Sunsail Clubs. During the year, we acquired a number of businesses in this Sector that were not expected to achieve full profitability until 2007. Consequently, this led to a dilution in underlying margin during the year of 1.7 percentage points.

Activity Holidays			
y-o-y variation			
Revenue growth	**Total**	**Like-for-like**	**Change %**
Marine	+36%	+13%	
Adventure	+81%	+13%	
Escorted Tours	n/a	n/a	
Total	**+94%**	**+13%**	
Underlying operating profit (£m)	**2005/06**	**2004/05**	
Marine	10.6	9.7	
Adventure	13.3	7.3	
Escorted Tours	2.8	-	
Activity Holidays Sector	**26.7**	**17.0**	**+57%**
Underlying operating margin %	7.1%	8.8%	-1.7ppts

Marine

The Marine division delivered underlying operating profitability of £10.6m (2005: £9.7m) on revenue of £122m (2005: £90m). The result was impacted by difficult trading conditions for our Sunsail Clubs and the cost of restructuring the yacht chartering businesses of The Moorings and Sunsail Yachts.

First Choice Marine, which comprises Sunsail Yachts and The Moorings, has focused on integrating the businesses since the acquisition of The Moorings in December 2005. The business is firmly on track to deliver anticipated cost synergy benefits of £5m in 2007.

Inland Waterways has focused on driving organic growth through direct channels with 44% of sales now direct (2005: 42%). Asset utilisation has continued to improve with occupancy increasing 5% year-on-year. Based on our research, we believe there could be strong demand for this product in a broader number of source markets, which we will actively pursue.

Sunsail Clubs had a challenging year with bookings affected adversely by the bird flu scare in Turkey. Despite this difficult trading environment, our new club, Club Phokia, had a very successful season, proving that our customers appreciate the quality of our product.

Adventure

Our portfolio of Adventure businesses has grown both organically and by acquisition, with the division growing revenue by 81% to £189m (2005: £104m), and underlying operating profit to £13.3m (2005: £7.3m). Profitability grew by 5% on a like-for-like basis to £6.6m as the organic businesses continued to perform strongly in a segment which we expect to deliver strong growth in the future. The North American market continued to be a focus for this division and we have acquired Trek Holidays in Canada and Trip n Tours, a US West coast dive business that complements our Caribbean dive expertise at Caradonna. In the Netherlands, we acquired Sawadee (an adventure travel tour operator) and in the UK, we acquired TravelClass which operates two school brands; Skiclass and JCA. Skiclass complements our existing Skibound business, while JCA is a summer based schools activities business which has grown strongly and offers good growth potential as it expands the number of sites available to schools across the UK. Having achieved critical mass with these businesses, we are now pursuing the most effective ways to leverage the infrastructure we have established.

Following the acquisition of Intrav by the Group in January 2006, a new sub-division, First Choice Expedition Cruising, has been formed to manage and operate the two small ship expedition cruising brands, Peregrine Cruises and Clipper Cruises. This sub-division will be included within the Adventure division. Travel on small expedition ships is a niche adventure segment offering substantial growth opportunities. Combining the operations of these two brands will enable us to offer a complementary portfolio of small ship expedition product from 2008 and make this available through a worldwide distribution network.

Escorted Tours

The Escorted Tours division has been formed out of certain businesses acquired in the Grand Expeditions transaction, Intrav and Your Man Tours.

Intrav was loss making at acquisition and a number of steps have been taken to address this situation including the transfer of Clipper Cruise Lines into First Choice Expedition Cruising. This initiative has enabled Intrav to focus on escorted tours, its core expertise. As anticipated, these measures have resulted in the Intrav and Clipper Cruise Line businesses achieving break-even results.

The escorted tours businesses that had been part of Grand Expeditions and whose customer base is drawn primarily from the growing "boomer" demographic in the US market had a successful year. The cultural and luxury escorted travel categories are growing as customers seeks new destinations. Our businesses are averaging double-digit volume increases year-on-year. The tailor-made journeys market is also growing rapidly as wealthy travellers desire to individualise their travel experiences.

Online Destination Services Sector

Our business approach in this Sector is based on a local presence at key travel destinations. Our extensive infrastructure includes 89 offices in 23 countries servicing over five million customers. We have established strong relationships with our suppliers, enabling us to offer our customers a breadth of content online that is not available through our competitors and customer service on the ground, rather than from a centralised base. The destinations in which we operate usually have a highly fragmented supply base, meaning the relationships we have with our suppliers are a critical success factor. The majority of our inventory comes from privately owned hotels.

We have continued to experience significant growth in all our online routes to market with total online transaction value growing to £306m, representing growth of 49%. Hotelbeds, the brand which services tour operators, has experienced a 32% growth in transaction value. Bedsonline, our B2B operator servicing travel agents who are sourcing accommodation for the independent traveller, has significantly increased its customer base, now meeting the needs of more than 8,000 travel agents (2005: +5,000) and has grown transaction value by 79%. Hotelopia, our B2C accommodation business brand, has achieved an increase in transaction value of 48%.

Our strategy is to acquire established offline incoming agencies who have strong relationships in their destinations and then bring their inventory online. To this end, the Sector has expanded its geographical reach, opening an office in Brazil and acquiring a further business in Greece. In July, we acquired the Pacific World group of companies based in the Asia Pacific region. This was a significant strategic move for us and we are delighted that this well-respected and successful group is now part of our Sector. Pacific World is a network of specialist companies providing meetings, incentives, conference and events (MICE) services as well as servicing cruise lines and foreign independent travel for tour operators. With 19 offices across the region, Pacific World has given us an immediate, established presence in key Asian markets.

Online Destination Services	2005/06	2004/05	Change %
Online			
Bednights (m)			
Hotelbeds	7.2	5.4	+32
Bedsonline	4.3	2.6	+67
Hotelopia	2.2	1.5	+46
Total	**13.7**	**9.5**	**+44**
y-o-y variation			
TTV per bednight			
Hotelbeds	Flat		
Bedsonline	+7%		
Hotelopia	+1%		
Total	**+4%**		
Offline			
Passenger volumes (m)	4.2	4.2	Flat
TTV per pax (€)	55	50	+10%
Underlying operating profit (£m)	14.4	11.4	+26%
Underlying operating margin %	10.4%	12.2%	-1.8ppts

The Sector was affected by the 2005 hurricane season and the events in Turkey during the year. Hurricane Wilma caused extensive damage in Cancun, Mexico, which resulted in the destination being almost entirely closed for the peak season as hotels, resorts and infrastructure were repaired or rebuilt. The reduction in capacity to Turkey, which tour operators implemented, also affected the requirement for our services. We continue to seek new destination markets not only to grow our business, but to diversify and spread our risks.

Hotelopia's growth has been achieved both through growth in its own brand and through the strategic alliances it has formed with a number of substantial companies including BBVA, easyJet, Spanair, Martinair, bmi and bmibaby. We will continue to pursue meaningful strategic alliances both in the UK and overseas.

Island Cruises

Our joint venture with Royal Caribbean Cruises Limited now operates two ships in the Mediterranean in the Summer and off the coast of Brazil in the Winter. The second ship, the Island Star, went into service in December 2005 after an extensive refurbishment.

Total passengers carried increased by 84% to 167,000, with passengers from the UK increasing by 95% to 90,000. This was achieved against an overall growth in passenger numbers in the UK cruise market of 17%.

Profit before tax was up 39% with our share of the profit at £2.5m (2005: £1.8m). Revenue improved by 84% in what was a tough UK market, where the weakness in the price of land-based package holidays in the lates market affected cruise prices, while cost pressures, particularly on fuel, were also a factor.

Demand in both the Brazilian and UK markets is strong and forward bookings are significantly ahead of the previous year. We remain optimistic that this segment of the cruise market will continue to prosper.

Taxation

Profit before tax (excluding joint venture and associate profits) was £94.7m (2005: £110.3m). The tax charge on these profits was £25.2m (2005: £31.9m), representing an effective tax rate of 26.6% (2005: 28.9%). The lower effective rate compared to the UK statutory rate of 30% is due to the use of historic losses used against current year profits, net of current year losses not recognised and higher overseas tax rates.

The Group underlying profit before tax (excluding profit before tax of the joint venture and associate) was £113.2m (2005: £112.2m). The Group tax charge on this profit was £31.2m (2005: £32.4m), representing an effective underlying tax rate of 27.6% (2005: 28.9%). This rate is higher than the statutory 26.6% due to the tax credit on overseas business combination intangible amortisation being at a rate in excess of 30%.

Based on the current structure of the business, existing local taxation rates and legislation, it is expected that the underlying tax rate on ongoing activities (before intangible amortisation) will be at a level of around 28% going forward.

Earnings per share

Underlying basic earnings per ordinary share was 16.1p (2005: 13.9p), an increase of 16%. This performance represents the fourth year of double-digit growth.

Dividends

The Board recommends a final dividend per ordinary share of 5.40p (2005: 4.65p), an increase of 16%, making a total dividend relating to the year of 7.65p (2005: 6.60p), an increase of 16%. The Group will look to maintain underlying dividend cover at just over two times. The dividend will be paid on 10 April 2007 to all shareholders on the register as at 9 March 2007. The Company intends to continue to operate a dividend re-investment plan as an alternative to the full cash dividend.

Acquisitions

Company	Description	Date	Country	Maximum consideration	Cash paid
	Specialist Holiday Sector				
Jumpstreet	Educational tours operator	Apr 06	Canada	£1.7m	£1.5m
Schools Voyageurs	Educational tours operator	Apr 06	Canada	£2.3m	£1.7m
Educatours	Educational tours operator	Apr 06	Canada	£1.4m	£1.0m
Educational Tours	Educational tours operator	Apr 06	USA	£11.1m	£8.5m
	Activity Holiday Sector				
Your Man Tours	Escorted tours operator	Jun 06	USA	£28.2m	£25.4m
Grand Expeditions	Yacht chartering and premium escorted tours operator	Dec 05	USA	£43.1m	£43.1m
Intrav	Escorted tours and cruise operator	Jan 06	USA	£26.7m	£26.7m
Trek Holidays	Distributor of adventure travel products	Jan 06	Canada	£4.8m	£1.8m
Travelclass	Provider of ski and UK residential activity trips	May 06	UK	£4.2m	£3.2m
Sawadee	Adventure travel tour operator	Jun 06	Netherlands	£3.5m	£2.5m
Trip n Tours	Dive tour operator	Aug 06	USA	£0.7m	£0.5m
	Online Destination Services				
Meridian	Destination management company	Dec 05	Greece	£3.5m	£3.5m
Pacific World	Destination management company	Aug 06	Asia Pacific	£17.5m	£9.9m
TOTAL				**£148.7m**	**£129.3m**

For the last four years, First Choice Holidays PLC has been investing in small to medium sized bolt-on acquisitions in specialist niche segments of the leisure travel market. This programme has been accelerated in the year ended 31 October 2006 with 13 businesses being acquired for a maximum total consideration of £148.7m. By way of comparison, in the year ended 31 October 2005, we made 12 acquisitions with a maximum aggregate consideration of £65.5m of which £53.4m was paid in 2005.

Acquisitions in the year are shown in the table above. Of the maximum consideration, £129.3m was paid during the year. A further £19.4m will be paid as deferred and contingent consideration. In addition, £4.5m of acquisition expenses were incurred bringing the total expected consideration to £153.2m.

Acquisitions in the year	2006 Max £m	2006 Paid £m	2005 Max £m	2005 Paid £m
Amounts paid in the year	129.3	129.3	65.5	53.4
Deferred & contingent consideration arising	19.4	-	-	-
	148.7	129.3	65.5	53.4
Acquisition expenses paid in the year	4.5	4.5	1.8	1.8
Total consideration	**153.2**	**133.8**	**67.3**	**55.2**
Cash acquired with acquisitions	-	(40.0)	-	(23.7)
Cash paid relating to prior year acquisitions	-	14.3	-	1.6
Net cash outflow in the year relating to acquisitions	**-**	**108.1**	**-**	**33.1**

The cash flow effect of these acquisitions includes the cash consideration paid in the year of £129.3m, deferred and contingent consideration of £14.3m relating to prior year acquisitions that was paid in the year, acquisition expenses of £4.5m and the cash acquired of £40.0m, resulting in a total net cash outflow for the year of £108.1m (2005: £33.1m).

The net assets of all the subsidiaries acquired during the year have been consolidated in the Group's balance sheet at 31 October 2006. The Group's consolidated profit and loss account reflects revenue of £148.2m and underlying operating profit of £8.4m from the results of the acquired companies since acquisition.

Cash and liquidity

Throughout the year there has continued to be a strong focus on cash management with an emphasis on working capital management. However, there has been a working capital outflow in the year of £56.6m (2005: £3.7m). This was driven by a significant increase in accommodation prepayments to finance a number of new exclusive and differentiated properties, primarily within the European Specialist businesses, for which we are not currently taking bookings. As a result of acquiring and disposing of businesses part way through the trading cycle, post acquisition working capital outflows of £18.0m have been incurred. In addition, special employer contributions of £6.0m were paid to reduce the pension deficit in the airline defined benefit schemes, while the Group also paid advance deposits on Boeing 787 options amounting to £2.8m.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at the year-end was £103.3m (2005: net cash £18.1m). This consisted of £177.5m of cash and £280.8m of debt. The £121.4m movement in net debt has primarily arisen due to the accelerated acquisition strategy. Fixed charges cover, which we believe to be the most useful measure of liquidity, was 2.3 times at the year-end (2005: 2.3 times).

During the year the Group issued a $100m Eurobond to Royal Caribbean Cruises Limited. The Eurobond has a coupon of 6% and matures in March 2009. In addition, the Group negotiated bi-lateral bank facilities with Deutsche Bank (£30m due July 2010) and Societe Generale (€18.3m due November 2009).

Shareholders' funds

Shareholders' funds have increased in the year to £281.1m (2005: £276.0m). There was a retained profit for the year of £72.3m (2005: £80.3m) which has been offset by dividends paid and hedge reserve movements.

The Group issued no ordinary shares (2005: nil) in respect of acquisitions.

Regulations, bonding and banking

The Civil Aviation Authority (CAA), the Federation of Tour Operators (FTO) and the Association of British Travel Agents (ABTA) regulate the businesses based in the UK. Each of these bodies protects the rights of consumers by requiring the Group to lodge security bonds with them.

In the UK, the CAA has been active in lobbying Government to make legislative changes to the bonding regime to ensure that tour operators are not competitively disadvantaged as a result of the current legislation. First Choice Holidays PLC fully supports the CAA's proposal to replace the bonding regime with a small levy per passenger and looks forward to working with the CAA to pursue this change during 2007.

Where international businesses are regulated, the protection of consumers is achieved either by means of cash collateral or bond cover similar to the UK requirements.

Treasury policies

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises because of the mismatch between the Group's UK businesses sterling revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

During the year the governance of financial risk, was managed by the Financial Risk Management Committee (FRMC). The Committee, which was created in 2005, reports to the Audit Committee and is made up of the relevant senior business employees and technical experts from within the Group. Incorporated within its terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument, used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

Change in accounting policies

European and UK legislation requires the Group to adopt International Financial Reporting Standards as adopted for use in the EU (Adopted IFRS) for the financial year ended 31 October 2006. Accordingly, the interim financial statements at 30 April 2006 and the full statements for the year ended 31 October 2006 have been prepared using the measurement and recognition principles of Adopted IFRS as opposed to UK Generally Accepted Accounting Practice (UK GAAP). We have provided significant information on the transition to Adopted IFRS and the impact on the Group's opening balance sheet in IFRS updates in October 2005 and March 2006. These announcements, and the accounting policies used in its preparation, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

As stated in the press releases, while Adopted IFRS results in certain changes to our financial reporting it has no impact on the underlying value drivers of our business. Our strategy, accordingly, is totally unaffected by these changes. The transition to Adopted IFRS will not change how the Group is managed and significantly will have no impact on cash generation which remains a key performance measure. It will also not affect the way that the Group assesses potential investments nor the ability of the Group to pay dividends from cash reserves.

Further details on the Group's accounting policies can be found in Appendix 1 to this announcement.

Current trading

Winter 2006/07

In the Mainstream Holidays Sector, the UK market continues to remain challenging, as reported at the pre-close trading update on 25 October 2006. The October AC Nielsen Travel Track report identifies total market volumes for the Winter season cumulatively down by 11% and total sales cumulatively down by 9%. Despite the trading environment, Mainstream Holidays Sector volumes are down 1% with sales up 15% due to the continued successful re-mix to long-haul. This reflects an improvement on Winter trading since the October trading update due to continued strong demand for our long-haul products with volumes up 26% and sales up 40% on capacity that is up around 25%. The AC Nielsen report clearly highlights continuing out-performance by Mainstream versus the competition, but we still expect the rate of sale to slow down as we move into the period in which the largest number of short-haul and medium-haul holidays are sold.

We anticipated that weaker market demand would continue into early Winter trading particularly in short and medium-haul, and we have, therefore, reduced capacity in these segments by around 10% for Winter 2006/07, with overall capacity flat year-on-year. As disclosed in the October trading update, we expect the Sector to experience margin pressure in the first half of the year due to incremental fuel costs not being fully recovered in the Winter lates market and further investment in our long-haul programme with two additional 767s joining the fleet for operation in Summer 2007.

In the Specialist Holidays Sector, despite market conditions remaining challenging to a number of destinations, trading performance has improved since the October trading update with an improvement in bookings in the European markets as we enter the core booking period. Our North American businesses continue to trade well with revenue per passenger ahead of last year and margins ahead in Student Travel.

Our Activity Holidays Sector is performing strongly with sales 7% ahead. Like-for-like sales across our Adventure businesses are up 5%, while the Marine businesses continue to generate strong revenue growth of 7%.

Online Destination Services are trading well with strong volumes and prices across all routes to market.

Summer 2007

It remains very early in the booking cycle for Summer 2007 across all businesses within the Group, but we are encouraged by performance to date. In the Mainstream Holidays Sector, the market is still suffering from the events of the previous Summer, particularly the thwarted terrorist attacks in August. As a result, the October AC Nielsen Travel Track report identifies total market volumes for the Summer season cumulatively down by 14% and sales down by 11%. We continue to outperform the market as we are currently 13% down on customer volumes, which has improved from 18% down six weeks ago, and 5% down on sales. Demand for our long-haul product and exclusive differentiated properties continues to drive increases in both sales and volumes, up 17% and 10% respectively. We have reduced capacity for short-haul and medium-haul programmes in line with anticipated demand, with overall capacity remaining flat year-on-year.

Our Activity Holidays Sector and Online Destination Services Sector continues to see strong volumes and prices for the Summer season. The Specialist Holidays Sector programme has yet to go on sale.

Current Trading y-o-y variation %	Winter 2006/07 Sales	Winter 2006/07 Customers	Summer 2007 Sales	Summer 2007 Customers
Mainstream Holidays[1]				
Short-haul	-9	-12	-17	-18
Medium-haul	-6	-11	-14	-17
Long-haul	+40	+26	+17	+10
Total	**+15**	**-1**	**-5**	**-13**
Specialist Holidays				
Europe	-	+2		
North America[2]	+18	+2		
Total	**+9**	**+1**		
Activity Holidays				
Marine[2]	+7	n/a	+5	n/a
Adventure[2]	+5	n/a	+17	n/a
Total	**+7**	**n/a**	**+12**	**n/a**

Online Destination Services y-o-y variation %	Winter 2006/07 Sales	Winter 2006/07 Bednights	Summer 2007 Sales	Summer 2007 Bednights
Online[2]				
Hotelbeds	+67	+52	+56	+37
Bedsonline	+93	+79	+219	+134
Hotelopia	+12	+9	+17	+23
Total	**+58**	**+47**	**+60**	**+40**

Notes:
These statistics are up to 3 December trading.
1 *These statistics reflect inclusive tour only*
2 *These statistics exclude FY2006 acquisitions*

Outlook

As we enter the key booking periods for both Winter and Summer 2007 holidays, it is clear that our portfolio of businesses continue to outperform the market.

Our business model is constantly evolving to ensure that we maintain flexibility, and continue to offer our customers the range of differentiated and exclusive leisure travel experiences they desire.

We are confident that our combination of organic and acquisition led growth will continue to generate superior returns and enhance shareholder value, as the platform we have established delivers sustainable long-term growth.

Consolidated income statement
for the year ended 31 October 2006

	Notes	Year 31 October 2006 £m	Year 31 October 2005 £m
Revenue	2	**2,715.3**	2,441.6
Cost of sales		**(2,313.4)**	(2,083.4)
Gross profit		**401.9**	358.2
Administrative expenses		**(289.0)**	(242.7)
Share of profit of joint venture and associate		**2.8**	1.9
Operating profit	2	**115.7**	117.4
Analysed as:			
Underlying operating profit		**135.4**	120.2
Separately disclosed items	3	**(5.8)**	–
Amortisation of business combination intangibles		**(11.3)**	(1.9)
Impairment of goodwill		**(1.4)**	–
Taxation on profits of joint venture and associate		**(1.2)**	(0.9)
		115.7	117.4
Financial income		**8.9**	7.7
Financial expenses		**(27.1)**	(12.9)
Net financing expenses		**(18.2)**	(5.2)
Profit before tax		**97.5**	112.2
Taxation	4	**(25.2)**	(31.9)
Profit for the year		**72.3**	80.3
Attributable to:			
Ordinary shareholders		**72.0**	70.1
Preference shareholders		**-**	10.0
Minority interest		**0.3**	0.2
Profit for the year		**72.3**	80.3
Basic earnings per ordinary share	6	**13.7p**	13.5p

Non GAAP measures
Reconciliation of underlying operating profit to underlying earnings

	Notes	Year 31 October 2006 £m	Year 31 October 2005 £m
Underlying operating profit		**135.4**	120.2
Net financing expenses		**(18.2)**	(5.2)
Underlying profit before tax		**117.2**	115.0
Taxation (Group and share of joint ventures and associates)		**(26.4)**	(32.8)
Tax credit on intangibles acquired in business combinations		**(4.3)**	–
Tax credit on separately disclosed items		**(1.7)**	–
Minority interest		**(0.3)**	(0.2)
Preference dividends		**-**	(10.0)
Underlying earnings		**84.5**	72.0
Basic underlying earnings per ordinary share	6	**16.1p**	13.9p

Consolidated balance sheet
At 31 October 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets		**604.2**	460.0
Property, plant and equipment		**312.4**	284.0
Investments in joint venture and associates		**36.8**	34.5
Other investments		**0.6**	0.8
Trade and other receivables		**80.0**	60.6
Deferred tax assets		**56.8**	49.8
		1,090.8	889.7
Current assets			
Trade and other receivables		**391.7**	315.6
Derivative financial instruments		**1.6**	–
Cash and cash equivalents		**177.5**	125.3
Assets classified as held for sale		**1.2**	9.0
		572.0	449.9
Total assets		**1,662.8**	1,339.6
Current liabilities			
Interest-bearing loans and borrowings		**(8.6)**	(73.3)
Derivative financial instruments		**(62.5)**	–
Trade and other payables		**(865.9)**	(789.8)
Provisions		**(17.6)**	(21.3)
Income tax payable		**(24.7)**	(28.4)
		(979.3)	(912.8)
Non-current liabilities			
Interest-bearing loans and borrowings		**(272.2)**	(33.9)
Employee benefits		**(24.7)**	(34.2)
Other long term liabilities		**(40.1)**	(25.3)
Provisions		**(30.2)**	(33.4)
Deferred tax liabilities		**(34.3)**	(23.8)
		(401.5)	(150.6)
Total liabilities		**(1,380.8)**	(1,063.4)
Net assets		**282.0**	276.2
Equity			
Share capital		**15.9**	15.9
Share premium	7	**242.0**	241.5
Other reserves	7	**296.4**	337.8
Retained earnings	7	**(273.2)**	(319.3)
Total equity attributable to equity holders of the parent		**281.1**	275.9
Minority interest		**0.9**	0.3
Total equity		**282.0**	276.2

The financial statements were approved by the Board of Directors on 6 December 2006 and were signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated statement of cash flows
For the year ended 31 October 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Profit for the year		**72.3**	80.3
Adjustment for:			
Depreciation and amortisation		**56.2**	43.2
Equity-settled share-based payment expenses		**6.1**	3.3
Gain on sale of property, plant and equipment		**(0.9)**	(0.4)
Income from joint venture and associate		**(2.8)**	(1.9)
Impairment of goodwill		**1.4**	–
Loss on foreign exchange		**0.2**	–
Financial income		**(8.9)**	(7.7)
Financial expense		**27.1**	12.9
Income tax expense		**25.2**	31.9
Operating profit before changes in working capital and provisions		**175.9**	161.6
Increase in trade and other receivables		**(60.9)**	(41.0)
Increase in trade and other payables		**12.3**	27.9
(Decrease)/increase in provisions and employee benefits		**(8.0)**	9.4
Cash flows from operations		**119.3**	157.9
Interest paid		**(22.6)**	(7.0)
Interest received		**5.1**	3.4
Income taxes paid		**(14.4)**	(32.5)
Cash flows from operating activities		**87.4**	121.8
Investing activities			
Proceeds from sale of property, plant and equipment		**20.3**	11.1
Proceeds from sale of investments		**0.1**	0.1
Dividends received		**0.5**	0.3
Acquisition of subsidiaries, net of cash acquired		**(108.1)**	(33.1)
Acquisition of property, plant and equipment		**(59.6)**	(65.8)
Cash flows from investing activities		**(146.8)**	(87.4)
Financing activities			
Proceeds from the issue of share capital		**0.2**	1.4
Proceeds from new loans		**213.2**	30.9
Repayment of borrowings		**(26.8)**	(7.9)
Payment of finance lease liabilities		**(17.7)**	(7.2)
Ordinary and minority interest dividends paid		**(34.7)**	(28.7)
Preference dividends paid		**-**	(11.0)
Redemption of preference shares		**-**	(199.5)
Cash flows from financing activities		**134.2**	(222.0)
Net increase/(decrease) in cash and cash equivalents		**74.8**	(187.6)
Cash and cash equivalents at start of year		**105.4**	292.2
Effect of foreign exchange on cash held		**(2.7)**	0.8
Cash and cash equivalents at end of year		**177.5**	105.4
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet		**177.5**	125.3
Overdraft bank accounts shown in interest bearing liabilities		**-**	(19.9)
Cash and cash equivalents for the cash flow statement		**177.5**	105.4

Consolidated statement of recognised income and expense
for the year-ended 31 October 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Foreign exchange translation		**(3.7)**	(2.1)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes		**4.0**	(8.0)
Tax on items taken directly to equity		**21.6**	5.2
Cash flow hedges:			
- movement in fair value		**(55.1)**	-
- amounts recycled to the income statement		**(5.1)**	-
Net expense recognised directly in equity		**(38.3)**	(4.9)
Profit for the year		**72.3**	80.3
Total recognised income for the year		**34.0**	75.4
Attributable to:			
Ordinary shareholders		**33.7**	65.2
Preference shareholders		**-**	10.0
Minority interest		**0.3**	0.2
		34.0	75.4

First time adoption of IAS 32 and 39	
Hedging reserve	**4.4**
Retained earnings	**(4.7)**
	(0.3)

1. Accounting policies

The figures in this document have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs). As this is the first year of full implementation of IFRS, a full set of accounting policies is presented in Appendix 1 of this document.

The document is presented in the Group's functional currency of Sterling, rounded to the nearest hundred thousand.

2. Segmental Information

Sector analysis

Year ended 31 October 2006

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,290.8	928.1	377.7	158.1	(39.4)	–	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	–	–
External revenue							
- continuing operations	1,272.1	910.6	266.9	117.5	–	–	2,567.1
- acquisitions	–	17.4	110.0	20.8	–	–	148.2
Total external revenue	**1,272.1**	**928.0**	**376.9**	**138.3**	**–**	**–**	**2,715.3**
Operating profit	**51.2**	**29.7**	**18.1**	**13.9**	**–**	**2.8**	**115.7**
Add back:							
Amortisation of business combination intangibles	–	2.2	8.6	0.5	–	–	11.3
Separately disclosed items	2.5	3.3	–	–	–	–	5.8
Impairment of goodwill	–	1.4	–	–	–	–	1.4
Taxation on joint venture and associate	–	–	–	–	–	1.2	1.2
Underlying operating profit	53.7	36.6	26.7	14.4	–	4.0	135.4
Analysed as:							
- continuing operations	53.7	34.8	21.2	13.3	–	4.0	127.0
- acquisitions	–	1.8	5.5	1.1	–	–	8.4
	53.7	36.6	26.7	14.4	–	4.0	135.4
Net financing expenses							(18.2)
Underlying profit before tax							**117.2**

Year ended 31 October 2005

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,292.2	890.6	193.6	112.1	(46.9)	–	2,441.6
Less: Inter segment revenue	(27.9)	–	–	(19.0)	46.9	–	–
Total external revenue	**1,264.3**	**890.6**	**193.6**	**93.1**	**–**	**–**	**2,441.6**
Operating profit	**57.5**	**30.7**	**15.9**	**11.4**	**–**	**1.9**	**117.4**
Add back:							
Amortisation of business combination intangibles	–	0.8	1.1	–	–	–	1.9
Impairment of goodwill	–	–	–	–	–	–	–
Taxation on joint venture and associates	–	–	–	–	–	0.9	0.9
Underlying operating profit	**57.5**	**31.5**	**17.0**	**11.4**	**–**	**2.8**	**120.2**
Analysed as:							
- continuing operations	57.5	31.5	17.0	11.4	–	–	117.4
- acquisitions	–	–	–	–	–	2.8	2.8
	57.5	31.5	17.0	11.4	–	2.8	120.2
Net financing expenses							(5.2)
Underlying profit before tax							**115.0**

3. Separately disclosed items

	2006 £m	2005 £m
Re-organisation of back office functions	**3.2**	-
Business restructuring costs	**10.6**	-
Other items	**(8.0)**	-
	5.8	-

Re-organisation of back office functions

Following a strategic review of the Group's UK Mainstream operations, a decision has been made to outsource certain back office functions. This outsourcing is planned to commence in the first half of financial year 2007. The separately disclosed items incurred for this in 2006 of £3.2m relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation.

Business restructuring costs

In line with the Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was carried out. This review has resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Non-recurring costs of £10.6m have been incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

Other items

There have been a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management has undertaken a review of other accruals. Whilst none of these items are individually significant, it is considered appropriate to separately disclose the aggregate of £8.0m.

4. Taxation

The tax charge can be summarised as follows:

	2006 £m	2005 £m
(i) Analysis of charge in year		
Current tax expense:		
UK corporation tax on profits of the year	**–**	23.7
Non-UK tax on profits of the year	**8.2**	9.7
Adjustments in respect of previous years	**(2.5)**	1.0
	5.7	34.4
Deferred tax expense:		
Origination and reversal of timing differences:		
- Current year UK	**17.9**	(2.6)
- Current year non-UK	**(0.9)**	1.9
- Adjustments in respect of previous periods	**2.5**	(1.8)
	19.5	(2.5)
Total income tax expense in income statement	**25.2**	31.9

4. Taxation (continued)

(ii) Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK of 30% (2005: 30%). The differences are explained below:

	2006 %	2006 £m	2005 %	2005 £m
Profit before tax reported in the income statement		**97.5**		112.2
Less share of profit in joint venture and associate		**(2.8)**		(1.9)
		94.7		110.3
Income tax on profit before tax excluding share of joint venture and associate at the standard rate of UK tax of 30% (2005: 30%)	**30.0**	**28.4**	30.0	33.1
– Expenses not deductible for tax purposes	**0.3**	**0.3**	2.2	2.5
– Utilisation of tax losses	**(6.9)**	**(6.5)**	(2.5)	(2.7)
– Non-utilisation of tax losses	**3.0**	**2.8**	2.0	2.2
– Higher tax rates on overseas earnings	**1.8**	**1.7**	1.3	1.4
– Lower tax rates on overseas earnings	**(1.6)**	**(1.5)**	(3.4)	(3.8)
– Adjustments to tax charge in respect of previous periods	**–**	**–**	(0.7)	(0.8)
Total income tax expense in income statement	**26.6**	**25.2**	28.9	31.9

The effective rate of taxation is 26.6% (2005: 28.9%). The underlying rate of taxation is 27.6%. It is expected that an effective tax rate of 28% will be sustainable in the medium term.

5. Dividends

Ordinary shares

The following dividends have been deducted from equity in the year:

	2006 £m	2005 £m
Interim dividend paid for 2005 of 1.95p per share (2004: 1.75p)	**10.1**	9.1
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	**24.4**	19.5
	34.5	28.6

The interim dividend in respect of the six-month period to 30 April 2006 of 2.25p per share was paid on 1 November 2006 and this dividend of £11.8m will be recognised as a deduction from equity in the year ending 31 October 2007.

Subsequent to the balance sheet date, the Directors have approved a final proposed dividend of 5.4p per share (2005: 4.65p) payable on 10 April 2007 to the holders of relevant shares on the register at 9 March 2007. The final proposed dividend amounts to £28.3m (2005: £24.4m) and will be recognised in the financial statements for the year ended 31 October 2007. The final ordinary dividend of 5.4p per share, together with the interim dividend of 2.25p per share, makes a total dividend of 7.65p per share relating to the year ended 31 October 2006 (2005: 6.6p).

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 final dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 241 3018. The last day for election for the final proposed dividend is 16 March 2007 and any requests should be made in good time ahead of that date.

6. Earnings per share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive. The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

6. **Earnings per share** (continued)

(i) Basic earnings per share	Earnings 2006 £m	Weighted average no. of shares 2006 millions	Earnings per share 2006 Pence	Earnings 2005 £m	Weighted average no. of shares 2005 millions	Earnings per share 2005 Pence
Basic earnings per share	**72.0**	**524.7**	**13.7**	70.1	519.5	13.5
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	**8.4**	–	**1.6**	1.9	–	0.4
Basic earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	**80.4**	**524.7**	**15.3**	72.0	519.5	13.9
Separately disclosed items (net of tax)	**4.1**	–	**0.8**	–	–	–
Basic underlying earnings per share	**84.5**	**524.7**	**16.1**	72.0	519.5	13.9
(ii) Diluted earnings per share						
Basic earnings per share	**72.0**	**524.7**	**13.7**	70.1	519.5	13.5
Effect of dilutive securities						
- Options	–	**19.8**	**(0.5)**	–	9.6	(0.3)
Diluted earnings per share	**72.0**	**544.5**	**13.2**	70.1	529.1	13.2
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	**8.4**	–	**1.6**	1.9	–	0.4
Diluted earnings per share before amortisation of business combination intangibles (net of tax)	**80.4**	**544.5**	**14.8**	72.0	529.1	13.6
Separately disclosed items (net of tax)	**4.1**	–	**0.8**	–	–	–
Diluted underlying earnings per share	**84.5**	**544.5**	**15.6**	72.0	529.1	13.6

7. Capital and reserves

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 1 November 2004	**215.3**	**239.8**	**162.9**	**(184.4)**	**433.6**	**0.2**	**433.8**
Share based payments	–	–	–	3.3	3.3	–	3.3
Shares issued	0.1	1.7	–	–	1.8	–	1.8
Amortised issue costs	–	–	–	0.1	0.1	–	0.1
Redemption of preference share capital	(199.5)	–	199.5	(199.5)	(199.5)	–	(199.5)
Realisation of merger reserve	–	–	(22.5)	22.5	–	–	–
Total recognised (expense)/ income for the year	–	–	(2.1)	77.3	75.2	0.2	75.4
Ordinary dividends	–	–	–	(28.6)	(28.6)	–	(28.6)
Preference dividends	–	–	–	(10.0)	(10.0)	–	(10.0)
Minority interest dividend	–	–	–	–	–	(0.1)	(0.1)
At 31 October 2005	**15.9**	**241.5**	**337.8**	**(319.3)**	**275.9**	**0.3**	**276.2**
Transition adjustments on adoption of IAS 32 and 39	–	–	4.4	(4.7)	(0.3)	–	(0.3)
Re-stated at 1 November 2005	**15.9**	**241.5**	**342.2**	**(324.0)**	**275.6**	**0.3**	**275.9**
Share based payment	–	–	–	6.1	6.1	–	6.1
Shares issued	–	0.5	–	(0.3)	0.2	–	0.2
Total recognised (expense)/ income for the year	–	–	(45.8)	79.5	33.7	0.3	34.0
Ordinary dividends	–	–	–	(34.5)	(34.5)	–	(34.5)
Minority interest dividend	–	–	–	–	–	(0.2)	(0.2)
Minority interest acquired	–	–	–	–	–	0.5	0.5
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserve £m	Total £m
At 1 November 2004	**1.9**	**161.0**	–	–	**162.9**
Redemption of preference share capital	199.5	–	–	–	199.5
Realisation of merger reserve	–	(22.5)	–	–	(22.5)
Total recognised expense for the year	–	–	(2.1)	–	(2.1)
At 31 October 2005	**201.4**	**138.5**	**(2.1)**	–	**337.8**
Transition adjustments on adoption of IAS 32 and 39	–	–	–	4.4	4.4
Re-stated at 1 November 2005	**201.4**	**138.5**	**(2.1)**	**4.4**	**342.2**
Total recognised expense for the year	–	–	(3.7)	(42.1)	(45.8)
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**

8. Announcement of statutory accounts

The financial information set out in this preliminary announcement does not constitute the Group's statutory accounts for the year ended 31 October 2006 or 2005. Statutory accounts for 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies, and those for 2006, prepared under Adopted IFRS, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

9. Issue of Annual report and accounts

This statement will not be advertised in the press, but the Annual Reports will be posted to the shareholders in January 2007 and will also be available from the Director of Planning and Financial Control at the registered office of the Company at First Choice House, London Road, Crawley, West Sussex, RH10 9GX. Telephone 01293 588038. Fax 01293 588080.

10. Annual General Meeting

The Company's Annual General Meeting will be held at 10.30 a.m. on 9 March 2007 at the offices of Deutche Bank, 1 Great Winchester Street, London, EC2N 2DB

Accounting policies

First Choice Holidays PLC is a company incorporated in England and Wales. The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as "the Group") and equity account the Group's interest in joint ventures and associates.

(A) Basis of preparation
The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs). The financial statements are presented in the Group's functional currency of Sterling, rounded to the nearest hundred thousand.

The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for statutory IFRS GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before interest, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying profit after tax is profit before separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill (all net of tax).
- Underlying earnings are underlying profit after tax less minority interests and preference dividends.
- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term 'underlying' as defined by other companies within both the same sector or elsewhere.

The presentation of revenue and cost of sales has been revised to more accurately reflect the nature of the activities undertaken in the Online Destination Services Sector, where the Sector acts as an intermediary between service provider and end customer (see Appendix 1 (G)). This change has reduced the previously reported comparative ODS revenue and cost of sales figures by £137.0m each. Revenue in note 2 is presented on this revised basis.

(B) Transition to Adopted IFRSs
The Group is preparing its financial information in accordance with Adopted IFRSs for the first time and consequently has applied IFRS 1: "First-time adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with Adopted IFRSs resulted in changes to the accounting policies as compared with the 2005 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. They have also been applied in preparing an opening Adopted IFRSs balance sheet at 1 November 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous UK GAAP to Adopted IFRSs is explained in note 33.

The consolidated financial statements are prepared on the historical cost basis other than, from 1 November 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are stated at their fair value. Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IFRS1 and has therefore adopted IAS 32: Financial Instruments "Disclosures and Presentation" and IAS 39: Financial Instruments "Recognition and Measurement" and IFRS 7 "Financial Instruments" only with effect from 1 November 2005. In the comparative financial year, the previous UK GAAP accounting policy has been applied. The Group has early adopted IFRS 7 in the year ending 31 October 2006 which replaces the disclosure requirements of IAS 32.

Accounting policies (continued)

In addition, IFRS 1 grants certain exemptions from the full requirements of other Adopted IFRSs on transition. The following exemptions permitted under IFRS 1 have been taken in these Group financial statements:

(i) Business combinations
Business combinations that took place prior to 1 November 2004 have not been restated.

(ii) Foreign exchange
Cumulative translation differences for all foreign operations have been set at zero at 1 November 2004.

(iii) Share based payments
IFRS 2: "Share based payments" has only been applied in respect of share options issued after 7 November 2002.

(C) Basis of consolidation

The consolidated financial statements of the Group comprise the Company and its subsidiaries (together referred to as "the Group") and the Group's interest in joint ventures and associates.

(i) Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

(ii) Joint ventures and associates
Jointly controlled entities are those entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The consolidated financial statements includes the Group's share of the total recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases. When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(D) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Sterling at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Sterling at the foreign exchange rates ruling at the balance sheet date.

The revenues and expenses of overseas operations are translated at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in equity in a foreign exchange reserve.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign exchange reserve. They are released into the income statement upon disposal.

Accounting policies (continued)

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments from 1 November 2005.

As set out in (B), the Group has adopted IAS 32 and IAS 39 only with effect from 1 November 2005:

(i) Accounting policy up to 1 November 2005
Instruments accounted for as hedges were designated as a hedge at the inception of the instruments. Gains and losses arising on foreign currency and fuel hedges were recognised on maturity of the underlying transaction. Interest differentials on derivative instruments and amounts receivable and payable on interest rate instruments were recognised as adjustments to interest over the period of the contracts. Gains and losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure were taken to the profit and loss account immediately.

(ii) Accounting policy from 1 November 2005
Derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and fuel price contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(F) Hedge accounting

The following accounting policy has been applied with effect from 1 November 2005. Prior to this date, the accounting policy for the period up to 1 November 2005, set out in (E), was followed.

(i) Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges
Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

Accounting policies (continued)

(G) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intra-group transactions and is stated after the deduction of trade discounts and commissions.

(i) Goods sold and the services rendered
Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue in respect of in-house product is recognised on the date of departure. Travel agency commissions and other revenues received from the sale of third party product are recognised when they are earned on receipt of final payment.

No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or possible return of goods.

(ii) Client monies received in advance (deferred income)
Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is deferred and included within trade and other payables.

(iii) Valuation of revenue
Where the Group acts as principal, revenue is stated at the contractual value of goods and services provided, net of variable distribution costs such as agents' commissions and "click costs".

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the value of the commissions earned and not the total transaction sales value.

Where the Group acts as intermediary between the service provider and the end customer, revenue is presented on a net basis as the difference between the sales price to the customer and the cost of the services purchased. Businesses are identified as intermediaries dependent on: the control exercised over the provision of service; inventory risk; and customer credit risk.

(H) Expenses

(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs
Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Taxation

Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(i) Current tax
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill not deductable for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset or liability provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(J) Property, plant and equipment

(i) Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets
Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) above.

(iii) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives are as follows:

Freehold properties	-	50 years
Short leasehold properties	-	Lease period or useful economic life if shorter
Finance lease aircraft and equipment	-	Lease period or useful economic life if shorter
Aircraft spares	-	12 years
Yachts	-	15 years
Motor boats	-	24 years
Retail computer equipment	-	5 years
Computer equipment	-	3-5 years
Retail fixtures and fittings	-	8 years
Other assets	-	4 years

The residual values and useful lives of all assets are re-assessed annually.

(K) Intangible assets

(i) Owned assets
All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 November 2004, goodwill represents the difference between the fair value of consideration paid and the fair value of the net identifiable assets and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the joint venture or associate.

In respect of acquisitions prior to 1 November 2004, goodwill is included at 1 November 2004 on the basis of its deemed cost, which represents the amount recorded under UK GAAP which was broadly comparable save that only separable intangibles were recognised and goodwill was amortised. Amortisation of goodwill ceased on 1 November 2004. This goodwill is tested annually for impairment.

Purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition, in accordance with the accounting standard then in force.

Fair value adjustments are made in respect of acquisitions. If, at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and are recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement.

Accounting policies (continued)

(ii) Computer software
Computer software consists of all software that is not an integral part of the related computer hardware and is stated at cost less accumulated amortisation and impairment losses.

(iii) Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

(iv) Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of each type of intangible asset as follows:

Computer software	-	3-5 years
Brands	-	10 years
Order book at date of acquisition	-	When travel occurs
Customer lists	-	Over the period to which value will be obtained by the Group (up to 3 years)

Goodwill is not amortised but is systematically tested for impairment at each balance sheet date.

(L) Investments
Trade investments are classified as available for sale assets and are included under non-current assets. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

Short-term investments in debt and equity securities which are held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

(M) Impairments
The carrying amount of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

Am impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised separately in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of goodwill allocated to cash generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill was tested for impairment as at 1 November 2004, the date of transition to adopted IFRSs, even though no indication of impairment existed.

The recoverable amount of the Group's receivables which are carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(N) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose only of the statement of cash flows.

Accounting policies (continued)

(O) Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(P) Provisions
A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares. The provision is based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

(Q) Other financial assets and other financial liabilities
Trade and other receivables are stated at their nominal amount (discounted if material) less impairments.

Trade and other payables are stated at cost.

(R) Dividends
Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

(S) Employee benefits

(i) Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 November 2004, the date of transition to IFRS, were recognised. The Group has early adopted the amendments to IAS19: "Employee Benefits". Consequently, all actuarial gains and losses since 1 November 2004 are recognised in the period they occur directly in equity through the statement of recognised income and expense.

Pension liabilities are funded by monthly or annual contributions.

Accounting policies (continued)

(iii) Share-based payment transactions
The Group's share option programmes allow Group employees to acquire shares of the ultimate parent company; these awards are granted by the ultimate parent. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

The fair value of the options granted is measured using option valuation models, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to market based performance conditions not achieving the threshold for vesting.

This accounting policy relates only to share options issued after 7 November 2002, in line with the transition rules of IFRS 2.

(iv) Own shares held by an ESOP trust
Transactions of the group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly to equity.

(T) Non-current assets held for sale and discontinued operations
A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use or it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(U) Related parties
For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(V) Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing services (business segment) or in providing services within a particular economic environment (geographic segment) which is subject to risks and rewards that are different from those of other segments.

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Comment regarding press speculation

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Following recent press speculation regarding its Mainstream business, the Board of First Choice Holidays PLC confirms that it has been reviewing how it might continue to maximise the potential of this market leading tour operating business. It is considering a range of alternatives in this market and discussions with a number of parties are at a preliminary stage. However, there can be no certainty that any transaction will be forthcoming.

Further announcements will be made as appropriate.

Enquiries:

First Choice Holidays PLC
Tel: +44 (0) 1293 588 944
Lesley Allan, Director Corporate Communications

Hudson Sandler
Tel: +44 (0) 20 7796 4133
Jessica Rouleau/Michael Sandler

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First Choice Annual Report 2006


TUI AG Annual Report 2006


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Consolidated statement of recognised income and expense

For the year ended 31 October 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Foreign exchange translation		**(3.7)**	(2.1)
Acturial gains/(losses) arising in respect of defined benefit pension schemes	5	**4.0**	(8.0)
Tax on items taken directly to equity	7	**21.6**	5.2
Cash flow hedges:			
– movement in fair value	25(j)	**(55.1)**	-
– amounts recycled to the income statement	25(j)	**(5.1)**	-
Net expense recognised directly in equity		**(38.3)**	(4.9)
Profit for the year		**72.3**	80.3
Total recognised Income for the year		**34.0**	75.4
Attributable to:			
Ordinary shareholders		**33.7**	65.2
Preference shareholders		**-**	10.0
Minority interest		**0.3**	0.2
		34.0	75.4
First-time adoption of IAS 32 and 39	33		
Hedging reserve		**4.4**	
Retained eamings		**(4.7)**	
		(0.3)	

Historical record

Profit and loss account	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Revenue	**2,715.3**	2,441.6	2,317.5	2,249.1	2,183.3
Underlying profit before tax	**117.2**	115.0	98.3	87.1	72.5
Taxation on profits of joint venture and associate	**(1.2)**	(0.9)	-	-	-
Amortisation of business combination intangibles	**(11.3)**	(1.9)	-	-	-
Amortisation of goodwill (UK GAAP only)	-	-	(23.6)	(22.5)	(21.4)
Separately disclosed items	**(5.8)**	-	(0.2)	(16.8)	(5.7)
Impairment of goodwill	**(1.4)**	-	-	-	-
Profit before taxation	**97.5**	112.2	74.5	47.8	45.4
Taxation	**(25.2)**	(31.9)	(28.4)	(15.6)	(19.3)
Profit after taxation	**72.3**	80.3	46.1	32.2	26.1
Earnings per ordinary share	**13.7p**	13.5p	6.2p	3.6p	2.5p
Dividends per ordinary share relating to the year	**7.65p**	6.6p	5.5p	5.0p	4.5p

Balance sheet	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Non-current assets	**1,090.8**	889.7	699.7	717.9	737.0
Current assets	**572.0**	449.9	692.6	666.7	641.3
Current liabilities	**(979.3)**	(912.8)	(760.6)	(759.6)	(711.3)
Net current liabilities	**(407.3)**	(462.9)	(68.0)	(92.9)	(70.0)
Total assets less current liabilities	**683.5**	426.8	631.7	625.0	667.0
Non-current liabilities excluding provisions	**(371.3)**	(117.2)	(80.6)	(87.6)	(88.2)
Provisions	**(30.2)**	(33.4)	(63.8)	(59.6)	(87.0)
Minority interests	-	-	(0.2)	(0.1)	(0.2)
Net assets	**282.0**	276.2	487.1	477.7	491.6

Cash flow	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Operating profit	**72.3**	80.3	75.2	68.4	48.7
Other items related to operating activities	**15.1**	41.5	97.2	63.8	107.3
Total cash flows from operating activities	**87.4**	121.8	172.4	132.2	156.0
Dividends received from associate	**0.5**	0.3	0.3	0.3	0.3
Acquisition/(disposal) of subsidiaries, net of cash acquired	**(108.1)**	(33.1)	(10.1)	(9.0)	(24.6)
Acquisition of property, plant and equipment	**(59.6)**	(65.8)	(54.6)	(59.6)	(46.1)
Cash flows from other investing activities	**20.4**	11.2	24.7	19.7	18.4
Total cash flows from investing activities	**(146.8)**	(87.4)	(39.7)	(48.6)	(52.0)
Proceeds from new loans	**213.2**	30.9	5.4	9.4	8.1
Ordinary dividends paid	**(34.7)**	(28.7)	(25.9)	(23.0)	(20.9)
Preference dividends paid	-	(11.0)	(13.5)	(13.5)	(13.5)
Redemption of preference shares	-	(199.5)	-	-	-
Cash flows from other financing activities	**(44.3)**	(13.7)	(77.7)	(75.1)	(60.9)
Total cash flows from financing activities	**134.2**	(222.0)	(111.7)	(102.2)	(87.2)
Increase/(decrease) in cash	**74.8**	(187.6)	21.0	(18.6)	16.8

Consolidated statement of cash flows

For the year ended 31 October 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Profit for the year		**72.3**	80.3
Adjustment for:			
Depreciation and amortisation		**56.2**	43.2
Equity-settled share-based payment expenses		**6.1**	3.3
Gain on sale of property, plant and equipment		**(0.9)**	(0.4)
Income from joint venture and associate		**(2.8)**	(1.9)
Impairment of goodwill		**1.4**	-
Loss on foreign exchange		**0.2**	-
Financial income		**(8.9)**	(7.7)
Financial expense		**27.1**	12.9
Income tax expense		**25.2**	31.9
Operating profit before changes in working capital and provisions		**175.9**	161.6
Increase in trade and other receivables		**(60.9)**	(41.0)
Increase in trade and other payables		**12.3**	27.9
(Decrease)/increase in provisions and employee benefits		**(8.0)**	9.4
Cash flows from operations		**119.3**	157.9
Interest paid		**(22.6)**	(7.0)
Interest received		**5.1**	3.4
Income taxes paid		**(14.4)**	(32.5)
Cash flows from operating activities		**87.4**	121.8
Investing activities			
Proceeds from sale of property, plant and equipment		**20.3**	11.1
Proceeds from sale of investments		**0.1**	0.1
Dividends received from associate		**0.5**	0.3
Acquisition of subsidiaries, net of cash acquired	13(b)	**(108.1)**	(33.1)
Acquisition of property, plant and equipment		**(59.6)**	(65.8)
Cash flows from investing activities		**(146.8)**	(87.4)
Financing activities			
Proceeds from the issue of share capital		**0.2**	1.4
Proceeds from new loans		**213.2**	30.9
Repayment of borrowings		**(26.8)**	(7.9)
Payment of finance lease liabilities		**(17.7)**	(7.2)
Ordinary and minority interest dividends paid		**(34.7)**	(28.7)
Preference dividends paid		**-**	(11.0)
Redemption of preference shares		**-**	(199.5)
Cash flows from financing activities		**134.2**	(222.0)
Net increase/(decrease) in cash and cash equivalents		**74.8**	(187.6)
Cash and cash equivalents at start of year		**105.4**	292.2
Effect of foreign exchange on cash held		**(2.7)**	0.8
Cash and cash equivalents at end of year		**177.5**	105.4
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	17	**177.5**	125.3
Overdraft bank accounts shown in interest bearing liabilities		**-**	(19.9)
Cash and cash equivalents for the cash flow statement		**177.5**	105.4

Consolidated balance sheet

At 31 October 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets	10	**604.2**	460.0
Property, plant and equipment	11	**312.4**	284.0
Investments in joint venture and associate	12	**36.8**	34.5
Other investments	13	**0.6**	0.8
Trade and other receivables	14	**80.0**	60.6
Deferred tax assets	15	**56.8**	49.8
		1,090.8	889.7
Current assets			
Trade and other receivables	16	**391.7**	315.6
Derivative financial instruments	25	**1.6**	-
Cash and cash equivalents	17	**177.5**	125.3
Assets classified as held for sale	18	**1.2**	9.0
		572.0	449.9
Total assets		**1,662.8**	1,339.6
Current liabilities			
Interest-bearing loans and borrowings	19	**(8.6)**	(73.3)
Derivative financial instruments	25	**(62.5)**	-
Trade and other payables	20	**(865.9)**	(789.8)
Provisions	21	**(17.6)**	(21.3)
Income tax payable		**(24.7)**	(28.4)
		(979.3)	(912.8)
Non-current liabilities			
Interest-bearing loans and borrowings	19	**(272.2)**	(33.9)
Employee benefits	5	**(24.7)**	(34.2)
Other long-term liabilities	22	**(40.1)**	(25.3)
Provisions	21	**(30.2)**	(33.4)
Deferred tax liabilities	15	**(34.3)**	(23.8)
		(401.5)	(150.6)
Total liabilities		**(1,380.8)**	(1,063.4)
Net assets		**282.0**	276.2
Equity			
Share capital	23	**15.9**	15.9
Share premium	24	**242.0**	241.5
Other reserves	24	**296.4**	337.8
Retained earnings	24	**(273.2)**	(319.3)
Total equity attributable to equity holders of the parent	24	**281.1**	275.9
Minority interest	24	**0.9**	0.3
Total equity	24	**282.0**	276.2

25 October 2006

FIRST CHOICE HOLIDAYS PLC

PRE-CLOSE TRADING UPDATE

Prior to entering its close period on 1 November 2006, First Choice Holidays PLC announces the following trading update.

Summary

- Our stated strategy of creating leadership positions through differentiated content, building flexible business models and gaining control of customer relationships continues to deliver strong operational performance and financial growth for the Group.

- A number of our businesses have operated in a market that has proven challenging due to a series of events beyond our control, ranging from the bird flu scares in the Eastern Mediterranean during January to the recent airport security alerts in the UK and terrorist attacks in Turkey. The latter two events led to a slowdown in the rate of sale during the high season, and consequently impacted our expected profitability for the year within the UK for the Mainstream Holidays Sector.

- Despite these events, the Group is on track to deliver strong underlying EBIT growth for the year ending 31 October 2006. We also remain confident of achieving our 5% EBIT margin target in the year ending 31 October 2007.

- We constantly review our participation strategy and how we can remain cost competitive. Consequently, we have decided to scale back, or close, certain smaller businesses in Continental Europe, which had sales in the year ending 31 October 2005 of £36m, and in the UK Mainstream business we have recently agreed to outsource certain back office functions. The likely one-off costs of these actions will be in the range of £4m to £6m, which will be committed prior to this year-end.

- The Group continues to focus on value-creation through a combination of organic and acquisition-led growth. The acquisition pipeline in specialist niche businesses continues to be strong, as we build upon our significant leadership positions in attractive segments of the marketplace.

Current trading

Summer 2006

In the Mainstream Holidays Sector, we have continued to re-mix our product offering away from generic short-haul product by reducing capacity in this segment and concentrating on differentiated product, such as long-haul and Holiday Villages. As a result of this strategy we have outperformed the market for both sales and volumes and achieved a 2% increase in sales revenue on 5% lower capacity for inclusive tour holidays.

Despite a satisfactory top-line performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to the World Cup and extremely warm weather in July. This led to weaker selling prices in the market-place from

August, the result of which was that incremental fuel costs of £45m were not fully recovered from the customer in the lates market. This combined with additional costs we incurred in dealing with an unprecedented combination of external events means that margins in Mainstream will be slightly lower than last year for the second half and therefore the year as a whole.

In the Specialist Holidays Sector, our businesses in Continental Europe and the UK have, since the interim results, continued to improve the rate of sale over the profitable Summer trading months with cumulative sales down 6% against 12% in June. Having anticipated a need for reduction in capacity in the shoulder months, our flexible business model enabled us to manage total capacity across the season, in order to be broadly in line with customer demand. As a result of managing capacity and costs appropriately the Specialist Sector has continued to improve margins year-on-year over the second-half.

The Activity Holidays Sector has performed well. Within Marine, the Sunsail and Moorings bareboat yacht charter businesses (First Choice Marine) were flat on turnover but have been making excellent progress with integration and are on track to deliver the anticipated cost synergy benefits of £5m in 2007. Sunsail Clubs suffered from many of the events that impacted the Mainstream business, particularly in Turkey and, as a result, have suffered turnover and margin pressures. In Adventure, demand for adventure holidays continued to grow and this division enjoyed a strong increase in underlying sales of +8% on a like-for-like basis and 32% in total.

Online Destination Services continues to enjoy significant growth and perform well across all its areas of operation, with the increase in the number of partnerships in our B2C brand (Hotelopia) contributing to an excellent performance for the Sector.

		Summer 06	
y-o-y variation %		**Sales**	**Customers**
Mainstream [n1]			
	Short-haul	-9	-12
	Medium-haul	-3	-6
	Long-haul	+45	+37
Total		**+2**	**-5**
Capacity			-5
Specialist [n2]			
	Europe	-6	-5
Total		**-6**	**-5**
Capacity			-6
Activity			
	Marine	+1	n/a
	Adventure [n3]	+8	n/a
Total		**+3**	n/a

Online Destination Services		Summer 06 Sales	Bednights
Online			
	Hotelbeds	+39	+29
	Bedsonline	+70	+56
	Hotelopia	+35	+32
Total		**+50**	**+38**

Notes:
These figures are up to 22 October 2006
1. *These statistics reflect inclusive tour sales only*
2. *During the Summer there is very little trading in Canada and the Student Businesses*
3. *These statistics exclude FY05 and FY06 acquisitions*

Winter 2006/07

In the Mainstream Holidays Sector, the UK market continues to remain challenging, as illustrated by the September AC Nielsen Travel Track report, which identifies total market volumes for the Winter season cumulatively down by 13% and total sales cumulatively down by 10%. As a result of the trading environment, Mainstream Holidays Sector volumes are down 3% but sales are up 14% due to the continued re-mix to the long-haul. Demand for our long-haul products remains strong with volumes up 25% and sales up 39%. The report clearly highlights continuing out-performance by Mainstream versus the competition, but since long-haul holidays tend to book earlier than both short-haul and medium-haul we would expect the overall rate of sale for the Winter season to slow-down over the coming months.

We anticipated that weaker market demand would continue into early Winter trading particularly in the short and medium-haul, and we have, therefore, reduced capacity in these segments by around 10% for Winter 2006/07. Conversely, we are increasing our long-haul programme with four reconfigured 767 aircraft currently operating and a further two joining the fleet towards the end of Winter for Summer 2007. The cost of introducing these two aircraft will be around £6m, which will be incurred during the first half with the benefits arising in the second half and thereafter. In addition, fuel costs will increase by £8m, and as experienced in the Summer, we do not anticipate fully recovering the incremental cost. As a result whilst the Sector, as a whole, is achieving yield increases with average prices per customer up across all destinations, we envisage margin pressure.

In the Specialist Holidays Sector although it is relatively early in the booking cycle for the Winter programme, market conditions remain challenging to a number of destinations. Consequently, capacity in a number of our Continental European Specialist businesses has been reduced by 6% to take account of lower anticipated volumes. Our North American businesses are trading well with revenue per passenger ahead of last year and margins ahead in Student Travel but flat in Canada.

Our Activity Holidays Sector is performing strongly with sales 9% ahead. The like-for-like sales increases across our Adventure businesses is 7%, while the Marine businesses are enjoying strong revenue growth of 14%.

Online Destination Services are trading well with strong volumes and prices across all routes to market.

y-o-y variation %		Winter 06/07 Sales	Winter 06/07 Customers
Mainstream [n1]			
	Short-haul	-15	-19
	Medium-haul	-9	-14
	Long-haul	+39	+25
Total		**+14**	**-3**
Capacity			*flat*
Specialist			
	Europe	-3	-12
	North America	+5	-9
Total		**+1**	**-9**
Activity			
	Marine	+14	n/a
	Adventure [n2]	+7	n/a
Total		**+9**	n/a

Online Destination Services		Winter 06/07 Sales	Winter 06/07 Bednights
Online			
	Hotelbeds	+77%	+66%
	Bedsonline	+133%	+101%
	Hotelopia	+17%	+14%
Total		**+68%**	**+58%**

Notes:

These figures are up to 22 October 2006

1. *These statistics reflect inclusive tour sales only*
2. *These statistics exclude FY06 acquisitions*

Summer 2007

In the Mainstream Holidays Sector, we have reduced capacity in-line with Summer 2006 for short-haul and medium-haul programmes but continued to add capacity into our long-haul offering (up 25%). Overall, capacity for Summer 2007 is currently flat year-on-year. Our long-haul programme and exclusive differentiated properties continue to be attractive to customers and demand remains strong, building on good growth in Summer 2006.

Acquisitions

Our acquisition strategy is to acquire specialist businesses that will allow the Group to build leadership positions in attractive niche segments of the market and reduce volatility in our

business model. During the second half of the year, we have continued to build upon our specialist positions with the acquisition of a number of businesses within the adventure segment and the North American escorted tours market.

In addition, we have made a significant entry into the rapidly growing Asian Pacific market through the acquisition of Pacific World, a leading specialist inbound company with an established presence in seven countries throughout the region. The acquisition pipeline remains strong, as we continue to seek leisure travel companies that have excellent growth characteristics and the ability to generate superior returns for our shareholders.

In the current financial year, we have completed acquisitions to date with a maximum aggregate consideration of £153m of which £133m has been paid (2005: £66m of which £53m was paid during the year). A full list of the acquisitions is attached as an appendix to this statement.

Outlook

Even though it is relatively early for selling Winter 2006/07 and Summer 2007 holidays, it is clear that the market conditions remain challenging. However, the Group's continued strategy and flexible business model will ensure that we are well placed to outperform the market and deliver growth into 2007 and beyond.

Our business model is constantly evolving to ensure that we maintain our flexibility and efficiency whatever the market conditions and that we continue to offer our customers the leisure travel experiences they desire.

Our focus on differentiation and the spread of risk both geographically and through the different product types we offer means that we are constantly reducing dependence on any one area of the business, any one-source market or any one single destination. The acquisition pipeline will ensure that we increase this diversification as we move forward and consequently improve our quality of earnings.

Conference Call

There will be a conference call for analysts this morning at 9am, the call in details are:

Telephone Number: +44 (0)1452 561 394
Conference ID: 9385609

Preliminary Results

First Choice Holidays PLC will announce its preliminary results for the twelve months ending 31 October 2006 on Thursday 7 December 2006.

Enquiries

First Choice Holidays PLC

Paul Bowtell, Group Finance Director (Analysts)	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts)	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau	Tel: 020 7796 4133

Acquisitions for the year ending 31 October 2006

Appendix

Company	Description	Date	Country	Max Cons £'m	Cash Paid £'m
		Specialist Holiday Sector			
Jumpstreet	Educational tours operator	Apr 06	Canada	£1.7m	£1.5m
Schools Voyageurs	Educational tours operator	Apr 06	Canada	£2.3m	£1.7m
Educatours	Educational tours operator	Apr 06	Canada	£1.4m	£0.9m
Educational Tours	Educational tours operator	Apr 06	USA	£11.1m	£8.5m
Your Man Tours	Escorted tours operator	Jul 06	USA	£27.0m	£24.0m
		Activity Holiday Sector			
Think Adventures	Distributor of adventure travel products	Nov 05	Australia	£0.1m	£0.1m
Grand Expeditions	Yacht chartering and Premium escorted tours operator	Dec 05	USA	£43.1m	£43.1m
Intrav	Escorted tours and cruise operator	Jan 06	USA	£26.7m	£26.7m
Trek Holidays	Distributor of adventure travel products	Jan 06	Canada	£4.8m	£1.8m
Travelclass	Provider of ski and UK residential activity trips	May 06	UK	£7.3m	£6.2m
Sawadee	Adventure travel tour operator	Jun 06	Netherlands	£3.4m	£2.5m
Trip n Tours	Dive tour operator	Aug 06	USA	£0.5m	£0.4m
		Online Destination Services			
Meridian	Destination management company	Dec 05	Greece	£3.7m	£3.7m
Pacific World	Destination management company	July 06	Asia Pacific	£19.6m	£12.0m
TOTAL				**£152.7m**	**£133.1m**

Notice of Pre-Close Trading Update

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First Choice Holidays PLC will be announcing a pre-close trading statement for the financial year ending 31 October 2006 on Wednesday 25th October 2006 and will also be holding meetings with analysts.

Enquiries:

Hudson Sandler

Alix Haysom / Amy Faulconbridge
020 7796 4133

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Acquisition - Asia Pacific

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First Choice Holidays PLC has been studying how best to enter the Asia Pacific region, which it believes offers significant growth opportunities. The Group is pleased to announce that Hotelbeds, part of its Online Destination Services Sector ('ODS'), has entered into an agreement to acquire the Pacific World group of companies which has a network of operations in South East Asia and China for a maximum consideration of US$36m (£19.6m). An initial consideration of US$22m (£12m) will be paid at completion.

Asia's tourism industry has now fully recovered following a period of difficult events that affected the region. The World Travel & Tourism Council's research identifies the Asia Pacific region as the second fastest growing outbound market in the world, while China is expected to remain and consolidate its position as the biggest single market for domestic and international tourism in the Asia-Pacific area in the foreseeable future. The long-term growth forecast for the Chinese economy overall is 6.3% p.a. This growth is stimulating both incoming and outgoing tourism. South East Asia is the largest in-bound destination in the Asia-Pacific region and it is estimated by the Pacific Asia Travel Association that domestic and regional travel will grow between 18-20% p.a. over the next 10 years.

Pacific World is the leading specialist inbound company in Asia providing meetings, incentives, conferences and events ('MICE') services to corporate clients, as well as servicing cruiselines and foreign independent travel ('FIT') for tour operators. With an established presence in Hong Kong and the People's Republic of China, Thailand, Singapore, Malaysia, Indonesia, Vietnam and Cambodia, Pacific World operates from 19 offices, and has an excellent reputation in the industry while the experienced local management have developed strong long-term relationships with suppliers and customers.

First Choice believes that the acquisition of Pacific World represents the best way for it to enter this rapidly growing market. It offers an immediate, established presence in the main Asian markets, has sound business disciplines, a history of managed, profitable growth and first-rate management and staff. The companies acquired by Hotelbeds will join the ODS Sector of the Group led by Joan Vila and all key management and the owners will be retained to continue the Company's successful growth.

Pacific World was established in Hong Kong in 1982 by Jacques Arnoux and entered Thailand in 1985. His partner Bob Guy then proceeded to set up the Singapore and Malaysian businesses in 1989. Operations in Indonesia, Vietnam and Cambodia have been established since then. After having a representative office in Beijing since 1982, Pacific World opened a stand-alone Chinese business in Shanghai in 2003.

Pacific World's reputation and strength have been built off a sound base in providing MICE and FIT services at locations throughout its network. The acquisition is consistent with the way ODS and its core business, Hotelbeds, has successfully entered other key strategic markets over the past couple of years. Hotelbeds has taken leading, established offline businesses and introduced them to its source destinations and customers whilst moving the business online. This enables the extension of its online accommodation as well as increasing Hotelbeds international spread and customer and product base. Commenting on the acquisition, Peter Long, Chief Executive, First Choice said:

'As an international leisure travel company, the Asia Pacific region is a key growth area for us and we have been investigating how best to enter it for some considerable time. By acquiring Pacific World, which is already well established and has operations in eight countries, we have achieved a significant foothold in this market through one acquisition. Pacific World is a successful network of businesses that share First Choice's values. It has an excellent reputation, long-term track record and will help us to continue to deliver superior shareholder value.'

Jacques Arnoux, Founder and Managing Director of Pacific World (Northern Region) said:

'This is a great opportunity for us to join a leading international leisure travel PLC. We have developed a successful regional business which we will now be able to leverage in a way that would not have been possible without being part of a larger group. It is very exciting for all of us and we look forward to going from strength to strength.'

Bob Guy, Managing Director of Pacific World (Southern Region) commented further:

'Over more than 20 years, we have built a network of companies that covers all the major travel markets of South East Asia. Hotelbeds acts for more than 1,200 tour operators and travel organisers across the world and being acquired by them represents a tremendous opportunity for us to increase both their and our business. In addition, being able to use ODS's technical capabilities will bring enormous benefit to us.'

Enquiries:

First Choice Holidays

Peter Long, Chief Executive
Tel: 01293 588530

Lesley Allan, Director Corporate Communication
Tel: 01293 588944

Andy Jones, Director, Planning & Financial Control
Tel: 01293 588038

Hudson Sandler

Jessica Rouleau/Michael Sandler
Tel: 020 7796 4133

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Further Strategic US Acquisition

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Having identified and actively decided to participate in the student travel and escorted tours markets - niche growth segments in North America - First Choice Holidays PLC is now pleased to announce the acquisition of YMT Vacations ('YMT'). Based in Los Angeles, with sales offices in the US Midwest YMT offers escorted tours and is a specialist in the USA 'boomers to seniors market'. The maximum total consideration for the business is US$49.6m (£27.0m) and the initial consideration is US$44.0m (£24.0m).

YMT, founded in 1967 by Frank J. and Lenore Dupuis, offers its US tours to people in the 55 - 75 year age bracket (' the baby boomers to seniors market'), which is the highest growth demographic of the US population. A flexible business model and low-cost infrastructure have enabled the company to become a leader in this expanding market. A value operator, it offers close to 15 different itineraries throughout the year and expects to take 25,000 customers on vacation in 2006. Targeting the segment of the population with the most flexible travel requirements, but who prefer the security and sense of community offered by escorted group travel, its land and cruise/tour products focus on classic American travel experiences such as - Alaska, Hawaii, the Canadian Rockies, California and the West, the National Parks, New England and the Annual Rose Parade.

YMT fits First Choice's acquisition criteria. It is in a growth segment with a clearly defined, efficient and sustainable business model. It has an excellent reputation for customer service and is a market leader in this segment of the market. The highly respected, tight knit management team, led by President Bill Price, have strongly established relationships with key suppliers stretching back over a number of years.

Distribution of the product is over 95% direct, with customers responding to a targeted advertising strategy and subsequently booking through YMT call centres. The limited number of itineraries offered allow the sales staff to develop not only a high level of product knowledge but they are also able to assist customers in their decision making step by step thereby increasing the conversion of enquirers to bookers.

Commenting, Frank J. Dupuis, Chairman and YMT Founder, said:

'We believe that joining First Choice gives us the opportunity to be part of an international leisure travel company that has shown that it can identify niche growth segments and build significant positions. For us, to be part of a Group like First Choice, is an exciting prospect in terms of growth potential, new areas of activity and a support network for the incumbent operational management team going forward.'

Peter Long, Chief Executive, First Choice commented:

'YMT is a successful business that fits well with our growth criteria and we are delighted that it has agreed to become a part of First Choice. It adds a further offering to our escorted tours segment in North America and brings with it a highly experienced and committed management team. I am sure that YMT will continue to deliver both on performance and the holiday experiences its customers want, whilst leveraging the benefits that will result from it being part of a PLC.'

Enquires:

First Choice Holidays

Peter Long, Chief Executive
Tel: 01293 588530

Paul Bowtell, Group Finance Director
Tel: 01293 588750

Lesley Allan, Director Corporate Communication
Tel: 01293 588944

Andy Jones, Director, Planning & Financial Control
Tel: 01293 588038

Hudson Sandler

Jessica Rouleau/Michael Sandler
Tel: 020 7796 4133

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Disposal Of Encore Cruises To Mytravel Group Plc

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First Choice Holidays PLC, announces the agreement to dispose of Encore Cruises, its Canadian distributor of cruise holidays, to MyTravel Group plc for C$3.75m (£1.85m*). Subject to certain closing conditions the disposal will complete on 31 July 2006.

The disposal will allow the Canadian business to now focus entirely on its own tour operations and retail capability. First Choice Canada Inc achieved a record financial performance for the six months ended 30 April 2006, principally from its core tour operating business.

* exchange rate C$1 = 0.49p

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First Choice Holidays PLC

Where leisure travels further

Interim Results

for the six months ended 30 April 2006

13 June 2006

Agenda

1. Six months overview	Peter Long
2. Financial review	Paul Bowtell
3. Current trading	Peter Long
4. Leading in the travel space	Peter Long
5. Questions & Answers	

Six months overview

- Underlying loss pre IFRS improved by 5%
- Dividend increase of 15% to 2.25p per share (2005: 1.95p)
- Mainstream long-haul revenue +48%
- Specialist Holidays profit increased by 30% to £6.5m
- Integration of Sunsail Yachts and Moorings companies progressing well
- INTRAV sale of two coastal cruisers and formation of First Choice Expedition Cruising – Intrav going back to its roots

First Choice Holidays PLC

Where leisure travels further

Financial review – HY2006

Paul Bowtell - Group Finance Director

Financial highlights

• Turnover - total	**£1,017m**	Improved by	**16%**
- like-4-like[1]	**£899m**	Improved by	**3%**
• Underlying operating loss[2]	**£(30)m**	Improved by	**5%**
• Free cash flow	**£(85)m**	Improved by	**5%**
• LPS	**10.5p**	In line	**0%**
• Interim dividend per share	**2.25p**	Improved by	**15%**

(1) Growth excluding in-year and prior year acquisitions

(2) Operating loss before interest, JV & associate and IFRS adjustments

Profit & loss

£m	HY06	HY05	
Operating loss	**(30.3)**	**(32.0)**	**+5%**
Joint Venture/Assoc. *(including IFRS adj of £-0.2m in 06)*	(2.9)	(1.0)	
IFRS adjustment	(33.8)	(32.5)	
Headline loss before interest and tax	**(67.0)**	**(65.5)**	**-2%**
Interest *(including IFRS adj of £-0.4m in 05 & 06)*	(9.5)	(1.5)	
Headline loss before tax	**(76.5)**	**(67.0)**	**-14%**
Amortisation of IFRS3 intangibles	(2.5)	-	
Loss before tax *(and tax on JV)*	(79.0)	(67.0)	-18%
Tax	21.4	19.4	
Loss after tax	**(57.6)**	**(47.6)**	**-21%**

First Choice Holidays PLC

IFRS Memo		
Sectors	(33.8)	(32.5)
JV	(0.2)	-
Interest	(0.4)	(0.4)
Total IFRS adjustment	(34.4)	(32.9)

Impact of IFRS conversion and acquisitions

£m	UK GAAP				IFRS	
	Sectors	JV/Ass.	Interest	Headline LBT	IFRS Adj.	Headline LBT
H1 2005	**(32.0)**	**(1.0)**	**(1.1)**	**(34.1)**	**(32.9)**	**(67.0)**
L4L growth[1]	0.1	0.5	-	0.6	(1.5)	(0.9)
Online investment[2]	(0.9)	-	-	(0.9)	-	(0.9)
Acquisition impact	2.5	-	(2.0)	0.5	-	0.5
Second ship refit	-	(2.2)	-	(2.2)	-	(2.2)
Refinancing pref shares	-	-	(6.0)	(6.0)	-	(6.0)
H1 2006	**(30.3)**	**(2.7)**	**(9.1)**	**(42.1)**	**(34.4)**	**(76.5)**

First Choice Holidays PLC

(1) Growth excluding in-year and prior year acquisitions

(2) Online investment is with the ODS Sector

Profit & loss by Sector

	HY06 £m	HY05 £m	Total Growth	Like-4-like Growth[1] (IFRS)	Like-4-like Growth[1] (UK GAAP)
Turnover					
Mainstream Holidays	352.5	353.8	-%	-%	-%
Specialist Holidays	420.8	391.2	+8%	-%	-%
Activity Holidays	147.6	61.1	+142%	+11%	+11%
Online Destination Services	95.9	73.6	+30%	+25%	+25%
	1,016.8	**879.7**	**+16%**	**+3%**	**+3%**
Headline (loss)/profit before tax					
Mainstream Holidays	(58.7)	(54.7)	-7%	-7%	-5%
Specialist Holidays	6.5	5.0	+30%	+28%	+7%
Activity Holidays	(10.2)	(13.7)	+25%	+6%	+9%
Online Destination Services	(1.7)	(1.1)	-54%	-18%	-18%
Other[2]	(12.4)	(2.5)	-	-	-
	(76.5)	**(67.0)**	**-14%**	**-12%**	**-18%**

(1) Growth excluding in-year and prior year acquisitions (and excludes the joint venture second ship)

(2) Other includes the loss/profit of the joint venture & associate and net interest payable

Profit & loss bridge

£m	HY05	L4L	Acqs.	JV	IFRS	HY06
Mainstream Holidays	(54.7)	(1.5)	-	-	(2.5)	(58.7)
Specialist Holidays	5.0	0.4	0.3	-	0.8	6.5
Activity Holidays	(13.7)	0.5	2.6	-	0.4	(10.2)
Online Destination Svs.	(1.1)	(0.2)	(0.4)	-	-	(1.7)
	(64.5)	**(0.8)**	**2.5**	**-**	**(1.3)**	**(64.1)**
Joint venture/Associate	(1.0)	0.5	-	(2.2)	(0.2)	(2.9)
Headline LBIT	**(65.5)**	**(0.3)**	**2.5**	**(2.2)**	**(1.5)**	**(67.0)**
Interest	(1.5)	(6.0)	(2.0)	-	-	(9.5)
Headline LBT	**(67.0)**	**(6.3)**	**0.5**	**(2.2)**	**(1.5)**	**(76.5)**

Profit & loss bridge – Group

£m	Turnover		(Loss)/profit	*IFRS Impact*
HY05[1]	**876**		**(67.5)**	
Mainstream Holidays	(1)		(4.0)	*(2.5)*
Specialist Holidays	-		1.3	*0.9*
Activity Holidays	7		0.8	*0.3*
Online Destination Services	17		(0.2)	-
Continuing businesses	**899**	***+3%***	**(69.6)**	***(1.3)***
FY05 – Acquisitions	76		2.0	-
FY06 – Acquisitions	42		1.0	-
HY06	**1,017**	***+16%***	**(66.6)**	***(1.3)***
Island Cruises/associates			(1.9)	*(0.2)*
Interest			(8.0)	-
HY06			**(76.5)**	***(1.5)***

First Choice Holidays PLC

(1) Excluding the impact of H1 2005 acquisitions

Cashflow

£m	HY06	HY05	y-o-y
LBITDA	**(39.4)**	**(44.4)**	**+5**
Working capital movement	(14.1)	(0.5)	-14
Capital expenditure (net)	(13.7)	(26.3)	+13
Net operating cash flow	**(67.2)**	**(71.2)**	**+4**
Preference dividends	-	(6.7)	+7
Tax	(9.3)	(11.3)	+2
Interest	(9.0)	(0.6)	-8
Other	0.1	-	-
Free cash flow	**(85.4)**	**(89.8)**	**+5**
Ordinary dividends	(34.7)	(28.5)	-6
Net acquisitions/disposals	(70.3)	(1.7)	-69
Movement in Cash (pre: debt movement)	**(190.4)**	**(120.0)**	**-70**

Net cash movement

£m	HY06	HY05
Cash net of debt 1 November	**22**	**221**
Net cash outflow	(190)	(120)
Debt acquired	(19)	-
Cash net of debt 30 April	**(187)**	**101**
Cash (net of overdrafts)	156	166
Loans	(336)	(42)
Finance leases	(7)	(23)
Net (debt)/cash	**(187)**	**101**

Balance sheet

£m	HY06	HY05
Intangible assets	560	393
Property, plant & equipment	309	277
	869	670
Investments	33	33
Cash & deposits	156	166
Net current liabilities *(excl. cash & deposits)*	(856)	(478)
Net non-current liabilities	(20)	(39)
Net assets	**182**	**352**

Four year record

	HY06	HY05	HY05	HY04	HY03
	IFRS		UK GAAP		
Group turnover (£m)	1,017	880	880	776	756
LBITDA (£m)	(39)	(44)	(12)	(19)	(20)
Headline loss before tax (£m)	(77)	(67)	(34)	(40)	(44)
Loss for the period (£m)	(58)	(48)	(36)	(39)	(42)
LPS (pence)	(10.5)	(10.5)	(6.0)	(6.9)	(7.5)
Net operating margin (%)	(7.5)	(7.6)	(3.9)	(5.1)	(5.8)
Net (debt)/cash (£m)	(187)	101	101	86	14
Dividend per share (pence)	2.25	1.95	1.95	1.75	1.60

First Choice
Holidays PLC

Where leisure travels further

Current trading

Peter Long – Chief Executive

Current trading – Summer 06

Year-on-year % variance

	Sales	Customers	Capacity
Mainstream			
Short-haul	-5	-9	
Medium-haul	-4	-9	
Long-haul	+38	+30	
Total	**+4**	**-5**	***-5***
Specialist	**-12**	**-13**	***-12***
Activity (Like-for-Like)	**+5**	**n/a**	

	Sales	Bednights
Online Destination Services	**+51**	**+61**

First Choice
Holidays PLC

Where leisure travels further

Leading in the travel space

Peter Long – Chief Executive

Our marketplace – what's happened in the last 12 months



ISPs
Google
Yahoo
Low Cost Airlines
bmi & bmibaby
easyJet
Ryanair
Air Berlin
Spanair
First Choice
Differentiated Content
Specialist + niche
Kuoni
Holidaybreak
Centerparcs
Club Med
Mark Warner
Traditional Tour Operators
TUI
Thomas Cook
MyTravel
Expedia
Cendant
Sabre
(Travelocity & lastminute.com)
Interactive
Amadeus
Gallileo
Sabre
GDS

The First Choice strategy

- Creating leadership positions through differentiated content
- Building flexible business models
- Gaining control of customer relationships
- Building leadership positions in attractive segments

Building leadership positions

Creating leadership positions through differentiated content

- Most exclusive differentiated product for UK mainstream customers
- No 1 destination specialist in France
- World's leading adventure travel provider
- World's leading provider of yachting holidays
- World's leading provider of inland waterways holidays
- Significant position in expedition cruising
- ODS - No 1 destination services business in Europe
- Building leadership positions in North American student travel and expedition tours

Building flexible business models – Mainstream Holidays

KPI	Analysis	2006	2005	2003
Revenue mix (%)	Short-haul	27%	31%	38%
	Medium-haul	48%	53%	46%
	Long-haul	24%	16%	16%
Revenue mix (%)	Exclusive product	45%	38%	10%
	Differentiated product	20%	13%	Nil
Controlled distribution (%)	Retail	28%	25%	27%
	Online	31%	25%	4%
	Call Centre	7%	6%	12%
	Total Controlled	66%	56%	39%
Non-risk allotted accommodation (%)	Winter	67%	63%	54%
	Summer	52%	49%	42%
	Total	54%	51%	45%

First Choice Holidays PLC

Measured by revenue

Building flexible business models – Specialist Holidays

- Diversifying destinations and source markets
  - no single destination now represents more than 20% of revenues (was >30%)
  - 15 source markets, many sharing product
- Flexibility in aircraft and accommodation contracts
  - reverse charter model, all third party, less than 50% contracted
  - less than 50% accommodation committed
- Low cost overhead infrastructure in each business

Gaining control of the customer relationship

Region	Sector/Division	Direct %	Online %
UK	Mainstream	66	31
	Specialist	59	13
	Activity	81	26
Europe	France	17	10
	Germany	8	8
	Nordics	100	30
	Netherlands	68	35
	Rest of Europe	2	2
North America	Canada	5	4
	Student Travel	95	95
	Marine	80	0
	Rest of North America	55	15

First Choice Holidays PLC

Based on summer 2006 trading (bookings) to date

Building leadership positions in attractive segments through acquisition in fragmented marketplaces

- Adventure
  - 17 acquisitions, largest range of adventure product
  - experiences offered to a range of source markets
  - revenue growth 2003: £26m → 2005: £87m → 2006: £140m +
- Student Travel
  - 64 million students (10-25 years) in market valued at $20bn
  - entry point via spring break holidays; 8 further acquisitions so far
  - revenue growth 2004: £8m → 2005: £22m → 2006: £40m +
- Escorted Tours
  - entered market with Grand Expeditions, and subsequently Intrav

Building leadership positions in attractive segments through consolidation

- First Choice Marine
  - bringing together the world's leading bareboat brands
  - combined business of 1,500 yachts and power boats
  - combined revenues of £75m, EBIT of £4.5m in 2005
  - synergies through joint procurement, sales office, overhead and base rationalization estimated at £5m to 31 October 2007

Building leadership positions in attractive segments through restructuring

- INTRAV
  - broken into 3 distinct businesses
  - coastal shipping business sold
  - expedition cruise shipping integrated with Peregrine
  - “new” INTRAV refocused on premium expeditions
  - infrastructure dismantled with $6m savings in 2005/06

Acquisition strategy – the pipeline is strong

- Continue to build on niche segments:
  - adventure travel
  - North America student travel
  - escorted tours

- Acquisition firepower:
  - 25% on balance sheet gearing is achievable
  - potential new CAA bonding environment

- Continuing to seek new growth markets:
  - South East Asia
  - South America

What does this strategy deliver?

Mainstream	• Revenue growth through remixing to long-haul • Margin enhancement through remixing and through greater control of distribution
Specialist	• Revenue growth possible in all divisions • Margin enhancement towards 5%
Activity	• Revenue growth driven by Adventure and Escorted Tours • Margin enhancement through better asset utilisation and consolidation in Marine
Online Destination Services	• TTV and revenue growth across all online routes to market • Margin enhancement in 07/08 post ongoing investment in Hotelopia

Investment case

- Clearly defined strategy
- Driving towards 5% operating margins
- Combination of organic and acquisition growth
- Confident about the outlook

Leadership in the travel space that generates leading returns

First Choice Holidays PLC

Where leisure travels further

Appendices

Profit & loss bridge – Mainstream Holidays

£m	Turnover	(Loss)/profit
HY05	**354**	**(54.7)**
UK IT revenues	11	0.5
Ireland	(1)	(0.3)
Retail	(3)	(1.0)
Airline	(6)	(0.4)
Flight Only	(2)	(0.3)
	353	**(56.2)**
Incremental IFRS	-	(2.5)
HY06	**353**	**(58.7)**

Profit & loss bridge – Online Destination Services

£m	Turnover	(Loss)/profit
HY05	**74**	**(1.1)**
Continuing business	18	0.7
Hotelopia investment	-	(0.9)
	92	**(1.3)**
Acquisitions	4	(0.4)
HY06	**96**	**(1.7)**

Analysis of debt profile

£m	HY06	HY05	y-o-y
Revolving credit facility	235	-	(235)
Fixed Loans	101	42	(59)
Loans	**336**	**42**	**(294)**
Finance leases	7	23	16
Debt	**343**	**65**	**(278)**
Refinancing of preference shares			(200)
Acquisitions			(78)
			(278)

Analysis of cash profile

HY06 £m	Cash	Overdrafts	Loans	Asset Finance	Net cash
1 November 2005	**125**	**(20)**	**(30)**	**(57)**	**18**
IFRS adjustment	-	-	2	2	4
Movement	31	20	(276)	16	(209)
30 April 2006	**156**	**-**	**(304)**	**(39)**	**(187)**
Cash low *(net debt)*					(296)
Average balance *(net debt)*	73	-	(260)	(50)	(237)
Average rates	*2.5%*	-	*5.3%*	*5.6%*	
Interest	0.9	-	(6.9)	(1.4)	(7.4)
Fees					(1.7)
IFRS adjustment					(0.4)
Net interest payable					**(9.5)**

Acquisitions - H1 2006

Company	Description	Acquisition date	Country	Maximum cash consideration	Cash paid
		Specialist Holidays Sector			
Jumpstreet	Educational tours operator	April 2006	Canada	£1.7m	£1.5m
Schools Voyageurs	Educational tours operator	April 2006	Canada	£2.3m	£1.7m
Educatours	Educational tours operator	April 2006	Canada	£1.4m	£0.9m
Educational Tours	Educational tours operator	April 2006	USA	£11.1m	£8.5m
		Activity Holidays Sector			
Grand Expeditions	Yacht chartering and Premium escorted tours operator	December 2005	USA	£43.1m(1)	£43.1m
Intrav	Escorted tours and cruise operator	January 2006	USA	£26.7m(2)	£26.7m
Think Adventures	Distributor of adventure travel products	November 2005	Australia	£0.1m	£0.1m
Trek Holidays	Distributor of adventure travel products	January 2006	Canada	£4.8m	£1.8m
		Online Destination Services			
Meridian	Destination management Co.	December 2005	Greece	£3.7m	£3.7m
		Total		**£94.9m**	**£88.0m**

(1) In addition we assumed debt of £10.2m

(2) In addition we assumed debt of £8.6m

IFRS conversion by Sector

	UK GAAP		IFRS adjustment		IFRS Result	
£m	**HY06**	**HY05**	**HY06**	**HY05**	**HY06**	**HY05**
Mainstream Holidays	(32.1)	(30.6)	(26.6)	(24.1)	(58.7)	(54.7)
Specialist Holidays	6.7	6.0	(0.2)	(1.0)	6.5	5.0
Activity Holidays	(3.2)	(6.3)	(7.0)	(7.4)	(10.2)	(13.7)
Online Destination Svs.	(1.7)	(1.1)	-	-	(1.7)	(1.1)
	(30.3)	**(32.0)**	**(33.8)**	**(32.5)**	**(64.1)**	**(64.5)**
Joint venture/Associate	(2.7)	(1.0)	(0.2)	-	(2.9)	(1.0)
Headline LBIT	**(33.0)**	**(33.0)**	**(34.0)**	**(32.5)**	**(67.0)**	**(65.5)**
Interest	(9.1)	(1.1)	(0.4)	(0.4)	(9.5)	(1.5)
Headline LBT	**(42.1)**	**(34.1)**	**(34.4)**	**(32.9)**	**(76.5)**	**(67.0)**

26 April 2006

FIRST CHOICE HOLIDAYS PLC

TRADING UPDATE, STUDENT TRAVEL ACQUISITIONS AND HOTELOPIA STRATEGIC AIRLINE PARTNERSHIPS

Prior to entering its close period on 30 April 2006, First Choice Holidays PLC announces the following trading update.

In the five weeks since the AGM statement on 23 March 2006, Summer trading has progressed as we anticipated, with an improvement in sales in the Mainstream Holidays Sector and increasing evidence of improving sales for the high season in the Specialist Holidays Sector. We are confident that trading across the Group will continue to be in line with our expectations.

In Mainstream, Summer sales have been up 7% over the last five weeks with peak season rates of sale and margins particularly strong. Cumulative sales for the Summer are now 4% up on the same period last year.

In the Specialist Sector, our European businesses Summer sales have been broadly flat over the last five weeks on the same period as last year. In the shoulder period of May and June, when margins are lower, the significant capacity reductions we have implemented have resulted in lower year-on-year comparable sales. In the high season, however, we have continued to see improved rates of sale and margins ahead of last year. Accordingly, the cumulative Summer sales position for Europe remains at 12% down on the same period as last year.

The Activity Holidays Sector and Online Destination Services Sector continue to perform well for the Summer with sales up 5% and 53% respectively.

Current trading statistics

	Winter 05/06		Summer 06		
y-o-y variation%	Sales	Customers	Sales	Customers	
Mainstream*					
Short haul	-20	-24	-5	-8	
Medium haul	-9	-13	-4	-10	
Long haul	+47	+39	+35	+27	
Total	**+5**	**-8**	**+4**	**-5**	**
Capacity		*-8*		*-5*	
Specialist					
Europe	-8	-16	-12	-15	
North America***	+4	-	+6	+18	
Total	**-2**	**-10**	**-12**	**-14**	
Capacity		*-11*		*-12*	
Activity					
Marine	+11	n/a	-	n/a	
Adventure***	+12	n/a	+15	n/a	
Ski	+12	n/a	+19	n/a	
Total	**+12**	**n/a**	**+6**	**n/a**	

Online Destination Services		Sales	Bednights	Sales	Bednights
Online					
	Hotelbeds	+44	+34	+43	+69
	Bedsonline	+166	+114	+130	+91
	Hotelopia	+128	+203	+50	+47
Total		**+84**	**+80**	**+53**	**+68**

Notes:
* These statistics reflect inclusive tour sales only from GB up until 22nd April 2006
** According to AC Nielsen Traveltrack data for March 2006, the UK market as a whole for advanced package holiday cumulative bookings for Summer 2006 was down 7.5% with the four major UK tour operators down 4.5%
*** These statistics exclude FY05 and FY06 acquisitions.

Acquisitions integration

Following the acquisition of the Grand Expedition companies in December 2005 and Intrav in January 2006, we remain on track to achieve the synergy and operational efficiency benefits we identified. The management team of First Choice Marine, with its five major brands including Sunsail Yachts and The Moorings, has successfully integrated these businesses and good progress is being made to fully realise £4.5m of synergy benefits in the year to 31 October 2007. Further savings are anticipated in 2008 and 2009. Following the disposal of its two US coastal cruising ships, Intrav is being re-structured to focus on its premium escorted tours and expedition cruise businesses. A significant reduction in Intrav's cost base has already been achieved and the business is well on the way to returning to profitability in 2007.

Student travel acquisitions

The Group has identified the student travel market in North America as a key growth area and has recently completed four acquisitions in the educational group travel sector for a total consideration of £16 million. The businesses provide national curriculum based tours to middle and high school students (11 – 15 year olds) primarily to US destinations.

Educational Tours, based in Chicago, is the second largest educational tours operator in the US and the acquisition has given the Group a significant entry point into this market. School Voyageurs, Educa Tours and Jumpstreet Tours are all Canadian educational tours operators and their acquisition together with Impact Educational Tours, which is already part of the Group, establishes a strong position in this segment of the Canadian market.

Hotelopia new airline partnerships

Hotelopia our b2c accommodation provider has continued to extend its strategic partnerships with airlines. Having originally secured its first contract with easyJet, Hotelopia recently won the contract to be the accommodation provider for Spanair and has now signed two further contracts with bmi and bmibaby. Hotelopia is scheduled to start providing accommodation for the three airlines from May. They have a total customer base of close to 20 million passengers who will be able to book accommodation at more than 20,000 hotels in over 900 destinations through Hotelopia.

Interim results

First Choice Holidays PLC will announce its interim results for the six months ended 30 April 2006 on Tuesday 13 June 2006.

Enquiries

First Choice Holidays PLC

Peter Long, Chief Executive	Tel: 01293 588 530
Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau	Tel: 020 7796 4133
Michael Sandler	

26 April 2006

First Choice Holidays PLC, Online Destination Services Sector

New Airline Partnerships for Hotelopia

Hotelopia, part of the Online Destinations Services Sector of First Choice Holidays PLC, has agreed commercial partnerships to become accommodation providers for bmi and low cost airline bmibaby.

These commercial partnerships to provide hotel services follow the deals in December 2004 for Hotelopia to power easyJet's accommodation component, and the announcement earlier this year regarding Hotelopia's agreement to supply Spanair with an accommodation component as well.

Hotelopia will now supply a total customer base of approximately 50 million through its airlines partners, offering an accommodation booking facility covering more than 20,000 hotels in over 900 destinations.

Sotiris Damianos, Head of Sales & Marketing at Hotelopia said: "We are clearly succeeding in our objective to become the hotel booking website of choice, whether customers choose to book through one of our partner sites, or directly on the Hotelopia website."

Furthermore, according to commissioned research carried out by SKOPOS*, Hotelopia has beaten leading European hotel booking providers to become the top choice in terms of ease of booking, achieving a favourable scoring from 77% of the audience while top leading European travel brands combined achieved a total positive score of 44% from the same audience.

The results illustrated that a third of those surveyed were more satisfied with the simplicity offered by Hotelopia's search and booking process compared to other competitors' websites and that 83% of those who had booked on Hotelopia intended to revisit the website.

Sotiris added: "Our access to a network of offices around the world clearly enables us to deliver a superior offering to our customers and partners. This, combined with a focus on simplicity in our site architecture for ease of use and a commitment to offering customers lower prices, has set a new performance benchmark for the traditional big travel brands."

These new airline partnerships are scheduled start from May 2006.

Ends

For further information contact:

Alex Smith, Head of PR at Hotelopia on:
UK mobile: +44 (0)7725 649 207
DL: +34 971 178 896
Fax : +34 971 465 870

Email : alex@hotelopia.com

Notes to Editors:
* SKOPUS offers research-based market insight service: Quantitative Onsite-Survey for Hotelopia : ES, CO.UK, DE.
Research and analysis period November 2006 to February 2006.

Survey design: standardised online
Method: layer survey
Sample: Spain=1,518, UK=1,613 and Germany=527. Total = 3,658
Survey time = 18:58 minutes

bmi and bmibaby

In 2005 the bmi group, as a whole carried 10.5 million passengers.

bmi is the second largest airline at London Heathrow, one of the world's best connected airports. It operates nearly 1,700 flights a week across the UK, Europe and long haul to the USA, Caribbean, India and Saudi Arabia.

bmibaby, the award winning airline with tiny fares, was established in January 2002, and is now one of the UK's fastest growing low cost airlines operating more than 850 flights every week from five bases to 18 destinations across the UK and Europe.

Hotelopia

Hotelopia offers reduced-rate accommodation to both business and leisure travellers at over 20,000 properties, budget to five star, in over 900 destinations throughout Europe, North America, Latin America, the Caribbean and Asia.

The sites live and operating include:

UK	www.hotelopia.co.uk
Germany	www.hotelopia.de
USA	www.hotelopia.com
Spain	www.hotelopia.es
Netherlands	www.hotelopia.nl
Ireland	www.hotelopia.ie
Italy	www.hotelopia.it
France	www.hotelopia.fr.

23 MARCH 2006

CONTENTS

These reconciliations, financial pages and accounting policies should be read in conjunction with the IFRS press release of 23 March 2006 which can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

1. RE-STATED OPENING IFRS BALANCE SHEET AT 1 NOVEMBER 2004

Figures in £ millions	Under UK GAAP (2004 stats)	IAS 19 Pensions	IAS 19 Holiday pay	Cost recognition	Dividends	Share based payments	Lease incentives	Taxation	Reclass	Other	Under IFRS	Change
Section *		1.1	1.2	1.3	1.4	1.5	1.6	1.7	1.10 - 1.13			
Assets												
Non-current assets												
Property, plant and equipment	288.7								(12.5)		276.2	(12.5)
Intangible Assets	376.4								10.4		386.8	10.4
Investments in JV and associate	33.8			(0.9)							32.9	(0.9)
Other investments	0.8										0.8	-
Trade and other receivables	-								38.7		38.7	38.7
Deferred tax assets	-							38.8			38.8	38.8
	699.7	-	-	(0.9)	-	-	-	38.8	36.6	-	774.2	74.5
Current assets												
Receivables	400.3			(69.0)				(5.6)	(38.7)		287.0	(113.3)
Trading investments	38.6										38.6	-
Cash and cash equivalents	253.7										253.7	-
Assets held for sale	-								2.1		2.1	2.1
	692.6	-	-	(69.0)	-	-	-	(5.6)	(36.6)	-	581.4	(111.2)
Total assets	1,392.3	-	-	(69.9)	-	-	-	33.2	-	-	1,355.6	(36.7)
Current liabilities												
Interest bearing loans & borrowings	(7.4)								(6.2)		(13.6)	(6.2)
Trade and other payables	(727.7)		(4.0)		19.4	1.8	(2.8)		6.2	(2.9)	(710.0)	17.7
Provisions	-								(14.8)		(14.8)	(14.8)
Current tax payable	(25.5)										(25.5)	-
	(760.6)	-	(4.0)	-	19.4	1.8	(2.8)	-	(14.8)	(2.9)	(763.9)	(3.3)
Net current liabilities	(68.0)	-	(4.0)	(69.0)	19.4	1.8	(2.8)	(5.6)	(51.4)	(2.9)	(182.5)	(114.5)
Total assets less current liabilities	631.7	-	(4.0)	(69.9)	19.4	1.8	(2.8)	33.2	(14.8)	(2.9)	591.7	(40.0)
Non-current liabilities												
Interest bearing loans & borrowings	(38.7)								(19.3)		(58.0)	(19.3)
Employee benefits	-	(32.7)									(32.7)	(32.7)
Other long term liabilities	(41.9)								19.3		(22.6)	19.3
Provisions	(63.8)	1.9						15.0	14.8		(32.1)	31.7
Deferred tax liabilities	-							(20.5)			(20.5)	(20.5)
Minority interest	(0.2)									0.2	-	0.2
	(144.6)	(30.8)	-	-	-	-	-	(5.5)	14.8	0.2	(165.9)	(21.3)
Total liabilities	(905.2)	(30.8)	(4.0)	-	19.4	1.8	(2.8)	(5.5)	-	(2.7)	(929.8)	(24.6)
Net assets	487.1	(30.8)	(4.0)	(69.9)	19.4	1.8	(2.8)	27.7	-	(2.7)	425.8	(61.3)
Equity												
Called up share capital	215.3										215.3	-
Share premium account	239.8										239.8	-
Reserves	154.4										154.4	-
Retained earnings	(122.4)	(30.8)	(4.0)	(69.9)	19.4	1.8	(2.8)	27.7		(2.9)	(183.9)	(61.5)
Shareholder equity	487.1	(30.8)	(4.0)	(69.9)	19.4	1.8	(2.8)	27.7	-	(2.9)	425.6	(61.5)
Minority interest	-									0.2	0.2	0.2
Total equity	487.1	(30.8)	(4.0)	(69.9)	19.4	1.8	(2.8)	27.7	-	(2.7)	425.8	(61.3)

* = See press release dated 23 March 2006 for further details

2. INCOME STATEMENT AT 31 OCTOBER 2005 – IFRS VS UK GAAP

Figures in £m	IFRS	UK GAAP
Group and share of joint venture turnover	**2,596.9**	**2,596.9**
Less share of joint venture turnover	(18.3)	(18.3)
Group turnover	**2,578.6**	**2,578.6**
Cost of sales	(2,181.8)	(2,221.2)
Gross profit	**396.8**	**357.4**
Other operating income	15.7	-
Administrative expenses	(242.7)	(241.8)
Other operating expenses	(54.3)	-
Goodwill amortisation	-	(24.7)
Group operating profit	**115.5**	**90.9**
Share of operating profit of joint venture	1.2	1.8
Goodwill amortisation of joint venture	-	(0.2)
Share of operating profit of associate	0.7	1.0
Profit before interest	**117.4**	**93.5**
Analysed as		
Headline profit before interest and tax	120.2	118.4
Amortisation of business combination intangibles	(1.9)	-
Amortisation of goodwill	-	(24.9)
Taxation on profits of joint ventures and associates	(0.9)	-
	117.4	93.5
Financial income	7.7	4.7
Financial expense	(12.9)	(9.1)
Profit before tax	**112.2**	**89.1**
Income tax expense	(31.9)	(33.1)
Profit for the financial period	**80.3**	**56.0**
Attributable to *		
Equity shareholders in the parent company	70.1	45.8
Non-equity shareholders in the parent company	10.0	10.0
Minority interests	0.2	0.2
Profit for the financial period	**80.3**	**56.0**
Ordinary dividend for the period	29.5	34.6
Earnings per share[1]		
- Basic	13.5p	8.8p
- Diluted	13.2p	8.7p
Non GAAP measures		
Reconciliation of headline profit before interest to headline earnings		
Headline profit before interest and tax[2]	**120.2**	**118.4**
Net financing expense	(5.2)	(4.4)
Headline profit before tax[3]	**115.0**	**114.0**
Taxation (Group and share of joint ventures and associates)	(32.8)	(33.1)
Minority interests [4]	(0.2)	(0.2)
Preference dividends [4]	(10.0)	(10.0)
Headline earnings	**72.0**	**70.7**
Headline earnings per share		
- Basic	13.9p	13.6p
- Diluted	13.6p	13.4p

1 Earnings per share is calculated as profit attributable to equity shareholders in the parent company divided by the weighted average number of ordinary shares in the year ended at 31 October 2005.

2 Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

3 Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

4 Under IFRS these items are recognised directly in equity as opposed to the income statement.

* Amended 21 April 2006

3. UK GAAP TO IFRS INCOME STATEMENT RECONCILIATION FOR YEAR ENDED 31 OCTOBER 2005

Figures in £millions	Under UK GAAP £m	Pensions	Cost recognition	Dividends	Share based payments	Amortis'n	Re-classify	Taxation	Other	Under IFRS £m	Change £m
Section*		1.1	1.3	1.4	1.5	1.8, 1.9	1.14	1.7			
Group and share of joint ventures' turnover	**2,596.9**									**2,596.9**	-
less share of joint venture turnover	(18.3)									(18.3)	-
Group turnover	**2,578.6**	-	-	-	-	-	-	-	-	**2,578.6**	-
Cost of sales	(2,221.2)	0.6	(0.4)				39.4		(0.2)	(2,181.8)	39.4
Gross profit	**357.4**	**0.6**	**(0.4)**	-	-	-	**39.4**	-	**(0.2)**	**396.8**	39.4
Other operating income	-						15.7			15.7	15.7
Administrative	(241.8)				0.8	(1.9)			0.2	(242.7)	(0.9)
Other operating expenses	-						(54.3)			(54.3)	(54.3)
Goodwill amortisation	(24.7)					24.7				-	24.7
Group operating profit	**90.9**	**0.6**	**(0.4)**	-	**0.8**	**22.8**	**0.8**	-	-	**115.5**	24.6
Share of op profit of JV	1.8						(0.6)			1.2	(0.6)
Goodwill amortisation of JV	(0.2)					0.2				-	0.2
Share of op profit of associate	1.0						(0.3)			0.7	(0.3)
Profit before interest	**93.5**	**0.6**	**(0.4)**	-	**0.8**	**23.0**	**(0.1)**	-	-	**117.4**	23.9
Analysed as											
Headline profit before interest and tax	118.4	0.6	(0.4)		0.8		0.8			120.2	1.8
Amortsation of business comb intangibles	-					(1.9)				(1.9)	(1.9)
Amortisation of goodwill	(24.9)					24.9				-	24.9
Taxation on profits of JV and associate	-						(0.9)			(0.9)	(0.9)
	93.5	0.6	(0.4)		0.8	23.0	(0.1)			117.4	23.9
Finance income	4.7						3.0			7.7	3.0
Finance expense	(9.1)						(3.8)			(12.9)	(3.8)
Profit before tax	**89.1**	**0.6**	**(0.4)**	-	**0.8**	**23.0**	**(0.9)**	-	-	**112.2**	23.1
Tax	(33.1)						0.9	0.3		(31.9)	1.2
Profit for the period	**56.0**	**0.6**	**(0.4)**	-	**0.8**	**23.0**	**0.0**	**0.3**	-	**80.3**	24.3

* = See press release dated 23 March 2006 for further details

4. BALANCE SHEET AT 31 OCTOBER 2005 – IFRS VS UK GAAP

Figures in £m	IFRS 31 Oct 05	UK GAAP 31 Oct 05	Change
Assets			
Non-current assets			
Property, plant and equipment	284.0	305.8	(21.8)
Intangible assets	460.0	425.5	34.5
Investments in JV and associate	34.5	35.2	(0.7)
Other investments	0.8	0.8	-
Trade and other receivables	52.3	-	52.3
Deferred tax assets	49.8	-	49.8
	881.4	767.3	114.1
Current assets			
Receivables	323.9	461.0	(137.1)
Trading investments	46.9	46.9	-
Cash and cash equivalents	78.4	78.4	-
Assets held for sale	9.0	-	9.0
	458.2	586.3	(128.1)
Total assets	**1,339.6**	**1,353.6**	**(14.0)**
Current liabilities			
Interest bearing loans and borrowings	73.3	56.9	16.4
Trade and other payables	797.3	833.5	(36.2)
Provisions	21.3	-	21.3
Current tax payable	28.4	28.4	-
	920.3	918.8	1.5
Net current liabilities	(462.1)	(332.5)	(129.6)
Total assets less current liabilities	419.3	434.8	(15.5)
Non-current liabilities			
Interest bearing loans and borrowings	33.9	31.4	2.5
Employee benefits	34.2	-	34.2
Other long term liabilities	25.3	27.8	(2.5)
Provisions	33.4	73.0	(39.6)
Deferred tax liabilities	23.8	-	23.8
Minority interest	-	0.3	(0.3)
	150.6	132.5	18.1
Total liabilities	**1,070.9**	**1,051.3**	**19.6**
Net assets	**268.7**	**302.3**	**(33.6)**
Equity			
Share capital	15.9	15.9	-
Share premium	241.5	241.5	-
Other reserves	333.9	333.9	-
Retained earnings	(322.9)	(289.0)	(33.9)
Total shareholders' equity	**268.4**	**302.3**	**(33.9)**
Minority Interest	0.3	-	0.3
Total equity	**268.7**	**302.3**	**(33.6)**

5. UK GAAP TO IFRS BALANCE SHEET RECONCILIATION AT 31 OCTOBER 2005

Figures in £ millions	UK GAAP balance sheet 31-Oct-2005	IAS 19 Pensions	IAS 19 Holiday pay	Cost recognition	Dividends	Share based payments	Lease incentives	Taxation	Goodwill & intang	Reclassify	Other	Under IFRS	Change
Section*		1.1	1.2	1.3	1.4	1.5	1.6	1.7	1.8, 1.9	1.10-1.13			
Assets													
Non-current assets													
Property, plant and equipment	305.8									(21.8)		284.0	(21.8)
Intangible Assets	425.5			0.3					22.8	13.0	(1.6)	460.0	34.5
Investments in JV and associate	35.2			(0.9)					0.2			34.5	(0.7)
Other investments	0.8											0.8	-
Trade and other receivables	-									52.3		52.3	52.3
Deferred tax assets	-							49.8				49.8	49.8
	767.3	-	-	(0.6)	-	-	-	49.8	23.0	43.5	(1.6)	881.4	114.1
Current assets													
Receivables	461.0	(4.0)		(69.7)				(11.1)		(52.3)		323.9	(137.1)
Trading investments	46.9											46.9	-
Cash and cash equivalents	78.4											78.4	-
Assets held for sale	-									8.8	0.2	9.0	9.0
	586.3	(4.0)	-	(69.7)	-	-	-	(11.1)	-	(43.5)	0.2	458.2	(128.1)
Total assets	1,353.6	(4.0)	-	(70.3)	-	-	-	38.7	23.0	-	(1.4)	1,339.6	(14.0)
Current liabilities													
Interest bearing loans & borrowings	(56.9)									(16.4)		(73.3)	(16.4)
Trade and other payables	(833.5)		(4.0)		24.5	5.2	(2.9)			16.4	(3.0)	(797.3)	36.2
Provisions	-									(21.3)		(21.3)	(21.3)
Current tax payable	(28.4)											(28.4)	-
	(918.8)	-	(4.0)	-	24.5	5.2	(2.9)	-	-	(21.3)	(3.0)	(920.3)	(1.5)
Net current liabilities	(332.5)	(4.0)	(4.0)	(69.7)	24.5	5.2	(2.9)	(11.1)	-	(64.8)	(2.8)	(462.1)	(129.6)
Total assets less current liabs	434.8	(4.0)	(4.0)	(70.3)	24.5	5.2	(2.9)	38.7	23.0	(21.3)	(4.4)	419.3	(15.5)
Non current liabilities													
Interest bearing loans & borrowings	(31.4)									(2.5)		(33.9)	(2.5)
Employee benefits	-	(34.2)										(34.2)	(34.2)
Other long term liabilities	(27.8)									2.5		(25.3)	2.5
Provisions	(73.0)							18.3		21.3		(33.4)	39.6
Deferred tax liabilities	-							(23.8)				(23.8)	(23.8)
Minority interests	(0.3)										0.3	-	0.3
	(132.5)	(34.2)	-	-	-	-	-	(5.5)	-	21.3	0.3	(150.6)	(18.1)
Total liabilities	(1,051.3)	(34.2)	(4.0)	-	24.5	5.2	(2.9)	(5.5)	-	-	(2.7)	(1,070.9)	(19.6)
Net assets	302.3	(38.2)	(4.0)	(70.3)	24.5	5.2	(2.9)	33.2	23.0	-	(4.1)	268.7	(33.6)
Equity													
Called up share capital	15.9											15.9	-
Share premium account	241.5											241.5	-
Reserves	333.9											333.9	-
Retained earnings	(289.0)	(38.2)	(4.0)	(70.3)	24.5	5.2	(2.9)	33.2	23.0		(4.4)	(322.9)	(33.9)
Total shareholders equity	302.3	(38.2)	(4.0)	(70.3)	24.5	5.2	(2.9)	33.2	23.0	-	(4.4)	268.4	(33.9)
Minority interest	-										0.3	0.3	0.3
Total equity	302.3	(38.2)	(4.0)	(70.3)	24.5	5.2	(2.9)	33.2	23.0	-	(4.1)	268.7	(33.6)

* = See press release dated 23 March 2006 for further details

6. CASH FLOW STATEMENT AT 31 OCTOBER 2005 – IFRS VS UK GAAP

Figures in £m	IFRS	UK GAAP numbers in IFRS format	Change
Profit for the financial period	**80.3**	**56.0**	**24.3**
Adjustments for			
- Depreciation	35.8	41.5	(5.7)
- Amortisation	7.4	24.7	(17.3)
- Charge for EBT shares	2.2	2.2	-
Loss on sale of property, plant and equipment	(0.4)	(0.4)	-
Interest receivable	(4.7)	(4.7)	-
Interest expense	9.1	9.1	-
Income from joint ventures & associates	(1.9)	(2.6)	0.7
Income tax expense	31.9	33.1	(1.2)
Operating profit before changes in working capital	**159.7**	**158.9**	**0.8**
Increase in trade and other receivables	(41.0)	(41.4)	0.4
Increase in creditors and maintenance reserves	29.0	40.4	(11.4)
Increase in provisions and employee benefits	10.2	-	10.2
Cash generated from operations	**157.9**	**157.9**	**-**
Interest paid – bank	(5.3)	(5.3)	-
Interest paid – finance lease	(1.7)	(1.7)	-
Income taxes paid	(32.5)	(32.5)	-
Cash flows from operating activities	**118.4**	**118.4**	**-**
Investing activities			
Proceeds from sale of property, plant and equip	11.1	11.1	-
Sale of liquid investments	0.1	0.1	-
Interest received	3.4	3.4	-
Dividends received	0.3	0.3	-
Acquisition of property, plant and equipment	(65.8)	(65.8)	-
Acquisition of other investments	(33.1)	(33.1)	-
Cash flows from investing activities	**(84.0)**	**(84.0)**	**-**
Financing activities			
Preference dividends paid	(11.0)	(11.0)	-
Equity dividends paid	(28.7)	(28.7)	-
Payment of finance lease liabilities	(7.2)	(7.2)	-
Increase in loans	30.9	30.9	-
Repayment of loan capital	(7.9)	(7.9)	-
Redemption of preference shares	(199.5)	(199.5)	-
Issue of share capital	1.4	1.4	-
Cash flows from financing activities	**(222.0)**	**(222.0)**	**-**
Net decrease in cash and cash equivalents	**(187.6)**	**(187.6)**	**-**
Cash and cash equivalents at 31 October 2004	292.2	292.2	-
Change in net funds from non cash movements	0.8	0.8	-
Cash and cash equivalents at 31 October 2005	**105.4**	**105.4**	**-**

7. INCOME STATEMENT AT 30 APRIL 2005 - IFRS VS UK GAAP

Figures in £m	IFRS	UK GAAP
Group and share of joint venture turnover	**915.0**	**915.0**
Less share of joint venture turnover	(7.1)	(7.1)
Group turnover	**907.9**	**907.9**
Cost of sales	(838.4)	(825.4)
Gross profit	**69.5**	**82.5**
Other operating income	2.2	-
Administrative expenses	(114.0)	(114.5)
Other operating expenses	(22.2)	-
Goodwill amortisation	-	(11.7)
Group operating loss	**(64.5)**	**(43.7)**
Share of operating loss of joint ventures & associates	(0.7)	(1.0)
Goodwill amortisation of joint venture	-	(0.1)
Loss before interest	**(65.2)**	**(44.8)**
Analysed as		
Headline loss before interest and tax	**(65.5)**	**(33.0)**
Amortisation of goodwill	-	(11.8)
Taxation on profits of Joint ventures and associates	0.3	-
	(65.2)	(44.8)
Financial income	3.0	1.5
Financial expense	(4.5)	(2.6)
Loss before tax	**(66.7)**	**(45.9)**
Income tax expense	19.1	9.9
Loss for the financial period	**(47.6)**	**(36.0)**
Attributable to *		
Equity shareholders in the parent company	(54.6)	(43.0)
Non-equity shareholders in the parent company	6.8	6.8
Minority interests	0.2	0.2
Loss for the financial period	**(47.6)**	**(36.0)**
Ordinary dividend for the period	19.4	10.1
Loss per share[5]		
- Basic *	(10.5p)	(8.3p)

Non GAAP measures
Reconciliation of headline profit before interest to ordinary earnings

Headline loss before interest and tax[6]	**(65.5)**	**(33.0)**
Net financing expense	(1.5)	(1.1)
Headline loss before tax [7]	**(67.0)**	**(34.1)**
Taxation (Group and share of joint ventures and associates)	19.4	9.9
Minority interests[8]	(0.2)	(0.2)
Preference dividends [8]	(6.8)	(6.8)
Headline loss	**(54.6)**	**(31.2)**
Headline loss per share		
- Basic	(10.5p)	(6.0p)

5 Loss per share is calculated as the loss attributable to equity shareholders in the parent company divided by the weighted average number of ordinary shares for the period to 30 April 2005.
6 Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.
7 Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.
8 Under IFRS these items are recognised directly in equity as opposed to the income statement
* Amended 21 April 2006

8. UK GAAP TO IFRS INCOME STATEMENT RECONCILIATION FOR THE PERIOD ENDED 30 APRIL 2005

Figures in £m	Under UK GAAP £m	Pensions	Cost recognition	Dividends	Share based payments	Amortis'on	Re-classify	Holiday pay	Other	Under IFRS £m	Change £m
Section*		1.1	1.3	1.4	1.5	1.8, 1.9	1.13, 1.14	1.2			
Group and share of joint ventures' turnover	**915.0**									**915.0**	-
less share of joint venture turnover	(7.1)									(7.1)	-
Group turnover	**907.9**	-	-	-	-	-	-	-	-	**907.9**	-
Cost of sales	(825.4)	0.3	(34.5)				20.4	1.0	(0.2)	(838.4)	(13.0)
Gross profit	**82.5**	**0.3**	**(34.5)**	-	-	-	**20.4**	**1.0**	**(0.2)**	**69.5**	(13.0)
Other operating income	-						2.2			2.2	2.2
Administrative	(114.5)				0.4				0.1	(114.0)	0.5
Other operating expenses	-						(22.2)			(22.2)	(22.2)
Goodwill amortisation	(11.7)					11.7				-	11.7
Group operating Loss	**(43.7)**	**0.3**	**(34.5)**	-	**0.4**	**11.7**	**0.4**	**1.0**	**(0.1)**	**(64.5)**	(20.8)
Share of op profit of JV	(1.0)						0.3			(0.7)	0.3
Goodwill amortisation of JV	(0.1)					0.1				-	0.1
Loss before interest	**(44.8)**	**0.3**	**(34.5)**	-	**0.4**	**11.8**	**0.7**	**1.0**	**(0.1)**	**(65.2)**	(20.4)
Analysed as											
Headline profit before interest and tax	(33.0)	0.3	(34.5)		0.4		0.4	1.0	(0.1)	(65.5)	(32.5)
Amortsation of business comb intangibles	-									-	-
Amortisation of goodwill	(11.8)					11.8				-	11.8
Taxation on profits of JV and associate	-						0.3			0.3	0.3
	(44.8)	0.3	(34.5)	-	0.4	11.8	0.7	1.0	(0.1)	(65.2)	(20.4)
Finance income	1.5						1.5			3.0	1.5
Finance expense	(2.6)						(1.9)			(4.5)	(1.9)
Loss before tax	**(45.9)**	**0.3**	**(34.5)**	-	**0.4**	**11.8**	**0.3**	**1.0**	**(0.1)**	**(66.7)**	(20.8)
Tax	9.9						(0.3)		9.5	19.1	9.2
Loss for the period	**(36.0)**	**0.3**	**(34.5)**	-	**0.4**	**11.8**	**(0.0)**	**1.0**	**9.4**	**(47.6)**	(11.6)

* = See press release dated 23 March 2006 for further details

9. BALANCE SHEET AT 30 APRIL 2005 – IFRS VS UK GAAP

Figures in £m	IFRS 30 April 05	UK GAAP 30 April 05	Change
Assets			
Non- current Assets			
Property, plant and equipment	277.6	294.7	(17.1)
Intangible Assets	393.4	370.1	23.3
Investments in JV and associate	31.9	32.7	(0.8)
Other investments	0.8	0.8	-
Trade and other receivables	52.5	-	52.5
Deferred tax assets	48.3	-	48.3
	804.5	698.3	106.2
Current Assets			
Trade and other receivables	419.7	581.3	(161.6)
Trading investments	30.3	30.3	-
Cash and cash equivalents	135.5	135.5	-
Assets held for sale	5.6	-	5.6
	591.1	747.1	(156.0)
Total Assets	**1,395.6**	**1,445.4**	**(49.8)**
Current Liabilities			
Interest bearing loans and borrowings	26.4	7.0	19.4
Trade and other payables	852.8	877.2	(24.4)
Provisions	18.4	-	18.4
Current tax payable	4.6	4.6	-
	902.2	888.8	13.4
Net current liabilities	(311.1)	(141.7)	(169.4)
Total assets less current liabilities	493.4	556.6	(63.2)
Non-current liabilities			
Interest bearing loans and borrowings	38.4	34.6	3.8
Employee benefits	32.7	-	32.7
Other long term liabilities	21.6	25.4	(3.8)
Provisions	26.7	62.0	(35.3)
Deferred tax liabilities	20.5	-	20.5
Minority interests	-	0.3	(0.3)
	139.9	122.3	17.6
Total liabilities	1,042.1	1,011.1	31.0
Net assets	**353.5**	**434.3**	**(80.8)**
Equity			
Share capital	215.3	215.3	-
Share premium	239.8	239.8	-
Other reserves	156.0	156.0	-
Retained earnings	(257.9)	(176.8)	(81.1)
Total shareholders' equity	**353.2**	**434.3**	**(81.1)**
Minority interests	0.3	-	0.3
Total equity	**353.5**	**434.3**	**(80.8)**

10. UK GAAP TO IFRS BALANCE SHEET RECONCILIATION AT 30 APRIL 2005

Figures in £ millions	UK GAAP 30-Apr-05	IAS 19 Pensions	IAS 19 Holiday pay	Cost recognition	Dividends	Share based payments	Lease incentives	Taxation	Goodwill	Re-classify	Other	Under IFRS	Change £m
Section*		1.1	1.2	1.3	1.4	1.5	1.6	1.7	1.8	1.10-1.13			
Assets													
Non-current assets													
Property, plant and equipment	294.7									(17.1)		277.6	(17.1)
Intangible Assets	370.1								11.7	11.6		393.4	23.3
Investments in JV and assoc	32.7			(0.9)					0.1			31.9	(0.8)
Other investments	0.8											0.8	-
Trade and other receivables	-									52.5		52.5	52.5
Deferred tax assets	-							48.3				48.3	48.3
	698.3	**-**	**-**	**(0.9)**	**-**	**-**	**-**	**48.3**	**11.8**	**47.0**	**-**	**804.5**	**106.2**
Current assets													
Receivables	581.3			(103.5)				(5.6)		(52.5)		419.7	(161.6)
Trading investments	30.3											30.3	-
Cash and cash equivalents	135.5											135.5	-
Assets held for sale										5.5	0.1	5.6	5.6
	747.1	**-**	**-**	**(103.5)**	**-**	**-**	**-**	**(5.6)**	**-**	**(47.0)**	**0.1**	**591.1**	**(156.0)**
Total assets	**1,445.4**	**-**	**-**	**(104.4)**	**-**	**-**	**-**	**42.7**	**11.8**	**-**	**0.1**	**1,395.6**	**(49.8)**
Current liabilities													
Interest bearing loans & borrowings	(7.0)									(19.4)		(26.4)	(19.4)
Trade and other payables	(877.2)	0.3	(3.0)		10.1	3.5	(2.9)			19.4	(3.0)	(852.8)	24.4
Provisions										(18.4)		(18.4)	(18.4)
Current tax payable	(4.6)											(4.6)	-
	(888.8)	**0.3**	**(3.0)**	**-**	**10.1**	**3.5**	**(2.9)**	**-**	**-**	**(18.4)**	**(3.0)**	**(902.2)**	**(13.4)**
Net current liabilities	**(141.7)**	**0.3**	**(3.0)**	**(103.5)**	**10.1**	**3.5**	**(2.9)**	**(5.6)**	**-**	**(65.4)**	**(2.9)**	**(311.1)**	**(169.4)**
Total assets less current liabs	**556.6**	**0.3**	**(3.0)**	**(104.4)**	**10.1**	**3.5**	**(2.9)**	**42.7**	**11.8**	**(18.4)**	**(2.9)**	**493.4**	**(63.2)**
Non current liabilities													
Interest bearing loans & borrowings	(34.6)									(3.8)		(38.4)	(3.8)
Employee benefits	-	(32.7)										(32.7)	(32.7)
Other long term liabilities	(25.4)									3.8		(21.6)	3.8
Provisions	(62.0)	1.9						15.0		18.4		(26.7)	35.3
Deferred tax liabilities								(20.5)				(20.5)	(20.5)
Minority interests	(0.3)										0.3	-	0.3
	(122.3)	**(30.8)**	**-**	**-**	**-**	**-**	**-**	**(5.5)**	**-**	**18.4**	**0.3**	**(139.9)**	**(17.8)**
Total liabilities	**(1,011.1)**	**(30.5)**	**(3.0)**	**-**	**10.1**	**3.5**	**(2.9)**	**(5.5)**	**-**	**-**	**(2.7)**	**(1,042.1)**	**(31.0)**
Net assets	**434.3**	**(30.5)**	**(3.0)**	**(104.4)**	**10.1**	**3.5**	**(2.9)**	**37.2**	**11.8**	**-**	**(2.6)**	**353.5**	**(80.8)**
Equity													
Called up share capital	215.3											215.3	-
Share premium account	239.8											239.8	-
Reserves	156.0											156.0	-
Retained earnings	(176.8)	(30.5)	(3.0)	(104.4)	10.1	3.5	(2.9)	37.2	11.8		(2.9)	(257.9)	(81.1)
Total shareholders equity	**434.3**	**(30.5)**	**(3.0)**	**(104.4)**	**10.1**	**3.5**	**(2.9)**	**37.2**	**11.8**	**-**	**(2.9)**	**353.2**	**(81.1)**
Minority interest											0.3	0.3	0.3
Total equity	**434.3**	**(30.5)**	**(3.0)**	**(104.4)**	**10.1**	**3.5**	**(2.9)**	**37.2**	**11.8**	**-**	**(2.6)**	**353.5**	**(80.8)**

* = See press release dated 23 March 2006 for further details

11. CASH FLOW STATEMENT AT 30 APRIL 2005 – IFRS VS UK GAAP

Figures in £m	IFRS	UK GAAP numbers in IFRS format	Change
Net profit from ordinary activities	**(47.6)**	**(36.0)**	**(11.6)**
Adjustments for			
- Depreciation	16.3	19.1	(2.8)
- Amortisation	2.7	11.7	(9.0)
- Charge for EBT shares	1.0	1.0	-
Loss on sale of property, plant and equipment	0.1	0.1	-
Interest receivable	(1.5)	(1.5)	-
Interest expense	2.6	2.6	-
Income from joint ventures & associates	0.7	1.1	(0.4)
Income tax expense	(19.1)	(9.9)	(9.2)
Operating profit before changes in working cap	**(44.8)**	**(11.8)**	**(33.0)**
Increase in trade and other receivables	(145.8)	(180.3)	34.5
Increase in creditors and maintenance reserves	144.1	147.2	(3.1)
Increase in provisions and employee benefits	1.6	-	1.6
Cash generated from operations	**(44.9)**	**(44.9)**	**-**
Interest paid – finance lease	(0.8)	(0.8)	-
Income taxes paid	(11.3)	(11.3)	-
Cash flows from operating activities	**(57.0)**	**(57.0)**	**-**
Investing activities			
Proceeds from sale of property, plant and equip	4.1	4.1	-
Interest received	0.2	0.2	-
Acquisition of property, plant and equipment	(30.4)	(30.4)	-
Acquisition of other investments	(1.7)	(1.7)	-
Cash flows from investing activities	**(27.8)**	**(27.8)**	**-**
Financing activities			
Preference dividends paid	(6.7)	(6.7)	-
Equity dividends paid	(28.5)	(28.5)	-
Payment of finance lease liabilities	(1.5)	(1.5)	-
Repayment of loan capital	(2.9)	(2.9)	-
Cash flows from financing activities	**(39.6)**	**(39.6)**	**-**
Net decrease in cash and cash equivalents	**(124.4)**	**(124.4)**	**-**
Cash and cash equivalents at 31 October 2004	**292.2**	**292.2**	**-**
Change in net funds and non-cash movements	**0.3**	**0.3**	**-**
Cash and cash equivalents at 30 April 2005	**168.1**	**168.1**	**-**

12. IFRS BALANCE SHEET AT 1 NOVEMBER 2005 AS RE-STATED FOR THE REQUIREMENTS OF IAS 32 AND IAS 39

Figures in £m	IFRS 31 Oct 05	Fair value	Re-translation	Tax effect	IFRS 1 Nov 05
Assets					
Non-current assets					
Property, plant and equipment	284.0				284.0
Intangible assets	460.0				460.0
Investments in JV and associate	34.5				34.5
Other investments	0.8				0.8
Trade and other receivables	52.3		(1.2)		51.1
Deferred tax assets	49.8				49.8
	881.4		(1.2)		880.2
Current assets					
Trade and other receivables	323.9				323.9
Trading investments	46.9				46.9
Financial assets					
- Derivative financial instruments	-	23.0			23.0
Cash and cash equivalents	78.4		0.1		78.5
Assets held for sale	9.0				9.0
	458.2	23.0	0.1		481.3
Total assets	**1,339.6**	**23.0**	**(1.1)**		**1,361.5**
Current liabilities					
Financial liabilities					
- Interest bearing loans and borrowings	73.3				73.3
- Derivative financial instruments	-	18.9			18.9
Trade and other payables	797.3		(5.6)		791.7
Provisions	21.3				21.3
Current tax payable	28.4				28.4
	920.3	18.9	(5.6)		933.6
Net current liabilities	**(462.1)**	**4.1**	**5.7**		**(452.3)**
Total assets less current liabilities	419.3	4.1	4.5		427.9
Non-current liabilities					
Interest bearing loans and borrowings	33.9				33.9
Employee benefits	34.2				34.2
Other long term liabilities	25.3				25.3
Provisions	33.4		(4.2)		29.2
Deferred tax liabilities	23.8			3.9	27.7
	150.6		(4.2)	3.9	150.3
Total liabilities	1,070.9	18.9	(9.8)	3.9	1,083.9
Net assets	**268.7**	**4.1**	**8.7**	**(3.9)**	**277.6**
Capital and reserves					
Share capital	15.9				15.9
Share premium	241.5				241.5
Other reserves	333.9				333.9
Hedging reserve	-	4.1		(1.3)	2.8
Retained earnings	(322.9)		8.7	(2.6)	(316.8)
Total shareholders' equity	**268.4**	**4.1**	**8.7**	**(3.9)**	**277.3**
Minority interests	0.3				0.3
Total equity	**268.7**	**4.1**	**8.7**	**(3.9)**	**277.6**

13. ACCOUNTING POLICIES USED IN PREPARATION OF THE IFRS FINANCIAL INFORMATION FOR THE YEAR ENDED 31 OCTOBER 2005

First Choice Holidays PLC is a company incorporated in the UK. The consolidated financial information of the Company presented in the accompanying press release comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

Basis of preparation
The International Financial Reporting Standards ("IFRS") financial information has been prepared in accordance with the IFRSs as adopted by the EU ("Adopted IFRSs").

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 October 2006, be prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU ("Adopted IFRSs").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 October 2006 or are expected to be endorsed and effective (or available for early adoption) at 31 October 2006, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 October 2006.

In particular, the directors have assumed that the following IFRSs issued by the International Accounting Standards Board and IFRIC interpretations issued by the International Financial Reporting Interpretations Committee will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 October 2006:

- IFRS 7 – Financial Instruments : Disclosures.
- Amendments to IAS 32 and 39 and IFRS 4..

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 October 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 October 2006.

1.Transition to Adopted IFRSs

The Group is preparing its financial information in accordance with Adopted IFRS for the first time and consequently has applied IFRS 1, "First-time adoption of International Financial Reporting Standards".

The Group has ensured that the re-stated IFRS financial information for the year to 31 October 2005 has been prepared under IFRS guidelines and includes the following:

- Recognition of all assets and liabilities whose recognition is required by IFRSs;
- Non-recognition of any items as assets and liabilities if IFRSs do not permit such recognition;
- Re-classification of items that have been recognised under UK GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and
- Application of all IFRSs in measuring all recognised assets and liabilities.

In addition to exempting companies from the requirement to re-state comparatives for IAS 32 and 39, IFRS 1 grants certain exemptions from the full requirements of IFRSs in the transition period. The following exemptions have been taken in this financial information:

1.1 Business combinations

The Group has the option to apply IFRS 3 "Business Combinations" fully retrospectively, re-stating previous business combinations to comply with this standard. The Group has elected not to apply this option and will instead apply IFRS 3 only to business combinations completed on or after 1 November 2004, the Group's date of transition to IFRS. Therefore, the goodwill balance held in the Group balance sheet at 1 November 2004 (£376.4m) will remain as stated under UK GAAP.

1.2 Fair value or re-valuation as deemed cost

IAS 16, "Property, Plant and Equipment", requires that purchased items of capital expenditure be recognised at cost on initial recognition, where cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of acquisition.

IFRS allows for the Group to measure items at fair value on the date of transition to IFRS and use this fair value as deemed cost of each asset rather than at historical cost. The Group will not apply this re-measurement and hence the recorded cost of all property, plant and equipment will be as stated under UK GAAP.

1.3 Foreign exchange

IFRS 1 offers the option to apply IAS 21, "The Effects of Changes in Foreign Exchange Rates", retrospectively to fair value adjustments and goodwill arising on business combinations that occurred prior to 1 November 2004, the transition date. The Group has decided not to take this option. Goodwill and fair value adjustments will therefore be treated as assets and liabilities of the acquiring entity as opposed to being assets and liabilities of the acquired entity which will then be re-translated at each reporting date. The assets and liabilities will either be expressed in the acquiring entity's functional currency or, where they are non-monetary foreign currency items, will be reported using the exchange rate applied historically under UK GAAP.

IFRS 1 also offers an opportunity for first time adopters to deem cumulative translation differences of all foreign operations to be zero at the date of transition. The Group has decided to apply this exemption, so that future gains or losses arising on disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRSs.

The Group is not applying IAS 32 and 39 until 1 November 2005 (see below). Accordingly, the Group's UK GAAP accounting policy for such items has been followed in preparing the Group's financial information for the year ended 31 October 2005 under UK GAAP and IFRS.

1.4 Financial Instruments

IAS 32, "Financial Instruments: Disclosure and Presentation", and IAS 39,"Financial Instruments: Recognition and Measurement", specify that all derivative financial instruments be carried on the balance sheet at fair value. These financial instruments will be marked to market at each reporting date and movements in the fair value taken through the income statement unless strict requirements relating to hedge accounting are met. The Group has taken advantage of the exemption permitted by IFRS 1 and not re-stated comparatives for IAS 32 and 39.

1.5 Share based payment transactions

IFRS 2, "Share-based payment" requires an entity to recognise all share-based payment transactions within its financial statements, covering transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The Group operates a number of share option schemes. The charge for these schemes is based upon the fair value of the transaction at the date that it is granted, and is recognised over the vesting period of the various schemes. The Group will be using binomial and simulation based models to determine the fair value of such schemes.

IFRS 1 gives the opportunity to recognise this expense only on schemes that have been issued since 7 November 2002 as opposed to being recognised on all schemes. The Group will use this exemption.

1.6 Other IFRS 1 options

A review has been made of all other optional treatments for transition to IFRS that are set out in IFRS 1. There are no other optional treatments that are applicable to the Group.

2. Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial information includes the Group's share of the total recognised income and expense of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

(iii) Jointly controlled entities

Joint controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial information includes the Group's share of the total recognised assets, liabilities, income and expenses of jointly controlled entities on an equity accounted basis from the date that joint control commences until the date that joint control ceases. When the Group's share of losses exceeds the carrying amount of the jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the jointly controlled entity.

(iv) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial information. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's

interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

3. Other accounting policies

(a) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction or where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to GBP Sterling at the foreign exchange rate ruling at that date or at a contractual rate if applicable. Foreign exchange differences arising on translation are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to GBP Sterling at foreign exchange rates ruling at the dates the fair values were determined.

Please note that this accounting policy will change once IAS 32 and 39 are adopted in full from 1 November 2005 (See section 1.4).

The Group has taken advantage of relief available in IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the 1 November 2004, the date of transition to IFRS.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to GBP Sterling at the foreign exchange rates ruling at the balance sheet date.

The results of overseas operations are translated at weighted average exchange rates for the year, which are considered to approximate to the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, are taken to the translation reserve. They are released into the income statement upon disposal.

(b) Derivative Financial Instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments held by the Group will be brought onto the Group's balance sheet from 1 November 2005 (See section 1.4).

(c) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intragroup transactions and is stated after the deduction of trade discounts and commissions.

(i) Goods sold and services rendered

Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue in respect of in-house product is recognised on the date of departure. Travel agency commissions and other revenues received from the sale of third party product are recognised on receipt of final payment.

No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or possible return of goods.

(ii) Government grants

An unconditional government grant is recognised in the income statement as other operating income when the grant becomes receivable.

Any other government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attached to it. The grant is recognised in the income statement when conditions attached to the grant have been met.

Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred.

(iii) Client monies received in advance

Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is included within trade and other payables.

(iv) Interest income

Interest income is recognised in the income statement using the effective interest rate method.

(d) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments

Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in interest bearing liabilities, representing the present value of minimum lease payments. Where an option price exists, the corresponding liability includes the option purchase price as though it were a lease payment and the option exercise is taken as the most beneficial to the Group.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(iii) Marketing and other direct sales costs

Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred along with all direct costs relating to the sale of holidays.

(iv) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(v) Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(e) Property, Plant and Equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy k).

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the

lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy k).

Lease payments are accounted for as described in accounting policy note d

(iii) Subsequent expenditure

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefit embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised in the income statement as an expense as incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives are as follows:

Freehold properties	-	50 years
Short leasehold properties	-	Lease period
Finance lease aircraft and equipment	-	Lease period
Aircraft spares	-	12 years
Yachts	-	15 years
Motor boats	-	25 years
Retail computer equipment	-	5 years
Computer equipment	-	3-5 years
Retail fixtures and fittings	-	8 years
Other assets	-	4 years

The residual values and useful lives of all assets are re-assessed annually.

(v) Profit and loss on disposal of property, plant and equipment

Profits and losses on the disposal of property, plant and equipment are charged to the income statement as generated / incurred.

(f) Intangible assets

(i) Goodwill
Subject to the transitional relief of IFRS 1, all business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates, joint ventures and business operations.

In respect of acquisitions prior to 1 November 2004, goodwill is included on the basis of deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 November 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at that date (see section 1.1).

In respect of business combinations that have occurred since 1 November 2004, goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired. Identifiable intangible assets are those which can be sold separately or which arise from legal rights regardless of whether the rights are separable.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash generating units and is not amortised but is tested annually for impairment. In respect of associates and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii) Computer software

Computer software consists of all software that is not an integral part of the related computer hardware and is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy k).

(iii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy k).

(iv) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v) Amortisation

Amortisation is charged to the income statement on a straight line basis over the estimated useful economic life of each type of asset as follows:

Computer software	-	3-5 years
Brands	-	10 years
Order book at date of acquisition	-	When travel occurs
Customer lists	-	Over the period to which value will be obtained by the Group

(g) Investments

Investments in debt and equity securities are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

(h) Calculation of recoverable amount

The recoverable amount of the Group's receivables is calculated at present value of the expected future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

(i) Trade and other receivables

Trade and other receivables are stated at their nominal amount less impairment losses (see accounting policy note k).

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose only of the statement of cash flows.

(k) Impairments

The carrying amount of the Group's assets, other than deferred tax assets (see accounting policy d), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of goodwill allocated to cash generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill was tested for impairment as at 1 November 2004, the date of transition to adopted IFRSs, even though no indication of impairment existed.

(l) Share Capital

(i) Preference share capital
In the period to 31 October 2005, preference share capital is presented within total equity. This treatment is consistent with the previous GAAP accounting policy. The preference share capital was re-deemed in the year.

(ii) Dividends
Dividends on redeemable preference shares are recognised as a liability on an accruals basis. Other dividends are recognised as a liability in the period in which they are declared.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(n) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The calculation is performed by a qualified actuary using the projected unit credit method.
When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 November 2004, the date of transition to IFRS, were recognised. All actuarial gains and losses since 1 November 2004 are recognised in the period they occur directly in equity through the statement of recognised income and expense.

Pension liabilities are funded by monthly or annual contributions.

(iii) Share-based payment transactions

The Group has two schemes in operation at 1 November 2004, the Senior Executive Plan and the Restricted Share Plan.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

Where the scheme has an Earnings Per Share (EPS) performance criteria, the fair value of the options granted is measured using a binomial model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense reflects the actual number of share options that will vest.

Where the scheme has a Total Shareholder Return (TSR) performance criteria, the fair value of the options granted is measured using a simulation model, again taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense reflects the actual number of share options that vest except where forfeiture is only due to performance criteria not having been achieved.

This accounting policy relates only to schemes issued post 7 November 2002, in line with the optional treatment granted by IFRS 1 (see section 1.5).

(o) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours flown or by reference to the length of

the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

(p) Trade and other payables

Trade and other payables are stated at cost.

(q) Non-current assets held for sale

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement. In accordance with IFRS 5, the above policy is effective from 1 November 2004.

(r) Own shares held by an ESOP trust

Transactions of the group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly to equity.

14. Special Purpose Audit Report of KPMG Audit Plc to First Choice Holidays PLC ('the Company') on its Preliminary International Financial Reporting Standards ("IFRS") financial information – Comparative Full Year

In accordance with the terms of our engagement letter dated 22 March 2006, we have audited the accompanying consolidated preliminary IFRS balance sheet of First Choice Holidays PLC ("the Company") as at 31 October 2005, and the related consolidated statements of income and cash flows for the year then ended and the related accounting policy notes ("the preliminary IFRS financial information").

Respective responsibilities of directors and KPMG Audit Plc

The directors of the Company have accepted responsibility for the preparation of the preliminary IFRS financial information which have been prepared as part of the Company's conversion to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the preliminary IFRS financial information has been properly prepared, in all material respects, in accordance with the accounting policies note to the preliminary IFRS financial information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We read the other information accompanying the preliminary IFRS financial information and consider whether it is consistent with the preliminary IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS.

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion

We conducted our audit having regard to Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the preliminary IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the preliminary IFRS financial information.

Emphasis of matters

Without qualifying our opinion, we draw your attention to the following matters:

- ξ The accounting policies note to the preliminary IFRS financial information explains why the accompanying preliminary IFRS financial information may require adjustment before their inclusion as comparative information in the FRS financial statements for the year ending 31 October 2006 when the Company prepares its first IFRS financial statements.
- ξ As described in the accounting policies note to the preliminary IFRS financial statements, as part of its conversion to IFRSs, the Company has prepared the preliminary IFRS financial information for the year ended 31 October 2005 to establish the financial position, results of operations and cash flows of the Company necessary to provide the comparative financial information expected to be included in the Company's first complete set of IFRS financial statements for the year ending 31 October 2006. The preliminary IFRS financial statements do not themselves include comparative financial information for the prior period.
- ξ As explained in the accounting policies note, in accordance with IFRS 1 *First-time Adoption of International Financial Reporting Standards*, no adjustments have been made for any changes in estimates made at the time of approval of the UK Generally Accepted Accounting Practices financial statements on which the preliminary IFRS financial statements are based.
- ξ As permitted by IFRS 1, IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* have not yet been applied and there has been no related restatement of the 31 October 2005 balance sheet. Any adjustments that arise from the application of those standards will be shown as an equity movement on 1 November 2005.

Opinion

In our opinion, the accompanying preliminary IFRS financial information for the year ended 31 October 2005 have been prepared, in all material respects, in accordance with the basis set out in the accounting policies note, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year ending 31 October 2006.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London
EC4Y 8BB

22 March 2006

15. Special Purpose Review Report of KPMG Audit Plc to First Choice Holidays PLC ('the Company') on its Preliminary International Financial Reporting Standards ("IFRS") Financial Information – Comparative Interim

In accordance with the terms of our engagement letter dated 22 March 2006, we have reviewed the accompanying consolidated preliminary IFRS balance sheet of the Company as at 30 April 2005, and the related consolidated statements of income, and cash flows for the six month period then ended and the related accounting policy notes ("the preliminary IFRS interim financial information").

Respective responsibilities of directors and KPMG Audit Plc

The directors of the Company have accepted responsibility for the preparation of the preliminary IFRS interim financial information which has been prepared as part of the Company's conversion to IFRS.

Our responsibilities under the terms of engagement are to report to you our review conclusion as to whether we are aware of any material modifications that should be made to the preliminary IFRS interim financial information which has been prepared, in all material respects, in accordance with the accounting policies note to the preliminary IFRS interim financial information.

We read the other information accompanying the preliminary IFRS interim financial information and consider whether it is consistent with the preliminary IFRS interim financial information. We consider the implications for our review conclusion if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS interim financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS.

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of review conclusion

We conducted our review having regard to Bulletin 1999/4: *Review of interim financial information* issued by the UK Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the preliminary IFRS interim financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the preliminary IFRS interim financial information.

Emphasis of matters

Without qualifying our review conclusion, we draw your attention to the following matters:

- The accounting policies note to the preliminary IFRS interim financial information explains why the accompanying preliminary IFRS interim financial information may require adjustment before its inclusion as comparative information in the Company's interim report for the six month period ending 30 April 2006 when the Company prepares its first interim report applying IFRS.
- As described in the accounting policies note to the preliminary IFRS interim financial information, as part of its conversion to IFRS, the Company has prepared the preliminary IFRS interim financial information for the six month period ended 30 April 2005 to establish the financial position, results of operations and cash flows of the Company necessary to provide the comparative financial information expected to be included in the Company's first interim report for the six month period

ending 30 April 2006. The preliminary IFRS interim financial information does not itself include comparative financial information for the prior period.

- As explained in the accounting policies note, in accordance with IFRS 1 *First-time Adoption of International Financial Reporting Standards*, no adjustments have been made for any changes in estimates made at the time of approval of the previous UK Generally Accepted Accounting Practices interim report for the six month period ended 30 April 2005 on which the preliminary IFRS interim financial information is based.
- As permitted by IFRS 1, IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* have not yet been applied, and there has been no related restatement of the 30 April 2005 balance sheet. Any adjustments that arise from the application of those standards will be shown as an equity movement on 1 November 2005.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary IFRS interim financial information as presented for the six month period ended 30 April 2005 which has been prepared, in all material respects, in accordance with the basis set out in the accounting policies note, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year ending 31 October 2006.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB

22 March 2006

23 MARCH 2006

FIRST CHOICE HOLIDAYS PLC
IFRS UPDATE

First Choice Holidays PLC ("the Group") today provides a further update in relation to the transition of the Group to International Financial Reporting Standards ("IFRS").

On 26 October 2005, the Group issued a press release summarising the initial impact of transition to IFRS (as adopted by the EU). This provided an analysis of the impact on the opening Group balance sheet at 1 November 2004 and an initial quantification of the range of profit impacts on the financial statements for the comparative year ending 31 October 2005.

The key points of today's update are as follows:

- Opening balance sheet net assets at 1 November 2004 have reduced by £61.3m from £487.1m under UK GAAP to £425.8m under IFRS.
- Headline profit before interest and tax[1] for the year ended 31 October 2005 has increased by £1.8m from £118.4m under UK GAAP to £120.2m under IFRS.
- Headline profit before tax for the year[2] ended 31 October 2005 has increased by £1.0m from £114.0m under UK GAAP to £115.0m under IFRS.
- Profit before tax for the year to 31 October 2005 has increased by £23.1m from £89.1m under UK GAAP to £112.2m under IFRS.
- Headline loss before interest and tax[1] for the six months ended 30 April 2005 has increased by £32.5m from £33.0m under UK GAAP to £65.5m under IFRS.
- The implementation of IAS 32 and 39 relating to financial instruments on 1 November 2005 will increase net assets by £8.9m.

A copy of the reconciliations between UK GAAP and IFRS of the relevant income statements, balance sheets and cash flow statements at 1 November 2004, 30 April 2005 and 31 October 2005, along with the significant accounting policies that First Choice has adopted in preparing the IFRS comparative information, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com. Reconciliations between UK GAAP and IFRS of income statement key indicators and net assets at these dates can be found in section 1 of this press release.

As stated in our press release of 26 October 2005, whilst IFRS results in certain changes to our financial reporting it has no impact on the underlying value drivers of our business. Our strategy, accordingly, is totally unaffected by these changes. The transition to IFRS will not change how the Group is managed and significantly will have no impact on cash generation which remains a key performance measure. It will also not affect the way that the Group assesses potential investments nor the ability of the Group to pay dividends from cash reserves.

1 Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.
2 Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

A conference call for analysts on the impact of IFRS for the Group will be held at 9am, 23 March 2006.

UK Local call dial in number: 0845 140 0173
Standard international dial in number: +44 (0) 1452 568 060
Conference ID: 6657280

A recording of the conference call will be available for 30 days after the event on the following numbers:

UK Local call dial in number: 0845 245 5205
Standard international dial in number: +44 (0) 1452 550 000
Conference ID: 6657280#

Enquiries:

Paul Bowtell, Group Finance Director — Tel: +44 1293 588036
Andy Jones, Director Strategy, Planning & Financial Control — Tel: +44 1293 588058

Background

Today's IFRS statement follows on from the earlier statement issued on 26 October 2005 and covers the following areas:

Section	Content
1	Provision and explanation of IFRS comparative balances at 30 April 2005. This includes restatement of the balance sheet at 30 April 2005, the income statement and cash flow statement for the six months ended 30 April 2005. Provision and explanation of IFRS comparative balances at 31 October 2005. This includes restatement of the balance sheet at 31 October 2005, the income statement and cash flow statement for the year ended 31 October 2005.
2	Update of the impact of IFRS at the date of transition, 1 November 2004.
3	Provision and explanation of the IFRS balance sheet at 1 November 2005, taking into account adjustments made to the IFRS balance sheet following from the implementation of the requirements of IAS 32/39 regarding financial instruments on that date.

1. IFRS COMPARATIVE FINANCIAL INFORMATION FOR THE 6 MONTHS ENDED 30 APRIL 2005 AND THE YEAR ENDED 31 OCTOBER 2005

For the year ended 31 October 2005, headline profit before interest and tax[1] is £120.2m under IFRS compared to £118.4m under UK GAAP, an increase of £1.8m. Headline profit before tax[2] is £115.0m under IFRS compared to £114.0m under UK GAAP, an increase of £1.0m.

Reconciliation between UK GAAP and IFRS of key income statement indicators

Note	Figures in £m	31 Oct 2005 Headline PBIT[1]	31 Oct 2005 Headline PBT[2]	30 April 2005 Headline LBIT[1]	30 April 2005 Headline LBT[2]
	UK GAAP	**118.4**	**114.0**	**(33.0)**	**(34.1)**
1.1	Pensions accounting	0.6	0.6	0.3	0.3
1.2	Holiday pay accrual	-	-	1.0	1.0
1.3	Cost recognition	(0.4)	(0.4)	(34.5)	(34.5)
1.5	Share based payments	0.8	0.8	0.4	0.4
1.14	Pension interest re-classification	0.8	-	0.4	-
	Other adjustments	-	-	(0.1)	(0.1)
	As adjusted under IFRS	**120.2**	**115.0**	**(65.5)**	**(67.0)**
	Change	**1.8**	**1.0**	**(32.5)**	**(32.9)**

For the year ended 31 October 2005, net assets have been reduced by £33.6m to £268.7m compared to £302.3m under UK GAAP. For the six months ended 30 April 2005, net assets have been reduced by £80.8m to £353.5m compared to £434.3m under UK GAAP.

Reconciliation between UK GAAP and IFRS of balance sheet net assets

Note	Figures in £m	Net assets at 31 October 2005	Net assets at 30 April 2005	Net assets at 31 October 2004
	UK GAAP	**302.3**	**434.3**	**487.1**
1.1	Pensions accounting	(38.2)	(30.5)	(30.8)
1.2	Holiday pay accrual	(4.0)	(3.0)	(4.0)
1.3	Cost recognition	(70.3)	(104.4)	(69.9)
1.4	Dividends	24.5	10.1	19.4
1.5	Share based payments	5.2	3.5	1.8
1.6	Lease incentives	(2.9)	(2.9)	(2.8)
1.7	Taxation	33.2	37.2	27.7
1.8	Goodwill amortisation	24.9	11.8	-
1.9	IFRS 3 intangible amortisation	(1.9)	-	-
	Other adjustments	(4.1)	(2.6)	(2.7)
	As adjusted under IFRS	**268.7**	**353.5**	**425.8**
	Change	**(33.6)**	**(80.8)**	**(61.3)**

1 Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.
2 Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

1.1) IAS 19 - Employee Benefits (Pensions)

IAS 19, "Employee Benefits", requires that the present value of the liability for the Group's defined benefit pension schemes be carried on the balance sheet, net of the current market value of the scheme assets. Under FRS 17, "Retirement Benefits", the Group has disclosed carrying values for the pension scheme liabilities that give an indication of the impact that will occur under IFRS. As at 31 October 2005 the total deficit under FRS 17 was £32.8m (Note 5; Annual Report & Accounts 2005).

A valuation in accordance with IAS 19 has been performed at 31 October 2005 on the Group's defined benefit pension schemes. This valued the deficit as £34.2m (31 October 2004: £32.7m). Accordingly, this deficit has been recognised in the IFRS balance sheet at 31 October 2005. Under UK GAAP an asset balance of £4.0m had been held, so the overall reduction in the value of net assets amounts to £38.2m. Partly offsetting this reduction is the separate recognition of an associated deferred tax asset of £10.2m. The net impact on the Group's balance sheet is therefore to reduce net assets by £28.0m (31 October 2004: £21.0m).

Bringing the surplus / deficit of defined benefit pension schemes on to the balance sheet may cause some volatility in net assets year-on-year, due to the requirement to mark to market the value of scheme assets and reassess the scheme liabilities on an actuarial basis. Given the nature of the surplus / deficit, the impact of this is difficult to forecast accurately. However, carrying the pension deficit on the balance sheet means that it will no longer be required to be expensed through the income statement each year, as was the case under UK GAAP. This has increased profits under IFRS compared to UK GAAP by £0.6m in financial year 2005, which has been recorded in the income statement on a straight line basis.

Previously it had been stated that the Group expected this change in accounting policy would increase profits by approximately £2m per annum. This expectation has now been revised in view of a change in actuarial assumptions in the calculation of scheme liabilities. Further changes to actuarial assumptions in the future may erode the benefits in the income statement in the year to 31 October 2006 under IFRS.

1.2) IAS 19 - Employee Benefits (Holiday Pay)

In addition to the accounting changes for the pension scheme deficit, IAS 19 provides guidance on short-term employee benefits such as wages and salaries and compensated absences, with a requirement that the Group accrue for unused annual leave entitlements at each reporting date. An exercise across the Group has determined that the additional accrual for holiday pay required at 31 October 2005 is £4.0m (31 October 2004: £4.0m). The full year impact of this in the income statement is £nil.

A similar exercise determined that the required holiday pay accrual at 30 April 2005 was £3.0m. Accordingly, losses before tax under IFRS have been decreased by £1.0m in the first half of the year. There is an equal and opposite impact in the second half of the year with second half profits before tax being decreased by £1.0m.

1.3) IAS 2 / IAS 38 – Marketing and other direct costs of providing holidays

IFRS contains more specific guidance than UK GAAP on the circumstances in which marketing and other direct costs of providing holidays may be deferred and matched against associated revenue. For example, IAS 38, "Intangible Assets", requires that all expenditure on advertising and promotional activities should be written off as incurred. IAS 2, "Inventory", allows labour and other costs of personnel directly engaged in providing holiday services (including supervisory personnel and attributable overheads) to be deferred; it does not allow labour and other costs related to sales to be deferred.

Under UK GAAP, the Group's policy has been to charge brochure, other marketing costs and other sales related costs to the income statement in the season to which they relate. These costs will be charged to the income statement as incurred under IFRS. The impact of these changes is to reduce net assets by £70.3m at 31 October 2005 (31 October 2004: £69.9m).

This adjustment will have no impact on the timing of the cash flows for the Group. There was a small increase in the level of costs deferred at 31 October 2005 in comparison to 31 October 2004, reducing profit before tax under IFRS by £0.4m. A significant proportion of this increase was attributable to new entities acquired during the year.

It should be noted that this change in accounting treatment under IFRS does have an impact on First Choice's first half / second half profitability split. First half losses before tax under IFRS are increased by £34.5m compared to UK GAAP as expenditure previously charged in the second half of the financial year is now being charged in the first half. Similarly, second half profit before tax is increased by £34.1m.

1.4) IAS 10 – Events after the Balance Sheet Date

IAS 10, "Events after the Balance Sheet Date", specifically excludes the recognition as liabilities of dividends that have not been authorised. As a result, final dividends payable are recognised only in the period in which they are approved in the Annual General Meeting and therefore become a liability. Interim dividends are recognised in the period in which they are declared. The impact of this is detailed in the table below.

Dividend payment	**When recognised under UK GAAP**	**When recognised under IFRS**
FY 2004 Final dividend £19.4m (Note 8; Annual Report & Accounts 2004)	Second half 2004	First half 2005
FY 2005 Interim dividend £10.1m (Note 5; Interim Report 2005)	First half 2005	Second half 2005
FY 2005 Final dividend £24.5 m (Note 8; Annual Report & Accounts 2005)	Second half 2005	First half 2006

The payment of dividends is no longer charged through the income statement but instead charged through reserves. Therefore the amendment to the timing of recognition will have no income statement impact.

This change will also have no effect on the timing and future payment of the Group's dividends.

1.5) IFRS 2 – Share-based payments

The Group operates a number of share schemes, as described in the annual report for the year to 31 October 2005.

Under UK GAAP, costs were included within the financial statements for such schemes as required by UITFs 17 and 38 (Note 6; Annual Report & Accounts 2005). IFRS 2, "Share based payment", requires that the annual charge for such equity settled schemes be based on the fair value to the employee of share scheme options granted. In line with these requirements, schemes with an Earnings Per Share ("EPS") performance condition have been valued using a binomial valuation model. The fair value of options under schemes with a Total Shareholder Return ("TSR") performance condition have been valued using a simulation based valuation model.

Both the binomial and simulation models take into account factors such as dividend yield, interest rates and share price volatility over the vesting period of the share schemes. The fair value of the options which is charged to the income statement is therefore expected to be lower than the charge to the income statement under UK GAAP, which is based upon the full share price of the options at the date at which they are granted.

Accordingly, there is a £0.8m increase in profit before tax as compared to UK GAAP in the year ended 31 October 2005. This benefit has been recorded in the income statement on a straight line basis through the year, decreasing first half losses by £0.4m and increasing second half profits by £0.4m.

Under IFRS, creditors for shares to be issued under share schemes are held within reserves, as opposed to within trade payables under UK GAAP. Consequently, a creditor of £5.2m recognised under UK GAAP has been transferred to reserves at 31 October 2005 (2004: £1.8m).

The IFRS 2 charge is dependent upon the fair value of options at the grant date. Given the current increased share price of the Group in comparison to the prior year, it is expected that the fair value of future share option grants will be higher than for grants prior to 31 October 2005.

1.6) SIC 15 - Lease Incentives

Under UK GAAP, lease incentives are currently recognised over the period to the first market rent review. This is particularly common on retail properties where the landlord incentivises First Choice to enter into a standard fifteen year lease with a first market rent review typically after five years. IFRS (SIC 15) requires that lease incentives be spread over the entire lease term.

As a result of this change, the Group's IFRS balance sheet at 30 April 2005 and 31 October 2005 includes additional deferred income of £2.9m (31 October 2004: £2.8m). Profit before tax under IFRS has been decreased by £0.1m in the year to 31 October 2005 in comparison to UK GAAP.

1.7) IAS 12 – Income Taxes

Under IAS 12, "Income Taxes", the Group is required to calculate deferred taxation on temporary differences, using a balance sheet liability method, whereas UK GAAP required provision to be made only for taxable timing differences arising between accounting profit and loss and taxable profit recognition.

The impact on the IFRS balance sheet of IAS 12 at 31 October 2005 is as follows:

	Deferred tax assets	Deferred tax liabilities	Total
	£m	£m	£m
Deferred tax recognised under UK GAAP (Note 19; Annual Report & Accounts 2005)	**11.1**	**(18.3)**	**(7.2)**
New deferred tax items created by transition on:			
Share options in line with IFRS 2	2.8	-	2.8
Marketing and other direct costs of providing holidays in line with IAS 2 / IAS 38	21.2	-	21.2
Spreading of lease incentives under SIC - 15	0.8	-	0.8
Recognition of the pension scheme deficit	10.2	-	10.2
Spreading of special pension contributions	1.6	-	1.6
Unremitted earnings	-	(2.3)	(2.3)
Adjustments to fair value of fixed assets acquired in business combinations and in consolidation adjustments	-	(3.0)	(3.0)
Other deferred tax assets / (liabilities)	2.1	(0.2)	1.9
Deferred tax recognised under IFRS	**49.8**	**(23.8)**	**26.0**
Variance	**38.7**	**(5.5)**	**33.2**

The effective tax rate for the year to 31 October 2005 under IFRS is 29%. At present it is expected that the transition to IFRS will have no significant impact on the Group's effective tax rate going forward.

1.8) IAS 38 Goodwill amortisation

IAS 38, "Intangible Assets", requires that goodwill is no longer amortised through the Group income statement. Instead, goodwill held in the Group balance sheet is subject to an impairment test at the date of transition and then annually thereafter. Any impairment to the goodwill value is taken through the income statement in the period in which it occurs.

Under UK GAAP, goodwill amortisation of £11.8m was charged through the income statement in the period to 30 April 2005 (Note 6; Interim Report 2005) and £24.9m was charged in the full year (Note 6; Annual Report & Accounts 2005). No such charges are made in the income statement under IFRS in financial year 2005, therefore increasing profit before tax by these amounts in the respective accounting periods.

1.9) IFRS 3 – Intangibles acquired during business combinations

IFRS 3, "Business Combinations", requires that consideration paid in excess of the value of assets acquired be held in the balance sheet. As opposed to this balance all being deemed to be goodwill as was the case under UK GAAP, assets that meet the definition of an intangible asset (i.e. assets that are 'identifiable non-monetary assets without physical substance') must be identified, recognised separately from goodwill and amortised over the period to which benefits from such assets relate.

In line with IFRS 1, "First time adoption", the Group has decided not to restate, for the requirements of IFRS 3, business combinations and goodwill that arose prior to its date of transition to IFRS on 1 November 2004.

A review of material acquisitions made by the Group since 1 November 2004 for items that meet the definition of an intangible asset to be recognised under IFRS 3 has identified the following:

Intangible Asset	**Value under UK GAAP**	**Value re-stated under IFRS**	**Amortisation in 2005**	**Amortisation basis**
Goodwill	£68.9m	£60.9m	-	Not amortised
Brands	-	£3.8m	£0.1m	10 years
Customer lists	-	£1.7m	£0.3m	3 years
Order book at acquisition	-	£2.6m	£1.5m	Period to departure
Total	**£68.9m**	**£68.9m**	**£1.9m**	-

Although a number of intangible assets have been identified, the amortisation charge for these assets that has been recognised on acquisitions made during the year is not considered to be significant, being just 1.7% of headline profit before tax (£1.9m / £115.0m). The annualised amortisation charge on these assets will be around £2.4m, approximately 2.1% of the 2005 headline profit before tax (£2.4m / £115.0m). This is significantly lower than the amortisation on goodwill that was previously charged under UK GAAP of £24.9m (Note 6; Annual Report & Accounts 2005), which was 21.8% of headline profit before tax (£24.9m / £114.0m).

Whilst the Group believes that the valuation and subsequent amortisation of intangible assets will not have a sizable impact on the income statement, the annual amortisation charge going forward is extremely difficult to forecast accurately. The valuation of brand names of travel companies, whilst not considered to be a significant proportion of the value of the majority of travel businesses, will vary in value from entity to entity, as will the value of customer listings. The valuation of the order book at acquisition date will also be dependent on the travel season in which acquisition occurs, and no accurate expectation of the quantum of any intangible asset can be made until acquisition contracts become finalised.

1.10) IFRS 5 - Assets Held For Sale

IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", requires that non-current assets meeting the following four criteria should be classified as assets held for sale:

- There is a firm commitment to sell the asset.
- The asset is being actively marketed.
- The asset is available for immediate sale.
- There is an expectation that the sale will occur within 1 year.

The standard is applicable for accounting periods beginning on or after 1 January 2005. The Group has decided to early adopt the requirements of this standard from 1 November 2004, the date of transition to IFRS.

Assets affected by this across the Group are boats, yachts, properties and fonds de commerce (leases held over the operation of properties in France). Accordingly, re-classifications of £5.6m at 30 April 2005 and £9.0m at 31 October 2005 (31 October 2004: £2.1m) have been made in the IFRS balance sheet from property, plant and equipment to current assets. These assets are stated at the lower of book value and fair value less costs to sell.

Under IFRS 5, depreciation of these assets ceases from the date at which assets are deemed to be held for sale. This has improved the Group's underlying profit by £0.2m in the year ending 31 October 2005, with a £0.1m improvement in both the first half and second half of the year.

1.11) IAS 38 – Intangible Assets

Under IAS 38, "Intangible Assets", computer software that is 'not an integral part of the related hardware' should be separated out from other computer software and classed as an intangible asset. This is a change from the current approach under UK GAAP where all computer software is classed as a tangible fixed asset. A review has been performed to assess the impact of this across the Group and the relevant reclassifications of £11.6m and £13.0m from property, plant and equipment to intangible assets have been made in the IFRS balance sheet at 30 April and 31 October 2005 respectively (31 October 2004: £10.4m).

In the income statement, amortisation is now charged on computer software under IFRS as opposed to depreciation under UK GAAP. This will have no impact on profit before tax for the Group.

1.12) IAS 17 – Leases

Finance lease obligations due in less than one year of £19.4m at 30 April 2005 and £16.4m at 31 October 2005 (Note 17; Annual Report & Accounts 2005) have been re-classified from trade and other payables under UK GAAP to current interest bearing liabilities under IFRS.

Finance lease obligations due in greater than one year of £3.8m at 30 April 2005 and £2.5m at 31 October 2005 (Note 18; Annual Report & Accounts 2005) have been re-classified from creditors due in greater than one year under UK GAAP to non-current interest bearing liabilities under IFRS.

1.13) IAS 1 - Assets due to be received / liabilities due to be paid in greater than one year

The Group has previously classified accommodation prepayments paid more than one year in advance as current debtors. IAS 1, "Presentation of Financial Statements", states four criteria by reference to which an item may be classified as a current asset. Having reviewed these criteria, such prepayments are more appropriately classified as non-current assets.

Accordingly, £52.5m and £52.3m have been re-classified as non-current assets at 30 April and 31 October 2005 respectively (31 October 2004: £38.7m).

The Group has also previously disclosed all aircraft maintenance provisions as being non-current liabilities. Again having reviewed the criteria of IAS 1, it is more appropriate to classify some of these provisions as current liabilities.

Accordingly, £18.4m and £21.3m have been re-classified as current liabilities at 30 April and 31 October 2005 respectively (31 October 2004: £14.8m).

1.14) IAS 19 – Employee Benefits (Disclosure of cost of employee pension schemes)

Previously, under UK GAAP, all pension costs have been charged as cost of sales through the Group income statement. This is in accordance with the requirements of SSAP 24.

Utilising an option given in IAS 19, in order to give the most beneficial information to users of the financial statements, the Group has disclosed the interest cost on defined benefit pension schemes (defined by IAS 19 as 'the increase during a period in the present value of a defined benefit obligation') as an interest expense. The return on plan assets of defined benefit pension schemes attained during the financial year has also been re-classified as interest income.

Accordingly, the following adjustments have been made to the Group income statement:

- For the six months to 30 April 2005, the return on plan assets during the period of £1.5m and the interest cost on defined benefit pension obligations of £1.9m have been re-classified as interest income and expense respectively.

- For the year ended 31 October 2005, the return on plan assets during the year of £3.0m and the interest cost on defined benefit pension obligations of £3.8m have been re-classified as interest income and expense respectively.

2. IMPACT OF IFRS AT 1 NOVEMBER 2004

The Group has calculated that at the date of transition to IFRS, 1 November 2004, net assets were reduced by £61.3m (12.6%). The most significant changes to the balance sheet values are:

- An increase in net assets of £19.4m as the 2004 final dividend had not been approved at the date of transition, 1 November 2004, and therefore will not be included in the balance sheet as a creditor at that date.

- A reduction of net assets by £30.8m for bringing the deficit on defined benefit pension schemes onto the balance sheet.

- A reduction in net assets of £69.9 million in respect of the timing of recognition of costs associated with the provision of holidays (including brochure costs) that were recognised under UK GAAP when the associated revenue was accounted for, but which must be expensed as incurred under IFRS.

- An increase in net assets of £27.7m due to the implementation of IAS 12, "Income Taxes", and the tax effect of adjustments to the balance sheet.

The reduction in net assets of £61.3m has increased by £5.3m from the £56.0m reduction as set out in the Group's previous IFRS press release of 26 October 2005.

The updated IFRS Group balance sheet at the date of transition, 1 November 2004, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

3. IFRS BALANCE SHEET AT 1 NOVEMBER 2005 AS RE-STATED FOR THE REQUIREMENTS OF IAS 32 AND IAS 39

The Group is required to implement IAS 32, "Financial Instruments: Disclosure and Presentation", and IAS 39, "Financial Instruments: Recognition and Measurement" at 1 November 2005. The introduction of these standards will not change the Group's hedging strategy.

The balance sheet at 1 November 2005 has been re-stated to incorporate the requirements of these IFRS. Two significant adjustments have been made which are summarised below:

3.1) Fair valuation of derivative financial instruments

IAS 32 and IAS 39 require that all derivative financial instruments are carried on the balance sheet at fair value. These financial instruments are be marked to market at each reporting date with movements in fair value taken through the income statement unless strict requirements relating to hedge accounting are met. Processes and controls are already in place throughout the Group to ensure that the detailed requirements of these standards are adhered to.

At 1 November 2005, the impact of these changes on the IFRS Group balance sheet is as follows:

- Fair value of derivative financial assets now recognised on the balance sheet is £23.0m.
- Fair value of derivative financial liabilities now recognised on the balance sheet is £18.9m.
- Unrealised fair value gains included within the hedging reserve are £4.1m (Note 22; 2005 Annual Report & Accounts).

3.2) Valuation of monetary items at a spot exchange rate

IAS 32 and IAS 39 require that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date.

Many businesses within the Group already translate at the closing spot exchange rate at each reporting date. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to increase net assets by £8.7m at 1 November 2005.

The impact of these two adjustments is to increase net assets by £12.8m. An associated deferred tax liability of £3.9m is also recognised, giving an increase to net assets of £8.9m.

A full reconciliation showing the impact of these adjustments on the IFRS Group balance sheet at 1 November 2005 can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

23 March 2006

FIRST CHOICE HOLIDAYS PLC
AGM STATEMENT

At the Annual General Meeting to be held in London today, the Chairman, Sir Michael Hodgkinson, will make the following trading update:

Trading update

I am pleased to announce that trading for the 2005/06 financial year is progressing in line with our expectations against a background in which certain segments of the marketplace are experiencing tougher trading conditions. Our unique business model allows us to align capacity to match profitable demand, while managing our cost base.

Mainstream Holidays Sector

Our Mainstream Holidays Sector is performing well and the re-mixing of its business model into differentiated medium and long-haul holidays continues to progress to plan.

Winter 05/06

For the Winter season, revenues are 6% higher than last year reflecting stronger pricing and the impact of re-mixing the business. Capacity has been reduced by 8% year-on-year with a 15% cut in short and medium-haul destinations. Margin performance, after absorbing increased fuel costs, is in line with our expectations. This has been driven by increasing the proportion of Winter holidays sold via our own controlled distribution channels, particularly online, by 9 percentage points to 57%. For the remainder of the Winter season, we have a similar number of holidays left to sell as at the same point last year.

Summer 06

For Summer 2006, revenues are 3% higher than last year again reflecting stronger pricing and the remixing of the business. This good performance in the early part of the key booking season was achieved despite a number of negative external factors, including the outbreak of bird flu in Turkey, which impacted demand in January. Over the last four weeks revenues have been tracking in line with last year. We have reduced our capacity for the Summer by 5% year-on-year and bookings for inclusive tour packages are currently tracking 5% down. The capacity reductions have been focused on the low season (May and June). Margins are in line with our expectations and ahead of last year, having absorbed incremental fuel costs. Our control of distribution is even greater for the Summer with 68% of our package holiday bookings to date being made through our own channels, an increase of 8 percentage points year on year. For the remainder of the Summer season, we have less holidays to sell than at the same time last year.

Specialist Holidays Sector

Winter 05/06

Our North American business has had a strong Winter (the peak season for this business) with revenues up 4% on flat bookings. Our flexibility means that we have been able to move capacity away from the hurricane hit area of Cancun and offer our customers increased capacity in unaffected areas.

Turkey and Egypt are amongst the key destination markets for many of our European Specialist businesses. Since the terrorist bombings last Summer, we have been reducing low season capacity in these markets and offering holidays to alternative destinations in anticipation of tougher trading conditions. Overall, capacity in this division for Winter has been reduced by 20% while revenues are down 9% on reduced bookings of 16%.

Summer 06

The Summer season in Europe has been on sale since the beginning of the calendar year and as we anticipated has started slowly. Accordingly, we have cut capacity to appropriate levels to match expected profitable demand. To date revenues are down 11% with bookings down 14%.

The European business model has a highly variable cost base and so revenue shortfalls have a minimal effect on margin. Margins, are strong in many of the key destination markets for the Summer (Morocco, Greece, Egypt) and overall margins in the Specialist Holidays Sector are currently in line with our expectations.

Activity Holidays Sector

Our Activity Sector is performing well for both Winter and Summer with revenues across all the divisions ahead of the previous year by 12% for Winter and 8% for Summer on a like-for-like basis and margins in line with our expectations.

Online Destination Services

Volumes and prices in all routes to market in our Online Destination Services Sector are strong for both Winter and Summer. We are pleased to announce that Hotelopia, our B2C accommodation provider, has recently won the contract to provide online accommodation services for Spanair that is scheduled to commence in the Summer.

Current Trading

y-o-y variation%		Winter 05/06 Sales	Winter 05/06 Customers	Summer 06 Sales	Summer 06 Customers
Mainstream*					
	Short haul	-20	-24	-4	-7
	Medium haul	-9	-12	-4	-11
	Long haul	+47	+39	+33	+23
Total		**+6**	**-7**	**+3**	**-5****
Capacity			*-8*		*-5*
Specialist					
	Europe	-9	-16	-12	-15
	North America***	+4	flat	+32	+57
Total		**-3**	**-10**	**-11**	**-14**
Activity					
	Marine	+10	n/a	+2	n/a
	Adventure***	+12	n/a	+20	n/a
	Ski	+14	n/a	+18	n/a
Total		**+12**	**n/a**	**+8**	**n/a**
Online Destination Services		**Sales**	**Bednights**	**Sales**	**Bednights**
Online					
	Hotelbeds	+37	+29	+38	+60
	Bedsonline	+155	+106	+150	+118
	Hotelopia	+134	+214	+52	+46
Total		**+77**	**+73**	**+47**	**+62**

Notes:
* These statistics reflect inclusive tour sales only from GB up until 19th March.
** According to AC Nielsen Traveltrack data for February 2006, the UK market as a whole for advanced package holiday cumulative bookings for Summer 2006 was down 7.6% with the four major UK tour operators down 4.4%.
*** These statistics exclude FY05 and FY06 acquisitions.

The integration and restructuring actions we are taking in the US businesses acquired in December 2005 and January 2006 are progressing well.

A further trading statement will be made to the market on Wednesday 26th April 2006, prior to entering our pre-close period.

Conclusion

We remain confident that our business model will allow us to continue to make progress this year towards our 5% operating margin target and are satisfied with the progress we have made so far in 2005/06. The introduction of our new long-haul service in the Mainstream Holidays Sector is proving very popular with our customers and we have a strong pipeline of acquisition opportunities in niche growth segments of the travel market that we are actively pursuing.

Sir Michael Hodgkinson
Chairman

Enquiries

First Choice Holidays PLC

Peter Long, Chief Executive	Tel: 01293 588 530
Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau	Tel: 020 7796 4133
Michael Sandler	

First Choice Holidays PLC
Where leisure travels further

FIRST CHOICE HOLIDAYS PLC

ANNUAL GENERAL MEETING HELD ON 23 MARCH 2006

First Choice Holidays PLC shareholders approved all the resolutions put to the Annual General Meeting in London today

Proxy votes received prior to the meeting:

RESOLUTION	FOR		DISCRETIONARY		AGAINST		ABSTAIN		TOTAL VOTE	
	NO. OF CARDS	NO. OF VOTES	NO. OF CARDS	NO. OF VOTES	NO. OF CARDS	NO. OF VOTES	NO. OF CARDS	NO. OF VOTES	NO. OF VOTES	% VOTE IN FAVOUR*
1 - Report & Accounts	815	355,603,101	107	183,630	4	183,574	11	5,803,927	361,774,232	98.34%
2 - Directors' Remuneration	719	330,229,554	114	214,872	70	14,812,275	40	16,517,531	361,774,232	91.34%
3 - Final Dividend	825	361,596,762	102	170,849	3	6,621	0	0	361,774,232	99.99%
4 - Sir Michael Hodgkinson	784	359,403,033	110	178,044	30	2,186,898	7	6,257	361,774,232	99.39%
5 - Dermot Blastland	789	360,862,726	111	185,557	26	721,408	5	4,541	361,774,232	99.80%
6 - Clare Chapman	782	361,023,076	111	186,275	31	556,295	7	8,586	361,774,232	99.84%
7 - Susan Hooper	779	355,904,520	113	188,108	30	1,888,646	11	3,792,958	361,774,232	98.42%
8 - Jeremy Hicks	781	360,523,829	116	190,992	26	1,051,231	8	8,180	361,774,232	99.71%
9 - Giles Thorley	766	360,920,378	120	282,876	30	550,424	15	20,554	361,774,232	99.84%
10 - Re-appoint Auditors	786	361,448,702	113	273,520	22	45,958	9	6,052	361,774,232	99.99%
11 - Allot Shares	755	358,112,599	120	283,251	40	3,348,600	24	29,782	361,774,232	99.07%
12 - Shares for Cash	743	358,745,085	121	291,292	32	134,130	36	2,603,725	361,774,232	99.24%
13 - Articles	732	358,521,553	118	278,621	44	91,111	40	2,882,947	361,774,232	99.18%
14 - Repurchase shares	788	361,445,377	117	299,696	12	14,057	13	15,102	361,774,232	99.99%
15 - Articles-treasury shares	754	359,293,727	124	295,560	18	34,254	38	2,150,691	361,774,232	99.40%

* Including Discretionary

Share Capital: 529,806,561

23 March 2006

FIRST CHOICE HOLIDAYS PLC

NON-EXECUTIVE DIRECTOR

At the AGM held in London this morning, the Chairman, Sir Michael Hodgkinson made the following statement about the Board's Senior Independent Director, Tony Campbell:

Although Tony Campbell, our Senior Independent Director, is not required to be re-elected at this meeting, it is right that I should draw attention to the fact that he will have completed nine years' service on the Board on 1 April 2006. At that point the Combined Code on Corporate Governance will oblige the Board to state its reasons for continuing to regard Mr Campbell as independent in the execution of his duties as a Non-Executive Director. The Board is pleased that Mr Campbell has indicated that, at the Board's request, he is prepared to serve for a further period of approximately one year to maintain an appropriate level of experience of the Company's affairs in a Board which has been substantially refreshed during the last 18 months by the appointment of four new Non-Executive Directors. His contribution to strategic debate and his wide experience of the retail sector and other leisure activities is of particular value to the Board.

Sir Michael Hodgkinson
Chairman

IFRS Update

Back

First Choice Holidays PLC will provide a further update in relation to the transition of the Group to International Financial Reporting Standards (IFRS) on Thursday 23 March 2006. A conference call for analysts will take place at 9.00am on that day. Dial in numbers for the call are:

UK local call dial in number: 0845 140 0173
Standard international dial in number: +44 (0) 1452 568 060
Conference ID: 6657280

A recording of the conference call will be available for 30 days after the event on the following numbers:

UK local call dial in number: 0845 245 5205
Standard international dial in number: +44 (0) 1452 550 000
Conference ID: 6657280#

Enquiries:

Jessica Rouleau
Hudson Sandler
Telephone: 020 7796 4133

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18 January 2006

FIRST CHOICE HOLIDAYS PLC (FIRST CHOICE)

COMPLETION OF ACQUISITION OF INTRAV, INC. (INTRAV) FROM KUONI HOLDING DELAWARE, INC.

First Choice has completed the acquisition of INTRAV from Kuoni Holding Delaware, Inc. for a total consideration of £36m (US$63.5m). INTRAV is a US based leisure travel group specialising in small ship adventure travel, European river cruises, private jet expeditions and premium escorted tours worldwide.

As part of the acquisition, First Choice acquired four ships, two high specification expedition cruise ships and two coastal cruising ships and in its announcement on 8 December 2005 First Choice stated that it was in discussion to sell the two US coastal cruising ships. The Group is pleased to announce that it has also completed the sale of the two coastal cruising ships to Cruise West, a US family owned small-ship cruise line for £9.5m ($16.5m). This gives a net consideration, therefore, of £26.6m ($47m).

The two ships that First Choice is retaining have a market value of £17m ($30m) and generated revenues of £13.8m ($24.3m) in the twelve months to 31 December 2005. The INTRAV, premium escorted tours business, including European river cruises and private jet expeditions generated revenues of £15.9m ($28.1m).

Commenting on the completion of the acquisition, Peter Long, Chief Executive said: "I am delighted that we have completed the acquisition. Having acquired the Grand Expeditions group of companies in December, the premium escorted tours business of INTRAV fits perfectly within this portfolio and will benefit from being a part of it. The expedition cruise market is also a key growth area for us and we will now be able to maximise the opportunities that these high specification expedition cruise ships provide us with."

Enquiries:

First Choice Holidays PLC

Peter Long, Chief Executive	Tel: 01293 588 530
Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Analysts:	Tel: 01293 588 058
Andy Jones, Director Planning and Financial Control	
Press:	
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944
Hudson Sandler	Tel: 020 7796 4133
Michael Sandler	
Elizabeth Young	

2007 DEC 17 A 11:24

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A1: PRESS RELEASES

TUI AG

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20071114_investigation_frenzel.html

Statement on discontinuation of investigation proceedings by Düsseldorf department of public prosecution

Hanover, November 14, 2007

The investigation proceedings initiated by Düsseldorf department of public prosecution against, among others, Dr Michael Frenzel and Rainer Feuerhake almost five years ago in connection with the insolvency of Babcock Borsig AG and the sale of the share in HDW has now been dismissed against Dr Frenzel subject to the payment of a sum of money pursuant to the relevant German legislation (Section 153 a stop). The outcome of the proceedings against Mr. Feuerhake is still undecided.

Discontinuation of the investigation proceedings does not involve any determination of guilt whatsoever. Dr Michael Frenzel has – on request of the Executive Committee of the Supervisory Board – agreed to the solution proposed by the prosecutor in order to put an end to the prolonged investigation proceedings, which have also placed a strain on TUI AG.

836 characters

Press contact:
Uwe Kattwinkel, phone + 49 (0) 511 566 1417
Robin Zimmermann, phone +49 (0) 511 566 1488

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20071108_horst_baier.html

Supervisory Board passes resolution on Executive Board personnel matters

Hannover, November 8, 2007

TUI AG's Supervisory Board has, at its meeting today, extended the contract of Dr Michael Frenzel (60) until 31 March 2012. The contracts of Chief Financial Officer Rainer Feuerhake (63) and Executive Board Member for Human Resources and Legal Affairs Dr Peter Engelen (51) were also renewed, until 31 March 2011 and 31 August 2013 respectively. In addition, Horst Baier (51) was appointed a full member of the Executive Board with immediate effect. His contract runs until 8 November 2010. Mr Baier is responsible for the Controlling division, which was headed by Christoph R. Mueller until the beginning of September.

Peter Long (55) will in future be the sole representative of the Tourism division on the TUI Executive Board. Peter Rothwell has stood down from the Executive Board with immediate effect. The Supervisory Board thanked Mr Rothwell, who will in the future be focusing on his responsibilities with TUI Travel PLC, for his services.

954 characters

Press contact:
Uwe Kattwinkel, phone: +49 (0) 511 566 1417
Robin Zimmermann, phone: +49 (0) 511 566 1488

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20071108_third_quarter.html

Operational earnings in the third quarter up by around 45 per cent / Earnings well up in the Tourism division / Shipping results reveal turnaround / Considerable rise in total earnings 2007 expected

Hanover, November 8, 2007

In the third quarter of the 2007 financial year, TUI AG made considerable gains in its operational business and was able to increase its underlying combined divisional earnings (underlying EBITA) to 830 million euros, up 44.9 per cent on the same quarter the previous year. Growth was also achieved during the period January to September. The company's cumulative, underlying combined divisional earnings to the end of September were up 3.4 per cent at 622 million euros. All of the Group's divisions (Tourism, Shipping and Central Services) improved their earnings in the third quarter. In the third quarter of 2007, consolidated Group profits rose by 53.3 per cent to 459.7 million euros. Even after nine months, Group profits were still well up.

Cumulative consolidated earnings to the end of September were 421.7 million euros, equivalent to an increase of 70 per cent. In the third quarter, undiluted earnings per share rose by 57.8 per cent to 1.72euros. After nine months, undiluted earnings per share reached 1.43 euros (+72.3 per cent). TUI AG also saw growth in turnover. In the third quarter, combined divisional turnover totalled 7.4 billion euros, 9.8 per cent up year-on-year for the quarter. As at the end of September, TUI AG had achieved year-on-year turnover growth of 2.8 per cent. At the end of the first nine months of the 2007 financial year, net debt totalled 3.0 billion euros (having been 3.2 billion euros at the end of 2006).

"All things considered, our Tourism division had a strong third quarter and we have managed to bottom out in Shipping," said TUI's Chief Executive Officer Dr Michael Frenzel. He went on: "The greater earnings from our Shipping division are partly the result of an increase in efficiency achieved by the takeover of CP Ships." In view of the fact that the two operational divisions, Tourism and Shipping, performed well - as expected - in the third quarter of 2007, the Executive Board is optimistic about the year as a whole. Overall, the tourism operations are expected to match underlying earnings of 2006 (2006: 401 million euros). It is to be assumed that no additional positive profit contribution will be generated in the period from September to December taking into account of the profit contribution of First Choice due to seasonal reasons. A marked year-on-year increase in earnings from Shipping is expected. On present trends, Central Operations will achieve year-on-year growth, taking into account of the current positive effects of the valuation of foreign currency transactions. As with the expected growth in the operational divisions, it is assumed that there will also be a substantial year-on-year rise in consolidated Group earnings.

Detailed look at the Tourism division

Tourism showed a good performance in the third quarter, which is traditionally the most important. Turnover was, at 5.8 billion euros, up 12.2 per cent year-on-year. The third quarter saw First Choice being fully consolidated for the first time - in September - and contributing 500 million euros to tourism turnover. Adjusted for the portion of turnover attributable to First Choice, turnover from tourism rose by 2.6 per cent in the third quarter. As at the end of September,

Tourism had achieved turnover of some 12 billion euros (+6.3 per cent). Adjusted for First Choice's contribution and for turnover generated by the business travel activities sold off in the first quarter of 2006, turnover at the nine-month mark was up by 2.5 per cent year-on-year.

Adjusted for extraordinary items totalling 50 million euros, tourism underlying earnings for the third quarter rose by 14.6 per cent to 681 million euros (underlying EBITA). The marked improvement in earnings is chiefly attributable to the recovery seen in the French market, higher hotel earnings, and - despite difficult market conditions - a substantial contribution to operational earnings by the British market. If First Choice's contribution to earnings for September - an item which was of course absent from the previous year's results - is stripped out, the third quarter of 2007 also showed a marked increase (8.8 per cent) in underlying earnings. Underlying earnings for the first nine months fell by 4.0 per cent to 502 million euros. Earnings for the first nine months of 2007 were 10,7 per cent down on figures for the equivalent period the previous year if First Choice's contribution to earnings is stripped out.

Detailed look at the Shipping division

Owing to considerable growth in container-shipping volumes transported, and to the recovery seen in freight rates, turnover from the Shipping division rose by 6.3 per cent to 1.6 billion euros in the third quarter of 2007, despite the persistently weak US dollar. The period January to September saw turnover down to 4.6 billion euros, a decline of 2.3 per cent. Container shipping, which enjoyed growth of 5.5 per cent in the third quarter but whose nine-month figures showed a 2.8 per cent decline, accounted for the largest portion of turnover from this division. Hapag-Lloyd Cruises succeeded in increasing turnover by 40.6 per cent during the third quarter of 2007, and by 13.1 per cent for the first nine months.

Overall, underlying earnings (underlying EBITA) from the Shipping division in the third quarter of 2007 were, at 115 million euros, well up on the equivalent figures from the previous year (9 million euros). Despite the weak first half of the year, the underlying nine-month earnings were up 14.3 per cent to 88 million euros. This enabled the substantially better third quarter of 2007 to fully offset the difficult first half-year, with its market-related problems.

The Hapag-Lloyd container line achieved volume growth of 12.4 per cent in the third quarter. Cumulative gains in transported volume for the first nine months stood at 9.9 per cent. Average freight rates in the third quarter are well up, and for the first time this year the rate level was back above that for the equivalent period in the previous year. During the period January to September, the freight rates were, however, still 4.2 per cent behind year-on-year, whereas the rate level is continuing to improve in the current year.

Detailed look at Central Operations

Turnover in Central Services fell markedly both in the third quarter of 2007 and for the nine months ending 30 September (-95.7 per cent and -88.2 per cent respectively). The main reason for this is that turnover generated by the sale of TUI's stake in Wolf GmbH in October 2006 was of course absent from the 2007 figures. In the 2007 financial year, the TUI Group has no more operations to be discontinued (as defined by the IFRS). The underlying earnings (underlying EBITA) from Central Services rose year-on-year by 64 million euros to 34 million euros in the third quarter of 2007. This increase in earnings was mainly driven by the positive earnings from the valuation of foreign exchange transactions to hedge future cash flows. In the first nine months there was also an increase in adjusted earnings, which were up 61 million euros to 32 million euros.

Bookings figures for Tourism

The TUI Tourism operations incorporated into TUI Travel as a result of the merger with First Choice closed the 2007 summer season with year-on-year increases of four and six per cent for booked turnover and customer numbers respectively. Bookings for the winter season 2007/2008 that began on 1 November have started well. Booked turnover, including bookings in First Choice's mainstream activities, is currently eight per cent up year-on-year, with customer numbers six per cent higher.

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Operational earnings in the third quarter up by around 45 per cent / Earnings well up in the Tourism division / Shipping results reveal turnaround / Considerable rise in total earnings 2007 expected

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
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Hanover, 8 November 2007. In the third quarter of the 2007 financial year, TUI AG made considerable gains in its operational business and was able to increase its underlying combined divisional earnings (underlying EBITA) to 830 million euros, up 44.9 per cent on the same quarter the previous year. Growth was also achieved during the period January to September. The company's cumulative, underlying combined divisional earnings to the end of September were up 3.4 per cent at 622 million euros. All of the Group's divisions (Tourism, Shipping and Central Services) improved their earnings in the third quarter. In the third quarter of 2007, consolidated Group profits rose by 53.3 per cent to 459.7 million euros. Even after nine months, Group profits were still well up. Cumulative consolidated earnings to the end of September were 421.7 million euros, equivalent to an increase of 70 per cent. In the third quarter, undiluted earnings per share rose by 57.8 per cent to 1.72euros. After nine months, undiluted earnings per share reached 1.43 euros (+72.3 per cent). TUI AG also saw growth in turnover. In the third quarter, combined divisional turnover totalled 7.4 billion euros, 9.8 per cent up year-on-year for the quarter. As at the end of September, TUI AG had achieved year-on-year turnover growth of 2.8 per cent. At the end of the first nine months of the 2007 financial year, net debt totalled 3.0 billion euros (having been 3.2 billion euros at the end of 2006).

"All things considered, our Tourism division had a strong third quarter and we have managed to bottom out in Shipping," said TUI's Chief Executive Officer Dr Michael Frenzel. He went on: "The greater earnings from our Shipping division are partly the result of an increase in efficiency achieved by the takeover of CP Ships." In view of the fact that the two operational divisions, Tourism and Shipping, performed well – as expected – in the third quarter of 2007, the Executive Board is optimistic about the year as a whole. Overall, the tourism operations are expected to match underlying earnings of 2006 (2006: 401 million euros). It is to be assumed that no additional positive profit contribution will be generated in the period from September to December taking into account of the profit contribution of First Choice due to seasonal reasons. A marked year-on-year increase in earnings from Shipping is

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expected. On present trends, Central Operations will achieve year-on-year growth, taking into account of the current positive effects of the valuation of foreign currency transactions. As with the expected growth in the operational divisions, it is assumed that there will also be a substantial year-on-year rise in consolidated Group earnings.

Detailed look at the Tourism division

Tourism showed a good performance in the third quarter, which is traditionally the most important. Turnover was, at 5.8 billion euros, up 12.2 per cent year-on-year. The third quarter saw First Choice being fully consolidated for the first time – in September – and contributing 500 million euros to tourism turnover. Adjusted for the portion of turnover attributable to First Choice, turnover from tourism rose by 2.6 per cent in the third quarter. As at the end of September, Tourism had achieved turnover of some 12 billion euros (+6.3 per cent). Adjusted for First Choice's contribution and for turnover generated by the business travel activities sold off in the first quarter of 2006, turnover at the nine-month mark was up by 2.5 per cent year-on-year.

TUI AG
Investor Relations
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30625 Hannover

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Adjusted for extraordinary items totalling 50 million euros, tourism underlying earnings for the third quarter rose by 14.6 per cent to 681 million euros (underlying EBITA). The marked improvement in earnings is chiefly attributable to the recovery seen in the French market, higher hotel earnings, and – despite difficult market conditions – a substantial contribution to operational earnings by the British market. If First Choice's contribution to earnings for September – an item which was of course absent from the previous year's results – is stripped out, the third quarter of 2007 also showed a marked increase (8.8 per cent) in underlying earnings. Underlying earnings for the first nine months fell by 4.0 per cent to 502 million euros. Earnings for the first nine months of 2007 were 10,7 per cent down on figures for the equivalent period the previous year if First Choice's contribution to earnings is stripped out.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
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Detailed look at the Shipping division

Owing to considerable growth in container-shipping volumes transported, and to the recovery seen in freight rates, turnover from the Shipping division rose by 6.3 per cent to 1.6 billion euros in the third quarter of 2007, despite the persistently weak US dollar. The period January to September saw turnover down to 4.6 billion euros, a decline of 2.3 per cent. Container shipping, which enjoyed growth of 5.5 per cent in the third quarter but whose nine-month figures showed a 2.8 per cent decline, accounted for the largest portion of turnover from this division. Hapag-Lloyd Cruises succeeded in increasing turnover by 40.6 per cent during the third quarter of 2007, and by 13.1 per cent for the first nine months.

Overall, underlying earnings (underlying EBITA) from the Shipping division in the third quarter of 2007 were, at 115 million euros, well up on the equivalent figures from the previous year (9 million euros). Despite the weak first half of the year, the underlying nine-month earnings were up 14.3 per cent to 88 million euros. This enabled the substantially better third quarter of 2007 to fully offset the difficult first half-year, with its market-related problems.

The Hapag-Lloyd container line achieved volume growth of 12.4 per cent in the third quarter. Cumulative gains in transported volume for the first nine months stood at 9.9 per cent. Average freight rates in the third quarter are well up, and for the first time this year the rate level was back above that for the equivalent period in the previous year. During the period January to September, the freight rates were, however, still 4.2 per cent behind year-on-year, whereas the rate level is continuing to improve in the current year.

Detailed look at Central Operations

Turnover in Central Services fell markedly both in the third quarter of 2007 and for the nine months ending 30 September (-95.7 per cent and -88.2 per cent respectively). The main reason for this is that turnover generated by the sale of TUI's stake in Wolf GmbH in October 2006 was of course absent from the 2007 figures. In the 2007 financial year, the TUI Group has no more operations to be discontinued (as defined by the IFRS). The underlying earnings (underlying EBITA) from Central Services rose year-on-year by 64 million euros to 34 million euros in the third quarter

of 2007. This increase in earnings was mainly driven by the positive earnings from the valuation of foreign exchange transactions to hedge future cash flows. In the first nine months there was also an increase in adjusted earnings, which were up 61 million euros to 32 million euros.

Bookings figures for Tourism

The TUI Tourism operations incorporated into TUI Travel as a result of the merger with First Choice closed the 2007 summer season with year-on-year increases of four and six per cent for booked turnover and customer numbers respectively. Bookings for the winter season 2007/2008 that began on 1 November have started well. Booked turnover, including bookings in First Choice's mainstream activities, is currently eight per cent up year-on-year, with customer numbers six per cent higher.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

<u>Contact:</u>

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

Turnover by divisions

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Tourism	5,792.8	5,160.8	+ 12.2	12,028.3	11,312.9	+ 6.3
Central Europe	2,161.2	2,137.5	+ 1.1	4,797.5	4,597.2	+ 4.4
Northern Europe	1,710.0	1,743.4	- 1.9	3,766.0	3,893.3	- 3.3
Western Europe	1,179.4	1,069.9	+ 10.2	2,439.3	2,306.3	+ 5.8
Incoming agencies	115.3	108.4	+ 6.4	223.7	197.1	+ 13.5
Other tourism	–	3.2	–	–	70.9	–
First Choice Holidays[1]	500.1	–	–	500.1	–	–
TUI Hotels & Resorts	126.8	98.4	+ 28.9	301.7	248.1	+ 21.6
Shipping	1,606.8	1,511.0	+ 6.3	4,644.7	4,756.4	- 2.3
Central operations	2.9	67.9	- 95.7	20.4	172.5	- 88.2
Continuing operations	**7,402.5**	**6,739.7**	**+ 9.8**	**16,693.4**	**16,241.8**	**+ 2.8**
Discontinuing operations	–	–	–	–	401.0	–
Turnover by divisions	**7,402.5**	**6,739.7**	**+ 9.8**	**16,693.4**	**16,642.8**	**+ 0.3**

[1] September only

TUI AG
Investor Relations
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30625 Hannover

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Earnings by divisions Q3 (EBITA)

€ million	Q3 2007	Q3 2006	Var. %	Q3 2007 Underlying	Q3 2006 Underlying	Var. %
Tourism	631	584	+ 8.0	681	594	+ 14.6
Central Europe	141	173	- 18.5	146	175	- 16.6
Northern Europe	239	235	+ 1.7	257	235	+ 9.4
Western Europe	108	67	+ 61.2	110	74	+ 48.6
Incoming agencies	32	29	+ 10.3	32	29	+ 10.3
Other tourism	0	- 3	–	–	- 2	–
First Choice Holidays[1]	10	–	–	35	–	–
TUI Hotels & Resorts	101	83	+ 21.7	101	83	+ 21.7
Shipping	103	- 25	n. m.	115	9	n. m.
Central operations	34	- 30	n. m.	34	- 30	n. m.
Continuing operations	**768**	**529**	**+ 45.2**	**830**	**573**	**+ 44.9**
Discontinuing operations	–	6	–	–	–	–
Earnings by divisions (EBITA)	**768**	**535**	**+ 43.6**	**830**	**573**	**+44.9**

[1] September only

Earnings by divisions 9M (EBITA)

€ million	9M 2007	9M 2006	Var. %	9M 2007 Underlying	9M 2006 Underlying	Var. %
Tourism	407	653	- 37.7	502	523	- 4.0
Central Europe	84	137	- 38.7	100	145	- 31.0
Northern Europe	84	186	- 54.8	130	186	- 30.1
Western Europe	51	28	+ 82.1	59	33	+ 78.8
Incoming agencies	46	46	0.0	46	46	0.0
Other tourism	0	146	–	–	- 3	–
First Choice Holidays[1]	10	–	–	35	–	–
TUI Hotels & Resorts	132	110	+ 20.0	132	116	+ 13.8
Shipping	257	- 91	n. m.	88	77	+ 14.3
Central operations	26	- 14	n. m.	32	- 29	n.m.
Continuing operations	**690**	**548**	**+ 25.9**	**622**	**571**	**+ 8.9**
Discontinuing operations	–	29	–	–	30	–
Earnings by divisions (EBITA)	**690**	**577**	**+ 19.6**	**622**	**601**	**+ 3.5**

[1] September only

Consolidated profit and loss statement

€ million		Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover		7,402.5	6,739.7	+ 9.8	16,693.4	16,241.8	+ 2.8
Cost of sales		6,301.3	5,911.2	+ 6.6	15,454.0	15,042.5	+ 2.7
Gross profit		**1,101.2**	**828.5**	**+ 32.9**	**1,239.4**	**1,199.3**	**+ 3.3**
Administrative expenses		388.9	335.6	+ 15.9	875.7	969.3	- 9.7
Other income/other expenses		27.0	11.7	+ 130.8	276.3	264.0	+ 4.7
Impairment of goodwill		33.6	0.0	–	33.6	0.0	–
Financial result		- 78.0	- 55.5	- 40.5	- 194.0	- 156.4	- 24.0
- Financial income		62.2	42.0	+ 48.1	148.3	139.7	+ 6.2
- Financial expenses		140.2	97.5	+ 43.8	342.3	296.1	+ 15.6
Result from companies measured at equity		30.4	24.2	+ 25.6	50.9	40.1	+ 26.9
Earnings before income taxes		**658.1**	**473.3**	**+ 39.0**	**463.3**	**377.7**	**+ 22.7**
Reconciliation to underlying earnings:							
Earninges before income taxes		658.1	473.3	+ 39.0	463.3	377.7	+ 22.7
Interest result and earnings from the valuation of interest hedges		76.0	56.0	+ 35.7	192.6	170.7	+ 12.8
Impairment of goodwill		33.6	0.0	–	33.6	0.0	–
EBITA from continuing operations[1]		767.7	529.3	+ 45.0	689.5	548.4	+ 25.7
Adjustments:							
Gains on disposals		*- 7.9*	*1.0*		*- 200.7*	*- 162.0*	
Restructuring expenses		*4.8*	*- 1.8*		*16.2*	*73.9*	
Purchase price allocation		*35.3*	*19.6*		*76.2*	*60.7*	
Other one-off items		*29.6*	*25.2*		*40.6*	*65.4*	
Revaluation of convertible options		*0.0*	*0.0*		*0.0*	*- 15.0*	
Underlying EBITA from continuing operations		**829.5**	**573.3**	**+ 44.7**	**621.8**	**571.4**	**+ 8.8**
Earnings before income taxes		658.1	473.3	+ 39.0	463.3	377.7	+ 22.7
Income taxes		198.4	176.7	+ 12.3	41.6	145.8	- 71.5
Earnings from continuing operations		**459.7**	**296.6**	**+ 55.0**	**421.7**	**231.9**	**+ 81.8**
Earnings from discontinuing operations		0.0	3.2	–	0.0	16.2	–
Group profit		**459.7**	**299.8**	**+ 53.3**	**421.7**	**248.1**	**+ 70.0**
- attributable to shareholders of TUI AG		438.6	273.4	+ 60.4	377.8	208.3	+ 81.4
- attributable to minority interests		21.1	26.4	- 20.1	43.9	39.8	+ 10.3
Group profit		**459.7**	**299.8**	**+ 53.3**	**421.7**	**248.1**	**+ 70.0**
Basic earnings per share	in €	+ 1.72	+ 1.09	+ 57.8	+ 1.43	+ 0.83	+ 72.3
Diluted earnings per share	in €	+ 1.58	+ 1.05	+ 50.5	+ 1.38	+ 0.81	+ 70.4

[1] EBITA represents earnings before interests, taxes on income and amortisation of goodwill.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI
Aktiengesellschaft

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

8 November 2007

TUI Travel PLC

Trading Update

TUI Travel PLC is pleased to provide an update on current trading and outlook. This announcement also contains the financial information for TUI Travel PLC which has today been disclosed as part of the TUI AG 3rd quarter results.

Summer 2007

Since the trading update announced on 26 September the Summer 2007 season has traded out well and as a consequence, the TUI Travel PLC Board is satisfied that both the First Choice and TUI Tourism businesses will meet their expectations in respect of their 2007 financial year ends.

Current Trading [1]

y-o-y variation%	Sales	Summer 2007 Customers	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice UK			
Short-haul	-2	flat	-5
Medium-haul	+3	+1	*flat*
Long-haul	+27	+24	+25
First Choice UK	**+7**	**+3**	***flat***
TUI UK			
Short-haul	-5	+2	+3
Medium-haul	-1	-1	-3
Long-haul	-20	-32	-32
TUI UK	**-4**	**-1**	***-1***
UK Mainstream – Total	**flat**	**flat**	***-1***
TUI – Nordic	+6	+3	+2
Northern Europe – Total	**+1**	**+1**	***flat***
Central Europe			
TUI – Germany	+6	+10	-
TUI – Austria	-2	-4	-
TUI – Switzerland	+22	+18	-
TUI Central Europe - Total	**+6**	**+9**	***+10***
Western Europe			
TUI – France	+2	-2	-
TUI – Belgium	+11	+10	-
TUI – Netherlands	+13	+8	-
TUI Western Europe	**+8**	**+6**	***+7***
SPECIALIST [2]	**+14**	**+13**	
ACTIVITY [2]	**+3**	**n/a**	
ODS	**+33**	**+21**	

1 These statistics are up to 28 October 2007

2 These statistics exclude FY2006 and FY2007 acquisitions

Current Trading

For Winter 2007/08 and Summer 2008, demand across the group, for those businesses on sale, has remained encouraging.

UK consumer demand for leisure travel remains strong, reflecting higher demand for overseas holidays following poor weather conditions in Summer 2007. Consumers continue to view overseas travel as an integral part of their annual expenditure, a fact validated by the results of our annual survey of customers' attitudes on overseas travel and spending. This survey confirmed, for the third year running, that 80% of customers consider their holiday to be a significant event in the year and not a luxury item, while 90% said they would not choose holidays as the primary area on which to cut spending. In Germany, we are also experiencing healthy demand as the strengthening economy, buoyed by improving employment rates and rising disposable income, stimulates consumer demand for our portfolio of travel products.

Strong demand for leisure travel in our markets is borne out in the encouraging forward trading position for both the Winter 2007/08 and Summer 2008 programmes.

Winter 07/08

Current Trading [1]		Winter 07/08	
y-o-y variation%	**Sales**	**Customers**	***Capacity***
MAINSTREAM			
Northern Europe			
First Choice UK			
Short-haul	-1	-6	*-22*
Medium-haul	+24	+15	*-10*
Long-haul	+22	+18	*+2*
First Choice UK	**+20**	**+13**	***-10***
TUI UK			
Short-haul	-13	-26	*-29*
Medium-haul	+21	+13	*+3*
Long-haul	-5	-12	*-14*
TUI UK	**+2**	**-7**	***-11***
UK Mainstream – Total	**+7**	**-2**	***-11***
TUI – Nordic	+19	+16	*+12*
Northern Europe – Total	**+10**	**+2**	***-6***
Central Europe			
TUI – Germany	+8	+11	-
TUI – Austria	-3	+2	-
TUI – Switzerland	+27	+25	-
TUI Central Europe - Total	**+9**	**+12**	***+1***
Western Europe			
TUI – France	+4	-6	-
TUI – Belgium	+11	+17	-
TUI – Netherlands	+21	+9	-
TUI Western Europe	**+6**	**+4**	***+3***
SPECIALIST [2]	**+4**	**+6**	
ACTIVITY [2]	**+11**	**n/a**	
ODS[3]	**+62**	**+40**	

1 These statistics are up to 28 October 2007
2 These statistics exclude FY2006 and FY2007 acquisitions
3 Laterooms.com – Winter season is not significantly sold at this point in time

As we enter the peak selling period for the Winter 2007/08 programme, we remain pleased with performance to date with load factors in the key source markets ahead of prior year.

UK Mainstream trading remains strong with total sales up 7% and margins tracking slightly ahead of last year. Volumes are down 2% on capacity reduced by 11%, primarily within the short-haul segment. First Choice continues to benefit from remixing its programme to differentiated medium-haul and long-haul product with sales up 24% and 22% respectively, with bookings driven by consumer demand for Egypt, Tunisia, Mexico and the Dominican Republic. Total capacity is down 10% primarily as the business reduces its Winter programme in the Canaries. Thomson sales are up 2% with 7% lower volumes on capacity reduced by 11%. Short-haul capacity for the season has been reduced by 29%, primarily as a result of scaling back loss making scheduled 'city pair' routes, on which capacity has been halved.

We are pleased with trading across the Nordics region, where margins are tracking ahead of last year, as demand for long-haul package holidays and differentiated content, such as the portfolio of Blue Villages, drive sales growth of 19%.

In both the Central Europe and Western Europe regions, we are experiencing strong growth with sales up 9% and 6% respectively, on capacity that is marginally up.

Within the Specialist sectors, demand for our portfolio of destination specialist businesses and activity adventure businesses remains strong, with sales up 4% and 11% on a like for like basis. In Canada, where market conditions are challenging, trading started more slowly than last year but has picked up in recent weeks, with the load factor for the peak months of January and February now in line with last year.

Summer 08

As we continue our post merger 100 day review, we are exiting unprofitable lines of business for Summer 2008 wherever possible, particularly within the short-haul segment in the UK and German source markets. As a result, UK capacity will be down 12% as we scale back the loss making scheduled flying programme within Thomson. As previously announced, capacity in Germany will be approximately 10% lower, following the return of eight aircraft for the Summer 2008 programme.

For Summer 2008, the UK & Ireland Mainstream and TUI Nordic programmes are the only businesses that have been on sale for any reasonable time period. Even though it remains early in the selling period, we remain encouraged by trading in the UK where sales are up 12% on volume growth of 6%. Margins in the UK & Ireland Mainstream business are slightly ahead of last year, despite continued cost pressures, particularly the year on year increase in fuel costs and APD recovery.

Currently, the First Choice programme remains 4 percentage points further sold than at the same point last year with sales 24% ahead on customer bookings that are up 18%. Both medium haul and long haul programmes are experiencing strong demand with sales up 36% and 17% respectively. In Thomson bookings are 1% down on capacity that has been reduced by 16%. The programme is 2 percentage points further sold than last year.

In the Nordic region, although it is early in the season, sales are up 23% on volume growth of 18%. The programme is 1 percentage point further sold than the prior year, with margins tracking ahead.

Integration Process

The integration process continues to progress in line with our expectations. On 29 January 2008, we will host an Investor Day at which we will present the conclusions of the first 100-day review, as well as updates on both the integration process and group strategy.

Proformas

TUI Travel PLC will issue proforma financial information for the 12 months ended 30 September 2007 and 30 September 2006 on 13 December 2007.

3rd Quarter Financial Results

TUI AG has today published its 3rd Quarter Interim Report. This report includes the results of the TUI AG Tourism division. It should be noted that the TUI AG Tourism division includes TUI Hotels & Resorts that do not form part of TUI Travel PLC.

The TUI AG 3rd Quarter Interim Report is based on the results of the TUI tourism division for the nine months to 30 September 2007 and First Choice Holidays for one month to 30 September 2007.

For ease of reference we have split out the TUI Hotels & Resort result in the table below. For completeness, we have also included, in Appendix 1 of this announcement, the extract from TUI AG's 3rd Quarter Interim Report that covers both the relevant financial results and commentary for the Tourism division.

TUI AG Tourism Division Financial Results

Turnover by division

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Central Europe	2,161	2,138	+1.1	4,798	4,597	+4.4
Northern Europe	1,710	1,743	-1.9	3,766	3,893	-3.3
Western Europe	1,179	1,070	+10.2	2,439	2,306	+5.8
Incoming Agencies	115	108	+6.4	224	197	+13.5
Other Tourism	-	3	-	-	71	-
TUI Hotels & Resorts	127	98	+28.9	302	248	+21.6
First Choice[1]	500	-	-	500	-	-
TUI Tourism (TUI AG)	**5,793**	**5,161**	**+12.2**	**12,028**	**11,313**	**+6.3**
Memorandum – Reconciliation to TUI Travel PLC results						
TUI Hotels & Resorts	127	98	+28.9	302	248	+21.6
TUI Travel PLC	**5,665**	**5,062**	**+11.9**	**11,727**	**11,064**	**+6.0**

[1] First Choice Holidays PLC was consolidated for September 2007 only

Underlying earnings by division (EBITA)

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Central Europe	146	175	-16.6	100	145	-31.0
Northern Europe	257	235	+9.4	130	186	-30.1
Western Europe	110	74	+48.6	59	33	+78.8
Incoming Agencies	32	29	+10.3	46	46	-
Other Tourism	-	(2)	-	-	(3)	-
TUI Hotels & Resorts	101	83	+21.7	132	116	+13.8
First Choice[2]	35	-	-	35	-	-

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
TUI Tourism (TUI AG)	**681**	**594**	**+14.6**	**502**	**523**	**-4.0**
Memorandum – Reconciliation to TUI Travel PLC results						
TUI Hotels & Resorts	101	83	+21.7	132	116	+13.8
TUI Travel PLC	**580**	**511**	**+13.5**	**370**	**407**	**-9.1**

[2] First Choice Holidays PLC was consolidated for September 2007 only

Going forward TUI Travel PLC will report interim management statements, in addition to half-yearly and preliminary results, to the market to coincide with TUI AG quarterly announcements. These results will only include the businesses within TUI Travel PLC and will be reported in sterling.

Commenting on the announcement, Peter Long, Chief Executive, TUI Travel PLC said:

"I am pleased with the way Winter trading is progressing across our businesses. In the UK, early indications for next Summer's trading are very encouraging where we are benefiting from operating two very strong franchises. The integration of the TUI Tourism and First Choice businesses within the UK is progressing as planned and as I have been visiting the TUI Tourism businesses over the past few weeks, my conviction that we have an exceptional value creation opportunity, which will be achieved by combining the best of both businesses, has been reinforced."

Enquiries

TUI Travel PLC
Paul Bowtell, Chief Financial Officer — Tel: 01293 588 036
Andy Jones, Director of Group Finance — Tel: 01293 588 058
David Paterson, Head of Strategy & Investor Relations — Tel: 01293 588 055
Lesley Allan, Corporate Communications Director — Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau — Tel: 020 7796 4133
Michael Sandler

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20071105_reorganisation_tui_press_relations.html

TUI AG reorganises its press relations

Hanover, November 5, 2007

Following the successful merger with the British company First Choice Holidays PLC to form TUI Travel PLC, the parent company TUI AG has now reorganised its press relations department. TUI AG Group Communications will continue to be headed by Uwe Kattwinkel. Robin Zimmermann has been appointed deputy head of Group Communications.

Product communication in Germany has been assigned its own area of responsibility. As of 1 November Mario Köpers will take charge of the Communications department at TUI Deutschland GmbH. In his previous position Köpers was head of Group Communications at Thomas Cook AG. The press spokespeople who up to now were responsible for the various product areas have been reassigned to the new TUI Deutschland Communications department. Group topics referring to TUI Travel will be dealt with in London under the responsibility of Lesley Allan. Eva Gjersvik is in charge of the Communications department of TUI's shipping division Hapag-Lloyd AG.

998 keystrokes

Please find below today's release of TUI Travel PLC:

TUI TRAVEL PLC: Trading Update

London, 26 September 2007. Following the successful completion of the merger of the tourism businesses of TUI AG and First Choice Holidays PLC to form TUI Travel PLC, we are pleased to provide an update on current trading, acquisitions and business integration ahead of the start of our first full financial year for the 12 months ended 30 September 2008.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Current Trading

Since the trading numbers announced on the 9th August consumer demand across the TUI Travel businesses for Summer 2007 has remained strong. Forward bookings for Winter 2007/08 and early bookings for Summer 2008 are also very positive.

Summer 2007

After a relatively weak start to the Summer 2007 season, demand has picked up across all source markets and the Group has continued to trade in line with the Board's expectations.

Current Trading [1]

	Summer 07		
y-o-y variation%	**Sales**	**Customers**	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice			
Short-haul	-2	flat	*-5*
Medium-haul	+3	+1	*flat*
Long-haul	+27	+22	*+25*
First Choice -Total	**+6**	**+3**	***flat***
TUI – UK			
Short-haul	-5	+3	*+3*
Medium-haul	-1	-1	*-4*

TUI Aktiengesellschaft

TUI-News
Investor Relations

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Long-haul	-19	-30	*-30*
TUI UK - Total	**-4**	**flat**	***-1***
TUI – Nordic	**+6**	**+3**	***+2***
TUI Northern Europe – Total	**-1**	**+1**	***flat***
Central Europe			
TUI – Germany	+6	+10	-
TUI – Austria	-2	-4	-
TUI – Switzerland	+22	+14	-
TUI Central Europe - Total	**+6**	**+9**	***+10***
Western Europe			
TUI – France	+2	-4	-
TUI – Belgium	+10	+10	-
TUI – Netherlands	+14	+9	-
TUI Western Europe – total	**+8**	**+5**	**+7**
SPECIALIST [2]	**+16**	**+16**	
ACTIVITY [3]	**+3**	**n/a**	
ONLINE DESTINATION SERVICES			
	Sales	**Bednights**	
Online Destination Services [3]	**+40**	**+24**	
Laterooms.com	**+53**	**+50**	

[1] These statistics are up to 23 September 2007

[2] These statistics exclude FY2006 and FY2007 acquisitions

[3] These statistics are for the online businesses only

MAINSTREAM SECTOR

Northern Europe (UK & Ireland and Nordic)

In the UK Mainstream business the First Choice brand, as anticipated, has performed particularly well with sales up 6% on flat capacity. This has been particularly driven by a strong long-haul offering and a recovery in medium-haul compared to last year. In the Thomson business sales are down 4% on lower capacity. This is primarily a result of remixing volume by reducing capacity in the package holiday segment and increasing participation in the component led independent travel segment. Whilst tightening the package holiday capacity in Thomson has led to good margin performance in the Summer, overall margins across the TUI Travel UK & Ireland businesses continue to be adversely impacted by higher APD taxes and the year on year increase in fuel costs.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

The Nordic businesses which make up the rest of the Northern Europe Sector have had a strong Summer.

Central Europe (Germany, Switzerland and Austria)

In the German source market, although consumer demand has been strong with bookings up 10%, there has been a considerable increase in capacity leading to weaker selling prices, lower load factors and margin pressure. In addition, the German business has suffered as a result of third party tour operators returning capacity. For Summer 2008 capacity will be reduced to 48 aircraft from the current fleet of 55.

The other central European source markets have performed in line with our expectations.

Western Europe (France, Belgium and The Netherlands)

We are pleased with the performance in Western Europe where the Belgian and Dutch markets have performed very well with revenues up 10% and 14% respectively. The French business has also recovered strongly from a difficult Summer

last year and will significantly reduce its loss for the year compared to 2006. All these businesses have seen margins improve year-on-year.

SPECIALIST SECTORS (Specialist, Activity and Online Destination Services)

The First Choice specialist businesses have continued their strong performance throughout the summer. On a like-for-like basis sales are up 16% in Specialist, 3% in Activity and 40% in Online Destination Services. Margins have improved across these businesses.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Winter 07/08

All businesses that have Winter programmes on sale are currently performing well for the Winter season. Capacity has been tightened across a number of source markets and margins are currently ahead of last year. We are further sold in the UK by 5 percentage points compared to this time last year.

Current Trading [1]

	Winter 07/08		
y-o-y variation%	**Sales**	**Customers**	*Capacity*
MAINSTREAM			
Northern Europe			
First Choice			
Short-haul	+1	-3	*-22*
Medium-haul	+29	+24	*-10*
Long-haul	+27	+23	*+2*
Total First Choice	**+25**	**+20**	***-10***
TUI – UK			
Short-haul	-10	-18	*-20*
Medium-haul	+24	+20	*-3*
Long-haul	-5	-13	*-4*
TUI UK – total	**+3**	**-2**	***-10***
TUI – Nordic	+23	+21	*+14*
TUI Northern Europe – total	**+10**	**+4**	***-4***

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Central Europe			
TUI – Germany	+9	+9	-
TUI – Austria	+1	+6	-
TUI – Switzerland	+31	+30	-
TUI Central Europe - total	**+10**	**+10**	***+10***
Western Europe			
TUI – France	+4	-6	-
TUI – Belgium	+17	+23	-
TUI – Netherlands	+28	+15	-
TUI Western Europe	**+8**	**+6**	***+1***
SPECIALIST [2]	**+8**	**+15**	
ACTIVITY [2]	**+11**	**n/a**	

[1] These statistics are up to 23 September 2007

[2] These statistics exclude FY2006 and FY2007 acquisitions

[3] ODS and Laterooms.com – Winter season is not significantly sold at this point in time

Summer 08

For Summer 2008, the UK & Ireland Mainstream business is the only programme that has been on sale for any reasonable time period and we are seeing the benefit of having the two strongest tour operating businesses. Currently, First Choice sales are 26% ahead on customer bookings that are up 24%. The programme is 3 percentage points further sold than at the same point last year and long-haul is selling particularly well. In Thomson sales are 2% ahead on capacity that has been reduced by 8%. Margins overall in the TUI Travel UK & Ireland business are slightly ahead of last year.

Acquisitions

Over the summer period we have completed nine acquisitions within niche specialist segments of the leisure travel market for a maximum consideration of £81.7m. An initial consideration of £52.2m has been paid with a further amount of up to £29.5m that could be paid as deferred and contingent consideration. For the eleven months ended 30 September 2007, we have made sixteen acquisitions for a maximum consideration of £227.5m with an initial consideration of £159.0m.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

In addition, as recently announced, we have divested of Budget Travel, one of the Group's Irish businesses to Primera Travel Group, a privately owned Icelandic travel company. Completion of the sale is subject to approval from the EU Competition authority.

We have acquired businesses within the online, activity, premium escorted tours and student travel segments of the market:

- Within Online Destination Services, we have strengthened our position further in the Asia Pacific region by agreeing to acquire asiarooms.com, a leading online B2C provider of hotel accommodation in Asia. Asiarooms.com has established itself as a significant online retailer of accommodation by applying leading edge technology and web capabilities in one of the fastest growing travel markets. Its main source markets are the USA, UK, Singapore and Australia serving key destinations of Thailand, Singapore, Japan and Hong Kong. In the current year, the business is on track to sell nearly 4m bed nights. This acquisition adds to our growing position in the Asia Pacific region and online accommodation market where we continue to see excellent growth and margin opportunities for the Group going forward.

- In the Activity Holidays Sector, we have acquired four companies. Within the premium North American escorted tours segment, we acquired Starquest, an operator of themed luxury travel adventures by private jet. Along with our existing business, TCS (acquired as part of the Grand Expeditions acquisition in December 2005), we are now the clear market leader within this high-growth segment of the US travel market. As previously announced, we acquired Hannibal Travel Group which is a leading premium escorted tours operator serving the

Danish 'baby boomer' and 'young professional' demographic. It also compliments our existing Danish activity operation. In addition, we have added to our Schools and Adventure Travel Group within the Adventure division with the acquisition of Ski Alpine, which is a provider of group ski trips to UK university students. Finally, we have entered the sports tour market with the acquisition of Australian Sports Tours which offers fully guided tours and independent travel packages through B2B and B2C distribution channels for major sporting events. Operating at double-digit margins and within a fast growing area of the marketplace, we are looking to develop our participation within this niche segment.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

- Within North American Student Travel, we have added to our two acquisitions in the first half with the purchase of World Class Vacations and New Horizons Tour and Travel. These acquisitions will maintain our position at the forefront of the fragmented and high growth group performance segment of the student travel marketplace in the US.

- Within the Mainstream Sector, we have acquired an online car broker and an online independent package holiday review site. These businesses will further enable us to meet the needs of the travel consumer for flexibility and choice in their holiday decision making.

The acquisition pipeline remains strong as we continue to target travel companies, notably within the Asia Pacific region, online, activity and North American student travel segments, that exhibit excellent growth characteristics and the ability to generate premium margins, high earnings growth and strong cash flow.

Integration Process

The integration process has started very well. The UK and Ireland management team has been announced and the two integration teams across the business are now fully operational. We are increasingly confident that during the first 100 days strategic clarity will be reached on a number of key business issues and that, over the stated three year period, we will deliver at least £100m in synergy benefits.

Outlook

In line with previous statements by both First Choice and TUI AG and based on the Summer 2007 trading numbers the TUI Travel Board is satisfied that these businesses will meet their expectations in respect of their current financial year ends. This is based on the continued trading progress made during Summer 2007 together with the benefits of the cost restructuring in the TUI Tourism businesses that are coming through in the second half of 2007 particularly in the 4th quarter.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Going forward, the first TUI Travel PLC year-end will be 30 September 2008. Accordingly, for comparative purposes proforma financials for the 12 months ended 30 September 2007 and 30 September 2006 are being produced. These will be available for release in early December. In arriving at the September numbers, adjustments will arise as we harmonise the October year-end of First Choice and the December year-end of TUI Tourism.

Commenting on the trading update, Peter Long, Chief Executive, TUI Travel PLC said:

"I am pleased with the way the peak summer season trading has progressed across our businesses and the signs for future seasons' trading are very encouraging particularly in the UK where we are benefiting from two strong franchises. Our acquisition pipeline remains strong and I am delighted with the acquisitions we have completed. Acquisitions remain a key priority for TUI Travel.

"The integration of the TUI Tourism and First Choice businesses has started and as I have been visiting the TUI Tourism businesses over the past few weeks my belief that we have an exceptional value creation opportunity by combining the best of both businesses has been reinforced."

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Future communication dates

The next communication dates for the company will be as follows:

8 November	Trading update in conjunction with TUI AG's 3rd quarter results
Early December	Proforma financials for the twelve months to 30 September 2007 and 2006
29 January	Strategic update and Interim Management Statement

There will be an Analyst Conference Call at 0900 (BST) and the dial-in details are as follow:

UK dial-in : 0800 6940 257
International dial-in : +44 (0) 1452 555 566
Conf ID 18392242

Contact:
Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

TUI News
Investor Relations

2007 DEC 17 A

Please find below today's release of TUI Travel PLC:

TUI TRAVEL PLC: Notice of Trading Update

London, 21 September 2007. Prior to commencing its first full financial year (12 months to 30 September 2008), TUI Travel PLC ("the company") will provide the market with a routine trading update on Wednesday 26 September 2007. In future, as a result of the change in financial year-end to September, the company will make routine pre-close statements during the last weeks of March and the last week of September.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

There will be a conference call for analysts at 9am BST (10am CEST) on Wednesday 26 September. The dial in details for the call will be included in Wednesday's announcement.

Additional information:

TUI AG financial year end: 31 December
TUI Travel PLC financial year end: 30 September
Full consolidation of TUI Travel PLC in TUI AG accounts with effect from 1 September 2007
TUI AG holds 51% of outstanding TUI Travel PLC shares

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

Please find below today's press release of TUI Travel PLC:

Conditional Sale of Budget Travel

London, 14 September 2007. Subsequent to an undertaking to divest TUI AG's Budget Travel business in Ireland announced on 4 June 2007, TUI Travel PLC today announces the conditional sale of Budget Travel, one of the Group's Irish businesses, to Primera Travel Group, a privately owned Icelandic travel company. Completion of the sale is subject to approval from the EU Competition authority.

The value of the gross assets disposed of is €46.4 million.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI and Carnival withdraw German anti-trust filing for joint venture

Hanover/Maimi, 05 September 2007. TUI AG and Carnival Corporation today announced that they will withdraw their anti-trust filing with the relevant authorities for a joint venture to develop a new cruise brand. TUI and Carnival had planned a joint venture and had filed this with the relevant authorities. Reason for the withdrawal is the extremely difficult environment with regards to competitive law making it impossible to close the transaction in Carnival's current business year. Failure to do so would create adverse tax consequences for the companies and would have a severe impact on the economies of the transaction. TUI and Carnival have, therefore, decided not to implement the joint venture in the proposed form.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

TUI AG will stick to its plans to expand its own cruise activities. This will now happen mainly within the framework of Hapag-Lloyd Cruises. Hapag-Lloyd Cruises today operates four cruise liners and is one of the leading operators of premium and luxury cruises in the German speaking market. The fleet includes the MS Europa, the only ship in the world rated with "5-Stars Plus" by the Berlitz Cruise Guide. In the British market, TUI's subsidiary, TUI Travel, also operates five cruise liners under the Thomson Cruises brand as well as two ships under the Island Cruises brand.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

Please find below today's press release of TUI Travel PLC:

TUI TRAVEL PLC BEGINS TRADING ON THE LONDON STOCK EXCHANGE

London, 3 September 2007. TUI Travel PLC is pleased to announce that the merger of First Choice Holidays PLC and the Tourism Division of TUI AG has been successfully completed. As a result, First Choice Holidays PLC's listing was cancelled at 8.00am today and the ordinary shares of the new combined group, TUI Travel PLC, have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

As previously announced, a detailed review of all the businesses will be undertaken over the coming months to help the Group identify enhanced opportunities in the businesses and to build on its stated strategy. In addition, cost efficiencies identified will be actioned during this period and beyond. It is the Group's intention to present the results of the review in January 2008.

Commenting on the completion of the merger, Peter Long, Chief Executive TUI Travel PLC said:
"The creation of TUI Travel PLC, one of the world's leading leisure travel companies, represents real growth opportunities for us as a Group. Not only will our shareholders benefit from efficiencies but we are also well positioned to deliver strong organic and acquisition led growth."
Dr Michael Frenzel, Chairman of TUI Travel PLC added:
"TUI Travel has tremendous opportunities ahead of it. We will bring together some of the best known brands in leisure travel coupled with excellent management expertise. TUI Travel will be actively shaping the future of the tourism business."

The PLC website for TUI Travel PLC can be found at www.tuitravelplc.com

As at 3 September 2007, TUI Travel PLC has 1,118 million shares in issue and will trade under the ticker symbol TT.L

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI Travel:

- has over 200 brands worldwide
- has 30 million customers from more than 20 source markets.
- has a fleet of 155 aircraft in Europe and nearly 3,600 retail shops in UK, Ireland and Continental Europe
- employs 48,000 colleagues worldwide

Additional information:

TUI AG financial year end: 31 December

TUI Travel PLC financial year end: 30 September

Full consolidation of TUI Travel PLC in TUI AG accounts with effect from 1 September 2007

TUI AG holds 51% of outstanding TUI Travel PLC shares

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI AG records stable turnover in tourism in Q2 / Earnings in tourism decline year-on-year / Currently strong bookings for the 2007 summer season / Development of freight rates shows recovery trends / Optimistic assessment of performance trend for overall year

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 9 August 2007. Despite a decline in turnover and Group earnings in the second quarter 2007 compared to the previous year, TUI AG upholds its optimistic assessment of the development of its operative business in the year 2007 as a whole. Overall, a stable turnover trend is expected for 2007. Against the backdrop of currently strong bookings in the tourism division and an increase in freight rates in shipping, a significant operative improvement is expected for the second half of the year.

In the **tourism division,** TUI AG reported an almost stable turnover trend in the second quarter of 2007 despite a weak booking development in the months of April and May. Compared with the second quarter in 2006, turnover rose by 0.1 per cent to 3.6 billion euros. Source market Central Europe (+6.3 per cent) and the destinations sector (+22.1 per cent), in particular, showed substantial turnover growth year-on-year. An opposite trend was observed in source market Northern Europe, which recorded a decline in turnover (-9.4 per cent). Turnover in source market Western Europe almost matched 2006 levels (-0.5 per cent). In the **shipping** division, turnover dropped by 4.2 per cent to 1.5 billion euros in the second quarter of 2007. This development was driven by the year-on-year weakening of the US dollar and the decline in freight rates in almost all trade lanes. Total turnover by the **Group's** divisions (tourism, shipping, central operations) accounted for around 5.2 billion euros in the second quarter, down 2.0 per cent year-on-year.

In the second quarter, underlying earnings (underlying EBITA) by **tourism** totalled 48 million euros, a considerable decrease year-on-year (145 million euros). This corresponded to a decline of 66.9 per cent.

Underlying earnings by source market **Central Europe** dropped by 34.7 per cent to 47 million euros in the second quarter. The positive trend in the tour operator segment was curbed by a lower load factor of the new airline brand TUIfly.com.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Although the number of air passengers rose by 9.6 per cent, the seat load factor on the fleet, which was expanded by four additional aircraft compared with the 2006 reference quarter, dropped to 79.5 per cent (previous year: 91.5 per cent).

Underlying earnings by source market **Northern Europe** totalled minus ten million euros (previous year: 43 million euros) in the second quarter. This earnings trend was primarily characterised by the difficult situation in the high volume generating business and the resulting price pressure in the UK, which was augmented by drastic air passenger duties. In source market **Western Europe,** underlying earnings totalled minus 19 million euros, down 18.8 per cent year-on-year (-16 million euros). This was attributable to costs incurred by the increase of flight capacities in Belgium. In the destinations sector, earnings dropped by 31.8 per cent to 30 million euros (previous year: 44 million euros). Besides proceeds from a sale in the previous year, this was mainly due to costs related to renovation work in a Robinson Club.

Earnings by the **shipping** division were characterised by a year-on-year decline in freight rates. Adjusted for special effects, underlying earnings amounted to minus 15 million euros (previous year: five million euros). Freight rates in container shipping across all trade lanes were 5.6 per cent lower in the second quarter compared to the previous year. At the same time, transport volumes rose by 7.4 per cent to 1,382 million standard containers (TEU).

Overall, underlying earnings by the **Group's** divisions (tourism, shipping, central operations) totalled 18 million euros in the second quarter and thus dropped substantially year-on-year (128 million euros).

Prospects

TUI AG's Executive Board upholds its optimistic assessment of the develoment of the operative business in the overall year 2007. In **tourism,** trading in Northern Europe is expected to improve significantly in the second half of the year due to the market trend in the **UK** and cost savings. The **Western Europe** sector is also expected to show a considerable improvement, since the business is recovering after high costs had been incurred in 2006.

In the **Central Europe** sector, the tour operator business conitnues to show very good development whilst pressure remains on the sead load factor of the German airline TUIfly.com. The development of business observed over the next few weeks will be crucially important for the performance trend. Performance by the **destinations** sector will benefit from new hotel openings. The merger with First Choice Holidays PLC is expected to become effective in September 2007 and this will impact reported results going forward.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

At Group level, bookings for the 2007 summer season are currently 3.5 per cent up year-on-year. Customer numbers are 7.9 per cent up year-on-year. Source market Central Europe is showing a particularly gratifying trend with turnover growth of 6.1 per cent (customers: 10.7 per cent). In the Western Europe sector, booked turnover is currently 8.8 per cent up year-on-year (customers: 6.3 per cent), while source market Northern Europe is currently reporting a decline in turnover of 3.4 per cent (customers: +4.0 per cent). Along with an improved pricing quality bookings on Group level for the last five weeks are more than ten per cent up compared to the same period last year.

The shipping sector was characterised by strong volume growth and a recovery of freight rates in the second quarter. Against the background of freight rates currently continuing to rise, positive operating earnings contributions are expected for the second half of the year. Considering strong bookings in the tourism division and an increase in freight rates in shipping, a significant operative improvement in earnings is expected for the second half of the year.

Detailed development of the divisions

Tourism

In the second quarter of 2007, 6.3 million customers purchased products of the TUI Group's tourism division, an increase of 5.6 per cent year-on-year (6.0 million). Turnover by the tourism division totalled 3.6 billion euros, matching 2006 levels (3.6 billion euros).

While the Central Europe (+6.3 per cent) and destinations sectors (+22.1 per cent) achieved year-on-year turnover growth, the Northern Europe (-9.4 per cent) and Western Europe (-0.5 per cent) sectors reported a decline in turnover year-on-year

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

in the second quarter of 2007. At 13 million euros, earnings (EBITA) by the tourism division dropped sharply year-on-year (152 million euros). Adjusted for one-off expenses, underlying earnings by the division amounted to 48 million euros (previous year: 145 million euros).

In the **Central Europe** sector (Germany, Austria, Switzerland and airline TUIfly.com), the number of customers grew by 7.1 per cent to 3.2 million (previous year: 2.9 million) euros in the second quarter of 2007. The sector achieved turnover growth, essentially driven by the development of business in Germany. Turnover grew by 6.3 per cent to 1.65 billion euros (previous year: 1.55 billion euros). Earnings by the Central Europe sector, in contrast, declined in the second quarter of 2007. At 41 million euros, they fell 37.9 per cent short of 2006 levels (66 million euros). This trend was primarily attributable to a decline in the load factor of the flight capacities. A further effect was caused by integration costs associated with the merger of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express to establish the new brand TUIfly.com. Adjusted for the one-off effects, underlying earnings in the second quarter totalled 47 million euros and were thus down 34.7 per cent year-on-year (72 million euros).

In the **Northern Europe** sector (UK, Ireland, Nordic countries and airlines Thomsonfly and TUIfly Nordic), 1.91 million customers travelled with tour operators of the sector in the second quarter, an increase of 1.7 per cent year-on-year (1.88 million). Since this growth was mainly driven by Thomsonfly's seat-only business, turnover by the sector declined by 9.4 per cent to 1.12 billion euros (previous year: 1.24 billion euros). Earnings by the Northern Europe sector were mainly characterised by a difficult market environment and strong price pressure in source market UK. In addition, special expenses were incurred in the second quarter of 2007. At -36 million euros, earnings dropped by 79 million year-on-year (43 million euros). Adjusted for the special expenses, earnings totalled minus ten million euros (previous year: 43 million euros).

In the **Western Europe** sector (France, Belgium, Netherlands and airlines Corsair, TUI Airlines Belgium, TUI Airlines Nederland), customer numbers climbed 8.0 per cent to

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1.23 million (previous year: 1.14 million) in the second quarter. At 707 million euros, turnover decreased slightly year-on-year (711 million euros).

Earnings by the Western Europe sector totalled minus 22 million euros in the second quarter and thus declined year-on-year (minus three million euros). In particular the source markets Belgium and The Netherlands did not reproduce the earnings levels achieved in 2006. Earnings development was impacted by costs which were incurred by the increase of flight capacities in Belgium. Earnings in the second quarter of 2007 also comprised restructuring expenses in the Dutch market of three million euros whilst the second quarter of 2006 included one-off income from the divestment of the specialist tour operators. Adjusted for these one-off effects, underlying earnings stood at minus 19 million euros, down on the comparative level for 2006 (-16 million euros).

Turnover by the **destinations** sector (incoming agencies and hotel companies) rose by 22.1 per cent to 167 million euros (previous year: 137 million euros) in the second quarter. At 30 million euros, earnings by the division, in contrast, fell by 21.1 per cent year-on-year (38 million euros). This was due to renovation work at a Robinson Club in the second quarter of 2007 as well as the divestment of a Robinson Club in the second quarter of 2006. Underlying earnings by the sector also totalled 30 million euros (previous year: 44 million euros).

Shipping

In the second quarter of 2007, the shipping division reported a decline in turnover of 4.2 per cent to 1.54 billion euros (previous year: 1.60 billion euros). The development resulted from the year-on-year drop in freight rates and the persistent weakness of the US dollar despite an increase in total transport volume. While container shipping contributed turnover of 1.50 billion euros in the second quarter (previous year: 1.57 billion euros), Hapag-Lloyd Kreuzfahrten accounted for turnover of 36 million euros (previous year: 37 million euros).

The average freight rate charged in the second quarter was 1,350 US dollar/TEU, down 5.6 per cent year-on-year (1,430 US dollar/TEU). The total transport volume, in contrast, rose by 7.4 per cent to a total of 1,382 million standard containers (TEU).

At 13 million euros, operating earnings by the shipping division thus rose substantially year-on-year (-41 million euros). Container shipping accounted for 14 million euros, with Hapag-Lloyd Kreuzfahrten generating minus one million euros. Adjusted for risk items from the integration of CP Ships as well as one-off expenses for the integration of CP Ships, underlying earnings for the second quarter totalled -15 million euros (previous year: five million euros).

TUI AG
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<u>Contact:</u>

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI Aktiengesellschaft

TUI-News
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TUI AG
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Turnover by divisions

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Tourism	3 646.0	3 641.5	+ 0.1	6 235 5	6 152.1	+ 1.4
Central Europe	1 652.2	1 554.8	+ 6.3	2 636.3	2 459.7	+ 7.2
Northern Europe	1 119.5	1 235.2	- 9.4	2 056.0	2 149.9	- 4.4
Western Europe	706.9	710.5	- 0.5	1 259.9	1 236.4	+ 1.9
Destinations	167.4	137.1	+ 22.1	283.3	238.4	+ 18.8
Other tourism	–	3.9	–	–	67.7	–
Shipping	1 537.6	1 605.8	- 4.2	3 037.9	3 245.4	- 6.4
Central operations	13.2	54.4	- 75.7	17.5	104.6	- 83.3
Continuing operations	**5 196.8**	**5 301.7**	**- 2.0**	**9 290.9**	**9 502.1**	**- 2.2**
Discontinuing operations	–	123.0	–	–	401.0	–
Turnover by divisions	**5 196.8**	**5 424.7**	**- 4.2**	**9 290.9**	**9 903.1**	**- 6.2**

Earnings by divisions Q2 2007 (EBITA)

€ million	Q2 2007	Q2 2006	Var. %	Q2 2007 Underlying	Q2 2006 Underlying	Var. %
Tourism	13	152	- 91.4	48	145	- 66.9
Central Europe	41	66	- 37.9	47	72	- 34.7
Northern Europe	- 36	43	n. m.	- 10	43	n. m.
Western Europe	- 22	- 3	n. m.	- 19	- 16	- 18.8
Destinations	30	38	- 21.1	30	44	- 31.8
Other tourism	–	8	–	–	2	–
Shipping	13	- 41	n. m.	- 15	5	n. m.
Central operations	- 21	- 22	+ 4.5	- 15	- 22	+ 31.8
Continuing operations	**5**	**89**	**- 94.4**	**18**	**128**	**- 85.9**
Discontinuing operations	–	- 2	–	–	10	–
Earnings by divisions (EBITA)	**5**	**87**	**- 94.3**	**18**	**138**	**- 87.0**

Earnings by divisions H1 2007 (EBITA)

€ million	H1 2007	H1 2006	Var. %	H1 2007 Underlying	H1 2006 Underlying	Var. %
Tourism	- 224	69	n. m.	- 179	- 71	- 152.1
Central Europe	- 57	- 36	- 58.3	- 46	- 30	-53.3
Northern Europe	- 155	- 49	- 216.3	- 127	- 49	- 159.2
Western Europe	- 57	- 39	- 46.2	- 51	- 41	- 24.4
Destinations	45	44	+ 2.3	45	50	- 10
Other tourism	–	149	–	–	- 1	–
Shipping	134	- 66	n. m.	- 68	27	n. m.
Central operations	- 8	16	n. m.	- 2	1	n. m.
Continuing operations	**- 78**	**19**	**n. m.**	**- 249**	**- 43**	**n. m.**
Discontinuing operations	–	23	–	–	30	–
Earnings by divisions (EBITA)	**- 78**	**42**	**n. m.**	**- 249**	**- 13**	**n. m.**

TUI
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TUI AG
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Condensed profit and loss statement of the TUI Group for the period from 1 January to 30 June

€ million	Q2 2007	Q2 2006	H1 2007	H1 2006
Turnover	5 196.8	5 301.7	9 290.9	9 502.1
Other income	139.7	154.4	465.8	462.4
Changes in inventories and other own work capitalised	+ 2.1	+ 3.1	+ 4.5	+ 7.3
Cost of material and purchased services	4 108.0	4 027.3	7 390.0	7 226.5
Personnel costs	513.7	631.4	1 052.4	1 244.8
Depreciation and amortisation	160.2	167.0	316.9	336.3
Impairment	0.1	15.8	0.1	16.9
Other expenses	564.6	543.9	1 124.3	1 172.6
Financial result	- 60.1	- 51.8	- 92.8	- 86.3
- Financial income	46.2	42.3	109.3	112.3
- Financial expenses	106.3	94.1	202.1	198.6
Result from companies measured at equity	+ 13.4	+ 10.9	+ 20.5	+ 15.9
Earnings before taxes on income	**- 54.7**	**+ 32.9**	**- 194.8**	**- 95.7**
Income taxes	- 122.5	- 10.8	- 156.8	- 31.0
Result from continuing operations	**+ 67.8**	**+ 43.7**	**- 38.0**	**- 64.7**
Result from discontinuing operations	–	- 4.5	–	13.0
Group profit	**+ 67.8**	**+ 39.2**	**- 38.0**	**- 51.7**
- attributable to shareholders of TUI AG	+ 56.4	+ 28.6	- 60.8	- 65.1
- attributable to minority interests	+ 11.4	+ 10.6	+ 22.8	13.4
Basic earnings per share in €	+ 0.19	+ 0.06	- 029	- 0.31
Diluted earnings per share in €	+ 0.19	+ 0.06	- 0.29	- 0.31

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI AG welcomes decision of First Choice shareholders

Hanover, 25 July 2007. TUI AG has welcomed the outcome of the Extraordinary General Meeting of First Choice shareholders. The merger of TUI AG's tourism activities and First Choice Holidays PLC was approved of with a great majority. "This means that, following the go-ahead of the antitrust authorities, we have cleared the second hurdle on the way to TUI Travel PLC," says TUI AG chief executive Dr Michael Frenzel. And continuing: "We will be creating one of the most profitable travel groups in the world. The biggest tourism platform in Europe will come into being with TUI Travel. Customers and shareholders will benefit from TUI Travel."

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Based on the figures of the 2006 financial year, a travel group with a turnover of around 18 billion euros (£12.1billion) and an underlying EBITA of around 500 million euros (£340 million) will be created under the umbrella of TUI Travel PLC. Last year, around 27 million holidaymakers travelled with the tour operators and airlines of TUI Travel PLC. Through the merger, the new company expects synergy potentials of around 150 million euros (£100 million) per annum, which should take full effect within three years of completion of the merger. A major part of the synergies is down to the British market.

As the companies move towards the merger, the key events are a final hearing at court on 31 August, the completion of the transaction, the listing on the London Stock Exchange and the first day of trading of the new shares on 3 September.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

FIRST CHOICE HOLIDAYS PLC AND TUI AG
PUBLICATION OF PROSPECTUS

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London/ Hanover 29 June 2007. The Boards of First Choice Holidays PLC ("First Choice") and TUI AG announce that the prospectus for TUI Travel PLC prepared for the purposes of the proposed merger of First Choice and the Tourism Division of TUI AG ("TUI Tourism") has been published today. The prospectus and the circular relating to the proposed scheme of arrangement (the "Scheme") of First Choice will be posted to shareholders next week.

The merger remains subject to a number of conditions, including the approval of First Choice shareholders, approval of the Scheme by the Court and listing of TUI Travel PLC shares.

First Choice shareholders will be sent a circular setting out full details of the Scheme, together with the prospectus. The prospectus contains further information on First Choice, TUI Tourism and TUI Travel PLC, inclusive of a trading update.

Current trading and prospects for TUI Tourism

Trading for the financial year 2007 is in line with the Board's expectations. Overall demand in the travel market remains strong, with varying levels of growth in demand across TUI Tourism's source markets.

Overall, bookings for the 2007 Summer season have started well, with customer numbers up 7.8 per cent. and booked revenues up 2.8 per cent. year-on-year, as at 22 June 2007. The Central Europe Sector, which includes the large German source market, recorded a good increase in bookings, although the Sector's results are affected by start-up costs in connection with the restructuring of flight operations under the new brand TUIfly.com. Customer numbers and booked revenues have also increased in the Western Europe Sector, although the Northern Europe Sector has experienced a decline year-on-year due to difficult market conditions in the UK and Ireland.

Current trading and prospects for First Choice

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium-haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

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The Specialist Holidays Sector has had an excellent start to the 2007 Summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, Summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the Summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

Timetable

The timetable of principal events will be as follows:

First Choice shareholder meetings	25 July 2007
Final court hearing to sanction Scheme / reduction of capital	31 August 2007
Expected date of completion, listing of TUI Travel PLC shares and commencement of dealings	3 September 2007

The prospectus is also available on the TUI AG website at www.tui-group.com

TUI AG
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Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI Deutschland registers healthy increase in bookings in summer season 2007 / 13 percent growth in customer numbers and 6 percent growth in sales / Good start to advance bookings for winter season / Holiday prices for coming season remain stable / Snow guarantee for winter sports enthusiasts and substantial product expansion in long-haul holidays

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Hanover/Sylt, 20 July 2007. TUI Deutschland, Germany's leading travel operator, is chalking up a healthy growth in bookings for the current summer season. The number of guests is up some 13 percent and the figure for booked sales is up about six percent compared with the same period for the previous year. "We are currently recording growth in all segments, from sun and beach packages, long-haul travel, city breaks and car holidays to individually assembled module-based trips," says TUI Deutschland head Dr Volker Böttcher at the launch of the winter brochures for the 2007/2008 season. After a successful early bookings phase, booking development showed an unexpected initial downturn in April. However, since June bookings have been gaining substantial momentum. "Development over the last three months of the season will be crucial for the overall result for the summer. We have to wait and see how bookings continue to develop, especially for the important months of September and October," reveals Böttcher. He made the point that there are plenty of holidays available for all those who so far have not made up their minds.

Winners and losers summer season 2007

Apart from Majorca, which remains the most important destination for German holidaymakers (+ 5 percent visitor increase), Turkey is one of the major winners. "After a weak year in 2006 we are now seeing a remarkable comeback by Turkey with growth in the number of guests currently registering some 35 percent," says TUI Germany head Böttcher. Equally pleasing is the development in Greece (+14 percent increase in visitors), Egypt (+24 percent visitor increase) and Portugal (+37 percent increase in visitors). Among the traditional sun and beach destinations in the medium-haul flight sector only the countries of former Yugoslavia are not meeting expectations (-4 percent visitor decrease). In the car holiday segment, too, TUI is clearly showing a positive booking trend. The German market is growing overproportionally well with a 16 percent surge in the number of holidaymakers.

Car holiday destinations Austria (+7 percent visitor increase) and Switzerland (+26 percent visitor increase) are recording substantial growth rates. In the long-haul travel and city break segments TUI is reaping the fruits of its product campaign. "We

greatly expanded our holiday and travel product range by adding new destinations, circular tours and discovery components. Nine percent growth in the number of customers in the long-haul travel segment and a 14 percent increase in travellers taking city tours show that we are on the right track," comments Böttcher.

The booking figures are particularly satisfactory for Mexico (+25 percent visitor increase), Thailand (+38 percent), Mauritius (+37 percent visitor increase) as well as the Maldives (+9 percent visitor increase). In line with expectations the booking figures for Sri Lanka were considerably lower than the year before on account of the political uncertainty in the country (-59 percent).

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Early bookers can save money / Holiday prices for the winter season remain stable

For the coming winter season, too, TUI is offering holidaymakers wide-ranging early booker bonuses. Just as for the current summer season TUI is hitting the ground running with its own early booker price section. This section is valid until 12 December. After that the normal brochure prices come into effect. For adults TUI's early booker benefits are known as the XXL bonus. A total of 136 hotels in the most important winter destinations are offering these perks. This means adults can save as much as 200 euros per person on a sun and beach holiday in Egypt or up to 140 euros per person on the Canary Islands. With TUI, children can save using the XXS Super Price for Kids – it is valid for 34 family hotels and costs only 199 euros or 249 euros per child.

On average travel prices for the coming winter season, taking the early booker reduction into account, remain stable for all destinations. For the 2007/2008 winter season holidays are even cheaper than before, for instance, for a medium-haul holiday in Tunisia (-1.5 percent) or on the Spanish mainland (-2 percent). The price of travel to Egypt (+3 percent), the Balearics (+2 percent) and to Portugal (+1.5 percent) has gone up slightly. For trips to the Canary Islands, the most important winter destination for German holidaymakers, prices remain stable. Holiday prices for many long-haul destinations have become significantly cheaper thanks to favourable exchange rates. For instance, holidaymakers can save two percent in the Caribbean. The price of holidays in Namibia is down five percent, while a trip to South Africa now costs on average ten percent less than in the previous winter season.

New products – snow guarantee for winter sports and Asia expansion

With the TUI snow guarantee for skiers Germany's leading travel operator is launching a new concept. If one week before the holiday commences less than 75 percent of the lifts in a selected ski area are in operation for lack of snow, holidaymakers can at no extra cost either change the booking to a later date or choose a different destination from one of the TUI brochures. The TUI snow guarantee is valid for 36 ski areas in Germany, Austria, Switzerland and France and for some 200 hotels.

New to the winter sports brochure are not only numerous hotels in the Alpine countries but also winter sports destinations in the USA and Canada.

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Overall for the 2007/2008 winter season TUI is delivering 26 TUI brochures to the travel agencies. Apart from expanding the product range in the car holiday brochures there are numerous new hotels and programmes, for instance, for city breaks, on the Canary Islands and in North Africa. Furthermore, the product line has been substantially expanded in the long-haul segment. For the coming winter season TUI has concentrated above all on developing travel to Asia (see also the detailed press releases on this subject at www.tui-group.com).

TUI Island opens to visitors in the virtual world of Second Life

Anyone interested in a virtual holiday before the actual holiday can now visit TUI on the online digital world of Second Life. Internet surfers land with an aircraft on the TUI island, where they can spend time in different holiday worlds based on TUI subbrands "Schöne Ferien", "Weltentdecker" and "Premium". For instance, In the "Weltentdecker" area, guests can decide to go on a jungle path tour, a rafting trip or on a treasure hunt in an abandoned temple. For those who prefer something quieter, they will find luxury water-bungalows or a wellness temple in the Premium zone on the island – just as in the real life Premium brochures.

The TUI Island programme is rounded off with virtual hotel tours, detailed information on TUI products as well as a travel agency for booking real holidays.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

Supervisory Board appoints Peter Long to Executive Board of TUI AG

Hanover/Hamburg, 11 July 2007. The Supervisory Board of TUI AG has in today's meeting appointed Peter Long as ordinary member of the Executive Board. The appointment will come into effect with the completion of the merger of TUI Tourism with First Choice Holidays into TUI Travel PLC, which is expected to be on 3 September. As CEO of the future TUI Travel, Peter Long will represent tourism in the Executive Board of TUI AG. "The composition of the Executive Board will therefore take account of the future structure of the TUI Group. We are pleased that, with Peter Long as head of our tourism subsidiary, one of Europe's best respected tourism managers will be part of the top management body of the Group," says Dr Michael Frenzel. Besides, Peter Rothwell will remain member of the board as deputy CEO of TUI Travel.

TUI AG
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As announced Christoph R. Mueller will serve on the board of TUI Travel PLC in charge of the European airline business of the group. Consequently, he will resign from the parent company board with effect of the completion of the merger.

Peter Long has acted as CEO of the British travel group First Choice Holidays PLC since 1999. He was appointed to the Executive Board at First Choice in 1996, having previously been employed as manager of First Choice Holiday & Flights. Before Peter Long came to First Choice, he was, among other things, employed as executive board chairman of Sunworld Holidays and as head of the finance department and chief manager of the tour operations department of the International Leisure Group.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 425 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000. If you are in a territory outside the UK, you should immediately consult an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your First Choice Shares, please send this document and the accompanying documents, as soon as possible, to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be sent in or into any Restricted Jurisdiction. If you have sold or transferred part of your holding of First Choice Shares, please consult the stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying Prospectus relating to TUI Travel which has been prepared in accordance with the Prospectus Rules made under Section 73A of FSMA in connection with Admission. The Prospectus has been made public in accordance with the Prospectus Rules.

SCHEME OF ARRANGEMENT

of

First Choice Holidays PLC

under Section 425 of the Companies Act 1985

in connection with its

RECOMMENDED MERGER

with

TUI AG'S TOURISM DIVISION

Your attention is drawn to the letter from the Chairman of First Choice set out in Part I of this document which contains the unanimous recommendation of the First Choice Directors to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting referred to below. A letter from Lazard and Deutsche Bank explaining the Scheme appears in Part II of this document.

Notices of the Court Meeting and the Extraordinary General Meeting, both of which will be held at Exchange House, Primrose Street, London EC2A 2HS on 25 July 2007, are set out at the end of this document. The Court Meeting will start at 10.00 a.m. and the Extraordinary General Meeting at 10.15 a.m. (or as soon thereafter as the Court Meeting is concluded or adjourned).

Your attention is also drawn to the Whitewash Resolution, which is set out as resolution 2 in the Notice of Extraordinary General Meeting.

First Choice Shareholders will find enclosed with this document a BLUE Form of Proxy for use at the Court Meeting and a WHITE Form of Proxy for use at the Extraordinary General Meeting. To be valid, a Form of Proxy and any authority under which it is executed must be completed and returned in accordance with the instructions printed thereon by post or (during normal business hours only) by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE (in the case of the BLUE Form of Proxy) or BN99 6LN (in the case of the WHITE Form of Proxy), as soon as possible, but in any event so as to arrive not less than 48 hours before the time fixed for the relevant meeting or adjourned meeting. Whether or not you intend to be present at the Court Meeting or the Extraordinary General Meeting please complete and return the Forms of Proxy accompanying this document to Lloyds TSB Registrars as soon as possible but, in any event, at least 48 hours prior to the relevant Meeting. The completion and return of a Form of Proxy will not prevent First Choice Shareholders from attending either or both of the Court Meeting and the Extraordinary General Meeting or from voting in person should they so wish.

If the BLUE Form of Proxy for use at the Court Meeting (but not the WHITE Form of Proxy for the Extraordinary General Meeting) is not lodged with Lloyds TSB Registrars by the relevant time, it may be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of that Meeting.

Alternatively, if you hold your First Choice Shares in uncertificated form (i.e. in CREST), you may vote using the CREST Proxy Voting System in accordance with the procedures set out in the CREST Manual.

For more details of the action to be taken by First Choice Shareholders and instructions on completing the accompanying documents please refer to page 6 of this document and paragraph 14 of the letter from the Chairman set out in Part I of this document.

Application will be made to the UK Listing Authority and to the London Stock Exchange respectively for TUI Travel Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange's main market for listed securities. It is anticipated that Admission will become effective and that dealings will commence on the London Stock Exchange at 8.00 a.m. on the day on which the Scheme becomes effective.

Lazard, which is authorised and regulated in the United Kingdom by the FSA, is acting as joint financial adviser to First Choice, and as joint sponsor and financial adviser to TUI Travel, and no one else in connection with the matters described herein and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin-Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the FSA; and is regulated by the FSA for the conduct of UK business. Deutsche Bank is acting as joint financial adviser and as broker to First Choice, and as joint sponsor and financial adviser to TUI Travel, and no-one else in connection with the matters described herein and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Morgan Stanley, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser exclusively to TUI AG and TUI Travel, and as joint sponsor exclusively to TUI Travel, and no one else in connection with the matters described herein and will not be responsible to anyone other than TUI AG and TUI Travel for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

The information contained in this document may not be the same as that required under the laws of jurisdictions outside England and Wales. The distribution of this document in jurisdictions other than England and Wales may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document is being sent to you in your capacity as a First Choice Shareholder only and does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful.

The TUI Travel Shares to be issued pursuant to the Scheme to or for the benefit of any resident of Canada will be qualified for sale under the securities laws of any province or territory of Canada and may be subject to resale restrictions.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration. The TUI Travel Shares will not be registered under the US Securities Act, and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the TUI Travel Shares have not been and will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements. First Choice Shareholders (whether or not US persons) who are affiliates (as defined in the US Securities Act) of TUI Travel or First Choice prior to, and/or become affiliates of TUI Travel or First Choice on or after, the implementation of the Scheme will be subject to certain US transfer restrictions relating to the TUI Travel Shares. In particular, US persons should note the matters set out in paragraph 8 of Part V of this document. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme, or the issue of the TUI Travel Shares, and any representation to the contrary is a criminal offence in the United States. The TUI Travel Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, the TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account of any other national, resident or citizen of any Restricted Jurisdiction.

Forward-looking statements

This document contains certain statements about First Choice, TUI AG, TUI Tourism, TUI Travel and the Enlarged Group that are or may be forward looking. All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "believes", "estimates", "targets", "plans", "prepares", "anticipates", "expects", "intends", "estimates", "synergies", "strategy", "may", "will" or "should" or other words or terms of comparable nature or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected timetable for completing the Merger, (ii) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of the First Choice, TUI Tourism, TUI Travel and the Enlarged Group, (iii) business and management strategies and the expansion and growth of First Choice, TUI Tourism, TUI Travel and the Enlarged Group and (iv) the effects of government regulation on First Choice's, TUI Tourism's, TUI Travel's and the Enlarged Group's business.

These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of First Choice, TUI AG or TUI Travel. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause them to differ from any actual results, performance or achievement expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding First Choice's, TUI Tourism's and, following Completion, TUI Travel's present and future business strategies and the environment in which they will operate in the future. As a result, First Choice's, TUI Tourism's and, following Completion, TUI Travel's actual future financial condition, performance and results may differ materially from the plans, targets and expectations set out in the First Choice's, TUI Tourism's and TUI Travel's forward-looking statements contained in this document or any other forward-looking statement any of them may make. All forward-looking statements included in this document are based on information available to First Choice, TUI AG or TUI Travel on the date hereof. Investors are cautioned not to place undue reliance on any forward-looking statements attributable to First Choice, TUI AG or TUI Travel or any of their respective members, directors, officers or employees or any other persons acting on their behalf. All such statements, which speak only as of the date they were made, are expressly qualified in their entirety by the cautionary statement above. Except as required by law, the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the London Stock Exchange or by law, none of First Choice, TUI AG or TUI Travel undertakes any obligation to revise or update any forward-looking statements contained in this document or any other forward-looking statements that any of them may make.

EXCHANGE RATES

Unless otherwise stated, throughout this document the exchange rates used to convert between Sterling and Euro is £1.00:€1.46 and €1.00:£0.69.

Dated 29 June 2007

Contents

Action to be taken

Please check you have received with this document the following:

- a BLUE Form of Proxy for use in respect of the Court Meeting on 25 July, 2007 (attaching an attendance card in relation to the Court Meeting);
- a WHITE Form of Proxy for use in respect of the Extraordinary General Meeting ("EGM") on 25 July 2007 (attaching an attendance card in relation to the EGM); and
- the Prospectus for TUI Travel.

Whether or not you plan to attend the Meetings, PLEASE COMPLETE AND SIGN BOTH THE BLUE AND WHITE FORMS OF PROXY and return them as soon as possible to the Company's Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6LE (in the case of the BLUE Form of Proxy) and BN99 6LN (in the case of the WHITE Form of Proxy), but in any event so as to be received by no later than 10.00 a.m. on 23 July 2007, in the case of the Court Meeting (BLUE form) and by no later than 10.15 a.m. on 23 July 2007, in the case of the EGM (WHITE form).

This will enable your votes to be counted at the Meetings in the event of your absence. If the BLUE Form of Proxy for use at the Court Meeting is not lodged with Lloyds TSB Registrars by 10.00 a.m. on 23 July 2007, it may be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of that Meeting.

Alternatively, if you hold your shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of EGM set out at the end of this document). Proxies submitted via CREST must be transmitted so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of First Choice Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible in accordance with the instructions thereon.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or submitting your proxies electronically, please call the First Choice help line on 0870 609 2158 or, if calling from outside the UK, on +44 1903 276342 between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. Please note that help line operators cannot provide financial or legal advice, but will be able to answer questions on the effect of the proposals upon you as a First Choice Shareholder.

Expected timetable of principal events

Event	Time and/or date (year)
Latest time for lodging BLUE Forms of Proxy for the Court Meeting[1]	10.00 a.m. on 23 July 2007
Latest time for lodging WHITE Forms of Proxy for the EGM	10.15 a.m. on 23 July 2007
Voting Record Time for Court Meeting and EGM[2]	6.00 p.m. on 23 July 2007
Court Meeting	10.00 a.m. on 25 July 2007
EGM[3]	10.15 a.m. on 25 July 2007
The following dates are subject to change (please see note (4) below):	
Scheme Court Hearing	29 August 2007[4]
Reduction Court Hearing	31 August 2007[4]
Scheme Record Time	6.00 p.m. on 31 August 2007[4]
Last day of dealings in, and for registration of transfers of, and disablement of First Choice Shares in CREST	31 August 2007[4]
Scheme Effective Date	3 September 2007[4]
Allotment of TUI Travel Shares	3 September 2007[4]
Cancellation of listings and dealings in First Choice Shares	8.00 a.m. on 3 September 2007[4]
Expected date of Admission and commencement of dealings on the London Stock Exchange of TUI Travel Shares and CREST accounts credited in respect of TUI Travel Shares	8.00 a.m. on 3 September 2007[4]
Posting of certificates for TUI Travel Shares in certificated form by no later than	17 September 2007[4]

(1) The BLUE Form of Proxy for the Court Meeting may, alternatively, be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of the Court Meeting, however it is requested that, if possible, BLUE Forms of Proxy be lodged at least 48 hours before the time appointed for the Court Meeting. This is not permissible in relation to the WHITE Form of Proxy for the EGM, which must be lodged at least 48 hours before the time appointed for the EGM.

(2) If either of the Meetings is adjourned, then the Voting Record Time for the relevant reconvened Meeting will be 6.00 p.m. on the date two days prior to the date set for the adjourned Meeting.

(3) If the Court Meeting has not been concluded or adjourned prior to the scheduled commencement of the EGM, the commencement of the EGM will be delayed until the Court Meeting has been concluded or adjourned.

(4) These times and dates are indicative only and will depend, amongst other things, on the dates on which the Court sanctions the Scheme and/or on which the Scheme becomes effective, which will, in turn, be dependent on the conditions to the Merger being satisfied or waived. If there are any revisions to the timetable, the First Choice Board will make an appropriate announcement as soon as practicable. It is not intended that any supplemental circular would be sent to First Choice Shareholders in this event.

All references in this document to times and dates are to times and dates in London, unless otherwise stated.

Part I

Letter from the Chairman of First Choice

(Registered in England and Wales with Registered Number 48967)

Registered office
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Directors
Sir Michael Hodgkinson (Non-Executive Chairman)
Peter Long (Chief Executive)
Paul Bowtell (Group Finance Director)
Dermot Blastland (Managing Director, Mainstream Holidays)
Tony Campbell (Non-Executive Director and Senior Independent Director)
Clare Chapman (Non-Executive Director)
Bill Dalton (Non-Executive Director)
Jeremy Hicks (Non-Executive Director)
Susan Hooper (Non-Executive Director)
Giles Thorley (Non-Executive Director)

29 June 2007

To First Choice Shareholders and, for information only, to participants in the First Choice Share Schemes.

Dear Shareholder,

Scheme of Arrangement of First Choice in connection with its recommended merger with TUI AG's Tourism Division

1. Introduction

On 19 March 2007, the boards of First Choice and TUI AG announced that they had agreed the terms of a recommended merger of First Choice and TUI AG's tourism division, excluding certain hotel assets ("TUI Tourism") through the acquisition by a newly incorporated holding company, TUI Travel PLC ("TUI Travel"), of both First Choice and TUI Tourism (in the case of First Choice, by way of a scheme or arrangement under section 425 of the Companies Act 1985).

I am writing to you to explain the reasons for the Merger and, in particular, how it and the Scheme will be implemented, and to explain why your Board, which has been advised by Lazard and Deutsche Bank, considers the terms of the Merger to be fair and reasonable and why it unanimously recommends that you vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting.

In order to approve the terms of the Merger, First Choice Shareholders will need to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting to be held on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS. Details of the action you should take and the proposals to be put to you at the Meetings are set out in this letter.

First Choice Shareholders should read the whole of this document and the accompanying Prospectus and not rely solely on the information contained in this letter.

2. Background and Reasons for the Merger

The leisure travel environment has changed significantly over the last decade. The rapid development of low cost airlines, the growth of online intermediaries, as well as increasing access to travel products via the Internet has driven changes in consumer behaviour. As a result, consumers are increasingly demanding greater flexibility and choice when purchasing leisure travel products and are seeking to access travel content through a number of points of sale, most notably the Internet.

Travel companies have responded to these changes, with both TUI Tourism and First Choice successfully reorganising their respective business models to compete within the new market:

- TUI Tourism has adapted to the changes in consumer behaviour by extending its product offering from traditional package holidays to a more Internet-based component offering, including seat-only, accommodation-only, dynamic packaging and other travel related products to ensure that its brands remain relevant in the current leisure travel market place.
- First Choice has pursued a strategy of providing differentiated and exclusive products to its customers. It has invested in its mainstream business (including the development of six exclusive Holiday Villages) and built leadership positions in growing niche segments via a successful acquisition strategy. The result has been double-digit earnings growth each year since 2003.

Consequently, the Board believes that the Merger, through the combination of TUI Tourism's large consumer tour operating brands, flight and bed content and web-led modular strategy with First Choice's specialist brands and product differentiation strategy, will create a business that is competitively positioned to satisfy all the leisure travel needs of the travel consumer. Whether that is an independent traveller seeking access to a flight or hotel room, the traditional package holidaymaker looking for the value and security of a package holiday or a travel consumer who is seeking a different type of leisure travel experience, the Enlarged Group will be able to provide the relevant content, through a variety of controlled distribution channels.

3. Competitive Strengths

The Board believes that the following key competitive strengths will enable the Enlarged Group to deliver sustainable revenue and earnings growth:

- the breadth and depth of its travel operations which address a wide range of consumer travel needs, including individual travel components (such as flights and accommodation), fully integrated package tours and niche travel products;
- a strong portfolio of over 170 brands, including leading brands such as TUI, Thomson, First Choice, JetAir, Sunsail, The Moorings, Marmara and Nouvelles Frontières;
- a variety of distribution channels in all major source markets, including off-line (retail shops and catalogues), call centres and online (web-based) distribution, in order to maximise customer reach, ease of booking and flexibility of choice for customers;
- the opportunity to cross-sell differentiated travel products into the combined source markets of the Enlarged Group in cases where such opportunities have not previously been exploited;
- a leading position in the attractive long-haul segment of the travel market, supported by the Enlarged Group's experience in this segment and a firm order book for the new, fuel-efficient Boeing 787 Dreamliner, a new generation of aircraft which will enable the Enlarged Group to provide its customers with an enhanced long-haul experience to both new and existing long-haul destinations;
- enhanced economies of scale in an increasingly competitive market place and the opportunity to realise significant pre-tax synergies (estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion). For further information, see paragraph 7 of Part II of the Prospectus;

- leading Internet travel offerings in most source markets in terms of scale, product range and technology;
- management's experience in making value-enhancing acquisitions, particularly in fragmented niches of the travel market where businesses have attractive growth characteristics; and
- management's track record of improving underlying profit margins and delivering shareholder value.

4. Information on the Enlarged Group

On Completion, the Enlarged Group will be a leading international travel group which, on a combined basis in 2006, operated in approximately 180 countries worldwide and served more than 30 million customers in over 20 source markets.

The Enlarged Group's pro forma revenue and earnings before interest, tax, depreciation, amortisation and impairment (EBITDA) from continuing operations and acquisitions were £12.3 billion (€18.0 billion) and £467 million (€683 million) respectively on a combined basis in 2006.

The Enlarged Group will be headquartered in Crawley, near Gatwick airport in the UK. On a combined basis in 2006, it employed approximately 48,000 people and operated a pan-European airline group consisting of 155 aircraft. The Enlarged Group will primarily serve the leisure travel customer and will be organised and managed through four sectors: Mainstream, Specialist, Activity and Online Destination Services.

The Board believes that the Merger offers significant benefits to its shareholders and its customers, employees and business partners.

Part II of the Prospectus contains further information on the Enlarged Group.

5. Objectives and strategy for the Enlarged Group

TUI Travel's primary strategic objectives are:

- to be one of the world's leading leisure travel groups by providing customers with a wide choice of products with the flexibility to meet their changing needs;
- to deliver earnings and margin expansion through the combination of organic development and selected acquisitions;
- to deliver cost synergies and maintain a lean and efficient business model; and
- to maximise shareholder value.

TUI Travel aims to achieve these objectives through the following principal strategies:

- offering a comprehensive range of travel content to the consumer;
- increasing controlled distribution, developing the brand portfolio and improving yield management;
- maintaining an efficient and flexible business model; and
- making value-enhancing acquisitions in high-growth segments of the market.

Paragraph 4 of Part II of the Prospectus contains further information on the objectives and strategy for the Enlarged Group.

6. Summary of terms of the Merger

The Merger will be implemented by TUI Travel acquiring ownership of First Choice and TUI Tourism pursuant to the terms of the Merger Agreement (a summary of which is set out in paragraph 6 of Part II of this document).

As a result of the Merger, TUI Travel will be 49 per cent. owned by First Choice Shareholders and 51 per cent. owned by TUI AG (such percentages being calculated on a fully diluted basis).

The acquisition of First Choice will be effected by First Choice implementing a scheme of arrangement under Section 425 of the Companies Act 1985. If the Scheme becomes effective, the existing First Choice Shares will be cancelled and new shares in First Choice will be issued to TUI Travel. In consideration for the cancellation of their shares, First Choice Shareholders on the register at the Scheme Record Time will receive:

for each First Choice Share — one TUI Travel Share

The Scheme requires the approval of First Choice Shareholders by the passing of a resolution at the Court Meeting. This resolution must be approved by a majority in number of the holders of Scheme Shares present and voting, either in person or by proxy, representing not less than three-quarters in value of the Scheme Shares held by such holders. The Scheme and the reduction of capital associated with the Scheme must also be sanctioned by the Court at the Scheme Court Hearing and the Reduction Court Hearing respectively. All First Choice Shareholders are entitled to attend the Court Hearings in person or through counsel to support or oppose the sanctioning of the Scheme and the reduction of capital associated with the Scheme. Further details of the Court Meeting and the EGM, and the nature of the approvals to be given at them, are described in more detail in paragraph 7 of Part II of this document.

Under the terms of the Scheme, the First Choice Shares will be cancelled and, on the Effective Date, First Choice Shareholders will receive one TUI Travel Share for each First Choice Share. The total number of TUI Travel Shares issued to First Choice Shareholders on Completion will constitute 49 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis).

In consideration of the transfer by TUI AG of TUI Tourism to TUI Travel, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). In addition, TUI Travel will assume €875 million of net debt (inclusive of pension liabilities).

All TUI Travel Shares to be issued to First Choice Shareholders and to TUI AG will be ordinary shares, credited as fully paid, and will rank *pari passu*.

Applications will be made to the UK Listing Authority and the London Stock Exchange for the cancellation of the listing of the First Choice Shares on the Official List and of the trading in First Choice Shares on the London Stock Exchange's market for listed securities respectively, with effect from 8.00 a.m. on the Scheme Effective Date.

It is also intended that the TUI Travel Shares will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8.00 a.m. on the Scheme Effective Date.

The terms of the Merger Agreement require the Relationship Agreement to be entered into between TUI AG and TUI Travel. The Relationship Agreement sets out the principle that TUI Travel will operate independently of TUI AG and records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. Under the terms of the Relationship Agreement, TUI AG will have the right to appoint two non-executive directors to the board of TUI Travel for so long as TUI AG holds 30 per cent. or more of the voting shares in TUI Travel.

For so long as TUI AG holds 40 per cent. or more of the voting shares in TUI Travel:

- TUI AG may appoint the Chairman of TUI Travel, in which case the Chief Executive Officer of TUI Travel will be appointed by the TUI Travel Board subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the question will be resolved by TUI Travel shareholders (including TUI AG); or
- TUI AG may relinquish its right to appoint the Chairman and in return have the right to appoint and remove the Chief Executive Officer. If this right is invoked, the Chairman of TUI Travel will

be appointed by the TUI Travel Board subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the question will be resolved by TUI Travel shareholders (including TUI AG).

If at any time TUI AG holds 30 per cent. or more, but less than 40 per cent., of the voting shares of TUI Travel, the TUI Travel Directors will appoint the Chairman subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Directors, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the question will be resolved by TUI Travel shareholders (including TUI AG).

The Relationship Agreement will come into effect on Completion and will remain in place until the earlier of (i) TUI AG's voting rights falling below 10 per cent. or (ii) TUI Travel ceasing to be listed.

The initial composition of the TUI Travel Board is set out in paragraph 9 of this letter and a more detailed summary of the Relationship Agreement is set out in paragraph 6 of Part II of this document.

7. Conditions to the Merger

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions, including the receipt of appropriate competition clearances. Such clearances have now been received.

However, the implementation of the Merger remains subject to a number of outstanding conditions which must be satisfied (or, where applicable, waived by TUI AG and First Choice), in order for the Merger to become effective and which are summarised in paragraph 5 of Part II of this document. First Choice will not petition the Court to sanction the Scheme unless certain conditions to the Merger have been satisfied (or, where relevant, waived by TUI AG and First Choice) as described in Part III of this document.

8. Waiver of Rule 9 of the Takeover Code

If implemented, as set out above, the Merger will result in TUI AG being interested in shares carrying 51 per cent. of the voting rights of TUI Travel (on a fully diluted basis).

Under Rule 9 of the Takeover Code, any person who acquires an interest (as defined in the Takeover Code) in shares which, taken together with shares in which he is already interested and shares in which persons acting in concert with him are interested, carry 30 per cent. or more of the voting rights of a company which is subject to the Takeover Code, is normally required to make a general offer to all the remaining shareholders of that company to acquire their shares. Under Rule 9 of the Takeover Code, following the Merger, TUI AG would normally be required to make a general offer to ordinary shareholders since it will acquire an interest in shares carrying more than 30 per cent. of the voting rights of TUI Travel (excluding Treasury Shares).

In this case, the Takeover Panel has agreed to waive the obligation which would otherwise arise for TUI AG to make a general offer for TUI Travel, subject to the Whitewash Resolution being approved on a poll of independent ordinary shareholders of First Choice, on the basis that any persons who the Takeover Panel treats as non-independent and who holds any interests in shares in First Choice Shares shall refrain from voting on such poll.

TUI AG will, following completion of the Merger, hold (directly or indirectly) in excess of 50 per cent. of the issued ordinary share capital of TUI Travel as enlarged by the Merger, and will be able to further increase its aggregate interest in TUI Travel without incurring an obligation under Rule 9 of the Takeover Code to make a general offer to ordinary shareholders. However, TUI AG has, under the terms of the Relationship Agreement, agreed that neither TUI AG nor any of its associates shall acquire further TUI Travel Shares if such acquisitions would increase their aggregate shareholding in TUI Travel beyond 55 per cent., unless such acquisitions are done in the context of a general offer

to acquire all the issued shares in TUI Travel or any increase in such percentage is the consequence of a purchase by TUI Travel of its own shares.

9. TUI Travel Board

The TUI Travel Board is drawn from the boards of First Choice, TUI AG and the current management of TUI Tourism, and will be supplemented by additional independent Non-Executive Directors. The TUI Travel Board comprises 14 directors and, following the appointment of three further independent Non-Executive Directors as soon as practicable following Completion, the majority of the TUI Travel Board will be independent.

The TUI Travel Board will be chaired by Dr Michael Frenzel, currently Chief Executive of TUI AG, as Non-Executive Chairman with Sir Michael Hodgkinson, currently Non-Executive Chairman of First Choice, being appointed as independent Non-Executive Deputy Chairman.

The executive team of TUI Travel is:

	Position following Completion	Current Position
Peter Long	Chief Executive	Chief Executive of First Choice
Peter Rothwell	Deputy Chief Executive	Chief Operating Officer of TUI Tourism
Paul Bowtell	Chief Financial Officer	Chief Financial Officer of First Choice
Will Waggott	Commercial Director	Chief Financial Officer of TUI Tourism
Christoph Mueller . . .	Aviation Director	Member of Executive Board of TUI AG
Volker Böttcher	Managing Director, Central Europe	Chief Executive of TUI Tourism Central Europe

In addition to the Chairman and the Deputy Chairman, the TUI Travel Board includes six Non-Executive Directors, of whom five are independent. These Non-Executive Directors are Tony Campbell, Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley (who are currently Non-Executive Directors of First Choice) and Rainer Feuerhake (currently Chief Financial Officer of TUI AG). Three additional independent Non-Executive Directors will be appointed by the TUI Travel Board as soon as practicable following Completion.

TUI Travel has established audit, nomination and remuneration committees. Each such committee has not fewer than three independent Non-Executive Directors and not more than two Non-Executive Directors representing TUI AG. Further details of the corporate governance arrangements for TUI Travel are set out in paragraph 5 of Part IV of the Prospectus.

10. Enlarged Group Management and Employees

The senior management of the Enlarged Group is made up of the following existing senior managers from both First Choice and TUI Tourism and, together with the executive directors of TUI Travel, will form the group management board of the Enlarged Group:

	Position following Completion	Current Position
Andrew John	Group Legal Director and Company Secretary	Legal Director and Company Secretary, First Choice
Bill Logan	Group Human Resources Director	Group Human Resources Director, First Choice
Dermot Blastland . . .	Managing Director, UK & Ireland	Managing Director, Mainstream, First Choice
Johan Lundgren	Managing Director, Nordic	Managing Director, Scandinavia, TUI Tourism
Bart Brackx	Managing Director, Western Europe	Managing Director, Western Europe, TUI Tourism
Richard Prosser	Managing Director, Specialist	Managing Director, Specialist, First Choice
John Wimbleton	Managing Director, Activity	Managing Director, Activity, First Choice
Joan Vilà	Managing Director, Online Destination Services	Managing Director, Online Destination Services, First Choice
Wolfgang Bremer . . .	Manager Director, TUI Destination Management Services	Managing Director, Destination Management Services, TUI Tourism

TUI Travel attaches great importance to the skills and expertise of the employees of First Choice and TUI Tourism and believes that the increased size and strength of the Enlarged Group will offer attractive career prospects.

However, in order to achieve the planned benefits of the Merger, some operational restructuring will be required following Completion. In particular, in the UK, restructuring will be required in the combined real estate, airline, tour operations and central functions, which will involve a reduction of roles in some areas but an increase in others. There will also be some restructuring in Germany and the UK associated with creating a single headquarters for TUI Travel in Crawley. Given the combined effects of the timescale for the integration programme, natural attrition and the opportunities that the Enlarged Group will create, TUI Travel expects that compulsory redundancies will be minimised. If redundancies are necessary, TUI Travel will comply with all applicable consultation and legal requirements in this respect.

11. First Choice Share Schemes

The impact of the Scheme on participants in the First Choice Share Schemes is summarised in paragraph 13 of Part II of this document.

Paragraph 14 of Part II of this document summarises the proposed new share schemes for the Enlarged Group.

12. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, including the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertake a Court-approved capital reduction under section 135 of the Companies Act to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

13. Current Trading and Prospects

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 Summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, Summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the Summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

14. Action to be taken

At the end of this document First Choice Shareholders will find notices of the Meetings which have been convened to enable First Choice Shareholders to consider and, if thought fit, approve the Scheme and, in the case of the EGM, to approve certain resolutions necessary to enable First Choice to effect the Scheme and the Merger. Such EGM resolutions include the approval in connection with the waiver by the Takeover Panel of TUI AG's obligation under Rule 9 of the Takeover Code to make a mandatory offer for TUI Travel. You will find enclosed with this document two Forms of Proxy for use in connection with the Meetings.

It is particularly important that as many votes as possible are cast (whether in person or by proxy) at the Court Meeting so that the Court may be satisfied that the result is a fair representation of First Choice Shareholders' opinions. You are therefore strongly urged to complete and return your Forms of Proxy as soon as possible. Please make every effort to vote at the Meetings either in person or by completing the Forms of Proxy. Completion and return of any Form of Proxy will not prevent First Choice Shareholders from attending the Meetings and voting in person if they so wish.

Whether or not First Choice Shareholders propose to attend either of the Meetings in person, First Choice Shareholders are requested to complete and return the enclosed BLUE and WHITE Forms of Proxy so as to be received by post or (during normal business hours only) by hand by Lloyds TSB Registrars not later than 48 hours before the time for which the relevant meeting has been convened. If the BLUE Form of Proxy for use at the Court Meeting is not lodged with Lloyds TSB Registrars by that time, it may be handed to Lloyds TSB Registrars on behalf of the Chairman at the start of that Meeting.

Completing and returning the enclosed BLUE and WHITE Forms of Proxy will ensure that your votes can be counted at the Meetings.

Alternatively, if you hold your First Choice Shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of EGM set out at the end of this document). Proxies submitted via CREST must be transmitted so as to be received by Lloyds TSB

Registrars (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

Please note that only those First Choice Shareholders registered in the register of members of First Choice as at 6.00 p.m. on 23 July 2007 or, in the event that the Meetings are adjourned, in the register of members at 6.00 p.m. on the date two days prior to the date set for any adjourned Meeting, will be entitled to attend or vote in respect of the number of First Choice Shares registered in their name at the relevant time.

Details relating to listing, dealing and settlement are included in paragraph 8 of Part II of this document.

15. Overseas Shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK (**"Overseas Shareholders"**) may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves of and observe all applicable legal requirements. Please refer to paragraph 8 of Part V of this document for further details.

16. Further information

The terms of the Scheme are set out in full in Part III of this document. In addition, the Explanatory Statement set out in Part II of this document provides further details about the Scheme and the Merger.

Your attention is also drawn to the further information contained in this document, in particular, the conditions to the implementation of the Scheme and the Merger set out in paragraph 5 of Part II of this document.

This document should be read in conjunction with the accompanying Prospectus which contains further information, including risk factors, information about the Enlarged Group, the Merger, TUI Travel Directors, corporate governance and employees of TUI Travel and financial information on First Choice, TUI Tourism, TUI Travel and the Enlarged Group.

17. Recommendation

Your Board, which has been so advised by Lazard and Deutsche Bank, considers the terms of the Merger (including the Scheme) and the waiver by the Takeover Panel of the obligation which would otherwise arise for TUI AG to make a general offer for TUI Travel under Rule 9 of the Takeover Code, as described in paragraph 8 of this letter, to be fair and reasonable. In providing their advice to the Board, Lazard and Deutsche Bank have taken into account the commercial assessments of the Board.

The Board considers that the terms of the Merger are in the best interests of First Choice Shareholders as a whole and unanimously recommends that First Choice Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as the members of the Board intend to do in respect of their own respective beneficial shareholdings in First Choice which, on 27 June 2007 (being the last practicable date prior to the publication of this document), amounted in aggregate to 3,409,056 First Choice Shares, representing approximately 0.64 per cent. of the existing issued ordinary share capital of First Choice.

Deutsche Bank has an existing relationship with TUI AG, and Lazard is therefore providing advice to the Board in connection with the Merger for the purposes of Rule 3 of the Takeover Code.

Yours faithfully,

Sir Michael Hodgkinson
Chairman
First Choice Holidays PLC

Part II

Explanatory Statement

(in compliance with Section 426 of the Companies Act)

Lazard & Co., Limited 50 Stratton Street London, W1J 8LL Registered in England and Wales No 162175	Deutsche Bank AG, London Branch 1 Great Winchester Street London, EC2N 2DB Registered in England and Wales No BR000005

29 June 2007

To First Choice Shareholders and, for information only, to participants in the First Choice Share Schemes.

Dear Shareholder,

Scheme of Arrangement of First Choice in connection with its recommended merger with TUI AG's tourism division

1. Introduction

On 19 March 2007, the boards of First Choice and TUI AG announced that they had reached agreement on the terms of a recommended merger, to be effected by means of the acquisition by a newly incorporated company, TUI Travel, of both First Choice and TUI Tourism.

Your attention is drawn to the letter from the Chairman of First Choice set out in Part I of this document which sets out the background to and reasons for the Merger and the Scheme, the implications of the Merger and the Scheme for First Choice Shareholders, information on the board of directors and organisation of the Enlarged Group, and the unanimous recommendation by the Board to First Choice Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM to be held on 25 July 2007.

The Board has been advised by Lazard and Deutsche Bank in connection with the Merger. Lazard and Deutsche Bank have been authorised by the Board to write to you on its behalf to explain the terms of the Merger and, in particular, the Scheme and to provide you with other relevant information. Statements made in this letter, which refer to TUI AG's reasons for the Merger and to the intentions and expectations regarding TUI Tourism and the Enlarged Group reflect the views of the TUI AG directors. Statements made in, or deemed to be included in, this letter which refer to the background to and reasons for the recommendation of the First Choice Directors reflect the views of the First Choice Directors. Other information on the businesses of TUI Tourism and First Choice reflects the beliefs of the TUI AG Directors or the First Choice Directors, as the case may be, unless otherwise indicated.

This Explanatory Statement contains a summary of the terms of the Merger and the provisions of the Scheme. The terms of the Scheme are set out in full in Part III of this document. Your attention is also drawn to the other parts of this document, which are deemed to form part of this Explanatory Statement, including a letter from the Chairman of First Choice in Part I, the financial information in Part IV, the additional information set out in Part V and the definitions in Part VI.

The attention of Overseas Shareholders is drawn to paragraph 8 of Part V of this document.

This letter and the rest of this document should be read in conjunction with the accompanying Prospectus which contains further information, including risk factors associated with the TUI Travel Shares, information about the Enlarged Group's business, details of the Merger, the TUI Travel Directors, corporate governance and employees of TUI Travel and financial information on First Choice, TUI Tourism, TUI Travel and the Enlarged Group.

2. The terms and effects of the Merger for First Choice Shareholders

It is intended that the Merger will be implemented through the acquisition by TUI Travel, a newly incorporated holding company, of both First Choice and TUI Tourism (in the case of First Choice, by way of a scheme or arrangement under section 425 of the Companies Act 1985).

Under the terms of the Merger, holders of First Choice Shares (pursuant to the Scheme) will receive:

for each First Choice Share **one TUI Travel Share**

Paragraph 7 below sets out details of the approvals from First Choice Shareholders and the Court which are required for the Scheme to become effective.

The acquisition of TUI Tourism will be effected by means of a share exchange pursuant to which TUI AG will complete the transfer of TUI Tourism to TUI Travel in consideration for TUI Travel Shares and for TUI Travel assuming €875 million of net debt (inclusive of pension liabilities). Further details of the transfer of TUI Tourism to TUI Travel are set out in paragraph 4 of Part III of the Prospectus.

As a result of the Merger (and on a fully diluted basis) the First Choice Shareholders will hold in aggregate 49 per cent. of the issued share capital of TUI Travel and TUI AG will hold 51 per cent. of the issued share capital of TUI Travel. All TUI Travel Shares to be issued to First Choice Shareholders and to TUI AG will be ordinary shares, credited as fully paid, and will rank *pari passu*.

Completion is subject to certain clearances, approvals and other conditions, further details of which are set out in paragraph 5 below.

A Relationship Agreement has been entered into between TUI AG and TUI Travel to record their understanding in respect of the governance of TUI Travel and the exercise of the entitlements of TUI AG in respect of its TUI Travel Shares following Completion. A summary of the Relationship Agreement, together with the key terms of the Merger Agreement, are set out in paragraph 6 below.

Applications will be made to the UKLA and the London Stock Exchange for the cancellation of the listing on the Official List and of the trading on the London Stock Exchange of the First Choice Shares respectively. It is also intended that the TUI Travel Shares will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange on the Scheme Effective Date.

The First Choice Directors have unanimously recommended that First Choice Shareholders vote in favour of the Merger and the Scheme at the Court Meeting and the EGM.

3. Information on First Choice

First Choice is a leading international leisure travel company headquartered in Crawley, in the UK. It operates in 17 major source markets across more than 80 brands, employing over 15,000 people. It has successfully transformed itself into a leading international leisure travel company, comprising a UK mainstream tour operator and a portfolio of niche specialist businesses across the world, that create added value experiences for its customers. Although First Choice's many brands offer a variety of leisure travel experiences, the business model across First Choice is focused on differentiation and flexibility.

First Choice operates in four principal sectors:

- Mainstream Holiday Sector—this sector consists of the UK and Ireland tour operating, retail and airline businesses. Its clear strategy has led to a focus on developing differentiated and exclusive products, such as its six Holiday Villages. It operates 33 aircraft, and has invested significantly in its long haul programme. Its six re-configured B767s offer customers an enhanced in-flight entertainment experience. In addition, First Choice has recently announced that it has exercised a further four options on the new Boeing 787 Dreamliner to bring the total firm order to twelve aircraft.
- Specialist Holiday Sector—this sector consists of the Continental European and UK Specialist businesses, and a number of businesses operating in North America including a student travel business and a Canadian tour operator. All the businesses within this sector have either destination or product expertise, and operate from 13 source countries with expert local

management teams that understand both their market and their customers' needs. These businesses develop leisure travel experiences that cater for a specific marketplace or lifestyle and include brands such as Sovereign, Marmara, StudentCity.com and Travcoa.

- Activity Holiday Sector—this sector consists of three divisions: the Marine division includes First Choice Marine which operates the market-leading yacht chartering brands of The Moorings and Sunsail, Sunsail Clubs and Inland Waterways. The Adventure division consists of a portfolio of 16 adventure travel businesses across seven source markets offering a range of experiences including trekking and expedition cruising, with the division experiencing high consumer demand for these travel experiences. The Escorted Tours division consists of six brands that operate specialist escorted tours for the US source market, whose customer base is drawn primarily from the growing "boomer" demographic in the US.
- Online Destination Services Sector—this sector has operations in 16 countries with 67 offices, providing accommodation online and services in destination as well as specialised services to cruise lines and the management of meetings and incentives activities for companies. It is focused on two strategic distribution channels—Business to Business with the Hotelbeds and Bedsonline brands and Business to Consumer with the Hotelopia brand. The business has successfully leveraged its strong relationship with local bed suppliers to build a bed bank of 25,000 hotels and apartments in over 2,000 tourist areas across 900 destinations. Clients include over 1,800 tour operators and 7,000 travel agents who can access this bed bank online, and in 2006, the sector sold 9.5 million bed nights.

For the financial year ended 31 October 2006, First Choice generated revenues of £2,899 million (2005: £2,647 million), EBITDA (including First Choice's share of results of associates and joint ventures) of £176.9 million (2005: £163.7 million), and underlying operating profit of £139.0 million (2005: £123.3 million).

As at 31 October 2006, First Choice had shareholders' capital excluding minority interests of £281 million and net debt of £103 million.

As at close of business on 27 June 2007 (being the latest practicable date prior to publication of this document), First Choice had a market capitalisation of £1,637 million (based on the closing price of 308.50 pence for each First Choice share and 530,577,303 First Choice Shares in issue), and is traded on the London Stock Exchange.

Further Information

Further information on First Choice is set out in paragraph 13 of Part I of this document and Parts VII and VIII of the Prospectus.

4. Information on TUI AG and TUI Tourism

TUI AG

TUI AG was formerly known as Preussag AG and is headquartered in Hanover, Germany. A change of name to TUI AG took place in June 2002. Until the mid-1990s, TUI AG operated predominantly in the areas of industry, transport and natural resources. After a number of significant disposals and acquisitions, today, TUI AG's core businesses are Tourism and Shipping.

- The Tourism division comprises four main sectors: Central Europe, Northern Europe, Western Europe and other Tourism (which includes Destination Services and Hotels & Resorts). Following the Merger, TUI AG will retain a majority of its current hotels and resorts business.
- The Shipping division comprises Hapag-Lloyd Container Line and Hapag-Lloyd Kreuzfahrten. Hapag-Lloyd Container Line is one of the world's top five container lines in the growth market of container shipping, operating globally with a total of 138 vessels and holding containers with a total capacity of 1,015,000 TEU. Hapag-Lloyd Kreuzfahrten is a premium and luxury cruise company focusing on lifestyle and experience cruises on all the world's seas. With four cruise vessels, Hapag-Lloyd Kreuzfahrten has established itself as a leading provider of cruises in German-speaking countries. The Shipping division will not form part of the Merger and will remain directly owned by TUI AG.

For the financial year ended 31 December 2006, TUI AG reported turnover of €20.5 billion (2005: €18.2 billion), EBITDA of €939 million (2005: €1.12 billion), and profit before tax of minus €736 million (2005: positive €387 million) from continuing operations. As at 31 December 2006, TUI AG had shareholders' capital excluding minority interests of €2.7 billion and net debt of €3.2 billion. As at 31 December 2006, TUI AG employed 53,930 employees worldwide.

As at close of business on 27 June 2007 (being the latest practicable date prior to publication of this document), TUI AG had a current market capitalisation of €4.99 billion (based on the closing price of €19.89 for each share in TUI AG and 251 million TUI AG shares outstanding) and is a member of Germany's blue-chip DAX 30 Index.

TUI Tourism

TUI Tourism has emerged as a leading European tour operator. The principal events that have led to this include the acquisition of the British tourism group Thomson Travel Group PLC in 2000, the acquisition of the French tourism company Nouvelles Frontières in 2002 and the expansion of TUI Tourism's airline business via acquisitions of Hapag-Lloyd Express in Germany in 2002, of TUI Airlines Belgium in 2004 and of Thomsonfly in the UK in 2000.

TUI Tourism is a one-stop shop for leisure travel related products, and has established itself as a leader in the European travel market. Whether for component web-based bookings or package tours, TUI Tourism covers the entire travel chain in more than 70 holiday destinations for over 20 million customers. Its portfolio comprises around 3,200 travel agencies, 70 market-leading tour operator brands, over 120 aircraft, and over 40 inbound agencies as well as access to over 165,000 hotel beds.

TUI Tourism consists of TUI AG's tourism division, excluding certain hotel assets, and operates in four main sectors:

- The Central Europe sector comprises the distribution and tour operator business in Germany, Switzerland, Austria and the Eastern European markets as well as the airlines Hapag-Lloyd Flug and Hapag-Lloyd Express.
- The Northern Europe sector comprises the distribution and tour operator business in the UK, Ireland and the Nordic countries as well as the airlines TUI Fly Nordic and Thomsonfly.
- The Western Europe sector comprises the distribution and tour operator business in France, the Netherlands and Belgium as well as the following airlines: Corsair, TUI Airlines Nederland and TUI Airlines Belgium.
- The Destinations sector covers TUI Travel's consolidated and associated incoming agencies from shareholdings in 35 agencies in 36 countries as well as Nordotel, Atlantika and Safeharbour.

For the financial year ended 31 December 2006, TUI Tourism had revenue of £9,393 million (€13,714 million), EBITDA of £291 million (€424 million) and underlying operating profit of £185 million (€271 million). As at 31 December 2006, TUI Tourism had net assets of £2,203 million (€3,216 million).

Further information

Further information on TUI AG's business is set out in Section B of Part IV of this document.

Further information on TUI Tourism's business is set out in Parts V and VI of the Prospectus.

5. Conditions to the Merger

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions, including the receipt of appropriate competition clearances. Such clearances have now been received.

The conditions which must be satisfied (or, where applicable, waived by First Choice and TUI AG) in order for the Scheme and the Merger to become effective are summarised below. First Choice will

not petition the Court to sanction the Scheme unless the conditions to the Merger have been satisfied (or, where applicable, waived).

In summary, the implementation of the Merger is conditional upon:

(a) the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the First Choice Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the resolutions to approve matters to give effect to the Scheme being duly passed by the requisite majority of First Choice Shareholders at the EGM;

(c) the sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in either case, with or without modification, on terms acceptable to First Choice and TUI AG) and the subsequent registration of the Reduction Court Order by the Registrar of Companies in England and Wales;

(d) Admission occurring;

(e) the Merger having been cleared by the European Commission under the Council Regulation (EC) No. 139/2004;

(f) the Merger having been cleared by any relevant non-EU competition authorities and no notice of any action, which would make the Merger unenforceable or illegal or impose material conditions on the parties with respect to the Merger, having been received from any regulatory body in any jurisdiction;

(g) the Takeover Panel granting a specific waiver from the requirements of Rule 9 of the Takeover Code in respect of the issue of TUI Travel Shares to TUI AG; and

(h) TUI AG and First Choice having obtained all necessary consents from the providers of their bonding and other finance facilities, or replacement facilities having been arranged.

Neither First Choice nor TUI AG is entitled to invoke a Condition (other than the Conditions referred to in paragraphs (d), (e) and (f) above) unless the circumstances which give rise to invoke the Condition are of material significance in the context of the Merger.

On 4 June 2007, the European Commission declared the Merger compatible with the common market and cleared the Merger in a phase I clearing decision, subject to the disposal of TUI Tourism's Budget Travel business in Ireland. It is intended that TUI AG will transfer Budget Travel to TUI Travel as part of the TUI Tourism Group, and that Budget Travel will be disposed of in accordance with the disposal commitments given to the European Commission as a condition of its merger clearance.

The Takeover Panel has agreed to grant a waiver from the requirements of Rule 9 of the Takeover Code subject to the Whitewash Resolution being approved at the EGM, as described in paragraph 8 of Part I of this document.

6. Merger Agreement, Relationship Agreement and other arrangements between TUI Travel and TUI AG

Merger Agreement and inducement fees

On 19 March 2007, TUI AG, First Choice and TUI Travel entered into the Merger Agreement in connection with the Merger. The Merger Agreement sets out the terms on which TUI Travel will acquire each of First Choice and TUI Tourism. In addition, the Merger Agreement has governed, and will continue to govern, the relationship between TUI AG and First Choice until the Merger becomes effective or lapses.

Pursuant to the Merger Agreement, each of TUI AG and First Choice has undertaken to co-operate and take all steps that are within their power and are both reasonable and necessary to implement the Merger and has given certain undertakings in relation to the conduct of its respective business in the period prior to the implementation of the Merger. Each of TUI AG and First Choice has also agreed not to actively solicit any alternative transaction that would be inconsistent with implementing the Merger.

TUI AG has given First Choice high-level warranties covering certain information provided to First Choice in respect of the business of TUI Tourism. In addition, the Merger Agreement contains a tax indemnity under which TUI AG covenants with First Choice that it will indemnify TUI Travel in respect of tax incurred by TUI Travel relating to, amongst other matters, certain events occurring prior to Completion and the transfer of TUI Tourism to TUI Travel.

The Merger Agreement also provides that TUI Travel shall assume €875 million of net debt (inclusive of pensions liabilities). This assumption of the net debt will be effected in the following manner: accounts of TUI Tourism will be prepared as at the date of Completion. From such accounts, the amounts of net debt and working capital shall be determined as at Completion, except that the amount of pension liabilities shall be as at 31 December 2006. To the extent that the net debt (inclusive of pension liabilities) is less than €875 million, additional cash consideration will be due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism. This amount will remain outstanding as debt due to TUI AG on the terms of the Shareholder Loan Agreement described in paragraph 12.1.3 of Part XI of the Prospectus. To the extent that net debt (inclusive of pension liabilities) is greater than €875 million the non-share consideration due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism will be reduced by such difference and TUI AG will settle such difference by a cash payment to TUI Travel.

An amount of target working capital will be agreed and the difference between the target working capital amount and the actual amount of working capital will be established. To the extent that actual working capital exceeds or is less than target working capital, a further adjustment will be made. If working capital exceeds target working capital, an amount equal to the excess will be due from TUI Travel to TUI AG and will remain outstanding as a debt due to TUI AG on the terms of the Shareholder Loan Agreement. If working capital is less than target working capital, an amount equal to such shortfall will be settled by a cash payment from TUI AG to TUI Travel.

The Merger Agreement may be terminated by TUI AG or First Choice in certain circumstances, including where any regulatory authority irrevocably blocks the Merger, where First Choice Shareholders fail to approve the Scheme at the Court Meeting or fail to pass the resolutions relating to the Merger at the EGM, where the Court fails to sanction the Scheme or a material adverse change occurs (referable to agreed benchmarks) which affects First Choice or TUI Tourism (as the case may be).

TUI AG has agreed to pay First Choice an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for TUI AG or TUI Tourism is announced and becomes or is declared wholly unconditional; or

(b) First Choice exercises its right to terminate the Merger Agreement for an unremedied breach by TUI AG of its obligations under the Merger Agreement.

First Choice has agreed to pay TUI AG an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for First Choice is announced and becomes or is declared wholly unconditional;

(b) the First Choice Directors withdraw or adversely modify their recommendation of the Merger; or

(c) TUI AG exercises its right to terminate the Merger Agreement for an unremedied breach by First Choice of its obligations under the Merger Agreement.

Relationship Agreement and other arrangements between TUI Travel and TUI AG

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The Relationship Agreement records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon Completion.

The Relationship Agreement will remain in force until either the TUI Travel Shares are no longer admitted to listing on the Official List and to trading on the London Stock Exchange, or TUI AG has

less than 10 per cent. of the rights to vote at general meetings of TUI Travel. In addition, in the event that a person (acting alone or in concert with other persons) acquires control of TUI AG during the term of the Relationship Agreement, TUI AG will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the TUI Travel Board described below.

The Relationship Agreement sets out the agreement of TUI AG and TUI Travel as to the composition of the TUI Travel Board as follows:

(a) the TUI Travel Board shall have a maximum of 17 Directors, a majority of whom shall be independent;

(b) for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel, it may appoint two Non-Executive TUI Travel Directors to the TUI Travel Board (being "Shareholder Directors");

(c) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, it may appoint one of its Shareholder Directors as the chairman of the TUI Travel Board, in which case the chief executive of TUI Travel will be appointed by the TUI Travel Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment of a chief executive, the matter will be put to the vote of the shareholders of TUI Travel (including TUI AG);

(d) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, it may relinquish its right to appoint the chairman of the TUI Travel Board and in return have the right to appoint the chief executive of TUI Travel who shall constitute one of TUI Travel's two Shareholder Directors. If this right is invoked, the chairman will be appointed by the TUI Travel Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the matter will be put to the vote of the shareholders of TUI Travel (including TUI AG);

(e) if TUI AG holds less than 40 per cent. of the voting shares of TUI Travel, for so long as it holds 30 per cent. or more of the voting rights in TUI Travel, the TUI Travel Board will appoint the chairman but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the matter will be put to the vote of the shareholders of TUI Travel (including TUI AG);

(f) the nomination committee of TUI Travel will nominate the rest of the TUI Travel Directors, who will be appointed and/or removed by the TUI Travel Board; and

(g) it is agreed that any person nominated and/or appointed to a position on the TUI Travel Board shall have appropriate experience and qualification for his or her role.

In addition, TUI AG has agreed that it will exercise its voting rights in relation to class 1 transactions under the Listing Rules in accordance with the recommendation given by the TUI Travel Board unless all of the directors appointed by TUI AG have dissented to or abstained from such recommendation.

TUI Travel has agreed that it will not (other than on the exercise of certain share options) issue any shares if the effect will be to reduce TUI AG's voting rights. If TUI Travel issues shares other than on a pre-emptive basis, TUI AG will have the right to subscribe for TUI Travel Shares at market value in order to restore the pre-existing level of its voting rights.

TUI AG has agreed that it will not, for a period of 12 months following Admission, dispose of any TUI Travel Shares without the consent of TUI Travel, other than (i) in each of the two consecutive periods of six months immediately following Admission, the disposal of TUI Travel Shares constituting, in aggregate, no more than 10 per cent. of issued share capital then in issue either in the market (subject to orderly market restrictions) or to a single purchaser (who has agreed to be

bound by equivalent lock-up restrictions); (ii) intra group transfers of TUI Travel Shares; and (iii) the acceptance of a takeover offer in accordance with the Takeover Code.

Disposals of TUI Travel Shares by TUI AG after the expiry of the 12 month period following Admission will be effected after consultation with the TUI Travel Board.

Further, TUI AG has agreed that it will not acquire any TUI Travel Shares other than (i) acquisitions, that would increase its shareholding to not more than 55 per cent.; (ii) consequential increases in TUI AG's percentage of TUI Travel Shares as a result of a purchase by TUI Travel of its own shares; or (iii) where TUI AG makes a general offer to acquire all TUI Travel Shares then in issue.

TUI Travel has agreed that each of the following matters will require the prior approval of 80 per cent. of the TUI Travel Directors present at the meeting of the TUI Travel Board at which such matter is considered:

(a) any material alteration (including cessation) to the general nature of the business of any Group Company;

(b) the sale, transfer, leasing, licensing or disposal by any Group Company (other than in the normal course of trading) of all or a substantial part of its business, undertaking or assets, the transfer of any shares in the capital of any Group Company or the acquisition of any share capital or loan capital of, or the entry into of any partnership or joint venture arrangement or merger with, any body corporate, whether by a single transaction or series of transactions, related or not, where such transaction or series of transactions exceed a value of £10,000,000;

(c) the entry into by any Group Company of any new borrowing facility, the variation of the terms of any borrowing facilities or the issue or redemption prior to its due date of any loan capital; and

(d) the approval of an annual budget comprising short term business plans of the Enlarged Group in relation to profit, investment and financial planning.

In addition, TUI Travel shall avoid doing any of the following, which may cause TUI AG to be in breach of any of the restrictions under TUI AG's current bond facilities in the absence of any permitted exemption:

(a) borrowing any monies from external financial institutions in excess of the Enlarged Group's outstanding borrowings as at Completion, save in respect of the refinancing of such borrowings;

(b) creating or permitting to exist any liens over the Enlarged Group's assets other than those arising by operation of law or already in existence as at Completion (or arising pursuant to any refinancing referred to in (a) above);

(c) selling any of the Enlarged Group' assets other than for fair market value, at least 75 per cent. of which is paid in cash, with such proceeds being used to repay indebtedness or to invest in properties and assets used in the Enlarged Group's business;

(d) guaranteeing or permitting any Group Company to guarantee the debt of the Enlarged Group;

(e) creating or permitting to exist any restrictions on the Enlarged Group's ability to pay dividends, make inter-company loans, repay inter-company indebtedness, or transfer its assets to another member of TUI Travel's or TUI AG's group;

(f) merging with or selling all of the Enlarged Group's assets to another person; or

(g) failing to repay any indebtedness or pay any final judgment which amounts to more than €25 million.

TUI Travel and TUI AG will discuss any proposed course of action which may be permitted by an exemption to such restrictions and if there is doubt as to whether such exemption applies to any particular case, TUI AG's decision on the matter shall be final.

TUI Travel and TUI AG have also entered, or will also enter, into the following agreements with effect from Completion:

(a) The Shareholder Loan Agreement, which was entered into on 29 June 2007, under which TUI AG will lend a maximum amount of €2 billion to TUI Travel. This agreement will provide TUI Travel with funds for general corporate purposes for the period from Completion until the date three years after TUI Travel is no longer restricted from raising external finance by the terms of the Relationship Agreement (as referred to above).

(b) The Hotel Framework Agreement, which was entered into on 26 June 2007 , which governs the commercial relationship between TUI AG and TUI Travel in respect of the distribution of hotel beds forming the hotel portfolio interests retained by TUI AG on Completion.

(c) The Trademark Licensing Agreement, under which TUI AG will grant to TUI Travel an exclusive right to use the trademark "TUI Travel".

Further details of the Relationship Agreement, Shareholder Loan Agreement, Hotel Framework Agreement and Trademark Licensing Agreement are set out in paragraph 12 of Part XI of the Prospectus.

7. Structure of the Scheme

Introduction

As described above, the Merger is to be effected by a series of steps including the Scheme for the introduction of TUI Travel as First Choice's new holding company and the acquisition by TUI Travel of TUI Tourism.

The Scheme is a legal process under the Companies Act by means of which Scheme Shares will be cancelled and new TUI Travel Shares will be issued to the holders of Scheme Shares.

Under the terms of the Scheme, the Scheme Shares held at the Scheme Record Time will be cancelled and approximately 547,837,081 new shares in First Choice of 3 pence each will be issued to TUI Travel.

The Scheme also requires the sanction of the Court, as well as satisfaction and waiver of the other conditions set out in paragraph 5 above.

In order for the Scheme to become effective, the following procedure, as set out in the Companies Act, must be adopted:

(a) the Court Meeting will be held, at which a majority in number of First Choice Shareholders representing not less than three-quarters in nominal value of the First Choice Shares, present and voting in person or by proxy at such meeting, agree to the Scheme;

(b) the Special Resolution approving the Scheme and the reduction of capital involved therein (requiring a majority of at least three-quarters of the votes cast by person or by proxy) must be passed at the EGM. This EGM will be held on the same day as the Court Meeting;

(c) the Court must sanction the Scheme at the Scheme Court Hearing and issue the Scheme Court Order approving the Scheme;

(d) the Court must sanction the reduction of capital associated with the Scheme at the Reduction Court Hearing and issue the Reduction Court Order confirming the reduction of capital; and

(e) an office copy of the Scheme Court Order and the Reduction Court Order must be delivered to the Registrar of Companies for registration and, in the case of the Reduction Court Order, be registered by him (whereupon the Scheme will immediately become effective).

The last day of dealings in, and for registrations of transfers of, and disablement of CREST in relation to, First Choice Shares will be the last Business Day prior to the Effective Date (expected to be 31 August 2007). On the Effective Date, First Choice Shares will be de-listed from the Official List and from the London Stock Exchange's market for listed securities.

On the Effective Date, share certificates in respect of the Scheme Shares will cease to be valid and should be destroyed. In addition, on the Effective Date entitlements to Scheme Shares held within the CREST system will be cancelled and TUI Travel Shares shall be admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities.

The TUI Travel Shares to be issued to First Choice Shareholders will be issued credited as fully paid and free from all liens, encumbrances, charges or other third party rights and/or interests whatsoever.

The Scheme is set out in full in Part III of this document.

The Meetings

Before the Court's approval can be sought to sanction the Scheme, the Scheme will require approval by the First Choice Shareholders at the Court Meeting and the passing of the Special Resolution by First Choice Shareholders at the EGM.

Notices of the Court Meeting and the EGM are set out at the end of this document.

All holders of First Choice Shares whose names appear on the register of members of First Choice at the Voting Record Time (being 6.00 p.m. on 23 July 2007 or, if either the Court Meeting or the EGM is adjourned, on the date two days prior to the date set for the adjourned Meeting) shall be entitled to attend and vote at the Court Meeting and the EGM in respect of the number of First Choice Shares registered in their name at such time.

Court Meeting

The Court Meeting has been convened for 10.00 a.m. on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS. All First Choice Shareholders are entitled to attend the Court Hearings in person or through counsel to support or oppose the sanctioning of the Scheme.

The Court Meeting is being held at the direction of the Court for the purpose of enabling First Choice Shareholders to consider and, if thought fit, approve the Scheme in order for the Court to be satisfied that the Scheme has sufficient shareholder support. The Court will not grant the Scheme Court Order unless the Scheme is approved by First Choice Shareholders at the Court Meeting by the requisite statutory majority.

At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each First Choice Share held at the Voting Record Time. In order for the Scheme to be approved at the Court Meeting, those voting to approve the Scheme must:

(a) represent a simple majority in number of those First Choice Shareholders present and voting in person or by proxy; and

(b) represent not less than three-quarters in nominal value of the First Choice Shares held by those First Choice Shareholders present and voting in person or by proxy.

At the Court Meeting, it is particularly important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of First Choice Shareholder's opinions. You are therefore strongly urged to sign and return your Forms of Proxy for both the Court Meeting and the EGM as soon as possible.

The Extraordinary General Meeting

The EGM has been convened for 10.15 a.m. on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS (or as soon thereafter as the Court Meeting has been concluded or adjourned), to consider and, if thought fit, pass the following resolutions:

(a) the Special Resolution to:

(i) approve the Scheme of Arrangement and to approve the participation by First Choice in the Merger as set out or referred to in this document and the Merger Agreement;

(ii) approve the reduction of share capital of First Choice resulting from the cancellation of Scheme Shares under the Scheme;

(iii) approve the issue of new First Choice Shares to TUI Travel in accordance with the Scheme by way of a capitalisation of the reserve arising from the cancellation of the Scheme Shares;

(iv) authorise the Directors to allot new First Choice Shares to TUI Travel;

(v) amend the articles of association of First Choice as described below and as fully set out in the Notice of EGM set out at the end of this document; and

(b) ordinary resolutions:

(i) approving (on a poll of independent First Choice Shareholders) the waiver by the Takeover Panel of the obligation which would otherwise arise for TUI AG to make a general offer for TUI Travel under Rule 9 of the Takeover Code, as described in paragraph 8 of Part I of this document; and

(ii) approving the rules of the TUI Travel share schemes which are described in paragraph 14 below.

The Special Resolution will require votes in favour of not less than three-quarters of the votes cast. The Chairman of First Choice intends to exercise his right to demand that the vote of the First Choice Shareholders at the EGM be held by way of a poll and, in such event, each First Choice Shareholder who was entered on the register of members of First Choice at the Voting Record Time and is present in person or by proxy will be entitled to one vote for each First Choice Share so held.

Proxies

Whether or not First Choice Shareholders plan to attend the Meetings, they are urged to complete and sign both the BLUE and WHITE Forms of Proxy and return them as soon as possible to the Company's registrar, Lloyds TSB Registrars, at the address set out on the Forms of Proxy, but in any event so as to be received by no later than 10.00 a.m. on 23 July 2007, in the case of the Court Meeting (BLUE form) and by no later than 10.15 a.m. on 23 July 2007, in the case of the EGM (WHITE form).

This will enable your votes to be counted at the Meetings in the event of your absence. If the BLUE Form of Proxy for use at the Court Meeting is not lodged with Lloyds TSB Registrars by 10.00 a.m. on 25 July 2007, it may be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of the Meeting.

Alternatively, First Choice Shareholders who hold First Choice Shares in uncertificated form (i.e. in CREST) may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to accompanying notes for the notice of EGM set out at the end of this document). Proxies submitted via CREST must be transmitted so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

Amendments to First Choice Articles

The Scheme will take effect in relation to the following First Choice Shares in issue at the Scheme Record Time:

(i) all of the ordinary shares of First Choice issued prior to the Voting Record Time (as defined in the Scheme); and

(ii) any First Choice Shares issued on or after the Voting Record Time and before 6.00 p.m. on the Business Day immediately preceding the day of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder thereof agrees in writing to be so bound.

As mentioned above, it is proposed that the articles of association of First Choice be amended at the EGM to ensure that any First Choice Shares issued under the First Choice Share Schemes (or otherwise) between the Voting Record Time and 6.00 p.m. on the Business Day immediately preceding the day of the Reduction Court Order will be subject to the Scheme.

It is also proposed to amend the articles of association of First Choice so that any First Choice Shares issued to persons other than TUI Travel and/or its nominee(s) (**"New Members"**) on or after 6.00 p.m. on the Business Day immediately preceding the day of the Reduction Court Order will be automatically transferred (immediately after the Scheme Effective Time or, if later, upon the issue of such First Choice Shares) to TUI Travel and/or its nominee(s) and, in consideration for such transfer, the New Members will receive TUI Travel Shares following the Scheme Effective Time (or, if later, immediately following such transfer). This will avoid any person (other than TUI Travel) being left with First Choice Shares after dealings in such shares have been suspended and/or their listing has been cancelled.

Copies of First Choice's existing articles of association and copies of the articles of association as proposed to be amended at the EGM are available for further inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on a weekday (Saturdays, Sundays and public holidays excepted) until the close of the EGM and will also be available for inspection at the place of the EGM for at least 15 minutes prior to, and during, the EGM.

Sanction of the Scheme by the Court

Under the Companies Act, the Scheme requires the sanction of the Court and the confirmation by the Court of the associated reduction of capital. The Scheme Court Hearing is expected to be held on 29 August 2007 and the Reduction Court Hearing is expected to be held on 31 August 2007. TUI Travel has confirmed that it will be represented by counsel at the Scheme Court Hearing and the Reduction Court Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of an office copy of the Scheme Court Order and of the Reduction Court Order to the Registrar of Companies, and the registration by him of the Reduction Court Order.

If the Scheme becomes effective, it will be binding on First Choice and all holders of Scheme Shares, including any holders of First Choice Shares and who did not vote to approve the Scheme or who voted against the Scheme.

If the Scheme does not become effective by 31 October 2007 (or such later date (if any) as TUI Travel and First Choice may agree and the Court may allow) the Scheme will not become effective and the Merger will not proceed.

8. Listings, dealings and settlement

Listings and dealings in First Choice Shares and TUI Travel Shares

First Choice Shares may only be traded on the London Stock Exchange until immediately prior to the Scheme Record Time which is expected to be at 6.00 p.m. on 31 August 2007. At the Scheme Record Time, the admission to trading of the First Choice Shares on the London Stock Exchange will be suspended and no transfers of First Choice Shares will be registered thereafter.

Applications will be made to the UK Listing Authority and the London Stock Exchange for the cancellation of the listing of the First Choice Shares on the Official List and of the trading in First Choice Shares on the London Stock Exchange's main market for listed securities respectively, with effect from 8.00 a.m. on the Scheme Effective Date.

With effect from the Scheme Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of First Choice to deliver up the same to First Choice or to any person appointed by First Choice to receive the same for cancellation or to destroy such share certificate.

With effect from the Scheme Effective Date, CRESTCo will be instructed to cancel entitlements to Scheme Shares held in uncertificated form.

Application will be made to the UK Listing Authority for the TUI Travel Shares to be admitted to the Official List in accordance with the Listing Rules and to the London Stock Exchange for the TUI Travel Shares to be admitted to the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings, for normal settlement, will commence at 8.00 a.m. on the Scheme Effective Date which, subject to the sanction of the Scheme by the Court and the satisfaction of the other conditions of the Merger, is expected to be on 3 September 2007.

Settlement

Subject to the Merger becoming effective (and except as provided in paragraph 8 of Part V of this document in relation to certain Overseas Shareholders), settlement of the consideration to which any First Choice Shareholder is entitled under the Scheme will be effected in the following manner:

First Choice Shares in uncertificated form, (that is, in CREST)

Where, at the Scheme Record Time, a First Choice Shareholder holds First Choice Shares in uncertificated form, the TUI Travel Shares to which such First Choice Shareholder is entitled will be issued to such person in uncertificated form through CREST. TUI Travel will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such First Choice Shareholder with such person's entitlement to TUI Travel Shares at the commencement of dealings in the TUI Travel Shares.

As from the Scheme Record Time, each holding of First Choice Shares credited to any stock account in CREST will be disabled and all First Choice Shares will be removed from CREST in due course.

TUI Travel reserves the right to issue the TUI Travel Shares referred to in this section to all or any First Choice Shareholder(s) in certificated form in the manner referred to below if, for any reason, it wishes to do so.

First Choice Shares in certificated form (that is, outside CREST)

Where, at the Scheme Record Time, a First Choice Shareholder holds First Choice Shares in certificated form, the TUI Travel Shares to which such First Choice Shareholder is entitled will be issued in certificated form. Definitive certificates for TUI Travel Shares will be despatched by first class post, airmail if overseas, (or such other method(s) as may be approved by the Takeover Panel and the UK Listing Authority) to the address appearing in the register of members of First Choice at the Scheme Record Time (or, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holding concerned) or in accordance with any applicable special instructions received by Lloyds TSB Registrars regarding communications prior to the Scheme Record Time. Definitive certificates will be issued as soon as practicable and no later than 14 days after the Scheme Effective Date.

General

All documents sent to First Choice Shareholders will be sent at their own risk.

In relation to TUI Travel Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such TUI Travel Shares as referred to above. Pending the issue of definitive certificates for such TUI Travel Shares, former First Choice Shareholders wishing to register transfers of such TUI Travel Shares may certify their share transfer forms against the register of members of TUI Travel by contacting Lloyds TSB Registrars. On the registration of any such transfers, the transferee will receive a TUI Travel share certificate.

All mandates relating to the payment of dividends and other instructions (or deemed instructions) given (or deemed given) to First Choice by First Choice Shareholders in force at the Scheme Effective Time relating to holdings of First Choice Shares (including, without limitation, instructions in

relation to summary financial statements) will, unless and until amended or revoked, be deemed as from the Scheme Effective Time to be effective mandates or instructions in respect of the corresponding TUI Travel Shares.

9. The First Choice Directors and the effect of the Scheme on their interests

The interests of the First Choice Directors in the share capital of First Choice are as set out in paragraph 3.2(a) of Part V of this document.

In common with the other participants in the First Choice Share Schemes, First Choice Directors who are holders of options or awards under those schemes will be able to exercise or exchange their options as described in further detail in paragraph 13 of this Part II.

Details of the current service contracts (including termination provisions) of the executive directors of First Choice and the current letters of appointment of the non-executive directors of First Choice are set out in paragraph 7 of Part V of this document. Details of the proposed service agreements for those executive directors of First Choice who will become directors of TUI Travel and details of the proposed letters of appointment for the non-executive directors of TUI Travel are set out in paragraph 4 of Part IV of the Prospectus.

Save as disclosed, the total emoluments received by the Directors of First Choice will not be varied automatically as a consequence of the Merger.

Save as set out above, the effect of the Scheme on the interests of the First Choice Directors does not differ from its effect on the like interests of any First Choice Shareholder.

10. Irrevocable undertakings

The First Choice has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions at the EGM from First Choice Directors holding in aggregate 3,409,056 First Choice Shares, representing, in aggregate, approximately 0.64 per cent. of the existing issued share capital of First Choice.

Further details of such irrevocable undertakings are set out in paragraph 5 of Part V of this document.

11. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, it is intended that TUI Travel follows a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, such as the ongoing expansion of the Specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertakes a Court-approved capital reduction under section 135 of the Companies Act to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

12. Capital Resources

TUI Travel will be financed through three principal facilities: (i) a new bank facility which will provide £600 million of funding in the form of cash advances, letters of credit and bank guarantees (subject to a maximum amount of £200 million which may be drawn down in the form of a letter of credit or bank guarantee); (ii) a new bonding facility which will provide £400 million of funding in the form of a bonding line; and (iii) a €2 billion shareholder loan from TUI AG. A summary of the terms of the bank facilities referred to in (i) and (ii) above and the Shareholder Loan Agreement referred to in (iii) above are set out in paragraphs 12.1.7, 12.1.8 and 12.1.3 respectively of Part XI of the Prospectus.

Information on the capital resources of TUI Tourism and First Choice is set out in paragraph 2.2 of Part VI and paragraph 2.2 of Part VIII of the Prospectus respectively.

13. First Choice Share Schemes

First Choice currently operates the First Choice Holidays Performance Share Plan (**"First Choice PSP"**), the First Choice Holidays Deferred Annual Bonus Scheme (**"First Choice DABS"**) and the First Choice Holidays Share Incentive Plan (**"First Choice SIP"**) which are similar to the proposed TUI Travel PSP, TUI Travel DABS and TUI Travel SIP each of which is summarised in paragraph 14 below. In addition, there are two legacy schemes with residual outstanding awards: the First Choice Holidays PLC Restricted Share Plan (**"First Choice RSP"**) and the First Choice Holidays Senior Executive Plan (**"First Choice SEP"**).

As a result of the Scheme of Arrangement there will be no further awards granted under the First Choice Share Schemes and all outstanding awards will either vest to the extent permitted in accordance with the rules or be replaced by equivalent awards over TUI Travel Shares as explained below.

First Choice PSP

There are awards outstanding over approximately 5,430,701 First Choice Shares under the First Choice PSP (as at the latest practicable date before the publication of this document). It is expected that only a proportion of these shares will be released upon the Court sanction of the Scheme of Arrangement after taking account of the level of performance to date and time pro-rating for the early release of the shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two thirds of the 2005 awards, one half of the 2006 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the awards which will be released shortly before the date of Court sanction based on performance to that time. The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has also determined that the balance of the shares which are ineligible for release to date on account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards, one half of the shares in the case of the 2006 awards, and two thirds in the case of the 2007 awards) will be eligible for replacement awards over TUI Travel Shares of equivalent value (or, in the case of certain awards made mostly to pilots, replacement awards over cash or alternative benefits of equivalent value) which may be held until the normal release date under the terms of the First Choice PSP, subject to the achievement of the performance targets and pro-rating for time (if the award is released early upon cessation of employment or a corporate event).

First Choice DABS

There are awards outstanding over approximately 877,704 First Choice Shares under awards of deferred shares (**"Deferred Awards"**) and 3,062,466 First Choice Shares under awards of matching shares (**"Matching Awards"**) under the First Choice DABS (as at the latest practicable date before the publication of this document). All of the Deferred Awards, which were awarded in lieu of bonuses, and a proportion of the Matching Awards, will be released upon the Court sanction of the Scheme of Arrangement after taking account of the level of performance to that date and time pro-rating for the early release of shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two thirds of the 2005 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the Matching Awards which will be released shortly before the date of Court sanction.

The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has determined that participants will also receive a cash sum equivalent to the dividends to which they would have been entitled in respect of their Deferred Awards.

The First Choice Remuneration Committee has also determined that the balance of the Matching Awards which are ineligible for release taking account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards and two thirds of the shares in the case of the 2007 awards) will be eligible for replacement awards over TUI Travel Shares of equivalent value which may be held until the normal release date under the First Choice DABS, subject to the achievement of performance targets and pro-rating for time (if the award is released early upon cessation of employment or a corporate event).

First Choice RSP

There are approximately 3,700,974 First Choice Shares outstanding under the First Choice RSP (as at the last practicable date before the publication of this document).

The rules provide that, upon the Court sanctioning the Scheme, the First Choice Remuneration Committee can determine whether to release all or part of any award. In view of the performance to date the First Choice Remuneration Committee has determined that the awards should be released in full.

The exercise of the released awards will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

First Choice SEP

There are options outstanding over approximately 5,861,995 First Choice Shares under the First Choice SEP (as at the last practicable date before the publication of this document).

The rules provide that all of the options will be exercisable upon a Scheme of Arrangement without regard to performance. The exercise of the options will be subject to the Court sanctioning the Scheme of Arrangement and to the payment of the option price (representing market value at the date of grant), income tax and National Insurance contributions (or an equivalent social security liability).

First Choice SIP

There are approximately 879,157 First Choice Shares held under the First Choice SIP as at the last practicable date before the publication of this document.

The existing First Choice Shares held under the First Choice SIP will be replaced by TUI Travel Shares under the Scheme on the same basis as First Choice Shareholders will exchange their shares under the Scheme of Arrangement. The replacement TUI Travel shares will then be held under the First Choice SIP on the same terms and conditions as the current First Choice Shares. First Choice employees will be allowed to continue to save under the SIP for TUI Travel Shares after the Merger on the same terms as they presently save for First Choice Shares.

14. Adoption of new Enlarged Group Share Incentive Schemes

Adoption of new Enlarged Group Share Incentive Schemes

TUI Travel has established five employee incentive schemes which may be used after Admission. There are two discretionary employee schemes for senior executives: a Performance Share Plan (**"TUI Travel PSP"**) and a Deferred Annual Bonus Scheme (**"TUI Travel DABS"**), and there are also two all-employee share schemes: a Share Incentive Plan (**"TUI Travel SIP"**) and a Savings-Related Share Option Scheme (**"TUI Travel SAYE Scheme"**), both of which will be submitted for approval by Her Majesty's Revenue and Customs (**"HMRC"**) under the Income Tax (Earnings and Pensions) Act 2003. The Board has made no decision whether to operate the TUI Travel SIP and the TUI Travel SAYE Scheme, or either of them, following Admission.

In addition, TUI Travel has established the Value Creation Synergy Plan (**"TUI Travel VCSP"**) which is a discretionary one-off three-year scheme which will be used after Admission and provides for a combination of cash and share incentives designed to maximise the synergistic benefits of the Merger and drive shareholder value creation.

These five schemes (together referred to as the **"TUI Travel Incentive Schemes"**) have been established by the TUI Travel Directors and resolutions will be put to First Choice Shareholders at the First Choice EGM approving the operation of these schemes in principle.

The TUI Travel Remuneration Committee will review the TUI Travel PSP, TUI Travel DABS and TUI Travel VCSP with a view to bringing forward any appropriate proposals for changes to executive incentive schemes at the 2008 Annual General Meeting.

Set out below is a summary of the principal features of the five schemes.

TUI Travel PSP

Under the TUI Travel PSP, participants will receive conditional allocations of TUI Travel Shares which will be released after a period of three years, provided that pre-set performance targets are satisfied.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel PSP, at the discretion of the TUI Travel Remuneration Committee. It is proposed that only executive TUI Travel Directors, senior executives and selected professional key employee groups will normally be selected for participation.

Individual Limits

The maximum aggregate market value of shares which may be allocated under the TUI Travel PSP to any employee in any financial year shall not exceed two times that employee's base salary (or, where the TUI Travel Remuneration Committee considers there are exceptional circumstances, four times the employee's base salary). No amount is payable by participants on allocation.

Performance Targets

Allocations will only vest and be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. No shares will be released unless, over the performance period, the performance targets have been met. The performance targets will be based 50 per cent. on earnings per share, and 50 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between 10 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100m of synergy benefits achieved over the three-year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between the median and upper quartile performance, or greater. There will be no retesting of any performance targets.

Vesting of allocations will also be subject to underpins relating to the Group's return on invested capital and weighted average cost of capital to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further

grants, but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the allocation date his allocation will normally be forfeited. However, in the event of his death, injury, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or upon sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, allocations will vest, subject to both performance targets having been met to that date and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, allocations will normally vest, subject to performance targets having been achieved and to time pro-rating. However, allocations will not vest where participants are offered replacement allocations on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations will continue but over replacement shares in the acquiring company and with similar performance targets.

TUI Travel DABS

Under the TUI Travel DABS, participants will defer a proportion of their pre-tax annual performance-related bonus, which will be used to acquire TUI Travel Shares (**"deferred shares"**). These deferred shares, together with a conditional allocation of ordinary shares (**"matching shares"**) equal to up to four times the number of deferred shares, will be released after a period of three years. The release of the deferred shares will not be subject to any further performance targets. The release of the matching shares will be subject to further pre-set performance targets being satisfied, as described below.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel DABS at the discretion of the TUI Travel Remuneration Committee. It is proposed that only Executive TUI Travel Directors and senior managers and selected professional key employee groups will normally be selected for participation.

Deferred Shares

Where an employee is selected for participation in the TUI Travel DABS, he will be required to invest at least one quarter of his pre-tax annual bonus in deferred shares, subject to the deferral being not less than an amount which may be specified from time to time. The participant may elect to invest a further amount of up to a quarter of his pre-tax annual bonus in deferred shares, i.e. an overall maximum of one half of his pre-tax bonus can be invested in deferred shares. The investment in deferred shares will be made at a price per deferred share which is equal to the middle market quotation of a TUI Travel Share on the date of investment.

Performance Targets

Allocations of matching shares will only vest and the shares be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. The performance targets will be based 75 per cent. on earnings per share and 25 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between 10 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100m of synergy benefits achieved over the three-year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. will vest, on a straight-line basis, between the median and upper quartile performance or greater. There will be no re-testing of any performance targets.

Vesting of allocations of matching shares will also be subject to underpins related to the Enlarged Group's return on invested capital and weighted average cost of capital to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further grants but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the date of allocation, his matching shares will normally be forfeited. His deferred shares will be released to him at this point (or at such later stage as the matching shares are to be released), unless cessation of employment is a result of dismissal for gross misconduct, in which case the deferred shares will be forfeited and there will be no release of matching shares.

In certain circumstances, including leaving on account of death, injury, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or upon the sale of the business or subsidiary for which the participant works, allocations of matching shares will vest, subject to both performance targets having been met and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations of matching shares to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, allocations of matching shares will normally vest subject to performance targets having been achieved and time pro-rating. Deferred shares will also be released at this point. However, no allocations will vest where participants are offered replacement allocations of matching and deferred shares on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations of matching shares will continue, but over replacement shares in the new company and with similar performance targets and no deferred shares will be released early.

TUI Travel Sharesave Scheme

The TUI Travel SAYE Scheme will provide for the grant of options over TUI Travel Shares to be purchased out of the proceeds of a linked SAYE savings account with a bank or building society. Whether, and when, any grants will be made will be determined by the TUI Travel Board.

Eligibility

All UK employees of the Enlarged Group who have worked for any qualifying period as may be determined by the TUI Travel Board (but not to exceed five years) and any other employees (including overseas employees nominated by the TUI Travel Board) will be eligible to participate in the scheme.

Grant Price

Options may be granted at an acquisition price which is not less than 80 per cent. of the middle market quotation of a TUI Travel Share on the London Stock Exchange dealing day (or average over the three dealing days) immediately before the day invitations are sent out (or some other date agreed with HMRC). If shares are to be subscribed, the acquisition price will also not be lower than nominal value.

Grant Period

Invitations for the grant of options will normally only be issued within the 42-day period following TUI Travel's announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

Leaving employment

Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Enlarged Group by reason of death, injury, ill health or disability, redundancy, retirement or on the sale of their employing company or business out of the Enlarged Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason (except dismissal for gross misconduct), provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

Corporate events

Options may be exercised in the event of a takeover, reconstruction or amalgamation or winding-up of TUI Travel, to the extent of the accumulated savings under the participant's savings contract (together with any interest due). In the event of another company acquiring control of TUI Travel, participants may in certain circumstances be allowed to exchange their options for options over shares in the acquiring company.

TUI Travel SIP

The TUI Travel SIP is constituted under a trust deed and rules which will provide for TUI Travel to make various types of award over TUI Travel Shares which are held by trustees on behalf of participants. Whether, and when, any grants will be made will be determined by the TUI Travel Board.

Eligibility

All UK employees of the Enlarged Group with the requisite qualifying period of service (which will be determined by the TUI Travel Board from time to time and may not exceed 18 months qualifying service) are entitled to participate. Overseas employees who would otherwise qualify, but who do not pay UK tax, may be invited to participate.

Free Shares

The TUI Travel SIP allows for awards of up to £3,000 worth of free shares in total in any tax year. Awards may be made on the basis of equal numbers of shares, pro-rata earnings or on the basis of other similar terms including objective performance conditions achieved prior to the making of the awards.

Partnership Shares

The TUI Travel SIP allows for participants to purchase up to £1,500 worth of shares (or 10 per cent. of the participant's annual salary, if less) in total in any tax year. Deductions may be made from salary each month, or may be accumulated over a period of up to 12 months and then applied in the acquisition of shares. Any lump sum purchases may also be made within the statutory limit.

Matching Shares

The TUI Travel SIP allows for additional free shares to be awarded based on the number of partnership shares acquired. The maximum award per employee is two matching shares for each partnership share—up to £3,000 worth of matching shares in total in any tax year.

Dividend Shares

The TUI Travel SIP also allows for the reinvestment in shares of up to £1,500 worth of cash dividends in total in any tax year.

Acquisition of Shares

The trustees may buy shares in the market or subscribe for new shares. Free and matching shares are funded by participating Enlarged Group companies.

Holding Period

Free shares and matching shares must be held in the TUI Travel SIP for a holding period which expires between three and five years after award, or, if earlier, when the participant ceases to be employed by an Enlarged Group company. Dividend shares must remain in the TUI Travel SIP for a holding period of three years or, if earlier, until the participant ceases to be employed within the Enlarged Group. Partnership shares may be withdrawn from the TUI Travel SIP at any time subject to any PAYE liabilities which may be due.

Voting, Dividend and Other Rights

While the shares are held in the TUI Travel SIP, the participant remains the beneficial owner and is entitled to receive dividends (subject to any reinvestment in dividend shares) and, through the TUI Travel SIP, to vote and to participate in substantially the same way as other shareholders. Shares may be left in the TUI Travel SIP until the participant ceases to be employed within the Enlarged Group.

Forfeiture

Free and matching shares may be forfeited if the participant ceases to be employed within the Enlarged Group before the expiry of a period specified by the TUI Travel Board (not exceeding three years) beginning with the date of award of such shares, unless he leaves employment due to injury, ill health, disability, redundancy, sale of the business or subsidiary by which he is employed, death or retirement. The TUI Travel Board may also provide that, if a participant withdraws his partnership shares from the TUI Travel SIP within three years of the date on which they were acquired, his corresponding matching shares shall be forfeited.

Corporate Events

Participants' shares are dealt with in the same way as any other shareholder upon a takeover or reconstruction. Any shares issued to the TUI Travel SIP in place of any shares on a takeover or reconstruction will be held in the TUI Travel SIP.

TUI Travel VCSP

Under the TUI Travel VCSP, which is a one-off three year plan, participants will receive an award which will be satisfied by a combination of cash and TUI Travel Shares, provided that pre-set performance targets are satisfied. The performance targets will be based on the achievement of the synergistic objectives of the Merger.

Eligibility

The TUI Travel Remuneration Committee will nominate executive directors and senior executives for participation in the plan. Up to 12 directors and senior executives are expected to participate.

Individual Limits

The maximum aggregate limit on awards for any individual under the TUI Travel VCSP will vary according to his level of responsibility, but the maximum award over three years will be no greater than an amount between 225 per cent. and 450 per cent. of base salary before statutory deductions for PAYE and similar liabilities. The awards will be a combination of cash and shares which will vest in three equal tranches over three years as shown below:

Tranche 1 (2007/2008): 50 per cent. cash and 50 per cent. shares;

Tranche 2 (2008/2009): 50 per cent. cash and 50 per cent. shares; and

Tranche 3 (2009/2010): 100 per cent. cash.

While any cash entitlement will be paid annually, no shares will be released until the end of the three-year period.

Performance Target

The vesting of the annual tranches will be subject to the achievement of annual performance targets over the three-year period—2007/2008 to 2009/2010. The release of the share elements will be subject to a further overall three-year performance target. The performance targets will be set by the TUI Travel Remuneration Committee and will be based upon the achievement of the synergistic benefits of the Merger and margin enhancement. Following consultation with key institutional shareholders the overall three year performance targets have been set at a "target" of £100 million (below which no vesting will occur) with a payment and vesting scale up to a stretch level of £150 million. The TUI Travel Remuneration Committee will set targets for the first two years of the plan consistent with the achievement of the overall three-year performance targets. In addition, the Remuneration Committee will set annual margin targets (below which no payment or vesting will occur). This is intended to ensure that synergy benefits translate to enhanced margins for the Enlarged Group.

At target annual performance, the proportion vesting under each annual tranche will be in the range of 37.5 per cent. to 75 per cent. of salary. For the achievement of annual stretching performance measures, the proportion vesting under each annual tranche will be in the range of 75 per cent. to 150 per cent. of salary. Annual performance will relate to the achievement of annual synergistic benefits of the Merger and will be subject to an annual margin enhancement underpin.

Cessation of Employment

If a participant leaves employment before the end of the three-year performance period his award will normally be forfeited. However, in the event of his death, injury, ill health, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or on a sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, any unvested tranches will lapse. The share elements of each tranche will vest, subject to performance targets having been met to that date and pro-rating for time elapsed compared to the total length of the performance period. In other circumstances, the TUI Travel Remuneration Committee will have discretion to allow the share elements in any outstanding tranches to vest as above, or to continue to subsist, as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, awards will normally vest, subject to performance targets having been achieved and to time pro-rating. However, awards will not vest where participants are offered replacement awards on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, awards will continue but over replacement shares in the acquiring company and with similar performance targets.

Provisions relating to all TUI Travel Incentive Schemes

Scheme Limits

The maximum number of new ordinary shares which may be issued or issuable under the TUI Travel Incentive Schemes shall be as follows:

- in any ten-year period, not more than five per cent. of the ordinary share capital of TUI Travel from time to time under the TUI Travel PSP, the TUI Travel DABS and the TUI Travel VCSP; and
- in any ten-year period, not more than 10 per cent. of the ordinary share capital of TUI Travel from time to time under all TUI Travel Incentive Schemes.

For the purpose of these limits no accounts will be taken of any shares where the right to acquire the shares has been released, lapsed or otherwise become incapable of exercise or vesting.

The current guidelines issued by the Association of British Insurers ("ABI") state that the transfer of Treasury Shares should count towards the overall scheme limits outlined above. These guidelines will be reflected in the trust deed and rules of each of the TUI Travel Incentive Schemes for as long as this remains ABI policy.

Scheme Shares

All awards and options which are granted over TUI Travel Shares will be over shares which may be new issue, Treasury Shares or purchased by any trustees in the market.

Non-executive directors

Non-Executive Directors cannot participate in any of the TUI Travel Incentive Schemes.

Non-pensionable benefits

All of the benefits under the TUI Travel Incentive Schemes are non-pensionable.

Non-transferability

Allocations and awards under the TUI Travel Incentive Schemes will not be transferable (other than to the participant's personal representatives in the event of his or her death).

Variations of Share Capital

Allocations under the TUI Travel PSP, TUI Travel DABS, TUI Travel SAYE Scheme and TUI Travel VCSP may be adjusted following certain variations in the ordinary share capital of TUI Travel including a capitalisation, rights issue or sub-division, consolidation or reduction of capital of TUI Travel. The prior approval of HMRC is required for adjustment of options under the TUI Travel SAYE Scheme.

Rights attaching to shares

Shares to be issued and allotted under the TUI Travel Incentive Schemes will rank equally with all other ordinary shares then in issue but will not qualify for dividends or other rights arising by reference to a prior record date.

Alterations to the schemes

The TUI Travel Board (or the TUI Travel Remuneration Committee) may amend the TUI Travel Incentive Schemes provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of TUI Travel Shares under the TUI Travel Incentive Schemes, or the transfer of Treasury Shares under the TUI Travel Incentive Schemes, the basis for determining a participant's entitlement to, and the terms of, TUI Travel Shares or cash provided under the TUI Travel Incentive Schemes and the adjustment of such awards or options. However, shareholders' approval will not be required for only minor administrative charges or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment. No amendment to any key feature will be made to the TUI Travel SAYE Scheme or TUI Travel SIP without the prior approval of HMRC.

Extension of the schemes overseas

The terms of each of the TUI Travel Incentive Schemes provide the TUI Travel Board with the power to extend the schemes to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions, by either making conditional allocations in TUI Travel Shares or equivalent phantom allocations, where the awards would be satisfied in cash. Share awards under any such arrangements for overseas employees will count against the limits on the issue of shares under the TUI Travel Incentive Schemes and will not provide participants with benefits greater than those provided under those schemes.

Termination

None of the TUI Travel Incentive Schemes will be operated more than ten years after adoption without shareholder approval. The TUI Travel Remuneration Committee or the TUI Travel Board, as appropriate, will regularly review the operation of the TUI Travel Incentive Schemes.

15. Pensions

First Choice

The First Choice Group operates pension schemes for employees who are eligible and wishing to participate in the schemes. The First Choice Group sponsors three defined benefit pension schemes

which are the Air 2000 Limited Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme (together the "**UK Defined Benefit Schemes**") and the Emerald Star Limited pension scheme. All three defined benefit pension schemes are closed to new entrants.

Although no formal valuations of the UK Defined Benefit Schemes have been carried out since 1 November 2003 and 1 July 2005 in relation to the Emerald Star Limited pension scheme, the independent scheme actuary has estimated the total pension deficit as at 31 October 2006. At 31 October 2006, on an IAS 19 basis, the aggregate value of the assets and liabilities of those pension schemes was estimated to be:

	As at 31 October 2006
	£ million
Fair value of assets	67.0
Present value of funded obligations	(91.7)
Recognised liability for defined benefit obligations	(24.7)

Of the IAS 19 liability of £24.7 million, £14.0 million related to the Air 2000 scheme and £11.2 million related to the Unijet scheme.

The Trustees have indicated that they may request that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

Special employer contributions are payable in respect of the Air 2000 scheme and the Unijet scheme as follows:

	Air 2000 scheme	Unijet scheme
Paid on 1 June 2006	£3.5 million	£2.5 million
Payable by 1 June 2007	£3.4 million	£2.5 million
Payable by 1 June 2008, 2009 and 2010	£0.9 million	£1.2 million

Source: Annual report and current schedule of contributions

The First Choice Group also operates defined contribution pension schemes for employees and executive directors. The non-executive directors of First Choice do not participate in the First Choice Group's pension schemes. The First Choice Group contribution rate for the Chief Executive is 50 per cent. of base salary which is paid into a self-invested personal pension. Contributions in excess of the HMRC annual allowance are made as non-pensionable cash payments equivalent to the First Choice Group's contractual pension contribution. The First Choice Group contribution rate for the other Executive directors is 25 per cent. of base salary.

The Trustees are considering requesting that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

The Trustees of the UK Defined Benefit Schemes are currently conducting an actuarial valuation of the schemes which must be finalised by 1 February 2008. As part of that valuation process, the effect of the transaction on the covenant of First Choice Airways Limited, the main employer of members of the UK Defined Benefit Scheme, will be assessed.

The directors have been advised that the transaction is not a Type A transaction for the purposes of the Pensions Regulator's clearance guidance and no application for clearance is being made. On completion, the transaction will be notified to the Pensions Regulator as a "Notifiable Event" under the Pensions Regulator (Notifiable Events) Regulations 2005.

Certain aspects of the pensions arrangements are further discussed in Part I (Risk Factors) of the Prospectus.

TUI Tourism

TUI Northern Europe Limited has six defined benefit schemes. These are the TUI Pension Scheme (UK), the Britannia Airways Limited Superannuation and Life Assurance Scheme, the Orion Airways

Pension and Life Assurance Scheme and the Jetsave Retirement Benefits Plan, the TUI Northern Europe Executive Pension Scheme No 2 and the Callers 1978 Pension and Life Assurance Scheme.

TUI Northern Europe Limited also has two deferred members and one pensioner member in an unfunded unapproved retirement benefit plan.

The last formal valuation of the TUI Pension Scheme (UK) was prepared as at 31 March 2005 when, on an ongoing basis, the aggregate value of the assets was £234.1 million, and the total value of assets required to provide past service benefits was £307.1 million, giving rise to a funding shortfall on an ongoing basis of £73 million. Since 1 April 2006, TUI Northern Europe Limited made normal contributions of 25 per cent. of members' pensionable salaries. As at 31 December 2006, 75 per cent. of the total plan assets were held as equities, nine per cent. are held as corporate bonds, nine per cent. are held as government bonds and seven per cent. are held as cash.

On an accounting basis, as at 31 December 2006, it was estimated that the value of the assets and liabilities of the TUI Pension Scheme (UK) were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£331.6 million	£284.9 million
Present value of funded obligations	£446.7 million	£430.3 million
Recognised liability for defined benefit obligations	£115.2 million	£145.4 million

Employer contributions to the TUI Pension Scheme (UK) during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£25.9 million	£17.5 million

In relation to the defined benefit section of the Britannia Airways Limited Superannuation and Life Assurance Scheme (Britannia Airways is now known as Thomsonfly), an IAS 19 report for the year ending 31 December 2006, using an FRS17 style method, estimated that the value of the assets and liabilities of the Britannia Airways Limited Scheme were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£439.5 million	£408.4 million
Present value of funded obligations	£662.4 million	£747.3 million
Recognised liability for defined benefit obligations	£222.9 million	£338.9 million

Employer contributions to the Britannia Scheme during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£16.9 million	£17.1 million

According to the preliminary actuarial valuation results of the Orion Airways Pension and Life Assurance Scheme, as at 31 March 2006 the scheme had a deficit of £1.22 million. The same valuation records that, following the March 2004 actuarial valuation the employer agreed to pay contributions of £120,000 per annum in order to pay off the ongoing deficit of the scheme. However, the 2006 preliminary results suggest that additional employer "top-up" contributions would be required to eliminate the past service deficit.

According to an actuarial report on the Jetsave Retirement Benefits Plan in December 2004, the scheme had a deficit of £1.41 million. Independent pensions consultants have suggested that the funding level of employer contributions should be £20,000 per month for the period 1 November 2004 to 31 March 2006 and £11,000 per month thereafter.

The Callers 1978 Pension & Life Assurance Scheme is in the process of being wound up with the benefits being bought out with an insurance company. The formal wind up commenced in December 2004. According to the actuarial valuation report for the Callers 1978 Pension & Life Assurance Scheme at 1 April 2005, the scheme's assets represent 82 per cent. of the amount required to cover all of its accrued liabilities yet to be secured.

TUI Tourism also has funded pension obligations in countries outside the UK, in particular in relation to German defined benefit pension schemes, which equalled €74.5 million in 2006, and in relation to French defined benefit pension schemes, which equalled €10.2 million in 2006.

Certain aspects of the pension arrangements are further discussed in Part I (Risk Factors) of the Prospectus.

16. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements. Please refer to paragraph 8 of Part V of this document for further details.

17. United Kingdom taxation

The following statements, which are intended as a general guide only and are based on current legislation and the current practice of HMRC, summarise certain limited aspects of the United Kingdom taxation treatment of the Merger. They relate only to the position of First Choice Shareholders who become TUI Travel Shareholders by virtue of the Merger and who (unless the position of non-United Kingdom resident shareholders is expressly referred to) are resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes, who hold their First Choice Shares and, subsequently, will hold their TUI Travel Shares as an investment, and who are absolute beneficial owners of their First Choice Shares and their TUI Travel Shares. The statements may not apply to certain classes of First Choice Shareholders and TUI Travel Shareholders, such as market makers, brokers, dealers in securities, intermediaries, persons connected with depositary arrangements or clearance services or persons regarded as having obtained their First Choice Shares or their TUI Travel Shares by reason of their employment. The statements are not intended to be, and should not be construed to be, legal or taxation advice to any particular First Choice Shareholder or TUI Travel Shareholder.

Any First Choice or TUI Travel Shareholders who are in doubt as to their tax position or who are subject to taxation in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.

United Kingdom Taxation of Chargeable Gains

Liability to United Kingdom taxation of chargeable gains will depend on the individual circumstances of shareholders.

A First Choice Shareholder should not be treated as making a disposal of his First Choice Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that he receives TUI Travel Shares under the Merger. Any chargeable gain or allowable loss which would otherwise have arisen on a disposal of his First Choice Shares will be "rolled-over" into the TUI Travel Shares so that the TUI Travel Shares will be treated as the same asset as the First Choice Shares, acquired at the same time as the First Choice Shares and for the same acquisition cost.

First Choice Shareholders are advised that clearance has been obtained from HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 (the "**TCGA**") that Section 137 TCGA shall not have effect in respect of the Merger. Therefore the Merger should not be treated as being undertaken otherwise than for bona fide commercial reasons or for a main tax avoidance purpose, and Section 137 TCGA should not be capable of applying to preclude the above "roll-over"

treatment for a First Choice Shareholder who, together with persons connected with him or her, holds more than five per cent. of the First Choice Shares.

A subsequent disposal of TUI Travel Shares by a TUI Travel Shareholder who is either resident or ordinarily resident in the United Kingdom may, subject to the TUI Travel Shareholder's circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom taxation of chargeable gains.

Dividends on the TUI Travel Shares

Under current United Kingdom taxation legislation, there is no United Kingdom withholding tax on dividends.

(a) Non-corporate holders of TUI Travel Shares

A holder of TUI Travel Shares who is an individual resident in the United Kingdom for United Kingdom tax purposes and who receives a dividend from TUI Travel will generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The value of the tax credit is currently equal to 10 per cent. of the aggregate of the dividend and the related tax credit (the "**gross dividend**"), which is also equal to one-ninth of the cash dividend received.

A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax in respect of the gross dividend. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate of 32.5 per cent. on the cash dividend and related tax credit, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax. For example, a dividend of £80 will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

Generally, non-corporate holders of TUI Travel Shares who are resident in the United Kingdom but who are not liable to income tax or corporation tax on dividends including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by TUI Travel.

TUI Travel Shareholders who hold their TUI Travel Shares in an ISA or PEP are exempt from tax on dividends paid by TUI Travel but are not entitled to recover the tax credit on the dividends paid from HMRC.

(b) Corporate Holders of TUI Travel Shares

Holders of TUI Travel Shares within the charge to corporation tax and resident for tax purposes in the United Kingdom will generally not be subject to corporation tax on dividends received from TUI Travel. Those Shareholders will not be entitled to claim repayment of tax credits attaching to dividends.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT will be payable by TUI Travel Shareholders on the allotment, issue or registration of the TUI Travel Shares.

A transfer for value of TUI Travel Shares outside the CREST system will generally be subject to United Kingdom stamp duty or to SDRT. Stamp duty and SDRT are normally the liability of a purchaser. Stamp duty is generally payable on an instrument transferring TUI Travel Shares at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer of the TUI Travel Shares (rounded up to the nearest £5). A charge to SDRT will also normally arise on an unconditional

agreement to transfer TUI Travel Shares equal to 0.5 per cent. of the amount or value of the consideration payable for the transfer. However, if within six years of the date on which the agreement is made (or, if that agreement is conditional, the date on which the condition is satisfied) an instrument of transfer is executed pursuant to the agreement and duly stamped, any SDRT paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made within the six year period, and any outstanding liability to SDRT will be cancelled.

Transfers of TUI Travel Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CRESTCo is obliged to collect SDRT from the purchaser of TUI Travel Shares on relevant transactions settled within the system. Deposits of TUI Travel Shares in CREST will not be subject to stamp duty and, unless the transfer into CREST is itself for consideration, will not be subject to SDRT. Special rules may apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

Personal Equity Plans ("PEPs") and Individual Savings Accounts ("ISAs")

TUI Travel Shares should be eligible to be held within a PEP or an ISA as qualifying securities. Shareholders are reminded that no new subscription may now be made to PEPs.

18. Action to be taken

Your attention is drawn to page 6 and paragraph 14 of the letter from the Chairman of First Choice set out in Part I of this document, which explain the action you should take in relation to the Scheme.

19. Further information

The terms of the Scheme are set out in full in Part III of this document. Further information regarding First Choice, TUI AG and TUI Travel is set out in Part V of this document and in the Prospectus.

Yours faithfully,

Matthew Jarman

for and on behalf of
Lazard & Co., Limited

Yours faithfully,

Alastair Mathieson

for and on behalf of
Deutsche Bank AG,
London Branch

Charles Wilkinson

for and on behalf of
Deutsche Bank AG,
London Branch

Part III

Scheme of Arrangement

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No: 4493 of 2007

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under Section 425 of the Companies Act 1985)

between

FIRST CHOICE HOLIDAYS PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A) In the Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

"Act"	means the Companies Act 1985, as amended;
"Business Day"	means any day (excluding Saturday, Sunday or public holidays in England or Wales) on which banks are open for general banking business in the City of London;
"certificated" or "certificated form"	means, in relation to a share or other security, a share or other security which is not in uncertificated form (that is, not in CREST);
"Court"	means Her Majesty's High Court of Justice in England and Wales or the Court of Appeal in England and Wales, as the case may be;
"Court Meeting"	means the meeting of the holders of First Choice Shares convened by order of the Court pursuant to Section 425 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), and any adjournment of that meeting;
"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI No. 2001/3755);
"CRESTCo"	means CRESTCo Limited;
"Encumbrances"	means all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third party rights of any nature whatsoever;

"First Choice"	means First Choice Holidays PLC, registered in England and Wales with number 48967;
"First Choice Share Schemes"	means the First Choice Holidays Senior Executive Plan, the First Choice Holidays PLC Restricted Share Plan, the First Choice Holidays Deferred Annual Bonus Scheme, the First Choice Holidays Performance Share Plan and the First Choice Holidays Share Incentive Plan;
"First Choice Shares"	means ordinary shares of 3 pence each in the capital of First Choice;
"holder"	means a registered holder of shares and includes any person(s) entitled by transmission;
"Member"	means a member of First Choice on the register of members at any relevant date;
"Merger"	means the proposed combination of First Choice and TUI Tourism pursuant to the terms of and subject to the Merger Agreement (as defined in the Scheme Document);
"Merger Agreement"	means the merger agreement entered into between First Choice, TUI AG and TUI Travel and dated 19 March 2007;
"nominee"	means a person acting solely and exclusively as nominee and bare trustee of another person;
"Reduction Court Order"	means the order of the Court confirming the Reduction of Capital;
"Reduction of Capital"	means the reduction of First Choice's share capital involving the cancellation of the Scheme Shares provided for by this Scheme under section 137 of the Act;
"Relevant Holders"	means the holders of Scheme Shares whose names appear in the register of members of First Choice at the Scheme Record Time;
"Scheme"	means the scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by First Choice and TUI Travel;
"Scheme Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Act;
"Scheme Document"	means the circular dated 29 June 2007 addressed to the holders of First Choice Shares containing the Scheme and an explanatory statement in compliance with section 426 of the Act;
"Scheme Effective Date"	means the date on which the Scheme becomes effective in accordance with its terms and **"Scheme Effective Time"** means the time on such date at which the Scheme becomes effective;
"Scheme Record Time"	means 6.00 p.m. (London time) on the Business Day immediately preceding the Scheme Effective Date;
"Scheme Shares"	means: (i) any First Choice Shares in issue at the date of this document;

(ii) any First Choice Shares issued after the date of this document and prior to the Voting Record Time; and

(iii) any First Choice Shares issued at or after the Voting Record Time and before 6.00 p.m. on the Business Day immediately preceding the date of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme;

but excluding in each case any First Choice Shares held by TUI Travel at the Scheme Record Time;

"Takeover Panel"	means the Panel on Takeovers and Mergers;
"TUI AG"	means TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover;
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets which is constituted by the TUI Tourism Group;
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on completion of the Merger;
"TUI Travel"	means TUI Travel PLC, registered in England and Wales with number 6072876;
"TUI Travel Shares"	means ordinary shares of 10 pence each in the capital of TUI Travel to be issued to the holders of the Scheme Shares under clause 2 of the Scheme;
"UK Listing Authority"	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "uncertificated form"	means in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST; and
"Voting Record Time"	means 6.00 p.m. (London Time) on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be).

(B) The authorised share capital of First Choice at the date of the Scheme is £223,500,000 divided into 199,500,000 convertible cumulative redeemable preference shares of £1 each (none of which is in issue) and 800,000,000 First Choice Shares of which 530,577,303 First Choice Shares have been issued and are credited as fully paid. The remaining First Choice Shares are unissued, but there are subsisting rights to subscribe for up to 17,259,768 First Choice Shares under the First Choice Share Schemes.

(C) TUI Travel was incorporated and registered in England and Wales on 29 January 2007 under the Act as a public limited company with registered number 6072876 and the name Coppereagle Public Limited Company. By virtue of a special resolution dated 19 June 2007 Coppereagle Public Limited Company changed its name to TUI Travel PLC.

(D) The authorised share capital of TUI Travel at the date of this Scheme is £100,000 divided into 50,002 ordinary shares of £1 nominal value each and 49,998 redeemable preference shares of

£1 nominal value each, of which two ordinary shares and 49,998 redeemable preference shares are in issue and are held as follows.

Andrew John	1 ordinary share of £1
TUI AG	1 ordinary share of £1
TUI AG	49,998 redeemable preference shares of £1

(E) TUI Travel has agreed to appear by counsel at the hearing of the petition to sanction the Scheme and at the hearing confirming the Reduction of Capital, to consent to the Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the Scheme.

The Scheme

1. Cancellation of Scheme Shares

(a) The share capital of First Choice shall be reduced by cancelling and extinguishing the Scheme Shares.

(b) Forthwith and contingently upon the reduction of capital referred to in sub-clause 1(a) of the Scheme taking effect:

(i) the authorised share capital of First Choice shall be increased to its former amount by the creation of such number of new ordinary shares of 3 pence each as shall be equal to the number of Scheme Shares cancelled pursuant to sub-clause 1(a) of this Scheme; and

(ii) First Choice shall apply the reserve arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares created pursuant to sub-clause 1(b)(i) of this Scheme which shall be allotted and issued free from Encumbrances and credited as fully paid to TUI Travel.

2. Consideration for the cancellation of the Scheme Shares

Subject to, and in consideration for, the cancellation of the Scheme Shares and the allotment and issue of the new ordinary shares in First Choice as provided in sub-clause 1(b)(ii) of this Scheme, TUI Travel shall allot and issue to or for the account of each holder of Scheme Shares (as appearing in the register of members of First Choice at the Scheme Record Time) free from Encumbrances and credited as fully paid, subject as hereinafter provided, TUI Travel Shares on the following basis:

for each Scheme Share appearing on the register of First Choice at the Scheme Record Time	**one TUI Travel Share**

3. Scheme Shares—Share Certificates and cancellation of CREST entitlements

(a) With effect from and on the Scheme Effective Time, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of First Choice to deliver up the same to First Choice or to any person appointed by First Choice to receive the same for cancellation or to destroy such share certificate.

(b) With effect from and on the Scheme Effective Time, in respect of those holders of Scheme Shares held in uncertificated form, CRESTCo shall be instructed to cancel such holders' entitlement to such Scheme Shares and appropriate entries will be made in the register of members of First Choice with effect from the Scheme Effective Date to reflect their cancellation.

4. Allotment and issue of TUI Travel Shares

(a) The TUI Travel Shares to be issued pursuant to clause 2 of this Scheme shall be issued free from Encumbrances, credited as fully paid and shall rank *pari passu* with all other TUI Travel Shares in issue at the Scheme Effective Time and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared on the TUI Travel Shares after the Scheme Effective Time.

(b) As soon as practicable (and in any event not later than seven days) after the Scheme Effective Date, TUI Travel shall make all such allotments of and shall issue such TUI Travel Shares as are required to be issued by it to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clause 4(c) but subject to sub-clause 4(d) of the Scheme.

(c) Settlement of the consideration shall be effected as follows:

(i) where, at the Scheme Record Time, a Member holds Scheme Shares in uncertificated form in CREST the TUI Travel Shares to which such person is entitled shall be issued to such person in uncertificated form through CREST. TUI Travel shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Member with such person's entitlement to the TUI Travel Shares at the commencement of dealings in the TUI Travel Shares.

As from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course thereafter.

TUI Travel reserves the right to issue the TUI Travel Shares to all or any Member(s) who hold Scheme Shares in uncertificated form in CREST at the Scheme Record Time in the manner referred to in sub-clause 4(c)(ii) below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this sub-clause 4(c)(i); and

(ii) where, at the Scheme Record Time, a Member holds Scheme Shares in certificated form the TUI Travel Shares to which such person is entitled shall be issued in certificated form. Definitive certificates shall be issued as soon as practicable, in any event not later than fourteen days after the Scheme Effective Date.

(d) The provisions of this clause 4 of this Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, TUI Travel is advised that the allotment and/or issue of TUI Travel Shares pursuant to this clause 4 directly to such holder would or might infringe the laws of such jurisdiction or would or may require TUI Travel to observe any governmental or other consent or any registration, filing or other formality, with which TUI Travel is unable to comply or which TUI Travel regards as unduly onerous to comply with, TUI Travel may, in its sole discretion, either:

(i) determine that TUI Travel Shares shall not be allotted and issued to such holder under the Scheme but shall instead be allotted and issued to a nominee appointed by TUI Travel as trustee for such holder on terms that the nominee shall, as soon as practicable following the Scheme Effective Time, sell the TUI Travel Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) by sending a cheque for the net proceeds (denominated in sterling currency) to such holder or creating an assured payment obligation in accordance with the provisions of sub-clause 4(e) below. In the absence of bad faith or wilful default, none of First Choice, TUI Travel, their respective nominees or their respective directors and officers, shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(ii) determine that such TUI Travel Shares shall be sold, in which event the TUI Travel Shares shall be issued to such holder and TUI Travel shall appoint a person to act pursuant to this

sub-clause 4(d)(ii) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which TUI Travel has made such a determination shall, subject to sub-clause 4(b), as soon as practicable following the Scheme Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deductions of all expenses and commissions, including any value added tax payable thereon) shall be paid to such holder by sending a cheque for the net proceeds (denominated in sterling currency) to such holder. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider expedient in connection with such sale. In the absence of bad faith or wilful default, none of First Choice, TUI Travel or their respective directors and officers or the person so appointed, shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(e) (i) In the case of Scheme Shares to be sold in accordance with sub-clause 4(d)(i) which are in uncertificated form at the Scheme Record Time, TUI Travel shall, on behalf of the nominee appointed pursuant to sub-clause 4(d)(i) make any cash payment pursuant to sub-clause 4(d)(i) by arranging for the creation of an assured payment obligation in favour of the payment bank of the Relevant Holders of such Scheme Shares in accordance with CREST assured payment arrangements (as set out in the CREST Manual) provided that TUI Travel may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a UK clearing bank despatched by post and in such case sub-clause 4(e)(ii) shall apply, to the extent it is appropriate; or

(ii) in the case of Scheme Shares to be sold in accordance with sub-clause 4(d)(i) which are in uncertificated form at the Scheme Record Time, TUI Travel shall on behalf of the nominee appointed pursuant to sub-clause 4(d)(i) make any cash payment pursuant to sub-clause 4(d)(i) by delivering to the persons respectively entitled thereto, or as they may direct, cheques in sterling drawn on a UK clearing bank by post by the fourteenth day following the Effective Date.

(f) All deliveries of certificates and cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post, airmail if overseas, (or such other method as may be approved by the Takeover Panel and the UK Listing Authority) to the address appearing in the register of members of First Choice at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name appears first in the register of members of First Choice in respect of such joint holding) or in accordance with any applicable special instructions received by Lloyds TSB Registrars regarding communications prior to the Scheme Record Time.

(g) None of TUI Travel, First Choice or any nominee referred to in sub-clause 4(d)(i) nor the person appointed by TUI Travel pursuant to sub-clause 4(d)(ii) shall be responsible for any loss or delay in the delivery of any certificates or cheques posted in accordance with sub-paragraphs (c), (d), (e) and (f) of this clause 4, which shall be posted at the risk of the persons entitled thereto.

(h) All cheques and warrants shall be in sterling drawn on a UK clearing bank and made payable to the holder or, in the case of joint holders, to the first named of such holders of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to TUI Travel, the nominee referred to in sub-clause 4(d)(i) and the person appointed by TUI Travel pursuant to sub-clause 4(d)(ii) for the moneys represented thereby.

(i) Prior to the issue of new share certificates in respect of TUI Travel Shares to Relevant Holders pursuant to sub-clause 4(c)(ii), transfers of the TUI Travel Shares issued to them pursuant to this Scheme shall be certified against the register of members of TUI Travel. Existing certificate(s) for Scheme Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Scheme Shares comprised therein. In respect of those Relevant Holders holding their TUI Travel Shares in uncertificated form, CRESTCo shall be instructed to cancel such Relevant Holder's entitlement to TUI Travel Shares on and from the Effective Date.

5. Declarations and information relating to the nationality of First Choice Shareholders

Each declaration made in the case of Scheme Shares held in certificated form and each item of information relating to nationality provided through a relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 201/3755)) in the case of Scheme Shares held in uncertificated form for the purposes of article 31 of the articles of association of TUI Travel shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective declaration or provision of information (as the case may be) for the purposes of article 31 of the articles of association of TUI Travel.

6. The Scheme Effective Time

(a) The Scheme shall become effective as soon as office copies of the Scheme Court Order and the Reduction Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the Reduction Court Order, have been registered by him.

(b) Unless the Scheme shall have become effective on or before the close of business on 31 October 2007 (London time), or such later date (if any) as First Choice and TUI Travel may agree and the Court may approve, the Scheme shall never become effective.

7. Modification

First Choice and TUI Travel may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

8. Costs

First Choice is authorised to and permitted to pay all its costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

Dated 29 June 2007

Part IV

Financial Information

Section A

Financial information on First Choice Holidays PLC

The financial information incorporated in this Section A of this Part IV of this document by reference to the Prospectus does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Section A(i): Financial information on First Choice for the last three years ended 31 October 2006

Parts VII-B and VII-C (Financial Information on First Choice) of the Prospectus contain information which cover the last 3 financial years ended 31 October 2006, including: turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share.

Section A(ii): Unaudited interim results of First Choice for the six months ended 30 April 2007

Part VII—D (Financial Information on First Choice) of the Prospectus contains information which cover the six months ended 30 April 2007, including: turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share.

Section B

Financial information on TUI AG

Section B(i): Financial information on TUI AG for the three years to 31 December 2006

The following section sets out consolidated financial information on TUI AG for the last 3 financial years ended 31 December 2006, including turnover, net profit or loss before and after taxation, the charge for tax, minority interests, the amount absorbed by dividends and earnings and dividends per share.

The notes to such information, including in relation to the significant accounting policies in accordance with which it has been prepared, will be available for inspection as set out in paragraph 11 of Part V of this document.

Consolidated IFRS Profit and Loss Statement

	2006	2005	2004
	€ million	€ million	€ million
Turnover	20,514.6	18,201.3	16,293.3
Other income	749.0	603.8	655.0
Change in inventories and other own work capitalised	+10.7	(3.2)	+12.0
Cost of material and purchased services	15,495.5	12,900.3	11,216.6
Personnel costs	2,435.4	2,304.2	2,198.3
Depreciation and amortisation	667.4	504.9	438.5
Impairment	763.8	18.3	4.0
Other expenses	2,517.4	2,489.5	2,513.1
Financial income	226.7	185.0	161.7
Financial expenses	408.1	421.9	370.6
Result from companies measured at equity	+50.5	+39.1	+39.7
Earnings before taxes on income	**(736.1)**	**386.9**	**420.6**
Income taxes	+127.6	+86.8	+55.4
Result from continuing operations	**(863.7)**	**300.1**	**365.2**
Result from discontinuing operations	+17.1	+196.2	+206.8
Group profit/loss for the year	**(846.6)**	**+496.3**	**+572.0**
Group profit for the year attributable to shareholders of TUI AG	(893.3)	+458.0	+528.2
Group profit for the year attributable to minority interests	+46.7	+38.3	+43.8
Group profit/loss for the year	**(846.6)**	**+496.3**	**+572.0**

	2006	2005	2004
Basic earnings per share	**(3.66)**	**+2.29**	**+2.96**
from continuing operations	(3.73)	+1.32	+1.81
from discontinuing operations	+0.07	+0.97	+1.15
Diluted earnings per share	**(3.66)**	**+2.17**	**+2.77**
from continuing operations	(3.73)	+1.28	+1.72
from discontinuing operations	+0.06	+0.89	+1.05
Dividend per TUI AG share	**0.00**	**0.77**	**0.77**

Consolidated IFRS Balance Sheet

	31 December 2006	31 December 2005	31 December 2004
	€ million	€ million	€ million
Assets			
Goodwill	3,134.8	3,836.2	3,763.8
Other intangible assets	604.9	863.5	178.1
Investment property	95.7	90.2	140.4
Property, plant and equipment	5,145.7	5,882.2	4,481.9
Companies measured at equity	407.7	372.7	339.5
Financial assets available for sale	117.3	122.9	
Investments			413.5
Trade accounts receivable and other receivables	351.7	364.9	
Other receivables and assets			189.7
Derivative financial instruments	7.8	51.1	19.1
Current and deferred income tax claims	275.6	299.4	345.2
Non-current assets	**10,141.2**	**11,883.1**	**9,871.2**
Inventories	129.3	150.4	357.1
Financial assets available for sale	5.8	5.8	
Trade accounts receivable and other receivables	1,778.0	1,856.5	
Trade accounts receivable			687.9
Derivative financial instruments	76.2	149.1	104.6
Other receivables and assets			847.1
Current and deferred income tax claims	23.4	15.6	21.4
Cash and cash equivalents	688.7	599.2	481.1
Assets held for sale	171.4	714.7	—
Current assets	**2,872.8**	**3,491.3**	**2,499.2**
	13,014.0	**15,374.4**	**12,370.4**
Equity and liabilities			
Subscribed capital	641.7	641.0	457.0
Capital reserves	2,396.2	2,385.0	1,566.3
Revenue reserves	(597.9)	783.8	400.1
Hybrid capital	294.8	294.8	—
Equity before minority interests	**2,734.8**	**4,104.6**	**2,423.4**
Minority interests	275.5	262.2	236.4
Equity	**3,010.3**	**4,366.8**	**2,659.8**
Pension provisions and similar obligations	1,056.1	1,260.8	1,022.6
Current income tax provisions	177.0	195.4	118.8
Deferred income tax provisions	60.1	144.4	192.5
Other provisions	435.5	401.9	340.1
Non-current provisions	**1,728.7**	**2,002.5**	**1,674.0**
Financial liabilities	3,477.6	3,213.9	3,328.8
Derivative financial instruments	27.0	32.1	72.2
Other liabilities	28.3	39.4	77.9
Non-current liabilities	**3,532.9**	**3,285.4**	**3,478.9**
Non-current provisions and liabilities	**5,261.6**	**5,287.9**	**5,152.9**
Pension provisions and similar obligations	29.0	32.8	39.7
Current income tax provisions	87.8	19.8	16.8
Other provisions	575.9	601.0	602.1
Current provisions	**692.7**	**653.6**	**658.6**
Financial liabilities	422.0	1,144.3	402.9
Trade accounts payable	1,958.4	2,078.7	1,844.6
Derivative financial instruments	116.2	41.0	146.1
Other liabilities	1,550.7	1,513.6	1,505.5
Current liabilities	**4,047.3**	**4,777.6**	**3,899.1**
Liabilities related to assets held for sale	**2.1**	**288.5**	**—**
Current provisions and liabilities	**4,742.1**	**5,719.7**	**4,557.7**
	13,014.0	15,374.4	12,370.4

Statements of Recognised Income and Expenses for periods 2004, 2005 and 2006

	2006	2005	2004
	€ million	€ million	€ million
Currency translation	(216.7)	175.1	(61.9)
Recognition of differences from currency translations in profit or loss	68.4	—	—
Change in value of companies measured at equity with no effect on profit or loss	(11.8)	—	—
Changes in the fair value of available for sale financial instruments	15.1	(0.1)	0.6
Recognition of available for sale financial instruments in profit or loss	—	(0.6)	(50.0)
Changes in the fair value of cash flow hedges	(237.4)	102.9	0.3
Recognition of results of cash flow hedges in profit or loss	(109.0)	92.0	73.4
Actuarial gains and losses from pension provisions and associated fund assets	183.7	(297.6)	(28.3)
Tax item directly offset against equity	64.7	23.5	2.6
Income and expenses directly recognised in equity	**(243.0)**	**95.2**	**(63.3)**
Group profit/loss	(846.6)	496.3	572.0
Total income and expenses recognised in the financial year	**(1,089.6)**	**591.5**	**508.7**
attributable to shareholders of TUI AG	(1,123.9)	543.7	467.4
attributable to minority interest	34.3	47.8	41.3

Consolidated IFRS Cash Flow Statement

	2006	2005	2004
	€ million	€ million	€ million
Group profit/loss	(846.6)	494.8	572.0
Depreciation, amortisation and impairments (+)/write-back (–)	1,448.7	529.8	565.3
Other non-cash expenses (+)/income (–)	(13.0)	(59.3)	(57.4)
Interest expenses (excl. interest relating to pension obligations)	272.1	278.2	252.8
Profit (–)/Loss (+) from disposals of non-current assets	(275.5)	(182.1)	(204.0)
Increase (–)/decrease (+) in inventories	(45.1)	94.5	(110.2)
Increase (–)/decrease (+) in receivables and other assets	32.6	(161.9)	25.0
Increase (+)/decrease (–) in provisions	13.9	71.0	(93.7)
Increase (+)/decrease (–) in liabilities (excl. financial liabilities)	(120.6)	(100.4)	13.7
Cash inflow/outflow from operating activities	**466.5**	**964.6**	**963.5**
Payments received from disposals of property, plant and equipment, investment property and intangible assets	610.2	345.2	124.5
Payments received from disposals of consolidated companies (excl. disposals of cash and cash equivalents due to divestments)	719.7	351.0	731.6
Payments received from the disposals of other non-current assets	54.8	144.9	59.5
Payments made for the investment in property, plant and equipment, investment property and intangible assets	(650.9)	(856.8)	(666.5)
Payments made for investments in consolidated companies (excl. cash and cash equivalents received due to acquisitions)	(43.9)	(2,099.7)	(203.3)
Payments made for the investment in other non-current assets	(51.3)	(37.4)	(61.9)
Cash inflow/outflow from investing activities	**638.6**	**(2,152.8)**	**(16.1)**
Payments received from capital increases and allowances by shareholders	8.9	1,281.1	3.2
Dividend payments			
—TUI AG	(193.1)	(137.6)	(137.4)
—subsidiaries to other shareholders	(16.5)	(12.5)	(19.6)
Payments received from the issue of loans and the raising of financial liabilities	611.1	2,086.8	1,897.3
Payments made for redemption of loans and financial liabilities	(1,223.2)	(1,594.7)	(2,336.4)
Interest paid	(239.9)	(316.6)	(220.1)
Cash inflow/outflow from financing activities	**(1,052.7)**	**1,306.5**	**(813.0)**
Net change in cash and cash equivalents	**52.4**	**118.3**	**134.4**
Development of cash and cash equivalents			
Cash and cash equivalents at beginning of period	**607.5**	**481.1**	**348.5**
Change in cash and cash equivalents due to changes in consolidation	25.7	(2.0)	3.5
Change in cash and cash equivalents due to exchange rate fluctuations	3.1	10.1	(5.3)
Change in cash and cash equivalents with cash effects	52.4	118.3	134.4
Cash and cash equivalents at end of period	**688.7**	**607.5**	**481.1**
of which included in the balance sheet item assets classified as held for sale	0.0	8.3	—
Cash and cash equivalents at end of period for continuing operations	**688.7**	**599.2**	—

Section B(ii): Unaudited interim financial statement of TUI AG for the three months ended 31 March 2007

The following section sets out consolidated financial information on TUI AG for the three months ended 31 March 2007, including turnover, net profit or loss before and after taxation, the charge for tax, minority interests, the amount absorbed by dividends and earnings per share:

Consolidated IFRS Profit and Loss Statement

	Q1 2007	Q1 2006
	€ million	€ million
Turnover	4,094.1	4,200.4
Other income	326.1	308.0
Changes in inventories and other own work capitalised	+2.4	+4.2
Cost of material and purchased services	3,282.0	3,199.2
Personnel costs	538.7	613.4
Depreciation and amortisation	156.7	169.3
Impairment	0.0	1.1
Other expenses	559.7	628.7
Financial income	63.1	70.0
Financial expenses	95.8	104.5
Result from companies measured at equity	+7.1	+5.0
Earnings before taxes on income	**(140.1)**	**(128.6)**
Income taxes	(34.3)	(20.2)
Result from continuing operations	**(105.8)**	**(108.4)**
Result from discontinuing operations	0.0	+17.5
Group profit/loss	**(105.8)**	**(90.9)**
Group profit/loss attributable to shareholders of TUI AG	(117.2)	(93.7)
Group profit/loss attributable to minority interests	+11.4	+2.8
Group profit/loss	**(105.8)**	**(90.9)**

	Q1 2007	Q1 2006
Basic earnings per share	(0.47)	(0.38)
from continuing operations	(0.47)	(0.42)
from discontinuing operations	+0.00	+0.04
Diluted earnings per share	(0.47)	(0.38)
from continuing operations	(0.47)	(0.42)
from discontinuing operations	+0.00	+0.04

Consolidated IFRS Balance Sheet as at 31 December 2006 and 31 March 2007

	31 March 2007	31 December 2006
	€ million	€ million
Assets		
Goodwill	3,116.4	3,134.8
Other intangible assets	581.4	604.9
Investment property	93.5	95.7
Property, plant and equipment	5,171.3	5,145.7
Companies measured at equity	453.8	407.7
Financial assets available for sale	116.6	117.3
Trade accounts receivable and other receivables	307.6	351.7
Derivative financial instruments	9.7	7.8
Deferred income tax claims	196.6	275.6
Non-current assets	**10,046.9**	**10,141.2**
Inventories	209.9	129.3
Financial assets available for sale	5.8	5.8
Trade accounts receivable and other receivables	2,150.3	1,778.0
Derivative financial instruments	159.9	76.2
Current income tax claims	56.6	23.4
Cash and cash equivalents	942.8	688.7
Assets held for sale	4.7	171.4
Current assets	**3,530.0**	**2,872.8**
	13,576.9	**13,014.0**

	31 March 2007	31 December 2006
	€ million	€ million
Equity and liabilities		
Subscribed capital	641.7	641.7
Capital reserves	2,396.2	2,396.2
Revenue reserves	(580.7)	(597.9)
Hybrid capital	294.8	294.8
Equity before minority interests	**2,752.0**	**2,734.8**
Minority interests	280.0	275.5
Equity	**3,032.0**	**3,010.3**
Pension provisions and similar obligations	903.6	1,056.1
Current income tax provisions	143.6	177.0
Deferred income tax provisions	36.0	60.1
Other provisions	368.8	435.5
Non-current provisions	**1,452.0**	**1,728.7**
Financial liabilities	3,516.2	3,477.6
Derivative financial instruments	18.2	27.0
Other liabilities	32.3	28.3
Non-current liabilities	**3,566.7**	**3,532.9**
Non-current provisions and liabilities	**5,018.7**	**5,261.6**
Pension provisions and similar obligations	21.7	29.0
Current income tax provisions	131.2	87.8
Other provisions	637.0	575.9
Current provisions	**789.9**	**692.7**
Financial liabilities	475.9	422.0
Trade accounts payable	2,016.6	1,958.4
Derivative financial instruments	71.1	116.2
Other liabilities	2,172.7	1,550.7
Current liabilities	**4,736.3**	**4,047.3**
Liabilities related to assets held for sale	**0.0**	**2.1**
Current provisions and liabilities	**5,526.2**	**4,742.1**
	13,576.9	**13,014.0**

Statements of Recognised Income and Expenses

	Q1 2007	Q1 2006
	€ million	€ million
Currency translation	(25.4)	(86.2)
Change in value with no effect on net income from companies measured at equity	14.0	0.0
Reserves for change in value of financial instruments	71.3	(43.5)
Actuarial gains and losses from pension obligations and associated fund assets	149.9	26.9
Tax item directly offset against equity	(57.4)	8.7
Income and expenses directly recognised in equity	**152.4**	**(94.1)**
Group profit	(105.8)	(90.9)
Total income and expenses recognised in the financial year	**46.6**	**(185.0)**
attributable to shareholders of TUI AG	37.6	(184.2)
attributable to minority interests	9.0	(0.8)

Consolidated IFRS Cash Flow Statement

	Q1 2007	Q1 2006
	€ million	€ million
Cash flow from operating activities	204.0	236.6
Cash flow from investing activities	18.9	26.1
Cash flow from financing activities	24.6	(20.4)
Change in funds with cash effect	**247.5**	**242.3**
Change in cash and cash equival. due to changes in consolidation and exchange rate fluctuations	**6.6**	**(6.4)**
Cash and cash equivalents at the beginning of the period	**688.7**	**607.5**
Cash and cash equivalents at the end of the period	**942.8**	**843.4**
of which included in the balance sheet item assets classified held for sale	0.0	4.1
Cash and cash equivalents at the end of the period for continuing operations	**942.8**	**839.3**

Section C

Financial information on TUI Tourism

Financial information relating to TUI Tourism for the three years ended 31 December 2006 is set out in Part V of the Prospectus.

Section D

Unaudited pro forma financial information on the Enlarged Group

Part X of the Prospectus contains an unaudited pro forma income statement and an unaudited pro forma combined net assets statement. The unaudited pro forma income statement has been prepared to illustrate the effect on TUI Travel for the period ended 31 May 2007 as if the Merger had taken place on 1 January 2007. The audited pro forma net assets statement has been prepared to illustrate the effect on the net assets of TUI Travel as if the Merger had taken place on 31 May 2007. Such pro forma statements address a hypothetical situation and, therefore, do not represent TUI Travel's actual financial result or position following the Merger.

Part V

Additional information

1. Responsibility

1.1 The First Choice Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document, other than information relating to the Enlarged Group, TUI Travel, TUI Tourism, TUI AG, the TUI Travel Directors, the TUI AG Directors and the immediate families and related trusts of and persons connected with such directors for which responsibility is taken by others pursuant to paragraphs 1.2 and 1.3 below. To the best of the knowledge and belief of the First Choice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 The TUI AG Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to TUI AG, TUI Tourism, the TUI AG Directors, and the immediate families and related trusts of and persons connected with such directors. To the best of the knowledge and belief of the TUI AG Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.3 The TUI Travel Directors, whose names are set out in paragraph 2.3 below, accept responsibility for the information contained in this document relating to the Enlarged Group, TUI Travel TUI Travel Directors and the immediate families and related trusts of and persons connected with such directors. To the best of the knowledge and belief of the TUI Travel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and registered offices

2.1 The current directors of First Choice are:

Sir Michael Hodgkinson	Non-Executive Chairman
Peter Long	Chief Executive
Paul Bowtell	Group Finance Director
Dermot Blastland	Managing Director, Mainstream Holidays
Tony Campbell	Non-Executive Director and Senior Independent Director
Clare Chapman	Non-Executive Director
Bill Dalton	Non-Executive Director
Jeremy Hicks	Non-Executive Director
Susan Hooper	Non-Executive Director
Giles Thorley	Non-Executive Director

The business address of each of the Directors of First Choice is at First Choice's registered office.

The principal and registered office of First Choice is at First Choice House, London Road, Crawley, West Sussex RH10 9GX.

2.2 TUI AG is a public company incorporated under the laws of Germany.

The current members of the executive board of TUI AG are:

Dr Michael Frenzel	Chairman
Rainer Feuerhake	Chief Financial Officer
Dr Peter Engelen	Human Resources and Legal Affairs
Peter Rothwell	Tourism
Michael Behrendt	Shipping
Christoph Mueller	Controlling

The registered office of TUI AG is at Karl-Wiechert-Allee 4, 30625 Hanover.

2.3 The current directors of TUI Travel are:

Dr Michael Frenzel	Chairman
Sir Michael Hodgkinson	Independent Deputy Chairman
Peter Long	Chief Executive
Peter Rothwell	Deputy Chief Executive
Paul Bowtell	Chief Financial Officer
William Waggott	Commercial Director
Christoph Mueller	Aviation Director
Volker Böttcher	Managing Director, Central Europe
Rainer Feuerhake	Non-Executive Director
Tony Campbell	Non-Executive Director
Clare Chapman	Independent Non-Executive Director
Bill Dalton	Independent Non-Executive Director
Jeremy Hicks	Independent Non-Executive Director
Giles Thorley	Independent Non-Executive Director

The business address of each of the directors of TUI Travel is at TUI Travel's registered office.

The principal and registered office of TUI Travel is at First Choice House, London Road, Crawley, West Sussex RH10 9GX.

3. Interests and dealings in shares

3.1 Definitions and references

For the purposes of this Part V:

(a) **"acting in concert"** with TUI Travel means any such person acting or deemed to be acting in concert with TUI Travel for the purposes of the Takeover Code;

(b) **"arrangement"** includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c) **"associate"** of any company means:

(i) its parent company (if any), its subsidiaries, fellow subsidiaries, their associated companies, and companies of which any such parent, subsidiaries, fellow subsidiaries or associated companies are associated companies (for this purpose, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of "associated company" status);

(ii) its connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(iii) its directors and the directors of any company covered in (i) above (together in each case with their close relatives and related trusts);

(iv) its pension funds or the pension funds of any company covered in (i) above;

(d) **"connected adviser"** has the meaning attributed to it in the Takeover Code;

(e) **"connected person"** has the meaning attributed to it in section 346 of the Companies Act;

(f) **"control"** means an interest or interests in shares carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give *de facto* control;

(g) **"dealing"** or **"dealt"** includes the following:

(i) the acquisition or disposal of relevant securities, of the right (whether conditional or absolute) to exercise or direct the exercise of voting rights attached to relevant securities, or of general control of relevant securities;

(ii) the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option, (including a traded option contract) in respect of any securities;

(iii) subscribing or agreeing to subscribe for relevant securities;

(iv) the exercise or conversion, whether in respect of new or existing securities, of any relevant securities carrying conversion or subscription rights;

(v) the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to relevant securities;

(vi) entering into, terminating or varying the terms of any agreement to purchase or sell relevant securities; and

(vii) any other action resulting, or which may result, in an increase or decrease in the number of relevant securities in which a person is interested or in respect of which he has a short position;

(h) **"derivative"** includes any financial product the value of which, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

(i) **"disclosure period"** means the period commencing twelve months prior to 27 June 2007 (being the latest practicable date prior to the posting of this document);

(j) being **"interested"** in relevant securities includes where a person:

(i) owns them;

(ii) has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(iii) by virtue of any agreement to purchase, option or derivative, has the right or option to acquire them or call for their delivery; or is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

(iv) is party to any derivative whose value is determined by reference to their price; and which results, or may result, in his having a long position in them.

(k) **"relevant First Choice securities"** means First Choice Shares (or derivatives referenced thereto) and securities convertible into, rights to subscribe for an options (including traded options) in respect threreof;

(l) **"relevant securities"** includes relevant First Choice securities and relevant TUI AG securities;

(m) **"relevant TUI AG securities"** means TUI AG Shares (or derivatives referenced thereto) and securities convertible into, rights to subscribe for an options (including traded options) in respect threreof; and

(n) "short positions" means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

3.2 Interests and Dealings in relevant First Choice securities

(a) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the interests, rights to subscribe and short positions in relevant First Choice securities of the Directors of First Choice, their immediate families, related trusts and connected persons (all of which are beneficial unless otherwise stated) other than in connection with First Choice Share Schemes (which are disclosed in paragraph (b) below) were as follows:

Name	Number of First Choice Shares
Sir Michael Hodgkinson	20,000
Peter Long	2,869,706*
Paul Bowtell	12,771*
Dermot Blastland	440,775
Tony Campbell	40,804
Giles Thorley	25,000

* Includes First Choice Shares held under the First Choice Share Incentive Plan

(b) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the following awards and options over relevant First Choice securities had been granted to the Directors of First Choice or their respective immediate families, related trusts and connected persons under the First Choice Share Schemes and remained outstanding:

Restricted Share Plan (Converted Shares)	Date of Award	Number of Shares awarded	Release Date	Expiry of exercise period (60 days)
Peter Long				
RSP 59-39	27.07.04	87,896	27.07.07	25.09.07
RSP 61-41	14.12.04	105,263	14.12.07	12.02.08
RSP 62-42	23.12.04	267,536	23.12.07	21.02.08

Performance Share Plan	Date of Award	Number of Shares awarded	Vesting date
PSP 1	14.12.05	277,427	14.12.08
PSP 4	13.02.07	259,616	13.02.10

Deferred Annual Bonus Scheme	Date of Award	Number of Shares awarded	Vesting date	
DABS1 – Deferred (1)	14.12.05	87,241	14.12.07	(DABS1 in 2 tranches)
DABS1 – Deferred (2)	14.12.05	43,621	14.12.08	
DABS1 – Matching	14.12.05	523,448	14.12.08	
DABS2 – Deferred	13.02.07	122,308	13.02.10	
DABS2 – Matching	13.02.07	489,232	13.02.10	

Senior Executive Plan	Number of Shares under option	Price at which option exercisable (pence)	Date from which exercisable	Expiry of exercise period
Granted 30.10.02 – SEP XII	958,904	109.50	30.10.07	30.10.09
Granted 09.12.03 – SEP XIII	828,096	135.25	09.12.08	09.12.10

Restricted Share Plan (Converted Shares)	Date of Grant	Number of Shares awarded	Release Date	Expiry of exercise period (60 days)
Paul Bowtell				
RSP 60-40	13.10.04	419,548	13.10.07	12.12.07
RSP 61-41	14.12.04	157,894	14.12.07	12.02.08

Performance Share Plan	Date of Award	Number of Shares awarded	Vesting date	Expiry of exercise period (60 days)
PSP 1	14.12.05	114,504	14.12.08	
PSP 4	13.02.07	111,058	13.02.10	

Deferred Annual Bonus Scheme	Date of Award	Number of Shares awarded	Vesting date	
DABS1 – Deferred (1)	14.12.05	40,713	14.12.07	(DABS1 in 2 tranches)
DABS1 – Deferred (2)	14.12.05	20,356	14.12.08	
DABS1 – Matching	14.12.05	244,276	14.12.08	
DABS2 – Deferred	13.02.07	58,846	13.02.10	
DABS2 – Matching	13.02.07	235,384	13.02.10	

(c) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the interests, rights to subscribe and short positions in relevant First Choice securities of the following employee benefit trust of First Choice (or of a company which is an associate of First Choice by virtue of the definition in paragraph 3.1(c)(i) above) were as follows:

Employee benefit trust	Number of First Choice Shares
First Choice Holidays PLC EBT	1,674,072

* It is intended that the 100 First Choice Shares currently held by JS Courtney Limited (a company in TUI Northern Europe Limited's group) will be transferred to the First Choice Holidays PLC Employee Benefit Trust after the date of this document.

(d) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the interests, rights to subscribe and short positions in relevant First Choice securities of (i) connected advisers to First Choice, to a company which is an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i) above) or to a person acting in concert with First Choice, or (ii) persons controlling or controlled by or under the same control as any such adviser (except for an exempt principal trader or an exempt fund manager), were as follows:

Name	Number of First Choice Shares
Deutsche Bank AG, London Branch	323,778*

* Short position.

(e) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the following persons acting in concert with TUI AG were interested in, had rights to subscribe for or had short positions in the following relevant First Choice securities:

Name	Number of First Choice Shares
Morgan Stanley Securities Limited	2,676,082*
JS Courtney Limited	100**
Thomsonfly Limited	1***

* Short position.

** It is intended that the 100 First Choice Shares held by JS Courtney Limited (a company in TUI Northern Europe Limited's group) will be transferred to the First Choice Holidays PLC Employee Benefit Trust after the date of this document.

*** It is intended that the First Choice Share held by Thomsonfly Limited will be transferred to TUI Travel for the purposes of complying with the exemption set out in section 103(3) of the Companies Act from the requirement under section 103(1) of the Companies Act to provide an independent valuation in connection with the transfer of TUI Tourism by TUI AG to TUI Travel in exchange for TUI Travel Shares.

(f) The following dealings for value in First Choice Shares by First Choice Directors or their immediate relatives have taken place during the disclosure period:

Name	Date	Transaction	Number of First Choice Shares	Price per First Choice Share (p)
Peter Long	12/02/2007	Total Sells:	123,526	263.75
Peter Long	12/02/2007	Total Sells:	3,174	263.75
Peter Long	12/02/2007	Total Sells:	11,401	263.51
Peter Long	12/02/2007	Total Sells:	7,050	263.51
Peter Long	13/02/2007	Total Sells:	61,521	261.05
Peter Long	13/02/2007	Total Sells:	82,001	261.05
Peter Long	13/02/2007	Total Sells:	91,800	261.05
Peter Long	13/02/2007	Total Sells:	6,694	261.05
Peter Long	13/02/2007	Total Sells:	37,941	261.05
Peter Long	13/02/2007	Total Sells:	43,976	261.05
Peter Long	13/02/2007	Total Sells:	63,277	261.05
Peter Long	07/04/2007	Total Sells:	20,419	283.50
Peter Long	30/04/2007	Total Sells:	14,212	284.50
Paul Bowtell	17/01/2007	Total Buys:	639	293.00
Paul Bowtell	19/02/2007	Total Buys:	1	264.25
Louise Bowtell	01/11/2006	Total Buys (Drip dividend):	104	226.50
Louise Bowtell	10/04/2007	Total Buys (Drip dividend):	199	284.50
Dermot Blastland	12/02/2007	Total Sells:	25,033	263.75
Dermot Blastland	12/02/2007	Total Sells:	6,251	263.51
Dermot Blastland	12/02/2007	Total Sells:	42,738	263.51
Dermot Blastland	13/02/2007	Total Sells:	300,000	261.05
Dermot Blastland	13/02/2007	Total Sells:	137,753	261.05
Dermot Blastland	18/05/2007	Total Buys:	575	325.75
Tony Campbell	01/11/2006	Total Buys (Drip dividend):	390	226.50
Tony Campbell	10/04/2007	Total Buys (Drip dividend):	753	284.50

(g) The following dealings for value in First Choice Shares by the persons referred to in paragraph (e) above have taken place during the disclosure period:

Name	Date	Transaction	Number of First Choice Shares	Price per First Choice Share (p)
Morgan Stanley Securities Limited	28/05/2007–27/06/2007	Total Buys:	13,997,909	306p–363p
Morgan Stanley Securities Limited	28/05/2007–27/06/2007	Total Sells:	16,178,190	305p–362p
Morgan Stanley Securities Limited	28/04/2007–27/05/2007	Total Buys:	10,967,285	280p–364p
Morgan Stanley Securities Limited	28/04/2007–27/05/2007	Total Sells:	12,827,412	280p–364p
Morgan Stanley Securities Limited	28/03/2007–27/04/2007	Total Buys:	9,459,785	268p–296p
Morgan Stanley Securities Limited	28/03/2007–27/04/2007	Total Sells:	11,819,234	270p–296p
Morgan Stanley Securities Limited	28/12/2006–27/03/2007	Total Buys:	71,154,262	243p–315p
Morgan Stanley Securities Limited	28/12/2006–27/03/2007	Total Sells:	71,978,608	243p–313p
Morgan Stanley Securities Limited	28/09/2006–27/12/2006	Total Buys:	61,152,983	195p–284p
Morgan Stanley Securities Limited	28/09/2006–27/12/2006	Total Sells:	46,629,073	195p–285p
Morgan Stanley Securities Limited	28/06/2006–27/09/2006	Total Buys:	32,608,626	198p–232p
Morgan Stanley Securities Limited	28/06/2006–27/09/2006	Total Sells:	31,148,347	198p–233p

(h) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) and save as disclosed in this paragraph 3.2:

(i) TUI AG had no interest in or right to subscribe for, or had any short position in relation to, any relevant First Choice securities;

(ii) none of the TUI AG Directors (including any members of their immediate families, related trusts or connected persons) had any interest in, had a right to subscribe for or had short positions in relation to any relevant First Choice securities;

(iii) no person acting in concert with TUI AG had any interest in, had a right to subscribe for or had short positions in relation to any relevant First Choice securities;

(iv) no person referred to in paragraphs (i), (ii) or (iii) immediately above has dealt in any relevant First Choice security during the disclosure period;

(v) none of the Directors of First Choice (including any members of their immediate families, related trusts or connected persons) had any interest in, had a right to subscribe for or had short positions in relation to any relevant First Choice securities;

(vi) no companies who are associates of First Choice (by virtue of the definition in paragraph 3.1(c)(i)), has an arrangement was interested in, had a right to subscribe for or had short positions in any relevant First Choice securities;

(vii) no pension fund of First Choice or of an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i)) was interested in, had a right to subscribe for or had short positions in any relevant First Choice securities;

(viii) no employee benefit trust of First Choice or of an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i)) was interested in, had a right to subscribe for or had short positions in any relevant First Choice securities;

(ix) no connected adviser to First Choice, to an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i)) or to a person acting in concert with First Choice, nor any person controlling, controlled by or under the same control as any such connected adviser (except for an exempt principal trader or exempt fund manager) had any interest in or right to subscribe for or had any short position in relation to, any relevant First Choice securities;

(x) there were no arrangements between First Choice or any associate of First Choice and any other person;

(xi) there were no arrangements between TUI AG or any associate of TUI AG and any other person;

(xii) neither First Choice nor any person acting in concert with First Choice had borrowed or lent any relevant First Choice Securities, save for any borrowed shares which have either been on-lent or sold;

(xiii) neither TUI AG nor any person acting in concert with TUI AG had borrowed or lent any relevant First Choice Securities, save for any borrowed shares which have either been on-lent or sold;

3.3 Interests in relevant TUI AG securities

At the close of business on 27 June 2007 (being the last practicable date prior to the publication of this document) neither First Choice nor any First Choice Director (including their respective immediate families, related trusts and connected persons) is interested in or has any rights to subscribe for any relevant securities of TUI AG.

3.4 Interests in relevant TUI Travel securities

(a) At the close of business on 27 June 2007 (being the last practicable date prior to the publication of this document) the following persons held the following shares in TUI Travel:

Party	Number of First Choice Shares	Class and nominal value
Andrew John	1	Ordinary, £1 each
TUI AG	1	Ordinary, £1 each
TUI AG	49,998	Redeemable, £1 each

(b) The aforementioned shares comprise the entire issued share capital of TUI Travel as at 27 June 2007 (being the last practicable date prior to the publication of this document).

(c) Andrew John purchased one ordinary share of £1 nominal value in TUI Travel on 19 June 2007 from First Choice for a consideration of £1.

(d) TUI AG purchased one ordinary share of £1 nominal value in TUI Travel on 19 March 2007 from Peregrine Secretarial Services Limited for a consideration of £1.

(e) The 49,998 redeemable shares in TUI Travel held by TUI AG were subscribed by TUI AG on 19 June 2007.

4. Middle market quotations

The following table sets out the closing middle market quotations for First Choice Shares as derived from the Daily Official List for the first dealing day in each of the six months immediately prior to the date of this document and for 27 June 2007 (being the latest practicable date prior to the publication of this document):

Date	Price per First Choice Share (pence)
2 January 2007	291.00
1 February 2007	289.50
1 March 2007	253.00
2 April 2007	285.25
1 May 2007	285.50
1 June 2007	355.50
27 June 2007	308.50

The closing middle market prices or quotations of First Choice Shares are derived from the Daily Official List.

5. Irrevocable undertakings

The First Choice Directors whose names are set out below have irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions at the EGM in respect of their entire beneficial holdings of First Choice Shares. Those holdings amount to, in aggregate 3,409,056 First Choice Shares, representing, in aggregate, approximately 0.64 per cent. of the existing issued share capital of First Choice. They have also agreed unless and until the Scheme is withdrawn, not to dispose in any manner of any of their interests in First Choice Shares, accept any offer in respect thereto or acquire any further interests in any First Choice Shares other than pursuant to the Share Schemes. However, all such commitments and restrictions shall cease to apply in the event that, and immediately upon, the First Choice Board determining (whether before or after the date of this document to First Choice Shareholders but before the Court has granted the Scheme Court Order), acting reasonably, in good faith and in light of a change of events or circumstances, not to give or to withdraw or adversely modify the First Choice Board recommendation in favour of the Merger (as set out in the announcement of 19 March 2007), in circumstances where not doing so would be inconsistent with their fiduciary duties or a breach of their obligations under the Takeover Code, subject to the First Choice Directors having obtained and relying upon appropriate external legal and independent financial advice to that effect.

The following table shows the number of First Choice Shares in which each of the relevant First Choice Directors had an interest (including those which were expected to vest on him under the First Choice Share Schemes) on the date of the undertaking given by him and in respect of which such undertaking was given:

Name	Date	First Choice Shares held
Sir Michael Hodgkinson	28 June 2007	20,000
Peter Long	28 June 2007	2,869,706*
Paul Bowtell	28 June 2007	12,771*
Dermot Blastland	28 June 2007	440,775
Tony Campbell	28 June 2007	40,804
Giles Thorley	28 June 2007	25,000

* Includes First Choice Shares held under the First Choice Share Incentive Plan.

6. Material contracts

Material contracts entered into by First Choice

Details of each material contract (not being a contract entered into in the ordinary course of business) entered into by First Choice or its subsidiaries within the 2 years prior to the date on which the Merger was announced are set out in paragraph 12 of Part XI of the Prospectus.

Material contracts entered into by TUI AG

Details of each material contract (not being a contract entered into in the ordinary course of business) entered into by TUI AG in relation to its tourism business or by a subsidiary or subsidiary undertaking of TUI AG that will be part of TUI Tourism within the 2 years prior to the date on which the Merger was announced are set out in paragraph 12 of Part XI of the Prospectus.

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by TUI AG in relation to its shipping business or by a subsidiary or subsidiary undertaking of TUI AG that will not be part of TUI Tourism within the 2 years prior to the date on which the Merger was announced:

(a) On 20 August 2005, TUI AG and CP Ships Limited (**"CP Ships"**) entered into and announced a support agreement (the **"Support Agreement"**) pursuant to which TUI AG agreed to make an offer to purchase all of the common shares in the capital of CP Ships at a price of US$ 21.50 per common share (the **"Offer"**). On 30 August 2005, Ship Acquisition, Inc. (a wholly-owned subsidiary of TUI AG) made an offer for CP Ships by way of an offer document and circular. CP Ships represented and warranted to TUI AG in the Support Agreement that the board of directors of CP Ships had determined unanimously that the Offer was fair to the shareholders of CP Ships and that the Offer was in the best interests of CP Ships and resolved unanimously to recommend to the shareholders of CP Ships that they accept the Offer and deposit their shares under the Offer. Both TUI AG and CP Ships provided customary representations and warranties to each other in the Support Agreement. These representations and warranties terminated when TUI AG took up and paid for, in the aggregate, more than 50 per cent. of the shares under the Offer. On 19 October 2005 TUI AG and CP Ships jointly announced that shareholders of CP Ships representing 89 per cent. of the common shares in the capital of CP Ships had accepted the Offer and, on 20 December 2005, CP Ships became an indirect wholly owned subsidiary of TUI AG. That total consideration paid by the TUI AG group for CP Ships was approximately €2 billion.

(b) On 23 December 2006, Carnival plc, through its subsidiary Costa Crociere S.p.A. (**"Carnival"**) and TUI AG entered into a letter of intent to establish a joint venture company to develop, market, operate and sell ocean line holiday cruises primarily within the German-speaking cruise sector (the **"Business"**). The joint venture company will be established and headquartered in Italy and will be governed by Italian law. Initially, Carnival will hold 95 per cent. of the shares in the joint venture company while TUI AG will hold five per cent. of the shares. The joint venture company will own all of the assets that are used in Carnival's Aida cruise line business and TUI AG shall grant the joint venture company the right to use the TUI Cruises brand name in furtherance of the Business. The joint venture company is valued at Euro 1.935 million (before third party debt of Euro 619 million). The strategic direction of the joint venture company shall be the responsibility of the board of the joint venture company (the **"Board"**). The Board will at all times have a total of four directors. One director will be appointed by TUI AG and three directors will be appointed by Carnival. The chairman of the Board shall be appointed by Carnival and shall have a casting vote. Certain specified matters in respect of the joint venture company require Board approval on the basis of a majority vote while certain specified key decisions affecting the Business shall require unanimous approval by the Board. The executive officers of the joint venture company shall be appointed by Carnival.

The parties will enter into a shareholders agreement which will include provisions on: (a) the distribution of earnings, (b) the transfer of the parties' shareholdings in the joint venture company, including an obligation on TUI AG to obtain Carnival's consent if it wishes to transfer its shareholding in the joint venture company to any competitor of Carnival and an obligation on Carnival to obtain TUI AG's consent if it wishes to transfer its shareholding to any competitor of TUI AG, (c) each party having a right of first refusal if the other party wishes to sell its shares in the joint venture company (which, except for certain permitted intra-group transfers, shall not be permitted for an initial period of 10 years), (d) where the right of first refusal contained in (b) above is not exercised, each party has customary tag along rights to sell the same proportion of their interests in the joint venture company, (e) a call option over 20 per cent. of the shares in the joint venture company in favour of TUI AG, exercisable by TUI AG during the period between 90 days and 60 days prior to the delivery of the first TUI AG newbuild to the Business, (f) a put option over 20 per cent. of the shares in the joint venture company, exercisable by Carnival during the period between 60 days and 30 days prior to delivery of the first TUI AG newbuild to the Business, (g) undertakings given by TUI AG (on behalf of itself and its affiliates) not to compete in the operation of cruises with the business of the joint venture company within the following regions: Germany, the German-speaking Region of Switzerland, Austria, Sweden, Norway, Finland, Denmark, Belgium, Luxembourg and The Netherlands (together, the **"Territory"**) whilst it remains a shareholder in the joint venture company (on the basis that TUI AG may operate (i) its existing Hapag-Lloyd cruise line as well as its existing Thomson cruise line, (ii) within the luxury cruise/expeditions sector and (iii) within the river cruise market so long as TUI AG does not use the "TUI Cruises" brand in the European market for marketing, sales, financial reporting or other operational purposes or activities in connection with such businesses). This undertaking not to compete within the Territory shall continue for a period of three years following TUI AG ceasing to be a shareholder in the joint venture company for any reason other than a buy-out by Carnival. Prior to entering any European market or region for the TUI Cruise brand outside of the Territory, TUI AG shall first offer the joint venture company the opportunity to expand the TUI Cruise business into such market or region. There is also provision for a Carnival buy-out of TUI AG's shareholding at market value in the event that the joint venture company determines to cease the use of the TUI Cruises brand name in connection with the Business. On the basis of a management and services agreement to be entered into with the joint venture company, Carnival shall provide management services to the joint venture company in return for the payment of an annual fee equal to three per cent. of the joint venture company's annual gross revenues. The parties and the joint venture company will enter into a branding agreement under which the joint venture company is granted an irrevocable and exclusive right within the Territory to use the "TUI Cruises" brand. In return for such branding rights, the joint venture company shall pay TUI AG a nominal fee. TUI AG is currently negotiating the terms of the shareholders agreement and associated documents with Carnival and anticipates that they will be entered into in the period between the date of this document and Completion.

Save as disclosed above no contracts have been entered into by TUI AG or its subsidiaries otherwise than in the ordinary course of business within the two years prior to the date on which the Merger was announced.

7. Service contracts of First Choice Directors

7.1 As at the date of this document, the Executive Directors have service contracts with First Choice on the following terms:

(a) Peter Long is employed by First Choice pursuant to a service contract dated 10 July 1996. His current basic salary is £675,000 per annum. In addition, Mr Long is entitled to participate in the Group Bonus Scheme for directors. Mr Long receives pension contributions of 50 per cent. of his basic salary which is paid to a Self-Invested Personal Pension. Mr Long's additional benefits include private health insurance, permanent health insurance, life assurance and a company car. In addition, he is entitled to participate in a Five Year

Performance Bonus. Under this scheme, Mr Long may receive a cash bonus, based on the Company's performance, of up to £1.5m. This is payable no later than six months after 31 October 2009, however, a pro-rated sum (reduced to take into account the time remaining until 31 October 2009) is payable early on a takeover or a scheme of arrangement (see paragraph 5.2 of Part IV of the Prospectus for further details). Any amount paid under this scheme is not pensionable.

(b) Paul Bowtell is employed by First Choice pursuant to a service contract dated 28 April 2004. His current basic salary is £385,000 per annum. Mr Bowtell receives company pension contributions of 25 per cent. of his basic salary paid to the First Choice Pension Scheme. In addition, Mr Bowtell is entitled to participate in the Group Bonus Scheme for directors, and the First Choice Share Schemes excluding the First Choice Senior Executive Plan. Mr Bowtell's additional benefits include private health insurance, permanent health insurance and a company car.

(c) Dermot Blastland is employed by First Choice pursuant to a service contract dated 22 April 1999 (as amended by an addendum dated 30 September 1999). His current basic salary is £382,000. Mr Blastland receives company pension contributions of 25 per cent. of his basic salary paid to the First Choice Pension Scheme. In addition, Mr Blastland is entitled to participate in the First Choice Share Schemes and the Group Bonus Scheme for directors. Mr Blastland's additional benefits include private health insurance, permanent health insurance and a company car.

Each of these service contracts is terminable upon not less than six months' notice from the relevant Director or upon not less than 12 months' notice from First Choice. Each contract provides First Choice with a discretion to terminate the contracts without notice on payment of a sum equal to the Director's gross salary (including benefits apart from Dermot Blastland who is entitled to a sum equal to only his gross basic salary) in respect of the period of notice required under the contract. No other benefits are payable on termination.

Both Mr Blastland's and Mr Long's contracts terminate automatically on reaching 65 years of age.

7.2 The Non-Executive Directors have letters of appointment with the Company on the following terms:

(a) Sir Michael Hodgkinson was appointed as a Non-Executive Director with effect from 1 January 2004 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Sir Michael was appointed Non-Executive Chairman with effect from 11 March 2004. He is entitled to a fee of £170,000 per annum.

(b) Tony Campbell was appointed as a Non-Executive Director and Senior Independent Director with effect from 1 April 1997. Mr Campbell is entitled to an annual fee of £38,000 (which includes the £5,000 annual fee to which he is entitled as Senior Independent Director).

(c) Clare Chapman was appointed as a Non-Executive Director with effect from 12 March 2003 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Ms Chapman is the chairman of the remuneration committee of First Choice. Ms Chapman is entitled to an annual fee of £38,000 (which includes the £5,000 annual fee to which she is entitled as chairman of the remuneration committee).

(d) Bill Dalton was appointed as a Non-Executive Director on 6 October 2004, for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Mr Dalton is entitled to an annual fee of £33,000 per annum.

(e) Jeremy Hicks was appointed as a Non-Executive Director on 1 March 2005 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Mr Hicks is the chairman of the audit committee of First Choice.

Mr Hicks is entitled to an annual fee of £38,000 (which includes the £5,000 annual fee to which he is entitled as chairman of the audit committee).

(f) Susan Hooper was appointed as a Non-Executive Director on 10 March 2005 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Ms Hooper is entitled to a fee of £33,000 per annum.

(g) Giles Thorley was appointed as a Non-Executive Director with effect from 1 February 2006 for an initial term of three years, although either party may terminate the appointment by giving six-months' written notice.

All the Non-Executive Directors apart from Tony Campbell are entitled to a sum equivalent to net fees for up to six months if their appointment is terminated by First Choice in certain circumstances.

None of the services contracts or letters of appointment of the First Choice Directors has been replaced or amended in the six months prior to the date of this document.

8. Overseas shareholders

General

It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of TUI Travel Shares, including the obtaining of any governmental, exchange control or other consents which may be required, and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

If, in respect of any Overseas Shareholder, First Choice is advised that the allotment and issue of TUI Travel Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require TUI Travel to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of First Choice, it would be unable to comply or which it regards as unduly onerous, then First Choice may, at its sole discretion either (a) determine that no TUI Travel Shares shall be allotted and issued to such Overseas Shareholder, but that instead those TUI Travel Shares shall be allotted and issued to a nominee appointed by TUI Travel, as trustee for such Overseas Shareholder, on terms that they shall be sold on behalf of such Overseas Shareholder as soon as reasonably practicable following the Scheme Effective Time, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned as soon as reasonably practicable after the sale at the risk of such Overseas Shareholder, or (b) determine that such TUI Travel Shares shall be sold on behalf of such Overseas Shareholder, in which event the TUI Travel Shares shall be issued to such Overseas Shareholder, and First Choice shall appoint a person to procure that those shares be sold as soon as reasonably practicable following the Scheme Effective Time, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned (by sending a cheque in sterling) as soon as reasonably practicable after the sale at the risk of such Overseas Shareholder.

The document has been prepared for the purposes of complying with English Law, the Takeover Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if the document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

United States

The TUI Travel Shares to be issued to holders of First Choice Shares under the Scheme will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme only in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. For purposes of qualifying for this exemption, First Choice will advise, or procure advice to, the Court that its sanctioning of the Scheme will be relied upon to establish the availability of this exemption.

The TUI Travel Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration requirements and the provisions of Section 18 of the US Securities Act.

Any First Choice Shareholder in the United States that is not an affiliate, for the purposes of the US Securities Act, of TUI Travel or First Choice prior to the implementation of the Scheme and is not an affiliate of TUI Travel following implementation of the Scheme may sell TUI Travel Shares received pursuant to the Scheme in ordinary secondary market transactions without restriction under the US Securities Act.

Under US securities laws, any First Choice Shareholder in the United States who is deemed to be an affiliate of TUI Travel or First Choice prior to the implementation of the Scheme and/or is or becomes an affiliate of TUI Travel following the implementation of the Scheme (whether or not a US person) will be subject to timing, manner of sale and volume restrictions on the sale of TUI Travel Shares received pursuant to the Scheme pursuant to Rule 145(d) under the US Securities Act, and may not resell TUI Travel Shares unless pursuant to another applicable exemption from the registration requirements of the US Securities Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). For these purposes, an "affiliate" of any person is generally defined to be a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that person. Whether a person is an affiliate of a company for such purposes depends on the circumstances, but affiliates of a company can include directors, officers, and significant shareholders. First Choice Shareholders in the United States that believe they are or may be "affiliates" of TUI Travel or First Choice should consult their own legal advisers prior to any sale of TUI Travel received pursuant to the Scheme.

Neither the SEC nor any US state securities commission has approved or disapproved the TUI Travel Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

First Choice Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Canada

The TUI Travel Shares issued to or for the benefit of any resident of Canada pursuant to the Scheme will not be qualified for sale under the securities law of any province or territory of Canada and may be subject to resale restrictions.

First Choice Shareholders who are citizens or residents of Canada should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Other Jurisdictions

This document and any accompanying documents are not being made available to First Choice Shareholders with registered addresses in any Restricted Jurisdiction and may not be treated as

an invitation to subscribe for any TUI Travel Shares by any person resident or located in such jurisdictions or any other Restricted Jurisdiction.

The TUI Travel Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

The implications of the Scheme for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Such Overseas Shareholders should inform themselves about, and observe, any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive TUI Travel Shares pursuant to the Scheme should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the Takeover Code and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

9. Forecasts in respect of TUI Tourism

In December 2006, in the context of defining a restructuring programme for its entire tourism division, TUI AG published a target range for EBITA of that division for the 2008 calendar year. During questions following a presentation to analysts by First Choice and TUI AG on 19 March 2007, statements were made regarding the proportion of that target range attributable to TUI Tourism. It has been noted that these statements could be construed as a profit forecast for TUI Tourism for the year ended 31 December 2008. These statements were not intended to be a profit forecast and both TUI AG and First Choice consider that it is not possible to produce a forecast and associated assumptions for this period in a form capable of being reported on in the manner required by the Takeover Code. Accordingly, the relevant statements have been and remain withdrawn.

10. Other information

10.1 No agreement, arrangement or understanding (including any compensation arrangement) exists between TUI AG or any party acting in concert with TUI AG and any of the directors, recent directors, shareholders or recent shareholders of First Choice which has any connection with, or dependence on, or which is conditional upon the outcome of the Merger.

10.2 There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the First Choice Shares to be acquired pursuant to the Merger will be transferred to any person, but TUI Travel reserves the right to transfer any such shares to any member of the Enlarged Group.

10.3 Save as disclosed in this document and in the Prospectus, there have been no material changes in the financial or trading position of the First Choice Group since 31 October 2006 (the date to which the last audited accounts of First Choice have been prepared).

10.4 Save as disclosed in this document and in the Prospectus, there have been no material changes in the financial or trading position of TUI AG since 31 December 2006 (the date to which the last audited accounts of TUI AG have been prepared), save that on 1 June 2007 TUI AG closed a €694 million convertible bond transaction which includes an option to convert the bonds into ordinary shares and which bonds mature on 1 September 2012. TUI AG will use the proceeds of the bonds for general corporate purposes.

10.5 Each of Lazard, Deutsche Bank and Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appear.

10.6 As at the date of this document, First Choice holds no Treasury Shares.

11. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the conclusion of the Court Meeting and the EGM:

(a) the memorandum and articles of association of First Choice and the full terms of the proposed amendments to the articles of association;

(b) the memorandum and articles of association of TUI Travel and an English translation of the charter of TUI AG;

(c) the audited consolidated accounts of First Choice for the two financial years ended 31 October 2005 and 31 October 2006 and the unaudited interim results for the six-month period ended 30 June 2007;

(d) the audited consolidated accounts of TUI AG for the two financial years ended 31 December 2005 and 31 December 2006 and the unaudited interim results for the three-month period ended 31 March 2007;

(e) the service contracts of the Directors of First Choice referred to in paragraph 7 above;

(f) the written consents of the financial advisers referred to in paragraph 10.5 above;

(g) the Merger Agreement, the Relationship Agreement and the material contracts referred to in paragraph 6 above;

(h) copies of any irrevocable undertakings to vote in favour of the Scheme;

(i) any full lists of dealings as referred to in paragraph 3.2(g) of this Part V in accordance with Rule 26(h) of the Takeover Code;

(j) this document, the accompanying blue and white Forms of Proxy and the Prospectus.

29 June 2007

Part VI

Definitions

"£" or "sterling" or "pounds"	pounds sterling, the lawful currency for the time being of the UK and references to "pence" and "p" shall be construed accordingly
"Act" or "Companies Act"	the Companies Act 1985, as amended
"Admission"	admission of the TUI Travel Shares to the Official List and to trading on the London Stock Exchange's market for listed securities and "Admission becoming effective" means it becoming effective in accordance with paragraph 3.2.7 of the Listing Rules and the LSE Admission and Disclosure Standards
"Board" or "Directors"	the directors of First Choice from time to time
"Business Day"	any day (excluding a Saturday, Sunday or public holiday) on which banks are generally open for non-automated business in London
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof
"Completion"	the Scheme becoming effective and the completion of the transfer of TUI Tourism to TUI Travel
"Conditions"	the conditions to the Merger set out in the Merger Agreement and summarised in paragraph 5 of Part II of this document
"Court"	Her Majesty's High Court of Justice in England and Wales or the Court of Appeal in England and Wales, as the case may be
"Court Hearings"	the Scheme Court Hearing and the Reduction Court Hearing
"Court Meeting"	the meeting of First Choice Shareholders convened by an order of the Court pursuant to Section 425 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment thereof, notice of which is attached at the end of this document
"Court Orders" or "Orders"	the Scheme Court Order and the Reduction Court Order
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member (which includes all CREST Personal Members)
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the daily official list of the London Stock Exchange
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors" or "Board"	the directors of First Choice or TUI Travel from time to time, as the context requires

"Enlarged Group"	TUI Travel and its subsidiaries and subsidiary undertakings after the Merger becomes effective
"Explanatory Statement"	the explanatory statement relating to the Scheme, as set out in Part II of this document, which together with the documents incorporated therein constitute the explanatory statement relating to the Scheme as required by Section 426 of the Act
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of First Choice Shareholders, notice of which is set out at the end of this document, and any adjournment thereof
"First Choice"	First Choice Holidays PLC, a company incorporated in England and Wales with registered number 48967
"First Choice Directors"	the directors of First Choice whose names are set out in paragraph 2.1 of Part V of this document or, where the context so requires, the directors of First Choice from time to time
"First Choice Group"	First Choice, its subsidiaries and its subsidiary undertakings
"First Choice Remuneration Committee"	the remuneration committee of First Choice
"First Choice Share Schemes"	First Choice Holidays Senior Executive Plan, the First Choice Holidays PLC Restricted Share Plan, the First Choice Holidays Deferred Annual Bonus Scheme, the First Choice Holidays Performance Share Plan and the First Choice Holidays Share Incentive Plan
"First Choice Shareholders" or "Shareholders"	holders of First Choice Shares
"First Choice Shares"	ordinary shares of nominal value 3 pence each in the capital of First Choice
"Form(s) of Proxy"	either or both, as the context requires, of the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the Extraordinary General Meeting which accompany this document, as the context requires
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Group Company"	any company forming part of the Enlarged Group
"holder"	a registered holder of shares and includes any person(s) entitled by transmission
"Independent Competing Offer"	an offer or scheme of arrangement or a recapitalisation or other transaction involving the possible change of control of First Choice or TUI AG or TUI Tourism which, if accepted in full would result in the offeror holding shares carrying over 50 per cent. of the voting rights of First Choice or TUI AG or TUI Tourism, as the case may be, and which is made by or with a party which is not acting in concert (as such term is defined in the Takeover Code) with First Choice or TUI AG
"Lazard"	Lazard & Co., Limited

"Listing Rules"	the listing rules issued by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"LSE Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List
"Meetings"	the Court Meeting and the Extraordinary General Meeting, or either of them as the context may require
"Merger"	the merger of First Choice and TUI Tourism in accordance with the terms of the Merger Agreement
"Merger Agreement"	the agreement dated 19 March 2007 between First Choice, TUI AG and TUI Travel relating to the Merger
"Morgan Stanley"	Morgan Stanley & Co. Limited
"Official List"	the official list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"Overseas Shareholders"	holders of shares resident in, or citizens or nationals of, jurisdictions outside the UK
"Prospectus Rules"	the prospectus rules issued by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"Reduction Court Hearing"	hearing of the Court to confirm the reduction of capital associated with the Scheme
"Reduction Court Order"	the Order of the Court confirming the reduction of capital associated with the Scheme
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Regulations"	the Uncertificated Securities Regulations 2001 (S.I. No. 2001/3755)
"Relationship Agreement"	the relationship agreement to be entered into at Completion between TUI AG and TUI Travel
"Resolutions"	the Special Resolution and the Whitewash Resolution
"Restricted Jurisdiction"	any jurisdiction where TUI Travel Shares cannot be made available without breaching any applicable law
"Scheme Court Hearing"	hearing of the Court to consider the petition for the sanction of the Scheme
"Scheme Court Order"	the Order of the Court sanctioning the Scheme
"Scheme Effective Date"	the date on which the Scheme becomes effective, which is expected to be on 3 September 2007 and **"Scheme Effective Time"** means the time on such date at which the Scheme becomes effective in accordance with its terms
"Scheme Record Time"	6.00 p.m. (London time) on the Business Day immediately before the Scheme Effective Date
"Scheme Shares"	the First Choice Shares: (i) in issue at the date of this document;

	(ii) (if any) issued after the date of this document and prior to the Voting Record Time; and
	(iii) (if any) issued on or after the Voting Record Time and before 6.00 p.m. on the Business Day immediately preceding the date of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder thereof is or shall have agreed in writing to be bound by the Scheme,
	excluding, in any case, any First Choice Shares held by TUI Travel at the Scheme Record Time
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement proposed to be made under Section 425 of the Act between First Choice and the holders of the Scheme Shares as set out in Part III of this document, with or subject to any modification, addition or condition approved or imposed by the Court
"Special Resolution"	the special resolution to be proposed at the First Choice EGM
"Takeover Code" or "Code"	the City Code on Takeovers and Mergers
"Takeover Panel"	the Panel on Takeovers and Mergers
"Treasury Shares"	shares held as treasury shares as defined in Section 162A(3) of the Companies Act
"TUI AG"	TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover
"TUI AG Directors"	the members of the executive board of TUI AG whose names are set out in paragraph 2.2 of Part V of this document or, where the context so requires, the members of the executive board of TUI AG from time to time
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets which is constituted by the TUI Tourism Group
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on Completion in connection with the Merger
"TUI Travel"	TUI Travel PLC, formerly named Coppereagle Public Limited Company
"TUI Travel Board"	the board of directors of directors of TUI Travel
"TUI Travel Directors"	the director of TUI Travel whose names are set out in paragraph 2.3 of Part V of this document or, where the context so requires, the directors of TUI Travel from time to time
"TUI Travel Redeemable Shares"	the redeemable preference shares of £1 each in the share capital of TUI Travel
"TUI Travel Shares"	the ordinary shares of 10 pence each in the share capital of TUI Travel and, for the avoidance of doubt, excluding the TUI Travel Redeemable Shares

"UK Listing Authority" or "UKLA"	the Financial Services Authority as the competent authority under Part VI of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"uncertificated" or "in uncertificated form"	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction
"US Securities Act"	the United States Securities Act 1933, as amended
"Voting Record Time"	6.00 p.m. (London Time) on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be)
"Whitewash Resolution"	the ordinary resolution 2 to be proposed at the First Choice EGM in respect of the waiver by the Takeover Panel of the obligation that would otherwise arise on TUI AG to make a general offer to the shareholders of First Choice (all of whom, as a result of the Scheme will become shareholders of TUI Travel) pursuant to Rule 9 of the Takeover Code for TUI Travel

Notice of Court Meeting

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 4493 of 2007

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 28 June 2007 made in the above matters, the Court has directed a meeting of the holders of Scheme Shares (as defined in the scheme of arrangement referred to below) (the "**Court Meeting**") to be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 425 of the Companies Act 1985 dated 29 June 2007 (the "**Scheme of Arrangement**") proposed to be made between First Choice Holidays PLC (the "**Company**") and the holders of Scheme Shares (as defined in the Scheme of Arrangement) and that such meeting will be held at Exchange House, Primrose Street, London EC2A 2HS on 25 July 2007 at 10.00 a.m., at which place and time all holders of First Choice Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to Section 426 of the Companies Act 1985 in relation to the Scheme of Arrangement are incorporated in the document of which this notice forms part.

Holders of Scheme Shares entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their place. A proxy need not be a member of the Company. A BLUE Form of Proxy for use at the Court Meeting is enclosed with this notice. Alternatively, if the Scheme Shares are held in uncertificated form (i.e. in CREST), voting may be effected using the CREST Proxy Voting Service so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) in accordance with the procedures set out in the CREST Manual.

Completion of the BLUE Form of Proxy and voting through CREST will not preclude a holder of Scheme Shares who wishes to do so from attending and voting in person at the Court Meeting or any adjournment thereof.

In the case of joint holders of Scheme Shares, any one such joint holder may tender a vote (in person or by proxy) at the Court Meeting, but if more than one joint holder shall tender a vote (in person or by proxy) the vote of the senior who tenders a vote will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of First Choice in respect of the relevant joint holding.

It is requested that BLUE Forms of Proxy be lodged with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE, not less than 48 hours before the time appointed for the Court Meeting (or any adjournment thereof) but, if forms are not so lodged, they may be handed to Lloyds TSB Registrars on behalf of the chairman of the Court Meeting (or to the chairman himself) at the start of the meeting.

Proxies submitted using the CREST Proxy Voting Service must be transmitted so as to be received by Lloyds TSB Registrars, (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

The Court has specified that only those shareholders registered in the register of members of First Choice as at 6.00 p.m. on the day prior to the day immediately before the Court Meeting or or any adjournment thereof (as the case may be), shall be entitled to attend or vote in respect of the number of shares registered in their name at that specified time. Changes to the entries on the register of members after that specified time will be disregarded in determining the right of any person to attend and vote at the meeting, including the number of votes which may be cast thereat.

By the said order, the Court has appointed Sir Michael Hodgkinson or, failing him, Tony Campbell or, failing him, Peter Long, to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 29 June 2007

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
Solicitors for the Company

Notice of Extraordinary General Meeting

First Choice Holidays PLC

(Registered in England and Wales No. 48967)

(the "Company")

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS at 10.15 a.m. (or, if later, as soon thereafter as the meeting of the holders of ordinary shares in First Choice convened by the direction of the High Court of Justice in England and Wales (the "**Court**") for 10.00 a.m. on the same day and at the same place shall have concluded or been adjourned) to consider and, if thought fit, pass the following resolutions, where item 1 which will be proposed as a special resolution and items 2 to 7 (both inclusive) will be proposed as ordinary resolutions:

Special Resolution

(1) THAT:

(A) the Scheme of Arrangement dated 29 June 2007 (the "**Scheme**") proposed to be made between the Company and holders of Scheme Shares (as defined in the Scheme) in its original form in the circular sent to shareholders of the Company dated 29 June 2007 (the "**Circular**") (a print of which has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), or with or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Merger to holders of Scheme Shares) approved or imposed by the Court, be and is hereby approved, and the directors of the Company be and are hereby authorised to take all such action on behalf of the Company as they consider necessary or desirable for carrying into effect the Scheme;

(B) for the purpose of giving effect to the Scheme in its original form, or with or subject to any modification, addition or condition approved or imposed by the Court:

(i) the share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme);

(ii) forthwith and contingent upon such reduction of capital taking effect:

(a) the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 3 pence each ("**New Shares**") as shall be equal to the aggregate number of Scheme Shares so cancelled; and

(b) the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par the New Shares created pursuant to paragraph 1(B)(ii)(a) above, which shall be allotted and issued, credited as fully paid, to TUI Travel PLC and/or any nominee(s) of it; and

(iii) conditionally upon the Scheme becoming effective, the directors of the Company be and are hereby authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to give effect to this special resolution and accordingly to effect the allotment of relevant securities (within the meaning of Section 80(2) of the Companies Act 1985) in the form of the New Shares, provided that (i) this authority shall expire on the fifth anniversary of the date on which it is passed (unless previously revoked, varied or renewed); (ii) the maximum aggregate nominal amount of relevant securities which may be allotted hereunder shall be £55,000,000; and (iii) this authority shall be without prejudice to any other authority under the said Section 80 previously granted and in force on the date on which this special resolution is passed; and

(C) forthwith upon the passing of this special resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 137:

SCHEME OF ARRANGEMENT

137.(1) In this article, references to the "**Scheme**" are to the scheme of arrangement dated 29 June 2007 under Section 425 of the Act between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme or (if not so defined in the Scheme) defined in the circular dated 29 June 2007 circulated with the Scheme and containing the explanatory statement required pursuant to Section 426 of the Act, shall have the same meanings where used in this article except as otherwise expressly stated in this article 137.

(2) Notwithstanding any other provision of these articles, if any ordinary shares are issued on or after the Voting Record Time (as defined in the Scheme) other than to TUI Travel PLC or any person identified by written notice to the Company as its nominee(s) but before the Scheme Record Time (as defined in the Scheme), such ordinary shares shall be issued subject to the terms of the Scheme and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

(3) Notwithstanding any other provision of these articles and as a matter separate from the Merger (as defined in the Scheme), if, at any time on or after 6.00 p.m. on the business day immediately preceding the date of the Reduction Court Order (as defined in the Scheme), any ordinary shares ("**Post-merger Shares**"), such Post-merger Shares to be deemed a separate class, are issued or are to be issued to any person (a "**New Member**") other than TUI Travel PLC or any person identified by written notice to the Company by TUI Travel PLC as its nominee(s) and/or designated subsidiary, provided that the Scheme has become effective, such Post-merger Shares shall be transferred immediately after the time at which the Scheme becomes effective ("**Scheme Effective Time**") or, if later, upon the issue of the Post-merger Shares, free of all encumbrances, to TUI Travel PLC (or as TUI Travel PLC may direct by notice in writing to the Company) in consideration for, and conditionally upon, the issue or transfer free from all encumbrances to the New Member (as soon as is practicable after the Scheme Effective Date or, if later, after the issue of the Shares) of one fully paid ordinary share in TUI Travel PLC for each one Post-merger Share transferred to TUI Travel PLC or its nominee (being the number of ordinary shares of TUI Travel PLC which the New Member would have been entitled to receive in aggregate if the Post-merger Shares transferred hereunder had been Scheme Shares and the New Member had been the holder thereof at the Scheme Record Time) being ordinary shares in TUI Travel PLC which rank *pari passu* with all other ordinary shares in TUI Travel PLC for the time being in issue subject to the memorandum and articles of association of TUI Travel PLC, and rank for any dividends or other distributions declared, made or paid thereon after the date of their issue or transfer.

(4) The number of ordinary shares of TUI Travel PLC to be issued or transferred to the New Member under article 137(3) may be adjusted by the directors of TUI Travel PLC on any reorganisation of, or material alteration to, the share capital of the Company or TUI Travel PLC effected after the Scheme Effective Time in such manner as the auditors of the Company shall (in their absolute discretion) determine to reflect such reorganisation or alteration and the determination by the auditors or the Company, in the absence of manifest error, shall be final and binding on all concerned.

(5) To give effect to any such transfer required by article 137(3), the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of TUI Travel PLC (as directed by TUI Travel PLC) and to agree for

and on behalf of the New Member to become a member of TUI Travel PLC. Pending the registration of TUI Travel PLC (or its designated subsidiary and/or nominee(s)) as the holder of any share to be transferred pursuant to this article 137, TUI Travel PLC shall be empowered to appoint a person nominated by the directors of TUI Travel PLC to act as attorney on behalf of the holder of such share in accordance with such directions as TUI Travel PLC may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of TUI Travel PLC but not otherwise.

(6) The issue and allotment of any ordinary shares of TUI Travel PLC in respect of any shares transferred pursuant to this article 137 shall be made within seven days of the date of transfer of such shares. The ordinary shares of TUI Travel PLC to be issued and allotted pursuant to this 137 shall be issued in certificated or uncertificated form as TUI Travel PLC may determine in its absolute discretion. In the case of TUI Travel PLC ordinary shares issued in certificated form TUI Travel PLC shall, not less than 28 days after the date of transfer of the Post-merger Shares in respect of which the TUI Travel Shares are issued, send without charge to such New Member or his nominee a certificate for the ordinary shares in TUI Travel PLC so issued by ordinary post at the risk of the New Member concerned.

(7) If the Scheme shall not have become effective by 31 October 2007 (or such later date (if any) as First Choice and TUI AG may agree) and the Court may approve, this article 137 shall be of no effect.

Ordinary Resolutions

(2) THAT:

The waiver by the Takeover Panel described in the Circular of the obligation that would otherwise arise on TUI AG to make a general offer to the shareholders of the Company (all of whom as a result of the Scheme will become shareholders of TUI Travel PLC) pursuant to Rule 9 of the City Code on Takeovers and Mergers in connection with the remaining shares in TUI Travel PLC be and is hereby approved.

(3) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Performance Share Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(4) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Deferred Annual Bonus Scheme, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(5) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Sharesave Scheme, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(6) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Share Incentive Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(7) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Value Creation Synergy Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

BY ORDER OF THE BOARD
Andrew John
Company Secretary
29 June 2007

Registered office at First Choice House
London Road
Crawley
West Sussex RH10 9GX
Registered in England and Wales No. 48967

1. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more persons to attend and on a poll, to vote instead of him or her. Lodgement of a Form of Proxy will not prevent a member from attending and voting at the meeting.
2. A proxy need not be a member of the Company.
3. A WHITE Form of Proxy is enclosed. To be valid, the WHITE Form of Proxy, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to the Lloyds TSB Registrars, The Causeway, Worthing BN99 6LN, by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. Alternatively, if you hold your shares in uncertificated form (i.e. in CREST), you may vote using the CREST system (see notes on CREST voting below).
4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (SI 2001/3755), the Company has specified that only those shareholders registered on the register of members of the Company as at 6.00 p.m. on 23 July 2007 or, if the Extraordinary General Meeting is adjourned, on the register of members not less than 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares in the Company registered in their names at that relevant time. Changes to entries on the register of members after 6.00 p.m. on 23 July 2007 or, if the Extraordinary General Meeting is adjourned, on the register of members not more than 48 hours before the time of any adjourned meeting, will be disregarded in determining the rights of any person to attend and vote at the meeting (including the number of votes which may be cast thereat).
5. Copies of the Company's existing articles of association and copies of the articles of association as proposed to be amended by paragraph (C) of the Special Resolution set out in the notice of the meeting are available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on a weekday (Saturdays, Sundays and public holidays excepted) until the close of the Extraordinary General Meeting and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes prior to, and during, the Extraordinary General Meeting.

Notes on CREST Proxy voting

6. If you submit your proxy electronically through CREST, to be valid the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by Lloyds TSB Registrars, (under CREST participant ID 7RA01), by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. The time of receipt will be taken to be the time from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST.
7. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
8. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular

messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.

9. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).

Merrill Corporation Ltd, London
07ZBV47701

TUI
Aktiengesellschaft

TUI News
Investor Relations

TUI welcomes the European Union's merger clearance

Hanover/London, 4 June 2007. TUI AG welcomes the approval by the European Commission of the planned merger to create TUI Travel PLC. "This means we have taken the first crucial hurdle on the path to creating the world's leading travel group," says TUI chief executive Dr Michael Frenzel. Furthermore, "With the merger we are expanding our leading position in Europe and are gaining more ground in the specialist tourism growth sector. The merger creates the world's biggest tourism platform. Together with First Choice we are writing a new growth story and will be ideally equipped to successfully face increasing competition in our industry." The clearance is subject to an undertaking to divest TUI's Budget Travel business in Ireland.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

On the basis of the figures for the fiscal year 2006 the merger creates under the umbrella of TUI Travel PLC a travel group with sales of some 18 billion euros ((£12.1 billion) and an underlying EBITA of around 500 million euros (£340 million). Last year some 27 million holidaymakers travelled with the tour operators and airlines of TUI Travel PLC. The new plc expects the merger to liberate an annual synergy potential of about 150 million euros (£100 million), which will come into full effect within the first three years after finalising the fusion. A major part of the synergy will be generated on the British market.

The next steps on the path to the merger include publishing the stock exchange prospectus for listing on the LSE as well as the extraordinary general meeting of First Choice Holidays PLC. The target date for publishing the prospectus is the end of June. All other exact dates will be decided shortly. Assuming the merger is approved by the necessary three-quarters majority, TUI Travel's first listing could take place at the start of October.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI
Aktiengesellschaft

TUI News
Investor Relations

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION, DIRECTLY OR INDIRECTLY INTO OR IN THE UNITED STATES (OR TO US PERSONS), AUSTRALIA, CANADA, OR JAPAN OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Exercise of the greenshoe option and end of the stabilisation period in connection with the offering of a convertible bond of TUI AG

Hanover, 29 May 2007

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

In connection with the offering of a €632.5 million convertible bond of TUI AG, the greenshoe option in the amount of €61.5 million has been exercised today. The total amount of the convertible bond is therefore €694 million.

In connection with the offering of the bonds, Deutsche Bank AG in its role as Stabilisation Manager or any person acting on its behalf, has not undertaken any stabilisation trading and it has elected not to do so.

The stabilisation period is therefore closed.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

This press release is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell, or issue or the solicitation of any offer to buy or subscribe for, any securities. In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the Issuer of the Bonds to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Italy has only partially implemented the Prospectus Directive and, accordingly, the provisions of the Prospectus Directive shall apply with respect to Italy only to the extent to which the relevant provisions of the Prospectus Directive have already been implemented in Italy. The Bonds may not be placed, sold or offered to individuals resident in Italy in the primary or in the secondary market. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of TUI) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Bonds is being made in the United States.

TUI
Aktiengesellschaft

TUI-News
Investor Relations

This press release is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA (OR TO US PERSONS), AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

TUI AG prices convertible bond offering

Ad-hoc announcement according to § 15 WpHG

Hanover, 24 May 2007:

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

The Management Board of TUI AG ("TUI") resolved today, subject to the consent of the Supervisory Board, to issue unsecured, unsubordinated convertible bonds (the "Bonds"). The Bonds are issued by TUI AG and were placed only with institutional investors outside of the US. The pre-emptive rights of shareholders of TUI AG to subscribe to the Bonds were excluded.

The issue size is €632.5 million. Due to strong demand, the initial issue size of €550 million was directly increased by €82.5 million (the "Upsize Option"). In addition, TUI has granted the banks managing the placement, Citi, Deutsche Bank and Unicredit MIB, a greenshoe option of up to €61.5 million to cover over-allotments. The total issue size can therefore amount up to €694 million.

The conversion price is set to €27.68 representing a premium of 30% above the volume weighted average XETRA price of TUI's ordinary shares during the placement. Up to approximately 25.07 million ordinary shares of TUI are underlying the Bonds at the outset (assuming that the greenshoe option is fully exercised).

The maturity of the Bonds is 5 years and 3 months. The Bonds will be issued at 100% of the principal amount on 1 June 2007 (the "Settlement Date") and pay a coupon of 2.75%.

TUI intends to list the Bonds on the Euro MTF market of the Luxembourg Stock Exchange.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Citi, Deutsche Bank and Unicredit MIB are acting as Joint Bookrunners ("the Joint Bookrunners") and sole syndicate members of the Offering. Deutsche Bank is acting as stabilisation manager (the "Stabilising Manager") of the issue. In connection with the Offering, the Stabilising Manager, from today until the earlier of 30 days after the Settlement Date or 60 days after allotment of the Bonds, may, to the extent permitted by applicable laws and regulations, effect transactions with a view to supporting the market price of the Bonds and/or the shares of TUI at a level higher than that which may otherwise prevail. There is, however, no obligation to undertake such stabilisation measures, and such stabilisation measures may, after they have been commenced, be terminated at any time. The greenshoe option can only be exercised to an amount of up to €61.5 million until the Settlement Date. At the end of the stabilisation period a statement on stabilisation measures and the exercise of the greenshoe option if undertaken are published in the German newspapers Frankfurter Allgemeine Zeitung and Börsenzeitung.

TUI intends to use the proceeds from the sale of the convertible bonds for general corporate purposes as well as to have the possibility to refinance part of its existing indebtedness.

Stabilisation FSA.

Hanover, 24 May 2007
The Executive Board

TUI
Aktiengesellschaft

TUI-News
Investor Relations

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Address:

TUI AG

Karl-Wiechert-Allee 4

30625 Hanover

Germany

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

List of exchanges where stock is listed:

Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart

International security identification number (ISIN):

DE000TUAG000

DE0003659884

DE0002913894

XS0191794782

XS0191795672

XS0195307367

DE000TUAG059

XS0237431837

XS0237433700

XS0237435317

XS0237436711

This press release is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell, or issue or the solicitation of any offer to buy or subscribe for, any securities. In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the Issuer of the Bonds to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Italy has only partially implemented the Prospectus Directive and, accordingly, the provisions of the Prospectus Directive shall apply with respect to Italy only to the extent to which the relevant provisions of the Prospectus Directive have already been implemented in Italy. The Bonds may not be placed, sold or offered to individuals resident in Italy in the primary or in the secondary market. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of TUI) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Bonds is being made in the United States.

This press release is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI Aktiengesellschaft

TUI News
Investor Relations

Ad-hoc Mitteilung

RECEIVED
2007 DEC 17 A 11:45

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA (OR TO US PERSONS), AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

TUI AG launches convertible bond offering

Ad-hoc announcement according to § 15 WpHG

Hanover, 24 May 2007:

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

The Management Board of TUI AG ("TUI") resolved today, with the consent of the Supervisory Board, to issue unsecured, unsubordinated convertible bonds (the "Bonds"). The Bonds will be issued by TUI AG and offered only to institutional investors outside of the US. The pre-emptive rights of shareholders of TUI AG to subscribe to the Bonds are excluded. The coupon, the conversion premium as well as the conversion price will be determined based on today's bookbuilding process.

The initial aggregate issue size will be €550 million. TUI is entitled to increase the aggregate issue size by up to €82.5 million (the "Upsize Option"). In addition, TUI has granted the banks managing the placement, Citi, Deutsche Bank and Unicredit MIB, a greenshoe option of up to €82.5 million to cover over-allotments (if any). The maximum issue size can therefore amount to €715 million.

The conversion price is expected to be set based on the bookbuilding at a premium of between 25% - 30% above the volume weighted average XETRA price of TUI's ordinary shares during the placement. Up to 25.07 million ordinary shares of TUI are underlying the Bonds at the outset (assuming that the Upsize Option and the greenshoe option are fully exercised). Depending on today's development of the share price, the final pricing and the final issue size, the amount of ordinary shares of TUI underlying the Bonds at the outset may vary.

The maturity of the Bonds is 5 years and 3 months. The Bonds will be issued at 100% of the principal amount on 1 June 2007 (the "Settlement Date") and are expected to pay a coupon of between 2.75% - 3.25%.

TUI intends to list the Bonds on the Euro MTF market of the Luxembourg Stock Exchange.

Citi, Deutsche Bank and Unicredit MIB are acting as Joint Bookrunners ("the Joint Bookrunners") and sole syndicate members of the Offering. Deutsche Bank is acting as stabilisation manager (the "Stabilising Manager") of the issue. In connection with the Offering, the Stabilising Manager, from today until the earlier of 30 days after the Settlement Date or 60 days after allotment of the Bonds, may, to the extent permitted by applicable laws and regulations, effect transactions with a view to supporting the market price of the Bonds and/or the shares of TUI at a level higher than that which may otherwise prevail. There is, however, no obligation to undertake such stabilisation measures, and such stabilisation measures may, after they have been commenced, be terminated at any time. The greenshoe option can only be exercised to an amount of up to €82.5 million until the Settlement Date. At the end of the stabilisation period a statement on stabilisation measures and the exercise of the greenshoe option if undertaken are published in the German newspapers Frankfurter Allgemeine Zeitung and Börsenzeitung.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI intends to use the proceeds from the sale of the convertible bonds for general corporate purposes as well as to have the possibility to refinance part of its existing indebtedness.

Stabilisation FSA.

Hanover, 24 May 2007
The Executive Board

TUI
Aktiengesellschaft

TUI-News
Investor Relations

Address:

TUI AG

Karl-Wiechert-Allee 4

30625 Hanover

Germany

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

List of exchanges where stock is listed:

Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart

International security identification number (ISIN):

DE000TUAG000

DE0003659884

DE0002913894

XS0191794782

XS0191795672

XS0195307367

DE000TUAG059

XS0237431837

XS0237433700

XS0237435317

XS0237436711

This press release is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell, or issue or the solicitation of any offer to buy or subscribe for, any securities. In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the Issuer of the Bonds to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Italy has only partially implemented the Prospectus Directive and, accordingly, the provisions of the Prospectus Directive shall apply with respect to Italy only to the extent to which the relevant provisions of the Prospectus Directive have already been implemented in Italy. The Bonds may not be placed, sold or offered to individuals resident in Italy in the primary or in the secondary market. Any persons reading this press release should inform themselves of and observe any such restrictions.

In connection with the offering of the convertible bonds, Deutsche Bank (the "Stabilising Manager") or any person acting on behalf of the Stabilising Manager, may over-allot and effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail until the earlier of 30 days after the Settlement Date or 60 days after allotment of the Bonds. There is, however, no obligation to undertake such stabilisation measures, and such stabilisation measures may, after they have been commenced, be terminated at any time. At the end of the stabilisation period, information about potential stabilisation measures will be published.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of TUI) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Bonds is being made in the United States.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

This press release is only being distributed to and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

TUI
Aktiengesellschaft

Shipping

Eight newbuildings for Hapag-Lloyd / Delivery in 2009/10

Hannover / Hamburg, 18 May 2007. Global container transport volume should surge to 138m standard containers by 2011, according to Global Insight, one of the leading economic research institutes. This would mean an increase of 40m containers or over 40% compared with 2006.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

The Hamburg-based shipping line Hapag-Lloyd, which belongs to the top 5 in global container transport, is responding to the forecast market expansion. Today it announced a newbuilding programme for eight vessels for delivery in December 2009 (two ships) and in the first half of 2010. It is planned to deploy the newbuildings on the routes to and from Asia, which continue to account for the highest growth in container transport.

The newbuildings are to be built at the South Korean shipyard Hyundai Heavy Industries. They will have a length of 335m and a beam of 43m and each be able to carry 8,750 standard containers (TEU). The units will have a deadweight capacity of 103,000t and measure over 60m from keel to superstructure.

With this order, Hapag-Lloyd is giving fleet homogeneity and thus savings in operational costs priority over opting for a ship size capable of transporting over 10,000 TEU. We have had very positive results with the five units we already deploy. They are efficient and incorporate state-of-the-art technology, and they can be flexibly deployed on various routes if required by the market situation," explained Michael Behrendt, Chairman of the Executive Board of Hapag-Lloyd.

Contact:
Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/ir_news_adhoc_announcements/2007/16052007.html

High level of attendance at TUI AG Annual General Meeting All items on the Agenda passed with very strong majority

Hanover, May 16, 2007

Today's 48th Annual General Meeting of the Group held in the Hannover Congress Centrum was attended by approximately 2,200 shareholders and shareholders' representatives as well as 290 guests and members of the press. They represented 118,538,125 shares corresponding to capital of 303,042,716.56 euros (47.22 percent).

The Agenda included the amendment of the charter with regards to the long-term variable remuneration for the Supervisory Board. The resolution to change the relevant section of the charter was approved; also, the resolution to amend section 21 of the charter to add a new paragraph 6 'Electronic transmission of information to shareholders' was approved. Furthermore, the resolution for a new authorization to acquire and use own shares under Section 71 Para 1 No. 8 AktG, and to exclude the subscription right was passed with a strong majority.

Other items on the agenda included the presentation of the adopted annual financial statements for the financial year 2006, the management report, and the approved consolidated financial statements, group management report and the report of the Supervisory Board. Resolutions where then passed on the appropriation of the balance-sheet profit for the financial year 2006 and on the formal approval of the activities of the Executive Board as well as the Supervisory Board in the financial year 2006.

Finally, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, was appointed by the Annual General Meeting to audit the financial statements for the 2007 financial year.

All applications for resolution were accepted with more than 97 percent of votes in favour. The Annual General Meeting was closed at 17:30 hrs by the Chairman of the Supervisory Board of TUI AG, Dr. Jürgen Krumnow.

For further information please contact:
Björn Beroleit, phone +49 511 566-1310
Nicola Gehrt, phone +49 511 566-1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20070516_tuscany.html

TUI plans biggest tourism project in company history Eleven square kilometres of land in Tuscany purchased with village centre for tourism project development

Hanover, May 16, 2007

By purchasing a plot of land of eleven square kilometres on which there are several old buildings, a medieval castle, a hotel, an 18-hole golf course as well as agricultural areas, TUI has furthered its plans to put into effect the biggest tourism project in Tuscany as well as the biggest in the company's history. "This project is a good example of our growth strategy in the hotel sector," said TUI AG chief executive Dr Michael Frenzel at the annual general meeting Hanover. This project is modelled on the Land Fleesensee, which has proved to be most successful since it was set up seven years ago. TUI, together with five partners, including two of its own hotel brands, opened the biggest holiday resort in northern Europe there in 2000.

The "Tenuta di Castelfalfi" area is located at the heart of Tuscany between the tradition rich cities of Florence, Siena and Pisa in the community of Montaione. The primary goal of the future development of Castelfalfi is not only to expand the tourism offering but also to preserve and restore the existing area under cultivation in Tuscany. This includes also the preservation of the agriculture based on viticulture and olive farming.

"Tenuta di Castelfalfi S.p.A.", a company in which TUI has a share-holding of 85 percent and the previous Italian owner 15 percent, has been established for this unique project in TUI's history. The volume of investment amounts to several hundred million euros, and is included in the medium-term investment planning of TUI Hotels & Resorts. The overall project will be known in future by the name "Toscana Resort Castelfalfi".

The existing village with a church and castle will be renovated and extended by new elements suitable for tourism. For instance a spa area, various restaurants and boutiques. In addition, subject to approval by the local authorities, three hotel arrangements - a ROBINSON club, a Dorfhotel and an Iberotel - as well as villas and apartments with an appropriate infrastructure are to be built on the land. The existing golf course is to be expanded und improved.

Top priority are sustainability and environmental compatibility, both key aspects under which the project is being developed. It is intended for the complex to be generally independent and self-supporting by using renewable energy for covering its demand for electricity. As far as water is concerned it is planned for instance to have biological water treatment and introduce means for using water more than once. Absolutely unique is that a proportion of the food supply for guests is to be covered by products from its own farms.

As the project progresses at least 300 new jobs will be created. And as the employees should preferably come from the region, the project will have a positive effect on the development of the local job market.

The feasibility study needed for this project was prepared in close cooperation with the representatives of the local community as well as their planners and handed over to the

community for completion and approval.

Tuscany is extremely attractive for international guests as a holiday area and has potential for expansion beyond the traditional culinary and cultural offering. The interest in the sector of golfing holidays and short trips has risen rapidly in Italy, not least as a result of the good flight connections, for instance with TUIfly, the German market leader for flights to Italy. Current trends such as wellness and golf are at present scarcely being catered for in the region. Modern hotel projects aiming at specific target groups are as good as non-existent. The goal is to use internationally proven tourism concepts to gain a slice of the tourism volume in Italy beyond that of city breaks and cultural trips.

3.742 characters

Contact:
Anja Braun, phone +49(0)511 566-2504
Robin Zimmermann, phone +49(0)511 566-1488

TUI
Aktiengesellschaft

RECEIVED
2007 DEC 17 A 11: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TUI increases turnover in tourism division in first quarter / Underlying operating earnings of shipping division impacted by low freight rate levels / Group-level booked turnover in tourism up 3.6 per cent year-on-year

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 11 May 2007. TUI's tourism division achieved an increase in turnover in the first quarter of 2007. The division recorded year-on-year growth of 3.1 per cent to 2.6 billion euros (previous year: 2.5 billion euros). Source market Central Europe and the destinations sector, in particular, reported significant turnover growth. Despite an increase in transport volume of 9.9 per cent year-on-year, the shipping division reported a decline of 8.5 per cent to 1.5 billion euros compared to the previous year (1.64 billion euros). The development of the division was impacted by a reduction in freight rates in almost all trade lanes. At 4.1 billion euros, turnover by the Group's continuing operations (tourism, shipping and central operations) fell slightly short of 2006 levels (4.2 billion euros) in the first quarter of 2007.

In the period under review, underlying earnings by **tourism** fell to -227 million euros (previous year: -216 million euros). Due to the typical seasonal nature of the tourism business, the first quarter regularly produces negative figures. The Central Europe sector generated underlying earnings at -93 million euros, just under nine per cent higher than the previous year (-102 million euros). The Northern Europe sector was affected by the weaker business in the UK. At -117 million euros, earnings by the sector dropped substantially year-on-year (-92 million euros). The Western Europe sector posted underlying earnings of -32 million euros (previous year: -25 million euros). Despite the decline, the situation in the French travel market improved gradually in the period under review. The destinations sector managed to achieve growth. The substantial increase in earnings by the sector to 15 million euros (previous year: 6 million euros) was driven by the hotel companies.

In the first quarter of 2007, the **shipping** division saw only minor changes in its environment compared with previous quarters. The development of the division was impacted in particular by reductions in freight rates in almost all trade lanes. Despite an increase in transport volume of 9.9 per cent year-on-year, the development of the division was impacted by a reduction in freight rates in almost all trade lanes.

Underlying earnings by the shipping division totalled -53 million euros (previous year: 22 million euros) in the first quarter of 2007. Including the one-off income of 181 million euros from the divestment of Montreal Gateway Terminals and 15 million euros from the sale of Hapag-Lloyd's minority shareholding in Germanischer Lloyd AG as well as other integration effects, earnings by the division amounted to 141 million euros, a substantial increase year-on-year (-25 million euros).

Underlying earnings by **central operations** dropped to 13 million euros (previous year: 23 million euros) in the first quarter of 2007. This decline was attributable to the divestment of Wolf GmbH in 2006 and income from a sale in the real estate segment (Schacht Konrad), creating a corresponding reduction in income. On the other hand, in the first quarter 2007, there were increased profit contributions from the measurement of derivatives.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

In the first quarter of 2007, earnings by the **continuing operations,** tourism and shipping as well as central operations, dropped to -83 million euros (previous year: -70 million euros). Both in the period under review and the 2006 reference period, earnings were affected by a variety of special factors. Adjusted for these effects, earnings by the continuing operations totalled -267 million euros (previous year: -171 million euros).

Prospects

Bookings for the 2007 summer season

Core business tourism saw an overall positive start to the 2007 financial year. At Group level, bookings for the 2006/2007 winter season, which ended in April, rose by 8.5 per cent in terms of customer numbers and 4.9 per cent in terms of booked turnover. Overall, bookings for the 2007 summer season have started off well. At Group level, customer numbers are currently 6.9 per cent up year-on-year, with booked turnover up 3.6 per cent year-on-year. An even more positive trend is emerging in Germany, where the number of customers is 10.1 per cent up year-on-year while booked turnover for the 2007 summer season is currently 5.6 per cent up year-on-year. The difficult source market France currently shows an initial recovery of business and sound price levels. With a slight increase in customer numbers year-on-year (+1.4 per cent), booked turnover is currently up 4.6 per cent.

Overall, source market Western Europe is showing year-on-year growth both in turnover and in terms of customer volume for the summer of 2007. In the Northern Europe sector, the current bookings situation reflects the difficult market environment in the UK. Customer numbers in the UK have risen year-on-year (+1.9 per cent) but booked turnover is currently 6.8 per cent down year-on-year. The Nordic countries, in contrast, show a positive trend. Customer numbers are 6.5 per cent up year-on-year for the 2007 summer season, with booked turnover up 9.0 per cent year-on-year.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

With regards to underlying earnings (EBITA) by the tourism division, an uneven trend is emerging for the 2007 financial year. The tour operator business in source market Central Europe shows a positive trend. However, an opposite effect is caused by start-up costs for the realignment of flight operations under the new brand TUIfly.com. The Northern Europe sector will not be able to fully reproduce the very good performance of 2006, despite a persistently positive trend in the Nordic countries. Earnings by the sector will be impacted by the difficult market environment in the UK. For the Western Europe sector, earnings are expected to grow overall. This will reflect the visible recovery of the French market. Earnings by the destinations sector are expected to rise, with the hotel companies playing a key role in achieving this growth.

The current development and earnings situation in the shipping division is primarily characterised by a year-on-year decline in freight rates in almost all trade lanes. Initial recovery trends are expected for the second quarter of 2007. Positive operating profit contributions are therefore expected again for the second half of 2007. The overall development of the shipping division will depend not only on the development of freight rates during the important summer period but also on the future development of costs, for example for land-based transportation and shipping bunker costs. The expected recovery of freight rate levels in the course of the year is expected to go hand in hand with a corresponding upswing in turnover.

Earnings by central operations will fall slightly short of 2006 levels due to special effects included in 2006 figures.

Overall, the Group expects slight turnover growth for its continuing operations (tourism, shipping, central operations). However, due to the announced merger of TUI AG's tourism division - excluding the hotel companies jointly operated under TUI Hotels & Resorts - with the British First Choice Holidays PLC, an assessment of the earnings trend cannot be provided at this point in time.

Detailed development of divisions

Tourism

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

In the first quarter of 2007, four million customers selected tourism products of the TUI Group, an increase of 7.2 per cent year-on-year (3.73 million). At 2.6 billion euros, turnover by the tourism division was 3.1 per cent up year-on-year (2.5 billion euros). In the 2006 reference quarter, 'Other tourism' still comprised turnover of the divested business travel activities on a pro rata basis. Adjusted for 'Other tourism', the tourism division posted turnover growth of 5.8 per cent in the first quarter of 2007. Earnings were negative for seasonal reasons. Another factor to be taken into account was the fact that earnings in the first quarter of 2006 comprised one-off income of 144 million euros from the divestment of the business travel activities. Adjusted for the special effects, earnings declined by 5.1 per cent to -227 million euros year-on-year (-216 million euros).

The **Central Europe** sector (Germany, Austria, Switzerland as well as airline TUIfly.com) reported business growth compared with 2006. Customer numbers rose by 11.7 per cent to 1.91 million (previous year: 1.71 million). Turnover grew by 8.8 per cent to 984 million euros (previous year: 905 million euros). Underlying earnings by the Central Europe sector also rose by 8.8 per cent to -93 million euros (previous year: -102 million euros). The overall positive business trend in source market Germany was slightly curbed by additional expenses for the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express into the new brand TUIfly.com. In the first quarter of 2007, the integration resulted in one-off expenses of 5 million euros.

The **Northern Europe** sector (UK, Ireland, Nordic countries and airlines Thomsonfly [charter and scheduled flights] and TUIfly Nordic) showed an overall difficult trend in the first quarter of 2007.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Customer numbers rose by 5.8 per cent to 1.28 million (previous year: 1.21 million); however, this growth was primarily driven by Thomsonfly's expansion in the seat-only business. Turnover thus did not reflect this trend, rising by 2.4 per cent to 937 million euros (previous year: 915 million euros). At -117 million euros, underlying earnings by the Northern Europe sector dropped considerably year-on-year (-92 million euros). Earnings were impacted by source market UK, which failed to meet the previous year's earnings level due to a weak market environment. In Ireland, 2006 earnings levels were matched. The Nordic countries, in contrast, managed to continue the positive trend of previous quarters and again increased their profit contribution.

In the **Western Europe** sector (France, the Netherlands, Belgium, as well as airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), the number of customers was 0.81 million, matching 2006 levels (0.81 million). At the same time, turnover grew by 5.2 per cent to 553 million euros (previous year: 526 million euros). Source markets France and Belgium achieved year-on-year growth in turnover. In the Netherlands, turnover dropped below the 2006 reference level due to the divestment of the specialist tour operators in the second quarter of 2006. At -32 million euros, underlying earnings by the Western Europe sector were down year-on-year (-25 million euros).

In the **Destinations** sector (incoming agencies and hotel companies), the hotel companies played a key role. The RIU Group, in particular, posted a significant increase in earnings year-on-year. Turnover grew by 14.4 per cent to 116 million euros (previous year: 101 million euros). In the first quarter of 2007, earnings by the sector climbed substantially by 150 per cent to 15 million euros (previous year: 6 million euros).

The **Other tourism** sector still comprised the business travel activities of the TQ3 Group and the IT services companies of TUI InfoTec in 2006. In the course of the 2006 financial year, one of these operations was completely divested, with a majority shareholding in the other one sold in 2006.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Shipping

The shipping division (container and cruise business) posted turnover of 1.5 billion euros in the first quarter of 2007, down 8.5 per cent year-on-year (1.64 billion euros). The decline resulted from a reduction in freight rates in almost all trade lanes for container shipping and from a considerable weakening of the US dollar against the euro. At 141 million euros, earnings by the shipping division were significantly up year-on-year (-25 million euros). Adjusted for the one-off effects of divestments in the first quarter of 2007 and one-off expenses for the integration of CP Ships, earnings totalled -53 million euros (previous year: 22 million euros).

At around 1.45 billion euros and minus 8.8 per cent, the container business accounted for the bulk of turnover by the division. Transport volume grew by 9.9 per cent year-on-year to a total of 1,315 million standard containers (TEU), with all trade lanes reporting growth, albeit at different levels. On the other hand, freight rates declined in almost all trade lanes with the exception of the Far East trade lane. Freight rates dropped by 8.2 per cent on average for all trade lanes.

Hapag-Lloyd Kreuzfahrten recorded an overall positive business trend in the first quarter of 2007. The segment achieved turnover of 50 million euros, up 2.9 per cent year-on-year (49 million euros). Earnings declined slightly to 3 million euros (previous year: 4 million euros) due to higher operating costs.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Turnover by divisions

€ million	Q1 2007	Q1 2006	Var. %
Tourism	2,589.5	2,510.6	+ 3.1
Central Europe	984.1	904.9	+ 8.8
Northern Europe	936.5	914.7	+ 2.4
Western Europe	553.0	525.9	+ 5.2
Destinations	115.9	101.3	+ 14.4
Other tourism	–	63.8	–
Shipping	1,500.3	1,639.6	- 8.5
Central operations	4.3	50.2	- 91.4
Continuing operations	**4,094.1**	**4,200.4**	**- 2.5**
Discontinuing operations	**-**	**278.0**	**-**
Turnover by divisions	**4,094.1**	**4,478.4**	**- 8.6**

Earnings by divisions (EBITA)

€ million	Q1 2007	Q1 2006	Var. %	Q1 2007 Underlying	Q1 2006 Underlying	Var. %
Tourism	- 237	- 83	- 185.5	- 227	- 216	- 5.1
Central Europe	- 98	- 102	+ 3.9	- 93	- 102	+ 8.8
Northern Europe	- 119	- 92	- 29.3	- 117	- 92	- 27.2
Western Europe	- 35	- 36	+ 2.8	- 32	- 25	- 28.0
Destinations	15	6	+ 150.0	15	6	+ 150.0
Other tourism	–	141	–	–	- 3	–
Shipping	141	- 25	n. m.	- 53	22	n. m.
Central operations	13	38	- 65.8	13	23	- 43.5
Continuing operations	**- 83**	**- 70**	**- 18.6**	**- 267**	**- 171**	**- 56.1**
Discontinuing operations	**–**	**25**	**–**	**–**	**20**	**–**
Earnings by divisions (EBITA)	**- 83**	**- 45**	**- 84.4**	**- 267**	**- 151**	**- 76.8**

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Condensed profit and loss statement of the TUI Group for the period from 1 January to 31 March

€ million	Q1 2007	Q1 2006
Turnover	4,094.1	4,200.4
Other income	326.1	308.0
Changes in inventories and other own work capitalised	+ 2.4	+ 4.2
Cost of material and purchased services	3,282.0	3,199.2
Personnel costs	538.7	613.4
Depreciation and amortisation	156.7	169.3
Impairment	–	1.1
Other expenses	559.7	628.7
Financial income	63.1	70.0
Financial expenses	95.8	104.5
Result from companies measured at equity	+ 7.1	+ 5.0
Earnings before taxes on income	**- 140.1**	**- 128.6**
Income taxes	- 34.3	- 20.2
Result from continuing operations	**- 105.8**	**- 108.4**
Result from discontinuing operations	0.0	+ 17.5
Group profit/loss	**- 105.8**	**- 90.9**
Group profit/loss attributable to shareholders of TUI AG	- 117.2	- 93.7
Group profit/loss attributable to minority interests	+ 11.4	+ 2.8
Group profit/loss	**- 105.8**	**- 90.9**

Earnings per share

€	Q1 2007	Q1 2006
Basic earnings per share	- 0.47	- 0.38
Diluted earnings per share	- 0.47	- 0.38

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI Aktiengesellschaft

First Choice Holidays PLC
Where leisure travels further

TUI News
Investor Relations

RECEIVED
2007 DEC 17 A 11: 57

Update on proposed Merger of TUI Travel and First Choice Holidays PLC

London/ Hanover 04 May 2007. Following a meeting with the Competition Case Team of the European Commission on 3 May 2007 at which the issue of potential dominance post merger in the Republic of Ireland was raised, TUI AG and First Choice Holidays PLC have agreed to consider specific undertakings to address this issue including the potential sale of one of their Irish businesses.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

As a result of the need for the European Commission to consider these undertakings, the Phase I investigation will now be extended by 10 working days. We, therefore, expect that their decision on whether to clear the proposed merger at Phase I or extend it into a Phase II investigation will be announced on or before 4 June 2007. TUI AG and First Choice remain confident that the proposed merger will be cleared by the European Commission.

Enquiries:

TUI AG

Bjorn Beroleit, Head of Investor Relations | Tel +49 5 11 566 1310

First Choice Holidays PLC

Paul Bowtell, Group Finance Director | Tel: +44 1293 588 036

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/0405_all_4_ships.html

"All4ships" casts off TUI incoming agencies combine cruise services under a new masterbrand

Hannover, May 4, 2007

TUI, Europe's leading tourism group, has combined its services for cruise handling in the destinations under the new masterbrand "all4ships". 23 incoming agencies in 30 countries now present a collective face as a global network that offers broad coverage in the globally booming cruise market.

"We have created the new all4ships brand to achieve a clear market presence as a global organisation of professional and experienced incoming agencies in the cruise handling segment," says Bea Eering, responsible for all4ships in the destination management department of TUI AG. The offerings are aimed at shipping companies and tour operators, and above all cover cruise services such country excursions, supporting programmes and transfers as well as inbound and outbound journeys, and this in over 200 seaports and 50 inland ports worldwide.

By introducing the new masterbrand, TUI is responding to the undiminished, posi-tive development of the cruise market. By 2010, the industry expects 4.5 million passengers in Europe alone, while the market had already grown from 2.6 million to 3.2 million cruise guests between the years 2003 and 2005.

Info: Whether a tour through the fishing village of San Andres in Spain, adventur-ous photo safaris in South Africa or an expedition to the lively bazaars of Istanbul in Turkey: a colourful and varied mix of daytime and evening activities awaits the cruise passengers of the customers of all4ships. Incoming agencies that have joined the new brand are located in Africa, Mexico, the Caribbean as well as numerous countries in Asia and around the Mediterranean. More information is available from www.all4ships.com.

1.655 characters

TUI tourism division and First Choice join forces

Creation of one of the world's leading travel group / TUI Travel PLC to be based in the UK / TUI AG majority shareholder with 51 per cent. / Powerful alliance generating 18 billion euros of revenues with 27 million customers

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover/Hamburg, 19 March 2007. The Boards of TUI AG and the British First Choice Holidays PLC ("First Choice") have today agreed to create a unique leisure travel group which will also be one of the world's most profitable travel companies. TUI AG will merge its tourism division, excluding certain hotel assets with First Choice. The new leisure travel group will be called TUI Travel PLC. TUI Travel PLC will be headquartered in the UK and will seek admittance to trading on the London Stock Exchange. TUI AG will have a majority shareholding with 51 per cent., with existing shareholders of First Choice holding 49 per cent. (calculated on a fully diluted basis). Chief Executive Officer designate of the new company is Peter Long, who is currently Chief Executive of First Choice. As authorised by the Supervisory Board of TUI AG in an extraordinary meeting last night, the executive board has approved the Merger. The merger is subject to approval by the existing shareholders of First Choice and approval by the relevant anti-trust authorities. "We are creating one of the most profitable and efficient tourism groups in the world", said TUI Chief Executive Dr. Michael Frenzel, who will become Chairman of TUI Travel PLC. And he continued: "At just the right time two strong partners are joining forces: TUI Travel PLC is clearly aiming at growth and simultaneously will make good use of the opportunities presented by the ongoing consolidation in the European travel market."

The different strengths of the two partners represent an excellent fit. "TUI is clearly the market leader in traditional beach package holidays. And over the past few years First Choice has successfully expanded in the modular travel segment and in certain niche markets, and in doing so has achieved above average returns. Both partners will benefit from the know how of the other", said Peter Long, current Chief Executive Officer and Chief Executive Officer Designate of TUI Travel PLC.

The travel company being created under the umbrella of TUI Travel PLC will have, on the basis of the composite figures of the 2006 financial year, a revenue of

approximately 18 billion euros (12.1 billion pound Sterling) and EBITA of around 475 million euros (325 million pound Sterling). Last year, approximately 27 million holidaymakers travelled with the tour operators and airlines of TUI Travel PLC (for further information see "Facts about the new TUI Travel PLC").

TUI Travel PLC anticipates an annual synergy potential amounting to approximately 146 million euros (100 million pound Sterling) as a result of the Merger to be fully realised within three years of completion. The majority of the synergy effects will be in the British market and will be achieved for instance by having joint administration, joint fleet and flight planning in the airlines, introducing a common IT infrastructure and a more efficient use of marketing instruments. It is as yet uncertain how many jobs will be lost as a result of the merger. Jobs in Germany will not be directly affected by the merger.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

The formation of TUI Travel PLC is at the right juncture according to Dr. Frenzel. "We have used the past year to do our homework. Many structural and operational measures have been started. Now we are fit for the future", said Dr. Frenzel. The TUI AG Chief Executive emphasized that the new TUI Travel PLC is in a position not only to secure its footprint in a strongly competitive environment but also to extend it. Dr. Frenzel: "By taking this step we are creating room to take positive action and are driving forwards the consolidation of the European tourism business. At the same time this undertaking underlines our intention of pushing forward the two pillar strategy of the TUI Group."

The TUI Travel PLC will be headed by Peter Long as Chief Executive Officer designate. The board will consist of 17 members, including will be Sir Mike Hodgkinson (Non-Executive Deputy Chairman), Peter Rothwell (Deputy Chief Executive), Paul Bowtell (Chief Financial Officer), Will Waggott (Group Commercial Director), Christoph R. Mueller (Aviation Director) and Volker Böttcher (Managing Director Central Europe).

Contact:

TUI Aktiengesellschaft

TUI-News
Investor Relations

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

TUI
Aktiengesellschaft

Ad-hoc statement

TUI AG
Karl-Wiechert-Allee 4
30625 Hannover

Phone +49(0)511 566-0
Fax +49(0)511 566-1901
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Ad-hoc-statement in accordance with Section 15 of the German Securities Trading Act (WpHG - German Stock Exchange Act)

Merger of TUI AG tourism division and First Choice Holidays PLC to create one of the world's leading travel groups

Hanover, 19 March 2007. The Boards of TUI AG and First Choice Holidays PLC ("First Choice") have today agreed to merge the tourism division of TUI AG excluding certain hotel assets, and First Choice. The merger will create a new leisure travel group called TUI Travel PLC. The new company will be headquartered in the United Kingdom and will seek admittance to trading on the London Stock Exchange.

The Merger will be effected through the acquisition, by TUI Travel PLC, of First Choice and TUI's tourism division, excluding certain hotel assets. The new company will also assume 875 million euros of net financial debt from TUI AG, including all pensions liabilities currently associated with TUI Travel. First Choice will be acquired by means of a scheme of arrangement, as per British legislation.

After completion of the merger TUI AG will hold a 51 per cent. stake in TUI Travel PLC, with existing First Choice shareholders holding 49 per cent. (calculated on a fully diluted basis). TUI Travel PLC will be fully consolidated into TUI AG's accounts. The merger is expected to complete in the third quarter of 2007.

The Merger is subject to approval by the relevant anti-trust authorities and the shareholders of First Choice. As authorised by the Supervisory Board of TUI AG in an extraordinary meeting last night, the executive board has approved the Merger. Approval of TUI AG shareholders is not required.

Chief Executive Officer designate of the new company is Peter Long, who is currently Chief Executive of First Choice, Dr. Michael Frenzel, currently Chief Executive of TUI AG will become Non-executive Chairman.

The board will consist of 17 members, including Sir Mike Hodgkinson (Deputy Chairman), Peter Rothwell (Deputy Chief Executive Officer), Paul Bowtell (Chief Financial Officer), Will Waggott (Group Commercial Director), Christoph R. Mueller (Aviation Director) and Dr. Volker Böttcher (Managing Director Central Europe).

The travel company being created under the umbrella of TUI Travel PLC will have, on the basis of the composite figures of the 2006 financial year, a revenue of about €18 billion (£12.1 billion) and EBITA of around €475 million (£325 million). Approximately 27 million holidaymakers travelled with the tour operators and airlines of TUI Travel PLC last year.

TUI AG
Karl-Wiechert-Allee 4
30625 Hannover

Phone +49(0)511 566-0
Fax +49(0)511 566-1901
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www.tui-group.com

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TUI Travel PLC anticipates an annual synergy potential amounting to approximately €146 million (£100 million) as a result of the Merger to be fully realised within three years of completion of the Merger. The majority of the synergy effects will be achieved in the British market for instance by having joint administration, joint fleet and flight planning in the airlines, introducing a common IT infrastructure and a more efficient use of marketing instruments. Jobs in Germany will not be directly affected by the merger.

Address:
TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

List of exchanges where stock is listed:
Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart

TUI
Aktiengesellschaft

Ad-hoc statement

TUI AG
Karl-Wiechert-Allee 4
30625 Hannover

Phone +49(0)511 566-0
Fax +49(0)511 566-1901
presse@tui.com
www.tui-group.com

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International security identification number (ISIN):

DE000TUAG000
DE0003659884
DE0002913894
XS0191794782
XS0191795672
XS0195307367
DE000TUAG059
XS0237431837
XS0237433700
XS0237435317
XS0237436711

End of the ad-hoc-statement

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI
Aktiengesellschaft

Press Release
Group Communications

TUI increases its underlying operating tourism earnings by 9.5per cent in 2006 / Slightly positive underlying operating earnings in shipping/ Group profit dominated by one-off effects and high depreciation / Net debt considerably reduced / Booked sales for the 2007 summer season currently at 4.7 per cent above previous year

TUI AG
Karl-Wiechert-Allee 4
30625 Hannover

Phone +49(0)511 566-0
Fax +49(0)511 566-1901
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www.tui-group.com

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Hanover/Hamburg, 19 March 2007. TUI AG, Europe's leading tourism and shipping company, closed fiscal year 2006 with a considerable increase of the underlying operating earnings in its tourism division. The tourism result improved by 9.5 per cent to 401 million euros (366 million euros in the previous year) after adjustment for special influences (underlying divisions EBITA). In the tourism division, the company posted about 14.1 billion euros in sales for 2006. This figure matches the previous year's level. The shipping division increased its sales by 63.1 per cent to 6.3 billion euros. This increase was primarily caused by first-time inclusion of CP Ships for the entire year. The division's underlying result was still slightly positive at 8 million euros yet still fell considerably short of the comparable figure for the previous year (322 million euros). Decreased freight rates owing to cyclical development as well as markedly increased costs for bunker fuel and landside logistics primarily caused this financial result.

The group reported an overall increase of 6.6 per cent in sales to 20.9 billion euros (19.6 billion euros in the previous year) for its divisions. This figure covers the central operations unit and the discontinued operations in addition to the core business segments, i.e. tourism and shipping. The divisions' underlying profit, adjusted by special items, was 369 billion euros (707 million euros in the previous year), and was therefore considerably below the comparable figure for the previous year.

The 2006 annual results for the group were considerably below the previous year's figures. Financial results as shown in the balance sheet were burdened by expenses for restructuring measures and by required depreciations on goodwill in the tourism division to the amount of 710 million euros. Moreover, non-scheduled depreciations on intangible and tangible assets to the amount of 54 million euros were required.

The total sum of non-scheduled depreciation in fiscal year 2006 therefore amounted to 764 million euros. Taking into account the tax expenses the results for the group amount to a loss of 847 million euros.

Tourism continued its positive development from the previous years, especially in the **Central Europe sector**. The unit's underlying operating earnings, adjusted by 26 million euros in restructuring expenses, improved 74.7 per cent to 115 million euros (previous year 66 million euros). The reported result at 90 million euros was 35.8 per cent above the previous year's level (66 million euros).

TUI AG
Karl-Wiechert-Allee 4
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Despite difficult market conditions in the U.K. and Ireland the earnings in the Northern Europe source market, adjusted for restructuring costs, saw an increase. At a slight decline in sales the **Northern Europe sector** obtained underlying results of 135 million euros (previous year: 114 million euros). Including restructuring expenses the result stands at 81 million euros (previous year: 103 million euros).

The development of the **Western Europe sector** has not turned out satisfactory. The unit's result worsened compared with the previous year, with burdens resulting from the weakness of the French market. The division's underlying EBITA, after adjustments for special items, was -26 million euros, which is considerably below the comparable figure for the previous year (-0.7 million euros). Taking into account extraordinary effects from restructuring measures the result stands at -54 million euros (-3 million euros in the previous year).

In the **Destinations sector** the incoming agencies and the hotel sector succeeded in increasing sales compared with the previous year. The 173 million euros underlying division EBITA attained the previous year's high level. With 136 million euros, the result as shown in the balance sheet is falling below the previous year's figure (185 million euros) owing to special depreciations.

The development in **shipping** was characterized, on the one hand, by integration and first-time annual reporting of CP Ships and, on the other hand, by the declining development among freight rates.

Moreover, increased costs for bunker fuel, for landside logistics and an increase in charter rates for vessels had a negative impact on profit. Sales in the shipping division increased by 63.1 per cent to 6.3 billion euros in 2006 due to the integration of CP Ships for the entire year. The underlying result was slightly positive at 8 million euros (322 million euros in the previous year), when adjusted by expenses in conjunction with integrating CP Ships. The reported operating result at -106 million euros, as caused by the aforementioned factors, was considerably below the previous year's figure (319 million euros).

TUI AG
Karl-Wiechert-Allee 4
30625 Hannover

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The group's debt situation evidences a positive development. Debt was reduced by 600 million euros compared with the previous year to about 3.2 billion euros due to divestments performed in 2006.

Outlook

Tourism

The current status of bookings is very good in most source markets. For the 2007 summer season starting in April the number of guests is currently 7.2 per cent over the previous year for the global TUI Group. Booked sales have increased by 4.7 per cent, and they are likewise considerably above the previous year's level. TUI is even closing out the winter season with a solid plus on its books. Winter sales throughout the group in the tourist sector are 5.4 per cent higher, and the number of guests 9.0 per cent higher compared with the same period last year. Both figures are ahead of current market growth.

TUI is expecting a positive development for the current fiscal year in various tourism sectors. We are generally expecting rising sales, especially in the Central Europe sector, to accompany our consistent expansion of the growth segment of modular trips and expansion of innovative products in the package tour market. Consequently, TUI aims at sales growth of up to 15 billion euros in tourism for fiscal year 2007.

It is assumed, in terms of the development of bookings, that the Central Europe sector can achieve the good results from the previous year, supported by accelerated expansion of new business segments.

TUI believes that restructuring programs, which commenced in the U.K. at a time of a declining market in the previous year, will have a stabilising impact on the development of financial results for the Northern Europe sector, with positive results most likely expected in the Nordic countries.

The market environment in France, which has been difficult thus far, is expected to improve in the course of the current fiscal year. TUI plans for a generally positive contribution to financial results in the Western Europe sector. It is also anticipated that profits in the Destinations sector will rise, which may substantially result from profitable growth in the hotel sector.

TUI AG
Karl-Wiechert-Allee 4
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TUI has moreover instituted strategic initiatives that are aimed at increasing the financial results in the tourism division in a sustainable way. These initiatives are based on structural changes on the tourism market. The measures were announced in December 2006, and to a large extent restructuring costs have already been implemented in the accounts for 2006.

TUI is reckoning with operating earnings somewhere between 450 million and 550 million euros for 2008 in the tourism division in consideration of the profit margin risk caused by intensified competition and high prices for raw materials and kerosene.

Shipping

TUI is reckoning with an 8 to 9 per cent increase in shipped quantities in the container shipping division for 2007 and 2008 within the scope of anticipated market growth. The group is assuming that freight rates will develop differently on a regional basis. They are expected to show a slow positive development in the second half of 2007. A further increase in freight rates is expected for 2008. TUI is assuming, based on the expected developments of shipped quantities and freight rates that sales in the shipping division will rise to up to 7 billion euros in fiscal year 2007.

Financial results in the shipping division shall remain encumbered during the first half of 2007. Dominated by the realisation of synergies from the process of integrating CP Ships, which has been completed at the operational level, a significantly positive contribution to the 2007 financial results is expected, even in case of freight rates remaining low. The full synergy potential of about 220 million euros from integrating CP Ships shall be achieved in fiscal year 2008. Influenced by an anticipated growth in quantities and recovery of the freight rate level, TUI is expecting an operating profit in the range between 400 million and 500 million euros for shipping in 2008.

TUI AG
Investor Relations
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30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
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Group

TUI is reckoning with an increase of group turnover to up to 22 billion euros for fiscal year 2007 against the backdrop of the anticipated positive development in the tourism and shipping divisions. Markedly improved results in both divisions shall yield again a positive result for the Group.

Detailed Breakdown of the Divisions' Development

Tourism

The **Central Europe sector** (Germany, Austria, Switzerland and the Hapag-Lloyd Flug and Hapag-Lloyd Express airline companies) reported a 2.5 per cent increase in the number of guests in fiscal year 2006 to 10.5 million (10.3 million in the previous year). Sales increased slightly by 0.9 per cent and amounted to 5.8 billion euros (5.75 billion euros in the previous year). The underlying result at 115 million euros, adjusted by 26 million euros for restructuring expenses caused by the program for increasing efficiency on the German market, was 74.7 per cent above the comparable figure for the previous year. Reported earnings improved by 35.8 per cent to 90 million euros (66 million euros in the previous year). The sector's overall positive development was influenced by a considerable improvement in the operating earnings from flight operations, which contain 24 million euros in income for sale-and-lease-back contracts (18 million euros in the previous year). TUI tour operators were able to increase passenger numbers although the market and competitive situation was generally difficult in Germany during the period under review.

Improved price quality could be achieved on the market, compared with the previous year, by means of an optimised capacity policy and a rise in the number of travellers who increasingly booked early.

The number of guests in the **Northern Europe sector** (U.K., Ireland, Nordic countries and the Thomsonfly [charter and scheduled route] and TUIfly Nordic airlines) increased by 2.1 per cent to 7 million (6.9 million in the previous year) despite a difficult market environment. However, sales failed to reflect this development and with 4.8 billion euros fell minimally below the previous year's figure (4.81 billion euros). Within this context, the unit reported declining sales in the U.K. and Ireland and an ability to continue to expand business volume in the Nordic countries. The sector's underlying result was 135 million euros, when adjusted by special items, which translates into and increase of 19.1 per cent compared with the previous year. The special items included posting 50 million euros in restructuring expenses and a single 5 million euros one-off charge for conversion of IT services at Thomsonfly. Including the aforementioned items reported earnings at 81 million euros were considerably below the previous year's figure (103 million euros).

TUI AG
Investor Relations
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30625 Hannover

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In fiscal year 2006, 4.39 million passengers travelled with tour operators in the **Western Europe sector** (France, Belgium, The Netherlands and the Corsair, TUI Airlines Belgium, TUI Airlines Nederland airlines). This figure is 0.9 per cent below the previous year's level (4.4 million). Sales increased by 2.2 per cent to 2.82 billion euros (2.75 billion euros in the previous year). The positive development in Belgium and The Netherlands primarily contributed to this development. Sales in The Netherlands reached the previous year's level despite the sale of the specialist tour operator business. Sales in France declined, by contrast, due to market conditions and therefore influenced the sector's financial result. The underlying financial result, adjusted for some special one-off items in France and The Netherlands, was -25 million euros. This result is below the comparable previous year's figure (-0.7 million euros).The reported EBITA for the Western Europe sector was -54 million euros, which is likewise considerably below the previous year's figure (-3 million euros). The French market exclusively caused deterioration of the financial result. Weak demand, over-capacities in the flight sector and an increase in the kerosene price, due to the price of oil, caused margin losses.
Operating business developed positively in Belgium and The Netherlands and both sectors succeeded in increasing the financial result compared with the previous year.

Sales in the **Destinations sector** (incoming agencies and the hotel sector) increased in 2006 by 12.5 per cent to 599 million euros (533 million euros in the previous year). The underlying financial result for the sector was 173 million euros, and it attained the level of the previous year, when adjusted by one-off effects, among others an extraordinary depreciation of hotel facilities in Turkey amounting to 30 million euros. The sector's 136 million euros reported result was considerably below the previous year's figure (185 million euros).

TUI AG
Investor Relations
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www.tui.com

Other Tourism

The activities of this division (business travel, IT services) were sold either entirely (TQ3) or the majority thereof was sold (TUI InfoTec). By virtue of proceeds from asset retirement the division EBITA improved to 140.8 million euros (13.8 million euros in the previous year). Sales of this division, which shall be included for the last time in 2006, decreased to 72.2 million euros (previous year: 251.5 million euros) against the backdrop of divestments carried out.

Shipping

The shipping division (container & cruise business of the Hapag-Lloyd Group) reported sales of 6.3 billion euros in fiscal year 2006 (3.8 billion euros in the previous year). This figure translates into an increase of 63.1 per cent that primarily resulted from completed integration of CP Ships. A comparison of annual figures can therefore only provide limited information. Shipped quantities increased, on a comparable basis, to 5.0 million standard containers (TEU) (4.8 million in the previous year).

An average freight rate of USD 1,430/TEU was earned in 2006, which is 2.7 per cent below the previous year's figure (USD 1,469/TEU). Sales growth in 2006 was offset by higher costs compared with the previous year: bunker costs conditional on the price of oil and costs for landside logistics increased and, along with likewise high charter rates had a negative impact on the financial result. The operating earnings were therefore merely neutral following the high profits in the previous year.

114 million euros in non-recurring expenses moreover arose in the course of restructuring and of integrating CP Ships. The financial result for the shipping division was -106 million euros (322 million euros in the previous year). Container shipping

contributed -114 million euros to this result and Hapag-Lloyd cruises contributed 8 million euros.

Central operations

The financial result of central operations (corporate centre, other income and expenses, property holding companies, residual industrial activities) earned a loss of -85 million euros in 2006. However, this figure is 9.9 per cent better than in the previous year (-94 million euros). Holding costs dropped from 110 million euros to 104 million euros. These costs were offset by earnings from a revaluation of the convertible rights for the 2003 convertible bond, from real property sales as well as the sale of the company Wolf GmbH and one-off expenses.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
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www.tui.com

Discontinued Operations

Sales of discontinued operations amounted to 401 million euros. The financial result of discontinued operations was 30 million euros. TUI no longer has any discontinued operations following the sale of the activities of PNA Steel Trade (PNA Stahlhandel) in the second quarter of 2006.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI AG
Investor Relations
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30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Turnover by divisions

€ million	2006	2005	Var. %
Tourism	14,083.9	14,096.5	- 0.1
Central Europe	5,803.1	5,749.6	+ 0.9
Northern Europe	4,794.4	4,809.2	- 0.3
Western Europe	2,815.2	2,753.7	+ 2.2
Destinations	599.0	532.5	+ 12.5
Other tourism	72.2	251.5	- 71.3
Shipping	6,254.0	3,834.2	+ 63.1
Central operations	176.7	269.6	- 34.5
Continuing operations	**20,514.6**	**18,200.3**	**+ 12.7**
Discontinuing operations	**401.0**	**1,418.3**	**- 71.7**
Turnover by divisions	**20,915.6**	**19,618.6**	**+ 6.6**

Earnings by divisions (EBITA)

€ million	2006	2005	Var. %	2006 Underlying	2005 Underlying	Var. %
Tourism	393.7	365.2	+ 7.8	400.5	365.8	+ 9.5
Central Europe	89.5	65.9	+ 35.8	115.1	65.9	+ 74.7
Northern Europe	81.0	102.9	- 21.3	135.3	113.6	+ 19.1
Western Europe	- 53.7	- 2.6	n. m.	- 25.6	- 0.7	n. m.
Destinations	136.1	185.2	- 26.5	172.7	173.2	- 0.3
Other tourism	140.8	13.8	n. m.	3.0	13.8	- 78.3
Shipping	- 106.2	319.3	n. m.	7.6	322.5	- 97.6
Central operations	- 84.7	- 94.0	+ 9.9	- 69.4	- 91.8	+ 24.4
Continuing operations	**202.8**	**590.5**	**- 65.7**	**338.7**	**596.5**	**- 43.2**
Discontinuing operations	**29.6**	**259.9**	**- 88.6**	**29.8**	**110.6**	**- 73.1**
Earnings by divisions (EBITA)	**232.4**	**850.4**	**- 72.7**	**368.5**	**707.1**	**- 47.9**

Profit and Loss Statement of the TUI Group for the period from 1 January 2006 to 31 December 2006

€ million	2006	2005 restated	Restatement	2005 original
Turnover	20,514.6	18,201.3	–	18,201.3
Other income	749.0	603.8	+ 1.3	602.5
Change in inventories and other own work capitalised	+ 10.7	- 3.2	–	- 3.2
Cost of material and purchased services	15,495.5	12,900.3	–	12,900.3
Personnel costs	2,435.4	2,304.2	–	2,304.2
Depreciation and amortisation	667.4	504.9	- 0.2	505.1
Impairment	763.8	18.3	–	18.3
Other expenses	2,517.4	2,489.5	+ 0.1	2,489.4
Financial income	226.7	185.0	–	185.0
Financial expenses	408.1	421.9	–	421.9
Result from companies measured at equity	+ 50.5	+ 39.1	–	+ 39.1
Earnings before taxes on income	**- 736.1**	**+ 386.9**	**+ 1.4**	**+ 385.5**
Income taxes	+ 127.6	+ 86.8	- 0.1	+ 86.9
Result from continuing operations	**- 863.7**	**+ 300.1**	**+ 1.5**	**+ 298.6**
Result from discontinuing operations	+ 17.1	+ 196.2	–	+ 196.2
Group profit/loss for the year	**- 846.6**	**+ 496.3**	**+ 1.5**	**+ 494.8**
Group profit for the year attributable to shareholders of TUI AG	- 893.3	+ 458.0	+ 1.3	+ 456.7
Group profit for the year attributable to minority interests	+ 46.7	+ 38.3	+ 0.2	+ 38.1
Group profit/loss for the year	**- 846.6**	**+ 496.3**	**+ 1.5**	**+ 494.8**

€	2006	2005 restated	Restatement	2005 original
Basic earnings per share	**- 3.66**	**+ 2.29**	**+ 0.01**	**+ 2.28**
from continuing operations	- 3.73	+ 1.32	+ 0.01	+ 1.31
from discontinuing operations	+ 0.07	+ 0.97	–	+ 0.97
Diluted earnings per share	**- 3.66**	**+ 2.17**	**+ 0.01**	**+ 2.16**
from continuing operations	- 3.73	+ 1.28	+ 0.01	+ 1.27
from discontinuing operations	+ 0.06	+ 0.89	–	+ 0.89

TUI AG
Investor Relations
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30625 Hannover

Telefon +49(0)511 566-1425
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TUI welcomes Hamed El Chiaty as new shareholder

Hanover / Berlin, March 7, 2007. Mr. Hamed El Chiaty has informed us that he exceeded the threshold of 3 % of the voting rights in TUI AG, Hanover, on 7 March 2007 and at this point in time held 3.12 %. The TUI executive board welcomes the fact that Egyptian investor Mr Hamed El Chiaty has become a shareholder of TUI AG. TUI chief executive Dr Michael Frenzel said on the sidelines of the International Tourism Fair (ITB) in Berlin: "This investment in our company is proof of the faith in TUI's growth prospects. We have gained in Mr Hamed El Chiaty a shareholder who has been associated with our company for very many years."

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
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Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/0304_ITB.html

TUI on course for growth in the domestic market / market leader profits particularly from good economic trend Turnover and guest increase above market average / Turkish comeback in summer season 2007

Hanover, March 4, 2007

TUI, Germany's leading tour operator, after a good start to the year 2007 in the domestic market is still on course for growth. As the TUI Germany boss Dr. Volker Böttcher reported shortly before the beginning of the ITB travel trade fair, the number of booked turnover for the summer season 2007 in the German market is currently 5.5 per cent above the comparable values for the previous year. Also in terms of the number of guests booked TUI Germany is on course for growth with a current 6.6 per cent increase in comparison with this period last year.

„Our business is buzzing. On the one hand, our early booking strategy has come off. On the other, as market and quality leader we are profiting particularly at the moment from the good economic trend in Germany. We are currently growing faster than the market", says Böttcher. The positive booking trend is affecting all segments from the classic package holiday to the Mediterranean to self-selected component and wellness holidays, long-haul journeys and city breaks. Among the volume target areas the current strongest growth area – after a quiet year in 2006 – is Turkey. „Within the external framework, Turkey will be celebrating a comeback", says Böttcher.

Classics round the Mediterranean in demand / high growth rate in Turkey

In Turkey, TUI Germany is currently recording a guest increase of 50 per cent in comparison with the 2006 summer season. „Above all, families are rediscovering their love for Turkey and are coming back", says the TUI Germany boss. In the previous year the country had suffered predominantly from the asian flu and the caricature dispute. Böttcher: „Regulars, who appreciate the recent hotel product and the many all-inclusive offers, are booking again." In the 2007 holiday season, German holiday-makers are above all settling for the classical holiday destinations Spain (+1.5 per cent visitor increase), Portugal (+40 per cent visitor increase), Italy (+8 per cent visitor increase) and Greece (+10 per cent visitor increase).

In the most important destination in volume for the Germans, Spain, the current development is still variable. „We are growing strongly in the Canary Islands (+10 per cent visitor increase) and the Spanish mainland (+40 per cent visitor increase). Bookings for Majorca (-5 per cent visitor decrease) are still behind the very good figures for the previous year. „Last year Majorca enjoyed special economic activity because the island benefited from a pronounced weakness in Turkey. Now the holiday-makers are returning to the eastern Mediterranean", says Böttcher. But the TUI Germany boss is working on the assumption that the number of bookings for Majorca will yet rise. TUI is also happy with the bookings situation for the northern African countries of Morocco, Tunisia and Egypt. Bulgaria and the countries in the former

Yugoslavia are still below expectations.

Great demand for long-haul journeys and city breaks
„The German love of long-haul journeys is still unchanged", thus the TUI Germany boss describes another trend for the 2007 holiday season. TUI reacted to this development about a year ago with a holiday brochure offensive. Among other things, the offer of long-haul journeys was significantly increased and all such offers were made flexible, so that the long-haul journeys could be booked either as a package or as a self-selected combination. Apart from that, with the introduction of its sister brand TUI World Discoverer TUI has focussed on this segment in its communications as well. In the Caribbean, Mexico (+40 per cent visitor increase) and Cuba (+24 per cent visitor increase) have recorded vigorous growth. The bookings for the Dominican Republic are on a level with the previous year. In Asia, trips to Thailand (+30 per cent visitor increase), China (+29 per cent visitor increase) and to the Maldives Islands (+12 per cent visitor increase) above all are in great demand. Bookings for Sri Lanka, La Réunion and India are still below the figures for comparable for the previous year. Equally, breaks are following the same trend (+9 per cent visitor increase) .

TUI Germany has also recorded an increase in both the package holiday segment and the modular market. Böttcher: „As an integrated provider, we can offer holiday-makers any service they want: from a completely carefree package to the Mediterranean or to the Caribbean to a single overnight stay in a hotel or a hire car in New Zealand."

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Contact for journalists:
Robin Zimmermann, telephone +49(0)511 5661488

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/0226_amex.html

American Express and TUI enter into cooperation agreement New business travel offer for small and medium-sized firms in Germany

Hanover, February 26, 2007

As from 1 March two strong brands are cooperating in the business travel sector: American Express, a leading provider worldwide in business travel management, and FIRST Business Travel, the business travel sector of TUI Leisure Travel, are entering into partnership to look after small and medium-sized enterprises (SMEs) in Germany. The two companies believe that the combination of American Express's global offer and network and FIRST Business Travel's local presence will yield special added value for customers.

The SMEs segment will continue to grow strongly as far as business travel is concerned. The aim of the new link-up is to quickly penetrate the market. One of the strengths of American Express is the individual and global service it provides to major customers and mid-sized companies. "Through the cooperation with FIRST Business Travel we will now be able to reach the SME segment better in Germany. The personal and professional service and the strong regional presence of our partner will optimally complement the American Express offer," explains Marc Hildebrand, Vice President & General Manager for Central Europe at American Express Business Travel.

In return American Express will be contributing its extensive know-how, its experience and its holistic business concept in the business travel sector along with the tools it deploys such as benchmarking, consulting and a worldwide hotel and hire car programme. For FIRST Business Travel American Express is the ideal partner. "American Express not only has a comprehensive global network but also the strongest global brand. This will enable us to meet the requirements of our branches and franchise partners, says Peter Wittmann, Head of FIRST Business Travel. "Many of our SME customers have international branches and need harmonised solutions for efficient purchasing and cost management," states Wittmann.

The importance of German small and medium-sized enterprises as a growth segment is highlighted by a current study conducted by the German Business Travel Association (VDR). This shows that in 2005 around 150 million business trips were made, of which 84 per cent were by small and medium-sized firms. The total volume of business trips made by SMEs amounted to 38 billion euros, which represents considerable potential for the new partnership between American Express and FIRST Business Travel.

About American Express
American Express Business Travel, a division of travel and finance service provider American Express International, Inc., develops solutions worldwide for optimising travel management at companies. As a global service provider the Business Travel division supports small, mid-sized and internationally active companies across all sectors in the planning, implementation and control of business travel management.

Through innovative travel booking technology, comprehensive advisory services in the development of purchasing strategies and support in negotiations with suppliers and customers American Express Business Travel

provides professional purchasing and mobility management.

With 2,200 travel agencies in more than 140 countries and regions American Express Business Travel has one of the biggest travel agency networks worldwide. In 2006 total sales revenue amounted to 21.8 billion dollars.

About FIRST Business Travel
FIRST Business Travel is the business travel sector of TUI Leisure Travel and pools the expertise of the business travel units for the three brands FIRST Business Services, Hapag-Lloyd Reisebüro and TUI ReiseCenter. FIRST Business Travel offers travel planning, travel organisation, local support, billing and controlling from a single source, in particular to small and medium-sized companies.

TUI Leisure Travel GmbH is a wholly-owned subsidiary of TUI AG, Europe's leading travel group. TUI Leisure Travel pools all the travel activities handled through the company's sales outlets. These include around 980 franchise and cooperation partners as well as around 430 branch offices.

Contact
American Express International, Inc.
Ursula Hellstern
Theodor-Heuss-Allee 112
60486 Frankfurt am Main
Tel.: +49 (69) 97 97 23 32
Fax: +49 (69) 97 97 29 19
E-mail: Ursula Hellstern

FIRST Business Travel
Kuzey Esener
Karl-Wiechert-Allee 4
30625 Hannover
Tel.: +49 (511) 566 1487
Fax: +49 (511) 566 4569
E-mail: Kuzey Esener

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TUI takes first steps of announced divestments

Group sells container terminal and seven container ships

Hanover, 22 February 2007. TUI AG takes already announced measures to reduce capital tied up in the company. The Group has agreed to sell an 80 percent stake in its Canadian container terminal activities of the Montreal Gateway Terminals, which had been acquired with the CP Ships takeover. The buyer is Morgan Stanley's infrastructure investment group, part of the Firm's Investment Management division. In addition to the retained 20 percent stake, Hapag-Lloyd remains a major client of the terminal through a long-term contract. The conclusion of the transaction is expected during the first quarter. The divestment will enable TUI to reduce net debt by around 300 million euros.

TUI AG
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With effect from the end of 2006, the Group has sold seven container ships including a container portfolio from the CP Ships fleet. The buyer is the Swedish leasing company HSH N Nordic Finance AB, a company of HSH Nordbank subsidiary DAL/AGV in Wiesbaden, Germany. HSH Nordbank will finance the deal. The reduction of indebtedness owing to the transaction is around 320 million euros. By means of an Operate-Leasing structure the seven container ships and the container portfolio will be leased to Hapag-Lloyd in a long term agreement. In December 2006 the Group had announced it would release some of the capital tied up in the company so as to reduce its debt.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20070202_Good_Company_Ranking.html

TUI Environmental Management awarded – first place in Europe Winner in the Good Company Ranking 2006 in the Environment category

Hanover, February 2, 2007

TUI AG has been chosen by a jury as having the best environmental management in a European comparison. In the German Manager Magazin's Good Company Ranking 2006 the travel and shipping group took first place in the Environment category. "Whether in travel or shipping, environmental quality is part of our value-creating activity which secures our ability to compete for the long term," says Dr. Peter Engelen, Executive Board Member for Human Resources at TUI AG who is also responsible for Group Environmental Management.

On behalf of the magazine, independent teams of experts and a high-calibre jury, including Professor Klaus Töpfer, examined the 120 companies in Europe with the strongest sales according to strict criteria in respect of society, environment, employees and financial strength. In the overall evaluation TUI achieved 72nd place.

As test winner in the Environment segment TUI AG continues its course of broadly based systematic environmental management and since 18 September 2006 has once again been the only travel company worldwide to be listed in the "Travel and Tourism" sector of the Dow Jones Sustainability Index (World). The Index covers altogether 318 organisations which in their sector represent particular sustainability. TUI is also listed in the main European sustainability indices FTSE4Good, ASPI and Ethibel.

Info: The Good Company Ranking has been conducted on behalf of Manager Magazin, a German monthly magazine for managers, since 2004. The aim is to determine the social policy and social responsibility of companies by assessing individual categories. The criteria for the Environment segment are the company's operational environmental performance, environmental aspects in the value chain, ecological innovations, integration of environmental aspects into business processes and the dialogue with stakeholders.

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Contact:
Kuzey Alexander Esener, phone +49(0)511 566-1487

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20070130_Keppler.html

Roland Keppler takes on responsibility for Flight and New Media in the Central Europe source market

Hanover, January 30, 2007

Roland Keppler (42) takes over with immediate effect responsibility for the Airlines and New Media divisions in the Central Europe source market of TUI. This source market represents the management function for the tourism activities of TUI in the countries Germany, Austria, Switzerland, Poland as well as the Baltic states.

The source market management will in future consist of Dr Volker Böttcher (chairman), Henrik Homann and Roland Keppler. Christoph Müller remains responsible for TUI Airline Management in the executive board of TUI AG and therefore for the overall coordination of the flight division of TUI AG.

Roland Keppler began his professional career, following studies in industrial engineering, in 1992 in the Group Controlling division of the then Preussag AG. This was followed by periods at Preussag Wasser- und Rohrtechnik GmbH, the airline Hapag-Lloyd Flug GmbH and in the central airline management of TUI AG. In 2002, Keppler was appointed Chief Financial Officer (CFO) of the low-cost carrier Hapag-Lloyd Express, where he has been responsible as chairman of the management board since January 2005.

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Press Contacts:
Uwe Kattwinkel, phone +49 (0) 511 / 566 1417
Robin Zimmermann, phone +49 (0) 511 / 566 1488

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/20070125_staff_donation.html

TUI staff donate to "Help-for-hungry-children" TUI executive board hands over cheque for 34,000 euros

Hanover, January 24, 2007

Conjuring up a smile on people's faces - TUI employees based in Hanover certainly achieved more than that. Last year they collected the handsome sum of 34,000 euros with their charitable sponsorship project "Help-for-hungry-children".

Today, Dr Peter Engelen, executive board member of TUI AG, and Henrik Homann, managing director of TUI Deutschland GmbH, handed over the symbolic cheque to Kornelia Rust-Bulmahn, manager of "Help-for-hungry-children". For 12 months TUI employees had collected money with such diverse fundraising events as selling cakes as well as tickets for the Christmas raffle.

"Help-for-hungry-children" is an initiative for supplying support to special schools and institutions in which children suffering from hunger and poverty are looked after. Every year since 1995 TUI has supported a charitable sponsorship project selected in an internal ballot from ideas suggested by employees. Preference is given to officially recognised organisations, foundations and associations from the Hanover region that look after children and youngsters. The employees supported the campaign this year so much that for the first time a project has been reselected: TUI will again be the sponsor supporting the initiative "Help-for-hungry-children".

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Further information on TUI Sponsorship as well as on other charitable projects carried out by TUI are available at http://www.tui-aid.com .

Press Contact:
Kuzey Alexander Esener, phone +49 (0) 511-566 1487

TUIfly.com

New joint airline TUIfly with record number of passengers in 2006 / HLX passenger figures rose by 22 percent in 2006

Hanover, 12 January 2007. Hapag-Lloyd Express (HLX), the low-cost carrier in the TUI Group, can look back on an extremely successful year 2006. The airline, which has merged with its sister company Hapagfly and now operates under the new airline brand TUIfly, increased its passenger figures by 22 percent, carrying a total of 4.4 million passengers on its fleet of 18 aircraft in 2006. The total passenger figure for both TUI airlines in 2006 reached the figure of 11.1 million. Hapagfly, which reduced its fleet by two aircraft last year and therefore offered fewer seats in the market, accounted for 6.7 million of the total figure. With seat load factors of 88 percent (Hapagfly) and 80 percent (HLX), both companies again booked record figures.

"The principal growth sectors last year were once again our connections to city and European destinations, and that is also where we expect to see the greatest growth potential again this year under the TUIfly.com brand," commented Roland Keppler, responsible for sales and marketing at TUIfly, and simultaneously Chairman of the HLX Executive Board. This year, the TUIfly.com fleet of 56 aircraft (summer 2007) is forecast to carry 13.5 million passengers (22 per cent up on 2006). The airline currently flies to 75 destinations in 17 countries, most of which are available from just € 19.99 per person and flight.

IR-Contact:
Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2007/10012007_hannoversponsoring.html

TUI extends sponsoring of football club Hanover 96 by one year
White TUIfly.com logo on red football shirts from next season

Hannover, January 10, 2007

TUI AG is extending its shirt and main sponsorship of German premier league side Hanover 96 by a further year. This is the result of the Group taking out an option to extend the existing contract. With the exception of certain promotional days the shirt advertising design during the second half of this season will not be changed.

From the coming season the home shirt colours will continue to be in the club's red, but the white logo on the shirts will then advertise the new airline brand TUIfly.com.
TUI is using its sponsoring of Hanover 96 to round off its national advertising cam-paign starting on 15 January on TV, radio and in printed media for promoting the new airline brand TUIfly.com.

TUI announced back in December that it intended in the current football season to integrate the new airline brand in its sponsoring activities. The perimeter hoardings were changed before the last home game and now advertise TUIfly.com.

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RECEIVED
2007 DEC 17 A ...

TUI Supervisory Board approves action plan: no demerger of the Group / Resolution to adopt new flight and internet strategy / Entry into the high-volume cruise market / 250 million euro cost-cutting programme / Substantial reduction in central costs / First measures to reduce debt and capital costs

Hanover, 15 December 2006. At yesterday's meeting, the Supervisory Board of TUI AG approved all measures of the Executive Board to achieve further growth, efficiency enhancements and cost reductions. The Supervisory Board supports the Executive Board's decision not to demerge the shipping division at the current market situation.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

The core of the action plan is a growth strategy for TUI's German flight business under the new brand TUIfly.com, the establishment of a new Europe-wide internet portal for flights, the expansion of the hotel business and entry into the high-volume premium cruise segment under the brand TUI Cruises by means of a joint venture with world market leader Carnival. At the same time, a new debt reduction programme totalling around one billion euros has been initiated. In parallel, the first steps have been taken to reduce the amount of capital tied up in flight operations. Frenzel said: "Our action plan clearly aims to significantly improve profitability in the tourism division. We will achieve this objective by means of profitable growth and cost reductions while simultaneously reducing our capital tie-up." On top of the action plan, TUI's CEO announced a cost-cutting programme worth 250 million euros by 2008 for the tourism division and a signficant reduction in corporate centre costs by around one third.

Detailed overview of the measures:

Flight strategy / New brand TUIfly.com

TUI AG has opted for a stand-alone solution for the German market. In future, the airline will operate under the new brand TUIfly.com. "We will pool Hapagfly and Hapag-Lloyd Express (HLX) into the new brand TUIfly.com in order to secure access to the low-cost, internet and modular tour growth markets", explained Frenzel. Currently, growth in the modular segment is largely generated through the airlines' websites, through which some of the hotel and rental car modules are already sold today. Following a capacity increase of five aircraft already announced, the fleet will

operate a total of 56 aircraft in 2007 and expand its seat capacity by around 27 per cent. The airline strategy will be implemented in three stages. With the merger of Hapagfly and HLX and the integration of flight schedules, a crucial basis for future growth has already been created this year. In mid-January 2007, a uniform internet portal will be released under the new brand. As of 2007, the remaining five TUI airlines in Europe will then gradually be marketed under the website TUIfly.com. In 2008, all existing airlines will gradually be rebranded to the new airline brand TUIfly.com. "Our consistent branding will facilitate considerable efficiency increases in the use of marketing resources and will boost our sales opportunities", said Frenzel. Carrying passengers from the holiday destinations to TUI's source markets, in particular, is a business that can still be expanded. With TUIfly.com, a European brand, it will be easier to address customers. At the same time, the new brand TUIfly.com will be an essential element of TUI's new internet strategy.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Overall, the new airline strategy will create an earnings effect of around 60 million euros by 2008.

In order to secure its future airline business, TUI has placed a fleet renewal order with Boeing for 41 aircraft valued at US$ 3.64 billion. The aircraft will be delivered as of 2010 and will replace aircraft required in the period 2010 to 2013 without increasing overall capacity. (→ "Reduction in debt and capital employed", page 5).

The new aircraft will replace leased aircraft currently operated in all source markets. Most of the aircraft will be financed through off-balance financing schemes.

The above commitment is in addition to an existing order backlog with Boeing of 24 narrow-body aircraft, bringing TUI's total order backlog with Boeing to 65 aircraft.

Internet strategy

TUI is planning to significantly increase its internet-based sales of tours in the years to come. The Group already generates around 18 per cent of its overall turnover on the web. "We are pursuing a clear objective: on an average we are planning to grow 50 per cent in the internet segment in the respective source markets within the next three years", said TUI CEO Michael Frenzel. Web-induced sales would then account

for more than 25 per cent of total turnover (currently 18 per cent / approx. 2.2 billion euros). However, TUI's CEO pointed out that travel agencies will remain the key distribution channel in Germany. The new airline brand TUIfly.com will be expanded to form an international travel platform for all of Europe. "We are developing a new, yellow TUI travel world with primarily price-aggressive modular offerings, complementing our classical blue travel world", explained Frenzel.

The new internet strategy is expected to create an earnings potential of around 70 million euros by 2008 for the Group.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

TUI Cruises

With the entry into the high-volume premium cruise segment in the German cruise market, TUI will secure an additional growth perspective. TUI is already represented in the luxury segment with the Hapag-Lloyd Kreuzfahrten brand and operates a small fleet under the Thomson Cruises brand in the budget segment in the UK. "We are now planning to close a gap in the high-volume premium segment with TUI Cruises", said Frenzel. This segment accounts for around 30 per cent of the overall cruise market in Germany and, moreover, shows the strongest growth.

In order to enter this market, TUI is planning to engage in a partnership with Carnival Corporation & PLC, the world market leader in cruises. TUI will gradually acquire up to 25 per cent of a joint venture to be founded. Carnival will bring its German AIDA operations into the company. In the framework of the partnership, a separate product line TUI Cruises will then be established. The first TUI ship will be delivered in 2010 and will have a capacity of 3,000 beds. TUI CEO Frenzel said: "This way, we will benefit from growth in this market at reasonable risk and employment of capital." A corresponding letter of intent has been signed.

Expansion of hotel business

A highly competitive hotel sector is of key strategic importance to TUI. "Both for package tours and modular tours, hotels are the crucial factor determining customers' satisfaction with their holiday trip and thus are the key to success in terms of customer loyalty", explained TUI's CEO. For this reason, TUI engaged in selective investments in cooperation with its hotel partners in the past and will continue to do

so in future. The investments made in the last few years are expected to create an earnings effect of around 60 million euros. By 2008, 26 new hotels with a total capacity of around 20,000 beds will be added to the portfolio.

Cost-cutting programme in tourism

Against the background of a constantly changing market and persistently strong competitive pressure, TUI has been forced to further reduce costs in the tourism division. Alongside the classical package tour market, a new modular travel market is developing with different distribution, cost and margin structures. Future growth will primarily be created in the modular travel segment. "However, gross margins are considerably lower in this segment compared with package tours. Without further growth and an adjustment of our cost structures, we would risk our market position", said Frenzel. According to Frenzel, the TUI Group currently generates better margins and leverages economies of scale in competing with classical online travel portals. "We therefore have to get fit for the future now, from a position of strength. Improvements in our cost structure in combination with profitable growth in new and existing business segments are the only way to ensure our future strength", said Frenzel.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Overall, TUI is planning to implement cost savings of around 250 million euros by 2008, including savings of 150 million euros in cost of materials and around 100 million euros in personnel costs. This also includes cutting around 3,600 jobs in the tourism division by 2008. At 2,600 jobs, the UK will be most strongly affected by the job cuts since market changes are far more dramatic in the UK compared with Central Europe. In Germany, around 400 jobs will be affected. The job reductions will largely be effected in a socially compatible manner. Discussions with employee representatives will soon be initiated. The anticipated restructuring costs of 140 million euros will be carried in the balance sheet for the current financial year 2006.

TUI CEO Frenzel pointed out that alongside the job cuts more than 3,300 new jobs will be created in certain segments by 2008, including several hundred new jobs in Germany.

Reduction in central costs

On top of cost cutting measures in tourism, the cost of materials and personnel costs for TUI AG's corporate centre function will also be reduced. The aim is to cut corporate centre costs from currently 112 million euros to 70 to 80 million euros by 2008, a reduction of around one third.

Merger of TUI AG and TUI Deutschland GmbH

Further efficiency enhancements will result from the integration of TUI AG and TUI Deutschland GmbH in a single joint organisation. In future, the classical holding functions, the central functions of the tourism division and the operative business in source market Germany will be pooled in the new TUI AG. The merger is not planned to result in any job losses.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Reduction in debt and capital employed

In parallel to the action plan for efficiency enhancements, TUI has launched a new programme for a further reduction in net debt and a related reduction in capital tied up in the Group. For shipping, it was decided to sell a harbour terminal in Montréal, Canada, and to sell several smaller ships owned by CP Ships. Some of them have already been chartered out to third parties. In addition, the divestment of real estate not required for operating purposes has been planned. Overall, this will result in a cash potential of around one billion euros. For 2008,
TUI thus expects net debt to stand at around 2.5 billion euros. Additional potential to reduce net debt will result from operating cash flow.

Moreover, the TUI AG Supervisory Board has authorised the Executive Board to prepare the annual financial statements for 2006 on the assumption that a dividend will not be paid. Servicing of the Group's hybrid bond will not be affected. For the 2007 financial year dividends are assumed to be paid again.

A reduction in capital employed has also been planned for the tourism division. TUI is currently analysing the establishment of a leasing company, in which TUI would hold a minority shareholding. Should the company be established, aircraft currently owned by the Group could be transferred to the leasing company. At the same time, the

company to be established would be able to acquire new aircraft. The relevant details still have to be worked out.

Specification of the medium-term profit target

Despite the currently difficult market situation in shipping and tourism, TUI is aiming to achieve a substantial improvement in earnings in the medium term. The divisions' medium-term performance targets have been defined more specifically. Due to the persistent pressure on margins in tourism, the Executive Board considers earnings of 450 to 550 million euros to be realistic for 2008. As Frenzel pointed out: "The reduction in capital tie-up, however, will also significantly increase our profitability." Earnings in the shipping division will be boosted significantly by the non-recurrence of the integration costs and the synergies taking effect. In combination with considerable volume growth, TUI is aiming to generate an earnings level of 400 to 500 million euros. "Depending on the development of freight rates, the earnings potential may considerably exceed 600 million euros in subsequent years if worldwide economic growth continues", said Frenzel.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

In the tourism division, the Executive Board considers it probable that a restatement of goodwill may be required due to the changes in earnings expectations.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061214_adhoc.html

Disclosure pursuant to section 15 WpHG (German Securities Trading Act) TUI AG:

Hannover, December 14, 2006

Against the background of the deterioration in earnings in 2006, in particular in the shipping division, TUI AG announces:

The Supervisory Board of TUI AG has approved the plan submitted by the Executive Board for the next few years and in this context also approved a comprehensive action plan to improve earnings in tourism. Besides measures for further growth in the airline, internet and hotel businesses, a comprehensive cost-cutting programme totalling 250 million euros by 2008 was resolved. The cost of materials will be cut by around 150 million euros, with personnel costs reduced by around 100 million euros. The plan also includes cutting around 3,600 jobs in the tourism division. The expected restructuring costs of 140 million euros will be carried in the balance sheet for 2006 to the largest extent possible.

Against the background of the currently difficult market situation in particular in the shipping division, TUI has specified its medium-term profit targets. In the shipping division, a considerable improvement in earnings is expected due to the non-recurrence of the integration costs and the onset of the synergy effects. In combination with notable volume growth, an earnings level of 400 to 500 million euros is planned for 2008. Due to the persistent pressure on margins in tourism, the Executive Board considers earnings of 450 to 550 million euros in 2008 as realistic. In the tourism division, the Executive Board considers it probable that a restatement of goodwill may be required due to the changes in earnings expectations.

At the same time, TUI has launched a new programme for a further reduction in debt and an associated reduction in capital tied up in the Group. For the shipping division, the decision was taken to sell a harbour terminal in Montréal, Canada, and several small ships owned by CP Ships, some of which have been chartered out. In addition, the divestment of real estate not required for operative purposes has been planned. The total cash potential resulting from these measures is around one billion euros. For 2008, TUI thus expects net debt of around 2.5 billion euros. Additional debt reduction potential will result from the cash flow from operating activities.

Moreover, the TUI AG Supervisory Board has authorised the Executive Board to prepare the annual financial statements for 2006 on the assumption that a dividend will not be paid. Servicing of the Group's hybrid bond will not be affected. For the 2007 financial year, a significant improvement of Group earnings is expected and in this regard dividends are assumed to be paid again.

Further details concerning the resolutions adopted at the Supervisory Board meeting will be announced on Friday, 15

December 2006, 10:00 a.m. (CET).

Address:
TUI AG
Karl-Wiechert-Allee 4
D-30625 Hanover

List of stock exchanges at which the shares are listed:
Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart

International Securities Identification Numbers (ISIN):
DE000TUAG000
DE0002913894
XS0191794782
XS0191795672
XS0195307367
DE000TUAG059
XS0237431837
XS0237433700
XS0237435317
XS0237436711

End of the ad hoc announcement.

Issuer's information and explanations concerning this ad hoc announcement:

To the extent to which this announcement includes forecasts or expectations or our statements relate to future developments, these statements may involve known and unknown risks and uncertainties. Actual developments and results may therefore differ substantially from the expectations and assumptions made. The development of financial markets and exchange rates as well as amendments to national and international legislation, in particular concerning tax regulations, may also have an impact. Apart from legal requirements, the company does not undertake an obligation to update any forward-looking statements.

For further information please contact:
Björn Beroleit, phone +49(0)511 566-1310
Nicola Gehrt, phone +49(0)511 566-1435

Ad-hoc announcement according to § 15 WpHG (German Stock Trading Law)

Hanover, 14 December 2006. Against the background of the deterioration in earnings in 2006, in particular in the shipping division, TUI AG announces:

The Supervisory Board of TUI AG has approved the plan submitted by the Executive Board for the next few years and in this context also approved a comprehensive action plan to improve earnings in tourism. Besides measures for further growth in the airline, internet and hotel businesses, a comprehensive cost-cutting programme totalling 250 million euros by 2008 was resolved. The cost of materials will be cut by around 150 million euros, with personnel costs reduced by around 100 million euros. The plan also includes cutting around 3,600 jobs in the tourism division. The expected restructuring costs of 140 million euros will be carried in the balance sheet for 2006 to the largest extent possible.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Against the background of the currently difficult market situation in particular in the shipping division, TUI has specified its medium-term profit targets. In the shipping division, a considerable improvement in earnings is expected due to the non-recurrence of the integration costs and the onset of the synergy effects. In combination with notable volume growth, an earnings level of 400 to 500 million euros is planned for 2008. Due to the persistent pressure on margins in tourism, the Executive Board considers earnings of 450 to 550 million euros in 2008 as realistic. In the tourism division, the Executive Board considers it probable that a restatement of goodwill may be required due to the changes in earnings expectations.

At the same time, TUI has launched a new programme for a further reduction in debt and an associated reduction in capital tied up in the Group. For the shipping division, the decision was taken to sell a harbour terminal in Montréal, Canada, and several small ships owned by CP Ships, some of which have been chartered out. In addition, the divestment of real estate not required for operative purposes has been planned. The total cash potential resulting from these measures is around one billion euros. For 2008, TUI thus expects net debt of around 2.5 billion euros. Additional debt reduction potential will result from the cash flow from operating activities.

Moreover, the TUI AG Supervisory Board has authorised the Executive Board to prepare the annual financial statements for 2006 on the assumption that a dividend will not be paid. Servicing of the Group's hybrid bond will not be affected. For the 2007 financial year, a significant improvement of Group earnings is expected and in this regard dividends are assumed to be paid again.

Further details concerning the resolutions adopted at the Supervisory Board meeting will be announced on Friday, 15 December 2006, 10:00 a.m. (CET).

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Address:
TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

List of stock exchanges:
Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hannover, München, Stuttgart

ISIN codes:
DE000TUAG000
DE0003659884
DE0002913894
XS0191794782
XS0191795672
XS0195307367
DE000TUAG059
XS0237431837
XS0237433700
XS0237435317
XS0237436711

End of ad-hoc notice

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061204_year_of_the_dolphin.html

Joint initiative between UN and TUI to protect dolphins is launched in Germany

Bonn, December 4, 2006

TUI, Europe's leading travel group, is supporting the United Nations Environment Programme (UNEP) - through the Bonn Convention - in a major public awareness campaign directed at tackling various threats to dolphin survival, such as by-catch and the destruction of their habitats.

The Convention on Migratory Species, widely known as the Bonn Convention, focuses on wild animals crossing national boundaries. It has declared 2007 the "Year of the Dolphin" and invited private sector companies as well as other international organisations to work together to spread the message on the urgent need to protect these marine species. "The United Nations often lacks sufficient resources to undertake global public awareness projects; thus the need to join forces with others. We are very pleased to welcome TUI as our corporate partner of this campaign and rely on their established communication network to spread our message," says Robert Hepworth, Executive Secretary of the Convention.

Activities promoted in the framework of this partnership include the publication of information on dolphins in travel brochures and in-flight magazines, and awarding 'dolphin diplomas' to children. The dedicated website www.YoD2007.org provides information in German and English about the world of dolphins and the campaigns and actions of partners. In addition, multilingual dolphin handbooks are also being produced for distribution to young travellers and their families at TUI destinations as well as to children in local schools.

"TUI will be an effective partner and ambassador of the CMS message on dolphins. We believe that our guests and managers can make a useful contribution to an important cause while enjoying their holidays or doing their work. Our partnership with the Bonn Convention represents an ideal way of combining business with the communication of environmental and social objectives," says Dr W. Michael Iwand, Director of Group Environmental Management/Sustainable Development at TUI AG. On the basis of its outreach and the alternative educational strategy UNESCO has chosen this campaign as one of the activities in the UN Decade for Education on Sustainable Development. The campaign also makes a tangible contribution towards meeting targets governments have agreed on in the framework of the UN to reduce the loss of biodiversity by 2010.

Over and above this TUI will assist in organising an important conference on the Canary Islands in late 2007. The aim is to reach an international agreement for the conservation of small whales and dolphins in West Africa. TUI will provide logistics and assistance to developing countries participating

in this project.

In addition to TUI other organisations including the Whale and Dolphin Conservation Society (WDCS), CMS regional initiatives – the Agreement on Conservation of Cetaceans of the Black Sea, Mediterranean Sea and Contiguous Atlantic Area (ACCOBAMS) and the Agreement on the Conservation of Small Cetaceans of the Baltic and North Seas (ASCOBANS) – as well as the United Nations Educational, Scientific and Cultural Organisation (UNESCO) have joined the initiative.

The international launch of the campaign took place in Monaco on the 17 September 2006 with HSH Prince Albert II of Monaco as patron. "The Year of the Dolphin gives me the opportunity to renew my firm commitment towards protecting marine biodiversity. With this strong initiative we can make a difference to save these fascinating marine mammals from the brink of extinction," said the Prince on that occasion.

Contacts:
Kuzey Alexander Esener
TUI AG
Tel.: +49 (0) 511 566 1487

Veronika Lenarz
UNEP/CMS
Tel: +49 (0) 228 815 2409

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061204_imagefilm_award.html

It must be a record – TUI image film gains yet another award CIFFT awards "Mention des Grand Prix" for the best tourism film

Hanover, December 1, 2006

TUI has every reason to smile. For sixth time the image film "The Discovery of the Smile" has been awarded with an international prize. In November the TUI team was presented in Vienna with the "Mention des Grand Prix", which elevated "The Discovery of the Smile" to one of the best tourism films in the world. The prize was awarded by the CIFFT, the Comité International des Festivals du Film Touristique. "This award is the climax of several other prizes. Just like in formula 1 racing, whoever gains the most points throughout the year is our winner," said Alexander Kammel, executive director of CIFFT.

More than one thousand film entries had been submitted for the various film festivals. Last year "The Discovery of the Smile" won amongst others the German Business Film Prize as well as the "red dot award for good design quality 2005". Moreover, "The Discovery of the Smile" won the Grand Prix at the international Festival du Creusot, a film festival dedicated to corporate communications media.

By referring to the TUI Logo the film recounts in unexpected and amusing images how mankind started out on its journey with the discovery of the smile. In doing so the film combines the history of the smile with information about the TUI Group and portrays the transition of the former Preussag to Europe's leading travel and shipping company.

The concept was put together by the Frankfurt agency Klaus E Küster, which also created the image film for Porchse. Direction and production of the film was by Rainero Spirandelli, the music originates from Parviz Mir-Ali. The German version is spoken by Hubertus Bengsch, the German voice for Richard Gere.

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Contact for Journalists:
Kuzey Esener, phone +49(0)511 566-1487

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061129_donation.html

TUI supports German Foundation for World Population 12,000 euros for youth clubs in Kenya

Hanover, November 29, 2006

The German Foundation for World Population (DSW) is celebrating its 15th anniversary this year and TUI AG will congratulate the foundation by making a generous donation. On the anniversary Dieter Brettschneider, representing TUI AG, will hand over at 5pm on Wednesday, 29 November in the TUI AG offices in Karl-Wiechert-Allee 4, a cheque for 12,000 euros to the DSW managing director Dr Jörg F Maas.

The money will go to the two youth clubs "Vision Youth Club" and "Red Strikers Youth Group" in Kenya, both of which TUI is sponsoring. In the clubs young people are told how they can protect themselves against AIDS and unwanted pregnancies. "We thank TUI as a tourism company for supporting our work and involvement in developing countries. The youth clubs are extremely important for our educational work because they give us the opportunity of approaching young people in their own surroundings," said Maas. About 200 invited guests will be celebrating the DSW anniversary from 6pm, to which Hanover's Lord Major Stephan Weil has also been invited. The host for the evening programme will be the well known television journalist and member of the DSW board of trustees Rolf Seelmann-Eggebert.

DSW is an internationally operating development aid organisation from Hanover. The private, charitable foundation educates young people in Africa and Asia in questions of health, including HIV/AIDS. It supports family planning and educational projects on site in the countries where it operates. In Germany DSW informs people of the close relationship between population development, poverty, health and environmental protection.

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Contacts:
Stefanie Rother, phone +49(0)511 566-1432
Friederike Kahmann, phone +49(0)511 566-1460

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061124_event_management.html

TUI merges incoming services for Meetings & Incentives New masterbrand TUI Event Management at EIBTM for the first time

Hanover, November 24, 2006

TUI is to merge its services for incentive and conference customers in the destinations within a global network. The incoming agencies of Europe's leading travel Group will merge the sales and marketing activities of 29 countries in the MICE sector (Meetings, Incentives, Conferences and Events) under the new masterbrand of TUI Event Management.

"This stresses we are taking into consideration the growing importance of the MICE business field. With the new brand of TUI Event Management we will obtain a clear presence on the market as a global network of incoming service providers," states Mark-Stefan Willsch, responsible for TUI Event Management. Thus, TUI Event Management presents itself as a network of professional and experienced DMCs (Destination Management Companies) all over the world which develop event concepts according to individual demands and needs of their customers.

Examples of the team's dynamism, commitment and possibilities include the organisation of the high-profile 3GSM World Congress in Barcelona with over 50,000 participants. Furthermore, the agencies of TUI Event Management coordinate the leading international trade fair for event business, the European Incentive & Business Travel Exhibition (EIBTM). From the 28th to the 30th of November 2006, TUI Event Management will for the first time present itself at the EIBTM in Barcelona. TUI will be represented by 26 agencies from 29 countries at stand G800.

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Further information on TUI Event Management can also be found at www.tui-eventmanagement.com

Contact:
Kuzey Alexander Esener, phone +49(0)511 566-1487

TUI
Aktiengesellschaft

RECEIVED

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061120_luxembourg_declaration.html

TUI signs Luxembourg Declaration on Health Promotion Benefit for employers and employees

Hanover, November 16, 2006

TUI, Europe's biggest tourism group, has signed the Luxembourg Declaration on Workplace Health Promotion in the European Union. The Declaration promotes preventative measures and traditional occupational safety in the industries of the member states.

The aim is to improve the health of employees by means of targeted in-house activities, such as influenza vaccination, company sports, or by providing back training.

Special measures, such as management seminars, strengthen the sense of responsibility of each employee and help optimise how work and jobs are organised. "We all profit from the corporate health promotion: the staff thanks to improved fitness and health and the company from the improved motivation of its staff and the lower sickness-related costs," says Dr Peter Engelen, HR Director at TUI AG.

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TUI
Aktiengesellschaft

TUI News
Investor Relations

Earnings by shipping impacted by persistently weak market environment / Earnings by tourism at 2005 levels / Turnover for winter season 2006/2007 currently up 5.8 per cent above previous year

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 9 November 2006. TUI AG has increased its total turnover in the third quarter of 2006. Turnover of continuing operations grew by 8.3 per cent to 6.74 billion euros (previous year: 6.22 billion euros). In the tourism division, turnover declined slightly by 2.4 per cent to 5.16 billion euros (previous year: 5.29 billion euros), while shipping recorded an increase in turnover of 73.0 per cent to 1.51 billion euros (previous year: 873 million euros) due to the integration of CP Ships.

Earnings by the two core divisions, in contrast, developed differently. While tourism closed on 2005 levels, shipping recorded a decline in earnings. Tourism posted earnings (EBITA) of 584 million euros (previous year: 583 million euros) in the third quarter. In shipping, in contrast, earnings dropped considerably year-on-year to -25 million euros (previous year: 95 million euros). Overall, TUI recorded earnings of 529 million euros (previous year: 708 million euros) for its continuing operations in the third quarter.

Earnings by tourism were supported in particular by the contribution made by the Central Europe sector with its improvement in earnings from flight operations, the Northern Europe sector, the hotel companies and the source markets Belgium and the Netherlands. Earnings grew 6.8 per cent to 173 million euros (previous year: 162 million euros) in the Central Europe sector and by 2.6 per cent to 235 million euros (previous year: 229 million euros) in the Northern Europe sector. As in the previous quarter, the strategy of focusing on price quality rather than volume growth proved successful again in the third quarter. The Northern Europe sector benefited from the positive business development in the Scandinavian countries and despite weaker market conditions in the UK from structural measures implemented during the previous year.

The performance of the Western Europe sector, in contrast, did not improve in the third quarter. Restrained demand in France impacted both Nouvelles Frontières and the Corsair airline.

The weak market environment in France was not offset by the gratifying trends in the Netherlands and Belgium. Overall, earnings by the division declined by 18.3 per cent to 67 million euros (previous year: 82 million euros) for the Western Europe sector.

TUI AG
Investor Relations
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The destinations sector (incoming agencies and hotel companies) posted a 5.2 per cent increase to 207 million euros (previous year: 197 million euros) in turnover in the third quarter of 2006. Earnings by the sector rose by 0.9 per cent to 112 million euros (previous year: 111 million euros). The incoming agencies recorded varying trends. At 3.99 million, the number of guests catered for in the third quarter of 2006 matched the previous year's level. The hotel companies of the Hotels & Resorts segment managed to maintain the high occupancy rates achieved in 2005.

In the third quarter of 2006, the shipping division operated virtually in the same environment as in the previous quarter. In the period under review, the trend was characterised by a reduction in freight rates and high costs. The oil price-related bunker costs and charter rates remained high in all trade lanes. The growth in transport volumes in the third quarter of 2006 remained at the previous year's level. As a result, earnings dropped significantly to -25 million euros (previous year: 95 million euros) and included one-off expenses for the integration of CP Ships.

Prospects

In the 2006 summer season, which ended on 31 October 2006, customer numbers were 2.4 per cent up year-on-year at TUI Group level. Booked turnover roughly matched the previous year's level, growing 0.1 per cent. TUI started off into the current winter season at solid growth in bookings. Tourism turnover for the winter season is 5.8 per cent up year-on-year at Group level, with customer numbers up 11.5 per cent year-on-year.

Concerning the development of earnings (EBITA) of the individual tourism sectors, an uneven trend emerges for the 2006 financial year. The Central Europe sector is expected to see an improvement in earnings. The optimisation programmes already initiated will more than offset the associated one-off expenses.

The restructuring programmes launched in the UK in 2005 will have a positive effect on earnings by the Northern Europe sector. An opposite effect will be caused by the declining trend in the market observed since the summer months. The development of the Western Europe sector, in contrast, fails to meet expectations. Due to the persistent market weakness in France, the Western Europe sector will probably not generate positive earnings for the year as a whole. In August 2006, the TUI Executive Board activated a catalogue of measures in order to enhance efficiency and cut costs throughout the Group. Some individual measures are currently being scrutinised. Details on measures to be taken will be announced on 15 December 2006.

TUI AG
Investor Relations
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30625 Hannover

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In shipping, the integration of CP Ships has progressed significantly faster than expected and has meanwhile almost been completed. In 2007 already, a large part of the 220 million euros in synergies expected will affect earnings. The cost of the restructuring and integration of CP Ships total around 100 million euros and will largely be incurred in the 2006 financial year. Turnover and earnings by the division will therefore be characterised by the first-time consolidation of CP Ships for a full year. Despite a so far positive development of transport volumes, the shipping division is expected to considerably undercut the high earnings level achieved in 2005. This is due to the cost of integration, the partly negative development of freight rates, in particular in Asian transports, the oil price-induced increase in bunker costs and land-based transport costs. In the light of the current external framework, it is to be expected that the one-off integration costs will result in negative earnings by the shipping division.

For the overall 2006 financial year, the TUI Group expects significant turnover growth. Earnings by divisions (EBITA), in contrast, will decline year-on-year.

Detailed development of the divisions

Tourism

In the third quarter, the **Central Europe** sector (Germany, Austria, Switzerland and airlines Hapagfly and Hapag-Lloyd Express) recorded an increase in customer numbers of 3.2 per cent to 3.8 million (previous year: 3.7 million).
Turnover, however, declined slightly by 0.8 per cent to 2.14 billion euros (previous year: 2.16 billion euros). On the other hand, a significant increase in earnings from flight operations ensured an overall positive trend in this sector. In the third quarter, earnings by the Central Europe sector amounted to 173 million euros, up 6.8 per cent year-on-year (162 million euros). In Germany, the market and competitive situation continued to be difficult in the period under review, but TUI tour operators managed to increase their customer numbers. In addition, income of 6 million euros was generated from an aircraft sale-and-lease-back agreement. At the same time, however, expenses of 1 million euros were incurred in the framework of the restructuring programme aimed at enhancing efficiency.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
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www.tui-group.com

In the **Northern Europe** sector (UK, Ireland, Nordic countries and airlines Thomsonfly (charter and scheduled flights) and TUIfly Nordic), customer numbers declined 5.4 per cent to 2.36 million (previous year: 2.49 million) in a difficult market environment. Turnover dropped accordingly by 4.3 per cent to 1.74 billion euros (previous year: 1.82 billion euros). At 235 million euros, earnings by the sector were slightly up year-on-year (229 million euros). Adjusted for non-periodic income, earnings for the Northern Europe sector dropped slightly year-on-year in the third quarter of 2006. Restructuring measures initiated in 2005, however, had a positive impact by improving cost structures for example through commission cuts at third-party distribution.

At 1.62 million, the number of customers travelling with tour operators of the **Western Europe** sector (France, Belgium, Netherlands and airlines Corsair, TUI Airlines Belgium, TUI Airlines Nederland) almost matched 2005 levels (1.63 million) in the third quarter of 2006. Turnover grew 2.1 per cent to 1.07 billion euros (previous year: 1.05 billion euros). This was primarily attributable to the positive trend in Belgium and the Netherlands. Earnings by the Western Europe sector, in

contrast, were strongly characterised by the development in the French market. In the third quarter of 2006, EBITA totalled 67 million euros, down 18.3 per cent year-on-year (82 million euros). The persistently difficult market environment impacted Nouvelles Frontières and Corsair. The good performance of the French national team at the World Cup, the current weak demand in the French market and the oil price-induced increase in aircraft fuel costs caused margin-losses.
In the Netherlands and Belgium, the operative business showed a positive trend. Both sectors managed to achieve year-on-year earnings growth.

TUI AG
Investor Relations
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30625 Hannover

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www.tui-group.com

Turnover in the **destinations** sector (incoming agencies and hotel companies) grew to 207 million euros (previous year: 197 million euros) in the third quarter. Earnings by the sector were constant in the third quarter at 112 million euros (previous year: 111 million euros). Hotel companies in particular showed a positive trend. In the third quarter, occupancy rates were kept at the high levels achieved in 2005.

Shipping

In the third quarter of 2006, the shipping division posted turnover of 1.51 billion euros (previous year: 873 million euros) up 73.1 per cent. This growth mainly resulted from the integration of CP Ships, which has meanwhile virtually been completed. In contrast to the two preceding quarters, transport volumes (Hapag-Lloyd including CP Ships) were constant at 1.24 million standard containers (TEU) in the third quarter of 2006 (previous year: 1.24 million TEU).

The average freight rate in the third quarter (Hapag-Lloyd including CP Ships) was 1,431 US dollars/TEU, down 4.2 per cent year-on-year (1,494 US dollars/TEU). Overall, freight rates dropped in almost all trade lanes due to intense competition.

While turnover grew in the third quarter of 2006, costs rose again year-on-year: in all trade lanes, charter rates and the oil price-induced increase in bunker costs remained high. Operating earnings therefore declined again year-on-year. Moreover, one-off expenses of 14 million euros were incurred in the third quarter of 2006 in the framework of the restructuring and integration of CP Ships. Earnings by the shipping division totalled –25 million euros (previous year: 95 million euros).

Central Operations

Earnings at central operations (corporate centre functions, real estate companies) dropped to -30 million euros in the third quarter. This decline was attributable to the positive effects of both convertible options and hedging transactions.

Discontinuing operations

Following the divestment of the PNA steel trading activities in the second quarter, the TUI Group no longer holds any discontinuing operations. In the third quarter of 2006, however, gains on disposal of 6 million euros were posted from the divestment of rail logistics in December 2005.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Note concerning the reporting structure in the shipping division

As of the third quarter of 2006, freight rates and transport volumes were presented jointly for Hapag-Lloyd and CP Ships, broken down according to the geographical structure of the trade lanes. To this end, CP Ships' indicators for 2006 were broken down accordingly, with reference indicators for the 2005 reference periods determined on the basis of a pro forma calculation in order to obtain a basis for comparisons.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI Aktiengesellschaft

TUI News
Investor Relations

Turnover by divisions

€ million	Q3 2006	Q3 2005	9M 2006	9M 2005	Var. %
Tourism	5,160.8	5,285.8	11,312.9	11,294.3	+ 0.2
Central Europe	2,137.5	2,155.8	4,597.2	4,510.2	+ 1.9
Northern Europe	1,743.4	1,820.9	3,893.3	3,945.6	- 1.3
Western Europe	1,069.9	1,048.1	2,306.3	2,245.3	+ 2.7
Destinations	206.8	196.5	445.2	406.8	+ 9.4
Other tourism	3.2	64.5	70.9	186.4	- 62.0
Shipping	1,511.0	873.3	4,756.4	2,307.3	+ 106.1
Central operations	67.9	63.6	172.5	191.5	- 9.9
Continuing operations	6,739.7	6,222.7	16,241.8	13,793.1	+ 17.8
Trading	–	252.1	401.0	747.6	- 46.4
Special logistics	–	109.2	–	325.3	–
Discontinuing operations	–	361.3	401.0	1,072.9	- 62.6
Turnover by divisions	6,739.7	6,584.0	16,642.8	14,866.0	+ 12.0

TUI AG
Investor Relations
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30625 Hannover

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Earnings by divisions (EBITA)

€ million	Q3 2006	Q3 2005	9M 2006	9M 2005	Var. %
Tourism	584	583	653	521	+ 25.3
Central Europe	173	162	137	115	+ 19.1
Northern Europe	235	229	186	170	+ 9.4
Western Europe	67	82	28	58	- 51.7
Destinations	112	111	156	180	- 13.3
Other tourism	- 3	- 1	146	- 2	n. m.
Shipping	- 25	95	- 91	218	n. m.
of which operating earnings	- 11	95	15	218	- 93.1
of which integration costs	- 14	–	- 106	–	–
Central operations	- 30	30	- 14	- 26	+ 46.2
Continuing operations	529	708	548	713	- 23.1
Trading	-1	11	17	39	- 56.4
Special logistics	5	15	5	77	- 93.5
Other divestments	2	35	7	35	- 80.0
Discontinuing operations	6	61	29	151	- 80.8
Earnings by divisions (EBITA)	535	769	577	864	- 33.2

TUI AG
Investor Relations
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30625 Hannover

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Condensed profit and loss statement

€ million	Q3 2006	Q3 2005	9M 2006	9M 2005	Var. %
Turnover	6,739.7	6,222.7	16,241.8	13,793.1	+ 17.8
Other income	119.5	235.0	581.9	584.2	- 0.4
Change in inventories and other own work capitalised	6.7	4.2	14.0	- 3.8	+ 468.4
Cost of material and purchased services	4,883.6	4,307.5	12,110.1	9,722.8	+ 24.6
Personnel costs	603.2	568.3	1,848.0	1,637.4	+ 12.9
Depreciation and amortisation	159.6	122.1	496.5	347.9	+ 42.7
Impairment of fixed assets	2.8	0.1	19.7	4.6	+ 328.3
Other expenses	717.8	817.1	1,890.4	2,010.1	- 6.0
Financial income	47.4	83.0	159.7	150.3	+ 6.3
Financial expenses	97.5	78.9	296.1	263.5	+ 12.4
Earnings from companies measured at equity	24.2	16.2	40.1	30.1	+ 33.2
Earnings before taxes on income	**473.0**	**667.1**	**376.7**	**567.6**	**- 33.6**
Income taxes	176.8	111.1	146.0	99.1	+ 47.3
Result from continuing operations	**296.2**	**556.0**	**230.7**	**468.5**	**- 50.8**
Result from discontinuing operations	3.2	48.3	16.2	95.5	- 83.0
Group profit	**299.4**	**604.3**	**246.9**	**564.0**	**- 56.2**
- attributable to shareholders of TUI AG	273.0	573.6	207.1	527.0	- 60.7
- attributable to minority interests	26.4	30.7	39.8	37.0	+ 7.6
Group profit	**299.4**	**604.3**	**246.9**	**564.0**	**- 56.2**

Earnings per share

€	Q3 2006	Q3 2005	9M 2006	9M 2005	Var. %
Basic earnings per share	1.09	2.98	0.83	2.88	- 71.2
Diluted earnings per share	1.05	2.74	0.81	2.68	- 69.8

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061107_airtours.html

TUI moves production of airtours brand from Frankfurt to Hanover

Frankfurt/Hanover, November 7, 2006

As part of the reorganisation of the business in Germany, which started back in June, TUI is to move the holiday production of the airtours brand from Frankfurt to Hanover. Half of the almost 200 jobs will be transferred to Hanover during this centralisation process. Employees will be offered a job at the new location. As a result of the move, about 100 jobs will be gradually cut back by the end of 2007 . The reduction of jobs is to be conducted as socially acceptable as possible.

The airtours brand is the leading provider of premium and luxury holidays in Germany. Under the umbrella of TUI Deutschland GmbH the airtours brand will continue to hold this clear position in the brand and product portfolio and moreover next year its offering will be even further extended. As part of this summer's reorganisation of the business in Germany the tour operating activities of the brands TUI, 1-2-FLY and airtours as well as of the retail organisation TUI Leisure Travel Management have been merged into one company. TUI has therefore created a central organisation for all volume brands in Germany. The overall aim is to make the production and marketing of holidays more efficient.

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Contact:
Robin Zimmermann, phone +49 (0)511 566 1488
Kuzey Esener, phone +49 (0)511 566 1487

TUI Deutschland

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TUI Deutschland: presentation of summer brochures 2007

TUI has started quite well into the 2006/2007 winter season on the home market / increase in turnover and customers above market growth / strong demand for Spain, self-drive and long-haul holidays / strengthened early-booker initiative for the summer season 2007 / holidays in Turkey will be cheaper next year

Hanover/Lanzarote, 5 November 2006. TUI, Germany's leading tour operator, has entered the 2006/2007 winter season with a quite good increase in bookings. One week after the start of the season TUI records an increase in booked turnover on the home market of 4.3 per cent compared with the prior-year period. The number of customers is currently rising by 9.2 per cent. The increases in customers and turnover are both currently above the present growth in the market. In the 2006 summer season, which ended on 31 October, TUI Deutschland enjoyed a 4.4 per cent increase in the number of customers. Booked turnover were 1.4 per cent below the comparable figure for the previous year. Presenting the new brochures for the summer season 2007, TUI Deutschland Chief Executive Dr Volker Böttcher referred to the good quality of results on the German market despite the slight decline in booked turnover. "This reflects increased utilisation of the flight and hotel capacities managed by TUI and a lower proportion of last-minute bookings compared with the previous year", said Böttcher at the presentation on the Canary Island of Lanzarote. "Our strategy has proved correct. Thanks to our excellent control of capacity we sold more holidays at the brochure price and thus increased the quality of results", he added. For the new summer programmes Böttcher announced that the TUI early-booker initiative would be strengthened, long-haul and city tours would again be distinctly expanded and four new brochures would be launched.

Summer 2007: even stronger focus on early bookers

In the coming year TUI will focus even more strongly than before on early-booker advantages. "For the first time we will introduce an early-booker price list which will replace the all-season regular price list and which will enable holidaymakers who book early to save several hundred euros," says Böttcher.

The new brochures will be available for bookings as of 10 November at travel agents and on the Internet at tui.com - the early-booker price list will apply up to 14 February. Then the price lists will be replaced and the holiday prices will rise. Böttcher: "This way we are once again drawing increased attention to the advantages of booking holidays early. Customers who book early will have a full selection of products and will be financially rewarded." As an incentive for early bookers TUI will be offering XXS fixed prices for children as from 99 euros and the XXL bonus for adults which on average can save 110 euros per person. What's more, TUI has distinctly expanded the now very successfully established 60-day price advantage in particular in the self-drive segment. All the early-booker advantages can be combined with further cost-saving options.

Price development in summer 2007: Turkey cheaper – Spain slightly more expensive

As expected, holiday prices in the coming summer season will develop differently according to holiday location. On average, holidays on the Balearic Islands will cost around three per cent more, on the Spanish mainland around 2.5 per cent more and on the Canary Islands around 1.5 per cent more. Holidays in Portugal (+ 1.5 per cent) and in Germany (+ 1.7 per cent) will be slightly more expensive, too. By contrast, holidays to Turkey and North Africa will be cheaper or show stable prices. Böttcher: "We can announce stable prices for Egypt, and holidays in Turkey will be on average three per cent cheaper than this year."

First holiday trends from the winter season 2006/2007

In the winter season, which officially started a week ago, there are signs that once again the trend for Spain is very stable. The Balearic Islands are currently experiencing turnover growth of 11 per cent (customers - 5.2 per cent) and the Canary Islands an increase in turnover of 9.6 per cent (customers + 9 per cent) compared with the prior-year season. "We are particularly pleased about the trend for the Canary Islands because most Germans spend their holidays here in the winter half-year and it is the most important destination in the winter season for TUI," explains Böttcher. Italy and Portugal are also enjoying strong demand. In the self-drive sector the trend remains positive for Germany and Austria.

The long-haul destinations in Southeast Asia, Central and South America are currently experiencing overproportional growth – reflecting the long-haul travel offensive launched by TUI a year ago. TUI is likewise highly satisfied up to now with the trend in city tours, wellness and all-inclusive holidays. TUI Deutschland Chief Executive Böttcher emphasised that the booking figures for the winter season merely represent an initial trend and that the figures will show changes over the further course of the season.

Four new brochures, more long-haul and city tours, expansion of health holidays

In the coming summer season TUI will present altogether 48 brochures and thousands of holiday offers around the globe. The TUI brochure world has been completely revamped and divided into three subbrands presenting classic beach holidays, holidays for vacationers who mainly want to experience the country and its people as well as premium holidays which are geared towards customers whose priority on holiday is highest quality and luxury.

As part of TUI's long-haul holiday and modular initiative, the number of holidays has once again been distinctly increased for the next summer season. "This means that we now have the biggest long-haul and city tour programme in the history of the TUI brand," says Böttcher. The Australia / New Zealand brochure is new with numerous bus and hire-car tours, experience and adventure tours and hotels for do-it-yourself travellers in the major cities, in the Outback and on the tropical beaches of Australia's eastern coast. Other new developments include the destination of Tibet, which TUI is offering for the first time in a combined tour with China. For families TUI is offering a family club brochure for the first time in the new summer season. "Our family clubs are a real success story and over the past three years have enjoyed above-average bookings against the market trend," states the TUI Deutschland Chief Executive. The new brochure with altogether 20 clubs in the most important holiday destinations on medium-haul flight routes is geared to families who exclusively want a club holiday.

TUI Investor Relations:

Björn Beroleit, Telefon +49 (0)511 – 566 1310

Nicola Gehrt, Telefon +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061024_TUI_Marathon.html

TUI Marathon Palma de Majorca on the finishing straight German wins third annual event of the autumn sporting highlight on the Balearic island

Palma de Majorca, October 22, 2006

The "most beautiful island marathon in the world" has come of age. 3,778 runners from 32 countries started the race , 1,156 in the marathon and 1,934 in the half-marathon. The 10-km run attracted 688 runners. Whereas the number of runners in many European marathon races has started to stagnate or even fall, the TUI Marathon Palma de Majorca achieved an increase of almost 30 percent compared to last year. It seems that the TUI Marathon is on the right way to becoming one of the top events on the marathon scene.

Dr Michael Frenzel, chief executive of TUI AG, once again accepted the privilege this year of firing the starter's gun to start the runners from all over the world. "The number of people taking part, the quality of the event as well as the atmosphere along the route make it quite evident that we have now successfully established the TUI Marathon. We will continue to improve upon the excellent standard of this international sporting event; not only for the runners but also for the inhabitants of the most popular holiday destination of our customers," said Frenzel.

Once again the Spanish sun accompanied the runners along the route. The weather conditions were pleasant: 24°C with a fresh breeze, especially along the section running parallel to the sea.

Marathon winner comes from Germany
After just 2:35:58 hours running time Marc Jörgens from Wermelskirchen, Germany passed the finishing line, followed by the five-times Spanish Balearic champion Vicente Jose Ogazón Marí (2:36:53) and Georg Brunner (2:40:51) from South Tyrol, Italy. The winning time of this year's TUI marathon set up a new record for the rou-te.

Winner of the ladies race was Birgit Schönherr-Hölscher, Witten, Germany in a time of 3:10:08. Second and third places went to the two Germans Svenja Gayk (3:14:23) from Mühlheim/Ruhr and Manuela Köhne (3:14:50) from Osnabrück.

Spaniard wins half marathon
Guillem Bosch from the island of Menorca passed the finishing line first in the half-marathon event in a new best time for the route. His time was 1:11:32. Second and third places were also won by Spaniards: Gerardo Radó Borst (1:13:05) and Juan Zarate Osuna (1:15:09), both from Majorca. The Norwegian Jessicca Gunnarson won the ladies event also in a new course record time of 1:20:46. Coming in behind her were the German triathlete Nicole Leder (1:23:35) and Sharon Broadwell (1:25:49) from the USA.

Olympic champions and world champions also in the

running
Six exceptional German athletes, from boxing world champion Sven Ottke, rowing champion Kathrin Boron and biathlete Peter Sendel to cross-country skier Andreas Schlütter and mountain bike professional Mike Kluge and rower Andreas Dittmer, fought it out for the title of "Cross-Over Sportsperson 2006". The runners obviously took great pleasure in the half-marathon distance and enjoyed taking part in a quite different sporting discipline to that for which they are famous. Andreas Schlütter reached the finishing line first. His time was 1:17:04. Kathrin Boron, who finished the half-marathon in a magnificent 1:43:32, took the title of "Cross-Over- Sportsperson 2006".

Jürgen Drews runs in the Companies Competition
Enthused by his successful marathon premiere and last year's motivating atmos-phere along the route, pop singer Jürgen Drews (2:16:08), the self- proclaimed "King of Majorca", ran in this year's Running Award. In this competition, which is held as part of the half-marathon event, the title of "fastest company in Europe" is up for grabs. Jürgen and his team running for "Drews und Brinks Promotion Wipper-fürth" nevertheless had to be satisfied with 8th place. In first place was the TUI team followed by the EVAG team and the staff of Ars Vitalis.

"Mr Ironman Germany" Lothar Leder also runs the course
The triathlete Lothar Leder from Darmstadt ran for the first time in the TUI Mara-thon and finished the 10km-run in an impressive 36:07 minutes. The world famous athlete, who during his career has won nine Ironman race series and was the first person ever in 1997 to finish the event in under eight hours, started this year's race sponsored by Erdinger Alkoholfrei.

4th International TUI Marathon Palma de Majorca
After the race Michael Lambertz, head of TUI AG Group Marketing and responsible for the TUI Marathon Palma de Majorca, dared looking to the future: "As we had almost 30-percent more runners this year we are aiming for the 5,000 mark next year." Enthusiastic runners can look forward to **21 October 2007**, when the fourth TUI Marathon Palma de Majorca will take place.

Further information as well as the list of results are available at www.tui-marathon.com.

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TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061021_comment.html

TUI comments on rumours about shareholding of federal states

Hanover, October 20, 2006

Between TUI AG and the city state of Hamburg and/or the state of Lower Saxony negotiations about buying a stake in TUI AG are not taking place. Such negotiations are not intended either.

Once during the talks, which take place on a regular basis, the TUI board a few weeks ago had informed both federal states about the current situation at the shipping division Hapag-Lloyd as well as at the Group.

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Contacts:
Uwe Kattwinkel, Telephone +49(0)511 566-1417
Kuzey Alexander Esener, Telephone +49(0)511 566-1487

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061013_Opening_village.html

TUI's tsunami relief project on Sri Lanka completed Opening of Godigomuwa Yayawatta village

Hanover/Hambantota, October 13, 2006

The tsunami relief project on Sri Lanka funded by Europe's leading travel group TUI AG is now complete. The village Godigomuwa Yayawatta was officially opened on 12 October 2006. Apart from the villagers the Sri Lankan deputy minister for urban development was also taking part in the ceremony in the village alongside other representatives from the regional government as well as from Plan International and TUI AG.

The focus of the relief work carried out in cooperation with Plan International Deutschland e.V. was the construction of a new village. Families from different communities that lost their homes and all their possessions in the tsunami flooding will be moving into this new village. In all 1,000 victims of the tsunami disaster will find new homes in Godigomuwa Yayawatta. The first families already moved in during August. The village facilities include a kindergarten and a community centre. The kindergarten will look after some 600 children, also from neighbouring villages.

The selection of the families was undertaken by the government of Sri Lanka using criteria drawn up together with different institutions and NGOs. The village is characterised by a social and family-friendly infrastructure borrowed from the region – this includes a school, health centre, community facilities and a playground. In addition the residents are provided with expert advice and micro-credits to help them set up means of existence and small businesses. Moreover, the families had a say in the design and layout of their new village during the whole planning and construction phase.

Info:
After the devastation of the tsunami disaster on 26 December 2004 TUI AG decided to embark on a long-term relief programme. A good 1 million euros was made available for the construction of a village in Sri Lanka. Numerous TUI AG subsidiaries contributed – with own projects or donations – to the Group-wide relief project. For example, money raised by airline Hapagfly was used to finance a hospital.

Plan International already had a good track record in development work on Sri Lanka, which was particularly hard hit by the tsunami. The organisation is recognised by the UNO and alongside UNICEF plays an advisory role at the United Nations.

Today Plan International has a presence in 15 industrialised countries; 185 project offices coordinate the work of the local development experts and volunteers. The progress of TUI's relief project is documented on the internet. For more information go to www.tui-aid.com.

TUI Aktiengesellschaft

TUI News
Investor Relations

TUI sells Wolf subsidiary to CENTROTEC Sustainable

Hanover, 6 October 2006. TUI AG has sold its 80-percent share in Wolf GmbH to CENTROTEC Sustainable AG, Brilon, Germany. The selling price was not disclosed. The transaction has been finalised on 5 October 2006. As previously announced TUI has now disposed of its last industrial holding and has so completed the transformation of the Group by turning its focus completely on tourism and shipping. It is intended for Wolf to continue within the CENTROTEC group as an independent company with its own brand.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Wolf GmbH, based in Mainburg, Germany, manufactures air-conditioning and ventilation systems as well as heating and solar energy units. The company employs 1,200 people in Germany and about 350 abroad.

CENTROTEC Sustainable AG, Brilon, Germany, a quoted company, is a leader in the energy saving air-conditioning market for private houses and in exhaust systems for gas-fired calorific value heaters. The company has a subsidiary CENTROSOLAR AG and an integrated photovoltaics business.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061002_TV_Travel_Shop.html

New majority owner for travel channel TV Travel Shop

Hannover, October 2, 2006

The German travel channel TV Travel Shop, previously a joint venture between TUI AG and the dynamic-packer GmbH & Co. KG, has agreed to the entry of a new investor with experience in television retail. Hong Kong based Television Voyages will acquire a 74 percent stake in the business. Dynamic-packer has sold its entire stake whereas TUI AG will retain a 26 percent holding in the company. It was agreed not to disclose the details of the transaction.

The channel will be re-branded as "Voyages". Concurrent with the re-branding, the Company will introduce new program formats and features for the viewer. The current "hard sell" program format will be replaced by program formats that are more entertaining, more informative and that offer a wider variety of destinations and holiday products. The operational business will continue to be run from the Hanover location with a view to expanding the channel in Germany and other Euro-pean markets. The World of TUI - including dynamic-packer GmbH & Co. KG - with its products and brands will remain a premium partner of the travel channel.

1.190 characters

About TV Travel Shop:
The Hanover based travel channel TV Travel Shop started in June 2001 and is now received by 22 million households in Germany, digitally via the Astra satellite as well as via the cable network in Lower Saxony, Bremen, Hamburg, Schleswig-Holstein, Mecklenburg-Vorpommern, Rhineland-Palatinate, Saxony and Hesse. In addition, the station can be received via cable on selected time blocks around the country.

About Voyages Television:
Television Voyages Ltd. operates the Voyages Channel, which provides viewers with . Headquartered in Hong Kong, the Company maintains studio operations in Mumbai, Taipei and has a new facility under construction in Shanghai. Voyages programming is available in India, Hong Kong and Taiwan on a 24 hour a day dedicated channel and in China on selected blocks. The Company is privately owned.

Contacts:
TUI AG: Kuzey Alexander Esener, phone +49 (0)511 566-1487
Voyages Television: Rafael Baer, phone +49 (0)511 8666-310

TUI
Aktiengesellschaft

TUI News
Investor Relations

Indian software company Sonata buys stake in TUI InfoTec

Hanover, 27 September 2006. Sonata, an Indian software company, has bought a 50.1 percent stake of TUI InfoTec, the IT subsidiary of TUI AG, Europe's leading tourism company. TUI will hold a 49.9 percent stake in the joint venture. The deal is still subject to approval by the anti-trust authorities. "Our aim is to offer the services and know-how of the Group's own IT subsidiary TUI InfoTec in future not only within the Group but also externally. The joint venture will enable us to benefit from the marketing and sales experience of Sonata", says Heinz Kreuzer, Group CIO of TUI AG and managing director of TUI InfoTec. He adds: "By opening up to the outside market and by entering into this joint venture we are creating long-term prospects for our employees." Sonata sees big growth potential in Germany. Entering into this joint venture the company gains a strategically important presence on the German market. Sonata is based in Bangalore, India, and has branch offices in the United Kingdom, Singapore and the US. In 2005 the software company achieved a turnover of €85 million with its 1,700 employees.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

About Sonata Software :

Sonata Software Limited (Sonata) is a leading IT Consulting and Software Services company, which has been servicing its clients in the US, UK and Europe since 1986. Sonata is listed on the Indian Stock Exchanges, and has a SEI CMM Level 5 accreditation. For further information please visit www.sonata-software.com.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20060926_Airlines.html

The integration of Hapagfly and HLX is under way 56 aircraft from the German airlines in the TUI Group will be taking off in summer 2007 – a capacity increase of about 25 percent

Hannover, September 26, 2006

On the way to integrating the two German airlines Hapagfly and Hapag-Lloyd Express (HLX) in the TUI Group the first joint flight schedule will be released on 29 September. Flights can be booked on the internet via a joint platform as well as in travel agencies.

"With the joint flight schedule for summer 2007 we have reached the first major milestone on the path to integrating Hapagfly and HLX," says Christoph Müller, member of TUI's executive board and simultaneously chairman of the executive board at Hapagfly. "The integrated approach bundles the two airlines in terms of cost and capacity aspects, optimises market coverage and assures us growth potential over the long term." To continue operating successfully on the ever-growing low-cost market the new constellation will be increasing its capacity - in terms of available seats - for the 2007 summer season by a good 25 percent.

The new airline grouping has a joint fleet of 56 aircraft, a workforce of some 2,500 and about 11.5 million passengers this year, making it the third largest airline in Germany. Next year it is planned to convey more than13.5 million passengers. The decision about which unitary brand the new constellation will use to present itself will be taken at the latest by the end of October - taking full account of the strengths and weaknesses of the airline brands already in the Group.

The new organisation structure envisages a division of work between flight opera-tions and marketing. "This model allows the controlled migration of Hapagfly as a production unit and HLX as a marketing unit to the new low-cost platform with strong internet sales," adds Müller. Moreover the grouping is making the most of the respective strengths of the two airlines: a quality carrier (Hapagfly) and a suc-cessful marketing and sales concept (HLX). For the new setup Müller is expecting the highest growth in the classic low-cost segment. The aim is to generate some 60 percent of the bookings here and 40 percent through the tour operator business.

For more information including images go to www.hlx.com or www.hapagfly.com

Press office Hapagfly/HLX
Press telephone: 0511- 5900 645
e-mail:press@hlx.com

TUI
Aktiengesellschaft

TUI News
Investor Relations

Voting rights in TUI Aktiengesellschaft

Disclosure pursuant to section 25 para. 1 of the German Securities Trading Act

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 22 September2006 The AXA S.A., 25, Avenue Matignon, 75008 Paris, France, has informed us that they reduced the voting rights in TUI AG, Hanover, on 15 September 2006 below the threshold of 5 % and at this point in time held 4.02 %. This is attributable to AXA S.A. in accordance with section 21 para. 1, section 22 para. 1 sentence 1 no. 6 in connexion with section 22 section 1 sentence 2 of the German Securities Trading Act.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20061809_Dow_Jones_sustainability.html

TUI becomes the only tourism group in the world to be included in the Dow Jones sustainability index / top marks in the categories biodiversity, ecotourism, protection of the climate and risk and crisis management

Hannover, September 18, 2006

TUI is from 18 September 2006 once again quoted in the Dow Jones Sustainability World Index (DJSI World). This means that the Hannover-based group is the only tourism concern worldwide to be included in the industrial group Consumer Services, subsector Travel & Tourism in the respected sustainability index. TUI also received top marks for, among other categories, biodiversity, ecotourism and protection of the climate and sets the benchmark for its subsector in the area of risk and crisis management.

Dr Michael Frenzel, chairman of the executive board of TUI AG: "Environment and society are value drivers of our Group. Environmental management in TUI has demonstrated a high standard for years, similarly the social standard, where we made significant progress in the scoring." The Dow Jones Sustainability World Index covers the 318 companies of the 2,500-member Dow Jones Global Index that lead in the area of sustainability. The scoring for corporate groups takes account of ecological and social criteria besides economic ones. TUI AG has been a constituting member of the international ethics index FTSE4Good from as far back as early 2004. Moreover, the Group has been represented in the sustainability index ASPI Eurozone since 2001 and the Ethibel Pioneer Index since March 2005.

Since producing the 1st TUI Environmental Report in 1994/95, environmental reporting at TUI has become an integral part of in-house reporting, Group financial information, public relations work and the further development of TUI's environmental strategy.

By integrating the company's economic objectives with a commitment to employees, the environment and society, TUI, at its business locations as well as in the destinations, makes a valuable contribution to improving the quality of life, protecting the natural environment and minimising commercial risks.

The TUI Group is the European market leader in tourism and one of the top five players in global container shipping. It is registered in Hanover and Berlin. The tour operators of TUI trade in 17 European countries and in 2005 sold the Group's products to around 21 million customers. TUI encompasses all in all about 3,200 travel agencies, 7 airlines with more than 100 aircraft and 37 incoming agencies. Its hotel portfolio is made up of 279 hotels with approximately 164,000 beds in 30 countries.

TUI
Aktiengesellschaft

TUI News
Investor Relations

Statement on the meeting of the Supervisory Board of TUI AG

Hanover, 31 August 2006. During a regular strategy meeting held near Salzburg, the Executive Board of TUI AG informed the Supervisory Board of TUI AG about the Group's current and future business situation. The Executive Board and the Supervisory Board discussed the fundamental factors affecting the two divisions, Tourism and Shipping, together with future strategies and alternative courses of action for them.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

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The conference took place against the background of a deterioration in exogenous market conditions in both areas of business, which is currently contributing to unsatisfactory results and an unsatisfactory assessment of TUI AG on the capital markets. Since 2002 the reduction in number of employees in the Tourism division by more than 6,000 employees and savings of €360 million have stabilised the earnings situation, however, was not enough to realise the results targets. With regards to the current competition situation significant price increases are hardly realisable.

The Supervisory Board supports the initiatives which have been presented by the Executive Board to improve profitability in the tourism and shipping divisions in a sustainable way. The essential initiatives include a **reorientation of the management structure,** with the management of Tourism for all source markets and the Aviation and Internet units being centralised under Board Member Peter Rothwell. In addition, operational competence in the management holding company will be strengthened by the appointment of Christoph Müller as a Member of the Executive Board responsible for Controlling. Bart Brackx will in future be Divisional Director with responsibility for the source market West.

In order to ensure that result targets in the Tourism division are met, even though margins remain under pressure, **further efficiency improvements** are being realised. This includes pushing ahead more vigorously with the cost-cutting programmes that have already been initiated in all source markets and the accelerated expansion of the internet business.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
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www.tui-group.com

Furthermore, it has been decided to integrate TUI's two German air carriers, Hapagfly and Hapag-Lloyd Express. Further strategic options in the German aviation market are being examined.

In the Group's Shipping division, the **integration** of CP Ships into Hapag-Lloyd is proceeding more rapidly than originally expected and has revealed additional potential for enhanced earnings, so that the Group is now realising a major part of the synergies of €220 million a year already in 2007.

In addition, first steps to reduce the amount of **tied-up capital** in the Group and the **costs of central functions** have been decided. Furthermore, **financial reporting** is to be reorganised.

Details will be determined by December, when next years' planning is adopted, and will be announced in due time.

After extensive consultation the Supervisory Board and the Executive Board agree that the current structure as a two-pillar Group generates value for the shareholders through the integration of CP Ships. A separation of Hapag-Lloyd during the current cyclic sector down-turn would jeopardise value. This cannot be in the interest of the Group's shareholders and employees. Should external conditions change, the Executive Board will present the Supervisory Board all aspects of a portfolio change.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

TUI News
Investor Relations

Supervisory Board appoints Christoph Müller as TUI AG Executive Board member / Bart Brackx will be in charge of business operations in source market Western Europe

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 31 August 2006. At its regular strategy meeting, TUI AG's Supervisory Board appointed Christoph Müller as member of TUI AG's Executive Board with effect from 1 September 2006. Müller (44) will be in charge of controlling. Transitionally, Müller will be responsible for the operative management of the two German airlines Hapagfly and Hapag-Lloyd Express..

Sebastian Ebel (43) will withdraw from TUI AG's Executive Board by mutual agreement. Ebel, previously responsible for controlling and the tourism platforms, has asked the Supervisory Board for premature termination of his contract as of 31 August 2006.

In addition, Bart Brackx (44) was appointed new divisional director in charge of source market Western Europe (France, Belgium, Netherlands) at yesterday's Supervisory Board meeting. Brackx started out his career in the tourism division and currently manages the business operations of both the TUI tour operators and the TUI airline Jetairfly in Belgium. Eric Debry, previously in charge of source market Western Europe, will leave the TUI Group as of 31 August 2006.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20060830_TUI_Environmental_Award.html

TUI presents International Environmental Award on the Adriatic island of Lošinj to INSULA International Scientific Council for Island Development

Hanover/Mali Lošinj, Croatia, August 30, 2006

TUI presents its International Environmental Award to the International Scientific Council for Island Development (INSULA) for its exceptional and pioneering work in the area of sustainable island development. The award is accompanied by prize money of 10,000 euros. TUI awards the prize in recognition of the long-standing successful commitment of INSULA for fundamental contributions to the sustainable development of islands, especially as holiday destinations.

Dr. Michael Iwand, Director Group Corporate Environmental Management at TUI AG, recognised the long-standing cooperation with INSULA in his laudation on the Croatian Adriatic island of Mali Lošinj: "Islands and island states hold paramount significance for TUI. Since 1995 TUI and INSULA have jointly and internationally advanced the economic, ecological, social and cul-tural core issues of sustainable tourism development on islands."

In close collaboration with UNESCO, INSULA strengthens the capacity to improve the quality of life of island inhabitants and increases their opportunities for a sustained future. Through an international network comprising a wide range of different scientific experts the active ability to act and technical cooperation are pro-moted to the benefit of islands. "We are very proud of that significant recognition by TUI, the world's leading tourism group with a strong dedication to the environment and sustainability, and we truly cherish it," stated Dr. Anamarija Margan, President of INSULA, during her speech of thanks also on the island of Lošinj.

The TUI International Environmental Award, which was presented for the first time in 1991, is awarded to environmental protection and nature conservation organisations or outstanding interregional initiatives which decisively and in exemplary fashion contribute to the protection and conservation of nature and the environment and to sustainable development in the holiday destinations of the World of TUI.

Past prize winners have included local environmental initiatives in Turkey, Greece, Kenya and Minorca, along with the "Blue Flag" campaign conducted by the Foundation for Environmental Education (FEE), the CIPRA Alpine Commission, EUROPARC, the Federation of European National and Nature Parks, the Instituto de Turismo Responsable (ITR) and the Loro Parque Fundación on Tenerife, Canary Islands.

Information:
The INSULA International Scientific Council for Island Development founded in 1989 and based in the UNESCO building in Paris is an international non-profit non-governmental organisation. With a network of diverse

research institutes and ex-perts INSULA pursues the goal of contributing to the economic, social and cultural progress of islands throughout the world and of promoting the protection of their environment and their sustained development. INSULA cooperates with the EU Commission, UNESCO and other prominent international organisations.
www.insula.org

TUI AG owns 79 tour operator brands throughout Europe with customers totalling 21 million annually. The Group has around 3,200 travel agencies, 35 incoming agen-cies and seven airlines with more than 100 aircraft. The hotel portfolio includes 279 hotels with a capacity of around 165,000 beds. In Croatia TUI is represented with two RIU hotels on the island of Brac and holds a majority interest in the incoming agency Gulliver Travel.
www.tui-group.com, www.tui-environment.com, www.gulliver.hr

2,348 characters

TUI
Aktiengesellschaft

TUI News
Investor Relations

2007 DEC 17 A 11:25

Voting rights in TUI Aktiengesellschaft

Disclosure pursuant to section 25 para. 1 of the German Securities Trading Act

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 16 August 2006 The AXA S.A., 25, Avenue Matignon, 75008 Paris, France, has informed us that they exceeded the threshold of 5 % of the voting rights in TUI Aktiengesellschaft, Hanover, on 5 August 2006 and at this point in time held 5.07 %. This is attributable to AXA S.A. in accordance with section 21 para. 1, section 22 para. 1 sentence 1 no. 6 in connexion with section 22 para. 1 sentence 2 of the German Securities Trading Act.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

TUI News
Investor Relations

TUI achieves 15.4 per cent turnover growth in Q2 / Increase in earnings by tourism / Considerable decline in earnings by shipping

Hanover, 10 August 2006. TUI AG has significantly increased its turnover in the second quarter of 2006. In the second quarter, turnover by the tourism division grew by 4.3 per cent to 3.64 billion euros (2005: 3.49 billion euros). Due to the integration of CP Ships, turnover by the shipping division rose by 109.8 per cent to 1.61 billion euros (2005: 765 million euros). At 5.3 billion euros, turnover by the continuing operations (tourism, shipping and central operations) thus climbed by 22.1 per cent year-on-year (4.34 billion euros). Overall, Group turnover totalled 5.42 billion euros, up 15.4 per cent year-on-year (4,7 billion euros).

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
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www.tui-group.com

'The second quarter was characterised by a positive trend in tourism and a negative freight and cost development in shipping, the scope of which had not been expected', says TUI's CEO Dr Michael Frenzel. While the tourism division improved significantly, earnings by the shipping division were considerably down. In the second quarter, tourism increased its earnings (EBITA) to 152 million euros (2005: 116 million). In shipping, in contrast, earnings dropped substantially to -41 million euros year-on-year (91 million euros). Earnings comprised one-off expenses of 30 million euros for the integration of CP Ships. Overall, TUI reports earnings of 89 million euros (2005: 204 million euros) for the continuing operations in the second quarter. Adjusted for the earnings of disposals and the cost of the integration of CP Ships, earnings by divisions totalled 111 million euros in the second quarter of 2006 (previous year 215 million euros).

Frenzel stresses the fact that the tourism division has improved in particular in the Central and Northern Europe sectors. This was due to the three factors price quality, integrated control system and the seasonal effect of Easter falling into the second quarter this year. Earnings increased by 78.4 per cent to 66 million euros (2005: 37 million euros) in the Central Europe sector and by 13.2 per cent to 43 million euros (2005: 38 million euros) in the Northern Europe sector. Frenzel: 'Our strategy said price quality before volume growth. And this strategy has worked.'
At Group level, booked tourism turnover is up 0.6 per cent year-on-year and customer numbers are up 2.3 per cent.

Despite this slight increase in bookings the integrated control system has led to higher occupancy rates for group-owned airlines and hotel companies. 'This proves, once again, that our integrated model works well,' says Frenzel. In contrast, the earnings trend in the Western Europe sector is not yet satisfactory, with still negative but slightly improved quarterly earnings of -3 million euros (2005: -5 million euros).

The development in the shipping division was characterised by declining freight rates and high costs. In particular the oil price-induced drastic increase in bunker costs had a negative impact. Operating earnings therefore dropped significantly year-on-year. Without the high one-off restructuring costs half-year earnings would have been positive. TUI's CEO upholds his positive assessment of the status of the integration of CP Ships. Frenzel says: 'The integration process is currently progressing faster than originally expected and has shown additional earnings enhancement potential. Instead of the originally expected earnings improvements of 180 million euros as of 2008, we are now aiming to achieve synergies of 220 million euros. Most of these synergies shall be realised already in 2007.'

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
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investor.relations@tui.com
www.tui-group.com

Outlook

TUI's CEO Frenzel expects the development of earnings (EBITA) by the tourism division to improve in the 2006 financial year. The Central Europe sector is expected to generate significantly higher earnings, despite one-off expenses incurred for the current efficiency programme. In the Northern Europe sector, earnings in the UK will benefit from the restructuring programme implemented in 2005 and improvements in flight operations. The Western Europe sector is also expected to create an improvement in earnings.

In shipping, earnings in the 2006 financial year will be influenced by the integration of CP Ships into Hapag-Lloyd Container Linie. Most of the integration costs of around 100 million euros will be incurred in 2006. Although volumes are developing positively it is expected that the shipping division will fall significantly short of last year's high earnings.

Under the current external business conditions TUI assumes that the shipping division will still be able to generate positive earnings in the full year.

TUI AG
Investor Relations
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30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

The debt situation has developed positively. In spite of the acquisition of CP Ships the level of debt could be improved compared to last year and was reduced to 2.9 billion euros.

From today's perspective TUI AG aims at dividend continuity.

Turnover by divisions

€ million	Q2 2006	Q2 2005	H1 2006	H1 2005	Var. %
Tourism	3,641.5	3,492.8	6,152.1	6,008.5	+ 2.4
Central Europe	1,554.8	1,414.8	2,459.7	2,354.4	+ 4.5
Northern Europe	1,235.2	1,229.5	2,149.9	2,124.7	+ 1.2
Western Europe	710.5	666.2	1,236.4	1,197.2	+ 3.3
Destinations	137.1	121.1	238.4	210.3	+ 13.4
Other tourism	3.9	61.2	67.7	121.9	- 44.5
Shipping	1,605.8	765.4	3,245.4	1,434.0	+ 126.3
Central operations	54.4	84.0	104.6	127.9	- 18.2
Continuing operations	**5,301.7**	**4,342.2**	**9,502.1**	**7,570.4**	**+ 25.5**
Trading	123.0	249.6	401.0	495.5	- 19.1
Special logistics	–	109.5	–	216.1	–
Discontinuing operations	**123.0**	**359.1**	**401.0**	**711.6**	**- 43.6**
Turnover by divisions	**5,424.7**	**4,701.3**	**9,903.1**	**8,282.0**	**+ 19.6**

Earnings by divisions (EBITA)

€ million	Q2 2006	Q2 2005	H1 2006	H1 2005	Var. %
Tourism	152	116	69	- 62	n. m.
Central Europe	66	37	- 36	- 47	+ 23.4
Northern Europe	43	38	- 49	- 59	+ 16.9
Western Europe	- 3	- 5	- 39	- 24	- 62.5
Destinations	38	44	44	69	- 36.2
Other tourism	8	2	149	- 1	n. m.
Shipping	- 41	91	- 66	123	n. m.
of which operating result	- 11	91	4	123	- 96.7
of which integration costs	- 30	–	- 70	–	–
Central operations	- 22	- 3	16	- 56	n. m.
Continuing operations	**89**	**204**	**19**	**5**	**+ 280.0**
Trading	- 2	11	18	28	- 35.7
Special logistics	–	49	–	62	–
Divestments	–	–	5	–	–
Discontinuing operations	**- 2**	**60**	**23**	**90**	**- 74.4**
Earnings by divisions (EBITA)	**87**	**264**	**42**	**95**	**- 55.8**
Earnings of disposals	+ 6	+ 37	+ 155	+ 37	+ 318.9
CP Ships integration costs	- 30	–	- 70	–	–
Revaluation of conversion options	–	+ 12	+ 15	- 15	n. m.
Adjusted EBITA	**111**	**215**	**- 58**	**73**	**n. m.**

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Consolidated profit and loss statement

€ million	Q2 2006	Q2 2005	H1 2006	H1 2005	Var. %
Turnover	5,301.7	4,342.2	9,502.1	7,570.4	+ 25.5
Other income	154.4	195.7	462.4	349.2	+ 32.4
Change in inventories and other own work capitalised	3.1	- 13.9	7.3	- 8.0	+ 191.3
Cost of material and purchased services	4,027.3	3,059.3	7,226.5	5,415.3	+ 33.4
Personnel costs	631.4	539.2	1,244.8	1,069.1	+ 16.4
Depreciation and amortisation	167.3	113.5	336.9	225.8	+ 49.2
Impairment	15.8	- 0.5	16.9	4.5	+ 275.6
Other expenses	543.9	623.5	1,172.6	1,193.0	- 1.7
Financial income	42.3	37.6	112.3	67.3	+ 66.9
Financial expenses	94.1	85.3	198.6	184.6	+ 7.6
Result from companies measured at equity	10.9	8.9	15.9	13.9	+ 14.4
Earnings before taxes on income	**32.6**	**150.2**	**- 96.3**	**- 99.5**	**+ 3.2**
Income taxes	- 10.7	32.8	- 30.8	- 12.0	- 156.7
Result from continuing operations	**43.3**	**117.4**	**- 65.5**	**- 87.5**	**+ 25.1**
Result from discontinuing operations	- 4.5	31.6	13.0	47.2	- 72.5
Group profit	**38.8**	**149.0**	**- 52.5**	**- 40.3**	**- 30.3**
- attributable to shareholders of TUI AG	28.2	146.2	- 65.9	- 46.6	- 41.4
- minority interests	10.6	2.8	13.4	6.3	+ 112.7

Earnings per share

€	Q2 2006	Q2 2005	H1 2006	H1 2005	Var. %
Basic earnings per share	+ 0.11	+ 0.82	- 0.26	- 0.26	0.0
Diluted earnings per share	+ 0.11	+ 0.76	- 0.26	- 0.26	0.0

Detailed overview of Q2

Tourism

In the second quarter, the **Central Europe** sector (Germany, Austria, Switzerland and airlines Hapagfly and Hapag-Lloyd Express) recorded an increase in customer numbers of 11.8 per cent to 2.99 million (2005: 2.67 million). The development of business in Germany contributed essentially to the turnover growth by the sector. In the second quarter, turnover grew by 9.9 per cent to 1.55 billion euros

(2005: 1.41 billion euros). Earnings rose significantly year-on-year. In the second quarter, they totalled 66 million euros, up 78.4 per cent year-on-year (37 million euros).
This development was due to the fact that Easter was in mid-April and thus fell into the second quarter this year. The tour operation business associated with the Easter break therefore shifted into the second quarter in comparison with 2005. Moreover, income from two aircraft sale-and-lease-back contracts of 10 million euros was generated; at the same time, however, expenses of 11 million euros were incurred in the framework of the restructuring programme for efficiency enhancement.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
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www.tui-group.com

In the **Northern Europe** sector (UK, Ireland, Nordic countries and airlines Thomsonfly (charter and scheduled flights) as well as TUIfly Nordic), the number of customers travelling with tour operators in this sector totalled 1.88 million in the second quarter, down 3.6 per cent year-on-year (1.95 million). Turnover, in contrast, rose due to an increase in prices of tours offered by tour operators and totalled 1.24 billion euros in the second quarter (2005: 1.23 billion euros). Due to the overall good performance of the UK, earnings by the Northern Europe sector increased. The restraint in bookings related to the Soccer World Cup was offset partly by an improvement in the performance of Thomsonfly. In the second quarter, earnings grew by 13.2 per cent to 43 million euros (2005: 38 million euros).

In the **Western Europe** sector (France, Belgium, Netherlands and airlines Corsair, TUI Airlines Belgium, TUI Airlines Nederland), the number of customers was 1.14 million in the second quarter (2005: 1.14 million) and thus matched 2005 levels. Turnover climbed by 6.6 per cent to 711 million euros in the second quarter (2005: 666 million euros). Earnings by the Western Europe sector were – 3 million euros in the second quarter and thus rose year-on-year (- 5 million euros). The development of earnings was affected in particular by the weaker business in France, where demand in the travel market was impaired by the persistently difficult market environment. This was mainly due to the Chikungunya fever in Réunion. Demand for this long-haul destination, which is relevant for tour operator Nouvelles Frontières and airline Corsair, declined strongly. In addition, there was an overall restraint in bookings due to the Soccer World Cup.

Turnover in the **destinations** sector (incoming agencies and hotel companies) climbed to 137 million euros (2005: 121 million euros) in the second quarter. Earnings by the sector totalled 38 million euros in the second quarter, down 13.6 per cent year-on-year (44 million euros). This was due to restrained bookings of tours to Turkey and Egypt. The RIU Group, in contrast, recorded a significant increase in its operating earnings.

TUI AG
Investor Relations
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30625 Hannover

Telefon +49(0)511 566-1425
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Shipping

In the second quarter of 2006, the shipping division achieved turnover of 1.61 billion euros, an increase of 109.8 per cent. This growth resulted from the integration of CP Ships and growth in transport volumes in individual trade lanes. CP Ships contributed 706 million euros to quarterly turnover. The transport volume in the shipping division rose to 1.287 million standard containers (TEU) in the second quarter of 2006. Of this total, 0.792 million TEU were related to Hapag-Lloyd Container Linie and 0.495 million TEU to CP Ships. The average freight rate generated in the second quarter was 1,303 USD/TEU for Hapag-Lloyd, down 1.8 per cent year-on-year (1,327 USD/TEU). This was primarily due to the decline in freight rates in the Far East trade lane, the highest-volume trade lane operated by Hapag-Lloyd. For CP Ships, the rate stood at 1,632 USD/TEU, up 4.1 per cent year-on-year (1,568 USD/TEU).
Compared with the first quarter of 2006, freight rates declined by 0.7 per cent (previous quarter 2006: 1,312 USD/TEU) for Hapag-Lloyd and by 3.0 per cent (previous quarter 2006: 1,682 USD/TEU) for CP Ships.

While turnover grew year-on-year, charter rates rose more strongly than in 2005 and both container lines recorded oil price-induced increases in bunker costs in all trade lanes. Operating earnings therefore declined year-on-year. The cost increases were not offset by the increase in transport volumes. In addition, one-off expenses of 32 million euros were incurred in the framework of the integration of CP Ships in the second quarter of 2006. At – 41 million euros (2005: 91 million euros), earnings by the shipping division were significantly down year-on-year.

Discontinuing operations

Discontinuing operations (trading and, in 2005, special logistics) posted turnover of 123 million (2005: 359 million euros) in the second quarter. The decline was attributable, among others, to the divestments in the special logistics sector in 2005. Following the divestment of the trading activities of PNA in May 2006, TUI no longer has any discontinuing operations.

Note concerning the reporting indicator EBITA

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

With the beginning of the 2006 financial year, the reporting indicator 'earnings by divisions' was converted to earnings before interest, taxes and amortisation of goodwill (EBITA). The figures reported for the corresponding quarter in 2005 were restated and carried accordingly.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

Ad-hoc announcement according to § 15 WpHG (German Stock Trading Law)

TUI AG: TUI releases key figures for the 2nd quarter 2006 and changes forecast for the shipping division in 2006

Hanover, 9 August 2006

Key figures for the 2nd quarter 2006

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

The TUI Group has increased turnover by the continuing operations to 5.3 billion euros (previous year 4.3 billion euros) in the second quarter 2006. Earnings by the continuing operations (EBITA) dropped to 89 million euros (previous year 204 million euros). Whilst the tourism division improved earnings to 152 million euros (previous year 116 million euros), earnings at the shipping division were significantly lower than expected at -41 million euros (previous year 91 million euros). This development was due to the expected one-off costs for the integration of CP Ships into Hapag-Lloyd as well as lower freight rates and oil price-induced higher costs which could not be offset by an increase in transport volumes.

Change of forecast for the shipping division in 2006

As the aspired increase of freight rates in the second quarter and in July 2006 could not fully be realised, the aggravated cost situation will also negatively impact earnings in the second half of the year, in particular due to higher bunker costs and the cost of land-based transport. Therefore, TUI now expects the shipping division to undercut significantly the high earnings levels of the previous year. From today's perspective, given the current external framework the shipping division is still expected to generate positive earnings despite high one-off integration costs.

In tourism it is still expected that earnings for the financial year 2006 will be higher year-on-year. This also applies even excluding the effect of the positive gain from the disposal of the business travel activities.

Overall, earnings (EBITA) for the continuing operations (tourism, shipping and central operations) in 2006 are expected to decline year-on-year.

TUI will publish detailed information on the earnings report for the first half-year 2006 on 10 August 2006. The report will be available at www.tui-group.com from 08:00 a.m. CEST onwards.

Address:
TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

List of stock exchanges:
Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hannover, München, Stuttgart

ISIN codes:
DE000TUAG000
DE0003659884
DE0002913894
XS0191794782
XS0191795672
XS0195307367
DE000TUAG059
XS0237431837
XS0237433700
XS0237435317
XS0237436711

End of ad-hoc notice

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

<u>TUI Deutschland:</u> presentation of winter brochures 2006/2007

TUI Deutschland: positive earnings development / holiday prices remain stable in the winter season / strong product expansion in long haul holiday segment / dynamic flight prices for Spanish mainland / planned TÜV certificate for travel agencies

Hanover, Antalya, 28 July 2006. TUI, Germany's leading tour operator, is expecting a good earnings result this year in its home market despite a slight downturn in sales for the ongoing summer season. According to TUI Deutschland CEO Dr Volker Böttcher, this is due to a strategy based on stable sales prices. "For us respectable profit development is more important than volume growth," says Böttcher at the launch of TUI's winter brochures in Turkey. Compared with last year TUI is currently registering growth of 3.6 per cent in the number of customers. Booked turnover is currently 1.7 per cent down compared to last year's figure. The strong growth of low-fares airline Hapag-Lloyd Express accounts for the improvement in customer figures. For the winter season starting on 1 November Böttcher announced the introduction of dynamic pricing for the Spanish mainland and a quality initiative in the travel agencies. The prices for holidays in the most important sun and beach winter destinations, Egypt and the Canary Islands, will be slightly lower compared with the previous year.

Capacity adjustment and stable prices mean improved aircraft load factors

The head of TUI Deutschland pointed out that a moderate capacity planning was being implemented during the current summer season. The aim is to achieve higher occupancy rates for group hotel beds and aircraft seats. Böttcher: "What is crucial is not the incremental increase in turnover or market share but what is left over at the end." The improvement in the load factor for TUI's own airline is currently about 2 percentage points higher than last year. "Assuming external factors don't spoil developments, we will deliver respectable profits at the end of the year," adds the head of TUI Deutschland.

Winners this summer season: Italy, Spain, long haul holidays and city breaks

The traditional holiday countries are particularly popular with Germans in the ongoing summer season. In the medium-haul flight segment the winner this year is Italy with a gain in guest volume of some 25 per cent and Malta with an increase of six per cent. The two major Spanish destinations, the Balearics and the Canary Islands, managed to improve on last year's very high guest-figures with growth of one per cent. Böttcher stressed that the growth in sales for TUI's two most important destinations is currently stronger than growth in the number of guests. Equally positive is the development of holidays in Germany itself. For holidays and travel in Germany TUI is registering an increase in bookings of some 22 per cent. TUI Deutschland CEO Böttcher regards the strategy in long-distance holidays and city breaks as a success story. Both travel segments are currently booming and are being further developed by TUI systematically. Compared with the previous year the number of city breaks has risen by about 20 per cent. The long haul holiday segment is now growing at about 29 per cent. Particularly outstanding is the development of the Southeast Asian destinations such as Thailand (+198 per cent), Maldives (+60 per cent) and Sri Lanka (+44 per cent). TUI Deutschland will be expanding both the city breaks as well as the long haul holiday segments further in its winter programme, generating further growth.

The losers this summer season include the North African countries and Turkey. Böttcher ascribed this to the avian flu and the cartoon controversies. "Precisely at the crucial early booking time at the start of the year, when families with school-aged children decide where to go, avian flu and the cartoon controversies dominated the media. That had a negative impact on the booking situation."

Winter holiday prices stable / Holiday on the Canary Islands cheaper

The price development for the coming winter season is quite differentiated. Taking all holiday segments into account prices remain stable. Böttcher: "The good news for sun worshippers is: holidays in Egypt, Turkey and the Canary Islands will be cheaper than last year." Accordingly, the prices for holidays in Turkey have dropped by three per cent and in Egypt and the Canary Islands by 1.5 per cent. The Canary Islands and Egypt account for almost a quarter of all bookings for the winter season. Holiday trips using private cars are getting slightly more expensive owing to the increase in value

added tax. Holiday travel in Germany costs on average two per cent more. In the winter sports destination Austria prices are up by some 2.5 per cent. On the other hand, in the long haul holiday segment travel prices are subject to more significant rises. "This is where the jet fuel price, which remains at a record level, is making itself felt," says Böttcher. As a result the price of holidays is up three per cent on Mauritius, seven percent in Vietnam and eight percent in Kenya.

In the coming winter season TUI is again counting on the attraction of wide-ranging early booker discounts. There are basically three ways of benefiting from the early booker reductions. The first 50,000 customers receive a 50 euro extra discount as a reward for booking early. In addition, TUI also offers the so-called target-date-based early booker discount for almost all beach hotels and most circular tours – the amount varies, depending on the hotel and destination. As a rule these early booker benefits apply to bookings made by 31 October at the latest. For all those who cannot decide by this deadline TUI has – and this is exclusive – the 60-day price discount. Some 230 hotels offer early booker discounts on the basis of booking the holiday at the latest 60 days before the start of the holiday trip. Both the target-date-based early booker discount and the 60-day can be combined with the 50-euro extra discount. For those who make up their minds early this can translate into savings of, for instance, up to 175 euros per person per week for a holiday on Grand Canary.

Dynamic flight prices announced for the Spanish mainland

For the Spanish mainland TUI is launching a novelty on the tour operator market. For the first time holidaymakers can benefit from the changing ticket prices offered by the airlines on package holiday flights, e.g. to the Costa del Sol. The background for this new product is the significant change in customer behaviour. "For the south of Spain the share of component-based holidays already makes up sixty per cent," says Böttcher. With regards to flight-only offers these holidaymakers are already accustomed to more favourable prices when booking early and higher prices for making a booking at short notice. TUI will be bundling the actual ticket prices from the airlines for a particular day with a hotel arrangement to create a package. The basic prices for packages will continue to be shown in the brochure. Böttcher: "With dynamic flight prices the basic prices may drop by as much as 100 euros." At the same time, taking too long to decide to make a booking can also mean that a holiday

becomes more expensive, especially if the price for the flight ticket rises due to high demand.

Major product expansion in the long haul holiday segment

In the coming winter season, TUI is continuing its long-distance holiday strategy with another major expansion. New to the programme are, for example, separate brochures for holiday destinations in the Indian Ocean and Latin America, as well as a special "stars brochure" for long-haul destinations.

TUI is bundling the best holiday hotels in the world for upmarket customers in this brochure. New destinations for the winter season include Zanzibar and Rwanda in Africa, Borneo in Malaysia and Tierra del Fuego with Cape Horn in South America. In addition to the classical package and component holidays, TUI has, compared with the previous year, expanded above all the circular tour and discovery packages. New, for example, is a safari following the trail of the mountain gorillas of Rwanda or an adventure trip on the Pan Americana road from Panama to South Argentina.

Quality initiative for travel agencies

TUI has announced a quality initiative for more than 1,000 of its travel agencies in Germany. Following the launch of the first internal quality programme, the travel agencies are going through a certification process operated by TÜV Süd. Since April they are being tested for, e.g. technical competence, advisory skills, and customer satisfaction. The test, specially developed by TÜV Süd, lasts many hours and includes anonymous test purchases and surveying 10,000 TUI customers. "We are the quality leaders on the German market and are committed to our quality claim. Holidays start with the booking in the travel agency and we want to be the best here, too," says TUI Deutschland CEO Böttcher. The results of the tests by TÜV Süd are expected in the middle of August.

TUI Investor Relations:

Björn Beroleit, Telefon +49 (0)511 – 566 1310

Nicola Gehrt, Telefon +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

TUI-News
Investor Relations

Björn Beroleit appointed director of Investor Relations

Hanover, 3 July 2006. Björn Beroleit (37) took over as the new director of Investor Relations on 1 July 2006. He succeeds Peter Szymanski, who is retiring after 35 years in the group.

After graduating in business administration, Beroleit began his professional career in 1995 in TUI AG's finance section. Since 2000 he has been responsible for investor relations activities. In his new position he reports directly to CFO Rainer Feuerhake.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20060626_Pay_agreement.html

Pay agreement reached between German TUI Airlines and pilots' association "Cockpit" Negotiated result paves way for future growth in Germany

Hanover, June 26, 2006

Pilots of the airlines Hapagfly and Hapag-Lloyd Express have accepted a new remuneration package. Some 75 percent of the members of pilots' association "Cockpit" voted in favour of the package. The voting turnout was almost 91 percent.

"I am very pleased that this settlement will now enable us to grow based on a competitive cost structure," said Christoph Mueller, Flight division chairman of TUI AG and chairman of the Hapagfly board.

The agreement, which is valid till 31 December 2008, centres on a uniform salary scale for all pilots flying for the charter airline Hapagfly as well as the low-cost airline Hapag-Lloyd Express (HLX). The new remuneration package will give all cockpit crew salary increases with a simultaneous increase in efficiency.

This agreement lays the foundation for further growth of the two German TUI airlines. For 2007 the fleet of currently 50 aircraft will be enlarged by at least three Boeing 737-700s. The extra aircraft are to be operated on HLX routes.

989 characters

Contact:
Robin Zimmermann, phone +49(0)511 566-1488

TUI
Aktiengesellschaft

TUI-News
Investor Relations

TUI Deutschland optimises its distribution and production structures

Hanover, 14 June 2006. TUI aims to enhance the efficiency of its distribution and production structure in order to further boost its competitiveness in Germany and thus expand its market leadership. The key measure involved is the merger of its tour operation and distribution activities into a single powerful marketing entity. In future, all high-volume brands (TUI, 1-2-FLY and Airtours) as well as distribution will be operated under one central organisation. Therefore,, a legal merger of the 1-2-FLY, Airtours International and TUI Leisure Travel Management companies will take place 'Both the planning, production, control and marketing of all brands will then be managed by one single management body. This will enable us to leverage synergies, respond significantly faster to market changes and offer the market even more selective products', says Dr Volker Böttcher, head of TUI Deutschland.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Up to 400 jobs will be cut in the framework of the new structure. The first stage of the personnel reduction scheme will largely affect the top and middle management levels at TUI Deutschland GmbH. The job losses are intended to be effected in a socially compatible way. As Böttcher points out: 'We will identify further synergy potential following the completion of the merger. At the end of the process, the entire organisation will be considerably leaner and more efficient. This will make us more powerful and will put us in a position to meet the challenges of the future'.

TUI had already started to launch the strategic restructuring of its business in Germany at the beginning of the year. 'The measures now initiated in Germany are part of our Group-wide cost reduction and efficiency enhancement programme in TUI AG's tourism division', emphasizes TUI's CEO Dr Michael Frenzel. Following an optimisation of business processes in the UK market in 2005, TUI now focuses on its business in Germany, as had already been announced at the Annual General Meeting in early May. Frenzel: 'By 2008, the progressive implementation of the entire set of measures will result in total efficiency and cost improvements worth around 210 million euros for the Group, including around 50 million euros generated in the German market'.
In future, the management of TUI Deutschland will comprise three members.
Dr Volker Böttcher, the head of TUI Deutschland, will be in charge of the high-volume

business (traditional sun & beach holidays). Henrik Homan, the head of finance TUI Deutschland, will also be in charge of the specialty business (long-haul tours, city breaks, self-drive tours, self-catering holidays). Christoph Müller will continue to be in charge of the airline business in the source market. In addition, the operative business will be managed by four operational heads. The purchasing, product and brochure production operations will be managed by Ralf Horter.
Dr Ingo Burmester will be in charge of pricing, control and marketing, besides his functions at Hapagfly. Hasso von Düring will be in charge of all distribution operations in Germany. These three managers will directly report to Dr Volker Böttcher. The activities in the so-called specialty business will be managed by Kirsten Feld-Türkis, who will directly report to Henrik Homan. TUI AG's two German airlines will continue to be managed by Christoph Müller (Hapagfly) and Roland Keppler (Hapag-Lloyd Express), as before.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20060529_Environment_Award.html

TUI presents International Environment Award in Tenerife to the Instituto de Túrismo Responsable and the Loro Parque Fundación

Hanover/Tenerife, May 29, 2006

This year's TUI International Environment Award goes to two organisations in Tenerife. The accolade, which is accompanied by a prize worth in each case 10,000 euros, is awarded to the Instituto de Túrismo Responsable (ITR) and the Loro Parque Fundación. "Both initiatives in their own special way protect nature and the environment, biological and cultural diversity, and therefore directly and indirectly benefit this island and its population, increasing the future opportunities for Tenerife," stated Dr. Michael Iwand, Director of Group Environmental Management at TUI AG, praising the commitment and efforts shown by the two prizewinners.

In his speech at the presentation of the award in the capital of Tenerife he singled out the ITR's programmatic approach to the biosphere, its system of continuous improvement for holiday hotels and its extremely effective international dialogue on tourism, sustained development and cultural diversity at world level as reasons for its receipt of the award. He continued that the Loro Parque Fundación deserved the accolade in particular for its worldwide projects and domestic research programmes on the protection and maintenance of threatened species and biological diversity. Exceptional private financial expenditures had made this possible, along with masterful communication and educational efforts in connection with sustained quality tourism.

TUI's International Environment Award, which was conferred for the first time in 1991, is presented to environmental and nature protection organisations or outstanding interregional initiatives which make a decisive and exemplary contribution to the protection and maintenance of nature and the environment in World of TUI holiday destinations. Past prizewinners have included local environmental initiatives from Turkey, Greece, Kenya and Minorca, as well as the "Blue Flag" campaign conducted by the Foundation for Environmental Education (FEE), the International Commission for the Protection of the Alps CIPRA, and EUROPARC, the Federation of Nature and National Parks of Europe.

2.004 Zeichen

Press Contact
Kuzey Alexander Esener, Tel. +49(0)511 566-1487

Backgroundinformation
The Instituto de Túrismo Responsable (ITR), which is connected to UNESCO, was founded in 1995 with the aim of implementing measures and programmes for contributing to sustained development within the tourism industry. The ITR promotes touristic models which contribute effectively to the maintenance and protection of the cultural and natural heritage of the host destination regions.

www.biospherehotels.org

Loro Parque Fundación is a non-government, non-profit organisation. Since 1994 the Foundation has engaged in efforts worldwide to promote the preservation of threatened species of parrot and their habitats. Its head office is located in the Loro Parque, a leading zoological garden in Tenerife. www.loroparque-fundacion.org

TUI AG comprises 79 tour operator brands in Europe with more than 21 million customers annually. The TUI Group has around 3,200 travel agencies, 35 incoming agencies and seven airlines with more than 100 aircraft. The portfolio of hotel interests encompasses 279 hotels with a total capacity of around 165,000 beds.
www.tui-group.com, www.tui-umwelt.com

High level of attendance at TUI AG Annual General Meeting
All items on the Agenda passed with strong majority

Hanover, Germany, 10 May 2006. Today's 47th Annual General Meeting of the Group held in the Congress Centrum Hannover was attended by approximately 3.200 shareholders and shareholder representatives as well as 255 guests and members of the press. They represented 94,615,075 shares corresponding to capital of 241,268,441.25 euros (37.74 percent).

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

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The Agenda included the new election of the Supervisory Board. The Chairman of the Supervisory Board, Dr. Jürgen Krumnow, former member of the Executive Board of Deutsche Bank AG, was confirmed in office for five years. All shareholder representatives were also confirmed in office. As new members of the Supervisory Board the Annual General Meeting elected Jean Claude Baumgarten, President of the World Travel & Tourism Council, and Sepp Dieter Heckmann, Chairman of the Executive Board of Deutsche Messe AG.

The resolution to amend the object of the company in order to reflect the increased significance of the shipping business was approved, as were the applications to create approved and authorised but unissued capital for future capital measures. This was followed by the anticipatory resolution to issue convertible and/or warrant bonds, profit participation rights and/or profit-sharing bonds. In addition, the Executive Board was authorised to purchase own shares in accordance with Article 71 para. 1 No. 8 of the Stock Corporation Act (Aktiengesetz). The amendments to the Articles of Association (voting in the Supervisory Board and restructuring of Supervisory Board remuneration as from the 2006 financial year, change in the period of notice for convening the Annual General Meeting and authorisation of the Chairman of the Meeting to restrict time-wise the right of a shareholder to raise a question or to talk) were likewise passed by a strong majority.

Other items on the Agenda included the presentations of the adopted annual financial statements for the 2005 financial year with the management report as well as the consolidated accounts, the management report on the Group and the report of the Supervisory Board. Resolutions were then passed on the employment of the unappropriated profit and the discharge of the Executive Board and Supervisory Board from responsibility. Finally, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, was appointed by the Annual General Meeting to audit the financial statements for the 2006 financial year.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

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All applications for resolution were accepted with more than 84 percent of votes in favour. The Annual General Meeting was closed at 17:00 hrs by the Chairman of the Supervisory Board of TUI AG, Dr. Jürgen Krumnow.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

TUI-News
Investor Relations

TUI expects higher synergy effects through the integration of CP Ships / Prospect of doubling the shipping result by 2008 / Further investment in own hotels / Sale of steel trading activities completed

Hanover, 10 May 2006. At today's annual general meeting in Hanover, Dr. Michael Frenzel, Chairman of the Board of TUI AG, Europe's leading tourism and shipping group, said that the Group is expecting noticeably increased synergy effects from the integration of CP Ships. "The integration of the CP Ships business in Hapag-Lloyd AG is progressing at a faster rate than expected. We are sure that we will be able to considerably accelerate the integration process", Frenzel said.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

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Fax +49(0)511 566-1096
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www.tui-group.com

Shipping revenue to increase to approximately 650 million euros by 2008

Frenzel is confident that the new Hapag-Lloyd AG will be able to double its earnings by 2008. "Shipping will develop into the second strong pillar for our Group over the next few years" he said. At the same time the TUI boss repudiated criticism that the price paid for CP Ships was too high and that the company was acquired at the wrong time. "The tough competition dictated the time of the acquisition and despite this we did not pay any unreasonable strategic premiums". He continued: "With the expansion of the shipping business, we are reducing the volatility of our results and creating a more balanced earnings structure for the Group."

2006 will be a transitional year for TUI's shipping division in which the integration will be largely completed. Approximately 80 million of the estimated 100 million euros of integration costs will be incurred this year. This means that the integration will be completed more quickly than initially expected. "As things stand we are now expecting synergy effects of 220 million euros from 2008 onwards instead of the 180 million euros originally planned", Frenzel said. In the medium term with stable general conditions the TUI boss believes an earnings level of approximately 650 million euros to be realistic for the shipping sector.

Earnings target for tourism confirmed / Investment in new hotels

In his speech to shareholders TUI boss Frenzel confirmed the earnings target of the Group's tourism division. "A year ago I presented you with an earnings target of approximately 700 million euros for 2008. This is still very much our target". Frenzel

referred to numerous cost saving and efficiency improvement measures to achieve this target. The step-by-step implementation of the measures will result in cost savings of approximatley 180 million euros and around 30 million euros from improved efficiency by 2008. Following optimisation of the business processes on the British market in 2005, TUI is now focusing on business in Germany. According to Frenzel "The 'Pelican' programme decided last year is being implemented according to schedule and is progressing well." Measures to improve efficiency will also focus on the two German airlines Hapagfly and Hapag-Lloyd Express. "The two airlines Hapagfly and HLX can hold their own against European competition thanks to their close ties with tour operators", Frenzel said. The TUI boss went on to say that the cost situation in the airline sector, too, must nevertheless be adjusted to the competitive situation. Measures to reduce material and personnel costs have already been initiated with the aim of reducing the costs for Hapagfly in Germany sustainably by around 30 million euros.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

The Chairman of the TUI Board expects the low-cost airlines in Germany and the UK and the development of innovative new products to yield further increased earnings potential of 120 million euros by 2008. Here, TUI is focusing on the extension of modular production and market leadership in online sales. Frenzel said "We are confident that, in spite of the changing markets, we can increase our market leadership as a globally active, internet-based travel company."

Frenzel announced further investments in the hotel sector. By 2008 the TUI Hotels & Resorts division, already Europe's largest holiday hotel operator, plans to add more than 25,000 new hotel beds. The expansion of the hotel business and incoming agency business will generate additional earnings of 40 million euros.

Frenzel admitted that economic fluctuations and political tension can have an impact on travel plans, however, he said that "Overall, we feel that we may well be able to continue to grow profitably over the next few years and to reach our goal of doubling earnings in the tourism division by 2008".

Successful sale of steel trading activities

During his speech, Frenzel announced that the sale of the US steel trading activities was successfully completed on 9 May 2006. He did not mention the sale price. The divestment will have a positive impact on the result at the end of the first half-year, and in particular will bring about a substantial further reduction in TUI AG's net debt. The PNA Group Inc. was sold to the US-based financial investor Platinum Equity.

Continued dividend of 77 cents per share proposed

At the annual general meeting Frenzel proposed leaving the dividend unchanged at 77 cents per no-par value share. "This means that we will keep a high dividend level", the TUI boss said.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

RECEIVED
2007 DEC 17 A 11:25

Speech by

Dr Michael Frenzel

Executive board chairman

TUI AG

Annual General Meeting

10 May 2006

Hanover

- Check against delivery -

Dear Shareholders,
Ladies and Gentlemen,

Welcome to the TUI AG Annual General Meeting. We are delighted that so many of you could come to Hanover once again this year.

2005 has been a very eventful year for TUI. We have achieved very much, but have not yet arrived at our desired destination. Allow me to begin with an overview of the milestones of the past year:

The main event of 2005 was the acquisition of CP Ships. By purchasing this company, we extended our highly profitable shipping activities and established two strong pillars for the Group. I will come back to this in detail later on. Parallel to this purchase, we were able to optimise our equity position and our financial structure on a sustainable basis:

following the successfully placed capital increase of Euro 1 billion, we were able to increase our equity ratio to 28.5 per cent . I would like to thank those who subscribed to the new shares for their confidence in us. In particular, I would like to emphasise at this point that our Spanish shareholders – the RIU Group, Caja de Ahorros del Mediterraneo and Mr. Matutes' Fiesta Group – who together represent approximately 13 per cent of TUI's equity, and whose interest in TUI is primarily related to tourism, contributed to the capital increase in line with their equity holdings and expressly endorse the strategic development of TUI into a "two-pillar Group".

This, together with the three bonds in the amount of Euro 1.3 billion that were placed successfully following the capital increase, has rendered the Group more "weatherproof". We are now fully financed in the long term and less susceptible to future changes in interest rates. A positive result of this is the credit rating that was assigned to us for the first time during the past year. With this rating, we offer our investors a reliable basis for their investment decisions.

In addition to the sale of the rail logistics business, the year's milestones included the sale of our TQ3 business travel interests, concluded in the first quarter of 2006. This was necessary in the light of the continuing consolidation of this market. TQ3 was not a core business and on our own we were too small – and this in turn led to a real risk of our profitability in this sector being eroded. As can be seen from the quarterly results that were published yesterday, we received a highly attractive price that will have a very positive impact on our overall result for 2006.

Ladies and Gentlemen, you can see that there were many positive developments over the past year. All of this would not have been possible without the committed efforts of our staff, whom I would like to thank – also on your behalf.

That completes the overview – let us now turn to the expansion of the shipping division.

What were our reasons for taking such an important step for the Group?
With this acquisition, we are developing a second division – shipping – that is every bit as strong as the existing tourism division. In recent years, our container shipping business has proved itself to be both profitable and capable of high growth.

In spite of the temporarily difficult market situation in 2002, the company was still able to generate good results.

Over the past few years, we have been able to improve productivity in the container shipping business on a continual basis. Today, there is no doubt that Hapag-Lloyd is one of the most productive and profitable players in the sector.

Since acquiring Hapag-Lloyd in 1997, we have almost doubled our fleet through investments in new ships. With the purchase of CP Ships, Hapag-Lloyd has now moved to the top of the global table.

However, this was not driven by a desire for size, but rather by the expectation that we would be able to significantly improve our profitability in the shipping division.

CP Ships is an excellent company with a well-structured, modern fleet which is complemented perfectly by Hapag-Lloyd.

Owing to its historical business development, CP Ships still has considerable productivity potential that is as yet untapped.

Through the integration of the CP business in Hapag-Lloyd, we will increase the productivity of CP to match the level of Hapag-Lloyd. The integration is progressing at a faster rate than expected. According to current figures, we now expect positive synergy effects of Euro 220 million rather than Euro 180 million as originally estimated. In addition, we are certain that we can accelerate the integration process substantially, and that the key measures will be completed by the end of this year.

If we are able to predict the positive synergy effects with confidence, this is because these effects relate only to controllable cost and efficiency improvement measures. Half of these synergies are attributable to personnel costs and the other half to savings in material costs. Through the integration in the international Hapag-Lloyd network, we were able to reduce the workforce at CP Ships by approximately 2,000. These job reductions were spread widely across the continents. In Hamburg, where we are adapting the Hapag-Lloyd headquarters to cope with the increased volumes, we will create 100 new positions. Incidentally, it is characteristic of the job situation in the UK that we were not able to fill the majority of new positions with staff from the UK to whom these had been offered.

Ladies and Gentlemen, over the next few years, we will see the shipping division develop into a second strong pillar for our Group –
I am wholly convinced of this.

The profitability of the CP Ships business, the expected synergy effects and further organic growth will lead to a significant growth in earnings in 2007 and the following years. Based on the level of earnings in 2005, we expect the new Hapag-Lloyd to be able to double its result by 2008.
And, Ladies and Gentlemen, I would like to add that CP Ships was neither bought at too high a price nor acquired at the wrong time. The acquisition date was predetermined, we were in competition and yet did not pay any unreasonable strategic premiums, but rather focused on the expected profitability of the company without taking into account most of the synergies at that stage.

For the container shipping business, 2006 is a transition year in which the integration process will be largely completed. Some Euro 80 million of approximately Euro 100 million in integration costs will be incurred this year. The impact of the synergy effects will be seen in 2007 and 2008 and there will be a clear increase in earnings in the shipping market, which itself will continue to grow.

To recap:

through the expansion of the shipping business, we have focused Group activities on two strong pillars, tourism and shipping.

This is not a change in strategy, but is rather the systematic continuation of our growth course with Hapag-Lloyd. Since September 2001, our core business – tourism – has become increasingly volatile.

There has been no year in which natural disasters or political unrest have not left their mark on our business. With the expansion of the shipping business, we are reducing the fluctuation of our results and creating a more balanced earnings structure. In short, two pillars are steadier than one.

Our strategy, which is based on this structure, is very clear: the primary objective is to continue to increase the profitability of the Group substantially. This means increasing our earnings in absolute terms, it means creating a balanced earnings structure for tourism and shipping and it means significantly increasing our free cash flow from the larger shipping business.

At this point, I would like to say a few frank words on the share price performance. For all of us – not only for you as our shareholders, but also for my colleagues and myself on the Executive Board – last year's share price performance was somewhat less than satisfactory. We were not able to match the positive development of the Dax. To a certain extent, this is due to technical reasons, such as the dilutive effect from the capital increase, which in itself was an advisable move nonetheless. However, it was also because there was a temporary downturn in shipping at the end of 2005, as we anticipated, meaning that we were unable to achieve the even higher earnings in the tourism division expected by the market. We are confident – and I will return to this point later on in my outlook on 2006 – that we will be able to demonstrate the increasing profitability of our tourism business in 2006. We also believe that, in 2007 and the following years, the

expected positive impact on earnings in the shipping division will be increasingly significant. Profitability in both sectors is high, meaning that there is also clear growth potential for the price of TUI shares. We would kindly ask you to stay with us on this course.

Our plans also provide for an attractive dividend payment in the future. Furthermore, as well as improving share performance, we wish to continue offering an attractive dividend yield.

And how about tourism?

2005 was a mixed year, with both positive and negative developments. Although sales growth in our tourism core business reached 5.8 per cent , earnings growth failed to match our expectations, increasing by a mere 2 per cent to Euro 360 million EBTA. The principal reason for this was an unfavourable and unforeseen development in France. While all other markets continued to develop positively, we fell substantially short of our earnings targets in France.

After incurring a high one-off expenditure in the first half of 2005 in connection with the fleet renewal of our French airline – Corsair – the sociopolitical unrest in France towards the end of the year had a very negative effect on the generally highly profitable Christmas business. Customers of Corsair which organises flights to former French colonies overseas live in the affected suburbs and did not travel. We reacted to the situation and have currently reduced our capacity considerably; an

in-depth restructuring programme is in place to restore our French business to profitability in 2006.

We were also successful in the other major markets. Earnings in the Central Europe source market sector increased by over 33 per cent to Euro 83 million, while in the Northern Europe sector, earnings increased by as much as 40 per cent to Euro 109 million. In the Destinations sector, earnings grew by 18 per cent to approximately Euro 169 million. Without the unexpectedly high loss in the French source market, our tourism earnings increased by 17 per cent , which clearly illustrates that the negative developments in France are largely responsible for our failure to attain our higher earnings target.

All in all, the future looks very promising for our tourism business. Our integrated business model is proving its worth, as can be seen from the high share of earnings attributable to our hotel business.

We are the clear market leader in Europe and will continue to build on this position.

We are also rather proud of the fact that, in 2005, TUI was once again identified as the brand trusted most by customers. This is both an incentive to live up to this high standard and an obligation to do so.

The European markets are experiencing further growth and this is generally expected to continue.

However the market is changing – the trend towards modular booking in particular is reshaping our business. This market change is being driven by the internet. The European online travel market has grown by an average of 50 per cent in recent years and currently accounts for some 15 per cent of the overall market.

We are at the forefront of this development. Last year, our online turnover grew at the same rate as the market and currently accounts for 15 per cent of our turnover as well. If we add to this our other direct turnover, in particular turnover from call centre activities, direct sales already make up some 20 per cent of our turnover, a trend that is set to continue dynamically.
In the UK, we are market leader in online sales with a share of 12 per cent.

In Germany too, our websites have a market share of roughly 18 per cent . Ladies and Gentlemen, you can see from these figures that, rather than being taken unawares by the future, we are one of the main forces that are actively shaping it.

Ladies and Gentlemen,
we are now involved in all stages of value creation, from sales to hotels. This means that we can safeguard the quality of our products as well as improving our margins considerably. The degree to which we use in-house resources rather than outsourcing varies widely from country to country and is adjusted every year as part of our plans.

Flexibility and competitiveness are the key factors determining the degree of integration.

Our tourism strategy is clearly defined:

we are confident that, in spite of the changing markets, we can increase our market leadership as a globally active, internet-based travel company.

We are strengthening the new distribution channels, modularising more of our products and also expanding into new source markets and product fields. This is not an end in itself, but rather aims to return our sustainable profitability to the high level we had achieved before the terrorist attacks of 2001.

Last year, I presented you with an earnings target of approximately Euro 700 million for the tourism business in 2008 and outlined the individual measures for reaching this target. This is still very much our target.

The most important measures are those concerned with optimising costs and efficiency. At present, we have identified an improvement potential of Euro 210 million, which we plan to implement gradually by 2008. Of this figure, Euro 180 million comes from cost savings and approximately Euro 30 million from improved efficiency.

In 2005, we took extensive measures to optimise business processes in England in 2005, which involved reducing the workforce by 2,000

people. This year, the main focus will be on improving efficiency in the German market. The programme for Germany finalised last year is being implemented according to schedule and is progressing well. As part of a project entitled "Pelican", our efforts are directed towards making the organisation even more lean and efficient. Business processes will change radically.

- Our performance optimisation will also focus on our German airlines. In Hapag-Lloyd Flug and HLX we have two airlines that can hold their own against European competition thanks to their close ties with tour operators. HLX has developed extremely well and is set to record a very positive result in 2006. However, in the flight operations sector we must also adapt our cost situation to the increased competition. The ongoing programme for reducing personnel and material expenditure aims to cut costs at Hapag-Lloyd by over Euro 30 million on a sustainable basis.

- Comparable programmes are also being implemented in other markets, such as France, which I mentioned earlier.

With these cost reduction and efficiency improvement measures, we will bring about cost savings of Euro 210 million in 2008, which will improve our profitability considerably.

In addition to increasing profitability in the source markets, we see further potential in the Hotel and Destinations sectors. Through additional investments in new hotels and incoming agencies, we can

further increase the share of earnings attributable to this part of our value creation in the tourism sector.

With the introduction of over 25 thousand new beds by 2008, we are increasing the profitability of the hotel sector continually and strengthening our network of agencies in the destinations, which will generate additional earnings of up to Euro 40 million.

Lastly, we will also profit from the fact that the investments in innovative products that we have begun to make in recent years are now bearing fruit. Our low-cost airlines in Germany and the UK are also growing in profitability and will make a steadily increasing contribution to earnings in 2008.

The further growth of our internet business also makes a contribution to increased profitability. By 2008, we expect our new products and services to yield increased earnings of up to Euro 120 million in total.

Overall, we feel that we may well be able to grow profitably over the next few years while reaching our goal of doubling earnings in the tourism division by 2008.

Needless to say – Ladies and Gentlemen – we cannot rule out the risks associated with business development: economic fluctuations, terrorist attacks, political tension or regional epidemics can have a negative impact on earnings. We learnt this the hard way in France in 2005. Our business cannot be taken for granted but must prove itself anew everyday. Nonetheless, travelling and holidays remain a basic human

requirement and – as readily confirmed by all international studies – tourism is a growth industry. Our challenge is to grow profitably with efficient business models – I have attempted to illustrate this for you in outlining our potential for increasing profitability.

It is quite clear from my comments that our core business model of an integrated travel company is here to stay. However, this is not written in stone, but rather is simply a model for earning more money through increased added value – in other words, with a greater degree of in-house production. We will continue with this insofar as it proves effective, which requires that our cost structures remain competitive.

The sluggish earnings experienced by internet portals in the USA demonstrate the limitations of pure sales models that do not have any in-house capacity of their own. Only players who have constant control of all the stages of the tourism value-added process, who determine the quality of products and who offer exclusive products in addition to high-volume products and services – only these players will be successful in the long term and will create the level of value expected by the capital markets. Our English tour operator Thomson demonstrated impressively that it is possible to bring together old and new worlds successfully. Thanks to its own strong products, Thomson is well ahead of new economy providers in the UK and is set to increase its lead even further.

When I spoke earlier about the acquisition of CP Ships, I mentioned the medium-term development of the shipping business.

In 2007, we will have harnessed over two-thirds of the synergy potential of Euro 220 million and these savings will help us to improve our earnings substantially. We feel that an earnings level of Euro 650 million for the shipping sector is realistic as of 2008 if freight rates continue to develop in a stable way. This means that the tourism and shipping divisions will make a roughly equal contribution to the Group's earnings.

In addition to the effects from the integration of CP Ships that I have already addressed, our anticipated earnings in the shipping division are based on solid investment planning. Over the next few years, organic growth will be our main area of focus. Several weeks ago, another ship with a capacity of 8,750 TEU – the Chicago Express – was delivered to us. Ships of this size are currently the most modern units. In total, this year and next year we will have increased our fleet by 14 new ships: 5 from the 8,750 TEU class and 9 medium-sized units with a slot capacity of 4,250 TEU.

Accordingly, it can be said that we are achieving solid organic growth and will continue to do so.

The shipping division also includes the cruise business. Hapag-Lloyd Kreuzfahrten is primarily active in the premium and luxury segment, focusing mainly on themed and exhibition tours. We are particularly proud of our flagship – the MS EUROPA – which has been voted the world's best cruise ship once again. This area of business is profitable and we will outperform the previous year again in 2006. However, until

now we have never operated in the fast-growing volume market using our own ships. The exception in this regard is in the English market, where Thomson marketed four chartered cruise ships with approximately 5,300 beds with profitable results.

Cruises are growing in popularity and market research findings confirm that the TUI brand also has great appeal for customers in the German cruise market. Accordingly, we will realign the cruise business and look for openings in the volume segment, including the German market.

Ladies and Gentlemen,
As you can see, we are working on a variety of tasks, concepts and attractive new projects. The strategic guidelines – strengthening the tourism division and developing the shipping division – are being implemented resolutely. Our targets are based on a variety of individual plans – they are challenging but realistic. By reaching these earnings targets, our Group will achieve a medium-term return on capital employed of 15 per cent , thereby creating a high level of value. That completes our look at the medium-term development.

To conclude, I would like to take a look at the first quarter of the current year before presenting an outlook on 2006 as a whole. The report for the first quarter of 2006 was published yesterday.

All in all, the beginning of 2006 was as we had anticipated it. In the tourism sector, the operating result was satisfactory in view of the fact that this year the profitable Easter business falls into the second

quarter. In the first quarter, there were one-off gains in the amount of Euro 144 million resulting from the sale of business travel interests. This is an excellent result which surpasses market expectations substantially as well as reflecting our successful operating activities of the last three years, in which we restructured this area completely.
In the shipping division, we expensed almost Euro 40 million provisions for the planned reduction of the workforce by 2,000. Leaving aside these one-off expenditures and the non-cash purchase price allocation, our operating result in the new unit is on a par with the previous year, thanks to the high profitability of CP Ships.

And now for my outlook on 2006:

In the tourism division, we expect there to be an invigorating level of bookings for the summer. However, booking behaviour in last year's winter season indicated a proportionate increase in short-term bookings, so bookings for the early summer months of May and June can also be said to be good. This will continue in the following months. Our capacities have been geared towards this development, particularly in the case of air travel. Due to the absence of one-off expenses incurred in 2005, notably restructuring costs in the UK, to a significant decline in start-up losses incurred by Thomsonfly, the absence of one-off expenses relating to the fleet renewal in France and the positive effects of the cost and efficiency improvement measures, we expect a significant increase in earnings in the tourism division in 2006. Given that bookings for the summer are still at an early stage, we cannot yet put a figure on earnings for 2006.

In the shipping division, the anticipated fall in freight rates occurred at the beginning of the year. However, a turnabout is expected in rates and we assume that freight rates will rise again if freight volumes continue to increase. Accordingly, we were able to increase freight rates in the Far East for the first time in April – the next increase has been announced for July. Our volume growth of 13per cent was higher than expected, a development that enables us to enforce our price increases. However, owing to the one-off expense in the amount of Euro 80 million relating to the integration of CP Ships and to the incremental depreciation to be recognised for the first time on the CP Ships assets acquired – i.e. purchase price allocation – we will probably not be able to match the previous year's performance in the shipping division.

Of course, the overall outlook on the results of 2006 is still affected by the uncertainties associated with business development. Today, we can safely say that 2006 will be a year in which we lay the foundations for a sweeping and sustainable improvement in earnings – including those of the Group as a whole – in 2007 and in the following years.

Ladies and Gentlemen,
TUI is well on course. Our strong pillars – tourism and shipping – stand for increasing earnings, stable dividends and sustainable growth. We will make every effort to ensure that this is also reflected in sustainably increasing share prices.

Thank you very much for your attention.

Speech by

Rainer Feuerhake

CFO

TUI AG

Annual General Meeting

10 May 2006

Hanover

- Check against delivery -

Ladies and Gentlemen,

I would also like to welcome you most cordially to today's Annual General Meeting. Following Dr. Frenzel's observations, I would now like to elaborate on a few points regarding the 2005 consolidated financial statements.

New IASB accounting standards

The presentation of the consolidated profit and loss statement and balance sheet – which I will look at in more detail shortly – differs from earlier annual financial statements. This is because there are a number of revised or newly issued financial reporting standards from the IASB (International Accounting Standards Board) that are now mandatory. Other standards that do not become binding until 2006 have also been applied already in order to enhance the continuity of the financial statements.

One factor that has a considerable impact on our consolidated financial statements can be found in the summary of earnings from discontinuing operations, which is now required to be presented as a separate item of the profit and loss statement. Accordingly, the assets and liabilities of the discontinuing operations are also reported as a separate balance sheet item [IFRS 5].

Furthermore, we are required to implement a review of residual values, depreciation methods and useful lives on an annual basis [IAS 16]. In this connection, we have – among other things – adjusted the useful life of the Hapag-Lloyd container ships to 25 years, the general international standard that is also used by CP Ships.

With regard to recognition of pension obligations, cover shortages relating to pension obligations have been recognised directly in equity as of 2005 [IAS 19].

Furthermore, the interest portion of the measurement of pension obligations is no longer carried under personnel expenses but is shown under financial expenses.

In order to enhance comparability, the figures from 2004 have been restated accordingly [IAS 8].

That completes my comments on the new IASB accounting standards, so let us now turn to the results of Group operations and also take a closer look at a number of points on the profit and loss statement.

Profit and loss statement

Group turnover increased by 12 per cent from Euro 1.9 billion to Euro 18.2 billion. Material costs, personnel costs, depreciation and amortisation increased with the growth in turnover. The balance – i.e.

the operating result – remains virtually unchanged at Euro 584 million [previous year: Euro 590 million, -1 per cent year-on-year)].

After deducting the balances of the financial result and the result of companies measured at equity – Euro 198 million – EBTA of the continued operations was Euro 386 million in 2005. This corresponds to a year-on-year decline in earnings of Euro 35 million – or 8 percentage points – largely because interest expenses were Euro 28 million more than in the previous year.

Breaking down divisional results to the individual operative sectors, the earnings situation is as follows:

Earnings in the tourism division were Euro 360 million. This was a slight improvement, but on the whole still fell short of our expectations. This – as Dr. Frenzel has already explained – was due to the high level of one-off operative expenses in 2005.

The result of the shipping division was on a par with the previous year's level at Euro 279 million. Owing to the first-time consolidation, the positive operating result of CP Ships for November and December did not contribute to the Group's earnings.

The result of the central operations sector, which essentially includes the corporate centre functions of TUI AG and the Group's real estate business, fell to Euro -253 million. This is because the figure for the

previous year contains a one-off income item stemming from the finalisation of real estate sales.

Let us now leave the earnings development within the individual sectors and look at the Group as a whole once again.

In spite of the slight decline in the divisional results, the total tax expense increased to Euro 87 million, a year-on-year rise of Euro 32 million. This is attributable in part to higher tax payments by hotel companies but primarily to an increase in deferred tax expenses in the French source market.

In total, this results in earnings after tax of Euro 299 million for continuing operations, corresponding to a decrease of some Euro 66 million year-on-year. As indicated above, this fall is due in equal parts to the less favourable financial result and the increased income tax expense.

The result of the discontinuing operations is on a par with the previous year's level at Euro 196 million. This contains the result from the Group's ordinary activities in the special logistics and trading sector and from the sale of VTG last December.

Accounting for the aforementioned earnings from discontinuing operations, the final Group profit amounted to Euro 495 million. The (basic) earnings per share decreased accordingly by 68 cents to its current level of Euro 2.28 per share.

To round off my comments on the key earnings figures, I would like to take a look at the level of profitability achieved. Return on Invested Capital (ROIC) – defined as the earnings before interest, tax and amortisation in relation to the interest-bearing capital – fell by 2.2 percentage points to 9.9 per cent when adjusted for unusual income from disposals. Compared to our current cost of capital of 8.0 per cent, this resulted in an excess return of 1.9 per cent, which, in absolute terms, corresponds to a positive contribution of approximately Euro 133 million for the financial year 2005.

I would now like to leave the results of Group operations and move on to significant changes in the balance sheet.

Balance sheet/Debt

The balance sheet total increased by approximately Euro 3 billion or 24 per cent to Euro 15.3 billion. The primary reason for the asset growth was the consolidation of the CP Ships Group since 25 October 2005.

At the same time, equity rose by approximately Euro 1.7 billion. This increase – over 50 per cent of the increase in the balance sheet total – results from the capital increase, the issue of hybrid capital and the net allocation to revenue reserves netted against the recognition of underfunded pension obligations.

As a result of this development, the proportion of the balance sheet total represented by equity increased by 7 percentage points year-on-year to 28.5 per cent. Accordingly, it was possible to improve our equity ratio by over 10 percentage points since the financial year 2000 within the framework of the Group restructuring process. Furthermore, equity is now approximately Euro 600 million higher than consolidated goodwill.

In my view, an examination of our balance sheets in the long-term indicates clearly that: "The transformation process of your TUI Group has resulted in a solid financial foundation."

Remaining with the question of financial stability, I would like to touch upon the Group's debt situation. The net financial position increased by some Euro 0.5 billion to Euro 3.8 billion in the financial year 2005.

This increase is due to the acquisition of CP Ships, netted off against the increase in own funds. There was an increase of approximately Euro 0.6 billion in the financial obligations not reported in the balance sheet. After adjusting for the additions in the amount of Euro 0.9 billion stemming from the consolidation of CP Ships, the sale of VTG resulted in a decrease of Euro 0.3 billion.

In the first quarter of the current financial year 2006, we can already report a further improvement in our net debt situation following the sale of our business travel interests to Dutch company BCD Holdings N.V.

In addition, net debt was reduced even further by the sale of our steel trading activities – Preussag North America (PNA) – which was finalised yesterday.

That completes my overview of the 2005 consolidated financial statements.

Thank you for your attention.

TUI
Aktiengesellschaft

TUI-News
Investor Relations

RECEIVED
2006 DEC 17 A 11:57

Michael Behrendt and Peter Rothwell appointed to the Executive Board of TUI AG

Hanover, 10 May 2006. The supervisory board of TUI AG today appointed Michael Behrendt (shipping) and Peter Rothwell (tourism) as ordinary members to the Executive Board of the Group with immediate effect. „This new management structure accommodates the two-pillar strategy of the Group which was implemented last year", comments Dr. Michael Frenzel, CEO of TUI AG. „The increased importance of the shipping division requires a tight operative integration into the work of the executive board, which we now ensure with Michael Behrendt", he added.

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With regards to the tourism division, TUI CEO Frenzel pins his hopes on a management structure which overlaps the source markets. „Our competition operates globally and employs technology cross-nationally. Therefore, we need cross-national management structures, too". Peter Rothwell, as Chief Operating Officer, will bundle resources in the various markets and find uniform solutions for the challenges of the national markets. In addition to his executive board membership Rothwell will remain responsible for the source market Northern Europe.

The executive board of TUI AG now comprises six members. Apart from Dr. Michael Frenzel as Chief Executive Officer, Rainer Feuerhake as Chief Financial Officer and Dr. Peter Engelen as Executive Board member in charge of Human Resources and Legal Affairs, Sebastian Ebel will be responsible for the Controlling division as well as for the two capital-intensive Flight and Hotels businesses.

<u>Contact:</u>

Björn Beroleit, phone +49 (0)511 – 566 1310
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Significant turnover growth in Q1 due to expansion of shipping

Overall increase in earnings by divisions

Hanover, 9 May 2006. TUI has generated significant turnover growth due to the expansion of its shipping division and achieved a year-on-year increase in earnings by divisions. Group turnover in the first quarter 2006 reached 4.48 billion euros and was up 25.1 per cent from last year (3.58 billion euros). Earnings by divisions (EBITA) improved 73.4 per cent to -45 million euros (previous year -169 million euros). Due to the typical seasonal nature of the tourism business, the first quarter regularly closes at negative results.

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Considerable increase in turnover by continuing operations year-on-year

In the first quarter of 2006, the turnover generated by the TUI Group's continuing operations (tourism, shipping, central operations) totalled 4.20 billion euros, up 30.1 per cent year-on-year (3.23 billion euros). This growth was facilitated by the addition of the business of CP Ships to the shipping division (+145.2 per cent). Turnover of the tourism division nearly reached the previous year's high level.

In the first quarter of 2006, the **discontinuing operations** (trading and special logistics) reported turnover of 278 million euros, down 21.1 per cent year-on-year. The decline resulted from the complete divestment of the special logistics sector in 2005. The trading sector, in contrast, generated turnover growth of 13.1 per cent.

New reporting indicator EBITA

With the start of the 2006 financial year, the reporting indicator 'earnings by divisions' was converted to earnings before interest, taxes and amortisation of goodwill (EBITA), as already announced. The figures for the 2005 reference quarter were adjusted and restated accordingly.

Increase in earnings by continuing operations due to special income

In the first quarter of 2006, earnings of the continuing operations tourism and shipping as well as central operations grew by 64.8 per cent to –70 million euros (last year: -199 million euros). This was in particular attributable to the 53.4 per cent earnings growth in tourism.

The increase resulted from the book profit from the divestment of the business travel activities of the TQ3 Group. Earnings by central operations also rose due to the realisation of proceeds from a real estate sale transaction.

In the first quarter of 2006, **earnings of the discontinuing operations** trading and special logistics dropped by 16.7 per cent year-on-year to 25 million euros (last year: 30 million euros) since the special logistics sector was no longer included. The trading sector achieved earnings growth of 17.6 per cent year-on-year to 20 million euros.

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At – 169 million euros, earnings by divisions (EBITA), adjusted for unusual expenses and income and the revaluation of conversion options from the convertible bond issued in 2003, required under IAS 39 in combination with IAS 32, fell by 19,0 per cent year-on-year (-142 million euros). Unlike last year, unusual income and expenses had to be accounted for in the first quarter of 2006. They totalled +109 million euros. One-off income was carried in particular due to the book profits from the divestment of the business travel operations, while unusual expenses were incurred in the framework of the integration of CP Ships into Hapag-Lloyd Container Linie.

Year-on-year growth in tourism

In the first quarter of 2006, 3.73 million customers purchased tourism products of the TUI Group (last year: 3.87 million). At 2.51 billion euros, turnover by the division fell slightly short of last year's level (2.52 billion euros). Earnings were negative due to the seasonal cycle of the business. Apart from that, the Easter business with its strong guest volumes as well as sales volumes fell into the first quarter last year. Due to the book profits from the disposal of the business travel operations earnings rose 53.4 per cent to -83 million euros year-on-year (last year: -178 million euros).

In the **Central Europe** sector (Germany, Austria, Switzerland as well as airlines Hapagfly and Hapag-Lloyd Express), the business trend was weaker than in 2005. The number of customers dropped to 1.71 million (last year: 1.73 million). At 905 million euros, turnover fell 3.7 per cent short of 2005 levels (940 million euros). In absolute figures, this decline was primarily attributable to business in Germany. At –102 million euros (last year: -84 million euros), earnings of the Central Europe sector declined year-on-year. Again, this reflects the postponement of the Easter

business into the month of April. Therefore, charter flight operations in particular did not match the solid earnings generated in 2005. In contrast, Hapag-Lloyd Express matched the 2005 earnings level.

The **Northern Europe** sector (UK, Ireland, Nordic countries as well as airlines Thomsonfly (charter and scheduled flights) and Britannia Airways Nordic) showed an overall positive trend in the first quarter of 2006. The number of customers was 1.21 million, up from 1.18 million in 2005. Turnover grew by 2.2 per cent to 915 million euros (last year: 895 million euros). Growth was recorded both in the UK and the Nordic countries. Earnings by the sector rose by 5.2 per cent to – 92 million euros (last year: –97 million euros). Earnings in the UK rose slightly year-on-year. In the Nordic countries, earnings matched 2005 levels.

TUI AG
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In the **Western Europe** sector (France, the Netherlands, Belgium as well as airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), the number of customers dropped 6.9 per cent to 0.81 million (last year: 0.87 million). Turnover declined by 1.0 per cent to 526 million euros (last year: 531 million euros). This development was attributable to the turnover drop in France. The tour operators of Nouvelles Frontières had reduced their capacities due to the restrained demand for travel in the French market. Besides, the outbreak of the Chikungunya virus on the French Island Territory of Réunion affected bookings for that island which is an important destination for Nouvelles Frontières. Earnings by the Western Europe sector also declined. At –36 million euros, they fell 89.5 per cent short of 2005 levels (-19 million euros). The quarterly results were in particular affected by the earnings by the flight division in the Netherlands. The typical seasonal cost of operating an own airline had not been incurred in the previous year. The flight division had only started operating in the second quarter of 2005.

The late Easter holidays affected business of the **destinations** sector (incoming agencies and hotel companies) quite strongly. Therefore, earnings declined to 6 million euros (last year: 25 million euros).

In the first quarter of 2006, the **other tourism** sector still comprised the business travel activities of the TQ3 Group, which has already been sold, and the IT services companies. These operations generated turnover of 64 million euros (last year: 61 million euros). The closing of the sale of the business travel operations was on 31 March 2006. Besides the operating result, the gain on disposal of 144 million euros was also included in earnings by the Other Tourism sector, which therefore totalled 141 million euros (last year: -3 million euros).

TUI AG
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Negative earnings in shipping due to integration costs, as expected

In the first quarter of 2006, the shipping division (Hapag-Lloyd Container Linie and Hapag-Lloyd Kreuzfahrten, Hapag-Lloyd AG and CP Ships) generated turnover of 1.64 billion euros, an increase of 145.2 per cent. This growth partly resulted from the integration of CP Ships, which contributed 791 million euros to quarterly turnover. A further reason for this increase was the substantial growth in transport volumes of Hapag-Lloyd Container Linie in all trade lanes. As a result, Hapag-Lloyd Container Linie achieved an increase in turnover of 27.0 per cent to 849 million euros (last year: 669 million euros). The transport volume rose to a total of 1.196 million standard containers (TEU), including 0.699 million TEU for Hapag-Lloyd Container Linie and 0.497 million TEU for CP Ships. The average freight rate generated in the first quarter was 1,312 US dollars/TEU for Hapag-Lloyd, falling only 0.5 per cent below the high level of 2005 (1,318 US dollars/TEU). For CP Ships, the rate was 1,682 US dollars/TEU, up 9 per cent year-on-year (1,543 US dollars/TEU).

This turnover growth was accompanied by a relatively stronger increase in charter rates year-on-year and oil price-induced increases in bunker costs. In addition, one-off expenses of 40 million euros arose in the framework of the integration of CP Ship in the first quarter of 2006, so that earnings by the shipping division totalled –25 million euros. In operative terms, the sector reported earnings of 15 million euros.

Turnover and earnings growth in central operations

Central operations (corporate centre functions, real estate companies, industrial activities) reported turnover of 50 million euros (last year: 44 million euros). Earnings rose to 38 million euros (last year: -53 million euros) due to the realisation of proceeds from the sale of industrial property, effected in previous years.

TUI AG
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Discontinuing operations

The discontinuing operations comprised the **trading sector**, completely divested in February 2006, with the steel service companies of Preussag North America, Inc. (PNA). Their turnover was 278 million euros, down 21.1 per cent year-on-year (353 million euros) since the turnover of the special logistics sector, divested in December 2005, was no longer included. The trading sector recorded an increase in turnover of 13.1 per cent. Earnings by the discontinuing operations declined by 16.7 per cent to 25 million euros (last year: 30 million euros) for the same reason. In the first quarter of 2006, they only included earnings by the trading sector of 20 million euros and proceeds related to the settlement of the former energy sector, carried under divestments.

Prospects – satisfactory start to the financial year

The core businesses tourism and shipping have seen an overall satisfactory start to the 2006 financial year. In tourism, an overall steady recovery is emerging, with the large markets Germany, the UK and France showing uneven trends. Group-level bookings for the 2005/2006 winter season, which ended in April, amounted to 6.6 per cent in terms of customer numbers and 3.1 per cent in terms of booked turnover. Overall, bookings for the 2006 summer season have started off as expected. At Group level, bookings are currently 1.6 per cent up in terms of customer numbers and 0.9 per cent up year-on-year in terms of booked turnover. Following a slow start, the UK has seen a steady improvement in bookings. In Germany, the travel business is expected to pick up substantially after the FIFA World Cup, in line with past experience with regards to large sports events.

In France, booking numbers reflect the overall restrained demand in the travel market which, however, is gradually picking up again. The discontinuation of significant restructuring costs from previous years as well as the consistent implementation of cost reduction and efficiency improvement programmes, are the foundation for the expected improvement of earnings in tourism.

Faster integration in shipping / Significantly higher synergies

In shipping, the integration of CP Ships into Hapag-Lloyd Container Linie will significantly affect earnings (EBITA) in 2006. The integration process will be

accelerated and will be mostly completed already by 2006. In 2006 most of the integration costs will be incurred. Based, among others, on the development of freight rates in individual trade lanes, in particular in Asian transports, the persistently high bunker costs and short-term charter rates, the container shipping division will probably not reproduce the high earnings levels achieved in 2005. At 220 million euros as of 2008, synergies will be significantly higher than initially expected.

TUI AG
Investor Relations
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30625 Hannover

Telefon +49(0)511 566-1425
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investor.relations@tui.com
www.tui.com

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20060425_Egypt_2.html

Update:Information from TUI on the explosions in Egypt Holidays amended free of charge for the summer season up to 6 May

Concerning the German source market

Hannover, April 25, 2006

TUI has reacted to yesterday's attacks in Dahab. Customers who have booked a holiday on the Sinai peninsula (destination airport Sharm el Sheikh) in the summer season from May to October 2006 can change their holiday up to 6 May free of charge. Relatives of holidaymakers currently in the area as well as customers who will be flying within the next 48 hours to the Sinai peninsula can obtain information by phoning the

TUI telephone hotline 0511 – 567 8000

Guests with departures at a later time are asked to contact their travel agency or internet booking office.

TUI has as an initial reaction cancelled all daily excursions on the Sinai peninsula. According to the latest information all TUI guests in the destination are safe and unharmed. At present there are 200 German holidaymakers with TUI in the Dahab region as well as 200 other guests on holiday with TUI's European subsidiaries. The situation among TUI holidaymakers in the destination is calm. Up to now four guests have expressed a wish to prematurely terminate their holiday. TUI will comply with this wish and make appropriate arrangements in today's flights. During the night and this morning all TUI customers about to travel to the Sinai peninsula were informed by the airport service points about the explosions as well as about the latest security advice issued by the German Foreign Office. Customers who no longer wanted to spend their holiday on the Sinai peninsula have had their bookings amended at no charge. In its current brochure TUI has three hotels on offer in the Dahab region.

879 keystrokes

Contact for the press:
Robin Zimmermann, phone +49 (0)511 566 1488 Stefanie Rother, phone +49 (0)511 566 1432

TUI
Aktiengesellschaft

http://www.tui-group.com/en/pressemedien/press_releases/2006/20060426_Egypt_3.html

TUI – Up to now only isolated requests to change holidays

Concerning the German source market

Hannover, April 25, 2006

Up to now TUI's tour operators have received only isolated requests to change or cancel holidays following yesterday's terrorist attacks in Dahab. Of the 450 holidaymakers originally booked, 410 started out today for their holiday on the Sinai peninsula. All flights to Egypt will be operated according to schedule. Currently some 7,700 Germans are on holiday with TUI in Egypt, of which about 200 are in the Dahab region. Four customers in Dahab prematurely ended their holiday today.

This morning TUI decided on a ruling for people who want to change their holiday. Customers who have booked a holiday on the Sinai peninsula (destination airport Sharm el Sheikh) in the summer season from May to October 2006 can change their holiday up to 6 May free of charge. Amendments can be made either in travel agencies or through the internet booking office.

In its current holiday brochure TUI offers three hotels in the Dahab region. Since this morning it is clear that no TUI guest was immediately affected by the terrorist attacks. All customers destined for the Sinai peninsula will be informed up to 8 May by TUI about the events in Dahab and given the latest travel advice issued by the German Foreign Office.

1.079 keystrokes

Contact for the press:
Robin Zimmermann, phone +49 (0)511 566 1488
Stefanie Rother, phone +49 (0)511 566 1432

TUI closes sale of TQ3 business travel division

TUI AG
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Hanover/Bremen, 31 March 2006. TUI has closed the sale of its business travel activities, operating within its wholly owned subsidiary of TQ3 Travel Solutions Management Holding GmbH. Following the necessary approvals of the cartel authorities the closing of the sale took place on 31 March 2006. The business travel activities were sold to the Dutch BCD Holdings N.V. Through the sale TUI places this division, which does not belong to its tourism core business, within a future-oriented business travel management company. It is intended to continue the current cooperation between TQ3, which is being renamed into BCD Travel, and the incoming agencies of TUI in the future. "The planned cooperation between TUI and BCD will benefit both parties", Sebastian Ebel, member of the executive board said.

TQ3 Travel Solutions is the leading provider of intelligent and innovative business travel management. BCD Holdings is a private Dutch company founded in 1975 by John A. Fentener van Vlissingen, now chairman of the holding company. The company focuses its activities on the travel services sector, which are offered above all through its wholly owned subsidiary WorldTravel BTI and in Financial Management Services.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310
Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

RECEIVED
2006 DEC 17 A 11:57

TUI successfully closes the 2005 financial year / Increased turnover in core businesses tourism and shipping / Higher tourism earnings / Record levels in shipping

TUI AG
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Hanover, 22 March 2006. TUI AG has successfully completed the 2005 financial year. The Group's core businesses tourism and shipping continued the positive trend of the previous year. Turnover in the tourism division rose 5.8 per cent to 14.1 billion euros, outperforming the global travel market. A similar growth rate was posted by Group EBITA which rose by 20.1 million to 365.2 million euros. At 2 per cent, EBTA growth was relatively lower, due, among others, to an increase in interest expenses. In shipping, turnover grew by 42.7 per cent to 3.8 billion euros. EBITA rose 6 per cent to 317.9 million euros. Taking EBTA as an indicator, earnings totalled 279 million euros and almost matched the previous year's record level (280 million euros).

Overall Group turnover by divisions stood at 19.6 billion euros, an increase of 8.7 per cent year-on-year. Earnings by divisions (EBITA) were 849 million euros (previous year: 912 million euros). This was partly due to a rise in interest expenses incurred by central operations and a decline in profits by the discontinuing operations available for sale. On an EBTA basis, earnings by divisions totalled 633 million euros (previous year: 680 million euros). Adjusted for unusual expenses and income as well as the divestments, earnings (EBTA adjusted) totalled 486 million euros, compared to 532 million euros in 2004.

Application of new IFRS standards

Several new binding IFRS accounting standards have been applicable since 1 January 2005. This has led to a different presentation and measurement of a number of items in the profit and loss statement and the balance sheet in the financial statements for 2005. The comparative figures for 2004 were restated accordingly. This is the last time that the year-on-year comparison was based on EBTA; in future, reporting will shift to EBITA (before interest), as is increasingly customary in the financial markets.

Improved earnings in tourism / Exceptional strain in source market France

In the 2005 financial year, earnings by the tourism division totalled 360 million euros, up 2 per cent on 2004 (353 million euros). In the same period, turnover climbed 5.8 per cent to 14.1 billion euros. This trend was largely attributable to the Central Europe sector which increased earnings by 33.3 per cent to 83 million euros, the Northern Europe sector which posted earnings of 109 million euros (+40.4 per cent) and the destinations sector (earnings growth of +17.9 per cent to 169 million euros). This trend more than offset the loss in the Western Europe sector of – 10 million euros and the reduction in the profit contribution by the 'Other tourism' sector. In the Western Europe sector, the source market France showed a loss, falling significantly short of expectations in the 2005 financial year. The main factor impacting results was the country's domestic situation. The riots in the French suburbs led to substantial declines at the end of the year, in particular in the highly profitable Christmas business. A futher factor adversely impacting results were the expenses for restructuring measures and the costs associated with the renewal of Corsair's Boeing 747 fleet in flight operations. 'Adjusted for the unexpectedly high loss in source market France, earnings by tourism rose 17 per cent. That is why I am basically satisfied with the development of tourism', said TUI's CEO Dr. Michael Frenzel. A comprehensive restructuring programme was initiated for France to bring the source market back into the profit zone in 2006.

TUI AG
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Shipping continues growth path

The shipping division which comprised Hapag-Lloyd Container Linie and Hapag-Lloyd Kreuzfahrten as well as CP Ships, included in consolidation from the date of acquisition, 25 October 2005, to 31 December 2005, benefited from persistently high worldwide demand for container transport and thus continued on its positive trend. Turnover grew 42.7 per cent to 3.8 billion euros. This included 0.6 billion euros of turnover generated by CP Ships. Earnings by the shipping division matched expectations, reproducing the record level of 2004 (280 million euros) at 279 million euros.

Central operations

Central operations (corporate centre functions, real estate companies, remaining industrial activities) posted a turnover of 270 million euros (previous year: 284 million euros) in the 2005 financial year. Earnings by central operations totalled – 253 million euros in 2005 (previous year: - 212 million euros). Earnings were adversely affected by the formation of provisions and the result of the valuation of the conversion option for the 2003 convertible bond.

TUI AG
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Discontinuing operations

Discontinuing operations, trading and special logistics, recorded a turnover of 1.4 billion euros in the 2005 financial year, 19.3 per cent down year-on-year. Earnings, including the proceeds from disposals, dropped to 247 million euros. This was due to the reduction in the profit contribution of the trading sector.

Development of net debt

The Group's net debt stood at 3.8 billion euros on 31 December 2005 (previous year: 3.3 billion euros). This development substantially reflected the acquisition of CP Ships.

Prospects

TUI AG maintains its medium-term earnings goals for tourism. A further improvement in earnings is targeted in 2006. In particular in the large source markets Germany, UK and France, earnings have benefited from the cost-cutting and efficiency improvement programmes initiated in previous years. In shipping, the programme to integrate CP Ships is progressing according to plan. The announced operating cost synergies of 180 million euros will be partly achieved by 2007 and will be fully realised by 2008. In view of the freight rates, in particular in transport operations in Asia, it will be difficult to repeat the good earnings of 2005 in 2006. Based on the

higher expectations for sales in both tourism and shipping, Group turnover may increase up to 22 billion euros. The proceeds from the divestment of the US steel subsidiary and the business travel operations, which are expected to be realised in 2006, will be used to achieve a further significant reduction in the Group's net debt.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

Turnover by divisions

€ million	2005	2004	Var. %
Tourism	14,096.5	13,318.9	+ 5.8
Central Europe	5,749.6	5,384.5	+ 6.8
Northern Europe	4,809.2	4,674.6	+ 2.9
Western Europe	2,753.7	2,505.2	+ 9.9
Destinations	532.5	508.2	+ 4.8
Other tourism	251.5	246.4	+ 2.1
Shipping	3,834.2	2,686.7	+ 42.7
Hapag-Lloyd	3,222.2	2,686.7	+ 19.9
CP Ships	612.0	–	n. m.
Central operations	269.6	283.6	- 4.9
Continuing operations	**18,200.3**	**16,289.2**	**+ 11.7**
Trading	1,002.9	971.5	+ 3.2
Special logistics	415.4	785.5	- 47.1
Discontinuing operations	**1,418.3**	**1,757.0**	**- 19.3**
Turnover by divisions	**19,618.6**	**18,046.2**	**+ 8.7**

Earnings by divisions

€ million	2005	2004	Var. %
Tourism	360.0	352.9	+ 2.0
Central Europe	82.5	61.9	+ 33.3
Northern Europe	109.2	77.8	+ 40.4
Western Europe	- 9.6	39.5	n. m.
Destinations	169.3	143.6	+ 17.9
Other tourism	8.6	30.1	- 71.4
Shipping	278.5	279.6	- 0.4
Hapag-Lloyd	281.0	279.6	+ 0.5
CP Ships	- 2.5	–	–
Central operations	- 253.0	- 211.9	- 19.4
Continuing operations	**385.5**	**420.6**	**- 8.3**
Trading	62.8	81.2	- 22.7
Special logistics	150.5	156.7	- 4.0
Divestments	34.0	21.5	+ 58.1
Discontinuing operations	**247.3**	**259.4**	**- 4.7**
Earnings by divisions (EBTA)	**632.8**	**680.0**	**- 6.9**
Unusual expenses and income	149.3	132.3	+ 12.8
Revaluation of conversion rights	- 2.2	+ 15.9	n. m.
Adjusted EBTA	**485.7**	**531.8**	**- 8.7**

Earnings by divisions before interest (EBITA)

€ million	2005	2004	Var. %
Tourism	365.2	345.1	+ 5.8
Central Europe	65.9	46.6	+ 41.4
Northern Europe	102.9	73.0	+ 41.0
Western Europe	- 2.6	44.0	n. m.
Destinations	185.2	148.1	+ 25.1
Other tourism	13.8	33.4	- 58.7
Shipping	317.9	299.8	+ 6.0
Hapag-Lloyd	308.6	299.8	+ 2.9
CP Ships	9.3	–	–
Central operations	- 94.0	- 11.8	n. m.
Continuing operations	**589.1**	**633.1**	**- 6.9**
Trading	67.3	86.9	- 22.6
Special logistics	158.6	170.8	- 7.1
Divestments	34.0	21.5	+ 58.1
Discontinuing operations	**259.9**	**279.2**	**- 6.9**
Earnings by divisions before interest (EBITA)	**849.0**	**912.3**	**- 6.9**
Unusual expenses and income	149.3	132.3	+ 12.8
Revaluation of conversion rights	- 2.2	+ 15.9	n. m.
Adjusted EBITA	**701.9**	**764.1**	**- 8.1**

Consolidated profit and loss statement

€ million	2005	2004	Var. %
Turnover	18,201.3	16,293.3	+ 11.7
Other income	602.5	655.0	- 8.0
Change in inventories and other own work capitalised	- 3.2	+ 12.0	n. m.
Cost of materials and purchased services	12,900.3	11,216.6	+ 15.0
Personnel costs	2,304.2	2,198.3	+ 4.8
Depreciation and amortisation	505.1	438.5	+ 15.2
Impairment of fixed assets	18.3	4.0	n. m.
Other expenses	2,489.4	2,513.1	- 0.9
Financial income	185.0	161.7	+ 14.4
Financial expenses	421.9	370.6	+ 13.8
Result from companies measured at equity	39.1	39.7	- 1.5
Earnings before taxes on income	**385.5**	**420.6**	**- 8.3**
Income tax	86.9	55.4	+ 56.9
Result from continuing operations	**298.6**	**365.2**	**- 18.2**
Result from discontinuing operations	196.2	206.8	- 5.1
Group profit for the year	**494.8**	**572.0**	**- 13.5**
- Attributable to shareholders of TUI AG	456.7	528.2	- 13.5
- Minority interests	38.1	43.8	- 13.0

Earnings per share

€	2005	2004	Var. %
Basic earnings per share	+ 2.28	+ 2.96	- 23.0
Diluted earnings per share	+ 2.16	+ 2.77	- 22.0

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/ir_news_adhoc_announcements/2006/08032006.html

TUI starts the 2005/2006 travel year with increased bookings Turnover growth in key source markets / Online turnover up by 44 per cent

Hanover/Berlin, March 8, 2006

TUI AG, Europe's leading travel group, has started the 2005/2006 travel year with solid growth. In the current winter business, TUI has recorded Europe-wide growth in booked turnover of 2.4 per cent and an increase in customer numbers of six per cent. For the 2006 summer season, booked turnover and customer numbers are two per cent up on last year's very high levels. 'In the eastern Mediterranean destinations, the start into the summer season was characterised by the bird flu and the cartoons controversy,' said TUI's CEO Dr. Michael Frenzel at the opening of the ITB, the world's largest tourism fair held in Berlin. Frenzel pointed out that bookings are currently shifting from the eastern to the western Mediterranean. 'Spain, our most important destination, currently benefits most strongly from this trend', said Frenzel. At the moment the bookings for Spain for the coming summer season are five percent above last year's figures. TUI's CEO expects booking numbers to pick up again also for other destinations over the next few weeks: 'All economic data in Europe are positive. If the positive sentiment is no longer overshadowed by the external factors, booking numbers will rise again in the short term. We are already observing a positive trend again.' Most evident is the current growth in online turnover. At 1.8 billion euros it was up 44 percent in Europe last year. "We have consolidated our leading market position in the internet above all in the United Kingdom, but also in Germany', continued Frenzel.

Domestic market matches last year's performance with good price levels
In the German market, TUI's tour operators and airlines saw off to a stable start to the new travel year. Currently, booked turnover for the summer in source market Germany is matching last year's good level. Customer numbers are growing slightly by 1.5 per cent. 'The first few booking weeks of the summer season were initially promising', said Dr. Böttcher, head of TUI Deutschland. He pointed out that this positive trend has slowed down again due to the bird flu and the cartoons controversy. According to Böttcher, this trend is currently offset by growth in Spain and Greece. There is also a strong demand for holiday destinations in Italy, Germany, many long-haul destinations in Asia as well as city and wellness trips.

Böttcher underlined the fact that the priority for TUI will be to ensure stable prices in the 2006 summer. 'As market and quality leaders, price quality matters more to us than gaining market shares', said Böttcher.

The head of TUI Deutschland was satisfied with the demand for travel during the Football World Cup. Böttcher: ‚Market researchers have warned us that many Germans will not travel during the World Cup. This forecast has not proven true.' Böttcher expects an additional surge in demand after the World Cup.

Above-average growth in source markets Scandinavia and Benelux

TUI is recording growth in booking numbers for the 2006 summer season in all important source markets in Europe. In the Northern Europe sector, booked turnover is 1.2 per cent up year-on-year. Growth is particularly strong in the source markets in Scandinavia (+10.6 per cent) and Ireland (+5.3 per cent). In the UK, turnover roughly matches last year's figure with prices still at a good level. The current development in the Western Europe sector with year-on-year growth of seven per cent is particularly gratifying. The positive trend is boosted by above-average growth in Belgium (+18.4 per cent) and an increase in bookings in the Netherlands (+7.4 per cent). In contrast, TUI's CEO Frenzel is not yet satisfied with the development of turnover in France (-5.8 per cent). According to Frenzel, the French market is currently struggling with substantial consumer restraint, equally affecting all suppliers. In the Central Europe sector, turnover is slightly up year-on-year (+0.2 per cent). While the Austrian market is still short of last year's level (-8.5 per cent), Switzerland (+18.9 per cent) and the eastern European markets (+24.4 per cent) show above-average growth.

TUI is the no. 1 in direct sales in Europe

Last year, TUI's multi-channel strategy resulted in new record turnover in direct sales. European online sales alone climbed to 1.8 billion euros in 2005. This corresponds to an increase of 44 per cent year-on-year. Frenzel: 'If you include call centres and TV-induced sales, direct sales now account for 25 per cent of turnover in tourism.' According to Frenzel TUI was in January clearly the market leader on the internet with its online offer both in the United Kingdom with 13 per cent and in Germany with 18 per cent market share. TUI expects the German market to trigger further growth stimuli in online sales this year. After the launch of the master brand portal www.tui.com in December bookings in particular for flights and hotels increased significantly. The websites of the two German airlines HLX and Hapagfly are also continuing to be disproportionately successful.

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

For further information please contact:
Björn Beroleit, phone +49 (0)511 - 566 1310
Nicola Gehrt, phone +49 (0)511 - 566 1435

TUI agrees to sell U.S. steel activities to investment firm Platinum Equity

Hanover, Germany, 15 February, 2006. TUI AG has reached an agreement to sell its indirect 100 percent holding in the U.S. steel trading corporation PNA Group Inc. to the U.S. based investment firm Platinum Equity. It was agreed not to disclose the purchase price. The transaction, which is subject to regulatory approval and normal closing conditions, is expected to be completed in the second quarter of 2006. TUI herewith successfully completes the already announced step.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

PNA Group Inc., the business being acquired by Platinum Equity, is based in the U.S. city of Atlanta, Georgia. It comprises three subsidiaries: Feralloy, Infra-Metals and Delta Steel. The group is a regional and national leader in the U.S. steel trading market. It serves its customers across the United States, as well as in Mexico.

Platinum Equity, based in Beverly Hills, California, is a global investment firm founded in 1995 by financier Tom Gores. Since its founding, the firm has completed more than 60 M&A transactions and acquired businesses with more than $11 billion in aggregate annual revenue at the time of acquisition. Its current portfolio of operating companies includes more than 20 independent businesses based primarily in the United States and Europe.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI
Aktiengesellschaft

TUI-News
Investor Relations

TUI AG extends its Executive Committee

Proposal to maintain dividend at 77 cents per share announced

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Hanover, 25 January, 2006. TUI AG, the world's leading tourism and shipping group, extends its Executive Committee. At today's meeting, the Supervisory Board approved the appointment of Adolf Adrion (Shipping), Christoph R. Müller (Flight Operations) and Karl J. Pojer (Hotels & Resorts) as divisional directors to the Group's Executive Committee with immediate effect. 'The renewed increase in the importance of shipping due to the successful takeover of CP Ships will be reflected by the appointment of a second divisional director. In the tourism division, all key elements of our value chain are now represented in the Executive Committee', says TUI's CEO Dr. Michael Frenzel. As before, the Executive Committee also comprises Dr. Volker Böttcher (Tourism Central Europe), Eric Debry (Tourism Western Europe), Peter Rothwell (Tourism Northern Europe) and Michael Behrendt (Shipping).

In addition, there will be a modification of responsibilities within TUI's Executive Board. In future Sebastian Ebel will be in charge of Group Controlling, apart from IT, Central Purchasing and Destination Management.

Furthermore, a dividend proposal of 77 cents per share was announced to the Supervisory Board today for its March meeting, convened for the adoption of the annual financial statements. 'Our aim is to thereby continually uphold the high dividend level', says TUI's CEO. The TUI Group will publish its figures for the 2005 financial year at its annual press conference in Hanover on 22 March, 2006.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui-group.com

Ad hoc-announcement according to § 15 WpHG (German Stock Trading Law)

TUI sells TQ3 business travel division to Dutch BCD

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

Hanover/Bremen, 3 January 2006. TUI AG has reached an agreement to sell its business travel activities, operating within its wholly owned subsidiary of TQ3 Travel Solutions Management Holding GmbH, to the Dutch BCD Holdings N.V. It was agreed not to disclose the purchase price. The sale has yet to be approved by the TUI supervisory board and is also subject to necessary approvals by anti-trust authorities. The business travel market is currently going through a process of global consolidation. This provides TUI with the opportunity of placing this division, which does not belong to its tourism core business, within a future-oriented business travel management company. Promising international prospects will be opened up for the company as well as staff by the purchaser BCD Holdings N.V. Finalisation of the deal is expected in the first quarter of 2006.

Simultaneously, TQ3 and Navigant have agreed to cancel their joint venture with effect from 03 January 2006.

TQ3 Travel Solutions is the leading provider of intelligent and innovative business travel management. BCD Holdings is a private Dutch company founded in 1975 by John A. Fentener van Vlissingen, now chairman of the holding company. The company focuses its activities on the travel services sector, which are offered above all through its wholly owned subsidiary WorldTravel BTI and in Financial Management Services. 80 % of the revenues are generated by business travel, with the rest coming from leisure travel and the financial services companies.

Address:
TUI AG
Karl-Wiechert-Allee 4
30625 Hannover

List of stock exchanges:
Berlin/Bremen, Düsseldorf, Frankfurt, Hamburg, Hannover, München Stuttgart

ISIN codes:
DE000TUAG000
DE0003659884
DE0002913894
XS0191794782
XS0191795672
XS0195307367
DE000TUAG059
XS0237431837
XS0237433700
XS0237435317
XS0237436711

TUI AG
Investor Relations
Karl-Wiechert-Allee 4
30625 Hannover

Telefon +49(0)511 566-1425
Fax +49(0)511 566-1096
investor.relations@tui.com
www.tui.com

End of ad-hoc notice

If we comment on forecasts or expectations in this announcement or if our statements relate to the future, these statements may be associated with known and unknown risks and uncertainties. Actual outcomes and developments may, therefore, deviate significantly from the expressed expectations and assumptions. In addition, the performance of financial markets and exchange rates as well as national and international law amendments, particularly with regard to tax regulations, may have an influence. Except as provided by law, the company assumes no obligation to update future statements.

Contact:

Björn Beroleit, phone +49 (0)511 – 566 1310

Nicola Gehrt, phone +49 (0)511 – 566 1435

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/corporate_governance/report_on_corporate_governance_2006/index.html

- Investor Relations
- > CorporateGovernance
- > CorporateGovernance Report2006

Corporate Governance Report 2006 Recommendations of the German Corporate Governance Code fully implemented.

The actions of TUI AG's management and control bodies are determined by the principles of good and responsible corporate governance. The following corporate governance report is provided by the Executive Board and at the same time on behalf of the Supervisory Board pursuant to sub-section 3.10 of the German Corporate Governance Code.

TUI has consistently based its corporate governance on the recommendations and suggestions of the German Corporate Governance Code. The Executive Board and the Supervisory Board discussed corporate governance issues several times in 2006 and jointly submitted an updated declaration of compliance for 2006 on 14 December 2006, pursuant to section 161 of the German Stock Corporation Act. The declaration was made permanently available to the general public on the Company's website.

Declaration of compliance
The declaration of compliance reads as follows:

'In accordance with section 161 of the German Stock Corporate Act, the Executive Board and Supervisory Board of TUI AG hereby declare:

The recommendations of the Government Commission on the German Corporate Governance Code in the version of 2 June 2005, as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette on 21 July 2005, have been and are fully complied with.

TUI AG will additionally fully comply with the recommendations in the currently valid version of 12 June 2006, as published by the Federal Ministry of Justice on 24 July 2006.

In addition, TUI AG also complies with the suggestions set out in the Code, the only exceptions being the formation of further committees and the introduction of varying periods of office for the shareholders' representatives in the Supervisory Board, for which no plan exists at present.'

We consider maintenance of uniform periods of office to be useful in order to guarantee the continuity of the work of the Supervisory Board. To date, the formation of further committees has not been necessary.

Cooperation between the Executive Board and Supervisory Board
TUI AG is a company under German law, which also forms the basis of the German Corporate Governance Code. One of the fundamental principles of German stock corporation law is the dual management system involving two bodies, the Executive Board and the Supervisory Board, each of which are endowed with independent competences. TUI AG's Executive Board and Supervisory Board cooperate closely and in a spirit of trust to manage and control the company.

TUI AG's Executive Board currently comprises six members. They manage the company's operations and are jointly accountable for the management of the company. The allocation of duties and responsibilities to the individual Board

members is presented separately in this chapter.

The Supervisory Board advises and supervises the Executive Board in the management of the company. It is involved in strategic and planning decisions and all decisions of fundamental importance to the company. In accordance with the terms of reference, decisions taken by the Executive Board on major transactions such as the annual budget, major acquisitions or divestments require the approval of the Supervisory Board. The chairman of the Supervisory Board coordinates the work in the Supervisory Board, chairs its meetings and externally represents the concerns of the body.

The Executive Board provides the Supervisory Board with comprehensive up-to-date information at regular meetings and in writing about the development of business and the situation of the Group, including risk management. An extraordinary Supervisory Board meeting may be convened if required when events of particular relevance occur. The Supervisory Board has adopted terms of reference governing its work. In the run-up to the Supervisory Board meetings, the representatives of shareholders and employees meet separately, when necessary.

In accordance with the German Co-determination Act and the Articles of Association, TUI AG's Supervisory Board comprises twenty members, with ten representatives elected by the shareholders and ten by the employees for an identical period of office. There is no plan at present to introduce different periods of office for the shareholders' representatives. In accordance with the new recommendations of the German Corporate Governance Code, the shareholders' representatives were elected individually in the last elections to the Supervisory Board at the Annual General Meeting on 10 May 2006. The Supervisory Board does not comprise any former Executive Board members. The body comprises a sufficient number of independent members not maintaining any personal or business relationship with the company or its Executive Board. The Supervisory Board has been elected for a period of five years that will expire at the end of the 2011 ordinary Annual General Meeting.

The Supervisory Board has established two committees from among its members: the Presiding Committee and the Audit Committee, which prepare and complement its work. The Presiding and Audit Committee have six members each, with an equal number of shareholder and employee representatives. Based on his practical professional experience, the chairman of the Audit Committee has special knowledge and experience in the application of accounting principles and internal control methods. There is no plan at present to set up any further committees.

The Executive and Supervisory Board members are obliged to act in TUI AG's best interests. In the completed financial year there were no conflicts of interest requiring immediate disclosure to the Supervisory Board. None of the Executive Board members of TUI AG sat on more than five Supervisory Boards on listed non-Group companies.

TUI AG complies with the recommendations of the German Corporate Governance Code to provide details of the remuneration of each individual member of the Executive Board and Supervisory Board. The principles of the remuneration systems and remuneration amounts are outlined in the remuneration report which is part of the management report.

Shareholders and Annual General Meeting
TUI AG shareholders exercise their co-determination and control rights at the ordinary Annual General Meeting. The AGM takes decisions on all statutory matters that are binding on all shareholders and the Company. For voting on resolutions, each share confers one vote.

All shareholders registering in due time are entitled to participate in the AGM. Shareholders who are not able to attend the AGM in person are entitled to have their voting rights exercised by a proxy of their own choosing or by a representative provided by TUI AG and acting on their behalf in accordance with their instructions. Since the 2006 Annual General Meeting, shareholders have also had the opportunity of voting per internet in the run-up to the AGM or authorising the representatives provided by the Company via the web.

The invitation to the AGM and the reports and documents required for voting are published in accordance with the provisions of the German Stock Corporation Act and provided in German and English on TUI AG's website. During the AGM the presentations given by the Chairman of the Supervisory Board and the Executive Board are transmitted live over the internet.

Risk management
Good corporate governance entails the responsible handling of commercial risks. The Executive Board of TUI AG and the management of the TUI Group use comprehensive general and company-specific reporting and monitoring systems to identify, assess and manage these risks. These systems are continually developed, adjusted to match changes in overall conditions and reviewed by the auditors. More detailed information about risk management in the TUI Group is presented in the relevant chapter of the management report.

Transparency
TUI provides immediate, regular and up-to-date information about the Group's economic situation and new developments to capital market participants and the interested public. The annual report and the interim reports are published within the applicable time-frames. The company publishes press releases and ad hoc releases, if required, on topical events and any new developments. In addition, shareholders and interested parties may subscribe to a newsletter providing up-to-date information about the Group. All information is published simultaneously in German and English and is available in print as well as by appropriate electronic media such as e-mail or the internet. Moreover, the company website at www.tui-group.com provides comprehensive information on the TUI Group and the TUI share.

The scheduled dates for the main regular events and publications – such as AGM, annual report and interim reports – are set out in a financial calendar. They are published well in advance and made permanently accessible to the public on TUI AG's website.

Directors' dealings
The Company was not informed of any notifiable purchase or sale transactions of TUI AG shares or related financial instruments by any Board members in 2006.

At the end of the 2006 financial year, the number of shares in TUI AG directly or indirectly held by members of the Executive Board and Supervisory Board exceeded 1%, the limit fixed for individually notifiable share ownership, for two Supervisory Board members. Executive Board members held a total of 2,038 shares, Supervisory Board members held 18,780,820 shares. Of these shares, Ms Carmen Riu Güell held 12,768,000 shares (indirectly), Mr Abel Matutes Juan held 6,006,000 shares (indirectly) and the remaining Supervisory Board members held 6,820 shares.

Accounting and auditing
TUI AG prepares its consolidated financial statements in accordance with the provisions of the International Accounting Standards Board (IASB) and regularly publishes interim reports, also in accordance with the relevant provisions of the IASB. The annual financial statements of TUI AG are prepared in accordance with the German Commercial Code (HGB).

The consolidated financial statements and the financial statements of TUI AG were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, the auditor elected by the 2006 AGM. The audit was based on German auditing rules, taking account of the generally accepted auditing standards issued by the German Auditors' Institute as well as the International Standards on Auditing. It also covered risk management and compliance with reporting requirements concerning corporate governance pursuant to section 161 of the German Stock Corporation Act. In addition, a contractual agreement was concluded with the auditors to the effect that the auditors will immediately inform the Supervisory Board of any reasons for disqualification or partiality occurring during the audit as well as of all findings or events of importance arising during the performance of the audit. In the course of the audit for the 2006 financial year there was no reason to provide such information.

TUI
Aktiengesellschaft

Report of the Supervisory Board

In the following, the Supervisory Board reports about its activities in the 2006 financial year, in particular the plenary discussions, the work done by the committees, the compliance with the German Corporate Governance Code, the audit of the financial statements of TUI AG and the Group as well as changes in the membership of the Boards of the Company.

Cooperation between Supervisory Board and Executive Board
In the 2006 financial year, the Supervisory Board performed its duties in accordance with the law and the Articles of Association. It monitored the work of the Executive Board and regularly advised the Board on the management of the Company.

In written and verbal reports, the Executive Board provided regular, timely and comprehensive information to the Supervisory Board, encompassing all relevant information on the development of business and the position of the Group, including the risk situation and risk management. Deviations from the approved plans for the development of business were presented, explained and discussed. The Executive Board discussed the strategic orientation of the Group and all key transactions of relevance to the Company - in particular the further development of the Group - with the Supervisory Board. The Supervisory Board was involved in all key decisions affecting the Company.

Transactions requiring the approval of the Supervisory Board and decisions of fundamental importance were discussed in depth in the committees of the Supervisory Board with the Executive Board prior to a decision being taken. The Supervisory Board was fully informed about specific and particularly urgent plans and projects arising between the regular meetings and, where necessary, submitted its vote in writing. In addition, the chairman of the Supervisory Board was regularly informed about current business developments and key transactions in the Company in between Supervisory Board meetings.

Supervisory Board and committees
The Supervisory Board has set up two committees to support its work: the Presiding Committee and the Audit Committee. The Presiding Committee prepares the resolutions and issues to be dealt with by the Supervisory Board. It also fixes the terms and condition, including the remuneration, of the contracts of employment for Executive Board members. The chairman of the Supervisory Board has regularly informed the plenary meetings about the discussions and resolutions taken by the Presiding Committee.

The Supervisory Board held five regular meetings and one constituent meeting in the 2006 financial year. The Presiding Committee also met five times, and the Audit Committee four times.

Prior to regular Supervisory Board meetings the shareholders' representatives met four times and the employees' representatives nine times in separate meetings. Seven Supervisory Board members were newly elected or appointed in 2006 and therefore attended fewer than half of the

Supervisory Board meetings in the 2006 financial year. Two further Supervisory Board members also participated in fewer than half of the meetings: Dr. Ekkehard D. Schulz, who resigned from the Supervisory Board as at the end of the 2006 Annual General Meeting and therefore only attended two meetings, and Ms Marina Schmidt, who was no longer employed by a company forming part of the TUI Group after the divestment of the TQ3 Group and retired from the Supervisory Board on conclusion of 30 March 2006.

Work of the Presiding Committee
At its meeting on 25 January 2006, the Presiding Committee dealt mainly with issues relating to the Executive Board. At its meeting on 21 March 2006, convened to adopt the annual financial statements, deliberations focused on the annual and consolidated financial statements for 2005, including the Audit Committee's report on this issue, the comparison between budgeted figures and actual performance for 2005 and various amendments to the Articles of Association. On 8 May 2006 and 24 August 2006, the meetings again focused on Executive Board matters. On 14 December 2006 deliberations focused on issues relating to the Executive Board and the updated declaration on the German Corporate Governance Code.

Work of the Audit Committee
At its meeting on 17 March 2006, the Audit Committee focused its deliberations on the annual financial statements of TUI AG and the consolidated financial statements for 2005. Other issues covered included the recommendation to the Supervisory Board on the election of the auditors for the 2006 financial year as well as insurance coverage of the companies and Boards.

At its meeting on 8 May 2006, the Audit Committee mainly dealt with the interim financial statements to 31 March 2006.

One of the key items discussed at the meeting on 9 August 2006 were the interim financial statements for the end of the first half of 2006. In addition, the Audit Committee discussed the main areas to be audited in the annual audit for the 2006 financial year.

The meeting on 8 November 2006 mainly focused on the interim financial statements to 30 September 2006. The agenda also covered other issues including the internal control system, in particular Group Internal Auditing activities in the 2006 financial year and the audit plan for 2007. Auditor representatives attended all four meetings of the Audit Committee and presented reports on their activities.

Deliberations in the Supervisory Board
The Executive Board's reports and the discussions at Supervisory Board meetings regularly focused on the development of turnover, earnings and employment of the Group and the individual divisions as well as the financial situation and structural development of the Group.

At its meeting on 25 January 2006 the Supervisory Board approved the budget for 2006 for the Group and took note of the 2007/2008 forecast accounts. A further item on the agenda was the appointment of Messrs Adolf Adrion (shipping), Christoph R. Mueller (airlines) and Karl J. Pojer (hotels & resorts) as divisional directors by the Supervisory Board. The Supervisory Board also discussed the divestment of the interest in TQ3 Travel Solutions Management Holding GmbH and dealt with shareholding issues and editorial amendments of TUI AG's Articles of Association.

The Supervisory Board meeting on 21 March 2006 focused on the reports and deliberations on the annual financial statements as per 31 December 2005, a comparison between budgeted and actual figures for 2005 and the personnel and social reports for 2005. The discussions on the annual financial statements were also attended by representatives of the auditors who were available to answer questions. Other

items on the agenda for this meeting were the resolution concerning the issue of employee shares and the extension of the authorisation to acquire own shares as well as various amendments to the Articles of Association. The Supervisory Board also dealt with shareholding issues.

At the meeting on 10 May 2006, Messrs Michael Behrendt (shipping) and Peter Rothwell (tourism) were appointed TUI AG Executive Board members by the Supervisory Board, additionally this meeting served to prepare for the forthcoming ordinary Annual General Meeting. After the Annual General Meeting on 10 May 2006, the constituent meeting of the newly elected Supervisory Board was convened. The chairman and the vice-chairman of the Supervisory Board and the members and chairmen of the Presiding Committee and Audit Committee were elected at that meeting.

On 30 and 31 August 2006 the Supervisory Board met for its annual strategy meeting. The presentations and deliberations focused on the initiatives developed by the Executive Board in order to achieve a substantial and sustainable increase in the profitability of the tourism and shipping divisions. In order to secure the performance targets, a comprehensive programme for further efficiency enhancements in all sectors of the Group was adopted. In this connection, decisions were taken concerning changes in the composition of the Executive Board and divisional directors and changes in the allocation of responsibilities of Executive Board members, outlined in greater detail in the sections 'Supervisory Board' and 'Executive Board' in this chapter. Furthermore, measures were prepared in order to reduce invested capital and central costs. Following comprehensive deliberations on the strategic positioning of TUI AG as a two-pillar group, the Supervisory Board and Executive Board agreed that the publicly discussed option of a spin-off of container shipping would jeopardise consolidated assets and would not be in the interest of TUI shareholders and employees. The meeting closed with presentations and discussions concerning the financial framework for the Group's future development and the Group's personnel and social policies.

On 25 September 2006, the Supervisory Board agreed to the divestment of the interest in Wolf GmbH - effective from 5 October 2006 - in the written circular procedure.

The meeting on 14 December 2006 focused on the measures to be taken in order to achieve the strategic goals and thus the budget for 2007 and the 2008/2009 forecast accounts. In addition, shareholding issues and investment projects had to be dealt with. Moreover, the Supervisory Board adopted the declaration of compliance with the German Corporate Governance Code.

Corporate Governance
At the meeting of 14 December 2006, the Executive and Supervisory Board discussed an update of the declaration of compliance with the German Corporate Governance Code and issued the joint declaration of compliance pursuant to section 161 of the German Stock Corporation Act. It was made permanently accessible to the public on TUI's website. Accordingly, TUI AG complies with all recommendations of the German Corporate Governance Code in its currently applicable version dated 12 June 2006. In accordance with section 3.10 of the Code and also on behalf of the Supervisory Board, the Executive Board reports about corporate governance in a separate sector (Corporate Governance Report) of this chapter.

At their meetings, both the Audit Committee and the Supervisory Board dealt with corporate governance issues within the company several times. Due to the Supervisory Board elections held in the 2006 financial year and the resulting short duration of the term of office of the new members, the Boards did not have the efficiency of their own actions examined. The next efficiency review will be carried

out in 2007.

Audit of the annual financial statements of TUI AG and the Group
PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, were appointed as the auditors by the Annual General Meeting held on 10 May 2006 and were commissioned by the Supervisory Board. The audit covered the annual financial statements of TUI AG as at 31 December 2006, submitted by the Executive Board and prepared in accordance with the provisions of the German Commercial Code (HGB), and the joint management report for TUI AG and the TUI Group and the consdidated financial statements for the 2006 financial year, the provisions of the International Accounting Standards Board (IASB) and complemented by the commercial-law provisions additionally required pursuant to section 315a sub-section 1. The auditors issued their unqualified audit certificate for the annual financial statements of TUI AG and the consolidated financial statements.

The financial statements, the management report and the auditors' reports were submitted to all members of the Supervisory Board. They were discussed at the Audit Committee meeting of 17 March 2007 and the Supervisory Board meeting on 18 March 2007, at which representatives of the auditors were present and were available to answer questions.

On the basis of its own audit of the annual financial statements of TUI AG and the TUI Group, the joint management report as at 31 December 2006 and the results of the audit, the Supervisory Board approved the annual financial statements prepared by TUI AG, which were thereby adopted, the consolidated financial statements and the Group management report. The Supervisory Board also examined and approved the proposal for the appropriation of the profits for the 2006 financial year submitted by the Executive Board.

Supervisory Board and committee membership
Ms Marina Schmidt resigned from the Supervisory Board on conclusion of 30 March 2006 since she was no longer a TUI Group employee as of that date due to the divestment of the TQ3 Group. The Supervisory Board thanks her for her cooperation based on trust.

With effect from the end of the Annual General Meeting on 10 May 2006, Messrs Fritz Kollorz, Dr. Klaus Liesen, Hans-Dieter Rüster, Hartmut Schulz and Dr. Ekkehard D. Schulz resigned from the Supervisory Board. The Supervisory Board thanks the gentlemen for their commitment over many years and acknowledges their achievements.

The employees' representatives to the Supervisory Board were elected on 5 April 2006. The shareholders' representatives were elected to the Supervisory Board at the AGM on 10 May. In these elections, Messrs Jean Claude Baumgarten, Andreas Barczewski, Sepp Dieter Heckmann, Alfred Linzmeier, Roland Schneider and Henry Sieb were newly elected to the Supervisory Board. The other members of the Supervisory Board were reelected. The current term of office will expire in 2011. The constituent meeting of the new Supervisory Board took place on 10 May 2006.

At its constituent meeting on 10 May 2006, the Supervisory Board elected Dr. Jürgen Krumnow chairman and Jan Kahmann vice-chairman of the Supervisory Board. These two gentlemen therefore automatically sit on the Presiding Committee. In addition, Ms Petra Oechtering and Ms Carmen Riu Güell as well as Messrs Uwe Klein and Dr. Franz Vranitzky were elected to the Presiding Committee. Ms Ilona Schulz-Müller and Messrs Uwe Klein, Dr. Jürgen Krumnow, Dr. Dietmar Kuhnt (chairman), Dr. Manfred Schneider and Olaf Seifert were elected members of the Audit Committee.

On 5 October 2006, Mr Alfred Linzmeier resigned from the

Supervisory Board after five months since he was no longer employed by a company forming part of the TUI Group after the divestment of Wolf GmbH. By resolution of the district court of Hanover of 2 November 2006, Mr Dieter Lübkemann was appointed to the Supervisory Board.

Executive Board and Executive Committee membership
At its meeting on 25 January 2006, the Supervisory Board appointed Messrs Adolf Adrion (shipping), Christoph R. Mueller (airlines) and Karl J. Pojer (hotels & resorts) divisional directors with immediate effect.

With effect from 10 May 2006, the Supervisory Board appointed Messrs Michael Behrendt (shipping) and Peter Rothwell (tourism) as ordinary Executive Board members in addition to the four previous members. In addition to his new function as an Executive Board member of TUI AG Mr Michael Behrendt will continue to be the Chairman of Hapag-Lloyd AG. In addition to his new Board function, Peter Rothwell will continue to be in charge of Northern Europe.

With effect from 1 September 2006, the Supervisory Board appointed Mr Christoph R. Mueller a member of the Executive Board of TUI AG, responsible for the controlling department. He will temporarily also be in charge of the management of the two German airlines Hapagfly and Hapag-Lloyd Express. Mr Sebastian Ebel, previously responsible for the controlling and tourism platforms departments, resigned from TUI AG's Executive Board as per 31 August 2006 and left the Group. The Supervisory Board thanks Mr Ebel for his work as Board member of TUI AG and in leading positions within the Group.

With effect from 1 September 2006, the Supervisory Board appointed Mr Brackx the new divisional director for the Western Europe sector. Mr Eric Debry, previously in charge of this sector, resigned from his office as divisional director of TUI AG as per 31 August 2006 and left the Group. The Supervisory Board thanks Mr Debry for his work as divisional director of TUI AG and in leading positions within the Group.

The Supervisory Board
Hanover, 18 March 2007

Dr. Jürgen Krumnow
Chairman

RECEIVED
2007 DEC 17 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A2: RNS ANNOUNCEMENTS

TUI TRAVEL

RNS Number:8475H
TUI Travel PLC
15 November 2007

TUI TRAVEL PLC

APPOINTMENTS OF ADDITIONAL NON-EXECUTIVE DIRECTORS

The following additional Non-Executive Directors have been appointed with effect from 29 October 2007:

Dr Erhard Schipporeit

Dr Albert Schunk

Harold Sher

This information is provided by RNS
The company news service from the London Stock Exchange

END
BOAOKPKKOBDDBDD

RECEIVED
2007 DEC 11 A 11:

RNS Number:2527H
TUI Travel PLC
08 November 2007

8 November 2007

TUI Travel PLC

Trading Update

TUI Travel PLC is pleased to provide an update on current trading and outlook. This announcement also contains the financial information for TUI Travel PLC which has today been disclosed as part of the TUI AG 3rd quarter results.

Summer 2007

Since the trading update announced on 26 September the Summer 2007 season has traded out well and as a consequence, the TUI Travel PLC Board is satisfied that both the First Choice and TUI Tourism businesses will meet their expectations in respect of their 2007 financial year ends.

Current Trading 1

y-o-y variation%	Sales
MAINSTREAM	
Northern Europe	
First Choice UK	
Short-haul	-2
Medium-haul	+3
Long-haul	+27
First Choice UK	+7
TUI UK	
Short-haul	-5
Medium-haul	-1
Long-haul	-20
TUI UK	-4
UK Mainstream - Total	flat
TUI - Nordic	+6
Northern Europe - Total	+1
Central Europe	
TUI - Germany	+6
TUI - Austria	-2
TUI - Switzerland	+22
TUI Central Europe - Total	+6
Western Europe	
TUI - France	+2
TUI - Belgium	+11
TUI - Netherlands	+13
TUI Western Europe	+8

SPECIALIST 2	+14
ACTIVITY 2	+3
ODS	+33

1 These statistics are up to 28 October 2007
2 These statistics exclude FY2006 and FY2007 acquisitions

Current Trading

For Winter 2007/08 and Summer 2008, demand across the group, for those businesses on sale, has remained encouraging.

UK consumer demand for leisure travel remains strong, reflecting higher demand for overseas holidays following poor weather conditions in Summer 2007. Consumers continue to view overseas travel as an integral part of their annual expenditure, a fact validated by the results of our annual survey of customers' attitudes on overseas travel and spending. This survey confirmed, for the third year running, that 80% of customers consider their holiday to be a significant event in the year and not a luxury item, while 90% said they would not choose holidays as the primary area on which to cut spending. In Germany, we are also experiencing healthy demand as the strengthening economy, buoyed by improving employment rates and rising disposable income, stimulates consumer demand for our portfolio of travel products.

Strong demand for leisure travel in our markets is borne out in the encouraging forward trading position for both the Winter 2007/08 and Summer 2008 programmes.

Winter 07/08

Current Trading 1

y-o-y variation%	Sales
MAINSTREAM	
Northern Europe	
First Choice UK	
Short-haul	-1
Medium-haul	+24
Long-haul	+22
First Choice UK	+20
TUI UK	
Short-haul	-13
Medium-haul	+21
Long-haul	-5
TUI UK	+2
UK Mainstream - Total	+7
TUI - Nordic	+19
Northern Europe - Total	+10
Central Europe	
TUI - Germany	+8
TUI - Austria	-3
TUI - Switzerland	+27

TUI Central Europe - Total	+9
Western Europe	
TUI - France	+4
TUI - Belgium	+11
TUI - Netherlands	+21
TUI Western Europe	+6
SPECIALIST 2	+4
ACTIVITY 2	+11
ODS3	+62

1 These statistics are up to 28 October 2007
2 These statistics exclude FY2006 and FY2007 acquisitions
3 Laterooms.com - Winter season is not significantly sold at this point in time

As we enter the peak selling period for the Winter 2007/08 programme, we remain pleased with performance to date with load factors in the key source markets ahead of prior year.

UK Mainstream trading remains strong with total sales up 7% and margins tracking slightly ahead of last year. Volumes are down 2% on capacity reduced by 11%, primarily within the short-haul segment. First Choice continues to benefit from remixing its programme to differentiated medium-haul and long-haul product with sales up 24% and 22% respectively, with bookings driven by consumer demand for Egypt, Tunisia, Mexico and the Dominican Republic. Total capacity is down 10% primarily as the business reduces its Winter programme in the Canaries. Thomson sales are up 2% with 7% lower volumes on capacity reduced by 11%. Short-haul capacity for the season has been reduced by 29%, primarily as a result of scaling back loss making scheduled 'city pair' routes, on which capacity has been halved.

We are pleased with trading across the Nordics region, where margins are tracking ahead of last year, as demand for long-haul package holidays and differentiated content, such as the portfolio of Blue Villages, drive sales growth of 19%.

In both the Central Europe and Western Europe regions, we are experiencing strong growth with sales up 9% and 6% respectively, on capacity that is marginally up.

Within the Specialist sectors, demand for our portfolio of destination specialist businesses and activity adventure businesses remains strong, with sales up 4% and 11% on a like for like basis. In Canada, where market conditions are challenging, trading started more slowly than last year but has picked up in recent weeks, with the load factor for the peak months of January and February now in line with last year.

Summer 08

As we continue our post merger 100 day review, we are exiting unprofitable lines of business for Summer 2008 wherever possible, particularly within the short-haul segment in the UK and German source markets. As a result, UK capacity

will be down 12% as we scale back the loss making scheduled flying programme within Thomson. As previously announced, capacity in Germany will be approximately 10% lower, following the return of eight aircraft for the Summer 2008 programme.

For Summer 2008, the UK & Ireland Mainstream and TUI Nordic programmes are the only businesses that have been on sale for any reasonable time period. Even though it remains early in the selling period, we remain encouraged by trading in the UK where sales are up 12% on volume growth of 6%. Margins in the UK & Ireland Mainstream business are slightly ahead of last year, despite continued cost pressures, particularly the year on year increase in fuel costs and APD recovery.

Currently, the First Choice programme remains 4 percentage points further sold than at the same point last year with sales 24% ahead on customer bookings that are up 18%. Both medium haul and long haul programmes are experiencing strong demand with sales up 36% and 17% respectively. In Thomson bookings are 1% down on capacity that has been reduced by 16%. The programme is 2 percentage points further sold than last year.

In the Nordic region, although it is early in the season, sales are up 23% on volume growth of 18%. The programme is 1 percentage point further sold than the prior year, with margins tracking ahead.

Integration Process

The integration process continues to progress in line with our expectations. On 29 January 2008, we will host an Investor Day at which we will present the conclusions of the first 100-day review, as well as updates on both the integration process and group strategy.

Proformas

TUI Travel PLC will issue proforma financial information for the 12 months ended 30 September 2007 and 30 September 2006 on 13 December 2007.

3rd Quarter Financial Results

TUI AG has today published its 3rd Quarter Interim Report. This report includes the results of the TUI AG Tourism division. It should be noted that the TUI AG Tourism division includes TUI Hotels & Resorts that do not form part of TUI Travel PLC.

The TUI AG 3rd Quarter Interim Report is based on the results of the TUI tourism division for the nine months to 30 September 2007 and First Choice Holidays for one month to 30 September 2007.

For ease of reference we have split out the TUI Hotels & Resort result in the table below. For completeness, we have also included, in Appendix 1 of this announcement, the extract from TUI AG's 3rd Quarter Interim Report that covers

both the relevant financial results and commentary for the Tourism division.

TUI AG Tourism Division Financial Results

Turnover by division e million	Q3 2007	Q3 2006	Var. %	9M 2
Central Europe	2,161	2,138	+1.1	4,
Northern Europe	1,710	1,743	-1.9	3,
Western Europe	1,179	1,070	+10.2	2,
Incoming Agencies	115	108	+6.4	
Other Tourism	-	3	-	
TUI Hotels & Resorts	127	98	+28.9	
+21.6				
First Choice1	500	-	-	
TUI Tourism (TUI AG)	5,793	5,161	+12.2	12,
Memorandum - Reconciliation to TUI Travel PLC results				
TUI Hotels & Resorts	127	98	+28.9	
+21.6				
TUI Travel PLC	5,665	5,062	+11.9	11,

1) First Choice Holidays PLC was consolidated for September 2007 only

Underlying earnings by division (EBITA) e million	Q3 2007	Q3 2006	Var. %	9M 2
Central Europe	146	175	-16.6	
Northern Europe	257	235	+9.4	
Western Europe	110	74	+48.6	
Incoming Agencies	32	29	+10.3	
Other Tourism	-	(2)	-	
TUI Hotels & Resorts	101	83	+21.7	
+13.8				
First Choice2	35	-	-	
TUI Tourism (TUI AG)	681	594	+14.6	
Memorandum - Reconciliation to TUI Travel PLC results				
TUI Hotels & Resorts	101	83	+21.7	
+13.8				
TUI Travel PLC	580	511	+13.5	

2 First Choice Holidays PLC was consolidated for September 2007 only

Going forward TUI Travel PLC will report interim management statements, in addition to half-yearly and preliminary results, to the market to coincide with TUI AG quarterly announcements. These results will only include the businesses within TUI Travel PLC and will be reported in sterling.

Commenting on the announcement, Peter Long, Chief Executive, TUI Travel PLC said:

"I am pleased with the way Winter trading is progressing across our businesses. In the UK, early indications for next Summer's trading are very encouraging where we are benefiting from operating two very strong franchises. The integration of the TUI Tourism and First Choice businesses within the UK is progressing as planned and as I have been visiting the TUI Tourism businesses over the past few weeks, my conviction that we have an exceptional value

creation opportunity, which will be achieved by combining the best of both businesses, has been reinforced."

Enquiries

TUI Travel PLC
Paul Bowtell, Chief Financial Officer Tel: 01293 588 036
Andy Jones, Director of Group Finance Tel: 01293 588 058
David Paterson, Head of Strategy & Investor Relations Tel: 01293 588 055
Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau Tel: 020 7796 4133
Michael Sandler

Appendix 1 - TUI AG Tourism Division Financial Results

Extract from TUI AG Quarter 3 Report

Tourism - Key figures

e million	Q3 2007	Q3 2006	Var. %	
Turnover	5,792.8	5,160.8	+12.2	1
EBITA by division	631	584	+8.0	
Gains on disposals	-	+1		
Restructuring expenses	+5	+4		
Purchase price allocation	+15	-		
Other one-off items	+30	+5		
Underlying EBITA by division	681	594	+14.6	
Capital expenditure	109.5	129.9	-15.7	
Employees (30 September)	-	-	-	

Tourism turnover grew by 12.2% to e 5.8 billion in the third quarter and by 6.3% to e 12.0 billion in the first nine months of 2007. The Central Europe sector increased by 1.1% in the third quarter and by 4.4% in the first nine months of the year. This was due to the increase in customers both in package tours but also in the modular and seat-only business. The Northern Europe sector reported a slight increase in customers and a decline in turnover of 1.9% in the third quarter and 3.3% in the first nine months of the year. The Western Europe sector recorded an increase in turnover of 10.2% in the third quarter with cumulated turnover of 5.8% for the first nine months of the year, with an overall growth in customers. The incoming agencies recorded turnover increases of 6.4% in the third quarter and of 13.5% in the first nine months of the year. First Choice - consolidated fully for the first time in September 2007 - reported a turnover of e 500 million for that month. The Other tourism sector did not report any turnover due to the divestments in the 2006 financial year. In the TUI Hotels & Resorts sector, turnover increased by 28.9% and by 21.6% respectively, in the third quarter and in the first nine months of 2007. On a like-for-like basis, excluding Other tourism sector as well as First Choice, tourism turnover increased by 2.6% and 2.5%, respectively, for the third quarter and the first nine months of 2007.

Customer numbers tourism

'000	Q3 2007	Q3 2006	Var. %
Central Europe	4,224	3,784	+11.6
Northern Europe	2.431	2.357	+3.1
Western Europe	1,731	1,619	+6.9
Total	8,386	7,761	+8.1

At e 631 million in the third quarter 2007, total earnings by the tourism division increased by 8.0%. In the first nine months of the year, total earnings by the tourism division decreased by e 246 million year-on-year. The main reason for the decline in earnings year-on-year in the first nine months was one-off income from the divestment of the business travel operations, which was included in the first quarter 2006 and the Dutch specialist tour operators totalling e 162 million. Adjusted for one-off effects, underlying earnings increased by e 87 million year-on year in the third quarter 2007 but declined by e 21 million in the first nine months of the year.

CENTRAL EUROPE

Central Europe - Key figures

e million	Q3 2007	Q3 2006	Var. %
Turnover	2,161.2	2,137.5	+1.1
EBITA by division	141	173	-18.5
Gains on disposals	-	-	
Restructuring expenses	+3	+2	
Purchase price allocation	-	-	
Other one-off items	+2	-	
Underlying EBITA by division	146	175	-16.6
Capital expenditure	6.7	31.3	-78.6
Employees (30 September)	-	-	-

Turnover and earnings

In the Central Europe sector (Germany, Switzerland and Austria and airline TUIfly.com), the number of customers rose by 11.6% in the third quarter 2007, with cumulative customers for the first nine months of 2007 up 10.1%. Turnover increased by 1.1% in the third quarter with varying trends observed in the individual source markets. In the first nine months of 2007, turnover increased by 4.4%. The German and Swiss source markets contributed to this year-on-year growth, whilst Austria's performance declined year-on-year.

Earnings for the Central Europe sector fell by 18.5% year-on-year to e 141 million in the third quarter 2007. Earnings for the first nine months of the year also declined by 38.7% to e 84 million. Earnings in the third quarter 2007 included one-off expenses of e 2 million for the re-branding of the new brand TUIfly.com in the framework of the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. There were also restructuring costs of e 3 million concerning the reorganisation of Austrian Gulet Touristik GmbH & Co KG. In the third quarter 2006 earnings included restructuring expenses of e 2 million, relating to the efficiency enhancement programme for the German market. Adjusted for these one-off effects in the third quarter 2007, underlying earnings totalled e 146 million, down 16.6% year-on-year. Cumulated underlying earnings

for the first nine months of the year amounted to e 100 million, a decline of 31.0%. The main reason for the reduction in earnings was the slight decline in the seat load factor in the airline sector as well as a difficult market environment in the German flight sector.

Customer numbers Central Europe

'000	Q3 2007	Q3 2006	Var. %
Germany	3,771	3,333	+13.1
Switzerland	119	105	+13.5
Austria	334	347	-3.8
Central Europe	4,224	3,784	+11.6

Germany

Customers by TUI tour operators and TUIfly.com, grew by 13.1% year-on-year in the third quarter 2007 and 10.9% for the first nine months of the year. As before, this was largely attributable to the TUI Deutschland tour operators - both in the package tour and modular segments - and the seat-only business of TUIfly.com. Demand for Egypt, Turkey and Spain as well as long-haul destinations was very strong, while bookings to Italy, Tunisia and Sri Lanka were more subdued.

Switzerland

The Swiss tour operator market continued to develop very satisfactorily in the third quarter 2007. TUI Suisse tour operators recorded an increase in customers of 13.5% in the third quarter and of 17.1% in the first nine months of 2007. This was largely attributable to the two brands TUI and FlexTravel, while Vogele bookings were on last year's level.

Austria

In Austria, the tour operator market continued to weaken in the third quarter 2007. TUI Austria reported a 3.8% reduction in customers year-on-year, with customer numbers declining by 2.3% year-on-year in the first nine months of 2007. However, both the TUI and Terra brands improved, whilst Gulet remained below expectations. Demand was particularly good for Egypt and Turkey. Bookings to Spain were less strong.

Flight operations Central Europe - Key figures

	Number of operated aircraft			Seat kilometres (bn)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %
TUIfly.com	55	51	+4	7.5	7.2	+4.8

TUIfly.com

The third quarter was furthermore characterised by the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. Due to the new Boeing 737s, delivered in the second quarter, the number of operated aircraft increased by four aircraft year-on-year. There was no change in the number of operated aircraft compared with the second quarter 2007. The seat load factor was slightly down against last year's level. However, compared with the second quarter 2007, the airline managed to improve its seat load factor significantly by 11.6%-points.

NORTHERN EUROPE

Northern Europe - Key figures

e million	Q3 2007	Q3 2006	Var. %
Turnover	1,710	1,743.4	-1.9
EBITA by division	239	235	+1.7
Gains on disposals	-	-	
Restructuring expenses	-	-	
Purchase price allocation	-	-	
Other one-off items	+18	-	
Underlying EBITA by division	257	235	+9.4
Capital expenditure	23.1	31.8	-27.4
Employees (30 September)	-	-	-

Turnover and earnings

In the Northern Europe sector (UK, Ireland, Nordic countries and airlines Thomsonfly and TUIfly Nordic), the number of customers rose by 3.1% in the third quarter 2007 and 3.2% in the first nine months of the year in a continuing difficult market environment. This growth in customers was mainly driven by the increase in Thomsonfly's seat-only business. Turnover declined by 1.9% year-on-year in the third quarter and 3.3% in the first nine months of the year. Source market UK reported a decline in turnover both in the third quarter and in the first nine months of 2007 whilst source market Nordic countries managed to expand their business volume in the quarter as well as in the first nine months.

At e 239 million in the third quarter 2007, earnings for the Northern Europe sector were above last year's level. Earnings for the first nine months of the year reduced by e 102 million to e 84 million. Earnings in the third quarter included one-off expenses of e 3 million relating to changes to the air passenger duty in the UK which could not be passed on to customers as well as one-off expenses for the redemption of long-term bonus programmes and consultancy fees relating to the merger between First Choice and TUI's tourism division of e 15 million. No one-off effects were included in earnings for 2006. Adjusted for the one-off effects for the third quarter 2007, underlying earnings totalled e 257 million, an increase of e 22 million year-on-year. This increase in earnings was primarily attributable to the restructuring programme offset in the financial year 2006 taking effects now as well as first recovery trends in the UK travel market; however, the market environment remains difficult yet. The Nordic countries had again a strong third quarter and were able to increase earnings for the first nine months of 2007. For the first nine months of 2007, underlying earnings for the Northern Europe sector totalled e 130 million, a decline of e 56 million.

Customer numbers Northern Europe

'000	Q3 2007	Q3 2006	Var. %
UK	1,990	1,822	+9.2
Ireland	50	157	-68.3
Nordic Countries	391	378	+3.3
Northern Europe	2,431	2,357	+3.1

UK

Market conditions in the UK remained difficult for the tour operators, leading to a reduction in customers; on the other hand, Thomsonfly recorded an increase in customers in the seat-only business. Total customers rose by 9.2% year-on-year in the third quarter 2007 and 6.1% year-on-year in the first nine months of 2007. In terms of short and medium-haul destinations, bookings to Portugal and France rose for the 2007 summer season, whilst bookings to Spanish destinations declined year-on-year.

Ireland

In the third quarter 2007, Ireland reported a 68.3% decline in customers. For the first nine months of the year, customers fell by 39.8% year-on-year. In the third quarter, the contract concerning the sale of the Irish tour operator Budget Travel to Primera Travel Group (Iceland) was closed. Thereby the requirements of the antitrust authorities in relation to the merger of TUI's tourism division and First Choice Holidays PLC were met.

Nordic countries

Tour operators in the Nordic countries met expectations in the third quarter 2007. The number of customers grew by a total of 3.3% in the third quarter, with cumulative customers for the first nine months of 2007 up 4.2%. Demand for Greece in particular was highly supported by higher demand for the Balearic Islands.

Flight operations Northern Europe - Key figures

	Number of operated aircraft			Seat kilometres (bn)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %
Thomsonfly	48	47	+1	8.1	8.7	-6.5
TUIfly Nordic	5	5	+/- 0	1.0	1.0	-5.1

Thomsonfly

Due to flight schedule adjustments Thomsonfly reduced the volume of seat kilometres offered both in the charter flight segment and the scheduled flight segment. As a result, the seat load factor increased year-on-year. The airline operated one more aircraft compared to the third quarter 2006.

TUIfly Nordic

Offered seat kilometres in the third quarter 2007 were reduced due to flight schedule adjustments. As a consequence the seat load factor in the third quarter increased year-on-year. The fleet size remained unchanged year-on-year.

WESTERN EUROPE

Western Europe - Key figures

e million	Q3 2007	Q3 2006	Var. %
Turnover	1,179.4	1,069.9	+10.2
EBITA by division	108	67	+61.2
Gains on disposals	-	-	
Restructuring expenses	+2	+2	
Purchase price allocation	-	-	
Other one-off items	-	+5	
Underlying EBITA by division	110	74	+48.6
Capital expenditure	13.2	20.9	-36.8
Employees (30 September)	-	-	-

Turnover and earnings

In the Western Europe sector (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), turnover increased in the third quarter 2007 by 10.2% against 2006 due to an increase in customers. Cumulative turnover for the first nine months of the year also grew by 5.8%. In the Netherlands, turnover increased for the third quarter as well as for the entire reporting period. In France, turnover grew year-on-year both in the third quarter and in the first nine months of the year with customer numbers on last year's level. Belgium reported a turnover above last year's level, while customer numbers increased.

Earnings by the division increased noticeably year-on-year to e 108 million in the third quarter 2007 and to cumulative e 51 million in the first nine months of the year. Earnings in the third quarter included restructuring expenses of e 2 million for reorganisation in the French and Dutch source markets. Earnings in the corresponding 2006 quarter included restructuring expenses as well as other one-off items from the fleet renewal of the Corsair Boeing 747 fleet and expenses from changes to the IT booking systems at Nouvelles Frontieres totalling e 7 million. Adjusted for these one-off effects, underlying earnings increased by 48.6% year-on-year. This was due to the from now on noticeable positive effects of performed restructuring programmes in the French business. The Dutch and Belgian organisations also developed positively in the third

quarter. Cumulative underlying earnings for the first nine months of the year increased by 78.8% to e 59 million.

Customer numbers Western Europe

'000	Q3 2007	Q3 2006	Var. %
France	521	513	+1.5
Netherlands	497	452	+10.0
Belgium	713	654	+9.0
Western Europe	1,731	1,619	+6.9

France

In France, the travel market experienced a slight recovery. In line with this, customers increased by 1.5% year-on-year in the third quarter. Cumulated customers for the first nine months were on last year's level. Bookings to North Africa and Guadeloupe in particular were up in the third quarter.

Netherlands

Whilst volumes in the Dutch travel market decreased in the third quarter, TUI's Dutch tour operators reported an overall increase of 10.0% in customers, with total growth in customers of 6.1% for the first nine months of 2007. Demand in the third quarter was very strong for the Caribbean, France and Egypt, whilst bookings to the Balearic Islands, Germany and Portugal declined slightly.

Belgium

In Belgium, the number of tour operator customers grew by 9.0% in the third quarter 2007 and 11.0% in the first nine months of the year. In terms of flight operations, demand for Turkey and Bulgaria was very strong in the medium-haul segment, while the Caribbean reported good booking levels in the long-haul segment. Bookings of self-drive tours matched 2006 levels, while city trips and short breaks recorded year-on-year growth in bookings.

Flight operations Western Europe - Key figures

	Number of operated aircraft			Seat kilometres (bn)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %
Corsair	8	8	+/- 0	4.3	4.3	+1.0
TUI Airlines Nederland	4	3	+1	1.2	1.0	+23.7
TUI Airlines Belgium	10	8	+2	1.8	1.6	+8.6

Corsair

In the third quarter 2007, Corsair slightly increased the seat kilometre volume on offer due to the rise in demand in the long-haul segment. The seat load factor also increased, whilst the number of aircraft did not change year-on-year.

TUI Airlines Nederland/Arkefly

In the third quarter 2007, TUI Airlines Nederland operated one additional aircraft compared with the same quarter 2006. The seat kilometre volume rose accordingly whilst the seat load factor decreased slightly year-on-year.

TUI Airlines Belgium/Jetairfly

In the third quarter 2007, TUI Airlines Belgium operated two additional aircraft compared with the corresponding period 2006 and increased seat kilometres offered. The seat load factor on the expanded flight capacity increased year-on-year due to the increase in demand for tour operator products.

INCOMING AGENCIES

Incoming agencies - Key figures

e million	Q3 2007	Q3 2006	Var. %
Turnover	115.3	108.4	+6.4
EBITA by division	32	29	+10.3
Gains on disposals	-	-	
Restructuring expenses	-	-	
Purchase price allocation	-	-	
Other one-off items	-	-	
Underlying EBITA by division	32	29	+10.3
Capital expenditure	1.6	0.9	+77.8
Employees (30 September)	-	-	-

Turnover and earnings

The incoming agencies sector reported a 6.4% increase in turnover year-on-year in the third quarter 2007. Cumulative turnover for the first nine months of the year increased by 13.5%.

Earnings for the division were stable, increasing by 10.3% to e 32 million in the third quarter 2007. At e 46 million in the first nine months of 2007, earnings were on last year's level. There were no one-off effects, neither in the third quarter 2007 nor 2006.

Business development

Incoming agencies reported a satisfactory business trend in the third quarter 2007 catering for 4.20 million guests, a 5.5% increase year-on-year. Agencies in the western Mediterranean reported different trends in guest numbers in the third quarter: TUI Espana recorded a slight fall in guests, primarily from source market UK. TUI Portugal however reported an increase in guests in all the Portuguese destinations and especially for the relatively new destination in the Cape Verde Islands. In the eastern mediterranean, the TUI Hellas and TUI Turkiye agencies again recorded increases in terms of guest numbers; as did Tunisia. In Egypt guest numbers were at last year's level in the third quarter. In the long-haul segment the Dominican Republic suffered a strong decline in guests. Mexico saw also a decline in the number of guests, in particular from Germany and the UK.

OTHER TOURISM

Other tourism - Key figures

million	Q3 2007	Q3 2006	Var. %
Turnover	-	3.2	-
EBITA by division	0	-3	-
Gains on disposals	-	+1	
Restructuring expenses	-	-	
Purchase price allocation	-	-	
Other one-off items	-	-	
Underlying EBITA by division	0	-2	-
Capital expenditure	-	4.3	-
Employees (30 September)	-	-	-

In 2006, the Other tourism sector included the business travel operations and the IT services companies of TUI InfoTec. The divestment of the business travel operations to the Dutch BCD Holdings N.V. was closed on 31 March 2006. Resulting from this divestment a lagging expense of e 1 million incurred in the third quarter 13 2007. In September 2006, a 50.1% majority in TUI InfoTec was sold to the Indian software company Sonata Software Limited. The transaction was closed on 24 November 2006.

FIRST CHOICE HOLIDAYS PLC

First Choice Holidays PLC - Key figures

e million	Sept 2007
Turnover	500.1
EBITA by division	10
Gains on disposals	-
Restructuring expenses	-
Purchase price allocation	+15
Other one-off items	+10
Underlying EBITA by division	+35
Capital expenditure	9.0
Employees (30 September)	15,170

In September - the first month the company was fully consolidated - the tour operators of First Choice Holidays reported 0.5 million customers. The business operated a fleet of 33 aircraft and offered 2.1 billion seat kilometres with a seat load factor of 91.9%. First Choice contributed turnover of e 500 million and earnings of e 10 million for September. These earnings included expenses incurred in the framework of the merger (e 10 million) as well as expenses for the purchase price allocation (e 15 million), of which e 10 million are related to the amortisation of order backlog fair value. Adjusted for these one-off effects of e 25 million, First Choice achieved underlying earnings of e 35 million.

This information is provided by RNS
The company news service from the London Stock Exchange

END

TSTUBARRBORARUA

RNS Number:2292H
TUI Travel PLC
07 November 2007

TUI TRAVEL PLC

PAUL BOWTELL - EXTERNAL NON-EXECUTIVE APPOINTMENT

Paul Bowtell - Chief Financial Officer of TUI Travel PLC - has been appointed as a Non-Executive Director and Chairman of the Audit Committee of SThree plc with effect from 5 November 2007.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDNILFEELRLDIID

RNS Number:7630G
TUI Travel PLC
31 October 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

TUI Travel PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Newton Investment Management Limited

4. Full name of shareholder(s) (if different from 3.):

Newton Investment Management Limited

5. Date of the transaction and date on which the threshold is crossed or reached if different):

26/10/07

6. Date on which issuer notified:

29/10/07

7. Threshold(s) that is/are crossed or reached:

Decreased from 4.00% to 3.97%

8. Notified details:

Sale of 287,728

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

GB00B1Z7RQ77	44,710,362	4.00%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB00B1Z7RQ77	N/A		N/A	44,422,634	N/A	3.97%

Total (A+B)

Number of voting rights	% of voting rights
44,422,634	3.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Newton Investment Management holds these shares as discretionary Investment Managers

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Joyce Walter

15. Contact telephone number:

+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQFLFXDBBXFBB

RNS Number:8575F
TUI Travel PLC
17 October 2007

17 October 2007

TUI TRAVEL PLC

ACQUISITION OF SPLASHLINE EVENT UND VERMARKTUNGS GMBH ("Splashline")

First Choice Austria, part of TUI Travel PLC, the leading international leisure travel company has agreed to acquire SplashLine, a Vienna based tour operator which focuses on the provision of differentiated holiday experiences for the youth and student market. In 2007, the company will provide holidays for 23,000 customers and in the year ended 31st October 2006 had gross assets of e1.2m.

The transaction has now been approved by the Austrian Federal Competition Authorities and is expected to complete today.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQFDLFFDBBLFBF

small e before a number denotes euros

RNS Number:7221E
TUI Travel PLC
28 September 2007

28 September 2007

TUI TRAVEL PLC

PURCHASE OF SHARES

On 27 September 2007, William Waggott (Commercial Director of TUI Travel PLC) purchased 50,000 shares at the price of 244.5 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange
END
RDSLPMMTMMATBIR

RNS Number:7063E
TUI Travel PLC
28 September 2007

RECEIVED
2007 DEC 17 A 11:28

28 September 2007

TUI TRAVEL PLC

Total Voting Rights

In conformity with the Disclosure and Transparency Rules, we would like to notify the market of the following:

TUI Travel PLC's issued share capital consists of 1,118,010,670 ordinary shares of 10 pence each with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, TUI Travel PLC under the Disclosure and Transparency Rules.

TUI Travel PLC does not hold any shares in treasury.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRSEFSAASWSEFU

RNS Number:5577E
TUI Travel PLC
26 September 2007

26 September 2007

TUI TRAVEL PLC

PURCHASE OF SHARES

On 26 September 2007, Peter Rothwell (Deputy Chief Executive of TUI Travel PLC) purchased 107,181 shares at the price of 233.25 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSLFMFTMMMTBAR

RNS Number:4952E
TUI Travel PLC
26 September 2007

26 September 2007

TUI Travel PLC

Trading Update

Following the successful completion of the merger of the tourism businesses of TUI AG and First Choice Holidays PLC to form TUI Travel PLC, we are pleased to provide an update on current trading, acquisitions and business integration ahead of the start of our first full financial year for the 12 months ended 30 September 2008.

Current Trading

Since the trading numbers announced on the 9th August consumer demand across the TUI Travel businesses for Summer 2007 has remained strong. Forward bookings for Winter 2007/08 and early bookings for Summer 2008 are also very positive.

Summer 2007

After a relatively weak start to the Summer 2007 season, demand has picked up across all source markets and the Group has continued to trade in line with the Board's expectations.

Current Trading (1)

	Summer 07	
y-o-y variation%	Sales	Customers
MAINSTREAM		
Northern Europe		
First Choice		
Short-haul	-2	flat
Medium-haul	+3	+1
Long-haul	+27	+22
First Choice -Total	+6	+3
TUI - UK		
Short-haul	-5	+3
Medium-haul	-1	-1
Long-haul	-19	-30
TUI UK - Total	-4	flat
TUI - Nordic	+6	+3
TUI Northern Europe - Total	-1	+1
Central Europe		
TUI - Germany	+6	+10
TUI - Austria	-2	-4
TUI - Switzerland	+22	+14
TUI Central Europe - Total	+6	+9
Western Europe		
TUI - France	+2	-4
TUI - Belgium	+10	+10
TUI - Netherlands	+14	+9
TUI Western Europe - total	+8	+5
SPECIALIST (2)	+16	+16
ACTIVITY (2)	+3	n/a

ONLINE DESTINATION SERVICES

	Sales	Bednights
Online Destination Services (3)	+40	+24
Laterooms.com	+53	+50

(1) These statistics are up to 23 September 2007
(2) These statistics exclude FY2006 and FY2007 acquisitions
(3) These statistics are for the online businesses only

MAINSTREAM SECTOR

Northern Europe (UK & Ireland and Nordic)

In the UK Mainstream business the First Choice brand, as anticipated, has performed particularly well with sales up 6% on flat capacity. This has been particularly driven by a strong long-haul offering and a recovery in medium-haul compared to last year. In the Thomson business sales are down 4% on lower capacity. This is primarily a result of remixing volume by reducing capacity in the package holiday segment and increasing participation in the component led independent travel segment. Whilst tightening the package holiday capacity in Thomson has led to good margin performance in the Summer, overall margins across the TUI Travel UK & Ireland businesses continue to be adversely impacted by higher APD taxes and the year on year increase in fuel costs.

The Nordic businesses which make up the rest of the Northern Europe Sector have had a strong Summer.

Central Europe (Germany, Switzerland and Austria)

In the German source market, although consumer demand has been strong with bookings up 10%, there has been a considerable increase in capacity leading to weaker selling prices, lower load factors and margin pressure. In addition, the German business has suffered as a result of third party tour operators returning capacity. For Summer 2008 capacity will be reduced to 48 aircraft from the current fleet of 55.

The other central European source markets have performed in line with our expectations.

Western Europe (France, Belgium and The Netherlands)

We are pleased with the performance in Western Europe where the Belgian and Dutch markets have performed very well with revenues up 10% and 14% respectively. The French business has also recovered strongly from a difficult Summer last year and will significantly reduce its loss for the year compared to 2006. All these businesses have seen margins improve year-on-year.

SPECIALIST SECTORS (Specialist, Activity and Online Destination Services)

The First Choice specialist businesses have continued their strong performance throughout the summer. On a like-for-like basis sales are up 16% in Specialist, 3% in Activity and 40% in Online Destination Services. Margins have improved across these businesses.

Winter 07/08

All businesses that have Winter programmes on sale are currently performing well for the Winter season. Capacity has been tightened across a number of source markets and margins are currently ahead of last year. We are further sold in the UK by 5 percentage points compared to this time last year.

Current Trading (1)	Winter 07/08	
y-o-y variation%	Sales	Customers
MAINSTREAM		
Northern Europe		
First Choice		
Short-haul	+1	-3
Medium-haul	+29	+24
Long-haul	+27	+23
Total First Choice	+25	+20
TUI - UK		
Short-haul	-10	-18
Medium-haul	+24	+20
Long-haul	-5	-13
TUI UK - total	+3	-2
TUI - Nordic	+23	+21
TUI Northern Europe - total	+10	+4
Central Europe		
TUI - Germany	+9	+9
TUI - Austria	+1	+6
TUI - Switzerland	+31	+30
TUI Central Europe - total	+10	+10
Western Europe		
TUI - France	+4	-6
TUI - Belgium	+17	+23
TUI - Netherlands	+28	+15
TUI Western Europe	+8	+6
SPECIALIST (2)	+8	+15
ACTIVITY (2)	+11	n/a

(1) These statistics are up to 23 September 2007
(2) These statistics exclude FY2006 and FY2007 acquisitions
(3) ODS and Laterooms.com - Winter season is not significantly sold at this poir

Summer 08

For Summer 2008, the UK & Ireland Mainstream business is the only programme that has been on sale for any reasonable time period and we are seeing the benefit of having the two strongest tour operating businesses. Currently, First Choice sales are 26% ahead on customer bookings that are up 24%. The programme is 3 percentage points further sold than at the same point last year and long-haul is selling particularly well. In Thomson sales are 2% ahead on capacity that has been reduced by 8%. Margins overall in the TUI Travel UK & Ireland business are slightly ahead of last year.

Acquisitions

Over the summer period we have completed nine acquisitions within niche specialist segments of the leisure travel market for a maximum consideration of £81.7m. An initial consideration of £52.2m has been paid with a further amount of up to £29.5m that could be paid as deferred and contingent consideration. For the eleven months ended 30 September 2007, we have made sixteen acquisitions for a maximum consideration of £227.5m with an initial consideration of £159.0m.

In addition, as recently announced, we have divested of Budget Travel, one of the Group's Irish businesses to Primera Travel Group, a privately owned Icelandic travel company. Completion of the sale is subject to approval from the EU Competition authority.

We have acquired businesses within the online, activity, premium escorted tours and student travel segments of the market:

- Within Online Destination Services, we have strengthened our position further in the Asia Pacific region by agreeing to acquire asiarooms.com, a leading online B2C provider of hotel accommodation in Asia. Asiarooms.com has established itself as a significant online retailer of accommodation by applying leading edge technology and web capabilities in one of the fastest growing travel markets. Its main source markets are the USA, UK, Singapore and Australia serving key destinations of Thailand, Singapore, Japan and Hong Kong. In the current year, the business is on track to sell nearly 4m bed nights. This acquisition adds to our growing position in the Asia Pacific region and online accommodation market where we continue to see excellent growth and margin opportunities for the Group going forward.

- In the Activity Holidays Sector, we have acquired four companies. Within the premium North American escorted tours segment, we acquired Starquest, an operator of themed luxury travel adventures by private jet. Along with our existing business, TCS (acquired as part of the Grand Expeditions acquisition in December 2005), we are now the clear market leader within this high-growth segment of the US travel market. As previously announced, we acquired Hannibal Travel Group which is a leading premium escorted tours operator serving the Danish 'baby boomer' and 'young professional' demographic. It also compliments our existing Danish activity operation. In addition, we have added to our Schools and Adventure Travel Group within the Adventure division with the acquisition of Ski Alpine, which is a provider of group ski trips to UK university students. Finally, we have entered the sports tour market with the acquisition of Australian Sports Tours which offers fully guided tours and independent travel packages through B2B and B2C distribution channels for major sporting events. Operating at double-digit margins and within a fast growing area of the marketplace, we are looking to develop our participation within this niche segment.

- Within North American Student Travel, we have added to our two acquisitions in the first half with the purchase of World Class Vacations and New Horizons Tour and Travel. These acquisitions will maintain our position at the forefront of the fragmented and high growth group performance segment of the student travel marketplace in the US.

- Within the Mainstream Sector, we have acquired an online car broker and an online independent package holiday review site. These businesses will further enable us to meet the needs of the travel consumer for flexibility and choice in their holiday decision making.

The acquisition pipeline remains strong as we continue to target travel companies, notably within the Asia Pacific region, online, activity and North American student travel segments, that exhibit excellent growth characteristics and the ability to generate premium margins, high earnings growth and strong cash flow.

Integration Process

The integration process has started very well. The UK and Ireland management team has been announced and the two integration teams across the business are now fully operational. We are increasingly confident that during the first 100 days strategic clarity will be reached on a number of key business issues and that, over the stated three year period, we will deliver at least £100m in synergy benefits.

Outlook

In line with previous statements by both First Choice and TUI AG and based on the Summer 2007 trading numbers the TUI Travel Board is satisfied that these businesses will meet their expectations in respect of their current financial year ends. This is based on the continued trading progress made during Summer 2007 together with the benefits of the cost restructuring in the TUI Tourism businesses that are coming through in the second half of 2007 particularly in the 4th quarter.

Going forward, the first TUI Travel PLC year-end will be 30 September 2008. Accordingly, for comparative purposes proforma financials for the 12 months ended 30 September 2007 and 30 September 2006 are being produced. These will be available for release in early December. In arriving at the September numbers, adjustments will arise as we harmonise the October year-end of First Choice and the December year-end of TUI Tourism.

Commenting on the trading update, Peter Long, Chief Executive, TUI Travel PLC said:

"I am pleased with the way the peak summer season trading has progressed across our businesses and the signs for future seasons' trading are very encouraging particularly in the UK where we are benefiting from two strong franchises. Our acquisition pipeline remains strong and I am delighted with the acquisitions we have completed. Acquisitions remain a key priority for TUI Travel.

"The integration of the TUI Tourism and First Choice businesses has started and as I have been visiting the TUI Tourism businesses over the past few weeks my belief that we have an exceptional value creation opportunity by combining the best of both businesses has been reinforced."

Future communication dates

The next communication dates for the company will be as follows:

8 November	Trading update in conjunction with TUI AG's 3rd qua
Early December	Proforma financials for the twelve months to 30 Sep
29 January	Strategic update and Interim Management Statement

Enquiries

TUI Travel PLC

Paul Bowtell, Chief Financial Officer Tel: 01293 588 036
Andy Jones, Director Group Finance Tel: 01293 588 058
David Paterson, Head of Strategy & Investor Relations Tel: 01293 588 055
Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau Tel: 020 7796 4133
Michael Sandler

There will be an Analyst Conference Call at 0900 (BST) and the dial-in details are as follow:

UK dial-in : 0800 6940 257
International dial-in : +44 (0) 1452 555 566
Conf ID 18392242

This information is provided by RNS
The company news service from the London Stock Exchange

END

TSTUVSKRBORKUAR

RNS Number:4650E
TUI Travel PLC
25 September 2007

25 September 2007

TUI TRAVEL PLC

Dividend Reinvestment Plan

Details of the new TUI Travel PLC Dividend Reinvestment Plan have today been posted to shareholders. A copy of the Dividend Reinvestment Plan documentation has been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The Dividend Reinvestment Plan documentation is also available at the TUI Travel PLC website at www.tuitravelplc.com.

To view the full documentation, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4650e_-2007-9-25.pdf

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCLAMATMMBTBIR

RNS Number:2945E
TUI Travel PLC
21 September 2007

21 September 2007

TUI Travel PLC

Prior to commencing its first full financial year (12 months to 30 September 2008), TUI Travel PLC ("the company") will provide the market with a routine trading update on Wednesday 26 September 2007. In future, as a result of the change in financial year-end to September, the company will make routine pre-close statements during the last week of March and the last week of September.

There will be a conference call for analysts at 9am on Wednesday 26 September. The dial in details for the call will be included in Wednesday's announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCPUUMABUPMGCG

RNS Number:8982D
TUI Travel PLC
14 September 2007

AWARD OF SHARES UNDER THE PERFORMANCE SHARE PLAN

On 13 September 2007, the following shares were awarded to members of the TUI Travel PLC Board under the Performance Share Plan at 273pence:

	Performance Share Plan
Peter Long	586,081
Peter Rothwell	263,736
Paul Bowtell	202,198
William Waggott	146,520
Volker Boettcher	129,209
Christoph Mueller	129,209

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSLIMATMMMBBIR

RNS Number:8610D
TUI Travel PLC
14 September 2007

14 September 2007

TUI Travel PLC

Conditional Sale of Budget Travel

Subsequent to an undertaking to divest TUI AG's Budget Travel business in Ireland announced on 4 June 2007, TUI Travel PLC today announces the conditional sale of Budget Travel, one of the Group's Irish businesses, to Primera Travel Group, a privately owned Icelandic travel company. Completion of the sale is subject to approval from the EU Competition authority.

The value of the gross assets disposed of is e46.4 million.

Enquiries:

Hudson Sandler +44 (0)20 7796 4133

Jessica Rouleau/Amy Faulconbridge

Primera Travel Group +354 595 1080

Andri Mar Ingolfsson, CEO

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISLIMPTMMJBMPR

small e before a number denotes euros

RNS Number:4825D
TUI Travel PLC
07 September 2007

TR-1(i): notification of major interests in shares		
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	TUI Travel PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation(iii):	Prudential plc group of companies	
4. Full name of shareholder(s) (if different from 3.)(iv):	See attached schedule	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	03 September 2007	
6. Date on which issuer notified:	05 September 2007	
7. Threshold(s) that is/are crossed or reached:	3%	
8. Notified details:		

A: Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1Z7RQ77	Below 3%	Below 3%	36,750,285	36,750,285		3.28%	

Total (A+B)	
Number of voting rights	% of voting rights
36,750,285	3.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Prudential plc (parent Company) The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

13. Additional information:	None
14. Contact name:	Joyce Walter TUI Travel PLC
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLKDLBBDKBEBBK

RNS Number:4381D
TUI Travel PLC
06 September 2007

TR-1i: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	TUI Travel PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligationiii:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.)iv:	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)v:	
6. Date on which issuer notified:	06/09/07
7. Threshold(s) that is/are crossed or reached:	Increased to 4.21%
8. Notified details:	As a result of a takeover of First Choice Holidays (GB0006648827) Newton Investment Management now has a holding in the acquiring company TUI which has crossed the threshold.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transaction vii				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1Z7RQ77			N/A	N/A	47,059,496	N/A	4.21%

Total (A+B)

Number of voting rights	% of voting rights
47,059,496	4.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:	
Newton Investment Management holds these shares as discretionary Investment Managers	
13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLEQLFBDKBFBBB

RNS Number:3839D
TUI Travel PLC
05 September 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TUI Travel PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Following merger with First Choice Holidays PLC	Yes
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03/09/07
6. Date on which issuer notified:	05/09/07
7. Threshold(s) that is/are crossed or reached:	Above 3%(L&G)
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B1ZRQ77	BELOW 3 %		40,867,104	40,867,104		3.65	

Total (A+B)	
Number of voting rights	% of voting rights

40,867,104	3.65

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (40,867,104 - 3.65% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,118,010,670
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDELFBDKBZBBQ

RNS Number:3699D
TUI Travel PLC
05 September 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TUI Travel PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	TUI AG, a company incorporated in Germa whose registered office is at Karl-Wiechert-Allee 4, 30625 Hannover.
4. Full name of shareholder(s) (if different from 3):	As above
5. Date of transaction (and date on which the threshold is crossed or reached if different):	3 September 2007
6. Date on which issuer notified:	5 September 2007
7. Threshold(s) that is/are crossed or reached:	3% and each 1% thereafter up to 51%

8: Notified Details

A: Voting rights attached to shares							
Class/ type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary	10	10	570,185,461	570,185,461	0	51.00000086%	0%

Total (A+B)	
Number of voting rights	Percentage of voting rights
570,185,461	51.00000086%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14 Contact name:	Joyce Walter
15. Contact telephone name:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLQELFBDKBXBBL

RNS Number:2957D
TUI Travel PLC
04 September 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	TUI Travel PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	Lloyds Bank (PEP) Nominees Ltd State Street Nominees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	3 September 2007
6. Date on which issuer notified:	4 September 2007
7. Threshold(s) that is/are crossed or reached:	Fallen below 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transactic				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of votir rights	
				Direct	Indirect	Direct	Indirect
B127RQ7 Ord GBP0.10	26,544,515	26,544,515	26,335,166	0	26,335,166	0	4.963

Total (A+B)

Number of voting rights	Percentage of voting rights
26,335,166	4.963

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

67,352 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,267,814 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy	

holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLQZLFBDKBEBBZ

RNS Number:2262D
TUI Travel PLC
03 September 2007

3 September 2007

TUI Travel PLC

Exercise of Shares

TUI Travel PLC, the new company formed by the merger of First Choice Holidays PLC and the Tourism Division of TUI AG has today begun trading on the London Stock Exchange. Following an extended close period associated, inter alia, with the merger, and as part of a larger sale of shares by employees, the following share transactions were undertaken by Peter Long (Chief Executive) and Paul Bowtell (Chief Financial Officer) on 3 September 2007:

In total Peter Long sold 2,441,707 shares, of which 854,256 were sold to cover taxation and national insurance and 360,577 were sold to cover the option price under the Senior Executive Plan.

In total Paul Bowtell sold 705,615 shares, of which 428,981 were sold to cover taxation and national insurance.

Further details of the shares sold from various share schemes and bonus schemes are set out below.

The following shares were exercised and sufficient shares sold to cover the taxation and national insurance obligations:		
	Exercised	Sold
Peter Long		
Deferred Annual Bonus Scheme	122,308	50,147
Deferred Annual Bonus Scheme (Matching Shares)	499,792	*229,708
Performance Share Plan	271,489	111,311
* Plus sale of additional 24,792 shares		
Paul Bowtell		
Restricted Share Plan	577,442	236,752

The following shares were exercised and sold (which

includes a proportion to cover taxation and national insurance obligations):

	Exercised	Sold
Peter Long		
Deferred Annual Bonus Scheme	130,862	130,862
Restricted Share Plan	460,775	460,775
Paul Bowtell		
Deferred Annual Bonus Scheme	119,915	119,915
Deferred Annual Bonus Scheme (Matching)	235,595	235,595
Performance Share Plan	113,355	113,355

The following options were exercised and sold (which includes a proportion to cover taxation, national insurance obligations and the option price of 109.50p

	Exercised	Sold
Peter Long		
Senior Executive Plan	958,904	958,904

The share price for all transactions detailed above was 291.20 pence.

As a result of the above transactions the relevant Directors have beneficial interests in TUI Travel PLC shares as follows:

In total Peter Long retains an interest in 4,466,417 shares, relating to 2,872,129 personal holding, 828,096 share options and 766,192 deferred annual bonus share awards.

In total Paul Bowtell retains an interest in 704,019 shares, relating to 353,463 personal holding and 350,556 deferred annual bonus share awards.

In addition to the above transactions, the TUI Travel PLC Employee Benefit Trust ("EBT") has today purchased 4,400,000 shares at a price of 291.20 pence per share to satisfy future obligations of the EBT. The Directors of TUI Travel PLC are, amongst others, potential future beneficiaries of the EBT.

Enquiries:

Jessica Rouleau/Amy Faulconbridge

Hudson Sandler +44 (0)207 796 4133

The PLC website for TUI Travel PLC can be found at www.tuitravelplc.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSOKNKBFBKDKCK

RNS Number:1612D
TUI Travel PLC
03 September 2007

3 September 2007

TUI TRAVEL PLC BEGINS TRADING ON THE LONDON STOCK EXCHANGE

TUI Travel PLC is pleased to announce that the merger of First Choice Holidays PLC and the Tourism Division of TUI AG has been successfully completed. As a result, First Choice Holidays PLC's listing was cancelled at 8.00am today and the ordinary shares of the new combined group, TUI Travel PLC, have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

As previously announced, a detailed review of all the businesses will be undertaken over the coming months to help the Group identify enhanced opportunities in the businesses and to build on its stated strategy. In addition, cost efficiencies identified will be actioned during this period and beyond. It is the Group's intention to present the results of the review in January 2008.

Commenting on the completion of the merger, Peter Long, Chief Executive TUI Travel PLC said:

"The creation of TUI Travel PLC, one of the world's leading leisure travel companies, represents real growth opportunities for us as a Group. Not only will our shareholders benefit from efficiencies but we are also well positioned to deliver strong organic and acquisition led growth."

Dr Michael Frenzel, Chairman of TUI Travel PLC added:

"TUI Travel has tremendous opportunities ahead of it. We will bring together some of the best known brands in leisure travel coupled with excellent management expertise. TUI Travel will be actively shaping the future of the tourism business."

Enquiries:

Jessica Rouleau/Amy Faulconbridge
Hudson Sandler   +44 (0)207 796 4133

The PLC website for TUI Travel PLC can be found at www.tuitravelplc.com

As at 3 September 2007, TUI Travel PLC has 1,118 million shares in issue and will trade under the ticker symbol TT.L

Notes to Editors

TUI Travel:

- has over 200 brands worldwide
- has 30 million customers from more than 20 source markets.
- has a fleet of 155 aircraft in Europe and nearly 3,600 retail shops in UK, Ireland and Continental Europe
- employs 48,000 colleagues worldwide

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAPNDELAXEEE

RECEIVED
2007 DEC 17 A 11:29

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A2: RNS ANNOUNCEMENTS

FIRST CHOICE

RNS Number:0996D
First Choice Holidays PLC
31 August 2007

RECEIVED
2007 DEC 17 A 11:29

31 August 2007

FIRST CHOICE HOLIDAYS PLC

ORDER CONFIRMING THE REDUCTION OF CAPITAL RELATING TO THE MERGER WITH THE TOURISM DIVISION OF TUI AG TO CREATE TUI TRAVEL PLC

First Choice Holidays PLC ("First Choice") announces that, at a hearing held earlier today, the High Court of Justice in England and Wales (the "Court") granted an order confirming the reduction of capital (the "Reduction Court Order") relating to the scheme of arrangement (the "Scheme") between First Choice and the holders of the Scheme Shares. As previously announced by First Choice, the Scheme was sanctioned by the Court at a hearing held on 29 August 2007.

It is intended that the Reduction Court Order, together with the order of the Court sanctioning the Scheme (the "Scheme Court Order"), will be delivered to the Registrar of Companies in England and Wales for registration on Monday 3 September 2007. The Scheme and the reduction of capital will consequently become effective as soon as office copies of the Scheme Court Order and the Reduction Court Order have been delivered to the Registrar of Companies for registration on Monday 3 September 2007 and, in the case of the Reduction Court Order, have been registered by him. At that time the merger between First Choice and the travel and tourism division of TUI AG, excluding certain hotel assets, will be completed.

Indicative timetable

The indicative timetable for implementation of the Merger is currently expected to be as follows:

Last day of dealings in First Choice Shares	31 August 2007
Scheme Record Time	6.00 p.m. on 31 August 2007
Cancellation of listing of First Choice Shares	8.00 a.m. on 3 September 2007
Scheme Effective Date	3 September 2007
Completion of the Merger	3 September 2007
Expected date of Admission and commencement of dealings in TUI Travel Shares	3 September 2007
CREST accounts expected to be credited with TUI Travel Shares	on or around 3 September 2007
Latest date for despatch of definitive certificates for TUI Travel Shares in certificated form	17 September 2007

Capitalised terms used but not defined in this announcement have the same meaning as given to them in the circular to shareholders dated 29 June 2007.

Enquiries:

Jessica Rouleau / Amy Faulconbridge +44 (0)207 796 4133

Hudson Sandler

END

This information is provided by RNS
The company news service from the London Stock Exchange
END

MSCPBMJTMMMJBPR

RNS Number:9736C
First Choice Holidays PLC
29 August 2007

TR-1: Notifications of Major Interests in Shares	

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	Perry Nominees Ltd Boltro Nominees Ltd Ward Nominees Ltd Lloyds Bank (PEP) Nominees Ltd State Street Nominees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	28 August 2007
6. Date on which issuer notified:	29 August 2007

7. Threshold(s) that is/are crossed or reached:	Reached 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0[illegible]882 Ord GBP0.03	26,514,472	26,514,472	26,544,152	0	26,544,152	0	5.003

Total (A+B)

Number of voting rights	Percentage of voting rights
26,544,152	5.003

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

168,803 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

31,663 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

8,520 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

67,352 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,267,814 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned

subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKSBRBORWUAR

RNS Number:9468C
First Choice Holidays PLC
29 August 2007

29 August 2007

FIRST CHOICE HOLIDAYS PLC

ORDER SANCTIONING THE SCHEME OF ARRANGEMENT RELATING TO THE MERGER WITH THE TOURISM DIVISION OF TUI AG TO CREATE TUI TRAVEL PLC and TERMINATION OF DIVIDEND REINVESTMENT PLAN

The High Court of Justice in England and Wales (the "Court") has today made an order (the "Scheme Court Order") sanctioning the scheme of arrangement (the "Scheme") between First Choice Holidays PLC ("First Choice") and the holders of the Scheme Shares.

The hearing of the Court to confirm the reduction of capital associated with the Scheme (the "Reduction Court Hearing") is scheduled to take place on Friday 31 August 2007.

It is intended that the Scheme Court Order, together with the order of the Court confirming the reduction of capital associated with the Scheme (the "Reduction Court Order"), will be delivered to the Registrar of Companies in England and Wales for registration on Monday 3 September 2007. The Scheme and the reduction of capital will consequently become effective as soon as office copies of the Scheme Court Order and the Reduction Court Order have been delivered to the Registrar of Companies for registration on Monday 3 September 2007 and, in the case of the Reduction Court Order, have been registered by him.

Dealings in the ordinary shares of TUI Travel PLC ("TUI Travel"), the holding company of the enlarged group, are expected to commence at 8.00 a.m. on 3 September 2007.

Indicative timetable

The indicative timetable for implementation of the Merger is currently expected to be as follows:

Date of Reduction Court Hearing	31 August 2007
Last day of dealings in First Choice Shares	31 August 2007
Scheme Record Time	6.00 p.m. on 31 August 2007
Scheme Effective Date	3 September 2007
Cancellation of listing of First Choice Shares	8.00 a.m. on 3 September 2007
Expected completion of the Merger	3 September 2007
Expected date of Admission and commencement of dealings in TUI Travel Shares	3 September 2007
CREST accounts expected to be credited with	on or around 3 September 2007
TUI Travel Shares	
Latest date for despatch of definitive certificates for TUI Travel Shares in certificated form	17 September 2007

As a result of this timetable, the First Choice Dividend Reinvestment Plan ("DRIP") will not be available for shareholders in relation to the interim dividend which is to be paid by First Choice on 26 September 2007 to holders of First Choice Shares on the register on 24 August 2007. The Board has decided to terminate the DRIP with immediate effect and notice of the termination will be posted to participants in the DRIP shortly. Accordingly, holders of First Choice

Shares who were on the register on 24 August 2007 will receive the whole of the interim dividend which is to be paid on 26 September 2007 in cash.

It is intended that TUI Travel shareholders will be offered the chance to participate in a new TUI Travel Dividend Reinvestment Plan following the Merger. Details of the new TUI Travel Dividend Reinvestment Plan will be posted to TUI Travel shareholders in due course following completion of the Merger.

Capitalised terms used but not defined in this announcement have the same meaning as given to them in the circular to shareholders dated 29 June 2007.

Enquiries:

Jessica Rouleau / Amy Faulconbridge +44 (0)207 796 4133

Hudson Sandler

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
SO[illegible]SRBRRWUAR

RNS Number:7998C
First Choice Holidays PLC
24 August 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	Perry Nominees Ltd Boltro Nominees Ltd Ward Nominees Ltd Lloyds Bank (PEP) Nominees Ltd State Street Nominees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	23rd August 2007
6. Date on which issuer notified:	24th August 2007
	Fallen below 5%

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0664882 Ord G[illegible].03	26,546,823	26,546,823	26,514,472	0	26,514,472	0	4.997

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
26,514,472	4.997

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
138,986 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

32,500 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

7,820 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

67,352 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,267,814 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUSOVRBKRWUAR

RNS Number:7343C
First Choice Holidays PLC
23 August 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

First Choice Holidays PLC

2. Reason for notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

22 August 2007

6. Date on which issuer notified:

23 August 2007

7. Threshold(s) that is/are crossed or reached:

Reached 5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

0664882 Ord GBP0.03	26,240,118	26,240,118

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
0664882 Ord GBP0.03	26,546,823	0	26,546,823	0	5.003

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,546,823	5.003

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

138,986 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

32,500 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

5,960 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

67,352 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,302,025 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Joyce Walter

15. Contact telephone number:

+44 (0) 1293 588813

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUOSNRBORWUAR

RNS Number:7882B
First Choice Holidays PLC
09 August 2007

9 August 2007

First Choice Holidays PLC

Trading Update & Financing Announcement

To coincide with the announcement of the TUI AG Q2 results, and ahead of providing quarterly updates post-completion, First Choice Holidays PLC today announces an update on current trading and financing arrangements.

Financing Update

Acting on behalf of TUI Travel PLC with our colleagues at TUI AG, we are delighted to announce the successful syndication and signing of TUI Travel PLC's debut £1.2bn credit facility. The facility comprise two tranches - a £770m five year revolving credit facility and a £430m nine month bonding facility with a twelve month extension option. The facility is for the general corporate purposes of TUI Travel PLC including refinancing existing First Choice facilities and replacing existing First Choice and TUI Tourism bonding facilities.

The transaction was significantly oversubscribed, which we believe reflects the financial market's confidence in the strategic rationale and growth opportunity of the new Group. Due to such strong demand, the new facilities arranged are £200m more than originally sought. This was achieved at highly competitive margins over LIBOR of 75bps for the revolving credit facility and 55bps for the bonding facility.

Trading Update

In the six weeks since our trading update, the Group has continued to trade in line with the Board's expectations.

Current Trading (1)

		Summer 07	
y-o-y variation%		Sales	Customers
Mainstream			
	Short haul	-3	Flat
	Medium haul	+1	+1
	Long haul	+27	+23
Total		+6	+3
Capacity			Flat
Specialist			
	Europe	+16	+14
	North America (2)	+6	-2
Total		+15	+13
Activity			
	Marine	+1	N/a
	Adventure (2)	+6	N/a
Total		+3	N/a
Online Destination Services		Sales	Bednights
Online			
	Hotelbeds	+47	+24
	Bedsonline	+41	+34
	Hotelopia	+24	+4
Total		+42	+25

Laterooms.com	+61	+58

(1) These statistics are up to 5 August 2007
(2) These statistics exclude FY2006 and FY2007 acquisitions

For the Summer 2007 season, the Mainstream Holidays Sector has continued to see the rate of sale increase and is tracking in line with our internal expectations, with revenues now cumulatively up +6% on volume growth of +3%. As previously announced, we have cut capacity in the short-haul segment, while increasing capacity within long-haul by +25%, thereby maintaining overall capacity flat with the prior year. Given the continued strong demand, we have less capacity left to sell for the remainder of the season compared to last year. Despite the encouraging rate of sale, margins continue to be adversely impacted by higher APD taxes and the year-on-year increase in fuel costs.

The Specialist Holidays Sector has continued to experience strong demand for its destination and lifestyle specialist products, with cumulative revenues up +15% on volume growth of +13%. Margins have benefited from the strong customer demand and are tracking in line with the Board's expectations.

In the Activity Holidays Sector, revenues are up +3% overall, with the Adventure businesses continuing to experience strong demand for its range of products, with revenues on a like-for-like basis up +6% for the season. Marine revenues are up +1%, with margins for the Sector tracking slightly ahead of last year.

All routes to market within the Online Destination Services Sector are performing well with revenues up +42% and bednights up +25%, and margins tracking ahead of last year. The Sector continues to grow as independent tour operators, travel agents and consumers (primarily through our successful partnerships with low cost airlines such as EasyJet) seek access to our accommodation bed-bank of over 25,000 hotels in 900 leisure destinations. Laterooms.com continues to perform ahead of our expectations with sales and bednights up +61% and +58% respectively, as the business experiences significant demand for late availability bedstock.

Merger Update

The merger process continues to remain on track following shareholder approval for the transaction on 25 July 2007. It is expected that admission and completion of the Merger will take place on 3 September 2007.

Commenting on the trading and financing update, Peter Long, Chief Executive said:

"I am pleased with the way summer trading is progressing and we remain on track to meet our internal expectations for the full year. Capacity is being well managed and demand remains strong for our products across all sectors. The successful refinancing is a major step towards the launch of TUI Travel PLC and I am delighted with the support we have received from our banking partners. I now look forward to the completion of the merger process and leading my colleagues through the integration process to create one of the world's leading travel groups."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director (Analysts) Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts) Tel: 01293 588 058
David Paterson, Group Head of Planning & Analysis (Analysts) Tel: 01293 588 055
Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Hudson Sandler
Michael Sandler/Amy Faulconbridge Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

TSTMGGGRMRNGNZZ

RNS Number:7474B
First Choice Holidays PLC
08 August 2007

8 August 2007

FIRST CHOICE HOLIDAYS PLC

Notice of Trading Update

To coincide with the announcement of TUI AG's results for the second quarter ended 30 June 2007 and ahead of providing quarterly updates post completion by TUI Travel PLC, First Choice Holidays PLC will provide an update on current trading on Thursday 9 August 2007.

Hudson Sandler

Amy [illegible]ulconbridge / Alix Haysom 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END
TSTZGGGRFRFGNZM

RNS Number:5158B
First Choice Holidays PLC
03 August 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	First Choice Holidays PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation(iii):	Newton Investment Management Limited	
4. Full name of shareholder(s) (if different from 3.)(iv):	Newton Investment Management Limited	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	31/07/07	
6. Date on which issuer notified:	01/08/07	
7. Threshold(s) that is/are crossed or reached:	Decrease from 9.03% to 8.93%	
8. Notified details:	Sale of 533,914 shares	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares ISIN GB0006648827	47,907,088	9.03%	N/A	N/A	47,373,174	N/A	8.93%

Total (A+B)	
Number of voting rights	% of voting rights
47,373,174	8.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOL[illegible]AORBARWRAR

RNS Number:9350A
First Choice Holidays PLC
26 July 2007

PDMR - SALE OF SHARES

1 On 25 July 2007 Bill Logan (Group HR Director) sold 25,810 shares at 321.99 pence per share; and

2 On 26 July 2007 Andrew John (Group Legal Director) sold 260,318 shares at 318 pence per share

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBSGDRGXDGGRL

RNS Number:8364A
First Choice Holidays PLC
25 July 2007

25 July 2007

FIRST CHOICE HOLIDAYS PLC

RESULTS OF COURT MEETING AND EGM

The Board of First Choice Holidays PLC ("First Choice") announces that at the meeting convened by the Court and the Extraordinary General Meeting held today all the resolutions contained in the Notice of Court Meeting and the Notice of Extraordinary General Meeting were passed by the requisite majorities.

Accordingly, the merger of First Choice and the Tourism Division of TUI AG has now been approved by First Choice Shareholders. Subject to the Court sanctioning the Scheme, and confirming the associated reduction of capital, and the satisfaction or waiver of certain other outstanding conditions, completion of the merger and the listing of the TUI Travel PLC shares are expected to occur on 3 September 2007.

Voting Results

The resolution proposed at the Court Meeting to approve the Scheme was passed on a poll of holders of the Scheme Shares. The result of the poll was as follows:

To approve the Scheme:

	Number of Scheme Shares voted	% of Scheme Shares voted	% of issued Scheme Shares	Number of Scheme shareholders voting	% o sha vot
For	344,648,429	99.94%	64.96%	1,173	93.
Against	199,067	0.06%	0.04%	87	6.9

The Extraordinary General Meeting was held to consider resolutions to approve (1) the Scheme, (2) the proposed waiver of Rule 9 of the Takeover Code, (3) the operation of the TUI Travel PLC Performance Share Plan, (4) the operation of the TUI Travel PLC Deferred Annual Bonus Scheme, (5) the operation of the TUI Travel PLC Sharesave Scheme, (6) the operation of the TUI Travel PLC Share Incentive Plan and (7) the operation of the TUI Travel PLC Value Creation Synergy Plan. Resolutions (1) and (3)-(7) were passed on a poll. Resolution (2) was passed on a poll of independent Shareholders. The results of the polls were as follows:

Res'n	Description	Votes For	%	Votes Against	%	Abs
1	Special resolution to approve the Scheme of Arrangement, to amend the Articles of Association of the Company, to cancel all the Scheme Shares, to reduce the capital of the Company, to increase the authorised share capital of the Company and to allot new shares	345,015,999	99.81	656,204	0.19	5,7
2	Ordinary resolution to approve the waiver by the	350,039,142	99.90	353,604	0.10	998

	Takeover Panel of the obligation that would otherwise arise on TUI AG to make a general offer to all the shareholders of the Company pursuant to Rule 9 of the Takeover Code					
3	Ordinary resolution to approve the TUI Travel Performance Share Plan	333,392,800	95.69	15,000,256	4.31	2,9
4	Ordinary resolution to approve the TUI Travel Deferred Annual Bonus Scheme	327,848,718	96.15	13,144,450	3.85	10,
5	Ordinary resolution to approve the TUI Travel Sharesave Scheme	351,026,854	99.91	302,082	0.09	61,
6	Ordinary resolution to approve the TUI Travel Share Incentive Plan	351,076,526	99.93	251,819	0.07	62,
7	Ordinary resolution to approve the TUI Travel Value Creation Synergy Plan	313,547,317	91.27	29,981,529	8.73	7,8

The expected timetable of the remaining principal events will be as follows:

Court hearing to sanction the Scheme	29 August 2007
Court hearing to confirm the reduction of capital	31 August 2007
Expected date of completion, listing of TUI Travel PLC shares and commencement of dealings	3 September 2007

The number of First Choice Shares in issue as at 10.00 am on Wednesday, 25 July 2007 was 530,577,303. No First Choice Shares were held in Treasury.

Terms used but not defined in this announcement have the same meaning as given to them in the circular to shareholders dated 29 June 2007.

Enquiries:

Jessica Rouleau/Amy Faulconbridge +44 (0)207 796 4133
Hudson Sandler

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCZGGZNZKMGNZM

RNS Number:7619A
First Choice Holidays PLC
24 July 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	Perry Nominees Ltd Boltro Nominees Ltd Ward Nominees Ltd Lloyds Bank (Pep) Nominees Ltd State Street Nominees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	23 July 2007
6. Date on which issuer notified:	24 July 2007
7. Threshold(s) that is/are crossed or reached:	Fell Below 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0664882 ORD GBP 0.03	26,733,332	26,733,332	25,184,841	0	25,184,841	0	4.747

B: Financial Instruments N/A

Total (A+B)

Number of voting rights	Percentage of voting rights
25,184,841	4.747%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

92,370 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,963 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

3,710 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

63,251 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

24,998,547 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUSSURBKRBUAR

RNS Number:6733A
First Choice Holidays PLC
23 July 2007

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19 July 2007
6. Date on which issuer notified:	20 July 2007 - Received 23.7.07
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	Standard Life Investments Ltd disposed of 942,785 voting rights.

A Voting rights attached to shares				
Class/type of shares if possible using the ISIN code	GB0006648827			
Situation prior to the triggering transaction				
Number of shares	Number of voting rights			
27,025,822	27,025,822			
Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
14,756,054	14,756,054	11,326,983	2.781%	2.135%

B Financial instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting righ

Total (A + B)	
Number of voting rights	% of voting rights
26,756,054	4.916%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Standard Life Investments Ltd	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Joyce Walter, Deputy Company Secretary
15. Contact telephone number:	(01293) 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOARRBVRBUAR

RNS Number:9956Z
First Choice Holidays PLC
10 July 2007

FIRST CHOICE HOLIDAYS PLC

Additional Listing

A block listing application has been made for 17,259,768 ordinary shares of 3 pence each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The share will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The 17,259,768 shares will be issued pursuant to the exercise of awards granted under the following long term incentive schemes:

Restricted Share Plan 2,904,606
Deferred Annual Bonus Scheme 3,062,466
Performance Share Plan 5,430,701
Senior Executive Plan 5,861,995

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISGUUQUMUPMGAU

RNS Number:9014Z
First Choice Holidays PLC
09 July 2007

BLOCK LISTING SIX MONTHLY RETURN

1.	Name of company FIRST CHOICE HOLIDAYS PLC	
2.	Name of scheme FIRST CHOICE HOLIDAYS RESTRICTED SHARE PLAN	
3.	Period of return: From 31.12.06 to 30.6.07	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	11,140
5.	Number of shares issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	11,140
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 500,000 Ref A3118 - 2.8.96 700,000 Ref RA 00017-005 - 20.3.00 995,799 Ref RA FCH00029 - 17.10.01 500,000 Ref RA FCH 00030 - 21.12.01 308,300 Ref RNS 7602N - 13.12.06	

Please confirm total number of shares in issue at the end of the period in order for us to update our records 530,577,303

BLOCK LISTING SIX MONTHLY RETURN

1.	Name of company FIRST CHOICE HOLIDAYS PLC	
2.	Name of scheme FIRST CHOICE HOLIDAYS SAVINGS RELATED SHARE OPTION SCHEME	
3.	Period of return: From 31.12.06 to 30.6.07	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	505,653
5.	Number of shares issued/alloted	Nil

	under scheme during period:	
6.	Balance under scheme not yet issued/allotted at end of period	505,653
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 20,000 Ref A733 - 1.3.96 500,000 Ref A3371 - 8.8.97 1,353,066 Ref RA/FCH 33312 - 8.9.99 2,239,650 Ref RSN 0956Q - 24.09.03 1,509,708 Ref RSN 00385 - 24.9.05	

Please confirm total number of shares in issue at the end of the period in order for us to update our records 530,577,303

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRKGGGNZLVGNZM

RNS Number:4203Z
First Choice Holidays PLC
02 July 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIRST CHOICE HOLIDAYS PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):____________________		
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.	
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs International, Goldman Sachs Asset Management International, Goldman Sachs Asset Management, L.P.	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27 JUNE 2007	
6. Date on which issuer notified:	Received 2.7.07	
7. Threshold(s) that is/are crossed or reached:	8%	
8. Notified details:		

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0006648827	43,340,192	8.17%		34,551,253	7,480,651	6.51%	1.41%

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
42,031,904	7.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 34,551,253 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 136,476 shares arose from the interest held by Goldman Sachs Asset Management International, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN"). The interest in 7,344,175 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUAKRBNRBRRR

RNS Number:3364Z
First Choice Holidays PLC
29 June 2007

29 June 2007

2007 DEC 17 A 11:50

FIRST CHOICE HOLIDAYS PLC AND TUI AG

PUBLICATION OF PROSPECTUS

The Boards of First Choice Holidays PLC ("First Choice") and TUI AG announce that the prospectus for TUI Travel PLC prepared for the purposes of the proposed merger of First Choice and the Tourism Division of TUI AG ("TUI Tourism") has been published today. The prospectus and the circular relating to the proposed scheme of arrangement (the "Scheme") of First Choice will be posted to shareholders next week.

The merger remains subject to a number of conditions, including the approval of First Choice shareholders, approval of the Scheme by the Court and listing of TUI Travel PLC shares.

First Choice shareholders will be sent a circular setting out full details of the Scheme, together with the prospectus. The prospectus contains further information on First Choice, TUI Tourism and TUI Travel PLC, inclusive of a trading update.

Current trading and prospects for TUI Tourism

Trading for the financial year 2007 is in line with the Board's expectations. Overall demand in the travel market remains strong, with varying levels of growth in demand across TUI Tourism's source markets.

Overall, bookings for the 2007 Summer season have started well, with customer numbers up 7.8 per cent. and booked revenues up 2.8 per cent. year-on-year, as at 22 June 2007. The Central Europe Sector, which includes the large German source market, recorded a good increase in bookings, although the Sector's results are affected by start-up costs in connection with the restructuring of flight operations under the new brand TUIfly.com. Customer numbers and booked revenues have also increased in the Western Europe Sector, although the Northern Europe Sector has experienced a decline year-on-year due to difficult market conditions in the UK and Ireland.

Despite varying trends across TUI Tourism's source markets, in the absence of significant adverse events the performance for the full year is expected to be in line with the Board's expectations.

Current trading and prospects for First Choice

Trading for the financial year 2007 has been in line with the Board's

expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium-haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 Summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, Summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the Summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

Timetable

The timetable of principal events will be as follows:

First Choice shareholder meetings	25 July 2007
Final court hearing to sanction Scheme / reduction of capital	31 August 2007
Expected date of completion, listing of TUI Travel PLC shares and commencement of dealings	3 September 2007

The prospectus is available on the First Choice website at www.firstchoiceholidaysplc.com and at the FSA Document Viewing Facility.

Conference call

There will be a conference call for analysts on Tuesday 3 July at 9am. The call-in details are:

Telephone number:	+ 44 (0)1452 542 300

Conference ID: 5678865

Enquiries:

Jessica Rouleau/Amy Faulconbridge
Hudson Sandler +44 (0)207 796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCXKLFLDQBLBBB

RNS Number:3313Y
First Choice Holidays PLC
14 June 2007

14 June 2007

FIRST CHOICE HOLIDAYS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 APRIL 2007

Highlights

- Underlying operating loss before interest and tax improved by 1% to £66.5m (2006: £67.0m)
- Underlying loss before tax of £82.5m (2006: £76.5m) due to higher financing cost resulting from increased spend on acquisitions
- Interim dividend up by 11% to 2.50p per ordinary share (2006: 2.25p)
- Improvement in underlying gross and operating margin
- Seven strategic acquisitions in niche specialist segments made in the first half for a maximum consideration of £145.8m (2006: £94.9m)
- Continued investment in long-haul programme and Holiday Villages; Dominican Republic opened in Winter 2006, Egypt opening in Summer 2007, Mexico and Cyprus openings planned for Summer 2008
- Specialist sectors underlying operating profit improved to £5.1m (2006: £0.2m)

Agreement with TUI AG to create TUI Travel PLC by merging First Choice Holidays with the TUI tourism business (excluding certain hotel assets)

Financial highlights

Underlying1 results Reported results

RECEIVED
2007 DEC 17 A 11:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

£m	HY07	HY06	Change	HY07	HY06	Change
Revenue	1,017.7	960.7	+5.9%	1,[illegible]7.7	960.7	+5.9%
Operating loss	(66.5)	(67.0)	+0.7%	(8[illegible].3)	(68.7)	-25.6%
Loss before tax	(82.5)	(76.5)	-7.8%	(102.8)	(78.2)	-31.5%
Basic loss per share	(11.4p)	(10.5p)	-8.6%	(14.2p)	(11.0p)	-29.1%
Dividend per share	2.50p	2.25p	+11.1%	2.50p	2.25p	+11.1%

Current trading

- For Summer 2007 Mainstream Holidays Sector revenues are up 3%, with long-haul revenues and bookings up 26% and 21% respectively
- Specialist Holidays Sector revenues and bookings are ahead of last year by 18% and 16% respectively
- Activity Holidays Sector revenues are up 5% on a like for like basis
- Online Destination Services bednight bookings are 32% up on prior year
- Laterooms.com bednights and revenues are up 73% and 78% respectively

1 The Group believes that underlying operating loss, underlying loss before tax and underlying loss per share provide additional guidance to statutory measures on the underlying performance of the business during the financial period. Underlying loss before tax and underlying operating loss exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of losses of the Group's joint venture and associate.

Commenting on the results, Peter Long, Chief Executive said:

"I am pleased with the first half trading performance in what has been a challenging market, particularly in the UK and of course an exceptionally busy period for the company. The recent acquisitions are performing very well and the pipeline remains strong."

"It gives me great confidence for the future that we have such strength in depth within our management team that we have been able to pursue a large corporate transaction with TUI, complete the competition process whilst still delivering a good trading performance and integrating a number of acquisitions. Over the next few months this capability will be vital as we focus on delivering the results through the key summer period and completing the merger."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts) Tel: 01293 588 058
David Paterson, Group Head of Planning & Analysis (Analysts) Tel: 01293 588 055
Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau / Amy Faulconbridge Tel: 020 7796 4133

Note to editors:

High resolution images are available for the media to view and download from www.vismedia.co.uk. For details of the webcast please visit our website www.firstchoiceholidaysplc.co.uk

INTERIM STATEMENT

Overview

The first half performance of the Group has been in line with our expectations and we are pleased to report a satisfactory overall result despite challenging trading conditions in some markets. We have continued to actively manage capacity and differentiate our Mainstream business through greater emphasis on exclusive product and medium and long-haul destinations, whilst building a portfolio of niche leisure travel businesses that operate in high growth segments. This strategy provides us with flexibility and the ability to diversify risk across the Group and drive margin growth.

During the period, we were pleased to announce the proposed creation of one of the world's leading travel groups, TUI Travel PLC through the recommended merger of First Choice and the tourism division of TUI AG (excluding certain hotel assets). The strong strategic fit of the businesses, combined with a leading management team provides the opportunity to create one of the world's most profitable travel groups. The merger will enable us to deliver sustainable

revenue and long-term earnings growth while deriving cost advantage from leveraging both synergy opportunities and economies of scale to enhance margins.

Financial results

The Group achieved underlying loss before tax of £82.5m (2006: £76.5m), with underlying operating loss reduced by 1% to £66.5m (2006: £67.0m), on revenue growth of 6% to £1,018m (2006: £961m). The 8% increase in underlying loss before tax to £82.5m was primarily as a result of higher net financing expenses (up £6.5m to £16.0m) due to interest on acquisitions in the first half (£3.0m of the increase), the full period impact on interest expense of FY06 acquisitions (£2.5m of the increase) and higher borrowing costs as a result of the recent rises in UK interest rates (£1.0m of the increase). Consequently, underlying loss per share increased to 11.4 pence (2006: 10.5 pence). The Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11% compared to the same period in the prior year.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Six months ended 30 April	2007	2006
Revenue	£1,018m	£961m
Underlying operating loss	(£66.5m)	(£67.0m)
Underlying loss before tax	(£82.5m)	(£76.5m)
Statutory operating loss	(£86.3m)	(£68.7m)
Statutory loss before tax	(£102.8m)	(£78.2m)
Underlying basic loss per share	(11.4p)	(10.5p)
Statutory basic loss per share	(14.2p)	(11.0p)

A reconciliation of underlying loss before tax to statutory loss before tax is as follows:

	2007 £m	2006 £m
Underlying loss before tax	(82.5)	(76.5)
Separately disclosed items	(12.9)	-
Loss on disposal of investment in associate	(0.5)	-
Amortisation of business combination intangibles	(7.9)	(2.5)
Taxation on profits of joint venture and associate	1.0	0.8
Statutory loss before tax	(102.8)	(78.2)

As previously announced, due to the UK Government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the

retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing underperforming business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

Sector reviews

Mainstream Holidays

Winter 2006/07

	Winter 06/07	Winter 05/06	Change%
Passengers ('000)1			
Short-haul	153	173	-12%
Medium-haul	337	364	-7%
Long-haul	135	109	+25%
Total	625	646	-3%
Revenue per passenger			
Short-haul	+4%		
Medium-haul	+3%		
Long-haul	+10%		
Total	+12%		
Revenue growth			
Short-haul	-9%		
Medium-haul	-4%		
Long-haul	+37%		
Subtotal	+8%		
Other revenues 2	-10%		
Total	+4%		
Underlying operating loss (£m)	(60.9)	(54.8)	-11%
Operating margin	(16.6)%	(15.5)%	-1.1ppts
Controlled distribution3	62%	57%	+5ppts
Online distribution3	34%	31%	+3ppts

1 Passenger numbers include inclusive tour and flight-only sales for the UK, Ireland and Ski, whereas the trading updates simply focus on inclusive tour and flight-only sales for the UK.

2 Other revenues include distribution, airline, accommodation only, cancellation and sundry revenue.

3 Controlled and online distribution is expressed as a total % of customer bookings.

In what continues to be a particularly challenging UK market, the Mainstream Holidays Sector has performed in line with our expectations. The Sector's revenue for the six months ended 30 April 2007 was £367.7m (2006: £352.5m), with an underlying operating loss of £60.9m (2006: £54.8m). The increase in the underlying loss is attributable to a number of factors, including the impact of the increase in APD resulting in a £2.5m impact to margin. As previously announced, we have not been able to fully recover the rise in fuel prices from our customers, resulting in a £2.0m impact to profitability, while the continuing investment in the long-haul programme has cost £3.0m in the first half. We now have our full complement of six long-haul B767s, with five operating and one providing dedicated standby cover, all of which will be in operation until we start to take delivery of our first B787s in 2009.

Winter capacity was flat year-on-year with a 7% reduction in short-haul, 8% in medium-haul and a 30% increase in long-haul. The demand for our long-haul offering is very encouraging and it now accounts for 25% of our Winter programme (2006: 19%).

We continue to increase our control of distribution and in the Winter period 62% (2006:57%) of First Choice product was sold through our own channels, while for Summer 2007 it is 71% (2006: 66%). The investment in exclusive differentiated product continues. In the Winter we operated five Holiday Villages, including our first long-haul Holiday Village in the Dominican Republic. Our newest Holiday Village, in Egypt, has opened for this Summer and two more Holiday Villages, Mexico and Cyprus, will open next Summer.

Specialist Holidays

This Sector operates a business model characterised by destination specialisation and expertise, flexible accommodation and flying arrangements with niche brands in each source market. The Sector delivered an underlying operating profit of £10.9m (2006: £9.4m) on revenues of £400.6m (2006: £428.3m), representing a margin improvement of 50 basis points. The performance was driven primarily by a strong UK performance, managing capacity in a challenging Canadian market and in the key European source markets.

European Specialist Businesses

The UK Specialist businesses enjoyed an excellent Winter with underlying operating profits increasing by £1.0m year-on-year. The restructuring of the Division and the investment in a dynamic new selling system is now yielding benefits with controlled distribution increasing from 57% of total bookings to 69% across the Division. In the Continental European Specialist businesses the rate of sale continued to improve throughout the season with the businesses managing capacity carefully throughout the period. Egypt has continued to recover from terrorist incidents which affected trading during the Winter 2006 season, while capacity to Morocco increased by 33% following the launch of a further Marmara club in the destination, which proved extremely popular with our customers.

As previously announced, we have decided to scale back, or close, certain smaller businesses in Continental Europe which had sales in the year ending 31 October 2006 of £36.3m. The £4.5m benefit arising from these actions will be realised in the current financial year.

North American Specialist Businesses

The Canadian market remains highly competitive and this Winter the weather was also unseasonally warm during December and January. Despite the competitive environment, Signature Vacations performed strongly across all the regions of the country, as we were able to successfully manage capacity despite weakened demand during the early part of the season with minimal impact on profitability.

The First Choice Student Travel businesses based in the USA and Canada performed in line with our expectations. The recent acquisitions in educational student travel have integrated well into the division and are performing as anticipated.

	Winter 06/07	Winter 05/06	Change%
Passengers ('000)1			
Europe	360	334	+8%
North America	360	338	+6%
Total	720	672	+7%
Year-on-year variation			
Revenue per passenger			
Europe	-5%		
North America	+4%		
Total	Flat		

Revenue growth			
Europe	+3%		
North America	+11%		
Subtotal	+7%		
Other 2	-12%		
Total	-6%		
Underlying operating (loss)/profit (£m)	2007	2006	
Europe	(4.8)	(7.1)	32%
North America	15.7	16.5	-5%
Total	10.9	9.4	16%
Underlying operating margin	2.7%	2.2%	+0.5ppts

Note

1 Passenger and revenue KPI's include FY06 and FY07 acquisitions, and exclude discontinued operations.

2 Other includes revenue relating to discontinued operations in FY06 and FY07 and the impact of changing foreign exchange rates.

Activity Holidays

The Activity Holidays Sector delivered an underlying operating loss of £6.8m (2006: loss of £7.5m) on revenue growth of 25% to £174.7m (2006: £140.1m). The £0.7m improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

Marine

The Sunsail Yachts and Moorings' integration is progressing well and we remain on target to deliver the anticipated cost synergy benefits of £5m this year, which is ahead of our original target.

Sunsail Clubs has reduced capacity following the closure of the Javelin Club in Turkey for re-development, it is planned to re-open the Javelin Club in 2008. This market remains challenging with a number of competitors offering holidays at significantly discounted prices. Our newest club, Phokaia in Turkey is in its second year of operation and demand is very high, up 56% year-on-year, giving us confidence that, despite the competitive environment, a superior club experience

is important to our customers.

Occupancy levels within Inland Waterways have risen over the season, while the level of direct sales has increased by four percentage points to 46% (2006: 42%).

Adventure

The Adventure division, which includes First Choice Expedition Cruising, performed in line with our expectations with consumer demand for adventure-style holidays continuing to drive top-line and margin growth, with total revenues up 28% to £105m (2006: £82m) and like-for-like revenues up 19%. During the period, we reviewed our participation in the expedition cruising market and took the strategic decision to focus solely on polar expedition cruising. As a consequence, we acquired Quark Expeditions the world's leading operator of expedition cruise voyages to the polar regions. Quark operate six ships in the polar region and has built up market leading expertise in this activity. This acquisition will allow us to combine the Peregrine ships to create the market-leading operator in the polar expedition cruising market. As a result of this decision, after the period end, we sold the two Clipper ships that we acquired with the INTRAV acquisition for net disposal proceeds of £16m, although we have retained a medium-term charter on the Clipper Adventurer. In our opinion access to this type of capacity is important but ownership of the assets was not the optimum use of capital when capacity was readily available in the marketplace. With our enhanced position in this market we will be able to substantially improve our itineraries in the 2007/08 cruising programme.

The schools business performed well during its key trading period including a strong performance from the Travel Class business we acquired in 2006. The FlexiSki business benefited from restructuring and delivered excellent growth during its key trading period.

Winter 2006/07

Year-on-year variation	Revenue Total	Revenue Like-for-like
Marine	+25%	+3%
Adventure 1	+28%	+19%
Escorted Tours	+9%	n/a
Total	+25%	+15%

	Winter 06/07	Winter 05/06	Change
Underlying operating loss (£m)	(6.8)	(7.5)	+9.3%
Operating margin	(3.9)%	(5.3)%	1.4ppts

1 Winter 2006/07 revenue includes First Choice Expedition Cruising, which is not included in the trading updates

Escorted Tours

The Escorted Tours division enjoyed revenue growth of 9% to £21.3m (2006: £19.5m) as the portfolio of cultural and luxury escorted tour operators continued to benefit from strong consumer-led growth for these products.

Online Destination Services

The Online Destination Services Sector has achieved 29% like-for-like growth in underlying operating profit in the first half with like-for-like revenues up 11% and total revenues up 88% to £74.7m (2006: £39.8m). Total underlying operating profit has risen 159% to £1.0m (2006: £1.7m loss) as a result of the continued growth in the Hotelbeds and Bedsonline routes to markets, the recovery in Mexico as a destination which was adversely affected last year by Hurricane Wilma and the acquisition of Laterooms.com.

The integration of last year's acquisitions, Meridian and Pacific World, remains in line with expectations and has resulted in the Sector bed-bank increasing substantially for all the main destinations in China and South East Asia.

Laterooms.com, which we acquired in December 2006, had an excellent first four months in the Group and has so far delivered a financial performance in excess of our expectations. We are delighted with this performance and remain confident that this business will complement our existing online capability.

	Winter 06/07	Winter 05/06	Change
Online			
Bednights (m)			
Hotelbeds	3.2	2.2	+46%
Bedsonline	1.7	1.1	+55%
Hotelopia	1.2	1.2	+3%
Total	6.1	4.5	+37%
TTV per bednight (year-on-year change)			
Hotelbeds	+0%		
Bedsonline	+4%		
Hotelopia	+7%		
Total	+2%		

Underlying operating profit/(loss) (£m)	1.0	(1.7)	+159%
Operating margin	1.3%	(4.3)%	6ppts

Acquisitions

In the last six months we have completed seven acquisitions in niche segments of the leisure travel market for a maximum consideration of £145.8m. By way of comparison, in the first half ended 30 April 2006, we made nine acquisitions for a maximum consideration of £94.9m. Of the maximum consideration of £145.8m for the six months ended 30 April 2007, £106.8m has been paid during the first half. A further amount up to £39.0m could be paid as deferred and contingent consideration.

Acquisitions H1 2007	Max £m	Paid £m
Acquisitions in the year	106.8	106.8
Contingent consideration not recognised	8.3	
Deferred and contingent consideration recognised	30.7	
	145.8	106.8
Acquisition costs	1.2	1.2
Total cost of investment	147.0	108.0
Less contingent consideration not recognised	(8.3)	
Total cost of investment accounted for	138.7	108.0
Cash acquired with acquisitions		(6.2)
Cash paid relating to prior year acquisitions		4.6
Net cash outflow in the period relating to acquisitions		106.4

We have acquired businesses within the online, adventure, premium escorted tours and North American student travel segments of the market:

- In the online market, we acquired laterooms.com, an online hotel price comparator and genuine provider of late availability accommodation. This business operates in a high growth niche market as hoteliers seek to distribute their unsold stock.

- Within North American Student Travel we have acquired two businesses, Young Explorers an educational tours business based in Canada and KSA Events which offers participation by high school students in organised sporting events and tournaments. The acquisition of KSA Events provides us with the platform to enter the group performance segment of the student travel

marketplace in the US, which demonstrates similar high-growth characteristics to our existing high school leisure and educational group travel propositions.

- In the Activity Holidays Sector we have acquired four businesses within the Adventure division in the first half. i-to-i, headquartered in the UK, has established itself as a leading provider of Meaningful Travel experiences while iExplore, Inc. is a US premium adventure travel internet portal and WesternXposure is an Australian operator of adventure tours in Western Australia and the Northern Territory. Within expedition cruising, we acquired Quark Expeditions, the world's leading operator of expedition cruise voyages to the Polar Regions, and recently disposed of the two Clipper cruising ships to enable our business to focus exclusively on expedition cruising.

After the period end, we acquired Hannibal Travel Group (trading under the Hannibal and Marco Polo brands) within the Escorted Tours division, which is a leading premium escorted tours operator, serving the Danish market and primarily the 'baby boomer' and 'young professional' demographic.

The acquisition pipeline remains strong and we will continue to target leisure travel companies that have excellent growth characteristics with the ability to generate superior returns for our shareholders.

Cash

Our net debt position of (£373m) represents increased indebtedness of £186m compared to the same point in the prior year (2006: £187m net debt). The net debt position comprises £196m of cash and £569m of debt. Our acquisition strategy accounts for the majority of this increase in debt.

Dividends

The Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11% compared to the same period in the prior year. This is in line with our stated progressive dividend policy to maintain dividend cover at around two-times. The dividend is payable on 26 September 2007 to shareholders on the register at 24 August 2007.

Corporate activity

On 19 March 2007, we announced a proposed merger with the Tourism Division of TUI AG (excluding certain hotel assets) to create TUI Travel PLC. On 4 June 2007, the European Commission announced that it had conditionally approved the

merger, subject to divestment of a business within the Republic of Ireland.

The merger, which will be implemented by way of a Court-approved Scheme of Arrangement, remains subject to a number of conditions, including approval of the TUI Travel PLC prospectus by the UKLA, approval by First Choice shareholders, approval of the Scheme of Arrangement by the UK High Court and the listing of the TUI Travel PLC shares.

The expected timetable of key events is:

29 June 2007- UKLA approval and publication of the TUI Travel PLC prospectus

Early July 2007 - Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders

By 1 October 2007 - Delisting of First Choice shares and listing of TUI Travel PLC shares

Within the expected timetable, exact dates for the posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders, the First Choice shareholder meetings, the Court hearing and for the final merger steps will be decided shortly. Shareholders will be kept fully informed.

Outlook

Current trading (1)

	Summer 2007	
y-o-y variation %	Sales	Customers
Mainstream (2)		
Short-haul	-8	-6
Medium-haul	flat	flat
Long-haul	+26	+21
Total	+3	flat
Capacity		flat
Specialist		
Europe	+19	+17
North America (3)	+7	-1

Total	+18	+16
Activity		
Marine	+2	n/a
Adventure (3)	+7	n/a
Total	+5	n/a

Online Destination Services	Summer 2007 Sales	Bednights
Online		
Hotelbeds	+48	+25
Bedsonline	+72	+59
Hotelopia (4)	+10	+4
Total	+52	+32
Laterooms	+78	+73

Notes:

(1)These figures reflect trading up to 9 June 2007

(2)These statistics reflect UK Inclusive Tour and Flight Only sales

(3)These statistics exclude FY06 and FY07 acquisitions

(4)Hotelopia is on a booking basis

In the six weeks since the trading update on 1 May 2007, trading for Summer 2007 has continued to perform in line with our expectations.

In Mainstream Holidays our performance has tracked in line with our expectations in what remains a challenging market, with revenues now cumulatively up +3% on flat volumes. We have cut capacity in the short-haul market, while maintaining capacity levels in the medium-haul segment where we are continuing to experience strong demand for Turkey and Greece. Within long-haul, as a result of the 25% increase in capacity and our differentiated product offering, we are continuing to enjoy strong demand for key destinations such as Mexico, Dominican Republic, Cuba and Costa Rica. Accordingly, long-haul revenues are up 26% on volume growth of 21%. We anticipate that margins will remain under pressure as the impact of the rise in APD and year-on-year increase in fuel costs affects our ability to recover the additional costs incurred.

The Specialist Holidays Sector has had an excellent start to Summer across all its businesses with sales and margins up on last year, as demand for the lifestyle and destination specialism products on offer and the growth in controlled distribution yields benefits across the sector.

Overall, the Activity Holidays Sector is performing well with the Adventure businesses enjoying a strong start to the season with revenues up 7% like-for-like and Marine revenues up +2% on a like-for-like basis. Margins are tracking slightly ahead of last year for the summer programme.

In the Online Destination Services Sector all routes to market continue to grow and are performing well, with margins ahead of last year. The Sector continues to benefit from demand for its significant bedbank across over 900 predominately leisure destinations from independent tour operators and travel agents. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78% and 73% respectively.

Although early in the selling period, where Winter 2007/08 is on sale, we are performing in line with our expectations.

Consolidated income statement
for the six months ended 30 April 2007 (unaudited)

	Note	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Revenue		1,017.7	960.7	2,715.3
Cost of sales		(940.3)	(893.6)	(2,313.4)
Gross profit		77.4	67.1	401.9
Administrative expenses		(161.4)	(133.7)	(289.0)
Share of operating (losses)/ profit of joint venture and associate		(2.3)	(2.1)	2.8
Operating (loss)/profit		(86.3)	(68.7)	115.7
Analysed as:				
Underlying operating (loss)/profit		(66.5)	(67.0)	135.4
Separately disclosed items	3	(12.9)	-	(5.8)
Amortisation of business combination intangibles		(7.9)	(2.5)	(11.3)
Impairment of goodwill		-	-	(1.4)

Taxation on (losses)/profits of joint venture and associate		1.0	0.8	(1.2)
		(86.[illegible])	(68.7)	115.7
Loss on disposal of investment in associate		(0[illegible]	-	-
Financial income	4	6.3	3.8	8.9
Financial expenses	4	(22.3)	(13.3)	(27.1)
Net financing expenses		(16.0)	(9.5)	(18.2)
(Loss)/profit before tax		(102.8)	(78.2)	97.5
Taxation	5	28.2	20.6	(25.2)
(Loss)/profit for the period		(74.6)	(57.6)	72.3

More to follow, for following part double-click nRN1N3313Y

.RNS Number:3313Y
First Choice Holiday
Part 2 : For preceding part double-click nRNSN3313Y

RECEIVED
2007 DEC 17 A 11:52

	Note			
Attributable to:				
Ordinary shareholders		(74.9)	(57.8)	72.0
Minority interest		0.3	0.2	0.3
(Loss)/profit for the period		(74.6)	(57.6)	72.3
Basic (loss)/earnings per ordinary share	7	(14.2p)	(11.0p)	13.7p

Non GAAP measures - Reconciliation of underlying operating profit to underlying earnings

	Note			
Underlying operating (loss)/profit		(66.5)	(67.0)	135.4
Net financing expenses		(16.0)	(9.5)	(18.2)
Underlying (loss)/profit before tax		(82.5)	(76.5)	117.2
Taxation (Group and share of joint ventures and associates)		29.2	21.4	(26.4)
Tax credit on intangibles acquired in business combinations		(2.4)	-	(4.3)
Tax credit on separately disclosed items		(4.0)	-	(1.7)
Minority interest		(0.3)	(0.2)	(0.3)
Underlying (loss)/earnings attributable to ordinary shareholders		(60.0)	(55.3)	84.5
Basic underlying (loss)/earnings per ordinary share	7	(11.4p)	(10.5p)	16.1p

Consolidated balance sheet
at 30 April 2007 (unaudited)

	30 April 2007 £m	30 April 2006 £m	31 October 2006 £m
Non-current assets			
Intangible assets	761.0	559.8	604.2

Property, plant and equipment	289.4	309.0	312.4
Investments in joint venture and associate	32.2	32.4	36.8
Other investments	0.7	0.9	0.6
Trade and other receivables	106.2	80.4	80.0
Deferred tax assets	56.1	61.0	56.8
	1,245.6	1,043.5	1,090.8
Current assets	541.4	478.5	391.7
Trade and other receivables			
Income tax debtor	18.7	-	-
Derivative financial instruments	6.3	20.0	1.6
Cash and cash equivalents	196.1	156.1	177.5
Assets classified as held for sale	16.0	6.5	1.2
	778.5	661.1	572.0
Total assets	2,024.1	1,704.6	1,662.8
Current liabilities			
Interest-bearing loans and borrowings	(134.5)	(10.2)	(8.6)
Derivative financial instruments	(62.9)	(26.4)	(62.5)
Trade and other payables	(1,036.1)	(1,004.8)	(865.9)
Provisions	(17.7)	(13.1)	(17.6)
Income tax payable	-	(3.4)	(24.7)
	(1,251.2)	(1,057.9)	(979.3)
Non-current liabilities			
Interest-bearing loans and borrowings	(434.5)	(333.3)	(272.2)
Employee benefits	(27.8)	(34.6)	(24.7)
Other long term liabilities	(62.9)	(35.9)	(40.1)
Provisions	(30.8)	(32.3)	(30.2)
Deferred tax liabilities	(50.9)	(29.0)	(34.3)
	(606.9)	(465.1)	(401.5)
Total liabilities	(1,858.1)	(1,523.0)	(1,380.8)
Net assets	166.0	181.6	282.0

Equity

Share capital	15.9	15.9	15.9
Share premium	242.2	241.7	242.0
Other reserves	296.3	336.8	296.4
Retained earnings	(389.3)	(413.2)	(273.2)
Total equity attributable to equity holders of the parent	165.1	181.2	281.1
Minority interest	0.9	0.4	0.9
Total equity	166.0	181.6	282.0

Consolidated statement of cash flows
for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
(Loss)/profit for the period	(74.6)	(57.6)	72.3
Adjustment for:			
Depreciation and amortisation	30.1	24.2	56.2
Equity-settled share-based payment expenses	3.3	3.0	6.1
Gain on sale of property, plant and equipment	(0.3)	-	(0.9)
Loss/(income) from joint venture and associate	2.3	2.1	(2.8)
Impairment of goodwill	-	-	1.4
Loss on foreign exchange	0.3	-	0.2
Finance income	(6.3)	(3.8)	(8.9)
Finance expense	22.3	13.3	27.1
Income tax (credit) / expense	(28.2)	(20.6)	25.2
Operating (loss)/profit before changes in working capital and provisions	(51.1)	(39.4)	175.9
Increase in trade and other receivables	(157.9)	(168.5)	(60.9)
Increase in trade and other payables	167.2	160.3	12.3
Increase/(decrease) in provisions and employee benefits	5.1	(5.9)	(8.0)
Cash flows from operations	(36.7)	(53.5)	119.3
Interest paid	(19.9)	(11.1)	(22.6)
Interest received	4.0	2.1	5.1
Income taxes paid	(13.3)	(9.3)	(14.4)
Cash flows from operating activities	(65.9)	(71.8)	87.4

Investing activities			
Proceeds from sale of property, plant and equipment	9.5	15.9	20.3
(Purchase of)/proceeds from sale of investments	(0.1)	(0.1)	0.1
Dividends received from associate	-	-	0.5
Acquisition of subsidiaries, net of cash acquired	(106.4)	(79.5)	(108.1)
Acquisition of property, plant and equipment	(23.1)	(20.4)	(59.6)
Purchase of own shares for share-based payments	(3.9)	-	-
Net cash flow from investing activities	(124.0)	(84.1)	(146.8)
Financing activities			
Proceeds from the issue of share capital	-	0.2	0.2
Proceeds from new loans	271.2	294.9	213.2
Repayment of borrowings	(21.1)	(40.3)	(26.8)
Payment of finance lease liabilities	(0.5)	(13.6)	(17.7)
Ordinary and minority interest dividends paid	(40.7)	(34.7)	(34.7)
Net cash flow from financing activities	208.9	206.5	134.2
Net increase in cash and cash equivalents	19.0	50.6	74.8
Cash and cash equivalents at start of period	177.5	105.4	105.4
Effect of foreign exchange on cash held	(0.4)	0.1	(2.7)
Cash and cash equivalents at end of period	196.1	156.1	177.5
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	196.1	156.1	177.5
Overdraft bank accounts shown in interest bearing liabilities	-	-	-
Cash and cash equivalents for the cash flow statement	196.1	156.1	177.5

Consolidated statement of recognised income and expense
for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m

Foreign exchange translation	(2.2)	0.7	(3.7)
Actuarial gains arising in respect of defined benefit pension schemes	-	-	4.0
Tax on items taken directly to equity	(0.8)	2.7	21.6
Cash flow hedges:			
- movement in fair value	(25.5)	(7.4)	(55.1)
- amounts recycled to the income statement	28.4	(1.4)	(5.1)
Net expense recognised directly in equity	(0.1)	(5.4)	(38.3)
(Loss)/profit for the period	(74.6)	(57.6)	72.3
Total recognised (expense)/income for the period	(74.7)	(63.0)	34.0
Attributable to:			
Ordinary shareholders	(75.0)	(63.2)	33.7
Minority interest	0.3	0.2	0.3
	(74.7)	(63.0)	34.0

Notes (unaudited)

1. Basis of preparation

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 October 2006.

The comparative figures for the financial year ended 31 October 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segmental information

The Sector analysis is based on the Group's management and reporting structure.

Period ended 30 April 2007

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture	Total Group

Revenue							
Total revenue	372.5	400[illegible]	175.3	80.2	(10.9)	-	1,017.7
Less: Inter segment revenue	(4.8)	-	(0.6)	(5.5)	10.9	-	-
External revenue							
- continuing operations	367.7	400.3	172.9	69.5	-	-	1,010.4
- acquisitions	-	0.3	1.8	5.2	-	-	7.3
Total external revenue	367.7	400.6	174.7	74.7	-	-	1,017.7
Operating (loss)/profit	(69.7)	8.5	(11.1)	(4.3)	(7.4)	(2.3)	(86.3)
Add back:							
Amortisation of business combination intangibles	-	1.0	2.2	4.7	-	-	7.9
Separately disclosed items	8.8	1.4	2.1	0.6	-	-	12.9
Taxation on joint venture and associate	-	-	-	-	-	(1.0)	(1.0)
Underlying operating (loss)/profit	(60.9)	10.9	(6.8)	1.0	(7.4)	(3.3)	(66.5)
Analysed as:							
- continuing operations	(60.9)	10.9	(7.0)	(1.2)	(7.4)	(3.3)	(68.9)
- acquisitions	-	-	0.2	2.2	-	-	2.4
	(60.9)	10.9	(6.8)	1.0	(7.4)	(3.3)	(66.5)
Net financing expenses							(16.0)
Underlying loss before tax							(82.5)

2. Segmental information - cont'd

Period ended 30 April 2006

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
Revenue							
Total revenue	361.9	428.3	140.1	44.7	(14.3)	-	960.7
Less: Inter segment revenue	(9.4)	-	-	(4.9)	14.3	-	-

Total external revenue	352.5	428.[illegible]	140.1	39.8	-	-	960.7
Operating (loss)/ profit	(54.8)	9.0	(9.4)	(1.9)	(9.5)	(2.1)	(68.7)
Add back:	-	0.4	1.9	0.2	-	-	2.5
Amortisation of business combination intangibles							
Taxation on joint venture and associate	-	-	-	-	-	(0.8)	(0.8)
Underlying operating (loss)/profit	(54.8)	9.4	(7.5)	(1.7)	(9.5)	(2.9)	(67.0)
Net financing expenses							(9.5)
Underlying loss before tax							(76.5)

Period ended 31 October 2006

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
Revenue							
Total revenue	1,290.8	961.6	344.2	158.1	(39.4)	-	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	-	-
Total external revenue	1,272.1	961.5	343.4	138.3	-	-	2,715.3
Operating profit/(loss)	68.0	30.1	17.7	13.9	(16.8)	2.8	115.7
Add back:	-	5.2	5.6	0.5	-	-	11.3
Amortisation of business combination intangibles							
Separately disclosed items	2.5	3.3	-	-	-	-	5.8
Impairment of goodwill	-	1.4	-	-	-	-	1.4
Taxation on joint venture and associate	-	-	-	-	-	1.2	1.2
Underlying operating loss	70.5	40.0	23.3	14.4	(16.8)	4.0	135.4
Net financing expenses							(18.2)
Underlying profit before tax							117.2

Comparative segmental information has been restated to reflect the transfer of management of Trips Worldwide, Magic of the Orient, Aventuria and Your Man Tours business from the Activity Holidays Sector to the Specialist Holidays Sector. Comparative information has also been restated to reflect corporate costs separately.

Online Destination Services revenue and cost of sales for the six month period to 30 April 2006 have both been reduced by £56.1m in order to be presented on a consistent basis with the other periods reported.

3. Separately disclosed items

As previously announced, due to the UK government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing under performing business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

4. Net financing expenses

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Interest income	4.0	2.0	5.0
Interest on pension scheme assets	2.3	1.8	3.9
Financial income	6.3	3.8	8.9
Bank interest payable on loans and overdrafts	(19.2)	(10.5)	(21.5)
Interest on pension scheme liabilities	(2.4)	(2.2)	(4.5)
Finance lease charges	(0.7)	(0.6)	(1.1)
Financial expenses	(22.3)	(13.3)	(27.1)
Net financing expenses	(16.0)	(9.5)	(18.2)

5. Taxation

Income tax for the six month period to 30 April 2007 is calculated using the estimated annual effective tax rate for the full year ending 31 October 2007.

The estimated annual effective tax rate for the year ended 31 October 2007, calculated on profit/loss before tax separately disclosed items and amortisation of business combination intangibles, is 27.5% (2006: full year actual underlying tax rate 27.6%).

6. Dividends

Dividends have been recognised within equity as follows:

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Interim ordinary dividend paid for 2006 2.25p (2005: 1.95p)	11.8	10.1	10.1
Final ordinary dividend paid for 2006 of 5.40p (2005: 4.65p)	28.6	24.4	24.4
	40.4	34.5	34.5

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.50p per share (2006: 2.25p) payable on 26 September 2007 to the holders of relevant shares on the register at 24 August 2007. The interim dividend amounts to £13.2m (2006: £11.8m) and will be recognised as a deduction from equity when paid.

A dividend reinvestment plan is available for shareholders. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2007 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 5 September 2007 and any requests should be made in good time ahead of that date.

7. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2007 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the

period, excluding those held in the employee share ownership trusts.

	Loss 2007 £m	Weighted average no. of shares 6 months 30 April 2007 millions	Loss per share 2007 pence	Loss 2006 £m	Weighted average no. of shares 6 months 30 April 2006 millions	Loss per share 2006 pence
Basic and diluted loss per ordinary share	(74.9)	527.0	(14.2)	(57.8)	524.2	(11.0)
Amortisation of business combination intangibles (net of tax)	5.5	-	1.0	2.5	-	0.5
Basic and diluted loss per share before amortisation of business combination intangibles	(69.4)	527.0	(13.2)	(55.3)	524.2	(10.5)
Separately disclosed items (net of tax)	8.9	-	1.7	-	-	-
Disposal of investment in associate	0.5	-	0.1	-	-	-
Basic and diluted underlying loss per ordinary share	(60.0)	527.0	(11.4)	(55.3)	524.2	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic loss per ordinary share and diluted underlying loss per ordinary share has not included anti-dilutive potential ordinary shares. Therefore there is no difference between the calculation of basic and diluted measures in the six month period.

8. Acquisitions

During the six months ended 30 April 2007, the Group has made the following acquisitions:

Sector & entity	Country of operation	Date of acquisition	Consideration recognised £m
Specialist			

Young Explorers	Canada	January 2007	0.8
KSA Events	USA	April 2007	+2.1
Activity			
WesternXposure	Australia	February 2007	+2.4
i-to-i	UK	February 2007	+20.6
iExplore	USA	February 2007	+4.6
Quark Expeditions	USA	April 2007	9.8
ODS			
Laterooms.com	UK	December 2006	+97.2
			137.5

+ Provisional, as consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £101.8m; deferred consideration and acquisition costs of £4.6m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £106.4m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions	Book value prior to acquisition	Fair value adjustments (provisional)	Fair value to Group (provisional)
£m			
Property, plant and equipment	1.0	-	1.0
Other intangible assets	0.8	56.6	57.4
Trade and other receivables	6.7	-	6.7
Trade and other payables	(11.2)	-	(11.2)
Interest-bearing loans and borrowings	(17.5)	-	(17.5)
Income tax payable	(0.1)	-	(0.1)
Deferred tax liabilities	-	(17.6)	(17.6)
Cash and cash equivalents	6.2	-	6.2
Net identifiable assets and liabilities	(14.1)	39.0	24.9
Goodwill on acquisition			113.8
Fair value of consideration		137.5	
Acquisition costs		1.2	
Total cost of investment			138.7
Cash and cash equivalents acquired			(6.2)

Loan notes payable	(21.6)
Deferred and contingent consideration and accrued costs	(9.1)
Net cash outflow	101.8

9. Reconciliation of movements in equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 31 October 2006	15.9	242.0	296.4	(273.2)	281.1	0.9	282.0
Total recognised (expense)/ income for the period	-	-	(0.1)	(74.9)	(75.0)	0.3	(74.7)
Shares issued	-	0.2	-	(0.2)	-	-	-
Share based payment	-	-	-	3.3	3.3	-	3.3
Acquisition of shares for share-based payment	-	-	-	(3.9)	(3.9)	-	(3.9)
Ordinary dividends (note 6)	-	-	-	(40.4)	(40.4)	-	(40.4)
Minority interest dividend	-	-	-	-	-	(0.3)	(0.3)
At 30 April 2007	15.9	242.2	296.3	(389.3)	165.1	0.9	166.0

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserves £m	Total £m
At 31 October 2006	201.4	138.5	(5.8)	(37.7)	296.4
Total recognised (expense)/ income for the period	-	-	(2.2)	2.1	(0.1)
At 30 April 2007	201.4	138.5	(8.0)	(35.6)	296.3

10. Movements in cash and net debt

	30 April 2007	Cash movement	Foreign exchange movements	Arising on acquisition	31 October 2006	30 April 2006

	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	196.1	19.0	(0.4)	-	177.5	156.1
Bank loans and loan notes	(561.6)	(250.0)	1.1	(39.1)	(273.6)	(336.0)
Finance leases	(7.4)	0.5	(0.7)	-	(7.2)	(7.5)
Net debt	(372.9)	(230.5)	-	(39.1)	(103.3)	(187.4)

Cash movements in bank loans include £0.1m of repayment of acquisition-related loan notes. For clarity, the cash flow statement includes this movement in payments for the acquisition of subsidiaries.

11. Approval

The interim financial statements were approved by the Board on 13 June 2007.

Independent Review Report by KPMG Audit Plc
to First Choice Holidays PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 April 2007 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any

changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 April 2007.

KPMG Audit Plc
Chartered Accountants
London

13 June 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

IR BXLLFDQBZBBK

RNS Number:0802Y
First Choice Holidays PLC
08 June 2007

RECEIVED

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIRST CHOICE HOLIDAYS PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs International Goldman Sachs Asset Management International Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	06 JUNE 2007
6. Date on which issuer notified:	08 JUNE 2007
7. Threshold(s) that is/are crossed or reached:	8 %
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0006648827	41,910,226	7.90%		34,100,179	9,240,013	6.43%	1.74%

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
43,340,192	8.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 34,100,179 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 281,312 shares arose from the interest held by Goldman Sachs Asset Management International, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN. The interest in 8,958,701 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWVNRBKRNRAR

RNS Number:0498Y
First Choice Holidays PLC
08 June 2007

RECEIVED

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIRST CHOICE HOLIDAYS PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):________________		
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.	
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs International, Goldman Sachs Asset Management International, Goldman Sachs Asset Management, L.P.	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	05 JUNE 2007	
6. Date on which issuer notified:	07 JUNE 2007	
7. Threshold(s) that is/are crossed or reached:	7%	
8. Notified details:		

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect

GB0006648827		Below 3%		32,670,213	9,240,013	6.16%	1.74%

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
41,910,226	7.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 32,670,213 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 281,312 shares arose from the interest held by Goldman Sachs Asset Management International, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN. The interest in 8,958,701 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWAURBKRNRAR

RNS Number:7514X
First Choice Holidays PLC
04 June 2007

4 June 2007

RECEIVED

FIRST CHOICE HOLIDAYS PLC

MERGER UPDATE

First Choice Holidays PLC ("First Choice") and TUI AG ("TUI") note today's decision by the European Commission to approve the proposed merger of First Choice and the Tourism Division of TUI, excluding certain hotel assets. The Boards of First Choice and TUI are pleased that the Commission has approved the merger and look forward to the creation of one of the world's leading travel groups, TUI Travel PLC.

Peter Long, CEO of First Choice said: "I am delighted that the Commission has granted us clearance. We are pleased that the Commission has recognised the sea change in the leisure travel industry brought about by internet-based travel and tourism businesses and the low cost airlines. We will now be able to press forward with the merger process and the creation of TUI Travel PLC, which will offer great value holidays and leisure travel experiences for our customers. We are excited about the prospects for the new Group and look forward to the future with confidence."

Dr Michael Frenzel, Chief Executive Officer of TUI AG commented "today's announcement sees us take the first step on the path to creating a world leading leisure travel Group."

The clearance is subject to an undertaking to divest TUI's Budget Travel business in Ireland.

The merger, which First Choice is implementing by way of a Court-approved Scheme of Arrangement, remains subject to a number of conditions, including approval of the TUI Travel PLC prospectus by the UKLA, approval by First Choice shareholders, approval of the Scheme of Arrangement by the UK High Court, and the listing of the TUI Travel PLC shares.

The expected timetable of key events is:

29 June 2007- UKLA approval and publication of the TUI Travel PLC prospectus

Early July 2007 - Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders

By 1 October 2007 - Delisting of First Choice shares and listing of TUI Travel PLC shares

Within the expected timetable, exact dates for the Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders, the First Choice shareholder meetings, the Court hearing and for the final merger steps will be decided shortly. Shareholders will be kept fully informed.

Enquiries:

Hudson Sandler (Public Relations adviser to First Choice) +44 20 7796 4133

Jessica Rouleau
Michael Sandler

This information is provided by RNS
The company news service from the London Stock Exchange
END

MSCSSEFWLSWSESM

RNS Number:4537X
First Choice Holidays PLC
30 May 2007

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: First Choice Holidays PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.): Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 29 May 2007

6. Date on which issuer notified: 30 May 2007

7. Threshold(s) that is/are crossed or reached: 6% and 7%

8. Notified details: Standard Life Investments Ltd disposed of 7,696,574 voting rights.

A Voting rights attached to shares	
Class/type of shares if possible using the ISIN code	GB0006648827
Situation prior to the triggering transaction	
Number of shares	Number of voting rights
38,698,079	38,698,079
Resulting situation after the triggering transaction	

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
19,242,044	19,242,044	11,759,461	3.627%	2.216%

B Financial instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting righ

Total (A + B)

Number of voting rights	% of voting rights
31,001,505	5.843%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Joyce Walter, Deputy Company Secretary
15. Contact telephone number:	(01293) 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLURUVRBRRVOAR

RNS Number:3318X
First Choice Holidays PLC
29 May 2007

29 May 2007

FIRST CHOICE HOLIDAYS PLC

ANNOUNCEMENT OF INTERIM RESULTS

First Choice Holidays PLC will be announcing its interim results for the six months ended 30 April 2007, on Thursday 14 June 2007.

A presentation to analysts will be made at 9.30am, at the offices of ABN AMRO, 250 Bishopsgate, London EC2M 4AA.

For further information about this meeting, or to notify attendance, please contact:

Hudson Sandler	020 7796 4133
Alix Haysom	ahaysom@hudsonsandler.com
Amy Faulconbridge	afaulconbridge@hudsonsandler.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORMGGZKLLVGNZG

RNS Number:3303X
First Choice Holidays PLC
29 May 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	24 May 2007
6. Date on which issuer notified:	25 May 2007 Received 29.5.07
7. Threshold(s) that is/are crossed or reached:	Dropped Below 6%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0664882 ORD GBP 0.03	32,595,622	32,595,622	31,153,086	31,030,843	122,243	5.849	0.023

Total (A+B)

Number of voting rights	Percentage of voting rights
31,153,086	5.872

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

331,030,843 Shares are controlled by Scottish Widows Investment Partnership, part of Scottish Widows Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

122,243 Shares are controlled by Lloyds TSB Private Banking Ltd, part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting: N/A

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKVWRBBRVURR

RNS Number:0965X
First Choice Holidays PLC
23 May 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	22 May 2007
6. Date on which issuer notified:	23 May 2007
7. Threshold(s) that is/are crossed or reached:	Fell below 7%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0664882 ORD GBP 0.03	39,536,366	39,536,366	34,661,366	34,539,977	121,389	6.510	0.023

Total (A+B)	
Number of voting rights	Percentage of voting rights
34,661,366	6.533

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

34,539,977 Shares are controlled by Scottish Widows Investment Partnership Ltd. Part of Scottish Widows Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

121,389 Shares are controlled by Lloyds TSB Private Banking Ltd, Part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13. Additional information:	
14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOSARBBRVUAR

RNS Number:9241W
First Choice Holidays PLC
21 May 2007

FIRST CHOICE HOLIDAYS PLC

21 May 2007

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 18 May 2007, the following number of shares were purchased at 325.75 pence under the Share Incentive Plan on behalf of the PDMRs listed below:

PDMR	Title	Partnership Shares	Matching Shares	Total
D Blastland	Director	460	115	575
J P M Bowtell	Director	460	115	575
A L John	Member of GMB	460	115	575
W Logan	Member of GMB	460	115	575
R Prosser	Member of GMB	460	115	575
J W[illegible]bleton	Member of GMB	460	115	575

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGRGDUIDDGGRB

RNS Number:9236W
First Choice Holidays PLC
21 May 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	17 May 2007
6. Date on which issuer notified:	18 May 2007
7. Threshold(s) that is/are crossed or reached:	Fell Below 8%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0664882 ORD GBP 0.03	43,554,003	43,554,003	41,122,591	40,999,157	123,434	7.727	0.024

Total (A+B)

Number of voting rights	Percentage of voting rights
41,122,591	7.751

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUARBRBBRVURR

RNS Number:3805W
First Choice Holidays PLC
10 May 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	First Choice Holidays PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	4/5/07
6. Date on which issuer notified:	8/5/07
7. Threshold(s) that is/are crossed or reached:	Fell below 9%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0664882 ORD GBP 0.03	50,866,472	50,866,472	45,501,486	45,398,913	102,573	8.557	0.019

Total (A+B)	
Number of voting rights	Percentage of voting rights
45,501,486	8.576

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: n/a

Proxy Voting: N/A

13. Additional information:	
14 Contact name:	Joyce Walter
15. Contact telephone name:	+44 (0) 1293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

HOLURUURBWRVAAR

RNS Number:2640W
First Choice Holidays PLC
08 May 2007

RECEIVED

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	First Choice Holidays PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation(iii):	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.)(iv):	See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	03 May 2007
6. Date on which issuer notified:	08 May 2007
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0006648827	54,715,820	54,715,820	52,233,854	52,233,854		9.84%	

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of	Expiration	Exercise/	Number of voting	% of voting

financial instrument	date xiii	Conversion Period/ Date xiv	rights that may be acquired if the instrument is exercised/ converted.	rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
52,233,854	9.84%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWVBRBKRVRAR

RNS Number:0984W
First Choice Holidays PLC
04 May 2007

4 May 2007

FIRST CHOICE HOLIDAYS PLC AND TUI AG

UPDATE ON PROPOSED MERGER OF
FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL

Following a meeting with the Competition Case Team of the European Commission on 3 May 2007 at which the issue of potential dominance post merger in the Republic of Ireland was raised, First Choice Holidays PLC and TUI AG have agreed to consider specific undertakings to address this issue including the potential sale of one of their Irish businesses.

As a result of the need for the European Commission to consider these undertakings, the Phase I investigation will now be extended by 10 working days. We, therefore, expect that their decision on whether to clear the proposed merger at Phase I or extend it into a Phase II investigation will be announced on or before 4 June 2007. First Choice and TUI AG remain confident that the proposed merger will be cleared by the European Commission.

Enquiries:

First Choice Holidays PLC
Paul Bowtell, Group Finance Director Tel: +44 1293 588 036
Lesley Allan, Corporate Communications Director Tel: +44 1293 588 944

Hudson Sandler (Public Relations adviser to First Choice)
Jessica Rouleau Tel: +44 20 7796 4133

TUI AG
Robin Zimmerman (Press) Tel +49 5 11 566 1417
Bjorn Beroleit (Analysts) Tel +49 5 11 566 1310

The Maitland Consultancy (Public Relations adviser to TUI AG)
Lydia Pretzlik Tel: + 44 20 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

END

MERKXLFBDEBXBBX

RNS Number:9424V
First Choice Holidays PLC
02 May 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	First Choice Holidays Plc	
2. Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
3. Full name of person(s) subject to the notification obligation(iii):	Legal & General Group Plc(L&G)	
4. Full name of shareholder(s) (if different from 3.)(iv):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL)	
5. Date of the transaction and date on which the threshold is crossed or reached(v):	30/04/2007	
6. Date on which issuer notified:	01/05/2007	
7. Threshold(s) that is/are crossed or reached:	From 6% - 7%(L&G)	

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
ORD 3p	32,474,692	32,474,692	38,634,300	38,634,300		7.28	

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
38,634,300	7.28

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:	
Legal & General Group Plc (Direct and Indirect) (Group) (44,247,972 - 8.33% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (44,247,972 - 8.33% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (44,247,972 - 8.33% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (38,634,300 - 7.28% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (17,407,340 - 3.28% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) (21,226,960 - 4.00% = LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) (17,407,340 - 3.28% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (21,226,960 - 4.00% = LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 530,577,303
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUSRRBURVRAR

RNS Number:8517V
First Choice Holidays PLC
01 May 2007

EXERCISE OF SHARES UNDER THE RESTRICTED SHARE PLAN

On 30 April 2007, Peter Long (Chief Executive) exercised and sold 14,212 shares under the Restricted Share Plan at 284.50 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBGGDULBGGGRB

RNS Number:8329V
First Choice Holidays PLC
01 May 2007

1 May 2007

FIRST CHOICE HOLIDAYS PLC

TRADING UPDATE

On entering its close period, First Choice Holidays PLC announces the following trading update.

In the eight weeks since the AGM statement on 7 March 2007, Summer trading has progressed as anticipated, with little overall change in market conditions.

Current trading

Current Trading (1)

y-o-y variation%		Winter 06/07 Sales	Winter 06/07 Customers	Summer Sales
Mainstream				
	Short haul	-13	-14	-9
	Medium haul	-5	-7	-1
	Long haul	+37	+26	+23
Total		+10	-2	+2
Capacity			Flat	
Specialist				
	Europe	+3	+9	+24
	North America (2)	+13	-4	+6
Total		+8	+3	+22
Activity				
	Marine	-1	n/a	+3
	Adventure (2)	+3	n/a	+6
Total		+2	n/a	+5
Online Destination Services		Sales	Bednights	Sales
Online				
	Hotelbeds	+57	+42	+54
	Bedsonline	+64	+52	+144
	Hotelopia	+11	+4	+17
Total		+46	+35	+60
	Laterooms.com	+79	+69	n/a

Notes:

1. These statistics are up to 29 April 2007. Laterooms statistics up to 22 April

2. These statistics exclude FY2006 and FY2007 acquisitions

Mainstream Holidays Sector

Winter 2006/07

In the Mainstream Holidays Sector, despite ongoing challenging trading conditions in the UK market, performance for the Winter season was in line with our expectations. Total revenues for the season are up 10% on volumes slightly lower by 2%. Demand for our long-haul products remains strong, with revenues up 37% and volumes up 26%, as we continue to benefit from the investment in our market-leading differentiated long-haul programme. Our first Holiday Village within this segment, in the Dominican Republic, opened for the Winter 2006/07

season and has proved popular with our customers.

As previously indicated, a number of significant cost pressures have impacted margins during this half. The rise in Air Passenger Duty (APD), the year-on-year increases in fuel costs and our investment in two additional long-haul aircraft for the Summer season will as expected result in lower margins for Winter 06/07. This will be partially offset by the benefits of continuing to increase control of our distribution.

Summer 2007

Summer trading has remained broadly in line with our expectations since the AGM, with revenues now cumulatively up by 2% on lower volumes of 2%. We have cut capacity in the short-haul market, while maintaining capacity levels in the medium-haul segment where we are experiencing strong demand for Turkey and Greece. Within long-haul, we have increased capacity by 25% as the two additional B767s have enabled us to expand our programme in popular destinations such as Mexico, Dominican Republic, Cuba and Costa Rica. Accordingly, long-haul revenues are up 23% on volume growth of 17%. Again, however, as anticipated margins are being adversely affected by the rise in APD that is not currently being fully recovered from passengers.

Specialist Holidays Sector

Winter 2006/07

The Specialist Holidays Sector has enjoyed a successful Winter, with the European businesses growing revenues by 3% on volume growth of 9%. Margins are slightly ahead of last year. North American revenues were up 13% on lower volumes (down 4%) as the unusually warm weather in Canada during the peak trading season of January to March adversely affected consumer demand.

Summer 2007

Even though it remains very early in the booking cycle for a number of our continental European businesses, we are encouraged by trading with revenues up 24% on higher volumes (up 18%). Since the AGM statement, we have experienced an increase in the rate of sale for the peak Summer months of July and August with margins performing in line with our expectations.

Activity Holidays Sector

The Sector continues to perform in line with our expectations with revenues up 2% for the Winter season and up 5% for Summer. The Adventure division continues to benefit from growth in demand for adventure travel experiences with revenues up [illegible] for the Summer season. The Marine division has also benefited from an improvement in the rate of sale since the AGM statement and is now 3% up for Summer. In addition, we remain on track to deliver the £5m synergy benefit in this financial year from the integration of The Moorings and Sunsail brands.

Online Destination Services

All routes to market are performing well with the Sector experiencing both growth in pricing and volumes, as the business continues to expand both its content and client base through its Bedsonline, Hotelbeds and Hotelopia channels. Revenues are up +46% on volume growth of 35% for Winter, and up 60% and 39% for Summer respectively. The integration of laterooms.com is progressing well, with the business trading strongly with revenues up 79%.

Acquisitions

During the first half of the year, we have continued to build upon our leadership positions with the acquisition of seven businesses within specialist niche segments of the market that demonstrate high growth and value enhancing characteristics.

Further to the five acquisitions previously announced, we have completed another two acquisitions since the AGM statement, within the polar expedition cruising and North American student travel segments of the market:

- Quark Expeditions is the world's leading operator of expedition cruise voyages to the Polar Regions. The business focuses exclusively on Polar cruises and remains the only operator offering ice-breaker trips. Since 1991 it has carried over 30,000 passengers to this region. Polar expedition cruising is a fast growing segment of the leisure travel market, with a strong near term growth profile. The combination of Quark with our existing First Choice Expedition Cruising business will provide us with the opportunity to drive incremental margins through back office consolidation and expanding the range of specialist expedition cruising content.

- KSA Events operates within the North American student travel segment, offering participation by high school students in organised sporting events and tournaments. This acquisition provides us with the platform to enter the group performance segment of the student travel marketplace in US. This segment demonstrates similar high growth characteristics to our existing high school leisure and educational group travel propositions.

In the current financial year, we have completed acquisitions to date with a maximum aggregate consideration of £163.2m of which £134m has already been paid (2006: £153m of which £133m was paid).

We continue to see attractive acquisition opportunities and to target leisure travel companies that have excellent growth characteristics and the ability to generate superior returns for our shareholders.

A full list of the acquisitions is attached at Appendix 1 to this statement.

Proposed Merger

On 19 March 2007 we announced our proposed merger with the tourism division of TUI AG (excluding certain hotel assets). Following notification of the merger to the European Commission, we expect to be informed by 16 May 2007 of either Phase I clearance or a further review (Phase II).

Interim Results

First Choice Holidays PLC will announce its interim results for the six months ending 30 April 2007 on Thursday 14 June 2007.

Enquiries

First Choice Holidays PLC

Analysts
Paul Bowtell, Group Finance Director — Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control — Tel: 01293 588 058
David Paterson, Group Head Financial Planning & Analysis — Tel: 01293 588 055

Press
Lesley Allan, Corporate Communications Director — Tel: 01293 588 944

Hudson Sandler

Press
Jessica Rouleau — Tel: 020 7796 4133

Acquisitions for the six months ending 30 April 2007

Appendix 1

Company	Description	Date	Country	Max Cons £'m
	Specialist Holiday Sector			
Young Explorers	Educational tours for 11-18 year olds	Jan 07	Canada	£1.1m

KSA Events	US high school group sports tour organiser	Apr 07	USA	£3.0m
		Activity Holiday Sector		
Western Xposure	Escorted soft-adventure tours of the Australian outback	Feb 07	Australia	£2.6m
i-to-i	Provides 'Meaningful Travel' experiences through volunteer travel projects	Feb 07	UK	£20.6m
iExplore	Adventure travel portal and tour operator	Feb 07	USA	£7.1m
Quark Expeditions	Expedition cruising specialist	TBA	Canada	£8.8m
		Online Destination Services		
Laterooms.com	Online late availability accommodation provider	Dec 06	UK	£120.0m
TOTAL				£163.2m

This information is provided by RNS
The company news service from the London Stock Exchange

END

TSTFGGFDLGMGNZM

RNS Number:0904V
First Choice Holidays PLC
18 April 2007

RECEIVED
2007 DEC 17 P 12:59

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	First Choice Holidays PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): SPECIAL NOTIFICATION REQUIRED BY DTR	
3. Full name of person(s) subject to the notification obligation(iii):	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.)(iv):	Newton Investment Management Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	27 February 2007
6. Date on which issuer notified:	16 April 2007
7. Threshold(s) that is/are crossed or reached:	9%
8. Notified details:	ISIN GB0006648827

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares	45,285,558	8.54%	N/A	N/A	47,885,759	N/A	9.03%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
47,885,759	9.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Newton Investment Management Ltd
Contact address (registered office for legal entities)	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (at least legal representative for legal persons)	Rachel Wheeler

B: Identity of the notifier, if applicable xvii	
Full name	Newton Investment Management Ltd
Contact address	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Discretionary Investment Manager

----

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given

his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.(DEL: :DEL)

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWRSRBURSAAR

RNS Number:8164U
First Choice Holidays PLC
13 April 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	First Choice Holidays PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify): SPECIAL NOTIFICATION REQUIRED BY DTR		
3. Full name of person(s) subject to the notification obligation(iii):	Newton Investment Management Limited	
4. Full name of shareholder(s) (if different from 3.)(iv):	N/A	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	N/A	
6. Date on which issuer notified:	N/A	
7. Threshold(s) that is/are crossed or reached:	N/A	
8. Notified details:	ISIN GB0006648827	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
			N/A	N/A	8.54%	N/A	8.54%

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
N/A	N/A

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Newton Investment Management Ltd
Contact address (registered office for legal entities)	Mellon Financial Centre 160 Queen Victoria Street

	London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (at least legal representative for legal persons)	Rachel Wheeler

B: Identity of the notifier, if applicable xvii	
Full name	Newton Investment Management Ltd
Contact address	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Discretionary Investment Manager

C: Additional information

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.(DEL: :DEL)

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOURRBARSAAR

RNS Number:7677U
First Choice Holidays PLC
12 April 2007

12 April 2007

FIRST CHOICE HOLIDAYS PLC

MERGER UPDATE

First Choice Holidays PLC and TUI AG announce that on 4 April they delivered to the European Commission their notification of the proposed merger of First Choice Holidays PLC and the Tourism Division of TUI AG, excluding certain hotel assets.

The Commission will decide whether it will clear the merger or refer it for a Phase II investigation by 16 May 2007. If the Commission clears the merger, shareholder documentation is expected to be posted in June with completion then anticipated in the third quarter of this year.

Enquiries:

Hudson Sandler (Public Relations adviser to First Choice) Tel: +44 20 7796 4133

Michael Sandler
Jessica Rouleau

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCSFAFLESWSESL

RNS Number:3061U
First Choice Holidays PLC
03 April 2007

EXERCISE OF SHARES UNDER THE RESTRICTED SHARE PLAN

On 2 April 2007, the following shares were exercised and sold under the Restricted Share Plan by members of the the Group Management Board ("GMB"):

Name	No of shares	Share Price
P J Long (CEO)	20,479	283.50
R Prosser	32,000	283.50

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBBGDSXGGGGRX

RNS Number:9706T
First Choice Holidays PLC
29 March 2007

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: First Choice Holidays Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Initial disclosure under the Financial Services

Authority's Disclosure Transparency Rules.

3. Full name of person(s) subject to the notification obligation: Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.): Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 23 March 2007

6. Date on which issuer notified: 27 March 2007

7. Threshold(s) that is/are crossed or reached: Direct voting rights exceed 3%, indirect voting rights exceed 3% and total voting rights exceed 7%.

8. Notified details: Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules

A Voting rights attached to shares	
Class/type of shares if possible using the ISIN code	GB0006648827
Situation prior to the triggering transaction	
Number of shares	Number of voting rights
Initial disclosure	Initial disclosure

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
21,003,666	21,003,666	17,081,964	3.959%	3.220%

B Financial instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting righ

Total (A + B)

Number of voting rights	% of voting rights
38,085,630	7.178%

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Joyce Walter, Deputy Company Secretary
15. Contact telephone number:	(01293) 588813

+---------------------------+---------------------+-------------------------------+
+---------------------------+---------------------+-------------------------------+

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKVRRBOROUAR

RNS Number:6621T
First Choice Holidays PLC
23 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( ) - See additional information

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (Group)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

22 March 2007

6. Date on which issuer notified:

23 March 2007

7. Threshold(s) that is/are crossed or reached: 3%

From 5% - 6% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction (ii)

if possible using the ISIN CODE	(i) Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ord GBP 0.03	30,990,674	30,990,674	32,474,692	32,474,692		6.12%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,474,692	6.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct & Indirect) (Group) (37,381,753 - 7.04% = Total Position

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (37,381,753 - 7.04% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (37,381,753 - 7.04% = Total Position)

Legal & General Group Plc (Direct) (L&G) (32,474,692 - 6.12% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,356,467 -3.08% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (16,356,467 - 3.08% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (16,118,225 - 3.03% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (16,118,225 - 3.03% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

13. Additional information: Notification using the total voting rights figure of 530,577,303.

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOSWRBSROUAR

RNS Number:2878T
First Choice Holidays PLC
20 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : Notification for transparency purposes under DTR 5.

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached: N/A

8. Notified details:

....

RECEIVED
2007 ... 17 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	49,993,065	49,993,065	44,580	9.422	0.008

Total (A+B)

Number of voting rights	% of voting rights
50,037,645	9.431%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLURORRBKROUAR

RNS Number:1923T
First Choice Holidays PLC
19 March 2007

19 March 2007

MERGER OF FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL TO CREATE TUI TRAVEL PLC
UK ANALYST AND INVESTOR MEETING - CHANGE OF TIME

Please note that the time for the analysts and investors meeting today has been changed to 14h00pm at ABN AMRO, 250 Bishopsgate, London, EC2A 4AA. The meeting will not be held at 14h30pm as stated in this morning's announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAEDNFLDXEFE

RNS Number:1872T
First Choice Holidays PLC
19 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : New Exemption DTR 5.1.3 (4) and 5.1.5(1)

3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc

4. Full name of shareholder(s) (if different from 3.) (iv):

Goldman, Sachs & Co

Goldman Sachs International

Goldman Sachs Asset Management International

Goldman Sachs Asset Management LP

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

14 March 2007

6. Date on which issuer notified:

16 March 2007

7. Threshold(s) that is/are crossed or reached: Below 3%

RECEIVED

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006648827	47,890,323	9.03%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Notification that, as at close of business on 14 March 2007, The Goldman Sachs Group Inc of 85 Broad, Street, New York, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKSKRBUROARR

RNS Number:1835T
Official List
19 March 2007

NOTICE OF RESTORATION OF LISTING TO THE OFFICIAL LIST

19/03/2007 8:22 AM

RESTORATION

FIRST CHOICE HOLIDAYS PLC

The Financial Services Authority ("the FSA ") restores the securities set out below to the Official List effective from 19/03/2007 8:22 AM Restored as announcement was released:

Ordinary Shares of 3p each fully paid (0-664-882)(GB

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

Notes

- Notices issued by the FSA in respect of cancellation of securities from the Official List must be read in conjunction with notices issued by the London Stock Exchange in respect of cancellation of securities from trading on its markets.

- SEDOL numbers which are allocated by the London Stock Exchange as a Stock Exchange identifier may be found on their cancellation notice.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RE[illegible]PDNFAAXEEE

RNS Number:1830T
Official List
19 March 2007

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

19/03/2007 8:00 AM

TEMPORARY SUSPENSION

FIRST CHOICE HOLIDAYS PLC

The Financial Services Authority ("the FSA ") temporarily suspends the securities set out below from the Official List effective from 19/03/2007 8:00 AM at the request of the company pending an announcement:

Ordinary Shares of 3p each fully paid	(0-664-882)(GB

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

Notes

- Notices issued by the FSA in respect of cancellation of securities from the Official List must be read in conjunction with notices issued by the London Stock Exchange in respect of cancellation of securities from trading on its markets.

- SEDOL numbers which are allocated by the London Stock Exchange as a Stock Exchange identifier may be found on their cancellation notice.

This information is provided by RNS
The company news service from the London Stock Exchange

END

SU[illegible]UUUWUPMURB

RNS Number:1829T
First Choice Holidays PLC
19 March 2007

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO

19 March 2007

For immediate release

MERGER OF FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL TO CREATE TUI TRAVEL PLC

* The Boards of First Choice Holidays PLC ("First Choice") and TUI AG ("TUI") are pleased to announce the creation of one of the world's leading travel groups, TUI Travel PLC

* TUI Travel PLC is being created through a recommended merger of First Choice and the Tourism division of TUI, excluding certain hotel assets ("TUI Travel")

* The new group will have approximately 27 million customers in 20 source markets. It will be headquartered in the UK and application will be made for TUI Travel PLC's shares to be admitted to listing on the Official List and to trading on the London Stock Exchange

* TUI Travel PLC will have proforma revenues of £12.1 billion (e17.6 billion), EBITDA of £554 million (e809 million) and EBITA of £325 million (e475 million)

* First Choice and TUI believe that the Merger will deliver pre-tax cost benefits of at least £100 million (e146 million) per annum to be fully realised within three years of completion. The cost synergies are prior to any benefits expected from the existing TUI Travel restructuring programme

* TUI Travel PLC will be chaired by Dr. Michael Frenzel (Chief Executive Officer of TUI), deputy chaired by Sir Mike Hodgkinson (Chairman of First Choice) and managed by Chief Executive Officer Peter Long (Chief Executive of First Choice), Deputy CEO Peter Rothwell (CEO TUI Northern Europe) and Chief Financial Officer Paul Bowtell (Group Finance Director of First Choice)

* The strong strategic fit of the businesses combined with a leading management team provides the opportunity to create one of the world's most profitable travel groups by delivering sustainable revenue and long-term earnings growth while deriving cost advantage from leveraging both synergy opportunities and economies of scale to enhance margins

* TUI Travel PLC will have extensive content, multiple distribution channels and the cost advantage to compete in a dynamic and rapidly changing travel market. TUI Travel PLC will also be able to provide customers with the flexibility and choice they demand

* TUI Travel PLC will be 51 per cent. owned by TUI and 49 per cent. owned by the existing shareholders of First Choice (calculated on a fully diluted basis)

* TUI will also contribute e875 million (approximately £600 million) of net financial debt, including all pensions liabilities currently associated with TUI Travel, to the new group

* The Merger will be effected through the acquisition by NewCo of both First Choice and TUI Travel (First Choice by means of a scheme of arrangement). It is expected that the Merger will be completed in the third quarter of 2007

* The Merger is conditional, inter alia, upon the approval of First Choice Shareholders and approval by the relevant anti-trust authorities. The Board of First Choice and the Supervisory Board of TUI have approved the Merger. While TUI shareholder approval is not required, First Choice shareholder approval will be sought at the Court Meeting and an Extraordinary General Meeting to be convened in due course. The directors of First Choice unanimously intend to recommend to First Choice Shareholders that they vote in favour of the Merger, as they intend to do in relation to their own shareholdings

Commenting on today's announcement, Sir Mike Hodgkinson, Chairman of First Choice said:

"This proposed merger provides us with a unique opportunity to leverage the strengths of both First Choice and TUI to create one of the world's leading travel groups. In addition to the significant opportunity to enhance margins, we believe the combination of brand leadership and management expertise that this transaction creates will deliver sustainable, long-term growth for shareholders and a group that satisfies the rapidly changing travel needs of our customers."

Dr. Michael Frenzel, CEO of TUI said:

"We are pleased that the Board of First Choice has decided unanimously to support the creation of TUI Travel PLC. The new company will be a leading worldwide travel group, with approximately 27 million customers per year in over 200 destinations. The combination of First Choice's fast growing specialist businesses and our strong momentum in the mainstream sector creates a solid platform from which to accelerate growth opportunities.

I am especially pleased that Peter Long has agreed to become Chief Executive of TUI Travel PLC and to lead the highly experienced executive management team. I

firmly believe this Merger will deliver significant value to both TUI and First Choice shareholders."

This summary should be read in conjunction with the full terms of the following announcement.

Appendix II contains definitions of certain terms used in this summary and the following announcement.

There will be a presentation in Hamburg at 9.00am (GMT) which will be webcast in German with a simultaneous translation. For details of the webcast please visit:

http://www.tui-group.co./en/ir/

A meeting for analysts and investors will be held today at 2.30pm (GMT) at Hoare Govett's offices, ABN AMRO, 250 Bishopsgate, London, EC2M 4AA. For details of the webcast please visit the First Choice website:

http//www.firstchoiceholidaysplc.co.uk

Enquiries:

First Choice Holidays PLC	Tel: +44 20 7796 4133 on 19th March, thereafter on
	+44 1293 560 777
Peter Long, Paul Bowtell, Lesley Allan	
Andy Jones, David Paterson (analysts)	
Lazard (Financial Adviser to First Choice)	Tel: +44 20 7187 2000
Matthew Jarman, Gregory Bret, Andrew Rich	
Deutsche Bank AG (Financial Adviser and Broker to First Choice)	Tel: +44 20 7545 8000

Alastair Mathieson, James Thomson

Charles Wilkinson (broker)

Hoare Govett Limited — Tel: +44 20 7678 8000
(Broker to First Choice)

Neil Collingridge, Hugo Fisher

Hudson Sandler — Tel: +44 20 7796 4133
(Public Relations Adviser to First Choice)

Michael Sandler, Jessica Rouleau

TUI AG — Tel: +49 5 11 566 1417

Uwe Kattwinkel, Robin Zimmermann, Kuzey Alexander Esener
(communications)

Bjorn Beroleit, Nicola Gehrt (IR)

Morgan Stanley — Tel: +44 20 7425 8000
(Financial Adviser to TUI)

Dr. Dirk Notheis, Dieter Turowski, Henry Stewart

Hering Schuppener Consulting — Tel: +49 69 92 18740
(Public Relations Adviser to TUI)

Alexander Geiser

The Maitland Consultancy — Tel: +44 20 7379 5151
(Public Relations Adviser to TUI)

Lydia Pretzlik, David Sturken

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to First Choice in connection with the Merger and no-one else and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as financial adviser and broker to First Choice and no one else in connection with the Merger and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as broker to First Choice and no-one else in connection with the Merger and will not be responsible to any person other than First Choice for providing the protections afforded to its customers or for providing advice in relation to the Merger or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley Bank AG is acting for TUI in connection with the Merger and no one else and will not be responsible to anyone other than TUI for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger or any other matters referred to in this Announcement.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and

regulations of any jurisdiction outside the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. First Choice Shareholders are advised to read carefully the formal documentation in relation to the Merger once it has been despatched.

The NewCo Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. NewCo has not registered and does not intend to register any NewCo Shares under the US Securities Act. Any NewCo Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

This announcement contains statements about First Choice, TUI and TUI Travel that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "synergies", "cost savings", "opportunity", "projects", "strategy" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of First Choice, TUI, TUI Travel or the Enlarged Group; (ii) business and management strategies and the expansion and growth of First Choice, TUI, TUI Travel or the Enlarged Group's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on First Choice, TUI, TUI Travel or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of First Choice, TUI or TUI Travel. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to First Choice, TUI or TUI Travel or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to First Choice, TUI and TUI Travel on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

MERGER OF FIRST CHOICE HOLIDAYS PLC AND TUI TRAVEL TO CREATE TUI TRAVEL PLC

1. INTRODUCTION

The Boards of First Choice and TUI today announce a proposed recommended merger of First Choice and TUI Travel to create a unique leisure travel group with market leading positions in both component and specialist leisure travel.

The Boards of First Choice and TUI believe that the Merger offers significant benefits for their shareholders and customers. This transaction presents First Choice and TUI with the opportunity to take a leading position in the ongoing consolidation within the European leisure travel sector, as well as creating a business model that is ideally positioned to compete effectively within the leisure travel market.

The new group will be named TUI Travel PLC, and will be headquartered in the UK. Application will be made for TUI Travel PLC's shares to be admitted to listing on the Official List and to trading on the London Stock Exchange.

First Choice and TUI have established a new company, NewCo, which will effect the Merger by acquiring each of First Choice and TUI Travel (First Choice by means of a scheme of arrangement). The Merger is to be effected pursuant to a Merger Agreement between First Choice, TUI and NewCo. TUI will contribute TUI Travel together with e875 million (approximately £600 million) of net financial debt, including all pensions liabilities currently associated with TUI Travel.

Following the Merger, TUI will hold 51 per cent of TUI Travel PLC, with existing First Choice Shareholders holding 49 per cent. (calculated on a fully diluted basis). Completion of the Merger is expected to take place in the third quarter of 2007.

The Merger is conditional, inter alia, upon the approval of First Choice Shareholders and approval by the relevant anti-trust authorities. The Board of First Choice and the Supervisory Board of TUI have approved the Merger. While TUI shareholder approval is not required, First Choice shareholder approval will be sought at the Court Meeting and an Extraordinary General Meeting to be convened in due course. The directors of First Choice unanimously intend to recommend to First Choice Shareholders that they vote in favour of the Merger, as they intend to do in relation to their own shareholdings.

2. BACKGROUND TO AND REASONS FOR THE MERGER

The combination of First Choice and TUI Travel offers the opportunity to create significant value for both First Choice and TUI shareholders and their customers through the creation of a market leading global travel group with leadership positions in both component and specialist leisure travel segments.

The leisure travel environment has changed significantly over the last few years as consumers demand flexibility and choice, seek new life experiences and look to access travel content through a number of points of sale, most notably the internet. Travel companies have also changed, with both First Choice and TUI Travel successfully re-mixing their respective business models to compete effectively within the new market:

* First Choice has pursued a strategy of providing differentiated and exclusive products to its customers. It has invested in its mainstream business (including the development of six exclusive Holiday Villages) and built leadership positions in growing niche segments via a successful acquisition strategy. The result has been double-digit earnings growth each year since 2003.

* TUI Travel has built a leading European airline of 127 planes and successfully invested in developing an internet-led distribution model that provides flexibility and choice to the consumer, while optimising its significant brand presence online to drive loyalty and top-line growth.

Consequently, the Boards of First Choice and TUI believe that the two businesses are an excellent strategic fit. TUI Travel PLC's combined business model will be well positioned to satisfy a wide range of leisure needs of the customer and drive earnings and margin growth.

TUI Travel PLC will have a broad portfolio of over 200 leading brands, and an exceptional combination of content and distribution capability. Both sets of shareholders will benefit from management's ability to enhance margins and the cost advantages of leveraging significant synergy benefits and economies of scale.

The transaction provides the opportunity to:

* Create a leading worldwide travel group operating in 20 source markets serving

approximately 27 million customers per year in over 200 destinations;

* Offer the customer breadth of content from self-selection to exclusive and differentiated to niche travel products;

* Develop a pre-eminent position in long haul travel with a current order book of 23 Boeing 787s and build a European short haul fleet to compete effectively with low cost carriers;

* Leverage significant synergies and economies of scale to deliver cost advantage in a competitive market place;

* Distribute specialist travel products into new source markets;

* Continue to build strong positions, via acquisition, in fragmented niche segments of the market;

* Participate in many growth segments of the leisure travel sector;

* Enhance margins using the skills of a proven management team; and

* Deliver sustainable revenue and earnings growth.

3. INFORMATION ABOUT FIRST CHOICE

First Choice is a leading international leisure travel company headquartered in Crawley in the UK. It operates in 16 major source markets across more than 80 brands, employing over 15,000 people. It has successfully transformed itself into a leading international leisure travel company, comprising a differentiated UK mainstream tour operator and a portfolio of niche specialist businesses across the world, that create added value experiences for its customers. Although First Choice's many brands offer a variety of leisure travel experiences, the business model across First Choice is focused on differentiation and flexibility.

First Choice operates in four principal sectors:

* Mainstream Holiday Sector - the sector consists of the UK and Ireland tour operating, retail and airline businesses. Its clear strategy has led to a focus on developing differentiated and exclusive products, such as its six Holiday Villages. It operates 34 aircraft, and has invested significantly in its long haul programme. Its six re-configured B767s offer customers an enhanced in-flight entertainment experience. In addition, First Choice has recently announced that it has exercised a further four options on the new Boeing 787 Dreamliner to bring the total firm order to twelve aircraft.

* Specialist Holiday Sector - the sector consists of the Continental European and UK Specialist businesses, and a number of businesses operating in North America including a student travel business and a Canadian tour operator. All the businesses within this sector have either destination or product expertise, and operate from 13 source countries with expert local management teams that understand both their market and their customers'

needs. These businesses develop leisure travel experiences that cater for a specific marketplace or lifestyle and include brands such as Sovereign, Marmara, StudentCity.com and Travcoa.

* Activity Holiday Sector - this sector consists of three divisions: the Marine division includes First Choice Marine which operates the market leading yacht chartering brands of The Moorings and Sunsail, Sunsail Clubs and Inland Waterways. The Adventure division consists of a portfolio of 19 adventure travel businesses across 7 source markets offering a range of experiences including trekking and expedition cruising, with the division experiencing high consumer demand for these travel experiences. The Escorted Tours division consists of seven brands that operate specialist escorted tours for the US source market, whose customer base is drawn primarily from the growing "boomer" demographic in the US.

* Online Destination Services Sector - this sector has operations in 16 countries with 67 offices, providing accommodation online and services in destination as well as specialised services to cruise lines and the management of meetings and incentives activities for companies. It is focused on two strategic distribution channels - Business to Business with the Hotelbeds and Bedsonline brands and Business to Consumer with the Hotelopia brand. The business has successfully leveraged its strong relationship with local bed suppliers to build a bed bank of 25,000 hotels and apartments in over 2,000 tourist areas across 900 destinations. Clients include over 1,800 tour operators and 7,000 travel agents who can access this bed bank online, and in 2006, the sector sold 9.5 million bed nights.

For the financial year ended 31 October 2006, First Choice reported revenues of £2,715 million (2005: £2,442 million), EBITDA (including First Choice's share of results of associates and joint ventures) of £179 million (2005: £162 million), and EBITA of £135 million (2005: £120 million).

As at 31 October 2006, First Choice had shareholders' capital excluding minority interest of £281 million and net debt of £103 million. First Choice has a current market capitalisation of £1,556 million (based on the closing price of 284 pence for each First Choice share and 547.9 million fully diluted First Choice Shares on 16 March 2007) and is traded on the London Stock Exchange.

4. INFORMATION ABOUT TUI TRAVEL

TUI Travel consists of TUI's Tourism division, excluding certain hotel assets, and operates in four main sectors:

* The Central Europe sector comprises the distribution and tour operator business in Germany, Switzerland, Austria and the Eastern European markets as well as airlines Hapag-Lloyd Flug and Hapag-Lloyd Express

* The Northern Europe sector comprises the distribution and tour operation business in the UK, Ireland and the Nordic countries as well as the following airlines; TUI Fly Nordic and Thomsonfly

* The Western Europe sector comprises the distribution and tour operation business in France, the Netherlands and Belgium as well as the following airlines: Corsair, TUI

Airlines Nederland and TUI Airlines Belgium

* The Destinations sector covers TUI Travel's consolidated and associated including agencies from shareholdings in 35 agencies in 36 countries as well as Nordotel, Atlantika and Safeharbour

TUI Travel currently operates a total of 127 aircraft which are allocated to Central Europe, Northern Europe and Western Europe.

For the financial year ended 31 December 2006, TUI Travel had unaudited pro-forma external sales of £9,368 million (e13,678 million), EBITDA of £375 million (e548 million) and EBITA of £190 million (e278 million).

5. INFORMATION ABOUT TUI

TUI, formerly known as Preussag AG, which is headquartered in Hanover, Germany, has transformed itself from an industrial conglomerate to a pure services company. Today, TUI's core businesses are Tourism and Shipping.

* The Tourism division comprises four main sectors: Central Europe, Northern Europe, Western Europe and Destinations. Following the Merger, TUI will retain a majority of the TUI hotels and resorts business, operating 279 hotels with 164,844 beds.

* The Shipping division comprises Hapag-Lloyd Container Line, a container shipping company operating globally, with a total of 138 vessels and holding containers with a total capacity of 1,015,000 TEU. The Shipping division will not form part of the Merger and will remain directly owned by TUI.

For the financial year ended 31 December 2006, TUI reported turnover of e20.5 billion (2005: e18.2 billion), EBITDA of e939 million (2005: e1.12 billion), and profit before tax of minus e736 million (2005: positive e387 million) from continuing operations. As at 31 December 2006, TUI had shareholder's capital excluding minority interest of e2.7 billion and net debt of e3.2 billion.

TUI has a current market capitalisation of e4.2 billion (based on the closing price of e16.58 for each TUI share on 16 March 2007 and 251.0 million TUI shares outstanding) and is a member of Germany's DAX 30 Index (which includes the largest publicly-owned companies in Germany).

6. STRATEGY FOR TUI TRAVEL PLC

TUI Travel PLC will be one of the world's leading leisure travel groups providing its customers with a unique choice of products and the flexibility to meet their ever changing needs. Through its range of component and specialist products, such as flights, beds and car hire, and in the specialist travel segment, such as escorted tours and adventure holidays, TUI Travel PLC will be able to offer flexibility and choice to the consumer.

TUI Travel PLC will focus on four areas:

* Content - TUI Travel PLC will have access to a range of products, from differentiated and exclusive content within the package holiday market (including a long haul programme with

23 Boeing 787s), to a specialist portfolio of niche businesses (including marine and escorted tours) and a significant bed and flight bank accessed via the internet that will enable it to offer its customers both flexibility and choice

* Distribution - TUI Travel PLC will maximise internet sales and content while building strong brand awareness and loyalty through its portfolio of large consumer brands and specialist brands

* Cost competitiveness - TUI Travel PLC will leverage the economies of scale and significant synergy opportunity to derive cost advantage across the business model. It will operate an asset right model in its airline operations by introducing a flexible leasing structure for the European fleet, while leveraging the low overheads in the specialist portfolio

* Acquisition - TUI Travel PLC will continue to invest in small to medium sized bolt-on acquisitions within specialist segments of the leisure travel market, in order to build leadership positions in higher margin niche segments. First Choice has an excellent track record in delivering high returns and earnings from its acquisitions. During the 2006 financial year First Choice spent £149 million (2005: £66 million) on acquisitions. In the current financial year, First Choice has already completed a number of acquisitions in the online and activity segments.

7. SYNERGY BENEFITS

The Boards of First Choice and TUI believe that the Merger will deliver pre-tax cost benefits of at least £100 million (e146 million) per annum, which are expected to be realised within three years of Completion. The £100 million of cost synergies per annum are prior to any benefits expected from the existing TUI Travel restructuring programme.

Cost synergies are expected to arise mainly in the UK, but benefits will be available across Europe through economies of scale in the combined operations and consolidation of the First Choice and TUI Travel operations. Potential revenue synergies are expected to offer further upside to the £100 million per annum synergy target.

Synergies are likely to be achievable through a combination of:

* Airline flight planning and operating costs

* Streamlined distribution (front office IT, development costs, retail shops)

* Consolidation of retail, call centre and administrative facilities

* Reduced marketing and commercial costs

* Destination cost efficiencies

* Higher internet traffic and lower customer acquisition costs

* Yield improvement (Mainstream and Airline)

* Growth through offering First Choice's Specialist products through TUI Travel's European distribution network

8. BOARD OF DIRECTORS, MANAGEMENT AND ORGANISATION

The proposed Board of TUI Travel PLC will be drawn from the boards of First Choice, TUI, and the current management of TUI Travel, supplemented by additional independent non-executive directors to be appointed by the Board as soon as practicable. The Board will be comprised of 17 directors, the majority of whom will be independent. First Choice and TUI believe that the proposed structure will result in an independent Board with a strong and experienced executive management team.

The Board will be chaired, as Non-Executive Chairman, by Dr. Michael Frenzel (currently CEO of TUI), with Sir Mike Hodgkinson (Chairman of First Choice) being appointed as Independent Non-Executive Deputy Chairman.

The proposed Board of TUI Travel PLC is:

NAME	BOARD POSITION	CURRENT POSITION
Dr. Michael Frenzel	Non-Executive Chairman	CEO of TUI
Sir Mike Hodgkinson	Non-Executive Deputy Chairman	Chairman of First Choice
Peter Long	Chief Executive Officer	Chief Executive of First Choice
Peter Rothwell	Deputy Chief Executive	CEO TUI Northern Europe
Paul Bowtell	Chief Financial Officer	Group Finance Director of First Choice
Will Waggott	Group Commercial Director	CFO TUI Northern Europe
Christoph Mueller	Aviation Director	Chairman of Hapag-Lloyd Flug
Volker Bottcher	Managing Director, Central Europe	Head of TUI Travel Germany
R. Feuerhake	Non-executive Director	CFO of TUI
T. Campbell	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
C. Chapman	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
B. Dalton	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays

J. Hicks	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays
G. Thorley	Independent Non-executive Director	Independent Non-executive Director First Choice Holidays

In addition, the Board will include a further three independent non-executive directors. Five of the non-executive directors will be drawn from the existing non-executive directors of First Choice. Rainer Feuerhake will be appointed to the Board on behalf of TUI.

TUI Travel PLC will have audit, nomination and remuneration committees. Each Board committee will have not fewer than three independent non-executive directors and not more than two non-executive directors representing TUI.

The Relationship Agreement summarised below sets out the agreement between First Choice and TUI as to the governance arrangements for TUI Travel PLC that will apply following completion of the Merger.

9. EMPLOYEES

First Choice and TUI attach great importance to retaining the skills and expertise of their management and employees. The existing employment rights of employees of both First Choice and TUI Travel will be safeguarded.

Outstanding options under the First Choice Share Schemes which are not already exercisable will become exercisable when the scheme of arrangement is sanctioned. Any First Choice Shares issued on the exercise of options prior to 6.00 p.m. on the Business Day immediately preceding the date of the hearing by the Court of the petition to sanction the scheme of arrangement will be subject to the terms of the scheme of arrangement. However, while the scheme of arrangement will not extend to First Choice Shares issued to optionholders under the First Choice Share Schemes on or after such time, such First Choice Shares will be transferred to Newco under a proposed change to First Choice's articles.

In due course, appropriate proposals will be made to participants in the First Choice Share Schemes.

10. DIVIDEND POLICY

It is anticipated that TUI Travel PLC will pay, post Completion, a final dividend in respect of its first financial period. The dividend policy will be set by TUI Travel PLC's Board, not all of whom have yet been appointed. Further details will be set out in the prospectus.

11. CURRENT TRADING AND PROSPECTS

11.1 First Choice

Trading for the 2006/07 financial year is progressing well with performance in line with First Choice's expectations.

* Winter 2006/07 - across First Choice, Winter trading is progressing well. In Mainstream total revenues are 12 per cent. higher than last year with long-haul capacity up 25 per cent. The Mainstream Sector has fewer holidays left to sell than at the same point last year and while margins are slightly behind last year, they are in line with First Choice's expectations. In the Specialist Holidays Sector its businesses are trading well overall and in the Activity Holidays Sector revenues are ahead of last year with the Adventure division's revenue 4 per cent. ahead for Winter.

* Summer 2007 - Trading is progressing well across all Sectors. In Mainstream, Summer revenues have steadily improved throughout the period despite the challenging market. Overall capacity will be flat on last year with increased capacity in the long-haul segment. Revenues for long-haul have increased 19 per cent. with margins slightly behind last year but in line with First Choice's expectations. In the Specialist Holidays Sector the rate of sale is improving significantly week on week. Both the Activity Sector and Online Destination Services are trading in line with expectations.

11.2 TUI Travel

* Winter 2006/07 - TUI is closing out the winter season with a solid performance. Turnover for TUI Travel is currently up 5.4 per cent. year-on-year, with customer numbers up 9.0 per cent. Both figures are ahead of current market growth.

* Summer 2007 - The current status of bookings is very good in most source markets. For the 2007 summer season starting in April the number of guests is currently 7.2 per cent over the previous year for TUI Travel. Booked sales have increased by 4.7 per cent, and they are likewise considerably above the previous year's level.

12. MERGER AGREEMENT, RELATIONSHIP AGREEMENT AND DETAILS OF THE MERGER

First Choice, TUI and NewCo have entered into a Merger Agreement, which sets out the terms on which NewCo will acquire each of First Choice and TUI Travel. In addition, First Choice and TUI have agreed the terms of a Relationship Agreement which will regulate the relationship between NewCo and TUI (as shareholder in NewCo) following completion of the Merger. This agreement deals with, among other things, the governance arrangements for NewCo.

These agreements are summarised in Appendix I.

The key terms and conditions of the Merger are:

* NewCo will acquire First Choice in consideration for the issue of 49 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to First Choice Shareholders. This acquisition will be effected by means of a scheme of arrangement of First Choice pursuant to section 425 of the Companies Act;

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* NewCo will acquire TUI Travel in consideration for the issue of 51 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to TUI and the contribution by TUI to NewCo of an amount of e875 million (approximately £600 million) of net financial debt, including all pension deficits associated with TUI Travel;

* the Merger is subject to clearance under the EC Merger Regulation and other regulatory authorities;

* the Merger is subject to the approval of First Choice Shareholders at the Court Meeting and the Extraordinary General Meeting to be convened in due course; and

* NewCo will be named TUI Travel PLC and application will be made for NewCo's shares to be admitted to listing on the Official List and to trading on the London Stock Exchange with effect from Completion.

A circular and prospectus will be despatched to First Choice Shareholders in due course.

A description of the circumstances in which the Merger Agreement may be terminated (and a break fee may become payable) is set out in Appendix I.

13. RULE 9 WHITEWASH

Following completion of the Merger, TUI will come to hold 51 per cent. of the voting rights of NewCo. Under Rule 9 of the City Code, a person who acquires an interest in shares which, taken together with shares in which he is already interested, carry 30 per cent. or more of the voting rights of a company must normally make a general offer for all the remaining shares in the company. However, where an obligation to make a mandatory offer under Rule 9 arises following an issue of new shares, the Panel will normally consent to a waiver of that obligation provided that, among other things, this is approved by a vote of the independent shareholders. In this case, approval for the waiver of the obligation which would otherwise arise for TUI to make an offer for NewCo under Rule 9 of the City Code will be sought from First Choice Shareholders at the Extraordinary General Meeting.

14. SETTLEMENT, LISTING AND DEALING

Application will be made to the UK Listing Authority for the NewCo Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission to the Official List will become effective and that dealings, for normal settlement, in the NewCo Shares will commence on the day on which the Merger is completed. Further details on settlement, listing

and dealing will be included in the scheme document and prospectus to be sent to First Choice Shareholders in due course. Admission of NewCo Shares to the Official List and to trading on the London Stock Exchange is subject to customary confirmation from the FSA of NewCo's eligibility for listing under Listing Rule 2 and Listing Rule 6.

15. RECOMMENDATION OF THE BOARD OF FIRST CHOICE

The directors of First Choice, who have been so advised by Lazard and Deutsche Bank, consider the terms of the Merger to be fair and reasonable. In providing their advice, Lazard and Deutsche Bank have taken into account the directors' commercial assessments.

The directors of First Choice consider that the Merger is in the best interests of First Choice Shareholders as a whole. Accordingly, the directors intend unanimously to recommend that First Choice Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings amounting to approximately 0.9 per cent of the issued share capital of First Choice.

Deutsche Bank has an existing relationship with TUI AG, and Lazard is therefore providing advice to the Board of First Choice in connection with the Merger for the purposes of Rule 3 of the Code.

Enquiries:

First Choice Holidays PLC — Tel: +44 20 7796 4133 on 19 March, thereafter on +44 1293 560 777

Peter Long, Paul Bowtell, Lesley Allan

Andy Jones, David Paterson (analysts)

Lazard (Financial Adviser to First Choice) — Tel: +44 20 7187 2000

Matthew Jarman, Gregory Bret, Andrew Rich

Deutsche Bank AG (Financial Adviser and Broker to First Choice) — Tel: +44 20 7545 8000

Alastair Mathieson, James Thomson

Charles Wilkinson (broker)

Hoare Govett Limited Tel: +44 20 7678 8000
(Broker to First Choice)

Neil Collingridge, Hugo Fisher

Hudson Sandler Tel: +44 20 7796 4133
(Public Relations Adviser to First Choice)

Michael Sandler, Jessica Rouleau

TUI AG Tel: +49 5 11 566 1417

Uwe Kattwinkel, Robin Zimmermann, Kuzey Alexander Esener
(communications)

Bjorn Beroleit, Nicola Gehrt (IR)

Morgan Stanley Tel: +44 20 7425 8000
(Financial Adviser to TUI)

Dr. Dirk Notheis, Dieter Turowski, Henry Stewart

Hering Schuppener Consulting Tel: +49 69 92 18740
(Public Relations Adviser to TUI)

Alexander Geiser

The Maitland Consultancy Tel: +44 20 7379 5151
(Public Relations Adviser to TUI)

Lydia Pretzlik, David Sturken

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser

to First Choice in connection with the Merger and no-one else and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as financial adviser and broker to First Choice and no one else in connection with the Merger and will not be responsible to anyone other than First Choice for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as broker to First Choice and no-one else in connection with the Merger and will not be responsible to any person other than First Choice for providing the protections afforded to its customers or for providing advice in relation to the Merger or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley Bank AG is acting for TUI in connection with the Merger and no one else and will not be responsible to anyone other than TUI for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger or any other matters referred to in this announcement.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. First Choice Shareholders are advised to read carefully the formal documentation in relation to the Merger once it has been despatched.

The NewCo Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. NewCo has not registered and does not intend to register any NewCo Shares under the US Securities Act. Any NewCo Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

This announcement contains statements about First Choice, TUI and TUI Travel that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "synergies", "cost savings", "opportunity", "projects", "strategy" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of First Choice, TUI, TUI Travel or the Enlarged Group; (ii) business and management strategies and the expansion and growth of First Choice, TUI, TUI Travel or the Enlarged Group's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on First Choice, TUI, TUI Travel or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of First Choice, TUI or TUI Travel. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to First Choice, TUI or TUI Travel or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to First Choice, TUI and TUI Travel on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

APPENDIX I

Key Merger Terms and Conditions

The Merger Agreement

KEY TERMS

Under the Merger Agreement:

* NewCo has agreed to acquire all of the issued share capital of First Choice in consideration for the issue of 49 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to First Choice Shareholders. This acquisition will be effected by means of a scheme of arrangement of First Choice in accordance with section 425 of the Companies Act.

* TUI has agreed to sell all of the issued share capital of TUI Travel to NewCo in consideration for the issue of 51 per cent. (calculated on a fully diluted basis) of the share capital of NewCo to TUI together with the contribution by TUI to NewCo of e875 million (approximately £600 million) of net financial debt, including all pension liabilities currently associated with TUI Travel.

CONDITIONS

The material conditions to completion of the Merger are:

* approval at the Court Meeting of the proposed scheme of arrangement of First Choice by a majority in number of the First Choice Shareholders present and voting representing not less than 75 per cent. by value of the First Choice Shares voted by such shareholders;

* the passing of the resolutions by First Choice Shareholders at the Extraordinary General Meeting which will follow the Court Meeting including in relation to the approval of the scheme of arrangement and the confirmation of the associated reduction of capital and the resolution required to obtain a dispensation from the Panel from the requirements of Rule 9 in respect of the issue of NewCo Shares to TUI;

* the sanction of the scheme of arrangement and reduction of capital by the Court and the subsequent registration of the court order by the Registrar of Companies in England and Wales;

* the UKLA confirming that NewCo is suitable for listing in accordance with the Listing Rules on the basis of the terms of the Relationship Agreement;

* the Admission of the NewCo Shares, to be issued in accordance with the terms of the Merger Agreement, to the Official List and to trading on the London Stock Exchange;

* the Merger having been cleared by the European Commission under the EC Merger Regulation;

* the Merger having been cleared by any relevant non-EU competition authorities and no notice of any action, which would make the Merger, unenforceable or illegal or impose material conditions on the parties with respect to the Merger, having been received from any regulatory body (including the Civil Aviation Authority) in any jurisdiction;

* the Panel granting dispensation from the requirements of Rule 9 of the Code in respect of the issue of NewCo Shares to TUI; and

* TUI and First Choice having obtained all necessary consents from the providers of their bonding and other finance facilities, or other replacement facilities having been arranged.

OTHER PROVISIONS

The Merger Agreement contains mutual undertakings by First Choice and TUI that pending Completion, First Choice and TUI Travel will carry on business in the normal course.

Under the Merger Agreement TUI has agreed to give First Choice high-level warranties covering certain information provided to First Choice in respect of TUI Travel's business.

Pursuant to the Merger Agreement, each of First Choice and TUI have agreed that it will not actively solicit any alternative transaction that would be inconsistent with implementing the Merger, and that each of them will inform and consult with the other party if it is approached by a third party in respect of any such alternative competing transaction. The parties have agreed certain rights applicable in the event of such an approach including postponement or termination.

Under the Merger Agreement the parties agree to negotiate a licence agreement, at a royalty of 0.02 per cent. per annum of the gross turnover of NewCo under the TUI brand, in relation to the proposed use by NewCo of the TUI name.

TERMINATION

The Merger Agreement may be terminated with immediate effect by First Choice or TUI if:

* First Choice notifies TUI prior to the publication of the prospectus that it has concluded that in its reasonable opinion assets and liabilities, profits or prospects of TUI Travel are materially different by reference to agreed benchmarks from those assumed in its reaching agreement to the percentage shareholdings in NewCo of First Choice and TUI under the Merger;

* any regulatory authority irrevocably blocks the Merger;

* certain conditions become incapable of being satisfied or fail to be satisfied unless such Condition is waived;

* any Independent Competing Offer becomes or is declared unconditional in all respects;

* a Material Adverse Change has occurred, referable to agreed benchmarks, which affects First Choice or TUI Travel (as the case may be);

* if the scheme of arrangement is not sanctioned by First Choice shareholders at the Court Meeting or the resolutions relating to the Merger are not passed at the Extraordinary General Meeting;

* prior to satisfaction of the Conditions, the recommendation by the directors of First Choice to vote in favour of the scheme of arrangement is withdrawn or adversely amended;

* if the Court declines or refuses to sanction the scheme of arrangement;

* the other party commits a material breach of its warranties, covenants or other obligations under the Merger Agreement; and

* if the scheme of arrangement and reduction of capital have not become effective by an agreed long stop date.

First Choice and TUI have agreed mutual break fees if the Merger fails.

First Choice will pay TUI a break fee of £15 million if the Merger fails and:

* an Independent Competing Offer for First Choice is announced and such offer becomes wholly unconditional;

* the recommendation by First Choice directors to vote in favour of the resolution relating to the Merger is withdrawn; or

* TUI exercises its right to terminate for an unremedied breach by First Choice of its obligations under the Merger Agreement.

TUI will pay to First Choice a fee of £15 million if the Merger fails and:

* an Independent Competing Offer for TUI or TUI Travel is announced and such offer becomes or is declared wholly unconditional; or

* First Choice exercises its right to terminate for an unremedied material breach by TUI of its breach by TUI of its obligations under the Merger Agreement.

Relationship Agreement

The Relationship Agreement enshrines the principle agreed between the parties that, following completion of the Merger, NewCo will operate independently from TUI and in accordance with the highest standards of corporate governance best practice. It also sets out the agreement of the parties regarding the composition of the Board of NewCo as follows:

* the Board will include a majority of independent non-executive directors and will not be more than 17 in number;

* for so long as TUI holds 30 per cent. or more of the voting shares of NewCo, TUI may appoint a maximum of two non-executive directors;

* for so long as TUI holds 40 per cent. or more of the voting shares of NewCo, TUI may appoint the Chairman of NewCo, in which case the CEO of NewCo will be appointed by the Board but subject to TUI's prior approval, provided that if TUI rejects three candidates nominated by the Board, TUI may nominate a candidate whose appointment will require the support of at least three independent non-executive directors. If this process does not lead to an appointment, the question will be resolved by shareholders (including TUI);

* for so long as TUI holds 40 per cent. or more of the voting shares of NewCo, TUI may relinquish its right to appoint the Chairman and in return have the right to appoint and remove the CEO. If this right is invoked, the Chairman of NewCo will be appointed by the Board but subject to TUI's prior approval, provided that if TUI rejects three candidates nominated by the Board, TUI may nominate a candidate whose appointment will require the support of at least three independent non-executive directors. If this process does not lead to an appointment, the question will be resolved by shareholders (including TUI);

* if TUI holds less than 40 per cent. of the voting shares of NewCo, for so long as it holds 30 per cent. or more of the voting rights of NewCo, the Board will appoint the Chairman but subject to TUI's prior approval, provided that if TUI rejects three candidates nominated by the Board, TUI may nominate a candidate whose appointment will require the

support of at least three independent non-executive directors. If this process does not lead to an appointment, the question will be resolved by shareholders (including TUI);

* the Nomination Committee will nominate the rest of the directors, who will be appointed and/or removed by the Board; and
* it is agreed that any persons nominated and/or appointed to a position on the Board shall have appropriate experience and qualification for his or her role.

Other key provisions of the Relationship Agreement are as follows:

* the Relationship Agreement will remain in place until the earlier of (i) TUI's voting rights fall below 10 per cent. or (ii) NewCo ceases to be listed;
* TUI has agreed that it will exercise its voting rights in relation to class 1 transactions in accordance with the recommendation given by the Board unless all of the directors appointed by TUI have dissented to or abstained from such recommendation;
* NewCo has agreed that it will not (other than on the exercise of certain share options) issue any shares if the effect will be to reduce TUI's voting rights. If NewCo issues shares other than on a pre-emptive basis, TUI will have the right to subscribe for NewCo Shares at market value in order to restore the pre-existing level of his voting rights;
* TUI has agreed that it will not, for a period of 12 months following Admission, dispose of any NewCo Shares without the prior written consent of NewCo, other than:
  a) in each of the two consecutive periods of six months immediately following Admission, the disposal of NewCo Shares constituting, in aggregate, no more than 10 per cent. of the issued share capital then in issue either in the market (subject to orderly market restrictions) or to a single purchaser (who has agreed to be bound be equivalent lock-up restrictions);
  b) intra-group transactions; and
  c) the acceptance of a takeover offer in accordance with the Code;
* disposals of NewCo Shares by TUI after the expiry of the 12 month period following Admission will be effected after consultation with NewCo;
* TUI has agreed that it will not acquire any NewCo shares other than:
  a) acquisitions that would increase its shareholding to not more than 55 per cent;
  b) consequential increases in TUI's percentage of total number of NewCo shares as a result of a purchase by NewCo of its own shares; or
  c) where TUI makes a general offer to acquire all NewCo shares in issue;

* certain material matters shall not be undertaken by NewCo without the approval of the Board, further details of which will be set out in the prospectus, including any material alteration to the general nature of the business or NewCo or any subsidiary of NewCo;

* NewCo shall avoid doing certain things which may cause TUI being in breach of any of the restrictions under TUI's current bonding facilities in the absence of any permitted exemption. NewCo and TUI will discuss any proposed course of action which may be permitted by an exemption to the restrictions and if there is doubt as to whether such exemption applies to any particular case, TUI's decision on the matter shall be final;

* TUI will have the right to receive an agreed level of information in respect of NewCo's business;

* in the event that a person (acting alone or in concert with other persons) acquires control of TUI during the term of the Relationship Agreement, TUI will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the Board; and

* for the purposes of complying with aviation regulation, the articles of association of NewCo shall incorporate provisions to prevent it becoming majority owned and effectively controlled by non-EEA nationals.

APPENDIX II

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"Admission"	means the admission of the Newco shares to the Official List;
"Board"	means the Board of NewCo;
"Business Day"	means a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London;
"City Code" or "Code"	means the City Code on Takeovers and Mergers;
"Companies Act"	means the Companies Act 1985 (as amended);
"Completion"	means completion of the Merger in accordance with the terms of the Merger Agreement;
"Court"	means the High Court of Justice in England and Wales;

"Court Meeting"	means the meeting of First Choice Shareholders to be convened by an order of the Court pursuant to section 425 of the Companies Act for the purpose of considering and, if thought fit, approving the proposed scheme of arrangement of First Choice (with or without amendment), and any adjournment thereof;
"Deutsche Bank"	means Deutsche Bank AG;
"Enlarged Group"	means the group of companies comprising NewCo, First Choice, TUI Travel and their subsidiaries and subsidiary undertakings;
"Extraordinary General Meeting"	means the extraordinary general meeting of the First Choice Shareholders to be convened in connection with the Merger;
"First Choice"	means First Choice Holidays PLC;
"First Choice Group"	means First Choice Holidays PLC and its subsidiaries and subsidiary undertakings;
"First Choice Shareholders"	means the holders of First Choice Shares from time to time;
"First Choice Shares"	means the ordinary shares of 3 pence each in the capital of First Choice PLC;
"First Choice Share Schemes"	means the First Choice Senior Executive Plan, the First Choice Restricted Share Plan, the First Choice Deferred Award Bonus Scheme, the First Choice Performance Scheme Plan and the First Choice Incentive Scheme Plan;
"FSA"	means the Financial Services Authority;
"FSMA"	means the Financial Services and Markets Act 2000 (as amended);
"Independent Competing Offer"	means an offer or scheme of arrangement or a recapitalisation or other transaction involving the possible change of control of First Choice or TUI or TUI Travel which, if accepted in full would result in the offeror holding shares carrying over 50% of the voting rights of First Choice or TUI or TUI Travel, as the case may be, and which is made by or with a party which is not acting in concert (as such term is defined in the Code) with First Choice or TUI;
"Lazard"	means Lazard & Co., Limited;
"Listing Rules"	means the listing rules of the Financial Services Authority;
"London Stock Exchange"	means the London Stock Exchange PLC;
"Mainstream"	means the mainstream division of First Choice;

"Merger"	means the proposed merger of First Choice and the TUI Travel as described in this announcement;
"Merger Agreement"	means the merger agreement dated 19 March 2007 between NewCo, First Choice and TUI pursuant to which the Merger is to be implemented;
"Morgan Stanley"	means Morgan Stanley Bank AG;
"NewCo"	means Coppereagle PLC, a company formed by First Choice and TUI for the purpose of effecting the Merger (and to be renamed TUI Travel PLC);
"NewCo Shares"	means ordinary shares in the capital of NewCo;
"Official List"	means the official list of the Financial Services Authority;
"Panel" or "Takeover Panel"	means The Panel on Takeovers and Mergers;
"Proforma"	means the financial information for NewCo based on a year end of 31 October 2006 for First Choice and 31 December 2006 for TUI Travel
"Relationship Agreement"	means the relationship agreement to be entered into between NewCo and TUI pursuant to which the governance of NewCo will be regulated;
"Regulatory Information Service"	means any of the Regulatory Information Services approved by the Financial Services Authority and set out in appendix 3 to the Listing Rules;
"Specialist"	means the specialist division of First Choice;
"subsidiary" and "subsidiary undertaking"	have the meanings given to them by the Companies Act;
"TUI"	means TUI AG;
"TUI Travel"	means the tourism division of TUI, excluding certain hotel assets;
"UK Listing Authority" or the "UKLA"	means the Financial Services Authority of the UK in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of the FSMA; and
"United Kingdom" or "UK"	means the United Kingdom of Great Britain and Northern Ireland; and
"United States" or "USA"	means the United States of America

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAXDNFSLXEEE

RNS Number:0705T
First Choice Holidays PLC
15 March 2007

RECEIVED
2007 DEC 17 P

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc

4. Full name of shareholder(s) (if different from 3.) (iv):

Goldman, Sachs & Co

Goldman Sachs International

Goldman Sachs Asset Management International

Goldman Sachs Asset Management LP

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 March 2007

6. Date on which issuer notified:

15 March 2007

7. Threshold(s) that is/are crossed or reached: 9%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006648827		Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
		31,928,156	15,962,167	6.02%	3.01%

Total (A+B)

Number of voting rights	% of voting rights
47,890,323	9.0 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The interest in 132,100 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 31,928,156 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 15,830,067 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVRBRBBROAAR

RNS Number:6332S
First Choice Holidays PLC
08 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation (iii):

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

6 March 2007

6. Date on which issuer notified:

Received 8 March 2007

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006648827	17,710,053	17,710,053

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWABRBVRORAR

RNS Number:5357S
First Choice Holidays PLC
07 March 2007

FIRST CHOICE HOLIDAYS PLC

ANNUAL GENERAL MEETING

SHAREHOLDERS APPROVE ALL RESOLUTIONS

7 March 2007

The Shareholders of First Choice Holidays PLC approved all the resolutions put to the Annual General Meeting in London today.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

RAGSSMFMWSWSESD

RNS Number:4633S
First Choice Holidays PLC
07 March 2007

7 March 2007

FIRST CHOICE HOLIDAYS PLC

MAINSTREAM HOLIDAYS AIRLINE EXERCISES OPTIONS
ON FOUR MORE BOEING 787'S

First Choice Airways, the European launch customer for the Boeing 787, has exercised options on a further four B787 aircraft. Originally, in July 2004, the airline signed up for six 787's with options on a further six. In September 2006 it exercised the options on a further two and has now ordered the final four.

The Boeing 787 has been the most successful new commercial aircraft to launch ever. First Choice Airways will take delivery of its first two in 2009 and introduce the remaining 10 between 2010 and 2013, doubling the size of its long-haul fleet.

The B787 will bring faraway places within the range of mid-sized aircraft, flying up to 8,500 nautical miles (10,000 miles) - Gatwick to Borneo for instance - as fast as comparable current jets. It will use 20% less fuel than today's mid-sized commercial aircraft, in part down to 66% of the aircraft comprising composite material, which is considerably lighter than traditional materials.

The B787 will also improve passenger well being; it will be pressurised at lower altitudes and have greater cabin humidity ensuring passengers arrive feeling less tired. New technology that senses air pressure differences and allows the aircraft to avoid turbulence will also result in a smoother flight.

The First Choice Mainstream Holidays Sector provides differentiated holiday experiences. Building a market-leading long-haul travel programme is a key part of this strategy. Providing the most comfortable economy cabin is critical to its success, as it has demonstrated over the last two years by upgrading its Boeing 767's to provide customers with more legroom and superior in-flight entertainment. Long-haul sales are currently up 38% for Winter 2006/07 and 19% for Summer 2007.

Dermot Blastland, Managing Director of First Choice Mainstream Holidays said: " Having taken the decision to increase our commitment to long-haul holidays we wanted to ensure we could do this in the most cost effective and environmentally sound way, whilst offering our customers new destinations and even more comfortable travel. When we announced our selection in 2004, we believed the new Boeing 787 would be key to achieving this. The success of our current long-haul programme has now given us the confidence to order 12 aircraft. The B787's will be a unique experience for our customers, as we establish ourselves at the forefront of long-haul leisure travel."

"This third order from First Choice is another vote of confidence in the Boeing 787's capabilities and unprecedented environmental performance," said Marlin Dailey, Vice President of Sales for Europe, Russia and Central Asia, Boeing Commercial Airplanes. "It's exciting and very satisfying when great customers like First Choice continue to select your product. It reflects its faith in the 787 and in Boeing. I'm also very proud First Choice is making the B787 an integral part of its environmental leadership."

Enquiries

First Choice Holidays PLC Tel: 01293 588 944
Lesley Allan, Corporate Communications Director

Hudson Sandler
Jessica Rouleau
Amy Faulconbridge
Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

NRAOKAKBCBKDNNK

RNS Number:4630S
First Choice Holidays PLC
07 March 2007

7 March 2007

FIRST CHOICE HOLIDAYS PLC

AGM STATEMENT

At the Annual General Meeting to be held in London today, the Chairman, Sir Michael Hodgkinson, will make the following statement:

Trading update

I am pleased to announce that trading for the 2006/07 financial year[1] is progressing well with the Group performing in line with our expectations. Our strategy of a differentiated Mainstream business and a portfolio of specialist travel businesses in high-growth niche segments enable the Group to operate effectively across both leisure travel experiences and geographic regions.

Mainstream Holidays Sector

Despite continued challenging trading conditions, our Mainstream Holidays Sector is benefiting from the differentiated holiday experiences we offer.

Winter 06/07

Total revenues for Winter are 12% higher than last year with long-haul revenues up 38%. Total capacity is flat with long-haul capacity up by 25%. We have continued to reduce capacity in the short-haul market as well as to less attractive medium-haul destinations, and for the remainder of the season we have fewer holidays left to sell than at the same point last year. Margins for Winter are slightly behind last year but in line with our expectations.

We are fully supportive of the legal challenge, recently launched by the Federation of Tour Operators (FTO), to the legality of the Government's Air Passenger Duty (APD) following its decision to double the tax. We remain wholly committed and engaged in a number of initiatives to support the development of responsible and sustainable tourism. We are, therefore, opposed to the way the Government chose to introduce the new APD rates, which has financially penalised First Choice, its customers and the industry. The one-off cost of the retrospective tax for bookings made pre 6 December 2006 is £4.5m which will not be recovered and will, therefore, be treated as a separately disclosed item.

Summer 07

Summer revenues have steadily improved since our last update in December and are now flat versus last year's level on customer bookings down 5%. Overall capacity for the season will be flat on last year with a reduction in the short-haul segment and increased capacity in the long-haul segment where our differentiated growth strategy is focused. The continued shift in mix to long-haul has seen a 12% increase in customers and 19% increase in revenue in that segment. Margins for Summer are currently running slightly behind last year but in line with our expectations.

As a result of the continuing success of our long-haul programme and the opportunities we see in new destinations to drive further growth, we have decided to exercise options over a further four Boeing 787 aircraft. This will take the size of our long-haul fleet to twelve aircraft by 2013, up from the six we will be operating in the Summer 2007 season.

1. All statistics are up to 4 March 2007

Specialist Holidays Sector

Winter 06/07

Overall, our Specialist businesses are trading well. After a difficult Winter

last year, our European businesses have performed well with both customers up 6% and revenue up 2% above the same period last year with margins also ahead. The Canadian market has been more difficult due to highly competitive trading conditions but despite this, revenues remain ahead of prior year with margins for the season in line with last year.

Summer 07

Although early in the booking period for the Specialist businesses, the Summer season has started very strongly for the Sector with the rate of sale improving significantly week on week. For the European businesses, revenues and customers are up 26% and 22% respectively at higher margins. The UK Specialist business has continued to build upon an excellent performance in 2006, by investing in selling systems that offer the customer greater flexibility and by gaining greater control of distribution. The UK business continues to perform well with strong margin growth. In our North American businesses (primarily student leisure travel) revenues are up 16% and margins are in line with our expectations.

Activity Holidays Sector

This Sector continues to perform in line with our expectations with revenues ahead of the same period last year. The Adventure Division's revenue is 4% ahead for Winter and 9% ahead for Summer on a like-for-like basis on higher margins as our portfolio of businesses within this segment continues to deliver strong growth.

We continue to identify and acquire high-growth businesses and, in the Activity Sector, three more companies have joined the Adventure Division since the year-end. We have paid a total initial consideration of £16.6m with future payments of up to £13.7m dependent on performance for i-to-i (International Projects Limited), iExplore, Inc. and TKJ Pty Ltd which trades as WesternXposure.

Online Destination Services Sector

All routes to market are performing well, with increased like-for-like volume and pricing for Winter and Summer. Laterooms.com, which we acquired in December 2006, is trading strongly and the complementary nature of its business to the rest of the brands in the Sector is already proving a valuable addition.

Current Trading (1)

		Winter 06/07		Summer
y-o-y variation%		Sales	Customers	Sales
Mainstream				
	Short haul	-9	-11	-12
	Medium haul	-4	-6	-3
	Long haul	+38	+25	+19
Total		+12	-	-
Capacity			Flat	
Specialist				
	Europe	+2	+6	+26
	North America (2)	+11	-5	+16
Total		+7	+1	+25
Activity				
	Marine	-	N/a	+1
	Adventure (2)	+4	N/a	+9
Total		+3	N/a	+5
Online Destination Services		Sales	Bednights	Sales
Online				
	Hotelbeds	+60	+45	+57
	Bedsonline	+81	+69	+211
	Hotelopia	+9	+4	+15
Total		+52	+41	+61

Laterooms.com	+73	+60	N/a

Notes:

1. These statistics are up to 4 March 2007

2. These statistics exclude FY2006 and FY2007 acquisitions

Board change

Simon Pedro Barcelo is leaving the Board at the close of the AGM. On the Board's behalf I would like to thank Simon for the valuable contribution he has made over the almost seven years that he has been a non-executive director of the Group.

Conclusion

We are confident that our strategy of offering differentiated exclusive product, expanding our long-haul programme and operating a flexible business model remains robust and will ensure that we continue to have the market leading leisure travel business.

We have built a diversified and robust Group of businesses with a flexible and efficient business model focused on delivering sustainable growth. We are well positioned to capitalise on this strength, are satisfied with our current performance and remain confident that we will make further progress throughout the remainder of the year.

We will provide a trading update on 1 May 2007, with the Interim results to be announced on 14 June 2007.

Sir Michael Hodgkinson
Chairman

Enquiries

First Choice Holidays PLC

Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler	Tel: 020 7796 4133
Jessica Rouleau	
Amy Faulconbridge	

This information is provided by RNS
The company news service from the London Stock Exchange

END

AGMSSWFUMSWSESD

RNS Number:1482S
First Choice Holidays PLC
01 March 2007

Further to the announcement by First Choice Holdiays PLC of the same title at 12.49pm today (RNS Number 1367S) the following correction is issued concerning the total initial consideration and future payment dependent on performance for these acquisitions.

1 March 2007

FIRST CHOICE HOLIDAYS PLC

THREE NEW COMPANIES ACQUIRED BY THE ACTIVITY HOLIDAYS SECTOR

First Choice Holidays PLC has acquired the specialist niche businesses of i-to-i (International Projects Limited), iExplore, Inc. and TKJ Pty Ltd trading as WesternXposure for a combined total initial consideration of £16.6m and future payments of up to £13.7m dependent on performance. The three businesses will be included within the Group's Activity Holidays Sector.

i-to-i, headquartered in the UK, has established itself as a leading provider of Meaningful Travel experiences while iExplore, Inc. is a US premium adventure travel internet portal and WesternXposure is an Australian operator of adventure tours in Western Australia and the Northern Territory.

i-to-i (www.i-to-i.com)

i-to-i was set up in 1995 as a provider of TEFL courses and advice on overseas placements. Following on from its TEFL credentials, i-to-i was able to establish a product portfolio servicing the Meaningful Travel segment of the market and currently sends more than 5,000 people annually on one of these experiences. This includes both Volunteer Travel - with projects in community development and conservation as well as specialist work experience projects in media and medicine - and Meaningful Tours which are structured as off the beaten track experiences, often including elements of volunteer work.

Building on its Meaningful Travel expertise, i-to-i now offers corporate organisations the opportunity to engage their employees in overseas volunteering via its Volunteer Partnerships Abroad Scheme. Employers support their employees whilst they partake in volunteering projects overseas. i-to-i offers individual volunteer projects or group challenges for between six and 30 people and this is seen as a significant area of future growth for the business.

i-to-i has built an unparalleled level of knowledge and experience in its segment, has an extensive network of contacts across the world and is one of the leading companies in the field of charity tourism. Customers fall broadly into two life-stages, pre or post university gap-year students (18 - 24 years) and career break travellers (generally 25 - 35 years). It has offices in Leeds, Denver, USA, Melbourne, Australia and Dungarven, Ireland and operates in both a high growth and highly profitable segment of the market.

iExplore (www.iExplore.com)

Based in Chicago, iExplore was formed in 1999 and since its inception has driven significant internet traffic through its portal as well as establishing a position as the Google authority site for adventure travel in the US. The activity and experiential online space is less mature than the online mainstream space and it provides substantial opportunities for iExplore whose site architecture was created to be search engine friendly from the outset. It generates over one million unique visitors per month from its travel product retail site and its community (forum) site. The forum area offers consumers research resources including books, suggestions on clothing and equipment and trip reviews from fellow travellers. In addition, advertising space is made available to credible travel and adventure related blue chip customers, which provides a substantial amount of income to the business.

The travel business offers over 500 adventure and experiential trips, predominantly for US customers. 200 of the trips are own label 'iExplore Exclusives' and account for circa 90% of passenger volumes within the business. iExplore's customer demographics fit within the affluent 30's and young 50's where the average household income is US$120,000 per annum. This acquisition provides the Group with proprietorial technology that, over time, can be used in other source markets.

WesternXposure (www.westernXposure.com.au)

Based in Perth, Western Australia, WesternXposure is at the forefront of adventure tourism in this region. With 29 itineraries offering eco-based camping and accommodated tours to all the icons of Western Australia and into the Northern Territory it has the most comprehensive range of tours available on the west coast of Australia. The fully guided tours range from 1 - 24 days and are conducted in a modern fleet of custom-built 4WD's and mini-buses. WesternXposure takes over 15,000 customers each year, primarily in the 20-45 age group, deep into the outback to attractions and destinations which include, Monkey Mia, Broome, Uluru, The Pinnacles, Darwin and Alice Springs. In addition to English language tours, WesternXposure has also established a Japanese language tours offering.

First Choice entered the Australian soft adventure market in 2004 with the acquisition of Let's Trek Australia a specialist provider of similar tours to remote parts of Eastern Australia. The acquisition of WesternXposure brings together the two leading businesses in Western and Eastern Australia creating geographic coverage and expertise in a high growth market which is popular within the Australian domestic market and for international travellers to Australia.

Commenting on the businesses, Peter Long, Chief Executive, First Choice said:

"We have established a leading presence in the adventure travel market, not only in the UK but also internationally. I am delighted that i-to-i, iExplore and WesternXposure have joined the Group as part of the Activity Holidays Sector. We have led the way in consolidating this fragmented growth area and these three businesses give us the opportunity to enter new segments of the market place, broaden our product range, offer exciting growth prospects and wider-scale future development prospects."

Enquiries

First Choice Holidays PLC

Analysts

Andy Jones, Director of Planning and Financial Control Tel: 01293 588 058

Media

Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Jessica Rouleau, Hudson Sandler Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQZFLFBDXBEBBZ

PNS Number:1367S
First Choice Holidays PLC
01 March 2007

RECEIVED

1 March 2007

FIRST CHOICE HOLIDAYS PLC

THREE NEW COMPANIES ACQUIRED BY THE ACTIVITY HOLIDAYS SECTOR

First Choice Holidays PLC has acquired the specialist niche businesses of i-to-i (International Projects Limited), iExplore, Inc. and TKJ Pty Ltd trading as WesternXposure for a combined total initial consideration of £21.7m and future payments of up to £11.7m dependent on performance. The three businesses will be included within the Group's Activity Holidays Sector.

i-to-i, headquartered in the UK, has established itself as a leading provider of Meaningful Travel experiences while iExplore, Inc. is a US premium adventure travel internet portal and WesternXposure is an Australian operator of adventure tours in Western Australia and the Northern Territory.

i-to-i (www.i-to-i.com)

i-to-i was set up in 1995 as a provider of TEFL courses and advice on overseas placements. Following on from its TEFL credentials, i-to-i was able to establish a product portfolio servicing the Meaningful Travel segment of the market and currently sends more than 5,000 people annually on one of these experiences. This includes both Volunteer Travel - with projects in community development and conservation as well as specialist work experience projects in media and medicine - and Meaningful Tours which are structured as off the beaten track experiences, often including elements of volunteer work.

Building on its Meaningful Travel expertise, i-to-i now offers corporate organisations the opportunity to engage their employees in overseas volunteering via its Volunteer Partnerships Abroad Scheme. Employers support their employees whilst they partake in volunteering projects overseas. i-to-i offers individual volunteer projects or group challenges for between six and 30 people and this is seen as a significant area of future growth for the business.

i-to-i has built an unparalleled level of knowledge and experience in its segment, has an extensive network of contacts across the world and is one of the leading companies in the field of charity tourism. Customers fall broadly into two life-stages, pre or post university gap-year students (18 - 24 years) and career break travellers (generally 25 - 35 years). It has offices in Leeds, Denver, USA, Melbourne, Australia and Dungarven, Ireland and operates in both a high growth and highly profitable segment of the market.

iExplore (www.iExplore.com)

Based in Chicago, iExplore was formed in 1999 and since its inception has driven significant internet traffic through its portal as well as establishing a position as the Google authority site for adventure travel in the US. The activity and experiential online space is less mature than the online mainstream space and it provides substantial opportunities for iExplore whose site architecture was created to be search engine friendly from the outset. It generates over one million unique visitors per month from its travel product retail site and its community (forum) site. The forum area offers consumers research resources including books, suggestions on clothing and equipment and trip reviews from fellow travellers. In addition, advertising space is made available to credible travel and adventure related blue chip customers, which provides a substantial amount of income to the business.

The travel business offers over 500 adventure and experiential trips, predominantly for US customers. 200 of the trips are own label 'iExplore Exclusives' and account for circa 90% of passenger volumes within the business. iExplore's customer demographics fit within the affluent 30's and young 50's where the average household income is US$120,000 per annum. This acquisition provides the Group with proprietorial technology that, over time, can be used in other source markets.

WesternXposure (www.westernXposure.com.au)

Based in Perth, Western Australia, WesternXposure is at the forefront of adventure tourism in this region. With 29 itineraries offering eco-based camping and accommodated tours to all the icons of Western Australia and into the Northern Territory it has the most comprehensive range of tours available on the west coast of Australia. The fully guided tours range from 1 - 24 days and are conducted in a modern fleet of custom-built 4WD's and mini-buses. WesternXposure takes over 15,000 customers each year, primarily in the 20-45 age group, deep into the outback to attractions and destinations which include, Monkey Mia, Broome, Uluru, The Pinnacles, Darwin and Alice Springs. In addition to English language tours, WesternXposure has also established a Japanese language tours offering.

First Choice entered the Australian soft adventure market in 2004 with the acquisition of Let's Trek Australia a specialist provider of similar tours to remote parts of Eastern Australia. The acquisition of WesternXposure brings together the two leading businesses in Western and Eastern Australia creating geographic coverage and expertise in a high growth market which is popular within the Australian domestic market and for international travellers to Australia.

Commenting on the businesses, Peter Long, Chief Executive, First Choice said:

"We have established a leading presence in the adventure travel market, not only in the UK but also internationally. I am delighted that i-to-i, iExplore and WesternXposure have joined the Group as part of the Activity Holidays Sector. We have led the way in consolidating this fragmented growth area and these three businesses give us the opportunity to enter new segments of the market place, broaden our product range, offer exciting growth prospects and wider-scale future development prospects."

Enquiries

First Choice Holidays PLC

Analysts

Andy Jones, Director of Planning and Financial Control Tel: 01293 588 058

Media

Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Jessica Rouleau, Hudson Sandler Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQOKDKQBBKDONK

RNS Number:9851R
First Choice Holidays PLC
27 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): (x)

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

9 February 2007

6. Date on which issuer notified:

Received 27 February 2007

7. Threshold(s) that is/are crossed or reached: Material holding increased above 3%

8. Notified details: Standard Life Investments Ltd acquired 5,362,311 shares

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (i)		Resulting situation after the triggering transaction (ii)		
if possible using the	Number of Shares	Number of Voting	Number of shares	Number of voting rights ix	% of voting rights

ISIN CODE	Rights viii						
			Direct	Direct x	Indirect xi	Direct	Indirect
Ord GBP GB0006648827	11,245,077	11,245,077 (under S-198 on 19/10/2006)	16,607,388	16,607,388	10,654,197	3.130%	2.008%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
27,261,585	5.138%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 530,577,303.

14. Contact name: Joyce Walte, Deputy Company Secretary

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUBOBRBORUUAR

RNS Number:9824R
First Choice Holidays PLC
27 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : A subsidiary of Prudential plc has reached the 10% notifiable interest .(X)

3. Full name of person(s) subject to the notification obligation (iii):

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

M & G Group Limited
M & G Investment Management Limited
M & G Limited
The Prudential Assurance Co Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

23 February 2007

6. Date on which issuer notified:

Received 27 February 2007

7. Threshold(s) that is/are crossed or reached: 10%

RECEIVED
2007 DEC 11 P 12:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (i)		Resulting situation after the triggering transaction (ii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ord GBP	53,599,492	53,599,492	54,848,581	54,848,581		10.33%	

GB0006648827 (under S-198 on 19/10/2006)

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
54,848,581	10.33%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent company)	54,848,581
M & G Group Limited	54,493,449
M & G Investment Management Limited	53,452,336
M & G Limited	54,493,449
The Prudential Assurance Co Ltd	37,021,876

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 530,577,303.

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

•END
•HOLUBABRBNRUUAR

RNS Number:8724R
First Choice Holidays PLC
26 February 2007

FIRST CHOICE HOLIDAYS PLC ("the Company")

Barcelo Corporacion Empresarial SA ("BCE") has notified the Company that it has sold its entire holding in the ordinary shares of the Company (amounting to an aggregate total of 32,625,919 shares) to a number of Institutional Investors at £2.65. The shares sold represent 6.15% of the total issued ordinary share capital of the Company.

26 February 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUNUSRBBRUUAR

RNS Number:7602R
First Choice Holidays PLC
23 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( ) - See additional information

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

M & G Group Limited

M & G Investment Management Limited

M & G Limited

The Prudential Assurance Co Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 February 2007

6. Date on which issuer notified:

Received 23 February 2007

7. Threshold(s) that is/are crossed or reached: 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (i)		Resulting situation after the triggering transaction (ii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ord GBP	52,572,823	52,572,823	53,172,823	53,172,823		10.02%	

GB0006648827 (under S-198 on 19/10/2006)

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
53,172,823	10.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Prudential plc (parent company)	53,172,823
M & G Group Limited	52,841,536
M & G Investment Management Limited	51,800,423
M & G Limited	52,841,536
The Prudential Assurance Co Ltd	35,925,908

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 530,577,303.

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOOKRBWRUURR

RNS Number:5129R
First Choice Holidays PLC
19 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No): ( ) - See additional information

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

n/a

6. Date on which issuer notified:

Received 19 February 2007

7. Threshold(s) that is/are crossed or reached: 3%

Above 5% (Group)

Above 5% (LGIM)

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (i)		Resulting situation after the triggering transaction (ii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ord GBP 0.03	26,715,180	5.03% (under S-198 on 19/10/2006)	30,990,674	30,990,674	4,660,931	5.84%	0.87%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,651,605	6.71%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (35,651,605-6.71% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (35,651,605-6.71% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (35,651,605-6.71% = Total Position)
Legal & General Group Plc (Direct) (L&G) (30,990,674-5.84% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,203,163-3.05% = PMC)
Legal & General Assurance (Pensions Management) Limited (PMC) (16,203,163-3.05% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 530,577,303. First notification under DTR Sourcebook

14. Contact name: Joyce Walter

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKOBRBKRUAAR

RNS Number:3976R
First Choice Holidays PLC
16 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

FIRST CHOICE HOLIDAYS PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation (iii):

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 February 2007

6. Date on which issuer notified:

Received 16 February 2007

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)

	Number of shares	Number of voting Rights (viii)
GB0006648827	17,710,053	17,710,053

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,710,053	3.34%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

First disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in First Choice Holidays PLC since the implementation of the Disclosure and Transparency Rules in the UK,

....

14. Contact name: Joyce Walter

....

15. Contact telephone number: 01293 588813

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUNSARBKRUAAR

RNS Number:2798R
First Choice Holidays PLC
14 February 2007

EXERCISE OF SHARES UNDER THE RESTRICTED SHARE PLAN

On 13 February 2007, the following shares were exercised under the Restricted Share Plan by members of the the Group Management Board ("GMB"):

The following PDMRs sold sufficient shares to cover their taxation and national insurance:

PDMR		Exercised	Sold	Share Price (pence)
Peter Long (CEO)		944,403	387,213	261.05
Bill Logan		27,949	11,460	261.05
Andrew John		253,089	103,768	261.05
John Wimbleton		70,276	28,814	261.05
		13,269	5,441	263.51
Richard Prosser		267,152	109,535	261.05

The following shares were exercised and sold:

Dermot Blastland	(Director)	437,753	437,753	261.05
Bill Logan		203,014	203,014	261.05
Joan Vila		324,907	324,907	261.05
		61,216	61,216	263.51

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDS[illegible]GDDXBBGGRS

RNS Number:2780R
First Choice Holidays PLC
14 February 2007

EXERCISE OF SHARES UNDER THE RESTRICTED SHARE PLAN

On 13 February 2007, the following shares were exercised under the Restricted Share Plan by m
the Group Management Board ("GMB"):

The following PDMRs sold sufficient shares to cover their taxation and national insurance:

PDMR		Exercised	Sold	Share Price (pence)
Peter Long (CEO)		944,403	387,213	261.05
Bill Logan		27,949	11,460	261.05
Andrew John		253,089	103,768	261.05
John Wimbleton		70,276	28,814	261.05
		13,269	5,441	263.51
Richard Prosser		267,152	109,535	261.05
The following shares were exercised and sold:				
Dermot Blastland	(Director)	437,753	437,753	261.05
Bill Logan		203,014	203,014	261.05
Joan Vila		324,907	324,907	261.05
		61,216	61,216	263.51

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBLGDDGGBGGRS

RNS Number:2768R
First Choice Holidays PLC
14 February 2007

AWARD OF SHARES UNDER THE PERFORMANCE SHARE PLAN
AND DEFERRED ANNUAL BONUS SCHEME

On 13 February 2007, the following shares were awarded to members of the Group Management Board ("GMB") under the Performance Share Plan and Deferred Annual Bonus Scheme

	Performance Share Plan:	Deferred Annual Bonus Scheme:
Peter Long	259,615	611,540
Paul Bowtell	111,058	294,230
Dermot Blastland	110,192	130,770
Andrew John	56,308	88,460
Bill Logan	44,308	69,230
Richard Prosser	84,519	87,500
Joan Vila	70,314	112,180
John Wimbleton	111,692	87,500

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBUGDDISBGGRS

RNS Number:2765R
First Choice Holidays PLC
14 February 2007

AWARD SHARES UNDER THE PERFORMANCE SHARE PLAN
AND DEFERRED ANNUAL BONUS SCHEME

On 13 February 2007, the following shares were awarded to members of the Group Management Board ("GMB") under the Performance Share Plan and Deferred Annual Bonus Scheme

	Performance Share Plan:	Deferred Annual Bonus Scheme:
Peter Long	259,615	611,540
Paul Bowtell	111,058	294,230
Dermot Blastland	110,192	130,770
Andrew John	56,308	88,460
Bill Logan	44,308	69,230
Richard Prosser	84,519	87,500
Joan Vila	70,314	112,180
John Wimbleton	111,692	87,500

This information is provided by RNS
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END
RDSBUGDDUSBGGRS

RNS Number:2463R
First Choice Holidays PLC
14 February 2007

EMPLOYEE BENEFIT TRUST

On 13 February 2007, the Employee Benefit Trust purchased:

1 1,500,000 shares at a price of 260.20 pence to satisy shares held under the Company's Share Incentive Schemes; and

2 26,050 shares at 262.50 pence on behalf of Falcon Leisure Group (Overseas)Limited. These shares were used to pay a Senior Management Bonus for employees based in Ireland.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUSSARBSRUAAR

RNS Number:2047R
First Choice Holidays PLC
13 February 2007

EXERCISE OF SHARES UNDER THE RESTRICTED SHARE PLAN

On 12 February 2007, the following shares were exercised under the Restricted Share Plan by members of the Group Management Board ("GMB").

The following PDMRs sold sufficient shares to cover their taxation and national insurance:

PDMR	Exercised	Sold	Share Price (pence)
Peter Long (CEO)	309,021	126,700	263.75
	44,998	18,451	263.51
Dermot Blastland	119,483	48,989	263.51
(Director)	61,055	25,033	263.75
Andrew John	80,196	32,882	263.51
John Wimbleton	34,670	14,215	263.75
Jo[illegible] Vila	22,817	5,887	263.51
Richard Prosser	65,092	26,689	263.51
	55,746	22,856	263.75

Bill Logan exercised and sold the following shares:

3,705	3,705	263.51
14,634	14,634	263.75

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBLGDDIBBGGRX

RNS Number:0980R
First Choice Holidays PLC
12 February 2007

12 February 2007

First Choice Holidays PLC

Comment Regarding Mainstream Business

The Board of First Choice Holidays PLC announces that talks regarding the possible sale of its Mainstream business have been terminated.

First Choice will announce its usual trading update at the Annual General Meeting to be held on 7 March 2007.

Enquiries:

Hudson Sandler
Michael Sandler / Jessica Rouleau

Telephone: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCEAAAAFAKXEFE

RNS Number:3672Q
First Choice Holidays PLC
30 January 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):	FIRST CHOICE HOLIDAYS PLC	
2. Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify): INITIAL NOTIFICATION DUE TO CHANGE OF THRESHOLDS FOR NON-MATERIAL INTEREST		x
3. Full name of person(s) subject to the notification obligation(iii):	Prudential plc Group of Companies	
4. Full name of shareholder(s) (if different from 3.)(iv):	See attached schedule	
5. Date of the transaction and date on which the threshold is crossed or reached(v):	20 Jan 2007	
6. Date on which issuer notified:		
7. Threshold(s) that is/are crossed or reached:	Received 29 Jan 2007	
8. Notified details:		

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0006648827	49,472,823	49,672,823	49,672,823	49,672,823		9.36%	

B: Financial Instruments				
Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
49,472,823	9.36%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
M & G Group Limited 49,366,301 M & G Investment Management Limited 48,325,188 M & G Limited 49,366,301 The Prudential Assurance Co Ltd 33,682,117

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	Joyce Walter
15. Contact telephone number:	01293 588813

Annex to Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	

Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable xvii	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLURRURBSRAOAR

RNS Number:8094P
First Choice Holidays PLC
19 January 2007

FIRST CHOICE HOLIDAYS PLC

19 January 2007

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 18 January 2007, the following shares were purchased at 293 pence for both Andrew John (Member of the Group Management Board) and Paul Bowtell (Group Finance Director of First Choice Holidays PLC and Member of the Group Management Board):

PDMR	Title	Partnership Shares	Matching Shares	Total
A John	Member of GMB	512	128	640
P Bowtell	Group Finance Director	511	128	639

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBGGDBSSBGGRC

RNS Number:3901P
First Choice Holidays PLC
11 January 2007

11 January 2007

FIRST CHOICE HOLIDAYS PLC

Report and Accounts for the year ended 31 October 2006

A copy of the above document has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSZFLFFDFBZBBD

RNS Number:2305P
First Choice Holidays PLC
09 January 2007

9 January 2007

FIRST CHOICE HOLIDAYS PLC
HOLDING(S) IN COMPANY

PRUDENTIAL Plc

On 8 January 2007 we received notification that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of the First Choice Holidays PLC.

Registered Holders	No of Shares held	%
Prudential plc	32,678,747	6.15
The Prudential Assurance Company Limited	31,281,433	6.08
Total	63,960,180	

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKRSRBURARAR

RNS Number:1576P
First Choice Holidays PLC
08 January 2007

8 January 2007

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

PRUDENTIAL Plc

On 8 January 2007 we received notification that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of the First Choice Holidays PLC.

Registered Holders	No of Shares held	%
Prudential plc	32,019,802	6.03
The Prudential Assurance Company Limited	31,666,330	5.96
Total	63,686,132	

THE GOLDMAN SACHS GROUP, INC.

On 8 January we have received notification that, as at close of business on 19 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 26,356,614 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWRVRBNRARAR

RNS Number:0563P
First Choice Holidays PLC
05 January 2007

5 January 2007

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 4 January 2007 we received notification that Lloyds TSB Group Plc is interested in 52,730,748 shares which represents 9.938% of the share capital at that date. The Material Interest is 3.447%:

Registered Holders	No of Shares held	Interest
Lloyds TSB Private Banking	41,093	Material
Scottish Widows Investment Partnership	19,358,959	Material
Scottish Widows Investment Partnership	33,330,696	Non-Material
Total	52,730,748	

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVVARBNRARAR

RNS Number:9892O
First Choice Holidays PLC
04 January 2007

4 January 2007

FIRST CHOICE HOLIDAYS PLC

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS FROM 17 JANUARY 2006 UP TO AND INCLUDING 3 JANUARY 2007

In accordance with Prospectus Rule 5.2, the Company sets out below a summary of the information which has been published or made available to the public over the previous 12 months.

The following UK regulatory announcements have been made via a Regulatory Information Service. A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the Company's website www.firstchoiceholidaysplc.com.

02 Jan 07	REG-First Choice Holiday Holding(s) in Company
02 Jan 07	REG-First Choice Holiday Blocklisting Interim Review
27 Dec 06	REG-First Choice Holiday Acquisition
21 Dec 06	REG-First Choice Holiday Total Voting Rights
21 Dec 06	REG-First Choice Holiday Holding(s) in Company
18 Dec 06	REG-First Choice Holiday Holding(s) in Company
08 Dec 06	REG-First Choice Holiday Additional Listing
08 Dec 06	REG-First Choice Holiday Resignation of Director
07 Dec 06	REG-First Choice Holiday Preliminary Results - Part 1
07 Dec 06	REG-First Choice Holiday Preliminary Results - Part 4
07 Dec 06	REG-First Choice Holiday Preliminary Results - Part 3
07 Dec 06	REG-First Choice Holiday Preliminary Results - Part 2
05 Dec 06	REG-First Choice Holiday Holding(s) in Company
29 Nov 06	REG-First Choice Holiday Holding(s) in Company
28 Nov 06	REG-First Choice Holiday Holding(s) in Company
28 Nov 06	REG-First Choice Holiday Holding(s) in Company
28 Nov 06	REG-First Choice Holiday Holding(s) in Company
27 Nov 06	REG -MyTravel Group plc Statement re. Press Comment
27 Nov 06	REG-First Choice Holiday Re: Press Speculation
15 Nov 06	REG-First Choice Holiday Holding(s) in Company
15 Nov 06	REG-First Choice Holiday Holding(s) in Company
13 Nov 06	REG-First Choice Holiday Notice of Results
27 Oct 06	REG-First Choice Holiday Holding(s) in Company
25 Oct 06	REG-First Choice Holiday Trading Statement
24 Oct 06	REG-First Choice Holiday Holding(s) in Company
23 Oct 06	REG-First Choice Holiday Analyst Conference Call
11 Oct 06	REG-First Choice Holiday Notice of Trading Update
03 Oct 06	REG-First Choice Holiday Blocklisting Interim Review
20 Sep 06	REG-First Choice Holiday Director/PDMR Shareholding
21 Aug 06	REG-First Choice Holiday Holding(s) in Company
20 Jul 06	REG-First Choice Holiday Director/PDMR Shareholding
19 Jul 06	REG-First Choice Holiday Director/PDMR Shareholding
17 Jul 06	REG-First Choice Holiday Acquisition - Asia Pacific
14 Jul 06	REG-First Choice Holiday Director/PDMR Shareholding
12 Jul 06	REG-First Choice Holiday Acquisition
05 Jul 06	REG-First Choice Holiday Disposal
13 Jun 06	REG-First Choice Holiday Interim Results - Part 4
13 Jun 06	REG-First Choice Holiday Interim Results - Part 3
13 Jun 06	REG-First Choice Holiday Interim Results - Part 2
13 Jun 06	REG-First Choice Holiday Interim Results - Part 1
23 May 06	REG-First Choice Holiday Notice of Results
19 May 06	REG-First Choice Holiday Director/PDMR Shareholding
26 Apr 06	REG-First Choice Holiday Trading Update
05 Apr 06	REG-First Choice Holiday Director/PDMR Shareholding
03 Apr 06	REG-First Choice Holiday Director/PDMR Shareholding
03 Apr 06	REG-First Choice Holiday Holding(s) in Company
28 Mar 06	REG-Office of Fair Trade Merger Update
23 Mar 06	REG-First Choice Holiday Non-Executive Director

23 Mar 06 REG-First Choice Holiday Result of AGM
23 Mar 06 REG-First Choice Holiday AGM Statement
23 Mar 06 REG-First Choice Holiday IFRS Update
22 Mar 06 REG-First Choice Holiday Director/PDMR Shareholding
16 Mar 06 REG-First Choice Holiday Holding(s) in Company
15 Mar 06 REG-First Choice Holiday IFRS Update
28 Feb 06 REG-First Choice Holiday Holding(s) in Company
20 Feb 06 REG-First Choice Holiday Holding(s) in Company
09 Feb 06 REG-First Choice Holiday Holding(s) in Company
08 Feb 06 REG-First Choice Holiday Holding(s) in Company
07 Feb 06 REG-First Choice Holiday Holding(s) in Company
20 Jan 06 REG-First Choice Holiday Employee Benefit Trust
20 Jan 06 REG-First Choice Holiday Director/PDMR Shareholding
18 Jan 06 REG-First Choice Holiday Completion of Acquisition

The following documents have been despatched by the Company to holders of its securities during the year:

04.07.06 Interim Report 2006

The Company has also made the following filings with Companies House. Copies of these documents can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ (Telephone 0870 3333 636, email at enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk).

15.08.06 Director's Particulars Changed

27.07.06 Form 88(2)R Return of allotments

14.06.06 Form 88(2)R Return of allotments

30.06.06 Annual Return

10.05.06 Form 88(2)R Return of allotments

27.04.06 Form 88(2)R Return of allotments

26.04.056 Annual Accounts made up to 31.10.05

10.04.06 Form 88(2)R Return of allotments

03.04.06 Memorandum & Articles of Association

03.04.06 Special Resolutions
- Pre-Emption Rights 23.3.06
- Authority to Allot Securities
- Amendments to Memorandum & Articles of Association
- Purchase of Own Shares

17.03.06 Form 88(2)R Return of allotments

08.03.06 Form 88(2)R Return of allotments

06.03.06 Appointment of Director - Giles Alexander Thorley (01.02.06)

15.02.06 Form 88(2)R Return of allotments

26.01.06 3 x Forms 88(2)R Return of allotments

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowleged that some of the information referred to above may be out of date.

Copies of information released can be obtained through the Company Secretary at the Company's Registered Office:

First Choice House
London Road
Crawley

West Sussex RH10 9GX

Tel: +44 (0)1293 560777

This information is provided by RNS
The company news service from the London Stock Exchange

END
AIULZLFBDFBFBBV

RNS Number:8480O
First Choice Holidays PLC
02 January 2007

2 January 2007

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

1 BARCLAYS PLC

On 2 January 2007 we received notification that, as of 20 December 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 4.99% of the share capital at that date:

Registered Holders	No of Shares held
Barclays Capital Inc	81,200
Barclays Global Investors NA	5,337,052
Barclays Life Assurance Co Ltd	845,729
Barclays Global Investors Ltd	10,176,509
Barclays Private Bank and Trust Ltd	5,144,951
Barclays Global Investors Australia Ltd	197,354
Barclays Global Investors Japan Trust & Banking	602,637
Barclays Global Fund Advisors	2,458,454
Barclays Global Investors Japan Ltd	438,410
Barclays Global Investors Canada Ltd	39,114
Gerrard Ltd 153,026	
Barclays Capital Securities Ltd	1,019,871
Total	26,494,307

This information is provided by RNS
The company news service from the London Stock Exchange

END
H[illegible]USURBURARAR

RNS Number:83630
First Choice Holidays PLC
02 January 2007

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN
Please ensure the entries on this return are typed

1. Name of company FIRST CHOICE HOLIDAYS PLC

2. Name of scheme FIRST CHOICE HOLIDAYS RESTRICTED SHARE PLAN

3. Period of return: From 30.6.06 to 31.12.06

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 49,817

5. Number of shares issued/allotted under scheme during period: 346,977

6. Balance under scheme not yet issued/allotted at end of period 11,140

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;
500,000 Ref A3118 - 2.8.96
700,000 Ref RA 00017-005 - 20.3.00
995,799 Ref RA FCH00029 - 17.10.01
500,000 Ref RA FCH 00030 - 21.12.01
308,300 Ref RNS 7602N - 13.12.06

Please confirm total number of shares in issue at the end of the period in order for us to update our records

530,577,303

Contact for queries: Address:

Name: Joyce Walter First Choice House, London Road, Crawley, West Sussex RH10 9GX

Telephone: 01293 588813

Person making return As above

Name: Joyce Walter

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN
Please ensure the entries on this return are typed

1. Name of company FIRST CHOICE HOLIDAYS PLC

2. Name of scheme FIRST CHOICE HOLIDAYS SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 30.6.06 to 31.12.06

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 509,771

5. Number of shares issued/alloted under scheme during period: 4,118

6. Balance under scheme not yet issued/allotted at end of period 505,653

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

20,000 Ref A733 - 1.3.96
500,000 Ref A3371 - 8.8.97
1,353,066 Ref RA/FCH 33312 - 8.9.99
2,239,650 Ref RSN 0956Q - 24.09.03
1,509,708 Ref RSN 00385 - 24.9.05

Please confirm total number of shares in issue at the end of the period in order for us to update our records

530,577,303

Contact for queries:

Name: Joyce Walter

Telephone: 01293 588813

Address:

First Choice House, London Road, Crawley, West Sussex RH10 9GX

Person making return As above

Name: Joyce Walter

Position: Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRKGGGMGZFGNZM

RNS Number:6364O
First Choice Holidays PLC
23 December 2006

23 December 2006

FIRST CHOICE HOLIDAYS PLC

ACQUISITION OF LATEROOMS LIMITED (LATEROOMS)

First Choice Holidays PLC has purchased LateRooms Limited www.laterooms.com a leading online price comparator and seller of late availability hotel rooms.

Highlights

- Initial consideration - £108 million

- Year end 31 December 2006 forecast EBITA of £6.2 million (2005: £3.7 million)

- UK online booking of hotel accommodation £1.1 billion in 2004, expected to increase 21% year-on-year to £3.4 billion by 2008

- LateRooms has 12% of the UK intermediary online booking market - estimated 1.3 million room nights will be sold in 2006

- Approximately one million unique customer visits monthly - mix of business and leisure

- Genuine provider of online late availability (less than 24 hours)

- Over 13,000 properties on the LateRooms database with the majority currently in the UK - independent and major chains - no reliance on any one hotelier

- Leverage on the strength of the Online Destination Services Sector's supplier relationships

- Significant growth opportunities in existing and new markets

LateRooms operates in an attractive market that has enjoyed strong growth which is forecast to continue. The UK hotel market is worth £12 billion annually, of which approximately £8.2 billion comes from the domestic source market, with 20% of customers booking online. It is estimated that intermediaries like LateRooms account for approximately 40% of online bookings. LateRooms share of this intermediary market is 12%. The online distribution channel has doubled since 2004 and is forecast to continue to grow at 20% per annum for the coming years. This growth is being driven by increasing internet and broadband penetration, increasing consumer expenditure online and increasing frequency of short breaks. In Europe, the hotel market is even larger and the online distribution channel less well developed representing a significant growth opportunity.

LateRooms (www.laterooms.com) is a leading online price comparator and seller of late availability hotel rooms. In 2006, LateRooms will sell around 1.3m bednights. The website provides independent, detailed comparative information on price, star rating and location of over 13,000 properties worldwide, with the majority in the UK. This gives customers access to the best late availability and hoteliers a controlled route to market to maximise occupancy and revenue. On average, rooms are sold at a discount of 40% to the rack rate.

LateRooms operates a commission model acting as an agent for the hoteliers. The site generates approximately one million unique visitors per month with 70% arriving at the site directly and achieves a 10% conversion rate. LateRooms now wants to expand its European content to distribute to the UK source market (City and leisure destinations) as well as establishing operations in European source markets. The combination of LateRooms and Online Destination Services will accelerate LateRooms' growth strategy in Europe by leveraging existing hotel relationships and infrastructure across Europe.

First Choice has paid an initial consideration of £108 million for the entire issued share capital of LateRooms with a further maximum of £12 million payable, depending on future outperformance over the next three years. The Business had gross assets of £1.7 million in the year ending 31 December 2005. Net revenue grew 57% from £4.4 million in the year ended 31 December 2004 to £6.9 million in 2005 and is forecast to grow by a further 57% to £10.8 million in 2006. Similarly, operating profit has grown by 95% from £1.9 million in the year ended 31 December 2004 to £3.7 million in 2005 with a forecasted 68% increase to £6.2 million for 2006. We anticipate that this progression will continue.

Founded in 1999, the management team of LateRooms has successfully developed the business from a simple price comparator to today's online transaction site with enriched features including customer reviews on hotels. In 2002, its first year of selling online, 46,000 room nights were sold, it is estimated that in 2006 this will have increased to 1.3 million room nights. First Choice's acquisition strategy is to acquire companies with their management who are then responsible for growing the business with the support of the PLC, LateRooms is no different and the current management team will remain with the business.

Commenting on the acquisition, Peter Long, Chief Executive, First Choice Holidays PLC said:

"Operating in a high growth sector, we see considerable opportunity to increase LateRooms future profitability even further. It has a distinct business model servicing a niche market segment at low cost. The access to an increased range of accommodation already available in the Group will strengthen its position and give international scalability.

"As a genuine provider of late availability accommodation, its recognised and established brand benefits from a generic relationship with its product and has a limited requirement for marketing support. Integral to its success has been its senior management team who have successfully grown the business and are a key component in its future development. I'm sure that as part of First Choice, LateRooms will continue to lead the way in late availability online accommodation."

Enquiries:

Hudson Sandler
Amy Faulconbridge Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQOOUKRNKRUURA

RNS Number:4692O
First Choice Holidays PLC
21 December 2006

FIRST CHOICE HOLIDAYS PLC

VOTING RIGHTS AND CAPITAL

21 December 2006

In conformity with the Transparency Directive's transitional provision six we would like to notify the market of the following:

First Choice Holidays PLC's capital consists of 530,577,303 ordinary shares of 3 pence each, with voting rights. First Choice Holidays PLC holds no shares in Treasury.

The above figure (530,577,303) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, First Choice Holidays PLC under the FSA's Disclosure and Transparency Rules.

Andrew John
Group Legal Director & Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVREALAFAEPKFFE

RNS Number:4689O
First Choice Holidays PLC
21 December 2006

FIRST CHOICE HOLIDAYS PLC

VOTING RIGHTS AND CAPITAL

21 December 2006

In conformity with the Transparency Directive's transitional provision six we would like to notify the market of the following:

First Choice Holidays PLC's capital consists of 530,577,303 ordinary shares of 3 pence each with voting rights. First Choice Holidays PLC holds no shares in Treasury.

The above figure (530,577,303) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, First Choice Holidays PLC under the FSA's Disclosure and Transparency Rules.

Andrew John
Group Legal Director & Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVREALAFAEKKFFE

RNS Number:4604O
First Choice Holidays PLC
21 December 2006

21 December 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We have received notification that, as at close of business on 12 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 26,761,112 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUARORNNRUUAA

RNS Number:0874O
First Choice Holidays PLC
18 December 2006

18 December 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We have received notification that, as at close of business on 7 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 27,360,211 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HO[illegible]VRRRNURUAAA

RNS Number:0870O
First Choice Holidays PLC
18 December 2006

18 December 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We have received notification that, as at close of business on 7 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 27,360,211 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWVKRNKRUARA

RNS Number:5693N
First Choice Holidays PLC
08 December 2006

For immediate release

FIRST CHOICE HOLIDAYS PLC

Additional Listing

A block listing application has been made for 308,300 ordinary shares of 3 pence each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The share will be issued fully paid and will rank parti passu in all respects with the existing issued ordinary shares of the Company.

The 308,300 shares will be issued pursuant to the exercise of awards granted under the Company's Restricted Share Plan.

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISUUGQPPUPQGQR

RNS Number:5154N
First Choice Holidays PLC
08 December 2006

8 December 2006

FIRST CHOICE HOLIDAYS PLC

RESIGNATION OF DIRECTOR

Simon Pedro Barcelo has notified the Board of his intention to resign as a director of the Company with effect from the close of the Company's Annual General Meeting on 7 March 2007.

In commenting on Mr Barcelo's resignation, the Chairman Sir Michael Hodgkinson said "Simon has served on the Board since July 2000 and, during that time, has brought wise counsel and a wealth of industry knowledge to its debates. We look forward to benefiting further from these attributes in the early part of 2007 and to continuing the warm relationship between the Company and Barcelo Corporacion Empresarial SA well into the future."

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAFSWFSASMSESE

RNS Number:4133N
First Choice Holidays PLC
07 December 2006

7 December 2006

FIRST CHOICE HOLIDAYS PLC

Preliminary Results for the year ended 31 October 2006

Highlights

- Diversified portfolio delivering strong performance in difficult marketplace

- Underlying operating profit of £135.4m (2005: £120.2m) up 13%

- EBIT margin up 10 basis points to 5.0% (2005: 4.9%)

- Fourth consecutive year of underlying double-digit earnings growth; underlying earnings per share up 16% to 16.1p (2005: 13.9p)

- Fourth consecutive year of double-digit dividend growth; final dividend up 16% to 5.4p per share (2005: 4.65p)

Financial highlights

Underlying1 results   Statutory results

£m	FY06	FY05	Change	FY06	FY05	Change
Revenue	2,715.3	2,[illegible].6	+11%	2,715.3	2,441.6	[illegible]1%
Operating profit	135.4	120.2	+13%	115.7	117.4	-1%
Profit before tax	117.2	115.0	+2%	97.5	112.2	-13%
Basic EPS	16.1p	13.9p	+16%	13.7p	13.5p	+2%
Dividend per share	7.65p	6.60p	+16%	7.65p	6.60p	+16%

- Mainstream outperformed the market:
    - long-haul product revenues and bookings up 44% and 35% respectively
    - sixth Holiday Village opened in Dominican Republic
    - on target to achieve 75% of sales through controlled channels by 2008
- Specialist sectors underlying operating profit increased by £17.8m (up 30%)
- Grand Expeditions and Intrav acquisitions integrated and performing well:
    - creation of Escorted Tours division and First Choice Expedition Cruising
- £148.7m of niche, specialist acquisitions made during the year; strong pipeline going forward:
    - first acquisition in Asia Pacific region

(1) The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to the statutory measures on the underlying performance of the business during the financial year. Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests

Current Trading

- Winter 2006/07:
    - Mainstream Holidays Sector revenue up 15% against market which is 9% down; long- haul revenues and bookings up 40% and 26% respectively
    - Specialist Holidays Sector revenues up 9%
    - Activity Holidays Sector revenue up 7%
    - Online Destination Services sales and bednights performing strongly

- Summer 2007:
    - Mainstream Holidays Sector revenue down 5% versus market which is 11% down
    - Activity Holidays Sector revenue up 12%

Commenting on the results, Peter Long, Chief Executive said:

"The Group has once again delivered strong operational performance and financial growth in a year that has proved challenging for the leisure travel industry. The year's financial results prove that the cash generative, flexible business model we operate, combined with the range of differentiated leisure travel experiences the Group offers, is both robust and provides a platform for long-term, sustained growth.

In the Mainstream Holidays Sector, the UK market remains challenging for Winter 06/07. Nonetheless, we have continued to outperform the market and experienced an improvement in trading over the last six weeks, due to continued strong

demand for our long-haul products. Our confidence in the performance of this area of the business has led us to order two additional Boeing 787 aircraft to service this demand going forward. Although it is still very early in the booking cycle for Summer 2007, we are encouraged by performance to date across the three Sectors currently on sale.

Our confidence in the future is reflected in the double-digit increase in the full year dividend, as we believe the combination of organic and acquisition led growth, which have transformed the business over the last few years, will continue to generate superior returns for shareholders."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director (Analysts)	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts)	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau — Tel: 020 7796 4133

More to follow, for following part double-click nRN1G4133N

(F) Hedge accounting

The following accounting policy has been applied with effect from 1 November 2005. Prior to this date, the accounting policy for the period up to 1 November 2005, set out in (E), was followed.

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which

the hedged forecast transaction affects the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intra-group transactions and is stated after the deduction of trade discounts and commissions.

(i) Goods sold and the services rendered

Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue in respect of in-house product is recognised on the date of departure. Travel agency commissions and other revenues received from the sale of third party product are recognised when they are earned on receipt of final payment.

No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or possible return of goods.

(ii) Client monies received in advance (deferred income)

Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is deferred and included within trade and other payables.

(iii) Valuation of revenue

Where the Group acts as principal, revenue is stated at the contractual value of goods and services provided, net of variable distribution costs such as agents' commissions and "click costs".

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the value of the commissions earned and not the total transaction sales value.

Where the Group acts as intermediary between the service provider and the end customer, revenue is presented on a net basis as the difference between the sales price to the customer and the cost of the services purchased. Businesses are identified as intermediaries dependent on: the control exercised over the provision of service; inventory risk; and customer credit risk.

(H) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs

Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Taxation

Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill not deductable for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset or liability provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(J) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives are as follows:

Freehold properties	-	50 years
Short leasehold properties	-	Lease period or useful economic life if shorter
Finance lease aircraft and equipment	-	Lease period or useful economic life if shorter
Aircraft spares	-	12 years
Yachts	-	15 years
Motor boats	-	24 years
Retail computer equipment	-	5 years
Computer equipment	-	3-5 years
Retail fixtures and fittings	-	8 years
Other assets	-	4 years

The residual values and useful lives of all assets are re-assessed annually.

(K) Intangible assets

(i) Owned assets

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 November 2004, goodwill represents the difference between the fair value of consideration paid and the fair value of the net identifiable assets and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the joint venture or associate.

In respect of acquisitions prior to 1 November 2004, goodwill is included at 1 November 2004 on the basis of its deemed cost, which represents the amount recorded under UK GAAP which was broadly comparable save that only separable intangibles were recognised and goodwill was amortised. Amortisation of goodwill ceased on 1 November 2004. This goodwill is tested annually for impairment.

Purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition, in accordance with the accounting standard then in force.

Fair value adjustments are made in respect of acquisitions. If, at the balance

sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally then these values are used. Any adjustments to these values are taken as adjustments to goodwill and are recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement.

(ii) Computer software

Computer software consists of all software that is not an integral part of the related computer hardware and is stated at cost less accumulated amortisation and impairment losses.

(iii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of each type of intangible asset as follows:

Computer software	-	3-5 years
Brands	-	10 years
Order book at date of acquisition	-	When travel occurs
Customer lists	-	Over the period to which value will be obtained by the Group (up to 3 years)

Goodwill is not amortised but is systematically tested for impairment at each balance sheet date.

(L) Investments

Trade investments are classified as available for sale assets and are included under non-current assets. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

Short-term investments in debt and equity securities which are held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

(M) Impairments

The carrying amount of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

Am impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised separately in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of goodwill allocated to cash generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill was tested for impairment as at 1 November 2004, the date of transition to adopted IFRSs, even though no indication of impairment existed.

The recoverable amount of the Group's receivables which are carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other

assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(N) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose only of the statement of cash flows.

(O) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(P) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares. The provision is based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

(Q) Other financial assets and other financial liabilities

Trade and other receivables are stated at their nominal amount (discounted if material) less impairments.

Trade and other payables are stated at cost.

(R) Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

(S) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 November 2004, the date of transition to IFRS, were recognised. The Group has early adopted the amendments to IAS19: "Employee Benefits". Consequently, all actuarial gains and losses since 1 November 2004 are recognised in the period they occur directly in equity through the statement of recognised income and expense.

Pension liabilities are funded by monthly or annual contributions.

(iii) Share-based payment transactions

The Group's share option programmes allow Group employees to acquire shares of the ultimate parent company; these awards are granted by the ultimate parent. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

The fair value of the options granted is measured using option valuation models, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to market based performance conditions not achieving the threshold for vesting.

This accounting policy relates only to share options issued after 7 November 2002, in line with the transition rules of IFRS 2.

(iv) Own shares held by an ESOP trust

Transactions of the group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly to equity.

(T) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use or it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(U) Related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(V) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment) or in providing services within a particular economic environment (geographic segment) which is subject to risks and rewards that are different from those of other segments.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FR EADAKEFLKFAE

RNS Number:4133N
First Choice Holiday
Part 3 : For preceding part double-click nRN1G4133N

Current Trading	Winter 2006/07		Summer 2007	
y-o-y variation %	Sales	Customers	Sales	Customers
Mainstream Holidays1				
Short-haul	-9	-12	-17	-18
Medium-haul	-6	-11	-14	-17
Long-haul	+40	+26	+17	+10
Total	+15	-1	-5	-13
Specialist Holidays				
Europe	-	+2		
North America2	+18	+2		
Total	+9	+1		
Activity Holidays				
Marine2	+7	n/a	+5	n/a
Adventure2	+5	n/a	+17	n/a
Total	+7	n/a	+12	n/a

Online Destination Services	Winter 2006/07		Summer 2007	
y-o-y variation %	Sales	Bednights	Sales	Bednights
Online2				
Hotelbeds	+67	+52	+56	+37
Bedsonline	+93	+79	+219	+134
Hotelopia	+12	+9	+17	+23
Total	+58	+47	+60	+40

Notes:

These statistics are up to 3 December trading.

1 These statistics reflect inclusive tour only

2 These statistics exclude FY2006 acquisitions.

Outlook

As we enter the key booking periods for both Winter and Summer 2007 holidays, it is clear that our portfolio of businesses continue to outperform the market.

Our business model is constantly evolving to ensure that we maintain flexibility, and continue to offer our customers the range of differentiated and exclusive leisure travel experiences they desire.

We are confident that our combination of organic and acquisition led growth will continue to generate superior returns and enhance shareholder value, as the platform we have established delivers sustainable long-term growth.

Consolidated income statement

for the year ended 31 October 2006

	Notes	Year 31 October 2006 £m	Year 31 October 2005 £m
Revenue	2	2,715.3	2,441.6
Cost of sales		(2,313.4)	(2,083.4)
Gross profit		401.9	358.2
Administrative expenses		(289.0)	(242.7)
Share of profit of joint venture and associate		2.8	1.9

Operating profit	2	115.7	117.4
Analysed as:			
Underlying operating profit		135.4	120.2
Separately disclosed items	3	(5.8)	-
Amortisation of business combination intangibles		(11.3)	(1.9)
Impairment of goodwill		(1.4)	-
Taxation on profits of joint venture and associate		(1.2)	(0.9)
		115.7	117.4
Financial income		8.9	7.7
Financial expenses		(27.1)	(12.9)
Net financing expenses		(18.2)	(5.2)
Profit before tax		97.5	112.2
Taxation	4	(25.2)	(31.9)
Profit for the year		72.3	80.3
Attributable to:			
Ordinary shareholders		72.0	70.1
Preference shareholders		-	10.0
Minority interest		0.3	0.2
Profit for the year		72.3	80.3
Basic earnings per ordinary share	6	13.7p	13.5p

Non GAAP measures

Reconciliation of underlying operating profit to underlying earnings

Underlying operating profit	135.4	120.2
Net financing expenses	(18.2)	(5.2)
Underlying profit before tax	117.2	115.0
Taxation (Group and share of joint ventures and associates)	(26.4)	(32.8)
Tax credit on intangibles acquired in business combinations	(4.3)	-
Tax credit on separately disclosed items	(1.7)	-
Minority interest	(0.3)	(0.2)
Preference dividends	-	(10.0)
Underlying earnings	84.5	72.0

	Note		
Basic underlying earnings per ordinary share	6	16.1p	13.9p

Consolidated balance sheet

At 31 October 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets		604.2	460.0
Property, plant and equipment		312.4	284.0
Investments in joint venture and associates		36.8	34.5
Other investments		0.6	0.8
Trade and other receivables		80.0	60.6
Deferred tax assets		56.8	49.8
		1,090.8	889.7
Current assets			
Trade and other receivables		391.7	315.6
Derivative financial instruments		1.6	-
Cash and cash equivalents		177.5	125.3
Assets classified as held for sale		1.2	9.0
		572.0	449.9
Total assets		1,662.8	1,339.6
Current liabilities			
Interest-bearing loans and borrowings		(8.6)	(73.3)
Derivative financial instruments		(62.5)	-
Trade and other payables		(865.9)	(789.8)
Provisions		(17.6)	(21.3)
Income tax payable		(24.7)	(28.4)
		(979.3)	(912.8)
Non-current liabilities			
Interest-bearing loans and borrowings		(272.2)	(33.9)

Employee benefits		(24.7)	(34.2)
Other long term liabilities		(40.1)	(25.3)
Provisions		(30.2)	(33.4)
Deferred tax liabilities		(34.3)	(23.8)
		(401.5)	(150.6)
Total liabilities		(1,380.8)	(1,063.4)
Net assets		282.0	276.2
Equity			
Share capital		15.9	15.9
Share premium	7	242.0	241.5
Other reserves	7	296.4	337.8
Retained earnings	7	(273.2)	(319.3)
Total equity attributable to equity holders of the parent		281.1	275.9
Minority interest		0.9	0.3
Total equity		282.0	276.2

The financial statements were approved by the Board of Directors on 6 December 2006 and were signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated statement of cash flows

For the year ended 31 October 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Profit for the year		72.3	80.3
Adjustment for:			
Depreciation and amortisation		56.2	43.2
Equity-settled share-based payment expenses		6.1	3.3
Gain on sale of property, plant and equipment		(0.9)	(0.4)
Income from joint venture and associate		(2.8)	(1.9)
Impairment of goodwill		1.4	-
Loss on foreign exchange		0.2	-
Financial income		(8.9)	(7.7)
Financial expense		27.1	12.9
Income tax expense		25.2	31.9
Operating profit before changes in working capital and provisions		175.9	161.6
Increase in trade and other receivables		(60.9)	(41.0)
Increase in trade and other payables		12.3	27.9
(Decrease)/increase in provisions and employee benefits		(8.0)	9.4
Cash flows from operations		119.3	157.9
Interest paid		(22.6)	(7.0)
Interest received		5.1	3.4
Income taxes paid		(14.4)	(32.5)
Cash flows from operating activities		87.4	121.8
Investing activities			
Proceeds from sale of property, plant and equipment		20.3	11.1
Proceeds from sale of investments		0.1	0.1
Dividends received		0.5	0.3
Acquisition of subsidiaries, net of cash acquired		(108.1)	(33.1)
Acquisition of property, plant and equipment		(59.6)	(65.8)
Cash flows from investing activities		(146.8)	(87.4)
Financing activities			
Proceeds from the issue of share capital		0.2	1.4
Proceeds from new loans		213.2	30.9
Repayment of borrowings		(26.8)	(7.9)
Payment of finance lease liabilities		(17.7)	(7.2)
Ordinary and minority interest dividends paid		(34.7)	(28.7)
Preference dividends paid		-	(11.0)
Redemption of preference shares		-	(199.5)

Cash flows from financing activities	134.2	(222.0)
Net increase/(decrease) in cash and cash equivalents	74.8	(187.6)
Cash and cash equivalents at start of year	105.4	292.2
Effect of foreign exchange on cash held	(2.7)	0.8
Cash and cash equivalents at end of year	177.5	105.4
Cash and cash equivalents for the cash flow statement comprise:		
Cash and cash equivalents shown on the balance sheet	177.5	125.3
Overdraft bank accounts shown in interest bearing liabilities	-	(19.9)
Cash and cash equivalents for the cash flow statement	177.5	105.4

Consolidated statement of recognised income and expense

for the year-ended 31 October 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Foreign exchange translation		(3.7)	(2.1)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes		4.0	(8.0)
Tax on items taken directly to equity		21.6	5.2
Cash flow hedges:			
- movement in fair value		(55.1)	-
- amounts recycled to the income statement		(5.1)	-
Net expense recognised directly in equity		(38.3)	(4.9)
Profit for the year		72.3	80.3
Total recognised Income for the year		34.0	75.4
Attributable to:			
Ordinary shareholders		33.7	65.2
Preference shareholders		-	10.0
Minority interest		0.3	0.2
		34.0	75.4

First time adoption of IAS 32 and 39	
Hedging reserve	4.4
Retained earnings	(4.7)
	(0.3)

1. Accounting policies

The figures in this document have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs). As this is the first year of full implementation of IFRS, a full set of accounting policies is presented in Appendix 1 of this document.

The document is presented in the Group's functional currency of Sterling, rounded to the nearest hundred thousand.

2. Segmental Information

Sector analysis

Year ended 31 October 2006

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m

Revenue							
Total revenue	1,290.8	928.1	377.7	158.1	(39.4)	-	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	-	-
External revenue							
- continuing operations	1,272.1	910.6	266.9	117.5	-	-	2,567.1
- acquisitions	-	17.4	110.0	20.8	-	-	148.2
Total external revenue	1,272.1	928.0	376.9	138.3	-	-	2,715.3
Operating profit	51.2	29.7	18.1	13.9	-	2.8	115.7
Add back:							
Amortisation of business combination intangibles	-	2.2	8.6	0.5	-	-	11.3
Separately disclosed items	2.5	3.3	-	-	-	-	5.8
Impairment of goodwill	-	1.4	-	-	-	-	1.4
Taxation on joint venture and associate	-	-	-	-	-	1.2	1.2
Underlying operating profit	53.7	36.6	26.7	14.4	-	4.0	135.4
Analysed as:							
- continuing operations	53.7	34.8	21.2	13.3	-	4.0	127.0
- acquisitions	-	1.8	5.5	1.1	-	-	8.4
	53.7	36.6	26.7	14.4	-	4.0	135.4
Net financing expenses							(18.2)
Underlying profit before tax							117.2

Year ended 31 October 2005

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							

Total revenue	1,292.2	890.6	193.6	112.1	(46.9)	-	2,441.6
Less: Inter segment revenue	(27.9)	-	-	(19.0)	9	-	-
Total external revenue	1,264.3	890.6	193.6	93.1	-	-	2,441.6
Operating profit	57.5	30.7	15.9	11.4	-	1.9	117.4
Add back:							
Amortisation of business combination intangibles	-	0.8	1.1	-	-	-	1.9
Impairment of goodwill	-	-	-	-	-	-	-
Taxation on joint venture and associates	-	-	-	-	-	0.9	0.9
Underlying operating profit	57.5	31.5	17.0	11.4	-	2.8	120.2
Analysed as:							
- continuing operations	57.5	31.5	17.0	11.4	-	-	117.4
- acquisitions	-	-	-	-	-	2.8	2.8
	57.5	31.5	17.0	11.4	-	2.8	120.2
Net financing expenses							(5.2)
Underlying profit before tax							115.0

3. Separately disclosed items

	2006	2005
	£m	£m
Re-organisation of back office functions	3.2	-
Business restructuring costs	10.6	-
Other items	(8.0)	-
	5.8	-

Re-organisation of back office functions

Following a strategic review of the Group's UK Mainstream operations, a decision

has been made to outsource certain back office functions. This outsourcing is planned to commence in the first half of financial year 2007. The separately disclosed items incurred for this in 2006 of £3.2m relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation.

Business restructuring costs

In line with the Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was carried out. This review has resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Non-recurring costs of £10.6m have been incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

Other items

There have been a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management has undertaken a review of other accruals. Whilst none of these items are individually significant, it is considered appropriate to separately disclose the aggregate of £8.0m.

4. Taxation

The tax charge can be summarised as follows:

	2006 £m	2005 £m
(i) Analysis of charge in year		
Current tax expense:		
UK corporation tax on profits of the year	-	23.7

Non-UK tax on profits of the year	8.2	9.7
Adjustments in respect of previous years	(2.5)	1.0
	5.7	34.4
Deferred tax expense:		
Origination and reversal of timing differences:		
- Current year UK	17.9	(2.6)
- Current year non-UK	(0.9)	1.9
- Adjustments in respect of previous periods	2.5	(1.8)
	19.5	(2.5)
Total income tax expense in income statement	25.2	31.9

4. Taxation (continued)

(ii) Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK of 30% (2005: 30%). The differences are explained below:

	2006 %	2006 £m	2005 %	2005 £m
Profit before tax reported in the income statement		97.5		112.2
Less share of profit in joint venture and associate		(2.8)		(1.9)
		94.7		110.3
Income tax on profit before tax excluding share of joint venture and associate at the standard rate of UK tax of 30% (2005: 30%)	30.0	28.4	30.0	33.1
- Expenses not deductible for tax purposes	0.3	0.3	2.2	2.5
- Utilisation of tax losses	(6.9)	(6.5)	(2.5)	(2.7)
- Non-utilisation of tax losses	3.0	2.8	2.0	2.2
- Higher tax rates on overseas earnings	1.8	1.7	1.3	1.4
- Lower tax rates on overseas earnings	(1.6)	(1.5)	(3.4)	(3.8)
- Adjustments to tax charge in respect of previous periods	-	-	(0.7)	(0.8)

Total income tax expense in income statement	26.6	25.2	28.9	31.9

The effective rate of taxation is 26.6% (2005: 28.9%). The underlying rate of taxation is 27.6%. It is expected that an effective tax rate of 28% will be sustainable in the medium term.

5. Dividends

Ordinary shares

The following dividends have been deducted from equity in the year:

	2006 £m	2005 £m
Interim dividend paid for 2005 of 1.95p per share (2004: 1.75p)	10.1	9.1
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	24.4	19.5
	34.5	28.6

The interim dividend in respect of the six-month period to 30 April 2006 of 2.25p per share was paid on 1 November 2006 and this dividend of £11.8m will be recognised as a deduction from equity in the year ending 31 October 2007.

Subsequent to the balance sheet date, the Directors have approved a final proposed dividend of 5.4p per share (2005: 4.65p) payable on 10 April 2007 to the holders of relevant shares on the register at 9 March 2007. The final proposed dividend amounts to £28.3m (2005: £24.4m) and will be recognised in the financial statements for the year ended 31 October 2007. The final ordinary dividend of 5.4p per share, together with the interim dividend of 2.25p per share, makes a total dividend of 7.65p per share relating to the year ended 31 October 2006 (2005: 6.6p).

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 final dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 241 3018. The last day for election for the final proposed dividend is 16 March 2007 and any requests should be made in good time ahead of that date.

6. Earnings per share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive. The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2006 £m	Weighted average no. of shares 2006 millions	Earnings per share 2006 Pence	Earnings 2005 £m	Weighted average no. of shares 2005 millions	Earnings per share 2005 Pence
(i) Basic earnings per share						
Basic earnings per share	72.0	524.7	13.7	70.1	519.5	13.5
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	8.4	-	1.6	1.9	-	0.4
Basic earnings per share before amortisation of business combination	80.4	524.7	15.3	72.0	519.5	13.9

intangibles and impairment of goodwill (net of tax)						
Separately disclosed items (net of tax)	4.1	-	0.8	-	-	-
Basic underlying earnings per share	84.5	524.7	16.1	72.0	519.5	13.9
(ii) Diluted earnings per share						
Basic earnings per share	72.0	524.7	13.7	70.1	519.5	13.5
Effect of dilutive securities						
- Options	-	19.8	(0.5)	-	9.6	(0.3)
Diluted earnings per share	72.0	544.5	13.2	70.1	529.1	13.2
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	8.4	-	1.6	1.9	-	0.4
Diluted earnings per share before amortisation of business combination intangibles (net of tax)	80.4	544.5	14.8	72.0	529.1	13.6
Separately disclosed items (net of tax)	4.1	-	0.8	-	-	-
Diluted underlying earnings per share	84.5	544.5	15.6	72.0	529.1	13.6

7. Capital and reserves

	Share	Share	Other	Retained	Equity holders of	Minority

	capital £m	premium £m	reserves £m	earnings £m	parent £m	interests £m	Total £m
At 1 November 2004	215.3	239.8	162.9	(184.4)	433.6	0.2	433.8
Share based payments	-	-	-	3.3	3.3	-	3.3
Shares issued	0.1	1.7	-	-	1.8	-	1.8
Amortised issue costs	-	-	-	0.1	0.1	-	0.1
Redemption of preference share capital	(199.5)	-	199.5	(199.5)	(199.5)	-	(199.5)
Realisation of merger reserve	-	-	(22.5)	22.5	-	-	-
Total recognised (expense)/ income for the year	-	-	(2.1)	77.3	75.2	0.2	75.4
Ordinary dividends	-	-	-	(28.6)	(28.6)	-	(28.6)
Preference dividends	-	-	-	(10.0)	(10.0)	-	(10.0)
Minority interest dividend	-	-	-	-	-	(0.1)	(0.1)
At 31 October 2005	15.9	241.5	337.8	(319.3)	275.9	0.3	276.2
Transition adjustments on adoption of IAS 32 and 39	-	-	4.4	(4.7)	(0.3)	-	(0.3)
Re-stated at 1 November 2005	15.9	241.5	342.2	(324.0)	275.6	0.3	275.9
Share based payment	-	-	-	6.1	6.1	-	6.1
Shares issued	-	0.5	-	(0.3)	0.2	-	0.2
Total recognised (expense)/ income for the year	-	-	(45.8)	79.5	33.7	0.3	34.0
Ordinary dividends	-	-	-	(34.5)	(34.5)	-	(34.5)
Minority interest dividend	-	-	-	-	-	(0.2)	(0.2)
Minority interest acquired	-	-	-	-	-	0.5	0.5
At 31 October 2006	15.9	242.0	296.4	(273.2)	281.1	0.9	282.0

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserve £m	Total £m
At 1 November 2004	1.9	161.0	-	-	162.9

Redemption of preference share capital	199.5	-	-	-	199.5
Realisation of merger reserve	-	(22.5)	-	-	(22.5)
Total recognised expense for the year	-	-	(2.1)	-	(2.1)
At 31 October 2005	201.4	138.5	(2.1)	-	337.8
Transition adjustments on adoption of IAS 32 and 39	-	-	-	4.4	4.4
Re-stated at 1 November 2005	201.4	138.5	(2.1)	4.4	342.2
Total recognised expense for the year	-	-	(3.7)	(42.1)	(45.8)
At 31 October 2006	201.4	138.5	(5.8)	(37.7)	296.4

8. Announcement of statutory accounts

The financial information set out in this preliminary announcement does not constitute the Group's statutory accounts for the year ended 31 October 2006 or 2005. Statutory accounts for 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies, and those for 2006, prepared under Adopted IFRS, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

9. Issue of Annual report and accounts

This statement will not be advertised in the press, but the Annual Reports will be posted to the shareholders in January 2007 and will also be available from the Director of Planning and Financial Control at the registered office of the

Company at First Choice House, London Road, Crawley, West Sussex, RH10 9GX. Telephone 01293 588038. Fax 01293 588080.

10. Annual General Meeting

The Company's Annual General Meeting will be held at 10.30 a.m. on 9 March 2007 at the offices of Deutche Bank, 1 Great Winchester Street, London, EC2N 2DB

Appendix 1

Accounting policies

First Choice Holidays PLC is a company incorporated in England and Wales. The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as "the Group") and equity account the Group's interest in joint ventures and associates.

(A) Basis of preparation

The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs). The financial statements are presented in the Group's functional currency of Sterling, rounded to the nearest hundred thousand.

The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for statutory IFRS GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before interest, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying profit after tax is profit before separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill (all net of tax).
- Underlying earnings are underlying profit after tax less minority interests and preference dividends.
- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term 'underlying' as defined by other companies within both the same sector or elsewhere.

The presentation of revenue and cost of sales has been revised to more accurately reflect the nature of the activities undertaken in the Online Destination Services Sector, where the Sector acts as an intermediary between service provider and end customer (see Appendix 1 (G)). This change has reduced the previously reported comparative ODS revenue and cost of sales figures by £137.0m each. Revenue in note 2 is presented on this revised basis.

(B) Transition to Adopted IFRSs

The Group is preparing its financial information in accordance with Adopted IFRSs for the first time and consequently has applied IFRS 1: "First-time adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with Adopted IFRSs resulted in changes to the accounting policies as compared with the 2005 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. They have also been applied in preparing an opening Adopted IFRSs balance sheet at 1 November 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous UK GAAP to Adopted IFRSs is explained in note 33.

The consolidated financial statements are prepared on the historical cost basis other than, from 1 November 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are stated at their fair value. Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IFRS1 and has therefore adopted IAS 32: Financial Instruments "Disclosures and Presentation" and IAS 39: Financial Instruments "Recognition and Measurement" and IFRS 7 "Financial Instruments" only with effect from 1 November 2005. In the comparative financial year, the previous UK GAAP accounting policy has been applied. The Group has early adopted IFRS 7 in the year ending 31 October 2006 which replaces the disclosure requirements of IAS 32.

In addition, IFRS 1 grants certain exemptions from the full requirements of other Adopted IFRSs on transition. The following exemptions permitted under IFRS 1 have been taken in these Group financial statements:

(i) Business combinations

Business combinations that took place prior to 1 November 2004 have not been restated.

(ii) Foreign exchange

Cumulative translation differences for all foreign operations have been set at zero at 1 November 2004.

(iii) Share based payments

IFRS 2: "Share based payments" has only been applied in respect of share options issued after 7 November 2002.

(C) Basis of consolidation

The consolidated financial statements of the Group comprise the Company and its subsidiaries (together referred to as "the Group") and the Group's interest in joint ventures and associates.

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

(ii) Joint ventures and associates

Jointly controlled entities are those entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The consolidated financial statements includes the Group's share of the total recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases. When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on consolidation

Intra-group balances and any unrealised gains or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(D) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Sterling at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair

value adjustments arising on consolidation, are translated to Sterling at the foreign exchange rates ruling at the balance sheet date.

The revenues and expenses of overseas operations are translated at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in equity in a foreign exchange reserve.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign exchange reserve. They are released into the income statement upon disposal.

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments from 1 November 2005.

As set out in (B), the Group has adopted IAS 32 and IAS 39 only with effect from 1 November 2005:

(i) Accounting policy up to 1 November 2005

Instruments accounted for as hedges were designated as a hedge at the inception of the instruments. Gains and losses arising on foreign currency and fuel hedges were recognised on maturity of the underlying transaction. Interest differentials on derivative instruments and amounts receivable and payable on

interest rate instruments were recognised as adjustments to interest over the period of the contracts. Gains and losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure were taken to the profit and loss account immediately.

(ii) Accounting policy from 1 November 2005

Derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and fuel price contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

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First Choice Holiday
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CHAIRMAN'S STATEMENT

In what has been a difficult year for the leisure travel market, the Group has demonstrated that its strategy of diversifying risk by creating leadership positions across a portfolio of international leisure businesses continues to deliver sustainable growth. The portfolio, which offers customers in 17 source markets a wide variety of leisure experiences to over 200 destination countries, means that the Group is never over-reliant on any single destination or source market. Our financial performance is testament to management's ability to anticipate and effectively guide the Group through an unprecedented number of geo-political events and natural disasters.

In the Mainstream Sector, we have outperformed the market and continue to do so due to a greater offering of exclusive differentiated product, a more flexible business model and a superior management team. In the Specialist Sectors, our portfolio of businesses continue to perform strongly as we benefit from the breadth of Specialist and Activity travel experiences available to our customers.

Results

Consequently, I am very pleased to report that the Group achieved record underlying2 profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% at £135.4m (2005: £120.2m), on revenue growth of 11% to £2,715m (2005: £2,442m). The resulting underlying earnings per share increased by 16% to 16.1p (2005: 13.9p). This represents the fourth consecutive year of underlying double-digit earnings growth and demonstrates the strength of the Group's strategy which combines both organic and acquisition led growth. The

Group's statutory profit before tax was £97.5m (2005: £112.2m) and statutory basic earnings per share was 13.7p (2005: 13.5p).

Dividends

The Board is recommending a final dividend of 5.40p per share (2005: 4.65p), an increase of 16% on the comparable period. The interim dividend was 2.25p (2005: 1.95p), giving a total dividend for the year of 7.65p per share (2005: 6.60p). The full year dividend increase of 16% per share represents the fourth consecutive year of double-digit dividend growth and reflects our continuing commitment to a progressive dividend policy and our confidence in the future.

The Market

We have recognised for some time that to remain successful in the mainstream tour operating segment of the market in the UK, we would need to reduce our exposure to the increasingly commoditised short-haul market and be able to offer our customers better quality differentiated product. We have, therefore, invested in exclusive product, such as Holiday Villages and our long-haul aircraft, which has given us competitive advantage and consequently enabled us to outperform the market. When we start to take delivery of our Boeing 787s in 2009, the differentiated experience will be even greater for our customers. The results we are achieving from the long-haul product have given us the confidence to order eight of these aircraft with the option to acquire a further four.

In our specialist sectors, we have identified niche growth segments in which we are investing and developing leading positions. These parts of the Group are truly international and offer exciting growth opportunities. Many of these segments are highly fragmented and building a significant presence through acquisition has allowed us to create substantial businesses in a relatively short period.

2 Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of profits of the Group's joint venture and

associate. Underlying earnings exclude the same items net of tax and minority interests.

Acquisitions

Acquisitions continue to be a key part of our strategy. This year we have made 13 acquisitions for a total consideration of £148.7m of which £129.3m has been paid during the year (2005: 12 acquisitions for consideration of £65.5m of which £53m had been paid).

The acquisition pipeline remains strong as we continue to identify opportunities which have excellent growth characteristics across a number of segments including adventure travel, student travel and specialist escorted tours.

Board

Giles Thorley joined the Board on 1 February 2006 and has proven to be a valuable and supportive Board member. As the Group has transformed itself from a purely mainstream holidays business in 1999 to an international leisure travel company today, we have similarly established a Board with a wide-ranging skill set, excellent business reputation and international experience.

Colleagues

We are a people business focused on giving our customers the most enjoyable leisure travel experience we can. The passion and commitment shown by our colleagues across all the businesses has been greatly appreciated and, on behalf of the Board, I would like to thank them all for their hard work and effort.

Sustainable development

First Choice is committed to sustainable development in both source market and

in destination. We are a founder member of the Travel Foundation in the UK and encourage all of our businesses to behave responsibly and support communities on an ongoing basis. Our stand-alone (web based) Environment & People Report was updated in the Spring and includes key future commitments. We were admitted to the FTSE4Good index last year and for the first time completed the full Business in the Community Corporate Responsibility Survey. All the FTSE100 and FTSE250 companies are invited to participate in the Survey and we were ranked 101 with an overall score of 72%.

Outlook

First Choice Holidays PLC has once again delivered strong financial performance in a year when our flexible business model and strategy have been tested by challenging conditions in a number of source and destination markets, but have proven successful in delivering growth.

On 27 November 2006 we announced, following press speculation regarding the Mainstream business, that the Board of First Choice Holidays PLC has been reviewing how it might continue to maximise the potential of its market leading tour operating business. The Board is considering a range of alternatives in this market and discussions with a number of parties are at a preliminary stage. There can be no certainty that any transaction will be forthcoming. However, I remain confident, whatever the outcome, that our strategy and flexible business model will ensure that we are well placed to continue to outperform the market and deliver sustainable growth into 2007 and beyond.

BUSINESS AND FINANCIAL REVIEW

Group performance

The Group has once again delivered strong operational performance and financial growth in a year that has tested the leisure travel industry. The year's financial results prove that the flexible business model we operate, combined with the range of differentiated leisure travel experiences the Group offers is

both robust and provides a platform for long-term sustained growth.

The Group has achieved underlying profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% to £135.4m (2005: £120.2m). The underlying profit before tax includes net financing expense of £18.2m which is £13.0m higher than in 2005, primarily as a result of refinancing the convertible preference shares in July 2005 (£9.0m) and a higher level of acquisitions (£4.0m). Group revenue for the year increased by 11% to £2,715m (2005: £2,442m). The resulting operating profit margin improved by 10 basis points to 5.0% this year. It should be noted that during the year we changed our accounting policy regarding ODS revenue recognition to bring it in line with accepted market practice, which resulted in a margin improvement. However, the 10 basis points margin improvement is after restating prior year revenue.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Year ended 31 October	2006	2005
Revenue	£2,715m	£2,442m
Underlying operating profit	£135.4m	£120.2m
Underlying profit before tax	£117.2m	£115.0m
Statutory operating profit	£115.7m	£117.4m
Statutory profit before tax	£97.5m	£112.2m
Underlying basic earnings per share	16.1p	13.9p
Statutory basic earnings per share	13.7p	13.5p

A reconciliation of underlying profit before tax to statutory profit before tax is as follows:

	2006 £m	2005 £m
Underlying profit before tax	117.2	115.0
Separately disclosed items	(5.8)	-
Impairment of goodwill on closure of business	(1.4)	-
Amortisation of business combination intangibles	(11.3)	(1.9)
Taxation on profits of joint venture and associate	(1.2)	(0.9)
Statutory profit before tax	97.5	112.2

Our acquisition strategy is clearly a key contributor to future growth and we continue to have a strong pipeline of potential acquisition opportunities. We are continuously exploring new geographical source markets and destinations to expand our portfolio of leisure travel businesses and diversify risk. In August 2006, we acquired the Pacific World group of seven companies. This marked our first significant entry into the Asia Pacific and Chinese markets. These markets represent a significant opportunity for high growth in travel and the fragmented nature of the accommodation supply base fits well with our Online Destination Services model. The integration of this business is progressing well.

We also entered the North American specialist escorted tours segment during the year. This is a fragmented market-place which focuses on the growing and affluent "boomer" demographic. We now have seven brands operating in this high margin segment. These include Country Walkers, International Expeditions, Park East, Travcoa and TCS Expeditions, all acquired as part of the acquisition of Grand Expeditions in December 2005. In addition, Intrav was acquired in January 2006 and Your Man Tours acquired in July 2006. All of these businesses have performed well during the year and provide significant growth opportunities.

- Mainstream Holidays Sector underlying operating profit was £53.7m (2005: £57.5m), down 7% year-on-year, primarily due to the delay in high season bookings as a direct result of the World Cup and extremely warm weather in July which led to pricing pressure in the lates market. Revenue grew by 1% to £1,272m (2005: £1,264m);

- Specialist Holidays Sector underlying operating profit was £36.6m (2005: £31.5m), up 16% year-on-year. This was on revenue of £928m (2005: £891m), up 4%. The increase in profit was driven by continued growth in Canada combined with strong performance in our UK Specialist Division and North American student businesses;

- Activity Holidays Sector underlying operating profit was £26.7m (2005: £17.0m), up 57% year-on-year. This was achieved on revenue of £377m (2005: £194m), up 94%. On a like-for-like basis revenue was up 13%. The result was driven by good performance by our Adventure businesses and by a contribution of £5.5m from acquisitions made in the year;

- Online Destination Services underlying operating profit was £14.4m (2005: £11.4m), up 26% year-on-year, with continued strong growth in revenue, which

was up 48% to £138m (2005: £93m). This result reflects strong underlying growth in our online channels offset by further incremental investment in Hotelopia;

- The Group's joint venture with Royal Caribbean Cruises Limited increased underlying profits before tax by £1.5m to £5.0m (2005: £3.5m). The Group's share of the pre-tax profits amounted to £2.5m, compared to £1.8m in 2005.

As announced at the trading update in October, we constantly review our participation strategy and how we can remain cost competitive. As a result of a review of underperforming business units and restructuring actions across all our Sectors, but particularly in the UK, the Group has incurred net separately disclosed items of £5.8m.

Mainstream Holidays Sector

The Mainstream Holidays Sector consists of the UK and Ireland tour operating, retail and airline businesses. With a clear strategy, it is focused on the development of differentiated, exclusive product such as the long-haul flight experience and Holiday Villages as it reduces capacity in the commoditised short-haul market. With a strong brand that is increasingly recognised as offering holidays of good value and quality, it is also benefiting from greater control of distribution.

Despite satisfactory revenue performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to bird-flu scares in the early booking period, the World Cup in June and unusually warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental year-on-year fuel costs for the season of £50m were not fully recovered from the customer in the lates market. This, combined with additional costs we incurred in managing an unprecedented level of external events resulted in a 7% reduction in full year underlying operating profit to £53.7m (2005: £57.5m), and a 0.3 percentage point reduction in underlying margin to 4.2%.

Mainstream Holidays	2005/06	2004/052	Change %

Passengers ('000) 1			
Short-haul	874	1,037	-16%
Medium-haul	1,406	1,525	-8%
Long-haul	262	195	+35%
Total	2,542	2,757	-8%
y-o-y variation			
	Change		
Inclusive tour revenue	+1%		
Flight-only revenue	-10%		
	Flat		
Revenue per passenger	Total		
Short-haul	+5%		
Medium-haul	+3%		
Long-haul	+7%		
Total	+9%		
Revenue growth	Total		
Short-haul	-11%		
Medium-haul	-5%		
Long-haul	+44%		
Subtotal	Flat		
Other revenues	+4%		
Total	+1%		
Underlying operating profit (£m)	53.7	57.5	-7%
Underlying operating margin %	4.2%	4.5%	-0.3 ppts
Controlled distribution % (Summer)	63%	56%	+7 ppts

1 all figures are based on inclusive tour and flight only, whereas the trading updates simply focus on inclusive tour from Great Britain

2 FY04/05 passengers and revenue are restated to include the Adult Ski division which was transferred to the Mainstream Sector in FY2005/06

The continued emphasis on product differentiation resulted in a 30% year-on-year revenue increase for the Premier programme. The popularity of our Holiday Village concept goes from strength to strength and, as a result, we have

recently opened a new resort in the Dominican Republic, the sixth property of this type. Our long-haul product has been significantly expanded (capacity up 32% for Summer 2006) and we are now flying to six new long-haul destinations. During the Summer, we operated four re-configured Boeing 767s (Summer 2005: three) and have recently introduced a further two for Summer 2007.

We have made excellent progress in increasing our control of distribution, which has now reached 63% for the Summer (2005: 56%). We are well on target to achieve 75% of our sales through controlled channels by the end of the 2008 financial year and aim to exceed this target. Online sales have increased to 32% (2005: 25%), while sales from our retail outlets have also grown with call centres remaining level. As we drive towards becoming a predominantly direct-sell business, we need to continue to build and develop our own distribution channels. We have, therefore, announced that we will expand the retail chain and continue to work with some of our long-term third-party retail partners. Accordingly, we recently announced plans to franchise First Choice shops and to date have signed contracts with two significant franchisees, which will increase our store portfolio by 50. We will also be opening 45 of our own stores before the end of December in key geographical areas in which we are currently not represented. Our mobile concession concept, "the travel pod", which has a footprint of less than 200 sq ft, is currently being trialled with Asda, Sainsbury's, Morrisons and Waterstones. This investment in retail has been primarily funded through reduced commission rates paid to third party travel agents. Overall, the increase in direct sales has resulted in a distribution benefit of £5.9m in the year.

The First Choice brand and its products have traditionally appealed to families. The differentiated experience we have developed, particularly in Holiday Villages and the long-haul flight experience, where we have actively promoted the benefits of flying with First Choice Airways, has increased the brand appeal to both families and couples, as well as those who are normally considered the natural long-haul leisure customers of the scheduled airlines. The investment in the brand and long-haul product has cost an incremental £1.5m this year which has been expensed in 2006, but will benefit future seasons.

Specialist Holidays Sector

The Specialist Holidays Sector consists of the continental European and UK Specialist businesses (which are grouped as European Specialist for reporting

purposes), our Canadian tour operating and retail business, First Choice Student Travel in the US and Canada, and Europe Express (First Choice Independent Vacations), our independent travel business operating in the US. These businesses offer both destination-led and lifestyle holidays with differentiated and exclusive product.

The companies in this Sector are not vertically integrated or capital intensive and their business models are extremely flexible and cost efficient. Despite a number of the businesses in this Sector experiencing challenging market conditions, it delivered strong growth in profitability with underlying operating profit of £36.6m (2005: £31.5m), up 16% year-on-year.

The businesses in continental Europe experienced a number of external events, from bird flu scares in Turkey to terrorist incidents in North Africa and Eastern Mediterranean key destinations, that adversely impacted underlying performance. Consequently, profitability in a number of continental European businesses was reduced. Several of our smaller continental European businesses were loss making in the year with total losses amounting to £4.2m. At the trading update in October, we announced that we had decided to scale-back the loss making businesses in Continental Europe. The one-off costs of these actions have been reported within the net separately disclosed items of £5.8m.

Specialist Holidays	2005/06	2004/05	Change %
Passengers ('000)			
Europe	1,514	1,686	-10%
North America 1	488	335	+46%
Total	2,002	2,021	-1%
y-o-y variation			
Revenue per passenger			
Europe	+4%		
North America	-8%		
Total	+3%		
Revenue growth			
Europe	-7%		
North America	+33%		
Subtotal	+2%		
Other revenues	+27%		
Total	+4%		

Underlying operating profit (£m)			
European Specialist	22.8	26.1	-13%
North America	13.8	5.4	+156%
Total	36.6	31.5	+16%
Underlying operating margin %	3.9%	3.5%	+0.4ppts

1 2004/2005 passengers are restated to exclude Encore which was sold during the year and also to include Europe Express.

Marmara remains France's number one tour operator in terms of profitability. It opened a new club in Marrakech, Morocco in April 2006 and increased overall volumes to this destination by 26% with an occupancy rate of more than 90% for the entire season. The Aqua Fantasy Hotel in Kusadasi, Turkey which is exclusive to First Choice Netherlands and the Mainstream Holidays Sector in the UK, successfully opened its second phase and a further extension to this property will be completed by Summer 2007. A number of the European businesses are entering a limited number of new destinations such as Morocco to offer alternatives to Egypt and Turkey, as we continually strive to diversify risk.

The restructuring and streamlining of the UK Specialist business model, combined with the growth in direct distribution, has resulted in a very successful year for this division. The product offering for Sovereign, Hayes & Jarvis, Citalia and Meon Villas, has been more clearly defined and this, together with careful capacity management, the introduction of a more flexible selling system and a focus on growing direct distribution channels, has improved profitability substantially. Controlled distribution now stands at 59% (2005: 49%) in UK Specialist and will increase further in the coming year, with the business now achieving underlying margins of around 5% (2005: 4%).

North America

Our North American businesses improved underlying profitability by £8.4m to £13.8m (2005: £5.4m). This was driven by both our Canadian operation, which improved its profit margin in a year that, for this market, was badly affected by the 2005 hurricane season and the North American student travel businesses.

These student travel businesses performed equally strongly, despite also being affected by the 2005 hurricane season. The flexibility in the business meant that we were able to move and significantly increase bookings to the West Coast of Mexico away from Cancun which was badly affected by hurricane Wilma. We made a significant step into the highly fragmented educational student travel market through the acquisitions of Jumpstreet, School Voyageurs and Educatours in Canada and Educational Tours in the US. Opportunities in the student travel market remain attractive and we have a strong pipeline of acquisitions that we are pursuing.

Activity Holidays Sector

The Activity Holidays Sector consists of three divisions:

- The Marine division includes First Choice Marine, which operates the market leading yacht chartering brands of Sunsail and The Moorings, Sunsail Clubs and Inland Waterways (Crown Blue Line and Connoisseur).

- The Adventure division consists of a portfolio of 17 adventure travel businesses, including First Choice Expedition Cruising and our specialist and schools ski offering.

- The Escorted Tours division consists of seven brands that operate specialist escorted tours for the US source market.

The Sector is a high growth area with strong consumer demand for adventure and escorted tours products in particular. Its high margin businesses delivered underlying operating profit of £26.7m (2005: £17.0m) on revenue that increased by 94% to £377m (2005: £194m). Revenue increased 13% on a like-for-like basis with profitability flat, primarily as a result of a disappointing performance in Sunsail Clubs. During the year, we acquired a number of businesses in this Sector that were not expected to achieve full profitability until 2007. Consequently, this led to a dilution in underlying margin during the year of 1.7 percentage points.

Activity Holidays

y-o-y variation			
Revenue growth	Total	Like-for-like	Change %
Marine	+36%	+13%	
Adventure	+81%	+13%	
Escorted Tours	n/a	n/a	
Total	+94%	+13%	
Underlying operating profit (£m)	2005/06	2004/05	
Marine	10.6	9.7	
Adventure	13.3	7.3	
Escorted Tours	2.8	-	
Activity Holidays Sector	26.7	17.0	+57%
Underlying operating margin %	7.1%	8.8%	-1.7ppts

Marine

The Marine division delivered underlying operating profitability of £10.6m (2005: £9.7m) on revenue of £122m (2005: £90m). The result was impacted by difficult trading conditions for our Sunsail Clubs and the cost of restructuring the yacht chartering businesses of The Moorings and Sunsail Yachts.

First Choice Marine, which comprises Sunsail Yachts and The Moorings, has focused on integrating the businesses since the acquisition of The Moorings in December 2005. The business is firmly on track to deliver anticipated cost synergy benefits of £5m in 2007.

Inland Waterways has focused on driving organic growth through direct channels with 44% of sales now direct (2005: 42%). Asset utilisation has continued to improve with occupancy increasing 5% year-on-year. Based on our research, we

believe there could be strong demand for this product in a broader number of source markets, which we will actively pursue.

Sunsail Clubs had a challenging year with bookings affected adversely by the bird flu scare in Turkey. Despite this difficult trading environment, our new club, Club Phokia, had a very successful season, proving that our customers appreciate the quality of our product.

Adventure

Our portfolio of Adventure businesses has grown both organically and by acquisition, with the division growing revenue by 81% to £189m (2005: £104m), and underlying operating profit to £13.3m (2005: £7.3m). Profitability grew by 5% on a like-for-like basis to £6.6m as the organic businesses continued to perform strongly in a segment which we expect to deliver strong growth in the future. The North American market continued to be a focus for this division and we have acquired Trek Holidays in Canada and Trip n Tours, a US West coast dive business that complements our Caribbean dive expertise at Caradonna. In the Netherlands, we acquired Sawadee (an adventure travel tour operator) and in the UK, we acquired TravelClass which operates two school brands; Skiclass and JCA. Skiclass complements our existing Skibound business, while JCA is a summer based schools activities business which has grown strongly and offers good growth potential as it expands the number of sites available to schools across the UK. Having achieved critical mass with these businesses, we are now pursuing the most effective ways to leverage the infrastructure we have established.

Following the acquisition of Intrav by the Group in January 2006, a new sub-division, First Choice Expedition Cruising, has been formed to manage and operate the two small ship expedition cruising brands, Peregrine Cruises and Clipper Cruises. This sub-division will be included within the Adventure division. Travel on small expedition ships is a niche adventure segment offering substantial growth opportunities. Combining the operations of these two brands will enable us to offer a complementary portfolio of small ship expedition product from 2008 and make this available through a worldwide distribution network.

Escorted Tours

The Escorted Tours division has been formed out of certain businesses acquired in the Grand Expeditions transaction, Intrav and Your Man Tours.

Intrav was loss making at acquisition and a number of steps have been taken to address this situation including the transfer of Clipper Cruise Lines into First Choice Expedition Cruising. This initiative has enabled Intrav to focus on escorted tours, its core expertise. As anticipated, these measures have resulted in the Intrav and Clipper Cruise Line businesses achieving break-even results.

The escorted tours businesses that had been part of Grand Expeditions and whose customer base is drawn primarily from the growing "boomer" demographic in the US market had a successful year. The cultural and luxury escorted travel categories are growing as customers seeks new destinations. Our businesses are averaging double-digit volume increases year-on-year. The tailor-made journeys market is also growing rapidly as wealthy travellers desire to individualise their travel experiences.

Online Destination Services Sector

Our business approach in this Sector is based on a local presence at key travel destinations. Our extensive infrastructure includes 89 offices in 23 countries servicing over five million customers. We have established strong relationships with our suppliers, enabling us to offer our customers a breadth of content online that is not available through our competitors and customer service on the ground, rather than from a centralised base. The destinations in which we operate usually have a highly fragmented supply base, meaning the relationships we have with our suppliers are a critical success factor. The majority of our inventory comes from privately owned hotels.

We have continued to experience significant growth in all our online routes to market with total online transaction value growing to £306m, representing growth

of 49%. Hotelbeds, the brand which services tour operators, has experienced a 32% growth in transaction value. Bedsonline, our B2B operator servicing travel agents who are sourcing accommodation for the independent traveller, has significantly increased its customer base, now meeting the needs of more than 8,000 travel agents (2005: +5,000) and has grown transaction value by 79%. Hotelopia, our B2C accommodation business brand, has achieved an increase in transaction value of 48%.

Our strategy is to acquire established offline incoming agencies who have strong relationships in their destinations and then bring their inventory online. To this end, the Sector has expanded its geographical reach, opening an office in Brazil and acquiring a further business in Greece. In July, we acquired the Pacific World group of companies based in the Asia Pacific region. This was a significant strategic move for us and we are delighted that this well-respected and successful group is now part of our Sector. Pacific World is a network of specialist companies providing meetings, incentives, conference and events (MICE) services as well as servicing cruise lines and foreign independent travel for tour operators. With 19 offices across the region, Pacific World has given us an immediate, established presence in key Asian markets.

Online Destination Services	2005/06	2004/05	Change %
Online			
Bednights (m)			
Hotelbeds	7.2	5.4	+32
Bedsonline	4.3	2.6	+67
Hotelopia	2.2	1.5	+46
Total	13.7	9.5	+44
y-o-y variation			
TTV per bednight			
Hotelbeds	Flat		
Bedsonline	+7%		
Hotelopia	+1%		
Total	+4%		
Offline			
Passenger volumes (m)	4.2	4.2	Flat
TTV per pax (e)	55	50	+10%

Underlying operating profit (£m)	14.4	11.4	+26%
Underlying operating margin %	10.4%	12.2%	-1.8ppts

The Sector was affected by the 2005 hurricane season and the events in Turkey during the year. Hurricane Wilma caused extensive damage in Cancun, Mexico, which resulted in the destination being almost entirely closed for the peak season as hotels, resorts and infrastructure were repaired or rebuilt. The reduction in capacity to Turkey, which tour operators implemented, also affected the requirement for our services. We continue to seek new destination markets not only to grow our business, but to diversify and spread our risks.

Hotelopia's growth has been achieved both through growth in its own brand and through the strategic alliances it has formed with a number of substantial companies including BBVA, easyJet, Spanair, Martinair, bmi and bmibaby. We will continue to pursue meaningful strategic alliances both in the UK and overseas.

Island Cruises

Our joint venture with Royal Caribbean Cruises Limited now operates two ships in the Mediterranean in the Summer and off the coast of Brazil in the Winter. The second ship, the Island Star, went into service in December 2005 after an extensive refurbishment.

Total passengers carried increased by 84% to 167,000, with passengers from the UK increasing by 95% to 90,000. This was achieved against an overall growth in passenger numbers in the UK cruise market of 17%.

Profit before tax was up 39% with our share of the profit at £2.5m (2005: £1.8m). Revenue improved by 84% in what was a tough UK market, where the weakness in the price of land-based package holidays in the lates market affected cruise prices, while cost pressures, particularly on fuel, were also a factor.

Demand in both the Brazilian and UK markets is strong and forward bookings are significantly ahead of the previous year. We remain optimistic that this segment of the cruise market will continue to prosper.

Taxation

Profit before tax (excluding joint venture and associate profits) was £94.7m (2005: £110.3m). The tax charge on these profits was £25.2m (2005: £31.9m), representing an effective tax rate of 26.6% (2005: 28.9%). The lower effective rate compared to the UK statutory rate of 30% is due to the use of historic losses used against current year profits, net of current year losses not recognised and higher overseas tax rates.

The Group underlying profit before tax (excluding profit before tax of the joint venture and associate) was £113.2m (2005: £112.2m). The Group tax charge on this profit was £31.2m (2005: £32.4m), representing an effective underlying tax rate of 27.6% (2005: 28.9%). This rate is higher than the statutory 26.6% due to the tax credit on overseas business combination intangible amortisation being at a rate in excess of 30%.

Based on the current structure of the business, existing local taxation rates and legislation, it is expected that the underlying tax rate on ongoing activities (before intangible amortisation) will be at a level of around 28% going forward.

Earnings per share

Underlying basic earnings per ordinary share was 16.1p (2005: 13.9p), an increase of 16%. This performance represents the fourth year of double-digit growth.

Dividends

The Board recommends a final dividend per ordinary share of 5.40p (2005: 4.65p), an increase of 16%, making a total dividend relating to the year of 7.65p (2005: 6.60p), an increase of 16%. The Group will look to maintain underlying dividend cover at just over two times. The dividend will be paid on 10 April 2007 to all shareholders on the register as at 9 March 2007. The Company intends to continue to operate a dividend re-investment plan as an alternative to the full cash dividend.

Acquisitions

Company	Description	Date	Country	Maximum consideration	Cash paid
	Specialist Holiday Sector				
Jumpstreet	Educational tours operator	Apr 06	Canada	£1.7m	£1.5m
Schools Voyageurs	Educational tours operator	Apr 06	Canada	£2.3m	£1.7m
Educatours	Educational tours operator	Apr 06	Canada	£1.4m	£1.0m
Educational Tours	Educational tours operator	Apr 06	USA	£11.1m	£8.5m
	Activity Holiday Sector				
Your Man Tours	Escorted tours operator	Jun 06	USA	£28.2m	£25.4m
Grand Expeditions	Yacht chartering and premium escorted tours operator	Dec 05	USA	£43.1m	£43.1m
Intrav	Escorted tours and cruise operator	Jan 06	USA	£26.7m	£26.7m
Trek Holidays	Distributor of adventure travel products	Jan 06	Canada	£4.8m	£1.8m
Travelclass	Provider of ski and UK residential activity trips	May 06	UK	£4.2m	£3.2m
Sawadee	Adventure travel tour operator	Jun 06	Netherlands	£3.5m	£2.5m
Trip n Tours	Dive tour operator	Aug 06	USA	£0.7m	£0.5m
	Online Destination Services				
Meridian	Destination management company	Dec 05	Greece	£3.5m	£3.5m
Pacific World	Destination management company	Aug 06	Asia Pacific	£17.5m	£9.9m
TOTAL				£148.7m	£129.3m

For the last four years, First Choice Holidays PLC has been investing in small to medium sized bolt-on acquisitions in specialist niche segments of the leisure travel market. This programme has been accelerated in the year ended 31 October

2006 with 13 businesses being acquired for a maximum total consideration of £148.7m. By way of comparison, in the year ended 31 October 2005, we made 12 acquisitions with a maximum aggregate consideration of £65.5m of which £53.4m was paid in 2005.

Acquisitions in the year are shown in the table above. Of the maximum consideration, £129.3m was paid during the year. A further £19.4m will be paid as deferred and contingent consideration. In addition, £4.5m of acquisition expenses were incurred bringing the total expected consideration to £153.2m.

	2006		2005	
	Max	Paid	Max	Paid
Acquisitions in the year	£m	£m	£m	£m
Amounts paid in the year	129.3	129.3	65.5	53.4
Deferred & contingent consideration arising	19.4	-	-	-
	148.7	129.3	65.5	53.4
Acquisition expenses paid in the year	4.5	4.5	1.8	1.8
Total consideration	153.2	133.8	67.3	55.2
Cash acquired with acquisitions	-	(40.0)	-	(23.7)
Cash paid relating to prior year acquisitions	-	14.3	-	1.6
Net cash outflow in the year relating to acquisitions	-	108.1	-	33.1

The cash flow effect of these acquisitions includes the cash consideration paid in the year of £129.3m, deferred and contingent consideration of £14.3m relating to prior year acquisitions that was paid in the year, acquisition expenses of £4.5m and the cash acquired of £40.0m, resulting in a total net cash outflow for the year of £108.1m (2005: £33.1m).

The net assets of all the subsidiaries acquired during the year have been consolidated in the Group's balance sheet at 31 October 2006. The Group's consolidated profit and loss account reflects revenue of £148.2m and underlying operating profit of £8.4m from the results of the acquired companies since acquisition.

Cash and liquidity

Throughout the year there has continued to be a strong focus on cash management with an emphasis on working capital management. However, there has been a working capital outflow in the year of £56.6m (2005: £3.7m). This was driven by a significant increase in accommodation prepayments to finance a number of new exclusive and differentiated properties, primarily within the European Specialist businesses, for which we are not currently taking bookings. As a result of acquiring and disposing of businesses part way through the trading cycle, working capital outflows of £18.0m have been incurred. In addition, special employer contributions of £6.0m were paid to reduce the pension deficit in the airline defined benefit schemes, while the Group also paid advance deposits on Boeing 787 options amounting to £2.8m.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at the year-end was £103.3m (2005: net cash £18.1m). This consisted of £177.5m of cash and £280.8m of debt. The £121.4m movement in net debt has primarily arisen due to the accelerated acquisition strategy. Fixed charges cover, which we believe to be the most useful measure of liquidity, was 2.3 times at the year-end (2005: 2.3 times).

During the year the Group issued a $100m Eurobond to Royal Caribbean Cruises Limited. The Eurobond has a coupon of 6% and matures in March 2009. In addition, the Group negotiated bi-lateral bank facilities with Deutsche Bank (£30m due July 2010) and Societe Generale (e18.3m due November 2009).

Shareholders' funds

Shareholders' funds have increased in the year to £281.1m (2005: £276.0m). There was a retained profit for the year of £72.3m (2005: £80.3m) which has been offset by dividends paid and hedge reserve movements.

The Group issued no ordinary shares (2005: nil) in respect of acquisitions.

Regulations, bonding and banking

The Civil Aviation Authority (CAA), the Federation of Tour Operators (FTO) and the Association of British Travel Agents (ABTA) regulate the businesses based in the UK. Each of these bodies protects the rights of consumers by requiring the Group to lodge security bonds with them.

In the UK, the CAA has been active in lobbying Government to make legislative changes to the bonding regime to ensure that tour operators are not competitively disadvantaged as a result of the current legislation. First Choice Holidays PLC fully supports the CAA's proposal to replace the bonding regime with a small levy per passenger and looks forward to working with the CAA to pursue this change during 2007.

Where international businesses are regulated, the protection of consumers is achieved either by means of cash collateral or bond cover similar to the UK requirements.

Treasury policies

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises because of the mismatch between the Group's UK businesses sterling revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

During the year the governance of financial risk, was managed by the Financial Risk Management Committee (FRMC). The Committee, which was created in 2005, reports to the Audit Committee and is made up of the relevant senior business employees and technical experts from within the Group. Incorporated within its terms of reference is the determination of all treasury policies and the

monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument, used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

Change in accounting policies

European and UK legislation requires the Group to adopt International Financial Reporting Standards as adopted for use in the EU (Adopted IFRS) for the financial year ended 31 October 2006. Accordingly, the interim financial statements at 30 April 2006 and the full statements for the year ended 31 October 2006 have been prepared using the measurement and recognition principles of Adopted IFRS as opposed to UK Generally Accepted Accounting Practice (UK GAAP). We have provided significant information on the transition to Adopted IFRS and the impact on the Group's opening balance sheet in IFRS updates in October 2005 and March 2006. These announcements, and the accounting policies used in its preparation, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

As stated in the press releases, while Adopted IFRS results in certain changes to our financial reporting it has no impact on the underlying value drivers of our business. Our strategy, accordingly, is totally unaffected by these changes. The transition to Adopted IFRS will not change how the Group is managed and significantly will have no impact on cash generation which remains a key performance measure. It will also not affect the way that the Group assesses potential investments nor the ability of the Group to pay dividends from cash reserves.

Further details on the Group's accounting policies can be found in Appendix 1 to this announcement.

Current trading

Winter 2006/07

In the Mainstream Holidays Sector, the UK market continues to remain challenging, as reported at the pre-close trading update on 25 October 2006. The October AC Nielsen Travel Track report identifies total market volumes for the Winter season cumulatively down by 11% and total sales cumulatively down by 9%. Despite the trading environment, Mainstream Holidays Sector volumes are down 1% with sales up 15% due to the continued successful re-mix to long-haul. This reflects an improvement on Winter trading since the October trading update due to continued strong demand for our long-haul products with volumes up 26% and sales up 40% on capacity that is up around 25%. The AC Nielsen report clearly highlights continuing out-performance by Mainstream versus the competition, but we still expect the rate of sale to slow down as we move into the period in which the largest number of short-haul and medium-haul holidays are sold.

We anticipated that weaker market demand would continue into early Winter trading particularly in short and medium-haul, and we have, therefore, reduced capacity in these segments by around 10% for Winter 2006/07, with overall capacity flat year-on-year. As disclosed in the October trading update, we expect the Sector to experience margin pressure in the first half of the year due to incremental fuel costs not being fully recovered in the Winter lates market and further investment in our long-haul programme with two additional 767s joining the fleet for operation in Summer 2007.

In the Specialist Holidays Sector, despite market conditions remaining challenging to a number of destinations, trading performance has improved since the October trading update with an improvement in bookings in the European markets as we enter the core booking period. Our North American businesses continue to trade well with revenue per passenger ahead of last year and margins ahead in Student Travel.

Our Activity Holidays Sector is performing strongly with sales 7% ahead. Like-for-like sales across our Adventure businesses are up 5%, while the Marine businesses continue to generate strong revenue growth of 7%.

Online Destination Services are trading well with strong volumes and prices

across all routes to market.

Summer 2007

It remains very early in the booking cycle for Summer 2007 across all businesses within the Group, but we are encouraged by performance to date. In the Mainstream Holidays Sector, the market is still suffering from the events of the previous Summer, particularly the thwarted terrorist attacks in August. As a result, the October AC Nielsen Travel Track report identifies total market volumes for the Summer season cumulatively down by 14% and sales down by 11%. We continue to outperform the market as we are currently 13% down on customer volumes, which has improved from 18% down six weeks ago, and 5% down on sales. Demand for our long-haul product and exclusive differentiated properties continues to drive increases in both sales and volumes, up 17% and 10% respectively. We have reduced capacity for short-haul and medium-haul programmes in line with anticipated demand, with overall capacity remaining flat year-on-year.

Our Activity Holidays Sector and Online Destination Services Sector continues to see strong volumes and prices for the Summer season. The Specialist Holidays Sector programme has yet to go on sale.

More to follow, for following part double-click nRN2G4133N

RNS Number:2845N
First Choice Holidays PLC
05 December 2006

5 December 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

1 BARCLAYS PLC

On 4 December 2006 we received notification that, as of 28 November 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 6.83% of the share capital at that date:

Registered Holders	No of Shares held
Barclays Capital Inc	81,200
Barclays Capital Securities Ltd	2,015,704
Barclays Life Assurance Co Ltd	1,645,881
Barclays Global Investors NA	5,369,113
Barclays Global Investors Australia Ltd	214,016
Barclays Private Bank and Trust Ltd	5,152,414
Barclays Global Investors Japan Trust & Banking	596,405
Barclays Global Investors Canada Ltd	39,114
Barclays Global Investors Japan Ltd	461,370
Barclays Global Investors Ltd	18,172,833
Barclays Global Fund Advisors	2,322,551
Gerrard Ltd	119,161
Total	36,189,762

2 GOLDMAN SACHS INTERNATIONAL

On 5 December 2006 we received notification that as at close of business on 23 November 2006, The Goldman Sachs Group Inc of 85 Broad Street, New York, NY 10004, USA was interested in a total of 21,520,010 shares in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVRSRNSRURAA

RNS Number:8932M
First Choice Holidays PLC
29 November 2006

29 November 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We received notification that, as at close of business on 20 November 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 20,623,513 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKSRRNORAUAA

RNS Number:8553M
First Choice Holidays PLC
28 November 2006

28 November 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We have today received notification that, as at 27 November 2006, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of the Company.

Deutche Bank AG is a corporation domiciled in Frankfurst, Germany, of which Deutsche Bank AG London is a branch.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWSVRNVRAUAA

RNS Number:8142M
First Choice Holidays PLC
28 November 2006

28 November 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 27 November 2006 we received notification that, as of 13 November 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 10.75% of the share capital at that date:

Registered Holders	No of Shares held
Barclays Global Investors Ltd	11,801,693
Barclays Global Investors Canada Ltd	35,123
Barclays Capital Inc	81,200
Barclays Life Assurance Co Ltd	1,759,078
Barclays Global Investors Australia Ltd	418,467
Barclays Global Investors Japan Trust & Banking	596,405
Gerrard Ltd	129,631
Barclays Global Investors Ltd	22,626,927
Barclays Bank PLC	2,307,691
Barclays Private Bank and Trust Ltd	5,152,414
Barclays Capital Securities Ltd	1,603,920
Barclays Global Investors NA	7,265,445
Gerrard Ltd	39,454
Barclays Global Investors Japan Ltd	469,675
Barclays Global Fund Advisors	2,271,699
Barclays Bank PLC	406,479
Total	56,965,301

This information is provided by RNS
The company news service from the London Stock Exchange

END
HO[illegible]WSRRNVRAUAA

RNS Number:8141M
First Choice Holidays PLC
28 November 2006

28 November 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 27 November 2006 we received notification that, as of 13 November 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 10.75% of the share capital at that date:

Registered Holders	No of Shares held
Barclays Global Investors Ltd	11,801,693
Barclays Global Investors Canada Ltd	35,123
Barclays Capital Inc	81,200
Barclays Life Assurance Co Ltd	1,759,078
Barclays Global Investors Australia Ltd	418,467
Barclays Global Investors Japan Trust & Banking	596,405
Gerrard Ltd	129,631
Barclays Global Investors Ltd	22,626,927
Barclays Bank PLC	2,307,691
Barclays Private Bank and Trust Ltd	5,152,414
Barclays Capital Securities Ltd	1,603,920
Barclays Global Investors NA	7,265,445
Gerrard Ltd	39,454
Barclays Global Investors Japan Ltd	469,675
Barclays Global Fund Advisors	2,271,699
Barclays Bank PLC	406,479
Total	56,965,301

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWORRNWRAUAA

RNS Number:7308M
MyTravel Group plc
27 November 2006

27 November 2006

MyTravel Group plc

Following recent press speculation, MyTravel Group plc confirms that, following an approach it made to First Choice Holidays, it is in discussions with First Choice Holidays regarding the possible acquisition of First Choice's Mainstream business and certain related operations.

The MyTravel Board believes that this is an opportunity which could deliver significant value to both First Choice and MyTravel shareholders given the value of potential synergies and other consolidation benefits.

Any offer by MyTravel would be in cash, financed through a mixture of new debt and equity. MyTravel is prepared to consider including the issue of equity to First Choice shareholders as part of its offer.

Discussions are at an early stage and there is no certainty that any transaction will occur.

Ends

Enquiries:
Brunswick 020 7404 5959
Fiona Antcliffe
Conor McClafferty

This information is provided by RNS
The company news service from the London Stock Exchange

END

SPCKDLBLQFBLFBF

RNS Number:7220M
First Choice Holidays PLC
27 November 2006

27 November 2006

First Choice Holidays PLC

Comment regarding press speculation

Following recent press speculation regarding its Mainstream business, the Board of First Choice Holidays PLC confirms that it has been reviewing how it might continue to maximise the potential of this market leading tour operating business. It is considering a range of alternatives in this market and discussions with a number of parties are at a preliminary stage. However, there can be no certainty that any transaction will be forthcoming.

Further announcements will be made as appropriate.

Enquiries:

First Choice Holidays PLC Tel: +44 (0) 1293 588 944
Lesley Allan, Director Corporate Communications

Hudson Sandler Tel: +44 (0) 20 7796 4133
Jessica Rouleau/Michael Sandler

This information is provided by RNS
The company news service from the London Stock Exchange

END

SPCUNORRNVRAUUA

RNS Number:1279M
First Choice Holidays PLC
15 November 2006

15 November 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We received notification that, as at 10 November 2006, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 21,751,713 ordinary shares in the Company representing 4.10%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutche Bank AG is a corporation domiciled in Frankfurst, Germany, of which Deutsche Bank AG London is a branch.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVOORNRRAAAA

RNS Number:1088M
First Choice Holidays PLC
15 November 2006

15 November 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We received notification that, as at close of business on 2 November 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 21,419,676 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVORRNVRAAAA

RNS Number:9367L
First Choice Holidays PLC
13 November 2006

13 November 2006

FIRST CHOICE HOLIDAYS PLC

ANNOUNCEMENT OF PRELIMINARY RESULTS

First Choice Holidays PLC will be announcing its preliminary results for the twelve months ending 31 October 2006, on Thursday 7 December 2006.

A presentation to analysts will be made at 9.30am, at the offices of ABN AMRO, 250 Bishopsgate, London EC2M 4AA.

For further information about this meeting, or to notify attendance, please contact:

Hudson Sandler	020 7796 4133
Alix Haysom	ahaysom@hudsonsandler.com
Amy Faulconbridge	afaulconbridge@hudsonsandler.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORZGMMMNGLGVZM

RNS Number:1376L
First Choice Holidays PLC
27 October 2006

27 October 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

We received notification that, as at close of business on 20 October 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 USA, was interested, by attribution only, in a total number of 16,427,877 shares. The interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUBRKRNURRURA

RNS Number:9879K
First Choice Holidays PLC
25 October 2006

25 October 2006

FIRST CHOICE HOLIDAYS PLC

PRE-CLOSE TRADING UPDATE

Prior to entering its close period on 1 November 2006, First Choice Holidays PLC announces the following trading update.

Summary

- Our stated strategy of creating leadership positions through differentiated content, building flexible business models and gaining control of customer relationships continues to deliver strong operational performance and financial growth for the Group.

- A number of our businesses have operated in a market that has proven challenging due to a series of events beyond our control, ranging from the bird flu scares in the Eastern Mediterranean during January to the recent airport security alerts in the UK and terrorist attacks in Turkey. The latter two events led to a slowdown in the rate of sale during the high season, and consequently impacted our expected profitability for the year within the UK for the Mainstream Holidays Sector.

- Despite these events, the Group is on track to deliver strong underlying EBIT growth for the year ending 31 October 2006. We also remain confident of achieving our 5% EBIT margin target in the year ending 31 October 2007.

- We constantly review our participation strategy and how we can remain cost competitive. Consequently, we have decided to scale back, or close, certain smaller businesses in Continental Europe, which had sales in the year ending 31 October 2005 of £36m, and in the UK Mainstream business we have recently agreed to outsource certain back office functions. The likely one-off costs of these actions will be in the range of £4m to £6m, which will be committed prior to this year-end.

- The Group continues to focus on value-creation through a combination of organic and acquisition-led growth. The acquisition pipeline in specialist niche businesses continues to be strong, as we build upon our significant leadership positions in attractive segments of the marketplace.

Current trading

Summer 2006

In the Mainstream Holidays Sector, we have continued to re-mix our product offering away from generic short-haul product by reducing capacity in this segment and concentrating on differentiated product, such as long-haul and Holiday Villages. As a result of this strategy we have outperformed the market for both sales and volumes and achieved a 2% increase in sales revenue on 5% lower capacity for inclusive tour holidays.

Despite a satisfactory top-line performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to the World Cup and extremely warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental fuel costs of £45m were not fully recovered from the customer in the lates market. This combined with additional costs we incurred in dealing with an unprecedented combination of external events means that margins in Mainstream will be slightly lower than last year for the second half and therefore the year as a whole.

In the Specialist Holidays Sector, our businesses in Continental Europe and the UK have, since the interim results, continued to improve the rate of sale over the profitable Summer trading months with cumulative sales down 6% against 12% in June. Having anticipated a need for reduction in capacity in the shoulder months, our flexible business model enabled us to manage total capacity across the season, in order to be broadly in line with customer demand. As a result of managing capacity and costs appropriately the Specialist Sector has continued to improve margins year-on-year over the second-half.

The Activity Holidays Sector has performed well. Within Marine, the Sunsail and Moorings bareboat yacht charter businesses (First Choice Marine) were flat on turnover but have been making excellent progress with integration and are on track to deliver the anticipated cost synergy benefits of £5m in 2007. Sunsail Clubs suffered from many of the events that impacted the Mainstream business, particularly in Turkey and, as a result, have suffered turnover and margin pressures. In Adventure, demand for adventure holidays continued to grow and this division enjoyed a strong increase in underlying sales of +8% on a like-for-like basis and 32% in total.

Online Destination Services continues to enjoy significant growth and perform well across all its areas of operation, with the increase in the number of partnerships in our B2C brand (Hotelopia) contributing to an excellent performance for the Sector.

y-o-y variation %		Summe Sale
Mainstream (n1)		
	Short-haul	-
	Medium-haul	-
	Long-haul	+4
Total		+
Capacity		
Specialist (n2)		
	Europe	-
Total		-
Capacity		
Activity		
	Marine	+
	Adventure (n3)	+
Total		+

Online Destination Services		Summe Sale
Online		
	Hotelbeds	+3
	Bedsonline	+7
	Hotelopia	+3
Total		+5

Notes:
These figures are up to 22 October 2006

1. These statistics reflect inclusive tour sales only
2. During the Summer there is very little trading in Canada and the Student Businesses
3. These statistics exclude FY05 and FY06 acquisitions

Winter 2006/07

In the Mainstream Holidays Sector, the UK market continues to remain challenging, as illustrated by the September AC Nielsen Travel Track report,

which identifies total market volumes for the Winter season cumulatively down by 13% and total sales cumulatively down by 10%. As a result of the trading environment, Mainstream Holidays Sector volumes are down 3% but sales are up 14% due to the continued re-mix to the long-haul. Demand for our long-haul products remains strong with volumes up 25% and sales up 39%. The report clearly highlights continuing out-performance by Mainstream versus the competition, but since long-haul holidays tend to book earlier than both short-haul and medium-haul we would expect the overall rate of sale for the Winter season to slow-down over the coming months.

We anticipated that weaker market demand would continue into early Winter trading particularly in the short and medium-haul, and we have, therefore, reduced capacity in these segments by around 10% for Winter 2006/07. Conversely, we are increasing our long-haul programme with four reconfigured 767 aircraft currently operating and a further two joining the fleet towards the end of Winter for Summer 2007. The cost of introducing these two aircraft will be around £6m, which will be incurred during the first half with the benefits arising in the second half and thereafter. In addition, fuel costs will increase by £8m, and as experienced in the Summer, we do not anticipate fully recovering the incremental cost. As a result whilst the Sector, as a whole, is achieving yield increases with average prices per customer up across all destinations, we envisage margin pressure.

In the Specialist Holidays Sector although it is relatively early in the booking cycle for the Winter programme, market conditions remain challenging to a number of destinations. Consequently, capacity in a number of our Continental European Specialist businesses has been reduced by 6% to take account of lower anticipated volumes. Our North American businesses are trading well with revenue per passenger ahead of last year and margins ahead in Student Travel but flat in Canada.

Our Activity Holidays Sector is performing strongly with sales 9% ahead. The like-for-like sales increases across our Adventure businesses is 7%, while the Marine businesses are enjoying strong revenue growth of 14%.

Online Destination Services are trading well with strong volumes and prices across all routes to market.

y-o-y variation %		Winter Sales
Mainstream (n1)		
	Short-haul	-15
	Medium-haul	-9
	Long-haul	+39
Total		+14
Capacity		
Specialist		
	Europe	-3
	North America	+5
Total		+1
Activity		
	Marine	+14
	Adventure (n2)	+7
Total		+9

Online Destination Services		Winter Sales
Online		
	Hotelbeds	+77%
	Bedsonline	+133%
	Hotelopia	+17%

Total +68%

Notes:
These figures are up to 22 October 2006
1. These statistics reflect inclusive tour sales only

2. These statistics exclude FY06 acquisitions

Summer 2007

In the Mainstream Holidays Sector, we have reduced capacity in-line with Summer 2006 for short-haul and medium-haul programmes but continued to add capacity into our long-haul offering (up 25%). Overall, capacity for Summer 2007 is currently flat year-on-year. Our long-haul programme and exclusive differentiated properties continue to be attractive to customers and demand remains strong, building on good growth in Summer 2006.

Acquisitions

Our acquisition strategy is to acquire specialist businesses that will allow the Group to build leadership positions in attractive niche segments of the market and reduce volatility in our business model. During the second half of the year, we have continued to build upon our specialist positions with the acquisition of a number of businesses within the adventure segment and the North American escorted tours market.

In addition, we have made a significant entry into the rapidly growing Asian Pacific market through the acquisition of Pacific World, a leading specialist inbound company with an established presence in seven countries throughout the region. The acquisition pipeline remains strong, as we continue to seek leisure travel companies that have excellent growth characteristics and the ability to generate superior returns for our shareholders.

In the current financial year, we have completed acquisitions to date with a maximum aggregate consideration of £153m of which £133m has been paid (2005: £66m of which £53m was paid during the year). A full list of the acquisitions is attached as an appendix to this statement.

Outlook

Even though it is relatively early for selling Winter 2006/07 and Summer 2007 holidays, it is clear that the market conditions remain challenging. However, the Group's continued strategy and flexible business model will ensure that we are well placed to outperform the market and deliver growth into 2007 and beyond.

Our business model is constantly evolving to ensure that we maintain our flexibility and efficiency whatever the market conditions and that we continue to offer our customers the leisure travel experiences they desire.

Our focus on differentiation and the spread of risk both geographically and through the different product types we offer means that we are constantly reducing dependence on any one area of the business, any one-source market or any one single destination. The acquisition pipeline will ensure that we increase this diversification as we move forward and consequently improve our quality of earnings.

Conference Call

There will be a conference call for analysts this morning at 9am, the call in details are:

Telephone Number: +44 (0)1452 561 394

Conference ID: 9385609

Preliminary Results

First Choice Holidays PLC will announce its preliminary results for the twelve months ending 31 October 2006 on Thursday 7 December 2006.

Enquiries

First Choice Holidays PLC
Paul Bowtell, Group Finance Director (Analysts) Tel: 01293 588 03
Andy Jones, Director of Planning and Financial Control (Analysts) Tel: 01293 588 05
Lesley Allan, Corporate Communications Director Tel: 01293 588 94

Hudson Sandler
Jessica Rouleau Tel: 020 7796 413

Acquisitions for the year ending 31 October 2006

Appendix

Company	Description	Date	Country	Max Cons £'m
		Specialist Holiday Sector		
Jumpstreet	Educational tours operator	Apr 06	Canada	£1.7m
Schools Voyageurs	Educational tours operator	Apr 06	Canada	£2.3m
Educatours	Educational tours operator	Apr 06	Canada	£1.4m
Educational Tours	Educational tours operator	Apr 06	USA	£11.1m
You[illegible]Man Tours	Escorted tours operator	Jul 06	USA	£27.0m
		Activity Holiday Sector		
Think Adventures	Distributor of adventure travel products	Nov 05	Australia	£0.1m
Grand Expeditions	Yacht chartering and Premium escorted tours operator	Dec 05	USA	£43.1m
Intrav	Escorted tours and cruise operator	Jan 06	USA	£26.7m
Trek Holidays	Distributor of adventure travel products	Jan 06	Canada	£4.8m
Travelclass	Provider of ski and UK residential activity trips	May 06	UK	£7.3m
Sawadee	Adventure travel tour operator	Jun 06	Netherlands	£3.4m
Trip n Tours	Dive tour operator	Aug 06	USA	£0.5m
		Online Destination Services		
Meridian	Destination management company	Dec 05	Greece	£3.7m
Pacific World	Destination management company	July 06	Asia Pacific	£19.6m
TOTAL				£152.7m

This information is provided by RNS
The company news service from the London Stock Exchange

END

TSTFGMZGLDLGVZM

RNS Number:9474K
First Choice Holidays PLC
24 October 2006

24 October 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

As of 20 October 2006, Legal & General Group plc, and/or its subsidiaries held in nominee accounts, has a notifiable interest in the following shares which represents 5.03% of the share capital at that date:

Registered Holders	No of Shares held
HSBC Bank plc A/c 914945	204,798
HSBC Bank plc A/c 923363	326,300
HSBC Bank plc A/c 775237	409,000
HSBC Bank plc A/c 942199	642,600
HSBC Bank plc A/c 942229	637,000
HSBC Bank plc A/c 942217	641.600
HSBC Bank plc A/c 942205	638,900
HSBC Bank plc A/c 942175	636,300
HSBC Bank plc A/c 942187	639,600
HSBC Bank plc A/c 775245	1,532,714
HSBC Bank plc A/c 770286	728,000
HSBC Bank plc A/c 357206	12,747,291
HSBC Bank plc A/c 866203	1,010,366
HSBC Bank plc A/c 916681	29,000
HSBC Bank plc A/c 969995	1,268,874
HSBC Bank plc A/c 999392	56,153
HSBC Bank plc A/c 630591	1,078,500
HSBC Bank plc A/c 361602	113,000
HSBC Bank plc A/c 282605	1,728,663
HSBC Bank plc A/c 360509	959,721
HSBC Bank plc A/c 766793	351,900
HSBC Bank plc A/c 924434	111,600
HSBC Bank plc A/c 924422	323,300
Total	26,715,180

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUSUURNBRRUAA

RNS Number:8884K
First Choice Holidays PLC
23 October 2006

23 October 2006

FIRST CHOICE HOLIDAYS PLC

Pre-Close Trading Update - Conference Call

First Choice Holidays PLC will be holding an analyst conference call at 09.00am on Wednesday 25th October 2006, when it will be announcing its pre-close trading update for the financial year ending 31 October 2006.

Details of the call are as follows:

Date:	25 October, 2006
Host:	Paul Bowtell
Time:	9.00am
Telephone Nos:	0800 953 1444
Conference ID No:	9385609

Please contact Alix Haysom or Amy Faulconbridge at Hudson Sandler on 020 7796 4133 if you require any further information.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange
END

MSCFESFLDSMSEES

RNS Number:2847K
First Choice Holidays PLC
11 October 2006

11 October 2006

FIRST CHOICE HOLIDAYS PLC

Notice of Pre-Close Trading Update

First Choice Holidays PLC will be announcing a pre-close trading statement for the financial year ending 31 October 2006 on Wednesday 25th October 2006 and will also be holding meetings with analysts.

Enquiries:

Hudson Sandler 020 7796 4133

Alix Haysom / Amy Faulconbridge

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCIIFEAILLLLIR

RNS Number:8889J
First Choice Holidays PLC
03 October 2006

BLOCK LISTING SIX MONTHLY RETURN
Please ensure the entries on this return are typed

1. Name of company FIRST CHOICE HOLIDAYS PLC

2. Name of scheme FIRST CHOICE HOLIDAYS RESTRICTED SHARE PLAN

3. Period of return: From 31.12.05 to 30.6.06

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	49,817
5.	Number of shares issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	49,817
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	500,000 Ref A3118 - 2.8.96 700,000 Ref RA 00017-005 - 20.3.00 995,799 Ref RA FCH00029 - 17.10.01 500,000 Ref RA FCH 00030 - 21.12.01

Please confirm total number of shares in issue at the end of the period in order for us to update our records

530,226,208

BLOCK LISTING SIX MONTHLY RETURN
Please ensure the entries on this return are typed

1. Name of company FIRST CHOICE HOLIDAYS PLC

2. Name of scheme FIRST CHOICE HOLIDAYS SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 30.12.05 to 30.6.06

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	569,395
5.	Number of shares issued/alloted under scheme during period:	59,624
6.	Balance under scheme not yet issued/allotted at end of period	509,771
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	20,000 Ref A733 - 1.3.96 500,000 Ref A3371 - 8.8.97 1,353,066 Ref RA/FCH 33312 - 8.9.99 2,239,650 Ref RSN

0956Q - 24.09.03
1,509,708 Ref RSN
00385 - 24.9.05

Please confirm total number of shares in issue at the end of the period in order for us to update our records

530,226,208

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRFGMGGKFFGVZM

RNS Number:2346J
First Choice Holidays PLC
20 September 2006

20 September 2006

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 18 September 2006, shares were purchased at 204 pence under the Share Incentive Plan on behalf of John Wimbleton, member of the Group Management Board ("GMB") - Person Discharging Managerial Responsibility ("PDMR").

PDMR	Title	Partnership Shares	Matching Shares	Total
J Wimbleton	Member of GMB	551	137	688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBSGDCCBDGGLG

RNS Number:8936H
First Choice Holidays PLC
21 August 2006

21 August 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 21 August 2006 we received notification that, as of 17 August 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 11.33% of the share capital at that date:

Registered Holders	No of Shares held
Gerrard Ltd	39,954
Barclays Global Investors Australia Ltd	235,609
Woolwich Unit Trust Managers Ltd	1,430,962
Barclays Global Investors Japan Ltd	470,150
Barclays Global Investors Ltd	12,541,686
Barclays Global Investors NA	5,825,187
Barclays Life Assurance Co Ltd	2,025,537
Barclays Capital Securities Ltd	1,915,391
Barclays Global Investors Canada Ltd	35,123
Gerrard Ltd	61,566
Barclays Global Fund Advisors	2,194,318
Barclays Bank PLC	2,744,371
Barclays Global Investors Ltd	23,864,496
Barclays Private Bank and Trust Ltd	5,156,457
Barclays Bank PLC	541,571
Barclays Global Investors Japan Trust & Banking	591,961
Barclays Capital Inc	135,800
Total	59,810,139

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUASARNNRWUAR

RNS Number:4822G
First Choice Holidays PLC
20 July 2006

20 July 2006

FIRST CHOICE HOLIDAYS PLC

PURCHASE OF SHARES

On 19 July 2006, Giles Thorley (Non-Executive Director of First Choice Holidays PLC) purchased 25,000 shares at the price of 213.50 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBGGDRDGDGGLG

RNS Number:4197G
First Choice Holidays PLC
19 July 2006

19 July 2006

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 18 July 2006, shares were purchased at 211.75 pence under the Share Incentive Plan on behalf of John Wimbleton, member of the Group Management Board ("GMB") - Person Discharging Managerial Responsibility ("PDMR").

PDMR	Title	Partnership Shares	Matching Shares	Total
J Wimbleton	Member of GMB	59	15	74

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBGGDRUXBGGLC

RNS Number:2634G
First Choice Holidays PLC
17 July 2006

17 July 2006

FIRST CHOICE HOLIDAYS PLC

FIRST MOVE INTO ASIA PACIFIC

First Choice Holidays PLC has been studying how best to enter the Asia Pacific region, which it believes offers significant growth opportunities. The Group is pleased to announce that Hotelbeds, part of its Online Destination Services Sector ("ODS"), has entered into an agreement to acquire the Pacific World group of companies which has a network of operations in South East Asia and China for a maximum consideration of US$36m (£19.6m). An initial consideration of US$22m (£12m) will be paid at completion.

Asia's tourism industry has now fully recovered following a period of difficult events that affected the region. The World Travel & Tourism Council's research identifies the Asia Pacific region as the second fastest growing outbound market in the world, while China is expected to remain and consolidate its position as the biggest single market for domestic and international tourism in the Asia-Pacific area in the foreseeable future. The long-term growth forecast for the Chinese economy overall is 6.3% p.a. This growth is stimulating both incoming and outgoing tourism. South East Asia is the largest in-bound destination in the Asia-Pacific region and it is estimated by the Pacific Asia Travel Association that domestic and regional travel will grow between 18-20% p.a. over the next 10 years.

Pacific World is the leading specialist inbound company in Asia providing meetings, incentives, conferences and events ("MICE") services to corporate clients, as well as servicing cruiselines and foreign independent travel ("FIT") for tour operators. With an established presence in Hong Kong and the People's Republic of China, Thailand, Singapore, Malaysia, Indonesia, Vietnam and Cambodia, Pacific World operates from 19 offices, and has an excellent reputation in the industry while the experienced local management have developed strong long-term relationships with suppliers and customers.

First Choice believes that the acquisition of Pacific World represents the best way for it to enter this rapidly growing market. It offers an immediate, established presence in the main Asian markets, has sound business disciplines, a history of managed, profitable growth and first-rate management and staff. The companies acquired by Hotelbeds will join the ODS Sector of the Group led by Joan Vila and all key management and the owners will be retained to continue the Company's successful growth.

Pacific World was established in Hong Kong in 1982 by Jacques Arnoux and entered Thailand in 1985. His partner Bob Guy then proceeded to set up the Singapore and Malaysian businesses in 1989. Operations in Indonesia, Vietnam and Cambodia have been established since then. After having a representative office in Beijing since 1982, Pacific World opened a stand-alone Chinese business in Shanghai in 2003.

Pacific World's reputation and strength have been built off a sound base in providing MICE and FIT services at locations throughout its network. The acquisition is consistent with the way ODS and its core business, Hotelbeds, has successfully entered other key strategic markets over the past couple of years. Hotelbeds has taken leading, established offline businesses and introduced them to its source destinations and customers whilst moving the business online. This enables the extension of its online accommodation as well as increasing Hotelbeds international spread and customer and product base.

Commenting on the acquisition, Peter Long, Chief Executive, First Choice said: "As an international leisure travel company, the Asia Pacific region is a key growth area for us and we have been investigating how best to enter it for some

considerable time. By acquiring Pacific World, which is already well established and has operations in eight countries, we have achieved a significant foothold in this market through one acquisition. Pacific World is a successful network of businesses that share First Choice's values. It has an excellent reputation, long-term track record and will help us to continue to deliver superior shareholder value."

Jacques Arnoux, Founder and Managing Director of Pacific World (Northern Region) said:

"This is a great opportunity for us to join a leading international leisure travel PLC. We have developed a successful regional business which we will now be able to leverage in a way that would not have been possible without being part of a larger group. It is very exciting for all of us and we look forward to going from strength to strength."

Bob Guy, Managing Director of Pacific World (Southern Region) commented further:

"Over more than 20 years, we have built a network of companies that covers all the major travel markets of South East Asia. Hotelbeds acts for more than 1,200 tour operators and travel organisers across the world and being acquired by them represents a tremendous opportunity for us to increase both their and our business. In addition, being able to use ODS's technical capabilities will bring enormous benefit to us."

Enquiries:

First Choice Holidays

Peter Long, Chief Executive	Tel: 01293 588530
Lesley Allan, Director Corporate Communication	Tel: 01293 588944
Andy Jones, Director, Planning & Financial Control	Tel: 01293 588038

Hudson Sandler

Jessica Rouleau/Michael Sandler	Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

AC[illegible]GDRGXBGGLS

RNS Number:2099G
First Choice Holidays PLC
14 July 2006

14 July 2006

On 12 July 2006, Dermot Blastland - Director of First Choice Holidays PLC - sold 120,000 shares at 226.31 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBGGDRCGBGGLS

RNS Number:0539G
First Choice Holidays PLC
12 July 2006

12 July 2006

FIRST CHOICE HOLIDAYS PLC

FURTHER STRATEGIC US ACQUISITION

Having identified and actively decided to participate in the student travel and escorted tours markets - niche growth segments in North America - First Choice Holidays PLC is now pleased to announce the acquisition of YMT Vacations ("YMT"). Based in Los Angeles, with sales offices in the US Midwest YMT offers escorted tours and is a specialist in the USA "boomers to seniors market". The maximum total consideration for the business is US$49.6m (£27.0m) and the initial consideration is US$44.0m (£24.0m).

YMT, founded in 1967 by Frank J. and Lenore Dupuis, offers its US tours to people in the 55 - 75 year age bracket (" the baby boomers to seniors market"), which is the highest growth demographic of the US population. A flexible business model and low-cost infrastructure have enabled the company to become a leader in this expanding market. A value operator, it offers close to 15 different itineraries throughout the year and expects to take 25,000 customers on vacation in 2006. Targeting the segment of the population with the most flexible travel requirements, but who prefer the security and sense of community offered by escorted group travel, its land and cruise/tour products focus on classic American travel experiences such as - Alaska, Hawaii, the Canadian Rockies, California and the West, the National Parks, New England and the Annual Rose Parade.

YMT fits First Choice's acquisition criteria. It is in a growth segment with a clearly defined, efficient and sustainable business model. It has an excellent reputation for customer service and is a market leader in this segment of the market. The highly respected, tight knit management team, led by President Bill Price, have strongly established relationships with key suppliers stretching back over a number of years.

Distribution of the product is over 95% direct, with customers responding to a targeted advertising strategy and subsequently booking through YMT call centres. The limited number of itineraries offered allow the sales staff to develop not only a high level of product knowledge but they are also able to assist customers in their decision making step by step thereby increasing the conversion of enquirers to bookers..

Commenting, Frank J. Dupuis, Chairman and YMT Founder, said:
"We believe that joining First Choice gives us the opportunity to be part of an international leisure travel company that has shown that it can identify niche growth segments and build significant positions. For us, to be part of a Group like First Choice, is an exciting prospect in terms of growth potential, new areas of activity and a support network for the incumbent operational management team going forward."

Peter Long, Chief Executive, First Choice commented:
"YMT is a successful business that fits well with our growth criteria and we are delighted that it has agreed to become a part of First Choice. It adds a further offering to our escorted tours segment in North America and brings with it a highly experienced and committed management team. I am sure that YMT will continue to deliver both on performance and the holiday experiences its customers want, whilst leveraging the benefits that will result from it being part of a PLC."

Enquires:

First Choice Holidays
Peter Long, Chief Executive Tel: 01293 588530

Paul Bowtell, Group Finance Director Tel: 01293 588750
Lesley Allan, Director Corporate Communication Tel: 01293 588944
Andy Jones, Director, Planning & Financial Control Tel: 01293 588038

Hudson Sandler
Jessica Rouleau/Michael Sandler Tel: 020 7796 4133

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQUARWRNVRBAAR

RNS Number:7389F
First Choice Holidays PLC
05 July 2006

5 July 2006

FIRST CHOICE HOLIDAYS PLC

DISPOSAL OF ENCORE CRUISES TO MYTRAVEL GROUP PLC

First Choice Holidays PLC, announces the agreement to dispose of Encore Cruises, its Canadian distributor of cruise holidays, to MyTravel Group plc for C$3.75m (£1.85m*). Subject to certain closing conditions the disposal will complete on 31 July 2006.

The disposal will allow the Canadian business to now focus entirely on its own tour operations and retail capability. First Choice Canada Inc achieved a record financial performance for the six months ended 30 April 2006, principally from its core tour operating business.

- ends -

* exchange rate C$1 = 0.49p

This information is provided by RNS
The company news service from the London Stock Exchange

END

DISUUURWMUPQGAA

RNS Number:4650E
First Choice Holidays PLC
13 June 2006

13 June 2006

FIRST CHOICE HOLIDAYS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 APRIL 2006

HIGHLIGHTS

- Operating loss (on an IFRS basis) increases to £68.7m (2005: £65.2m)
- Improvement in underlying(1) operating loss pre IFRS adjustments to £30.3m (2005: £32.0m) Improved by 5%
- Interim dividend of 2.25p per ordinary share (2005: 1.95p) Improved by 15%
- Nine strategic acquisitions in niche specialist segments made in the first half for £94.9m and the acquisition pipeline continues to be strong
- The three specialist sectors first half performance improved by £4.4m
- IFRS adjustments increase first half loss by £34.4m (2005: £32.9m), as previously indicated, which will predominantly reverse in the second half
- Net financing expenses increased by £8m as a result of refinancing the convertible preference shares (£6m) and acquisition financing (£2m)
- Loss before tax increases to £78.2m (2005: £66.7m)

Current trading

- For Summer 2006 Mainstream Holidays Sector revenues are up 4% with long-haul revenues and bookings up 38% and 30% respectively, while margins remain strong
- Specialist Holidays Sector rate of sale and margins for the high season are up against last year
- Activity revenues are up 48% in total for Summer 2006 and 5% on a like-for-like basis
- Online Destination Services bednight bookings for Summer 2006 are up over 60%

Commenting on the results, Peter Long, Chief Executive said:

"We are pleased with our first half performance and have seen our strategy to build a portfolio of leisure travel businesses pay dividends during the first

half. Having a diverse portfolio of businesses and a flexible business model means that we are not over-reliant on any one single destination or source market. By focusing on segments of the marketplace that demonstrate strong growth characteristics, we are satisfying customers' increasing

(1) Operating loss before goodwill amortisation, interest, joint venture & associate and IFRS adjustments. Refer to the tables on page 1 for a reconciliation of underlying and IFRS losses.

demand for differentiated holiday experiences. We remain very focused on a combination of organic and acquisition-led growth. The acquisition pipeline of specialist businesses is strong and will help us build significant leadership positions in the segments of the marketplace we find attractive.

The increase in the interim dividend reflects our continuing confidence that the flexible business model we have created will continue to be highly cash generative. The outlook for the high season in July and August remains strong and we are confident of the outcome for the full year as we continue to progress towards our 5% margin target by 2007."

Enquires:
First Choice Holidays

Peter Long, Chief Executive	Tel: 020 7796 4133 on 13 June
	Tel: 01293 588530 thereafter
Paul Bowtell, Group Finance Director	Tel: 020 7796 4133 on 13 June
	Tel: 01293 588750 thereafter
Lesley Allan, Director Corporate Communications	Tel: 020 7796 4133 on 13 June
	Tel: 01293 588944 thereafter
Andy Jones, Director, Planning & Financial Control	Tel: 020 7796 4133 on 13 June
	Tel: 01293 588038 thereafter
Hudson Sandler	
Jessica Rouleau/Michael Sandler	Tel: 020 7796 4133

Note to editors:

High resolution images are available for the media to view and download from www.vismedia.co.uk. For details of the webcast please visit our website www.firstchoiceholidaysplc.co.uk .

INTERIM STATEMENT

Overview

The Group's strategy is to build a portfolio of leisure travel businesses that participate in high growth segments of the marketplace in which they operate. This strategy has enabled the delivery of a good first half financial performance in market conditions that for certain businesses have been challenging. The operating loss under International Financial Reporting Standards (IFRS) has increased to £68.7m (2005: £65.2m), although the underlying operating loss (before interest, JV and associate) and before adjusting for IFRS changes, has improved by 5% to £30.3m (2005: £32.0m).

We continue to differentiate the Mainstream product, leverage the flexible business models across the Group and invest in companies in niche segments of the marketplace that offer good growth prospects. The combined result of these initiatives is to further diversify risk and increase the geographic spread of the portfolio.

IFRS

This is the first time the Group is reporting under IFRS. When we notified the market of the impact of IFRS in October 2005 we announced that a number of specific accounting adjustments under IFRS would impact the phasing of our Winter and Summer profitability. As a result of these changes, first half losses before tax and amortisation have increased by £34.4m.

Accordingly, the headline loss before interest and tax has increased to £67.0m (2005: £65.5m). In addition, the refinancing of the convertible preference shares (£6.0m) we carried out last Summer, together with a higher level of acquisition spend (£2.0m), has led to an additional £8.0m of net financing expenses. The headline loss before tax, therefore, has increased to £76.5m (2005: £67.0m).

£'m	HY06	HY05
Underlying operating loss pre IFRS	(30.3)	(32.0)
IFRS adjustment	(33.8)	(32.5)
Operating loss post IFRS	(64.1)	(64.5)
Joint venture & associate*	(2.9)	(1.0)
Headline loss before interest and tax	(67.0)	(65.5)
Interest*	(9.5)	(1.5)
Headline loss before tax	(76.5)	(67.0)

* Including IFRS adjustments - see table below

The total IFRS adjustments of £34.4m can be summarised as follows:

£'m	HY06	HY05
Mainstream Holidays	(26.6)	(24.1)
Specialist Holidays	(0.2)	(1.0)
Activity Holidays	(7.0)	(7.4)
ODS	0.0	0.0
Sector level	(33.8)	(32.5)
Joint venture & associate	(0.2)	0.0
Interest	(0.4)	(0.4)
Total IFRS adjustment	(34.4)	(32.9)

The increase in Winter losses resulting from the change to IFRS will predominantly reverse in the second half of the year, increasing second half

profitability. As previously stated, the accounting changes under IFRS have no impact on the Group's strategy or cash generation. On a full year basis the headline profit before tax for the year ended 31 October 2005 has increased by £1m to £115m (see appendix 1).

Sector review

As part of our chosen strategy, we have identified two growth segments in North America in which we are determined to build a significant presence - student travel and the escorted tours market. We entered the US student travel market in July 2004 with the acquisition of StudentCity.com and since then have made eight further acquisitions in this marketplace. Our entry into the escorted tours market came in December 2005 with the acquisition of the Grand Expeditions group of companies and INTRAV.

Accordingly, we are structuring our North American businesses under First Choice Holdings Inc, that will comprise four divisions - First Choice Expeditions which groups together Country Walkers, Travcoa, TCS, International Expeditions, Park East and INTRAV; First Choice Marine with its distinct brands of The Moorings, Sunsail Yachts, Footloose, NauticBlue and Signature Crewed Yachts; First Choice Independent Vacations where Europe Express will sit and First Choice Student Travel where we now have ten brands catering principally to the college and high school breaks market.

For reporting purposes, First Choice Independent Vacations and First Choice Student Travel are included within the Specialist Holidays Sector while First Choice Expeditions and First Choice Marine are included within the Activity Holidays Sector.

Mainstream Holidays

The Mainstream Holidays Sector has continued to perform well. The Sector's revenue for the six months ended 30 April 2006 was £352.5m (2005: £353.8m, adjusted to include Adult Ski) with a loss before tax of £58.7m (2005: £54.7m). The increase in loss before tax is attributable to the changes in accounting under IFRS (£2.5m) and additional marketing spend (£1.5m) to support the brand

as we increase the rate at which we distribute our product through controlled channels. This has resulted in some margin dilution in the first half but does not change our belief that gaining greater control of distribution, and having a direct relationship with our customers, will lead to margin enhancement in the medium term for this Sector.

Winter capacity was reduced by 8% year-on-year with a 24% reduction in short-haul, 11% in medium-haul and a 44% increase in long-haul, while inclusive-tour passenger numbers were down 8% year-on-year. We have seen strong demand for long-haul destinations where passenger volumes were up 41%, with long-haul now accounting for 19% of our Winter programme (2005: 12%).

Our strategy of generating higher quality earnings through differentiating our product offering continues. We are expanding our portfolio of product that is exclusive to First Choice customers and now have five high-quality First Choice Holiday Villages. This all-inclusive product combines comfort and an extensive choice of activities, restaurants and other services and facilities. We will be opening our first long-haul Holiday Village, in the Dominican Republic during Winter 2006/07. For the Summer we are operating four newly configured long-haul Boeing 767s and satisfaction levels from our customers are averaging 78% across the long-haul fleet (up 13 percentage points (ppts) versus last year) while our premium product averages a satisfaction score of 84% (up 12ppts versus last year).

Winter 2005/06

Year-on-year change (%)	Capacity	Customers	Revenue
Short-haul	-24%	-26%	-20%
Medium-haul	-11%	-13%	-9%
Long-haul	+44%	+41%	+48%
Total	-8%	-10%	+4%
Inclusive tour		-8%	+5%

Flight-only		-14%	-7%
Total		-10%	+4%

Customers (000)*	Winter 05/06	Winter 04/05	Change
Short-haul	135	182	-26%
Medium-haul	311	356	-13%
Long-haul	107	76	+41%
Total	553	614	-10%
Headline loss (£m)	(58.7)	(54.7)	-7%
Operating margin	(16.7)%	(15.5)%	-1.2ppts
Controlled distribution**	56.5%	47.3%	+9.2ppts
Online distribution**	31.3%	21.9%	+9.4ppts

* Customer number analysis includes UK inclusive tour and flight-only sales
** Controlled and online distribution is expressed as a total % of customer bookings

More to follow, for following part double-click nRN1M4650E

RNS Number:4650E
First Choice Holiday
Part 2 : For preceding part double-click nRNSM4650E

Control of distribution remains a key value driver in this Sector, and for Summer 2006 trading, distribution through our own channels has increased to 66% (Summer 2005: 60%). With 31% (Summer 2005: 24%) of bookings being made through our online route to market, we will continue to invest in our direct distribution capability through both the online and retail channels to achieve our targets for controlled distribution. Our research confirms that customers continue to value travel shops for both holiday purchases and research, and accordingly, we are investing in our retail presence in specific regions of the UK in order to further drive controlled distribution. This investment will include franchise partnerships with independent agents and we will seek to open a number of new First Choice Retail stores in key towns where the First Choice brand is not currently well represented.

Specialist Holidays

	Winter 05/06	Winter 04/05	Change
Customers (000)			
Europe	340	411	-17%
North America	258	266	-3%
Total	598	677	-12%
Capacity			-11%
Revenue growth*			
Europe	-8%		
North America	+4%		
Total	-2%		

Headline (loss)/profit (£m)			
Europe	(7.8)	(6.1)	-28%
North America	14.3	11.1	+29%
Total	6.5	5.0	+30%
Operating margin	1.5%	1.3%	+0.2ppts

* These statistics exclude FY05 and FY06 acquisitions

The Specialist Holidays Sector now operates from 15 source markets in Continental Europe, the UK and North America and specialises in destination-led and lifestyle holidays. The product is highly differentiated and primarily exclusive to our businesses.

The Sector faced significant challenges in the first half of the year, with hurricanes in the Gulf of Mexico affecting a key destination for our Canadian business and our Student Travel division, bird flu scares in the Eastern Mediterranean and continuing acts of terrorism (particularly in North Africa). All of these events impacted holiday bookings, with total passenger volumes down 12% versus prior year. This Sector, however, operates on the basis of low accommodation and flying commitments with low infrastructure costs. As a result, gearing is quite low and as bookings slowed the individual businesses cut back capacity.

The flexibility of this business model and the importance of having a diversified portfolio have been clearly demonstrated in difficult Winter trading conditions, enabling this Sector to increase headline profit by £1.5m (up 30%) to £6.5m. Of this improvement, the existing businesses delivered £0.4m, £0.3m came from acquisitions and £0.8m from accounting changes under IFRS.

European Specialist Businesses

In the Continental European Specialist businesses, demand was most severely impacted by the ongoing impact of terrorist events in Egypt. Holidays to Egypt

were down 27% for the European Specialist Businesses division, but this was partly countered by strong year-on-year growth in Morocco (up 14%) and Greece (up 19%). Capacity was cut back to underperforming destinations and as a result the profit impact of the revenue shortfall of 8% was not significant.

The UK Specialist businesses continue to focus on improved efficiencies and the move to a new generation, more flexible selling system. Hayes & Jarvis has already migrated to the new system and Citalia and Meon will follow in the second half of the year. Hayes & Jarvis volumes and margins have increased as a result of steps taken internally in the business and recovery from the Tsunami impact of the previous year.

North American Specialist Businesses

In a competitive market, Signature Vacations in Canada has maintained its strong position across all the regions of the country. This business has delivered a record financial performance with an increase in operating profit over the prior year with the majority of the improvement achieved in the core tour operating business, although the retail operations maintained growth in both bookings and revenues against a background of strong competition and discounting.

First Choice Student Travel, based in the US and Canada, focuses on both the leisure and educational segments of the student travel markets. Now providing travel experiences to over 200,000 students per annum, we have a market leading position in the US and Canadian leisure student markets as well as the Canadian educational travel segment. In the first half, the business has continued to grow rapidly both organically and by acquisition. Given the size and highly fragmented nature of the market, we will continue to pursue an aggressive growth and consolidation strategy in both the leisure and educational segments.

First Choice Independent Vacations, which experienced a downturn following the London bombings of July 2005, has recovered and is now trading well.

Activity Holidays

Winter 2005/06

Year-on-year change (%)*	Customers	Revenue
Marine**	+4%	+11%
Specialist Ski	+19%	+11%
Activity Adventure	+14%	+12%
Total	+10%	+12%

	Winter 05/06	Winter 04/05	Change
Headline loss (£m)	(10.2)	(13.7)	+25%
Operating margin	(6.9)%	(22.4)%	+15.5ppts

* These statistics exclude FY05 and FY06 acquisitions, total turnover up 142%
**Marine currently includes Sunsail Clubs & Flotillas, Inland Waterways and Sunsail Yachts.

The Activity Holidays Sector delivered an improved result for the first half with revenue up 142% to £148m (2005: £61m) and losses were significantly reduced to £10.2m (2005: £13.7m). While the acquisitions in the Activity Adventure Division and the US businesses (Grand Expeditions and INTRAV) have contributed to the improved result we are pleased that like-for-like losses continue to improve primarily as a result of enhanced asset utilisation and matching capacity with demand. The like-for-like reduction in losses contributed £0.5m of the first half improvement and the acquisitions contributed a further £2.6m. The balance was as a result of changes under IFRS.

Sunsail Clubs and Flotillas

The Sunsail Clubs revenues were up 22% for the first half of the year and to satisfy increasing demand for higher-quality accommodation within our Club product range, we have added a new Turkish Club, Phokaia. This club, which opened on schedule on 18 May and further strengthens our Mediterranean club portfolio, is already booking very well for the summer season. Revenues for the Sunsail Flotilla business were up 30% for the first half, while full year sales are currently up 13% with particularly strong growth in the Caribbean.

Inland Waterways

The Inland Waterways business is relatively small during the Winter. Nonetheless the business continues to deliver strong top line growth with revenues 15% ahead of the comparable period last year. Continued management focus on utilisation and capacity management has resulted in a two percentage point improvement in occupancy and we are experiencing significant levels of growth in new source markets such as Italy, Spain and Scandinavia.

First Choice Marine

We have consolidated our position in the bareboat yachts charter market through the acquisition of The Moorings and its associated brands in December 2005, and we are now the world's largest bareboat yacht charter operator with over 1,500 yachts and powerboats available for our customers at over 70 bases around the world. Our customers can enjoy the widest range of yachting experiences from premium crewed yachts to quality value-for-money holidays. The integration of The Moorings (and its brands) with our existing Sunsail Yachts operation is progressing well, as we seek to leverage operational synergies within the combined operation and subsequently drive margin improvement.

At the announcement of the preliminary results in December 2005 we indicated that we expected to deliver synergies of around £4.5m from the Grand Expeditions acquisition in the first full year of ownership. These synergies were to be delivered primarily from First Choice Marine and were focused on areas such as removal of duplication in sales offices, base overheads and back office functions. In addition, we announced we would review the corporate head office of Grand Expeditions. After the first six months of ownership we are confident that the initial assessment of potential cost savings will be exceeded in the year to 31 October 2007.

Specialist Ski

Our Specialist Ski division now comprises Luxury Mountain Hotels, FlexiSki and our schools business focusing on ski and educational tours for the UK schools' market. Revenue was up 11% to £17m (2005: £15m). FlexiSki increased passenger numbers by 8% and revenue increased by 9%. The successful first year of

operation of the Hotel Le Fitzroy in Val Thorens, increased revenues in the Luxury Mountain Hotels brand by 47% while the schools business continued to grow. Adult Ski is now managed within the Mainstream Holidays Sector.

Activity Adventure

The Activity Adventure businesses experienced another period of strong growth with like-for-like revenues 12% ahead of the comparable period last year (with total revenue growth up 205% to £67m), as all businesses performed in line with expectations. The businesses acquired during the second half of 2005 have integrated well into the Sector and we continue to target acquisitions that can provide new source market opportunities and have high growth characteristics.

We will be maximising the opportunities we now have in the expedition cruising market following the Group's acquisition of INTRAV in January 2006 and Peregrine Adventures in July 2005. A business unit, First Choice Expedition Cruising, has been created to manage the four ships which sail under the leading brands of Peregrine Shipping and Clipper Cruise Line, and will offer an integrated, complementary portfolio of ships and expedition cruise product through a worldwide distribution network.

First Choice Expeditions

The Grand Expeditions escorted tours businesses have traded well since we acquired them in December 2005. These businesses in the United States offer exciting growth opportunities for the Group within a segment that is characterised by high growth and strong margins.

INTRAV, acquired from Kuoni Travel Holding Ltd. in January 2006 is in the process of being restructured. The company we acquired consisted of three distinct business activities: a coastal cruising operation, expedition cruising operating under the Clipper Cruise Line brand and a premium escorted tours business under the INTRAV brand. The coastal cruising operation was sold following the acquisition. The award-winning Clipper Cruise Line is to be managed under First Choice Expedition Cruising (along with our Peregrine cruising product, as noted above). The integration of the escorted tours

business into the Group has progressed extremely well, with savings of approximately $6m of overheads and marketing costs identified since acquisition. Consequently, we forecast that the combined entity will break-even this year (2005: $7.0m loss) before the cost of restructuring.

Online Destination Services

The Online Destination Services Sector has achieved a 37% increase in total transaction value (TTV) to £159m (2005: £116m). During the period we have continued to develop the Hotelopia brand with additional airline partnerships at an incremental cost of £0.9m. In addition, Winter trading has been affected by the impact of Hurricane Wilma in Mexico, which is a key Winter destination for Hotelbeds in particular. As a result the trading loss for the period has increased by £0.6m to £1.7m (2005: £1.1m). This also includes a £0.4m Winter loss incurred by the Meridian business, based in Greece, acquired in the first half of 2006.

Hotelbeds now has an extensive infrastructure of 67 offices in 16 countries offering local market knowledge and high quality service. This brand grew its TTV by 37% in the period.

The Bedsonline brand has successfully increased its travel agent customer base to 95% of the consortiums in Spain, while Portugal is also experiencing significant growth. TTV is up 126% and the brand is establishing a foothold in other key European markets, North and South America.

	Winter 05/06	Winter 04/05	Change
Online			
Bednights (000)			
Hotelbeds	2,164	1,495	+45%
Bedsonline	1,126	530	+112%
Hotelopia	1,160	685	+69%
Total	4,450	2,710	+64%

Revenue per bednight (year-on-year change)

Hotelbeds	-1%		
Bedsonline	+8%		
Hotelopia	+18%		
Total	+6%		
Headline loss (£m)	(1.7)	(1.1)	-54%
Operating margin	(1.8)%	(1.5)%	-0.3ppts

Hotelopia, our B2C online brand has seen impressive volume growth in the first half with TTV up 71%. The strategic partnership with easyJet has been very successful and we have in the period also signed partnership agreements to be the accommodation provider for bmi, bmibaby and Spanair. Our partnership with the large Spanish bank BBVA has been expanded and we are now working with them in South America.

Island Cruises

Our joint venture with Royal Caribbean Cruises Ltd. trading as Island Cruises had a successful first half with like for like Winter profitability from the first ship, Island Escape, increasing by £0.5m. The Company's second ship the Island Star, which joined the fleet in late October 2005, underwent a refit in November 2005 that included a total refurbishment of public spaces, the addition /conversion of 76 cabins and the addition of 68 cabin balconies. The cost of this refit was £2.2m during the period. Island Star joined her sister ship, Island Escape in Brazil in December 2005.

For the six months ended 30 April 2006 total revenues grew year-on-year by 82% and passengers carried increased by 77%. However, the re-fit of Island Star and a £0.2m IFRS adjustment resulted in an increase in total first half losses by £2.4m to £3.4m2 (2005: £1.0m). Both ships are now in the Mediterranean for the Summer and trading for the remainder of the year is in line with expectations.

Acquisitions

In the last six months we have completed nine acquisitions. A number of these have been a continuation of our strategy to build significant positions in segments of the marketplace that have attractive consumer-driven growth characteristics. These include the student travel

2 Share of JV and associate pre-tax loss of £2.9m includes £0.5m share of associate income (2005: £nil)

market in North America, escorted tours and adventures businesses. In addition, we have also acquired in attractive segments where we have the ability to consolidate a market by acquiring the major specialist yachting competitor, namely The Moorings. With the INTRAV acquisition, we have demonstrated our ability to acquire where radical restructuring is required.

We have continued to acquire businesses in the specialist sectors that demonstrate growth characteristics and the ability to generate superior returns. In December 2005 and January 2006, as previously announced, we acquired the Grand Expeditions group of companies and INTRAV. During the period under review we acquired a further seven specialist businesses and since 1 May we have added one more company to the Group.

The Online Destination Services Sector continues to expand into new geographical markets and in December 2005 we acquired Meridian a Greek destination services business for £3.7m. This acquisition gives us a market leading presence in the Greek Islands.

In January 2006, the Activity Holidays Sector acquired Trek Holidays. Established over 30 years, Trek is one of Canada's leading adventure travel companies. In May, we acquired Travel Class Limited, a leading supplier of ski and UK residential activity trips for schools in the UK market, for a net cash consideration of £6.4m. This acquisition complements our existing schools ski and educational tours business while offering us entry to the UK Activity Centre segment of the market. We are confident that superior returns are achievable from participation in the UK activity segment and a combination with the existing Ski and Travelbound businesses (within the Specialist Ski division) will provide the Group with a market leading position in the school focused travel market with three clear product offerings and brands.

In the North American student travel market, we have continued to build a

significant niche segment through further bolt-ons during the period. As announced in the April pre-close statement, we have acquired four businesses in the educational group travel segment of the market for a total consideration of £16m. The acquisition of Educational Tours, based in Chicago, has secured our position as the second largest educational travel company in the US, catering to middle school students. The three other businesses acquired in this segment, School Voyageurs, Educatours and Jumpstreet, are all based in Canada.

We have a strong pipeline of acquisitions in the second half of the year and currently see no sign of this diminishing as we further strengthen our position in the growth segments we have identified.

Cash

Our net debt position of (£187m) represents increased indebtedness of £288m compared to the same point in the prior year (2005: £101m net cash). The net debt position is made up of £156m of cash and £343m of debt. The refinancing of the RCCL preference shares (£199.5m) in the second half of 2005, which gave us improved tax efficiency and a lower cost of debt, combined with our acquisition expenditure account for this increase in debt.

Dividends

The Board has declared an interim dividend of 2.25p (2005: 1.95p) per ordinary share. This represents an increase of 15% compared to the same period in the prior year. This is in line with our stated progressive dividend policy to maintain dividend cover at around two-times. The dividend is payable on 1 November 2006 to shareholders on the register at 29 September 2006.

Outlook

Current trading prospects

---

y-o-y variation %		Summer 2006 Sales	Summer 2006 Customers
Mainstream*			
	Short-haul	-5	-9
	Medium-haul	-4	-9
	Long-haul	+38	+30
Total		+4	-5
Capacity			-5
Specialist			
	Europe	-12	-13
	North America	-11	-6
Total		-12	-13
Capacity			-12
Activity			
	Marine**	+1	n/a
	Adventure**	+11	n/a
	Ski	+20	n/a
Total		+5	n/a

Online Destination Services		Summer 2006 Sales	Summer 2006 Bednights
Online			
	Hotelbeds	+40	+60
	Bedsonline	+93	+74
	Hotelopia	+57	+54
Total		+51	+61

Notes:

These figures are up to 5 June 2006

*These statistics reflect inclusive tour sales only

**These statistics exclude FY05 and FY06 acquisitions

In the seven weeks since the trading update on 26 April 2006, trading for Summer 2006 has continued to perform in line with our expectations.

In Mainstream Holidays our performance reflects our focus on long-haul destinations and differentiated product. We continue to refine the short-haul offering and reduce capacity to match demand. Medium-haul destinations are showing an improving trend with Greece, Egypt and Morocco proving extremely popular and Turkey continuing to recover. Sales in our higher quality earnings long-haul programme show that the investment we have made in both the in-flight experience and in resort are proving what our customers want. Margins for the season remain strong.

Specialist Holidays Sector trading has progressed as we anticipated, with our European businesses Summer sales broadly flat against last year across the entire season. We have continued to reduce capacity in the shoulder season, when margins are lower. In the high season, however, the rate of sale and margins has continued to perform ahead of last year. In particular, we have experienced significant demand for Morocco and Greece, while both sales and margins in our UK specialist businesses are up versus last year. Both the Activity Holidays and Online Destination Services Sectors continue to perform well.

Although early in the selling period, where Winter 2006/07 is on sale, we are performing in line with our expectations.

Our Group operates a flexible and efficient business model across a portfolio of brands. This enables us to operate successfully and maintain growth in a more challenging trading environment. Furthermore, opportunities exist to continue to grow our business organically and through acquisitions in order to build significant leadership positions in attractive segments of the travel market with strong growth characteristics. We remain confident of the outlook for the remainder of this year.

Consolidated income statement

for the six months ended 30 April 2006 (unaudited)

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Revenue	1,016.8	879.7	2,578.6
Cost of sales	(949.7)	(830.2)	(2,220.4)
Gross profit	67.1	49.5	358.2
Administrative expenses	(133.7)	(114.0)	(242.7)
Share of operating (losses)/ profit of joint venture and associate	(2.1)	(0.7)	1.9
Operating (loss)/profit	(68.7)	(65.2)	117.4
Analysed as:			
Headline (loss)/profit before interest and tax	(67.0)	(65.5)	120.2
Amortisation of business combination intangibles	(2.5)	-	(1.9)
Taxation on losses/(profits) of joint venture and associate	0.8	0.3	(0.9)
	(68.7)	(65.2)	117.4
Financial income	3.8	3.0	7.7
Financial expenses	(13.3)	(4.5)	(12.9)
Net financing expenses	(9.5)	(1.5)	(5.2)
(Loss)/profit before tax	(78.2)	(66.7)	112.2
Taxation	20.6	19.1	(31.9)
(Loss)/profit for the period	(57.6)	(47.6)	80.3
Attributable to:			
Ordinary shareholders	(57.8)	(54.6)	70.1
Preference shareholders	-	6.8	10.0
Minority interest	0.2	0.2	0.2
(Loss)/profit for the period	(57.6)	(47.6)	80.3

Basic (loss)/earnings per ordinary share	(11.0p)	(10.5p)	13.5p

Non GAAP measures

Reconciliation of headline (loss)/profit before interest and tax to headline (loss)/earnings

Headline (loss)/profit before interest and tax	(67.0)	(65.5)	120.2
Net financing expenses	(9.5)	(1.5)	(5.2)
Headline (loss)/profit before tax	(76.5)	(67.0)	115.0
Taxation (Group and share of joint ventures and associates)	21.4	19.4	(32.8)
Minority interest	(0.2)	(0.2)	(0.2)
Preference dividends	-	(6.8)	(10.0)
Headline (loss)/earnings	(55.3)	(54.6)	72.0
Basic headline (loss)/earnings per ordinary share	(10.5p)	(10.5p)	13.9p

Consolidated balance sheet

at 30 April 2006 (unaudited)

	30 April 2006 £m	30 April 2005 £m	31 October 2005 £m
Non-current assets			
Property, plant and equipment	309.0	277.6	284.0
Intangible assets	559.8	393.4	460.0
Investments in joint venture and associates	32.4	31.9	34.5
Other investments	0.9	0.8	0.8
Trade and other receivables	80.4	52.5	52.3
Deferred tax assets	61.0	48.3	49.8
	1,043.5	804.5	881.4
Current assets			
Trade and other receivables	478.5	419.7	323.9
Derivative financial instruments	20.0	-	-
Cash and cash equivalents	156.1	165.8	125.3
Assets classified as held for sale	6.5	5.6	9.0

	661.1	591.1	458.2
Total assets	1,704.6	1,395.6	1,339.6
Current liabilities			
Interest-bearing loans and borrowings	(313.4)	(26.4)	(73.3)
Derivative financial instruments	(26.4)	-	-
Trade and other payables	(1,004.8)	(854.2)	(799.7)
Provisions	(13.1)	(18.4)	(21.3)
Income tax payable	(3.4)	(4.6)	(28.4)
	(1,361.1)	(903.6)	(922.7)
Non-current liabilities			
Interest-bearing loans and borrowings	(30.1)	(38.4)	(33.9)
Employee benefits	(34.6)	(32.7)	(34.2)
Other long term liabilities	(35.9)	(21.6)	(25.3)
Provisions	(32.3)	(26.7)	(33.4)
Deferred tax liabilities	(29.0)	(20.5)	(23.8)
	(161.9)	(139.9)	(150.6)
Total liabilities	(1,523.0)	(1,043.5)	(1,073.3)
Net assets	181.6	352.1	266.3
Equity			
Share capital	15.9	215.3	15.9
Share premium	241.7	239.8	241.5
Other reserves	336.8	162.1	337.8
Retained earnings	(413.2)	(265.4)	(329.2)
Total equity attributable to equity holders of the parent	181.2	351.8	266.0
Minority interest	0.4	0.3	0.3
Total equity	181.6	352.1	266.3

Consolidated statement of cash flows
for the six months ended 30 April 2006 (unaudited)

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
(Loss)/profit for the period	(57.6)	(47.6)	80.3
Adjustment for:			
Depreciation and amortisation	24.2	19.0	43.2
Equity-settled share-based payment expenses	3.0	1.0	2.2
Loss/(gain) on sale of property, plant and equipment	-	0.1	(0.4)
Loss/(income) from joint venture and associate	2.1	0.7	(1.9)
Finance income	(3.8)	(3.0)	(7.7)
Finance expense	13.3	4.5	12.9
Income tax (credit) / expense	(20.6)	(19.1)	31.9
Operating (loss)/profit before changes in working capital and provisions	(39.4)	(44.4)	160.5
Increase in trade and other receivables	(168.5)	(145.8)	(41.0)
Increase in trade and other payables	160.3	144.1	29.0
(Decrease)/increase in provisions and employee benefits	(5.9)	1.2	9.4
Cash flows from operations	(53.5)	(44.9)	157.9
Interest paid	(11.1)	(0.8)	(7.0)
Interest received	2.1	0.2	3.4
Income taxes paid	(9.3)	(11.3)	(32.5)
Cash flows from operating activities	(71.8)	(56.8)	121.8
Investing activities			
Proceeds from sale of property, plant and equipment	15.9	4.1	11.1
(Purchase of)/proceeds from sale of investments	(0.1)	-	0.1
Dividends received	-	-	0.3
Acquisition of subsidiaries, net of cash acquired	(79.5)	(1.7)	(33.1)
Acquisition of property, plant and equipment	(20.4)	(30.4)	(65.8)
Net cash flow from investing activities	(84.1)	(28.0)	(87.4)

Financing activities			
Proceeds from the issue of share capital	0.2	-	1.4
Proceeds from new loans	294.9	-	30.9
Repayment of borrowings	(40.3)	(2.9)	(7.9)
Payment of finance lease liabilities	(13.6)	(1.5)	(7.2)
Ordinary dividends paid	(34.7)	(28.5)	(28.7)
Preference dividends paid	-	(6.7)	(11.0)
Redemption of preference shares	-	-	(199.5)
Net cash flow from financing activities	206.5	(39.6)	(222.0)
Net increase/(decrease) in cash and cash equivalents	50.6	(124.4)	(187.6)
Cash and cash equivalents at start of period	105.4	292.2	292.2
Effect of foreign exchange on cash held	0.1	(2.0)	0.8
Cash and cash equivalents at end of period	156.1	165.8	105.4

Cash and cash equivalents for the cash flow statement comprise:

Cash and cash equivalents shown on the balance sheet	156.1	165.8	125.3
Overdraft bank accounts shown in interest bearing liabilities	-	-	(19.9)
Cash and cash equivalents for the cash flow statement	156.1	165.8	105.4

Consolidated statement of recognised income and expense

for the six months ended 30 April 2006 (unaudited)

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Foreign exchange translation	0.7	(0.8)	(2.1)
Actuarial losses arising in respect of defined benefit pension schemes	-	-	(8.0)
Tax on items taken directly to equity	2.7	-	5.2

Cash flow hedges:			
- movement in fair value	(7.4)	-	-
- amounts recycled to the income statement	(1.4)	-	-
Net expense recognised directly in equity	(5.4)	(0.8)	(4.9)
(Loss)/profit for the period	(57.6)	(47.6)	80.3
Total recognised (expense)/income for the period	(63.0)	(48.4)	75.4
Attributable to:			
Ordinary shareholders	(63.2)	(55.4)	65.2
Preference shareholders	-	6.8	10.0
Minority interest	0.2	0.2	0.2
	(63.0)	(48.4)	75.4

First time adoption of IAS 32 and 39			
Hedging reserve	4.4	-	-
Retained earnings	(4.7)	-	-
	(0.3)	-	-

Notes (unaudited)

1. Basis of preparation

First Choice Holidays PLC (the "Company") is a company domiciled in the United Kingdom. The consolidated interim financial statements of the Company for the six months ended 30 April 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 October 2006, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted by the EU ("adopted IFRSs"). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 October 2006 or are expected to be endorsed and effective (or available for early adoption) at 31 October 2006, the Group's first annual reporting date at which it is required to use adopted IFRSs.

The adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 October 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 October 2006.

The consolidated interim financial statements do not include all of the information required for full annual financial statements and none of the financial information included within the consolidated interim financial statements has been subject to audit.

The comparative figures for the financial year ended 31 October 2005 and the six month period to 30 April 2005 are extracted from the "First Choice Holidays PLC IFRS Update" and "IFRS Supporting Documentation" as published by the Group on 23 March 2006. This information is available on the Group's website, www.firstchoiceholidaysplc.com.

With the exception of financial instruments, as detailed below, the accounting policies and first time adoption transitional rules followed in this interim financial report are the same as those published by the Group on 23 March 2006 within the IFRS Update, which is also available on the Group's website, www.firstchoiceholidaysplc.com. To further aid understanding and comparability with the Group's historic performance, the tables in Appendix 1 show a reconciliation between the income statements and the balance sheet under IFRS and the results under UK GAAP for the 6 month period ended 30 April 2005 and the year ended 31 October 2005.

The comparative figures for the financial year ended 31 October 2005 are not the Company's statutory accounts for the financial year. These accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A copy of this report and financial information is available for members of the public from the Company's registered office at First Choice House, London Road, Crawley, West Sussex, RH10 9GX. Website: www.firstchoiceholidaysplc.com.

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Accounting policy for financial instruments

In accordance with IFRS 1, "First Time Adoption of International Financial Reporting Standards", the Group has applied the transition adoption rules for IAS 32: Financial Instruments (Disclosure and Presentation) and IAS 39: Financial Instruments (Recognition and Measurement). The Group has therefore applied these standards, and the related accounting policies, only with effect for the current period from 1 November 2005 and not within the comparative financial information. The opening balance sheet at 1 November 2005 has been adjusted to reflect the adoption of these standards from that date and details of these adjustments can be found in note 10.

2. Segmental information

Segmental information Period ended 30 April 2006

Sector analysis

Leisure Travel £m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
Revenue							
Total revenue	361.9	420.8	147.6	100.8	(14.3)	-	1,016.8
Less: Inter segment revenue	(9.4)	-	-	(4.9)	14.3	-	-

External revenue							
- continuing operations	352.5	420.8	106.7	95.2	-	-	975.2
- acquisitions	-	-	40.9	0.7	-	-	41.6
Total external revenue	352.5	420.8	147.6	95.9	-	-	1,016.8
Operating loss	(58.7)	6.3	(12.3)	(1.9)	-	(2.1)	(68.7)
Add back:							
Amortisation of business combination intangibles	-	0.2	2.1	0.2	-	-	2.5
Taxation on joint venture and associates	-	-	-	-	-	(0.8)	(0.8)
Headline loss before interest and tax	(58.7)	6.5	(10.2)	(1.7)	-	(2.9)	(67.0)
Analysed as:							
- continuing operations	(58.7)	6.5	(11.6)	(1.3)	-	-	(65.1)
- acquisitions	-	-	1.4	(0.4)	-		1.0
Joint venture and associates before tax	-	-	-	-	-	(2.9)	(2.9)
	(58.7)	6.5	(10.2)	(1.7)	-	(2.9)	(67.0)
Net financing expenses							(9.5)
Headline loss before tax							(76.5)

2. Segmental information - cont'd

Segmental information Period ended 30 April 2005

Sector analysis
Leisure
Travel

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and	Total Group

						associate	
Revenue							
Total revenue	366.6	391.2	61.1	80.8	(20.0)	-	879.7
Less: Inter segment revenue	(12.8)	-	-	(7.2)	20.0	-	-
Total external revenue	353.8	391.2	61.1	73.6	-	-	879.7
Operating loss	(54.7)	5.0	(13.7)	(1.1)	-	(0.7)	(65.2)
Add back:							
Amortisation of business combination intangibles	-	-	-	-	-	-	-
Taxation on joint venture and associates	-	-	-	-	-	(0.3)	(0.3)
Headline loss before interest and tax	(54.7)	5.0	(13.7)	(1.1)	-	(1.0)	(65.5)
Analysed as:							
- continuing operations	(54.7)	5.0	(13.7)	(1.1)	-	-	(64.5)
Joint venture and associates before tax	-	-	-	-	-	(1.0)	(1.0)
	(54.7)	5.0	(13.7)	(1.1)	-	(1.0)	(65.5)
Net financing expenses							(1.5)
Headline loss before tax							(67.0)

Segmental information Period ended 31 October 2005

Sector analysis
Leisure
Travel

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
Revenue							
Total revenue	1,292.2	890.6	193.6	249.1	(46.9)	-	2,578.6
Less: Inter segment revenue	(27.9)	-	-	(19.0)	46.9	-	-
Total external revenue	1,264.3	890.6	193.6	230.1	-	-	2,578.6
Operating profit	57.5	30.7	15.9	11.4	-	1.9	117.4
Add back:							
Amortisation of business combination intangibles	-	0.8	1.1	-	-	-	1.9
Taxation on joint venture and associates	-	-	-	-	-	0.9	0.9
Headline loss before interest and tax	57.5	31.5	17.0	11.4	-	2.8	120.2
Analysed as:							
- continuing operations	57.5	31.5	17.0	11.4	-	-	117.4
Joint venture and associates before tax	-	-	-	-	-	2.8	2.8
	57.5	31.5	17.0	11.4	-	2.8	120.2

Net financing expenses	(5.2)
Headline loss before tax	115.0

Comparative segmental information has been restated to reflect the transfer of management of the Adult Ski business from the Activity Holidays to the Mainstream Holidays Sector.

3. Net financing expenses

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Interest income	2.0	1.5	4.7
Expected return on pension scheme assets	1.8	1.5	3.0
Financial income	3.8	3.0	7.7
Bank interest payable on loans and overdrafts	(10.5)	(1.8)	(7.3)
Finance lease charges	(0.6)	(0.8)	(1.8)
Interest on pension scheme liabilities	(2.2)	(1.9)	(3.8)
Financial expenses	(13.3)	(4.5)	(12.9)

Net financing expenses	(9.5)	(1.5)	(5.2)

4. Taxation

Income tax for the six month period to 30 April 2006 is calculated using the estimated annual effective tax rate for the year ending 31 October 2006 applied to the pre-tax loss before amortisation of business combination intangibles for the interim period.

The tax credit for the period comprises both the Group tax credit, and the joint venture tax credit and associate tax charge which, under IFRS, are included within the Group's share of joint venture and associate profits and losses on the face of the income statement.

On this basis, the tax rate applied on the loss before tax for the interim period is 28% (2005: full year rate 29%).

5. Dividends

Ordinary shares

Dividends have been recognised within equity as follows:

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	24.5	19.4	19.4
Interim dividend paid for 2005 of 1.95p	-	-	10.1

[illegible].5	19.4	29.5

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.25p per share (2005: 1.95p) payable on 1 November 2006 to the holders of relevant shares on the register at 29 September 2006. The interim dividend amounts to £11.8m (2005: £10.1m) and will be recognised in the financial statements in the second half of the year.

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 11 October 2006 and any requests should be made in good time ahead of that date.

Preference shares

All preference shares were redeemed by the Company on 27 July 2005. In the six month period to 30 April 2005, preference share dividends of £6.7m were paid.

6. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2006 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts.

	Weighted average	Loss	Weighted average	Loss

	Loss 2006 £m	no. of shares 2006 millions	per share 2006 pence	Loss 2005 £m	no. of shares 2005 millions	per share 2005 pence
Basic loss per ordinary share	(57.8)	524.2	(11.0)	(54.6)	518.5	(10.5)
Amortisation of business combination intangibles	2.5	-	0.5	-	-	-
Headline loss per ordinary share	(55.3)	524.2	(10.5)	(54.6)	518.5	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic earnings per share and diluted adjusted loss per share has not been disclosed as all the potential ordinary shares that comprise the calculation are anti-dilutive.

7. Acquisitions

During the six months ended 30 April 2006, the Group has made the following acquisitions:

Sector & entity	Country of operation	Date of acquisition	Consideration £m
Specialist			
Jumpstreet*	Canada	April 2006	1.7
School Voyageurs*	Canada	April 2006	2.3
Educatours*	Canada	April 2006	1.4
Educational Tours, Inc.*	U.S.A.	April 2006	11.1

Activity			
Grand Expeditions	U.S.A.	December 2005	43.1
Intrav	U.S.A.	January 2006	26.7
Think Adventures	Australia	November 2005	0.1
Trek Holidays+	Canada	January 2006	4.8
ODS			
Meridian	Greece	December 2005	3.7
			94.9

* Provisional consideration is dependent on working capital balances

\+ Provisional consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £67.8m; deferred consideration and acquisition costs of £11.7m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £79.5m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions	Book value prior to acquisition	Accounting policy alignment	Fair value adjustments (provisional)	Fair value to Group (provisional)
£m				
Property, plant and equipment	33.2	-	0.7	33.9
Other intangible assets	0.4	-	13.3	13.7
Deferred tax assets	5.1	0.5	2.5	8.1
Assets classified as held for sale	14.4	-	(5.2)	9.2
Trade and other receivables	18.2	(1.3)	-	16.9
Trade and other payables	(65.3)	-	-	(65.3)
Interest-bearing loans and borrowings	(18.8)	-	-	(18.8)
Income tax receivable/(payable)	0.2	-	(4.9)	(4.7)

Deferred tax liabilities	(0.3)	-	(5.0)	(5.3)
Cash and cash equivalents	21.6	-	-	21.6
Net identifiable assets and liabilities	8.7	(0.8)	1.4	9.3
Goodwill on acquisition				87.0
Fair value of consideration			94.9	
Acquisition costs			1.4	
Total cost of investment				96.3
Cash and cash equivalents acquired				(21.6)
Deferred consideration and accrued costs				(6.9)
Net cash outflow				67.8

8. Reconciliation of movements in equity

	Share capital	Share premium	Other reserves	Retained earnings	Equity holders of parent	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 31 October 2005	15.9	241.5	337.8	(329.2)	266.0	0.3	266.3
Transition adjustments on adoption of IAS 32 and 39	-	-	4.4	(4.7)	(0.3)	-	(0.3)
Re-stated at 1 November 2005	15.9	241.5	342.2	(333.9)	265.7	0.3	266.0

Share based payment	-	-	-	3.0	3.0	-	3.0
Shares issued	-	0.2	-	-	0.2	-	0.2
Total recognised (expense)/ income for the period	-	-	(5.4)	(57.8)	(63.2)	0.2	(63.[illegible]
Ordinary dividends	-	-	-	(24.5)	(24.5)	-	(24.5)
Minority interest dividend	-	-	-	-	-	(0.1)	(0.1)
At 30 April 2006	15.9	241.7	336.8	(413.2)	181.2	0.4	181.6

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserves £m	Total £m
At 31 October 2005	201.4	138.5	(2.1)	-	337.8
Transition adjustments on adoption of IAS 32 and 39	-	-	-	4.4	4.4
Re-stated at 1 November 2005	201.4	138.5	(2.1)	4.4	342.2
Total recognised (expense)/ income for the period	-	-	0.7	(6.1)	(5.4)
At 30 April 2006	201.4	138.5	(1.4)	(1.7)	336.8

9. Movements in cash and net (debt)/funds

	30 April 2006	Cash movement	Foreign exchange movements	Arising on acquisition	Adoption of IAS 32 and 39	31 October 2005	30 April 2005
	£m	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	156.1	30.7	0.1	-	-	125.3	165.8
Bank overdrafts	-	19.9	-	-	-	(19.9)	-
Movements in cash and cash equivalents	156.1	50.6	0.1	-	-	105.4	165.8
Bank loans	(336.0)	(254.6)	0.2	(15.2)	2.0	(68.4)	(41.6)
Finance leases	(7.5)	13.6	-	(3.6)	1.4	(18.9)	(23.2)
Net (debt)/funds	(187.4)	(190.4)	0.3	(18.8)	3.4	18.1	101.0

10. Financial instruments

As set out in note 1, the Group has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Recognition and Measurement" from 1 November 2005. In accordance with IFRS 1, "First Time Adoption of International Financial Reporting Standards", the Group has elected not to re-state comparative information for the impacts of IAS 32 and 39.

Instead, for the year ended 31 October 2005, the accounting policies documented in the UK GAAP financial statements for the year ended 31 October 2005 were applied in respect of: financial instruments issued by the Group; investments equity securities; derivative financial instruments; hedging and translation of foreign currency monetary items.

For the six months to 30 April 2006, the following accounting policies have been

applied:

Derivative financial instruments and hedging

Derivative financial instruments

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of fuel swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current fuel prices. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Derivative financial instruments and hedging

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

If a hedge of a forecast transaction subsequently results in the recognition of

a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability. For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to

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10. Financial instruments - cont'd

occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss 1previously recognised in equity is recognised in the income statement immediately.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged and any gains or losses on remeasurement are also recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves). On the discontinuance of hedge accounting, any adjustment made to the carrying amount of the hedged item as a consequence of the fair value hedge relationship is recognised in the income statement over the remaining life of the hedged item.

Effect of first time adoption of IAS 32 and IAS 39 on 1 November 2005

To adopt IAS 32 and IAS 39 within the balance sheet as at 1 November 2005, the following adjustments have been necessary:

- The recognition on balance sheet of the fair value of derivative financial assets of £23.0m and the fair value of derivative financial liabilities of £18.9m. Unrealised fair value gains of £6.3m on cash flow hedges are included within the hedging reserve. Unrealised fair value losses of £2.2m on fair value hedges are included within retained earnings. Under UK GAAP derivatives were held off balance sheet and were recognised at the time of the hedged transaction.

- IAS 21 requires that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date. Many businesses within the Group already translated at the closing spot exchange rate at each reporting date under UK GAAP. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to decrease net assets by £4.6m at 1 November 2005.

The total adjustment to net assets, after tax, has been recorded directly to equity (note 8) and is summarised below:

10. Financial instruments - cont'd

	Derivative financial instruments	Translation at spot rate	Deferred tax impact	Total
	£m	£m	£m	£m
Non-current assets				
Trade and other receivables	-	(8.3)	-	(8.3)
Deferred tax assets	-	-	2.1	2.1
Current financial assets				
Derivative financial instruments	23.0	-	-	23.0
Current liabilities				

Trade and other payables	-	(3.9)	-	(3.9)
Finance leases	-	1.4	-	1.4
Loans	-	2.0	-	2.0
Derivative financial instruments	(18.9)	-	-	(18.9)
Non-current liabilities				
Provisions	-	4.2	-	4.2
Deferred tax liabilities	-	-	(1.9)	(1.9)
	4.1	(4.6)	0.2	(0.3)
Equity				
Cash flow hedging reserve	6.3		(1.9)	4.4
Retained earnings	(2.2)	(4.6)	2.1	(4.7)
	4.1	(4.6)	0.2	(0.3)

Derivative financial instruments at 1 November 2005 relate to forward foreign exchange contracts, interest rate swaps and fuel swaps. These instruments are used to reduce the exposure of the Group to movements in foreign exchange rates, interest rates and the price of fuel.

11. Approval

The interim financial statements were approved by the Board on 12 June 2006.

Independent Review Report by KPMG Audit Plc

to First Choice Holidays PLC

Introduction

We have been engaged by First Choice Holidays PLC ('the Company') to review the financial information for the six month period to 30 April 2006 which comprises the Consolidated income statement, the Consolidated balance sheet, the Consolidated statement of cash flows, the Consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 April 2006.

KPMG Audit Plc
Chartered Accountants
London

12 June 2006

APPENDIX 1 : IFRS comparative financial information for the 6 months ended 30 April 2005 and the year ended 31 October 2005

Income statement

For the year ended 31 October 2005, profit before interest and tax was £117.4m

under IFRS compared to £93.5m under UK GAAP, an increase of £23.9m. Profit before tax was £112.2m under IFRS compared to [illegible].1m under UK GAAP, an increase of £23.1m.

Reconciliation between UK GAAP and IFRS of GAAP measure income statement

	31 October 2005 PBIT £m	31 October 2005 PBT £m	30 April 2005 LBIT £m	30 April 2005 LBT £m
UK GAAP	93.5	89.1	(44.8)	(45.9)
Pensions accounting	0.6	0.6	0.3	0.3
Holiday pay accrual	-	-	1.0	1.0
Cost recognition	(0.4)	(0.4)	(34.5)	(34.5)
Share based payments	0.8	0.8	0.4	0.4
Pension interest re-classification	0.8	-	0.4	-
Goodwill amortisation	24.9	24.9	11.8	11.8
Amortisation of acquired intangibles	(1.9)	(1.9)	-	-
Taxation on joint ventures and associates	(0.9)	(0.9)	0.3	0.3
Other adjustments	-	-	(0.1)	(0.1)
As adjusted under IFRS	117.4	112.2	(65.2)	(66.7)
Change	23.9	23.1	(20.4)	(20.8)

Headline profits

For the year ended 31 October 2005, headline profit before interest and tax1 was £120.2m under IFRS compared to £118.4m under UK GAAP, an increase of £1.8m. Headline profit before tax2 was £115.0m under IFRS compared to £114.0m under UK GAAP, an increase of £1.0m.

Reconciliation between UK GAAP and IFRS of key income statement indicators

	31 October 2005 Headline PBIT1 £m	31 October 2005 Headline PBT2 £m	30 April 2005 Headline LBIT1 £m	30 April 2005 Headline LBT2 £m
UK GAAP	118.4	114.0	(33.0)	(34.1)
Pensions accounting	0.6	0.6	0.3	0.3
Holiday pay accrual	-	-	1.0	1.0
Cost recognition	(0.4)	(0.4)	(34.5)	(34.5)
Share based payments	0.8	0.8	0.4	0.4
Pension interest re-classification	0.8	-	0.4	-
Other adjustments	-	-	(0.1)	(0.1)
As adjusted under IFRS	120.2	115.0	(65.5)	(67.0)
Change	1.8	1.0	(32.5)	(32.9)

1 Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

2 Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

Balance sheet

For the year ended 31 October 2005, equity was reduced by £36.0m to £266.3m compared to £302.3m under UK GAAP. For the six months ended 30 April 2005,

equity was reduced by £82.2m to £352.1m compared to £434.3m under UK GAAP.

Reconciliation between UK GAAP and IFRS equity

	Equity at 31 October 2005 £m	Equity at 30 April 2005 £m	Equity at 31 October 2004 £m
UK GAAP	302.3	434.3	487.1
Pensions accounting	(38.2)	(30.5)	(30.8)
Holiday pay accrual	(4.0)	(3.0)	(4.0)
Cost recognition	(70.3)	(104.4)	(69.9)
Dividends	24.5	10.1	19.4
Share based payments	2.8	2.1	0.8
Lease incentives	(2.9)	(2.9)	(2.8)
Taxation	33.2	37.2	27.7
Goodwill amortisation	24.9	11.8	-
IFRS 3 intangible amortisation	(1.9)	-	-
Other adjustments	(4.1)	(2.6)	(2.7)
As adjusted under IFRS	266.3	352.1	424.8
Change	(36.0)	(82.2)	(62.3)

This information is provided by RNS
The company news service from the London Stock Exchange

END

IR FLLLFQQBEBBQ

RNS Number:4351D
First Choice Holidays PLC
23 May 2006

RECEIVED

23 May 2006

FIRST CHOICE HOLIDAYS PLC

ANNOUNCEMENT OF INTERIMS RESULTS

First Choice Holidays PLC will be announcing its interim results for the six months ended 30 April 2006, on Tuesday 13 June 2006.

A presentation to analysts will be made at 9.30am, at the offices of ABN AMRO, 250 Bishopsgate, London EC2M 4AA.

For further information about this meeting, or to notify attendance, please contact:

Hudson Sandler	020 7796 4133
Alix Hayward	ahayward@hudsonsandler.com
Amy Faulconbridge	afaulconbridge@hudsonsandler.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORDGGZKFFDGVZM

RNS Number:2561D
First Choice Holidays PLC
19 May 2006

19 May 2006

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 18 May 2006, the following shares were purchased at 212.25 pence under the Share Incentive Plan on behalf of Directors and members of the Group Management Board ("GMB") - Persons Discharging Managerial Responsibility ("PDMRs").

PDMR	Title	Partnership Shares	Matching Shares	Total
D Blastland	Director	707	177	884
W Logan	Member of GMB	706	177	883
P J Long	CEO	707	177	884
N J Jenkins	Member of GMB	707	177	884

This information is provided by RNS
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RDSBGGDUCDBGGLC

RNS Number:9924B
First Choice Holidays PLC
26 April 2006

26 April 2006

FIRST CHOICE HOLIDAYS PLC

TRADING UPDATE, STUDENT TRAVEL ACQUSITIONS
AND HOTELOPIA STRATEGIC AIRLINE PARTNERSHIPS

Prior to entering its close period on 30 April 2006, First Choice Holidays PLC announces the following trading update.

In the five weeks since the AGM statement on 23 March 2006, Summer trading has progressed as we anticipated, with an improvement in sales in the Mainstream Holidays Sector and increasing evidence of improving sales for the high season in the Specialist Holidays Sector. We are confident that trading across the Group will continue to be in line with our expectations.

In Mainstream, Summer sales have been up 7% over the last five weeks with peak season rates of sale and margins particularly strong. Cumulative sales for the Summer are now 4% up on the same period last year.

In the Specialist Sector, our European businesses Summer sales have been broadly flat over the last five weeks on the same period as last year. In the shoulder period of May and June, when margins are lower, the significant capacity reductions we have implemented have resulted in lower year-on-year comparable sales. In the high season, however, we have continued to see improved rates of sale and margins ahead of last year. Accordingly, the cumulative Summer sales position for Europe remains at 12% down on the same period as last year.

The Activity Holidays Sector and Online Destination Services Sector continue to perform well for the Summer with sales up 5% and 53% respectively.

Current trading statistics

		Winter 05/06	
y-o-y variation%		Sales	Customers
Mainstream*			
	Short haul	-20	-24
	Medium haul	-9	-13
	Long haul	+47	+39
Total		+5	-8
Capacity			-8
Specialist			
	Europe	-8	-16
	North America***	+4	-
Total		-2	-10
Capacity			-11
Activity			
	Marine	+11	n/a
	Adventure***	+12	n/a
	Ski	+12	n/a
Total		+12	n/a
Online Destination Services		Sales	Bednights
Online			
	Hotelbeds	+44	+34

Bedsonline	+166	+114
Hotelopia	+128	+203
Total	+84	+80

Notes:

* These statistics reflect inclusive tour sales only from GB up until 22nd April 2006

** According to AC Nielsen Traveltrack data for March 2006, the UK market as a whole fo cumulative bookings for Summer 2006 was down 7.5% with the four major UK tour operators

*** These statistics exclude FY05 and FY06 acquisitions.

Acquisitions integration

Following the acquisition of the Grand Expedition companies in December 2005 and Intrav in January 2006, we remain on track to achieve the synergy and operational efficiency benefits we identified. The management team of First Choice Marine, with its five major brands including Sunsail Yachts and The Moorings, has successfully integrated these businesses and good progress is being made to fully realise £4.5m of synergy benefits in the year to 31 October 2007. Further savings are anticipated in 2008 and 2009. Following the disposal of its two US coastal cruising ships, Intrav is being re-structured to focus on its premium escorted tours and expedition cruise businesses. A significant reduction in Intrav's cost base has already been achieved and the business is well on the way to returning to profitability in 2007.

Student travel acquisitions

The Group has identified the student travel market in North America as a key growth area and has recently completed four acquisitions in the educational group travel sector for a total consideration of £16 million. The businesses provide national curriculum based tours to middle and high school students (11 - 15 year olds) primarily to US destinations.

Educational Tours, based in Chicago, is the second largest educational tours operator in the US and the acquisition has given the Group a significant entry point into this market. School Voyageurs, Educa Tours and Jumpstreet Tours are all Canadian educational tours operators and their acquisition together with Impact Educational Tours, which is already part of the Group, establishes a strong position in this segment of the Canadian market.

Hotelopia new airline partnerships

Hotelopia our b2c accommodation provider has continued to extend its strategic partnerships with airlines. Having originally secured its first contract with easyJet, Hotelopia recently won the contract to be the accommodation provider for Spanair and has now signed two further contracts with bmi and bmibaby. Hotelopia is scheduled to start providing accommodation for the three airlines from May. They have a total customer base of close to 20 million passengers who will be able to book accommodation at more than 20,000 hotels in over 900 destinations through Hotelopia.

Interim results

First Choice Holidays PLC will announce its interim results for the six months ended 30 April 2006 on Tuesday 13 June 2006.

Enquiries

First Choice Holidays PLC
Peter Long, Chief Executive Tel: 01293 588 530
Paul Bowtell, Group Finance Director Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control Tel: 01293 588 058
Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Hudson Sandler
Jessica Rouleau Tel: 020 7796 4133
Michael Sandler

This information is provided by RNS
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END

TSTIFFLISLIEFIR

RNS Number:0275B
First Choice Holidays PLC
05 April 2006

5 April 2006

FIRST CHOICE HOLIDAYS PLC

PURCHASE OF SHARES

On 5 April 2006, Andrew John (Member of the Group Management Board) purchased 4,850 shares at the price of 219.75 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBBGDSCBGGGLU

RNS Number:8895A
First Choice Holidays PLC
03 April 2006

RECEIVED
2007 DEC 17 P 12:52

3 April 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 31 March, Nick Long, son of Peter Long (Chief Executive of the Board) purchased 2,500 shares at the price of 214.99 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBUGDSXUGGGLX

RNS Number:8463A
First Choice Holidays PLC
03 April 2006

31 March 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 31 March we received notification that Lloyds TSB Group Plc is interested in 52,812,921 shares which represents 10.003% of the share capital at that date. The Material Interest is 3.447%:

Registered Holders	No of Shares held	Interest
Lloyds TSB Private Banking	31,640	Material
Scottish Widows Investment Partnership	18,166,466	Material
Scottish Widows Investment Partnership	34,614,815	Non-Material
	Total 52,812,921	

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END
HOLUOARRNBRSRAR

RNS Number:4971A
Office of Fair Trading
28 March 2006

Merger Update:

The OFT has decided, on the information currently available to it, that a relevant merger situation, under the provisions of the Enterprise Act 2002, has not been created in the following merger:

Completed acquisition by First Choice Holidays plc of Grand Expeditions Inc.

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MERSESSUASMSELD

RNS Number:2830A
First Choice Holidays PLC
23 March 2006

23 March 2006

FIRST CHOICE HOLIDAYS PLC

NON-EXECUTIVE DIRECTOR

At the AGM held in London this morning, the Chairman, Sir Michael Hodgkinson made the following statement about the Board's Senior Independent Director, Tony Campbell:

Although Tony Campbell, our Senior Independent Director, is not required to be re-elected at this meeting, it is right that I should draw attention to the fact that he will have completed nine years' service on the Board on 1 April 2006. At that point the Combined Code on Corporate Governance will oblige the Board to state its reasons for continuing to regard Mr Campbell as independent in the execution of his duties as a Non-Executive Director. The Board is pleased that Mr Campbell has indicated that, at the Board's request, he is prepared to serve for a further period of approximately one year to maintain an appropriate level of experience of the Company's affairs in a Board which has been substantially refreshed during the last 18 months by the appointment of four new Non-Executive Directors. His contribution to strategic debate and his wide experience of the retail sector and other leisure activities is of particular value to the Board.

Sir Michael Hodgkinson
Chairman

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END

BOAAKNKPBBKDNNB

RNS Number:2820A
First Choice Holidays PLC
23 March 2006

FIRST CHOICE HOLIDAYS PLC

ANNUAL GENERAL MEETING

SHAREHOLDERS APPROVE ALL RESOLUTIONS

23 March 2006

The Shareholders of First Choice Holidays PLC approved all the resolutions put to the Annual General Meeting in London today.

Ends

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END

RAGSEDFEDSMSELD

RNS Number:2467A
First Choice Holidays PLC
23 March 2006

23 March 2006

FIRST CHOICE HOLIDAYS PLC
AGM STATEMENT

At the Annual General Meeting to be held in London today, the Chairman, Sir Michael Hodgkinson, will make the following trading update:

Trading update

I am pleased to announce that trading for the 2005/06 financial year is progressing in line with our expectations against a background in which certain segments of the marketplace are experiencing tougher trading conditions. Our unique business model allows us to align capacity to match profitable demand, while managing our cost base.

Mainstream Holidays Sector

Our Mainstream Holidays Sector is performing well and the re-mixing of its business model into differentiated medium and long-haul holidays continues to progress to plan.

Winter 05/06

For the Winter season, revenues are 6% higher than last year reflecting stronger pricing and the impact of re-mixing the business. Capacity has been reduced by 8% year-on-year with a 15% cut in short and medium-haul destinations. Margin

RECEIVED
2006 DEC 11 P 12:23

performance, after absorbing increased fuel costs, is in line with our expectations. This has been driven by increasing the proportion of Winter holidays sold via our own controlled distribution channels, particularly online, by 9 percentage points to 57%. For the remainder of the Winter season, we have a similar number of holidays left to sell as at the same point last year.

Summer 06

For Summer 2006, revenues are 3% higher than last year again reflecting stronger pricing and the remixing of the business. This good performance in the early part of the key booking season was achieved despite a number of negative external factors, including the outbreak of bird flu in Turkey, which impacted demand in January. Over the last four weeks revenues have been tracking in line with last year. We have reduced our capacity for the Summer by 5% year-on-year and bookings for inclusive tour packages are currently tracking 5% down. The capacity reductions have been focused on the low season (May and June). Margins are in line with our expectations and ahead of last year, having absorbed incremental fuel costs. Our control of distribution is even greater for the Summer with 68% of our package holiday bookings to date being made through our own channels, an increase of 8 percentage points year on year. For the remainder of the Summer season, we have less holidays to sell than at the same time last year.

Specialist Holidays Sector

Winter 05/06

Our North American business has had a strong Winter (the peak season for this business) with revenues up 4% on flat bookings. Our flexibility means that we have been able to move capacity away from the hurricane hit area of Cancun and offer our customers increased capacity in unaffected areas.

Turkey and Egypt are amongst the key destination markets for many of our European Specialist businesses. Since the terrorist bombings last Summer, we have been reducing low season capacity in these markets and offering holidays to alternative destinations in anticipation of tougher trading conditions. Overall, capacity in this division for Winter has been reduced by 20% while

revenues are down 9% on reduced bookings of 16%.

Summer 06

The Summer season in Europe has been on sale since the beginning of the calendar year and as we anticipated has started slowly. Accordingly, we have cut capacity to appropriate levels to match expected profitable demand. To date revenues are down 11% with bookings down 14%.

The European business model has a highly variable cost base and so revenue shortfalls have a minimal effect on margin. Margins, are strong in many of the key destination markets for the Summer (Morocco, Greece, Egypt) and overall margins in the Specialist Holidays Sector are currently in line with our expectations.

Activity Holidays Sector

Our Activity Sector is performing well for both Winter and Summer with revenues across all the divisions ahead of the previous year by 12% for Winter and 8% for Summer on a like-for-like basis and margins in line with our expectations.

Online Destination Services

Volumes and prices in all routes to market in our Online Destination Services Sector are strong for both Winter and Summer. We are pleased to announce that Hotelopia, our B2C accommodation provider, has recently won the contract to provide online accommodation services for Spanair that is scheduled to commence in the Summer.

Current Trading

	Winter 05/06		Summer 06	
y-o-y variation%	Sales	Customers	Sales	Customers
Mainstream*				
Short haul	-20	-24	-4	-7
Medium haul	-9	-12	-4	-11
Long haul	+47	+39	+33	+23
Total	+6	-7	+3	-5**
Capacity		-8		-5
Specialist				
Europe	-9	-16	-12	-15
North America***	+4	flat	+32	+57
Total	-3	-10	-11	-14
Activity				
Marine	+10	n/a	+2	n/a
Adventure***	+12	n/a	+20	n/a
Ski	+14	n/a	+18	n/a
Total	+12	n/a	+8	n/a
Online Destination Services	Sales	Bednights	Sales	Bednights
Online				
Hotelbeds	+37	+29	+38	+60
Bedsonline	+155	+106	+150	+118
Hotelopia	+134	+214	+52	+46
Total	+77	+73	+47	+62

Notes:

* These statistics reflect inclusive tour sales only from GB up until 19th March.

** According to AC Nielsen Traveltrack data for February 2006, the UK market as a whole for advanced package holiday cumulative bookings for Summer 2006 was down 7.6% with the four major UK tour operators down 4.4%.

*** These statistics exclude FY05 and FY06 acquisitions.

The integration and restructuring actions we are taking in the US businesses acquired in December 2005 and January 2006 are progressing well.

A further trading statement will be made to the market on Wednesday 26th April 2006, prior to entering our pre-close period.

Conclusion

We remain confident that our business model will allow us to continue to make progress this year towards our 5% operating margin target and are satisfied with the progress we have made so far in 2005/06. The introduction of our new long-haul service in the Mainstream Holidays Sector is proving very popular with our customers and we have a strong pipeline of acquisition opportunities in niche growth segments of the travel market that we are actively pursuing.

Sir Michael Hodgkinson
Chairman

Enquiries

First Choice Holidays PLC	
Peter Long, Chief Executive	Tel: 01293 588 530
Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control	Tel: 01293 588 058
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944
Hudson Sandler	
Jessica Rouleau	Tel: 020 7796 4133
Michael Sandler	

This information is provided by RNS
The company news service from the London Stock Exchange

END

AGMSEEFAESMSEDD

RNS Number:2473A
First Choice Holidays PLC
23 March 2006

23 MARCH 2006

FIRST CHOICE HOLIDAYS PLC
IFRS UPDATE

First Choice Holidays PLC ("the Group") today provides a further update in relation to the transition of the Group to International Financial Reporting Standards ("IFRS").

On 26 October 2005, the Group issued a press release summarising the initial impact of transition to IFRS (as adopted by the EU). This provided an analysis of the impact on the opening Group balance sheet at 1 November 2004 and an initial quantification of the range of profit impacts on the financial statements for the comparative year ending 31 October 2005.

The key points of today's update are as follows:

- Opening balance sheet net assets at 1 November 2004 have reduced by £61.3m from £487.1m under UK GAAP to £425.8m under IFRS.
- Headline profit before interest and tax(1) for the year ended 31 October 2005 has increased by £1.8m from £118.4m under UK GAAP to £120.2m under IFRS.
- Headline profit before tax for the year(2) ended 31 October 2005 has increased by £1.0m from £114.0m under UK GAAP to £115.0m under IFRS.
- Profit before tax for the year to 31 October 2005 has increased by £23.1m from £89.1m under UK GAAP to £112.2m under IFRS.
- Headline loss before interest and tax(1) for the six months ended 30 April 2005 has increased by £32.5m from £33.0m under UK GAAP to £65.5m under IFRS.
- The implementation of IAS 32 and 39 relating to financial instruments on 1 November 2005 will increase net assets by £8.9m.

A copy of the reconciliations between UK GAAP and IFRS of the relevant income statements, balance sheets and cash flow statements at 1 November 2004, 30 April 2005 and 31 October 2005, along with the significant accounting policies that First Choice has adopted in preparing the IFRS comparative information, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com. Reconciliations between UK GAAP and IFRS of income statement key indicators and net assets at these dates can be found in section 1 of this press release.

RECEIVED
2006 APR 17 P 3:23

As stated in our press release of 26 October 2005, whilst IFRS results in certain changes to our financial reporting it has no impact on the underlying value drivers of our business. Our strategy, accordingly, is totally unaffected by these changes. The transition to IFRS will not change how the Group is managed and significantly will have no impact on cash generation which remains a key performance measure. It will also not affect the way that the Group assesses potential investments nor the ability of the Group to pay dividends from cash reserves.

(1) Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

(2) Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

A conference call for analysts on the impact of IFRS for the Group will be held at 9am, 23 March 2006.

UK Local call dial in number: 0845 140 0173
Standard international dial in number: +44 (0) 1452 568 060
Conference ID: 6657280

A recording of the conference call will be available for 30 days after the event on the following numbers:

UK Local call dial in number: 0845 245 5205
Standard international dial in number: +44 (0) 1452 550 000
Conference ID: 6657280£

Enquiries:
Paul Bowtell, Group Finance Director Tel: +44 1293 588036
Andy Jones, Director Strategy, Planning & Financial Control Tel: +44 1293 588058

Background

Today's IFRS statement follows on from the earlier statement issued on 26 October 2005 and covers the following areas:

Section	Content
1	Provision and explanation of IFRS comparative balances at 30 April 2005. This includes restatement of the balance sheet at 30 April 2005, the income statement and cash flow statement for the six months ended 30 April 2005. Provision and explanation of IFRS comparative balances at 31 October 2005. This includes restatement of the balance sheet at 31 October 2005, the income statement and cash flow statement for the year

ended 31 October 2005.

2 Update of the impact of IFRS at the date of transition, 1 November 2004.

3 Provision and explanation of the IFRS balance sheet at 1 November 2005, taking into account adjustments made to the IFRS balance sheet following from the implementation of the requirements of IAS 32/39 regarding financial instruments on that date.

1. IFRS COMPARATIVE FINANCIAL INFORMATION FOR THE 6 MONTHS ENDED 30 APRIL 2005 AND THE YEAR ENDED 31 OCTOBER 2005

For the year ended 31 October 2005, headline profit before interest and tax1 is £120.2m under IFRS compared to £118.4m under UK GAAP, an increase of £1.8m. Headline profit before tax2 is £115.0m under IFRS compared to £114.0m under UK GAAP, an increase of £1.0m.

Reconciliation between UK GAAP and IFRS of key income statement indicators

Note	Figures in £m	31 Oct 2005 Headline PBIT(1)	31 Oct 2005 Headline PBT(2)	30 April 2005 Headline LBIT(1)	30 April 2005 Headline LBT(2)
	UK GAAP	118.4	114.0	(33.0)	(34.1)
1.1	Pensions accounting	0.6	0.6	0.3	0.3
1.2	Holiday pay accrual	-	-	1.0	1.0
1.3	Cost recognition	(0.4)	(0.4)	(34.5)	(34.5)
1.5	Share based payments	0.8	0.8	0.4	0.4
1.14	Pension interest re-classification	0.8	-	0.4	-
	Other adjustments	-	-	(0.1)	(0.1)
	As adjusted under IFRS	120.2	115.0	(65.5)	(67.0)
	Change	1.8	1.0	(32.5)	(32.9)

For the year ended 31 October 2005, net assets have been reduced by £33.6m to £268.7m compared to £302.3m under UK GAAP. For the six months ended 30 April 2005, net assets have been reduced by £80.8m to £353.5m compared to £434.3m under UK GAAP.

Reconciliation between UK GAAP and IFRS of balance sheet net assets

Note	Figures in £m	Net assets at 31 October 2005	Net assets at 30 April 2005	Net assets at 31 October 2004
	UK GAAP	302.3	434.3	487.1

1.1	Pensions accounting	(38.2)	([illegible].5)	(30.8)
1.2	Holiday pay accrual	(4.0)	([illegible].0)	(4.0)
1.3	Cost recognition	(70.3)	(104.4)	(69.9)
1.4	Dividends	24.5	10.1	19.4
1.5	Share based payments	5.2	3.5	1.8
1.6	Lease incentives	(2.9)	(2.9)	(2.8)
1.7	Taxation	33.2	37.2	27.7
1.8	Goodwill amortisation	24.9	11.8	-
1.9	IFRS 3 intangible amortisation	(1.9)	-	-
	Other adjustments	(4.1)	(2.6)	(2.7)
	As adjusted under IFRS	268.7	353.5	425.8
	Change	(33.6)	(80.8)	(61.3)

(1) Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

(2) Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

1.1) IAS 19 - Employee Benefits (Pensions)

IAS 19, "Employee Benefits", requires that the present value of the liability for the Group's defined benefit pension schemes be carried on the balance sheet, net of the current market value of the scheme assets. Under FRS 17, "Retirement Benefits", the Group has disclosed carrying values for the pension scheme liabilities that give an indication of the impact that will occur under IFRS. As at 31 October 2005 the total deficit under FRS 17 was £32.8m (Note 5; Annual Report & Accounts 2005).

A valuation in accordance with IAS 19 has been performed at 31 October 2005 on the Group's defined benefit pension schemes. This valued the deficit as £34.2m (31 October 2004: £32.7m). Accordingly, this deficit has been recognised in the IFRS balance sheet at 31 October 2005. Under UK GAAP an asset balance of £4.0m had been held, so the overall reduction in the value of net assets amounts to £38.2m. Partly offsetting this reduction is the separate recognition of an associated deferred tax asset of £10.2m. The net impact on the Group's balance sheet is therefore to reduce net assets by £28.0m (31 October 2004: £21.0m).

Bringing the surplus / deficit of defined benefit pension schemes on to the balance sheet may cause some volatility in net assets year-on-year, due to the requirement to mark to market the value of scheme assets and reassess the scheme liabilities on an actuarial basis. Given the nature of the surplus / deficit, the impact of this is difficult to forecast accurately. However, carrying the

pension deficit on the balance sheet means that it will no longer be required to be expensed through the income statement each year, as was the case under UK GAAP. This has increased profits under IFRS compared to UK GAAP by £0.6m in financial year 2005, which has been recorded in the income statement on a straight line basis.

Previously it had been stated that the Group expected this change in accounting policy would increase profits by approximately £2m per annum. This expectation has now been revised in view of a change in actuarial assumptions in the calculation of scheme liabilities. Further changes to actuarial assumptions in the future may erode the benefits in the income statement in the year to 31 October 2006 under IFRS.

1.2) IAS 19 - Employee Benefits (Holiday Pay)

In addition to the accounting changes for the pension scheme deficit, IAS 19 provides guidance on short-term employee benefits such as wages and salaries and compensated absences, with a requirement that the Group accrue for unused annual leave entitlements at each reporting date. An exercise across the Group has determined that the additional accrual for holiday pay required at 31 October 2005 is £4.0m (31 October 2004: £4.0m). The full year impact of this in the income statement is £nil.

A similar exercise determined that the required holiday pay accrual at 30 April 2005 was £3.0m. Accordingly, losses before tax under IFRS have been decreased by £1.0m in the first half of the year. There is an equal and opposite impact in the second half of the year with second half profits before tax being decreased by £1.0m.

1.3) IAS 2 / IAS 38 - Marketing and other direct costs of providing holidays

IFRS contains more specific guidance than UK GAAP on the circumstances in which marketing and other direct costs of providing holidays may be deferred and matched against associated revenue. For example, IAS 38, "Intangible Assets", requires that all expenditure on advertising and promotional activities should be written off as incurred. IAS 2, "Inventory", allows labour and other costs of personnel directly engaged in providing holiday services (including supervisory personnel and attributable overheads) to be deferred; it does not allow labour and other costs related to sales to be deferred.

Under UK GAAP, the Group's policy has been to charge brochure, other marketing costs and other sales related costs to the income statement in the season to which they relate. These costs will be charged to the income statement as incurred under IFRS. The impact of these changes is to reduce net assets by £70.3m at 31 October 2005 (31 October 2004: £69.9m).

This adjustment will have no impact on the timing of the cash flows for the Group. There was a small increase in the level of costs deferred at 31 October 2005 in comparison to 31 October 2004, reducing profit before tax under IFRS by

£0.4m. A significant proportion of this increase was attributable to new entities acquired during the year.

It should be noted that this change in accounting treatment under IFRS does have an impact on First Choice's first half / second half profitability split. First half losses before tax under IFRS are increased by £34.5m compared to UK GAAP as expenditure previously charged in the second half of the financial year is now being charged in the first half. Similarly, second half profit before tax is increased by £34.1m.

1.4) IAS 10 - Events after the Balance Sheet Date

IAS 10, "Events after the Balance Sheet Date", specifically excludes the recognition as liabilities of dividends that have not been authorised. As a result, final dividends payable are recognised only in the period in which they are approved in the Annual General Meeting and therefore become a liability. Interim dividends are recognised in the period in which they are declared. The impact of this is detailed in the table below.

Dividend payment	When recognised under UK GAAP	When recognised under IFRS
FY 2004 Final dividend £19.4m (Note 8; Annual Report & Accounts 2004)	Second half 2004	First half 2005
FY 2005 Interim dividend £10.1m (Note 5; Interim Report 2005)	First half 2005	Second half 2005
FY 2005 Final dividend £24.5 m (Note 8; Annual Report & Accounts 2005)	Second half 2005	First half 2006

The payment of dividends is no longer charged through the income statement but instead charged through reserves. Therefore the amendment to the timing of recognition will have no income statement impact.

This change will also have no effect on the timing and future payment of the Group's dividends.

1.5) IFRS 2 - Share-based payments

The Group operates a number of share schemes, as described in the annual report for the year to 31 October 2005.

Under UK GAAP, costs were included within the financial statements for such schemes as required by UITFs 17 and 38 (Note 6; Annual Report & Accounts 2005). IFRS 2, "Share based payment", requires that the annual charge for such equity settled schemes be based on the fair value to the employee of share scheme options granted. In line with these requirements, schemes with an Earnings Per Share ("EPS") performance condition have been valued using a binomial valuation model. The fair value of options under schemes with a Total Shareholder Return

("TSR") performance condition have been valued using a simulation based valuation model.

Both the binomial and simulation models take into account factors such as dividend yield, interest rates and share price volatility over the vesting period of the share schemes. The fair value of the options which is charged to the income statement is therefore expected to be lower than the charge to the income statement under UK GAAP, which is based upon the full share price of the options at the date at which they are granted.

Accordingly, there is a £0.8m increase in profit before tax as compared to UK GAAP in the year ended 31 October 2005. This benefit has been recorded in the income statement on a straight line basis through the year, decreasing first half losses by £0.4m and increasing second half profits by £0.4m.

Under IFRS, creditors for shares to be issued under share schemes are held within reserves, as opposed to within trade payables under UK GAAP. Consequently, a creditor of £5.2m recognised under UK GAAP has been transferred to reserves at 31 October 2005 (2004: £1.8m).

The IFRS 2 charge is dependent upon the fair value of options at the grant date. Given the current increased share price of the Group in comparison to the prior year, it is expected that the fair value of future share option grants will be higher than for grants prior to 31 October 2005.

1.6) SIC 15 - Lease Incentives

Under UK GAAP, lease incentives are currently recognised over the period to the first market rent review. This is particularly common on retail properties where the landlord incentivises First Choice to enter into a standard fifteen year lease with a first market rent review typically after five years. IFRS (SIC 15) requires that lease incentives be spread over the entire lease term.

As a result of this change, the Group's IFRS balance sheet at 30 April 2005 and 31 October 2005 includes additional deferred income of £2.9m (31 October 2004: £2.8m). Profit before tax under IFRS has been decreased by £0.1m in the year to 31 October 2005 in comparison to UK GAAP.

1.7) IAS 12 - Income Taxes

Under IAS 12, "Income Taxes", the Group is required to calculate deferred taxation on temporary differences, using a balance sheet liability method, whereas UK GAAP required provision to be made only for taxable timing differences arising between accounting profit and loss and taxable profit recognition.

The impact on the IFRS balance sheet of IAS 12 at 31 October 2005 is as follows:

	Deferred tax	Deferred tax	Total

	assets £m	liabilities £m	£m
Deferred tax recognised under UK GAAP	11.1	(18.3)	(7.2)
(Note 19; Annual Report & Accounts 2005)			
New deferred tax items created by transition on:			
Share options in line with IFRS 2	2.8	-	2.8
Marketing and other direct costs of providing holidays in line with IAS 2 / IAS 38	21.2	-	21.2
Spreading of lease incentives under SIC - 15	0.8	-	0.8
Recognition of the pension scheme deficit	10.2	-	10.2
Spreading of special pension contributions	1.6	-	1.6
Unremitted earnings	-	(2.3)	(2.3)
Adjustments to fair value of fixed assets acquired in business combinations and in consolidation adjustments	-	(3.0)	(3.0)
Other deferred tax assets / (liabilities)	2.1	(0.2)	1.9
Deferred tax recognised under IFRS	49.8	(23.8)	26.0
Variance	38.7	(5.5)	33.2

The effective tax rate for the year to 31 October 2005 under IFRS is 29%. At present it is expected that the transition to IFRS will have no significant impact on the Group's effective tax rate going forward.

1.8) IAS 38 Goodwill amortisation

IAS 38, "Intangible Assets", requires that goodwill is no longer amortised through the Group income statement. Instead, goodwill held in the Group balance sheet is subject to an impairment test at the date of transition and then annually thereafter. Any impairment to the goodwill value is taken through the income statement in the period in which it occurs.

Under UK GAAP, goodwill amortisation of £11.8m was charged through the income statement in the period to 30 April 2005 (Note 6; Interim Report 2005) and £24.9m was charged in the full year (Note 6; Annual Report & Accounts 2005). No such charges are made in the income statement under IFRS in financial year 2005, therefore increasing profit before tax by these amounts in the respective accounting periods.

1.9) IFRS 3 - Intangibles acquired during business combinations

IFRS 3, "Business Combinations", requires that consideration paid in excess of the value of assets acquired be held in the balance sheet. As opposed to this balance all being deemed to be goodwill as was the case under UK GAAP, assets that meet the definition of an intangible asset (i.e. assets that are '

'identifiable non-monetary assets without physical substance') must be identified, recognised separately from goodwill and amortised over the period to which benefits from such assets relate.

In line with IFRS 1, "First time adoption", the Group has decided not to restate, for the requirements of IFRS 3, business combinations and goodwill that arose prior to its date of transition to IFRS on 1 November 2004.

A review of material acquisitions made by the Group since 1 November 2004 for items that meet the definition of an intangible asset to be recognised under IFRS 3 has identified the following:

Intangible Asset	Value under UK GAAP	Value re-stated under IFRS	Amortisation in 2005	Amortisation basis
Goodwill	£68.9m	£60.9m	-	Not amortised
Brands	-	£3.8m	£0.1m	10 years
Customer lists	-	£1.7m	£0.3m	3 years
Order book at acquisition	-	£2.6m	£1.5m	Period to departure
Total	£68.9m	£68.9m	£1.9m	-

Although a number of intangible assets have been identified, the amortisation charge for these assets that has been recognised on acquisitions made during the year is not considered to be significant, being just 1.7% of headline profit before tax (£1.9m / £115.0m). The annualised amortisation charge on these assets will be around £2.4m, approximately 2.1% of the 2005 headline profit before tax (£2.4m / £115.0m). This is significantly lower than the amortisation on goodwill that was previously charged under UK GAAP of £24.9m (Note 6; Annual Report & Accounts 2005), which was 21.8% of headline profit before tax (£24.9m / £114.0m).

Whilst the Group believes that the valuation and subsequent amortisation of intangible assets will not have a sizable impact on the income statement, the annual amortisation charge going forward is extremely difficult to forecast accurately. The valuation of brand names of travel companies, whilst not considered to be a significant proportion of the value of the majority of travel businesses, will vary in value from entity to entity, as will the value of customer listings. The valuation of the order book at acquisition date will also be dependent on the travel season in which acquisition occurs, and no accurate expectation of the quantum of any intangible asset can be made until acquisition contracts become finalised.

1.10) IFRS 5 - Assets Held For Sale

IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", requires that non-current assets meeting the following four criteria should be classified as assets held for sale:

- There is a firm commitment to sell the asset.
- The asset is being actively marketed.
- The asset is available for immediate sale.
- There is an expectation that the sale will occur within 1 year.

The standard is applicable for accounting periods beginning on or after 1 January 2005. The Group has decided to early adopt the requirements of this standard from 1 November 2004, the date of transition to IFRS.

Assets affected by this across the Group are boats, yachts, properties and fonds de commerce (leases held over the operation of properties in France). Accordingly, re-classifications of £5.6m at 30 April 2005 and £9.0m at 31 October 2005 (31 October 2004: £2.1m) have been made in the IFRS balance sheet from property, plant and equipment to current assets. These assets are stated at the lower of book value and fair value less costs to sell.

Under IFRS 5, depreciation of these assets ceases from the date at which assets are deemed to be held for sale. This has improved the Group's underlying profit by £0.2m in the year ending 31 October 2005, with a £0.1m improvement in both the first half and second half of the year.

1.11) IAS 38 - Intangible Assets

Under IAS 38, "Intangible Assets", computer software that is 'not an integral part of the related hardware' should be separated out from other computer software and classed as an intangible asset. This is a change from the current approach under UK GAAP where all computer software is classed as a tangible fixed asset. A review has been performed to assess the impact of this across the Group and the relevant reclassifications of £11.6m and £13.0m from property, plant and equipment to intangible assets have been made in the IFRS balance sheet at 30 April and 31 October 2005 respectively (31 October 2004: £10.4m).

In the income statement, amortisation is now charged on computer software under IFRS as opposed to depreciation under UK GAAP. This will have no impact on profit before tax for the Group.

1.12) IAS 17 - Leases

Finance lease obligations due in less than one year of £19.4m at 30 April 2005 and £16.4m at 31 October 2005 (Note 17; Annual Report & Accounts 2005) have been re-classified from trade and other payables under UK GAAP to current interest bearing liabilities under IFRS.

Finance lease obligations due in greater than one year of £3.8m at 30 April 2005 and £2.5m at 31 October 2005 (Note 18; Annual Report & Accounts 2005) have been re-classified from creditors due in greater than one year under UK GAAP to non-current interest bearing liabilities under IFRS.

1.13) IAS 1 - Assets due to be received / liabilities due to be paid in greater than one year

The Group has previously classified accommodation prepayments paid more than one year in advance as current debtors. IAS 1, "Presentation of Financial Statements", states four criteria by reference to which an item may be classified as a current asset. Having reviewed these criteria, such prepayments are more appropriately classified as non-current assets.

Accordingly, £52.5m and £52.3m have been re-classified as non-current assets at 30 April and 31 October 2005 respectively (31 October 2004: £38.7m).

The Group has also previously disclosed all aircraft maintenance provisions as being non-current liabilities. Again having reviewed the criteria of IAS 1, it is more appropriate to classify some of these provisions as current liabilities.

Accordingly, £18.4m and £21.3m have been re-classified as current liabilities at 30 April and 31 October 2005 respectively (31 October 2004: £14.8m).

1.14) IAS 19 - Employee Benefits (Disclosure of cost of employee pension schemes)

Previously, under UK GAAP, all pension costs have been charged as cost of sales through the Group income statement. This is in accordance with the requirements of SSAP 24.

Utilising an option given in IAS 19, in order to give the most beneficial information to users of the financial statements, the Group has disclosed the interest cost on defined benefit pension schemes (defined by IAS 19 as 'the increase during a period in the present value of a defined benefit obligation') as an interest expense. The return on plan assets of defined benefit pension schemes attained during the financial year has also been re-classified as interest income.

Accordingly, the following adjustments have been made to the Group income statement:

- For the six months to 30 April 2005, the return on plan assets during the period of £1.5m and the interest cost on defined benefit pension obligations of £1.9m have been re-classified as interest income and expense respectively.

- For the year ended 31 October 2005, the return on plan assets during the year of £3.0m and the interest cost on defined benefit pension obligations of £3.8m have been re-classified as interest income and expense respectively.

2. IMPACT OF IFRS AT 1 NOVEMBER 2004

The Group has calculated that at the date of transition to IFRS, 1 November 2004, net assets were reduced by £61.3m (12.6%). The most significant changes to the balance sheet values are:

- An increase in net assets of £19.4m as the 2004 final dividend had not been approved at the date of transition, 1 November 2004, and therefore will not be included in the balance sheet as a creditor at that date.

- A reduction of net assets by £30.8m for bringing the deficit on defined benefit pension schemes onto the balance sheet.

- A reduction in net assets of £69.9 million in respect of the timing of recognition of costs associated with the provision of holidays (including brochure costs) that were recognised under UK GAAP when the associated revenue was accounted for, but which must be expensed as incurred under IFRS.

- An increase in net assets of £27.7m due to the implementation of IAS 12, " Income Taxes", and the tax effect of adjustments to the balance sheet.

The reduction in net assets of £61.3m has increased by £5.3m from the £56.0m reduction as set out in the Group's previous IFRS press release of 26 October 2005.

The updated IFRS Group balance sheet at the date of transition, 1 November 2004, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

3. IFRS BALANCE SHEET AT 1 NOVEMBER 2005 AS RE-STATED FOR THE REQUIREMENTS OF IAS 32 AND IAS 39

The Group is required to implement IAS 32, "Financial Instruments: Disclosure and Presentation", and IAS 39, "Financial Instruments: Recognition and Measurement" at 1 November 2005. The introduction of these standards will not change the Group's hedging strategy.

The balance sheet at 1 November 2005 has been re-stated to incorporate the requirements of these IFRS. Two significant adjustments have been made which are summarised below:

3.1) Fair valuation of derivative financial instruments

IAS 32 and IAS 39 require that all derivative financial instruments are carried on the balance sheet at fair value. These financial instruments are be marked to market at each reporting date with movements in fair value taken through the income statement unless strict requirements relating to hedge accounting are met. Processes and controls are already in place throughout the Group to ensure that the detailed requirements of these standards are adhered to.

At 1 November 2005, the impact of these changes on the IFRS Group balance sheet is as follows:

- Fair value of derivative financial assets now recognised on the balance sheet is £23.0m.

- Fair value of derivative financial liabilities now recognised on the balance sheet is £18.9m.

- Unrealised fair value gains included within the hedging reserve are £4.1m (Note 22; 2005 Annual Report & Accounts).

3.2) Valuation of monetary items at a spot exchange rate

IAS 32 and IAS 39 require that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date.

Many businesses within the Group already translate at the closing spot exchange rate at each reporting date. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to increase net assets by £8.7m at 1 November 2005.

The impact of these two adjustments is to increase net assets by £12.8m. An associated deferred tax liability of £3.9m is also recognised, giving an increase to net assets of £8.9m.

A full reconciliation showing the impact of these adjustments on the IFRS Group balance sheet at 1 November 2005 can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FR UUSWRNWROUAR

RNS Number:2250A
First Choice Holidays PLC
22 March 2006

22 March 2006

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 20 March 2006, the following shares were purchased at 235.99 pence for both Andrew John (Member of the Group Management Board) and Paul Bowtell (Group Finance Director of First Choice Holidays PLC and Member of the Group Management Board.

53 Partnership Shares
13 Matching Shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBUGDXUXDGGLD

RNS Number:9422Z
First Choice Holidays PLC
16 March 2006

16 March 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 13 March 2006 we received notification that, as of 6 March 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 12.84% of the share capital at that date:

Registered Holders No of Shares held

Gerrard Ltd 71,333

Barclays Global Investors Australia Ltd	113,156
Woolwich Unit Trust Managers Ltd	2,676,168
Barclays Global Investors Japan Ltd	473,387
Barclays Global Investors Ltd	31,779,805
Barclays Global Investors NA	5,923,570
Barclays Life Assurance Co Ltd	2,157,385
Barclays Capital Securities Ltd	556,035
Barclays Global Investors Canada Ltd	28,058
Gerrard Ltd	19,066
Barclays Global Fund Advisors	1,922,245
Barclays Bank PLC	350,059
Barclays Global Investors Ltd	15,651,091
Barclays Private Bank and Trust Ltd	4,799,521
Barclays Bank PLC	986,515
Barclays Global Investors Japan Trust & Banking	541,675
Total	68,049,069

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUNVVRNAROAAR

RNS Number:8411Z
First Choice Holidays PLC
15 March 2006

15 March 2006

FIRST CHOICE HOLIDAYS PLC

IFRS UPDATE

First Choice Holidays PLC will provide a further update in relation to the transition of the Group to International Financial Reporting Standards (IFRS) on Thursday 23 March 2006. A conference call for analysts will take place at 9.00am on that day. Dial in numbers for the call are:

UK local call dial in number: 0845 140 0173
Standard international dial in number: +44 (0) 1452 568 060
Conference ID: 6657280

A recording of the conference call will be available for 30 days after the event on the following numbers:

UK local call dial in number: 0845 245 5205
Standard international dial in number: +44 (0) 1452 550 000
Conference ID: 6657280£

Enquiries:

Jessica Rouleau
Hudson Sandler

Telephone: 020 7796 4133

This information is provided by RNS
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END

MSCUVRURNWROAAR

RNS Number:0536Z
First Choice Holidays PLC
28 February 2006

28 February 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 17 February we received notification that, as of 14 February 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 13.44% of the share capital at that date:

Registered Holders	No of Shares held
Gerrard Ltd	19,066
Barclays Global Investors Australia Ltd	350,632
Woolwich Unit Trust Managers Ltd	2,879,677
Barclays Global Investors Japan Ltd	73,387
Barclays Global Investors Ltd	16,460,983
Barclays Global Investors NA	7,545,131
Barclays Life Assurance Co Ltd	2,333,083
Barclays Capital Securities Ltd	424,164
Barclays Global Investors Canada Ltd	28,058
Gerrard Ltd	72,533
Barclays Global Fund Advisors	1,894,630
Barclays Bank PLC	350,059
Barclays Global Investors Ltd	31,779,805
Barclays Private Bank and Trust Ltd	4,821,393
Barclays Bank PLC	986,515
Barclays Global Investors Japan Trust & Banking	546,163
Total	70,965,279

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWUURNVRUUAR

RNS Number:6304Y
First Choice Holidays PLC
20 February 2006

20 February 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 17 February we received notification that, as of 14 February 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 14.30% of the share capital at that date:

Registered Holders	No of Shares held
Gerrard Ltd	19,066
Barclays Global Investors Australia Ltd	431,600
Woolwich Unit Trust Managers Ltd	2,980,964
Barclays Global Investors Japan Ltd	473,387
Barclays Global Investors Ltd	31,904,263
Barclays Global Investors NA	8,382,176
Barclays Life Assurance Co Ltd	2,366,749
Barclays Capital Securities Ltd	389,775
Barclays Global Investors Canada Ltd	28,058
Gerrard Ltd	72,533
Barclays Global Fund Advisors	1,875,544
Barclays Bank PLC	325,229
Barclays Global Investors Ltd	19,864,020
Barclays Private Bank and Trust Ltd	4,834,285
Barclays Bank PLC	986,515
Barclays Global Investors Japan Trust & Banking	546,163
Total	75,480,327

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLURSKRNURUURR

RNS Number:2048Y
First Choice Holidays PLC
09 February 2006

9 February 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 9 February we received notification that Lloyds TSB Group Plc is interested in 17,030,778 shares which represents 3.266% of the share capital at that date:

Registered Holders	No of Shares held
Lloyds TSB Luxembourg	122,810
Lloyds TSB Private Banking	29,473
Scottish Widows Investment Partnership	16,878,495
Total	17,030,778

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKANRNSRURAR

RNS Number:1183Y
First Choice Holidays PLC
08 February 2006

8 February 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 7 February 2006 we received notification that, Barcelo Corporacion Empresarial, SA had disposed of shares in the Company totalling 26,489,710. This decreased the total held to 32,625,919 shares representing 6.16% of the issued share capital at that date:

Registered Holders	No of Shares held
Barcelo Corporacion Empresarial, SA	32,625,919

Simon Barcelo (Non-Executive Director of First Choice Holidays PLC) is a shareholder of Barcelo Corporacion Empresarial, SA.

This information is provided by RNS
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END
HOLUWRSRNWRURAR

RNS Number:0275Y
First Choice Holidays PLC
07 February 2006

7 February 2006

FIRST CHOICE HOLIDAYS PLC

HOLDING(S) IN COMPANY

On 6 February we received notification that, as of 31 January 2006, Barclays PLC, through its legal entities listed below, has a notifiable interest in the following shares which represents 13.95% of the share capital at that date:

Registered Holders	No of Shares held
Gerrard Ltd	22,366
Barclays Global Investors Australia Ltd	420,155
Woolwich Unit Trust Managers Ltd	3,187,648
Barclays Global Investors Japan Ltd	473,387
Barclays Global Investors Ltd	32,206,134
Barclays Global Investors NA	8,651,386
Barclays Life Assurance Co Ltd	2,365,986
Barclays Capital Securities Ltd	347,715
Barclays Global Investors Canada Ltd	28,296
Gerrard Ltd	72,533
Barclays Global Fund Advisors	1,835,296
Barclays Bank PLC	325,229
Barclays Global Investors Ltd	17,270,166
Barclays Private Bank and Trust Ltd	4,892,685
Barclays Bank PLC	986,515
Barclays Global Investors Japan Trust & Banking	546,163
Total	73,631,660

This information is provided by RNS
The company news service from the London Stock Exchange

END
HO[illegible]ORRNVRURAR

RNS Number:2392X
First Choice Holidays PLC
20 January 2006

20 January 2006

FIRST CHOICE HOLIDAYS PLC
PURCHASE OF SHARES BY THE EMPLOYEE BENEFIT TRUST

On 13 January 2006, a total of 40,251 shares were purchased at 243 pence per share by the Employee Benefit Trust on behalf of Falcon Leisure Group (Overseas) Limited. These shares were used to pay a Senior Management Bonus for employees based in Ireland.

All shares were sold by the Employee Benefit Trust on the same day at 243 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCAKKKNBBKDQDB

RNS Number:2190X
First Choice Holidays PLC
20 January 2006

20 January 2006

FIRST CHOICE HOLIDAYS PLC

PURCHASE OF SHARES UNDER THE SHARE INCENTIVE PLAN

On 18 January 2006, a total of 67 shares were purchased at 232 pence per share in respect of Andrew John (member of the Group Management Board) under the Share Incentive Plan made up as follows:

54 Partnership Shares
13 Matching Shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGCGDBDSDGGLG

RNS Number:0761X
First Choice Holidays PLC
18 January 2006

18 January 2006

FIRST CHOICE HOLIDAYS PLC (FIRST CHOICE)

COMPLETION OF ACQUISITION OF INTRAV, INC. (INTRAV)
FROM KUONI HOLDING DELAWARE, INC.

First Choice has completed the acquisition of INTRAV from Kuoni Holding Delaware, Inc. for a total consideration of £36m (US$63.5m). INTRAV is a US based leisure travel group specialising in small ship adventure travel, European river cruises, private jet expeditions and premium escorted tours worldwide.

As part of the acquisition, First Choice acquired four ships, two high specification expedition cruise ships and two coastal cruising ships and in its announcement on 8 December 2005 First Choice stated that it was in discussion to sell the two US coastal cruising ships. The Group is pleased to announce that it has also completed the sale of the two coastal cruising ships to Cruise West, a US family owned small-ship cruise line for £9.5m ($16.5m). This gives a net consideration, therefore, of £26.6m ($47m).

The two ships that First Choice is retaining have a market value of £17m ($30m) and generated revenues of £13.8m ($24.3m) in the twelve months to 31 December 2005. The INTRAV, premium escorted tours business, including European river cruises and private jet expeditions generated revenues of £15.9m ($28.1m).

Commenting on the completion of the acquisition, Peter Long, Chief Executive said:

"I am delighted that we have completed the acquisition. Having acquired the Grand Expeditions group of companies in December, the premium escorted tours business of INTRAV fits perfectly within this portfolio and will benefit from being a part of it. The expedition cruise market is also a key growth area for us and we will now be able to maximise the opportunities that these high specification expedition cruise ships provide us with."

Enquiries:
First Choice Holidays PLC
Peter Long, Chief Executive Tel: 01293 588 530
Paul Bowtell, Group Finance Director Tel: 01293 588 036

Analysts: Tel: 01293 588 058
Andy Jones, Director Planning and Financial Control

Press:
Lesley Allan, Corporate Communications Director Tel: 01293 588 944

Hudson Sandler Tel: 020 7796 4133
Michael Sandler
Elizabeth Young

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQKDLFFQFBBBBF

RNS Number:0732X
First Choice Holidays PLC
18 January 2006

18 January 2006

FIRST CHOICE HOLIDAYS PLC

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS UP TO AND INCLUDING
17 JANUARY 2006

In accordance with Prospectus Rule 5.2, the Company sets out below a summary of the information which has been published or made available to the public over the previous 12 months.

The following UK regulatory announcements have been made via a Regulatory Information Service. A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the Company's website www.firstchoiceholidaysplc.com.

13.01.06 Report & Accounts for the year ended 31 October 2005

03.[illegible].06 Blocklisting return

08.12.05 Preliminary Results for the year ended 31 October 2005
08.12.05 Acquisition of Grand Expeditions from North Castle Partners
08.12.05 Agrees to acquire INTRAV, Inc from Kuoni Holdings
08.12.05 Appointment of Non-Executive Director

14.11.05 Holding(s) in Company

09.11.05 Announcement of preliminary results

28.10.05 Director/PDMR Shareholding

26.10.05 Trading Update
26.10.05 IFRS Update
26.10.05 Significant Accounting Policies

11.10.05 Trading and IFRS Updates

06.10.05 Director/PDMR Shareholding

03.10.05 Holding(s) in Company

30.09.05 Additional Listing

21.09.05 Director/PDMR shareholding

20.09.05 Holding(s) in Company

16.09.05 Holding(s) in Company

07.09.05 Director/PDMR shareholding

05.09.05 Director/PDMR shareholding

09.08.05 Director/PDMR shareholding

05.08.05 Blocklisting return

04.08.05 Director/PDMR shareholding

29.07.05 Director/PDMR shareholding

27.07.05 Holding(s) in Company

27.07.05 Director/PDMR Shareholding

27.07.05 Redemption of Convertible Cumulative Preference Shares

25.07.05 Holding(s) in Company

22.07.05 Director/PDMR Shareholding

14.06.05 Interim Results for the 6 months ended 30 April 2005

09.06.05 Holding(s) in Company

31.05.05 Holding(s) in Company

13.05.05 Holding(s) in Company

12.05.05 Holding(s) in Company

11.05.05 Holding(s) in Company

05.05.05 Holding(s) in Company

04.05.05 Holding(s) in Company
04.05.05 Announcement of Interim results

29.04.05 Trading Update

27.[illegible].05 Holding(s) in Company

26.04.05 Director/PDMR Shareholding

25.04.05 Holding(s) in Company

19.04.05 Director/PDMR shareholding

04.04.05 Holding(s) in Company

01.04.05 Holding(s) in Company

10.03.05 AGM Statement
10.03.05 AGM Shareholders approve all the resolutions

22.03.05 Purchase of shares by the Employee Benefit Trust

22.02.05 Holding(s) in Company

14.02.05 Holding(s) in Company

10.02.05 Appointment of Non-Executive Director
10.02.05 Holding(s) in Company

12.01.05 Purchase of shares by the Employee Benefit Trust

The following documents have been despatched by the Company to holders of its securities during the year:

12.01.05 Notice of 2005 Annual General Meeting
12.01.05 Annual Report & Accounts

13.06.05 Interim Report 2005

12.01.06 Notice of 2006 Annual General Meeting
12.01.06 Annual Report & Accounts

The Company has also made the following filings with Companies House. Copies of these documents can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ (Telephone 0870 3333 636, email at enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

19.12.05 Form 88(2)R Return of allotments

30.11.05 Form 88(2)R Return of allotments

23.11.05 Form 88(2)R Return of allotments

03.11.03 Form 88(2)R Return of allotments

25.10.05 3 Forms 88(2)R Return of allotments

18.10.05 2 Forms 88(2)R Return of allotments

13.09.05 Form 88(2)R Return of allotments

18.08.05 Form 403a Declaration of Satisfaction of Mortgage/Charge

15.08.05 Interim Accounts made up to 04.07.05

16.08.05 Form 288c Director's change in particulars - Bill Dalton

09.06.05 Form 88(2)R Return of allotments

24.07.05 Form 88(2)R Return of allotments

11.07.05 Form 88(2)R Return of allotments

29.06.07 Form 363a Annual Return

09.06.05 Form 88(2)R Return of allotments

31.05.05 Group Annual Accounts made up to 31.10.04

24.05.05 Form 88(2)R Return of allotments

18.05.05 Form 288a Director Appointed - Jeremy David Hicks

13.05.05 Form 288a Director Appointed - Susan Hooper

03.05.05 Form 88(2)R Return of allotments

28.04.05 Form 88(2)R Return of allotments

12.04.05 3 Forms 288b Directors Resigned - Terence Anthony Green, Richard David Fain and Susan Hooper as alternate to Richard David Fain

24.02.05 Form 288c Director's change in particulars - Paul Bowtell

15[illegible].05 Form 88(2)R Return of allotments

10.02.05 Form 88(2)R Return of allotments

11.01.05 Form 88(2)R Return of allotments

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowleged that some of the information referred to above may be out of date.

Copies of information released can be obtained through the Company Secretary at the Company's Registered Office:

First Choice House
London Road
Crawley
West Sussex RH10 9GX

Tel: +44 (0)1293 560777

This information is provided by RNS
The company news service from the London Stock Exchange

END

AIUDDLFFQFBEBBX

RNS Number:9226W
First Choice Holidays PLC
13 January 2006

13 January 2006

FIRST CHOICE HOLIDAYS PLC

Report and Accounts for the year ended 31 October 2005

A copy of the above document has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The Board has decided to submit to shareholders at the Annual General Meeting in 2006 a proposal for the Company to be authorised to purchase its own ordinary shares. The proposal relates to a general authorisation to make market purchases. The Notice of Annual General Meeting, which accompanies the Report and Accounts, accordingly includes a resolution for the Company to be authorised to purchase its own shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACSBXGDBBSBGGLX

RNS Number:3737W
First Choice Holidays PLC
03 January 2006

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
Please ensure the entries on this return are typed

1. Name of company FIRST CHOICE HOLIDAYS PLC

2. Name of scheme FIRST CHOICE HOLIDAYS RESTRICTED SHARE PLAN

3. Period of return: From 30.6.05 to 31.12.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 328,954

5. Number of shares issued/allotted under scheme during period: — 279,137

6. Balance under scheme not yet issued/allotted at end of period — 49,817

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; — 500,000 Ref A3118 - 2.8.96

   700,000 Ref RA 00017-005 - 20.3.00
   995,799 Ref RA FCH00029 - 17.10.01
   500,000 Ref RA FCH 00030 - 21.12.01

Please confirm total number of shares in issue at the end of the period in order for us to update our records

529,763,225

Contact for queries: Address:
Name: Joyce Walter First Choice House, London Road, Crawley, West Sussex RH10 9GX
Telephone: 01293 588813
Person making return As above
Name: Joyce Walter
Position: Deputy Company Secretary
Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
Please ensure the entries on this return are typed

1. Name of company FIRST CHOICE HOLIDAYS PLC

2. Name of scheme FIRST CHOICE HOLIDAYS SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: From 30.6.05 to 31.12.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 567,750

5. Number of shares issued/alloted under scheme during period: — 1,508,063

6. Balance under scheme not yet issued/allotted at end of period — 569,395

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	20,000 Ref A733 - 1.3.96 500,000 Ref A3371 - 8.8.97 1,353,066 Ref RA/FCH 33312 - 8.9.99 2,239,650 Ref RSN 0956Q - 24.09.03 1,509,708 Ref RSN 00385 - 24.9.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records

529,763,225

Contact for queries: Address:
Name: Joyce Walter First Choice House, London Road, Crawley, West Sussex RH10 9GX
Telephone: 01293 588813
Person making return As above

Name: Joyce Walter

Position: Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRDGGGMDFZGVZM

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A2: RNS ANNOUNCEMENTS

TUI AG

RECEIVED
2007 DEC 17 P 12:54

Declaration of compliance for 2007 with respect to the German Corporate Governance Code

'In accordance with section 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of TUI AG hereby declare: The recommendations of the Government Commission on the German Corporate Governance Code in the version of 12 June 2006, as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette on 24 July 2006, have been and are fully complied with.

TUI AG will additionally fully comply with the recommendations of the Government Commission on the German Corporate Governance Code in its currently valid version of 14 June 2007, as published by the Federal Ministry of Justice on 20 July 2007.

In addition, TUI AG also complies almost completely with the majority of the suggestions set out in the Code, currently with the exception of the introduction of different periods of office for the shareholders' representatives in the Supervisory Board.

Hanover, November 2007

Executive Board and Supervisory Board'

(The German version of this declaration is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation.)

RECEIVED
2007 DEC 17 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TUI
Aktiengesellschaft

Disclosure of a Voting Rights Notification pursuant to paragraph 26, section 1, sentence 1 of the German Securities Trading Act (WpHG)

Artcone Limited, Limassol Cyprus, informed us on 19 November 2007 pursuant to paragraph 21, section 1 WpHG that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 19 November 2007 and at this point in time held 3.02% (7,585,000 voting shares).

In addition, Sungrebe Investments Limited, Tortola, British Virgin Islands, informed us on 19 November 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 19 November 2007 and at this point in time held 3.02% (7,585,000 voting shares).
All voting shares were attributed to Sungrebe Investments Limited, Tortola, British Virgin Islands through Artcone Limited, Limassol, pursuant to paragraph 22, section 1, sentence 1, no. 1 of the WpHG.

Furthermore, Mr Alexey Mordashov, Cherepovets, Russia, informed us on 19 November 2007 pursuant to paragraph 21, section 1, WpHG that he exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 19 November 2007 and at this point in time held 3.02% (7,585,000 voting shares).
All voting shares were attributed to Mr Alexey Mordashov through Sungrebe Investments Limited, Tortola, British Virgin Islands and through Artcone Limited, Limassol, pursuant to paragraph 22, section 1, sentence 1, no. 1 of the WpHG.

Berlin/Hanover, November 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

**Disclosure pursuant to paragraph 26, section 1, sentence 1
of the German Securities Trading Act (WpHG)**

UBS AG, Zurich, Switzerland, informed us on 15 November 2007 pursuant to paragraph 21, section 1 WpHG that they reduced the voting rights in TUI AG, Hanover, Germany, on 12 November 2007 below the threshold of 3% of and at this point in time held 2.23% (5,594,797 voting shares).
Of these voting rights, 0.04% (110,149 shares) are attributable to UBS AG pursuant to paragraph 22, section 1, sentence 1, no. 1 of the WpHG.

Berlin/Hanover, November 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to paragraph 26, section 1, sentence 1 of the German Securities Trading Act (WpHG)

UBS AG, Zurich, Switzerland, informed us on 9 November 2007 pursuant to paragraph 21, section 1 WpHG that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 5 November 2007 and at this point in time held 4.54% (11,401,798 voting shares).
Of these voting rights, 0.01% (17,445 shares) are attributable to UBS AG pursuant to paragraph 22, section 1, sentence 1, no. 1 of the WpHG.

Berlin/Hanover, November 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to paragraph 26, section 1, sentence 1 of the German Securities Trading Act (WpHG)

Greenwich Holdings Ltd., Limassol, Cyprus, has informed us on 7 September 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 10 August 2007 and at this point in time held 3.07% (7,717,689 voting shares) through Geveran Trading Co. Ltd.
All voting rights are attributed to Greenwich Holdings Ltd. pursuant to paragraph 22, section 1, sentence 1, no. 1 of the German Securities Trading Act (WpHG).

In addition, Geveran Trading Co. Ltd., Limassol, Cyprus, has informed us on 10 September 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 5% of the voting rights in TUI AG, Hanover, Germany, on 07 September 2007 and at this point in time held 5.12% (12,850,000 voting shares).

Furthermore, Greenwich Holdings Ltd., Limassol, Cyprus, has informed us on 10 September 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 5% of the voting rights in TUI AG, Hanover, Germany, on 07 September 2007 and at this point in time held 5.12% (12,850,000 voting shares) through Geveran Trading Co. Ltd.
All voting rights are attributed to Greenwich Holdings Ltd. pursuant to paragraph 22, section 1, sentence 1, no. 1 of the German Securities Trading Act (WpHG).

Berlin/Hanover, September 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to paragraph 26, section 1, sentence 1 of the German Securities Trading Act (WpHG)

Templeton Global Advisors Limited, Nassau, Bahamas, has informed us on 22 August 2007 pursuant to paragraph 21 section 1 WpHG that they reduced the voting rights in TUI AG, Hanover, Germany on 15 August 2007 below the threshold of 3% and at this point in time held 2.56% (6,436,204 voting shares). All voting rights are attributed to Templeton Global Advisors Limited pursuant to paragraph 22, section 1, sentence 1, no. 6 of the German Securities Trading Act (WpHG).

Berlin/Hanover, August 2007

TUI AG

The Executive Board

World of TUI

TUI Aktiengesellschaft

Disclosure pursuant to paragraph 26, section 1, sentence 1 of the German Securities Trading Act (WpHG)

Geveran Trading Co. Ltd., Limassol, Cyprus, has informed us on 21 August 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 10 August 2007 and at this point in time held 3.07% (7,717,689 voting shares).

Berlin/Hanover, August 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

RECEIVED
2007 DEC 17 P 12:24

Disclosure pursuant to paragraph 26, section 1, sentence 1 of the German Securities Trading Act (WpHG)

Neuberger Berman LLC., New York, USA, has informed us on 31 July 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, Germany, on 2 July 2007 and at this point in time held 3.12% (7,843,900 voting shares).
All voting rights are attributed to Neuberger Berman LLC pursuant to paragraph 22, section 1, sentence 1, no. 6 of the German Securities Trading Act (WpHG).

In addition, Neuberger Berman LLC., New York, USA, has informed us on 2 August 2007 pursuant to paragraph 21, section 1, WpHG that they exceeded the threshold of 5% of the voting rights in TUI AG, Hanover, Germany, on 27 July 2007 and at this point in time held 5.70% (14,314,100 voting shares).
All voting rights are attributed to Neuberger Berman LLC pursuant to paragraph 22, section 1, sentence 1, no. 6 of the German Securities Trading Act (WpHG).

Berlin/Hanover, August 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

**Disclosure pursuant to section 26, para. 1, sentence 1
of the German Securities Trading Act (WpHG)**

The Templeton Fund Inc., Nassau, Bahamas, has informed us on 1 August 2007 pursuant to section 21 para. 1 WpHG that they reduced the voting rights in TUI AG, Hanover, Germany on 27 July 2007 below the threshold of 3% and at this point in time held 2.90% (7,289,274 voting shares).

Berlin/Hanover, August 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26, para. 1, sentence 1 of the German Securities Trading Act (WpHG)

The Teck Capital Management, Tangier, Morocco, has informed us pursuant to section 21 para. 1 WpHG that they exceeded the thresholds of 3% and 5% of the voting rights in TUI AG, Hanover, Germany, on 9 July 2007 and at this point in time held 5.0000028% (12,551,000 shares).

In addition, the Fipar International, Tangier, Morocco, has informed us that they exceeded the thresholds of 3% and 5% of the voting rights in TUI AG, Hanover, Germany, on 9 July 2007 and at this point in time held 5.0000028% (12,551,000 shares).
All voting rights are attributed to Fipar International pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act (WpHG) through its subsidiary Teck Capital Management, Tangier, Morocco.

Furthermore, the Fipar Holding, Rabat, Morocco, has informed us that they reduced the voting rights in TUI AG, Hanover, Germany below the thresholds of 3% and 5% and now hold 0% (0 shares).

Berlin/Hanover, July 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26, para. 1, sentence 1 of the German Securities Trading Act (WpHG):

The Fipar Holding, Rabat, Morocco, has informed us that they exceeded the thresholds of 3% and 5% of the voting rights in TUI AG, Hanover, Germany, on 8 June 2007 and at this point in time held 5.0000028% (12,551,000 shares).

In addition, the Caisse de Dépôt et de Gestion, Rabat, Morocco, has informed us that they exceeded the thresholds of 3% and 5% of the voting rights in TUI AG, Hanover, Germany, on 8 June 2007 and at this point in time held 5.0000028% (12,551,000 shares).
All voting rights are attributed to Caisse de Dépôt et de Gestion pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act (WpHG) through its subsidiary Fipar Holding, Rabat, Morocco.

Berlin/Hanover, June 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

RECEIVED
2007 DEC 17 P 12:24

Veröffentlichung gemäß § 26 Abs. 1 Satz 1 WpHG

Die UBS AG, Zürich, Schweiz, hat uns mitgeteilt, dass ihr Stimmrechtsanteil an der TUI AG, Hannover, Deutschland, am 25. Mai 2007 die Schwelle von 3 % unterschritten hat und zu diesem Zeitpunkt 1,18% (2.953.614 Stimmrechtsaktien) betrug. Davon sind 0,10% der Stimmrechte (251.271 Stimmrechtsaktien) nach § 22 Absatz 1 Satz 1 Nr. 1 WpHG der UBS AG zuzurechnen.

Berlin/Hannover, im Juni 2007

TUI AG

Der Vorstand

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they exceeded the threshold of 3% of the voting rights in TUI AG, Karl-Wiechert-Allee 4, 30625 Hanover, Germany, on 22 May 2007 and at this point in time held 3.33% (8,362,484 shares). Of these voting rights, 0.10% (248,980 shares) are attributable to UBS AG pursuant to section 22 para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, May 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26, para. 1 of the German Securities Trading Act (WpHG)

Brierly Gardens Investments Limited (managing director: Hamed El Chiaty), Limassol, Cyprus, has informed us that they reduced the voting rights in TUI AG, Hanover, Germany, below the threshold of 3% on 21 May 2007 and accounted for 0% (0 voting shares) at that date.

In addition, Lawson International Investments Limited, Tortola, British Virgin Islands, has informed us that they reduced the voting rights in TUI AG, Hanover, Germany, below the threshold of 3% on 21 May 2007 and accounted for 0% (0 voting shares) at that date.
All voting rights were directly held by Brierly Gardens Investments Limited (managing director: Hamed El Chiaty) and attributed to Lawson International Investments Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Moreover, Oliveyard Holdings Limited, Tortola, British Virgin Islands, has informed us that they reduced the voting rights in TUI AG, Hanover, Germany, below the threshold of 3% on 21 May 2007 and accounted for 0% (0 voting shares) at that date.
All voting rights were directly held by Brierly Gardens Investments Limited (managing director: Hamed El Chiaty) and attributed to Lawson International Investments Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act. These voting rights were also attributed to Oliveyard Holdings Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Furthermore, Mr Hamed El Chiaty, Dubai, UAE, has informed us that he reduced his voting rights in TUI AG, Hanover, Germany, below the threshold of 3% on 21 May 2007 and accounted for 0% (0 voting shares) at that date.
All voting rights were held directly by Brierly Gardens Investments Limited (managing director: Hamed El Chiaty) and attributed to Lawson International Investments Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act and to Oliveyard Holdings Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act. These voting rights also attributed to Mr Hamed El Chiaty pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act.

The reduction below the threshold was due to stock lending, however all shares have to be returned before every annual general meeting.

Berlin/Hanover, May 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they reduced the voting rights in TUI AG, Hanover, on 11 May 2007 below the threshold of 3% and at this point in time held 2,54% (6,374,730 shares). Of these voting rights, 0.14% (342,364 shares) are attributable to UBS AG pursuant to section 22 para.1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, May 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, on 09 May 2007 and at this point in time held 3.89% (9,764,638 shares). Of these voting rights, 0.19% (466,772 shares) are attributable to UBS AG pursuant to section 22 para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, May 2007

TUI AG

The Executive Board

World of TUI

English translation from the German original

CHARTER

of

TUI AG

with registered seats in

Berlin and Hannover

(Federal Republic of Germany)

Wording of 16th May 2007

General Provisions

Article 1

(1) The name of the Company is **"TUI AG"**.

(2) The Company has registered seats in Berlin and Hannover.

Article 2

(1) The duration of life of the Company is not limited to a set period.

(2) The business year is the calendar year; the period 1 October 2000 to 31 December 2000 comprises a short year.

Article 3

(1) The object of the company is to engage on a commercial basis in tourism and shipping (including all associated services and project developments), the acquisition of interests in enterprises active in tour operating, commercial air transportation, passenger and freight shipping (in particular container shipping) as well as the container transport business, the hotel industry, the leisure industry, in travel agents as well as other services, namely in its own facilities or in facilities of affiliated companies, as well as the bundling of affiliated companies under a centralised management.

(2) The Company is entitled to undertake all kinds of business and measures deemed necessary or expedient for achieving the purpose of the Company, in particular to establish or acquire other enterprises or to participate therein as well as to transfer its operations in total or in part to such enterprises, or put them into same, to establish branches at home and abroad, and also to conclude joint interest agreements and inter-company agreements.

Article 4

(1) The capital stock totals EUR 641,722,069.41 (in words: EURO six hundred and forty one million seven hundred and twenty two thousand sixty nine, and forty one Cents).

(2) The share capital is divided into 251,019,855 ordinary shares without par value (no-par value shares).

(3) The shares are registered shares.

(4) The Executive Board shall be authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 17 May 2009 by up to EUR 7,319,398.93 (in words: EURO seven million three hundred and nineteen thousand three hundred and ninety eight, and ninety three Cents) by issuing registered shares in return for contributions in cash (authorised capital) and further to decide as to the content of the shares and the terms of share issuance. The shareholders' subscription rights can be excluded in order to be able to issue the shares created from the authorised capital to employees of the company and of its Group member companies.

(5) The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital in one or more stages until 9 May 2011 by up to EUR 64,000,000.00 (in words: EURO sixty four million) by issuing new registered shares in return for contributions in cash. The shareholders are to be granted subscription rights on first principles. The shares may also be acquired by one or several banks, with the conditional obligation that the shares are offered to shareholders for subscription. The Executive Board, with the consent of the Supervisory Board, is also authorised to exclude shareholders' subscription rights if the issue amount of the new shares is not significantly lower than the market price for those shares with the same terms which have already been issued.

The number of the new shares, together with the shares issued or sold during the term of this authorisation, and up to the time of its utilisation on the basis of an authorisation to sell pursuant to Section 71 Para. 1 No. 8 Sentence 5, and Section 186 Para. 3 Sentence 4 German Stock Corporation Act (AktG), may not exceed a limit of 10 % of the share capital as set out in Section 186 Para. 3 Sentence 4 AktG. For the purpose of this limitation, shares are to be taken into account which were issued or are to be issued on the basis of bonds with conversion or option rights issued at the time of utilisation pursuant to Section 186 Para. 3 Sentence 4 AktG. The Executive board is also authorised, with the consent of the Supervisory Board, to exclude shareholders' subscription rights in the case of possible peak yields. The Executive Board, with the approval of the Supervisory Board, is authorised to determine the further details of the increase in capital and its implementation.

(6) The share capital shall be conditionally raised by up to EUR 90,000,000.00 (in words: EURO ninety million) by issuing registered shares. The Conditional Capital increase shall be effected only to the extent that creditors of bonds with conversion rights or conversion obligations or holders of option rights issued by TUI AG or associated companies in which it holds a 100% direct or indirect interest until 18 June 2008 under the authorisation granted the Executive Board by the Annual General Meeting of 18 June 2003 exercise their conversion or option rights for registered shares of the Company or this is required to fulfil conversion obligations and provided that own shares are not used for servicing. The issue of the new shares takes place at the conversion or option price determined in each case in accordance with the aforementioned authorisation resolution. The new shares arising from the conditionally increased capital are entitled to dividends from the beginning of the business year in which they originate by the exercise of the conversion rights or options or the fulfilment of conversion obligations.

(7) The share capital shall be conditionally raised by up to EUR 100,000,000.00 (in words: EURO one hundred million) by issuing up to 39,116,600 registered shares with profit rights from the beginning of the fiscal year in which they were created. The conditional capital increase shall be effected only to the extent that creditors of bonds with conversion rights or conversion obligations or holders of option rights (or combinations thereof) issued by the company or Group companies until 9 May 2011 under the authorisation granted the Executive Board by the Annual General Meeting of 10 May 2006 for cash exercise their conversion or option rights or if this is required to fulfil conversion obligations and provided that own shares are not used for servicing. The Executive Board, with the approval of the Supervisory Board, is also authorised to determine the further details of the conditional increase in capital and its implementation.

(8) The executive board is authorised, with the approval of the supervisory board, to increase the share capital of the company once or several times until 9 May 2011 by issuing new registered shares in return for contributions in cash or in kind by an amount not to exceed EUR 246,000,000.00 (in words: EURO two hundred forty six million). The shareholders are to be granted subscription rights on first principles. The Executive Board is, however, authorised, with the approval of the Supervisory Board, to exclude the shareholders' subscription rights to the extent necessary to grant subscription rights to the holders of conversion rights or option rights issued or to be issued in the future by TUI AG or its subsidiaries as they would be entitled to after the exercise of the conversion or option rights or after performance of conversion obligations. Furthermore, peak yields can also be excluded from shareholders' subscription rights. In addition, the Executive Board, with the approval of the Supervisory Board, is also authorised to exclude shareholders' subscription rights to the extent that the increase in capital is made in exchange for subscriptions in kind

which serve the acquisition of participations in whole or in part of enterprises or the acquisition of an interest in such enterprises or other economic assets. In the case that the increase in capital is made in exchange of subscriptions in kind the Executive Board is only entitled to exercise this authorisation to an amount equal to a maximum of 20 % of the share capital existing at the time of coming into effect of the authorisation or at the time of utilising the authorisation, whichever is the lower. The in-kind contribution increase is therefore limited to a maximum amount of EUR 128,000,000.00. The Executive Board is further authorised, with the approval of the Supervisory Board, to determine the further details of the increase in capital and its implementation.

Article 5

(1) The Company shall be entitled to issue dividend warrants and certificates of renewal.

(2) Form and content of the share certificates as well as those of the dividend warrants and certificates of renewal shall be determined by the Executive Board.

(3) The Company is entitled to issue registered share documents incorporating one or several shares. The shareholders' right to have their shares confirmed in share certificates is excluded.

(4) In the event of a share capital increase, the profit sharing of the new shares issued may be regulated in a manner divergent from the provisions of the Stock Corporation Act (Aktiengesetz).

Article 6

Official announcements issued by the Company shall be published in the electronic Bundesanzeiger.

Corporate Bodies

Article 7

The Corporate Bodies are:

1. the Executive Board (Vorstand),
2. the Supervisory Board (Aufsichtsrat),
3. the General Meeting (Hauptversammlung).

Executive Board

Article 8

(1) The Executive Board shall consist of several members, including a board member who is responsible for personnel and welfare matters (Arbeitsdirektor). The appointment of deputy board members is permissible.

(2) Appointment to and removal from the Executive Board is effected by the Supervisory Board. The Supervisory Board also decides the number of members of the Executive Board.

Article 9

(1) The Executive Board shall direct the business of the Company in accordance with the laws and the Charter, as well as abiding by the rules of procedure issued to it by the Supervisory Board.

(2) The Supervisory Board may appoint a chairman and one or more deputy chairmen to the Executive Board.

Article 10

(1) The Company shall be legally represented by two members of the Executive Board or by a member of the Executive Board in conjunction with an authorised executive (Prokurist).

(2) The authorisation as an executive shall be conferred by the Executive Board with approval of the Supervisory Board in such a manner that the authorised executive will be empowered to represent the Company jointly with a member of the Executive Board or with another authorised executive.

Supervisory Board

Article 11

(1) The Supervisory Board shall consist of 20 members. The members of the Supervisory Board shall be elected by the General Meeting for a period of five years of office; the period of office will end with the closing of the fifth General Meeting following the election. The election of worker representatives to the Supervisory Board shall be governed by the provisions of the law concerning worker participation in management (Mitbestimmungsgesetz); they shall be elected for the same term of office as those members of the Supervisory Board who are elected by the General Meeting. Retiring members are eligible for re-election.

(2) Each member of the Supervisory Board may resign at any time, even without important reasons, by declaring his intention to do so to the chairman of the Supervisory Board. Any public official who has been elected to become a member of the Supervisory Board shall on termination of the period of such public office forfeit his seat on the board at the closing of the next General or Extraordinary Meeting which follows such termination.

(3) If any member of the Supervisory Board withdraws from the board before his term of office ends and an election is held to replace him, the period of office of the newly elected member is limited to the remainder of the term of the retiring member, unless decided otherwise by the General Meeting.

Article 12

(1) The Supervisory Board, at a meeting which convenes without special arrangement after the General Meeting in which the election took place, elects the chairman and the deputy chairman from amongst its numbers. They form the steering committee of the Supervisory Board, together with the two members who complete the committee in accordance with section 27, paragraph 3 of the Mitbestimmungsgesetz (the law governing worker participation in management), and together with two further members to be elected by the Supervisory Board from the representatives of the shareholders and the employees.

(2) Should a member of the steering committee retire before the normal date of termination of office, the Supervisory Board shall immediately arrange for a new election.

Article 13

(1) As prescribed by law, the Supervisory Board shall supervise the business management as conducted by the Executive Board.

(2) All matters which the Executive Board intends to raise at the General Meeting shall be submitted to the Supervisory Board beforehand.

Article 14

Any meeting of the Supervisory Board shall be convened by due notice in writing by its chairman or by the Executive Board acting on his instructions, indicating the agenda, place and time of the meeting. In urgent cases, convening may be verbally, by telephone, or by cable.

Article 15

(1) The Supervisory Board shall constitute a quorum, if all members have been invited and if at least half of the members constituting the Supervisory Board, including the chairman or his deputy, take part in the vote.

(2) A member of the Supervisory Board who is unable to attend a board meeting is entitled, on certain items of the agenda, to submit his vote in writing through another member of the Supervisory Board.

(3) Resolutions shall be adopted by a simple majority of the votes cast, unless the law compels another form of majority decision. In the event of voting parity, each member of the Supervisory Board has the right to demand a recasting of the vote during the same sitting. In this event, the chairman of the Supervisory Board has two votes, should there also be voting parity in this second vote.

(4) The method of voting shall be determined by the chairman.

(5) Minutes shall be kept of the discussions held and of resolutions passed by the Supervisory Board. These minutes shall be signed by the chairman.

Article 16

(1) The Supervisory Board may also pass resolutions by written, telegraphic or telephone votes or by votes cast by fax or e-mail if the chairman of the board so directs.

(2) The provisions for verbal voting shall be applied accordingly.

Article 17

Acts of the Supervisory Board shall be made in its name by the chairman of the Supervisory Board.

Article 18

1. Apart from reimbursement of their expenses, which also include the turnover tax due on their emoluments, the members of the supervisory board shall each receive:

   a) fixed remuneration payable at the end of the fiscal year totalling EUR 40,000.00;

   b) a variable remuneration reflecting short-term successes of the company (short term variable remuneration) of EUR 100.00 per EUR 0.01 of the results per share (profit per share) as reported in the Group financial statements for the fiscal year ended; the profit per share shall be determined as the ratio of the Group annual profit to which the TUI AG shareholders are entitled and the number of dividend entitled shares at the end of the fiscal year;

   (c) Remuneration oriented to the long term success of the company (long term variable remuneration). The long term variable remuneration comprises a reference amount of EUR 20,000.00 per year, and shall be granted for the ongoing financial year – starting with the 2006 financial year. This reference amount is paid out at the end of the third year after it was granted and is increased or reduced by the extent to which the profit per share in the third financial year after it was granted has changed with respect to the financial year in which it was originally granted. Accordingly, a change in profit per share of EUR 0.01 corresponds to an increase or decrease of EUR 100.00 in the reference amount. The amount actually paid shall never exceed the reference amount by more than 250 %.

Should a member step down from the Supervisory Board before the end of the reference period, the long term variable remuneration shall be based in said case on the profit per share in the financial year in which the member steps down.

c) The amounts pursuant to subsections 1 (b) and (c) shall be payable after conclusion of the annual general meeting responsible for passing the resolution to release the supervisory board from responsibility for the respectively ending fiscal year.

2. The chairman of the supervisory board shall receive three times the above amount, his deputy and other members of the executive committee shall receive one and a half times the remuneration as specified in subsections (a) through (c).

3. Members of the audit committee shall receive in addition to their remuneration per subsections 1 (a) through (c) an additional amount of EUR 20,000.00 after end of the fiscal year, the chairman of the audit committee shall receive three times this remuneration.

4. The remuneration is in all cases with reference to a full fiscal year. Parts of a fiscal year or short fiscal years shall receive remuneration proportionately. In the case of short fiscal years the ratio shall be ensured by determining suitable adapted values.

5. Members of the supervisory board shall be included in any D&O insurance taken out by the company to a reasonable amount in the interest of the company covering organs and certain managers in so far as such insurance exists. The premium shall be settled by the company.

General Meeting

Article 19

The General Meeting of the Company shall be held within the first eight months of the business year in Berlin or in Hannover, or another town which is the seat of a stock exchange, within the Federal Republic of Germany.

Article 20

The Annual General Meeting shall, unless a shorter period of notice is allowed under law, be convened at least 30 days before the last day on which shareholders must have registered their intention to attend.

Article 21

(1) Only shareholders whose names are entered in the share register and who were registered in good time shall be entitled to attend the Annual General Meeting and exercise their voting right.

(2) Registration to attend shall be addressed to the Executive Board at Company HQ or to some other office named in the invitation in writing, by fax, or, if so resolved by the Executive Board, by some electronic means to be specified by the Executive Board to arrive by the latest on the seventh day before the Annual General Meeting. No deletions and new entries shall be made to the share register on the day of the Annual General Meeting nor in the six days prior thereto.

(3) Those shareholders entitled shall be issued with tickets to attend the Annual General Meeting.

(4) Shareholders can appoint a proxy of their choice to exercise their voting rights.

(5) The Company appoints one or more proxies to exercise the voting rights of shareholders in accordance with their instructions. Proxies issued to the Company proxy can be given in writing, by fax, or via an electronic medium in a form to be defined in more detail by the Executive Board. Details, especially on the form and deadlines for the issuance and cancellation of proxies shall be published together with the annual general meeting convening notice.

(6) The Company is authorised to transmit information to the shareholders as part of data transmission pursuant to Section 30b Para. 3 No. 1 WpHG (German Securities Trading Act).

Article 22

(1) The chair at the General Meeting shall be taken by the chairman of the Supervisory Board, or if he is unable to attend, by a member who is elected for this purpose by a majority of the shareholder-elected members of the Supervisory Board.

(2) The chairman, in terms of paragraph (1) above, shall regulate the proceedings and determine the sequence of subjects for discussion on the agenda, as well as the method of voting. The chairman is empowered to apply reasonable time restrictions to the question and answer rights of shareholders and in particular, at the start of the annual general meeting or during its course, to specify a reasonable framework of time allowances for the entire proceedings of the annual general meeting, for the individual points on the agenda or for individual question and answer contributions.

Article 23

(1) The resolutions of the General Meeting shall be passed by a simple majority of the votes cast, provided that a larger majority is not prescribed by law. In cases of voting parity, the motion is deemed to be rejected.

(2) If in elections none of the candidates obtain the majority of the votes cast, there will be a second ballot between the two candidates with the largest number of votes. In the event of voting parity, the election will be decided by lot.

(3) Each share carries the entitlement to one vote at the General Meeting.

Final Provision

Article 24

The Supervisory Board is once and for all authorised to resolve changes of and amendments to the Charter, in as far as the wording only is affected.

This is to certify that the foregoing translation into English gives the true meaning of the original German text before me.

Hannover,

TUI
Aktiengesellschaft

RECEIVED
2007 DEC 17 P 12:24

Disclosure pursuant to section 26, para. 1 of the German Securities Trading Act (WpHG)

Brierly Gardens Investments Limited (managing director: Hamed El Chiaty), Limassol, Cyprus, has informed us that its voting rights in TUI AG, Hanover, exceeded the threshold of 3% of 30 April 2007 and accounted for 4.00% (10,040,600 voting shares) at that date.

In addition, Lawson International Investments Limited, Tortola, British Virgin Islands, has informed us that its voting rights in TUI AG, Hanover, exceeded the threshold of 3% on 30 April 2007 and accounted for 4.00% (10,040,600 voting shares) at that date.
All voting rights (10,040,600 voting shares) are directly held by Brierly Gardens Investments Limited (managing director: Hamed El Chiaty) and attributed to Lawson International Investments Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Moreover, Oliveyard Holdings Limited, Tortola, British Virgin Islands, has informed us that its voting rights in TUI AG, Hanover, exceeded the threshold of 3% on 30 April 2007 and accounted for 4.00% (10,040,600 voting shares) at that date.
All voting rights (10,040,600 voting shares) are directly held by Brierly Gardens Investments Limited (managing director: Hamed El Chiaty) and attributed to Lawson International Investments Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act. These voting rights are also attributed to Oliveyard Holdings Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Furthermore, Mr Hamed El Chiaty, Dubai, has informed us that his voting rights in TUI AG, Hanover, exceeded the threshold of 3% on 30 April 2007 and accounted for 4.00% (10,040,600 voting shares) at that date.
All voting rights (10,040,600 voting shares) are held directly by Brierly Gardens Investments Limited (managing director: Hamed El Chiaty) and attributed to Lawson International Investments Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act and to Oliveyard Holdings Limited pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act. These voting rights are also attributed to Mr Hamed El Chiaty pursuant to section 22, para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, May 2007

TUI AG

The Executive Board

TUI

Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they reduced the voting rights in TUI AG, Hanover, on 3 April 2007 below the threshold of 3% and at this point in time held 1.78% (4,475,656 shares). Of these voting rights, 0.34% (864,731 shares) are attributable to UBS AG pursuant to section 22 para.1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, April 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they exceeded the threshold of 3% of the voting rights in TUI AG, Hanover, on 02 April 2007 and at this point in time held 3.62% (9,095,702 shares). Of these voting rights, 0.46% (1,151,618 shares) are attributable to UBS AG pursuant to section 22 para. 1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, April 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they reduced the voting rights in TUI AG, Hanover, on 22 March 2007 below the threshold of 3% and at this point in time held 2.20% (5,531,806 shares). Of these voting rights, 0.23% (600,359 shares) are attributable to UBS AG pursuant to section 22 para.1, sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, March 2007

TUI AG

The Executive Board

World of TUI

RECEIVED
2007 DEC 11 P 12:24

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

Mr. Hamed El Chiaty, c/o Travco, Zabeel Street, BUR DUBAI, UAE, PoBox 26896 Dubai, has informed us that he reduced the voting rights in TUI AG, Hanover, on 9 March 2007 below the threshold of 3% and at this point in time held 1.24%. All of these voting rights are attributable to Mr. Hamed El Chiaty pursuant to section 22 para. 1, sentence 1, no. 1 of the German Securities Trading Act.

The reduction below the threshold of 3% was due to stock lending of 4.730.600 shares by a subsidiary (in terms of section 22 para. 1, sentence 1, no. 1 of the German Securities Trading Act), however all shares have to be returned before every annual general meeting.

Berlin/Hanover, March 2007

TUI AG

The Executive Board

World of TUI

RECEIVED

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they exceeded the threshold of 3 % of the voting rights in TUI AG, Hanover, on 28 February 2007 and at this point in time held 4.27 %. Of these voting rights, 0.12% are attributable to UBS AG pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, March 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they reduced the voting rights in TUI AG, Hanover, on 27 February 2007 below the threshold of 3 % and at this point in time held 1.69%. Of these voting rights, 0.12% are attributable to UBS AG pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, March 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

Mr. Hamed El Chiaty, c/o Travco, Zabeel Street, BUR DUBAI, UAE, PoBox 26896 Dubai, has informed us that he exceeded the threshold of 3 % of the voting rights in TUI AG, Hanover, on 7 March 2007 and at this point in time held 3.12 %. All of these voting rights are attributable to Mr. Hamed El Chiaty pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, March 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

CORRECTION - Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us according to section 21 para 1 of the German Securities Trading Act that the voting rights in TUI AG, Hanover, on 26 January 2007 have not exceeded the threshold of 5 %, but at this point in time simply held 4.36 %. Of these voting rights, 0.13% are attributable to UBS AG pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Furthermore the UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us according to section 21 para 1 of the German Securities Trading Act that the voting rights in TUI AG, Hanover, were on 31 January 2007 3.48 %. Therefore, a drop below nthe threshold of 5 % did not take place. Of these voting rights, 0.12% are attributable to UBS AG pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, February 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they reduced the voting rights in TUI AG, Hanover, on 31 January 2007 below the threshold of 5 % and at this point in time held 4.96%. Of these voting rights, 0.12% are attributable to UBS AG pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, February 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 26 para. 1 of the German Securities Trading Act (WpHG):

The UBS AG, 25, P.O. Box, 8098 Zurich, Switzerland, has informed us that they exceeded the threshold of 5 % of the voting rights in TUI AG, Hanover, on 26 January 2007 and at this point in time held 5.84 %. Of these voting rights, 0.13% are attributable to UBS AG pursuant to section 22 para., sentence 1, no. 1 of the German Securities Trading Act.

Berlin/Hanover, February 2007

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/corporate_governance/directors_dealings/index.html

Directors' Dealings

Transactions according to Sec. 15a WpHG

The following transactions with shares/securities or rights (Directors' Dealings) of the respective notifying party have been disclosed to TUI AG (WKN: TUAG00) as an issuer subject to the publication requirements:

In 2007:

Date of the transaction: 19 March 2007
Surname, Name: Kuhnt, Dr. Dietmar
Position held: Member of the Supervisory Board
Relationship: -
Title: Shares of TUI AG
ISIN/WKN: TUAG00
Purchase/Sale: Purchase
Price (each): 17.69 Euro
No. of units: 5,640

In 2006:

In 2006 TUI AG did not receive any notifications.

In 2005:

Date of the transaction: 23 March 2005
Company with reporting requirement: H. San Francisco S.A.
Person with management function: Riu Güell, Carmen
Relationship: Member of the Supervisory Board
Title: Shares of TUI AG
ISIN/WKN: DE 000 695 200 5
Purchase/Sale: Sale
Price (each): 19.60 Euro
No. of units: 5,680,000

Date of the transaction: 23 March 2005
Company with reporting requirement: H. San Francisco S.A.
Person with management function: Riu Güell, Carmen
Relationship: Member of the Supervisory Board
Title: Shares of TUI AG
ISIN/WKN: DE 000 695 200 5
Purchase/Sale: Sale
Price (each): 20.60 Euro
No. of units: 3,820,000

Date of the transaction: 23 March 2005
Company with reporting requirement: RIU Hotels S.A.
Person with management function: Riu Güell, Carmen
Relationship: Member of the Supervisory Board
Title: Shares of TUI AG
ISIN/WKN: DE 000 695 200 5
Purchase/Sale: Purchase
Price (each): 20.60 Euro
No. of units: 3,820,000

Date of the transaction: 22 March 2005
Surname, Name: Schneider, Dr. Manfred
Position held: Member of the Supervisory Board
Relationship: -
Title: Shares of TUI AG
ISIN/WKN: 695 200
Purchase/Sale: Sale
Price (each): 17.00 Euro
No. of units: 1,500

In 2004:

Date of the transaction: 21 January 2004
Surname, name: Voss, Dr. Bernd W.
Position held: Member of the Supervisory Board
Relationship: -
Title: Shares of TUI AG
ISIN/WKN: 695 200
Purchase/Sale: Purchase
Price (each): 20.65 Euro
No. of units: 5,000

In 2003:

In 2003 TUI AG did not receive any notifications.

Declaration of compliance for 2006 with respect to the German Corporate Governance Code

'In accordance with section 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of TUI AG hereby declare: The recommendations of the Government Commission on the German Corporate Governance Code in the version of 2 June 2005, as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette on 21 July 2005, have been and are fully complied with.

TUI AG will additionally fully comply with the recommendations of the Government Commission on the German Corporate Governance Code in its currently valid version of 12 June 2006, as published by the Federal Ministry of Justice on 24 July 2006.

In addition, TUI AG also complies almost completely with the majority of the suggestions set out in the Code, currently with the exception for the formation of further committees and the introduction of different periods of office for the shareholders' representatives in the Supervisory Board.

Hanover,
December 2006
TUI AG

Executive Board and Supervisory Board'

(The German version of this declaration is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation.)

TUI
Aktiengesellschaft

Disclosure pursuant to section 25 para. 1 of the German Securities Trading Act (WpHG):

The AXA S.A., 25, Avenue Matignon, 75008 Paris, France, has informed us that they reduced the voting rights in TUI AG, Hanover, on 15 September 2006 below the threshold of 5 % and at this point in time held 4.02 %. This is attributable to AXA S.A. in accordance with section 21 para. 1, section 22 para. 1 sentence 1 no. 6 in connexion with section 22 section 1 sentence 2 of the German Securities Trading Act.

Berlin/Hanover, September 2006

TUI AG

The Executive Board

World of TUI

TUI
Aktiengesellschaft

Disclosure pursuant to section 25 para. 1 of the German Securities Trading Act (WpHG):

The AXA S.A., 25, Avenue Matignon, 75008 Paris, France, has informed us that they exceeded the threshold of 5 % of the voting rights in TUI Aktiengesellschaft, Hanover, on 5 August 2006 and at this point in time held 5.07 %. This is attributable to AXA S.A. in accordance with section 21 para. 1, section 22 para. 1 sentence 1 no. 6 in connexion with section 22 para. 1 sentence 2 of the German Securities Trading Act.

Berlin/Hanover, August 2006

TUI AG

The Executive Board

World of TUI

TUI

Aktiengesellschaft

Disclosure pursuant to section 25 para. 1 of the German Securities Trading Act (WpHG):

Caja de Ahorros del Mediterráneo, Avenida Oscar Esplá 37, Alicante 03007, Spain, has notified us as follows in its own name and at the same time, pursuant to section 24 of the German Securities Trading Act, in the name and on behalf of Inversiones Cotizadas del Mediterráneo, S. L., Avenida Oscar Esplá 37, Alicante 03007, Spain, in accordance with sections 21 and 22 of the German Securities Trading Act:

1. With effect from 1st December 2005, Caja de Ahorros del Mediterráneo ceases to directly hold the 5.00% of the voting rights previously directly held in TUI AG, Berlin/Hanover. Following the contribution of its shareholding in TUI AG to the company mentioned under item 2 below, its shareholding in TUI AG is now only held indirectly. Thus, Caja de Ahorros del Mediterráneo is entitled to 5.00% of the voting rights in TUI AG, attributable to the company in accordance with section 22 para. 1 sentence 1 no. 1 of the German Securities Trading Act.

2. With effect from 1st December 2005, the share of the voting rights of Inversiones Cotizadas del Mediterráneo, S. L in TUI AG, Berlin/Hanover, has exceeded the threshold of 5%. The company holds a 5.00% share of the voting rights.

Berlin/Hanover, December 2005

TUI AG

The Executive Board

World of TUI

RECEIVED
2007 DEC 17 P 12:25

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A3: OTHER DOCUMENTS SENT TO SECURITYHOLDERS

TUI TRAVEL

5th PROOF
41036/117887 SS

TUI Travel PLC

RECEIVED
17 P 12:55

How do **you** want to receive **your** shareholder information?

Dear Shareholder,

Your shareholder information

You have the opportunity to choose how you receive the Company's annual accounts, notices of shareholder meetings and other shareholder information.

Actions to be taken in response to this letter

If you would like to receive shareholder documentation by means of a website and receive hard copy notification of the publication of any documents on the website, you need take no further action.

If you would like to receive shareholder documentation by means of a website and receive e-mail notification of the publication of any documents on the website, you should register on-line at www.shareview.co.uk.

If you would like to receive shareholder documentation in the traditional paper form, please tick the box against option 3 on the slip below and return it in the pre-paid envelope to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. If you do not return the slip by 23 October 2007, we will assume that you have consented to website publication of shareholder documentation and you will no longer receive hard copies in the post.

Further Information

Further information about your options is included on the back of this letter.

You should note that the Company reserves the right, irrespective of your election, to revert to sending hard copy documentation by post, whenever it considers it necessary or desirable to do so.

By taking advantage of electronic communications, shareholders will help the Company not only to reduce printing and mailing costs but also to reduce the impact of those activities on the environment.

Yours faithfully

Andrew John
Company Secretary

↓ Please detach your form carefully along the perforated line ↓

TUI Travel PLC

Shareholder Reference 3235 /

The options you can choose from are listed below.

Option 1
If you would like to receive shareholder documentation by means of a website and receive hard copy notification of the publication of any documents on the website, **you need take no further action**.

Option 2
If you would like to receive shareholder documentation by means of a website and receive e-mail notification of the publication of any documents on the website, please register on-line at www.shareview.co.uk.

Option 3
To continue to receive shareholder documentation in the traditional paper form, please tick this box and return this slip in the envelope provided. ☐

3235-001-6

Orchestra 41036/117887

Shareholder Communications – *More Information*

Why are we being given this choice?
The Companies Act 2006 included new provisions regarding shareholder communications. These came into force on 20 January 2007, and allow us to offer you a choice in how we communicate with you.

What are the options?
You can choose to receive shareholder documentation electronically or in the traditional paper format.
If you do not specifically elect to receive shareholder documentation in paper format we will contact you via e-mail or by letter to let you know that a shareholder document is available to view on www.tuitravelplc.com.

What action do I need to take?

- **View shareholder information on www.tuitravelplc.com**
  If you are happy to view shareholder documentation in this way, the Company will send you a notification whenever shareholder documents are available to view on the website. The notice will include full details of any software or technical requirements necessary to access the documentation. You can choose to have notifications sent by email by registering online at www.shareview.co.uk by 23 October 2007. Alternatively, if you would prefer to receive notifications in hard copy form through the post, you do not need to take any further action.

- **Receive hard copies of shareholder information by post.**
  To receive shareholder documentation in this way, you must complete and return the attached slip by 23 October 2007. Otherwise, your consent will be deemed to have been given to the Company sending or supplying the documents by means of its website www.tuitravelplc.com and you will only receive notifications by post as described in the paragraph above.

Do I need to return the slip whatever option I choose?
You need only return the slip if you would like to receive shareholder information in the traditional paper format.

What if I choose electronic communications but want a paper version of something?
You have the right to request, at no extra charge, hard copy versions of shareholder documentation.

Can I change my mind?
Your election and contact details will stand until you tell us otherwise. You can change your selection by writing to us at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Why should I reply?
These arrangements will ensure that if you prefer to receive your documents in paper format then you can do so, whilst enabling us to take advantage of the environmental and cost benefits arising from reduced paper usage, printing and distribution.

What happens if I do not do anything?
If you do not return the attached slip then shareholder documentation will not be sent to you directly, but instead will be available for you to review on the Company's website www.tuitravelplc.com. You will receive hard copy notifications of the publication of any documents unless you register online at www.shareview.co.uk to receive e-mail notification.

Are there any exceptions to electronic communications?
If we are required to restrict the sending of any documents or information to any shareholder due to local laws of the jurisdiction in which you are resident or located, and, as a result, we are not permitted to use electronic means to communicate with shareholders, we will send you hard copies of the documents or information.

In addition, the Company reserves the right, irrespective of your election, to revert to sending hard copy documentation by post, whenever it considers it necessary or desirable to do so.

Additional Information:
The Company's Reports and Accounts and AGM documents will be available for viewing approximately one month before the scheduled Annual General Meeting each year.

↓ Please detach your form carefully along the perforated line ↓

Online Communications: Additional Information

The Company's Reports & Accounts and AGM documents will be available for viewing approximately one month before the scheduled Annual General Meeting each year.

Guidance Notes
If we are required to restrict the sending of any documents or information to any shareholder due to local laws of the jurisdiction in which you are resident or located, and, as a result, we are not permitted to use electronic means to communicate with shareholders, we will send you hard copies of the documents or information.

Please note that if you do not return this form by 23 October 2007 then shareholder documents or information will not be sent directly to you, but instead will be available for you to review following their publication on the Company's website www.tuitravelplc.com.

You can change your instructions at any time by writing to **Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.**

You can request a paper copy of any document at any time by writing to the Company Secretary. It will be sent to you within 21 days and free of charge.

TUI Travel PLC

25 September 2007

To: THE HOLDERS OF ORDINARY SHARES AND, FOR INFORMATION ONLY, THE PARTICIPANTS IN THE COMPANY'S EMPLOYEE SHARE SCHEMES

TUI Travel PLC
First Choice House,
London Road, Crawley,
West Sussex RH10 9GX.

Tel: +44 (0)1293 560777
Fax: +44 (0)1293 588680
www.tuitravelplc.com

Dear Shareholder

Dividend Reinvestment Plan

Following the successful merger of First Choice Holidays PLC and TUI AG's Tourism Division, excluding certain hotel assets, on 3 September 2007 and the cancellation by First Choice Holidays PLC of its Dividend Reinvestment Plan, the Directors have decided to offer holders of ordinary shares the opportunity to elect to take part in the TUI Travel PLC Dividend Reinvestment Plan (the "TUI Travel Plan").

The TUI Travel Plan is a dealing facility which enables those TUI Travel shareholders who are entitled to dividends to which the TUI Travel Plan applies, to invest cash dividends received in purchasing further TUI Travel ordinary shares. The TUI Travel Plan is administered by Equiniti Financial Services Limited.

The terms and conditions of the TUI Travel Plan are described fully in the enclosed booklet.

If you are in any doubt about how your tax position will be affected should you choose to join the TUI Travel Plan, you should consult your own financial adviser before taking any action.

Action to be taken

If you wish to receive the whole of your dividends in cash, you need take no further action.

If you wish to participate in the TUI Travel Plan, you should complete the enclosed Form of Mandate in accordance with the instructions on the Form and return it to Equiniti Financial Services Limited. If you have any queries concerning the Form of Mandate or the TUI Travel Plan, please contact Equiniti Financial Services Limited on 0870 241 3018.

Yours faithfully

Andrew John
Company Secretary

TUI Travel PLC

Dividend Reinvestment Plan
Application Form

This form must be completed in BLOCK CAPITALS and in black ink.

If you are not entering information in any of the boxes below please leave them blank and **do not cross them through.**

Shareholder name(s)

Account number

To TUI Travel PLC ("the Company") and Equiniti Financial Services Limited ("Equiniti")

I/We the undersigned confirm that I/we have read and understood the terms and conditions of the Company Dividend Reinvestment Plan ("the Plan") and that I/we wish to participate in the Plan in respect of the ordinary shares of the Company and I/we appoint Equiniti as my/our agent to arrange for the purchase of ordinary shares in the Company in accordance with the terms and conditions of the Plan. This request will remain in force until revoked in writing by me/us, or otherwise cancelled in accordance with the terms and conditions of the Plan.

Step 1
Please sign and date here. All registered holders must sign to confirm this instruction.

Signature 1 | Signature 2 (if applicable)

Signature 3 (if applicable) | Signature 4 (if applicable)

In the case of a corporation, this form must be executed under its common seal, or be signed by a duly authorised official, whose capacity should be stated in accordance with Section 36A of the Companies Act 1985.

D D / M M / Y Y Y Y

Step 2
If signing as a Power of Attorney or other authority print your full name here.

Step 3
Please return this Application Form in the reply paid envelope.

Your completed Application Form should be returned to Equiniti Financial Services Limited by 5.00 p.m. on 30 November 2007.

If you have any questions about this application form or the information contained in the enclosed booklet, please call our help line on 0870 241 3018.

3235-002-3

Orchestra 41036/117825

Equiniti Financial Services Limited is part of the Equiniti group of companies and whose registered offices are Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Investment and general insurance services are provided through Equiniti Financial Services Limited, which is registered in England & Wales with No. 6208699 and is authorised and regulated by the UK Financial Services Authority No. 468631.

TUI Travel PLC

Dividend Reinvestment Plan Application Form

This form must be completed in BLOCK CAPITALS and in black ink.

If you are not entering information in any of the boxes below please leave them blank and **do not cross them through.**

Shareholder name(s)

Account number

To TUI Travel PLC ("the Company") and Equiniti Financial Services Limited ("Equiniti")

I/We the undersigned confirm that I/we have read and understood the terms and conditions of the Company Dividend Reinvestment Plan ("the Plan") and that I/we wish to participate in the Plan in respect of the ordinary shares of the Company and I/we appoint Equiniti as my/our agent to arrange for the purchase of ordinary shares in the Company in accordance with the terms and conditions of the Plan. This request will remain in force until revoked in writing by me/us, or otherwise cancelled in accordance with the terms and conditions of the Plan.

Step 1
Please sign and date here. All registered holders must sign to confirm this instruction.

Signature 1

Signature 2 (if applicable)

Signature 3 (if applicable)

Signature 4 (if applicable)

In the case of a corporation, this form must be executed under its common seal, or be signed by a duly authorised official, whose capacity should be stated in accordance with Section 36A of the Companies Act 1985.

D D / M M / Y Y Y Y

Step 2
If signing as a Power of Attorney or other authority print your full name here.

Step 3
Please return this Application Form in the reply paid envelope.

Your completed Application Form should be returned to Equiniti Financial Services Limited by 5.00 p.m. on 30 November 2007.

If you have any questions about this application form or the information contained in the enclosed booklet, please call our help line on 0870 241 3018.

3235-002-3

Orchestra 41036/117825

Equiniti Financial Services Limited is part of the Equiniti group of companies and whose registered offices are Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Investment and general insurance services are provided through Equiniti Financial Services Limited, which is registered in England & Wales with No. 6208699 and is authorised and regulated by the UK Financial Services Authority No. 468631.

TUI Travel PLC

TUI Travel PLC
First Choice House,
London Road, Crawley,
West Sussex RH10 9GX.

Tel: +44 (0)1293 560777
Fax: +44 (0)1293 588680
www.tuitravelplc.com

25 September 2007

To: THE HOLDERS OF ORDINARY SHARES AND, FOR INFORMATION ONLY, THE PARTICIPANTS IN THE COMPANY'S EMPLOYEE SHARE SCHEMES

Dear Shareholder

Dividend Reinvestment Plan

Following the successful merger of First Choice Holidays PLC and TUI AG's Tourism Division, excluding certain hotel assets, on 3 September 2007 and the cancellation by First Choice Holidays PLC of its Dividend Reinvestment Plan, the Directors have decided to offer holders of ordinary shares the opportunity to elect to take part in the TUI Travel PLC Dividend Reinvestment Plan (the "TUI Travel Plan").

The TUI Travel Plan is a dealing facility which enables those TUI Travel shareholders who are entitled to dividends to which the TUI Travel Plan applies, to invest cash dividends received in purchasing further TUI Travel ordinary shares. The TUI Travel Plan is administered by Equiniti Financial Services Limited.

The terms and conditions of the TUI Travel Plan are described fully in the enclosed booklet.

If you are in any doubt about how your tax position will be affected should you choose to join the TUI Travel Plan, you should consult your own financial adviser before taking any action.

Action to be taken

If you wish to receive the whole of your dividends in cash, you need take no further action.

If you wish to participate in the TUI Travel Plan, you should complete the enclosed Form of Mandate in accordance with the instructions on the Form and return it to Equiniti Financial Services Limited. If you have any queries concerning the Form of Mandate or the TUI Travel Plan, please contact Equiniti Financial Services Limited on 0870 241 3018.

Yours faithfully

Andrew John
Company Secretary

Dividend
Reinvestment



SHARE REGISTRATION INVESTOR SERVICES EMPLOYEE BENEFITS

TUI Travel PLC

EQUINITI

The Dividend Reinvestment Plan is a convenient easy and cost effective way to build your shareholding in TUI Travel.

Making your plan work

Risk warnings

If you make an investment under this plan it's in just one company. So you should think of it as one part of a balanced portfolio. It's important to remember that the price and value of any investment can go down as well as up. That's also true of any income that might come from it. So you might get back less than you invested. The way an investment has performed in the past doesn't tell you how it will perform in the future. You should not interpret the information in this booklet as a recommendation by the Company or us to buy or hold shares in the Company. It's your decision. If you're not sure whether this investment is right for you, you should talk to an authorised financial adviser.

Special information

How much does it cost?

- There's a charge of 0.5% of the value of the shares you buy, and there's no minimum fee.
- You have to pay Stamp Duty Reserve Tax, which is currently 0.5% of the value of the shares you buy.
- There's no charge for joining or leaving the plan.

Who can join?

UK shareholders – you can join the plan if you live in the UK. Overseas shareholders – please see paragraph 3 of the terms and conditions. You're responsible for checking that you can join.

How do I join?

Simply complete and return the application form enclosed with this booklet.

If you have any questions just call our helpline on 0870 241 3018.

What happens to any money left over?

If after we've bought your shares there's a small amount of cash left – but it's not enough to buy one share – we'll look after it and add it to your next dividend. If you leave the plan, we'll send you any remaining cash as soon as possible. Look at paragraph 7 of the terms and conditions for more information.

Can I cancel the plan?

You can leave the plan at any time. You'll find more details in paragraph 12 of the terms and conditions.

What are the deadlines for joining and leaving the plan?

We need to receive your application or cancellation request at least 10 working days before the date of the next dividend payment date.

If you have any questions about the information in this booklet just call our helpline on **0870 241 3018**.

Terms and Conditions

Your Plan is provided by Equiniti Financial Services Limited, which is authorised and regulated by the Financial Services Authority of 25 The North Colonnade, Canary Wharf, London E14 5HS, and is on the FSA register under reference 468631. The main business of Equiniti Financial Services Limited is investment and general insurance services. Our registered office is in the UK at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Registered in England and Wales, number 06208699.

1 About the agreement between us

Once we accept your instruction to take part in the Plan, this booklet and these terms and conditions and your instruction will together constitute a binding agreement between you and us. Under the agreement, we will:

- collect the dividends paid on your shares in the Plan
- use your dividends to buy additional shares for you
- send you a detailed statement following each dividend showing details of the purchase.

This is an execution only service. We will carry out your instructions to buy shares. We will not offer or give any advice on the merits of your instructions or purchases. We will not assess the suitability of purchases made for you or other services provided under the Plan and you do not benefit from the rules of the Financial Services Authority on assessing suitability.

2 Definitions

Under the agreement between us, the following words have particular meanings:

- **Plan** means this dividend reinvestment plan
- **you, your** means
  - the personal investor or corporate body who signs the application form

  or
  - if more than one person signs, the joint holders jointly and severally and/or
  - your personal representatives
- **we, our, us** means Equiniti Financial Services Limited. It also includes any company to which we may transfer our rights and obligations in accordance with paragraph 14
- **the Equiniti Group** means Equiniti Financial Services Limited, its subsidiaries and parent companies and any subsidiary of any of its parent companies
- **the Company** means the company named in this booklet
- **shares** means ordinary shares in the Company
- **Special Information** means the special features applying to the Plan that are set out in this booklet and are part of these terms and conditions
- **FSA and FSA rules** mean respectively, the Financial Services Authority and the rules made by the FSA, amended from time to time.

3 Eligibility to join the Plan

The decision to take part in the Plan is your responsibility.
You may participate in the Plan unless:

- you are a North American person, or
- you fall into one of the other excluded categories described here or in the Special Information.

A North American person here means:

- any citizen or resident of the USA or Canada, including the estate of any such person, or
- any corporation, partnership or other body created in or organised under the laws of the USA or Canada, or any political subdivision of either country, or
- any estate or trust whose income, regardless of its source, is subject to US federal or Canadian income tax.

References here to the USA or Canada include their territories, possessions and all areas subject to their jurisdiction.

If you are a citizen or resident of an overseas country other than the USA or Canada, you may take part in the Plan provided you are not subject to regulations that would oblige us or the Company to comply with any governmental or regulatory procedures or similar formalities. You are responsible for making sure you can validly take part and for complying with all necessary formalities. You should consult a professional adviser if you are in any doubt about:

- whether you need any government consents or to observe any other formalities, or
- whether you're prohibited from receiving shares instead of cash dividends.

4 Joining the Plan

Applications to join the Plan must reach us by the deadline given in the Special Information in order for the Plan to apply to the next dividend and then for subsequent dividends. Applications that miss the deadline will only be eligible for subsequent dividends.

We do not usually acknowledge receipt of applications.

We have the right to refuse an application. If your application is incomplete or incorrect and we are unable to get it corrected, we may have to return it without carrying out your instructions.

Once you join the Plan, all future dividends paid by the Company will automatically be reinvested for you through the purchase of additional shares until either you leave the Plan or we suspend or terminate the Plan.

5 Tax position

This is a summary of your tax position under current UK law and HM Revenue and Customs practice.

Please remember:

- this is only an outline of the tax position, not a comprehensive picture – your own tax treatment will depend on your individual circumstances
- it only covers the tax position for a shareholder resident in the UK
- the law and rules on tax can change from time to time
- you are responsible for paying any taxes attributable to your taking part in the Plan, including (but without being limited to) income tax and capital gains tax
- we are not liable for any taxes attributable to your taking part in the Plan
- we cannot give you financial or tax advice. If you have questions

or uncertainties, we strongly recommend you consult an authorised financial adviser.

Income tax

An individual shareholder is deemed to have paid income tax at the dividend ordinary rate of 10%. This is called the tax credit. If you pay income tax at the starting or at the basic rate, you will have no further tax to pay on the dividends.

If you are a higher rate taxpayer, you will have a further liability for tax. You cannot reclaim the tax credit.

Capital gains tax

To calculate your gain or loss for capital gains tax purposes when shares are sold, the base cost of shares bought on your behalf will be their purchase price, including the dealing charge and stamp duty.

6 Share purchases

6.1 The share purchases under the Plan will be transmitted by us to one of our approved entities for execution. There are currently more than ten approved entities and all of them have been selected by us because they have demonstrated that they have policies and procedures that enable them to deliver the best possible result for you, given the types of order and the market conditions involved. In particular, these entities will treat price and costs (total consideration) as the most important factors when dealing with or executing share purchases, although they may also take into account other factors such as speed, likelihood of execution and settlement, size or any other relevant considerations.

These approved entities will normally execute share purchases on a regulated market but may choose to use other execution venues (including off-exchange dealers) where this is advantageous. We will monitor the performance of these entities and periodically review our internal arrangements and policies for dealing with share purchases under the Plan with a view to achieving the best possible result for you. Further information about these internal arrangements and policies (including a full list of our approved entities) is available on request.

Share purchases made on your behalf may be aggregated with share purchases made for other participants in the Plan, and this may work to your disadvantage in relation to a particular order, compared with the price you would have paid if your purchase had been made on its own.

For all participants, shares may be bought in separate transactions and on different days, if need be. If it is necessary to buy shares at different prices, we will calculate an average price for all of them.

You will receive the maximum whole number of shares it is possible to buy for you using your cash dividend plus any cash balance from previous dividend payments minus the charges described in this booklet.

Shares will be bought for you as soon as practicable on or after the dividend payment date.

The shares bought for you under the Plan will be registered in your name and you will be sent a share certificate unless:

- your shares are held in the CREST system. In this case, the shares will be credited to your CREST account

or

- your shareholding is not registered in your own name but is held on your behalf (for instance, through a company sponsored nominee service). In this case, the arrangements for share issues will depend on the terms and conditions of that service.

We will send you a statement with full details of the share purchase no later than the first working day after we receive written confirmation that the purchase has been made. If applicable, we will also send you a share certificate.

6.2 Very occasionally, we may decide that, due to market conditions following a particular dividend, we are not able to purchase shares for you under the Plan within a reasonable time. In such a case, we may forward the amount of the dividend to you in cash. Alternatively, if the entity used by us to make the purchase recommends that it be given more time to complete the order, we may allow this.

7 Cash balances

The Special Information explains what will happen to:

- any cash balance that remains after shares have been bought for you, and
- any dividend money that's too little to buy one whole share.

You will not be paid interest on cash balances. We will keep any interest earned or any equivalent fee that the bank in question pays us.

All cash balances will be held by us as client money under the FSA rules and as follows:

- We will deposit the cash in the UK with an authorised bank.
- The bank will hold the cash on our behalf in a trust account separate to any account used to hold money belonging to us in our own right.
- We will not, however, be responsible for any acts or omissions of the bank.
- If the bank becomes insolvent, we will have a claim on behalf of our clients against the bank. If, however, the bank cannot repay all of its creditors, any shortfall may have to be shared pro rata between them.

The Special Information also describes how any cash balance will be treated if you leave the Plan or the Plan comes to an end.

If we are holding cash, whether client money or not, we may withdraw the cash and apply it towards paying fees, charges, and other sums due to us.

8 No third party rights

This agreement is only between you and us. It will not give any benefits to, nor be enforceable by, a third party.

9 Full and partial reinvestment

Usually you must participate in the Plan for all the shares in your account. But, if your shares are held for more than one beneficial owner, we may at our discretion allow you to reinvest the cash dividend on only part of your shareholding.

10 Partial sales and transfers of shares

If you sell or transfer some of your shares, your instructions will go on applying to your remaining shares.

11 The Plan charges

11.1 We will be entitled to the fees and charges set out in this booklet. We may review the amount and structure of the charges from time to time. We will give you 30 days' notice in writing before any change to the Plan's fees or charges comes into effect.

Charges, tax and any other duties will be deducted from the transaction. If the money to be invested, less any fees and charges, is too little to buy one whole share, no purchase will be made and you will not be charged. For more details please see the 'How much does it cost?' section of this booklet.

11.2 In addition to the charges outlined above, we receive fees from the Company sponsoring the service. The Company sponsors this service so that shareholders can benefit from the reduced charges available for bulk purchases, resulting from a number of shareholders' purchase instructions being dealt together. The fees are negotiated regularly with the Company, with the actual charge made to the Company reflecting the size, complexity and value of a particular scheme and our overall relationship with the Company. More information about these fees is available on request.

12 Cancelling or leaving the Plan

If you are a new customer, you have a right to cancel the Plan within 14 days of joining by sending us a letter stating that you wish to exercise your right to cancel. This must reach us within 14 days of your instruction to participate in the Plan reaching us.

Outside the cancellation period, you may leave the Plan at any time by sending us a letter stating that you no longer wish to participate.

If you do not want the Plan to apply to your next dividend, your letter must reach us by the deadline set out in the Special Information.

Cancelling or leaving the Plan will not prevent the completion of any transactions already underway. The normal charges will be made for these transactions.

Unless you tell us otherwise, any existing instruction you've given us to pay your cash dividends to a bank, building society or third party will carry on.

If we receive notification of a shareholder's death, mental incapacity, bankruptcy or liquidation, that shareholder's participation in the Plan will end for all future dividends – and, if we receive the notification before the deadline in the Special Information, this will include the next dividend. If, however, the relevant shares are held in the name of more than one person, and after the event the shares are held by the other joint shareholder/s, then the Plan will continue to apply in relation to the shares.

13 If we terminate the Plan

We may suspend or terminate the Plan at any time. If this happens:
- you will be notified by letter
- you will receive the next cash dividend paid by the Company on, or as soon as practicable after, the dividend payment date
- the completion of transactions already under way will not be affected.

14 Assigning the agreement

In accepting these terms and conditions you agree that we may transfer our obligations under this agreement to any other company, if that other company writes to you and undertakes to carry out all our duties and obligations under this agreement. If it does so, you agree that we will be released from all those duties and obligations that such company has undertaken to carry out. We shall satisfy ourselves that any such company is competent to carry out those functions and duties transferred and is authorised to do so by the FSA, if such authorisation is required. As part of transferring our rights and obligations to a third party, we may transfer all of the cash, investments and information we hold under these terms and conditions to the third party or its nominee.

Remember, however, that you have a right to end this agreement at any time by following the procedure set out in paragraph 12. No charge is payable by you when you terminate.

15 Our policy on conflicts of interest

15.1 The Equiniti Group has established and implemented a Conflicts Policy (which may be revised and updated from time to time) in line with the FSA rules, which sets out how we must seek to identify and manage all material conflicts of interest. Such conflicts of interest can occur in our day to day business activities: for example, where one of our clients could make a gain at the direct expense of another client, or we might be faced with an opportunity to make a gain but this would be to the direct disadvantage of one or more of our clients.

15.2 Depending on the exact nature of the conflict of interest involved, we may take certain actions in accordance with the Conflicts Policy to mitigate the potential impact of the conflict. Such actions may include putting in place controls between the opposing sides of the conflict, which may control or prevent the exchange of information, and/or involve the appropriate management of staff activities and segregation of duties. Where such controls would be insufficient to eliminate the potential material risk of damage to clients from specific conflicts, then we will disclose the general nature and/or source of those conflicts of interest to you prior to us undertaking the relevant business.

15.3 You'll find full details of our Conflicts Policy on our website at **www.shareview.co.uk**, or you're welcome to contact us and ask us for a printed copy.

At the time of the issue of this document no material conflicts of interest were identified which could not be managed in accordance with 15.1 above.

16 Governing law

These terms and conditions are governed by English law. Any disputes relating to the agreement between us will be subject to the jurisdiction of the courts of England and Wales.

17 FSA regulatory classification

You will be classified for the purposes of the FSA rules as a retail client. If, however, you would otherwise be an eligible counterparty or a professional client, you may not necessarily have the rights of a retail client under the Financial Services Compensation Scheme. For more information on complaints/compensation, please see paragraph 21 of these terms and conditions.

18 Communications between you and us

Any agreement made between you and us under these terms and conditions will be in the English language. We will always communicate with you in English.

Please address all letters, instructions, notices and other documents for us to:

Share Dividend Team, Equiniti,
Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Until your communication actually reaches us at this address, we will not be able to treat it as officially received, nor to act on it.

You must give us any instructions in writing. We may sometimes be able to accept instructions by fax, email, telephone or online, but in this case, we may require you to confirm your instructions in writing before we go ahead and act on them.

We will send all statements, notices and other documents by post to the sole or first-named joint holder. If the sole or first-named joint holder has given us an email address:

- we will have a discretion to send any notices or other documents to you via that email address; and
- by sending to that email address a link to our website, we will have a discretion to use that website to provide to you (together with other participants in the Plan), general information or documents relevant to these terms and conditions in the future. For example, we may use the website to advise you of updates or amendments to these terms and conditions, or new fees and charges, rather than having to send this type of information to you (and all other participants in the Plan) individually by post or email.

If you provide us with an email address but subsequently decide that you do not want us to communicate with you by email or using a website, please send us a letter in the post stating this and we will resume using the last postal address we have for you.

Everything we send you is at your own risk. If you need documents to be reissued or altered, there may be a fee to pay.

19 Protecting your personal data

19.1 You agree that we may keep the personal details that you or others give us during your relationship with us on an Equiniti database. These details may include:

- information that you or your agents give us on application forms, in letters, via electronic messages or over the phone
- what we know from providing you with this Plan and analysing the transactions you carry out through us
- information that comes to us from credit reference and fraud detection agencies or services, and registration or stockbroking industry exchanges
- information we receive from our client companies or their agents.

We may store, use and process your personal information in order to:

- assess your application to participate in this service
- provide you with services
- identify other products and services that might be suitable for you
- keep our records about you up to date
- check your identity
- prevent and detect fraud and/or money laundering
- recover debts, and
- carry out research and statistical analysis about our services and how we might improve them. Sometimes we may use an outside market research agency to do this for us, in which case we undertake to ensure that they appropriately protect any personal customer data we share with them.

19.2 Unless you tell us not to, we may share your information within the Equiniti Group and we or other Equiniti Group companies may write to you about:

- Equiniti Group products and services we believe may interest you, and/or
- selected products and services from third party businesses we know and trust.

If you prefer not to receive this kind of information, simply let us know by visiting www.shareview.co.uk/clients/optout or calling 0870 607 0636.

19.3 Under the Data Protection Act 1998 you are entitled to a copy of the information we hold about you on request, on payment of a fee. If you think any information we hold about you is inaccurate, don't hesitate to let us know so that we can correct it.

19.4 The information we hold about you is confidential. We will only ever disclose it outside the Equiniti Group:

- at your request or with your consent
- in line with paragraph 19.1 above
- if the law requires or permits disclosure, or there is a duty to the public to reveal it
- if we are asked to do so by the FSA, the London Stock Exchange or any other relevant regulatory authority or exchange in the UK or overseas
- to investigate or prevent fraud or other crimes
- to the Company so that they can update their own records about you
- to our agents and others in connection with running accounts and other services for you
- to any individual or company to whom we propose to transfer our obligations and rights in line with paragraph 14 of these terms and conditions.

19.5 We may administer your account and provide you with some services via agencies in countries outside the European Economic Area ('EEA'), such as India or the USA, where data protection laws and standards differ from those in the UK. But, even if we are processing your personal details outside the EEA:

- there will always be a contract in place to ensure that such information is appropriately protected, and
- we will continue to be strictly bound by the UK's Data Protection Act 1998.

19.6 In order to comply with UK money laundering regulations, we may need to confirm your identity. To help us do this, we may make a search with a credit reference agency, which will keep a record of that search and will share that information with other businesses, and/or ask you to supply us with proof of identity.

This could lead to a delay in carrying out an instruction you've given us, or in paying you the proceeds of a sale or sending out your share certificate/s, or not being able to carry out an instruction at all. In any of these circumstances, we will not be responsible for any resulting loss.

19.7 We monitor and record some phone calls in case we need to check we have carried out your instructions correctly, to help maintain our quality standards and for security purposes.

20 Changing the Plan and/or these terms & conditions

The operation of the Plan is at our discretion. We may amend these terms and conditions to:

- comply with legal, tax or regulatory requirements
- correct errors, omissions, inaccuracies or ambiguities
- take account of any corporate reorganisations within our group of companies
- reflect a change in market conditions or the overall cost of providing the Plan to our customers
- reflect a change in technology to cover a development or change in the Plan or in the facilities we provide
- reflect developments in market practices
- reflect the terms and conditions on which the new provider offers a similar plan, in accordance with paragraph 14, or the computer systems the new provider will use to provide the Plan
- reflect any other valid reason.

If we intend to change the terms and conditions, and the alteration is material, we will give you at least 30 days' written notice of the alteration, unless it is impracticable to do so.

21 Complaints and compensation

If you have a complaint of any kind, please be sure to let us know. We will do our utmost to sort it out. Please put your complaint in writing to us at the following address: **Service Quality Team, Equiniti, PO Box 4608, Worthing, West Sussex BN99 6NZ.**

If we cannot resolve the issue between us, you may – so long as you are eligible – ask the independent Financial Ombudsman Service to review your complaint.

Our leaflet 'How to voice your concerns' has more details about our complaints procedure. You're welcome to ask us for a copy at any time.

We are a member of the Financial Services Compensation Scheme, set up under the Financial Services and Markets Act 2000.

If we cannot meet our obligations, you may be entitled to compensation from the scheme. This will depend on the type of agreement you have with us and the circumstances of the claim. For example, the scheme covers corporate sponsored nominees, individual savings accounts and share-dealing.

Most types of claims for FSA regulated business are covered for 100% of the first £30,000 and for 90% of the next £20,000. So the maximum compensation is £48,000.

For more details about the Financial Services Compensation Scheme:

- call their helpline on 020 7892 7300
- go to their website at www.fscs.org.uk
- write to them at FSCS, 7th floor, Lloyds Chambers, Portsoken Street, London E1 8BN.

For more on the classification of shareholders for regulatory purposes, please see paragraph 17 of these terms and conditions.

22 Our liability

Nothing in these terms and conditions will exclude us from:

- any liability caused by our fraud, wilful default or negligence

or

- any liability that the FSA rules say cannot be excluded. To the extent that the FSA rules make us liable for something, this agreement will be deemed to say so explicitly.

The amount of our liability for any claim you make (other than for fraud or a breach of the Conduct of Business Sourcebook or the Client Assets Sourcebook in the FSA rules) will be no more than the following:

- the amount or total amount of the dividend relevant to your claim (for example, where your claim relates to two dividends, this refers to the total amount of these two dividends)
  plus
- interest at 2% above the Bank of England base rate, starting from when the claim arises up until the point when we pay our liability amount.

We will not be responsible for the following:

- anything done or not done by the Company named in the booklet
- acting in accordance with a court order (of whatever jurisdiction) or failing to act in accordance with a court order that we haven't been notified about
- forged or fraudulent instructions. We will be entitled to treat instructions that purport to be from you as genuine, unless it ought to be obvious to anyone that they are not
- any losses, costs, damages or expenses you suffer that result from industrial action or any cause beyond our reasonable control including, but not limited to, any shortfall in the performance of our obligations because of malfunction or failure of any telecoms or computer service, electronic payment system or CREST or because of the circumstances contemplated by paragraph 6.2 (provided, where relevant, that we have complied with the FSA rules on business continuity). If this type of situation arises, however, we will remedy the situation as soon as reasonably possible
- any indirect, special or consequential loss (including direct or indirect loss of profit), other than where this results from fraud or a breach of the Conduct of Business Sourcebook or Client Assets Sourcebook in the FSA Rules on our part.

We may do, or stop doing, anything that, in our reasonable opinion, is necessary in order to comply with any laws, rules, regulations or the requirements of any regulatory or other body that are binding on us.

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Equiniti Financial Services Limited is authorised and regulated by the Financial Services Authority
Registered office Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Registered in England and Wales no 06208699

RD5100e Sep 07

EQUINITI

2007 DEC 17 P 12:25

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A3: OTHER DOCUMENTS SENT TO SECURITYHOLDERS

FIRST CHOICE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice as soon as possible from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the FSMA if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your First Choice Shares, you should send this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or the transferee. However, the distribution of this document and any accompanying documents into certain jurisdictions other than the United Kingdom may be restricted by law. Therefore, persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises a prospectus relating to the TUI Travel Shares prepared in accordance with the Prospectus Rules made under section 84 of the FSMA, has been filed with the FSA and has been made available to the public as required by rule 3.2 of the Prospectus Rules.

You should read the whole of this document and any documents incorporated herein by reference. In particular, your attention is drawn to the "Risk Factors" section of this document.

TUI TRAVEL PLC

(incorporated and registered in England and Wales under the Companies Act 1985 with registered number 6072876)

Proposed issue of up to 1,118,034,839 new ordinary shares in TUI Travel in connection with the proposed merger of TUI Tourism and First Choice and application for admission of ordinary shares in TUI Travel to the Official List and to trading on the London Stock Exchange's main market for listed securities

Application will be made to the UK Listing Authority for the TUI Travel Shares proposed to be issued in connection with the Merger to be admitted to the Official List and to the London Stock Exchange for the TUI Travel Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date (which is currently expected to be 3 September 2007). Application has not been, and will not be, made for TUI Travel Shares to be admitted to, or to be traded on, any other stock exchange.

Prospective investors should only rely on the information contained in this document and any documents incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised by TUI Travel or the Directors of TUI Travel. TUI Travel will comply with its obligations to publish updated information as required by law or by any regulatory authority but assumes no further obligation to publish additional information.

This document and any accompanying documents are not to be made available to any First Choice Shareholder with a registered address in any Restricted Jurisdiction and may not be treated as an invitation to subscribe for TUI Travel Shares by any person resident or located in any Restricted Jurisdiction.

All persons (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom, should seek appropriate advice before taking any action.

The TUI Travel Shares issued to or for the benefit of any resident of Canada will not be qualified for sale under the securities laws of any province or territory of Canada and will be subject to resale restrictions.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration. The TUI Travel Shares will not be registered under the US Securities Act, and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the TUI Travel Shares have not been and will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements. First Choice Shareholders (whether or not US persons) who are affiliates (as defined in the US Securities Act) of TUI Travel or First Choice prior to, and/or become affiliates of TUI Travel or First Choice on or after, the implementation of the Scheme will be subject to certain US transfer restrictions relating to the TUI Travel Shares. In particular, US persons should note the matters set out in paragraph 12 of Part III ("Information on the Merger") of this document. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme, or the issue of TUI Travel Shares, and any representation to the contrary is a criminal offence in the United States. TUI Travel Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account of any other national, resident or citizen of any Restricted Jurisdiction.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin—Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting as financial adviser and broker exclusively to First Choice, and as joint sponsor and financial adviser exclusively to TUI Travel, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser exclusively to First Choice and TUI Travel, and as joint sponsor exclusively to TUI Travel, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Morgan Stanley & Co. Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser exclusively to TUI AG and TUI Travel, and as joint sponsor exclusively to TUI Travel, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than TUI AG and TUI Travel for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Dated 29 June 2007

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. YOU SHOULD CONSULT YOUR OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

NONE OF TUI TRAVEL, THE DIRECTORS OF TUI TRAVEL OR THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION TO ANY PERSON REGARDING THE LEGALITY OF AN INVESTMENT BY ANY PERSON UNDER APPROPRIATE INVESTMENT OR SIMILAR LAWS. YOU SHOULD CONSULT WITH YOUR OWN ADVISERS AS TO THE LEGAL, TAX, BUSINESS, FINANCIAL AND RELATED ASPECTS OF ANY PROPOSED ACQUISITION OF TUI TRAVEL SHARES.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY, ANY TUI TRAVEL SHARES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND IS NOT FOR DISTRIBUTION TO ANY FIRST CHOICE SHAREHOLDER IN OR INTO ANY RESTRICTED JURISDICTION, EXCEPT AS DETERMINED BY TUI TRAVEL IN ITS SOLE DISCRETION AND PURSUANT TO APPLICABLE LAWS.

THIS DOCUMENT CONTAINS TRADE NAMES, TRADE MARKS, LOGOS, PRODUCT NAMES, SERVICE NAMES AND BRANDS WHICH ARE PROPRIETARY TO TUI TRAVEL, OR, AS THE CASE MAY BE, TO TUI TOURISM, TO TUI AG OR TO FIRST CHOICE.

DEFINED TERMS

Certain terms used in this document are defined in the "Definitions" section of this document.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Table of contents

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Summary

THE FOLLOWING INFORMATION IS EXTRACTED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO AND IN CONJUNCTION WITH, THE FULL TEXT OF THIS DOCUMENT.

An investment decision relating to TUI Travel or the Enlarged Group or the Merger should be based on a consideration of this document as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area no civil liability will attach to TUI Travel or the Directors in any such member state in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court in a member state of the European Economic Area, the plaintiff may under the national legislation of the member state where the claim is brought, be required to bear the costs of translating this document before the legal proceedings are initiated.

Where information is presented in this summary on "a combined basis in 2006" in respect of the Enlarged Group, it is presented in respect of TUI Tourism for the year ended 31 December 2006 and in respect of First Choice for the year ended 31 October 2006.

1. Introduction

On 19 March 2007, the boards of TUI AG and First Choice announced that they had agreed the terms of a recommended merger of TUI Tourism and First Choice to create a leading international leisure travel group, to be called TUI Travel PLC.

It is intended that the Merger will be effected through the acquisition by TUI Travel of First Choice (by means of the Scheme) and, simultaneously with completion of the Scheme, the acquisition by TUI Travel of TUI Tourism from TUI AG. Following completion of the Merger, TUI Travel will be owned as to 51 per cent. by TUI AG and as to 49 per cent. by First Choice Shareholders (on a fully diluted basis).

Application will be made for the TUI Travel Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange. It is expected that Admission and completion of the Merger will occur on 3 September 2007.

2. Overview of the Enlarged Group

On Completion, the Enlarged Group will be a leading international travel group which, on a combined basis in 2006, operated in approximately 180 countries worldwide and served more than 30 million customers in over 20 source markets.

The Enlarged Group's pro forma revenue and earnings before interest, tax, depreciation, amortisation and impairment (EBITDA) from continuing operations and acquisitions were, on a combined basis in 2006, £12.3 billion (€18.0 billion) and £467 million (€683 million) respectively. *(Source: unaudited pro forma financial information as set out on page 305 of this document).*

The Enlarged Group will be headquartered in Crawley, near Gatwick airport in the UK. On a combined basis in 2006, it employed approximately 48,000 people and operated a pan-European airline group consisting of 155 aircraft. The Enlarged Group will primarily serve the leisure travel consumer and it will be organised and managed through the following four business Sectors:

Mainstream

This Sector includes the sale of flights, accommodation, car hire, transfers and excursions, in addition to package holidays within the mainstream segment of the leisure travel marketplace. It comprises a number of vertically integrated tour operators, such as Thomson, First Choice and TUI Deutschland, within 158 countries, which in the year ended 31 December 2006 consisted of 155 aircraft and 3,594 retail shops across the UK, Ireland and Continental Europe. On a combined basis in 2006, this Sector served over 24 million customers and represented 65.8 per cent. of the underlying operating profit of the Enlarged Group.

Specialist

This Sector operates in three segments, Destination, Premium and Lifestages and comprises a number of specialist brands, such as Marmara, Sovereign and StudentCity, that operate in 11 source markets. The businesses in this Sector focus on specific destinations, premium travel experiences or particular customer demographics, often with differentiated and exclusive content. On a combined basis in 2006, the Specialist Sector served over two million customers and represented 10.6 per cent. of the underlying operating profit of the Enlarged Group.

Activity

This Sector comprises a number of activity lifestyle travel companies and premium brands operating in three market segments, Marine, Adventure and Experiential, including Headwater, Sunsail, The Moorings, Exodus and Travcoa. On a combined basis in 2006, it served almost 400,000 customers and represented 7.8 per cent. of the underlying operating profit of the Enlarged Group.

Online Destination Services

The Online Destination Services Sector consists of market-leading incoming agencies which provide services such as guest assistance, transfers, excursions and roundtrips to the Enlarged Group and third party tour operators and their clients. This Sector also sells accommodation online to both consumers and businesses and provides specialised services to cruise lines and the management of meetings and incentives activities for corporate clients. The Enlarged Group provides its destination services through a portfolio of destination agencies in 48 countries around the world. On a combined basis in 2006, this Sector served nearly 15 million customers and represented 15.8 per cent. of the underlying operating profit of the Enlarged Group.

Summary Historical Financial Information

TUI Tourism

The summary financial information below has been extracted and/or calculated without material adjustment from the financial information set out in Section B of Part V of this document.

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
	€m	€m	€m
Revenue	13,714.1	13,587.0	12,788.3
EBITDA	424.5	462.1	455.2
Operating profit	(545.7)	179.9	190.8
Net financial expenses	23.3	7.8	6.8
Profit before tax	(522.4)	187.7	197.6
Profit for the year	(563.9)	72.0	115.0
Underlying operating profit(1)	270.8	208.9	236.4
Underlying profit before tax	294.1	216.7	243.2
Underlying earnings	207.1	85.0	142.0
Net assets	3,215.8	3,812.1	3,661.9

(1) Includes profit on sale of property, plant and equipment, including aircraft of €40.5 million, €33.1 million and €6.0 million for the years ended 31 December 2006, 2005 and 2004 respectively.

First Choice

The summary financial information below has been extracted and/or calculated without material adjustment from the financial information set out in Part VII of this document.

Summary financial information for the three financial years ended 31 October 2006 is set out below. The 2006 and 2005 information is stated under IFRS and using the TUI Travel accounting policies and

format of accounts. The 2004 information is stated under UK GAAP and using the First Choice accounting policies and format of accounts.

	Year ended 31 October 2006	Year ended 31 October 2005	Year ended 31 October 2004
	£m IFRS	£m IFRS	£m UK GAAP
Revenue	2,899.0	2,647.0	2,317.5
EBITDA	176.9	163.7	135.2
Operating profit	119.3	120.5	76.0
Net financial expenses	(21.8)	(8.3)	(1.3)
Profit before tax	97.5	112.2	74.5
Profit for the year	72.3	80.3	45.8
Underlying operating profit	139.0	123.3	99.6
Underlying profit before tax	117.2	115.0	98.3
Underlying earnings	84.5	72.0	55.9
Net assets	282.0	276.2	487.1

3. Objectives and Strategy

TUI Travel's primary strategic objectives are:

- to be one of the world's leading leisure travel groups by providing customers with a wide choice of products with the flexibility to meet their changing needs;
- to deliver earnings growth and margin expansion through the combination of organic development and selected acquisitions;
- to deliver cost synergies estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion;
- to maintain a lean and efficient business model; and
- to maximise shareholder value.

TUI Travel aims to achieve these objectives through the following principal strategies: offering a comprehensive range of travel content to the consumer; increasing controlled contribution, developing the brand portfolio and improving yield management; maintaining an efficient and flexible business model; and making value-enhancing acquisitions in high-growth segments of the market.

4. Board and Management

The Board of TUI Travel is drawn from the boards of First Choice, TUI AG and the current management of TUI Tourism, supplemented by additional independent Non-Executive Directors. The Board comprises 14 Directors and, following the appointment of three further independent Non-Executive Directors as soon as practicable following Completion, the majority of the Board will be independent.

The Board is chaired by Dr Michael Frenzel as Non-Executive Chairman (currently Chief Executive of TUI AG), with Sir Michael Hodgkinson (currently Chairman of First Choice) appointed as independent Non-Executive Deputy Chairman.

The executive team of TUI Travel comprises Peter Long as Chief Executive, Peter Rothwell as Deputy Chief Executive, Paul Bowtell as Chief Financial Officer, William Waggott as Commercial Director, Christoph Mueller as Aviation Director and Dr Volker Böttcher as Managing Director, Central Europe.

In addition to the Chairman and Deputy Chairman, the Board includes six Non-Executive Directors, of whom five are independent. These Non-Executive Directors are Tony Campbell, Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley (who are currently Non-Executive First Choice Directors) and Rainer Feuerhake (who is currently Chief Financial Officer of TUI AG). Three additional independent Non-Executive Directors will be appointed by the Board as soon as practicable following Completion.

TUI Travel attaches great importance to the skills and expertise of the employees of First Choice and TUI Tourism and believes the increased size and strength of the Enlarged Group will offer attractive career prospects.

However, in order to achieve the planned benefits of the Merger some operational restructuring will be required following Completion. If compulsory redundancies are necessary, TUI Travel will comply with all applicable consultation and legal requirements in this respect.

5. Summary of the Merger

It is intended that the Merger will be effected through the acquisition by TUI Travel of each of TUI Tourism and First Choice, as a result of which TUI Travel will be the holding company of the Enlarged Group.

The acquisition of First Choice will be effected by means of the Scheme. Under the terms of the Scheme, the First Choice Shares will be cancelled and, on the Effective Date, First Choice Shareholders will receive one TUI Travel Share for each First Choice Share. The total number of TUI Travel Shares to be issued to First Choice Shareholders on Completion will constitute 49 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis).

The acquisition of TUI Tourism will be effected, in accordance with the terms of the Merger Agreement, by means of a share exchange pursuant to which, on Completion, TUI AG will transfer or procure the transfer of its shareholdings in the relevant holding companies of the TUI Tourism Group. In consideration, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG on Completion, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). Under the terms of the Merger, on Completion TUI Travel will assume target net debt of €875 million (inclusive of pension liabilities) in connection with its acquisition of TUI Tourism.

The terms of the Merger Agreement require a Relationship Agreement to be entered into between TUI AG and TUI Travel. The Relationship Agreement records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. It confers upon TUI AG the right to appoint two Directors to the Board for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel. In addition, for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, TUI AG may appoint one of its nominated Directors as the Chairman of the Board or, instead, the Chief Executive of TUI Travel.

The Merger is conditional upon, amongst other matters, Admission, the approval of the Scheme and the Reduction of Capital by First Choice Shareholders and the Court, the Takeover Panel granting a specific waiver from the requirements of Rule 9 of the Takeover Code in respect of the issue of TUI Travel Shares to TUI AG and all necessary consents having been obtained from providers of bonding and other finance facilities to TUI AG, TUI Tourism and First Choice.

6. Current Trading

TUI Tourism

Trading for the financial year 2007 is in line with the Board's expectations. Overall demand in the travel market remains strong, with varying levels of growth in demand across TUI Tourism's source markets.

Overall, bookings for the 2007 Summer season have started well, with customer numbers up 7.8 per cent. and booked revenues up 2.8 per cent. year-on-year, as at 22 June 2007. The Central Europe Sector, which includes the large German source market, recorded a good increase in bookings, although the Sector's results are affected by start-up costs in connection with the restructuring of flight operations under the new brand TUIfly.com. Customer numbers and booked revenues have also increased in the Western Europe Sector, although the Northern Europe Sector has experienced a decline year-on-year due to difficult market conditions in the UK and Ireland.

Despite varying trends across TUI Tourism's source markets, in the absence of significant adverse events the performance for the full year is expected to be in line with the Board's expectations.

First Choice

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium-haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 Summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, Summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the Summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

7. Dividend Policy

Following Completion, consistent with the Enlarged Group's growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, including the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertake a Court-approved capital reduction under section 135 of the Companies Act 1985 to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

8. Risk Factors

A number of factors may affect the Enlarged Group's operating results, financial condition and prospects. Prospective investors should consider carefully the following risks summarised below:

- The Enlarged Group's business may be adversely affected by general economic conditions and other business conditions outside of its control.
- Changes in consumer behaviour and preferences, including increasing trends to book holidays closer to the time of travel than has previously been the case and concerns over the environmental impact of airline travel, may adversely affect the Enlarged Group's business.
- Significant competition in the European travel and tourism industry could lead to reduced prices or a loss of customers.
- Exposure to political instability, terrorism or natural disasters may lead to a reduction in consumer spending on leisure travel.
- The Enlarged Group will be vulnerable to fluctuations in exchange rates, interest rates and fuel costs.
- Changes to regulation, the introduction of new regulation and/or a failure to comply with regulation may result in increased costs for the Enlarged Group.

- The Enlarged Group's success will depend on its ability to retain key management and good relations with employee representatives.
- The Enlarged Group's business may suffer if it is unable to keep up with the latest information technology developments.
- The Enlarged Group will be dependent on third party service and facility providers.
- The Enlarged Group will have significant liabilities in connection with under-funded pension benefit plans, particularly in the United Kingdom, which could give rise to increased costs or otherwise adversely affect the Enlarged Group's business.
- Seasonal fluctuations in the level of demand for the Enlarged Group's services will cause the Enlarged Group's profitability to fluctuate during the year.
- Inability to identify appropriate acquisition targets, or the failure to successfully integrate acquired businesses into the Enlarged Group's business, could affect the Enlarged Group's expansion strategy and may adversely affect its business.
- The Enlarged Group will not have absolute ownership of the TUI name and brand.
- One or more conditions to completion of the Merger may not be satisfied.
- There can be no assurance that the post-Completion reorganisation of the businesses of TUI Tourism and First Choice will achieve the anticipated synergies and cost savings.
- The market price of TUI Travel Shares may go down as well as up.
- The interests of TUI AG, as majority shareholder, may not always coincide with the interests of TUI Travel or TUI Travel's other shareholders.

Part I

Risk factors

A number of factors may affect the Enlarged Group's operating results, financial condition, prospects and share price. Most of these factors are contingencies which may or may not occur and TUI Travel is not in a position to express a view on the likelihood of any such contingency occurring. This section describes certain potential risks which apply to the Enlarged Group.

You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any investment decision.

The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all the potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Directors, or which they currently deem immaterial, may also have an adverse effect on the Enlarged Group's operating results, financial condition and prospects.

Risks relating to the Enlarged Group

The Enlarged Group's business may be affected by general economic conditions and other business conditions outside of its control.

Changing economic cycles may affect demand for tourism products. Such cycles may be influenced by global political events, such as terrorist acts, war and other hostilities as well as by market specific events, such as shifts in consumer confidence and consumer spending, labour or social unrest and political uncertainty.

Spending on travel and tourism is discretionary and price sensitive. An increase in interest rates, direct or indirect taxes, or the costs of living could lead to lower disposable income. Customers may reduce or stop their spending on travel or opt for lower-cost offers, in particular during periods of economic slowdown. Future economic downturns in any of the Enlarged Group's source markets could have a material adverse impact on the financial performance of the Enlarged Group in the case of that source market.

In addition, the introduction of travel taxes in any jurisdiction in which the Enlarged Group operates may affect both customers' spending on travel and the Enlarged Group's margin and could therefore have a material adverse impact on the financial performance of the Enlarged Group.

The Enlarged Group will be subject to changes in consumer behaviour and preferences.

In recent years, customers of the Enlarged Group have been increasingly booking holidays nearer the time of travel than has traditionally been the case. This type of booking behaviour makes it considerably more difficult for tourism companies to engage in seasonal planning and has the potential of making the Enlarged Group more vulnerable to short-term changes in customer demand. For example, bad weather at any of its destinations, or unseasonably warm weather in the Enlarged Group's source markets, could reduce demand for travel to the Enlarged Group's "sun and beach" destinations. Successful execution of the Enlarged Group's strategy will depend, among other things, upon its ability to anticipate changes in consumer preferences for leisure travel products across a number of source markets and destinations.

There is a further risk that the Enlarged Group's customers may choose to travel less by aircraft if they believe that aircraft travel is harmful to the environment. This may adversely affect the Enlarged Group's airline and holiday business.

Historically, the Enlarged Group has generated most of its business from integrated package tours, enabling it to maximise efficiently the use of its aircraft and hotel capacity. In recent years, customers of the Enlarged Group have been increasingly purchasing individual components of holidays, such as flights and hotel accommodation, particularly over the Internet. If demand for air package tours were to decline, this could lead to excess capacity on the Enlarged Group's aircraft. In addition, the Internet allows travel customers to compare easily the costs of each component of

their holiday, which could lead to increasing price pressure across the travel industry and could adversely affect the Enlarged Group's financial performance.

To the extent that the Enlarged Group purchases capacity from other airlines, it will be able to make capacity adjustments only to the extent permitted by its contracts with those airlines and there can be no assurance that the Enlarged Group will continue to be able to maximise the use of its aircraft and hotel capacity as effectively as it has in the past.

Significant competition in the European travel and tourism industry could lead to reduced prices or a loss of customers.

The Enlarged Group will have numerous competitors in its core European market. Some of these competitors have already consolidated or are in the process of consolidating into pan-European tourism groups. These groups are able to utilise the synergies generated by integrating the various components of the tourism value chain to improve their competitive position by increasing their market shares. Some of the Enlarged Group's competitors are focusing on offering modular holiday packages that the customers themselves combine, rather than integrated packages. Other competitors only offer dedicated individual components of holidays such as flights, hotels, accommodation or leisure activities, which customers can combine themselves, in particular by using the Internet. Internet-based travel and tourism businesses, such as online travel agencies, will continue to compete with the Enlarged Group. The Enlarged Group could lose customers or be forced to reduce its prices due to the significant competition in the European tourism industry.

Low-cost airlines compete successfully on many routes against charter airlines, including airlines operated by the Enlarged Group. If the Enlarged Group is unable to maintain a competitive cost structure for its airlines as compared to these low-cost carriers, it may be unable to offer competitive prices to its customers for package holidays that involve flights on its own aircraft. This may also affect the Enlarged Group's ability to sell capacity on its flights to third party tour operators on the same terms and in the same amounts as it has done to date and its single-seat offerings may become uncompetitive, which would adversely affect its financial results.

The Enlarged Group may be exposed to political instability, accidents, terrorism or the threat of terrorism, natural disasters or outbreaks of diseases or epidemics.

Airlines and package holiday providers are exposed to the risk of losses from political instability, accidents, terrorist attacks, acts of sabotage and natural catastrophes, climate change, outbreaks of diseases, epidemics, social unrest, civil war, international conflicts and failing governments, which could be of a magnitude that would threaten their economic viability. The Enlarged Group will operate in approximately 180 destinations worldwide and over 20 source markets, where its operations will be at risk of both domestic and international geo-political events impacting business performance as they could directly affect customers' propensity to travel. This may lead to a reduction in consumer spending on holidays and leisure travel products which could adversely impact the performance of the Enlarged Group.

The Enlarged Group may not be adequately insured against all expenses that may result from such events, if at all. The Enlarged Group may also be exposed to other civil law claims and be held liable for third-party losses if their insurers are unable to pay the resulting damages or refuse coverage. In addition, such losses could result in higher insurance premiums and could impose significant costs on the Enlarged Group. Future terrorist attacks or the threat of such attacks could also result in aviation or other insurance becoming unavailable or prohibitively expensive. Should this occur, the Enlarged Group would be unable to operate key parts of its business. If the Enlarged Group is unable to fly its customers to their destinations, it would experience consequential losses throughout its business.

In addition, any accident or incident affecting the Enlarged Group's aircraft, or the destinations they serve, could give rise to a public perception that its aircraft or the regions or countries in which it conducts tourism activities are less safe or reliable than those of its competitors, which could reduce demand for its products.

The Enlarged Group will be vulnerable to fluctuations in exchange rates, interest rates and fuel costs.

The Enlarged Group will face significant financial risk due to the substantial cross-border element of its trading, which exposes its business and results of operations to fluctuations in exchange rates. This is due to the imbalance between the currencies in which turnover is generated and costs are incurred and also to certain of the Enlarged Group's subsidiaries operating in functional currencies other than the Euro. Certain of the Enlarged Group's costs for materials, including destination services and aviation jet fuel, are denominated in currencies other than the currencies in which its customers pay for their holidays. This exchange rate risk is primarily in relation to the Euro/U.S. dollar and the Euro/pound sterling exchange rates.

The Enlarged Group's risk management policy will require forecasted expenses to be hedged against the currency in which the related turnover is to be generated. To the extent that the Enlarged Group does not adequately hedge its currency exposures, a significant negative change in exchange rates could result in a mismatch between its costs and its turnover which could significantly reduce its results of operations.

In the event of rising interest rates, the Enlarged Group's interest costs in respect of its borrowings will increase and its financial results will be adversely affected.

Aircraft fuel costs, which have fluctuated considerably since 2004, constitute a significant proportion of the operating costs of the Enlarged Group's operating expenses. Fuel prices and availability are subject to economic and political factors which are beyond the control of the Enlarged Group. Increases in fuel costs usually lead to increases in prices for holidays and to reduced demand for travel. In response to the rising fuel prices, the Enlarged Group may need to impose fuel surcharges on its short, medium and long-haul flights, which could reduce demand for its travel products. In addition, upon the expiry of existing fuel hedges, the Enlarged Group may not be able to enter into new hedging contracts at acceptable rates to help mitigate the risk of rising fuel prices.

Over the past few years, there have been discussions at the EU level and within EU member states in respect of whether the existing tax exemptions for kerosene, the primary aviation fuel, should be reviewed. There can be no assurance that the current tax exemptions for aviation fuel will not be repealed. The elimination of these exemptions would lead to an increase in the Enlarged Group's aviation fuel costs.

The Enlarged Group will be subject to significant regulation and may be adversely affected by changes to existing regulation, the introduction of new regulation and/or a failure to comply with any such regulation.

The industries in which the Enlarged Group will operate are heavily regulated at various levels by European and other national regulators. Regulated areas include, among others, the provision of holiday services, the availability of take-off and landing slots at airports and ownership requirements. Applicable regulations, which include noise and emissions restrictions, could be extended to include further environmental protection or consumer protection. Compliance with such regulations will impose significant costs on the Enlarged Group's business and could potentially limit its flexibility with respect to its business practices. In the event of non-compliance with certain regulations, such as those related to flight safety, a significant part of the Enlarged Group's business could be affected, which would have a material adverse impact on its results of operations.

The Enlarged Group will be subject to significant regulation, which may limit its operational flexibility, and non-compliance with the applicable regulations could lead to legal or regulatory sanctions, as well as reputational damage. The need to comply with new or revised regulations, or new or changed interpretations or enforcement of existing regulations, may have a material adverse effect on the Enlarged Group's business and financial performance.

European and national restrictions on airline ownership could result in the loss of the Enlarged Group's airline operating and route licenses, force divestment of its airline business or result in

other adverse effects on its business. In the European countries in which the Enlarged Group will operate an air carrier, the Enlarged Group will be permitted to operate airline services only if it is majority owned, and effectively controlled, by member states of the EEA or their nationals. The carrier must be able to prove this at any time. Failure to do so may result in the withdrawal of, or a refusal to issue, the carrier's operating licence or route licences. Accordingly, TUI Travel must remain majority owned and effectively controlled by EEA member states or their nationals in order for its airlines to maintain their operating and route licences. In addition there may be national ownership restrictions applicable to the grant of route licences to the Enlarged Group's airlines.

As 51 per cent. of the TUI Travel Shares will be owned by TUI AG (on a fully diluted basis), the continuation of the Enlarged Group's operating licences and route licences will also depend on TUI AG itself continuing to be majority owned, and effectively controlled, by member states of the EEA or their nationals. A change of control of TUI AG could therefore result in the withdrawal of the Enlarged Group's airline operating and route licences.

The Enlarged Group's success will depend on its ability to retain key management and it will rely on having good relations with trade unions, works councils and employee representatives.

The Enlarged Group will require effective management attention and focus. The performance and results of the Enlarged Group's business will depend upon the efforts and capabilities of the senior management team and other key personnel. The Enlarged Group cannot guarantee that such employees will remain with the Enlarged Group since competition for talented and qualified personnel is intense, and as such the loss of key managers could lead to an adverse effect on the Enlarged Group's business, operating results and financial performance.

With over 48,000 employees around the world, relationships with employees, European and local works councils, trade unions and other employee representatives will be an important part of the Enlarged Group's strategy. Should these relationships deteriorate, there could be a risk to customer service and increased costs associated with industrial disputes.

The Enlarged Group's business will depend on information technology systems.

The business of the Enlarged Group will depend on information technology systems, especially in their yield management activities and in the provision of central administration. The reservation systems and administrative operations of the Enlarged Group will rely on the continuous functioning of their information technology systems as the Enlarged Group will engage in direct selling of holidays and travel services to its customers over the Internet. The Internet is growing in importance, not only as a distribution channel but also as basic technology for the automation of business processes between business partners. Any disruption to the Enlarged Group's information technology systems could significantly hamper or prevent operations, reduce revenues, increase costs or otherwise adversely affect the operation of the Enlarged Group's business.

The Enlarged Group may be vulnerable to rapid changes in technology standards. Technology changes rapidly, especially in the consumer-oriented tourism business, and the Enlarged Group's business may suffer if it is unable to keep up with the latest information technology developments. In addition, the Enlarged Group may be required to incur expenditure on information technology in order to keep up with the technological developments of its competitors.

The Enlarged Group will be dependent on third party service and facility providers.

The Enlarged Group will be dependent on the provision of services by third parties, such as hotel operators, other airlines, suppliers of aircraft services (ground handling, fuel, engineering and maintenance, in-flight and catering), aircraft manufacturers and third party tour operators. If any third party services or facilities on which the Enlarged Group will rely in conducting its business are restricted, temporarily halted (for example, as a result of technical problems or strikes), cease permanently or are not available on commercially acceptable terms, this could have a material adverse effect on the business, financial condition and results of operations of the Enlarged Group, including through a deterioration in customers' confidence in the Enlarged Group's ability to offer

its services in a reliable manner. These adverse effects could also occur as a result of the loss or expiration of any of the Enlarged Group's contracts with third party service or facility providers and the inability to negotiate replacement contracts with other service providers at comparable rates or to enter into such contracts in any new markets the Enlarged Group wishes to access. In addition, the efficiency, timeliness and quality of contract performance by third party providers will be largely beyond the Enlarged Group's direct control.

The Enlarged Group will have significant liabilities in connection with under-funded pension benefit plans, particularly in the United Kingdom.

The Enlarged Group will have significant liabilities as a result of taking on the pension benefit plans of First Choice and TUI Tourism.

On an IAS 19 accounting basis in late 2006 the total combined deficit in the four largest UK schemes of the Enlarged Group was estimated to be approximately £363.27 million.

The Enlarged Group also has unfunded defined benefit pension obligations in countries outside of the UK and in particular the Enlarged Group has unfunded pension obligations in respect of the German defined benefit pension schemes which in 2006 equalled €74.5 million and the French defined benefit pension schemes which in 2006 equalled €10.2 million.

The cost of funding these benefits depends on a number of factors, including the real returns that can be obtained on the assets and the longevity of the members. The contributions to the defined benefit schemes may therefore change as a result of changes in investment performance, mortality and as a result of other actuarial experience factors not matching the assumptions made by the actuary.

The trustees of the Britannia Airways Limited Scheme (for TUI Tourism) and the Air 2000 Limited Retirement Benefits scheme and the Unijet Group Plc Final Salary scheme (for First Choice) are undertaking valuations which will result in updated schedules of contributions being finalised in 2007 for the Britannia Scheme and, for the other schemes, in the course of 2008. The trustees of the TUI (UK) Pension Scheme (for TUI Travel) will need to update their schedule of contributions in the course of 2009. A schedule of contributions is a schedule agreed between the participating employers and trustees of a scheme specifying the contributions payable by the employers and the scheme members; the scheme actuary is required to certify the schedule. The level of future contributions is not known at this stage and so there may be a risk of increased contributions in the future.

A recently decided case suggested that the trustees may have the right to set contribution levels (without employer agreement) which are in excess of the statutory funding requirement contributions. It is understood that this case may be subject to appeal. In addition, the trustees may seek additional contributions as a result of the Merger. This could have an adverse impact on the Enlarged Group's business, financial condition and results of operations.

If any participating company in a defined benefit pension scheme in the Enlarged Group were deemed to be "insufficiently resourced", the Pensions Regulator in the UK could issue a financial support direction requiring any company in the Enlarged Group which is connected or associated with the employer to put in place financial arrangements to support the pension liabilities. However, the Pensions Regulator may only issue a financial support direction where it considers that it is reasonable to do so.

The Enlarged Group will be subject to seasonal fluctuations.

Historically, the level of demand for TUI Tourism's and First Choice's services has fluctuated over the course of a calendar year, which caused their results to fluctuate, and this will continue to be the case for the Enlarged Group in the future. Demand has historically been highest in the summer season from May through to October and lowest in the winter season from November through to April (except for the days around Christmas, New Year and Easter). At the same time, a significant proportion of TUI Tourism's and First Choice's expenses are incurred more evenly throughout the year. Therefore, the Enlarged Group's profitability will fluctuate during the year, with the majority

of its profits being generated in the summer season. When disruptions to the Enlarged Group's business operations occur during the summer season, they may have a particularly strong adverse effect on the Enlarged Group's business, financial condition and results of operations.

Expansion through acquisitions entails certain risks, which could have adverse consequences for the Enlarged Group's business.

Part of the Enlarged Group's strategy may involve expanding its business through acquisitions of other businesses or establishing new businesses. Acquisitions will require the integration of new operations into the Enlarged Group's business. The Enlarged Group's ability to realise the expected benefits from future acquisitions will depend, in large part, upon its ability to integrate new operations with existing operations in a timely and effective manner and to manage an increasingly larger business. It will also depend upon the Enlarged Group's ability to recruit additional management as it cannot be assured that management of acquired businesses will continue to work for the Enlarged Group or that any of its recruiting efforts will succeed.

In addition, the Enlarged Group's acquisition strategy will involve numerous risks, including the potential inability to identify appropriate acquisition opportunities, possible failures of acquisitions to be profitable or to generate anticipated cash flows, the entry into markets and geographic areas where the Enlarged Group has limited or no experience, diversion of management's time and resources from core operations and potential difficulties in integrating operations and systems with those of acquired companies. Also, possible antitrust review by European or other antitrust authorities could result in such authorities seeking to impede the Enlarged Group's acquisition of new businesses.

The Enlarged Group will not have absolute ownership of the TUI name and brand.

TUI AG will grant the Enlarged Group a licence to use the TUI name and brand under the terms of the Trade Mark Licence Agreement (as summarised in paragraph 12.1.5 of Part XI of this document). The licence will be granted for an initial period of five years with a right to renew for a further five years on substantially similar terms. After such ten year period, the parties have agreed, without obligation, to consider further renewal on comparable terms. As well as its use in TUI Travel's name, the TUI brand is intended to be used extensively in the Enlarged Group's tour operating and aviation activities in Europe. It may be that the Enlarged Group and TUI AG are unable to agree terms for any further renewal of the Trade Mark Licence Agreement after the initial ten year period, or that any agreement may only be reached at substantially greater cost to the Enlarged Group than the licence fee.

Risks relating to the Merger

The conditions to completion of the Merger may not be satisfied.

Completion is conditional upon, among other things, approval by the First Choice Shareholders and approval of the Scheme by the Court. Any relevant body may refuse to grant its approval or may seek to make their approval subject to compliance by TUI AG, TUI Tourism, TUI Travel or First Choice with onerous conditions. These conditions, if accepted, could have the effect, among other things, of imposing significant additional costs on the Enlarged Group, limiting the Enlarged Group's revenues, or imposing other operating restrictions upon the business of the Enlarged Group.

The expected benefits of the Merger may not be realised.

There can be no assurance that the post-Completion reorganisation of the businesses of TUI Tourism and First Choice will achieve the anticipated synergies and cost savings.

The Board believes that the Enlarged Group will deliver pre-tax cost benefits estimated to be at least £100 million (€146 million) per annum, which will be fully realised within three years of Completion. It is expected that the restructuring costs associated with the delivery of the synergies will amount to £130 million (€190 million). These potential benefits can only be fully realised

through a successful integration of the businesses and there is a risk that if the implementation of the integration plan does not proceed as contemplated, the forecast synergies may not be realised, or they may not be realised according to the timescale contemplated. In addition, details of proposed synergies will need to be the subject of discussion and consultation with trade unions, employee representatives and European and local works councils as appropriate.

The success of the Merger depends on the ability of the Enlarged Group effectively to combine the businesses of TUI Tourism and First Choice, which will involve operational complexities. Failure successfully to combine the businesses of TUI Tourism and First Choice would have an adverse impact on the Enlarged Group's business, financial condition and results of operations.

Risks relating to the TUI Travel Shares

The market price of TUI Travel Shares may go down as well as up.

The price at which TUI Travel Shares are quoted and the price at which investors may realise their TUI Travel Shares will be influenced by a large number of factors, some specific to the Enlarged Group and its operations and some which may affect the quoted travel company sector or quoted companies generally and which are outside of TUI Travel's control. These factors could include the performance of the Enlarged Group, large purchases or sales of TUI Travel Shares, legislative changes in the travel industry, general economic, political or regulatory conditions, changes in market sentiment towards TUI Travel Shares or changes in applicable taxation regimes. The Enlarged Group's results may fall below the expectations of securities analysts and investors as a result of these or other factors. In addition, stock markets from time to time suffer significant price and volume fluctuations which could affect the market price of TUI Travel Shares, but which are unrelated to the Enlarged Group's operating performance. Any of these events could result in a decline in the market price of TUI Travel Shares.

The interests of TUI AG, as majority shareholder, may not always coincide with the interests of TUI Travel or TUI Travel's other shareholders.

At Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares, calculated on a fully diluted basis. As a result, TUI AG will have the voting majority necessary to block or adopt certain resolutions of TUI Travel Shareholders, including those concerning the election of Directors and the distribution of dividends. Subject to the terms of the Relationship Agreement, TUI AG will be able to exercise influence over TUI Travel. This concentration of ownership may have the effect of delaying or deterring offers by third parties to purchase some or all of the outstanding TUI Travel Shares or otherwise to bid for ownership of TUI Travel. Such delay or deterrence could deprive TUI Travel Shareholders of opportunities to receive a premium for their TUI Travel Shares as part of a sale of TUI Travel, and that possibility may prospectively have a negative effect on the market price of TUI Travel Shares.

Further, although TUI AG has agreed not to dispose of any of its holding of TUI Travel Shares for a period of 12 months following Completion other than in certain defined circumstances, it may subsequently sell all or part of its holding of TUI Travel Shares. Such a sale could result in an excess supply of TUI Travel Shares in the market, which would in turn negatively impact the market price of TUI Travel Shares.

Although TUI AG, TUI Tourism and First Choice currently anticipate a strong relationship and alignment of interests between TUI Travel and TUI AG, the business goals of TUI Travel and TUI AG may not always coincide. A divergence of business goals may lead to TUI AG using its voting majority to adopt or block resolutions whose effects may not be in the best interest of TUI Travel or TUI Travel's other shareholders.

Forward-looking statements

Certain statements contained in this document, including those in the Parts headed "Summary", "Risk Factors", "Information on the Enlarged Group", "Information on the Merger", "Financial Information on TUI Tourism", "Financial Information on First Choice", "Operating and Financial Review Relating to TUI Tourism" and "Operating and Financial Review Relating to First Choice" constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TUI Tourism, First Choice or, following Completion, the Enlarged Group or industry results, to be materially different from any future results, performance or achievement expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding TUI Tourism's, First Choice's and, following Completion, the Enlarged Group's present and future business strategies and the environment in which TUI Travel will operate in the future. As a result TUI Tourism's, First Choice's and, following Completion, the Enlarged Group's actual future financial condition, performance and results may differ materially from the plans, targets and expectations set out in the TUI Tourism's, First Choice's and TUI Travel's forward-looking statements contained in this document or any other forward-looking statement any of them may make. Except as required by the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the London Stock Exchange or by law, none of TUI Tourism, First Choice and TUI Travel undertakes any obligation to update any of the forward-looking statements contained in this document or other forward-looking statements any of them may make.

NON-STATUTORY TERMINOLOGY

EBITDA is calculated as operating profit before depreciation of tangible fixed assets, impairment and amortisation of intangible assets where these are included in operating profit. EBITDA is not a measurement of performance under IFRS and an investor should not consider EBITDA as an alternative to operating profit or net result (as determined in accordance with generally accepted accounting principles); or as a measure for operating performance or as an alternative to net cash outflows or inflows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles); or as an alternative to any other measure of performance under generally accepted accounting principles. EBITDA is commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods or non operating factors. Accordingly this information has been disclosed to permit a more comprehensive analysis of the performance. As companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly titled measures of other companies. In addition, the EBITDA information included in this document is unaudited.

EXCHANGE RATES

Unless otherwise stated, throughout this document the exchange rate used to convert between Sterling and Euro is £1.00 : €1.46 and €1.00 : £0.68.

Directors, Company Secretary, registered office and advisers

Directors	Dr Michael Frenzel Sir Michael Hodgkinson Peter Long Peter Rothwell Paul Bowtell William Waggott Christoph Mueller Dr Volker Böttcher Rainer Feuerhake Tony Campbell Clare Chapman Bill Dalton Jeremy Hicks Giles Thorley
Company Secretary	Andrew John
Registered Office	First Choice House London Road Crawley West Sussex RH10 9GX
Joint Sponsors	Deutsche Bank AG, London Branch 1 Great Winchester Street London EC2N 2DB Lazard & Co., Limited 50 Stratton Street London W1J 8LL Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA
Legal Advisers to the Company	Allen & Overy LLP One Bishops Square London E1 6AO Herbert Smith LLP Exchange House Primrose Street London EC2A 2HS
Reporting Accountants	KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

Legal Advisers to the Sponsors	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA
Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

Expected timetable of principal events

Timetable to Completion[1][2]

Event	Time and date
Latest time and date for receipt of forms of proxy for the Court Meeting	10.00 a.m. on 23 July 2007[3]
Latest time and date for receipt of forms of proxy for the First Choice EGM	10.15 a.m. on 23 July 2007
Voting Record Time	6.00 p.m. on 23 July 2007[4]
Court Meeting in respect of the Scheme	10.00 a.m. on 25 July 2007
First Choice EGM	10.15 a.m. on 25 July 2007[5]
Court Hearing to sanction the Scheme	29 August 2007
Court Hearing to confirm Reduction of Capital	31 August 2007
Scheme Record Time	6.00 p.m. on 31 August 2007
Effective Date of the Scheme and completion of the Merger	**3 September 2007**
Cancellation of listing of First Choice Shares	8.00 a.m. on 3 September 2007
Expected date of Admission of, and commencement of dealings in, TUI Travel Shares	8.00 a.m. on 3 September 2007
Crediting of TUI Travel Shares to CREST accounts	8.00 a.m. on 3 September 2007
Latest date for despatch of share certificates in respect of TUI Travel Shares	17 September 2007

(1) These times and dates are indicative only and the expected dates following the Court Hearings referred to above will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the Reduction of Capital. If any of the above times and/or dates change, the revised times and/or dates will be notified by announcement through the Regulatory Information Service.

(2) Unless otherwise stated, all references in this document to times are to London times.

(3) The form of proxy for the Court Meeting (but not the First Choice EGM) may alternatively be handed to First Choice's registrar on behalf of the Chairman of the Court Meeting at the start of the Court Meeting.

(4) If either the Court Meeting or the First Choice EGM is adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the date two days prior to the date set for the adjourned meeting.

(5) Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

Part II

Information on the Enlarged Group

1. Introduction

On Completion, the Enlarged Group will be a leading international travel group which, on a combined basis in 2006, operated in approximately 180 countries worldwide and served more than 30 million customers in over 20 source markets.

The Enlarged Group's pro forma revenue and earnings before interest, tax, depreciation, amortisation and impairment, (EBITDA) from continuing operations and acquisitions were £12.3 billion (€18.0 billion) and £467 million (€683 million) respectively on a combined basis in 2006. *(Source: unaudited pro forma financial information as set out on page 305 of this document).*

The Board believes that the Merger offers significant benefits to First Choice Shareholders and its customers, employees and business partners.

2. Background to the Merger

The leisure travel environment has changed significantly over the last decade. The rapid development of low-cost airlines, the growth of online intermediaries, as well as increasing access to travel products via the Internet has driven changes in consumer behaviour. As a result, consumers are increasingly demanding greater flexibility and choice when purchasing leisure travel products and are seeking to access travel content through a number of points of sale, most notably the Internet.

Travel companies have responded to these changes, with both TUI Tourism and First Choice successfully reorganising their respective business models to compete within the new market:

- TUI Tourism has adapted to the changes in consumer behaviour by extending its product offering from traditional package holidays to a more Internet-based component offering, including seat-only, accommodation-only, dynamic packaging and other travel related products to ensure that its brands remain relevant in the current leisure travel market place.
- First Choice has pursued a strategy of providing differentiated and exclusive products to its customers. It has invested in its mainstream business (including the development of six exclusive Holiday Villages) and built leadership positions in growing niche segments via a successful acquisition strategy. The result has been double-digit earnings growth each year since 2003.

Consequently, the Board believes that the Merger, through the combination of TUI Tourism's large consumer tour operating brands, flight and bed content and web-led modular strategy with First Choice's specialist brands and product differentiation strategy, will create a business that is competitively positioned to satisfy all the leisure travel needs of the travel consumer. Whether that is an independent traveller seeking access to a flight or hotel room, the traditional package holidaymaker looking for the value and security of a package holiday or a travel consumer who is seeking a different type of leisure travel experience, the Enlarged Group will be able to provide the relevant content, through a variety of controlled distribution channels.

3. Competitive Strengths

The Board believes that the following key competitive strengths will enable the Enlarged Group to deliver sustainable revenue and earnings growth:

- the breadth and depth of its travel operations which address a wide range of consumer travel needs, including individual travel components (such as flights and accommodation), fully integrated package tours and niche travel products;
- a strong portfolio of over 170 brands, including leading brands such as TUI, Thomson, First Choice, JetAir, Sunsail, The Moorings, Marmara and Nouvelles Frontières;

- a variety of distribution channels in all major source markets, including off-line (retail shops and brochures), call centres and online (web-based) distribution, in order to maximise customer reach, ease of booking and flexibility of choice for customers;
- the opportunity to cross-sell differentiated travel products into the combined source markets of the Enlarged Group in cases where such opportunities have not previously been exploited;
- a leading position in the attractive long-haul segment of the travel market, supported by the Enlarged Group's experience in this segment and a firm order book for the new, fuel-efficient Boeing 787 Dreamliner, a new generation of aircraft which will enable the Enlarged Group to provide its customers with an enhanced long-haul experience to new and existing long-haul destinations;
- enhanced economies of scale in an increasingly competitive market place and the opportunity to realise significant pre-tax synergies (estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion). For further information, see paragraph 7 of this Part II;
- leading Internet travel offerings in most source markets in terms of scale, product range and technology;
- management's experience in making value-enhancing acquisitions, particularly in fragmented niches of the travel market where businesses have attractive growth characteristics; and
- management's track record of improving underlying profit margins and delivering shareholder value.

4. Objectives and strategy of the Enlarged Group

TUI Travel's primary strategic objectives are:

- to be one of the world's leading leisure travel groups by providing customers with a wide choice of products with the flexibility to meet their changing needs;
- to deliver earnings growth and margin expansion through the combination of organic development and selected acquisitions;
- to deliver cost synergies and maintain a lean and efficient business model; and
- to maximise shareholder value.

TUI Travel aims to achieve these objectives through the following principal strategies:

- *Offering a comprehensive range of travel content to the consumer*—the Enlarged Group will have access to a range of products, from differentiated and exclusive content within the package holiday market, to a specialist portfolio of niche travel businesses. Its significant bed and flight content, particularly in European leisure destinations, which is accessible via multiple distribution channels, including the Internet, will enable it to offer its customers both flexibility and choice. It intends to maintain and further develop this product range.

  The Enlarged Group will also focus on offering its combined range of travel services in all of its source markets in order to maximise their potential. For example, it will seek to package and distribute specialist content (such as yachting holidays or adventure travel) into new and existing source markets, by accessing the existing operational and product expertise within First Choice and optimising the brand strength and distribution capability of TUI Tourism within all major European markets.

  The Enlarged Group aims to develop further its leading position in the attractive long-haul leisure travel segment across a number of key source markets. This will be achieved through continued investment in its long-haul fleet capacity. The Enlarged Group is a launch-customer in Europe for the new Boeing 787 Dreamliner and it has a firm order book for 23 Boeing 787s, deliveries of which are expected to commence in 2009. The Boeing 787, with its use of carbon-fibre components, represents a new generation of aircraft that will use 20 per cent. less fuel for comparable flights than today's similarly sized airplanes. These aircraft will also provide an

enhanced in-flight experience for the Enlarged Group's customers through a combination of increased comfort and conveniences onboard. The Boeing 787 also has a greater range capacity which will enable the Enlarged Group to operate to destinations for its customers that previously could only be reached by taking a secondary flight. Furthermore, the Enlarged Group will continue to develop differentiated experiences in resorts such as the Holiday Village offering which will drive earlier bookings, higher repeat rates and enhanced margins.

- *Increasing controlled distribution, developing the brand portfolio and improving yield management*—the Enlarged Group will continue to invest in its controlled distribution channels and, in particular, those channels which will maximise Internet sales and content. It will also continue to build strong brand awareness and loyalty through its portfolio of market-leading consumer brands and specialist niche brands. The Enlarged Group will develop its Internet distribution capability across the European market and specialist portfolio, while maintaining (and growing where relevant) its retail and call centre distribution channels in Europe.

  The Enlarged Group will introduce its existing leading-edge yield management techniques and systems across all its key source market operations. This will enable it to drive incremental margins by micro managing the distribution of content by enabling it to manage capacity and load factor with real-time information.

- *Maintaining an efficient and flexible business model*—the Enlarged Group will benefit from the economies of scale and consolidation synergies to maintain an efficient cost base, particularly in the Mainstream Sector. In addition, the Enlarged Group expects to benefit from the restructuring and earnings enhancement programme announced by TUI AG in December 2006 which is progressing well. Building flexibility across the business model will also be a key imperative for the Enlarged Group to enable it to manage capacity and react to changes in demand. This is particularly relevant with regards to aircraft and the combined fleets have lease maturity profiles that can provide this flexibility.

  The Enlarged Group will establish TUI Airline Management ("TAM") as the airline competence centre across the Enlarged Group. TAM will be responsible for coordinating group fleet planning and aircraft sourcing requirements as well as being responsible for the implementation of best practice group quality and safety standard procedures across the airlines. Consistency and harmonisation will be achieved through the implementation of common business and IT platforms across the airlines and through a network of intra-group services between the airlines.

- *Making value-enhancing acquisitions in high-growth segments of the market*—the Enlarged Group intends to continue to invest in small to medium-sized bolt-on acquisitions within specialist segments of the leisure travel market in order to build leadership positions in higher margin niche segments that have strong growth characteristics. The Enlarged Group's acquisition pipeline remains strong. The Enlarged Group will continue to participate in new segments of the leisure travel market through acquisitions. The Enlarged Group will also seek to build upon its leadership positions in the North American student travel market, as well as international escorted tours, adventure travel and online content, while also expanding further into the Asia Pacific and Latin American travel markets. The Enlarged Group has already secured funding facilities to enable it to finance this strategy.

5. History

First Choice and TUI AG signed a Merger Agreement on 19 March 2007, pursuant to which the parties agreed to merge TUI Tourism with First Choice to form the Enlarged Group. A brief description and history of TUI Tourism and First Choice is set out below.

TUI Tourism

Until the mid-1990s, TUI AG operated predominantly in the areas of industry, transport and natural resources. After a number of significant disposals and acquisitions, today, TUI AG's core businesses

are tourism and shipping. TUI Tourism is a one-stop shop for leisure travel related products, and has established itself a leader in the European travel market. Whether for component web-based bookings or package tours, TUI Tourism covers the entire travel chain, in more than 70 holiday destinations for over 20 million customers. Its portfolio comprises around 3,200 travel agencies, 70 market leading tour operator brands, over 120 aircraft, and over 40 inbound agencies as well as access to over 165,000 hotel beds.

First Choice

With over nine million customers in 2006, First Choice is a leading leisure travel company with operations in 17 source markets serving more than 160 destinations. Its portfolio of more than 80 mainstream and specialist brands, including First Choice, Marmara, The Moorings, and Sunsail provides the customer with access to a wide range of holiday experiences, from a two week holiday in the Mediterranean to Arctic expedition cruising, to student educational travel and cultural escorted tours. The business operates a flexible business model with a fleet of 33 aircraft and 420 travel agencies, and employs approximately 15,000 people across the world through its portfolio of over 80 leading leisure travel brands.

First Choice was established in the UK in 1973 under the name Owners Abroad. In 1982, the shares of First Choice were listed on the London Stock Exchange and it launched its own airline, Air 2000, in 1987. Owners Abroad re-branded as First Choice Holidays PLC in 1994.

Since 1994, principal events in First Choice's development have included the strengthening of its long-haul capability through the purchase of Unijet and Hayes & Jarvis in 1998, its entry into the marine travel market with the acquisition of Sunsail in 1999, the creation of Online Destination Services following the acquisition of the Barceló Travel division in 2000 and its entry into the adventure travel market with the acquisition of Exodus in 2002.

6. Description of the business

Introduction

The Enlarged Group will be headquartered in Crawley, near Gatwick airport in the UK and will employ approximately 48,000 people. The Enlarged Group will serve the leisure travel consumer and it will be organised and managed through the following four Sectors:

- Mainstream
- Specialist
- Activity
- Online Destination Services

A further description of each of these Sectors is set out below.

Where information is presented in this Part II on "a combined basis in 2006" in respect of the Enlarged Group, it is presented in respect of TUI Tourism for the year ended 31 December 2006 and in respect of First Choice for the year ended 31 October 2006.

Mainstream

This Sector includes the sale of flights, accommodation, car hire, transfers and excursions, in addition to package holidays within the mainstream segment of the leisure travel marketplace. It comprises a number of vertically integrated tour operators, such as Thomson, First Choice and TUI Deutschland which, on a combined basis in 2006, consisted of 155 aircraft and 3,594 retail shops, across the UK, Ireland and Continental Europe.

On a combined basis in 2006, this Sector represented 65.8 per cent. of the underlying operating profit of the Enlarged Group.

This Sector operates within two key segments of the leisure travel market:

- Package holidays: this includes the sale of differentiated and exclusively available content, such as the Holiday Villages hotels and long-haul travel, in addition to more traditional package holidays.
- Component: this includes the sale of flights, accommodation, car hire, transfers and excursions, either as separate components or together as part of a customer assembled package holiday. The component element of sales in this segment is increasingly provided via the Internet through a number of branded web portals such as Thomson.co.uk and TUIfly.com. By providing the customer with the flexibility to choose single sector flight-only options on both the Enlarged Group's scheduled and charter flight operations, the Enlarged Group participates in the fast growing flight-only segment of the European leisure travel market.

This Sector employed approximately 38,000 employees on a combined basis in 2006 and consists of three geographical divisions:

- The Central Europe division comprises the distribution and tour operator businesses in Germany, Switzerland, Austria and the Eastern European markets as well as the operation of airlines. On a combined basis in 2006, Central Europe had a fleet of 48 aircraft, retail estate of 1,774 shops and 9,411 employees.
- The Northern Europe division comprises the distribution and tour operation businesses in the UK, Ireland and the Nordic countries as well as the following airlines: TUIfly Nordic, Thomsonfly and First Choice Airways. On a combined basis in 2006, it had a fleet of 84 aircraft, retail estate of 1,131 shops and 22,298 employees and includes the Nordotel, Atlantica and Safeharbour hotel chains.
- The Western Europe division comprises the distribution and tour operation businesses in France, the Netherlands and Belgium as well as the following airlines: Corsairfly, Arkefly and Jetairfly, and a 40 per cent. stake in Jet4you.com (Morocco). On a combined basis in 2006, it had a fleet of 20 aircraft, retail estate of 689 shops and 6,504 employees.

Specialist

This Sector operates in three segments, Destination, Premium and Lifestages:

- The Destination segment comprises a number of specialist brands across 11 source markets that have become market leaders to certain destinations out of the source markets in which they operate. This has been achieved by focusing on a relatively small number of destinations whilst establishing a breadth of product that is often exclusive and provides the customer with a range of experiences in that destination. Brands within this Sector include Marmara, Turchese and Signature Vacations.
- The Premium segment consists of a portfolio of five brands, including Hayes & Jarvis, Sovereign, Citalia and Meon, and these specialise in premium leisure travel experiences, across a range of destinations in Europe, Asia and the Caribbean.
- The Lifestages segment consists of a portfolio of businesses which focus on a particular customer demographic, such as the student travel and grey market travel segments of the leisure travel market.

On a combined basis in 2006, this Sector represented 10.6 per cent. of the underlying operating profit of the Enlarged Group and employed approximately 2,914 employees serving over two million customers.

The businesses within this Sector operate with business models that are flexible and cost efficient, with the following shared characteristics:

- Flexibility in aircraft and accommodation contracts: the businesses in this Sector typically operate a reverse charter model with third party airlines, whereby aircraft are based in destinations (as opposed to based within source markets), with less than 50 per cent. of seat

capacity contracted. This enables the businesses to share flying commitments and, as a result, optimise flight yield and utilisation to drive higher margins.

- Low overhead infrastructure: Each business within this Sector operates a low overhead business model with administration and management maintained at the optimum level to support the business but maximise margins.

Activity

This Sector operates in three market segments, Marine, Adventure and Experiential.

- The Marine division includes First Choice Marine, which operates the market leading yacht chartering brands of Sunsail and The Moorings, in addition to Sunsail Clubs and Inland Waterways (Crown Blue Line and Connoisseur).
- The Adventure division consists of a portfolio of 17 adventure travel businesses, including First Choice Expedition Cruising, Exodus, Peregrine and Headwater. The portfolio of businesses has grown both organically and by acquisition, with the division averaging double-digit top line growth year-on-year while achieving high operating margins.
- The Experiential segment consists of six brands, such as Travcoa and TCS, that operate specialist escorted tours offering cultural and luxury escorted travel experiences for the US source market. These businesses have seen volume increases year-on-year as customers seek new cultural and luxury escorted travel experiences.

On a combined basis in 2006, this Sector represented 7.8 per cent. of the underlying operating profit of the Enlarged Group, and employed approximately 3,300 employees serving almost 400,000 customers.

The businesses within this Sector operate a mix of flexible and capital intensive business models to suit the travel experience offered. For example, on a combined basis in 2006 the Marine division consisted of 2,415 yachts and boats, while the First Choice Expedition Cruising business operated ten polar and adventure cruising ships. Selective asset ownership delivers competitive advantage as the businesses are able to invest in new technology and content, maintain operational control of the experience, and seek to optimise asset utilisation to drive margins.

Online Destination Services

The Online Destination Services Sector consists of market-leading incoming agencies which provide services such as guest assistance, transfers, excursions and roundtrips to Enlarged Group and third party tour operators and their clients. This Sector also sells accommodation online to both consumers and businesses and provides specialised services to cruise lines and the management of meetings and incentives activities for corporate clients.

On a combined basis in 2006, this Sector represented 15.8 per cent. of the underlying operating profit of the Enlarged Group.

The Enlarged Group provides its destination services through a portfolio of destination agencies in 48 countries around the world. The majority of these agencies are wholly owned, although joint ventures with local partners and minority interest investments also form part of the portfolio ownership structure.

This Sector's on-line accommodation services leverage the Enlarged Group's traditional offline content and relationships by distributing such content online via two main distribution channels:

- Business to business (*Hotelbeds* and *Bedsonline*)—by optimising its relationships with local hoteliers in its destinations, on a combined basis in 2006 the Enlarged Group was able to provide a bedbank of more than 25,000 hotels and apartments across 900 destinations to both independent travel agents and tour operators. The business now has over 1,800 tour operators and 7,000 travel agents as clients, who are able to access content and check availability and prices in real time. This Sector does not offer any of the exclusive hotel stock (e.g., Holiday Villages) only available to the Enlarged Group via these channels.

- Business to consumer—the Enlarged Group's online-only branded channels, such as Hotelopia, laterooms.com and TUIhotels.com, enable customers to book their accommodation as a component of their holidays, rather than as part of a package holiday. Hotelopia and laterooms.com, which focus on late availability, have access to the same bedstock as Hotelbeds and Bedsonline. A key aspect in the growth of this distribution channel is the establishment of strategic partnerships where Hotelopia delivers the content and functionality for well-known companies under their own brands. Laterooms.com is a leading online price comparator and seller of late availability hotel rooms (with particular focus on less than 24 hours), which sold 1.3 million room nights in 2006. Operating within a niche, specialist segment of the online market (i.e. late availability), it provides primarily independent hotels the opportunity to distribute late availability hotel stock. Based on a low overhead business model with no inventory risk, it has the ability to create strong margins, growth and cash generation. It primarily operates in the UK but is expanding into Europe, where a significant opportunity exists due to the fragmented ownership structure of hotels.

This Sector's destination services consist of market-leading incoming agencies which provide services such as guest assistance, transfers, excursions and roundtrips to Enlarged Group and third party tour operators as well as their clients. By providing these services, the agencies support the core tourism business and help to promote the respective travel brands of the Enlarged Group. The companies in this Sector also organise meetings, incentives, congresses and events for corporate clients and offer cruise handling services to international cruise lines. Both businesses are organised under common brands in order to achieve marketing and sales synergies on a global level. Finally, the agencies actively seek additional in-resort profit opportunities for the Enlarged Group by diversifying their activities across the tourism value chain in the destination.

On a combined basis in 2006, this Sector employed approximately 4,400 people and served nearly 15 million customers.

7. Integration and synergies

The Board believes that the Enlarged Group will deliver pre-tax cost benefits, estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion. It is expected that the restructuring costs associated with the delivery of the synergies will amount to £130 million (€190 million), the majority of which will be incurred within two years of Completion.

Cost synergies are expected to arise mainly in the UK, but benefits are expected to accrue across Europe through economies of scale in the combined operations and consolidation of the First Choice and TUI Tourism operations. In the UK, synergies will be focused on combining the UK source market mainstream tour operations, and in particular improving operational efficiency within the charter airline operations. In addition, the streamlining of duplicate central functions, overheads and retail distribution capability in the UK is expected to generate significant savings for the Enlarged Group.

The expected cost synergies of at least £100 million (€146 million) per annum are in addition to any benefits expected from the existing TUI Tourism restructuring programme, announced by TUI AG on 15 December 2006.

8. Directors and Senior Managers

Board of the Enlarged Group

The Board of TUI Travel is drawn from the boards of First Choice, TUI AG and the current management of TUI Tourism, supplemented by additional independent Non-Executive Directors. The Board comprises 14 Directors and, following the appointment of three further independent Non-Executive Directors as soon as practicable following Completion, the majority of the Board will be independent.

The Board is chaired by Dr Michael Frenzel as Non-Executive Chairman (currently Chief Executive of TUI AG), with Sir Michael Hodgkinson (currently Chairman of First Choice) appointed as Independent Non-Executive Deputy Chairman.

The executive team of TUI Travel is:

	Position following Completion	Current Position
Peter Long	Chief Executive	Chief Executive of First Choice
Peter Rothwell	Deputy Chief Executive	Chief Operating Officer of TUI Tourism
Paul Bowtell	Chief Financial Officer	Chief Financial Officer of First Choice
William Waggott	Commercial Director	Chief Financial Officer of TUI Tourism
Christoph Mueller	Aviation Director	Member of executive board of TUI AG
Dr Volker Böttcher	Managing Director, Central Europe	Chief Executive of TUI Tourism Central Europe

In addition to the Chairman and Deputy Chairman, the Board includes six Non-Executive Directors, of whom five are independent. The Non-Executive Directors are Tony Campbell, Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley (who are currently Non-Executive First Choice Directors) and Rainer Feuerhake (who is currently Chief Financial Officer of TUI AG). Three additional independent Non-Executive Directors will be appointed by the Board as soon as practicable following Completion.

Senior Management of the Enlarged Group

In addition to the executive team outlined above, the senior management of the Enlarged Group will be made up of the following existing senior managers from First Choice and TUI Tourism, and will form the group management board of the Enlarged Group:

	Position following Completion	Current Position
Andrew John	Group Legal Director and Company Secretary	Legal Director and Company Secretary, First Choice
Bill Logan	Group Human Resources Director	Human Resources Director, First Choice
Dermot Blastland	Managing Director, UK & Ireland	Managing Director, Mainstream, First Choice
Johan Lundgren	Managing Director, Nordic	Managing Director Scandinavia, TUI Tourism
Bart Brackx	Managing Director, Western Europe	Managing Director, Western Europe, TUI Tourism
Richard Prosser	Managing Director, Specialist	Managing Director, Specialist, First Choice
John Wimbleton	Managing Director, Activity	Managing Director, Activity, First Choice
Joan Vilà	Managing Director, Online Destination Services	Managing Director, Online Destination Services, First Choice
Wolfgang Bremer	Managing Director, TUI Destination Management Services	Managing Director, Destination Management Services, TUI Tourism

Further information relating to the Board, management, corporate governance and employees is set out in Part IV of this document.

9. Relationship Agreement and other arrangements between TUI Travel and TUI AG

Relationship Agreement

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The terms of the Merger Agreement require the Relationship Agreement to be entered into between TUI AG and TUI Travel. The Relationship Agreement sets out the principle that TUI Travel will operate independently of TUI AG and records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel.

The Relationship Agreement will come into effect on Admission and will remain in force until either the TUI Travel Shares are no longer admitted to listing on the Official List and to trading on the London Stock Exchange, or TUI AG has less than 10 per cent. of the rights to vote at general meetings of TUI Travel. In addition, in the event that a person (acting alone or in concert with other persons) acquires control of TUI AG during the term of the Relationship Agreement, TUI AG will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the Board.

The Relationship Agreement provides that the Board shall have a maximum of 17 Directors, a majority of whom shall be independent. It confers on TUI AG the right to appoint two Non-Executive Directors to the Board (being "Shareholder Directors") for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel. In addition, for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, TUI AG may appoint one of its Shareholder Directors as

the Chairman of the Board. The Relationship Agreement also allows TUI AG to relinquish its right to appoint the Chairman and instead to appoint the Chief Executive of TUI Travel.

The Relationship Agreement also contains restrictions on TUI AG's ability to dispose of TUI Travel Shares in the 12 months following Admission and contains restrictions on the acquisition by TUI AG of additional TUI Travel Shares which result in the increase of its shareholding to more than 55 per cent. of the voting rights in TUI Travel (save where TUI AG makes a general offer to acquire all TUI Travel Shares in issue). TUI AG has anti-dilution rights in respect of further issues of TUI Travel Shares other than on a pre-emptive basis.

TUI Travel has agreed that certain matters will require the prior approval of 80 per cent. of the Directors present at the meeting of the Board at which such matter is considered, including material changes to the business of any Group Company, acquisitions and disposals of a value which exceeds £10 million, the entry into, variation or redemption prior to their due date of any borrowing facilities and the approval of the annual budget of the Enlarged Group.

In addition, TUI Travel is prevented from doing certain things which may cause TUI AG to breach any of the restrictions under its current bond facilities in the absence of any permitted exemption, including entering into external borrowings, creating security over its assets and restricting its ability to pay dividends.

Other arrangements

TUI Travel and TUI AG have entered into the Shareholder Loan Agreement, under which TUI AG will lend a maximum amount of €2 billion to TUI Travel with effect from Completion. This agreement will provide TUI Travel with funds for general corporate purposes for the period from Completion until the date three years after TUI Travel is no longer restricted from raising external finance by the terms of the Relationship Agreement (as referred to above).

TUI Travel and TUI AG have entered into the Hotel Framework Agreement, which governs the commercial relationship between TUI AG and TUI Travel in respect of the distribution of hotel beds forming the hotel portfolio interests retained by TUI AG on Completion.

Prior to Completion, TUI Travel and TUI AG will enter into the Trade Mark Licence Agreement, under which TUI AG will grant to TUI Travel an exclusive right to use the registered trade mark "TUI Travel" with effect from Completion.

Further details of the Relationship Agreement, Shareholder Loan Agreement, Hotel Framework Agreement and Trade Mark Licence Agreement are set out in paragraphs 12.1.2, 12.1.3, 12.1.4 and 12.1.5 of Part XI of this document respectively.

Transitional services will be provided by TUI AG to TUI Travel after the Effective Date, but are not considered to be material.

10. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, including the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertakes a Court-approved capital reduction under section 135 of the Companies Act 1985 to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

11. Capital Resources

TUI Travel will be financed through three principal facilities: (i) a new bank facility which will provide £600 million of funding in the form of cash advances, letters of credit and bank guarantees

(subject to a maximum amount of £200 million which may be drawn down in the form of a letter of credit or bank guarantee); (ii) a new bonding facility which will provide £400 million of funding in the form of a bonding line; and (iii) a €2 billion shareholder loan from TUI AG. A summary of the terms of the bank facilities referred to in (i) and (ii) above and the Shareholder Loan Agreement referred to in (iii) above are set out in paragraphs 12.1.7, 12.1.8 and 12.1.3 respectively of Part XI of this document.

Information on the capital resources of TUI Tourism and First Choice is set out in paragraph 2.2 of Part VI and paragraph 2.2 of Part VIII of this document respectively.

12. Current Trading and Prospects

TUI Tourism

Trading for the financial year 2007 is in line with the Board's expectations. Overall demand in the travel market remains strong, with varying levels of growth in demand across TUI Tourism's source markets.

Overall, bookings for the 2007 Summer season have started well, with customer numbers up 7.8 per cent. and booked revenues up 2.8 per cent. year-on-year, as at 22 June 2007. The Central Europe Sector, which includes the large German source market, recorded a good increase in bookings, although the Sector's results are affected by start-up costs in connection with the restructuring of flight operations under the new brand TUIfly.com. Customer numbers and booked revenues have also increased in the Western Europe Sector, although the Northern Europe Sector has experienced a decline year-on-year due to difficult market conditions in the UK and Ireland.

Despite varying trends across TUI Tourism's source markets, in the absence of significant adverse events the performance for the full year is expected to be in line with the Board's expectations.

First Choice

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

Part III

Information on the Merger

1. Introduction

On 19 March 2007, the boards of First Choice and TUI AG announced that they had agreed the terms of a recommended merger to create one of the world's leading travel groups to be called TUI Travel PLC.

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions, including the receipt of appropriate competition clearances. Such clearances have now been received. However, the implementation of the Merger remains subject to the satisfaction or waiver of the conditions referred to in paragraph 6 of this Part III.

2. Structure of the Merger

It is intended that the Merger, which is being unanimously recommended by the boards of TUI AG and First Choice, will be effected through the acquisition by TUI Travel of First Choice (by means of the Scheme) and, simultaneously with completion of the Scheme, the acquisition by TUI Travel of TUI Tourism from TUI AG.

Under the terms of the Scheme, the First Choice Shares will be cancelled and, on the Effective Date, First Choice Shareholders will receive one TUI Travel Share for each First Choice Share. The total number of TUI Travel Shares issued to First Choice Shareholders on Completion will constitute 49 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis).

In consideration of the transfer by TUI AG of TUI Tourism to TUI Travel, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). In addition, TUI Travel will assume €875 million of target net debt (inclusive of pension liabilities).

Following implementation of the Merger, TUI AG will be the parent company of TUI Travel. TUI AG has a current market capitalisation of €4.99 billion (based on the closing price of €19.89 for each share in TUI AG on 27 June 2007 and 251 million TUI AG shares outstanding) and is a member of Germany's blue-chip DAX 30 Index. TUI AG will retain its interests in shipping and hotels after Completion.

The TUI Travel Shares to be issued on Completion will be issued credited as fully paid, will rank equally with the existing TUI Travel Shares and will be entitled to all dividends and other distributions declared or paid by TUI Travel by reference to a record date on or after the Effective Date.

3. First Choice Scheme of Arrangement

The purpose of the Scheme is to provide for TUI Travel to become the owner of the entire issued share capital of First Choice. This is to be achieved by the cancellation of the Scheme Shares held by First Choice Shareholders and the issuing of an equal number of First Choice Shares to TUI Travel and/or to its nominees.

For the Scheme to become effective, a special resolution implementing the Scheme must be passed by First Choice Shareholders at the First Choice EGM and the Scheme must be approved by First Choice Shareholders at the Court Meeting by a majority in number of those First Choice Shareholders, present and voting either in person or by proxy, at the Court Meeting, representing 75 per cent. or more in value of all First Choice Shares held by such First Choice Shareholders.

The Scheme also requires the sanction of the Court and the confirmation by the Court of the Reduction of Capital, as well as satisfaction or waiver of the other Conditions.

On the Effective Date, the Scheme will be binding on all First Choice Shareholders irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting or at the First Choice EGM.

The Scheme Document, setting out the details of the Scheme and the Whitewash Resolution, will be despatched to First Choice Shareholders together with a copy of this document.

4. Transfer of TUI Tourism to TUI Travel

Prior to Completion, it will be necessary for TUI AG to undertake a restructuring of TUI Tourism. This will involve the transfer of companies and assets, including TUI AG's owned aircraft, aircraft engines, spare parts, Boeing order book aircraft, lease and finance contracts and related contracts, within the TUI AG group of companies to create the TUI Tourism Group. Where the consent of third parties is required to transfer TUI AG's leased aircraft to TUI Travel, meetings have been held with the relevant counterparties and initial indications are that such consents will ultimately be provided.

Once complete, the restructuring will allow the completion of the Merger to take place in accordance with the terms of the Merger Agreement. TUI AG will then transfer, or procure the transfer of, the assets and holding companies that constitute the TUI Tourism Group to TUI Travel.

In consideration of the transfer by TUI AG of TUI Tourism to TUI Travel, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). Under the terms of the Merger, on Completion TUI Travel will assume target net debt of €875 million (inclusive of pension liabilities) as described below.

The assumption of the net debt referred to above will be effected in the following manner: accounts of TUI Tourism will be prepared (each as defined in the Merger Agreement) as at the date of Completion. From such accounts, the amounts of net debt and working capital shall be determined as at Completion, except that the amount of pension liabilities shall be as at 31 December 2006. To the extent that the net debt (inclusive of pension liabilities) is less than €875 million, additional cash consideration will be due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism. This amount will remain outstanding as debt due to TUI AG on the terms of the Shareholder Loan Agreement described in paragraph 12.1.3 of Part XI of this document. To the extent that net debt (inclusive of pension liabilities) is greater than €875 million the non-share consideration due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism will be reduced by such difference and TUI AG will settle such difference by a cash payment to TUI Travel.

An amount of target working capital will be agreed prior to the Effective Date and the difference between the target working capital amount and the actual amount of working capital will be established. To the extent that actual working capital exceeds or is less than target working capital, a further adjustment will be made. If working capital exceeds target working capital (i.e., working capital is less negative than target working capital), an amount equal to the excess will be due from TUI Travel to TUI AG and will remain outstanding as a debt due to TUI AG on the terms of the Shareholder Loan Agreement. If working capital is less than target working capital, an amount equal to such shortfall will be settled by a cash payment from TUI AG to TUI Travel.

As referred to in paragraph 8 of this Part III, the disposal of TUI Tourism's Budget Travel business in Ireland is a condition of the European Commission's clearance decision. It is intended that TUI AG will transfer Budget Travel to TUI Travel as part of the TUI Tourism Group, and that Budget Travel will be disposed of in accordance with the disposal commitments given to the European Commission as a condition of its merger clearance.

5. The Merger Agreement and Inducement Fees

On 19 March 2007, TUI AG, First Choice and TUI Travel entered into the Merger Agreement in connection with the Merger. The Merger Agreement sets out the terms on which TUI Travel will acquire each of First Choice and TUI Tourism. In addition, the Merger Agreement has governed, and

will continue to govern, the relationship between TUI AG and First Choice until the Merger becomes effective or lapses.

Pursuant to the Merger Agreement, each of TUI AG and First Choice has undertaken to co-operate and take all steps that are within their power and are both reasonable and necessary to implement the Merger and has given certain undertakings in relation to the conduct of its respective business in the period prior to the implementation of the Merger. Each of TUI AG and First Choice has also agreed not to actively solicit any alternative transaction that would be inconsistent with implementing the Merger.

TUI AG has given First Choice high-level warranties covering certain information provided to First Choice in respect of the business of TUI Tourism. In addition, the Merger Agreement contains a tax indemnity under which TUI AG covenants with First Choice that it will indemnify TUI Travel in respect of tax incurred by TUI Travel relating to, amongst other matters, certain events occurring prior to Completion and the transfer of TUI Tourism to TUI Travel as described in paragraph 4 above.

The Merger Agreement may be terminated by TUI AG or First Choice in certain circumstances, including where any regulatory authority irrevocably blocks the Merger, where First Choice Shareholders fail to approve the Scheme at the Court Meeting or fail to pass the resolutions relating to the Merger at the First Choice EGM, where the Court fails to sanction the Scheme or a material adverse change occurs (referable to agreed benchmarks) which affects First Choice or TUI AG (as the case may be).

TUI AG has agreed to pay First Choice an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for TUI AG or TUI Tourism is announced and becomes or is declared wholly unconditional; or

(b) First Choice exercises its right to terminate the Merger Agreement for an unremedied breach by TUI AG of its obligations under the Merger Agreement.

First Choice has agreed to pay TUI AG an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for First Choice is announced and becomes or is declared wholly unconditional;

(b) the First Choice Directors withdraw or adversely modify their recommendation of the Merger; or

(c) TUI AG exercises its right to terminate the Merger Agreement for an unremedied breach by First Choice of its obligations under the Merger Agreement.

6. Conditions to the Implementation of the Merger

In summary, the implementation of the Merger is conditional upon:

(a) the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the First Choice Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the resolutions to approve matters to give effect to the Scheme being duly passed by the requisite majority of First Choice Shareholders at the First Choice EGM;

(c) the sanction of the Scheme and confirmation of the Reduction of Capital by the Court (in either case, with or without modification, on terms acceptable to First Choice and TUI AG) and the subsequent registration of the Court Orders by the Registrar of Companies in England and Wales;

(d) Admission occurring;

(e) the Merger having been cleared by the European Commission under the EC Merger Regulation;

(f) the Merger having been cleared by any relevant non-EU competition authorities and no notice of any action, which would make the Merger unenforceable or illegal or impose material conditions on the parties with respect to the Merger, having been received from any regulatory body in any jurisdiction;

(g) the Takeover Panel granting a specific waiver from the requirements of Rule 9 of the Takeover Code in respect of the issue of TUI Travel Shares to TUI AG; and

(h) TUI AG and First Choice having obtained all necessary consents from the providers of their bonding and other finance facilities, or other replacement facilities having been arranged.

Neither First Choice nor TUI AG is entitled to invoke a Condition (other than the Conditions referred to in paragraphs (d), (e) and (f) above) unless the circumstances which give rise to the right to invoke the condition are of material significance in the context of the Merger.

7. Merger Resolutions and Timing

The Court Meeting and the First Choice EGM are scheduled to take place on 25 July 2007. On the assumption that the resolutions needed to approve the Scheme are duly passed at the Court Meeting and the First Choice EGM, First Choice will seek the consent of the Takeover Panel to a waiver from the requirements of Rule 9 of the Takeover Code and the sanction of the Scheme (and approval of the Reduction of Capital) by the Court.

Upon the Scheme and the acquisition by TUI Travel of TUI Tourism from TUI AG becoming effective, the First Choice Shares will be cancelled and TUI Travel Shares will be issued to First Choice Shareholders and TUI AG.

The Merger is expected to become effective on or about 3 September 2007.

8. Merger Filings

The Merger falls within the merger control jurisdictions of the European Commission (under the EC Merger Regulation), the United States, Canada and China. With the exception of the European Union, TUI Tourism and First Choice have no material overlapping activities in the travel and tourism sector in any jurisdiction or country.

Canada

Clearance was received from the Canadian Competition Bureau on 26 April 2007 by means of an Advance Ruling Certificate. Such a certificate precludes any challenge to the transaction under the competition laws of Canada and exempts the transaction from a formal (and more burdensome) merger filing under Part IX of the Canadian Competition Act.

China

An informal merger notification has been made to the merger central authorities in China and the Merger was cleared on 1 June 2007.

United States

A Hart-Scott merger filing was made on 5 May 2007 to the US Federal Trade Commission (the "FTC"). On 11 May 2007, the FTC cleared the Merger by notifying the parties of an early termination of the obligatory waiting period.

European Union

On 4 June 2007, the European Commission declared the Merger compatible with the common market in a phase I clearance decision, subject to the disposal of TUI Tourism's Budget Travel business in Ireland.

9. Rule 9 Whitewash

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. Under Rule 9 of the Takeover Code, if a person acquires an interest in shares which, taken together with shares in which he and persons acting in concert with him are already interested, carry 30 per cent. or more of the voting rights of a company subject to the Takeover Code, then that person must normally make a general offer for all the remaining shares in that company. However, where an obligation to make a mandatory offer under Rule 9 arises following an issue of new shares, the Takeover Panel may consent to a waiver of that obligation provided that, among other things, such waiver is approved by a vote of the independent shareholders of the company concerned. In this case, the Panel has agreed to waive the obligation which would otherwise arise for TUI AG to make an offer for TUI Travel under Rule 9, subject to approval of the waiver by the First Choice Shareholders, which is being sought at the First Choice EGM pursuant to the Whitewash Resolution.

TUI AG will, following Completion, hold in excess of 50 per cent. of the voting rights of TUI Travel and will be able to increase its aggregate interest in TUI Travel Shares without incurring any obligation to make a general offer to all TUI Travel Shareholders to acquire their TUI Travel Shares. However, TUI AG has, under the Relationship Agreement, agreed to certain restrictions on its ability to acquire further TUI Travel Shares. These restrictions are summarised in paragraph 12.1.2 of Part XI of this document.

10. Share Schemes

The effect of the Merger on the First Choice Share Schemes is described in paragraph 6 of Part XI of this document.

The Board has established the TUI Travel Incentive Schemes which may be used after the Merger becomes effective. The operation of these five schemes is subject to the approval in principle of First Choice Shareholders at the First Choice EGM. The principal features of the schemes are summarised in paragraph 6 of Part XI of this document and are available for inspection at the dates, times and places described in paragraph 23 of Part XI of this document.

11. Listing and Admission to Trading

Admission

Application will be made for the TUI Travel Shares to be admitted to the Official List, and to the London Stock Exchange for the TUI Travel Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date, which is currently expected to be 3 September 2007.

The maximum number of TUI Travel Shares which will be issued in connection with the Merger is 1,118,034,839. Assuming the maximum number of shares is issued, the total number of TUI Travel Shares in issue (including all of those TUI Travel Shares which may be issued as a result of the exercise of the options under the First Choice Share Schemes) following Completion will be 1,118,034,859.

The TUI Travel Shares will be created under the Companies Act 1985 and the legislation made thereunder and will be issued in registered form and will be capable of being held in certificated and uncertificated form.

De-listing of First Choice

Prior to the Effective Date, First Choice intends to apply to the Financial Services Authority for the listing of the First Choice Shares to be cancelled and to the London Stock Exchange for the First Choice Shares to cease to be admitted to trading on the London Stock Exchange's main market for listed securities. This is expected to take place on the Effective Date.

Dealings

On the assumption that the Scheme becomes effective, all registered holders of First Choice Shares will be bound by the Scheme. It is expected that the listing of the First Choice Shares will be cancelled and that they will cease to be admitted to trading on the London Stock Exchange at 8.00 a.m. on 3 September 2007.

It is expected that dealings in the TUI Travel Shares will commence at 8.00 a.m. on 3 September 2007.

The ISIN of the TUI Travel Shares will be GB00BIZ7RQ77.

Form of TUI Travel Shares

The TUI Travel Shares will be issued in registered form and may be held either in certificated or uncertificated form.

Share Certificates

It is intended that, where applicable, share certificates in respect of the TUI Travel Shares will be distributed from 3 September 2007 or as soon thereafter as is practicable at the risk of the investor. Temporary documents of title will not be issued.

TUI Travel Shares held in certificated form can be traded through a broker who should be provided with the relevant share certificate in order to settle trades. Holders of TUI Travel Shares who hold their shares in certificated form will receive dividends, notices of shareholder meetings and other shareholder documents directly from TUI Travel at their registered addresses.

Holders of First Choice Shares who are due to receive their TUI Travel Shares in certificated form will receive their certificates by post at their registered addresses no later than 14 days after the Effective Date.

CREST

TUI Travel will apply for the TUI Travel Shares to be admitted to CREST with effect from Admission. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. On Admission, the articles of association of TUI Travel will permit the holding of TUI Travel Shares under the CREST system. Accordingly, settlement of transactions in the TUI Travel Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is responsible for the payment of dividends to account holders. Holders of TUI Travel Shares who hold their shares through CREST will receive notices or any other shareholder documents directly from TUI Travel at their registered addresses.

CREST is a voluntary system and holders of TUI Travel Shares who wish to receive and retain share certificates will be able to do so.

First Choice Shareholders who are due to receive their TUI Travel Shares in uncertificated form through CREST will receive uncertificated TUI Travel Shares in their CREST accounts the Business Day after the Effective Date.

TUI AG will receive its TUI Travel Shares in uncertificated form.

12. Overseas Shareholders

United States

The TUI Travel Shares will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme only in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. For the purposes of qualifying for this exemption, First Choice will

advise the Court that its sanctioning of the Scheme will be relied upon to establish the availability of this exemption.

The TUI Travel Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration requirements and the provisions of Section 18 of the US Securities Act.

Any First Choice Shareholder in the United States that is not an affiliate, for the purposes of the US Securities Act, of TUI Travel or First Choice prior to the implementation of the Scheme and is not an affiliate of TUI Travel following implementation of the Scheme may sell TUI Travel Shares received pursuant to the Scheme in ordinary secondary market transactions without restriction under the US Securities Act.

Under US securities laws, any First Choice Shareholder in the United States who is deemed to be an affiliate of TUI Travel or First Choice prior to the implementation of the Scheme and/or is or becomes an affiliate of TUI Travel following the implementation of the Scheme (whether or not a US person) will be subject to timing, manner of sale and volume restrictions on the sale of TUI Travel Shares received pursuant to the Scheme pursuant to Rule 145(d) under the US Securities Act, and may not resell TUI Travel Shares unless pursuant to another applicable exemption from the registration requirements of the US Securities Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). For these purposes, an "affiliate" of any person is generally defined to be a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that person. Whether a person is an affiliate of a company for such purposes depends on the circumstances, but affiliates of a company can include directors, officers, and significant shareholders. First Choice Shareholders in the United States that believe they are or may be "affiliates" of TUI Travel or First Choice should consult their own legal advisers prior to any sale of TUI Travel Shares received pursuant to the Scheme.

Neither the SEC nor any US state securities commission has approved or disapproved the TUI Travel Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

First Choice Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Canada

The TUI Travel Shares issued to or for the benefit of any resident of Canada pursuant to the Scheme will not be qualified for sale under the securities law of any province or territory of Canada and may be subject to resale restrictions.

First Choice Shareholders who are citizens or residents of Canada should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Other Jurisdictions

This document and any accompanying documents are not being made available to First Choice Shareholders with registered addresses in any Restricted Jurisdiction and may not be treated as an invitation to subscribe for any TUI Travel Shares by any person resident or located in such jurisdictions or any other Restricted Jurisdiction.

The TUI Travel Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

The implications of the Scheme for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Such Overseas Shareholders should inform themselves about, and observe, any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive TUI Travel Shares pursuant to the Scheme should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the Prospectus Rules and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Part IV

Directors, corporate governance and employees

1. Directors of TUI Travel

TUI Travel's management team is highly experienced, with senior executives having spent many years in the leisure travel market. The Enlarged Group will be managed in four operational Sectors supported by a group management board.

Dr Michael Frenzel has been appointed as Non-Executive Chairman of TUI Travel. Dr Frenzel is also Chairman of the executive board of TUI AG and his knowledge of the TUI Tourism business will be of assistance to the Board following the completion of the Merger. He is supported in his role by Sir Michael Hodgkinson, currently Non-Executive Chairman of First Choice, who is independent Deputy Chairman of TUI Travel.

Peter Long has been appointed Chief Executive of TUI Travel. His long experience of successfully directing leisure travel businesses will be applied to the benefit of TUI Travel and its shareholders. Paul Bowtell, currently Group Finance Director of First Choice, has been named Chief Financial Officer of TUI Travel. Peter Rothwell, currently Chief Operating Officer of TUI Tourism, has been appointed Deputy Chief Executive of TUI Travel, in which role his extensive experience of both operations and restructuring will be of great benefit to the Board.

A group management board consisting of the six executive Directors and nine Senior Managers will be established on completion of the Merger to oversee the operational performance of the Enlarged Group.

The Directors are as follows:

Director	Age	Position at Completion
Chairman (Non-Executive)		
Dr Michael Frenzel	60	Chairman
Deputy Chairman (Non-Executive)		
Sir Michael Hodgkinson	63	Independent Deputy Chairman
Executive Directors		
Peter Long	55	Chief Executive
Peter Rothwell	47	Deputy Chief Executive
Paul Bowtell	39	Chief Financial Officer
William Waggott	43	Commercial Director
Christoph Mueller	46	Aviation Director
Dr Volker Böttcher	48	Managing Director, Central Europe
Non-Executive Directors		
Rainer Feuerhake	63	Non-Executive Director
Tony Campbell	57	Independent Non-Executive Director
Clare Chapman	47	Independent Non-Executive Director
Bill Dalton	63	Independent Non-Executive Director
Jeremy Hicks	54	Independent Non-Executive Director
Giles Thorley	39	Independent Non-Executive Director

The Senior Managers are as follows:

Senior Manager	Age	Position at Completion
Andrew John	54	Group Legal Director and Company Secretary
Bill Logan	59	Group Human Resources Director
Dermot Blastland	57	Managing Director, UK & Ireland
Johan Lundgren	40	Managing Director, Nordic
Bart Brackx	45	Managing Director, Western Europe
Richard Prosser	49	Managing Director, Specialist
John Wimbleton	48	Managing Director, Activity
Joan Vilà	44	Managing Director, Online Destination Services
Wolfgang Bremer	65	Managing Director, TUI Destination Management Services

The Company Secretary of TUI Travel is Andrew John.

Ages given are as at 27 June 2007, the latest practicable Business Day prior to the publication of this document.

The business address of each of the Directors is c/o TUI Travel PLC, First Choice House, London Road, Crawley, West Sussex RH10 9GX.

2. Profiles of the Directors and Senior Managers

2.1 The names, business experience and principal business activities outside TUI Travel of the Directors are set out below:

Dr Michael Frenzel

Dr Michael Frenzel has held the position of Chairman of the executive board of TUI AG (formerly Preussag AG) since January 1994, overseeing its extensive acquisition programme in the late 1990s, which resulted in the acquisitions of TUI AG's stake in Hapag-Lloyd and of leading tourism businesses such as Thomson Travel and Nouvelles Frontières. Prior to joining Preussag AG in 1988, he held various positions in Westdeutsche Landesbank (WestLB).

Sir Michael Hodgkinson

Sir Michael Hodgkinson joined the board of First Choice as a Non-Executive Director in January 2004 and became Chairman in March of that year. Following an early career in the automotive industry, Sir Michael was appointed Chief Executive of Grand Metropolitan's European Food Division in 1986. In 1992, Sir Michael joined BAA plc, becoming Chief Executive in 1999, a post from which he retired in June 2003. He is currently Senior Non-Executive Director at Royal Mail and Chairman of Post Office Limited, and a Non-Executive Director of Transport for London Limited, Dublin Airport Authority and FKI PLC.

Peter Long

Peter Long joined the board of First Choice in October 1996 as Managing Director of First Choice Holidays & Flights. In November 1996, he was appointed First Choice Group Managing Director and became Chief Executive of First Choice in September 1999. Prior to joining First Choice, Mr Long was Chief Executive of Sunworld Holidays, having previously been Finance Director and then Chief Executive of the tour operating division of the International Leisure Group. He is currently a Non-Executive Director of Rentokil Initial plc and Debenhams plc.

Peter Rothwell

Peter Rothwell is Chief Operating Officer of TUI Tourism and a member of the main management board of TUI AG. After an early career with Thomson Holidays, he joined Airtours Holidays in 1995 as its Managing Director, and had progressed by 1999 to the post of Airtours UK Leisure Group Chief Executive with a seat on the board of Airtours plc. In 2001, he rejoined Thomson Travel Group as Chief Operating Officer after its acquisition in 2000 by TUI AG.

Paul Bowtell

Paul Bowtell joined the board of First Choice as Group Finance Director in September 2004. He was previously Finance Director of British Gas, a subsidiary of Centrica plc, where he had been since 2002. Prior to that, he held a number of corporate centre roles at WH Smith plc, before becoming the Finance Director of the UK Retail business. Mr Bowtell is an associate of the Institute of Chartered Accountants in England and Wales.

William Waggott

William Waggott is currently Chief Financial Officer of TUI Tourism. Following an early career with Coopers & Lybrand and Courtaulds Textiles plc, where he performed various senior group finance and divisional finance director roles, Mr Waggott joined Airtours plc in 1992 as UK Leisure Group Finance Director, prior to joining Thomson Travel Group in 2001.

Christoph Mueller

Christoph Mueller has extensive experience within the aviation and aerospace industry, having held senior positions in Daimler Benz Aerospace, Lufthansa AG and the Sabena Group. He became Chief Financial Officer of DHL Worldwide Network SA in 2002 and became a member of the executive committee of Deutsche Post AG in 2004. On 1 January 2006, Mr Mueller was appointed as a member of the executive committee of TUI AG, responsible for the flight division. He is also currently Chief Executive Officer of Hapag-Lloyd Flug GmbH. Since September 2006, Mr Mueller has been a member of the executive board of TUI AG. He is also a member of the supervisory boards of Hapag-Lloyd AG, TUI Deutschland GmbH and TUI Belgium N.V.

Dr Volker Böttcher

After an early career in law, Dr Volker Böttcher became head of TUI AG's special programmes division in 1996, which included responsibility for long-haul destinations, City Tours and the Eastern Mediterranean. He was appointed to the board of TUI Deutschland GmbH in April 2000 and became Chairman in July 2001. Dr Böttcher is currently Chief Executive of TUI Tourism Central Europe and is responsible for tourism sales in the source markets of Germany, Austria, Switzerland and Poland.

Rainer Feuerhake

Rainer Feuerhake joined the Preussag Group (now TUI AG) in 1968, and by 1980 was responsible for all group accounting. He was appointed as Chief Financial Officer of TUI AG (formerly Preussag AG) in November 1988.

Tony Campbell

Tony Campbell became a Non-Executive Director of First Choice in April 1997. He was Deputy Chief Executive of Asda Stores Limited and a Director of Asda Stores plc until March 2001. Mr Campbell is chairman of both Hobbs Headco Limited and TM Lewin and Sons Limited, and a Director of Alaska Food Diagnostics Limited.

Clare Chapman

Clare Chapman was appointed to the board of First Choice in March 2003 as a Non-Executive Director. She is currently Director General of Workforce for the National Health Service and Department of Health. Prior to January 2007, she had been the Group Human Resources Director of Tesco plc. In addition, Ms Chapman serves on the board of the Qualifications and Curriculum Authority (QCA) and on the advisory board of the Judge Business School, University of Cambridge.

Bill Dalton

Bill Dalton became a Non-Executive Director of First Choice in October 2004. He was previously Chief Executive of HSBC Bank plc and global head of personal financial services for the HSBC Group. Mr Dalton is also a Non-Executive Director of a number of UK and North American companies, including Swiss Re GB plc, Associated Electric and Gas Insurance Services (AEGIS), HSBC Finance, Inc and Talisman Energy, Inc.

Jeremy Hicks

Jeremy Hicks, ACA, joined the board of First Choice as a Non-Executive Director in February 2005. He was, until April 2007, the Finance Director of Aegis Group plc, having been appointed to the role in 1999. Prior to that, Mr Hicks was Finance Director of Abbot Mead Vickers plc.

Giles Thorley

Giles Thorley was appointed a Non-Executive Director of First Choice in February 2006 and is currently the Chief Executive Officer of Punch Taverns plc. After qualifying as a barrister, he had an early career at Nomura International plc. Mr Thorley has been in his current post at Punch Taverns plc since 2001.

2.2 The names, business experience and principal business activities outside TUI Travel of the Senior Managers are set out below:

Andrew John

Andrew John is a solicitor who practised with the City law firm Coward Chance prior to taking up a career in industry. He held the post of Director of Legal Affairs at Unisys Limited followed by various senior legal and commercial positions at Vickers PLC, which culminated in his appointment to the Vickers' board in 1994 as Commercial Director and Company Secretary. In that role he led several high profile acquisitions and disposals. Mr John joined First Choice in December 2000.

Bill Logan

Bill Logan began his career in industrial relations. He then developed his human resources career in international roles with Seagram, Inc. in London, New York and Hong Kong. Having attended the Strategic HR Programme at Stanford University, he joined First Choice in 1998 to support First Choice's international human resources development.

Dermot Blastland

Dermot Blastland joined the board of First Choice on 6 September 1999. He is currently Managing Director of the Mainstream Holidays Sector of First Choice, having previously held positions as Managing Director of First Choice Holidays & Flights, Ski, Lakes & Mountains and President of Signature Vacations. Prior to joining First Choice in February 1988, he was Commercial Director at Thomson and subsequently Managing Director of Portland Holidays.

Johan Lundgren

Johan Lundgren has been working in the Nordic tourism industry for almost 20 years, ten of which have been as a Managing Director. Between 1999 and 2001, Mr Lundgren was president of Sunquest Vacations in Canada. Mr Lundgren is currently Chief Executive of TUI Nordic and is also responsible for tourism sales in the source markets of Italy and Russia.

Bart Brackx

Bart Brackx started his professional career with responsibilities in seat management and price calculation at the tour operator Jetair and, in 1994, he assumed further responsibility as Managing Director of internal affairs. Since 2001, Mr Brackx has held the position of Chief Executive Officer and President of the Board of Directors of Jetair, of which TUI AG is the majority shareholder. In 2004, Mr Brackx was appointed Chief Executive Officer of TUI Belgium and, in September 2006, he was appointed divisional director of TUI AG, in charge of the Western Europe source market.

Richard Prosser

Richard Prosser joined First Choice in 1997 as Overseas Director for the UK and Ireland Mainstream business and, following his appointment as Managing Director of First Choice's European Specialist businesses in 2000, he has built the current portfolio though a mixture of acquisitions, start-ups, internal reorganisations and leveraging the assets of the combined businesses. Prior to joining First Choice, Mr Prosser was a Director of Cosmos Holidays, part of the Swiss owned Globus organisation.

John Wimbleton

John Wimbleton joined the group management board of First Choice as Managing Director of the Activity Holidays Sector on 4 July 2006, having been with First Choice since 1990. From 2000 to 2005 he was Managing Director of the UK Distribution division of First Choice, with responsibility for the retail estate and sales of the First Choice Group's products through third parties and First Choice Independent Travel. Prior to this he held the position of deputy Managing Director of First Choice Holidays and Flights Limited for five years.

Joan Vilà

After developing his professional career in the Destination Services division of the Barceló Group, Joan Vilà was appointed Managing Director of this division in 1999, which was integrated into First Choice in 2000. In November 2002, he was appointed to the group management board of First Choice and, at present, he is the Managing Director of the Online Destination Services Sector. He holds an MBA from IESE, a degree in Economics from the University of Barcelona and has recently completed the Columbia Senior Executive programme at Columbia Business School.

Wolfgang Bremer

Wolfgang Bremer started his career with the Preussag Group (now TUI AG) in 1970. Mr Bremer was involved with the development of TUI AG's integrated tourism group and he headed the mergers and acquisitions department, as well as portfolio management in the tour operating, retail and incoming divisions. Currently, Mr Bremer is Executive Director of TUI AG and is responsible for the management of the group's destination services portfolio, which comprises TUI Service AG and incoming agencies in 29 countries. Mr Bremer is a member of the boards of TUI Service AG, TUI Netherlands and TUI Belgium.

3. Interests of the Directors and Senior Managers

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), none of the Directors or Senior Managers or their immediate families had any interests in the share capital of TUI Travel which will be required to be (i) notified to TUI Travel pursuant to the Disclosure and Transparency Rules or (ii) being interests of a person connected (within the meaning of Disclosure and Transparency Rules) with a Director or Senior Manager which would, if such connected person were a Director or Senior Manager, be required to be disclosed under (i) above and the existence of which was known to or could, with reasonable diligence, be ascertained by the Director or Senior Manager as at 27 June 2007 (the latest practicable Business Day prior to the publication of this document). The interests which the Directors and Senior Managers and their

immediate families are expected to have in the share capital of TUI Travel immediately following Completion are set out in the following table:

	Number of TUI Travel Shares	Percentage of issued share capital of TUI Travel*
Directors		
Dr Michael Frenzel	—	—
Sir Michael Hodgkinson	20,000	0.0018%
Peter Long	2,869,706**	0.2567%
Peter Rothwell	—	—
Paul Bowtell	12,771**	0.0011%
William Waggott	—	—
Christoph Mueller	—	—
Dr Volker Böttcher	—	—
Rainer Feuerhake	—	—
Tony Campbell	40,804	0.0036%
Clare Chapman	—	—
Bill Dalton	—	—
Jeremy Hicks	—	—
Giles Thorley	25,000	0.0022%
Senior Managers		
Andrew John	264,579**	0.0237%
Bill Logan	100,754**	0.0090%
Dermot Blastland	440,775**	0.0394%
Johan Lundgren	—	—
Bart Brackx	—	—
Richard Prosser	232,694**	0.0208%
John Wimbleton	108,715**	0.0097%
Joan Vilà	16,930	0.0015%
Wolfgang Bremer	—	—

* Assuming the maximum number of TUI Travel Shares is issued on Completion. Rounded to four decimal places.

** Including TUI Travel Shares held in First Choice SIP.

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following Directors held awards under the First Choice Share Schemes to subscribe for First Choice Shares:

Peter Long

	Date of Award	Number of Shares awarded	Date from which exercisable	Expiry of exercise period (60 days)
Restricted Share Plan (Converted Shares):	27.07.04	87,976	27.07.07	25.09.07
	14.12.04	105,263	14.12.07	12.02.08
	23.12.04	267,536	23.12.07	21.02.08

	Date of Award	Number of Shares awarded	Vesting Date
Performance Share Plan:	14.12.05	277,427	14.12.08
	13.02.07	259,616	13.02.10

	Date of Award	Number of Shares awarded	Vesting Date
Deferred Annual Bonus Scheme:			
Type of Award			
Deferred (Tranche 1)	14.12.05	87,241	14.12.07
Deferred (Tranche 2)	14.12.05	43,621	14.12.08
Matching	14.12.05	523,448	14.12.08
Deferred	13.02.07	122,308	13.02.10
Matching	13.02.07	489,232	13.02.10

Paul Bowtell

	Date of Award	Number of Shares awarded	Date from which exercisable	Expiry of exercise period (60 days)
Restricted Share Plan (Converted Shares):	13.10.04	419,548	13.10.07	12.12.07
	14.12.04	157,894	14.12.07	12.02.08

	Date of Award	Number of Shares awarded	Vesting Date
Performance Share Plan:	14.12.05	114,504	14.12.08
	13.02.07	111,058	13.02.10

	Date of Award	Number of Shares awarded	Vesting Date
Deferred Annual Bonus Scheme:			
Type of Award			
Deferred (Tranche 1)	14.12.05	40,713	14.12.07
Deferred (Tranche 2)	14.12.05	20,356	14.12.08
Matching	14.12.05	244,276	14.12.08
Deferred	13.02.07	58,846	13.02.10
Matching	13.02.07	235,384	13.02.10

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following Directors held options under the First Choice Senior Executive Plan to subscribe for First Choice Shares:

Peter Long

	Date of Award	No. of First Choice Shares under option	Exercise Price (pence)	Date from which exercisable	Expiry of exercise period
First Choice Senior Executive Plan	30.10.02	958,904	109.50	30.10.07	30.10.09
	09.12.03	828,096	135.25	09.12.08	09.12.10

A proposal will be made under the First Choice Performance Share Plan and the First Choice Deferred Annual Bonus Scheme to exchange a proportion of the awards under the First Choice Performance Share Plan and the matching shares under the First Choice Deferred Annual Bonus Scheme for awards over TUI Travel Shares. The remainder of the awards over First Choice Shares will vest with effect from the date on which the Court sanctions the Scheme, subject to performance testing and time pro rating to that date. Further details on the proposals to participants in the First Choice Share Schemes are set out in Part XI of this document.

Further details of the First Choice Share Schemes are set out in paragraph 6 of Part XI of this document.

Shareholding Guidelines

In order to emphasise the commitment of senior management to TUI Travel the Remuneration Committee and the Directors have set guidelines for the holding of shares in the Company. Within five years the Chief Executive will be expected to own shares to the value of 200 per cent. of his base salary. In the cases of the other executive Directors and members of the Group Management Board, the respective guidelines will be 150 per cent. to 100 per cent. of base salary.

At inception, the Chief Executive will already meet this target and the remaining executive Directors will be encouraged to reach the guideline levels well in advance of the five year timeframe.

4. Directors' terms of appointment

4.1 Executive Directors

Each of the executive Directors of TUI Travel will enter into a service agreement with TUI Travel (or, in the case of Dr Volker Böttcher and Christoph Mueller, with TUI Deutschland GmbH and Hapag-Lloyd Flug respectively, which will be subsidiaries of TUI Travel incorporated in Germany) with effect from Completion, which will replace his previous service agreement and will be conditional on and effective from Completion. The proposed principal terms of those service agreements, each of which will be governed by English law (or, in the case of Dr Volker Böttcher and Christoph Mueller, by German law), are set out in sub-paragraphs (a) to (g) below.

(a) Salary

Executive Director	Salary (£'000)
Peter Long	800
Peter Rothwell	600
Paul Bowtell	460
William Waggott	400
Dr Volker Böttcher	350
Christoph Mueller	350

(b) Term

Under the terms of each executive Director's service agreement, his employment will continue until (i) it is terminated by the executive Director giving to TUI Travel not less than six months' written notice, (ii) it is terminated by TUI Travel giving to the executive Director not less than 12 months' written notice, (iii) it is terminated by TUI Travel with immediate effect by reason of the executive Director's prolonged illness or incapacity, the executive Director committing a serious or repeated breach of any term of the service agreement, the executive Director neglecting, failing or refusing to carry out any of his duties, the executive Director's disqualification from acting as a director, the executive Director's resignation from his office as a director, the executive Director becoming of unsound mind, bankrupt or compounding with his creditors, or if the executive Director behaves in a manner which is likely to bring TUI Travel or any other Group Company into disrepute or prejudice its or their interests or which seriously impairs his ability to perform his duties.

TUI Travel may require an executive Director to spend any or all of his notice period on garden leave, during which the executive Director will receive full salary and other contractual benefits.

The Company reserves the right to terminate the executive Directors' service agreements by making a payment in lieu of notice of an amount equal to his gross basic salary and benefits in respect of his relevant notice period.

(c) Bonuses

Each executive Director participates in an annual non-pensionable bonus plan. The TUI Travel Remuneration Committee set the targets on an annual basis. The targets relate to the achievement of pre-tax profits and strategic personal objectives and the TUI Travel Remuneration Committee will assess the profit performance and the achievement of strategic personal objectives when determining the level of any bonus awards. The maximum bonus potential for the Chief Executive is 150 per cent. of base salary, for the Deputy Chief Executive and Group Finance Director 120 per cent. of base salary, and for the other executive Directors 100 per cent. of base salary.

In addition, the Chief Executive is entitled to any remaining payment, subject to the achievement of performance conditions, which may arise in October 2009 under a five-year long-term cash bonus plan, as explained in paragraph 5.2 of Part IV.

(d) Share plans

The executive Directors will be eligible to be selected for participation under the TUI Travel Incentive Schemes as described in paragraph 6 of Part XI, or such other long term incentive schemes as may from time to time be in force.

(e) Pension

Each of the executive Directors will participate in a defined contribution or equivalent pension scheme. The Company will also make contributions of 50 per cent. of base salary into a defined contribution pension scheme for the benefit of Peter Long, and contributions of 25 per cent. of base salary into a defined contribution pension scheme for the benefit of Paul Bowtell. Peter Rothwell and William Waggott will cease to be active members of a defined benefit pension scheme and will instead receive the benefit of contributions to a defined contribution pension scheme at the level of 50 per cent. of base salary. In the event of the pension fund values of any of these four executive Directors exceeding the HMRC lifetime allowance limit and the relevant executive Director choosing not to accept further pension contributions, a non-pensionable cash payment (which will be subject to tax and National Insurance) equivalent to the annual contribution to the pension scheme for that executive Director will be offered in lieu. Christoph Mueller and Dr Volker Böttcher will participate in separate pension arrangements in Germany at a company cost of 35 per cent. and 25 per cent. of base salary respectively.

(f) Other benefits

Each executive Director will be entitled to participate in TUI Travel's permanent health insurance scheme (or its equivalent in Germany), and to private medical cover (or its equivalent in Germany) for himself, his spouse and dependent children under 21 (or, if in full time education, under 25) and to a fully expensed motor vehicle. Each executive Director will also be entitled to 25 days' paid holiday in each holiday year, rising to a maximum of 30 days after five years of service.

(g) Confidentiality and Restrictive Covenants

Each executive Director will be subject to certain confidentiality restrictions during and after his employment, and will also be restricted for a period of 12 months from the termination of his employment from (i) competing with TUI Travel, (ii) soliciting customers, prospective customers or senior employees and (iii) interfering with suppliers to TUI Travel.

4.2 Non-Executive Directors

The Non-Executive Directors have entered into letters of appointment with TUI Travel dated 29 June 2007 with effect from Completion setting out the terms of their appointment which will be

conditional on and effective from Completion. The proposed principal terms are set out in sub-paragraphs (a) to (d) below:

(a) Fees

Non-Executive Director	Fee (£'000)
Dr Michael Frenzel	300
Sir Michael Hodgkinson	200
Jeremy Hicks	70(1)
Clare Chapman	65(2)
Rainer Feuerhake	55
Tony Campbell	55
Bill Dalton	55
Giles Thorley	55

(1) £55,000 in respect of his role as Non-Executive Director and £15,000 in respect of his role as Chairman of the audit committee

(2) £55,000 in respect of her role as Non-Executive Director and £10,000 in respect of her role as Chairman of the remuneration committee

(b) Term

The appointment of each Non-Executive Director will be for an initial term of three years from the date of his/her appointment to the Board unless otherwise terminated earlier by and at the discretion of either the Non-Executive Director or TUI Travel upon six months' written notice.

TUI Travel may terminate the appointment with immediate effect by reason of the Non-Executive Director's prolonged illness or incapacity, the Non-Executive Director committing a serious or repeated breach of any term of his/her letter of appointment, the Non-Executive Director ceasing to be a director, or the Non-Executive Director acquiring an interest in or accepting a position with another company without the prior approval of the Board which, in the Board's reasonable opinion, is likely to give rise to a material conflict of interest with the Non-Executive Director's position as a Non-Executive Director of TUI Travel.

(c) Time Commitment

TUI Travel anticipates a time commitment of up to 20 days per annum to include attendance at monthly Board meetings, meetings of committees of the Board on which the Non-Executive Director serves, meetings of Non-Executive Directors, the Company's annual general meeting, Board away days and at least one site visit per year.

(d) Other

TUI Travel intends to put in place and maintain directors' and officers' liability insurance with an indemnity limit of £100 million during the course of the appointments. Such insurance cover will also cover the executive Directors of TUI Travel.

5. Remuneration of the Directors and Senior Managers

An analysis of emoluments of the Directors and Senior Managers comprising their salary and fees, salary in lieu of benefits, bonus and benefits paid by TUI AG and its subsidiary undertakings for the

year ended 31 December 2006 and by First Choice and its subsidiary undertakings for the year ended 31 October 2006 is shown below:

5.1 TUI Tourism

	Annual base salary	Salary and fees	Bonus payments	Benefits	Total	Pension contributions
	£000	£000	£000	£000	£000	£000
Executive Directors						
Peter Rothwell	525	516	1,005	473	1,994	240
William Waggot	368	356	541	316	1,213	168
Christoph Mueller	306	306	640	203	1,149	118
Dr Volker Böttcher	238	238	200	129	567	45
	1,437	1,416	2,386	1,121	4,923	571
Non-Executive Directors						
Dr Michael Frenzel	748	924	431	3	1,359	462
Rainer Feuerhake	442	586	345	3	933	236
	1,190	1,510	776	6	2,292	698
Senior Managers						
Johan Lundgren, Bart Brackx and Wolfgang Bremer in aggregate	625	625	661	86	1,372	97
	3,252	3,551	3,823	1,213	8,587	1,366

Conditional upon Completion, TUI AG intends to make a payment of £2,425,000 together with a further amount to be calculated by reference to the value of 162,420 TUI AG shares on Completion by way of contribution to an employee benefit trust of which William Waggott and Peter Rothwell and their families are beneficiaries with a recommendation that the trustees appoint £880,000 and the value of 81,409 TUI AG shares to be held for the benefit of the family of William Waggott and £1,545,000 and the value of 81,011 TUI AG shares to be held for the benefit of the family of Peter Rothwell. The part of the payments that relate to Peter Rothwell is subject to TUI AG Supervisory Board approval and all of the payments are conditional on Completion.

Mr Waggott and Mr Rothwell have separately waived, conditional upon Completion, any rights in respect of the termination of their existing employment and pension arrangements with TUI AG and TUI Northern Europe.

TUI Travel has agreed that Peter Rothwell and William Waggott's entitlements under the TUI Northern Europe Long Term Incentive Plan will be surrendered on Completion in consideration of the grant by TUI Travel of replacement awards of equivalent face value to, in the case of Peter Rothwell, 81,010 TUI AG shares and, in the case of William Waggott, 81,409 TUI AG shares, to be released between 2008 and 2009 on a comparable basis as Peter Long and Paul Bowtell's replacement awards under the TUI Travel PSP.

TUI Travel has also agreed that certain entitlements under Christoph Mueller's and Volker Böttcher's contracts of employment within the TUI AG group will be surrendered on Completion in consideration of the grant by TUI Travel of awards to Christoph Mueller and Volker Böttcher with a face value of, respectively, €700,000 and €500,000 to be released between 2008 and 2009 on a comparable basis as Peter Long and Paul Bowtell's replacement awards under the TUI Travel PSP. The award to Christoph Mueller are subject to TUI AG Supervisory Board approval and all of the payments are conditional on Completion.

5.2 First Choice

	Annual base salary	Salary and fees	Bonus payments	Benefits	Total	Pension contributions
	£000	£000	£000	£000	£000	£000
Executive Directors						
Peter Long	636	636	636	40	1,312	318
Paul Bowtell	350	350	306	14	670	96
	986	986	942	54	1,982	414
Non-Executive Directors						
Sir Michael Hodgkinson	170	170	—	—	170	—
Tony Campbell	38	38	—	—	38	—
Clare Chapman	38	38	—	—	38	—
Bill Dalton	33	33	—	—	33	—
Jeremy Hicks	38	38	—	—	38	—
Giles Thorley	33	25(1)	—	—	25	—
	350	342	—	—	342	—
Senior Managers						
Andrew John, Bill Logan, Dermot Blastland, Richard Prosser, John Wimbleton and Joan Vilà in aggregate	1,456	1,430	462	89	1,981	430
	2,792	2,758	1,404	143	4,305	844

(1) Giles Thorley was appointed in February 2006.

Benefits of the Non-Executive Directors include annual holiday concessions of up to £2,500.

Under a five-year long-term cash bonus agreement between Peter Long and First Choice, approved at the 2005 AGM, Peter Long is entitled to a cash bonus in the aggregate maximum amount of £1.5 million based on the performance of First Choice to 31 October 2009 (or the nearest year end date).

The performance targets include both total shareholder return and earnings per share tests and an element of personal objectives.

The Remuneration Committee has approved, subject to performance conditions being met that a portion of this bonus will vest with effect from the date on which the Court sanctions the Scheme, which will result in the release of up to £900,000. The remaining portion of the long-term cash bonus plan will be released at the end of the original five year period, subject to the achievement of performance conditions at that date.

6. Corporate Governance

The Board and committees

There will be a maximum of 17 Directors on the Board, of whom 14 are currently appointed. Following the appointment of three further independent Non-Executive Directors by the Board as soon as practicable following Completion, the majority of the Board will be independent for the purposes of the Combined Code. As detailed below, the Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee. The Board expects to meet at least eight times per year and may meet at other times at the request of any Director. Each Director has one vote but, in the case of equality of votes, the chairman of the meeting has a casting vote.

The Articles contain procedures to deal with any conflict of interest that may arise in the proceedings of the Board. Each Director is required to disclose to the Board any interest that the Director has in any proceedings of the Board and, except as otherwise provided by the Articles, the Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning any contracts, arrangements or other proposals in which he or she has an interest.

Under the terms of the Relationship Agreement, each of the Audit Committee, Remuneration Committee and Nomination Committee will include up to two Shareholder Directors (appointed by TUI AG) and not less than three Non-Executive Directors. Each committee will be chaired by an independent Non-Executive Director.

TUI Travel Audit Committee

Members

The Board has established an audit committee (the "Audit Committee") comprised of four independent Non-Executive Directors.

The Chairman of the Audit Committee is Jeremy Hicks who has recent relevant financial experience as Finance Director of Aegis Group plc. In addition to Jeremy Hicks, the other members of the Audit Committee are Bill Dalton, Tony Campbell and Giles Thorley.

Mr Hicks, Mr Dalton, Mr Campbell and Mr Thorley are all considered by the Board to be independent within the meaning of the Combined Code.

Role of the Audit Committee

The main responsibilities of the TUI Travel Audit Committee are to:

(a) monitor the integrity and clarity of the financial information and of the major financial statements of TUI Travel, and to review any significant financial reporting issues and judgments those statements contain;

(b) approve the annual external audit plan and to review with the external auditors the nature, scope and results of their audit, and any control issues raised by them;

(c) make recommendations as to the appointment of the external auditors and review any question of their resignation or removal, and to review the effectiveness of the external auditors and their independence;

(d) review the consistency of and any changes to accounting policies, the application of appropriate accounting standards, and the methods used to account for significant unusual transactions;

(e) review and assess the internal audit plan, monitor and review the effectiveness and freedom from management interference of TUI Travel's internal audit function, and to approve the appointment and removal of the head of that function;

(f) review TUI Travel's internal controls and systems and practices for the identification and management of risk; and

(g) to review arrangements for "whistle blowing".

TUI Travel Remuneration Committee

Members

The Board has established a remuneration committee (the "Remuneration Committee") comprised of three independent Non-Executive Directors and two Shareholder Directors.

The Chairman of the Remuneration Committee is Clare Chapman who has relevant experience as she was, until January 2007, Group Human Resources Director of Tesco plc, and is now Director General of Workforce for the National Health Service and Department of Health. The other members of the Remuneration Committee are Tony Campbell, Bill Dalton, Dr Michael Frenzel and Rainer Feuerhake.

Ms Chapman, Mr Campbell and Mr Dalton are all considered by the Board to be independent within the meaning of the Combined Code. Dr Michael Frenzel and Mr Feuerhake, being the Shareholder Directors, are not independent.

Role of the Remuneration Committee

The main responsibilities of the Remuneration Committee are to:

(a) make recommendations to the Board on the framework for executive remuneration and to determine and review from time to time the specific terms for the remuneration and terms and conditions of employment of the chairman of the Board and of the executive Directors, including the design of targets and payments made under any bonus scheme and long term incentive scheme;

(b) agree any compensation for loss of office of any executive Director; and

(c) recommend and monitor the level and structure of the remuneration of Senior Managers.

TUI Travel Nomination Committee

Members

The Board has established a nomination committee (the "Nomination Committee") comprised of three independent Non-Executive Directors and two Shareholder Directors.

The Chairman of the Nomination Committee is Sir Michael Hodgkinson and the other members are Clare Chapman, Jeremy Hicks, Dr Michael Frenzel and Mr Feuerhake.

Sir Michael Hodgkinson, Ms Chapman and Mr Hicks are all considered by the Board to be independent within the meaning of the Combined Code. Dr Michael Frenzel and Mr Feuerhake, being the Shareholder Directors, are not independent.

Role of the Nomination Committee

The main responsibilities of the Nomination Committee are to:

(a) periodically review the structure, size and composition of the Board and make appropriate recommendations to the Board;

(b) give full consideration to succession planning for Directors;

(c) evaluate the balance of skills, knowledge and experience of the Board;

(d) prepare a description of the role and capabilities required for any particular Board appointment including that of the chairman; and

(e) identify and nominate for the approval by the Board candidates to fill Board vacancies as and when they arise.

The Nomination Committee shall also make recommendations to the Board concerning the standing for reappointment of the Directors.

Compliance with the Combined Code

It is the intention of the Board that, upon Completion, TUI Travel will be in compliance with the provisions set out in Section 1 of the Combined Code, save in relation to the following matters:

(a) Dr Michael Frenzel, Chairman of the Board, did not fulfil the independence criteria set out in provision A3.1 of the Combined Code on his appointment to the Board, being chairman of the executive board of TUI AG.

(b) Provisions B2.1 and C3.1 of the Combined Code provide that the Remuneration Committee should be made up entirely of independent Non-Executive Directors. As explained above in this paragraph 6, under the terms of the Relationship Agreement, TUI AG has appointed two Non-Executive Directors to the Remuneration Committee.

(c) On Completion, it is expected that the Board will comprise 14 Directors, of whom six will be independent and so there will not be a majority of independent Non-Executive Directors on the Board pursuant to provision A.3.2 of the Combined Code. However, it is intended that three

additional independent Non-Executive Directors are appointed by the Board as soon as practicable following Completion, upon which TUI Travel will be compliant with provision A.3.2.

The corporate governance arrangements referred to above are considered by the Board to be appropriate given the shareholding structure of TUI Travel and the terms of the Relationship Agreement.

7. Employees

TUI Travel attaches great importance to the skills and expertise of the employees of First Choice and TUI Tourism and believes the increased size and strength of the Enlarged Group will offer attractive career prospects.

However, in order to achieve the planned benefits of the Merger some operational restructuring will be required following Completion. In particular, in the UK, restructuring will be required in the combined real estate, airline, tour operations and central functions, which will involve a reduction of roles in some areas but an increase in others. There will also be some restructuring in Germany and the UK associated with creating a single headquarters for TUI Travel in Crawley. Given the combined effects of the timescale for the integration programme, natural attrition and the opportunities the Enlarged Group will create, TUI Travel expects that compulsory redundancies will be minimised. If they are necessary, TUI Travel will comply with all applicable consultation and legal requirements in this respect.

8. Confirmations and Conflicts of Interest

8.1 Save as described in paragraph 8.2 below, none of the Directors or Senior Managers has, during the past five years:

(a) been convicted in relation to a fraudulent offence;

(b) been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company;

(c) been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(d) been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

8.2 Mr Feuerhake was a Non-Executive director of Babcock Borsig AG from September 1999 until March 2003. Babcock Borsig AG filed for insolvency under German bankruptcy law in July 2002. During the subsequent insolvency proceedings commenced in September 2002, creditors of Babcock Borsig AG filed claims amounting to approximately €5.5 billion, and of those original claims, approximately €500 million have been recognised by the administrator. These proceedings are ongoing and are not expected to conclude for a number of years.

8.3 Save as described below, no Director or Senior Manager has any actual or potential conflicts of interest between any duties they have to TUI Travel and their private interests or other duties:

(a) Sir Michael Hodgkinson is a director of Dublin Airport Authority;

(b) Johan Lundgren is a member of the Malmö Aviation advisory board; and

(c) Dr Frenzel and Mr Feuerhake are members of the executive board of TUI AG, which will be the majority shareholder of TUI Travel from Completion.

8.4 Save in respect of the appointment of any Shareholder Director by TUI AG pursuant to the provisions of the Relationship Agreement, details of which are set out in paragraph 12.1.2 of Part XI of this document, none of the Directors or Senior Managers was selected to his or her

position pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with TUI Travel, TUI Tourism or First Choice.

8.5 No restrictions have been agreed by any Director or Senior Manager on the disposal within a certain period of time of his or her holdings of TUI Travel Shares.

8.6 There are no family relationships between any of the Directors or Senior Managers.

8.7 No Director or Senior Manager has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of TUI Travel, TUI Tourism or First Choice and which was effected by TUI Travel, TUI Tourism or First Choice during the current or immediately preceding financial year and which remains in any respect outstanding or unperformed.

8.8 There are no outstanding loans granted by TUI Travel, TUI Tourism or First Choice to any of the Directors or Senior Managers, nor has any guarantee been provided by TUI Travel, TUI Tourism or First Choice for their benefit.

9. Directorships and Partnerships

Save as set out below, none of the Directors or Senior Managers has either (a) held a directorship of any company, other than those companies in the TUI Tourism Group or First Choice Group, or (b) been a partner in a partnership, at any time in the five years prior to the date of this document:

	Current directorships/partnerships	Former directorships/partnerships
Director		
Dr Michael Frenzel	AWD Holding AG AXA Konzern AG Continental AG E.ON Energie AG Hapag-Lloyd AG Norddeutsche Landesbank Preussag North America Inc. Volkswagen AG	ING-BHF Bank AG Deutsche Bahn AG
Sir Michael Hodgkinson	Dublin Airport Authority Essex Community Foundation FKI plc Post Office Limited Presidents Quay Limited Royal Mail Holdings plc Transport For London	Airports International Limited BAA (International Holdings) Limited BAA Enterprises Limited BAA International Limited BAA Lynton plc BAA Plc BAA Security Limited Bank Of Ireland plc Eastleigh Airport Limited Essex Economic Partnership Limited Heathrow Airport Limited London Airports 1992 Limited London Airports Limited London First Thames Gateway South Essex Partnership Limited World Duty Free plc
Peter Long	Debenhams plc F.T.O. Trust Fund Limited Rentokil Initial Pension Trustee Limited Rentokil Initial plc	RAC plc
Peter Rothwell	Movision-Films	None

	Current directorships/partnerships	Former directorships/partnerships
Paul Bowtell	None	British Gas Connections Limited British Gas Housing Services Limited British Gas Pipelines Limited Repair and Care Limited SF (UK) Limited
William Waggott	Movision-Films Preussag UK Limited	CVT Solutions Ltd West Midlands International Ltd
Christoph Mueller	Hapag-Lloyd AG	None
Dr Volker Böttcher	Magic Life der Club Hotel-betriebsgesellschaft GmbH	None
Rainer Feuerhake	Hapag-Lloyd AG Preussag North America Inc. Amalgamated Metal Corporation PLC	Babcock Borsig AG Wolf GmbH
Tony Campbell	Alaska Food Diagnostics Limited Data Transfer & Communications Limited Hobbs Headco Limited Hobbs Holding No.1 Limited T M Lewin Group Limited	Asda Group Limited Asda Stores Limited Bandsound Limited Blackwell Ltd George Davies Holdings Limited George Davies Partnership Limited Mclagan Investments Limited Pets At Home Group Ltd Punch Taverns Plc Spirit (PSC) Limited Spirit (SGL) Limited Spirit Group Holdings Limited Ted Baker plc Virgin Wine Online Limited
Clare Chapman	Judge Institute QCA Board	None
Bill Dalton	Aegis Managing Agency Limited Swiss Re GB plc	HSBC Bank plc HSBC Holdings plc HSBC Investment Bank Holdings plc Merrill Lynch HSBC Holdings Limited Merrill Lynch HSBC Limited Swiss Re Life & Health Limited Swiss Reinsurance Company UK Limited The Mercantile & General Reinsurance Company Limited Young Enterprise
Jeremy Hicks	Adgistics Limited	Aegis (Cayman) Limited Aegis Dollar Investments Limited Aegis Eaton Gate Limited Aegis Finance Limited Aegis Group Holdings Limited Aegis Group Investments Limited Aegis Group Nominees Limited Aegis Group plc Aegis Group Trustees Limited Aegis Hungary Finance Close Company Limited Aegis International (Administration) Limited Aegis International Limited Aegis Luxembourg (Finance) Sarl Aegis Luxembourg Sarl

	Current directorships/partnerships	Former directorships/partnerships
		Aegis Market Research Holding Corp. Aegis Media Americas, Inc. Aegis Portman Holdings Limited Aegis TI Aegis TIG Limited Aegis Trademarks BV Aegis Treasury Investments Limited Ballet Rambert Limited Carat Exchange, Inc. Carat Fusion, Inc. Carat IMS, Inc. Carat Management Services (UK) Limited Carat Trade, Inc. Carat USA, Inc. Media Management Direct, Inc. Rambert Trust Limited Synovate (Asia Pacific-BVI) Limited Synovate Inc. Synovate (Market Research) Limited Synovate Limited Synovate Management Services Limited
Giles Thorley	Aspect Leisure Activities Limited Aspect Ventures Limited Avebury Group Limited Avebury Inns Limited Avebury Properties Limited Avebury Pub Company Limited AVL (Pubs) No.1 Limited AVL (Pubs) No.2 Limited Barnaby's Carvery Limited Barshelf 2 Limited British Beer & Pub Association Broomco (3708) Limited Cartertour Limited Chef & Brewer Hotels Limited Chef & Brewer Limited Cheshire Hotels (Developments) Limited Cheshire Hotels Limited City Limits Limited Cleveland Place Holdings Limited Country Fayre Restaurants Limited Country Grill Restaurants Limited CPH (R&L) No.1 Limited CPH (R&L) No.2 Limited CPH Palladium Limited Dearg Limited Enrichtech Limited Freehouse Limited Freshwild Limited Golden Pheasant Restaurant Limited Harpplan Limited Homespreads Limited Huggins and Company Limited Inn Partnership Limited InnSpired (ITB) Limited InnSpired Company Limited InnSpired Developments Limited	Ducati Motor Holding SpA Esporta Group Limited GRS Inns Limited InnSpired (ESOP) Limited Punch Taverns (Redwood GuaranteeCo) Limited Spirit Group Pension Trustee Limited Spirit Group Retail Pensions Limited Spirit Managed (Old Orleans) Limited Spirit Managed (Tay) Limited Spirit Managed (Thames) Limited Spirit Managed (Tyne) Limited Spirit (PSC) Limited Tragus Limited

Current directorships/partnerships	Former directorships/partnerships
InnSpired Group Limited	
InnSpired Holdings Limited	
InnSpired Taverns II Limited	
InnSpired Taverns Limited	
InnSpired Pubs Limited	
Jodsal Limited	
John Barras & Co Limited	
Little London Pubs Limited	
London Pub-Restaurants Limited	
London Tourist Pubs Limited	
Mill House Inns (Leaseholds) Limited	
Mill House Inns (Retford) Limited	
Mill House Inns (Trading) Limited	
Mill House Inns Limited	
Millhouse Pubs Limited	
Mountloop Limited	
Narnain Limited	
New Pubco Holdings Limited	
Open House Limited	
Partstripe Limited	
Pioneer Inns & Taverns Limited	
Pioneer Pub Company Limited	
Pub.Com Limited	
Punch Centrum Intermediate Holding Company Limited	
Punch Centrum Loan Company Limited	
Punch Funding II Limited	
Punch Jubilee Intermediate Holding Company Limited	
Punch Jubilee Loan Company Limited	
Punch Retail (Acquisition Jersey) Limited	
Punch Taverns (AH) Limited	
Punch Taverns (APL 278) Limited	
Punch Taverns (APL 35) Limited	
Punch Taverns (Avebury) Limited	
Punch Taverns (Barton) Limited	
Punch Taverns (Branston) Limited	
Punch Taverns (BS) Company Limited	
Punch Taverns (Centrum) Limited	
Punch Taverns (CMG) Limited	
Punch Taverns (ES) Limited	
Punch Taverns (FH) Limited	
Punch Taverns (Fradley) Limited	
Punch Taverns (IB) Limited	
Punch Taverns (Inns) Limited	
Punch Taverns (ITG) Limited	
Punch Taverns (Jubilee) Limited	
Punch Taverns (MH) Limited	
Punch Taverns (Offices) Limited	
Punch Taverns (PGE) Limited	
Punch Taverns (PGRA) Limited	
Punch Taverns (PGRH) Limited	
Punch Taverns (PGRP) Limited	
Punch Taverns (PM) Limited	
Punch Taverns (PMG) Limited	
Punch Taverns (PMH) Limited	
Punch Taverns (PML) Limited	
Punch Taverns (PMM) Limited	
Punch Taverns (PMMH) Limited	
Punch Taverns (PMT) Limited	
Punch Taverns (PPCS) Limited	

Current directorships/partnerships	Former directorships/partnerships
Punch Taverns (PRAC) Limited Punch Taverns (PRAF) Limited Punch Taverns (PTL) Limited Punch Taverns (Pubs) Limited Punch Taverns (Red) Limited Punch Taverns (Redwood Bidco) Limited Punch Taverns (Redwood Jerseyco) Limited Punch Taverns (Redwood Midco) Limited Punch Taverns (Redwood Newco 1A) Limited Punch Taverns (RH) Limited Punch Taverns (SPML) Limited Punch Taverns (VPR) Limited Punch Taverns (Woodville) Limited Punch Taverns Barton Intermediate Holding Company Limited Punch Taverns Barton Loan Company Limited Punch Taverns Development Company Limited Punch Taverns Finance B Limited Punch Taverns Finance plc Punch Taverns Group Limited Punch Taverns Holdings Limited Punch Taverns Intermediate Holdings Limited Punch Taverns Investments Limited Punch Taverns plc Punch Taverns Properties Limited Punch Taverns Reserve Company Limited Punch Taverns Reserve II Company Limited Punch Taverns Reserve III Limited R.V. Goodhew Limited Readystripe Limited Rhesus Limited Schooner Inns Limited Southern Inns Limited Spirit (AKE Holdings) Limited Spirit (BRB) Limited Spirit (CCR) Limited Spirit (Faith) Limited Spirit (Lodges Holdings) Limited Spirit (OOL) Limited Spirit (PSC) Limited Spirit (SGL) Limited Spirit Acquisition Properties Limited Spirit Acquisitions Guarantee Limited Spirit Acquisitions Holdings Limited Spirit Financial Holdings Limited Spirit Finco Limited Spirit Funding Limited Spirit Group Equity Limited Spirit Group Finco Limited Spirit Group Holdings Limited Spirit Group Limited Spirit Group Parent Limited Spirit Group Retail (North) Limited Spirit Group Retail (Northampton) Limited	

	Current directorships/partnerships	Former directorships/partnerships
	Spirit Group Retail (Pubs) No.1 Limited Spirit Group Retail (Pubs) No.2 Limited Spirit Group Retail (South) Limited Spirit Group Retail Hotels Limited Spirit Group Retail Limited Spirit Group Retail Pubs and Restaurants Limited Spirit Intermediate Holdings Limited Spirit Managed (Trent) Limited Spirit Managed Funding Limited Spirit Managed Holdings Limited Spirit Managed Inns Limited Spirit Managed Pubs Limited Spirit Parent Limited Spirit Pubs Holdings Limited Spirit Pubs Parent Limited Spirit Retail Bidco Limited Spirit SLB Limited Spirit Supply Company Limited Springtarn Limited Stanford Pubs Limited Stanford Taverns Limited Steward and Patteson Limited Stickpad Limited Telscombe Tavern Limited The Chef & Brewer Group Limited The Host Group Limited The Nice Pub Company Limited The Rhona Trust Tom Cobleigh (Inns) Limited Tom Cobleigh (Trading) Limited Tom Cobleigh Group Limited Tom Cobleigh Holdings Limited Tom Cobleigh Limited Top Dog Pub Company Limited Tragus Group Limited Ushers Of Trowbridge Limited Whitegate Taverns Limited	
Senior Manager		
Andrew John	None	None
Bill Logan	None	None
Dermot Blastland	International Tourism Services Limited	None
Johan Lundgren	None	MyTravel Sweden
Bart Brackx	None	Hubisco NV (Jules Destrooper)
Richard Prosser	None	None
John Wimbleton	None	Association of British Travel Agents Limited
Joan Vilà	None	None
Wolfgang Bremer	None	None

Part V

Financial information on TUI Tourism

This Part V contains:

- in Section A, Accountant's Report in respect of the historical financial information relating to TUI Tourism for the three years ended 31 December 2006; and
- in Section B, historical financial information relating to TUI Tourism for the three years ended 31 December 2006.

The historical financial information for TUI Tourism has been prepared in accordance with the accounting policies of TUI Travel.

Section A

Accountant's Report in respect of the historical financial information relating to TUI Tourism for the three years ended 31 December 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

29 June 2007

Dear Sirs

TUI Tourism Historical Financial Information

We report on the financial information set out in Section B of this Part V ("Financial information on TUI Tourism"). This financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the " Company") on the basis of the accounting policies set out in Note 1 to the financial information. This report is required by item 20.1 of Annex I of the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information in accordance with the basis of preparation set out in Note 1(A) to the financial information. It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to TUI Tourism's circumstances, consistently applied and adequately disclosed. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 29 June 2007, a true and fair view of the state of affairs of TUI Tourism as at 31 December 2004, 2005 and 2006 and of its profits or losses, cash flows and recognised income and expense for the years then ended in accordance with the basis of preparation set out in Note 1(A).

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B

Historical financial information relating to TUI Tourism for the three years ended 31 December 2006

Combined income statement

For the years ended 31 December	Note	2006	2005	2004
		€m	€m	€m
Revenue	2	**13,714.1**	13,587.0	12,788.3
Cost of sales		**(12,680.5)**	(12,422.4)	(11,563.4)
Gross profit		**1,033.6**	1,164.6	1,224.9
Administrative expenses excluding impairments of goodwill		**(950.0)**	(1,030.4)	(1,049.9)
Impairment of goodwill		**(690.0)**	—	—
Total administrative expenses		**(1,640.0)**	(1,030.4)	(1,049.9)
Other income/(expenses)	3	**49.1**	38.3	9.2
Share of profit of joint ventures and associates		**11.6**	7.4	6.6
Operating (loss)/profit	2	**(545.7)**	179.9	190.8
Analysed as:				
Underlying operating profit	2	**270.8**	208.9	236.4
Separately disclosed items	4	**(123.5)**	(25.7)	(43.6)
Impairment of goodwill		**(690.0)**	—	—
Taxation on profits of joint ventures and associates		**(3.0)**	(3.3)	(2.0)
		(545.7)	179.9	190.8
Financial income	5	**173.7**	143.9	134.0
Financial expenses	5	**(150.4)**	(136.1)	(127.2)
Net financial income	5	**23.3**	7.8	6.8
(Loss)/Profit before tax	7	**(522.4)**	187.7	197.6
Taxation	8	**(41.5)**	(115.7)	(82.6)
(Loss)/Profit for the year		**(563.9)**	72.0	115.0
Attributable to:				
Shareholders		**(565.6)**	67.3	111.5
Minority interest		**1.7**	4.7	3.5
(Loss)/Profit for the year		**(563.9)**	72.0	115.0
Non-GAAP measures				
Reconciliation of underlying operating profit to underlying earnings				
Underlying operating profit		**270.8**	208.9	236.4
Net financial income		**23.3**	7.8	6.8
Underlying profit before tax		**294.1**	216.7	243.2
Taxation (Group and share of joint ventures and associates)		**(44.5)**	(119.0)	(84.6)
Tax credit on separately disclosed items		**(40.8)**	(8.0)	(13.1)
Minority interest		**(1.7)**	(4.7)	(3.5)
Underlying earnings		**207.1**	85.0	142.0

The financial information above may not be representative of future results, for example the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that arose from being wholly owned by TUI AG.

Combined balance sheet

as at 31 December	Note	2006	2005	2004
		€m	€m	€m
Non-current assets				
Intangible assets	9	**2,733.3**	3,440.5	3,389.8
Property, plant and equipment	10	**1,762.7**	1,773.8	1,775.9
Investments in joint ventures and associates	11	**97.6**	75.8	60.9
Other investments available for sale	12	**26.4**	30.2	37.6
Trade and other receivables	13	**189.1**	212.8	240.6
Derivative financial instruments	24	**2.5**	12.4	2.2
Deferred tax assets	14	**343.7**	336.9	317.7
		5,155.3	5,882.4	5,824.7
Current assets				
Inventories	16	**19.6**	18.3	15.9
Other investments available for sale	12	**5.5**	5.1	5.7
Trade and other receivables	15	**975.1**	939.9	805.7
Derivative financial instruments	24	**23.1**	77.3	16.8
Cash and cash equivalents	17	**1,763.4**	1,481.2	1,335.9
Assets classified as held for sale	18	**1.3**	18.5	—
		2,788.0	2,540.3	2,180.0
Total assets		**7,943.3**	8,422.7	8,004.7
Current liabilities				
Interest-bearing loans and borrowings	19	**(276.4)**	(301.2)	(188.9)
Employee benefits	6	**(2.1)**	(1.7)	(1.7)
Derivative financial instruments	24	**(99.5)**	(0.3)	(103.4)
Trade and other payables	20	**(2,695.0)**	(2,683.8)	(2,642.9)
Provisions	21	**(202.2)**	(121.1)	(137.2)
Income tax payable		**(15.8)**	(6.6)	(22.5)
		(3,291.0)	(3,114.7)	(3,096.6)
Non-current liabilities				
Interest-bearing loans and borrowings	19	**(556.3)**	(392.9)	(454.0)
Employee benefits	6	**(606.1)**	(815.1)	(551.5)
Trade and other payables	22	**(67.6)**	(60.5)	(64.5)
Derivative financial instruments	24	**(18.5)**	—	(14.3)
Provisions	21	**(170.1)**	(160.5)	(147.0)
Deferred tax liabilities	14	**(17.9)**	(66.9)	(14.9)
		(1,436.5)	(1,495.9)	(1,246.2)
Total liabilities		**(4,727.5)**	(4,610.6)	(4,342.8)
Net assets		**3,215.8**	3,812.1	3,661.9
Invested capital	23	**3,215.8**	3,812.1	3,661.9

Combined statement of cash flows

For the years ended 31 December	Note	2006	2005	2004
		€m	€m	€m
(Loss)/Profit for the year		**(563.9)**	72.0	115.0
Adjustment for:				
Depreciation and amortisation		**280.2**	282.2	264.4
Gain on sale of property, plant, equipment and intangible assets		**(40.5)**	(33.1)	(6.0)
Income from joint ventures and associates		**(11.6)**	(7.4)	(6.6)
Impairment of goodwill		**690.0**	—	—
Financial income		**(173.7)**	(143.9)	(134.0)
Financial expense		**150.4**	136.1	127.2
Income tax expense		**41.5**	115.6	82.6
Operating profit before changes in working capital and provisions		**372.4**	421.5	442.6
(Increase)/decrease in inventories		**(0.8)**	0.8	(5.2)
(Increase)/decrease in trade and other receivables		**(64.1)**	(90.6)	91.6
(Decrease)/increase in trade and other payables		**(31.2)**	(25.4)	24.5
Increase/(decrease) in provisions and employee benefits		**82.4**	(4.9)	(1.3)
Cash flows from operations		**358.7**	301.4	552.2
Interest paid		**(59.0)**	(66.2)	(53.2)
Interest received		**85.9**	70.7	70.2
Income taxes paid		**(41.9)**	(91.2)	(55.6)
Cash flows from operating activities		**343.7**	214.7	513.6
Investing activities				
Proceeds from sale of property, plant, equipment and intangible assets		**179.1**	207.4	57.0
Proceeds from sale of subsidiaries, net of cash disposed		**2.9**	4.2	2.9
Proceeds from sale of investments and net loan advances to third parties		**4.3**	(10.3)	(49.9)
Dividends received from associates		**—**	0.8	0.6
Acquisition of subsidiaries, net of cash acquired		**(10.3)**	(29.0)	(32.3)
Acquisition of property, plant and equipment		**(334.1)**	(387.3)	(340.2)
Cash flows from investing activities		**(158.1)**	(214.2)	(361.9)
Financing activities				
Movement in invested capital		**65.3**	103.4	(17.0)
Proceeds from new loans		**198.5**	141.9	151.3
Repayment of borrowings		**(97.3)**	(34.2)	(243.7)
Payment of finance lease liabilities		**(23.6)**	(45.8)	(26.6)
Dividends and other distributions to TUI AG		**(46.9)**	(24.2)	(4.5)
Minority interest dividends paid		**(6.7)**	(3.4)	(1.1)
Cash flows from financing activities		**89.3**	137.7	(141.6)
Net increase/(decrease) in cash and cash equivalents		**274.9**	138.2	10.1
Cash and cash equivalents at start of year		**1,481.2**	1,335.9	1,325.4
Effect of foreign exchange on cash held		**7.3**	7.1	0.4
Cash and cash equivalents at end of year	17	**1,763.4**	1,481.2	1,335.9

Combined statement of recognised income and expense

For the years ended 31 December	Note	2006	2005	2004
		€m	€m	€m
Foreign exchange translation		**16.8**	45.4	(18.0)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes	6	**191.7**	(260.2)	(13.7)
Tax on items taken directly to equity	8	**(30.6)**	9.0	12.3
Cash flow hedges and financial instruments available for sale:				
—movement in fair value		**(124.3)**	117.6	(83.1)
—amounts recycled to the income statement		**(97.7)**	90.6	64.7
Net (expense)/income recognised directly in equity		**(44.1)**	2.4	(37.8)
(Loss)/Profit for the year		**(563.9)**	72.0	115.0
Total recognised income for the year		**(608.0)**	74.4	77.2
Attributable to:				
Shareholders		**(608.8)**	68.8	73.8
Minority interest		**0.8**	5.6	3.4
		(608.0)	74.4	77.2

Notes to the combined financial information

Statement of accounting policies

The principal accounting policies are as follows:

1. General

TUI Tourism has not in the past formed a separate legal group. As part of the proposed merger with First Choice, TUI AG will undertake to restructure TUI Tourism and to transfer the relevant entities assets, and liabilities to TUI Travel. The Combined Financial Information presented here reflects the entities, assets and liabilities that will be carved out from TUI AG and has been prepared in accordance with the basis of preparation set out below.

The principal accounting policies of TUI Travel have been applied to the Combined Financial Information and are as follows:

(A) Basis of preparation

The Combined Financial Information presented is for the years ended 31 December 2004, 2005 and 2006, of those businesses that will comprise TUI Tourism (also the "Group"). The Combined Financial Information therefore incorporates financial information previously included in the financial statements of TUI AG's tourism segment amended to reflect the carve out entities. The principal entities and associated undertakings included within the financial record are shown in notes 11 and 30 below.

The Combined Financial Information has been prepared on a going concern basis and under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement.

The Combined Financial Information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the Combined Financial Information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of Combined Financial Information, and accordingly in preparing the Combined Financial Information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. TUI Tourism has not previously been required to prepare Combined Financial Information and hence Combined Financial Information has not previously been presented. The Combined Financial Information has been prepared by aggregating the applicable financial information that was prepared for the purposes of the TUI AG consolidation together with certain TUI AG consolidation adjustments relating to the businesses forming TUI Tourism. Internal transactions within TUI Tourism have been eliminated in preparing the combination.

The information on earnings per share for TUI Tourism has not been presented as required under IAS 33, as the companies have not formed a statutory group, hence TUI Tourism had no historical capital structure.

Other than these departures IFRSs as adopted by the EU have been applied. The IFRSs not yet adopted are disclosed in (W).

(B) Basis of Accounting

The following summarises the principles applied in preparing the Combined Financial Information:

- Subsidiary undertakings and associates that are part of TUI Tourism and were acquired or disposed of by TUI Tourism during the period presented have been included in the Combined Financial Information from and up to the date control was passed.
- All cash and other movements in capital amounts, being shares issued or cancelled by or dividends and other distributions made from TUI Tourism companies to TUI AG have been reflected in the cash flow and reconciliation of movements in Invested capital as "Dividends and other distributions to TUI AG".
- TUI AG had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, investor relations and professional services to its underlying businesses. However for the purposes of the preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs attributable to TUI Tourism. These costs were affected by the arrangements that existed in TUI AG and are not necessarily representative of the position that may prevail in the future.
- TUI AG has historically assessed the financial requirements for the future and managed the hedging arrangements. TUI AG also documents its assessments and arrangements, both at hedge inception and on an ongoing basis, whether the derivative instruments are hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In the Combined Financial Information the hedging arrangements have been reflected in accordance with TUI AG's previous arrangements. They are not necessarily representative of the hedging arrangements that may arise in the future.
- TUI AG has historically operated a central cash pooling arrangement whereby cash and overdrafts are settled centrally by TUI AG with the financial institutions. For the purposes of preparation of the Combined Financial Information, such centrally managed cash pooling has been allocated to TUI Tourism and reflected in the Combined Financial Information in line with the reallocation of the related balances to TUI Tourism in the balance sheets.
- Tax charges in this Combined Financial Information have been determined based on the tax charges recorded by TUI Tourism companies in their local statutory accounts as well as certain adjustments made for TUI AG consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within TUI AG and are not necessarily representative of the tax charges that would have been reported had TUI Tourism been an independent group. Also, they are not necessarily representative of the tax charges that may arise in the future.
- All trading balances between TUI Tourism and other TUI AG companies have been presented in either receivables or payables. Where a TUI AG balance is unconnected with a trading relationship and is:
    - (a) non-interest bearing it has been reclassified from payables to Invested Capital.
    - (b) interest bearing and has the characteristics of debt, it has been presented as "Financial liabilities due to TUI AG companies" in the balance sheet, with any interest taken to the income statement.
- TUI Tourism has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for TUI Tourism. The net assets of TUI Tourism are represented by the cumulative investment of TUI AG in TUI Tourism (shown as "Invested capital").

- Interest income and expense in this Combined Financial Information have been determined based on the interest charges recorded by TUI Tourism companies in their local statutory accounts as well as certain adjustments made for TUI AG consolidation purposes. The interest income and expense recorded in the Combined Income Statement have been affected by the financing arrangements within TUI AG and are not necessarily representative of the interest charges that would have been reported had TUI Tourism been an independent group. They are not necessarily representative of the interest charges that may arise in the future.

(C) Basis of combination

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the combined financial information from the date that control commences until the date that control ceases. When the Group ceases to control these companies, they are removed from combination.

The Combined Financial Information of the Group was prepared on the basis of uniform accounting, measurement and combination methods.

Transactions with minority interests are treated as transactions with equity holders of the Group. Goodwill, i.e. the difference between the acquisition costs and the interest in the carrying amount of the net assets of the subsidiary, arising on the acquisition of minority interests is directly eliminated against reserves. When minority interests are sold, the difference between the gain on disposal and the interest in the carrying amount is also offset against reserves.

(ii) Joint ventures and associates

Joint ventures are jointly controlled entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The Combined Financial Information includes the Group's share of the recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases. Equity measurement in each case is based on the last annual or consolidated financial statements.

When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on combination

Intra-group balances and any unrealised gains, income and expenses arising from intra-group transactions are eliminated in preparing the Combined Financial Information. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Intercompany profits from deliveries to and from joint ventures or associates are eliminated on the basis of the same principles.

(D) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations

The financial statements of entities are prepared in the functional currency of the entity. The respective functional currency corresponds to the currency of the economic environment in which the company primarily operates. The functional currency of all subsidiaries is generally the national currency of the country in which the respective subsidiary is based.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on combination, are translated to the presentation currency (Euro) at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of entities with functional currencies other than the reporting currency of the Group are translated at the average rate for the year.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign subsidiaries and of related hedges are recognised in the statement of recognised income and expenses and taken to the foreign exchange reserve. On disposal of the subsidiary, they are taken into the income statement as part of the gain or loss on disposal.

Exchange rates of relevant currencies

	Closing rate 2006	Closing rate 2005	Closing rate 2004	Average rate 2006	Average rate 2005	Average rate 2004
	€	€	€	€	€	€
British pounds sterling . . .	0.67	0.69	0.71	0.68	0.68	0.68
US dollars	1.32	1.18	1.36	1.26	1.24	1.24
Swiss francs	1.61	1.56	1.54	1.57	1.55	1.54
Swedish kronas	9.04	9.39	9.02	9.25	9.28	9.12

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

On initial recognition, derivative financial instruments are measured at their fair value attributable to them on the day of the conclusion of the agreement. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

The fair values of derivative financial instruments correspond to market values. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current

creditworthiness of the swap counterparties. The fair value of forward exchange contracts and fuel price contracts is, if applicable, their quoted market prices at the balance sheet date, being the present value of the quoted forward price. The fair value of over-the-counter financial derivates is determined by means of appropriate discounting methods, e.g. by discounting the expected future cash flows. The calculation of the fair values of options is based on the Black-Scholes model. The fair values determined on the basis of the Group's own systems are regularly compared with fair value confirmations of external counterparties.

(F) Hedge accounting

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

At inception, the Group documents the hedging relationship between the hedge and the underlying item, the risk management goal and the strategy pursued in entering into the hedges. In addition, an assessment is made both at the beginning of the hedge relationship and on a continual basis as to whether the derivates used for the hedge compensate for the changes in the cash flows of the underlying transactions in a highly efficient manner.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business.

Revenue excludes intra-group transactions and value-added tax, and is stated after the deduction of trade discounts.

(i) Goods sold and services rendered

Revenue from sale of goods and services is recognised in the income statement when the significant risks and rewards or ownership have been transferred to the buyer. Revenue in respect of package tours is recognised on the date of departure. Revenue from individual travel modules directly booked with airlines, hotels and incoming agencies by the customers is realised when the customer uses the corresponding service. Commissions and other revenues received from the sale of third-party product are recognised when they are earned, normally on receipt of final payment from the end customer.

(ii) Client monies received in advance

Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is deferred and included within trade and other payables.

(iii) Valuation of revenue

Where the Group acts as principal, revenue is stated at the fair value of the consideration received or to be received for the sale of goods and services provided.

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the fair value of the commissions received or to be received and not the total transaction sales value.

In assessing whether the Group acts as principal or as agent, the businesses are identified as acting as agents depending on: the control exercised over the providing of service, inventory risk and customer credit risk. Revenue for businesses acting as agents is then presented on a net basis as the difference between the sales prices to the customer and the cost of the services purchased.

(H) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received and paid are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs

Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Taxation

Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity in the same way as the item to which it relates.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, joint ventures and associates to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(J) Non-GAAP measures

The Group believes that underlying operating profit and underlying profit before tax provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint ventures and associates), separately disclosed items, and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint ventures and associates), separately disclosed items and impairment of goodwill.
- Underlying profit after tax is profit before separately disclosed items and impairment of goodwill (all net of tax).
- Underlying earnings are underlying profit after tax less minority interests.

It should be noted that the definitions of underlying items being used in this Combined Financial Information are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within either the same sector or elsewhere.

(K) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The costs of finance for the acquisition or the period of construction are not capitalised.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) (ii) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives on initial recognition are as follows:

Freehold properties	— up to 50 years
Short leasehold properties	— Lease period or useful economic life if shorter
Finance leased aircraft and engines	— Lease period, or useful economic life if shorter
Aircraft and engines	— 18 years
Aircraft spares	— 12 years
Machinery and fixtures	— up to 40 years
Yachts	— 15 years
Motor boats	— 24 years
Other operating and office equipment	— up to 10 years

Assets under construction are not depreciated.

The residual values and useful lives of all assets are re-assessed annually.

(L) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and jointly controlled entities. In respect of business acquisitions, goodwill represents the difference between the fair value of consideration paid and the fair value of the net identifiable assets and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment or when there are any events or indications suggesting a potential impairment (triggering event). In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associates or joint ventures.

Goodwill is tested annually for impairment or when there are any events or indications suggesting a potential impairment (triggering event).

Fair value adjustments are made in respect of acquisitions. If, at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and are recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement immediately.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Self-generated software used by the Group itself, is capitalised at cost where an inflow of future economic benefits for the Group is probable and can be reliably measured.

(iii) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the period in which the value of the assets will be obtained by the Group. Computer software is amortised over a period usually not exceeding 5 years, but in exceptional cases of up to 10 years.

(M) Financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed in an active market. Loans and receivables are shown under "Trade and other receivables" in the balance sheet.

Financial assets measured at fair value through income statement are only held by the Group in the form of derivative financial instruments exclusively held for the purpose of hedging.

Financial assets available for sale are non-derivative financial assets either allocated to the "other investments" category or that could not be allocated to any other category of financial assets. They are allocated to non-current assets if the management does not intend to sell them within twelve months after the balance sheet date. The financial assets allocated to "other investments" are shares and securities held.

Financial assets are recognised at the trade date on which the Group committed to buy or sell the asset. Loans and receivables as well as financial assets available for sale are initially recognised at fair value plus transaction costs. Financial assets available for sale are measured at their fair value after initial recognition. Changes in the fair value are recognised in equity with no effect on results until the disposal of the asset. A permanent reduction in fair value gives rise to an impairment with a corresponding charge in the income statement. In the event of subsequent reversal of the impairment, the impairment recognised in the income statement is not reversed for equity instruments but eliminated against equity with no effect on results. Where a listed market price in an active market is not available for shares held and other methods to determine the objective market value are not applicable, the shares are measured at amortised cost. Loans and receivables are recognised at amortised cost based on the effective interest method.

(N) Impairments

The carrying amounts of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of such an asset is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its related cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash generating unit is the fair value less costs to sell or the present value of future cash flows expected to arise from the asset (value in use), if higher. Impairment losses are recognised separately in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The fair value less costs to sell is the amount for which the asset or cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the costs to sell. If a fair value on an active market is not available for the assets or cash-generating units to be tested for impairment, the fair value is determined by means of discounting the expected operating net cashflows. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, before impairment. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(O) Trade and other receivables

Trade and other receivables are initially recognised at their fair value and subsequently measured at amortised cost on the basis of the effective interest method and the deduction of impairments. An impairment of trade and other receivables is recognised if objective indications suggest that the amounts receivable and due are not fully matched.

(P) Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price less the estimated cost incurred until the sale and the estimated variable costs required to sell. All inventories are written down individually where the net realisable value of inventories is lower than their carrying amounts. The measurement method applied to similar inventory items is the weighted average cost formula.

(Q) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum three months. Credit balances in current accounts are shown as overdrafts under current interest-bearing loans and borrowings, unless they form part of the Group's cash pooling arrangements in which case the aggregate balance of cash pooling accounts is included in either cash and cash equivalents or current interest-bearing loans and borrowings as appropriate.

(R) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and other aircraft components. The provision is based on total anticipated costs and intervals between maintenance events. It is calculated by reference to costs experienced and published manufacturers' data. The charge to the income statement is calculated by reference to the number of hours operated, cycles flown and the passage of time, and by reference to the length of the full overhaul cycle and the life-cycle of each asset within the business.

(S) Liabilities

Liabilities are recognised on the date on which they arise at the fair value less the costs of borrowing and transaction costs. Over the course of time, liabilities are measured at amortised cost based on the effective interest method.

(T) Dividends

Dividend distribution is recognised as a liability in the Group's Combined Financial Information in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Group. Unpaid dividends that do not meet these criteria are disclosed in the notes to the Combined Financial Information.

(U) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in the period they occur directly in equity through the statement of recognised income and expense.

(iii) Share-based payment transactions

All share-based payment schemes existing in the Group were payment schemes paid in cash. At the date of the performance by the beneficiary, the resulting liability for the Group was carried at its fair value. Until the liability was paid, the fair value of the liability was remeasured at every reporting date and all changes in the fair value were carried with an effect on results.

(V) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(W) Key accounting estimates and judgements

All estimates and judgments are constantly revalued and are based on past experience and other factors, including expectations concerning future events.

The key estimates and judgements used are:

(i) Goodwill is tested for impairment as at each of the balance sheet dates. Details concerning the implementation of goodwill impairments tests are provided in note 9.

(ii) The determination of the present value of pension obligations largely depends on the selection of the discount rate, determined at the end of each year. The discount rate used was the interest rate of high-quality corporate bonds that were denominated in the currency in which the benefits will be paid, and that had terms to maturity approximating the terms of the related pension liability. Detailed information is provided in the explanations on recognised pension provisions in note 6.

(iii) The Group is liable to pay income taxes in numerous countries. Significant assumptions were required in determining the worldwide provision for income taxes. There were transactions and calculations for which the ultimate tax determination was uncertain during the ordinary course of business. The level of provisions for anticipated tax audits was based on estimates of whether and to what extent additional income taxes will be due. In the period in which the final tax determination was made, the estimates were corrected, if required.

(iv) The useful lives and residual values of property, plant and equipment are reviewed at least annually. Details on useful lives and residual values of property, plant and equipment are provided in Note 1(K)(iii) on "Property, plant and equipment".

(v) In accounting for business combinations, the identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values. In this process, cash flow-based methods are regularly used, which may produce different results based on the underlying assumptions. In particular, the assessment of the useful lives of intangible assets and the determination of fair values of contingent liabilities entailed an element of uncertainty since assumptions needed to be made.

(vi) Details in respect of the estimation of aircraft maintenance provisions and the accounting policy are disclosed in note 1(R).

(X) IFRS not yet adopted

Adoption of new standards which became effective in the three year period

TUI Tourism has adopted accounting standards that became effective during the three year period from the date these standards were applicable.

Interpretations to existing standards that are not yet effective and not relevant for TUI Tourism

The following accounting standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to TUI Tourism's operations:

—IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

—IFRIC 9 Reassessment of Embedded Derivatives

—IFRIC 12 Service Concession Arrangements

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted

The following accounting standards and interpretations to existing standards are mandatory for periods beginning on or after 1 January 2007 or later periods but have not been adopted herein as, with the exception of changes in disclosure which TUI Tourism is in the process of evaluating, the adoption of these standards and interpretations in future periods will have no material impact on the financial statements:

—IAS 1 Presentation of Financial Statements (Amendement re. Capital Disclosures)

—IFRS 7 Financial Instruments: Disclosures

—IFRS 8 Operating Segments

—IFRIC 8 Scope of IFRS 2

—IFRIC 10 Interim Financial Reporting and Impairment

—IFRIC 11 Group and Treasury Share transactions

2. Segmental Information

Based on the risk and rewards the primary reporting segment is by geographical analysis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include financial income, financial expense and corporate assets and liabilities.

(A) Sector analysis

	Year ended 31 December 2006						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Revenue							
Total revenue	5,822.0	4,797.3	2,823.1	451.6	131.9	(311.8)	13,714.1
Less: Inter segment revenue	(10.0)	(2.9)	(7.9)	(196.9)	(94.1)	311.8	—
Total external revenue	**5,812.0**	**4,794.4**	**2,815.2**	**254.7**	**37.8**	**—**	**13,714.1**
Operating profit/(loss)	**87.4**	**(398.7)**	**(277.0)**	**49.8**	**(5.3)**	**(1.9)**	**(545.7)**
Add back:							
Separately disclosed items	25.6	54.3	40.9	—	2.7	—	123.5
Impairment of goodwill	—	479.7	210.3	—	—	—	690.0
Taxation on joint ventures and associates	0.6	—	(0.4)	2.6	0.2	—	3.0
Underlying operating profit/(loss)	**113.6**	**135.3**	**(26.2)**	**52.4**	**(2.4)**	**(1.9)**	**270.8**
Operating profit/(loss)	**87.4**	**(398.7)**	**(277.0)**	**49.8**	**(5.3)**	**(1.9)**	**(545.7)**
Net financial income							23.3
Loss before tax							**(522.4)**

	Year ended 31 December 2005						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Revenue							
Total revenue	5,768.7	4,813.3	2,760.5	402.1	159.6	(317.2)	13,587.0
Less: Inter segment revenue	(10.2)	(4.1)	(6.2)	(177.9)	(118.8)	317.2	—
Total external revenue	**5,758.5**	**4,809.2**	**2,754.3**	**224.2**	**40.8**	**—**	**13,587.0**
Operating profit/(loss)	**65.7**	**84.6**	**(5.6)**	**39.9**	**(4.4)**	**(0.3)**	**179.9**
Add back:							
Separately disclosed items	—	18.3	7.4	—	—	—	25.7
Taxation on joint ventures and associates	0.9	—	0.1	2.3	—	—	3.3
Underlying operating profit/(loss)	**66.6**	**102.9**	**1.9**	**42.2**	**(4.4)**	**(0.3)**	**208.9**
Operating profit/(loss)	**65.7**	**84.6**	**(5.6)**	**39.9**	**(4.4)**	**(0.3)**	**179.9**
Net financial income							7.8
Profit before tax							**187.7**

	Year ended 31 December 2004						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Revenue							
Total revenue	5,402.8	4,679.3	2,510.8	391.9	130.8	(327.3)	12,788.3
Less: Inter segment revenue	(9.3)	(4.7)	(5.5)	(206.7)	(101.1)	327.3	—
Total external revenue	**5,393.5**	**4,674.6**	**2,505.3**	**185.2**	**29.7**	**—**	**12,788.3**
Operating profit/(loss)	**44.9**	**73.0**	**39.5**	**47.9**	**(16.3)**	**1.8**	**190.8**
Add back:							
Separately disclosed items	—	43.6	—	—	—	—	43.6
Taxation on joint ventures and associates	0.9	—	—	1.1	—	—	2.0
Underlying operating profit/ (loss)	**45.8**	**116.6**	**39.5**	**49.0**	**(16.3)**	**1.8**	**236.4**
Operating profit/(loss)	**44.9**	**73.0**	**39.5**	**47.9**	**(16.3)**	**1.8**	**190.8**
Net financial income							6.8
Profit before tax							**197.6**

Other relevant sector financial information

	31 December 2006						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Balance sheet							
Segment assets	2,584.5	3,648.3	1,274.7	447.6	588.9	(600.7)	7,943.3
Segment liabilities	(1,363.8)	(2,217.6)	(853.7)	(90.8)	(388.9)	187.3	(4,727.5)
Net assets/(liabilities)	**1,220.7**	**1,430.7**	**421.0**	**356.8**	**200.0**	**(413.4)**	**3,215.8**
Other disclosures							
Capital expenditure	156.3	89.9	79.5	17.8	46.1	—	389.6
Depreciation and amortisation excluding goodwill	58.8	128.9	68.8	7.9	15.9	(0.1)	280.2

	31 December 2005						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Balance sheet							
Segment assets	2,526.4	4,260.0	1,480.2	422.3	627.4	(893.6)	8,422.7
Segment liabilities	(1,257.5)	(2,471.0)	(879.1)	(77.6)	(407.0)	481.6	(4,610.6)
Net assets/(liabilities)	**1,268.9**	**1,789.0**	**601.1**	**344.7**	**220.4**	**(412.0)**	**3,812.1**
Other disclosures							
Capital expenditure	110.0	91.2	232.9	10.6	14.5	—	459.2
Depreciation and amortisation excluding goodwill	68.5	113.4	55.0	8.2	37.6	(0.5)	282.2

	31 December 2004						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Balance sheet							
Segment assets	2,521.7	3,854.2	1,421.1	411.7	607.8	(811.8)	8,004.7
Segment liabilities	(1,171.1)	(2,218.3)	(911.0)	(73.9)	(367.9)	399.4	(4,342.8)
Net assets/(liabilities)	**1,350.6**	**1,635.9**	**510.1**	**337.8**	**239.9**	**(412.4)**	**3,661.9**
Other disclosures							
Capital expenditure	22.8	100.6	183.9	12.3	28.4	—	348.0
Depreciation and amortisation excluding goodwill	68.8	115.9	35.6	7.5	38.1	(1.5)	264.4

As there were no significant acquisitions in the years under review there is no segmental information separated for acquisitions.

The secondary segment is the business segment, which is the provision of leisure travel. These disclosures have been given in the Combined Financial Information.

(B) Acquisitions

As at 24 August 2006, TUI UK Limited, London acquired 100 per cent. of the shares in Explorers Travel Club Ltd., Camberley (UK), a provider of individual and organised diving tours, and four other subsidiaries. The purchase price including incidental acquisition costs totalled around £8.9m (€13.1m), while net assets acquired totalled £2.3m (€3.5m). Under the purchase accounting fair value assessment of individual assets and liabilities, net assets increased by £2.1m (€3.0m). The excess of the total acquisition cost over the revalued net assets of £4.4m (€6.5m) was carried as goodwill. Since the date of first time combination, the group recorded a loss after taxes of £0.4m (€0.5m) with turnover of £3.2m (€4.7m). Since the group's financial year did not correspond to the calendar year, financial statements for the entire year 2006 were not available. It was therefore impossible to determine the disclosures of turnover and earnings generated in 2006.

	Carrying amounts at acquisition date		Carrying amounts at date of first time combination	
	£m	€m	£m	€m
Intangible assets	—	—	2.6	3.7
Property, plant and equipment	2.1	3.1	3.0	4.4
Inventories	0.1	0.1	0.1	0.1
Trade accounts receivable	0.5	0.7	0.5	0.7
Cash and cash equivalents	0.7	1.1	0.7	1.1
Income tax provisions	(0.1)	(0.2)	(1.5)	(2.2)
Trade accounts payable	(0.4)	(0.5)	(0.4)	(0.5)
Other liabilities	(0.6)	(0.8)	(0.6)	(0.8)
Net assets	2.3	3.5	4.4	6.5
Purchase consideration			8.9	13.1
Goodwill			4.5	6.6

As at 18 July 2005, a subsidiary of TUI Nederland N.V.—TUI Airlines Nederland B.V.—took over the assets, liabilities and material rights related to flight operations from the insolvent ATR Leasing VI B.V. (previously operating under the "HollandExel" brand) at a purchasing price of €11.5m in the framework of an acquisition of business operations. The purchase price (including incidental acquisition cost) was €13.9m while net liabilities were €0.9m. The resulting difference of €14.8m was carried as goodwill since further acquired tangible or intangible assets could not be identified or separately recognised. Impacted by the start-up costs for flight operations under the

"ArkeFly" brand, the company generated turnover of €75.5m and posted negative earnings before income taxes of €11.7m in the 2005 financial year.

	Carrying amounts at acquisition date	Revaluation of liabilities and assets	Carrying amounts at date of first-time combination
	€m	€m	€m
Property, plant and equipment	0.9	—	0.9
Other provisions	(1.0)	—	(1.0)
Other liabilities	(0.8)	—	(0.8)
Equity	**(0.9)**	—	**(0.9)**

3. Other income/(expenses)

	2006	2005	2004
	€m	€m	€m
Gains from the sale of property, plant and equipment (see note 7)	**40.5**	33.1	6.0
Other items	**8.6**	5.2	3.2
	49.1	38.3	9.2

Other items mainly include the net gain/loss from the disposal of subsidiaries.

4. Separately disclosed items

	2006	2005	2004
	€m	€m	€m
Restructuring costs	**(100.6)**	(18.3)	(43.6)
Other items	**(22.9)**	(7.4)	—
	(123.5)	(25.7)	(43.6)

Restructuring costs

In order to reduce costs, in 2006 TUI AG's executive board adopted a cost-cutting programme aimed at reducing tourism costs by €250m by 2008. The cost-cutting programme comprises savings of €100m in terms of personnel costs and €150m in terms of cost of sales. Where the individual measures were sufficiently specific and a factual obligation for restructuring existed, corresponding provisions were formed. These were primarily provisions for personnel costs related to planned personnel reductions and other provisions due to the early termination of rental and lease agreements. Personnel measures focused on source markets Germany and France, but in particular on the source market in the UK. These restructuring measures resulted in total expenses of €100.6m in the 2006 financial year. At the end of the financial year, total provisions remaining amounted to €95.8m. The provisions formed for personnel measures are expected to be utilised in 2007. The restructuring costs in 2005 and 2004 resulted from restructuring measures in the Northern Europe sector only, for the relocation of operations, a reduction of required headcount, the early cancellation of a contract for desktop services and the possible legal claims resulting therefrom.

Other items

In the financial year 2006 other items include one-off items from the fleet renewal of the Boeing 747 fleet and changes of IT systems. Other items in the financial year 2005 relates to the expenses incurred for renewal of lease agreements.

5. Net financial income

	2006	2005	2004
	€m	€m	€m
Financial income			
Other income from securities and long-term loans	**1.6**	3.2	2.4
Interest and similar income from TUI AG Group companies	**64.0**	54.4	49.7
Interest income from fund assets from the financing of pension obligations	**81.6**	69.6	61.7
Other interest and similar income	**26.5**	16.7	20.2
Total financial income	**173.7**	**143.9**	**134.0**

	2006	2005	2004
	€m	€m	€m
Financial expense			
Write-downs of available for sale financial instruments and loans	**(1.2)**	**(5.1)**	**(2.5)**
Interest and similar expenses to TUI AG Group companies	**(27.6)**	(21.8)	(9.1)
Interest expenses from the measurement of pension obligations	**(91.7)**	(79.2)	(74.5)
Other interest and similar expenses	**(29.9)**	(30.0)	(41.1)
Interest expenses	**(149.2)**	**(131.0)**	**(124.7)**
Total financial expenses	**(150.4)**	**(136.1)**	**(127.2)**
Net financial income	**23.3**	**7.8**	**6.8**

6. Employees

(A) Average number of employees

	2006	2005	2004
Central Europe	**9,197**	9,254	8,977
Northern Europe	**15,760**	17,096	18,175
Western Europe	**6,711**	6,890	6,761
Destinations	**3,735**	3,619	3,283
Other	**619**	732	636
Total	**36,022**	37,591	37,832

(B) Staff costs

	2006 Total	2005 Total	2004 Total
	€m	€m	€m
Wages and salaries	**1,266.1**	1,217.4	1,178.1
Social security contributions, pension costs and benefits	**308.3**	301.2	294.6
	1,574.4	1,518.6	1,472.7

(C) Pension costs

Due to the number of different pension plans the information required by IAS 19 is given only on an aggregate basis.

A number of pension schemes based on defined contribution plans or defined benefit plans are provided for Group employees. Pension obligations varied according to the legal, fiscal and economic circumstances of the country concerned and usually depended on employees' length of service and pay levels. While all defined contribution plans are funded by means of the payment of premiums to external insurance companies or funds, systems existed for defined benefit plans

entailing the formation of provisions within the relevant entity or investments in funds outside the relevant entity.

Once the contributions to the state and private pension insurance institutions had been paid, the Group had no further obligations. Current contribution payments are recognised as an expense for the respective period. In the 2006 financial year, the pension costs for all defined contribution plans for the Group totalled €49.4m (2005: €53.1m, 2004: €48.6m). The pension costs for defined benefit pension commitments totalled €48.8m (2005: €53.5m, 2004: €59.4m).

Pension costs included in:

	2006 Total	2005 Total	2004 Total
	€m	€m	€m
Operating profit	**88.0**	97.0	95.2
Financial income and expenses	**10.2**	9.6	12.8
	98.2	106.6	108.0

Pension costs for defined benefit obligations

	2006 Total	2005 Total	2004 Total
	€m	€m	€m
Current service cost for employee service in the financial year	**52.4**	44.6	46.7
Interest cost	**91.7**	79.2	74.5
Expected return on external plan assets	**(81.6)**	(69.6)	(61.7)
Past service cost due to plan changes	**(13.1)**	(0.1)	(0.1)
Effects of curtailment or settlement of pension obligations	**(0.6)**	(0.6)	—
	48.8	53.5	59.4

An amendment of a British law which came into force in April 2006 allows British pensioners to have substantially larger parts of their pension paid out as a tax-free lump sum than before. The Group's pension schemes in the UK were adjusted accordingly. These improvements resulted in an increase in amounts paid out and a reduction in the corresponding pension obligations. The effects of the increase in the payout ratio before the amendment of the law were carried as an actuarial gain (€15.2m) recognised in reserves. The increase in the assumed future payout ratios caused by the amendment and the associated reduction in pension obligations were immediately recognised in the income statement (€13.2m) as 'past service cost' for vested entitlements. The income from past service cost shown under pension costs was mainly attributable to this development.

Development of provisions for pensions and similar obligations

	Provisions for pensions	Similar obligations	Total
	€m	€m	€m
At 1 January 2004	538.1	0.3	538.4
Changes in transfers and exchange differences	1.4	—	1.4
Changes with no effect on results	13.7	—	13.7
Utilisation	(1.1)	—	(1.1)
Reversal	(0.3)	—	(0.3)
Addition	0.9	0.2	1.1
At 31 December 2004	552.7	0.5	553.2
Changes in transfers and exchange differences	(3.3)	7.3	4.0
Changes with no effect on results	260.2	—	260.2
Utilisation	(1.7)	—	(1.7)
Reversal	(1.0)	—	(1.0)
Addition	2.0	0.1	2.1
At 31 December 2005	808.9	7.9	816.8
Changes in transfers and exchange differences	(9.7)	0.1	(9.6)
Changes with no effect on results	(191.7)	—	(191.7)
Utilisation	(5.2)	(1.9)	(7.1)
Reversal	(13.7)	—	(13.7)
Addition	13.4	0.1	13.5
At 31 December 2006	**602.0**	**6.2**	**608.2**

Provision for pension mainly relates to UK.

Of the provisions for pensions and similar obligations €2.1m (2005: €1.7m, 2004: €1.7m) are estimated to be payable in less than one year.

Disclosure information-funded defined benefit pension schemes

The assets of each scheme have been taken at market value and liabilities have been calculated using the following principal assumptions:

Actuarial parameters for German companies	2006	2005	2004
	%	%	%
Discount rate	4.5	4.25	4.75
Projected future salary increases	2.0–2.5	1.5–2.0	1.33–2.5
Projected future pension increases	1.5–1.83	1.0–1.5	1.0–1.33
Projected employee turnover rate	2.0	2.0	2.0

Actuarial calculations for companies abroad were based on specific parameters for each country concerned.

Actuarial assumptions for foreign companies	Eurozone	UK	Rest of Europe
	%	%	%
2006			
Discount rate	4.5	5.0	3.25
Projected return on plan assets	6.0	4.55–7.4	4.0
Projected future salary increases	0.0–4.5	4.1–4.6	1.5–2.0
2005			
Discount rate	4.25	4.75–4.8	3.25–3.75
Projected return on plan assets	6.0	5.1–7.47	2.5–4.0
Projected future salary increases	0.0–4.4	3.9–4.4	0.2–2.5
2004			
Discount rate	4.75	5.3–5.4	3.75
Projected return on plan assets	6.0	5.1–7.63	2.5–5.0
Projected future salary increases	0.0–3.85	3.9–4.4	0.02–2.5

Changes in the present value of scheme assets are as follows:

	2006	2005	2004
	€m	€m	€m
Fair value of fund assets at beginning of year	**1,134.0**	903.4	776.7
Expected return on external plan assets	**81.6**	69.6	61.7
Actuarial gains of the current year	**36.7**	104.9	22.8
Exchange differences	**24.6**	22.3	(2.6)
Employer's contributions paid in	**69.6**	55.1	57.8
Contributions paid by the beneficiary of the plan	**11.1**	11.9	12.5
Pensions paid	**(66.9)**	(32.9)	(33.9)
Other	**15.9**	(0.3)	8.4
Fair value of fund assets at year-end	**1,306.6**	1,134.0	903.4
of which dividend-carrying securities	**906.8**	920.1	642.2
of which bonds	**302.1**	177.8	197.2
of which property, plant and equipment	**1.1**	—	0.5
of which cash	**68.3**	9.5	35.3
of which other	**28.3**	26.6	28.2

The assumptions used in determining the expected return on external fund assets were based on the actual fund structure and were oriented to the future long-term returns for the individual fund categories. Further factors taken into account were the current interest level and the inflation trend. The Group's calculation of the pension costs were based on conservative forecasts in determining the expected return on the fund assets. This was reflected by the fact that in the financial years under review the funds in particular not just generated the expected returns but managed to generate amounts on top of these returns. Given an expected return of €81.6m (2005: €69.6m, 2004: €61.7m), the funds generated an actuarial return of €118.3m (2005: €174.5m, 2004: €84.5m).

The companies are expected to contribute around €57.1m to pension funds in the next financial year (2005: €70.1m, 2004: €55.0m).

Changes in the present value of defined benefit obligations are as follows:

	2006	2005	2004
	€m	€m	€m
Net present value of actual pension obligations at beginning of year	**1,942.5**	1,448.4	1,308.8
Additions to combination	**0.5**	—	—
Disposals from combination	**(10.8)**	—	—
Current service costs	**52.4**	44.6	46.7
Interest cost	**91.7**	79.2	74.5
Pensions paid	**(69.9)**	(35.1)	(36.3)
Contributions paid by pension beneficiaries	**11.1**	12.0	12.2
Actuarial (gains)/losses of the current year	**(155.0)**	365.1	36.5
Past service benefits	**(10.8)**	0.1	(0.1)
Exchange differences	**38.0**	34.6	6.0
Other	**11.9**	(6.4)	0.1
Net present value of actual pension obligations at year-end	**1,901.6**	1,942.5	1,448.4

Amounts recognised in the statement of changes in income and expense during the years are as follows:

	2006	2005	2004
	€m	€m	€m
Actuarial (gains)/losses on plan assets	**(36.7)**	(104.9)	(22.8)
Actuarial (gains)/losses on plan liabilities	**(155.0)**	365.1	36.5
Net actuarial (gains)/losses in the year	**(191.7)**	260.2	(13.7)

The cumulative actuarial losses recognised in Statement of Recognised Income and Expense were €465.6m (2005: €650.6m, 2004: €381.3m).

	2006	2005	2004
	€m	€m	€m
Reconciliation of the present value of pension obligations to pension liability recognised in the balance sheet			
Actual present value of fully or partly funded pension obligations	(1,806.3)	(1,840.8)	(1,362.8)
Fair value of external plan assets	1,306.6	1,134.0	903.4
Deficit	**(499.7)**	**(706.8)**	**(459.4)**
Actual present value of non-funded pension obligations	95.3	101.7	85.6
Net present value of pension obligations	**(595.0)**	**(808.5)**	**(545.0)**
Adjustment for past service cost	1.8	(0.3)	(0.5)
Net recognised liability	**(593.2)**	**(808.8)**	**(545.5)**
of which provisions for pensions for non-funded obligations	(93.5)	(102.0)	(92.8)
of which provisions for pensions for funded obligations	(508.5)	(706.9)	(459.9)
of which capitalised assets	8.8	0.1	7.2

As the Group used the option of immediately offsetting the actuarial gains and losses against equity in the year in which they arose, the Group's total pension obligations were fully shown in the balance sheet, netted against existing fund assets.

Where plan assets exceeded obligations with regard to funded pension obligations, taking account of an adjustment due to past service cost, and where at the same time there was an entitlement to reimbursement or reduction of future contribution payments to the fund, the excess was capitalised in conformity with the upper limit defined by IAS 19.

(D) Share-based payments

In the Northern Europe sector, there were various share-based payment schemes with cash compensation in conformity with IFRS 2, each with a term to maturity of three years. Senior

executive staff are granted a contractually agreed maximum number of phantom shares under these compensation schemes. The number of phantom shares actually granted at the end of the term of the respective compensation scheme depends on the extent of target achievement with regard to pre-determined indicators and, depending on the actual design of the compensation scheme, to some extent on the relative price share development of TUI AG compared with DAX 30. If an employee leaves the relevant entity before the end of the compensation scheme, these phantom shares may expire. For each individual year, the number of phantom shares granted is measured on the basis of target achievement with regard to the pre-defined parameters, and to some extent on the basis of the relative share price development of TUI AG compared with other DAX 30 members. Where future periods are involved, corresponding estimates are made. The fair value was determined on the basis of the parameters mentioned above by means of Monte Carlo methods as at the balance sheet date. Deductions were made in order to account for expected employee turnover. The level of the provision for the compensation schemes formed as at the respective balance sheet date was based on the degree of target achievement, taking account of the vesting period.

	Number of shares	Pro rata temporis present value in €m
31 December 2004	**1,314,212**	**6.4**
Phantom shares granted	371,403	1.7
Phantom shares exercised	(273,351)	(1.8)
Phantom shares expired	(131,876)	(2.5)
Measurement results	—	4.8
31 December 2005	**1,280,388**	**8.6**
Phantom shares granted	423,988	0.6
Phantom shares exercised	(489,475)	(2.7)
Phantom shares expired	(89,054)	(1.8)
Measurement results	—	0.5
31 December 2006	**1,125,847**	**5.2**

7. Income, expenses and auditor remuneration

	2006	2005	2004
	€m	€m	€m
Included in profit for the year are the following:			
Income from letting and leasing contracts	**4.0**	3.4	2.6
Operating lease rentals	**(498.2)**	(476.4)	(380.1)
Depreciation of property, plant and equipment	**(231.2)**	(219.7)	(198.7)
Amortisation of intangible assets	**(49.0)**	(62.5)	(65.7)
Gain on sale of property, plant, equipment and intangible assets	**40.5**	33.1	6.0
Impairment of goodwill	**(690.0)**	—	—
Auditors' remuneration (PwC network aggregated remuneration)			
Audit costs	**(4.4)**	(4.4)	(4.3)
Audit related work (in particular revisions, comfort letter, etc.)	**(1.0)**	(1.0)	(1.0)
Tax services	**(0.3)**	(0.3)	(0.2)
Other	—	—	(0.1)

Remuneration of key management:

	Non-performance related compensation	Performance related compensation	Long-term incentive programme	Total
	€'000	€'000	€'000	€'000
Volker Böttcher				
2006	350	294	190	834
2005	350	218	180	748
2004	350	307	181	838
Bart Brackx				
2006	320	577	—	897
2005	250	415	—	665
2004	243	436	—	679
Christoph Mueller				
2006	450	941	299	1,690
2005	—	—	—	—
2004	—	—	—	—
Peter Rothwell				
2006	759	1,477	695	2,931
2005	688	958	490	2,136
2004	651	659	428	1,738
Will Waggott				
2006	523	795	465	1,783
2005	460	667	334	1,461
2004	440	476	176	1,092

The TUI Tourism key management is partly paid by TUI AG. The performance related compensation includes one-off compensation payments.

8. Taxation

The tax charge can be summarised as follows:

(i) Analysis of charge in year

	2006	2005	2004
	€m	€m	€m
Current tax expense			
Current income taxes:			
In Germany	**30.9**	46.3	39.0
Abroad	**21.6**	26.5	9.6
Total current tax	**52.5**	72.8	48.6
Deferred tax	**(11.0)**	42.9	34.0
Total income tax expense in income statement	**41.5**	115.7	82.6

(ii) Reconciliation of effective tax rate

	2006	2005	2004
	€m	€m	€m
Profit before income taxes	**(522.4)**	187.7	197.6
Expected income tax expense/(credit) (Tax rate: 40 per cent. in 2006, 39 per cent. in 2005 and 2004)	**(209.0)**	73.2	77.1
Variation from the difference between actual and expected tax rates	**(11.4)**	(14.4)	(5.1)
Income not chargeable for tax purposes	**(16.1)**	(42.4)	(1.1)
Expenses not deductible for tax purposes	**277.9**	8.1	64.3
Temporary differences and losses for which no deferred taxes were recognised	**25.9**	103.4	(10.8)
Effective tax expenses and income relating to other periods	**0.8**	5.8	(25.7)
Other differences	**(26.6)**	(18.0)	(16.1)
Total income tax expense in income statement	**41.5**	115.7	82.6

In 2006 the difference between actual income tax expenses and expected income tax expenses was primarily due to non-tax-deductible impairments of goodwill.

(iii) Deferred tax recognised directly in equity

The following taxation has been recorded directly in equity within the statement of recognised income and expense:

	2006	2005	2004
	€m	€m	€m
Cash flow hedges	**26.9**	(69.6)	6.4
Pension plans	**(57.5)**	78.6	5.9
Total	**(30.6)**	9.0	12.3

As noted in the basis of preparation, tax charges have been determined based on entity levels. The allocation of aircraft, that are owned by TUI AG, to the Combined Financial Information has resulted in additional property, plant and equipment and depreciation being reflected in the balance sheets and income statements. Any associated deferred taxation balances due to the taxation base of those assets and associated charges being different from the book value of those assets has not been reflected as these remain within TUI AG. Given the values involved this has had a significant impact on the taxation charge and therefore these charges may be significantly different to those that will occur in future.

9. Intangible assets

	Goodwill	Concessions, industrial property rights and similar rights and values	Self-generated software	Payments on account	Total
	€m	€m	€m	€m	€m
Cost					
At 1 January 2004	3,226.9	313.0	106.0	1.7	3,647.6
Exchange adjustments	(0.4)	0.1	0.2	—	(0.1)
Additions	1.4	26.7	30.8	2.3	61.2
Disposals	(1.8)	(30.8)	(9.2)	—	(41.8)
Other reclassifications	—	(65.5)	67.0	(2.8)	(1.3)
At 31 December 2004	3,226.1	243.5	194.8	1.2	3,665.6
Exchange adjustments	57.1	3,7	1.6	—	62.4
Additions	15.2	25.9	10.6	2.0	53.7
Disposals	—	(9.1)	(1.9)	(0.1)	(11.1)
Other reclassifications	(0.1)	2.5	—	(1.1)	1.3
At 31 December 2005	3,298.3	266.5	205.1	2.0	3,771.9
Exchange adjustments	43.3	3.0	2.0	—	48.3
Additions	9.0	27.9	10.1	3.1	50.1
Disposals	(18.4)	(56.8)	(131.9)	—	(207.1)
Reclassifications from/to current assets	—	(0.6)	—	—	(0.6)
Other reclassifications	(0.1)	7.4	(5.4)	(1.9)	—
At 31 December 2006	**3,332.1**	**247.4**	**79.9**	**3.2**	**3,662.6**
Amortisation and impairment losses					
At 1 January 2004	—	207.1	41.2	—	248.3
Exchange differences	—	(0.6)	(0.2)	—	(0.8)
Amortisation/Impairment	—	32.3	33.4	—	65.7
Disposals	—	(29.0)	(7.5)	—	(36.5)
Other reclassifications	—	(39.9)	39.0	—	(0.9)
At 31 December 2004	—	169.9	105.9	—	275.8
Exchange differences	—	2.2	0.7	—	2.9
Amortisation/Impairment	—	27.7	34.8	—	62.5
Disposals	—	(8.7)	(1.7)	—	(10.4)
Other reclassifications	—	0.6	—	—	0.6
At 31 December 2005	—	191.7	139.7	—	331.4
Exchange differences	7.4	2.2	1.4	—	11.0
Amortisation/Impairment	690.0	27.2	21.8	—	739.0
Disposals	—	(50.1)	(102.0)	—	(152.1)
Other reclassifications	—	5.6	(5.6)	—	—
At 31 December 2006	**697.4**	**176.6**	**55.3**	**—**	**929.3**
Net book value					
At 31 December 2004	3,226.1	73.6	88.9	1.2	3,389.8
At 31 December 2005	3,298.3	74.8	65.4	2.0	3,440.5
At 31 December 2006	**2,634.7**	**70.8**	**24.6**	**3.2**	**2,733.3**

In addition to the below described impairments of goodwill other impairments of intangible assets amounted to €0.8m (2005: €5.1m, 2004: €0.2m). The impairment in 2005 related to software.

The additions to goodwill include acquisitions during the period—refer to note 2(B) for details of significant acquisitions.

Goodwill is analysed by Sector as follows:

	Northern Europe	Central Europe	Western Europe	Destinations	Total Group
	€m	€m	€m	€m	€m
At 31 December 2006	**1,525.2**	**637.8**	**272.1**	**199.6**	**2,634.7**
At 31 December 2005	1,960.2	650.2	488.0	199.9	3,298.3
At 31 December 2004	1,904.3	650.0	473.3	198.5	3,226.1

Goodwill is tested for impairment at the level of cash-generating units at least once a year. In accordance with the rules of the IASB, cash-generating units are the smallest identifiable groups of assets that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. Cash-generating units were established for individual source markets on a country-specific basis and in the destinations sector for individual subsidiaries.

In the framework of the impairment tests, the carrying amounts of the tested entities plus the relevant goodwill allocated to the entities were compared with their recoverable amounts. The recoverable amount is the fair value less cost to sell or the value in use, if higher. If the carrying amounts exceeded the recoverable amount, impairment losses were recognised. In 2006 the value determined in the framework of the impairment tests is the fair value less cost to sell. In 2005 and 2004 the recoverable amounts were predominantly determined on the basis of the value in use. The applicable pre-tax interest rate for the detailed planning period was 8.39 per cent. p.a. in 2005 and 8.1 per cent. p.a. in 2004 and taking account of a growth rate of 1 per cent. (2005) and 2 per cent. (2004) for the periods thereafter. No impairments had to be recognised in 2005 and 2004.

The fair value less cost to sell is the amount for which for the cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the cost to sell. Since a fair value on an active market was not available for the entities to be tested for impairment, the fair value was determined by means of discounting the expected operating net cashflows.

Discounting was based on the medium-term planning for the entity under review, prepared as at the end of the 2006 financial year, after deduction of income tax payments. The discounting was based on a weighted average cost of capital rate after taxes of 6.44 per cent. p.a. for the detailed planning period 2007 to 2009 with a growth rate of 1 per cent. for the periods thereafter. The determined fair values have been validated using multiples customary in the market. The cost to sell to be included was based on experience from past transactions.

In the 2006 financial year, impairments of goodwill totalling €690.0m arose. The impairments were particularly caused by the increasingly difficult market environment in the UK, Ireland and France. They were broken down as follows:

Source market	Impairment charged	Reduced growth rate (0.5 per cent.)	Increased interest rate (0.5 per cent.)
	€m		
Northern Europe			
—UK	390.2	453.8	465.9
—Ireland	89.5	91.5	91.8
Western Europe			
—France/aviation	140.2	158.0	160.2
—France/tour operator	70.1	70.9	71.5
	690.0	774.2	789.4

If the growth rate had been 0.5 per cent. lower, the impairments of goodwill in the sectors listed above would have been €84.2m higher in total. If the weighted average cost of capital rate after taxes applied to the detailed planning period 2007 to 2009 for the tourism division had been 0.5 per cent. p.a. higher, the impairments of goodwill required for the sectors mentioned above would have been €99.4m higher in total. No further impairments would have been required on top of that, neither from the increase in the weighted average cost of capital rate nor from the reduction in the growth rate.

10. Property, plant and equipment

	Real estate, land rights and building including buildings on third-party properties	Machinery and fixtures	Aircraft	Yachts, motorboats	Other plant, operating and office equipment	Assets under construction	Payments on account for aircraft and other assets	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Cost								
At 1 January 2004	237.5	18.2	2,270.4	2.3	602.3	2.4	3.1	3,136.2
Exchange differences	1.0	0.1	(0.1)	—	1.7	—	—	2.7
Additions	2.5	2.0	31.2	—	79.6	109.2	62.3	286.8
Disposals	(18.2)	(2.6)	(122.8)	—	(65.3)	—	(0.1)	(209.0)
Other reclassifications	0.2	(0.1)	0.4	—	4.1	(1.3)	(2.0)	1.3
At 31 December 2004	223.0	17.6	2,179.1	2.3	622.4	110.3	63.3	3,218.0
Exchange differences	1.7	—	25.9	—	6.7	—	—	34.3
Additions	3.3	1.8	145.4	0.3	98.8	52.9	103.0	405.5
Disposals	(59.0)	(3.2)	(260.5)	(3.2)	(46.7)	—	(19.1)	(391.7)
Reclassifications from/to current assets	—	—	(14.9)	—	(8.1)	—	—	(23.0)
Other reclassifications	1.7	(0.7)	147.2	0.8	1.4	(112.1)	(39.6)	(1.3)
At 31 December 2005	170.7	15.5	2,222.2	0.2	674.5	51.1	107.6	3,241.8
Exchange differences	2.0	—	18.6	—	5.6	—	0.6	26.8
Additions	33.3	2.7	180.1	—	70.8	2.1	50.5	339.5
Disposals	(21.6)	(0.2)	(242.6)	—	(122.3)	(0.5)	(7.5)	(394.7)
Reclassifications from/to current assets	—	—	14.9	—	(0.9)	—	—	14.0
Other reclassifications	0.5	(0.2)	98.1	—	3.2	(49.9)	(51.7)	—
At 31 December 2006	**184.9**	**17.8**	**2,291.3**	**0.2**	**630.9**	**2.8**	**99.5**	**3,227.4**
Depreciation								
At 1 January 2004	93.3	13.0	904.3	1.0	398.3	—	—	1,409.9
Exchange differences	0.3	0.1	(2.0)	—	0.2	—	—	(1.4)
Depreciation/impairment	10.9	1.3	113.6	0.1	72.8	—	—	198.7
Disposals	(9.1)	(1.8)	(102.0)	—	(53.1)	—	—	(166.0)
Other reclassifications	0.1	(0.3)	—	—	1.1	—	—	0.9
At 31 December 2004	95.5	12.3	913.9	1.1	419.3	—	—	1,442.1
Exchange differences	0.8	—	11.9	—	3.4	—	—	16.1
Depreciation/impairment	11.9	1.3	139.8	0.1	66.6	—	—	219.7
Disposals	(17.8)	(2.8)	(142.0)	(1.2)	(43.3)	—	—	(207.1)
Reclassifications from/to current assets	—	—	—	—	(2.2)	—	—	(2.2)
Other reclassifications	(0.1)	(0.5)	—	—	—	—	—	(0.6)
At 31 December 2005	90.3	10.3	923.6	—	443.8	—	—	1,468.0
Exchange differences	1.5	(0.1)	12.2	—	3.8	—	—	17.4
Depreciation/impairment	4.5	1.4	158.7	—	66.6	—	—	231.2
Disposals	(17.2)	(0.1)	(128.4)	—	(106.2)	—	—	(251.9)
Other reclassifications	0.5	—	—	—	(0.5)	—	—	—
At 31 December 2006	**79.6**	**11.5**	**966.1**	**—**	**407.5**	**—**	**—**	**1,464.7**
Net book value								
At 31 December 2004	127.5	5.3	1,265.2	1.2	203.1	110.3	63.3	1,775.9
At 31 December 2005	80.4	5.2	1,298.6	0.2	230.7	51.1	107.6	1,773.8
At 31 December 2006	**105.3**	**6.3**	**1,325.2**	**0.2**	**223.4**	**2.8**	**99.5**	**1,762.7**

In the financial year 2006, a total of €2.6m (2005: €6.7m, 2004: €0.7) of impairments were recognised, which related to other plant, operating and office equipment. In 2005 an amount of €5.6m related to impairments of aircraft.

Net book value of leased assets

	Real estate, land rights and building including buildings on third-party properties	Aircraft	Other plant, operating and office equipment	Total
	€m	€m	€m	€m
Net book value				
At 31 December 2004	39.2	440.7	10.0	489.9
At 31 December 2005	—	362.5	5.7	368.2
At 31 December 2006	**—**	**324.3**	**5.3**	**329.6**

11. Investments in joint ventures and associates

The Group's equity investment in its joint ventures and associates are recorded in the financial information as follows:

	Share of net assets of joint venture	Share of net assets of associate	Total
	€m	€m	€m
Cost			
At 1 January 2004	28.8	12.6	41.4
Exchange differences	(3.1)	(1.8)	(4.9)
Additions	13.4	15.7	29.1
Disposals	(2.8)	(1.9)	(4.7)
At 31 December 2004	**36.3**	**24.6**	**60.9**
Exchange differences	0.8	0.1	0.9
Additions	9.8	6.2	16.0
Disposals	(4.2)	(3.2)	(7.4)
Reclassifications	—	5.4	5.4
At 31 December 2005	**42.7**	**33.1**	**75.8**
Exchange differences	(0.5)	(0.6)	(1.1)
Additions	25.8	4.8	30.6
Disposals	(5.9)	(2.9)	(8.8)
Reclassifications	1.3	(0.2)	1.1
At 31 December 2006	**63.4**	**34.2**	**97.6**

Joint ventures:

	Shareholding in %
Arke/Tad Touringcarbedrijf B.V., Enschede	50.0
Atlantica Hellas S.A., Rhodos	50.0
Atlantica Hotels and Resorts S.A., Lemesos	50.0
Belgium Travel Network cvba, Sint Martens Latem	50.0
Bonitos GmbH & Co KG, Frankfurt	50.0
DER Reisecenter TUI GmbH, Berlin	50.0
ferien.de Touristik GmbH & Co. KG, Bremen	50.0
Le Passage to India Tours and Travels Pvt Ltd, New Delhi	50.0
Manahe Ltd., Quatre Bornes	50.0
oft-Reisen 1 Organisation für Touristik GmbH, Ditzingen	50.0
Teckcenter Reisebüro GmbH, Kirchheim/T.	50.0
Travco Group Holding S.A.E., Cairo	50.0
TRAVELStar GmbH, Hanover	50.0
TUI InfoTec GmbH, Hanover	49.9
Voukouvalides Travel & Tourism S.A., Kos	50.0

Associates:

	Shareholding in %
Aeolos Travel LLP, Nicosia	49.9
Airline Consultancy Services S.A.R.L., Casablanca	49.0
Aitken Spence Travels Ltd, Colombo	28.25
Holidays Services S.A., Agadir	50.0
InteRes Gesellschaft für Informationstechnologie mbH, Darmstadt	25.17
Raiffeisen-Tours RT-Reisen GmbH, Burghausen	25.1
Safeharbour Investments S.L., Barcelona	50.0
Société d'Investissement Aérien S.A., Casablanca	25.0
TMTI Limited (Cyprus), Nicosia	34.0
Travel-Net B.V., Nieuwegein	24.49
TUI Mostravel Russia, Moscow	34.0
Tunisie Voyages S.A., Tunis	50.0
Turismo Asia Company Ltd., Bangkok	49.0

The Group's share of profit from joint ventures and associates and an analysis of the share of net assets is as follows:

	Joint ventures 2006	Associated Companies 2006	Joint ventures 2005	Associated Companies 2005	Joint ventures 2004	Associated Companies 2004
	€m	€m	€m	€m	€m	€m
Group share						
Operating income	**183.5**	**124.4**	165.9	99.5	125.8	32.4
Operating expenses	**(171.9)**	**(120.9)**	(161.3)	(92.3)	(121.4)	(27.4)
Operating result	**11.6**	**3.5**	4.6	7.2	4.4	5.0
Financial result	**(0.7)**	**0.2**	(1.3)	0.2	(0.8)	—
Profit on ordinary activities	**10.9**	**3.7**	3.3	7.4	3.6	5.0
Income taxes	**(2.0)**	**(1.0)**	(1.7)	(1.6)	(0.7)	(1.3)
Share of profit of joint ventures and associates	**8.9**	**2.7**	1.6	5.8	2.9	3.7
Goodwill from equity measurement	**11.0**	**15.1**	5.4	15.3	2.8	15.2
Non-current assets	**78.9**	**27.0**	67.8	24.2	59.9	18.9
Current assets	**60.8**	**30.4**	50.4	25.9	36.0	18.5
Non-current liabilities	**(27.8)**	**(9.6)**	(26.5)	(7.3)	(24.1)	(9.7)
Current liabilities	**(59.5)**	**(28.7)**	(54.4)	(25.0)	(38.3)	(18.3)
Net assets	**63.4**	34.2	42.7	33.1	36.3	24.6

12. Other investments available for sale

	2006	2005	2004
	€m	€m	€m
Shares in affiliated companies	**9.8**	12.8	20.2
Other securities	**16.6**	17.4	17.4
Non-current	**26.4**	30.2	37.6
Other securities	**5.5**	5.1	5.7
Current	**5.5**	5.1	5.7
Total	**31.9**	35.3	43.3

Where a listed market price in an active market was not available for interests held and other methods to determine an objective market value did not produce any reliable results, the interests were measured at amortised cost.

13. Non-current trade and other receivables

	2006	2005	2004
	€m	€m	€m
Advances to affiliates	**0.9**	9.8	7.5
Loans to affiliates	**—**	—	0.1
Advances to third parties	**2.1**	0.1	—
Loans to third parties	**19.9**	27.0	29.0
Loans to TUI AG Group companies	**27.2**	50.7	67.7
Payments on account	**103.5**	93.2	96.6
Advances and loans	**153.6**	180.8	200.9
Other receivables from TUI AG Group companies	**2.0**	0.3	3.8
Other receivables from affiliates	**0.1**	—	—
Interest deferral	**—**	1.5	—
Receivables from finance leases	**7.1**	10.6	11.4
Other assets and prepaid expenses	**26.3**	19.6	24.5
Other receivables and assets	**35.5**	32.0	39.7
Total	**189.1**	212.8	240.6

Payments on account predominantly include advance payments for accommodation services.

14. Deferred tax assets and liabilities

	Assets 2006	Liabilities 2006	Assets 2005	Liabilities 2005	Assets 2004	Liabilities 2004
	€m	€m	€m	€m	€m	€m
Finance lease transactions	**11.7**	**—**	5.9	—	—	0.1
Recognition and measurement differences for property, plant and equipment and other non-current assets	**24.9**	**61.1**	35.6	65.7	39.4	97.4
Recognition differences for receivables and other assets	**48.0**	**32.4**	73.5	5.4	91.4	5.1
Fair values of financial instruments	**77.4**	**26.0**	17.1	47.4	54.3	19.0
(of which no effect on results)	**(74.5)**	**(13.6)**	(12.5)	(46.9)	(53.8)	(18.8)
Measurement of pension provisions	**170.3**	**22.2**	227.4	15.3	142.4	10.6
(of which no effect on results)	**(141.4)**	**(0.1)**	(197.1)	(0.2)	(116.7)	—
Recognition and measurement differences for other provisions	**35.1**	**44.8**	71.1	31.3	64.4	29.6
Other transactions	**93.7**	**18.5**	62.8	90.5	99.9	128.2
Capitalised tax savings from recoverable loss carryforwards	**69.7**	**—**	32.2	—	101.0	—
Netting of deferred tax assets and liabilities	**(187.1)**	**(187.1)**	(188.7)	(188.7)	(275.1)	(275.1)
Total	**343.7**	**17.9**	336.9	66.9	317.7	14.9

At 31 December 2006 deferred tax liabilities were not carried for temporary differences of €55.9m between net assets and the tax-related carrying amount of investments since these temporary differences were not expected to be reversed in the near future.

Capitalised loss carryforwards and time limits for non-capitalised loss carryforwards

	2006	2005	2004
	€m	€m	€m
Loss carryforwards forfeitable within one year	**13.9**	6.7	16.3
Loss carryforwards forfeitable within 2 to 5 years	**56.2**	73.0	96.1
Loss carryforwards forfeitable within more than 5 years (excluding non-forfeitable loss carryforwards)	**0.7**	0.1	11.7
Non-forfeitable loss carryforwards	**325.4**	340.0	133.6
Losses on which deferred tax assets not recognised	**396.2**	419.8	257.7
Losses on which deferred tax assets recognised	**241.5**	113.8	321.1
Total	**637.7**	533.6	578.8

The loss carryforwards arose in companies in various countries, each with different income tax rates. For Germany, the loss carryforwards comprised a cumulative amount consisting of loss carryforwards for trade income taxes and corporate taxes. Deferred tax assets of €120.8m (2005: €124.8m, 2004: €67.3m) were not recognised since the benefit of the underlying loss carryforwards was unlikely to be realised within the planning period.

Although there was no time limit for German loss carryforwards, the annual use of such carryforwards was restricted due to the minimum taxation. Foreign loss carryforwards frequently had to be used within a specified country-specific time limit and were subject to restrictions concerning the use of these loss carryforwards for profits on ordinary activities, which were taken into account accordingly in the measurement.

Development of deferred tax assets from realisable loss carryforwards

	2006	2005	2004
	€m	€m	€m
Deferred tax assets at the beginning of the year	**32.1**	101.0	56.2
Currency adjustments	**0.2**	0.7	—
Use of loss carryforwards	**(3.7)**	(8.8)	(4.2)
Write-downs of deferred tax assets from loss carryforwards recognised in previous years	**(3.0)**	(67.3)	(1.7)
Recognition of deferred tax assets from loss carryforwards	**44.1**	6.5	50.7
Deferred tax assets at financial year-end	**69.7**	32.1	101.0

15. Current trade and other receivables

	2006	2005	2004
	€m	€m	€m
Trade accounts receivable from third parties	**306.0**	287.3	234.2
Trade accounts receivable from affiliates	**2.3**	2.8	1.9
Trade accounts receivable from TUI AG Group companies	**6.5**	8.9	9.7
Trade accounts receivable	**314.8**	299.0	245.8
Advances to affiliates	**8.9**	5.0	5.0
Loans to affiliates	**—**	0.2	0.2
Advances to third parties	**23.1**	2.8	8.2
Loans to third parties	**7.1**	8.1	9.7
Loans to TUI AG Group companies	**2.1**	5.6	0.6
Payments on account	**180.6**	165.1	191.7
Advances and loans	**221.8**	186.8	215.4
Other receivables from TUI AG Group companies	**2.5**	7.5	4.3
Other receivables from affiliates	**2.2**	5.0	3.8
Interest deferral	**5.7**	5.2	10.0
Receivables from finance leases	**2.4**	2.5	2.1
Other tax refund claims	**41.4**	27.1	34.5
Current income tax claims	**5.6**	7.0	4.5
Other assets	**119.2**	179.3	131.0
Prepaid expenses	**259.5**	220.5	154.3
Other receivables and assets	**438.5**	454.1	344.5
Total	**975.1**	939.9	805.7

16. Inventories

	2006	2005	2004
	€m	€m	€m
Raw materials and supplies	**14.0**	12.7	10.4
Work in progress	**—**	0.6	0.2
Finished goods and merchandise	**5.6**	5.0	5.3
Total	**19.6**	18.3	15.9

17. Cash and cash equivalents

	2006	2005	2004
	€m	€m	€m
Bank deposits	**1,753.0**	1,474.7	1,325.4
Cash in hand and at bank	**10.4**	6.5	10.5
Total	**1,763.4**	1,481.2	1,335.9

All key Group companies participated in the central cash-pooling arrangement at TUI AG.

Bank deposits largely comprised balances of Group companies in the cash-pooling arrangement.

Cash and cash equivalents were not subject to any significant restrictions.

18. Assets classified as held for sale

	2006	2005	2004
	€m	€m	€m
	1.3	18.5	—

In 2005 one aircraft was classified as held for sale but reclassified to tangible assets in 2006.

19. Interest-bearing loans and borrowings

	2006	2005	2004
	€m	€m	€m
Current liabilities			
Liabilities to banks	**19.9**	22.7	21.8
Liabilities from finance leases	**25.7**	27.6	36.5
Financial liabilities due to affiliates	**3.1**	—	—
Financial liabilities due to TUI AG Group companies	**175.7**	205.4	89.1
Other financial liabilities	**52.0**	45.5	41.5
	276.4	301.2	188.9

Other financial liabilities include the TUI Tourism position from an option on minority interests.

	2006	2005	2004
	€m	€m	€m
Non-current liabilities			
Liabilities to banks	**7.5**	55.6	63.5
Liabilities from finance leases	**256.1**	237.8	288.5
Financial liabilities due to TUI AG Group companies	**237.1**	95.8	99.1
Other financial liabilities	**55.6**	3.7	2.9
	556.3	392.9	454.0

Liabilities to banks are repayable:

	2006	2005	2004
	€m	€m	€m
Within one year	**19.9**	22.7	21.8
Between one and five years	**5.9**	24.6	22.9
After five years	**1.6**	31.0	40.6
	27.4	78.3	85.3

Liabilities secured by mortgages, assignment as security or similar rights:

	2006	2005	2004
	€m	€m	€m
To banks	**2.5**	65.2	71.7
To non-banks	**3.9**	3.9	3.9
Total	**6.4**	69.1	75.6

Secured liabilities related to non-current liabilities totalling €4.2m (2005: €5.3m, 2004: €4.6m).

Group obligations under finance leases are payable as follows:

	Within one year	Two to five years	More than five years	Total
	€m	€m	€m	€m
2006				
Minimum lease payments	38.4	265.6	31.9	335.9
Interest	(12.8)	(39.3)	(2.0)	(54.1)
Present value	25.6	226.3	29.9	281.8
2005				
Minimum lease payments	40.0	143.4	141.6	325.0
Interest	(12.4)	(42.0)	(5.2)	(59.6)
Present value	27.6	101.4	136.4	265.4
2004				
Minimum lease payments	53.7	143.0	212.2	408.9
Interest	(17.2)	(50.2)	(16.5)	(83.9)
Present value	36.5	92.8	195.7	325.0

The table below sets out the interest rate profile of the Group's borrowings.

	2006		2005		2004	
	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Current liabilities						
Liabilities to banks . . .	—	19.9	4.6	18.1	12.0	9.5
Liabilities from finance leases	25.7	—	27.6	—	36.5	—
Financial liabilities due to affiliates . . .	—	3.1	—	—	—	—
Financial liabilities due to TUI AG Group companies . .	56.7	119.0	15.9	189.5	10.1	79.0
Other financial liabilities	52.0	—	45.5	—	41.5	—
Non-current liabilities						
Liabilities to banks . . .	—	7.5	1.1	54.5	1.8	61.7
Liabilities from finance leases	256.1	—	237.8	—	288.5	—
Financial liabilities due to TUI AG Group companies . .	114.9	122.2	85.8	10.0	86.3	12.8
Other financial liabilities	50.8	4.8	—	3.7	—	2.9

Floating rate financial liabilities are determined by reference to the market rate primarily EURIBOR and LIBOR in the relevant markets. The weighted average effective interest rate for fixed rate financial liabilities owed to TUI AG Group companies was 5.0 per cent. p.a. (2005: 4.6 per cent. p.a., 2004: 4.5 per cent. p.a.)

	2006		2005		2004	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Non-current liabilities						
Liabilities to banks . . .	7.5	7.5	55.6	55.6	63.5	63.5
Liabilities from finance leases	256.1	256.1	237.8	237.8	288.5	288.5
Financial liabilities due to TUI AG Group companies . .	237.1	239.6	95.8	99.4	99.1	103.6
Other financial liabilities	55.6	55.6	3.7	3.7	2.9	2.9
	556.3	558.8	392.9	396.5	454.0	458.5

The fair values of the current liabilities are not considered to be materially different from their book value.

20. Current trade and other payables

	2006	2005	2004
	€m	€m	€m
Trade accounts payable to third parties	**1,113.0**	1,201.7	1,196.4
Trade accounts payable to affiliates	**11.8**	15.7	11.8
Trade accounts payable to TUI AG Group companies	**42.9**	52.9	46.9
Trade accounts payable	**1,167.7**	1,270.3	1,255.1
Other liabilities due to TUI AG Group companies	**5.2**	18.4	17.9
Other liabilities due to affiliates	**0.1**	5.5	0.8
Other liabilities relating to other taxes	**24.9**	25.5	27.8
Other liabilities relating to social security	**32.0**	36.4	33.7
Other liabilities relating to employees	**20.4**	18.8	13.9
Other miscellaneous liabilities	**119.7**	116.1	77.6
Advance payments received	**1,193.6**	1,056.6	1,100.8
Other liabilities	**1,395.9**	1,277.3	1,272.5
Deferred income	**28.2**	29.8	17.9
Accruals	**103.2**	106.5	97.4
Total	**2,695.0**	2,683.8	2,642.9

21. Provisions for liabilities and charges

	Aircraft and cruise liner maintenance	Restructuring	Other employee benefits	Onerous contracts	Legal claims	Guarantees of subsidiaries and other investments	Property dilapidations	Other guarantees	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2004	112.0	—	28.6	79.3	20.6	36.1	5.9	3.6	286.1
Changes in combination, transfers and exchange differences	—	(1.6)	—	0.7	(1.0)	0.3	—	0.7	(0.9)
Utilisation	(31.6)	—	(2.8)	(37.4)	(3.6)	(13.7)	(1.5)	(1.6)	(92.2)
Reversal	(5.0)	—	—	(10.7)	(7.4)	(5.5)	—	—	(28.6)
Addition	40.0	39.1	4.4	21.9	6.4	5.1	1.3	1.6	119.8
At 31 December 2004	115.4	37.5	30.2	53.8	15.0	22.3	5.7	4.3	284.2
Changes in combination, transfers and exchange differences	0.4	1.1	—	0.1	—	(0.2)	—	0.3	1.7
Utilisation	(18.7)	(21.4)	(2.9)	(16.1)	(7.1)	(3.7)	(0.5)	(0.9)	(71.3)
Reversal	(11.2)	(7.9)	(7.0)	(5.0)	(2.2)	(5.0)	(1.7)	(0.5)	(40.5)
Addition	46.6	18.5	4.0	22.8	5.6	8.6	1.0	0.4	107.5
At 31 December 2005	132.5	27.8	24.3	55.6	11.3	22.0	4.5	3.6	281.6
Changes in combination, transfers and exchange differences	1.6	1.2	—	6.8	1.2	(7.6)	—	(2.3)	0.9
Utilisation	(37.3)	(8.5)	(1.7)	(13.9)	(4.5)	(2.9)	(0.4)	(0.2)	(69.4)
Reversal	(1.5)	—	—	(8.5)	(2.1)	(9.0)	(0.4)	—	(21.5)
Addition	51.9	75.3	7.3	28.6	13.6	2.7	1.1	0.2	180.7
At 31 December 2006	**147.2**	**95.8**	**29.9**	**68.6**	**19.5**	**5.2**	**4.8**	**1.3**	**372.3**

In respect of aircraft, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours and cycles flown and by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

Refer to Note 4 for further information on the provision for restructuring.

Provision for other employee benefits is subject to actuarial valuation in accordance with IAS 19.

Provision for onerous contracts was primarily formed for hotel and flight capacity already contracted but not expected to be fully utilised.

Provision for legal claims and guarantees represents the best estimate of contractual obligations existing on balance sheet dates.

	2006		2005		2004	
	Total	Non-current	Total	Non-current	Total	Non-current
	€m	€m	€m	€m	€m	
Aircraft and cruise liner maintenance	**147.2**	**88.0**	132.5	84.7	115.4	74.9
Restructuring	**95.8**	**24.9**	27.8	24.5	37.5	9.5
Other employee benefits	**29.9**	**27.7**	24.3	22.0	30.2	27.3
Onerous contracts	**68.6**	**24.4**	55.6	22.2	53.8	24.7
Legal claims	**19.5**	**2.0**	11.3	0.5	15.0	0.6
Guarantees of subsidiaries and other investments	**5.2**	**2.0**	22.0	5.4	22.3	8.8
Property dilapidations	**4.8**	**0.1**	4.5	0.2	5.7	0.4
Other guarantees	**1.3**	**1.0**	3.6	1.0	4.3	0.8
Total	**372.3**	**170.1**	281.6	160.5	284.2	147.0

22. Non-current trade and other payables

	2006	2005	2004
	€m	€m	€m
Other liabilities relating to other taxes	**1.7**	1.5	0.2
Other liabilities relating to employees	**0.1**	0.2	—
Other miscellaneous liabilities	**12.5**	12.5	10.9
Advance payments received	**0.4**	0.4	—
Other liabilities	**14.7**	14.6	11.1
Deferred income	**7.0**	7.5	17.9
Accruals	**45.9**	38.4	35.5
Total	**67.6**	60.5	64.5

23. Invested capital

	2006	2005	2004
	€m	€m	€m
At the beginning of the financial year	**3,812.1**	3,661.9	3,607.3
(Loss) / profit for the year	**(563.9)**	72.0	115.0
Currency translation differences	**16.8**	45.4	(18.0)
Income taxes recognised directly in reserves	**(30.6)**	9.0	12.3
Dividends and other distributions to TUI AG	**(46.9)**	(24.2)	(4.5)
Minority interest dividends paid	**(6.7)**	(3.4)	(1.1)
Change in revaluation reserve for financial instruments before incomes taxes	**(222.0)**	208.2	(18.4)
Change in reserve according to IAS 19 before income taxes	**191.7**	(260.2)	(13.7)
Capital increases / reductions	**65.3**	103.4	(17.0)
At the end of the financial year	**3,215.8**	3,812.1	3,661.9

24. Financial instruments

Financial instruments represent contractual rights or obligations that will lead to an outflow or inflow of financial assets or the issue of equity rights. They also comprise derivative claims or obligations derived from other financial instruments. The fair value (market value) of a financial instrument is the amount for which an asset could be exchanged, sold or purchased, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Financial instruments were exposed to certain financial risk factors which the Group eliminated or limited by means of appropriate risk strategies and hedging methods.

Hedging strategy and risk management

In accordance with TUI AG's corporate financial goals, financial risks are to be limited. In order to implement this goal, TUI AG operated central risk management activities in the framework of which TUI AG acted as the bank. As a matter of principle, TUI AG was responsible for all financial transactions for the TUI AG companies and TUI AG-wide financial risk management, based on guidelines and rules fixing binding decision bases, competencies and responsibilities for all financial transactions.

Derivative financial instruments were only used in the framework of internally fixed limits and other regulations. The instruments used had to be controllable with TUI AG's own resources (human resources, organisational resources, systems). The hedges used were exclusively non-listed derivatives, primarily fixed-price transactions (e.g. futures and swaps) as well as options. The transactions were concluded at arm's length with TUI AG solely. As a matter of principle, all hedging transactions of TUI AG were based on appropriately recognised or future underlying items.

TUI AG has a strict organisational separation between the functional areas of trading, settlement and control. Compliance with the set limits and guidelines was regularly monitored. Recognised standard software was used for the assessment, monitoring and reporting of the hedges entered into and the underlying items. The processes, the methods applied and the organisation of risk management were reviewed for compliance with the relevant regulations at least annually by the internal audit department and TUI AG external auditors. In this context, TUI AG also performed a benchmarking against general industry standards.

The hedging transactions by the entities were based on the risk profile and hedge schedule of the respective company. The entities submitted monthly reports on their current and planned foreign currency and fuel requirements (or surpluses) to TUI AG. Based on the risk profile, the hedge schedule and the monthly reports submitted by the entities, each entity defined its specific hedging strategy, on the basis of which TUI AG established its hedge portfolio.

TUI AG concluded appropriate hedge transactions with external counterparties, using potential netting effects (netting of income and expenses in the same currency and with equivalent terms).

Hedges of currency transactions covered between 95 per cent. and 100 per cent. of the planned foreign currency requirements in the respective tourism season after the calculated brochure prices had been fixed. The hedged volumes were adjusted to changes in planning requirements based on the monthly reports by the subsidiaries.

Hedges of price risks related to aircraft fuel were based on the hedging model used by the tourism companies. When calculations for the respective season were made, at least 95 per cent. of the exposures were hedged, taking account of possibilities of levying fuel price surcharges.

Risk factors

The value of a financial instrument may change due to changes in exchange rates (currency risk), level of interest rates (interest rate risk) and changes in market and stock exchange prices (market risk).

The operative business of the companies generated payments denominated in foreign currencies, which were not always matched by congruent payments with equivalent terms in the same currency. To this extent the entities were exposed to currency risks. Within TUI AG, risks from exchange rate fluctuations of more than 20 currencies were hedged, with the largest hedging volumes relating to US dollars, euros and British pounds sterling.

The largest hedging volume in the operative business related to US dollars. In the tourism business, payments in US dollars primarily related to the procurement of services in non-European destinations and purchases of aircraft fuel and aircraft. Due to the structure of the respective business, the tourism division has a substantial short position in US dollars.

The Eurozone limited the currency risk from transactions in the key tourist destinations to entities whose functional currency was not the euro. The tourism division and primarily the Northern

Europe sector was mainly affected by changes in the value of the British pound sterling and the Swedish krona.

Market risk arises from the fact that the value of a financial instrument may change due to fluctuating market prices. In accordance with the rules of IAS 39, marketable securities were recognised at their fair values. Marketable available-for-sale securities mainly comprised listed shares and funds which were subject to normal price fluctuations on the capital markets. The market price risk of these investments was not hedged. As a matter of principle, changes in the market value of available-for-sale securities were taken directly to the revaluation reserve for financial instruments. Where any substantial impairments of available-for-sale securities occurred, the cumulative net loss previously shown in equity was recognised as an impairment in the result for the period.

The credit risk in non-derivative financial instruments results from the risk of non-performance of contractual payment obligations by counterparties.

Maximum credit risk exposure was mainly reported as the total of the fair values of the non-derivative financial assets, taking account of legally enforceable possibilities of netting financial assets and liabilities but not considering existing collateral. Since TUI AG operated in many different business areas and regions in a diversified manner, significant credit risk concentrations from receivables from and loans to specific debtors or groups of debtors were not to be expected; a significant concentration of credit risks related to specific countries was not to be expected either. TUI AG covered the identifiable credit risk of individual receivables and the general credit risk by means of corresponding specific bad debt allowances. In addition, bad debt allowances based on empirical values were made on a portfolio basis.

For derivative financial instruments entered into, the maximum credit risk was the total of all positive market values of these instruments, since in the event of non-performance by the counterparties asset losses would be incurred only up to this amount. Since derivative financial instruments were concluded with a variety of top-rated debtors, no credit risk exposure was to be expected.

TUI AG's liquidity requirements were determined by means of its liquidity planning and covered by committed credit lines so that TUI AG's liquidity was guaranteed at any time.

The cash flow risk results from uncertainty about the levels and timing of cash inflows or outflows from future transactions. TUI AG's floating-rate financial liabilities in particular entailed the risk of fluctuations in future cash flows due to changes in interest rates level. In order to minimise this risk, interest rate hedges were concluded where necessary to limit the potential cost of borrowing funds. The effective portion of the changes in the market values of these financial instruments, classified as cash flow hedges in accordance with the rules of IAS 39, was taken directly to equity.

The cash flow risks resulting from future cash flows in foreign currencies were hedged through derivative financial instruments. To this end, the foreign currency requirements of the tourism division attributable to expected bookings for future tourism seasons were hedged by means of corresponding forward exchange or option contracts.

Price hedging instruments were used in order to hedge exposure to external price risks for commodities. These hedges were used by TUI AG's airlines and container shipping companies to hedge aircraft fuel required in the future. The price hedges were based on corresponding plans and generally qualified as cash flow hedges according to IAS 39. The effective portion of cumulative changes in market values was taken directly to equity until the hedged transaction occurred.

Upon settlement of the hedged item, the cumulative results were taken to the income or expense item covering the associated hedged transaction with an effect on results.

	2006	2005	2004
	€m	€m	€m
Derivative financial assets			
within 1 year	**23.1**	77.3	16.8
within more than 1 year	**2.5**	12.4	2.2
	25.6	89.7	19.0
Derivative financial liabilities			
within 1 year	**99.5**	0.3	103.4
within more than 1 year	**18.5**	—	14.3
	118.0	0.3	117.7

	2006		2005		2004	
	Total	More than 1 year	Total	More than 1 year	Total	More than 1 year
	€m	€m	€m	€m	€m	€m
Notional amount						
Interest rate hedges						
Caps and floors	—	—	15.2	—	15.2	15.2
Currency hedges						
Forward buying	**4,195.9**	**805.1**	3,116.1	124.2	2,785.6	219.3
Options	**88.3**	**7.8**	141.8	—	179.9	44.0
Collars	**132.8**	**15.5**	244.8	86.4	234.0	175.3
	4,417.0	**828.4**	3,517.9	210.6	3,214.7	453.8
Commodity hedges						
Swaps	**707.6**	**148.2**	600.1	88.5	240.8	12.9
Options	—	—	76.9	69.9	14.5	—
Collars	**242.4**	**9.2**	44.2	—	112.9	15.2
Structured transactions	—	—	187.2	23.9	—	—
	950.0	**157.4**	908.4	182.3	368.2	28.1

The nominal amounts corresponded to the total of all purchase or sale amounts or the respective contract values of the transactions. Cross currency interest rate swaps not unambiguously to be allocated to currency or interest rate hedges were shown under currency hedges.

As a matter of principle, the fair values of derivative financial instruments corresponded to the market values. The fair value of over-the-counter financial derivatives was determined by means of appropriate discounting methods, e.g. by discounting the expected future cash flows. The calculation of the fair values of options was based on the Black-Scholes models. The fair values determined on the basis of the Group's own systems were regularly compared with fair value confirmations of external counterparties.

Financial instruments which were used in order to hedge a risk position according to operational criteria but did not meet the strict criteria of IAS 39 to qualify as hedges were shown as other derivative financial instruments. They included in particular structured hedges to hedge exposure to market risks in order to hedge the additional fuel volumes required in future by the airlines.

25. Operating lease commitments

Obligations under operating lease contracts are as follows:

	2006			
Remaining terms	up to 1 year	2-5 years	more than 5 years	Total
	€m	€m	€m	€m
Hotel complexes	18.2	37.7	5.9	61.8
Travel agencies	71.7	201.4	145.5	418.6
Administrative buildings	33.1	113.6	90.0	236.7
Aircraft	246.3	567.4	68.7	882.4
Cruise liners	76.9	194.0	15.7	286.6
Other	8.6	14.5	5.7	28.8
Total	454.8	1,128.6	331.5	1,914.9
Fair value	435.2	989.0	229.0	1,653.2

	2005			
Remaining terms	up to 1 year	2-5 years	more than 5 years	Total
	€m	€m	€m	€m
Hotel complexes	20.1	25.8	2.4	48.3
Travel agencies	58.5	165.5	161.5	385.5
Administrative buildings	36.3	114.5	120.7	271.5
Aircraft	216.2	363.4	39.3	618.9
Cruise liners	78.1	235.6	31.3	345.0
Other	31.9	37.6	7.5	77.0
Total	441.1	942.4	362.7	1,746.2
Fair value	423.2	831.7	253.2	1,508.1

	2004			
Remaining terms	up to 1 year	2-5 years	more than 5 years	Total
	€m	€m	€m	€m
Hotel complexes	13.8	18.1	1.6	33.5
Travel agencies	59.1	168.3	182.6	410.0
Administrative buildings	41.1	153.5	132.1	326.7
Aircraft	202.5	393.5	39.0	635.0
Cruise liners	62.4	206.6	67.0	336.0
Other	19.2	21.9	97.7	138.8
Total	398.1	961.9	520.0	1,880.0
Fair value	380.1	836.9	358.7	1,575.7

The fair value of financial commitments from lease, rental and charter contracts was determined by means of discounting future expenses on the basis of an interest rate of 4.5 per cent. p.a. for the financial year 2006, which was in conformity with the market rate. The fair values of financial commitments in 2005 and 2004 were determined on the basis of interest rates of 4.25 per cent. p.a. and 4.75 per cent. p.a. respectively.

26. Capital and other commitments

	2006			
Remaining terms	up to 1 year	more than 1-5 years	more than 5-10 years	Total
	€m	€m	€m	€m
Order commitments in respect of capital expenditure	248.5	2,071.9	171.8	**2,492.2**
Order commitments in respect of tourism services				
Accommodation services	421.0	664.1	799.7	**1,884.8**
Flight services	454.3	379.0	90.8	**924.1**
Other services	13.2	—	—	**13.2**
Other financial commitments	55.3	35.1	6.9	**97.3**
Total	1,192.3	3,150.1	1,069.2	**5,411.6**
Fair value	1,141.0	2,760.4	751.8	**4,653.2**

	2005			
Remaining terms	up to 1 year	more than 1-5 years	more than 5-10 years	Total
	€m	€m	€m	€m
Order commitments in respect of capital expenditure	228.6	609.1	—	**837.7**
Order commitments in respect of tourism services				
Accommodation services	471.3	836.6	628.6	**1,936.5**
Flight services	509.8	525.9	321.9	**1,357.6**
Other services	10.7	—	—	**10.7**
Other financial commitments	18.4	24.4	3.3	**46.1**
Total	1,238.8	1,996.0	953.8	**4,188.6**
Fair value	1,188.3	1,761.7	683.7	**3,633.7**

	2004			
Remaining terms	up to 1 year	more than 1-5 years	more than 5-10 years	Total
	€m	€m	€m	€m
Order commitments in respect of capital expenditure	59.9	212.7	—	**272.6**
Order commitments in respect of tourism services				
Accommodation services	500.8	606.3	671.9	**1,779.0**
Flight services	560.3	5.5	—	**565.8**
Other services	7.9	—	—	**7.9**
Other financial commitments	28.7	30.0	3.1	**61.8**
Total	1,157.6	854.5	675.0	**2,687.1**
Fair value	1,105.1	743.4	465.7	**2,314.2**

The fair value of other financial commitments was determined by means of discounting future expenses on the basis of a comparable market interest rate of 4.5 per cent. p.a. for the financial year 2006. The fair values of financial commitments in 2005 and 2004 were determined on the basis of interest rates of 4.25 per cent. p.a. and 4.75 per cent. p.a. respectively.

Order commitments in respect of tourism services related to contractual commitments to purchase accomodation and transport services from non-Group suppliers and associated companies as well as joint ventures.

TUI Travel (Ireland)

Approval for the proposed merger of TUI Tourism with First Choice by the European Commission has been granted on the basis of certain commitments made by TUI AG in relation to TUI Travel (Ireland) and its trading subsidiary Budget Travel Limited. TUI AG has committed to find a purchaser and enter into a binding sale and purchase agreement for the sale of Budget Travel Limited as a

going concern. The business of Budget Travel Limited forms part of the combined financial information herein as it is one of the entities that is the subject of the proposed merger.

Budget Travel Limited generated external turnover of €164 million in 2006 (2005: €172 million, 2004: €171 million) and an operating loss of €2 million (2005: operating profit €1.6 million, 2004: €0.3 million) and had net assets of €70 million (2005: €71 million, 2004: €79 million).

27. Contingent liabilities

	2006	2005	2004
	€m	€m	€m
Other liabilities under guarantees, bill and cheque guarantees	1.9	1.8	1.6
Other liabilities under warranties	3.4	0.3	0.3
Contingent liabilities related to the provision of collateral for third-party liabilities	0.1	—	2.5
Total	5.4	2.1	4.4

Contingent liabilities were carried at the level of estimated completion amount as at the balance sheet date.

Liabilities under warranties were all contractual liabilities to third parties not to be classified as guarantees and going beyond the typical scope of the business and the industry.

Group companies were jointly and severally liable for participations in civil-law partnerships for which profit and loss transfer agreements with subsidiaries existed, for participations in joint ventures and participations in partnerships as general partner.

28. Litigation

None of the Group companies were involved in pending or foreseeable court or arbitration proceedings which might have a significant impact on its economic position or had such an impact in the past two years, nor were any such proceedings foreseeable.

The respective Group companies made provisions net of expected insurance benefits to cover any potential financial charges from other court or arbitration proceedings. Overall, the future financial position is therefore not expected to be substantially affected by such charges.

29. Related party transactions

Parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Transactions with associated companies and joint ventures related primarily to the tourism services of the incoming agencies and hotel companies used by the Group's tour operators.

All transactions with related parties were executed on an arm's length basis, based on international comparable uncontrolled price methods in accordance with IAS 24.

Liabilities to related parties did not comprise any liabilities from finance leases. Receivables and liabilities existing as at the balance sheet date were comprised in receivables from and liabilities to TUI AG Group companies and associated companies.

	2006	2005	2004
	€m	€m	€m
Services provided by the Group			
Management and consultancy services	—	0.1	0.3
Sales of tourism services	**5.4**	4.0	4.1
Distribution services	**12.7**	13.9	12.4
Other services	**110.9**	142.0	168.2
Total	**129.0**	160.0	185.0
Services received by the Group			
Purchase of hotel services	**505.5**	533.0	484.2
Incoming services	**160.7**	92.4	78.9
Distribution services	**4.2**	4.2	0.7
Other services	**62.7**	(27.3)	54.2
Total	**733.1**	602.3	618.0

	2006	2005	2004
	€m	€m	€m
Services provided by the Group to			
TUI AG Group companies	**123.6**	156.0	181.2
Joint Ventures	**5.4**	4.0	3.8
Total	**129.0**	160.0	185.0
Services received by the Group			
TUI AG Group companies	**469.3**	398.3	451.7
Joint Ventures	**150.7**	150.4	112.5
Associated companies	**55.2**	47.6	53.8
Other shareholdings	**57.9**	5.9	—
Total	**733.1**	602.2	618.0

In preparing the Combined Financial Information, as discussed in note 1, an allocation of shared corporate head office costs has been made, and these amounts are included above. These amounts include the cost of providing hedging facilities to TUI Tourism during the period.

TUI AG has counter-secured TUI Northern Europe's bank and surety facilities providing bonds to the Civil Aviation Authority ("CAA") and other relevant authorities in respect of certain TUI Tourism companies. In the event of default, the TUI AG Group could be held liable to the extent of these companies' net trading liabilities at the time of default.

At 31 December 2006, there were facility agreements amounting to £330.0 million with contingent liabilities under counter indemnities given to TUI Tourism companies' bankers and other third parties in the normal course of business in respect of CAA and other similar bonds.

30. Principal entities with TUI Tourism business

	Nominal share capital in '000	Shareholding in %
Berge & Meer Touristik GmbH, Rengsdorf	€260	100.0
Corsair S.A., Rungis	€30,109	100.0
Groupe Nouvelles Frontières S.A.S., Montreuil	€3,274	100.0
Hapag-Lloyd Express GmbH, Hanover	€1,000	100.0
Hapag-Lloyd Fluggesellschaft mbH, Langenhagen	€45,000	100.0
JetAir N.V., Oostende	€750	100.0
Touraventure S.A., Montreuil	€10,470	100.0
TUI Deutschland GmbH, Hanover	€20,000	100.0
TUI Nederland N.V., Rijswijk	€10,000	100.0
TUI Northern Europe Ltd., Luton	€250,459	100.0

Part VI

Operating and financial review relating to TUI Tourism

1 Introduction

The operating and financial review contained in this Part VI should be read in conjunction with (i) TUI Tourism's historical financial information for each of the three years ended 31 December 2004, 2005 and 2006 and (ii) the notes explaining the financial information for the three years ended 31 December 2004, 2005 and 2006 each set out in Part V ("Financial Information on TUI Tourism") of this document.

Investors should read the whole of this document and should not rely solely on the summary operating and financial information set out in this Part VI.

Certain information on governmental, economic, fiscal and political factors which could affect TUI Tourism's operations is set out elsewhere in this document. In particular, information on regulatory, economic and fiscal risks and issues is set out in Part I ("Risk Factors") of this document.

In this Part VI, all comparisons are, unless otherwise stated, to the previous financial year.

2 Operating and Financial review

2.1 Overview

TUI Tourism is a leading integrated travel provider and its value chain comprises distribution, tour operators, airlines and incoming agencies. Sales are made through travel agencies and direct sales channels such as the Internet and call centres, offering both package tours and modular travel products. Aircraft seats are offered both as elements of a package tour and also in the form of the seat-only business. Incoming agencies organise hotel transfers, day trips and other services in the holiday destinations.

2.2 Capital Resources

2.2.1 Cash flow analysis

An explanation of TUI Tourism's cash flows for the three financial years ended 31 December 2006 is set out in paragraphs 2.4.2, 2.5.2 and 2.6.2 of this Part VI. A table showing the amounts of cash flows for such financial years is set out on page 63 of this document.

2.2.2 Capitalisation and indebtedness

The following tables show the indebtedness of TUI Tourism as at 30 April 2007:

Capitalisation and indebtedness(1)(2)(3)	€m
Guaranteed	—
Secured	(24.5)
Unguaranteed/unsecured	(277.0)
Total current debt	**(301.5)**
Guaranteed	—
Secured	(252.6)
Unguaranteed/unsecured	(260.6)
Total non-current debt (excluding current portion of the long term debt)	**(513.2)**
Total debt	**(814.7)**

(1) TUI Tourism has not in the past formed a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for TUI Tourism.

(2) This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing TUI Tourism's historical financial information for the year ended 31 December 2006.

(3) The information is unaudited.

The following table sets out the net combined financial funds of TUI Tourism as at 30 April 2007[1][2][3][4]:

Net financial funds	€m
Cash	476.0
Cash pool deposits	1,470.3
Trading securities	4.5
Total liquidity	**1,950.8**
Current bank debt	(87.8)
Current portion of non-current debt	(10.0)
Other current financial debt	(203.7)
Current financial debt	**(301.5)**
Net current financial funds	**1,649.3**
Non-current bank loans	(8.1)
Bonds issued	—
Other non-current financial debt	(505.1)
Non-current financial indebtedness	**(513.2)**
Net financial funds	**1,136.1**

(1) TUI Tourism has indirect or contingent indebtedness of €3 million as at 30 April 2007.

(2) TUI Tourism has signed syndicated and bilateral bonding facilities which are guaranteed by TUI AG. Drawings under such facilities as at 30 April 2007 amount to £283 million. These bonding facilities are described in more detail in paragraphs 12.2.1 and 12.2.2 of Part XI of this document.

(3) TUI Tourism has no derivatives not reflected in the analysis above that are hedging the fair value of borrowings.

(4) The information is unaudited.

2.2.3 Capital and other commitments

Details of TUI Tourism's capital and other commitments for the three financial years ended 31 December 2006 are set out on page 106 of this document.

2.2.4 Funding arrangements

TUI Tourism finances itself through a number of sources, namely leasing, unsecured debt, regulatory bonding, letters of credit, and inter-company loans, mainly granted by TUI AG. Furthermore, TUI Tourism invests surplus cash balances with TUI AG as part of cash management arrangements. The undrawn amount available to TUI Tourism under its regulatory bonding facilities is £17,064,785. Details of TUI Tourism's regulatory bonding facilities, including details of the covenants to which such facilities are subject, are set out in paragraphs 12.2.1 and 12.2.2 of Part XI of this document.

TUI Tourism seeks to ensure that sufficient liquidity is available at all times to fund its operations. Typically, TUI Tourism's liquidity peaks in July, August and September, with the liquidity low point being in December and January. To manage such variations in its liquidity position, TUI Tourism draws funds from its cash management investments, respectively under intercompany credit lines with TUI AG. TUI Tourism has had sufficient funding to cover its liquidity requirements for the three financial years ended 31 December 2006.

Further information on TUI Tourism's liquidity over the three financial periods ended 31 December 2006 is set out in paragraphs 2.4.2, 2.5.2 and 2.6.2 of this Part VI.

2.2.5 Treasury policies

TUI Tourism's treasury policy and strategy forms part of the risk management guidelines that are determined by TUI AG's executive board. The TUI AG executive board has established a framework

to ensure that TUI Tourism has adequate policies, procedures and controls to successfully manage the financial risks that is faces.

The main financial risks faced by TUI Tourism are in relation to foreign currency, interest rates, fuel prices and liquidity. The early identification and reporting of these risk positions is the responsibility of the relevant TUI Tourism entities. After having reported these risk positions to TUI AG, TUI AG ensures that entities have sufficient liquidity. Also, all hedges entered into by TUI Tourism must be supported by underlying recognised or future business transactions. TUI Tourism is required to carry out hedging transactions with TUI AG, which in turn hedges the risk with banks on a group-wide basis. Recognised standard software is used for the monitoring, evaluating and reporting of hedges.

2.3 Strategy

TUI Tourism's strategy has been to adapt to the changes in consumer behaviour in the tourism market by extending its product offering from traditional package holidays to a more Internet based component offering, including charter and schedule seats, accommodation only, dynamic packaging and other travel related products to ensure that its brands remain relevant in the current leisure travel market place.

2.4 Financial Year ended December 2006

2.4.1 Operating review

TUI Tourism's underlying operating profit increased by €61.9 million to €270.8 million in 2006. The 2006 year started slowly in several source markets with a decline in bookings due to good weather in such source markets and the football World Cup. The summer season ended with satisfactory performance compared with 2005. In addition, the first two months of the 2006/2007 winter season were promising, with the exception of source markets in the UK and France.

In 2006, TUI Tourism's revenue was €13.7 billion, exceeding 2005 revenue by approximately €127 million. The Central Europe source market grew slightly by 0.9 per cent. due to an increase in tour operator customers. This growth was largely attributable to Hapag-Lloyd Express, operating in the low-cost flight segment. The Northern Europe source market recorded a slight decline in revenue of 0.3 per cent. with an increase in customer figures. In the Western Europe source market, revenue increased slightly by 2.3 per cent. with flat customer numbers. Destinations recorded revenue growth in the period under review, while Other Tourism reported a decline in revenue.

In the Central Europe source market (Germany, Austria, Switzerland as well as airlines Hapag-Lloyd Flug and Hapag-Lloyd Express), the number of customers rose by 2.5 per cent. in 2006, mainly in Germany (2.9 per cent.) and Switzerland (1.9 per cent.). Austria experienced a decline in bookings of 2.0 per cent., however revenue grew slightly in Austria by 0.9 per cent. While revenue matched 2005 levels in the German market, the Swiss market reported a slight increase.

Operating profit in the Central Europe source market rose by 33 per cent. to €87.4 million. After adjusting for one-off restructuring expenses of €25.6 million (incurred in relation to an efficiency enhancement programme in the German market), underlying operating profit rose significantly by 71 per cent. This increase was achieved through improvements in airline operating profit relating to income from sale and lease back arrangements for four aircraft (€24 million; 2005: €18 million). Operating profit in Austria was impacted by the lower bookings for Turkey and Egypt, while Switzerland reported an increase in operating profit.

In the Northern Europe source market (UK, Ireland, Nordic countries as well as airlines Thomsonfly and TUIfly Nordic), customer numbers grew by 2.1 per cent. in a difficult market environment in 2006. This trend was not reflected by revenue, which dropped slightly by 0.3 per cent. year-on-year. While the UK and Ireland reported declines in revenue, the Nordic countries continued to expand their business volumes.

Operating profit in the Northern Europe source market decreased by €483.3 million resulting in a loss of €398.7 million in 2006. Operating profit was affected by restructuring expenses of €49.5 million. Furthermore there was a one-off effect from a change of IT services at Thomsonfly (€4.8 million) in addition to a goodwill impairment of €479.7 million. Adjusted for one-off

expenses, underlying operating profit totalled €135.3 million for 2006, an increase in underlying operating profit of 31.5 per cent. year-on-year. Due to the difficult market conditions, the markets in the UK and Ireland could not match profit expectations despite restructuring measures taken in 2005. The Nordic countries built on the performance in 2005 and again increased their operating profit.

In the Western Europe source market (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), the number of customers declined by 0.9 per cent. in 2006 year-on-year. Revenue grew by 2.2 per cent. in 2006. In France, revenue declined in difficult market conditions, dropping below 2005 levels. In the Netherlands, revenue matched the previous year's level. Adjusted for small disposals, revenues in the remaining Netherlands business grew year-on-year, largely due to improvements in the product range and an expansion of flight operations. In Belgium, revenue rose due to an increase in customer numbers.

The Western Europe source market incurred an operating loss of €277 million. Operating profit was affected by restructuring expenses (€23 million). Other one-off expenses, including the renewal of the Boeing 747 fleet at Corsair (€12 million), expenses from a planned headcount reduction, changes of IT booking systems at Nouvelles Frontières (€5.9 million) and impairments on goodwill also affected operating profit. In 2005, costs were incurred in connection with the renewal of Corsair's fleet of Boeing 747s (€7.4 million). Adjusted for these one-off effects, underlying operating profit in 2006 was €28.1 million down on 2005 to a loss of €26.2 million. The decline in operating profit in 2006 largely resulted from difficult market conditions in France and surplus capacity in flight operations. In addition, increases in the price of aircraft fuel could not be passed on in full to customers. Nouvelles Frontières and Corsair saw their businesses affected by reduced demand. Operating profit in the Netherlands grew year-on-year in 2006. Operating profit in Belgium, which included income from sale and lease back agreements for two aircraft (€5 million), also rose year-on-year in 2006.

Destinations (incoming agencies) generated a 12.3 per cent. increase in revenue year-on-year in 2006. Operating profit increased by 25 per cent. to €49.8 million in 2006. Incoming agencies catered for a total of 10.55 million guests in 36 countries. Their tourism services mainly comprised transfers and excursions as group and incentive programmes. Business trends varied between holiday regions and seasons but in most cases were reduced year-on-year. In particular, all agencies in eastern Mediterranean countries reported year-on-year declines in customer numbers. The portfolio of incoming agencies was further expanded by means of acquisitions in Thailand and Israel as well as the foundation of a new agency in Oman.

2.4.2 Financial performance

Revenue

TUI Tourism's revenue for the year ended 31 December 2006 was €13,714.1 million (2005: €13,587.0 million), an increase of one per cent.

In the Central Europe source market, revenue was almost stable with a growth of one per cent. to €5,812.0 million (2005: €5,758.5 million). Overall demand rose slightly, but continued to focus on products with attractive price/performance ratios. German customers increasingly demanded modular products and seat and accommodation-only offerings. Overall, 9.56 million customers (2005: 9.29 million) booked TUI Tourism's travel products, an increase of 2.9 per cent. year-on-year. Against the background of strong price-consciousness in the market, a reduced capacity policy was initiated in the summer season, to cater for a 2.7 per cent. decline in customers (2006: 5.24 million; 2005: 5.39 million). Due to an optimisation of capacity and the renewed increase in the number of early bookers, prices increased in the markets year-on-year.

In the German charter flight market, Hapag-Lloyd Flug (Hapagfly) benefited from the selective channelling of tour operator customers to TUI Tourism-owned flight capacity. At the same time, TUI Tourism changed its fleet structure, reducing its passenger capacity. These capacity management and customer channelling measures ensured high seat load factors whereby higher average prices could be achieved. The proportion of tour operator customers among passengers was kept almost constant at more than 84 per cent. Hapagfly operated a total of 33 aircraft in the

summer season: 32 Boeing 737-800s and one Airbus A 310-300, flying from 18 departure airports to 42 destination airports.

The German market for low-cost airlines again showed very dynamic growth in 2006. This resulted in significant capacity expansions. Hapag-Lloyd Express (HLX) also benefited from this environment and expanded its market position. In the 2006 summer season, HLX operated 18 aircraft: five Boeing 737-500s, eight Boeing 737-700s, three Boeing 737-800s and two Fokker 100s. HLX served eight departure airports and 14 destination airports in 2006.

The UK, as the largest market within the Northern Europe source market, was affected by reduced bookings, which led to an overall decrease in revenue of 0.3 per cent. to €4,794.4 million (2005: €4,809.2 million). In the UK, the travel market showed an unfavourable trend in the course of the year. The unusually good UK weather and the football World Cup caused a reduction in bookings. This also affected TUI Tourism's UK tour operators, although the number of customers rose by 2.6 per cent. year-on-year. The expansion of the Thomson website, offering package tours but also modular and seat-only products and hotel accommodation since the second quarter of 2006, had positive effects on TUI Tourism's results. Specialist tour operators were particularly successful in marketing skiing tours and the mobile homes offered by Thomson Al Fresco.

The Western Europe source market increased revenue despite a decrease in the number of guests (0.9 per cent.). Revenue increased by 2.2 per cent. to €2,815.2 million (2005: €2,754.3 million). This increase was mainly driven by the Belgium market which experienced a 6.6 per cent. increase in guests. French performance affected this development with a 6.3 per cent. decrease in guests. Throughout the year, the French travel market suffered from a persistent weakness in demand. The substantial declines in bookings for the important long-haul destination, Reunion, were only partly offset by bookings of the alternative destinations, Guadeloupe and Morocco. A total of 1.58 million customers booked their tours with tour operators of the Nouvelles Frontières Group, down 6.3 per cent. on 2005.

The Dutch travel market showed general stagnation in 2006, whereas direct distribution and Internet-based sales grew steadily. In terms of destinations, bookings of long and medium-haul destinations declined slightly, while short-haul destinations and city trips were very well booked.

Destinations showed revenue growth, although the number of customers in the classic Mediterranean regions declined. The revenue increase of 12.3 per cent. was mainly due to new agencies, especially in Asia.

Other income

TUI Tourism's operating results in 2006 included other income derived from disposals of property, plant and equipment and financial investments. Profits of €26.7 million were generated from the sale and lease back of aircraft (seven B737-800 and one B737-400) and the sale of two A310-200 which led to gains. The Western European source market benefited from the sale of two office buildings which led to an income of €12.0 million.

Underlying operating profit

Underlying operating profit for TUI Tourism rose by 29.6 per cent. to €270.8 million (2005: €208.9 million).

The Central Europe source market showed a significant increase in underlying operating profit (€113.6 million) of approximately €47 million, generated by solid tour operator performance and improvements in online operations. Profits were also boosted by income from the sale and lease back transactions as well from the sale of aircraft (in total €26.7 million; 2005 €18.0 million).

An increase in underlying operating profit by 31.5 per cent. year-on-year to €135.3 million was achieved in the Northern Europe source market, which was caused by improved cost structures by means of commission cuts in third-party distribution as well as by process optimisation resulting from the efficiency enhancement programme started in 2005. Nordic countries stayed on their growth path and increased the profit contribution.

Underlying operating profit in the Western Europe source market dropped from €1.9 million to a loss of €26.2 million, largely as a result of a slowing French market. This development resulted from surplus capacity in flight operations, fuel price increases which could not be reflected in sales prices, reduced demand for package travel and an epidemic disease in the Reunion destination.

The destinations sector increased its underlying profits by 24 per cent. to €52.4 million.

Separately disclosed items

Impairments to goodwill were made in 2006 of an aggregate amount of €690.0 million, caused by difficult market conditions in the UK (€390.2 million), Ireland (€89.5 million) and France (aviation €140.2 million and tour operator €70.1 million).

As mentioned above, TUI Tourism implemented a restructuring programme in order to enhance the efficiency of its tourism operations. In 2006, an amount of €100.6 million was expensed, of which €70.6 million was attributable to personnel measures and €30.0 million to abandonment of office space. These costs were apportioned between TUI Tourism's business source markets in the following manner:

Central Europe/Germany	€25.6 million
Northern Europe/UK	€47.7 million
Northern Europe/Nordic	€1.8 million
Western Europe/France	€17.7 million
Western Europe/Netherland	€5.1 million
Other tourism/Germany	€2.7 million

Liquidity and net indebtedness

The net cash inflow in 2006 from operating activities was €343.7 million compared to €214.7 million in 2005. The improvement in cash flows from operating activities was driven by a reduced outflow from changes in working capital in 2006 of €13.7 million compared to €120.1 million in 2005. This was mainly caused by the implementation of a restructuring and cost-cutting programme. These restructuring measures resulted in total expenses of €100.6 million in 2006. At the end of the financial year, total provisions amounted to €95.8 million.

The net cash outflow in 2006 from investing activities was €158.1 million compared to €214.2 million in 2005. This reduction primarily resulted from the decrease in net expenditure on property, plant and equipment to €334.1 million in 2006 from €387.3 million in 2005. Investments were made mainly in aircraft (€180.1 million) and other property, plant and equipment (€70.8 million). Proceeds from the sale of property, plant and equipment reduced to €179.1 million in 2006 from €207.4 million in 2005. The main drivers for this cash inflow were the sale and lease back transactions in respect of TUI Tourism's aircraft.

The net cash inflow from financing activities decreased from €137.7 million in 2005 to €89.3 million in 2006 due to increased inflow from new loans of €198.5 million (2005: €141.9 million).

The net cash position (cash and cash equivalents less interest-bearing loans and borrowings) at the end of 2006 amounted to €930.7 million compared to €787.1 million at the end of 2005. This consisted of €1,763.4 million of cash and cash equivalents and €832.7 million of interest-bearing loans and borrowings in 2006.

Aircraft fleet

The carrying value of TUI Tourism's aircraft fleet (excluding spare engines and parts) presented in the historical financial information as at 31 December 2006 was €1,196.7 million. The carrying value represents the lower of the depreciated cost or recoverable amount of the fleet assets. The recoverable amount of the fleet assets is the higher of the fair value less costs to sell and the value in use. The value in use of the fleet assets is higher than the fair value less costs to sell.

Two independent valuers have carried out a valuation exercise on the TUI Tourism aircraft fleet to establish the maintenance adjusted market value ("MAMV") at 15 June 2007. The two valuations

established that the MAMV of the fleet assets, translated to euros from US Dollars at a rate of \$1.3317:€1.00, compared to current carrying values, give differences as follows:

- total gross overvalues (i.e. MAMV lower than carrying values) ranging from €111.4 million to €142.8 million; and
- total gross undervalues (i.e. MAMV higher than carrying values) ranging from €84.8 million to €100.1 million.

It should be noted that the quantum of gains or losses on such disposals will depend on, amongst other factors, the US Dollar: Euro exchange rate.

2.5 Financial Year ended December 2005

2.5.1 Operating review

TUI Tourism benefited from the sustained recovery of travel markets in Europe. Following the difficult years 2002 and 2003 and a recovery in 2004, the World Tourism Organisation (UNWTO) expected the worldwide travel market to grow by around five per cent. in terms of the number of holiday tours in 2005 (UNWTO World Tourism Barometer, January 2006). The European countries recorded different growth rates. The smaller markets grew more strongly, in relative terms, than the larger markets of Germany, the UK and France. The larger markets recorded a temporary slowdown in the demand for travel, due to uncertainty concerning political and economic development, in particular in Germany but also in France, where social unrest occured towards the end of the year. A general trend to be observed in European source markets was the stronger growth in the number of customers compared with booked revenue. This trend also reflected the structural changes currently observed in the tourism industry, characterised by new options in travel such as low-cost airlines and internet bookings.

TUI Tourism's revenue increased by 6.2 per cent., to €13.6 billion in 2005. However, underlying operating profit decreased by 8.8 per cent. to €208.9 million partly due to exceptional events in France. In 2005, 21.6 million customers booked a tourism product from TUI Tourism. Following a good start to 2005, the upward trend continued in the second quarter and performance in the first half of the year improved year-on-year. This positive trend continued throughout the peak travel period of the 2005 summer season. In the fourth quarter, October was strong and was followed by satisfactory performance in the first two months of the 2005/2006 winter season, except in France.

In the Central Europe source market, 6.8 per cent. growth in revenue to €5.8 billion was primarily attributable to higher revenue in Germany. The tour operation business in Switzerland also showed a positive trend. In Austria, the growth in revenue primarily resulted from the expansion of the Austrian business in neighbouring Eastern European countries.

At €65.7 million, operating profit in the Central Europe source market was up 46.3 per cent. on the previous year. In Germany, the year-on-year improvement in the tour operation business was in particular attributable to specialist tour operators. Good airline seat capacity levels were achieved by Hapag-Lloyd Flug and the results of Hapag-Lloyd Express contributed significantly to the increase in operating profit of the sector.

In the Northern Europe source market, revenue rose by 2.9 per cent. to €4.8 billion. The increase primarily reflected growth in the UK. The Irish market continued to be difficult. Revenue in the Nordic countries was also behind the previous year's figure, since a decrease in Sweden, caused by the aftermath of the tsunami in Asia at the beginning of the year, could not be offset by the business in the other Nordic countries.

At €84.6 million, operating profit in the Northern Europe source market exceeded the previous year's figure by 15.9 per cent. This increase was attributable to an improvement in operating profit both in the UK and Ireland as well as in the Nordic countries. In the UK, operating profit improved in particular due to the effects of restructuring measures implemented in the distribution and tour operation business. The development of operating profit in the flight sector was curbed by the start-up costs of Thomsonfly in respect of flight operations from the new departure airports Bournemouth and Doncaster, in particular in the first half of the year. Operating profit in Ireland was similar to the previous year. Despite a decline in revenue, the Nordic countries continued the

previous year's trend and achieved an increase in operating profit, mainly benefiting from the restructuring of the business in prior years.

Revenue in the Western Europe source market grew by 9.9 per cent. to €2.8 billion. The Netherlands benefited from good tour operation business and the launch of TUI Airlines Nederland in April 2005. The business in Belgium noted further steady growth. France, in contrast, posted more moderate growth in revenue than others since demand slowed down towards the end of the year, believed to be due largely to social and political unrest.

The operating loss in the Western Europe source market was €45.1 million less than the operating profit of €39.5 million in the previous year. This was largely due to performance in France, which closed the financial year overall with a loss. This was largely attributable to the flight sector, which incurred one-off expenses in connection with the renewal of Corsair's fleet of Boeing 747s and the restructuring of flight operations. In addition, operating profit from the flight-only business suffered from intense competition, especially on routes to French overseas destinations. The performance of the French tour operation business was also weaker than in the previous year, suffering a considerable decline in operating profit, in particular in the last few months of the year. The main reason was a significant setback in the Christmas business, which has generated strong profits in the past, caused by the temporary social unrest.

Destinations generated external revenue up 21.1 per cent. year-on-year, whereas operating profits were down by 16.7 per cent. to €39.9 million.

In 2005, TUI Tourism's business strategy aimed at achieving further expansion. Its goal in existing source markets was to achieve above-average revenue growth and an increase in market share. In this regard, the TUI Tourism planned to increasingly expand its direct sales activities to benefit from the new trends in the travel market such as modular and direct booking. It intended to implement further expansion by entering into new emerging source markets in Eastern Europe and Asia.

In addition, TUI Tourism commenced a restructuring programme in the UK involving a reduction of administration headcount by 900 by 2005. Furthermore the head office moved from Central London to Luton in the second half of 2005.

2.5.2 Financial performance

Revenue

In 2005, 21.6 million customers booked a tourism product of TUI Tourism, an increase of 9.1 per cent. year-on-year. Revenue grew by 6.2 per cent. to €13.6 billion (2004: €12.8 billion). All sectors of the tourism business recorded higher revenue than in the previous year, although growth rates varied.

The revenue of the Central Europe source market rose by 6.8 per cent. to €5.8 billion (2004: €5.4 billion). This increase primarily resulted from higher revenue in Germany, which accounted for 87 per cent. of sector revenue. Switzerland represented four per cent. and Austria nine per cent. of sector revenue. Customer numbers climbed by 11.9 per cent. to 10.3 million. The increase in the number of customers was stronger compared with growth in revenue reflecting the change in the product mix, in particular the increase in the number of modular bookings and the growth of the flight-only business.

Germany continued to record a positive trend in the travel market. Demand for travel picked up, although customers continued to be price-conscious. The German market was characterised by short-term bookings and an increasing trend towards bookings of modular products as well as flight-only and accommodation-only offerings. The total number of customers booking travel products of TUI Tourism was 9.29 million (previous year: 8.24 million), 12.8 per cent. up year-on-year. Due to the terrorist attacks in Egypt and Turkey, however, the high growth rates achieved at the beginning of the year were not maintained throughout the summer season. However, there was a sustained increase in the number of early bookers. As a result, the price-reduced offerings dropped again on the previous year. In the package tour segment, the 1-2-Fly brand benefited from the persistently strong demand for low-cost offerings. At 1.07 million

customers, it managed to maintain its market position in an environment characterised by strong competition.

In Northern Europe, revenue grew by 2.9 per cent. to €4.8 billion (2004: €4.7 billion). This increase primarily reflected the good business in UK which accounted for 80 per cent. of revenue in this sector, with Ireland accounting for four per cent. and the Nordic countries for 16 per cent. Customer number rose by 5.2 per cent. to 6.86 million. This increase exclusively resulted from volume growth in the UK, primarily supported by modular products and the expansion of Thomsonfly's flight-only business.

In the UK, a decline in business in January in the aftermath of the tsunami in Asia was followed by a subsequent positive trend which led to a year-on-year increase in revenue. This benefited TUI Tourism's UK tour operators, enabling them to compete effectively in a highly competitive environment driven by low-cost airlines and new distribution channels. At 5.38 million (previous year: 4.91 million), their customer numbers increased by 9.5 per cent. year-on-year. This was in particular attributable to the expansion of the flight-only business. Apart from its growth in absolute terms, Thomson also gained additional market share in its tour operation business. Although customers continued to be price-conscious, average prices improved.

Revenue in the Western Europe source market was up by 9.9 per cent. to €2.8 billion, improving more strongly than other sectors. All three source markets contributed to this increase. France accounted for 43 per cent. of the revenue by the sector, while Belgium accounted for 28 per cent. and the Netherlands for 29 per cent. Customer numbers were up by 8.7 per cent. to 4.4 million.

The French travel market showed little momentum throughout the year. Demand for travel was curbed by the country's social unrest at the end of the year, when demand declined noticeably. Due to the introduction of new products for price-conscious customers and the expansion of distribution via the Internet, Nouvelles Frontières managed to maintain its market position in this difficult environment. TUI, the brand positioned in the quality segment, consolidated its position in the French market. Overall, a total of 1.69 million (previous year: 1.64 million) customers booked from tour operators of the Nouvelles Frontières group, 3.1 per cent. more than in the previous year. In the flight sector, flights to destinations in East Asia, North Africa and several French overseas destinations declined, whereas an increase in flights to North America was recorded. As a part of its fleet renewal programme, Corsair commissioned four Boeing 747-400s and decommissioned three Boeing 747-300s as well as one Boeing 737.

In the Netherlands, the trend of the previous year continued: demand for long-haul tours continued to grow, while medium-haul destinations matched 2004 levels and bookings of short-haul tours declined. The total number of customers rose by 6.7 per cent. to 1.26 million (previous year: 1.18 million).

Due to the economic difficulties of the charter airline Holland Exel, which provided long-haul capacity for TUI Tourism in the Netherlands, TUI Tourism founded its own airline, TUI Airlines Nederland. It started operations on 21 April 2005 under the Arkefly brand and operated four Boeing 767-300s in the summer season. It offered 1.8 billion seat-kilometres and achieved a seat load factor of 85 per cent.

In the Belgian travel market, Jetair, TUI Belgium's main brand, generated strong growth in city breaks and skiing tours. Growth was also generated by the Jetairfly.com brand which mainly focused on the flight-only business. Customer numbers in Belgium increased by 18.3 per cent. to 1.49 million (previous year: 1.26 million).

Underlying operating profit

TUI Tourism's underlying operating profit in 2005 decreased by €27.5 million to €208.9 million. The decrease was largely caused by a difficult French market, which experienced social unrest at the end of the year, with TUI Tourism's operating profit in Western Europe down by €45.1 million.

The Central Europe source market increased its revenue by 6.8 per cent., leading to an increase of 45.4 per cent. in underlying operating profit (2005: €66.6 million; 2004: €45.8 million). Hapag-Lloyd

Express, which became profitable for the first time, contributed significantly to this result. In addition the personnel expenses in Central Europe decreased significantly.

Underlying operating profit in Northern Europe was €102.9 million, although this represented a decrease in underlying profit by 11.8 per cent. year-on-year after adjusting for significant one-off restructuring expenses in 2004.

In the Western Europe source market, there was a significant reduction in underlying operating profit from €39.5 million in 2004 to €1.9 million in 2005. This decrease was caused by the problems in the French market referred to above. In addition, increases in fuel prices could not be fully passed on to customers, resulting in a further negative impact on profitability. The late delivery of five new aircraft further reduced profits by €24.3 million. Income of €19.0 million from the sale of hotels in the Alps and two office buildings could not compensate for these effects. Operating profits in Belgium remained stable, whereas operating profits in the Netherlands were adversely affected by airline start-up costs.

Destinations experienced a 13.9 per cent. reduction in underlying operating profit to €42.2 million, largely due to a reduction in the number of customers and one-off income in 2004 from the sale of assets.

Separately disclosed items

Separately disclosed items included €18.3 million of restructuring costs concerning the restructuring programme in the UK referred to above (2004: €43.6 million).

Liquidity and net indebtedness

The net cash inflow in 2005 from operating activities was €214.7 million compared to €513.6 million in 2004. The reduction in cash flows from operating activities was primarily driven by a change in working capital. In 2004, the change in working capital resulted in a cash inflow of €109.6 million compared to a cash outflow of €120.1 million in 2005.

The net cash outflow in 2005 from investing activities was €214.2 million compared to €361.9 million in 2004. This reduction primarily resulted from the increase in proceeds from the sale of property, plant and equipment to €207.4 million in 2005 from €57.0 million in 2004. Net expenditure on property, plant and equipment increased from €340.2 million in 2004 to €387.3 million in 2005. Main drivers for investing activities were aircraft with €145.4 million and other property, plant and equipment of €98.8 million.

The net cash outflow of €141.6 million in 2004 from financing activities changed to a cash inflow of €137.7 million in 2005. This change was driven by a significant reduction in repayment of borrowings of €34.2 million in 2005 compared to a net increase in borrowings in 2004.

The net cash position (cash and cash equivalents less interest-bearing loans and borrowings) at the end of 2005 amounted to €787.1 million compared to €693.0 million at the end of 2004. This consisted of €1,481.2 million of cash and cash equivalents and €694.1 million of interest-bearing loans and borrowings in 2005.

2.6 Financial Year ended December 2004

2.6.1 Operating review

Following two difficult years, TUI Tourism recorded a significant improvement in 2004. It operated in an increasingly favourable economic and political environment and most major source markets recorded a considerable recovery. The markets in the Nordic countries, which were very difficult in previous years, recorded a significant recovery. Customer numbers rose in virtually all markets, with prices rising in comparison with previous years.

The positive trend of the first half of the year was consolidated so that business in the peak summer season also showed a better trend than in the previous year. At 18.4 million, the number of

customers travelling with TUI Tourism's tour operators rose by 0.9 per cent. year-on-year. Revenue of TUI Tourism totalled €12.8 billion.

In the Central Europe source market 8.05 million customers were achieved with total revenue of €5.4 billion. Central Europe achieved an operating profit of €44.9 million due to high capacity utilisation in flight operations. The 2004 performance was mainly driven by the German market, which accounted for 88 per cent. of the business of this sector.

In Northern Europe, customers totalled 6.26 million and total revenue was €4.7 billion. Around three quarters of the increase was generated in the UK, which achieved both higher customer numbers and higher prices.

In the Western Europe source market, the number of customers was 4.08 million. Growth in Belgium and in France compensated for the reduction in customer numbers in the Netherlands. Revenue of the sector was €2.5 billion. Revenue in Belgium and the Netherlands rose year-on-year. In France, on the other hand, it dropped due to price competition for several products. At €39.5 million, operating profit of the Western Europe source market decreased on the previous year. The slight reduction in operating profit in France and Belgium could not be offset by the improvement in the Netherlands.

2.6.2 Financial performance

Revenue

Total revenue of TUI Tourism was €12.8 billion in 2004. The total number of customers travelling with tour operators of TUI Tourism in 2004 was 18.4 million. The success of 2004 was largely attributable to the relationship between available capacity and demand being more balanced, so that less residual capacity had to be sold at reduced prices and available capacity in the flight sector was better utilised.

At €5.4 billion, the turnover generated by the Central Europe source market was 2.6 per cent. up on the previous year. This increase mainly resulted from improvements in the German market, which accounted for 87 per cent. of sector turnover. Here, the trend observed in the previous year continued: tour operators positioned in the budget-price market segments or engaging in direct or short-term sales of their products grew significantly. Germany recorded a significant recovery in demand for tours. Holidaymakers continued to be very price-conscious and used early booker discounts. Bookings of package tours grew slightly, while programmes bookable individually and flight-only or accommodation-only offerings recorded strong growth. In terms of destinations, Turkey and Egypt in particular were increasingly popular in 2004. Spain continued to be the main holiday destination for the German market. The smaller markets showed varying business trends: while turnover increased in Switzerland, it was relatively stable in Austria.

At €4.7 billion, the turnover generated by the Northern Europe source market was significantly up year-on-year. Growth was strongest in the British market which, at 79 per cent., also accounted for the largest proportion of turnover in this sector. Here, growth was recorded in particular by the mainstream tour operators. Market volume in the UK grew again in the 2003/2004 winter season, and this trend continued in the 2004 summer season. This benefited tour operators, both in the mainstream segment and in the special programmes, although competition remained intense due to the low-cost airlines and travel products offered through new distribution channels. Spain continued to be the destination with the highest number of bookings but suffered a decline in booking numbers which was believed to be due to an unfavourable exchange rate. As a result, growth was recorded for some low-cost destinations in the eastern Mediterranean and long-haul tours.

The strongest relative growth in turnover was reported by the Nordic countries, which saw their tour operators' position strengthened by the restructuring processes. Following several difficult years, the Nordic countries resumed an upward trend. Demand rose perceptibly, in particular in Sweden, the Nordic market with the highest volume. TUI Nordic benefited both from an early launch of sales of its programmes and the expansion of offerings in the low-cost destinations in the eastern Mediterranean. The number of customers travelling with TUI Nordic's tour operators grew

by 1.1 per cent. to 1.25 million. Due to capacity planning in line with market requirements and targeted sales channelling measures, the short-term marketing of capacity was largely avoided, resulting in an increase in average prices.

Ireland recorded a slight increase in turnover on the previous year despite the decline in volumes. The Irish market was characterised by intense competition, primarily based on prices. This was due to both the growth of low-cost airlines on traditional package tour routes and the trend towards late booking. Against this background, a total of 0.35 million customers travelled with TUI Tourism, a 6.9 per cent. drop year-on-year. Declines were recorded in particular for bookings of Spanish destinations, while long-haul destinations were well booked, a trend supported by the favourable US dollar exchange rate. Operating profit was also impacted by the pressure on margins.

Turnover in the Western Europe source market was €2.5 billion. In France, the largest contributor, it dropped slightly. This was mainly attributable to customers' price sensitivity and weak demand at the beginning and at the end of the year. As a result, market volume declined. Holidaymakers were increasingly price-conscious; this trend was reinforced by the increase in offerings through new forms of distribution. Due to its low-price offerings, a high proportion of modular tours and its strong position in the airfare-only business, Nouvelles Frontières managed to develop well and achieved a respectable market position.

In the Netherlands, turnover increased slightly despite a decline in volume, as long-haul tours with their higher prices increased as a proportion of total business. The Dutch travel market contracted considerably. Moreover, the structure of demand changed: it declined for short and medium-haul destinations but rose for long-haul tours. Direct sales and web bookings continued to grow. The business trend recorded was characterised by the changes in the market environment. The two classical tour operators Arke and Holland International lost customers as the growth in long-haul tours and city breaks did not compensate for the declines in other segments. In the direct sales segment, Kras continued the positive trend of 2003 and increased both its business volume and market share. At 1.18 million, the number of customers travelling with TUI Tourism declined by 2.2 per cent. This trend mainly affected destinations in Spain and tours to neighbouring countries. In contrast, growth was recorded for destinations in Turkey and the Caribbean.

In Belgium, the increase in business volume was also reflected by a corresponding increase in turnover. The Belgian travel market reported growth in demand, both in the winter and summer seasons. TUI Belgium took advantage of the favourable market environment and expanded its market position. However, growth rates differed in the individual market segments. Jetair, TUI Belgium's main brand, only achieved moderate growth in package charter tours. Growth was stronger in overland tours, with city trips being particularly popular. Jetonly, the brand launched in the previous year focusing on the seat-only business, reported strong growth. The direct selling operations of Sunjets Direct, which also grew most strongly in this market segment, were successfully established. At a total of 1.26 million customers, TUI Belgium's tour operators recorded 4.5 per cent. growth. Spain continued to be the most popular holiday destination, while tours to Egypt and the Caribbean recorded significant growth.

Other income

Other income of €9.2 million mainly comprised a gain from the sale of office and retail buildings in France (€7.8 million).

Underlying operating profit

Total underlying operating profits of €236.4 million were achieved in 2004.

In Germany, profits grew substantially year-on-year, in particular in tour operations but also in distribution. Austria and Switzerland also recorded an improvement in operating profit, although Switzerland reported a slight loss.

Underlying operating profit was mainly affected by the strength of the euro against the British pound. This had a negative effect on operating costs, in particular the cost of accommodation in

Europe. Ireland also recorded a decline in operating profit. In contrast, the Nordic countries achieved substantial improvements.

In France, while distribution and tour operation improved earnings, the flight sector was adversely impacted by the temporary price pressure on a number of high-volume routes. The Netherlands reported a considerable increase in earnings. The Belgian companies reported a year-on-year decline in earnings, caused to some extent by changes in the product mix.

Liquidity and net indebtedness

The net cash inflow in 2004 from operating activities was €513.6 million. The high cash flows from operating activities was primarily driven a change in working capital. In 2004, the change in working capital resulted in a cash inflow of €109.6 million.

The net cash outflow in 2004 from investing activities was €361.9 million. This cash outflow mainly resulted from net expenditure on property, plant and equipment in the amount of €340.2 million.

The net cash outflow in the amount of €141.6 million from financing activities was driven by a repayment of borrowings of €243.7 million.

The net cash position (cash and cash equivalents less interest-bearing loans and borrowings) at the end of 2004 amounted to €693.0 million. This consisted of €1,335.9 million of cash and cash equivalents and €642.9 million of interest-bearing loans and borrowings.

Part VII

Financial information on First Choice

This Part VII contains:

- in Section A, Accountant's Report in respect of the historical financial information relating to First Choice for the two years ended 31 October 2006;
- in Section B, historical financial information relating to First Choice for the two years ended 31 October 2006;
- in Section C, audited consolidated financial statements of First Choice for the two years ended 31 October 2005; and
- in Section D, unaudited interim results relating to First Choice for the six months ended 30 April 2007.

Introduction to the First Choice historical financial information

For the year ended 31 October 2006, First Choice was required for the first time to prepare audited consolidated financial statements in accordance with Adopted IFRS. For the two periods ended 31 October 2005, First Choice prepared consolidated financial statements under the historical cost convention in accordance with UK Generally Accepted Accounting Principles.

Consolidated historical financial information of First Choice for the two years ended 31 October 2006, together with an accountant's report from KPMG Audit Plc for the two years ended 31 October 2006, is included on pages 125 to 193 of this Part VII.

The consolidated financial statements of First Choice for the two periods ended 31 October 2005, together with the audit reports thereon prepared, in each case, by KPMG Audit Plc are included on pages 194 to 275 of this Part VII. The auditor's reports of KPMG Audit Plc for each of the two periods ended 31 October 2005 are unqualified and do not contain statements under section 237(2) or (3) of the Companies Act.

Statutory accounts for each of the three periods ended 31 October 2006 have been delivered to the Registrar of Companies.

The consolidated financial information for the two years ended 31 October 2006 set out in Section B of this Part VII and the unaudited interim results for the six months ended 30 April 2007 set out in Section D of this Part VII have been prepared and presented under Adopted IFRSs in a form consistent with that which is expected to be adopted by TUI Travel in its next published financial statements, having regard to accounting standards and policies and legislation applicable to such financial statements. The policies applied differ from the policies applied in the previously published consolidated financial statements of First Choice for the year ended 31 October 2006, materially in the following areas:

- revenue and cost of sales have increased by £183.7 million and £205.4 million in the financial years ended 31 October 2006 and 2005 respectively, as result of the disclosure of commissions payable as cost of sales, as opposed to a deduction from revenue;
- cost of sales has been reduced and net financing expenses have increased by £3.6 million and £3.1 million in the financial years ended 31 October 2006 and 2005 respectively, as a result of applying discounting to aircraft maintenance provisions; and
- inventories have increased and trade and other receivables reduced by £15.6 million and £9.8 million as at 31 October 2006 and 31 October 2005, respectively, as a result of presenting inventories separately on the face of the balance sheet.

Save as set out above, the appliation of the policies expected to be adopted by TUI Travel in its next published financial statements, as contained in Part VII Section B of this document, have not resulted in any material differences to First Choice's previously published consolidated financial statements for the two years ended 31 October 2006.

The financial information set out in Section B of this Part VII does not constitute First Choice's statutory accounts for the year ended 31 October 2006. Those accounts have been reported on by First Choice's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Section A

Accountant's report in respect of the historical financial information relating to First Choice

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

29 June 2007

Dear Sirs

First Choice Holidays PLC (the "Company")

We report on the financial information set out Section B of this Part VII ("Financial information on First Choice"). This financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the "Issuer") on the basis of the accounting policies set out in note 1(A). This report is required by paragraph 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

The Directors of the Issuer are responsible for preparing the financial information on the basis of preparation set out in note 1(A) to the financial information and in accordance with IFRS as adopted by the EU.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance

that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of First Choice Holidays PLC as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1(A).

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

Section B

Historical financial information relating to First Choice

Consolidated income statement

for the year ended 31 October 2006

	Note	2005	2006
		£m	£m
Revenue	2	2,647.0	**2,899.0**
Cost of sales		(2,285.7)	**(2,493.5)**
Gross profit		361.3	**405.5**
Administrative expenses		(242.7)	**(289.0)**
Share of profit of joint venture and associate		1.9	**2.8**
Operating profit	2	120.5	**119.3**
Analysed as:			
Underlying operating profit	2	123.3	**139.0**
Separately disclosed items	3	—	**(5.8)**
Amortisation of business combination intangibles	10	(1.9)	**(11.3)**
Impairment of goodwill	10	—	**(1.4)**
Taxation on profits of joint venture and associate	12	(0.9)	**(1.2)**
		120.5	**119.3**
Financial income	4	7.7	**8.9**
Financial expenses	4	(16.0)	**(30.7)**
Net financial expenses	4	(8.3)	**(21.8)**
Profit before tax	6	112.2	**97.5**
Taxation	7	(31.9)	**(25.2)**
Profit for the year		80.3	**72.3**
Attributable to:			
Ordinary shareholders		70.1	**72.0**
Preference shareholders	8	10.0	**—**
Minority interest		0.2	**0.3**
Profit for the year		80.3	**72.3**
Basic earnings per ordinary share	9	13.5p	**13.7p**
Diluted earnings per ordinary share	9	13.2p	**13.2p**
Non-GAAP measures			
Reconciliation of underlying operating profit to underlying earnings			
Underlying operating profit		123.3	**139.0**
Net financing expenses		(8.3)	**(21.8)**
Underlying profit before tax		115.0	**117.2**
Taxation (Group and share of joint venture and associate)		(32.8)	**(26.4)**
Tax credit on intangibles acquired in business combinations		—	**(4.3)**
Tax credit on separately disclosed items		—	**(1.7)**
Minority interest		(0.2)	**(0.3)**
Preference dividends		(10.0)	**—**
Underlying earnings		72.0	**84.5**
Basic underlying earnings per ordinary share	9	13.9p	**16.1p**
Diluted underlying earnings per ordinary share	9	13.6p	**15.6p**

Consolidated balance sheet

for the year ended 31 October 2006

	Note	2005	2006
		£m	£m
Non-current assets			
Intangible assets	10	460.0	**604.2**
Property, plant and equipment	11	284.0	**312.4**
Investments in joint venture and associate	12	34.5	**36.8**
Other investments	13	0.8	**0.6**
Trade and other receivables	14	60.6	**80.0**
Deferred tax assets	15	49.8	**56.8**
		889.7	**1,090.8**
Current assets			
Inventories	16	9.8	**15.6**
Trade and other receivables	17	305.8	**376.1**
Derivative financial instruments	25	—	**1.6**
Cash and cash equivalents	18	125.3	**177.5**
Assets classified as held for sale	19	9.0	**1.2**
		449.9	**572.0**
Total assets		1,339.6	**1,662.8**
Current liabilities			
Interest-bearing loans and borrowings	20	(73.3)	**(8.6)**
Derivative financial instruments	25	—	**(62.5)**
Trade and other payables	21	(789.8)	**(865.9)**
Provisions	22	(21.3)	**(17.6)**
Income tax payable		(28.4)	**(24.7)**
		(912.8)	**(979.3)**
Non-current liabilities			
Interest-bearing loans and borrowings	20	(33.9)	**(272.2)**
Employee benefits	5	(34.2)	**(24.7)**
Other long-term liabilities	23	(25.3)	**(40.1)**
Provisions	22	(33.4)	**(30.2)**
Deferred tax liabilities	15	(23.8)	**(34.3)**
		(150.6)	**(401.5)**
Total liabilities		(1,063.4)	**(1,380.8)**
Net assets		276.2	**282.0**
Equity			
Share capital	24	15.9	**15.9**
Share premium	24	241.5	**242.0**
Other reserves	24	337.8	**296.4**
Retained earnings	24	(319.3)	**(273.2)**
Total equity attributable to equity holders of the parent	24	275.9	**281.1**
Minority interest	24	0.3	**0.9**
Total equity	24	276.2	**282.0**

Consolidated statement of cash flows

for the year ended 31 October 2006

	Note	2005	2006
		£m	£m
Profit for the year		80.3	**72.3**
Adjustment for:			
Depreciation and amortisation		43.2	**56.2**
Equity-settled share-based payment expenses		3.3	**6.1**
Gain on sale of property, plant and equipment		(0.4)	**(0.9)**
Income from joint venture and associate		(1.9)	**(2.8)**
Impairment of goodwill		—	**1.4**
Loss on foreign exchange		—	**0.2**
Financial income		(7.7)	**(8.9)**
Financial expense		16.0	**30.7**
Income tax expense		31.9	**25.2**
Operating profit before changes in working capital and provisions		164.7	**179.5**
Increase in trade and other receivables		(41.2)	**(57.8)**
Increase in inventories		0.2	**(3.1)**
Increase in trade and other payables		27.9	**12.3**
(Decrease)/increase in provisions and employee benefits		6.3	**(11.6)**
Cash flows from operations		157.9	**119.3**
Interest paid		(7.0)	**(22.6)**
Interest received		3.4	**5.1**
Income taxes paid		(32.5)	**(14.4)**
Cash flows from operating activities		121.8	**87.4**
Investing activities			
Proceeds from sale of property, plant and equipment		11.1	**20.3**
Proceeds from sale of investments		0.1	**0.1**
Dividends received from associate		0.3	**0.5**
Acquisition of subsidiaries, net of cash acquired	13(b)	(33.1)	**(108.1)**
Acquisition of property, plant and equipment		(65.8)	**(59.6)**
Cash flows from investing activities		(87.4)	**(146.8)**
Financing activities			
Proceeds from the issue of share capital		1.4	**0.2**
Proceeds from new loans		30.9	**213.2**
Repayment of borrowings		(7.9)	**(26.8)**
Payment of finance lease liabilities		(7.2)	**(17.7)**
Ordinary and minority interest dividends paid		(28.7)	**(34.7)**
Preference dividends paid		(11.0)	—
Redemption of preference shares		(199.5)	—
Cash flows from financing activities		(222.0)	**134.2**
Net increase/(decrease) in cash and cash equivalents		(187.6)	**74.8**
Cash and cash equivalents at start of year		292.2	**105.4**
Effect of foreign exchange on cash held		0.8	**(2.7)**
Cash and cash equivalents at end of year		105.4	**177.5**
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	18	125.3	**177.5**
Overdraft bank accounts shown in interest bearing liabilities		(19.9)	—
Cash and cash equivalents for the cash flow statement		105.4	**177.5**

Statement of recognised income and expense
for the year ended 31 October 2006

	Note	2005	2006
		£m	£m
Foreign exchange translation		(2.1)	**(3.7)**
Actuarial gains/(losses) arising in respect of defined benefit pension schemes	5	(8.0)	**4.0**
Tax on items taken directly to equity	7	5.2	**21.6**
Cash flow hedges:			
—movement in fair value	25(j)	—	**(55.1)**
—amounts recycled to the income statement	25(j)	—	**(5.1)**
Net expense recognised directly in equity		(4.9)	**(38.3)**
Profit for the year		80.3	**72.3**
Total recognised Income for the year		75.4	**34.0**
Attributable to:			
Ordinary shareholders		65.2	**33.7**
Preference shareholders		10.0	**—**
Minority interest		0.2	**0.3**
		75.4	**34.0**
First-time adoption of IAS 32 and 39	33		
Hedging reserve			**4.4**
Retained earnings			**(4.7)**
			(0.3)

Notes to the historical financial information

1. Accounting policies

General

The Group historical financial information consolidates those of the Company and its subsidiaries (together referred to as "the Group") and equity account the Group's interest in joint ventures and associates.

(A) Basis of preparation

The consolidated historical financial information has been prepared and approved by the Directors in accordance with the requirements of the PD regulation, the Listing Rules and International Financial Reporting Standards as adopted by the European Union ("Adopted IFRSs"). The financial statements are prepared in the Group's reporting currency of Sterling, rounded to the nearest hundred thousand. The financial year of First Choice Holidays PLC, and that of its subsidiaries where this is practicable, is 31 October.

The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets recognised as a result of business combinations and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets recognised as a result of business combinations and impairment of goodwill.
- Underlying profit after tax is profit before separately disclosed items, amortisation of intangible assets recognised as a result of business combinations and impairment of goodwill (all net of tax).
- Underlying earnings are underlying profit after tax less minority interests.
- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within either the same sector or elsewhere.

The policies applied differ from the policies applied in the consolidated financial statements of First Choice Holdings PLC for the year ended 31 October 2006.

The financial information set out in Section B of this Part VII does not constitute the company's statutory accounts for the year ended 31 October 2006. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

(B) Transition to Adopted IFRSs

The Group is preparing its financial information in accordance with Adopted IFRSs for the first time and consequently has applied IFRS 1: "First-time adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with Adopted IFRSs resulted in changes to the accounting policies as compared with the 2005 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. They have also been applied in preparing an opening Adopted IFRSs balance sheet at 1 November 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous UK GAAP to Adopted IFRSs is explained in note 33.

The consolidated financial statements are prepared on the historical cost basis other than, from 1 November 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are stated at their fair value. Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IFRS 1 and has therefore adopted IAS 32: "Financial Instruments: Disclosure and Presentation", IAS 39: "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures" with effect from 1 November 2005. In the comparative financial year the previous UK GAAP accounting policy has been applied. A reconciliation showing the impact of the adoption of these standards from 1 November 2005 is provided in note 33 and further details of the change in accounting policy are provided in (E). The Group has early adopted IFRS 7 in the year ending 31 October 2006 which replaces the disclosure requirements of IAS 32.

In addition, IFRS 1 grants certain exemptions from the full requirements of other Adopted IFRSs on transition. The following exemptions permitted under IFRS 1 have been taken in these Group financial statements:

(i) Business combinations

Business combinations that took place prior to 1 November 2004 have not been restated.

(ii) Foreign exchange

Cumulative translation differences for all foreign operations have been set at zero at 1 November 2004.

(iii) Share-based payments

IFRS 2: "Share-based payments" has only been applied in respect of share options issued after 7 November 2002 and that had not vested by 1 January 2005.

In addition to the IFRS 1 exemptions above, the Group has chosen to adopt the amendment to IAS 19: "Employee benefits" issued on 16 December 2004 whereby actuarial gains and losses are recognised through the statement of recognised income and expense in full in the period in which they arise.

(C) Basis of consolidation

The consolidated financial statements of the Group comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates and jointly controlled entities.

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are

included in the consolidated financial information from the date that control commences until the date that control ceases.

The consolidated financial statements of the Group are prepared on the basis of uniform recognition, measurement and consolidation methods.

(ii) Joint ventures and associates

Joint ventures are jointly controlled entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the Group's share of the total recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases.

When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on consolidation

Intra-group balances and any unrealised gains, income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(D) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations

The financial statements of companies are prepared in the functional currency of the company. The respective functional currency corresponds to the currency of the economic environment in which the company primarily operates. The functional currency of subsidiaries is generally the national currency of the country in which the subsidiary is based.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the reporting currency at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of entities with functional currencies other than the reporting currency of the Group are translated at average monthly rates.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign subsidiaries and of related hedges are recognised in the statement of income and expenses and taken to the foreign exchange reserve. On disposal of the subsidiary, they are taken into the income statement as part of the gain or loss on disposal.

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

On initial recognition, derivative financial instruments are measured at the fair value attributable to them on the day of the conclusion of the agreement. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

Fair values of derivative financial instruments are their market values. The fair value of an interest rate or energy swap is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparty. The fair value of a forward exchange contract or fuel price contract is, if applicable, its quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of an over-the-counter financial derivate is determined by means of an appropriate discounting method, e.g. by discounting expected future cash flows. The fair value of an option is determined using the Black Scholes model. The fair values determined on the basis of the Group's own systems are regularly compared with fair value confirmations of external counterparties.

(F) Hedge accounting

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

Upon inception of the transaction, the Group documents the hedging relationship between the hedge and the underlying item, the risk management goal and the strategy pursued in entering into the hedges. In addition, an assessment is made both at the beginning of the hedge relationship and on a continual basis as to whether the derivatives used for the hedge compensate for the changes in the cash flows of the underlying transactions in a highly efficient manner.

When a hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the

transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intra-group transactions and value-added tax, and is stated after the deduction of trade discounts.

(i) Goods sold and services rendered

Revenue from sale of goods and services is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue in respect of package tours is recognised on the date of departure. Revenue from individual travel modules directly booked with airlines, hotels and incoming agencies by the customers is realised when the customer uses the corresponding service. Commissions and other revenues received from the sale of third-party product are recognised when they are earned, normally on receipt of final payment from the end customer.

(ii) Client monies received in advance

Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end are deferred and included within trade and other payables.

(iii) Valuation of revenue

Where the Group acts as principal, revenue is stated at the fair value of the consideration received or to be received for the sale of goods and services provided.

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the fair value of the commissions received or to be received and not the total transaction sales value.

In assessing whether the Group acts as principal or as agent, the businesses are identified as acting as agents depending on: the control exercised over the providing of service, inventory risk and customer credit risk. Revenue for businesses acting as agent is then presented on a net basis as the difference between the sales prices to the customer and the cost of the services purchased.

(H) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received and paid are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs

Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Net financing expenses

(i) Bank interest receivable

Bank interest receivable represents the interest receivable on current accounts, bank deposits and other investment instruments. Bank interest receivable is accrued over the term of the deposit using the effective interest method.

(ii) Interest on pension scheme assets

Interest on pension scheme assets represents the income arising from expected returns on the assets of the defined benefit pension schemes during the year.

(iii) Bank interest payable on loans and overdrafts

Interest payable on loans is calculated using the effective interest method. Costs of arranging the facilities are deducted from the proceeds and amortised over the life of the facility. Interest on overdrafts is calculated using the effective interest method. Interest payable also includes the costs of providing bonding facilities which are an integral part of the financing requirements of the Group.

(iv) Interest on pension scheme liabilities

Interest on pension scheme liabilities represents the unwinding of the discounting of the value of post-retirement benefits earned by defined benefit pension scheme members up to the balance sheet date.

(v) Finance lease charges

Finance lease charges represent the unwinding of the discount of the cash flows associated with leases classified as finance leases at the implicit interest rate of the lease.

(vi) Interest on discounted liabilities

Interest on discounted liabilities represents the unwinding of the discount on liabilities and provisions initially recognised at the present value of the expected future cash flows.

(J) Taxation

Income tax expense comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity in the same way as the item to which it relates.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred tax is recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill, the initial recognition of assets or

liabilities in a transaction that is not a business combination that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, joint ventures and associates to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(K) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The costs of finance for the acquisition or the period of construction are not capitalised.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) (ii) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives on initial recognition are as follows:

Freehold properties	—	up to 50 years
Short leasehold properties	—	Lease period or useful economic life if shorter
Finance leased aircraft and engines	—	Lease period, or useful economic life if shorter
Computer equipment	—	3-5 years
Aircraft and engines	—	18 years
Aircraft spares	—	12 years
Yachts	—	15 years
Motor boats	—	24 years
Other operating and business equipment	—	up to 10 years

The residual values and useful lives of all assets are re-assessed annually.

(L) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and jointly controlled entities. In respect of business acquisitions, goodwill represents the difference between the fair value of consideration paid or payable and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Goodwill is tested annually for impairment or when there are any events or indications suggesting a potential impairment (triggering event).

Fair value adjustments are made in respect of acquisitions. If, at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and are recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Self-generated software used by the Group itself, is capitalised at cost where an inflow of future economic benefits for the Group is probable and can be reliably measured.

(iii) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the period in which the value of the assets will be obtained by the Group. Computer software is amortised over a period usually not exceeding 5 years, but in exceptional cases of up to 10 years.

(M) Other investments

Trade investments are classified as available for sale assets and are included under non-current assets. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

(N) Financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed in an active market. Loans and receivables are shown under "Trade and other receivables" in the balance sheet.

Financial assets measured at fair value through profit and loss are only held by the Group in the form of derivative financial instruments exclusively held for the purpose of hedging.

Financial assets available for sale are non-derivative financial assets either allocated to the "other investments" category or that could not be allocated to any other category of financial assets. They are allocated to non-current assets if the management does not intend to sell them within twelve months after the balance sheet date. The financial assets allocated to "other investments" are shares and securities held.

Financial assets are recognised at the trade date on which the Group committed to buy or sell the asset. Loans and receivables as well as financial assets available for sale are at the initially recognised at fair value plus transaction costs. Financial assets available for sale are measured at their fair value after initial recognition. Changes in the fair value are recognised in equity with no effect on results until the disposal of the asset. A permanent reduction in fair value gives rise to an impairment with a corresponding charge in the income statement. In the event of subsequent reversal of the impairment, the impairment recognised in the income statement is not reversed for equity instruments but eliminated against equity with no effect on results. Where a listed market price in an active market is not available for shares held and other methods to determine the objective market value are not applicable, the shares are measured at amortised cost. Loans and receivables are recognised at amortised cost based on the effective interest method.

(O) Impairments

The carrying amounts of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an

indication exists, the recoverable amount of such as asset is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its related cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the fair value less costs to sell or the present value of future cash flows expected to arise from the asset (value in use), if higher. Impairment losses are recognised separately in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The fair value less costs to sell is the amount for which for the asset or cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the costs to sell. If a fair value on an active market is not available for the assets or cash-generating units to be tested for impairment, the fair value is determined by means of discounting the expected operating net cash flows. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, before impairment. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(P) Trade and other receivables

Trade and other receivables are initially recognised at their fair value and subsequently measured at amortised cost on the basis of the effective interest method and the deduction of impairments. An impairment of trade and other receivables is recognised if objective indications suggest that the amounts receivable and due are not fully recoverable.

(Q) Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price less the estimated cost incurred until the sale and the estimated variable costs required to sell. All inventories are written down individually where the net realisable value of inventories is lower than their carrying amounts. The measurement method applied to similar inventory items is the weighted average cost formula.

(R) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum three months. Credit balances in current accounts are shown as overdrafts under current interest-bearing loans and borrowings, unless they form part of the Group's cash pooling arrangements in which case the aggregate balance of cash pooling accounts is included in either cash and cash equivalents or current interest-bearing loans and borrowings as appropriate.

(S) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and other aircraft components. The provision is based on total anticipated costs and intervals between maintenance events. It is calculated by reference to costs experienced and published manufacturers' data. The charge to the income statement is calculated by reference to the number of hours operated, cycles flown and the passage of time, and by reference to the length of the full overhaul cycle and the life cycle of each asset within the business.

(T) Liabilities

Liabilities are recognised on the date on which they arise at the fair value less the costs of borrowing and transaction costs. Over the course of time, liabilities are measured at amortised cost based on the effective interest method.

(U) Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

(V) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in the period they occur directly in equity through the statement of recognised income and expense.

(iii) Share-based payment transactions

The Group's share option programmes allow Group employees to acquire shares of the ultimate parent company; these awards are granted by the ultimate parent. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

The fair value of the options granted is measured using option valuation models, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to market-based performance conditions not achieving the threshold for vesting.

(iv) Own shares held by an ESOP trust

Transactions of the Group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchases of shares in the Company are debited directly in equity to retained earnings.

(W) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(X) Related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(Y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment) or in providing services within a particular economic environment (geographic segment) which is subject to risks and rewards that are different from those of other segments.

(Z) IFRSs not yet adopted

Adoption of new standards which became effective in the two year period

The Group has adopted standards that became effective during the two year period from the date these standards were applicable.

Interpretations to existing standards that are not yet effective and not relevant for the Group

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Group's operations:

—IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

—IFRIC 9 Reassessment of Embedded Derivatives

—IFRIC 12 Service Concession Arrangements

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted

The following standards and interpretations to existing standards are mandatory for periods beginning on or after 1 January 2007 or later periods but have not been adopted herein as, with the exception of changes in disclosure which the Group is in the process of evaluating, the adoption of

these standards and interpretations in future periods will have no material impact on the financial statements:

—IAS 1 Presentation of Financial Statements (Amendement re. Capital Disclosures)

—IFRS 8 Operating Segments

—IFRIC 8 Scope of IFRS 2

—IFRIC 10 Interim Financial Reporting and Impairment

—IFRIC 11 Group and Treasury Share transactions

IFRIC 4 "Determining whether an Arrangement contains a Lease" requires that an entity should base its assessment of whether an arrangement is, or contains, a lease on its substance rather than its legal form. IFRIC 4 will be effective for the Group for the first time in the year ended 31 October 2007. To date a preliminary assessment has been undertaken. The new guidance is likely to require additional disclosures for arrangements that are, in substance, similar to leases, including certain yacht investor schemes. However, the basis of measurement of these schemes is not expected to change and no affect is expected in the income statement or balance sheet.

2. Segmental Information

Segmental information is presented in the primary format by the Group's business sectors and, in the secondary format, analysed by geography. Segment results (operating profit), assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include financial income, financial expense and corporate assets and liabilities.

(A) Sector analysis

The Sector analysis is based on the Group's management and reporting structure. A detailed explanation of each sector is included in the Business and Financial Review.

	Year ended 31 October 2005						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,361.0	976.2	203.7	153.0	(46.9)	—	2,647.0
Less: Inter segment revenue	(27.9)	—	—	(19.0)	46.9	—	—
Total external revenue	**1,333.1**	**976.2**	**203.7**	**134.0**	—	—	**2,647.0**
Operating profit	60.6	30.7	15.9	11.4	—	1.9	120.5
Add back:							
Amortisation of business combination intangibles	—	0.8	1.1	—	—	—	1.9
Taxation on joint venture and associates	—	—	—	—	—	0.9	0.9
Underlying operating profit	**60.6**	**31.5**	**17.0**	**11.4**	—	**2.8**	**123.3**
Net financing expenses							(8.3)
Underlying profit before tax							115.0

	Year ended 31 October 2006						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,338.9	1,002.0	394.8	202.7	(39.4)	—	2,899.0
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	—	—
External revenue							
—continuing operations	1,320.2	984.5	275.0	162.1	—	—	2,741.8
—acquisitions	—	17.4	119.0	20.8	—	—	157.2
Total external revenue	**1,320.2**	**1,001.9**	**394.0**	**182.9**	**—**	**—**	**2,899.0**
Operating profit	54.8	29.7	18.1	13.9	—	2.8	119.3
Add back:							
Amortisation of business combination intangibles	—	2.2	8.6	0.5	—	—	11.3
Separately disclosed items	2.5	3.3	—	—	—	—	5.8
Impairment of goodwill	—	1.4	—	—	—	—	1.4
Taxation on joint venture and associate	—	—	—	—	—	1.2	1.2
Underlying operating profit	**57.3**	**36.6**	**26.7**	**14.4**	**—**	**4.0**	**139.0**
Analysed as:							
—continuing operations	57.3	34.8	21.2	13.3	—	4.0	130.6
—acquisitions	—	1.8	5.5	1.1	—	—	8.4
	57.3	**36.6**	**26.7**	**14.4**	**—**	**4.0**	**139.0**
Net financing expenses							(21.8)
Underlying profit before tax							117.2

Other relevant sector financial information

	31 October 2005						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Balance sheet							
Segment assets	353.6	316.3	298.8	143.3	193.1	34.5	1,339.6
Segment liabilities	(506.3)	(174.5)	(80.6)	(83.6)	(218.4)	—	(1,063.4)
Net assets	**(152.7)**	**141.8**	**218.2**	**59.7**	**(25.3)**	**34.5**	**276.2**
Other disclosures							
Capital expenditure	28.2	4.6	31.9	3.2	—	—	67.9
Depreciation and amortisation of software	(25.5)	(3.3)	(10.5)	(2.0)	—	—	(41.3)

	31 October 2006						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Balance sheet							
Segment assets	355.2	337.5	458.9	216.3	258.1	36.8	1,662.8
Segment liabilities	(497.8)	(167.6)	(138.9)	(135.3)	(441.2)	—	(1,380.8)
Net assets	**(142.6)**	**169.9**	**320.0**	**81.0**	**(183.1)**	**36.8**	**282.0**
Other disclosures							
Capital expenditure	26.3	4.5	27.3	3.4	—	—	61.5
Depreciation and amortisation of software	(25.1)	(4.2)	(13.1)	(2.5)	—	—	(44.9)

(B) Geographical analysis of business

In presenting information on the basis of secondary geographic segments, segment revenue is based on the geographic location of the customer that generated that revenue. Segment assets and capital expenditure is based on the geographical location of the assets. Other Europe is defined as Continental Europe and Eire excluding France, whilst America includes North and South America and Canada.

	UK		France		Other Europe		America		Rest of the World		Total	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue from external customers	1,566.2	1,564.0	351.2	348.5	424.3	469.1	281.4	463.7	23.9	53.7	2,647.0	2,899.0
Capital expenditure	48.5	41.2	8.5	7.7	5.3	5.1	4.3	5.1	1.3	2.4	67.9	61.5
Segment assets	552.2	564.8	180.1	195.7	234.9	273.5	120.0	274.0	24.8	58.1	1,112.0	1,366.1

Segment assets excludes non-operating assets relating to Corporate entities and the Group's joint venture and associate, totalling £296.7m (2005: £227.6m).

(C) Analysis of continuing operations

	Total 2005	Continuing operations 2006	Acquisitions 2006	Total 2006
	£m	£m	£m	£m
Revenue	2,647.0	**2,741.8**	**157.2**	**2,899.0**
Cost of sales	(2,285.7)	**(2,372.9)**	**(120.6)**	**(2,493.5)**
Gross profit	361.3	**368.9**	**36.6**	**405.5**
Administrative expenses	(240.8)	**(242.3)**	**(28.2)**	**(270.5)**
Separately disclosed items	—	**(4.1)**	**(1.7)**	**(5.8)**
Amortisation of business combination intangibles	(1.9)	**(2.4)**	**(8.9)**	**(11.3)**
Impairment of goodwill	—	**(1.4)**	—	**(1.4)**
Total administrative expenses	(242.7)	**(250.2)**	**(38.8)**	**(289.0)**
Share of profit of joint venture and associate (net of tax)	1.9	**2.8**	—	**2.8**
Operating profit/(loss)	120.5	**121.5**	**(2.2)**	**119.3**
Analysed as:				
Underlying profit before interest and tax	123.3	**130.6**	**8.4**	**139.0**
Separately disclosed items	—	**(4.1)**	**(1.7)**	**(5.8)**
Amortisation of business combination intangibles	(1.9)	**(2.4)**	**(8.9)**	**(11.3)**
Impairment of goodwill	—	**(1.4)**	—	**(1.4)**
Taxation on profits of joint venture and associate	(0.9)	**(1.2)**	—	**(1.2)**
Operating profit/(loss)	120.5	**121.5**	**(2.2)**	**119.3**

Amortisation of business combination intangibles disclosed relates to the amortisation of intangible assets arising on acquisition of companies since 1 November 2004.

3. Separately disclosed items

	2005	2006
	£m	£m
Reorganisation of back office functions	—	**3.2**
Business restructuring costs	—	**10.6**
Other items	—	**(8.0)**
	—	**5.8**

Reorganisation of back office functions

Following a strategic review of the Group's UK Mainstream operations, a decision has been made to outsource certain back office functions. This outsourcing is planned to commence in the first half of financial year 2007. The separately disclosed items incurred for this in 2006 of £3.2m relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation.

Business restructuring costs

In line with the Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was performed. This review has resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Costs of £10.6m have been incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

Other items

There have been a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management has undertaken a review of other accruals. Whilst none of these items are individually significant, it is considered appropriate to separately disclose the aggregate of £8.0m.

4. Net financing expenses

	2005	2006
	£m	£m
Financial income		
Bank interest receivable	4.7	**5.0**
Interest on pension scheme assets	3.0	**3.9**
	7.7	**8.9**
Financial expense		
Bank interest payable on loans and overdrafts	(7.3)	**(21.5)**
Interest on pension scheme liabilities	(3.8)	**(4.5)**
Finance lease charges on leases	(1.8)	**(1.1)**
Interest on discounted liabilities	(3.1)	**(3.6)**
	(16.0)	**(30.7)**
Net financing expenses	(8.3)	**(21.8)**

5. Employees

(A) Average number of employees by sector

	2005	2006
	Total	Total
Mainstream Holidays	8,035	**7,618**
Specialist Holidays	2,983	**2,914**
Activity Holidays	2,340	**3,282**
Online Destination Services	1,193	**1,504**
	14,551	**15,318**

(B) Staff costs

	2005	2006
	Total	Total
Wages and salaries	252.2	**256.3**
Social security costs	30.2	**32.7**
Pension costs	12.2	**12.2**
	294.6	**301.2**

(C) Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £8.6m (2005: £8.8m) relating to defined contribution schemes were charged to the income statement.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star scheme. The contributions required are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities. The Group recognises all actual gains or losses in the consolidated statement of recognised income and expense.

Air 2000 scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. The market value of the scheme's assets as 1 November 2003 was £18.5m, representing 59 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings.

The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2 per cent. of contribution salaries for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5 per cent., from 1 April 2005 to 31 March 2006 6 per cent. and from 1 April 2006 onwards 7 per cent.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group's contributions from 1 April 2006 onwards would be 34.2 per cent. for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff for members not participating in the salary sacrifice of member contributions. If members participate in salary sacrifice then the Group's contributions will be 44.2 per cent. for Flight Deck staff and 37.1 per cent. for Ground and Administrative staff.

From 1 April 2006, Flight Deck staff will have a contribution rate of 10 per cent. and Ground and Administrative staff will have a contribution rate of 7.0 per cent. If members participate in the salary sacrifice of member contributions their contribution rate will be 0 per cent.

In addition, special employer contributions have been paid on 1 June 2006 of £3.5m. Further special employer contributions are payable as follows: £3.4m no later than 1 June 2007 and £0.9m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound.

The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4 per cent. of pensionable salaries and from 1 September 2005 onwards 32.1 per cent. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group contributions from 1 April 2006 onwards would be 32.1 per cent. for employees not participating in the salary sacrifice of member contributions and if employees participate the Group contributions will be 42.1 per cent.

From 1 April 2006, employees will have a contribution rate of 10 per cent. and if employees participate in the salary sacrifice of members contributions their contribution rate will be 0 per cent.

In addition, special employer contributions have been paid on 1 June 2006 of £2.45m. Further special employer contributions are payable as follows: £2.5m no later than 1 June 2007, and £1.2m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Emerald Star scheme

The last full actuarial valuation was carried out by a qualified independent actuary as at 1 July 2005. The principal valuation assumptions used were the rates of investment return of 8.0 per cent. per annum compound and a rate of salary increase of 4.0 per cent. per annum compound. From July 2005 the Group has contributed at an average rate of 2.5 per cent. of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2008.

Disclosure information-funded defined benefit pension schemes

The assets of each scheme have been taken at market value and liabilities have been calculated using the following principal assumptions:

	Emerald Star Scheme per annum		Air 2000 Scheme per annum		Unijet Scheme per annum	
	2005	2006	2005	2006	2005	2006
	%	%	%	%	%	%
Inflation	2.25	**2.25**	3.00	**2.90**	3.00	**2.90**
Salary increases	4.00	**4.00**	5.00	**4.90**	5.00	**4.90**
Rate of discount	4.00	**4.00**	5.20	**5.10**	5.20	**5.10**
Pension in payment increases			3.00	**3.00**	3.00	**3.00**
Revaluation rate for deferred pensioners			3.00	**2.90**	3.00	**2.90**

The mortality assumptions underlying the value of the accrued liabilities for the Air 2000 and Unijet schemes are based on the following life expectancies from age 65:

	Air 2000 and Unijet schemes	
	Years 2005	Years 2006
Males		
Current pensioner	21.7	**21.8**
Future pensioner (aged 50)	22.7	**22.7**
Females		
Current pensioner	24.6	**24.7**
Future pensioner (aged 50)	25.6	**25.6**

On this basis, the balance sheet figures are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1.6	**1.8**	30.4	**39.0**	19.5	**26.2**	51.5	**67.0**
Liabilities	(1.1)	**(1.3)**	(50.2)	**(53.0)**	(34.4)	**(37.4)**	(85.7)	**(91.7)**
Surplus/(deficit)	0.5	**0.5**	(19.8)	**(14.0)**	(14.9)	**(11.2)**	(34.2)	**(24.7)**

The above disclosed position is different to that determined for the long-term funding of the schemes, as different assumptions have been used.

The fair value of assets of the schemes at 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total		Expected returns on all schemes	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m	%	%
Equities	1.2	**1.4**	19.8	**25.5**	12.7	**17.0**	33.7	**43.9**	7.95	**7.72**
Bonds	0.2	**0.2**	10.5	**13.4**	6.7	**9.1**	17.4	**22.7**	4.98	**4.99**
Cash and other short-term assets	0.2	**0.2**	0.1	**0.1**	0.1	**0.1**	0.4	**0.4**	4.75	**4.95**
	1.6	**1.8**	30.4	**39.0**	19.5	**26.2**	51.5	**67.0**		

The fair value of the schemes' assets are not intended to be realised in the short-term and may be subject to significant change before they are realised.

Changes in the present value of scheme assets are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 November	1.4	**1.6**	21.2	**30.4**	13.8	**19.5**	36.4	**51.5**
Expected return on plan assets	—	**0.1**	1.8	**2.3**	1.2	**1.5**	3.0	**3.9**
Company contributions	0.1	**—**	6.2	**5.1**	3.5	**4.0**	9.8	**9.1**
Member contributions	—	**—**	0.3	**0.2**	0.3	**0.2**	0.6	**0.4**
Benefits paid	—	**—**	(0.7)	**(1.3)**	(0.3)	**(0.5)**	(1.0)	**(1.8)**
Experience gains	0.1	**0.1**	1.6	**2.3**	1.0	**1.5**	2.7	**3.9**
Balance at 31 October	1.6	**1.8**	30.4	**39.0**	19.5	**26.2**	51.5	**67.0**
Actual return on plan assets	0.1	**0.2**	3.4	**4.6**	2.2	**3.0**	5.7	**7.8**

Changes in the present value of defined benefit obligations are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 November	0.9	**1.1**	40.5	**50.2**	27.6	**34.4**	69.0	**85.7**
Current service cost	0.1	**—**	1.4	**1.4**	1.1	**1.6**	2.6	**3.0**
Interest cost on obligation	—	**0.1**	2.2	**2.6**	1.6	**1.8**	3.8	**4.5**
Benefits paid	—	**—**	(0.7)	**(1.3)**	(0.3)	**(0.5)**	(1.0)	**(1.8)**
Member contributions	—	**—**	0.3	**0.2**	0.3	**0.2**	0.6	**0.4**
Experience losses/(gains)	0.1	**0.1**	6.5	**(0.1)**	4.1	**(0.1)**	10.7	**(0.1)**
Balance at 31 October	1.1	**1.3**	50.2	**53.0**	34.4	**37.4**	85.7	**91.7**

The amounts recognised in the income statement for the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Amounts recognised in cost of sales								
Current service cost	0.1	**—**	1.4	**1.4**	1.1	**1.6**	2.6	**3.0**
Amounts recognised in financial expenses								
Interest cost on obligation	—	**0.1**	2.2	**2.6**	1.6	**1.8**	3.8	**4.5**
Amounts recognised in financial income								
Expected return on plan assets	—	**(0.1)**	(1.8)	**(2.3)**	(1.2)	**(1.5)**	(3.0)	**(3.9)**
Total	0.1	**—**	1.8	**1.7**	1.5	**1.9**	3.4	**3.6**

Amounts recognised in the statement of changes in income and expense during the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Actuarial gain on plan assets	0.1	**0.1**	1.6	**2.3**	1.0	**1.5**	2.7	**3.9**
Actuarial loss on plan liabilities	(0.1)	**(0.1)**	(6.5)	**0.1**	(4.1)	**0.1**	(10.7)	**0.1**
Net actuarial gains/(losses) in the year	—	**—**	(4.9)	**2.4**	(3.1)	**1.6**	(8.0)	**4.0**

The trend history of experience gains and losses for the years ended 31 October 2006 and 31 October 2005 is shown in the above table.

(D) Share options

The Company has established four principal share award/option schemes which are designed to link remuneration to the future performance of the Group: a senior executive performance related share option scheme as well as alternative long-term incentive schemes known as the Restricted Share Plan (RSP), the Deferred Annual Bonus Scheme (DABS) and the Performance Share Plan (PSP).

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior Executive Plan	3,200,914	109.50	30 October 2007
	2,661,081	135.25	9 December 2008
Restricted Share Plan	24,099	N/A	14 December 2002
	2,608,508	N/A	31 October 2006
	2,636,034	N/A	9 December 2006
	154,333	N/A	23 December 2006
	125,823	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	2,827,113	N/A	14 December 2007
	267,536	N/A	23 December 2007
Deferred Annual Bonus Scheme	2,477,581	N/A	14 December 2008
Performance Share Plan	2,742,632	N/A	14 December 2008
	206,342	N/A	19 June 2009
	20,453,732		

As at 31 October 2006 there were 5,152,414 (2005: 7,565,589) ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans.

The number of share options is as follows:

	Number of awards/ options 2005	Number of awards/ options 2006
Outstanding at beginning of the year	20,480,130	**19,125,375**
Forfeited during the period	(754,402)	**(1,427,680)**
Exercised during the period	(4,178,601)	**(2,984,771)**
Granted during the period	3,578,248	**5,740,808**
Outstanding at the end of the year	19,125,375	**20,453,732**

2,608,508 awards or options were exercisable at the end of the year (2005: nil).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of fair value of services received is measured using binomial or simulation valuation models, depending on the vesting criteria. The following variables are built into these models at the date of granting of the options:

	2003	2004	2005	2006
Information relating to fair values of share option and awards granted				
Fair value at measurement date	£0.68–£0.85	£1.05–£1.19	£0.92–£1.32	**£1.35–£2.02**
Share price	£0.78–£0.98	£1.21–£1.37	£1.52–£1.53	**£2.17–£2.29**
Exercise price	0	0	0	**0**
Expected volatility	38.8%–39.4%	34.3%–39.4%	32.1%–32.7%	**23.4%–27.8%**
Option life	3–4 years	3–5 years	3–4 years	**3 years**
Expected dividends	4.0%	4.0%	4.0%	**4.0%**
Risk free interest rate	3.8%–4.2%	4.6%–5.2%	4.4%–4.5%	**4.29%–4.32%**

Expected volatility is based on historic volatility adjusted for changes to future volatility indicated by publicly available information. Share options are granted under a service condition.

Employee expenses for the year relating to share based schemes are:

	2005	2006
	£m	£m
Share options granted in 2003	0.2	—
Share options granted in 2004	1.8	2.1
Share options granted in 2005	1.0	1.1
Share options granted in 2006	—	2.7
Expense arising for share appreciation rights	0.2	0.2
Changes in fair value of share appreciation rights	0.1	—
	3.3	6.1
Total carrying amount of share appreciation liabilities	0.2	0.2

The future estimated expense for share option schemes outstanding at 31 October is:

	2005	2006
	£m	£m
To be incurred within one year	4.1	5.9
To be incurred after more than one year	4.4	5.0
	8.5	10.9

6. Income, expenses and auditor remuneration

	2005	2006
	£m	£m
Included in profit for the year are the following:		
Operating lease income, aircraft	(6.0)	(5.6)
Operating lease rentals, land and buildings	43.0	39.8
Operating lease rentals, aircraft and other equipment	74.2	76.9
Depreciation of property, plant and equipment	36.0	38.8
Amortisation of intangible assets	7.4	17.4
Charge for share based payments	3.2	6.1
Gain on sale of property plant and equipment	(0.4)	(0.9)
(Loss)/gain on foreign currency retranslation	(2.2)	(0.2)
Government grants	(0.9)	(0.3)
Impairment of goodwill on closure of business	—	1.4
Auditors' remuneration		
Auditors' remuneration for these financial statements and other Group:		
subsidiary financial statements pursuant to legislation	0.8	0.9
Other services pursuant to legislation (regulatory reporting)	0.1	0.1
Services relating to corporate finance transactions	0.1	0.1
Other services	0.1	0.2

Other services relate to accounting advice in respect of the transition to Adopted IFRSs. The audit fee for the Company was £11,000 (2005: £10,250).

7. Taxation

The tax charge can be summarised as follows:

	2005	2006
	£m	£m
(i) Analysis of charge in year		
Current tax expense:		
UK corporation tax on profits of the year	23.7	—
Non-UK tax on profits of the year	9.7	8.2
Adjustments in respect of previous years	1.0	(2.5)
	34.4	5.7
Deferred tax expense:		
Origination and reversal of timing differences:		
—Current year UK	(2.6)	17.9
—Current year non-UK	1.9	(0.9)
—Adjustments in respect of previous years	(1.8)	2.5
	(2.5)	19.5
Total income tax expense in income statement	31.9	25.2

(ii) Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK of 30 per cent. (2005: 30 per cent.). The differences are explained below:

	2005	2005	2006	2006
	£m	%	£m	%
Profit before tax reported in the income statement	112.2		97.5	
Less share of profit in joint venture and associate	(1.9)		(2.8)	
	110.3		94.7	
Income tax on profit before tax excluding share of joint venture and associate at the standard rate of UK tax of 30 per cent. (2005: 30 per cent.)	33.1	30.0%	28.4	30.0%
—Expenses not deductible for tax purposes	2.5	2.2%	0.3	0.3%
—Utilisation of tax losses	(2.7)	(2.5)%	(6.5)	(6.9)%
—Non-utilisation of tax losses	2.2	2.0%	2.8	3.0%
—Higher tax rates on overseas earnings	1.4	1.3%	1.7	1.8%
—Lower tax rates on overseas earnings	(3.8)	(3.4)%	(1.5)	(1.6)%
—Adjustments to tax charge in respect of previous periods	(0.8)	(0.7)%	—	—
Total income tax expense in income statement	31.9	28.9%	25.2	26.6%

The effective rate of taxation is 26.6 per cent. (2005: 28.9 per cent.). The underlying rate of taxation is 27.6 per cent. It is expected that an effective tax rate of 28 per cent. will be sustainable in the medium-term.

Due to an equal and opposite reversal of deferred taxation temporary differences, no UK corporation tax is payable in the year ended 31 October 2006. There is no effect on the total tax charge.

(iii) Deferred tax recognised directly in equity

The following taxation has been recorded directly in equity within the statement of recognised income and expense:

	2005	2006
	£m	£m
Cash flow hedges	—	**(18.1)**
Equity-settled transactions	(3.2)	**(4.7)**
Defined benefit pension plans	(2.4)	**1.2**
Exchange differences	0.4	**—**
Total	(5.2)	**(21.6)**

8. Dividends

Ordinary shares

The following dividends have been deducted from equity in the year:

	2005	2006
	£m	£m
Interim dividend paid for 2005 of 1.95p per share (2004: 1.75p)	9.1	**10.1**
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	19.5	**24.4**
	28.6	**34.5**

The interim dividend in respect of the six-month period to 30 April 2006 of 2.25p per share was paid on 1 November 2006 and this dividend of £11.8m will be recognised as a deduction from equity in the year ending 31 October 2007.

Subsequent to the balance sheet date, the Directors have proposed a final dividend of 5.4p per share (2005: 4.65p) payable on 10 April 2007 to the holders of relevant shares on the register at 9 March 2007. The final proposed dividend amounts to £28.3m (2005: £24.4m) and will, after approval by shareholders, be recognised in the financial statements for the year ended 31 October 2007. The final ordinary dividend of 5.4p per share, together with the interim dividend of 2.25p per share, makes a total dividend of 7.65p per share relating to the year ended 31 October 2006 (2005: 6.6p).

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 final dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 241 3018. The last day for election for the final proposed dividend is 16 March 2007 and any requests should be made in good time ahead of that date.

Preference shares

All preference shares were redeemed by the Group during the comparative year on 27 July 2005. Preference shares were accounted for as equity in the year ended 31 October 2005, prior to the adoption by the Group of IAS 32 (see note 1). In the year ended 31 October 2005, preference share dividends of £10.0m were deducted from equity.

9. Earnings per share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where

their conversion is dilutive. The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2005	Weighted average no. of shares 2005	Earnings per share 2005	Earnings 2006	Weighted no. average of shares 2006	Earnings per share 2006
	£m	millions	pence	£m	millions	pence
(i) Basic earnings per share						
Basic earnings per share	70.1	519.5	13.5	72.0	524.7	13.7
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	1.9	—	0.4	8.4	—	1.6
Basic earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	72.0	519.5	13.9	80.4	524.7	15.3
Separately disclosed items (net of tax)	—	—	—	4.1	—	0.8
Basic underlying earnings per share	72.0	519.5	13.9	84.5	524.7	16.1
(ii) Diluted earnings per share						
Basic earnings per share	70.1	519.5	13.5	72.0	524.7	13.7
Effect of dilutive securities						
—Options	—	9.6	(0.3)	—	19.8	(0.5)
Diluted earnings per share	70.1	529.1	13.2	72.0	544.5	13.2
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	1.9	—	0.4	8.4	—	1.6
Diluted earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	72.0	529.1	13.6	80.4	544.5	14.8
Separately disclosed items (net of tax)	—	—	—	4.1	—	0.8
Diluted underlying earnings per share	72.0	529.1	13.6	84.5	544.5	15.6

10. Intangible assets

	Computer software	Goodwill	Brands	Order book	Customer databases	Total
	£m	£m	£m	£m	£m	£m
Cost						
At 1 November 2004	21.2	462.1	—	—	—	483.3
Additions	8.1	—	—	—	—	8.1
Acquisition through business combinations	—	60.9	3.7	2.6	1.7	68.9
Revision to consideration on prior year acquisition	—	3.2	—	—	—	3.2
Disposals	—	(0.2)	—	—	—	(0.2)
Exchange adjustments	—	0.6	—	—	—	0.6
At 31 October 2005	29.3	526.6	3.7	2.6	1.7	563.9
Additions	13.5	—	—	—	—	13.5
Acquisition through business combinations	0.2	130.0	22.1	7.2	7.0	166.5
Revision to consideration on prior year acquisitions	—	(2.6)	—	—	—	(2.6)
Exchange adjustments	(0.3)	(12.3)	(1.2)	(0.4)	(0.4)	(14.6)
At 31 October 2006	**42.7**	**641.7**	**24.6**	**9.4**	**8.3**	**726.7**
Amortisation and impairment losses						
At 1 November 2004	10.8	85.7	—	—	—	96.5
Amortisation	5.3	—	0.1	1.5	0.3	7.2
Exchange adjustments	0.2	—	—	—	—	0.2
At 31 October 2005	16.3	85.7	0.1	1.5	0.3	103.9
Amortisation	6.1	—	1.7	7.4	2.2	17.4
Impairment losses	—	1.4	—	—	—	1.4
Exchange adjustments	(0.1)	—	(0.1)	—	—	(0.2)
At 31 October 2006	**22.3**	**87.1**	**1.7**	**8.9**	**2.5**	**122.5**
Carrying value						
At 1 November 2004	10.4	376.4	—	—	—	386.8
At 31 October 2005	13.0	440.9	3.6	1.1	1.4	460.0
At 31 October 2006	**20.4**	**554.6**	**22.9**	**0.5**	**5.8**	**604.2**

Amortisation of intangible assets is recognised within the administrative expenses in the income statement.

The impairment losses incurred in 2006 relate to the closure of the Marmara Portugal division and the write off of all related goodwill to reflect a nil recoverable amount. The £1.4m impairment charge is disclosed separately on the face of the income statement.

Amortisation of business combination intangibles totalling £11.3m shown in the income statement relates to the amortisation charge during the year of brands, the order book and customer databases.

Goodwill is analysed by Sector as follows:

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Corporate	Total Group
	£m	£m	£m	£m	£m	£m
At 31 October 2006	**56.0**	**189.8**	**206.0**	**101.8**	**1.0**	**554.6**
At 31 October 2005	56.0	184.3	113.3	86.3	1.0	440.9

The recoverable amount of goodwill in all Sectors has been determined based on value in use.

Those calculations use cash flow projections based on actual operating results and the Group's latest five-year business plan. Cash flows for a further five-year period are extrapolated using an inflationary only growth rate of up to 2 per cent. This total period of ten years is considered a prudent assumption in the context of the anticipated greater longevity of the Group's brands and business model in each Sector.

A pre-tax discount rate of 9.0 per cent. has been used in discounting projected cash flows.

Based on the calculations undertaken, the Directors consider that the carrying value of goodwill in each Sector does not exceed its recoverable amount.

Key assumptions are in respect of the short-term post acquisition earnings of acquired operations within the Activity and Specialist Sectors. The forecast earnings of these newly acquired businesses are inherently more judgmental in the short and medium-term.

11. Property, plant and equipment

	Land and buildings	Ships, yachts and motor boats	Aircraft and equipment	Computer equipment	Other	Total
	£m	£m	£m	£m	£m	£m
Cost						
At 1 November 2004	98.4	126.9	82.3	51.1	31.4	390.1
Exchange adjustments	—	(0.9)	—	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	15.1	6.3	61.9
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
Transferred to assets held for sale	(8.8)	0.1	—	—	1.0	(7.7)
At 31 October 2005	90.3	140.5	88.6	65.2	34.8	419.4
Exchange adjustments	(0.4)	(0.6)	—	(0.2)	(0.3)	(1.5)
Additions	19.9	42.1	8.9	4.4	3.5	78.8
Disposals	(3.6)	(9.7)	(0.4)	(1.4)	(3.4)	(18.5)
Transferred to assets held for sale	(0.6)	(2.4)	—	—	—	(3.0)
At 31 October 2006	**105.6**	**169.9**	**97.1**	**68.0**	**34.6**	**475.2**
Depreciation						
At 1 November 2004	24.6	17.5	33.7	23.0	15.1	113.9
Exchange adjustments	0.1	(0.2)	—	0.1	—	—
Provided in the year	5.7	7.3	6.0	11.2	5.8	36.0
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)	(13.5)
Transferred to assets held for sale	(1.0)	—	—	—	—	(1.0)
At 31 October 2005	27.4	19.6	37.0	33.3	18.1	135.4
Exchange adjustments	(0.2)	(0.2)	—	(0.1)	(0.1)	(0.6)
Provided in the year	8.2	8.4	7.0	11.8	3.4	38.8
Disposals	(1.4)	(4.4)	(0.3)	(0.9)	(3.0)	(10.0)
Transferred to assets held for sale	—	(0.8)	—	—	—	(0.8)
At 31 October 2006	**34.0**	**22.6**	**43.7**	**44.1**	**18.4**	**162.8**
Net book value						
At 1 November 2004	73.8	109.4	48.6	28.1	16.3	276.2
At 31 October 2005	62.9	120.9	51.6	31.9	16.7	284.0
At 31 October 2006	**71.6**	**147.3**	**53.4**	**23.9**	**16.2**	**312.4**

Other fixed assets with a combined net book value as at 31 October 2006 of £16.2m (2005: £16.7m) comprise £14.8m (2005: £15.8m) of fixtures and fittings, £1.4m (2005: £0.8m) of motor vehicles and £nil (2005: £0.1m) of ski equipment.

Fixed asset additions of £78.8m include £30.8m of fixed assets acquired in business combinations during the year (2005: £2.1m).

Land and buildings comprise freehold and short leasehold properties with net book values of £16.0m (2005: £19.5m) and £54.7m (2005: £51.2m) respectively.

The net book value of assets held under finance leases and hire purchase contracts at 31 October 2006 was £16.2m (2005: £32.1m). The depreciation charged in the year for these assets was £1.3m (2005: £3.6m).

12. Investments in joint venture and associate

The Group's equity investment in its joint venture and associate is recorded in the financial statements as follows:

	Share of net assets of joint venture	Share of net assets of associate	Total
	£m	£m	£m
Cost			
At 1 November 2005	29.3	1.8	31.1
Dividend received	—	(0.5)	(0.5)
Share of profits for the year	2.5	1.5	4.0
Share of tax charge	(0.7)	(0.5)	(1.2)
At 31 October 2006	**31.1**	**2.3**	**33.4**
Goodwill			
At 1 November 2005	3.4	—	3.4
At 31 October 2006	**3.4**	**—**	**3.4**
Net book value			
At 31 October 2005	32.7	1.8	34.5
At 31 October 2006	**34.5**	**2.3**	**36.8**

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England and Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England and Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The option has not been exercised. Its value is dependent on the future profitability of Hays Travel Limited.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

Included within the Group's consolidated financial statements is the Group's 50 per cent. share of the following items accounted for using the equity method:

100% values	Joint venture 2005	Joint venture 2006
	£m	£m
Revenue	51.6	**95.3**
Operating profit	3.6	**5.0**
Taxation	(1.0)	**(1.5)**
Profit for the year	2.6	**3.5**
Non-current assets	51.4	**58.1**
Current assets	25.9	**27.6**
Non-current liabilities	(4.2)	**(5.6)**
Current liabilities	(14.4)	**(17.9)**
Net assets	58.7	**62.2**

13. Investments

Trade investments	2005	2006
	£m	£m
Fair value		
At 1 November	0.8	0.8
Acquisitions	0.1	—
Disposal	(0.1)	(0.1)
Foreign exchange movements	—	(0.1)
At 31 October	**0.8**	**0.6**

Acquisitions

(a) Acquisitions in the year ended 31 October 2006

Acquisitions were made in the year for a total of £153.2m, including £4.5m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £130.0m. The acquired businesses are all wholly owned and their acquisition dates were:

Sector and entity	Country of operation	Acquisition date	Consideration
			£m
Specialist Holidays			
Jumpstreet	Canada	April 2006	**1.7**
School Voyageurs	Canada	April 2006	**2.3**
Educatours	Canada	April 2006	**1.4**
Educational Tours, Inc	USA	April 2006	**11.1**
Activity Holidays			
Grand Expeditions	USA	December 2005	**43.1**
Intrav, Inc.	USA	January 2006	**26.7**
Trek Holidays	Canada	January 2006	**4.8**
TravelClass	UK	May 2006	**4.2**
Your Man Tours	USA	June 2006	**28.2**
Sawadee	Netherlands	June 2006	**3.5**
Trip n Tours	USA	August 2006	**0.7**
Online Destination Services			
Meridian	Greece	January 2006	3.5
Pacific World	Asia	August 2006	17.5
			148.7
Acquisition expenses			**4.5**
Total investment cost			**153.2**

Net assets/(liabilities) acquired

	Note	Book value prior to acquisition	Accounting policy adjustments	Fair value adjustments	Fair value of net assets/ (liabilities) acquired
		£m	£m	£m	£m
Intangible assets	1	2.8	—	33.7	36.5
Property, plant and equipment	2	34.1	(4.5)	1.2	30.8
Assets held for sale	3	14.8	—	(5.2)	9.6
Other non-current assets	4	0.3	4.4	—	4.7
Current assets (excluding cash)	5	39.0	(2.9)	2.6	38.7
Cash		40.0	—	—	40.0
Current liabilities	6	(107.3)	(0.1)	(5.0)	(112.4)
Non-current liabilities	7	(11.2)	0.6	(13.6)	(24.2)
Total net assets acquired		**12.5**	**(2.5)**	**13.7**	**23.7**
Total investment cost					153.2
Net assets acquired (as above)					(23.7)
Minority interest in assets acquired					0.5
Provisional goodwill arising					**130.0**

1. Elimination of goodwill existing in balance sheets at acquisition and inclusion of the fair value of IFRS 3 business combination intangible assets.
2. Impairment and revaluation of property plant and equipment; reclassification of leasehold property.
3. Impairment of Intrav, Inc ships prior to disposal.
4. Reclassification of leasehold property.
5. Elimination of deferred costs; recognition of deferred tax assets.
6. Recognition of a potential corporation tax liability.
7. Recognition of deferred tax liabilities.

Net assets/(liabilities) acquired and the provisional goodwill arising are analysed individually for the following acquisitions:

	Net assets book value prior to acquisition	Accounting policy adjustments	Fair value adjustments	Fair value of net assets /(liabilities) acquired
	£m	£m	£m	£m
Grand Expeditions				
—Intangible assets	—	—	12.4	12.4
—Tangible fixed assets	11.7	(4.5)	6.5	13.7
—Other non-current assets	0.3	4.5	—	4.8
—Current assets (excluding cash)	14.0	(1.0)	2.5	15.5
—Cash	7.6	—	—	7.6
—Current liabilities	(37.3)	—	(5.0)	(42.3)
—Non-current liabilities	(10.1)	—	(5.0)	(15.1)
Total net (liabilities) acquired	**(13.8)**	**(1.0)**	**11.4**	**(3.4)**
Total investment cost				**44.7**
Provisional goodwill arising				**48.1**
Intrav, Inc				
—Intangible assets	0.2	—	0.6	0.8
—Tangible fixed assets	21.5	—	(5.3)	16.2
—Assets held for sale	14.3	—	(5.2)	9.1
—Current assets (excluding cash)	4.4	—	—	4.4
—Cash	5.9	—	—	5.9
—Current liabilities	(24.1)	—	—	(24.1)
—Non-current liabilities	—	—	(0.2)	(0.2)
Total net assets acquired	**22.2**	**—**	**(10.1)**	**12.1**
Total investment cost				**26.9**
Provisional goodwill arising				**14.8**
Your Man Tours				
—Intangible assets	0.1	—	8.1	8.2
—Current assets (excluding cash)	5.1	(1.8)	—	3.3
—Cash	10.3	—	—	10.3
—Current liabilities	(13.2)	—	—	(13.2)
—Non-current liabilities	(0.9)	0.5	(3.2)	(3.6)
Total net assets acquired	**1.4**	**(1.3)**	**4.9**	**5.0**
Total investment cost				**28.4**
Provisional goodwill arising				**23.4**

The consideration payable is made up of:

	£m
Cash	**129.3**
Deferred consideration	**13.6**
Contingent consideration	**5.8**
Total consideration	**148.7**

(b) Cash flows arising in respect of acquisitions

Total cash flows relating to acquisitions in the year, including amounts paid in respect of deferred and contingent consideration arising on prior year acquisitions are as follows:

	2005 Max	2005 Paid	2006 Max	2006 Paid
	£m	£m	£m	£m
Acquisitions in the year	53.4	53.4	129.3	129.3
Deferred & contingent consideration arising	12.1	—	19.4	—
	65.5	53.4	148.7	129.3
Acquisition expenses paid in the year	1.8	1.8	4.5	4.5
Total consideration	**67.3**	**55.2**	**153.2**	**133.8**
Cash acquired with acquisitions		(23.7)		(40.0)
Cash paid relating to prior year acquisitions		1.6		14.3
Net cash outflow in the year relating to acquisitions		**33.1**		**108.1**

Movements in deferred and contingent consideration in the year were as follows:

	Deferred consideration	Contingent consideration	Loan notes	Total
	£m	£m	£m	£m
At 1 November 2005	19.6	9.4	—	29.0
Recognised in the year relating to current year acquisitions	7.7	5.8	5.9	19.4
Adjustments to amounts recognised in respect of prior year acquisitions	—	(0.7)	—	(0.7)
Cash paid	(11.4)	(3.4)	—	(14.8)
Exchange differences	(0.6)	(0.6)	(0.3)	(1.5)
At 31 October 2006	**15.3**	**10.5**	**5.6**	**31.4**

Offsetting the cash paid of £14.8m in the year is a refund of consideration relating to a prior year acquisition, of £0.5m, giving net cash paid of £14.3m.

The contingent consideration payable is in respect of the acquisitions listed below. It is dependent on the results of the businesses over the following periods or the final determination of the working capital balance at the acquisition date, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Basic of calculation of contingent consideration	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
Trek Holidays	Earnings	Years ending 31 October 2006–2010	C$6.0m	C$6.0m
Jumpstreet	Working capital	N/A	N/A	C$0.5m
School Voyageurs	Working capital	N/A	N/A	C$0.5m
Educatours	Working capital	N/A	N/A	C$0.4m
Educational Tours, Inc	Working capital	N/A	N/A	US$2.1m
Sawadee	Earnings	Calendar year 2006	€1.4m	€1.4m

All acquisitions have been accounted for using the purchase method, as required by IFRS 3. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Experience may result in the revisions to fair values in the subsequent accounting period.

(c) Residual goodwill

A consistent process is undertaken at each acquisition to identify the fair value of separable assets and liabilities acquired, including the fair value of intangible assets, being brands, order books and

customer databases. The residual goodwill on acquisition represents the value of assets and earnings that do not form separable assets under IFRS3 but nevertheless are expected to contribute to the future results of the Group.

At 31 October 2006, the residual goodwill represents mainly:

- Market knowledge of particular geographic areas such as the Americas and the Far East.
- Knowledge of particular market segments, for example escorted tours.
- Involvement of existing management and employees and transfer of their knowledge of the operation of the business model.
- Integration synergies, particularly cost optimisation in our yacht holidays businesses.
- The ability to sell acquired product through existing channels and existing product through acquired channels.

(d) Income statement

If the businesses that were acquired at various times during the year ended 31 October 2006 had been part of the Group since 1 November 2005, the impact on revenue and profit would not have been material to the Group. This is mainly due to the timing of the three largest acquisitions, which have been part of the Group for their most profitable months in the year. The revenues and operating profits of acquisitions made in the year are reported in note 2.

14. Non-current trade and other receivables

	2005	2006
	£m	£m
Prepaid accommodation	52.3	**65.2**
Aircraft deposits	8.3	**10.8**
Other long-term debtors	—	**4.0**
	60.6	**80.0**

15. Deferred tax assets and liabilities

	Assets 2005	Assets 2006	Liabilities 2005	Liabilities 2006	Net 2005	Net 2006
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	—	—	(21.1)	**(21.5)**	(21.1)	**(21.5)**
Intangible assets	—	**4.1**	(0.2)	**(12.8)**	(0.2)	**(8.7)**
Other investments	—	—	(2.3)	—	(2.3)	—
Employee benefits	17.5	**16.2**	—	—	17.5	**16.2**
Financial instruments and foreign exchange	—	**17.4**	—	—	—	**17.4**
Other short-term temporary differences	28.1	**14.9**	(0.2)	—	27.9	**14.9**
Tax value of loss carry forwards recognised	4.2	**4.2**	—	—	4.2	**4.2**
Total	49.8	**56.8**	(23.8)	**(34.3)**	26.0	**22.5**

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2005	2006
	£m	£m
Capital losses	4.5	2.1
Other losses	40.8	28.0
	45.3	30.1

These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

At 31 October 2006, a deferred tax liability of £2.4m (2005: £1.7m) relating to profits arising in respect of investments in overseas subsidiaries has not been recognised because the Group controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

There are no other unprovided deferred tax liabilities.

Movements in temporary difference during the prior year are analysed as follows:

	Balance at 1 November 2004	Arising on acquisition	Recognised/ (charged) in income	Recognised/ (charged) in equity	Exchange movement	Balance at 31 October 2005
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	(18.5)	—	(2.6)	—	—	(21.1)
Intangible assets	—	—	(0.2)	—	—	(0.2)
Other investments	(2.3)	—	—	—	—	(2.3)
Employee benefits	10.5	—	1.8	5.2	—	17.5
Other short-term temporary differences	22.1	—	5.5	—	0.3	27.9
Tax value of loss carry forwards recognised	6.2	—	(2.0)	—	—	4.2
Total	**18.0**	—	**2.5**	**5.2**	**0.3**	**26.0**

Movements in temporary differences during the year:

	Balance at 1 November 2005	Arising on acquisition	Recognised/ (charged) in income	Recognised/ (charged) in equity	Balance at 2006 31 October
	£m	£m	£m	£m	£m
Property, plant and equipment	(21.1)	—	(0.4)	—	**(21.5)**
Intangible assets	(0.2)	(5.6)	(2.9)	—	**(8.7)**
Other investments	(2.3)	—	2.3	—	**—**
Employee benefits	17.5	—	(4.8)	3.5	**16.2**
Financial instruments and foreign exchange	—	—	(0.7)	18.1	**17.4**
Other short-term temporary differences	27.9	—	(13.0)	—	**14.9**
Tax value of loss carry forwards recognised	4.2	—	—	—	**4.2**
Total	**26.0**	(5.6)	(19.5)	21.6	**22.5**

Property, plant and equipment temporary differences principally relate to accelerated capital allowances received in the UK. Employee benefit temporary differences arise in respect of defined benefit pension scheme liabilities, holiday pay accruals and future deductions available on the exercise of employee share options. Financial instruments and foreign exchange temporary differences arise in respect of financial instruments accounted for under IAS 39 and principally reflect the fair value at 31 October 2006 of cash flow hedging derivatives that will be settled against

future transactions. Other short-term temporary differences relate to operating expenses and related accruals. The reversal of other short-term temporary differences in the current year principally relates to the current tax deduction of selling costs that were deferred under UK GAAP but are expensed as incurred under Adopted IFRSs.

16. Inventories

	2005	2006
	£m	£m
Raw materials and supplies	8.8	10.1
Finished goods	1.0	5.5
Total	9.8	15.6

17. Trade and other receivables

	2005	2006
	£m	£m
Trade debtors	107.4	156.4
Other debtors	73.4	86.6
Prepayments	125.0	133.1
	305.8	376.1

18. Cash and cash equivalents

	2005	2006
	£m	£m
Cash	40.3	117.5
Short-term liquid assets	46.9	54.7
Deposits at bank maturing within one month	38.1	5.3
Cash and cash equivalents	125.3	177.5

Cash and cash equivalents includes £54.7m (2005: £46.9m) that is not available for immediate use by the Group. This represents monies held in trust to meet regulatory requirements.

19. Assets classified as held for sale

	2005	2006
	£m	£m
Yachts and motor boats	1.1	0.8
Land and buildings	7.9	0.4
	9.0	1.2

No adjustment has been required to record these assets at the lower of their carrying value and fair value less costs to sell.

20. Interest-bearing loans and borrowings

	2005	2006
	£m	£m
Current liabilities		
Bank loans and overdrafts	56.9	5.5
Loan notes	—	0.8
Finance leases (and hire purchase contracts)	16.4	2.3
	73.3	8.6

	2005	2006
	£m	£m
Non-current liabilities		
Bank loans	31.4	262.5
Loan notes	—	4.8
Finance leases (and hire purchase contracts)	2.5	4.9
	33.9	272.2

The bank loans and loan notes are repayable:

	2005	2006
	£m	£m
Within one year	56.9	6.3
Between one and five years	23.2	266.3
After five years	8.2	1.0
	88.3	273.6

Included within amounts payable within one year are bank overdrafts of £nil (2005: £19.9m) that are repayable on demand. Some loans are secured on the underlying assets of the company in whose name the borrowings are made. Finance lease liabilities relate to the leasing of aircraft and boats.

Group obligations under finance leases and hire purchase contracts are payable as follows:

	Principal	Interest	Minimum lease payments 2005	Principal	Interest	Minimum lease payments 2006
	£m	£m	£m	£m	£m	£m
In respect of aircraft, yachts and equipment payable within:						
One year	16.4	0.5	16.9	2.2	0.4	2.6
Two to five years	2.5	0.2	2.7	5.0	0.5	5.5
	18.9	0.7	19.6	7.2	0.9	8.1

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets. Further details are set out in note 25.

21. Current trade and other payables

	2005	2006
	£m	£m
Trade creditors	183.5	**187.6**
Other creditors	54.7	**33.8**
Other taxes and social security costs	24.1	**21.3**
Accruals and deferred income	287.1	**357.3**
Client money received in advance	237.8	**263.5**
Amounts owed to joint venture	2.6	**2.4**
	789.8	**865.9**

Included in other creditors are amounts in respect of contingent and deferred consideration payable for acquisitions of £8.1m (2005: £17.8m). Further details are set out in note 13(b).

22. Provisions for liabilities and charges

	Aircraft maintenance	Other	Total
	£m	£m	£m
At 1 November 2004	45.1	1.8	46.9
Provided in the year	51.2	—	51.2
Unwinding of discounted amount	3.1	—	3.1
Costs incurred	(44.1)	—	(44.1)
Exchange movements	(2.4)	—	(2.4)
At 31 October 2005	52.9	1.8	54.7
Adoption of IAS 32/39	(4.2)	—	(4.2)
At 1 November 2005	48.7	1.8	50.5
Provided in the year	42.3	—	42.3
Unwinding of discounted amount	3.6	—	3.6
Costs incurred	(47.9)	—	(47.9)
Exchange movements	(0.7)	—	(0.7)
At 31 October 2006	**46.0**	**1.8**	**47.8**

Of the aircraft maintenance provisions, £17.6m (2005: £21.3m) are estimated to be payable in less than one year.

Aircraft maintenance

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and other aircraft components. The provision is based on total anticipated costs and intervals between maintenance events. It is calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours operated, cycles flown and the passage of time, and by reference to the length of the full overhaul cycle and the life cycle of each asset within the business.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

23. Other non-current liabilities

	2005	2006
	£m	£m
Deferred and contingent consideration (note 13(b))	11.2	**17.7**
Accruals and deferred income	14.1	**22.4**
	25.3	**40.1**

24. Share capital and reserves

(a) Share capital

	2005	2006
	£m	£m
Authorised		
800,000,000 (2005: 800,000,000) ordinary shares of 3p each	24.0	**24.0**
Allotted, called up and fully paid		
530,230,326 (2005: 529,658,730) ordinary shares	15.9	**15.9**

The Company issued 571,596 new ordinary shares in the year, with none of these shares being in respect of acquisitions. The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	403,359
Savings Related Share Option Scheme	168,237
	571,596

The share premium arising on the above issues was £0.5m.

(b) Capital and reserves

	Share capital	Share premium	Other reserve	Retained earnings	Equity holders of parent	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 November 2004	**215.3**	**239.8**	**162.9**	**(184.4)**	**433.6**	**0.2**	**433.8**
Share-based payment	—	—	—	3.3	3.3	—	3.3
Shares issued	0.1	1.7	—	—	1.8	—	1.8
Amortised issue costs	—	—	—	0.1	0.1	—	0.1
Redemption of preference share capital	(199.5)	—	199.5	(199.5)	(199.5)	—	(199.5)
Realisation of merger reserve	—	—	(22.5)	22.5	—	—	—
Total recognised (expense)/ income for the year	—	—	(2.1)	77.3	75.2	0.2	75.4
Ordinary dividends	—	—	—	(28.6)	(28.6)	—	(28.6)
Preference dividends	—	—	—	(10.0)	(10.0)	—	(10.0)
Minority interest dividend	—	—	—	—	—	(0.1)	(0.1)
At 31 October 2005	**15.9**	**241.5**	**337.8**	**(319.3)**	**275.9**	**0.3**	**276.2**
Transition adjustments on adoption of IAS 32 and 39	—	—	4.4	(4.7)	(0.3)	—	(0.3)
Restated at 1 November 2005	**15.9**	**241.5**	**342.2**	**(324.0)**	**275.6**	**0.3**	**275.9**
Share-based payment	—	—	—	6.1	6.1	—	6.1
Shares issued	—	0.5	—	(0.3)	0.2	—	0.2
Total recognised (expense)/ income for the year	—	—	(45.8)	79.5	33.7	0.3	34.0
Ordinary dividends	—	—	—	(34.5)	(34.5)	—	(34.5)
Minority interest dividend	—	—	—	—	—	(0.2)	(0.2)
Minority interest acquired	—	—	—	—	—	0.5	0.5
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**

Other reserves are analysed as follows:

	Capital reserve	Merger reserve	Foreign exchange reserve	Hedging reserve	Total
	£m	£m	£m	£m	£m
At 1 November 2004	**1.9**	**161.0**	**—**	**—**	**162.9**
Redemption of preference share capital	199.5	—	—	—	199.5
Realisation of merger reserve	—	(22.5)	—	—	(22.5)
Total recognised expense for the year	—	—	(2.1)	—	(2.1)
At 31 October 2005	**201.4**	**138.5**	**(2.1)**	**—**	**337.8**
Transition adjustments on adoption of IAS 32 and 39	—	—	—	4.4	4.4
Restated at 1 November 2005	**201.4**	**138.5**	**(2.1)**	**4.4**	**342.2**
Total recognised expense for the year	—	—	(3.7)	(42.1)	(45.8)
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2006 is £232.3m (2005: £232.3m) against which Section 131 merger relief of £40.6m (2005: £40.6m) has been deducted.

25. Financial instruments

As set out in note 1, the Group has adopted IFRS 7, IAS 32 and IAS 39, only with effect from 1 November 2005. The comparative financial information in these financial statements does not therefore comply with IFRS 7, IAS 32 and IAS 39 as the Group has elected to apply the transitional rules permitted by IFRS 1 and has not restated prior years. Comparative disclosures for the year ended 31 October 2005 have been prepared under UK GAAP FRS 13 and are set out in part (ii) of this note.

(i) Disclosures for the year ended 31 October 2006

(a) Treasury risk analysis

The Group has exposure to the following risks from its use of financial instruments: market risk (in respect of changes in foreign exchange rates, fuel prices and interest rates), liquidity risk (in respect of the Group's ability to meet its liabilities) and credit risk (in respect of recovery of amounts owing to the Group).

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency risk arises on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities. It is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group loan and cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

During the year, the Financial Risk Management Committee (FRMC) managed the governance of financial risk. The Committee, which was created in 2005, reports to the Board of Directors and to the Audit Committee and is made up of the relevant senior business employees and technical experts within the Group. Incorporated within the terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument used to

manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

(b) Currency risk management

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities (which are principally Sterling, Canadian dollars, Euros and US dollars).

The Group publishes its consolidated financial statements in Sterling and as a result, it is also subject to foreign currency exchange translation risk in respect of the results and underlying net assets of its foreign operations.

The Group hedges its foreign currency exposures season-by-season, with each season comprising a six-month period. At the start of a season the Group will have hedged substantially all of its foreign currency exposure (forecast sales and purchases and related assets and liabilities) for that season, using forward exchange contracts, most with a maturity of less than one year from the reporting date. When necessary, forward contracts are rolled over at maturity.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by undertaking fair value hedges to address imbalances. Fair value hedges are principally undertaken in respect of non-Sterling denominated airline maintenance provision balances, loan balances and deposits.

The following significant exchange rates (excluding the impact of hedged transactions) applied during the current and prior year:

	Average rate		Mid-spot rate	
	Year ended 31 October 2005	Year ended 31 October 2006	31 October 2005	31 October 2006
US Dollar	1.844	**1.815**	1.776	**1.908**
Euro	1.457	**1.462**	1.478	**1.494**
Canadian Dollar	2.263	**2.052**	2.091	**2.141**

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars.

The table below shows Group companies' net financial assets and liabilities held in currencies other than their functional currency at 31 October 2006, analysed by functional currency:

	Non-functional financial assets and liabilities								
	Sterling	Euro	US Dollar	Canadian Dollar	Thai Baht	Australian Dollar	Swiss Franc	Other	2006 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of Group entities									
Sterling	—	(49.4)	(60.1)	1.6	1.4	3.3	2.3	(1.4)	**(102.3)**
Canadian Dollars	—	—	1.7	—	—	—	—	—	**1.7**
Euro	7.3	—	(1.1)	—	—	—	—	0.1	**6.3**
US Dollars	(0.6)	0.1	—	0.2	—	—	—	—	**(0.3)**
Other	0.6	(1.3)	3.8	(0.2)	—	—	—	0.8	**3.7**
Total	7.3	(50.6)	(55.7)	1.6	1.4	3.3	2.3	(0.5)	**(90.9)**

(c) Interest rate risk

The Group has an exposure to interest rate risk arising principally on changes in Sterling, US Dollars, Euro and Canadian Dollar interest rates.

To manage interest rate risk, the Group manages its proportion of fixed to variable borrowings within limits approved by the Board, primarily through the Financial Risk Management Committee. The profile of the fixed rate to floating rate borrowings is maintained on a minimum of 50 per cent. of interest expense and 75 per cent. of operating leases being fixed to the end of all seasons on sale.

An analysis of net borrowings and interest rates as at 31 October 2006 is as follows:

	Earlier of maturity and repricing date							
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Weighted average interest rate
	£m	£m	£m	£m	£m	£m	£m	
Fixed rate								
Secured bank loans	—	0.6	1.7	2.1	6.8	—	11.2	6.0%
Unsecured bank loans	—	—	52.8	—	—	—	52.8	6.0%
Unsecured loan notes	0.8	3.9	0.9	—	—	—	5.6	5.0%
Finance leases	—	1.1	1.3	1.3	0.9	0.9	5.5	6.2%
Floating rate								
Secured bank loans	14.6	—	—	—	—	—	14.6	6.5%
Unsecured bank loans	189.4	—	—	—	—	—	189.4	5.7%
Finance leases	1.7	—	—	—	—	—	1.7	8.1%
Net borrowings	206.5	5.6	56.7	3.4	7.7	0.9	280.8	

Fixed rate and floating rate financial liabilities comprise loans and obligations under finance leases. The split of fixed and floating rate borrowings is after taking into account interest rate protection.

The Group also has aircraft operating leases that vary with market interest rates. At 31 October 2006, the future commitment under these leases was £70.2m. The variation in leases is hedged using interest rate swaps and forward rate agreements extending over a maximum of 1.5 years.

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model.

(d) Credit risk

The carrying amount of financial assets represents the maximum credit exposure. Except as noted below, the Group has no significant concentration of credit risk arising from trading activities, either with individual entities or by geographical area.

Cash and cash equivalents and other liquid resources principally comprise money market deposits and other short-term investments. The investments are with counterparties with a strong long-term credit rating. At 31 October 2006, approximately 62 per cent. of the Group's unrestricted cash and cash equivalents were invested with counterparties based in the United Kingdom.

Within the UK, the Group has, from time to time, significant short-term credit exposure from receivables from other major tour operators and travel agents.

In addition, the Group makes prepayments for hotel accommodation. Whilst such prepayments do not meet the definition of a financial asset under IAS 39, such prepayments give rise to a risk similar to credit risk due to the inherent risk of the Group not recovering the prepayment through full delivery of the related goods and services. Prepayments from time to time can concentrate risk with specific counterparties which are based overseas.

The carrying amount of prepayments (which are presented within current and non-current assets) forms the maximum credit exposure, before taking into account any security or collateral held by the Group. Where appropriate, the Group obtains security collateral over the related

accommodation property, to mitigate credit risk. At 31 October 2006, prepaid accommodation which is recoverable after more than one year was £65.2m.

(e) Capital management

The Board's policy is to maintain a strong capital base in order to maintain investor, creditor and market confidence and to sustain future development of the business.

From time to time the Group purchases its own shares on the market. The timing of these purchases depends on market prices. The shares are intended to be used for issuing shares under the Group's share option programmes. There is not a specific share buy back plan.

There were no changes to the Group's approach to capital management in the year.

(f) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed circumstances.

As at 31 October 2006 the Group had available undrawn committed borrowing facilities of £198.8m, comprising letters of credit, guarantees and revolving, floating rate credit facilities for cash borrowings. Any non-compliance with covenants underlying the Groups financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements. The Group was in full compliance with its financial covenants throughout each of the periods presented.

The Group had available undrawn committed bank facilities as follows:

	2006
	£m
Expiring:	
Within one year	—
In more than one year but less than five years	198.8
	198.8

Subsequent to the year-end, the Group has undertaken a new £28m secured bank loan facility with Royal Bank of Scotland which is secured over property, plant & equipment.

Information regarding the contractual maturities of financial liabilities can be found in note 20 to the historical financial information. The actual repayment of revolving credit facility cash flows will vary. The timing reflected in the table is based on the maximum duration and availability of the facility agreement.

(g) Analysis of total financial liabilities and financial assets

The tables below set out the Group's IAS 39 classification for each of its financial assets and liabilities at 31 October 2006.

	Held for trading	Available for sale	Loans and receivables	Amortised cost	Total carrying value
	£m	£m	£m	£m	£m
Trade investments	—	0.6	—	—	0.6
Cash and cash equivalents	—	177.5	—	—	177.5
Borrowings due within one year	—	—	—	(8.6)	(8.6)
Borrowings due after more than one year	—	—	—	(272.2)	(272.2)
Derivative assets	1.6	—	—	—	1.6
Derivative liabilities	(62.5)	—	—	—	(62.5)
Other financial assets	—	—	273.4	—	273.4
Other financial liabilities	—	—	—	(647.0)	(647.0)
	(60.9)	178.1	273.4	(927.8)	(537.2)

Derivatives held for trading under IAS 39 are all accounted for under cash flow or fair value hedges.

Other financial assets comprise trade receivables and other debtors which are receivable within and after more than one year. Other financial liabilities comprise trade payables and accruals which are payable within and after more than one year.

All derivatives are held within hedging relationships. Speculative positions are not undertaken.

(h) Fair values of financial assets and financial liabilities

The fair values of financial assets and liabilities, together with carrying amounts shown in the balance sheet at 31 October 2006, are as follows:

	Carrying amount	Fair value
	£m	£m
Other investments	0.6	0.6
Cash and cash equivalents	177.5	177.5
Trade receivables	273.4	273.4
Interest rate swaps used for hedging—liabilities	(0.1)	(0.1)
Forward exchange contracts used for hedging		
—assets	1.6	1.6
—liabilities	(48.4)	(48.4)
Swaps for energy purchases	(14.0)	(14.0)
Bank loans	(215.2)	(215.1)
Eurobond loan	(52.8)	(53.1)
Loan notes	(5.6)	(5.5)
Finance lease liabilities	(7.2)	(7.2)
Trade and other payables	(619.7)	(619.7)
Other long-term liabilities	(27.3)	(27.3)
	(537.2)	(537.3)
Unrecognised loss		**(0.1)**

The fair value of forward rate agreements is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of fuel swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current fuel prices.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

The fair value of trade receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

The fair value of non-derivative financial liabilities is based on the present value of future principal and interest cash flows discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(i) Derivative instruments

At 31 October 2006 the fair value and notional amount of the Group's derivative financial assets and liabilities was as follows:

	Assets		Liabilities		Total	
Cash flow hedges	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount
	£m	£m	£m	£m	£m	£m
Interest rate swaps	—	—	(0.1)	(126.0)	(0.1)	(126.0)
Foreign exchange forwards	0.6	73.1	(40.2)	(974.6)	(39.6)	(901.5)
Energy swaps	—	1.1	(14.0)	(105.7)	(14.0)	(104.6)
	0.6	74.2	(54.3)	(1,206.3)	(53.7)	(1,132.1)
Fair value hedges						
Foreign exchange forwards	1.0	93.3	(8.2)	(212.2)	(7.2)	(118.9)
Total at 31 October 2006	**1.6**	**167.5**	**(62.5)**	**(1,418.5)**	**(60.9)**	**(1,251.0)**

The maturity profile of these derivative financial assets and liabilities was as follows:

	Maturity profile		
	Within 1 year	1-2 years	Total
	£m	£m	£m
Derivative financial assets			
Foreign exchange forwards	1.6	—	1.6
Derivative financial liabilities			
Interest rate swaps	—	(0.1)	(0.1)
Foreign exchange forwards	(44.0)	(4.4)	(48.4)
Energy swaps	(14.0)	—	(14.0)
	(58.0)	(4.5)	(62.5)
Total at 31 October 2006	**(56.4)**	**(4.5)**	**(60.9)**

The following table indicates the periods in which the cash flows associated with derivatives (which are principally cash flow hedges) are expected to occur. The cash flows are expected to impact profit and loss on a similar time profile:

	Maturity profile			
	Within 1 year	1-2 years	2-3 years	Total
	£m	£m	£m	£m
Derivative financial assets				
Foreign exchange forwards	146.7	19.7	—	166.4
Energy swaps	1.1	—	—	1.1
	147.8	**19.7**	**—**	**167.5**
Derivative financial liabilities				
Interest rate swaps	(35.7)	(90.3)	—	(126.0)
Foreign exchange forwards	(903.4)	(278.2)	(5.3)	(1,186.9)
Energy swaps	(105.6)	—	—	(105.6)
	(1,044.7)	(368.5)	(5.3)	(1,418.5)
Total at 31 October 2006	**(896.9)**	**(348.8)**	**(5.3)**	**(1,251.0)**

No ineffectiveness has been recognised in the income statement for the year ended 31 October 2006.

(j) Amounts recognised directly in equity

The following amounts have been recognised in equity during the year:

	2006
	£m
Hedging reserve	
Effective portion of changes in fair value of cash flow hedge	(55.1)
Fair value of cash flow hedges recycled to profit and loss	(5.1)
	(60.2)
Translation reserve	
Foreign currency translation differences for foreign operations	(3.7)
Net charge to equity	(63.9)

(k) Sensitivity analysis

The sensitivity analysis is for illustrative purposes only.

Interest rate risk

The Group has used a sensitivity analysis technique that measures the estimated change to the income statement and equity of a 1 per cent. (100 basis points) difference in market interest rates from the rates applicable at 31 October 2006, with all other variables remaining constant.

The sensitivity analysis includes the following assumptions:

- Change in market interest rates only affect interest income or expense of variable financial instruments.
- Changes in market interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at fair value.
- Changes in market interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.
- Changes in the fair value of derivative financial instruments and other financial assets or liabilities are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

	Income statement		Equity (before tax)	
31 October 2006 Variable rate instruments	100bp increase	100bp decrease	100bp increase	100bp decrease
	£m	£m	£m	£m
Variable rate instruments	(2.9)	2.9	—	—
Fixed rate instruments	—	—	—	—
Interest rate swaps	—	—	0.5	0.8
	(2.9)	2.9	0.5	0.8

Currency risk

The currency risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10 per cent. strengthening or weakening of Sterling against all exchange rates, profit before tax would have increased by £5.0m or reduced by £4.1m, respectively (principally relating to the translation of the income statement of overseas subsidiaries). Equity (before tax) would have increased by £15.3m or decreased by £12.5m, respectively.

Energy risk—Fuel

The fuel risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10 per cent. increase or decrease in the unit price of fuel, profit before tax would neither increase or decrease materially, because of the fuel price hedging policy. Equity (before tax) would increase by £9.2m, or decrease by £9.2m, respectively.

(ii) Comparative disclosures under UK GAAP (FRS 13) for the year ended 31 October 2005

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2005		
	Floating rate	Non-interest bearing	Total
	£m	£m	£m
Financial assets			
Sterling	33.7	7.3	41.0
Canadian Dollars	30.0	—	30.0
Euro	28.9	1.3	30.2
US Dollars	20.0	—	20.0
Other	4.9	—	4.9
Total	**117.5**	**8.6**	**126.1**

Floating rate financial assets comprise cash and current asset investments, which attract interest rates of between 1.5 per cent. and 4.5 per cent. and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2005			
	Fixed rate	Floating rate	Non-interest bearingTotal	
	£m	£m	£m	£m
Financial liabilities				
Sterling	28.2	69.7	3.8	101.7
Canadian Dollars	—	—	2.8	2.8
Euro	4.6	4.7	3.1	12.4
US Dollars	—	—	19.3	19.3
Total	**32.8**	**74.4**	**29.0**	**136.2**

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings at 31 October 2005 is 5.2 per cent. and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings at 31 October 2005 is 5.8 per cent. and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9 per cent. and 1.65 per cent. at 31 October 2005.

Euro: EURIBOR plus a margin between 1.5 per cent. and 1.65 per cent. or RIBOR plus a margin between 0.25 per cent. and 0.85 per cent. at 31 October 2005.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005
	£m
Within one year	91.1
In more than one year but less than five years	36.9
More than five years	8.2
	136.2

(c) Fair value of derivative financial instruments

	2005	
	Book value	Fair value
	£m	£m
Fair values		
Financial instruments		
Financial assets	126.1	126.1
Financial liabilities	(136.2)	(136.2)
	(10.1)	(10.1)
Derivative financial instruments		
Interest rate swaps and forward rate agreements	—	(0.1)
Foreign currency transactions	—	3.2
Fuel derivatives	—	1.0
	(10.1)	(6.0)
Difference between book and fair value		**4.1**

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

	2005		
	Gains	Losses	Net
	£m	£m	£m
Unrecognised gains and losses			
Total unrecognised gains/(losses) at 1 November	43.2	(40.1)	3.1
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3
Total unrecognised gains/(losses) at 31 October	23.0	(18.9)	4.1
Of which:			
Due to be recognised within one year	21.3	(15.6)	5.7
Due to be recognised after one year	1.7	(3.3)	(1.6)
	23.0	(18.9)	4.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in

currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

Functional currency	Sterling	Euro	US Dollar	Canadian Dollar	Thai Baht	Australian Dollar	Swiss Franc	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9
Canadian Dollars	—	—	7.7	—	—	—	—	—	7.7
Euro	0.9	—	(0.1)	0.1	—	—	1.3	2.2	4.4
US Dollars	—	1.1	—	0.7	—	—	—	0.3	2.1
Total	**0.9**	**33.4**	**21.7**	**2.1**	**1.4**	**2.8**	**0.4**	**11.4**	**74.1**

26. Movements in cash and net funds

	31 October 2005	Cash movement	Finance leases	Foreign exchange	Arising on acquisition	Adoption of IAS 32 and 39	31 October 2006
	£m	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	125.3	54.9	—	(2.7)	—	—	177.5
Bank overdrafts	(19.9)	19.9	—	—	—	—	—
Movements in cash and cash equivalents	105.4	74.8	—	(2.7)	—	—	177.5
Bank loans and loan notes	(68.4)	(186.4)	—	(2.7)	(18.1)	2.0	(273.6)
Finance leases	(18.9)	17.7	(1.6)	(2.2)	(3.6)	1.4	(7.2)
Net (debt)/funds	18.1	(93.9)	(1.6)	(7.6)	(21.7)	3.4	(103.3)

27. Acquisitions, continuing and discontinuing operations contributions to Group cash flows

	Continuing operations	Acquisitions	Total
	£m	£m	£m
Net cash generated from/(absorbed by) operations	118.0	(2.7)	115.3
Net cash flow from operating activities	(33.3)	0.5	(32.8)
Net cash flow from investing activities	(144.8)	2.8	(142.0)
Net cash flow from financing activities	150.3	(16.0)	134.3
Increase/(decrease) in cash in the year	**90.2**	**(15.4)**	**74.8**

The acquisitions column reflects cash flows arising from post acquisition trading of acquired businesses.

28. Operating lease commitments

Group obligations under operating lease contracts are as follows:

	Land and buildings 2005	Aircraft, yachts and equipment 2005	Land and buildings 2006	Aircraft, yachts and equipment 2006
	£m	£m	£m	£m
Total commitments under non-cancellable operating leases expiring:				
Within one year	5.5	2.9	**5.2**	**7.5**
Between one and five years	20.5	110.9	**34.8**	**183.7**
Thereafter	256.2	221.1	**249.5**	**103.4**
	282.2	334.9	**289.5**	**294.6**

29. Capital commitments

	2005	2006
	£m	£m
Contracted but not provided for	4.1	5.1
Authorised but not contracted or provided for	5.6	10.6
	9.7	15.7

In addition to the above items, the Group has contracted to purchase twelve Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$1,160.0m.

Sunshine Cruises Limited, a joint venture with Royal Caribbean Cruises Ltd. had no capital commitments in 2006 (2005: £1.6m).

30. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate. The Directors consider that adequate provision has been made for all known liabilities.

31. Related party transactions

Simón Barceló is a Director and shareholder of the Barceló Corporación Empresarial SA (BCE) Group of companies. During the last 12 months the Group spent approximately £12.5m (2005: £12.8m) on hotel accommodation with BCE.

At 31 October 2006 the Group owed BCE £1.0m for such accommodation (2005: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £0.7m at 31 October 2006 (2005: £nil) and the Group earned total commissions of £21.8m in the year (2005: £3.5m) from these businesses.

Susan Hooper is Senior Vice President, International Managing Director, Royal Caribbean and Celebrity Cruises International.

Royal Caribbean Cruises Ltd. (RCCL) is First Choice's joint venture partner in Sunshine Cruises Limited. The Group earned commission of £2.2m (2005: £2.2m) during the year selling Royal Caribbean Cruises.

During the year, the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £2.0m (2005: £3.0m). The balance outstanding as at 31 October 2006 is £nil (2005: £nil).

(b) the Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.5m (2005: £0.4m). There is an outstanding balance of £2.4m (2005: £2.6m) within creditors as at 31 October 2006.

The compensation paid in respect of key management personnel was as follows:

	2005	2006
	£m	£m
Short-term employee benefits	5.0	5.2
Post-retirement benefits	0.8	0.9
Share based payments	1.7	3.2
	7.5	9.3

Directors' remuneration of £3.4m (2005: £3.5m) is included within these amounts. The balance relates to key management personnel other than Directors. All the above amounts are included within employee costs (note 5).

All related party transactions were on ordinary commercial terms incurred in the normal course of the Group's business.

32. Key accounting estimates and judgments

Accounting policies

The preparation of consolidated financial statements under Adopted IFRSs requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent asset and liabilities and the reported amount of revenue and expenses during the year. The Group evaluates its estimates and assumptions on an on-going basis. Such estimates and judgments are based upon historical experience and other factors it believes to be reasonable under the circumstances.

Management has discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the applications of these policies and estimates.

The most important estimates and judgments are:

Goodwill carrying value

A full impairment review has been performed of all goodwill balances held across the Group on a cash generating unit basis. The impairment review is performed on a "value-in-use" basis, which requires estimation of future net operating cash flows and the time period over which they will occur. Further details are given in note 10.

Other asset carrying values

Management annually assesses the carrying value of all material assets across the Group. Key judgment areas include the carrying values of prepaid accommodation and of ships, yachts and motorboats as they are based on estimated future cash flows.

Business combinations

Judgment and estimation is required in the valuation of separable assets and liabilities on acquisitions. In particular, judgment is required in the identification and valuation of separable intangible assets, being brands, orders books and customer databases, and the useful economic lives assigned.

Defined benefit pension plans

A qualified independent actuary undertakes the estimation of the present value of the Group's obligations under defined benefit pension schemes using assumptions taken from a range of possible actuarial assumptions. These assumptions may not be borne out in practice, especially due to the long timescales involved. The valuation of scheme assets is based on the fair value at the balance sheet date. As these assets are not intended to be sold in the short-term, their value may change significantly prior to realisation.

Derivative financial instruments

Judgment is required in the assessment of cash flow hedge accounting and in the assessment of the probability of forecast transactions, both at hedge inception and during the period over which hedge accounting is adopted. The value of derivative financial instruments is also judgmental.

External valuations from financial institutions are undertaken to support the carrying value of such items.

Aircraft maintenance provisions

Details in respect of the estimation of aircraft maintenance provisions are given in note 22 and the accounting policy is disclosed in note 1(S).

Taxation

The Group has, from time to time, contingent tax liabilities arising from trading and corporate transactions in the UK and overseas jurisdictions. After taking appropriate external advice, the Group makes provision for these liabilities based on the probable level of economic loss that may be incurred and which is reliably measurable.

33. Explanation of transition to Adopted IFRSs

As stated in note 1, these are the Group's first consolidated financial statements prepared in accordance with Adopted IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 October 2006, the comparative information presented in these financial statements for the year ended 31 October 2005 and in the preparation of an opening IFRS balance sheet at 1 November 2004 (the Group's date of transition).

In preparing the opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to Adopted IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables. Where further adjustments have been made to conform with the accounting policies of TUI Travel PLC these have been separately identified.

Reconciliation of equity

	Note	UK GAAP 31 October 2004	Effect of transition	IFRS 1 November 2004	UK GAAP 31 October 2005	Effect of transition	IFRS 31 October 2005
		£m	£m	£m	£m	£m	£m
Non-current assets							
Property, plant and equipment	A,B	288.7	(12.5)	276.2	305.8	(21.8)	284.0
Intangible assets	A,P	376.4	10.4	386.8	425.5	34.5	460.0
Investments in joint venture and associate	C	33.8	(0.9)	32.9	35.2	(0.7)	34.5
Other investments		0.8	—	0.8	0.8	—	0.8
Trade and other receivables	D	—	38.7	38.7	—	60.6	60.6
Deferred tax assets	E,F	—	38.8	38.8	—	49.8	49.8
		699.7	74.5	774.2	767.3	122.4	889.7
Current assets							
Inventories	R	—	—	—	—	9.8	9.8
Trade and other receivables	C,D,E,R	400.3	(113.3)	287.0	461.0	(155.2)	305.8
Trading investments		38.6	(38.6)	—	46.9	(46.9)	—
Cash and cash equivalents		253.7	38.6	292.3	78.4	46.9	125.3
Assets held for sale	B	—	2.1	2.1	—	9.0	9.0
		692.6	(111.2)	581.4	586.3	(136.4)	449.9
Total assets		1,392.3	(36.7)	1,355.6	1,353.6	(14.0)	1,339.6
Current liabilities							
Interest-bearing loans and borrowings	G	(7.4)	(6.2)	(13.6)	(56.9)	(16.4)	(73.3)
Trade and other payables	G,H,I,J,K,L	(727.7)	25.7	(702.0)	(833.5)	43.7	(789.8)
Provisions	M	—	(14.8)	(14.8)	—	(21.3)	(21.3)
Income tax payable		(25.5)	—	(25.5)	(28.4)	—	(28.4)
		(760.6)	4.7	(755.9)	(918.8)	6.0	(912.8)
Non-current liabilities							
Interest-bearing loans and borrowings	G	(38.7)	(19.3)	(58.0)	(31.4)	(2.5)	(33.9)
Employee benefits	N	—	(32.7)	(32.7)	—	(34.2)	(34.2)
Other long-term liabilities	G	(41.9)	19.3	(22.6)	(27.8)	2.5	(25.3)
Provisions	M,N	(63.8)	31.7	(32.1)	(73.0)	39.6	(33.4)
Deferred tax liabilities	E,F	—	(20.5)	(20.5)	—	(23.8)	(23.8)
Minority interests	O	(0.2)	0.2	—	(0.3)	0.3	—
		(144.6)	(21.3)	(165.9)	(132.5)	(18.1)	(150.6)
Total liabilities		(905.2)	(16.6)	(921.8)	(1,051.3)	(12.1)	(1,063.4)
Net assets		487.1	(53.3)	433.8	302.3	(26.1)	276.2
Equity							
Share capital		215.3	—	215.3	15.9	—	15.9
Share premium		239.8	—	239.8	241.5	—	241.5
Other reserves		154.4	8.5	162.9	333.9	3.9	337.8
Retained earnings		(122.4)	(62.0)	(184.4)	(289.0)	(30.3)	(319.3)
Total equity attributable to equity holders of the parent		487.1	(53.5)	433.6	302.3	(26.4)	275.9
Minority interest	O	—	0.2	0.2	—	0.3	0.3
Total equity	Q	487.1	(53.3)	433.8	302.3	(26.1)	276.2

Notes to the reconciliation of equity

(A) IAS 38, "Intangible assets", requires that computer software that is "not an integral part of the related hardware" be classified as an intangible asset. Accordingly, the carrying value of computer software of £10.4m at 1 November 2004 and £13.0m at 31 October 2005 has been re-classified from Property, Plant and Equipment to Intangible assets.

(B) Assets that meet the criteria for an asset held for sale under IFRS 5, "Assets held for sale and discontinued operations", should be re-classified as such in the balance sheet. This has led to re-classifications with a net book value of £2.1m at 1 November 2004 and £9.0m at 31 October 2005, relating to yachts, boats, properties and *fond de commerce*agreements.

(C) In line with IAS 38, "Intangible Assets", all prepaid advertising, marketing and other direct costs of selling holidays are required to be written off as incurred. Under UK GAAP the Group carried such costs on balance sheet, matching them to the season to which they related. This has led to a reduction in net assets of £69.9m at 1 November 2004 (including joint venture and associate £0.9m) and £70.3m at 31 October 2005 (including joint venture and associate £0.9m).

(D) Accommodation prepayments relating to a period outside of the current operating cycle have been re-classified from current to non-current receivables in accordance with IAS 1. The size of this adjustment was £38.7m at 1 November 2004 and £60.6m at 31 October 2005.

(E) Deferred tax assets and liabilities are required to be shown on the face of the balance sheet either separately or offset in accordance with IAS 12, "Taxation". At 1 November 2004, £5.6m of existing deferred tax assets have been re-classified from current receivables to non-current deferred tax assets and £15.0m of existing deferred tax liabilities have been re-classified from provisions to non-current deferred tax liabilities. These adjustments were £11.1m and £18.3m respectively at 31 October 2005.

(F) In line with IAS 12, "Taxation", £33.2m of new deferred tax assets and £5.5m of deferred tax liabilities, net £27.7m, were created upon transition to Adopted IFRSs at 1 November 2004. At 31 October 2005, new deferred tax assets of £38.7m and new deferred tax liabilities of £5.5m, net £33.2m, were created.

(G) Current finance lease liabilities of £6.2m have been re-classified from trade payables to interest bearing liabilities and £19.3m for other long-term liabilities to non-current interest bearing liabilities at 1 November 2004. Similar re-classifications of £16.4m and £2.5m respectively occurred at 31 October 2005.

(H) IAS 19, "Employee benefits", requires the Group to accrue for unused annual leave at each balance sheet date. An accrual of £4.0m has therefore been included within the Groups balance sheet at 1 November 2004 and 31 October 2005.

(I) Under Adopted IFRSs, dividends are only deducted from equity once the dividend is an unavoidable liability. At 1 November 2004, the interim dividend for the year ended 31 October 2004, of £9.0m, had not been paid and the proposed 2004 final dividend of £19.4m had not yet been approved by the shareholders. Under UK GAAP, these dividends were accrued as liabilities at 1 November 2004. This liability has been reversed under Adopted IFRSs.

Similarly, dividends totalling £34.4m, which had been accrued at 31 October 2005, have been reversed and added back to equity at that date.

(J) IFRS 2, "Share-based payments", requires that the fair value of share options issued to employees should be calculated and charged to the income statement over the vesting period. The IFRS 2 fair value charge calculated is less than the charge previously accrued by the Group, leading to a write back to accruals of £0.8m at 1 November 2004 and £2.8m at 31 October 2005.

(K) Lease incentives and reverse premiums should be accounted for over the life of the lease term under IFRS, as opposed to until the period of the first rent review under UK GAAP. The Group has therefore written back deferred income of £2.8m at 1 November 2004 and £2.9m at 31 October 2005 in line with recognising such incentives over the full lease term.

(L) The transition to Adopted IFRSs has the impact of decreasing net assets by £3.1m at 1 November 2004 and £4.5m at 31 October 2005 for other movements.

(M) Previously under UK GAAP the Group classified all aircraft maintenance provisions are being payable in greater than one year. Under Adopted IFRSs, £14.8m at 1 November 2004 and £21.3m at 31 October 2005 has been re-classified as being due to be paid within one year.

(N) IAS 19, "Employee benefits", requires that the Group's deficit in relation to defined benefit pension schemes is brought on balance sheet. At 1 November 2004, an existing provision of £1.9m has been increased by £30.8m to give a total liability of £32.7m. At 31 October 2005 a liability of £34.2m was recognised. Both of these liability balances were obtained via actuarial valuations.

(O) IFRS requires that minority interests be shown as part of equity as opposed to non-current liabilities under UK GAAP.

(P) Goodwill is no longer amortised under Adopted IFRSs, with effect from 1 November 2004, leading to a write back under Adopted IFRSs of £24.9m (including joint venture £0.2m). Offsetting this is £1.9m of amortisation relating to acquired intangible assets.

(Q) Total equity has been reduced by £53.3m at 1 November 2004 and £26.1m at 31 October 2005 in line with the above adjustments.

(R) Inventories and Trade and other receivables have been restated by £9.8m to present Inventories separately on the face of the balance sheet to conform with the accounting policies of TUI Travel.

A breakdown of these adjustments is:

	Note	1 November 2004	31 October 2005
		£m	£m
Prepaid advertising and marketing	C	(69.9)	(70.3)
Defined benefit pension liability	N	(30.8)	(38.2)
Holiday pay accrual	H	(4.0)	(4.0)
Dividend recognition	I	28.6	34.5
Share-based payments	J	0.8	2.8
Lease incentives	K	(2.8)	(2.9)
Taxation	F	27.7	33.2
Goodwill	P	—	24.9
Amortisation of business combination intangibles	P	—	(1.9)
Minority Interest	O	0.2	0.3
Other	L	(3.1)	(4.5)
Impact on net assets		(53.3)	(26.1)

Included in these reconciliations are further adjustments necessary to achieve Adopted IFRSs compared to the reconciliations published on 23 March 2006 and available from the "Media-Press Releases" section of the Group's website, *www.firstchoiceholidaysplc.com*.

These additional adjustments have had no impact on the Income Statement and are principally in respect of the recognition of 2004 and 2005 interim dividends.

The presentation of revenue and cost of sales under both UK GAAP and Adopted IFRSs has also been revised to more accurately reflect the nature of activities undertaken in the Online Destination Services Sector, where the Group acts as an intermediary between service provider and customer. This change has reduced the previously reported comparative ODS revenue and cost of sales by £137.0m each.

Reconciliation of equity at 1 November 2005 on implementation of IAS 32 and 39

	IFRS 31 October 2005	Effect of transition	IFRS 1 November 2005
	£m	£m	£m
Non-current assets			
Property, plant and equipment	284.0	—	284.0
Intangible assets	460.0	—	460.0
Investments in joint venture and associates	34.5	—	34.5
Other investments	0.8	—	0.8
Trade and other receivables	60.6	(8.3)	52.3
Deferred tax assets	49.8	2.1	51.9
	889.7	(6.2)	883.5
Current assets			
Inventories	9.8	—	9.8
Trade and other receivables	305.8	—	305.8
Derivative financial instruments	—	23.0	23.0
Cash and cash equivalents	125.3	—	125.3
Assets held for sale	9.0	—	9.0
	449.9	23.0	472.9
Total assets	1,339.6	16.8	1,356.4
Current liabilities			
Interest-bearing loans and borrowings	(73.3)	3.4	(69.9)
Derivative financial instruments	—	(18.9)	(18.9)
Trade and other payables	(789.8)	(3.9)	(793.7)
Provisions	(21.3)	—	(21.3)
Income tax payable	(28.4)	—	(28.4)
	(912.8)	(19.4)	(932.2)
Non-current liabilities			
Interest-bearing loans and borrowings	(33.9)	—	(33.9)
Employee benefits	(34.2)	—	(34.2)
Other long-term liabilities	(25.3)	—	(25.3)
Provisions	(33.4)	4.2	(29.2)
Deferred tax liabilities	(23.8)	(1.9)	(25.7)
	(150.6)	2.3	(148.3)
Total liabilities	(1,063.4)	(17.1)	(1,080.5)
Net assets	276.2	(0.3)	275.9
Equity			
Share capital	15.9	—	15.9
Share premium	241.5	—	241.5
Other reserves	337.8	4.4	342.2
Retained earnings	(319.3)	(4.7)	(324.0)
Total equity attributable to equity holders of the parent	275.9	(0.3)	275.6
Minority interest	0.3	—	0.3
Total equity	276.2	(0.3)	275.9

Notes to the reconciliation of equity at 1 November 2005 upon implementation of IAS 32 and 39

To adopt IAS 32 and IAS 39 within the balance sheet as at 1 November 2005, the following adjustments have been necessary:

- The recognition on balance sheet of the fair value of derivative financial assets of £23.0m and the fair value of derivative financial liabilities of £18.9m. Unrealised fair value gains of £6.3m on cash flow hedges are included within the hedging reserve. Unrealised fair value losses of £2.2m on fair value hedges are included within retained earnings. Under UK GAAP derivatives were held off balance sheet and were recognised at the time of the hedged transaction.
- IAS 21 requires that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date. Many businesses within the Group already translated at the closing spot exchange rate at each reporting date under UK GAAP. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to decrease net assets by £4.6m at 1 November 2005.

The total adjustment to net assets, after tax, has been recorded directly to equity and is summarised below:

	Derivative financial instrument	Translation at spot rate	Deferred tax impact	Total
	£m	£m	£m	£m
Non-current assets				
Trade and other receivables	—	(8.3)	—	(8.3)
Deferred tax assets	—	—	2.1	2.1
Current financial assets				
Derivative financial instruments	23.0	—	—	23.0
Current liabilities				
Trade and other payables	—	(3.9)	—	(3.9)
Finance leases	—	1.4	—	1.4
Loans	—	2.0	—	2.0
Derivative financial instruments	(18.9)	—	—	(18.9)
Non-current liabilities				
Provisions	—	4.2	—	4.2
Deferred tax liabilities	—	—	(1.9)	(1.9)
	4.1	**(4.6)**	**0.2**	**(0.3)**
Equity				
Cash flow hedging reserve	6.3	—	(1.9)	4.4
Retained earnings	(2.2)	(4.6)	2.1	(4.7)
	4.1	**(4.6)**	**0.2**	**(0.3)**

Derivative financial instruments at 1 November 2005 relate to forward foreign exchange contracts, interest rate swaps and fuel swaps. These instruments are used to reduce the exposure of the Group to movements in foreign exchange rates, interest rates and the price of fuel.

Reconciliation of income

	Note	Year 31 October 2005 UK GAAP	Effect of transition	Year 31 October 2005 IFRS	Effect of transition to TUI Travel policies	Year 31 October 2005 TUI Travel policies
		£m	£m	£m	£m	£m
Revenue	G,H	2,441.6	—	2,441.6	205.4	2,647.0
Cost of sales	G,H,I	(2,084.2)	0.8	(2,083.4)	(202.3)	(2,285.7)
Gross profit	E	357.4	0.8	358.2	3.1	361.3
Administrative expenses	A,B,F	(241.8)	(0.9)	(242.7)	—	(242.7)
Share of operating profit of joint venture and associate	C	2.8	(0.9)	1.9	—	1.9
Goodwill amortisation	D	(24.9)	24.9	—	—	—
Operating profit		93.5	23.9	117.4	3.1	120.5
Analysed as:						
Underlying operating profit		118.4	1.8	120.2	3.1	123.3
Amortisation of business combination intangibles		(24.9)	23.0	(1.9)	—	(1.9)
Taxation on profits of joint venture and associate		—	(0.9)	(0.9)	—	(0.9)
		93.5	23.9	117.4	3.1	120.5
Financial income	E	4.7	3.0	7.7	—	7.7
Financial expenses	E,I	(9.1)	(3.8)	(12.9)	(3.1)	(16.0)
Net financing expenses		(4.4)	(0.8)	(5.2)	(3.1)	(8.3)
Profit before tax		89.1	23.1	112.2	—	112.2
Taxation	B,F	(33.1)	1.2	(31.9)	—	(31.9)
Profit for the year		56.0	24.3	80.3	—	80.3
Attributable to:						
Ordinary shareholders		45.8	24.3	70.1	—	70.1
Preference shareholders		10.0	—	10.0	—	10.0
Minority interest		0.2	—	0.2	—	0.2
Profit for the year		56.0	24.3	80.3	—	80.3
Basic EPS		10.8p	2.7p	13.5p	—	13.5p
Diluted EPS		10.6p	2.6p	13.2p	—	13.2p

Notes to the reconciliation of income

Effect of transition

(A) In line with IFRS 2, "Share-based payments", the Group has calculated the expense to be charged to the income statement using binomial and simulation models. The fair value charged calculated by these is lower than the charge calculated using a UK GAAP basis, giving an upside of £0.8m in the year ending 31 October 2005.

(B) Amortisation of acquired intangible assets during the year was £1.9m.

(C) Under UK GAAP, taxation of profits from joint venture and associates is included with the normal taxation charge calculated on profit before tax. Under Adopted IFRSs, the tax charge for joint ventures and associates of £0.9m is offset against the profit from these businesses.

(D) Goodwill is no longer required to be amortised under IFRS 3. Instead, it is subject to an annual impairment review.

(E) In line with IAS 19, "Employee Benefits", the return on assets of defined benefit pension schemes is classed as financial income and the interest cost on the pension scheme liabilities is shown as a financial expense. Under UK GAAP the pension charge went through cost of sales.

(F) Other minor adjustments to the income statement were upsides of £0.2m in administrative expenses and £0.3m in the tax charge for the year.

(G) Revenue and cost of sales have been restated under both UK GAAP as set out in note 1 to the accounts.

Effect of changes to Accounting Policies to conform with TUI Travel

(H) Revenue and cost of sales have been restated by £205.4m to disclose commissions payable as cost of sales, as opposed to a deduction from revenue as applied under IFRSs as adopted by the Group.

(I) In line with IAS 37, "Provisions, contingent liabilities and contingent assets", the Group has discounted provisions where the time value of money is material. The unwinding of these provisions has been restated to reduce cost of sales and increase finance expenses by £3.1m.

Cash flow statement

There have no material changes between the cash flow statement presented under UK GAAP and that presented under Adopted IFRSs.

34. Principal operating subsidiaries

All the principal operating subsidiaries listed below were wholly owned and were consolidated at 31 October 2006. Principal operating subsidiaries are those which, in the opinion of the Directors, significantly affected the Group's results and net assets during the year. The Directors consider that those companies not listed are not significant in relation to the Group as a whole.

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return.

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	United Kingdom	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
First Choice Travel Shops (SW) Limited	United Kingdom	Travel agent
Adehy Limited*	Eire	Travel agent
Specialist Holidays Sector		
Citalia Holidays Limited	United Kingdom	Tour operator
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
First Choice Canada Inc	Canada	Tour operator
First Choice Austria GmbH	Austria	Tour operator
Bosphorus SA	Belgium	Tour operator
Groupe Marmara SAS	France	Tour operator
Tourinter SA	France	Tour operator
First Choice Deutschland GmbH	Germany	Tour operator
I Viaggi del Turchese Srl	Italy	Tour operator
First Choice Nederland BV*	Netherlands	Tour operator
Royal Vacaciones SA	Spain	Tour operator
Taurus Tours AG	Switzerland	Tour operator
StudentCity.com, Inc	USA	Tour operator
Boss Tours North America Inc	Canada	Tour operator
Les Services Educatours Mercier Inc	Canada	Tour operator

	Country	Nature of business
Les Tours Jumpstreet Tours Inc	Canada	Tour operator
School Voyageurs (Canada) Limited	Canada	Tour operator
Educational Tours, Inc	USA	Tour operator
EEFC, Inc	USA	Tour operator
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Travel Class Limited	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Sunsail Worldwide Sailing Limited	United Kingdom	Tour operator
Mariner International Travel, Inc	USA	Tour operator
The Moorings Limited	British Virgin Islands	Tour operator
Yachts International Limited	British Virgin Islands	Tour operator
Crown Blue Line Limited	United Kingdom	Tour operator
Porter and Haylett Limited*	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Adventures Worldwide Limited	United Kingdom	Tour operator
Peregrine Adventures Pty Ltd	Australia	Tour operator
FC Adventures Canada, Inc	Canada	Tour operator
MyPlanet International A/S	Denmark	Tour operator
Aventuria SA	France	Tour operator
Sawadee Amsterdam BV	Netherlands	Tour operator
Caradonna Caribbean Tours, Inc	USA	Tour operator
Country Walkers, Inc	USA	Tour operator
International Expeditions, Inc	USA	Tour operator
Intrav, Inc	USA	Tour operator
Park East Tours, Inc	USA	Tour operator
TCS Expeditions, Inc	USA	Tour operator
TRAVCOA Corporation	USA	Tour operator
Your Man Tours, Inc	USA	Tour operator
Clipper Cruise Line, Llc	USA	Cruise vessel operator
Peregrine Shipping Pty Ltd	Australia	Tour operator
Online Destination Services Sector		
Barceló Destination Services SLU	Spain	Destination services
Hotelbeds USA, Inc	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds SLU	Spain	Online accommodation
Hotelopia SL	Spain	Online accommodation
Pacific World Limited	Hong Kong	Destination services
Hotelbeds (Shanghai) Commercial Services Co., Limited	People's Republic of China	Destination services
Pacific World Singapore Pte Limited	Singapore	Destination services

35. Directors' remuneration

	2005			2006					
	Total emoluments	Pension contributions	Total	Salary/ fees	Benefits in kind	Performance bonuses	Total emoluments	Pension contributions	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Non-Executive Chairman									
Sir Michael Hodgkinson	162	—	162	170	—	—	170	—	170
Executive Directors									
Peter Long	1,231	300	1,531	636	40	636	1,312	318	1,630
Paul Bowtell	788	75	863	350	14	306	670	96	766
Dermot Blastland	677	88	765	364	26	136	526	93	619
Other Non-Executive Directors									
Simón Barceló	33	—	33	33	—	—	33	—	33
Tony Campbell	38	—	38	38	—	—	38	—	38
Clare Chapman	38	—	38	38	—	—	38	—	38
Bill Dalton(1)	35	—	35	33	—	—	33	—	33
Susan Hooper(2)	21	—	21	33	—	—	33	—	33
Jeremy Hicks(2)	25	—	25	38	—	—	38	—	38
Giles Thorley(3)	—	—	—	25	—	—	25	—	25
Resigned									
Terry Green	14	—	14	—	—	—	—	—	—
Richard Fain	14	—	14	—	—	—	—	—	—
Totals	3,076	463	3,539	1,758	80	1,078	2,916	507	3,423

(1) Bill Dalton received £2,000 of his 2004 fees in 2005 as an arrears payment.

(2) Jeremy Hicks and Susan Hopper were appointed during 2005.

(3) Giles Thorley was appointed in February 2006.

The Executive Directors have each elected to defer 50 per cent. (2005: 50 per cent.) of the annual bonus entitlement for the year ended 31 October 2006 under the terms of the Deferred Annual Bonus Scheme.

Interests in shares and options at 31 October 2006

The interests of Directors in the share capital of First Choice Holidays PLC are set out below:

	Ordinary shares		Options				*Share awards			
	31 October 2005	31 October 2006	31 October 2005	Granted	Exercised	31 October 2006	31 October 2005	Granted	Exercised	31 October 2006
Sir Michael Hodgkinson	20,000	20,000	—	—	—	—	—	—	—	—
Peter Long	**2,102,761	**2,103,645	1,787,000	—	—	1,787,000	1,793,888	931,737	—	2,725,625
Paul Bowtell	10,212	**11,253	—	—	—	—	577,442	419,849	—	997,291
Dermot Blastland	**452,800	**333,684	829,134	—	—	829,134	790,988	453,054	—	1,244,042
Simón Barceló***	59,131,390	32,641,680	—	—	—	—	—	—	—	—
Tony Campbell	38,476	39,661	—	—	—	—	—	—	—	—
Clare Chapman	—	—	—	—	—	—	—	—	—	—
Bill Dalton	—	—	—	—	—	—	—	—	—	—
Jeremy Hicks	—	—	—	—	—	—	—	—	—	—
Susan Hooper	—	—	—	—	—	—	—	—	—	—
Giles Thorley	—	25,000	—	—	—	—	—	—	—	—

* Includes shares awarded under the Restricted Share Plan, Performance Share Plan and Deferred Share Bonus Plan.

** Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan.

*** Simón Barceló's interest in 32,625,919 shares is held through his 6.15 per cent. (2005: 11.16 per cent.) shareholding in Barceló Corporación Empresarial SA and its wholly-owned subsidiary Barceló Cruceros Maritimos SL (2005: 59,115,629 shares).

Share awards/options exercised during the year

No shares were exercised under any of the various plans during the year and therefore there were no gains on the exercise of shares by Directors during the year.

Share awards/options granted and outstanding at 31 October 2006

Share options and awards granted to the Executive Directors and outstanding at the 31 October 2006 under the Performance Share Plan, Deferred Annual Bonus Scheme, Restricted Share Plan and the Senior Executive Plan are set out below.

	Number of shares	Grant date	Option exercise price (p)	Date next exercisable	*Final lapse date
Peter Long					
Performance Share Plan	277,427	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	87,241	14 December 2005	N/A	14 December 2007	14 December 2007
	43,621	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	523,448	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Performance Share Plan	114,504	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	40,713	14 December 2005	N/A	14 December 2007	14 December 2007
	20,356	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	244,276	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	419,548	13 October 2004	N/A	31 October 2007	23 January 2008
	157,894	14 December 2004	N/A	31 October 2007	19 February2008
Dormot Blastland					
Performance Share Plan	119,084	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	44,529	14 December 2005	N/A	14 December 2007	14 December 2007
	22,265	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	267,176	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	.N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2008
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	.9 December 2008	9 December 2010

* In accordance with the amendments to the Restricted Share Plan approved by the shareholders.

During the year to 31 October 2006, the price of the Company's ordinary shares ranged between 196p and 260.5p and the mid closing price on 31 October 2006 was 225.25p.

On 1 November 2006, the following shares were allocated to the Directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	104
Tony Campbell	390

Interests in shares and options at 31 October 2005

The interests of Directors in the share capital of First Choice Holidays PLC are set out below:

	Ordinary shares		Options				Restricted shares			
	31 October 2005	31 October 2004	31 October 2005	Granted	Exercised	31 October 2004	31 October 2005	Granted	Exercised	31 October 2004
Sir Michael Hodgkinson	20,000	20,000	—	—	—	—	—	—	—	—
Peter Long	*2,102,761	*1,896,887	1,787,000	—	—	1,787,000	1,793,888	372,799	465,355	1,886,444
Paul Bowtell	10,212	10,000	—	—	—	—	577,442	157,894	—	419,548
Dermol Blastland	*452,800	*405,445	829,134	—	20,242	849,376	790,988	172,697	89,502	707,793
Simón Barceló**	59,131,390	111,922,319	—	—	—	—	—	—	—	—
Tony Campbell	38,476	37,200	—	—	—	—	—	—	—	
Clare Chapman	—	—	—	—	—	—	—	—	—	—
Bill Dalton	—	—	—	—	—	—	—	—	—	
Jeremy Hicks	—	—	—	—	—	—	—	—	—	—
Susan Hooper	—	—	—	—	—	—	—	—	—	—

* Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan

** Simon Barceló's interest in 59,115,629 shares is held through his 11.16 per cent. (2004: 24.4 per cent.) shareholding in Barceló Corporación Empresarial SA (2004: 111.906,558).

Share options exercised during the year to 31 October 2005

	Share scheme	Date option exercised	Number of options exercised	Share price at date of exercise (p)	Exercise Price (p)	Gain on exercise £
Peter Long	Restricted Share Plan	23 December 2004	310,631	151.70	N/A	471,227
		18 April 2005	39,423	174.50	N/A	68,793
		05 October 2005	115,301	200.05	N/A	230,660
Dermot Blastland	Restricted Share Plan	24 December 2004	74,865	151.70	N/A	113,570
		25 April 2005	3,729	176.75	N/A	6,591
		05 October 2005	10,908	200.05	N/A	21,821
	Executive Share Option Scheme	27 July 2005	20,242	188.25	95.00	18,876

In the year ended 31 October 2005, total gains on the exercise of share options by Directors amounted to £931,538.

Share awards/options granted and outstanding at 31 October 2005

Share options and awards granted to the Executive Directors and outstanding at the 31 October 2005 under the Performance Share Plan, Deferred Annual Bonus Scheme, Restricted Share Plan and the Senior Executive Plan and are set out below.

	Number of shares	Grant date	Option exercise price (p)	Date next exercisable	*Final lapse date
Peter Long	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
Restricted Share Plan	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Restricted Share Plan	419,548	13 October 2004	N/A	13 October 2007	23 January 2008
	157,894	14 December 2004	N/A	14 December 2007	19 February 2008
Dermot Blastland	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
Restricted Share Plan	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2007
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	9 December 2008	9 December 2010

* In accordance with the amendments to the Restricted Share Plan approved by the Shareholders.

During the year to 31 October 2005, the price of the Company's ordinary shares ranged between 135p and 218.25p and was 195.25p on 31 October 2005.

On 1 November 2005, the following shares were allocated to the directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	100
Tony Campbell	379

Section C

Audited consolidated financial statements of First Choice for the two years ended 31 October 2005

The information contained in this Section C has been reproduced from the financial statements of First Choice Holidays PLC for the years ended 31 October 2005 and 31 October 2004. As a result it contains certain references within the annual report issued by First Choice in each year that is not reproduced within this section.

Independent auditors' report to the members of First Choice Holidays PLC

We have audited the accounts of First Choice Holidays PLC. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described in the statement of Directors' Responsibilities, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts and the part of the Directors' Remuneration Report to be audited give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the

preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts, and the part of the Directors' Remuneration Report to be audited, are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

The accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 October 2005 and of the profit of the Group for the year then ended; and

The accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants
Registered Auditors
London

7 December 2005

Consolidated profit and loss account

for the year ended 31 October 2005

	Notes	Pre exceptional items and goodwill amortisation 2005	Goodwill amortisation 2005	Total 2005	*Pre exceptional items and goodwill amortisation 2004	Exceptional items and goodwill amortisation 2004	*Total 2004
		£m	£m	£m	£m	£m	£m
Group and share of joint venture turnover	2	2,596.9	—	2,596.9	2,334.0	—	2,334.0
Less share of joint venture turnover		(18.3)	—	(18.3)	(16.5)	—	(16.5)
Group turnover							
Continuing operations		2,515.7	—	2,515.7	2,317.5	—	2,317.5
—Acquisitions		62.9	—	62.9	—	—	—
Total Group turnover	2	2,578.6	—	2,578.6	2,317.5	—	2,317.5
Cost of sales	2	(2,221.2)	—	(2,221.2)	(2,005.3)	—	(2,005.3)
Gross profit		357.4	—	357.4	312.2	—	312.2
Administrative expenses excluding goodwill amortisation	2	(241.8)	—	(241.8)	(213.6)	—	(213.6)
Goodwill amortisation		—	(24.7)	(24.7)	—	(23.4)	(23.4)
Total administrative expenses		(241.8)	(24.7)	(266.5)	(213.6)	(23.4)	(237.0)
Group operating profit							
Continuing operations		114.0	(23.7)	90.3	98.6	(23.4)	75.2
—Acquisitions		1.6	(1.0)	0.6	—	—	—
Total Group operating profit		115.6	(24.7)	90.9	98.6	(23.4)	75.2
Share of operating profit of joint venture		1.8	—	1.8	0.4	—	0.4
Goodwill amortisation on joint venture		—	(0.2)	(0.2)	—	(0.2)	(0.2)
Share of operating profit of associate		1.0	—	1.0	0.6	—	0.6
Total operating profit: Group and share of joint venture and associate		118.4	(24.9)	93.5	99.6	(23.6)	76.0
Loss on disposal of fixed asset investments	3	—	—	—	—	(0.2)	(0.2)
Profit before interest		118.4	(24.9)	93.5	99.6	(23.8)	75.8
Net interest payable and similar items	4	(4.4)	—	(4.4)	(1.3)	—	(1.3)
Profit on ordinary activities before taxation	6	114.0	(24.9)	89.1	98.3	(23.8)	74.5
Taxation on profit on ordinary activities	7	(33.1)	—	(33.1)	(28.4)	—	(28.4)
Profit on ordinary activities after taxation		80.9	(24.9)	56.0	69.9	(23.8)	46.1
Equity minority interests		(0.2)	—	(0.2)	(0.3)	—	(0.3)
Profit for the financial year		80.7	(24.9)	55.8	69.6	(23.8)	45.8
Preference share dividends	8	(10.0)	—	(10.0)	(13.7)	—	(13.7)
Profit attributable to ordinary shareholders		70.7	(24.9)	45.8	55.9	(23.8)	32.1
Ordinary share dividends	8	(34.6)	—	(34.6)	(28.4)	—	(28.4)
Retained profit for the financial year	21	36.1	(24.9)	11.2	27.5	(23.8)	3.7
Earnings per ordinary share	9						
Basic earnings per ordinary share				8.8p			6.2p
Before goodwill amortisation				13.6p			10.8p
Before goodwill amortisation and exceptional items				13.6p			10.8p
Diluted earnings per ordinary share				8.7p			6.2p
Before goodwill amortisation				13.4p			10.7p
Before goodwill amortisation and exceptional items				13.4p			10.7p

* The comparative figures for turnover and cost of sales have been restated as set out in note 1.

Balance sheets

at 31 October 2005

	Notes	Group 2005	Group 2004	Company 2005	Company 2004
		£m	£m	£m	£m
Fixed assets					
Intangible assets	10	**425.5**	376.4	**—**	—
Tangible assets	11	**305.8**	288.7	**—**	—
Investments	12	**0.8**	0.8	**527.7**	498.8
Investment in joint venture		**—**	—	**35.9**	35.9
Share of gross assets		**39.5**	38.7	**—**	—
Share of gross liabilities		**(10.0)**	(10.4)	**—**	—
Goodwill		**3.2**	3.4	**—**	—
Total investment in joint venture	13	**32.7**	31.7	**35.9**	35.9
Investment in associate	13	**2.5**	2.1	**2.9**	2.9
Total investments		**36.0**	34.6	**566.5**	537.6
Total fixed assets		**767.3**	699.7	**566.5**	537.6
Current assets					
Debtors	14	**461.0**	400.3	**168.2**	307.6
Investments	15	**46.9**	38.6	**—**	—
Cash at bank and in hand	16	**78.4**	253.7	**0.9**	—
Total current assets		**586.3**	692.6	**169.1**	307.6
Creditors: amounts falling due within one year	17	**(918.8)**	(760.6)	**(73.0)**	(36.6)
Net current (liabilities)/assets		**(332.5)**	(68.0)	**96.1**	271.0
Total assets less current liabilities		**434.8**	631.7	**662.6**	808.6
Creditors: amounts falling due after more than one year	18	**(59.2)**	(80.6)	**(0.6)**	(1.3)
Provisions for liabilities and charges	19	**(73.0)**	(63.8)	**—**	—
Equity minority interests		**(0.3)**	(0.2)	**—**	—
Net assets		**302.3**	487.1	**662.0**	807.3
Capital and reserves					
Called up share capital	20	**15.9**	215.3	**15.9**	215.3
Share premium account	21	**241.5**	239.8	**241.5**	239.8
Capital reserve	21	**201.4**	1.9	**201.4**	1.9
Own share reserve	21	**(8.5)**	(11.4)	**(8.5)**	(11.4)
Revaluation reserve	21	**2.5**	2.9	**—**	—
Merger reserve	21	**138.5**	161.0	**165.8**	188.3
Profit and loss account	21	**(289.0)**	(122.4)	**45.9**	173.4
Shareholders' funds		**302.3**	487.1	**662.0**	807.3
Equity	21	**302.3**	287.6	**662.0**	607.8
Non-equity	21	**—**	199.5	**—**	199.5
Shareholders' funds		**302.3**	487.1	**662.0**	807.3

Approved by the Board
on 7 December 2005 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated cash flow statement

for the year ended 31 October 2005

	Notes	2005	2004
		£m	£m
Net cash inflow from operating activities	23	**157.9**	172.4
Dividends received from associate		**0.3**	0.3
Returns on investment and servicing of finance			
Interest received		**3.4**	3.9
Interest paid		**(5.3)**	(3.8)
Interest element of finance leases		**(1.7)**	(1.7)
Preference dividends paid		**(11.0)**	(13.5)
Net cash outflow from returns on investments and servicing of finance		**(14.6)**	(15.1)
Net tax paid		**(32.5)**	(21.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(65.8)**	(54.6)
Proceeds from sales of tangible fixed assets		**11.1**	14.7
Proceeds from sale of trade investment		**0.1**	10.0
Net cash outflow from capital expenditure and financial investment		**(54.6)**	(29.9)
Acquisitions and disposals			
Acquisitions of subsidiaries	12(a)	**(33.1)**	(30.9)
Disposal of subsidiaries		**—**	20.8
Net cash outflow from acquisitions and disposals		**(33.1)**	(10.1)
Equity dividends paid		**(28.7)**	(25.9)
Net cash (outflow)/inflow before use of liquid resources and financing		**(5.3)**	70.4
Management of liquid resources			
Purchase of liquid investments		**(8.3)**	(19.2)
Decrease/(increase) in term deposits		**139.6**	(20.0)
Net cash inflow/(outflow) from management of liquid resources		**131.3**	(39.2)
Financing			
Issue of ordinary share capital		**1.4**	1.1
Redemption of preference share capital		**(199.5)**	—
Capital payments under finance leases and hire purchase agreements		**(7.2)**	(7.3)
Increase in loans		**30.9**	5.4
Repayment of loan capital		**(7.9)**	(9.4)
Net cash outflow from financing		**(182.3)**	(10.2)
(Decrease)/increase in cash in the year	25	**(56.3)**	21.0

Statements of total consolidated recognised gains and losses

for the year ended 31 October 2005

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Profit for the financial year				
Group/Company	**54.1**	45.3	**94.8**	1.1
Share of joint venture	**1.0**	0.2	**—**	—
Share of associate	**0.7**	0.3	**—**	—
	55.8	45.8	**94.8**	1.1
Currency translation differences on foreign currency investments	**(0.5)**	1.5	**—**	—
Total recognised gains and losses relating to the financial year	**55.3**	47.3	**94.8**	1.1

Note of consolidated historical cost profits and losses

for the year ended 31 October 2005

	Group 2005	Group 2004
	£m	£m
Reported profit on ordinary activities before taxation	**89.1**	74.5
Depreciation difference between historical cost and the revalued amount	**0.4**	—
Historical cost profit on ordinary activities before taxation	**89.5**	74.5
Historical cost retained profit for the year	**11.6**	3.7

A note of historical cost profit and loss is not presented for the Company as there is no difference between profits and losses of the Company as shown in the accounts and those shown on a historical cost basis in either year.

Reconciliations of movements in shareholders' funds

for the year ended 31 October 2005

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Profit for the financial year	**55.8**	45.8	**94.8**	1.1
Dividends	**(44.6)**	(42.1)	**(44.6)**	(42.1)
Retained profit/(loss) for the financial year	**11.2**	3.7	**50.2**	(41.0)
Redemption of preference share capital	**(199.5)**	—	**(199.5)**	—
Other net recognised gains and losses relating to the year	**(0.5)**	1.5	**—**	—
Amortised issue costs	**0.1**	0.2	**0.1**	0.2
New share capital	**1.8**	1.1	**1.8**	1.1
Share capital to be issued	**—**	(0.1)	**—**	(0.1)
Charge for EBT shares	**2.1**	3.0	**2.1**	3.0
Net (reduction)/addition to shareholders' funds	**(184.8)**	9.4	**(145.3)**	(36.8)
Opening shareholders' funds	**487.1**	477.7	**807.3**	844.1
Closing shareholders' funds	**302.3**	487.1	**662.0**	807.3

1. Accounting policies

Basis of preparation

The following accounting policies have been consistently applied in dealing with items considered material in relation to the accounts, other than the change in accounting policy in relation to turnover for Online Destination Services.

The comparative figures for turnover and cost of sales have both been reduced by £32.1m to reflect more accurately the contractual basis of the activity in the Online Destination Services Sector.

Accounting convention

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets, and on the going concern basis.

Basis of consolidation

The Group accounts consolidate the accounts of First Choice Holidays PLC and its subsidiary undertakings together with the Group's share of net assets and results of its joint venture and associated undertakings. These accounts are made up to 31 October 2005.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired during the year are included in the profit and loss account from the effective date of acquisition.

The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Associated undertakings and joint ventures

An associated undertaking is one in which the Group has a long-term investment and exercises significant influence over the Company in which the investment is made. The Group's share of the results and net assets of its associated undertakings are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, and the Group's related other goodwill, is included in investments in the consolidated balance sheet. The joint venture undertaking has been accounted for using the gross equity method in the Group balance sheet.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair values of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 November 1998 is capitalised. Positive goodwill is amortised to nil by equal instalments over its estimated useful life, normally and in no case more than 20 years. On the subsequent disposal or termination of a business acquired since 1 November 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Goodwill arising on consolidation prior to the adoption, on 1 November 1998, of FRS 10: Goodwill and Intangible Assets, has been charged directly to reserves. The goodwill, which has been taken directly to reserves, will be charged to the profit and loss account on disposal of the related business.

Fair value accounting adjustments are made in respect of acquisitions and these may be made on provisional estimates. Amendments may be made to those adjustments in the subsequent accounting period with a corresponding adjustment to goodwill.

Foreign currencies

Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account in the season to which the contract relates.

The results of overseas subsidiaries are translated at weighted average exchange rates for the year and exchange differences arising on consolidation of the net investment in overseas subsidiaries are dealt with through reserves.

Financial instruments

The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Financial instruments are contracted for hedging purposes only. The Group does not trade any financial instruments and does not enter into speculative transactions. Interest rate derivatives are used to manage interest rate risk. Amounts payable and receivable in respect of these derivatives are recognised as adjustments to interest income or payable over the period of the contracts.

Gains and losses on foreign currency hedges are recognised on the maturity of the underlying exposure. Gains or losses arising on hedging instruments, which are cancelled due to the termination of underlying exposure, are taken to the profit and loss account immediately.

Turnover

Turnover represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue in respect of in house product is recognised on the date of departure and the related costs of distribution and of providing the holidays and flights are charged to the profit and loss account on the same basis. Travel agency commissions and other revenues received from the sale of third party product, together with related costs, are recognised when they are earned on receipt of final payment. Turnover excludes intra-group transactions and is stated after deduction of trade discounts and commissions.

Client money received in advance

Client money received at the balance sheet date relating to holidays commencing and flights departing after the year end is included in creditors.

Marketing costs

Brochure and other marketing costs are charged to the profit and loss account in the season to which they relate.

Operating leases

Rentals payable and receivable under operating leases are charged or credited to the profit and loss account on a straight-line basis over the period of the lease or on another systematic basis, if this is more representative of the time pattern of the benefit from the use of the leased asset.

Finance leases and hire purchase contracts

Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in creditors representing the present value of the minimum lease payments.

Where an option price exists, and the Group intends at inception to exercise the option, the corresponding liability includes the option purchase price as a lease payment and the option exercise date is taken as the most beneficial to the Group. Payments are treated as consisting of capital and interest elements with the interest being charged to the profit and loss account in proportion to the outstanding obligations.

Tangible fixed assets and depreciation

Tangible fixed assets are depreciated on a straight-line basis, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful economic life.

The years used are as follows:

Freehold properties	—	50 years
Short leasehold properties	—	Lease period
Finance lease aircraft and equipment	—	Lease period
Aircraft spares and equipment	—	12 years/period to next overhaul
Yachts	—	15 years
Motor boats	—	25 years
Retail computer equipment	—	5 years
Computer equipment	—	3–5 years
Retail fixtures and fittings	—	8 years
Other assets	—	4 years

Since adopting FRS 15: Tangible Fixed Assets, newly acquired assets are carried at cost with other assets held at their previously revalued amounts.

Aircraft maintenance costs

Provision is made in respect of maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on the total anticipated costs over the useful economic life of the assets calculated by reference to costs experienced and published manufacturers' data. The charge to the profit and loss account is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised on initial recognition and depreciated over the period until the next scheduled major overhaul.

Deferred taxation

Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the accounts.

Pensions

The Group operates defined benefit and defined contribution schemes. Pension liabilities are funded by monthly or annual contributions. Under the defined benefit schemes, pension liabilities are charged to the profit and loss account so as to spread the long-term cost of pensions over the service lives of employees. Variations from regular cost are spread over the average remaining service lives of current employees. Defined contribution scheme pension liabilities are charged to the profit and loss account as they fall due.

FRS 17: Retirement Benefits will require a market rather than actuarial valuation of defined benefit schemes. This will result in a greater volatility of the pension scheme surplus or deficit as the market

valuation will be taken at each balance sheet date and be reflective of a particular point in time. At 31 October 2005, the Group has adopted the transitional disclosure requirements of FRS 17.

2. Segmental information

Sector Analysis

Turnover	2005 Continuing	2005 Acquisitions	2005 Total	Restated 2004 Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	1,232.3	—	1,232.3	1,174.0
Specialist Holidays	861.8	28.8	890.6	770.0
Activity Holidays	192.8	32.8	225.6	195.5
Online Destination Services (see note 1)	228.8	1.3	230.1	178.0
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

Profit before tax	2005 Continuing	2005 Acquisitions	2005 Total	2004 Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	54.0	—	54.0	48.5
Specialist Holidays	31.8	0.3	32.1	23.8
Activity Holidays	16.8	1.3	18.1	15.1
Online Destination Services	11.4	—	11.4	11.2
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			—	(0.2)
Profit before tax			89.1	74.5

Geographical Analysis

Turnover	2005 Continuing	2005 Acquisitions	2005 Total	Restated 2004 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	1,460.9	2.4	1,463.3	1,405.8
Europe	788.9	37.8	826.7	703.5
North America & rest of the world	265.9	22.7	288.6	208.2
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

Profit before tax	2005 Continuing	2005 Acquisitions	2005 Total	2004 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	73.0	0.3	73.3	65.5
Europe	33.3	0.6	33.9	30.5
North America & rest of the world	7.7	0.7	8.4	2.6
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			—	(0.2)
Profit before tax			89.1	74.5

Geographical analysis of business

Turnover determined by the location of customers is not materially different from turnover determined by location of business. Europe is defined as Continental Europe and Eire, whilst North America refers to Canada and the United States. First Choice is an integrated leisure travel business encompassing tour operating, distribution capacity, airline operations and ground handling services. Accordingly we consider that we operate under one class of business which we have defined as 'Leisure Travel'.

The exceptional item in the prior year of £0.2m arose in Europe.

Analysis of goodwill amortisation and net assets

	Goodwill amortisation		Net assets	
	2005	2004	2005	2004
	£m	£m	£m	£m
Leisure Travel:				
UK				
Continuing	7.5	8.7	183.4	392.8
Acquisitions	—	—	1.6	—
Europe				
Continuing	13.0	13.0	102.2	84.5
Acquisitions	0.4	—	(1.4)	—
North America & rest of the world				
Continuing	3.2	1.7	18.2	9.8
Acquisitions	0.6	—	(1.7)	—
	24.7	23.4	302.3	487.1

Analysis of continuing operations and acquisitions

	Continuing operations 2005	Acquisitions 2005	Total 2005	Total 2004
	£m	£m	£m	£m
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Cost of sales	(2,166.9)	(54.3)	(2,221.2)	(2,005.3)
Gross profit	348.8	8.6	357.4	312.2
Administrative expenses excluding goodwill amortisation	(234.8)	(7.0)	(241.8)	(213.6)
Goodwill amortisation	(23.7)	(1.0)	(24.7)	(23.4)
Total administrative expenses	(258.5)	(8.0)	(266.5)	(237.0)
Group operating profit	90.3	0.6	90.9	75.2

The goodwill amortisation disclosed under Acquisitions relates to the goodwill arising on consolidation in respect of companies acquired during the year.

3. Exceptional items

Exceptional costs of £0.2m arose in the prior year and related to the loss on disposal of the Group's interest in the Barceló Retail businesses and the gain on disposal of the Group's minority stake in the Globalia group of companies.

4. Net interest payable and similar items

	2005	2004
	£m	£m
Bank interest receivable	4.7	4.2
Bank interest payable on loans and overdrafts	(7.3)	(3.8)
Finance lease charges on leases expiring within one year	(1.4)	(0.2)
Finance lease charges on leases expiring within two to five years	(0.4)	(1.5)
Interest payable and similar charges	(9.1)	(5.5)
Total	(4.4)	(1.3)

5. Employees

Staff numbers	2005 Total	2004 Total
Average number of employees	14,551	13,915

Staff costs	2005	2004
	£m	£m
Wages and salaries	252.2	237.0
Social security costs	30.2	28.0
Pension costs	12.7	12.4
	295.1	277.4

Details of the emoluments of directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration.

Consistent with the disclosure in note 2 'Segmental information' we consider the Group to have one integrated business of 'Leisure Travel'. Accordingly, we have disclosed the average number of employees under this single business.

Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £8.6m (2004: £7.8m) relating to defined contribution schemes were charged to the profit and loss account.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star scheme. Actuarial valuations of the three schemes were carried out at 1 November 2003 (Air 2000), 1 November 2003 (Unijet), and 1 July 2002 (Emerald Star). The valuations revealed Minimum Funding Requirement ratios of 79 per cent. and 81 per cent. respectively for the Air 2000 and Unijet schemes, calculated in accordance with the provisions of the Pension Act 1995.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities.

Air 2000 scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £18.5m, representing 59 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension charge for the year was £2.2m (2004: £2.3m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2 per cent. of contribution salaries for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5 per cent., from 1 April 2005 to 31 March 2006 6 per cent. and from 1 April 2006 onwards 7 per cent.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £1.8m and £2.9m respectively. Further special employer contributions are payable as follows: £3.5m no later than 1 June 2006, £3.4m no later than 1 June 2007 and £0.85m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension cost for the year was £1.6m (2004: £1.6m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4 per cent. of pensionable salaries and from 1 September 2005 onwards 32.1 per cent. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £0.74m and £2.0m respectively. Further special employer contributions are payable as follows: £2.45m no later than each of 1 June 2006 and 1 June 2007 respectively, and £1.15m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Emerald Star scheme

The principal valuation assumptions used were the rates of investment return of 8.0 per cent. per annum compound and a rate of salary increase of 6.0 per cent. per annum compound. From July 2005 the Group has contributed at an average rate of 2.5 per cent. of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m. The total pension cost for the year was £14,000 (2004: £14,000).

The next triennial valuation is currently underway and will be reflected in the accounts for the year ending 31 October 2006.

The transitional arrangements of FRS 17 require additional disclosure of defined benefit pension schemes as at 31 October 2005, 2004 and 2003, calculated in accordance with the requirements of FRS 17. For the purpose of these accounts, these figures are illustrative only and do not impact on the actual balance sheet or the profit and loss account. The assets of each scheme have been taken at market value and the liabilities have been calculated by the qualified actuary using the following principal actuarial assumptions:

	Emerald Star scheme per annum			Air 2000 scheme per annum			Unijet scheme per annum		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%	%	%	%
Inflation	**2.25**	2.50	2.50	**3.00**	3.00	2.50	**3.00**	3.00	2.50
Salary increases	**4.00**	4.50	4.50	**5.00**	5.00	3.75	**5.00**	5.00	3.75
Rate of discount	**4.00**	4.50	5.25	**5.20**	5.50	5.75	**5.20**	5.50	5.75
Pension in payment increases				**3.00**	3.00	3.00	**3.00**	3.00	2.50
Revaluation rate for deferred pensioners				**3.00**	3.00	2.50	**3.00**	3.00	2.50

On this basis, the illustrative balance sheet figures are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Total		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	**1.6**	1.4	1.2	**30.4**	21.2	18.5	**19.5**	13.8	12.4	**51.5**	36.4	32.1
Liabilities	**(1.2)**	(1.0)	(0.7)	**(49.3)**	(39.6)	(27.5)	**(33.8)**	(27.2)	(16.9)	**(84.3)**	(67.8)	(45.1)
(Deficit)/surplus	**0.4**	0.4	0.5	**(18.9)**	(18.4)	(9.0)	**(14.3)**	(13.4)	(4.5)	**(32.8)**	(31.4)	(13.0)
Deferred tax	**—**	—	—	**5.7**	5.5	2.7	**4.3**	4.0	1.4	**10.0**	9.5	4.1
Net (deficit)/surplus	**0.4**	0.4	0.5	**(13.2)**	(12.9)	(6.3)	**(10.0)**	(9.4)	(3.1)	**(22.8)**	(21.9)	(8.9)

Based on the net deficit in the schemes at 31 October 2005 the future full adoption of FRS 17 would result in a decrease in Group reserves.

The above disclosed position is different to that determined for the long term funding of the schemes, as different assumptions have been used.

The assets of the schemes at 31 October 2005, 31 October 2004 and 31 October 2003 and corresponding expected returns over the following year are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Expected returns on all schemes		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%
Equities	1.2	1.0	0.9	19.8	13.7	12.1	12.7	9.0	8.2	7.95	8.44	8.70
Bonds	0.2	0.2	0.2	10.5	7.4	6.2	6.7	4.7	4.1	4.98	5.48	5.50
Cash and other short term assets	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1	4.75	5.00	4.70
	1.6	1.4	1.2	30.4	21.2	18.5	19.5	13.8	12.4			

The fair value of the schemes' assets are not intended to be realised in the short term and may be subject to significant change before they are realised.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The present values of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain.

The transitional arrangements of FRS 17 also require disclosure of the defined benefit pension related costs and movements which would have been included in the profit and loss account and the statement of total consolidated recognised gains and losses had full adoption of FRS 17 been made in the year ended 31 October 2005.

Analysis of the amount that would have been charged to operating profit:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Current service cost	—	—	1.6	1.2	1.4	1.1	3.0	2.3

Analysis of the amount that would have been charged to other finance income:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Expected return on pension scheme assets	0.1	—	1.8	1.4	1.1	1.0	3.0	2.4
Interest on pension scheme liabilities	(0.1)	—	(2.2)	(1.6)	(1.5)	(1.0)	(3.8)	(2.6)
Net return	—	—	(0.4)	(0.2)	(0.4)	—	(0.8)	(0.2)

Analysis of the amount that would have been recognised in the statement of total consolidated recognised gains and losses:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Actual return less expected return on pension scheme assets	0.1	—	1.6	(0.3)	1.0	0.1	2.7	(0.2)
Actuarial experience gains and losses arising on the scheme liabilities	—	—	0.4	0.1	0.9	(1.0)	1.3	(0.9)
Changes in assumptions underlying the present value of the scheme liabilities	(0.1)	(0.1)	(7.1)	(9.6)	(4.8)	(7.6)	(12.0)	(17.3)
Actuarial losses recognised in the statement of total consolidated recognised gains and losses	—	(0.1)	(5.1)	(9.8)	(2.9)	(8.5)	(8.0)	(18.4)

Movement in pension surplus/(deficit) during the year:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Surplus/(deficit) in scheme at beginning of year	0.4	0.5	(18.4)	(9.0)	(13.4)	(4.5)	(31.4)	(13.0)
Movement in year:								
—Current service cost	—	—	(1.6)	(1.2)	(1.4)	(1.1)	(3.0)	(2.3)
—Contributions	—	—	6.6	1.8	3.8	0.7	10.4	2.5
—Other finance cost	—	—	(0.4)	(0.2)	(0.4)	—	(0.8)	(0.2)
—Actuarial gains/(losses)	—	(0.1)	(5.1)	(9.8)	(2.9)	(8.5)	(8.0)	(18.4)
Surplus/(deficit) in scheme at end of year	0.4	0.4	(18.9)	(18.4)	(14.3)	(13.4)	(32.8)	(31.4)

Actuarial gains/(losses) over the year were as follows:

2005	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	£m	%	£m	%	£m	%	£m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	0.1	9	1.6	5	1.0	5	2.7	5
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	—	—	0.4	1	0.9	3	1.3	2
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(11)	(7.1)	(14)	(4.8)	(14)	(12.0)	(14)
Total actuarial (losses)/gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	—	—	(5.1)	(11)	(2.9)	(10)	(8.0)	(11)

Actuarial gains/(losses) last year were as follows:

2004	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	£m	%	£m	%	£m	%	£m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	—	2	(0.3)	(2)	0.1	1	(0.2)	(1)
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	—	3	0.1	—	(1.0)	(4)	(0.9)	(1)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(17)	(9.6)	(24)	(7.6)	(28)	(17.3)	(26)
Total actuarial losses recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(0.1)	(12)	(9.8)	(25)	(8.5)	(31)	(18.4)	(27)

Share options

The Company has established three principal share option schemes: a senior executive performance related and a savings related share option scheme as well as an alternative long-term incentive scheme known as the Restricted Share Plan, all of which are as described in paragraph 6 of Part XI of this document.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior executive plan	3,200,914	109.50	30 October 2007
	2,893,983	135.25	9 December 2008
Savings related share option scheme	188,642	97.60	1 October 2005
Restricted share plan	54,054	N/A	16 September 2002
	237,675	N/A	14 December 2002
	1,357	N/A	15 August 2003
	45,174	N/A	5 April 2004
	198,940	N/A	11 December 2004
	7,015	N/A	12 April 2005
	2,056,724	N/A	30 October 2005
	423,364	N/A	12 December 2005
	2,544,422	N/A	31 October 2006
	2,177,411	N/A	9 December 2006
	802,413	N/A	9 December 2006
	154,333	N/A	23 December 2006
	83,479	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	962,786	N/A	14 December 2007
	267,536	N/A	23 December 2007

As at 31 October 2005 there were 7,565,589 ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) 17: Employee Share Schemes, in respect of its savings related share option scheme. The cost of share options granted under this scheme are therefore not charged to the profit and loss account.

6. Profit on ordinary activities before taxation

	2005	2004
	£m	£m
Profit on ordinary activities before taxation is stated after charging/ (crediting):		
Operating lease income, aircraft	**(6.0)**	(4.9)
Operating lease rentals, land and buildings	**43.0**	39.3
Operating lease rentals, aircraft and other equipment	**74.2**	85.1
Auditors' remuneration, audit fees	**0.8**	0.9
Other fees paid to the auditors and their associates	**0.3**	0.6
Depreciation	**41.5**	35.8
Charge for share based payments	**2.2**	3.0
(Gain)/loss on sale of fixed assets	**(0.4)**	0.5
Gain on foreign currency retranslation	**(2.2)**	—
Goodwill amortisation, subsidiaries	**24.6**	23.3
Goodwill amortisation, associates	**0.1**	0.1
Goodwill amortisation, joint venture	**0.2**	0.2

The Company's audit fee is borne by a subsidiary company and amounted to £10,250 (2004: £10,000). Non-audit fees of £Nil (2004: £0.1m) relating to due diligence on acquisitions and related share issue costs have been included within the cost of investments and the calculation of goodwill arising on consolidation. Non-audit fees charged to the profit and loss account of £0.3m (2004: £0.6m) principally relate to advice relating to IFRS transition (£0.2m) and regulatory compliance certification (£0.1m).

7. Taxation

The tax charge in the 31 October 2005 Group accounts can be summarised as follows:

	2005	2004
	£m	£m
Tax on profit on ordinary activities:		
(i) Analysis of charge in year		
Current tax:		
UK corporation tax on profits of the year	23.7	17.7
Non-UK tax on profits of the year	9.7	9.4
Adjustments in respect of previous periods	1.0	(0.1)
Total current tax before share of joint venture and associate	34.4	27.0
—Share of current tax of joint venture	—	(0.3)
—Adjustments in respect of previous periods relating to joint venture	0.1	—
—Share of associates' current tax	0.3	0.2
Total current tax after share of joint venture and associate	34.8	26.9
Deferred tax:		
Origination and reversal of timing differences:		
—Current year UK	(3.0)	(0.9)
—Current year non-UK	1.9	2.0
—Adjustments in respect of previous periods	(1.1)	0.1
Total deferred tax before share of joint venture	(2.2)	1.2
—Share of deferred tax of joint venture	0.5	0.3
Total deferred tax after share of joint venture	(1.7)	1.5
Tax on profit on ordinary activities	33.1	28.4

(ii) Factors affecting the current tax charge for the year

The current tax charge for the year is higher (2004: higher) than the standard rate of corporation tax in the UK 30 per cent. (2004: 30 per cent.). The differences are explained below:

	2005	2004
	£m	£m
Profit on ordinary activities before tax	89.1	74.5
Profit on ordinary activities at the standard rate of UK corporation tax of 30 per cent. (2004: 30 per cent.)	26.7	22.4
Effects of:		
—Expenses not deductible for tax purposes	8.1	5.3
—Capital allowances (in excess of)/less than depreciation	(0.7)	0.9
—Utilisation of tax losses	(4.7)	(3.6)
—Non-utilisation of tax losses	2.2	0.9
—Higher tax rates on overseas earnings	1.2	1.8
—Lower tax rates on overseas earnings	(3.8)	(1.2)
—Adjustments to tax charge in respect of previous periods	1.1	(0.1)
—Other short term timing differences	4.7	0.5
Current tax charge for year	34.8	26.9

The effective rate of taxation of 29 per cent. (pre goodwill amortisation and exceptional items) is expected to prevail for the foreseeable future.

8. Dividends

	2005	2004
	£m	£m
Ordinary shares		
Interim—1.95p per share (2004: 1.75p) paid 1 November 2005	**10.1**	9.0
Final proposed—4.65p per share (2004: 3.75p) payable 6 April 2006	**24.5**	19.4
Total ordinary dividend—6.6p per share (2004: 5.5p)	**34.6**	28.4
Preference shares		
6.75 per cent. convertible cumulative redeemable	**9.9**	13.5
Amortisation of preference share issue costs	**0.1**	0.2
	10.0	13.7

The final ordinary dividend of 4.65p is payable to all ordinary shareholders on the register on 3 March 2006.

Amounts paid relating to preference share dividends during the year comprise £8.8m in respect of the 2005 dividend and £1.1m accrued for the 2004 dividend as at 31 October 2004. No accrual has been made in respect of preference share dividends as the preference shares were all redeemed by the Company on 27 July 2005 (see note 20).

9. Earnings per ordinary share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive.

The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2005	Weighted average no. of shares 2005	Earnings per share 2005	Earnings 2004	Weighted average no. of shares 2004	Earnings per share 2004
	£m	millions	pence	£m	millions	pence
(i) Basic earnings per share	45.8	519.5	8.8	32.1	516.6	6.2
Goodwill amortisation	24.9	—	4.8	23.6	—	4.6
Basic earnings per share before goodwill amortisation	70.7	519.5	13.6	55.7	516.6	10.8
Exceptional items (net of tax)	—	—	—	0.2	—	—
Basic earnings per share before goodwill amortisation and exceptional items	70.7	519.5	13.6	55.9	516.6	10.8
(ii) Diluted earnings per share						
Basic earnings per share	45.8	519.5	8.8	32.1	516.6	6.2
Effect of dilutive securities						
Options	—	9.6	(0.1)	—	4.3	—
Diluted earnings per share	45.8	529.1	8.7	32.1	520.9	6.2
Goodwill amortisation	24.9	—	4.7	23.6	—	4.5
Diluted earnings per share before goodwill amortisation	70.7	529.1	13.4	55.7	520.9	10.7
Exceptional items (net of tax)	—	—	—	0.2	—	—
Diluted earnings per share before goodwill amortisation and exceptional items	70.7	529.1	13.4	55.9	520.9	10.7

10. Intangible fixed assets

	Group
	£m
Cost	
At 1 November 2004	462.1
Additions (note 12a)	68.9
Disposals	(0.2)
Revision to consideration on prior year acquisitions (note 12b)	3.2
Exchange adjustments	1.9
At 31 October 2005	**535.9**
Provision for amortisation	
At 1 November 2004	85.7
Charge in the year	24.7
At 31 October 2005	**110.4**
Net book value	
At 31 October 2005	**425.5**
At 31 October 2004	376.4

Intangible fixed assets represent goodwill arising on acquisition. Note 12 provides details of acquisitions in the year and other changes to goodwill. Positive goodwill is amortised to nil by equal instalments over its useful economic life, usually 20 years.

11. Tangible fixed assets

	Land and buildings	Yachts and motor boats	Aircraft and equipment	Computer equipment	Other	Total
	£m	£m	£m	£m	£m	£m
Cost or valuation						
At 1 November 2004	98.4	128.0	82.3	72.3	32.4	413.4
Exchange adjustments	—	(0.9)	—	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	23.2	6.3	70.0
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
At 31 October 2005	**99.1**	**141.5**	**88.6**	**94.5**	**34.8**	**458.5**
Depreciation						
At 1 November 2004	24.6	17.5	33.7	33.8	15.1	124.7
Exchange adjustments	0.1	(0.2)	—	0.1	—	—
Provided in the year	5.7	7.3	6.0	16.7	5.8	41.5
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)a	(13.5)
At 31 October 2005	**28.4**	**19.6**	**37.0**	**49.6**	**18.1**	**152.7**
Net book value						
At 31 October 2005	**70.7**	**121.9**	**51.6**	**44.9**	**16.7**	**305.8**
At 31 October 2004	73.8	110.5	48.6	38.5	17.3	288.7

Other fixed assets with a combined net book value as at 31 October 2005 of £16.7m (2004: £17.3m) comprise £15.8m (2004: £16.5m) of fixtures and fittings, £0.8m (2004: £0.6m) of motor vehicles and £0.1m (2004: £0.2m) of ski equipment.

Fixed asset additions of £70.0m include £2.1m of fixed assets acquired on the acquisition of subsidiary companies during the year.

Land and buildings comprise freehold and short leasehold properties with net book values of £19.5m (2004: £19.4m) and £51.2m (2004: £54.4m) respectively. A number of the Group's freehold properties are included at valuations, which were adopted prior to the introduction of FRS 15:

(i) A freehold property in Manchester was revalued at £1.2m by Savills, Chartered Surveyors, on the basis of an open market valuation at 31 October 1997 in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors.

(ii) Freehold hotel properties located in France were revalued as at 31 October 1996 at French Francs 16,000,000 (£1.9m) by Lecart HDS Expertises, on the basis of an open market valuation.

The net book values of assets held at valuation along with corresponding historical cost amounts are set out below. All valuations were carried out on an open market basis.

	Land and buildings	Aircraft and equipment
	£m	£m
Net book value at valuation		
As at 31 October 2005	**2.7**	**3.0**
Historical cost		
At 1 November 2004 and 31 October 2005	2.1	4.5
Depreciation		
At 1 November 2004	0.5	1.9
Provided in the year	0.1	0.5
At 31 October 2005	**0.6**	**2.4**
Net book value at cost		
At 31 October 2005	**1.5**	**2.1**

Properties revalued as part of acquisitions have not been included in the above figures as they represent the cost to the Group. The net book value of assets held under finance leases and hire purchase contracts at 31 October 2005 was £32.1m (2004: £37.6m). The depreciation charged in the year for these assets was £3.6m (2004: £2.8m).

12. Investments

	Group Trade investments	Company Shares in subsidiaries
	£m	£m
Cost		
At 1 November 2004	0.8	509.0
Acquisitions	0.1	29.1
Disposals/written off	(0.1)	(0.2)
At 31 October 2005	**0.8**	**537.9**
Provision for diminution in value		
At 1 November 2004	—	10.2
Provided in the year	—	—
At 31 October 2005	**—**	**10.2**
Net book value		
At 31 October 2005	**0.8**	**527.7**
At 31 October 2004	0.8	498.8

Principal operating subsidiaries

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	Ireland	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
Specialist Holidays Sector		
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
Citalia Holidays Limited	United Kingdom	Tour operator
Taurus Reiseveranstalter GesmbH	Austria	Tour operator
Bosphorus S.A.	Belgium	Tour operator
Groupe Marmara S.A.	France	Tour operator
Tourinter S.A.	France	Tour operator
Nazar Holiday Reiseveranstaltung GmbH	Germany	Tour operator
Taurus Tours A.G.	Switzerland	Tour operator
Royal Vacaciones S.A.	Spain	Tour operator
First Choice Nederland B.V. *	Netherlands	Tour operator
I Viaggi del Turchese S.r.l.	Italy	Tour operator
Viagens e Turismo Limitada	Portugal	Tour operator
Signature Vacations Inc.	Canada	Tour operator
Delphin Touristik Reiserveranstalter GmbH	Austria	Tour operator
StudentCity.com, Inc.	USA	Tour operator
Boss Tours North America, Inc.*	Canada	Tour operator
Europe Express, Inc	USA	Tour operator
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Crown Holidays Limited	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Porter & Haylett Limited*	United Kingdom	Tour operator
Sunsail International B.V. *	Netherlands	Tour operator
Stardust Yacht Charters Inc.	France	Tour operator
Worldwide Adventures Limited	United Kingdom	Tour operator
Caradonna Caribbean Tours, Inc.	USA	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
SA Aventuria	France	Tour operator
Myplanet International A/S	Denmark	Tour operator
Peregrine Adventures PTY	Australia	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Online Destination Services Sector		
Barceló Destination Services, S.L.	Spain	Destination services
Value Added Vacations, Inc.	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds, S.L.	Spain	Online accommodation
SEM Corp, Inc.	USA	Destination services

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return. All the principal operating subsidiaries were wholly owned and were consolidated at 31 October 2005.

Acquisitions

(a) Acquisitions in the year ended 31 October 2005

Acquisitions were made in the year for a total of £67.3m, including £1.8m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £68.9m. The acquired businesses and their acquisition date were:

Sector and entity	Country of operation	Acquisition date	Consideration
			£m
Specialist Holidays			
Delphin Touristik Reiserveranstalter GmbH	Austria	April 2005	3.1
Spring Break Travel Inc	United States	February 2005	3.2
Europe Express Inc	United States	July 2005	12.3
Boss Tours Ltd	Canada	August 2005	3.6
Leisure Tours International	United States	October 2005	0.9
Activity Holidays			
Magic of the Orient Ltd	United Kingdom	March 2005	0.7
SAS Groupe Aventuria	France	May 2005	7.4
MyPlanet Holding A/S	Denmark	May 2005	7.2
Peregrine Adventures Pty	Australia	July 2005	19.1
The Imaginative Traveller Ltd	United Kingdom	September 2005	6.6
Online Destination Services			
Triaena Tours and Congress	Greece	August 2005	0.1
SEM CORP	United States	October 2005	1.3
			65.5

Net assets/(liabilities) acquired

	Notes	Book value prior to acquisition	Accounting policy adjustments	Fair value adjustments	Fair value of net assets/ (liabilities) acquired
		£m	£m	£m	£m
Intangible fixed assets	1	0.7	—	(0.7)	—
Tangible fixed assets	2	2.2	—	(0.1)	2.1
Investments		0.1	—	—	0.1
Current assets (excluding cash)	3	16.0	(0.1)	—	15.9
Cash		23.7	—	—	23.7
Creditors due within one year	4	(42.9)	(0.2)	(0.1)	(43.2)
Creditors due after more than one year		(0.2)	—	—	(0.2)
Total net liabilities acquired		**(0.4)**	**(0.3)**	**(0.9)**	**(1.6)**
Consideration					65.5
Acquisition costs					1.8
Total investment cost					67.3
Net liabilities acquired (as above)					1.6
Provisional goodwill arising					**68.9**

Notes:

1. Elimination of goodwill existing in balance sheets at acquisition.
2. Impairment of fixed asset
3. Remove fair value of financial instruments not carried on balance sheet under UK GAAP
4. Adjustment of revenue recognition to Group policy; recognition of accruals for costs

The consideration payable is made up of:

	£m
Cash	53.4
Deferred consideration	6.6
Contingent consideration	5.5
Total consideration	**65.5**

The contingent consideration payable is in respect of the acquisitions of the The Imaginative Traveller and Delphin. It is dependent on the results of the businesses over the following periods, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
The Imaginative Traveller	Year ended 31/10/05	£3.0m	£3.0m
Delphin	Year ended 31/10/06 to year ended 31/10/09	€3.5m	€3.5m

The provisional goodwill of £68.9m arising on the acquisitions has been capitalised on the balance sheet and will be amortised over 20 years, its estimated useful economic life. All acquisitions have been accounted for using the acquisition method. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Subsequent experience may result in the requirement to revise fair values in the subsequent accounting period.

In addition, deferred and contingent consideration of £1.6m, relating to prior year acquisitions was paid during the year, resulting in a total net cash outflow for the year in respect of acquisitions of £33.1m (2004: £30.9 m)

(b) Adjustments to estimates relating to acquisitions in previous years

Adjustments to contingent consideration and fair value estimates relating to acquisitions in previous years have resulted in an increase in the value of goodwill of £3.2m. The adjustments relate principally to agreement with the vendors of StudentCity.com, Inc. that the full value of potential contingent consideration would be payable in light of the results for the business for the first period for the calculation of contingent consideration, and a reduction in the expected value of variable consideration in the acquisition of Grantur.

13. Investments in associate and joint venture

	Group share of net assets of joint venture	Group share of net assets of associate	Group total	Company
	£m	£m	£m	£m
Cost				
At 1 November 2004	28.3	2.1	30.4	38.8
Dividend received	—	(0.3)	(0.3)	—
Share of profits for the year	1.8	1.0	2.8	—
Share of tax charge	(0.6)	(0.3)	(0.9)	—
At 31 October 2005	**29.5**	**2.5**	**32.0**	**38.8**
Goodwill				
At 1 November 2004	3.4	—	3.4	
Amortisation	(0.2)	—	(0.2)	
At 31 October 2005	**3.2**	—	**3.2**	
Net book value				
At 31 October 2005	**32.7**	**2.5**	**35.2**	
At 31 October 2004	31.7	2.1	33.8	

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England & Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

14. Debtors

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Trade debtors	**107.4**	93.6	—	—
Amounts due from subsidiaries	—	—	**166.4**	300.5
Amounts due from joint venture undertaking	—	0.9	—	—
Other debtors	**118.2**	104.1	**0.3**	5.6
Prepayments	**224.3**	196.1	**1.5**	1.5
Deferred tax asset (note 19)	**11.1**	5.6	—	—
	461.0	400.3	**168.2**	307.6

Included in prepayments are security deposits repayable by 2013 of £4.0m (2004: £5.2m) which are held as security against hire purchase contracts and operating leases. £3.3m relates to security deposits not repayable within one year (2004: £4.6m).

In addition to the security deposits mentioned above are debtors receivable after more than one year, Group £23.0m (2004: £1.6m) and Company £nil (2004: £nil).

15. Current asset investments

	Group 2005	Group 2004
	£m	£m
Short-term liquid assets	**46.9**	38.6

16. Cash at bank and in hand

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Cash	**40.3**	76.0	**0.9**	—
Deposits at bank maturing within one month	**38.1**	177.7	—	—
Cash at bank and in hand	**78.4**	253.7	**0.9**	—

17. Creditors: amounts falling due within one year

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Bank loans and overdrafts (note 18)	**56.9**	7.4	**30.0**	0.1
Trade creditors	**183.4**	213.4	—	—
Corporation tax	**28.4**	25.5	—	—
Finance leases (and hire purchase contracts)	**16.4**	6.2	—	—
Other creditors	**54.7**	32.7	**5.9**	4.6
Other taxes and social security costs	**24.1**	23.8	**2.6**	2.4
Accruals and deferred income	**280.1**	211.4	**0.1**	—
Dividends	**34.4**	29.5	**34.4**	29.5
Client money received in advance	**237.8**	210.7	—	—
Amounts owed to joint venture	**2.6**	—	—	—
	918.8	760.6	**73.0**	36.6

Included in other creditors are amounts in respect of deferred consideration payable for acquisitions, Group £17.8m (2004: £6.3m) and Company £4.0m (2004: £0.6m).

18. Creditors: amounts falling due after more than one year

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Bank loans	**31.4**	38.7	—	—
Finance leases (and hire purchase contracts)	**2.5**	19.3	—	—
Deferred consideration	**11.2**	8.5	**0.6**	1.3
Accruals and deferred income	**14.1**	14.1	—	—
	59.2	80.6	**0.6**	1.3

	Group 2005	Group 2004
	£m	£m
Group obligations under finance leases and hire purchase contracts in respect of aircraft, yachts and equipment payable within:		
One year	**16.4**	6.2
Two to five years	**2.5**	19.3
	18.9	25.5

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets.

Bank loans and overdrafts are repayable within:

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
One year	**56.9**	7.4	**30.0**	0.1
Two to five years	**23.2**	36.3	**—**	—
After five years	**8.2**	2.4	**—**	—
	88.3	46.1	**30.0**	0.1

Included within amounts payable within one year are bank overdrafts of £19.9m (2004: £0.1m) that are repayable on demand at rates noted in note 22(a).

The Group has bank loans of £68.4m (UK £64.6m, Europe £3.8m), (2004: £46.0m (UK £45.6m, Europe £0.4m)), which are repayable in regular instalments on rates of interest as detailed in note 22(a). In the UK and Europe the loans are secured on the underlying assets of the company in whose name the borrowings are made.

19. Provisions for liabilities and charges

	Aircraft maintenance	Deferred taxation	Pensions	Other	Total
	£m	£m	£m	£m	£m
At 1 November 2004	45.1	15.0	1.9	1.8	63.8
Provided/(credited) in the year	54.3	(2.2)	—	—	52.1
Costs incurred	(44.1)	—	(1.9)	—	(46.0)
Transferred from debtors	—	5.5	—	—	5.5
Exchange movements	(2.4)	—	—	—	(2.4)
At 31 October 2005	**52.9**	**18.3**	**—**	**1.8**	**73.0**

The net deferred tax provision at 31 October 2005 is as follows:

	2005	2004
	£m	£m
Accelerated capital allowances	**18.3**	15.0
Other short-term timing differences	**(6.9)**	(0.1)
Tax losses carried forward	**(4.2)**	(5.5)
	7.2	9.4

	2005	2004
	£m	£m
Net provision at the end of the year		
Included within:		
—Debtors (see note 14)	**(11.1)**	(5.6)
—Provisions for liabilities and charges (see above)	**18.3**	15.0
	7.2	9.4

There are no unprovided deferred taxation liabilities at either 31 October 2005 or 31 October 2004.

There is an unrecognised deferred tax asset at 31 October 2005 in respect of losses carried forward of £40.8m (2004: £29.0m), capital losses carried forward of £4.5m (2004: £4.5m). These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

20. Share capital

	2005 £m	2004 £m
Authorised		
800,000,000 (2004: 800,000,000) ordinary shares of 3p each	**24.0**	24.0
199,500,000 (2004: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	**199.5**	199.5
	223.5	223.5
Allotted, called up and fully paid		
529,658,730 (2004: 527,839,299) ordinary shares	**15.9**	15.8
Nil (2004: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	**—**	199.5
	15.9	215.3

The Company issued 1,819,431 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	365,264
Senior Executive Plan	21,756
Savings Related Share Option Scheme	1,432,411
	1,819,431

The share premium arising on the above issues was £1.7m.

On 27 July 2005 the Company chose to redeem at par all the convertible cumulative redeemable preference shares of £1 each. This redemption was permitted by the articles of association of the company as the fifth anniversary of the date of issue of this class of share capital had been reached.

The redemption was made from distributable profits of the Company in accordance with section 160 of the Companies Act 1985 and a transfer of £199.5m from share capital to the capital reserve has been made in accordance with section 170 of the Act.

21. Capital and reserves

Group	Share capital	Share premium	Capital reserve	Own shares reserve	Revaluation reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 November 2004	215.3	239.8	1.9	(11.4)	2.9	161.0	(122.4)	487.1
Own shares disposal (vested)	—	—	—	2.9	—	—	(2.9)	—
Charge for EBT shares	—	—	—	—	—	—	2.1	2.1
Exchange movements	—	—	—	—	—	—	(0.5)	(0.5)
Options exercised	0.1	1.7	—	—	—	—	—	1.8
Transfer of amortised issue cost	—	(0.1)	—	—	—	—	0.1	—
Redemption of preference share capital	(199.5)	—	199.5	—	—	—	(199.5)	(199.5)
Realisation of merger and revaluation reserve	—	—	—	—	(0.4)	(22.5)	22.9	—
Retained profit for the year	—	0.1	—	—	—	—	11.2	11.3
At 31 October 2005	**15.9**	**241.5**	**201.4**	**(8.5)**	**2.5**	**138.5**	**(289.0)**	**302.3**

The reserve for own shares represents shares owned by the Employee Benefit Trust at their historic cost.

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2005 is £232.3m (2004: £232.3m) against which Section 131 merger relief of £40.6m (2004: £40.6m) has been deducted.

Company	Share capital	Share premium	Capital reserve	Own shares reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 November 2004	215.3	239.8	1.9	(11.4)	188.3	173.4	807.3
Own shares disposal (vested)	—	—	—	2.9	—	(2.9)	—
Charge for EBT shares	—	—	—	—	—	2.1	2.1
Options exercised	0.1	1.7	—	—	—	—	1.8
Transfer of amortised issue cost	—	(0.1)	—	—	—	0.1	—
Redemption of preference share capital	(199.5)	—	199.5	—	—	(199.5)	(199.5)
Realisation of merger reserve	—	—	—	—	(22.5)	22.5	—
Retained profit for the year	—	0.1	—	—	—	50.2	50.3
At 31 October 2005	**15.9**	**241.5**	**201.4**	**(8.5)**	**165.8**	**45.9**	**662.0**

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The profit before taxation for the financial year of First Choice Holidays PLC was £99.6m (2004: loss of £0.3m).

Equity/non-equity shareholders' funds

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Non-equity				
Share capital	—	199.5	—	199.5
Equity	302.3	287.6	662.0	607.8
Shareholders' funds	302.3	487.1	662.0	807.3

22. Financial instruments

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions.

The Group's policy with regard to such financial instruments is detailed within the accounting policies in note 1. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2005			2004		
	Floating rate	Non-interest bearing	Total	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m
Financial assets						
Sterling	33.8	7.3	41.1	162.8	11.0	173.8
Canadian Dollars	30.0	—	30.0	28.7	—	28.7
Euro	28.9	1.3	30.2	65.6	1.3	66.9
US Dollars	20.0	—	20.0	15.1	—	15.1
Other	4.9	—	4.9	8.6	—	8.6
Total	117.6	8.6	126.2	280.8	12.3	293.1

Floating rate financial assets comprise cash, and current asset investments, which attract interest rates of between 1.5 per cent. and 4.5 per cent. and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2005				2004			
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities								
Sterling	28.2	69.7	3.8	101.7	236.5	27.0	2.0	265.5
Canadian Dollars	—	—	2.8	2.8	—	—	2.1	2.1
Euro	4.6	4.7	3.1	12.4	7.0	0.6	2.1	9.7
US Dollars	—	—	19.3	19.3	—	—	8.6	8.6
Total	32.8	74.4	29.0	136.2	243.5	27.6	14.8	285.9

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings is 5.2 per cent. (2004: 6.3 per cent.) and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings is 5.8 per cent. (2004: 6.1 per cent.) and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9 per cent. and 1.65 per cent.

Euro: EURIBOR plus a margin between 1.5 per cent. and 1.65 per cent. or RIBOR plus a margin between 0.25 per cent. and 0.85 per cent.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005	2004
	£m	£m
Within one year	91.1	19.9
In more than one year but less than five years	36.9	64.1
More than five years	8.2	201.9
	136.2	285.9

(c) Fair value of derivative financial instruments

	2005		2004	
Fair values	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Financial instruments				
Financial assets	126.2	126.2	293.1	293.1
Financial liabilities	(136.2)	(136.2)	(285.9)	(285.9)
Derivative financial instruments				
Interest rate swaps and forward rate agreements	—	(0.1)	—	(0.8)
Foreign currency transactions	—	3.2	—	(29.0)
Fuel derivatives	—	1.0	—	32.9
	(10.0)	(5.9)	7.2	10.3
Difference between book and fair value		4.1		3.1

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

	2005			2004		
	Gains	Losses	Net	Gains	Losses	Net
	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses						
Total unrecognised gains/(losses) at 1 November 2004	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)	(17.8)	32.8	15.0
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)	1.2	(8.0)	(6.8)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3	42.0	(32.1)	9.9
Total unrecognised gains/(losses) at 31 October 2005	23.0	(18.9)	4.1	43.2	(40.1)	3.1
Of which:						
Due to be recognised within one year	21.3	(15.6)	5.7	42.0	(34.7)	7.3
Due to be recognised after one year	1.7	(3.3)	(1.6)	1.2	(5.4)	(4.2)
	23.0	(18.9)	4.1	43.2	(40.1)	3.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in

currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

	Sterling	Euro	US Dollar	Can Dollar	Thai Bhat	Aus Dollar	Swiss Franc	Other	2005 Total	2004 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency										
Sterling	—	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9	19.4
Canadian Dollars	—	—	7.7	—	—	—	—	—	7.7	1.4
Euro	0.9	—	(0.1)	0.1	—	—	1.3	2.2	4.4	1.9
US Dollars	—	1.1	—	0.7	—	—	—	0.3	2.1	0.2
Total	0.9	33.4	21.7	2.1	1.4	2.8	0.4	11.4	74.1	22.9

(f) Undrawn committed borrowing facilities

As at 31 October 2005 the Group had available undrawn committed borrowing facilities of £314.9m comprising letters of credit, guarantee and revolving, floating rate credit facilities for cash borrowings one of which expires on 31 March 2008 and the other on 11 July 2010.

The conditions precedent to the availability of these facilities are also satisfied at the balance sheet date.

In addition, as at 31 October 2005, the Group also had available an undrawn committed asset financing facility of £8.7m. The commitment period for new drawdowns expires on 15 February 2006.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2005	2004
	£m	£m
Group operating profit (after goodwill amortisation and exceptional items)	90.9	75.2
Depreciation	41.5	35.8
Charge for EBT shares	2.2	3.0
Goodwill amortisation	24.7	23.4
(Gain)/loss on sale of fixed assets	(0.4)	0.5
Increase in debtors	(41.4)	(18.3)
Increase in creditors and maintenance reserves	40.4	52.8
Net cash inflow from operating activities	157.9	172.4

24. Movements in cash and net funds

	2005	Cash movement	Non-cash movement	Borrowings assumed on acquisition	2004
	£m	£m	£m	£m	£m
Cash	40.3	(36.5)	0.8	—	76.0
Bank overdrafts	(19.9)	(19.8)	—	—	(0.1)
Deposits at bank maturing within one month	38.1	(139.6)	—	—	177.7
Current asset investments	46.9	8.3	—	—	38.6
Bank loans	(68.4)	(23.0)	1.5	(0.9)	(46.0)
Finance leases and hire purchase contracts	(18.9)	7.2	(0.6)	—	(25.5)
Net funds	18.1	(203.4)	1.7	(0.9)	220.7

25. Reconciliation of net cash flow to movement in net funds

	2005	2004
	£m	£m
(Decrease)/increase in cash in the year	(56.3)	21.0
Cash (inflow)/outflow from increase in deposits at bank	(139.6)	20.0
Cash inflow from decrease in current asset investment	8.3	19.2
Cash (inflow)/outflow from movement in debt and lease financing	(15.8)	11.3
Changes in net funds resulting from cash flows	(203.4)	71.5
Changes in net funds arising on acquisitions	(0.9)	—
Changes in net funds from non-cash movements	1.7	0.1
(Decrease)/increase in net funds in the year	(202.6)	71.6
Net funds at 1 November 2004/2003	220.7	149.1
Net funds at 31 October 2005/2004	18.1	220.7

26. Acquisitions' contributions to Group cash flows

	Continuing Operations	Acquisitions	Total
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	163.0	(5.1)	157.9
Dividends received from associate	0.3	—	0.3
Returns on investment and servicing of finance	(14.7)	0.1	(14.6)
Net tax paid	(32.0)	(0.5)	(32.5)
Capital expenditure and financial investment	(54.2)	(0.4)	(54.6)
Acquisitions and disposals	(33.1)	—	(33.1)
Equity dividends paid	(28.7)	—	(28.7)
Management of liquid resources	131.3	—	131.3
Financing	(181.5)	(0.8)	(182.3)
Decrease in cash in the year	(49.6)	(6.7)	(56.3)

The acquisitions column reflects cash flows arising from post acquisition trading.

27. Operating lease commitments

	Land and buildings 2005	Aircraft, yachts and equipment 2005	Land and buildings 2004	Aircraft, yachts and equipment 2004
	£m	£m	£m	£m
Annual commitment under non-cancellable operating leases expiring within:				
One year	6.0	3.1	2.0	3.7
Two to five years	10.0	33.8	6.6	25.1
Thereafter	23.1	36.8	18.7	36.5
	39.1	73.7	27.3	65.3

28. Capital commitments

	Group 2005	Group 2004
	£m	£m
Contracted but not provided for	4.1	6.4
Authorised but not contracted or provided for	5.6	—
	9.7	6.4

Of the £9.7m capital commitments entered into at this year end £5.1m relates to yachts and the remainder is in respect of other fixed asset commitments.

The Group has guaranteed the residual value of certain yachts under charter from third party owners, giving them the right to sell the yachts to the Group at a determined price. For certain yachts, Sunsail Limited is required to deposit part of this price into trust accounts over the period of the charter. The maximum cash commitment including these future deposits is as follows:

Year end 31 October	2005	2004
	£m	£m
2005	—	—
2006	—	0.1

The Group has contracted to purchase six Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$818.5m.

29. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

30. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) group of companies. During the last 12 months the Group spent approximately £12.8m (2004: £15.8m) on hotel accommodation with BCE.

At 31 October 2005 the Group owed BCE £1.3m for such accommodation (2004: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £nil at 31 October 2005 (2004: £3.5m) and the group earned total commissions of £3.5m in the year (2004: £20.2m) from these businesses.

Richard Fain is a Director of Royal Caribbean Cruises Ltd. (RCCL). The Group earned commissions of £2.2m (2004: £3.4m) during the year selling RCCL cruises.

During the year the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £3.0m (2004: £3.0m). The balance outstanding as at 31 October 2005 is £nil (2004: £nil).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.4m (2004: £0.9m). There is an outstanding balance of £2.6m (2004: £0.9m) within creditors as at 31 October 2005.

Independent auditors' report to the members of First Choice Holidays PLC

We have audited the accounts of First Choice Holidays PLC. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described in the statement of Directors' Responsibilities, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts and the part of the Directors' Remuneration Report to be audited give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts, and the part of the Directors' Remuneration Report to be audited, are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

The accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 October 2004 and of the profit of the Group for the year then ended; and

The accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants
Registered Auditors
London

13 December 2004

Consolidated profit and loss account

for the year ended 31 October 2004

	Notes	Pre exceptional items and goodwill 2004	Exceptional items and goodwill 2004	Total 2004	Pre exceptional items and goodwill 2003	Exceptional items and goodwill 2003	Total 2003
		£m	£m	£m	£m	£m	£m
Group and share of joint venture turnover	2	2,366.1	—	2,366.1	2,262.8	—	2,262.8
Less share of joint venture turnover		(16.5)	—	(16.5)	(13.7)	—	(13.7)
Group turnover							
Continuing operations		2,289.7	—	2,289.7	2,206.5	—	2,206.5
—Acquisitions		59.9	—	59.9	—	—	—
		2,349.6	—	2,349.6	2,206.5	—	2,206.5
Discontinued operations		—	—	—	42.6	—	42.6
Total Group turnover	2	2,349.6	—	2,349.6	2,249.1	—	2,249.1
Cost of sales	2	(2,037.4)	—	(2,037.4)	(1,949.2)	—	(1,949.2)
Gross profit		312.2		312.2	299.9	—	299.9
Administrative expenses excluding goodwill amortisation	2	(213.6)	—	(213.6)	(209.2)	—	(209.2)
Goodwill amortisation		—	(23.4)	(23.4)	—	(22.3)	(22.3)
Total administrative expenses		(213.6)	(23.4)	(237.0)	(209.2)	(22.3)	(231.5)
Group operating profit							
Continuing operations		96.7	(22.4)	74.3	88.2	(20.8)	67.4
—Acquisitions		1.9	(1.0)	0.9	—	—	—
		98.6	(23.4)	75.2	88.2	(20.8)	67.4
Discontinued operations		—	—	—	2.5	(1.5)	1.0
Total Group operating profit		98.6	(23.4)	75.2	90.7	(22.3)	68.4
Share of operating profit/(losses) of joint venture		0.4	—	0.4	(2.1)	—	(2.1)
Goodwill amortisation on joint venture		—	(0.2)	(0.2)	—	(0.2)	(0.2)
Share of operating profit of associate		0.6	—	0.6	0.7	—	0.7
Total operating profit: Group and share of joint venture and associate		99.6	(23.6)	76.0	89.3	(22.5)	66.8
Loss on disposal/amount written off fixed asset investments	3	—	(0.2)	(0.2)	—	(16.8)	(16.8)
Income from other fixed asset investments		—	—	—	0.4	—	0.4
Profit before interest		99.6	(23.8)	75.8	89.7	(39.3)	50.4
Net interest payable and similar items	4	(1.3)	—	(1.3)	(2.6)	—	(2.6)
Profit on ordinary activities before taxation	6	98.3	(23.8)	74.5	87.1	(39.3)	47.8
Taxation on profit on ordinary activities	7	(28.4)	—	(28.4)	(25.3)	9.7	(15.6)
Profit on ordinary activities after taxation		69.9	(23.8)	46.1	61.8	(29.6)	32.2
Equity minority interests		(0.3)	—	(0.3)	(0.1)	—	(0.1)
Profit for the financial year		69.6	(23.8)	45.8	61.7	(29.6)	32.1
Preference share dividends	8	(13.7)	—	(13.7)	(13.7)	—	(13.7)
Profit attributable to ordinary shareholders		55.9	(23.8)	32.1	48.0	(29.6)	18.4
Ordinary share dividends	8	(28.4)	—	(28.4)	(25.7)	—	(25.7)
Retained profit/(loss) for the financial year	21	27.5	(23.8)	3.7	22.3	(29.6)	(7.3)
Earnings per ordinary share	9						
Basic earnings per ordinary share				6.2p			3.6p
Before goodwill amortisation				10.8p			8.0p
Before goodwill amortisation and exceptional items				10.8p			9.4p
Diluted earnings per ordinary share				6.2p			3.5p
Before goodwill amortisation				10.7p			7.8p
Before goodwill amortisation and exceptional items				10.7p			9.2p

Balance sheets

at 31 October 2004

	Notes	Group 2004 £m	Group 2003 £m (as restated)	Company 2004 £m	Company 2003 £m (as restated)
Fixed assets					
Intangible assets	10	**376.4**	381.8	**—**	—
Tangible assets	11	**288.7**	293.5	**—**	—
Investments	12	**0.8**	9.1	**498.8**	515.6
Investment in joint venture				**35.9**	35.9
Share of gross assets		**38.7**	42.6	**—**	—
Share of gross liabilities		**(10.4)**	(14.7)	**—**	—
Goodwill		**3.4**	3.6	**—**	—
Total investment in joint venture	13	**31.7**	31.5	**35.9**	35.9
Investment in associate	13	**2.1**	2.0	**2.9**	2.9
Total investments		**34.6**	42.6	**537.6**	554.4
Total fixed assets		**699.7**	717.9	**537.6**	554.4
Current assets					
Debtors	14	**400.3**	414.1	**307.6**	323.6
Investments	15	**38.6**	19.4	**—**	—
Cash at bank and in hand	16	**253.7**	233.2	**—**	0.1
Total current assets		**692.6**	666.7	**307.6**	323.7
Creditors: amounts falling due within one year	17	**(760.6)**	(759.6)	**(36.6)**	(34.0)
Net current (liabilities)/assets		**(68.0)**	(92.9)	**271.0**	289.7
Total assets less current liabilities		**631.7**	625.0	**808.6**	844.1
Creditors: amounts falling due after more than one year	18	**(80.6)**	(87.6)	**(1.3)**	—
Provisions for liabilities and charges	19	**(63.8)**	(59.6)	**—**	—
Equity minority interests		**(0.2)**	(0.1)	**—**	—
Net assets		**487.1**	477.7	**807.3**	844.1
Capital and reserves					
Called up share capital	20	**215.3**	215.3	**215.3**	215.3
Share premium account	21	**239.8**	238.7	**239.8**	238.7
Capital reserve	21	**1.9**	1.9	**1.9**	1.9
Share capital to be issued	21	**—**	0.1	**—**	0.1
Own share reserve	21	**(11.4)**	(14.4)	**(11.4)**	(14.4)
Revaluation reserve	21	**2.9**	2.9	**—**	—
Merger reserve	21	**161.0**	161.0	**188.3**	188.3
Profit and loss account	21	**(122.4)**	(127.8)	**173.4**	214.2
Shareholders' funds		**487.1**	477.7	**807.3**	844.1
Equity	21	**287.6**	278.4	**607.8**	644.8
Non-equity	21	**199.5**	199.3	**199.5**	199.3
Shareholders' funds		**487.1**	477.7	**807.3**	844.1

Approved by the Board
on 13 December 2004 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated cash flow statement

for the year ended 31 October 2004

	Notes	2004	2003
		£m	£m
Net cash inflow from operating activities	23	172.4	132.2
Dividends received from associate		0.3	0.3
Returns on investment and servicing of finance			
Interest received		3.9	3.3
Interest paid		(3.8)	(3.4)
Interest element of finance leases		(1.7)	(2.7)
Preference dividends paid		(13.5)	(13.5)
Dividends received		—	0.4
Net cash outflow from returns on investments and servicing of finance		(15.1)	(15.9)
Net tax paid		(21.3)	(23.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(54.6)	(59.6)
Proceeds from sales of tangible fixed assets		14.7	15.9
Proceeds from sale of trade investment		10.0	4.0
Purchase of investment		—	(0.3)
Decrease in cash collateral		—	0.1
Net cash outflow from capital expenditure and financial investment		(29.9)	(39.9)
Acquisitions and disposals			
Acquisitions of subsidiaries	12(a)	(30.9)	(9.0)
Disposal of subsidiaries	12(c)	20.8	—
Net cash outflow from acquisitions and disposals		(10.1)	(9.0)
Equity dividends paid		(25.9)	(23.0)
Net cash inflow before use of liquid resources and financing		70.4	21.3
Management of liquid resources			
Purchase of liquid investments		(19.2)	(2.5)
Increase in term deposits		(20.0)	(33.1)
Net cash outflow from management of liquid resources		(39.2)	(35.6)
Financing			
Issue of ordinary share capital		1.1	1.5
Capital payments under finance leases and hire purchase agreements		(7.3)	(4.8)
Increase in loans		5.4	9.4
Repayment of loan capital		(9.4)	(10.4)
Net cash outflow from financing		(10.2)	(4.3)
Increase/(decrease) in cash in the year	25	21.0	(18.6)

Statements of total consolidated recognised gains and losses

for the year ended 31 October 2004

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Profit for the financial year				
Group/Company	**45.3**	32.4	**1.1**	200.7
Share of joint venture	**0.2**	(0.8)	**—**	—
Share of associate	**0.3**	0.5	**—**	—
	45.8	32.1	**1.1**	200.7
Currency translation differences on foreign currency investments	**1.5**	(2.5)	**—**	—
Total recognised gains and losses relating to the financial year	**47.3**	29.6	**1.1**	200.7

Note of consolidated historical cost profits and losses

for the year ended 31 October 2004

A note of consolidated historical cost profits and losses is not presented as there is no material difference between the profits of the Group as shown in the accounts and those shown on a historical cost basis in either year.

Reconciliations of movements in shareholders' funds

for the year ended 31 October 2004

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Profit/loss for the financial year	**45.8**	32.1	**1.1**	200.7
Dividends	**(42.1)**	(39.4)	**(42.1)**	(39.4)
Retained profit/(loss) for the financial year	**3.7**	(7.3)	**(41.0)**	161.3
Restatement for UITF 38	**—**	(6.0)	**—**	(6.0)
Other net recognised gains and losses relating to the year	**1.5**	(2.5)	**—**	—
Amortised issue costs	**0.2**	0.2	**0.2**	0.2
New share capital	**1.1**	1.9	**1.1**	1.9
Share capital to be issued	**(0.1)**	(0.2)	**(0.1)**	(0.2)
Charge for EBT shares	**3.0**	—	**3.0**	—
Net addition/(reduction) to shareholders' funds	**9.4**	(13.9)	**(36.8)**	(157.2)
Opening shareholders' funds	**477.7**	491.6	**844.1**	686.9
Closing shareholders' funds	**487.1**	477.7	**807.3**	844.1

1. Accounting policies

Basis of preparation

The following accounting policies have been consistently applied in dealing with items considered material in relation to the accounts.

The Group has adopted during the year the requirements of UITF 38: Accounting for ESOP Trusts. This has the effect of changing the accounting policy in respect of the Employee Benefit Trust. The UITF requires all of the Company's holdings of its own shares, whether held directly or through an ESOP, to be presented as a deduction in arriving at shareholders' funds, rather than as assets within investments.

The historic cost of the shares to the ESOP is no longer used to calculate the charge for the options of which the ESOP held shares are the subject. The basis of the charge is the difference between the market value of the shares at the date of grant and the exercise price payable by the employee. This cost is spread over the employees' performance measurement period.

The comparative balance sheet has been restated as set out in note 3. There was no significant impact on the profit and loss account for the year ended 31 October 2003.

Accounting convention

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets, and on the going concern basis.

Basis of consolidation

The Group accounts consolidate the accounts of First Choice Holidays PLC and its subsidiary undertakings together with the Group's share of net assets and results of its joint venture and associated undertakings. These accounts are made up to 31 October 2004.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired during the year are included in the profit and loss account from the effective date of acquisition.

The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Associated undertakings and joint ventures

An associated undertaking is one in which the Group has a long-term investment and exercises significant influence over the Company in which the investment is made. The Group's share of the results and net assets of its associated undertakings are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, and the Group's related other goodwill, is included in investments in the consolidated balance sheet. The joint venture undertaking has been accounted for using the gross equity method in the Group balance sheet.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair values of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 November 1998 is capitalised. Positive goodwill is amortised to nil by equal instalments over its estimated useful life, normally 20 years. On the subsequent disposal or termination of a business acquired since 1 November 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Goodwill arising on consolidation prior to the adoption, on 1 November 1998, of FRS 10: Goodwill and Intangible Assets, has been charged directly to reserves. The goodwill, which has been taken directly to reserves, will be charged to the profit and loss account on disposal of the related business.

Fair value accounting adjustments are made in respect of acquisitions and these may be made on provisional estimates. Amendments may be made to those adjustments in the subsequent accounting period with a corresponding adjustment to goodwill in the light of post acquisition experience.

Foreign currencies

Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account in the season to which the contract relates.

The results of overseas subsidiaries are translated at weighted average exchange rates for the year and exchange differences arising on consolidation of the net investment in overseas subsidiaries are dealt with through reserves.

Financial instruments

The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Financial instruments are contracted for hedging purposes only. The Group does not trade any financial instruments and does not enter into speculative transactions. Interest rate derivatives are used to manage interest rate risk. Amounts payable and receivable in respect of these derivatives are recognised as adjustments to interest income or payable over the period of the contracts.

Gains and losses on foreign currency hedges are recognised on the maturity of the underlying exposure. Gains or losses arising on hedging instruments, which are cancelled due to the termination of underlying exposure, are taken to the profit and loss account immediately.

Turnover

Turnover represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue in respect of in house product is recognised on the date of departure and the related costs of distribution and of providing the holidays and flights are charged to the profit and loss account on the same basis. Travel agency commissions and other revenues received from the sale of third party product, together with related costs, are recognised on receipt of final payment. Turnover excludes intra-group transactions and is stated after deduction of trade discounts and commissions.

Client money received in advance

Client money received at the balance sheet date relating to holidays commencing and flights departing after the year end is included in creditors.

Marketing costs

Brochure and other marketing costs are charged to the profit and loss account in the season to which they relate.

Operating leases

Rentals payable and receivable under operating leases are charged or credited to the profit and loss account on a straight-line basis over the period of the lease or on another systematic basis, if this is more representative of the time pattern of the benefit from the use of the leased asset.

Finance leases and hire purchase contracts

Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in creditors representing the present value of the minimum lease payments. Where an option price exists, the corresponding liability includes the option purchase price as though it were a lease payment and the option exercise date is taken as the most beneficial to the Group. Payments are treated as consisting of capital and interest elements with the interest being charged to the profit and loss account in proportion to the outstanding obligations.

Tangible fixed assets and depreciation

Tangible fixed assets are depreciated on a straight-line basis, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful economic life.

The years used are as follows:

Freehold properties	—	50 years
Short leasehold properties	—	Lease period
Finance lease aircraft and equipment	—	Lease period
Aircraft spares and equipment	—	12 years
Yachts	—	15 years
Motor boats	—	25 years
Retail computer equipment	—	5 years
Computer equipment	—	3–5 years
Retail fixtures and fittings	—	8 years
Other assets	—	4 years

Since adopting FRS 15: Tangible Fixed Assets, newly acquired assets are carried at cost with other assets held at their previously revalued amounts.

Aircraft maintenance costs

Provision is made in respect of maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on the total anticipated costs over the useful economic life of the assets calculated by reference to costs experienced and published manufacturers' data. The charge to the profit and loss account is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

Deferred taxation

Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the accounts.

Pensions

The Group operates defined benefit and defined contribution schemes. Pension liabilities are funded by monthly or annual contributions. Under the defined benefit schemes, pension liabilities

are charged to the profit and loss account so as to spread the long-term cost of pensions over the service lives of employees. Variations from regular cost are spread over the average remaining service lives of current employees. Defined contribution scheme pension liabilities are charged to the profit and loss account as they fall due.

FRS 17: Retirement Benefits will require a market rather than actuarial valuation of defined benefit schemes. This will result in a greater volatility of the pension scheme surplus or deficit as the market valuation will be taken at each balance sheet date and be reflective of a particular point in time. At 31 October 2004, the Group has adopted the transitional disclosure requirements of FRS 17.

2. Segmental information

Sector Analysis

	2004			2003
Turnover	Continuing	Acquisitions	Total	Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	1,174.0	—	1,174.0	1,187.3
Specialist Holidays	762.3	7.7	770.0	702.9
Activity Holidays	185.1	10.4	195.5	185.2
Online Destination Services	168.3	41.8	210.1	131.1
StudentCity.com	—	—	—	—
	2,289.7	59.9	2,349.6	2,206.5
Discontinued operations			—	42.6
Group turnover			2,349.6	2,249.1
Share of joint venture			16.5	13.7
Group turnover plus share of joint venture			2,366.1	2,262.8

	2004			2003
Profit before tax	Continuing	Acquisitions	Total	Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	48.5	—	48.5	45.6
Specialist Holidays	23.9	0.7	24.6	20.0
Activity Holidays	14.6	0.5	15.1	11.9
Online Destination Services	9.7	1.5	11.2	10.7
StudentCity.com	—	(0.8)	(0.8)	—
	96.7	1.9	98.6	88.2
Discontinued operations			—	2.5
Joint venture			0.4	(2.1)
Associate			0.6	0.7
Income from other fixed asset investments			—	0.4
Profit before interest, goodwill amortisation & exceptional costs			99.6	89.7
Net interest payable			(1.3)	(2.6)
Profit before goodwill amortisation & exceptional costs			98.3	87.1
Goodwill amortisation			(23.6)	(22.5)
Exceptional costs			(0.2)	(16.8)
Profit before tax			74.5	47.8

Geographical Analysis

Turnover	2004 Continuing	2004 Acquisitions	2004 Total	2003 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	1,386.6	19.2	1,405.8	1,400.9
Europe	726.3	9.3	735.6	619.3
North America	176.8	31.4	208.2	186.3
	2,289.7	59.9	2,349.6	2,206.5
Discontinued operations			—	42.6
Group turnover			2,349.6	2,249.1
Share of joint venture			16.5	13.7
Group turnover plus share of joint venture			2,366.1	2,262.8

Profit before tax	2004 Continuing	2004 Acquisitions	2004 Total	2003 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	64.3	1.2	65.5	56.6
Europe	29.7	0.8	30.5	32.4
North America	2.7	(0.1)	2.6	(0.8)
	96.7	1.9	98.6	88.2
Discontinued operations			—	2.5
Joint venture			0.4	(2.1)
Associate			0.6	0.7
Income from other fixed asset investments			—	0.4
Profit before interest, goodwill amortisation & exceptional costs			99.6	89.7
Net interest payable			(1.3)	(2.6)
Profit before goodwill amortisation & exceptional costs			98.3	87.1
Goodwill amortisation			(23.6)	(22.5)
Exceptional costs			(0.2)	(16.8)
Profit before tax			74.5	47.8

Geographical analysis of business

Turnover determined by the location of customers is not materially different from turnover determined by location of business. Europe is defined as Continental Europe and Eire, whilst North America refers to Canada and the United States. First Choice is an integrated leisure travel business encompassing tour operating, distribution capacity, airline operations and ground handling services. Accordingly we consider that we operate under one class of business which we have defined as 'Leisure Travel'.

Exceptional items of £0.2m (2003: £16.8m) arise in Europe.

Analysis of goodwill amortisation and net assets		Goodwill amortisation 2004	Goodwill amortisation 2003	Net assets 2004	Net assets 2003
		£m	£m	£m	£m
Leisure Travel:					
UK	Continuing	8.4	7.0	390.7	437.7
	Acquisitions	0.3	—	2.1	—
	Discontinued	—	—	—	—
Europe	Continuing	12.9	12.8	84.2	37.2
	Acquisitions	0.1	—	0.3	—
	Discontinued	—	1.5	—	(4.2)
North America	Continuing	1.1	1.0	9.8	7.0
	Acquisitions	0.6	—	—	—
	Discontinued	—	—	—	—
		23.4	22.3	487.1	477.7

Analysis of continuing and discontinued operations and acquisitions

	Continuing operations 2004	Acquisitions 2004	Total 2004	Continuing operations 2003	Discontinued operations 2003	Total 2003
	£m	£m	£m	£m	£m	£m
Group turnover	2.289.7	59.9	2,349.6	2,206.5	42.6	2,249.1
Cost of sales	(1,986.6)	(50.8)	(2,037.4)	(1,915.0)	(34.2)	(1,949.2)
Gross profit	303.1	9.1	312.2	291.5	8.4	299.9
Administrative expenses excluding goodwill amortisation	(206.4)	(7.2)	(213.6)	(203.3)	(5.9)	(209.2)
Goodwill amortisation	(22.4)	(1.0)	(23.4)	(20.8)	(1.5)	(22.3)
Total administrative expenses	(228.8)	(8.2)	(237.0)	(224.1)	(7.4)	(231.5)
Group operating profit	74.3	0.9	75.2	67.4	1.0	68.4

The goodwill amortisation disclosed under Acquisitions relates to the goodwill arising on consolidation in respect of companies acquired during the year and that disclosed under Discontinued to operations discontinued in the year.

3. Exceptional items, amounts written off fixed asset investments and prior year adjustments

Exceptional costs of £0.2m in the year ended 31 October 2004 relate to the loss on disposal of the Group's interest in the Barceló Retail businesses as described in note 12(c) and the gain on disposal of the Group's minority stake in the Globalia group of companies. Exceptional costs in the year ended 31 October 2003 relate to the write-down of the value of the joint venture option with Barceló Corporación Empresarial SA as described in the Annual Report and Accounts for the year ended 31 October 2003.

During the period, the Group has adopted the requirements of UITF 38: 'Accounting for ESOP Trusts' and so has changed its accounting policy for the Employee Benefit Trust. There was no

significant impact on the profit and loss account for the year ended 31 October 2003. The comparative balance sheet at 31 October 2003 has been restated as shown below.

	31 October 2003
	£m
Investments and net assets	(6.0)
Reserve for own shares	(14.4)
Profit and loss account	8.4
Shareholders' funds	(6.0)

4. Net interest receivable and similar items

	2004	2003
	£m	£m
Bank interest receivable	**4.2**	3.5
Bank interest payable on loans and overdrafts	**(3.8)**	(3.4)
Finance lease charges on leases expiring within one year	**(0.2)**	—
Finance lease charges on leases expiring within two to five years	**(1.5)**	(2.7)
Interest payable and similar charges	**(5.5)**	(6.1)
Total	**(1.3)**	(2.6)

5. Employees

	2004 Total	2003 Total
Staff numbers		
Average number of employees	**13,915**	13,993

	2004	2003
	£m	£m
Staff costs		
Wages and salaries	**237.0**	225.8
Social security costs	**28.0**	28.0
Pension costs	**12.4**	9.6
	277.4	263.4

Details of the emoluments of directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration.

Consistent with the disclosure in note 2 'Segmental information' we consider the Group to have one integrated business of 'Leisure Travel'. Accordingly, we have disclosed the average number of employees under this single business.

Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £7.8m (2003: £7.6m) relating to defined contribution schemes were charged to the profit and loss account.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star scheme. Actuarial valuations of the three schemes were carried out at 1 November 2003 (Air 2000), 1 November 2003 (Unijet), and 1 July 2002 (Emerald Star). The valuations revealed Minimum Funding Requirement ratios of 79 per cent. and 81 per cent. respectively for the Air 2000 and Unijet schemes, calculated in accordance with the provisions of the Pension Act 1995.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities.

Air 2000 scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. From 1 November 2003 the Group has contributed at a rate of 34.2 per cent. of contribution salaries for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff and employees have contributed at rates of 7.0 per cent. (Flight Deck) and 5.0 per cent. (Ground and Administrative). The market value of the scheme's assets at the date of the last actuarial valuation was £18.5m, representing 59 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension charge for the year was £2.3m (2003: £1.5m). The signed Schedule of Contributions dated 14 June 2004 stated that the Group's contributions from 1 June 2004 are 34.2 per cent. for Flight Deck staff and 30.1 per cent. for Group and Administrative staff. In addition, two annual special employer contributions of £1.8m each will be due no later than 19 June 2005 and 2006 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. From 1 November 2003 the Group has contributed at an average rate of 10.7 per cent. of pensionable salaries and employees have contributed at an average rate of 7.0 per cent. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension cost for the year was £1.6m (2003: £0.5m). The signed Schedule of Contributions dated 17 November 2004 stated that the Group's contributions from 1 November 2004 are 16.4 per cent. In addition, three annual special employer contributions of £740,000 will be due no later than 30 November 2005, 2006 and 2007, followed by seven further employer contributions of £450,000 due no later than 30 November 2008 to 2014.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Emerald Star scheme

The principal valuation assumptions used were the rates of investment return of 8.0 per cent. per annum compound and a rate of salary increase of 6.0 per cent. per annum compound. From July 2002 the Group has contributed at an average rate of 2.5 per cent. of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m. The total pension cost for the year was £14,000.

The next triennial valuation will be made at 1 July 2005.

The transitional arrangements of FRS 17 require additional disclosure of defined benefit pension schemes as at 31 October 2004, 2003 and 2002, calculated in accordance with the requirements of FRS 17. For the purpose of these accounts, these figures are illustrative only and do not impact on the actual balance sheet or the profit and loss account. The assets of each scheme have been taken at market value and the liabilities have been calculated by the qualified actuary using the following principal actuarial assumptions:

	Emerald Star scheme per annum			Air 2000 scheme per annum			Unijet scheme per annum		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%
Inflation	2.50	2.50	2.25	3.00	2.50	2.00	3.00	2.50	2.00
Salary increases	4.50	4.50	4.25	5.00	3.75	3.75	5.00	3.75	3.75
Rate of discount	4.50	5.25	5.50	5.50	5.75	5.30	5.50	5.75	5.30
Pension in payment increases				3.00	3.00	3.00	3.00	2.50	2.00
Revaluation rate for deferred pensioners				3.00	2.50	2.00	3.00	2.50	2.00

On this basis, the illustrative balance sheet figures are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Total		
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
Assets	1.4	1.2	1.0	21.2	18.5	15.7	13.8	12.4	10.9	36.4	32.1	27.6
Liabilities	(1.0)	(0.7)	(0.6)	(39.6)	(27.5)	(27.6)	(27.2)	(16.9)	(17.3)	(67.8)	(45.1)	(45.5)
(Deficit)/ surplus	0.4	0.5	0.4	(18.4)	(9.0)	(11.9)	(13.4)	(4.5)	(6.4)	(31.4)	(13.0)	(17.9)
Deferred tax	—	—	—	5.5	2.7	3.6	4.0	1.4	1.9	9.5	4.1	5.5
Net (deficit)/ surplus	0.4	0.5	0.4	(12.9)	(6.3)	(8.3)	(9.4)	(3.1)	(4.5)	(21.9)	(8.9)	(12.4)

Based on the net deficit in the schemes at 31 October 2004 the future full adoption of FRS 17 would result in a decrease in Group reserves.

The above disclosed position is different to that determined for the long term funding of the schemes, as different assumptions have been used.

The assets of the schemes at 31 October 2004, 31 October 2003 and 31 October 2002 and corresponding expected returns over the following year are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Expected returns on all schemes		
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%
Equities	1.0	0.9	0.7	13.7	12.1	12.3	9.0	8.2	8.7	8.44	8.70	7.50
Bonds	0.2	0.2	0.2	7.4	6.2	2.1	4.7	4.1	1.4	5.48	5.50	5.00
Property	—	—	—	—	—	0.8	—	—	0.6	—	—	7.50
Cash and other short term assets	0.2	0.1	0.1	0.1	0.2	0.5	0.1	0.1	0.2	5.00	4.70	4.50
	1.4	1.2	1.0	21.2	18.5	15.7	13.8	12.4	10.9			

The fair value of the schemes' assets are not intended to be realised in the short term and may be subject to significant change before they are realised.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The present value of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain.

The transitional arrangements of FRS 17 also require disclosure of the defined benefit pension related costs and movements which would have been included in the profit and loss account and the statement of total consolidated recognised gains and losses had full adoption of FRS 17 been made in the year ended 31 October 2004.

Analysis of the amount that would have been charged to operating profit:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Current service cost	—	—	1.2	0.9	1.1	0.6	2.3	1.5

Analysis of the amount that would have been charged to other finance income:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Expected return on pension scheme assets	—	0.1	1.4	1.2	1.0	0.8	2.4	2.1
Interest on pension scheme liabilities	—	—	(1.6)	(1.5)	(1.0)	(0.9)	(2.6)	(2.4)
Net return	—	0.1	(0.2)	(0.3)	—	(0.1)	(0.2)	(0.3)

Analysis of the amount that would have been recognised in the statement of total consolidated recognised gains and losses:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Actual return less expected return on pension scheme assets	—	—	(0.3)	0.5	0.1	0.4	(0.2)	0.9
Actuarial experience gains and losses arising on the scheme liabilities	—	0.1	0.1	0.2	(1.0)	1.3	(0.9)	1.6
Changes in assumptions underlying the present value of the scheme liabilities	(0.1)	(0.1)	(9.6)	1.9	(7.6)	0.4	(17.3)	2.2
Actuarial gain recognised in the statement of total consolidated recognised gains and losses	(0.1)	—	(9.8)	2.6	(8.5)	2.1	(18.4)	4.7

Movement in pension surplus/(deficit) during the year:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Surplus/(deficit) in scheme at beginning of year	0.5	0.4	(9.0)	(11.9)	(4.5)	(6.4)	(13.0)	(17.9)
Movement in year:								
—Current service cost	—	—	(1.2)	(0.9)	(1.1)	(0.6)	(2.3)	(1.5)
—Contributions	—	—	1.8	1.5	0.7	0.5	2.5	2.0
—Other finance cost	—	0.1	(0.2)	(0.3)	—	(0.1)	(0.2)	(0.3)
—Actuarial gains/(losses)	(0.1)	—	(9.8)	2.6	(8.5)	2.1	(18.4)	4.7
Surplus/(deficit) in scheme at end of year	0.4	0.5	(18.4)	(9.0)	(13.4)	(4.5)	(31.4)	(13.0)

Actuarial gains/(losses) over the year were as follows:

2004	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	£m	%	£m	%	£m	%	£m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	—	2	(0.3)	(2)	0.1	1	(0.2)	(1)
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	—	3	0.1	0	(1.0)	(4)	(0.9)	(1)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(17)	(9.6)	(24)	(7.6)	(28)	(17.3)	(26)
Total actuarial gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(0.1)	(12)	(9.8)	(25)	(8.5)	(31)	(18.4)	(27)

Actuarial gains/(losses) last year were as follows:

2003	Emerald Star scheme £m	%	Air 2000 scheme £m	%	Unijet scheme £m	%	Total £m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	—	3	0.5	3	0.4	3	0.9	3
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	0.1	6	0.2	1	1.3	8	1.6	4
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(10)	1.9	7	0.4	2	2.2	5
Total actuarial gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	—	—	2.6	9	2.1	13	4.7	10

Share options

The Company has established three principal share option schemes: an executive, a senior executive performance related and a savings related share option scheme as well as an alternative long-term incentive scheme known as the Restricted Share Plan, all of which are as described in paragraph 6 of Part XI of this document.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Executive share option scheme	21,756	95.00	21 July 1998
Senior executive plan	3,200,914	109.50	30 October 2007
	2,893,983	109.50	9 December 2008
Savings related share option scheme	1,692,201	97.60	1 October 2005
Restricted share plan	361,255	N/A	5 October 2001
	12,082	N/A	12 October 2001
	14,770	N/A	15 December 2001
	101,136	N/A	16 September 2002
	564,973	N/A	14 December 2002
	407,478	N/A	14 December 2002
	7,740	N/A	6 January 2003
	27,805	N/A	22 March 2003
	7,430	N/A	13 April 2003
	6,105	N/A	15 August 2003
	140,002	N/A	11 December 2003
	113,860	N/A	11 December 2004
	143,616	N/A	5 April 2004
	2,532,066	N/A	11 December 2004
	31,377	N/A	12 April 2005
	3,339,677	N/A	30 October 2005
	430,978	N/A	12 December 2005
	223,901	N/A	31 December 2005
	16,326	N/A	29 January 2006
	92,538	N/A	14 April 2006
	3,092,711	N/A	9 December 2006
	154,333	N/A	23 December 2006
	327,381	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007

As at 31 October 2004 there were 9,926,310 ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) 17: Employee Share Schemes, in respect of its savings related share option scheme. The cost of share options granted under this scheme are therefore not charged to the profit and loss account.

6. Profit on ordinary activities before taxation

	2004	2003
	£m	£m
Profit on ordinary activities before taxation is stated after charging/ (crediting):		
Operating lease income, aircraft	**(4.9)**	(4.3)
Operating lease rentals, land and buildings	**39.3**	37.9
Operating lease rentals, aircraft and other equipment	**85.1**	105.4
Auditors' remuneration, audit fees	**0.9**	0.9
Other fees paid to the auditors and their associates	**0.6**	0.4
Depreciation	**35.8**	35.3
Amortisation of EBT shares	**3.0**	2.6
Loss / (gain) on sale of fixed assets	**0.4**	(0.5)
Goodwill amortisation, subsidiaries	**23.3**	22.3
Goodwill amortisation, associates	**0.1**	—
Goodwill amortisation joint venture	**0.2**	0.2

The Company's audit fee is borne by a subsidiary company and amounted to £10,000 (2003: £10,000). Non-audit fees of £0.1m (2003: £0.2m) relating to due diligence on acquisitions and related share issue costs have been included within the cost of investments and the calculation of goodwill arising on consolidation. Non-audit fees charged to the profit and loss account of £0.6m (2003: £0.4m) principally relate to taxation advisory services and advice relating to the disposal of the Barceló retail businesses.

7. Taxation

The tax charge in the 31 October 2004 Group accounts can be summarised as follows:

	2004	2003
	£m	£m
Tax on profit on ordinary activities:		
(i) Analysis of charge in year		
Current tax:		
UK corporation tax on profits of the year	17.7	25.8
Non-UK tax on profits of the year	9.4	6.8
Adjustments in respect of previous periods	(0.1)	1.7
Total current tax before share of joint venture and associate	27.0	34.3
—Share of current tax of joint venture	(0.3)	(0.7)
—Adjustments in respect of previous periods relating to joint venture	—	(0.8)
—Share of associates' current tax	0.2	0.2
Total current tax after share of joint venture and associate	26.9	33.0
Deferred tax:		
Origination and reversal of timing differences:		
—Current year UK	(0.9)	(9.1)
—Current year non-UK	2.0	(7.5)
—Adjustments in respect of previous periods	0.1	(0.8)
Total deferred tax before share of joint venture	1.2	(17.4)
—Share of deferred tax of joint venture	0.3	—
Total deferred tax after share of joint venture	1.5	(17.4)
Tax on profit on ordinary activities	28.4	15.6

(ii) Factors affecting the current tax charge for the year

The current tax charge for the year is higher (2003: higher) than the standard rate of corporation tax in the UK 30 per cent. (2003: 30 per cent.). The differences are explained below:

	2004	2003
	£m	£m
Profit on ordinary activities before tax	74.5	47.8
Profit on ordinary activities at the standard rate of UK corporation tax of 30 per cent. (2003: 30 per cent.)	22.4	14.3
Effects of:		
—Expenses not deductible for tax purposes	5.3	4.3
—Depreciation for year in excess of capital allowances	0.9	9.1
—Utilisation of tax losses	(3.6)	(2.0)
—Non-utilisation of tax losses	0.9	9.0
—Higher tax rates on overseas earnings	1.8	(0.8)
—Lower tax rates on overseas earnings	(1.2)	(1.8)
—Adjustments to tax charge in respect of previous periods	(0.1)	0.9
—Other short term timing differences	0.5	—
Current tax charge for year	26.9	33.0

The effective rate of taxation of 29 per cent. (pre goodwill amortisation and exceptional items) is expected to prevail for the foreseeable future.

8. Dividends

	2004	2003
	£m	£m
Ordinary shares		
Interim—1.75p per share (2003: 1.6p) paid 1 November 2004	9.0	8.2
Final proposed—3.75p per share (2003: 3.4p) payable 6 April 2005	19.4	17.5
Total ordinary dividend—5.5p per share (2003: 5.0p)	28.4	25.7
Preference shares		
6.75 per cent. convertible cumulative redeemable	13.5	13.5
Amortisation of preference share issue costs	0.2	0.2
	13.7	13.7

The final ordinary dividend of 3.75p is payable to all ordinary shareholders on the register on 4 March 2005.

Amounts paid relating to preference share dividends during the year comprise £12.4m in respect of the 2004 dividend and £1.1m accrued for the 2003 dividend as at 31 October 2003. £1.1m has also been accrued as at 31 October 2004 representing the final amount payable in respect of the 2004 preference share dividend (see note 17).

9. Earnings per ordinary share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the conversion of the convertible preference shares and outstanding share options, where their conversion is dilutive.

The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2004	Weighted average no. of shares 2004	Earnings per share 2004	Earnings 2003	Weighted average no. of shares 2003	Earnings per share 2003
	£m	millions	pence	£m	millions	pence
(i) Basic earnings per share	32.1	516.6	6.2	18.4	511.7	3.6
Goodwill amortisation	23.6	—	4.6	22.5	—	4.4
Basic earnings per share before goodwill amortisation	55.7	516.6	10.8	40.9	511.7	8.0
Exceptional items (net of tax)	0.2	—	—	7.1	—	1.4
Basic earnings per share before goodwill amortisation and exceptional items	55.9	516.6	10.8	48.0	511.7	9.4
(ii) Diluted earnings per share						
Basic earnings per share	32.1	516.6	6.2	18.4	511.7	3.6
Effect of dilutive securities						
Options	—	4.3	—	—	10.9	(0.1)
Diluted earnings per share	32.1	520.9	6.2	18.4	522.6	3.5
Goodwill amortisation	23.6	—	4.5	22.5	—	4.3
Diluted earnings per share before goodwill amortisation	55.7	520.9	10.7	40.9	522.6	7.8
Exceptional items (net of tax)	0.2	—	—	7.1	—	1.4
Diluted earnings per share before goodwill amortisation and exceptional items	55.9	520.9	10.7	48.0	522.6	9.2

In accordance with FRS 14: Earnings per Share, the calculation of diluted earnings per share has not taken into account the impact of the 6.75p Convertible preference shares, as this is anti-dilutive.

10. Intangible fixed assets

	Group
	£m
Cost	
At 1 November 2003	447.5
Additions (note 12a)	43.3
Disposals	(27.8)
Revisions to fair value adjustments and acquisition costs on prior year acquisitions (note 12b)	0.1
Revision to consideration on prior year acquisitions (note 12b)	(0.6)
Exchange adjustments	(0.4)
At 31 October 2004	**462.1**
Provision for amortisation	
At 1 November 2003	65.7
Charge in the year	23.4
Released on disposal	(3.4)
At 31 October 2004	**85.7**
Net book value	
At 31 October 2004	**376.4**
At 31 October 2003	381.8

Intangible fixed assets represent goodwill arising on acquisition. Note 12 provides details of acquisitions in the year and other changes to goodwill. Positive goodwill is amortised to nil by equal instalments over its useful economic life, usually 20 years.

11. Tangible fixed assets

	Land and buildings	Yachts and motor boats	Aircraft and equipment	Computer equipment	Other	Total
	£m	£m	£m	£m	£m	£m
Cost or valuation At 1 November 2003	95.1	129.3	74.1	63.4	38.5	400.4
Exchange adjustments	(0.2)	(0.4)	—	0.1	0.1	(0.4)
Additions	6.9	9.9	8.6	19.1	6.8	51.3
Disposals	(3.4)	(10.8)	(0.4)	(10.3)	(13.0)	(37.9)
At 31 October 2004	**98.4**	**128.0**	**82.3**	**72.3**	**32.4**	**413.4**
Depreciation						
At 1 November 2003	20.4	13.6	29.1	25.5	18.3	106.9
Exchange adjustments	(0.1)	—	—	—	0.1	—
Provided in the year	5.5	7.2	4.8	13.7	4.6	35.8
Disposals	(1.2)	(3.3)	(0.2)	(5.4)	(7.9)	(18.0)
At 31 October 2004	**24.6**	**17.5**	**33.7**	**33.8**	**15.1**	**124.7**
Net book value						
At 31 October 2004	**73.8**	**110.5**	**48.6**	**38.5**	**17.3**	**288.7**
At 31 October 2003	74.7	115.7	45.0	37.9	20.2	293.5

Other fixed assets with a combined net book value as at 31 October 2004 of £17.3m (2003: £20.2m) comprise £16.5m (2003: £19.8m) of fixtures and fittings, £0.6m (2003: £0.1m) of motor vehicles and £0.2m (2003: £0.3m) of ski equipment.

Fixed asset additions of £51.3m include £0.9m of fixed assets acquired on the acquisition of subsidiary companies during the year.

Land and buildings comprise freehold and short leasehold properties with net book values of £19.4m (2003: £20.6m) and £54.4m (2003: £54.1m) respectively. A number of the Group's freehold properties are included at valuations, which were adopted prior to the introduction of FRS 15:

(i) A freehold property in Manchester was revalued at £1.2m by Savills, Chartered Surveyors, on the basis of an open market valuation at 31 October 1997 in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors.

(ii) Freehold hotel properties located in France were revalued as at 31 October 1996 at French Francs 16,000,000 (£1.9m) by Lecart HDS Expertises, on the basis of an open market valuation.

The net book values of assets held at valuation along with corresponding historical cost amounts are set out below. All valuations were carried out on an open market basis.

	Land and buildings	Aircraft and equipment
	£m	£m
Net book value at valuation		
As at 31 October 2004	**2.7**	**3.7**
Historical cost		
At 1 November 2003	2.1	2.6
Additions	—	1.9
At 31 October 2004	**2.1**	**4.5**
Depreciation		
At 1 November 2003	0.4	1.4
Provided in the year	0.1	0.5
At 31 October 2004	**0.5**	**1.9**
Net book value at cost		
At 31 October 2004	**1.6**	**2.6**

Properties revalued as part of acquisitions have not been included in the above figures as they represent the cost to the Group. The net book value of assets held under finance leases and hire purchase contracts at 31 October 2004 was £37.6m (2003: £44.6m). The depreciation charged in the year for these assets was £2.8m (2003: £3.4m).

12. Investments

	Group Trade investments	Company Shares in subsidiaries
	£m	£m
Cost		
At 1 November 2003	9.1	525.8
Acquisitions	—	21.2
Disposals/written off	(8.3)	(38.0)
At 31 October 2004	**0.8**	**509.0**
Provision for diminution in value		
At 1 November 2003	—	10.2
Provided in the year	—	—
At 31 October 2004	**—**	**10.2**
Net book value		
At 31 October 2004	**0.8**	**498.8**
At 31 October 2003	9.1	515.6

The trade investments at the beginning of the year related principally to the Group's share in Globalia, an unlisted Spanish leisure group. During the year the remainder of the shareholding was disposed of.

Principal operating subsidiaries

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	Ireland	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
Specialist Holidays Sector		
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
Citalia Holidays Limited	United Kingdom	Tour operator
Taurus Reiseveranstalter GesmbH	Austria	Tour operator
Bosphorus S.A.	Belgium	Tour operator
Groupe Marmara S.A.	France	Tour operator
Tourinter S.A.	France	Tour operator
Nazar Holiday Reiseveranstaltung GmbH	Germany	Tour operator
Taurus Tours A.G.	Switzerland	Tour operator
Royal Vacaciones S.A.	Spain	Tour operator
First Choice Nederland B.V.*	Netherlands	Tour operator
I Viaggi del Turchese S.r.l.	Italy	Tour operator
Viagens e Turismo Limitada	Portugal	Tour operator
Signature Vacations Inc.	Canada	Tour operator
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Crown Holidays Limited	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Porter & Haylett Limited*	United Kingdom	Tour operator
Sunsail International B.V.*	Netherlands	Tour operator
Stardust Yacht Charters Inc.	France	Tour operator
Worldwide Adventures Limited	United Kingdom	Tour operator
Caradonna Caribbean Tours, INC.	USA	Tour operator
Online Destination Services Sector		
Barceló Destination Services, S.L.	Spain	Destination services
Value Added Vacations, Inc.	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds, S.L.	Spain	Online accommodation
StudentCity.com, Inc.	USA	Tour operator

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return. All the principal operating subsidiaries were wholly owned and were consolidated at 31 October 2004.

StudentCity.com, Inc. has an accounting reference date of 30 June. It is the Group's intention to change this to 31 October as soon as practicable.

Acquisitions

(a) Acquisitions in the year ended 31 October 2004

Acquisitions were made in the year for a total of £41.8m, including £0.9m of acquisition expenses. These acquisitions gave rise to goodwill of £43.3m. The acquired businesses and their acquisition date were:

Sector and entity	Country of operation	Acquisition date	Consideration
			£m
Activity Holidays			
Adventure Center	United States	November 2003	0.5
Trips Worldwide Limited	United Kingdom	December 2003	0.6
The Adventure company	United Kingdom	March 2004	3.1
Caradonna Caribbean Tours, Inc.	United States	March 2004	3.1
Let's Trek Australia	Australia	July 2004	0.1
Specialist Holidays			
Grantur	Portugal	July 2004	3.4
Online Destination Services			
Value Added Vacations, Inc.	United States	February 2004	3.3
Trina Tours Group	United Kingdom	May 2004	6.7
Triaena Destination Management, SL	Greece	July 2004	0.4
Medetours KK	Japan	July 2004	—
StudentCity.com, Inc.	United States	July 2004	19.7
			40.9

Net assets/(liabilities) acquired

	Notes	Book value prior to acquisition	Fair value adjustments	Fair value of net assets/ (liabilities) acquired
		£m	£m	£m
Intangible fixed assets	1	0.4	(0.4)	—
Tangible fixed assets		0.9	—	0.9
Current assets (excluding cash)	2	5.1	0.1	5.2
Cash		2.6	—	2.6
Creditors due within one year	3	(10.0)	(0.2)	(10.2)
Total net liabilities acquired		**(1.0)**	**(0.5)**	**(1.5)**
Consideration				40.9
Acquisition costs				0.9
Total investment cost				41.8
Net liabilities acquired (as above)				1.5
Goodwill arising				**43.3**

Notes:

1. Elimination of goodwill existing in balance sheets at acquisition.
2. Recognition of deferred tax on fair value adjustments.
3. Recognition of liability for settlement of a claim against the business.

The consideration payable is made up by:

	£m
Cash	28.3
Deferred consideration	0.6
Contingent consideration	12.0
Total consideration	**40.9**

The contingent consideration payable is in respect of the acquisitions of the Trina Tours group of companies, Grantur and StudentCity.com. It is dependent on the results of the businesses over the following periods, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
Trina Tours group	Year ended 30/9/04 to year ended 30/9/06	£1.9m	£1.9m
Grantur	Year ended 30/10/04 to year ended 30/10/07	€3.0m	€3.0m
StudentCity.com, Inc.	Year ended 30/6/05 to year ended 30/6/09	US$22.5m	US$14.8m

The net cash outflow from the acquisitions made in the year is as follows:

	£m
Cash consideration including costs	29.2
Cash acquired	(2.6)
Net cash outflow	**26.6**

The goodwill of £43.3m arising on the acquisitions has been capitalised on the balance sheet and will be amortised over 20 years, its estimated useful economic life. All acquisitions have been accounted for using the acquisition method. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Subsequent experience may result in the requirement to revise fair values in the subsequent accounting period.

In addition, deferred and contingent consideration of £4.3m, relating to prior year acquisitions was paid during the year, resulting in a total net cash outflow for the year in respect of acquisitions of £30.9m (2003: £9.0m)

(b) Adjustments to estimates relating to acquisitions in previous years

Adjustments to contingent consideration and fair value estimates relating to acquisitions in previous years have resulted in a reduction in the value of goodwill of £0.5m.

(c) Disposal of the Barceló Retail businesses

During the period the Group disposed of its interests in its Spanish leisure retail and international business travel operations (Barceló Retail) by means of a controlled auction, which resulted in Barceló Corporación Empresarial SA exercising its pre-emption right under a Relationship Agreement dated 16 June 2000 to acquire Barceló Retail on terms which had been independently negotiated with a third party. After adjustments, the consideration for the disposal was €36.1m (£24.9m) of which €3.5m (£2.4m) is deferred. After deducting related costs, and associated goodwill of £24.4m, and including the gain on the disposal of the Globalia stake, the net loss on disposal was £0.2m.

The cash inflow arising on the disposal of Barceló Retail was £20.8m.

13. Investments in associate and joint venture

	Group share of net assets of joint venture	Group share of net assets of associate	Group total	Company
	£m	£m	£m	£m
Cost				
At 1 November 2003	27.9	2.0	29.9	38.8
Dividend received	—	(0.3)	(0.3)	—
Share of profits for the year	0.4	0.6	1.0	—
Share of tax charge	—	(0.2)	(0.2)	—
At 31 October 2004	**28.3**	**2.1**	**30.4**	**38.8**
Goodwill				
At 1 November 2003	3.6	—	3.6	
Amortisation	(0.2)	—	(0.2)	
At 31 October 2004	**3.4**	—	**3.4**	
Net book value				
At 31 October 2004	**31.7**	**2.1**	**33.8**	
At 31 October 2003	31.5	2.0	33.5	

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England & Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

14. Debtors

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Trade debtors	**93.6**	83.5	—	—
Amounts due from subsidiaries	—	—	**300.5**	318.5
Amounts due from joint venture undertaking	**0.9**	0.7	—	—
Other debtors	**104.1**	124.1	**5.6**	3.6
Prepayments	**196.1**	197.8	**1.5**	1.5
Deferred tax asset (note 19)	**5.6**	8.0	—	—
	400.3	414.1	**307.6**	323.6

Included in prepayments are security deposits repayable by 2006 of £5.2m (2003: £5.9m) which are held as security against hire purchase contracts and operating leases. £4.6m relates to security deposits not repayable within one year (2003: £5.4m).

In addition to the security deposits mentioned above are debtors receivable after more than one year, Group £1.6m (2003: £0.8m) and Company £nil (2003: £nil).

15. Current asset investments

	Group 2004	Group 2003
	£m	£m
Short-term liquid assets	38.6	19.4

16. Cash at bank and in hand

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Cash	76.0	75.5	—	0.1
Deposits at bank maturing within one month	177.7	157.7	—	—
Cash at bank and in hand	253.7	233.2	—	0.1

17. Creditors: amounts falling due within one year

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Bank loans and overdrafts (note 18)	7.4	29.9	0.1	—
Trade creditors	213.4	235.0	—	—
Corporation tax	25.5	25.4	—	0.9
Finance leases (and hire purchase contracts)	6.2	5.7	—	—
Other creditors	32.7	44.5	4.6	4.3
Other taxes and social security costs	23.8	21.9	2.4	2.0
Accruals and deferred income	211.4	191.3	—	—
Dividends	29.5	26.8	29.5	26.8
Client money received in advance	210.7	179.1	—	—
	760.6	759.6	36.6	34.0

Included in other creditors are amounts in respect of deferred consideration payable for acquisitions, Group £6.3m (2003: £4.8m) and Company £0.6m (2003: £4.1m).

18. Creditors: amounts falling due after more than one year

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Bank loans	38.7	40.9	—	—
Finance leases (and hire purchase contracts)	19.3	27.0	—	—
Deferred consideration	8.5	2.2	1.3	—
Accruals and deferred income	14.1	17.5	—	—
	80.6	87.6	1.3	—

	Group 2004	Group 2003
	£m	£m
Group obligations under finance leases and hire purchase contracts in respect of aircraft, yachts and equipment payable within:		
One year	6.2	5.7
Two to five years	19.3	27.0
	25.5	32.7

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets.

Bank loans and overdrafts are repayable within:

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
One year	7.4	29.9	0.1	—
Two to five years	36.3	28.1	—	—
After five years	2.4	12.8	—	—
			—	—
	46.1	70.8	0.1	—

Included within amounts payable within one year are bank overdrafts of £0.1m (2003: £21.0m) that are repayable on demand at rates noted in note 22(a).

The Group has bank loans of £46.0m (UK £45.6m, Europe £0.4m), (2003: £49.8m (UK £49.2m, Europe £0.6m)), which are repayable in regular instalments on rates of interest as detailed in note 22(a). In the UK and Europe the loans are secured on the underlying assets of the company in whose name the borrowings are made.

19. Provisions for liabilities and charges

	Aircraft maintenance	Deferred Taxation	Pensions	Other	Total
	£m	£m	£m	£m	£m
At 1 November 2003	41.1	16.2	—	2.3	59.6
Provided/(credited) in the year	47.8	1.2	1.9	(0.5)	50.4
Costs incurred	(43.5)	—	—	—	(43.5)
Transferred from debtors	—	(2.4)	—	—	(2.4)
Exchange movements	(0.3)	—	—	—	(0.3)
At 31 October 2004	**45.1**	**15.0**	**1.9**	**1.8**	**63.8**

The net deferred tax provision at 31 October 2004 is as follows:

	2004	2003
	£m	£m
Accelerated capital allowances	**15.0**	16.4
Other short-term timing differences	**(0.1)**	(0.7)
Tax losses carried forward	**(5.5)**	(7.5)
	9.4	8.2

	2004	2003
	£m	£m
Net provision at the end of the year		
Included within:		
—Debtors (see note 14)	**(5.6)**	(8.0)
—Provisions for liabilities and charges (see above)	**15.0**	16.2
	9.4	8.2

There are no unprovided deferred taxation liabilities at either 31 October 2004 or 31 October 2003.

There are an unrecognised deferred tax asset at 31 October 2004 in respect of losses carried forward of £29.0m (2003: £30.0m), capital losses carried forward of £4.5m (2003: £4.5m) and surplus ACT of £nil (2003: £0.1m). These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

20. Share capital

	2004	2003
	£m	£m
Authorised		
800,000,000 (2003: 800,000,000) ordinary shares of 3p each	**24.0**	24.0
199,500,000 (2003: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	**199.5**	199.5
	223.5	223.5
Allotted, called up and fully paid		
527,839,299 (2003: 526,669,654) ordinary shares	**15.8**	15.8
199,500,000 (2003: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	**199.5**	199.5
	215.3	215.3

The Company issued 1,169,645 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	60,723
Senior Executive Plan	191,263
Savings Related Share Option Scheme	917,659
	1,169,645

The share premium arising on the above issues was £1.1m.

The convertible cumulative redeemable preference shares of £1 each can be converted by the holder into fully paid ordinary shares on the basis of 52.6316 ordinary shares for every £100 in nominal amount of convertible preference shares. This can be done at any time up to 10 July 2010.

The convertible cumulative redeemable preference shares of £1 each may be redeemed by the Company:

(i) where the aggregate nominal amount of shares remaining in issue shall be less than 10 per cent. of the aggregate nominal amount of shares at any time issued as convertible preference shares;

(ii) on or at any time after the fifth anniversary of the date of first issue;

(iii) within 14 days of the occurrence of a relevant event.

Special conversion rights will apply in certain circumstances in the event that a successful offer is made for the whole ordinary share capital of the Company. The convertible preference shares rank ahead of the ordinary shares on a winding up or other return of capital in respect of £1 per share and any arrears of dividend. The convertible preference shareholders are entitled to vote at any general meeting of the Company. The Company will, subject to statutory provisions, be obliged on 10 July 2010 to redeem at £1 per share any of the convertible preference shares then in issue.

21. Capital and reserves

Group	Share capital	Share premium	Capital reserve	Share capital to be issued	Own shares reserve	Revaluation reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 November 2003	215.3	238.7	1.9	0.1	—	2.9	161.0	(136.2)	483.7
Restatement for UITF 38	—	—	—	—	(14.4)	—	—	8.4	(6.0)
At 1 November 2003 (restated)	**215.3**	**238.7**	**1.9**	**0.1**	**(14.4)**	**2.9**	**161.0**	**(127.8)**	**477.7**
Own shares disposal (vested)	—	—	—	—	3.0	—	—	(3.0)	—
Charge for EBT shares	—	—	—	—	—	—	—	3.0	3.0
Exchange movements	—	—	—	—	—	—	—	1.5	1.5
Options exercised	—	1.1	—	—	—	—	—	—	1.1
Transfer of amortised issue cost	—	(0.2)	—	—	—	—	—	0.2	—
Revision to acquisition consideration	—	—	—	(0.1)	—	—	—	—	(0.1)
Retained loss for the period	—	0.2	—	—	—	—	—	3.7	3.9
At 31 October 2004	**215.3**	**239.8**	**1.9**	**—**	**(11.4)**	**2.9**	**161.0**	**(122.4)**	**487.1**

The reserve for own shares represents shares owned by the Employee Benefit Trust at their historic cost.

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2004 is £232.3m (2003: £232.3m) against which Section 131 merger relief of £40.6m (2003: £40.6m) has been deducted.

Company	Share capital	Share premium	Capital reserve	Share capital to be issued	Own shares reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 November 2003	215.3	238.7	1.9	0.1	—	188.3	205.8	850.1
Restatement for UITF 38	—	—	—	—	(14.4)	—	8.4	(6.0)
At 1 November 2003 (restated)	215.3	238.7	1.9	0.1	(14.4)	188.3	214.2	844.1
Own shares disposal (vested)	—	—	—	—	3.0	—	(3.0)	—
Charge for EBT shares	—	—	—	—	—	—	3.0	3.0
Options exercised	—	1.1	—	—	—	—	—	1.1
Transfer of amortised issue cost	—	(0.2)	—	—	—	—	0.2	—
Revision to acquisition consideration	—	—	—	(0.1)	—	—	—	(0.1)
Retained loss for the period	—	0.2	—	—	—	—	(41.0)	(40.8)
At 31 October 2004	**215.3**	**239.8**	**1.9**	**—**	**(11.4)**	**188.3**	**173.4**	**807.3**

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The loss before taxation for the financial year of First Choice Holidays PLC was £0.3m (2003: profit of £200.7m).

Equity/non-equity shareholders' funds

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Non-equity				
Share capital	199.5	199.5	199.5	199.5
Issue costs	—	(0.2)	—	(0.2)
	199.5	199.3	199.5	199.3
Equity	287.6	278.4	607.8	644.8
Shareholders' funds	487.1	477.7	807.3	844.1

22. Financial instruments

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions.

The Group's policy with regard to such financial instruments is detailed within the accounting policies in note 1. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2004 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2004			2005		
	Floating rate	Non-interest bearing	Total	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m
Financial assets						
Sterling	162.8	11.0	173.8	154.9	—	154.9
Canadian Dollars	28.7	—	28.7	14.2	—	14.2
Euro	65.6	1.3	66.9	63.6	9.1	72.7
US Dollars	15.1	—	15.1	14.9	—	14.9
Other	8.6	—	8.6	5.0	—	5.0
Total	280.8	12.3	293.1	252.6	9.1	261.7

Floating rate financial assets comprise cash, and current asset investments, which attract interest rates of between 1 per cent. and 4 per cent. and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2004				2003			
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities								
Sterling	236.5	27.0	2.0	265.5	254.2	37.4	—	291.6
Canadian Dollars	—	—	2.1	2.1	—	—	2.2	2.2
Euro	7.0	0.6	2.1	9.7	9.8	1.4	—	11.2
US Dollars	—	—	8.6	8.6	—	0.2	—	0.2
Total	243.5	27.6	14.8	285.9	264.0	39.0	2.2	305.2

Fixed rate financial liabilities comprise the 6.75 per cent. convertible preference shares of £199.5m with the balance comprising bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings is 6.3 per cent. (2003: 6.4 per cent.) and the average date to maturity is 3.3 years. The weighted average fixed rate of Euro borrowings is 6.1 per cent. and the average date to maturity is 3.7 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 1.0 per cent. and 1.65 per cent.

Euro: EURIBOR plus a margin of 1.7 per cent. or RIBOR plus a margin between 0.25 per cent. and 0.87 per cent.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2004	2003
	£m	£m
Within one year	19.9	35.6
In more than one year but less than five years	64.1	57.3
More than five years	201.9	212.3
	285.9	305.2

(c) Fair value of derivative financial instruments

	2004		2003	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Fair values				
Financial instruments				
Financial assets	293.1	293.1	261.7	261.7
Financial liabilities	285.9	285.9	305.2	305.2
Derivative financial instruments				
Interest rate swaps and forward rate agreements	—	(0.8)	—	(2.0)
Foreign currency transactions	—	(29.0)	0.1	(23.2)
Fuel derivatives	—	32.9	—	3.5
	—	3.1	0.1	(21.7)
Difference between book and fair value		3.1		(21.8)

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

	2004			2003		
	Gains	Losses	Net	Gains	Losses	Net
	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses						
Total unrecognised gains/(losses) at 1 November 2003	19.0	(40.8)	(21.8)	9.3	(30.3)	(21.0)
(Gains)/losses recognised in the year relating to prior years	(17.8)	32.8	15.0	(7.4)	25.0	17.6
Gains/(losses) not recognised in the year relating to prior years	1.2	(8.0)	(6.8)	1.9	(5.3)	(3.4)
Gains/(losses) not recognised in the year relating to the current year	42.0	(32.1)	9.9	17.1	(35.5)	(18.4)
Total unrecognised gains/(losses) at 31 October 2004	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)
Of which:						
Due to be recognised within one year	42.0	(34.7)	7.3	17.8	(32.8)	(15.0)
Due to be recognised after one year	1.2	(5.4)	(4.2)	1.2	(8.0)	(6.8)
	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in

currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

	Euro	US Dollars	Can Dollars	Thai Bhats	Aus Dollars	Other	2004 Total	2003 Total
	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency								
Sterling	6.0	6.3	0.9	1.5	3.1	1.6	19.4	(10.8)
Canadian Dollars	—	1.4	—	—	—	—	1.4	10.6
Euro	(0.2)	2.9	(0.1)	—	0.1	(0.8)	1.9	0.6
US Dollars	0.2	—	—	—	—	—	0.2	—
Total	6.0	10.6	0.8	1.5	3.2	0.8	22.9	0.4

(f) Undrawn committed borrowing facilities

As at 31 October 2004 the Group had available an undrawn committed borrowing facility of £109.7m comprising letters of credit, guarantee and a revolving, floating rate credit facility for cash borrowings which expires on 31 March 2008.

The conditions precedent to the availability of this facility are also satisfied at the balance sheet date.

In addition, as at 31 October 2004, the Group also had available an undrawn committed asset financing facility of £2.9m. The commitment period for new drawdowns expires on 15 February 2005.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003
	£m	£m
Group operating profit (after goodwill amortisation and exceptional items)	**75.2**	68.4
Depreciation	**35.8**	35.3
Charge for EBT shares	**3.0**	2.6
Goodwill amortisation	**23.4**	22.5
Loss/(gain) on sale of fixed assets	**0.5**	(0.5)
Fixed assets written off on disposal of a subsidiary	**—**	1.0
Increase in debtors	**(18.3)**	(14.4)
Increase in creditors and maintenance reserves	**52.8**	17.3
Net cash inflow from operating activities	**172.4**	132.2

24. Movements in cash and net funds

	2004	Cash movement	Non-cash movement	Borrowings assumed on acquisition	Borrowings disposed of	2003
	£m	£m	£m	£m	£m	£m
Cash	**76.0**	0.1	0.4	—	—	75.5
Bank overdrafts	**(0.1)**	20.9	—	—	—	(21.0)
Deposits at bank maturing within one month	**177.7**	20.0	—	—	—	157.7
Current asset investments	**38.6**	19.2	—	—	—	19.4
Bank loans	**(46.0)**	4.0	(0.2)	—	—	(49.8)
Finance leases and hire purchase contracts	**(25.5)**	7.3	(0.1)	(0.2)	0.2	(32.7)
Net funds	**220.7**	71.5	0.1	(0.2)	0.2	149.1

25. Reconciliation of net cash flow to movement in net funds

	2004	2003
	£m	£m
Increase/(decrease) in cash in the year	21.0	(18.6)
Cash outflow from increase in deposits at bank	20.0	33.1
Cash outflow from increase in current asset investment	19.2	2.5
Cash outflow from decrease in debt and lease financing	11.3	5.8
Changes in net funds resulting from cash flows	71.5	22.8
Changes in net funds arising on acquisition and disposal	—	—
Changes in net funds from non-cash movements	0.1	(3.1)
Increase in net funds in the year	71.6	19.7
Net funds at 1 November 2003	149.1	129.4
Net funds at 31 October 2004	220.7	149.1

26. Acquisitions' contributions to Group cash flows

	Continuing operations	Acquisitions	Total
	£m	£m	£m
Net cash inflow from operating activities	168.0	4.4	172.4
Dividends received from associate	0.3	—	0.3
Returns on investment and servicing of finance	(15.2)	0.1	(15.1)
Net tax paid	(21.2)	(0.1)	(21.3)
Capital expenditure and financial investment	(29.7)	(0.2)	(29.9)
Acquisitions and disposals	(10.1)	—	(10.1)
Equity dividends paid	(25.9)	—	(25.9)
Management of liquid resources	(39.2)	—	(39.2)
Financing	(10.2)	—	(10.2)
Increase in cash in the year	16.8	4.2	21.0

The Acquisitions column reflects cashflows arising from post acquisition trading.

27. Operating lease commitments

	Land and buildings 2004	Aircraft, yachts and equipment 2004	Land and buildings 2003	Aircraft, yachts and equipment 2003
	£m	£m	£m	£m
Annual commitment under non-cancellable operating leases expiring within:				
One year	2.0	3.7	5.0	9.8
Two to five years	6.6	25.1	8.9	50.7
Thereafter	18.7	36.5	20.3	26.5
	27.3	65.3	34.2	87.0

28. Capital commitments

	Group 2004	Group 2003
	£m	£m
Contracted but not provided for in these accounts	6.4	2.2

Of the £6.4m capital commitments entered into at this year end £5.2m relates to yachts and the remainder is in respect of other fixed asset commitments.

The Group has guaranteed the residual value of certain yachts under charter from third party owners, giving them the right to sell the yachts to the Group at a determined price. For certain yachts, Sunsail Limited is required to deposit part of this price into trust accounts over the period of the charter. The maximum cash commitment including these future deposits is as follows:

Year end 31 October	2004	2003
	£m	£m
2004	—	0.8
2005	0.1	0.1

29. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

30. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) group of companies. During the last 12 months the Group spent approximately £15.8m (2003: £26.5m) on hotel accommodation with BCE.

At 31 October 2004 the Group owed BCE £1.3m for such accommodation (2003: £1.0m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £3.5m at 31 October 2004 and the group earned total commissions of £20.2m in the year from these businesses.

As described in note 12(c) the Group disposed of its interests in the Spanish and international leisure and business travel retail business to BCE during the year.

Richard Fain is a Director of Royal Caribbean Cruises Ltd. (RCCL). The Group earned commissions of £3.4 m (2003: £2.5m) during the year selling RCCL cruises.

During the year the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £3.0m (2003: £2.5m). The balance outstanding as at 31 October 2004 is £nil (2003: £0.2m).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.9m (2003: £5.8m). There is an outstanding balance of £0.9m (2003: £0.7m) within debtors as at 31 October 2004.

Section D

Unaudited interim results for the six months ended 30 April 2007 relating to First Choice

Consolidated income statement

for the six months ended 30 April 2007 (unaudited)

	Note	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
		£m	£m	£m
Revenue		1,079.1	1,033.4	2,899.0
Cost of sales		(1,000.0)	(964.5)	(2,493.5)
Gross profit		79.1	68.9	405.5
Administrative expenses		(161.4)	(133.7)	(289.0)
Share of operating (losses)/profit of joint venture and associate		(2.3)	(2.1)	2.8
Operating (loss)/profit		(84.6)	(66.9)	119.3
Analysed as:				
Underlying operating (loss)/profit		(64.8)	(65.2)	139.0
Separately disclosed items	3	(12.9)	—	(5.8)
Amortisation of business combination intangibles		(7.9)	(2.5)	(11.3)
Impairment of goodwill		—	—	(1.4)
Taxation on (losses)/profits of joint venture and associate		1.0	0.8	(1.2)
		(84.6)	(66.9)	119.3
Loss on disposal of investment in associate		(0.5)	—	—
Financial income	4	6.3	3.8	8.9
Financial expenses	4	(24.0)	(15.1)	(30.7)
Net financing expenses		(17.7)	(11.3)	(21.8)
(Loss)/profit before tax		(102.8)	(78.2)	97.5
Taxation	5	28.2	20.6	(25.2)
(Loss)/profit for the period		(74.6)	(57.6)	72.3
Attributable to:				
Ordinary shareholders		(74.9)	(57.8)	72.0
Minority interest		0.3	0.2	0.3
(Loss)/profit for the period		(74.6)	(57.6)	72.3
Basic (loss)/earnings per ordinary share	7	(14.2p)	(11.0p)	13.7p
Non GAAP measures — Reconciliation of underlying operating profit to underlying earnings				
Underlying operating (loss)/profit		(64.8)	(65.2)	139.0
Net financing expenses		(17.7)	(11.3)	(21.8)
Underlying (loss)/profit before tax		(82.5)	(76.5)	117.2
Taxation (Group and share of joint ventures and associates)		29.2	21.4	(26.4)
Tax credit on intangibles acquired in business combinations		(2.4)	—	(4.3)
Tax credit on separately disclosed items		(4.0)	—	(1.7)
Minority interest		(0.3)	(0.2)	(0.3)
Underlying (loss)/earnings attributable to ordinary shareholders		(60.0)	(55.3)	84.5
Basic underlying (loss)/earnings per ordinary share	7	(11.4p)	(10.5p)	16.1p

Consolidated balance sheet

at 30 April 2007 (unaudited)

	30 April 2007	30 April 2006	31 October 2006
	£m	£m	£m
Non-current assets			
Intangible assets	**761.0**	559.8	604.2
Property, plant and equipment	**289.4**	309.0	312.4
Investments in joint venture and associate	**32.2**	32.4	36.8
Other investments	**0.7**	0.9	0.6
Trade and other receivables	**106.2**	80.4	80.0
Deferred tax assets	**56.1**	61.0	56.8
	1,245.6	1,043.5	1,090.8
Current assets			
Inventories	**22.3**	26.9	15.6
Trade and other receivables	**519.1**	451.6	376.1
Income tax debtor	**18.7**	—	—
Derivative financial instruments	**6.3**	20.0	1.6
Cash and cash equivalents	**196.1**	156.1	177.5
Assets classified as held for sale	**16.0**	6.5	1.2
	778.5	661.1	572.0
Total assets	**2,024.1**	1,704.6	1,662.8
Current liabilities			
Interest-bearing loans and borrowings	**(134.5)**	(10.2)	(8.6)
Derivative financial instruments	**(62.9)**	(26.4)	(62.5)
Trade and other payables	**(1,036.1)**	(1,004.8)	(865.9)
Provisions	**(17.7)**	(13.1)	(17.6)
Income tax payable	**—**	(3.4)	(24.7)
	(1,251.2)	(1,057.9)	(979.3)
Non-current liabilities			
Interest-bearing loans and borrowings	**(434.5)**	(333.3)	(272.2)
Employee benefits	**(27.8)**	(34.6)	(24.7)
Other long term liabilities	**(62.9)**	(35.9)	(40.1)
Provisions	**(30.8)**	(32.3)	(30.2)
Deferred tax liabilities	**(50.9)**	(29.0)	(34.3)
	(606.9)	(465.1)	(401.5)
Total liabilities	**(1,858.1)**	(1,523.0)	(1,380.8)
Net assets	**166.0**	181.6	282.0
Equity			
Share capital	**15.9**	15.9	15.9
Share premium	**242.2**	241.7	242.0
Other reserves	**296.3**	336.8	296.4
Retained earnings	**(389.3)**	(413.2)	(273.2)
Total equity attributable to equity holders of the parent	**165.1**	181.2	281.1
Minority interest	**0.9**	0.4	0.9
Total equity	**166.0**	181.6	282.0

Consolidated statement of cash flows

for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
(Loss)/profit for the period	**(74.6)**	(57.6)	72.3
Adjustment for:			
Depreciation and amortisation	**30.1**	24.2	56.2
Equity-settled share-based payment expenses	**3.3**	3.0	6.1
Gain on sale of property, plant and equipment	**(0.3)**	—	(0.9)
Loss/(income) from joint venture and associate	**2.3**	2.1	(2.8)
Impairment of goodwill	—	—	1.4
Loss on foreign exchange	**0.3**	—	0.2
Finance income	**(6.3)**	(3.8)	(8.9)
Finance expense	**24.0**	15.1	30.7
Income tax (credit)/expense	**(28.2)**	(20.6)	25.2
Operating (loss)/profit before changes in working capital and provisions	**(49.4)**	(37.6)	179.5
Increase in trade and other receivables	**(151.2)**	(154.1)	(57.8)
Increase in inventories	**(6.7)**	(14.4)	(3.1)
Increase in trade and other payables	**167.2**	160.3	12.3
Increase/(decrease) in provisions and employee benefits	**3.4**	(7.7)	(11.6)
Cash flows from operations	**(36.7)**	(53.5)	119.3
Interest paid	**(19.9)**	(11.1)	(22.6)
Interest received	**4.0**	2.1	5.1
Income taxes paid	**(13.3)**	(9.3)	(14.4)
Cash flows from operating activities	**(65.9)**	(71.8)	87.4
Investing activities			
Proceeds from sale of property, plant and equipment	**9.5**	15.9	20.3
(Purchase of)/proceeds from sale of investments	**(0.1)**	(0.1)	0.1
Dividends received from associate	**—**	—	0.5
Acquisition of subsidiaries, net of cash acquired	**(106.4)**	(79.5)	(108.1)
Acquisition of property, plant and equipment	**(23.1)**	(20.4)	(59.6)
Purchase of own shares for share-based payments	**(3.9)**	—	—
Net cash flow from investing activities	**(124.0)**	(84.1)	(146.8)
Financing activities			
Proceeds from the issue of share capital	—	0.2	0.2
Proceeds from new loans	**271.2**	294.9	213.2
Repayment of borrowings	**(21.1)**	(40.3)	(26.8)
Payment of finance lease liabilities	**(0.5)**	(13.6)	(17.7)
Ordinary and minority interest dividends paid	**(40.7)**	(34.7)	(34.7)
Net cash flow from financing activities	**208.9**	206.5	134.2
Net increase in cash and cash equivalents	**19.0**	50.6	74.8
Cash and cash equivalents at start of period	**177.5**	105.4	105.4
Effect of foreign exchange on cash held	**(0.4)**	0.1	(2.7)
Cash and cash equivalents at end of period	**196.1**	156.1	177.5
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	**196.1**	156.1	177.5
Overdraft bank accounts shown in interest bearing liabilities	—	—	—
Cash and cash equivalents for the cash flow statement	**196.1**	156.1	177.5

Consolidated statement of recognised income and expense

for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
Foreign exchange translation	**(2.2)**	0.7	(3.7)
Actuarial gains arising in respect of defined benefit pension schemes	**—**	—	4.0
Tax on items taken directly to equity	**(0.8)**	2.7	21.6
Cash flow hedges:			
—movement in fair value	**(25.5)**	(7.4)	(55.1)
—amounts recycled to the income statement	**28.4**	(1.4)	(5.1)
Net expense recognised directly in equity	**(0.1)**	(5.4)	(38.3)
(Loss)/profit for the period	**(74.6)**	(57.6)	72.3
Total recognised (expense)/income for the period	**(74.7)**	(63.0)	34.0
Attributable to:			
Ordinary shareholders	**(75.0)**	(63.2)	33.7
Minority interest	**0.3**	0.2	0.3
	(74.7)	(63.0)	34.0

Notes (unaudited)

1. Basis of preparation

This interim financial information and comparative figures for the financial year ended 31 October 2006 have been prepared and presented under Adopted IFRSs in a form consistent with that which is expected to be adopted by TUI Travel PLC in its next published financial statements, having regard to accounting standards and policies and legislation applicable to such financial statements. The policies differ from the policies applied in the consolidated financial statements of First Choice Holidays PLC for the year ended 31 October 2006.

The comparative figures for the financial year ended 31 October 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segmental information

The Sector analysis is based on the Group's management and reporting structure.

	Period ended 30 April 2007						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	384.3	432.0	177.3	96.4	(10.9)	—	1,079.1
Less: Inter segment revenue	(4.8)	—	(0.6)	(5.5)	10.9	—	—
External revenue							
—continuing operations	379.5	431.7	174.9	85.7	—	—	1,071.8
—acquisitions	—	0.3	1.8	5.2	—	—	7.3
Total external revenue	**379.5**	**432.0**	**176.7**	**90.9**	**—**	**—**	**1,079.1**
Operating (loss)/profit	(68.0)	8.5	(11.1)	(4.3)	(7.4)	(2.3)	(84.6)
Add back:							
Amortisation of business combination intangibles	—	1.0	2.2	4.7	—	—	7.9
Separately disclosed items	8.8	1.4	2.1	0.6	—	—	12.9
Taxation on joint venture and associate	—	—	—	—	—	(1.0)	(1.0)
Underlying operating (loss)/profit	**(59.2)**	**10.9**	**(6.8)**	**1.0**	**(7.4)**	**(3.3)**	**(64.8)**
Analysed as:							
—continuing operations	(59.2)	10.9	(7.0)	(1.2)	(7.4)	(3.3)	(67.2)
—acquisitions	—	—	0.2	2.2	—	—	2.4
	(59.2)	**10.9**	**(6.8)**	**1.0**	**(7.4)**	**(3.3)**	**(64.8)**
Net financing expenses							(17.7)
Underlying loss before tax							**(82.5)**

	Period ended 30 April 2006						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	374.3	467.2	146.9	59.3	(14.3)	—	1,033.4
Less: Inter segment revenue	(9.4)	—	—	(4.9)	14.3	—	—
Total external revenue	**364.9**	**467.2**	**146.9**	**54.4**	—	—	**1,033.4**
Operating (loss)/profit	**(53.0)**	**9.0**	**(9.4)**	**(1.9)**	**(9.5)**	**(2.1)**	**(66.9)**
Add back:							
Amortisation of business combination intangibles	—	0.4	1.9	0.2	—	—	2.5
Taxation on joint venture and associate	—	—	—	—	—	(0.8)	(0.8)
Underlying operating (loss)/profit	**(53.0)**	**9.4**	**(7.5)**	**(1.7)**	**(9.5)**	**(2.9)**	**(65.2)**
Net financing expenses							(11.3)
Underlying loss before tax							**(76.5)**

	Period ended 31 October 2006						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,338.9	1,002.0	394.8	202.7	(39.4)	—	2.899.0
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	—	—
Total external revenue	**1,320.2**	**1,001.9**	**394.0**	**182.9**	—	—	**2,899.0**
Operating profit/(loss)	**71.6**	**30.1**	**17.7**	**13.9**	**(16.8)**	**2.8**	**119.3**
Add back:							
Amortisation of business combination intangibles	—	5.2	5.6	0.5	—	—	11.3
Separately disclosed items	2.5	3.3	—	—	—	—	5.8
Impairment of goodwill	—	1.4	—	—	—	—	1.4
Taxation on joint venture and associate	—	—	—	—	—	1.2	1.2
Underlying operating profit/(loss)	**74.1**	**40.0**	**23.3**	**14.4**	**(16.8)**	**4.0**	**139.0**
Net financing expenses							(21.8)
Underlying profit before tax							**117.2**

Comparative segmental information has been restated to reflect the transfer of management of Trips Worldwide, Magic of the Orient, Aventuria and Your Man Tours business from the Activity Holidays Sector to the Specialist Holidays Sector. Comparative information has also been restated to reflect corporate costs separately.

Online Destination Services revenue and cost of sales for the six month period to 30 April 2006 have both been reduced by £56.1m in order to be presented on a consistent basis with the other periods reported.

3. Separately disclosed items

As previously announced, due to the UK government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing under performing business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

4. Net financing expenses

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
Interest income	**4.0**	2.0	5.0
Interest on pension scheme assets	**2.3**	1.8	3.9
Financial income	**6.3**	3.8	8.9
Bank interest payable on loans and overdrafts	**(19.2)**	(10.5)	(21.5)
Interest on pension scheme liabilities	**(2.4)**	(2.2)	(4.5)
Finance lease charges	**(0.7)**	(0.6)	(1.1)
Interest on discounted liabilities	**(1.7)**	(1.8)	(3.6)
Financial expenses	**(24.0)**	(15.1)	(30.7)
Net financing expenses	**(17.7)**	(11.3)	(21.8)

5. Taxation

Income tax for the six month period to 30 April 2007 is calculated using the estimated annual effective tax rate for the full year ending 31 October 2007.

The estimated annual effective tax rate for the year ended 31 October 2007, calculated on profit/loss before tax separately disclosed items and amortisation of business combination intangibles, is 27.5 per cent. (2006: full year actual underlying tax rate 27.6 per cent.).

6. Dividends

Dividends have been recognised within equity as follows:

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
Interim ordinary dividend paid for 2006 2.25p (2005: 1.95p)	**11.8**	10.1	10.1
Final ordinary dividend paid for 2006 of 5.40p (2005: 4.65p)	**28.6**	24.4	24.4
	40.4	34.5	34.5

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.50p per share (2006: 2.25p) payable on 26 September 2007 to the holders of relevant shares on the register at 24 August 2007. The interim dividend amounts to £13.2m (2006: £11.8m) and will be recognised as a deduction from equity when paid.

A dividend reinvestment plan is available for shareholders. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2007 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 5 September 2007 and any requests should be made in good time ahead of that date.

7. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2007 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts.

	Loss 2007	Weighted average no. of shares 6 months 30 April 2007	Loss per share 2007	Loss 2006	Weighted average no. of shares 6 months 30 April 2006	Loss per share 2006
	£m	millions	pence	£m	millions	pence
Basic and diluted loss per ordinary share	**(74.9)**	**527.0**	**(14.2)**	(57.8)	524.2	(11.0)
Amortisation of business combination intangibles (net of tax)	5.5	—	1.0	2.5	—	0.5
Basic and diluted loss per share before amortisation of business combination intangibles	**(69.4)**	**527.0**	**(13.2)**	(55.3)	524.2	(10.5)
Separately disclosed items (net of tax)	8.9	—	1.7	—	—	—
Disposal of investment in associate	0.5	—	0.1	—	—	—
Basic and diluted underlying loss per ordinary share	**(60.0)**	**527.0**	**(11.4)**	(55.3)	524.2	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic loss per ordinary share and diluted underlying loss per ordinary share has not included anti-dilutive potential ordinary shares. Therefore there is no difference between the calculation of basic and diluted measures in the six month period.

8. Acquisitions

During the six months ended 30 April 2007, the Group has made the following acquisitions:

Sector and entity	Country of operation	Date of acquisition	Consideration recognised
			£m
Specialist			
Young Explorers	Canada	January 2007	0.8
KSA Events	USA	April 2007	*2.1
Activity			
WesternXposure	Australia	February 2007	*2.4
i-to-i	UK	February 2007	*20.6
iExplore	USA	February 2007	*4.6
Quark Expeditions	USA	April 2007	9.8
ODS			
Laterooms.com	UK	December 2006	*97.2
			137.5

* Provisional, as consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £101.8m; deferred consideration and acquisition costs of £4.6m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £106.4m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions	Book value prior to acquisition	Fair value adjustments (provisional)	Fair value to Group (provisional)
	£m	£m	£m
Property, plant and equipment	1.0	—	1.0
Other intangible assets	0.8	56.6	57.4
Trade and other receivables	6.7	—	6.7
Trade and other payables	(11.2)	—	(11.2)
Interest-bearing loans and borrowings	(17.5)	—	(17.5)
Income tax payable	(0.1)	—	(0.1)
Deferred tax liabilities	—	(17.6)	(17.6)
Cash and cash equivalents	6.2	—	6.2
Net identifiable assets and liabilities	(14.1)	39.0	24.9
Goodwill on acquisition			113.8
Fair value of consideration		137.5	
Acquisition costs		1.2	
Total cost of investment			138.7
Cash and cash equivalents acquired			(6.2)
Loan notes payable			(21.6)
Deferred and contingent consideration and accrued costs			(9.1)
Net cash outflow			**101.8**

9. Reconciliation of movements in equity

	Share capital	Share premium	Other reserves	Retained earnings	Equity holders of parent	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**
Total recognised (expense)/ income for the period	—	—	(0.1)	(74.9)	(75.0)	0.3	(74.7)
Shares issued	—	0.2	—	(0.2)	—	—	—
Share based payment	—	—	—	3.3	3.3	—	3.3
Acquisition of shares for share-based payment	—	—	—	(3.9)	(3.9)	—	(3.9)
Ordinary dividends (note 6)	—	—	—	(40.4)	(40.4)	—	(40.4)
Minority interest dividend	—	—	—	—	—	(0.3)	(0.3)
At 30 April 2007	**15.9**	**242.2**	**296.3**	**(389.3)**	**165.1**	**0.9**	**166.0**

Other reserves are analysed as follows:

	Capital reserve	Merger reserve	Foreign exchange reserve	Hedging reserves	Total
	£m	£m	£m	£m	£m
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**
Total recognised (expense)/ income for the period	—	—	(2.2)	2.1	(0.1)
At 30 April 2007	**201.4**	**138.5**	**(8.0)**	**(35.6)**	**296.3**

10. Movements in cash and net debt

	30 April 2007	Cash movement	Foreign exchange movements	Arising on acquisition	31 October 2006	30 April 2006
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	**196.1**	19.0	(0.4)	—	177.5	156.1
Bank loans and loan notes	**(561.6)**	(250.0)	1.1	(39.1)	(273.6)	(336.0)
Finance leases	**(7.4)**	0.5	(0.7)	—	(7.2)	(7.5)
Net debt	**(372.9)**	(230.5)	—	(39.1)	(103.3)	(187.4)

Cash movements in bank loans include £0.1m of repayment of acquisition-related loan notes. For clarity, the cash flow statement includes this movement in payments for the acquisition of subsidiaries.

11. Approval

The interim financial statements were approved by the Board on 13 June 2007.

Part VIII

Operating and financial review relating to First Choice

1 Introduction

The operating and financial review contained in this Part VIII should be read in conjunction with (i) First Choice's historical financial information for the two years ended 31 October 2006 contained in Section B of Part VII of this document (the "Restated Information"); (ii) First Choice's audited consolidated financial statements for the two years ended 31 October 2005 contained in Section C of Part VII of this document (the "Original Financial Statements"); and (iii) the unaudited interim results relating to First Choice for the six months ended 30 April 2007.

Unless otherwise indicated, the selected financial information included in this Part VIII has been extracted without material adjustment from the Restated Information and the Original Financial Statements.

The Restated Information has been prepared having regard to the accounting standards and policies and presentation expected to be adopted by, and legislation expected to apply to, TUI Travel in its next published financial statements.

The analysis presented below for the financial year ended 31 October 2006 is based upon 2006 IFRS information and 2005 comparative IFRS information as presented in the Restated Information.

The analysis presented below for the financial years ended 31 October 2005 and 2004 is based upon information as presented in the Original Financial Statements.

Investors should read the whole of this document and should not rely solely on the summary operating and financial information set out in this Part VIII.

Certain information on governmental, economic, fiscal and political factors which could affect First Choice's operations is set out elsewhere in this document. In particular, information on regulatory, economic and fiscal risks and issues is given in Part I ("Risk Factors") of this document.

2 Operating and financial review

2.1 Overview

First Choice is a leading international leisure travel company. It operates from 17 major source markets offering differentiated leisure travel experiences to more than eight million customers annually. Over the past five years, First Choice has invested in increasing its international presence and has moved into niche segments which offer good long-term growth prospects, create additional shareholder value and allow it to build leadership positions. The First Choice Group operates with a flexible and efficient business model which allows it to increase or decrease capacity more easily than a number of its competitors.

2.2 Capital Resources

2.2.1 Cash flow analysis

An explanation of First Choice's cash flows for the three financial periods ended 31 October 2006 is set out in paragraphs 2.5.2, 2.6.2 and 2.7.2 of this Part VIII. Tables showing the amounts of cash flows for such financial periods are set out on pages 129 and 198 of this document.

2.2.2 *Capitalisation and Indebtedness*

The following tables show the capitalisation of First Choice as at 30 April 2007 and the indebtedness of First Choice as at 30 April 2007:

Capitalisation and indebtedness(1)(2)(3)	£m
Guaranteed	10.6
Secured	5.2
Unguaranteed/unsecured	118.7
Total current debt	**134.5**
Secured	45.5
Unguaranteed/unsecured	389.0
Total non-current debt (excluding current portion of the long term debt)	**434.5**
Share capital	15.9
Share premium	242.2
Capital and merger reserve	339.9
Shareholders' equity	**598.0**

The following table sets out the net consolidated financial indebtedness of the First Choice Group as at 30 April 2007(4)(5)(6):

Net indebtedness	£m
Cash	137.2
Cash equivalents	58.9
Total liquidity	**196.1**
Current bank debt	(110.6)
Current portion of non-current debt	(23.9)
Current financial debt	**(134.5)**
Net current financial indebtedness	**61.6**
Non-current bank loans	(375.0)
Bonds issued	(50.0)
Other non-current financial debt	(9.5)
Non-current financial indebtedness	**(434.5)**
Net financial indebtedness	**(372.9)**

(1) Shareholders' equity does not include the profit and loss account reserve.

(2) This statement of indebtedness has been prepared under Adopted IFRS using policies which are consistent with those used in the preparing First Choice's financial statements for the year ended 31 October 2006.

(3) The information is unaudited.

(4) First Choice has no indirect or contingent indebtedness as at 30 April 2007.

(5) First Choice has an obligation to issue further loan notes relating to acquisitions of up to a maximum of £13.0m, of which £7.0m will be guaranteed if issued. The amount of loan notes that will be issued is however contingent on the post-acquisition performance of the acquired businesses. It is currently estimated that £13.0m of additional loan notes will be issued and this liability has been recorded within trade and other payables at 30 April 2007. There is no other contingent indebtedness.

(6) First Choice also has £0.6m liability of derivative financial instruments that are hedging the fair value of certain borrowings and which are not reflected in the indebtedness analysis.

2.2.3 *Capital commitments*

Details of First Choice's capital commitments in the financial period ended 31 October 2006 are set out on page 179 of this document.

2.2.4 *Funding arrangements*

First Choice finances itself through a number of sources, namely, leasing, unsecured debt, regulatory bonding and letters of credit facilities, and secured debt facilities. Details of First Choice's financing facilities are set out in paragraph 12 of Part XI of this document.

First Choice seeks to ensure that sufficient liquidity is available at all times to fund its operations. Typically, First Choice's liquidity peaks in July and August, the summer peak holiday season, with the liquidity low point being in December and January. To manage the liquidity position First Choice is able to draw cash advances under its existing bank facilities. First Choice has had sufficient funding to cover its liquidity requirements for the three financial periods ended 31 October 2006.

Further information on First Choice's liquidity over the three financial periods ended 31 October 2006 is set out in paragraphs 2.5.2, 2.6.2 and 2.7.2 of this Part VIII.

2.2.5 Treasury policies

The directors of First Choice have established a framework to ensure that First Choice has adequate policies, procedures and controls to successfully manage the financial risks that it faces.

The main financial risks faced by First Choice are in relation to foreign currency, interest rate, fuel price and liquidity. The First Choice Group treasury department is responsible for the execution of the agreed strategies and policies. Individual treasury policies are developed and agreed between the business units and group treasury to cover specific risks faced by each business. Group treasury undertakes and executes all significant external treasury transactions on behalf of the UK and overseas operations.

2.3 Strategy

First Choice's strategy has been to build on its position as a leading international leisure travel company, comprising a differentiated UK mainstream tour operating business and a portfolio of niche specialist businesses across the world, creating added value experiences for its customers.

2.4 Factors affecting trends in results

Acquisitions

First Choice has made several significant acquisitions during the last three financial years. In the financial year ended 31 October 2004, acquisitions included StudentCity.com, the leading online provider of travel packages for students in the United States.

In the financial year ended 31 October 2005, twelve acquisitions were made with a maximum aggregate consideration of £65 million. The acquisitions included Peregrine Adventures, an Australian-based activity adventure company, and Europe Express, one of the most respected wholesale tour operators in the United States providing top class service to travel agents and consumers with individual and group travel vacation packages.

In the financial year ended 31 October 2006, acquisitions included: Grand Expeditions, which operates in the North American specialist escorted tours market and focuses on the growing and affluent "boomer" demographic; Intrav and Your Man Tours, which also specialise in the escorted tours market; and Pacific World, which is a network of specialist companies providing meetings, incentives, conference and events services and is included within the Online Destination Services sector.

Geo-political events and natural disasters

The nature of the travel business means that First Choice is at risk of geo-political events or natural disasters affecting its business. It is for this reason that it ensures all its businesses operate with a flexible and efficient business model and minimise the reliance on any one destination. The flexibility of the business models in the Continental Europe Specialist businesses resulted in impressive performances in the financial year ended 31 October 2005, despite the terrorist bombings in Turkey and Egypt in 2005 and the additional costs incurred as a result. In addition, the tsunami in Asia in December 2004 adversely affected the revenues of the UK Specialist business.

In the financial year ended 31 October 2006, the Mainstream Holidays sector was adversely affected by bird flu scares, and the Continental Europe Specialist businesses were adversely affected by a number of external events, including the bird flu scares in Turkey and terrorist incidents in North African and Eastern Mediterranean key destinations.

First Choice's results are, however, particularly impacted by economic and market conditions in the United Kingdom, as approximately 55 per cent. of its turnover is derived from its UK operations.

Exchange rates

First Choice faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises principally from the mismatch between First Choice's UK businesses sterling revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on the First Choice Group cash balances. Both exposures are managed using interest rate derivatives. In addition, the First Choice Group's exposure to jet fuel prices is managed using energy swaps and options.

2.5 Period ended 30 April 2007

2.5.1 Operating review

The Group achieved underlying loss before tax of £82.5 million (2006: £76.5 million), with underlying operating loss reduced by one per cent. to £64.8 million (2006: £65.2 million), on revenue growth of four per cent. to £1,079 million (2006: £1,033 million). The 8 per cent. increase in underlying loss before tax to £82.5 million was primarily as a result of higher net financing expenses (up £6.4 million to £17.7 million) due to interest on acquisitions in the first half (£2.9 million of the increase), the full period impact on interest expense of FY06 acquisitions (£2.5 million of the increase) and higher borrowing costs as a result of the recent rises in UK interest rates (£1.0 million of the increase).

The Mainstream Holidays sector underlying operating loss was £59.2 million (2006: £53.0 million). The increase in the underlying loss is attributable to a number of factors, including the impact of the increase in APD resulting in a £2.5 million impact to margin. First Choice has not been able to fully recover the rise in fuel prices from its customers, resulting in a £2.0 million impact to profitability, while the continuing investment in the long-haul programme has cost £3.0 million in the first half. There is now a full complement of six long-haul B767s, with five operating and one providing dedicated standby cover, all of which will be in operation until delivery is taken of the first B787s in 2009.

The Specialist Holidays sector underlying operating profit was £10.9m (2006: £9.4m), up 16 per cent. year on year. The performance was driven primarily by a strong UK performance where the restructuring of the Division and the investment in a dynamic new selling system yielded benefits with controlled distribution increasing from 57 per cent. of total bookings to 69 per cent. across the Division. In the Continental European Specialist businesses the rate of sale continued to improve throughout the season with the businesses managing capacity carefully throughout the period. Egypt continued to recover from terrorist incidents which affected trading during the Winter 2006 season, while capacity to Morocco increased by 33 per cent. following the launch of a further Marmara club in the destination.

The Canadian market remains highly competitive and this Winter the weather was also unseasonally warm during December and January. Despite the competitive environment, Signature Vacations performed strongly across all the regions of the country. Capacity was successfully managed despite weakened demand during the early part of the season with minimal impact on profitability.

The Activity Holidays sector delivered an underlying operating loss of £6.8m (2006: loss of £7.5m) on revenue growth of 20 per cent. to £176.7m (2006: £146.9m). The £0.7m improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

The Online Destination Services sector achieved underlying operating profit of £1.0m (2006: £1.7m loss) as a result of the continued growth in the Hotelbeds and Bedsonline routes to markets, the recovery in Mexico as a destination, which was adversely affected last year by Hurricane Wilma, and the acquisition of Laterooms.com. The integration of last year's acquisitions, Meridian and Pacific

World, remains in line with expectations and has resulted in the Sector bed-bank increasing substantially for all the main destinations in China and South East Asia. Laterooms.com, acquired in December 2006, had an excellent first four months in the Group and has so far delivered a financial performance in excess of expectations.

During the period, First Choice management reviewed their participation in the expedition cruising market and took the strategic decision to focus solely on polar expedition cruising. As a consequence, an acquisition was made of Quark Expeditions, the world's leading operator of expedition cruise voyages to the polar regions. Quark operate six ships in the polar region and has built up market leading expertise in this activity. This acquisition will allow First Choice to combine the Peregrine ships to create the market-leading operator in the polar expedition cruising market. As a result of this decision, after the period end, First Choice sold the two Clipper ships that were acquired with the INTRAV acquisition for net disposal proceeds of £16m, although a medium-term charter on the Clipper Adventurer has been retained. The Clipper ships are therefore disclosed on the balance sheet at 30 April 2007 under "Assets classified as held for sale".

After the period end, First Choice acquired Hannibal Travel Group (trading under the Hannibal and Marco Polo brands), which is a leading premium escorted tours operator, serving the Danish market and primarily the 'baby boomer' and 'young professional' demographic.

2.5.2 Financial Performance

Earnings per share and dividends

Underlying loss per share increased to 11.4 pence (2006: 10.5 pence). The First Choice Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11 per cent. compared to the same period in the prior year.

Revenue

The First Choice Group's revenue for the six months to 30 April 2007 was £1.079 billion (2006: £1.033 billion), an increase of 4.4 per cent.

In the Mainstream Holidays sector, revenue rose by four per cent. to £379.5 million (2006: £364.9 million). Despite an overall three per cent. reduction in passenger numbers, there was an increase in revenue per passenger of 12 per cent. Long-haul continues to be an area of increasing importance for the business, with revenue per passenger on long-haul destinations increasing ten per cent. and passenger numbers in this segment increasing by 25 per cent. compared to the same period in the previous financial year.

Revenue fell by 7.5 per cent. in the Specialist Holidays sector to £432.0 million (2006: £467.2 million). This was primarily the result of the closure of certain smaller businesses in Continental Europe during the period. Excluding discontinued operations, passenger numbers were up seven per cent. year-on-year, with an eight per cent. increase in Europe and a six per cent. increase in North America.

The Activity Holidays sector achieved revenue growth of 20.3 per cent. to £176.7 million (2006: £146.9 million). This was primarily driven by the Adventure division which saw revenue growth of 28 per cent. to £107 million (2006: £84m) and like-for-like revenues up 17 per cent. as consumer demand for adventure-style holidays remains strong.

The Online Destination Services sector experienced overall revenue growth of 67 per cent. to £90.9 million (2006: £54.4 million). This was primarily driven by the online routes to market increasing bednights by 37 per cent. to 6.1 million, coupled with an increase in total online transaction value per bednight of two per cent.

Underlying operating loss

Underlying operating loss for the First Choice Group for the six months ended 30 April 2007 reduced by one per cent. to £64.8 million (2006: £65.2 million).

The Mainstream Holidays sector underlying operating loss was £59.2 million (2006: £53.0 million). The increase in the underlying loss is attributable to a number of factors, as discussed in the earlier operating review section.

The Specialist Holidays sector underlying operating profit was £10.9 million (2006: £9.4 million), up 16 per cent. year on year. The performance was driven primarily by a strong UK performance, combined with managing capacity in a challenging Canadian market and in the key European source markets.

The Activity Holidays Sector delivered an underlying operating loss of £6.8 million (2006: loss of £7.5 million). The £0.7 million improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

The Online Destination Services sector achieved underlying operating profit of £1.0 million (2006: £1.7 million loss). £2.2 million of this improvement was due to acquisitions, of which Laterooms.com is the most significant.

Separately disclosed items

The separately disclosed items included in the First Choice Group operating profit were a net cost of £12.9 million (2006: £NIL).

Due to the UK Government raising Air Passenger Duty (APD) in December 2006, First Choice have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, further costs have been incurred in closing underperforming business units in the first half in Germany and Belgium, and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. First Choice also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007.

Liquidity and net indebtedness

The net cash outflow from operating activities in the six months to 30 April 2007 was £65.9 million (2006: £71.8 million). Cash flows from operations were £16.8 million better than for the same period last year, primarily due to a cash inflow from working capital management of £12.7 million, compared to an outflow of £15.9 million for the same period last year. This was then partially offset by higher net interest payments of £15.9 million (2006: £9.0 million) and by £4.0 million extra being paid in income taxes compared to last year.

The net cash outflow from investing activities was £124.0 million (2006: £84.1 million). Net expenditure on fixed assets amounted to £23.1 million whilst net expenditure on acquisitions was £106.4 million, with the acquisition of Laterooms.com in December 2006 being the most significant.

There was a net cash inflow from financing activities of £208.9 million (2006: £206.5 million), with an inflow from new loans of £271.2 million.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at 30 April 2007 was £372.9 million (2006: £187.4 million). This consisted of £196.1 million of cash and £569.0 million of debt. The acquisition strategy accounts for the majority of the increase in net debt.

2.6 Financial year ended 31 October 2006

In this section the Group refers to underlying operating profit, underlying profit before tax and underlying earnings per share. The Group believes that these measures provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under Adopted International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying earnings are underlying profit after tax less minority interests and preference dividends.
- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within both the same sector or elsewhere.

2.6.1 Operating review

The First Choice Group achieved underlying profit before tax of £117.2 million (2005: £115 million), with underlying operating profit up 13 per cent. to £139.0 million (2005: £123.3 million). The underlying profit before tax includes net financing expense of £21.8 million which is £13.5 million higher than in 2005, primarily as a result of refinancing the convertible preference shares in July 2005 (£9 million) and a higher level of acquisitions (£4 million). First Choice Group revenue for the year increased by 9.5 per cent. to £2.899 billion (2005: £2.647 billion). The resulting underlying operating profit margin improved by ten basis points to 4.8 per cent. this year.

The Mainstream Holidays sector underlying operating profit was £53.7 million (2005: £60.6 million), down 11 per cent. year-on-year. Despite satisfactory revenue performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to bird flu scares in the early booking period, the football World Cup in June and unusually warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental year-on-year fuel costs for the Summer season of £50 million were not fully recovered from the customer in the lates market. This, combined with additional costs incurred in managing an unprecedented level of external events resulted in the 5 per cent. reduction in full year underlying operating profit and a 0.2 per cent. reduction in underlying margin to 4.3 per cent.

The Specialist Holidays sector underlying operating profit was £36.6 million (2005: £31.5 million), up 16 per cent. year-on-year. This was on revenue of £1,002 million (2005: £976 million), up 2.7 per cent. The increase in profit was driven by continued growth in Canada and strong performance in the UK Specialist division and North American student businesses.

The restructuring and streamlining of the UK Specialist business model, combined with the growth in direct distribution, resulted in a very successful year for this division. The product offering for Sovereign, Hayes & Jarvis, Citalia and Meon Villas, was more clearly defined and this, together with careful capacity management, the introduction of a more flexible selling system and a focus on growing direct distribution channels, improved profitability substantially. Controlled distribution improved to 59 per cent. (2005: 49 per cent.) in UK Specialist business with the business achieving underlying margins of around five per cent. (2005: four per cent.).

The North American Specialist businesses improved profitability by £8.4 million to £13.8 million (2005: £5.4 million). This was driven by the Canadian operation which improved its profit margin in a year that, for this market, was badly affected by the 2005 hurricane season and the North American student travel businesses. These student travel businesses performed equally strongly, despite also being affected by the 2005 hurricane season. The flexibility in the business meant that the business was able to move and significantly increase bookings to the West Coast of Mexico away from Cancun which was badly affected by Hurricane Wilma. Furthermore, a significant step was

made into the highly-fragmented educational student travel market through the acquisitions of Jumpstreet, School Voyageurs and Educatours in Canada and Educational Tours in the US.

The Specialist businesses in Continental Europe experienced a number of external events, from bird flu scares in Turkey to terrorist incidents in North African and Eastern Mediterranean key destinations that adversely impacted underlying performance. Consequently, profitability in a number of Continental European businesses was reduced. Several of the smaller Continental European businesses were loss-making in the year with total losses amounting to £4.2 million. Consequently it was decided to scale back the loss making businesses in Continental Europe, and the one-off costs of these actions were reported within the net separately disclosed items of £5.8 million.

The Activity Holidays sector underlying operating profit was £26.7 million (2005: £17 million), up 57 per cent. year-on-year. This was achieved on revenue of £394 million (2005: £204 million), up 93 per cent. The result was driven by good performances by the Adventure businesses and by a contribution of £5.5 million from acquisitions made in the year. Revenue increased 13 per cent. on a like-for-like basis with profitability flat, primarily as a result of a disappointing performance in Sunsail Clubs where bookings were affected adversely by the bird flu scare in Turkey. Despite this difficult trading environment, the new club, Club Phokaia, had a very successful season.

The portfolio of Adventure businesses within the Activity Holidays sector grew both organically and by acquisition, with the division growing revenue by 76 per cent. to £192 million (2005: £109 million) and underlying operating profit to £13.3 million (2005: £7.3 million). Profitability grew by five per cent. on a like-for-like basis to £6.6 million as the organic businesses continued to perform strongly and there were several acquisitions made in this sector. Acquisitions made included Trek Holidays in Canada and Trip-n-Tours, a US West Coast dive business that complements the Caribbean dive expertise at Caradonna. In the Netherlands Sawadee (an adventure travel tour operator) was acquired and in the UK acquisitions included TravelClass which operates two school brands; SkiClass and JCA. SkiClass complements the existing Skibound business while JCA is a summer-based schools activities business which has grown strongly and offers good growth potential as it expands the number of sites available to schools across the UK.

The Online Destination Services sector underlying operating profit was £14.4 million (2005: £11.4 million), up 26 per cent. year-on-year, with continued strong growth in revenue up 36 per cent. to £183 million (2005: £134 million). The sector continued to experience significant growth in all online routes to market with total online transaction value growing to £306 million, representing growth of 49 per cent. Hotelbeds, the brand which services tour operators, experienced a 32 per cent. growth in transaction value. Bedsonline, the business-to-business operator servicing travel agents who are sourcing accommodation for the independent traveller, significantly increased its customer base and now supplies more than 8,000 travel agents (2005: >5,000) and grew transaction value by 79 per cent. Hotelopia, the business-to-customer accommodation business brand, achieved an increase in transaction value of 48 per cent. Hotelopia's growth has been achieved both through its own brand and through the strategic alliances it has formed with a number of substantial companies including BBVA, easyJet, Spanair, Martinair, bmi and bmibaby.

The First Choice Group's joint venture with Royal Caribbean Cruises Ltd. increased underlying profit before tax by £1.5 million to £5 million (2005: £3.5 million). The First Choice Group's share of the pre-tax profit amounted to £2.5 million, compared to £1.8 million in 2005.

2.6.2 Financial performance

Earnings per share and dividends

Underlying basic earnings per ordinary share was 16.1p (2005: 13.9p), an increase of 16 per cent. This performance represents the fourth year of double-digit growth. The basic earnings per ordinary share was 13.7p (2005: 13.5p).

The First Choice board recommended a final dividend per ordinary share of 5.40p (2005: 4.65p), an increase of 16 per cent., making a total dividend relating to the year of 7.65p (2005: 6.60p), an increase of 16 per cent.

Revenue

The First Choice Group's revenue for the year to 31 October 2006 was £2.899 billion (2005: £2.647 billion), an increase of 9.5 per cent.

In the Mainstream Holidays sector, revenue fell by one per cent. to £1.320 billion (2005: £1.333 billion). Weaker selling prices in the market-place from August, due to a combination of bird flu scares in the early booking period, the World Cup in June and unusually warm weather in July, adversely affected this result.

Revenue grew by 2.7 per cent. in the Specialist Holidays sector to £1,002 million (2005: £976 million). Revenue grew by 28 per cent. in the North American businesses due to continued growth in Canada coupled with organic growth and acquisitions in the educational student travel market. This was offset by a eight per cent. decline in revenues in Europe, where the Continental European businesses were adversely affected by a number of external events as set out above.

In the Activity Holidays sector, revenue grew by 93 per cent. to £394 million (2005: £204 million). The Adventure businesses grew revenue by 76 per cent. to £192 million (2005: £109 million), with acquisitions playing a prominent role in this growth. The like-for-like revenue increase was 13 per cent.

Revenue grew by 36 per cent. in the Online Destination Services sector to £183 million (2005: £134 million). This was primarily driven by the online routes to market increasing bednights by 44 per cent. to 13.7 million, coupled with an increase in total online transaction value per bednight of four per cent.

Underlying operating profit

Underlying operating profit for the First Choice Group rose from a profit of £123.3 million for the year ended 31 October 2005 to a profit of £139.0 million for the year ended 31 October 2006.

The Mainstream Holidays sector underlying operating profit was £57.3 million (2005: £60.6 million), down 5 per cent. year-on-year. Weaker selling prices in the market-place from August, for the reasons discussed above, meant that the incremental year-on-year fuel costs for the season of £50 million were not fully recovered from the customer in the lates market. This, combined with additional costs incurred in managing an unprecedented level of events outside the control of the First Choice Group, resulted in the decline in underlying operating profit.

The Specialist Holidays sector increased underlying operating profit by 16 per cent. year-on-year to £36.6 million (2005: £31.5 million). The increase in profit was driven by continued growth in Canada and the North American student businesses, where the underlying operating profit grew by 156 per cent. to £13.8 million. This growth offset the decline of 13 per cent. in underlying operating profit to £22.8 million experienced by the European Specialist businesses, primarily due to the external events this sector experienced as set out above.

The Activity Holidays sector underlying operating profit was £26.7 million (2005: £17 million), up 57 per cent. year-on-year. Acquisitions made in the year contributed £5.5 million. The Adventure businesses were another key growth driver, with this division growing underlying operating profit to £13.3 million (2005: £7.3 million), with profitability growing by 5 per cent. on a like-for-like basis to £6.6 million as the organic businesses continued to perform strongly. The Escorted Tours division, formed out of certain businesses acquired in the Grand Expeditions transaction, Intrav and Your Man Tours, achieved underlying operating profit of £2.8 million for the year ended 31 October 2006.

The Online Destination Services sector underlying operating profit was £14.4 million (2005: £11.4 million), up 26 per cent. year-on-year, as volumes (bednights) increased by 44 per cent. year-on-year and combined with an increase in total transaction value per bednight year-on-year of four per cent.

Separately disclosed items

The separately disclosed items included in the First Choice Group operating profit were a net cost of £5.8 million (2005: £NIL).

Following a strategic review of the First Choice Group's UK Mainstream operations, a decision was made to outsource certain back office functions. The separately disclosed items incurred for this in 2006 amounted to £3.2 million and relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation. This outsourcing commenced in the first half of financial year 2007.

In line with the First Choice Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was performed. This review resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Costs of £10.6 million were incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

There were a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management undertook a review of other accruals. Whilst none of these items were individually significant, it was considered appropriate to separately disclose the aggregate release of £8 million.

Liquidity and net indebtedness

The net cash inflow in the year from operating activities was £87.4 million (2005: £121.8 million) which includes a working capital outflow in the year of £60.2 million (2005: £6.8 million). This was driven by a significant increase in accommodation prepayments to finance a number of new exclusively available and differentiated properties, primarily within the European Specialist businesses, for which the First Choice Group are not currently taking bookings. As a result of acquiring and disposing of businesses part way through the trading cycle, working capital outflows of £18 million have been incurred. In addition, special employer contributions of £6 million were paid to reduce the pension deficit in the airline defined benefit scheme, while the First Choice Group also paid advance deposits on Boeing 787 options amounting to £2.8 million.

The net cash outflow from investing activities was £146.8 million (2005: £87.4 million). Net expenditure on fixed assets amounted to £39.3 million and was primarily related to shop refits, refurbishing two Sunsail Clubs and investment in new boats and yachts. Net expenditure on acquisitions was £108.1 million. Full details of the cash flows arising in respect of acquisitions are set out in note 13b of the historical financial information for the year ended 31 October 2006 set out in Part VII ("Financial Information on First Choice") of this document.

There was a net cash inflow from financing activities of £134.2 million (2005: outflow of £222 million), with an inflow from new loans of £213.2 million.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at the year-end was £103.3 million (2005: net cash £18.1 million). This consisted of £177.5 million of cash and £280.8 million of debt. The £121.4 million movement in net debt primarily arose due to the accelerated acquisition strategy.

Accounts

For the year ended 31 October 2006, First Choice presented, for the first time, the First Choice Group's consolidated statements under IFRS. An explanation of how the transition from UK GAAP to IFRS affected the First Choice Group's financial position, financial performance and cash flows is set out in note 33 to the historical financial information for the two years ended 31 October 2006 contained in section A of Part VII ("Financial Information on First Choice") of this document. In the operating and financial reviews for 2006 above, all comparatives used are restated under IFRS.

2.7 Financial year ended 31 October 2005 (UK GAAP)

2.7.1 Operating review

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2005 of £114.0 million (2004: £98.3 million), up 16 per cent. First Choice Group turnover for the year increased by 11 per cent. (£261 million) to £2.579 billion (2004: £2.318 billion). After excluding the effect of current year acquisitions, turnover increased by nine per cent. to £2.516 billion.

The Mainstream Holidays sector operating profit was £54 million (2004: £48.5 million), up 11 per cent. year-on-year. This was achieved on turnover of £1.232 billion (2004: £1.174 billion), up five per cent. as a result primarily of the shift in mix to long-haul holidays. The move away from commoditised short-haul holidays and particularly the flight-only market progressed well. Volumes to short-haul destinations declined 14 per cent. year-on-year, with short-haul representing 30 per cent. of inclusive tour revenues for the year ended 31 October 2005, down from 32 per cent. in 2004. Volumes to medium-haul and long-haul destinations, in contrast, both increased year-on-year by three per cent. and 11 per cent. respectively.

Product differentiation is a key value driver in this sector and First Choice continued to see increased demand from their customers for exclusive differentiated product across short, medium and long-haul destinations. Properties exclusive to First Choice customers stood at 38 per cent. of revenues (2004: 33 per cent.). The expansion of the range of exclusive products, like Holiday Village, saw the opening of two new properties in Mallorca and Turkey, bringing the total number of First Choice Holiday Villages to five. Furthermore, Summer 2005 saw the introduction to the fleet of the newly configured Boeing 767 long-haul aircraft. These aircraft offered more legroom, wider seats and in-flight entertainment superior to any of the competitors in this marketplace, and the response from customers was extremely positive both in respect of improved comfort and service. As a result of being able to offer customers a superior in-flight experience, First Choice increased their range of destinations and introduced the Bahamas and Brazil as new destinations for the sector.

The Specialist Holidays sector operating profit increased by 35 per cent. to £32.1 million (2004: £23.8 million), in a year where the sector's businesses were affected by the Asian tsunami, hurricanes and terrorist bombings. Turnover increased by 16 per cent. to £891 million (2004: £770 million). In Continental Europe, revenue and profit growth were driven primarily by strong performances in France, Italy, Holland and the Nordic countries. In France, Marmara increased customer revenues by 20 per cent. and is the market-leader in the destinations to which it operates. The geo-political events in Egypt and Turkey resulted in cancellations and reduced bookings to the affected areas for the French, Italian and Spanish businesses, resulting in reduced margins for those destinations. However, improved margins to other destinations offset this, leaving margins flat year-on-year at four per cent.

The UK Specialist division was impacted by the Asian tsunami of 26 December 2004, particularly in Hayes & Jarvis. This resulted in a reduction in turnover of 9 per cent. to £144 million (2004: £159 million). Despite this, strong performances by Sovereign, Meon and Citalia, ensured that margins improved 70 basis points to four per cent. (2004: 3.3 per cent.) in this division.

The North American Specialist businesses improved profitability by £5 million to £5.8 million (2004: £0.8 million). The Canadian Specialist business, Signature, was the biggest component of this division and it improved profitability in the year to £3.9 million (2004: £1.6 million). This was achieved on the back of volume increases of 13 per cent. which resulted in revenues increasing by 16 per cent. to £193 million (2004: £166 million). The operating margin increased by 1 percentage point to two per cent., with over 90 per cent. of customers travelling to Cuba, the Dominican Republic and Mexico.

In 2004 First Choice acquired StudentCity.com, a North American student travel operator. During 2005, further acquisitions were made of Boss Tours, a leading Canadian operator of Spring Breaks and educational tours and Spring Break Travel, a North Carolina based operator.

The Activity Holidays sector operating profit was £18.1 million (2004: £15.1 million), up 20 per cent. year-on-year. This was achieved on turnover of £226 million (2004: £196 million), up 15 per cent. The

result was driven by strong performances by the Activity Adventure businesses and by a contribution of £1.3 million from acquisitions made in the year. Activity Holidays sector revenues were up 15 per cent. year-on-year, driven particularly by acquisitions with underlying revenue growing seven per cent. year-on-year.

Further planned reductions in capacity in First Choice Marine, combined with a strong focus on club occupancy and yacht and boat utilisation, resulted in revenue decreasing to £90 million compared to £93 million in 2004. This division is capital intensive and, the focus in 2004 was to drive an improved return on the invested capital in the business. This was successfully achieved with a three percentage point increase in yacht utilisation and a ten percentage point increase in club occupancy. Operating margins moved ahead 40 basis points to 11.7 per cent. (2004: 11.3 per cent.).

The Activity Holidays Ski division pursued a strategy to reduce its exposure to mid-market, generic product in short-haul destinations so as to reduce volatility in the business. As a result, for the second year running, capacity was reduced significantly in the adult ski business. Going forward the focus will be on the Schools business and the higher margin FlexiSki and Luxury Mountain Hotels brands.

The Activity Adventure division reported another strong year of growth. The businesses in this division are low in capital intensity and are characterised by a flexible business model. Operating profit increased by £3.5 million to £6.7 million, with like-for-like profit increasing by 62 per cent. and acquisitions contributing growth of 49 per cent. Like-for-like turnover increased by 21 per cent. and acquisitions contributed a further £39 million of revenue growth (with in-year acquisitions contributing £33 million) to give total revenue growth for the year of 108 per cent. Active focus on optimising the number of customers on any given trip was key to the achievement of this success. The strategy of making acquisitions in this division was accelerated in 2005 and five new businesses were added to the portfolio. Notably, 2004 saw acquisitions being made outside the United Kingdom in France, Denmark and Australia.

The Online Destination Services sector operating profit was £11.4 million (2004: £11.2 million), up two per cent. year-on-year. This result reflects strong underlying growth offset by further investment in Hotelopia. During the year total revenues including prior year acquisitions grew to £230 million, an increase of 29 per cent. Based on a destination based infrastructure, the business had a successful year in all three routes to market. The Hotelbeds business, which services tour operators, increased the bednights sold in the year by 77 per cent. to 5.6 million. Bedsonline, the "business to business" operator servicing the travel agents market, grew by 102 per cent. in terms of bednights sold. Finally Hotelopia, the "business to consumer" accommodation business, established strategic partnerships with easyJet and BBVA which contributed significantly to growing the brand and helped bednights sold in the year increase to 1.3 million. Net operating margin was down by one percentage point as a result of the expansion of the lower margin business to the Hotelopia brand.

The joint venture with Royal Caribbean Cruises Ltd. achieved its second year of profitability in 2004/05. First Choice's share of this profit was £1.8 million compared to £0.4 million in 2003/04.

2.7.2 Financial performance

Earnings per share and dividends

Basic earnings per ordinary share before goodwill amortisation and exceptional items was 13.6p (2004: 10.8p), an increase of 26 per cent. Underlying earnings per share increased by 22 per cent., in-year acquisitions contributed one per cent. and the refinancing (redemption of convertible preference shares) completed in July 2005 contributed a further three per cent. increase.

The First Choice board recommended a final dividend per ordinary share of 4.65p (2004: 3.75p), an increase of 24 per cent., making a total dividend for the year of 6.6p (2004: 5.5p), an increase of 20 per cent.

Turnover

The First Choice Group's turnover for the year to 31 October 2005 was £2.579 billion (2004: £2.318 billion), an increase of 11 per cent. After excluding the effect of current year acquisitions, turnover increased by nine per cent. to £2.516 billion.

In the Mainstream Holidays sector, turnover grew by five per cent. to £1.232 billion (2004: £1.174 billion). This was despite a planned capacity reduction of three per cent. (Winter 04/05 down six per cent., Summer 05 down one per cent.). Within the turnover growth, inclusive tour holidays were up eight per cent. whilst flight-only and other revenues were down five per cent. The key driver of revenue growth was a continuing shift towards higher-priced medium and long-haul holidays. Volumes to short-haul destinations declined 14 per cent. year-on-year whilst volumes to medium-haul and long-haul destinations, in contrast, both increased year-on-year by three per cent. and 11 per cent. respectively. The overall revenue growth was also partly due to the collection of fuel supplements as the industry-wide mechanism to recover higher fuel costs; of the ten per cent. increase in revenue per passenger compared to 2004, three percentage points are attributed to the introduction of fuel supplements to the end customer.

Turnover grew by 16 per cent. in the Specialist Holidays sector to £891 million (2004: £770 million) with passenger volumes increasing by 18 per cent. to 2.1 million. The North American Specialist businesses saw volumes increase by 27 per cent., due to organic growth of the Canadian business (volumes up 13 per cent. on 2004) and the effect of acquisitions. As a result total revenue increased by 16 per cent. to £193 million (2004: £166 million). The European Specialist businesses increased total revenue by ten per cent. Strong revenue growth was achieved in the Continental European Specialist businesses, with revenue up 17 per cent. to £521 million (2004: £445 million). Revenues in the UK business were down nine per cent. at £144 million (2004: £159 million), on flat passenger numbers. Primarily this was as a result of discounting product in South East Asia following the tsunami and repositioning the villas business.

In the Activity Holidays sector, turnover increased 15 per cent. year-on-year to £226 million (2004: £196 million), driven particularly by acquisitions with underlying revenue growing seven per cent. year-on-year. The Marine and Ski divisions within this sector both experienced year-on-year declines in revenue of three per cent. and 20 per cent. respectively. In Marine this was due to planned reductions in capacity and a strong focus on club occupancy and yacht and boat utilisation, whilst in Ski it was due to reducing capacity in the adult ski business as part of the strategic move to reduce exposure to mid-market, generic product. The Adventure division saw revenue increase by a total of 108 per cent., with like-for-like turnover increasing by 21 per cent. and acquisitions contributing a further £39 million of revenue growth (with in-year acquisitions contributing £33 million).

In the Online Destination Services sector turnover increased 29 per cent. to £230 million (2004: £178 million), primarily due to an increase in online volumes (bednights) of 107 per cent. to 9.7 million (2004: 4.7 million).

Operating profit before exceptional items and goodwill amortisation

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2005 of £114 million (2004: £98.3 million), up 16 per cent. In total, acquisitions contributed £1.6 million of operating profit before goodwill amortisation during the year representing two per cent. of the First Choice Group's year-on-year profit growth.

In the Mainstream Holidays sector operating profit increased by 11 per cent. year-on-year to £54 million (2004: £48.5 million). Capacity was reduced year-on-year by three per cent., particularly in those areas that did not offer sufficiently profitable returns. As set out in the operating review above, the shift in mix away from commoditised short-haul holidays towards medium and long-haul destinations, and the increased importance of the range of exclusive products were key drivers of the increased profitability.

The Specialist Holidays sector operating profit increased by 35 per cent. to £32.1 million (2004: £23.8 million). Passenger volumes increased by 18 per cent. to 2.1 million, which drove turnover up by 16 per cent. over the comparable period to £891 million in the year. The operating margin of 3.6 per cent. improved by 50 basis points from 3.1 per cent. in the comparable period. The European

Specialist businesses increased operating profit by 14 per cent. to £26.3 million (2004: £23 million). Strong revenue and profit growth in the Continental European Specialist businesses were due to strong performances in France, Italy and Holland and the Nordic business, launched in 2004, doubled the size of its programme and became profitable in its first full year of operation. This performance offset that of the UK where revenues were down nine per cent. at £144 million (2004: £159 million), on flat passenger numbers, primarily as a result of discounting product in South East Asia following the tsunami and repositioning the villas business. Operating margins were up 70 basis points to four per cent. (2004: 3.3 per cent.). The North American Specialist businesses improved profitability by £5 million to £5.8 million (2004: £0.8 million), due to organic growth in the Canadian businesses (operating profit rose £2.3 million to £3.9 million) and the effect of acquisitions.

The Activity Holidays sector operating profit was £18.1 million (2004: £15.1 million), up 20 per cent. year-on-year. This was achieved on turnover of £226 million (2004: £196 million), up 15 per cent. The result was driven by strong performances by the Activity Adventure businesses and by a contribution of £1.3 million from acquisitions made in the year, as set out in the operating review above.

The Online Destination Services sector operating profit was £11.4 million (2004: £11.2 million), up two per cent. year-on-year. This result reflects strong underlying growth offset by further investment in Hotelopia.

Exceptional items

There were £nil exceptional items in the year ended 31 October 2005 (2004: £0.2 million).

Liquidity and net indebtedness

The net cash inflow in the year from operating activities was £157.9 million (2004: £172.4 million). This included a working capital outflow of £1 million (2004: working capital inflow of £34.5 million).

The net cash position (cash and liquid investments less loans, overdrafts and finance leases) at the year-end was £18.1 million (2004: £220.7 million). This consisted of £105.4 million of cash and £87.3 million of debt. During the year the First Choice Group renegotiated the terms of a £310 million revolving credit facility and agreed an additional revolving credit facility of £240 million on the same revised terms as the original facility.

During the year First Choice redeemed the 6.75 per cent. convertible cumulative preference shares held at par for £199.5 million. The redemption was funded by a combination of cash resources and the expansion of its existing bank facilities referred to above. The First Choice Group benefited from an interest rate on its expanded bank facilities that was lower than the fixed 6.75 per cent. dividend on the preference shares and from tax deductibility of the interest charge.

2.8 Financial year ended 31 October 2004 (UK GAAP)

2.8.1 Operating review

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2004 of £98.3 million (2003: £87.1 million), up 13 per cent. Before acquisition profits of £1.9 million, underlying profits increased 10 per cent. First Choice Group turnover for the year increased by £101 million to £2.350 billion (2003: £2.249 billion). After excluding the effect of current year acquisitions, like-for-like turnover increased by 4 per cent. to £2.290 billion.

During the year the First Choice Group was restructured into the following four sectors to give additional clarity in terms of management focus and reporting: (1) Mainstream Holidays: consisting of the UK and Ireland tour operating, retail and airline businesses with a strategy of differentiation to reduce exposure to highly competitive business activities such as flight only and short-haul, whilst developing exclusive content to encourage customers to book early; (2) Specialist Holidays: operating in Continental Europe, the UK and Canada with a highly differentiated product and a

focus on product exclusive to the First Choice Group. It specialises in offering destination and lifestyle holidays to its customers; (3) Activity Holidays: consisting of three divisions—Marine, Ski and Activity Adventure—which provide an active leisure travel experience to meet most people's desires; (4) Online Destination Services: offering hotel accommodation and other services to tour operators, travel agents and personal customers.

The Mainstream Holidays sector produced a good result in a challenging marketplace. Operating profit for the year ended 31 October 2004 was up six per cent. to £48.5 million (2003: £45.6 million), whilst as a result of planned reduction in capacity of four per cent., turnover was down one per cent. to £1.174 billion (2003: £1.187 billion). The re-mix of the product away from the short-haul flight only markets towards the medium and long-haul programmes continued as did the development of differentiated, exclusively available product for First Choice customers. As part of this exclusive programme, the Holiday Village in the Costa del Sol opened in May 2004 and completed a very successful first season with occupancy at 95 per cent.

The Specialist Holidays sector achieved an operating profit of £24.6 million (2003: £20 million) up 23 per cent. year-on-year. This was achieved on turnover of £770 million (2003: £703 million), up ten per cent. Operating margins increased 40 basis points to 4.2 per cent. (2003: 3.8 per cent.). In the Continental European specialist businesses there was strong revenue and profit growth with flat operating margins. There were strong performances in France, Italy and Holland. During the year First Choice launched a new business, Nazar Nordic, servicing the Swedish, Norwegian and Danish markets. The First Choice Group also entered the Portuguese market with the acquisition of Grantur, an operator specialising in holidays to the Eastern Mediterranean. The UK specialist business underwent a period of significant change in the year ended 31 October 2004, with restructuring of the back office in Hayes & Jarvis and Sovereign.

The Canadian Specialist business achieved profitability during the year, with profit of £1.6 million (2003: loss of £0.7 million). This was achieved despite a planned reduction in capacity that reduced revenues to £166 million (2003: £178 million). A significant element of the improved trading of the Canadian business arose from the relationship with Skyservice, their main aviation partner. The relationship gives the business increased flexibility and control over its aviation planning which helps drive cost savings. The focus on key destinations enables the business to compete effectively, with 90 per cent. of all passengers now travelling to Cuba, the Dominican Republic and Mexico.

The Activity Holidays sector delivered operating profit growth of 27 per cent. for the year ended 31 October 2004 to £15.1 million (2003: £11.9 million) on turnover of £196 million, up 6 per cent. year-on-year (2003: £185 million). Operating margins increased significantly during the year to 7.7 per cent. (2003: 6.5 per cent.). Revenues before acquisitions of £185 million were flat year-on-year due to planned withdrawal from certain unprofitable revenue streams in the Ski business and a reduction in capacity in the Marine business, offset by strong volume-driven growth in the Activity Adventure businesses. In the Marine division, Sunsail focused on improvement of asset utilisation which resulted in the yacht fleet being reduced by eight per cent. to under 1,000 yachts through the disposal of older yachts and the number of watersport clubs was reduced from nine to seven.

The Activity Adventure division achieved total revenue growth (including acquisitions) of 61 per cent. to £41.8 million (2003: £26 million), with like-for-like revenues increasing by 21 per cent. to £31 million over the comparable period. During the year five acquisitions were made in this division: The Adventure Center, Caradonna Caribbean Tours, Trips Worldwide, The Adventure company and Let's Trek Australia.

The Online Destination Services Sector improved like-for-like revenues by 28 per cent. to £168 million in the year (2003: £131 million) with total revenues including acquisitions growing to £210 million, an increase of 60 per cent. Profitability for the sector as a whole increased from £10.7 million to £11.2 million. Like-for-like operating profit growth was reduced by £2.8 million due to the start up costs relating to Hotelopia and the opening of new offices in four countries. Net operating margin was down as a consequence by 2.8 percentage points to 5.3 per cent. (2003: 8.1 per cent.). During the year ended 31 October 2004, businesses were either acquired or opened in the USA, the United Kingdom, Japan, the Netherlands, Croatia, Romania, Greece and Germany. 3.7 million passengers used the sector's services and 4.7 million bednights were sold online, an

increase of 131 per cent. in bednights over the previous year. In summer 2004, an online accommodation website for consumers, Hotelopia, was launched operating in the UK, the USA, Germany and the Netherlands.

The First Choice Group's joint venture with Royal Caribbean Cruises Ltd. achieved its first operating profit in 2003/4. First Choice's share of this profit was £0.4 million compared to a loss of £2.1 million in 2002/3.

2.8.2 Financial performance

Earnings per share and dividends

Basic earnings per ordinary share before goodwill amortisation and exceptional items was 10.8p (2003: 9.4p), an increase of 15 per cent.

The First Choice board recommended a final dividend per ordinary share of 3.75p (2003: 3.4p) an increase of ten per cent., making a total dividend for the year of 5.5p (2003: 5.0p), an increase of ten per cent.

Turnover

The First Choice Group's turnover for the year to 31 October 2004 was £2.350 billion (2003: £2.249 billion), an increase of 4.5 per cent. After excluding the effect of current year acquisitions, like-for-like turnover increased by four per cent. to £2.290 billion.

In the Mainstream Holidays sector, turnover declined by one per cent. to £1.174 billion (2003: £1.187 billion) due to a planned reduction in capacity of 4 per cent. and reduction in total passenger numbers of three per cent. The re-mix of the product away from the short-haul flight-only markets towards the medium and long-haul programmes continued. Volumes to short-haul destinations declined 11 per cent. year-on-year whilst in contrast, volumes to medium-haul and long-haul destinations increased year-on-year by two per cent. and seven per cent. respectively. Consequently, revenue on short-haul routes declined by nine per cent. year-on-year, whilst revenue on medium-haul routes increased by five per cent. and on long-haul routes it increased by six per cent.

Turnover grew by ten per cent. in the Specialist Holidays sector to £770 million (2003: £703 million) with passenger volumes increasing by 12 per cent. to 1.7 million (2003: 1.6 million). The European Specialist businesses increased passenger volumes by 16 per cent. to 1.5 million with revenue growing 15 per cent. as a result. The Canadian Specialist business reduced its capacity and passenger volumes declined four per cent. year-on-year as a result, with revenue declining six per cent. to £166 million (2003: £178 million).

In the Activity Holidays sector, revenues were up 6 per cent. year-on-year at £196 million (2003: £185 million). Revenues before acquisitions of £185 million were flat compared to the previous year as a result of a planned withdrawal from certain unprofitable revenue streams in the Ski business and a reduction in capacity in the Marine business. Revenue declined by four per cent. year-on-year in the Marine division, and by three per cent. in the Ski business as a result of these actions. These reductions were offset by strong volume-driven growth in the Activity Adventure businesses, where turnover was up on a like-for-like basis by 21 per cent. and acquisitions contributed a further £10 million of revenue growth. Total revenue therefore grew by 61 per cent. in total to £41.8m (2003: £26.0 million).

The Online Destination Services sector improved like-for-like revenues by 28 per cent. to £168 million in the year (2003: £131 million) with total revenues including acquisitions growing to £210 million, an increase of 60 per cent. Increased volumes were the main driver of the revenue growth, with Hotelbeds increasing the bednights sold in the year by 88 per cent. to 3.2 million, and Bedsonline growing by 348 per cent. in terms of bednights sold.

Profit before tax, goodwill amortisation and exceptional items

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2004 of £98.3 million (2003: £87.1 million), up 13 per cent. Before acquisition profits of £1.9 million, underlying profits increased 10 per cent.

In the Mainstream Holidays sector operating profit for the year ended 31 October 2004 was up six per cent. to £48.5 million (2003: £45.6 million). As a result of reducing capacity by four per cent. to ensure supply and demand were matched, overall passenger numbers declined by three per cent. The consequent improvement in load factors enabled operating profit margins to improve by 0.3 percentage points to 4.1 per cent. (2003: 3.8 per cent.). A further driver of the improved profits in the Mainstream sector was the fact that the retail business broke even for the first time (2003: loss of £3 million). Holiday volumes increased by five per cent. at prices four per cent. above the previous year. In addition, the proportion of First Choice summer holidays sold through controlled distribution channels increased by six percentage points to 45 per cent.

The Specialist Holidays sector achieved an operating profit of £24.6 million (2003: £20 million) up £4.6 million (23 per cent.) year-on-year. The European division increased profits by £2.3 million or 11 per cent. to £23 million (2003: £20.7 million), with the Continental European businesses being the main profit drivers due to strong volume growth in France, Italy and Holland. The Canadian Specialist business turned a loss of £0.7 million in the year ended 31 October 2003 into a profit of £1.6 million in the year ended 31 October 2004, an overall improvement of £2.3 million. This improvement was mainly due to cost savings arising from the increased flexibility and control over aviation planning as noted in the operating review above. Restructuring of the back office also contributed to the profit improvement through cost savings.

The Activity Holidays sector achieved an operating profit of £15.1 million for the year ended 31 October 2004 (2003: £11.9 million), an increase of 27 per cent. Revenues before acquisitions of £185 million were flat compared to the previous year as a result of a planned withdrawal from certain unprofitable revenue streams in the Ski business and a reduction in capacity in the Marine business. The focus in the Marine division was on improvement in utilisation of the yacht and boat fleets as well as improving occupancy in Sunsail Clubs. These actions, combined with strong volume-driven growth in the Activity Adventure businesses, where turnover was up on a like-for-like basis by 21 per cent. and 61 per cent. in total, drove the increase in profitability of the sector.

The Online Destination Services sector operating profit was £11.2 million (2004: £10.7 million), up five per cent. year-on-year. This result reflects strong underlying growth offset by start up costs relating to Hotelopia and the opening of new offices in four countries.

Exceptional items

Exceptional costs for the year ended 31 October 2004 amounted to £0.2 million (2003: £16.8 million) and related to the loss on disposal of the First Choice Group's interest in the Barceló Retail businesses, and the gain on disposal of the First Choice Group's minority stake in the Globalia group of companies.

Liquidity and net indebtedness

The net cash inflow in the year from operating activities was £172.4 million (2003: £132.2 million). This included a working capital inflow of £34.5 million (2003: working capital inflow of £2.9 million) as the First Choice Group continued to have a strong focus on cash management. A total of £30.9 million was spent on acquisitions in the year, and the net cash inflow arising on the disposal of the First Choice Group's interest in the Barceló Retail businesses was £20.8 million.

The net cash position (cash and liquid investments less loans, overdrafts and finance leases) at the year-end was £220.7 million (2003: £149.1 million). This consisted of £292 million of cash and £71 million of debt.

Section A

Accountant's Report in respect of the historical financial information of TUI Travel for the period ended 31 May 2007

PRICEWATERHOUSECOOPERS

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The Directors (the "Directors")
TUI Travel PLC
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Deutsche Bank AG, London Branch
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Lazard & Co., Limited
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29 June 2007

Dear Sirs

TUI Travel PLC

We report on the special purpose financial information set out in Section B of this Part IX ("Financial Information on TUI Travel") below. This special purpose financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the "Company") on the basis of the accounting policies set out in Note 2 to the financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the special purpose financial information in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

Part IX

Financial information on TUI Travel

This Part IX contains:

- in Section A, Accountant's Report in respect of the historical financial information relating to TUI Travel for the period ended 31 May 2007; and
- in Section B, historical financial information relating to TUI Travel for the period ended 31 May 2007.

Section A

Accountant's Report in respect of the historical financial information of TUI Travel for the period ended 31 May 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

29 June 2007

Dear Sirs

TUI Travel PLC

We report on the special purpose financial information set out in Section B of this Part IX ("Financial Information on TUI Travel") below. This special purpose financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the "Company") on the basis of the accounting policies set out in Note 2 to the financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the special purpose financial information in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the special purpose financial information and whether the accounting policies are appropriate to the Company's circumstances consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the special purpose financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the special purpose financial information gives, for the purposes of the Prospectus dated 29 June 2007, a true and fair view of the state of affairs of the Company as at the date stated and of its cash flows and changes in shareholders' equity for the period then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B

Historical financial information of TUI Travel for the period ended 31 May 2007

Income statement for the period ended 31 May 2007

The Company has not traded during the period from incorporation, 29 January 2007 to 31 May 2007, has received no income, nor incurred any expenditure and consequently has made neither a profit nor a loss.

Balance sheet as at 31 May

	2007
	£
Current assets	
Cash and cash equivalents	2
Total assets and net assets	2
Equity	
Called-up share capital	
Authorised, issued and fully paid: 2 shares of £1 each	2
Total equity	2

Statement of changes in shareholders' equity

	For the period ended 31 May 2007
	£
Balance at incorporation	—
Issued share capital	2
Balance at 31 May 2007	2

Cash Flow Statement

	For the period ended 31 May 2007
	£
Financing	
Issue of ordinary shares	2
Increase in cash	2

Notes to the Financial Information

1. Accounting convention

The financial information has been prepared under the historical cost convention.

History

The Company was incorporated as Coppereagle PLC on 29 January 2007 and is registered in England and Wales (registered number 06072876). On incorporation the Company had an issued share capital of two ordinary shares of £1 each, of which one was issued to TUI AG and one was issued to First Choice.

On 21 June 2007, the Company changed its name to TUI Travel PLC.

The Company has not traded and no dividends have been declared or paid.

2. Accounting policies

The principal accounting policies applied in the preparation of the financial information presented in this document are set out below.

Basis of preparation

The financial information has been prepared on a going concern basis in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs).

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum of three months. Credit balances in current accounts are shown as overdrafts under current interest-bearing loans and borrowings, unless they form part of the Group's cash pooling arrangements in which case the aggregate balance of cash pooling accounts is included in either cash and cash equivalents or current interest-bearing loans and borrowings as appropriate.

Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial information.

3. Called up share capital

	Ordinary £1 shares	
	Number	£
Authorised	100,000	100,000
Allotted, issued and fully paid	2	2

On 29 January 2007 the Company issued two ordinary shares of £1 each at par which were fully paid.

4. Commitments

Since incorporation the Company has entered into the following agreements:

Merger Agreement

On 19 March 2007, TUI AG, First Choice and TUI Travel entered into the Merger Agreement in connection with the Merger. The Merger Agreement sets out the terms on which TUI Travel will acquire each of First Choice and TUI Tourism.

Under the Merger Agreement, the Merger will be effected by the acquisition by TUI Travel of TUI AG and First Choice. TUI Travel will acquire TUI Tourism in consideration for the issue to TUI AG of 51 per cent. of the share capital of TUI Travel and will acquire First Choice in consideration for the issue to First Choice Shareholders of 49 per cent. of the share capital of TUI Travel (on a fully diluted basis).

The Merger Agreement may be terminated by TUI AG or First Choice in certain circumstances. If the Scheme and the reduction of capital have not become effective by 31 October 2007, the Merger Agreement shall automatically terminate.

Relationship Agreement

Following completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon Completion and records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel.

The Relationship Agreement sets out certain conditions such as those in relation to the composition of the Board, in relation to transactions by TUI AG in respect of TUI Travel shares and approval of certain TUI Travel transactions.

The Relationship Agreement remains in force until TUI AG holds less than ten per cent. of the rights to vote at general meetings of TUI Travel.

Sponsors' Agreement

The Sponsors' Agreement was entered into on 29 June 2007 by TUI Travel and Deutsche Bank, Lazard and Morgan Stanley (the "Joint Sponsors"). Under the terms of the Sponsors' Agreement, TUI Travel appoints each of the Joint Sponsors to act as TUI Travel's sponsor in connection with the Admission. TUI Travel has undertaken to pay certain costs, charges, fees and expenses and to reimburse the Joint Sponsors for certain costs incurred in connection with Admission. Pursuant to the terms of the agreement, TUI Travel has also given certain representations, warranties and undertakings to the Joint Sponsors in connection with the Merger and Admission.

The Sponsors' Agreement may be terminated by any party prior to Admission in certain circumstances. The Joint Sponsors may terminate for failure to satisfy the conditions to the Merger.

The Shareholder Loan Agreement

On 29 June 2007 the Company entered into the Shareholder Loan Agreement with TUI AG under the terms of which TUI AG will lend a maximum amount of €2 billion (£1.4 billion) to the Company for general corporate purposes. The facility remains available in its entirety for a period of three years after the Company is no longer restricted from raising external finance under the terms of the Relationship Agreement. The loan is available to be drawn down only on completion. Any amounts repaid under the facility cannot be redrawn.

Hotel Framework Agreement

TUI AG and the Company entered into an agreement on 26 June 2007 which gives the Company continued access to the hotel operations retained by TUI AG.

The agreement expires on 31 October 2011.

Credit facility agreement

The Company entered into a five year credit facility agreement on 29 June 2007 with Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking which provides a £600 million credit facility. Interest is payable based upon LIBOR (or EURIBOR) plus a 0.75 per cent. margin.

Bonding facility agreement

On 29 June 2007 the Company entered into a £400 million bonding facility agreement with Barclays Capital, The Royal Bank of Scotland and Société Générale Corporate & Investment Banking. The final maturity date of the facility is 31 March 2008.

5. Post balance sheet events

The following alterations to the authorised and issued share capital of the Company have taken place since 31 May 2007:

- on 19 June 2007, a written shareholders' resolution was passed re-designating and converting 49,998 authorised but unissued ordinary shares into Redeemable Preference Shares of £1 each which will be redeemed automatically upon Admission (subject to the availability of sufficient distributable reserves);
- on 28 June 2007 each issued and unissued share of £1 each was sub-divided into 10 ordinary shares of 10 pence each;
- on 28 June 2007, the authorised share capital was increased from £100,000 to £200,000,000 by the creation of 1,999,000,000 ordinary shares of 10 pence each.

Capitalisation and Indebtedness of TUI Travel

The following tables show the capitalisation of TUI Travel as at 31 May 2007 and the indebtedness of TUI Travel as at 31 May 2007:

Capitalisation and indebtedness[1][2][3]	£
Guaranteed	—
Secured	—
Unguaranteed/unsecured	—
Total current debt	—
Guaranteed	—
Secured	—
Unguaranteed/unsecured	—
Total non-current debt (excluding current portion of the long term debt)	—
Share capital	2
Legal reserves	—
Other reserves	—
Shareholders' equity	**2**

The following table sets out the net financial funds of TUI Travel as at 31 May 2007[4]:

Net financial funds[2][3]	£
Cash	2
Cash equivalents	—
Trading securities	—
Total liquidity	**2**
Current bank debt	—
Current portion of non-current debt	—
Other current financial debt	—
Current financial debt	—
Net current financial funds	**2**
Non-current bank loans	—
Bonds issued	—
Other non-current financial debt	—
Non-current financial funds	—
Net financial funds	**2**

(1) Shareholders' equity does not include the profit and loss account reserve.

(2) This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing TUI Travel's special purpose financial information for the period ended 31 May 2007.

(3) The information is unaudited.

(4) TUI Travel has no indirect or contingent indebtedness as at 31 May 2007.

Part X

Unaudited pro forma financial information

This Part X contains:

- in Section A, report from PricewaterhouseCoopers LLP on the unaudited pro forma financial information on TUI Travel; and
- in Section B, unaudited pro forma financial information.

Section A

Report from PricewaterhouseCoopers LLP on the unaudited pro forma financial information of TUI Travel

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

29 June 2007

Dear Sirs

TUI Travel PLC (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Section B of this Part X of the Company's prospectus dated 29 June 2007 (the "Prospectus") which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the Merger, will be effected through the acquisition by TUI Travel PLC of each of TUI Tourism and First Choice, might have affected the financial information presented on the basis of the accounting policies to be adopted by the Company in preparing its next financial statements. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to prepare the Pro forma financial information in accordance with item 20.2 of Annex I to the PD Regulation.

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation Rules as to the proper compilation of the Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept and have been informed by PricewaterhouseCoopers AG that they do not accept, responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us or them at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B

Unaudited Pro forma Financial Information

The unaudited pro forma income statement and unaudited pro forma net assets statement set out below have been prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation and on the basis of the notes set out below. The unaudited pro forma income statement has been prepared to illustrate the effect on TUI Travel as if the proposed merger had taken place on 1 January 2006. The unaudited pro forma net assets statement has been prepared to illustrate the effect on the net assets of TUI Travel as if the proposed merger had taken place on 31 May 2007. As a result of their nature, the pro forma income statement and pro forma net assets statement address a hypothetical situation and, therefore, do not represent the Enlarged Group's actual financial result or financial position following the Merger.

The unaudited pro forma income statement and unaudited pro forma net assets statement have been compiled from the income statements and net assets statements of TUI Travel at 31 May 2007 and the period then ended, of First Choice at 30 April 2007 (in respect of the net assets statement) and the year ended 31 October 2006 (in respect of the income statement), and of TUI Tourism at 31 December 2006 and the year then ended as set out in the Historical Financial Information in Section B of Part IX, Section B of Part VII and Section B of Part V respectively.

The unaudited pro forma income statement and unaudited pro forma net assets statement of the Enlarged Group does not constitute financial statements within the meaning of section 240 of the Companies Act 1985.

Unaudited Pro forma Income Statement

	TUI Travel Period ended 31 May 2007[1]	Adjustments First Choice Year ended 31 October 2006[2]	Adjustments TUI Tourism Year ended 31 December 2006[3]	Pro Forma Enlarged Group
	£m	£m	£m	£m
Revenue	—	2,899.0	9,367.6	12,266.6
Cost of sales	—	(2,493.5)	(8,661.5)	(11,155.0)
Gross profit	—	405.5	706.1	1,111.6
Other income	—	—	33.5	33.5
Administrative expenses excluding goodwill impairment	—	(287.6)	(648.9)	(936.5)
Goodwill impairment	—	(1.4)	(471.3)	(472.7)
Total administrative expenses	—	(289.0)	(1,120.2)	(1,409.2)
Share of profit of joint venture and associate	—	2.8	7.9	10.7
Operating profit/(loss)	—	119.3	(372.7)	(253.4)
Analysed as:				
Underlying operating profit	—	139.0	185.0	324.0
Separately disclosed items	—	(5.8)	(84.4)	(90.2)
Amortisation of business combination intangibles	—	(11.3)	—	(11.3)
Impairment of goodwill	—	(1.4)	(471.3)	(472.7)
Taxation on profits of joint venture and associate	—	(1.2)	(2.0)	(3.2)
	—	119.3	(372.7)	(253.4)
Financial income	—	8.9	118.6	127.5
Financial expenses	—	(30.7)	(102.7)	(133.4)
Net financial income/(expenses)	—	(21.8)	15.9	(5.9)
Profit/(loss) before tax	—	97.5	(356.8)	(259.3)
Taxation	—	(25.2)	(28.3)	(53.5)
Profit/(loss) for the year	—	72.3	(385.1)	(312.8)
EBITDA[4]	—	176.9	290.0	466.9

Notes

(1) The figures for TUI Travel are extracted without material adjustment from the Financial Information on TUI Travel as set out in Section B of Part IX of this document.

(2) The figures for First Choice have been extracted without material adjustment from the Historical Financial Information on First Choice as set out in Section B of Part VII of this document.

(3) The figures for TUI Tourism have been extracted without material adjustment from the Historical Financial Information on TUI Tourism as set out in Section B of Part V of this document and translated into sterling at the rate of €1.00 : £0.683.

(4) Pro forma EBITDA is calculated as follows:

	TUI Travel Period ended 31 May 2007	First Choice Year ended 31 October 2006	TUI Tourism Year ended 31 December 2006	Pro Forma Enlarged Group
	£m	£m	£m	£m
Operating profit/(loss)	—	119.3	(372.7)	(253.4)
plus:				
Depreciation and amortisation	—	56.2	191.4	247.6
Impairment of goodwill	—	1.4	471.3	472.7
EBITDA	—	176.9	290.0	466.9

Unaudited Pro forma Net Assets Statement

		Adjustments				
	TUI Travel as at 31 May 2007(1)	First Choice as at 30 April 2007(2)	TUI Tourism as at 31 December 2006(3)	Net Debt Adjustment(6)	Other Adjustments (5)(7)	Pro Forma Enlarged Group
	£m	£m	£m	£m	£m	£m
Non-current assets						
Intangible assets	—	761.0	1,867.0	—	1,497.8	4,125.8
Property, plant and equipment	—	289.4	1,204.0	—	—	1,493.4
Investments in joint venture and associate	—	32.2	66.7	—	—	98.9
Other investments	—	0.7	18.0	—	—	18.7
Trade and other receivables	—	106.2	129.2	—	—	235.4
Derivative financial instruments	—	—	1.7	—	—	1.7
Deferred tax assets	—	56.1	234.8	—	—	290.9
	—	1,245.6	3,521.4	—	1,497.8	6,264.8
Current assets						
Inventories	—	22.3	13.4	—	—	35.7
Other investments	—	—	3.8	—	—	3.8
Trade and other receivables	—	519.1	666.1	—	—	1,185.2
Income tax debtor	—	18.7	—	—	—	18.7
Derivative financial instruments	—	6.3	15.8	—	—	22.1
Cash and cash equivalents	—	196.1	1,204.4	(1,120.5)	1,339.1	1,619.1
Assets classified as held for sale	—	16.0	0.9	—	—	16.9
	—	778.5	1,904.4	(1,120.5)	1,339.1	2,901.5
Total assets	—	2,024.1	5,425.8	(1,120.5)	2,836.9	9,166.3
Current liabilities						
Interest-bearing loans and borrowings	—	(134.5)	(188.8)	—	—	(323.3)
Employee benefits	—	—	(1.4)	—	—	(1.4)
Derivative financial instruments	—	(62.9)	(68.0)	—	—	(130.9)
Trade and other payables	—	(1,036.1)	(1,840.9)	—	—	(2,877.0)
Provisions	—	(17.7)	(138.1)	—	—	(155.8)
Income tax payable	—	—	(10.8)	—	—	(10.8)
	—	(1,251.2)	(2,248.0)	—	—	(3,499.2)
Non-current liabilities						
Interest-bearing loans and borrowings	—	(434.5)	(380.0)	—	(1,366.1)	(2,180.6)
Employee benefits	—	(27.8)	(414.0)	—	—	(441.8)
Other long-term liabilities	—	(62.9)	(46.2)	—	—	(109.1)
Derivative financial instruments	—	—	(12.6)	—	—	(12.6)
Provisions	—	(30.8)	(116.2)	—	—	(147.0)
Deferred tax liabilities	—	(50.9)	(12.2)	—	—	(63.1)
	—	(606.9)	(981.2)	—	(1,366.1)	(2,954.2)
Total liabilities	—	(1,858.1)	(3,229.2)	—	(1,366.1)	(6,453.4)
Net assets	—	166.0	2,196.6	(1,120.5)	1,470.8	2,712.9

Notes

(1) The figures for TUI Travel are extracted without material adjustment from the Financial Information on TUI Travel as set out in Section B of Part IX of this document.

(2) The figures for First Choice have been extracted without material adjustment from the Historical Financial Information on First Choice as set out in Section B of Part VII of this document.

(3) The figures for TUI Tourism have been extracted without material adjustment from the Historical Financial Information on TUI Tourism as set out in Section B of Part V of this document and translated into sterling at the rate of €1.00 : £0.683.

(4) The proposed combination has been accounted for as follows: the combination of TUI Tourism and TUI Travel is deemed to be a common control transaction and is therefore outside the scope of IFRS 3, "Business combinations"; it has been accounted for under merger accounting rules using predecessor values for TUI Tourism. The combination with First Choice has been treated as an acquisition in accordance with IFRS 3.

(5) No adjustments have been made to the values of the individual net assets of First Choice to reflect any restatement to fair value which may arise on the acquisition. The gross difference between the net assets of First Choice as reported at 30 April 2007 and the sum of the estimated consideration and TUI Travel's transaction expenses has therefore been presented as a single value in "goodwill". Following Completion, the carrying values of the assets and liabilities of First Choice will be restated to their fair values at the date of Completion. The estimated consideration for the acquisition of First Choice is £1,636.8m (€2,396.3m), based on the closing price of First Choice shares at 27 June 2007, being the latest practicable Business Day before publication of this document. The estimated transaction costs are based on the TUI Travel Directors' latest estimate of TUI Travel's transaction costs and other cost directly attributable to the combination.

The goodwill arising on this basis had been calculated as follows:

	£m
Estimated consideration	1,636.8
Estimated transaction costs and other costs directly attributable to the combination	27.0
	1,663.8
less: Reported value of First Choice net assets	(166.0)
Goodwill	1,497.8

(6) The terms of the Merger Agreement state that on Completion, TUI Travel will assume target net debt of €875m (£597.6m) (inclusive of pension liabilities), further details of which are found in paragraph 4 of Part III. This has been reflected in the pro forma net asset statement by the adjustment of £817.8m (€1,197.5m). In addition the Merger Agreement states that on Completion working capital must be in line with target working capital which is to be agreed between the parties. The difference between the target working capital amount and the actual amount of working capital as at 31 December 2006 has been reflected as a further adjustment of £302.7m (€443.3m). The actual net debt and working capital adjustments will be calculated using balance sheet values at the date of Completion and will therefore differ from the adjustments calculated for the illustrative purposes of this statement.

(7) The adjustment made for €2,000.0m (£1,366.1m) to cash and non-current liabilities represents the drawdown of the facility under the Shareholder Loan Agreement on Completion, further details of which are contained in paragraph 12.1.3 in Part XI.

(8) No account has been taken of the trading activity or other transactions of TUI Tourism for the period since 31 December 2006 nor First Choice for the period since 31 October 2006 for the pro forma income statement or for the period since 30 April 2007 for the pro forma net assets statement or of the trading activity or other transactions of TUI Travel since 31 May 2007.

Part XI

Additional information

1. Responsibility

TUI Travel and the Directors, whose names appear on page 15 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of TUI Travel and the Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and contains no omissions likely to affect the import of such information.

2. Incorporation

TUI Travel was incorporated and registered in England and Wales on 29 January 2007, under the name Coppereagle PLC, with registered number 06072876 as a public limited company. By virtue of a special resolution dated 19 June 2007, Coppereagle PLC changed its name to TUI Travel PLC on 21 June 2007.

The principal legislation under which TUI Travel operates, and pursuant to which the TUI Travel Shares will be created, are the Companies Acts and regulations made thereunder.

TUI Travel is domiciled in England and Wales and its registered and head office is at First Choice House, London Road, Crawley, West Sussex RH10 9GX (telephone number 01293 560777).

Following Admission, the TUI Travel Shares will be listed on the Official List of the London Stock Exchange. The TUI Travel Shares will be in registered form and may be held in either certificated or uncertificated form.

3. Share Capital

TUI Travel was incorporated with an authorised share capital of £100,000 divided into 100,000 shares of £1 each. On incorporation TUI Travel had an issued share capital of two ordinary shares of £1 each, of which one was issued to TUI AG and one was issued to First Choice.

The following alterations to the authorised and issued share capital of TUI Travel have taken place since its incorporation:

- on 19 June 2007, a written shareholders' resolution was passed re-designating and converting 49,998 authorised but unissued ordinary shares into Redeemable Preference Shares of £1 each which will be redeemed automatically upon Admission (subject to the availability of sufficient distributable reserves). The Redeemable Preference Shares will have the rights and restrictions described in paragraph 4 of this Part XI;
- on 28 June 2007, each issued and unissued ordinary share of £1 each was sub-divided into ten ordinary shares of ten pence each; and
- on 28 June 2007, the authorised share capital was increased from £100,000 to £200,000,000 by the creation of 1,999,000,000 ordinary shares of ten pence each.

The following table shows the authorised and issued share capital of TUI Travel as at 28 June 2007 and the authorised and issued share capital of TUI Travel following Completion:

	28 June 2007		Following Completion	
	Number	Nominal amount per share	Number	Nominal amount per share
Authorised	1,000,000	10p	2,000,000,000	10p
Issued and fully paid TUI Travel Shares	20	10p	1,118,034,859[1]	10p
Issued and fully paid Reedemable Preference Shares	49,998	£1	Nil	Nil

(1) The number of TUI Travel Shares in issue following Completion assumes that the maximum number of TUI Travel Shares will be issued in connection with the Merger and that no further TUI Travel Shares will be issued between the publication of this document and the Effective Date.

Existing Shareholder Authorities

On 28 June 2007:

(i) a resolution was passed by the members of the TUI Travel generally and unconditionally authorising the Directors, pursuant to section 80 of the Companies Act 1985, to exercise all the powers of TUI Travel to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £200,000,000 to such persons at such times and on such terms as the Directors may think fit. Such authority is to be in substitution for any and all existing authorities provided that such authority is to expire immediately following Admission.

(ii) a resolution was passed by the members of TUI Travel generally empowering the Directors, pursuant to section 95 of the Companies Act 1985, to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by the resolution referred to in sub-paragraph (i) above as if section 89(1) of the Companies Act 1985 did not apply to such allotment. Such power is to expire upon the expiry of the resolution described in sub-paragraph (i) above.

(iii) a resolution was passed by the members of the TUI Travel generally and unconditionally authorising the Directors from the expiry of the authority referred to in sub clause (i) above, pursuant to section 80 of the Companies Act 1985, to exercise all of the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £38,000,000 or such lesser amount as shall equal one-third of the nominal value of the issued ordinary share capital of the Company immediately following Admission) for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) five years after the date of the passing of such resolution, but so that the Company may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such authority and the Directors of the Company may allot relevant securities in pursuance of such offers or agreements as if the authority had not expired.

(iv) a resolution was passed by the members of TUI Travel generally empowering the Directors with effect from the expiry of the authority specified in sub paragraph (ii) above, pursuant to section 95 of the Companies Act 1985, to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred on them by the resolution referred to in sub-paragraph (iii) above or by way of a sale of treasury shares as if section 89(1) of the Companies Act 1985 did not apply to such allotment. Such power, unless previously revoked, is to expire five years after the date of the passing of this resolution, save that the Company may make offers or agreements which would or might require equity securities to be allotted after the expiry of such power and the Directors of the Company may allot equity securities in pursuance of such offers or agreements as if such power had not expired), such power being limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the interests of the equity shareholders are proportionate (as near as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever; and

(b) the allotment of equity securities, otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount equal to five per cent. of the nominal value of the issued ordinary share capital of the Company immediately following Admission;

(v) a resolution was passed by the members of TUI Travel, subject to and conditional upon Admission, authorising the Company generally and unconditionally to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of ten pence each of the Company provided that:

(a) the maximum number of ordinary shares of ten pence each hereby authorised to be acquired is an amount equal to ten per cent. of the ordinary share capital of the Company immediately following Admission;

(b) the minimum price which may be paid for any such ordinary share is the nominal value of such ordinary share being ten pence;

(c) the maximum price which may be paid for any such ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company; and

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

General Confirmations

None of the TUI Travel Shares has been marketed or are being made available to the public in whole or in part in conjunction with the application for listing of the TUI Travel Shares. All of the TUI Travel Shares to be issued in connection with the Merger will be allotted and issued to TUI AG and First Choice Shareholders under the terms of the Merger.

Save as disclosed in this paragraph 3, during the three years immediately preceding the date of this document, there has been no issue of TUI Travel's share capital fully or partly paid for cash or other consideration and no such issues are proposed and no share capital of TUI Travel or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

Shares not Representing Capital

TUI Travel does not have any shares not representing capital.

4. Memorandum and Articles

The Memorandum and Articles are available for inspection at the dates, times and places described in paragraph 23 of this Part XI.

4.1 Memorandum

The Memorandum provides that the Company's principal objects include the carrying on of business as a holding and general commercial company.

The objects of the Company are set out in full in clause 4 of the Memorandum.

4.2 Articles

The Articles, which were adopted pursuant to a special resolution on 28 June 2007 contain (among others) provisions to the following effect:

Issue of shares

Subject to the provisions of the Companies Acts and without prejudice to any rights attaching to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or in absence of such resolution, as the Directors may determine). Redeemable Shares may be issued. Subject to the provisions of the Companies Acts and the Articles, the unissued shares in the Company shall be at the disposal of the Directors.

Changes to the share capital

The Company may (by ordinary resolution) increase its share capital, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, and (subject to the Companies Acts), sub-divide its shares (or any of them). The Company may (by special resolution and subject to the Companies Acts) reduce its share capital, any capital redemption reserve and any share premium reserve, in any way.

Purchase of own shares

Subject to the provisions of the Companies Acts, the Company may purchase its own shares (including redeemable shares) and may hold such shares as treasury shares or cancel them.

Dividends

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends not exceeding the amount recommended by the Directors. Subject to the provisions of the Companies Acts, the Directors may pay interim dividends, or dividends payable at a fixed rate, if it appears to them that they are justified by the profits of the Company available for distribution. If the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Subject to the provisions of the Companies Acts and except as otherwise provided by the Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion(s) of the period in respect of which the dividend is paid.

With the authority of an ordinary resolution of the Company, the Directors may offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the ordinary resolution.

Notwithstanding any other provision of the Articles but without prejudice to the rights attached to any shares, the Company or the Directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

No dividends or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if at least two consecutive payments have remained uncashed or are returned undelivered (or that method of payment has failed) or following one such occasion reasonable enquiries have failed to establish any new address of the holder.

Subject to the Articles, the Company may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Voting rights

Subject to any rights or restrictions attached to any shares and to the provisions of the Companies Acts, every member present in person or, for a corporation, present by a duly authorised

representative, not himself a member entitled to vote, shall have one vote on a show of hands and on a poll every member shall have one vote for every share of which he is the holder.

In the case of joint holders, the vote of the person who stands first in the register of members and who tenders a vote shall be accepted to the exclusion of any votes tendered by the other joint holders.

Transfer of the shares

A share in certificated form may be transferred by an instrument of transfer, which may be in any usual form or in any other form approved by the Directors, executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned.

In their absolute discretion and without giving any reasons, the Directors may refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List such refusal does not prevent dealings in the shares from taking place on an open and proper basis. The Directors may also refuse to register a transfer of a share in certificated form unless the instrument of transfer is (i) lodged, duly stamped, at the registered office of the Company or such other place as the Directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (ii) is in respect of only one class of share and (iii) is not in favour of more than four transferees.

The Directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse to register the transfer under the Uncertificated Securities Regulations.

If the Directors refuse to register a transfer of a share, they shall send the transferee notice of that refusal within two months after the date on which the transfer was lodged with the Company (for the transfer of a share in certificated form) or the date the operator-instruction was received by the Company (for the transfer of share in uncertificated form which will be held thereafter in certificated form).

Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Distribution of assets on a winding-up

On a winding up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law and subject to the Companies Acts, divide among the members in specie all or any part of the assets of the Company.

Restrictions on rights

If a member, or any other person appearing to be interested in shares held by that member, fails to provide the information requested in a notice given to him/her under section 793 of the Companies Act 2006 by the Company in relation to his/her interest in shares (the "default shares") within 14 days of the notice, sanctions shall apply unless the Directors determine otherwise. The sanctions available are the suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or any separate meeting of the holders of any class or on any poll and where the default shares represent at least 0.25 per cent. of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Untraced members

The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if (i) for a period of 12 years, during which at least three dividends in respect of the share have become payable, no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by the Articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned; (ii) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the UK and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such a share; and (iii) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company a new registered address, or a postal address within the UK, or shall have informed the Company, in such manner as may be specified by the Company, of an electronic address.

Variation of rights

Subject to the provisions of the Companies Acts, if the capital of the Company is divided into different classes of shares, the rights attaching to any class may be varied in such manner (if any) as may be provided by those rights or, if there are no such provisions, either with the written consent of the holders of three quarters in nominal value of the issued shares of that class (not including any treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of such shares. To every such separate meeting, the provisions of the Articles relating to general meetings shall apply except that the quorum for any such meeting shall be two persons together holding or representing by proxy at least one third in nominal value of the issued shares of the class in question (excluding treasury shares). At an adjourned meeting the quorum shall be one person holding shares of the class in question (excluding treasury shares) or his proxy.

Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares in treasury.

Appointment of Directors

Unless the Company determines otherwise by ordinary resolution, the number of Directors (other than alternate Directors) shall not be less than two nor more than 17. The Directors need not be members of the Company.

Subject to the Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The directors may appoint a person who is willing to act to be a director (either to fill a vacancy or as an additional director) provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A person appointed as a director by the other directors is required to retire at the next annual general meeting and shall then be eligible for reappointment, but shall not be taken into account in determining the directors who are to retire by rotation.

Other than a director retiring at the meeting, no person shall be appointed or reappointed a director at any general meeting unless he is recommended by the directors or notice of the intention to propose such person for appointment or reappointment executed by a member qualified to vote on the appointment or reappointment is given to the Company not less than seven nor more than 35 days before the date appointed for the meeting.

Retirement of Directors

At each annual general meeting of the Company one-third (or, if their number is not three or a multiple of three, the number nearest to one-third) of the Directors who are subject to retirement by rotation shall retire from office.

Subject to the Companies Acts and the Articles, the Directors to retire by rotation are those who have been longest in office since their last appointment or reappointment, but, as between persons who became or were last reappointed directors on the same day, those to retire shall (unless otherwise agreed) be determined by lot. Notwithstanding the foregoing, each Director shall retire from office no later than the third annual general meeting following the annual general meeting of his appointment or reappointment.

If the Company does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost. If a Director retiring by rotation is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

Removal

Without prejudice to the provisions of the Companies Acts, the Company may remove a Director before the expiration of his period of office by extraordinary resolution.

The office of a Director shall be vacated if: (i) he ceases to be a Director by virtue of any provision of the Companies Acts or he becomes prohibited by law from being a Director; or (ii) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iii) he is, or may be, suffering from mental disorder and either he is admitted to hospital in pursuance of an application for admission under the Mental Health Act 1983 or under the Mental Health (Scotland) Act 1984, or an order is made by a court having jurisdiction in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or (iv) he resigns his office by notice in writing to the Company; or (v) in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Directors resolve that his office be vacated; or (vi) he is absent for more than six months consecutively without permission of the Directors from the meeting of the Directors held during that period and the Directors resolve that his office be vacated; or (vii) a notice in writing is served upon him signed by all other Directors for the time being to the effect that his office as Director shall on receipt of such notice be vacated.

Powers of Directors

The business of the Company shall be managed by the Directors. Subject to the provisions of the Companies Acts, the Memorandum and the Articles and to any directions given by special resolution, they may exercise all the powers of the Company. The Directors may appoint one or more of their number to any executive office under the Company for such term, at such remuneration and such other conditions as the Directors think fit (subject to the provisions of the Companies Acts). The Directors may delegate any of their powers to any managing Director, any Director holding any other executive office or any other Director; any committee consisting of one or more Directors and (if thought fit) one or more other persons; and any local board or agency for managing the affairs of the Company either in the UK or elsewhere. Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of the Directors, to be an alternate Director and may remove such an alternate Director from office.

Voting at board meetings

No business shall be transacted to any meeting of the Directors unless a quorum is present and the quorum may be fixed by the Directors; unless so fixed at any other number it shall be two. Questions arising at a meeting of the Directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

Restrictions on voting

Save as otherwise provided by the Articles, a Director shall not vote, or count in the quorum present, at a meeting of Directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in securities of, or otherwise in or through, the Company) unless his interests arises only because the case falls within one or more of the following:

(i) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(iv) the resolution relates in any way to a retirement benefit scheme which has been approved, or is conditional upon approval, by HMRC for taxation purposes;

(v) the resolution relates to an arrangement for the benefit of employees of the Company or any of its subsidiary undertakings including but not limited to an employees' share scheme which does not accord a Director any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(vi) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and he is not entitled to exercise one per cent. or more of the voting rights available to the members of the relevant company;

(vii) the resolution relates to the purchase or maintenance for any Director or Directors of insurance against liability.

Directors' interests

Subject of the provisions of the Companies Acts and provided that the Director has disclosed to the other Directors the nature and extent of any material interest of his, a Director, notwithstanding his office; (i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; (ii) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and (iii) shall not, by reason of his office, be accountable to the Company for any benefit he derives from such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the grounds of such interest or benefit.

Non-Executive Directors' remuneration and expenses

Until otherwise determined by the Company by ordinary resolution, the Non-Executive Directors (other than alternate Directors) shall be paid such fees for their services in the office of Director as the Directors may determine (not exceeding in aggregate an annual sum of £1,500,000 or such larger amount as the Company may by ordinary resolution decide) divided by the Directors as they may determine or, failing such determination, equally.

The Director may also be paid expenses properly incurred by them in connection with their attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of any holders in any class of shares or otherwise in connection with the discharge of their duties as Directors.

Any Director who performs, or undertakes to perform, services which the Directors consider go beyond the ordinary duties of a Director may be paid such special remuneration as the Directors may determine.

Directors' gratuities and pensions

The directors may provide benefits, whether by payments of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in the business of the Company or of any such subsidiary, and for any member of his family (including a spouse and civil partner or a former spouse and former civil partner) or any such person who is or was dependent on him and may (both before and after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Indemnity

Subject to provisions of the Companies Acts, the Company may indemnify any person who is or was a Director directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability whether in connection with any proved or alleged negligence, default, breach of duty or breach of trust or otherwise in relation to the Company or any associated company and/or may purchase and maintain for any such person insurance in relation to the same.

General Meetings

All meetings shall be called extraordinary general meetings other than the annual general meeting. Meetings may be called by the Directors. If there are not within the UK sufficient Directors to call a general meeting, any Director, or if there is no Director, any member of the Company may call a general meeting.

Subject to the provisions of the Companies Acts, at least 21 days' notice must be given for an annual general meeting and an extraordinary general meeting called for the passing of a special resolution. All other extraordinary general meetings require at least 14 days' notice to be given.

The notice of the meeting must specify the place, day and time of the meeting and the general nature of the business to be transacted. If the meeting is an annual general meeting, the notice must specify the meeting as such. Subject to the provisions of the Articles and to any rights or restrictions attached to any shares or notices shall be given to all members, all persons entitled to a share in consequence of the death or bankruptcy of a member, the Directors and the auditors. A member whose registered address is not within the UK shall not be entitled to receive any notice, document or information from the Company unless he gives the Company an address (not being an address for the purposes of electronic communication) within the UK at which notices, documents or information may be given to him.

A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

Limitations on share ownership

The Articles are designed to ensure that the number of TUI Travel Shares held by non-EEA nationals does not reach a level which could jeopardise TUI Travel's entitlement to continue to hold or enjoy the benefit of any authority, permission, licence or privilege which it or any of its subsidiaries holds or enjoys and which enables an air service to be operated (each an "Operating Right"). In particular, EC Council Regulation 2407/92 on licensing of air carriers requires that an air carrier must be majority-owned and effectively controlled by EEA nationals.

The Articles allow the Directors, from time to time, to set a "Permitted Maximum" on the number of TUI Travel Shares which may be owned by non-EEA nationals at such level as they believe is in

compliance with the Operating Rights, provided that the Permitted Maximum shall not be less than 40 per cent. of the total number of issued TUI Travel Shares.

TUI Travel will maintain a separate register (the "Separate Register") of TUI Travel Shares in which non-EEA nationals, whether individuals, bodies corporate or other entities, have an interest (such TUI Travel Shares are referred to as "Relevant Shares" in the Articles). An interest in this context is widely defined (see below). The Directors will be able to require relevant members or other persons to provide them with information to enable them to determine whether TUI Travel Shares are, or are to be treated as, Relevant Shares. If such information is not provided then the Directors will be able, at their discretion, to determine that the TUI Travel Shares to which their enquiries relate should be treated as Relevant Shares. Registered holders of TUI Travel Shares will also be obliged to notify TUI Travel if they are aware either (a) that any TUI Travel Share which they hold ought to be treated as a Relevant Share for this purpose; or (b) that any TUI Travel Share that they hold, which is treated as a Relevant Share, should no longer be so treated. In this case, the Directors shall request such information and evidence as they require to satisfy themselves that the TUI Travel Share should not be treated as a Relevant Share and, on receipt of such evidence, shall remove particulars of the share from the Separate Register.

If the Directors determine that action is necessary or desirable to protect any Operating Right due to the fact that an Intervening Act (an "Intervening Act" being the refusal, withholding, suspension or revocation of any Operating Right or the imposition of materially inhibiting conditions or limitations on any Operating Right in either case, by any state or regulatory authority) has taken place or is contemplated, threatened or intended, or the aggregate number of Relevant Shares is such that an Intervening Act may occur or the ownership or control of TUI Travel is otherwise such that an Intervening Act may occur, the Directors may:

(i) remove any Director;

(ii) identify those TUI Travel Shares which give rise to the need to take action and deal with such TUI Travel Shares as affected shares ("Affected Shares") (see below); and/or

(iii) set a Permitted Maximum on the number of Relevant Shares which may subsist or vary any Permitted Maximum previously specified (which may not, save in the circumstances referred to below, be lower than 40 per cent. of the total number of issued TUI Travel Shares) and treat any Relevant Shares in excess of this Permitted Maximum as Affected Shares (see below).

The Directors shall serve a notice (an "Affected Share Notice") in respect of any Affected Share on the registered holder. An Affected Share Notice can, if it so specifies, have the effect of depriving the registered holder of the right to attend, vote and speak at general meetings which he would otherwise have had as a consequence of holding such shares. Such an Affected Share Notice can, if it so specifies, also require the recipient to dispose of the Affected Shares (so that the Relevant Shares will then cease to be Affected Shares) within 10 days or such longer period as the Directors may determine. The Directors are also given the power to sell such Affected Shares themselves where there is non-compliance with an Affected Share Notice at the best price reasonably obtainable at the relevant time on behalf of the shareholder.

In deciding which TUI Travel Shares are to be dealt with as Affected Shares, the Directors in their sole opinion will determine which Relevant Shares may give rise to the fact or risk of an Intervening Act occurring and, subject to any such determination, will have regard to the chronological order in which particulars of Relevant Shares have been, or are to be, entered in the Separate Register unless to do so would in the sole opinion of the Directors be inequitable.

If there is a change in any applicable law or TUI Travel or any subsidiary receives any direction, notice or requirement from any state or regulatory authority, which, in either case, necessitates such action to overcome, prevent or avoid an Intervening Act, then the Directors may either:

(i) lower the Permitted Maximum to the minimum extent that they consider necessary to overcome, prevent or avoid an Intervening Act; and

(ii) resolve that such number of Relevant Shares the Directors consider to be the minimum number necessary in order to prevent or avoid such Intervening Act shall be treated as Affected Shares.

The rights of the Directors referred to above apply until such time as the Directors resolve that grounds for the making of a determination have ceased to exist, whereupon the Directors must withdraw such determination.

The Permitted Maximum will initially be set at 40 per cent. This Permitted Maximum may be varied by the Directors. If the Directors resolve to vary the Permitted Maximum to deal with shares as Affected Shares or relax the ownership limitations, they shall publish in at least one national newspaper in the United Kingdom (and in any other country in which the TUI Travel Shares are listed) notice of the determination and of any Permitted Maximum. The Directors shall publish, from time to time, information as to the number of TUI Travel Shares particulars of which have been entered on the Separate Register.

The Directors may not register any person as a holder of TUI Travel Shares unless such person has furnished to the Directors a declaration, together with such evidence as the Directors may require, stating (a) the name and nationality of any person who has an interest in such TUI Travel Share and, if the Directors require, the nature and extent of such interest; or (b) such other information as the Directors may from time to time determine. The Directors may decline to register any person as a shareholder if satisfactory evidence or information is not forthcoming.

A person shall be deemed to have an "interest" in relation to TUI Travel Shares if (i) such person has an interest which would (subject as provided below) be taken into account, or which he would be taken as having, in determining for the purpose of Part 22 of the Companies Act 2006 whether a person has a notifiable interest or (ii) he has any such interest as is referred to in Part 22 of the Companies Act 2006; but shall not be deemed to have an interest in any shares in which his spouse or civil partner or any infant child or stepchild of his is interested by virtue of that relationship, or which he holds as a bare or custodian trustee under the laws of England or as a simple trustee under the laws of Scotland, and "interested" shall be construed accordingly.

Redeemable Preference Shares

The following is a summary of the rights and provisions in the Articles relating to the non-voting, non-dividend bearing Redeemable Preference Shares:

(i) Income: the holders of the Redeemable Preference Shares shall not be entitled to receive a dividend;

(ii) Capital: on a return of capital £1 per share;

(iii) Voting: no right to vote at any general meeting of the Company unless (a) the meeting is to consider any resolution approving the purchase by the Company of its own shares, a reduction in the capital of, or the winding up of the Company, or (b) the meeting is to consider any resolution which abrogates or varies the rights attaching to the Redeemable Preference Shares;

(iv) Redemption: subject to the provisions of the Companies Acts, the Redeemable Preference Shares shall be redeemed automatically upon Admission.

5. Major Shareholders

In so far as it is known to TUI Travel, as at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following persons are, directly or indirectly, interested in three per cent. or more of the issued ordinary share capital of TUI Travel:

Name of Shareholder	Number of TUI Travel Shares	Percentage of issued share capital
TUI AG	10	50%
Andrew Lloyd John	10	50%

In so far as it is known to TUI Travel, as at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following persons will be, directly or indirectly, interested in three per cent. or more of the issued ordinary share capital of TUI Travel upon Completion, based on

the assumptions that the holdings of the First Choice Shareholders in First Choice Shares as at 27 June 2007 do not change, that the Merger completes, that 17,259,768 shares are issued prior to the Merger to satisfy all employee share scheme awards and options which cannot be satisfied by a transfer of existing shares held in the First Choice employee benefit trust and that the maximum number of 1,118,034,839 TUI Travel Shares are issued in connection with the Merger:

Name of Shareholder	Number of TUI Travel Shares	Percentage of issued share capital
TUI AG	570,197,778	51.00%
Newton Investment Management	48,465,985	4.33%
M&G Investment Management	48,456,872	4.33%
Legal & General Investment Management	43,446,961	3.89%

Save as disclosed above, the Directors are not aware of any person who is or will be interested directly or indirectly in three per cent. or more of the issued share capital of TUI Travel.

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), and so far as is known to TUI Travel, there is one shareholder who, upon Completion, directly or indirectly, jointly or severally, will exercise or could exercise control over TUI Travel, being TUI AG. The Relationship Agreement, which is to be entered into between TUI AG and TUI Travel upon Completion, records the understanding between TUI AG and TUI Travel regarding the governance of TUI Travel, and the exercise of certain entitlements of TUI AG in respect of its TUI Travel Shares, in each case following Completion. Further details of the Relationship Agreement are provided in paragraph 12.1.2 of this Part XI.

None of the major shareholders in TUI Travel has or will have different voting rights. The provisions of the Relationship Agreement relating to the exercise by TUI AG of voting rights in respect of its TUI Travel Shares on resolutions relating to the appointment or removal of Directors are described in paragraph 12.1.2 of this Part XI.

6. Share Schemes

TUI Travel Share Incentive Schemes

Adoption of new Enlarged Group Share Incentive Schemes

TUI Travel has established five employee incentive schemes which may be used after Admission. There are two discretionary employee share schemes for senior executives: the TUI Travel PSP and the TUI Travel DABS, and there are also two all-employee share schemes: the TUI Travel SIP and the TUI Travel SAYE Scheme, both of which will be submitted for approval by HMRC under the Income Tax (Earnings and Pensions) Act 2003. The Board has made no decision whether to operate the TUI Travel SIP and the TUI Travel SAYE Scheme, or either of them, following Admission.

In addition, TUI Travel has established the TUI Travel VCSP which is a discretionary one-off three-year scheme which will be used after Admission and provides for a combination of cash and share incentives designed to maximise the synergistic benefits of the Merger and drive shareholder value creation.

These five schemes (together referred to as the "TUI Travel Incentive Schemes") have been established by the Directors and resolutions will be put to First Choice Shareholders at the First Choice EGM approving the operation of these schemes in principle.

The TUI Travel Remuneration Committee will review the TUI Travel PSP, TUI Travel DABS and TUI Travel VCSP with a view to bringing forward any appropriate proposals for changes to executive incentive schemes at the 2008 AGM.

Set out below is a summary of the principal features of the five schemes.

TUI Travel PSP

Under the TUI Travel PSP, participants will receive conditional allocations of TUI Travel Shares which will be released after a period of three years, provided that pre-set performance targets are satisfied.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel PSP, at the discretion of the TUI Travel Remuneration Committee. It is proposed that only executive directors, senior executives and selected professional key employee groups will normally be selected for participation.

Individual Limits

The maximum aggregate market value of shares which may be allocated under the TUI Travel PSP to any employee in any financial year shall not exceed two times that employee's base salary (or, where the TUI Travel Remuneration Committee considers there are exceptional circumstances, four times the employee's base salary). No amount is payable by participants on allocation.

Performance Targets

Allocations will only vest and be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. No shares will be released unless over the performance period, the performance targets have been met. The performance targets will be based 50 per cent. on earnings per share, and 50 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between ten per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater, per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100 million of synergy benefits achieved over the three year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between the median and upper quartile performance, or greater. There will be no retesting of any performance targets.

Vesting of allocations will also be subject to underpins relating to the Group's return on invested capital and weighted average cost of capital, to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further grants but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the allocation date his allocation will normally be forfeited. However, in the event of his death, injury, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or upon sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, allocations will vest, subject to both performance targets having been met to that date and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to

the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, allocations will normally vest, subject to performance targets having been achieved and to time pro-rating. However, allocations will not vest where participants are offered replacement allocations on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations will continue, but over replacement shares in the acquiring company and with similar performance targets.

TUI Travel DABS

Under the TUI Travel DABS, participants will be required to defer a proportion of their pre-tax annual performance-related bonus, which will be used to acquire TUI Travel Shares ("deferred shares"). These deferred shares, together with a conditional allocation of ordinary shares ("matching shares") equal to up to four times the number of deferred shares, will be released after a period of three years. The release of the deferred shares will not be subject to any further performance targets. The release of the matching shares will be subject to further pre-set performance targets being satisfied, as described below.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel DABS at the discretion of the TUI Travel Remuneration Committee. It is proposed that only executive directors, senior managers and selected professional key employee groups will normally be selected for participation.

Deferred Shares

Where an employee is selected for participation in the TUI Travel DABS, he will be required to invest at least one quarter of his pre-tax annual bonus in deferred shares, subject to the deferral being not less than an amount which may be specified from time to time. The participant may elect to invest up to a further quarter of his pre-tax annual bonus in deferred shares, i.e. an overall maximum of one half of his pre-tax bonus can be invested in deferred shares. The investment in deferred shares will be made at a price per deferred share which is equal to the middle market quotation of a TUI Travel Share on the date of investment.

Performance Targets

Allocations of matching shares will only vest and the shares be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. The performance targets will be based 75 per cent. on earnings per share and 25 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between 10 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater, per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100 million of synergy benefits achieved over the three year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between the median and upper quartile performance, or greater. There will be no re-testing of any performance targets.

Vesting of allocations of matching shares will also be subject to underpins related to the Enlarged Group's return on invested capital and weighted average cost of capital, to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further grants but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the date of allocation, his matching shares will normally be forfeited. His deferred shares will be released to him at this point (or at such later stage as the matching shares are to be released), unless the cessation of employment is a result of dismissal for gross misconduct, in which case the deferred shares will be forfeited and there will be no release of matching shares.

In certain circumstances, including leaving on account of death, injury, disability, retirement and (if so approved by the TUI Travel Remuneration Committee) redundancy, or upon the sale of the business or subsidiary for which the participant works, allocations of matching shares will vest, subject to both performance targets having been met and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations of matching shares to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction or amalgamation or winding-up of TUI Travel, allocations of matching shares will normally vest subject to performance targets having been achieved and time pro-rating. Deferred shares will also be released at this point. However, no allocations will vest where participants are offered replacement allocations of matching and deferred shares on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations of matching shares will continue, but over replacement shares in the new company, and with similar performance targets, and no deferred shares will be released early.

TUI Travel Sharesave Scheme

The TUI Travel SAYE Scheme will provide for the grant of options over TUI Travel Shares to be purchased out of the proceeds of a linked SAYE savings account with a bank or building society. Whether, and when, any grants will be made will be determined by the Board.

Eligibility

All UK employees of the Enlarged Group who have worked for any qualifying period as may be determined by the Board (but not to exceed five years) and any other employees (including overseas employees nominated by the Board) will be eligible to participate in the scheme.

Grant Price

Options may be granted at an acquisition price which is not less than 80 per cent. of the middle market quotation of a TUI Travel Share on the London Stock Exchange dealing day (or average over the three dealing days) immediately before the day invitations are sent out (or some other date agreed with HMRC). If shares are to be subscribed, the acquisition price will also not be lower than nominal value.

Grant Period

Invitations for the grant of options will normally only be issued within the 42-day period following TUI Travel's announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

Leaving employment

Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Enlarged Group by reason of death, injury, ill health or disability, redundancy, retirement or on the sale of their employing company or business out of the Enlarged Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason (except dismissal for gross misconduct), provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

Corporate events

Options may be exercised in the event of a takeover, reconstruction or amalgamation or winding-up of TUI Travel, to the extent of the accumulated savings under the participant's savings contract (together with any interest due). In the event of another company acquiring control of TUI Travel, participants may in certain circumstances be allowed to exchange their options for options over shares in the acquiring company.

TUI Travel SIP

The TUI Travel SIP is constituted under a trust deed and rules which will provide for TUI Travel to make various types of award over TUI Travel Shares which are held by trustees on behalf of participants. Whether, and when, any grants will be made will be determined by the Board.

Eligibility

All UK employees of the Enlarged Group with the requisite qualifying period of service (which will be determined by the Board from time to time and may not exceed 18 months qualifying service) are entitled to participate. Overseas employees who would otherwise qualify, but who do not pay UK tax, may be invited to participate.

Free Shares

The TUI Travel SIP allows for awards of up to £3,000 worth of free shares in total in any tax year. Awards may be made on the basis of equal numbers of shares, pro-rata earnings or on the basis of other similar terms including objective performance conditions achieved prior to the making of the awards.

Partnership Shares

The TUI Travel SIP allows for participants to purchase up to £1,500 worth of shares (or ten per cent. of the participant's annual salary, if less) in total in any tax year. Deductions may be made from salary each month, or may be accumulated over a period of up to 12 months and then applied in the acquisition of shares. Any lump sum purchases may also be made within the statutory limit.

Matching Shares

The TUI Travel SIP allows for additional free shares to be awarded based on the number of partnership shares acquired. The maximum award per employee is two matching shares for each partnership share—up to £3,000 worth of matching shares in total in any tax year.

Dividend Shares

The TUI Travel SIP also allows for the reinvestment in shares of up to £1,500 worth of cash dividends in total in any tax year.

Acquisition of Shares

The trustees may buy shares in the market or subscribe for new shares. Free and matching shares are funded by participating Enlarged Group companies.

Holding Period

Free shares and matching shares must be held in the TUI Travel SIP for a holding period which expires between three and five years after award, or, if earlier, when the participant ceases to be employed by an Enlarged Group company. Dividend shares must remain in the TUI Travel SIP for a holding period of three years or, if earlier, until the participant ceases to be employed within the Enlarged Group. Partnership shares may be withdrawn from the TUI Travel SIP at any time subject to any PAYE liabilities which may be due.

Voting, Dividend and Other Rights

While the shares are held in the TUI Travel SIP, the participant remains the beneficial owner and is entitled to receive dividends (subject to any reinvestment in dividend shares) and, through the TUI Travel SIP, to vote and to participate in substantially the same way as other shareholders. Shares may be left in the TUI Travel SIP until the participant ceases to be employed within the Enlarged Group.

Forfeiture

Free and matching shares may be forfeited if the participant ceases to be employed within the Enlarged Group before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of award of such shares, unless he leaves employment due to injury, ill health, disability, redundancy, sale of the business or subsidiary by which he is employed, death or retirement. The Board may also provide that, if a participant withdraws his partnership shares from the TUI Travel SIP within three years of the date on which they were acquired, his corresponding matching shares shall be forfeited.

Corporate Events

Participants' shares are dealt with in the same way as any other shareholder upon a takeover or reconstruction. Any shares issued to the TUI Travel SIP in place of any shares on a takeover or reconstruction will be held in the TUI Travel SIP.

TUI Travel VCSP

Under the TUI Travel VCSP, which is a one-off three year plan, participants will receive an award which will be satisfied by a combination of cash and TUI Travel Shares provided that pre-set performance targets are satisfied. The performance targets will be based on the achievement of the synergistic objectives of the Merger.

Eligibility

The TUI Travel Remuneration Committee will nominate executive Directors and senior executives for participation in the plan. Up to 12 Directors and senior executives of TUI Travel are expected to participate.

Individual Limits

The maximum aggregate limit on awards for any individual under the TUI Travel VCSP will vary according to his level of responsibility, but the maximum award over three years will be no greater than an amount between 225 per cent. and 450 per cent. of base salary before statutory deductions for PAYE and similar liabilities. The awards will be a combination of cash and shares, which will vest in three tranches over three years, as shown below:

Tranche 1 (2007/2008): 50 per cent. cash and 50 per cent. shares;

Tranche 2 (2008/2009): 50 per cent. cash and 50 per cent. shares; and

Tranche 3 (2009/2010): 100 per cent. cash.

While any cash entitlement will be paid annually, no shares will be released until the end of the three-year period.

Performance Target

The vesting of the annual tranches will be subject to the achievement of annual performance targets over the three-year period—2007/2008 to 2009/2010. The release of the share elements will be subject to a further overall three-year performance target. The performance targets will be set by the TUI Travel Remuneration Committee and will be based upon the achievement of the synergistic benefits of the Merger and margin enhancement. Following consultation with key institutional shareholders, the overall three year performance targets have been set at a "target" of £100 million (below which no vesting will occur) with a payment and vesting scale up to a stretch level of £150 million. The TUI Travel Remuneration Committee will set targets for the first two years of the plan consistent with the achievement of the overall three-year performance targets. In addition, the Remuneration Committee will set annual margin targets (below which no payment or vesting will occur). This is intended to ensure that synergy benefits translate to enhanced margins for the Enlarged Group.

At target annual performance, the proportion vesting under each annual tranche will be in the range of 37.5 per cent. to 75 per cent. of salary. For the achievement of annual stretching performance measures, the proportion vesting under each annual tranche will be in the range of 75 per cent. to 150 per cent. of salary. Annual performance will relate to the achievement of annual synergistic benefits of the Merger and will be subject to an annual margin enhancement underpin.

Cessation of Employment

If a participant leaves employment before the end of the three-year performance period his award will normally be forfeited. However, in the event of his death, injury, ill health, disability, retirement, and (if approved by the TUI Travel Remuneration Committee) redundancy, or on a sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, any unvested awards will lapse. The share elements of each tranche will vest, subject to performance targets having been met to that date and pro-rating for time elapsed compared to the total length of the performance period. In other circumstances, the TUI Travel Remuneration Committee will have discretion to allow the share elements in any outstanding tranches to vest as above, or to continue to subsist, as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, awards will normally vest, subject to performance targets having been achieved and to time pro-rating. However, awards will not vest where participants are offered replacement awards on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, awards will continue, but over replacement shares in the acquiring company and with similar performance targets.

Provisions relating to all TUI Travel Incentive Schemes

Scheme Limits

The maximum number of new ordinary shares which may be issued or issuable under the TUI Travel Incentive Schemes shall be as follows:

- in any ten-year period, not more than five per cent. of the ordinary share capital of TUI Travel from time to time under the TUI Travel PSP, the TUI Travel DABS and the TUI Travel VCSP; and
- in any ten-year period, not more than ten per cent. of the ordinary share capital of TUI Travel from time to time under all TUI Travel Incentive Schemes.

For the purpose of these limits no accounts will be taken of any shares where the right to acquire the shares has been released, lapsed or otherwise become incapable of exercise or vesting.

The current guidelines issued by the Association of British Insurers ("ABI") state that the transfer of treasury shares should count towards the overall scheme limits outlined above. These guidelines will be reflected in the trust deed and rules of each of the TUI Travel Incentive Schemes for as long as this remains ABI policy.

Scheme Shares

All awards and options which are granted over TUI Travel Shares will be over shares which may be new issue, treasury shares or purchased by any trustees in the market.

Non-Executive Directors

Non-Executive Directors cannot participate in any of the TUI Travel Incentive Schemes.

Non-pensionable benefits

All of the benefits under the TUI Travel Incentive Schemes are non-pensionable.

Non-transferability

Allocations and awards under the TUI Travel Incentive Schemes will not be transferable (other than to the participant's personal representatives in the event of his or her death).

Variations of Share Capital

Allocations under the TUI Travel PSP, TUI Travel DABS, TUI Travel SAYE Scheme and TUI Travel VCSP may be adjusted following certain variations in the ordinary share capital of TUI Travel including a capitalisation, rights issue or sub-division, consolidation or reduction of capital of TUI Travel. The prior approval of HMRC is required for adjustment of options under the TUI Travel SAYE Scheme.

Rights attaching to shares

Shares to be issued and allotted under the TUI Travel Incentive Schemes will rank equally with all other ordinary shares then in issue but will not qualify for dividends or other rights arising by reference to a prior record date.

Alterations to the schemes

The Board (or the TUI Travel Remuneration Committee) may amend the TUI Travel Incentive Schemes provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of TUI Travel Shares under the TUI Travel Incentive Schemes, or the transfer of treasury shares under the TUI Travel Incentive Schemes, the basis for determining a participant's entitlement to, and the terms of, TUI Travel Shares or cash provided under the TUI Travel Incentive Schemes and the adjustment of such awards or options. However, shareholders' approval will not be required for minor administrative changes or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment. No amendment to any key feature will be made to the TUI Travel SAYE Scheme or TUI Travel SIP without the prior approval of HMRC.

Extension of the schemes overseas

The terms of each of the TUI Travel Incentive Schemes provide the Board with the power to extend the schemes to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions, by either making conditional allocations in TUI Travel Shares or equivalent phantom allocations, where the awards would be satisfied in cash. Share awards under any such arrangements for overseas employees will count against the limits on the issue of shares under the TUI Travel Incentive Schemes and will not provide participants with benefits greater than those provided under those schemes.

Termination

None of the TUI Travel Incentive Schemes will be operated more than ten years after adoption without shareholder approval. The TUI Travel Remuneration Committee or the Board, as appropriate, will regularly review the operation of the TUI Travel Incentive Schemes.

First Choice Share Schemes

First Choice currently operates the First Choice PSP, the First Choice DABS and the First Choice SIP which are similar to the proposed TUI Travel PSP, TUI Travel DABS and TUI Travel SIP. In addition, there are two legacy schemes with residual outstanding awards: the First Choice RSP and the First Choice SEP.

As a result of the Scheme there will be no further awards granted under the First Choice Share Schemes and all outstanding awards will either vest to the extent permitted in accordance with the rules or be replaced by equivalent awards over TUI Travel Shares as explained below.

First Choice PSP

There are awards outstanding over approximately 5,430,701 First Choice Shares under the First Choice PSP (as at the latest practicable date before the publication of this document). It is expected that only a proportion of these shares will be released upon the Court sanction of the Scheme after taking account of the level of performance to date and time pro-rating for the early release of the shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two thirds of the 2005 awards, one half of the 2006 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the awards which will be released based on performance to that

time, shortly before the date of Court sanction. The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has also determined that the balance of the shares which are ineligible for release to date on account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards, one half of the shares in the case of the 2006 awards, and two thirds in the case of the 2007 awards) will be eligible for replacement awards over TUI Travel Shares of equivalent value (or, in the case of certain awards, granted mostly to pilots, replacement awards over cash or alternative benefits of equivalent value) which may be held until the normal release date under the terms of the First Choice PSP, subject to the achievement of the performance targets and pro-rating for time (if the award is released early upon cessation of employment or a corporate event).

First Choice DABS

There are awards outstanding over approximately 877,704 First Choice Shares under awards of deferred shares ("Deferred Awards") and 3,062,466 First Choice Shares under awards of matching shares ("Matching Awards") under the First Choice DABS (as at the latest practicable date before the publication of this document). All of the Deferred Awards, which were awarded in lieu of bonuses, and a proportion of the Matching Awards, will be released upon the Court sanction of the Scheme after taking account of the level of performance to that date and time pro-rating for the early release of shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two-thirds of the 2005 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the matching awards which will be released based on performance to that time shortly before the date of Court sanction.

The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has determined that participants will also receive a cash sum equivalent to the dividends to which they would have been entitled in respect of their Deferred Awards.

The First Choice Remuneration Committee has also determined that the balance of the matching shares which are ineligible for release taking account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards and two thirds of the shares in the case of the 2007 awards) will instead be eligible for replacement awards over TUI Travel Shares of equivalent value which may be held until the normal release date under the First Choice DABS, subject to the achievement of performance targets and pro-rating for time (if the award is released early upon cessation of employment of a corporate event).

First Choice RSP

There are approximately 3,700,974 First Choice Shares outstanding under the First Choice RSP (as at the latest practicable date prior to the publication of this document).

The rules provide that upon the Court sanctioning of the Scheme, the First Choice Remuneration Committee can determine whether to release all or part of any award. In view of the performance to date the First Choice Remuneration Committee has determined that the awards should be released in full.

The exercise of the released awards will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

First Choice SEP

There are options outstanding over approximately 5,861,995 First Choice Shares under the First Choice SEP (as at the latest practicable date before the publication of this document).

The rules provide that all of the shares will be exercisable upon a Scheme without regard to performance. The exercise of the options will be subject to the Court sanctioning the Scheme of Arrangement and to the payment of the option price (representing market value at the date of grant), income tax, and National Insurance contributions (or an equivalent social security liability).

First Choice SIP

There are approximately 879,157 First Choice Shares held under the First Choice SIP (as at the latest practicable date before publication of this document).

The existing First Choice Shares held under the First Choice SIP will be replaced by TUI Travel Shares under the Scheme on the same basis as First Choice Shareholders will exchange their First Choice Shares under the Scheme. The replacement TUI Travel Shares will then be held under the First Choice SIP on the same terms and conditions as the current First Choice Shares. First Choice employees may be allowed to continue to save under the SIP for TUI Travel Shares after the merger on the same terms as they presently save for First Choice Shares.

7. Pensions

TUI Tourism

TUI Northern Europe has six defined benefit schemes. These are the TUI Pension Scheme (UK), the Britannia Airways Limited Superannuation and Life Assurance Scheme, the Orion Airways Pension and Life Assurance Scheme, the Jetsave Retirement Benefits Plan, the TUI Northern Europe Executive Pension Scheme No 2 and the Callers 1978 Pension & Life Assurance Scheme.

TUI Northern Europe also has two deferred members and one pensioner member in an unfunded unapproved retirement benefit plan.

The last formal valuation of the TUI Pension Scheme (UK) was prepared as at 31 March 2005 when, on an ongoing basis, the aggregate value of the assets was £234.1 million, and the total value of assets required to provide past service benefits was £307.1 million, giving rise to a funding shortfall on an ongoing basis of £73 million. Since 1 April 2006, TUI Northern Europe made normal contributions of 25 per cent. of members' pensionable salaries. As at 31 December 2006, 75 per cent. of the total plan assets were held as equities, nine per cent. are held as corporate bonds, nine per cent. are held as government bonds and seven per cent. are held as cash.

On an accounting basis, as at 31 December 2006 it was estimated that the value of the assets and liabilities of the TUI Pension Scheme (UK) were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£331.6 million	£284.9 million
Present value of funded obligations	£446.7 million	£430.3 million
Recognised liability for defined benefit obligations	£115.2 million	£145.4 million

Employer contributions to the TUI Pension Scheme (UK) during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£25.9 million	£17.5 million

In relation to the defined benefit section of the Britannia Airways Limited Superannuation and Life Assurance Scheme (Britannia Airways is now known as Thomsonfly), an IAS 19 report for the year

ending 31 December 2006, using an FRS 17 style method, estimated that the value of the assets and liabilities of the Britannia Airways Limited Scheme were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£439.5 million	£408.4 million
Present value of funded obligations	£662.4 million	£747.3 million
Recognised liability for defined benefit obligations	£222.9 million	£338.9 million

Employer contributions to the Britannia Scheme during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£16.9 million	£17.1 million

According to the preliminary actuarial valuation results of the Orion Airways Pension and Life Assurance Scheme, as at 31 March 2006 the scheme had a deficit of £1.22 million. The same valuation records that, following the March 2004 actuarial valuation, the employer agreed to pay contributions of £120,000 per annum in order to pay off the ongoing deficit of the scheme. However, the 2006 preliminary results suggest that additional employer "top-up" contributions would be required to eliminate the past service deficit.

According to an actuarial report on the Jetsave Retirement Benefits Plan in December 2004, the scheme had a deficit of £1.41 million. Independent pensions consultants have suggested that the funding level of employer contributions should be £20,000 per month for the period 1 November 2004 to 31 March 2006 and £11,000 per month thereafter.

The Callers 1978 Pension & Life Assurance Scheme is in the process of being wound up with the benefits being bought out with an insurance company. The formal wind up commenced in December 2004. According to the actuarial valuation report for the Callers 1978 Pension & Life Assurance Scheme at 1 April 2005, the scheme's assets represent 82 per cent. of the amount required to cover all of its accrued liabilities yet to be secured.

Certain aspects of the pension arrangements are further discussed in the "Risk Factors" section of this document.

First Choice

The First Choice Group operates pension schemes for employees who are eligible and wishing to participate in the schemes. The First Choice Group sponsors three defined benefit pension schemes which are the Air 2000 Limited Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme (together the "UK Defined Benefit Schemes") and the Emerald Star Limited pension scheme. All three defined benefit pension schemes are closed to new entrants.

Although no formal valuations of the First Choice Group's defined benefit pension schemes have been carried out since 1 November 2003 (and 1 July 2005 in relation to the Emerald Star Limited pension scheme), the independent scheme actuary has estimated the total pension deficit as at 31 October 2006. At 31 October 2006, on an IAS 19 basis, the aggregate value of the assets and liabilities of those pension schemes was estimated to be:

	As at 31 October 2006
Fair value of assets	£67.0 million
Present value of funded obligations	(£91.7) million
Recognised liability for defined benefit obligations	(£24.7) million

Of the IAS 19 liability of £24.7 million, £14.0 million related to the Air 2000 scheme and £11.2 million related to the Unijet scheme.

The Trustees have indicated that they may request that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

Special employer contributions are payable in respect of the Air 2000 scheme and the Unijet scheme as follows:

	Air 2000 scheme	Unijet scheme
Paid on 1 June 2006	£3.5 million	£2.5 million
Payable by 1 June 2007	£3.4 million	£2.45 million
Payable by 1 June 2008, 2009 and 2010	£0.9 million	£1.2 million

Source: First Choice Annual report and current schedule of contributions

The First Choice Group also operates defined contribution pension schemes for employees and executive directors. The Non-Executive directors of First Choice do not participate in the First Choice Group's pension schemes. The First Choice Group contribution rate for the Chief Executive is 50 per cent. of base salary which is paid into a self-invested personal pension. Contributions in excess of the HMRC annual allowance are made as non-pensionable cash payments equivalent to the First Choice Group's contractual pension contribution. The First Choice Group contribution rate for the other Executive directors is 25 per cent. of base salary.

The Trustees are considering requesting that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

The Trustees of the UK Defined Benefit Schemes are currently conducting an actuarial valuation of the schemes which must be finalised by 1 February 2008. As part of that valuation process, the effect of the transaction on the covenant of First Choice Airways Limited, the main employer of members of the UK Defined Benefit Schemes, will be assessed.

The directors have been advised that the transaction is not a Type A transaction for the purposes of the Pensions Regulator's clearance guidance and no application for clearance is being made. On completion, the transaction will be notified to the Pensions Regulator as a Notifiable Event under the Pensions Regulator (Notifiable Events) Regulations 2005.

Certain aspects of the pension arrangements are further discussed in the "Risk Factors" section of this document.

8. Taxation

The following statements, which are intended as a general guide only and are based on current legislation and the current practice of HMRC, summarise certain limited aspects of the United Kingdom taxation treatment of the Merger. They relate only to the position of TUI Travel Shareholders who (unless the position of non-United Kingdom resident TUI Travel Shareholders is expressly referred to) are resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes, who hold their TUI Travel Shares as an investment and who are absolute beneficial owners of their TUI Travel Shares. The statements may not apply to certain classes of TUI Travel Shareholders, such as market makers, brokers, dealers in securities, intermediaries, persons connected with depositary arrangements or clearance services or persons regarded as having obtained their TUI Travel Shares by reason of their employment. The statements are not intended to be, and should not be construed to be, legal or taxation advice to any particular TUI Travel Shareholder.

Any TUI Travel Shareholders who are in doubt as to their tax position or who are subject to taxation in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.

United Kingdom Taxation of Chargeable Gains

Liability to United Kingdom taxation of chargeable gains will depend on the individual circumstances of TUI Travel Shareholders.

A First Choice Shareholder should not be treated as making a disposal of his First Choice Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that he receives TUI Travel Shares under the Merger. Any chargeable gain or allowable loss which would otherwise

have arisen on a disposal of his First Choice Shares will be "rolled-over" into the TUI Travel Shares so that the TUI Travel Shares will be treated as the same asset as the First Choice Shares, acquired at the same time as the First Choice Shares and for the same acquisition cost.

First Choice Shareholders are advised that clearance has been obtained from HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 (the "TCGA") that Section 137 TCGA shall not have effect in respect of the Merger. Therefore, the Merger should not be treated as being undertaken otherwise than for bona fide commercial reasons or for a main tax avoidance purpose and Section 137 TCGA should not be capable of applying to preclude the above "roll-over" treatment. For a First Choice Shareholder who, together with persons connected with him or her, holds more than five per cent. of the First Choice Shares.

A subsequent disposal of TUI Travel Shares by a TUI Travel Shareholder who is either resident or ordinarily resident in the United Kingdom may, subject to the TUI Travel Shareholder's circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom taxation of chargeable gains.

Dividends on the TUI Travel Shares

Under current United Kingdom taxation legislation, there is no United Kingdom withholding tax on dividends.

(i) Non-corporate holders of TUI Travel Shares

A holder of TUI Travel Shares who is an individual resident in the United Kingdom for United Kingdom tax purposes and who receives a dividend from TUI Travel will generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The value of the tax credit is currently equal to ten per cent. of the aggregate of the dividend and the related tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received.

A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of ten per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax in respect of the gross dividend. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate of 32.5 per cent. on the cash dividend and related tax credit, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax. For example, a dividend of £80 will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

Generally, non-corporate holders of TUI Travel Shares who are resident in the United Kingdom but who are not liable to income tax or corporation tax on dividends including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by TUI Travel.

TUI Travel Shareholders who hold their TUI Travel Shares in an ISA or PEP are exempt from tax on dividends paid by TUI Travel but are not entitled to recover the tax credit on the dividends paid from HMRC.

(ii) Corporate Holders of TUI Travel Shares

Holders of TUI Travel Shares within the charge to corporation tax and resident for tax purposes in the United Kingdom will generally not be subject to corporation tax on dividends received from TUI Travel. Those shareholders will not be entitled to claim repayment of tax credits attaching to dividends.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT will be payable by TUI Travel Shareholders on the allotment, issue or registration of TUI Travel Shares.

A transfer for value of TUI Travel Shares outside the CREST system will generally be subject to United Kingdom stamp duty or to SDRT. Stamp duty and SDRT are normally the liability of a purchaser. Stamp duty is generally payable on an instrument transferring TUI Travel Shares at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer of the TUI Travel Shares (rounded up to the nearest £5). A charge to SDRT will also normally arise on an unconditional agreement to transfer TUI Travel Shares equal to 0.5 per cent. of the amount or value of the consideration payable for the transfer. However, if within six years of the date on which the agreement is made (or, if that agreement is conditional, the date on which the condition is satisfied) an instrument of transfer is executed pursuant to the agreement and duly stamped, any SDRT paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made within the six year period, and any outstanding liability to SDRT will be cancelled.

Paperless transfers of TUI Travel Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CRESTCo is obliged to collect SDRT from the purchaser of TUI Travel Shares on relevant transactions settled within the system. Deposits of TUI Travel Shares in CREST will not be subject to stamp duty and, unless the transfer into CREST is itself for consideration, will not be subject to SDRT. Special rules may apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

Personal Equity Plans ("PEPs") and Individual Savings Accounts ("ISAs")

TUI Travel Shares should be eligible to be held within a PEP or an ISA as qualifying securities. Shareholders are reminded that no new subscription may now be made to PEPs.

9. Principal Subsidiary Undertakings and Other Undertakings

TUI Travel's principal subsidiaries and associated undertakings (each of which are considered by TUI Travel to be likely to have a significant effect on the assessment of assets and liabilities, the financial position and/or the profits and losses of the Enlarged Group) will, on Completion, be as follows:

TUI Tourism

Subsidiary	Countries of incorporation	Principal activities	Percentage to be held by TUI Travel
Berge & Meer Touristik GmbH	Germany	Tour operator	100
Corsair S.A.	France	Airline	98.9
Groupe Nouvelles Frontières S.A.S	France	Tour operator	100
Hapag-Lloyd Express GmbH	Germany	Airline	100
Hapag-Lloyd Fluggesellschaft mbH	Germany	Airline	100
JetAir N.V.	Belgium	Tour operator	100
Touraventure S.A	France	Tour operator	100
TUI Deutschland GmbH	Germany	Tour operator	100
TUI Nederland N.V.	The Netherlands	Tour operator	100
TUI Northern Europe Limited	United Kingdom	Holding Company for tour operators and airlines	100
TUI Holding (Spain) S.L.	Spain	Holding company for incoming agencies	100

First Choice

Subsidiary	Countries of incorporation	Principal activities	Percentage to be held by TUI Travel
Hotelbeds Spain SLU	Spain	Destination services	100
Crown Blue Line Limited	United Kingdom	Tour operator	100
EEFC, Inc	USA	Tour operator	100
Exodus Travels Limited	United Kingdom	Tour operator	100
Falcon Leisure Group (Overseas) Limited	United Kingdom	Tour operator	100
First Choice Airways Limited	United Kingdom	Airline	100
First Choice Canada Inc	Canada	Tour operator	100
First Choice Holidays & Flights Limited	United Kingdom	Tour operator	100
First Choice Nederland BV	Netherlands	Tour operator	100
First Choice Retail Limited	United Kingdom	Travel agent	100
Groupe Marmara SAS	France	Tour operator	100
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator	100
Hotelbeds SLU	Spain	Online accommodation	100
Hotelopia SL	Spain	Online accommodation	100
I Viaggi del Turchese Srl	Italy	Tour operator	100
MyPlanet International A/S	Denmark	Tour operator	90
Pacific World Limited	Hong Kong	Destination services	100
Peregrine Adventures Pty Ltd	Australia	Tour operator	100
Ski Bound Limited	United Kingdom	Tour operator	100
StudentCity.com, Inc	USA	Tour operator	100
Sunsail Limited	United Kingdom	Tour operator	100
Sunsail Worldwide Sailing Limited	United Kingdom	Tour operator	100
TCS Expeditions, Inc	USA	Tour operator	100
The Moorings Limited	British Virgin Islands	Tour operator	100
Your Man Tours, Inc	USA	Tour operator	100

10. Principal Establishments

TUI Travel's principal establishments will, on Completion, be as follows:

TUI Tourism

TUI Belgium N.V., Gistelsesteenweg 1, 8400 Ostende, Belgium

TUI Deutschland GmbH, Karl-Wiechert-Allee 23, 30625 Hanover, Germany

Corsairfly S.A., 2 Avenue Charles Lindbergh, 94636 Rungis Cedex, France

TUI Nederland N.V., Volmerlaan 3, 2288 GC Rijswijk, The Netherlands

TUI Nordic Holding AB, Söder Mälarstrand 27, 11785 Stockholm, Sweden

TUI Austria Holding AG, Landstrasser Hauptstraße 153-155, 1030 Vienna, Austria

TUI Suisse Ltd., Friesenbergstrasse 75, 8036 Zurich, Switzerland

TUI Northern Europe Limited, Wigmore House, Wigmore Place, Wigmore Lane, Luton, LU2 9TN, United Kingdom

TUI España Turismo S.A., Camino Viejo de Bunyola, 43, 07009 Palma de Mallorca, Spain

Hapag-Lloyd Fluggesellschaft mbH, Flughafenstraße 10, 30855 Langenhagen, Germany

Nouvelles Frontières S.A., Immeuble Terra Nova 2, 74, rue de Lagny, 93107 Montreuil Cedex, France

First Choice

First Choice House, London Road, Crawley, West Sussex, RH10 9GX, United Kingdom

Hotelbeds, Calle Perez Galdos, 34, 07006, Palma de Mallorca, Spain

11. Summary of Principal Investments

TUI Tourism

TUI Tourism has not made any principal investments for the financial periods ended 31 December 2004, 2005 and 2006, nor for the period between 31 December 2006 and 27 June 2007 (the latest practicable Business Day prior to the publication of this document). TUI Tourism has no principal investments which are in progress. The directors of TUI Tourism have made no firm commitments concerning future principal investments.

First Choice

First Choice has made the following principal investments for the financial periods ended 31 October 2004, 2005 and 2006 and for the period between 31 October 2006 and 27 June 2007 (the latest practicable Business Day prior to the publication of this document):

- In December 2005, the Grand Expeditions companies were acquired for a total consideration of £54 million.
- In January 2006, INTRAV, Inc. was acquired for a total consideration of £36 million.
- In June 2006, Your Man Tours, Inc. was acquired for an initial consideration of £24 million.
- In December 2006, Late Rooms Ltd was acquired for an initial consideration of £108 million with a further maximum of £12 million payable depending on performance over the next three years.

First Choice has no principal investments which are in progress. The directors of First Choice have made no firm commitments concerning future principal investments.

12. Material Contracts

12.1 TUI Travel

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by TUI Travel and its subsidiaries: (i) within the two years immediately preceding the date of this document which are, or may be, material to TUI Travel or its subsidiaries; or (ii) at any time and contain obligations or entitlements which are, or may be, material to TUI Travel or its subsidiaries as at the date of this document:

12.1.1 The Merger Agreement

The Merger Agreement is summarised in paragraph 5 of Part III of this document.

12.1.2 The Relationship Agreement

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The Relationship Agreement records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon Completion.

The Relationship Agreement will remain in force until either the shares are no longer admitted to listing on the Official List and to trading on the London Stock Exchange, or TUI AG has less than ten per cent. of the rights to vote at general meetings of TUI Travel. In addition, in the event that a person (acting alone or in concert with other persons) acquires control of TUI AG during the term of the Relationship Agreement, TUI AG will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the Board described below.

The Relationship Agreement sets out the agreement of TUI AG and TUI Travel as to the composition of the Board as follows:

(a) the Board shall have a maximum of 17 Directors, a majority of whom shall be independent;

(b) for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel, it may appoint two Non-Executive Directors (being "Shareholder Directors");

(c) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, it may appoint one of the Shareholder Directors to the position of chairman of the Board, in which case the chief executive of TUI Travel will be appointed by the Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent Non-Executive Directors. If this process does not lead to an appointment of a Chief Executive, the matter will be put to the vote of the TUI Travel Shareholders (including TUI AG);

(d) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, TUI AG may relinquish its right to appoint the chairman of the Board and in return have the right to appoint the Chief Executive who shall constitute one of TUI AG's two Shareholder Directors. If this right is invoked, the chairman will be appointed by the Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent Non-Executive Directors. If this process does not lead to an appointment, the matter will be put to the vote of the TUI Travel Shareholders (including TUI AG);

(e) if TUI AG holds less than 40 per cent. of the voting shares of TUI Travel, for so long as it holds 30 per cent. or more of the voting rights of TUI Travel, the Board will appoint the chairman but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent Non-Executive Directors. If this process does not lead to an appointment, the matter will be put to the vote of the TUI Travel Shareholders (including TUI AG);

(f) the nomination committee of TUI Travel will nominate the rest of the Directors, who will be appointed and/or removed by the Board; and

(g) it is agreed that any person nominated and/or appointed to a position on the Board shall have appropriate experience and qualification for his or her role.

In addition, TUI AG has agreed that it will exercise its voting rights in relation to class 1 transactions under the Listing Rules in accordance with the recommendation given by the Board unless all of the directors appointed by TUI AG have dissented to or abstained from such recommendation.

TUI Travel has agreed that it will not (other than on the exercise of certain share options) issue any shares if the effect will be to reduce TUI AG's voting rights. If TUI Travel issues shares other than on a pre-emptive basis, TUI AG will have the right to subscribe for TUI Travel Shares at market value in order to restore the pre-existing level of its voting rights.

TUI AG has agreed that it will not, for a period of 12 months following Admission, dispose of any TUI Travel Shares without the consent of TUI Travel, other than (i) in each of the two consecutive periods of six months immediately following Admission, the disposal of TUI Travel Shares constituting, in aggregate, no more than ten per cent. of issued share capital then in issue either in the market (subject to orderly market restrictions) or to a single purchaser (who has agreed to be bound by equivalent lock-up restrictions); (ii) intra group transfers of TUI Travel Shares; and (iii) the acceptance of a takeover offer in accordance with the Takeover Code.

Disposals of TUI Travel Shares by TUI AG after the expiry of the 12 month period following Admission will be effected after consultation with TUI Travel.

Further, TUI AG has agreed that it will not acquire any TUI Travel Shares other than (i) acquisitions that would increase its shareholding to not more than 55 per cent.; (ii) consequential increases in TUI AG's percentage of TUI Travel Shares as a result of a purchase by TUI Travel of its own shares; or (iii) where TUI AG makes a general offer to acquire all TUI Travel Shares then in issue.

TUI Travel has agreed that each of the following matters will require the prior approval of 80 per cent. of the Directors present at the meeting of the Board at which such matter is considered:

(a) any material alteration (including cessation) to the general nature of the business of any Group Company;

(b) the sale, transfer, leasing, licensing or disposal by any Group Company (other than in the normal course of trading) of all or a substantial part of its business, undertaking or assets, the transfer of any shares in the capital of any Group Company or the acquisition of any share capital or loan capital of, or the entry into of any partnership or joint venture arrangement or merger with, any body corporate, whether by a single transaction or series of transactions, related or not, where such transaction or series of transactions exceed a value of £10,000,000;

(c) the entry into by any Group Company of any new borrowing facility, the variation of the terms of any borrowing facilities or the issue or redemption prior to its due date of any loan capital; and

(d) the approval of an annual budget comprising short term business plans of the Enlarged Group in relation to profit, investment and financial planning.

In addition, TUI Travel shall avoid doing any of the following, which may cause TUI AG to be in breach of any of the restrictions under TUI AG's current bond facilities in the absence of any permitted exemption:

(a) borrowing any monies from external financial institutions in excess of the Enlarged Group's outstanding borrowings as at Completion, save in respect of the refinancing of such borrowings;

(b) creating or permitting to exist any liens over the Enlarged Group's assets other than those arising by operation of law or already in existence as at Completion (or arising pursuant to any refinancing referred to in (a) above);

(c) selling any of the Enlarged Group's assets other than for fair market value, at least 75 per cent. of which is paid in cash, with such proceeds being used to repay indebtedness or to invest in properties and assets used in the Enlarged Group's business;

(d) guaranteeing or permitting any Group Company to guarantee the debt of the Enlarged Group;

(e) creating or permitting to exist any restrictions on the Enlarged Group's ability to pay dividends, make inter company loans, repay inter-company indebtedness, or transfer its assets to another member of the Company's or TUI AG's group;

(f) merging with or selling all of the Enlarged Group's assets to another person; or

(g) failing to repay any indebtedness or pay any final judgment which amounts to more than €25 million.

TUI Travel and TUI AG will discuss any proposed course of action which may be permitted by an exemption to such restrictions and if there is doubt as to whether such exemption applies to any particular case, TUI AG's decision on the matter shall be final.

12.1.3 The Shareholder Loan Agreement

TUI AG and TUI Travel entered into the Shareholder Loan Agreement on 29 June 2007 under which, conditional upon Completion, TUI AG will lend a maximum amount of €2.0 billion to TUI Travel (the "Facility"). This agreement will provide TUI Travel with funds for general corporate purposes for the period from Completion until the date three years after TUI Travel is no longer restricted from raising external finance by the terms of the Relationship Agreement (the "Final Maturity Date").

The entire amount under the Facility will be drawn down on Completion and will be available to the Enlarged Group for its operations. The Facility is unsecured with interest due quarterly. The only circumstances in which the Facility must be prepaid before the Final Maturity Date are:

(a) if it is or becomes illegal for TUI AG to provide the loan;

(b) when TUI Travel arranges its own financing from a source external to the TUI AG group; or

(c) upon an acceleration following an event of default.

TUI Travel makes representations which are standard in a facility of this type including representations as to corporate existence and power to enter into the loan, no default, no litigation, and in relation to accounts and other information provided. In addition to the usual

undertakings relating to notification of events of default, maintenance of authorisations, compliance with law and incurring financial indebtedness, TUI Travel also undertakes that:

(a) it will not take action in breach of the provisions of the Relationship Agreement relating to covenants TUI AG has given in various of its financing arrangements; and

(b) it will refinance the Facility with a third party finance provider external to the Enlarged Group and TUI AG's group once the contractual restrictions placed on TUI AG which prevent TUI Travel preventing it from raising external finance have been removed.

Events of default under the Facility are limited to the breach of any provision of the credit agreement, misrepresentation, the non-payment of principal and interest and general insolvency events relating to TUI Travel or any of its subsidiaries.

Some of the funds provided under the Facility may be put into the TUI AG group cash pooling arrangements. Amounts contributed to these cash pooling arrangements will still accrue interest under the Facility. However, TUI AG will pay any interest to TUI Travel that is earned on TUI Travel's deposits at the usual deposit rate of interest under their cash pooling arrangements in accordance with their cash pooling arrangements from time to time.

12.1.4 The Hotel Framework Agreement

TUI AG, TUI Travel (and their respective related parties Robinson Club GmbH ("Robinson") (an affiliate of TUI AG now and following Completion) and TUI Deutschland GmbH ("TUI Deutschland") (an affiliate of TUI Travel following Completion) entered into the Hotel Framework Agreement on 26 June 2007. The Hotel Framework Agreement governs the commercial relationship between TUI AG and TUI Travel (and their affiliates) in respect of the distribution of hotel beds forming the "Robinson" hotel portfolio interest retained by TUI AG and not transferred to TUI Travel on Completion.

Under the Hotel Framework Agreement, TUI Deutschland (TUI Travel's tour operating business) will continue to have access to the Robinson hotel portfolio and to the distribution of such portfolio's hotel beds in Germany, Austria, Switzerland, Poland, Czech Republic, Hungary, Slovenia and Slovakia (the "Distribution Territory") on the basis of the existing levels of exclusivity and seasonal agreements between TUI Deutschland and Robinson, as practised prior to Completion. In addition, TUI Deutschland agrees to provide the same services in relation to the distribution of the beds in the Distribution Territory as it did prior to Completion and shall be entitled to use certain Robinson trade marks in connection with these services. Robinson agrees to maintain the relevant hotels to the standard maintained prior to Completion. It is agreed that the Hotel Framework Agreement will survive a change of control of the Robinson business.

The Hotel Framework Agreement expires on 31 October 2011, provided that one year prior to such expiry the parties shall discuss in good faith and endeavour to agree a replacement agreement to govern the distribution of beds and provision of the services in the Distribution Territory once the Hotel Framework Agreement has expired.

In addition to the Hotel Framework Agreement, the existing "Magiclife" hotel framework agreement (pursuant to which TUI AG permits the distribution of hotel beds in the "Magiclife" hotel portfolio by members of the TUI Tourism Group) shall remain in force following Completion.

12.1.5 The Trade Mark Licence Agreement

On or before Completion, TUI AG and TUI Travel will enter into a trade mark licence agreement pursuant to which TUI AG will grant TUI Travel an exclusive right to use the registered trade mark "TUI Travel" (both in word and logo form) in TUI Travel's corporate holding business, as well as the right to use "TUI Travel" as its company name. As consideration for the grant of this licence, TUI Travel agrees to pay TUI AG an annual licence fee of €200,000.

The Trade Mark Licence Agreement contains provisions that are standard in trade mark licences, requiring TUI Travel to ensure that its use of the licensed trade mark is consistent with TUI AG's brand guidelines.

The Trade Mark Licence Agreement is for an initial term of five years with an option for TUI Travel to extend the licence for a further five years thereafter (in each case, unless terminated earlier by either party). TUI AG's termination rights are limited to the right to terminate for TUI Travel's material breach or insolvency. On expiry of any additional five year term, the parties shall consider (without any obligation on either party) a further extension of the licence on comparable terms.

In addition to the grant of the licence relating to TUI Travel's corporate holding business, the Trade Mark Licence Agreement provides for the replacement of certain existing trade mark licences granted from TUI AG to members of the TUI Tourism Group in relation to TUI Tourism's use of the "TUI" name and logo and other trade marks from within TUI AG's portfolio of trade marks used in TUI Tourism's business. Amongst other things, these replacement licences limit TUI AG's right to terminate the licences and standardise both the duration of the licenses (to a standard term of five years with an option for the relevant licensee to extend for a further five years) and the licence fees payable under each licence (to an annual fee equal to 0.02 per cent. of the average annual gross turnover of the relevant licensee under the relevant trade marks measured over a three year period). On expiry of any additional five year term, the parties shall consider (without any obligation on either party) a further extension of the licence on comparable terms.

The Trade Mark Licence Agreement also establishes a framework whereby members of the TUI Tourism Group can request additional rights from TUI AG under the "TUI" name and logo and other trade marks from within TUI AG's portfolio of trade marks used in TUI Tourism's business (including requests for additional licences and requests for increases in scope of existing licences). TUI AG has to give its consent to such requests except in limited circumstances. All new licences and replacement licences granted under this framework will be on the standard terms and conditions of a pro forma licence that will be annexed to the Trade Mark Licence Agreement.

12.1.6 The Sponsors' Agreement

The Company, First Choice, certain companies within the TUI Tourism Group and each of Deutsche Bank, Lazard and Morgan Stanley (the "Joint Sponsors") have entered into a sponsors' agreement dated 29 June 2007. Pursuant to the terms of the Sponsors' Agreement, the Company appointed each of the Joint Sponsors to act as the Company's sponsor in connection with Admission. The Company has undertaken to pay certain costs, charges, fees and expenses and to reimburse the Joint Sponsors for certain costs incurred in connection with Admission. Pursuant to the terms of the agreement, First Choice, certain companies within the TUI Tourism Group and the Company have also given certain representations, warranties, undertakings and indemnities to the Joint Sponsors in connection with the Merger and Admission. The Sponsors' Agreement may be terminated prior to Admission in certain circumstances.

12.1.7 £600,000,000 Credit Facility

A £600,000,000 credit facility dated 29 June 2007 and entered into between (1) TUI Travel as borrower, (2) Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking as mandated lead arrangers, (3) Barclays Bank Plc, The Royal Bank of Scotland plc and Société Générale as original lenders and (4) The Royal Bank of Scotland plc as issuing bank and facility agent relating to a £600,000,000 multicurrency revolving facility available by way of cash advances and the issuing of letters of credit and bank guarantees to be used for general corporate purposes including the refinancing of certain existing facilities of the First Choice Group including the $100,000,000 6 per cent. notes due 2009. The final maturity date is five years from the date of the agreement.

Interest is payable at a rate equal to the aggregate of (i) LIBOR or EURIBOR (as applicable), (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. An arrangement fee and facility agency fee and a fronted instrument fee are payable in an amount agreed between the parties. A commitment fee is payable on the undrawn and uncancelled amounts.

The agreement contains representations, undertakings and events of default normal for facilities of this type.

12.1.8 £400,000,000 Bonding Facility

A £400,000,000 bonding facility agreement dated 29 June 2007 and entered into between (1) TUI Travel PLC as borrower, (2) Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking as mandated lead arrangers, (3) Barclays Bank plc, The Royal Bank of Scotland plc and Société Générale as original lenders and (4) The Royal Bank of Scotland plc as facility agent relating to a £400,000,000 bonding facility to be used for general corporate purposes including the replacing of bonds issued under the £310,000,000 syndicated revolving credit, Letter of Credit, bank guarantee and bonding facility dated 8 March 2004. The final maturity date is 31 March 2008 unless notice is given to extend the bonding facility in which case the final maturity date is 31 March 2009.

An issuance fee is payable quarterly in arrears at a rate of 0.55 per cent. per annum on the issued bonds. An agency fee and an arrangement fee are payable in a manner agreed between the parties. A commitment fee is payable on the undrawn and uncancelled amounts.

The agreement contains representations, undertakings and events of default normal for facilities of this type.

12.2 TUI Tourism

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the TUI Tourism Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the TUI Tourism Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the TUI Tourism Group as at the date of this document:

12.2.1 £310,000,000 Bonding Facility

A bonding facility agreement dated 9 March 2005 and entered into by (1) TUI AG as guarantor, TUI Northern Europe as borrower, (2) various subsidiaries of TUI AG as guarantors, (3) HVB Banque Luxembourg Société Anonyme as facility agent, (4) The Royal Bank of Scotland plc as bonding agent, (5) Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, The Royal Bank of Scotland plc and WestLB AG as mandated lead arrangers, and (6) various financial institutions as lenders, relating to a £310,000,000 multicurrency bonding facility which has been used to refinance certain existing indebtedness and is to be used to support the ongoing bonding requirements of TUI Northern Europe and its subsidiaries in the United Kingdom, the Republic of Ireland and Scandinavia in connection with their tour operating, holiday and retail business. The final maturity date is 31 March 2010 following the exercise of two extension options. In January 2007, £30,000,000 of the facility was voluntarily cancelled, so currently the available amount under the facility is £280,000,000; presently the amount outstanding under this facility is £262,935,215.

Under the bonding facility the lenders agree to make available to TUI Northern Europe or any other additional borrower (on behalf of itself or its subsidiaries) a multicurrency bonding facility. TUI Northern Europe agrees to indemnify the lenders in respect of the issue of any bonds issued under the facility. A bonding commission is payable by the borrower on each outstanding bond at a rate varying between 0.75 per cent. to 1.25 per cent. per annum on the amounts outstanding under a bond depending on the leverage ratio of the TUI AG group. An arrangement fee and an agency fee are payable by TUI AG as agreed separately between TUI AG and the mandated lead arrangers and the agent as the case may be. A commitment fee is payable by TUI Northern Europe on the unutilised amount of the facility at the rate of 45 per cent. of the applicable bonding commission.

The bonding facility may be subject to acceleration and cancellation of the commitment under the facility if a change of control of TUI AG or Hapag-Lloyd AG occurs. In the event of such change of control the terms of the bonding facility will be negotiated for a period of 30 days. If agreement is not reached in this period the facility will be cancelled and all amounts accrued in relation to the facility are due and payable, however if the lenders who hold an aggregate commitment which is more than 50 per cent. of the total commitments at that time agree that cancellation is not required TUI Northern Europe will only be obliged to repay the commitments to the lenders who do not agree.

TUI Northern Europe and TUI AG (on behalf of themselves and their subsidiaries) have each given customary representations and warranties and has agreed to provide the agent with regular financial information. Included in these warranties is an obligation to obtain a certificate from the chief financial officer or representatives of TUI AG identified as Vorstand or Prokurist in the commercial register of TUI AG certifying that any proposed acquisition in excess of €100,000,000 will not breach the financial covenants in the bonding facility. There is also a restriction on the disposal of specific named subsidiaries without consent of the lenders. The various consents necessary to effect the Merger have been obtained and the required certificates have been sent to the lenders.

12.2.2 £10,000,000 Bonding Facilities

Two bonding facility agreements on substantially the same terms both dated 26 September 2005:

- entered into by (1) TUI AG as guarantor, TUI Northern Europe as borrower, (2) various subsidiaries of TUI Northern Europe as guarantors, and (3) ACE European Group Limited, the legal successor to the business of ACE Insurance S.A. N.V. as surety; and
- entered into by (1) TUI AG as guarantor, TUI Northern Europe as borrower, (2) various subsidiaries of TUI Northern Europe as guarantors, and (3) Zurich Versicherung AG (Deutschland) as surety.

ACE European Group Limited and Zurich Versicherung AG (Deutschland) are each a Surety. Each bonding facility is a £10,000,000 multicurrency bonding facility which was used to replace existing bonding facilities and to support the ongoing bonding requirements of TUI Northern Europe and its subsidiaries in connection with their tour operating, holiday and retail business. The final maturity date of the facilities is 31 March 2008. Each of these facilities is fully drawn.

Under these bonding facilities, the Sureties agree to make available to TUI Northern Europe (on behalf of itself or its subsidiaries) a multicurrency bonding facility. TUI Northern Europe agrees to indemnify the Sureties in respect of the issue of any bonds under the facility. A bonding commission is payable by the Borrower to the Surety at one per cent. per annum on the amounts outstanding under the bonding facilities.

TUI Northern Europe and TUI AG have each given customary representations and warranties and have agreed to provide the agent with regular financial information. Included in these warranties is an obligation to get a certificate from the chief financial officer or representatives of TUI AG identified as Vorstand or Prokurist in the commercial register of TUI AG certifying that any proposed acquisition in excess of €100,000,000 will not breach the financial covenants in the bonding facility. There is also a restriction on the disposal of specific named subsidiaries without consent of the Sureties. These bonding facilities are referenced back to the £310,000,000 facility (as amended) referred to above and any consent or waiver granted or certificate given under the £310,000,000 facility (as amended) will serve as consent under these documents.

12.3 First Choice

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the First Choice Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the First Choice Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the First Choice Group as at the date of this document:

12.3.1 The Merger Agreement summarised in paragraph 5 of Part III of this document.

12.3.2 £108,000,000 Term Loan

A facility agreement dated 20 December 2006 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors and (3) The Royal Bank of Scotland plc as original lender and relating to a £108,000,000 term loan facility to be used for the financing of the acquisition of the entire issued share capital of Ever 2457 Limited and the payment of any costs and expenses incurred in connection with the acquisition. Subject to an extension option described therein, the final maturity date is the first anniversary of the date of the agreement. Currently the amount available for drawdown under this facility is £35,000,000.

Interest is payable on loans at the rate equal to the aggregate of (i) LIBOR, (ii) mandatory costs and (iii) the applicable margin, which will be (x) on or before the date falling 9 months from the date of the agreement, 0.75 per cent. per annum, (y) thereafter, but on or before the date falling on the first anniversary of the date of the agreement, 1.25 per cent. per annum and (z) subject to the extension option, thereafter 1.50 per cent. per annum. A flat rate commitment fee is payable quarterly in arrears on the undrawn, uncancelled amount of the facility and an arrangement fee is payable in a manner agreed between the borrower and lender.

The agreement contains representations, undertakings and events of default normal for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the lender and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.3 £28,000,000 Term Loan

A facility agreement dated 10 November 2006 and entered into between (1) First Choice and certain subsidiaries and/or affiliates of First Choice listed therein as borrowers, (2) First Choice as guarantor and (3) The Royal Bank of Scotland plc as original lender, agent and security trustee, and relating to a £28,000,000 term loan facility to be used for the replenishment of funds and/or reserves utilised by a borrower in connection with funding the acquisition by a borrower other than First Choice of the inland waterway assets (the Existing Assets and the Future Assets as defined therein) as set out in a schedule thereto. First Choice as guarantor may during certain periods request by written notice a further term loan facility to be provided on terms consistent with already available facilities, subject to the terms described therein. Repayment of the facilities will be in accordance with a repayment table to be issued by the agent. Currently the amount available for drawdown under this facility is £7,807,692.

Interest is payable at the rate equal to the aggregate of (i) LIBOR, (ii) mandatory costs and (iii) margin at 0.65 per cent. per annum. On the dates specified in the agreement a flat rate commitment fee is payable on undrawn and uncancelled amounts and a front end fee is payable to the original lender on the first utilisation date.

The agreement contains representations, undertakings and events of default normal for facilities of this type. Among other things, the agreement contains restrictions on any merger, which means that the proposed merger will require lender consent. Such consent has been obtained.

12.3.4 €18,300,000 Term Loan

A facility agreement dated 14 November 2005 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors and (3) IVEFI SA as lender and relating to a €18,000,000 loan facility to be used for the general corporate purposes of the group. The loan must be repaid in full on the date falling four years after the date of the agreement, and is currently fully drawn.

Interest is payable at the rate per annum equal to the aggregate of (i) EURIBOR, (ii) mandatory costs and (iii) margin at 0.45 per cent. per annum.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.5 £240,000,000 Revolving Credit Facility

A credit facility agreement dated 11 July 2005 and amended on 4 January 2007 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors, (3) Barclays Capital, HSBC Bank plc, ING Bank N.V. London Branch, Société Générale and The Royal Bank of Scotland plc as mandated lead arrangers, (4) Barclays Bank plc, HSBC Bank plc, ING Bank N.V. London Branch, Société Générale, The Royal Bank of Scotland plc, Banco Bilbao Vizcaya

Argentaria S.A., The Co-operative Bank plc, Citibank International plc, National Australia Bank Limited, Allied Irish Banks, plc and Commerzbank Aktiengesellschaft, London Branch as lenders and (5) The Royal Bank of Scotland plc as facility agent, relating to a £140,000,000 revolving credit facility (Facility A) and a £100,000,000 revolving credit facility (Facility B), each to be used for the general corporate purposes of the group. Each loan must be repaid in full on the date which is the last day of the term of that loan (the term of a loan to be determined in accordance with the provisions of the agreement). The final maturity date is the date falling five years after the date of the agreement. Currently the amount available for drawdown under this facility is £4,047,869.

Interest is payable at the rate per annum equal to the aggregate of (i) LIBOR or EURIBOR, as applicable, (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. A flat rate commitment fee is payable quarterly in arrears on the undrawn, uncancelled amount of each lender's commitment. A facility agent's fee and an arrangement fee is payable by the borrower in a manner agreed.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the majority lenders (as defined therein) and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.6 £310,000,000 Revolving Credit Facility

A credit facility agreement dated 8 March 2004 and amended on 31 January 2005 and 4 January 2007 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors, (3) Barclays Capital, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and Société Générale as mandated lead arrangers, (4) Barclays Bank plc, HSBC Bank plc, ING Bank N.V. London Branch, Société Générale, The Royal Bank of Scotland plc, Banco Bilbao Vizcaya Argentaria S.A., Natixis, London Branch, Citibank International plc, National Australia Bank Limited, Allied Irish Banks plc and Commerzbank Aktiengesellschaft London Branch as original lenders, (5) The Royal Bank of Scotland plc as issuing bank and (6) The Royal Bank of Scotland plc as facility agent, relating to a £310,000,000 revolving credit facility to be used for the general corporate purposes of the group, including the refinancing of certain existing indebtedness of members of the group. The facility includes a letter of credit option, a bank guarantee option and a bond option to be used to support the ongoing requirements of the group, including the refinancing of certain existing indebtedness. The final maturity date is 31 March 2009. Currently the amount available for drawdown under this facility is £10,714,000.

Interest is payable at the rate per annum equal to the aggregate of (i) LIBOR or EURIBOR, as applicable, (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. A commitment fee is payable on the terms therein and a facility agent's fee and an arrangement fee is payable in the manner agreed.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the majority lenders (as defined therein) and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and the £400,000,000 Bonding Facility and cancelled in full upon completion of the merger.

12.3.7 £75,000,000 Bonding Facility

A bonding facility agreement dated 1 September 2004 as amended by amendment agreements dated 25 February 2005, 26 September 2005 and 5 December 2006 and entered into between (1) First Choice, (2) various subsidiaries of First Choice as original guarantors and (3) ACE Insurance SA. N.V., AIG Europe (UK) Limited acting as authorised foreign agent and manager for companies and corporations who shall from time to time be members of the American International Group, and Zurich Versicherung Aktiengesellschaft (Deutschland) as original sureties.

Under the bonding facility, the sureties agree to issue UK bonds and Irish bonds on behalf of First Choice or any other member of the group which holds any Air Travel Organisers' Licence issued form time to time by the Civil Aviation Authority. The facility may be used to issue UK bonds to any UK Bond Beneficiary (as defined therein), to issue Irish bonds to any Irish Bond Beneficiary (as defined therein) and to replace any existing bond issued for the benefit of any member of the group. Bonds may be issued in sterling or euros. The termination date is 30 April 2008. Currently the amount available for drawdown under this facility is £4,276,000.

A non-utilisation fee is payable by First Choice in sterling quarterly to each surety computed at a flat rate on that surety's available commitment for the period from and including the date of the first utilisation under the agreement until and including the termination date. A bonding fee at a rate of 0.75 per cent. per annum is payable by First Choice in sterling annually in advance on the face amount of each bond for the period commencing with the date of issue of the relevant bond and ending on the termination date. If a bond is cancelled or reduced the surety which issued such bond shall reimburse First Choice on a pro-rata basis for that pro-rata part of the bonding fee paid in advance which relates to the period from the date of such cancellation or reduction.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the majority sureties (as defined therein) and (ii) mandatory cash cover upon a change of control of First Choice, each of which means that the proposed merger will require lender consent. Such consent has been obtained.

12.3.8 Deed of Guarantee

First Choice has entered into a deed of guarantee dated 6 March 2001 as amended by a deed of amendment dated 14 October 2005 in favour of HSH Nordbank in its capacity as facility agent and security trustee under the Loan Agreement (the "Facility Agent") in relation to a loan agreement dated 6 March 2001 (the "Loan Agreement") between, among others the Facility Agent (formerly Landesbank Schleswig Holstein Girozentrale) and Unijet Leisure Limited as borrower, under which First Choice guaranteed the obligations of the borrower under the Transaction Documents (as defined in the Loan Agreement).

The Loan Agreement comprises a term loan facility in an aggregate maximum amount of $35,125,964.20 to be used by Unijet Leisure Limited for the purchase of one airbus A321-221 aircraft. The loan is repaid in forty equal instalments payable on each 14th April, July, October and January until 14 January 2011 in accordance with the schedule as set out therein. Interest is payable on the last day of each interest period calculated at the rate per annum which is the sum of (i) LIBOR and (ii) margin at 0.90 per cent. per annum. So long as no Event of Default, Potential Event of Default or Acceleration Event (each as defined in the Loan Agreement) shall have occurred and be continuing Unijet Leisure Limited may by notice request the banks to use their reasonable endeavours to obtain fixed rate funding in respect of the loan for a period in excess of three months and for no longer than five years. A transaction fee and an agency fee is payable in the manner agreed between the Facility Agent and Unijet Leisure Limited.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains provisions for an event of default upon merger, which means that the proposed merger requires lender consent. Such consent has been obtained.

12.3.9 £30,000,000 Credit Facility

A facility agreement dated 31 October 2006 and entered into between (1) First Choice Holidays PLC as borrower, (2) various subsidiaries of First Choice Holidays PLC as original guarantors and (3) Deutsche Bank AG, London Branch as lender and relating to a £30,000,000 credit facility to be used for the general corporate purposes of the group. The final maturity date is 11 July 2010. The facility is currently fully drawn.

Interest is payable at the rate equal to the aggregate of (i) LIBOR, (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. A flat rate commitment fee is payable quarterly in arrears on the undrawn, uncancelled amount of the commitment.

The agreement contains representations, undertakings and events of default normal for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the lender and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.10 $100,000,000 6 per cent. Notes due 2009

First Choice is issuer ("Issuer") of $100,000,000 6 per cent. Notes due 2009. The issue price is 100 per cent. of their principal amount.

Unless previously redeemed or cancelled, the Notes will be redeemed at their principal amount on 30 March 2009. The Notes are subject to redemption in whole at their principal amount at the option of the Issuer at any time in the event of certain changes affecting taxation in the jurisdiction of the Issuer and may be redeemed in whole or in part by the Issuer on any 30 March or 30 September in each year prior to 30 March 2008 and on one month's notice. The Issuer or any of its subsidiaries may at any time purchase Notes in the open market or otherwise and at any price.

The Notes bear interest from and including 30 March 2006 at the rate of six per cent. per annum payable semi-annually in arrear on 30 March and 30 September in each year commencing on 30 September 2006 Payments on the Notes are made in US Dollar. The Notes are currently fully drawn.

The Notes are listed on the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange, "Bourse de Luxembourg".

The Notes are in registered form and in the denomination of $1,000,000 each. The proceeds of the £600,000,000 Credit Facility may be used to redeem the Notes.

12.3.11 Pacific World Share Purchase Agreement

Jacques Arnoux, Robert Guy and Gillian Guy (the "PW Sellers"), Trina Group Limited ("Trina") and First Choice entered into a sale and purchase agreement on 14 July 2006 (as amended on 25 August 2006 and 24 November 2006) (the "PW SPA"). Pursuant to the PW SPA the PW Sellers agreed to sell their shares in Pacific World Limited ("PW Hong Kong"), Pacific World (Thailand) Company Limited ("PW Thailand"), Event Clicks Group Limited ("Eventclicks"), Pacific World Singapore Pte. Limited ("PW Singapore"), Pacific World Destination East Sdn. Bhd ("PW Malaysia") and PT. Pacific World Nusantara ("PW Indonesia") (together the "PW Companies") to Trina. The sale and purchase of the shares in (i) PW Hong Kong, PW Thailand, Eventclicks and PW Singapore was completed on 25 August 2006; (ii) PW Malaysia was completed on 24 November 2006; and (iii) PW Indonesia is still to be completed. The PW Sellers gave customary warranties concerning the PW Companies and their respective subsidiaries. Claims in respect of the warranties must be notified to the PW Sellers within three years of 25 August 2006.

Following completion of the sale of the PW Indonesia shares, Trina will own 100 per cent. of PW Hong Kong, 48.51 per cent. of PW Thailand (including 23.51 per cent. indirectly through PW Hong Kong), 100 per cent. of PW Indonesia (including 18.4 per cent. indirectly through each of PW Hong Kong and PW Singapore), 100 per cent. of PW Singapore (including 30 per cent. indirectly through PW Hong Kong), 30 per cent. of PW Malaysia (including 15 per cent. indirectly through PW Singapore) and 75 per cent. of Eventclicks (including 62.53 per cent. indirectly through PW Hong Kong).

Under separate asset transfer agreements dated 25 August 2006, Hotelbeds (Shanghai) Commercial Service Co., Ltd acquired the business and assets of the Beijing Pacific World Convention & Exhibition Service Co., Limited and the Shanghai Pacific World Convention & Exhibition Service Co., Limited (the "PW ATAs").

The initial consideration payable under the PW SPA and the PW ATAs was $22 million. The maximum consideration payable will be $36 million.

12.3.12 Grand Expeditions Stock Purchase Agreement

Grand Expeditions, Inc. (an affiliate of North Castle Partners III, L.P.) and Project Scott, Inc. entered into a stock purchase agreement on 7 December 2005 (the "GE SPA"). Pursuant to the GE SPA, Grand Expeditions, Inc. sold all of its shares in TCS Expeditions, Inc., Country Walkers, Inc., Park East Tours, Inc., International Expeditions, Inc., and Travcoa Corporation and its interests in GEI/ Moorings, LLC to Project Scott, Inc. for $94 million (including $21 million of long term debt). The limitation periods in respect of bringing claims in relation to the warranties in the GE SPA have expired.

12.3.13 Late Rooms Share Purchase Agreement

John Allen, Anthony Walsh and Christopher Morris (the "LR Warrantors") and John Donaldson, Stephen Walsh, Paul Walsh, EC17 LP and EC17 (UK) LP (together with the LR Warrantors, the "LR Sellers") and Trina entered into a share purchase agreement on 23 December 2006 (the "LR SPA"). Under the LR SPA, the LR Sellers agreed to sell and Trina agreed to acquire the entire issued share capital of Ever 2457 Limited. Late Rooms Ltd is a subsidiary of Ever 2519 Limited (a wholly owned subsidiary of Ever 2457 Limited). The initial consideration payable by Trina was £108 million. A further £12 million may be payable by way of further consideration after 31 December 2009. The LR Warrantors gave customary warranties in respect of Ever 2457 and members of its group. Claims in respect of the warranties must be notified to the LR Warrantors by 31 December 2008 (or 23 December 2013 in the case of claims in respect of the tax warranties).

12.3.14 Peregrine Share Purchase Agreement

Scott Karen & Fiona Pty Ltd and various individuals (the "Peregrine Sellers"), Robert McNaught, Richard Mole, First Choice Holdings Australia Pty Limited ("First Choice Holdings Pty") and First Choice entered into a share sale and purchase agreement on 22 July 2005 (the "Peregrine SPA") pursuant to which the Peregrine Sellers sold all of the issued shares in Peregrine Adventures Pty Ltd to First Choice Holdings Pty. First Choice acted as guarantor of the obligations of First Choice Holdings Pty under the Peregrine SPA. The consideration payable under the Peregrine SPA was AU$44 million (subject to possible post-completion adjustments). The Peregrine SPA contains customary warranties given by the Peregrine Sellers to First Choice Holdings Pty Ltd.

12.3.15 Your Man Tours Stock Purchase Agreement

First Choice Holdings, Inc., Frank J. Dupuis and Frank J. Dupuis, Trustee of the Dupuis Family Trust ("DFT") entered into a stock purchase agreement on 30 June 2006 (the "YMT SPA") whereby DFT sold all of the issued and outstanding shares in Your Man Tours, Inc. to First Choice Holdings, Inc. for an initial consideration of $44 million. The total maximum consideration payable is $49.6 million. DFT has given customary warranties to First Choice Holdings Inc. under the YMT SPA.

12.3.16 INTRAV Stock Purchase Agreement

Kuoni Reisen Holding AG ("Kuoni AG"), Kuoni Holding Delaware, Inc., ("Kuoni Inc") and First Choice Holdings, Inc. entered into a stock sale and purchase agreement on 7 December 2005 (as amended on 16 January 2006 and on 17 January 2006) (the "Kuoni SPA") whereby Kuoni Inc sold all of the issued and outstanding capital stock of INTRAV, Inc. to First Choice Holdings, Inc. for a total consideration of £36 million. The Kuoni SPA contains customary warranties given by Kuoni AG to First Choice Holdings, Inc. on an indemnity basis.

13. Related Party Transactions

TUI Travel

TUI Travel has entered into the following transactions and agreements with related parties during the period between its incorporation and 27 June 2007 (being the latest practicable Business Day prior to the publication of this document):

(a) the Merger Agreement summarised in paragraph 5 of Part III of this document;

(b) the Relationship Agreement summarised in paragraph 12.1.2 of this Part XI;

(c) the Shareholder Loan Agreement summarised in paragraph 12.1.3 of this Part XI; and

(d) the Hotel Framework Agreement summarised in paragraph 12.1.4 of this Part XI.

TUI Tourism

Save as disclosed in the financial information set out in note 29 of the financial information for the three financial periods of TUI Tourism ended 31 December 2006 set out in Part V of this document, TUI Tourism has entered into no material transactions with related parties during the three financial periods ended 31 December 2006 or in the period between 1 January 2007 and 27 June 2007 (being the latest practicable Business Day prior to the publication of this document).

First Choice

Transactions between First Choice and its related parties are disclosed, in accordance with IAS 24: Related Party Disclosures, in note 30 of the historical financial information for the two years ended 31 October 2006 in Section B of Part VII of this document and in note 30 of the audited consolidated financial statements for the year ended 31 October 2004 in Section C of Part VII of this document. All material related party transactions were on ordinary commercial terms incurred in the normal course of the Group's business. Save as set out in Part VII of this document, First Choice has entered into no material transactions with related parties during the three financial periods ended 31 October 2006 or in the period between 1 November 2006 and 27 June 2007 (being the latest practicable date prior to the publication of this document).

14. Property, plant and equipment

Principal types of tangible fixed assets owned by TUI Tourism and First Choice include land, buildings, ships, yachts, motor boats, aircraft and equipment and computer equipment. No individual tangible fixed asset of TUI Tourism or First Choice is material.

15. European Union Emissions Trading Scheme

The European Commission proposes to include aviation within the scope of the European carbon dioxide cap-and-trade scheme (the "European Union Emissions Trading Scheme" or "EU ETS"). The EU ETS requires participants to account for their emissions by surrendering allowances they have been allocated or, if necessary, purchased on the allowance market. The current proposal is to include the aviation industry from the start of 2011. Businesses operating aircraft routes within, to or from the EU would be required to measure their carbon dioxide emissions and account for those emissions by surrendering allowances. To the extent that TUI Travel operates flights that fall within the scope of the proposal, it may be necessary for those companies to buy allowances if their emissions exceed the amount of allowances allocated to them free of charge.

As the proposal is not yet finalised it is not possible to either precisely determine which TUI Travel entities will fall within the scope of the EU ETS nor make an assessment of the future financial impact of the EU ETS on the Company. However, as under the proposal some allowances will be auctioned rather than allocated free, and due to the growth of the aviation industry, aircraft operators are likely to need to purchase additional allowances to account for their emissions.

16. Significant Changes

TUI Travel

There has been no significant change in the financial or trading position of TUI Travel and its subsidiaries since 31 May 2007, being the date to which the historical financial information on TUI Travel set out in Section B of Part IX of this document has been prepared.

TUI Tourism

There has been no significant change in the financial or trading position of the TUI Tourism Group since 31 December 2006, being the date to which the combined historical financial information on TUI Tourism set out in Section B of Part V of this document has been prepared.

First Choice

There has been no significant change in the financial or trading position of the First Choice Group since 30 April 2007, being the date to which First Choice's most recent unaudited interim results set out in Section D of Part VII of this document have been prepared.

17. Working Capital Statement

TUI Travel is of the opinion that, taking account of available facilities and cash resources, the TUI Travel Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

18. Litigation

TUI Travel

There are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which TUI Travel is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of TUI Travel or its subsidiaries.

TUI Tourism

There are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which TUI Travel is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the TUI Tourism Group.

First Choice

There are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which TUI Travel is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the First Choice Group.

19. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, such as the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertakes a Court-approved capital reduction under section 135 of the Companies Act 1985 to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

20. Sources and Bases of Selected Financial Information

In this document:

(a) unless otherwise stated:

   (i) financial information relating to TUI Tourism has been extracted without material adjustment from the historical financial information on TUI Tourism for the relevant financial year set out in section B of Part V of this document; and

(ii) financial information relating to First Choice has been extracted without material adjustment from:

(A) the historical financial information relating to First Choice for the two years ended 31 October 2006 set out in section B of Part VII of this document;

(B) the audited consolidated financial statements of First Choice for the year ended 31 October 2004 set out in section C of Part VII of this document; and

(C) the unaudited interim results relating to First Choice for the six months ended 30 April 2007 set out in section D of Part VII of this document;

(b) unless otherwise stated, all prices quoted for First Choice Shares are closing mid-market prices and are derived from the Daily Official List of the London Stock Exchange; and

(c) all share prices expressed in pence and all percentages have been rounded to one decimal place.

21. Consents

Deutsche Bank has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

Lazard has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

Morgan Stanley has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

KPMG Audit plc has given and not withdrawn its written consent to the inclusion of its accountant's report in section A of Part VII of this document in the form and context in which it appears and has authorised the contents of those parts of this document which comprise those reports for the purpose of Rule 5.5.3 R (2)(f) of the Prospectus Rules.

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its accountant's reports in Section A of Part V and Section A of Part IX and of its report in Section A of Part X of this document in the form and context in which they appear and has authorised the contents of those parts of this document which comprise those reports for the purpose of Rule 5.5.3 R (2)(f) of the Prospectus Rules.

22. Fees and Expenses

The total costs and expenses of, or incidental to, the Merger payable by the Enlarged Group are estimated to be approximately £27 million (excluding VAT).

23. Documents Available for Inspection

Copies of the following documents:

(a) the Memorandum and Articles;

(b) the historical financial information for TUI Tourism for the three years ended 31 December 2004, 2005 and 2006;

(c) the audited consolidated financial statement of First Choice for the three years ended 31 October 2004, 2005 and 2006;

(d) the accountant's report by PricewaterhouseCoopers LLP on TUI Tourism referred to in Section A of Part V of this document;

(e) the accountant's report by KPMG Audit Plc referred to in section A of Part VII of this document;

(f) the accountant's report by PricewaterhouseCoopers LLP on TUI Travel referred to in Section A of Part IX of this document;

(g) the report by PricewaterhouseCoopers LLP on the unaudited Pro forma financial information referred to in Section A of Part X of this document;

(h) the consent letters referred to in paragraph 21 above;

(i) the rules of the TUI Travel Incentive Schemes; and

(j) this document,

are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period from the date of publication of this document until Admission at:

(a) the registered office of TUI Travel, First Choice House, London Road, Crawley, West Sussex RH10 9GX; and

(b) the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO.

The Scheme Document will be available for inspection at the above addresses following despatch of the Scheme Document to First Choice shareholders.

29 June 2007

Definitions

The following terms have the following meanings throughout this document unless the context otherwise requires:

"Admission"	the admission of the TUI Travel Shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective
"Articles"	the articles of association of TUI Travel
"Board"	the board of directors of TUI Travel as constituted from time to time
"Business Day"	any day (other than a Saturday or Sunday or public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business
"Combined Code"	the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006
"Companies Act 1985"	the UK Companies Act 1985, to the extent in force from time to time
"Companies Act 2006"	the UK Companies Act 2006, to the extent in force from time to time
"Companies Acts"	the Companies Act 1985 and the Companies Act 2006
"Completion"	the Scheme becoming effective and the completion of the transfer of TUI Tourism to TUI Travel
"Conditions"	the conditions to implementation of the Merger and the Scheme set out in the Merger Agreement, which are summarised in paragraph 6 of Part III of this document
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	any meeting or meetings of the First Choice Shareholders as may be convened pursuant to an order of the Court pursuant to section 425 of the Companies Act 1985 for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment or postponement of any such meeting
"Court Orders"	(i) the order of the Court sanctioning the Scheme and (ii) the order of the Court confirming the Reduction of Capital
"CREST"	the system for the paperless settlement of trades in listed securities operated by CRESTCo Limited
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors"	the directors of TUI Travel from time to time
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules made by the FSA under Part VI of the FSMA
"EC Merger Regulation"	the Council Regulation of 20 January 2004 on the control of concentrations between undertakings (the EC Merger Regulation (139/2004/EC))

"Effective Date"	the date upon which the Scheme becomes effective in accordance with its terms, by registration of the Court Orders by the Registrar of Companies in England and Wales
"Enlarged Group"	the group of companies which will, following Completion, comprise TUI Travel, First Choice and TUI Tourism and their respective subsidiaries and subsidiary undertakings
"First Choice"	First Choice Holidays PLC, a company incorporated in England and Wales with registered number 48967
"First Choice DABS"	the First Choice Holidays Deferred Annual Bonus Scheme
"First Choice Directors"	the directors of First Choice from time to time
"First Choice EGM"	the extraordinary general meeting of First Choice Shareholders to be convened in connection with the Scheme
"First Choice Group"	First Choice and its subsidiary undertakings
"First Choice PSP"	the First Choice Holidays Performance Share Plan
"First Choice Remuneration Committee"	the remuneration committee of First Choice
"First Choice RSP"	the First Choice Holidays PLC Restricted Share Plan
"First Choice SEP"	the First Choice Holidays Senior Executive Plan
"First Choice Share Schemes"	the First Choice PSP, the First Choice DABS, the First Choice SIP, the First Choice RSP and the First Choice SEP
"First Choice Shareholders"	the holders of the First Choice Shares from time to time
"First Choice Shares"	the ordinary shares of three pence each in the capital of First Choice
"First Choice SIP"	the First Choice Holidays Share Incentive Plan
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000
"Group Company"	any company forming part of the Enlarged Group
"HMRC"	HM Revenue & Customs
"Hotel Framework Agreement"	the hotel framework agreement dated 26 June 2007 between TUI AG and TUI Travel the terms of which are described in paragraph 12.1.4 of Part XI of this document
"IFRS"	the International Financial Reporting Standard
"Independent Competing Offer"	an offer or scheme of arrangement or a recapitalisation or other transaction involving the possible change of control of First Choice or TUI AG or TUI Tourism which, if accepted in full, would result in the offeror holding shares carrying over 50 per cent. of the voting rights of First Choice or TUI AG or TUI Tourism, as the case may be, and which is made by or with a party which is not acting in concert (as such term is defined in the Takeover Code) with First Choice or TUI AG
"KPMG"	KPMG Audit Plc

"Lazard"	Lazard & Co., Limited
"Listing Rules"	the listing rules made by the UK Listing Authority pursuant Part VI of the FSMA
"Memorandum"	the memorandum of association of TUI Travel
"Merger"	the proposed combination of TUI Tourism and First Choice pursuant to the terms of and subject to the conditions of the Merger Agreement
"Merger Agreement"	the merger agreement dated 19 March 2007 entered into by TUI AG, First Choice and TUI Travel setting out the terms and conditions of, and the arrangements for the implementation of, the Merger, as summarised in paragraph 5 of Part III of this document
"Morgan Stanley"	Morgan Stanley & Co. Limited
"Official List"	the list maintained by the UK Listing Authority pursuant to Part VI of the FSMA
"Overseas Shareholders"	First Choice Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom
"PD Regulation"	Regulation 809/2004 of the European Commission
"Prospectus Directive"	Directive 2003/71/EC of the European Commission
"Prospectus Rules"	the Prospectus Rules made by the FSA under Part VI of the FSMA
"Redeemable Preference Shares"	the redeemable preference shares of £1 each in the capital of TUI Travel described in paragraph 3 of Part XI of this document
"Reduction of Capital"	the reduction of share capital provided for by the Scheme under section 137 of the Companies Act
"Relationship Agreement"	the relationship agreement dated 29 June 2007 entered into between TUI AG and TUI Travel, the terms of which are described in paragraph 12.1.2 of Part XI of this document
"Restricted Jurisdiction"	Australia and Japan and any other jurisdiction where the TUI Travel Shares cannot be made available without breaching any applicable law
"ROIC"	the return on investment capital
"Rule 9"	rule 9 of the Takeover Code
"Scheme"	the scheme of arrangement to be proposed to be made under section 425 of the Companies Act 1985 between First Choice and the holders of the Scheme Shares on the terms set out in the Scheme Document
"Scheme Document"	the document to be sent to First Choice Shareholders which contains, among other things, the explanatory statement, the terms and conditions of the Scheme and the notices convening the Court Meeting and the First Choice EGM
"Scheme Record Time"	6.00pm on the Business Day prior to the Effective Date

"Scheme Shares"	(a) the First Choice Shares in issue at the date of the Scheme Document; (b) any First Choice Shares issued after the date of the Scheme Document and before the Voting Record Time; and (c) any First Choice Shares issued at or after the Voting Record Time and before 6.00pm on the Business Day prior to confirmation by the Court of the Reduction of Capital in respect of which the original or any subsequent holders thereof are, or shall have agreed to be, bound by the Scheme
"SEC"	the United States Securities and Exchange Commission
"Senior Managers"	the members of senior management of the Enlarged Group whose names are listed in paragraph 1 of Part IV of this document
"Shareholder Directors"	those Directors nominated by TUI AG pursuant to the terms of the Relationship Agreement and "Shareholder Director" shall mean any of them
"Shareholder Loan Agreement"	the shareholder loan agreement dated 29 June 2007 entered into between TUI AG and TUI Travel summarised in paragraph 12.1.3 of Part XI of this document
"Sponsors' Agreement"	the sponsors' agreement between the Company, certain companies in the TUI Tourism Group, First Choice, Deutsche Bank, Lazard and Morgan Stanley, dated 29 June 2007 and summarised in paragraph 12.1.6 of Part XI of this document
"Takeover Code"	the City Code on Takeovers and Mergers
"Takeover Panel"	the Panel on Takeovers and Mergers
"Trade Mark Licence Agreement"	the trade mark licence agreement to be entered into between TUI AG and TUI Travel the terms of which are described in paragraph 12.1.5 of Part XI of this document
"TUI AG"	TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover
"TUI Northern Europe"	TUI Northern Europe Limited, a company incorporated in England and Wales with registered number 03490138, forming part of the TUI Tourism Group
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets, which is constituted by the TUI Tourism Group
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on Completion in connection with the Merger
"TUI Travel" or the "Company"	TUI Travel PLC, a company incorporated in England and Wales with registered number 06072876
"TUI Travel Group"	in respect of the period from the date of this document to Completion, TUI Travel and, in respect of the period following Completion, the Enlarged Group

"TUI Travel DABS"	the TUI Travel Deferred Annual Bonus Scheme
"TUI Travel Incentive Schemes"	the TUI Travel PSP, the TUI Travel DABS, the TUI Travel SIP, the TUI Travel SAYE Scheme and the TUI Travel VCSP
"TUI Travel PSP"	the TUI Travel Performance Share Plan
"TUI Travel Remuneration Committee"	the remuneration committee of TUI Travel
"TUI Travel SAYE Scheme"	the TUI Travel PLC Sharesave Scheme
"TUI Travel Shareholders"	the holders of TUI Travel Shares from time to time
"TUI Travel Shares"	ordinary shares of ten pence each in the capital of TUI Travel
"TUI Travel SIP"	the TUI Travel Share Incentive Plan
"TUI Travel VCSP"	the TUI Travel Value Creation Synergy Plan
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the UK
"UK Listing Authority"	the UK Listing Authority, being the Financial Services Authority acting as the competent authority for the purposes of Part VI of the FSMA
"Uncertified Securities Regulations"	the Uncertified Securities Regulations 2001 (SI 2001/3755)
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Securities Act"	the United States Securities Act of 1933, as amended
"Voting Record Time"	6.00pm on the day which is two days before the date of the Court Meeting or, if such Court Meeting is adjourned, 6.00pm on the second day before the day of such adjourned meeting
"WACC"	the weighted average cost of capital
"Whitewash Resolution"	the resolution of the First Choice Shareholders to be proposed at the First Choice EGM for the purpose of securing the dispensation of the Panel from the application of Rule 9

All references to "pounds", "pounds sterling", "sterling", "£", "pence" and "p" are to the lawful currency of the United Kingdom.

All references to "euro" and "€" are to the lawful currency of the member states of the European Union that adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union.

All references to "US Dollar" and "$" are to the lawful currency of the United States.

All references to "Canadian dollar" and "CA$" are to the lawful currency of Canada.

All references to "Australian dollar" and "AU$" are to the lawful currency of Australia.

All references in this document to times are, unless the context otherwise requires, references to the time in London, United Kingdom.

(This page has been left blank intentionally.)

Merrill Corporation Ltd, London
07ZBV47702

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 425 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000. If you are in a territory outside the UK, you should immediately consult an appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your First Choice Shares, please send this document and the accompanying documents, as soon as possible, to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be sent in or into any Restricted Jurisdiction. If you have sold or transferred part of your holding of First Choice Shares, please consult the stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying Prospectus relating to TUI Travel which has been prepared in accordance with the Prospectus Rules made under Section 73A of FSMA in connection with Admission. The Prospectus has been made public in accordance with the Prospectus Rules.

SCHEME OF ARRANGEMENT

of

First Choice Holidays PLC

under Section 425 of the Companies Act 1985

in connection with its

RECOMMENDED MERGER

with

TUI AG'S TOURISM DIVISION

Your attention is drawn to the letter from the Chairman of First Choice set out in Part I of this document which contains the unanimous recommendation of the First Choice Directors to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting referred to below. A letter from Lazard and Deutsche Bank explaining the Scheme appears in Part II of this document.

Notices of the Court Meeting and the Extraordinary General Meeting, both of which will be held at Exchange House, Primrose Street, London EC2A 2HS on 25 July 2007, are set out at the end of this document. The Court Meeting will start at 10.00 a.m. and the Extraordinary General Meeting at 10.15 a.m. (or as soon thereafter as the Court Meeting is concluded or adjourned).

Your attention is also drawn to the Whitewash Resolution, which is set out as resolution 2 in the Notice of Extraordinary General Meeting.

First Choice Shareholders will find enclosed with this document a BLUE Form of Proxy for use at the Court Meeting and a WHITE Form of Proxy for use at the Extraordinary General Meeting. To be valid, a Form of Proxy and any authority under which it is executed must be completed and returned in accordance with the instructions printed thereon by post or (during normal business hours only) by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE (in the case of the BLUE Form of Proxy) or BN99 6LN (in the case of the WHITE Form of Proxy), as soon as possible, but in any event so as to arrive not less than 48 hours before the time fixed for the relevant meeting or adjourned meeting. Whether or not you intend to be present at the Court Meeting or the Extraordinary General Meeting please complete and return the Forms of Proxy accompanying this document to Lloyds TSB Registrars as soon as possible but, in any event, at least 48 hours prior to the relevant Meeting. The completion and return of a Form of Proxy will not prevent First Choice Shareholders from attending either or both of the Court Meeting and the Extraordinary General Meeting or from voting in person should they so wish.

If the BLUE Form of Proxy for use at the Court Meeting (but not the WHITE Form of Proxy for the Extraordinary General Meeting) is not lodged with Lloyds TSB Registrars by the relevant time, it may be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of that Meeting.

Alternatively, if you hold your First Choice Shares in uncertificated form (i.e. in CREST), you may vote using the CREST Proxy Voting System in accordance with the procedures set out in the CREST Manual.

For more details of the action to be taken by First Choice Shareholders and instructions on completing the accompanying documents please refer to page 6 of this document and paragraph 14 of the letter from the Chairman set out in Part I of this document.

Application will be made to the UK Listing Authority and to the London Stock Exchange respectively for TUI Travel Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange's main market for listed securities. It is anticipated that Admission will become effective and that dealings will commence on the London Stock Exchange at 8.00 a.m. on the day on which the Scheme becomes effective.

Lazard, which is authorised and regulated in the United Kingdom by the FSA, is acting as joint financial adviser to First Choice, and as joint sponsor and financial adviser to TUI Travel, and no one else in connection with the matters described herein and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Lazard or for providing advice in relation to the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin-Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the FSA; and is regulated by the FSA for the conduct of UK business. Deutsche Bank is acting as joint financial adviser and as broker to First Choice, and as joint sponsor and financial adviser to TUI Travel, and no-one else in connection with the matters described herein and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Morgan Stanley, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser exclusively to TUI AG and TUI Travel, and as joint sponsor exclusively to TUI Travel, and no one else in connection with the matters described herein and will not be responsible to anyone other than TUI AG and TUI Travel for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

The information contained in this document may not be the same as that required under the laws of jurisdictions outside England and Wales. The distribution of this document in jurisdictions other than England and Wales may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document is being sent to you in your capacity as a First Choice Shareholder only and does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful.

The TUI Travel Shares to be issued pursuant to the Scheme to or for the benefit of any resident of Canada will be qualified for sale under the securities laws of any province or territory of Canada and may be subject to resale restrictions.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration. The TUI Travel Shares will not be registered under the US Securities Act, and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the TUI Travel Shares have not been and will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements. First Choice Shareholders (whether or not US persons) who are affiliates (as defined in the US Securities Act) of TUI Travel or First Choice prior to, and/or become affiliates of TUI Travel or First Choice on or after, the implementation of the Scheme will be subject to certain US transfer restrictions relating to the TUI Travel Shares. In particular, US persons should note the matters set out in paragraph 8 of Part V of this document. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme, or the issue of the TUI Travel Shares, and any representation to the contrary is a criminal offence in the United States. The TUI Travel Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, the TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account of any other national, resident or citizen of any Restricted Jurisdiction.

Forward-looking statements

This document contains certain statements about First Choice, TUI AG, TUI Tourism, TUI Travel and the Enlarged Group that are or may be forward looking. All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "believes", "estimates", "targets", "plans", "prepares", "anticipates", "expects", "intends", "estimates", "synergies", "strategy", "may", "will" or "should" or other words or terms of comparable nature or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected timetable for completing the Merger, (ii) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of the First Choice, TUI Tourism, TUI Travel and the Enlarged Group, (iii) business and management strategies and the expansion and growth of First Choice, TUI Tourism, TUI Travel and the Enlarged Group and (iv) the effects of government regulation on First Choice's, TUI Tourism's, TUI Travel's and the Enlarged Group's business.

These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of First Choice, TUI AG or TUI Travel. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause them to differ from any actual results, performance or achievement expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding First Choice's, TUI Tourism's and, following Completion, TUI Travel's present and future business strategies and the environment in which they will operate in the future. As a result, First Choice's, TUI Tourism's and, following Completion, TUI Travel's actual future financial condition, performance and results may differ materially from the plans, targets and expectations set out in the First Choice's, TUI Tourism's and TUI Travel's forward-looking statements contained in this document or any other forward-looking statement any of them may make. All forward-looking statements included in this document are based on information available to First Choice, TUI AG or TUI Travel on the date hereof. Investors are cautioned not to place undue reliance on any forward-looking statements attributable to First Choice, TUI AG or TUI Travel or any of their respective members, directors, officers or employees or any other persons acting on their behalf. All such statements, which speak only as of the date they were made, are expressly qualified in their entirety by the cautionary statement above. Except as required by law, the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the London Stock Exchange or by law, none of First Choice, TUI AG or TUI Travel undertakes any obligation to revise or update any forward-looking statements contained in this document or any other forward-looking statements that any of them may make.

EXCHANGE RATES

Unless otherwise stated, throughout this document the exchange rates used to convert between Sterling and Euro is £1.00:€1.46 and €1.00:£0.69.

Dated 29 June 2007

Contents

Action to be taken

Please check you have received with this document the following:

- a BLUE Form of Proxy for use in respect of the Court Meeting on 25 July, 2007 (attaching an attendance card in relation to the Court Meeting);
- a WHITE Form of Proxy for use in respect of the Extraordinary General Meeting ("EGM") on 25 July 2007 (attaching an attendance card in relation to the EGM); and
- the Prospectus for TUI Travel.

Whether or not you plan to attend the Meetings, PLEASE COMPLETE AND SIGN BOTH THE BLUE AND WHITE FORMS OF PROXY and return them as soon as possible to the Company's Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6LE (in the case of the BLUE Form of Proxy) and BN99 6LN (in the case of the WHITE Form of Proxy), but in any event so as to be received by no later than 10.00 a.m. on 23 July 2007, in the case of the Court Meeting (BLUE form) and by no later than 10.15 a.m. on 23 July 2007, in the case of the EGM (WHITE form).

This will enable your votes to be counted at the Meetings in the event of your absence. If the BLUE Form of Proxy for use at the Court Meeting is not lodged with Lloyds TSB Registrars by 10.00 a.m. on 23 July 2007, it may be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of that Meeting.

Alternatively, if you hold your shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of EGM set out at the end of this document). Proxies submitted via CREST must be transmitted so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of First Choice Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy as soon as possible in accordance with the instructions thereon.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or submitting your proxies electronically, please call the First Choice help line on 0870 609 2158 or, if calling from outside the UK, on +44 1903 276342 between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. Please note that help line operators cannot provide financial or legal advice, but will be able to answer questions on the effect of the proposals upon you as a First Choice Shareholder.

Expected timetable of principal events

Event	Time and/or date (year)
Latest time for lodging BLUE Forms of Proxy for the Court Meeting[1]	10.00 a.m. on 23 July 2007
Latest time for lodging WHITE Forms of Proxy for the EGM	10.15 a.m. on 23 July 2007
Voting Record Time for Court Meeting and EGM[2]	6.00 p.m. on 23 July 2007
Court Meeting	10.00 a.m. on 25 July 2007
EGM[3]	10.15 a.m. on 25 July 2007
The following dates are subject to change (please see note (4) below):	
Scheme Court Hearing	29 August 2007[4]
Reduction Court Hearing	31 August 2007[4]
Scheme Record Time	6.00 p.m. on 31 August 2007[4]
Last day of dealings in, and for registration of transfers of, and disablement of First Choice Shares in CREST	31 August 2007[4]
Scheme Effective Date	3 September 2007[4]
Allotment of TUI Travel Shares	3 September 2007[4]
Cancellation of listings and dealings in First Choice Shares	8.00 a.m. on 3 September 2007[4]
Expected date of Admission and commencement of dealings on the London Stock Exchange of TUI Travel Shares and CREST accounts credited in respect of TUI Travel Shares	8.00 a.m. on 3 September 2007[4]
Posting of certificates for TUI Travel Shares in certificated form by no later than	17 September 2007[4]

(1) The BLUE Form of Proxy for the Court Meeting may, alternatively, be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of the Court Meeting, however it is requested that, if possible, BLUE Forms of Proxy be lodged at least 48 hours before the time appointed for the Court Meeting. This is not permissible in relation to the WHITE Form of Proxy for the EGM, which must be lodged at least 48 hours before the time appointed for the EGM.

(2) If either of the Meetings is adjourned, then the Voting Record Time for the relevant reconvened Meeting will be 6.00 p.m. on the date two days prior to the date set for the adjourned Meeting.

(3) If the Court Meeting has not been concluded or adjourned prior to the scheduled commencement of the EGM, the commencement of the EGM will be delayed until the Court Meeting has been concluded or adjourned.

(4) These times and dates are indicative only and will depend, amongst other things, on the dates on which the Court sanctions the Scheme and/or on which the Scheme becomes effective, which will, in turn, be dependent on the conditions to the Merger being satisfied or waived. If there are any revisions to the timetable, the First Choice Board will make an appropriate announcement as soon as practicable. It is not intended that any supplemental circular would be sent to First Choice Shareholders in this event.

All references in this document to times and dates are to times and dates in London, unless otherwise stated.

Part I

Letter from the Chairman of First Choice

(Registered in England and Wales with Registered Number 48967)

Registered office
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Directors
Sir Michael Hodgkinson (Non-Executive Chairman)
Peter Long (Chief Executive)
Paul Bowtell (Group Finance Director)
Dermot Blastland (Managing Director, Mainstream Holidays)
Tony Campbell (Non-Executive Director and Senior Independent Director)
Clare Chapman (Non-Executive Director)
Bill Dalton (Non-Executive Director)
Jeremy Hicks (Non-Executive Director)
Susan Hooper (Non-Executive Director)
Giles Thorley (Non-Executive Director)

29 June 2007

To First Choice Shareholders and, for information only, to participants in the First Choice Share Schemes.

Dear Shareholder,

Scheme of Arrangement of First Choice in connection with its recommended merger with TUI AG's Tourism Division

1. Introduction

On 19 March 2007, the boards of First Choice and TUI AG announced that they had agreed the terms of a recommended merger of First Choice and TUI AG's tourism division, excluding certain hotel assets (**"TUI Tourism"**) through the acquisition by a newly incorporated holding company, TUI Travel PLC (**"TUI Travel"**), of both First Choice and TUI Tourism (in the case of First Choice, by way of a scheme or arrangement under section 425 of the Companies Act 1985).

I am writing to you to explain the reasons for the Merger and, in particular, how it and the Scheme will be implemented, and to explain why your Board, which has been advised by Lazard and Deutsche Bank, considers the terms of the Merger to be fair and reasonable and why it unanimously recommends that you vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting.

In order to approve the terms of the Merger, First Choice Shareholders will need to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting to be held on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS. Details of the action you should take and the proposals to be put to you at the Meetings are set out in this letter.

First Choice Shareholders should read the whole of this document and the accompanying Prospectus and not rely solely on the information contained in this letter.

2. Background and Reasons for the Merger

The leisure travel environment has changed significantly over the last decade. The rapid development of low cost airlines, the growth of online intermediaries, as well as increasing access to travel products via the Internet has driven changes in consumer behaviour. As a result, consumers are increasingly demanding greater flexibility and choice when purchasing leisure travel products and are seeking to access travel content through a number of points of sale, most notably the Internet.

Travel companies have responded to these changes, with both TUI Tourism and First Choice successfully reorganising their respective business models to compete within the new market:

- TUI Tourism has adapted to the changes in consumer behaviour by extending its product offering from traditional package holidays to a more Internet-based component offering, including seat-only, accommodation-only, dynamic packaging and other travel related products to ensure that its brands remain relevant in the current leisure travel market place.
- First Choice has pursued a strategy of providing differentiated and exclusive products to its customers. It has invested in its mainstream business (including the development of six exclusive Holiday Villages) and built leadership positions in growing niche segments via a successful acquisition strategy. The result has been double-digit earnings growth each year since 2003.

Consequently, the Board believes that the Merger, through the combination of TUI Tourism's large consumer tour operating brands, flight and bed content and web-led modular strategy with First Choice's specialist brands and product differentiation strategy, will create a business that is competitively positioned to satisfy all the leisure travel needs of the travel consumer. Whether that is an independent traveller seeking access to a flight or hotel room, the traditional package holidaymaker looking for the value and security of a package holiday or a travel consumer who is seeking a different type of leisure travel experience, the Enlarged Group will be able to provide the relevant content, through a variety of controlled distribution channels.

3. Competitive Strengths

The Board believes that the following key competitive strengths will enable the Enlarged Group to deliver sustainable revenue and earnings growth:

- the breadth and depth of its travel operations which address a wide range of consumer travel needs, including individual travel components (such as flights and accommodation), fully integrated package tours and niche travel products;
- a strong portfolio of over 170 brands, including leading brands such as TUI, Thomson, First Choice, JetAir, Sunsail, The Moorings, Marmara and Nouvelles Frontières;
- a variety of distribution channels in all major source markets, including off-line (retail shops and catalogues), call centres and online (web-based) distribution, in order to maximise customer reach, ease of booking and flexibility of choice for customers;
- the opportunity to cross-sell differentiated travel products into the combined source markets of the Enlarged Group in cases where such opportunities have not previously been exploited;
- a leading position in the attractive long-haul segment of the travel market, supported by the Enlarged Group's experience in this segment and a firm order book for the new, fuel-efficient Boeing 787 Dreamliner, a new generation of aircraft which will enable the Enlarged Group to provide its customers with an enhanced long-haul experience to both new and existing long-haul destinations;
- enhanced economies of scale in an increasingly competitive market place and the opportunity to realise significant pre-tax synergies (estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion). For further information, see paragraph 7 of Part II of the Prospectus;

- leading Internet travel offerings in most source markets in terms of scale, product range and technology;
- management's experience in making value-enhancing acquisitions, particularly in fragmented niches of the travel market where businesses have attractive growth characteristics; and
- management's track record of improving underlying profit margins and delivering shareholder value.

4. Information on the Enlarged Group

On Completion, the Enlarged Group will be a leading international travel group which, on a combined basis in 2006, operated in approximately 180 countries worldwide and served more than 30 million customers in over 20 source markets.

The Enlarged Group's pro forma revenue and earnings before interest, tax, depreciation, amortisation and impairment (EBITDA) from continuing operations and acquisitions were £12.3 billion (€18.0 billion) and £467 million (€683 million) respectively on a combined basis in 2006.

The Enlarged Group will be headquartered in Crawley, near Gatwick airport in the UK. On a combined basis in 2006, it employed approximately 48,000 people and operated a pan-European airline group consisting of 155 aircraft. The Enlarged Group will primarily serve the leisure travel customer and will be organised and managed through four sectors: Mainstream, Specialist, Activity and Online Destination Services.

The Board believes that the Merger offers significant benefits to its shareholders and its customers, employees and business partners.

Part II of the Prospectus contains further information on the Enlarged Group.

5. Objectives and strategy for the Enlarged Group

TUI Travel's primary strategic objectives are:

- to be one of the world's leading leisure travel groups by providing customers with a wide choice of products with the flexibility to meet their changing needs;
- to deliver earnings and margin expansion through the combination of organic development and selected acquisitions;
- to deliver cost synergies and maintain a lean and efficient business model; and
- to maximise shareholder value.

TUI Travel aims to achieve these objectives through the following principal strategies:

- offering a comprehensive range of travel content to the consumer;
- increasing controlled distribution, developing the brand portfolio and improving yield management;
- maintaining an efficient and flexible business model; and
- making value-enhancing acquisitions in high-growth segments of the market.

Paragraph 4 of Part II of the Prospectus contains further information on the objectives and strategy for the Enlarged Group.

6. Summary of terms of the Merger

The Merger will be implemented by TUI Travel acquiring ownership of First Choice and TUI Tourism pursuant to the terms of the Merger Agreement (a summary of which is set out in paragraph 6 of Part II of this document).

As a result of the Merger, TUI Travel will be 49 per cent. owned by First Choice Shareholders and 51 per cent. owned by TUI AG (such percentages being calculated on a fully diluted basis).

The acquisition of First Choice will be effected by First Choice implementing a scheme of arrangement under Section 425 of the Companies Act 1985. If the Scheme becomes effective, the existing First Choice Shares will be cancelled and new shares in First Choice will be issued to TUI Travel. In consideration for the cancellation of their shares, First Choice Shareholders on the register at the Scheme Record Time will receive:

for each First Choice Share	**one TUI Travel Share**

The Scheme requires the approval of First Choice Shareholders by the passing of a resolution at the Court Meeting. This resolution must be approved by a majority in number of the holders of Scheme Shares present and voting, either in person or by proxy, representing not less than three-quarters in value of the Scheme Shares held by such holders. The Scheme and the reduction of capital associated with the Scheme must also be sanctioned by the Court at the Scheme Court Hearing and the Reduction Court Hearing respectively. All First Choice Shareholders are entitled to attend the Court Hearings in person or through counsel to support or oppose the sanctioning of the Scheme and the reduction of capital associated with the Scheme. Further details of the Court Meeting and the EGM, and the nature of the approvals to be given at them, are described in more detail in paragraph 7 of Part II of this document.

Under the terms of the Scheme, the First Choice Shares will be cancelled and, on the Effective Date, First Choice Shareholders will receive one TUI Travel Share for each First Choice Share. The total number of TUI Travel Shares issued to First Choice Shareholders on Completion will constitute 49 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis).

In consideration of the transfer by TUI AG of TUI Tourism to TUI Travel, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). In addition, TUI Travel will assume €875 million of net debt (inclusive of pension liabilities).

All TUI Travel Shares to be issued to First Choice Shareholders and to TUI AG will be ordinary shares, credited as fully paid, and will rank *pari passu*.

Applications will be made to the UK Listing Authority and the London Stock Exchange for the cancellation of the listing of the First Choice Shares on the Official List and of the trading in First Choice Shares on the London Stock Exchange's market for listed securities respectively, with effect from 8.00 a.m. on the Scheme Effective Date.

It is also intended that the TUI Travel Shares will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8.00 a.m. on the Scheme Effective Date.

The terms of the Merger Agreement require the Relationship Agreement to be entered into between TUI AG and TUI Travel. The Relationship Agreement sets out the principle that TUI Travel will operate independently of TUI AG and records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. Under the terms of the Relationship Agreement, TUI AG will have the right to appoint two non-executive directors to the board of TUI Travel for so long as TUI AG holds 30 per cent. or more of the voting shares in TUI Travel.

For so long as TUI AG holds 40 per cent. or more of the voting shares in TUI Travel:

- TUI AG may appoint the Chairman of TUI Travel, in which case the Chief Executive Officer of TUI Travel will be appointed by the TUI Travel Board subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the question will be resolved by TUI Travel shareholders (including TUI AG); or
- TUI AG may relinquish its right to appoint the Chairman and in return have the right to appoint and remove the Chief Executive Officer. If this right is invoked, the Chairman of TUI Travel will

be appointed by the TUI Travel Board subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the question will be resolved by TUI Travel shareholders (including TUI AG).

If at any time TUI AG holds 30 per cent. or more, but less than 40 per cent., of the voting shares of TUI Travel, the TUI Travel Directors will appoint the Chairman subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Directors, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the question will be resolved by TUI Travel shareholders (including TUI AG).

The Relationship Agreement will come into effect on Completion and will remain in place until the earlier of (i) TUI AG's voting rights falling below 10 per cent. or (ii) TUI Travel ceasing to be listed.

The initial composition of the TUI Travel Board is set out in paragraph 9 of this letter and a more detailed summary of the Relationship Agreement is set out in paragraph 6 of Part II of this document.

7. Conditions to the Merger

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions, including the receipt of appropriate competition clearances. Such clearances have now been received.

However, the implementation of the Merger remains subject to a number of outstanding conditions which must be satisfied (or, where applicable, waived by TUI AG and First Choice), in order for the Merger to become effective and which are summarised in paragraph 5 of Part II of this document. First Choice will not petition the Court to sanction the Scheme unless certain conditions to the Merger have been satisfied (or, where relevant, waived by TUI AG and First Choice) as described in Part III of this document.

8. Waiver of Rule 9 of the Takeover Code

If implemented, as set out above, the Merger will result in TUI AG being interested in shares carrying 51 per cent. of the voting rights of TUI Travel (on a fully diluted basis).

Under Rule 9 of the Takeover Code, any person who acquires an interest (as defined in the Takeover Code) in shares which, taken together with shares in which he is already interested and shares in which persons acting in concert with him are interested, carry 30 per cent. or more of the voting rights of a company which is subject to the Takeover Code, is normally required to make a general offer to all the remaining shareholders of that company to acquire their shares. Under Rule 9 of the Takeover Code, following the Merger, TUI AG would normally be required to make a general offer to ordinary shareholders since it will acquire an interest in shares carrying more than 30 per cent. of the voting rights of TUI Travel (excluding Treasury Shares).

In this case, the Takeover Panel has agreed to waive the obligation which would otherwise arise for TUI AG to make a general offer for TUI Travel, subject to the Whitewash Resolution being approved on a poll of independent ordinary shareholders of First Choice, on the basis that any persons who the Takeover Panel treats as non-independent and who holds any interests in shares in First Choice Shares shall refrain from voting on such poll.

TUI AG will, following completion of the Merger, hold (directly or indirectly) in excess of 50 per cent. of the issued ordinary share capital of TUI Travel as enlarged by the Merger, and will be able to further increase its aggregate interest in TUI Travel without incurring an obligation under Rule 9 of the Takeover Code to make a general offer to ordinary shareholders. However, TUI AG has, under the terms of the Relationship Agreement, agreed that neither TUI AG nor any of its associates shall acquire further TUI Travel Shares if such acquisitions would increase their aggregate shareholding in TUI Travel beyond 55 per cent., unless such acquisitions are done in the context of a general offer

to acquire all the issued shares in TUI Travel or any increase in such percentage is the consequence of a purchase by TUI Travel of its own shares.

9. TUI Travel Board

The TUI Travel Board is drawn from the boards of First Choice, TUI AG and the current management of TUI Tourism, and will be supplemented by additional independent Non-Executive Directors. The TUI Travel Board comprises 14 directors and, following the appointment of three further independent Non-Executive Directors as soon as practicable following Completion, the majority of the TUI Travel Board will be independent.

The TUI Travel Board will be chaired by Dr Michael Frenzel, currently Chief Executive of TUI AG, as Non-Executive Chairman with Sir Michael Hodgkinson, currently Non-Executive Chairman of First Choice, being appointed as independent Non-Executive Deputy Chairman.

The executive team of TUI Travel is:

	Position following Completion	Current Position
Peter Long	Chief Executive	Chief Executive of First Choice
Peter Rothwell	Deputy Chief Executive	Chief Operating Officer of TUI Tourism
Paul Bowtell	Chief Financial Officer	Chief Financial Officer of First Choice
Will Waggott	Commercial Director	Chief Financial Officer of TUI Tourism
Christoph Mueller	Aviation Director	Member of Executive Board of TUI AG
Volker Böttcher	Managing Director, Central Europe	Chief Executive of TUI Tourism Central Europe

In addition to the Chairman and the Deputy Chairman, the TUI Travel Board includes six Non-Executive Directors, of whom five are independent. These Non-Executive Directors are Tony Campbell, Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley (who are currently Non-Executive Directors of First Choice) and Rainer Feuerhake (currently Chief Financial Officer of TUI AG). Three additional independent Non-Executive Directors will be appointed by the TUI Travel Board as soon as practicable following Completion.

TUI Travel has established audit, nomination and remuneration committees. Each such committee has not fewer than three independent Non-Executive Directors and not more than two Non-Executive Directors representing TUI AG. Further details of the corporate governance arrangements for TUI Travel are set out in paragraph 5 of Part IV of the Prospectus.

10. Enlarged Group Management and Employees

The senior management of the Enlarged Group is made up of the following existing senior managers from both First Choice and TUI Tourism and, together with the executive directors of TUI Travel, will form the group management board of the Enlarged Group:

	Position following Completion	Current Position
Andrew John	Group Legal Director and Company Secretary	Legal Director and Company Secretary, First Choice
Bill Logan	Group Human Resources Director	Group Human Resources Director, First Choice
Dermot Blastland . . .	Managing Director, UK & Ireland	Managing Director, Mainstream, First Choice
Johan Lundgren	Managing Director, Nordic	Managing Director, Scandinavia, TUI Tourism
Bart Brackx	Managing Director, Western Europe	Managing Director, Western Europe, TUI Tourism
Richard Prosser	Managing Director, Specialist	Managing Director, Specialist, First Choice
John Wimbleton	Managing Director, Activity	Managing Director, Activity, First Choice
Joan Vilà	Managing Director, Online Destination Services	Managing Director, Online Destination Services, First Choice
Wolfgang Bremer . . .	Manager Director, TUI Destination Management Services	Managing Director, Destination Management Services, TUI Tourism

TUI Travel attaches great importance to the skills and expertise of the employees of First Choice and TUI Tourism and believes that the increased size and strength of the Enlarged Group will offer attractive career prospects.

However, in order to achieve the planned benefits of the Merger, some operational restructuring will be required following Completion. In particular, in the UK, restructuring will be required in the combined real estate, airline, tour operations and central functions, which will involve a reduction of roles in some areas but an increase in others. There will also be some restructuring in Germany and the UK associated with creating a single headquarters for TUI Travel in Crawley. Given the combined effects of the timescale for the integration programme, natural attrition and the opportunities that the Enlarged Group will create, TUI Travel expects that compulsory redundancies will be minimised. If redundancies are necessary, TUI Travel will comply with all applicable consultation and legal requirements in this respect.

11. First Choice Share Schemes

The impact of the Scheme on participants in the First Choice Share Schemes is summarised in paragraph 13 of Part II of this document.

Paragraph 14 of Part II of this document summarises the proposed new share schemes for the Enlarged Group.

12. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, including the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertake a Court-approved capital reduction under section 135 of the Companies Act to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

13. Current Trading and Prospects

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 Summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, Summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the Summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

14. Action to be taken

At the end of this document First Choice Shareholders will find notices of the Meetings which have been convened to enable First Choice Shareholders to consider and, if thought fit, approve the Scheme and, in the case of the EGM, to approve certain resolutions necessary to enable First Choice to effect the Scheme and the Merger. Such EGM resolutions include the approval in connection with the waiver by the Takeover Panel of TUI AG's obligation under Rule 9 of the Takeover Code to make a mandatory offer for TUI Travel. You will find enclosed with this document two Forms of Proxy for use in connection with the Meetings.

It is particularly important that as many votes as possible are cast (whether in person or by proxy) at the Court Meeting so that the Court may be satisfied that the result is a fair representation of First Choice Shareholders' opinions. You are therefore strongly urged to complete and return your Forms of Proxy as soon as possible. Please make every effort to vote at the Meetings either in person or by completing the Forms of Proxy. Completion and return of any Form of Proxy will not prevent First Choice Shareholders from attending the Meetings and voting in person if they so wish.

Whether or not First Choice Shareholders propose to attend either of the Meetings in person, First Choice Shareholders are requested to complete and return the enclosed BLUE and WHITE Forms of Proxy so as to be received by post or (during normal business hours only) by hand by Lloyds TSB Registrars not later than 48 hours before the time for which the relevant meeting has been convened. If the BLUE Form of Proxy for use at the Court Meeting is not lodged with Lloyds TSB Registrars by that time, it may be handed to Lloyds TSB Registrars on behalf of the Chairman at the start of that Meeting.

Completing and returning the enclosed BLUE and WHITE Forms of Proxy will ensure that your votes can be counted at the Meetings.

Alternatively, if you hold your First Choice Shares in uncertificated form (i.e. in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of EGM set out at the end of this document). Proxies submitted via CREST must be transmitted so as to be received by Lloyds TSB

Registrars (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

Please note that only those First Choice Shareholders registered in the register of members of First Choice as at 6.00 p.m. on 23 July 2007 or, in the event that the Meetings are adjourned, in the register of members at 6.00 p.m. on the date two days prior to the date set for any adjourned Meeting, will be entitled to attend or vote in respect of the number of First Choice Shares registered in their name at the relevant time.

Details relating to listing, dealing and settlement are included in paragraph 8 of Part II of this document.

15. Overseas Shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK ("**Overseas Shareholders**") may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves of and observe all applicable legal requirements. Please refer to paragraph 8 of Part V of this document for further details.

16. Further information

The terms of the Scheme are set out in full in Part III of this document. In addition, the Explanatory Statement set out in Part II of this document provides further details about the Scheme and the Merger.

Your attention is also drawn to the further information contained in this document, in particular, the conditions to the implementation of the Scheme and the Merger set out in paragraph 5 of Part II of this document.

This document should be read in conjunction with the accompanying Prospectus which contains further information, including risk factors, information about the Enlarged Group, the Merger, TUI Travel Directors, corporate governance and employees of TUI Travel and financial information on First Choice, TUI Tourism, TUI Travel and the Enlarged Group.

17. Recommendation

Your Board, which has been so advised by Lazard and Deutsche Bank, considers the terms of the Merger (including the Scheme) and the waiver by the Takeover Panel of the obligation which would otherwise arise for TUI AG to make a general offer for TUI Travel under Rule 9 of the Takeover Code, as described in paragraph 8 of this letter, to be fair and reasonable. In providing their advice to the Board, Lazard and Deutsche Bank have taken into account the commercial assessments of the Board.

The Board considers that the terms of the Merger are in the best interests of First Choice Shareholders as a whole and unanimously recommends that First Choice Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as the members of the Board intend to do in respect of their own respective beneficial shareholdings in First Choice which, on 27 June 2007 (being the last practicable date prior to the publication of this document), amounted in aggregate to 3,409,056 First Choice Shares, representing approximately 0.64 per cent. of the existing issued ordinary share capital of First Choice.

Deutsche Bank has an existing relationship with TUI AG, and Lazard is therefore providing advice to the Board in connection with the Merger for the purposes of Rule 3 of the Takeover Code.

Yours faithfully,

Sir Michael Hodgkinson
Chairman
First Choice Holidays PLC

Part II

Explanatory Statement

(in compliance with Section 426 of the Companies Act)

Lazard & Co., Limited
50 Stratton Street
London, W1J 8LL
Registered in England and Wales
No 162175

Deutsche Bank AG, London Branch
1 Great Winchester Street
London, EC2N 2DB
Registered in England and Wales
No BR000005

29 June 2007

To First Choice Shareholders and, for information only, to participants in the First Choice Share Schemes.

Dear Shareholder,

Scheme of Arrangement of First Choice in connection with its recommended merger with TUI AG's tourism division

1. Introduction

On 19 March 2007, the boards of First Choice and TUI AG announced that they had reached agreement on the terms of a recommended merger, to be effected by means of the acquisition by a newly incorporated company, TUI Travel, of both First Choice and TUI Tourism.

Your attention is drawn to the letter from the Chairman of First Choice set out in Part I of this document which sets out the background to and reasons for the Merger and the Scheme, the implications of the Merger and the Scheme for First Choice Shareholders, information on the board of directors and organisation of the Enlarged Group, and the unanimous recommendation by the Board to First Choice Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM to be held on 25 July 2007.

The Board has been advised by Lazard and Deutsche Bank in connection with the Merger. Lazard and Deutsche Bank have been authorised by the Board to write to you on its behalf to explain the terms of the Merger and, in particular, the Scheme and to provide you with other relevant information. Statements made in this letter, which refer to TUI AG's reasons for the Merger and to the intentions and expectations regarding TUI Tourism and the Enlarged Group reflect the views of the TUI AG directors. Statements made in, or deemed to be included in, this letter which refer to the background to and reasons for the recommendation of the First Choice Directors reflect the views of the First Choice Directors. Other information on the businesses of TUI Tourism and First Choice reflects the beliefs of the TUI AG Directors or the First Choice Directors, as the case may be, unless otherwise indicated.

This Explanatory Statement contains a summary of the terms of the Merger and the provisions of the Scheme. The terms of the Scheme are set out in full in Part III of this document. Your attention is also drawn to the other parts of this document, which are deemed to form part of this Explanatory Statement, including a letter from the Chairman of First Choice in Part I, the financial information in Part IV, the additional information set out in Part V and the definitions in Part VI.

The attention of Overseas Shareholders is drawn to paragraph 8 of Part V of this document.

This letter and the rest of this document should be read in conjunction with the accompanying Prospectus which contains further information, including risk factors associated with the TUI Travel Shares, information about the Enlarged Group's business, details of the Merger, the TUI Travel Directors, corporate governance and employees of TUI Travel and financial information on First Choice, TUI Tourism, TUI Travel and the Enlarged Group.

2. The terms and effects of the Merger for First Choice Shareholders

It is intended that the Merger will be implemented through the acquisition by TUI Travel, a newly incorporated holding company, of both First Choice and TUI Tourism (in the case of First Choice, by way of a scheme or arrangement under section 425 of the Companies Act 1985).

Under the terms of the Merger, holders of First Choice Shares (pursuant to the Scheme) will receive:

for each First Choice Share	**one TUI Travel Share**

Paragraph 7 below sets out details of the approvals from First Choice Shareholders and the Court which are required for the Scheme to become effective.

The acquisition of TUI Tourism will be effected by means of a share exchange pursuant to which TUI AG will complete the transfer of TUI Tourism to TUI Travel in consideration for TUI Travel Shares and for TUI Travel assuming €875 million of net debt (inclusive of pension liabilities). Further details of the transfer of TUI Tourism to TUI Travel are set out in paragraph 4 of Part III of the Prospectus.

As a result of the Merger (and on a fully diluted basis) the First Choice Shareholders will hold in aggregate 49 per cent. of the issued share capital of TUI Travel and TUI AG will hold 51 per cent. of the issued share capital of TUI Travel. All TUI Travel Shares to be issued to First Choice Shareholders and to TUI AG will be ordinary shares, credited as fully paid, and will rank *pari passu*.

Completion is subject to certain clearances, approvals and other conditions, further details of which are set out in paragraph 5 below.

A Relationship Agreement has been entered into between TUI AG and TUI Travel to record their understanding in respect of the governance of TUI Travel and the exercise of the entitlements of TUI AG in respect of its TUI Travel Shares following Completion. A summary of the Relationship Agreement, together with the key terms of the Merger Agreement, are set out in paragraph 6 below.

Applications will be made to the UKLA and the London Stock Exchange for the cancellation of the listing on the Official List and of the trading on the London Stock Exchange of the First Choice Shares respectively. It is also intended that the TUI Travel Shares will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange on the Scheme Effective Date.

The First Choice Directors have unanimously recommended that First Choice Shareholders vote in favour of the Merger and the Scheme at the Court Meeting and the EGM.

3. Information on First Choice

First Choice is a leading international leisure travel company headquartered in Crawley, in the UK. It operates in 17 major source markets across more than 80 brands, employing over 15,000 people. It has successfully transformed itself into a leading international leisure travel company, comprising a UK mainstream tour operator and a portfolio of niche specialist businesses across the world, that create added value experiences for its customers. Although First Choice's many brands offer a variety of leisure travel experiences, the business model across First Choice is focused on differentiation and flexibility.

First Choice operates in four principal sectors:

- Mainstream Holiday Sector—this sector consists of the UK and Ireland tour operating, retail and airline businesses. Its clear strategy has led to a focus on developing differentiated and exclusive products, such as its six Holiday Villages. It operates 33 aircraft, and has invested significantly in its long haul programme. Its six re-configured B767s offer customers an enhanced in-flight entertainment experience. In addition, First Choice has recently announced that it has exercised a further four options on the new Boeing 787 Dreamliner to bring the total firm order to twelve aircraft.
- Specialist Holiday Sector—this sector consists of the Continental European and UK Specialist businesses, and a number of businesses operating in North America including a student travel business and a Canadian tour operator. All the businesses within this sector have either destination or product expertise, and operate from 13 source countries with expert local

management teams that understand both their market and their customers' needs. These businesses develop leisure travel experiences that cater for a specific marketplace or lifestyle and include brands such as Sovereign, Marmara, StudentCity.com and Travcoa.

- Activity Holiday Sector—this sector consists of three divisions: the Marine division includes First Choice Marine which operates the market-leading yacht chartering brands of The Moorings and Sunsail, Sunsail Clubs and Inland Waterways. The Adventure division consists of a portfolio of 16 adventure travel businesses across seven source markets offering a range of experiences including trekking and expedition cruising, with the division experiencing high consumer demand for these travel experiences. The Escorted Tours division consists of six brands that operate specialist escorted tours for the US source market, whose customer base is drawn primarily from the growing "boomer" demographic in the US.
- Online Destination Services Sector—this sector has operations in 16 countries with 67 offices, providing accommodation online and services in destination as well as specialised services to cruise lines and the management of meetings and incentives activities for companies. It is focused on two strategic distribution channels—Business to Business with the Hotelbeds and Bedsonline brands and Business to Consumer with the Hotelopia brand. The business has successfully leveraged its strong relationship with local bed suppliers to build a bed bank of 25,000 hotels and apartments in over 2,000 tourist areas across 900 destinations. Clients include over 1,800 tour operators and 7,000 travel agents who can access this bed bank online, and in 2006, the sector sold 9.5 million bed nights.

For the financial year ended 31 October 2006, First Choice generated revenues of £2,899 million (2005: £2,647 million), EBITDA (including First Choice's share of results of associates and joint ventures) of £176.9 million (2005: £163.7 million), and underlying operating profit of £139.0 million (2005: £123.3 million).

As at 31 October 2006, First Choice had shareholders' capital excluding minority interests of £281 million and net debt of £103 million.

As at close of business on 27 June 2007 (being the latest practicable date prior to publication of this document), First Choice had a market capitalisation of £1,637 million (based on the closing price of 308.50 pence for each First Choice share and 530,577,303 First Choice Shares in issue), and is traded on the London Stock Exchange.

Further Information

Further information on First Choice is set out in paragraph 13 of Part I of this document and Parts VII and VIII of the Prospectus.

4. Information on TUI AG and TUI Tourism

TUI AG

TUI AG was formerly known as Preussag AG and is headquartered in Hanover, Germany. A change of name to TUI AG took place in June 2002. Until the mid-1990s, TUI AG operated predominantly in the areas of industry, transport and natural resources. After a number of significant disposals and acquisitions, today, TUI AG's core businesses are Tourism and Shipping.

- The Tourism division comprises four main sectors: Central Europe, Northern Europe, Western Europe and other Tourism (which includes Destination Services and Hotels & Resorts). Following the Merger, TUI AG will retain a majority of its current hotels and resorts business.
- The Shipping division comprises Hapag-Lloyd Container Line and Hapag-Lloyd Kreuzfahrten. Hapag-Lloyd Container Line is one of the world's top five container lines in the growth market of container shipping, operating globally with a total of 138 vessels and holding containers with a total capacity of 1,015,000 TEU. Hapag-Lloyd Kreuzfahrten is a premium and luxury cruise company focusing on lifestyle and experience cruises on all the world's seas. With four cruise vessels, Hapag-Lloyd Kreuzfahrten has established itself as a leading provider of cruises in German-speaking countries. The Shipping division will not form part of the Merger and will remain directly owned by TUI AG.

For the financial year ended 31 December 2006, TUI AG reported turnover of €20.5 billion (2005: €18.2 billion), EBITDA of €939 million (2005: €1.12 billion), and profit before tax of minus €736 million (2005: positive €387 million) from continuing operations. As at 31 December 2006, TUI AG had shareholders' capital excluding minority interests of €2.7 billion and net debt of €3.2 billion. As at 31 December 2006, TUI AG employed 53,930 employees worldwide.

As at close of business on 27 June 2007 (being the latest practicable date prior to publication of this document), TUI AG had a current market capitalisation of €4.99 billion (based on the closing price of €19.89 for each share in TUI AG and 251 million TUI AG shares outstanding) and is a member of Germany's blue-chip DAX 30 Index.

TUI Tourism

TUI Tourism has emerged as a leading European tour operator. The principal events that have led to this include the acquisition of the British tourism group Thomson Travel Group PLC in 2000, the acquisition of the French tourism company Nouvelles Frontières in 2002 and the expansion of TUI Tourism's airline business via acquisitions of Hapag-Lloyd Express in Germany in 2002, of TUI Airlines Belgium in 2004 and of Thomsonfly in the UK in 2000.

TUI Tourism is a one-stop shop for leisure travel related products, and has established itself as a leader in the European travel market. Whether for component web-based bookings or package tours, TUI Tourism covers the entire travel chain in more than 70 holiday destinations for over 20 million customers. Its portfolio comprises around 3,200 travel agencies, 70 market-leading tour operator brands, over 120 aircraft, and over 40 inbound agencies as well as access to over 165,000 hotel beds.

TUI Tourism consists of TUI AG's tourism division, excluding certain hotel assets, and operates in four main sectors:

- The Central Europe sector comprises the distribution and tour operator business in Germany, Switzerland, Austria and the Eastern European markets as well as the airlines Hapag-Lloyd Flug and Hapag-Lloyd Express.
- The Northern Europe sector comprises the distribution and tour operator business in the UK, Ireland and the Nordic countries as well as the airlines TUI Fly Nordic and Thomsonfly.
- The Western Europe sector comprises the distribution and tour operator business in France, the Netherlands and Belgium as well as the following airlines: Corsair, TUI Airlines Nederland and TUI Airlines Belgium.
- The Destinations sector covers TUI Travel's consolidated and associated incoming agencies from shareholdings in 35 agencies in 36 countries as well as Nordotel, Atlantika and Safeharbour.

For the financial year ended 31 December 2006, TUI Tourism had revenue of £9,393 million (€13,714 million), EBITDA of £291 million (€424 million) and underlying operating profit of £185 million (€271 million). As at 31 December 2006, TUI Tourism had net assets of £2,203 million (€3,216 million).

Further information

Further information on TUI AG's business is set out in Section B of Part IV of this document.

Further information on TUI Tourism's business is set out in Parts V and VI of the Prospectus.

5. Conditions to the Merger

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions, including the receipt of appropriate competition clearances. Such clearances have now been received.

The conditions which must be satisfied (or, where applicable, waived by First Choice and TUI AG) in order for the Scheme and the Merger to become effective are summarised below. First Choice will

not petition the Court to sanction the Scheme unless the conditions to the Merger have been satisfied (or, where applicable, waived).

In summary, the implementation of the Merger is conditional upon:

(a) the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the First Choice Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the resolutions to approve matters to give effect to the Scheme being duly passed by the requisite majority of First Choice Shareholders at the EGM;

(c) the sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in either case, with or without modification, on terms acceptable to First Choice and TUI AG) and the subsequent registration of the Reduction Court Order by the Registrar of Companies in England and Wales;

(d) Admission occurring;

(e) the Merger having been cleared by the European Commission under the Council Regulation (EC) No. 139/2004;

(f) the Merger having been cleared by any relevant non-EU competition authorities and no notice of any action, which would make the Merger unenforceable or illegal or impose material conditions on the parties with respect to the Merger, having been received from any regulatory body in any jurisdiction;

(g) the Takeover Panel granting a specific waiver from the requirements of Rule 9 of the Takeover Code in respect of the issue of TUI Travel Shares to TUI AG; and

(h) TUI AG and First Choice having obtained all necessary consents from the providers of their bonding and other finance facilities, or replacement facilities having been arranged.

Neither First Choice nor TUI AG is entitled to invoke a Condition (other than the Conditions referred to in paragraphs (d), (e) and (f) above) unless the circumstances which give rise to invoke the Condition are of material significance in the context of the Merger.

On 4 June 2007, the European Commission declared the Merger compatible with the common market and cleared the Merger in a phase I clearing decision, subject to the disposal of TUI Tourism's Budget Travel business in Ireland. It is intended that TUI AG will transfer Budget Travel to TUI Travel as part of the TUI Tourism Group, and that Budget Travel will be disposed of in accordance with the disposal commitments given to the European Commission as a condition of its merger clearance.

The Takeover Panel has agreed to grant a waiver from the requirements of Rule 9 of the Takeover Code subject to the Whitewash Resolution being approved at the EGM, as described in paragraph 8 of Part I of this document.

6. Merger Agreement, Relationship Agreement and other arrangements between TUI Travel and TUI AG

Merger Agreement and inducement fees

On 19 March 2007, TUI AG, First Choice and TUI Travel entered into the Merger Agreement in connection with the Merger. The Merger Agreement sets out the terms on which TUI Travel will acquire each of First Choice and TUI Tourism. In addition, the Merger Agreement has governed, and will continue to govern, the relationship between TUI AG and First Choice until the Merger becomes effective or lapses.

Pursuant to the Merger Agreement, each of TUI AG and First Choice has undertaken to co-operate and take all steps that are within their power and are both reasonable and necessary to implement the Merger and has given certain undertakings in relation to the conduct of its respective business in the period prior to the implementation of the Merger. Each of TUI AG and First Choice has also agreed not to actively solicit any alternative transaction that would be inconsistent with implementing the Merger.

TUI AG has given First Choice high-level warranties covering certain information provided to First Choice in respect of the business of TUI Tourism. In addition, the Merger Agreement contains a tax indemnity under which TUI AG covenants with First Choice that it will indemnify TUI Travel in respect of tax incurred by TUI Travel relating to, amongst other matters, certain events occurring prior to Completion and the transfer of TUI Tourism to TUI Travel.

The Merger Agreement also provides that TUI Travel shall assume €875 million of net debt (inclusive of pensions liabilities). This assumption of the net debt will be effected in the following manner: accounts of TUI Tourism will be prepared as at the date of Completion. From such accounts, the amounts of net debt and working capital shall be determined as at Completion, except that the amount of pension liabilities shall be as at 31 December 2006. To the extent that the net debt (inclusive of pension liabilities) is less than €875 million, additional cash consideration will be due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism. This amount will remain outstanding as debt due to TUI AG on the terms of the Shareholder Loan Agreement described in paragraph 12.1.3 of Part XI of the Prospectus. To the extent that net debt (inclusive of pension liabilities) is greater than €875 million the non-share consideration due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism will be reduced by such difference and TUI AG will settle such difference by a cash payment to TUI Travel.

An amount of target working capital will be agreed and the difference between the target working capital amount and the actual amount of working capital will be established. To the extent that actual working capital exceeds or is less than target working capital, a further adjustment will be made. If working capital exceeds target working capital, an amount equal to the excess will be due from TUI Travel to TUI AG and will remain outstanding as a debt due to TUI AG on the terms of the Shareholder Loan Agreement. If working capital is less than target working capital, an amount equal to such shortfall will be settled by a cash payment from TUI AG to TUI Travel.

The Merger Agreement may be terminated by TUI AG or First Choice in certain circumstances, including where any regulatory authority irrevocably blocks the Merger, where First Choice Shareholders fail to approve the Scheme at the Court Meeting or fail to pass the resolutions relating to the Merger at the EGM, where the Court fails to sanction the Scheme or a material adverse change occurs (referable to agreed benchmarks) which affects First Choice or TUI Tourism (as the case may be).

TUI AG has agreed to pay First Choice an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for TUI AG or TUI Tourism is announced and becomes or is declared wholly unconditional; or

(b) First Choice exercises its right to terminate the Merger Agreement for an unremedied breach by TUI AG of its obligations under the Merger Agreement.

First Choice has agreed to pay TUI AG an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for First Choice is announced and becomes or is declared wholly unconditional;

(b) the First Choice Directors withdraw or adversely modify their recommendation of the Merger; or

(c) TUI AG exercises its right to terminate the Merger Agreement for an unremedied breach by First Choice of its obligations under the Merger Agreement.

Relationship Agreement and other arrangements between TUI Travel and TUI AG

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The Relationship Agreement records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon Completion.

The Relationship Agreement will remain in force until either the TUI Travel Shares are no longer admitted to listing on the Official List and to trading on the London Stock Exchange, or TUI AG has

less than 10 per cent. of the rights to vote at general meetings of TUI Travel. In addition, in the event that a person (acting alone or in concert with other persons) acquires control of TUI AG during the term of the Relationship Agreement, TUI AG will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the TUI Travel Board described below.

The Relationship Agreement sets out the agreement of TUI AG and TUI Travel as to the composition of the TUI Travel Board as follows:

(a) the TUI Travel Board shall have a maximum of 17 Directors, a majority of whom shall be independent;

(b) for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel, it may appoint two Non-Executive TUI Travel Directors to the TUI Travel Board (being "Shareholder Directors");

(c) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, it may appoint one of its Shareholder Directors as the chairman of the TUI Travel Board, in which case the chief executive of TUI Travel will be appointed by the TUI Travel Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment of a chief executive, the matter will be put to the vote of the shareholders of TUI Travel (including TUI AG);

(d) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, it may relinquish its right to appoint the chairman of the TUI Travel Board and in return have the right to appoint the chief executive of TUI Travel who shall constitute one of TUI Travel's two Shareholder Directors. If this right is invoked, the chairman will be appointed by the TUI Travel Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the matter will be put to the vote of the shareholders of TUI Travel (including TUI AG);

(e) if TUI AG holds less than 40 per cent. of the voting shares of TUI Travel, for so long as it holds 30 per cent. or more of the voting rights in TUI Travel, the TUI Travel Board will appoint the chairman but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the TUI Travel Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent non-executive TUI Travel Directors. If this process does not lead to an appointment, the matter will be put to the vote of the shareholders of TUI Travel (including TUI AG);

(f) the nomination committee of TUI Travel will nominate the rest of the TUI Travel Directors, who will be appointed and/or removed by the TUI Travel Board; and

(g) it is agreed that any person nominated and/or appointed to a position on the TUI Travel Board shall have appropriate experience and qualification for his or her role.

In addition, TUI AG has agreed that it will exercise its voting rights in relation to class 1 transactions under the Listing Rules in accordance with the recommendation given by the TUI Travel Board unless all of the directors appointed by TUI AG have dissented to or abstained from such recommendation.

TUI Travel has agreed that it will not (other than on the exercise of certain share options) issue any shares if the effect will be to reduce TUI AG's voting rights. If TUI Travel issues shares other than on a pre-emptive basis, TUI AG will have the right to subscribe for TUI Travel Shares at market value in order to restore the pre-existing level of its voting rights.

TUI AG has agreed that it will not, for a period of 12 months following Admission, dispose of any TUI Travel Shares without the consent of TUI Travel, other than (i) in each of the two consecutive periods of six months immediately following Admission, the disposal of TUI Travel Shares constituting, in aggregate, no more than 10 per cent. of issued share capital then in issue either in the market (subject to orderly market restrictions) or to a single purchaser (who has agreed to be

bound by equivalent lock-up restrictions); (ii) intra group transfers of TUI Travel Shares; and (iii) the acceptance of a takeover offer in accordance with the Takeover Code.

Disposals of TUI Travel Shares by TUI AG after the expiry of the 12 month period following Admission will be effected after consultation with the TUI Travel Board.

Further, TUI AG has agreed that it will not acquire any TUI Travel Shares other than (i) acquisitions, that would increase its shareholding to not more than 55 per cent.; (ii) consequential increases in TUI AG's percentage of TUI Travel Shares as a result of a purchase by TUI Travel of its own shares; or (iii) where TUI AG makes a general offer to acquire all TUI Travel Shares then in issue.

TUI Travel has agreed that each of the following matters will require the prior approval of 80 per cent. of the TUI Travel Directors present at the meeting of the TUI Travel Board at which such matter is considered:

(a) any material alteration (including cessation) to the general nature of the business of any Group Company;

(b) the sale, transfer, leasing, licensing or disposal by any Group Company (other than in the normal course of trading) of all or a substantial part of its business, undertaking or assets, the transfer of any shares in the capital of any Group Company or the acquisition of any share capital or loan capital of, or the entry into of any partnership or joint venture arrangement or merger with, any body corporate, whether by a single transaction or series of transactions, related or not, where such transaction or series of transactions exceed a value of £10,000,000;

(c) the entry into by any Group Company of any new borrowing facility, the variation of the terms of any borrowing facilities or the issue or redemption prior to its due date of any loan capital; and

(d) the approval of an annual budget comprising short term business plans of the Enlarged Group in relation to profit, investment and financial planning.

In addition, TUI Travel shall avoid doing any of the following, which may cause TUI AG to be in breach of any of the restrictions under TUI AG's current bond facilities in the absence of any permitted exemption:

(a) borrowing any monies from external financial institutions in excess of the Enlarged Group's outstanding borrowings as at Completion, save in respect of the refinancing of such borrowings;

(b) creating or permitting to exist any liens over the Enlarged Group's assets other than those arising by operation of law or already in existence as at Completion (or arising pursuant to any refinancing referred to in (a) above);

(c) selling any of the Enlarged Group' assets other than for fair market value, at least 75 per cent. of which is paid in cash, with such proceeds being used to repay indebtedness or to invest in properties and assets used in the Enlarged Group's business;

(d) guaranteeing or permitting any Group Company to guarantee the debt of the Enlarged Group;

(e) creating or permitting to exist any restrictions on the Enlarged Group's ability to pay dividends, make inter-company loans, repay inter-company indebtedness, or transfer its assets to another member of TUI Travel's or TUI AG's group;

(f) merging with or selling all of the Enlarged Group's assets to another person; or

(g) failing to repay any indebtedness or pay any final judgment which amounts to more than €25 million.

TUI Travel and TUI AG will discuss any proposed course of action which may be permitted by an exemption to such restrictions and if there is doubt as to whether such exemption applies to any particular case, TUI AG's decision on the matter shall be final.

TUI Travel and TUI AG have also entered, or will also enter, into the following agreements with effect from Completion:

(a) The Shareholder Loan Agreement, which was entered into on 29 June 2007, under which TUI AG will lend a maximum amount of €2 billion to TUI Travel. This agreement will provide TUI Travel with funds for general corporate purposes for the period from Completion until the date three years after TUI Travel is no longer restricted from raising external finance by the terms of the Relationship Agreement (as referred to above).

(b) The Hotel Framework Agreement, which was entered into on 26 June 2007 , which governs the commercial relationship between TUI AG and TUI Travel in respect of the distribution of hotel beds forming the hotel portfolio interests retained by TUI AG on Completion.

(c) The Trademark Licensing Agreement, under which TUI AG will grant to TUI Travel an exclusive right to use the trademark "TUI Travel".

Further details of the Relationship Agreement, Shareholder Loan Agreement, Hotel Framework Agreement and Trademark Licensing Agreement are set out in paragraph 12 of Part XI of the Prospectus.

7. Structure of the Scheme

Introduction

As described above, the Merger is to be effected by a series of steps including the Scheme for the introduction of TUI Travel as First Choice's new holding company and the acquisition by TUI Travel of TUI Tourism.

The Scheme is a legal process under the Companies Act by means of which Scheme Shares will be cancelled and new TUI Travel Shares will be issued to the holders of Scheme Shares.

Under the terms of the Scheme, the Scheme Shares held at the Scheme Record Time will be cancelled and approximately 547,837,081 new shares in First Choice of 3 pence each will be issued to TUI Travel.

The Scheme also requires the sanction of the Court, as well as satisfaction and waiver of the other conditions set out in paragraph 5 above.

In order for the Scheme to become effective, the following procedure, as set out in the Companies Act, must be adopted:

(a) the Court Meeting will be held, at which a majority in number of First Choice Shareholders representing not less than three-quarters in nominal value of the First Choice Shares, present and voting in person or by proxy at such meeting, agree to the Scheme;

(b) the Special Resolution approving the Scheme and the reduction of capital involved therein (requiring a majority of at least three-quarters of the votes cast by person or by proxy) must be passed at the EGM. This EGM will be held on the same day as the Court Meeting;

(c) the Court must sanction the Scheme at the Scheme Court Hearing and issue the Scheme Court Order approving the Scheme;

(d) the Court must sanction the reduction of capital associated with the Scheme at the Reduction Court Hearing and issue the Reduction Court Order confirming the reduction of capital; and

(e) an office copy of the Scheme Court Order and the Reduction Court Order must be delivered to the Registrar of Companies for registration and, in the case of the Reduction Court Order, be registered by him (whereupon the Scheme will immediately become effective).

The last day of dealings in, and for registrations of transfers of, and disablement of CREST in relation to, First Choice Shares will be the last Business Day prior to the Effective Date (expected to be 31 August 2007). On the Effective Date, First Choice Shares will be de-listed from the Official List and from the London Stock Exchange's market for listed securities.

On the Effective Date, share certificates in respect of the Scheme Shares will cease to be valid and should be destroyed. In addition, on the Effective Date entitlements to Scheme Shares held within the CREST system will be cancelled and TUI Travel Shares shall be admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities.

The TUI Travel Shares to be issued to First Choice Shareholders will be issued credited as fully paid and free from all liens, encumbrances, charges or other third party rights and/or interests whatsoever.

The Scheme is set out in full in Part III of this document.

The Meetings

Before the Court's approval can be sought to sanction the Scheme, the Scheme will require approval by the First Choice Shareholders at the Court Meeting and the passing of the Special Resolution by First Choice Shareholders at the EGM.

Notices of the Court Meeting and the EGM are set out at the end of this document.

All holders of First Choice Shares whose names appear on the register of members of First Choice at the Voting Record Time (being 6.00 p.m. on 23 July 2007 or, if either the Court Meeting or the EGM is adjourned, on the date two days prior to the date set for the adjourned Meeting) shall be entitled to attend and vote at the Court Meeting and the EGM in respect of the number of First Choice Shares registered in their name at such time.

Court Meeting

The Court Meeting has been convened for 10.00 a.m. on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS. All First Choice Shareholders are entitled to attend the Court Hearings in person or through counsel to support or oppose the sanctioning of the Scheme.

The Court Meeting is being held at the direction of the Court for the purpose of enabling First Choice Shareholders to consider and, if thought fit, approve the Scheme in order for the Court to be satisfied that the Scheme has sufficient shareholder support. The Court will not grant the Scheme Court Order unless the Scheme is approved by First Choice Shareholders at the Court Meeting by the requisite statutory majority.

At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each First Choice Share held at the Voting Record Time. In order for the Scheme to be approved at the Court Meeting, those voting to approve the Scheme must:

(a) represent a simple majority in number of those First Choice Shareholders present and voting in person or by proxy; and

(b) represent not less than three-quarters in nominal value of the First Choice Shares held by those First Choice Shareholders present and voting in person or by proxy.

At the Court Meeting, it is particularly important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of First Choice Shareholder's opinions. You are therefore strongly urged to sign and return your Forms of Proxy for both the Court Meeting and the EGM as soon as possible.

The Extraordinary General Meeting

The EGM has been convened for 10.15 a.m. on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS (or as soon thereafter as the Court Meeting has been concluded or adjourned), to consider and, if thought fit, pass the following resolutions:

(a) the Special Resolution to:

(i) approve the Scheme of Arrangement and to approve the participation by First Choice in the Merger as set out or referred to in this document and the Merger Agreement;

(ii) approve the reduction of share capital of First Choice resulting from the cancellation of Scheme Shares under the Scheme;

(iii) approve the issue of new First Choice Shares to TUI Travel in accordance with the Scheme by way of a capitalisation of the reserve arising from the cancellation of the Scheme Shares;

(iv) authorise the Directors to allot new First Choice Shares to TUI Travel;

(v) amend the articles of association of First Choice as described below and as fully set out in the Notice of EGM set out at the end of this document; and

(b) ordinary resolutions:

(i) approving (on a poll of independent First Choice Shareholders) the waiver by the Takeover Panel of the obligation which would otherwise arise for TUI AG to make a general offer for TUI Travel under Rule 9 of the Takeover Code, as described in paragraph 8 of Part I of this document; and

(ii) approving the rules of the TUI Travel share schemes which are described in paragraph 14 below.

The Special Resolution will require votes in favour of not less than three-quarters of the votes cast. The Chairman of First Choice intends to exercise his right to demand that the vote of the First Choice Shareholders at the EGM be held by way of a poll and, in such event, each First Choice Shareholder who was entered on the register of members of First Choice at the Voting Record Time and is present in person or by proxy will be entitled to one vote for each First Choice Share so held.

Proxies

Whether or not First Choice Shareholders plan to attend the Meetings, they are urged to complete and sign both the BLUE and WHITE Forms of Proxy and return them as soon as possible to the Company's registrar, Lloyds TSB Registrars, at the address set out on the Forms of Proxy, but in any event so as to be received by no later than 10.00 a.m. on 23 July 2007, in the case of the Court Meeting (BLUE form) and by no later than 10.15 a.m. on 23 July 2007, in the case of the EGM (WHITE form).

This will enable your votes to be counted at the Meetings in the event of your absence. If the BLUE Form of Proxy for use at the Court Meeting is not lodged with Lloyds TSB Registrars by 10.00 a.m. on 25 July 2007, it may be handed to Lloyds TSB Registrars on behalf of the Chairman of the Court Meeting at the start of the Meeting.

Alternatively, First Choice Shareholders who hold First Choice Shares in uncertificated form (i.e. in CREST) may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to accompanying notes for the notice of EGM set out at the end of this document). Proxies submitted via CREST must be transmitted so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

Amendments to First Choice Articles

The Scheme will take effect in relation to the following First Choice Shares in issue at the Scheme Record Time:

(i) all of the ordinary shares of First Choice issued prior to the Voting Record Time (as defined in the Scheme); and

(ii) any First Choice Shares issued on or after the Voting Record Time and before 6.00 p.m. on the Business Day immediately preceding the day of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder thereof agrees in writing to be so bound.

As mentioned above, it is proposed that the articles of association of First Choice be amended at the EGM to ensure that any First Choice Shares issued under the First Choice Share Schemes (or otherwise) between the Voting Record Time and 6.00 p.m. on the Business Day immediately preceding the day of the Reduction Court Order will be subject to the Scheme.

It is also proposed to amend the articles of association of First Choice so that any First Choice Shares issued to persons other than TUI Travel and/or its nominee(s) ("**New Members**") on or after 6.00 p.m. on the Business Day immediately preceding the day of the Reduction Court Order will be automatically transferred (immediately after the Scheme Effective Time or, if later, upon the issue of such First Choice Shares) to TUI Travel and/or its nominee(s) and, in consideration for such transfer, the New Members will receive TUI Travel Shares following the Scheme Effective Time (or, if later, immediately following such transfer). This will avoid any person (other than TUI Travel) being left with First Choice Shares after dealings in such shares have been suspended and/or their listing has been cancelled.

Copies of First Choice's existing articles of association and copies of the articles of association as proposed to be amended at the EGM are available for further inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on a weekday (Saturdays, Sundays and public holidays excepted) until the close of the EGM and will also be available for inspection at the place of the EGM for at least 15 minutes prior to, and during, the EGM.

Sanction of the Scheme by the Court

Under the Companies Act, the Scheme requires the sanction of the Court and the confirmation by the Court of the associated reduction of capital. The Scheme Court Hearing is expected to be held on 29 August 2007 and the Reduction Court Hearing is expected to be held on 31 August 2007. TUI Travel has confirmed that it will be represented by counsel at the Scheme Court Hearing and the Reduction Court Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of an office copy of the Scheme Court Order and of the Reduction Court Order to the Registrar of Companies, and the registration by him of the Reduction Court Order.

If the Scheme becomes effective, it will be binding on First Choice and all holders of Scheme Shares, including any holders of First Choice Shares and who did not vote to approve the Scheme or who voted against the Scheme.

If the Scheme does not become effective by 31 October 2007 (or such later date (if any) as TUI Travel and First Choice may agree and the Court may allow) the Scheme will not become effective and the Merger will not proceed.

8. Listings, dealings and settlement

Listings and dealings in First Choice Shares and TUI Travel Shares

First Choice Shares may only be traded on the London Stock Exchange until immediately prior to the Scheme Record Time which is expected to be at 6.00 p.m. on 31 August 2007. At the Scheme Record Time, the admission to trading of the First Choice Shares on the London Stock Exchange will be suspended and no transfers of First Choice Shares will be registered thereafter.

Applications will be made to the UK Listing Authority and the London Stock Exchange for the cancellation of the listing of the First Choice Shares on the Official List and of the trading in First Choice Shares on the London Stock Exchange's main market for listed securities respectively, with effect from 8.00 a.m. on the Scheme Effective Date.

With effect from the Scheme Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of First Choice to deliver up the same to First Choice or to any person appointed by First Choice to receive the same for cancellation or to destroy such share certificate.

With effect from the Scheme Effective Date, CRESTCo will be instructed to cancel entitlements to Scheme Shares held in uncertificated form.

Application will be made to the UK Listing Authority for the TUI Travel Shares to be admitted to the Official List in accordance with the Listing Rules and to the London Stock Exchange for the TUI Travel Shares to be admitted to the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings, for normal settlement, will commence at 8.00 a.m. on the Scheme Effective Date which, subject to the sanction of the Scheme by the Court and the satisfaction of the other conditions of the Merger, is expected to be on 3 September 2007.

Settlement

Subject to the Merger becoming effective (and except as provided in paragraph 8 of Part V of this document in relation to certain Overseas Shareholders), settlement of the consideration to which any First Choice Shareholder is entitled under the Scheme will be effected in the following manner:

First Choice Shares in uncertificated form, (that is, in CREST)

Where, at the Scheme Record Time, a First Choice Shareholder holds First Choice Shares in uncertificated form, the TUI Travel Shares to which such First Choice Shareholder is entitled will be issued to such person in uncertificated form through CREST. TUI Travel will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such First Choice Shareholder with such person's entitlement to TUI Travel Shares at the commencement of dealings in the TUI Travel Shares.

As from the Scheme Record Time, each holding of First Choice Shares credited to any stock account in CREST will be disabled and all First Choice Shares will be removed from CREST in due course.

TUI Travel reserves the right to issue the TUI Travel Shares referred to in this section to all or any First Choice Shareholder(s) in certificated form in the manner referred to below if, for any reason, it wishes to do so.

First Choice Shares in certificated form (that is, outside CREST)

Where, at the Scheme Record Time, a First Choice Shareholder holds First Choice Shares in certificated form, the TUI Travel Shares to which such First Choice Shareholder is entitled will be issued in certificated form. Definitive certificates for TUI Travel Shares will be despatched by first class post, airmail if overseas, (or such other method(s) as may be approved by the Takeover Panel and the UK Listing Authority) to the address appearing in the register of members of First Choice at the Scheme Record Time (or, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holding concerned) or in accordance with any applicable special instructions received by Lloyds TSB Registrars regarding communications prior to the Scheme Record Time. Definitive certificates will be issued as soon as practicable and no later than 14 days after the Scheme Effective Date.

General

All documents sent to First Choice Shareholders will be sent at their own risk.

In relation to TUI Travel Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such TUI Travel Shares as referred to above. Pending the issue of definitive certificates for such TUI Travel Shares, former First Choice Shareholders wishing to register transfers of such TUI Travel Shares may certify their share transfer forms against the register of members of TUI Travel by contacting Lloyds TSB Registrars. On the registration of any such transfers, the transferee will receive a TUI Travel share certificate.

All mandates relating to the payment of dividends and other instructions (or deemed instructions) given (or deemed given) to First Choice by First Choice Shareholders in force at the Scheme Effective Time relating to holdings of First Choice Shares (including, without limitation, instructions in

relation to summary financial statements) will, unless and until amended or revoked, be deemed as from the Scheme Effective Time to be effective mandates or instructions in respect of the corresponding TUI Travel Shares.

9. The First Choice Directors and the effect of the Scheme on their interests

The interests of the First Choice Directors in the share capital of First Choice are as set out in paragraph 3.2(a) of Part V of this document.

In common with the other participants in the First Choice Share Schemes, First Choice Directors who are holders of options or awards under those schemes will be able to exercise or exchange their options as described in further detail in paragraph 13 of this Part II.

Details of the current service contracts (including termination provisions) of the executive directors of First Choice and the current letters of appointment of the non-executive directors of First Choice are set out in paragraph 7 of Part V of this document. Details of the proposed service agreements for those executive directors of First Choice who will become directors of TUI Travel and details of the proposed letters of appointment for the non-executive directors of TUI Travel are set out in paragraph 4 of Part IV of the Prospectus.

Save as disclosed, the total emoluments received by the Directors of First Choice will not be varied automatically as a consequence of the Merger.

Save as set out above, the effect of the Scheme on the interests of the First Choice Directors does not differ from its effect on the like interests of any First Choice Shareholder.

10. Irrevocable undertakings

The First Choice has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions at the EGM from First Choice Directors holding in aggregate 3,409,056 First Choice Shares, representing, in aggregate, approximately 0.64 per cent. of the existing issued share capital of First Choice.

Further details of such irrevocable undertakings are set out in paragraph 5 of Part V of this document.

11. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, it is intended that TUI Travel follows a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, such as the ongoing expansion of the Specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertakes a Court-approved capital reduction under section 135 of the Companies Act to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

12. Capital Resources

TUI Travel will be financed through three principal facilities: (i) a new bank facility which will provide £600 million of funding in the form of cash advances, letters of credit and bank guarantees (subject to a maximum amount of £200 million which may be drawn down in the form of a letter of credit or bank guarantee); (ii) a new bonding facility which will provide £400 million of funding in the form of a bonding line; and (iii) a €2 billion shareholder loan from TUI AG. A summary of the terms of the bank facilities referred to in (i) and (ii) above and the Shareholder Loan Agreement referred to in (iii) above are set out in paragraphs 12.1.7, 12.1.8 and 12.1.3 respectively of Part XI of the Prospectus.

Information on the capital resources of TUI Tourism and First Choice is set out in paragraph 2.2 of Part VI and paragraph 2.2 of Part VIII of the Prospectus respectively.

13. First Choice Share Schemes

First Choice currently operates the First Choice Holidays Performance Share Plan ("**First Choice PSP**"), the First Choice Holidays Deferred Annual Bonus Scheme ("**First Choice DABS**") and the First Choice Holidays Share Incentive Plan ("**First Choice SIP**") which are similar to the proposed TUI Travel PSP, TUI Travel DABS and TUI Travel SIP each of which is summarised in paragraph 14 below. In addition, there are two legacy schemes with residual outstanding awards: the First Choice Holidays PLC Restricted Share Plan ("**First Choice RSP**") and the First Choice Holidays Senior Executive Plan ("**First Choice SEP**").

As a result of the Scheme of Arrangement there will be no further awards granted under the First Choice Share Schemes and all outstanding awards will either vest to the extent permitted in accordance with the rules or be replaced by equivalent awards over TUI Travel Shares as explained below.

First Choice PSP

There are awards outstanding over approximately 5,430,701 First Choice Shares under the First Choice PSP (as at the latest practicable date before the publication of this document). It is expected that only a proportion of these shares will be released upon the Court sanction of the Scheme of Arrangement after taking account of the level of performance to date and time pro-rating for the early release of the shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two thirds of the 2005 awards, one half of the 2006 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the awards which will be released shortly before the date of Court sanction based on performance to that time. The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has also determined that the balance of the shares which are ineligible for release to date on account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards, one half of the shares in the case of the 2006 awards, and two thirds in the case of the 2007 awards) will be eligible for replacement awards over TUI Travel Shares of equivalent value (or, in the case of certain awards made mostly to pilots, replacement awards over cash or alternative benefits of equivalent value) which may be held until the normal release date under the terms of the First Choice PSP, subject to the achievement of the performance targets and pro-rating for time (if the award is released early upon cessation of employment or a corporate event).

First Choice DABS

There are awards outstanding over approximately 877,704 First Choice Shares under awards of deferred shares ("**Deferred Awards**") and 3,062,466 First Choice Shares under awards of matching shares ("**Matching Awards**") under the First Choice DABS (as at the latest practicable date before the publication of this document). All of the Deferred Awards, which were awarded in lieu of bonuses, and a proportion of the Matching Awards, will be released upon the Court sanction of the Scheme of Arrangement after taking account of the level of performance to that date and time pro-rating for the early release of shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two thirds of the 2005 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the Matching Awards which will be released shortly before the date of Court sanction.

The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has determined that participants will also receive a cash sum equivalent to the dividends to which they would have been entitled in respect of their Deferred Awards.

The First Choice Remuneration Committee has also determined that the balance of the Matching Awards which are ineligible for release taking account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards and two thirds of the shares in the case of the 2007 awards) will be eligible for replacement awards over TUI Travel Shares of equivalent value which may be held until the normal release date under the First Choice DABS, subject to the achievement of performance targets and pro-rating for time (if the award is released early upon cessation of employment or a corporate event).

First Choice RSP

There are approximately 3,700,974 First Choice Shares outstanding under the First Choice RSP (as at the last practicable date before the publication of this document).

The rules provide that, upon the Court sanctioning the Scheme, the First Choice Remuneration Committee can determine whether to release all or part of any award. In view of the performance to date the First Choice Remuneration Committee has determined that the awards should be released in full.

The exercise of the released awards will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

First Choice SEP

There are options outstanding over approximately 5,861,995 First Choice Shares under the First Choice SEP (as at the last practicable date before the publication of this document).

The rules provide that all of the options will be exercisable upon a Scheme of Arrangement without regard to performance. The exercise of the options will be subject to the Court sanctioning the Scheme of Arrangement and to the payment of the option price (representing market value at the date of grant), income tax and National Insurance contributions (or an equivalent social security liability).

First Choice SIP

There are approximately 879,157 First Choice Shares held under the First Choice SIP as at the last practicable date before the publication of this document.

The existing First Choice Shares held under the First Choice SIP will be replaced by TUI Travel Shares under the Scheme on the same basis as First Choice Shareholders will exchange their shares under the Scheme of Arrangement. The replacement TUI Travel shares will then be held under the First Choice SIP on the same terms and conditions as the current First Choice Shares. First Choice employees will be allowed to continue to save under the SIP for TUI Travel Shares after the Merger on the same terms as they presently save for First Choice Shares.

14. Adoption of new Enlarged Group Share Incentive Schemes

Adoption of new Enlarged Group Share Incentive Schemes

TUI Travel has established five employee incentive schemes which may be used after Admission. There are two discretionary employee schemes for senior executives: a Performance Share Plan ("**TUI Travel PSP**") and a Deferred Annual Bonus Scheme ("**TUI Travel DABS**"), and there are also two all-employee share schemes: a Share Incentive Plan ("**TUI Travel SIP**") and a Savings-Related Share Option Scheme ("**TUI Travel SAYE Scheme**"), both of which will be submitted for approval by Her Majesty's Revenue and Customs ("**HMRC**") under the Income Tax (Earnings and Pensions) Act 2003. The Board has made no decision whether to operate the TUI Travel SIP and the TUI Travel SAYE Scheme, or either of them, following Admission.

In addition, TUI Travel has established the Value Creation Synergy Plan ("**TUI Travel VCSP**") which is a discretionary one-off three-year scheme which will be used after Admission and provides for a combination of cash and share incentives designed to maximise the synergistic benefits of the Merger and drive shareholder value creation.

These five schemes (together referred to as the "**TUI Travel Incentive Schemes**") have been established by the TUI Travel Directors and resolutions will be put to First Choice Shareholders at the First Choice EGM approving the operation of these schemes in principle.

The TUI Travel Remuneration Committee will review the TUI Travel PSP, TUI Travel DABS and TUI Travel VCSP with a view to bringing forward any appropriate proposals for changes to executive incentive schemes at the 2008 Annual General Meeting.

Set out below is a summary of the principal features of the five schemes.

TUI Travel PSP

Under the TUI Travel PSP, participants will receive conditional allocations of TUI Travel Shares which will be released after a period of three years, provided that pre-set performance targets are satisfied.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel PSP, at the discretion of the TUI Travel Remuneration Committee. It is proposed that only executive TUI Travel Directors, senior executives and selected professional key employee groups will normally be selected for participation.

Individual Limits

The maximum aggregate market value of shares which may be allocated under the TUI Travel PSP to any employee in any financial year shall not exceed two times that employee's base salary (or, where the TUI Travel Remuneration Committee considers there are exceptional circumstances, four times the employee's base salary). No amount is payable by participants on allocation.

Performance Targets

Allocations will only vest and be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. No shares will be released unless, over the performance period, the performance targets have been met. The performance targets will be based 50 per cent. on earnings per share, and 50 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between 10 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100m of synergy benefits achieved over the three-year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between the median and upper quartile performance, or greater. There will be no retesting of any performance targets.

Vesting of allocations will also be subject to underpins relating to the Group's return on invested capital and weighted average cost of capital to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further

grants, but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the allocation date his allocation will normally be forfeited. However, in the event of his death, injury, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or upon sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, allocations will vest, subject to both performance targets having been met to that date and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, allocations will normally vest, subject to performance targets having been achieved and to time pro-rating. However, allocations will not vest where participants are offered replacement allocations on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations will continue but over replacement shares in the acquiring company and with similar performance targets.

TUI Travel DABS

Under the TUI Travel DABS, participants will defer a proportion of their pre-tax annual performance-related bonus, which will be used to acquire TUI Travel Shares ("**deferred shares**"). These deferred shares, together with a conditional allocation of ordinary shares ("**matching shares**") equal to up to four times the number of deferred shares, will be released after a period of three years. The release of the deferred shares will not be subject to any further performance targets. The release of the matching shares will be subject to further pre-set performance targets being satisfied, as described below.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel DABS at the discretion of the TUI Travel Remuneration Committee. It is proposed that only Executive TUI Travel Directors and senior managers and selected professional key employee groups will normally be selected for participation.

Deferred Shares

Where an employee is selected for participation in the TUI Travel DABS, he will be required to invest at least one quarter of his pre-tax annual bonus in deferred shares, subject to the deferral being not less than an amount which may be specified from time to time. The participant may elect to invest a further amount of up to a quarter of his pre-tax annual bonus in deferred shares, i.e. an overall maximum of one half of his pre-tax bonus can be invested in deferred shares. The investment in deferred shares will be made at a price per deferred share which is equal to the middle market quotation of a TUI Travel Share on the date of investment.

Performance Targets

Allocations of matching shares will only vest and the shares be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. The performance targets will be based 75 per cent. on earnings per share and 25 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between 10 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100m of synergy benefits achieved over the three-year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. will vest, on a straight-line basis, between the median and upper quartile performance or greater. There will be no re-testing of any performance targets.

Vesting of allocations of matching shares will also be subject to underpins related to the Enlarged Group's return on invested capital and weighted average cost of capital to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further grants but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the date of allocation, his matching shares will normally be forfeited. His deferred shares will be released to him at this point (or at such later stage as the matching shares are to be released), unless cessation of employment is a result of dismissal for gross misconduct, in which case the deferred shares will be forfeited and there will be no release of matching shares.

In certain circumstances, including leaving on account of death, injury, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or upon the sale of the business or subsidiary for which the participant works, allocations of matching shares will vest, subject to both performance targets having been met and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations of matching shares to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, allocations of matching shares will normally vest subject to performance targets having been achieved and time pro-rating. Deferred shares will also be released at this point. However, no allocations will vest where participants are offered replacement allocations of matching and deferred shares on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations of matching shares will continue, but over replacement shares in the new company and with similar performance targets and no deferred shares will be released early.

TUI Travel Sharesave Scheme

The TUI Travel SAYE Scheme will provide for the grant of options over TUI Travel Shares to be purchased out of the proceeds of a linked SAYE savings account with a bank or building society. Whether, and when, any grants will be made will be determined by the TUI Travel Board.

Eligibility

All UK employees of the Enlarged Group who have worked for any qualifying period as may be determined by the TUI Travel Board (but not to exceed five years) and any other employees (including overseas employees nominated by the TUI Travel Board) will be eligible to participate in the scheme.

Grant Price

Options may be granted at an acquisition price which is not less than 80 per cent. of the middle market quotation of a TUI Travel Share on the London Stock Exchange dealing day (or average over the three dealing days) immediately before the day invitations are sent out (or some other date agreed with HMRC). If shares are to be subscribed, the acquisition price will also not be lower than nominal value.

Grant Period

Invitations for the grant of options will normally only be issued within the 42-day period following TUI Travel's announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

Leaving employment

Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Enlarged Group by reason of death, injury, ill health or disability, redundancy, retirement or on the sale of their employing company or business out of the Enlarged Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason (except dismissal for gross misconduct), provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

Corporate events

Options may be exercised in the event of a takeover, reconstruction or amalgamation or winding-up of TUI Travel, to the extent of the accumulated savings under the participant's savings contract (together with any interest due). In the event of another company acquiring control of TUI Travel, participants may in certain circumstances be allowed to exchange their options for options over shares in the acquiring company.

TUI Travel SIP

The TUI Travel SIP is constituted under a trust deed and rules which will provide for TUI Travel to make various types of award over TUI Travel Shares which are held by trustees on behalf of participants. Whether, and when, any grants will be made will be determined by the TUI Travel Board.

Eligibility

All UK employees of the Enlarged Group with the requisite qualifying period of service (which will be determined by the TUI Travel Board from time to time and may not exceed 18 months qualifying service) are entitled to participate. Overseas employees who would otherwise qualify, but who do not pay UK tax, may be invited to participate.

Free Shares

The TUI Travel SIP allows for awards of up to £3,000 worth of free shares in total in any tax year. Awards may be made on the basis of equal numbers of shares, pro-rata earnings or on the basis of other similar terms including objective performance conditions achieved prior to the making of the awards.

Partnership Shares

The TUI Travel SIP allows for participants to purchase up to £1,500 worth of shares (or 10 per cent. of the participant's annual salary, if less) in total in any tax year. Deductions may be made from salary each month, or may be accumulated over a period of up to 12 months and then applied in the acquisition of shares. Any lump sum purchases may also be made within the statutory limit.

Matching Shares

The TUI Travel SIP allows for additional free shares to be awarded based on the number of partnership shares acquired. The maximum award per employee is two matching shares for each partnership share—up to £3,000 worth of matching shares in total in any tax year.

Dividend Shares

The TUI Travel SIP also allows for the reinvestment in shares of up to £1,500 worth of cash dividends in total in any tax year.

Acquisition of Shares

The trustees may buy shares in the market or subscribe for new shares. Free and matching shares are funded by participating Enlarged Group companies.

Holding Period

Free shares and matching shares must be held in the TUI Travel SIP for a holding period which expires between three and five years after award, or, if earlier, when the participant ceases to be employed by an Enlarged Group company. Dividend shares must remain in the TUI Travel SIP for a holding period of three years or, if earlier, until the participant ceases to be employed within the Enlarged Group. Partnership shares may be withdrawn from the TUI Travel SIP at any time subject to any PAYE liabilities which may be due.

Voting, Dividend and Other Rights

While the shares are held in the TUI Travel SIP, the participant remains the beneficial owner and is entitled to receive dividends (subject to any reinvestment in dividend shares) and, through the TUI Travel SIP, to vote and to participate in substantially the same way as other shareholders. Shares may be left in the TUI Travel SIP until the participant ceases to be employed within the Enlarged Group.

Forfeiture

Free and matching shares may be forfeited if the participant ceases to be employed within the Enlarged Group before the expiry of a period specified by the TUI Travel Board (not exceeding three years) beginning with the date of award of such shares, unless he leaves employment due to injury, ill health, disability, redundancy, sale of the business or subsidiary by which he is employed, death or retirement. The TUI Travel Board may also provide that, if a participant withdraws his partnership shares from the TUI Travel SIP within three years of the date on which they were acquired, his corresponding matching shares shall be forfeited.

Corporate Events

Participants' shares are dealt with in the same way as any other shareholder upon a takeover or reconstruction. Any shares issued to the TUI Travel SIP in place of any shares on a takeover or reconstruction will be held in the TUI Travel SIP.

TUI Travel VCSP

Under the TUI Travel VCSP, which is a one-off three year plan, participants will receive an award which will be satisfied by a combination of cash and TUI Travel Shares, provided that pre-set performance targets are satisfied. The performance targets will be based on the achievement of the synergistic objectives of the Merger.

Eligibility

The TUI Travel Remuneration Committee will nominate executive directors and senior executives for participation in the plan. Up to 12 directors and senior executives are expected to participate.

Individual Limits

The maximum aggregate limit on awards for any individual under the TUI Travel VCSP will vary according to his level of responsibility, but the maximum award over three years will be no greater than an amount between 225 per cent. and 450 per cent. of base salary before statutory deductions for PAYE and similar liabilities. The awards will be a combination of cash and shares which will vest in three equal tranches over three years as shown below:

Tranche 1 (2007/2008): 50 per cent. cash and 50 per cent. shares;

Tranche 2 (2008/2009): 50 per cent. cash and 50 per cent. shares; and

Tranche 3 (2009/2010): 100 per cent. cash.

While any cash entitlement will be paid annually, no shares will be released until the end of the three-year period.

Performance Target

The vesting of the annual tranches will be subject to the achievement of annual performance targets over the three-year period—2007/2008 to 2009/2010. The release of the share elements will be subject to a further overall three-year performance target. The performance targets will be set by the TUI Travel Remuneration Committee and will be based upon the achievement of the synergistic benefits of the Merger and margin enhancement. Following consultation with key institutional shareholders the overall three year performance targets have been set at a "target" of £100 million (below which no vesting will occur) with a payment and vesting scale up to a stretch level of £150 million. The TUI Travel Remuneration Committee will set targets for the first two years of the plan consistent with the achievement of the overall three-year performance targets. In addition, the Remuneration Committee will set annual margin targets (below which no payment or vesting will occur). This is intended to ensure that synergy benefits translate to enhanced margins for the Enlarged Group.

At target annual performance, the proportion vesting under each annual tranche will be in the range of 37.5 per cent. to 75 per cent. of salary. For the achievement of annual stretching performance measures, the proportion vesting under each annual tranche will be in the range of 75 per cent. to 150 per cent. of salary. Annual performance will relate to the achievement of annual synergistic benefits of the Merger and will be subject to an annual margin enhancement underpin.

Cessation of Employment

If a participant leaves employment before the end of the three-year performance period his award will normally be forfeited. However, in the event of his death, injury, ill health, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or on a sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, any unvested tranches will lapse. The share elements of each tranche will vest, subject to performance targets having been met to that date and pro-rating for time elapsed compared to the total length of the performance period. In other circumstances, the TUI Travel Remuneration Committee will have discretion to allow the share elements in any outstanding tranches to vest as above, or to continue to subsist, as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, awards will normally vest, subject to performance targets having been achieved and to time pro-rating. However, awards will not vest where participants are offered replacement awards on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, awards will continue but over replacement shares in the acquiring company and with similar performance targets.

Provisions relating to all TUI Travel Incentive Schemes

Scheme Limits

The maximum number of new ordinary shares which may be issued or issuable under the TUI Travel Incentive Schemes shall be as follows:

- in any ten-year period, not more than five per cent. of the ordinary share capital of TUI Travel from time to time under the TUI Travel PSP, the TUI Travel DABS and the TUI Travel VCSP; and
- in any ten-year period, not more than 10 per cent. of the ordinary share capital of TUI Travel from time to time under all TUI Travel Incentive Schemes.

For the purpose of these limits no accounts will be taken of any shares where the right to acquire the shares has been released, lapsed or otherwise become incapable of exercise or vesting.

The current guidelines issued by the Association of British Insurers ("**ABI**") state that the transfer of Treasury Shares should count towards the overall scheme limits outlined above. These guidelines will be reflected in the trust deed and rules of each of the TUI Travel Incentive Schemes for as long as this remains ABI policy.

Scheme Shares

All awards and options which are granted over TUI Travel Shares will be over shares which may be new issue, Treasury Shares or purchased by any trustees in the market.

Non-executive directors

Non-Executive Directors cannot participate in any of the TUI Travel Incentive Schemes.

Non-pensionable benefits

All of the benefits under the TUI Travel Incentive Schemes are non-pensionable.

Non-transferability

Allocations and awards under the TUI Travel Incentive Schemes will not be transferable (other than to the participant's personal representatives in the event of his or her death).

Variations of Share Capital

Allocations under the TUI Travel PSP, TUI Travel DABS, TUI Travel SAYE Scheme and TUI Travel VCSP may be adjusted following certain variations in the ordinary share capital of TUI Travel including a capitalisation, rights issue or sub-division, consolidation or reduction of capital of TUI Travel. The prior approval of HMRC is required for adjustment of options under the TUI Travel SAYE Scheme.

Rights attaching to shares

Shares to be issued and allotted under the TUI Travel Incentive Schemes will rank equally with all other ordinary shares then in issue but will not qualify for dividends or other rights arising by reference to a prior record date.

Alterations to the schemes

The TUI Travel Board (or the TUI Travel Remuneration Committee) may amend the TUI Travel Incentive Schemes provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of TUI Travel Shares under the TUI Travel Incentive Schemes, or the transfer of Treasury Shares under the TUI Travel Incentive Schemes, the basis for determining a participant's entitlement to, and the terms of, TUI Travel Shares or cash provided under the TUI Travel Incentive Schemes and the adjustment of such awards or options. However, shareholders' approval will not be required for only minor administrative charges or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment. No amendment to any key feature will be made to the TUI Travel SAYE Scheme or TUI Travel SIP without the prior approval of HMRC.

Extension of the schemes overseas

The terms of each of the TUI Travel Incentive Schemes provide the TUI Travel Board with the power to extend the schemes to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions, by either making conditional allocations in TUI Travel Shares or equivalent phantom allocations, where the awards would be satisfied in cash. Share awards under any such arrangements for overseas employees will count against the limits on the issue of shares under the TUI Travel Incentive Schemes and will not provide participants with benefits greater than those provided under those schemes.

Termination

None of the TUI Travel Incentive Schemes will be operated more than ten years after adoption without shareholder approval. The TUI Travel Remuneration Committee or the TUI Travel Board, as appropriate, will regularly review the operation of the TUI Travel Incentive Schemes.

15. Pensions

First Choice

The First Choice Group operates pension schemes for employees who are eligible and wishing to participate in the schemes. The First Choice Group sponsors three defined benefit pension schemes

which are the Air 2000 Limited Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme (together the "**UK Defined Benefit Schemes**") and the Emerald Star Limited pension scheme. All three defined benefit pension schemes are closed to new entrants.

Although no formal valuations of the UK Defined Benefit Schemes have been carried out since 1 November 2003 and 1 July 2005 in relation to the Emerald Star Limited pension scheme, the independent scheme actuary has estimated the total pension deficit as at 31 October 2006. At 31 October 2006, on an IAS 19 basis, the aggregate value of the assets and liabilities of those pension schemes was estimated to be:

	As at 31 October 2006
	£ million
Fair value of assets	**67.0**
Present value of funded obligations	**(91.7)**
Recognised liability for defined benefit obligations	**(24.7)**

Of the IAS 19 liability of £24.7 million, £14.0 million related to the Air 2000 scheme and £11.2 million related to the Unijet scheme.

The Trustees have indicated that they may request that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

Special employer contributions are payable in respect of the Air 2000 scheme and the Unijet scheme as follows:

	Air 2000 scheme	Unijet scheme
Paid on 1 June 2006	**£3.5 million**	**£2.5 million**
Payable by 1 June 2007	**£3.4 million**	**£2.5 million**
Payable by 1 June 2008, 2009 and 2010	**£0.9 million**	**£1.2 million**

Source: Annual report and current schedule of contributions

The First Choice Group also operates defined contribution pension schemes for employees and executive directors. The non-executive directors of First Choice do not participate in the First Choice Group's pension schemes. The First Choice Group contribution rate for the Chief Executive is 50 per cent. of base salary which is paid into a self-invested personal pension. Contributions in excess of the HMRC annual allowance are made as non-pensionable cash payments equivalent to the First Choice Group's contractual pension contribution. The First Choice Group contribution rate for the other Executive directors is 25 per cent. of base salary.

The Trustees are considering requesting that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

The Trustees of the UK Defined Benefit Schemes are currently conducting an actuarial valuation of the schemes which must be finalised by 1 February 2008. As part of that valuation process, the effect of the transaction on the covenant of First Choice Airways Limited, the main employer of members of the UK Defined Benefit Scheme, will be assessed.

The directors have been advised that the transaction is not a Type A transaction for the purposes of the Pensions Regulator's clearance guidance and no application for clearance is being made. On completion, the transaction will be notified to the Pensions Regulator as a "Notifiable Event" under the Pensions Regulator (Notifiable Events) Regulations 2005.

Certain aspects of the pensions arrangements are further discussed in Part I (Risk Factors) of the Prospectus.

TUI Tourism

TUI Northern Europe Limited has six defined benefit schemes. These are the TUI Pension Scheme (UK), the Britannia Airways Limited Superannuation and Life Assurance Scheme, the Orion Airways

Pension and Life Assurance Scheme and the Jetsave Retirement Benefits Plan, the TUI Northern Europe Executive Pension Scheme No 2 and the Callers 1978 Pension and Life Assurance Scheme.

TUI Northern Europe Limited also has two deferred members and one pensioner member in an unfunded unapproved retirement benefit plan.

The last formal valuation of the TUI Pension Scheme (UK) was prepared as at 31 March 2005 when, on an ongoing basis, the aggregate value of the assets was £234.1 million, and the total value of assets required to provide past service benefits was £307.1 million, giving rise to a funding shortfall on an ongoing basis of £73 million. Since 1 April 2006, TUI Northern Europe Limited made normal contributions of 25 per cent. of members' pensionable salaries. As at 31 December 2006, 75 per cent. of the total plan assets were held as equities, nine per cent. are held as corporate bonds, nine per cent. are held as government bonds and seven per cent. are held as cash.

On an accounting basis, as at 31 December 2006, it was estimated that the value of the assets and liabilities of the TUI Pension Scheme (UK) were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£331.6 million	£284.9 million
Present value of funded obligations	£446.7 million	£430.3 million
Recognised liability for defined benefit obligations	£115.2 million	£145.4 million

Employer contributions to the TUI Pension Scheme (UK) during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£25.9 million	£17.5 million

In relation to the defined benefit section of the Britannia Airways Limited Superannuation and Life Assurance Scheme (Britannia Airways is now known as Thomsonfly), an IAS 19 report for the year ending 31 December 2006, using an FRS17 style method, estimated that the value of the assets and liabilities of the Britannia Airways Limited Scheme were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£439.5 million	£408.4 million
Present value of funded obligations	£662.4 million	£747.3 million
Recognised liability for defined benefit obligations	£222.9 million	£338.9 million

Employer contributions to the Britannia Scheme during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£16.9 million	£17.1 million

According to the preliminary actuarial valuation results of the Orion Airways Pension and Life Assurance Scheme, as at 31 March 2006 the scheme had a deficit of £1.22 million. The same valuation records that, following the March 2004 actuarial valuation the employer agreed to pay contributions of £120,000 per annum in order to pay off the ongoing deficit of the scheme. However, the 2006 preliminary results suggest that additional employer "top-up" contributions would be required to eliminate the past service deficit.

According to an actuarial report on the Jetsave Retirement Benefits Plan in December 2004, the scheme had a deficit of £1.41 million. Independent pensions consultants have suggested that the funding level of employer contributions should be £20,000 per month for the period 1 November 2004 to 31 March 2006 and £11,000 per month thereafter.

The Callers 1978 Pension & Life Assurance Scheme is in the process of being wound up with the benefits being bought out with an insurance company. The formal wind up commenced in December 2004. According to the actuarial valuation report for the Callers 1978 Pension & Life Assurance Scheme at 1 April 2005, the scheme's assets represent 82 per cent. of the amount required to cover all of its accrued liabilities yet to be secured.

TUI Tourism also has funded pension obligations in countries outside the UK, in particular in relation to German defined benefit pension schemes, which equalled €74.5 million in 2006, and in relation to French defined benefit pension schemes, which equalled €10.2 million in 2006.

Certain aspects of the pension arrangements are further discussed in Part I (Risk Factors) of the Prospectus.

16. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements. Please refer to paragraph 8 of Part V of this document for further details.

17. United Kingdom taxation

The following statements, which are intended as a general guide only and are based on current legislation and the current practice of HMRC, summarise certain limited aspects of the United Kingdom taxation treatment of the Merger. They relate only to the position of First Choice Shareholders who become TUI Travel Shareholders by virtue of the Merger and who (unless the position of non-United Kingdom resident shareholders is expressly referred to) are resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes, who hold their First Choice Shares and, subsequently, will hold their TUI Travel Shares as an investment, and who are absolute beneficial owners of their First Choice Shares and their TUI Travel Shares. The statements may not apply to certain classes of First Choice Shareholders and TUI Travel Shareholders, such as market makers, brokers, dealers in securities, intermediaries, persons connected with depositary arrangements or clearance services or persons regarded as having obtained their First Choice Shares or their TUI Travel Shares by reason of their employment. The statements are not intended to be, and should not be construed to be, legal or taxation advice to any particular First Choice Shareholder or TUI Travel Shareholder.

Any First Choice or TUI Travel Shareholders who are in doubt as to their tax position or who are subject to taxation in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.

United Kingdom Taxation of Chargeable Gains

Liability to United Kingdom taxation of chargeable gains will depend on the individual circumstances of shareholders.

A First Choice Shareholder should not be treated as making a disposal of his First Choice Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that he receives TUI Travel Shares under the Merger. Any chargeable gain or allowable loss which would otherwise have arisen on a disposal of his First Choice Shares will be "rolled-over" into the TUI Travel Shares so that the TUI Travel Shares will be treated as the same asset as the First Choice Shares, acquired at the same time as the First Choice Shares and for the same acquisition cost.

First Choice Shareholders are advised that clearance has been obtained from HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 (the "**TCGA**") that Section 137 TCGA shall not have effect in respect of the Merger. Therefore the Merger should not be treated as being undertaken otherwise than for bona fide commercial reasons or for a main tax avoidance purpose, and Section 137 TCGA should not be capable of applying to preclude the above "roll-over"

treatment for a First Choice Shareholder who, together with persons connected with him or her, holds more than five per cent. of the First Choice Shares.

A subsequent disposal of TUI Travel Shares by a TUI Travel Shareholder who is either resident or ordinarily resident in the United Kingdom may, subject to the TUI Travel Shareholder's circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom taxation of chargeable gains.

Dividends on the TUI Travel Shares

Under current United Kingdom taxation legislation, there is no United Kingdom withholding tax on dividends.

(a) Non-corporate holders of TUI Travel Shares

A holder of TUI Travel Shares who is an individual resident in the United Kingdom for United Kingdom tax purposes and who receives a dividend from TUI Travel will generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The value of the tax credit is currently equal to 10 per cent. of the aggregate of the dividend and the related tax credit (the "**gross dividend**"), which is also equal to one-ninth of the cash dividend received.

A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax in respect of the gross dividend. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate of 32.5 per cent. on the cash dividend and related tax credit, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax. For example, a dividend of £80 will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

Generally, non-corporate holders of TUI Travel Shares who are resident in the United Kingdom but who are not liable to income tax or corporation tax on dividends including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by TUI Travel.

TUI Travel Shareholders who hold their TUI Travel Shares in an ISA or PEP are exempt from tax on dividends paid by TUI Travel but are not entitled to recover the tax credit on the dividends paid from HMRC.

(b) Corporate Holders of TUI Travel Shares

Holders of TUI Travel Shares within the charge to corporation tax and resident for tax purposes in the United Kingdom will generally not be subject to corporation tax on dividends received from TUI Travel. Those Shareholders will not be entitled to claim repayment of tax credits attaching to dividends.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT will be payable by TUI Travel Shareholders on the allotment, issue or registration of the TUI Travel Shares.

A transfer for value of TUI Travel Shares outside the CREST system will generally be subject to United Kingdom stamp duty or to SDRT. Stamp duty and SDRT are normally the liability of a purchaser. Stamp duty is generally payable on an instrument transferring TUI Travel Shares at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer of the TUI Travel Shares (rounded up to the nearest £5). A charge to SDRT will also normally arise on an unconditional

agreement to transfer TUI Travel Shares equal to 0.5 per cent. of the amount or value of the consideration payable for the transfer. However, if within six years of the date on which the agreement is made (or, if that agreement is conditional, the date on which the condition is satisfied) an instrument of transfer is executed pursuant to the agreement and duly stamped, any SDRT paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made within the six year period, and any outstanding liability to SDRT will be cancelled.

Transfers of TUI Travel Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CRESTCo is obliged to collect SDRT from the purchaser of TUI Travel Shares on relevant transactions settled within the system. Deposits of TUI Travel Shares in CREST will not be subject to stamp duty and, unless the transfer into CREST is itself for consideration, will not be subject to SDRT. Special rules may apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

Personal Equity Plans ("PEPs") and Individual Savings Accounts ("ISAs")

TUI Travel Shares should be eligible to be held within a PEP or an ISA as qualifying securities. Shareholders are reminded that no new subscription may now be made to PEPs.

18. Action to be taken

Your attention is drawn to page 6 and paragraph 14 of the letter from the Chairman of First Choice set out in Part I of this document, which explain the action you should take in relation to the Scheme.

19. Further information

The terms of the Scheme are set out in full in Part III of this document. Further information regarding First Choice, TUI AG and TUI Travel is set out in Part V of this document and in the Prospectus.

Yours faithfully,

Matthew Jarman

for and on behalf of
Lazard & Co., Limited

Yours faithfully,

Alastair Mathieson

for and on behalf of
Deutsche Bank AG,
London Branch

Charles Wilkinson

for and on behalf of
Deutsche Bank AG,
London Branch

Part III

Scheme of Arrangement

IN THE HIGH COURT OF JUSTICE **CHANCERY DIVISION** **COMPANIES COURT**	**No: 4493 of 2007**

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under Section 425 of the Companies Act 1985)

between

FIRST CHOICE HOLIDAYS PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A) In the Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

"Act"	means the Companies Act 1985, as amended;
"Business Day"	means any day (excluding Saturday, Sunday or public holidays in England or Wales) on which banks are open for general banking business in the City of London;
"certificated" or "certificated form"	means, in relation to a share or other security, a share or other security which is not in uncertificated form (that is, not in CREST);
"Court"	means Her Majesty's High Court of Justice in England and Wales or the Court of Appeal in England and Wales, as the case may be;
"Court Meeting"	means the meeting of the holders of First Choice Shares convened by order of the Court pursuant to Section 425 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), and any adjournment of that meeting;
"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI No. 2001/3755);
"CRESTCo"	means CRESTCo Limited;
"Encumbrances"	means all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third party rights of any nature whatsoever;

"First Choice"	means First Choice Holidays PLC, registered in England and Wales with number 48967;
"First Choice Share Schemes"	means the First Choice Holidays Senior Executive Plan, the First Choice Holidays PLC Restricted Share Plan, the First Choice Holidays Deferred Annual Bonus Scheme, the First Choice Holidays Performance Share Plan and the First Choice Holidays Share Incentive Plan;
"First Choice Shares"	means ordinary shares of 3 pence each in the capital of First Choice;
"holder"	means a registered holder of shares and includes any person(s) entitled by transmission;
"Member"	means a member of First Choice on the register of members at any relevant date;
"Merger"	means the proposed combination of First Choice and TUI Tourism pursuant to the terms of and subject to the Merger Agreement (as defined in the Scheme Document);
"Merger Agreement"	means the merger agreement entered into between First Choice, TUI AG and TUI Travel and dated 19 March 2007;
"nominee"	means a person acting solely and exclusively as nominee and bare trustee of another person;
"Reduction Court Order"	means the order of the Court confirming the Reduction of Capital;
"Reduction of Capital"	means the reduction of First Choice's share capital involving the cancellation of the Scheme Shares provided for by this Scheme under section 137 of the Act;
"Relevant Holders"	means the holders of Scheme Shares whose names appear in the register of members of First Choice at the Scheme Record Time;
"Scheme"	means the scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by First Choice and TUI Travel;
"Scheme Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Act;
"Scheme Document"	means the circular dated 29 June 2007 addressed to the holders of First Choice Shares containing the Scheme and an explanatory statement in compliance with section 426 of the Act;
"Scheme Effective Date"	means the date on which the Scheme becomes effective in accordance with its terms and **"Scheme Effective Time"** means the time on such date at which the Scheme becomes effective;
"Scheme Record Time"	means 6.00 p.m. (London time) on the Business Day immediately preceding the Scheme Effective Date;
"Scheme Shares"	means: (i) any First Choice Shares in issue at the date of this document;

(ii) any First Choice Shares issued after the date of this document and prior to the Voting Record Time; and

(iii) any First Choice Shares issued at or after the Voting Record Time and before 6.00 p.m. on the Business Day immediately preceding the date of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme;

but excluding in each case any First Choice Shares held by TUI Travel at the Scheme Record Time;

"Takeover Panel"	means the Panel on Takeovers and Mergers;
"TUI AG"	means TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover;
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets which is constituted by the TUI Tourism Group;
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on completion of the Merger;
"TUI Travel"	means TUI Travel PLC, registered in England and Wales with number 6072876;
"TUI Travel Shares"	means ordinary shares of 10 pence each in the capital of TUI Travel to be issued to the holders of the Scheme Shares under clause 2 of the Scheme;
"UK Listing Authority"	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or **"uncertificated form"**	means in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST; and
"Voting Record Time"	means 6.00 p.m. (London Time) on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be).

(B) The authorised share capital of First Choice at the date of the Scheme is £223,500,000 divided into 199,500,000 convertible cumulative redeemable preference shares of £1 each (none of which is in issue) and 800,000,000 First Choice Shares of which 530,577,303 First Choice Shares have been issued and are credited as fully paid. The remaining First Choice Shares are unissued, but there are subsisting rights to subscribe for up to 17,259,768 First Choice Shares under the First Choice Share Schemes.

(C) TUI Travel was incorporated and registered in England and Wales on 29 January 2007 under the Act as a public limited company with registered number 6072876 and the name Coppereagle Public Limited Company. By virtue of a special resolution dated 19 June 2007 Coppereagle Public Limited Company changed its name to TUI Travel PLC.

(D) The authorised share capital of TUI Travel at the date of this Scheme is £100,000 divided into 50,002 ordinary shares of £1 nominal value each and 49,998 redeemable preference shares of

£1 nominal value each, of which two ordinary shares and 49,998 redeemable preference shares are in issue and are held as follows.

Andrew John	1 ordinary share of £1
TUI AG	1 ordinary share of £1
TUI AG	49,998 redeemable preference shares of £1

(E) TUI Travel has agreed to appear by counsel at the hearing of the petition to sanction the Scheme and at the hearing confirming the Reduction of Capital, to consent to the Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the Scheme.

The Scheme

1. Cancellation of Scheme Shares

(a) The share capital of First Choice shall be reduced by cancelling and extinguishing the Scheme Shares.

(b) Forthwith and contingently upon the reduction of capital referred to in sub-clause 1(a) of the Scheme taking effect:

(i) the authorised share capital of First Choice shall be increased to its former amount by the creation of such number of new ordinary shares of 3 pence each as shall be equal to the number of Scheme Shares cancelled pursuant to sub-clause 1(a) of this Scheme; and

(ii) First Choice shall apply the reserve arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares created pursuant to sub-clause 1(b)(i) of this Scheme which shall be allotted and issued free from Encumbrances and credited as fully paid to TUI Travel.

2. Consideration for the cancellation of the Scheme Shares

Subject to, and in consideration for, the cancellation of the Scheme Shares and the allotment and issue of the new ordinary shares in First Choice as provided in sub-clause 1(b)(ii) of this Scheme, TUI Travel shall allot and issue to or for the account of each holder of Scheme Shares (as appearing in the register of members of First Choice at the Scheme Record Time) free from Encumbrances and credited as fully paid, subject as hereinafter provided, TUI Travel Shares on the following basis:

for each Scheme Share appearing on the register of First Choice at the Scheme Record Time	**one TUI Travel Share**

3. Scheme Shares—Share Certificates and cancellation of CREST entitlements

(a) With effect from and on the Scheme Effective Time, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of First Choice to deliver up the same to First Choice or to any person appointed by First Choice to receive the same for cancellation or to destroy such share certificate.

(b) With effect from and on the Scheme Effective Time, in respect of those holders of Scheme Shares held in uncertificated form, CRESTCo shall be instructed to cancel such holders' entitlement to such Scheme Shares and appropriate entries will be made in the register of members of First Choice with effect from the Scheme Effective Date to reflect their cancellation.

4. Allotment and issue of TUI Travel Shares

(a) The TUI Travel Shares to be issued pursuant to clause 2 of this Scheme shall be issued free from Encumbrances, credited as fully paid and shall rank *pari passu* with all other TUI Travel Shares in issue at the Scheme Effective Time and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared on the TUI Travel Shares after the Scheme Effective Time.

(b) As soon as practicable (and in any event not later than seven days) after the Scheme Effective Date, TUI Travel shall make all such allotments of and shall issue such TUI Travel Shares as are required to be issued by it to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clause 4(c) but subject to sub-clause 4(d) of the Scheme.

(c) Settlement of the consideration shall be effected as follows:

(i) where, at the Scheme Record Time, a Member holds Scheme Shares in uncertificated form in CREST the TUI Travel Shares to which such person is entitled shall be issued to such person in uncertificated form through CREST. TUI Travel shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Member with such person's entitlement to the TUI Travel Shares at the commencement of dealings in the TUI Travel Shares.

As from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course thereafter.

TUI Travel reserves the right to issue the TUI Travel Shares to all or any Member(s) who hold Scheme Shares in uncertificated form in CREST at the Scheme Record Time in the manner referred to in sub-clause 4(c)(ii) below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this sub-clause 4(c)(i); and

(ii) where, at the Scheme Record Time, a Member holds Scheme Shares in certificated form the TUI Travel Shares to which such person is entitled shall be issued in certificated form. Definitive certificates shall be issued as soon as practicable, in any event not later than fourteen days after the Scheme Effective Date.

(d) The provisions of this clause 4 of this Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, TUI Travel is advised that the allotment and/or issue of TUI Travel Shares pursuant to this clause 4 directly to such holder would or might infringe the laws of such jurisdiction or would or may require TUI Travel to observe any governmental or other consent or any registration, filing or other formality, with which TUI Travel is unable to comply or which TUI Travel regards as unduly onerous to comply with, TUI Travel may, in its sole discretion, either:

(i) determine that TUI Travel Shares shall not be allotted and issued to such holder under the Scheme but shall instead be allotted and issued to a nominee appointed by TUI Travel as trustee for such holder on terms that the nominee shall, as soon as practicable following the Scheme Effective Time, sell the TUI Travel Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) by sending a cheque for the net proceeds (denominated in sterling currency) to such holder or creating an assured payment obligation in accordance with the provisions of sub-clause 4(e) below. In the absence of bad faith or wilful default, none of First Choice, TUI Travel, their respective nominees or their respective directors and officers, shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(ii) determine that such TUI Travel Shares shall be sold, in which event the TUI Travel Shares shall be issued to such holder and TUI Travel shall appoint a person to act pursuant to this

sub-clause 4(d)(ii) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which TUI Travel has made such a determination shall, subject to sub-clause 4(b), as soon as practicable following the Scheme Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deductions of all expenses and commissions, including any value added tax payable thereon) shall be paid to such holder by sending a cheque for the net proceeds (denominated in sterling currency) to such holder. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider expedient in connection with such sale. In the absence of bad faith or wilful default, none of First Choice, TUI Travel or their respective directors and officers or the person so appointed, shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(e) (i) In the case of Scheme Shares to be sold in accordance with sub-clause 4(d)(i) which are in uncertificated form at the Scheme Record Time, TUI Travel shall, on behalf of the nominee appointed pursuant to sub-clause 4(d)(i) make any cash payment pursuant to sub-clause 4(d)(i) by arranging for the creation of an assured payment obligation in favour of the payment bank of the Relevant Holders of such Scheme Shares in accordance with CREST assured payment arrangements (as set out in the CREST Manual) provided that TUI Travel may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a UK clearing bank despatched by post and in such case sub-clause 4(e)(ii) shall apply, to the extent it is appropriate; or

(ii) in the case of Scheme Shares to be sold in accordance with sub-clause 4(d)(i) which are in uncertificated form at the Scheme Record Time, TUI Travel shall on behalf of the nominee appointed pursuant to sub-clause 4(d)(i) make any cash payment pursuant to sub-clause 4(d)(i) by delivering to the persons respectively entitled thereto, or as they may direct, cheques in sterling drawn on a UK clearing bank by post by the fourteenth day following the Effective Date.

(f) All deliveries of certificates and cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post, airmail if overseas, (or such other method as may be approved by the Takeover Panel and the UK Listing Authority) to the address appearing in the register of members of First Choice at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name appears first in the register of members of First Choice in respect of such joint holding) or in accordance with any applicable special instructions received by Lloyds TSB Registrars regarding communications prior to the Scheme Record Time.

(g) None of TUI Travel, First Choice or any nominee referred to in sub-clause 4(d)(i) nor the person appointed by TUI Travel pursuant to sub-clause 4(d)(ii) shall be responsible for any loss or delay in the delivery of any certificates or cheques posted in accordance with sub-paragraphs (c), (d), (e) and (f) of this clause 4, which shall be posted at the risk of the persons entitled thereto.

(h) All cheques and warrants shall be in sterling drawn on a UK clearing bank and made payable to the holder or, in the case of joint holders, to the first named of such holders of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to TUI Travel, the nominee referred to in sub-clause 4(d)(i) and the person appointed by TUI Travel pursuant to sub-clause 4(d)(ii) for the moneys represented thereby.

(i) Prior to the issue of new share certificates in respect of TUI Travel Shares to Relevant Holders pursuant to sub-clause 4(c)(ii), transfers of the TUI Travel Shares issued to them pursuant to this Scheme shall be certified against the register of members of TUI Travel. Existing certificate(s) for Scheme Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Scheme Shares comprised therein. In respect of those Relevant Holders holding their TUI Travel Shares in uncertificated form, CRESTCo shall be instructed to cancel such Relevant Holder's entitlement to TUI Travel Shares on and from the Effective Date.

5. Declarations and information relating to the nationality of First Choice Shareholders

Each declaration made in the case of Scheme Shares held in certificated form and each item of information relating to nationality provided through a relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 201/3755)) in the case of Scheme Shares held in uncertificated form for the purposes of article 31 of the articles of association of TUI Travel shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective declaration or provision of information (as the case may be) for the purposes of article 31 of the articles of association of TUI Travel.

6. The Scheme Effective Time

(a) The Scheme shall become effective as soon as office copies of the Scheme Court Order and the Reduction Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the Reduction Court Order, have been registered by him.

(b) Unless the Scheme shall have become effective on or before the close of business on 31 October 2007 (London time), or such later date (if any) as First Choice and TUI Travel may agree and the Court may approve, the Scheme shall never become effective.

7. Modification

First Choice and TUI Travel may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

8. Costs

First Choice is authorised to and permitted to pay all its costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

Dated 29 June 2007

Part IV

Financial Information

Section A

Financial information on First Choice Holidays PLC

The financial information incorporated in this Section A of this Part IV of this document by reference to the Prospectus does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Section A(i): Financial information on First Choice for the last three years ended 31 October 2006

Parts VII-B and VII-C (Financial Information on First Choice) of the Prospectus contain information which cover the last 3 financial years ended 31 October 2006, including: turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share.

Section A(ii): Unaudited interim results of First Choice for the six months ended 30 April 2007

Part VII—D (Financial Information on First Choice) of the Prospectus contains information which cover the six months ended 30 April 2007, including: turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends and earnings and dividends per share.

Section B

Financial information on TUI AG

Section B(i): Financial information on TUI AG for the three years to 31 December 2006

The following section sets out consolidated financial information on TUI AG for the last 3 financial years ended 31 December 2006, including turnover, net profit or loss before and after taxation, the charge for tax, minority interests, the amount absorbed by dividends and earnings and dividends per share.

The notes to such information, including in relation to the significant accounting policies in accordance with which it has been prepared, will be available for inspection as set out in paragraph 11 of Part V of this document.

Consolidated IFRS Profit and Loss Statement

	2006	2005	2004
	€ million	€ million	€ million
Turnover	20,514.6	18,201.3	16,293.3
Other income	749.0	603.8	655.0
Change in inventories and other own work capitalised	+10.7	(3.2)	+12.0
Cost of material and purchased services	15,495.5	12,900.3	11,216.6
Personnel costs	2,435.4	2,304.2	2,198.3
Depreciation and amortisation	667.4	504.9	438.5
Impairment	763.8	18.3	4.0
Other expenses	2,517.4	2,489.5	2,513.1
Financial income	226.7	185.0	161.7
Financial expenses	408.1	421.9	370.6
Result from companies measured at equity	+50.5	+39.1	+39.7
Earnings before taxes on income	**(736.1)**	**386.9**	**420.6**
Income taxes	+127.6	+86.8	+55.4
Result from continuing operations	**(863.7)**	**300.1**	**365.2**
Result from discontinuing operations	+17.1	+196.2	+206.8
Group profit/loss for the year	**(846.6)**	**+496.3**	**+572.0**
Group profit for the year attributable to shareholders of TUI AG	(893.3)	+458.0	+528.2
Group profit for the year attributable to minority interests	+46.7	+38.3	+43.8
Group profit/loss for the year	**(846.6)**	**+496.3**	**+572.0**

	2006	2005	2004
Basic earnings per share	**(3.66)**	**+2.29**	**+2.96**
from continuing operations	(3.73)	+1.32	+1.81
from discontinuing operations	+0.07	+0.97	+1.15
Diluted earnings per share	**(3.66)**	**+2.17**	**+2.77**
from continuing operations	(3.73)	+1.28	+1.72
from discontinuing operations	+0.06	+0.89	+1.05
Dividend per TUI AG share	**0.00**	**0.77**	**0.77**

Consolidated IFRS Balance Sheet

	31 December 2006	31 December 2005	31 December 2004
	€ million	€ million	€ million
Assets			
Goodwill	3,134.8	3,836.2	3,763.8
Other intangible assets	604.9	863.5	178.1
Investment property	95.7	90.2	140.4
Property, plant and equipment	5,145.7	5,882.2	4,481.9
Companies measured at equity	407.7	372.7	339.5
Financial assets available for sale	117.3	122.9	
Investments			413.5
Trade accounts receivable and other receivables	351.7	364.9	
Other receivables and assets			189.7
Derivative financial instruments	7.8	51.1	19.1
Current and deferred income tax claims	275.6	299.4	345.2
Non-current assets	**10,141.2**	**11,883.1**	**9,871.2**
Inventories	129.3	150.4	357.1
Financial assets available for sale	5.8	5.8	
Trade accounts receivable and other receivables	1,778.0	1,856.5	
Trade accounts receivable			687.9
Derivative financial instruments	76.2	149.1	104.6
Other receivables and assets			847.1
Current and deferred income tax claims	23.4	15.6	21.4
Cash and cash equivalents	688.7	599.2	481.1
Assets held for sale	171.4	714.7	—
Current assets	**2,872.8**	**3,491.3**	**2,499.2**
	13,014.0	15,374.4	12,370.4
Equity and liabilities			
Subscribed capital	641.7	641.0	457.0
Capital reserves	2,396.2	2,385.0	1,566.3
Revenue reserves	(597.9)	783.8	400.1
Hybrid capital	294.8	294.8	—
Equity before minority interests	**2,734.8**	**4,104.6**	**2,423.4**
Minority interests	275.5	262.2	236.4
Equity	**3,010.3**	**4,366.8**	**2,659.8**
Pension provisions and similar obligations	1,056.1	1,260.8	1,022.6
Current income tax provisions	177.0	195.4	118.8
Deferred income tax provisions	60.1	144.4	192.5
Other provisions	435.5	401.9	340.1
Non-current provisions	**1,728.7**	**2,002.5**	**1,674.0**
Financial liabilities	3,477.6	3,213.9	3,328.8
Derivative financial instruments	27.0	32.1	72.2
Other liabilities	28.3	39.4	77.9
Non-current liabilities	**3,532.9**	**3,285.4**	**3,478.9**
Non-current provisions and liabilities	**5,261.6**	**5,287.9**	**5,152.9**
Pension provisions and similar obligations	29.0	32.8	39.7
Current income tax provisions	87.8	19.8	16.8
Other provisions	575.9	601.0	602.1
Current provisions	**692.7**	**653.6**	**658.6**
Financial liabilities	422.0	1,144.3	402.9
Trade accounts payable	1,958.4	2,078.7	1,844.6
Derivative financial instruments	116.2	41.0	146.1
Other liabilities	1,550.7	1,513.6	1,505.5
Current liabilities	**4,047.3**	**4,777.6**	**3,899.1**
Liabilities related to assets held for sale	**2.1**	**288.5**	**—**
Current provisions and liabilities	**4,742.1**	**5,719.7**	**4,557.7**
	13,014.0	15,374.4	12,370.4

Statements of Recognised Income and Expenses for periods 2004, 2005 and 2006

	2006	2005	2004
	€ million	€ million	€ million
Currency translation	(216.7)	175.1	(61.9)
Recognition of differences from currency translations in profit or loss	68.4	—	—
Change in value of companies measured at equity with no effect on profit or loss	(11.8)	—	—
Changes in the fair value of available for sale financial instruments	15.1	(0.1)	0.6
Recognition of available for sale financial instruments in profit or loss	—	(0.6)	(50.0)
Changes in the fair value of cash flow hedges	(237.4)	102.9	0.3
Recognition of results of cash flow hedges in profit or loss	(109.0)	92.0	73.4
Actuarial gains and losses from pension provisions and associated fund assets	183.7	(297.6)	(28.3)
Tax item directly offset against equity	64.7	23.5	2.6
Income and expenses directly recognised in equity	**(243.0)**	**95.2**	**(63.3)**
Group profit/loss	(846.6)	496.3	572.0
Total income and expenses recognised in the financial year	**(1,089.6)**	**591.5**	**508.7**
attributable to shareholders of TUI AG	(1,123.9)	543.7	467.4
attributable to minority interest	34.3	47.8	41.3

Consolidated IFRS Cash Flow Statement

	2006	2005	2004
	€ million	€ million	€ million
Group profit/loss	(846.6)	494.8	572.0
Deprecation, amortisation and impairments (+)/write-back (–)	1,448.7	529.8	565.3
Other non-cash expenses (+)/income (–)	(13.0)	(59.3)	(57.4)
Interest expenses (excl. interest relating to pension obligations)	272.1	278.2	252.8
Profit (–)/Loss (+) from disposals of non-current assets	(275.5)	(182.1)	(204.0)
Increase (–)/decrease (+) in inventories	(45.1)	94.5	(110.2)
Increase (–)/decrease (+) in receivables and other assets	32.6	(161.9)	25.0
Increase (+)/decrease (–) in provisions	13.9	71.0	(93.7)
Increase (+)/decrease (–) in liabilities (excl. financial liabilities)	(120.6)	(100.4)	13.7
Cash inflow/outflow from operating activities	**466.5**	**964.6**	**963.5**
Payments received from disposals of property, plant and equipment, investment property and intangible assets	610.2	345.2	124.5
Payments received from disposals of consolidated companies (excl. disposals of cash and cash equivalents due to divestments)	719.7	351.0	731.6
Payments received from the disposals of other non-current assets	54.8	144.9	59.5
Payments made for the investment in property, plant and equipment, investment property and intangible assets	(650.9)	(856.8)	(666.5)
Payments made for investments in consolidated companies (excl. cash and cash equivalents received due to acquisitions)	(43.9)	(2,099.7)	(203.3)
Payments made for the investment in other non-current assets	(51.3)	(37.4)	(61.9)
Cash inflow/outflow from investing activities	**638.6**	**(2,152.8)**	**(16.1)**
Payments received from capital increases and allowances by shareholders	8.9	1,281.1	3.2
Dividend payments			
—TUI AG	(193.1)	(137.6)	(137.4)
—subsidiaries to other shareholders	(16.5)	(12.5)	(19.6)
Payments received from the issue of loans and the raising of financial liabilities	611.1	2,086.8	1,897.3
Payments made for redemption of loans and financial liabilities	(1,223.2)	(1,594.7)	(2,336.4)
Interest paid	(239.9)	(316.6)	(220.1)
Cash inflow/outflow from financing activities	**(1,052.7)**	**1,306.5**	**(813.0)**
Net change in cash and cash equivalents	**52.4**	**118.3**	**134.4**
Development of cash and cash equivalents			
Cash and cash equivalents at beginning of period	**607.5**	**481.1**	**348.5**
Change in cash and cash equivalents due to changes in consolidation	25.7	(2.0)	3.5
Change in cash and cash equivalents due to exchange rate fluctuations	3.1	10.1	(5.3)
Change in cash and cash equivalents with cash effects	52.4	118.3	134.4
Cash and cash equivalents at end of period	**688.7**	**607.5**	**481.1**
of which included in the balance sheet item assets classified as held for sale	0.0	8.3	—
Cash and cash equivalents at end of period for continuing operations	**688.7**	**599.2**	**—**

Section B(ii): Unaudited interim financial statement of TUI AG for the three months ended 31 March 2007

The following section sets out consolidated financial information on TUI AG for the three months ended 31 March 2007, including turnover, net profit or loss before and after taxation, the charge for tax, minority interests, the amount absorbed by dividends and earnings per share:

Consolidated IFRS Profit and Loss Statement

	Q1 2007	Q1 2006
	€ million	€ million
Turnover	4,094.1	4,200.4
Other income	326.1	308.0
Changes in inventories and other own work capitalised	+2.4	+4.2
Cost of material and purchased services	3,282.0	3,199.2
Personnel costs	538.7	613.4
Depreciation and amortisation	156.7	169.3
Impairment	0.0	1.1
Other expenses	559.7	628.7
Financial income	63.1	70.0
Financial expenses	95.8	104.5
Result from companies measured at equity	+7.1	+5.0
Earnings before taxes on income	**(140.1)**	**(128.6)**
Income taxes	(34.3)	(20.2)
Result from continuing operations	**(105.8)**	**(108.4)**
Result from discontinuing operations	0.0	+17.5
Group profit/loss	**(105.8)**	**(90.9)**
Group profit/loss attributable to shareholders of TUI AG	(117.2)	(93.7)
Group profit/loss attributable to minority interests	+11.4	+2.8
Group profit/loss	**(105.8)**	**(90.9)**

	Q1 2007	Q1 2006
Basic earnings per share	**(0.47)**	**(0.38)**
from continuing operations	(0.47)	(0.42)
from discontinuing operations	+0.00	+0.04
Diluted earnings per share	**(0.47)**	**(0.38)**
from continuing operations	(0.47)	(0.42)
from discontinuing operations	+0.00	+0.04

Consolidated IFRS Balance Sheet as at 31 December 2006 and 31 March 2007

	31 March 2007	31 December 2006
	€ million	€ million
Assets		
Goodwill	3,116.4	3,134.8
Other intangible assets	581.4	604.9
Investment property	93.5	95.7
Property, plant and equipment	5,171.3	5,145.7
Companies measured at equity	453.8	407.7
Financial assets available for sale	116.6	117.3
Trade accounts receivable and other receivables	307.6	351.7
Derivative financial instruments	9.7	7.8
Deferred income tax claims	196.6	275.6
Non-current assets	**10,046.9**	**10,141.2**
Inventories	209.9	129.3
Financial assets available for sale	5.8	5.8
Trade accounts receivable and other receivables	2,150.3	1,778.0
Derivative financial instruments	159.9	76.2
Current income tax claims	56.6	23.4
Cash and cash equivalents	942.8	688.7
Assets held for sale	4.7	171.4
Current assets	**3,530.0**	**2,872.8**
	13,576.9	**13,014.0**

	31 March 2007	31 December 2006
	€ million	€ million
Equity and liabilities		
Subscribed capital	641.7	641.7
Capital reserves	2,396.2	2,396.2
Revenue reserves	(580.7)	(597.9)
Hybrid capital	294.8	294.8
Equity before minority interests	**2,752.0**	**2,734.8**
Minority interests	280.0	275.5
Equity	**3,032.0**	**3,010.3**
Pension provisions and similar obligations	903.6	1,056.1
Current income tax provisions	143.6	177.0
Deferred income tax provisions	36.0	60.1
Other provisions	368.8	435.5
Non-current provisions	**1,452.0**	**1,728.7**
Financial liabilities	3,516.2	3,477.6
Derivative financial instruments	18.2	27.0
Other liabilities	32.3	28.3
Non-current liabilities	**3,566.7**	**3,532.9**
Non-current provisions and liabilities	**5,018.7**	**5,261.6**
Pension provisions and similar obligations	21.7	29.0
Current income tax provisions	131.2	87.8
Other provisions	637.0	575.9
Current provisions	**789.9**	**692.7**
Financial liabilities	475.9	422.0
Trade accounts payable	2,016.6	1,958.4
Derivative financial instruments	71.1	116.2
Other liabilities	2,172.7	1,550.7
Current liabilities	**4,736.3**	**4,047.3**
Liabilities related to assets held for sale	**0.0**	**2.1**
Current provisions and liabilities	**5,526.2**	**4,742.1**
	13,576.9	13,014.0

Statements of Recognised Income and Expenses

	Q1 2007	Q1 2006
	€ million	€ million
Currency translation	(25.4)	(86.2)
Change in value with no effect on net income from companies measured at equity	14.0	0.0
Reserves for change in value of financial instruments	71.3	(43.5)
Actuarial gains and losses from pension obligations and associated fund assets	149.9	26.9
Tax item directly offset against equity	(57.4)	8.7
Income and expenses directly recognised in equity	**152.4**	**(94.1)**
Group profit	(105.8)	(90.9)
Total income and expenses recognised in the financial year	**46.6**	**(185.0)**
attributable to shareholders of TUI AG	37.6	(184.2)
attributable to minority interests	9.0	(0.8)

Consolidated IFRS Cash Flow Statement

	Q1 2007	Q1 2006
	€ million	€ million
Cash flow from operating activities	204.0	236.6
Cash flow from investing activities	18.9	26.1
Cash flow from financing activities	24.6	(20.4)
Change in funds with cash effect	**247.5**	**242.3**
Change in cash and cash equival. due to changes in consolidation and exchange rate fluctuations	**6.6**	**(6.4)**
Cash and cash equivalents at the beginning of the period	**688.7**	**607.5**
Cash and cash equivalents at the end of the period	**942.8**	**843.4**
of which included in the balance sheet item assets classified held for sale	0.0	4.1
Cash and cash equivalents at the end of the period for continuing operations	**942.8**	**839.3**

Section C

Financial information on TUI Tourism

Financial Information relating to TUI Tourism for the three years ended 31 December 2006 is set out in Part V of the Prospectus.

Section D

Unaudited pro forma financial information on the Enlarged Group

Part X of the Prospectus contains an unaudited pro forma income statement and an unaudited pro forma combined net assets statement. The unaudited pro forma income statement has been prepared to illustrate the effect on TUI Travel for the period ended 31 May 2007 as if the Merger had taken place on 1 January 2007. The audited pro forma net assets statement has been prepared to illustrate the effect on the net assets of TUI Travel as if the Merger had taken place on 31 May 2007. Such pro forma statements address a hypothetical situation and, therefore, do not represent TUI Travel's actual financial result or position following the Merger.

Part V

Additional information

1. Responsibility

1.1 The First Choice Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document, other than information relating to the Enlarged Group, TUI Travel, TUI Tourism, TUI AG, the TUI Travel Directors, the TUI AG Directors and the immediate families and related trusts of and persons connected with such directors for which responsibility is taken by others pursuant to paragraphs 1.2 and 1.3 below. To the best of the knowledge and belief of the First Choice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 The TUI AG Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to TUI AG, TUI Tourism, the TUI AG Directors, and the immediate families and related trusts of and persons connected with such directors. To the best of the knowledge and belief of the TUI AG Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.3 The TUI Travel Directors, whose names are set out in paragraph 2.3 below, accept responsibility for the information contained in this document relating to the Enlarged Group, TUI Travel TUI Travel Directors and the immediate families and related trusts of and persons connected with such directors. To the best of the knowledge and belief of the TUI Travel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and registered offices

2.1 The current directors of First Choice are:

Sir Michael Hodgkinson	Non-Executive Chairman
Peter Long	Chief Executive
Paul Bowtell	Group Finance Director
Dermot Blastland	Managing Director, Mainstream Holidays
Tony Campbell	Non-Executive Director and Senior Independent Director
Clare Chapman	Non-Executive Director
Bill Dalton	Non-Executive Director
Jeremy Hicks	Non-Executive Director
Susan Hooper	Non-Executive Director
Giles Thorley	Non-Executive Director

The business address of each of the Directors of First Choice is at First Choice's registered office.

The principal and registered office of First Choice is at First Choice House, London Road, Crawley, West Sussex RH10 9GX.

2.2 TUI AG is a public company incorporated under the laws of Germany.

The current members of the executive board of TUI AG are:

Dr Michael Frenzel	Chairman
Rainer Feuerhake	Chief Financial Officer
Dr Peter Engelen	Human Resources and Legal Affairs
Peter Rothwell	Tourism
Michael Behrendt	Shipping
Christoph Mueller	Controlling

The registered office of TUI AG is at Karl-Wiechert-Allee 4, 30625 Hanover.

2.3 The current directors of TUI Travel are:

Dr Michael Frenzel	Chairman
Sir Michael Hodgkinson	Independent Deputy Chairman
Peter Long	Chief Executive
Peter Rothwell	Deputy Chief Executive
Paul Bowtell	Chief Financial Officer
William Waggott	Commercial Director
Christoph Mueller	Aviation Director
Volker Böttcher	Managing Director, Central Europe
Rainer Feuerhake	Non-Executive Director
Tony Campbell	Non-Executive Director
Clare Chapman	Independent Non-Executive Director
Bill Dalton	Independent Non-Executive Director
Jeremy Hicks	Independent Non-Executive Director
Giles Thorley	Independent Non-Executive Director

The business address of each of the directors of TUI Travel is at TUI Travel's registered office.

The principal and registered office of TUI Travel is at First Choice House, London Road, Crawley, West Sussex RH10 9GX.

3. Interests and dealings in shares

3.1 Definitions and references

For the purposes of this Part V:

(a) "**acting in concert**" with TUI Travel means any such person acting or deemed to be acting in concert with TUI Travel for the purposes of the Takeover Code;

(b) "**arrangement**" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c) "**associate**" of any company means:

(i) its parent company (if any), its subsidiaries, fellow subsidiaries, their associated companies, and companies of which any such parent, subsidiaries, fellow subsidiaries or associated companies are associated companies (for this purpose, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of "associated company" status);

(ii) its connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(iii) its directors and the directors of any company covered in (i) above (together in each case with their close relatives and related trusts);

(iv) its pension funds or the pension funds of any company covered in (i) above;

(d) "**connected adviser**" has the meaning attributed to it in the Takeover Code;

(e) "**connected person**" has the meaning attributed to it in section 346 of the Companies Act;

(f) "**control**" means an interest or interests in shares carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give *de facto* control;

(g) "**dealing**" or "**dealt**" includes the following:

(i) the acquisition or disposal of relevant securities, of the right (whether conditional or absolute) to exercise or direct the exercise of voting rights attached to relevant securities, or of general control of relevant securities;

(ii) the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option, (including a traded option contract) in respect of any securities;

(iii) subscribing or agreeing to subscribe for relevant securities;

(iv) the exercise or conversion, whether in respect of new or existing securities, of any relevant securities carrying conversion or subscription rights;

(v) the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to relevant securities;

(vi) entering into, terminating or varying the terms of any agreement to purchase or sell relevant securities; and

(vii) any other action resulting, or which may result, in an increase or decrease in the number of relevant securities in which a person is interested or in respect of which he has a short position;

(h) "**derivative**" includes any financial product the value of which, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

(i) "**disclosure period**" means the period commencing twelve months prior to 27 June 2007 (being the latest practicable date prior to the posting of this document);

(j) being "**interested**" in relevant securities includes where a person:

(i) owns them;

(ii) has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;

(iii) by virtue of any agreement to purchase, option or derivative, has the right or option to acquire them or call for their delivery; or is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

(iv) is party to any derivative whose value is determined by reference to their price; and which results, or may result, in his having a long position in them.

(k) "**relevant First Choice securities**" means First Choice Shares (or derivatives referenced thereto) and securities convertible into, rights to subscribe for an options (including traded options) in respect threreof;

(l) "**relevant securities**" includes relevant First Choice securities and relevant TUI AG securities;

(m) "**relevant TUI AG securities**" means TUI AG Shares (or derivatives referenced thereto) and securities convertible into, rights to subscribe for an options (including traded options) in respect threreof; and

(n) **"short positions"** means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

3.2 **Interests and Dealings in relevant First Choice securities**

(a) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the interests, rights to subscribe and short positions in relevant First Choice securities of the Directors of First Choice, their immediate families, related trusts and connected persons (all of which are beneficial unless otherwise stated) other than in connection with First Choice Share Schemes (which are disclosed in paragraph (b) below) were as follows:

Name	Number of First Choice Shares
Sir Michael Hodgkinson	20,000
Peter Long	2,869,706*
Paul Bowtell	12,771*
Dermot Blastland	440,775
Tony Campbell	40,804
Giles Thorley	25,000

* Includes First Choice Shares held under the First Choice Share Incentive Plan

(b) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the following awards and options over relevant First Choice securities had been granted to the Directors of First Choice or their respective immediate families, related trusts and connected persons under the First Choice Share Schemes and remained outstanding:

Restricted Share Plan (Converted Shares)	Date of Award	Number of Shares awarded	Release Date	Expiry of exercise period (60 days)
Peter Long				
RSP 59-39	27.07.04	87,896	27.07.07	25.09.07
RSP 61-41	14.12.04	105,263	14.12.07	12.02.08
RSP 62-42	23.12.04	267,536	23.12.07	21.02.08

Performance Share Plan	Date of Award	Number of Shares awarded	Vesting date
PSP 1	14.12.05	277,427	14.12.08
PSP 4	13.02.07	259,616	13.02.10

Deferred Annual Bonus Scheme	Date of Award	Number of Shares awarded	Vesting date	
DABS1 - Deferred (1)	14.12.05	87,241	14.12.07	(DABS1 In 2 tranches)
DABS1 - Deferred (2)	14.12.05	43,621	14.12.08	
DABS1 - Matching	14.12.05	523,448	14.12.08	
DABS2 - Deferred	13.02.07	122,308	13.02.10	
DABS2 - Matching	13.02.07	489,232	13.02.10	

Senior Executive Plan	Number of Shares under option	Price at which option exercisable (pence)	Date from which exercisable	Expiry of exercise period
Granted 30.10.02 - SEP XII	958,904	109.50	30.10.07	30.10.09
Granted 09.12.03 - SEP XIII	828,096	135.25	09.12.08	09.12.10

Restricted Share Plan (Converted Shares)	Date of Grant	Number of Shares awarded	Release Date	Expiry of exercise period (60 days)
Paul Bowtell				
RSP 60-40	13.10.04	419,548	13.10.07	12.12.07
RSP 61-41	14.12.04	157,894	14.12.07	12.02.08

Performance Share Plan	Date of Award	Number of Shares awarded	Vesting date	Expiry of exercise period (60 days)
PSP 1	14.12.05	114,504	14.12.08	
PSP 4	13.02.07	111,058	13.02.10	

Deferred Annual Bonus Scheme	Date of Award	Number of Shares awarded	Vesting date	
DABS1 – Deferred (1)	14.12.05	40,713	14.12.07	(DABS1 In 2 tranches)
DABS1 – Deferred (2)	14.12.05	20,356	14.12.08	
DABS1 – Matching	14.12.05	244,276	14.12.08	
DABS2 – Deferred	13.02.07	58,846	13.02.10	
DABS2 – Matching	13.02.07	235,384	13.02.10	

(c) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the interests, rights to subscribe and short positions in relevant First Choice securities of the following employee benefit trust of First Choice (or of a company which is an associate of First Choice by virtue of the definition in paragraph 3.1(c)(i) above) were as follows:

Employee benefit trust	Number of First Choice Shares
First Choice Holidays PLC EBT	1,674,072

* It is intended that the 100 First Choice Shares currently held by JS Courtney Limited (a company in TUI Northern Europe Limited's group) will be transferred to the First Choice Holidays PLC Employee Benefit Trust after the date of this document.

(d) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the interests, rights to subscribe and short positions in relevant First Choice securities of (i) connected advisers to First Choice, to a company which is an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i) above) or to a person acting in concert with First Choice, or (ii) persons controlling or controlled by or under the same control as any such adviser (except for an exempt principal trader or an exempt fund manager), were as follows:

Name	Number of First Choice Shares
Deutsche Bank AG, London Branch	323,778*

* Short position.

(e) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) the following persons acting in concert with TUI AG were interested in, had rights to subscribe for or had short positions in the following relevant First Choice securities:

Name	Number of First Choice Shares
Morgan Stanley Securities Limited	2,676,082*
JS Courtney Limited	100**
Thomsonfly Limited	1***

* Short position.

** It is intended that the 100 First Choice Shares held by JS Courtney Limited (a company in TUI Northern Europe Limited's group) will be transferred to the First Choice Holidays PLC Employee Benefit Trust after the date of this document.

*** It is intended that the First Choice Share held by Thomsonfly Limited will be transferred to TUI Travel for the purposes of complying with the exemption set out in section 103(3) of the Companies Act from the requirement under section 103(1) of the Companies Act to provide an independent valuation in connection with the transfer of TUI Tourism by TUI AG to TUI Travel in exchange for TUI Travel Shares.

(f) The following dealings for value in First Choice Shares by First Choice Directors or their immediate relatives have taken place during the disclosure period:

Name	Date	Transaction	Number of First Choice Shares	Price per First Choice Share (p)
Peter Long	12/02/2007	Total Sells:	123,526	263.75
Peter Long	12/02/2007	Total Sells:	3,174	263.75
Peter Long	12/02/2007	Total Sells:	11,401	263.51
Peter Long	12/02/2007	Total Sells:	7,050	263.51
Peter Long	13/02/2007	Total Sells:	61,521	261.05
Peter Long	13/02/2007	Total Sells:	82,001	261.05
Peter Long	13/02/2007	Total Sells:	91,800	261.05
Peter Long	13/02/2007	Total Sells:	6,694	261.05
Peter Long	13/02/2007	Total Sells:	37,941	261.05
Peter Long	13/02/2007	Total Sells:	43,976	261.05
Peter Long	13/02/2007	Total Sells:	63,277	261.05
Peter Long	07/04/2007	Total Sells:	20,419	283.50
Peter Long	30/04/2007	Total Sells:	14,212	284.50
Paul Bowtell	17/01/2007	Total Buys:	639	293.00
Paul Bowtell	19/02/2007	Total Buys:	1	264.25
Louise Bowtell	01/11/2006	Total Buys (Drip dividend):	104	226.50
Louise Bowtell	10/04/2007	Total Buys (Drip dividend):	199	284.50
Dermot Blastland	12/02/2007	Total Sells:	25,033	263.75
Dermot Blastland	12/02/2007	Total Sells:	6,251	263.51
Dermot Blastland	12/02/2007	Total Sells:	42,738	263.51
Dermot Blastland	13/02/2007	Total Sells:	300,000	261.05
Dermot Blastland	13/02/2007	Total Sells:	137,753	261.05
Dermot Blastland	18/05/2007	Total Buys:	575	325.75
Tony Campbell	01/11/2006	Total Buys (Drip dividend):	390	226.50
Tony Campbell	10/04/2007	Total Buys (Drip dividend):	753	284.50

(g) The following dealings for value in First Choice Shares by the persons referred to in paragraph (e) above have taken place during the disclosure period:

Name	Date	Transaction	Number of First Choice Shares	Price per First Choice Share (p)
Morgan Stanley Securities Limited	28/05/2007–27/06/2007	Total Buys:	13,997,909	306p–363p
Morgan Stanley Securities Limited	28/05/2007–27/06/2007	Total Sells:	16,178,190	305p–362p
Morgan Stanley Securities Limited	28/04/2007–27/05/2007	Total Buys:	10,967,285	280p–364p
Morgan Stanley Securities Limited	28/04/2007–27/05/2007	Total Sells:	12,827,412	280p–364p
Morgan Stanley Securities Limited	28/03/2007–27/04/2007	Total Buys:	9,459,785	268p–296p
Morgan Stanley Securities Limited	28/03/2007–27/04/2007	Total Sells:	11,819,234	270p–296p
Morgan Stanley Securities Limited	28/12/2006–27/03/2007	Total Buys:	71,154,262	243p–315p
Morgan Stanley Securities Limited	28/12/2006–27/03/2007	Total Sells:	71,978,608	243p–313p
Morgan Stanley Securities Limited	28/09/2006–27/12/2006	Total Buys:	61,152,983	195p–284p
Morgan Stanley Securities Limited	28/09/2006–27/12/2006	Total Sells:	46,629,073	195p–285p
Morgan Stanley Securities Limited	28/06/2006–27/09/2006	Total Buys:	32,608,626	198p–232p
Morgan Stanley Securities Limited	28/06/2006–27/09/2006	Total Sells:	31,148,347	198p–233p

(h) At the close of business on 27 June 2007 (being the latest practicable date prior to the publication of this document) and save as disclosed in this paragraph 3.2:

(i) TUI AG had no interest in or right to subscribe for, or had any short position in relation to, any relevant First Choice securities;

(ii) none of the TUI AG Directors (including any members of their immediate families, related trusts or connected persons) had any interest in, had a right to subscribe for or had short positions in relation to any relevant First Choice securities;

(iii) no person acting in concert with TUI AG had any interest in, had a right to subscribe for or had short positions in relation to any relevant First Choice securities;

(iv) no person referred to in paragraphs (i), (ii) or (iii) immediately above has dealt in any relevant First Choice security during the disclosure period;

(v) none of the Directors of First Choice (including any members of their immediate families, related trusts or connected persons) had any interest in, had a right to subscribe for or had short positions in relation to any relevant First Choice securities;

(vi) no companies who are associates of First Choice (by virtue of the definition in paragraph 3.1(c)(i)), has an arrangement was interested in, had a right to subscribe for or had short positions in any relevant First Choice securities;

(vii) no pension fund of First Choice or of an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i)) was interested in, had a right to subscribe for or had short positions in any relevant First Choice securities;

(viii) no employee benefit trust of First Choice or of an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i)) was interested in, had a right to subscribe for or had short positions in any relevant First Choice securities;

(ix) no connected adviser to First Choice, to an associate of First Choice (by virtue of the definition in paragraph 3.1(c)(i)) or to a person acting in concert with First Choice, nor any person controlling, controlled by or under the same control as any such connected adviser (except for an exempt principal trader or exempt fund manager) had any interest in or right to subscribe for or had any short position in relation to, any relevant First Choice securities;

(x) there were no arrangements between First Choice or any associate of First Choice and any other person;

(xi) there were no arrangements between TUI AG or any associate of TUI AG and any other person;

(xii) neither First Choice nor any person acting in concert with First Choice had borrowed or lent any relevant First Choice Securities, save for any borrowed shares which have either been on-lent or sold;

(xiii) neither TUI AG nor any person acting in concert with TUI AG had borrowed or lent any relevant First Choice Securities, save for any borrowed shares which have either been on-lent or sold;

3.3 **Interests in relevant TUI AG securities**

At the close of business on 27 June 2007 (being the last practicable date prior to the publication of this document) neither First Choice nor any First Choice Director (including their respective immediate families, related trusts and connected persons) is interested in or has any rights to subscribe for any relevant securities of TUI AG.

3.4 **Interests in relevant TUI Travel securities**

(a) At the close of business on 27 June 2007 (being the last practicable date prior to the publication of this document) the following persons held the following shares in TUI Travel:

Party	Number of First Choice Shares	Class and nominal value
Andrew John	1	Ordinary, £1 each
TUI AG	1	Ordinary, £1 each
TUI AG	49,998	Redeemable, £1 each

(b) The aforementioned shares comprise the entire issued share capital of TUI Travel as at 27 June 2007 (being the last practicable date prior to the publication of this document).

(c) Andrew John purchased one ordinary share of £1 nominal value in TUI Travel on 19 June 2007 from First Choice for a consideration of £1.

(d) TUI AG purchased one ordinary share of £1 nominal value in TUI Travel on 19 March 2007 from Peregrine Secretarial Services Limited for a consideration of £1.

(e) The 49,998 redeemable shares in TUI Travel held by TUI AG were subscribed by TUI AG on 19 June 2007.

4. Middle market quotations

The following table sets out the closing middle market quotations for First Choice Shares as derived from the Daily Official List for the first dealing day in each of the six months immediately prior to the date of this document and for 27 June 2007 (being the latest practicable date prior to the publication of this document):

Date	Price per First Choice Share (pence)
2 January 2007	291.00
1 February 2007	289.50
1 March 2007	253.00
2 April 2007	285.25
1 May 2007	285.50
1 June 2007	355.50
27 June 2007	308.50

The closing middle market prices or quotations of First Choice Shares are derived from the Daily Official List.

5. Irrevocable undertakings

The First Choice Directors whose names are set out below have irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions at the EGM in respect of their entire beneficial holdings of First Choice Shares. Those holdings amount to, in aggregate 3,409,056 First Choice Shares, representing, in aggregate, approximately 0.64 per cent. of the existing issued share capital of First Choice. They have also agreed unless and until the Scheme is withdrawn, not to dispose in any manner of any of their interests in First Choice Shares, accept any offer in respect thereto or acquire any further interests in any First Choice Shares other than pursuant to the Share Schemes. However, all such commitments and restrictions shall cease to apply in the event that, and immediately upon, the First Choice Board determining (whether before or after the date of this document to First Choice Shareholders but before the Court has granted the Scheme Court Order), acting reasonably, in good faith and in light of a change of events or circumstances, not to give or to withdraw or adversely modify the First Choice Board recommendation in favour of the Merger (as set out in the announcement of 19 March 2007), in circumstances where not doing so would be inconsistent with their fiduciary duties or a breach of their obligations under the Takeover Code, subject to the First Choice Directors having obtained and relying upon appropriate external legal and independent financial advice to that effect.

The following table shows the number of First Choice Shares in which each of the relevant First Choice Directors had an interest (including those which were expected to vest on him under the First Choice Share Schemes) on the date of the undertaking given by him and in respect of which such undertaking was given:

Name	Date	First Choice Shares held
Sir Michael Hodgkinson	28 June 2007	20,000
Peter Long	28 June 2007	2,869,706*
Paul Bowtell	28 June 2007	12,771*
Dermot Blastland	28 June 2007	440,775
Tony Campbell	28 June 2007	40,804
Giles Thorley	28 June 2007	25,000

* Includes First Choice Shares held under the First Choice Share Incentive Plan.

6. Material contracts

Material contracts entered into by First Choice

Details of each material contract (not being a contract entered into in the ordinary course of business) entered into by First Choice or its subsidiaries within the 2 years prior to the date on which the Merger was announced are set out in paragraph 12 of Part XI of the Prospectus.

Material contracts entered into by TUI AG

Details of each material contract (not being a contract entered into in the ordinary course of business) entered into by TUI AG in relation to its tourism business or by a subsidiary or subsidiary undertaking of TUI AG that will be part of TUI Tourism within the 2 years prior to the date on which the Merger was announced are set out in paragraph 12 of Part XI of the Prospectus.

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by TUI AG in relation to its shipping business or by a subsidiary or subsidiary undertaking of TUI AG that will not be part of TUI Tourism within the 2 years prior to the date on which the Merger was announced:

(a) On 20 August 2005, TUI AG and CP Ships Limited ("**CP Ships**") entered into and announced a support agreement (the "**Support Agreement**") pursuant to which TUI AG agreed to make an offer to purchase all of the common shares in the capital of CP Ships at a price of US$ 21.50 per common share (the "**Offer**"). On 30 August 2005, Ship Acquisition, Inc. (a wholly-owned subsidiary of TUI AG) made an offer for CP Ships by way of an offer document and circular. CP Ships represented and warranted to TUI AG in the Support Agreement that the board of directors of CP Ships had determined unanimously that the Offer was fair to the shareholders of CP Ships and that the Offer was in the best interests of CP Ships and resolved unanimously to recommend to the shareholders of CP Ships that they accept the Offer and deposit their shares under the Offer. Both TUI AG and CP Ships provided customary representations and warranties to each other in the Support Agreement. These representations and warranties terminated when TUI AG took up and paid for, in the aggregate, more than 50 per cent. of the shares under the Offer. On 19 October 2005 TUI AG and CP Ships jointly announced that shareholders of CP Ships representing 89 per cent. of the common shares in the capital of CP Ships had accepted the Offer and, on 20 December 2005, CP Ships became an indirect wholly owned subsidiary of TUI AG. That total consideration paid by the TUI AG group for CP Ships was approximately €2 billion.

(b) On 23 December 2006, Carnival plc, through its subsidiary Costa Crociere S.p.A. ("**Carnival**") and TUI AG entered into a letter of intent to establish a joint venture company to develop, market, operate and sell ocean line holiday cruises primarily within the German-speaking cruise sector (the "**Business**"). The joint venture company will be established and headquartered in Italy and will be governed by Italian law. Initially, Carnival will hold 95 per cent. of the shares in the joint venture company while TUI AG will hold five per cent. of the shares. The joint venture company will own all of the assets that are used in Carnival's Aida cruise line business and TUI AG shall grant the joint venture company the right to use the TUI Cruises brand name in furtherance of the Business. The joint venture company is valued at Euro 1.935 million (before third party debt of Euro 619 million). The strategic direction of the joint venture company shall be the responsibility of the board of the joint venture company (the "**Board**"). The Board will at all times have a total of four directors. One director will be appointed by TUI AG and three directors will be appointed by Carnival. The chairman of the Board shall be appointed by Carnival and shall have a casting vote. Certain specified matters in respect of the joint venture company require Board approval on the basis of a majority vote while certain specified key decisions affecting the Business shall require unanimous approval by the Board. The executive officers of the joint venture company shall be appointed by Carnival.

The parties will enter into a shareholders agreement which will include provisions on: (a) the distribution of earnings, (b) the transfer of the parties' shareholdings in the joint venture company, including an obligation on TUI AG to obtain Carnival's consent if it wishes to transfer its shareholding in the joint venture company to any competitor of Carnival and an obligation on Carnival to obtain TUI AG's consent if it wishes to transfer its shareholding to any competitor of TUI AG, (c) each party having a right of first refusal if the other party wishes to sell its shares in the joint venture company (which, except for certain permitted intra-group transfers, shall not be permitted for an initial period of 10 years), (d) where the right of first refusal contained in (b) above is not exercised, each party has customary tag along rights to sell the same proportion of their interests in the joint venture company, (e) a call option over 20 per cent. of the shares in the joint venture company in favour of TUI AG, exercisable by TUI AG during the period between 90 days and 60 days prior to the delivery of the first TUI AG newbuild to the Business, (f) a put option over 20 per cent. of the shares in the joint venture company, exercisable by Carnival during the period between 60 days and 30 days prior to delivery of the first TUI AG newbuild to the Business, (g) undertakings given by TUI AG (on behalf of itself and its affiliates) not to compete in the operation of cruises with the business of the joint venture company within the following regions: Germany, the German-speaking Region of Switzerland, Austria, Sweden, Norway, Finland, Denmark, Belgium, Luxembourg and The Netherlands (together, the "**Territory**") whilst it remains a shareholder in the joint venture company (on the basis that TUI AG may operate (i) its existing Hapag-Lloyd cruise line as well as its existing Thomson cruise line, (ii) within the luxury cruise/expeditions sector and (iii) within the river cruise market so long as TUI AG does not use the "TUI Cruises" brand in the European market for marketing, sales, financial reporting or other operational purposes or activities in connection with such businesses). This undertaking not to compete within the Territory shall continue for a period of three years following TUI AG ceasing to be a shareholder in the joint venture company for any reason other than a buy-out by Carnival. Prior to entering any European market or region for the TUI Cruise brand outside of the Territory, TUI AG shall first offer the joint venture company the opportunity to expand the TUI Cruise business into such market or region. There is also provision for a Carnival buy-out of TUI AG's shareholding at market value in the event that the joint venture company determines to cease the use of the TUI Cruises brand name in connection with the Business. On the basis of a management and services agreement to be entered into with the joint venture company, Carnival shall provide management services to the joint venture company in return for the payment of an annual fee equal to three per cent. of the joint venture company's annual gross revenues. The parties and the joint venture company will enter into a branding agreement under which the joint venture company is granted an irrevocable and exclusive right within the Territory to use the "TUI Cruises" brand. In return for such branding rights, the joint venture company shall pay TUI AG a nominal fee. TUI AG is currently negotiating the terms of the shareholders agreement and associated documents with Carnival and anticipates that they will be entered into in the period between the date of this document and Completion.

Save as disclosed above no contracts have been entered into by TUI AG or its subsidiaries otherwise than in the ordinary course of business within the two years prior to the date on which the Merger was announced.

7. Service contracts of First Choice Directors

7.1 As at the date of this document, the Executive Directors have service contracts with First Choice on the following terms:

(a) Peter Long is employed by First Choice pursuant to a service contract dated 10 July 1996. His current basic salary is £675,000 per annum. In addition, Mr Long is entitled to participate in the Group Bonus Scheme for directors. Mr Long receives pension contributions of 50 per cent. of his basic salary which is paid to a Self-Invested Personal Pension. Mr Long's additional benefits include private health insurance, permanent health insurance, life assurance and a company car. In addition, he is entitled to participate in a Five Year

Performance Bonus. Under this scheme, Mr Long may receive a cash bonus, based on the Company's performance, of up to £1.5m. This is payable no later than six months after 31 October 2009, however, a pro-rated sum (reduced to take into account the time remaining until 31 October 2009) is payable early on a takeover or a scheme of arrangement (see paragraph 5.2 of Part IV of the Prospectus for further details). Any amount paid under this scheme is not pensionable.

(b) Paul Bowtell is employed by First Choice pursuant to a service contract dated 28 April 2004. His current basic salary is £385,000 per annum. Mr Bowtell receives company pension contributions of 25 per cent. of his basic salary paid to the First Choice Pension Scheme. In addition, Mr Bowtell is entitled to participate in the Group Bonus Scheme for directors, and the First Choice Share Schemes excluding the First Choice Senior Executive Plan. Mr Bowtell's additional benefits include private health insurance, permanent health insurance and a company car.

(c) Dermot Blastland is employed by First Choice pursuant to a service contract dated 22 April 1999 (as amended by an addendum dated 30 September 1999). His current basic salary is £382,000. Mr Blastland receives company pension contributions of 25 per cent. of his basic salary paid to the First Choice Pension Scheme. In addition, Mr Blastland is entitled to participate in the First Choice Share Schemes and the Group Bonus Scheme for directors. Mr Blastland's additional benefits include private health insurance, permanent health insurance and a company car.

Each of these service contracts is terminable upon not less than six months' notice from the relevant Director or upon not less than 12 months' notice from First Choice. Each contract provides First Choice with a discretion to terminate the contracts without notice on payment of a sum equal to the Director's gross salary (including benefits apart from Dermot Blastland who is entitled to a sum equal to only his gross basic salary) in respect of the period of notice required under the contract. No other benefits are payable on termination.

Both Mr Blastland's and Mr Long's contracts terminate automatically on reaching 65 years of age.

7.2 The Non-Executive Directors have letters of appointment with the Company on the following terms:

(a) Sir Michael Hodgkinson was appointed as a Non-Executive Director with effect from 1 January 2004 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Sir Michael was appointed Non-Executive Chairman with effect from 11 March 2004. He is entitled to a fee of £170,000 per annum.

(b) Tony Campbell was appointed as a Non-Executive Director and Senior Independent Director with effect from 1 April 1997. Mr Campbell is entitled to an annual fee of £38,000 (which includes the £5,000 annual fee to which he is entitled as Senior Independent Director).

(c) Clare Chapman was appointed as a Non-Executive Director with effect from 12 March 2003 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Ms Chapman is the chairman of the remuneration committee of First Choice. Ms Chapman is entitled to an annual fee of £38,000 (which includes the £5,000 annual fee to which she is entitled as chairman of the remuneration committee).

(d) Bill Dalton was appointed as a Non-Executive Director on 6 October 2004, for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Mr Dalton is entitled to an annual fee of £33,000 per annum.

(e) Jeremy Hicks was appointed as a Non-Executive Director on 1 March 2005 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Mr Hicks is the chairman of the audit committee of First Choice.

Mr Hicks is entitled to an annual fee of £38,000 (which includes the £5,000 annual fee to which he is entitled as chairman of the audit committee).

(f) Susan Hooper was appointed as a Non-Executive Director on 10 March 2005 for an initial term of three years, although either party may terminate the appointment by giving six months' written notice. Ms Hooper is entitled to a fee of £33,000 per annum.

(g) Giles Thorley was appointed as a Non-Executive Director with effect from 1 February 2006 for an initial term of three years, although either party may terminate the appointment by giving six-months' written notice.

All the Non-Executive Directors apart from Tony Campbell are entitled to a sum equivalent to net fees for up to six months if their appointment is terminated by First Choice in certain circumstances.

None of the services contracts or letters of appointment of the First Choice Directors has been replaced or amended in the six months prior to the date of this document.

8. Overseas shareholders

General

It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of TUI Travel Shares, including the obtaining of any governmental, exchange control or other consents which may be required, and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

If, in respect of any Overseas Shareholder, First Choice is advised that the allotment and issue of TUI Travel Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require TUI Travel to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of First Choice, it would be unable to comply or which it regards as unduly onerous, then First Choice may, at its sole discretion either (a) determine that no TUI Travel Shares shall be allotted and issued to such Overseas Shareholder, but that instead those TUI Travel Shares shall be allotted and issued to a nominee appointed by TUI Travel, as trustee for such Overseas Shareholder, on terms that they shall be sold on behalf of such Overseas Shareholder as soon as reasonably practicable following the Scheme Effective Time, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned as soon as reasonably practicable after the sale at the risk of such Overseas Shareholder, or (b) determine that such TUI Travel Shares shall be sold on behalf of such Overseas Shareholder, in which event the TUI Travel Shares shall be issued to such Overseas Shareholder, and First Choice shall appoint a person to procure that those shares be sold as soon as reasonably practicable following the Scheme Effective Time, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned (by sending a cheque in sterling) as soon as reasonably practicable after the sale at the risk of such Overseas Shareholder.

The document has been prepared for the purposes of complying with English Law, the Takeover Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if the document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

United States

The TUI Travel Shares to be issued to holders of First Choice Shares under the Scheme will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme only in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. For purposes of qualifying for this exemption, First Choice will advise, or procure advice to, the Court that its sanctioning of the Scheme will be relied upon to establish the availability of this exemption.

The TUI Travel Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration requirements and the provisions of Section 18 of the US Securities Act.

Any First Choice Shareholder in the United States that is not an affiliate, for the purposes of the US Securities Act, of TUI Travel or First Choice prior to the implementation of the Scheme and is not an affiliate of TUI Travel following implementation of the Scheme may sell TUI Travel Shares received pursuant to the Scheme in ordinary secondary market transactions without restriction under the US Securities Act.

Under US securities laws, any First Choice Shareholder in the United States who is deemed to be an affiliate of TUI Travel or First Choice prior to the implementation of the Scheme and/or is or becomes an affiliate of TUI Travel following the implementation of the Scheme (whether or not a US person) will be subject to timing, manner of sale and volume restrictions on the sale of TUI Travel Shares received pursuant to the Scheme pursuant to Rule 145(d) under the US Securities Act, and may not resell TUI Travel Shares unless pursuant to another applicable exemption from the registration requirements of the US Securities Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). For these purposes, an "affiliate" of any person is generally defined to be a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that person. Whether a person is an affiliate of a company for such purposes depends on the circumstances, but affiliates of a company can include directors, officers, and significant shareholders. First Choice Shareholders in the United States that believe they are or may be "affiliates" of TUI Travel or First Choice should consult their own legal advisers prior to any sale of TUI Travel received pursuant to the Scheme.

Neither the SEC nor any US state securities commission has approved or disapproved the TUI Travel Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

First Choice Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Canada

The TUI Travel Shares issued to or for the benefit of any resident of Canada pursuant to the Scheme will not be qualified for sale under the securities law of any province or territory of Canada and may be subject to resale restrictions.

First Choice Shareholders who are citizens or residents of Canada should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Other Jurisdictions

This document and any accompanying documents are not being made available to First Choice Shareholders with registered addresses in any Restricted Jurisdiction and may not be treated as

an invitation to subscribe for any TUI Travel Shares by any person resident or located in such jurisdictions or any other Restricted Jurisdiction.

The TUI Travel Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

The implications of the Scheme for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Such Overseas Shareholders should inform themselves about, and observe, any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive TUI Travel Shares pursuant to the Scheme should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the Takeover Code and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

9. Forecasts in respect of TUI Tourism

In December 2006, in the context of defining a restructuring programme for its entire tourism division, TUI AG published a target range for EBITA of that division for the 2008 calendar year. During questions following a presentation to analysts by First Choice and TUI AG on 19 March 2007, statements were made regarding the proportion of that target range attributable to TUI Tourism. It has been noted that these statements could be construed as a profit forecast for TUI Tourism for the year ended 31 December 2008. These statements were not intended to be a profit forecast and both TUI AG and First Choice consider that it is not possible to produce a forecast and associated assumptions for this period in a form capable of being reported on in the manner required by the Takeover Code. Accordingly, the relevant statements have been and remain withdrawn.

10. Other information

10.1 No agreement, arrangement or understanding (including any compensation arrangement) exists between TUI AG or any party acting in concert with TUI AG and any of the directors, recent directors, shareholders or recent shareholders of First Choice which has any connection with, or dependence on, or which is conditional upon the outcome of the Merger.

10.2 There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the First Choice Shares to be acquired pursuant to the Merger will be transferred to any person, but TUI Travel reserves the right to transfer any such shares to any member of the Enlarged Group.

10.3 Save as disclosed in this document and in the Prospectus, there have been no material changes in the financial or trading position of the First Choice Group since 31 October 2006 (the date to which the last audited accounts of First Choice have been prepared).

10.4 Save as disclosed in this document and in the Prospectus, there have been no material changes in the financial or trading position of TUI AG since 31 December 2006 (the date to which the last audited accounts of TUI AG have been prepared), save that on 1 June 2007 TUI AG closed a €694 million convertible bond transaction which includes an option to convert the bonds into ordinary shares and which bonds mature on 1 September 2012. TUI AG will use the proceeds of the bonds for general corporate purposes.

10.5 Each of Lazard, Deutsche Bank and Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appear.

10.6 As at the date of this document, First Choice holds no Treasury Shares.

11. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the conclusion of the Court Meeting and the EGM:

(a) the memorandum and articles of association of First Choice and the full terms of the proposed amendments to the articles of association;

(b) the memorandum and articles of association of TUI Travel and an English translation of the charter of TUI AG;

(c) the audited consolidated accounts of First Choice for the two financial years ended 31 October 2005 and 31 October 2006 and the unaudited interim results for the six-month period ended 30 June 2007;

(d) the audited consolidated accounts of TUI AG for the two financial years ended 31 December 2005 and 31 December 2006 and the unaudited interim results for the three-month period ended 31 March 2007;

(e) the service contracts of the Directors of First Choice referred to in paragraph 7 above;

(f) the written consents of the financial advisers referred to in paragraph 10.5 above;

(g) the Merger Agreement, the Relationship Agreement and the material contracts referred to in paragraph 6 above;

(h) copies of any irrevocable undertakings to vote in favour of the Scheme;

(i) any full lists of dealings as referred to in paragraph 3.2(g) of this Part V in accordance with Rule 26(h) of the Takeover Code;

(j) this document, the accompanying blue and white Forms of Proxy and the Prospectus.

29 June 2007

Part VI

Definitions

"£" or **"sterling"** or **"pounds"**	pounds sterling, the lawful currency for the time being of the UK and references to "pence" and "p" shall be construed accordingly
"Act" or **"Companies Act"**	the Companies Act 1985, as amended
"Admission"	admission of the TUI Travel Shares to the Official List and to trading on the London Stock Exchange's market for listed securities and **"Admission becoming effective"** means it becoming effective in accordance with paragraph 3.2.7 of the Listing Rules and the LSE Admission and Disclosure Standards
"Board" or **"Directors"**	the directors of First Choice from time to time
"Business Day"	any day (excluding a Saturday, Sunday or public holiday) on which banks are generally open for non-automated business in London
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof
"Completion"	the Scheme becoming effective and the completion of the transfer of TUI Tourism to TUI Travel
"Conditions"	the conditions to the Merger set out in the Merger Agreement and summarised in paragraph 5 of Part II of this document
"Court"	Her Majesty's High Court of Justice in England and Wales or the Court of Appeal in England and Wales, as the case may be
"Court Hearings"	the Scheme Court Hearing and the Reduction Court Hearing
"Court Meeting"	the meeting of First Choice Shareholders convened by an order of the Court pursuant to Section 425 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment thereof, notice of which is attached at the end of this document
"Court Orders" or **"Orders"**	the Scheme Court Order and the Reduction Court Order
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member (which includes all CREST Personal Members)
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the daily official list of the London Stock Exchange
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors" or **"Board"**	the directors of First Choice or TUI Travel from time to time, as the context requires

"Enlarged Group"	TUI Travel and its subsidiaries and subsidiary undertakings after the Merger becomes effective
"Explanatory Statement"	the explanatory statement relating to the Scheme, as set out in Part II of this document, which together with the documents incorporated therein constitute the explanatory statement relating to the Scheme as required by Section 426 of the Act
"Extraordinary General Meeting" or **"EGM"**	the extraordinary general meeting of First Choice Shareholders, notice of which is set out at the end of this document, and any adjournment thereof
"First Choice"	First Choice Holidays PLC, a company incorporated in England and Wales with registered number 48967
"First Choice Directors"	the directors of First Choice whose names are set out in paragraph 2.1 of Part V of this document or, where the context so requires, the directors of First Choice from time to time
"First Choice Group"	First Choice, its subsidiaries and its subsidiary undertakings
"First Choice Remuneration Committee"	the remuneration committee of First Choice
"First Choice Share Schemes"	First Choice Holidays Senior Executive Plan, the First Choice Holidays PLC Restricted Share Plan, the First Choice Holidays Deferred Annual Bonus Scheme, the First Choice Holidays Performance Share Plan and the First Choice Holidays Share Incentive Plan
"First Choice Shareholders" or **"Shareholders"**	holders of First Choice Shares
"First Choice Shares"	ordinary shares of nominal value 3 pence each in the capital of First Choice
"Form(s) of Proxy"	either or both, as the context requires, of the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the Extraordinary General Meeting which accompany this document, as the context requires
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Group Company"	any company forming part of the Enlarged Group
"holder"	a registered holder of shares and includes any person(s) entitled by transmission
"Independent Competing Offer"	an offer or scheme of arrangement or a recapitalisation or other transaction involving the possible change of control of First Choice or TUI AG or TUI Tourism which, if accepted in full would result in the offeror holding shares carrying over 50 per cent. of the voting rights of First Choice or TUI AG or TUI Tourism, as the case may be, and which is made by or with a party which is not acting in concert (as such term is defined in the Takeover Code) with First Choice or TUI AG
"Lazard"	Lazard & Co., Limited

"Listing Rules"	the listing rules issued by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"LSE Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List
"Meetings"	the Court Meeting and the Extraordinary General Meeting, or either of them as the context may require
"Merger"	the merger of First Choice and TUI Tourism in accordance with the terms of the Merger Agreement
"Merger Agreement"	the agreement dated 19 March 2007 between First Choice, TUI AG and TUI Travel relating to the Merger
"Morgan Stanley"	Morgan Stanley & Co. Limited
"Official List"	the official list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"Overseas Shareholders"	holders of shares resident in, or citizens or nationals of, jurisdictions outside the UK
"Prospectus Rules"	the prospectus rules issued by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"Reduction Court Hearing"	hearing of the Court to confirm the reduction of capital associated with the Scheme
"Reduction Court Order"	the Order of the Court confirming the reduction of capital associated with the Scheme
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Regulations"	the Uncertificated Securities Regulations 2001 (S.I. No. 2001/3755)
"Relationship Agreement"	the relationship agreement to be entered into at Completion between TUI AG and TUI Travel
"Resolutions"	the Special Resolution and the Whitewash Resolution
"Restricted Jurisdiction"	any jurisdiction where TUI Travel Shares cannot be made available without breaching any applicable law
"Scheme Court Hearing"	hearing of the Court to consider the petition for the sanction of the Scheme
"Scheme Court Order"	the Order of the Court sanctioning the Scheme
"Scheme Effective Date"	the date on which the Scheme becomes effective, which is expected to be on 3 September 2007 and **"Scheme Effective Time"** means the time on such date at which the Scheme becomes effective in accordance with its terms
"Scheme Record Time"	6.00 p.m. (London time) on the Business Day immediately before the Scheme Effective Date
"Scheme Shares"	the First Choice Shares: (i) in issue at the date of this document;

(ii) (if any) issued after the date of this document and prior to the Voting Record Time; and

(iii) (if any) issued on or after the Voting Record Time and before 6.00 p.m. on the Business Day immediately preceding the date of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holder thereof is or shall have agreed in writing to be bound by the Scheme,

excluding, in any case, any First Choice Shares held by TUI Travel at the Scheme Record Time

"Scheme" or **"Scheme of Arrangement"**	the scheme of arrangement proposed to be made under Section 425 of the Act between First Choice and the holders of the Scheme Shares as set out in Part III of this document, with or subject to any modification, addition or condition approved or imposed by the Court
"Special Resolution"	the special resolution to be proposed at the First Choice EGM
"Takeover Code" or **"Code"**	the City Code on Takeovers and Mergers
"Takeover Panel"	the Panel on Takeovers and Mergers
"Treasury Shares"	shares held as treasury shares as defined in Section 162A(3) of the Companies Act
"TUI AG"	TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover
"TUI AG Directors"	the members of the executive board of TUI AG whose names are set out in paragraph 2.2 of Part V of this document or, where the context so requires, the members of the executive board of TUI AG from time to time
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets which is constituted by the TUI Tourism Group
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on Completion in connection with the Merger
"TUI Travel"	TUI Travel PLC, formerly named Coppereagle Public Limited Company
"TUI Travel Board"	the board of directors of directors of TUI Travel
"TUI Travel Directors"	the director of TUI Travel whose names are set out in paragraph 2.3 of Part V of this document or, where the context so requires, the directors of TUI Travel from time to time
"TUI Travel Redeemable Shares"	the redeemable preference shares of £1 each in the share capital of TUI Travel
"TUI Travel Shares"	the ordinary shares of 10 pence each in the share capital of TUI Travel and, for the avoidance of doubt, excluding the TUI Travel Redeemable Shares

"UK Listing Authority" or **"UKLA"**	the Financial Services Authority as the competent authority under Part VI of the Financial Services and Markets Act 2000
"UK" or **"United Kingdom"**	the United Kingdom of Great Britain and Northern Ireland
"uncertificated" or **"in uncertificated form"**	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United States" or **"US"**	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction
"US Securities Act"	the United States Securities Act 1933, as amended
"Voting Record Time"	6.00 p.m. (London Time) on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be)
"Whitewash Resolution"	the ordinary resolution 2 to be proposed at the First Choice EGM in respect of the waiver by the Takeover Panel of the obligation that would otherwise arise on TUI AG to make a general offer to the shareholders of First Choice (all of whom, as a result of the Scheme will become shareholders of TUI Travel) pursuant to Rule 9 of the Takeover Code for TUI Travel

Notice of Court Meeting

IN THE HIGH COURT OF JUSTICE **No. 4493 of 2007**
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 28 June 2007 made in the above matters, the Court has directed a meeting of the holders of Scheme Shares (as defined in the scheme of arrangement referred to below) (the "**Court Meeting**") to be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 425 of the Companies Act 1985 dated 29 June 2007 (the "**Scheme of Arrangement**") proposed to be made between First Choice Holidays PLC (the "**Company**") and the holders of Scheme Shares (as defined in the Scheme of Arrangement) and that such meeting will be held at Exchange House, Primrose Street, London EC2A 2HS on 25 July 2007 at 10.00 a.m., at which place and time all holders of First Choice Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to Section 426 of the Companies Act 1985 in relation to the Scheme of Arrangement are incorporated in the document of which this notice forms part.

Holders of Scheme Shares entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their place. A proxy need not be a member of the Company. A BLUE Form of Proxy for use at the Court Meeting is enclosed with this notice. Alternatively, if the Scheme Shares are held in uncertificated form (i.e. in CREST), voting may be effected using the CREST Proxy Voting Service so as to be received by Lloyds TSB Registrars (under CREST participant ID 7RA01) in accordance with the procedures set out in the CREST Manual.

Completion of the BLUE Form of Proxy and voting through CREST will not preclude a holder of Scheme Shares who wishes to do so from attending and voting in person at the Court Meeting or any adjournment thereof.

In the case of joint holders of Scheme Shares, any one such joint holder may tender a vote (in person or by proxy) at the Court Meeting, but if more than one joint holder shall tender a vote (in person or by proxy) the vote of the senior who tenders a vote will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of First Choice in respect of the relevant joint holding.

It is requested that BLUE Forms of Proxy be lodged with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE, not less than 48 hours before the time appointed for the Court Meeting (or any adjournment thereof) but, if forms are not so lodged, they may be handed to Lloyds TSB Registrars on behalf of the chairman of the Court Meeting (or to the chairman himself) at the start of the meeting.

Proxies submitted using the CREST Proxy Voting Service must be transmitted so as to be received by Lloyds TSB Registrars, (under CREST participant ID 7RA01) not later than 10.00 a.m. on 23 July 2007 in the case of the Court Meeting or by 10.15 a.m. on 23 July 2007 in the case of the EGM.

The Court has specified that only those shareholders registered in the register of members of First Choice as at 6.00 p.m. on the day prior to the day immediately before the Court Meeting or or any adjournment thereof (as the case may be), shall be entitled to attend or vote in respect of the number of shares registered in their name at that specified time. Changes to the entries on the register of members after that specified time will be disregarded in determining the right of any person to attend and vote at the meeting, including the number of votes which may be cast thereat.

By the said order, the Court has appointed Sir Michael Hodgkinson or, failing him, Tony Campbell or, failing him, Peter Long, to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 29 June 2007

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
Solicitors for the Company

Notice of Extraordinary General Meeting

First Choice Holidays PLC

(Registered in England and Wales No. 48967)

(the "Company")

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held on 25 July 2007 at Exchange House, Primrose Street, London EC2A 2HS at 10.15 a.m. (or, if later, as soon thereafter as the meeting of the holders of ordinary shares in First Choice convened by the direction of the High Court of Justice in England and Wales (the "**Court**") for 10.00 a.m. on the same day and at the same place shall have concluded or been adjourned) to consider and, if thought fit, pass the following resolutions, where item 1 which will be proposed as a special resolution and items 2 to 7 (both inclusive) will be proposed as ordinary resolutions:

Special Resolution

(1) THAT:

(A) the Scheme of Arrangement dated 29 June 2007 (the "**Scheme**") proposed to be made between the Company and holders of Scheme Shares (as defined in the Scheme) in its original form in the circular sent to shareholders of the Company dated 29 June 2007 (the "**Circular**") (a print of which has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), or with or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Merger to holders of Scheme Shares) approved or imposed by the Court, be and is hereby approved, and the directors of the Company be and are hereby authorised to take all such action on behalf of the Company as they consider necessary or desirable for carrying into effect the Scheme;

(B) for the purpose of giving effect to the Scheme in its original form, or with or subject to any modification, addition or condition approved or imposed by the Court:

(i) the share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme);

(ii) forthwith and contingent upon such reduction of capital taking effect:

(a) the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 3 pence each ("**New Shares**") as shall be equal to the aggregate number of Scheme Shares so cancelled; and

(b) the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par the New Shares created pursuant to paragraph 1(B)(ii)(a) above, which shall be allotted and issued, credited as fully paid, to TUI Travel PLC and/or any nominee(s) of it; and

(iii) conditionally upon the Scheme becoming effective, the directors of the Company be and are hereby authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to give effect to this special resolution and accordingly to effect the allotment of relevant securities (within the meaning of Section 80(2) of the Companies Act 1985) in the form of the New Shares, provided that (i) this authority shall expire on the fifth anniversary of the date on which it is passed (unless previously revoked, varied or renewed); (ii) the maximum aggregate nominal amount of relevant securities which may be allotted hereunder shall be £55,000,000; and (iii) this authority shall be without prejudice to any other authority under the said Section 80 previously granted and in force on the date on which this special resolution is passed; and

(C) forthwith upon the passing of this special resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 137:

SCHEME OF ARRANGEMENT

137.(1) In this article, references to the "**Scheme**" are to the scheme of arrangement dated 29 June 2007 under Section 425 of the Act between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme or (if not so defined in the Scheme) defined in the circular dated 29 June 2007 circulated with the Scheme and containing the explanatory statement required pursuant to Section 426 of the Act, shall have the same meanings where used in this article except as otherwise expressly stated in this article 137.

(2) Notwithstanding any other provision of these articles, if any ordinary shares are issued on or after the Voting Record Time (as defined in the Scheme) other than to TUI Travel PLC or any person identified by written notice to the Company as its nominee(s) but before the Scheme Record Time (as defined in the Scheme), such ordinary shares shall be issued subject to the terms of the Scheme and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

(3) Notwithstanding any other provision of these articles and as a matter separate from the Merger (as defined in the Scheme), if, at any time on or after 6.00 p.m. on the business day immediately preceding the date of the Reduction Court Order (as defined in the Scheme), any ordinary shares ("**Post-merger Shares**"), such Post-merger Shares to be deemed a separate class, are issued or are to be issued to any person (a "**New Member**") other than TUI Travel PLC or any person identified by written notice to the Company by TUI Travel PLC as its nominee(s) and/or designated subsidiary, provided that the Scheme has become effective, such Post-merger Shares shall be transferred immediately after the time at which the Scheme becomes effective ("**Scheme Effective Time**") or, if later, upon the issue of the Post-merger Shares, free of all encumbrances, to TUI Travel PLC (or as TUI Travel PLC may direct by notice in writing to the Company) in consideration for, and conditionally upon, the issue or transfer free from all encumbrances to the New Member (as soon as is practicable after the Scheme Effective Date or, if later, after the issue of the Shares) of one fully paid ordinary share in TUI Travel PLC for each one Post-merger Share transferred to TUI Travel PLC or its nominee (being the number of ordinary shares of TUI Travel PLC which the New Member would have been entitled to receive in aggregate if the Post-merger Shares transferred hereunder had been Scheme Shares and the New Member had been the holder thereof at the Scheme Record Time) being ordinary shares in TUI Travel PLC which rank *pari passu* with all other ordinary shares in TUI Travel PLC for the time being in issue subject to the memorandum and articles of association of TUI Travel PLC, and rank for any dividends or other distributions declared, made or paid thereon after the date of their issue or transfer.

(4) The number of ordinary shares of TUI Travel PLC to be issued or transferred to the New Member under article 137(3) may be adjusted by the directors of TUI Travel PLC on any reorganisation of, or material alteration to, the share capital of the Company or TUI Travel PLC effected after the Scheme Effective Time in such manner as the auditors of the Company shall (in their absolute discretion) determine to reflect such reorganisation or alteration and the determination by the auditors or the Company, in the absence of manifest error, shall be final and binding on all concerned.

(5) To give effect to any such transfer required by article 137(3), the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of TUI Travel PLC (as directed by TUI Travel PLC) and to agree for

and on behalf of the New Member to become a member of TUI Travel PLC. Pending the registration of TUI Travel PLC (or its designated subsidiary and/or nominee(s)) as the holder of any share to be transferred pursuant to this article 137, TUI Travel PLC shall be empowered to appoint a person nominated by the directors of TUI Travel PLC to act as attorney on behalf of the holder of such share in accordance with such directions as TUI Travel PLC may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of TUI Travel PLC but not otherwise.

(6) The issue and allotment of any ordinary shares of TUI Travel PLC in respect of any shares transferred pursuant to this article 137 shall be made within seven days of the date of transfer of such shares. The ordinary shares of TUI Travel PLC to be issued and allotted pursuant to this 137 shall be issued in certificated or uncertificated form as TUI Travel PLC may determine in its absolute discretion. In the case of TUI Travel PLC ordinary shares issued in certificated form TUI Travel PLC shall, not less than 28 days after the date of transfer of the Post-merger Shares in respect of which the TUI Travel Shares are issued, send without charge to such New Member or his nominee a certificate for the ordinary shares in TUI Travel PLC so issued by ordinary post at the risk of the New Member concerned.

(7) If the Scheme shall not have become effective by 31 October 2007 (or such later date (if any) as First Choice and TUI AG may agree) and the Court may approve, this article 137 shall be of no effect.

Ordinary Resolutions

(2) THAT:

The waiver by the Takeover Panel described in the Circular of the obligation that would otherwise arise on TUI AG to make a general offer to the shareholders of the Company (all of whom as a result of the Scheme will become shareholders of TUI Travel PLC) pursuant to Rule 9 of the City Code on Takeovers and Mergers in connection with the remaining shares in TUI Travel PLC be and is hereby approved.

(3) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Performance Share Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(4) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Deferred Annual Bonus Scheme, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(5) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Sharesave Scheme, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(6) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Share Incentive Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

(7) THAT:

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Value Creation Synergy Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved.

BY ORDER OF THE BOARD
Andrew John
Company Secretary
29 June 2007

Registered office at First Choice House
London Road
Crawley
West Sussex RH10 9GX
Registered in England and Wales No. 48967

1. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more persons to attend and on a poll, to vote instead of him or her. Lodgement of a Form of Proxy will not prevent a member from attending and voting at the meeting.
2. A proxy need not be a member of the Company.
3. A WHITE Form of Proxy is enclosed. To be valid, the WHITE Form of Proxy, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to the Lloyds TSB Registrars, The Causeway, Worthing BN99 6LN, by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. Alternatively, if you hold your shares in uncertificated form (i.e. in CREST), you may vote using the CREST system (see notes on CREST voting below).
4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (SI 2001/3755), the Company has specified that only those shareholders registered on the register of members of the Company as at 6.00 p.m. on 23 July 2007 or, if the Extraordinary General Meeting is adjourned, on the register of members not less than 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares in the Company registered in their names at that relevant time. Changes to entries on the register of members after 6.00 p.m. on 23 July 2007 or, if the Extraordinary General Meeting is adjourned, on the register of members not more than 48 hours before the time of any adjourned meeting, will be disregarded in determining the rights of any person to attend and vote at the meeting (including the number of votes which may be cast thereat).
5. Copies of the Company's existing articles of association and copies of the articles of association as proposed to be amended by paragraph (C) of the Special Resolution set out in the notice of the meeting are available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on a weekday (Saturdays, Sundays and public holidays excepted) until the close of the Extraordinary General Meeting and will also be available for inspection at the place of the Extraordinary General Meeting for at least 15 minutes prior to, and during, the Extraordinary General Meeting.

Notes on CREST Proxy voting

6. If you submit your proxy electronically through CREST, to be valid the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by Lloyds TSB Registrars, (under CREST participant ID 7RA01), by no later than 48 hours before the time of the meeting or (as the case may be) the adjourned meeting. The time of receipt will be taken to be the time from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST.
7. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
8. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular

messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.

9. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).

Merrill Corporation Ltd, London
07ZBV47701

Admission Card
First Choice Holidays PLC Court Meeting

Wednesday 25 July 2007 at 10:00 am at the offices of
Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS

CANCELED

If you come to the meeting please bring this card with you and present it on arrival. It is evidence of your right to attend and vote at the Court Meeting and will help you gain admission.

Detach along dotted line and submit at Court Meeting entry to facilitate admission

Notes

1. This Form of Proxy is issued to the designated account holder only and is unique to the account printed above. This personalised form is not transferable between (i) account holders or (ii) uniquely designated accounts. The Company and Lloyds TSB Registrars accept no liability for any instruction which does not comply with these notes.
2. The Notice convening the Court Meeting is contained in the Scheme Document dated 29 June 2007 (the "Scheme Document"). Capitalised terms used but not defined in this Form of Proxy have the meanings given to them in the Scheme Document.
3. If you wish to appoint as your proxy someone other than the Chairman of the Court Meeting, cross out the words "the Chairman of the Court Meeting OR" and add the name of your proxy in the relevant place (in BLOCK CAPITALS). A proxy need not be a shareholder but must attend the Court Meeting in person to represent you. The appointment of a proxy will not preclude you from attending the Court Meeting and voting in person.
4. In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.
5. Where the person appointing the proxy is a company, this Form of Proxy must be executed either under its common seal or signed on its behalf by a director or other person authorised to sign. Where a director signs this Form of Proxy, the signatory should state his or her office on the Form of Proxy.
6. Your proxy will vote 'FOR' or 'AGAINST' the Scheme of Arrangement as you indicate herein. For any other business which may properly come before the Court Meeting (including, without limitation, any adjournment thereof or procedural motion) your proxy will vote or abstain at their discretion.
7. It is requested that this Form of Proxy, together with any power of attorney (if any) under which it is signed, or a duly certified copy of such power of attorney, be lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6LE as soon as possible and in any event by 10:00 am on Monday 23 July 2007, or, if the Court Meeting is adjourned not less than 48 hours before the time fixed for any further adjourned Court Meeting. However, if this Form of Proxy is not so lodged, it may be handed to the Chairman of the Court Meeting or to representatives of the Lloyds TSB Registrars at the Court Meeting before the start of that meeting. Forms of Proxy returned by fax will not be accepted.
8. Entitlement to attend and vote at the Court Meeting (or any adjournment thereof), and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6:00 pm on Monday 23 July 2007 or, if the Court Meeting is adjourned, 6:00 pm on the day two days immediately preceding the date fixed for such further adjourned Court Meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the Court Meeting.
9. CREST members may appoint a proxy or proxies through the CREST electronic proxy appointment service by following the procedures described in the CREST manual.
10. An electronic proxy appointment will not be valid if sent to any address other than those provided or if received after 10:00 am on Monday 23 July 2007. Any electronic communication found to contain a computer virus will not be accepted.
11. If you do not wish this Form of Proxy to be seen by anyone or if you are sending this Form of Proxy from outside the UK, you should post it in an envelope to the address shown on the back of the card. No stamp is needed if you are returning the Form of Proxy from within the UK. Shareholders returning this Form of Proxy by post from outside the UK should affix a stamp.

First Choice Holidays PLC

Form of Proxy for holders of Ordinary Shares in the Company

RECEIVED
2007 DEC 17 P 12:25

In the High Court of Justice
No. 4493 of 2007 Chancery Division,
Companies Court
In the matter of
First Choice Holidays PLC
And in the matter of
the Companies Act 1985

REFERENCE NUMBER	CARD ID	ACCOUNT NUMBER

You can vote electronically at www.sharevote.co.uk using the above numbers

As a shareholder, you have the right to attend, speak and vote at the Court Meeting. If you are unable or do not wish to attend you may appoint another person to attend and vote for you by completing this Form of Proxy and returning it to the address overleaf in accordance with the instructions below and notes accompanying this Form of Proxy.

You may, if you wish, appoint someone other than the Chairman as your proxy, in which case you should delete the words 'the Chairman of the Court Meeting OR' and insert the name of the person appointed proxy.

I/We, hereby appoint the Chairman of the Court Meeting OR the following person:

(Please leave the box blank if you wish to appoint the Chairman of the Court Meeting as your proxy. Do not insert your own names(s).)

as my/our proxy to attend and vote on my/our behalf at the Court Meeting of First Choice Holidays PLC (the "Company") to be held at 10:00 am on Wednesday 25 July 2007 (or any adjournment thereof), for the purposes of considering and, if thought fit, approving (with or without modification as my/our proxy may approve) the Scheme of Arrangement referred to in the Notice dated 29 June 2007 convening the Court Meeting included at the back of the Scheme Document distributed with this Form of Proxy.

At the Court Meeting (or any adjournment of thereof) the proxy is to vote on my/our behalf for the Scheme of Arrangement (with or without modification as my/our proxy may approve) or against the Scheme of Arrangement as indicated below.

IMPORTANT: If you wish to vote for the Scheme of Arrangement, sign your name in the box marked 'FOR the Scheme'. If you wish to vote against the Scheme of Arrangement, sign your name in the box marked 'AGAINST the Scheme'. Unless otherwise instructed, the proxy may vote as he or she sees fit on any other business (including, without limitation, any adjournment or procedural motion) which may properly come before the Court Meeting (or any adjournment thereof).

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of shareholder opinion. You are therefore strongly encouraged to complete, sign and return this Form of Proxy as soon as possible.

Date	**FOR the Scheme** Signature:	**AGAINST the Scheme** Signature:
2007		

In the case of joint holders the signature of any one holder is sufficient.

0504-007-2

Merrill Corporation Ltd, London
07-15277-3

RESPONSE LICENCE No.
NAT15577

1

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6LE

Admission Card
First Choice Holidays PLC Extraordinary General Meeting

Wednesday 25 July 2007 at 10:15 am at the offices of
Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS

CANCELED

If you come to the meeting please bring this card with you and present it on arrival. It is evidence of your right to attend and vote at the Extraordinary General Meeting and will help you gain admission.

Detach along dotted line and submit at EGM entry to facilitate admission

Notes

1. This Form of Proxy is issued to the designated account holder only and is unique to the account printed above. This personalised form is not transferable between (i) account holders or (ii) uniquely designated accounts. The Company and Lloyds TSB Registrars accept no liability for any instruction which does not comply with these notes.
2. The Notice convening the EGM was contained in the Scheme Document dated 29 June 2007 (the "Scheme Document"). Capitalised terms used but not defined in this Form of Proxy have the meanings given to them in the Scheme Document.
3. If you wish to appoint as your proxy someone other than the Chairman of the EGM, cross out the words 'the Chairman of the EGM OR' and add the name of your proxy in the relevant place (in BLOCK CAPITALS). A proxy need not be a shareholder but must attend the EGM in person to represent you. The appointment of a proxy will not preclude you from attending the EGM and voting in person.
4. In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the register of member of the Company in respect of the relevant joint holding.
5. Where the person appointing the proxy is a company, this Form of Proxy must be executed either under its common seal or signed on its behalf by a director or other person authorised to sign. Where a director signs this Form of Proxy, the signatory should state his or her office on the Form of Proxy.
6. Your proxy will vote as you indicate herein. For any other business, which may properly come before the adjourned EGM (including, without limitation, any amendments to the special resolution or the ordinary resolutions and any adjournment or procedural motion) your proxy will vote or abstain from voting at their discretion.
7. To be valid, completed Forms of Proxy must be returned so as to arrive at the offices of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6LN as soon as possible and in any event not later than 10:15 am on Monday 23 July 2007 or, if the EGM is adjourned, not less than 48 hours before the time fixed for any further adjourned EGM. If it is signed on behalf of the appointer by an attorney, the letter of power of attorney authorising the attorney to sign on behalf of the appointer or a duly certified copy thereof must (failing previous registration with the Company and/or Lloyds TSB Registrars) be lodged a the same time. Forms of Proxy returned by fax will not be accepted.
8. Entitlement to attend and vote at the adjourned EGM (or any further adjournment thereof), and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6:00 pm on Monday 23 July 2007 or, if the EGM is adjourned, 6:00 pm on the day two days immediately preceding the date fixed for such adjourned EGM. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the EGM.
9. CREST members may appoint a proxy or proxies through the CREST electronic proxy appointment service following the procedures described in the CREST manual. The notes to the Notice of EGM provide further information.
10. An electronic proxy appointment will not be valid if sent to any address other than those provided or if received after 10:15 am on Monday 23 July 2007. Any electronic communication found to contain a computer virus will not be accepted.
11. If you do not wish this Form of Proxy to be seen by anyone or if you are sending this Form of Proxy from outside the UK you should post it in an envelope to the address shown on the back of the card. No stamp is needed if you are returning this Form of Proxy from within the UK. Shareholders returning this Form of Proxy by post from outside the UK should affix a stamp.

First Choice Holidays PLC

Form of Proxy for holders of Ordinary Shares in the Company

REFERENCE NUMBER   CARD ID   ACCOUNT NUMBER

You can vote electronically at www.sharevote.co.uk using the above numbers

As a shareholder, you have the right to attend, speak and vote at the Extraordinary General Meeting ("EGM"). If you are unable or do not wish to attend you may appoint another person to attend and vote for you by completing this Form of Proxy and returning it to the address overleaf in accordance with the instructions below and notes accompanying this Form of Proxy.

You may, if you wish, appoint someone other than the Chairman as your proxy, in which case you should delete the words 'the Chairman of the EGM OR' and insert the name of the person appointed proxy.

I/We, hereby appoint the Chairman of the EGM OR the following person:

(Please leave the box blank if you wish to appoint the Chairman of the EGM as your proxy. Do not insert your own name(s).)

as my/our proxy to attend and vote on a poll on my/our behalf at the EGM of First Choice Holidays PLC (the "Company") to be held at 10:15 am on Wednesday 25 July 2007 (or as soon thereafter as the preceding Court Meeting has concluded or been adjourned) and at any adjournment of the EGM. I/we would like my/our proxy to vote on my/our behalf on the special resolution and the ordinary resolutions referred to in the notice dated 29 June 2007 convening the EGM.

Please indicate your vote for the resolutions by inserting 'X' in one of the boxes below in black ink. The full text of the special resolution and the ordinary resolutions is set out in the Notice of EGM included at the back of the Scheme Document dated 29 June 2007 distributed with this Form of Proxy.

	For	Against	Vote Withheld
SPECIAL RESOLUTION			
Resolution 1: To approve the Scheme of Arrangement, to amend the Articles of Association of the Company, to cancel all the Scheme Shares, to reduce the capital of the Company, to increase the authorised issued capital of the Company and to allot new shares.			
ORDINARY RESOLUTIONS			
Resolution 2: To approve the waiver by the Takeover Panel of the obligation that would otherwise arise on TUI AG to make a general offer to all the shareholders of the Company pursuant to Rule 9 of the Takeover Code.			
Resolution 3: Conditional upon resolutions 1 and 2, to approve the TUI Travel Performance Share Plan.			
Resolution 4: Conditional upon resolutions 1 and 2, to approve the TUI Travel Deferred Annual Bonus Scheme.			
Resolution 5: Conditional upon resolutions 1 and 2, to approve the TUI Travel Sharesave Scheme.			
Resolution 6: Conditional upon resolutions 1 and 2, to approve the TUI Travel Share Incentive Plan.			
Resolution 7: Conditional upon resolutions 1 and 2, to approve the TUI Travel Value Creation Synergy Plan.			

If you fail to select any of the given options, the proxy may vote (or abstain from voting) as he or she thinks fit on the special resolution and the ordinary resolutions. The proxy may also vote (or abstain from voting) as he thinks fit on any other business (including, without limitation, any adjournment or procedural motion) which may properly come before the EGM (or any adjournment thereof).

The 'VOTE WITHHELD' option is to enable you to abstain on any of the specified resolutions. Please note that a 'VOTE WITHHELD' has no legal effect and will not be counted in the votes 'FOR' and 'AGAINST' a resolution.

Date: 2007   Signature:

In the case of joint holders the signature of any one holder is sufficient.

0504-006-5

Merrill Corporation Ltd, London
07-15277-4

RESPONSE LICENCE No.
NAT15580

1

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6LN

14 June 2007

FIRST CHOICE HOLIDAYS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 APRIL 2007

Highlights

- Underlying operating loss before interest and tax improved by 1% to £66.5m (2006: £67.0m)
- Underlying loss before tax of £82.5m (2006: £76.5m) due to higher financing cost resulting from increased spend on acquisitions
- Interim dividend up by 11% to 2.50p per ordinary share (2006: 2.25p)
- Improvement in underlying gross and operating margin
- Seven strategic acquisitions in niche specialist segments made in the first half for a maximum consideration of £145.8m (2006: £94.9m)
- Continued investment in long-haul programme and Holiday Villages; Dominican Republic opened in Winter 2006, Egypt opening in Summer 2007, Mexico and Cyprus openings planned for Summer 2008
- Specialist sectors underlying operating profit improved to £5.1m (2006: £0.2m)
- Agreement with TUI AG to create TUI Travel PLC by merging First Choice Holidays with the TUI tourism business (excluding certain hotel assets)

Financial highlights

	Underlying[1] results			Reported results		
£m	**HY07**	HY06	**Change**	HY07	HY06	Change
Revenue	**1,017.7**	960.7	**+5.9%**	1,017.7	960.7	+5.9%
Operating loss	**(66.5)**	(67.0)	**+0.7%**	(86.3)	(68.7)	-25.6%
Loss before tax	**(82.5)**	(76.5)	**-7.8%**	(102.8)	(78.2)	-31.5%
Basic loss per share	**(11.4p)**	(10.5p)	**-8.6%**	(14.2p)	(11.0p)	-29.1%
Dividend per share	**2.50p**	2.25p	**+11.1%**	2.50p	2.25p	+11.1%

Current trading

- For Summer 2007 Mainstream Holidays Sector revenues are up 3%, with long-haul revenues and bookings up 26% and 21% respectively
- Specialist Holidays Sector revenues and bookings are ahead of last year by 18% and 16% respectively
- Activity Holidays Sector revenues are up 5% on a like for like basis
- Online Destination Services bednight bookings are 32% up on prior year
- Laterooms.com bednights and revenues are up 73% and 78% respectively

[1] The Group believes that underlying operating loss, underlying loss before tax and underlying loss per share provide additional guidance to statutory measures on the underlying performance of the business during the financial period. Underlying loss before tax and underlying operating loss exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of losses of the Group's joint venture and associate.

Commenting on the results, Peter Long, Chief Executive said:

"I am pleased with the first half trading performance in what has been a challenging market, particularly in the UK and of course an exceptionally busy period for the company. The recent acquisitions are performing very well and the pipeline remains strong."

"It gives me great confidence for the future that we have such strength in depth within our management team that we have been able to pursue a large corporate transaction with TUI, complete the competition process whilst still delivering a good trading performance and integrating a number of acquisitions. Over the next few months this capability will be vital as we focus on delivering the results through the key summer period and completing the merger."

Enquiries:

First Choice Holidays PLC

Paul Bowtell, Group Finance Director	Tel: 01293 588 036
Andy Jones, Director of Planning and Financial Control (Analysts)	Tel: 01293 588 058
David Paterson, Group Head of Planning & Analysis (Analysts)	Tel: 01293 588 055
Lesley Allan, Corporate Communications Director	Tel: 01293 588 944

Hudson Sandler

Jessica Rouleau / Amy Faulconbridge	Tel: 020 7796 4133

Note to editors:

High resolution images are available for the media to view and download from www.vismedia.co.uk.
For details of the webcast please visit our website www.firstchoiceholidaysplc.co.uk

INTERIM STATEMENT

Overview

The first half performance of the Group has been in line with our expectations and we are pleased to report a satisfactory overall result despite challenging trading conditions in some markets. We have continued to actively manage capacity and differentiate our Mainstream business through greater emphasis on exclusive product and medium and long-haul destinations, whilst building a portfolio of niche leisure travel businesses that operate in high growth segments. This strategy provides us with flexibility and the ability to diversify risk across the Group and drive margin growth.

During the period, we were pleased to announce the proposed creation of one of the world's leading travel groups, TUI Travel PLC through the recommended merger of First Choice and the tourism division of TUI AG (excluding certain hotel assets). The strong strategic fit of the businesses, combined with a leading management team provides the opportunity to create one of the world's most profitable travel groups. The merger will enable us to deliver sustainable revenue and long-term earnings growth while deriving cost advantage from leveraging both synergy opportunities and economies of scale to enhance margins.

Financial results

The Group achieved underlying loss before tax of £82.5m (2006: £76.5m), with underlying operating loss reduced by 1% to £66.5m (2006: £67.0m), on revenue growth of 6% to £1,018m (2006: £961m). The 8% increase in underlying loss before tax to £82.5m was primarily as a result of higher net financing expenses (up £6.5m to £16.0m) due to interest on acquisitions in the first half (£3.0m of the increase), the full period impact on interest expense of FY06 acquisitions (£2.5m of the increase) and higher borrowing costs as a result of the recent rises in UK interest rates (£1.0m of the increase). Consequently, underlying loss per share increased to 11.4 pence (2006: 10.5 pence). The Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11% compared to the same period in the prior year.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Six months ended 30 April	2007	2006
Revenue	£1,018m	£961m
Underlying operating loss	(£66.5m)	(£67.0m)
Underlying loss before tax	(£82.5m)	(£76.5m)
Statutory operating loss	(£86.3m)	(£68.7m)
Statutory loss before tax	(£102.8m)	(£78.2m)
Underlying basic loss per share	(11.4p)	(10.5p)
Statutory basic loss per share	(14.2p)	(11.0p)

A reconciliation of underlying loss before tax to statutory loss before tax is as follows:

	2007 £m	2006 £m
Underlying loss before tax	(82.5)	(76.5)
Separately disclosed items	(12.9)	-
Loss on disposal of investment in associate	(0.5)	-
Amortisation of business combination intangibles	(7.9)	(2.5)
Taxation on profits of joint venture and associate	1.0	0.8
Statutory loss before tax	(102.8)	(78.2)

As previously announced, due to the UK Government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing underperforming business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

Sector reviews

Mainstream Holidays

Winter 2006/07

	Winter 06/07	Winter 05/06	Change%
Passengers ('000)[1]			
Short-haul	153	173	-12%
Medium-haul	337	364	-7%
Long-haul	135	109	+25%
Total	**625**	**646**	**-3%**
Revenue per passenger			
Short-haul	+4%		
Medium-haul	+3%		
Long-haul	+10%		
Total	**+12%**		
Revenue growth			
Short-haul	-9%		
Medium-haul	-4%		
Long-haul	+37%		
Subtotal	+8%		
Other revenues [2]	-10%		
Total	**+4%**		
Underlying operating loss (£m)	(60.9)	(54.8)	-11%
Operating margin	(16.6)%	(15.5)%	-1.1ppts
Controlled distribution[3]	62%	57%	+5ppts
Online distribution[3]	34%	31%	+3ppts

[1]*Passenger numbers include inclusive tour and flight-only sales for the UK, Ireland and Ski, whereas the trading updates simply focus on inclusive tour and flight-only sales for the UK.*
[2]*Other revenues include distribution, airline, accommodation only, cancellation and sundry revenue.*
[3]*Controlled and online distribution is expressed as a total % of customer bookings.*

In what continues to be a particularly challenging UK market, the Mainstream Holidays Sector has performed in line with our expectations. The Sector's revenue for the six months ended 30 April 2007 was £367.7m (2006: £352.5m), with an underlying operating loss of £60.9m (2006: £54.8m). The increase in the underlying loss is attributable to a number of factors, including the impact of the increase in APD resulting in a £2.5m impact to margin. As previously announced, we have not been able to fully recover the rise in fuel prices from our customers, resulting in a £2.0m impact to profitability, while the continuing investment in the long-haul programme has cost £3.0m in the first half. We now have our full complement of six long-haul B767s, with five operating and one providing dedicated standby cover, all of which will be in operation until we start to take delivery of our first B787s in 2009.

Winter capacity was flat year-on-year with a 7% reduction in short-haul, 8% in medium-haul and a 30% increase in long-haul. The demand for our long-haul offering is very encouraging and it now accounts for 25% of our Winter programme (2006: 19%).

We continue to increase our control of distribution and in the Winter period 62% (2006:57%) of First Choice product was sold through our own channels, while for Summer 2007 it is 71% (2006: 66%). The investment in exclusive differentiated product continues. In the Winter we operated five Holiday Villages, including our first long-haul Holiday Village in the Dominican Republic. Our newest Holiday Village, in Egypt, has opened for this Summer and two more Holiday Villages, Mexico and Cyprus, will open next Summer.

Specialist Holidays

This Sector operates a business model characterised by destination specialisation and expertise, flexible accommodation and flying arrangements with niche brands in each source market. The Sector delivered an underlying operating profit of £10.9m (2006: £9.4m) on revenues of £400.6m (2006: £428.3m), representing a margin improvement of 50 basis points. The performance was driven primarily by a strong UK performance, managing capacity in a challenging Canadian market and in the key European source markets.

European Specialist Businesses

The UK Specialist businesses enjoyed an excellent Winter with underlying operating profits increasing by £1.0m year-on-year. The restructuring of the Division and the investment in a dynamic new selling system is now yielding benefits with controlled distribution increasing from 57% of total bookings to 69% across the Division. In the Continental European Specialist businesses the rate of sale continued to improve throughout the season with the businesses managing capacity carefully throughout the period. Egypt has continued to recover from terrorist incidents which affected trading during the Winter 2006 season, while capacity to Morocco increased by 33% following the launch of a further Marmara club in the destination, which proved extremely popular with our customers.

As previously announced, we have decided to scale back, or close, certain smaller businesses in Continental Europe which had sales in the year ending 31 October 2006 of £36.3m. The £4.5m benefit arising from these actions will be realised in the current financial year.

North American Specialist Businesses

The Canadian market remains highly competitive and this Winter the weather was also unseasonally warm during December and January. Despite the competitive environment, Signature Vacations performed strongly across all the regions of the country, as we were able to successfully manage capacity despite weakened demand during the early part of the season with minimal impact on profitability.

The First Choice Student Travel businesses based in the USA and Canada performed in line with our expectations. The recent acquisitions in educational student travel have integrated well into the division and are performing as anticipated.

	Winter 06/07	Winter 05/06	Change%
Passengers ('000)[1]			
Europe	360	334	+8%
North America	360	338	+6%
Total	**720**	**672**	**+7%**
Year-on-year variation			
Revenue per passenger			
Europe	-5%		
North America	+4%		
Total	**Flat**		
Revenue growth			
Europe	+3%		
North America	+11%		
Subtotal	+7%		
Other [2]	-12%		
Total	**-6%**		
Underlying operating (loss)/profit (£m)	**2007**	**2006**	
Europe	(4.8)	(7.1)	32%
North America	15.7	16.5	-5%
Total	**10.9**	**9.4**	**16%**
Underlying operating margin	2.7%	2.2%	+0.5ppts

Note

[1]*Passenger and revenue KPI's include FY06 and FY07 acquisitions, and exclude discontinued operations.*

[2] *Other includes revenue relating to discontinued operations in FY06 and FY07 and the impact of changing foreign exchange rates.*

Activity Holidays

The Activity Holidays Sector delivered an underlying operating loss of £6.8m (2006: loss of £7.5m) on revenue growth of 25% to £174.7m (2006: £140.1m). The £0.7m improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

Marine

The Sunsail Yachts and Moorings' integration is progressing well and we remain on target to deliver the anticipated cost synergy benefits of £5m this year, which is ahead of our original target.

Sunsail Clubs has reduced capacity following the closure of the Javelin Club in Turkey for re-development, it is planned to re-open the Javelin Club in 2008. This market remains challenging with a number of competitors offering holidays at significantly discounted prices. Our newest club, Phokaia in Turkey is in its second year of operation and demand is very high, up 56% year-on-year, giving us confidence that, despite the competitive environment, a superior club experience is important to our customers.

Occupancy levels within Inland Waterways have risen over the season, while the level of direct sales has increased by four percentage points to 46% (2006: 42%).

Adventure

The Adventure division, which includes First Choice Expedition Cruising, performed in line with our expectations with consumer demand for adventure-style holidays continuing to drive top-line and margin growth, with total revenues up 28% to £105m (2006: £82m) and like-for-like revenues up 19%. During the period, we reviewed our participation in the expedition cruising market and took the strategic decision to focus solely on polar expedition cruising. As a consequence, we acquired Quark Expeditions the world's leading operator of expedition cruise voyages to the polar regions. Quark operate six ships in the polar region and has built up market leading expertise in this activity. This acquisition will allow us to combine the Peregrine ships to create the market-leading operator in the polar expedition cruising market. As a result of this decision, after the period end, we sold the two Clipper ships that we acquired with the INTRAV acquisition for net disposal proceeds of £16m, although we have retained a medium-term charter on the Clipper Adventurer. In our opinion access to this type of capacity is important but ownership of the assets was not the optimum use of capital when capacity was readily available in the marketplace. With our enhanced position in this market we will be able to substantially improve our itineraries in the 2007/08 cruising programme.

The schools business performed well during its key trading period including a strong performance from the Travel Class business we acquired in 2006. The FlexiSki business benefited from restructuring and delivered excellent growth during its key trading period.

Winter 2006/07

Year-on-year variation			Revenue Total	Like-for-like
Marine			+25%	+3%
Adventure [1]			+28%	+19%
Escorted Tours			+9%	n/a
Total			**+25%**	**+15%**
	Winter 06/07	**Winter 05/06**		**Change**
Underlying operating loss (£m)	(6.8)	(7.5)		+9.3%
Operating margin	(3.9)%	(5.3)%		1.4ppts

[1] *Winter 2006/07 revenue includes First Choice Expedition Cruising, which is not included in the trading updates*

Escorted Tours

The Escorted Tours division enjoyed revenue growth of 9% to £21.3m (2006: £19.5m) as the portfolio of cultural and luxury escorted tour operators continued to benefit from strong consumer-led growth for these products.

Online Destination Services

The Online Destination Services Sector has achieved 29% like-for-like growth in underlying operating profit in the first half with like-for-like revenues up 11% and total revenues up 88% to £74.7m (2006: £39.8m). Total underlying operating profit has risen 159% to £1.0m (2006: £1.7m loss) as a result of the continued growth in the Hotelbeds and Bedsonline routes to markets, the recovery in Mexico as a destination which was adversely affected last year by Hurricane Wilma and the acquisition of Laterooms.com.

The integration of last year's acquisitions, Meridian and Pacific World, remains in line with expectations and has resulted in the Sector bed-bank increasing substantially for all the main destinations in China and South East Asia.

Laterooms.com, which we acquired in December 2006, had an excellent first four months in the Group and has so far delivered a financial performance in excess of our expectations. We are delighted with this performance and remain confident that this business will complement our existing online capability.

	Winter 06/07	Winter 05/06	Change
Online			
Bednights (m)			
Hotelbeds	3.2	2.2	+46%
Bedsonline	1.7	1.1	+55%
Hotelopia	1.2	1.2	+3%
Total	**6.1**	**4.5**	**+37%**
TTV per bednight (year-on-year change)			
Hotelbeds	+0%		
Bedsonline	+4%		
Hotelopia	+7%		
Total	**+2%**		
Underlying operating profit/(loss) (£m)	1.0	(1.7)	+159%
Operating margin	1.3%	(4.3)%	+5.6ppts

Acquisitions

In the last six months we have completed seven acquisitions in niche segments of the leisure travel market for a maximum consideration of £145.8m. By way of comparison, in the first half ended 30 April 2006, we made nine acquisitions for a maximum consideration of £94.9m. Of the maximum consideration of £145.8m for the six months ended 30 April 2007, £106.8m has been paid during the first half. A further amount up to £39.0m could be paid as deferred and contingent consideration.

Acquisitions H1 2007	Max £m	Paid £m
Acquisitions in the year	**106.8**	**106.8**
Contingent consideration not recognised	8.3	
Deferred and contingent consideration recognised	30.7	
	145.8	106.8
Acquisition costs	1.2	1.2
Total cost of investment	147.0	108.0
Less contingent consideration not recognised	(8.3)	
Total cost of investment accounted for	**138.7**	**108.0**
Cash acquired with acquisitions		(6.2)
Cash paid relating to prior year acquisitions		4.6
Net cash outflow in the period relating to acquisitions		**106.4**

We have acquired businesses within the online, adventure, premium escorted tours and North American student travel segments of the market:

- In the online market, we acquired laterooms.com, an online hotel price comparator and genuine provider of late availability accommodation. This business operates in a high growth niche market as hoteliers seek to distribute their unsold stock.

- Within North American Student Travel we have acquired two businesses, Young Explorers an educational tours business based in Canada and KSA Events which offers participation by high school students in organised sporting events and tournaments. The acquisition of KSA Events provides us with the platform to enter the group performance segment of the student travel marketplace in the US, which demonstrates similar high-growth characteristics to our existing high school leisure and educational group travel propositions.

- In the Activity Holidays Sector we have acquired four businesses within the Adventure division in the first half. i-to-i, headquartered in the UK, has established itself as a leading provider of Meaningful Travel experiences while iExplore, Inc. is a US premium adventure travel internet portal and WesternXposure is an Australian operator of adventure tours in Western Australia and the Northern Territory. Within expedition cruising, we acquired Quark Expeditions, the world's leading operator of expedition cruise voyages to the Polar Regions, and recently disposed of the two Clipper cruising ships to enable our business to focus exclusively on expedition cruising.

After the period end, we acquired Hannibal Travel Group (trading under the Hannibal and Marco Polo brands) within the Escorted Tours division, which is a leading premium escorted tours operator, serving the Danish market and primarily the 'baby boomer' and 'young professional' demographic.

The acquisition pipeline remains strong and we will continue to target leisure travel companies that have excellent growth characteristics with the ability to generate superior returns for our shareholders.

Cash

Our net debt position of (£373m) represents increased indebtedness of £186m compared to the same point in the prior year (2006: £187m net debt). The net debt position comprises £196m of cash and £569m of debt. Our acquisition strategy accounts for the majority of this increase in debt.

Dividends

The Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11% compared to the same period in the prior year. This is in line with our stated progressive dividend policy to maintain dividend cover at around two-times. The dividend is payable on 26 September 2007 to shareholders on the register at 24 August 2007.

Corporate activity

On 19 March 2007, we announced a proposed merger with the Tourism Division of TUI AG (excluding certain hotel assets) to create TUI Travel PLC. On 4 June 2007, the European Commission announced that it had conditionally approved the merger, subject to divestment of a business within the Republic of Ireland.

The merger, which will be implemented by way of a Court-approved Scheme of Arrangement, remains subject to a number of conditions, including approval of the TUI Travel PLC prospectus by the UKLA, approval by First Choice shareholders, approval of the Scheme of Arrangement by the UK High Court and the listing of the TUI Travel PLC shares.

The expected timetable of key events is:

29 June 2007- UKLA approval and publication of the TUI Travel PLC prospectus

Early July 2007 - Posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders

By 1 October 2007 - Delisting of First Choice shares and listing of TUI Travel PLC shares

Within the expected timetable, exact dates for the posting of the First Choice Scheme of Arrangement circular and TUI Travel PLC prospectus to First Choice shareholders, the First Choice shareholder meetings, the Court hearing and for the final merger steps will be decided shortly. Shareholders will be kept fully informed.

Outlook

Current trading [1]

y-o-y variation %		Summer 2007 Sales	Summer 2007 Customers
Mainstream [2]			
	Short-haul	-8	-6
	Medium-haul	flat	flat
	Long-haul	+26	+21
Total		**+3**	**flat**
Capacity			flat
Specialist			
	Europe	+19	+17
	North America [3]	+7	-1
Total		**+18**	**+16**
Activity			
	Marine	+2	n/a
	Adventure [3]	+7	n/a
Total		**+5**	**n/a**

Online Destination Services		Summer 2007 Sales	Summer 2007 Bednights
Online			
	Hotelbeds	+48	+25
	Bedsonline	+72	+59
	Hotelopia [4]	+10	+4
Total		**+52**	**+32**
Laterooms		**+78**	**+73**

Notes:
[1] *These figures reflect trading up to 9 June 2007*
[2] *These statistics reflect UK Inclusive Tour and Flight Only sales*
[3] *These statistics exclude FY06 and FY07 acquisitions*
[4] *Hotelopia is on a booking basis*

In the six weeks since the trading update on 1 May 2007, trading for Summer 2007 has continued to perform in line with our expectations.

In Mainstream Holidays our performance has tracked in line with our expectations in what remains a challenging market, with revenues now cumulatively up +3% on flat volumes. We have cut capacity in the short-haul market, while maintaining capacity levels in the medium-haul segment where we are continuing to experience strong demand for Turkey and Greece. Within long-haul, as a result of the 25% increase in capacity and our differentiated product offering, we are continuing to enjoy strong demand for key destinations such as Mexico, Dominican Republic, Cuba and Costa Rica. Accordingly, long-haul revenues are up 26% on volume growth of 21%. We anticipate that margins will remain under pressure as the impact of the rise in APD and year-on-year increase in fuel costs affects our ability to recover the additional costs incurred.

The Specialist Holidays Sector has had an excellent start to Summer across all its businesses with sales and margins up on last year, as demand for the lifestyle and destination specialism products on offer and the growth in controlled distribution yields benefits across the sector.

Overall, the Activity Holidays Sector is performing well with the Adventure businesses enjoying a strong start to the season with revenues up 7% like-for-like and Marine revenues up +2% on a like-for-like basis. Margins are tracking slightly ahead of last year for the summer programme.

In the Online Destination Services Sector all routes to market continue to grow and are performing well, with margins ahead of last year. The Sector continues to benefit from demand for its significant bedbank across over 900 predominately leisure destinations from independent tour operators and travel agents. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78% and 73% respectively.

Although early in the selling period, where Winter 2007/08 is on sale, we are performing in line with our expectations.

Consolidated income statement
for the six months ended 30 April 2007 (unaudited)

	Note	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Revenue		**1,017.7**	960.7	2,715.3
Cost of sales		**(940.3)**	(893.6)	(2,313.4)
Gross profit		**77.4**	67.1	401.9
Administrative expenses		**(161.4)**	(133.7)	(289.0)
Share of operating (losses)/ profit of joint venture and associate		**(2.3)**	(2.1)	2.8
Operating (loss)/profit		**(86.3)**	(68.7)	115.7
Analysed as:				
Underlying operating (loss)/profit		**(66.5)**	(67.0)	135.4
Separately disclosed items	3	**(12.9)**	-	(5.8)
Amortisation of business combination intangibles		**(7.9)**	(2.5)	(11.3)
Impairment of goodwill		–	–	(1.4)
Taxation on (losses)/profits of joint venture and associate		**1.0**	0.8	(1.2)
		(86.3)	(68.7)	115.7
Loss on disposal of investment in associate		**(0.5)**	–	–
Financial income	4	**6.3**	3.8	8.9
Financial expenses	4	**(22.3)**	(13.3)	(27.1)
Net financing expenses		**(16.0)**	(9.5)	(18.2)
(Loss)/profit before tax		**(102.8)**	(78.2)	97.5
Taxation	5	**28.2**	20.6	(25.2)
(Loss)/profit for the period		**(74.6)**	(57.6)	72.3
Attributable to:				
Ordinary shareholders		**(74.9)**	(57.8)	72.0
Minority interest		**0.3**	0.2	0.3
(Loss)/profit for the period		**(74.6)**	(57.6)	72.3
Basic (loss)/earnings per ordinary share	7	**(14.2p)**	(11.0p)	13.7p
Non GAAP measures – Reconciliation of underlying operating profit to underlying earnings				
Underlying operating (loss)/profit		**(66.5)**	(67.0)	135.4
Net financing expenses		**(16.0)**	(9.5)	(18.2)
Underlying (loss)/profit before tax		**(82.5)**	(76.5)	117.2
Taxation (Group and share of joint ventures and associates)		**29.2**	21.4	(26.4)
Tax credit on intangibles acquired in business combinations		**(2.4)**	–	(4.3)
Tax credit on separately disclosed items		**(4.0)**	–	(1.7)
Minority interest		**(0.3)**	(0.2)	(0.3)
Underlying (loss)/earnings attributable to ordinary shareholders		**(60.0)**	(55.3)	84.5
Basic underlying (loss)/earnings per ordinary share	7	**(11.4p)**	(10.5p)	16.1p

Consolidated balance sheet
at 30 April 2007 (unaudited)

	30 April 2007 £m	30 April 2006 £m	31 October 2006 £m
Non-current assets			
Intangible assets	**761.0**	559.8	604.2
Property, plant and equipment	**289.4**	309.0	312.4
Investments in joint venture and associate	**32.2**	32.4	36.8
Other investments	**0.7**	0.9	0.6
Trade and other receivables	**106.2**	80.4	80.0
Deferred tax assets	**56.1**	61.0	56.8
	1,245.6	1,043.5	1,090.8
Current assets			
Trade and other receivables	**541.4**	478.5	391.7
Income tax debtor	**18.7**	–	–
Derivative financial instruments	**6.3**	20.0	1.6
Cash and cash equivalents	**196.1**	156.1	177.5
Assets classified as held for sale	**16.0**	6.5	1.2
	778.5	661.1	572.0
Total assets	**2,024.1**	1,704.6	1,662.8
Current liabilities			
Interest-bearing loans and borrowings	**(134.5)**	(10.2)	(8.6)
Derivative financial instruments	**(62.9)**	(26.4)	(62.5)
Trade and other payables	**(1,036.1)**	(1,004.8)	(865.9)
Provisions	**(17.7)**	(13.1)	(17.6)
Income tax payable	**–**	(3.4)	(24.7)
	(1,251.2)	(1,057.9)	(979.3)
Non-current liabilities			
Interest-bearing loans and borrowings	**(434.5)**	(333.3)	(272.2)
Employee benefits	**(27.8)**	(34.6)	(24.7)
Other long term liabilities	**(62.9)**	(35.9)	(40.1)
Provisions	**(30.8)**	(32.3)	(30.2)
Deferred tax liabilities	**(50.9)**	(29.0)	(34.3)
	(606.9)	(465.1)	(401.5)
Total liabilities	**(1,858.1)**	(1,523.0)	(1,380.8)
Net assets	**166.0**	181.6	282.0
Equity			
Share capital	**15.9**	15.9	15.9
Share premium	**242.2**	241.7	242.0
Other reserves	**296.3**	336.8	296.4
Retained earnings	**(389.3)**	(413.2)	(273.2)
Total equity attributable to equity holders of the parent	**165.1**	181.2	281.1
Minority interest	**0.9**	0.4	0.9
Total equity	**166.0**	181.6	282.0

Consolidated statement of cash flows

for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
(Loss)/profit for the period	**(74.6)**	(57.6)	72.3
Adjustment for:			
Depreciation and amortisation	**30.1**	24.2	56.2
Equity-settled share-based payment expenses	**3.3**	3.0	6.1
Gain on sale of property, plant and equipment	**(0.3)**	–	(0.9)
Loss/(income) from joint venture and associate	**2.3**	2.1	(2.8)
Impairment of goodwill	**–**	–	1.4
Loss on foreign exchange	**0.3**	–	0.2
Finance income	**(6.3)**	(3.8)	(8.9)
Finance expense	**22.3**	13.3	27.1
Income tax (credit) / expense	**(28.2)**	(20.6)	25.2
Operating (loss)/profit before changes in working capital and provisions	**(51.1)**	(39.4)	175.9
Increase in trade and other receivables	**(157.9)**	(168.5)	(60.9)
Increase in trade and other payables	**167.2**	160.3	12.3
Increase/(decrease) in provisions and employee benefits	**5.1**	(5.9)	(8.0)
Cash flows from operations	**(36.7)**	(53.5)	119.3
Interest paid	**(19.9)**	(11.1)	(22.6)
Interest received	**4.0**	2.1	5.1
Income taxes paid	**(13.3)**	(9.3)	(14.4)
Cash flows from operating activities	**(65.9)**	(71.8)	87.4
Investing activities			
Proceeds from sale of property, plant and equipment	**9.5**	15.9	20.3
(Purchase of)/proceeds from sale of investments	**(0.1)**	(0.1)	0.1
Dividends received from associate	**–**	–	0.5
Acquisition of subsidiaries, net of cash acquired	**(106.4)**	(79.5)	(108.1)
Acquisition of property, plant and equipment	**(23.1)**	(20.4)	(59.6)
Purchase of own shares for share-based payments	**(3.9)**	–	–
Net cash flow from investing activities	**(124.0)**	(84.1)	(146.8)
Financing activities			
Proceeds from the issue of share capital	**–**	0.2	0.2
Proceeds from new loans	**271.2**	294.9	213.2
Repayment of borrowings	**(21.1)**	(40.3)	(26.8)
Payment of finance lease liabilities	**(0.5)**	(13.6)	(17.7)
Ordinary and minority interest dividends paid	**(40.7)**	(34.7)	(34.7)
Net cash flow from financing activities	**208.9**	206.5	134.2
Net increase in cash and cash equivalents	**19.0**	50.6	74.8
Cash and cash equivalents at start of period	**177.5**	105.4	105.4
Effect of foreign exchange on cash held	**(0.4)**	0.1	(2.7)
Cash and cash equivalents at end of period	**196.1**	156.1	177.5
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	**196.1**	156.1	177.5
Overdraft bank accounts shown in interest bearing liabilities	**–**	–	–
Cash and cash equivalents for the cash flow statement	**196.1**	156.1	177.5

Consolidated statement of recognised income and expense

for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Foreign exchange translation	**(2.2)**	0.7	(3.7)
Actuarial gains arising in respect of defined benefit pension schemes	**–**	–	4.0
Tax on items taken directly to equity	**(0.8)**	2.7	21.6
Cash flow hedges:			
- movement in fair value	**(25.5)**	(7.4)	(55.1)
- amounts recycled to the income statement	**28.4**	(1.4)	(5.1)
Net expense recognised directly in equity	**(0.1)**	(5.4)	(38.3)
(Loss)/profit for the period	**(74.6)**	(57.6)	72.3
Total recognised (expense)/income for the period	**(74.7)**	(63.0)	34.0
Attributable to:			
Ordinary shareholders	**(75.0)**	(63.2)	33.7
Minority interest	**0.3**	0.2	0.3
	(74.7)	(63.0)	34.0

Notes (unaudited)

1. Basis of preparation

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 October 2006.

The comparative figures for the financial year ended 31 October 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segmental information

The Sector analysis is based on the Group's management and reporting structure.

Period ended 30 April 2007

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture	Total Group
Revenue							
Total revenue	372.5	400.6	175.3	80.2	(10.9)	-	1,017.7
Less: Inter segment revenue	(4.8)	-	(0.6)	(5.5)	10.9	-	-
External revenue							
- continuing operations	367.7	400.3	172.9	69.5	-	-	1,010.4
- acquisitions	-	0.3	1.8	5.2	-	-	7.3
Total external revenue	**367.7**	**400.6**	**174.7**	**74.7**	**-**	**-**	**1,017.7**
Operating (loss)/profit	(69.7)	8.5	(11.1)	(4.3)	(7.4)	(2.3)	(86.3)
Add back:							
Amortisation of business combination intangibles	-	1.0	2.2	4.7	-	-	7.9
Separately disclosed items	8.8	1.4	2.1	0.6	-	-	12.9
Taxation on joint venture and associate	-	-	-	-	-	(1.0)	(1.0)
Underlying operating (loss)/profit	**(60.9)**	**10.9**	**(6.8)**	**1.0**	**(7.4)**	**(3.3)**	**(66.5)**
Analysed as:							
- continuing operations	(60.9)	10.9	(7.0)	(1.2)	(7.4)	(3.3)	(68.9)
- acquisitions	-	-	0.2	2.2	-	-	2.4
	(60.9)	**10.9**	**(6.8)**	**1.0**	**(7.4)**	**(3.3)**	**(66.5)**
Net financing expenses							(16.0)
Underlying loss before tax							**(82.5)**

2. Segmental information – cont'd

Period ended 30 April 2006

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
Revenue							
Total revenue	361.9	428.3	140.1	44.7	(14.3)	-	960.7
Less: Inter segment revenue	(9.4)	-	-	(4.9)	14.3	-	-
Total external revenue	352.5	428.3	140.1	39.8	-	-	960.7
Operating (loss)/profit	**(54.8)**	**9.0**	**(9.4)**	**(1.9)**	**(9.5)**	**(2.1)**	**(68.7)**
Add back:							
Amortisation of business combination intangibles	-	0.4	1.9	0.2	-	-	2.5
Taxation on joint venture and associate	-	-	-	-	-	(0.8)	(0.8)
Underlying operating (loss)/profit	**(54.8)**	**9.4**	**(7.5)**	**(1.7)**	**(9.5)**	**(2.9)**	**(67.0)**
Net financing expenses							(9.5)
Underlying loss before tax							**(76.5)**

Period ended 31 October 2006

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
Revenue							
Total revenue	1,290.8	961.6	344.2	158.1	(39.4)	-	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	-	-
Total external revenue	1,272.1	961.5	343.4	138.3	-	-	2,715.3
Operating profit/(loss)	**68.0**	**30.1**	**17.7**	**13.9**	**(16.8)**	**2.8**	**115.7**
Add back:							
Amortisation of business combination intangibles	-	5.2	5.6	0.5	-	-	11.3
Separately disclosed items	2.5	3.3	-	-	-	-	5.8
Impairment of goodwill	-	1.4	-	-	-	-	1.4
Taxation on joint venture and associate	-	-	-	-	-	1.2	1.2
Underlying operating loss	**70.5**	**40.0**	**23.3**	**14.4**	**(16.8)**	**4.0**	**135.4**
Net financing expenses							(18.2)
Underlying profit before tax							**117.2**

Comparative segmental information has been restated to reflect the transfer of management of Trips Worldwide, Magic of the Orient, Aventuria and Your Man Tours business from the Activity Holidays Sector to the Specialist Holidays Sector. Comparative information has also been restated to reflect corporate costs separately.

Online Destination Services revenue and cost of sales for the six month period to 30 April 2006 have both been reduced by £56.1m in order to be presented on a consistent basis with the other periods reported.

3. Separately disclosed items

As previously announced, due to the UK government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing under performing business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

4. Net financing expenses

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Interest income	**4.0**	2.0	5.0
Interest on pension scheme assets	**2.3**	1.8	3.9
Financial income	**6.3**	3.8	8.9
Bank interest payable on loans and overdrafts	**(19.2)**	(10.5)	(21.5)
Interest on pension scheme liabilities	**(2.4)**	(2.2)	(4.5)
Finance lease charges	**(0.7)**	(0.6)	(1.1)
Financial expenses	**(22.3)**	(13.3)	(27.1)
Net financing expenses	**(16.0)**	(9.5)	(18.2)

5. Taxation

Income tax for the six month period to 30 April 2007 is calculated using the estimated annual effective tax rate for the full year ending 31 October 2007.

The estimated annual effective tax rate for the year ended 31 October 2007, calculated on profit/loss before tax separately disclosed items and amortisation of business combination intangibles, is 27.5% (2006: full year actual underlying tax rate 27.6%).

6. Dividends

Dividends have been recognised within equity as follows:

	6 months 30 April 2007 £m	6 months 30 April 2006 £m	Year 31 October 2006 £m
Interim ordinary dividend paid for 2006 2.25p (2005: 1.95p)	**11.8**	10.1	10.1
Final ordinary dividend paid for 2006 of 5.40p (2005: 4.65p)	**28.6**	24.4	24.4
	40.4	34.5	34.5

6. Dividends – cont'd

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.50p per share (2006: 2.25p) payable on 26 September 2007 to the holders of relevant shares on the register at 24 August 2007. The interim dividend amounts to £13.2m (2006: £11.8m) and will be recognised as a deduction from equity when paid.

A dividend reinvestment plan is available for shareholders. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2007 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 5 September 2007 and any requests should be made in good time ahead of that date.

7. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2007 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts.

	Loss	**Weighted average no. of shares**	**Loss per share**	Loss	Weighted average no. of shares	Loss per share
		6 months 30 April			6 months 30 April	
	2007 £m	**2007 millions**	**2007 pence**	2006 £m	2006 millions	2006 pence
Basic and diluted loss per ordinary share	**(74.9)**	**527.0**	**(14.2)**	(57.8)	524.2	(11.0)
Amortisation of business combination intangibles (net of tax)	**5.5**	**–**	**1.0**	2.5	–	0.5
Basic and diluted loss per share before amortisation of business combination intangibles	**(69.4)**	**527.0**	**(13.2)**	(55.3)	524.2	(10.5)
Separately disclosed items (net of tax)	**8.9**	**–**	**1.7**	–	–	–
Disposal of investment in associate	**0.5**	**–**	**0.1**	–	–	–
Basic and diluted underlying loss per ordinary share	**(60.0)**	**527.0**	**(11.4)**	(55.3)	524.2	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic loss per ordinary share and diluted underlying loss per ordinary share has not included anti-dilutive potential ordinary shares. Therefore there is no difference between the calculation of basic and diluted measures in the six month period.

8. Acquisitions

During the six months ended 30 April 2007, the Group has made the following acquisitions:

Sector & entity	Country of operation	Date of acquisition	Consideration recognised £m
Specialist			
Young Explorers	Canada	January 2007	0.8
KSA Events	USA	April 2007	+2.1
Activity			
WesternXposure	Australia	February 2007	+2.4
i-to-i	UK	February 2007	+20.6
iExplore	USA	February 2007	+4.6
Quark Expeditions	USA	April 2007	9.8
ODS			
Laterooms.com	UK	December 2006	+97.2
			137.5

+ Provisional, as consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £101.8m; deferred consideration and acquisition costs of £4.6m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £106.4m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions £m	Book value prior to acquisition	Fair value adjustments (provisional)	Fair value to Group (provisional)
Property, plant and equipment	1.0	-	1.0
Other intangible assets	0.8	56.6	57.4
Trade and other receivables	6.7	-	6.7
Trade and other payables	(11.2)	-	(11.2)
Interest-bearing loans and borrowings	(17.5)	-	(17.5)
Income tax payable	(0.1)	-	(0.1)
Deferred tax liabilities	-	(17.6)	(17.6)
Cash and cash equivalents	6.2	-	6.2
Net identifiable assets and liabilities	(14.1)	39.0	24.9
Goodwill on acquisition			113.8
Fair value of consideration		137.5	
Acquisition costs		1.2	
Total cost of investment			138.7
Cash and cash equivalents acquired			(6.2)
Loan notes payable			(21.6)
Deferred and contingent consideration and accrued costs			(9.1)
Net cash outflow			**101.8**

9. Reconciliation of movements in equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**
Total recognised (expense)/ income for the period	–	–	(0.1)	(74.9)	(75.0)	0.3	(74.7)
Shares issued	–	0.2	–	(0.2)	–	–	–
Share based payment	–	–	–	3.3	3.3	–	3.3
Acquisition of shares for share-based payment	–	–	–	(3.9)	(3.9)	–	(3.9)
Ordinary dividends *(note 6)*	–	–	–	(40.4)	(40.4)	–	(40.4)
Minority interest dividend	–	–	–	–	–	(0.3)	(0.3)
At 30 April 2007	**15.9**	**242.2**	**296.3**	**(389.3)**	**165.1**	**0.9**	**166.0**

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserves £m	Total £m
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**
Total recognised (expense)/ income for the period	–	–	(2.2)	2.1	(0.1)
At 30 April 2007	**201.4**	**138.5**	**(8.0)**	**(35.6)**	**296.3**

10. Movements in cash and net debt

	30 April 2007 £m	Cash movement £m	Foreign exchange movements £m	Arising on acquisition £m	31 October 2006 £m	30 April 2006 £m
Cash and cash equivalents	**196.1**	19.0	(0.4)	–	177.5	156.1
Bank loans and loan notes	**(561.6)**	(250.0)	1.1	(39.1)	(273.6)	(336.0)
Finance leases	**(7.4)**	0.5	(0.7)	–	(7.2)	(7.5)
Net debt	**(372.9)**	(230.5)	–	(39.1)	(103.3)	(187.4)

Cash movements in bank loans include £0.1m of repayment of acquisition-related loan notes. For clarity, the cash flow statement includes this movement in payments for the acquisition of subsidiaries.

11. Approval

The interim financial statements were approved by the Board on 13 June 2007.

Independent Review Report by KPMG Audit Plc
to First Choice Holidays PLC

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 April 2007 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 April 2007.

KPMG Audit Plc
Chartered Accountants
London

13 June 2007

BEING A LEADER

FIRST CHOICE HOLIDAYS PLC
Annual Report and Accounts 2006

RECEIVED
2007 DEC 17 P 12:57

First Choice
Holidays PLC
Where leisure travels further


First Choice
Holidays PLC

INTRODUCTION

FIRST CHOICE HOLIDAYS PLC IS A LEADING INTERNATIONAL LEISURE TRAVEL COMPANY. IT OPERATES FROM 17 MAJOR SOURCE MARKETS AND EMPLOYS OVER 15,000 PEOPLE ACROSS MORE THAN 80 BRANDS.

EACH OF ITS FOUR SECTORS OFFERS PARTICULAR TYPES OF LEISURE TRAVEL. IT COULD BE A TWO-WEEK HOLIDAY IN THE MEDITERRANEAN OR FLORIDA, ARCTIC EXPEDITION CRUISING, STUDENT EDUCATIONAL TRAVEL, SAILING IN THE CARIBBEAN, A CULTURAL JOURNEY THROUGH EGYPT, A ROUND THE WORLD PRIVATE JET TOUR OR BOOKING A HOTEL FOR A WEEKEND AWAY. FIRST CHOICE CAN SATISFY ALL THESE AND MANY MORE LEISURE TRAVEL NEEDS TO OVER 200 COUNTRIES.

A BALANCED BUSINESS
THE BUSINESS MODEL FOCUSES ON DIFFERENTIATION AND FLEXIBILITY ACROSS THE GROUP. OUR DIVERSE PRODUCT PORTFOLIO AND INTERNATIONAL DIMENSION GIVE BALANCE.

Strategy
Our strategy is to continue to transform ourselves into a leading international leisure travel company, comprising a differentiated UK Mainstream tour operating business and a portfolio of niche specialist businesses across the world, creating added value experiences for our customers. This will ensure long-term sustainable competitive advantage with premium margins and returns for our shareholders.

Contents

HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Revenue

£2,715.3m

up 11% (2005: £2,441.6m)

Dividends per ordinary share

7.65p

up 16% (2005: 6.6p)

Underlying operating profit*

£135.4m

up 13% (2005: £120.2m)

Underlying profit before tax*

£117.2m

up 2% (2005: £115.0m)

Underlying operating profit margin*

5.0%

up 10 basis points (2005: 4.9%)

Statutory profit

£72.3m

down 10% (2005: £80.3m)

*Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests.

OPERATIONAL HIGHLIGHTS

Our diversified portfolio delivered strong performance in a difficult market-place.

The Mainstream Holidays Sector outperformed the market with our long-haul product proving very popular increasing revenues and bookings by 44% and 35% respectively.

The three specialist Sectors continue to offer life experiences in segments of the market where there is increasing demand.

Grand Expeditions and Intrav acquisitions integrated and performing well:
- creation of Escorted Tours division and First Choice Expedition Cruising.

£148.7m of niche, specialist acquisitions made during the year; strong pipeline going forward:
- first acquisition in Asia Pacific region.

OUR SECTORS



MAINSTREAM HOLIDAYS

Efficient flexible business model, differentiated product and powerful one brand franchise.

Underlying operating profit*
£53.7m
Revenue
£1,272m
% Group underlying operating profit
39%
Growth in underlying operating profit year-on-year
-7%



SPECIALIST HOLIDAYS

Destination and lifestyle led with a high degree of exclusive product and strong local brands, offers exciting growth.

Underlying operating profit*
£36.6m
Revenue
£928m
% Group underlying operating profit
27%
Growth in underlying operating profit year-on-year
16%



ACTIVITY HOLIDAYS

Market leading brands with high customer loyalty and a mix of asset intensive and asset light businesses, operating in a rapidly growing market.

Underlying operating profit*
£26.7m
Revenue
£377m
% Group underlying operating profit
20%
Growth in underlying operating profit year-on-year
57%



ONLINE DESTINATION SERVICES

Online accommodation and other destination services to tour operators, travel agents and personal customers, achieving strong top-line growth and market penetration.

Underlying operating profit*
£14.4m
Revenue
£138m
% Group underlying operating profit
11%
Growth in underlying operating profit year-on-year
26%

The joint venture with Royal Caribbean Cruises Ltd. has a share of Group underlying operating profit of 3%.

CHAIRMAN'S STATEMENT



Sir Michael Hodgkinson
Chairman

IN WHAT HAS BEEN A DIFFICULT YEAR FOR THE LEISURE TRAVEL MARKET, THE GROUP HAS DEMONSTRATED THAT ITS STRATEGY OF DIVERSIFYING RISK BY CREATING LEADERSHIP POSITIONS ACROSS A PORTFOLIO OF INTERNATIONAL LEISURE BUSINESSES CONTINUES TO DELIVER SUSTAINABLE GROWTH. THE PORTFOLIO, WHICH OFFERS CUSTOMERS IN 17 SOURCE MARKETS A WIDE VARIETY OF LEISURE EXPERIENCES TO OVER 200 DESTINATION COUNTRIES, MEANS THAT THE GROUP IS NEVER OVER-RELIANT ON ANY SINGLE DESTINATION OR SOURCE MARKET. OUR FINANCIAL PERFORMANCE IS TESTAMENT TO MANAGEMENT'S ABILITY TO ANTICIPATE AND EFFECTIVELY GUIDE THE GROUP THROUGH AN UNPRECEDENTED NUMBER OF GEO-POLITICAL EVENTS AND NATURAL DISASTERS.

In the Mainstream Sector, we have outperformed the market and continue to do so due to a greater offering of exclusive differentiated product, a more flexible business model and a superior management team. In the Specialist Sectors, our portfolio of businesses continue to perform strongly as we benefit from the breadth of Specialist and Activity travel experiences available to our customers.

RESULTS
Consequently, I am very pleased to report that the Group achieved record underlying[1] profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% at £135.4m (2005: £120.2m), on revenue growth of 11% to £2,715m (2005: £2,442m). The resulting underlying earnings per share increased by 16% to 16.1p (2005: 13.9p). This represents the fourth consecutive year of underlying double-digit earnings growth and demonstrates the strength of the Group's strategy, which combines both organic and acquisition led growth. The Group's statutory profit before tax was £97.5m (2005: £112.2m) and statutory basic earnings per share was 13.7p (2005: 13.5p).

DIVIDENDS
The Board is recommending a final dividend of 5.40p per share (2005: 4.65p), an increase of 16% on the comparable period. The interim dividend was 2.25p (2005: 1.95p), giving a total dividend for the year of 7.65p per share (2005: 6.60p). The full year dividend increase of 16% per share represents the fourth consecutive year of double-digit dividend growth and reflects our continuing commitment to a progressive dividend policy and our confidence in the future.

REVENUE* (£m)
2002-2006


02 2,183.3
03 2,249.1
04 2,317.5
05 2,441.6
06 2,715.3
0 500 1000 1500 2000 2500 3000

UNDERLYING PROFIT BEFORE TAX* (£m)
2002-2006


02 72.5
03 87.1
04 98.3
05 115.0
06 117.2
0 20 40 60 80 100 120

DIVIDENDS PER SHARE (p)
2002-2006


02 4.50
03 5.00
04 5.50
05 6.60
06 7.65
0 1 2 3 4 5 6 7 8

* 2006 & 2005 – IFRS
2004, 2003 & 2002 – UK GAAP

[1] Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation on profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests.

THE MARKET

We have recognised for some time that to remain successful in the mainstream tour operating segment of the market in the UK, we would need to reduce our exposure to the increasingly commoditised short-haul market and be able to offer our customers better quality differentiated product. We have, therefore, invested in exclusive product, such as Holiday Villages and our long-haul aircraft, which has given us competitive advantage and consequently enabled us to outperform the market. When we start to take delivery of our Boeing 787s in 2009 the differentiated experience will be even greater for our customers. The results we are achieving from the long-haul product has given us the confidence to order eight of these aircraft with an option to acquire a further four.

In our specialist Sectors we have identified niche growth segments in which we are investing and developing leading positions. These parts of the Group are truly international and offer exciting growth opportunities. Many of these segments are highly fragmented and building a significant presence through acquisition has allowed us to create substantial businesses in a relatively short period.

ACQUISITIONS

Acquisitions continue to be a key part of our strategy. This year we have made 13 acquisitions for a total consideration of £148.7m of which £129.3m has been paid during the year (2005: 12 acquisitions for consideration of £65.5m of which £53m had been paid).

The acquisition pipeline remains strong as we continue to identify opportunities which have excellent growth characteristics across a number of segments including adventure travel, student travel and specialist escorted tours.

BOARD

Giles Thorley joined the Board on 1 February 2006 and has proven to be a valuable and supportive Board member. As the Group has transformed itself from a purely mainstream holidays business in 1999 to an international leisure travel company today, we have similarly established a Board with a wide-ranging skill set, excellent business reputation and international experience.

COLLEAGUES

We are a people business, focused on giving our customers the most enjoyable leisure travel experience we can. The passion and commitment shown by our colleagues across all the businesses has been greatly appreciated and, on behalf of the Board, I would like to thank them all for their hard work and effort.

SUSTAINABLE DEVELOPMENT

First Choice is committed to sustainable development in both source market and in destination. We are a founder member of the Travel Foundation in the UK and encourage all of our businesses to behave responsibly and support communities on an ongoing basis. Our stand-alone (web based) Environment & People Report was updated in the Spring and includes key future commitments. We were admitted to the FTSE4Good Index last year and for the first time completed the full Business in the Community Corporate Responsibility Survey. All the FTSE100 and FTSE250 companies are invited to participate in the Survey and we were ranked 101 with an overall score of 72%.

OUTLOOK

First Choice Holidays PLC has once again delivered strong financial performance in a year when our flexible business model and strategy has been tested by challenging conditions in a number of source and destination markets, but has proven successful in delivering growth.

On 27 November 2006 we announced, following press speculation regarding the Mainstream business, that the Board of First Choice Holidays PLC has been reviewing how it might continue to maximise the potential of its market leading tour operating business. The Board is considering a range of alternatives in this market and discussions with a number of parties are at a preliminary stage. There can be no certainty that any transaction will be forthcoming. However, I remain confident, whatever the outcome, that our strategy and flexible business model will ensure that we are well placed to continue to outperform the market and deliver sustainable growth into 2007 and beyond.

Sir Michael Hodgkinson
Chairman
6 December 2006

BUSINESS AND FINANCIAL REVIEW



Peter Long
Chief Executive



Paul Bowtell
Group Finance Director

13%

Group underlying operating profit increase

30%

underlying operating profit increase of three specialist Sectors

THE BUSINESS AND FINANCIAL REVIEW HAS BEEN PREPARED BY THE BOARD OF FIRST CHOICE HOLIDAYS PLC (THE COMPANY) SOLELY FOR THE MEMBERS OF FIRST CHOICE HOLIDAYS PLC. IT PROVIDES INFORMATION ON THE CORPORATE OBJECTIVES OF THE GROUP AND ITS BUSINESSES, TOGETHER WITH A REVIEW OF OUR PROGRESS DURING THE FINANCIAL YEAR ENDED 31 OCTOBER 2006 AND AN ASSESSMENT OF THE KEY RISKS AND UNCERTAINTIES THAT WE FACE.

CORPORATE OBJECTIVES AND STRATEGY

First Choice Holidays PLC is a leading international leisure travel company. It operates from 17 major source markets offering differentiated leisure travel experiences to more than eight million customers annually. Over the past five years, the Company has invested in increasing its international presence and has moved into niche segments which offer good long-term growth prospects, create additional shareholder value and allow us to build leadership positions. The Group operates with a flexible and efficient business model which allows it to increase or decrease capacity more easily than a number of its competitors. The new market segments it has chosen to enter have a highly fragmented supply base which provides us with good opportunities for further consolidation in those markets.

We aim to deliver long-term sustainable shareholder value through continued growth in profitability and we invest in current and newly acquired businesses to achieve this. The Board, however, also recognises that external factors beyond the Company's control can affect these objectives in the short-term but believes that the competitive advantage inherent in our chosen growth segments will provide more robust longer-term value for our shareholders.

Our strategy this year has remained unchanged. We continue to build our position as a leading international leisure travel company, comprising a differentiated UK mainstream tour operating business and a portfolio of niche specialist businesses across the world, creating added value experiences for our customers. This will ensure long-term sustainable competitive advantage with premium margins resulting in superior returns for our shareholders.

KEY STRENGTHS

First Choice Holidays PLC ensures that all its businesses across the Group operate with flexible and efficient business models thereby enabling them to anticipate trends more easily and react quickly to changes in the trading environment by ameliorating the adverse effects of unforeseen natural disasters, geo-political events and the like.

Operating from 17 major source markets gives the Company a good international spread of businesses and means we are not over reliant on any one source market from which to attract customers. We will continue to investigate new source markets that demonstrate good growth prospects such as Asia and Latin America.

By offering differentiated product across the Group, both specialist and mainstream, we are able to cater to a wide range of customers who are seeking the many and varied leisure travel experiences provided by us through our portfolio of businesses.

The companies we acquire tend to be asset light with a high level of expertise within the business. Those Group businesses that do require higher levels of capital expenditure invest in assets (such as yachts, inland waterways cruisers, expedition cruise ships, licences to operate in the Galapagos or yacht berths), which provide greater competitive advantage and allows a premium to be charged.

GROUP PERFORMANCE

The Group has once again delivered strong operational performance and financial growth in a year that has tested the leisure travel industry. The year's financial results prove that the flexible business model we operate, combined with the range of differentiated leisure travel experiences the Group offers, is both robust and provides a platform for long-term sustained growth.

The Group has achieved underlying profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% to £135.4m (2005: £120.2m). The underlying profit before tax includes net financing expense of £18.2m which is £13.0m higher than in 2005, primarily as a result of refinancing the convertible preference shares in July 2005 (£9.0m) and a higher level of acquisitions (£4.0m). Group revenue for the year increased by 11% to £2,715m (2005: £2,442m). The resulting operating profit margin improved by 10 basis points to 5.0% this year. It should be noted that during the year we changed our accounting policy regarding ODS revenue recognition to bring it in line with accepted market practice, which resulted in a margin improvement. However, the 10 basis points margin improvement is after restating prior year revenue.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Year ended 31 October	2006	2005
Revenue	£2,715m	£2,442m
Underlying operating profit	£135.4m	£120.2m
Underlying profit before tax	£117.2m	£115.0m
Statutory operating profit	£115.7m	£117.4m
Statutory profit before tax	£97.5m	£112.2m
Underlying basic earnings per share	16.1p	13.9p
Statutory basic earnings per share	13.7p	13.5p

A reconciliation of underlying profit before tax to statutory profit before tax is as follows:

	2006 £m	2005 £m
Underlying profit before tax	117.2	115.0
Separately disclosed items	(5.8)	-
Impairment of goodwill on closure of business	(1.4)	-
Amortisation of business combination intangibles	(11.3)	(1.9)
Taxation on profits of joint venture and associate	(1.2)	(0.9)
Statutory profit before tax	**97.5**	**112.2**

Our acquisition strategy is clearly a key contributor to future growth and we continue to have a strong pipeline of potential acquisition opportunities. We are continuously exploring new geographical source markets and destinations to expand our portfolio of leisure travel businesses and diversify risk. In August 2006, we acquired the Pacific World group of seven companies. This marked our first significant entry into the Asia Pacific and Chinese markets. These markets represent a significant opportunity for high growth in travel and the fragmented nature of the accommodation supply base fits well with our Online Destination Services model. The integration of this business is progressing well.

We also entered the North American specialist escorted tours segment during the year. This is a fragmented market-place which focuses on the growing and affluent "boomer" demographic. We now have seven brands operating in this high margin segment. These include Country Walkers, International Expeditions, Park East, TRAVCOA, TCS Expeditions, all acquired as part of the acquisition of Grand Expeditions in December 2005. In addition, Intrav was acquired in January 2006 and Your Man Tours acquired in July 2006. All of these businesses have performed well during the year and provide significant growth opportunities.

- Mainstream Holidays Sector underlying operating profit was £53.7m (2005: £57.5m), down 7% year-on-year, primarily due to the delay in high season bookings as a direct result of the World Cup and extremely warm weather in July which led to pricing pressure in the lates market. Revenue grew by 1% to £1,272m (2005: £1,264m).

- Specialist Holidays Sector underlying operating profit was £36.6m (2005: £31.5m), up 16% year-on-year. This was on revenue of £928m (2005: £891m), up 4%. The increase in profit was driven by continued growth in Canada and strong performance in our UK Specialist Division and North American student businesses.

- Activity Holidays Sector underlying operating profit was £26.7m (2005: £17.0m), up 57% year-on-year. This was achieved on revenue of £377m (2005: £194m), up 94%. On a like-for-like basis revenue was up 13%. The result was driven by good performances by our Adventure businesses and by a contribution of £5.5m from acquisitions made in the year.

- Online Destination Services Sector underlying operating profit was £14.4m (2005: £11.4m), up 26% year-on-year, with continued strong growth in revenue up 49% to £138m (2005: £93m). This result reflects strong underlying growth in our online channels offset by further incremental investment in Hotelopia.

- The Group's joint venture with Royal Caribbean Cruises Ltd. increased underlying profit before tax by £1.5m to £5.0m (2005: £3.5m). The Group's share of the pre-tax profit amounted to £2.5m, compared to £1.8m in 2005.

As announced at the trading update in October, we constantly review our participation strategy and how we can remain cost competitive. As a result of a review of underperforming business units and restructuring actions across all our Sectors, but particularly the UK, the Group has incurred net separately disclosed items of £5.8m.

PARTNERING

As an international leisure travel company we have developed sound, long-term relationships across all our businesses. We believe in working together with the suppliers we use across the world and our strategic alliance partners. This way we are able to provide high levels of service and choice for our customers whatever leisure travel experience we are providing.

Online Destination Services
This Sector's relationships, with mainly independent hoteliers, now stretches from the Mediterranean to Asia Pacific via European cities and the USA.



32%
increase in long-haul Summer capacity

63%
controlled distribution in Mainstream

MAINSTREAM HOLIDAYS SECTOR

The Mainstream Holidays Sector consists of the UK and Ireland tour operating, retail and airline businesses. With a clear strategy, it is focused on the further development of differentiated, exclusive product such as the long-haul flight experience and Holiday Villages as it reduces capacity in the commoditised short-haul market. With a strong brand that is increasingly recognised as offering holidays of good value and quality, it is also benefiting from greater control of distribution.

Despite satisfactory revenue performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to bird flu scares in the early booking period, the World Cup in June and unusually warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental year-on-year fuel costs for the season of £50m were not fully recovered from the customer in the lates market. This, combined with additional costs we incurred in managing an unprecedented level of external events resulted in a 7% reduction in full year underlying operating profit to £53.7m (2005: £57.5m), and a 0.3 percentage point reduction in underlying margin to 4.2%.

MAINSTREAM HOLIDAYS SECTOR

	2005/06	2004/05[2]	Change %
Passengers ('000)[1]			
Short-haul	874	1,037	-16%
Medium-haul	1,406	1,525	-8%
Long-haul	262	195	+35%
Total	2,542	2,757	-8%
Year-on-year variation			
Inclusive tour revenue	+1%		
Flight-only revenue	-10%		
Total	**Flat**		
Revenue per passenger	**Total**		
Short-haul	+5%		
Medium-haul	+3%		
Long-haul	+7%		
Total	+9%		
Revenue growth	**Total**		
Short-haul	-11%		
Medium-haul	-5%		
Long-haul	+44%		
Subtotal	Flat		
Other revenues	+4%		
Total	+1%		
Underlying operating profit (£m)	53.7	57.5	-7%
Underlying operating margin %	4.2%	4.5%	-0.3 ppts
Controlled distribution % (Summer)	63%	56%	+7 ppts

[1] All figures are based on inclusive tour and flight only, whereas the trading updates simply focus on inclusive tour from Great Britain

[2] FY2004/05 passengers and revenue are restated to include the Adult Ski-division which was transferred to the Mainstream Sector in FY2005/06



The "It's a big sky" advertising campaign promoted the quality of comfort and service that our long-haul aircraft and crew provide.

The continued emphasis on product differentiation resulted in a 30% year-on-year revenue increase for the Premier programme. The popularity of our Holiday Village concept goes from strength to strength and, as a result, we have recently opened a new resort in the Dominican Republic, the sixth property of this type. Our long-haul product has been significantly expanded (capacity up 32% for Summer 2006) and we are now flying to six new long-haul destinations. During the Summer, we operated four re-configured Boeing 767s (Summer 2005: three) and have recently introduced a further two for Summer 2007.

We have made excellent progress in increasing our control of distribution, which has now reached 63% for the Summer (2005: 56%). We are well on target to achieve 75% of our sales through controlled channels by the end of the 2008 financial year and aim to exceed this target. Online sales have increased to 32% (2005: 25%), while sales from our retail outlets have also grown, with call centres remaining level. As we drive towards becoming a predominantly direct-sell business we need to continue to build and develop our distribution channel. We have, therefore, announced that we will expand the retail chain and continue to work with some of our long-term third-party retail partners. Accordingly, we recently announced plans to franchise First Choice shops and to date have signed two significant franchisees which will increase our store portfolio by 50. We will also be opening 45 of our own stores before the end of December in key geographical areas where we are currently not represented. Our mobile concession concept, "the travel pod", which has a footprint of less than 200 sq ft is currently on trial with Asda, Sainsbury's, Morrisons and Waterstones. This investment in retail has been primarily funded through reduced commission rates paid to third-party travel agents. Overall, the increase in direct sales has resulted in a distribution benefit of £5.9m in the year.

The First Choice brand and its products have traditionally appealed to families. The differentiated experience we have developed, particularly in Holiday Villages and the long-haul flight experience, where we have actively promoted the benefits of flying with First Choice Airways, has increased the brand appeal to both families and couples, as well as those who are normally considered the natural long-haul leisure customers of the scheduled airlines. The investment in the brand and long-haul product has cost an incremental £1.5m this year which has been expensed in 2006 but will benefit future seasons.

The Sector is fully committed to a wide-ranging Corporate Social Responsibility programme and in particular takes seriously its responsibility to manage its carbon footprint. Energy reduction measures are in place in our retail and office premises, the majority of which are on green tariffs. We operate a highly efficient airline, achieving industry-leading load factors in excess of 95%. First Choice Airways has recently been awarded the Best Charter Airline and Best Environmental Airline at the British Travel Awards. We have also embraced new, more efficient technology and are the UK launch customer for the Boeing 787, the most energy efficient plane in development.

90%
occupancy rate in new Marmara club in Marrakech

5%
underlying margins in UK Specialist businesses

SPECIALIST HOLIDAYS SECTOR

The Specialist Holidays Sector consists of the Continental European and UK Specialist businesses (which are grouped as European Specialist for reporting purposes), our Canadian tour operating and retail business, First Choice Student Travel in the US and Canada, and Europe Express (First Choice Independent Vacations), our independent travel business operating in the US. These businesses offer both destination-led and lifestyle holidays with differentiated and exclusive product.

The businesses in this Sector are not vertically integrated or capital intensive and their business models are extremely flexible and cost efficient. Despite a number of the businesses in this Sector experiencing challenging market conditions, it delivered strong growth in profitability with underlying operating profit of £36.6m (2005: £31.5m), up 16% year-on-year.

The businesses in Continental Europe experienced a number of external events, from bird flu scares in Turkey to terrorist incidents in North Africa and Eastern Mediterranean key destinations, that adversely impacted underlying performance. Consequently, profitability in a number of Continental European businesses was reduced. Several of our smaller Continental European businesses were loss-making in the year with total losses amounting to £4.2m. At the trading update in October, we announced that we had decided to scale back the loss making businesses in Continental Europe. The one-off costs of these actions have been reported within the net separately disclosed items of £5.8m.

SPECIALIST HOLIDAYS SECTOR

	2005/06	2004/05	Change %
Passengers ('000)			
Europe	1,514	1,686	-10%
North America[1]	488	335	+46%
Total	**2,002**	**2,021**	**-1%**
Year-on-year variation			
Revenue per passenger			
Europe	+4%		
North America	-8%		
Total	+3%		
Revenue growth			
Europe	-7%		
North America	+33%		
Subtotal	+2%		
Other revenues	+27%		
Total	+4%		
Underlying operating profit (£m)			
European Specialist	22.8	26.1	-13%
North America	13.8	5.4	+156%
Total	36.6	31.5	+16%
Underlying operating margin (%)	3.9%	3.5%	+0.4ppts

[1] 2004/05 passengers are restated to exclude Encore which was sold during the year and also to include Europe Express

Marmara remains France's number one tour operator in terms of profitability. It opened a new club in Marrakech, Morocco in April 2006 and increased overall volumes to this destination by 26% with an occupancy rate of more than 90% for the entire season. The Aqua Fantasy Hotel in Kusadasi, Turkey which is exclusive to First Choice Netherlands and the Mainstream Holidays Sector in the UK, successfully opened its second phase and a further extension to this property will be completed by Summer 2007. A number of the European businesses are entering a limited number of new destinations, such as Morocco, to offer alternatives to Egypt and Turkey as we continuously strive to diversify risk.

The restructuring and streamlining of the UK Specialist business model, combined with the growth in direct distribution, has resulted in a very successful year for this division. The product offering for Sovereign, Hayes & Jarvis, Citalia and Meon Villas, has been more clearly defined and this, together with careful capacity management, the introduction of a more flexible selling system and a focus on growing direct distribution channels has improved profitability substantially. Controlled distribution now stands at 59% (2005: 49%) in UK Specialist and will increase further in the coming year, with the business now achieving underlying margins of around 5% (2005: 4%).

North America

Our North American businesses improved profitability by £8.4m to £13.8m (2005: £5.4m). This was driven by our Canadian operation which improved its profit margin in a year that, for this market, was badly affected by the 2005 hurricane season and the North American student travel businesses.

These student travel businesses performed equally strongly, despite also being affected by the 2005 hurricane season. The flexibility in the business meant that we were able to move and significantly increase bookings to the West Coast of Mexico away from Cancun which was badly affected by Hurricane Wilma. We made a significant step into the highly-fragmented educational student travel market through the acquisitions of Jumpstreet, School Voyageurs and Educatours in Canada and Educational Tours in the US. Opportunities in the student travel market remain attractive and we have a strong pipeline of acquisitions that we are pursuing.

At Citalia we have a real passion for Italy. Our experience together with our personal touch makes us the leading Italian specialist.



LEADING

We are leaders in a number of segments in which we operate including Marine and Adventure. We have built these positions both organically and by acquisition and have identified a number of further niche areas where we are currently making rapid inroads. Offering good growth opportunities, we will actively pursue our leadership position in these segments.

First Choice Marine
The world leader in yachting. If it's sail or power our customers desire we have the experience to suit them.



FLEXIBLE

Operating with flexible business models across our companies is part of our strategy of ensuring that we are able to manage our businesses efficiently whatever the market conditions. Our product mix also helps us not to be over-dependent on any one part of our business or any one destination.

UK Specialist businesses
It's not only about flexibility in the business model, customers travelling on holiday with one of our UK Specialist companies can choose the length of their stay.



81%

revenue growth
in Adventure

44%

Inland Waterways
controlled distribution

ACTIVITY HOLIDAYS SECTOR

The Activity Holidays Sector consists of three divisions:

- The Marine division includes First Choice Marine, which operates the market leading yacht chartering brands of Sunsail and The Moorings, Sunsail Clubs and Inland Waterways (Crown Blue Line and Connoisseur).
- The Adventure division consists of a portfolio of 17 adventure travel businesses, including First Choice Expedition Cruising and our specialist and schools ski offering.
- The Escorted Tours division consists of seven brands that operate specialist escorted tours for the US source market.

The Sector is a high growth area with strong consumer demand for adventure and escorted products in particular. Its high margin businesses delivered underlying operating profit of £26.7m (2005: £17.0m) on revenue that increased by 94% to £377m (2005: £194m). Revenue increased 13% on a like-for-like basis with profitability flat, primarily as a result of a disappointing performance in Sunsail Clubs. During the year, we acquired a number of businesses in this Sector that were not expected to achieve full profitability until 2007. Consequently, this led to a dilution in underlying margin during the year of 1.7 percentage points.

ACTIVITY HOLIDAYS SECTOR

	Total	Like-for-like
Year-on-year variation		
Revenue growth		
Marine	+36%	+13%
Adventure	+81%	+13%
Escorted tours	n/a	n/a
Total	+94%	+13%

	2005/06	2004/05	Change %
Underlying operating profit (£m)			
Marine	10.6	9.7	+9%
Adventure	13.3	7.3	+82%
Escorted tours	2.8	-	
Activity Holidays Sector	**26.7**	**17.0**	**+57%**
Underlying operating margin %	7.1%	8.8%	-1.7ppts

Marine

The Marine division delivered underlying operating profitability of £10.6m (2005: £9.7m) on revenue of £122m (2005: £90m). The result was impacted by difficult trading conditions for our Sunsail Clubs.

First Choice Marine, which comprises Sunsail Yachts and The Moorings, has focused on integrating the businesses since the acquisition of The Moorings in December 2005. The business is firmly on track to deliver anticipated cost synergy benefits of £5m in 2007.

Inland Waterways has focused on driving organic growth through direct channels with 44% of sales now direct (2005: 42%). Asset utilisation has continued to improve with occupancy increasing 5% year-on-year. Based on our research, we believe there could be strong demand for this product in a broader number of source markets, which we will actively pursue.

Sunsail Clubs had a challenging year with bookings affected adversely by the bird flu scare in Turkey. Despite this difficult trading environment, our new club, Club Phokaia, had a very successful season, proving that our customers appreciate the quality of our product.

Adventure

Our portfolio of Adventure businesses has grown both organically and by acquisition, with the division growing revenue by 81% to £189m (2005: £104m) and underlying operating profit to £13.3m (2005: £7.3m). Profitability grew by 5% on a like-for-like basis to £6.6m as the organic businesses continued to perform strongly in a segment which we expect to deliver strong growth in the future. The North American market continued to be a focus for this division and we have acquired Trek Holidays in Canada and Trip n Tours, a US West Coast dive business that complements our Caribbean dive expertise at Caradonna. In the Netherlands we acquired Sawadee (an adventure travel tour operator) and in the UK, we acquired TravelClass which operates two school brands; Skiclass and JCA. Skiclass complements our existing Skibound business while JCA is a summer-based schools activities business which has grown strongly and offers good growth potential as it expands the number of sites available to schools across the UK. Having achieved critical mass with these businesses, we are now pursuing the most effective ways to leverage the infrastructure we have established.

Following the acquisition of Intrav by the Group in January 2006, a new sub-division, First Choice Expedition Cruising, has been formed to manage and operate the two small ship expedition cruising brands, Peregrine Cruises and Clipper Cruise Line. This sub-division will be included within the Adventure division. Travel on small expedition ships is a niche adventure segment offering substantial growth opportunities. Combining the operations of these two brands will enable us to offer a complementary portfolio of small ship expedition product from 2008 and make this available through a worldwide distribution network.

These lovely creatures can be seen on a First Choice Expedition Cruising Antarctic voyage.



48%

Hotelopia's increase in transaction value

60%

increase in Bedsonline customer base

Escorted Tours

The Escorted Tours division has been formed out of certain businesses acquired in the Grand Expeditions transaction, Intrav and Your Man Tours.

Intrav was loss-making at acquisition and a number of steps have been taken to address this including the transfer of Clipper Cruise Lines into First Choice Expedition Cruising. This initiative has enabled Intrav to focus on escorted tours, its core expertise. As anticipated, these measures have resulted in the Intrav and Clipper Cruise Line businesses achieving break-even results.

The escorted tours businesses that had been part of Grand Expeditions and whose customer base is drawn primarily from the growing "boomer" demographic in the US market, had a successful year. The cultural and luxury escorted travel categories are growing as customers seek new destinations. Our businesses are averaging double-digit volume increases year-on-year. The tailor-made journeys market is also growing rapidly as wealthy travellers desire to individualise their travel experiences.

ONLINE DESTINATION SERVICES SECTOR

Our business approach in this Sector is based on a local presence at key travel destinations. Our extensive infrastructure includes 89 offices in 23 countries servicing over five million customers. We have established strong relationships with our suppliers, enabling us to offer our customers a breadth of content online that is not available through our competitors, plus customer service on the ground, rather than from a centralised base. The destinations in which we operate usually have a highly fragmented supply base, meaning the relationships with our suppliers are a critical success factor. The majority of our inventory comes from privately owned hotels.

We have continued to experience significant growth in all our online routes to market with total online transaction value growing to £306m, representing growth of 49%. Hotelbeds, the brand which services tour operators has experienced a 32% growth in transaction value. Bedsonline, our B2B operator servicing travel agents who are sourcing accommodation for the independent traveller, has significantly increased its customer base, now meeting the needs of more than 8,000 travel agents (2005: >5,000) and has grown transaction value by 79%. Hotelopia, our B2C accommodation business brand, has achieved an increase in transaction value of 48%.

Our strategy is to acquire established offline incoming agencies which have strong relationships in their destinations and then bring their inventory online. To this end, the Sector has expanded its geographical reach, opening an office in Brazil and acquiring a further business in Greece. In August, we acquired the Pacific World group of companies based in the Asia Pacific region. This was a significant strategic move for us and we are delighted that this well-respected and successful group is now part of this Sector.

Pacific World is a network of specialist companies providing meetings, incentives, conference and events (MICE) services as well as servicing cruise lines and foreign independent travel for tour operators. With 19 offices across the region, Pacific World has given us an immediate, established presence in key Asian markets.

Iguasu Falls, Brazil. The Online Destination Services Sector has recently opened an office in Brazil.



ONLINE DESTINATION SERVICES SECTOR

	2005/06	2004/05	Change %
Online			
Bednights (m)			
Hotelbeds	7.2	5.4	+32%
Bedsonline	4.3	2.6	+67%
Hotelopia	2.2	1.5	+46%
Total	13.7	9.5	+44%
Year-on-year variation			
TTV per bednight			
Hotelbeds	Flat		
Bedsonline	+7%		
Hotelopia	+1%		
Total	+4%		
Offline			
Passenger volumes (m)	4.2	4.2	Flat
TTV per pax (€)	55	50	+10%
Underlying operating profit (£m)	14.4	11.4	+26%
Underlying operating margin %	10.4%	12.2%	-1.8ppts

The Sector was affected by the 2005 hurricane season and the events in Turkey during the year. Hurricane Wilma caused extensive damage in Cancun, Mexico, which resulted in the destination being almost entirely closed for the peak season as hotels, resorts and infrastructure were repaired or rebuilt. The reduction in capacity to Turkey, which tour operators implemented, also affected the requirement for our services. We continue to seek new destination markets not only to grow our business, but to diversify and spread our risks.

PIONEERING

We have not been afraid to be at the forefront of leisure travel experiences that allow our customers to go to places and experience adventures that they would not readily be able to do on their own, across sectors that we have identified as delivering top-line growth and increasing demand.

Adventure Holidays
With Exodus, you can avoid the Everest Base Camp crowds, ascend the highest trekking peak in the Himalayas, Mera, and admire Everest to the north of you.



EXPERTS

Everywhere across the Group you will find expertise at all levels – entrepreneurial and instinctive tour operators combined with non-travel experts, each understanding their particular area and contributing to the growth and the success of the businesses they are involved in. This expertise allows us to differentiate our products further and offer life experiences to our customers.

Cultural and luxury escorted tours
Across the North American "boomer" market demand for small group tours with like-minded people to cultural, historical and natural sites accompanied by expert guides is growing.



BUSINESS AND FINANCIAL REVIEW continued

84%

increase in passengers on Island Cruises

16%

growth in the Group's underlying basic EPS

The acquisition of Pacific World enables us to offer a global MICE business that we plan to build on to attract new customers and enhance our destination portfolio for our existing customers. It will also allow us to expand our Intercruises brand to provide accommodation services to cruise lines in South East Asia.

We have continued to invest in Information Technology throughout the Sector, outsourcing communications as well as our servers, giving greater scalability to our business. Our systems in the US are now completely online, giving this destination instant access to the entire customer base, an important development for us as we grow this market.

Hotelopia's growth has been achieved both through its own brand and through the strategic alliances it has formed with a number of substantial companies including BBVA, easyJet, Spanair, Martinair, bmi and bmibaby. We will continue to pursue meaningful strategic alliances both in the UK and overseas.

Pacific World is able to offer services in many South East Asian destinations including Vietnam.



Santorini, Greece, one port of call on an Island Cruises Mediterranean itinerary.



ISLAND CRUISES

Our joint venture with Royal Caribbean Cruises Ltd. now operates two ships in the Mediterranean in the Summer and off the coast of Brazil in the Winter. The second ship, the Island Star, went into service in December 2005 after an extensive refurbishment.

Total passengers carried increased by 84% to 167,000, with passengers from the UK increasing by 95% to 90,000. This was achieved against an overall growth in passenger numbers in the UK cruise market of 17%.

Profit before tax was up 40% with our share of the profit at £2.5m (2005: £1.8m). Revenue improved by 84% in what was a tough UK market, where the weakness in the price of land-based package holidays in the lates market affected cruise prices, while cost pressures, particularly on fuel, were also a factor.

Demand in both the Brazilian and UK markets is strong and forward bookings are significantly ahead of the previous year and we remain optimistic that this segment of the cruise market will continue to prosper.

TAXATION

Profit before tax (excluding joint venture and associate profits) was £94.7m (2005: £110.3m). The tax charge on these profits was £25.2m (2005: £31.9m), representing an effective tax rate of 26.6% (2005: 28.9%). The lower effective rate compared to the UK statutory rate of 30% is due to the use of historic losses against current year profits, net of current year losses not recognised and higher overseas tax rates.

The Group underlying profit before tax (excluding profit before tax of the joint venture and associate) was £113.2m (2005: £112.2m). The Group tax charge on this profit was £31.2m (2005: £32.4m), representing an effective underlying tax rate of 27.6% (2005: 28.9%). This rate is higher than the statutory 26.6% due to the tax credit on overseas business combination intangible amortisation being at a rate in excess of 30%.

Based on the current structure of the business, existing local taxation rates and legislation, it is expected that the underlying tax rate on ongoing activities (before intangible amortisation) will be at a level of around 28% going forward.

EARNINGS PER SHARE

Underlying basic earnings per ordinary share was 16.1p (2005: 13.9p), an increase of 16%. This performance represents the fourth year of double-digit growth.

DIVIDENDS

The Board recommends a final dividend per ordinary share of 5.40p (2005: 4.65p), an increase of 16%, making a total dividend relating to the year of 7.65p (2005: 6.60p), an increase of 16%. The Group will look to maintain underlying dividend cover at just over two times. The dividend will be paid on 10 April 2007 to all shareholders on the register as at 9 March 2007. The Company intends to continue to operate a dividend reinvestment plan as an alternative to the full cash dividend.

ACQUISITIONS

Sector and entity	Description	Date	Country	Maximum consideration £m	Cash paid £m
Specialist Holidays Sector					
Jumpstreet	Educational tours operator	Apr 06	Canada	1.7	1.5
Schools Voyageurs	Educational tours operator	Apr 06	Canada	2.3	1.7
Educatours	Educational tours operator	Apr 06	Canada	1.4	1.0
Educational Tours	Educational tours operator	Apr 06	USA	11.1	8.5
Activity Holidays Sector					
Grand Expeditions	Yacht chartering and premium escorted tours operator	Dec 05	USA	43.1	43.1
Intrav	Escorted tours and cruise operator	Jan 06	USA	26.7	26.7
Trek Holidays	Distributor of adventure travel products	Jan 06	Canada	4.8	1.8
TravelClass	Provider of ski and UK residential activity trips	May 06	UK	4.2	3.2
Your Man Tours	Escorted tours operator	Jun 06	USA	28.2	25.4
Sawadee	Adventure travel tour operator	Jun 06	Netherlands	3.5	2.5
Trip n Tours	Dive tour operator	Aug 06	USA	0.7	0.5
Online Destination Services Sector					
Meridian	Destination management company	Dec 05	Greece	3.5	3.5
Pacific World	Destination management company	Aug 06	Asia Pacific	17.5	9.9
Total				**148.7**	**129.3**

For the last four years First Choice Holidays PLC has been investing in small to medium sized bolt-on acquisitions in specialist niche segments of the leisure travel market. This programme has been accelerated in the year ended 31 October 2006 with 13 businesses being acquired for a maximum total consideration of £148.7m. By way of comparison, in the year ended 31 October 2005, we made 12 acquisitions with a maximum aggregate consideration of £65.5m of which £53.4m was paid in 2005.

Acquisitions in the year are shown in the table above. Of the maximum consideration, £129.3m was paid during the year. A further £19.4m will be paid as deferred and contingent consideration. In addition, £4.5m of acquisition expenses were incurred bringing the total expected consideration to £153.2m.

	2006 Max £m	2006 Paid £m	2005 Max £m	2005 Paid £m
Acquisitions in the year				
Amounts paid in year	129.3	129.3	53.4	53.4
Deferred and contingent consideration arising	19.4	–	12.1	–
	148.7	129.3	65.5	53.4
Acquisitions expenses paid in the year	4.5	4.5	1.8	1.8
Total consideration	**153.2**	**133.8**	**67.3**	**55.2**
Cash acquired with acquisitions	–	(40.0)	–	(23.7)
Cash paid relating to prior year acquisitions	–	14.3	–	1.6
Net cash outflow in the year relating to acquisitions	**–**	**108.1**	**–**	**33.1**

The cash flow effect of these acquisitions includes the cash consideration paid in the year of £129.3m, deferred and contingent consideration of £14.3m relating to prior year acquisitions that was paid in the year, acquisition expenses of £4.5m and the cash acquired of £40.0m, resulting in a total net cash outflow for the year of £108.1m (2005: £33.1m).

The net assets of all the subsidiaries acquired during the year have been consolidated in the Group's balance sheet at 31 October 2006. The Group's consolidated profit and loss account reflects revenue of £148.2m and underlying operating profit of £8.4m from the results of the acquired companies since acquisition.

CASH AND LIQUIDITY

Throughout the year there has continued to be a strong focus on cash management with an emphasis on working capital management. However, there has been a working capital outflow in the year of £56.6m (2005: £3.7m). This was driven by a significant increase in accommodation prepayments to finance a number of new exclusive and differentiated properties, primarily within the European Specialist businesses, for which we are not currently taking bookings. As a result of acquiring and disposing of businesses part way through the trading cycle, working capital outflows of £18.0m have been incurred. In addition, special employer contributions of £6.0m were paid to reduce the pension deficit in the airline defined benefit schemes, while the Group also paid advance deposits on Boeing 787 options amounting to £2.8m.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at the year-end was £103.3m (2005: net cash £18.1m). This consisted of £177.5m of cash and £280.8m of debt. The £121.4m movement in net debt has primarily arisen due to the accelerated acquisition strategy. Fixed charges cover, which we believe to be the most useful measure of liquidity, was 2.3 times at the year-end (2005: 2.3 times).

During the year the Group issued a $100m Eurobond to Royal Caribbean Cruises Ltd. The Eurobond has a coupon of 6% and matures in March 2009. In addition, the Group negotiated bi-lateral bank facilities with Deutsche Bank (£30m due July 2010) and Société Générale (€18.3m due November 2009).

SHAREHOLDERS' FUNDS
Shareholders' funds have increased in the year to £281.1m (2005: £275.9m). There was a profit for the year of £72.3m (2005: £80.3m) which has been offset by dividends paid and hedge reserve movements.

The Group issued no ordinary shares (2005: nil) in respect of acquisitions.

REGULATIONS, BONDING AND BANKING
The Civil Aviation Authority (CAA), the Federation of Tour Operators (FTO) and the Association of British Travel Agents (ABTA) regulate the businesses based in the UK. Each of these bodies protects the rights of consumers by requiring the Group to lodge security bonds with them.

In the UK, the CAA has been active in lobbying Government to make legislative changes to the bonding regime to ensure that tour operators are not competitively disadvantaged as a result of the current legislation. First Choice Holidays PLC fully supports the CAA's proposal to replace the bonding regime with a small levy per passenger and looks forward to working with the CAA to pursue this change during 2007.

Where international businesses are regulated, the protection of consumers is achieved either by means of cash collateral or bond cover similar to the UK requirements.

TREASURY POLICIES
The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises principally from the mismatch between the Group's UK businesses sterling revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

During the year the governance of financial risk, was managed by the Financial Risk Management Committee (FRMC). The Committee, which was created in 2005, reports to the Board of Directors and the Audit Committee and is made up of the relevant senior business employees and technical experts within the Group. Incorporated within its terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument, used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.



First Choice is leading the way in long-haul flying to destinations with some of the world's most amazing experiences.



Surrounded by a sparkling bay, our newest Sunsail Club, Phokaia is the perfect place to enjoy a variety of watersports.

CHANGE IN ACCOUNTING POLICIES
European and UK legislation requires the Group to adopt International Financial Reporting Standards as adopted for use in the EU (Adopted IFRSs) for the financial year ended 31 October 2006. Accordingly, the interim financial statements at 30 April 2006 and the full statements for the year ended 31 October 2006 have been prepared using the measurement and recognition principles of Adopted IFRSs as opposed to UK Generally Accepted Accounting Practice (UK GAAP). We have provided significant information on the transition to Adopted IFRSs and the impact on the Group's opening balance sheet in IFRS updates in October 2005 and March 2006. These announcements, and the accounting policies used in its preparation, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

As stated in the press releases, while Adopted IFRSs result in certain changes to our financial reporting they have no impact on the underlying value drivers of our business. Our strategy, accordingly, is totally unaffected by these changes. The transition to Adopted IFRSs will not change how the Group is managed and significantly will have no impact on cash generation, which remains a key performance measure. It will also not affect the way that the Group assesses potential investments nor the ability of the Group to pay dividends from cash reserves.

Further details on the Group's accounting policies can be found in note 1 of the financial statements.

SUSTAINABLE DEVELOPMENT
Over the past year sustainable development has continued to be an important part of the business agenda for First Choice and we have undertaken a number of initiatives designed to ensure that our performance in this area continually improves.



Our French customers can travel to some of the world's most beautiful islands, including those of Polynesia, with Tourinter.



We support the Travel Foundation's projects protecting precious natural environments in Mexico.

12%

increase in score in Environment section of BITC Corporate Responsibility Survey

100%

of Mainstream Board have at least one personal objective relating to sustainable development

The Group first published a sustainable development policy in January 2003 which was updated in 2004 and 2005 and signed by Dermot Blastland, Managing Director of the Mainstream Holidays Sector, who takes overall responsibility for sustainable development on behalf of the Board.

Group Sustainable Development Policy
As a leading leisure travel company, we recognise that the environment, the communities and cultures within which we operate, and our relationships with key groups and individuals, are vital to the success of our business. We therefore commit in the long-term to:

- Minimise the direct environmental impact of our operations and to be proactively involved in activities and projects which work to protect and restore the natural environment.
- Work with customers, employees, shareholders, suppliers, industry partners, local communities and other relevant interested parties, to understand and respect their needs and support them so as to deliver commitments.
- Use the collective influence of the First Choice Group responsibly to create momentum within the leisure travel industry for increasingly sustainable tourism.
- Be open, honest and realistic about our environmental and social impacts, targets and achievements in the context of our business objectives.

In support of the above we will work to:

- Engage First Choice employees and gain their commitment to action, by raising awareness of this Policy and increasing their understanding of sustainable development and the benefits of addressing it.
- Prevent pollution wherever possible and continually improve our environmental performance by setting and measuring objectives and targets which address our environmental impacts – principally aircraft noise and emissions, waste, procurement, use of energy, paper and water.
- Promote fair working conditions throughout our own business and our supply chain.
- Comply with all relevant legislation, acting in advance where possible and keep pace with best practice.
- Report current business practices and ensure plans are in place to embed the Company's sustainable development vision.
- Deliver long-term strategic benefit and shareholder value by maximising the synergies that sustainable development provides.

Management of sustainable development
In the past year Dermot Blastland has attended residential training at the Prince of Wales International Business Leaders' Forum and, in the coming year, three additional senior executives will attend Forum for the Future's Sustainability Masterclass with Jonathon Porritt (founder director of Forum for the Future). During the year management teams in each Sector have held sessions to discuss sustainable development, associated risks and

opportunities, their effects in the relevant Sector and to set strategies for progressing action to mitigate these risks and capitalise on the opportunities.

For the first time each member of the Mainstream Sector Board has accepted at least one personal objective for the financial year relating to sustainable development. This will continue into 2006/07 and will be further rolled out across the Group.

Social, environmental and ethical risks are managed through the Group risk management approach. These risks are considered at Sector and Group Risk Management Committees which meet every six months. Each Sector has its own risk register to help manage non-financial risks and these feed into the central Group Risk Register which is reviewed by the Group Risk Management Committee. The Group Risk Management Committee reports through the Audit Committee to the Board. In addition, social and environmental issues are included in the Health, Safety and Environment monthly report made by the Director of Legal Affairs and Company Secretary to the Group Management Board (GMB).

Understanding the business case for sustainable development
We commissioned Forum for the Future to undertake research into the ways in which sustainable development issues impact on our business strategy. In addition to desk research, members of the GMB and their management teams were interviewed and the results were presented to the GMB in July. Climate change, protection of natural resources (such as water), relationships with destination communities and changing consumer trends were identified as key issues and these will be reflected in our sustainable development strategy for 2006/07.

Stakeholder engagement and reporting
We updated our first Environment & People Report in April – this can be found on our dedicated website www.fcenvironmentandpeople.com. This Report is now complete for the year 2004/05 and will be re-published in April 2007 to reflect the Company's performance for the year 2005/06. The Report includes a commitment to continue to develop a consistent approach to sustainable development across the Group, including a set of Group-wide key performance indicators (KPIs) – KPIs already exist for environmental and employee issues in the Mainstream Holidays Sector and performance against these is reported. We will continue to develop KPIs in line with the Global Reporting Initiative where relevant and possible. Forum for the Future reviews our Report and their statement can be found within the Report.

In January 2006 we held our first Stakeholder Forum attended by Dermot Blastland and representatives of our institutional investors, non-governmental organisations, suppliers, Government and employees. This was an opportunity to gather feedback on our performance to date and to identify KPIs of interest to our stakeholders. Throughout the year we have engaged in additional forums held by The Travel Foundation and The Tour Operators' Initiative – organisations which we actively continue to support.

Training in sustainable development
Sustainable development has been integrated into development initiatives for our future leaders. In addition, the Mainstream Holidays Sector has taken the lead in piloting sustainability employee training programmes specific to job functions – in partnership with The Travel Foundation – and these will be rolled out across other Group Sectors.

External benchmarking
During the year we completed the full Business in the Community Corporate Responsibility Survey for the first time and achieved an overall score of 71% – our score on the Environment section continued to rise year-on-year to 77% (2005: 69%). We also continue to be included in the FTSE4Good Index, the ethical investment index run by FTSE which is designed to measure the performance of companies which meet globally-recognised corporate responsibility standards.

Environmental management system
Our established environmental workstreams have continued to make improvements to the way in which we manage our significant environmental impacts in line with ISO 14001. Objectives, targets and performance data are published for two consecutive financial years on www.fcenvironmentandpeople.com. The data we submit to Business in the Environment Survey is independently audited and verified by Bureau Veritas.

Supplier sustainability strategy
We have been working closely with the Federation of Tour Operators to develop a sustainability handbook and checklist for suppliers, primarily accommodation suppliers. This is now complete and we have appointed a consultant to work with our in-house auditors to benchmark the 150 hotels most used by the First Choice Mainstream Sector. We will work with suppliers to encourage continual improvement in environmental and employee management and local community support.

PRINCIPAL RISKS AND UNCERTAINTIES
The Board of First Choice believes that there are a number of potential risks and uncertainties within the Group which could have an impact on the successful growth of the business. The process for identifying and managing risk is set out in more detail in the Corporate Governance and Risk Management sections. The key risks are identified below:

Geo-political events and natural disasters
The nature of our business means that we are at risk of geo-political events or natural disasters affecting our business. It is for this reason that we ensure all our businesses operate with a flexible and efficient business model and minimise the reliance on any one destination.

Commercial relationships
We have well established and close relationships with our suppliers across the Group. We spread our risk by not placing over-reliance on any one supplier in any particular area. However, if a relationship was lost or damaged with a major supplier this could have a detrimental effect on our business. The management teams across the Group meet regularly with our suppliers to maintain good working relationships.

Information technology
The Group is heavily reliant upon information technology with each Sector responsible for its own systems. Investment is being made to ensure that we have advanced and efficient systems across the Group but there is a risk to Sectors if there is a major failure particularly if it affects selling systems. Procedures are in place to minimise the time a selling system is unavailable in the event of such a failure.

Business continuity
The development of the Group, through acquisition, has meant that business continuity plans across the Group are not consistent. Work is currently being undertaken to ensure that these are in place.

Financial risk
Group Finance and Treasury are managed centrally supporting the operating activities of the Group and our exposure to changes in the price of fuel and foreign exchange movements. These departments identify, monitor and manage the financial risks to the business.

Environmental risk
As a tour operator we use aircraft to take people on holidays sometimes to countries where tourism is just developing. We do have an impact on the environment and take our corporate and social responsibilities very seriously at every level. We operate a modern efficient airline and work with the authorities and suppliers in the destinations we serve to ensure that any local environmental impact is minimised in the best interest of the indigenous population.

Acquisitions
As an acquisitive company, we are at risk of an acquisition not performing as anticipated. We have a dedicated corporate finance function and extensive due diligence is undertaken before acquisition. Once acquired, the acquisition target either becomes part of a Sector where it will benefit from being guided by specialists in its market niche or, if it is a large acquisition or in a segment new to the Group, it will report to the central team during an "incubator" phase prior to joining an existing, or forming a new, Sector.

KEY PERFORMANCE INDICATORS
The key performance indicators used by the Group and the Sectors are mentioned in the relevant sections of the Business and Financial Review on pages 4 to 21.

TRENDS
The Group is encouraged by the demand it sees across its businesses for differentiated, specialist leisure travel experiences. In adventure travel we are seeing more and more families wanting to go on holidays which just a few years ago would have been taken by adults only. For our North American customers, expeditions and escorted tours are extremely popular with those who are either time poor or want to visit interesting places without having to arrange anything themselves. Student travel and the traditional graduate Spring Break is an institution in North America but, just as their parents expect more from their vacations, so do the students and successful operators are offering more sophisticated breaks. Similarly, demand is driving an increase in the range and quality of educational tours. Independent travel is growing, particularly across Europe, and we will see an increased need for reliable, well managed online accommodation booking sites. In countries like China, travel outside the country, particularly to other areas of the Asia Pacific region, is becoming increasingly common.

We believe that in the UK, the short-haul mainstream tour operating market will continue to be adversely affected by the continued growth of low-cost airlines which will increasingly serve traditional holiday destinations particularly where they have become popular second home locations. The need for differentiated, exclusive product in this market is key.



Staff at our Holiday Village in Turkey have had training in protecting the nesting sites of turtles.



Spring Break is an institution in North America and our StudentCity representatives ensure our customers enjoy it to the full.

Medium-haul and long-haul destinations will continue to grow but just as customers expect a good value, quality product from short-haul operators, they expect the same in medium and long-haul destinations. Only the most operationally efficient companies will be able to increase margins in this market.

CURRENT TRADING

Winter 2006/07

In the Mainstream Holidays Sector, the UK market continues to remain challenging, as reported at the pre-close trading update on 25 October 2006. The October AC Nielsen Travel Track report identifies total market volumes for the Winter season cumulatively down by 11% and total sales cumulatively down by 9%. Despite the trading environment, Mainstream Holidays Sector volumes are down 1% with sales up 15% due to the continued successful re-mix to the long-haul. This reflects an improvement on Winter trading since the October trading update due to continued strong demand for our long-haul products with volumes up 26% and sales up 40% on capacity that is up around 25%. The AC Nielsen report clearly highlights continuing outperformance by Mainstream versus the competition, but we still expect the rate of sale to slow down as we move into the period in which the largest number of short-haul and medium-haul holidays are sold.

We anticipated that weaker market demand would continue into early Winter trading particularly in the short and medium-haul, and we have, therefore, reduced capacity in these segments by around 10% for Winter 2006/07, with overall capacity flat year-on-year. As disclosed in the October trading update, we expect the Sector to experience margin pressure in the first half of the year due to incremental fuel costs not being fully recovered in the Winter lates market and further investment in our long-haul programme with two additional 767s joining the fleet for operation in Summer 2007.

In the Specialist Holidays Sector, despite market conditions remaining challenging to a number of destinations, trading performance has improved since the October trading update with an improvement in bookings in the European markets as we enter the core booking period. Our North American businesses continue to trade well with revenue per passenger ahead of last year and margins ahead in Student Travel.

Our Activity Holidays Sector is performing strongly with sales 7% ahead. Like-for-like sales across our Adventure businesses are up 5%, while the Marine businesses continue to generate strong revenue growth of 7%.

Online Destination Services are trading well with strong volumes and prices across all routes to market.

Summer 2007

It remains very early in the booking cycle for Summer 2007 across all businesses within the Group, but we are encouraged by performance to date. In the Mainstream Holidays Sector, the market is still suffering from the events of the previous Summer, particularly the thwarted terrorist attacks in August and as a result the October AC Nielsen Travel Track report identifies total market volumes for the Summer season cumulatively down by 14% and revenue down by 11%. We continue to outperform the market and we are currently 13% down on customer volumes which has improved from 18% down six weeks ago and 5% down on sales. Demand for our long-haul product and exclusive differentiated properties continues to drive increases in both sales and volumes, up 17% and 10% respectively. We have reduced capacity for short-haul and medium-haul programmes in line with anticipated demand, with overall capacity remaining flat year-on-year. Our Activity Holidays Sector and Online Destination Services Sector continue to see strong volumes and prices for the Summer season. The Specialist Holidays Sector programme has yet to go on sale.

CURRENT TRADING

	Winter 2006/07		Summer 2007	
	Sales	Customers	Sales	Customers
Year-on-year variation %				
Mainstream Holidays Sector[1]				
Short-haul	-9	-12	-17	-18
Medium-haul	-6	-11	-14	-17
Long-haul	+40	+26	+17	+10
Total	+15	-1	-5	-13
Specialist Holidays Sector				
Europe	-	+2		
North America[2]	+18	+2		
Total	+9	+1		
Activity Holidays Sector				
Marine[2]	+7	n/a	+5	n/a
Adventure[2]	+5	n/a	+17	n/a
Total	+7	n/a	+12	n/a

	Winter 2006/07		Summer 2007	
	Sales	Bednights	Sales	Bednights
Year-on-year variation %				
Online Destination Services Sector				
Online[2]				
Hotelbeds	+67	+52	+56	+37
Bedsonline	+93	+79	+219	+134
Hotelopia	+12	+9	+17	+23
Total	+58	+47	+60	+40

Notes: These statistics are up to 3 December trading.
[1] These statistics reflect inclusive tours from Great Britain only
[2] These statistics exclude FY2006 acquisitions

OUTLOOK

As we enter the key booking periods for both Winter and Summer 2007 holidays, it is clear that our portfolio of businesses continues to outperform the market.

Our business model is constantly evolving to ensure that we maintain flexibility and continue to offer our customers the range of differentiated and exclusive leisure travel experiences they desire.

We are confident that our combination of organic and acquisition led growth will continue to generate superior returns and enhance shareholder value, as the platform we have established delivers sustainable long-term growth.

Peter Long
Chief Executive
6 December 2006

Paul Bowtell
Group Finance Director
6 December 2006

OUR BRANDS

Mainstream Holidays Sector

First Choice Holidays www.firstchoice.co.uk	First Choice Holiday Hypermarkets www.holidayhypermarkets.co.uk	Hays Travel www.hays-travel.co.uk	suncars www.suncars.com
First Choice Airways www.firstchoice.co.uk/flights	First Choice Travel Shops www.firstchoice.co.uk/travelshops	Falcon www.falconholidays.co.uk www.falconholidays.ie	eclipse direct www.eclipsedirect.co.uk

Specialist Holidays Sector

NAZAR www.nazar.de	Marmara www.marmara.com	SOVEREIGN Premium Holidays www.sovereign.com	signature www.signaturevacations.com
TOURINTER www.tourinter.com	TURCHESE www.turchese.it	meonvillas www.meonvillas.co.uk	TRAVEL CHOICE www.travelchoice.ca

Activity Holidays Sector

ADVENTURE CENTER www.adventurecenter.com	TREK AMERICA www.trekamerica.com	MyPlanet www.myplanet.com	Let's Trek Australia + NZ www.letstrekaustralia.com
WAYMARK www.waymarkholidays.co.uk	exodus www.exodus.co.uk	The Imaginative Traveller www.imaginative-traveller.com	THE ADVENTURE COMPANY www.adventurecompany.co.uk
MAGIC www.magicoftheorient.com	TRIPS www.tripsworldwide.co.uk	TREK HOLIDAYS www.trekholidays.com	CARADONNA DIVE ADVENTURES www.caradonna.com

Online Destination Services Sector

hotelbeds www.hotelbeds.com	www.firstchoicemi.com	INTERCRUISES www.intercruises.com	Scotworld www.travelscotworld.com
bedsonline www.bedsonline.com	meridian www.meridiantravel.gr	FleXi www.flexievents.co.uk	Triaena www.triaenatours.gr

First Choice Student Travel

StudentCity.com www.studentcity.com	ET Educational Tours Inc. www.educationaltours.com	www.schoolvoyageurs.com
GradCity.com www.gradcity.com	www.springbreakdiscounts.com	www.educatours.com
impact www.impacttours.com	JUMPSTREET.com www.jumpstreet.com	
breakawaytours www.breakawaytours.com	www.springbreaktravel.com	

First Choice Independent Vacations

Europe Express www.europeexpress.com
YMT www.ymtvacations.com

www.jwtholidays.co.uk
www.jwtholidays.ie

www.2wentys.co.uk

www.first4extras.com

Joint venture with Royal Caribbean

www.islandcruises.com

www.firstchoice.co.uk/sunstart

www.viking-aviation.com

www.delphin-touristik.at

www.sunrisetravel.nl

www.hayes-jarvis.co.uk

www.selloffvacations.com

www.royalvacaciones.com

www.gobest.nl

www.citalia.com

www.aventuria.com

www.emeraldstar.ie

www.crownblueline.com

www.sunsail.co.uk/clubs

www.skibound.co.uk

www.flexiski.com

www.connoisseurafloat.com

www.peregrineadventures.com

www.travelbound.co.uk

www.luxurymountainhotels.com

www.sawadee.nl

www.travelclass.co.uk

www.hotelopia.com

www.pacificworld.com

First Choice Expeditions

www.countrywalkers.com

www.tcs-expeditions.com

www.ietravel.com

www.intrav.com

www.parkeast.com

www.travcoa.com

First Choice Marine

www.moorings.com

www.mooringssignature.com

www.footloosecharters.com

www.nauticblue.com

www.firstchoicefractional.com

www.sunsail.co.uk/flotillas

www.sunsail.co.uk/yachts

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 OCTOBER 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Revenue	2	2,715.3	2,441.6
Cost of sales		(2,313.4)	(2,083.4)
Gross profit		401.9	358.2
Administrative expenses		(289.0)	(242.7)
Share of profit of joint venture and associate		2.8	1.9
Operating profit	2	115.7	117.4
Analysed as:			
Underlying operating profit	2	135.4	120.2
Separately disclosed items	3	(5.8)	–
Amortisation of business combination intangibles	10	(11.3)	(1.9)
Impairment of goodwill	10	(1.4)	–
Taxation on profits of joint venture and associate	12	(1.2)	(0.9)
		115.7	117.4
Financial income	4	8.9	7.7
Financial expenses	4	(27.1)	(12.9)
Net financial expenses	4	(18.2)	(5.2)
Profit before tax	6	97.5	112.2
Taxation	7	(25.2)	(31.9)
Profit for the year		72.3	80.3
Attributable to:			
Ordinary shareholders		72.0	70.1
Preference shareholders	8	–	10.0
Minority interest		0.3	0.2
Profit for the year		72.3	80.3
Basic earnings per ordinary share	9	13.7p	13.5p

Non-GAAP measures
Reconciliation of underlying operating profit to underlying earnings

	Note	2006	2005
Underlying operating profit		135.4	120.2
Net financing expenses		(18.2)	(5.2)
Underlying profit before tax		117.2	115.0
Taxation (Group and share of joint venture and associate)		(26.4)	(32.8)
Tax credit on intangibles acquired in business combinations		(4.3)	–
Tax credit on separately disclosed items		(1.7)	–
Minority interest		(0.3)	(0.2)
Preference dividends		–	(10.0)
Underlying earnings		84.5	72.0
Basic underlying earnings per ordinary share	9	16.1p	13.9p

CONSOLIDATED BALANCE SHEET
AT 31 OCTOBER 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets	10	**604.2**	460.0
Property, plant and equipment	11	**312.4**	284.0
Investments in joint venture and associate	12	**36.8**	34.5
Other investments	13	**0.6**	0.8
Trade and other receivables	14	**80.0**	60.6
Deferred tax assets	15	**56.8**	49.8
		1,090.8	889.7
Current assets			
Trade and other receivables	16	**391.7**	315.6
Derivative financial instruments	25	**1.6**	–
Cash and cash equivalents	17	**177.5**	125.3
Assets classified as held for sale	18	**1.2**	9.0
		572.0	449.9
Total assets		**1,662.8**	1,339.6
Current liabilities			
Interest-bearing loans and borrowings	19	**(8.6)**	(73.3)
Derivative financial instruments	25	**(62.5)**	–
Trade and other payables	20	**(865.9)**	(789.8)
Provisions	21	**(17.6)**	(21.3)
Income tax payable		**(24.7)**	(28.4)
		(979.3)	(912.8)
Non-current liabilities			
Interest-bearing loans and borrowings	19	**(272.2)**	(33.9)
Employee benefits	5	**(24.7)**	(34.2)
Other long-term liabilities	22	**(40.1)**	(25.3)
Provisions	21	**(30.2)**	(33.4)
Deferred tax liabilities	15	**(34.3)**	(23.8)
		(401.5)	(150.6)
Total liabilities		**(1,380.8)**	(1,063.4)
Net assets		**282.0**	276.2
Equity			
Share capital	23	**15.9**	15.9
Share premium	24	**242.0**	241.5
Other reserves	24	**296.4**	337.8
Retained earnings	24	**(273.2)**	(319.3)
Total equity attributable to equity holders of the parent	24	**281.1**	275.9
Minority interest	24	**0.9**	0.3
Total equity	24	**282.0**	276.2

The financial statements were approved by the Board of Directors on 6 December 2006 and were signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 OCTOBER 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Profit for the year		72.3	80.3
Adjustment for:			
Depreciation and amortisation		56.2	43.2
Equity-settled share-based payment expenses		6.1	3.3
Gain on sale of property, plant and equipment		(0.9)	(0.4)
Income from joint venture and associate		(2.8)	(1.9)
Impairment of goodwill		1.4	–
Loss on foreign exchange		0.2	–
Financial income		(8.9)	(7.7)
Financial expense		27.1	12.9
Income tax expense		25.2	31.9
Operating profit before changes in working capital and provisions		175.9	161.6
Increase in trade and other receivables		(60.9)	(41.0)
Increase in trade and other payables		12.3	27.9
(Decrease)/increase in provisions and employee benefits		(8.0)	9.4
Cash flows from operations		119.3	157.9
Interest paid		(22.6)	(7.0)
Interest received		5.1	3.4
Income taxes paid		(14.4)	(32.5)
Cash flows from operating activities		87.4	121.8
Investing activities			
Proceeds from sale of property, plant and equipment		20.3	11.1
Proceeds from sale of investments		0.1	0.1
Dividends received from associate		0.5	0.3
Acquisition of subsidiaries, net of cash acquired	13(b)	(108.1)	(33.1)
Acquisition of property, plant and equipment		(59.6)	(65.8)
Cash flows from investing activities		(146.8)	(87.4)
Financing activities			
Proceeds from the issue of share capital		0.2	1.4
Proceeds from new loans		213.2	30.9
Repayment of borrowings		(26.8)	(7.9)
Payment of finance lease liabilities		(17.7)	(7.2)
Ordinary and minority interest dividends paid		(34.7)	(28.7)
Preference dividends paid		–	(11.0)
Redemption of preference shares		–	(199.5)
Cash flows from financing activities		134.2	(222.0)
Net increase/(decrease) in cash and cash equivalents		74.8	(187.6)
Cash and cash equivalents at start of year		105.4	292.2
Effect of foreign exchange on cash held		(2.7)	0.8
Cash and cash equivalents at end of year		177.5	105.4
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	17	177.5	125.3
Overdraft bank accounts shown in interest bearing liabilities		–	(19.9)
Cash and cash equivalents for the cash flow statement		177.5	105.4

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 OCTOBER 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Foreign exchange translation		(3.7)	(2.1)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes	5	4.0	(8.0)
Tax on items taken directly to equity	7	21.6	5.2
Cash flow hedges:			
– movement in fair value	25(j)	(55.1)	–
– amounts recycled to the income statement	25(j)	(5.1)	–
Net expense recognised directly in equity		(38.3)	(4.9)
Profit for the year		72.3	80.3
Total recognised Income for the year		34.0	75.4
Attributable to:			
Ordinary shareholders		33.7	65.2
Preference shareholders		–	10.0
Minority interest		0.3	0.2
		34.0	75.4
First-time adoption of IAS 32 and 39	33		
Hedging reserve		4.4	
Retained earnings		(4.7)	
		(0.3)	

NOTES TO THE ACCOUNTS

1. Accounting policies

First Choice Holidays PLC is a company incorporated in England and Wales. The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as "the Group") and equity account the Group's interest in joint ventures and associates. The parent company financial statements present information about the Company as a separate entity and not about the Group.

(A) Basis of preparation

The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs). The Company has elected to prepare its parent company financial statements in accordance with UK GAAP. These are presented separately on pages 75 to 79. The financial statements are presented in the Group's functional currency of Sterling, rounded to the nearest hundred thousand.

The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.

- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.

- Underlying profit after tax is profit before separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill (all net of tax).

- Underlying earnings are underlying profit after tax less minority interests and preference dividends.

- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within both the same sector or elsewhere.

The presentation of revenue and cost of sales has been revised to more accurately reflect the nature of the activities undertaken in the Online Destination Services Sector, where the Sector acts as an intermediary between service provider and end customer. This change has reduced the previously reported comparative ODS revenue and cost of sales figures by £137.0m each. Revenue in note 2 is presented on this revised basis. This basis has been used for the years ended 31 October 2006 and 2005. However the prior years 2002, 2003 and 2004 have not been restated.

(B) Transition to Adopted IFRSs

The Group is preparing its financial information in accordance with Adopted IFRSs for the first time and consequently has applied IFRS 1: "First-time adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with Adopted IFRSs resulted in changes to the accounting policies as compared with the 2005 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. They have also been applied in preparing an opening Adopted IFRSs balance sheet at 1 November 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous UK GAAP to Adopted IFRSs is explained in note 33.

The consolidated financial statements are prepared on the historical cost basis other than, from 1 November 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are stated at their fair value. Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IFRS 1 and has therefore adopted IAS 32: Financial Instruments "Disclosures and Presentation" and IAS 39: Financial Instruments "Recognition and Measurement" and IFRS 7 "Financial Instruments" with effect from 1 November 2005. In the comparative financial year the previous UK GAAP accounting policy has been applied. A reconciliation showing the impact of the adoption of these standards from 1 November 2005 is provided in note 33 and further details of the change in accounting policy are provided in (E). The Group has early adopted IFRS 7 in the year ending 31 October 2006 which replaces the disclosure requirements of IAS 32.

In addition, IFRS 1 grants certain exemptions from the full requirements of other Adopted IFRSs on transition. The following exemptions permitted under IFRS 1 have been taken in these Group financial statements:

(i) Business combinations
Business combinations that took place prior to 1 November 2004 have not been restated.

(ii) Foreign exchange
Cumulative translation differences for all foreign operations have been set at zero at 1 November 2004.

(iii) Share-based payments
IFRS 2: "Share-based payments" has only been applied in respect of share options issued after 7 November 2002.

(C) Basis of consolidation

The consolidated financial statements of the Group comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates and jointly controlled entities.

(i) Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

(ii) Joint ventures and associates
Joint ventures are jointly controlled entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The consolidated financial statements includes the Group's share of the total recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases. When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(D) Foreign currency
(i) Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Sterling at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Sterling at the foreign exchange rates ruling at the balance sheet date.

The revenues and expenses of overseas operations are translated at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in equity in a foreign exchange reserve.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign exchange reserve. They are released into the income statement upon disposal.

(E) Derivative financial instruments
The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments from 1 November 2005.

As set out in (B), the Group has adopted IAS 32 and IAS 39 only with effect from 1 November 2005:

(i) Accounting policy up to 1 November 2005
Instruments accounted for as hedges were designated as a hedge at the inception of the contracts. Gains and losses arising on foreign currency and fuel hedges were recognised on maturity of the underlying transaction. Interest differentials on derivative instruments and amounts receivable and payable on interest rate instruments were recognised as adjustments to interest over the period of the contracts. Gains and losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure were taken to the profit and loss account immediately.

(ii) Accounting policy from 1 November 2005
Derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and fuel price contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(F) Hedge accounting
The following accounting policy has been applied with effect from 1 November 2005. Prior to this date, the accounting policy for the period up to 1 November 2005, set out in (E), was followed.

(i) Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

1. Accounting policies continued

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

Prospective hedge effectiveness is performed at the commencement of hedge accounting through comparison of the critical terms of the hedged forecast transaction and the hedging instrument. Critical terms are the maturity, amount and currency of the cash flows relating to the hedging instrument and the forecast hedged transaction. Retrospective hedge effectiveness is performed at each reporting date principally using a dollar offset analysis, comparing the cumulative changes in the fair values of the forecast hedged transaction and the hedging instrument.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges
Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue
Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intra-group transactions and is stated after the deduction of trade discounts and commissions.

(i) Goods sold and services rendered
Revenue from sale of goods is recognised in the income statement when the significant risks and rewards or ownership have been transferred to the buyer. Revenue in respect of in-house product is recognised on the date of departure. Travel agency commissions and other revenues received from the sale of third-party product are recognised when they are earned on receipt of final payment.

No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or possible return of goods.

(ii) Client monies received in advance (deferred income)
Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is deferred and included within trade and other payables.

(iii) Valuation of revenue
Where the Group acts as principal, revenue is stated at the contractual value of goods and services provided, net of variable distribution costs such as agents' commissions and "click costs".

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the value of the commissions earned and not the total transaction sales value.

Where the Group acts as intermediary between the service provider and the end customer, revenue is presented on a net basis as the difference between the sales price to the customer and the cost of the services purchased. Businesses are identified as intermediaries dependent on: the control exercised over the provision of service: inventory risk; and customer credit risk.

(H) Expenses
(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs
Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Taxation
Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(i) Current tax
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

1. Accounting policies continued

(iii) A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(J) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives are as follows:

Freehold properties	–	50 years
Short leasehold properties	–	Lease period or useful economic life if shorter
Finance lease aircraft and equipment	–	Lease period or useful economic life if shorter
Aircraft spares	–	12 years
Yachts	–	15 years
Motor boats	–	24 years
Retail computer equipment	–	5 years
Computer equipment	–	3 – 5 years
Retail fixtures and fittings	–	8 years
Other assets	–	4 years

The residual values and useful lives of all assets are re-assessed annually.

(K) Intangible assets

(i) Owned assets

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and jointly controlled entities. In respect of business acquisitions that have occurred since 1 November 2004, goodwill represents the difference between the fair value of consideration paid and the fair value of the net identifiable assets and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

In respect of acquisitions prior to 1 November 2004, goodwill is included at 1 November 2004 on the basis of its deemed cost, which represents the amount recorded under UK GAAP which was broadly comparable save that only separable intangibles were recognised and goodwill was amortised. Amortisation of goodwill ceased on 1 November 2004. This goodwill is tested annually for impairment.

Purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition, in accordance with the accounting standard then in force.

Fair value adjustments are made in respect of acquisitions. If at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and must be recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement.

(ii) Computer software

Computer software consists of all software that is not an integral part of the related computer hardware and is stated at cost less accumulated amortisation and impairment losses.

(iii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of each type of intangible asset as follows:

Computer software	–	3 – 5 years
Brands	–	10 years
Order book at date of acquisition	–	When travel occurs
Customer databases	–	Over the period to which value will be obtained by the Group (up to 3 years)

Goodwill is not amortised but is systematically tested for impairment at each balance sheet date.

(L) Investments

Trade investments are classified as available for sale assets and are included under non-current assets. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

Short-term investments in debt and equity securities which are held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

(M) Impairments

The carrying amount of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the assets recoverable amount is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

1. Accounting policies continued

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised separately in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill was tested for impairment as at 1 November 2004, the date of transition to Adopted IFRSs, even though no indication of impairment existed.

The recoverable amount of the Group's receivables which are carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(N) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose only of the statement of cash flows.

(O) Interest bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(P) Provisions
A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares. The provision is based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours and cycles flown and by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

(Q) Other financial assets and other financial liabilities
Trade and other receivables are stated at their nominal amount (discounted if material) less impairments.

Trade and other payables are stated at cost.

(R) Dividends
Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

(S) Employee benefits

(i) Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 November 2004, the date of transition to IFRS, were recognised. The Group has early adopted the amendments to IAS 19, "Employee Benefits". Consequently, all actuarial gains and losses since 1 November 2004 are recognised in the period they occur directly in equity through the statement of recognised income and expense.

Pension liabilities are funded by monthly or annual contributions.

1. Accounting policies continued

(iii) Share-based payment transactions
The Group's share option programmes allow Group employees to acquire shares of the ultimate parent company; these awards are granted by the ultimate parent. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

The fair value of the options granted is measured using option valuation models, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to market-based performance conditions not achieving the threshold for vesting.

This accounting policy relates only to share options issued post 7 November 2002, in line with the transitions rules of IFRS 2.

(iv) Own shares held by an ESOP trust
Transactions of the Group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly in equity to retained earnings.

(T) Non-current assets held for sale and discontinued operations
A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(U) Related parties
For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(V) Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing services (business segment) or in providing services within a particular economic environment (geographic segment) which is subject to risks and rewards that are different from those of other segments.

(W) IFRS not yet adopted
The Company has not adopted amendments to IAS 39 and IFRS 4 in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006. Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probably that the Company will be required to make a payment under the guarantee. The Company does not expect the amendments to have any impact on the financial statements for the period commencing 1 November 2006.

IFRIC 4 "Determining whether an Arrangement contains a Lease" requires that an entity should base its assessment of whether an arrangement is, or contains, a lease on its substance rather than its legal form. IFRIC 4 will be effective for the Group for the first time in the year ended 31 October 2007. To date a preliminary assessment has been undertaken. The new guidance is likely to require additional disclosures for arrangements that are, in substance, similar to leases, including certain yacht investor schemes. However, the basis of measurement of these schemes is not expected to change and no affect is expected in the income statement or balance sheet.

2. Segmental Information

Segmental information is presented in the primary format by the Group's business sectors and, in the secondary format, analysed by geography. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include financial income, financial expense and corporate assets and liabilities.

(A) Sector analysis

The Sector analysis is based on the Group's management and reporting structure. A detailed explanation of each sector is included in the Business and Financial Review.

Year ended 31 October 2006

	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Eliminations £m	Joint venture and associate £m	Total Group £m
Revenue							
Total revenue	1,290.8	928.1	377.7	158.1	(39.4)	–	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	–	–
External revenue							
– continuing operations	1,272.1	910.6	266.9	117.5	–	–	2,567.1
– acquisitions	–	17.4	110.0	20.8	–	–	148.2
Total external revenue	**1,272.1**	**928.0**	**376.9**	**138.3**	–	–	**2,715.3**
Operating profit	51.2	29.7	18.1	13.9	–	2.8	115.7
Add back:							
Amortisation of business combination intangibles	–	2.2	8.6	0.5	–	–	11.3
Separately disclosed items	2.5	3.3	–	–	–	–	5.8
Impairment of goodwill	–	1.4	–	–	–	–	1.4
Taxation on joint venture and associate	–	–	–	–	–	1.2	1.2
Underlying operating profit	**53.7**	**36.6**	**26.7**	**14.4**	–	**4.0**	**135.4**
Analysed as:							
– continuing operations	53.7	34.8	21.2	13.3	–	4.0	127.0
– acquisitions	–	1.8	5.5	1.1	–	–	8.4
	53.7	**36.6**	**26.7**	**14.4**	–	**4.0**	**135.4**
Net financing expenses							(18.2)
Underlying profit before tax							**117.2**

Year ended 31 October 2005

	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Eliminations £m	Joint venture and associate £m	Total Group £m
Revenue							
Total revenue	1,292.2	890.6	193.6	112.1	(46.9)	–	2,441.6
Less: Inter segment revenue	(27.9)	–	–	(19.0)	46.9	–	–
Total external revenue	**1,264.3**	**890.6**	**193.6**	**93.1**	–	–	**2,441.6**
Operating profit	57.5	30.7	15.9	11.4	–	1.9	117.4
Add back:							
Amortisation of business combination intangibles	–	0.8	1.1	–	–	–	1.9
Taxation on joint venture and associates	–	–	–	–	–	0.9	0.9
Underlying operating profit	**57.5**	**31.5**	**17.0**	**11.4**	–	**2.8**	**120.2**
Net financing expenses							(5.2)
Underlying profit before tax							**115.0**

2. Segmental information continued
Other relevant sector financial information

31 October 2006	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Corporate £m	Joint venture and associate £m	Total Group £m
Balance sheet							
Segment assets	355.2	337.5	458.9	216.3	258.1	36.8	1,662.8
Segment liabilities	(497.8)	(167.6)	(138.9)	(135.3)	(441.2)	–	(1,380.8)
Net assets	**(142.6)**	**169.9**	**320.0**	**81.0**	**(183.1)**	**36.8**	**282.0**
Other disclosures							
Capital expenditure	26.3	4.5	27.3	3.4	–	–	61.5
Depreciation and amortisation of software	(25.1)	(4.2)	(13.1)	(2.5)	–	–	(44.9)

31 October 2005	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Corporate £m	Joint venture and associate £m	Total Group £m
Balance sheet							
Segment assets	353.6	316.3	298.8	143.3	193.1	34.5	1,339.6
Segment liabilities	(506.3)	(174.5)	(80.6)	(83.6)	(218.4)	–	(1,063.4)
Net assets	**(152.7)**	**141.8**	**218.2**	**59.7**	**(25.3)**	**34.5**	**276.2**
Other disclosures							
Capital expenditure	28.2	4.6	31.9	3.2	–	–	67.9
Depreciation and amortisation of software	(25.5)	(3.3)	(10.5)	(2.0)	–	–	(41.3)

(B) Geographical analysis of business
In presenting information on the basis of secondary geographic segments, segment revenue is based on the geographic location of the customer that generated that revenue. Segment assets and capital expenditure is based on the geographical location of the assets. Other Europe is defined as Continental Europe and Eire excluding France, whilst America includes North and South America and Canada.

	UK 2006 £m	UK 2005 £m	France 2006 £m	France 2005 £m	Other Europe 2006 £m	Other Europe 2005 £m	America 2006 £m	America 2005 £m	Rest of the World 2006 £m	Rest of the World 2005 £m	Total 2006 £m	Total 2005 £m
Revenue from external customers	**1,493.7**	1,463.3	**318.2**	310.7	**435.8**	390.1	**416.7**	255.7	**50.9**	21.8	**2,715.3**	2,441.6
Capital expenditure	**41.2**	48.5	**7.7**	8.5	**5.1**	5.3	**5.1**	4.3	**2.4**	1.3	**61.5**	67.9
Segment assets	**564.8**	552.2	**195.7**	180.1	**273.5**	234.9	**274.0**	120.0	**58.1**	24.8	**1,366.1**	1,112.0

Segment assets excludes non-operating assets relating to Corporate entities and the Group's joint venture and associate, totalling £296.7m (2005: £227.6m).

2. Segmental information continued

(C) Analysis of continuing operations

	Continuing operations 2006 £m	Acquisitions 2006 £m	Total 2006 £m	Total 2005 £m
Revenue	2,567.1	148.2	2,715.3	2,441.6
Cost of sales	(2,201.8)	(111.6)	(2,313.4)	(2,083.4)
Gross profit	365.3	36.6	401.9	358.2
Administrative expenses	(242.3)	(28.2)	(270.5)	(240.8)
Separately disclosed items	(4.1)	(1.7)	(5.8)	–
Amortisation of business combination intangibles	(2.4)	(8.9)	(11.3)	(1.9)
Impairment of goodwill	(1.4)	–	(1.4)	–
Total administrative expenses	(250.2)	(38.8)	(289.0)	(242.7)
Share of profit of joint venture and associate (net of tax)	2.8	–	2.8	1.9
Operating profit/(loss)	117.9	(2.2)	115.7	117.4
Analysed as:				
Underlying profit before interest and tax	127.0	8.4	135.4	120.2
Separately disclosed items	(4.1)	(1.7)	(5.8)	–
Amortisation of business combination intangibles	(2.4)	(8.9)	(11.3)	(1.9)
Impairment of goodwill	(1.4)	–	(1.4)	–
Taxation on profits of joint venture and associate	(1.2)	–	(1.2)	(0.9)
Operating profit/(loss)	117.9	(2.2)	115.7	117.4

Amortisation of business combination intangibles disclosed relates to the amortisation of intangible assets arising on acquisition of companies since 1 November 2004.

3. Separately disclosed items

	2006 £m	2005 £m
Reorganisation of back office functions	3.2	–
Business restructuring costs	10.6	–
Other items	(8.0)	–
	5.8	–

Reorganisation of back office functions

Following a strategic review of the Group's UK Mainstream operations, a decision has been made to outsource certain back office functions. This outsourcing is planned to commence in the first half of financial year 2007. The separately disclosed items incurred for this in 2006 of £3.2m relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation.

Business restructuring costs

In line with the Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was performed. This review has resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Costs of £10.6m have been incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

Other items

There have been a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management has undertaken a review of other accruals. Whilst none of these items are individually significant, it is considered appropriate to separately disclose the aggregate of £8.0m.

4. Net financing expenses

Financial income	2006 £m	2005 £m
Bank interest receivable	5.0	4.7
Interest on pension scheme assets	3.9	3.0
	8.9	7.7

Financial expense	2006 £m	2005 £m
Bank interest payable on loans and overdrafts	(21.5)	(7.3)
Interest on pension scheme liabilities	(4.5)	(3.8)
Finance lease charges on leases	(1.1)	(1.8)
	(27.1)	(12.9)
Net financing expenses	(18.2)	(5.2)

5. Employees

(A) Average number of employees by sector	2006 Total	2005 Total
Mainstream Holidays	7,618	8,035
Specialist Holidays	2,914	2,983
Activity Holidays	3,282	2,340
Online Destination Services	1,504	1,193
	15,318	14,551

(B) Staff costs	2006 Total	2005 Total
Wages and salaries	256.3	252.2
Social security costs	32.7	30.2
Pension costs	12.2	12.2
	301.2	294.6

Details of the emoluments of Directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration on pages 85 to 91.

(C) Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £8.6m (2005: £8.8m) relating to defined contribution schemes were charged to the income statement.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star Line scheme. The contributions required are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities. The Group recognises all actual gains or losses in the consolidated statement of recognised income and expense.

5. Employees continued

Air 2000 scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were rates of investment return of 7.25% per annum compound (pre-retirement) and 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets as 1 November 2003 was £18.5m, representing 59% of the benefits that had accrued to members after allowing for expected future increases in earnings.

The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2% of contribution salaries for Flight Deck staff and 30.1% for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5%, from 1 April 2005 to 31 March 2006 6% and from 1 April 2006 onwards 7%.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group's contributions from 1 April 2006 onwards would be 34.2% for Flight Deck staff and 30.1% for Ground and Administrative staff for members not participating in the salary sacrifice of member contributions. If members participate in salary sacrifice then the Group's contributions will be 44.2% for Flight Deck staff and 37.1% for Ground and Administrative staff.

From 1 April 2006, Flight Deck staff will have a contribution rate of 10% and Ground and Administrative staff will have a contribution rate of 7.1%. If members participate in the salary sacrifice of member contributions their contribution rate will be 0%.

In addition, special employer contributions have been paid on 1 June 2006 of £3.5m. Further special employer contributions are payable as follows: £3.4m no later than 1 June 2007 and £0.9m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were the rates of investment return of 7.25% per annum compound (pre-retirement) 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61% of the benefits that had accrued to members after allowing for expected future increases in earnings. The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4% of pensionable salaries and from 1 September 2005 onwards 32.1%. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group contributions from 1 April 2006 onwards would be 32.1% for employees not participating in the salary sacrifice of member contributions and if employees participate the Group contributions will be 42.1%.

From 1 April 2006, employees will have a contribution rate of 10% and if employees participate in the salary sacrifice of members contributions their contribution rate will be 0%.

In addition, special employer contributions have been paid on 1 June 2006 of £2.45m. Further special employer contributions are payable as follows: £2.5m no later than 1 June 2007, and £1.2m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Emerald Star Line scheme

The last full actuarial valuation was carried out by a qualified independent actuary as at 1 July 2005. The principal valuation assumptions used were the rates of investment return of 8.0% per annum compound and a rate of salary increase of 4.0% per annum compound. From July 2005 the Group has contributed at an average rate of 2.5% of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2008.

5. **Employees** continued

Disclosure information-funded defined benefit pension schemes

The assets of each scheme have been taken at market value and liabilities have been calculated using the following principal assumptions:

	Emerald Star Line Scheme per annum 2006 %	2005 %	Air 2000 Scheme per annum 2006 %	2005 %	Unijet Scheme per annum 2006 %	2005 %
Inflation	**2.25**	2.25	**2.90**	3.00	**2.90**	3.00
Salary increases	**4.00**	4.00	**4.90**	5.00	**4.90**	5.00
Rate of discount	**4.00**	4.00	**5.10**	5.20	**5.10**	5.20
Pension in payment increases			**3.00**	3.00	**3.00**	3.00
Revaluation rate for deferred pensioners			**2.90**	3.00	**2.90**	3.00

The mortality assumptions underlying the value of the accrued liabilities for the Air 2000 and Unijet schemes are based on the following life expectancies from age 65:

	Air 2000 and Unijet schemes Years 2006	Years 2005
Males		
Current pensioner	21.8	21.7
Future pensioner (aged 50)	22.7	22.7
Females		
Current pensioner	24.7	24.6
Future pensioner (aged 50)	25.6	25.6

On this basis, the balance sheet figures are as follows:

	Emerald Star Line Scheme 2006 £m	2005 £m	Air 2000 Scheme 2006 £m	2005 £m	Unijet Scheme 2006 £m	2005 £m	Total 2006 £m	2005 £m
Assets	**1.8**	1.6	**39.0**	30.4	**26.2**	19.5	**67.0**	51.5
Liabilities	**(1.3)**	(1.1)	**(53.0)**	(50.2)	**(37.4)**	(34.4)	**(91.7)**	(85.7)
Surplus/(deficit)	**0.5**	0.5	**(14.0)**	(19.8)	**(11.2)**	(14.9)	**(24.7)**	(34.2)

The above disclosed position is different to that determined for the long-term funding of the schemes, as different assumptions have been used.

The fair value of assets of the schemes at 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Line Scheme 2006 £m	2005 £m	Air 2000 Scheme 2006 £m	2005 £m	Unijet Scheme 2006 £m	2005 £m	Total 2006 £m	2005 £m	Expected returns on all schemes 2006 %	2005 %
Equities	**1.4**	1.2	**25.5**	19.8	**17.0**	12.7	**43.9**	33.7	**7.72**	7.95
Bonds	**0.2**	0.2	**13.4**	10.5	**9.1**	6.7	**22.7**	17.4	**4.99**	4.98
Cash and other short-term assets	**0.2**	0.2	**0.1**	0.1	**0.1**	0.1	**0.4**	0.4	**4.95**	4.75
	1.8	1.6	**39.0**	30.4	**26.2**	19.5	**67.0**	51.5		

The fair value of the schemes' assets are not intended to be realised in the short-term and may be subject to significant change before they are realised.

Changes in the present value of scheme assets are as follows:

	Emerald Star Line Scheme 2006 £m	2005 £m	Air 2000 Scheme 2006 £m	2005 £m	Unijet Scheme 2006 £m	2005 £m	Total 2006 £m	2005 £m
Balance at 1 November	**1.6**	1.4	**30.4**	21.2	**19.5**	13.8	**51.5**	36.4
Expected return on plan assets	**0.1**	–	**2.3**	1.8	**1.5**	1.2	**3.9**	3.0
Company contributions	–	0.1	**5.1**	6.2	**4.0**	3.5	**9.1**	9.8
Member contributions	–	–	**0.2**	0.3	**0.2**	0.3	**0.4**	0.6
Benefits paid	–	–	**(1.3)**	(0.7)	**(0.5)**	(0.3)	**(1.8)**	(1.0)
Experience gains	**0.1**	0.1	**2.3**	1.6	**1.5**	1.0	**3.9**	2.7
Balance at 31 October	**1.8**	1.6	**39.0**	30.4	**26.2**	19.5	**67.0**	51.5
Actual return on plan assets	0.2	0.1	4.6	3.4	3.0	2.2	7.8	5.7

5. Employees continued

Changes in the present value of defined benefit obligations are as follows:

	Emerald Star Line Scheme 2006 £m	Emerald Star Line Scheme 2005 £m	Air 2000 Scheme 2006 £m	Air 2000 Scheme 2005 £m	Unijet Scheme 2006 £m	Unijet Scheme 2005 £m	Total 2006 £m	Total 2005 £m
Balance at 1 November	1.1	0.9	50.2	40.5	34.4	27.6	85.7	69.0
Current service cost	–	0.1	1.4	1.4	1.6	1.1	3.0	2.6
Interest cost on obligation	0.1	–	2.6	2.2	1.8	1.6	4.5	3.8
Benefits paid	–	–	(1.3)	(0.7)	(0.5)	(0.3)	(1.8)	(1.0)
Member contributions	–	–	0.2	0.3	0.2	0.3	0.4	0.6
Experience losses/(gains)	0.1	0.1	(0.1)	6.5	(0.1)	4.1	(0.1)	10.7
Balance at 31 October	1.3	1.1	53.0	50.2	37.4	34.4	91.7	85.7

The amounts recognised in the income statement for the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Line Scheme 2006 £m	Emerald Star Line Scheme 2005 £m	Air 2000 Scheme 2006 £m	Air 2000 Scheme 2005 £m	Unijet Scheme 2006 £m	Unijet Scheme 2005 £m	Total 2006 £m	Total 2005 £m
Amounts recognised in cost of sales								
Current service cost	–	0.1	1.4	1.4	1.6	1.1	3.0	2.6
Amounts recognised in financial expenses								
Interest cost on obligation	0.1	–	2.6	2.2	1.8	1.6	4.5	3.8
Amounts recognised in financial income								
Expected return on plan assets	(0.1)	–	(2.3)	(1.8)	(1.5)	(1.2)	(3.9)	(3.0)
Total	–	0.1	1.7	1.8	1.9	1.5	3.6	3.4

Amounts recognised in the statement of changes in income and expense during the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Line Scheme 2006 £m	Emerald Star Line Scheme 2005 £m	Air 2000 Scheme 2006 £m	Air 2000 Scheme 2005 £m	Unijet Scheme 2006 £m	Unijet Scheme 2005 £m	Total 2006 £m	Total 2005 £m
Actuarial gain on plan assets	0.1	0.1	2.3	1.6	1.5	1.0	3.9	2.7
Actuarial loss on plan liabilities	(0.1)	(0.1)	0.1	(6.5)	0.1	(4.1)	0.1	(10.7)
Net actuarial gains/(losses) in the year	–	–	2.4	(4.9)	1.6	(3.1)	4.0	(8.0)

The trend history of experience gains and losses for the years ended 31 October 2006 and 31 October 2005 is shown in the above table.

5. Employees continued

(D) Share options

The Company has established four principal share award/option schemes which are designed to link remuneration to the future performance of the Group: a senior executive performance related share option scheme as well as alternative long-term incentive schemes known as the Restricted Share Plan (RSP), the Deferred Annual Bonus Scheme (DABS) and the Performance Share Plan (PSP), all of which are as described on pages 86 and 87, along with the relevant vesting criteria.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior Executive Plan	3,200,914	109.50	30 October 2007
	2,661,081	135.25	9 December 2008
Restricted Share Plan	24,099	N/A	14 December 2002
	2,608,508	N/A	31 October 2006
	2,636,034	N/A	9 December 2006
	154,333	N/A	23 December 2006
	125,823	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	2,827,113	N/A	14 December 2007
	267,536	N/A	23 December 2007
Deferred Annual Bonus Scheme	2,477,581	N/A	14 December 2008
Performance Share Plan	2,742,632	N/A	14 December 2008
	206,342	N/A	19 June 2009
	20,453,732		

As at 31 October 2006 there were 5,152,414 (2005: 7,565,589) ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans.

The number of share options is as follows:

	Number of awards/ options 2006	Number of awards/ options 2005
Outstanding at beginning of the year	**19,125,375**	20,480,130
Forfeited during the period	**(1,427,680)**	(754,402)
Exercised during the period	**(2,984,771)**	(4,178,601)
Granted during the period	**5,740,808**	3,578,248
Outstanding at the end of the year	**20,453,732**	**19,125,375**

No awards or options were exercisable at the end of the year (2005: nil).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of fair value of services received is measured using binomial or simulation valuation models, depending on the vesting criteria. The following variables are built into these models at the date of granting of the options:

	2006	2005	2004	2003
Information relating to fair values of share option and awards granted				
Fair value at measurement date	**£1.35 – £2.02**	£0.92 – £1.32	£1.05 – £1.19	£0.68 – £0.85
Share price	**£2.17 – £2.29**	£1.52 – £1.53	£1.21 – £1.37	£0.78 – £0.98
Exercise price	**0**	0	0	0
Expected volatility	**23.4% – 27.8%**	32.1% – 32.7%	34.3% – 39.4%	38.8% – 39.4%
Option life	**3 years**	3 – 4 years	3 – 5 years	3 – 4 years
Expected dividends	**4.0%**	4.0%	4.0%	4.0%
Risk free interest rate	**4.29% – 4.32%**	4.4% – 4.5%	4.6% – 5.2%	3.8% – 4.2%

Expected volatility is based on historic volatility adjusted for changes to future volatility indicated by publicly available information. Share options are granted under a service condition.

5. Employees continued

Employee expenses for the year relating to share based schemes are:

	2006 £m	2005 £m
Share options granted in 2003	–	0.2
Share options granted in 2004	2.1	1.8
Share options granted in 2005	1.1	1.0
Share options granted in 2006	2.7	–
Expense arising for share appreciation rights	0.2	0.2
Changes in fair value of share appreciation rights	–	0.1
	6.1	3.3
Total carrying amount of share appreciation liabilities	0.2	0.2

The future estimated expense for share option schemes outstanding at 31 October is:

	2006 £m	2005 £m
To be incurred within one year	5.9	4.1
To be incurred after more than one year	5.0	4.4
	10.9	8.5

6. Income, expenses and auditor remuneration

	2006 £m	2005 £m
Included in profit for the year are the following:		
Operating lease income, aircraft	(5.6)	(6.0)
Operating lease rentals, land and buildings	39.8	43.0
Operating lease rentals, aircraft and other equipment	76.9	74.2
Depreciation of property, plant and equipment	38.8	36.0
Amortisation of intangible assets	17.4	7.4
Charge for share based payments	6.1	3.2
Gain on sale of property plant and equipment	(0.9)	(0.4)
(Loss)/gain on foreign currency retranslation	(0.2)	(2.2)
Government grants	(0.3)	(0.9)
Impairment of goodwill on closure of business	1.4	–
Auditors' remuneration		
Auditors' remuneration for these financial statements and other Group subsidiary financial statements pursuant to legislation	0.9	0.8
Other services pursuant to legislation (regulatory reporting)	0.1	0.1
Services relating to corporate finance transactions	0.1	0.1
Other services	0.2	0.1

Other services relate to accounting advice in respect of the transition to Adopted IFRSs. The audit fee for the Company was £11,000 (2005: £10,250).

7. Taxation

The tax charge can be summarised as follows:

	2006 £m	2005 £m
(i) Analysis of charge in year		
Current tax expense:		
UK corporation tax on profits of the year	–	23.7
Non-UK tax on profits of the year	8.2	9.7
Adjustments in respect of previous years	(2.5)	1.0
	5.7	34.4
Deferred tax expense:		
Origination and reversal of timing differences:		
– Current year UK	17.9	(2.6)
– Current year non-UK	(0.9)	1.9
– Adjustments in respect of previous years	2.5	(1.8)
	19.5	(2.5)
Total income tax expense in income statement	25.2	31.9

(ii) Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK of 30% (2005: 30%). The differences are explained below:

	2006 £m	2006 %	2005 £m	2005 %
Profit before tax reported in the income statement	97.5		112.2	
Less share of profit in joint venture and associate	(2.8)		(1.9)	
	94.7		110.3	
Income tax on profit before tax excluding share of joint venture and associate at the standard rate of UK tax of 30% (2005: 30%)	28.4	30.0%	33.1	30.0%
– Expenses not deductible for tax purposes	0.3	0.3%	2.5	2.2%
– Utilisation of tax losses	(6.5)	(6.9)%	(2.7)	(2.5)%
– Non-utilisation of tax losses	2.8	3.0%	2.2	2.0%
– Higher tax rates on overseas earnings	1.7	1.8%	1.4	1.3%
– Lower tax rates on overseas earnings	(1.5)	(1.6)%	(3.8)	(3.4)%
– Adjustments to tax charge in respect of previous periods	–	–	(0.8)	(0.7)%
Total income tax expense in income statement	25.2	26.6%	31.9	28.9%

The effective rate of taxation is 26.6% (2005: 28.9%). The underlying rate of taxation is 27.6%. It is expected that an effective tax rate of 28% will be sustainable in the medium-term.

Due to an equal and opposite reversal of deferred taxation temporary differences, no UK corporation tax is payable in the year ended 31 October 2006. There is no effect on the total tax charge.

(iii) Deferred tax recognised directly in equity

The following taxation has been recorded directly in equity within the statement of recognised income and expense:

	2006 £m	2005 £m
Cash flow hedges	(18.1)	–
Equity-settled transactions	(4.7)	(3.2)
Defined benefit pension plans	1.2	(2.4)
Exchange differences	–	0.4
Total	(21.6)	(5.2)

8. Dividends

Ordinary shares

The following dividends have been deducted from equity in the year:

	2006 £m	2005 £m
Interim dividend paid for 2005 of 1.95p per share (2004: 1.75p)	**10.1**	9.1
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	**24.4**	19.5
	34.5	28.6

The interim dividend in respect of the six-month period to 30 April 2006 of 2.25p per share was paid on 1 November 2006 and this dividend of £11.8m will be recognised as a deduction from equity in the year ending 31 October 2007.

Subsequent to the balance sheet date, the Directors have proposed a final dividend of 5.4p per share (2005: 4.65p) payable on 10 April 2007 to the holders of relevant shares on the register at 9 March 2007. The final proposed dividend amounts to £28.3m (2005: £24.4m) and will, after approval by shareholders, be recognised in the financial statements for the year ended 31 October 2007. The final ordinary dividend of 5.4p per share, together with the interim dividend of 2.25p per share, makes a total dividend of 7.65p per share relating to the year ended 31 October 2006 (2005: 6.6p).

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 final dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 241 3018. The last day for election for the final proposed dividend is 16 March 2007 and any requests should be made in good time ahead of that date.

Preference shares

All preference shares were redeemed by the Group during the comparative year on 27 July 2005. Preference shares were accounted for as equity in the year ended 31 October 2005, prior to the adoption by the Group of IAS 32 (see note 1). In the year ended 31 October 2005, preference share dividends of £10.0m were deducted from equity.

9. Earnings per share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive. The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2006 £m	Weighted average no. of shares 2006 millions	Earnings per share 2006 pence	Earnings 2005 £m	Weighted average no. of shares 2005 millions	Earnings per share 2005 pence
(i) Basic earnings per share						
Basic earnings per share	**72.0**	**524.7**	**13.7**	70.1	519.5	13.5
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	**8.4**	**–**	**1.6**	1.9	–	0.4
Basic earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	**80.4**	**524.7**	**15.3**	72.0	519.5	13.9
Separately disclosed items (net of tax)	**4.1**	**–**	**0.8**	–	–	–
Basic underlying earnings per share	**84.5**	**524.7**	**16.1**	72.0	519.5	13.9
(ii) Diluted earnings per share						
Basic earnings per share	**72.0**	**524.7**	**13.7**	70.1	519.5	13.5
Effect of dilutive securities						
– Options	**–**	**19.8**	**(0.5)**	–	9.6	(0.3)
Diluted earnings per share	**72.0**	**544.5**	**13.2**	70.1	529.1	13.2
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	**8.4**	**–**	**1.6**	1.9	–	0.4
Diluted earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	**80.4**	**544.5**	**14.8**	72.0	529.1	13.6
Separately disclosed items (net of tax)	**4.1**	**–**	**0.8**	–	–	–
Diluted underlying earnings per share	**84.5**	**544.5**	**15.6**	72.0	529.1	13.6

10. Intangible assets

	Computer software £m	Goodwill £m	Brands £m	Order book £m	Customer databases £m	Total £m
Cost						
At 1 November 2004	21.2	462.1	–	–	–	483.3
Additions	8.1	–	–	–	–	8.1
Acquisition through business combinations	–	60.9	3.7	2.6	1.7	68.9
Revision to consideration on prior year acquisition	–	3.2	–	–	–	3.2
Disposals	–	(0.2)	–	–	–	(0.2)
Exchange adjustments	–	0.6	–	–	–	0.6
At 31 October 2005	29.3	526.6	3.7	2.6	1.7	563.9
Additions	13.5	–	–	–	–	13.5
Acquisition through business combinations	0.2	130.0	22.1	7.2	7.0	166.5
Revision to consideration and fair value adjustments on prior year acquisitions	–	(2.6)	–	–	–	(2.6)
Exchange adjustments	(0.3)	(12.3)	(1.2)	(0.4)	(0.4)	(14.6)
At 31 October 2006	**42.7**	**641.7**	**24.6**	**9.4**	**8.3**	**726.7**
Amortisation and impairment losses						
At 1 November 2004	10.8	85.7	–	–	–	96.5
Amortisation	5.3	–	0.1	1.5	0.3	7.2
Exchange adjustments	0.2	–	–	–	–	0.2
At 31 October 2005	16.3	85.7	0.1	1.5	0.3	103.9
Amortisation	6.1	–	1.7	7.4	2.2	17.4
Impairment losses	–	1.4	–	–	–	1.4
Exchange adjustments	(0.1)	–	(0.1)	–	–	(0.2)
At 31 October 2006	**22.3**	**87.1**	**1.7**	**8.9**	**2.5**	**122.5**
Carrying value						
At 1 November 2004	10.4	376.4	–	–	–	386.8
At 31 October 2005	13.0	440.9	3.6	1.1	1.4	460.0
At 31 October 2006	**20.4**	**554.6**	**22.9**	**0.5**	**5.8**	**604.2**

Amortisation of intangible assets is recognised within the administrative expenses in the income statement.

The impairment losses incurred in 2006 relate to the closure of the Marmara Portugal division and the write off of all related goodwill to reflect a nil recoverable amount. The £1.4m impairment charge is disclosed separately on the face of the income statement.

Amortisation of business combination intangibles totalling £11.3m shown in the income statement relates to the amortisation charge during the year of brands, the order book and customer databases.

Goodwill is analysed by Sector as follows:

	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Corporate £m	Total Group £m
At 31 October 2006	**56.0**	**189.8**	**206.0**	**101.8**	**1.0**	**554.6**
At 31 October 2005	56.0	184.3	113.3	86.3	1.0	440.9

The recoverable amount of goodwill in all Sectors has been determined based on value in use.

Those calculations use cash flow projections based on actual operating results and the Group's latest five-year business plan. Cash flows for a further five-year period are extrapolated using an inflationary only growth rate of up to 2%. This total period of ten years is considered a prudent assumption in the context of the anticipated greater longevity of the Group's brands and business model in each Sector.

10. Intangible assets continued

A pre-tax discount rate of 9.0% has been used in discounting projected cash flows.

Based on the calculations undertaken, the Directors consider that the carrying value of goodwill in each Sector exceeds its recoverable amount.

Key assumptions are in respect of the short-term post acquisition earnings of acquired operations within the Activity and Specialist Sectors. The forecast earnings of these newly acquired businesses are inherently more judgmental in the short and medium-term.

11. Property, plant and equipment

	Land and buildings £m	Ships, yachts and motor boats £m	Aircraft and equipment £m	Computer equipment £m	Other £m	Total £m
Cost						
At 1 November 2004	98.4	126.9	82.3	51.1	31.4	390.1
Exchange adjustments	–	(0.9)	–	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	15.1	6.3	61.9
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
Transferred to assets held for sale	(8.8)	0.1	–	–	1.0	(7.7)
At 31 October 2005	90.3	140.5	88.6	65.2	34.8	419.4
Exchange adjustments	(0.4)	(0.6)	–	(0.2)	(0.3)	(1.5)
Additions	19.9	42.1	8.9	4.4	3.5	78.8
Disposals	(3.6)	(9.7)	(0.4)	(1.4)	(3.4)	(18.5)
Transferred to assets held for sale	(0.6)	(2.4)	–	–	–	(3.0)
At 31 October 2006	**105.6**	**169.9**	**97.1**	**68.0**	**34.6**	**475.2**
Depreciation						
At 1 November 2004	24.6	17.5	33.7	23.0	15.1	113.9
Exchange adjustments	0.1	(0.2)	–	0.1	–	–
Provided in the year	5.7	7.3	6.0	11.2	5.8	36.0
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)	(13.5)
Transferred to assets held for sale	(1.0)	–	–	–	–	(1.0)
At 31 October 2005	27.4	19.6	37.0	33.3	18.1	135.4
Exchange adjustments	(0.2)	(0.2)	–	(0.1)	(0.1)	(0.6)
Provided in the year	8.2	8.4	7.0	11.8	3.4	38.8
Disposals	(1.4)	(4.4)	(0.3)	(0.9)	(3.0)	(10.0)
Transferred to assets held for sale	–	(0.8)	–	–	–	(0.8)
At 31 October 2006	**34.0**	**22.6**	**43.7**	**44.1**	**18.4**	**162.8**
Net book value						
At 1 November 2004	73.8	109.4	48.6	28.1	16.3	276.2
At 31 October 2005	62.9	120.9	51.6	31.9	16.7	284.0
At 31 October 2006	**71.6**	**147.3**	**53.4**	**23.9**	**16.2**	**312.4**

Other fixed assets with a combined net book value as at 31 October 2006 of £16.2m (2005: £16.7m) comprise £14.8m (2005: £15.8m) of fixtures and fittings, £1.4m (2005: £0.8m) of motor vehicles and £nil (2005: £0.1m) of ski equipment.

Fixed asset additions of £78.8m include £30.8m of fixed assets acquired in business combinations during the year (2005: £2.1m).

Land and buildings comprise freehold and short leasehold properties with net book values of £16.0m (2005: £19.5m) and £54.7m (2005: £51.2m) respectively.

The net book value of assets held under finance leases and hire purchase contracts at 31 October 2006 was £16.2m (2005: £32.1m). The depreciation charged in the year for these assets was £1.3m (2005: £3.6m).

12. Investments in joint venture and associate

The Group's equity investment in its joint venture and associate is recorded in the financial statements as follows:

	Share of net assets of joint venture £m	Share of net assets of associate £m	Total £m
Cost			
At 1 November 2005	29.3	1.8	31.1
Dividend received	–	(0.5)	(0.5)
Share of profits for the year	2.5	1.5	4.0
Share of tax charge	(0.7)	(0.5)	(1.2)
At 31 October 2006	**31.1**	**2.3**	**33.4**
Goodwill			
At 1 November 2005	3.4	–	3.4
At 31 October 2006	**3.4**	**–**	**3.4**
Net book value			
At 31 October 2005	32.7	1.8	34.5
At 31 October 2006	**34.5**	**2.3**	**36.8**

Name of company	Proportion held	Nature of of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England and Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England and Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The option has not been exercised. Its value is dependent on the future profitability of Hays Travel Limited.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

Included within the Group's consolidated financial statements is the Group's 50% share of the following items accounted for using the equity method:

100% values	Joint venture 2006 £m	Joint venture 2005 £m
Revenue	**95.3**	**51.6**
Operating profit	5.0	3.6
Taxation	(1.5)	(1.0)
Profit for the year	**3.5**	**2.6**
Non-current assets	58.1	51.4
Current assets	27.6	25.9
Non-current liabilities	(5.6)	(4.2)
Current liabilities	(17.9)	(14.4)
Net assets	**62.2**	**58.7**

13. Investments

Trade investments	£m
Fair value	
At 1 November 2005	0.8
Disposal	(0.1)
Foreign exchange movements	(0.1)
At 31 October 2006	**0.6**

Acquisitions

(a) Acquisitions in the year ended 31 October 2006

Acquisitions were made in the year for a total of £153.2m, including £4.5m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £130.0m. The acquired businesses and their acquisition dates were:

Sector and entity	Country of operation	Acquisition date	Consideration £m
Specialist Holidays			
Jumpstreet	Canada	April 2006	1.7
School Voyageurs	Canada	April 2006	2.3
Educatours	Canada	April 2006	1.4
Educational Tours, Inc	USA	April 2006	11.1
Activity Holidays			
Grand Expeditions	USA	December 2005	43.1
Intrav, Inc.	USA	January 2006	26.7
Trek Holidays	Canada	January 2006	4.8
TravelClass	UK	May 2006	4.2
Your Man Tours	USA	June 2006	28.2
Sawadee	Netherlands	June 2006	3.5
Trip n Tours	USA	August 2006	0.7
Online Destination Services			
Meridian	Greece	January 2006	3.5
Pacific World	Asia	August 2006	17.5
			148.7
Acquisition expenses			4.5
Total investment cost			153.2

Net assets/(liabilities) acquired

	Note	Book value prior to acquisition £m	Accounting policy adjustments £m	Fair value adjustments £m	Fair value of net assets/ (liabilities) acquired £m
Intangible fixed assets	1	2.8	–	33.7	36.5
Tangible fixed assets	2	34.1	(4.5)	1.2	30.8
Assets held for sale	3	14.8	–	(5.2)	9.6
Other non-current assets	4	0.3	4.4	–	4.7
Current assets (excluding cash)	5	39.0	(2.9)	2.6	38.7
Cash		40.0	–	–	40.0
Current liabilities	6	(107.3)	(0.1)	(5.0)	(112.4)
Non-current liabilities	7	(11.2)	0.6	(13.6)	(24.2)
Total net assets acquired		12.5	(2.5)	13.7	23.7

Total investment cost	153.2
Net assets acquired (as above)	(23.7)
Minority interest in assets acquired	0.5
Provisional goodwill arising	130.0

13. Investments continued

Notes:

1. Elimination of goodwill existing in balance sheets at acquisition and inclusion of the fair value of IFRS 3 business combination intangible assets.
2. Impairment and revaluation of property plant and equipment; reclassification of leasehold property.
3. Impairment of Intrav, Inc ships prior to disposal.
4. Reclassification of leasehold property.
5. Elimination of deferred costs; recognition of deferred tax assets.
6. Recognition of a potential corporation tax liability.
7. Recognition of deferred tax liabilities.

The consideration payable is made up of:

	£m
Cash	129.3
Deferred consideration	13.6
Contingent consideration	5.8
Total consideration	**148.7**

(b) Cash flows arising in respect of acquisitions

Total cash flows relating to acquisitions in the year, including amounts paid in respect of deferred and contingent consideration arising on prior year acquisitions are as follows:

	2006 Max £m	2006 Paid £m	2005 Max £m	2005 Paid £m
Acquisitions in the year	129.3	129.3	53.4	53.4
Deferred & contingent consideration arising	19.4	–	12.1	–
	148.7	129.3	65.5	53.4
Acquisition expenses paid in the year	4.5	4.5	1.8	1.8
Total consideration	**153.2**	**133.8**	**67.3**	**55.2**
Cash acquired with acquisitions		(40.0)		(23.7)
Cash paid relating to prior year acquisitions		14.3		1.6
Net cash outflow in the year relating to acquisitions		**108.1**		**33.1**

Movements in deferred and contingent consideration in the year were as follows:

	Deferred consideration £m	Contingent consideration £m	Loan notes £m	Total £m
At 1 November 2005	19.6	9.4	–	29.0
Recognised in the year relating to current year acquisitions	7.7	5.8	5.9	19.4
Adjustments to amounts recognised in respect of prior year acquisitions	–	(0.7)	–	(0.7)
Cash paid	(11.4)	(3.4)	–	(14.8)
Exchange differences	(0.6)	(0.6)	(0.3)	(1.5)
At 31 October 2006	**15.3**	**10.5**	**5.6**	**31.4**

Offsetting the cash paid of £14.8m in the year is a refund of consideration relating to a prior year acquisition, of £0.5m, giving net cash paid of £14.3m.

13. Investments continued

The contingent consideration payable is in respect of the acquisitions listed below. It is dependent on the results of the businesses over the following periods or the balance of working capital at the acquisition date, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Basic of calculation of contingent consideration	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
Trek Holidays	Earnings	Years ending 31 October 2006-2010	C$6.0m	C$6.0m
Jumpstreet	Working capital	N/A	N/A	C$0.5m
School Voyageurs	Working capital	N/A	N/A	C$0.5m
Educatours	Working capital	N/A	N/A	C$0.4m
Educational Tours, Inc	Working capital	N/A	N/A	US$2.1m
Sawadee	Earnings	Calendar year 2006	€1.4m	€1.4m

All acquisitions have been accounted for using the purchase method, as required by IFRS 3. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Experience may result in the revisions to fair values in the subsequent accounting period.

(c) Residual goodwill

A consistent process is undertaken at each acquisition to identify the fair value of separable assets and liabilities acquired, including the fair value of intangible assets, being brands, order books and customer databases. The residual goodwill on acquisition represents the value of assets and earnings that do not form separable assets under IFRS3 but nevertheless are expected to contribute to the future results of the Group.

At 31 October 2006, the residual goodwill represents mainly:

- Market knowledge of particular geographic areas such as the Americas and the Far East.
- Knowledge of particular market segments, for example escorted tours.
- Involvement of existing management and employees and transfer of their knowledge of the operation of the business model.
- Integration synergies, particularly cost optimisation in our yacht holidays businesses.
- The ability to sell acquired product through existing channels and existing product through acquired channels.

(d) Income statement

If the businesses that were acquired at various times during the year ended 31 October 2006 had been part of the Group since 1 November 2005, the impact on revenue and profit would not have been material to the Group. This is mainly due to the timing of the three largest acquisitions, which have been part of the Group for their most profitable months in the year.

The revenues and operating profits of acquisitions made in the year are reported in note 2.

14. Non-current trade and other receivables

	2006 £m	2005 £m
Prepaid accommodation	65.2	52.3
Aircraft deposits	10.8	8.3
Other long-term debtors	4.0	–
	80.0	60.6

15. Deferred tax assets and liabilities

	Assets 2006	Assets 2005	Liabilities 2006	Liabilities 2005	Net 2006	Net 2005
Property, plant and equipment	–	–	(21.5)	(21.1)	(21.5)	(21.1)
Intangible assets	4.1	–	(12.8)	(0.2)	(8.7)	(0.2)
Other investments	–	–	–	(2.3)	–	(2.3)
Employee benefits	16.2	17.5	–	–	16.2	17.5
Financial instruments and foreign exchange	17.4	–	–	–	17.4	–
Other short-term temporary differences	14.9	28.1	–	(0.2)	14.9	27.9
Tax value of loss carry forwards recognised	4.2	4.2	–	–	4.2	4.2
Total	56.8	49.8	(34.3)	(23.8)	22.5	26.0

15. Deferred tax assets and liabilities continued

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2006 £m	2005 £m
Capital losses	**2.1**	4.5
Other losses	**28.0**	40.8
	30.1	45.3

These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

At 31 October 2006, a deferred tax liability of £2.4m (2005: £1.7m) relating to profits arising in respect of investments in overseas subsidiaries has not been recognised because the Group controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

There are no other unprovided deferred tax liabilities.

Movements in temporary differences during the year:

	Balance at 1 November 2005 £m	Arising on acquisition £m	Recognised/ (charged) in income £m	Recognised/ (charged) in equity £m	Balance at 31 October 2006 £m
Property, plant and equipment	(21.1)	–	(0.4)	–	(21.5)
Intangible assets	(0.2)	(5.6)	(2.9)	–	(8.7)
Other investments	(2.3)	–	2.3	–	–
Employee benefits	17.5	–	(4.8)	3.5	16.2
Financial instruments and foreign exchange	–	–	(0.7)	18.1	17.4
Other short-term temporary differences	27.9	–	(13.0)	–	14.9
Tax value of loss carry forwards recognised	4.2	–	–	–	4.2
Total	**26.0**	**(5.6)**	**(19.5)**	**21.6**	**22.5**

Movements in temporary difference during the prior year are analysed as follows:

	Balance at 1 November 2004 £m	Arising on acquisition £m	Recognised/ (charged) in income £m	Recognised/ (charged) in equity £m	Exchange movement £m	Balance at 31 October 2005 £m
Property, plant and equipment	(18.5)	–	(2.6)	–	–	(21.1)
Intangible assets	–	–	(0.2)	–	–	(0.2)
Other investments	(2.3)	–	–	–	–	(2.3)
Employee benefits	10.5	–	1.8	5.2	–	17.5
Other short-term temporary differences	22.1	–	5.5	–	0.3	27.9
Tax value of loss carry forwards recognised	6.2	–	(2.0)	–	–	4.2
Total	**18.0**	**–**	**2.5**	**5.2**	**0.3**	**26.0**

Property, plant and equipment temporary differences principally relate to accelerated capital allowances received in the UK. Employee benefit temporary differences arise in respect of defined benefit pension scheme liabilities, holiday pay accruals and future deductions available on the exercise of employee share options. Financial instruments and foreign exchange temporary differences arise in respect of financial instruments accounted for under IAS 39 and principally reflect the fair value at 31 October 2006 of cash flow hedging derivatives that will be settled against future transactions. Other short-term temporary differences relate to operating expenses and related accruals. The reversal of other short-term temporary differences in the current year principally relates to the current tax deduction of selling costs that were deferred under UK GAAP but are expensed as incurred under Adopted IFRSs.

16. Trade and other receivables

	2006 £m	2005 £m
Trade debtors	**156.4**	107.4
Other debtors	**102.2**	83.2
Prepayments	**133.1**	125.0
	391.7	315.6

NOTES TO THE ACCOUNTS
continued

17. Cash and cash equivalents

	2006 £m	2005 £m
Cash	**117.5**	40.3
Short-term liquid assets	**54.7**	46.9
Deposits at bank maturing within one month	**5.3**	38.1
Cash and cash equivalents	**177.5**	125.3

Cash and cash equivalents includes £54.7m (2005: £46.9m) that is not available for immediate use by the Group. This represents monies held in trust to meet regulatory requirements.

18. Assets classified as held for sale

	2006 £m	2005 £m
Yachts and motor boats	**0.8**	1.1
Land and buildings	**0.4**	7.9
	1.2	9.0

No adjustment has been required to record these assets at the lower of their carrying value and fair value less costs to sell.

19. Interest-bearing loans and borrowings

	2006 £m	2005 £m
Current liabilities		
Bank loans and overdrafts	**5.5**	56.9
Loan notes	**0.8**	–
Finance leases (and hire purchase contracts)	**2.3**	16.4
	8.6	73.3

	2006 £m	2005 £m
Non-current liabilities		
Bank loans	**262.5**	31.4
Loan notes	**4.8**	–
Finance leases (and hire purchase contracts)	**4.9**	2.5
	272.2	33.9

The bank loans and loan notes are repayable:

	2006 £m	2005 £m
Within one year	**6.3**	56.9
Between one and five years	**266.3**	23.2
After five years	**1.0**	8.2
	273.6	88.3

Included within amounts payable within one year are bank overdrafts of £nil (2005: £19.9m) that are repayable on demand. Some loans are secured on the underlying assets of the company in whose name the borrowings are made. Finance lease liabilities relate to the leasing of aircraft and boats.

19. Interest-bearing loans and borrowings continued

Group obligations under finance leases and hire purchase contracts are payable as follows:

	Principal £m	Interest £m	Minimum lease payments 2006 £m	Principal £m	Interest £m	Minimum lease payments 2005 £m
In respect of aircraft, yachts and equipment payable within:						
One year	2.2	0.4	2.6	16.4	0.5	16.9
Two to five years	5.0	0.5	5.5	2.5	0.2	2.7
	7.2	**0.9**	**8.1**	18.9	0.7	19.6

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets. Further details are set out in note 25.

20. Current trade and other payables

	2006 £m	2005 £m
Trade creditors	**187.6**	183.5
Other creditors	**33.8**	54.7
Other taxes and social security costs	**21.3**	24.1
Accruals and deferred income	**357.3**	287.1
Client money received in advance	**263.5**	237.8
Amounts owed to joint venture	**2.4**	2.6
	865.9	789.8

Included in other creditors are amounts in respect of contingent and deferred consideration payable for acquisitions of £8.1m (2005: £17.8m). Further details are set out in note 13(b).

21. Provisions for liabilities and charges

	Aircraft maintenance £m	Other £m	Total £m
At 1 November 2004	45.1	1.8	46.9
Provided in the year	54.3	–	54.3
Costs incurred	(44.1)	–	(44.1)
Exchange movements	(2.4)	–	(2.4)
At 31 October 2005	52.9	1.8	54.7
Adoption of IAS 32/39	(4.2)	–	(4.2)
At 1 November 2005	48.7	1.8	50.5
Provided in the year	45.9	–	45.9
Costs incurred	(47.9)	–	(47.9)
Exchange movements	(0.7)	–	(0.7)
At 31 October 2006	**46.0**	**1.8**	**47.8**

Of the aircraft maintenance provisions, £17.6m (2005: £21.3m) are estimated to be payable in less than one year.

Aircraft maintenance
In respect of aircraft, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours and cycles flown and by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

22. Other non-current liabilities

	2006 £m	2005 £m
Deferred and contingent consideration (note 13(b))	17.7	11.2
Accruals and deferred income	22.4	14.1
	40.1	25.3

23. Share capital

	2006 £m	2005 £m
Authorised		
800,000,000 (2005: 800,000,000) ordinary shares of 3p each	24.0	24.0
Allotted, called up and fully paid		
530,230,326 (2005: 529,658,730) ordinary shares	15.9	15.9

The Company issued 571,596 new ordinary shares in the year, with none of these shares being in respect of acquisitions. The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	403,359
Savings Related Share Option Scheme	168,237
	571,596

The share premium arising on the above issues was £0.5m.

24. Capital and reserves

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 1 November 2004	**215.3**	**239.8**	**162.9**	**(184.4)**	**433.6**	**0.2**	**433.8**
Share-based payment	–	–	–	3.3	3.3	–	3.3
Shares issued	0.1	1.7	–	–	1.8	–	1.8
Amortised issue costs	–	–	–	0.1	0.1	–	0.1
Redemption of preference share capital	(199.5)	–	199.5	(199.5)	(199.5)	–	(199.5)
Realisation of merger reserve	–	–	(22.5)	22.5	–	–	–
Total recognised (expense)/income for the year	–	–	(2.1)	77.3	75.2	0.2	75.4
Ordinary dividends	–	–	–	(28.6)	(28.6)	–	(28.6)
Preference dividends	–	–	–	(10.0)	(10.0)	–	(10.0)
Minority interest dividend	–	–	–	–	–	(0.1)	(0.1)
At 31 October 2005	**15.9**	**241.5**	**337.8**	**(319.3)**	**275.9**	**0.3**	**276.2**
Transition adjustments on adoption of IAS 32 and 39	–	–	4.4	(4.7)	(0.3)	–	(0.3)
Restated at 1 November 2005	**15.9**	**241.5**	**342.2**	**(324.0)**	**275.6**	**0.3**	**275.9**
Share-based payment	–	–	–	6.1	6.1	–	6.1
Shares issued	–	0.5	–	(0.3)	0.2	–	0.2
Total recognised (expense)/income for the year	–	–	(45.8)	79.5	33.7	0.3	34.0
Ordinary dividends	–	–	–	(34.5)	(34.5)	–	(34.5)
Minority interest dividend	–	–	–	–	–	(0.2)	(0.2)
Minority interest acquired	–	–	–	–	–	0.5	0.5
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**

24. Capital and reserves continued

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserve £m	Total £m
At 1 November 2004	**1.9**	**161.0**	**–**	**–**	**162.9**
Redemption of preference share capital	199.5	–	–	–	199.5
Realisation of merger reserve	–	(22.5)	–	–	(22.5)
Total recognised expense for the year	–	–	(2.1)	–	(2.1)
At 31 October 2005	**201.4**	**138.5**	**(2.1)**	**–**	**337.8**
Transition adjustments on adoption of IAS 32 and 39	–	–	–	4.4	4.4
Restated at 1 November 2005	**201.4**	**138.5**	**(2.1)**	**4.4**	**342.2**
Total recognised expense for the year	–	–	(3.7)	(42.1)	(45.8)
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2006 is £232.3m (2005: £232.3m) against which Section 131 merger relief of £40.6m (2005: £40.6m) has been deducted.

25. Financial instruments

As set out in note 1, the Group has adopted IFRS 7, IAS 32 and IAS 39, only with effect from 1 November 2005. The comparative financial information in these financial statements does not therefore comply with IFRS 7, IAS 32 and IAS 39 as the Group has elected to apply the transitional rules permitted by IFRS 1 and has not restated prior years. Comparative disclosures for the year ended 31 October 2005 have been prepared under UK GAAP FRS 13 and are set out in part (ii) of this note.

(i) Disclosures for the year ended 31 October 2006

(a) Treasury risk analysis

The Group has exposure to the following risks from its use of financial instruments: market risk (in respect of changes in foreign exchange rates, fuel prices and interest rates), liquidity risk (in respect of the Group's ability to meet its liabilities) and credit risk (in respect of recovery of amounts owing to the Group).

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency risk arises on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities. It is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group loan and cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

During the year, the Financial Risk Management Committee (FRMC) managed the governance of financial risk. The Committee, which was created in 2005, reports to the Board of Directors and to the Audit Committee and is made up of the relevant senior business employees and technical experts within the Group. Incorporated within the terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

(b) Currency risk management

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities (which are principally Sterling, Canadian dollars, Euros and US dollars).

The Group publishes its consolidated financial statements in Sterling and as a result, it is also subject to foreign currency exchange translation risk in respect of the results and underlying net assets of its foreign operations.

The Group hedges its foreign currency exposures season-by-season, with each season comprising a six-month period. At the start of a season the Group will have hedged substantially all of its foreign currency exposure (forecast sales and purchases and related assets and liabilities) for that season, using forward exchange contracts, most with a maturity of less than one year from the reporting date. When necessary, forward contracts are rolled over at maturity.

25. Financial Instruments continued

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by undertaking fair value hedges to address imbalances. Fair value hedges are principally undertaken in respect of non-Sterling denominated airline maintenance provision balances, loan balances and deposits.

The following significant exchange rates (excluding the impact of hedged transactions) applied during the current and prior year:

	Average rate		Mid-spot rate	
	Year ended 31 October 2006	Year ended 31 October 2005	31 October 2006	31 October 2005
US Dollar	1.815	1.844	1.908	1.776
Euro	1.462	1.457	1.494	1.478
Canadian Dollar	2.052	2.263	2.141	2.091

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars.

The table below shows Group companies' net financial assets and liabilities held in currencies other than their functional currency at 31 October 2006, analysed by functional currency:

	Non-functional financial assets and liabilities								
	Sterling £m	Euro £m	US Dollar £m	Canadian Dollar £m	Thai Baht £m	Australian Dollar £m	Swiss Franc £m	Other £m	2006 Total £m
Functional currency of Group entities									
Sterling	–	(49.4)	(60.1)	1.6	1.4	3.3	2.3	(1.4)	(102.3)
Canadian Dollars	–	–	1.7	–	–	–	–	–	1.7
Euro	7.3	–	(1.1)	–	–	–	–	0.1	6.3
US Dollars	(0.6)	0.1	–	0.2	–	–	–	–	(0.3)
Other	0.6	(1.3)	3.8	(0.2)	–	–	–	0.8	3.7
Total	**7.3**	**(50.6)**	**(55.7)**	**1.6**	**1.4**	**3.3**	**2.3**	**(0.5)**	**(90.9)**

(c) Interest rate risk

The Group has an exposure to interest rate risk arising principally on changes in Sterling, US Dollars, Euro and Canadian Dollar interest rates.

To manage interest rate risk, the Group manages its proportion of fixed to variable borrowings within limits approved by the Board, primarily through the Financial Risk Management Committee. The profile of the fixed rate to floating rate borrowings is maintained on a minimum of 50% of interest expense and 75% of operating leases being fixed to the end of all seasons on sale.

An analysis of net borrowings and interest rates as at 31 October 2006 is as follows:

	Earlier of maturity and repricing date							
	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	> 5 years £m	Total £m	Weighted average interest rate
Fixed rate								
Secured bank loans	–	0.6	1.7	2.1	6.8	–	**11.2**	**6.0%**
Unsecured bank loans	–	–	52.8	–	–	–	**52.8**	**6.0%**
Unsecured loan notes	0.8	3.9	0.9	–	–	–	**5.6**	**5.0%**
Finance leases	–	1.1	1.3	1.3	0.9	0.9	**5.5**	**6.2%**
Floating rate								
Secured bank loans	14.6	–	–	–	–	–	**14.6**	**6.5%**
Unsecured bank loans	189.4	–	–	–	–	–	**189.4**	**5.7%**
Finance leases	1.7	–	–	–	–	–	**1.7**	**8.1%**
Net borrowings	206.5	5.6	56.7	3.4	7.7	0.9	**280.8**	

Fixed rate and floating rate financial liabilities comprise loans and obligations under finance leases. The split of fixed and floating rate borrowings is after taking into account interest rate protection.

35. Financial instruments continued

The Group also has aircraft operating leases that vary with market interest rates. At 31 October 2006, the future commitment under these leases was £70.2m. The variation in leases is hedged using interest rate swaps and forward rate agreements extending over a maximum of 1.5 years.

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model.

(d) Credit risk

The carrying amount of financial assets represents the maximum credit exposure. Except as noted below, the Group has no significant concentration of credit risk arising from trading activities, either with individual entities or by geographical area.

Cash and cash equivalents and other liquid resources principally comprise money market deposits and other short-term investments. The investments are with counterparties with a strong long-term credit rating. At 31 October 2006, approximately 62% of the Group's unrestricted cash and cash equivalents were invested with counterparties based in the United Kingdom.

Within the UK, the Group has, from time to time, significant short-term credit exposure from receivables from other major tour operators and travel agents.

In addition, the Group makes prepayments for hotel accommodation. Whilst such prepayments do not meet the definition of a financial asset under IAS 39, such prepayments give rise to a risk similar to credit risk due to the inherent risk of the Group not recovering the prepayment through full delivery of the related goods and services. Prepayments from time to time can concentrate risk with specific counterparties which are based overseas.

The carrying amount of prepayments (which are presented within current and non-current assets) forms the maximum credit exposure, before taking into account any security or collateral held by the Group. Where appropriate, the Group obtains security collateral over the related accommodation property, to mitigate credit risk. At 31 October 2006, prepaid accommodation which is recoverable after more than one year was £65.2m.

(e) Capital management

The Board's policy is to maintain a strong capital base in order to maintain investor, creditor and market confidence and to sustain future development of the business.

From time to time the Group purchases its own shares on the market. The timing of these purchases depends on market prices. The shares are intended to be used for issuing shares under the Group's share option programmes. There is not a specific share buy back plan.

There were no changes to the Group's approach to capital management in the year.

(f) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed circumstances.

As at 31 October 2006 the Group had available undrawn committed borrowing facilities of £198.8m, comprising letters of credit, guarantees and revolving, floating rate credit facilities for cash borrowings. Any non-compliance with covenants underlying the Groups financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements. The Group was in full compliance with its financial covenants throughout each of the periods presented.

The Group had available undrawn committed bank facilities as follows:

	2006 £m
Expiring:	
Within one year	–
In more than one year but less than five years	198.8
	198.8

Subsequent to the year-end, the Group has undertaken a new £28m secured bank loan facility with Royal Bank of Scotland which is secured over property, plant & equipment.

25. Financial instruments continued

Information regarding the contractual maturities of financial liabilities can be found in note 19 to the accounts.The actual repayment of revolving credit facility cash flows will vary. The timing reflected in the table is based on the maximum duration and availability of the facility agreement.

(g) Analysis of total financial liabilities and financial assets

The tables below set out the Group's IAS 39 classification for each of its financial assets and liabilities at 31 October 2006.

	Held for trading £m	Available for sale £m	Loans and receivables £m	Amortised cost £m	Total carrying value £m
Trade investments	–	0.6	–	–	0.6
Cash and cash equivalents	–	177.5	–	–	177.5
Borrowings due within one year	–	–	–	(8.6)	(8.6)
Borrowings due after more than one year	–	–	–	(272.2)	(272.2)
Derivative assets	1.6	–	–	–	1.6
Derivative liabilities	(62.5)	–	–	–	(62.5)
Other financial assets	–	–	273.4	–	273.4
Other financial liabilities	–	–	–	(647.0)	(647.0)
	(60.9)	178.1	273.4	(927.8)	(537.2)

Derivatives held for trading under IAS 39 are all accounted for under cash flow or fair value hedges.

Other financial assets comprise trade receivables and other debtors which are receivable within and after more than one year. Other financial liabilities comprise trade payables and accruals which are payable within and after more than one year.

All derivatives are held within hedging relationships. Speculative positions are not undertaken.

(h) Fair values of financial assets and financial liabilities

The fair values of financial assets and liabilities, together with carrying amounts shown in the balance sheet at 31 October 2006, are as follows:

	Carrying amount £m	Fair value £m
Other investments	0.6	0.6
Cash and cash equivalents	177.5	177.5
Trade receivables	273.4	273.4
Interest rate swaps used for hedging – liabilities	(0.1)	(0.1)
Forward exchange contracts used for hedging		
– assets	1.6	1.6
– liabilities	(48.4)	(48.4)
Swaps for energy purchases	(14.0)	(14.0)
Bank loans	(215.2)	(215.1)
Eurobond loan	(52.8)	(53.1)
Loan notes	(5.6)	(5.5)
Finance lease liabilities	(7.2)	(7.2)
Trade and other payables	(619.7)	(619.7)
Other long-term liabilities	(27.3)	(27.3)
	(537.2)	(537.3)
Unrecognised loss		(0.1)

The fair value of forward rate agreements is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of fuel swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current fuel prices.

25. Financial Instruments continued

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

The fair value of trade receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

The fair value of non-derivative financial liabilities is based on the present value of future principal and interest cash flows discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(i) Derivative instruments

At 31 October 2006 the fair value and notional amount of the Group's derivative financial assets and liabilities was as follows:

	Assets		Liabilities		Total	
Cash flow hedges	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount
Interest rate swaps	–	–	(0.1)	(126.0)	(0.1)	(126.0)
Foreign exchange forwards	0.6	73.1	(40.2)	(974.6)	(39.6)	(901.5)
Energy swaps	–	1.1	(14.0)	(105.7)	(14.0)	(104.6)
	0.6	74.2	(54.3)	(1,206.3)	(53.7)	(1,132.1)
Fair value hedges						
Foreign exchange forwards	1.0	93.3	(8.2)	(212.2)	(7.2)	(118.9)
Total at 31 October 2006	**1.6**	**167.5**	**(62.5)**	**(1,418.5)**	**(60.9)**	**(1,251.0)**

The maturity profile of these derivative financial assets and liabilities was as follows:

	Maturity profile Within 1 year £m	1-2 years £m	Total £m
Derivative financial assets			
Foreign exchange forwards	1.6	–	1.6
Derivative financial liabilities			
Interest rate swaps	–	(0.1)	(0.1)
Foreign exchange forwards	(44.0)	(4.4)	(48.4)
Energy swaps	(14.0)	–	(14.0)
	(58.0)	(4.5)	(62.5)
Total at 31 October 2006	**(56.4)**	**(4.5)**	**(60.9)**

The following table indicates the periods in which the cash flows associated with derivatives (which are principally cash flow hedges) are expected to occur. The cash flows are expected to impact profit and loss on a similar time profile:

	Maturity profile Within 1 year £m	1-2 years £m	2-3 years £m	Total £m
Derivative financial assets				
Foreign exchange forwards	146.7	19.7	–	166.4
Energy swaps	1.1	–	–	1.1
	147.8	**19.7**	–	**167.5**
Derivative financial liabilities				
Interest rate swaps	(35.7)	(90.3)	–	(126.0)
Foreign exchange forwards	(903.4)	(278.2)	(5.3)	(1,186.9)
Energy swaps	(105.6)	–	–	(105.6)
	(1,044.7)	(368.5)	(5.3)	(1,418.5)
Total at 31 October 2006	**(896.9)**	**(348.8)**	**(5.3)**	**(1,251.0)**

No ineffectiveness has been recognised in the income statement for the year ended 31 October 2006.

25. Financial instruments continued
(j) Amounts recognised directly in equity
The following amounts have been recognised in equity during the year:

	2006 £m
Hedging reserve	
Effective portion of changes in fair value of cash flow hedge	(55.1)
Fair value of cash flow hedges transferred to profit and loss	(5.1)
	(60.2)
Translation reserve	
Foreign currency translation differences for foreign operations	(3.7)
Net charge to equity	**(63.9)**

(k) Sensitivity analysis
The sensitivity analysis is for illustrative purposes only.

Interest rate risk
The Group has used a sensitivity analysis technique that measures the estimated change to the income statement and equity of a 1% (100 basis points) difference in market interest rates from the rates applicable at 31 October 2006, with all other variables remaining constant.

The sensitivity analysis includes the following assumptions:

- Change in market interest rates only affect interest income or expense of variable financial instruments.
- Changes in market interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at fair value.
- Changes in market interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.
- Changes in the fair value of derivative financial instruments and other financial assets or liabilities are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

31 October 2006 Variable rate instruments	Income statement 100bp increase	Income statement 100bp decrease	Equity (before tax) 100bp increase	Equity (before tax) 100bp decrease
Variable rate instruments	(2.9)	2.9	–	–
Fixed rate instruments	–	–	–	–
Interest rate swaps	–	–	0.5	0.8
	(2.9)	2.9	0.5	0.8

Currency risk
The currency risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10% strengthening or weakening of Sterling against all exchange rates, profit before tax would have increased by £5.0m or reduced by £4.1m, respectively (principally relating to the translation of the income statement of overseas subsidiaries). Equity (before tax) would have increased by £15.3m or decreased by £12.5m, respectively.

Energy risk Fuel
The fuel risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10% increase or decrease in the unit price of fuel, profit before tax would neither increase or decrease materially, because of the fuel price hedging policy. Equity (before tax) would increase by £9.2m, or decrease by £9.2m, respectively.

25. **Financial Instruments** continued

(ii) Comparative disclosures under UK GAAP (FRS 13) for the year ended 31 October 2005

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

Financial assets	2005 Floating rate £m	2005 Non-interest bearing £m	2005 Total £m
Sterling	33.7	7.3	41.0
Canadian Dollars	30.0	–	30.0
Euro	28.9	1.3	30.2
US Dollars	20.0	–	20.0
Other	4.9	–	4.9
Total	**117.5**	**8.6**	**126.1**

Floating rate financial assets comprise cash and current asset investments, which attract interest rates of between 1.5% and 4.5% and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

Financial liabilities	2005 Fixed rate £m	2005 Floating rate £m	2005 Non-interest bearing £m	2005 Total £m
Sterling	28.2	69.7	3.8	101.7
Canadian Dollars	–	–	2.8	2.8
Euro	4.6	4.7	3.1	12.4
US Dollars	–	–	19.3	19.3
Total	**32.8**	**74.4**	**29.0**	**136.2**

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings at 31 October 2005 is 5.2% and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings at 31 October 2005 is 5.8% and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9% and 1.65% at 31 October 2005.
Euro: EURIBOR plus a margin between 1.5% and 1.65% or RIBOR plus a margin between 0.25% and 0.85% at 31 October 2005.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005 £m
Within one year	91.1
In more than one year but less than five years	36.9
More than five years	8.2
	136.2

25. Financial Instruments continued

(c) Fair value of derivative financial instruments

Fair values	2005 Book value £m	2005 Fair value £m
Financial instruments		
Financial assets	126.1	126.1
Financial liabilities	(136.2)	(136.2)
	(10.1)	(10.1)
Derivative financial instruments		
Interest rate swaps and forward rate agreements	–	(0.1)
Foreign currency transactions	–	3.2
Fuel derivatives	–	1.0
	(10.1)	(6.0)
Difference between book and fair value		**4.1**

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

Unrecognised gains and losses	2005 Gains £m	2005 Losses £m	2005 Net £m
Total unrecognised gains/(losses) at 1 November	43.2	(40.1)	3.1
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3
Total unrecognised gains/(losses) at 31 October	23.0	(18.9)	4.1
Of which:			
Due to be recognised within one year	21.3	(15.6)	5.7
Due to be recognised after one year	1.7	(3.3)	(1.6)
	23.0	(18.9)	4.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

Functional currency	Sterling £m	Euro £m	US Dollar £m	Canadian Dollar £m	Thai Baht £m	Australian Dollar £m	Swiss Franc £m	Other £m	Total £m
Sterling	–	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9
Canadian Dollars	–	–	7.7	–	–	–	–	–	7.7
Euro	0.9	–	(0.1)	0.1	–	–	1.3	2.2	4.4
US Dollars	–	1.1	–	0.7	–	–	–	0.3	2.1
Total	**0.9**	**33.4**	**21.7**	**2.1**	**1.4**	**2.8**	**0.4**	**11.4**	**74.1**

26. Movements in cash and net funds

	31 October 2006 £m	Cash movement £m	Finance leases £m	Foreign exchange £m	Arising on acquisition £m	Adoption of IAS 32 and 39 £m	31 October 2005 £m
Cash and cash equivalents	177.5	54.9	–	(2.7)	–	–	125.3
Bank overdrafts	–	19.9	–	–	–	–	(19.9)
Movements in cash and cash equivalents	177.5	74.8	–	(2.7)	–	–	105.4
Bank loans and loan notes	(273.6)	(186.4)	–	(2.7)	(18.1)	2.0	(68.4)
Finance leases	(7.2)	17.7	(1.6)	(2.2)	(3.6)	1.4	(18.9)
Net (debt)/funds	(103.3)	(93.9)	(1.6)	(7.6)	(21.7)	3.4	18.1

27. Acquisitions, continuing and discontinuing operations contributions to Group cash flows

	Continuing operations £m	Acquisitions £m	Total £m
Net cash generated from/(absorbed by) operations	118.0	(2.7)	115.3
Net cash flow from operating activities	(33.3)	0.5	(32.8)
Net cash flow from investing activities	(144.8)	2.8	(142.0)
Net cash flow from financing activities	150.3	(16.0)	134.3
Increase/(decrease) in cash in the year	**90.2**	(15.4)	**74.8**

The acquisitions column reflects cash flows arising from post acquisition trading of acquired businesses.

28. Operating lease commitments

Group obligations under operating lease contracts are as follows:

	Land and buildings 2006 £m	Aircraft, yachts and equipment 2006 £m	Land and buildings 2005 £m	Aircraft, yachts and equipment 2005 £m
Total commitments under non-cancellable operating leases expiring:				
Within one year	**5.2**	**7.5**	5.5	2.9
Between one and five years	**34.8**	**183.7**	20.5	110.9
Thereafter	**249.5**	**103.4**	256.2	221.1
	289.5	**294.6**	282.2	334.9

29. Capital commitments

	2006 £m	2005 £m
Contracted but not provided for	**5.1**	4.1
Authorised but not contracted or provided for	**10.6**	5.6
	15.7	9.7

In addition to the above items, the Group has contracted to purchase eight Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$1,160.0m.

Sunshine Cruises Limited, a joint venture with Royal Caribbean Cruises Ltd. had no capital commitments in 2006 (2005: £1.6m).

30. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Group in respect of certain subsidiaries, in the event of default, the Group could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Group is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate. The Directors consider that adequate provision has been made for all known liabilities.

31. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) Group of companies. During the last 12 months the Group spent approximately £12.5m (2005: £12.8m) on hotel accommodation with BCE.

At 31 October 2005 the Group owed BCE £1.0m for such accommodation (2005: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £0.7m at 31 October 2006 (2005: £nil) and the group earned total commissions of £21.8m in the year (2005: £3.5m) from these businesses.

Susan Hooper is Senior Vice President, International Managing Director, Royal Caribbean and Celebrity Cruises International.

Royal Caribbean Cruises Ltd. (RCCL) is First Choice's joint venture partner in Sunshine Cruises Limited. The Group earned commission of £2.2m (2005: £2.2m) during the year selling Royal Caribbean Cruises.

During the year, the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £2.0m (2005: £3.0m). The balance outstanding as at 31 October 2006 is £nil (2005: £nil).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.5m (2005: £0.4m). There is an outstanding balance of £2.4m (2005: £2.6m) within creditors as at 31 October 2006.

The compensation paid in respect of key management personnel was as follows:

	2006 £m	2005 £m
Short-term employee benefits	5.2	5.0
Post-retirement benefits	0.9	0.8
Share based payments	3.2	1.7
	9.3	7.5

Directors' remuneration of £3.4m (2005: £3.5m) is included within these amounts. The balance relates to key management personnel other than Directors. All the above amounts are included within employee costs (note 5).

32. Key accounting estimates and judgments

Accounting policies
The preparation of consolidated financial statements under IFRS requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent asset and liabilities and the reported amount of revenue and expenses during the year. The Group evaluates its estimates and assumptions on an on-going basis. Such estimates and judgments are based upon historical experience and other factors it believes to be reasonable under the circumstances.

Management has discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the applications of these policies and estimates.

The most important estimates and judgments are:

Goodwill carrying value
A full impairment review has been performed of all goodwill balances held across the Group on a cash generating unit basis. The impairment review is performed on a "value-in-use" basis, which requires estimation of future net operating cash flows and the time period over which they will occur. Further details are given in note 10.

Other asset carrying values
Management annually assesses the carrying value of all material assets across the Group. Key judgment areas include the carrying values of prepaid accommodation and of ships, yachts and motorboats.

Business combinations
Judgment and estimation is required in the valuation of separable assets and liabilities on acquisitions. In particular, judgment is required in the identification and valuation of separable intangible assets, being brands, orders books and customer databases, and the useful economic lives assigned.

Defined benefit pension plans
A qualified independent actuary undertakes the estimation of the present value of the Group's obligations under defined benefit pension schemes using assumptions taken from a range of possible actuarial assumptions. These assumptions may not be borne out in practice, especially due to the long timescales involved. The valuation of scheme assets is based on the fair value at the balance sheet date. As these assets are not intended to be sold in the short-term, their value may change significantly prior to realisation.

Derivative financial instruments
Judgment is required in the assessment of cash flow hedge accounting and in the assessment of the probability of forecast transactions, both at hedge inception and during the period over which hedge accounting is adopted. The value of derivative financial instruments is also judgmental. External valuations from financial institutions are undertaken to support the carrying value of such items.

Aircraft maintenance provisions
Details in respect of the estimation of aircraft maintenance provisions are given in note 21 and the accounting policy is disclosed in note 1(P).

Taxation
The Group has, from time to time, contingent tax liabilities arising from trading and corporate transactions in the UK and overseas jurisdictions. After taking appropriate external advice, the Group makes provision for these liabilities based on the probable level of economic loss that may be incurred and which is reliably measurable.

33. Explanation of transition to Adopted IFRSs

As stated in note 1, these are the Group's first consolidated financial statements prepared in accordance with Adopted IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 October 2006, the comparative information presented in these financial statements for the year ended 31 October 2005 and in the preparation of an opening IFRS balance sheet at 1 November 2004 (the Group's date of transition).

In preparing the opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to Adopted IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

33. Explanation of transition to Adopted IFRSs continued

Reconciliation of equity

	Note	UK GAAP 31 Oct 2004 £m	Effect of transition £m	IFRS 1 Nov 2004 £m	UK GAAP 31 Oct 2005 £m	Effect of transition £m	IFRS 31 Oct 2005 £m
Non-current assets							
Property, plant and equipment	A,B	288.7	(12.5)	276.2	305.8	(21.8)	284.0
Intangible assets	A,P	376.4	10.4	386.8	425.5	34.5	460.0
Investments in joint venture and associate	C	33.8	(0.9)	32.9	35.2	(0.7)	34.5
Other investments		0.8	–	0.8	0.8	–	0.8
Trade and other receivables	D	–	38.7	38.7	–	60.6	60.6
Deferred tax assets	E,F	–	38.8	38.8	–	49.8	49.8
		699.7	74.5	774.2	767.3	122.4	889.7
Current assets							
Trade and other receivables	C,D,E	400.3	(113.3)	287.0	461.0	(145.4)	315.6
Trading investments		38.6	(38.6)	–	46.9	(46.9)	–
Cash and cash equivalents		253.7	38.6	292.3	78.4	46.9	125.3
Assets held for sale	B	–	2.1	2.1	–	9.0	9.0
		692.6	(111.2)	581.4	586.3	(136.4)	449.9
Total assets		1,392.3	(36.7)	1,355.6	1,353.6	(14.0)	1,339.6
Current liabilities							
Interest-bearing loans and borrowings	G	(7.4)	(6.2)	(13.6)	(56.9)	(16.4)	(73.3)
Trade and other payables	G,H,I,J,K,L	(727.7)	25.7	(702.0)	(833.5)	43.7	(789.8)
Provisions	M	–	(14.8)	(14.8)	–	(21.3)	(21.3)
Income tax payable		(25.5)	–	(25.5)	(28.4)	–	(28.4)
		(760.6)	4.7	(755.9)	(918.8)	6.0	(912.8)
Non-current liabilities							
Interest-bearing loans and borrowings	G	(38.7)	(19.3)	(58.0)	(31.4)	(2.5)	(33.9)
Employee benefits	N	–	(32.7)	(32.7)	–	(34.2)	(34.2)
Other long-term liabilities	G	(41.9)	19.3	(22.6)	(27.8)	2.5	(25.3)
Provisions	M,N	(63.8)	31.7	(32.1)	(73.0)	39.6	(33.4)
Deferred tax liabilities	E,F	–	(20.5)	(20.5)	–	(23.8)	(23.8)
Minority interests	O	(0.2)	0.2	–	(0.3)	0.3	–
		(144.6)	(21.3)	(165.9)	(132.5)	(18.1)	(150.6)
Total liabilities		(905.2)	(16.6)	(921.8)	(1,051.3)	(12.1)	(1,063.4)
Net assets		487.1	(53.3)	433.8	302.3	(26.1)	276.2
Equity							
Share capital		215.3	–	215.3	15.9	–	15.9
Share premium		239.8	–	239.8	241.5	–	241.5
Other reserves		154.4	8.5	162.9	333.9	3.9	337.8
Retained earnings		(122.4)	(62.0)	(184.4)	(289.0)	(30.3)	(319.3)
Total equity attributable to equity holders of the parent		487.1	(53.5)	433.6	302.3	(26.4)	275.9
Minority interest	O	–	0.2	0.2	–	0.3	0.3
Total equity	Q	487.1	(53.3)	433.8	302.3	(26.1)	276.2

33. Explanation of transition to Adopted IFRSs continued

Notes to the reconciliation of equity

(A) IAS 38, "Intangible assets", requires that computer software that is "not an integral part of the related hardware" be classified as an intangible asset. Accordingly, the carrying value of computer software of £10.4m at 1 November 2004 and £13.0m at 31 October 2005 has been re-classified from Property, Plant and Equipment to Intangible assets.

(B) Assets that meet the criteria for an asset held for sale under IFRS 5, "Assets held for sale and discontinued operations", should be re-classified as such in the balance sheet. This has led to re-classifications with a net book value of £2.1m at 1 November 2004 and £9.0m at 31 October 2005, relating to yachts, boats, properties and fond de commerce agreements.

(C) In line with IAS 38, "Intangible Assets", all prepaid advertising, marketing and other direct costs of selling holidays are required to be written off as incurred. Under UK GAAP the Group carried such costs on balance sheet, matching them to the season to which they related. This has led to a reduction in net assets of £69.9m at 1 November 2004 (including joint venture and associate £0.9m) and £70.3m at 31 October 2005 (including joint venture and associate £0.9m).

(D) Accommodation prepayments relating to a period outside of the current operating cycle have been re-classified from current to non-current receivables in accordance with IAS 1. The size of this adjustment was £38.7m at 1 November 2004 and £60.6m at 31 October 2005.

(E) Deferred tax assets and liabilities are required to be shown separately on the face of the balance sheet in accordance with IAS 12, "Taxation". At 1 November 2004, £5.6m of existing deferred tax assets have been re-classified from current receivables to non-current deferred tax assets and £15.0m of existing deferred tax liabilities have been re-classified from provisions to non-current deferred tax liabilities. These adjustments were £11.1m and £18.3m respectively at 31 October 2005.

(F) In line with IAS 12, "Taxation", £33.2m of new deferred tax assets and £5.5m of deferred tax liabilities, net £27.7m, were created upon transition to Adopted IFRSs at 1 November 2004. At 31 October 2005, new deferred tax assets of £38.7m and new deferred tax liabilities of £5.5m, net £33.2m, were created.

(G) Current finance lease liabilities of £6.2m have been re-classified from trade payables to interest bearing liabilities and £19.3m for other long-term liabilities to non-current interest bearing liabilities at 1 November 2004. Similar re-classifications of £16.4m and £2.5m respectively occurred at 31 October 2005.

(H) IAS 19, "Employee benefits", requires the Group to accrue for unused annual leave at each balance sheet date. An accrual of £4.0m has therefore been included within the Groups balance sheet at 1 November 2004 and 31 October 2005.

(I) Under Adopted IFRSs, dividends are only deducted from equity once the dividend is an unavoidable liability. At 1 November 2004, the interim dividend for the year ended 31 October 2004, of £9.0m, had not been paid and the proposed 2004 final dividend of £19.4m had not yet been approved by the shareholders. Under UK GAAP, these dividends were accrued as liabilities at 1 November 2004. This liability has been reversed under Adopted IFRSs.

Similarly, dividends totalling £34.4m, which had been accrued at 31 October 2005, have been reversed and added back to equity at that date.

(J) IFRS 2, "Share-based payments", requires that the fair value of share options issued to employees should be calculated and charged to the income statement over the vesting period. The IFRS 2 fair value charge calculated is less than the charge previously accrued by the Group, leading to a write back to accruals of £0.8m at 1 November 2004 and £2.8m at 31 October 2005.

(K) Lease incentives and reverse premiums should be accounted for over the life of the lease term under IFRS, as opposed to until the period of the first rent review under UK GAAP. The Group has therefore written back deferred income of £2.8m at 1 November 2004 and £2.9m at 31 October 2005 in line with recognising such incentives over the full lease term.

(L) The transition to Adopted IFRSs has the impact of decreasing net assets by £3.1m at 1 November 2004 and £4.5m at 31 October 2005 for other movements.

(M) Previously under UK GAAP the Group classified all aircraft maintenance provisions are being payable in greater than one year. Under Adopted IFRSs, £14.8m at 1 November 2004 and £21.3m at 31 October 2005 has been re-classified as being due to be paid within one year.

(N) IAS 19, "Employee benefits", requires that the Group's deficit in relation to defined benefit pension schemes is brought on balance sheet. At 1 November 2004, an existing provision of £1.9m has been increased by £30.8m to give a total liability of £32.7m. At 31 October 2005 a liability of £34.2m was recognised. Both of these liability balances were obtained via actuarial valuations.

(O) IFRS requires that minority interests be shown as part of equity as opposed to non-current liabilities under UK GAAP.

(P) Goodwill is no longer amortised under Adopted IFRSs, with effect from 1 November 2004, leading to a write back under IFRS of £24.9m (including joint venture £0.2m). Offsetting this is £1.9m of amortisation relating to acquired intangible assets.

33. Explanation of transition to Adopted IFRSs continued

(Q) Total equity has been reduced by £53.3m at 1 November 2004 and £26.1m at 31 October 2005 in line with the above adjustments.

A breakdown of these adjustments is:

	Note	1 November 2004 £m	31 October 2005 £m
Prepaid advertising and marketing	C	(69.9)	(70.3)
Defined benefit pension liability	N	(30.8)	(38.2)
Holiday pay accrual	H	(4.0)	(4.0)
Dividend recognition	I	28.6	34.5
Share-based payments	J	0.8	2.8
Lease incentives	K	(2.8)	(2.9)
Taxation	F	27.7	33.2
Goodwill	P	–	24.9
Amortisation of business combination intangibles	P	–	(1.9)
Minority Interest	O	0.2	0.3
Other	L	(3.1)	(4.5)
Impact on net assets		(53.3)	(26.1)

Included in these reconciliations are further adjustments necessary to achieve Adopted IFRSs compared to the reconciliations published on 23 March 2006 and available from the "Media-Press Releases" section of the Group's website, www.firstchoiceholidaysplc.com.

These additional adjustments have had no impact on the Income Statement and are principally in respect of the recognition of 2004 and 2005 interim dividends.

The presentation of revenue and cost of sales under both UK GAAP and Adopted IFRSs has also been revised to more accurately reflect the nature of activities undertaken in the Online Destination Services Sector, where the Group acts as an intermediary between service provider and customer. This change has reduced the previously reported comparative ODS revenue and cost of sales by £137.0m each.

33. Explanation of transition to Adopted IFRSs continued

Reconciliation of equity at 1 November 2005 on implementation of IAS 32 and 39

	IFRS 31 Oct 2005 £m	Effect of transition £m	IFRS 1 Nov 2005 £m
Non-current assets			
Property, plant and equipment	284.0	–	284.0
Intangible assets	460.0	–	460.0
Investments in joint venture and associates	34.5	–	34.5
Other investments	0.8	–	0.8
Trade and other receivables	60.6	(8.3)	52.3
Deferred tax assets	49.8	2.1	51.9
	889.7	(6.2)	883.5
Current assets			
Trade and other receivables	315.6	–	315.6
Derivative financial instruments	–	23.0	23.0
Cash and cash equivalents	125.3	–	125.3
Assets held for sale	9.0	–	9.0
	449.9	23.0	472.9
Total assets	1,339.6	16.8	1,356.4
Current liabilities			
Interest-bearing loans and borrowings	(73.3)	3.4	(69.9)
Derivative financial instruments	–	(18.9)	(18.9)
Trade and other payables	(789.8)	(3.9)	(793.7)
Provisions	(21.3)	–	(21.3)
Income tax payable	(28.4)	–	(28.4)
	(912.8)	(19.4)	(932.2)
Non-current liabilities			
Interest-bearing loans and borrowings	(33.9)	–	(33.9)
Employee benefits	(34.2)	–	(34.2)
Other long-term liabilities	(25.3)	–	(25.3)
Provisions	(33.4)	4.2	(29.2)
Deferred tax liabilities	(23.8)	(1.9)	(25.7)
	(150.6)	2.3	(148.3)
Total liabilities	(1,063.4)	(17.1)	(1,080.5)
Net assets	276.2	(0.3)	275.9
Equity			
Share capital	15.9	–	15.9
Share premium	241.5	–	241.5
Other reserves	337.8	4.4	342.2
Retained earnings	(319.3)	(4.7)	(324.0)
Total equity attributable to equity holders of the parent	275.9	(0.3)	275.6
Minority interest	0.3	–	0.3
Total equity	276.2	(0.3)	275.9

33. Explanation of transition to Adopted IFRSs continued

Notes to the reconciliation of equity at 1 November 2005 upon implementation of IAS 32 and 39
To adopt IAS 32 and IAS 39 within the balance sheet as at 1 November 2005, the following adjustments have been necessary:

- The recognition on balance sheet of the fair value of derivative financial assets of £23.0m and the fair value of derivative financial liabilities of £18.9m. Unrealised fair value gains of £6.3m on cash flow hedges are included within the hedging reserve. Unrealised fair value losses of £2.2m on fair value hedges are included within retained earnings. Under UK GAAP derivatives were held off balance sheet and were recognised at the time of the hedged transaction.

- IAS 21 requires that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date. Many businesses within the Group already translated at the closing spot exchange rate at each reporting date under UK GAAP. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to decrease net assets by £4.6m at 1 November 2005.

The total adjustment to net assets, after tax, has been recorded directly to equity and is summarised below:

	Derivative financial instruments £m	Translation at spot rate £m	Deferred tax impact £m	Total £m
Non-current assets				
Trade and other receivables	–	(8.3)	–	(8.3)
Deferred tax assets	–	–	2.1	2.1
Current financial assets				
Derivative financial instruments	23.0	–	–	23.0
Current liabilities				
Trade and other payables	–	(3.9)	–	(3.9)
Finance leases	–	1.4	–	1.4
Loans	–	2.0	–	2.0
Derivative financial instruments	(18.9)	–	–	(18.9)
Non-current liabilities				
Provisions	–	4.2	–	4.2
Deferred tax liabilities	–	–	(1.9)	(1.9)
	4.1	**(4.6)**	**0.2**	**(0.3)**
Equity				
Cash flow hedging reserve	6.3	–	(1.9)	4.4
Retained earnings	(2.2)	(4.6)	2.1	(4.7)
	4.1	**(4.6)**	**0.2**	**(0.3)**

Derivative financial instruments at 1 November 2005 relate to forward foreign exchange contracts, interest rate swaps and fuel swaps. These instruments are used to reduce the exposure of the Group to movements in foreign exchange rates, interest rates and the price of fuel.

33. Explanation of transition to Adopted IFRSs continued

Reconciliation of income

	Note	Year 31 October 2005 UK GAAP £m	Effect of transition £m	Year 31 October 2005 IFRS £m
Revenue	G	2,441.6	–	2,441.6
Cost of sales	G	(2,084.2)	0.8	(2,083.4)
Gross profit	E	357.4	0.8	358.2
Administrative expenses	A,B,F	(241.8)	(0.9)	(242.7)
Share of operating profit of joint venture and associate	C	2.8	(0.9)	1.9
Goodwill amortisation	D	(24.9)	24.9	–
Operating profit		93.5	23.9	117.4
Analysed as:				
Underlying operating profit		118.4	1.8	120.2
Amortisation of business combination intangibles		(24.9)	23.0	(1.9)
Taxation on profits of joint venture and associate		–	(0.9)	(0.9)
		93.5	23.9	117.4
Financial income	E	4.7	3.0	7.7
Financial expenses	E	(9.1)	(3.8)	(12.9)
Net financing expenses		(4.4)	(0.8)	(5.2)
Profit before tax		89.1	23.1	112.2
Taxation	B,F	(33.1)	1.2	(31.9)
Profit for the year		56.0	24.3	80.3
Attributable to:				
Ordinary shareholders		45.8	24.3	70.1
Preference shareholders		10.0	–	10.0
Minority interest		0.2	–	0.2
Profit for the year		56.0	24.3	80.3
Basic EPS		10.8p	2.7p	13.5p
Diluted EPS		10.6p	2.6p	13.2p

Notes to the reconciliation of income

(A) In line with IFRS 2, "Share-based payments", the Group has calculated the expense to be charged to the income statement using binomial and simulation models. The fair value charged calculated by these is lower than the charge calculated using a UK GAAP basis, giving an upside of £0.8m in the year ending 31 October 2005.

(B) Amortisation of acquired intangible assets during the year was £1.9m.

(C) Under UK GAAP, taxation of profits from joint venture and associates is included with the normal taxation charge calculated on profit before tax. Under IFRS, the tax charge for joint ventures and associates of £0.9m is offset against the profit from these businesses.

(D) Goodwill is no longer required to be amortised under IFRS 3. Instead, it is subject to an annual impairment review.

(E) In line with IAS 19, "Employee Benefits", the return on assets of defined benefit pension schemes is classed as financial income and the interest cost on the pension scheme liabilities is shown as a financial expense. Under UK GAAP the pension charge went through cost of sales.

(F) Other minor adjustments to the income statement were upsides of £0.2m in administrative expenses and £0.3m in the tax charge for the year.

(G) Revenue and cost of sales have been restated under both UK GAAP and Adopted IFRSs as set out in note 1 to the accounts.

Cash flow statement

There have no material changes between the cash flow statement presented under UK GAAP and that presented under Adopted IFRSs.

34. Historical record

Profit and loss account	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Revenue	2,715.3	2,441.6	2,317.5	2,249.1	2,183.3
Underlying profit before tax	**117.2**	115.0	98.3	87.1	72.5
Taxation on profits of joint venture and associate	**(1.2)**	(0.9)	–	–	–
Amortisation of business combination intangibles	**(11.3)**	(1.9)	–	–	–
Amortisation of goodwill (UK GAAP only)	–	–	(23.6)	(22.5)	(21.4)
Separately disclosed items	**(5.8)**	–	(0.2)	(16.8)	(5.7)
Impairment of goodwill	**(1.4)**	–	–	–	–
Profit before taxation	**97.5**	112.2	74.5	47.8	45.4
Taxation	**(25.2)**	(31.9)	(28.4)	(15.6)	(19.3)
Profit after taxation	**72.3**	80.3	46.1	32.2	26.1
Earnings per ordinary share	**13.7p**	13.5p	6.2p	3.6p	2.5p
Dividends per ordinary share relating to the year	**7.65p**	6.6p	5.5p	5.0p	4.5p

Balance sheet	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Non-current assets	**1,090.8**	889.7	699.7	717.9	737.0
Current assets	**572.0**	449.9	692.6	666.7	641.3
Current liabilities	**(979.3)**	(912.8)	(760.6)	(759.6)	(711.3)
Net current liabilities	**(407.3)**	(462.9)	(68.0)	(92.9)	(70.0)
Total assets less current liabilities	**683.5**	426.8	631.7	625.0	667.0
Non-current liabilities excluding provisions	**(371.3)**	(117.2)	(80.6)	(87.6)	(88.2)
Provisions	**(30.2)**	(33.4)	(63.8)	(59.6)	(87.0)
Minority interests	–	–	(0.2)	(0.1)	(0.2)
Net assets	**282.0**	276.2	487.1	477.7	491.6

Cash flow	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Operating profit	**72.3**	80.3	75.2	68.4	48.7
Other items related to operating activities	**15.1**	41.5	97.2	63.8	107.3
Total cash flows from operating activities	**87.4**	121.8	172.4	132.2	156.0
Dividends received from associate	**0.5**	0.3	0.3	0.3	0.3
Acquisition/(disposal) of subsidiaries, net of cash acquired	**(108.1)**	(33.1)	(10.1)	(9.0)	(24.6)
Acquisition of property, plant and equipment	**(59.6)**	(65.8)	(54.6)	(59.6)	(46.1)
Cash flows from other investing activities	**20.4**	11.2	24.7	19.7	18.4
Total cash flows from investing activities	**(146.8)**	(87.4)	(39.7)	(48.6)	(52.0)
Proceeds from new loans	**213.2**	30.9	5.4	9.4	8.1
Ordinary dividends paid	**(34.7)**	(28.7)	(25.9)	(23.0)	(20.9)
Preference dividends paid	–	(11.0)	(13.5)	(13.5)	(13.5)
Redemption of preference shares	–	(199.5)	–	–	–
Cash flows from other financing activities	**(44.3)**	(13.7)	(77.7)	(75.1)	(60.9)
Total cash flows from financing activities	**134.2**	(222.0)	(111.7)	(102.2)	(87.2)
Increase/(decrease) in cash	**74.8**	(187.6)	21.0	(18.6)	16.8

35. Principal operating subsidiaries

All the principal operating subsidiaries listed below were wholly owned and were consolidated at 31 October 2006. Principal operating subsidiaries are those which, in the opinion of the Directors, significantly affected the Group's results and net assets during the year. The Directors consider that those companies not listed are not significant in relation to the Group as a whole.

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return.

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	United Kingdom	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
First Choice Travel Shops (SW) Limited	United Kingdom	Travel agent
Adehy Limited*	Eire	Travel agent
Specialist Holidays Sector		
Citalia Holidays Limited	United Kingdom	Tour operator
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
First Choice Canada Inc	Canada	Tour operator
First Choice Austria GmbH	Austria	Tour operator
Bosphorus SA	Belgium	Tour operator
Groupe Marmara SAS	France	Tour operator
Tourinter SA	France	Tour operator
First Choice Deutschland GmbH	Germany	Tour operator
I Viaggi del Turchese Srl	Italy	Tour operator
First Choice Nederland BV*	Netherlands	Tour operator
Royal Vacaciones SA	Spain	Tour operator
Taurus Tours AG	Switzerland	Tour operator
StudentCity.com, Inc	USA	Tour operator
Boss Tours North America Inc	Canada	Tour operator
Les Services Educatours Mercier Inc	Canada	Tour operator
Les Tours Jumpstreet Tours Inc	Canada	Tour operator
School Voyageurs (Canada) Limited	Canada	Tour operator
Educational Tours, Inc	USA	Tour operator
EEFC, Inc	USA	Tour operator

35. Principal operating subsidiaries continued

	Country	Nature of business
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Travel Class Limited	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Sunsail Worldwide Sailing Limited	United Kingdom	Tour operator
Mariner International Travel, Inc	USA	Tour operator
The Moorings Limited	British Virgin Islands	Tour operator
Yachts International Limited	British Virgin Islands	Tour operator
Crown Blue Line Limited	United Kingdom	Tour operator
Porter and Haylett Limited*	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Adventures Worldwide Limited	United Kingdom	Tour operator
Peregrine Adventures Pty Ltd	Australia	Tour operator
FC Adventures Canada, Inc	Canada	Tour operator
MyPlanet International A/S	Denmark	Tour operator
Aventuria SA	France	Tour operator
Sawadee Amsterdam BV	Netherlands	Tour operator
Caradonna Caribbean Tours, Inc	USA	Tour operator
Country Walkers, Inc	USA	Tour operator
International Expeditions, Inc	USA	Tour operator
Intrav, Inc	USA	Tour operator
Park East Tours, Inc	USA	Tour operator
TCS Expeditions, Inc	USA	Tour operator
TRAVCOA Corporation	USA	Tour operator
Your Man Tours, Inc	USA	Tour operator
Clipper Cruise Line, Llc	USA	Cruise vessel operator
Peregrine Shipping Pty Ltd	Australia	Tour operator
Online Destination Services Sector		
Barceló Destination Services SLU	Spain	Destination services
Hotelbeds USA, Inc	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds SLU	Spain	Online accommodation
Hotelopia SL	Spain	Online accommodation
Pacific World Limited	Hong Kong	Destination services
Hotelbeds (Shanghai) Commercial Services Co., Limited	People's Republic of China	Destination services
Pacific World Singapore Pte Limited	Singapore	Destination services

COMPANY ACCOUNTS

Company balance sheet
at 31 October 2006

	Note	2006 £m	Restated 2005 £m
Fixed assets			
Investments in subsidiary undertakings	D	580.0	527.7
Investment in joint venture	D	35.9	35.9
Investment in associate	D	2.9	2.9
Total investments		618.8	566.5
Current assets			
Debtors	E	291.0	168.2
Cash at bank and in hand	F	1.3	0.9
		292.3	169.1
Creditors: amounts falling due within one year	G	(2.6)	(38.5)
Net current liabilities		289.7	130.6
Total assets less current liabilities		908.5	697.1
Creditors: amounts falling due after more than one year	H	(244.1)	(0.6)
Net assets		664.4	696.5
Capital and reserves			
Called up share capital	I	15.9	15.9
Share premium account	J	242.0	241.5
Capital reserve	J	201.4	201.4
Merger reserve	J	165.8	165.8
Profit and loss account	J	39.3	71.9
Shareholders' funds		664.4	696.5

The financial statements were approved by the Board of Directors on 6 December 2006 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Finance Director

NOTES TO THE COMPANY ACCOUNTS

A. Accounting policies

Basis of preparation
Except in respect of changes of accounting policy set out below, the following accounting policies have been consistently applied in dealing with items considered material in relation to the Company's financial statements.

Accounting convention
The financial statements have been prepared in accordance with applicable UK accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets. The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The Company has taken advantage of the exemption under Section 230(4) of the Companies Act 1985 from presenting its own profit and loss account. The profit after tax included in the financial statements of First Choice Holidays PLC, determined in accordance with the Act, was £1.9m (2005 restated: £86.9m).

Under Financial Reporting Standard No 1 (revised), the Company is exempt from the requirement to prepare a cash flow statement as its cash flows are included within the published consolidated statement of cash flows of First Choice Holidays PLC.

The Company has taken advantage of the exemption contained within FRS 8 and has not therefore disclosed transactions or balances with entities which form part of its Group.

Prior year adjustments and changes in accounting policy
The Company has adopted the following new Financial Reporting Standards during the year:

FRS 20: "Share-based payment"
FRS 20 requires that the fair value of share options granted to employees is recognised as an expense with a corresponding increase in equity. However, during the current and prior year, the Company had no employees and only issued share options to employees of its operating subsidiaries. Consequently, no profit and loss charge has been recorded in the current or prior year. Previously, under UITF 17 (revised 2003), the intrinsic value of share options issued at a discount was recognised as an expense. Adoption of FRS 20 has restated and increased profit after tax for the year ended 31 October 2005 by £2.2m with a corresponding charge to equity. There is therefore no prior year adjustment to the value of net assets at 31 October 2005.

FRS 21: "Events after the balance sheet date"
FRS 21 requires dividends are recorded as liabilities in the period in which they are authorised and approved. Previously, proposed dividends were recorded as liabilities in the period, notwithstanding that they were declared and approved after the balance sheet date. This change in accounting policy has resulted in dividends proposed in December 2005 and recorded in the balance sheet at 31 October 2005 only being recognised during the current year. The impact of this restatement is to increase net assets at 31 October 2004 and 31 October 2005 by £28.6m and £34.5m respectively.

FRS 25: Financial instruments "Disclosure and presentation"
The Company has adopted, with effect from 1 November 2005, the disclosure and presentation requirements of FRS 25. Comparative financial information has not been restated.

FRS 26: Financial instruments "Measurement"
The Company has adopted, with effect from 1 November 2005, the measurement requirements of FRS 26. Comparative financial information has not been restated.

Investments
In the Company's financial statements, investments in subsidiaries, joint venture and associate undertakings are stated at cost less provision for impairment. Dividends received and receivable are credited to the Company's profit and loss account.

Foreign currencies
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Sterling at foreign exchange rates ruling at the dates the fair values were determined.

Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Classification of financial instruments issued

Financial instruments issued by the Company are treated as equity only to the extent that they meet the following conditions: they include no contractual obligation upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company and; where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

Taxation

The charge for taxation is based on the profit or loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the financial statements.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability and deducted from equity in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

B. Directors' remuneration and employees

Details of directors' emoluments, gains made by them on exercise of share options, amounts receivable by them under long-term incentive schemes and pension entitlements in the current and prior years are contained in the Report of the Board to Shareholders on Directors' Remuneration.

The Company had no employees.

Details of share options issued by the Company are given in note 5 to the consolidated financial statements.

C. Dividends

Details of dividends paid and proposed by the Company in the current and prior year and details of dividends proposed subsequently to the balance sheet date are given in note 8 of the consolidated financial statements.

D. Investments

	Shares in subsidiaries £m	Investment in joint venture £m	Investment in associate £m
Cost			
At 1 November 2005	537.9	35.9	2.9
Acquisitions	52.3	–	–
At 31 October 2006	**590.2**	**35.9**	**2.9**
Provision for diminution in value			
At 1 November 2005 and at 31 October 2006	**10.2**	**–**	**–**
Net book value			
At 31 October 2006	**580.0**	**35.9**	**2.9**
At 31 October 2005	527.7	35.9	2.9

Details of the principal operating subsidiaries held directly and indirectly by the Company and of companies acquired in the year ending 31 October 2006 can be found in note 35 of the consolidated Group financial statements.

Details of the joint venture and associate investments held by the Company are set out in note 12 of the consolidated Group financial statements.

E. Debtors

	2006 £m	2005 £m
Amounts due from subsidiaries	287.2	166.4
Other debtors	3.8	1.8
	291.0	168.2

F. Cash at bank and in hand

	2006 £m	2005 £m
Cash at bank and in hand	1.3	0.9

G. Creditors: amounts falling due within one year

	2006 £m	Restated 2005 £m
Bank loans and overdrafts	–	30.0
Other creditors	1.2	5.8
Other taxes and social security costs	1.3	2.6
Accruals and deferred income	0.1	0.1
	2.6	38.5

Included in other creditors at 31 October 2005 are amounts in respect of deferred and contingent consideration payable for acquisitions of £4.0m.

H. Creditors: amounts falling due after more than one year

	2006 £m	2005 £m
Bank loans	242.8	–
Deferred and contingent consideration	1.3	0.6
	244.1	0.6

I. Share capital

	2006 £m	2005 £m
Authorised		
800,000,000 (2005: 800,000,000) ordinary shares of 3p each	24.0	24.0
Allotted, called up and fully paid		
530,230,326 (2005: 529,658,730) ordinary shares of 3p each	15.9	15.9

The Company issued 571,596 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	403,359
Savings Related Share Option Scheme	168,237
	571,596

The share premium arising on the above issues was £0.5m.

J. Capital and reserves

Company	Share capital £m	Share premium £m	Capital reserve £m	Merger reserve £m	Profit and loss account £m	2006 Total £m	2005 Total £m
At 1 November 2005 as previously reported	15.9	241.5	201.4	165.8	37.4	662.0	807.3
Change in accounting policy of recognition of dividend liabilities (note A)	–	–	–	–	34.5	34.5	28.6
Balance at 1 November 2005 as restated	15.9	241.5	201.4	165.8	71.9	696.5	835.9
Profit for the year	–	–	–	–	1.9	1.9	86.9
Dividends paid	–	–	–	–	(34.5)	(34.5)	(28.6)
Shares issued	–	0.5	–	–	–	0.5	1.8
Redemption of preference shares	–	–	–	–	–	–	(199.5)
At 31 October 2006	**15.9**	**242.0**	**201.4**	**165.8**	**39.3**	**664.4**	**696.5**

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The profit after taxation for the financial year of First Choice Holidays PLC was £1.9m (2005: profit after taxation of £86.9m).

Shareholders' funds are all due to equity shareholders.

K. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

BOARD OF DIRECTORS



Sir Michael Hodgkinson
Chairman (Age 62)
Sir Michael Hodgkinson joined the Board as Non-Executive Director on 1 January 2004 and became Chairman on 11 March 2004. Following an early career in the automotive industry, Sir Michael was appointed Chief Executive of Grand Metropolitan's European Food Division in 1985 and in 1992 he joined BAA plc, becoming Chief Executive in 1999, a post from which he retired in June 2003.

He is Senior Non-Executive Director at Royal Mail and Chairman of Post Office Limited and a Non-Executive Director of FKI plc, Transport for London Limited and Dublin Airport. He was also a director of Bank of Ireland plc from May 2004 until July 2006.

Sir Michael has in-depth experience of both substantial public companies and the travel industry.



Peter Long
Chief Executive (Age 54)
Peter Long joined the Board on 1 October 1996 as Managing Director of First Choice Holidays & Flights. On 11 November 1996 he was appointed Group Managing Director and became Chief Executive on 6 September 1999. Prior to joining First Choice Holidays PLC, he was Chief Executive of Sunworld Holidays, having previously been Finance Director then Chief Executive of the tour operating division of the International Leisure Group.

In October 2002 he was appointed a Non-Executive Director of Rentokil Initial Plc and joined the Board of Debenhams PLC as a Non-Executive Director in May 2006. He was a director of RAC plc (formerly Lex Service Plc) from February 2001 to June 2005.



Paul Bowtell
Group Finance Director (Age 38)
Paul Bowtell joined the Board as Group Finance Director on 6 September 2004. He was previously the Finance Director of British Gas, a subsidiary of Centrica plc, where he had been since January 2002. Prior to that, he was with W H Smith plc where he held a number of corporate centre roles before becoming the Finance Director of the UK Retail business. He is an Associate of the Institute of Chartered Accountants in England and Wales.



Bill Dalton
Non-Executive Director (Age 63)
Bill Dalton became a Non-Executive Director on 6 October 2004. He was previously Chief Executive of HSBC Bank plc and Global Head of Personal Financial Services for the HSBC Group. During his banking career, he has amassed a great deal of international expertise. Bill is also a Non-Executive Director of a number of UK and North American companies including Swiss Re GB plc, Associated Electric and Gas Insurance Services (AEGIS), HSBC Finance, Inc and Talisman Energy, Inc.



Simón Barceló
Non-Executive Director (Age 40)
Simón Barceló joined the Board on 6 July 2000 in accordance with the terms of the Relationship Deed between Barceló Corporación Empresarial SA and the Company. On 30 August 2002 he resigned his executive position as President of the Barceló Travel Division, as envisaged at the time of the acquisition, and became a Non-Executive Director.

He was Senator for Mallorca and occupied the 3rd Secretariat of the Spanish Senate from October 1989 to July 1993. From July 1993 to February 2000 he was Vice Chairman of Barceló Corporación Empresarial and was appointed Chairman and CEO in June 2000.



Susan Hooper
Non-Executive Director (Age 46)
Susan Hooper joined the Board as a Non-Executive Director on 10 March 2005. She is currently the Senior Vice President, International Managing Director, Royal Caribbean and Celebrity Cruises International. She joined Royal Caribbean from Avis Europe where she was Commercial Vice President. Prior to this she gained extensive international experience with Saatchi & Saatchi, McKinsey & Co and PepsiCo International.

Susan is currently a Director of Sunshine Cruises Limited (the joint venture between First Choice and Royal Caribbean), Transcom Worldwide SA and is a trustee of The Suzy Lamplugh Fund.



Dermot Blastland
Managing Director (Age 56)
Mainstream Holidays Sector
Dermot Blastland joined the Board on 6 September 1999. He is Managing Director, Mainstream Holidays, and is the Group Board Director with responsibility for Sustainable Development, having previously held positions as Managing Director of First Choice Holidays and Flights, Ski, Lakes & Mountains and President of Slarstone Vacations. Prior to joining the Company in February 1988, he was Commercial Director at Thomson and subsequently Managing Director of Portland Holidays



Tony Campbell
Non-Executive Director and Senior Independent Director (Age 57)
Tony Campbell became a Non Executive Director on 1 April 1997. He was Deputy Chief Executive of Asda Stores Limited and a director of Asda Stores PLC until 2 March 2001. He is Chairman of Hobbs Headco Limited, Chairman of T.M. Lewin and Sons Ltd. and a director of Alaska Food Diagnostics Limited.



Clare Chapman
Non-Executive Director (Age 46)
Clare Chapman became a Non Executive Director on 11 March 2003. She has been appointed as the Director General of Workforce for the NHS and Department of Health and takes up her new position in January 2007. Prior to this she was the Group HR Director of Tesco PLC

In addition, Clare serves on the Board of the Qualifications and Curriculum Authority (QCA) and on the Advisory Board of the Judge Business School, University of Cambridge.



Jeremy Hicks
Non-Executive Director (Age 53)
Jeremy Hicks became a Non-Executive Director in February 2005. He is the Finance Director of Aegis plc where he has overseen the expansion of the business from a European media agency into a global business with twin competences in media and market research

Up until 1999 he was Finance Director of Abbot Mead Vickers plc (AMV) where he played a key role in the strategic development of the Company into one of the largest marketing services groups in the UK.



Giles Thorley
Non-Executive Director (Age 39)
Giles Thorley became a Non-Executive Director in February 2006 and is currently the Chief Executive Officer of Punch Taverns plc.

After qualifying as a Barrister, he had an early career at Nomura International plc. He has been in his current post of Chief Executive of Punch Taverns plc since 2001. At Punch, he successfully led the IPO and Punch's subsequent acquisition of Pubmaster and Spirit Group to its current position as the largest pub company in the UK

REPORT OF THE DIRECTORS

The Directors submit their report to the members of First Choice Holidays PLC for the year ended 31 October 2006.

Results and dividends
The Group profit before taxation for the year was £97.5m (2005: £112.2m).

The Directors recommend a final dividend of 5.40p (2005: 4.65p) net per ordinary share, payable on 10 April 2007 to holders on the register at the close of business on 9 March 2007. When taken with the interim dividend of 2.25p (2005: 1.95p) net per ordinary share paid on 1 November 2006, this gives a total dividend of 7.65p (2005: 6.60p) relating to the year ended 31 October 2006.

Business review and activity
The Group's principal activity is that of an international leisure travel business providing integrated tour operations, specialist holidays and online accommodation. It operates from 17 countries including the UK, Ireland, the USA, Canada, France, Germany and Spain.

The Business and Financial Review for the year ended 31 October 2006 is set out on pages 4 to 21.

People agenda
It is our vision to be the "First Choice" for people wanting to work in leisure travel. Achieving this vision helps drive profitable growth across the Group.

First Choice operates a global portfolio of businesses, employing approximately 15,000 people across the Group – based in the UK and throughout the USA, Canada, Africa, Asia, Australia and Continental Europe. Although businesses within our portfolio are at various stages of development and maturity, together we all share common values. Our aim is to reward, develop and promote our people in a way that is right for them, taking into account the environment in which they operate.

Our commitment is to:

- engage employees in our aims and success – and in issues that affect them.
- promote a positive workplace.
- reward them in a way which is relevant to them and reflects their contribution to the Group's success.

Rewarding people and valuing their contribution
First Choice's goal is to have a reward strategy which underpins business objectives within Group-wide principles which provide a framework for local environments. Recognising and rewarding our employees in ways that are effective for them is a key driver for engagement and high performance. Our reward strategy takes into account base pay, competency pay, incentives, benefits and non-cash based rewards. We make every effort to measure the input and results of both individuals and teams. Many UK employees participate in the Share Incentive Plan, giving them an interest in the financial performance of their Company.

Ensuring our employees share our aims and are involved in matters that affect them is a key challenge for us. We employ people in many countries around the world – a significant number of whom are engaged on a seasonal basis. We start by employing people we believe share our passion for our customers and products and build engagement through consultation and by providing regular local and global updates in ways which suit our employees' working environment and culture.

We encourage the participation of employees through frequent "Work in Partnership" meetings led by senior management. Regular meetings also take place with recognised trade unions. The "First Voice" survey is sent to all employees worldwide and we monitor the responses closely and adapt and change policies and practices taking account of the comments and views of employees.

We have recently established a new extranet website to enhance communications across the whole Group and this now provides a central source where all employees can find both external and internal information about the Sectors and various businesses in the Group. Additionally each Sector has its own tailored approach to communication which reflects its particular needs.

As a Group we operate in diverse cultures and understand the need to rule out discrimination on any grounds including ethnicity, gender, disability and age. If applicable and possible, alternative suitable employment would be found for any employee who becomes disabled during the course of employment provided that they can be employed in a safe working environment. We continue to develop policies on non-discrimination and inclusiveness in line with best practice and these are incorporated into training for line managers as a key part of induction programmes. Unfair treatment of any employee is not tolerated and a confidential hotline is available for all employees worldwide – there is a translation service in place for non-English speaking employees.

Attracting, developing and retaining talent
We continue to be proud of the commitment and dedication of our employees in achieving the levels of service and efficiency which make First Choice stand out from our competitors. Every effort is made to encourage and develop all employees to realise their maximum potential. We are committed to using the most effective recruitment methods in all the countries in which we operate and to build skills and knowledge in ways which suit both the business and our employees.

We continue to invest in our leadership capability. For example, the majority of our senior managers have now attended a Strategic Leadership programme at an International Business School. This programme, which extends across all Sectors of the Group, builds the skills and capability of those with the greatest responsibility for leadership and strategy. Investment in the capability of our people is a priority and all employees have had the opportunity to provide feedback on their training needs for the coming year.

Each year our employees have the opportunity to meet their line manager at least once to discuss their performance over the previous year and make plans for development in the coming year. The "Personal Development Update" allows individuals to identify training opportunities and understand the role they play in First Choice's success. The update is designed to ensure that each person has objectives supporting business plans.

Retaining key employees is critical to our continued business success. Group-wide talent is reviewed on a regular basis at Board level and our focus is to retain and develop individuals to carry the business forward. We actively move people to career opportunities across the Group to enhance the mix of innovative, entrepreneurial and general management skills. In order to meet seasonal demands we continue to move our best frontline staff between retail, overseas representation and airline cabin crew roles. This develops a multi-skilled workforce that has year-round experience of working with our customers.

Policy and practice on payment of suppliers
Group - First Choice Holidays PLC and subsidiary companies
The Group's operating units are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. Due to the nature of the Group's operations and in common with the industry as a whole, payments are often made in advance of the provision of goods and services. The Group does not follow any code or statement on payment practice but it is Group policy that payments to suppliers, whether in advance or after the provision of the goods or services, are made on the basis of the terms that have been agreed with them.

Company – First Choice Holidays PLC
The Company has no material contracts for the supply of goods or services. Where the Company is the recipient of goods or services, payment of suppliers is conducted by one of the Group companies in accordance with the policy set out above.

Directors
The Directors who served during the year are set out below:

Sir Michael Hodgkinson	Non-Executive Chairman	
Peter Long	Chief Executive	
Paul Bowtell	Group Finance Director	
Dermot Blastland	Managing Director, Mainstream Holidays	
Tony Campbell	Non-Executive Director and Senior Independent Director	
Clare Chapman	Non-Executive Director	
Simón Pedro Barceló Vadell	Non-Executive Director	
Jeremy Hicks	Non-Executive Director	
Susan Hooper	Non-Executive Director	
Bill Dalton	Non-Executive Director	
Giles Thorley	Non-Executive Director	Appointed 1 February 2006

As at 31 October 2006, the Board comprised three Executive Directors and eight Non-Executive Directors (including the Chairman). There have been no changes to the Board since that date. Biographical details of all the Directors are set out on pages 80 to 81. In accordance with the Articles of Association, one-third of the Board members will retire by rotation and additional biographical details to enable shareholders to make an informed decision on the reappointment of the Non-Executive Directors are contained in the 2007 Notice of the Annual General Meeting (AGM). The Directors retiring by rotation at the AGM are Peter Long, Simón Barceló, Bill Dalton and Paul Bowtell. Peter Long, Bill Dalton and Paul Bowtell intend to offer themselves for re-election and are eligible to do so. The Board recommends to shareholders the reappointment of all four Directors retiring at the meeting and offering themselves for reappointment on the basis that they are all effective Directors of the Company and demonstrate the appropriate level of commitment in their respective roles. Tony Campbell retires in accordance with the Combined Code, which requires that he submits to annual re-election, as he has more than nine years' continuous service as a Non-Executive Director. The Board, including all the other members deemed independent, is completely satisfied that he remains independent in character and judgment.

The terms of the Directors' service contracts are disclosed in the remuneration report commencing on page 85. Directors' interests in the shares of the Company are disclosed on page 89. Directors' interests in any contract of significance to the Group's business are disclosed in note 31 to the accounts.

Directors' Insurance
The Company has purchased, and maintained throughout the year, directors' and officers' liability insurance.

Substantial shareholdings
As at 6 December 2006 the Company was aware of the following interests in the issued ordinary share capital of the Company:

	Shares (millions)	%
Scottish Widows Investment Partnership	52,316,224	9.87
Newton Investment Management	44,907,044	8.47
Barclays PLC	36,189,762	6.83
Legal & General	35,963,421	6.78
Barceló Corporación Empresarial SA	32,625,919	6.15
M&G Investment Management	26,418,428	4.98
Goldman Sachs International	21,520,010	4.06

Save as above, no other person has reported an interest, which is notifiable under the Companies Act 1985, being an interest of 3% or more in the issued ordinary share capital.

Going concern
After making appropriate enquiries, the Directors have reasonable expectation that the Company and Group have adequate resources to continue operations for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts.

Charitable and political donations
During the year, the Group made charitable donations of £87,000 (2005: £87,000). The Group made no political contributions during the year (2005: £nil).

Financial instruments
Details of the Group's financial risk management objectives and related policies are given in note 25 to the financial statements.

Auditors
In accordance with Section 384 of the Companies Act 1985, a resolution regarding the reappointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Statement of the Directors as to disclosure of Information to Auditors
The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's Auditors are unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

Other matters
An explanation as to the business, other than routine business, to be transacted at the Annual General Meeting which is to be held on Wednesday 7 March 2007 at 10.30am, is contained in the explanatory notes to the Notice of Annual General Meeting which accompanies this Report and Accounts.

By Order of the Board

Andrew John
Company Secretary
6 December 2006

REPORT OF THE BOARD TO SHAREHOLDERS ON DIRECTORS' REMUNERATION

Remuneration Committee
The Remuneration Committee (the Committee) is responsible for all aspects of remuneration and contractual terms and conditions of the Executive Directors and members of the Group Management Board (GMB). The Remuneration Committee sets the remuneration policy and strategy for these employees and determines appropriate reward packages for them. The activities of the Committee are governed by its Terms of Reference, which have been approved by the Board and can be found on the First Choice Holidays PLC website at www.firstchoiceholidaysplc.com

The Committee is composed entirely of independent Non-Executive Directors. No member of the Committee has any personal financial interest (other than as a small shareholder – as disclosed in the interests in shares and options table on page 89) in the business of the Group. There are no conflicts of interest arising from Committee members' cross-directorships and they do not participate in any bonus schemes, pension plans, share options or any employee share scheme. Members of the Remuneration Committee have no day-to-day involvement in the running of the Group.

The current membership of the Remuneration Committee is:

Clare Chapman (Chairman)
Tony Campbell
Bill Dalton

During the year, the Committee met on four occasions.

The Committee has appointed Mercer Human Resource Consulting (Mercer) to provide independent advice on all aspects of senior management remuneration. Mercer also provides salary benchmarking information to the Group from time to time and external verification of the calculations of the performance conditions used in the Performance Share Plan and Deferred Annual Bonus Scheme (explained in greater detail below).

In addition, the following principal advisers provided advice to the Committee during the year:

- Watson Wyatt Limited prepared the Total Shareholder Return (TSR) calculations for the Restricted Share Plan. Watson Wyatt does not have any other connection with the Group.
- Herbert Smith advised on the Directors' Remuneration Report and on various legal issues relating to the Company's share schemes. Herbert Smith also advises the Group on legal issues generally.

Peter Long (Chief Executive) attends meetings of the Committee to make recommendations relating to the performance and remuneration of his direct reports. Bill Logan (Group HR Director) also provides advice and guidance to the Committee. Andrew John (Company Secretary) acts as Secretary to the Committee. Peter Long, Bill Logan and Andrew John are not in attendance when their own remuneration is considered.

The Committee is constituted, and operated throughout the review period, in accordance with the relevant provisions of the Combined Code. This report complies with the Directors' Remuneration Report Regulations 2002. A resolution will be put to the shareholders at the Annual General Meeting on 7 March 2007 inviting them to consider and approve this report.

Remuneration policy
The objective of the Group's remuneration policy is to provide competitive packages to motivate, reward and retain high-calibre individuals at senior management level. The main principles of this policy are to:

- set the total remuneration package at an appropriate level to reflect the competitive market in which the Group operates.
- link a substantial proportion of the total remuneration package to the achievement of demanding performance targets.
- structure the reward of senior management to align their interests with those of the shareholders.
- ensure the development of a high-performance culture throughout the Group.

The remuneration arrangements are kept under regular review to ensure that they are appropriate and the last extensive review was undertaken in 2004, with new long-term incentive plans put in place in 2005. The Committee believes that the current arrangements remain appropriate.

Elements of remuneration
The Executive Directors' total remuneration consists of the following elements:

- Base salary.
- Annual bonus.
- Long-term incentives.
- Pensions and life assurance.
- Other benefits.

The chart below sets out the balance between fixed pay (A and D) and performance related pay (B and C) under the current arrangements.



D
A
C
B
A Base salary
B Annual bonus
C Long-term incentives
D Pensions and benefits

Base salary
The Committee's policy is that base salaries for the Executive Directors should be paid at a market-competitive level measured against base salaries paid for equivalent roles in UK companies of broadly similar size and complexity and from which the Group attracts talent. The Committee assesses the market information and applies its judgment in setting the salary levels – having regard to job size, function and personal performance. It reviews the base salaries of Executive Directors annually and takes note of relative pay and employment conditions within the Group in determining annual salary reviews.

Annual bonus
Each Executive Director participates in an annual non-pensionable bonus plan. The Committee reviews the targets on an annual basis. The maximum bonus potential is 100% of base salary for the Chief Executive and 87.5% for the other Executive Directors. For the financial year ending 31 October 2006, the annual bonus performance targets related to the achievement of pre-tax profits and strategic personal objectives. For the Chief Executive and Finance Director, 80% of the annual bonus was based on Group pre-tax profit and 20% on personal objectives. For the Managing Director of the Mainstream Holidays Sector, 40% of his annual bonus was based on Group pre-tax profit, 40% on pre-tax profit of the Mainstream Sector and 20% on personal objectives. The achievement of strategic personal objectives by the Executive Directors is considered by the Committee when determining the level of any bonus awards. In aggregate, bonuses of £1,078,000 were awarded to the Executive Directors for the year under review (2005: £1,186,250).

Long-term incentives
As a result of the Group's transition to reporting under Adopted IFRSs, the Group's additional measure of earnings per share (EPS) is calculated as set out in note 9. The Remuneration Committee will use this measure of EPS in the performance conditions for the long-term incentive plans. References to EPS in the remainder of this report are to the EPS measure currently included in the various schemes' rules.

Deferred Annual Bonus Scheme (DABS)
The Deferred Annual Bonus Scheme was approved at the AGM in March 2005. Under the DABS, the Executive Directors are required to defer 25% of their performance-related annual bonus and have the opportunity to defer up to an additional 25% of their bonus into Company Shares (deferred shares). A conditional award of matching shares equal to four times the number of deferred shares is made at the same time.

Deferred shares normally vest after three years and matching shares also vest after three years subject to the achievement of performance conditions, as determined by the Committee. No matching shares will vest unless the annual average of the ratio of the Group's return on invested capital (ROIC) to the weighted average cost of capital (WACC) exceeds 100% over the 3-year period. A hurdle of ROIC, being at least equal to WACC, is used to ensure that the relevant long-term incentive schemes pay out only when shareholder value is being created over the performance periods. If the ROIC/WACC hurdle is met, shares will only vest to the extent to which two further performance conditions are satisfied over the 3-year period as follows:

- Up to three-quarters of the matching shares will vest based on growth in the Group's EPS, before goodwill amortisation and exceptional items, in relation to the growth in the UK Retail Price Index (RPI) as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of matching shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

- Up to one-quarter of the matching shares will vest based on the Group's ranking of Total Shareholder Return (TSR) performance in relation to the TSR of the FTSE mid-250 constituents (excluding Investment Trusts) over the three-year period as shown in the table below:

TSR Ranking	Proportion of matching shares vesting
Below median	0%
Between median and upper quartile	On a straight-line basis between 10% and 100%
At or above upper quartile	100%

The Committee considers that EPS and TSR are the key performance conditions that are most relevant to the Group. EPS is a key indicator of the Group's underlying financial performance whilst TSR is a relative measure of shareholder value creation. There will be no re-testing of the performance conditions after the three-year performance period.

The first bonus deferral under the DABS was made in December 2005, based on the annual bonus earned in the financial year ended 31 October 2005. The deferred shares under this first award will vest in two tranches: two-thirds of the award will vest in December 2007 and the remainder in December 2008. This first award is in two tranches to acknowledge the time delay from the introduction of the scheme to the release date and only applies to the December 2005 deferral – thereafter all bonus deferrals will vest after three years as described above. In aggregate, matching shares of 1,034,900 were awarded to Executive Directors for the year ended 31 October 2005. The Executive Directors elected to defer an additional 25% of the annual bonus entitlement for the year ended 31 October 2005 (50% of the annual bonus in total).

Performance Share Plan (PSP)
Under the PSP, the Executive Directors are eligible to receive conditional awards of shares annually, which vest after a three-year period subject to the achievement of performance conditions, as determined by the Committee. No shares will vest unless the ROIC/WACC hurdle, which is the same hurdle as for the DABS above, is met over the three-year period.

If the ROIC/WACC hurdle is met, shares will only vest to the extent to which a performance condition based on growth in EPS, before goodwill amortisation and exceptional items, in relation to RPI growth over the three-year period is met, as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

There will be no re-testing of the performance conditions after the three-year performance period. The Chief Executive will be eligible to receive an annual award equivalent to 100% of his salary and the other Executive Directors will be eligible to receive annual awards of 75% of their respective salaries. The first award under the PSP was made in December 2005.

Long-term cash bonus for the Chief Executive
The Chief Executive, Peter Long, participates in a long-term cash bonus (the Bonus), which was approved at the AGM in March 2005. A one-off cash bonus will be payable at the end of a five-year period ending 31 October 2009, subject to meeting pre-determined performance conditions over that period. The objective of the Bonus is to incentivise the Chief Executive to achieve demanding financial and personal objectives and to ensure his retention by the Group. The maximum that may be earned under the Bonus is £1.5m. No payment will be made unless the ROIC/WACC hurdle, as described in the DABS section above, is met over the five-year period. The amount of bonus payable will depend on the extent to which the following three separate performance tests are met:

- 50% of the Bonus will depend on relative TSR against constituents of the FTSE mid-250 (excluding investment trusts) and will be paid out according to the same schedule set out under the DABS section above.
- 35% of the Bonus will be based on the growth in EPS, before goodwill amortisation and exceptional items, against RPI growth and will be paid out according to the same schedule set out under the DABS and PSP sections above.
- The remaining 15% of the Bonus will be payable for the achievement of personal objectives which is assessed against key strategic and leadership targets as determined by the Committee.

The Bonus is non-pensionable.

Restricted Share Plan (RSP)
The final award of restricted shares under the RSP was made in December 2004. Awards were made on an annual basis to most participants. The exception was the Chief Executive who received periodic awards so that the total original value of all his outstanding awards was equal to four times his annual salary.

The other Executive Directors received annual grants with an original value equivalent to 50% to 100% of salary. Shareholder approval was obtained at the AGM in March 2005 to change the performance condition previously attached to the RSP (which was TSR-based) to the performance conditions attached to the awards made under the PSP and the Executive Directors agreed to this change in relation to their individual awards. Therefore, all outstanding RSP awards made from 14 December 1999 to 23 December 2004 will now be subject to the ROIC/WACC hurdle and the EPS performance condition described on page 86. The performance period for these awards is 1 November 2003 to 31 October 2006 and there will be no opportunity to retest the performance conditions attached to these awards.

The awards made from 14 December 1999 to 31 October 2003 will mature on 31 October 2006 and, if the performance condition is satisfied, will vest in December 2006. The number of shares maturing will reflect the extent to which the performance conditions are met. The awards granted after 1 November 2003 will not mature until the third anniversary of the date of each award.

Senior Executive Plan (SEP)
The SEP expired in 2004 and the last award under the plan was made in December 2003. Under the SEP, options with original values of between 150% and 200% of base salary were awarded to the Executive Directors in October 2002 and December 2003. At the AGM in March 2005 approval was also obtained to amend the performance condition attached to the vesting of the options to the ROIC/WACC hurdle and EPS growth in relation to RPI growth performance condition as described on page 86. The previous performance condition was based on relative TSR against the constituents of the FTSE mid-250 (excluding investment trusts) measured over a five-year period. The extent to which the outstanding awards made in October 2002 and December 2003 vest on 31 October 2007 and 31 October 2008 respectively will be determined by the extent to which the new performance conditions are met over the five-year performance period corresponding to each award.

Pensions and life assurance
All the Executive Directors participate in a HMRC-registered defined contribution scheme. The Group makes a contribution of 50% of base salary for the Chief Executive. Contributions are paid into a self-invested personal pension up to the HMRC annual allowance limit. Contributions in excess of the annual allowance are made as a non-pensionable cash payment equivalent to the Group's contractual pension contribution.

Pension contributions of 25% of base salary are made for the other Executive Directors.

During 2005, the Committee reviewed the Group's pension policy in anticipation of the introduction of the new pension tax regime in April 2006. It has taken the view that pension scheme participants will not be compensated for any tax adverse consequences. The Committee has also decided that, in the event of a participant in a pension scheme reaching the HMRC lifetime allowance limit, and choosing not to accept further pension contributions, a non-pensionable cash payment, equivalent to the Group's contribution to the pension scheme, will be offered in lieu. The normal retirement date for the Executive Directors is 65 in accordance with changes which came into effect from 1 October 2006 under the Age Discrimination Act.

In the event of death, the pension scheme provides lump sums for the purchase of dependants' pensions of the greater of eight times salary or the value of the pension fund. On death-in-service a lump sum of four times salary is payable. Following the changes to the tax rules from April 2006 any dependant's pension may be paid as an additional lump sum subject to HMRC limits.

Other benefits
Other benefits provided to the Executive Directors include permanent health insurance, private medical insurance, medical examinations, the provision of a company car (or a non-pensionable cash alternative) and holiday concessions of £2,500 per annum. They are eligible to participate in the HMRC-approved Share Incentive Plan which is an all-employee share scheme which enables staff to acquire shares in the Company on preferential terms. To further encourage employee shareholding in the Company, the Share Incentive Plan was enhanced in 2005 to provide for the Company to award a matching share for every four shares bought by a participant under the plan.

Subject to the approval of the Board, the Executive Directors are allowed to accept non-executive director appointments and retain the fees received. Peter Long received and retained non-executive director fees of £98,947 (2005: £61,666) in respect of two appointments.

Shareholding guidelines
In line with its policy of aligning senior management interests with those of shareholders, the Executive Directors and GMB members will be required, by November 2010, to hold, at a minimum, the following number of shares in the Company:

	Number of shares
Chief Executive	500,000
Other Executive Directors	270,000
Other GMB members	100,000 to 175,000

Any newly-appointed Executive Director or GMB member will be required to hold the required shares within five years of appointment.

REPORT OF THE BOARD TO SHAREHOLDERS ON DIRECTORS' REMUNERATION
continued

Service contracts

All the Executive Directors have service contracts with the Group which can be terminated on six months' notice from the Director or on 12 months' notice from the Group. Service contracts for the Executive Directors do not include any provisions for the payment of compensation in the event of early termination save for the ability of the Group to exercise its discretion to make a payment in lieu of all or part of the notice period to the Executive Directors subject to any obligation they may have to mitigate any post termination losses. The dates of the service agreements and the notice periods for each Executive Director are set out below:

Executive Director	Date of agreement	Notice period (months)
Peter Long	1 October 1996	12
Dermot Blastland	22 April 1999	12
Paul Bowtell	6 September 2004	12

Non-Executive Directors

The Non-Executive Directors do not have service contracts and do not participate in the Group's pension scheme, annual bonus scheme or long-term incentive schemes. Non-Executive Directors have letters of appointment and their appointments can be terminated by either party serving six months' notice. Each appointment is for three years and they receive a basic annual fee. The fees payable are determined, from time to time, by the Board as a whole, based on relevant external market research and consultations with internal and external advisors.

The Chairman receives fees of £170,000 per annum and the other Non-Executive Directors receive a fee of £33,000 per annum. In addition, the Board pays an additional fee of £5,000 per annum to the Senior Independent Director (Tony Campbell) and to the Chairmen of the Audit and Remuneration Committees (Jeremy Hicks and Clare Chapman respectively). They also receive annual holiday concessions to the value of £2,500 per annum.

Performance graph

Total Shareholder Return (TSR), comprising the changes in value of a share and dividends distributed, can be represented by the value of a notional £100 invested at the beginning of a period and its change over that period. A graph showing TSR in respect of the Group over five years from 1 November 2001 to 31 October 2006 is given below. The TSR performance for the Group is compared with the TSR for the FTSE mid-250 Index, which was considered to be the most appropriate benchmark for comparison purposes as it is the principal index in which the Company's shares are quoted.



Value of £100 Invested in November 2000
300
250
200
150
100
50
0
100
113
136
148
220
261
100
84
114
130
158
216
2001
2002
2003
2004
2005
2006
First Choice
FTSE Mid250

The auditors are required to report on the information contained in the following section of this report.

Remuneration

	2006						2005		
	Salary/ fees £000	Benefits in kind £000	Performance bonuses £000	Total emoluments £000	Pension contributions £000	Total £000	Total emoluments £000	Pension contributions £000	Total £000
Non-Executive Chairman									
Sir Michael Hodgkinson	170	–	–	170	–	170	162	–	162
Executive Directors									
Peter Long	636	40	636	1,312	318	1,630	1,231	300	1,531
Paul Bowtell	350	14	306	670	96	766	788	75	863
Dermot Blastland	364	26	136	526	93	619	677	88	765
Other Non-Executive Directors									
Simón Barceló	33	–	–	33	–	33	33	–	33
Tony Campbell	38	–	–	38	–	38	38	–	38
Clare Chapman	38	–	–	38	–	38	38	–	38
Bill Dalton[1]	33	–	–	33	–	33	35	–	35
Susan Hooper[2]	33	–	–	33	–	33	21	–	21
Jeremy Hicks[2]	38	–	–	38	–	38	25	–	25
Giles Thorley[3]	25	–	–	25	–	25	–	–	–
Resigned									
Terry Green	–	–	–	–	–	–	14	–	14
Richard Fain	–	–	–	–	–	–	14	–	14
Totals	1,758	80	1,078	2,916	507	3,423	3,076	463	3,539

1 Bill Dalton received £2,000 of his 2004 fees in 2005 as an arrears payment.
2 Jeremy Hicks and Susan Hooper were appointed during 2005.
3 Giles Thorley was appointed in February 2006.

The Executive Directors have each elected to defer 50% (2005: 50%) of the annual bonus entitlement for the year ended 31 October 2006 under the terms of the DABS described on page 86.

Interests in shares and options

The interests of Directors in the share capital of the Company are set out below:

	Ordinary shares		Options				*Share awards			
	31 October 2006	31 October 2005	31 October 2006	Granted	Exercised	31 October 2005	31 October 2006	Granted	Exercised	31 October 2005
Sir Michael Hodgkinson	20,000	20,000	–	–	–	–	–	–	–	–
Peter Long	**2,103,645	**2,102,761	1,787,000	–	–	1,787,000	2,725,625	931,737	–	1,793,888
Paul Bowtell	**11,253	10,212	–	–	–	–	997,291	419,849	–	577,442
Dermot Blastland	**333,684	**452,800	829,134	–	–	829,134	1,244,042	453,054	–	790,988
Simón Barceló***	32,641,680	59,131,390	–	–	–	–	–	–	–	–
Tony Campbell	39,661	38,476	–	–	–	–	–	–	–	–
Clare Chapman	–	–	–	–	–	–	–	–	–	–
Bill Dalton	–	–	–	–	–	–	–	–	–	–
Jeremy Hicks	–	–	–	–	–	–	–	–	–	–
Susan Hooper	–	–	–	–	–	–	–	–	–	–
Giles Thorley	25,000	–	–	–	–	–	–	–	–	–

* Includes shares awarded under the Restricted Share Plan, Performance Share Plan and Deferred Share Bonus Plan.
** Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan.
*** Simón Barceló's interest in 32,625,919 shares is held through his 6.15% (2005: 11.16%) shareholding in Barceló Corporación Empresarial SA and its wholly-owned subsidiary Barceló Cruceros Maritimos SL (2005: 59,115,629 shares).

The performance criteria relating to the restricted shares and share options are set out on pages 86 to 87.

Share awards/options exercised during the year

No shares were exercised under any of the various plans during the year and therefore there were no gains on the exercise of shares by Directors during the year (2005: £931,538).

Share awards/options granted and outstanding at 31 October 2006

Share options and awards granted to the Executive Directors and outstanding at the year-end under the Performance Share Plan, Deferred Annual Bonus Scheme, Restricted Share Plan and the Senior Executive Plan are set out below.

	Number of shares	Grant date	Option exercise price (p)	Date next exercisable	*Final lapse date
Peter Long					
Performance Share Plan	277,427	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	87,241	14 December 2005	N/A	14 December 2007	14 December 2007
	43,621	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	523,448	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Performance Share Plan	114,504	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	40,713	14 December 2005	N/A	14 December 2007	14 December 2007
	20,356	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	244,276	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	419,548	13 October 2004	N/A	31 October 2007	23 January 2008
	157,894	14 December 2004	N/A	31 October 2007	19 February 2008
Dermot Blastland					
Performance Share Plan	119,084	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	44,529	14 December 2005	N/A	14 December 2007	14 December 2007
	22,265	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	267,176	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2008
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	9 December 2008	9 December 2010

* In accordance with the amendments to the Restricted Share Plan approved by the shareholders.

During the year, the price of the Company's ordinary shares ranged between 196p and 260.5p and the mid closing price on 31 October 2006 was 225.25p.

On 1 November 2006, the following shares were allocated to the Directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	104
Tony Campbell	390

The report was approved by the Board of Directors on 6 December 2006 and has been signed on its behalf by:

Clare Chapman

Clare Chapman
Chairman of the Remuneration Committee
6 December 2006

CORPORATE GOVERNANCE

Corporate Governance
First Choice has maintained its commitment to high standards of corporate governance during the year. Throughout the year, all provisions of the Combined Code were complied with except for Code Provision A3.2 (half the Board, excluding the Chairman, should comprise independent Non-Executive Directors) and Code Provision D1.1 (the Senior Independent Director should meet with a range of major shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns of major shareholders). Explanations for non-compliance are given below.

The Board of Directors
The Company is controlled through its Board of Directors, which meets regularly, including away days to review the strategy of the Group. The schedule of matters specifically reserved to it for decision include: determining the strategy and control of the Group; amendments to the structure and capital of the Group; approval of financial reporting and controls; oversight of the Group's internal controls; approval of capital and revenue expenditure of a significant size; acquisitions, disposals and share dealings; Board membership and appointments; approval of remuneration of Directors and certain senior management; corporate governance matters; and approval of Group policies and risk management strategies.

The Board has delegated authority to the Committees of the Board on specific matters. The executive management is delegated to the Chief Executive, Executive Directors and certain other senior managers who, together, form the Group Management Board (the GMB), the membership of which is disclosed on page 99. Details of the Nomination and Audit Committees are given on page 93 and details of the Remuneration Committee are given on page 85. The Terms of Reference for the Board and its Committees are available for inspection on the Company's website and will be available at the Annual General Meeting (AGM).

The division of responsibilities between the Chairman and Chief Executive is clearly established and has been agreed by the Board. All Directors have access to the advice and services of the Company Secretary and all Directors can take independent professional advice, if necessary, at the Company's expense. No such advice was sought by any Director during the year. The Company has in place appropriate insurance cover in respect of legal actions against its Directors and the level of cover is regularly reviewed. The Company Secretary is responsible for ensuring Board procedures are followed including the formal minuting of any unresolved concerns that Directors may have in connection with the operation of the Company. During the year, there were no such unresolved issues.

Sir Michael Hodgkinson met the independence criteria laid out in the provisions of the Combined Code at the time of his appointment. The Non-Executive Directors met to consider the performance of the Chairman. The views of all the Directors on the Chairman's performance were obtained via a confidential questionnaire and the results were considered by a meeting of the Non-Executive Directors (excluding the Chairman), and discussed with him.

Details of the Chairman's other significant commitments are given in his biography on page 80. The Chairman does have a number of other external roles but the Board is satisfied that these do not interfere with the performance of his duties as Chairman of the Company, which are expected to require at least one day per week. He resigned his position as a director of the Bank of Ireland during the year.

The eight Non-Executive Directors all bring independent judgment to the Board, although the Board accepts that Susan Hooper and Simón Barceló may not be considered to be wholly independent (refer to note 31). The Non-Executive Directors considered to be independent are Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley and Tony Campbell.

Notwithstanding Tony Campbell was first appointed to the Board on 1 April 1997, the Board is entirely satisfied that he is independent in character and judgment and that there are no relationships or circumstances that are likely to affect, or could appear to affect, his judgment. Tony has the broad experience, credibility and commitment required to be an effective independent director and the Board benefits from his wealth of experience, particularly in the retail sector. He continues to make a significant, valuable and challenging contribution to both governance and strategic issues whilst demonstrating a continued strong commitment to his role. For these reasons, the Board continues to recognise him as the Senior Independent Non-Executive Director and the Notice of the AGM explains why the Board is recommending him for re-election. In accordance with the Combined Code, Tony will now retire annually and will be subject to a rigorous annual review not only of his performance but also of his independence.

The Board recognises that the Combined Code requires that at least half the Board, excluding the Chairman, should be independent Non-Executive Directors. Giles Thorley was appointed on 1 February 2006 and therefore the Company was compliant with provision A3.2 of the Combined Code for nine months of the year. Giles has also been appointed as a member of the Audit Committee. The Board seeks to ensure that its membership is regularly refreshed.

The letters of appointment of the Non-Executive Directors are available for inspection at the Company's registered offices and will be available at the AGM.

All Directors are subject to re-election by shareholders at intervals of no more than three years. Accordingly, Peter Long, Simón Barceló, Bill Dalton and Paul Bowtell will be proposed for re-election at the Annual General Meeting on 7 March 2007. Full biographical details of all Directors are on pages 80 and 81. Shareholders will be sent, as part of the papers accompanying the resolutions to re-elect the Non-Executive Directors, statements as to why the Company believes they should be re-elected. The Chairman intends to confirm at the AGM that the performance of each individual continues to be effective and to demonstrate commitment to the role.

Nomination Committee
The nomination of suitable candidates for approval of the Board of Directors to fill Executive and Non-Executive vacancies on the Board is carried out by the Nomination Committee, which comprises the Chairman and three Non-Executive Directors. The composition of the Nomination Committee is set out on page 99.

The meeting of the Committee held during the year to consider the appointment of Giles Thorley was chaired by the Non-Executive Chairman. Prior to his appointment, the Nomination Committee considered the existing skills and knowledge of the Board before providing an external search consultancy with a description of the capabilities required for his appointment. As previously disclosed, the Board considered the other commitments of Giles Thorley and he confirmed that he will have sufficient time to fulfil his non-executive role.

Following the appointment of a new Director, the Chairman, in conjunction with the Company Secretary, is responsible for ensuring that a full, formal and tailored induction to the Company is given. A detailed pack and programme was provided to Giles Thorley on appointment.

Audit Committee
The Audit Committee operates under written Terms of Reference to assist the Board in the discharge of its duties with regard to the Group's accounts, the review of internal controls and risk management systems and the external audit.

The composition of the Audit Committee, which is chaired by Jeremy Hicks, is set out on page 99. All members of the Committee are considered to be independent. In accordance with the Combined Code, the Board is satisfied that Jeremy Hicks has "recent and relevant financial experience". Bill Dalton, the former Chief Executive of HSBC Bank plc, also brings additional financial expertise to its deliberations. Giles Thorley was appointed as a member of the Committee on joining the Board. His background in corporate finance, and his experience as the Chief Executive of the highly-acquisitive Punch Taverns plc, greatly assists debate in the Committee.

The Chief Executive, Group Finance Director and Head of Business Assurance are normally invited to attend meetings and other Non-Executive Directors may attend meetings from time to time. The Chairman of the Committee also meets with the external auditors without management present.

The Committee's duties include:

- Monitoring the integrity of the financial statements of the Company and formal announcements relating to the Company's financial performance and reviewing the significant financial reporting judgments contained in them.

- Reviewing the Company's internal financial controls and the Company's internal control and risk management systems.

- Monitoring the effectiveness of the Company's Business Assurance function through meetings with the Head of Business Assurance, the agreement in advance of annual work plans and the review of the results of the work undertaken.

- The consideration of the appointment, re-appointment and removal of the external auditors and the approval of their remuneration and terms of their engagement. During the year, the Audit Committee considered and recommended the reappointment of the incumbent auditors. The detailed scope of the statutory audit is agreed with the external auditors prior to the commencement of their work and their findings are considered prior to the approval of the financial statements. The level of remuneration for these services has been approved. As part of the re-appointment process the independence of the incumbent auditors was reviewed.

- The development of a policy for the engagement of the external auditors to supply non-audit services. The Audit Committee has concluded that, in some cases, the provision of non-audit services by the incumbent auditors, which does not impact on their independence in providing their primary statutory audit role, is appropriate and this has been communicated to the Board. Auditor independence and objectivity are safeguarded by the Audit Committee monitoring and approving, where appropriate, the nature of the work and the level of fees paid for non-audit services as a proportion of the total audit fees paid. The Committee has requested that a formal policy on the engagement of external auditors for non-audit services be drafted for review in the first quarter of next year.

During the year, an assessment of the external auditors was undertaken with the findings being considered by the Audit Committee and discussed with the external auditors. The assessment took the form of a questionnaire circulated to individuals across the Group with whom the auditors had significant dealings. The questionnaire addressed, among other matters, the robustness of the audit, the quality of judgments and the quality of the auditors' personnel and service.

Board and Committee meetings

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
Sir Michael Hodgkinson (Chairman)	9(9)	N/A	N/A	2(2)
Peter Long (Chief Executive)	9(9)	N/A	N/A	N/A
Paul Bowtell (Group Finance Director)	9(9)	N/A	N/A	N/A
Dermot Blastland (Executive Director)	8(9)	N/A	N/A	N/A
Tony Campbell (Senior Independent Director)	7(9)	3(4)	3(4)	N/A
Clare Chapman (Non-Executive Director)	8(9)	N/A	4(4)	2(2)
Simón Barceló (Non-Executive Director)	9(9)	N/A	N/A	2(2)
Susan Hooper (Non-Executive Director)	7(9)	N/A	N/A	N/A
Bill Dalton (Non-Executive Director)	7(9)	4(4)	4(4)	N/A
Jeremy Hicks (Non-Executive Director)	8(9)	4(4)	N/A	2(2)
Giles Thorley (Non-Executive Director)	6(7)	3(3)	N/A	N/A

Figures in brackets indicate the maximum number of meetings in the period in which the individual was a Board member. In addition to the full meetings of the Board, the Chairman has held one meeting with Non-Executive Directors without the Executive Directors being present and the Senior Independent Director has chaired a meeting of the Non-Executive Directors without either the Chairman or the Executive Directors being present.

Board, Committee and individual performance
An assessment of the performance of the Board and its Committees is undertaken by means of a detailed questionnaire, designed by the Company Secretary and completed by each Director. The questionnaire covers 16 areas including the processes for setting the strategy of the Company, monitoring business performance, corporate governance and the effectiveness of the Executive Directors, Non-Executive Directors (including the Chairman) and the Board's Committees.

The findings are discussed by the Non-Executive Directors and the Chairman and are referred to the Board as a whole. In general, the Board considers its structures, composition and proceedings to be effective.

An assessment of each individual Director's performance is undertaken annually. The performance of each Director is measured against 12 criteria with peers being requested, confidentially, to rate that Director's performance by reference to the criteria. The Chairman then discusses the overall result for each Director with him or her and any concerns are addressed.

Internal control
The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness, while the role of management is to implement Board policies on risk and control.

The system of internal control is designed to manage and mitigate rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls – which include financial, operational and compliance controls – and risk management can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Board has reviewed the effectiveness of internal controls during the year.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group; that this has been in place for the year under review and up to the date of approval of the Annual Report and Accounts; that this process is regularly reviewed by the Board; and that the process accords with the Turnbull Guidance. The key elements of the control framework and review processes in place across the Group are as follows:

- The Board sets corporate strategy and business objectives. The GMB and Sector management integrate these objectives into their operational and financial business plans. Where areas for improvement in the system of Internal Control are identified, the Board considers the recommendations made by the GMB and the Audit Committee.

- The GMB meets regularly together with other senior executives to consider Group operational and financial performance and business development. The Chief Executive reports to the Board on behalf of the GMB on significant changes in the business and the external environment. The Group Finance Director provides the Board with financial information which includes key performance and risk indicators.

- The Audit Committee, with assistance from certain related management committees, oversees key risks, such as financial risk, health and safety, corporate and social responsibility and the environment, where such risks apply across all Sectors. The Board believes that, in order to be effective, risk management processes must be driven down to each operating unit. Accordingly, each Sector Board now addresses risk management as a standing agenda item and is responsible for ensuring that the risks facing that Sector's businesses are identified and that related action plans are implemented.

- The Business Assurance function independently reviews the risk identification procedures and control processes implemented by management and reports its findings at each Audit Committee meeting, or more frequently if appropriate.

- The Audit Committee reviews the proposed work plans of the Business Assurance function; reports issued by Business Assurance on the Group's risk assessment process; the system of internal control as well as reports on systems; and controls from the external auditors covering material weaknesses. The Chairman of the Audit Committee reports to the Board on the outcome of the Audit Committee meetings held and the Board receives the minutes of all such meetings.

- The Treasury position of the Group, including cash, foreign exchange and fuel hedging exposure, is managed centrally in accordance with policies appropriate for each Sector and is the responsibility of the Group Finance Director and Group Treasurer. Reports and forecasts are submitted monthly to the GMB and to each Board meeting.

- Financial forecasts, providing predicted results with sensitivity analysis, are prepared routinely throughout the year for review by the GMB and the Board. These forecasts also include details of the Group's ongoing compliance with its regulatory and banking requirements. The Group has established investment appraisal and authorisation procedures and its capital expenditure is reviewed against budgets which have been approved by the Board.

There are policies and procedures for the reporting by employees and the resolution of suspected fraudulent activities. It is the policy of the Group to employ staff and management of high integrity, to train them appropriately and to require compliance with all relevant laws, regulations and internal policies. The Group has an independent third-party confidential telephone line in place for all UK and overseas based staff which allows employees to raise concerns on financial reporting or other matters. A translation/interpreter service is available for non-English-speaking staff. Any reports received through the confidential telephone line are passed direct to Business Assurance which acknowledges receipt and periodically reports back to the third-party service provider on any action taken. Within its regular report to the Audit Committee, Business Assurance provides a section on the Employee Confidential Hotline and a summary of any reports and actions taken. A monthly report is also produced by the third-party call monitoring service provider which includes a summary of all calls received highlighting any issues raised.

Communications with shareholders

The Chief Executive and Group Finance Director hold regular meetings with major shareholders to review the Group's performance and prospects. The views of shareholders are communicated to all members of the Board following such meetings. During the course of these meetings the issue of governance is discussed. Presentations to major shareholders are made at least twice yearly, after the announcement of the interim and preliminary results, details of which, together with the Group's financial reports and other announcements, can be accessed via the Group's website www.firstchoiceholidaysplc.com

The Combined Code recommends that the Senior Independent Director meets with a range of major shareholders to gain an understanding of their views. In practice and, as a result of the extensive investor feedback provided by the Chairman, Chief Executive and the Group Finance Director, the Senior Independent Director and other Non-Executive Directors believe that they are aware of such issues and therefore considered that it was not necessary to arrange meetings with major shareholders for this purpose during the year. However, they would make themselves available if any shareholder requested such a meeting.

There is also an opportunity for shareholders to question the Chairman and other Directors (including the Chairmen of the Audit, Remuneration and Nomination Committees) at the Annual General Meeting. This forum also provides Non-Executive Directors with the opportunity to discuss the views of shareholders with them directly.

At general meetings:

- The Company prepares separate resolutions on each substantially separate issue and does not combine resolutions together inappropriately.

- A schedule of proxy votes cast is made available for inspection at the conclusion of the proceedings.

- The Annual Report and Accounts is laid before shareholders at the Annual General Meeting.

RISK MANAGEMENT

Risk Management

First Choice Holidays PLC (First Choice) attaches great importance to risk management at all levels of the business and has now invested in increased resource to move the identification, monitoring and controlling of operational risk to the next level of sophistication. The Group continues to strive for greater transparency of risk and to promote the sharing of knowledge between its businesses for the greater good of the whole organisation and its stakeholders.

The strategy for risk management has been enhanced by the declared intention to drive risk management principles deep into the day-to-day business of each of the Sectors. The setting of policy and monitoring of performance is the responsibility of the Financial Risk Management Committee and the Health, Safety and Environmental Risk Management Committee. These committees are responsible to the Group Risk Management Committee, and ultimately to the Audit Committee, thereby providing Directors with the assurance that risks are managed appropriately at all times.

The Group Risk Management and Business Assurance Departments work closely to monitor key performance indicators (KPIs) relevant to each risk and to ensure that actions identified to control and mitigate these risks are subject to a continual internal auditing process.

A more co-ordinated Group-wide approach to risk management, based on a sound structure and reflecting the way the businesses are operated, is now in place. Having built the platform to identify, monitor and mitigate risk and having assembled the required resource, the focus for 2007 is to raise awareness of operational risk management throughout the Group.

There continues to be an appropriate emphasis on risks affecting the health and safety of the Group's customers and employees with Andrew John, Director of Legal Affairs and Company Secretary, taking responsibility for these matters on behalf of the Board.

Risk Management remains primarily the responsibility of the businesses affected, supported by expertise at Group level. As part of the long-term process, the risk profile of the Group is to be re-evaluated with risks categorised by discipline, territory and the effect on business strategy at all levels in the organisation.

Resource

In addition to restructuring the responsibility for managing risk, the Group Management Board has approved significant investment to increase the resources available – both in human terms and by introducing speciality IT tools. A number of risk management positions have been established at Group level and a commitment has been made to employ Risk Managers within each Sector who will be responsible for deploying Group-wide policies and procedures.

Strategic Risk Management

The Group Risk Management Policy is designed to provide a formal structure through which First Choice will:

- endeavour to reduce as far as possible the exposure of all its businesses to risk.
- seek to recognise and derive the maximum benefit from any opportunities identified through risk analysis.
- seek to achieve excellence in Corporate Governance through managing risk effectively throughout the organisation.
- seek to provide entrepreneurial leadership within a framework of prudent and effective controls which enables risk to be assessed and managed.

In order to manage risk, we must be able to measure it. It is therefore our intention to further develop risk management practices which enable us to measure the impact of risk by reference to recognised, international standards. First Choice currently has an Environmental Management System (EMS) compatible to ISO14001. In the longer term it is planned that its Business Continuity Management (BCM) capabilities equivalent to PAS 56:2003 standards will also be developed.

First Choice is currently setting appropriate metrics and KPIs by which it will be able to improve the measurement, in comparative terms, of risk levels and progress made in mitigating and managing risk. Supported by an IT solution to assist in the identification and quantification of risk, this will assist greatly in identifying any process interdependencies which merit further attention. It will also assist in the Group's consolidated business impact assessment.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE ANNUAL REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and have elected to prepare the Parent Company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Parent Company financial statements are required by law to give a true and fair view of the state of affairs of the Parent Company.

In preparing each of the Group and Parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently.
- make judgments and estimates that are reasonable and prudent.
- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU.
- for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company financial statements.
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement which comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF FIRST CHOICE HOLIDAYS PLC

We have audited the Group and Parent Company financial statements (the financial statements) of First Choice Holidays PLC for the year ended 31 October 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Statement of Cash Flows, the Consolidated Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU, and for preparing the Parent Company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 97.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review which is cross-referred from the "Business review and activity" section of the Directors' Report.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 October 2006 and of its profit for the year then ended.
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.
- the Parent Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Parent Company's affairs as at 31 October 2006.
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB
6 December 2006

CORPORATE INFORMATION

Board
Sir Michael Hodgkinson
Chairman

P J Long
Chief Executive

J P M Bowtell
Group Finance Director

D Blastland
Managing Director, Mainstream Holidays

L A Campbell
Non-Executive and Senior Independent Director

C M Chapman
Non-Executive Director

S P Barceló Vadell
Non-Executive Director

J D Hicks
Non-Executive Director

S M Hooper
Non-Executive Director

W R P Dalton
Non-Executive Director

G A Thorley
Non-Executive Director

Board Audit Committee
J D Hicks – Chairman
L A Campbell
W R P Dalton
G A Thorley

Board Remuneration Committee
C M Chapman – Chairman
L A Campbell
W R P Dalton

Board Nomination Committee
Sir Michael Hodgkinson – Chairman
S P Barceló Vadell
C M Chapman
J D Hicks

Group Management Board
P J Long – Chairman
J P M Bowtell
D Blastland
R Prosser
A L John
W Logan
J Vilà
J Wimbleton

Secretary and Registered Office
A L John
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

Telephone: 01293 560777
Facsimile: 01293 588680

Registered number 48967

Auditors
KPMG Audit Plc

Merchant bankers
Lazard Brothers & Co Limited

Stockbrokers
ABN Amro
Deutsche Bank

Solicitors
Herbert Smith

Bankers
Barclays Bank PLC
Citibank International plc
HSBC Bank plc
ING Bank NV
Royal Bank of Scotland plc
Société Générale

Registrars and transfer office
Lloyds TSB Registrars
The Causeway,
Worthing, West Sussex BN99 6DA
Tel: 0870 6003964
Website: www.shareview.co.uk

Website
www.firstchoiceholidaysplc.com

SHAREHOLDERS' DISCOUNT

Eligible shareholders are entitled to the following discounts (which are subject to change) when booking holidays through our dedicated Shareholder Discount Line.

Company	Discount
First Choice	Best price on the www.firstchoice.co.uk website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Citalia	Best price on the www.citalia.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per person (long-haul).
Crown Blue Line	Best price on the www.crownblueline.com website plus a further discount of £20 per adult or £40 per booking.
Connoisseur	Best price on the www.connoisseurafloat.com website plus a further discount of £20 per adult or £40 per booking.
Hayes & Jarvis	Best price on the www.hayesandjarvis.co.uk website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Meon Villas "as unique as you are"	Best price on the www.meonvillas.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Sovereign	Best price on the www.sovereign.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
FlexiSki	Best price on the www.flexiski.com website plus a further discount of £20 per adult or £40 per booking.
Suncars (Car Hire)	Best Price on www.onairportcarhire.com website plus a further £5 discount per booking.
Sunsail	Best price on the www.sunsail.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Hotelopia	Best price on all hotels on the www.hotelopia.co.uk website plus an additional 10%. Bookings must be made online. A discount code (prompted on the final payment details page of the booking process) can be obtained prior to booking by ringing the number below.

In order to qualify for the scheme, private shareholders (including those holding through a nominee account) must hold at least 500 ordinary shares in the Company on the date of booking the holiday and must have been on the register of shareholders for a minimum period of one year on that date.

To make a booking simply call us on: 0845 850 0565. You will be required to provide us with details of your share certificate number(s) in order to be eligible for the discount.

Monday to Friday 0800-2200hrs
Saturday and Sunday 0900-2000hrs

FIND OUT MORE

First Choice Holidays PLC has a corporate website which can be accessed through **www.firstchoiceholidaysplc.com**

Financial calendar
AGM: 7 March 2007
Interim results: June 2007
Preliminary results: December 2007

Colour photography supplied by: Citalia, Exodus,
First Choice Mainstream Holidays Sector, Hayes & Jarvis,
International Expeditions, StudentCity.com, Sunsail Clubs,
Sunsail Yachts, The Moorings, Fairline Boats, Tourinter
and TRAVCOA.

Printed by Royle Corporate Print on Zanders Mega Silk –
a paper that is manufactured using 50% recycled de-inked
fibre and 50% TCF (totally chlorine-free) pulp, and is sourced
from sustainable forests. The paper is also biodegradable and
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Designed and produced by Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.co.uk

First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX
United Kingdom

www.firstchoiceholidaysplc.com

This document is important and requires your immediate attention. When considering what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your ordinary shares in the Company, please pass this document and the accompanying Form of Proxy to the purchaser or transferee, or to the stockbroker, bank or other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

First Choice
Holidays PLC

Where leisure travels further

FIRST CHOICE HOLIDAYS PLC

Final Dividend for the year ended 31 October 2006

Notice of Annual General Meeting

CONTENTS

TIMETABLE OF EVENTS

	2007
Final date for receipt by Registrars of Forms of Proxy	5 March at 10.30am
Time and date of Annual General Meeting	7 March at 10.30am
Ordinary Shares quoted ex dividend	7 March
Record date of entitlement to the 2006 Final Dividend	9 March
Final date for election to participate in the Dividend Reinvestment Plan	**16 March at 5.00pm**
Posting of Dividend warrants and vouchers	5 April
Dividend Payment Date and Purchase Date for DRIP	10 April
Posting of share certificates and CREST Statements	23 April
CREST Credit Date	24 April

FIRST CHOICE HOLIDAYS PLC

(Registered in England and Wales No. 48967)

Registered Office:
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

5 January 2007

To: THE HOLDERS OF ORDINARY SHARES AND, FOR INFORMATION ONLY, THE PARTICIPANTS IN THE COMPANY'S EMPLOYEE SHARE SCHEMES

Dear Shareholder

ANNUAL GENERAL MEETING

This document contains the Notice of the 2007 Annual General Meeting of the Company which will be held at 10.30am on Wednesday 7 March 2007 at the offices of Deutsche Bank, 1 Great Winchester Street, London EC2N 2DB. An explanation of the business to be transacted is set out below and in the explanatory notes on page 9.

You will see that, in addition to the ordinary business to be dealt with, there are five items of special business which require the AGM's attention:

- Resolutions 9 and 10 concern the Directors' authority to allot the Company's shares – see the explanatory notes on page 10;
- Resolutions 11 and 12 are to amend the Articles of Association of the Company – see the explanatory notes on page 10; and
- Resolution 13 concerns the general authority to make market purchases of ordinary shares of 3 pence each of the Company – see the explanatory notes on pages 10 and 11.

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan (the "Plan") was introduced by the Company in 2000. The Plan is a dealing facility which enables those shareholders who are entitled to the proposed final dividend for the year ended 31 October 2006 of 5.40 pence per share, and any subsequent dividends to which the Plan applies, to invest the cash dividends received in purchasing further ordinary shares. The Plan is administered by Lloyds TSB Group plc through Lloyds TSB Registrars.

Those shareholders who have already elected to participate in the Plan will automatically be included in the Plan for the year ended 31 October 2006. Those shareholders who have not already elected to participate in the Plan, and would like to participate with respect to the final dividend for the year ended 31 October 2006, may do so by contacting Lloyds TSB Registrars direct on 0870 600 3964. The last day for election for the final dividend for 2006 is 16 March 2007 and any requests should be made in good time ahead of that date.

If you are in any doubt about how your tax position will be affected should you choose to join the Plan, you should consult your own financial adviser before taking any action.

Action to be taken

If you wish to receive the whole of your dividend in cash, and you have not previously elected to participate in the Plan, you need take no action. The final dividend for the year ended 31 October 2006 will be paid to you in cash in the normal way on 10 April 2007. If you wish to receive the whole of your dividend in cash, and have previously elected to participate in the Plan, you will need to notify Lloyds TSB Registrars in writing in accordance with the terms of the Plan.

Enclosed is a form of proxy for use by the ordinary shareholders at the AGM. You should complete and return the form of proxy, in accordance with the instructions printed thereon, as soon as possible and, in any event, so that it is received not later than **10.30am on 5 March 2007**. Completion and return of a form of proxy will not preclude you from attending the AGM and voting in person should you so wish. An appointment of a proxy may also be returned by completing it online, please refer to the notes on page 8. For CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, please refer to the notes on page 8.

Your Directors consider that the passing of all the resolutions is in the best interests of the Company and its shareholders. Accordingly, they recommend shareholders to vote in favour of the resolutions – as they intend to do in respect of their own beneficial shareholdings.

Yours sincerely

Sir Michael Hodgkinson
Chairman

FIRST CHOICE HOLIDAYS PLC

NOTICE OF ANNUAL GENERAL MEETING

To: THE HOLDERS OF ORDINARY SHARES AND, FOR INFORMATION ONLY, THE PARTICIPANTS IN THE COMPANY'S EMPLOYEE SHARE SCHEMES

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of First Choice Holidays PLC will be held at the offices of Deutsche Bank, 1 Great Winchester Street, London EC2N 2DB on Wednesday 7 March 2007 at 10.30am for the following purposes:

ORDINARY BUSINESS

1 To receive and adopt the Reports of the Directors and the Auditors and the Accounts for the year ended 31 October 2006.

2 To receive and approve the Report of the Board to Shareholders on Directors' Remuneration for the year ended 31 October 2006.

3 To declare a final dividend.

4 To re-elect Peter Long as a Director.

5 To re-elect Bill Dalton as a Director.

6 To re-elect Paul Bowtell as a Director.

7 To re-elect Tony Campbell as a Director.

8 To re-appoint KPMG Audit Plc as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company at a remuneration to be fixed by the Directors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions. Resolution 9 will be proposed as an ordinary resolution and Resolutions 10, 11, 12 and 13 will be proposed as special resolutions.

Ordinary Resolution:

9 **THAT** the Directors be and they are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £5,305,773.03 provided that this authority shall expire on 7 March 2012, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Special Resolutions:

10 **THAT** the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority conferred by Resolution 9 set out in the Notice convening the 2007 Annual General Meeting of the Company, or by way of a sale of treasury shares, as if Section 89(1) of the Act did not apply to any such allotment provided that:

(a) the power conferred hereby shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the

interests of the equity shareholders are proportionate (as near as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever; and

(ii) to the allotment (otherwise than pursuant to paragraph 10(a)(i) above) of equity securities up to an aggregate nominal amount of £795,865.95; and

(b) the power conferred hereby shall (unless previously revoked or varied) expire on 7 March 2012 but so that this power shall allow the Company, before the expiry of this power, to make any offer or agreement which will or may require equity securities to be allotted after such expiry and so that the Directors shall be allowed to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

11 **THAT** the Articles of Association of the Company shall be amended as follows:

(a) by deleting the number "14" in the third sentence of paragraph 1(B) of Article 3 and inserting the number "17" in substitution therefor; and

(b) by deleting the word "twelve" in Article 73 and inserting the word "fifteen" in substitution therefor.

12 **THAT** the Articles of Association of the Company shall be amended by deleting the figure of "£500,000" in Article 75(1) and inserting the figure of "£650,000" in substitution therefor.

13 **THAT** the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 3 pence each of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 53,057,730;

(b) the minimum price which may be paid for any such share is 3 pence;

(c) the maximum price which may be paid for any such share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) the authority hereby conferred shall expire on 7 March 2008; and

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

5 January 2007

By Order of the Board

Andrew John
Company Secretary

Registered Office:
First Choice House, London Road, Crawley, West Sussex RH10 9GX

Registered in England 48967

Notes:

1 A form of proxy is enclosed for use by holders of ordinary shares of 3p each.

2 A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company.

3 In order to be valid, an appointment of a proxy must be returned by 10.30am on 5 March 2007 by one of the following methods:

- in hard copy form by post, by courier or by hand to the offices of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6US; or
- by completing it online at www.sharevote.co.uk by following the on-screen instructions to submit it – you will need to identify yourself with your reference number, card ID and account number, as printed on your proxy form; or
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

Please note that the Company takes all reasonable precautions to ensure that no viruses are present in any electronic communication it sends out but the Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachments from the Company and recommends that the shareholders subject all messages to virus-checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, which is found to contain any virus will not be accepted.

4 An appointment of a proxy will not preclude a member from attending and voting at the meeting should he/she so wish.

5 *Electronic proxy appointment through CREST*

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on Wednesday 7 March 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6 To have the right to attend and vote at the meeting or any adjourned meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of holders of ordinary shares by no later than 6.00pm on 5 March 2007 (or, if the meeting is adjourned, 6.00pm on the date

which is two days prior to the adjourned meeting). Changes to entries on the register after this time shall be disregarded in determining the rights of any holder of ordinary shares to attend or vote (and the number of votes they may cast) at the meeting or any adjourned meeting.

Explanatory notes:

These explanatory notes are intended to explain the business to be transacted at the Annual General Meeting other than routine business.

1 *Resolution 2 – the Report of the Board to Shareholders on Directors' Remuneration*

Under Part VII of the Companies Act 1985 (as amended pursuant to the Directors' Remuneration Report Regulations 2002), the Company is required to produce a directors' remuneration report for each relevant financial year and to put a resolution to shareholders, at each Annual General Meeting, to approve the report on Directors' remuneration. The Report of the Board to Shareholders on Directors' Remuneration appears on pages 85 to 91 of the Report and Accounts of the Company for the year ended 31 October 2006.

2 *Resolution 3 – Final Dividend*

A final ordinary dividend of 5.40 pence has been recommended by the Board as detailed on page 82 of the Report and Accounts of the Company for the year ended 31 October 2006 and will be payable to all members on the register at the close of business on 9 March 2007. The payment date will be 10 April 2007.

3 *Resolutions 4, 5 and 6 – Retirement by rotation*

Under Article 85 of the Company's Articles of Association, one-third (or as near as may be) of the Directors subject to retirement by rotation must retire at each Annual General Meeting of the Company. In addition, under Article 86 of the Company's Articles of Association each Director must retire and offer himself for re-appointment at least once every third Annual General Meeting. The Directors who are due to retire pursuant to the Articles of Association are Peter Long, Bill Dalton and Paul Bowtell and Resolutions 4, 5 and 6 provide for their re-appointment to the Board of Directors.

3.1 *Bill Dalton – Independent Non-Executive Director*

As a Non-Executive Director Bill Dalton does not have a service contract with the Company. He was appointed to the Board in October 2004 and, since that time, has made a significant contribution to both the Board and to the Audit Committee. His wide-ranging international experience as a senior banker is of particular value to the Group and provides him with the relevant financial background to be an effective member of the Audit Committee. A performance evaluation conducted during the year demonstrated that he continues to contribute effectively (including contributing to the Board's deliberations in a challenging and lively manner) and reinforced his continuing commitment to the role whilst retaining independence in character and judgement. The Board considers that Bill Dalton is independent in character and judgement and that there are no relationships or circumstances which are likely to, or could appear to, affect his judgement. The Board therefore recommends his re-election as a Non-Executive Director.

Further biographical details for Bill Dalton, and biographical details for Peter Long and Paul Bowtell, appear on page 80 of the Report and Accounts of the Company for the year ended 31 October 2006.

4 *Resolution 7 – Re-election of Tony Campbell – Senior Independent Non-Executive Director*

Tony Campbell retires in accordance with the Combined Code, which requires that he submits himself to annual re-election, as he has more than nine years' continuous service as a Non-Executive Director.

As a Non-Executive Director, Tony Campbell does not have a service contract with the Company. He was first appointed to the Board on 1 April 1997 and has therefore served in excess of nine years as a director. In accordance with the Combined Code, Tony Campbell will now offer himself for re-election annually and will be subject to a rigorous annual review not only of his performance but also of his independence. The Board is completely satisfied that Tony is independent in character and judgement and that there are no relationships or circumstances which are likely to, or could appear to, affect his judgement. Tony has the broad experience, credibility and commitment required to be an effective independent director and the Board benefits from his wealth of experience, particularly in the retail sector. A performance evaluation conducted by the Board during the year has shown that he continues to make an effective contribution (including a significant, valuable and challenging contribution to both governance and strategic issues) and demonstrates a continued strong commitment to his role whilst retaining independence in character and judgement. For these reasons, and following rigorous debate concerning his performance and independence, the Board continues to recognise him as the Senior Independent Non-Executive Director and has no hesitation in recommending him for re-election.

Further biographical details for Tony Campbell appear on page 81 of the Report and Accounts of the Company for the year ended 31 October 2006.

5 *Resolution 9 – Authority to allot shares*

Under the Companies Act 1985 the directors of a company may only allot unissued shares if authorised to do so by the shareholders in general meeting. The authority which is sought in respect of the unissued ordinary shares of the Company ("relevant securities") is dealt with in Resolution 9. The aggregate nominal value of relevant securities which can be allotted under the authority is limited to £5,305,773.03 being equal to approximately 33 per cent of the nominal value of the issued ordinary share capital at the date of this notice. The Company does not hold any shares as treasury shares as at the date of this notice. The authority will last for 5 years from the date of the passing of the Resolution, the maximum period allowed under the Companies Act 1985, and will replace the general authority given at the Annual General Meeting on 23 March 2006. Except in relation to the exercise of options, the Directors have no present intention of exercising this authority (subject to the possibility of the allotment of shares as deferred consideration in connection with acquisitions which have been made by the Company and the possibility of the allotment of shares in connection with acquisitions which may be made by the Company in the forthcoming year).

6 *Resolution 10 – Pre-emption rights*

If equity securities are to be allotted for cash using the authority given by Resolution 9 above, or by way of a sale of treasury shares, Section 89(1) of the Companies Act 1985 requires that those securities are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time.

There may be circumstances, however, when it is in the interests of the Company for the Directors to be able to allot new equity securities for cash other than by way of a strict rights issue. The authority given by Resolution 10 will empower the Directors to modify the situation with regard to rights issues, open offers and other offers of securities such that they may effect such exclusions or other arrangements as they may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever. Resolution 10 also authorises the Directors to allot equity securities for cash in other circumstances but limited to equity securities having a maximum aggregate nominal value of £795,865.95 which is equivalent to 5 per cent of the Company's issued ordinary share capital at the date of this notice.

7 *Resolution 11 – Amendment to the Articles of Association*

The Articles of Association currently provide for a maximum of twelve directors of the Company. Following the appointments of Jeremy Hicks, Susan Hooper and Giles Thorley to the Board, the Board comprises eleven directors and the Company is accordingly close to reaching this maximum. In order to have the flexibility to appoint additional directors of the Company, it is therefore proposed to increase the maximum number to 15 and Resolution 11 sets out the amendments (including consequential amendments) to the Articles required to effect the proposed increase.

8 *Resolution 12 – Amendment to the Articles of Association*

Institutional guidelines state that a company's articles of association should impose a fixed limit on the level of directors' fees, either individually or in aggregate. The Company's Articles of Association currently provide for an aggregate annual limit of £500,000 and it is proposed to replace this limit with an aggregate annual limit of £650,000 which sum may be increased in the future by the Company by an ordinary resolution. The proposed aggregate limit has been calculated by reference to the current number of directors of the Company, fees currently paid for the provision of the Chairman's services and the potential to appoint additional non-executive directors to the Board. Under the Articles of Association, the fees to be paid to directors in respect of the office of director (such fees are distinct from any remuneration which may be paid to directors in respect of executive employment or other special services to the Company) are to be determined by the Directors and the proposed amendment should provide the Directors with additional flexibility in setting levels of remuneration which are sufficient to attract and retain the directors needed to run the Company successfully.

9 *Resolution 13 – Purchase of own shares*

The Directors are committed to managing the Company's capital effectively and consider that the purchase by the Company of its ordinary shares may, in certain circumstances, be advantageous to shareholders. They believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases of its own shares.

Under the Companies Act 1985 (the "Act"), the Company may only purchase its own shares if authorised to do so by the shareholders in general meeting. The authority which is sought in respect of the ordinary shares of the Company is dealt with in Resolution 13. The maximum number of ordinary shares which can be purchased under the authority is 53,057,730 ordinary shares, which is equivalent to 10 per cent of the Company's issued share capital at the date of this notice. The minimum and maximum prices at which ordinary shares may be purchased are set out in paragraphs (b) and (c) of Resolution 13.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 SI 2003/1116 (the "Regulations") allow a listed company purchasing its own shares in accordance with the Act to hold those shares in treasury as an alternative to cancelling them. Shares held in treasury in this manner would be available for resale by the Company at a later date providing additional flexibility in the management of the Company's capital base. It is the Company's current intention to cancel the shares it may purchase pursuant to the authority granted to it. However, in order to respond properly to the Company's capital requirements and prevailing market conditions, the Directors will reassess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so under the Regulations which in particular impose a maximum limit of up to 10 per cent of the Company's issued share capital being held in treasury.

No dividends will be paid on shares while held in treasury and no voting rights will attach to the treasury shares.

The total number of options to subscribe for ordinary shares outstanding at the date of this notice was 5,861,995, which represented 1.10 per cent of the issued share capital of the Company as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by Resolution 13, the options outstanding at the date of this notice would represent 1.23 per cent of the issued share capital of the Company as reduced following those purchases. The Company has issued no warrants to subscribe for share capital.

The authority which is sought in Resolution 13 will be exercised only if, in the opinion of the Directors, this will result in an increase in earnings per share and would be in the best interests of the Company. The Directors have no present intention of exercising the authority but this position will be kept under review.

10 Documents available for inspection

Copies of the Directors' Contracts of Service, the letters of appointment of the Non-Executive Directors and the Register of Interests of the Directors (and their families) in the shares and debentures of the Company are available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) and will be available for inspection at the Annual General Meeting and for a period of one hour before it commences.

First Choice Holidays PLC

Form of Proxy for holders of Ordinary Shares in the Company

REFERENCE NUMBER CARD I.D. ACCOUNT NUMBER

You can vote electronically at www.sharevote.co.uk using the above numbers

I/We, hereby appoint the Chairman of the Meeting, or

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of First Choice Holidays PLC (the Company) to be held at 10.30am on Wednesday 7 March 2007 and at any adjournment thereof. **(See Note 1)**

Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

If no direction is given, the proxy is authorised to vote or abstain from voting at his/her discretion (including on any other business which may arise at the meeting).

I/We direct my/our proxy to vote as follows:

Resolution	For	Against	Withheld†
1 Ordinary Resolution Directors' Report & Accounts	☐	☐	☐
2 Ordinary Resolution Report on Directors' Remuneration	☐	☐	☐
3 Ordinary Resolution Final Dividend	☐	☐	☐
4 Ordinary Resolution Re-elect Peter Long	☐	☐	☐
5 Ordinary Resolution Re-elect Bill Dalton[1,2]	☐	☐	☐
6 Ordinary Resolution Re-elect Paul Bowtell	☐	☐	☐
7 Ordinary Resolution Re-elect Tony Campbell[1,2]	☐	☐	☐
8 Ordinary Resolution Re-appoint KPMG	☐	☐	☐
9 Ordinary Resolution Section 80 Authority	☐	☐	☐
10 Special Resolution Pre-emption Rights	☐	☐	☐
11 Special Resolution Amendments to the Articles of Association – Maximum number of Directors	☐	☐	☐
12 Special Resolution Amendment to the Articles of Association – Directors' Fees	☐	☐	☐
13 Special Resolution Authority to make market purchases of the Company's Shares	☐	☐	☐

[1]Member of Remuneration Committee
[2]Member of Audit Committee

†The "Vote Withheld" option is to enable you to abstain on any of the specified resolutions. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" or "Against" a resolution.

Date Signature

This card should not be used for any comments, change of address, or other queries. Please send separate instruction.

0504-004-1

Notes:

1 If you wish to appoint a proxy other than the Chairman of the Meeting please delete the words "the Chairman of the Meeting, or" and insert the name and address of the desired proxy. Please initial the amendment.

2 In the case of a corporation, this form of proxy must be given under its Common Seal (if any), or signed on its behalf by an officer or attorney of the corporation or other person or agent duly authorised to sign it. In the case of an individual this form of proxy must be signed by the Shareholder or his attorney.

3 A proxy need not also be a holder of Ordinary Shares in the Company.

4 The completion of this form of proxy will not preclude a holder of Ordinary Shares from attending and voting in person.

5 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority will be determined by the order in which the names stand in the register of members

6 This form of proxy, together with any power of attorney or other authority under which it is signed, must be lodged with the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6US not later than 48 hours before the time fixed for the Meeting.

7 To have the right to attend and vote at the meeting or any adjourned meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of holders of Ordinary Shares by no later than 6.00pm on 5 March 2007 (or, if the meeting is adjourned, 6.00pm on the date which is two days prior to the adjourned meeting). Changes to entries on the register after this time shall be disregarded in determining the right of any holder of Ordinary Shares to attend or vote (and the number of votes they may cast) at the meeting or any adjourned meeting.

8 You may, if you wish, register the appointment of your proxy electronically either via the website www.sharevote.co.uk or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. To use sharevote you will need your reference number, card ID and account number, as printed on your proxy form. Full details and instructions are given on the website. To use the CREST service please refer to the notes in the accompanying Notice of Meeting.

Perivan Financial Print 208365

Detach along dotted line and submit at AGM entry to facilitate reception

Admission Card

First Choice Holidays PLC Annual General Meeting

Wednesday 7 March 2007 at 10.30am at the offices of Deutsche Bank, 1 Great Winchester Street, London EC2N 2DB

If you come to the meeting please bring this card with you. It is evidence of your right to attend and vote at the Meeting and will help you gain admission as quickly as possible.

13 June 2006

FIRST CHOICE HOLIDAYS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 APRIL 2006

HIGHLIGHTS

- Operating loss (on an IFRS basis) increases to £68.7m (2005: £65.2m)
- Improvement in underlying[1] operating loss pre IFRS adjustments to £30.3m (2005: £32.0m) — Improved by 5%
- Interim dividend of 2.25p per ordinary share (2005: 1.95p) — Improved by 15%
- Nine strategic acquisitions in niche specialist segments made in the first half for £94.9m and the acquisition pipeline continues to be strong
- The three specialist sectors first half performance improved by £4.4m
- IFRS adjustments increase first half loss by £34.4m (2005: £32.9m), as previously indicated, which will predominantly reverse in the second half
- Net financing expenses increased by £8m as a result of refinancing the convertible preference shares (£6m) and acquisition financing (£2m)
- Loss before tax increases to £78.2m (2005: £66.7m)

RECEIVED 2007 DEC 11 P 12:51

Current trading

- For Summer 2006 Mainstream Holidays Sector revenues are up 4% with long-haul revenues and bookings up 38% and 30% respectively, while margins remain strong
- Specialist Holidays Sector rate of sale and margins for the high season are up against last year
- Activity revenues are up 48% in total for Summer 2006 and 5% on a like-for-like basis
- Online Destination Services bednight bookings for Summer 2006 are up over 60%

Commenting on the results, Peter Long, Chief Executive said:

"We are pleased with our first half performance and have seen our strategy to build a portfolio of leisure travel businesses pay dividends during the first half. Having a diverse portfolio of businesses and a flexible business model means that we are not over-reliant on any one single destination or source market. By focusing on segments of the marketplace that demonstrate strong growth characteristics, we are satisfying customers' increasing

[1] Operating loss before goodwill amortisation, interest, joint venture & associate and IFRS adjustments. Refer to the tables on page 1 for a reconciliation of underlying and IFRS losses.

demand for differentiated holiday experiences. We remain very focused on a combination of organic and acquisition-led growth. The acquisition pipeline of specialist businesses is strong and will help us build significant leadership positions in the segments of the marketplace we find attractive.

The increase in the interim dividend reflects our continuing confidence that the flexible business model we have created will continue to be highly cash generative. The outlook for the high season in July and August remains strong and we are confident of the outcome for the full year as we continue to progress towards our 5% margin target by 2007."

Enquires:

First Choice Holidays	
Peter Long, Chief Executive	Tel: 020 7796 4133 on 13 June Tel: 01293 588530 thereafter
Paul Bowtell, Group Finance Director	Tel: 020 7796 4133 on 13 June Tel: 01293 588750 thereafter
Lesley Allan, Director Corporate Communications	Tel: 020 7796 4133 on 13 June Tel: 01293 588944 thereafter
Andy Jones, Director, Planning & Financial Control	Tel: 020 7796 4133 on 13 June Tel: 01293 588038 thereafter
Hudson Sandler	
Jessica Rouleau/Michael Sandler	Tel: 020 7796 4133

Note to editors:

High resolution images are available for the media to view and download from www.vismedia.co.uk. For details of the webcast please visit our website www.firstchoiceholidaysplc.co.uk .

INTERIM STATEMENT

Overview

The Group's strategy is to build a portfolio of leisure travel businesses that participate in high growth segments of the marketplace in which they operate. This strategy has enabled the delivery of a good first half financial performance in market conditions that for certain businesses have been challenging. The operating loss under International Financial Reporting Standards (IFRS) has increased to £68.7m (2005: £65.2m), although the underlying operating loss (before interest, JV and associate) and before adjusting for IFRS changes, has improved by 5% to £30.3m (2005: £32.0m).

We continue to differentiate the Mainstream product, leverage the flexible business models across the Group and invest in companies in niche segments of the marketplace that offer good growth prospects. The combined result of these initiatives is to further diversify risk and increase the geographic spread of the portfolio.

IFRS

This is the first time the Group is reporting under IFRS. When we notified the market of the impact of IFRS in October 2005 we announced that a number of specific accounting adjustments under IFRS would impact the phasing of our Winter and Summer profitability. As a result of these changes, first half losses before tax and amortisation have increased by £34.4m.

Accordingly, the headline loss before interest and tax has increased to £67.0m (2005: £65.5m). In addition, the refinancing of the convertible preference shares (£6.0m) we carried out last Summer, together with a higher level of acquisition spend (£2.0m), has led to an additional £8.0m of net financing expenses. The headline loss before tax, therefore, has increased to £76.5m (2005: £67.0m).

£'m	**HY06**	**HY05**
Underlying operating loss pre IFRS	(30.3)	(32.0)
IFRS adjustment	(33.8)	(32.5)
Operating loss post IFRS	(64.1)	(64.5)
Joint venture & associate*	(2.9)	(1.0)
Headline loss before interest and tax	(67.0)	(65.5)
Interest*	(9.5)	(1.5)
Headline loss before tax	**(76.5)**	**(67.0)**

** Including IFRS adjustments – see table below*

The total IFRS adjustments of £34.4m can be summarised as follows:

£'m	**HY06**	**HY05**
Mainstream Holidays	(26.6)	(24.1)
Specialist Holidays	(0.2)	(1.0)
Activity Holidays	(7.0)	(7.4)
ODS	0.0	0.0
Sector level	(33.8)	(32.5)
Joint venture & associate	(0.2)	0.0
Interest	(0.4)	(0.4)
Total IFRS adjustment	**(34.4)**	**(32.9)**

The increase in Winter losses resulting from the change to IFRS will predominantly reverse in the second half of the year, increasing second half profitability. As previously stated, the

accounting changes under IFRS have no impact on the Group's strategy or cash generation. On a full year basis the headline profit before tax for the year ended 31 October 2005 has increased by £1m to £115m (see appendix 1).

Sector review

As part of our chosen strategy, we have identified two growth segments in North America in which we are determined to build a significant presence – student travel and the escorted tours market. We entered the US student travel market in July 2004 with the acquisition of StudentCity.com and since then have made eight further acquisitions in this marketplace. Our entry into the escorted tours market came in December 2005 with the acquisition of the Grand Expeditions group of companies and INTRAV.

Accordingly, we are structuring our North American businesses under First Choice Holdings Inc, that will comprise four divisions - First Choice Expeditions which groups together Country Walkers, Travcoa, TCS, International Expeditions, Park East and INTRAV; First Choice Marine with its distinct brands of The Moorings, Sunsail Yachts, Footloose, NauticBlue and Signature Crewed Yachts; First Choice Independent Vacations where Europe Express will sit and First Choice Student Travel where we now have ten brands catering principally to the college and high school breaks market.

For reporting purposes, First Choice Independent Vacations and First Choice Student Travel are included within the Specialist Holidays Sector while First Choice Expeditions and First Choice Marine are included within the Activity Holidays Sector.

Mainstream Holidays

The Mainstream Holidays Sector has continued to perform well. The Sector's revenue for the six months ended 30 April 2006 was £352.5m (2005: £353.8m, adjusted to include Adult Ski) with a loss before tax of £58.7m (2005: £54.7m). The increase in loss before tax is attributable to the changes in accounting under IFRS (£2.5m) and additional marketing spend (£1.5m) to support the brand as we increase the rate at which we distribute our product through controlled channels. This has resulted in some margin dilution in the first half but does not change our belief that gaining greater control of distribution, and having a direct relationship with our customers, will lead to margin enhancement in the medium term for this Sector.

Winter capacity was reduced by 8% year-on-year with a 24% reduction in short-haul, 11% in medium-haul and a 44% increase in long-haul, while inclusive-tour passenger numbers were down 8% year-on-year. We have seen strong demand for long-haul destinations where passenger volumes were up 41%, with long-haul now accounting for 19% of our Winter programme (2005: 12%).

Our strategy of generating higher quality earnings through differentiating our product offering continues. We are expanding our portfolio of product that is exclusive to First Choice customers and now have five high-quality First Choice Holiday Villages. This all-inclusive product combines comfort and an extensive choice of activities, restaurants and other services and facilities. We will be opening our first long-haul Holiday Village, in the Dominican Republic during Winter 2006/07. For the Summer we are operating four newly configured long-haul Boeing 767s and satisfaction levels from our customers are averaging 78% across the long-haul fleet (up 13 percentage points (ppts) versus last year) while our premium product averages a satisfaction score of 84% (up 12ppts versus last year).

Winter 2005/06

Year-on-year change (%)	Capacity	Customers	Revenue
Short-haul	-24%	-26%	-20%
Medium-haul	-11%	-13%	-9%
Long-haul	+44%	+41%	+48%
Total	**-8%**	**-10%**	**+4%**
Inclusive tour		-8%	+5%
Flight-only		-14%	-7%
Total		**-10%**	**+4%**

	Winter 05/06	Winter 04/05	Change
Customers (000)*			
Short-haul	135	182	-26%
Medium-haul	311	356	-13%
Long-haul	107	76	+41%
Total	**553**	**614**	**-10%**
Headline loss (£m)	(58.7)	(54.7)	-7%
Operating margin	(16.7)%	(15.5)%	-1.2ppts
Controlled distribution**	56.5%	47.3%	+9.2ppts
Online distribution**	31.3%	21.9%	+9.4ppts

** Customer number analysis includes UK inclusive tour and flight-only sales*

*** Controlled and online distribution is expressed as a total % of customer bookings*

Control of distribution remains a key value driver in this Sector, and for Summer 2006 trading, distribution through our own channels has increased to 66% (Summer 2005: 60%). With 31% (Summer 2005: 24%) of bookings being made through our online route to market, we will continue to invest in our direct distribution capability through both the online and retail channels to achieve our targets for controlled distribution. Our research confirms that customers continue to value travel shops for both holiday purchases and research, and accordingly, we are investing in our retail presence in specific regions of the UK in order to further drive controlled distribution. This investment will include franchise partnerships with independent agents and we will seek to open a number of new First Choice Retail stores in key towns where the First Choice brand is not currently well represented.

Specialist Holidays

	Winter 05/06	Winter 04/05	Change
Customers (000)			
Europe	340	411	-17%
North America	258	266	-3%
Total	**598**	**677**	**-12%**
Capacity			**-11%**
Revenue growth*			
Europe	-8%		
North America	+4%		
Total	**-2%**		
Headline (loss)/profit (£m)			
Europe	(7.8)	(6.1)	-28%
North America	14.3	11.1	+29%
Total	**6.5**	**5.0**	**+30%**
Operating margin	1.5%	1.3%	+0.2ppts

** These statistics exclude FY05 and FY06 acquisitions*

The Specialist Holidays Sector now operates from 15 source markets in Continental Europe, the UK and North America and specialises in destination-led and lifestyle holidays. The product is highly differentiated and primarily exclusive to our businesses.

The Sector faced significant challenges in the first half of the year, with hurricanes in the Gulf of Mexico affecting a key destination for our Canadian business and our Student Travel division, bird flu scares in the Eastern Mediterranean and continuing acts of terrorism (particularly in North Africa). All of these events impacted holiday bookings, with total passenger volumes down 12% versus prior year. This Sector, however, operates on the basis of low accommodation and flying commitments with low infrastructure costs. As a result, gearing is quite low and as bookings slowed the individual businesses cut back capacity.

The flexibility of this business model and the importance of having a diversified portfolio have been clearly demonstrated in difficult Winter trading conditions, enabling this Sector to increase headline profit by £1.5m (up 30%) to £6.5m. Of this improvement, the existing businesses delivered £0.4m, £0.3m came from acquisitions and £0.8m from accounting changes under IFRS.

European Specialist Businesses

In the Continental European Specialist businesses, demand was most severely impacted by the ongoing impact of terrorist events in Egypt. Holidays to Egypt were down 27% for the

European Specialist Businesses division, but this was partly countered by strong year-on-year growth to Morocco (up 14%) and Greece (up 19%). Capacity was cut back to underperforming destinations and as a result the profit impact of the revenue shortfall of 8% was not significant.

The UK Specialist businesses continue to focus on improved efficiencies and the move to a new generation, more flexible selling system. Hayes & Jarvis has already migrated to the new system and Citalia and Meon will follow in the second half of the year. Hayes & Jarvis volumes and margins have increased as a result of steps taken internally in the business and recovery from the Tsunami impact of the previous year.

North American Specialist Businesses

In a competitive market, Signature Vacations in Canada has maintained its strong position across all the regions of the country. This business has delivered a record financial performance with an increase in operating profit over the prior year with the majority of the improvement achieved in the core tour operating business, although the retail operations maintained growth in both bookings and revenues against a background of strong competition and discounting.

First Choice Student Travel, based in the US and Canada, focuses on both the leisure and educational segments of the student travel markets. Now providing travel experiences to over 200,000 students per annum, we have a market leading position in the US and Canadian leisure student markets as well as the Canadian educational travel segment. In the first half, the business has continued to grow rapidly both organically and by acquisition. Given the size and highly fragmented nature of the market, we will continue to pursue an aggressive growth and consolidation strategy in both the leisure and educational segments.

First Choice Independent Vacations, which experienced a downturn following the London bombings of July 2005, has recovered and is now trading well.

Activity Holidays

Winter 2005/06

Year-on-year change (%)*	**Customers**	**Revenue**
Marine**	+4%	+11%
Specialist Ski	+19%	+11%
Activity Adventure	+14%	+12%
Total	**+10%**	**+12%**

	Winter 05/06	**Winter 04/05**	**Change**
Headline loss (£m)	(10.2)	(13.7)	+25%
Operating margin	(6.9)%	(22.4)%	+15.5ppts

** These statistics exclude FY05 and FY06 acquisitions, total turnover up 142%*
***Marine currently includes Sunsail Clubs & Flotillas, Inland Waterways and Sunsail Yachts.*

The Activity Holidays Sector delivered an improved result for the first half with revenue up 142% to £148m (2005: £61m) and losses were significantly reduced to £10.2m (2005: £13.7m). While the acquisitions in the Activity Adventure Division and the US businesses

(Grand Expeditions and INTRAV) have contributed to the improved result we are pleased that like-for-like losses continue to improve primarily as a result of enhanced asset utilisation and matching capacity with demand. The like-for-like reduction in losses contributed £0.5m of the first half improvement and the acquisitions contributed a further £2.6m. The balance was as a result of changes under IFRS.

Sunsail Clubs and Flotillas

The Sunsail Clubs revenues were up 22% for the first half of the year and to satisfy increasing demand for higher-quality accommodation within our Club product range, we have added a new Turkish Club, Phokaia. This club, which opened on schedule on 18 May and further strengthens our Mediterranean club portfolio, is already booking very well for the summer season. Revenues for the Sunsail Flotilla business were up 30% for the first half, while full year sales are currently up 13% with particularly strong growth in the Caribbean.

Inland Waterways

The Inland Waterways business is relatively small during the Winter. Nonetheless the business continues to deliver strong top line growth with revenues 15% ahead of the comparable period last year. Continued management focus on utilisation and capacity management has resulted in a two percentage point improvement in occupancy and we are experiencing significant levels of growth in new source markets such as Italy, Spain and Scandinavia.

First Choice Marine

We have consolidated our position in the bareboat yachts charter market through the acquisition of The Moorings and its associated brands in December 2005, and we are now the world's largest bareboat yacht charter operator with over 1,500 yachts and powerboats available for our customers at over 70 bases around the world. Our customers can enjoy the widest range of yachting experiences from premium crewed yachts to quality value-for-money holidays. The integration of The Moorings (and its brands) with our existing Sunsail Yachts operation is progressing well, as we seek to leverage operational synergies within the combined operation and subsequently drive margin improvement.

At the announcement of the preliminary results in December 2005 we indicated that we expected to deliver synergies of around £4.5m from the Grand Expeditions acquisition in the first full year of ownership. These synergies were to be delivered primarily from First Choice Marine and were focused on areas such as removal of duplication in sales offices, base overheads and back office functions. In addition, we announced we would review the corporate head office of Grand Expeditions. After the first six months of ownership we are confident that the initial assessment of potential cost savings will be exceeded in the year to 31 October 2007.

Specialist Ski

Our Specialist Ski division now comprises Luxury Mountain Hotels, FlexiSki and our schools business focusing on ski and educational tours for the UK schools' market. Revenue was up 11% to £17m (2005: £15m). FlexiSki increased passenger numbers by 8% and revenue increased by 9%. The successful first year of operation of the Hotel Le Fitzroy in Val Thorens, increased revenues in the Luxury Mountain Hotels brand by 47% while the schools business continued to grow. Adult Ski is now managed within the Mainstream Holidays Sector.

Activity Adventure

The Activity Adventure businesses experienced another period of strong growth with like-for-like revenues 12% ahead of the comparable period last year (with total revenue growth up 205% to £67m), as all businesses performed in line with expectations. The businesses acquired during the second half of 2005 have integrated well into the Sector and we continue to target acquisitions that can provide new source market opportunities and have high growth characteristics.

We will be maximising the opportunities we now have in the expedition cruising market following the Group's acquisition of INTRAV in January 2006 and Peregrine Adventures in July 2005. A business unit, First Choice Expedition Cruising, has been created to manage the four ships which sail under the leading brands of Peregrine Shipping and Clipper Cruise Line, and will offer an integrated, complementary portfolio of ships and expedition cruise product through a worldwide distribution network.

First Choice Expeditions

The Grand Expeditions escorted tours businesses have traded well since we acquired them in December 2005. These businesses in the United States offer exciting growth opportunities for the Group within a segment that is characterised by high growth and strong margins.

INTRAV, acquired from Kuoni Travel Holding Ltd. in January 2006 is in the process of being restructured. The company we acquired consisted of three distinct business activities: a coastal cruising operation, expedition cruising operating under the Clipper Cruise Line brand and a premium escorted tours business under the INTRAV brand. The coastal cruising operation was sold following the acquisition. The award-winning Clipper Cruise Line is to be managed under First Choice Expedition Cruising (along with our Peregrine cruising product, as noted above). The integration of the escorted tours business into the Group has progressed extremely well, with savings of approximately $6m of overheads and marketing costs identified since acquisition. Consequently, we forecast that the combined entity will break-even this year (2005: $7.0m loss) before the cost of restructuring.

Online Destination Services

The Online Destination Services Sector has achieved a 37% increase in total transaction value (TTV) to £159m (2005: £116m). During the period we have continued to develop the Hotelopia brand with additional airline partnerships at an incremental cost of £0.9m. In addition, Winter trading has been affected by the impact of Hurricane Wilma in Mexico, which is a key Winter destination for Hotelbeds in particular. As a result the trading loss for the period has increased by £0.6m to £1.7m (2005: £1.1m). This also includes a £0.4m Winter loss incurred by the Meridian business, based in Greece, acquired in the first half of 2006.

Hotelbeds now has an extensive infrastructure of 67 offices in 16 countries offering local market knowledge and high quality service. This brand grew its TTV by 37% in the period.

The Bedsonline brand has successfully increased its travel agent customer base to 95% of the consortiums in Spain, while Portugal is also experiencing significant growth. TTV is up 126% and the brand is establishing a foothold in other key European markets, North and South America.

	Winter 05/06	Winter 04/05	Change
Online			
Bednights (000)			
Hotelbeds	2,164	1,495	+45%
Bedsonline	1,126	530	+112%
Hotelopia	1,160	685	+69%
Total	**4,450**	**2,710**	**+64%**
Revenue per bednight (year-on-year change)			
Hotelbeds	-1%		
Bedsonline	+8%		
Hotelopia	+18%		
Total	**+6%**		
Headline loss (£m)	(1.7)	(1.1)	-54%
Operating margin	(1.8)%	(1.5)%	-0.3ppts

Hotelopia, our B2C online brand has seen impressive volume growth in the first half with TTV up 71%. The strategic partnership with easyJet has been very successful and we have in the period also signed partnership agreements to be the accommodation provider for bmi, bmibaby and Spanair. Our partnership with the large Spanish bank BBVA has been expanded and we are now working with them in South America.

Island Cruises

Our joint venture with Royal Caribbean Cruises Ltd. trading as Island Cruises had a successful first half with like for like Winter profitability from the first ship, Island Escape, increasing by £0.5m. The Company's second ship the Island Star, which joined the fleet in late October 2005, underwent a refit in November 2005 that included a total refurbishment of public spaces, the addition/conversion of 76 cabins and the addition of 68 cabin balconies. The cost of this refit was £2.2m during the period. Island Star joined her sister ship, Island Escape in Brazil in December 2005.

For the six months ended 30 April 2006 total revenues grew year-on-year by 82% and passengers carried increased by 77%. However, the re-fit of Island Star and a £0.2m IFRS adjustment resulted in an increase in total first half losses by £2.4m to £3.4m[2] (2005: £1.0m). Both ships are now in the Mediterranean for the Summer and trading for the remainder of the year is in line with expectations.

Acquisitions

In the last six months we have completed nine acquisitions. A number of these have been a continuation of our strategy to build significant positions in segments of the marketplace that have attractive consumer-driven growth characteristics. These include the student travel

[2] Share of JV and associate pre-tax loss of £2.9m includes £0.5m share of associate income (2005: £nil)

market in North America, escorted tours and adventures businesses. In addition, we have also acquired in attractive segments where we have the ability to consolidate a market by acquiring the major specialist yachting competitor, namely The Moorings. With the INTRAV acquisition, we have demonstrated our ability to acquire where radical restructuring is required.

We have continued to acquire businesses in the specialist sectors that demonstrate growth characteristics and the ability to generate superior returns. In December 2005 and January 2006, as previously announced, we acquired the Grand Expeditions group of companies and INTRAV. During the period under review we acquired a further seven specialist businesses and since 1 May we have added one more company to the Group.

The Online Destination Services Sector continues to expand into new geographical markets and in December 2005 we acquired Meridian a Greek destination services business for £3.7m. This acquisition gives us a market leading presence in the Greek Islands.

In January 2006, the Activity Holidays Sector acquired Trek Holidays. Established over 30 years, Trek is one of Canada's leading adventure travel companies. In May, we acquired Travel Class Limited, a leading supplier of ski and UK residential activity trips for schools in the UK market, for a net cash consideration of £6.4m. This acquisition complements our existing schools ski and educational tours business while offering us entry to the UK Activity Centre segment of the market. We are confident that superior returns are achievable from participation in the UK activity segment and a combination with the existing Ski and Travelbound businesses (within the Specialist Ski division) will provide the Group with a market leading position in the school focused travel market with three clear product offerings and brands.

In the North American student travel market, we have continued to build a significant niche segment through further bolt-ons during the period. As announced in the April pre-close statement, we have acquired four businesses in the educational group travel segment of the market for a total consideration of £16m. The acquisition of Educational Tours, based in Chicago, has secured our position as the second largest educational travel company in the US, catering to middle school students. The three other businesses acquired in this segment, School Voyageurs, Educatours and Jumpstreet, are all based in Canada.

We have a strong pipeline of acquisitions in the second half of the year and currently see no sign of this diminishing as we further strengthen our position in the growth segments we have identified.

Cash

Our net debt position of (£187m) represents increased indebtedness of £288m compared to the same point in the prior year (2005: £101m net cash). The net debt position is made up of £156m of cash and £343m of debt. The refinancing of the RCCL preference shares (£199.5m) in the second half of 2005, which gave us improved tax efficiency and a lower cost of debt, combined with our acquisition expenditure account for this increase in debt.

Dividends

The Board has declared an interim dividend of 2.25p (2005: 1.95p) per ordinary share. This represents an increase of 15% compared to the same period in the prior year. This is in line with our stated progressive dividend policy to maintain dividend cover at around two-times. The dividend is payable on 1 November 2006 to shareholders on the register at 29 September 2006.

Outlook

Current trading prospects

y-o-y variation %		Summer 2006 Sales	Summer 2006 Customers
Mainstream*			
	Short-haul	-5	-9
	Medium-haul	-4	-9
	Long-haul	+38	+30
Total		**+4**	**-5**
Capacity			-5
Specialist			
	Europe	-12	-13
	North America	-11	-6
Total		**-12**	**-13**
Capacity			-12
Activity			
	Marine**	+1	n/a
	Adventure**	+11	n/a
	Ski	+20	n/a
Total		**+5**	n/a

Online Destination Services		Summer 2006 Sales	Summer 2006 Bednights
Online			
	Hotelbeds	+40	+60
	Bedsonline	+93	+74
	Hotelopia	+57	+54
Total		**+51**	**+61**

Notes:
These figures are up to 5 June 2006
**These statistics reflect inclusive tour sales only*
***These statistics exclude FY05 and FY06 acquisitions*

In the seven weeks since the trading update on 26 April 2006, trading for Summer 2006 has continued to perform in line with our expectations.

In Mainstream Holidays our performance reflects our focus on long-haul destinations and differentiated product. We continue to refine the short-haul offering and reduce capacity to match demand. Medium-haul destinations are showing an improving trend with Greece, Egypt and Morocco proving extremely popular and Turkey continuing to recover. Sales in our higher quality earnings long-haul programme show that the investment we have made in both the in-flight experience and in resort are proving what our customers want. Margins for the season remain strong.

Specialist Holidays Sector trading has progressed as we anticipated, with our European businesses Summer sales broadly flat against last year across the entire season. We have continued to reduce capacity in the shoulder season, when margins are lower. In the high season, however, the rate of sale and margins has continued to perform ahead of last year. In particular, we have experienced significant demand for Morocco and Greece, while both sales and margins in our UK specialist businesses are up versus last year. Both the Activity Holidays and Online Destination Services Sectors continue to perform well.

Although early in the selling period, where Winter 2006/07 is on sale, we are performing in line with our expectations.

Our Group operates a flexible and efficient business model across a portfolio of brands. This enables us to operate successfully and maintain growth in a more challenging trading environment. Furthermore, opportunities exist to continue to grow our business organically and through acquisitions in order to build significant leadership positions in attractive segments of the travel market with strong growth characteristics. We remain confident of the outlook for the remainder of this year.

Consolidated income statement
for the six months ended 30 April 2006 (unaudited)

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Revenue	**1,016.8**	879.7	2,578.6
Cost of sales	**(949.7)**	(830.2)	(2,220.4)
Gross profit	**67.1**	49.5	358.2
Administrative expenses	**(133.7)**	(114.0)	(242.7)
Share of operating (losses)/ profit of joint venture and associate	**(2.1)**	(0.7)	1.9
Operating (loss)/profit	**(68.7)**	(65.2)	117.4
Analysed as:			
Headline (loss)/profit before interest and tax	**(67.0)**	(65.5)	120.2
Amortisation of business combination intangibles	**(2.5)**	–	(1.9)
Taxation on losses/(profits) of joint venture and associate	**0.8**	0.3	(0.9)
	(68.7)	(65.2)	117.4
Financial income	**3.8**	3.0	7.7
Financial expenses	**(13.3)**	(4.5)	(12.9)
Net financing expenses	**(9.5)**	(1.5)	(5.2)
(Loss)/profit before tax	**(78.2)**	(66.7)	112.2
Taxation	**20.6**	19.1	(31.9)
(Loss)/profit for the period	**(57.6)**	(47.6)	80.3
Attributable to:			
Ordinary shareholders	**(57.8)**	(54.6)	70.1
Preference shareholders	**–**	6.8	10.0
Minority interest	**0.2**	0.2	0.2
(Loss)/profit for the period	**(57.6)**	(47.6)	80.3
Basic (loss)/earnings per ordinary share	**(11.0p)**	(10.5p)	13.5p

Non GAAP measures
Reconciliation of headline (loss)/profit before interest and tax to headline (loss)/earnings

Headline (loss)/profit before interest and tax	**(67.0)**	(65.5)	120.2
Net financing expenses	**(9.5)**	(1.5)	(5.2)
Headline (loss)/profit before tax	**(76.5)**	(67.0)	115.0
Taxation (Group and share of joint ventures and associates)	**21.4**	19.4	(32.8)
Minority interest	**(0.2)**	(0.2)	(0.2)
Preference dividends	**–**	(6.8)	(10.0)
Headline (loss)/earnings	**(55.3)**	(54.6)	72.0
Basic headline (loss)/earnings per ordinary share	**(10.5p)**	(10.5p)	13.9p

Consolidated balance sheet
at 30 April 2006 (unaudited)

	30 April 2006 £m	30 April 2005 £m	31 October 2005 £m
Non-current assets			
Property, plant and equipment	**309.0**	277.6	284.0
Intangible assets	**559.8**	393.4	460.0
Investments in joint venture and associates	**32.4**	31.9	34.5
Other investments	**0.9**	0.8	0.8
Trade and other receivables	**80.4**	52.5	52.3
Deferred tax assets	**61.0**	48.3	49.8
	1,043.5	804.5	881.4
Current assets			
Trade and other receivables	**478.5**	419.7	323.9
Derivative financial instruments	**20.0**	–	–
Cash and cash equivalents	**156.1**	165.8	125.3
Assets classified as held for sale	**6.5**	5.6	9.0
	661.1	591.1	458.2
Total assets	**1,704.6**	1,395.6	1,339.6
Current liabilities			
Interest-bearing loans and borrowings	**(313.4)**	(26.4)	(73.3)
Derivative financial instruments	**(26.4)**	–	–
Trade and other payables	**(1,004.8)**	(854.2)	(799.7)
Provisions	**(13.1)**	(18.4)	(21.3)
Income tax payable	**(3.4)**	(4.6)	(28.4)
	(1,361.1)	(903.6)	(922.7)
Non-current liabilities			
Interest-bearing loans and borrowings	**(30.1)**	(38.4)	(33.9)
Employee benefits	**(34.6)**	(32.7)	(34.2)
Other long term liabilities	**(35.9)**	(21.6)	(25.3)
Provisions	**(32.3)**	(26.7)	(33.4)
Deferred tax liabilities	**(29.0)**	(20.5)	(23.8)
	(161.9)	(139.9)	(150.6)
Total liabilities	**(1,523.0)**	(1,043.5)	(1,073.3)
Net assets	**181.6**	352.1	266.3
Equity			
Share capital	**15.9**	215.3	15.9
Share premium	**241.7**	239.8	241.5
Other reserves	**336.8**	162.1	337.8
Retained earnings	**(413.2)**	(265.4)	(329.2)
Total equity attributable to equity holders of the parent	**181.2**	351.8	266.0
Minority interest	**0.4**	0.3	0.3
Total equity	**181.6**	352.1	266.3

Consolidated statement of cash flows
for the six months ended 30 April 2006 (unaudited)

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
(Loss)/profit for the period	**(57.6)**	(47.6)	80.3
Adjustment for:			
Depreciation and amortisation	**24.2**	19.0	43.2
Equity-settled share-based payment expenses	**3.0**	1.0	2.2
Loss/(gain) on sale of property, plant and equipment	**-**	0.1	(0.4)
Loss/(income) from joint venture and associate	**2.1**	0.7	(1.9)
Finance income	**(3.8)**	(3.0)	(7.7)
Finance expense	**13.3**	4.5	12.9
Income tax (credit) / expense	**(20.6)**	(19.1)	31.9
Operating (loss)/profit before changes in working capital and provisions	**(39.4)**	(44.4)	160.5
Increase in trade and other receivables	**(168.5)**	(145.8)	(41.0)
Increase in trade and other payables	**160.3**	144.1	29.0
(Decrease)/increase in provisions and employee benefits	**(5.9)**	1.2	9.4
Cash flows from operations	**(53.5)**	(44.9)	157.9
Interest paid	**(11.1)**	(0.8)	(7.0)
Interest received	**2.1**	0.2	3.4
Income taxes paid	**(9.3)**	(11.3)	(32.5)
Cash flows from operating activities	**(71.8)**	(56.8)	121.8
Investing activities			
Proceeds from sale of property, plant and equipment	**15.9**	4.1	11.1
(Purchase of)/proceeds from sale of investments	**(0.1)**	-	0.1
Dividends received	**-**	-	0.3
Acquisition of subsidiaries, net of cash acquired	**(79.5)**	(1.7)	(33.1)
Acquisition of property, plant and equipment	**(20.4)**	(30.4)	(65.8)
Net cash flow from investing activities	**(84.1)**	(28.0)	(87.4)
Financing activities			
Proceeds from the issue of share capital	**0.2**	-	1.4
Proceeds from new loans	**294.9**	-	30.9
Repayment of borrowings	**(40.3)**	(2.9)	(7.9)
Payment of finance lease liabilities	**(13.6)**	(1.5)	(7.2)
Ordinary dividends paid	**(34.7)**	(28.5)	(28.7)
Preference dividends paid	**-**	(6.7)	(11.0)
Redemption of preference shares	**-**	-	(199.5)
Net cash flow from financing activities	**206.5**	(39.6)	(222.0)
Net increase/(decrease) in cash and cash equivalents	**50.6**	(124.4)	(187.6)
Cash and cash equivalents at start of period	**105.4**	292.2	292.2
Effect of foreign exchange on cash held	**0.1**	(2.0)	0.8
Cash and cash equivalents at end of period	**156.1**	165.8	105.4
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	**156.1**	165.8	125.3
Overdraft bank accounts shown in interest bearing liabilities	**-**	-	(19.9)
Cash and cash equivalents for the cash flow statement	**156.1**	165.8	105.4

Consolidated statement of recognised income and expense

for the six months ended 30 April 2006 (unaudited)

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Foreign exchange translation	**0.7**	(0.8)	(2.1)
Actuarial losses arising in respect of defined benefit pension schemes	**–**	–	(8.0)
Tax on items taken directly to equity	**2.7**	–	5.2
Cash flow hedges:			
- movement in fair value	**(7.4)**	–	–
- amounts recycled to the income statement	**(1.4)**	–	–
Net expense recognised directly in equity	**(5.4)**	(0.8)	(4.9)
(Loss)/profit for the period	**(57.6)**	(47.6)	80.3
Total recognised (expense)/income for the period	**(63.0)**	(48.4)	75.4
Attributable to:			
Ordinary shareholders	**(63.2)**	(55.4)	65.2
Preference shareholders	**–**	6.8	10.0
Minority interest	**0.2**	0.2	0.2
	(63.0)	(48.4)	75.4

First time adoption of IAS 32 and 39			
Hedging reserve	**4.4**	–	–
Retained earnings	**(4.7)**	–	–
	(0.3)	–	–

Notes (unaudited)

1. **Basis of preparation**

First Choice Holidays PLC (the "Company") is a company domiciled in the United Kingdom. The consolidated interim financial statements of the Company for the six months ended 30 April 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 October 2006, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted by the EU ("adopted IFRSs"). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 October 2006 or are expected to be endorsed and effective (or available for early adoption) at 31 October 2006, the Group's first annual reporting date at which it is required to use adopted IFRSs.

The adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 October 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 October 2006.

The consolidated interim financial statements do not include all of the information required for full annual financial statements and none of the financial information included within the consolidated interim financial statements has been subject to audit.

The comparative figures for the financial year ended 31 October 2005 and the six month period to 30 April 2005 are extracted from the "First Choice Holidays PLC IFRS Update" and "IFRS Supporting Documentation" as published by the Group on 23 March 2006. This information is available on the Group's website, www.firstchoiceholidaysplc.com.

With the exception of financial instruments, as detailed below, the accounting policies and first time adoption transitional rules followed in this interim financial report are the same as those published by the Group on 23 March 2006 within the IFRS Update, which is also available on the Group's website, www.firstchoiceholidaysplc.com. To further aid understanding and comparability with the Group's historic performance, the tables in Appendix 1 show a reconciliation between the income statements and the balance sheet under IFRS and the results under UK GAAP for the 6 month period ended 30 April 2005 and the year ended 31 October 2005.

The comparative figures for the financial year ended 31 October 2005 are not the Company's statutory accounts for the financial year. These accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A copy of this report and financial information is available for members of the public from the Company's registered office at First Choice House, London Road, Crawley, West Sussex, RH10 9GX. Website: www.firstchoiceholidaysplc.com.

Accounting policy for financial instruments

In accordance with IFRS 1, "First Time Adoption of International Financial Reporting Standards", the Group has applied the transition adoption rules for IAS 32: Financial Instruments (Disclosure and Presentation) and IAS 39: Financial Instruments (Recognition and Measurement). The Group has therefore applied these standards, and the related accounting policies, only with effect for the current period from 1 November 2005 and not within the comparative financial information. The opening balance sheet at 1 November 2005 has been adjusted to reflect the adoption of these standards from that date and details of these adjustments can be found in note 10.

2. Segmental information

Segmental Information
Sector analysis

Period ended 30 April 2006

Leisure Travel £m	**Mainstream Holidays**	**Specialist Holidays**	**Activity Holidays**	**Online Destination Services**	**Eliminations**	**Joint venture and associate**	**Total Group**
Revenue							
Total revenue	361.9	420.8	147.6	100.8	(14.3)	–	1,016.8
Less: Inter segment revenue	(9.4)	–	–	(4.9)	14.3	–	–
External revenue							
- continuing operations	352.5	420.8	106.7	95.2	–	–	975.2
- acquisitions	–	–	40.9	0.7	–	–	41.6
Total external revenue	**352.5**	**420.8**	**147.6**	**95.9**	**–**	**–**	**1,016.8**
Operating loss	(58.7)	6.3	(12.3)	(1.9)	–	(2.1)	(68.7)
Add back:							
Amortisation of business combination intangibles	–	0.2	2.1	0.2	–	–	2.5
Taxation on joint venture and associates	–	–	–	–	–	(0.8)	(0.8)
Headline loss before interest and tax	**(58.7)**	**6.5**	**(10.2)**	**(1.7)**	**–**	**(2.9)**	**(67.0)**
Analysed as:							
- continuing operations	(58.7)	6.5	(11.6)	(1.3)	–	–	(65.1)
- acquisitions	–	–	1.4	(0.4)	–	–	1.0
Joint venture and associates before tax	–	–	–	–	–	(2.9)	(2.9)
	(58.7)	6.5	(10.2)	(1.7)	–	(2.9)	(67.0)
Net financing expenses							(9.5)
Headline loss before tax							(76.5)

2. Segmental information – cont'd

Segmental information
Sector analysis

Period ended 30 April 2005

Leisure Travel

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
Revenue							
Total revenue	366.6	391.2	61.1	80.8	(20.0)	–	879.7
Less: Inter segment revenue	(12.8)	–	–	(7.2)	20.0	–	–
Total external revenue	**353.8**	**391.2**	**61.1**	**73.6**	**–**	**–**	**879.7**
Operating loss	**(54.7)**	**5.0**	**(13.7)**	**(1.1)**	**–**	**(0.7)**	**(65.2)**
Add back:							
Amortisation of business combination intangibles	–	–	–	–	–	–	–
Taxation on joint venture and associates	–	–	–	–	–	(0.3)	(0.3)
Headline loss before interest and tax	**(54.7)**	**5.0**	**(13.7)**	**(1.1)**	**–**	**(1.0)**	**(65.5)**
Analysed as:							
- continuing operations	(54.7)	5.0	(13.7)	(1.1)	–	–	(64.5)
Joint venture and associates before tax	–	–	–	–	–	(1.0)	(1.0)
	(54.7)	5.0	(13.7)	(1.1)	–	(1.0)	(65.5)
Net financing expenses							(1.5)
Headline loss before tax							**(67.0)**

Segmental information
Sector analysis
Leisure Travel

Period ended 31 October 2005

£m	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
Revenue							
Total revenue	1,292.2	890.6	193.6	249.1	(46.9)	–	2,578.6
Less: Inter segment revenue	(27.9)	–	–	(19.0)	46.9	–	–
Total external revenue	**1,264.3**	**890.6**	**193.6**	**230.1**	**–**	**–**	**2,578.6**
Operating profit	**57.5**	**30.7**	**15.9**	**11.4**	**–**	**1.9**	**117.4**
Add back:							
Amortisation of business combination intangibles	–	0.8	1.1	–	–	–	1.9
Taxation on joint venture and associates	–	–	–	–	–	0.9	0.9
Headline loss before interest and tax	**57.5**	**31.5**	**17.0**	**11.4**	**–**	**2.8**	**120.2**
Analysed as:							
- continuing operations	57.5	31.5	17.0	11.4	–	–	117.4
Joint venture and associates before tax	–	–	–	–	–	2.8	2.8
	57.5	31.5	17.0	11.4	–	2.8	120.2
Net financing expenses							(5.2)
Headline loss before tax							**115.0**

Comparative segmental information has been restated to reflect the transfer of management of the Adult Ski business from the Activity Holidays to the Mainstream Holidays Sector.

3. Net financing expenses

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Interest income	**2.0**	1.5	4.7
Expected return on pension scheme assets	**1.8**	1.5	3.0
Financial income	**3.8**	3.0	7.7
Bank interest payable on loans and overdrafts	**(10.5)**	(1.8)	(7.3)
Finance lease charges	**(0.6)**	(0.8)	(1.8)
Interest on pension scheme liabilities	**(2.2)**	(1.9)	(3.8)
Financial expenses	**(13.3)**	(4.5)	(12.9)
Net financing expenses	**(9.5)**	(1.5)	(5.2)

4. Taxation

Income tax for the six month period to 30 April 2006 is calculated using the estimated annual effective tax rate for the year ending 31 October 2006 applied to the pre-tax loss before amortisation of business combination intangibles for the interim period.

The tax credit for the period comprises both the Group tax credit, and the joint venture tax credit and associate tax charge which, under IFRS, are included within the Group's share of joint venture and associate profits and losses on the face of the income statement.

On this basis, the tax rate applied on the loss before tax for the interim period is 28% (2005: full year rate 29%).

5. Dividends

Ordinary shares

Dividends have been recognised within equity as follows:

	6 months 30 April 2006 £m	6 months 30 April 2005 £m	Year 31 October 2005 £m
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	**24.5**	19.4	19.4
Interim dividend paid for 2005 of 1.95p	**–**	–	10.1
	24.5	19.4	29.5

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.25p per share (2005: 1.95p) payable on 1 November 2006 to the holders of relevant shares on the register at 29 September 2006. The interim dividend amounts to £11.8m (2005: £10.1m) and will be recognised in the financial statements in the second half of the year.

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 11 October 2006 and any requests should be made in good time ahead of that date.

Preference shares

All preference shares were redeemed by the Company on 27 July 2005. In the six month period to 30 April 2005, preference share dividends of £6.7m were paid.

6. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2006 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts.

	Loss	**Weighted average no. of shares**	**Loss per share**	Loss	Weighted average no. of shares	Loss per share
	2006 £m	**2006 millions**	**2006 pence**	2005 £m	2005 millions	2005 pence
Basic loss per ordinary share	**(57.8)**	**524.2**	**(11.0)**	(54.6)	518.5	(10.5)
Amortisation of business combination intangibles	**2.5**	**–**	**0.5**	–	–	–
Headline loss per ordinary share	**(55.3)**	**524.2**	**(10.5)**	(54.6)	518.5	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic earnings per share and diluted adjusted loss per share has not been disclosed as all the potential ordinary shares that comprise the calculation are anti-dilutive.

7. Acquisitions

During the six months ended 30 April 2006, the Group has made the following acquisitions:

Sector & entity	Country of operation	Date of acquisition	Consideration £m
Specialist			
Jumpstreet*	Canada	April 2006	1.7
School Voyageurs*	Canada	April 2006	2.3
Educatours*	Canada	April 2006	1.4
Educational Tours, Inc.*	U.S.A.	April 2006	11.1
Activity			
Grand Expeditions	U.S.A.	December 2005	43.1
Intrav	U.S.A.	January 2006	26.7
Think Adventures	Australia	November 2005	0.1
Trek Holidays+	Canada	January 2006	4.8
ODS			
Meridian	Greece	December 2005	3.7
			94.9

* Provisional consideration is dependent on working capital balances
+ Provisional consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £67.8m; deferred consideration and acquisition costs of £11.7m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £79.5m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions £m	**Book value prior to acquisition**	**Accounting policy alignment**	**Fair value adjustments (provisional)**	**Fair value to Group (provisional)**
Property, plant and equipment	33.2	–	0.7	33.9
Other intangible assets	0.4	–	13.3	13.7
Deferred tax assets	5.1	0.5	2.5	8.1
Assets classified as held for sale	14.4	–	(5.2)	9.2
Trade and other receivables	18.2	(1.3)	–	16.9
Trade and other payables	(65.3)	–	–	(65.3)
Interest-bearing loans and borrowings	(18.8)	–	–	(18.8)
Income tax receivable/(payable)	0.2	–	(4.9)	(4.7)
Deferred tax liabilities	(0.3)	–	(5.0)	(5.3)
Cash and cash equivalents	21.6	–	–	21.6
Net identifiable assets and liabilities	8.7	(0.8)	1.4	9.3
Goodwill on acquisition				87.0
Fair value of consideration			94.9	
Acquisition costs			1.4	
Total cost of investment				96.3
Cash and cash equivalents acquired				(21.6)
Deferred consideration and accrued costs				(6.9)
Net cash outflow				**67.8**

8. Reconciliation of movements in equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 31 October 2005	**15.9**	**241.5**	**337.8**	**(329.2)**	**266.0**	**0.3**	**266.3**
Transition adjustments on adoption of IAS 32 and 39	–	–	4.4	(4.7)	(0.3)	–	(0.3)
Re-stated at 1 November 2005	**15.9**	**241.5**	**342.2**	**(333.9)**	**265.7**	**0.3**	**266.0**
Share based payment	–	–	–	3.0	3.0	–	3.0
Shares issued	–	0.2	–	–	0.2	–	0.2
Total recognised (expense)/ income for the period	–	–	(5.4)	(57.8)	(63.2)	0.2	(63.0)
Ordinary dividends	–	–	–	(24.5)	(24.5)	–	(24.5)
Minority interest dividend	–	–	–	–	–	(0.1)	(0.1)
At 30 April 2006	**15.9**	**241.7**	**336.8**	**(413.2)**	**181.2**	**0.4**	**181.6**

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserves £m	Total £m
At 31 October 2005	**201.4**	**138.5**	**(2.1)**	**–**	**337.8**
Transition adjustments on adoption of IAS 32 and 39	–	–	–	4.4	4.4
Re-stated at 1 November 2005	**201.4**	**138.5**	**(2.1)**	**4.4**	**342.2**
Total recognised (expense)/ income for the period	–	–	0.7	(6.1)	(5.4)
At 30 April 2006	**201.4**	**138.5**	**(1.4)**	**(1.7)**	**336.8**

9. Movements in cash and net (debt)/funds

	30 April 2006 £m	Cash movement £m	Foreign exchange movements £m	Arising on acquisition £m	Adoption of IAS 32 and 39 £m	31 October 2005 £m	30 April 2005 £m
Cash and cash equivalents	**156.1**	30.7	0.1	–	–	125.3	165.8
Bank overdrafts	–	19.9	–	–	–	(19.9)	–
Movements in cash and cash equivalents	**156.1**	50.6	0.1	–	–	105.4	165.8
Bank loans	**(336.0)**	(254.6)	0.2	(15.2)	2.0	(68.4)	(41.6)
Finance leases	**(7.5)**	13.6	–	(3.6)	1.4	(18.9)	(23.2)
Net (debt)/funds	**(187.4)**	(190.4)	0.3	(18.8)	3.4	18.1	101.0

10. Financial instruments

As set out in note 1, the Group has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Recognition and Measurement" from 1 November 2005. In accordance with IFRS 1, "First Time Adoption of International Financial Reporting Standards", the Group has elected not to re-state comparative information for the impacts of IAS 32 and 39.

Instead, for the year ended 31 October 2005, the accounting policies documented in the UK GAAP financial statements for the year ended 31 October 2005 were applied in respect of: financial instruments issued by the Group; investments equity securities; derivative financial instruments; hedging and translation of foreign currency monetary items.

For the six months to 30 April 2006, the following accounting policies have been applied:

Derivative financial instruments and hedging

Derivative financial instruments

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of fuel swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current fuel prices. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability. For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to

10. Financial instruments – cont'd

occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss previously recognised in equity is recognised in the income statement immediately.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged and any gains or losses on remeasurement are also recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves). On the discontinuance of hedge accounting, any adjustment made to the carrying amount of the hedged item as a consequence of the fair value hedge relationship is recognised in the income statement over the remaining life of the hedged item.

Effect of first time adoption of IAS 32 and IAS 39 on 1 November 2005

To adopt IAS 32 and IAS 39 within the balance sheet as at 1 November 2005, the following adjustments have been necessary:

- The recognition on balance sheet of the fair value of derivative financial assets of £23.0m and the fair value of derivative financial liabilities of £18.9m. Unrealised fair value gains of £6.3m on cash flow hedges are included within the hedging reserve. Unrealised fair value losses of £2.2m on fair value hedges are included within retained earnings. Under UK GAAP derivatives were held off balance sheet and were recognised at the time of the hedged transaction.

- IAS 21 requires that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date. Many businesses within the Group already translated at the closing spot exchange rate at each reporting date under UK GAAP. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to decrease net assets by £4.6m at 1 November 2005.

The total adjustment to net assets, after tax, has been recorded directly to equity (note 8) and is summarised below:

10. Financial instruments – cont'd

	Derivative financial instruments £m	Translation at spot rate £m	Deferred tax impact £m	Total £m
Non-current assets				
Trade and other receivables	–	(8.3)	–	(8.3)
Deferred tax assets	–	–	2.1	2.1
Current financial assets				
Derivative financial instruments	23.0	–	–	23.0
Current liabilities				
Trade and other payables	–	(3.9)	–	(3.9)
Finance leases	–	1.4	–	1.4
Loans	–	2.0	–	2.0
Derivative financial instruments	(18.9)	–	–	(18.9)
Non-current liabilities				
Provisions	–	4.2	–	4.2
Deferred tax liabilities	–	–	(1.9)	(1.9)
	4.1	**(4.6)**	**0.2**	**(0.3)**
Equity				
Cash flow hedging reserve	6.3		(1.9)	4.4
Retained earnings	(2.2)	(4.6)	2.1	(4.7)
	4.1	**(4.6)**	**0.2**	**(0.3)**

Derivative financial instruments at 1 November 2005 relate to forward foreign exchange contracts, interest rate swaps and fuel swaps. These instruments are used to reduce the exposure of the Group to movements in foreign exchange rates, interest rates and the price of fuel.

11. Approval

The interim financial statements were approved by the Board on 12 June 2006.

Independent Review Report by KPMG Audit Plc to First Choice Holidays PLC

Introduction

We have been engaged by First Choice Holidays PLC ('the Company') to review the financial information for the six month period to 30 April 2006 which comprises the Consolidated income statement, the Consolidated balance sheet, the Consolidated statement of cash flows, the Consolidated statement of recognised income and expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 April 2006.

KPMG Audit Plc
Chartered Accountants
London
12 June 2006

APPENDIX 1 : IFRS comparative financial information for the 6 months ended 30 April 2005 and the year ended 31 October 2005

Income statement

For the year ended 31 October 2005, profit before interest and tax was £117.4m under IFRS compared to £93.5m under UK GAAP, an increase of £23.9m. Profit before tax was £112.2m under IFRS compared to £89.1m under UK GAAP, an increase of £23.1m.

Reconciliation between UK GAAP and IFRS of GAAP measure income statement

	31 October 2005 PBIT £m	31 October 2005 PBT £m	30 April 2005 LBIT £m	30 April 2005 LBT £m
UK GAAP	**93.5**	**89.1**	**(44.8)**	**(45.9)**
Pensions accounting	0.6	0.6	0.3	0.3
Holiday pay accrual	–	–	1.0	1.0
Cost recognition	(0.4)	(0.4)	(34.5)	(34.5)
Share based payments	0.8	0.8	0.4	0.4
Pension interest re-classification	0.8	–	0.4	–
Goodwill amortisation	24.9	24.9	11.8	11.8
Amortisation of acquired intangibles	(1.9)	(1.9)	–	–
Taxation on joint ventures and associates	(0.9)	(0.9)	0.3	0.3
Other adjustments	–	–	(0.1)	(0.1)
As adjusted under IFRS	117.4	112.2	(65.2)	(66.7)
Change	23.9	23.1	(20.4)	(20.8)

Headline profits

For the year ended 31 October 2005, headline profit before interest and tax[1] was £120.2m under IFRS compared to £118.4m under UK GAAP, an increase of £1.8m. Headline profit before tax[2] was £115.0m under IFRS compared to £114.0m under UK GAAP, an increase of £1.0m.

Reconciliation between UK GAAP and IFRS of key income statement indicators

	31 October 2005 Headline PBIT[1] £m	31 October 2005 Headline PBT[2] £m	30 April 2005 Headline LBIT[1] £m	30 April 2005 Headline LBT[2] £m
UK GAAP	**118.4**	**114.0**	**(33.0)**	**(34.1)**
Pensions accounting	0.6	0.6	0.3	0.3
Holiday pay accrual	–	–	1.0	1.0
Cost recognition	(0.4)	(0.4)	(34.5)	(34.5)
Share based payments	0.8	0.8	0.4	0.4
Pension interest re-classification	0.8	–	0.4	–
Other adjustments	–	–	(0.1)	(0.1)
As adjusted under IFRS	120.2	115.0	(65.5)	(67.0)
Change	1.8	1.0	(32.5)	(32.9)

1 Headline profit/loss before interest and tax is defined as profit/loss before interest, taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

2 Headline profit/loss before tax is defined as profit/loss before taxation (Group and share of joint ventures and associates), exceptional items and amortisation of intangible assets acquired in business combinations.

Balance sheet

For the year ended 31 October 2005, equity was reduced by £36.0m to £266.3m compared to £302.3m under UK GAAP. For the six months ended 30 April 2005, equity was reduced by £82.2m to £352.1m compared to £434.3m under UK GAAP.

Reconciliation between UK GAAP and IFRS equity

	Equity at 31 October 2005 £m	Equity at 30 April 2005 £m	Equity at 31 October 2004 £m
UK GAAP	**302.3**	**434.3**	**487.1**
Pensions accounting	(38.2)	(30.5)	(30.8)
Holiday pay accrual	(4.0)	(3.0)	(4.0)
Cost recognition	(70.3)	(104.4)	(69.9)
Dividends	24.5	10.1	19.4
Share based payments	2.8	2.1	0.8
Lease incentives	(2.9)	(2.9)	(2.8)
Taxation	33.2	37.2	27.7
Goodwill amortisation	24.9	11.8	–
IFRS 3 intangible amortisation	(1.9)	–	–
Other adjustments	(4.1)	(2.6)	(2.7)
As adjusted under IFRS	**266.3**	**352.1**	**424.8**
Change	**(36.0)**	**(82.2)**	**(62.3)**

This document is important and requires your immediate attention. When considering what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your ordinary shares in the Company, please pass this document and the accompanying Form of Proxy to the purchaser or transferee, or to the stockbroker, bank or other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

First Choice Holidays PLC

Where leisure travels further

FIRST CHOICE HOLIDAYS PLC

Final Dividend for the year ended 31 October 2005

Notice of Annual General Meeting

CONTENTS

TIMETABLE OF EVENTS

	2006
Ordinary shares quoted ex dividend	1 March
Record date of entitlement to the 2005 Final Dividend	3 March
Final date for election to participate in the Dividend Reinvestment Plan	**16 March at 5.00pm**
Final date for receipt by Registrars of Forms of Proxy	21 March at 10.30am
Time and date of Annual General Meeting	23 March at 10.30am
Posting of Dividend warrants and vouchers	5 April
Dividend Payment Date and Purchase Date for DRIP	6 April
Posting of share certificates and CREST Statements	21 April
CREST Credit Date	24 April

FIRST CHOICE HOLIDAYS PLC

(Registered in England and Wales No. 48967)

Registered Office:
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

6 January 2006

To: THE HOLDERS OF ORDINARY SHARES AND, FOR INFORMATION ONLY, THE PARTICIPANTS IN THE COMPANY'S EMPLOYEE SHARE SCHEMES

Dear Shareholder

ANNUAL GENERAL MEETING

This document contains the Notice of the 2006 Annual General Meeting of the Company which will be held at 10.30am on Thursday 23 March 2006 at the offices of ABN Amro, 250 Bishopsgate, London EC2M 4AA. An explanation of the business to be transacted is set out below and in the explanatory notes on page 10.

You will see that, in addition to the ordinary business to be dealt with, there are five items of special business which require the AGM's attention:

- Resolutions 11 and 12 concern the Directors' authority to allot the Company's shares – see the explanatory notes on page 11;
- Resolutions 13 and 15 are to amend the Articles of Association of the Company – see the explanatory notes on pages 11 and 12; and
- Resolution 14 concerns the general authority to make market purchases of ordinary shares of 3 pence each of the Company – see the explanatory notes on pages 11 and 12.

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan (the "Plan") was introduced by the Company in 2000. The Plan is a dealing facility which enables those shareholders who are entitled to the proposed final dividend for the year ended 31 October 2005 of 4.65 pence per share, and any subsequent dividends to which the Plan applies, to invest the cash dividends received in purchasing further ordinary shares. The Plan is administered by Lloyds TSB Group plc through Lloyds TSB Registrars.

Those shareholders who have already elected to participate in the Plan will automatically be included in the Plan for the year ended 31 October 2005. Those shareholders who have not already elected to participate in the Plan, and would like to participate with respect to the final dividend for the year ended 31 October 2005, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the final dividend for 2005 is 16 March 2006 and any requests should be made in good time ahead of that date.

If you are in any doubt about how your tax position will be affected should you choose to join the Plan, you should consult your own financial adviser before taking any action.

Action to be taken

If you wish to receive the whole of your dividend in cash, and you have not previously elected to participate in the Plan, you need take no action. The final dividend for the year ended 31 October 2005 will be paid to you in cash in the normal way on 6 April 2006. If you wish to receive the whole of your dividend in cash, and have previously elected to participate in the Plan, you will need to notify Lloyds TSB Registrars in writing in accordance with the terms of the Plan.

Enclosed is a form of proxy for use by the ordinary shareholders at the AGM. You should complete and return the form of proxy, in accordance with the instructions printed thereon, as soon as possible and, in any event, so that it is received not later than **10.30am on 21 March 2006.** Completion and return of a form of proxy will not preclude you from attending the AGM and voting in person should you so wish. An appointment of a proxy may also be returned by completing it online, please refer to the notes on page 9. For CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, please refer to the notes on page 9.

Your Directors consider that the passing of all the resolutions is in the best interests of the Company and its shareholders. Accordingly, they recommend shareholders to vote in favour of the resolutions – as they intend to do in respect of their own beneficial shareholdings.

Yours sincerely

Sir Michael Hodgkinson
Chairman

FIRST CHOICE HOLIDAYS PLC

NOTICE OF ANNUAL GENERAL MEETING

To: **THE HOLDERS OF ORDINARY SHARES AND, FOR INFORMATION ONLY, THE PARTICIPANTS IN THE COMPANY'S EMPLOYEE SHARE SCHEMES**

NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting of First Choice Holidays PLC will be held at the offices of ABN Amro, 250 Bishopsgate, London, EC2M 4AA on Thursday 23 March 2006 at 10.30am for the following purposes:

ORDINARY BUSINESS

1 To receive and adopt the Reports of the Directors and the Auditors and the Accounts for the year ended 31 October 2005.

2 To receive and approve the Report of the Board to Shareholders on Directors' Remuneration for the year ended 31 October 2005.

3 To declare a final dividend.

4 To re-elect Sir Michael Hodgkinson as a Director.

5 To re-elect Dermot Blastland as a Director.

6 To re-elect Clare Chapman as a Director.

7 To re-elect Susan Hooper as a Director having been appointed since the last Annual General Meeting.

8 To re-elect Jeremy Hicks as a Director having been appointed since the last Annual General Meeting.

9 To re-elect Giles Thorley as a Director having been appointed since the last Annual General Meeting.

10 To re-appoint KPMG Audit Plc as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company at a remuneration to be fixed by the Directors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions. Resolution 11 will be proposed as an ordinary resolution and Resolutions 12, 13, 14, and 15 will be proposed as special resolutions.

Ordinary Resolution:

11 THAT the Directors be and they are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £5,297,784.08 provided that this authority shall expire on 23 March 2011, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Special Resolutions:

12 **THAT** the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority conferred by Resolution 11 set out in the Notice convening the 2006 Annual General Meeting of the Company, or by way of a sale of treasury shares, as if Section 89(1) of the Act did not apply to any such allotment provided that:

(a) the power conferred hereby shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the interests of the equity shareholders are proportionate (as near as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever; and

(ii) to the allotment (otherwise than pursuant to paragraph 12(a)(i) above) of equity securities up to an aggregate nominal amount of £794,667.61; and

(b) the power conferred hereby shall (unless previously revoked or varied) expire on 23 March 2011 but so that this power shall allow the Company, before the expiry of this power, to make any offer or agreement which will or may require equity securities to be allotted after such expiry and so that the Directors shall be allowed to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

13 **THAT:**

(a) the Articles of Association of the Company shall be amended as follows:

(i) by deleting the existing Article 135 in its entirety and substituting the following therefor:

"135 Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.";

(ii) by the deletion from Article 98 of the words "donations, gratuities, pensions, allowances and emoluments" and the substitution therefor of the words "pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit"; and

(iii) by the deletion from Article 98 of the words "donation, gratuity, pension, allowance or emolument" and the substitution therefor of the words "pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation";

(b) the Memorandum of Association of the Company shall be amended as follows:

(i) by the insertion in Clause 4 of the following sub-clause after sub-clause (K):

"(KA) To provide any guarantee or indemnity in respect of the performance or discharge of any obligation or liability by, or otherwise for the benefit of, any person.";

(ii) by the deletion from sub-clause (MM) of Clause 4 of the words "donations, gratuities, pensions, allowances and emoluments" and the substitution therefor of the words "pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit"; and

(iii) by the deletion from sub-clause (MM) of Clause 4 of the words "donation, gratuity, pension, allowance or emolument" and the substitution therefor of the words "pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation".

14 **THAT** the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 3 pence each of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 52,977,840;

(b) the minimum price which may be paid for any such share is 3 pence;

(c) the maximum price which may be paid for any such share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) the authority hereby conferred shall expire on 23 March 2007;

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

15 **THAT** the Articles of Association of the Company shall be amended as follows:

(a) by the deletion from Article 9(b) of the words "share capital of that class" and the substitution therefor of the words "shares of that class (excluding any shares of that class held as treasury shares)";

(b) by the insertion in Article 9 of the words "(excluding any shares of that class held as treasury shares)" after the words "at least one-third in nominal value of the issued shares of the class in question";

(c) by the insertion in Article 9 of the words "(other than treasury shares)" after the words "one person holding shares of the class in question";

(d) by the insertion in Article 10(c) of the words "or the holding of such shares as treasury shares" after the words "the purchase by the Company of any of its own shares";

(e) by the insertion in Article 37(1)(b) of the words "(calculated exclusive of treasury shares)" after the words "at least 0.25 per cent of their class";

(f) by the insertion in Article 42 of the words "and may hold such shares as treasury shares or cancel them," after the words "including redeemable shares,";

(g) by the insertion in Article 54(c) of the words "(excluding any voting rights attached to any shares in the Company held as treasury shares)" after the words "vote at the meeting";

(h) by the insertion in Article 54(d) of the words "(excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)" after the words "all the shares conferring that right";

(i) by the insertion in Article 61 of the words "and to the provisions of the Act" after the words "Subject to any rights or restrictions attached to any shares";

(j) by the deletion from Article 115 of the words "Except as otherwise provided by these articles or the rights attached to shares," and the substitution therefor of the words "Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares,";

(k) by the insertion in Article 121(1)(b) of the words "(or in the case of treasury shares, which would if such shares were not held as treasury shares)" after the words "held by them respectively which would"; and

(l) by the insertion in Article 134 of the words "subject to the provisions of the Act," after the words "and any other sanction required by law,".

6 January 2006

By Order of the Board

ANDREW JOHN
Company Secretary

Registered Office:
First Choice House, London Road, Crawley, West Sussex RH10 9GX

Registered in England 48967

Notes:

1 A form of proxy is enclosed for use by holders of ordinary shares of 3p each.

2 A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company.

3 In order to be valid, an appointment of a proxy must be returned by one of the following methods:

- in hard copy form by post, by courier or by hand to the offices of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6US; or
- by completing it online at www.sharevote.co.uk by following the on-screen instructions to submit it – you will need to identify yourself with your reference number, card ID and account number, as printed on your proxy form; or
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

Please note that the Company takes all reasonable precautions to ensure that no viruses are present in any electronic communication it sends out but the Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachments from the Company and recommends that the shareholders subject all messages to virus-checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, which is found to contain any virus will not be accepted.

4 An appointment of a proxy will not preclude a member from attending and voting at the meeting should he/she so wish.

5 *Electronic proxy appointment through CREST*

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on Thursday 23 March 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6 To have the right to attend and vote at the meeting or any adjourned meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of holders of ordinary shares by no later than 6.00pm on 21 March 2006 (or, if the meeting is adjourned, 6.00pm on the date which is two days prior to the adjourned meeting). Changes to entries on the register after this time

shall be disregarded in determining the rights of any holder of ordinary shares to attend or vote (and the number of votes they may cast) at the meeting or any adjourned meeting.

Explanatory notes:

These explanatory notes are intended to explain the business to be transacted at the Annual General Meeting other than routine business.

1 *Resolution 2 – the Report of the Board to Shareholders on Directors' Remuneration*

Under Part VII of the Companies Act 1985 (as amended pursuant to the Directors' Remuneration Report Regulations 2002), the Company is required to produce a directors' remuneration report for each relevant financial year and to put a resolution to shareholders, at each Annual General Meeting, to approve the report on Directors' remuneration. The Report of the Board to Shareholders on Directors' Remuneration appears on pages 63 to 70 of the Report and Accounts of the Company for the year ended 31 October 2005.

2 *Resolution 3 – Final Dividend*

A final ordinary dividend of 4.65 pence has been recommended by the Board as detailed on page 60 of the Report and Accounts of the Company for the year ended 31 October 2005 and will be payable to all members on the register at the close of business on 3 March 2006. The payment date will be 6 April 2006.

3 *Resolutions 4, 5 and 6 - Retirement by rotation*

Under Article 85 of the Company's Articles of Association, one-third (or as near as may be) of the Directors subject to retirement by rotation must retire at each Annual General Meeting of the Company. In addition, under Article 86 of the Company's Articles of Association each Director must retire and offer himself for re-appointment at least once every third Annual General Meeting. The Directors who are due to retire pursuant to the Articles of Association are Sir Michael Hodgkinson, Dermot Blastland and Clare Chapman and Resolutions 4, 5 and 6 provide for their re-appointment to the Board of Directors.

3.1 *Sir Michael Hodgkinson – Chairman*

Sir Michael continues, through his Chairmanship of the Company, to ensure highly-effective Board meetings and to encourage maximum contribution from all directors. In addition, he brings to bear the full benefit of his experience both of leading a significant public company and of the aviation industry.

3.2 *Clare Chapman – Independent Non-Executive Director*

Clare Chapman has made an excellent contribution to the Company both as Chairman of the Remuneration Committee and as a member of the Board. Her strategic Human Resources experience in a large retail organisation is of particular benefit to the Board.

Further biographical details for Sir Michael Hodgkinson and Clare Chapman, and biographical details for Dermot Blastland, appear on page 59 of the Report and Accounts of the Company for the year ended 31 October 2005.

4 *Resolutions 7, 8 and 9 – Re-election of Directors appointed since the last Annual General Meeting*

Under Article 91 of the Company's Articles of Association, Directors appointed by the Board shall retire at the next following Annual General Meeting of the Company. Accordingly, Susan Hooper, Jeremy Hicks and Giles Thorley retire at the meeting and Resolutions 7, 8 and 9 provide for their re-appointment to the Board of Directors.

4.1 *Susan Hooper – Non-Executive Director*

Susan Hooper's extensive marketing experience assists the Board in keeping the customer at the forefront of the corporate mind. Further, her in-depth experience of the cruise industry is also of real value.

4.2 *Jeremy Hicks – Independent Non-Executive Director*

Jeremy Hicks' experience as a FTSE 250 Finance Director has enabled him to make a valuable contribution both as Chairman of the Audit Committee and in his wider role as a member of the Company's Board.

4.3 *Giles Thorley – Independent Non-Executive Director*

Giles Thorley's wealth of experience as a leader in public companies with retail interests, and in the integration of acquisitions, will be of significant value to the Board.

Further biographical details for Susan Hooper and Jeremy Hicks appear on page 59, and for Giles Thorley on page 71, of the Report and Accounts of the Company for the year ended 31 October 2005.

5 *Resolution 11 - Authority to allot shares*

Under the Companies Act 1985 the directors of a company may only allot unissued shares if authorised to do so by the shareholders in general meeting. The authority which is sought in respect of the unissued ordinary shares of the Company ("relevant securities") is dealt with in Resolution 11. The aggregate nominal value of relevant securities which can be allotted under the authority is limited to £5,297,784.08 being equal to approximately 33 per cent of the nominal value of the issued ordinary share capital at the date of this notice. The authority will last for 5 years from the date of the passing of the Resolution, the maximum period allowed under the Companies Act 1985, and will replace the general authority given at the Annual General Meeting on 10 March 2005. Except in relation to the exercise of options, the Directors have no present intention of exercising this authority (subject to the possibility of the allotment of shares as deferred consideration in connection with acquisitions which have been made by the Company and the possibility of the allotment of shares in connection with acquisitions which may be made by the Company in the forthcoming year).

6 *Resolution 12 – Pre-emption rights*

If equity securities are to be allotted for cash using the authority given by Resolution 11 above, or by way of a sale of treasury shares, Section 89(1) of the Companies Act 1985 requires that those securities are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time.

There may be circumstances, however, when it is in the interests of the Company for the Directors to be able to allot new equity securities for cash other than by way of a strict rights issue. The authority given by Resolution 12 will empower the Directors to modify the situation with regard to rights issues, open offers and other offers of securities such that they may effect such exclusions or other arrangements as they may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever. Resolution 12 also authorises the Directors to allot equity securities for cash in other circumstances but limited to equity securities having a maximum aggregate nominal value of £794,667.61 which is equivalent to 5 per cent of the Company's issued ordinary share capital at the date of this notice.

7 *Resolution 13 – Amendments to the Memorandum and Articles of Association*

The Companies (Audit, Investigations and Community Enterprise) Act 2004 (the "2004 Act") has, amongst other things, extended the range of the indemnity which companies are permitted to give to directors. The 2004 Act has inserted new sections 309A-C into the Companies Act 1985. These provisions broadly allow a company to indemnify its directors against liability to third parties arising in connection with any negligence, default, breach of duty or breach of trust by the directors in relation to the company. The company may not however provide an indemnity against:

(i) any liability to the company or any associated company; or

(ii) any liability incurred by a director in defending criminal proceedings in which he is convicted; or

(iii) any liability to pay a fine imposed in criminal proceedings or by a regulatory authority; or

(iv) any liability incurred by a director in defending civil proceedings brought by the company or an associated company in which judgment is given against the director.

The 2004 Act has also inserted a new section 337A into the Companies Act 1985, which allows a company to fund a director's defence costs as they are incurred in both civil and criminal proceedings, through the granting of a loan to a director (although the loan must be repaid if the director is convicted in the proceedings or judgment is given against him).

The Board therefore proposes to amend the Memorandum and Articles of Association of the Company to reflect the new statutory provisions. The proposed new Article 135 is a general permissive article which will allow the Company to indemnify its directors subject to the provisions of the Companies Act 1985 (as amended). The proposed changes to the Memorandum of Association and to Article 98 are required to make it clear that the Company has the capacity to take advantage of the new wider indemnity provisions, should it wish to do so.

The provision of any indemnity by the Company pursuant to the proposed new Article 135, and the scope of any such indemnity, will be a matter for consideration by the Board, who will need to be satisfied that the granting of any director's indemnity is in the best interests of the Company. Any such indemnities will be disclosed in the Company's annual Directors' Remuneration Report.

8 *Resolution 14 – Purchase of own shares*

The Directors are committed to managing the Company's capital effectively and consider that the purchase by the Company of its ordinary shares may, in certain circumstances, be advantageous to shareholders. They believe that, in common with many other listed companies, the Company should obtain from shareholders a general authority to make market purchases of its own shares.

Under the Companies Act 1985 (the "Act"), the Company may only purchase its own shares if authorised to do so by the shareholders in general meeting. The authority which is sought in respect of the ordinary shares of the Company is dealt with in Resolution 14. The maximum number of ordinary shares which can be purchased under the authority is 52,977,840 ordinary shares, which is equivalent to 10 per cent of the Company's issued share capital at the date of this notice. The minimum and maximum prices at which ordinary shares may be purchased are set out in paragraphs (b) and (c) of Resolution 14.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 SI 2003/1116 (the "Regulations") allow a listed company purchasing its own shares in accordance with the Act to hold those shares in treasury as an alternative to cancelling them. Shares held in treasury in this manner would be available for resale by the Company at a later date providing additional flexibility in the management of the Company's capital base.

If Resolution 14 is passed at the Annual General Meeting, it is the Company's current intention to cancel the shares it may purchase pursuant to the authority granted to it. However, in order to respond properly to the Company's capital requirements and prevailing market conditions, the Directors will need to reassess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so under the Regulations which in particular impose a maximum limit of up to 10 per cent of the Company's issued share capital being held in treasury.

No dividends will be paid on shares while held in treasury and no voting rights will attach to the treasury shares.

The total number of options to subscribe for ordinary shares outstanding at the date of this notice was 6,163,861, which represented 1.16 per cent of the issued share capital of the Company as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by Resolution 14, the options outstanding at the date of this notice would represent 1.29 per cent of the issued share capital of the Company as reduced following those purchases. The Company has issued no warrants to subscribe for share capital.

The authority which is sought in Resolution 14 will be exercised only if in the opinion of the Directors this will result in an increase in earnings per share and would be in the best interests of the Company. The Directors have no present intention of exercising the authority but this position will be kept under review.

9 *Resolution 15 – Amendments to the Articles of Association*

The amendments which are proposed to the Articles of Association in Resolution 15 bring the Articles into line with the legislation relating to treasury shares. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow listed companies purchasing their own shares in accordance with the Companies Act 1985 to hold those shares in treasury as an alternative to cancelling them. Shares held in treasury in this manner are available for resale by the company at a later date.

An appropriate resolution (such as Resolution 14) will need to be passed at an Annual General Meeting before the Company has authority to buy back its shares and then hold them in treasury. No dividends are paid on treasury shares and a company may not exercise voting rights in respect of treasury shares.

Various changes are proposed to be made so that the Articles are consistent with the legislation and so that, as a consequence of these legislative changes, the meaning of any Article that refers to issued share capital and/or proportions of share and voting capital will remain clear if shares are at any stage held in treasury.

10 *Documents available for inspection*

Copies of the Directors' Contracts of Service, the letters of appointment of the Non-Executive Directors and the Register of Interests of the Directors (and their families) in the shares and debentures of the Company are available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) and will be available for inspection at the Annual General Meeting and for a period of one hour before it commences.

Perivan Financial Print 206345

First Choice Holidays PLC

Form of Proxy for holders of Ordinary Shares in the Company

REFERENCE NUMBER CARD I.D. ACCOUNT NUMBER

You can vote electronically at www.sharevote.co.uk using the above numbers

I/We, hereby appoint the Chairman of the Meeting, or

[ ]

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of First Choice Holidays PLC (the Company) to be held at 10.30am on Thursday 23 March 2006 and at any adjournment thereof. **(See Note 1)**

Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

If no direction is given, the proxy is authorised to vote or abstain from voting at his/her discretion (including on any other business which may arise at the meeting).

I/We direct my/our proxy to vote as follows:

Resolution	For	Against	Withheld†
1 Ordinary Resolution Directors' Report & Accounts	☐	☐	☐
2 Ordinary Resolution Report on Directors' Remuneration	☐	☐	☐
3 Ordinary Resolution Final Dividend	☐	☐	☐
4 Ordinary Resolution Re-elect Sir Michael Hodgkinson	☐	☐	☐
5 Ordinary Resolution Re-elect Dermot Blastland	☐	☐	☐
6 Ordinary Resolution Re-elect Clare Chapman[1]	☐	☐	☐
7 Ordinary Resolution Re-elect Susan Hooper	☐	☐	☐
8 Ordinary Resolution Re-elect Jeremy Hicks[2]	☐	☐	☐
9 Ordinary Resolution Re-elect Giles Thorley	☐	☐	☐
10 Ordinary Resolution Re-appoint KPMG	☐	☐	☐
11 Ordinary Resolution Section 80 Authority	☐	☐	☐
12 Special Resolution Pre-emption Rights	☐	☐	☐
13 Special Resolution Amendments to the Memorandum & Articles of Association – Directors' Indemnities	☐	☐	☐
14 Special Resolution Authority to make market purchases of the Company's Shares	☐	☐	☐
15 Special Resolution Amendments to the Articles of Association – Treasury Shares	☐	☐	☐

[1] Member of Remuneration Committee
[2] Member of Audit Committee

†The "Vote Withheld" option is to enable you to abstain on any of the specified resolutions. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" or "Against" a resolution.

Date [ ] Signature [ ]

This card should not be used for any comments, change of address, or other queries. Please send separate instruction.

0504-002-7

Notes:

1 If you wish to appoint a proxy other than the Chairman of the Meeting please delete the words "the Chairman of the Meeting, or" and insert the name and address of the desired proxy. Please initial the amendment.

2 In the case of a corporation, this form of proxy must be given under its Common Seal (if any), or signed on its behalf by an officer or attorney of the corporation or other person or agent duly authorised to sign it. In the case of an individual this form of proxy must be signed by the Shareholder or his attorney.

3 A proxy need not also be a holder of Ordinary Shares in the Company.

4 The completion of this form of proxy will not preclude a holder of Ordinary Shares from attending and voting in person.

5 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

6 This form of proxy, together with any power of attorney or other authority under which it is signed, must be lodged with the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6US not later than 48 hours before the time fixed for the Meeting.

7 To have the right to attend and vote at the meeting or any adjourned meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of holders of Ordinary Shares by no later than 6.00pm on 21 March 2006 (or, if the meeting is adjourned, 6.00pm on the date which is two days prior to the adjourned meeting). Changes to entries on the register after this time shall be disregarded in determining the rights of any holder of Ordinary Shares to attend or vote (and the number of votes they may cast) at the meeting or any adjourned meeting.

8 You may, if you wish, register the appointment of your proxy electronically either via the website www.sharevote.co.uk or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. To use sharevote you will need your reference number, card ID and account number, as printed on your proxy form. Full details and instructions are given on the website. To use the CREST service please refer to the notes in the accompanying Notice of Meeting.

Perivan Financial Print 206346

Detach along dotted line and submit at AGM entry to facilitate reception

Admission Card

First Choice Holidays PLC Annual General Meeting

Thursday 23 March 2006 at 10.30am at the offices of
ABN Amro, 250 Bishopsgate, London, EC2M 4AA

If you come to the meeting please bring this card with you. It is evidence of your right to attend and vote at the Meeting and will help you gain admission as quickly as possible.

RECEIVED
2007 DEC 17 P 12:27

First Choice Holidays PLC

Where leisure travels further



Annual Report & Accounts 2005

Making the right choices



First Choice Holidays PLC...
is a leading international leisure travel company. It operates from 17 source markets and employs more than 14,000 people across 72 brands.

The Group operates in four Sectors, each offering a particular type of leisure travel experience. It could be a two-week holiday in the Mediterranean or Florida, arctic expedition cruising, college spring breaks, sailing in the Caribbean, a cultural tour in Egypt or booking a hotel for a weekend away. First Choice can satisfy all these leisure travel needs and many more to over 200 countries.

Operating in a fast changing marketplace, making the right choices for our customers and our business is essential. We believe we are leading the way in providing innovative, differentiated, leisure travel experiences for our customers and we will continue to invest in niche market segments that offer substantial growth.

Strategy
Our strategy is to create a platform for growth and sustainable competitive advantage by developing the specialist Sectors and further differentiating the Mainstream Holidays Sector. We aim to:

> generate at least 66% of the Group's operating profit from the specialist Sectors;
> continue to operate using flexible and low cost business models;
> create a sustainable, robust and quality income stream;
> generate the highest leisure travel profit margins in Europe.

The strategy is working
We have had three consecutive years of double-digit profit and earnings growth. We are building strong positions in our chosen segments – offering our customers the leisure travel experiences they want, leveraging the strength of our brands and operating flexible efficient business models. All this positions us for further profitable, higher margin growth.

Financial highlights

	2005	2004
Group turnover* (up 11%)	**£2,579m**	£2,318m
Group profit before interest* (up 19%)	**£118m**	£100m
Group profit before tax* (up 16%)	**£114m**	£98m
Earnings per share* (up 26%)	**13.6p**	10.8p
Dividends per ordinary share (up 24%)	**6.6p**	5.5p

* before goodwill amortisation and exceptional items.

Contents

Making the right choice requires understanding of and belief in the value of that choice. It forces the imagination and often takes an extra mile of effort. That is part of achieving and how pioneers behave. The understanding and knowledge gained forms expertise, breaks new ground and keeps people interested in what you offer. It's what we do and it's how we've become a leading international leisure travel company.

Peter Long, Chief Executive

The following pages show various business choices that we've made recently. We see them developing into exciting opportunities and laying the foundation to even greater success for the Group in delivering shareholder value.



Making the right choices /

Re-defining long-haul /






STATESIDE

Serving North America's student market / This source market offers substantial growth opportunities for us in niche market segments. We chose to enter the student travel segment for this very reason and, through the expert knowledge and understanding that our North American team has of their marketplace, we are rapidly growing the business both organically and by acquisition.





Conquering new ground / We have built a leading position in Activity Adventure. The Division's expert teams are constantly seeking new opportunities that will give our customers greater leisure travel experiences. The acquisition of Peregrine, with its two expedition ships, has given us a significant position in the increasingly popular Arctic and Antarctic adventure cruising market.



Relax in safe hands / No matter what sort of holiday we provide we constantly strive to make it a more enjoyable experience for our customers. If your idea of heaven is having a massage in an open air cabana listening to the sea, while the children are looked after with a whole range of activities on offer, then our exclusive Pegasos Palace and Tropical in Turkey is where to head.



A balanced business

The Group's four Sectors all offer different leisure travel experiences. The business model focuses on differentiation and flexibility across the Group. Our diverse product portfolio and international dimension give balance.

Highlights by business Sector

	% of operating profit		2005
Mainstream Holidays Efficient flexible business model, differentiated product and powerful one brand franchise	 47%	Operating profit Turnover % Group operating profit Growth year-on-year	£54.0m £1,232m 47% 11%
Specialist Holidays Destination and lifestyle led with a high degree of exclusive product and strong local brands offers exciting growth	 28%	Operating profit Turnover % Group operating profit Growth year-on-year	£32.1m £891m 28% 35%
Activity Holidays Market leading brands with high customer loyalty and a mix of asset intensive and asset light businesses operating in a rapidly growing market	 15%	Operating profit Turnover % Group operating profit Growth year-on-year	£18.1m £226m 15% 20%
Online Destination Services Online accommodation and other destination services to tour operators, travel agents and personal customers achieving strong top-line growth and market penetration	 10%	Operating profit Turnover % Group operating profit Growth year-on-year	£11.4m £230m 10% 2%



Geographical diversification by source markets 1999-2005



Mainstream controlled distribution* percentage 2001-2005



Activity Adventure Division passenger growth 2001-2005**



Continental European Specialist business passenger growth 2001-2005

* Summer season
** Annual carryings of businesses owned at 31 October

Chairman's statement /



Against this backdrop, I am delighted, therefore, to report that the Group has achieved record profit before tax, goodwill amortisation and exceptional items of £114.0m (2004: £98.3m), up 16%. Earnings before interest and tax (EBIT) increased by 14% on like-for-like basis[1] with acquisitions made during the year contributing an increase of 2% and the annualisation of prior year acquisitions contributing a further 3%. The specialist businesses achieved turnover growth of 18% and operating profit growth of 23% – these businesses now represent 53% of Group profit. The Mainstream Holidays Sector also achieved excellent profit growth of 11%, driven particularly by the way in which we have remixed the business and gained greater control of distribution.

Basic earnings per share before goodwill amortisation was 13.6p (2004: 10.8p), an increase of 26% over the comparable period. Underlying[2] earnings per share increased by 22%, in – year acquisitions contributed 1% and the refinancing completed in July of this year contributed a further 3% increase.

The Board is recommending a final dividend of 4.65p per share (2004: 3.75p), up 24% on the comparable period. This increase reflects both the strong underlying growth in earnings and the earnings benefit of the balance sheet restructuring. The interim dividend was 1.95p per share (2004: 1.75p), giving a total dividend for the year of 6.6p per share. The full year dividend increase of 20% per share represents the third year of double-digit dividend growth and reflects our commitment to a progressive dividend policy and confidence about the future.

We continue to deliver strong growth from acquisitions. During the year we have made 12 acquisitions with a maximum aggregate consideration of £65m of which £53m has been paid

(2004: £41m of which £28m had been paid). These acquisitions have contributed £1.6m of operating profit before goodwill amortisation during the year representing 2% of the Group's year-on-year profit growth. Five of these acquisitions have been in the Activity Adventure Division of the Activity Holidays Sector and three in the Student Travel market in North America. We are still confident that there are many opportunities to continue to build significant positions in certain segments of the market that have strong growth characteristics.

Today, we are announcing the significant acquisition of all the businesses of Grand Expeditions, Inc. for £54m and agreement to acquire INTRAV, Inc. for £37m.

IFRS

From 1 November 2005 First Choice has adopted International Financial Reporting Standards (IFRS). Opening net assets for the year ended 31 October 2005 will reduce by around £60m as a result of accounting changes primarily relating to the recognition of costs, pension deficits and the proposed final dividend. These changes were described in detail in a press release issued on 26 October 2005. We have also given an estimate of the profit and loss impact of accounting changes under IFRS in that release. In summary, profit before tax will increase by around £27m and profit before tax and amortisation will increase by £2-3m.

Board

During the year Terry Green and Richard Fain retired from the Board. Both were valuable members of the Board and I would like to record my thanks for the significant contribution they made as Board members. Jeremy Hicks and Susan Hooper have joined the Board replacing Terry and Richard and have already demonstrated that they will be supportive and challenging members of the team. I look forward to working with them in the forthcoming years. I am also delighted to announce the appointment of Giles Thorley as a Non-Executive Director. Giles is currently the Chief Executive of Punch Taverns plc and will join the Board on 1 February 2006.

Colleagues

As I have already mentioned, we have experienced a number of significant natural disasters and geo-political events during the year, including the Tsunami in December 2004 where, tragically, we lost three of our customers. Our first priority is to ensure that we account for all of our customers and colleagues and ensure that family and friends are made aware of their loved ones' circumstances. We then repatriate those who wish to curtail their holiday, before ensuring that customers who wish to defer their holiday or substitute elsewhere are able to do so. This takes a tremendous effort from many of my colleagues and I have been extremely pleased with the manner in which we have handled these matters. Furthermore, I have spent much time in the business this year, whether in resort, in our retail outlets or visiting our overseas offices and I have been consistently impressed by the passion that exists amongst my colleagues to ensure that the customer's holiday is a great experience. To them all I would like to express my thanks on behalf of the Board.

Environment & People Report

The Group is committed to sustainable development and three years ago we agreed a Group mission 'to enable people to explore and enjoy the world without harming it, based on a commitment to sustainable development.' We developed a Group sustainable development policy and have been working on implementing that policy. In October, we launched our first stand-alone web-based Environment & People Report (www.fcenvironmentandpeople.com). We are currently seeking feedback from interested groups both internally and externally and in the Spring will publish an update to the report which will include key future commitments.

Outlook

First Choice Holidays PLC has again achieved significant growth. The business model has great flexibility and this has been fully tested during this financial year. This, combined with the positions we have built and will continue to build, in specialist niche segments of the market, gives me confidence that we can continue to grow the Group.

Sir Michael Hodgkinson
Chairman
7 December 2005



Group turnover



Operating profit



Dividends per ordinary share

Chief Executive's review /



During the year, the Group has continued to strengthen its position as a leading international leisure travel company by creating a platform for growth across all its Sectors, further differentiating the Mainstream Holidays Sector and developing the specialist Sectors. This is our third consecutive year of double-digit profit and earnings growth and we remain on track to achieve Group EBIT margins of 5% by 2007.

Growth

We operate a flexible business model across all the Sectors and have continued to re-invest the substantial cash generated by the Mainstream Holidays Sector into specialist businesses that have stronger growth characteristics. We believe that by offering our customers the sort of holiday experiences they want, we are building a leisure travel company of the future with many growth opportunities.

Growth across the Group is being achieved both organically and through acquisitions. Like-for-like, we have grown turnover by 7% and the acquisitions we have made across the specialist sectors have contributed a further 4%. Many of these acquisitions were in the Activity Adventure Division of the Activity Holidays Sector where, not only are we offering different experiences for our UK customers, but are increasingly adding international companies in this Division. We now have substantial operations from 17 source markets offering our customers leisure experiences to over 200 countries.

Acquisitions include MyPlanet (a Scandinavian premium, tailor-made operator of tours to Australia, New Zealand, the USA and Canada) and Peregrine (an Australian activity adventure business, offering a wide range of activity holidays including exploration trips to the Arctic and Antarctic).

The development of the Activity Adventure Division is a good example of our ability to use customer insight to build a significant position in a growth segment of the market. Since our first acquisition of Exodus in 2002 we have made a total of 12 further acquisitions in this market segment. In so doing, we have built a division that has generated almost £90m of revenue this year at 8% operating margins.

We are also building rapidly in the student travel segment in North America, where there are 64 million students. Our entry point to this market has been through the Spring Break segment with the acquisition of StudentCity.com in 2004. Subsequently, we have made three further acquisitions and have a strong pipeline of opportunities in what is a highly fragmented marketplace. These opportunities are not only in the Spring Break product segment but also in adjacent markets such as educational tours and high school graduation breaks.

Today, we have announced the acquisition of all the businesses of Grand Expeditions, Inc., a US based group of six companies specialising in premium leisure travel experiences for a consideration of £54m (US$95m). This acquisition consolidates our position in the global yacht charter market with the addition of the premium Moorings brand to our portfolio. In addition it provides us with a platform into the escorted tours market, which is another significant growth segment of the US market with a bias towards the over 50's. The Grand Expeditions group of businesses is headed by Hans Birkholz who will continue to run the business reporting directly to me.

The combination of organic and acquisition growth is, in our opinion, very powerful and over the last three years we have demonstrated annual double-digit profit growth.

Financial year	Like-for-like EBIT*	Acquisition EBIT*	Total EBIT*
2003	22%	2%	24%
2004	9%	2%	11%
2005	14%	5%	19%

* the percentages represent growth in profit before tax, goodwill amortisation, interest and exceptionals.

We have a strong platform for growth, an excellent track record and significant opportunities to continue to build our business.

Business model

This year, we have experienced a number of natural and geo-political events that have fully tested the robustness of our business model. In the industry in which we operate, events will invariably arise that are outside of the Group's control. It is our responsibility to ensure that we mitigate the impact that these events can have on the overall performance of the business and this is where flexibility, which is integral to our business model, is so important. That flexibility comes in the shape of capacity management and a portfolio of product offerings with no reliance on either a single source market or a particular destination. In addition, we have built significant flexibility into the way we contract with our suppliers, enabling us to react quickly to changes in demand. Furthermore we are constantly striving to challenge our cost base.

Controlling the distribution of our product, particularly our exclusive product, is of major importance to the business. We continue to develop all the routes to market that the Group's customers demand and are experiencing substantial growth in online sales. This is particularly evident in the Mainstream Holidays Sector, where transactions over the internet accounted for 25% of all Summer holiday sales and in the Online Destination Services Sector where we have achieved significant online growth for Hotelopia (our business to consumer brand), in its first full year. In certain areas of the Group, third party travel agent relationships continue to play an important role, particularly in the UK and Europe. We believe that building a strong relationship with these key partners remains integral to those businesses.

38%

The Mainstream Holidays Sector continued to grow its operating profit, which was up 11% to £54.0m (2004: £48.5m). Capacity, which was down year-on-year by 3%, has been and continues to be managed carefully, particularly in those areas that do not offer sufficiently profitable returns. Turnover was up 5% to £1,232m (2004: £1,174m). The move away from commoditised short-haul holidays and particularly the flight-only market has progressed well. Short-haul now represents 30% of inclusive tour revenues (2004: 32%). We continue to see increased demand from our customers for exclusive differentiated product across short, medium and long-haul destinations. Properties exclusive to First Choice customers now stand at 38% of revenues (2004: 33%) and we remain committed to achieving 50% exclusivity by 2008.

Product differentiation is a key value driver in this Sector. Summer 2005 saw the introduction to our fleet of the newly configured Boeing 767 long-haul aircraft. These aircraft have 54 fewer seats than a standard Boeing 767 and offer more legroom, wider seats and in-flight entertainment superior to any of our competitors in this marketplace, including the scheduled carriers. The response from customers has been extremely positive both in respect of improved comfort and service. It is not only the customers, however, who believe we are offering a superior service. At the recent Travel Trade Gazette Awards First Choice Airways was voted the best charter airline by travel agents. We now have three of the re-configured aircraft flying and in Summer 2006 will have one more in service. As a result of being able to offer our customers a superior in-flight experience we are increasing our range of destinations and have introduced the Bahamas and Brazil as new destinations for the Sector.

The expansion of our range of exclusive products, like Holiday Village, saw the opening of two new properties in Mallorca and Turkey, bringing the total number of First Choice Holiday Villages to five. The success of this differentiated product offering will see further development of the concept. We are continuously striving to improve the customer experience and the introduction of In2Action (high wires), Stage Coach (drama) and Wannaplay Tennis, have proved popular value added experiences for our customers. Within the exclusive portfolio, properties we classify as differentiated represent 13% (2004: 10%) of revenues. It is this type of product innovation driven by customer insight that is increasing earlier bookings. The rate of sale on a differentiated product such as the Holiday Village or long-haul flight experience continues to run at 2:1 compared with the generic 3✩ product.

The expansion of First Choice Premier which features 4✩ and 5✩ properties continues. For Summer 2006, we have introduced Premier Families and Premier Adults as a direct result of customer research and increased customer insight. Knowing what our customers want is crucial to the development of the business and these tools play an important part in the way we shape the Mainstream Holidays Sector.

Control of distribution is another key value driver in this Sector. We have to interact with customers in a way which meets their needs. In many cases this means multiple customer touch-points: online, via the telephone or in one of our retail stores. We have increased our control of Summer distribution by 11 percentage points to 56% (2004: 45%), with a financial benefit of around £2m for the business. It is our intention over the next few years to grow control of distribution to 75%. Whilst our retail chain continues to play a significant part in this key strategic initiative, we continue to adjust the portfolio to meet our needs. In 2005 we opened one store, closed seven where profit levels were not satisfactory and did not renew four concessions.

The focus during the current financial year will continue to be the move away from short-haul commoditised product to medium and long-haul destinations and differentiated exclusive product. In addition, capacity will be managed appropriately.




CUBA

Cuba, a key destination for our Canadian customers.



Our Campus Representatives promote StudentCity breaks to college students.

Specialist Holidays Sector

The Specialist Holidays Sector operates from 14 source markets in Continental Europe, the UK and Canada and specialises in offering destination-led and lifestyle holidays. The product is highly differentiated and primarily exclusive to the Sector.

Operating profit increased by 35% to £32.1m (2004: £23.8m including StudentCity), in a year where the Sector's businesses were affected by the Tsunami, hurricanes and terrorist bombings. The ability to react quickly to sudden changes in demand and to adjust capacity accordingly, has been key. Turnover increased by 16% to £891m (2004: £770m).

In Continental Europe, revenue and profit growth were driven primarily by strong performances in France, Italy, Holland and the Nordic countries. In France, Marmara increased customer revenues by 20% and is the market-leader in the destinations to which it operates. The geo-political events in Egypt and Turkey resulted in cancellations and reduced bookings to the affected areas for our French, Italian and Spanish businesses, resulting in reduced margins for those destinations. However, improved margins to other destinations have offset this, leaving margins flat year-on-year at 4%.

Our position in Austria was enhanced by the acquisition in April of Delphin, an operator specialising in holidays to the Eastern Mediterranean and specifically Turkey. This business has been integrated with Nazar Austria and cost savings and efficiencies are being driven through the two businesses.

The UK Specialist Division has been impacted by the tragic events of 26 December 2004, particularly in Hayes & Jarvis. This has resulted in a reduction of turnover of 9% to £144m (2004: £159m). Despite this, strong performances by Sovereign, Meon and Citalia, which all operated on a single sales platform for the first time this year, means that margins have improved 70 basis points to 4.0% (2004: 3.3%) in this Division.

Our Canadian operation, Signature, has established a strong position in what is a highly competitive tour operating market. The Division specialises in three key destinations with over 90% of customers now travelling to Cuba, the Dominican Republic and Mexico. A strong performance in the year delivered an increase in operating profit of £2.3m to £3.9m on turnover growth of 16% to £193m (2004: £166m).

Over the past year, we have focused on building our online capabilities across the Sector and now the majority of our businesses have fully transactional websites. Direct bookings, however, represent only 10% (2004: 8%) of total holidays sold and resource will continue to be dedicated to this area. We believe that the concentrated and differentiated product ranges we offer combined with a high-value selling proposition will enable us to expand this route to market substantially over the next 12 months.

Student Travel

We acquired StudentCity.com in July 2004, recognising the strong growth characteristics in this market-place and the fragmented state of the North American student travel market-place. Since then we have acquired three further businesses. Spring Break Travel, which is located in the South Eastern USA, was acquired in February and is the dominant operator of student Spring Break cruise holidays to Grand Bahama Island. Boss Tours Ltd, which is Canada's leading leisure operator of student travel programmes, was acquired in August and just before the year-end we acquired Leisure Tours International, the leading US operator of Spring Break vacations to South Padre Island in Texas.

The business currently consists of six student brands offering counter-cyclical profits for the Group. During the period over 92% of the product was distributed direct to the consumer. Strong growth was achieved across all the businesses during their key Spring trading period.

This business is included within the Specialist Holidays Sector results.

Total Sector revenue increased by 15% with underlying revenue growing 7% year-on-year (before the impact of in-year acquisitions and excluding Ski). The 5 adventure acquisitions made in the year contributed £33m to Sector revenues. Operating profit grew 20% to £18.1m (2004: £15.1m).

Following a strategic review of Sunsail, the decision was taken to reorganise into two distinct businesses – Sunsail Clubs & Flotillas and Sunsail Yacht Charter. The Sunsail Clubs & Flotillas business is focused on providing water sports club and yacht flotilla holidays in the Eastern Mediterranean and the Caribbean for a predominantly UK based market. Having analysed the market we have produced a separate flotilla yacht holiday brochure for customers who appreciate the conviviality and re-assurance of flotilla sailing. In the Sunsail Clubs the extensive upgrading of the clubs and the roll-out of added experiences, like mountain biking and health and fitness centres, resulted in a healthy increase in revenues. As a result of this, we will be opening a new club in Turkey in Summer 2006.

Sunsail Yacht Charter consists of a corporate sailing centre and sailing school, as well as catering for experienced sailors who wish to sail independently. Through focusing on improved utilisation and return on assets, the size of the fleet has been further reduced by 4% and the number of yacht types reduced by 40% year-on-year. At the corporate sailing school at Port Solent, Hampshire, we now have a racing fleet of 60 identical Jeanneau 37 yachts, which we believe is the largest single type racing fleet in the world.

The Inland Waterways brands have continued to focus on capacity management and asset utilisation to improve profitability, as well as developing more direct business and entering new source markets. Capacity has been reduced by 2% and asset utilisation has improved by 5% during the year.

We continue to refresh the quality of the fleet and have introduced two new boat types in 2005, with a third being introduced this year.

Within the Activity Holidays Sector we now have a Specialist Ski Division focused on a premium ski offering and a schools ski and Summer tours business. As part of the premium offering, Specialist Ski acquired the exclusive contract on the Hotel Fitzroy in Val Thorens for £1.8m. We now have three luxury mountain hotels for our customers' exclusive use in the Trois Vallées region of France and have launched the Luxury Mountain Hotels brand to market these hotels. This part of the ski business delivers a very high level of service in the best hotels in the Alps and represents the next step in the Specialist Ski Division's move away from high volume low margin business into higher margin niche segments. First Choice Ski was moved into the Mainstream Holidays Sector at the end of the Winter 2004/05 season.

The Activity Adventure Division experienced another strong trading year, both in like-for-like terms and from the new businesses. Like-for-like revenues increased by 21% and, including the revenues for the acquired businesses, the Division's total revenue growth amounted to over 100%. Operating profit for this Division continues to grow rapidly with like-for-like profit increasing by 62% and acquisitions contributing growth of 49%. Notably, this year saw us acquiring businesses outside the United Kingdom in France, Denmark and Australia. The Activity Adventure Division is now a global business and we believe it is the largest business of its type in terms of revenue and operating profit.



Online Destination Services Sector

The Online Destination Services Sector (ODS) has achieved another year of excellent growth. Total revenues (Hotelbeds) and transaction values (Bedsonline and Hotelopia) have grown by 22% and 233% respectively. As we have previously indicated, the strategic intent has been to invest to grow this business rapidly this year and next and, therefore, the operating profit has remained broadly flat at £11.4m (2004: £11.2m).

The Sector has continued with its strategy of acquiring small bolt-on destination companies to increase its geographical spread, building the online capability and widening the offer to the Sector's customer base. During the year under review, acquisitions were made in Greece and Hawaii. The acquisition of Connoisseur Holidays Unlimited (SEM Corp) in Hawaii was our first move into this region. Connoisseur is a well established and respected destination services business with good relationships with both suppliers and agents. It is the number one non-Japanese destination management company in Hawaii and the Sector believes that there are substantial growth opportunities to be pursued by leveraging our current international suppliers and customers.

To this end, the Sector now has an extensive infrastructure of 61 offices in 14 countries. The destination offices' network is a key differentiator for the business, enabling ODS to have price and range leadership as well as providing superior customer service.

All three routes to market have enjoyed a successful year. Hotelbeds, the original business, provides accommodation, car hire, excursions and other destination services to over 1,800 tour operators. The key objective for this business is to migrate suppliers and customers online. Increasingly, Hotelbeds is providing travel services online at Hotelbeds.com with 20,000 hotels across 900 locations. A key imperative for this route to market is to deliver xml solutions to the top 300 tour operator accounts by the end of 2006; we are currently a third of the way through this project. Hotelbeds revenues totalled £210m (2004: £172m) for the year.

Launched in 2003, Bedsonline provides accommodation, car hire, excursions and other destination services to over 5,000 travel agents who are providing services to the independent traveller. Bedsonline is a high-growth business because it provides travel agents facing a rapidly changing competitive environment with an opportunity to meet the ever more demanding needs of the independent traveller and to reduce costs. It provides a low cost solution to the travel agent in return for a commission. In 2005 the total transaction values increased 109% to £67m (2004: £32m), on which Bedsonline generated revenue of £12m (2004: as restated £6m).



We continue to leverage our destination expertise to increase the number of hotels and destinations we can offer our customers with new acquisitions in Greece ...

We have invested in the current year in building the Hotelopia business (our business-to-consumer brand) and it has enjoyed significant growth. Hotelopia significantly increased bednights sold to achieve transactions with a total value of £41m. It generated net revenues of £8m on these transactions. It is present in 42 destination countries and growth is both organic and through strategic partnerships with easyJet and BBVA, the large international Spanish bank. Having established the strategic partnership with BBVA earlier in the year, we are exploring a number of initiatives together which will utilise Hotelopia's content with BBVA's brand and customer base of some 35m. As an example, the Hotelopia credit card backed by BBVA was recently launched in the UK.

We will continue to leverage our destination expertise to increase the number of hotels and destinations we can offer our customers as well as delivering first class destination management capability. We anticipate that the continued investment in the marketing of the online brands will result in continuing flat margins but increased revenue growth.



...and Hawaii.

Chief Executive's review /





Island Cruises, our joint venture with Royal Caribbean Cruises Ltd. (RCCL), has continued its financial improvement and has seen a fourfold profit increase. The continued strength of the cruise sector, both in Brazil and in the UK, has further driven yields and occupancy remains very high. The result is particularly encouraging given the backdrop of upward cost pressures, in particular fuel. The business continues to be very successful at attracting first time cruisers through its more relaxed approach and, as the brand becomes more established, repeat business now accounts for 30% of bookings and guest satisfaction levels remain at an all time high.

In late October, we took delivery of our second ship, the Island Star, which has been leased from RCCL. By bringing a second ship into service we will leverage the brand's positive momentum and the buoyant marketplace whilst ensuring that we remain competitive in our Summer Mediterranean and Winter Brazilian markets.

We will continue to strive to offer our customers the choice of holiday experiences they want. Today's acquisition of Grand Expeditions takes the Group into new and exciting growth areas giving our customers even greater choice. Through the businesses in Grand Expeditions we further strengthen our position in the premium end of the market. Making the right choice, of not only the travel experiences we offer but the business model we operate, will provide superior returns to our shareholders and result in strong top-line revenue and bottom-line earnings for the foreseeable future.

The trading environment has not changed significantly since we issued a trading update on 26 October 2005.

In the Mainstream Holidays Sector revenues are up 4% for Winter 05/06 and 7% for Summer 06 with long-haul and exclusive products continuing to perform well. Margins are up on last year for both seasons and we have the same number of holidays to sell as last year as a result of capacity reductions we have taken so far – Winter -9% and Summer -2%.

In the Specialist Holidays Sector Winter revenues are up 1% year-on-year on bookings that are down 8%. The bookings are down as a result of weakness in the Egyptian market and the reluctance of customers to be in the areas affected by the

Current trading

Year-on-year variation %

	Winter 05/06 Sales	Winter 05/06 Customers	Summer 06 Sales	Summer 06 Customers
Mainstream Holidays Sector*				
Short-haul	-15	-21	-1	-5
Medium-haul	-14	-19	–	-8
Long-haul	+37	+28	+30	+18
Total	**+4**	**-10**	**+7**	**-3**
Capacity		-9		-2
Specialist Holidays Sector				
Europe	-7	-17		
North America	+12	+7		
Total	**+1**	**-8**		
Activity Holidays Sector				
Marine	+3	n/a	+9	n/a
Activity Adventure**	+226	n/a	+165	n/a
Ski	+14	n/a	+16	n/a
Total	**+91**	**n/a**	**+39**	**n/a**

Online Destination Services Sector

	Winter 05/06 Sales	Winter 05/06 Bednights	Summer 06 Sales	Summer 06 Bednights
Online				
Hotelbeds	+84	+67	+125	+91
Bedsonline	+188	+142	+205	+114
Hotelopia	+629	+414	+145	+56
Total	**+140**	**+102**	**+129**	**+90**

Notes:
These figures are up to and including the week ending 26 November 2005.
* these statistics reflect inclusive tour sales only from Great Britain.
** like-for-like cumulative growth Winter 05 +9%, Summer 06 +28%.

Tsunami in and around the anniversary of that event. Capacity [illegible] are now being undertaken for the second half of Winter to ensure capacity matches demand. The Summer season is only just on sale in the UK source market and to date the volumes sold are negligible at less than 1% of the total expected Sector capacity for the season as a whole. This is in-line with last year. The North American businesses continue to perform well.

The Activity Holidays Sector continues to trade strongly for Winter with sales up 91% in total (excluding 2004/05 acquisitions are up 9%) and Summer sales up 39% (excluding 2004/05 acquisitions are up 14%). The Activity Adventure Division continues to perform very well with like-for-like sales up. Margins are ahead of last year.

The Online Destination Services Sector continues to see strong volumes and prices for the next financial year with all three routes to market.

The Group's business philosophy is not to chase volume at unprofitable margins. Instead we align capacity to match profitable demand. This philosophy, together with our combination of growth and flexibility, means that the Group has confidence as we continue to make progress towards our 5% operating margin target.

Despite a challenging market environment, our unique model means we are confident that the Group remains well placed for continued growth.

Peter Long

Peter Long
Chief Executive
7 December 2005



Group performance

Group profit (before tax, goodwill amortisation and exceptional items) of £114.0m was up 16% from £98.3m in 2004. Goodwill amortisation for the year was £24.9m (2004: £23.6m). Group turnover for the year increased by 11% (£261m) to £2,579m (2004: £2,318m). After excluding the effect of current year acquisitions, turnover increased by 9% to £2,516m.

The segmental split introduced last year has been used again to reflect, as closely as possible, the Sector based management structure in the business. The acquisitions in the student market in North America together with Europe Express, Inc. have, for the time being, been included within the Specialist Holidays Sector. Based on this split the operating profit is as follows:

> Mainstream Holidays Sector operating profit was £54.0m (2004: £48.5m), up 11% year-on-year. This was achieved on turnover of £1,232m (2004: £1,174m), up 5% as a result primarily of the shift in mix to long-haul holidays;

> Specialist Holidays Sector operating profit was £32.1m (2004: £23.8m), up 35% year-on-year. This was on turnover of £891m (2004: £770m), up 16%. The increase in profit was driven by continued growth in Europe (up 14%) and Canada (up 144%);

> Activity Holidays Sector operating profit was £18.1m (2004: £15.1m), up 20% year-on-year. This was achieved on turnover of £226m (2004: £196m), up 15%. The result was driven by strong performances by our Activity Adventure businesses and by a contribution of £1.3m from acquisitions made in the year;

> Online Destination Services Sector operating profit was £11.4m (2004: £11.2m), up 2% year-on-year. This result reflects strong underlying growth offset by further investment in Hotelopia;

> The Group's joint venture with Royal Caribbean Cruises Ltd was profitable for the second year with a result of £3.5m (2004: £0.8m). The Group's share of the profits amounted to £1.8m, compared to £0.4m in 2004.

Mainstream Holidays Sector

The Mainstream Holidays Sector consists of the UK and Ireland tour operating, retail and airline businesses. The Sector's strategy is to focus on the development of differentiated exclusive product to reduce exposure to the competitive flight-only and short-haul markets, whilst encouraging customers to book early. In addition, the Sector seeks continuously to improve the flexibility and operational efficiency of its business model, whilst increasing the level of control it has over the distribution of its product.

Total Mainstream Holidays turnover was up 5% to £1,232m (2004: £1,174m). This was despite a planned capacity reduction of 3% (Winter 04/05 down 6%, Summer 05 down 1%). Within the turnover growth, inclusive tour holidays were up 8% whilst flight-only and other revenues were down 5%.

The key driver of revenue growth was a continuing shift towards higher-priced medium and long-haul holidays but also partly due to the collection of fuel supplements as the industry-wide mechanism to recover higher fuel costs.

The reduction in volumes to short-haul destinations, -14% year-on-year, reflects the continued drive to reduce exposure to commodity product such as flight-only sales and generic 3☆ properties. Short-haul revenues including flight-only now represent just over 30% of total revenues, compared to over 33% in 2004.

Mainstream Holidays Sector	2004/05	2003/04	Change %
Passengers ('000)*			
Short-haul	986	1,152	-14
Medium-haul	1,524	1,483	+3
Long-haul	193	174	+11
Total	2,703	2,809	-4
Year-on-year variation	Change		
Inclusive tour revenue	+8%		
Flight-only revenue	-5%		
Revenue per passenger	Total	Fuel related	
Short-haul	+10%	+4%	
Medium-haul	+10%	+3%	
Long-haul	+2%	+1%	
Total	+10%	+3%	
Revenue growth	Total		
Short-haul	-5%		
Medium-haul	+12%		
Long-haul	+13%		
Subtotal	+6%		
Other revenues	-1%		
Total	+5%		
Operating profit (£m)	54.0	48.5	+11%
Operating margin %	4.4%	4.1%	+0.3 ppts
Controlled distribution % (Summer)	56%	45%	+11 ppts

* all figures are based on inclusive tour and flight-only, whereas the trading updates simply focus on inclusive tour from Great Britain.

Control of distribution for Summer has increased by 11 percentage points to 56% from 45%. This is split across the various routes to market as follows:

	2005	2004
Retail	25%	23%
Online	25%	15%
Call centre	6%	7%
Total controlled	56%	45%

Since we launched our online site, www.firstchoice.co.uk, three years ago the percentage of sales which have been distributed through this channel has grown substantially every year.

Whilst this rate of growth will clearly slow, we are confident that we will achieve our target of 75% of sales through controlled channels by 2008. To achieve this there will be some incremental revenue expenditure (circa £2-3m) and

capital expenditure (circa £5m) in 2006 to ensure that the website is sufficiently flexible to meet customer requirements and able to handle ever increasing traffic.

Our retail stores continue to play a vital role in the distribution of First Choice products and have again increased the percentage of First Choice holidays sold through this channel. Whilst this in itself does not improve the economics of distribution, it does provide an opportunity to up-sell other products (such as excursions, transfers and foreign exchange) as well as establishing a direct relationship with the customer.

During the year First Choice Airways, the Group's in-house airline, operated with a fleet of 32 aircraft. The size of the fleet will remain broadly similar for the year ahead. Our enhanced long-haul Boeing 767 offering has performed exceptionally well in 2005 with three such aircraft operated in Summer 2005. We anticipate re-mixing our fleet in 2006 to include another three Boeing 767's and there remain eight aircraft based on low lease rate structures.

The Specialist Holidays Sector consists of the European, UK and Canadian specialist businesses.

The Sector increased turnover by 16% over the comparable period to £891m in the year. Passenger volumes increased by 18% to 2.1m and operating profit increased 35% to £32.1m. The operating margin of 3.6% improved by 50 basis points from 3.1% in the comparable period.

In the Continental European Specialist businesses there was strong revenue and profit growth at flat operating margins. Revenues grew 17% to £521m (2004: £445m), whilst profit increased £2.8m to £20.6m (2004: £17.8m). There were again strong performances in France, Italy and Holland and our Nordic business, launched in 2004, doubled the size of its programme and became profitable in its first full year of operation. The flexibility of the business models in Continental Europe resulted in impressive performances despite the terrorist bombings in Turkey and Egypt and the additional costs we incurred as a result.

The UK Specialist business concluded a significant period of change with the back office restructuring of Citalia to complement the similar restructurings in Sovereign and Hayes & Jarvis in 2004. The UK businesses now operate under one management team and are focusing on increasing control of distribution through direct and online routes to market with Meon Villas already a direct-only operator. In the year, 45% of volumes went through controlled routes to market, which include First Choice Retail. These changes will allow the UK businesses to benefit from a reduced overhead base and should result in improved gross margins as we move forward.

Revenues in the UK business were down 9% at £144m (2004: £159m), on flat passenger numbers. Primarily this was as a result of discounting product in South East Asia following the Tsunami and repositioning the villas business. Operating margins were up 70 basis points to 4% (2004: 3.3%).

	2004/05	2003/04	Change %
Passengers ('000)			
Europe	1,686	1,455	+16
North America	364	286	+27
Total	2,050	1,741	+18
Year-on-year variation			
Revenue per passenger			
Europe	-ve		
North America	+ve		
Total	-ve		
Revenue growth			
Europe	10%		
North America	35%		
Total	16%		
Operating profit (£m)			
Europe	26.3	23.0	+14%
North America	5.8	0.8	+630%
Total	32.1	23.8	+35%
Operating margin	3.6%	3.1%	+0.5ppts

Our Canadian Specialist business improved profitability in the year, with a profit of £3.9m (2004: £1.6m). This was achieved on the back of volume increases of 13% which resulted in revenues increasing by 16% to £193m (2004: £166m). The operating margin increased by 1 percentage point to 2.0%.

A significant element of the improved trading of our Canadian business arises from our relationship with Skyservice, our main aviation partner. The relationship gives the business increased flexibility and control over its aviation planning which helps drive cost savings. In addition, the continual focus on the operational efficiency of back office functions and the ability to share product expertise with the Mainstream business also contributes to improving profitability.

In 2004 we acquired StudentCity.com, a North American student travel operator. During 2005, we have built our position in this fragmented marketplace with the acquisitions of Boss Tours, a leading Canadian operator of Spring Breaks and educational tours and Spring Break Travel, a North Carolina based operator. We anticipate further expansion into the North American student market where we are attracted to the counter-cyclical profitability, strong margins and excellent growth potential.

Activity Holidays Sector revenues were up 15% year-on-year, driven particularly by acquisitions. The focus in the Marine Division has continued to be to improve utilisation of the yacht and boat fleets as well as improving occupancy in Sunsail Clubs. These actions, combined with strong volume-driven growth in our Activity Adventure businesses, where

turnover was up on a like-for-like basis by 21% and 108% in total, resulted in a 20% increase in operating profit to £18.1m (2004: £15.1m).

First Choice Marine
Further planned reductions in capacity in First Choice Marine combined with a strong focus on club occupancy and yacht and boat utilisation resulted in revenue decreasing to £90m compared to £93m in 2004. This Division is capital intensive and, once again, the focus in the year was to drive an improved return on the invested capital in the business. This was successfully achieved with a three percentage point increase in yacht utilisation and a 10 percentage point increase in club occupancy. Operating margins moved ahead 40 basis points to 11.7% (2004: 11.3%).

Ski
Similar to the strategy of our Mainstream Holidays Sector, we are aiming to reduce our exposure to mid-market, generic product in short-haul destinations to reduce volatility in the business. As a result, for the second year running, we reduced capacity significantly in our adult ski business. Going forward we will focus on our Schools business and the higher margin FlexiSki and Luxury Mountain Hotels brands. Our acquisition of the exclusive rights to operate the Hotel Fitzroy in Val Thorens in 2005 will enable us to expand our recently launched Luxury Mountain Hotels offering. We incurred some restructuring cost after the Winter season finished which will allow the business to move operating margins forward in 2005/06.

Activity Adventure Division
The Activity Adventure Division reported another strong year of growth. The businesses in this Division are low in capital intensity and are characterised by a flexible business model. Operating profit increased by £3.5m to £6.7m. Like-for-like turnover increased by 21% and acquisitions contributed a further £39m of revenue growth (with in-year acquisitions contributing £33m). Active focus on optimising the number of customers on any given trip was key to the achievement of this success. Our strategy of bolting on acquisitions in this Division was accelerated in 2005 and five new businesses were added to the portfolio giving the Group real scale in this rapidly growing market. We anticipate continuing our strategy of adding businesses to this Division for the foreseeable future.

Activity Holidays Sector

	2004/05	2003/04	Change %
Year-on-year variation			
Revenue per passenger			
Marine	n/a		
Ski	+ve		
Adventure	+ve		
Total	+ve		
Revenue growth			
Marine	-3%		
Ski	-20%		
Adventure	+108%		
Total	+15%		
Operating profit (£m)	18.1	15.1	+20%
Operating margin %	8.0%	7.7%	+0.3ppts

Online Destination Services Sector
Our Online Destination Services Sector provides strong growth opportunities for the Group. During the year total revenues including prior year acquisitions have grown to £230m, an increase of 29%. Profitability for the Sector as a whole increased from £11.2m to £11.4m. Net operating margin was down by one percentage point as a result of the expansion of the lower margin business to consumer Hotelopia brand.

Based on a destination based infrastructure, the business has had a successful year in all three routes to market. Our Hotelbeds business, which services tour operators, has increased the bednights sold in the year by 77% to 5.6m. Bedsonline is a 'business to business' operator servicing the travel agents market and has grown by 102% in terms of bednights sold. Finally Hotelopia, our 'business to consumer' accommodation business, has established strategic partnerships with easyJet and BBVA which have contributed significantly to growing the brand.

Online Destination Services Sector

	2004/05	2003/04	Change %
Offline			
Passenger volumes (m)	3.5	2.9	+21
Net revenue per passenger (€)	62	72	-14
Online			
Bednights (m)			
Hotelbeds	5.6	3.2	+77
Bedsonline	2.8	1.4	+102
Hotelopia	1.3	0.1	+962
Total	9.7	4.7	+107
Year-on-year variation			
Revenue per bednight			
Hotelbeds	+ve		
Bedsonline	+ve		
Hotelopia	+ve		
Total	+ve		
Operating profit (£m)	11.4	11.2	+2%
Operating margin %	4.9%	6.3%	-1.4ppts

Island Cruises
Our joint venture with Royal Caribbean Cruises Ltd, (RCCL) achieved its second year of profitability in 2004/05. First Choice's share of this profit was £1.8m compared to £0.4m in 2003/04.

This business again operated from Brazil in the Winter and Palma in the Summer. Improved passenger load factors and yields resulted in an improvement in Winter trading performance with First Choice's share of the Winter losses reducing from £1.3m to £1.0m. In Summer 2005, continued improvements in distribution resulted in earlier sales at high yields and a 65% improvement in Summer profitability. For 2005/06, the Island Escape will return to Brazil and Palma, building on the ship's strong reputation and high customer satisfaction levels. In addition, a second ship, the Island Star, which has been leased from RCCL, will operate for the first time out of Brazil in the Winter and the Mediterranean in the Summer. We estimate that the start-up costs for the second ship, which will be incurred during the Winter, will be offset by profits generated in the Summer.

Efficiencies arising from leveraging the overhead across two ships will help drive the profitability of this business.

The Group profit before tax, goodwill amortisation and exceptional items for the year was £114.0m (2004: £98.3m). The tax charge on recurring profits of £33.1m (2004: £28.4m) represents an effective tax rate of 29% (2004: 29%).

Based on the current structure of the business, existing local taxation rates and legislation, it is expected that the underlying tax rate on ongoing activities (before goodwill amortisation) will remain at a level of around 29% going forward. For a number of years, the corporation tax cash outflows have benefited from accelerated capital allowances. This benefit has unwound and consequently the tax cash outflows have returned to levels more consistent with the tax charge.

Basic earnings per ordinary share before goodwill amortisation and exceptional items was 13.6p (2004: 10.8p), an increase of 26%. This includes the positive earnings impact of 3% as a result of the redemption of the convertible preference shares.

The Board recommends a final dividend per ordinary share of 4.65p (2004: 3.75p), an increase of 24%, making a total dividend for the year of 6.6p (2004: 5.5p), an increase of 20%. Going forward the Group will look to maintain the dividend cover (at the profit after tax and preference dividends but before goodwill amortisation and exceptional items level) at approximately two times. The dividend will be paid on 6 April 2006 to all shareholders on the register as at 3 March 2006. The Company intends to continue to operate a dividend re-investment plan as an alternative to the full cash dividend.

For the last three years First Choice has been re-investing its free cash flow in small to medium sized bolt-on acquisitions. This programme has been accelerated in 2004/05 with 12 businesses being acquired for an expected total consideration of £65.5m.

Date	Business acquired	Maximum consideration	Consideration paid in 2005
February 2005	Spring Break Travel	£3.2m	£1.7m
April 2005	Delphin	£3.1m	£0.7m
May 2005	Groupe Aventuria	£7.4m	£7.4m
June 2005	MyPlanet	£7.2m	£7.2m
July 2005	Peregrine Adventures	£19.1m	£19.1m
July 2005	Europe Express	£12.3m	£9.1m
August 2005	Boss Tours	£3.6m	£2.8m
September 2005	Imaginative Traveller	£6.6m	£3.5m
October 2005	SEM Corp	£1.3m	£1.0m
Various	Other	£1.7m	£0.9m
Total		**£65.5m**	**£53.4m**

Acquisitions in the year are shown in the table above. Of the maximum consideration, £53.4m was paid during the year. A further £1.6m was paid as deferred consideration on prior year acquisitions. In addition, £1.8m of acquisition expenses were incurred bringing the total expected consideration to £67.3m. By way of comparison, in the year ended 31 October 2004, we made acquisitions with a maximum aggregate consideration of £40.9m of which £28.3m was paid during the year.

£'m	2005 Max	2005 Paid	2004 Max	2004 Paid
In-year	65.5	53.4	40.9	28.3
Deferred	–	1.6	–	4.3
Expenses	1.8	1.8	0.9	0.9
Total	67.3	56.8	41.8	33.5

The net assets of all the subsidiaries acquired during the year have been consolidated in the Group's balance sheet at 31 October 2005. The Group's consolidated profit and loss account reflects turnover of £63m and operating profit before goodwill amortisation of £1.6m from the results of the acquired companies since acquisition. Certain of these acquisitions incur losses in the Summer, which reduces the overall profit contribution of these businesses in the year of acquisition.

Throughout the year there has continued to be a strong focus on cash management with an emphasis on working capital management. Careful cash management is now an established feature across all of our businesses, with a clear understanding of the importance of conversion of operating profits to cash. The net cash position (cash and liquid investments less loans, overdrafts and finance leases) at the year-end was £18.1m (2004: £220.7m). This consisted of £105.4m of cash and £87.3m of debt. Based on the average cash balance during the year the gearing level would have been 23%. Fixed charges cover which we believe to be the most useful measure of liquidity was 2.3 times at the year end (2004: 2.1 times). On this basis we are satisfied with the level of gearing and believe there is capacity within the balance sheet to increase this further if required.

During the year the Group renegotiated the terms of a £310m revolving credit facility, which we had entered into with our banking group in March 2004. The original facility had a four-year term. Reflecting the improving financial strength of the Company, the banking group agreed to revised financial covenants which provide more flexibility for the business to grow, better rates and a one year extension. Furthermore in July 2005 the banking group agreed to an additional revolving creditfacility of £240m on the same revised terms as the original facility.

During the year the Company redeemed the 6.75% convertible cumulative preference shares held at par for £199.5m. The redemption was funded by a combination of cash resources and the expansion of its existing bank facilities referred to above. The Group benefits from an interest rate on its expanded bank facilities that is lower than the fixed 6.75% dividend on the preference shares and from tax deductibility of the interest charge.

Shareholders' funds
Shareholders' funds have decreased in the year to £302.3m (2004: £487.1m) largely as a result of the redemption of the convertible cumulative preference shares referred to opposite.

There was a retained profit for the year of £11.2m (2004: £3.7m) and the Group issued no ordinary shares (2004: nil) in respect of acquisitions.

Regulations, bonding and banking
The Civil Aviation Authority, the Federation of Tour Operators and the Association of British Travel Agents regulate the businesses based in the UK. Each of these bodies protects the rights of consumers by requiring the Group to lodge security bonds with them.

Where the international businesses are regulated, this is achieved either by means of cash collateral or bond cover similar to the UK requirements.

Treasury policies
The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises because of the mismatch between the Group's revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans and sterling rates on Group cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

During the year the governance of financial risk was further formalised by the creation of the Financial Risk Management Committee. The Committee is a formal committee of the Board and is made up of the relevant senior business employees and technical experts. Incorporated within the terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument, used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

International Financial Reporting Standards (IFRS)
European and UK legislation requires the Group to adopt IFRS for the financial year ending 31 October 2006. The interim financial statements at 30 April 2006 and the full statements for the year ending 31 October 2006 will be prepared using the measurement and recognition principles of IFRS (as adopted for use in the EU) as opposed to UK Generally Accepted Accounting Practice (UK GAAP).

The Group believes it is well placed in the transition process. The IFRS convergence project continues in-line with the project plan. An announcement detailing the impacts of the adoption of IFRS was made on 26 October 2005. This announcement, including the opening IFRS Group balance sheet at 1 November 2004 and the accounting policies used in its preparation, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

At the date of transition to IFRS, the Group calculated that net assets would be reduced by circa £60m. The most significant changes to balance sheet values were:

> an increase in net assets of £19.4m as the 2004 final dividend had not been approved at the date of transition, 1 November 2004 and, therefore, could not be included in the balance sheet as a creditor at that date;

> a reduction of net assets by £21.0m for bringing the deficit (net of deferred taxation) on defined benefit pension schemes onto the balance sheet;

> a reduction in net assets of £63.0m in respect of the timing of recognition of costs associated with the provision of holidays (including brochure costs). These costs were recognised under UK GAAP when the associated revenue was accounted for, but must be expensed as incurred under IFRS; and

> an increase in net assets of £15.8m due to the implementation of IAS 12, 'Income Taxes' and the tax effect of adjustments to the balance sheet.

Other significant changes affecting the financial statements after 1 November 2004 will include accounting for business combinations in-line with IFRS 3 and accounting for financial instruments in-line with IAS 32/39 with effect from 1 November 2005. Further details on these will be given in February 2006 when the Group will issue financial statements for the six months to 30 April 2005 and the year to 31 October 2005 as re-stated under IFRS.

Paul Bowtell
Group Finance Director
7 December 2005

Consolidated profit and loss account

	Notes	Pre exceptional items and goodwill amortisation 2005 £m	Goodwill amortisation 2005 £m	Total 2005 £m	*Pre exceptional items and goodwill amortisation 2004 £m	Exceptional items and goodwill amortisation 2004 £m	*Total 2004 £m
Group and share of joint venture turnover	2	2,596.9	–	2,596.9	2,334.0	–	2,334.0
Less share of joint venture turnover		(18.3)	–	(18.3)	(16.5)	–	(16.5)
Group turnover							
Continuing operations		2,515.7	–	2,515.7	2,317.5	–	2,317.5
– Acquisitions		62.9	–	62.9	–	–	–
Total Group turnover	2	2,578.6	–	2,578.6	2,317.5	–	2,317.5
Cost of sales	2	(2,221.2)	–	(2,221.2)	(2,005.3)	–	(2,005.3)
Gross profit		357.4	–	357.4	312.2	–	312.2
Administrative expenses excluding goodwill amortisation	2	(241.8)	–	(241.8)	(213.6)	–	(213.6)
Goodwill amortisation		–	(24.7)	(24.7)	–	(23.4)	(23.4)
Total administrative expenses		(241.8)	(24.7)	(266.5)	(213.6)	(23.4)	(237.0)
Group operating profit							
Continuing operations		114.0	(23.7)	90.3	98.6	(23.4)	75.2
– Acquisitions		1.6	(1.0)	0.6	–	–	–
Total Group operating profit		115.6	(24.7)	90.9	98.6	(23.4)	75.2
Share of operating profit of joint venture		1.8	–	1.8	0.4	–	0.4
Goodwill amortisation on joint venture		–	(0.2)	(0.2)	–	(0.2)	(0.2)
Share of operating profit of associate		1.0	–	1.0	0.6	–	0.6
Total operating profit: Group and share of joint venture and associate		118.4	(24.9)	93.5	99.6	(23.6)	76.0
Loss on disposal of fixed asset investments	3	–	–	–	–	(0.2)	(0.2)
Profit before interest		118.4	(24.9)	93.5	99.6	(23.8)	75.8
Net interest payable and similar items	4	(4.4)	–	(4.4)	(1.3)	–	(1.3)
Profit on ordinary activities before taxation	6	114.0	(24.9)	89.1	98.3	(23.8)	74.5
Taxation on profit on ordinary activities	7	(33.1)	–	(33.1)	(28.4)	–	(28.4)
Profit on ordinary activities after taxation		80.9	(24.9)	56.0	69.9	(23.8)	46.1
Equity minority interests		(0.2)	–	(0.2)	(0.3)	–	(0.3)
Profit for the financial year		80.7	(24.9)	55.8	69.6	(23.8)	45.8
Preference share dividends	8	(10.0)	–	(10.0)	(13.7)	–	(13.7)
Profit attributable to ordinary shareholders		70.7	(24.9)	45.8	55.9	(23.8)	32.1
Ordinary share dividends	8	(34.6)	–	(34.6)	(28.4)	–	(28.4)
Retained profit for the financial year	21	36.1	(24.9)	11.2	27.5	(23.8)	3.7
Earnings per ordinary share	9						
Basic earnings per ordinary share				8.8p			6.2p
Before goodwill amortisation				13.6p			10.8p
Before goodwill amortisation and exceptional items				13.6p			10.8p
Diluted earnings per ordinary share				8.7p			6.2p
Before goodwill amortisation				13.4p			10.7p
Before goodwill amortisation and exceptional items				13.4p			10.7p

* the comparative figures for turnover and cost of sales have been restated as set out in note 1.

Balance sheets
at 31 October 2005

	Notes	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Intangible assets	10	**425.5**	376.4	–	–
Tangible assets	11	**305.8**	288.7	–	–
Investments	12	**0.8**	0.8	**527.7**	498.8
Investment in joint venture				**35.9**	35.9
Share of gross assets		**39.5**	38.7	–	–
Share of gross liabilities		**(10.0)**	(10.4)	–	–
Goodwill		**3.2**	3.4	–	–
Total investment in joint venture	13	**32.7**	31.7	**35.9**	35.9
Investment in associate	13	**2.5**	2.1	**2.9**	2.9
Total investments		**36.0**	34.6	**566.5**	537.6
Total fixed assets		**767.3**	699.7	**566.5**	537.6
Current assets					
Debtors	14	**461.0**	400.3	**168.2**	307.6
Investments	15	**46.9**	38.6	–	–
Cash at bank and in hand	16	**78.4**	253.7	**0.9**	–
Total current assets		**586.3**	692.6	**169.1**	307.6
Creditors: amounts falling due within one year	17	**(918.8)**	(760.6)	**(73.0)**	(36.6)
Net current (liabilities)/assets		**(332.5)**	(68.0)	**96.1**	271.0
Total assets less current liabilities		**434.8**	631.7	**662.6**	808.6
Creditors: amounts falling due after more than one year	18	**(59.2)**	(80.6)	**(0.6)**	(1.3)
Provisions for liabilities and charges	19	**(73.0)**	(63.8)	–	–
Equity minority interests		**(0.3)**	(0.2)	–	–
Net assets		**302.3**	487.1	**662.0**	807.3
Capital and reserves					
Called up share capital	20	**15.9**	215.3	**15.9**	215.3
Share premium account	21	**241.5**	239.8	**241.5**	239.8
Capital reserve	21	**201.4**	1.9	**201.4**	1.9
Own share reserve	21	**(8.5)**	(11.4)	**(8.5)**	(11.4)
Revaluation reserve	21	**2.5**	2.9	–	–
Merger reserve	21	**138.5**	161.0	**165.8**	188.3
Profit and loss account	21	**(289.0)**	(122.4)	**45.9**	173.4
Shareholders' funds		**302.3**	487.1	**662.0**	807.3
Equity	21	**302.3**	287.6	**662.0**	607.8
Non-equity	21	–	199.5	–	199.5
Shareholders' funds		**302.3**	487.1	**662.0**	807.3

Approved by the Board on 7 December 2005 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated cash flow statement

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	23	157.9	172.4
Dividends received from associate		0.3	0.3
Returns on investment and servicing of finance			
Interest received		3.4	3.9
Interest paid		(5.3)	(3.8)
Interest element of finance leases		(1.7)	(1.7)
Preference dividends paid		(11.0)	(13.5)
Net cash outflow from returns on investments and servicing of finance		(14.6)	(15.1)
Net tax paid		(32.5)	(21.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(65.8)	(54.6)
Proceeds from sales of tangible fixed assets		11.1	14.7
Proceeds from sale of trade investment		0.1	10.0
Net cash outflow from capital expenditure and financial investment		(54.6)	(29.9)
Acquisitions and disposals			
Acquisitions of subsidiaries	12(a)	(33.1)	(30.9)
Disposal of subsidiaries		–	20.8
Net cash outflow from acquisitions and disposals		(33.1)	(10.1)
Equity dividends paid		(28.7)	(25.9)
Net cash (outflow)/inflow before use of liquid resources and financing		(5.3)	70.4
Management of liquid resources			
Purchase of liquid investments		(8.3)	(19.2)
Decrease/(increase) in term deposits		139.6	(20.0)
Net cash inflow/(outflow) from management of liquid resources		131.3	(39.2)
Financing			
Issue of ordinary share capital		1.4	1.1
Redemption of preference share capital		(199.5)	–
Capital payments under finance leases and hire purchase agreements		(7.2)	(7.3)
Increase in loans		30.9	5.4
Repayment of loan capital		(7.9)	(9.4)
Net cash outflow from financing		(182.3)	(10.2)
(Decrease)/increase in cash in the year	25	(56.3)	21.0

Statements of total consolidated recognised gains and losses
for the year ended 31 October 2005

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Profit for the financial year				
Group/Company	54.1	45.3	94.8	1.1
Share of joint venture	1.0	0.2	–	–
Share of associate	0.7	0.3	–	–
	55.8	45.8	94.8	1.1
Currency translation differences on foreign currency investments	(0.5)	1.5	–	–
Total recognised gains and losses relating to the financial year	55.3	47.3	94.8	1.1

Note of consolidated historical cost profits and losses
for the year ended 31 October 2005

	Group 2005 £m	Group 2004 £m
Reported profit on ordinary activities before taxation	89.1	74.5
Depreciation difference between historical cost and the revalued amount	0.4	–
Historical cost profit on ordinary activities before taxation	89.5	74.5
Historical cost retained profit for the year	11.6	3.7

A note of historical cost profit and loss is not presented for the Company as there is no difference between profits and losses of the Company as shown in the accounts and those shown on a historical cost basis in either year.

Reconciliations of movements in shareholders' funds
for the year ended 31 October 2005

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Profit for the financial year	55.8	45.8	94.8	1.1
Dividends	(44.6)	(42.1)	(44.6)	(42.1)
Retained profit/(loss) for the financial year	11.2	3.7	50.2	(41.0)
Redemption of preference share capital	(199.5)	–	(199.5)	–
Other net recognised gains and losses relating to the year	(0.5)	1.5	–	–
Amortised issue costs	0.1	0.2	0.1	0.2
New share capital	1.8	1.1	1.8	1.1
Share capital to be issued	–	(0.1)	–	(0.1)
Charge for EBT shares	2.1	3.0	2.1	3.0
Net (reduction)/addition to shareholders' funds	(184.8)	9.4	(145.3)	(36.8)
Opening shareholders' funds	487.1	477.7	807.3	844.1
Closing shareholders' funds	302.3	487.1	662.0	807.3

Notes to the accounts

1. Accounting policies

Basis of preparation

The following accounting policies have been consistently applied in dealing with items considered material in relation to the accounts, other than the change in accounting policy in relation to turnover for Online Destination Services.

The comparative figures for turnover and cost of sales have both been reduced by £32.1m to reflect more accurately the contractual basis of the activity in the Online Destination Services Sector.

Accounting convention

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets, and on the going concern basis.

Basis of consolidation

The Group accounts consolidate the accounts of First Choice Holidays PLC and its subsidiary undertakings together with the Group's share of net assets and results of its joint venture and associated undertakings. These accounts are made up to 31 October 2005.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired during the year are included in the profit and loss account from the effective date of acquisition.

The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Associated undertakings and joint ventures

An associated undertaking is one in which the Group has a long-term investment and exercises significant influence over the Company in which the investment is made. The Group's share of the results and net assets of its associated undertakings are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, and the Group's related other goodwill, is included in investments in the consolidated balance sheet. The joint venture undertaking has been accounted for using the gross equity method in the Group balance sheet.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair values of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 November 1998 is capitalised. Positive goodwill is amortised to nil by equal instalments over its estimated useful life, normally and in no case more than 20 years. On the subsequent disposal or termination of a business acquired since 1 November 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Goodwill arising on consolidation prior to the adoption, on 1 November 1998, of FRS 10: Goodwill and Intangible Assets, has been charged directly to reserves. The goodwill, which has been taken directly to reserves, will be charged to the profit and loss account on disposal of the related business.

Fair value accounting adjustments are made in respect of acquisitions and these may be made on provisional estimates. Amendments may be made to those adjustments in the subsequent accounting period with a corresponding adjustment to goodwill.

Foreign currencies

Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account in the season to which the contract relates.

The results of overseas subsidiaries are translated at weighted average exchange rates for the year and exchange differences arising on consolidation of the net investment in overseas subsidiaries are dealt with through reserves.

Financial instruments

The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Financial instruments are contracted for hedging purposes only. The Group does not trade any financial instruments and does not enter into speculative transactions. Interest rate derivatives are used to manage interest rate risk. Amounts payable and receivable in respect of these derivatives are recognised as adjustments to interest income or payable over the period of the contracts.

Gains and losses on foreign currency hedges are recognised on the maturity of the underlying exposure. Gains or losses arising on hedging instruments, which are cancelled due to the termination of underlying exposure, are taken to the profit and loss account immediately.

Turnover

Turnover represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue in respect of in house product is recognised on the date of departure and the related costs of distribution and of providing the holidays and flights are charged to the profit and loss account on the same basis. Travel agency commissions and other revenues received from the sale of third party product, together with related costs, are recognised when they are earned on receipt of final payment. Turnover excludes intra-group transactions and is stated after deduction of trade discounts and commissions.

Client money received in advance
Client money received at the balance sheet date relating to holidays commencing and flights departing after the year end is included in creditors.

Marketing costs
Brochure and other marketing costs are charged to the profit and loss account in the season to which they relate.

Operating leases
Rentals payable and receivable under operating leases are charged or credited to the profit and loss account on a straight-line basis over the period of the lease or on another systematic basis, if this is more representative of the time pattern of the benefit from the use of the leased asset.

Finance leases and hire purchase contracts
Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in creditors representing the present value of the minimum lease payments. Where an option price exists, and the Group intends at inception to exercise the option, the corresponding liability includes the option purchase price as a lease payment and the option exercise date is taken as the most beneficial to the Group. Payments are treated as consisting of capital and interest elements with the interest being charged to the profit and loss account in proportion to the outstanding obligations.

Tangible fixed assets and depreciation
Tangible fixed assets are depreciated on a straight-line basis, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful economic life.

The years used are as follows:

Freehold properties	50 years
Short leasehold properties	Lease period
Finance lease aircraft and equipment	Lease period
Aircraft spares and equipment	12 years period to next overhaul
Yachts	15 years
Motor boats	25 years
Retail computer equipment	5 years
Computer equipment	3-5 years
Retail fixtures and fittings	8 years
Other assets	4 years

Since adopting FRS 15: Tangible Fixed Assets, newly acquired assets are carried at cost with other assets held at their previously revalued amounts.

Aircraft maintenance costs
Provision is made in respect of maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on the total anticipated costs over the useful economic life of the assets calculated by reference to costs experienced and published manufacturers' data. The charge to the profit and loss account is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised on initial recognition and depreciated over the period until the next scheduled major overhaul.

Deferred taxation
Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the accounts.

Pensions
The Group operates defined benefit and defined contribution schemes. Pension liabilities are funded by monthly or annual contributions. Under the defined benefit schemes, pension liabilities are charged to the profit and loss account so as to spread the long-term cost of pensions over the service lives of employees. Variations from regular cost are spread over the average remaining service lives of current employees. Defined contribution scheme pension liabilities are charged to the profit and loss account as they fall due.

FRS 17: Retirement Benefits will require a market rather than actuarial valuation of defined benefit schemes. This will result in a greater volatility of the pension scheme surplus or deficit as the market valuation will be taken at each balance sheet date and be reflective of a particular point in time. At 31 October 2005, the Group has adopted the transitional disclosure requirements of FRS 17.

Notes to the accounts

2. Segmental information

Sector analysis

Turnover	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	Restated 2004 Total £m
Leisure Travel:				
Mainstream Holidays	1,232.3	–	1,232.3	1,174.0
Specialist Holidays	861.8	28.8	890.6	770.0
Activity Holidays	192.8	32.8	225.6	195.5
Online Destination Services (see note 1)	228.8	1.3	230.1	178.0
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

Profit before tax	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	2004 Total £m
Leisure Travel:				
Mainstream Holidays	54.0	–	54.0	48.5
Specialist Holidays	31.8	0.3	32.1	23.8
Activity Holidays	16.8	1.3	18.1	15.1
Online Destination Services	11.4	–	11.4	11.2
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			–	(0.2)
Profit before tax			89.1	74.5

Geographical analysis

Turnover	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	Restated 2004 Total £m
Leisure Travel:				
UK	1,460.9	2.4	1,463.3	1,405.8
Europe	788.9	37.8	826.7	703.5
North America & rest of the world	265.9	22.7	288.6	208.2
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

2. Segmental information continued

Profit before tax	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	2004 Total £m
Leisure Travel:				
UK	73.0	0.3	73.3	65.5
Europe	33.3	0.6	33.9	30.5
North America & rest of the world	7.7	0.7	8.4	2.6
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			–	(0.2)
Profit before tax			89.1	74.5

Geographical analysis of business
Turnover determined by the location of customers is not materially different from turnover determined by location of business. Europe is defined as Continental Europe and Eire, whilst North America refers to Canada and the United States. First Choice is an integrated leisure travel business encompassing tour operating, distribution capacity, airline operations and ground handling services. Accordingly we consider that we operate under one class of business which we have defined as "Leisure Travel".

The exceptional item in the prior year of £0.2m arose in Europe.

Analysis of goodwill amortisation and net assets		Goodwill amortisation 2005 £m	Goodwill amortisation 2004 £m	Net assets 2005 £m	Net assets 2004 £m
Leisure Travel:					
UK	Continuing	7.5	8.7	183.4	392.8
	Acquisitions	–	–	1.6	–
Europe	Continuing	13.0	13.0	102.2	84.5
	Acquisitions	0.4	–	(1.4)	–
North America & rest of the world	Continuing	3.2	1.7	18.2	9.8
	Acquisitions	0.6	–	(1.7)	–
		24.7	23.4	302.3	487.1

Analysis of continuing operations and acquisitions

	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	2004 Total £m
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Cost of sales	(2,166.9)	(54.3)	(2,221.2)	(2,005.3)
Gross profit	348.8	8.6	357.4	312.2
Administrative expenses excluding goodwill amortisation	(234.8)	(7.0)	(241.8)	(213.6)
Goodwill amortisation	(23.7)	(1.0)	(24.7)	(23.4)
Total administrative expenses	(258.5)	(8.0)	(266.5)	(237.0)
Group operating profit	90.3	0.6	90.9	75.2

The goodwill amortisation disclosed under Acquisitions relates to the goodwill arising on consolidation in respect of companies acquired during the year.

3. Exceptional items

Exceptional costs of £0.2m arose in the prior year and related to the loss on disposal of the Group's interest in the Barceló Retail businesses and the gain on disposal of the Group's minority stake in the Globalia group of companies.

4. Net interest receivable and similar items

	2005 £m	2004 £m
Bank interest receivable	4.7	4.2
Bank interest payable on loans and overdrafts	(7.3)	(3.8)
Finance lease charges on leases expiring within one year	(1.4)	(0.2)
Finance lease charges on leases expiring within two to five years	(0.4)	(1.5)
Interest payable and similar charges	(9.1)	(5.5)
Total	(4.4)	(1.3)

5. Employees

Staff numbers	2005 Total	2004 Total
Average number of employees	14,551	13,915

Staff costs	2005 Total	2004 Total
Wages and salaries	252.2	237.0
Social security costs	30.2	28.0
Pension costs	12.7	12.4
	295.1	277.4

Details of the emoluments of Directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration on pages 63 to 70.

Consistent with the disclosure in note 2 "Segmental information" we consider the Group to have one integrated business of "Leisure Travel". Accordingly, we have disclosed the average number of employees under this single business.

Pension costs
The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)
Pension costs of £8.9m (2004: £7.8m) relating to defined contribution schemes were charged to the profit and loss account.

Funded defined benefit schemes
The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star Line scheme. Actuarial valuations of the three schemes were carried out at 1 November 2003 (Air 2000), 1 November 2003 (Unijet), and 1 July 2002 (Emerald Star Line). The valuations revealed Minimum Funding Requirement ratios of 79% and 81% respectively for the Air 2000 and Unijet schemes, calculated in accordance with the provisions of the Pension Act 1995.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities.

5. Employees continued

Air 2000 scheme
The principal valuation assumptions used were the rates of investment return of 7.25% per annum compound (pre-retirement) and 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £18.5m, representing 59% of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension charge for the year was £2.2m (2004: £2.3m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2% of contribution salaries for Flight Deck staff and 30.1% for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5%, from 1 April 2005 to 31 March 2006 6% and from 1 April 2006 onwards 7%.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £1.8m and £2.9m respectively. Further special employer contributions are payable as follows: £3.5m no later than 1 June 2006, £3.4m no later than 1 June 2007 and £0.85m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Unijet scheme
The principal valuation assumptions used were the rates of investment return of 7.25% per annum compound (pre-retirement) and [illegible]% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61% of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension cost for the year was £1.6m (2004: £1.6m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4% of pensionable salaries and from 1 September 2005 onwards 32.1%. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £0.74m and £2.0m respectively. Further special employer contributions are payable as follows: £2.45m no later than each of 1 June 2006 and 1 June 2007 respectively, and £1.15m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Emerald Star Line scheme
The principal valuation assumptions used were the rates of investment return of 8.0% per annum compound and a rate of salary increase of 6.0% per annum compound. From July 2005 the Group has contributed at an average rate of 2.5% of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m. The total pension cost for the year was £14,000 (2004: £14,000).

The next triennial valuation is currently underway and will be reflected in the accounts for the year ending 31 October 2006.

The transitional arrangements of FRS 17 require additional disclosure of defined benefit pension schemes as at 31 October 2005, 2004 a[illegible]003, calculated in accordance with the requirements of FRS 17. For the purpose of these accounts, these figures are illustrative only and do not impact on the actual balance sheet or the profit and loss account. The assets of each scheme have been taken at market value and the liabilities have been calculated by the qualified actuary using the following principal actuarial assumptions:

	Emerald Star Line scheme per annum			Air 2000 scheme per annum			Unijet scheme per annum		
	2005 %	2004 %	2003 %	2005 %	2004 %	2003 %	2005 %	2004 %	2003 %
Inflation	**2.25**	2.50	2.50	**3.00**	3.00	2.50	**3.00**	3.00	2.50
Salary increases	**4.00**	4.50	4.50	**5.00**	5.00	3.75	**5.00**	5.00	3.75
Rate of discount	**4.00**	4.50	5.25	**5.20**	5.50	5.75	**5.20**	5.50	5.75
Pension in payment increases				**3.00**	3.00	3.00	**3.00**	3.00	2.50
Revaluation rate for deferred pensioners				**3.00**	3.00	2.50	**3.00**	3.00	2.50

5. Employees continued

On this basis, the illustrative balance sheet figures are as follows:

	Emerald Star Line scheme			Air 2000 scheme			Unijet scheme			Total		
	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m
Assets	**1.6**	1.4	1.2	**30.4**	21.2	18.5	**19.5**	13.8	12.4	**51.5**	36.4	32.1
Liabilities	**(1.2)**	(1.0)	(0.7)	**(49.3)**	(39.6)	(27.5)	**(33.8)**	(27.2)	(16.9)	**(84.3)**	(67.8)	(45.1)
(Deficit)/surplus	**0.4**	0.4	0.5	**(18.9)**	(18.4)	(9.0)	**(14.3)**	(13.4)	(4.5)	**(32.8)**	(31.4)	(13.0)
Deferred tax	–	–	–	**5.7**	5.5	2.7	**4.3**	4.0	1.4	**10.0**	9.5	4.1
Net (deficit)/ surplus	**0.4**	0.4	0.5	**(13.2)**	(12.9)	(6.3)	**(10.0)**	(9.4)	(3.1)	**(22.8)**	(21.9)	(8.9)

Based on the net deficit in the schemes at 31 October 2005 the future full adoption of FRS 17 would result in a decrease in Group reserves.

The above disclosed position is different to that determined for the long term funding of the schemes, as different assumptions have been used.

The assets of the schemes at 31 October 2005, 31 October 2004 and 31 October 2003 and corresponding expected returns over the following year are as follows:

	Emerald Star Line scheme			Air 2000 scheme			Unijet scheme			Expected returns on all schemes		
	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 %	2004 %	2003 %
Equities	**1.2**	1.0	0.9	**19.8**	13.7	12.1	**12.7**	9.0	8.2	**7.95**	8.44	8.70
Bonds	**0.2**	0.2	0.2	**10.5**	7.4	6.2	**6.7**	4.7	4.1	**4.98**	5.48	5.50
Cash and other short-term assets	**0.2**	0.2	0.1	**0.1**	0.1	0.2	**0.1**	0.1	0.1	**4.75**	5.00	4.70
	1.6	1.4	1.2	**30.4**	21.2	18.5	**19.5**	13.8	12.4			

The fair value of the schemes' assets are not intended to be realised in the short term and may be subject to significant change before they are realised.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The present values of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain.

The transitional arrangements of FRS 17 also require disclosure of the defined benefit pension related costs and movements which would have been included in the profit and loss account and the statement of total consolidated recognised gains and losses had full adoption of FRS 17 been made in the year ended 31 October 2005.

Analysis of the amount that would have been charged to operating profit:

	Emerald Star Line scheme		Air 2000 scheme		Unijet scheme		Total	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Current service cost	–	–	**1.6**	1.2	**1.4**	1.1	**3.0**	2.3

Analysis of the amount that would have been charged to other finance income:

	Emerald Star Line scheme		Air 2000 scheme		Unijet scheme		Total	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Expected return on pension scheme assets	**0.1**	–	**1.8**	1.4	**1.1**	1.0	**3.0**	2.4
Interest on pension scheme liabilities	**(0.1)**	–	**(2.2)**	(1.6)	**(1.5)**	(1.0)	**(3.8)**	(2.6)
Net return	–	–	**(0.4)**	(0.2)	**(0.4)**	–	**(0.8)**	(0.2)

5. Employees continued

Analysis of the amount that would have been recognised in the statement of total consolidated recognised gains and losses:

	Emerald Star Line scheme 2005 £m	Emerald Star Line scheme 2004 £m	Air 2000 scheme 2005 £m	Air 2000 scheme 2004 £m	Unijet scheme 2005 £m	Unijet scheme 2004 £m	Total 2005 £m	Total 2004 £m
Actual return less expected return on pension scheme assets	**0.1**	–	**1.6**	(0.3)	**1.0**	0.1	**2.7**	(0.2)
Actuarial experience gains and losses arising on the scheme liabilities	–	–	**0.4**	0.1	**0.9**	(1.0)	**1.3**	(0.9)
Changes in assumptions underlying the present value of the scheme liabilities	**(0.1)**	(0.1)	**(7.1)**	(9.6)	**(4.8)**	(7.6)	**(12.0)**	(17.3)
Actuarial losses recognised in the statement of total consolidated recognised gains and losses	**–**	(0.1)	**(5.1)**	(9.8)	**(2.9)**	(8.5)	**(8.0)**	(18.4)

Movement in pension surplus/(deficit) during the year:

	Emerald Star Line scheme 2005 £m	Emerald Star Line scheme 2004 £m	Air 2000 scheme 2005 £m	Air 2000 scheme 2004 £m	Unijet scheme 2005 £m	Unijet scheme 2004 £m	Total 2005 £m	Total 2004 £m
Surplus/(deficit) in scheme at beginning of year	**0.4**	0.5	**(18.4)**	(9.0)	**(13.4)**	(4.5)	**(31.4)**	(13.0)
Movement in year:								
– Current service cost	–	–	**(1.6)**	(1.2)	**(1.4)**	(1.1)	**(3.0)**	(2.3)
– Contributions	–	–	**6.6**	1.8	**3.8**	0.7	**10.4**	2.5
– Other finance cost	–	–	**(0.4)**	(0.2)	**(0.4)**	–	**(0.8)**	(0.2)
– Actuarial gains/(losses)	–	(0.1)	**(5.1)**	(9.8)	**(2.9)**	(8.5)	**(8.0)**	(18.4)
Surplus/(deficit) in scheme at end of year	**0.4**	0.4	**(18.9)**	(18.4)	**(14.3)**	(13.4)	**(32.8)**	(31.4)

Actuarial gains/(losses) over the year were as follows:

2005	Emerald Star Line scheme £m	Emerald Star Line scheme %	Air 2000 scheme £m	Air 2000 scheme %	Unijet scheme £m	Unijet scheme %	Total £m	Total %
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	**0.1**	9	**1.6**	5	**1.0**	5	**2.7**	5
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	–	–	**0.4**	1	**0.9**	3	**1.3**	2
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	**(0.1)**	(11)	**(7.1)**	(14)	**(4.8)**	(14)	**(12.0)**	(14)
Total actuarial (losses)/gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	**–**	–	**(5.1)**	(11)	**(2.9)**	(10)	**(8.0)**	(11)

Actuarial gains/(losses) last year were as follows:

2004	Emerald Star Line scheme £m	Emerald Star Line scheme %	Air 2000 scheme £m	Air 2000 scheme %	Unijet scheme £m	Unijet scheme %	Total £m	Total %
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	–	2	(0.3)	(2)	0.1	1	(0.2)	(1)
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	–	3	0.1	–	(1.0)	(4)	(0.9)	(1)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(17)	(9.6)	(24)	(7.6)	(28)	(17.3)	(26)
Total actuarial losses recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(0.1)	(12)	(9.8)	(25)	(8.5)	(31)	(18.4)	(27)

5. Employees continued

Share options
The Company has established three principal share option schemes: a senior executive performance related and a savings related share option scheme as well as an alternative long-term incentive scheme known as the Restricted Share Plan, all of which are as described on pages 64 to 66.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior executive plan	3,200,914	109.50	30 October 2007
	2,893,983	135.25	9 December 2008
Savings related share option scheme	188,642	97.60	1 October 2005
Restricted share plan	54,054	N/A	16 September 2002
	237,675	N/A	14 December 2002
	1,357	N/A	15 August 2003
	45,174	N/A	5 April 2004
	198,940	N/A	11 December 2004
	7,015	N/A	12 April 2005
	2,056,724	N/A	30 October 2005
	423,364	N/A	12 December 2005
	2,544,422	N/A	31 October 2006
	2,177,411	N/A	9 December 2006
	802,413	N/A	9 December 2006
	154,333	N/A	23 December 2006
	83,479	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	962,786	N/A	14 December 2007
	267,536	N/A	23 December 2007

As at 31 October 2005 there were 7,565,589 ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) 17: Employee Share Schemes, in respect of its savings related share option scheme. The cost of share options granted under this scheme are therefore not charged to the profit and loss account.

6. Profit on ordinary activities before taxation

	2005 £m	2004 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):		
Operating lease income, aircraft	(6.0)	(4.9)
Operating lease rentals, land and buildings	43.0	39.3
Operating lease rentals, aircraft and other equipment	74.2	85.1
Auditors' remuneration, audit fees	0.8	0.9
Other fees paid to the auditors and their associates	0.3	0.6
Depreciation	41.5	35.8
Charge for share based payments	2.2	3.0
(Gain)/loss on sale of fixed assets	(0.4)	0.5
Gain on foreign currency retranslation	(2.2)	–
Goodwill amortisation, subsidiaries	24.6	23.3
Goodwill amortisation, associates	0.1	0.1
Goodwill amortisation, joint venture	0.2	0.2

The Company's audit fee is borne by a subsidiary company and amounted to £10,250 (2004: £10,000). Non-audit fees of £Nil (2004: £0.1m) relating to due diligence on acquisitions and related share issue costs have been included within the cost of investments and the calculation of goodwill arising on consolidation. Non-audit fees charged to the profit and loss account of £0.3m (2004: £0.6m) principally relate to advice relating to IFRS transition (£0.2m) and regulatory compliance certification (£0.1m).

7. Taxation

The tax charge in the 31 October 2005 Group accounts can be summarised as follows:
Tax on profit on ordinary activities:
(i) Analysis of charge in year

	2005 £m	2004 £m
Current tax:		
UK corporation tax on profits of the year	23.7	17.7
Non-UK tax on profits of the year	9.7	9.4
Adjustments in respect of previous periods	1.0	(0.1)
Total current tax before share of joint venture and associate	34.4	27.0
– Share of current tax of joint venture	–	(0.3)
– Adjustments in respect of previous periods relating to joint venture	0.1	–
– Share of associates' current tax	0.3	0.2
Total current tax after share of joint venture and associate	34.8	26.9
Deferred tax:		
Origination and reversal of timing differences:		
– Current year UK	(3.0)	(0.9)
– Current year non-UK	1.9	2.0
– Adjustments in respect of previous periods	(1.1)	0.1
Total deferred tax before share of joint venture	(2.2)	1.2
– Share of deferred tax of joint venture	0.5	0.3
Total deferred tax after share of joint venture	(1.7)	1.5
Tax on profit on ordinary activities	33.1	28.4

7. Taxation continued

(ii) Factors affecting the current tax charge for the year
The current tax charge for the year is higher (2004: higher) than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are explained below:

	2005 £m	2004 £m
Profit on ordinary activities before tax	**89.1**	74.5
Profit on ordinary activities at the standard rate of UK corporation tax of 30% (2004: 30%)	**26.7**	22.4
Effects of:		
– Expenses not deductible for tax purposes	**8.1**	5.3
– Capital allowances (in excess of)/less than depreciation	**(0.7)**	0.9
– Utilisation of tax losses	**(4.7)**	(3.6)
– Non-utilisation of tax losses	**2.2**	0.9
– Higher tax rates on overseas earnings	**1.2**	1.8
– Lower tax rates on overseas earnings	**(3.8)**	(1.2)
– Adjustments to tax charge in respect of previous periods	**1.1**	(0.1)
– Other short term timing differences	**4.7**	0.5
Current tax charge for year	**34.8**	26.9

The effective rate of taxation of 29% (pre goodwill amortisation and exceptional items) is expected to prevail for the foreseeable future.

8. Dividends

	2005 £m	2004 £m
Ordinary shares		
Interim – 1.95p per share (2004: 1.75p) paid 1 November 2005	**10.1**	9.0
Final proposed – 4.65p per share (2004: 3.75p) payable 6 April 2006	**24.5**	19.4
Total ordinary dividend – 6.6p per share (2004: 5.5p)	**34.6**	28.4
Preference shares		
6.75% convertible cumulative redeemable	**9.9**	13.5
Amortisation of preference share issue costs	**0.1**	0.2
	10.0	13.7

The final ordinary dividend of 4.65p is payable to all ordinary shareholders on the register on 3 March 2006.

Amounts paid relating to preference share dividends during the year comprise £9.9m in respect of the 2005 dividend and £1.1m accrued for the 2004 dividend as at 31 October 2004. No accrual has been made in respect of preference share dividends as the preference shares were all redeemed by the Company on 27 July 2005 (see note 20).

9. Earnings per ordinary share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive.

The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2005 £m	Weighted average no. of shares 2005 millions	Earnings per share 2005 pence	Earnings 2004 £m	Weighted average no. of shares 2004 millions	Earnings per share 2004 pence
(i) Basic earnings per share	**45.8**	**519.5**	**8.8**	32.1	516.6	6.2
Goodwill amortisation	**24.9**	–	**4.8**	23.6	–	4.6
Basic earnings per share before goodwill amortisation	**70.7**	**519.5**	**13.6**	55.7	516.6	10.8
Exceptional items (net of tax)	–	–	–	0.2	–	–
Basic earnings per share before goodwill amortisation and exceptional items	**70.7**	**519.5**	**13.6**	55.9	516.6	10.8
(ii) Diluted earnings per share						
Basic earnings per share	**45.8**	**519.5**	**8.8**	32.1	516.6	6.2
Effect of dilutive securities						
Options	–	**9.6**	**(0.1)**	–	4.3	–
Diluted earnings per share	**45.8**	**529.1**	**8.7**	32.1	520.9	6.2
Goodwill amortisation	**24.9**	–	**4.7**	23.6	–	4.5
Diluted earnings per share before goodwill amortisation	**70.7**	**529.1**	**13.4**	55.7	520.9	10.7
Exceptional items (net of tax)	–	–	–	0.2	–	–
Diluted earnings per share before goodwill amortisation and exceptional items	**70.7**	**529.1**	**13.4**	55.9	520.9	10.7

10. Intangible fixed assets

	Group £m
Cost	
At 1 November 2004	462.1
Additions (note 12a)	68.9
Disposals	(0.2)
Revision to consideration on prior year acquisitions (note 12b)	3.2
Exchange adjustments	1.9
At 31 October 2005	**535.9**
Provision for amortisation	
At 1 November 2004	85.7
Charge in the year	24.7
At 31 October 2005	**110.4**
Net book value	
At 31 October 2005	**425.5**
At 31 October 2004	376.4

Intangible fixed assets represent goodwill arising on acquisition. Note 12 provides details of acquisitions in the year and other changes to goodwill. Positive goodwill is amortised to nil by equal instalments over its useful economic life, usually 20 years.

Notes to the accounts

11. Tangible fixed assets

	Land and buildings £m	Yachts and motor boats £m	Aircraft and equipment £m	Computer equipment £m	Other £m	Total £m
Cost or valuation						
At 1 November 2004	98.4	128.0	82.3	72.3	32.4	413.4
Exchange adjustments	–	(0.9)	–	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	23.2	6.3	70.0
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
At 31 October 2005	**99.1**	**141.5**	**88.6**	**94.5**	**34.8**	**458.5**
Depreciation						
At 1 November 2004	24.6	17.5	33.7	33.8	15.1	124.7
Exchange adjustments	0.1	(0.2)	–	0.1	–	–
Provided in the year	5.7	7.3	6.0	16.7	5.8	41.5
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)	(13.5)
At 31 October 2005	**28.4**	**19.6**	**37.0**	**49.6**	**18.1**	**152.7**
Net book value						
At 31 October 2005	**70.7**	**121.9**	**51.6**	**44.9**	**16.7**	**305.8**
At 31 October 2004	73.8	110.5	48.6	38.5	17.3	288.7

Other fixed assets with a combined net book value as at 31 October 2005 of £16.7m (2004: £17.3m) comprise £15.8m (2004: £16.5m) of fixtures and fittings, £0.8m (2004: £0.6m) of motor vehicles and £0.1m (2004: £0.2m) of ski equipment.

Fixed asset additions of £70.0m include £2.1m of fixed assets acquired on the acquisition of subsidiary companies during the year.

Land and buildings comprise freehold and short leasehold properties with net book values of £19.5m (2004: £19.4m) and £51.2m (2004: £54.4m) respectively. A number of the Group's freehold properties are included at valuations, which were adopted prior to the introduction of FRS 15:

(i) A freehold property in Manchester was revalued at £1.2m by Savills, Chartered Surveyors, on the basis of an open market valuation at 31 October 1997 in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors.

(ii) Freehold hotel properties located in France were revalued as at 31 October 1996 at French Francs 16,000,000 (£1.9m) by Lecart HDS Expertises, on the basis of an open market valuation.

The net book values of assets held at valuation along with corresponding historical cost amounts are set out below. All valuations were carried out on an open market basis.

	Land and buildings £m	Aircraft and equipment £m
Net book value at valuation		
As at 31 October 2005	**2.7**	**3.0**
Historical cost		
At 1 November 2004 and 31 October 2005	2.1	4.5
Depreciation		
At 1 November 2004	0.5	1.9
Provided in the year	0.1	0.5
At 31 October 2005	**0.6**	**2.4**
Net book value at cost		
At 31 October 2005	**1.5**	**2.1**

Properties revalued as part of acquisitions have not been included in the above figures as they represent the cost to the Group.
The net book value of assets held under finance leases and hire purchase contracts at 31 October 2005 was £32.1m (2004: £37.6m).
The depreciation charged in the year for these assets was £3.6m (2004: £2.8m).

12. Investments

	Group Trade investments £m	Company Shares in subsidiaries £m
Cost		
At 1 November 2004	0.8	509.0
Acquisitions	0.1	29.1
Disposals/written off	(0.1)	(0.2)
At 31 October 2005	**0.8**	**537.9**
Provision for diminution in value		
At 1 November 2004	–	10.2
Provided in the year	–	–
At 31 October 2005	**–**	**10.2**
Net book value		
At 31 October 2005	**0.8**	**527.7**
At 31 October 2004	0.8	498.8

[illegible]cipal operating subsidiaries

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	Ireland	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
Specialist Holidays Sector		
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
Citalia Holidays Limited	United Kingdom	Tour operator
Taurus Reiseveranstalter GesmbH	Austria	Tour operator
Bosphorus S.A.	Belgium	Tour operator
Groupe Marmara S.A.	France	Tour operator
T[illegible]inter S.A.	France	Tour operator
Nazar Holiday Reiseveranstaltung GmbH	Germany	Tour operator
Taurus Tours A.G.	Switzerland	Tour operator
Royal Vacaciones S.A.	Spain	Tour operator
First Choice Nederland B.V.*	Netherlands	Tour operator
I Viaggi del Turchese S.r.l.	Italy	Tour operator
Viagens e Turismo Limitada	Portugal	Tour operator
Signature Vacations Inc.	Canada	Tour operator
Delphin Touristik Reiserveranstalter GmbH	Austria	Tour operator
StudentCity.com, Inc.	USA	Tour operator
Boss Tours North America, Inc.	Canada	Tour operator
Europe Express, Inc	USA	Tour operator

12. Investments continued

Principal operating subsidiaries

	Country	Nature of business
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Crown Holidays Limited	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Porter & Haylett Limited*	United Kingdom	Tour operator
Sunsail International B.V.*	Netherlands	Tour operator
Stardust Yacht Charters Inc.	France	Tour operator
Worldwide Adventures Limited	United Kingdom	Tour operator
Caradonna Caribbean Tours, Inc.	USA	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
SA Aventuria	France	Tour operator
MyPlanet International A/S	Denmark	Tour operator
Peregrine Adventures Pty	Australia	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Online Destination Services Sector		
Barceló Destination Services, S.L.	Spain	Destination services
Value Added Vacations, Inc.	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds, S.L.	Spain	Online accommodation
SEM Corp, Inc.	USA	Destination services

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return. All the principal operating subsidiaries were wholly owned and were consolidated at 31 October 2005.

12. Investments continued

Acquisitions

(a) Acquisitions in the year ended 31 October 2005

Acquisitions were made in the year for a total of £67.3m, including £1.8m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £68.9m. The acquired businesses and their acquisition date were:

Sector and entity	Country of operation	Acquisition date	Consideration £m
Specialist Holidays			
Delphin Touristik Reiserveranstalter GmbH	Austria	April 2005	3.1
Spring Break Travel Inc	United States	February 2005	3.2
Europe Express Inc	United States	July 2005	12.3
Boss Tours Ltd	Canada	August 2005	3.6
Leisure Tours International	United States	October 2005	0.9
Activity Holidays			
Magic of the Orient Ltd	United Kingdom	March 2005	0.7
SAS Groupe Aventuria	France	May 2005	7.4
MyPlanet Holding A/S	Denmark	May 2005	7.2
Peregrine Adventures Pty	Australia	July 2005	19.1
The Imaginative Traveller Ltd	United Kingdom	September 2005	6.6
Online Destination Services			
Triaena Tours and Congress	Greece	August 2005	0.1
SEM Corp	United States	October 2005	1.3
			65.5

Net assets/(liabilities) acquired

	Notes	Book value prior to acquisition £m	Accounting policy adjustments £m	Fair value adjustments £m	Fair value of net assets/ (liabilities) acquired £m
Intangible fixed assets	1	0.7	–	(0.7)	–
Tangible fixed assets	2	2.2	–	(0.1)	2.1
Investments		0.1	–	–	0.1
Current assets (excluding cash)	3	16.0	(0.1)	–	15.9
Cash		23.7	–	–	23.7
Creditors due within one year	4	(42.9)	(0.2)	(0.1)	(43.2)
Creditors due after more than one year		(0.2)	–	–	(0.2)
Total net liabilities acquired		(0.4)	(0.3)	(0.9)	(1.6)

Consideration	65.5
Acquisition costs	1.8
Total investment cost	67.3
Net liabilities acquired (as above)	1.6
Provisional goodwill arising	**68.9**

Notes:
1 elimination of goodwill existing in balance sheets at acquisition.
2 impairment of fixed asset.
3 remove fair value of financial instruments not carried on balance sheet under UK GAAP.
4 adjustment of revenue recognition to Group policy; recognition of accruals for costs.

12. Investments continued

The consideration payable is made up by:

	£m
Cash	53.4
Deferred consideration	6.6
Contingent consideration	5.5
Total consideration	**65.5**

The contingent consideration payable is in respect of the acquisitions of the The Imaginative Traveller and Delphin. It is dependent on the results of the businesses over the following periods, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
The Imaginative Traveller	Year ended 31/10/05	£3.0m	£3.0m
Delphin	Year ended 31/10/06 to year ended 31/10/09	€3.5m	€3.5m

The provisional goodwill of £68.9m arising on the acquisitions has been capitalised on the balance sheet and will be amortised over 20 years, its estimated useful economic life. All acquisitions have been accounted for using the acquisition method. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Subsequent experience may result in the requirement to revise fair values in the subsequent accounting period.

In addition, deferred and contingent consideration of £1.6m, relating to prior year acquisitions was paid during the year, resulting in a total net cash outflow for the year in respect of acquisitions of £33.1m (2004: £30.9 m).

(b) Adjustments to estimates relating to acquisitions in previous years
Adjustments to contingent consideration and fair value estimates relating to acquisitions in previous years have resulted in an increase in the value of goodwill of £3.2m. The adjustments relate principally to agreement with the vendors of StudentCity.com, Inc. that the full value of potential contingent consideration would be payable in light of the results for the business for the first period for the calculation of contingent consideration, and a reduction in the expected value of variable consideration in the acquisition of Grantur.

13. Investments in associate and joint venture

Cost	Group share of net assets of joint venture £m	Group share of net assets of associate £m	Group total £m	Company £m
At 1 November 2004	28.3	2.1	30.4	38.8
Dividend received	–	(0.3)	(0.3)	–
Share of profits for the year	1.8	1.0	2.8	–
Share of tax charge	(0.6)	(0.3)	(0.9)	–
At 31 October 2005	**29.5**	**2.5**	**32.0**	**38.8**
Goodwill				
At 1 November 2004	3.4	–	3.4	
Amortisation	(0.2)	–	(0.2)	
At 31 October 2005	**3.2**	–	**3.2**	
Net book value				
At 31 October 2005	32.7	2.5	35.2	
At 31 October 2004	31.7	2.1	33.8	

Name of company	Proportion held	Nature of business	Country of registration/incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England & Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

14. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Trade debtors	**107.4**	93.6	**–**	–
Amounts due from subsidiaries	**–**	–	**166.4**	300.5
Amounts due from joint venture undertaking	**–**	0.9	**–**	–
Other debtors	**118.2**	104.1	**0.3**	5.6
Prepayments	**224.3**	196.1	**1.5**	1.5
Deferred tax asset (note 19)	**11.1**	5.6	**–**	–
	461.0	400.3	**168.2**	307.6

Included in prepayments are security deposits repayable by 2013 of £4.0m (2004: £5.2m) which are held as security against hire purchase contracts and operating leases. £3.3m relates to security deposits not repayable within one year (2004: £4.6m).

In addition to the security deposits mentioned above are debtors receivable after more than one year, Group £23.0m (2004: £1.6m) and Company £nil (2004: £nil).

15. Current asset investments

	Group 2005 £m	Group 2004 £m
Short-term liquid assets	**46.9**	38.6

16. Cash at bank and in hand

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cash	**40.3**	76.0	**0.9**	–
Deposits at bank maturing within one month	**38.1**	177.7	**–**	–
Cash at bank and in hand	**78.4**	253.7	**0.9**	–

17. Creditors: amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans and overdrafts (note 18)	**56.9**	7.4	**30.0**	0.1
Trade creditors	**183.4**	213.4	**–**	–
Corporation tax	**28.4**	25.5	**–**	–
Finance leases (and hire purchase contracts)	**16.4**	6.2	**–**	–
Other creditors	**54.7**	32.7	**5.9**	4.6
Other taxes and social security costs	**24.1**	23.8	**2.6**	2.4
Accruals and deferred income	**280.1**	211.4	**0.1**	–
Dividends	**34.4**	29.5	**34.4**	29.5
Client money received in advance	**237.8**	210.7	**–**	–
Amounts owed to joint venture	**2.6**	–	**–**	–
	918.8	760.6	**73.0**	36.6

Included in other creditors are amounts in respect of deferred consideration payable for acquisitions, Group £17.8m (2004: £6.3m) and Company £4.0m (2004: £0.6m).

18. Creditors: amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans	31.4	38.7	–	–
Finance leases (and hire purchase contracts)	2.5	19.3	–	–
Deferred consideration	11.2	8.5	0.6	1.3
Accruals and deferred income	14.1	14.1	–	–
	59.2	80.6	0.6	1.3

	Group 2005 £m	Group 2004 £m
Group obligations under finance leases and hire purchase contracts in respect of aircraft, yachts and equipment payable within:		
One year	16.4	6.2
Two to five years	2.5	19.3
	18.9	25.5

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets.

Bank loans and overdrafts are repayable within:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
One year	56.9	7.4	30.0	0.1
Two to five years	23.2	36.3	–	–
After five years	8.2	2.4	–	–
	88.3	46.1	30.0	0.1

Included within amounts payable within one year are bank overdrafts of £19.9m (2004: £0.1m) that are repayable on demand at rates noted in note 22(a).

The Group has bank loans of £68.4m (UK £64.6m, Europe £3.8m), (2004: £46.0m (UK £45.6m, Europe £0.4m)), which are repayable in regular instalments on rates of interest as detailed in note 22(a). In the UK and Europe the loans are secured on the underlying assets of the company in whose name the borrowings are made.

19. Provisions for liabilities and charges

	Aircraft maintenance £m	Deferred taxation £m	Pensions £m	Other £m	Total £m
At 1 November 2004	45.1	15.0	1.9	1.8	63.8
Provided/(credited) in the year	54.3	(2.2)	–	–	52.1
Costs incurred	(44.1)	–	(1.9)	–	(46.0)
Transferred from debtors	–	5.5	–	–	5.5
Exchange movements	(2.4)	–	–	–	(2.4)
At 31 October 2005	**52.9**	**18.3**	–	**1.8**	**73.0**

19. Provisions for liabilities and charges continued

The net deferred tax provision at 31 October 2005 is as follows:

	2005 £m	2004 £m
Accelerated capital allowances	18.3	15.0
Other short-term timing differences	(6.9)	(0.1)
Tax losses carried forward	(4.2)	(5.5)
	7.2	9.4

	2005 £m	2004 £m
Net provision at the end of the year		
Included within:		
– Debtors (see note 14)	(11.1)	(5.6)
– Provisions for liabilities and charges (see above)	18.3	15.0
	7.2	9.4

There are no unprovided deferred taxation liabilities at either 31 October 2005 or 31 October 2004.

There is an unrecognised deferred tax asset at 31 October 2005 in respect of losses carried forward of £40.8m (2004: £29.0m), capital losses carried forward of £4.5m (2004: £4.5m). These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

20. Share capital

	2005 £m	2004 £m
Authorised		
800,000,000 (2004: 800,000,000) ordinary shares of 3p each	24.0	24.0
199,500,000 (2004: 199,500,000) 6.75% convertible cumulative redeemable preference shares of £1 each	199.5	199.5
	223.5	223.5
Allotted, called up and fully paid		
529,658,730 (2004: 527,839,299) ordinary shares	15.9	15.8
Nil (2004: 199,500,000) 6.75% convertible cumulative redeemable preference shares of £1 each	–	199.5
	15.9	215.3

The Company issued 1,819,431 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	365,264
Senior Executive Plan	21,756
Savings Related Share Option Scheme	1,432,411
	1,819,431

The share premium arising on the above issues was £1.7m.

On 27 July 2005 the Company chose to redeem at par all the convertible cumulative redeemable preference shares of £1 each. This redemption was permitted by the articles of association of the Company as the fifth anniversary of the date of issue of this class of share capital had been reached.

The redemption was made from distributable profits of the Company in accordance with section 160 of the Companies Act 1985 and a transfer of £199.5m from share capital to the capital reserve has been made in accordance with section 170 of the Act.

Notes to the accounts
continued

21. Capital and reserves

Group	Share capital £m	Share premium £m	Capital reserve £m	Own shares reserve £m	Revaluation reserve £m	Merger reserve £m	Profit & loss account £m	Total £m
At 1 November 2004	215.3	239.8	1.9	(11.4)	2.9	161.0	(122.4)	487.1
Own shares disposal (vested)	–	–	–	2.9	–	–	(2.9)	–
Charge for EBT shares	–	–	–	–	–	–	2.1	2.1
Exchange movements	–	–	–	–	–	–	(0.5)	(0.5)
Options exercised	0.1	1.7	–	–	–	–	–	1.8
Transfer of amortised issue cost	–	(0.1)	–	–	–	–	0.1	–
Redemption of preference share capital	(199.5)	–	199.5	–	–	–	(199.5)	(199.5)
Realisation of merger and revaluation reserve	–	–	–	–	(0.4)	(22.5)	22.9	–
Retained profit for the year	–	0.1	–	–	–	–	11.2	11.3
At 31 October 2005	**15.9**	**241.5**	**201.4**	**(8.5)**	**2.5**	**138.5**	**(289.0)**	**302.3**

The reserve for own shares represents shares owned by the Employee Benefit Trust at their historic cost.

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2005 is £232.3m (2004: £232.3m) against which Section 131 merger relief of £40.6m (2004: £40.6m) has been deducted.

Company	Share capital £m	Share premium £m	Capital reserve £m	Own shares reserve £m	Merger reserve £m	Profit & loss account £m	Total £m
At 1 November 2004	215.3	239.8	1.9	(11.4)	188.3	173.4	807.3
Own shares disposal (vested)	–	–	–	2.9	–	(2.9)	–
Charge for EBT shares	–	–	–	–	–	2.1	2.1
Options exercised	0.1	1.7	–	–	–	–	1.8
Transfer of amortised issue cost	–	(0.1)	–	–	–	0.1	–
Redemption of preference share capital	(199.5)	–	199.5	–	–	(199.5)	(199.5)
Realisation of merger reserve	–	–	–	–	(22.5)	22.5	–
Retained profit for the year	–	0.1	–	–	–	50.2	50.3
At 31 October 2005	**15.9**	**241.5**	**201.4**	**(8.5)**	**165.8**	**45.9**	**662.0**

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The profit before taxation for the financial year of First Choice Holidays PLC was £99.6m (2004: loss of £0.3m).

Equity/non-equity shareholders' funds

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Non-equity share capital	–	199.5	–	199.5
Equity	302.3	287.6	662.0	607.8
Shareholders' funds	**302.3**	**487.1**	**662.0**	**807.3**

22. Financial instruments

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions.

The Group's policy with regard to such financial instruments is detailed within the accounting policies in note 1. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2005			2004		
Financial assets	Floating rate £m	Non-interest bearing £m	Total £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	33.7	7.3	41.0	162.8	11.0	173.8
Canadian Dollars	30.0	–	30.0	28.7	–	28.7
Euro	28.9	1.3	30.2	65.6	1.3	66.9
US Dollars	20.0	–	20.0	15.1	–	15.1
Other	4.9	–	4.9	8.6	–	8.6
Total	117.5	8.6	126.1	280.8	12.3	293.1

Floating rate financial assets comprise cash, and current asset investments, which attract interest rates of between 1.5% and 4.5% and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2005				2004			
Financial liabilities	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	28.2	69.7	3.8	101.7	236.5	27.0	2.0	265.5
Canadian Dollars	–	–	2.8	2.8	–	–	2.1	2.1
Euro	4.6	4.7	3.1	12.4	7.0	0.6	2.1	9.7
US Dollars	–	–	19.3	19.3	–	–	8.6	8.6
Total	32.8	74.4	29.0	136.2	243.5	27.6	14.8	285.9

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings is 5.2% (2004: 6.3%) and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings is 5.8% (2004: 6.1%) and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9% and 1.65%
Euro: EURIBOR plus a margin between 1.5% and 1.65% or RIBOR plus a margin between 0.25% and 0.85%

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005 £m	2004 £m
Within one year	91.1	19.9
In more than one year but less than five years	36.9	64.1
More than five years	8.2	201.9
	136.2	285.9

22. Financial instruments continued

(a) Fair value of financial instruments

Fair values	2005 Book value £m	2005 Fair value £m	2004 Book value £m	2004 Fair value £m
Financial instruments				
Financial assets	126.1	126.1	293.1	293.1
Financial liabilities	(136.2)	(136.2)	(285.9)	(285.9)
Derivative financial instruments				
Interest rate swaps and forward rate agreements	–	(0.1)	–	(0.8)
Foreign currency transactions	–	3.2	–	(29.0)
Fuel derivatives	–	1.0	–	32.9
	(10.1)	(6.0)	7.2	10.3
Difference between book and fair value		4.1		3.1

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(b) Unrecognised gains and losses relating to hedges of future exposures

Unrecognised gains and losses	2005 Gains £m	2005 Losses £m	2005 Net £m	2004 Gains £m	2004 Losses £m	2004 Net £m
Total unrecognised gains/(losses) at 1 November 2004	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)	(17.8)	32.8	15.0
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)	1.2	(8.0)	(6.8)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3	42.0	(32.1)	9.9
Total unrecognised gains/(losses) at 31 October 2005	23.0	(18.9)	4.1	43.2	(40.1)	3.1
Of which:						
Due to be recognised within one year	21.3	(15.6)	5.7	42.0	(34.7)	7.3
Due to be recognised after one year	1.7	(3.3)	(1.6)	1.2	(5.4)	(4.2)
	23.0	(18.9)	4.1	43.2	(40.1)	3.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(c) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

Functional currency	Sterling £m	Euro £m	US Dollar £m	Can Dollar £m	Thai Bhat £m	Aus Dollar £m	Swiss Franc £m	Other £m	2005 Total £m	2004 Total £m
Sterling	–	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9	19.4
Canadian Dollars	–	–	7.7	–	–	–	–	–	7.7	1.4
Euro	0.9	–	(0.1)	0.1	–	–	1.3	2.2	4.4	1.9
US Dollars	–	1.1	–	0.7	–	–	–	0.3	2.1	0.2
Total	0.9	33.4	21.7	2.1	1.4	2.8	0.4	11.4	74.1	22.9

(d) Undrawn committed borrowing facilities

As at 31 October 2005 the Group had available undrawn committed borrowing facilities of £314.9m comprising letters of credit, guarantee and revolving, floating rate credit facilities for cash borrowings one of which expires on 31 March 2008 and the other on 11 July 2010. The conditions precedent to the availability of these facilities are satisfied at the balance sheet date.

In addition, as at 31 October 2005, the Group also had available an undrawn committed asset financing facility of £8.7m. The commitment period for new drawdowns expires on 15 February 2006.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	2004 £m
Group operating profit (after goodwill amortisation)	**90.9**	75.2
Depreciation	**41.5**	35.8
Charge for EBT shares	**2.2**	3.0
Goodwill amortisation	**24.7**	23.4
(Gain)/loss on sale of fixed assets	**(0.4)**	0.5
Increase in debtors	**(41.4)**	(18.3)
Increase in creditors and maintenance reserves	**40.4**	52.8
Net cash inflow from operating activities	**157.9**	172.4

24. Movements in cash and net funds

	2005 £m	Cash movement £m	Non-cash movement £m	Borrowings assumed on acquisition £m	2004 £m
Cash	**40.3**	(36.5)	0.8	–	76.0
Bank overdrafts	**(19.9)**	(19.8)	–	–	(0.1)
Deposits at bank maturing within one month	**38.1**	(139.6)	–	–	177.7
Current asset investments	**46.9**	8.3	–	–	38.6
Bank loans	**(68.4)**	(23.0)	1.5	(0.9)	(46.0)
Finance leases and hire purchase contracts	**(18.9)**	7.2	(0.6)	–	(25.5)
Net funds	**18.1**	(203.4)	1.7	(0.9)	220.7

25. Reconciliation of net cash flow to movement in net funds

	2005 £m	2004 £m
(Decrease)/increase in cash in the year	**(56.3)**	21.0
Cash (inflow)/outflow from increase in deposits at bank	**(139.6)**	20.0
Cash inflow from decrease in current asset investment	**8.3**	19.2
Cash (inflow)/outflow from movement in debt and lease financing	**(15.8)**	11.3
Changes in net funds resulting from cash flows	**(203.4)**	71.5
Changes in net funds arising on acquisitions	**(0.9)**	–
Changes in net funds from non-cash movements	**1.7**	0.1
(Decrease)/increase in net funds in the year	**(202.6)**	71.6
Net funds at 1 November 2004/2003	**220.7**	149.1
Net funds at 31 October 2005/2004	**18.1**	220.7

26. Acquisitions' contributions to Group cash flows

	Continuing operations £m	Acquisitions £m	Total £m
Net cash inflow/(outflow) from operating activities	163.0	(5.1)	157.9
Dividends received from associate	0.3	–	0.3
Returns on investment and servicing of finance	(14.7)	0.1	(14.6)
Net tax paid	(32.0)	(0.5)	(32.5)
Capital expenditure and financial investment	(54.2)	(0.4)	(54.6)
Acquisitions and disposals	(33.1)	–	(33.1)
Equity dividends paid	(28.7)	–	(28.7)
Management of liquid resources	131.3	–	131.3
Financing	(181.5)	(0.8)	(182.3)
Decrease in cash in the year	**(49.6)**	**(6.7)**	**(56.3)**

The acquisitions column reflects cash flows arising from post acquisition trading.

27. Operating lease commitments

	Land and buildings 2005 £m	Aircraft, yachts and equipment 2005 £m	Land and buildings 2004 £m	Aircraft, yachts and equipment 2004 £m
Annual commitment under non-cancellable operating leases expiring within:				
One year	**6.0**	**3.1**	2.0	3.7
Two to five years	**10.0**	**33.8**	6.6	25.1
Thereafter	**23.1**	**36.8**	18.7	36.5
	39.1	**73.7**	27.3	65.3

28. Capital commitments

	Group 2005 £m	Group 2004 £m
Contracted but not provided for	**4.1**	6.4
Authorised but not contracted or provided for	**5.6**	–
	9.7	6.4

Of the £9.7m capital commitments entered into at this year end £5.1m relates to yachts and the remainder is in respect of other fixed asset commitments.

The Group has guaranteed the residual value of certain yachts under charter from third party owners, giving them the right to sell the yachts to the Group at a determined price. For certain yachts, Sunsail Limited is required to deposit part of this price into trust accounts over the period of the charter. The maximum cash commitment including these future deposits is as follows:

Year end 31 October	2005 £m	2004 £m
2005	**–**	–
2006	**–**	0.1

The Group has contracted to purchase six Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$818.5m.

29. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

30. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) group of companies. During the last 12 months the Group spent approximately £12.8m (2004: £15.8m) on hotel accommodation with BCE.

At 31 October 2005 the Group owed BCE £1.3m for such accommodation (2004: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £nil at 31 October 2005 (2004: £3.5m) and the Group earned total commissions of £3.5m in the year (2004: £20.2m) from these businesses.

Royal Caribbean Cruises Ltd. (RCCL) is First Choice's joint venture partner in Sunshine Cruises Limited. The Group earned commissions of £2.2m (2004: £3.4m) during the year selling Royal cruises.

During the year the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £3.0m (2004: £3.0m). The balance outstanding as at 31 October 2005 is £nil (2004: £nil).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.4m (2004: £0.9m). There is an outstanding balance of £2.6m (2004: £0.9m) within creditors as at 31 October 2005.

Five year historical record

Profit and loss account	2005 £m	As restated 2004 £m	2003 £m	2002 £m	As restated 2001 £m
Group turnover	**2,578.6**	2,317.5	2,249.1	2,183.3	2,369.2
Group operating profit before exceptional items	**90.9**	75.2	68.4	54.4	59.1
Net interest (payable)/receivable	**(4.4)**	(1.3)	(2.6)	0.1	4.8
Share of operating profits/(losses) of joint venture	**1.8**	0.4	(2.1)	(4.0)	0.2
Goodwill amortisation on joint venture	**(0.2)**	(0.2)	(0.2)	(0.1)	–
Share of operating profits of associates	**1.0**	0.6	0.7	0.7	0.2
Income from other fixed asset investments	–	–	0.4	–	–
Profit before exceptional items	**89.1**	74.7	64.6	51.1	64.3
Loss on disposal/exceptional items and amounts written off investments	–	(0.2)	(16.8)	(5.7)	(9.0)
Profit on ordinary activities before taxation	**89.1**	74.5	47.8	45.4	55.3
Taxation	**(33.1)**	(28.4)	(15.6)	(19.3)	(20.4)
Profit after taxation	**56.0**	46.1	32.2	26.1	34.9
Earnings per ordinary share					
Before exceptional items and goodwill amortisation	**13.6p**	10.8p	9.4p	7.5p	9.4p
Basic	**8.8p**	6.2p	3.6p	2.5p	4.6p
Dividends per ordinary share	**6.6p**	5.5p	5.0p	4.5p	4.2p

Balance sheet	£m	£m	As restated £m	£m	£m
Fixed assets	**767.3**	699.7	717.9	737.0	697.2
Current assets	**586.3**	692.6	666.7	641.3	723.6
Creditors falling due within one year	**(918.8)**	(760.6)	(759.6)	(711.3)	(746.5)
Net current liabilities	**(332.5)**	(68.0)	(92.9)	(70.0)	(22.9)
Total assets less current liabilities	**434.8**	631.7	625.0	667.0	674.3
Creditors falling due after more than one year	**(59.2)**	(80.6)	(87.6)	(88.2)	(101.9)
Provisions	**(73.0)**	(63.8)	(59.6)	(87.0)	(76.9)
Minority interests	**(0.3)**	(0.2)	(0.1)	(0.2)	(0.3)
Net assets	**302.3**	487.1	477.7	491.6	495.2

Cash flow	£m	£m	£m	£m	£m
Operating profit	**90.9**	75.2	68.4	48.7	50.1
Other items related to operating activities	**67.0**	97.2	63.8	107.3	46.5
Net cash flow from operating activities	**157.9**	172.4	132.2	156.0	96.6
Dividends received from associate	**0.3**	0.3	0.3	0.3	–
Returns on investment and servicing of finance	**(14.6)**	(15.1)	(15.9)	(13.4)	(8.7)
Net tax paid	**(32.5)**	(21.3)	(23.4)	(14.1)	(12.8)
Capital expenditure and financial investment and acquisitions and disposals	**(87.7)**	(40.0)	(48.9)	(52.3)	(121.8)
Equity dividends paid	**(28.7)**	(25.9)	(23.0)	(20.9)	(17.3)
Net cash (outflow)/inflow before use of liquid resources and financing	**(5.3)**	70.4	21.3	55.6	(64.0)
Management of liquid resources	**131.3**	(39.2)	(35.6)	(11.0)	50.6
Financing	**(182.3)**	(10.2)	(4.3)	(27.8)	6.4
(Decrease)/increase in cash	**(56.3)**	21.0	(18.6)	16.8	(7.0)

Board of Directors


6.
7.
8
9
10

1 / Sir Michael Hodgkinson
Chairman (Age 61)
Sir Michael Hodgkinson joined the Board as a Non-Executive Director on 1 January 2004 and became Chairman on 11 March 2004. Following an early career in the automotive industry, Sir Michael was appointed Chief Executive of Grand Metropolitan's European Food Division in 1986 and in 1992 he joined BAA plc, becoming Chief Executive in 1999, a post from which he retired in June 2003. He is Senior Non-Executive Director at Royal Mail and Chairman of Post Office Limited and a Non-Executive Director of FKI plc, Bank of Ireland plc, Transport for London Limited and Dublin Airport. Sir Michael has in-depth experience of both substantial public companies and the travel industry.

2 / Peter Long
Chief Executive (Age 53)
Peter Long joined the Board on 1 October 1996 as Managing Director of First Choice Holidays & Flights. On 11 November 1996 he was appointed Group Managing Director and became Chief Executive on 6 September 1999. Prior to joining First Choice Holidays PLC he was Chief Executive of Sunworld Holidays, having previously been Finance Director then Chief Executive of the tour operating division of the International Leisure Group. From February 2001 to June 2005 he was a Non-Executive Director of RAC plc (formerly Lex Service Plc) and in October 2002 he was appointed a Non-Executive Director of Rentokil Initial Plc.

3 / Paul Bowtell
Group Finance Director (Age 37)
Paul Bowtell joined the Board as Group Finance Director on 6 September 2004. He was previously the Finance Director of British Gas, a subsidiary of Centrica plc, where he had been since January 2002. Prior to that, he was with W H Smith plc where he held a number of corporate centre roles before becoming the Finance Director of the UK Retail business. He is an Associate of the Institute of Chartered Accountants.

4 / Dermot Blastland
Managing Director
Mainstream Holidays (Age 55)
Dermot Blastland joined the Board on 6 September 1999. He is Managing Director – Mainstream Holidays, having previously held positions as Managing Director of First Choice Holidays & Flights, Ski, Lakes & Mountains and President of Signature Vacations. Prior to joining the Company in February 1988, he was Commercial Director at Thomson and subsequently Managing Director of Portland Holidays.

5 / Tony Campbell
Non-Executive and Senior
Independent Director (Age 56)
Tony Campbell became a Non-Executive Director on 1 April 1997. He was Deputy Chief Executive of Asda Stores Limited until 2 March 2001, having previously been its Trading Director. Prior to that, he held senior management positions at J Sainsbury plc and Hillard Superstores. He is Non-Executive Chairman of Spirit Group Limited and Hobbs Headco Limited.

6 / Clare Chapman
Non-Executive Director (Age 45)
Clare Chapman became a Non-Executive Director on 11 March 2003. She is currently the Group HR Director of Tesco PLC and was previously with PepsiCola International where she had a number of European roles, including Vice President HR for Central and Eastern Europe. Prior to that, Clare held a number of senior management roles at Quaker Oats Inc. in both the UK and the USA.

In addition to her roles with Tesco and First Choice, Clare has been appointed by the Secretary of State for Education & Skills on to the Board of the Qualifications and Curriculum Authority (QCA) and serves on the Skills Council Board for Retail and the Advisory Board for the Judge Institute.

7 / Bill Dalton
Non-Executive Director (Age 62)
Bill Dalton became a Non-Executive Director on 6 October 2004. He was previously Chief Executive of HSBC Bank plc and Global Head of Personal Financial Services for the HSBC Group. During his banking career, he has amassed a great deal of international expertise. Bill is also a Non-Executive Director of a number of UK and North American companies including Swiss Re GB plc, Associated Electric & Gas Insurance Services (AEGIS), HSBC Finance Inc and Talisman Energy Inc.

8 / Simón Barceló
Non-Executive Director (Age 39)
Simón Barceló joined the Board on 6 July 2000 in accordance with the terms of the Relationship Deed between Barceló Corporación Empresarial SA and the Company. On 30 August 2002 he resigned his executive position as President of the Barceló Travel Division, as envisaged at the time of the acquisition, and became a Non-Executive Director.

He was Senator for Mallorca and occupied the 3rd Secretariat of the Spanish Senate from October 1989 to July 1993. From July 1993 to February 2000 he was Vice-Chairman of Barceló Corporación Empresarial and was appointed Chairman and CEO in June 2000.

9 / Susan Hooper
Non-Executive Director (Age 45)
Susan Hooper joined the Board as a Non-Executive Director on 10 March 2005. She is currently the Senior Vice President International and Managing Director, Royal Caribbean & Celebrity Cruises International. She joined Royal Caribbean from Avis Europe where she was commercial vice-president. Prior to this she gained extensive international experience with Saatchi & Saatchi, McKinsey and Co and PepsiCo International.

Susan is currently a Director of Sunshine Cruises Limited (the joint venture between First Choice and Royal Caribbean), Transcom Worldwide SA and is a trustee of The Suzy Lamplugh Fund.

10 / Jeremy Hicks
Non-Executive Director (Age 51)
Jeremy became a Non-Executive Director in February 2005. He is Finance Director of Aegis plc where he has overseen the expansion of the business from a European media agency into a global business with twin competences in media and market research. Up until 1999 he was Finance Director of Abbot Mead Vickers plc (AMV) where he played a key role in the strategic development of the Company into one of the largest marketing services groups in the UK.

Report of the Directors

The Directors submit their report of First Choice Holidays PLC for the year ended 31 October 2005.

Results and dividends
The Group profit before taxation for the year was £89.1m (2004: £74.5m).

The Directors recommend a final dividend of 4.65p (2004: 3.75p) net per ordinary share, payable on 6 April 2006 to holders on the register on 3 March 2006. When taken with the interim dividend of 1.95p (2004: 1.75p) net per ordinary share paid on 1 November 2005, this gives a total dividend of 6.6p (2004: 5.5p) for the year ended 31 October 2005.

The total preference dividend for the year was £10.0m (2004: £13.7m). On 27 July 2005, the Company redeemed all of the 6.75% Convertible Cumulative Preference Shares held by Royal Caribbean Cruises Ltd. at par for £199,500,000 (see note 20).

Business review and activity
The Group's principal activity is that of an international leisure travel business providing integrated tour operations, specialist holidays and online accommodation. It operates from 17 countries including the UK, Ireland, the USA, Canada, France, Germany and Spain.

A review of the Group's activity during the year and likely future developments is contained in the Reports section of this document.

Our people
First Choice employs approximately 14,000 people across the Group, of whom 8,600 are based in the UK and 4,200 in Western Europe, the USA and Canada, with the remainder being based in Africa, Asia, Australia and Eastern Europe. We have a global portfolio of businesses at various stages of development and maturity which all share common values. The challenge of developing and promoting our people in a way that is right for them, in the environment in which they operate, is currently being addressed.

Attracting, developing and retaining excellent people is critical to the sustainability of our business. Treating employees with empathy and respect – an important element of our commitment to sustainable development – is part and parcel of what we do.

We have a vision to be the "First Choice" for people wanting to work in leisure travel. Achieving this vision helps drive profitable growth across the Company. For us, this means:

> engaging our people in our aims and success – and in issues that affect them;

> promoting a positive workplace; and

> rewarding people in a way that is relevant to them and reflects their contribution to the Group's success.

Rewarding people and valuing their contribution
We encourage the participation of employees in the Company through frequent "Work in Partnership" meetings, which are led by senior management. Regular meetings also take place with recognised trade unions. We monitor closely the responses from our Staff Survey and adapt and change policies and practices as a result of the comments and views of employees. Many UK employees continue to subscribe to the Group's Employee Share Incentive Plan, giving many of our workforce a shareholding in the Company and interest in its financial performance.

Our goal is to continue to develop a reward strategy which underpins business objectives within Group principles which provide a framework for local adaptation and implementation. Recognising and rewarding our employees in ways that are effective for them is a key driver for engagement and high performance. Our compensation strategy takes into account base pay, competency pay, incentives, benefits and non-cash based rewards. We make every effort to measure the input and results of both individuals and teams.

Ensuring our employees share our aims and are involved in matters which affect them is a key challenge for us. We employ people in many countries around the world – a significant number of whom are engaged on a seasonal basis. We start by employing people we believe share our passion for our customers and products and build engagement through communication and consultation by providing regular local and global updates in ways that suit the relevant working environment and culture.

We have recently established a new extranet website to enhance communications across the whole Group which means that there is now a central source where all employees can find both external and internal information about the Sectors and various businesses in the Group. Additionally each Sector has its own tailored approach to communication which reflects the needs of that particular Sector.

As a Group we operate in diverse cultures and understand the need to rule out discrimination on any grounds including ethnicity, gender, disability and age. In the past year we have developed new policies on non-discrimination and inclusiveness to underpin this position. These are being introduced across the Group and incorporated into training for line managers and will become a key part of the Company induction programmes. Unfair treatment of any employee is not tolerated and a confidential employee hotline is in place across the Group.

Attracting, developing and retaining talent
We recognise that the success of our strategy is built on having the best people to deliver it around the world. We are committed to using the most effective recruitment methods in all countries in which we operate and to build skills and knowledge in ways that suit both the business and the employees.

Investing in leadership capability at senior levels to take the business forward is an area of particular focus and, accordingly, we have developed a Strategic Leadership programme in partnership with an International Business School. The programme, which extends across all Sectors of the Group, builds the skills and capability of those with the greatest responsibility for leadership and strategy. Across the Group investment in the capability of our people is a priority and all employees have had the opportunity to provide feedback on their training needs for the coming year.

Each year employees have the opportunity to meet their line manager to discuss their performance over the previous year and make plans for development in the coming year. This update allows individuals to identify training opportunities and understand the role they play in the success of the Company which is captured within the Personal Development Update (PDU). This process is designed to ensure that each person has objectives which support business plans. It is intended to roll out the PDU to colleagues across the Group who currently do not take part.

Retaining key employees is critical to our continued business success. Group-wide talent is reviewed on a regular basis at Board level and our focus is to retain and develop those individuals who will carry our business forward. We actively move people to career

opportunities across the Group to enhance the mix of innovative, entrepreneurial and general management skills. In order to meet seasonal demands we continue to move our best front-line staff between retail, overseas representation and airline cabin crew roles. This develops a multi-skilled workforce that has year-round experience of working with our customers.

Policy and practice on payment of suppliers

Group – First Choice Holidays PLC and subsidiary companies

The Group's Divisions are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. Due to the nature of the Group's operations and in common with the industry as a whole, payments are often made in advance of the provision of goods and services. The Group does not follow any code or statement on payment practice but it is Group policy that payments to suppliers, whether in advance or after the provision of the goods or services, are made on the basis of the terms that have been agreed with them.

Company – First Choice Holidays PLC

The Company has no material contracts for the supply of goods or services. Where the Company is the recipient of goods or services, normally in the course of the acquisition of subsidiary companies, payment of suppliers is conducted by one of the Group companies, in accordance with the policy set out above.

Directors

The Directors who served during the year are set out below:

Sir Michael Hodgkinson	Non-Executive Chairman	
Peter Long	Chief Executive	
Paul Bowtell	Group Finance Director	
Dermot Blastland	Managing Director, Mainstream Holidays	
Tony Campbell	Non-Executive Director & Senior Independent Director	
Simón Barceló	Non-Executive Director	
Clare Chapman	Non-Executive Director	
Bill Dalton	Non-Executive Director	
Jeremy Hicks	Non-Executive Director	Appointed 10 March 2005
Susan Hooper	Non-Executive Director	Appointed 1 April 2005
Terry Green	Non-Executive Director	Resigned 1 April 2005
Richard Fain	Non-Executive Director	Resigned 1 April 2005

Biographical notes and, where applicable, details of terms of appointment for both the Non-Executive and the Executive Directors are given on page 59.

The Directors retiring by rotation at the Annual General Meeting (AGM) in accordance with the Articles of Association are Sir Michael Hodgkinson, Dermot Blastland and Clare Chapman who, being eligible, offer themselves for re-election. Susan Hooper and Jeremy Hicks, having been appointed since the last AGM, also offer themselves for re-election. The Board has announced the appointment of Giles Thorley as an additional independent Non-Executive Director with effect from 1 February 2006 and, accordingly, he will also offer himself for re-election at the AGM.

As reported in the Chairman's statement, Jeremy Hicks was appointed to the Board as a Non-Executive Director on 10 March 2005 and Susan Hooper replaced Richard Fain on 1 April 2005 as the Non-Executive Director nominated to the Board by Royal Caribbean Cruises Ltd. (RCCL) under the terms of the 14 July 2000 Relationship Agreement between the Company and RCCL.

The terms of the Directors' service contracts are disclosed on page 66. Directors' interests in the shares of the Company are disclosed on page 69.

Directors' interests in any contract of significance to the Group's business are disclosed in note 30 to the accounts.

Substantial shareholdings

As at 7 December 2005 the Company was aware of following interests in the issued ordinary share capital of the Company:

	Shares (millions)	%
Barclays Global Investors	73.55	13.88
Barceló Corporación Empresarial	59.11	11.16
M&G Investment Management	32.58	6.15
J P Morgan Fleming Asset Management	28.94	5.47
State Street Global Advisors	28.53	5.39
Scottish Widows Investment Partnership	25.26	4.77
Newton Investment Management	19.72	3.72
Standard Life Investments	18.70	3.53
Legal & General Investment Management	18.17	3.43

Save as above, no other person has reported an interest, which is notifiable under the Companies Act 1985, being an interest of 3% or more in the issued ordinary share capital.

Going concern

After making appropriate enquiries, the Directors have reasonable expectation that the Company and Group have adequate resources to continue operations for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts.

Charitable and political donations

During the year, the Group made charitable donations of £87,000 (2004: £25,000), including donations of £25,000 each to the Family Holiday Association and the Disaster Emergency Committee Tsunami Earthquake Appeal. The Group made no political contributions during the year (2004: £nil).

Auditors

In accordance with Section 384 of the Companies Act 1985, a resolution regarding the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Other matters

An explanation as to the business, other than routine business, to be transacted at the Annual General Meeting, which is to be held on Thursday 23 March 2006 at 10.30am, is contained in the explanatory notes to the Notice of Annual General Meeting, which accompanies this Report and Accounts.

By Order of the Board

Andrew John
Company Secretary
7 December 2005

Report of the Board to shareholders on Directors' remuneration

Remuneration Committee
The Remuneration Committee (the Committee) is responsible for all aspects of remuneration and contractual terms and conditions of the Executive Directors and members of the Group Management Board (GMB). The Remuneration Committee sets the remuneration policy and strategy for these employees and determines appropriate reward packages for them.

The activities of the Committee are governed by its Terms of Reference, which have been approved by the Board and can be found on the First Choice Holidays PLC website at www. firstchoiceholidaysplc.com.

The Committee is composed entirely of independent Non-Executive Directors. No member of the Committee has any personal financial interest (other than as a small shareholder – as disclosed in the table of interests in share and options on page 69) in the business of the Company. There are no conflicts of interest arising from Committee members' cross-directorships and they do not participate in any bonus schemes, pension plans, share options or any employee share scheme. Members of the Remuneration Committee have no day-to-day involvement in the running of the Company.

The current membership of the Remuneration Committee is:

Clare Chapman (Chairman)
Tony Campbell
Bill Dalton

Bill Dalton replaced Terry Green when he resigned from the Committee on 1 April 2005. During the year, the Committee met on three occasions.

Peter Long (Chief Executive) attends meetings of the Committee to make recommendations relating to the performance and remuneration of his direct reports. Bill Logan (Group HR Director) also provides advice and guidance to the Committee. Andrew John (Company Secretary) acts as Secretary to the Committee. Neither Peter Long, Bill Logan nor Andrew John are in attendance when their own remuneration is considered.

The Committee has appointed Mercer Human Resource Consulting (Mercer) to provide independent advice on all aspects of remuneration. Mercer also provides salary benchmarking information to the Company from time to time.

In addition, the following principal advisers provided advice to the Committee during the year:

> Watson Wyatt LLP prepared the Total Shareholder Return (TSR) calculations for the Restricted Share Plan. Watson Wyatt does not have any other connection with the Company; and

> Herbert Smith advised on the Directors' Remuneration Report and on various legal issues relating to the Company's share schemes. Herbert Smith also advises the Company on legal issues generally.

The Committee is constituted, and operated throughout the review period, in accordance with the relevant provisions of the Combined Code. This report complies with the Directors' Remuneration Report Regulations 2002. A resolution will be put to the shareholders at the Annual General Meeting on 23 March 2006 inviting them to consider and approve this report.

Remuneration policy
The objective of the Company's remuneration policy is to provide competitive packages to motivate, reward and retain high-calibre individuals at the senior management level.

The main principles of this policy are to:

> set the total remuneration package at an appropriate level to reflect the competitive market in which the Company operates;

> link a substantial proportion of the total remuneration package to the achievement of demanding performance targets;

> ensure the development of a high-performance culture throughout the Company; and

> structure the reward of senior management to align their interests with those of the shareholders.

In 2004, the Committee undertook a review of the Company's remuneration policy for the Executive Directors and members of the Group Management Board and took the view that a greater proportion of the package should be in the form of variable remuneration. As a result, the Company sought and obtained the approval of its shareholders to introduce new long-term incentive schemes at the AGM in March 2005. The new plans are a Performance Share Plan and a Deferred Annual Bonus Scheme, which will replace the existing Restricted Share Plan.

The charts below set out the balance between fixed and variable pay under the revised arrangements.


D
A
C
B
A Base
B Short-term
C Long-term
D Pension and benefits

Report of the Board to shareholders on Directors' remuneration

Elements of remuneration
The Executive Directors' total remuneration consists of the following elements:

> base salary;

> annual bonus;

> long-term incentives;

> pensions and life assurance; and

> other benefits.

The annual bonus and long-term incentives are performance-related.

Base salary
The Committee's policy is that base salaries for the Executive Directors should be paid at a market-competitive level having regard to job size, function and personal performance, measured against base salaries paid for equivalent roles in companies that reflect the talent pool from which we recruit.

The Committee normally reviews the base salaries of Executive Directors annually, and takes note of relative pay and employment conditions within the Company, in determining annual salary increases.

Annual bonus
Each Executive Director participates in an annual non-pensionable bonus plan. The Committee reviews the targets on an annual basis.

The maximum bonus potential is 100% of base salary for the Chief Executive and 87.5% for the other Executive Directors. For the financial year ending 31 October 2005, the annual bonus performance targets related to the achievement of pre-tax profits and personal objectives. For the Chief Executive and Finance Director, 80% of the annual bonus was based on Group pre-tax profit and 20% on personal objectives. For the Managing Director of the Mainstream Holidays Sector, 40% of his annual bonus was based on Group pre-tax profit, 40% on pre-tax profit of the Mainstream Sector and 20% on personal objectives.

In aggregate, bonuses of £1,186,250 were awarded to the Executive Directors for the year under review (2004: £721,840). It should be noted that, in 2004, Paul Bowtell's bonus was on a pro-rated basis as he was appointed in September 2004.

Long-term incentives
Deferred Annual Bonus Scheme (DABS)
The Deferred Annual Bonus Scheme was approved at the AGM in March 2005. Under the DABS, the Executive Directors are required to defer 25% of their performance-related annual bonus and have the opportunity to defer up to an additional 25% of their bonus into Company Shares (deferred shares). A conditional award of matching shares equal to four times the number of deferred shares is made at the same time.

Deferred shares vest after three years and matching shares also vest after three years subject to the achievement of performance conditions, as determined by the Committee. No matching shares will vest unless the annual average of the ratio of the Company's return on invested capital to the weighted average cost of capital (ROIC/WACC) exceeds 100% over the three-year period. A hurdle of ROIC, being at least equal to WACC, is used to ensure that the relevant long-term incentive schemes pay out only when shareholder value is being created over the performance periods. If the ROIC/WACC hurdle is met, shares will only vest to the extent to which two further performance conditions are satisfied over the three-year period as follows:

> Up to three-quarters of the matching shares will vest based on growth in the Company's earnings per share (EPS), before goodwill and exceptional items, in relation to the growth in the UK Retail Price Index (RPI) as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of matching shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

> Up to one-quarter of the matching shares will vest based on the Company's ranking of Total Shareholder Return (TSR) performance in relation to the TSR of the FTSE 250 constituents (excluding investment trusts) over the three-year period as shown in the table below:

TSR Ranking	Proportion of matching shares vesting
Below median	0%
Between median and upper quartile	On a straight-line basis between 10% and 100%
At or above upper quartile	100%

There will be no re-testing of the performance conditions after the three-year performance period.

The Committee considers that EPS and TSR are the key performance conditions that are most relevant to the Company. EPS is a key indicator of the Company's underlying financial performance whilst TSR is a relative measure of shareholder value creation.

The first deferral under the DABS was made in December 2005, based on the annual bonus earned in the financial year ending 31 October 2005. The Executive Directors have elected to defer an additional 25% of their annual bonus (50% of annual bonus in total).

Performance Share Plan (PSP)
Under the PSP, the Executive Directors are eligible to receive conditional awards of shares annually, which vest after a three-year period subject to the achievement of performance conditions, as determined by the Committee.

No shares will vest unless ROIC/WACC exceeds 100% over the three-year period which is the same hurdle as for the DABS above.

If the ROIC/WACC hurdle is met, shares will only vest to the extent to which a performance condition based on growth in EPS, before goodwill and exceptional terms, in relation to RPI growth over the three-year period is met, as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

There will be no re-testing of the performance conditions after the three-year performance period.

The Chief Executive will receive an annual award equivalent to 100% of his salary. The other Executive Directors will receive annual awards of 75% of their respective salaries. The first award under the PSP was made in December 2005.

Long-Term Cash Bonus for the Chief Executive
The Chief Executive, Peter Long, participates in a Long-Term Cash Bonus (the Bonus), which was approved at the AGM in March 2005. A one-off cash bonus will be payable at the end of a five-year period ending 31 October 2009, subject to meeting pre-determined performance conditions over that period. The objective of the Bonus is to incentivise the Chief Executive to achieve demanding financial and personal objectives and to ensure his retention by the Company.

The maximum that may be earned under the Bonus is £1.5m. No payment will be made unless ROIC/WACC exceeds 100%, on average, over the five-year period. The amount of bonus payable will depend on the extent to which the following three separate performance tests are met:

> 50% of the Bonus will depend on relative TSR against constituents of the FTSE 250 (excluding investment trusts) and will be paid out according to the same schedule set out under the DABS section above.

> 35% of the Bonus will be based on the EPS growth against RPI growth and will be paid out according to the same schedule set out under the DABS and PSP sections above.

> The remaining 15% of the Bonus will be payable for the achievement of personal objectives.

The Bonus is non-pensionable.

Restricted Share Plan (RSP)
The final award of restricted shares under the RSP was made in December 2004. Awards were made on an annual basis to most participants. The exception was the Chief Executive who received periodic awards so that the total original value of all his outstanding awards was equal to four times his annual salary.

The other Executive Directors received annual grants with an original value equivalent to 50% to 100% of salary.

Awards under the RSP vest three years from the award date to the extent that a pre-determined TSR-based performance condition in relation to the constituents of the FTSE mid-250 (excluding investment trusts) is met as shown below:

TSR Ranking	Proportion of restricted shares vesting
Below median	0%
Between median and upper quartile	On a straight-line basis between 10% and 100%
At or above upper quartile	100%

If all, or part, of the restricted share awards do not vest after the three years, the residual award is re-tested on a six-monthly basis, from a fixed start date, until the performance condition is met. If the performance condition is not met by the seventh anniversary of the date of award, the outstanding awards will lapse.

For the Executive Directors, shareholder approval was obtained at the AGM in March 2005 to change the TSR performance condition described above to the performance conditions attached to the awards made under the PSP. All Executive Directors agreed this change.

Therefore, all restricted share awards (apart from the exception detailed below) made from 14 December 1999 to 23 December 2004 will now be subject to the ROIC/WACC hurdle and the EPS growth in relation to RPI growth performance condition described above. The performance period for these awards is 1 November 2003 to 31 October 2006 and there will be no opportunity to re-test the performance conditions attached to these awards. If the performance condition is satisfied, those awards made from 14 December 1999 to 31 October 2003 will mature on 31 October 2006 but those granted after 1 November 2003 will not mature until the third anniversary of the date of each award. The number of shares maturing will reflect the extent to which the performance conditions are met.

The award of restricted shares made to the Executive Directors and members of the GMB on 5 October 1998 was not converted to the new performance targets. As the award was due to lapse on 5 October 2005 in accordance with the rules of the Restricted Share Plan (seven years after the grant date), conversion would have necessitated an extension to the life of the award and this was not considered appropriate. Unvested shares remaining under the award were tested under the existing TSR performance conditions in October 2005 and the award lapsed after that date.

Senior Executive Plan (SEP)
The SEP expired in 2004 and the last award under the plan was made in December 2003. Under the SEP, options with original values of between 150% and 200% of base salary were awarded to the Executive Directors in October 2002 and December 2003.

At the AGM in March 2005 approval was also obtained to amend the performance condition attached to the vesting of the options to the ROIC/WACC hurdle and EPS growth in relation to RPI growth performance condition as described above. The previous performance condition was based on relative TSR against the constituents of the FTSE 250 (excluding investment trusts) measured over a five-year period.

Report of the Board to shareholders on Directors' remuneration
continued

The extent to which the outstanding awards made in October 2002 and December 2003 vest on 31 October 2007 and 31 October 2008 respectively will be determined by the extent to which the new performance conditions are met over the five-year performance period corresponding to each award.

Pensions and life assurance
All the Executive Directors participate in HMRC-approved defined contribution schemes.

The Company makes a contribution of 50% of basic salary for the Chief Executive. Contributions are paid into a self-invested personal pension up to the permitted limits and further contributions are paid into an individually-funded unapproved retirement benefit scheme.

The other Executive Directors all participate in a Revenue-approved defined contribution pension scheme, with the Company contributing 25% of total basic salary.

During 2005, the Committee reviewed the Company's pension policy in anticipation of the introduction of the new pension tax regime in April 2006. It has decided that pension scheme participants would not be compensated for any tax adverse consequences.

The Committee has also decided that, in the event of a participant in a pension scheme reaching the lifetime allowance and choosing not to accept further pension contributions, a non-pensionable cash allowance equivalent to the Company's contribution to the pension scheme would be offered in lieu.

The normal retirement date for the Executive Directors is 60.

In the event of death, the pension scheme provides lump sums for the purchase of dependants' pensions of the greater of eight times salary and the value of the approved pension fund. On death-in-service, a lump sum of four times salary, subject to the earnings cap, is also payable. A separate life assurance policy provides death-in-service benefits over the earnings cap. These arrangements are currently under review, in light of the Finance Act 2004, and any changes will be effective as from April 2006.

Other benefits
Other benefits provided to the Executive Directors include permanent health insurance, private medical insurance, medical examinations, the provision of a company car (or a non-pensionable cash alternative) and holiday concessions of £2,500 per annum.

Executive Directors are eligible to participate in the Company's Savings Related Share Option Scheme and the HMRC-approved Share Incentive Plan. These are all-employee share schemes that enable staff to acquire shares in the Company on preferential terms. To further encourage employee shareholding in the Company, the Share Incentive Plan was enhanced in 2005 to provide for the Company to award a matching share for every four shares bought by a participant under the plan.

Subject to the approval of the Board, the Executive Directors are allowed to accept non-executive director appointments and retain the fees received. Peter Long received and retained non-executive director fees of £61,666 (2004: £69,250) in respect of two appointments – he resigned one of his non-executive directorships during the year.

Shareholding guidelines
In line with its policy of aligning senior management interests with those of shareholders, the Executive Directors and GMB members will be required, by November 2010, to hold, at a minimum, the following number of shares in the Company:

	Number of shares
Chief Executive	500,000
Other Executive Directors	270,000
Other GMB members	100,000 to 175,000

Service contracts
All the Executive Directors have service contracts with the Company that can be terminated on six months' notice from the Director or on 12 months' notice from the Company.

Service contracts for the Executive Directors do not include any provisions for the payment of compensation in the event of early termination save for the ability of the Company to exercise its discretion to make a payment in lieu of all or part of the notice period to the Executive Directors subject to any obligation they may have to mitigate any post termination losses.

Non-Executive Directors
The Non-Executive Directors do not have service contracts and do not participate in the Company's pension scheme, annual bonus scheme or long-term incentive schemes. Non-Executive Directors have letters of appointment and their appointments can be terminated by either party by serving six months' notice. Each appointment is for three years.

Non-Executive Directors receive a basic annual fee. The fees payable to the Non-Executive Directors are determined by the Board as a whole, based on relevant external market research and consultations with internal and external advisors.

During the year the Chairman's fees were increased from £150,000 to £170,000 per annum. The other Non-Executive Directors receive a fee of £33,000 per annum. In addition the Board pay an additional fee of £5,000 per annum to the Senior Independent Director (Tony Campbell) and to the Chairmen of the Audit and Remuneration Committees (Jeremy Hicks and Clare Chapman respectively).

The Non-Executive Directors also receive annual holiday concessions to the value of £2,500 per annum.

Performance graph
Total Shareholder Return (TSR), comprising the changes in value of a share and dividends distributed, can be represented by the value of a notional £100 invested at the beginning of a period and its change over that period.

A graph showing TSR in respect of the Company over five years from 1 November 2000 is given below. The TSR performance for the Company is compared with the TSR for the mid-FTSE 250 Index, which was considered to be the most appropriate benchmark for comparison purposes as it is the principal index in which the Company's shares are quoted.

Cumulative TSR performance



Value of £100 Invested in November 2000
250
200
150
100
50
0
100
92
104
125
136
203
100
83
70
95
108
132
2000
2001
2002
2003
2004
2005
First Choice
FTSE Mid250

Report of the Board to shareholders on Directors' remuneration
continued

The auditors are required to report on the information contained in the following section of this report.

Remuneration

	2005							2004		
	Salary/ fees £000	Benefits in kind £000	Performance bonuses £000	Other £000	Total emoluments £000	Pension contributions £000	Total £000	Total before pensions £000	Pension contributions £000	Total including pensions £000
Non-Executive Chairman										
Sir Michael Hodgkinson[1]	162	–	–	–	162	–	162	125	–	125
Executive Directors										
Peter Long	600	31	600	–	1,231	300	1,531	1,151	280	1,431
Paul Bowtell[2]	332	66	280	110	788	75	863	67	10	77
Dermot Blastland	350	21	306	–	677	88	765	519	85	604
Other Non-Executive Directors										
Simón Barceló	33	–	–	–	33	–	33	31	–	31
Tony Campbell	38	–	–	–	38	–	38	33	–	33
Clare Chapman	38	–	–	–	38	–	38	33	–	33
Bill Dalton[3]	35	–	–	–	35	–	35	2	–	2
Susan Hooper[4]	21	–	–	–	21	–	21	–	–	–
Jeremy Hicks[4]	25	–	–	–	25	–	25	–	–	–
Resigned										
Ian Clubb	–	–	–	–	–	–	–	76	–	76
Andrew Martin	–	–	–	–	–	–	–	122	29	151
Terry Green	14	–	–	–	14	–	14	31	–	31
Richard Fain	14	–	–	–	14	–	14	31	–	31
Totals	1,650	66	1,186	110	3,076	463	3,539	2,221	404	2,625

1 Sir Michael Hodgkinson (Non-Executive Chairman) was appointed during 2004 and his fees were increased with effect from April 2005.
2 Paul Bowtell was appointed during 2004 and, under the terms of his contract, he was paid £110,000 during the year as compensation for loss of entitlement to performance related benefits from his previous employment. Benefits in kind include an amount of £64,592 (2004: £15,000) for relocation costs.
3 Bill Dalton was appointed during 2004.
4 Jeremy Hicks and Susan Hooper were appointed during the year.

The Executive Directors have each elected to defer 50% of their bonus entitlement for the year under the terms of the DABS described on page 64.

Interests in shares and options

The interests of Directors in the share capital of the Company are set out below:

	Ordinary shares 31 October 2005	31 October 2004	Options 31 October 2005	Granted	Exercised	31 October 2004	Restricted shares 31 October 2005	Granted	Exercised	31 October 2004
Sir Michael Hodgkinson	**20,000**	20,000	–	–	–	–	–	–	–	–
Peter Long	***2,102,761**	*1,896,887	**1,787,000**	–	–	1,787,000	**1,793,888**	372,799	465,355	1,886,444
Paul Bowtell	**10,212**	10,000	–	–	–	–	**577,442**	157,894	–	419,548
Dermot Blastland	***452,800**	*405,445	**829,134**	–	20,242	849,376	**790,988**	172,697	89,502	707,793
Simón Barceló**	**59,131,390**	111,922,319	–	–	–	–	–	–	–	–
Tony Campbell	**38,476**	37,200	–	–	–	–	–		–	–
Clare Chapman	–	–	–	–	–	–	–	–	–	–
Bill Dalton	–	–	–	–	–	–	–	–	–	–
Jeremy Hicks	–	–	–	–	–	–	–	–	–	–
Susan Hooper	–	–	–	–	–	–	–	–	–	–

* includes shares purchased under the Buy-as-You-Earn Share Incentive Plan.

** Simón Barceló's interest in 59,115,629 shares is held through his 11.16% (2004: 24.4%) shareholding in Barceló Corporación Empresarial SA (2004: 111,906,558).

The performance criteria relating to the restricted shares and share options are set out on pages 65 and 66.

Share options exercised during the year

	Share scheme	Date option exercised	Number of options exercised	Share price at date of exercise (p)	Exercise price (p)	Gain on exercise £
Peter Long	Restricted Share Plan	23 December 2004	310,631	151.70	N/A	471,227
		18 April 2005	39,423	174.50	N/A	68,793
		05 October 2005	115,301	200.05	N/A	230,660
Dermot Blastland	Restricted Share Plan	24 December 2004	74,865	151.70	N/A	113,570
		25 April 2005	3,729	176.75	N/A	6,591
		05 October 2005	10,908	200.05	N/A	21,821
	Executive Share Option Scheme	27 July 2005	20,242	188.25	95.00	18,876

In the year ended 31 October 2005, total gains on the exercise of share options by Directors amounted to £931,538 (2004: £812,956).

Report of the Board to shareholders on Directors' remuneration
continued

Share options granted and outstanding at the year-end
Share options granted to the Executive Directors and outstanding at the year-end under the Restricted Share Plan, Executive Share Option Scheme and the Senior Executive Plan are set out below.

	Numbers of shares	Grant date	Option exercise price (p)	Maturity date	*Final lapse date
Peter Long					
Restricted Share Plan	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Restricted Share Plan	419,548	13 October 2004	N/A	13 October 2007	23 January 2008
	157,894	14 December 2004	N/A	14 December 2007	19 February 2008
Dermot Blastland					
Restricted Share Plan	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2007
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	9 December 2008	9 December 2010

* in accordance with the amendments to the Restricted Share Plan approved by the Shareholders.

During the year the price of the Company's ordinary shares ranged between 135p and 218.25p and was 195.25p on 31 October 2005.

On 1 November 2005, the following shares were allocated to the Directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	100
Tony Campbell	379

The report was approved by the Board of Directors on 7 December 2005 and has been signed on its behalf by:

Clare Chapman

Clare Chapman
Chairman of the Remuneration Committee
7 December 2005

Corporate governance
First Choice has made further progress during the year to ensure that its commitment to maintaining high standards of corporate governance continues. Throughout the year, all provisions of the Combined Code were complied with except for: Code Provision A3.2 (half the Board, excluding the Chairman, should comprise independent Non-Executive Directors) and Code Provision D1.1 (the Senior Independent Director should meet with a range of major shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns of major shareholders). Explanations for non-compliance are given below.

The Board and Directors
The Company is controlled through its Board of Directors, which meets regularly including away days, to review the strategy of the Group. The schedule of matters specifically reserved to it for decision include: determining the strategy and control of the Group; amendments to the structure and capital of the Group; approval of financial reporting and controls; oversight of the Group's internal controls; approval of capital and revenue expenditure of a significant size; acquisitions, disposals and share dealings; Board membership and appointments; approval of remuneration of Directors and certain senior management; corporate governance matters; and approval of Group policies and risk management strategies.

The Board has delegated authority to the Committees of the Board on specific matters. The executive management is delegated to the Chief Executive, Executive Directors and certain other senior managers who, together, form the Group Management Board (the GMB), the membership of which is disclosed on page 79. Details of the Nomination and Audit Committees are given on page 72, and details of the Remuneration Committee are given on page 63.

The Terms of Reference for the Board and its Committees are available for inspection on the Company's website and will be available at the Annual General Meeting (AGM).

The division of responsibilities between the Chairman and Chief Executive is clearly established and has been agreed by the Board. All Directors have access to the advice and services of the Company Secretary and all Directors can take independent professional advice, if necessary, at the Company's expense. No such advice was sought by any Director during the year. The Company has in place appropriate insurance cover in respect of legal actions against its Directors and the level of cover is regularly reviewed. The Company Secretary is responsible for ensuring Board procedures are followed including the formal minuting of any unresolved concerns that Directors may have. During the year no such unresolved issues were minuted.

Sir Michael Hodgkinson met the independence criteria laid out in the provisions of the Combined Code at the time of his appointment. The Non-Executive Directors met to consider the performance of the Chairman. The views of all the Directors on the Chairman's performance were obtained via a confidential questionnaire and the results were considered by a meeting of the Non-Executive Directors (excluding the Chairman) and discussed with him.

Details of the Chairman's other significant commitments, which have not changed since last year, are given in his biography on page 59. The Chairman does have a number of other roles but the Board is satisfied that these do not interfere with the performance of his duties as Chairman of the Company, which are expected to require at least one day per week.

The seven Non-Executive Directors all bring independent judgement to the Board, although the Board accepts that Susan Hooper (who replaced Richard Fain on 1 April 2005) and Simón Barceló may not be considered to be wholly independent (refer to note 30 on page 56). The Non-Executive Directors considered to be independent are Tony Campbell (Senior Independent Director), Clare Chapman, Bill Dalton and Jeremy Hicks. The Board recognises that the Combined Code requires that at least half the Board, excluding the Chairman, should be independent Non-Executive Directors. Jeremy Hicks was appointed during the year and has been appointed as Chairman of the Audit Committee. He is a qualified accountant and has recent and relevant financial experience.

The Board has announced the appointment of Giles Thorley as an additional independent Non-Executive Director. After qualifying as a Barrister, he had an early career at Nomura International PLC and has been in his current post of Chief Executive at Punch Taverns plc since 2001. At Punch, Giles successfully led the IPO and Punch's subsequent acquisition of Pubmaster for £1.2 billion. As a result, Punch now has an estate in the order of 8,000 pubs and is capitalised at approximately £2 billion. Giles Thorley's wealth of experience as a leader in public companies with retail interests, and in the integration of acquisitions, will be of significant value to the Board. Following the appointment, the independent Non-Executive Directors, excluding the Chairman, will comprise half the Board and therefore, with effect from this appointment, the Company will be in compliance with provision A3.2 of the Combined Code.

The letters of appointment of the Non-Executive Directors are available for inspection at the Company's registered offices and will be available at the AGM.

All Directors are subject to election by shareholders after their initial appointment and, accordingly, the shareholders will be asked to approve the appointment of Jeremy Hicks, Susan Hooper and Giles Thorley at the AGM on 23 March 2006. Thereafter all Directors are subject to re-election by shareholders at intervals of no more than three years. Sir Michael Hodgkinson, Dermot Blastland and Clare Chapman will be proposed for re-election at the next AGM. Full biographical details are on page 59. Shareholders will be sent, as part of the papers accompanying the resolutions to re-elect the Non-Executive Directors, statements as to why the Company believes they should be re-elected. The Chairman intends to confirm at the AGM that the individuals' performance continues to be effective and to demonstrate commitment to the role.

Nomination Committee
The nomination of suitable candidates for approval of the Board of Directors to fill Executive and Non-Executive vacancies on the Board is carried out by the Nomination Committee, which comprises the Chairman and three Non-Executive Directors. The composition of the Nomination Committee is set out on page 79.

The meetings of the Committee were chaired by the Non-Executive Chairman. Prior to the appointments of Jeremy Hicks and Giles Thorley, the Nomination Committee considered the existing skills and knowledge of the Board before providing an external search consultancy with a description of the capabilities required for these appointments. The Nomination Committee believes these appointments significantly enhance the level of financial and commercial skills among the Non-Executive Directors. Jeremy Hicks has recent and relevant financial experience gained as the Finance Director of a FTSE-250 company. Prior to his appointment Jeremy Hicks confirmed he had sufficient time to complete his responsibilities and his other commitments are listed in the biographical notes on page 59. Similarly, for Giles Thorley, the Board has considered his other commitments and he has confirmed that he will have sufficient time to fulfil his non-executive role – full biographical details are included in the Notice of the AGM.

Susan Hooper was appointed in accordance with the terms of the Relationship Agreement then in force between Royal Caribbean Cruises Ltd. and the Company as a replacement for Richard Fain. Consequently, neither the use of external search consultancies or open advertising was appropriate for this appointment.

Following the appointment of a new Director, the Chairman, in conjunction with the Company Secretary, is responsible for ensuring that a full, formal and tailored induction to the Company is given. A detailed induction programme is underway for both Jeremy Hicks and Susan Hooper and will also be provided for Giles Thorley.

Audit Committee
The Audit Committee operates under written Terms of Reference to assist the Board in the discharge of its duties with regard to the Group's accounts, the review of internal controls and risk management systems and the external audit.

The composition of the Audit Committee, which is chaired by Jeremy Hicks, is set out on page 79. Jeremy Hicks took over the role of Chairman from Tony Campbell who remains a member of the Committee. All members of the Committee are considered to be independent. In accordance with the Combined Code, the Board is satisfied that Jeremy Hicks has "recent and relevant financial experience". Bill Dalton, the former Chief Executive of HSBC Bank plc, became a member of the Audit Committee in December 2004 and has also brought additional financial expertise to its deliberations.

The Chief Executive, Group Finance Director and Director of Business Assurance normally attend meetings and Non-Executive Directors may attend meetings from time to time. The Chairman of the Committee also meets with the external auditors without management present.

The Committee's duties include:

> monitoring the integrity of the financial statements of the Company and formal announcements relating to the Company's financial performance and reviewing the significant financial reporting judgments contained in them;

> reviewing the Company's internal financial controls and the Company's internal control and risk management systems;

> monitoring the effectiveness of the Company's Business Assurance function (which includes Internal Audit) through meetings with the Director of Business Assurance, the agreement, in advance, of annual work plans and the review of the results of the work undertaken;

> the consideration of the appointment, re-appointment and removal of the external auditors and the approval of their remuneration and terms of their engagement. During the year the Audit Committee considered and recommended the re-appointment of the incumbent auditors. The detailed scope of the audit is agreed with the external auditors prior to the commencement of their work and their findings are considered prior to the approval of the financial statements. The level of remuneration for these services has been approved. As part of the re-appointment process the independence of the incumbent auditors was reviewed;

> the development of a policy for the engagement of the external auditors to supply non-audit services. The Audit Committee has concluded that, in some cases, the provision of non-audit services by the incumbent auditors is appropriate and this has been communicated to the Board. Auditor independence and objectivity are safeguarded by the Audit Committee monitoring and approving, where appropriate, the nature of the work and the level of fees paid for non-audit services as a proportion of the total audit fees paid.

During the year an assessment of the external auditors was undertaken with the findings being considered by the Audit Committee and discussed with the external auditors. The assessment took the form of a questionnaire circulated to individuals across the Group with whom the auditors had significant dealings. The questionnaire addressed, among other matters, the robustness of the audit, the quality of judgements and the quality of the auditors' personnel and service.

The Group has a confidential telephone line operated by an independent third party to allow staff to raise concerns on financial reporting or other matters. Concerns raised in this way are directed to Business Assurance so that appropriate action can be taken. This telephone line is available to all staff worldwide.

Board and Committee meetings

The number of full Board and Committee meetings attended by each Director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
Sir Michael Hodgkinson (Chairman)	8(8)	1(1)	N/A	1(1)
Peter Long (Chief Executive)	8(8)	N/A	Part of 1	N/A
Paul Bowtell (Group Finance Director)	8(8)	N/A	N/A	N/A
Dermot Blastland (Executive Director)	8(8)	N/A	N/A	N/A
Tony Campbell (Senior Independent Director)	8(8)	4(4)	3(3)	N/A
Terry Green (Non-Executive Director)	3(4)	1(2)	1(2)	1(1)
Simón Barceló (Non-Executive Director)	6(8)	N/A	N/A	1(1)
Richard Fain (Non-Executive Director)	4(4)	N/A	N/A	N/A
Susan Hooper (Non-Executive Director)	2(4)	N/A	N/A	N/A
Clare Chapman (Non-Executive Director)	6(8)	N/A	3(3)	1(1)
Bill Dalton (Non-Executive Director)	7(8)	3(4)	1(1)	N/A
Jeremy Hicks (Non-Executive Director)	2(4)	2(2)	N/A	0(0)

Figures in brackets indicate the maximum number of meetings in the period in which the individual was a Board member. In addition to the full meetings of the Board, the Chairman has held one meeting with Non-Executive Directors without the Executive Directors being present and the Senior Independent Director has chaired a meeting of the Non-Executive Directors without either the Chairman or the Executive Directors being present. At this meeting the results of the questionnaire circulated to Directors to assess the Chairman's performance were considered and the conclusions of the discussion were later communicated to the Chairman.

Board, Committee and individual performance

An assessment of the performance of the Board and its Committees was undertaken by means of a detailed questionnaire, designed by the Company Secretary and completed by each Director. The questionnaire covered 16 areas including the processes for setting the strategy of the Company, monitoring business performance, corporate governance and the effectiveness of the Executive Directors, Non-Executive Directors and the Board's Committees.

The findings were discussed by the Non-Executive Directors and the Chairman and were then referred to the Board as a whole. It was agreed that the action points arising out of the 2004 Board performance assessment had been successfully addressed with all Directors in particular benefiting from fewer but longer Board meetings and a greater emphasis on strategy. In general, the Board considers its structures, composition and proceedings to be effective. The 2005 assessment has identified the desire for the Nomination Committee to be more proactive and this issue will be addressed early in 2006.

An assessment of each individual Director's performance was undertaken during the year. The performance of each Director was measured against 12 criteria with peers being requested, confidentially, to rate that Director's performance by reference to the criteria. The Chairman then discussed the overall result for each Director with him or her and any concerns were addressed.

Internal control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness, while the role of management is to implement Board policies on risk and control.

The system of internal control is designed to manage and mitigate rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls – which include financial, operational and compliance controls – and risk management can only provide reasonable, and not absolute, assurance against material mis-statement or loss. The Board has reviewed the effectiveness of internal controls during the year.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group; that this has been in place for the year under review and up to the date of approval of the Annual Report and Accounts; that this process is regularly reviewed by the Board; and that the process accords with the Turnbull Guidance.

The key elements of the control framework and review processes in place across the Group are as follows:

> The Board sets corporate strategy and business objectives. The GMB and Sector management integrate these objectives into their operational and financial business plans. Where areas for improvement in the system of internal control are identified, the Board considers the recommendations made by the GMB and the Audit Committee;

> The GMB meet regularly together with other senior executives to consider Group operational and financial performance and business development. The Chief Executive reports to the Board on behalf of the GMB on significant changes in the business and the external environment. The Group Finance Director provides the Board with monthly financial information which includes key performance and risk indicators;

> The Audit Committee, with assistance from certain related management committees, oversees key risks, such as financial risk, health and safety, corporate and social responsibility and the environment, where such risks apply across all Sectors. Each Sector has established a Sector Risk Management Committee, which is responsible for ensuring that the risks facing that Sector's business are identified and that related action plans are implemented. The committees ensure that the recommendations to mitigate risks are being actioned;

> The Business Assurance function independently reviews the risk identification procedures and control processes implemented by management and reports its findings to the Audit Committee three times per year, or more frequently if appropriate;

> The Audit Committee reviews: external audit work plans and that of the Business Assurance function; reports by Business Assurance on the Group's risk assessment process; and reports from both internal and external audit on the system of internal control, including the identification of material weaknesses. The Chairman of the Audit Committee reports to the Board on the outcome of the Audit Committee meetings held and the Board receives the minutes of all such meetings;

> The Treasury position of the Group, including cash, foreign exchange and fuel hedging exposure, is managed centrally in accordance with policies appropriate for each Sector and is the responsibility of the Group Finance Director and Group Treasurer. Reports and forecasts are submitted monthly to the Board;

> Financial forecasts, providing predicted results with sensitivity analysis, are prepared routinely throughout the year for review by the Board. These forecasts also include details of the Group's ongoing compliance with its regulatory and banking requirements. The Group has established investment appraisal and authorisation procedures and its capital expenditure is reviewed against budgets which have been approved by the Board;

> There are policies and procedures for the reporting by employees and resolution of suspected fraudulent activities. It is the policy of the Group to employ staff and management of high integrity, to train them appropriately and to require compliance with all relevant laws, regulations and internal policies.

During 2004, the Group identified a series of financial irregularities in the Engineering Department of First Choice Airways Limited (FCA), which resulted in the dismissal of two senior FCA employees. The impact of these financial irregularities on the Group's accounts was not material and there are no adverse safety or operational effects for FCA. Civil suits were commenced against those employees and certain other parties in order to recover monies. Internal controls at FCA have been the subject of both internal and independent external review and measures have been taken to further strengthen those controls. As a result of the civil action taken, the Company has recovered a total of £4.5m, representing more than 90% of the total financial irregularities identified.

Communications with shareholders
The Chief Executive and Group Finance Director hold regular meetings with major shareholders to review the Group's performance and prospects. The views of shareholders are communicated to all members of the Board following such meetings. During the course of these meetings the issue of governance is discussed. Presentations to major shareholders are made at least twice yearly, after the announcement of the interim and preliminary results, the details of which, together with the Group's financial reports and other announcements, can be accessed via the Group's website www.firstchoiceholidaysplc.com. The Combined Code recommends that the Senior Independent Director meets with a range of major shareholders to gain an understanding of their views. In practice, as a result of the extensive feedback provided, the Senior Independent Director and other Non-Executive Directors believe that they are aware of such issues, and that, unless requested by major shareholders, such meetings are unnecessary.

There is also an opportunity for shareholders to question the Chairman and other Directors (including the Chairmen of the Audit, Remuneration and Nomination Committees) at the Annual General Meeting. This forum also provides Non-Executive Directors with the opportunity to discuss the views of shareholders with them directly.

At general meetings:

> The Company prepares separate resolutions on each substantially separate issue and does not combine resolutions together inappropriately;

> A schedule of proxy votes cast is made available for inspection at the conclusion of the proceedings; and

> The Annual Report & Accounts is laid before shareholders at the Annual General Meeting.

Sustainable development

First Choice has made a clear commitment to sustainable development – balancing respect for people, environmental protection and long-term sustainable business success.

Management of sustainable development
Dermot Blastland, MD of the Mainstream Holidays Sector, takes responsibility for sustainable development on behalf of the Board. Social, environmental and ethical risks are managed through the Group risk management approach. These issues are raised at Sector and Group risk management committees which meet every six months. Each Sector has its own risk register to help manage non-financial risks and these feed into the overarching Group risk register which is reviewed by the Group Risk Management Committee. The Group Risk Management Committee reports through the Audit Committee to the Board. In addition, social and environmental issues are included in the Health, Safety and Environment monthly report made by the Director of Legal Affairs & Company Secretary to the Group Management Board.

Key achievements 2004/05
In March our ranking on the UK Business in the Community's Environment Index rose significantly, marking us out as one of the 10 most improving companies listed.

In September the Company was listed in the FTSE4Good Index for the first time, recognising our disclosure of environmental management targets and data, governance standards and good standards of employee policies and practices.

In October we published our first public Environment and People Report on our sustainable development progress so far. The Report is housed on a dedicated website at www.fcenvironmentandpeople.com and is also accessible via our corporate website at www.firstchoiceholidaysplc.com. In the Report we publish for the first time environmental data and targets across our significant environmental impacts, as well as some social data, for example on employee diversity.

In order to raise awareness of the Report internally we have run an employee competition, which directs people to the Report and offers the opportunity to win an overseas conservation trip. We have also translated a summary of the Report into five languages and communicated the key points of the Report through our existing internal cascade process.

We will update the Environment and People Report in April 2006 to disclose our environmental data for the year 2004/05 and targets for 2005/06. We will then continue to report annually in April.

First Choice has been working closely with other airlines and the wider aviation industry, including airport operators and aircraft and engine manufacturers, to develop a strategy towards sustainable development of UK aviation. This strategy was launched in June 2005 and had been endorsed by the Government (www.sustainableaviation.co.uk).

Looking forward to 2005/06
First Choice is currently working with the sustainable development charity "Forum for the Future" on a project to identify the embedded key business opportunities, which will enable us to take our commitment to sustainable development forward. This project is being championed by Dermot Blastland, Board member with responsibility for sustainable development, and will engage the Group Sector Boards and the Group Management Board in the first and second quarters of the year 2005/06.

This project will also involve training for the Group Management Board and Group Sector Boards in sustainable development issues.

In evaluating the business opportunities that may arise from our commitment to sustainable development, the Board will use the Group's formal strategic decision-making methodology.

In the first quarter of 2005/06 we are completing Business in the Community's Corporate Responsibility Survey. This is the first time that we are completing the sections on market-place, community and work-place issues and the third time we are completing the environment section. The results of the survey will provide us with a benchmark for measurement against other UK-based companies working on sustainable development.

During 2005/06 we will also be expanding and enhancing our existing business ethics standards by introducing a Business Code of Conduct. At present all senior managers and Directors are required to sign a declaration that they are not subject to any conflict of interest.

Risk management
First Choice Holidays PLC (First Choice) attaches great importance to risk management at all levels of the business and has now invested in increased resources to move the identification, monitoring and controlling of operational risk to the next level of sophistication. The Group continues to strive for greater transparency of risk and to promote the sharing of knowledge between its businesses for the greater good of the whole organisation and its stakeholders.

The strategy for risk management has been enhanced by the declared intention to drive risk management principles deep into the day-to-day business of each of the Sectors. The setting of policy and monitoring of performance is the responsibility of the Financial Risk Management Committee and the Health, Safety & Environmental Risk Management Committee. These committees are responsible to the Group Risk Management Committee, and ultimately to the Audit Committee, thereby providing Directors with the assurance that risks are managed appropriately at all times.

The Group Risk Management and Business Assurance Departments work closely to monitor key performance indicators (KPIs) relevant to each risk and to ensure that actions identified to control and mitigate these risks are subject to a continual internal auditing process.

A more co-ordinated Group-wide approach to risk management, based on a sound structure and reflecting the way the businesses are operated, is now in place. Having built the platform to identify, monitor and mitigate risk and having assembled the required resources, the focus for 2006 is to raise awareness of operational risk management throughout the Group.

There continues to be an appropriate emphasis on risks affecting the health and safety of the Group's customers and employees with Andrew John, Director of Legal Affairs & Company Secretary, taking responsibility for these matters on behalf of the Board.

Risk Management remains primarily the responsibility of the businesses affected, supported by expertise at Group level. As part of the long-term process, the risk profile of the Group is to be re-evaluated with risks categorised by discipline, territory and the effect on business strategy at all levels in the organisation.

Resources
In addition to restructuring the responsibility for managing risk, the Group Management Board has approved significant investment to increase the resources available – both in human terms and by introducing speciality IT tools. A Group Risk Manager was appointed in April 2004 and a commitment has been made to employ Risk Managers within each Sector who will be responsible for deploying Group-wide policies and procedures.

The Corporate Communications Team launched a Corporate Extranet during 2005 which has significantly enhanced the deployment of information around the Group and made the upgraded Crisis Communications Manual more widely available. Further IT-based support is currently in development and will be rolled out during 2006.

Strategic risk management
The Group Risk Management Policy is designed to provide a formal structure through which First Choice will:

> endeavour to reduce as far as possible the exposure of all its businesses to risk;

> seek to recognise and derive the maximum benefit from any opportunities identified through risk analysis;

> seek to achieve excellence in Corporate Governance through managing risk effectively throughout the organisation; and

> seek to provide entrepreneurial leadership within a framework of prudent and effective controls which enables risk to be assessed and managed.

In order to manage risk, we must be able to measure it. It is therefore our intention to further develop risk management practices that enable us to measure the impact of risk by reference to recognised, international standards. The Mainstream Holidays Sector is implementing an Environmental Management System (EMS) in line with the best practice standard ISO14001. In the longer term it is planned that we will also develop its Business Continuity Management (BCM) capabilities to PAS 56:2003 standards.

First Choice is currently setting appropriate metrics and KPIs by which it will be able to improve the measurement, in comparative terms, of risk levels and progress made in mitigating and managing risk. Supported by an IT solution to assist in the identification and quantification of risk, this will assist greatly in identifying any process interdependencies that merit further attention. It will also assist in the Group's consolidated business impact assessment.

Directors' responsibilities

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those accounts, the Directors are required to:

> select suitable accounting policies and then apply them consistently;

> make judgements and estimates that are reasonable and prudent;

> state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

> prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the independent auditors to the members of First Choice Holidays PLC

We have audited the accounts on pages 28 to 56. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 77, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts and the part of the Directors' Remuneration Report to be audited give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 71 to 74 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts, and the part of the Directors' Remuneration Report to be audited, are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

> the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 October 2005 and of the profit of the Group for the year then ended; and

> the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
7 December 2005

Corporate information

Board
Sir Michael Hodgkinson
Chairman

P J Long
Chief Executive

J P M Bowtell
Group Finance Director

D Blastland
Managing Director, Mainstream Holidays

L A Campbell
Non-Executive and Senior Independent Director

C M Chapman
Non-Executive Director

S P Barceló Vadell
Non-Executive Director

J D Hicks
Non-Executive Director

S M Hooper
Non-Executive Director

W R P Dalton
Non-Executive Director

Board Audit Committee
J D Hicks – Chairman
L A Campbell
W R P Dalton

Board Remuneration Committee
C M Chapman – Chairman
L A Campbell
W R P Dalton

Board Nomination Committee
Sir Michael Hodgkinson – Chairman
S P Barceló Vadell
C M Chapman
J D Hicks

Group Management Board
P J Long – Chairman
J P M Bowtell
D Blastland
N J Jenkins
R Prosser
A L John
W Logan
J Vilà

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6003964
Website: www.shareview.co.uk

Secretary and registered office
A L John
First Choice House
London Road
Crawley
West Sussex RH10 9GX
Tel: 01293 560777
Fax: 01293 588680

Registered number 48967

Auditors
KPMG Audit Plc

Merchant bankers
Lazard Brothers & Co Limited

Stockbrokers
ABN Amro

Solicitors
Herbert Smith

Bankers
Barclays Bank PLC
Citibank International plc
HSBC Bank plc
ING Bank NV
Royal Bank of Scotland plc
Société Générale

Website
www.firstchoiceholidaysplc.com

Shareholders' discount

Eligible shareholders are entitled to the following discounts (which are subject to change) when booking holidays through our dedicated Shareholder Discount Line.

Company	Discount
First Choice (only available on inclusive holidays)	Best price on the www.firstchoice.co.uk website plus a further discount of £20 per adult Minimum spend – £250 per adult
Citalia	Best price on the www.citalia.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Crown Blue Line	Best price on the www.crownblueline.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Connoisseur	Best price on the www.connoisseurafloat.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Hayes & Jarvis	Best price on the www.hayesandjarvis.co.uk website plus a further discount of £20 per adult Minimum spend – £250 per adult
Meon Villas "as unique as you are"	Best price on the www.meonvillas.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Sovereign	Best price on the www.sovereign.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
FlexiSki (including Luxury Mountain Hotels)	Best price on the www.flexiski.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Suncars (Car Hire)	Best Price on www.onairportcarhire.com website plus a further £5 discount per booking
Sunsail	Best price on the www.sunsail.com website plus a further discount of £20 per adult Minimum spend – £250 per adult

In order to qualify for the scheme, private shareholders (including those holding through a nominee account) must hold at least 500 ordinary shares in the Company on the date of booking the holiday and must have been on the register of shareholders for a minimum period of one year on that date.

To make a booking simply call us on: 0845 850 0565

9.00am – 5.30pm Monday to Friday and 9.00am – 5.00pm Saturday

Find out more

First Choice Holidays PLC has a corporate website which can be accessed through **www.firstchoiceholidaysplc.com**

Financial calendar
AGM: 23 March 2006
Interim results: June 2006
Preliminary results: December 2006

Designed and produced by
Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.co.uk

Our brands /

Mainstream Holidays Sector

Specialist Holidays Sector

Activity Holidays Sector

Online Destination Services Sector

hotelbeds
www.hotelbeds.com

bedsonline
www.bedsonline.com

HOTELOPIA
www.hotelopia.co.uk

www.firstchoiceml.com

INTERCRUISES
www.intercruises.com

FleXi
www.flexievents.co.uk

Scotworld
www.travelscotworld.com

Triaena
www.triaenatours.gr

Adventure

exodus
www.exodus.co.uk

TREK AMERICA
www.trekamerica.com

WAYMARK
www.waymarkholidays.co.uk

CARADONNA DIVE ADVENTURES
www.caradonna.com

ADVENTURE CENTER
www.adventurecenter.com

the Adventure company
www.adventurecompany.co.uk

Let's Trek Australia + NZ
www.letstrekaustralia.com

TRIPS
www.tripsworldwide.co.uk

The Imaginative Traveller
www.imaginative-traveller.com

Magic of the Orient
www.magicoftheorient.com

Peregrine
www.peregrinadventures.com

AVENTURIA
www.aventuria.com

MyPlanet
www.myplanet.com

Marine

Sunsail
www.sunsail.com

Clubs
www.sunsail.com/club

CONNOISSEUR
www.connoisseurafloat.com

Crown Blue Line
www.crownblueline.com

Platinum
www.platinumcrewed.com/en

EMERALD STAR
www.emeraldstar.ie

Specialist Ski

flexiski
www.flexiski.com

Luxury Mountain
www.luxurymountainchalets.com

Canada

signature
www.signaturevacations.com

SellOffVacations.com
www.selloffvacations.com

ENCORE CRUISES
www.encorecruises.com

sunflight
www.sunflight.com

travelchoice
www.travelchoice.ca

Europe

NAZAR
www.nazar.de
www.taurus.ch
www.taurus.at
www.nazar.se

DELPHIN TOURISTIK
www.delphintouristik.com

etapes nouvelles
www.etapes-nouvelles.com

ROYAL VACACIONES
www.royalvacaciones.com

bosphorus
www.bosphorus.be

sunrise
www.sunrisetravel.nl

GO
www.gobest.nl

TURCHESE
www.turchese.it

grantur
www.grantur.com

TOURINTER
www.tourinter.com

Groupe Marmara
www.marmara.com

UK

SOVEREIGN Premium Holidays
www.sovereign.com
www.sovereignvillas.co.uk

Citalia
www.citalia.com

meonvillas
www.meonvillas.co.uk

HAYES & JARVIS
www.hayes-jarvis.com

First Choice Holidays
www.firstchoice.co.uk

Unijet
www.unijet.com

First Choice Airways
www.firstchoice.co.uk/flights

www.viking-aviation.com

First Choice Holiday Hypermarkets
www.firstchoice.co.uk/travelshops

2wentys
www.2wentys.co.uk

First Choice Travel Shops
www.firstchoice.co.uk/travelshops

Hays Travel
www.hays-travel.co.uk

eclipse
www.eclipsedirect.co.uk

first4extras
www.first4extras.com

suncars
www.suncars.com

JWT Holidays
www.jwtholidays.co.uk
www.jwtholidays.ie

Falcon
www.falconholidays.co.uk
www.falconholidays.ie

Sunstart
www.firstchoice.co.uk

Other Businesses

Sunshine Cruises Limited

Island Cruises
www.islandcruises.com

First Choice joint venture with RCCL, trading as Island Cruises

Europe Express
www.europeexpress.com

Student Travel

StudentCity.com
www.studentcity.com

SpringBreakDiscounts.com
www.springbreakdiscounts.com

sbt
www.springbreaktravel.com

GradCity.com
www.gradcity.com

Impact
www.impacteducationaltours.com

breakaway tours
www.breakawaytours.com

First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX
United Kingdom

www.firstchoiceholidaysplc.com

RECEIVED
2007 DEC 17 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A3: OTHER DOCUMENTS SENT TO SECURITYHOLDERS

TUI AG

TUI AG Financial Year 2007
Interim Report 1 January – 30 September 2007

RECEIVED
2007 DEC 17 P 12

→ 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331
→ 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings
s = 36 million accommodations → 5 continents + 100 countries + 331 distribution agencies = 1 IT system → 138 container
& prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50
100 countries + 331 distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU
0 m n offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming
ystem → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality + 2 x strong brand
0 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations
city = 5 million TEU transport volume → 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access
els + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331 distribution
2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million

TUI
Aktiengesellschaft

Table of Contents

Q3 2007

TUI Group in figures

€ million		Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Continuing operations							
Turnover		7,402.5	6,739.7	+ 9.8	16,693.4	16,241.8	+ 2.8
EBITDAR		1,270	993	+ 27.9	2,105	1,926	+ 9.2
EBITDA		942	692	+ 36.2	1,180	1,066	+ 10.7
EBITA		768	529	+ 45.2	690	548	+ 25.9
of which tourism		631	584	+ 8.0	407	653	- 37.7
of which shipping		103	- 25	n. m.	257	- 91	n. m.
of which central operations		34	- 30	n. m.	26	- 14	n. m.
Underlying EBITA		830	573	+ 44.9	622	571	+ 8.9
of which tourism		681	594	+ 14.6	502	523	- 4.0
of which shipping		115	9	n. m.	88	77	+ 14.3
of which central operations		34	- 30	n. m.	32	- 29	n. m.
Discontinuing operations							
EBITA		–	6	–	–	29	–
Group							
EBITA		768	535	+ 43.6	690	577	+ 19.6
Underlying EBITA		830	573	+ 44.9	622	601	+ 3.5
Group profit/loss		459.7	299.8	+ 53.3	421.7	248.1	+ 70.0
Basic earnings per share	in €	+ 1.72	+ 1.09	+ 57.8	+ 1.43	+ 0.83	+ 72.3
Capital expenditure		217	145	+ 49.9	699	641	+ 9.0
Equity ratio (30 September)	in %	–	–	–	18.9	26.6	- 28.9
Employees (30 September)		–	–	–	75,937	61,840	+ 22.8

→ **Year-on-year increase in operating results in shipping and tourism totalling € 193 million in Q3 2007.**

→ **Successful implementation of merger with First Choice Holidays PLC and IPO of the new TUI Travel PLC.**

→ **Net debt of € 3 billion at stable level despite business expansion through merger with First Choice Holidays PLC.**

Economic Situation in Q3 2007

General economic situation

The world economy continues to undergo a phase of rapid expansion. World production continued to grow, although the individual regions reported varying economic developments. In the last few weeks, economic activity in the US was curbed by the subprime woes in the real estate market. As a result, both housing investments but also private consumption dropped substantially. Economic activity in Japan was strong but lost some steam. In the Eurozone, too, production growth slowed slightly down. The developing countries and emerging markets, in contrast, continued to record rapid growth in economic activity.

Special events in the quarter under review

Update on the merger between TUI's tourism division and First Choice Holidays
At an extraordinary Annual General Meeting held on 25 July 2007, the shareholders of First Choice Holidays PLC approved of the merger between TUI's tourism division – excluding the hotel companies pooled under TUI Hotels & Resorts – and First Choice Holidays PLC by the required majority of three quarters of the votes. The listing and the first trading day for shares of TUI Travel PLC at the London Stock Exchange was on 3 September 2007. The new company is based in the UK. At 51 per cent, TUI AG holds the majority of shares in the company, while the shareholders of First Choice Holidays PLC hold 49 per cent. TUI Travel PLC is fully consolidated in TUI AG's consolidated financial statements.

The merger was approved subject to the condition that the TUI Group sell its Irish subsidiary Budget Travel. On 14 September 2007, the company was sold to the Icelandic travel company Primera Travel Group. The European anti-trust authorities granted their approval on 16 October 2007.

Consolidated turnover and earnings

Development of turnover by divisions

Turnover by divisions

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Tourism	5,792.8	5,160.8	+ 12.2	12,028.3	11,312.9	+ 6.3
Central Europe	2,161.2	2,137.5	+ 1.1	4,797.5	4,597.2	+ 4.4
Northern Europe	1,710.0	1,743.4	- 1.9	3,766.0	3,893.3	- 3.3
Western Europe	1,179.4	1,069.9	+ 10.2	2,439.3	2,306.3	+ 5.8
Incoming agencies	115.3	108.4	+ 6.4	223.7	197.1	+ 13.5
Other tourism	–	3.2	–	–	70.9	–
First Choice Holidays[1]	500.1	–	–	500.1	–	–
TUI Hotels & Resorts	126.8	98.4	+ 28.9	301.7	248.1	+ 21.6
Shipping	**1,606.8**	**1,511.0**	**+ 6.3**	**4,644.7**	**4,756.4**	**- 2.3**
Central operations	**2.9**	**67.9**	**- 95.7**	**20.4**	**172.5**	**- 88.2**
Continuing operations	**7,402.5**	**6,739.7**	**+ 9.8**	**16,693.4**	**16,241.8**	**+ 2.8**
Trading	–	–	–	–	401.0	–
Discontinuing operations	**–**	**–**	**–**	**–**	**401.0**	**–**
Turnover by divisions	**7,402.5**	**6,739.7**	**+ 9.8**	**16,693.4**	**16,642.8**	**+ 0.3**

[1] September only

In the third quarter 2007, the turnover of the TUI Group's continuing operations – tourism, shipping and central operations – was 9.8% up year-on-year. Cumulated turnover for the first nine months of 2007 also rose by 2.8% year-on-year.

At € 5.8 billion, turnover by tourism grew by 12.2% year-on-year in the third quarter 2007. For the first nine months, the division also recorded growth of 6.3%. First Choice was fully consolidated for the first time in the third quarter with the month of September and contributed € 500 million to tourism turnover. Adjusted for the development of turnover by the Other tourism sector, which still comprised pro-rated turnover from the divested business travel operations in the first quarter 2006, and First Choice's proportion of turnover, turnover by tourism grew by 2.6% year-on-year in the third quarter and 2.5% in the first nine months of 2007.

In the shipping sector, turnover rose by 6.3% year-on-year to € 1.6 billion in the third quarter. Cumulated turnover for the first nine months of the year declined by 2.3% year-on-year to € 4.6 billion. The improvement in the turnover trend in the third quarter was attributable to the continuing positive development of transport volumes, which went hand in hand with a significant recovery in freight rate levels. In total, the development of turnover was burdened with the year-on-year weak US-dollar.

At € 3 million, turnover by central operations dropped by 95.7% year-on-year in the third quarter. In the first nine months, it was € 20 million or 88.2% down year-on-year. This was primarily due to the divestment of the majority interest in Wolf GmbH, a heating and air conditioning company, in October 2006 and the resulting decline in turnover.

In the 2007 financial year, the TUI Group no longer conducts any activities to be classified as discontinuing operations in accordance with IFRS regulations. In 2006, turnover of € 401 million had been generated in the trading sector in the first nine months.

At € 7.4 billion, total turnover by the TUI Group's divisions was 9.8% up year-on-year in the third quarter. In the first nine months, it rose by 0.3% to € 16.7 billion year-on-year.

Development of earnings by divisions

Earnings by divisions (EBITA)

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Tourism	631	584	+ 8.0	407	653	- 37.7
Central Europe	141	173	- 18.5	84	137	- 38.7
Northern Europe	239	235	+ 1.7	84	186	- 54.8
Western Europe	108	67	+ 61.2	51	28	+ 82.1
Incoming agencies	32	29	+ 10.3	46	46	0.0
Other tourism	0	- 3	–	0	146	–
First Choice Holidays[1]	10	–	–	10	–	–
TUI Hotels & Resorts	101	83	+ 21.7	132	110	+ 20.0
Shipping	103	- 25	n. m.	257	- 91	n. m.
Central operations	34	- 30	n. m.	26	- 14	n. m.
Continuing operations	768	529	+ 45.2	690	548	+ 25.9
Trading	–	- 1	–	–	17	–
Divestments	–	7	–	–	12	–
Discontinuing operations	–	6	–	–	29	–
Earnings by divisions (EBITA)	768	535	+ 43.6	690	577	+ 19.6

[1] September only

Continuing operations

Earnings by the continuing operations tourism and shipping as well as central operations (before interest, taxes and amortisation of goodwill) rose by € 239 million to € 768 million year-on-year in the third quarter 2007. Cumulated earnings for the first nine months also rose by € 142 million to € 690 million. Both in 2007 and 2006, earnings were affected by a number of one-off effects. In order to ensure a transparent presentation of the development of earnings by the divisions, a reconciliation to underlying earnings (underlying EBITA by divisions) is provided in the section below.

Notwithstanding previous adjustment items, expenses incurred for purchase price allocations relating to acquisition transactions were included in the reconciliation to underlying earnings for the first time. The additional adjustment of the effects mentioned above is associated with the harmonisation of the presentation of operating earnings in the framework of the merger between First Choice Holidays PLC and the TUI Group's tourism entities. In order to ensure comparability with 2006 levels, underlying earnings were restated accordingly.

Underlying EBITA by division: Tourism

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
EBITA by division	631	584	+ 8.0	407	653	- 37.7
Gains on disposals	–	+ 1		–	- 162	
Restructuring expenses	+ 5	+ 4		+ 10	+ 10	
Purchase price allocation	+ 15	–		+ 15	–	
Other one-off items	+ 30	+ 5		+ 70	+ 22	
Underlying EBITA by division	681	594	+ 14.6	502	523	- 4.0

At € 631 million, earnings by tourism grew by 8.0% year-on-year in the third quarter. Cumulated earnings for the first nine months of 2007 dropped by € 246 million to € 407 million. Earnings for the third quarter 2007 included total one-off effects of € 50 million. Apart from minor restructuring expenses in individual source markets, one-off expenses incurred in connection with the completed merger of First Choice with the TUI Group's tourism entities were included. A material portion of € 15 million was associated with the additional expenses for the preliminary purchase price allocation of First Choice in the framework of the merger. In the 2006 reference period, one-off expenses of € 10 million had been included. Adjusted for the one-off effects, earnings rose by 14.6% year-on-year in the third quarter, while earnings for the first nine months declined by 4.0%. When deducting First Choice's profit contributions for September, which were not included in the previous year, underlying earnings also rose substantially by 8.8% in the third quarter 2007. However, earnings for the first nine months of 2007 declined by 10.7% year-on-year. The significant improvement in earnings in the third quarter 2007 was mainly driven by the recovery of the French activities and the high operating earnings contribution of the British business, achieved despite a difficult market environment. Moreover, hotel activities also achieved a substantial increase in earnings.

Underlying EBITA by division: Shipping

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
EBITA by division	**103**	**- 25**	**n. m.**	**257**	**- 91**	**n. m.**
Gains on disposals	*- 8*	*–*		*- 201*	*–*	
Restructuring expenses	*–*	*- 6*		*–*	*+ 64*	
Purchase price allocation	*+ 20*	*+ 20*		*+ 61*	*+ 61*	
Other one-off items	*–*	*+ 20*		*- 29*	*+ 43*	
Underlying EBITA by division	**115**	**9**	**n. m.**	**88**	**77**	**+ 14.3**

At € 103 million, earnings by the shipping division rose by € 128 million year-on-year in the third quarter 2007. Cumulated earnings for the first nine months also rose year-on-year to € 257 million, up € 348 million. Earnings for the third quarter comprised lagging one-off income of € 8 million generated in connection with the divestment of Montreal Gateway Terminals, sold in the first quarter 2007, and expenses of € 20 million from the purchase price allocation of CP Ships. The 2006 reference period still comprised expenses for the integration of CP Ships and the purchase price allocation of CP Ships totalling € 34 million. Adjusted for the one-off effects, earnings in the third quarter 2007 stood at € 115 million, a significant increase in earnings of € 106 million. The improvement in operating results was driven by strong growth in transport volumes and a significant increase in freight rate levels in container shipping compared with the first half of 2007. There were also positive effects from the increase of efficiency, resulting from the integration of CP Ships. For the first nine months, underlying earnings stood at € 88 million, an increase of € 11 million. The significant increase in earnings in the third quarter 2007 thus more than offset the market-induced strains on earnings in the first half of 2007.

Underlying EBITA by division: Central operations

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
EBITA by division	34	- 30	n. m.	26	- 14	n. m.
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		+ 6	–	
Purchase price allocation	–	–		–	–	
Other one-off items	–	–		–	–	
Revaluation of convertible options	–	–		–	- 15	
Underlying EBITA by division	34	- 30	n. m.	32	- 29	n. m.

In the third quarter 2007, earnings by central operations grew by € 64 million year-on-year to € 34 million. For the first nine months, earnings also increased by € 40 million to € 26 million. The increase in earnings in the third quarter 2007 was mainly driven by the positive earnings from the valuation of foreign exchange transactions to hedge future cash flows.

Discontinuing operations

In the 2007 financial year, the TUI Group no longer conducts any discontinuing operations. In 2006, earnings in the third quarter still comprised a gain on disposals of € 6 million, primarily resulting from the divestment of rail logistics in December 2005. In the first nine months of 2006, earnings totalled € 29 million.

Underlying EBITA by divisions: Group

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
EBITA by divisions	768	535	+ 43.6	690	577	+ 19.6
Gains on disposals	- 8	- 5		- 201	- 161	
Restructuring expenses	+ 5	- 2		+ 16	+ 74	
Purchase price allocation	+ 35	+ 20		+ 76	+ 61	
Other one-off items	+ 30	+ 25		+ 41	+ 65	
Revaluation of conversion options	–	–		–	- 15	
Underlying EBITA by divisions	830	573	+ 44.9	622	601	+ 3.5

In the third quarter 2007, total earnings by the TUI Group climbed by 43.6% to € 768 million (previous year: € 535 million). Cumulated earnings for the first nine months amounted to € 690 million, up 19.6% (previous year: € 577 million). Adjusted for the one-off items, earnings totalled € 830 million (previous year: € 573 million) in the third quarter and € 622 million (previous year: € 601 million) in the first nine months.

Development of the divisions: Tourism

Tourism – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	5,792.8	5,160.8	+ 12.2	12,028.3	11,312.9	+ 6.3
EBITA by division	**631**	**584**	**+ 8.0**	**407**	**653**	**- 37.7**
Gains on disposals	–	*+ 1*		–	*- 162*	
Restructuring expenses	*+ 5*	*+ 4*		*+ 10*	*+ 10*	
Purchase price allocation	*+ 15*	–		*+ 15*	–	
Other one-off items	*+ 30*	*+ 5*		*+ 70*	*+ 22*	
Underlying EBITA by division	**681**	**594**	**+ 14.6**	**502**	**523**	**- 4.0**
Capital expenditure	109.5	129.9	- 15.7	294.6	478.0	- 38.4
Employees (30 September)	–	–	–	66,999	52,552	+ 27.5

Tourism turnover grew by 12.2% to € 5.8 billion in the third quarter and by 6.3% to € 12.0 billion in the first nine months of 2007. The Central Europe sector increased by 1.1% in the third quarter and by 4.4% in the first nine months of the year. This was due to the increase in customers both in package tours but also in the modular and seat-only business. The Northern Europe sector reported a slight increase in customers and a decline in turnover of 1.9% in the third quarter and 3.3% in the first nine months of the year. The Western Europe sector recorded an increase in turnover of 10.2% in the third quarter with cumulated turnover of 5.8% for the first nine months of the year, with an overall growth in customers. The incoming agencies recorded turnover increases of 6.4% in the third quarter and of 13.5% in the first nine months of the year. First Choice – consolidated fully for the first time in September 2007 – reported a turnover of € 500 million for that month. The Other tourism sector did not report any turnover due to the divestments in the 2006 financial year. In the TUI Hotels & Resorts sector, turnover increased by 28.9% and by 21.6% respectively, in the third quarter and in the first nine months of 2007. On a like-for-like basis, excluding Other tourism sector as well as First Choice, tourism turnover increased by 2.6% and 2.5%, respectively, for the third quarter and the first nine months of 2007.

Customer numbers tourism

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Central Europe	4,224	3,784	+ 11.6	9,333	8,481	+ 10.1
Northern Europe	2,431	2,357	+ 3.1	5,630	5,453	+ 3.2
Western Europe	1,731	1,619	+ 6.9	3,771	3,569	+ 5.7
Total	**8,386**	**7,761**	**+ 8.1**	**18,734**	**17,503**	**+ 7.0**

At € 631 million in the third quarter 2007, total earnings by the tourism division increased by 8.0%. In the first nine months of the year, total earnings by the tourism division decreased by € 246 million year-on-year. The main reason for the decline in earnings year-on-year in the first nine months was one-off income from the divestment of the business travel operations, which was included in the first quarter 2006 and the Dutch specialist tour operators totalling € 162 million. Adjusted for one-off effects, underlying earnings increased by € 87 million year-on-year in the third quarter 2007 but declined by € 21 million in the first nine months of the year.

Central Europe

Central Europe – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	2,161.2	2,137.5	+ 1.1	4,797.5	4,597.2	+ 4.4
EBITA by division	**141**	**173**	**- 18.5**	**84**	**137**	**- 38.7**
Gains on disposals	–	–		–	–	
Restructuring expenses	*+ 3*	*+ 2*		*+ 3*	*+ 8*	
Purchase price allocation	–	–		–	–	
Other one-off items	*+ 2*	–		*+ 13*	–	
Underlying EBITA by division	**146**	**175**	**- 16.6**	**100**	**145**	**- 31.0**
Capital expenditure	6.7	31.3	- 78.6	18.4	206.0	- 91.1
Employees (30 September)	–	–	–	10,283	9,872	+ 4.2

Turnover and earnings

In the Central Europe sector (Germany, Switzerland and Austria and airline TUIfly.com), the number of customers rose by 11.6% in the third quarter 2007, with cumulative customers for the first nine months of 2007 up 10.1%. Turnover increased by 1.1% in the third quarter with varying trends observed in the individual source markets. In the first nine months of 2007, turnover increased by 4.4%. The German and Swiss source markets contributed to this year-on-year growth, whilst Austria's performance declined year-on-year.

Earnings for the Central Europe sector fell by 18.5% year-on-year to € 141 million in the third quarter 2007. Earnings for the first nine months of the year also declined by 38.7% to € 84 million. Earnings in the third quarter 2007 included one-off expenses of € 2 million for the re-branding of the new brand TUIfly.com in the framework of the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. There were also restructuring costs of € 3 million concerning the reorganisation of Austrian Gulet Touristik GmbH & Co KG. In the third quarter 2006 earnings included restructuring expenses of € 2 million, relating to the efficiency enhancement programme for the German market. Adjusted for these one-off effects in the third quarter 2007, underlying earnings totalled € 146 million, down 16.6% year-on-year. Cumulated underlying earnings for the first nine months of the year amounted to € 100 million, a decline of 31.0%. The main reason for the reduction in earnings was the slight decline in the seat load factor in the airline sector as well as a difficult market environment in the German flight sector.

Customer numbers Central Europe

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Germany	3,771	3,333	+ 13.1	8,462	7,632	+ 10.9
Switzerland	119	105	+ 13.5	248	212	+ 17.1
Austria	334	347	- 3.8	623	637	- 2.3
Central Europe	**4,224**	**3,784**	**+ 11.6**	**9,333**	**8,481**	**+ 10.1**

Germany

Customers by TUI tour operators and TUIfly.com, grew by 13.1% year-on-year in the third quarter 2007 and 10.9% for the first nine months of the year. As before, this was largely attributable to the TUI Deutschland tour operators – both in the package tour and modular segments – and the seat-only business of TUIfly.com. Demand for Egypt, Turkey and Spain as well as long-haul destinations was very strong, while bookings to Italy, Tunisia and Sri Lanka were more subdued.

Switzerland

The Swiss tour operator market continued to develop very satisfactorily in the third quarter 2007. TUI Suisse tour operators recorded an increase in customers of 13.5% in the third quarter and of 17.1% in the first nine months of 2007. This was largely attributable to the two brands TUI and FlexTravel, while Vögele bookings were on last year's level.

Austria

In Austria, the tour operator market continued to weaken in the third quarter 2007. TUI Austria reported a 3.8% reduction in customers year-on-year, with customer numbers declining by 2.3% year-on-year in the first nine months of 2007. However, both the TUI and Terra brands improved, whilst Gulet remained below expectations. Demand was particularly good for Egypt and Turkey. Bookings to Spain were less strong.

Flight operations Central Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %	Q3 2007	Q3 2006	Var. %-points
TUIfly.com	55	51	+ 4	7.5	7.2	+ 4.8	88.1	88.5	- 0.4

TUIfly.com

The third quarter was furthermore characterised by the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. Due to the new Boeing 737s, delivered in the second quarter, the number of operated aircraft increased by four aircraft year-on-year. There was no change in the number of operated aircraft compared with the second quarter 2007. The seat load factor was slightly down against last year's level. However, compared with the second quarter 2007, the airline managed to improve its seat load factor significantly by 11.6%-points.

Northern Europe

Northern Europe – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	1,710.0	1,743.4	- 1.9	3,766.0	3,893.3	- 3.3
EBITA by division	**239**	**235**	**+ 1.7**	**84**	**186**	**- 54.8**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Purchase price allocation	–	–		–	–	
Other one-off items	*+ 18*	–		*+ 46*	–	
Underlying EBITA by division	**257**	**235**	**+ 9.4**	**130**	**186**	**- 30.1**
Capital expenditure	23.1	31.8	- 27.4	60.7	60.0	+ 1.2
Employees (30 September)	–	–	–	13,263	15,874	- 16.4

Turnover and earnings

In the Northern Europe sector (UK, Ireland, Nordic countries and airlines Thomsonfly and TUIfly Nordic), the number of customers rose by 3.1% in the third quarter 2007 and 3.2% in the first nine months of the year in a continuing difficult market environment. This growth in customers was mainly driven by the increase in Thomsonfly's seat-only business. Turnover declined by 1.9% year-on-year in the third quarter and 3.3% in the first nine months of the year. Source market UK reported a decline in turnover both in the third quarter and in the first nine months of 2007 whilst source market Nordic countries managed to expand their business volume in the quarter as well as in the first nine months.

At € 239 million in the third quarter 2007, earnings for the Northern Europe sector were above last year's level. Earnings for the first nine months of the year reduced by € 102 million to € 84 million. Earnings in the third quarter included one-off expenses of € 3 million relating to changes to the air passenger duty in the UK which could not be passed on to customers as well as one-off expenses for the redemption of long-term bonus programmes and consultancy fees relating to the merger between First Choice and TUI's tourism division of € 15 million. No one-off effects were included in earnings for 2006. Adjusted for the one-off effects for the third quarter 2007, underlying earnings totalled € 257 million, an increase of € 22 million year-on-year. This increase in earnings was primarily attributable to the restructuring programme offset in the financial year 2006 taking effects now as well as first recovery trends in the UK travel market; however, the market environment remains difficult yet. The Nordic countries had again a strong third quarter and were able to increase earnings for the first nine months of 2007. For the first nine months of 2007, underlying earnings for the Northern Europe sector totalled € 130 million, a decline of € 56 million.

Customer numbers Northern Europe

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
UK	1,990	1,822	+ 9.2	4,496	4,239	+ 6.1
Ireland	50	157	- 68.3	180	299	- 39.8
Nordic countries	391	378	+ 3.3	954	915	+ 4.2
Northern Europe	**2,431**	**2,357**	**+ 3.1**	**5,630**	**5,453**	**+ 3.2**

UK

Market conditions in the UK remained difficult for the tour operators, leading to a reduction in customers; on the other hand, Thomsonfly recorded an increase in customers in the seat-only business. Total customers rose by 9.2% year-on-year in the third quarter 2007 and 6.1% year-on-year in the first nine months of 2007. In terms of short and medium-haul destinations, bookings to Portugal and France rose for the 2007 summer season, whilst bookings to Spanish destinations declined year-on-year.

Ireland

In the third quarter 2007, Ireland reported a 68.3% decline in customers. For the first nine months of the year, customers fell by 39.8% year-on-year. In the third quarter, the contract concerning the sale of the Irish tour operator Budget Travel to Primera Travel Group (Iceland) was closed. Thereby the requirements of the antitrust authorities in relation to the merger of TUI's tourism division and First Choice Holidays PLC were met.

Nordic countries

Tour operators in the Nordic countries met expectations in the third quarter 2007. The number of customers grew by a total of 3.3% in the third quarter, with cumulative customers for the first nine months of 2007 up 4.2%. Demand for Greece in particular was highly supported by higher demand for the Balearic Islands.

Flight operations Northern Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %	Q3 2007	Q3 2006	Var. %-points
Thomsonfly	48	47	+ 1	8.1	8.7	- 6.5	90.7	85.5	+ 5.2
TUIfly Nordic	5	5	+/- 0	1.0	1.0	- 5.1	95.5	95.1	+ 0.4

Thomsonfly

Due to flight schedule adjustments Thomsonfly reduced the volume of seat kilometres offered both in the charter flight segment and the scheduled flight segment. As a result, the seat load factor increased year-on-year. The airline operated one more aircraft compared to the third quarter 2006.

TUIfly Nordic

Offered seat kilometres in the third quarter 2007 were reduced due to flight schedule adjustments. As a consequence the seat load factor in the third quarter increased year-on-year. The fleet size remained unchanged year-on-year.

Western Europe

Western Europe – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	1,179.4	1,069.9	+ 10.2	2,439.3	2,306.3	+ 5.8
EBITA by division	**108**	**67**	**+ 61.2**	**51**	**28**	**+ 82.1**
Gains on disposals	–	–		–	*- 13*	
Restructuring expenses	*+ 2*	*+ 2*		*+ 7*	*+ 2*	
Purchase price allocation	–	–		–	–	
Other one-off items	–	*+ 5*		*+ 1*	*+ 16*	
Underlying EBITA by division	**110**	**74**	**+ 48.6**	**59**	**33**	**+ 78.8**
Capital expenditure	13.2	20.9	- 36.8	27.7	63.0	- 56.0
Employees (30 September)	–	–	–	6,663	6,639	+ 0.4

Turnover and earnings

In the Western Europe sector (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), turnover increased in the third quarter 2007 by 10.2% against 2006 due to an increase in customers. Cumulative turnover for the first nine months of the year also grew by 5.8%. In the Netherlands, turnover increased for the third quarter as well as for the entire reporting period. In France, turnover grew year-on-year both in the third quarter and in the first nine months of the year with customer numbers on last year's level. Belgium reported a turnover above last year's level, while customer numbers increased.

Earnings by the division increased noticeably year-on-year to € 108 million in the third quarter 2007 and to cumulative € 51 million in the first nine months of the year. Earnings in the third quarter included restructuring expenses of € 2 million for reorganisation in the French and Dutch source markets. Earnings in the corresponding 2006 quarter included restructuring expenses as well as other one-off items from the fleet renewal of the Corsair Boeing 747 fleet and expenses from changes to the IT booking systems at Nouvelles Frontières totalling € 7 million. Adjusted for these one-off effects, underlying earnings increased by 48.6% year-on-year. This was due to the from now on noticeable positive effects of performed restructuring programmes in the French business. The Dutch and Belgian organisations also developed positively in the third quarter. Cumulative underlying earnings for the first nine months of the year increased by 78.8% to € 59 million.

Customer numbers Western Europe

'000	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
France	521	513	+ 1.5	1,270	1,273	- 0.2
Netherlands	497	452	+ 10.0	1,044	984	+ 6.1
Belgium	713	654	+ 9.0	1,457	1,312	+ 11.0
Western Europe	**1,731**	**1,619**	**+ 6.9**	**3,771**	**3,569**	**+ 5.7**

France

In France, the travel market experienced a slight recovery. In line with this, customers increased by 1.5% year-on-year in the third quarter. Cumulated customers for the first nine months were on last year's level. Bookings to North Africa and Guadeloupe in particular were up in the third quarter.

Netherlands

Whilst volumes in the Dutch travel market decreased in the third quarter, TUI's Dutch tour operators reported an overall increase of 10.0% in customers, with total growth in customers of 6.1% for the first nine months of 2007. Demand in the third quarter was very strong for the Caribbean, France and Egypt, whilst bookings to the Balearic Islands, Germany and Portugal declined slightly.

Belgium

In Belgium, the number of tour operator customers grew by 9.0% in the third quarter 2007 and 11.0% in the first nine months of the year. In terms of flight operations, demand for Turkey and Bulgaria was very strong in the medium-haul segment, while the Caribbean reported good booking levels in the long-haul segment. Bookings of self-drive tours matched 2006 levels, while city trips and short breaks recorded year-on-year growth in bookings.

Flight operations Western Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q3 2007	Q3 2006	Var. abs.	Q3 2007	Q3 2006	Var. %	Q3 2007	Q3 2006	Var. %-points
Corsair	8	8	+/- 0	4.3	4.3	+ 1.0	82.2	80.2	+ 2.0
TUI Airlines Nederland	4	3	+ 1	1.2	1.0	+ 23.7	89.9	90.1	- 0.2
TUI Airlines Belgium	10	8	+ 2	1.8	1.6	+ 8.6	93.5	92.5	+ 1.0

Corsair

In the third quarter 2007, Corsair slightly increased the seat kilometre volume on offer due to the rise in demand in the long-haul segment. The seat load factor also increased, whilst the number of aircraft did not change year-on-year.

TUI Airlines Nederland/Arkefly

In the third quarter 2007, TUI Airlines Nederland operated one additional aircraft compared with the same quarter 2006. The seat kilometre volume rose accordingly whilst the seat load factor decreased slightly year-on-year.

TUI Airlines Belgium/Jetairfly

In the third quarter 2007, TUI Airlines Belgium operated two additional aircraft compared with the corresponding period 2006 and increased seat kilometres offered. The seat load factor on the expanded flight capacity increased year-on-year due to the increase in demand for tour operator products.

Incoming agencies

Incoming agencies – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	115.3	108.4	+ 6.4	223.7	197.1	+ 13.5
EBITA by division	**32**	**29**	**+ 10.3**	**46**	**46**	**0.0**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Purchase price allocation	–	–		–	–	
Other one-off items	–	–		–	–	
Underlying EBITA by division	**32**	**29**	**+ 10.3**	**46**	**46**	**0.0**
Capital expenditure	1.6	0.9	+ 77.8	7.2	6.1	+ 18.0
Employees (30 September)	–	–	–	5,399	4,608	+ 17.2

Turnover and earnings

The incoming agencies sector reported a 6.4% increase in turnover year-on-year in the third quarter 2007. Cumulative turnover for the first nine months of the year increased by 13.5%.

Earnings for the division were stable, increasing by 10.3% to € 32 million in the third quarter 2007. At € 46 million in the first nine months of 2007, earnings were on last year's level. There were no one-off effects, neither in the third quarter 2007 nor 2006.

Business development

Incoming agencies reported a satisfactory business trend in the third quarter 2007 catering for 4.20 million guests, a 5.5% increase year-on-year. Agencies in the western Mediterranean reported different trends in guest numbers in the third quarter: TUI España recorded a slight fall in guests, primarily from source market UK. TUI Portugal however reported an increase in guests in all the Portuguese destinations and especially for the relatively new destination in the Cape Verde Islands. In the eastern Mediterranean, the TUI Hellas and TUI Türkiye agencies again recorded increases in terms of guest numbers; as did Tunisia. In Egypt guest numbers were at last year's level in the third quarter. In the long-haul segment the Dominican Republic suffered a strong decline in guests. Mexico saw also a decline in the number of guests, in particular from Germany and the UK.

Other tourism

Other tourism – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	–	3.2	–	–	70.9	–
EBITA by division	**0**	**- 3**	**–**	**0**	**146**	**–**
Gains on disposals	–	*+ 1*		–	*- 149*	
Restructuring expenses	–	–		–	–	
Purchase price allocation	–	–		–	–	
Other one-off items	–	–		–	–	
Underlying EBITA by division	**0**	**- 2**	**–**	**0**	**- 3**	**–**
Capital expenditure	–	4.3	–	–	14.7	–
Employees (30 September)	–	–	–	–	472	–

In 2006, the Other tourism sector included the business travel operations and the IT services companies of TUI InfoTec. The divestment of the business travel operations to the Dutch BCD Holdings N.V. was closed on 31 March 2006. Resulting from this divestment a lagging expense of € 1 million incurred in the third quarter

2007. In September 2006, a 50.1% majority in TUI InfoTec was sold to the Indian software company Sonata Software Limited. The transaction was closed on 24 November 2006.

First Choice Holidays PLC

First Choice Holidays PLC – Key figures

€ million	Sept 2007	Sept 2006	Var. %
Turnover	500.1	–	–
EBITA by division	**10**	–	–
Gains on disposal	–	–	–
Restructuring expenses	–	–	–
Purchase price allocation	*+ 15*	–	–
Other one-off items	*+ 10*	–	–
Underlying EBITA by division	**+ 35**	–	–
Capital expenditure	9.0	–	–
Employees (30 September)	15,170	–	–

In September – the first month the company was fully consolidated – the tour operators of First Choice Holidays reported 0.5 million customers. The business operated a fleet of 33 aircraft and offered 2.1 billion seat kilometres with a seat load factor of 91.9%. First Choice contributed turnover of € 500 million and earnings of € 10 million for September. These earnings included expenses incurred in the framework of the merger (€ 10 million) as well as expenses for the purchase price allocation (€ 15 million), of which € 10 million are related to the amortisation of order backlog fair value. Adjusted for these one-off effects of € 25 million, First Choice achieved underlying earnings of € 35 million.

TUI Hotels & Resorts

TUI Hotels & Resorts – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	126.8	98.4	+ 28.9	301.7	248.1	+ 21.6
EBITA by division	**101**	**83**	**+ 21.7**	**132**	**110**	**+ 20.0**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Purchase price allocation	–	–		–	–	
Other one-off items	–	–		–	+ 6	
Underlying EBITA by division	**101**	**83**	**+ 21.7**	**132**	**116**	**+ 13.8**
Capital expenditure	55.9	40.7	+ 37.3	171.6	128.2	+ 33.9
Employees (30 September)	–	–	–	16,221	15,087	+ 7.5

Turnover and earnings

The TUI Hotels & Resorts sector reported turnover growth of 28.9% for the third quarter and 21.6% for the first nine months of the year.

Earnings by the sector climbed by 21.7% to € 101 million in the third quarter 2007. In the first nine months, earnings grew by 20.0% to € 132 million. Earnings for the third quarter 2007 and the third quarter 2006 did not comprise any one-off effects. Earnings for the first nine months of 2007 did not comprise any one-off items, either. In the first nine months of 2006, earnings included an one-off expense for litigation in connection with a lease agreement for a holiday club facility of € 6 million. The increase in operating earnings was driven by the satisfactory development of the RIU Group and the stabilisation of earnings of Magic Life.

Business trend

With a slight increase in capacity, overall occupancy rates of the hotel companies in the TUI Hotels & Resorts sector were slightly up year-on-year in the third quarter. RIU Hotels slightly increased last year's occupancy rate level, whilst capacity increased. Hotels in Spain and Portugal, in particular, reported satisfying increases in occupancy rates. In the long-haul destinations, facilities recorded high occupancy rates, with the exception of facilities in Mexico which reported a decline due to hurricane Dean. Robinson Clubs increased their capacity as well as 2006 occupancy rate levels, with varying trends observed in the individual destinations. Magic Life considerably reduced its capacity and achieved an increase in occupancy rates year-on-year. Iberotel increased its occupancy rates considerably in Turkey as well as Egypt, where it expanded its capacity slightly. Grecotel and Grupotel maintained their capacity and reproduced the high occupancy rates achieved in 2006.

Development of the divisions: Shipping

The shipping division comprises the container and cruise businesses of the Hapag-Lloyd Group.

Shipping – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	1,606.8	1,511.0	+ 6.3	4,644.7	4,756.4	- 2.3
EBITA by division	**103**	**- 25**	**n. m.**	**257**	**- 91**	**n. m.**
Gains on disposals	*- 8*	*–*		*- 201*	*–*	
Restructuring expenses	*–*	*- 6*		*–*	*+ 64*	
Purchase price allocation	*+ 20*	*+ 20*		*+ 61*	*+ 61*	
Other one-off items	*–*	*+ 20*		*- 29*	*+ 43*	
Underlying EBITA by division	**115**	**9**	**n. m.**	**88**	**77**	**+ 14.3**
Capital expenditure	105.6	10.4	n. m.	397.4	148.6	+ 167.4
Employees (30 September)	–	–	–	8,401	8,335	+ 0.8

Due to a significant growth in transport volumes in container shipping and the recovery of freight rates, the shipping division achieved turnover growth of 6.3% in the third quarter, despite the persistent weakness of the US dollar. For the first nine months of 2007, turnover declined by 2.3% year-on-year. At € 1.6 billion in the third quarter 2007 and € 4.5 billion in the first nine months of 2007, the container business accounted for the bulk of turnover by the division; this corresponded to turnover of plus 5.5% and minus 2.8%, respectively. Hapag-Lloyd Kreuzfahrten generated turnover of € 52 million in the third quarter 2007 and € 138 million in the first nine months; turnover thus grew by 40.6% year-on-year for the third quarter and 13.1% for the first nine months.

Total earnings by the shipping division amounted to € 103 million (previous year: € - 25 million) in the third quarter 2007 and € 257 million (previous year: € - 91 million) in the first nine months of the year, a substantial increase year-on-year. Container shipping contributed € 95 million to these earnings in the third quarter, with cumulated earnings of € 247 million in the first nine months. Hapag-Lloyd Kreuzfahrten generated € 8 million in the third quarter and € 10 million in the first nine months. Adjusted for one-off income from divestments and one-off expenses for the purchase price allocation for CP Ships, earnings rose substantially by € 106 million to € 115 million in the third quarter 2007. Despite the weak performance in the first half of 2007, earnings for the first nine months rose by 14.3% to € 88 million year-on-year.

Container shipping

Container shipping (incl. CP Ships) – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	1,554.5	1,473.8	+ 5.5	4,506.5	4,634.2	- 2.8
EBITA by division	**95**	**- 32**	**n. m.**	**247**	**- 100**	**n. m.**
Gains on disposals	*- 8*	–		*- 201*	–	
Restructuring expenses	–	*- 6*		–	*+ 64*	
Purchase price allocation	*+ 20*	*+ 20*		*+ 61*	*+ 61*	
Other one-off items	–	*+ 20*		*- 29*	*+ 43*	
Underlying EBITA by division	**107**	**2**	**n. m.**	**78**	**68**	**+ 14.7**

Reporting structure

In the framework of the operative integration of CP Ships, acquired in October 2005, into Hapag-Lloyd, the freight rates and transport volumes for Hapag-Lloyd and CP Ships have been jointly presented and broken down according to the geographical structure of the trade lanes since the third quarter 2006. Thereby, CP Ships' key figures were broken down accordingly for 2006 and determined statistically for the reference periods in order to create a basis for comparisons.

Turnover and earnings

Turnover by container shipping grew by 5.5% to € 1.6 billion in the third quarter 2007. For the first nine months, turnover of € 4.5 billion was achieved, a slight decrease of 2.8% year-on-year. The turnover growth in the third quarter resulted both from continued volume growth and the increase in average freight rates of 0.9%. On a cumulated basis, however, freight rates were still 4.2% short of the corresponding levels in 2006. The number of standard containers shipped rose by 12.4% to 1,394 thousand standard containers (TEU) in the third quarter, with cumulated year-on-year growth of 9.9% to a total of 4,091 thousand TEU in the first nine months.

At € 95 million, earnings by container shipping were € 127 million up on 2006 levels. At € 247 million, cumulated earnings for the first nine months of the year also exceeded 2006 levels by € 347 million. Earnings in the third quarter comprised one-off income of € 8 million in connection with the divestment of Montreal Gateway Terminals, sold in the first quarter 2007. Earnings for the quarter also comprised expenses related to the purchase price allocation for CP Ships of € 20 million. The 2006 reference period had comprised expenses of € 14 million for the integration of CP Ships and expenses of € 20 million for the purchase price allocation for CP Ships. Adjusted for the one-off effects, underlying earnings in the third quarter 2007 accounted for € 107 million, a substantial increase in earnings of € 105 million year-on-year. The improvement in the operating result was driven by the strong growth in transport volumes and a significant increase in freight rate levels in container shipping compared with the first half of 2007. There were also positive effects from the increase of efficiency, resulting from the integration of CP Ships. For the first nine months, underlying earnings also rose year-on-year to € 78 million. The considerable improvement in earnings in the third quarter 2007 thus more than offset the market-induced impact on earnings in the first half of 2007.

Development of the trade lanes

Transport volumes – Hapag-Lloyd (incl. CP Ships)

'000 TEU	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Far East	359	302	+ 18.9	1,047	872	+ 20.1
Trans-Pacific	272	242	+ 12.4	777	705	+ 10.3
Atlantic	348	327	+ 6.5	1,098	1,047	+ 4.9
Latin America	226	191	+ 18.3	668	591	+ 13.0
Australasia	189	179	+ 5.6	501	509	- 1.6
Total	**1,394**	**1,241**	**+ 12.4**	**4,091**	**3,724**	**+ 9.9**

Freight rates – Hapag-Lloyd (incl. CP Ships)

US dollar/TEU	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Far East	1,459	1,242	+ 17.5	1,322	1,220	+ 8.4
Trans-Pacific	1,494	1,492	+ 0.2	1,434	1,509	- 4.9
Atlantic	1,556	1,689	- 7.9	1,489	1,681	- 11.4
Latin America	1,415	1,434	- 1.3	1,384	1,455	- 4.9
Australasia	1,174	1,195	- 1.7	1,177	1,223	- 3.8
Ø for all trade lanes	**1,444**	**1,431**	**+ 0.9**	**1,381**	**1,442**	**- 4.2**

In the third quarter 2007, container shipping achieved transport volume growth of 12.4% year-on-year. For the first nine months, cumulated growth in transport volume was 9.9%, with virtually all trade lanes recording increases in transport volumes. Overall, the development of average freight rates improved significantly in the third quarter. For the first time this year, the freight rate level rose again year-on-year. However, cumulated freight rates for the first nine months were still 4.2% down year-on-year. The decline in freight rates, however, decreased steadily in the current financial year. In some cases the improvements were substantial, in particular in the Far East trade lane.

The Far East trade lane achieved another year-on-year increase in the number of standard containers shipped. The key driving force behind this trend was the strong Chinese export market, which resulted in further growth on the routes from Asia to Europe. The year-on-year increase in transport volumes amounted to 18.9% in the third quarter and 20.1% for the first three quarters. At 17.5%, the Far East trade lane posted the strongest growth in freight rates compared with the 2006 reference period. Higher rates were achieved in particular on the high-volume routes from Asia to Europe. Cumulated growth for the first nine months of 2007 amounted to 8.4% year-on-year.

The Trans-Pacific trade lane recorded year-on-year transport volume growth of 12.4% in the third quarter and 10.3% in the cumulated period under review. This growth was primarily due to the increase in shipping volumes on the routes from North America to Asia. In the third quarter 2007, the Trans-Pacific trade lane achieved an 0.2% increase in freight rates, in particular due to the increase in freight rates for transports from Asia to North America. On a cumulated basis, freight rates were still 4.9% down year-on-year, but the positive trend in the third quarter caused a significant decrease in the freight rate delta.

In the Atlantic trade lane, the transport volume grew by 6.5% year-on-year in the third quarter 2007 and 4.9% in the first three quarters. This was primarily attributable to an increase in transports from North America to Europe. Freight rates in

this trade lane continued to fall short of the 2006 levels. However, the decline in freight rates of 7.9% in the third quarter marked an improvement in comparison to the prior quarters of 2007. Cumulated freight rates for the first three quarters declined by 11.4% year-on-year. This was attributable to fierce competition, causing a drop in freight rates in the first half of 2007, in particular on the routes from Europe to North America.

In the Latin America trade lane, the transport volume grew in the double-digit range again in the third quarter 2007 at 18.3%. For the first three quarters, it grew by 13.0% year-on-year. Despite an increase in freight rates for exports from Latin America to Europe and North America, average freight rates in the third quarter were still 1.3% down year-on-year. For the first nine months, the year-on-year decline was 4.9%.

In the Australasia trade lane, the transport volume grew by 5.6% year-on-year in the third quarter 2007. This was mainly due to the increase in inner-Asian transports. Cumulated growth in container transports was still 1.6% down year-on-year. This trend was caused by aggressive competition. Freight rates could not yet recover more significantly due to the persistently high competitive pressure in intra-regional Asian transports and changes in the cargo mix of transports. Freight rate levels were down by 1.7% in the third quarter and 3.8% in the first three quarters year-on-year.

Hapag-Lloyd Kreuzfahrten

Hapag-Lloyd Kreuzfahrten – Key figures

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover	52.3[1]	37.2	+ 40.6	138.2	122.2	+ 13.1
EBITA by division	**8**	**7**	**+ 14.3**	**10**	**9**	**+ 11.1**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Purchase price allocation	–	–		–	–	
Other one-off items	–	–		–	–	
Underlying EBITA by division	**8**	**7**	**+ 14.3**	**10**	**9**	**+ 11.1**

Turnover and earnings

In the third quarter 2007, Hapag-Lloyd Kreuzfahrten continued to record a significant positive business trend. Passenger numbers rose substantially year-on-year, causing a gratifying increase in the load factor of the ships. In the third quarter 2007, turnover totalled € 52 million, a substantial increase of 40.6% year-on-year. For the first nine months, turnover grew by 13.1% to € 138 million.

At € 8 million, earnings matched the previous year's level in the third quarter 2007. Cumulated earnings for the nine months also reproduced 2006 levels at € 10 million.

Business trend

In the third quarter 2007, Hapag-Lloyd Kreuzfahrten continued to record a positive bookings trend. Passenger numbers again grew substantially year-on-year, resulting in an increase in the load factor of the ships. A satisfactory increase both in booking volumes and the load factor was recorded in particular for 'Europa' and 'Hanseatic'.

Consolidated earnings

As of the interim financial statements as per 30 September 2007, the consolidated profit and loss statement will be structured according to the cost of sales format under which turnover is presented alongside the expenses required to generate it. The purpose of the cost of sales format is to enhance international comparability.

Consolidated profit and loss statement

€ million		Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Turnover		7,402.5	6,739.7	+ 9.8	16,693.4	16,241.8	+ 2.8
Cost of sales		6,301.3	5,911.2	+ 6.6	15,454.0	15,042.5	+ 2.7
Gross profit		**1,101.2**	**828.5**	**+ 32.9**	**1,239.4**	**1,199.3**	**+ 3.3**
Administrative expenses		388.9	335.6	+ 15.9	875.7	969.3	- 9.7
Other income/other expenses		27.0	11.7	+ 130.8	276.3	264.0	+ 4.7
Impairment of goodwill		33.6	0.0	–	33.6	0.0	–
Financial result		- 78.0	- 55.5	- 40.5	- 194.0	- 156.4	- 24.0
- Financial income		62.2	42.0	+ 48.1	148.3	139.7	+ 6.2
- Financial expenses		140.2	97.5	+ 43.8	342.3	296.1	+ 15.6
Result from companies measured at equity		30.4	24.2	+ 25.6	50.9	40.1	+ 26.9
Earnings before income taxes		**658.1**	**473.3**	**+ 39.0**	**463.3**	**377.7**	**+ 22.7**
Reconciliation to underlying earnings:							
Earninges before income taxes		658.1	473.3	+ 39.0	463.3	377.7	+ 22.7
Interest result and earnings from the valuation of interest hedges		76.0	56.0	+ 35.7	192.6	170.7	+ 12.8
Impairment of goodwill		33.6	0.0	–	33.6	0.0	–
EBITA from continuing operations[1]		767.7	529.3	+ 45.0	689.5	548.4	+ 25.7
Adjustments:							
Gains on disposals		*- 7.9*	*1.0*		*- 200.7*	*- 162.0*	
Restructuring expenses		*4.8*	*- 1.8*		*16.2*	*73.9*	
Purchase price allocation		*35.3*	*19.6*		*76.2*	*60.7*	
Other one-off items		*29.6*	*25.2*		*40.6*	*65.4*	
Revaluation of convertible options		*0.0*	*0.0*		*0.0*	*- 15.0*	
Underlying EBITA from continuing operations		**829.5**	**573.3**	**+ 44.7**	**621.8**	**571.4**	**+ 8.8**
Earnings before income taxes		**658.1**	**473.3**	**+ 39.0**	**463.3**	**377.7**	**+ 22.7**
Income taxes		198.4	176.7	+ 12.3	41.6	145.8	- 71.5
Earnings from continuing operations		**459.7**	**296.6**	**+ 55.0**	**421.7**	**231.9**	**+ 81.8**
Earnings from discontinuing operations		0.0	3.2	–	0.0	16.2	–
Group profit		**459.7**	**299.8**	**+ 53.3**	**421.7**	**248.1**	**+ 70.0**
- attributable to shareholders of TUI AG		438.6	273.4	+ 60.4	377.8	208.3	+ 81.4
- attributable to minority interests		21.1	26.4	- 20.1	43.9	39.8	+ 10.3
Group profit		**459.7**	**299.8**	**+ 53.3**	**421.7**	**248.1**	**+ 70.0**
Basic earnings per share	in €	+ 1.72	+ 1.09	+ 57.8	+ 1.43	+ 0.83	+ 72.3
Diluted earnings per share	in €	+ 1.58	+ 1.05	+ 50.5	+ 1.38	+ 0.81	+ 70.4

[1] EBITA represents earnings before interests, taxes on income and amortisation of goodwill.

Turnover and cost of sales

Turnover comprised the turnover of the tourism and shipping divisions and of central operations, which include the holding companies and the Group's real estate companies. In the third quarter 2007, turnover grew by 9.8% year-on-year to € 7.4 billion. For the first nine months, turnover rose by 2.8% to € 16.7 billion. The cost of sales was presented alongside turnover. In the third quarter, the cost of sales totalled € 6.3 billion, up 6.6%. In the first three quarters, the cost of sales amounted to € 15.5 billion and was thus 2.7% up year-on-year. A detailed breakdown of turnover and the turnover trend is presented in the section 'Consolidated turnover and earnings'.

Gross profit

Gross profit as the balance arising from turnover and cost of sales totalled € 1.1 billion (previous year: € 829 million) in the third quarter, an increase of 32.9%. For the first nine months, it stood at € 1.2 billion and thus matched 2006 levels.

Administrative expenses

Administrative expenses comprised expenses not directly allocable to the turnover transactions, such as expenses for general management functions. In the third quarter, they totalled € 389 million, up 15.9% year-on-year. In the cumulative nine-month period, they amounted to € 876 million, a 9.7% decrease year-on-year. The considerable drop in administrative costs year-on-year resulted from cost reductions due to divestments (TQ3, Wolf and TUI InfoTec) as well as integration and restructuring expenses in the shipping and tourism divisions comprised in 2006 figures.

Other income/other expenses

Other income and other expenses primarily comprised profits or losses from the sale of fixed assets. At € 27 million, other income/other expenses was 130.8% up year-on-year in the third quarter. In the first nine months, this item totalled € 276 million, up 4.7% year-on-year. This was mainly attributable to the income of Montreal Gateway Terminals in the shipping division.

Impairment of goodwill

Impairment of goodwill totalled € 33.6 million, both in the third quarter and the first nine months of 2007. The impairment concerned the impairment of goodwill of the Irish Budget Travel in the tourism sector.

Financial result

The financial result comprised the net interest result and the net result from marketable securities. At € - 78 million, the financial result fell short of the 2006 level in the third quarter and comprised financial income of € 62 million (previous year: € 42 million) and financial expenses of € 140 million (previous year: € 98 million). In the first nine months of 2007, the financial result also dropped by 24.0% to € - 194 million. It comprised financial income of € 148 million (previous year: € 140 million) and financial expenses of € 342 million (previous year: € 296 million).

Result from companies measured at equity

The result from companies measured at equity comprised the share in net profit for the year of the associated companies and joint ventures as well as impairments of goodwill of these companies. At € 30 million for the third quarter 2007 and € 51 million for the first nine months of 2007, it grew by 25.6% and 26.9%, respectively. It was mainly attributable to the positive development of earnings of the companies measured at equity operating in the incoming agencies and TUI Hotels & Resorts sectors.

Underlying earnings (EBITA)

Underlying earnings of the continuing operations totalled around € 830 million in the third quarter, up 44.7% year-on-year. Cumulated earnings for the first nine months accounted for around € 622 million, up 8.8% year-on-year. EBITA comprised gains on disposals of investments, restructuring expenses, expenses for purchase price allocations, one-off items and effects of the revaluation of conversion options. The adjustments are outlined in detail in the sections on 'Consolidated turnover and earnings' and 'Development of the divisions'.

Income taxes

Income taxes comprised taxes on the profits from ordinary business activities of the continuing operations. Income taxes totalled € 198 million in the third quarter 2007 (previous year: € 177 million) and € 42 million in the first nine months of 2007 (previous year: € 146 million).

Earnings from discontinuing operations

In the first three quarters 2007, the TUI Group no longer held any discontinuing operations so that no corresponding earnings were generated. In the third quarter 2006, earnings from discontinuing operations had accounted for € 3 million, with earnings of € 16 million for the first nine months of 2006. A detailed breakdown of the development of these earnings is provided in the section 'Result from discontinuing operations' in the notes.

Group profit

Group profit totalled € 460 million (previous year: € 300 million) in the third quarter 2007, up 53.3%. The increase resulted from the significantly improved earnings in the tourism and shipping divisions. For the first nine months of 2007, Group profit also rose by 70.0% to € 422 million (previous year: € 248 million).

Minority interests

Minority interests in Group profit totalled € 21 million for the third quarter 2007 and € 44 million for the first nine months of 2007.

Earnings per share

After deduction of minority interests, TUI AG shareholders accounted for € 439 million of Group profit in the third quarter 2007, up 60.4% year-on-year. As a result, basic earnings per share amounted to € + 1.72 (previous year: € + 1.09) in the third quarter. In the first nine months of 2007, TUI AG shareholders accounted for € 378 million after deduction of minority interests; this, too, was an improvement of 81.4%. Basic earnings per share in the first nine months of 2007 thus totalled € 1.43 (previous year: € 0.83).

Performance indicators

Key figures of the profit and loss statement of the continuing operations

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Earnings before interest, taxes, depreciation, amortisation and rent (EBITDAR)	**1,269.6**	**992.7**	**+ 27.9**	**2,104.5**	**1,926.4**	**+ 9.2**
Operating rental expenses	327.2	300.8	+ 8.8	924.2	860.0	+ 7.5
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**942.4**	**691.9**	**+ 36.2**	**1,180.3**	**1,066.4**	**+ 10.7**
Depreciation/amortisation less reversals of depreciation[1]	174.7	162.6	+ 7.4	490.8	518.0	- 5.3
Earnings before interest, taxes and amortisation of goodwill (EBITA)	**767.7**	**529.3**	**+ 45.0**	**689.5**	**548.4**	**+ 25.7**
Amortisation of goodwill	33.6	0.0	n. m.	33.6	0.0	n. m.
Earnings before interest and taxes (EBIT)	**734.1**	**529.3**	**+ 38.7**	**655.9**	**548.4**	**+ 19.6**
Interest result	- 76.0	- 56.0	- 35.7	- 192.6	- 170.7	- 12.8
Earnings before taxes (EBT)	**658.1**	**473.3**	**+ 39.0**	**463.3**	**377.7**	**+ 22.7**

[1] on property, plant and equipment, intangible assets, financial and other assets

Operating rental expenses

In the third quarter 2007, operating rental expenses of the continuing operations amounted to € 327 million (previous year: € 301 million). In the first three quarters, they stood at € 924 million (previous year: € 860 million).

Interest result

In the third quarter 2007, the interest result of the continuing operations totalled € - 76 million (previous year: € - 56 million). In the first three months, it amounted to € - 193 million (previous year: € - 171 million).

Net assets and financial position

The Group's balance sheet total rose by 34.9 % to € 17.6 billion as against the end of 2006. The changes in the consolidated balance sheet essentially resulted from

the business cycle in tourism. The Group's net assets and financial position were also affected by the acquisitions and divestments (see section 'Acquisitions – divestments' in the notes).

Assets and liabilities

€ million	30 Sep 2007	31 Dec 2006
Non-current assets	11,816.3	10,141.2
Current assets	5,738.5	2,872.8
Assets	**17,554.8**	**13,014.0**
Equity	3,314.7	2,995.1
Provisions	2,615.2	2,436.6
Financial liabilities	5,444.3	3,899.6
Other liabilities	6,180.6	3,682.7
Liabilities	**17,554.8**	**13,014.0**

Non-current assets

As at 30 September 2007, non-current assets accounted for 67.3% of total assets, compared with a share of 77.9% as at 31 December 2006. Non-current assets rose from € 10.1 billion to € 11.8 billion in the period under review. This increase was mainly attributable to the increase in other intangible assets and other property, plant and equipment.

Current assets

As at 30 September 2007, current assets accounted for 32.7% of total assets, up from 22.1% as at 31 December 2006. Current assets rose from € 2.9 billion as at 31 December 2006 to € 5.7 billion as at 30 September 2007. This change was primarily attributable to the increase in trade accounts receivable in the tourism business and the increase in cash and cash equivalents from advance payments received in tourism.

Equity

Equity totalled € 3.3 billion as at 30 September 2007. The equity ratio stood at 18.9%, compared with 23.0% at the end of the 2006 financial year. Detailed information on the changes is provided under 'Changes in equity' in the notes on this interim report.

Provisions

Provisions mainly comprised provisions for pension obligations, effective and deferred income tax provisions and provisions for typical operating risks. As at 30 September 2007, they totalled € 2.6 billion and were thus € 179 million or 7.3% up on their level as at 31 December 2006. This was mainly due to a significant increase in deferred income tax provisions.

Financial liabilities

As at 30 September 2007, financial liabilities comprised non-current financial liabilities of € 4.8 billion and current financial liabilities of € 0.6 billion. As at 31 December 2006, non-current assets stood at € 3.5 billion, with current financial liabilities of € 0.4 billion. At the end of the first nine months of the 2007 financial year, net debt totalled € 3.0 (down from € 3.2 billion at the end of the 2006 financial year). The decline in net debt was attributable to the typical seasonal business trend in tourism and the divestments (Montreal Gateway Terminals, Germanischer Lloyd) made in the first quarter 2007.

Other liabilities

As at 30 September 2007, other liabilities stood at € 6.2 billion, up € 2.5 billion or 67.8% as against 31 December 2006. This was mainly due to the increase in advance payments received in the tourism business.

Other segment indicators

Capital expenditure

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Tourism	**109.5**	**129.9**	**- 15.7**	**294.6**	**478.0**	**- 38.4**
Central Europe	6.7	31.3	- 78.6	18.4	206.0	- 91.1
Northern Europe	23.1	31.8	- 27.4	60.7	60.0	+ 1.2
Western Europe	13.2	20.9	- 36.8	27.7	63.0	- 56.0
Incoming agencies	1.6	0.9	+ 77.8	7.2	6.1	+ 18.0
Other tourism	–	4.3	–	–	14.7	–
First Choice Holidays[1]	9.0	–	–	9.0	–	–
TUI Hotels & Resorts	55.9	40.7	+ 37.3	171.6	128.2	+ 33.9
Shipping	**105.6**	**10.4**	**n. a.**	**397.4**	**148.6**	**+ 167.4**
Central operations	**1.7**	**4.3**	**- 60.5**	**6.9**	**12.5**	**- 44.8**
Continuing operations	**216.8**	**144.6**	**+ 49.9**	**698.9**	**639.1**	**+ 9.4**
Trading	–	–	–	–	2.0	–
Discontinuing operations	**–**	**–**	**–**	**–**	**2.0**	**–**
Total	**216.8**	**144.6**	**+ 49.9**	**698.9**	**641.1**	**+ 9.0**

[1] September only

Depreciation of property, plant and equipment

€ million	Q3 2007	Q3 2006	Var. %	9M 2007	9M 2006	Var. %
Tourism	**104.6**	**84.3**	**+ 24.1**	**278.8**	**262.8**	**+ 6.1**
Central Europe	11.6	13.8	- 15.9	38.5	45.2	- 14.8
Northern Europe	29.8	29.5	+ 1.0	98.9	88.7	+ 11.5
Western Europe	17.6	17.3	+ 1.7	53.4	51.9	+ 2.9
Incoming agencies	2.3	1.9	+ 21.1	7.0	6.2	+ 12.9
Other tourism	–	3.6	–	–	16.2	–
First Choice Holidays[1]	23.8	–	–	23.8	–	–
TUI Hotels & Resorts	19.5	18.2	+ 7.1	57.2	54.6	+ 4.8
Shipping	**67.7**	**74.7**	**- 9.4**	**207.5**	**235.4**	**- 11.9**
Central operations	**2.0**	**3.0**	**- 33.3**	**5.0**	**17.0**	**- 70.6**
Continuing operations	**174.3**	**162.0**	**+ 7.6**	**491.3**	**515.2**	**- 4.6**
Trading	–	–	–	–	–	–
Discontinuing operations	**–**	**–**	**–**	**–**	**–**	**–**
Total	**174.3**	**162.0**	**+ 7.6**	**491.3**	**515.2**	**- 4.6**

[1] September only

Employees

	30 Sep 2007	31 Dec 2006	Var. %
Tourism	**66,999**	**44,409**	**+ 50.9**
Central Europe	10,283	9,411	+ 9.3
Northern Europe	13,263	14,711	- 9.8
Western Europe	6,663	6,504	+ 2.4
Incoming agencies	5,399	3,070	+ 75.9
Other tourism	–	–	–
First Choice Holidays	15,170	–	–
TUI Hotels & Resorts	16,221	10,713	+ 51.4
Shipping	**8,401**	**8,571**	**- 2.0**
Central operations	**537**	**950**	**- 43.5**
Continuing operations	**75,937**	**53,930**	**+ 40.8**
Trading	–	–	–
Discontinuing operations	**–**	**–**	**–**
Total	**75,937**	**53,930**	**+ 40.8**

Prospects

Growth of the world economy is still strong. The increase of gross domestic product in 2007 is expected to almost match the high level of 2006. Due to the real estate crisis and the slight decline in private consumption, economic expansion in the USA is expected to slow down. For the eurozone, experts expect the strong economic trend to continue in the reporting year. The emerging economies are expected to continue their strong production growth. The driving force behind further expansion in these countries is the economic development of the industrialised countries and the growth in foreign trade among the emerging economies themselves.

Against the background of an overall positive macroeconomic trend, the key source markets in tourism are expected to show persistent growth in demand for holiday tours. The growth momentum may vary in the individual source markets. Shipping is characterised by further increasing demand for container transport services caused by the worldwide increase in production and the associated growth in world trade. The recovery of freight rate levels is expected to continue, with the opportunities and risk profile in container shipping also hanging upon the further development of the external cost components.

Tourism

The TUI tourism sectors, which transferred into TUI Travel following the merger with First Choice, successfully concluded the 2007 summer season, which ended in October. Overall, booked turnover rose by 4% year-on-year, while customer numbers grew by 6%. The overall development of all source markets slightly slowed down due to the difficult market environment in source market UK. Bookings for the 2007/2008 winter season which started on 1 November started off well. Currently, booked turnover is 8% up year-on-year, with customer numbers up 6% year-on-year.

Including First Choice's mainstream activities there is an increase in booked turnover of 9% and in customer numbers of 6% for the current winter season.

Concerning the development of earnings (adjusted earnings before interest, taxes and amortisation of goodwill – underlying EBITA by division), the following trend for the 2007 financial year is emerging following the end of the third quarter of 2007:

Despite the overall gratifying bookings trend in the 2007 summer season, the Central Europe sector will not be able to match the high levels of 2006 due to the difficult market conditions in the German flight segment. In the Northern Europe sector, the current restructuring programmes and those completed in previous periods are showing their impact. Despite ongoing cost pressure in the British package tour market, earnings are expected to match 2006 levels. In the Western Europe sector, the restructuring activities launched for operations in France are showing an impact. Here, an overall considerable year-on-year increase in earnings is expected, not least due to the encouraging year-on-year increase in earnings in the Belgian market. In the destinations sector, incoming agencies are expected to generate stable earnings. The TUI Hotels & Resorts sector will be able to increase its earnings year-on-year, in particular due to the encouraging development of earnings by the RIU Group and an improvement in earnings by the club business. Overall, the tourism operations excluding First Choice, which has to be consolidated as of September 2007, are expected to match underlying earnings of 2006 (previous year: € 401 million).

Shipping

The current earnings situation in shipping in the third quarter of 2007 is characterised by a substantial recovery in freight rates compared with the first half of 2007. Outbound Asian transports in the Far East trade lane are already significantly up year-on-year. Moreover, container shipping is recording further increases in transport volumes. From today's perspective, a significant increase in earnings (underlying earnings before interest, taxes and amortisation of goodwill, adjusted EBITA by division) – supported also by efficiency benefits after the integration of CP Ships – is to be expected for the overall year 2007.

Central operations

From today's perspective, central operations will achieve year-on-year growth, taking account of the current positive effects of the valuation of foreign currency transactions.

Group

In the light of the expected positive development of tourism and shipping, the Group's two operative areas, in the third quarter of 2007, the Executive Board is confident for the overall year. For tourism, operating earnings are expected to meet the previous year's levels; it is to be assumed that no additional positive profit contribution will be generated in the period from September to December taking account of the profit contribution of First Choice due to saesonal reasons. The shipping division is expected to post a substantial increase in earnings year-on-year. Consolidated earnings are expected to grow significantly year-on-year in line with the expected developments in the operative areas.

Corporate Governance

In the course of the third quarter 2007, the composition of the Executive Board of TUI AG changed as follows:

On 11 July 2007, the Supervisory Board appointed Peter Long, CEO of First Choice Holidays PLC since 1999 and CEO of the TUI Travel PLC, an ordinary member of TUI AG's Executive Board. The appointment took effect upon the completion of the merger between TUI's tourism division and First Choice Holidays PLC into TUI Travel PLC on 3 September. Alongside Peter Rothwell, he will be in charge of tourism.

Christoph R. Mueller, the director in charge of airlines, switched to the Executive Board of TUI Travel PLC and therefore resigned from his office as a member of TUI AG's Executive Board as planned as per 3 September 2007.

The composition of the Supervisory Board did not change in the third quarter 2007.

The current, complete composition of the Executive Board and Supervisory Board is presented on the Company's website (www.tui-group.com), where it is permanently accessible to the public at large.

TUI AG
The Executive Board
November 2007

Interim Financial Statements

Condensed profit and loss statement of the TUI Group for the period from 1 January to 30 September

€ million		Q3 2007	Q3 2006	9M 2007	9M 2006
Turnover		7,402.5	6,739.7	16,693.4	16,241.8
Cost of sales	(1)	6,301.3	5,911.2[1]	15,454.0	15,042.5[1]
Gross profit		**1,101.2**	**828.5**	**1,239.4**	**1,199.3**
Administrative expenses	(1)	388.9	335.6	875.7	969.3
Other income/other expenses	(2)	27.0	11.7	276.3	264.0
Impairment of goodwill		33.6	0.0	33.6	0.0
Financial income		62.2	42.0	148.3	139.7
Financial expenses		140.2	97.5	342.3	296.1
Result from companies measured at equity		30.4	24.2	50.9	40.1
Earnings before taxes on income		**658.1**	**473.3**	**463.3**	**377.7**
Reconciliation to underlying earnings:					
Earnings before taxes on income		658.1	473.3	463.3	377.7
Interest result and earnings from the measurement of interest hedges		76.0	56.0	192.6	170.7
Impairment of goodwill		33.6	0.0	33.6	0.0
EBITA from continuing operations[2]		767.7	529.3	689.5	548.4
Adjustments:					
Gains on disposals		*- 7.9*	*1.0*	*- 200.7*	*- 162.0*
Restructuring		*4.8*	*- 1.8*	*16.2*	*73.9*
Purchase price allocation		*35.3*	*19.6*	*76.2*	*60.7*
Other one-off items	(3)	*29.6*	*25.2*	*40.6*	*65.4*
Revaluation of convertible options		*0.0*	*0.0*	*0.0*	*- 15.0*
Underlying EBITA from continuing operations		**829.5**	**573.3**	**621.8**	**571.4**
Earnings before taxes on income		**658.1**	**473.3**	**463.3**	**377.7**
Income taxes		198.4	176.7[1]	41.6	145.8[1]
Result from continuing operations		**459.7**	**296.6**	**421.7**	**231.9**
Result from discontinuing operations		0.0	3.2	0.0	16.2
Group profit		**459.7**	**299.8**	**421.7**	**248.1**
Group profit attributable to shareholders of TUI AG		438.6	273.4	377.8	208.3
Group profit attributable to minority interests		21.1	26.4	43.9	39.8
Group profit		**459.7**	**299.8**	**421.7**	**248.1**

€	Q3 2007	Q3 2006	9M 2007	9M 2006
Basic earnings per share[3]	**+ 1.72**	**+ 1.09**	**+ 1.43**	**+ 0.83**
from continuing operations	+ 1.72	+ 1.08	+ 1.43	+ 0.77
from discontinuing operations	–	+ 0.01	–	+ 0.06
Diluted earnings per share[3]	**+ 1.58**	**+ 1.05**	**+ 1.38**	**+ 0.81**
from continuing operations	+ 1.58	+ 1.04	+ 1.38	+ 0.75
from discontinuing operations	–	+ 0.01	–	+ 0.06

[1] Due to the finalisation of the purchase price allocation for the acquisition of the CP Ships Group in the 2006 financial year, the cost of sales declined by € 0.3 million to € 5,911.2 million in the third quarter (by € 1.0 million to € 15,042.5 million in the first nine months). Taking account of the tax effects, earnings from continuing operations rose by € 0.4 million (€ 1.2 million). The figures for 2006 were restated accordingly.

[2] EBITA is equivalent to earnings before interest, taxes on income and amortisation of goodwill.

[3] In calculating earnings per share in accordance with the rules of IAS 33.12, the after-tax amount of the dividend on the hybrid capital was deducted from Group profit attributable to shareholders of TUI AG since the hybrid capital represents equity but does not represent equity attributable to shareholders of TUI AG. The corresponding figure for 2006 was restated accordingly.

Condensed balance sheet of the TUI Group

€ million	30 Sept 2007	31 Dec 2006
Assets		
Goodwill	3,095.7	3,134.8
Other intangible assets	1,466.0	604.9
Investment property	90.4	95.7
Property, plant and equipment	5,645.0	5,145.7
Companies measured at equity	525.9	407.7
Financial assets available for sale	114.1	117.3
Trade accounts receivable and other receivables	605.1	351.7
Derivative financial instruments	13.4	7.8
Deferred income tax claims	260.7	275.6
Non-current assets	**11,816.3**	**10,141.2**
Inventories	255.0	129.3
Financial assets available for sale	19.5	5.8
Trade accounts receivable and other receivables	2,513.6	1,778.0
Derivative financial instruments	249.3	76.2
Current income tax claims	34.7	23.4
Cash and cash equivalents	2,493.5	688.7
Assets held for sale	172.9	171.4
Current assets	**5,738.5**	**2,872.8**
	17,554.8	**13,014.0**

€ million	30 Sept 2007	31 Dec 2006
Liabilities		
Subscribed capital	641.7	641.7
Capital reserves	2,468.0	2,396.2
Revenue reserves	- 393.1	- 613.1[1]
Hybrid capital	294.8	294.8
Equity before minority interests	**3,011.4**	**2,719.6**
Minority interests	303.3	275.5
Equity	**3,314.7**	**2,995.1**
Pension provisions and similar obligations	806.0	1,056.1
Current income tax provisions	182.0	177.0
Deferred income tax provisions	415.8	53.5[1]
Other provisions	456.4	445.1[1]
Non-current provisions	**1,860.2**	**1,731.7**
Financial liabilities	4,794.6	3,477.6
Derivative financial instruments	110.9	27.0
Other liabilities	149.4	28.3
Non-current liabilities	**5,054.9**	**3,532.9**
Non-current provisions and liabilities	**6,915.1**	**5,264.6**
Pension provisions and similar obligations	47.9	29.0
Current income tax provisions	106.4	87.8
Other provisions	600.7	588.1[1]
Current provisions	**755.0**	**704.9**
Financial liabilities	649.7	422.0
Trade accounts payable	3,467.0	1,958.4
Derivative financial instruments	186.1	116.2
Other liabilities	2,240.2	1,550.7
Current liabilities	**6,543.0**	**4,047.3**
Liabilities related to assets held for sale	**27.0**	**2.1**
Current provisions and liabilities	**7,325.0**	**4,754.3**
	17,554.8	**13,014.0**

[1] In measuring provisions for aircraft maintenance operations, the measurement method was changed in the current reporting period. The corresponding figures for 2006 were restated accordingly. As per 31 December 2006, the corresponding provisions rose by a total of € 21.8 million. At the same time, provisions for deferred income taxes decreased by € 6.6 million.

Statement of recognised income and expenses

€ million	9M 2007	9M 2006
Currency translation	- 117.1	- 161.8
Change in value with no effect on net income from companies measured at equity	15.0	- 4.1
Reserves for change in value of financial instruments	19.8	- 213.0
Actuarial gains and losses from pension obligations and associated fund assets	207.8	58.9
Tax item directly offset against equity	- 104.8	58.2
Income and expenses directly recognised in equity	**20.7**	**- 261.8**
Group profit	421.7	248.1
Total income and expenses recognised in the financial year	**442.4**	**- 13.7**
- attributable to shareholders of TUI AG	405.4	- 44.3
- attributable to minority interests	37.0	30.6

Condensed cash flow statement

€ million	9M 2007	9M 2006
Cash flow from operating activities	1,402.1	1,136.1
Cash flow from investing activities	- 591.5	170.6
Cash flow from financing activities	562.3	- 415.1
Change in funds with cash effect	**1,372.9**	**891.6**
Change in cash and cash equivalents due to changes in consolidation and exchange rate fluctuation	**478.3**	**- 1.6**
Cash and cash equivalents at the beginning of the period	**688.7**	**607.5**
Cash and cash equivalents at the end of the period	**2,539.9**	**1,497.5**
of which included in the balance sheet item assets classified held for sale	46.4	0.6
Cash and cash equivalents at the end of the period for continuing operations	**2,493.5**	**1,496.9**

Notes

Accounting principles

The Group's interim financial statements as at 30 September 2007 were prepared in a condensed form compared with the consolidated annual financial statements in accordance with IAS 34 'Interim Financial Reporting'. The only deviation from the historical cost principle was the accounting method applied in measuring financial instruments.

As of the beginning of the 2007 financial year, the following statutory standards revised or newly issued by the IASB were applicable: IAS 1 'Presentation of Financial Statements' (amendment concerning capital disclosures) and IFRS 7 'Financial Investments: Disclosures'. These newly applicable standards comprise provisions on disclosures to be provided in the notes on consolidated annual financial statements. The application of these standards therefore did not have any effects on financial reporting in the framework of the interim financial statements for the 2007 financial year. In addition, the following Interpretations newly issued by the IFRIC – already applied to the interim financial statements as per 30 June 2007 – are compulsory: IFRIC 10 'Interim Financial Reporting and Impairment' and IFRIC 11 'Group and Treasury Share Transactions' according to IFRS 2. The application of these Interpretations did not have any effects on these interim financial statements.

The interim financial statements as at 30 September 2007 were prepared in accordance with the same accounting and measurement principles as those applied in the preceding consolidated financial statements as at 31 December 2006. A deviation was made concerning the measurement method applied to provisions for aircraft maintenance operations, which was changed in the current period under review. As at 31 December 2006, the corresponding provisions rose by a total of € 21.8 million. At the same time, the provisions for deferred income taxes decreased by € 6.6 million. The corresponding figures for 2006 were restated. In addition, in accordance with IAS 33.12, the after-tax amount of the dividend on the hybrid capital was deducted from Group profit attributable to TUI AG shareholders in calculating earnings per share since the hybrid capital represents equity but does not represent equity attributable to TUI AG shareholders. The corresponding figure for 2006 was restated accordingly.

Since the purchase price allocation for the acquisition of the CP Ships Group was finalised in the 2006 financial year, the cost of sales for the first nine months of the 2006 financial year declined by € 1.0 million. Taking account of the tax effect, earnings from continuing operations rose by € 1.2 million. The previous year's figures were restated accordingly. The restatements of the original purchase price allocations are outlined in detail in the notes on the consolidated financial statements as at 31 December 2006.

Since the integration of the business operations of the CP Ships Group into the Hapag-Lloyd Group has been completed, the primary currency characterising the joint transport routes and the customer base in container shipping is no longer the euro but the US dollar. The primary economic environment for container shipping operations, i.e. the key environment within which cash and cash equivalents are received and spent, therefore changed to the US dollar region. Since 1 January 2007, the US dollar has therefore had to be used as the functional currency of the operative container shipping companies in accordance with IAS 21.35.

Group of consolidated companies

The consolidated financial statements included all major subsidiaries in which TUI AG was able to directly or indirectly govern the financial or operating policies such that the Group obtained benefits from the activities of these companies.

The interim financial statements as at 30 September 2007 included a total of 47 domestic and 667 foreign subsidiaries, besides TUI AG.

Since 31 December 2006, 345 companies were newly included in the group of consolidated companies. Due to the acquisition of 51.0% of the shares in First Choice Holidays PLC as per 3 September 2007, 332 companies (including TUI Travel PLC) were newly added to the group of consolidated companies. A further six companies had to be consolidated for the first time due to acquisitions. Another five companies were added to consolidation due to an expansion of their business activities, and an additional two companies were newly formed and therefore consolidated for the first time. 344 of the companies newly added related to the tourism division, while one company related to the shipping division.

Since 31 December 2006, a total of 18 companies were removed from consolidation. Fifteen companies related to the shipping division. They were deconsolidated due to the liquidation of these companies. An additional three companies relating to the tourism division were removed from consolidation due to mergers (two companies) and the divestment of 50% of the corresponding shares (one company).

Acquisitions – divestments

With purchase contract dated 31 January 2007, the TUI Deutschland GmbH tour operator acquired the remaining 25%, in addition to the 75% already held, of the capital stock of E.V.S. Beteiligungsgesellschaft mbH, Rengsdorf, a company already included in the TUI Group's group of consolidated companies, at a purchase price of € 19.1 million.

With the purchase agreement dated 30 May 2007, TUI AG purchased a further 40.2% of the previous joint venture Holidays Services S.A. (Morocco) and thus its 95% share in a further tourism company; as a result, TUI AG now holds a total share of 90.2% of Holiday Services S.A. The purchase price including incidental acquisition costs totalled € 4.6 million. On the other hand, the prorated net assets acquired amounted to 9.0 million Moroccan dirham (€ 0.8 million). The resulting difference of € 3.8 million was initially carried as goodwill since the revaluation of assets and liabilities had yet not been completed. Since first-time consolidation turnover totalled 31.1 million MAD (€ 2.8 million) with earnings after income tax of 2.6 million MAD (€ 0.2 million). By the date of the transfer of shares, the company generated turnover of 99.4 million MAD (€ 8.9 million) and earnings after income tax of 15.5 million MAD (€ 1.4 million).

On 4 June 2007, the EU Commission approved of the merger agreed on 19 March 2007 between TUI's tourism division – excluding the hotel companies pooled under the sector TUI Hotels & Resorts – and the British travel group First Choice Holidays PLC into TUI Travel PLC. The approval was granted subject to the condition that TUI AG sells its Irish subsidiary Budget Travel. On 29 June 2007, TUI AG and First Choice Holidays PLC published the prospectus for TUI Travel PLC, the company formed through the merger, for trading at the London Stock Exchange. On 25 July 2007, the shareholders of First Choice Holidays PLC approved of the merger at an extraordinary general meeting.

The merger was effected on 3 September 2007 in the form of a stock swap via the newly formed company TUI Travel PLC (London) whose shares have since been traded in the London Stock Exchange. In the framework of this stock swap, TUI received 51.0% of the shares in TUI Travel PLC and a compensatory claim currently settled on a preliminary basis to produce the gearing of TUI's merged tourism division agreed in the Merger Agreement against transfer of all shares in the companies of TUI's tourism division held by the TUI Group. The swap of stocks in First Choice Holidays PLC was carried out by means of a scheme arrangement under which one share in First Choice Holidays PLC was swapped into one TUI Travel PLC share. TUI now holds 51.0%, i.e. the majority, of shares in the company while the former shareholders of First Choice Holidays PLC hold 49.0% of the shares in TUI Travel PLC.

According to IFRS 3, the transfer of TUI's tourism division has to be treated as a 'transaction under common control' and is therefore explicitly excluded from the scope of IRFS 3 with regard to TUI's tourism division.

Equity, determined on a preliminary basis in accordance with the International Reporting Standards, amounts to - 57.9 million GBP (€ - 85.7 million). The fair values of the acquired assets, liabilities and contingent liabilities as well as acquisition costs were only determined on a preliminary basis due to the short period of time remaining after the acquisition of the First Choice Group. The acquisition costs (including the incidental acquisition costs of € 6,0 million) and the prorated revalued equity (€ - 43.7 million) were netted and resulted in the capitalisation of goodwill of around € 1,228.8 million in the consolidated balance sheet.

	Carrying values as at acquisition date		Revaluation of assets and liabilities		Revalued carry values at date of first time consolidation	
	£ million	€ million	£ million	€ million	£ million	€ million
Goodwill	686.7	1,014.9	- 686.7	- 1,014.9	0.0	0.0
Other intangible assets	108.9	160.9	547.8	809.6	656.7	970.5
Property, plant and equipment	274.9	406.4	1.0	1.4	275.9	407.8
Investment property	35.2	52.0	0.0	0.0	35.2	52.0
Fixed assets	**1,105.7**	**1,634.2**	**- 137.9**	**- 203.9**	**967.8**	**1,430.3**
Inventories	21.6	31.9	0.0	0.0	21.6	31.9
Trade accounts receivable	271.9	401.9	0.0	0.0	271.9	401.9
Other receivables and assets	255.6	377.8	0.0	0.0	255.6	377.8
Deferred tax claims	7.6	11.2	5.1	7.6	12.7	18.8
Prepaid expenses	155.3	229.5	0.0	0.0	155.3	229.5
Cash and cash equivalents	322.4	476.5	0.0	0.0	322.4	476.5
Pension provisions	7.0	10.4	0.0	0.0	7.0	10.4
Current income tax provisions	0.0	0.0	0.0	0.0	0.0	0.0
Deferred income tax provisions	55.2	81.6	161.0	237.9	216.2	319.5
Other provisions	47.8	70.6	17.6	26.0	65.4	96.6
Financial liabilities	559.9	827.5	0.0	0.0	559.9	827.5
Trade accounts payable	674.3	996.7	0.0	0.0	674.3	996.7
Other liabilities	545.5	806.2	- 3.1	- 4.5	542.4	801.7
Equity	**250.4**	**370.0**	**- 308.3**	**- 455.7**	**- 57.9**	**- 85.7**
of which minority interests	0.9	1.3	0.0	0.0	0.9	1.3

In September, First Choice Holidays PLC posted turnover of 338.2 million GBP (€ 500.1 million) and earnings before taxes of 1.7 million GBP (€ 2.5 Mio.). Taking into consideration the negative interest result of TUI Travel PLC the earning before taxes have to be reduced by 1.3 billion GBP (€ 1.9 million). Due to the short period of time passed since the acquisition, further disclosure according to IFRS 3 cannot yet be provided.

As at 1 September 2007, First Choice Holding, Inc. (Wilmington, USA) acquired 100% of the shares in Starquest Expeditions, Inc. (Seattle, USA), a provider of individually designed innovative luxury tours. The purchase price including incidental acquisition costs totalled 50.2 million USD, while net assets accounted for 0.1 million USD. The resulting difference of the equivalent of 24.6 million GBP or € 36.3 million was carried as provisional goodwill.

In addition, on 7 September 2007, First Choice Holding, Inc. (Wilmington, USA) acquired 100% of the shares in New Horizons Tour & Travel, Inc. (Jackson, USA), a specialist provider of study tours. The provisional goodwill carried as at the acquisition date (3.0 million GBP or € 4.4 million) resulted from the purchase price (including incidental acquisition costs) of 5.1 million USD and the negative net assets of 1.0 million USD.

As per 14 September 2007, First Choice Holding, Inc. (Wilmington, USA) acquired all shares in Travel Turf, Inc. (Allentown, USA), which organises study tours under the brand name "World Class Vacations". The purchase price including incidental acquisition costs was 9.1 million USD, while net assets accounted for 0.1 million USD. The resulting difference of 4.5 million GBP or € 6.5 million was carried as provisional goodwill.

With effect from 28 September 2007, Pacific World Singapore Pte. Ltd. (Singapore) acquired a 100% share in Asiarooms Pte. Ltd. (Singapore), a company operating in the hotel accommodation agency business. The goodwill (33.1 million GBP or

€ 47.4 million), capitalised on a preliminary basis as at the acquisition date, was determined on the basis of the purchase price including incidental acquisition costs of 49.0 million USD and negative net assets of 18.5 million USD.

Due to the short period of time between the acquisition of these four companies by the First Choice Group and the preparation of the present interim report of the TUI Group, it was not possible to complete a purchase price allocation to the individual assets and liabilities nor to make any further disclosures according to IFRS 3.

With effect from 5 January 2007, the minority share in 'Germanischer Lloyd AG', held by Hapag-Lloyd AG, was sold at a purchase price of € 15.1 million. As at the end of the 2006 financial year, this minority share had been classified as a non-current asset held for sale in accordance with IFRS 5. The corresponding asset was therefore shown in a separate balance sheet item as at 31 December 2006.

On 21 February 2007, CP Ships Limited concluded an agreement on the sale of the material assets and liabilities of Montreal Gateway Terminals to Montreal Gateway Terminals Limited Partnership, a company set up by Morgan Stanley Infrastructure Partner for this purpose. The agreements took effect as of 9 March 2007. Montreal Gateway Terminals were part of the business of CP Ships, the container shipping line acquired in 2005.

Until 9 March of the current financial year, Montreal Gateway Terminals generated turnover of € 17.1 million and earnings after taxes of € 1.4 million. In the first quarter 2006, turnover had totalled € 25.8 million with earnings of € 9.9 million.

The container terminal business was acquired by Montreal Gateway Terminals Limited Partnership at a price of € 324.6 million in the form of an asset deal. The purchase price was largely paid in cash, with the remainder paid in the form of a transfer of an interest of around 20% in the new company. This interest was included in the framework of at equity measurement by the TUI Group. After deduction of the selling expenses of € 4.3 million and the retroactive purchase price adjustment of around € 7.9 million in the third quarter 2007, the divestment generated overall positive earnings before taxes of € 185.6 million in the shipping division in the first nine months of the 2007 financial year.

Since the sales negotiations became increasingly specific, the material assets and liabilities of Montreal Gateway Terminals were classified as a disposal group in accordance with IFRS 5 as at the end of the 2006 financial year and were therefore shown in separate balance sheet items as at 31 December 2006.

Discontinuing operations

With the divestment of the US steel service companies of Preussag North America Inc. to financial investor Platinum Equity in May 2006 and the divestment of the majority interest in Wolf GmbH, a company in the heating and air conditioning sector, to Centrotec Sustainable AG in October 2006, the TUI Group sold its last remaining industrial interests.

As a result, the TUI Group now comprises the two core businesses tourism and shipping.

Currently, there are no discontinuing operations. The tables shown below provide an overview of the development of discontinuing operations in the 2006 reference period.

Result from discontinuing operations

Besides the operating income and expenses of these operations, the 2006 result from discontinuing operations also included effects of the deconsolidation of companies already divested in these sectors.

Result from discontinuing operations (after income tax)

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Trading	–	–	–	19.8
Sub-total – Earnings after taxes	**–**	**–**	**–**	**19.8**
Special logistics	–	3.0	–	3.0
Trading	–	- 0.5	–	- 12.6
Other divestments	–	0.7	–	6.0
Sub-total – Result from divestments/deconsolidation	**–**	**3.2**	**–**	**- 3.6**
Special logistics	–	3.0	–	3.0
Trading	–	- 0.5	–	7.2
Other divestments	–	0.7	–	6.0
Total – Result from discontinuing operations	**–**	**3.2**	**–**	**16.2**

Material items of the profit and loss statements of the discontinuing operations

€ million	Q3 2007	Q3 2006	9M 2007	Trading 9M 2006
Turnover	–	–	–	401.0
Cost of sales	–	–	–	357.8
Administrative expenses	–	–	–	14.0
Financial income	–	–	–	0.4
Financial expenses	–	–	–	1.4
Result from companies measured at equity	–	–	–	0.6
Earnings before taxes on income	–	–	–	28.8
Income taxes	–	–	–	9.0
Earnings after taxes on income	**–**	**–**	**–**	**19.8**

Cash flows from operating, investing and financing activities of the discontinuing operations

€ million	Q3 2007	Q3 2006	9M 2007	Trading 9M 2006
Cash flow from operating activities	–	–	–	- 17.4
Cash flow from investing activities	–	–	–	- 2.0
Cash flow from financing activities	–	–	–	18.4
Change in cash and cash equivalents due to exchange rate fluctuations	–	–	–	0.1
Development of cash and cash equivalents	**–**	**–**	**–**	**- 0.9**

Notes on the consolidated profit and loss statement

Starting with the interim financial statements as per 30 September 2007, the consolidated profit and loss statement will be structured according to the cost of sales format. Under this format, turnover is presented alongside the expenses required to generate it. The purpose of using the cost of sales format to structure the consolidated profit and loss statements is to enhance the international comparability of reporting.

The change in the presentation format applies to all operating income and expenses with the exception of turnover. In order to ensure comparability according to IAS 8, the figures for the previous year were restated accordingly.

In order to further enhance international comparability, expenses and income from changes in the value of financial instruments resulting from hedges of bunker oil, aircraft fuel and future payment flows in foreign currencies are shown under cost of sales rather than financial result, as before. Due to this change, the financial result declined by € 5.4 million for the 2006 reference period and by € 20.0 million for the first nine months of 2006.

(1) Cost of sales and administrative expenses

The cost of sales and administrative expenses include the following items:

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Rental, lease and leasing expenses	327.2	300.8	924.2	860.0

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Personal costs	618.0	603.2	1 670.4	1 848.0

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Depriciation and amortisation	173.4	159.2	490.3	495.5
Impairments of property, plant and equipment	0.9	2.8	1.0	19.7
Total	**174.3**	**162.0**	**491.3**	**515.2**

(2) Other income/ Other expenses

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Other income	41.3	22.2	293.5	276.0
Other expenses	14.3	10.5	17.2	12.0
Total	**27.0**	**11.7**	**276.3**	**264.0**

Other income of the current financial year mainly resulted from the divestment of the Montreal Gateway Terminals (185.6 million €), outlined under 'Acquisitions – divestments'. The income shown in the 2006 reference period mainly resulted from the divestment of the TQ3 Group (€ 149.2 million) and the realisation of income from the sale of 'Schacht Konrad' (€ 40.8 million).

(3) Other one-off items according to divisions

In addition to the statements according to IFRS the consolidated Group profit and loss statement contains a reconciliation to underlying earnings. The following items are components of this reconciliation:

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Tourism	29.6	5.2	69.6	22.4
Shipping	0.0	20.0	- 29.0	43.0
Total	**29.6**	**25.2**	**40.6**	**65.4**

The one-off expenses incurred in the third quarter 2007 mainly resulted from additional expenses arising on the merger between TUI's tourism division and First Choice Holidays PLC. In addition, the tourism division was impacted in particular by one-off expenses for the rebranding of the new TUIfly.com brand, one-off expenses for changes in the air passenger duty in the UK which could not be passed on to passengers and one-off expenses for the revaluation of maintenance provisions in the framework of the merger between First Choice and TUI's tourism division.

Earnings for the first nine months of the 2007 financial year included one-off income of € 32.0 million from the revaluation of a risk position formed at the acquisition date in the framework of the acquisition of CP Ships. On the other hand, a minor lagging expense for the integration of CP Ships of € 3.0 million was incurred.

The year-on-year development of the consolidated profit and loss statement was essentially characterised by changes in the group of consolidated companies. The main change characterising the current financial year was the first-time consolidation of earnings by First Choice Holidays PLC as of September 2007. In the 2006 reference period, the shareholding in Wolf GmbH (heating and air conditioning technology) was included completely in consolidation; the shareholding in the TUI Infotec (IT services), the business travel activities of the TQ3 Group and the specialist tour operator activities of TUI Nederland were included in consolidation, at least for part of the reference period. Moreover, the US steel service companies of the PNA Group were carried as discontinuing operations until 9 May 2006. These companies were sold in the course of the 2006 financial year. As of the third quarter of the 2006 financial year, the Explorers Travel Club Group was also included in consolidation of the TUI Group. As a result, a year-on-year comparison of the first nine months of the current financial year is of limited use only for the continuing operations.

In the course of the 2006 financial year, the operative business of the CP Ships Group, acquired in 2005, was fully integrated into the Hapag-Lloyd Group. In the 2006 reference period, restructuring expenses had totalled € 64.0 million. While no such expenses were incurred in the shipping division in the first nine months of the current financial year, book profits of € 200.7 million were generated in that period from the divestment of the minority interest in 'Germanischer Lloyd AG' and the key assets and liabilities of Montreal Gateway Terminals.

In the first nine months of the current financial year, earnings by the shipping division were significantly up year-on-year with an increase in transport volumes and improvements in freight rates. Adjusted in particular for one-off income from divestments, underlying earnings were also substantially higher than in 2006.

The development of earnings by the tourism division in the 2006 reference period was essentially determined by income of € 162.0 million from the divestments of the TQ3 Group (Other tourism sector) and the Dutch specialist tour operators.

Adjusted for the one-off items of the 2006 reference period, earnings by the tourism division fell short of 2006 levels, with an overall increase in turnover.

This was mainly attributable to the persistently difficult market environment in the Northern Europe sector. The Scandinavian source markets, in contrast, managed to increase their business volume year-on-year. In the UK, income of € 5.8 million was generated in the period under review from two aircraft sale-and-lease-back agreements. However, this sector was particularly strongly affected by the difficult market environment which caused a decline both in turnover and earnings. Earnings in the first nine months of the 2007 financial year were also impacted by one-off expenses, including expenses for changes in the air passenger duty in the UK which could not be passed on to passengers. One-off expenses also included an amount of € 19.9 million for the revaluation of aircraft maintenance provisions in the framework of the adoption of uniform accounting and measurement methods in

connection with the merger of material parts of TUI's tourism division and First Choice. In the framework of that merger, additional one-off expenses of € 16.6 million were incurred, primarily for the redemption of long-term bonus programmes.

Turnover rose considerably in the Central and Western Europe source markets. In the 2006 reference period, source market Central Europe was impacted by restructuring expenses of € 8.2 million. In the current reporting period, such expenses only totalled € 3.2 million. In addition, source market Central Europe posted income of € 10.8 million (previous year: € 25 million) from four aircraft sale-and-lease-back agreements in the first nine months of the financial year under review. On the other hand, expenses were incurred in connection with the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express for the establishment of the new uniform master brand TUIfly.com. Besides these one-off expenses, however, earnings were further impacted by the decline in the load factor in flight operations. In net terms, earnings in source market Central Europe thus fell short of 2006 levels.

Earnings in source market Western Europe were significantly up year-on-year. This was attributable to the marked recovery of source market France and positive effects of restructuring programmes. In the period under review, earnings comprised restructuring expenses and one-off expenses of € 3.9 million in source market Netherlands and of € 3.6 million in source market France. In the 2006 reference period, corresponding expenses of € 17.7 million were carried for the fleet renewal programme and IT changes in source market France. Even adjusted for one-off items, underlying earnings rose substantially. Moreover, income from an aircraft sale-and-lease-back agreement of € 4.4 million (previous year: € 5.0 million) was generated in the period under review.

Due to the positive operative trend the destinations sector achieved an increase in turnover year-on-year by maintaining the 2006 earnings level.

Earnings by tour operator First Choice Holidays were initially included in consolidation in September 2007.

The TUI Hotels & Resorts sector achieved substantial growth in turnover. Even adjusted for one-off expenses in the 2006 reference period, earnings were considerably up year-on-year, mainly due to the gratifying performance of the RIU Group.

Overall, the earnings situation was characterised by the seasonal nature of the tourism business. Due to the business saisons, profit contributions in the tourism division predominantly arise in the second and third quarter of any one year.

Earnings by the central operations in the 2006 reference period benefited from earnings of € 15.0 million from the fair value measurement of the conversion options of the convertible bond issued in October 2003. Since, with effect from 3 April 2006, TUI AG irrevocably waived its option, to be exercised unilaterally, of being able to deliver cash if a conversion option should be exercised, fair value measurement in profit or loss has no longer applied since 3 April 2006. In addition, earnings were impacted by one-off restructuring expenses of € 6.1 million, primarily for severance payments, in the current period under review. Earnings by the holding companies were substantially affected by the changes in the value of cash flow hedge transactions to be treated as income. Earnings in 2006 were additionally characterised by one-off income of € 40.8 million posted by the real estate com-

panies for the sale of 'Schacht Konrad'. Another factor to be taken into account was the fact that Wolf GmbH was no longer included in consolidation in the current reporting period.

Goodwill impairments exclusively related to goodwill for the Irish Budget Travel, which had to be fully written off upon conclusion of the agreement to sell all Budget Travel interests in September 2007.

The strong year-on-year decline in tax expenses resulted from the reorganisation of the German companies incorporated in TUI Travel PLC under company law and the effect of the newly issued 2007/2012 convertible bond.

In the first nine months of the 2007 financial year, no unusual expenses or income from the divestment of discontinuing operations had to be shown. In the 2006 reference period, net unusual expenses after tax of € 0.6 million were incurred. These expenses mainly resulted from the deconsolidation of the PNA Group totalling € 12.6 million as well as income of € 12.0 million mainly resulting from the payment of previously disputed dividend claims on a company of the Preussag Energie Group and income from the reimbursement of pension benefits in connection with the divestment of the special logistics operations.

Notes on the consolidated balance sheet

The changes in the consolidated balance sheet as against 31 December 2006 mainly resulted from the acquisition of 51.0% of the shares in First Choice Holidays PLC as at 3 September 2007 and the cycle of the tourism business. The considerable increase in other intangible assets and property, plant and equipment as well as trade accounts receivable and other receivables as well as the substantial increase in deferred income tax provisions, trade accounts payable and advance payments received shown under other liabilities resulted from the inclusion of the First Choice Holidays Group in consolidation. Trade accounts receivable and current operative liabilities as well as liquid funds in the tourism division rose due to the seasonal development of business in tourism.

Despite the addition of goodwill for the First Choice Holidays Group, goodwill declined slightly as against 31 December 2006. This was mainly due to the disposals of prorated goodwill for TUI's tourism division incorporated into TUI Travel PLC and the weakening of the British pound sterling against the euro.

The increase in financial liabilities as against 31 December 2006 mainly resulted from the uncollateralised non-subordinated convertible bond issued by TUI AG in May 2007 and the inclusion of the liabilities due to banks of the First Choice Holidays Group. Cash and cash equivalents also rose considerably against the background of the convertible bond issued and the liquidity of the First Choice Holidays Group.

Assets held for sale and related liabilities

€ million	30 Sept 2007	31 Dec 2006
Non-current assets	172.9	171.4
Assets held for sale	**172.9**	**171.4**
Liabilities related to non-current assets	27.0	2.1
Liabilities related to assets held for sale	**27.0**	**2.1**

Most of the items carried as assets held for sale as at 31 December 2006 and the related liabilities were settled by means of the divestment of the minority interest in 'Germanischer Lloyd AG' as at 5 January 2007 and the divestment of the material assets and liabilities of Montreal Gateway Terminals as at 9 March 2007. These transactions are outlined in detail in the section 'Acquisitions – divestments'.

On 4 June 2007, the EU Commission granted its approval to the merger of the material parts of TUI's tourism division and the British travel group First Choice Holidays PLC into TUI Travel PLC. The approval was granted subject to the condition that TUI sells its Irish subsidiary Budget Travel. The assets (€ 59.6 million) and liabilities (€ 27.0 million) allocated to the Irish Budget Travel Group therefore had to be carried as non-current assets and related liabilities held for sale in accordance with IFRS 5. The transfer of shares was effected in mid-October 2007 on the basis of the agreement concluded in September 2007 with the Primera Travel Group. In addition, aircraft (€ 57.6 million), ship containers (€ 46.1 million) and to a lesser extent real estate property and land as well as yachts of the First Choice Holidays Group were carried as assets held for sale in accordance with IFRS 5 as at 30 September 2007.

At the beginning of July 2007, TUI AG's Executive Board decided to sell the shares in the hotel holding company Tarajal Properties S.L. However, since the criteria of IFRS 5 were not fully met by 30 September 2007, the assets held for sale (€ 36.5 million) and the related liabilities (€ 9.4 million) were not yet carried under these items.

Changes in equity

Equity rose in particular due to the Group profit of € 421.7 million.

The TUI Group exercised the option offered by IAS 19 of offsetting actuarial gains and losses from pension commitments against equity outside profit or loss when they occur. In this context, actuarial losses offset against equity declined by € 207.8 million in the period under review, primarily due to the increase in the long-term interest rate level observed in the UK and the eurozone since the beginning of the year, despite the increase in life expectancy accounted for in TUI UK's commitments. Taking account of deferred taxes of € 68.1 million to be carried, equity rose accordingly by € 139.7 million outside profit or loss.

A further increase in equity of € 119.7 million resulted from the issuance of a conversion option.

Equity declined due to the weakness of the US dollar and the British pound sterling in the period under review. The Group's equity dropped since the negative capital resources attributable to the minority shareholders of TUI Travel PLC were offset as at the date of first-time consolidation.

Contingent liabilities

As at 30 September 2007, the TUI Group's contingent liabilities totalled around € 131 million (31 December 2006: around € 214 million). Contingent liabilities were carried at the level of potential availment as at the balance sheet date. They mainly related to remaining guarantees and warranties from the former plant engineering and shipbuilding activities, which serve to settle follow-up projects and were substantially reduced in the first nine months of the financial year.

Other financial liabilities

Financial liabilities from operating rental, lease and charter agreements rose at the end of the first nine months of the financial year under review to € 5.4 billion, up from € 4.5 billion as at 31 December 2006 mainly due to the inclusion of the First Choice Holidays Group. The fair value also increased from € 3.8 billion to € 4.4 billion.

The remaining other financial liabilities rose to € 6.3 billion as at the end of the first nine months of 2007, up from € 6.1 billion as at the end of the 2006 financial year. While order commitments for tourism services declined slightly to € 2.1 billion, order commitments for investments rose by € 0.6 billion to € 3.7 billion, in particular due to the inclusion of the First Choice Holidays Group in consolidation. The fair value of the remaining other financial liabilities increased from € 5.3 billion to € 5.4 billion.

Notes on the cash flow statement

In the period under review, cash and cash equivalents of the continuing operations rose by € 1,804.8 million to € 2,493.5 million.

The inflow of cash from operating activities grew considerably year-on-year by € 266.0 million to € 1,402.1 million. This was mainly attributable to the positive business trend in the shipping and tourism divisions.

The outflow of cash from investing activities totalled € 591.5 million in the current financial year. The cash outflow in the current financial year mainly resulted from payments made for capital expenditure on property, plant and equipment (basically for container ships, containers and hotel complexes) as well as investments (mainly for the acquisition of four tourism companies by the First Choice Holidays Group during the current quarter and the acquisition of the remaining shares in E.V.S. Beteiligungsgesellschaft mbH). On the other hand, cash inflows primarily resulted from the divestments of the material assets and liabilities of Montreal Gateway Terminals and the minority interest in 'Germanischer Lloyd AG'. In 2006, an inflow of cash from investing activities of € 170.6 million was reported. This inflow of cash was mainly attributable to the divestments of the TQ3 Group and the PNA Group in the 2006 financial year.

The inflow of cash from financing activities, which also included interest payments, totalled € 562.3 million, primarily resulting from the issuance of an uncollateralised non-subordinated convertible bond by TUI AG in May 2007. In 2006, an outflow of cash of € 415.1 million was recorded in the relevant period.

Cash and cash equivalents increased by a further € 478.3 million due to exchange rate fluctuations and changes in the group of consolidated companies, primarily the inclusion of the First Choice Holidays Group.

Statements of changes in equity

Summary statement of changes in equity from 1 January to 30 September 2007

€ million	Subscribed capital	Capital reserves	Revenue reserves	Hybrid capital	Equity before minority interests	Minority interests	Equity
Balance as at 1 January 2007	641.7	2,396.2	- 613.1	294.8	2,719.6	275.5	2,995.1
Dividend payments	0.0	0.0	- 19.0	0.0	- 19.0	- 15.4	- 34.4
Dividend hybrid capital	0.0	0.0	- 19.4	0.0	- 19.4	0.0	- 19.4
Issuance of convertible bond	0.0	119.7	0.0	0.0	119.7	0.0	119.7
First-time consolidation	0.0	0.0	- 172.3	0.0	- 172.3	7.1	- 165.2
Effect of acquisition of minority interests	0.0	0.0	- 22.6	0.0	- 22.6	- 0.9	- 23.5
Income and expenses directly carried in equity	0.0	0.0	510.2	0.0	510.2	37.0	547.2
Tax items directly offset against equity	0.0	- 47.9	- 56.9	0.0	- 104.8	0.0	- 104.8
Balance as at 30 September 2007	641.7	2,468.0	- 393.1	294.8	3,011.4	303.3	3,314.7

Summary statement of changes in equity from 1 January to 30 September 2006

€ million	Subscribed capital	Capital reserves	Revenue reserves	Hybrid capital	Equity before minority interests	Minority interests	Equity
Balance as at 1 January 2006	641.0	2,385.0	777.5	294.8	4,098.3	262.2	4,360.5
Dividend payments	0.0	0.0	- 189.0	0.0	- 189.0	- 18.9	- 207.9
Dividend hybrid capital	0.0	0.0	- 20.9	0.0	- 20.9	0.0	- 20.9
Reclassification of conversion options	0.0	7.2	0.0	0.0	7.2	0.0	7.2
Deconsolidation	0.0	0.0	3.4	0.0	3.4	- 2.6	0.8
Income and expenses directly carried in equity	0.0	0.0	- 101.9	0.0	- 101.9	30.0	- 71.9
Tax items directly offset against equity	0.0	0.0	57.6	0.0	57.6	0.6	58.2
Balance as at 30 September 2006	641.0	2,392.2	526.7	294.8	3,854.7	271.3	4,126.0

Segment indicators

External turnover with non-Group third parties according to divisions and sectors

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Tourism	5,792.8	5,160.8	12,028.3	11,312.9
of which First Choice Holidays	500.1	–	500.1	–
Shipping	1,606.8	1,511.0	4,644.7	4,756.4
Holding companies	2.9	67.9	20.4	172.5
Continuing operations	7,402.5	6,739.7	16,693.4	16,241.8
Trading	–	–	–	401.0
Discontinuing operations	–	–	–	401.0
Total	7,402.5	6,739.7	16,693.4	16,642.8

Earnings before interest, taxes and amortisation of goodwill by divisions and sectors (EBITA)

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Tourism	631	584	407	653
of which First Choice Holidays	10	–	10	–
Shipping	103	- 25	257	- 91
Central operations (excl. consolidation)	261	21	255	40
Consolidation	- 227	- 51	- 229	- 54
Continuing operations	**768**	**529**	**690**	**548**
Special logistics	–	5	–	5
Trading	–	- 1	–	17
Other divestments	–	2	–	7
Discontinuing operations	**–**	**6**	**–**	**29**
Total	**768**	**535**	**690**	**577**

In the first nine months of the 2007 financial year, earnings before interest, taxes and amortisation of goodwill (EBITA) comprised the following results from the companies measured at equity: tourism € 42.5 million (previous year: € 35.2 million), shipping € 8.4 million (previous year € 4.9 million) and trading € 0.0 million (previous year: € 0.6 million).

Related parties

Apart from the subsidiaries included in the consolidated financial statements, TUI AG, in carrying out its ordinary business activities, maintained indirect or direct relationships with related parties. All transactions with related parties were carried out at arm's length on the basis of international comparable uncontrolled price methods in accordance with IAS 24, as before. The equity interest of RIU Hoteles S.A. shown in the notes on the consolidated financial statements as per 31 December 2006 continued to be held at the cutoff date of the interim financial statements. More detailed information on related parties is provided in the notes on the consolidated financial statements for 2006 under 'Other notes'.

At the end of July 2007, an agreement was concluded between the El Chiaty family and TUI AG. The agreement grants the right to the El Chiaty family of buying at least 15.0% and at most all shares in the hotel companies in Egypt and the United Arab Emirates jointly held by TUI and the El Chiaty family in the case of a change of control.

Reservation concerning future-related Statements

This interim report contains a number of statements related to the future development of TUI. These statements are based both on assumptions and estimates. Although we are convinced that these future-related statements are realistic, we cannot guarantee them, for our assumptions involve risks and uncertainties which may give rise to situations in which the actual results differ substantially from the expected ones. The potential reasons for such differences include market fluctuations, the development of world market commodity prices, the development of exchange rates or fundamental changes in the economic environment. TUI does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of these materials.

Financial Calendar 2008

Annual Press Conference 2008	18 March 2008
Annual General Meeting 2008	7 May 2008

Imprint

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

Phone +49.511.566-00
Fax +49.511.566-1901
E-Mail investor.relations@tui.com
Internet www.tui-group.com

The German version of this report is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation. Both versions are available on the web: www.tui-group.com

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline
distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume →
→ 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds
ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality + 2 x strong brand + 2 x size = Security
aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents +
transport volume → 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 2
pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331 distribution agencies = 1 IT sy
+ 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,20
→ 5 continents + 100 countries + 331 distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capa
+ 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hot
agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality +

TUI AG Financial Year 2007
Interim Report 1 January – 30 June 2007

→ 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331
2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings
= 36 million accommodations → 5 continents + 100 countries + 331 distribution agencies = 1 IT system → 138 container
& prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50
100 countries + 331 distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU
0 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming
ystem → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality + 2 x strong brand
0 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations
city = 5 million TEU transport volume → 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access
els + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331 distribution
2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million

TUI
Aktiengesellschaft

Table of Contents

Reservation concerning future-related statements

This interim report contains a number of statements related to the future development of TUI. These statements are based both on assumptions and estimates. Although we are convinced that these future-related statements are realistic, we cannot guarantee them, for our assumptions involve risks and uncertainties which may give rise to situations in which the actual results differ substantially from the expected ones. The potential reasons for such differences include market fluctuations, the development of world market commodity prices, the development of exchange rates or fundamental changes in the economic environment. TUI does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of these materials.

Q2 2007

TUI Group in figures

€ million		Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Continuing operations							
Turnover		5,196.8	5,301.7	- 2.0	9,290.9	9,502.1	- 2.2
EBITDAR		467	557	- 16.2	835	934	- 10.6
EBITDA		167	272	- 38.7	238	375	- 36.5
EBITA		5	89	- 94.4	- 78	19	n. m.
of which tourism		13	152	- 91.4	- 224	69	n. m.
of which shipping		13	- 41	n. m.	154	- 66	n. m.
of which central operations		- 21	- 22	+ 4.5	- 8	16	n. m.
Underlying EBITA		18	128	- 75.9	- 249	- 43	n. m.
of which tourism		48	145	- 66.9	- 179	- 71	- 152.1
of which shipping		- 15	5	n. m.	- 68	27	n. m.
of which central operations		- 15	- 22	+ 31.8	- 2	1	n. m.
Discontinuing operations							
EBITA		–	- 2	–	–	23	–
Group							
EBITA		5	87	- 94.3	- 78	42	n. m.
Underlying EBITA		18	138	- 87.0	- 249	- 13	n. m.
Group profit/loss		67.8	39.2	+ 73.0	- 38.0	- 51.7	+ 26.5
Basic earnings per share	in €	+ 0.19	+ 0.06	+ 216.7	- 0.29	- 0.31	+ 6.5
Capital expenditure		285.3	183.0	+ 55.9	482.1	496.5	- 2.9
Equity ratio (30 June)	in %	–	–	–	21.5	24.9	- 13.7
Employees (30 June)		–	–	–	61,452	63,845	- 3.7

→ Strain on the operating performance in tourism and shipping in Q2.

→ Substantial improvement in earnings in both core businesses expected in the second half of 2007.

→ Net debt reduced to € 2.7 billion.

Economic Situation in Q2 2007

General economic situation

In the first half of 2007, the world economy showed a clearly positive trend. World production showed almost the same robust growth as before, although the individual regions reported varying trends. In the US, production growth continued to weaken, while Japan continued to record an economic upswing. Production growth in the European Union, in contrast, slowed down slightly against the backdrop of an increase in overall economic capacity utilisation. The economy in the industrialised countries was boosted by the strong growth in the developing countries and the emerging economies.

Special events in the quarter under review

Update on the merger between TUI's tourism division and First Choice Holidays
On 4 June 2007, the European Commission approved the merger between TUI's tourism division – excluding the hotel companies pooled under TUI Hotels & Resorts – and the British travel group First Choice Holidays PLC to form TUI Travel PLC, announced on 19 March 2007. The approval was granted subject to the condition that TUI AG sells its Irish subsidiary Budget Travel. On 29 June 2007, TUI AG and First Choice Holidays PLC published the prospectus for the planned merger for the listing on the London Stock Exchange. At an extraordinary annual general meeting held on 25 July 2007, the shareholders of First Choice Holidays PLC approved the merger by the required majority of three quarters of the votes.

The closing of the merger, the listing and the first trading day for the shares of TUI Travel PLC on the London Stock Exchange is expected for 3 September 2007. The new company will be based in the UK. At 51 per cent of the shares, TUI AG will hold the majority in the new company, while the shareholders of First Choice Holidays PLC will hold 49 per cent. TUI Travel PLC will be fully consolidated in TUI AG's consolidated financial statements.

Issuance of a convertible bond
In May 2007, TUI AG issued an uncollateralised, non-subordinated convertible bond which was exclusively offered to institutional investors outside the US. TUI responded to the unusually strong demand and directly increased the originally planned initial volume of € 550 million by € 82.5 million. In addition, the banks mandated to place the bond exercised the greenshoe option of € 61.5 million to cover surplus allocations. The total issuance volume of the convertible bond thus amounted to € 694 million. The issuing proceeds will be used both for general corporate purposes and the potential refinancing of part of TUI's existing debt.

Consolidated turnover and earnings

Against the background of almost constant turnover in tourism and a decline in turnover by container shipping caused by the development of the US dollar exchange rate and freight rates, the business trend in the second quarter of 2007 and thus also the first half of the year showed clearly negative tendencies compared with 2006.

Nevertheless, the Executive Board maintains its cautiously optimistic assessment of the development of the operative business in the overall year 2007.

In tourism, the UK will see significant earnings improvements on the second half of 2007 year-on-year due to the market trend and the cost cuts. The Western Europe sector is also expected to show a substantial improvement since strains incurred in France in the second half of 2006 will not recur. The destinations are also expected to show positive trends, primarily driven by capacity trends.

The Central Europe sector is characterised by earnings opportunities in the tour operator business, which is currently showing a very sound development, but also risks related to the seat load factor of the TUIfly fleet. The business trend over the next few weeks will be crucial to the earnings trend.

Further changes in earnings will result from the merger with First Choice expected for early September. Upon completion of the merger with First Choice, the reporting structure in tourism will change. In addition, the inclusion of First Choice will create one-off as well as sustainable earnings effects. At the current point in time, a final assessment of the implications of these effects is not possible yet.

In shipping, strong volume growth and a significant recovery in freight rates are observed in the substantial markets. This is also reflected by the development of freight rates between the first and the second quarter of 2007. The current development of the market environment is expected to enable shipping to generate positive operating earnings again in the near future and to create a sustainable market recovery.

Development of turnover by divisions

Turnover by divisions

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Tourism	**3,646.0**	**3,641.5**	**+ 0.1**	**6,235.5**	**6,152.1**	**+ 1.4**
Central Europe	1,652.2	1,554.8	+ 6.3	2,636.3	2,459.7	+ 7.2
Northern Europe	1,119.5	1,235.2	- 9.4	2,056.0	2,149.9	- 4.4
Western Europe	706.9	710.5	- 0.5	1,259.9	1,236.4	+ 1.9
Destinations	167.4	137.1	+ 22.1	283.3	238.4	+ 18.8
Other tourism	–	3.9	–	–	67.7	–
Shipping	**1,537.6**	**1,605.8**	**- 4.2**	**3,037.9**	**3,245.4**	**- 6.4**
Central operations	**13.2**	**54.4**	**- 75.7**	**17.5**	**104.6**	**- 83.3**
Continuing operations	**5,196.8**	**5,301.7**	**- 2.0**	**9,290.9**	**9,502.1**	**- 2.2**
Trading	–	123.0	–	–	401.0	–
Discontinuing operations	**–**	**123.0**	**–**	**–**	**401.0**	**–**
Turnover by divisions	**5,196.8**	**5,424.7**	**- 4.2**	**9,290.9**	**9,903.1**	**- 6.2**

In the second quarter of 2007, the turnover of the TUI Group's continuing operations – tourism, shipping and central operations – was 2.0% down year-on-year. Accumulated turnover for the first half of 2007 also declined by 2.2% year-on-year.

At € 3.6 billion, turnover by tourism matched 2006 levels in the second quarter of 2007. For the first half of 2007, turnover rose slightly by 1.4%. Adjusted for the development of turnover by the Other tourism sector, which still comprised prorated turnover from the divested business travel operations in the first quarter of 2006, turnover grew by 2.5% in the first half of 2007. The increase in turnover was supported in particular by the Central Europe sector and the destinations sector, which recorded significant growth in turnover.

In the shipping sector, turnover declined by 4.2% to € 1.5 billion in the second quarter and by 6.4% to € 3.0 billion in the first half of 2007. This was due to the weakening of the US dollar against the euro and the year-on-year decline in freight rates in almost all trade lanes.

At € 13 million, turnover by central operations dropped by 75.7% year-on-year in the second quarter of 2007, and at € 18 million it declined by 83.3% year-on-year in the first half of the year. This was primarily due to the divestment of the majority interest in Wolf GmbH, a heating and air conditioning company, in October 2006 and the resulting decline in turnover.

In the 2007 financial year, the TUI Group no longer conducts any activities to be classified as discontinuing operations in accordance with IFRS regulations. In 2006, turnover of € 123 million was generated in the second quarter and accumulated turnover of € 401 million was generated in the first half of 2006 in the trading sector.

At € 5.2 billion, total turnover by the TUI Group's divisions was 4.2% down year-on-year in the second quarter of 2007. Accumulated turnover for the first half of 2007 totalled € 9.3 billion, down 6.2% year-on-year.

Development of earnings by divisions

Earnings by divisions (EBITA)

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Tourism	**13**	152	- 91.4	**- 224**	69	n. m.
Central Europe	41	66	- 37.9	- 57	- 36	- 58.3
Northern Europe	- 36	43	n. m.	- 155	- 49	- 216.3
Western Europe	- 22	- 3	n. m.	- 57	- 39	- 46.2
Destinations	30	38	- 21.1	45	44	+ 2.3
Other tourism	–	8	–	–	149	–
Shipping	**13**	**- 41**	n. m.	**154**	**- 66**	n. m.
Central operations	**- 21**	- 22	+ 4.5	**- 8**	16	n. m.
Continuing operations	**5**	**89**	**- 94.4**	**- 78**	19	n. m.
Trading	–	- 2	–	–	18	–
Divestments	–	–	–	–	5	–
Discontinuing operations	**–**	**- 2**	–	–	**23**	–
Earnings by divisions (EBITA)	**5**	**87**	**- 94.3**	**- 78**	**42**	n. m.

Continuing operations

Earnings by the continuing operations tourism and shipping as well as central operations (before interest, taxes and amortisation of goodwill) totalled € 5 million in the second quarter of 2007, € 84 million down year-on-year. Accumulated earn-

ings for the first half of 2007 also declined to € - 78 million, down € 97 million. Both in 2007 and in 2006, earnings were affected by a number of one-off effects. In order to ensure a transparent presentation of the development of earnings by the divisions, a reconciliation to underlying earnings (underlying EBITA by division) is provided in the section below.

Underlying EBITA by division: Tourism

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
EBITA by division	13	152	- 91.4	- 224	69	n. m.
Gains on disposals	–	- 19		–	- 163	
Restructuring expenses	+ 3	+ 6		+ 5	+ 6	
Other one-off items	+ 32	+ 6		+ 40	+ 17	
Underlying EBITA by division	48	145	- 66.9	- 179	- 71	- 152.1

At € 13 million, earnings by tourism dropped by 91.4%, a significant decline year-on-year. Accumulated earnings for the first half of 2007 also dropped by € 293 million to € - 224 million. Earnings for the second quarter included restructuring expenses of € 3 million for the Dutch source market. They also included one-off items for the rebranding of the new TUIfly.com brand, one-off expenses for a conversion of the air passenger duty in the UK which could not be rolled over to passengers, one-off expenses for a revaluation of maintenance provisions in the wake of the planned merger between First Choice and TUI's tourism division as well as consultation fees in the framework of the planned merger totalling € 32 million. On the other hand, gains on disposals from the divestment of the specialist tour operator operations in the Netherlands and lagging income from the divestment of the business travel operations (TQ3), already effected in the first quarter of 2006, of € 19 million was generated in the second quarter 2006. In the second quarter of 2006, restructuring expenses for the reorganisation of source market Germany and a one-off expense in connection with litigation in the destinations sector totalling € 12 million had been incurred. Adjusted for the one-off effects, underlying earnings declined by 66.9% in the second quarter of 2007 and by 152.1% in the first half of 2007.

Underlying EBITA by division: Shipping

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
EBITA by division	13	- 41	n. m.	154	- 66	n. m.
Gains on disposals	+ 3	–		- 193	–	
Restructuring expenses	–	+ 30		–	+ 70	
Other one-off items	- 31	+ 16		- 29	+ 23	
Underlying EBITA by division	- 15	5	n. m.	- 68	27	n. m.

At € 13 million in the second quarter of 2007, earnings by the shipping division rose by € 54 million year-on-year. Accumulated earnings for the first half of 2007 also increased year-on-year to € 154 million, up € 220 million. Earnings for the second quarter comprised one-off expense of € 3 million from a contractual settlement payment in connection with the divestment of Montreal Gateway Terminals, sold in the first quarter of 2007. Further one-off income of € 32 million from a revaluation of a risk position formed in the wake of the acquisition of CP Ships at the acquisition date had to be accounted for. On the other hand, a minor lagging expense of € 1 million was incurred in the framework of the integration of CP Ships. In net terms, one-off effects of € 31 million were generated. In the 2006 reference quarter, expenses of € 46 million had been incurred for the integration of CP Ships. Adjusted for the

one-off effects, underlying earnings in the second quarter of 2007 amounted to € - 15 million, down € 20 million year-on-year. Underlying earnings for the first half of 2007 declined by € 95 million year-on-year, in particular due to the operative result for the first quarter of 2007.

Underlying EBITA by division: Central operations

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
EBITA by division	- 21	- 22	+ 4.5	- 8	16	n. m.
Gains on disposals	–	–		–	–	
Restructuring expenses	+ 6	–		+ 6	–	
Other one-off items	–	–		–	–	
Revaluation of convertible options	–	–		–	- 15	
Underlying EBITA by division	- 15	- 22	+ 31.8	- 2	1	n. m.

In the second quarter of 2007, earnings by central operations grew by € 1 million year-on-year to € - 21 million. For the first half of 2007, earnings declined by € 24 million to € - 8 million. Earnings in the second quarter of 2007 included restructuring expenses of € 6 million, incurred in connection with the personnel adjustment measures taken by the TUI AG holding. In the 2006 reference period, no one-off effects had to be accounted for. Adjusted for the one-off effects, underlying earnings in the second quarter of 2007 rose by € 7 million to € - 15 million. At € - 2 million, underlying earnings for the first half of 2007 declined slightly year-on-year.

Discontinuing operations

In the 2007 financial year, the TUI Group no longer conducts any discontinuing operations. In the second quarter of 2006, earnings from current business activities had totalled € - 2 million. In the first half of 2006, earnings from current operations totalled € 23 million, including lagging income from the divestment of the energy sector of € 5 million in the first quarter of 2006 and a loss on disposal of € 12 million from the divestment of the US steel trading activities in the second quarter of 2006, resulting in a net one-off expense of € 7 million for the first half of 2006, to be included in the underlying EBITA.

Underlying EBITA by divisions: Group

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
EBITA by divisions	5	87	- 94.3	- 78	42	n. m.
Gains on disposals	+ 3	- 7		- 193	- 156	
Restructuring expenses	+ 9	+ 36		+ 11	+ 76	
Other one-off items	+ 1	+ 22		+ 11	+ 40	
Revaluation of convertible options	–	–		–	- 15	
Underlying EBITA by divisions	18	138	- 87.0	- 249	- 13	n. m.

In the second quarter of 2007, total earnings by the TUI Group declined by 94.3% to € 5 million (previous year: € 87 million). Accumulated earnings for the first half of the year amounted to € - 78 million, down € 120 million (previous year: € 42 million). Adjusted for the one-off effects, underlying earnings totalled € 18 million (previous year: € 138 million) in the second quarter and € - 249 million (previous year: € - 13 million) in the first half of the year.

Development of the divisions: Tourism

Tourism – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	3,646.0	3,641.5	+ 0.1	6,235.5	6,152.1	+ 1.4
EBITA by division	**13**	**152**	**- 91.4**	**- 224**	**69**	**n. m.**
Gains on disposals	–	*- 19*		–	*- 163*	
Restructuring expenses	*+ 3*	*+ 6*		*+ 5*	*+ 6*	
Other one-off items	*+ 32*	*+ 6*		*+ 40*	*+ 17*	
Underlying EBITA by division	**48**	**145**	**- 66.9**	**- 179**	**- 71**	**- 152.1**
Capital expenditure	96.3	151.9	- 36.6	185.1	348.1	- 46.8
Employees (30 June)	–	–	–	52,081	52,785	- 1.3

At € 3.6 billion, turnover by tourism matched 2006 levels in the second quarter of 2007. For the first half of the year, turnover rose slightly by 1.4% year-on-year. The Central Europe sector grew by 6.3% in the second quarter and by 7.2% in the first half of the year; this was due to the increase in customer numbers both in package tours but also the modular and seat-only businesses. The Northern Europe sector reported a slight increase in customer numbers and a decline in turnover of 9.4% in the second quarter and 4.4% in the first half of the year. The Western Europe sector recorded a slight decrease in turnover of 0.5% in the second quarter and an increase in accumulated turnover of 1.9% for the first half of the year, with an overall growth in customer numbers. The destinations sector recorded turnover growth of 22.1% in the second quarter and 18.8% in the first half of the year. Other tourism sector contained no more turnover due to the divestments in the 2006 financial year.

Customer numbers tourism

'000	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Central Europe	3,203	2,989	+ 7.1	5,110	4,696	+ 8.8
Northern Europe	1,916	1,883	+ 1.7	3,199	3,096	+ 3.3
Western Europe	1,227	1,136	+ 8.0	2,040	1,950	+ 4.6
Total	**6,346**	**6,008**	**+ 5.6**	**10,348**	**9,742**	**+ 6.2**

At € 13 million in the second quarter of 2007 and € - 224 million in the first half of the year, total earnings by the tourism division dropped by € 139 million and € 293 million, respectively, year-on-year. One of the main reasons for the decline in earnings year-on-year in the first half of the year was the one-off income from the divestment of the business travel operations and the Dutch specialist tour operators totalling € 163 million, included in earnings for the first quarter of 2006. Adjusted for the one-off effects, underlying earnings declined by € 97 million year-on-year in the second quarter of 2007 and € 108 million in the first half of the year.

Central Europe

Central Europe – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	1,652.2	1,554.8	+ 6.3	2,636.3	2,459.7	+ 7.2
EBITA by division	**41**	**66**	**- 37.9**	**- 57**	**- 36**	**- 58.3**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	+ 6		–	+ 6	
Other one-off items	+ 6	–		+ 11	–	
Underlying EBITA by division	**47**	**72**	**- 34.7**	**- 46**	**- 30**	**- 53.3**
Capital expenditure	4.2	59.8	- 93.0	11.7	174.7	- 93.3
Employees (30 June)	–	–	–	9,752	9,831	- 0.8

Turnover and earnings

In the Central Europe sector (Germany, Austria, Switzerland and airline TUIfly.com), the number of customers rose by 7.1% in the second quarter of 2007, with accumulated customer numbers for the first half of 2007 up 8.8%. Turnover grew by 6.3% in the second quarter and 7.2% in the first half of 2007. All source markets achieved year-on-year growth.

At € 41 million, earnings by the Central Europe sector dropped by 37.9% year-on-year in the second quarter of 2007. Earnings for the first half of the year also declined by 58.3% to € - 57 million. Against the backdrop of an overall positive trend for travelling with TUI, the business trend in source market Germany was slightly curbed by additional expenses for the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express into the new brand TUIfly.com. The integration resulted in one-off rebranding expenses of € 6 million for the new TUIfly.com brand in the second quarter of 2007 and € 11 million for the first half of the year. Apart from the one-off expenses, another main reason for the drop in earnings was the decline in the seat load factor in the airline sector. Source markets Switzerland and Austria achieved a year-on-year increase in earnings. Adjusted for the one-off effects in the second quarter of 2007, underlying earnings totalled € 47 million, down 34.7% year-on-year. Accumulated underlying earnings for the first half of the year amounted to € - 46 million, a decline of 53.3%. Income of € 8 million (previous year: € 10 million) from sale-and-lease-back transactions for three aircraft was included in earnings for the second quarter.

Customer numbers Central Europe

'000	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Germany	2,886	2,681	+ 7.6	4,692	4,299	+ 9.1
Switzerland	83	68	+ 20.8	129	106	+ 20.8
Austria	234	240	- 2.4	289	291	- 0.4
Central Europe	**3,203**	**2,989**	**+ 7.1**	**5,110**	**4,696**	**+ 8.8**

Germany

In the second quarter of 2007, the travel market in Germany showed different trends. Customer numbers of the TUI tour operators and TUIfly.com grew by 7.6% year-on-year in the second quarter of 2007 and 9.1% for the first half of the year. This was largely attributable to the tour operators of TUI Deutschland – both in the package tour but also modular segments – and the seat-only business of TUIfly.com. Demand for tours to Egypt, Turkey and mainland Spain as well as long-haul destinations was very strong, while bookings of tours to the Balearic Islands, Greece and Cyprus still showed some restraint.

Switzerland

The Swiss tour operator market continued to show a very gratifying trend in the second quarter of 2007. TUI Suisse tour operators recorded an increase in customer numbers of 20.8%, both in the second quarter and the first half of 2007. This was largely attributable to the two brands TUI and 1-2-Fly. The strong growth of the FlexTravel brand slowed down slightly. Vögele recorded a slight decrease in bookings.

Austria

In Austria, the tour operator market weakened again in the second quarter of 2007, following a relatively good first quarter. TUI Austria reported a 2.4% drop in customer numbers year-on-year, with customer numbers declining slightly by 0.4% year-on-year in the first half of 2007. The TUI and Terra brands showed a relatively gratifying trend, while Gulet did not report a satisfactory performance yet. Demand was particularly good for North African destinations and Turkey. Bookings of the Balearic Islands and Portugal were less strong.

Flight operations Central Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q2 2007	Q2 2006	Abs. var.	Q2 2007	Q2 2006	Var. %	Q2 2007	Q2 2006	Var. %-points
TUIfly.com	55	51	+ 4	6.8	6.3	+ 7.3	79.5	91.5	- 12.0

TUIfly.com

Following the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express in January 2007, the second quarter of 2007 was again characterised by the integration activities. In the framework of the fleet renewal programme, five new Boeing 737s were delivered in the course of the second quarter; so four more aircraft were operated year-on-year. The seat load factor declined significantly, partly due to the return of commitments.

Northern Europe

Northern Europe – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	1,119.5	1,235.2	- 9.4	2,056.0	2,149.9	- 4.4
EBITA by division	**- 36**	**43**	**n. m.**	**- 155**	**- 49**	**- 216.3**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Other one-off items	+ 26	–		+ 28	–	
Underlying EBITA by division	**- 10**	**43**	**n. m.**	**- 127**	**- 49**	**- 159.2**
Capital expenditure	23.4	19.6	+ 19.4	37.6	28.2	+ 33.3
Employees (30 June)	–	–	–	14,242	16,338	- 12.8

Turnover and earnings

In the Northern Europe sector (UK, Ireland, Nordic countries and airlines Thomsonfly and TUIfly Nordic), the number of customers rose by 1.7% in the second quarter of 2007 and 3.3% in the first half of the year in a persistently difficult market environment. This growth in customer numbers was mainly driven by the increase in Thomsonfly's seat-only business. Turnover declined by 9.4% year-on-year in the second quarter and 4.4% in the first half of the year. Source market UK reported a decline in turnover, while the Nordic countries managed to expand their business volume.

In the second quarter of 2007, earnings by the Northern Europe sector declined by € 79 million year-on-year to € - 36 million. Earnings for the first half of the year dropped by € 106 million to € - 155 million. Earnings in the second quarter

included one-off expenses of € 4 million resulting from changes in the air passenger duty in the UK which could not be rolled over to customers and the revaluation of maintenance provisions in the framework of the merger between First Choice and TUI's tourism division of € 20 million. In addition, the Northern Europe sector had incurred consultancy fees of € 2 million in the framework of the merger mentioned above. In the 2006 reference period, no one-off effects had been included in earnings. Adjusted for the one-off effects, underlying earnings totalled € - 10 million, a decline of € 53 million year-on-year. The drop in earnings was primarily attributable to the difficult market environment and the strong price pressure in source market UK. However, following a very strong first quarter of 2007, the Nordic countries did not fully reproduce 2006 levels, either. For the first half of 2007, underlying earnings totalled € - 127 million, a decline of € 78 million. Earnings for the second quarter included income of € 2 million from a sale-and-lease-back transaction for one aircraft in source market UK.

Customer numbers Northern Europe

'000	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
UK	1,513	1,473	+ 2.8	2,506	2,417	+ 3.7
Ireland	105	117	- 10.6	130	142	- 8.4
Nordic countries	298	293	+ 1.5	563	537	+ 4.8
Northern Europe	**1,916**	**1,883**	**+ 1.7**	**3,199**	**3,096**	**+ 3.3**

UK

TUI UK's British tour operators operated in a persistently difficult market environment and reported a decline in customer numbers, while Thomsonfly recorded a substantial increase in customer numbers in the seat-only business. Total customer numbers rose by 2.8% year-on-year in the second quarter of 2007 and 3.7% year-on-year in the first half of 2007. In terms of medium-haul destinations, bookings of tours to France and Portugal rose for the 2007 summer season while bookings of Spanish destinations declined year-on-year. The long-haul segment reported sound demand for the new destinations Cape Verde Islands. The performance of the tour operators of the Specialist Holidays Group matched 2006 levels. While demand dropped for skiing tours as well as short- and long-haul trips, Al Fresco recorded an increase in bookings.

Ireland

In the second quarter of 2007, Ireland reported a 10.6% decline in customer numbers. For the first half of the year, customer numbers dropped by 8.4% year-on-year.

Nordic countries

The Nordic countries reported a satisfactory performance in the second quarter of 2007. The number of customers of TUI Nordic's tour operators grew by a total of 1.5% in the second quarter, with accumulated customer numbers for the first half of 2007 up 4.8%. Greece, Cyprus and Bulgaria recorded particularly good booking levels.

Flight operations Northern Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q2 2007	Q2 2006	Abs. var.	Q2 2007	Q2 2006	Var. %	Q2 2007	Q2 2006	Var. % points
Thomsonfly	49	47	+ 2	6.8	7.3	- 6.3	84.4	86.9	- 2.5
TUIfly Nordic	5	5	+/- 0	1.0	1.0	+ 4.0	89.3	90.2	- 0.9

Thomsonfly

By means of route mix variation, Thomsonfly reduced the volume of seat kilometres offered in the charter flight segment for which demand was less strong. Despite this measure, the seat load factor dropped year-on-year due to the difficult market environment in the UK. Due to the delivery of two aircraft, the aircraft fleet was expanded accordingly year-on-year.

TUIfly Nordic

The sound customer numbers of tour operators in the Nordic countries in the first quarter resulted in an expansion in the seat kilometre volume offered in the second quarter. Due to the decline in demand, the seat load factor dropped slightly year-on-year. The fleet size did not change year-on-year.

Western Europe

Western Europe – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	706.9	710.5	- 0.5	1,259.9	1,236.4	+ 1.9
EBITA by division	**- 22**	**- 3**	**n. m.**	**- 57**	**- 39**	**- 46.2**
Gains on disposals	*–*	*- 13*		*–*	*- 13*	
Restructuring expenses	*+ 3*	*–*		*+ 5*	*–*	
Other one-off items	*–*	*–*		*+ 1*	*+ 11*	
Underlying EBITA by division	**- 19**	**- 16**	**- 18.8**	**- 51**	**- 41**	**- 24.4**
Capital expenditure	7.6	13.2	- 42.4	14.5	42.1	- 65.6
Employees (30 June)	–	–	–	6,734	6,703	+ 0.5

Turnover and earnings

In the Western Europe sector (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), turnover matched 2006 levels in the second quarter of 2007, with an increase in customer numbers. Accumulated turnover for the first half of the year grew slightly by 1.9%. In the Netherlands, turnover declined in the entire reporting period and fell short of 2006 levels. This was due to the omission of the turnover of the Dutch specialist tour operators divested in the second quarter of 2006. In France, turnover grew year-on-year both in the second quarter and the first half of the year despite a decline in customer numbers. Belgium, too, reported a rise in turnover, which resulted from an increase in customer numbers.

At € - 22 million in the second quarter of 2007 and an accumulated level of € - 57 million in the first half of the year, earnings by the division declined year-on-year. Earnings in the second quarter included one-off expenses of € 3 million for the restructuring of business in the Dutch source market. Earnings in the 2006 reference quarter comprised a gain on disposal of € 13 million from the divestment of the specialist operator business in the Netherlands. Adjusted for these one-off effects, underlying earnings dropped by 18.8% year-on-year. This was due to a temporary strain on earnings due to the expansion of capacity in flight operations in Belgium and slight restraint in the French travel market following a good performance in

the first quarter of 2007. The Dutch market showed a positive trend. Accumulated underlying earnings for the first half of the year declined by 24.4% to € - 51 million.

Customer numbers Western Europe

'000	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
France	391	392	- 0.3	749	760	- 1.4
Netherlands	353	314	+ 12.6	547	532	+ 2.8
Belgium	483	431	+ 12.3	744	658	+ 13.0
Western Europe	**1,227**	**1,136**	**+ 8.0**	**2,040**	**1,950**	**+ 4.6**

France

Following a gradual improvement in the situation on the French travel market in the first quarter of 2007, some French holidaymakers waited for the presidential and parliamentary elections in the second quarter before booking or starting their holidays. This trend impacted the business of Nouvelles Frontières to some extent, with customer numbers declining by 0.3% year-on-year. Accumulated customer numbers for the first half of the year also dropped by 1.4% year-on-year. Bookings of tours to Réunion recovered after the end of the chikengunya fever outbreak, and bookings of the new destination Mauritius were also very gratifying. Demand was also strong for tours to Turkey.

Netherlands

Despite a difficult travel market, TUI's Dutch tour operators reported a sound performance in the second quarter. Despite the difficult environment, they reported an increase of 12.6% in customer numbers, with total growth in customer numbers of 2.8% for the first half of 2007. Demand was very strong for France, Turkey and the Caribbean in the second quarter, while Portugal and the Balearic Islands showing the strongest declines in bookings.

Belgium

In Belgium, the number of tour operator customers grew by 12.3% in the second quarter of 2007 and 13.0% in the first half of the year. In terms of flight operations, demand for Egypt and Turkey was very strong in the medium-haul segment, while the Caribbean reported strong growth in the long-haul segment. Bookings of self-drive tours matched 2006 levels, while city trips and short breaks recorded year-on-year growth in bookings.

Flight operations Western Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q2 2007	Q2 2006	Abs. var.	Q2 2007	Q2 2006	Var. %	Q2 2007	Q2 2006	Var. %-Pkt.
Corsair	8	9	- 1	3.1	3.1	+ 0.7	83.7	80.1	+ 3.6
TUI Airlines Nederland	5	3	+ 2	0.9	0.8	+ 20.3	90.6	91.0	- 0.4
TUI Airlines Belgium	11	8	+ 3	1.5	1.4	+ 9.8	89.2	90.1	- 0.9

Corsair

In the second quarter of 2007, Corsair completed its fleet renewal programme with the decommissioning of the last Boeing 747-300. The number of aircraft operated by the company was thus one down year-on-year. The rise in the demand in the long-haul segment resulted in a slight increase in the seat kilometre volume on offer and the seat load factor increased.

TUI Airlines Nederland/Arkefly

In the second quarter of 2007, TUI Airlines Nederland operated two additional aircraft compared with the 2006 reference period. The seat kilometre volume rose accordingly with a slight decrease in the seat load factor.

TUI Airlines Belgium/Jetairfly

In the second quarter of 2007, TUI Airlines Belgium operated three additional aircraft compared with the 2006 reference period. Seat kilometres offered rose due to the substantial improvement in demand for tour operator products. The seat load factor for the expanded flight capacity was slightly down year-on-year.

Destinations

Destinations – Key figures

€ million	Q2 2007	Q2 2006	Var.%	H1 2007	H1 2006	Var.%
Turnover	167.4	137.1	+ 22.1	283.3	238.4	+ 18.8
EBITA by division	**30**	**38**	**- 21.1**	**45**	**44**	**+ 2.3**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Other one-off items	–	+ 6		–	+ 6	
Underlying EBITA by division	**30**	**44**	**- 31.8**	**45**	**50**	**- 10.0**
Capital expenditure	61.1	53.3	+ 14.6	121.3	92.7	+ 30.9
Employees (30 June)	–	–	–	21,353	19,443	+ 9.8

Turnover and earnings

The destinations sector (incoming agencies and hotel companies) generated 22.1% growth in turnover year-on-year in the second quarter of 2007. Accumulated turnover for the first half of the year also rose by 18.8%. Both incoming agencies and hotel companies achieved turnover growth year-on-year.

Earnings by the division dropped by 21.1% to € 30 million in the second quarter of 2007. In the first half of 2007, earnings grew slightly by 2.3% to € 45 million. There were no one-off effects to be adjusted in the second quarter of 2007. The relevant 2006 quarter included a one-off expense of € 6 million for litigation in connection with a lease agreement for holiday club facilities. Adjusted for this effect, underlying earnings for the second quarter of 2007 declined by 31.8%; however, the year-on-year decline only amounted to 10.0% for the first half of the year. The drop in earnings observed in the period under review was mainly attributable to expenses for the renovation of a Robinson Group club complex and the associated reduction in opening times in the current year 2007. Moreover, earnings in the second quarter of 2006 had included income from the divestment of a complex of the Robinson Group.

Incoming agencies

In the second quarter of 2007, incoming agencies reported a satisfactory business trend. The number of guests catered for in the second quarter of 2007 was 3.22 million, a 6.1% increase year-on-year. Agencies in the western Mediterranean reported a slight decrease in guest numbers in the second quarter. TUI España recorded a slight drop in guest numbers, which primarily resulted from source market UK. TUI Portugal also reported a decrease in guest numbers, with business in the Cape Verde Islands continuing to rise. In the eastern Mediterranean, the TUI Türkiye agency again recorded a positive trend in terms of guest numbers. In Greece, Bulgaria and Egypt also, guest numbers continued to rise in the second quarter. The long-haul segment reported a declining trend: The Dominican Republic suffered strong declines in guest numbers. Mexico saw a decline in the number of guests catered for, in particular from France and the UK.

Hotel companies

In the second quarter of 2007, overall occupancy rates in the hotel companies of the Hotels & Resorts segment exceeded 2006 levels, with a slight increase in capacity. For seasonal reasons, some complexes – of all hotel companies – opened only in

the course of the second quarter. RIU hotels reported a slight expansion in capacity year-on-year and reproduced 2006 occupancy rates. Hotels in Spain, in particular, reported gratifying growth in occupancy rates. The long-haul destinations recorded high occupancy rates, with the Dominican Republic being the only exception and reporting a decline. Robinson Clubs reduced their capacity slightly and achieved a slight increase in occupancy rates year-on-year. The number of clubs already opened, roughly reproduced 2006 levels. Magic Life reduced its capacity substantially and thus achieved an increase in occupancy rates year-on-year. In Turkey and Egypt, Iberotel minimally decreased its capacity and achieved an increase in occupancy rates year-on-year. Grecotel reduced its capacity slightly and achieved a slight year-on-year increase in occupancy rates. Grupotel hotels were impacted to some extent by the fact that the positive trend recorded by the Balearic Islands in the first quarter did not continue, reporting a slight decrease in occupancy rates with a minimal increase in capacity.

Other tourism

Other tourism – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	–	3.9	–	–	67.7	–
EBITA by division	**–**	**8**	**–**	**–**	**149**	**–**
Gains on disposals	*–*	*- 6*		*–*	*- 150*	
Restructuring expenses	*–*	*–*		*–*	*–*	
Other one-off items	*–*	*–*		*–*	*–*	
Underlying EBITA by division	**–**	**2**	**–**	**–**	**- 1**	**–**
Capital expenditure	–	6.0	–	–	10.4	–
Employees (30 June)	–	–	–	–	470	–

In 2006, the Other tourism sector still comprised the business travel operations and the IT services companies of TUI InfoTec. The divestment of the business travel operations to the Dutch BCD Holdings N.V. was closed on 31 March 2006. In September 2006, a 50.1% majority in TUI InfoTec was sold to the Indian software company Sonata Software Limited. The transaction was closed on 24 November 2006.

Development in the divisions: Shipping

The shipping division comprises the container shipping and cruise businesses of the Hapag-Lloyd Group.

Shipping – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	1,537.6	1,605.8	- 4.2	3,037.9	3,245.4	- 6.4
EBITA by division	**13**	**- 41**	**n. m.**	**154**	**- 66**	**n. m.**
Gains on disposals	*+ 3*	*–*		*- 193*	*–*	
Restructuring expenses	*–*	*+ 30*		*–*	*+ 70*	
Other one-off items	*- 31*	*+ 16*		*- 29*	*+ 23*	
Underlying EBITA by division	**- 15**	**5**	**n. m.**	**- 68**	**27**	**n. m.**
Capital expenditure	185.8	26.7	n. m.	291.8	138.2	+ 111.1
Employees (30 June)	–	–	–	8,451	8,912	- 5.2

The year-on-year decline in freight rates in almost all trade lanes and the persistent weakness of the US dollar caused a reduction in turnover in the shipping division, amounting to 4.2% in the second quarter of 2007 and 6.4% in the first half of

2007. At € 1.5 billion in the second quarter of 2007 and € 3.0 billion in the first half of 2007, the container business accounted for the bulk of turnover by the division; this corresponded to minus 4.3% and minus 6.6%, respectively. Hapag-Lloyd Kreuzfahrten generated turnover of € 36 million in the second quarter of 2007 and € 86 million in the first half of the year; turnover thus declined by 1.4% year-on-year for the quarter and increased by 1.1% for the first half of the year.

Total earnings by the shipping division stood at € 13 million (previous year: € - 41 million) in the second quarter of 2007 and € 154 million (previous year: € - 66 million) in the first half of the year, a substantial increase year-on-year. Container shipping contributed € 14 million to these earnings in the second quarter, with accumulated earnings of € 152 million in the first half of the year. Hapag-Lloyd Kreuzfahrten generated € - 1 million in the second quarter and € 2 million in the first half of the year. Adjusted for the one-off income from the divestments and the one-off expenses for the integration of CP Ships, underlying earnings fell by € 20 million to € - 15 million in the second quarter of 2007; due to the weak performance in the first quarter of 2007, underlying earnings for the first half of the year declined by € 95 million to € - 68 million in the first half of the year.

Container shipping

Container shipping (incl. CP Ships) – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	1,501.6	1,569.3	- 4.3	2,952.0	3,160.4	- 6.6
EBITA by division	**14**	**- 39**	**n. m.**	**152**	**- 68**	**n. m.**
Gains on disposals	*+ 3*	*–*		*- 193*	*–*	
Restructuring expenses	*–*	*+ 30*		*–*	*+ 70*	
Other one-off items	*- 31*	*+ 16*		*- 29*	*+ 23*	
Underlying EBITA by division	**- 14**	**7**	**n. m.**	**- 70**	**25**	**n. m.**

Reporting structure

In the wake of the operative integration of CP Ships, acquired in October 2005, into Hapag-Lloyd, the freight rates and transport volumes for Hapag-Lloyd and CP Ships have been jointly presented and broken down according to the geographical structure of the trade lanes since the third quarter of 2006. To this end, CP Ships' key figures were broken down accordingly for 2006 and determined statistically for the reference periods in order to create a basis for comparisons.

Turnover and earnings

Turnover by container shipping declined by 4.3% to € 1.5 billion in the second quarter of 2007. For the first half of the year, turnover of € 3.0 billion was recorded, down 6.6% year-on-year. This resulted from the decline in the US dollar exchange rate against the euro and the year-on-year drop in freight rates (Q2 2007: - 5.6% on average; H1 2007: - 6.8% on average) in almost all trade lanes. The transport volume rose by 7.4% to a total of 1,382 thousand standard containers (TEU) year-on-year in the second quarter of 2007 and by 8.6% to a total of 2,697 thousand TEU in the first half of the year.

Earnings rose to € 14 million, up from € - 39 million in the 2006 reference quarter, with accumulated earnings for the first half of the year rising to € 152 million from € - 68 million. Earnings comprised one-off expenses of € 3 million for the divestment of Montreal Gateway Terminals. In addition, one-off income of € 32 million was generated from the revaluation of a risk position formed in the wake of the acquisition of CP Ships, entailing lagging expenses of € 1 million for the integration of

CP Ships. In net terms, one-off effects to be included in underlying EBITA totalled € 31 million. In the 2006 reference quarter, expenses of € 46 million had been incurred in the wake of the integration of CP Ships. For the first half of 2007, gains on disposal from the divestment of Montreal Gateway Terminals and the minority holding in Germanischer Lloyd AG of € 193 million were generated. On the other hand, integration expenses were incurred for CP Ships, while one-off income was generated from the revaluation of the above-mentioned risk position for CP Ships, resulting in an amount of € 29 million in net terms. Adjusted for the one-off effects, underlying earnings in container shipping totalled € - 14 million in the second quarter of 2007 and € - 70 million for the first half of the year. This corresponded to a decline in earnings of € 21 million year-on-year for the second quarter and of € 95 million for the first half of 2007.

Development of the trade lanes

Transport volumes Hapag-Lloyd (incl. CP Ships)

'000 TEU	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Far East	352	302	+ 16.6	687	569	+ 20.7
Trans-Pacific	262	241	+ 8.7	505	463	+ 9.1
Atlantic	381	359	+ 6.1	751	720	+ 4.3
Latin America	228	204	+ 11.8	442	400	+ 10.5
Australasia	159	181	- 12.2	312	331	- 5.7
Total	**1,382**	**1,287**	**+ 7.4**	**2,697**	**2,483**	**+ 8.6**

Freight rates Hapag-Lloyd (incl. CP Ships)

US dollar/TEU	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Far East	1,266	1,211	+ 4.5	1,251	1,208	+ 3.6
Trans-Pacific	1,422	1,513	- 6.0	1,402	1,517	- 7.6
Atlantic	1,451	1,669	- 13.1	1,459	1,677	- 13.0
Latin America	1,345	1,437	- 6.4	1,368	1,465	- 6.6
Australasia	1,179	1,203	- 2.0	1,179	1,239	- 4.8
Ø for all trade lanes	**1,350**	**1,430**	**- 5.6**	**1,348**	**1,447**	**- 6.8**

In its new, integrated structure, Hapag-Lloyd generated growth in transport volume of 7.4% year-on-year in the second quarter of 2007. Accumulated transport volume growth stood at 8.6% for the first half of the year. With the exception of Australasia, all trade lanes reported growth. On the other hand, freight rates declined in almost all trade lanes, the sole exception again being the Far East trade lane. Average freight rates for all trade lanes declined by 5.6% in the second quarter of 2007 and 6.8% in the first half of 2007. Since the beginning of the second quarter of 2007, freight rates have picked up again slightly in almost all trade lanes so that the decline in freight rates slowed down over the previous quarter.

The Far East trade lane again benefited from the strong increase in export volumes from China on its routes from Asia to Europe. This trade lane recorded growth in transport volumes of 16.6% year-on-year in the second quarter and 20.7% in the first half of the year. The Far East trade lane was the only trade lane reporting an increase in freight rates, with growth of 4.5% in the second quarter and 3.6% in the first half of the year. This growth was due to the fact that freight rates could be successfully increased on the routes from Asia to Europe.

The Trans-Pacific trade lane recorded sound growth of 8.7% year-on-year. At 9.1%, the transport volume also grew year-on-year for the first half of the year. Growth slowed down slightly on the routes from Asia to North America; this trend, however, was more than offset by growth in transport volumes in the opposite direction. Competitive pressure intensified on the route from Asia to North America, resulting in a decline in average freight rates of 6.0% in the second quarter and 7.6% in the first half of the year.

In the Atlantic trade lane, the transport volume grew by 6.1% year-on-year in the second quarter of 2007 and 4.3% in the first half of the year. This was primarily attributable to transports from North America to Europe. Freigth rates in this trade lane dropped by 13.1% in the second quarter and 13.0% in the first half of the year. This decline was attributable to persistently strong competition in this trade lane, causing a drop in freight rates, in particular on the routes from Europe to North America.

In the Latin America trade lane, the transport volume grew by 11.8% year-on-year in the second quarter and by 10.5% in the first half of the year. Imports rose particularly strongly on the routes from Asia to North America. Freight rates declined by 6.4% in the second quarter and 6.6% in the first half of the year. This trend affected in particular transports from Europe to Latin America. However, rates picked up again towards the end of the second quarter, a trend that mitigated the year-on-year decline in freight rates to some extent.

In the Australasia trade lane, the transport volume dropped by 12.2% year-on-year in the second quarter and 5.7% in the first half of the year. Average freight rates declined by 2.0% year-on-year in the second quarter and 4.8% in the first half of the year. This decline was primarily attributable to a drop in freight rates in intra-regional transports in Asia already observed at the beginning of 2006.

Hapag-Lloyd Kreuzfahrten

Hapag-Lloyd Kreuzfahrten – Key figures

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover	36.0	36.5	- 1.4	85.9	85.0	+ 1.1
EBITA by division	**- 1**	**- 2**	**+ 50.0**	**2**	**2**	**+/- 0**
Gains on disposals	–	–		–	–	
Restructuring expenses	–	–		–	–	
Other one-off items	–	–		–	–	
Underlying EBITA by division	**- 1**	**- 2**	**+ 50.0**	**2**	**2**	**+/- 0**

Turnover and earnings

In the second quarter of 2007, Hapag-Lloyd Kreuzfahrten continued to record a positive business trend. Passenger numbers rose substantially year-on-year, causing a gratifying increase in the load factor of the ships. In the second quarter of 2007, turnover totalled € 36 million, slightly down 1.4% year-on-year. For the first half of the year, turnover grew by 1.1% to € 86 million.

Earnings in the second quarter of 2007 improved from € - 2 million to € - 1 million year-on-year. At € 2 million, accumulated earnings for the first half of the year matched the previous year's level.

Business trend

In the second quarter of 2007, Hapag-Lloyd Kreuzfahrten continued to record a positive bookings trend. Passenger numbers again grew substantially year-on-year, resulting in an increase in the load factor of the ships. Booking volumes and the load factor rose in a gratifying way in particular for 'Columbus' and 'Bremen'.

Consolidated earnings

Consolidated profit and loss statement

€ million		Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Turnover		5,196.8	5,301.7	- 2.0	9,290.9	9,502.1	- 2.2
Other income		139.7	154.4	- 9.5	465.8	462.4	+ 0.7
Changes in inventories and other own work capitalised		+ 2.1	+ 3.1	- 32.3	+ 4.5	+ 7.3	- 38.4
Cost of material and purchased services		4,108.0	4,027.3	+ 2.0	7,390.0	7,226.5	+ 2.3
Personnel costs		513.7	631.4	- 18.6	1,052.4	1,244.8	- 15.5
Depreciation and amortisation		160.2	167.0	- 4.1	316.9	336.3	- 5.8
Impairment		0.1	15.8	- 99.4	0.1	16.9	- 99.4
Other expenses		564.6	543.9	+ 3.8	1,124.3	1,172.6	- 4.1
Financial result		- 60.1	- 51.8	- 16.0	- 92.8	- 86.3	- 7.5
– Financial income		46.2	42.3	+ 9.2	109.3	112.3	- 2.7
– Financial expenses		106.3	94.1	+ 13.0	202.1	198.6	+ 1.8
Result from companies measured at equity		+ 13.4	+ 10.9	+ 22.9	+ 20.5	+ 15.9	+ 28.9
Earnings before taxes on income		**- 54.7**	**+ 32.9**	**n. m.**	**- 194.8**	**- 95.7**	**- 103.6**
Income taxes		- 122.5	- 10.8	n. m.	- 156.8	- 31.0	n. m.
Result from continuing operations		**+ 67.8**	**+ 43.7**	**+ 55.1**	**- 38.0**	**- 64.7**	**+ 41.3**
Result from discontinuing operations		–	- 4.5	–	–	+ 13.0	–
Group profit/loss		**+ 67.8**	**+ 39.2**	**+ 73.0**	**- 38.0**	**- 51.7**	**+ 26.5**
– attributable to shareholders of TUI AG		+ 56.4	+ 28.6	+ 97.2	- 60.8	- 65.1	+ 6.6
– attributable to minority interests		+ 11.4	+ 10.6	+ 7.5	+ 22.8	+ 13.4	+ 70.1
Basic earnings per share	in €	+ 0.19	+ 0.06	+ 216.7	- 0.29	- 0.31	+ 6.5
Diluted earnings per share	in €	+ 0.19	+ 0.06	+ 216.7	- 0.29	- 0.31	+ 6.5

Turnover

Turnover comprised the turnover of the tourism and shipping divisions and of central operations, which include the holding companies and the Group's real estate companies. In the second quarter of 2007, turnover declined by 2.0% year-on-year to € 5.2 billion. For the first half of the year, turnover decreased by 2.2% to € 9.3 billion. A detailed breakdown of turnover and the turnover trend is presented in the section 'Consolidated turnover and earnings'.

Other income

Other income primarily comprised profits from the sale of fixed and current asset items, supplementary transactions, foreign exchange gains, income from cost reimbursements and income from letting and leasing contracts as well as license agreements. At € 140 million, other income decreased by 9.5% year-on-year in the second quarter of 2007, primarily due to the income from the divestment of the Dutch specialist tour operators in the second quarter of 2006. In the first half of the year, other income totalled € 466 million, reproducing 2006 levels.

Changes in inventories and other own work capitalised

Changes in inventories and other own work capitalised declined year-on-year to € 2 million for the second quarter of 2007 and € 5 million for the first half of 2007. This was primarily due to the industrial activities of Wolf GmbH, still included in the figures for 2006.

Cost of material and purchased services

The cost of material and purchased services comprised the cost of raw materials including fuel, supplies, purchased merchandise and services. In tourism, this item mainly related to the cost of third-party services such as rental and operating lease payments, hotel rental payments, the cost of flight and other transport services as

well as aircraft fuel. In the shipping division, the cost of purchased services primarily included the cost of third-party container transport, bunker costs, port and terminal costs as well as charter, rental and operating lease costs for ships and containers. The cost of material and purchased services rose slightly by 2.0% to € 4.1 billion in the second quarter of 2007 and by 2.3% to € 7.4 billion in the first half of the year, mainly due to an increase in shipping system costs in the shipping division.

Personnel costs

Personnel costs included expenses for wages and salaries, social security contributions as well as pension costs (excluding the interest portion) and benefits. They also included expenses for personnel adjustments in the framework of restructuring processes. Personnel costs declined by 18.6% to € 514 million in the second quarter of 2007 and by 15.5% to € 1.1 billion in the first half of the year. This was due to the achievement of savings effects in the wake of the ongoing restructuring programmes in tourism and shipping as well as the reduction in personnel expenses due to the divestments made in the 2006 financial year.

Depreciation and amortisation

Depreciation and amortisation comprised the amortisation of property, plant and equipment and other intangible assets. At € 160 million, it was 4.1% down year-on-year in the second quarter of 2007. In the first half of 2007, it stood at € 317 million, down 5.8% year-on-year. This was mainly due to the divestments (Wolf GmbH, TUI InfoTec, TQ3) made in the 2006 financial year and the associated reduction in depreciation and amortisation as well as adjustment measures for invested capital.

Other expenses

Other expenses included commissions for tourism services, distribution and advertising expenses, rental and lease expenses, administrative expenses including contributions, charges and fees, expenses for financial and monetary transactions as well as other taxes. Other expenses rose by 3.8% to € 565 million in the second quarter of 2007 and dropped by 4.1% to € 1.1 billion in the first half of the year.

Financial result

The financial result comprised the net interest result, the net result from investments and marketable securities and the result from changes in the fair value of derivative financial instruments, which are subject to strong fluctuations as at the measurement dates and may therefore cause strong fluctuations in financial income and expenses over time. At € - 60 million, the financial result was 16.0% down on the 2006 reference level in the second quarter of 2007 and comprised financial income of € 46 million (previous year: € 42 million) as well as financial expenses of € 106 million (previous year: € 94 million). For the first half of 2007, the financial result also declined by 7.5% to € - 93 million. It comprised financial income of € 109 million (previous year: € 112 million) and financial expenses of € 202 million (previous year: € 199 million).

Result from companies measured at equity

The result from companies measured at equity comprised the interest in net result for the year of the associated companies and joint ventures as well as necessary impairments of goodwill of these companies. At € 13 million for the second quarter of 2007 and € 21 million for the first half of the year, it grew by 22.9% and 28.9%, respectively. It mainly resulted from the development of earnings of the companies measured at equity operating in the destinations sector. Impairments of goodwill were not required.

Income taxes

Income taxes comprised taxes on the profits from ordinary business activities of the continuing operations. Income taxes totalled € - 123 million in the second quarter of 2007 (previous year: € - 11 million) and € - 157 million in the first half of 2007 (previous year: € - 31 million). The tax item in the second quarter of 2007 primarily benefited from the reorganisation of structures under German company law in the wake of preparing for the merger between TUI's tourism entities and First Choice.

Result from discontinuing operations

In the first half of 2007, the TUI Group no longer held any discontinuing operations so that no earnings were generated. In the second quarter of 2006, earnings from discontinuing operations had accounted for € 5 million, with earnings of € 13 million for the first half of 2006. A detailed breakdown of the development of these earnings is provided in the section 'Result from discontinuing operations' in the notes.

Group profit

Group profit totalled € 68 million (previous year: € 39 million) in the second quarter of 2007, up 73.0%. For the first half of 2007, Group profit also rose by 26.5% to € - 38 million (previous year: € - 52 million). The decline in earnings by continuing operations was more than offset by the above-mentioned positive tax effect from the reorganisation of the structure of tourism entities under company law.

Minority interests

Minority interests in Group profit totalled € 11 million for the second quarter of 2007 and € 23 million for the first half of 2007. They almost exclusively related to companies in the destinations sector.

Earnings per share

After deduction of minority shares, TUI AG shareholders accounted for € 56.4 million of Group profit in the second quarter of 2007, up 97.2% year-on-year. As a result, basic earnings per share amounted to € + 0.19 (previous year: € + 0.06) in the second quarter. In the first half of the year, TUI AG shareholders accounted for € - 60.8 million after deduction of minority shares, a further improvement of 6.6%. Basic earnings per share in the first half of 2007 thus totalled € - 0.29 (previous year: € - 0.31).

Earnings indicators

Profit and loss statement indicators of the continuing operations

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Earnings before interest, taxes, depreciation, amortisation and rent (EBITDAR)	**466.5**	**556.7**	**- 16.2**	**835.0**	**933.9**	**- 10.6**
Operating rental expenses	299.8	284.9	+ 5.2	597.0	559.2	+ 6.8
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**166.7**	**271.8**	**- 38.7**	**238.0**	**374.7**	**- 36.5**
Depreciation/amortisation less reversals of depreciation[1]	161.4	183.0	- 11.8	316.1	355.4	- 11.1
Earnings before interest, taxes and amortisation of goodwill (EBITA)	**5.3**	**88.8**	**- 94.0**	**- 78.1**	**19.3**	**n. m.**
Amortisation of goodwill	–	–	–	–	–	–
Earnings before interest and taxes (EBIT)	**5.3**	**88.8**	**- 94.0**	**- 78.1**	**19.3**	**n. m.**
Interest result	- 60.0	- 55.9	- 7.3	- 116.7	- 115.0	- 1.5
Earnings before taxes (EBT)	**- 54.7**	**32.9**	**n. m.**	**- 194.8**	**- 95.7**	**- 103.6**

[1] on property, plant and equipment as well as intangible assets, investments and current assets

Operating rental expenses

Operating rental expenses of the continuing operations amounted to € 300 million (previous year: € 285 million) in the second quarter of 2007 and to € 597 million (previous year: € 559 million) in the first half of the year.

Interest result

The interest result of the continuing operations totalled € - 60 million (previous year: € - 56 million) in the second quarter of 2007 and € - 117 million (previous year: € - 115 million) in the first half of the year.

Net assets and financial position

The Group's balance sheet total rose by 16.9% to € 15.2 billion as against the end of 2006. The changes in the consolidated balance sheet essentially resulted from the tourism cycle. In addition, the Group's net assets and financial position were affected by the acquisitions and divestments (see section 'Acquisitions – divestments' in the notes).

Assets and liabilities

€ million	30 June 2007	31 Dec 2006
Non-current assets	10,317.9	10,141.2
Current assets	4,892.4	2,872.8
Assets	**15,210.3**	**13,014.0**
Equity	3,263.3	2,995.1
Provisions	2,137.7	2,436.6
Financial liabilities	4,603.2	3,899.6
Other liabilities	5,206.1	3,682.7
Liabilities	**15,210.3**	**13,014.0**

Non-current assets

As at 30 June 2007, non-current assets accounted for 67.8% of total assets, compared with a share of 77.9% as at 31 December 2006. Non-current assets rose from € 10.1 billion to € 10.3 billion in the period under review. This increase was mainly attributable to the increase in other receivables.

Current assets

As at 30 June 2007, current assets accounted for 32.2% of total assets, up from 22.1% as at 31 December 2006. Current assets rose from € 2.9 billion as at 31 December 2006 to € 4.9 billion as at 30 June 2007. This change was in particular attributable to the increase in trade accounts receivable in the tourism business and the increase in cash and cash equivalents from advance payments received in tourism.

Equity

Equity totalled € 3.3 billion as at 30 June 2007. The equity ratio stood at 21.5%, compared with 23.0% at the end of the 2006 financial year. Detailed information on the changes is provided under 'Changes in equity' in the notes on this interim report.

Provisions

Provisions mainly included provisions for pension obligations, effective and deferred income tax provisions and provisions for typical operating risks. As at 30 June 2007, they totalled € 2.1 billion and were thus € 299 million or 12.3% down on 31 December 2006. This was essentially due to a further increase in the long-term market interest rate as at the closing date, to be taken into account in the framework of the measurement of pension obligations. The effect mainly related to obligations in the UK to be recognised in the balance sheet.

Financial liabilities

As at 30 June 2007, financial liabilities comprised non-current financial liabilities of € 4.2 billion and current financial liabilities of € 0.4 billion. As at 31 December 2006, non-current assets stood at € 3.5 billion, with current financial liabilities of € 0.4 billion. The increase in non-current financial liabilities resulted from the convertible bond worth around € 0.7 billion issued in the second quarter of 2007. At the end of the first half of the 2007 financial year, net debt totalled € 2.7 billion (down from € 3.2 billion at the end of the 2006 financial year). The decline in net debt was attributable to the typical seasonal business trend in tourism and the divestments (Montreal Gateway Terminals, Germanischer Lloyd) made in the first quarter of 2007.

Other liabilities

As at 30 June 2007, other liabilities stood at € 5.2 billion, up € 1.5 billion or 41.4% as against 31 December 2006. This was mainly due to the increase in advance payments received in the tourism business.

Other segment indicators

Capital expenditure

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Tourism	**96.3**	**151.9**	**- 36.6**	**185.1**	**348.1**	**- 46.8**
Central Europe	4.2	59.8	- 93.0	11.7	174.7	- 93.3
Northern Europe	23.4	19.6	+ 19.4	37.6	28.2	+ 33.3
Western Europe	7.6	13.2	- 42.4	14.5	42.1	- 65.6
Destinations	61.1	53.3	+ 14.6	121.3	92.7	+ 30.9
Other tourism	–	6.0	–	–	10.4	–
Shipping	**185.8**	**26.7**	**n. m.**	**291.8**	**138.2**	**+ 111.1**
Central operations	**3.2**	**4.2**	**- 23.8**	**5.2**	**8.2**	**- 36.6**
Continuing operations	**285.3**	**182.8**	**+ 56.1**	**482.1**	**494.5**	**- 2.5**
Trading	–	0.2	–	–	2.0	–
Discontinuing operations	**–**	**0.2**	**–**	**–**	**2.0**	**–**
Total	**285.3**	**183.0**	**+ 55.9**	**482.1**	**496.5**	**- 2.9**

Depreciation of property, plant and equipment

€ million	Q2 2007	Q2 2006	Var. %	H1 2007	H1 2006	Var. %
Tourism	**89.0**	**91.0**	**- 2.2**	**174.2**	**178.5**	**- 2.4**
Central Europe	13.3	15.4	- 13.6	26.9	31.4	- 14.3
Northern Europe	36.0	31.5	+ 14.3	69.1	59.2	+ 16.7
Western Europe	17.6	17.5	+ 0.6	35.8	34.6	+ 3.5
Destinations	22.1	20.2	+ 9.4	42.4	40.7	+ 4.2
Other tourism	–	6.4	–	–	12.6	–
Shipping	**69.8**	**81.4**	**- 14.3**	**139.7**	**160.7**	**- 13.1**
Central operations	**1.4**	**10.4**	**- 86.5**	**3.0**	**14.0**	**- 78.6**
Continuing operations	**160.2**	**182.8**	**- 12.4**	**316.9**	**353.2**	**- 10.3**
Trading	–	–	–	–	–	–
Discontinuing operations	**–**	**–**	**–**	**–**	**–**	**–**
Total	**160.2**	**182.8**	**- 12.4**	**316.9**	**353.2**	**- 10.3**

Employees

	30 June 2007	31 Dec 2006	Var. %
Tourism	52,081	44,409	+ 17.3
Central Europe	9,752	9,411	+ 3.6
Northern Europe	14,242	14,711	- 3.2
Western Europe	6,734	6,504	+ 3.5
Destinations	21,353	13,783	+ 54.9
Other tourism	–	–	–
Shipping	8,451	8,571	- 1.4
Central operations	920	950	- 3.2
Continuing operations	**61,452**	**53,930**	**+ 13.9**
Trading	–	–	–
Discontinuing operations	–	–	–
Total	**61,452**	**53,930**	**+ 13.9**

Prospects

For 2007, economists expect the stable growth of the world economy to continue. In the US, business investments are beginning to rise. This trend is expected to boost growth in the US in the current second half of the year. Japan, too, is expected to record a continuation of its strong economic expansion. For the eurozone, experts expect business activity to pick up in the rest of the year and in 2008. Following further strong growth in real gross domestic product in the summer of 2007, the expansion trend is expected to slow down slightly. As in previous periods, the world economy will be boosted by the expected dynamic growth in the emerging economies, China and India.

The positive economic environment in the key source markets in tourism is expected to ensure sustained growth in demand in the travel market. The growth trend is reflected by the Group's current bookings situation for the 2007 summer season. The future growth momentum may vary in the different source markets. In shipping, a recovery of freight rate levels is emerging against the backdrop of a positive economic environment, a trend expected to be boosted by growth in world trade in the second half of 2007. The risk/reward profile of the shipping division will depend on the further development of the external cost components.

Tourism

Bookings for the 2006/2007 winter season, which ended in April, closed at growth of 8.5% in customer numbers and 4.9% in booked turnover at Group level. Bookings for the current 2007 summer season have shown an overall gratifying level. At Group level, bookings are currently up 7.9% year-on-year in terms of customer numbers and 3.5% in terms of booked turnover, with variations in the large source markets: The Central Europe sector with the large source market Germany reported a considerable year-on-year increase in booked turnover and customer numbers. The Northern Europe sector also achieved an overall increase in customer numbers; however, booked turnover in this sector decreased year-on-year. The turnover trend observed reflects in particular the currently difficult market environment in the British mass market. The Nordic countries, in contrast, have continued their positive trend. In the Western Europe sector, all sub-markets achieved growth in booked turnover. In France, customer numbers are still slightly down year-on-year.

Booking numbers

Year-on-year variation in %	Winter 2006/2007 Turnover	Winter 2006/2007 Customers	Summer 2007 Turnover	Summer 2007 Customers
Germany	+ 3.5	+ 7.8	+ 5.8	+ 11.7
Switzerland	+ 20.5	+ 20.1	+ 20.5	+ 12.9
Austria	+ 8.3	+ 2.3	- 1.0	- 3.4
Eastern Europe	+ 15.0	+ 9.3	+ 21.0	+ 16.2
Central Europe	**+ 4.7**	**+ 7.9**	**+ 6.1**	**+ 10.7**
UK	- 3.2	+ 10.7	- 4.9	+ 4.9
Nordic countries	+ 24.4	+ 8.4	+ 5.5	+ 3.1
Northern Europe	**+ 3.5**	**+ 10.0**	**- 3.4**	**+ 4.0**
France	+ 3.8	+ 6.1	+ 2.8	- 1.7
Netherlands	+ 12.2	+ 1.8	+ 15.8	+ 11.4
Belgium	+ 14.7	+ 14.1	+ 9.6	+ 9.3
Western Europe	**+ 8.1**	**+ 7.3**	**+ 8.8**	**+ 6.3**
Group	**+ 4.9**	**+ 8.5**	**+ 3.5**	**+ 7.9**

As at 27 April 2007 for the winter season, 27 July 2007 for the summer season

Concerning the development of earnings (underlying earnings before interest, taxes and amortisation of goodwill – underlying EBITA by division), an uneven trend is emerging. Based on the gratifying bookings situation for the 2007 summer season in the Central Europe sector, a positive trend is expected for the tour operator segment. This trend is contrasted by a temporary burden caused by a decline in the seat load factor in the flight segment. Overall, the Central Europe sector is expected to fall short of its good performance in 2006. The development of earnings by the Northern Europe sector was impacted by the difficult market environment in the British mass market in the first half of 2007. From today's perspective, the business trend is expected to pick up again in the second half of 2007. Earnings improvements will also result from the realisation of cost savings potentials from the ongoing restructuring programmes and those completed in previous periods. However, overall the Northern Europe sector is not expected to fully match the good performance achieved in 2006. In the framework of the recovery trends observed in the French market and the stable business trends in the Dutch and Belgian markets, overall earnings by the Western Europe sector are expected to rise considerably. Earnings by the destinations sector are expected to grow year-on-year due to the positive operating development of the hotel companies.

Shipping

In the shipping division, the development of earnings is primarily characterised by the year-on-year decline in freight rate levels. In the second quarter of 2007, freight rates started to recover on the previous quarter. This applies in particular to outbound Asian transports in the Far East trade lane. Against the background of the freight rate trend observed, positive operating profit contributions are expected for the second half of 2007.

Irrespective of the currently positive volume trend in container shipping, turnover is impacted by the current weakness of the US dollar and the decrease in average freight rates. The rise in freight rate levels which has begun to emerge, however, is expected to go hand in hand with corresponding turnover growth in the second half of 2007, with the US dollar expected to remain low.

Central operations

From today's perspective, central operations will fall slightly short of the previous year's level.

Group

Overall, the Group's continuing operations are expected to show a stable turnover trend in 2007. Concerning the development of the operative business for the Group's existing structure, the Executive Board maintains its cautiously optimistic assessment since an improvement in operating earnings can be expected for the second half of 2007 based on the strong level of incoming bookings recorded in tourism over the previous weeks and the increase in freight rates in shipping. Due to the merger between the TUI Group's tourism entities and the British travel group First Choice Holidays PLC at the beginning of September and the associated earnings effects of the first-time consolidation of the sectors newly included in consolidation, a final assessment of the development of earnings by the end of 2007 is not possible yet at the current point in time.

Corporate Governance

In the course of the second quarter of 2007, the composition of the Executive Board and Supervisory Board of TUI AG did not change.

At the beginning of the third quarter, on 11 July 2007, the Supervisory Board appointed Peter Long, CEO of First Choice Holidays PLC since 1999 and CEO of the future TUI Travel PLC, an ordinary member of TUI AG's Executive Board. The appointment will take effect upon completion of the merger between TUI's tourism division and First Choice Holidays into TUI Travel PLC, probably as of 3 September. Alongside Peter Rothwell, Peter Long will be in charge of tourism.

Christoph R. Mueller, the director in charge of the airlines, will switch to the Executive Board of TUI Travel PLC and will resign from his office as a member of TUI AG's Executive Board due to this appointment, scheduled as of 3 September 2007.

The current, complete composition of the Executive Board and Supervisory Board is presented on the Company's website (www.tui-group.com), where it is permanently accessible to the general public.

Interim Financial Statements

Condensed profit and loss statement of the TUI Group for the period from 1 January to 30 June

€ million	Q2 2007	Q2 2006	H1 2007	H1 2006
Turnover	5,196.8	5,301.7	9,290.9	9,502.1
Other income	139.7	154.4	465.8	462.4
Changes in inventories and other own work capitalised	+ 2.1	+ 3.1	+ 4.5	+ 7.3
Cost of material and purchased services	4,108.0	4,027.3	7,390.0	7,226.5
Personnel costs	513.7	631.4	1,052.4	1,244.8
Depreciation and amortisation	160.2	167.0*	316.9	336.3*
Impairment	0.1	15.8	0.1	16.9
Other expenses	564.6	543.9	1,124.3	1,172.6
Financial income	46.2	42.3	109.3	112.3
Financial expenses	106.3	94.1	202.1	198.6
Result from companies measured at equity	+ 13.4	+ 10.9	+ 20.5	+ 15.9
Earnings before taxes on income	**- 54.7**	**+ 32.9**	**- 194.8**	**- 95.7**
Income taxes	- 122.5	- 10.8*	- 156.8	- 31.0*
Result from continuing operations	**+ 67.8**	**+ 43.7**	**- 38.0**	**- 64.7**
Result from discontinuing operations	+ 0.0	- 4.5	+ 0.0	+ 13.0
Group profit/loss	**+ 67.8**	**+ 39.2**	**- 38.0**	**- 51.7**
Group profit/loss attributable to shareholders of TUI AG	+ 56.4	+ 28.6	- 60.8	- 65.1
Group profit/loss attributable to minority interests	+ 11.4	+ 10.6	+ 22.8	+ 13.4
Group profit/loss	**+ 67.8**	**+ 39.2**	**- 38.0**	**- 51.7**

€	Q2 2007	Q2 2006	H1 2007	H1 2006
Basic earnings per share	**+ 0.19**	**+ 0.06**	**- 0.29**	**- 0.31**
from continuing operations	+ 0.19	+ 0.08	- 0.29	- 0.36
from discontinuing operations	–	- 0.02	–	+ 0.05
Diluted earnings per share	**+ 0.19**	**+ 0.06**	**- 0.29**	**- 0.31**
from continuing operations	+ 0.19	+ 0.08	- 0.29	- 0.36
from discontinuing operations	–	- 0.02	–	+ 0.05

* As a result of the finally completed purchase price allocation in the financial year 2006 concerning the acquisition of the CP Ships Group, the depreciation within Q2 2006 (within H1 2006) decreased by € 0.3 million to € 167.0 million (by € 0.6 million to € 336.3 million). Taking into account the tax effect, the result from continuing operations increased by € 0.4 million (by € 0.8 million). The previous year values were adjusted accordingly.

Condensed consolidated balance sheet of the TUI Group

€ million	30 June 2007	31 Dec 2006
Assets		
Goodwill	3,097.7	3,134.8
Other intangible assets	564.2	604.9
Investment property	84.1	95.7
Property, plant and equipment	5,257.5	5,145.7
Companies measured at equity	469.1	407.7
Financial assets available for sale	118.8	117.3
Trade accounts receivable and other receivables	462.0	351.7
Derivative financial instruments	11.6	7.8
Deferred income tax claims	252.9	275.6
Non-current assets	**10,317.9**	**10,141.2**
Inventories	230.7	129.3
Financial assets available for sale	6.5	5.8
Trade accounts receivable and other receivables	2,328.3	1,778.0
Derivative financial instruments	194.5	76.2
Current income tax claims	71.8	23.4
Cash and cash equivalents	1,904.2	688.7
Assets held for sale	156.4	171.4
Current assets	**4,892.4**	**2,872.8**
	15,210.3	**13,014.0**

€ million	30 June 2007	31 Dec 2006
Equity and liabilities		
Subscribed capital	641.7	641.7
Capital reserves	2,468.0	2,396.2
Revenue reserves	- 424.8	- 613.1*
Hybrid capital	294.8	294.8
Equity before minority interests	**2,979.7**	**2,719.6**
Minority interests	283.6	275.5
Equity	**3,263.3**	**2,995.1**
Pension provisions and similar obligations	762.2	1,056.1
Current income tax provisions	221.3	177.0
Deferred income tax provisions	47.5	53.5*
Other provisions	424.2	445.1*
Non-current provisions	**1,455.2**	**1,731.7**
Financial liabilities	4,155.3	3,477.6
Derivative financial instruments	46.7	27.0
Other liabilities	31.7	28.3
Non-current liabilities	**4,233.7**	**3,532.9**
Non-current provisions and liabilities	**5,688.9**	**5,264.6**
Pension provisions and similar obligations	31.3	29.0
Current income tax provisions	51.1	87.8
Other provisions	600.1	588.1*
Current provisions	**682.5**	**704.9**
Financial liabilities	447.9	422.0
Trade accounts payable	2,331.2	1,958.4
Derivative financial instruments	101.0	116.2
Other liabilities	2,632.3	1,550.7
Current liabilities	**5,512.4**	**4,047.3**
Liabilities related to assets held for sale	**63.2**	**2.1**
Current provisions and liabilities	**6,258.1**	**4,754.3**
	15,210.3	13,014.0

* Within the actual reporting period the valuation method concerning provisions in conjunction with aircraft maintenance was adjusted. The previous year values were adjusted accordingly. As at 31 Dec 2006, the appropriate provisions increased by € 21.8 million altogether. At the same time the deferred income tax provisions decreased by € 6.6 million.

Statement of recognised income and expenses

€ million	H1 2007	H1 2006
Currency translation	- 7.2	- 210.4
Change in value with no effect on net income from companies measured at equity	21.9	- 15.0
Reserves for change in value of financial instruments	84.5	- 111.4
Actuarial gains and losses from pension obligations and associated fund assets	284.7	197.0
Tax item directly offset against equity	- 149.4	- 14.2
Income and expenses directly recognised in equity	**234.5**	**- 154.0**
Group profit	- 38.0	- 51.7
Total income and expenses recognised in the financial year	**196.5**	**- 205.7**
- attributable to shareholders of TUI AG	175.7	- 208.5
- attributable to minority interests	20.8	2.8

Condensed cash flow statement

€ million	H1 2007	H1 2006
Cash flow from operating activities	817.4	909.1
Cash flow from investing activities	- 220.1	259.1
Cash flow from financing activities	658.7	- 364.0
Change in funds with cash effect	**1,256.0**	**804.2**
Change in cash and cash equivalents due to changes in consolidation and exchange rate fluctuations	**3.4**	**- 10.1**
Cash and cash equivalents at the beginning of the period	**688.7**	**607.5**
Cash and cash equivalents at the end of the period	**1,948.1**	**1,401.6**
of which included in the balance sheet item assets classified held for sale	43.9	0.0
Cash and cash equivalents at the end of the period for continuing operations	**1,904.2**	**1,401.6**

Notes

Accounting principles

The Group's interim financial statements as at 30 June 2007 were prepared in a condensed form compared with the consolidated annual financial statements in accordance with IAS 34 'Interim Financial Reporting'. The only deviation from the historical cost principle was the accounting method applied in measuring financial instruments.

As of the beginning of the 2007 financial year, the following statutory standards revised or newly issued by the IASB were applicable: IAS 1 'Presentation of Financial Statements' (amendment concerning capital disclosures) and IFRS 7 'Financial Investments: Disclosures'. These newly applicable standards comprise provisions on disclosures to be provided in the notes on consolidated financial statements. The application of these standards therefore did not have any effects on financial reporting in the framework of the interim financial statements for the 2007 financial year. In addition, the following Interpretations newly issued by the IFRIC are compulsory for this interim report for the fist time: IFRIC 10 'Interim Financial Reporting and Impairment' and IFRIC 11 'Group and Treasury Share Transactions' according to IFRS 2. The application of these Interpretations did not have any effects on these interim financial statements.

As a matter of principal the interim financial statements as at 30 June 2007 were prepared in accordance with the same accounting and measurement principles as those applied in the preceding consolidated financial statements as at 31 December 2006. A deviation was made concerning the measurement method applied to provisions for aircraft maintenance operations, which was changed in the current period under review. As at 31 December 2006, the corresponding provisions herefrom rose by a total of € 21.8 million. At the same time, the provisions for deferred income taxes decreased by € 6.6 million. The corresponding figures for 2006 were restated. In addition, in accordance with IAS 33.12, the after-tax amount of the dividend on the hybrid capital was deducted from Group profit attributable to TUI AG shareholders in calculating earnings per share since the hybrid capital represents equity but does not represent equity attributable to TUI AG shareholders. The corresponding figure for 2006 was restated accordingly.

Since the purchase price allocation for the acquisition of the CP Ships Group was finalised in the 2006 financial year, depreciation and amortisation for the first half of 2006 declined by € 0.6 million. Taking account of the tax effect, earnings from continuing operations rose by € 0.8 million. The previous year's figures were restated accordingly. The restatements of the original purchase price allocations are outlined in detail in the notes on the consolidated financial statements as at 31 December 2006.

Since the integration of the business operations of the CP Ships Group into the Hapag-Lloyd Group has largely been completed, the primary currency characterising the joint transport routes and the customer base in container shipping is no longer the euro but the US dollar. The primary economic environment for container shipping operations, i.e. the key environment within which cash and cash equivalents are received and spent, therefore changed to the US dollar region. Since 1 January 2007, the US dollar has therefore had to be used as the functional currency of the operative container shipping companies in accordance with IAS 21.35.

Group of consolidated companies

The consolidated financial statements included all major subsidiaries in which TUI AG was able to directly or indirectly govern the financial or operating policies such that the Group obtained benefits from the activities of these companies.

The interim financial statements as at 30 June 2007 included a total of 41 domestic and 335 foreign subsidiaries, besides TUI AG.

Since 31 December 2006, four companies were newly included in the group of consolidated companies due to an expansion of their business activities. An additional two newly formed companies were consolidated for the first time. Four of the companies newly added related to the tourism division, while one company each related to the shipping division and central operations.

Since 31 December 2006, a total of 17 companies were removed from consolidation. Fifteen companies related to the shipping division. They were deconsolidated due to the liquidation of these companies. An additional two companies relating to the tourism division were removed from consolidation; one of them was deconsolidated due to the divestment of 50% of the corresponding shares, and the other one was removed from consolidation due to a merger.

Acquisitions – divestments

With purchase contract dated 31 January 2007, the TUI Deutschland GmbH tour operator acquired the remaining 25%, in addition to the 75% already held, of the capital stock of E.V.S. Beteiligungsgesellschaft mbH, Rengsdorf, a company already included in the TUI's group of consolidated companies, at a purchase price of € 19.1 million.

With effect from 5 January 2007, the minority share in Germanischer Lloyd AG held by Hapag-Lloyd was sold at a purchase price of € 15.1 million. As at the end of the 2006 financial year, this minority share was classified as a non-current asset held for sale in accordance with IFRS 5. The corresponding asset was therefore shown in a separate balance sheet item as at 31 December 2006.

On 21 February 2007, CP Ships Limited concluded an agreement on the sale of the material assets and liabilities of Montreal Gateway Terminals to Montreal Gateway Terminals Limited Partnership, a company set up by Morgan Stanley Infrastructure Partners for this purpose. The agreements took effect as of 9 March 2007. Montreal Gateway Terminals were part of the business of CP Ships, the container shipping line acquired in 2005.

Until 9 March of the current financial year, Montreal Gateway Terminals generated turnover of € 17.1 million and earnings after taxes of € 1.4 million. In the first quarter of 2006, turnover had totalled € 25.8 million with earnings of € 9.9 million.

The container terminal business was acquired by Montreal Gateway Terminals Limited Partnership at a price of € 324.6 million in the form of an asset deal. The purchase price was largely paid in cash, with the remainder paid in the form of a transfer of an interest of around 20% in the new company. This interest was included in the framework of at equity measurement by the TUI Group. After deduction of the selling expenses of € 4.3 million, the divestment generated overall positive earnings before taxes of € 177.7 million in the shipping division in the first six months of the 2007 financial year.

Since the sales negotiations became increasingly specific, the material assets and liabilities of Montreal Gateway Terminals were classified as a disposal group in accordance with IFRS 5 as at the end of the 2006 financial year and were therefore shown in separate balance sheet items as at 31 December 2006.

Discontinuing operations

With the divestment of the US steel service companies of Preussag North America Inc. to financial investor Platinum Equity in May 2006 and the divestment of the majority interest in Wolf GmbH, a company in the heating and air conditioning sector, to Centrotec Sustainable AG in October 2006, the TUI Group sold its last remaining industrial interests.

As a result, the TUI Group now comprises the two core businesses tourism and shipping.

Currently, there are no discontinuing operations. The tables shown below provide an overview of the development of discontinuing operations in the 2006 reference period.

Result from discontinuing operations

Besides the operating income and expenses of these operations, the 2006 result from discontinuing operations also included effects of the deconsolidation of companies already divested in these sectors.

Result from discontinuing operations (after income tax)

€ million	Q2 2007	Q2 2006	H1 2007	H1 2006
Trading	–	7.6	–	19.8
Energy	–	–	–	–
Sub-total – Earnings after taxes	–	**7.6**	–	**19.8**
Trading	–	- 12.1	–	- 12.1
Energy	–	–	–	5.3
Sub-total – Result from divestment/deconsolidation	–	**- 12.1**	–	**- 6.8**
Trading	–	- 4.5	–	7.7
Energy	–	–	–	5.3
Total – Result from discontinuing operations	–	**- 4.5**	–	**13.0**

Material items of the profit and loss statement of the discontinuing operations

€ million	Q2 2007	Q2 2006	H1 2007	Trading H1 2006
Turnover	–	123.0	–	401.0
Operating income	–	0.2	–	0.3
Depreciation/amortisation	–	–	–	–
Other operating expenses	–	113.1	–	372.1
Financial income	–	0.3	–	0.4
Financial expenses	–	0.8	–	1.4
Result from companies measured at equity	–	+ 0.1	–	+ 0.6
Earnings before taxes	–	9.7	–	28.8
Income taxes	–	2.1	–	9.0
Earnings after taxes	–	**7.6**	–	**19.8**

Cash flows from operating, investing and financing activities of the discontinuing operations

€ million	Q2 2007	Q2 2006	H1 2007	Trading H1 2006
Cash flow from operating activities	–	- 5.6	–	- 17.4
Cash flow from investing activities	–	- 0.2	–	- 2.0
Cash flow from financing activities	–	2.5	–	18.4
Change in cash and cash equivalents due to exchange rate fluctuations	–	–	–	0.1
Development of cash and cash equivalents	–	**- 3.3**	–	**- 0.9**

Notes on the consolidated profit and loss statement

The year-on-year development of the consolidated profit and loss statement was essentially characterised by changes in the group of consolidated companies. In the first half of 2006, the interests in Wolf GmbH (heating and air conditioning technology) and the TUI InfoTec Group (IT services) were fully included in consolidation. In addition, the business travel operations of the TQ3 Group and the specialist travel activities of TUI Nederland were included in consolidation for most of the 2006 reporting period. Moreover, the US steel service companies of the PNA Group were carried as a discontinuing operation until 9 May 2006. These companies were divested in the course of the 2006 financial year and were therefore not fully consolidated in the current period under review. Moreover, the Explorers Travel Club Group was only included in the TUI Group's group of consolidated companies as of the third quarter of the 2006 financial year. As a result, a year-on-year comparison of the first six months of the current financial year with the respective comparative period in 2006 is of limited use only for the continuing operations.

In the course of the 2006 financial year, the operative business of the CP Ships Group, acquired in 2005, was almost fully integrated into the Hapag-Lloyd Group. In the 2006 reference period, restructuring expenses had totalled around € 70 million. While the shipping division did not incur any such expenses in the first half of the current financial year, it posted book profits totalling € 192.8 million from the divestment of its minority interest in Germanischer Lloyd AG and the material assets and liabilities of Montreal Gateway Terminals.

Overall, turnover by the shipping division dropped, primarily due to the decline in freight rates in almost all trade lanes and the persistent weakness of the US dollar. Adjusted for one-off income from divestments and one-off expenses for the inte-

gration of CP Ships, earnings in the first half of the year therefore fell below 2006 levels, primarily due to the weak performance in the first quarter of 2007.

The development of earnings by the tourism division in the 2006 reference period was mainly determined by income of € 162.5 million from the divestment of the TQ3 Group (Other tourism sector) and the Dutch specialist tour operators.

Even adjusted for the special one-off effects of the 2006 reference period, earnings by the tourism division declined year-on-year, with an overall increase in turnover.

This was in particular attributable to the persistently difficult market environment in the Northern Europe sector. The Scandinavian source markets continued to increase their business volume year-on-year. In the UK, income of € 5.8 million (previous year: € 0 million) was generated from two aircraft sale-and-lease-back agreements. Here, however, the difficult market environment caused a decline both in turnover and earnings. In addition, earnings in the first half of the 2007 financial year were also impacted by one-off effects. So expenses incurred for the conversion of the air passenger duty in the UK which could not be rolled over to passengers and the revaluation of maintenance provisions for aircraft in the framework of the adoption of uniform accounting and measurement methods in connection with the merger of material parts of TUI's tourism division and First Choice of around € 20 million had to be considered. In the 2006 reference period, earnings were not impacted by such expenses.

On the other hand, turnover rose to some extent substantially in the Central and Western Europe sectors. In the 2006 reference period, the Central Europe sector was impacted by restructuring expenses of € 6.2 million. Such expenses were not incurred in the current period under review. In addition, the Central Europe sector posted income of € 10.8 million (previous year: around € 17 million) from four aircraft sale-and-lease-back agreements in the first half of the financial year under review. On the other hand, expenses were incurred in connection with the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express for the establishment of the new master brand TUIfly.com. Besides these one-off expenses, however, earnings were further impacted by the decline in the seat load factor in the flight sector. In net terms, earnings in the Central Europe sector thus fell short of 2006 levels.

Earnings in the Western Europe sector also fell slightly short of 2006 levels, with regional variations. The decline in earnings in the first half of the year was partly attributable to one-off expenses due to restructuring costs of € 2.6 million in source market Netherlands and of € 1.6 million in source market France. In the 2006 reference period, no such expenses were incurred. In addition, income from aircraft sale-and-lease-back agreements worth around € 5 million was generated in 2006.

The destinations sector achieved a substantial increase in its turnover year-on-year, due to the positive operative development of hotel companies and incoming agencies. Adjusted for one-off expenses and one-off income incurred in the 2006 reference period, earnings dropped slightly below 2006 levels.

In 2006, earnings by other operative companies were affected by one-off income of € 40.8 million by the real estate companies from the divestment of 'Schacht Konrad'. Another factor to be taken into account was the fact that Wolf GmbH was no longer included in consolidation in the period under review.

Earnings by the holding companies in the 2006 reference period benefited from earnings of € 15.0 million from the fair value measurement of the conversion options of the convertible bond issued in October 2003. Since, with effect from 3 April 2006, TUI AG irrevocably waived its option, to be exercised unilaterally, of being able to deliver cash if a conversion option should be exercised, fair value measurement in profit or loss has no longer applied since 3 April 2006. In addition, earnings by the holding companies were impacted by one-off restructuring expenses, primarily for severance payments, of € 6.1 million (previous year: € 0 million) in the current period under review. The strong year-on-year increase in tax income resulted from the implications of known tax effects of the planned reorganisation of the corporate structure of the German tourism entities in connection with the establishment of TUI Travel PLC and the effects of the first-time recognition of the newly issued 2007/2012 convertible bond on deferred taxes in the balance sheet.

Overall, the earnings situation was characterised by the seasonal nature of the tourism business. Due to the business cycles, profit contributions in the tourism division predominantly arise in the second and third quarter of any one year.

In the first half of the 2007 financial year, no unusual expenses or income from the divestment of discontinuing operations had to be reported. In the 2006 reference period, unusual expenses after tax of around € 7 million were incurred. These expenses resulted from the deconsolidation of the PNA Group totalling € 12.1 million and income of € 5.3 million resulting from the payment of previously disputed dividend claims on a company of the Preussag Energie Group.

Notes on the consolidated balance sheet

The changes in the consolidated balance sheet as against 31 December 2006 mainly resulted from the cycle of the tourism business. Both inventories, trade accounts receivable and the corresponding trade accounts payable in the tourism division rose due to the seasonal development in tourism. Due to the increase in advance payments in tourism, other liabilities as well as liquid funds also rose within that period.

Goodwill declined as against 31 December 2006. This was mainly due to the reclassification of assets held for sale in accordance with IFRS 5, outlined in the section below.

The increase in financial liabilities compared with the level as at 31 December 2006 mainly resulted from the uncollateralised non-subordinated convertible bond issued by TUI AG in May 2007. This was one of the reasons for the increase in liquid funds.

Assets held for sale and related liabilities

€ million	30 June 2007	31 Dec 2006
Non-current assets	156.4	171.4
Assets held for sale	**156.4**	**171.4**
Liabilities related to non-current assets	63.2	2.1
Liabilities from assets held for sale	**63.2**	**2.1**

Most of the items carried as assets held for sale as at 31 December 2006 and the related liabilities were settled by means of the divestment of the minority interest in Germanischer Lloyd AG as at 5 January 2007 and the divestment of the material assets and liabilities of Montreal Gateway Terminals as at 9 March 2007. These transactions are outlined in detail in the section 'Acquisitions - divestments'.

On the other hand, the assets (€ 95.9 million) and liabilities (€ 63.2 million) of the Irish Budget Travel Group were carried as non-current assets and related liabilities held for sale as of 4 June 2007 in accordance with IFRS 5. As of that date, the EU Commission approved the planned merger of the material parts of TUI's tourism division with the British travel group First Choice Holidays PLC into TUI Travel PLC. The approval was granted subject to the condition that TUI sells its Irish subsidiary Budget Travel. In addition, an aircraft operated in the sectors Northern Europe and Central Europe (€ 59.3 million) and to a minor extent some real estate property and land were carried as non-current assets held for sale in accordance with IFRS 5 as at 30 June 2007.

At the beginning of July 2007, TUI AG's Executive Board decided to sell the shares in the hotel holding company Tarajal Properties S.L. Since the criteria of IFRS 5 were therefore not yet fully met by 30 June 2007, the assets held for sale (€ 36.6 million) and the related liabilities (€ 9.7 million) were not yet carried under these items.

Changes in equity

The TUI Group exercised the option offered by IAS 19 of offsetting actuarial gains and losses against equity outside profit or loss when they occur. In this context, provisions for pensions were reduced by € 284.6 million in the period under review, primarily due to the increase in the long-term interest rate level observed in the UK (from 5.0% at 31 December 2006 to 5.82% at 30 June 2007) since the beginning of the year. Taking account of deferred taxes of € 94.0 million to be carried, equity rose accordingly by € 190.6 million outside profit or loss.

A further increase in equity resulted from the issuance of a convertible bond and changes in the value of financial instruments used to hedge against exposure to cash flow risks, carried outside profit or loss.

On the other hand, Group equity dropped due to the negative consolidated earnings of € 38.0 million.

Equity was further reduced due to changes in the currency translation of financial statements prepared by foreign subsidiaries.

Contingent liabilities

As at 30 June 2007, the TUI Group's contingent liabilities totalled around € 145 million (31 December 2006: around € 214 million). Contingent liabilities were carried at the level of potential availment as at the balance sheet date. They mainly related to remaining guarantees and warranties from the former plant engineering and shipbuilding activities, which serve to settle follow-up projects and were substantially reduced in the first half of the financial year.

Other financial liabilities

Financial liabilities from operating rental, lease and charter agreements rose slightly at the end of the first half to € 4.6 billion, up from € 4.5 billion as at 31 December 2006. Due to the increase in the long-term interest rate level, the fair value, however, decreased from € 3.8 billion to € 3.7 billion.

The remaining other financial liabilities dropped to € 5.7 billion as at the end of the first half of 2007, down from € 6.1 billion as at the end of the 2006 financial year. At € 4.9 billion, the fair value declined year-on-year from € 5.3 billion.

While order commitments for tourism services declined by € 0.4 billion to € 1.9 billion, order commitments for investments totalled € 3.1 billion, matching the level carried at the end of the 2006 financial year.

Notes on the cash flow statement

In the period under review, cash and cash equivalents of the continuing operations rose by € 1,215.5 million to € 1,904.2 million.

The inflow of cash from operating activities dropped by € 91.7 million to € 817.4 million year-on-year. This was mainly attributable to the earnings situation in the shipping and tourism divisions.

The outflow of cash from investing activities totalled € 220.1 million in the current financial year. In 2006, an inflow of cash from investing activities of € 259.1 million was reported. This inflow of cash was mainly attributable to the divestment of the TQ3 Group and the PNA Group in the 2006 financial year. The cash outflow in the current financial year mainly resulted from payments made for capital expenditure in property, plant and equipment as well as investments, mainly for container ships and hotel complexes as well as the acquisition of the remaining shares in E.V.S. Beteiligungsgesellschaft mbH. On the other hand, cash inflow primarily resulted from the divestment of the material assets and liabilities of Montreal Gateway Terminals and the minority shareholding in Germanischer Lloyd AG.

The inflow of cash from financing activities totalled € 658.7 million, primarily resulting from the issuance of an uncollateralised non-subordinated convertible bond by TUI AG in May 2007. In 2006, an outflow of cash of € 364.0 million was recorded in the relevant period.

Cash and cash equivalents increased by € 3.4 million due to exchange rate fluctuations and changes in the group of consolidated companies.

Statements of changes in equity

Summary statement of changes in equity from 1 January to 30 June 2007

€ million	Subscribed capital	Capital reserves	Revenue reserves	Hybrid capital	Equity before minority interests	Minority interests	Equity
Balance as at 1 January 2007	**641.7**	**2,396.2**	**- 613.1**	**294.8**	**2,719.6**	**275.5**	**2,995.1**
Dividend payments	0.0	0.0	0.0	0.0	0.0	- 14.6	- 14.6
Hybrid capital dividend	0.0	0.0	- 12.8	0.0	- 12.8	0.0	- 12.8
Issuance of convertible bond	0.0	119.7	0.0	0.0	119.7	0.0	119.7
First-time consolidation	0.0	0.0	- 0.1	0.0	- 0.1	2.8	2.7
Effect of the acquisition of minority interests	0.0	0.0	- 22.5	0.0	- 22.5	- 0.9	- 23.4
Income and expenses directly taken to equity	0.0	0.0	325.0	0.0	325.0	20.9	345.9
Tax items directly offset against equity	0.0	- 47.9	- 101.4	0.0	- 149.3	- 0.1	- 149.4
Balance as at 30 June 2007	**641.7**	**2,468.0**	**- 424.9**	**294.8**	**2,979.6**	**283.6**	**3,263.2**

Summary statement of changes in equity from 1 January to 30 June 2006

€ million	Subscribed capital	Capital reserves	Revenue reserves	Hybrid capital	Equity before minority interests	Minority interests	Equity
Balance as at 1 January 2006	641.0	2,385.0	777.5	294.8	4,098.3	262.2	4,360.5
Dividend payments	0.0	0.0	- 189.0	0.0	- 189.0	- 18.0	- 207.0
Hybrid capital dividend	0.0	0.0	- 14.4	0.0	- 14.4	0.0	- 14.4
Reclassification of conversion options	0.0	7.2	0.0	0.0	7.2	0.0	7.2
Deconsolidation	0.0	0.0	3.4	0.0	3.4	- 2.7	0.7
Income and expenses directly taken to equity	0.0	0.0	- 193.8	0.0	- 193.8	2.3	- 191.5
Tax items directly offset against equity	0.0	0.0	- 14.7	0.0	- 14.7	0.5	- 14.2
Balance as at 30 June 2006	641.0	2,392.2	369.0	294.8	3,697.0	244.3	3,941.3

Segment indicators

External turnover with non-Group third parties according to divisions and sectors

€ million	Q2 2007	Q2 2006	H1 2007	H1 2006
Tourism	3,646.0	3,641.5	6,235.5	6,152.1
Shipping	1,537.6	1,605.8	3,037.9	3,245.4
Other operative sectors	12.6	54.1	16.3	104.0
Holding companies	0.6	0.3	1.2	0.6
Continuing operations	5,196.8	5,301.7	9,290.9	9,502.1
Trading	0.0	123.0	0.0	401.0
Discontinuing operations	0.0	123.0	0.0	401.0
Total	5,196.8	5,424.7	9,290.9	9,903.1

Earnings before interest, taxes and amortisation of goodwill by divisions and sectors (EBITA)

€ million	Q2 2007	Q2 2006	H1 2007	H1 2006
Tourism	13	152	- 224	69
Shipping	13	- 41	154	- 66
Other operative sectors	9	4	13	51
Holding companies	- 7	- 18	- 19	- 32
Consolidation	- 23	- 8	- 2	- 3
Continuing operations	5	89	- 78	19
Trading	–	- 2	–	18
Energy	–	–	–	5
Discontinuing operations	–	- 2	–	23
Total	5	87	- 78	42

In the first half of the 2007 financial year, earnings before interest, taxes and amortisation of goodwill (EBITA) comprised the following results from the companies measured at equity: tourism € 15.5 million (previous year: € 12.8 million), shipping € 5.0 million (previous year € 3.1 million) and trading € 0.0 million (previous year: € 0.6 million).

Related parties

Apart from the subsidiaries included in the consolidated financial statements, TUI AG, in carrying out its ordinary business activities, maintained indirect or direct relationships with related parties. All transactions with related parties were carried out at arm's length on the basis of international comparable uncontrolled price methods as they are common with third parties in accordance with IAS 24, as before. The equity interest in RIU Hoteles S.A. mentioned in the notes on the consolidated financial statements as at 31 December 2006 was held unchanged at the closing date of the interim financial statements. More detailed information on related parties is provided in the notes on the consolidated financial statements for 2006 under 'Other notes'.

Responsibility Statement by Management

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

The Executive Board
Hanover, 8 August 2007

Frenzel

Behrendt   Engelen   Feuerhake

Mueller   Rothwell

Review Report

To the TUI AG, Berlin and Hanover

We have reviewed the condensed consolidated interim financial statements – comprising the condensed balance sheet, condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – and the interim group management report of the TUI AG, Berlin and Hanover, for the period from 1 January 2007 to 30 June 2007 which are part of the half-year financial report pursuant to § (Article) 37w WpHG ('Wertpapierhandelsgesetz': German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the interim group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standard on Review Engagements 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU nor that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Hanover, 8 August 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann
Wirtschaftsprüfer
(German Public Auditor)

Dr. Rolfes
Wirtschaftsprüfer
(German Public Auditor)

Financial Calendar 2007/2008

Interim Report January to September 2007	8 November 2007
Annual Press Conference 2008	19 March 2008
Annual General Meeting 2008	7 May 2008

Imprint

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

Phone +49.511.566-00
Fax +49.511.566-1901
E-Mail investor.relations@tui.com
Internet www.tui-group.com

The German version of this report is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation. Both versions are available on the web: www.tui-group.com

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline
distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume
→ 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds
ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality + 2 x strong brand + 2 x size = Security
aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents +
transport volume → 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets =
pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331 distribution agencies = 1 IT s
+ 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,2
→ 5 continents + 100 countries + 331 distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capa
+ 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hot
agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality

TUI AG Financial Year 2007
Interim Report 1 January – 31 March 2007

→ 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331
› 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings
; = 36 million accommodations → 5 continents + 100 countries + 331 distribution agencies = 1 IT system → 138 container
/ & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50
100 countries + 331 distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU
!0 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming
ystem → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality + 2 x strong brand
)0 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations
city = 5 million TEU transport volume → 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access
els + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331 distribution
· 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million

TUI

Aktiengesellschaft

Table of Contents

Reservation concerning future-related statements

This interim report contains a number of statements related to the future development of TUI. These statements are based both on assumptions and estimates. Although we are convinced that these future-related statements are realistic, we cannot guarantee them, for our assumptions involve risks and uncertainties which may give rise to situations in which the actual results differ substantially from the expected ones. The potential reasons for such differences include market fluctuations, the development of world market commodity prices, the development of exchange rates or fundamental changes in the economic environment. TUI does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of these materials.

Q1 2007

TUI Group in figures

€ million		Q1 2007	Q1 2006	Var. %
Continuing operations				
Turnover		4,094.1	4,200.4	- 2.5
EBITDAR		369	377	- 2.3
EBITDA		71	103	- 30.7
EBITA		- 83	- 70	- 18.6
of which tourism		- 237	- 83	- 185.5
of which shipping		141	- 25	n. m.
of which central operations		13	38	- 65.8
Underlying EBITA		- 267	- 171	- 56.1
of which tourism		- 227	- 216	- 5.1
of which shipping		- 53	22	n. m.
of which central operations		13	23	- 43.5
Discontinuing operations				
EBITA		–	25	–
Group				
EBITA		- 83	- 45	- 84.4
Underlying EBITA		- 267	- 151	- 76.8
Group profit for the year		- 105.8	- 90.9	- 16.4
Basic earnings per share	in €	- 0.47	- 0.38	- 23.7
Capital expenditure		196.8	313.5	- 37.2
Equity ratio (31 March)	in %	22.3	26.3	- 15.2
Employees (31 March)		56,425	64,291	- 12.2

→ Trend in tourism affected by seasonality of business.

→ Bookings for summer season have started off well.

→ Operating result in shipping affected by strong growth in transport volume and burdened with low freight rates' level.

Economic Situation in Q1 2007

General economic situation

In the first quarter of 2007, the world economy showed a positive trend. Its upward phase continued, although the pace of expansion slowed down slightly year-on-year, in particular due to the slowdown in production growth in the US. In contrast, the economic upswing persisted in the European Union and Japan. The developing countries and the emerging economies continued to show strong momentum, with many countries benefiting from higher export revenues due to the increase in commodity prices.

Special events in the quarter under review

On 19 March 2007, TUI AG announced the merger of its tourism division – excluding the hotel companies jointly operating under TUI Hotels & Resorts – with the British travel group First Choice Holidays PLC. This transaction will create one of the world's largest travel groups. The new company is planned to be headquartered in the UK and listed on the London stock exchange. TUI AG will hold a majority shareholding of 51 per cent, with the shareholders of First Choice Holidays PLC holding 49 per cent. TUI Travel PLC will be fully consolidated in TUI AG's consolidated financial statements. The transaction is subject to approval by the competent anti-trust authorities and by the shareholders of First Choice Holidays PLC, required under British law.

Consolidated turnover and earnings

Development of turnover by the divisions

Turnover by divisions

€ million	Q1 2007	Q1 2006	Var. %
Tourism	2,589.5	2,510.6	+ 3.1
Central Europe	984.1	904.9	+ 8.8
Northern Europe	936.5	914.7	+ 2.4
Western Europe	553.0	525.9	+ 5.2
Destinations	115.9	101.3	+ 14.4
Other tourism	–	63.8	–
Shipping	1,500.3	1,639.6	- 8.5
Central operations	4.3	50.2	- 91.4
Continuing operations	**4,094.1**	**4,200.4**	**- 2.5**
Trading	–	278.0	–
Discontinuing operations	**–**	**278.0**	**–**
Turnover by divisions	**4,094.1**	**4,478.4**	**- 8.6**

In the first quarter of 2007, the turnover of the TUI Group's continuing operations – tourism, shipping and central operations – was 2.5% down year-on-year.

At € 2.6 billion, turnover by tourism was 3.1% up year-on-year in the first quarter of 2007. Adjusted for the development of turnover by the Other tourism sector, which still comprised turnover from the divested business travel operations in the first quarter of 2006 on a pro rata basis, turnover grew by 5.8%. The increase in turnover was supported by all tourism segments, with source market Central Europe and the destinations sector, in particular, recording significant growth in turnover.

In the shipping division, turnover declined by 8.5% to € 1.5 billion. This was attributable to the year-on-year weakening of the US dollar against the euro and the decline in freight rates in almost all trade lanes.

At € 4 million, turnover by central operations dropped by 91.4% year-on-year in the first quarter of 2007. This was primarily due to the divestment of the majority interest in Wolf GmbH, a heating and air conditioning company, in October 2006 and the resulting decline in earnings.

In the 2007 financial year, the TUI Group no longer conducts any activities to be classified as discontinuing operations in accordance with IFRS regulations. In the 2006 reference quarter, turnover of € 278 million had been generated in the trading sector.

At € 4.1 billion, total turnover by the TUI Group's divisions was 8.6% down year-on-year in the first quarter of 2007.

Development of earnings by the divisions

Earnings by divisions (EBITA)

€ million	Q1 2007	Q1 2006	Var. %
Tourism	- 237	- 83	- 185.5
Central Europe	- 98	- 102	+ 3.9
Northern Europe	- 119	- 92	- 29.3
Western Europe	- 35	- 36	+ 2.8
Destinations	15	6	+ 150.0
Other tourism	–	141	n. m.
Shipping	141	- 25	n. m.
Central operations	13	38	- 65.8
Continuing operations	**- 83**	**- 70**	**- 18.6**
Trading	–	20	–
Divestments	–	5	–
Discontinuing operations	**–**	**25**	**–**
Earnings by divisions (EBITA)	**- 83**	**- 45**	**- 84.4**

Continuing operations

Earnings by the continuing operations tourism and shipping as well as central operations (before interest, taxes and amortisation of goodwill) totalled € - 83 million in the first quarter of 2007, € 13 million down year-on-year. Both in the first quarter of 2007 and in the 2006 reference period, earnings were affected by a number of special factors. In order to ensure a transparent presentation of the development of earnings by the divisions, a reconciliation to adjusted earnings (underlying EBITA by division) is provided in the section below.

Underlying EBITA by division: Tourism

€ million	Q1 2007	Q1 2006	Var. %
EBITA by division	**- 237**	**- 83**	**- 185.5**
Gains on disposals	*–*	*- 144*	
Restructuring expenses	*+ 2*	*–*	
Other one-off items	*+ 8*	*+ 11*	
Underlying EBITA by division	**- 227**	**- 216**	**- 5.1**

At € - 237 million, earnings by tourism dropped by 185.5%, a significant decline year-on-year. They included minor one-off expenses for the restructuring of business and a lagging charge in connection with the renewal of the fleet of Boeing 747s in Corsair, one-off re-branding and marketing expenses for the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express under the new brand TUIfly.com as well as a readjustment of air passenger duties which could not be passed on to customers totalling € 10 million. In the first quarter of 2006, earnings had included one-off income from the divestment of the business travel operations in Other tourism of € 144 million and one-off expenses for planned personnel measures in Nouvelles Frontières as well as expenses for the fleet renewal programme implemented by Corsair of a total of € 11 million. Adjusted for these special effects, earnings declined by 5.1% in the first quarter of 2007.

Underlying EBITA by division: Shipping

€ million	Q1 2007	Q1 2006	Var. %
EBITA by division	**141**	**- 25**	**n. m.**
Gains on disposals	*- 196*	*–*	
Restructuring expenses	*–*	*+ 40*	
Other one-off items	*+ 2*	*+ 7*	
Underlying EBITA by division	**- 53**	**22**	**n. m.**

At € 141 million, earnings by the shipping division rose substantially from their 2006 level of € - 25 million. Earnings comprised one-off income from the divestment of the majority in Montreal Gateway Terminals of € 181 million and the divestment of the minority interest of Hapag-Lloyd AG in Germanischer Lloyd AG of € 15 million. On the other hand, a minor expense of € 2 million was incurred for the integration of CP Ships. In the first quarter of 2006, significant one-off expenses totalling € 47 million had been incurred in connection with the integration of CP Ships. Adjusted for the special one-off effects, earnings in the first quarter of 2007 totalled € - 53 million for shipping, a decline in earnings of € 75 million compared with the 2006 reference quarter.

Underlying EBITA by division: Central operations

€ million	Q1 2007	Q1 2006	Var. %
EBITA by division	**13**	**38**	**- 65.8**
Gains on disposals	*–*	*–*	
Restructuring expenses	*–*	*–*	
Other one-off items	*–*	*–*	
Revaluation of convertible options	*–*	*- 15*	
Underlying EBITA by division	**13**	**23**	**- 43.5**

Earnings of central operations showed a 65.8% decline to € 13 million year-on-year. In the first quarter of 2006, a positive effect of € 15 million from the measurement of conversion options from the convertible bond issued in 2003 had been included. Adjusted for this special one-off effect, earnings declined by 43.5% or € 10 million year-on-year. This was mainly due to the divestment of Wolf GmbH in the fourth quarter of 2006 and the resulting drop in earnings, as well as the income from a divestment transaction in the real estate area (Schacht Konrad) included in earnings for the first quarter of 2006. On the other hand, in the first quarter 2007, there were increased profit contributions from the measurement of derivatives. So positive earnings were achieved in central operations.

In the 2007 financial year, the TUI Group no longer comprises any discontinuing operations. In the previous year's relevant quarter, there were earnings of € 20 million from current business activities and lagging income of € 5 million from divestments made in previous years.

Underlying EBITA by divisions: Group

€ million	Q1 2007	Q1 2006	Var. %
EBITA by divisions	**- 83**	**- 45**	**- 84.4**
Gains on disposals	*- 196*	*- 149*	
Restructuring expenses	*+ 2*	*+ 40*	
Other one-off items	*+ 10*	*+ 18*	
Revaluation of conversion options	*–*	*- 15*	
Underlying EBITA by divisions	**- 267**	**- 151**	**- 76.8**

In the first quarter of 2007, total earnings by the TUI Group declined by 84.4% to € - 83 million (previous year: € - 45 million). Adjusted for one-off special effects, earnings totalled € - 267 million (previous year: € - 151 million).

Development of the divisions: Tourism

Tourism – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	2,589.5	2,510.6	+ 3.1
EBITA by division	**- 237**	**- 83**	**- 185.5**
Gains on disposals	*–*	*- 144*	
Restructuring expenses	*+ 2*	*–*	
Other one-off items	*+ 8*	*+ 11*	
Underlying EBITA by division	**- 227**	**- 216**	**- 5.1**
Capital expenditure	88.8	196.2	- 54.7
Employees (31 March)	46,994	51,902	- 9.5

At € 2.6 billion, turnover by tourism was 3.1% up year-on-year. The Central Europe sector rose by 8.8%; this was due to the increase in customers. This growth was largely attributable to the seat-only business of TUIfly.com. The Northern Europe sector reported turnover growth of 2.4% and an increase in customer numbers, resulting primarily from the seat-only business of the Thomsonfly airline. The Western Europe sector recorded a 5.2% increase in turnover with stagnating customer numbers. The destinations sector recorded turnover growth of 14.4% in the period under review, while Other tourism reported no more turnover, in particular due to the divestment of the business travel operations in the first quarter of 2006.

Customer numbers Tourism

'000	Q1 2007	Q1 2006	Var. %
Central Europe	1,907	1,707	+ 11.7
Northern Europe	1,283	1,213	+ 5.8
Western Europe	813	814	- 0.1
Total	**4,002**	**3,734**	**+ 7.2**

At € - 237 million, total earnings by the tourism division dropped by 185.5% on the previous year's level. The main reason for the decline in earnings was the one-off income from the divestment of the business travel operations of € 144 million, included in earnings for the first quarter of 2006. Adjusted for the special one-off effects, earnings declined by 5.1% year-on-year.

Central Europe

Central Europe – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	984.1	904.9	+ 8.8
EBITA by division	**- 98**	**- 102**	**+ 3.9**
Gains on disposals	–	–	
Restructuring expenses	–	–	
Other one-off items	+ 5	–	
Underlying EBITA by division	**- 93**	**- 102**	**+ 8.8**
Capital expenditure	7.5	114.9	- 93.5
Employees (31 March)	9,637	9,722	- 0.9

Turnover and earnings

In the Central Europe sector (Germany, Austria, Switzerland and airline TUIfly.com), the number of customers rose by 11.7% in the first quarter of 2007. Turnover grew by 8.8%. All source markets reported sound growth.

At € - 98 million, earnings by the Central Europe sector rose slightly by 3.9% year-on-year. The overall positive business trend in source market Germany was slightly curbed by additional re-branding and marketing expenses in the course of the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express into the new brand TUIfly.com. The integration resulted in one-off expenses of € 5 million in the first quarter of 2007. Source market Switzerland achieved an increase in earnings in a positive market environment; source market Austria also reported a slight increase in earnings. Adjusted for the one-off expenses incurred in the first quarter 2007, earnings totalled € - 93 million, a 8.8% increase year-on-year.
In the period under review, earnings included income of € 3 million (previous year: € 7 million) from an aircraft sale-and-lease-back transaction.

Customer numbers Central Europe

'000	Q1 2007	Q1 2006	Var. %
Germany	1,806	1,618	+ 11.6
Switzerland	46	38	+ 20.7
Austria	55	51	+ 8.7
Central Europe	**1,907**	**1,707**	**+ 11.7**

Germany

In the first quarter of 2007, the market and competitive environment in Germany showed a positive trend. In total, customer numbers increased by 11.6% year-on-year. This was attributable both to the tour operators of TUI Deutschland and the

seat-only business of TUIfly.com. Demand for long-haul destinations and mainland Spain was very good, while bookings of tours to the Balearic Islands still showed some restraint.

Switzerland

The Swiss tour operator market showed a gratifying trend in the first quarter of 2007. The TUI Suisse tour operators managed to achieve a 20.7% growth in customer numbers. This was largely attributable to the two brands TUI and FlexTravel. 1-2-Fly also managed to continue the positive trend observed in 2006. Vögele was the only company lagging behind to the same extent.

Austria

In Austria, the tour operator market increasingly picked up in the first quarter of 2007. TUI Austria reported 8.7% growth in customer numbers year-on-year. The individual brands contributed to varying extents to this growth, depending on the respective booking season. However, all brands reported overall growth in incoming bookings year-on-year.

Flight operations Central Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q1 2007	Q1 2006	Var. abs.	Q1 2007	Q1 2006	Var. %	Q1 2007	Q1 2006	Var. % points
TUIfly.com	50	49	+ 1	4.2	3.9	+ 6.9	86.1	83.4	+ 2.7

TUIfly.com

The first quarter of 2007 was characterised by the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. They were integrated into the TUIfly.com brand in January 2007 and have since been operated under a joint flight schedule. For the 2007 summer season, 25 new connections were added to the flight schedule. In the framework of the fleet renewal programme, two new Boeing 737s were operated and one aircraft was decommissioned from the existing fleet so that in net terms one additional aircraft was operated compared with 2006 numbers.

Northern Europe

Northern Europe – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	936.5	914.7	+ 2.4
EBITA by division	**- 119**	**- 92**	**- 29.3**
Gains on disposals	–	–	
Restructuring expenses	–	–	
Other one-off items	+ 2	–	
Underlying EBITA by division	**- 117**	**- 92**	**- 27.2**
Capital expenditure	14.2	8.6	+ 65.1
Employees (31 March)	14,571	16,118	-9.6

Turnover and earnings

In the Northern Europe sector (UK, Ireland, Nordic countries and airlines Thomsonfly [charter and scheduled flights] and TUIfly Nordic), the number of customers rose by 5.8% in the first quarter of 2007 in a difficult market environment. This growth in customer numbers was mainly driven by the increase in Thomsonfly's seat-only business. Turnover grew by 2.4% year-on-year. Source market UK reported a decline in turnover, while in particular the Nordic countries managed to further expand their business volume.

In the first quarter of 2007, earnings by the Northern Europe sector declined by 29.3% year-on-year to € - 119 million. Earnings comprised a one-off expense of € 2 million for a readjustment of air passenger duties which could not be passed on to customers. Adjusted for this effect, earnings declined by 27.2% year-on-year. The British source market failed to meet last year's earnings level due to the difficult market environment; source market Ireland matched 2006 levels. The Nordic countries continued the gratifying trend of 2006 and again increased their profit contribution. In the period under review, earnings included income of € 4 million from an aircraft sale-and-lease-back transaction in the source market UK.

Customer numbers Northern Europe

'000	Q1 2007	Q1 2006	Var. %
UK	992	944	+ 5.1
Ireland	25	25	+ 1.7
Nordic countries	265	244	+ 8.8
Northern Europe	**1,283**	**1,213**	**+ 5.8**

UK

TUI UK's British tour operators operated in a persistently difficult market environment and reported a decline in customer numbers, while Thomsonfly recorded a substantial increase in customer numbers in the seat-only business. Total customer numbers rose by 5.1% year-on-year in the first quarter of 2007. In terms of medium-haul destinations, bookings for the summer season for Greece and Egypt rose while bookings of destinations in Spain declined year-on-year. In the last winter season demand rose for long-haul destinations and picked up again in particular for the destinations affected by hurricane 'Wilma' in 2005. Also, the Cape Verde Islands, a new destination, reported sound demand. The tour operators of the Specialist Holidays Group recorded declines. Skiing tours, for instance, were affected by the warm winter weather and the resulting lack of snow in the winter season.

Ireland

In the first quarter of 2007, Ireland reported a 1.7% increase in customer numbers. The tour operator market was characterised by the persistently difficult market environment. In terms of destinations, Egypt recorded growth in bookings.

Nordic countries

The Nordic countries reported a gratifying performance in the winter season and started off well into the summer season. The number of customers of TUI Nordic's tour operators grew by a total of 8.8% in the first quarter. In the winter season, Thailand recorded particularly good booking levels, while Greece and Cyprus were among the destinations reporting the strongest bookings in the summer season. Spain, in contrast, reported declines in bookings.

Flight operations Northern Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q1 2007	Q1 2006	Var. abs.	Q1 2007	Q1 2006	Var. %	Q1 2007	Q1 2006	Var. % points
Thomsonfly	46	42	+ 4	5.3	5.2	+ 0.9	86.5	85.2	+ 1.3
TUIfly Nordic	6	6	+/- 0	1.7	1.1	+ 50.0	98.4	97.9	+ 0.5

Thomsonfly

In total, Thomsonfly succeeded in increasing their seat load factor year-on-year while at the same time offered seat kilometres increased also. The increase in offer took place in the low-cost scheduled flight segment. The fleet grew by four aircraft.

TUIfly Nordic

The sound customer numbers of tour operators in the Nordic countries and in particular the strong demand for tours to Thailand also affected the number of seat kilometres offered, which rose by 50.0%. The fleet size did not change year-on-year.

Western Europe

Western Europe – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	553.0	525.9	+ 5.2
EBITA by division	**- 35**	**- 36**	**+ 2.8**
Gains on disposals	–	–	
Restructuring expenses	+ 2	–	
Other one-off items	+ 1	+ 11	
Underlying EBITA by division	**- 32**	**- 25**	**- 28.0**
Capital expenditure	6.9	28.9	- 76.1
Employees (31 March)	6,779	7,090	- 4.4

Turnover and earnings

In the Western Europe sector (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), turnover rose by 5.2% with almost unchanged customer numbers. In the Netherlands turnover declined year-on-year. This was attributable to the divestment of the specialist tour operators which was only effected in the second quarter of 2006 so that these operations were still included in the results for the first quarter. In France, turnover grew year-on-year despite a decline in customer numbers. Belgium, too, reported a rise in turnover, which resulted from an increase in customer numbers.

At € - 35 million, earnings by the division matched 2006 levels. They included minor one-off expenses for the restructuring of business in the Corsair airline and an expense related to the renewal of the fleet of Boeing 747s. Earnings in the first quarter of 2006 had included a minor one-off expense for planned personnel measures, incurred by Nouvelles Frontières as well as expenses for Corsair's fleet renewal programme of a total of € 11 million. Adjusted for these one-off effects, operating earnings fell slightly year-on-year by 28.0%.

Customer numbers Western Europe

'000	Q1 2007	Q1 2006	Var. %
France	359	368	- 2.5
Netherlands	193	218	- 11.2
Belgium	260	228	+ 14.3
Western Europe	**813**	**814**	**- 0.1**

France

France recorded a gradual improvement in the situation on the travel market in the first quarter of 2007. Nouvelles Frontières also reported a recovery of its business, although customer numbers were still 2.5% down year-on-year in the first quarter. Bookings of tours to Mauritius, a new destination, were gratifying.

Netherlands

The Dutch travel market was difficult, and the performance of TUI's tour operators matched the market trend in the Netherlands. Customer numbers declined by 11.2% in the first quarter of 2007. Adjusted for the number of customers reported by the specialist tour operators sold in the second quarter of 2006, the decline amounted to 5.9%. Turkey and the Benelux countries reported the strongest declines in bookings, while demand for Egypt and the American continent showed a gratifying trend.

Belgium

In Belgium, the number of tour operator customers grew by 14.3% in the first quarter of 2007. In terms of flight operations, demand for Egypt showed a gratifying trend in the medium-haul segment, while the Caribbean reported strong growth in the long-haul segment. Bookings of self-drive tours and city trips were still somewhat restrained.

Flight operations Western Europe – Key figures

	Number of operated aircraft			Seat kilometres (bn)			Seat load factor (%)		
	Q1 2007	Q1 2006	Var. abs.	Q1 2007	Q1 2006	Var. %	Q1 2007	Q1 2006	Var. % points
Corsair	8	9	- 1	4.1	3.8	+ 10.5	85.6	83.9	+ 1.7
TUI Airlines Nederland	3	3	+/- 0	1.0	0.7	+ 41.5	93.0	91.0	+ 2.0
TUI Airlines Belgium	9	7	+ 2	0.9	0.8	+ 6.0	91.0	89.5	+ 1.5

Corsair

Corsair adjusted its fleet size to demand in the French airline market. Although the fleet size was reduced by one aircraft, seat kilometres on offer rose. This was due to the increase in demand for long-haul destinations.

TUI Airlines Nederland/Arkefly

In the period under review, TUI Airlines Nederland operated the same number of aircraft as in the 2006 reference period. Thereby additional capacity for the medium-haul segment was chartered in the first quarter of 2007. This led to an increase in offered seat kilometres.

TUI Airlines Belgium/Jetairfly

TUI Airlines Belgium operated two additional aircraft compared with the 2006 reference period. The seat load factor for the expanded fleet rose slightly year-on-year.

Destinations

Destinations – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	115.9	101.3	+ 14.4
EBITA by division	**15**	**6**	**+ 150.0**
Gains on disposals	–	–	
Restructuring expenses	–	–	
Other one-off items	–	–	
Underlying EBITA by division	**15**	**6**	**+ 150.0**
Capital expenditure	60.2	39.4	52.8
Employees (31 March)	16,007	14,096	+ 13.6

Turnover and earnings

The destinations sector (incoming agencies and hotel companies) generated 14.4% growth in turnover year-on-year in the first quarter of 2007. Incoming agencies matched the previous year's level, while hotel companies generated turnover growth year-on-year.

Earnings by the division rose by 150.0% to € 15 million in the first quarter of 2007. The significant increase in earnings was fully driven by the hotel companies. The RIU Group, in particular, achieved a substantial increase in its profit contribution year-on-year. Earnings by the incoming agencies matched the previous year's level.

Incoming agencies

In the first quarter of 2007, incoming agencies reported a stable business trend. The number of guests catered for was 1.70 million, a 7.2% increase year-on-year. Agencies in the western Mediterranean reported sound guest numbers. TUI España matched 2006 guest numbers; TUI Portugal reported a significant increase in guest numbers, in particular due to activities for guests travelling to the Cape Verde Islands. In the eastern Mediterranean, the TUI Türkiye agency again recorded an increase in guest numbers. In Greece, Bulgaria and Egypt, guest numbers also showed a positive trend in the quarter under review. The long-haul segment showed varying trends. While the Dominican Republic suffered declines in guest numbers, Mexico reported a year-on-year increase.

Hotel companies

Overall occupancy rates in the hotel companies of the Hotels & Resorts segment increased 2006 levels with a slight increase in capacity. In the first quarter, all companies still kept some of their complexes closed for seasonal reasons. RIU hotels reported a slight expansion in capacity and an increase in occupancy rates year-on-year. Hotels in mainland Spain and the Canary Islands, in particular, reported gratifying growth in occupancy rates. Robinson Clubs reduced their capacity minimally and achieved a slight increase in occupancy rates year-on-year. While the Canary Islands recorded declines, the clubs in Turkey and Egypt saw an increase in occupancy rates. Magic Life reduced its capacity substantially and thus achieved an increase in occupancy rates year-on-year. In Egypt, Iberotel slightly increased its capacity and reproduced 2006 occupancy rates. The complexes in Turkey were closed in the first quarter, as were all Grecotel hotels. Grupotel hotels that had been opened reported good bookings and an increase in capacity.

Other tourism

Other tourism - Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	–	63.8	–
EBITA by division	–	**141**	–
Gains on disposals	–	*- 144*	
Restructuring expenses	–	–	
Other one-off items	–	–	
Underlying EBITA by division	–	**- 3**	–
Capital expenditure	–	4.4	–
Employees (31 March)	–	4,876	–

In 2006, the Other tourism sector still comprised the business travel operations and the IT services companies of TUI InfoTec. The divestment of the business travel operations to the Dutch BCD Holdings N.V. was closed on 31 March 2006. In September 2006, a 50.1% majority in TUI InfoTec was sold to the Indian software company Sonata Software Limited. The transaction was completed as at 24 November 2006.

Development of the divisions: Shipping

In the first quarter of 2007, the shipping division comprised the container shipping and cruise businesses of the Hapag-Lloyd Group.

Shipping – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	1,500.3	1,639.6	- 8.5
EBITA by division	**141**	**- 25**	**n. m.**
Gains on disposals	*- 196*	–	
Restructuring expenses	–	*+ 40*	
Other one-off items	*+ 2*	*+ 7*	
Underlying EBITA by division	**- 53**	**22**	**n. m.**
Capital expenditure	106.0	111.5	- 4.9
Employees (31 March)	8,484	9,030	- 6.0

The significant weakening of the US dollar against the euro and the decline in freight rates in almost all trade lanes in container shipping caused a drop in turnover of 8.5% in the shipping division in the first quarter of 2007. At around € 1.5 billion and minus 8.8%, the container business accounted for the bulk of turnover by the division. Hapag-Lloyd Kreuzfahrten generated turnover of € 50 million, up 2.9% year-on-year.

Total earnings by the shipping division stood at € 141 million (previous year: € - 25 million), a substantial rise year-on-year. Container shipping contributed € 138 million to these earnings, with Hapag-Lloyd Kreuzfahrten accounting for € 3 million. Adjusted for the one-off income from the divestments made in the first quarter of 2007 and the one-off expenses for the integration of CP Ships, earnings amounted to € - 53 million, the equivalent of a decline in earnings of € 75 million on a like-for-like basis.

Container shipping

Container shipping (incl. CP Ships) – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	1,450.4	1,591.1	- 8.8
EBITA by division	**138**	**- 29**	**n. m.**
Gains on disposals	*- 196*	–	
Restructuring expenses	–	*+ 40*	
Other one-off items	*+ 2*	*+ 7*	
Underlying EBITA by division	**- 56**	**18**	**n. m.**

Functional currency

The operative integration of CP Ships into Hapag-Lloyd caused a strong change in the primary economic environment of the companies in the shipping division. The functional currency was therefore changed from euro to US dollar. In the new integrated Hapag-Lloyd Group, the customer base and the joint transport routes are characterised largely by the US dollar. As of 1 January 2007, the financial statements of the container shipping companies operating in the shipping division were prepared in US dollars.

Reporting structure

In the wake of the operative integration of CP Ships, acquired in October 2005, into Hapag-Lloyd, the freight rates and transport volumes for Hapag-Lloyd and CP Ships have been jointly presented and broken down according to the geographical

structure of the trade lanes since the third quarter of 2006. To this end, CP Ships' key figures were broken down accordingly for 2006 and determined statistically for the reference periods in order to create a basis for comparisons.

Turnover and earnings

Turnover by container shipping declined significantly by 8.8% to around € 1.5 billion in the first quarter of 2007. This was primarily attributable to the weakening of the US dollar against the euro and the drop in freight rates (- 8.2% on average) in almost all trade lanes. The transport volume rose by 9.9% to a total of 1,315 thousand standard containers (TEU) year-on-year.

Earnings rose to € 138 million, up from € - 29 million in the 2006 reference quarter. Earnings comprised the gains on disposal from the divestment of Montreal Gateway Terminals of € 181 million and the divestment of the minority share of Hapag-Lloyd AG in 'Germanischer Lloyd AG' of € 15 million. On the other hand, one-off expenses of € 2 million were incurred for the integration of CP Ships. In the first quarter of 2006, substantial one-off expenses of a total of € 47 million had been incurred in the wake of the integration of CP Ships. Adjusted for special effects, earnings in container shipping totalled € - 56 million in the first quarter of 2007. This corresponded to a decline in earnings of € 74 million year-on-year.

Development of the trade lanes

Transport volumes Hapag-Lloyd (incl. CP Ships)

'000 TEU	Q1 2007	Q1 2006	Var. %
Far East	335	268	+ 25.1
Trans-Pacific	243	222	+ 9.8
Atlantic	370	361	+ 2.4
Latin America	214	196	+ 9.5
Australasia	152	150	+ 1.8
Total	**1,315**	**1,196**	**+ 9.9**

Freight rates Hapag-Lloyd (incl. CP Ships)

US dollar/TEU	Q1 2007	Q1 2006	Var. %
Far East	1,234	1,205	+ 2.4
Trans-Pacific	1,381	1,522	- 9.3
Atlantic	1,466	1,685	- 13.0
Latin America	1,392	1,495	- 6.9
Australasia	1,179	1,282	- 8.0
Ø for all trade lanes	**1,346**	**1,466**	**- 8.2**

In its new integrated structure, Hapag-Lloyd generated growth in transport volume of 9.9% year-on-year in the first quarter. All trade lanes reported growth, although growth rates showed variations. On the other hand, freight rates declined in almost all trade lanes, the sole exception being the Far East trade lane. Average freight rates for all trade lanes declined by 8.2%.

The Far East trade lane recorded a strong increase in transport volumes of 25.1% year-on-year in the first quarter. Transports from Asia to Europe benefited from the strong rise in export volumes from China. The Far East trade lane was the only trade lane reporting an increase in freight rates. Due to successful market stabilisation measures, freight rates rose slightly by 2.4%.

The Trans-Pacific trade lane also recorded sound growth of 9.8% year-on-year. This was also attributable to economic growth in China and the resulting growth in

transport volumes on the routes from Asia to North America. On the other hand, competitive pressure intensified on this route, resulting in a decline in average freight rates of 9.3% in the Trans-Pacific trade lane.

In the Atlantic trade lane, the transport volume grew by 2.4% year-on-year. This was primarily attributable to transports from North America to Europe. Persistent competition in this trade lane caused a further drop in freight rates. Transports from Europe to North America, in particular, saw a decline of 13.0% in freight rates.

In the Latin America trade lane, the transport volume grew by 9.5% year-on-year since transport volumes rose substantially on the routes from Asia to Latin America in the first quarter. Freight rates dropped by 6.9% year-on-year and declined particularly strongly on outbound routes from Europe to Latin America.

In the Australasia trade lane, volume growth slowed down slightly to 1.8% since inner-Asian transports grew more slowly. Average freight rates declined by 8.0% year-on-year. This decline was also attributable to a drop in freight rates in intra-regional transports.

Hapag-Lloyd Kreuzfahrten

Hapag-Lloyd Kreuzfahrten – Key figures

€ million	Q1 2007	Q1 2006	Var. %
Turnover	49.9	48.5	+ 2.9
EBITA by division	**3**	**4**	**- 25.0**
Gains on disposals	–	–	
Restructuring expenses	–	–	
Other one-off items	–	–	
Underlying EBITA by division	**3**	**4**	**- 25.0**

Turnover and earnings

In the first quarter of 2007, Hapag-Lloyd Kreuzfahrten reported an overall positive business trend. New customer groups were gained and the number of customers rose accordingly. Due to the high quality of the product portfolio, average turnover per day continued to rise year-on-year. Total turnover amounted to € 50 million, up 2.9% year-on-year.

Earnings were impacted by a significant increase in oil price-induced operating costs, causing an overall slight decline in earnings.

Business trend

In the first quarter of 2007, Hapag-Lloyd Kreuzfahrten continued to record a positive bookings trend. Passenger numbers rose substantially year-on-year, resulting in a gratifying increase in the load factor on the ships. Booking volumes rose in particular for 'Europa' and 'Hanseatic'. 'Columbus' also achieved an improvement in its load factor and the rates generated.

Consolidated earnings

Consolidated profit and loss statement

€ million		Q1 2007	Q1 2006	Var. %
Turnover		4,094.1	4,200.4	- 2.5
Other income		326.1	308.0	+ 5.9
Changes in inventories and other own work capitalised		2.4	4.2	- 42.9
Cost of material and purchased services		3,282.0	3,199.2	+ 2.6
Personnel costs		538.7	613.4	- 12.2
Depreciation and amortisation		156.7	169.3	- 7.4
Impairment		–	1.1	–
Other expenses		559.7	628.7	- 11.0
Financial income		63.1	70.0	- 9.9
Financial expenses		95.8	104.5	- 8.3
Result from companies measured at equity		7.1	5.0	+ 42.0
Earnings before taxes on income		**-140.1**	**- 128.6**	**- 8.9**
Income taxes		- 34.3	- 20.2	- 69.8
Result from continuing operations		**- 105.8**	**- 108.4**	**+ 2.4**
Result from discontinuing operations		–	17.5	–
Group profit		**- 105.8**	**- 90.9**	**- 16.4**
Basic earnings per share	in €	- 0.47	- 0.38	- 23.7
Diluted earnings per share	in €	- 0.47	- 0.38	- 23.7

Turnover

Turnover comprised the turnover of the tourism and shipping divisions and of central operations, which include the holding companies and the Group's real estate companies. In the first quarter of 2007, turnover declined by 2.5% year-on-year to € 4.1 billion. A detailed breakdown of turnover and the turnover trend is presented in the section 'Turnover and earnings'.

Other income

Other income primarily comprised profits from the sale of fixed and current asset items, supplementary transactions, foreign exchange gains, income from cost reimbursements and income from letting and leasing contracts as well as license agreements. At € 326 million, other income increased by 5.9% year-on-year in the first quarter of 2007.

Changes in inventories and other own work capitalised

Changes in inventories and other own work capitalised declined year-on-year to € 2 million for the first quarter of 2007, primarily due to the real estate companies operating in other operating areas.

Cost of material and purchased services

The cost of material and purchased services comprised the cost of raw materials including fuel, supplies, purchased merchandise and services. In tourism, this item mainly related to the cost of third-party services such as rental and operating lease payments, hotel rental payments, the cost of flight and other transport services as well as aircraft fuel. In the shipping division, the cost of purchased services primarily included the cost of third-party container transport, bunker costs, port and terminal costs as well as charter, rental and operating lease costs for ships and containers. The cost of material and purchased services rose slightly by 2.6% to € 3.3 billion, mainly due to an increase in shipping system costs in the shipping division.

Personnel costs

Personnel costs included expenses for wages and salaries, social security contributions as well as pension costs (excluding the interest portion) and benefits. They also included expenses for personnel adjustments in the framework of restructuring processes. Personnel costs declined by 12.2% to € 539 million. This was primarily attributable to the first savings effects achieved in the wake of the ongoing restructuring programmes in tourism and shipping as well as the reduction in personnel costs due to the divestments made in the 2006 financial year.

Depreciation and amortisation

Depreciation and amortisation comprised the depreciation of property, plant and equipment and amortisation of other intangible assets. At € 157 million, it was 7.4% down year-on-year in the first quarter of 2007. This was mainly due to the divestments (Wolf GmbH, TUI InfoTec, TQ3) made in the 2006 financial year, which resulted in a corresponding reduction in depreciation and amortisation.

Other expenses

Other expenses included commissions for tourism services, distribution and advertising expenses, rental and lease expenses, administrative expenses including contributions, charges and fees, expenses for financial and monetary transactions as well as other taxes. Other expenses dropped by 11.0% to € 560 million in the first quarter of 2007.

Financial result

The financial result comprised the net interest result, the net result from investments and marketable securities and the result from changes in the fair value of derivative financial instruments, which are subject to strong fluctuations as at the measurement dates and may therefore cause strong fluctuations in financial income and expenses over time. At € - 33 million, the financial result matched the previous year's level in the first quarter of 2007 and comprised financial income of € 63 million (previous year: € 70 million) as well as financial expenses of € 96 million (previous year: € 105 million).

Result from companies measured at equity

The result from companies measured at equity comprised the proportion of net profit for the year of the associated companies and joint ventures as well as any impairments of goodwill for these companies. At € 7 million for the first quarter of 2007, it grew by 42.0%. It mainly resulted from the development of earnings in the destinations sector. Impairments of goodwill were not required.

Income taxes

Income taxes comprised taxes on the profits from ordinary business activities of the continuing operations and totalled € - 34 million in the first quarter of 2007 (previous year: € - 20 million).

Result from discontinuing operations

In the first quarter of 2007, the TUI Group no longer conducted any activities to be classified as any discontinuing operations and therefore did not generate any earnings from discontinuing operations. In the 2006 reference period, earnings from discontinuing operations had accounted for € 18 million. A detailed breakdown of the development of these earnings is provided in the section 'Result from discontinuing operations' in the notes.

Group profit

Group profit totalled € - 106 million (previous year: € - 91 million) in the first quarter of 2007, down 16.4%. This decline was mainly due to the absence of profit contributions by discontinuing operations.

Minority interests

Minority interests in Group profit totalled € 11 million for the first quarter of 2007. They exclusively related to companies in the destinations sector.

Earnings per share

After deduction of minority shares, TUI AG shareholders accounted for € - 117.2 million of Group profit in the first quarter of 2007, a decline of 25.1% year-on-year. As a result, basic earnings per share declined to € - 0.47 (previous year: € - 0.38) in the first quarter.

Earnings indicators

Profit and loss statement indicators of the continuing operations

€ million	Q1 2007	Q1 2006	Var. %
Earnings before interest, taxes, depreciation, amortisation and rent (EBITDAR)	**368.5**	**377.2**	**- 2.3**
Operating rental expenses	297.2	274.3	+ 8.3
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**71.3**	**102.9**	**- 30.7**
Depreciation/amortisation less reversals of depreciation[1]	154.7	172.4	- 10.3
Earnings before interest, taxes and impairments of goodwill (EBITA)	**- 83.4**	**- 69.5**	**- 20.0**
Impairments of goodwill	–	–	–
Earnings before interest and taxes (EBIT)	**- 83.4**	**- 69.5**	**- 20.0**
Interest result	- 56.7	- 59.1	+ 4.1
Earnings before taxes (EBT)	**- 140.1**	**- 128.6**	**- 8.9**

[1] on property, plant and equipment as well as intangible assets, financial and other assets

Operating rental expenses

In the first quarter of 2007, operating lease expenses of the continuing operations amounted to € 297 million (previous year: € 274 million).

Interest result

In the first quarter of 2007, the interest result of the continuing operations totalled € - 57 million (previous year: € - 59 million).

Net assets and financial position

The Group's balance sheet total rose by 4.3% to € 13.6 billion as against the end of 2006. The changes in the consolidated balance sheet essentially resulted from the tourism cycle. The Group's net assets and financial position were additionally affected by the acquisitions and divestments (see section 'Acquisitions – divestments' in the notes).

Assets and liabilities

€ million	31 Mar 2007	31 Dec 2006
Non-current assets	10,046.9	10,141.2
Current assets	3,530.0	2,872.8
Assets	**13,576.9**	**13,014.0**
Equity	3,032.0	3,010.3
Provisions	2,241.9	2,421.4
Financial liabilities	3,992.1	3,899.6
Other liabilities	4,310.9	3,682.7
Liabilities	**13,576.9**	**13,014.0**

Non-current assets
As at 31 March 2007, non-current assets accounted for 74.0% of total assets, compared with a proportion of 77.9% as at 31 December 2006. Non-current assets declined from € 10.1 billion to € 10.0 billion in the period under review. The decline was mainly attributable to the drop in deferred income tax assets.

Current assets
As at 31 March 2007, current assets accounted for 26.0% of total assets, up from 22.1% as at 31 December 2006. Current assets rose from € 2.9 billion as at 31 December 2006 to € 3.5 billion as at 31 March 2007. This change primarily resulted from the increase in trade accounts receivable in the tourism business and the increase in cash and cash equivalents.

Equity
Equity totalled € 3.0 billion as at 31 March 2007. The equity ratio stood at 22.3%, compared with 23.1% at the end of the 2006 financial year. Detailed information on the changes is provided under 'Changes in equity' in the notes on this interim report.

Provisions
Provisions mainly included provisions for pension obligations, effective and deferred income tax provisions and provisions for typical operating risks. As at 31 March 2007, they totalled € 2.2 billion and were thus € 180 million or 7.4% down on 31 December 2006. This was essentially due to a reduction in pension provisions, resulting from a change in the UK discount rate for pension provisions caused by the substantial rise in the long-term market interest rate as at the closing date.

Financial liabilities
As at 31 March 2007, financial liabilities comprised non-current financial liabilities of € 3.5 billion and current financial liabilities of € 0.5 billion. As at 31 December 2006, non-current financial liabilities stood at € 3.5 billion, with current financial liabilities of € 0.4 billion. Since non-current financing schemes were hedged, the allocation of assets according to maturity did not result in any major changes. At the end of the first quarter of the 2007 financial year, net debt amounted to € 3.0 billion (down from € 3.2 billion at the end of the 2006 financial year).

Other liabilities
As at 31 March 2007, other liabilities totalled € 4.3 billion, up € 628 million or 17.1% as against 31 December 2006. This was mainly due to the increase in advance payments received in the tourism business.

Other segment indicators

Capital expenditure

€ million	Q1 2007	Q1 2006	Var. %
Tourism	88.8	196.2	- 54.7
Central Europe	7.5	114.9	- 93.5
Northern Europe	14.2	8.6	+ 65.1
Western Europe	6.9	28.9	- 76.1
Destinations	60.2	39.4	+ 52.8
Other tourism	–	4.4	–
Shipping	106.0	111.5	- 4.9
Central operations	2.0	4.0	- 50.0
Continuing operations	**196.8**	**311.7**	**- 36.9**
Trading	–	1.8	–
Discontinuing operations	**–**	**1.8**	**–**
Total	**196.8**	**313.5**	**- 37.2**

Depreciation of property, plant and equipment

€ million	Q1 2007	Q1 2006	Var. %
Tourism	85.2	87.5	- 2.6
Central Europe	13.6	16.0	- 15.0
Northern Europe	33.1	27.7	+ 19.5
Western Europe	18.2	17.1	+ 6.4
Destinations	20.3	20.5	- 1.0
Other tourism	–	6.2	–
Shipping	69.9	79.3	- 11.9
Central operations	1.6	3.6	- 55.6
Continuing operations	**156.7**	**170.4**	**- 8.0**
Trading	–	–	–
Discontinuing operations	**–**	**–**	**–**
Total	**156.7**	**170.4**	**- 8.0**

Employees

	31 Mar 2007	31 Dec 2006	Var. %
Tourism	46,994	44,409	+ 5.8
Central Europe	9,637	9,411	+ 2.4
Northern Europe	14,571	14,711	- 1.0
Western Europe	6,779	6,504	+ 4.2
Destinations	16,007	13,783	+ 16.1
Other tourism	–	–	–
Shipping	8,484	8,571	- 1.0
Central operations	947	950	- 0.3
Continuing operations	**56,425**	**53,930**	**+ 4.6**
Trading	–	–	–
Discontinuing operations	**–**	**–**	**–**
Total	**56,425**	**53,930**	**+ 4.6**

Prospects

For the 2007 financial year, economists expect a convergence of economic momentum in the industrialised countries. In the eurozone, the economic up-swing will show a moderate pace, while the expansion will gradually lose steam in Japan. In the US, in contrast, it is expected to slowly gather steam again as of mid-2007. The world economy will again be boosted by the strong growth momentum in the emerging economies and the high-growth regions of China and India.

Against the backdrop of the macroeconomic development, overall growth in demand on the travel market is expected to persist, with growth showing varying levels of momentum in individual source markets. In individual trade lanes in shipping, a temporary imbalance of supply and demand currently still has an adverse effect on the development of freight rates. In the framework of the stable growth in world trade, a recovery of freight rates is expected for the second half of 2007.

Tourism

Bookings for the 2006/2007 winter season, which ended in April, closed at growth of 8.5% in customer numbers and 4.9% in booked turnover at Group level. Overall, bookings for the 2007 summer season have started off well. At Group level, bookings are currently up 6.9% year-on-year in terms of customer numbers and 3.6% in terms of booked turnover, with variations in the individual sectors: The Central Europe sector with the large source market Germany recorded a significant increase in bookings. The Western Europe sector, too, reported growth in booked turnover and customer numbers. The first recovery trends are emerging for source market France, which went through a difficult financial year 2006. In the Northern Europe sector, the current bookings situation reflects the difficult market environment in source markets UK and Ireland. Booked turnover falls short of the relevant comparative figures for 2006. The Nordic countries, in contrast, report a positive trend.

Booking numbers

Year-on-year variation in %	Winter 2006/2007		Summer 2007	
	Turnover	Customers	Turnover	Customers
Germany	+ 3.5	+ 7.8	+ 5.6	+ 10.1
Switzerland	+ 20.5	+ 20.1	+ 20.7	+ 13.3
Austria	+ 8.3	+ 2.3	+ 5.3	+ 2.5
Eastern Europe	+ 15.0	+ 9.3	+ 33.2	+ 28.1
Central Europe	+ 4.7	+ 7.9	+ 6.7	+ 9.8
UK	- 3.2	+ 10.7	- 6.8	+ 1.9
Ireland	+ 4.8	- 2.0	- 5.1	- 8.4
Nordic countries	+ 24.4	+ 8.4	+ 9.0	+ 6.5
Northern Europe	+ 3.5	+ 10.0	- 4.2	+ 2.0
France	+ 3.8	+ 6.1	+ 4.6	+ 1.4
Netherlands	+ 12.2	+ 1.8	+ 17.8	+ 13.3
Belgium	+ 14.7	+ 14.1	+ 8.5	+ 7.3
Western Europe	+ 8.1	+ 7.3	+ 9.8	+ 7.1
Group	**+ 4.9**	**+ 8.5**	**+ 3.6**	**+ 6.9**

As at 27 April 2007

Concerning the development of earnings (adjusted earnings before interest, taxes and amortisation of goodwill – underlying EBITA by division), an uneven trend is emerging in the 2007 financial year: The development of earnings in the Central Europe sector is positive in the tour operator segment. Earnings are affected by start-up expenses incurred in the wake of the realignment of flight operations under the new brand TUIfly.com. Earnings by the Northern Europe sector will be impacted by the difficult market environment in the UK and Ireland in comparison

with 2006. The Nordic countries, however, will see a continuation of the positive trend of 2006. Overall, the Northern Europe sector will fall slightly short of the previous year's very good performance. In the framework of the visible recovery of the French market, earnings by the Western Europe sector are expected to show overall improvements. Earnings by the destinations sector are expected to rise, largely due to the hotel companies.

Shipping

In the shipping division, the current development of earnings is primarily characterised by the year-on-year decline in freight rate levels in almost all trade lanes. For the overall assessment of the container shipping market, the first quarter of 2007 is expected to represent the bottom of the industry cycle. Initial recovery trends are expected for the second quarter of 2007. As a result, positive operating profit contributions are expected for the second half of 2007. The overall development of the shipping division will depend on the further development of the external cost components for land-based transport and shipping bunker costs.

Despite the currently positive volume trend in container shipping, turnover is impacted by the low freight rate level. The expected recovery of freight rate levels in the course of the year is expected to go hand in hand with a corresponding increase in turnover.

Central operations

From today's perspective, central operations will fall slightly short of the previous year's level due to the income from the real estate sector included in 2006 earnings.

Group

Overall, the TUI Group's continuing operations (tourism, shipping and central operations) are expected to show a slight increase in turnover. From today's perspective, a final assessment of the development of consolidated earnings is not possible, partly due to the planned merger of TUI AG's tourism division – excluding the hotel companies operating under TUI Hotels & Resorts – with the British travel group First Choice Holidays PLC.

Corporate Governance

The composition of the Executive Board and Supervisory Board of TUI AG did not change in the course of the first quarter of 2007.

The current, complete composition of the Executive Board and Supervisory Board is presented on the Company's website (www.tui-group.com), where it is accessible to the general public.

TUI AG
The Executive Board
May 2007

Interim Financial Statements

Condensed profit and loss statement of the TUI Group for the period from 1 January to 31 March

€ million	Q1 2007	Q1 2006
Turnover	4,094.1	4,200.4
Other income	326.1	308.0
Changes in inventories and other own work capitalised	+ 2.4	+ 4.2
Cost of material and purchased services	3,282.0	3,199.2
Personnel costs	538.7	613.4
Depreciation and amortisation	156.7	169.3*
Impairment	0.0	1.1
Other expenses	559.7	628.7
Financial income	63.1	70.0
Financial expenses	95.8	104.5
Result from companies measured at equity	+ 7.1	+ 5.0
Earnings before taxes on income	**- 140.1**	**- 128.6**
Income taxes	- 34.3	- 20.2*
Result from continuing operations	**- 105.8**	**- 108.4**
Result from discontinuing operations	0.0	+ 17.5
Group profit/loss	**- 105.8**	**- 90.9**
Group profit/loss attributable to shareholders of TUI AG	- 117.2	- 93.7
Group profit/loss attributable to minority interests	+ 11.4	+ 2.8
Group profit/loss	**- 105.8**	**- 90.9**

€ [illegible]	Q1 2007	Q1 2006
Basic earnings per share	**- 0.47**	**- 0.38**
from continuing operations	- 0.47	- 0.42
from discontinuing operations	+ 0.00	+ 0.04
Diluted earnings per share	**- 0.47**	**- 0.38**
from continuing operations	- 0.47	- 0.42
from discontinuing operations	+ 0.00	+ 0.04

* As a result of the finally completed purchase price allocation in the financial year 2006 concerning the acquisition of the CP Ships Group the depreciation within Q1/2006 decreased by € 0.3 million to € 169.3 million. Taking into account the tax effect, the result from continuing operations increased by € 0.4 million. The previous year values were adjusted accordingly.

Condensed consolidated balance sheet of the TUI Group

€ million	31 Mar 2007	31 Dec 2006
Assets		
Goodwill	3,116.4	3,134.8
Other intangible assets	581.4	604.9
Investment property	93.5	95.7
Property, plant and equipment	5,171.3	5,145.7
Companies measured at equity	453.8	407.7
Financial assets available for sale	116.6	117.3
Trade accounts receivable and other receivables	307.6	351.7
Derivative financial instruments	9.7	7.8
Deferred income tax claims	196.6	275.6
Non-current assets	**10,046.9**	**10,141.2**
Inventories	209.9	129.3
Financial assets available for sale	5.8	5.8
Trade accounts receivable and other receivables	2,150.3	1,778.0
Derivative financial instruments	159.9	76.2
Current income tax claims	56.6	23.4
Cash and cash equivalents	942.8	688.7
Assets held for sale	4.7	171.4
Current assets	**3,530.0**	**2,872.8**
	13,576.9	**13,014.0**

€ million	31 Mar 2007	31 Dec 2006
Equity and liabilities		
Subscribed capital	641.7	641.7
Capital reserves	2,396.2	2,396.2
Revenue reserves	- 580.7	- 597.9
Hybrid capital	294.8	294.8
Equity before minority interests	**2,752.0**	**2,734.8**
Minority interests	280.0	275.5
Equity	**3,032.0**	**3,010.3**
Pension provisions and similar obligations	903.6	1,056.1
Current income tax provisions	143.6	177.0
Deferred income tax provisions	36.0	60.1
Other provisions	368.8	435.5
Non-current provisions	**1,452.0**	**1,728.7**
Financial liabilities	3,516.2	3,477.6
Derivative financial instruments	18.2	27.0
Other liabilities	32.3	28.3
Non-current liabilities	**3,566.7**	**3,532.9**
Non-current provisions and liabilities	**5,018.7**	**5,261.6**
Pension provisions and similar obligations	21.7	29.0
Current income tax provisions	131.2	87.8
Other provisions	637.0	575.9
Current provisions	**789.9**	**692.7**
Financial liabilities	475.9	422.0
Trade accounts payable	2,016.6	1,958.4
Derivative financial instruments	71.1	116.2
Other liabilities	2,172.7	1,550.7
Current liabilities	**4,736.3**	**4,047.3**
Liabilities related to assets held for sale	**0.0**	**2.1**
Current provisions and liabilities	**5,526.2**	**4,742.1**
	13,576.9	**13,014.0**

Statement of recognised income and expenses

€ million	Q1 2007	Q1 2006
Currency translation	- 25.4	- 86.2
Change in value with no effect on net income from companies measured at equity	14.0	0.0
Reserves for change in value of financial instruments	71.3	- 43.5
Actuarial gains and losses from pension obligations and associated fund assets	149.9	26.9
Tax item directly offset against equity	- 57.4	8.7
Income and expenses directly recognised in equity	**152.4**	**- 94.1**
Group profit	- 105.8	- 90.9
Total income and expenses recognised in the financial year	**46.6**	**- 185.0**
- attributable to shareholders of TUI AG	37.6	- 184.2
- attributable to minority interests	9.0	- 0.8

Condensed cash flow statement for the period from 1 January to 31 March

€ million	Q1 2007	Q1 2006
Cash flow from operating activities	204.0	236.6
Cash flow from investing activities	18.9	26.1
Cash flow from financing activities	24.6	- 20.4
Change in funds with cash effect	**247.5**	**242.3**
Change in cash and cash equival. due to changes in consolidation and exchange rate fluctuations	**6.6**	**- 6.4**
Cash and cash equivalents at the beginning of the period	**688.7**	**607.5**
Cash and cash equivalents at the end of the period	**942.8**	**843.4**
of which included in the balance sheet item assets classified held for sale	0.0	4.1
Cash and cash equivalents at the end of the period for continuing operations	**942.8**	**839.3**

Notes

Accounting principles
The Group's interim financial statements as at 31 March 2007 were prepared in a condensed form compared with the consolidated annual financial statements in accordance with IAS 34 'Interim Financial Reporting'. The only deviation from the historical cost principle was the accounting method applied in measuring financial instruments.

As of the beginning of the 2007 financial year, the following statutory standards revised or newly issued by the IASB were applicable: IAS 1 – Presentation of Financial Statements (amendment concerning capital disclosures) and IFRS 7 – Financial Investments: Disclosures. These newly applicable standards comprise provisions on disclosures to be provided in the notes on consolidated financial statements. The application of these standards therefore did not have any effects on financial reporting in the framework of the interim financial statements for the 2007 financial year.

The interim financial statements as at 31 March 2007 were prepared in accordance with the same accounting and measurement principles as those applied in the preceding consolidated financial statements as at 31 December 2006.

Since the purchase price allocation for the acquisition of the CP Ships Group was finalised in the 2006 financial year, depreciation and amortisation for the first quarter of 2006 declined by € 0.3 million. Taking account of the tax effect, earnings from continuing operations rose by € 0.4 million. The previous year's figures were restated accordingly. The restatements of the original purchase price allocations are outlined in detail in the notes on the consolidated financial statements as at 31 December 2006.

Since the integration of the business operations of the CP Ships Group into the Hapag-Lloyd Group has largely been completed, the joint transport routes and the customer base in container shipping are no longer primarily characterised by the euro but by US dollars. The primary economic environment for container shipping operations, i.e. the key environment within which cash and cash equivalents are received and spent, therefore changed to the US dollar region. As of 1 January 2007, the US dollar therefore had to be used as the functional currency of the operative container shipping companies in accordance with IAS 21.35.

Group of consolidated companies
The consolidated financial statements included all major subsidiaries in which TUI AG was able to directly or indirectly govern the financial or operating policies such that the Group obtained benefits from the activities of these companies.

The interim financial statements as at 31 March 2007 included a total of 39 domestic and 333 foreign subsidiaries, besides TUI AG.

Since 31 December 2006, two companies were newly included in the group of consolidated companies due to an expansion of their business activities. One of the companies newly added related to the tourism division, while the other one related to the shipping division.

Since 31 December 2006, a total of 17 companies were removed from consolidation. Sixteen companies related to the shipping division, with most of them deconsolidated due to the liquidation of these companies (15 companies). One company was deconsolidated due to the divestment of 50% of the corresponding shares by the shipping division. One company related to the tourism division; it was removed from consolidation due to a merger.

Acquisitions – Divestments

With purchase contract dated 31 January 2007, the TUI Deutschland GmbH tour operator acquired the remaining 25%, in addition to the 75% already held, of the capital stock of E.V.S. Beteiligungsgesellschaft mbH, Rengsdorf, a company already included in the TUI Group's group of consolidated companies, at a purchase price of € 19.1 million.

With effect from 5 January 2007, the minority share in Germanischer Lloyd AG held by Hapag-Lloyd AG was sold at a purchase price of € 15.1 million. As at the end of the 2006 financial year, this minority share was classified as a non-current asset held for sale in accordance with IFRS 5. The corresponding asset was therefore shown in a separate balance sheet item as at 31 December 2006.

On 21 February 2007, CP Ships Limited concluded an agreement on the sale of the material assets and liabilities of Montreal Gateway Terminals to Montreal Gateway Terminals Limited Partnership, a company set up by Morgan Stanley Infrastructures Partners for this purpose. The agreements took effect as of 9 March 2007. Montreal Gateway Terminals were part of the business of CP Ships, the container shipping line acquired in 2005.

Until 9 March of the current financial year, Montreal Gateway Terminals generated turnover of € 17.1 million and earnings after taxes of € 1.4 million. In the first quarter of 2006, turnover had totalled € 25.8 million with earnings of € 9.9 million.

The container terminal business was acquired by Montreal Gateway Terminals Limited Partnership at a price of € 324,6 million in the form of an asset deal. The purchase price was largely paid in cash, with the remainder paid in the form of a transfer of an interest of around 20% in the new company. This interest was included in the framework of at equity measurement by the TUI Group. After deduction of the selling expenses of € 1.3 million, the divestment generated overall positive earnings before taxes of € 180.7 million in the shipping division in the first quarter of the 2007 financial year.

Since the sales negotiations became increasingly specific, the material assets and liabilities of Montreal Gateway Terminals were classified as a disposal group in accordance with IFRS 5 as at the end of the 2006 financial year and were therefore shown in separate balance sheet items as at 31 December 2006.

Discontinuing operations

With the divestment of the US steel service companies of Preussag North America Inc. to financial investor Platinum Equity in May 2006 and the divestment of the majority interest in Wolf GmbH, a company in the heating and air conditioning sector, to Centrotec Sustainable AG, the TUI Group sold its last remaining industrial interests.

As a result, the TUI Group now comprises the two core businesses tourism and shipping.

Currently, there are no discontinuing operations. The tables shown below provide an overview of the development of discontinuing operations in the 2006 reference period.

Result from discontinuing operations

Besides the operating income and expenses of these operations, the 2006 result from discontinuing operations also included effects of the deconsolidation of companies already divested in these sectors.

Result from discontinuing operations (after income tax)

€ million	Q1 2007	Q1 2006
Trading	–	12.2
Energy	–	–
Sub-total – Earnings after taxes	**–**	**12.2**
Trading	–	–
Energy	–	5.3
Sub-total – Result from divestment/deconsolidation	**–**	**5.3**
Trading	–	12.2
Energy	–	5.3
Total – Result from discontinuing operations	**–**	**17.5**

Material items of the profit and loss statement of the discontinuing operations

€ million	Q1 2007	Trading Q1 2006
Turnover	–	278.0
Operating income	–	0.1
Depreciation/amortisation	–	–
Other operating expenses	–	259.0
Financial income	–	0.1
Financial expenses	–	0.6
Result from companies measured at equity	–	+ 0.5
Earnings before taxes	–	19.1
Income taxes	–	6.9
Earnings after taxes	**–**	**12.2**

Cash flows from operating, investing and financing activities of the discontinuing operations

€ million	Q1 2007	Trading Q1 2006
Cash flow from operating activities	–	- 11.8
Cash flow from investing activities	–	- 1.8
Cash flow from financing activities	–	15.9
Change in cash and cash equivalents due to exchange rate fluctuations	–	0.1
Development of cash and cash equivalents	**–**	**2.4**

Notes on the consolidated profit and loss statement

The year-on-year development of the consolidated profit and loss statement was essentially characterised by changes in the group of consolidated companies. In the first quarter of 2006, the business travel operations of the TQ3 Group, the US steel service companies of the PNA Group, the specialist travel activities of TUI Nederland, the shareholding in Wolf GmbH (heating and air conditioning technology) as well as TUI InfoTec Group (IT services) were fully included in consolidation. These companies were divested in the course of the 2006 financial year and were therefore not fully consolidated in the current period under review. Moreover, the Explorers Travel Club Group was only to be included in the TUI Group's group of consolidated companies as of the third quarter of the 2006 financial year. As a result, a year-on-year comparison of the first quarter of the current financial year with the comparative period in 2006 is of limited use only.

In the course of the 2006 financial year, the operative business of the CP Ships Group, acquired in 2005, was almost fully integrated into the Hapag-Lloyd Group. In the first quarter of 2006, restructuring expenses had totalled around € 40 million, while in the first quarter 2007 the shipping division generated total book profits of € 195.8 million from the divestment of its minority interest in Germanischer Lloyd AG and the material assets and liabilities of Montreal Gateway Terminals.

Overall, operating earnings in the shipping division declined mainly due to the drop in freight rates in almost all trade lanes.

The development of earnings by the tourism division in the first quarter of 2006 was mainly determined by income of € 143.9 million generated from the divestment of the TQ3 Group (Other tourism sector).

Even adjusted for the special one-off effects of the 2006 reference period, earnings by the tourism division declined year-on-year, with an overall increase in turnover.

This was in particular attributable to the persistently difficult market environment in the Northern Europe sector. The Scandinavian source markets increased both their turnover and earnings year-on-year. The UK posted income of € 3.5 million from an aircraft sale-and-lease-back agreement. However, this sector was particularly strongly affected by the difficult market environment, reflected by a decline both in turnover and earnings.

On the other hand, turnover rose substantially in some of the Central and Western Europe source markets. In addition, income of € 3.4 million from an aircraft sale-and-lease-back agreement was generated in source market Central Europe in the first quarter of 2007. On the other hand, expenses were incurred in connection with the integration of the two airlines Hapag-Lloyd Flug and Hapag-Lloyd Express to create the new master brand TUIfly.com. However, net earnings in source market Central Europe rose slightly year-on-year. Earnings by source market Western Europe matched 2006 levels but showed regional variations.

The destinations sector achieved a substantial increase in its earnings year-on-year, mainly due to the positive operative development of the hotel companies.

In 2006, earnings of other operative companies were characterised by one-off income of € 40.8 million by the real estate companies from the divestment of

'Schacht Konrad'. Another factor to be taken into account was the fact that Wolf GmbH was no longer included in consolidation in the period under review.

Earnings by the holding companies in 2006 benefited from earnings of € 15.0 million from the fair value measurement of the conversion options of the convertible bond issued in October 2003. Since, with effect from 3 April 2006, TUI AG irrevocably waived its option, to be exercised unilaterally, of being able to deliver cash if a conversion option should be exercised, fair value measurement with an effect on results has no longer applied since 3 April 2006.

Overall, the earnings situation was characterised by the seasonal nature of the tourism business. Due to the business cycles, profit contributions in the tourism division predominantly arise in the second and third quarter of any one year.

In the first quarter of the 2007 financial year, no unusual expenses or income from the divestment of discontinuing operations had to be reported. In the 2006 reference period, unusual income after tax of € 5.3 million had resulted from the payment of previously disputed dividend claims on a company of the Preussag Energie Group.

Notes on the consolidated balance sheet

The changes in the consolidated balance sheet as against 31 December 2006 mainly resulted from the cycle of the tourism business. Both inventories, trade accounts receivable and the corresponding trade accounts payable in the tourism division rose due to the development of the tourism season. Due to the increase in advance payments in tourism, other liabilities as well as liquid funds also rose within that period.

Goodwill rose slightly as against 31 December 2006. This was mainly due to the change in exchange rate parities – in particular against British pounds sterling – of the goodwill carried in the functional currency of the respective subsidiaries.

Assets held for sale and related liabilities

€ million	31 Mar 2007	31 Dec 2006
Non-current assets	4.7	171.4
Assets held for sale	**4.7**	**171.4**
Liabilities related to non-current assets	–	2.1
Liabilities from assets held for sale	**–**	**2.1**

The reduction in assets held for sale and the related liabilities mainly resulted from the divestment of the minority interest in Germanischer Lloyd AG as at 5 January 2007 and the divestment of the material assets and liabilities of Montreal Gateway Terminals as at 9 March 2007. These transactions are outlined in detail in the section 'Acquisitions – divestments'.

As at 31 March 2007, real estate assets and land were carried as non-current assets held for sale in accordance with IFRS 5.

Changes in equity

The TUI Group exercised the option offered by IAS 19 of offsetting actuarial gains and losses against equity with no effect on results when they occur. In this context, provisions for pensions were reduced by € 149.9 million in the period under review, primarily due to the increase in the long-term interest rate level observed

in the UK since the beginning of the year. Taking account of deferred taxes of € 45.8 million to be carried, equity rose accordingly by € 104.1 million with no effect on results.

A further increase in equity resulted from changes in the value of financial instruments used to hedge against exposure to payment flow risks, carried with no effect on results.

On the other hand, Group equity dropped due to the negative consolidated earnings of € 105.8 million.

Equity was further reduced due to changes in the currency translation of financial statements prepared by foreign subsidiaries.

Contingent liabilities

As at 31 March 2007, the TUI Group's contingent liabilities totalled around € 152 million (31 December 2006: around € 214 million). Contingent liabilities were carried at the level of potential availment as at the balance sheet date. They mainly related to remaining guarantees and warranties from the former plant engineering and shipbuilding activities, which serve to settle follow-up projects and were substantially reduced in the first three months of the financial year.

Other financial liabilities

Financial liabilities from operating rental, lease and charter agreements fell slightly at the end of the first quarter to € 4.3 billion from € 4.5 billion as at 31 December 2006. The fair value decreased accordingly from € 3.8 billion to € 3.7 billion.

The remaining other financial liabilities dropped to € 5.6 billion as at the end of the first quarter of 2007, down from € 6.1 billion as at the end of the 2006 financial year. At € 4.9 billion, the fair value declined year-on-year from € 5.3 billion. While order commitments for tourism services declined slightly by € 0.1 billion to € 2.2 billion, order commitments for investments fell by € 0.3 billion to € 2.8 billion.

Notes on the cash flow statement

In the period under review, cash and cash equivalents rose by € 254.1 million to € 942.8 million.

At € 204.0 million, the inflow of cash from operating activities dropped slightly by € 32.6 million year-on-year. This was mainly attributable to the earnings situation in the shipping division.

The inflow of cash from investing activities totalled € 18.9 million (previous year: inflow of € 26.1 million) in the current financial year. The inflow of cash in the current financial year was mainly attributable to the divestment of the material assets and liabilities of Montreal Gateway Terminals and the minority interest in Germanischer Lloyd AG. On the other hand, payments were made for capital expenditure in property, plant and equipment as well as investments – mainly for one container ship and hotel complexes as well as the acquisition of the remaining shares in E.V.S. Beteiligungsgesellschaft mbH.

The inflow of cash from financing activities totalled € 24.6 million, compared with an outflow of cash from financing activities of € 20.4 million in the 2006 reference period.

Cash and cash equivalents increased by € 6.6 million due to changes in exchange rates and changes in the group of consolidated companies.

Statements of changes in equity

Summary statement of changes in equity from 1 January to 31 March 2007

€ million	Subscribed capital	Capital reserves	Revenue reserves	Hybrid capital	Equity before minority interests	Minority interests	Equity
Balance as at 1 January 2007	**641.7**	**2,396.2**	**- 597.9**	**294.8**	**2,734.8**	**275.5**	**3,010.3**
Dividend payments	0.0	0.0	0.0	0.0	0.0	- 6.5	- 6.5
Hybrid capital dividend	0.0	0.0	- 2.1	0.0	- 2.1	0.0	- 2.1
First-time consolidation	0.0	0.0	0.0	0.0	0.0	2.8	2.8
Effect of the acquisition of minority interests	0.0	0.0	- 18.4	0.0	- 18.4	- 0.7	- 19.1
Income and expenses directly taken to equity	0.0	0.0	95.1	0.0	95.1	8.9	104.0
Tax items directly offset against equity	0.0	0.0	- 57.5	0.0	- 57.5	0.1	- 57.4
Balance as at 31 March 2007	**641.7**	**2,396.2**	**- 580.8**	**294.8**	**2,751.9**	**280.1**	**3,032.0**

Summary statement of changes in equity from 1 January to 31 March 2006

€ million	Subscribed capital	Capital reserves	Revenue reserves	Hybrid capital	Equity before minority interests	Minority interests	Equity
Balance as at 1 January 2006	**641.0**	**2,385.0**	**783.8**	**294.8**	**4,104.6**	**262.2**	**4,366.8**
Dividend payments	0.0	0.0	0.0	0.0	0.0	- 9.2	- 9.2
Effect of option writer position from an option on minority interests	0.0	0.0	45.1	0.0	45.1	0.0	45.1
Income and expenses directly taken to equity	0.0	0.0	- 192.9	0.0	- 192.9	- 0.8	- 193.7
Tax items directly offset against equity	0.0	0.0	8.7	0.0	8.7	0.0	8.7
Balance as at 31 March 2006	**641.0**	**2,385.0**	**644.7**	**294.8**	**3,965.5**	**252.2**	**4,217.7**

Segment indicators

External turnover with non-Group third parties according to divisions and sectors

€ million	Q1 2007	Q1 2006
Tourism	2,589.5	2,510.6
Shipping	1,500.3	1,639.6
Other operative sectors	3.7	49.9
Holding companies	0.6	0.3
Continuing operations	**4,094.1**	**4,200.4**
Trading	–	278.0
Discontinuing operations	**–**	**278.0**
Total	**4,094.1**	**4,478.4**

Earnings before interest, taxes and amortisation of goodwill according to divisions and sectors (EBITA)

€ million	Q1 2007	Q1 2006
Tourism	- 237	- 83
Shipping	141	- 25
Other operative sectors	4	47
Holding companies	- 12	- 14
Consolidation	21	5
Continuing operations	**- 83**	**- 70**
Trading	–	20
Energy	–	5
Discontinuing operations	**–**	**25**
Total	**- 83**	**- 45**

In the first quarter of 2007, earnings before interest, taxes and amortisation of goodwill (EBITA) comprised the following results from the companies measured at equity: tourism € 5.2 million (previous year: € 3.7 million), shipping € 1.9 million (previous year: € 1.3 million), other operative sectors € 0.0 million (previous year: € 0.0 million), holding companies € 0.0 million (previous year: € 0.0 million), and trading € 0.0 million (previous year: € 0.5 million).

Financial Calendar 2007

Annual General Meeting 2007	16 May 2007
Interim Report January to June 2007	9 August 2007
Interim Report January to September 2007	8 November 2007

Imprint

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

Phone +49.511.566-00
Fax +49.511.566-1901
E-Mail investor.relations@tui.com
Internet www.tui-group.com

The German version of this report is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation. Both versions are available on the web: www.tui-group.com

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline
distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume
→ 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds
ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality + 2 x strong brand + 2 x size = Security
aircraft = 1 airline → 279 hotels + 600 swimming pools + 165,000 beds = 36 million accommodations → 5 continents +
transport volume → 2 x quality + 2 x strong brand + 2 x size = Security & prospects → 1 access + 9 source markets = 2
pools + 165,000 beds = 36 million accommodations → 5 continents + 100 countries + 331 distribution agencies = 1 IT sy
+ 2 x size = Security & prospects → 1 access + 9 source markets = 20 million offerings → 11.1 million passengers + 2,20
→ 5 continents + 100 countries + 331 distribution agencies = 1 IT system → 138 container ships + 467,000 TEU capa
+ 9 source markets = 20 million offerings → 11.1 million passengers + 2,200 employees + 50 aircraft = 1 airline → 279 hot
agencies = 1 IT system → 138 container ships + 467,000 TEU capacity = 5 million TEU transport volume → 2 x quality +

Annual Report 2006
Challenging tasks. Clear goals.

RECEIVED

TUI
Aktiengesellschaft



Brief profile.

TUI is a group operating internationally, which since 2005 has focused on the two growth segments of tourism and shipping. In both segments TUI holds leading market positions: the TUI Group is Europe's number one tourism company and ranks [illegible] leading worldwide [illegible] shipping lines. [illegible] positioned [illegible] in both segments.

Consequently, TUI is well placed to benefit from the substantial worldwide growth potential that [illegible] both the [illegible] container shipping [illegible]. In determining [illegible] activities, the Group [illegible] strongly on the requirements for people and goods in a [illegible] world. [illegible] increase [illegible] of the [illegible].



Tourism

TUI is a one-stop shop for holiday tours and has established itself as Europe's market leader in the high-growth tourism sector. Whether for modular web-based bookings or package tours, the Group's tourism division covers the entire travel chain – from bookings over organisation to flight and accommodation – in more than 70 holiday countries.

Its portfolio comprises around 3,200 Group-owned travel agencies, 70 tour operation brands, 120 aircraft, 35 agencies and 279 hotels with a capacity of around 165,000 beds in the destinations.

Brands

Strong tourism brands under one TUI-Roof.

Segment Structure

Central Europe:
Source markets: Germany, Switzerland, Austria, Eastern Europe
✈ Hapag-Lloyd Flug, Hapag-Lloyd Express
Northern Europe:
Source markets: UK, Ireland, Nordic countries
✈ Thomsonfly, TUIfly Nordic
Western Europe:
Source markets: France, Netherlands, Belgium
✈ Corsair, TUI Airlines Nederland, TUI Airlines Belgium
Destinations: Incoming agencies, Hotel companies
Other Tourism: Business travel, IT Services



Shipping

TUI's shipping operations are pooled in Hapag-Lloyd. With 138 container ships and comprehensive logistics services, Hapag-Lloyd is one of the world's top five container lines in the growth market of container shipping. Besides the Far East, the Trans-Pacific and the Atlantic, this globally operating container line also operates in trade lanes Latin America and Australasia.

The second pillar of the shipping division is the premium and luxury cruise segment focusing on lifestyle and expedition cruises on all the world's seas. With cruise vessels such as 'Europa' Hapag-Lloyd has established itself as a leading provider in German-speaking countries.

Brands

Hapag-Lloyd   Hapag-Lloyd Kreuzfahrten

Segment Structure

Hapag-Lloyd:
Container shipping, Cruises

TUI Group in Figures

		2006	2005	Var. %
Turnover by divisions				
Tourism	€ mill	14,084	14,097	- 0.1
Shipping	€ mill	6,254	3,834	+ 63.1
Others	€ mill	578	1,688	- 65.8
Group	**€ mill**	**20,916**	**19,619**	**+ 6.6**
Earnings before interest, tax, depreciation and amortisation (EBITDA)				
Tourism	€ mill	781	734	+ 6.4
Shipping	€ mill	212	454	- 53.4
Others	€ mill	- 24	192	n. m.
Group	**€ mill**	**969**	**1,380**	**- 29.8**
Earnings by divisions (EBITA)				
Tourism	€ mill	394	365	+ 7.8
Shipping	€ mill	- 106	319	n. m.
Others	€ mill	- 56	166	n. m.
Group	**€ mill**	**232**	**850**	**- 72.7**
Underlying earnings by divisions (underlying EBITA)				
Tourism	€ mill	401	366	+ 9.5
Shipping	€ mill	8	323	- 97.6
Others	€ mill	- 40	18	n. m.
Group	**€ mill**	**369**	**707**	**- 47.9**
Net profit for the year	**€ mill**	**- 847**	**496**	**n. m.**
Earnings per share	€	- 3.66	2.29	n. m.
Assets				
Non-current assets	€ mill	10,141	11,883	- 14.7
Current assets	€ mill	2,873	3,491	- 17.7
Total assets	**€ mill**	**13,014**	**15,374**	**- 15.4**
Equity and liabilities				
Equity	€ mill	3,010	4,367	- 31.1
Non-current liabilities	€ mill	5,262	5,288	- 0.5
Current liabilities	€ mill	4,742	5,719	- 17.1
Total equity and liabilities	**€ mill**	**13,014**	**15,374**	**- 15.4**
Equity ratio	**%**	**23.1**	**28.4**	**- 18.7**
Cash flow from operating activities	**€ mill**	**467**	**965**	**- 51.6**
Capital expenditure	**€ mill**	**750**	**1,138**	**- 34.1**
Net debt	**€ mill**	**3,211**	**3,807**	**- 15.7**
Employees	**31 Dec**	**53,930**	**62,947**	**- 14.3**








TUI

Letter to our Shareholders

Dear Shareholders,

in the 2006 financial year, the tourism division was able to increase its operating earnings in spite of difficult conditions in some markets. However, cost increases and changes in market structures prevented us from meeting our targets for the tourism division, so that some goodwill items were revalued. In container shipping, earnings were impacted by capacity growth and cost increases, accompanied by high one-off costs for the integration of CP Ships. This resulted in a negative group result for the 2006 financial year. The overall result is totally unsatisfactory and does not permit payment of a dividend.

Nevertheless TUI has set out on the right path. The accumulation of negative factors in the 2006 financial year was a unique phenomenon, and we expect to see significant growth in earnings and resume dividend payments again in 2007.

In the tourism division, we continue to be Europe's number one, both in turnover and customer volume terms but also in terms of absolute earnings generated. We hold this leadership position because we are early movers, quickly responding to market trends and adopting a pro-active approach with our own innovative products. Accordingly, as in the three previous years, our earnings growth from tourism operations again outperformed turnover growth in 2006.

We expect this trend to continue in the future. A major step in this direction has been taken with the launch of TUIfly.com. In combining the operations of our previous two German airlines, we are pooling our forces, enlarging our product portfolio and optimising our structures. Moreover, we will expand TUIfly.com into a European distribution platform which may be used to book other travel modules, as well as a comprehensive range of flight connections. This will enhance our presence and relevance for customers in two tourism segments characterised by particularly dynamic growth: low-cost flight operations and modular tours.

Our cruise business is also characterised by strong growth. TUI successfully participates in this trend with clearly positioned products for the German and British markets. In order to achieve a further expansion of our product portfolio, we are buying into the German activities of world market leader Carnival Cruise Corporation, the 'Aida'. We will develop an independent TUI product to attract new customers in the high-volume premium market.

Besides selective activities in the new growth segments, we are also expanding our core business. Organised tours offered by tour operators form the core of our tourism business. Product innovation and product quality secure our competitive edge. Strict control and reduction of production costs ensure the profitability and viability of our products. This is another area in which we took decisions in 2006 and where some of these have already been implemented. Overall, our costs will be reduced by € 250 million by 2008.

Two key factors strongly characterised the business trend in shipping in 2006: cost increases and declining freight rates in the market, and high one-off costs for the integration of the operations of CP Ships into Hapag-Lloyd's organisation. Earnings came under substantial pressure due to the combination of these two factors.

However, the integration process marked an enormous achievement. What is more, it was already completed in 2006, i.e. earlier than originally planned. Our material expectations were also surpassed. Full synergies of € 220 million will be achieved as of 2008: € 40 million more than planned. The one-off integration costs of around € 114 million in 2006 will not recur in 2007. Our position as one of the world's five biggest container lines, together with having the leading productivity per employee in the industry, form the healthy basis for a fast and sustainable improvement of our earnings position in the shipping division.

The Group also achieved structural improvements in 2006, which will have a positive effect in subsequent years. Net debt was reduced by around € 600 million year-on-year.

Overall, the TUI Group forged ahead to boost its earnings power. We will consistently follow this path in 2007. We expect to generate substantial earnings growth thanks to the implementation of our decisions and the absence of one-off costs. This will be required in order to achieve an appropriate return on capital employed. And an appropriate return is imperative for our Group's long-term success, our top-priority.

In order to further enhance our return on invested capital, we will increase our earnings and reduce our invested capital. To this end, we have identified assets of around one billion euros which will be released. We will reduce our invested capital by this amount and thus not only boost our profitability but also further reduce our debt.

In 2006, our employees were highly committed and produced an excellent performance in a difficult environment. We would like to extend a vote of thanks to our employees for their dedication. We are convinced, that we will achieve our future objectives given our strongly motivated workforce.

TUI plays a prominent role in two global growth markets – tourism and shipping. With marketable products, optimised cost structures and employees who are service-oriented and highly committed, we are well positioned to face the challenges of the future. We have set out on the right path with our programmes and initiatives to enhance our profitability. Given this constellation, we are a good choice offering positive prospects to our customers and shareholders alike.

Yours sincerely,





[illegible] strong pillars: our Group

- **Growing** [illegible]

- **Expanding leadership positions.** [illegible]

- **Convincing quality.** [illegible]

- **Steadily increasing efficiency and earnings.** [illegible]



Challenging tasks.

2006 was an eventful year – and not an easy one for the TUI Group. TUI's strategic goal is to achieve a sustainable increase in corporate value. Although the Group has not yet fully achieved this goal, we remain confident in the future, since the Group is well positioned. In tourism and shipping, two of today's large growth markets, TUI is among the leaders. With its strong brands, TUI can exploit the potential available on the markets and continue to expand its business.

In **tourism**, we have identified clear growth segments and appropriate strategic initiatives. These will allow us to bring change to the tourism market environment while further developing the existing strengths inherent in our business model.

- **Medium-term integration of the TUI Group's European flight operations** under the new brand and sales platform TUIfly.com as a means of further expanding the low-cost and modular growth markets.

- **Expansion of web-based tour sales** and development of the airline brand TUIfly.com into an internet-based travel platform.

- **Entry into the high-growth premium volume business in the German cruise market** by means of a partnership envisaged with world market leader Carnival Cruises.

- **Further selective expansion of the hotel segment** as an essential step in the tourism value chain, both for the classical package tour market but also the high-growth modular market.



Clear goals.

[illegible] **optimising cost structures** [illegible]

[illegible] **shipping** [illegible] CP Ships' [illegible] and with [illegible] operate a fleet [illegible] strong [illegible]

[illegible] **optimisation of assets** [illegible] which is designed [illegible] **reducing capital tie-up** [illegible]

[illegible] introduced [illegible] and shipping [illegible] **cost containment programme** [illegible] **improve the efficiency** [illegible] AG and TUI [illegible]



1 access

\+ 9 source markets

= 20 million offerings



The internet is continuing to gain importance as a state-of-the-art sales platform for holiday tours. A new segment with strong growth has emerged – a segment that is modular, speedy, low-cost and accessible 24 hours a day. Today's customers search the web for individual travel modules and combine them at will – a trend that TUI has already successfully utilised over the past few years. Online turnover has increased more than fivefold in the last five years. In Germany the Group is already the no. one online travel company, and in Europe it is number two. Looking to the future, TUI has a clear objective: over the next three years, in all source markets we want to achieve an average growth rate of around 50 per cent in our online business.



1,967
3,023
3,899
2004
2005
2006

*) million

11.1 million passengers

\+ 2,200 employees

\+ 50 aircraft

= 1 airline



A large proportion of the growth in the modular travel market is generated on airline websites. Customers begin their holiday planning by booking their flights. Flights are therefore one of the keys to customer contact for TUI. With its strong presence on the web, TUIfly.com opens the door to TUI's wide range of tourism services. TUIfly.com combines the German TUI airlines under a single brand and in the future will integrate all the other TUI airlines into a joint European network. This concentration offers a large number of efficiency benefits.



279 hotels

+ 600 swimming pools

+ 165,000 beds

= 36 million accomodations



Classic package tours will continue to be a mainstay of TUI's business. Tours with all-inclusive services from flight, hotel and transfer to tour reps and car rental at destination continue to be an attractive option for those wishing to 'play it safe' for the most precious days of the year. In this regard, TUI offers a broad range of high-quality holiday tours in a total of over 70 countries of the world. Good hotels play a crucial part in ensuring customer satisfaction and loyalty. TUI's market position will be further reinforced with the expansion of the hotel segment by 2008.





5 continents
+ 100 countries
+ 331 distribution agencies

= 1 IT system



With 138 container ships and 331 distribution agencies in more than 100 countries, Hapag-Lloyd links continents, countries and cultures. As one of the leading providers of worldwide door-to-door container transport, the company offers complex logistics services throughout the transport chain and a comprehensive package of freight transport services, taking as its motto 'One partner, One system'.
To enable it to guarantee the same high quality anywhere in the world within the complex worldwide logistics process, Hapag-Lloyd has developed a special IT system, setting standards within the sector. All transport-related data for the global order processing platform is stored in a central system. This means that information relating to all services is available simultaneously anywhere in the world.


Operating Data
Financial Data
IT-Systems
Data Warehouse/
Business Intelligence
E-Business &
Communication Services

Hapag-Lloyd sets service and productivity standards.

+ 138 container ships

+ 467,000 TEU capacity


= 5 million TEU
transport volume

Hapag-Lloyd occupies leading position in worldwide container transport.

Today, Hapag-Lloyd is one of the world's five largest shipping companies. The successful integration of CP Ships, taken over in 2005, has further enhanced its competitive position. The balanced fleet portfolio operates in the world's key regions with all common vessel types. This allows for more efficient capacity planning and thus a flexible response to diverse customer requirements.



2 x quality
+ 2 x strong brand
+ 2 x size


= Security & prospects
20

TUI focuses on the two high-growth sectors of tourism and shipping. In both sectors the clear objective is to achieve optimum increases in both efficiency and earnings on the basis of the TUI's size and market positioning. Group activities focus on tapping and expanding high-growth business segments. These include the establishment of a European airline web portal, expansion of the hotel business and the consequent utilisation of the market growth due to the increased container shipping and the launch of the high-volume premium cruise segment.





2006 – A challenging year. Uneven trends in core businesses. Group earnings impacted by one-off effects. Considerable reduction in net debt.

2006 – at a glance

Uneven trends in core businesses

The TUI Group's performance in the 2006 financial year was characterised by uneven trends in tourism and shipping, its two core businesses. Earnings in both divisions were impacted by special effects of current restructuring operations, offset by one-off income from divestments of shareholdings.

Turnover and earnings in core businesses

At € 14.1 billion, turnover in the tourism division matched 2005 levels. On the other hand, earnings adjusted for one-off effects (underlying EBITA by division) rose by 9.5% to € 401 million. The shipping division increased its turnover by 63.1% to € 6.3 billion due to the first-time inclusion of CP Ships for a full financial year. The operative integration of CP Ships, effected in the 2006 financial year, caused high one-off restructuring expenses. Adjusted for the one-off expenses from the integration process, earnings by the shipping division were slightly positive by € 8 million despite the difficult worldwide market conditions in 2006.

Turnover and earnings by divisions

At € 20.9 billion, turnover by the divisions, comprising the core businesses tourism and shipping but also central operations and discontinuing operations, grew 6.6% year-on-year. Earnings adjusted for one-off effects (underlying EBITA by divisions) totalled € 369 million, down 47.9% year-on-year.

Group earnings impacted by one-off effects

In the 2006 financial year, Group earnings totalled € - 847 million, falling considerably short of 2005 levels. Earnings were impacted by the restructuring expenses, the market-induced weak performance in shipping and impairments of goodwill required in tourism. These impairments related in particular to goodwill in the UK, Ireland and France. Due to the development in these markets, the expected future cash flow had to be reduced so that the earnings target for the entire tourism division was adjusted accordingly. Total impairments of goodwill required amounted to € 710 million.

Substantial reduction in net debt

In the 2006 financial year, the TUI Group's net debt decreased by € 0.6 billion to € 3.2 billion as at the balance sheet date. The reduction in debt was largely attributable to the successful completion of the divestment of the remaining industrial shareholdings (US steel service companies and Wolf GmbH) as well as the divestment of the business travel activities in the tourism division. In addition, the first of the measures, announced in

December 2006, to bring net debt further down could be realised: Seven container ships and a container pool previously owned by CP Ships were sold.

Successful integration of CP Ships
The operative integration of the container shipping company CP Ships, acquired in October 2005, in Hapag-Lloyd was fully completed – significantly faster than expected – in the 2006 financial year. The centrepiece of integration activities was the expansion of Hapag Lloyd's organisational structure and information technology to include the new sites. As early as at the end of the third quarter of 2006, all former CP Ships services had been integrated into Hapag-Lloyd's structure and are now operated under the brand name Hapag-Lloyd.

Completion of Group realignment
With the divestment of the US steel service companies of Preussag North America, Inc. (PNA) to financial investor Platinum Equity in May 2006 and the divestment of the majority shareholding in Wolf GmbH, a heating and air ventilation company, to Centrotec Sustainable AG in October 2006, the TUI Group sold its last remaining industrial shareholdings.

Group structure and business operations

Today, the TUI Group comprises two core businesses, tourism and shipping. This is the result of a realignment process effected over the last years, in which the Group's portfolio of shareholdings was transformed from an industrial conglomerate to a pure services company.

The core businesses, tourism and shipping, will account for around 70% and 30%, respectively, of Group turnover. In accordance with the IFRS definition, the two businesses form the continuing operations. Due to the divestment of the US steel service operations in May 2006, the TUI Group no longer held any discontinuing operations according to the IFRS definition as at the balance sheet date.

Tourism
The tourism division comprises the five sectors Central Europe, Northern Europe, Western Europe, Destinations and Other tourism. The first three of these sectors cover regional source markets, one of the sectors represents the activities in the destinations and the last one of the sectors at the balance sheet date the remaining tourism business.

Central Europe

The Central Europe sector comprises the distribution and tour operator business in Germany, Switzerland, Austria and the Eastern European markets. As at the balance sheet date, the sector also comprised the airlines Hapag-Lloyd Flug and Hapag-Lloyd Express, which were pooled under the TUIfly.com brand in January 2007 in the framework of the Group's new airline strategy. Apart from the airlines, the main operative Group companies in this sector are TUI Deutschland GmbH, TUI Suisse AG and in Austria Gulet Touristik GmbH & Co. KG.

Northern Europe

The Northern Europe sector comprises the distribution and tour operator business in the UK, Ireland and the Nordic countries as well as airlines Thomsonfly (charter and scheduled flights) and TUIfly Nordic. The main

Group companies operating in the distribution and tour operator industry are TUI UK Ltd. and Budget Travel Ltd. in Ireland. In the Nordic countries, TUI Nordic Holding AB covers the distribution and tour operator activities.

Western Europe

The Western Europe sector comprises the distribution and tour operator business in France, the Netherlands and Belgium as well as the airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium. The main companies operating in the distribution and tour operator business, either directly or via shareholdings, are Groupe Nouvelles Frontières S.A.S., TUI Nederland N.V. and TUI Belgium N.V.

Airlines

The TUI Group's airlines currently operate from the individual source markets and are each thus allocated to the three sectors Central Europe, Northern Europe and Western Europe. At the end of the 2006 financial year, TUI airlines operated a total of 120 aircraft. The Group had two additional aircraft which it had leased out to third parties. In the 2006 summer season, a total of 123 aircraft were used. The seasonal increase in aircraft capacity was covered by correspondingly flexible leasings of third party airline capacity.

TUI aircraft fleet

Airline	Number of operated aircraft	Average age	Departure from
Hapag-Lloyd Flug	32	5.8	Germany
Hapag-Lloyd Express	16	10.5	Germany
Thomsonfly	46	11.5	UK
TUIfly Nordic	6	9.7	Sweden
Corsair	9	13.4	France
TUI Airlines Nederland	3	16.4	Netherlands
TUI Airlines Belgium	8	12.8	Belgium
Total	**120**	**10.1**	

As at 31 December 2006

Destinations

The destinations sector covers TUI's incoming agencies and the Group's hotel companies pooled under TUI Hotels & Resorts.

Incoming agencies

At the end of the 2006 financial year, TUI held shareholdings in 35 agencies in 36 key destinations. TUI held direct or indirect majority interests in some of these companies, while others were operated in the framework of joint ventures or on the basis of minority interests. TUI's main incoming agencies are TUI España, operating in Spain and the Dominican Republic, TUI Portugal, TUI Hellas in Greece, TUI Türkiye and TUI Bulgaria as well as associated agencies in Cyprus, Tunisia and Morocco.

Hotels

TUI Hotels & Resorts operated a total of 279 hotels. 44% of these hotels were owned by the respective hotel company, 11% were leased and 45% were operated in the framework of management or franchise agreements. TUI either had a direct or indirect majority interest in the hotel companies, or they were operated as joint ventures; in addition, TUI also held minority interests to a limited extent.

TUI Hotels & Resorts

Hotel brand	Hotels	Beds	Main sites
RIU	109	74,781	Spain, Caribbean
Magic Life	17	14,778	Egypt, Turkey, Tunisia
Iberotel	23	14,501	Egypt, Turkey
Grupotel	33	13,326	Balearic Islands
Robinson	21	11,359	Spain, Greece, Turkey
Grecotel	21	10,891	Greece
Paladien	16	5,444	France, Greece
Nordotel	7	4,641	Canary Islands, Turkey
Other	32	15,123	–
Total	**279**	**164,844**	

As at 2006

Other tourism

With the divestment of the business travel operations (TQ3 Travel Solutions) in the first quarter of 2006 and the majority in IT services companies of TUI InfoTec in the fourth quarter of 2006, the main components of the Other tourism sector were sold in the completed financial year. The remaining activities will be indicated in the source markets in future.

Business model

TUI is an integrated travel provider operating on all stages of the tourism value chain. The value chain comprises distribution, tour operators, airlines, incoming agencies and hotels. Distribution is comprised of travel agencies and direct sales channels such as the internet and call centres. Tour operators offer both package tours and modular travel products. Aircraft seats are offered both as elements of a package tour but also in the form of the seat-only business. Incoming agencies organise hotel transfers and day trips in the holiday destinations. The existing hotel portfolio covers a broad range of products from exclusive hotel accommodation to high-quality family club holidays.

The presence on all stages of the tourism value chain secures the quality of the product portfolio. Combining all stages of the value chain is aimed to achieve a constant high level of utilisation of Group capacity in flight operations and hotels. Capacity in these areas therefore only covers part of the business volume. All additional capacity requested is flexibly provided via third-party services purchased externally. The integrated business model has developed in line with the structural changes in the travel market. The focus is in particular on the separate marketing of individual travel components such as flights and overnight stays via direct selling channels.

Market & competition

The three large european source markets in population figure for the tourism business are Germany with approx. 82 million inhabitants, France with almost 63 million inhabitants and the UK with a population of around 60 million. The favourite holiday destination for German package tour customers is Spain, followed by Germany and Greece. In Europe's second largest package tour market, the UK, the preferred destinations are Spain, Greece and Cyprus. In the French source market, package tours are less popular. French customers prefer land-based tours to French destinations. Concerning air tours, French customers prefer long-haul destinations in the French overseas departments and former colonies in the Indian Ocean and the Caribbean.

At a turnover volume of around € 14 billion in the tourism division in 2006, TUI is Europe's largest integrated tourism group. In terms of reported turnover for 2005, the Thomas Cook Group was the second largest company in Europe, followed by MyTravel in the UK, the German REWE Group, the British First Choice and Kuoni in Switzerland. In terms of turnover, TUI is the market leader by turnover in 2005 in Germany, the UK and France. It is among the three leading tour operators in another eight European countries. In addition, TUI occupies key market positions in the emerging Eastern European tourism markets.

The current consolidation trends in the tourism market are expected to cause shifts in the competitive position. With the announced merger of Thomas Cook and MyTravel, the new company Thomas Cook Group plc. would expand its market position as Europe's number two. In the British market Thomas Cook Group plc. would be then the biggest supplier in terms of turnover.

Strategy

The tourism market is currently undergoing a phase of structural change, strongly characterised by the growing demand for modular travel products. The basis of this trend is the dynamic expansion of the internet as a platform for information and bookings as well as the sustained growth of the low-cost airlines.

The structural market changes create the need for a development of business models – in particular in the tour operator and airlines sector – in order to fully exploit the current market growth. TUI anticipated this change at an early point in time and actively helped to shape it. In order to generate further profitable growth, clear strategic approaches have been defined:

- In the framework of the airline strategy, a first step was to combine the two German airlines Hapag-Lloyd Flug and Hapag-Lloyd Express into the new brand TUIfly.com. A uniform online portal was created under this brand name in January 2007. A further strategic goal is the integration of all European airline activities of the TUI Group into the new brand and distribution platform TUIfly.com. This strategy forms the basis for sustainable participation in the growth segments of low-cost and modular tours.
- In the framework of the distribution strategy, a further expansion of web-based journey distribution has been planned, aiming to achieve average growth in the next three years of 50% in the respective source markets. Alongside this strategy, the new TUIfly.com brand will be expanded into an international travel platform.
- In addition, cruise activities will be expanded by means of entry into the fast-growing German premium volume market segment.
- The Group's hotel strategy is aimed at achieving a further selective expansion of the existing portfolio. The planned growth in this stage of the value chain is to be based both on an expansion of the hotel portfolio for the classic package tour market and the fast-growing modular travel market.

Besides the expansion of the growth areas, the structural market changes require the further development of existing production structures. In order to decrease specific production costs, a set of measures was launched to achieve further cost savings of € 250 million by 2008.

Shipping

The shipping division breaks down into the two sectors of container shipping and cruises with the respective key operative Group companies Hapag-Lloyd AG and Hapag-Lloyd Kreuzfahrten GmbH.

Container shipping

In 2006, the focus in container shipping was above all on the integration of the Canadian shipping company CP Ships, acquired in October 2005. The centrepiece of integration activities was the expansion of Hapag-Lloyd's organisational structure according to the 'blueprint model' pattern as well as the expansion of Hapag-Lloyd's IT systems to cover the new sites. By the end of the third quarter of 2006, all operative business elements of CP Ships, in particular the vessel and container fleets and liner services, were an integral element of Hapag-Lloyd and are now operated under the Hapag-Lloyd brand.

In the framework of the integration of CP Ships, the legal structures of the shipping division were reorganised. The former lead company Hapag-Lloyd AG with its two subsidiaries Hapag-Lloyd Container Linie GmbH and Hapag-Lloyd Kreuzfahrten GmbH, in turn, was a direct subsidiary of TUI AG. In the wake of the legal restructuring of the division, Hapag Lloyd AG was merged with TUI AG in two steps. The business operations of the former lead company Hapag-Lloyd AG were transferred in the course of a business transfer to Hapag-Lloyd Container Linie GmbH. In the framework of this transaction, Hapag-Lloyd Container Linie GmbH was converted into a stock corporation and has since then been operating under the name Hapag-Lloyd AG. As a result, the new Hapag-Lloyd AG and Hapag-Lloyd Kreuzfahrten GmbH are direct subsidiaries of the Group holding TUI AG.

Trade lanes

The operative business in container shipping is broken down into trade lanes, with each trade lane comprising a number of individual routes. With the integration of CP Ships, the Hapag-Lloyd reporting structure was expanded from four to five trade lanes. The new geographical structure comprises the trade lanes Far East, Trans-Pacific, Atlantic, Latin America and Australasia.

Capacities

As at the end of the 2006 financial year, Hapag-Lloyd operated a total of 138 vessels including CP Ships' fleet, fully integrated in 2006. Of the total fleet, 56 vessels were owned by the company, 40 were subject to long-term charter or leasing contracts and 42 vessels were subject to short-term charter agreements. The average age of the fleet was 8.2 years. In the course of the extension of shipping capacity seven vessels were delivered in the completed financial year; one with a capacity of 8,750 standard containers (TEU), six with 4,250 TEU. By 2008, another five vessels with a capacity of 8,750 TEU and two with a capacity of 4,250 TEU are to be delivered. Besides the vessels, the division held containers with a total capacity of around 1,015,000 TEU, most of which were owned.

The table below lists the number of container ships operated at the end of the 2006 financial year, broken down according to size categories, average age and capacity.

Container vessel fleet

	Total number	Average age	Capacity in TEU
Under 2,300	46	13.0	75,936
2,300 – 4,000	39	12.3	114,335
4,000 – 6,000	40	6.5	176,878
Over 6,000	13	2.7	100,071
Total	**138**	**8.2**	**467,220**

As at 31 December 2006

Cruises

Alongside container shipping, the shipping division comprises Hapag-Lloyd Kreuzfahrten GmbH. With its four cruise ships in the luxury and premium segments, this company focuses in particular on the lifestyle and expedition cruise business in the German market.

Business model

Like most large container shipping companies, Hapag-Lloyd AG primarily offers world wide door-to-door container transports. However, in addition it also offers pure sea transports of containers. With comprehensive logistics services, also carried out by subcontractors, Hapag-Lloyd covers all stages of the transport chain, from the shipment of cargo in containers from the consignor to a seaport, shipment to the port of destination and shipment to the final destination by rail, truck or inland waterway vessel. Concerning the overall transport handling, Hapag-Lloyd is the customer's main contractor for door-to-door transactions.

Hapag-Lloyd operates on a worldwide scale. With more than 330 branches and offices in more than 100 countries it has a presence on all five continents. Hapag-Lloyd deploys its vessels mainly on the high-volume East-West routes; in particular the routes between Europe and North America and between Asia and Europe respectively North America. Key elements of its business model are the blueprint model and the fully integrated IT network. The blueprint model comprises a world wide uniform office organisation and process standards for a smooth course of business. It is based on an IT network linking up all sites worldwide in real-time. This organisational structure facilitates optimum control of container flows in terms of costs and yields as well as tailored solutions both for customer's individual transport needs and for the handling of the constantly growing information requirements of customers, port and customs authorities.

Market & competition

Container shipping is a global business. The number of shipped containers has more than doubled over the past ten years and stood at around 100 million TEU in 2006 (source: Global Insight, November 2006). Within that period, the transport volume rose on average by 9.4% annually, thus growing faster than world trade and world gross national product. According to forecasts by research institutes, the volumes shipped in container shipping will continue to rise disproportionately. This is attributable to the increase in world trade and the increasing relocation of production from West to East. Further on, container transports of goods and raw materials currently still shipped in conventional ways is growing.

Worldwide container shipping is broken down into several large trade lanes, each of which comprises a number of routes. Each route links up different ports and can have different frequencies. In 2006, inner-Asian transport was the highest-volume trade lane with 22 million TEU, followed by Trans-Pacific with 20 million TEU, Europe/Far East with 18 million TEU and Atlantic with 7 million TEU as well as Latin America with 3 million TEU.

Some of the Top 20 companies in container shipping are members of one of the international alliances. Within these consortia all transport capacity is jointly used and departure times are coordinated. This allows the members to offer their customers a larger number of routes with higher frequencies as those they would be able to offer on their own. Hapag-Lloyd is a founding member of Grand Alliance, one of the world's largest container shipping consortia.

In terms of shipping capacity, the Danish shipping company Maersk is the largest container shipping company. Following the takeover of P&O Nedlloyd, Maersk has a capacity of around 1.7 million TEU and is almost twice as large as the number two, the Swiss Mediterranean Shipping Co. (MSC). The players ranking next are the French CMA/CGM and the Taiwanese Evergreen Line. With CP Ships, acquired in 2005, TUI's shipping division has a capacity of 467 thousand TEU and thus ranks fifth.

Strategy

For the shipping division, TUI pursues a growth strategy aimed at achieving minimum growth of 9% annually and thus matching the expected average volume growth of the industry. TUI's fundamental growth orientation is supported by the following strategies:

- Selective capacity growth of 8% to 15% depending on the geographical markets
- Efficient investment management to channel capital into large categories of ships
- Consistent use of the synergies leveraged by the integration of CP Ships, completed in the 2006 financial year
- Flexible capacity management by means of a balanced fleet financing mix of ownership/long-term charter and short-term charter

TUI AG

Group parent company

TUI AG is the Group's parent company, headquartered in Hanover. It holds interests – usually 100% stakes – in the key Group companies operating the Group's operative business in the individual countries, either directly or indirectly. These companies, in turn, hold shares, too. At the balance sheet date, TUI AG's group of consolidated companies comprised 387 direct or indirect subsidiaries, including 39 German companies and 348 companies headquartered abroad. In addition, 22 associated companies and 32 joint ventures were included in TUI AG's consolidated financial statements measured at equity.

Organisation and management

TUI AG is a stock corporation under German law, whose basic principle is dual management by two boards, the Executive and the Supervisory Board. The Executive and Supervisory Board cooperate closely on a basis of trust in controlling and monitoring the Company. The Executive Board is responsible for the overall management of the Company.

Appointments and dismissals of Executive Board members are effected in accordance with sections 84 f. of the German Stock Corporation Act in combination with section 31 of the German Co-Determination Act. Amendments to the Articles of Association are effected in accordance with the rules of sections 179 ff. of the German Stock Corporation Act in combination with section 24 of TUI's Articles of Association.

Executive Board and Executive Committee

As at the balance sheet date, the Executive Board of TUI AG comprised six members: the Chairman and five other Board members in charge of Finance, Human Resources/Legal, Controlling, Tourism and Shipping. An Executive Committee was set up in order to manage the Group's operative business. At the balance sheet date, it comprised the members of TUI AG's Executive Board and a total of five divisional directors in charge of Central Europe, Northern Europe, Western Europe and Hotels & Resorts in the tourism division as well as shipping.

Economic framework

General development

In 2006, the world economy continued to grow overall. The International Monetary Fund (IMF) forecasts an increase in world gross domestic product of 5.1% (IMF, September 2006). Growth thus roughly matched 2005 levels and was slightly up on the medium-term average. In the course of the year, world economic growth decelerated. This was due to a slowdown in economic momentum in the US and to a lesser extent also in Japan. This was not full offset by expansion in the eurozone, which accelerated in the course of the year. In the wake of global economic growth, world trade picked up significantly, as in 2005. For 2006, the IMF expects world trade to grow by 8.9% and thus outperform the world economy.

Development in the regions

Americas and Asia

In the course of the year, the individual economic regions showed considerable differences in economic trends. Economic growth in the US slowed down noticeable in the course of 2006. It was curbed by weaker demand by private households and very high residential property portfolios, which cooled the real estate market. For the overall year, economic growth matched 2005 levels. Japan's economy continued to grow at the same rate as in 2005, with economic activity slowing down substantially in the second half of the year due to a restrictive public investment policy. In Asia, China and India again recorded high growth rates. The remaining emerging economies of South East Asia recorded robust economic growth but did not reproduce the high growth levels achieved in 2005 in each individual case. Latin America reported a slight year-on-year increase in growth rates thanks to strong domestic demand.

Eurozone

In the eurozone, the economy recorded a substantial upturn. The recovery of economic growth was primarily based on the upswing in Germany, France and Italy. Economic momentum was driven by an increase in domestic demand in combination with a substantial expansion of capital investment. Private consumption picked up slightly.

Development of the divisions

Tourism

In the tourism division, the development of worldwide markets fell only slightly short of the forecast made at the beginning of the year. The World

Tourism Organization (UNWTO) expected growth to continue at a rate of 4 to 5% in 2006, following a decline in 2003. At 4.5%, growth in 2006 fell only slightly short of the forecast of 4.6% for 2006, based on international tourism arrivals (UNWTO World Tourism Barometer, January 2007). However, this growth was above all supported by the strong economic development in certain countries. Several Asian countries, such as South Korea, China and India, but also Brazil and Poland reported double-digit growth rates in departures. Growth in the two large European markets Germany and UK, in contrast, was significantly below average. Bookings in these countries declined due to the good weather and above all the Soccer World Cup as well as the fear of terrorist attacks. Bookings in Belgium, the Netherlands and Italy, in contrast, picked up considerably in recent months compared with booking levels at the beginning of the year.

Shipping

In 2006, worldwide, a total of 100 million standard containers (TEU) were shipped on overseas routes, an increase of 8.8% year-on-year (Global Insight, November 2006). The global containerised transport volume thus grew virtually in line with the forecast expansion of world trade. The increase in demand for container transport was based on the solid growth of the world economy and the increase in the interdependence of economic areas in the framework of globalisation. Besides the pronounced global division of labour, the situation is characterised by the continual relocation of production processes from the industrialised countries to the Asian emerging markets. As a result, the highest growth rates were again achieved on the routes from Asia to Europe and in the Pacific region. However, the positive volume trend in container shipping went hand in hand with adverse framework parameters in the 2006 financial year: high average bunker costs throughout the year, strongly increased terminal and canal costs, declining freight rates in important trade lanes and an increase in structural imbalances of cargo flows. The number of no-load containers having to be transferred from regions with container overhangs to regions with container deficits rose increasingly.

Assessment of economic framework

The economic trend in the 2006 financial year largely met the expectations of the Executive Board and thus matched the macroeconomic framework assumed as the basis for the budget. Both core businesses were impacted by the high average aircraft fuel and bunker costs in 2006. In tourism, several exogenous events such as the avian flu, the caricature controversy at the beginning of the year and the conflict in the Middle East temporarily affected customers' booking behaviour in the markets. For the shipping division a declining business situation due to increasing shipping capacity beside positive volume growth for the entire year was expected. Strong cost increases and declining freight rates – triggered by hard competition – overall in the branch resulted in considerably stronger adverse effects on Group earnings than expected.

Group Turnover and Earnings Earnings growth in tourism. Market-induced year-on-year decline in shipping.

2006 was a challenging year for the TUI Group. Both core businesses – tourism and shipping – were impacted by one-off effects concerning ongoing restructuring programmes according to IAS 37 and other one-off items. Against this gains on disposals were generated from divestments of shareholdings. In order to ensure a transparent presentation of the development of earnings by divisions, the comments presented below comprise a reconciliation to underlying earnings (underlying EBITA by divisions).

Due to the short period between the completion of the acquisition of CP Ships in October 2005 and the preparation of the consolidated financial statements for 2005, a preliminary revaluation of the acquired assets and liabilities (purchase price allocation) was effected as at 31 December 2005. The final purchase price allocation in October 2006 had minor effects on the Group's profit and loss statement. In order to enhance the comparability of figures, the figures for the 2005 financial year were restated. A corresponding explanation and reconciliation is provided in the section on 'Accounting principles' in the notes on the consolidated financial statements.

Turnover and earnings by divisions

Assessment of the earnings situation

In the completed financial year, tourism and shipping, the Group's core businesses, recorded uneven business trends. Both divisions were characterised by restructuring expenses and the impact from other one-off items while tourism also reported gains on disposals from the divestment of shareholdings. Adjusted for these effects, tourism increased its earnings level year-on-year. The overall positive trend was curbed by the poor performance of the French market and the increasingly difficult competitive conditions in the British and Irish markets. The development of earnings of the shipping division was characterised by the development of freight rates in the cyclical container shipping. Earnings were determined by the high average bunker costs and the intensification of competition, which went hand in hand with a decline in freight rates. Moreover, high integration costs associated with the integration of CP Ships, acquired in October 2005, were incurred in the completed financial year. Adjusted for these effects, shipping achieved a slightly positive result and confirmed its high productivity level in comparison with its competitors. Overall, earnings by tourism did not match the expectations of the Executive Board while the market-induced earnings level posted by the shipping division fell considerably short of expectations.

Development of turnover by the divisions

Turnover by divisions

€ million	2006	2005	Var. %
Tourism	14,083.9	14,096.5	- 0.1
Central Europe	5,803.1	5,749.6	+ 0.9
Northern Europe	4,794.4	4,809.2	- 0.3
Western Europe	2,815.2	2,753.7	+ 2.2
Destinations	599.0	532.5	+ 12.5
Other tourism	72.2	251.5	- 71.3
Shipping	6,254.0	3,834.2	+ 63.1
Central operations	176.7	269.6	- 34.5
Continuing operations	**20,514.6**	**18,200.3**	**+ 12.7**
Trading	401.0	1,002.9	- 60.0
Special logistics	–	415.4	-
Discontinuing operations	**401.0**	**1,418.3**	**- 71.7**
Turnover by divisions	**20,915.6**	**19,618.6**	**+ 6.6**

Continuing operations

Turnover by the continuing operations comprised the core businesses tourism and shipping as well as central operations.

At € 14.1 billion, turnover in the tourism division was on previous year's level despite the divestments of the business travel activities as well as the majority interest in TUI InfoTec both shown in the Other tourism sector. Adjusted for the development of turnover in Other tourism, turnover grew by 1.2%. Significant year-on-year turnover growth was achieved in the Western Europe sector in source markets Netherlands and Belgium. The destinations sector also managed to increase its turnover both in the agency and hotel business.

The shipping division increased its turnover by 63.1% to € 6.3 billion. Growth was mainly driven by the additional turnover volume of CP Ships, the container shipping line acquired in October 2005.

At € 177 million, central operations posted a 34.5% year-on-year decline in turnover in the 2006 financial year. This was due to a decrease in turnover by the real estate companies due to the divestment of parts of the property portfolio already effected at the end of the 2005 financial year. Another reason for the decline in turnover was the divestment of the majority interest in Wolf GmbH, a heating and air conditioning company, in October 2006.

Discontinuing operations

The discontinuing operations reported turnover of € 401 million, down by 71.7% year-on-year. In the 2006 financial year, discontinuing operations only comprised the trading sector. The divestment of the trading activities in May 2006 and of the special logistics operations in the 2005 financial year caused a corresponding year-on-year reduction in turnover.

Turnover by divisions

At € 20.9 billion, total turnover of the TUI Group's divisions in the 2006 financial year climbed by 6.6% year-on-year. Since the shipping division posted a consolidation-related increase in turnover, it accounted for a higher proportion of turnover at 29.9% (previous year: 19.5%). Tourism accounted for 67.3% of turnover (previous year: 71.9%). The proportion

of turnover of central operations and discontinuing operations declined to 2.8% (previous year: 8.6%) due to the divestments.

Development of earnings by the divisions

Earnings by divisions (EBITA)

€ million	2006	2005	Var. %
Tourism	393.7	365.2	+ 7.8
Central Europe	89.5	65.9	+ 35.8
Northern Europe	81.0	102.9	- 21.3
Western Europe	- 53.7	- 2.6	n. m.
Destinations	136.1	185.2	- 26.5
Other tourism	140.8	13.8	n. m.
Shipping	- 106.2	319.3	n. m.
Central operations	- 84.7	- 94.0	+ 9.9
Continuing operations	**202.8**	**590.5**	**- 65.7**
Trading	17.1	67.3	- 74.6
Special logistics	5.3	158.6	- 96.7
Divestments	7.2	34.0	- 78.8
Discontinuing operations	**29.6**	**259.9**	**- 88.6**
Earnings by divisions (EBITA)	**232.4**	**850.4**	**- 72.7**

Continuing operations

Earnings by the continuing operations tourism and shipping as well as central operations (before interest, taxes and amortisation of goodwill) declined by 65.7% to € 203 million in the 2006 financial year. Earnings were affected by one-off effects, above all the restructuring expenses and other one-off items in tourism and shipping as well as gains on disposals in connection with the divestments.

Underlying EBITA by division: Tourism

€ million	2006	2005	Var. %
EBITA by division	**393.7**	**365.2**	**+ 7.8**
Gains on disposals	*- 153.3*	*- 13.1*	
Restructuring expenses	*+ 100.6*	*+ 18.3*	
Other one-off items	*+ 59.5*	*- 4.6*	
Underlying EBITA by division	**400.5**	**365.8**	**+ 9.5**

At € 394 million, earnings by tourism climbed 7.8% year-on-year. Earnings comprised gains on disposals of € 153 million which arose in the Other tourism sector due to the divestment of the business travel activities (€ 151 million) and the share in TUI InfoTec (€ - 11 million) and the Western Europe sector due to the divestment of the Dutch specialist tour operators (€ 13 million). On the other hand, restructuring expenses of € 101 million were incurred, mainly implemented in the Central, Northern and Western Europe sectors. Furthermore other one-off items of € 60 million had to be considered. These comprised in particular impairments on hotel resorts in the Turkey destination (€ 30 million), one-off effects from a litigation in connection with a leasing contract for a holiday club resort (€ 6 million), expenses for the Boing 747-fleet renewal programme at Corsair (€ 12 million) and further one-off effects from restructuring in the Northern and Western Europe sector (€ 12 million). The financial year 2005 included restructuring expenses in the Northern Europe sector and income from divestments of smaller shareholdings and a small income from other one-off items. In total, underlying earnings rose by 9.5% to € 401 million year-on-year.

Underlying EBITA by division: Shipping

€ million	2006	2005	Var. %
EBITA by division	**- 106.2**	**319.3**	**n. m.**
Gains on disposals	–	–	
Restructuring expenses	*+ 66.4*	–	
Other one-off items	*+ 47.4*	*+ 3.2*	
Underlying EBITA by division	**7.6**	**322.5**	**- 97.6**

The shipping division posted earnings of € - 106 million, a considerable decline on 2005 earnings of € 319 million. The negative earnings trend was attributable to the difficult market environment in the container shipping industry in the 2006 financial year. Earnings were impacted by the decline in freight rates in almost all trade lanes in the course of the year, accompanied by high fuel costs. In addition, considerable one-off restructuring expenses (€ 66 million) and the impact from IT system changes and the closure of agencies (€ 47 million) were incurred in connection with the integration of CP Ships. Overall integration costs amounted to € 114 million in 2006. Adjusted for the one-off effects earnings for the shipping division were slightly positive.

Underlying EBITA by division: Central operations

€ million	2006	2005	Var. %
Earnings by the holdings	- 179.7	- 154.6	- 16.2
Cost of corporate centre functions of TUI AG and the interim holdings	- 104.2	- 109.7	+ 5.0
Other expenses and income	75.5	- 44.9	- 68.2
Other operating areas	95.0	60.6	+ 56.8
EBITA by division	**- 84.7**	**- 94.0**	**+ 9.9**
Gains on disposals	*- 34.7*	–	
Restructuring expenses	–	–	
Other one-off items	*+ 65.0*	–	
Revaluation of conversion rights	*- 15.0*	*+ 2.2*	
Underlying EBITA by division	**- 69.4**	**- 91.8**	**+ 24.4**

Earnings by central operations comprised TUI AG's corporate centre functions and the interim holdings and other expenses and income as well as other operating areas comprising the Group's real estate companies and the remaining industrial operations.

Earnings by central operations totalled € - 85 million, an increase of 9.9% year-on-year. The cost of TUI AG's corporate centre functions and the interim holdings declined by 5.0% to € - 104 million as the consultation costs for the acquisitions and financing measures included in 2005 earnings were no longer incurred. The amount of other expenses and income, which primarily comprised the valuation of assets and liabilities, stood at € - 76 million (previous year: € - 45 million). This was due to a non liquidity effective foreign currency exchange loss caused by capital adjustments at subsidiaries (€ 65 million). Furthermore they included earnings from the revaluation of the conversion options from the 2003 convertible bond of € 15 million (previous year: € - 2 million). Earnings by the other operating areas grew by 56.8% to € 95 million. They comprised income from a divestment in the real estate sector (Schacht Konrad) and the gain on the disposal from the divestment of the interest in Wolf GmbH

in the fourth quarter of 2006 (€ 35 million), the Group's last remaining industrial activity. Adjusted for the net result of disposals, foreign currency exchange loss due to capital adjustments and earning effects from the revaluation of the conversion options included in earnings, earnings by central operations increased by 24.4% to € - 69 million.

Discontinuing operations

Earnings by discontinuing operations declined to € 30 million (previous year: € 260 million). This earnings trend was due to the divestment of the steel trading activities in May 2006 and the divestments of the special logistics operations in the 2005 financial year. Earnings comprised the net result of disposals from the divestment of steel trading operations as well as subsequent income from divestments already effected in the previous years. These effects almost balanced each other out.

Underlying EBITA by division: Group

€ million	2006	2005	Var. %
EBITA by divisions	**232.4**	**850.4**	**- 72.7**
Gains on disposals	*- 187.8*	*- 162.4*	
Restructuring expenses	*+ 167.0*	*+ 18.3*	
Other one-off items	*171.9*	*- 1.4*	
Revaluation of conversion rights	*- 15.0*	*+ 2.2*	
Underlying EBITA by divisions	**368.5**	**707.1**	**- 47.9**

Earnings by divisions Group

Overall, the TUI Group reported earnings by divisions (before taxes and amortisation of goodwill) of € 232 million in the 2006 financial year, a decline of 72.7% year-on-year. Adjusted for one-off effects, earnings totalled € 369 million.

Value-oriented Group management

The business mission pursued by TUI AG as a capital market-oriented lead company is to secure a sustainable increase in the value of the TUI Group. In order to implement value-oriented management of the Group as a whole and its individual business sectors, a standardised management system has been installed, forming an integral part of uniform Group-wide controlling and planning processes.

Key management variables in connection with regular value analysis are ROIC (Return on Invested Capital) and absolute value added. In the framework of the regular performance measurement, ROIC is compared with the division-specific cost of capital.

Cost of capital

The cost of capital is calculated as the weighted average cost of capital (WACC). The cost of equity included in WACC reflects investors' yield expectations when investing in TUI shares. The cost of loan capital is based on the average financing terms and conditions of the TUI Group. In order to account for the different return/risk profiles of the two core businesses tourism and shipping, corresponding division-specific costs of capital before income taxes are determined. The cost of capital was 8.8% in the tourism division and 7.9% in the shipping division. For the Group as a whole, the variable stood at 8.5%.

ROIC and value added

ROIC is calculated as the ratio of underlying earnings before interest, taxes and amortisation of goodwill (underlying EBITA by division) and the tied-up interest-bearing capital (invested capital) of the segment. In line with its definition, this performance indicator does not reflect any tax or financial effects and is adjusted for one-off effects. From a Group perspective, invested capital comprises equity (including minority interests) and the balance of interest-bearing liabilities and interest-bearing assets. Besides the relative performance indicator ROIC, value added is used as an absolute value-oriented performance indicator. Value added is calculated as the product of ROIC less associated capital costs and invested capital.

Value-oriented key figures

€ million	Tourism 2006	Tourism 2005	Shipping 2006	Shipping 2005	Group 2006	Group 2005
Underlying EBITA by divisions	400.5	365.8	7.6	322.5	368.5	707.1
Ø Invested capital[1]	5,056.1	5,346.2	2,842.3	2,083.3	7,859.6	7,694.6
ROIC	**7.9%**	**6.8%**	**0.3%**	**15.5%**	**4.7%**	**9.2%**
Weighted average cost of capital (WACC)	8.8%	8.8%	7.9%	7.9%	8.5%	8.5%
Value added	**- 44**	**- 105**	**- 217**	**158**	**- 300**	**53**

[1] Average value based on position at the beginning and year-end position

Tourism

ROIC in tourism rose by 1.1 percentage points to 7.9%. The year-on-year increase was attributable to the rise in earnings by the division and a reduction in invested capital. The decline in invested capital was driven by the impairment of goodwill in the 2006 financial year. ROIC before impairments was 7.4%. ROIC of the tourism division fell short of the division-specific cost of capital, as in 2005. This resulted in a negative value added of € 44 million for the 2006 financial year.

Shipping

Due to the market-related decrease in earnings, the shipping division reported a decline in ROIC to 0.3%, following the high ROIC level achieved in 2005. Invested capital rose due to the full inclusion of the increased equity base in the framework of the acquisition of CP Ships effected in 2006. A negative value added of € 217 million was generated based on the division-specific cost of capital.

Group

In the 2006 financial year, Group ROIC amounted to 4.7% falling short of the cost of capital of 8.5%. This was due in particular to the declining trend in returns from shipping. Following positive value added of € 53 million in 2005, negative value added of € 300 million arose for 2006.



Tourism

TUI has a clear objective: growth. [illegible]

Tourism Increased earnings. Difficult market environment in the UK and France.

For the tourism division, 2006 was a year characterised by varying trends in individual source markets. The 2006 financial year saw off to a slow start. Business picked up in the second quarter, partly due to the Easter holiday that fell into that period. The business trend smoothed out at 2005 levels in the third quarter. Several source markets recorded slight declines in bookings due to the good weather and above all the Soccer World Cup. In the fourth quarter, the summer season ended with a just satisfactory performance. The first two months of the 2006/2007 winter season were very promising, with the exception of the UK and France.

Turnover and earnings in tourism

Tourism – Key figures

€ million	2006	2005	Var. %
Turnover	**14,083.9**	**14,096.5**	**- 0.1**
Cost of materials	10,056.3	9,767.2	+ 3.0
Personnel costs	1,827.3	1,898.7	- 3.8
Other income and expenses	- 1,462.2	- 1,731.4	+ 15.5
At equity result	43.0	35.0	+ 22.9
EBITDA	**781.1**	**734.2**	**+ 6.4**
Depreciation less reversals of depreciation	387.4	369.0	+ 5.0
EBITA by division	**393.7**	**365.2**	**+ 7.8**
Gains on disposals	*- 153.3*	*- 13.1*	
Restructuring expenses	*+ 100.6*	*+ 18.3*	
Other one-off items	*+ 59.5*	*- 4.6*	
Underlying EBITA by division	**400.5**	**365.8**	**+ 9.5**
Investments	542.7	566.5	- 4.2
Headcount (31 Dec)	44,409	50,498	- 12.1

In 2006, turnover by the tourism division matched the previous year's level by € 14.1 billion. The Central Europe sector grew slightly by 0.9% due to an increase in tour operator customers. This growth was largely attributable to Hapag-Lloyd Express, operating in the low-cost segment. The Northern Europe sector recorded a slight decline in turnover of 0.3% with an increase in customer figures. In the Western Europe sector, turnover increased slightly by 2.2% with stagnating customer numbers. The destinations sector recorded turnover growth of 12.5% in the period under review, while Other tourism reported a decline, in particular due to the divestment of business travel activities.

Customer numbers Tourism

'000	2006	2005	Var. %
Central Europe	10,542	10,284	+ 2.5
Northern Europe	6,999	6,858	+ 2.1
Western Europe	4,389	4,430	- 0.9
Total	**21,930**	**21,572**	**+ 1.7**

In the tourism division, the cost of materials rose by 3.0% to € 10,056 million, primarily due to the increase in the cost of aircraft fuel in flight operations. As a result, the cost of materials ratio rose to 71.4% (previous year: 69.3%).

Personnel costs declined by 3.8% to € 1,827 million although they comprised cost increases caused by the launch of the restructuring programmes for the Central, Northern and Western Europe sectors.

At the balance other income and expenses rose by 15.5% year-on-year. They included one-off income and expenses from divestments of € 153 million.

The result from companies measured at equity rose by 22.9% to € 43 million, in particular due to the gratifying development of earnings by hotel companies.

At € 387 million, depreciation and amortisation increased by 5.0% year-on-year.

At € 394 million, total earnings by the tourism division were 7.8% up year-on-year. Adjusted for the one-off effects of the initiated restructuring programmes and expenses from other one-off items and the gains on disposals, earnings rose by 9.5% to € 401 million.

Central Europe

Central Europe – Key figures

€ million	2006	2005	Var. %
Turnover	5,803.1	5,749.6	+ 0.9
EBITA by division	**89.5**	**65.9**	**+ 35.8**
Gains on disposals	-	-	
Restructuring expenses	*+ 25.6*	-	
Other one-off items	-	-	
Underlying EBITA by division	**115.1**	**65.9**	**+ 74.7**
Investments	156.3	109.9	+ 42.2
Headcount (31 Dec)	9,411	9,691	- 2.9

Turnover by source markets (in %)



	'06	'05
Germany	88	87
Austria	8	8
Switzerland	4	4

Turnover and earnings

In the Central Europe sector (Germany, Austria, Switzerland as well as airlines Hapag-Lloyd Flug and Hapag-Lloyd Express), the number of customers rose by 2.5% in the 2006 financial year. Turnover grew slightly by 0.9%. While turnover matched 2005 levels in the German and Austrian market, the Swiss market reported slight increases.

On the other hand, earnings rose by 35.8% to € 90 million. Earnings comprised one-off restructuring expenses of € 26 million, incurred in the framework of the efficiency enhancement programme for the German market. Adjusted for these one-off expenses, underlying earnings rose significantly by 74.7%. This was caused in 2006 by improvements in operating airline earnings comprising income from sale-and-lease-back agreements for four aircraft (€ 24 million; previous year: € 18 million). Earnings in Austria were impacted by the unfavourable bookings situation in Turkey and Egypt, while Switzerland reported increases in earnings.

Customer numbers Central Europe

'000	2006	2005	Var. %
Germany	9,557	9,291	+ 2.9
Switzerland	282	276	+ 1.9
Austria	702	717	- 2.0
Central Europe	**10,542**	**10,284**	**+ 2.5**

Germany

Customers by destinations (in %)



	'06	'05
Spain	26	29
Germany	14	12
Italy	12	10
Greece	9	9
Turkey	7	9
Others	32	31

Summer season

Germany saw a positive trend in the travel market. Overall demand rose slightly, but continued to focus in particular on products with attractive price/performance ratios. German customers increasingly demanded modular products and seat- and accommodation-only offerings. The portfolio offered by the tour operators of TUI Deutschland comprehensively covered the different market segments. Overall, 9.56 million customers (previous year: 9.29 million) booked TUI travel products, an increase of 2.9% year-on-year. Against the background of the strong price-consciousness in the market, a restrictive capacity policy was initiated in the summer season, deliberately accepting a decline of 2.7% to 5.24 million customers (previous year: 5.39 million) for TUI's brands, which have also included 1-2-Fly and airtours since the summer of 2006. Thanks to an optimisation of capacity and the renewed increase in the number of early bookers, prices were increased in the markets year-on-year.

Specialist tour operators

On a like-for-like basis, a total of 4.31 million customers (previous year: 3.90 million) travelled with German specialist tour operators, an increase of 10.6% year-on-year. Wolters, the tour operator offering holiday homes and adventure tours, recorded increases in bookings, in particular in the adventure travel segment. L'tur, market leader in the last-minute segment, suffered from a decline in last-minute capacity caused by the capacity optimisation efforts of classical tour operators. Berge & Meer continued to grow in the direct selling segment.

Distribution

The travel agency activities grouped together in TUI Leisure Travel declined slightly. Around 43% of travel agency turnover was accounted for by Group tour operators. The organisation covered 1,419 travel agencies, 411 of which were Group-owned, with the remainder being franchise partners or agencies under distribution cooperation schemes. In addition, there were 156 L'tur agencies. Besides travel agencies, customers increasingly used the internet.

Customers by destinations (in %)



	'06	'05
Spain	13	10
USA	13	9
Greece	13	13
Asia	4	–
Turkey	4	9
Others	53	55

Summer season

Switzerland

The Swiss tour operator market stagnated in 2006. Against this backdrop, TUI Suisse tour operators managed to increase their customer numbers by 1.9%. The Imholz brand, which was rebranded TUI in November 2006, reported a substantial increase in demand, as did 1-2-Fly. FlexTravel maintained its performance constant, both in terms of the number of customers and its 30% share in the overall volume. Direct distribution via the Vögele brand declined again, with margins coming under pressure.

Distribution

TUI Suisse comprised 67 Group-owned travel agencies, recording a stable performance in a favourable market environment. At 60%, products of Group-owned tour operators accounted for the same proportion of business as in 2005. The proportion of internet-based sales continued to grow.

Customers by destinations (in %)



	'06	'05
Greece	31	26
Turkey	16	24
Croatia	13	11
Italy	13	11
Spain	9	8
Others	18	20

Summer season

Austria

In Austria, the economic situation remained difficult. Customers in the travel market thus continued to be very price-conscious, and the market volume stagnated. The tour operators of TUI Austria recorded an overall satisfactory performance in the financial year under review. The number of customers totalled 702 thousand, declining by 2.0% year-on-year. The positive trend already emerging in 2005 continued, with larger numbers of early bookers. The individual brands showed uneven volume trends, with average prices rising year-on-year in most cases. The TUI brands in the upper price segment and Terra, tour operator for land-based travel, recorded an increase in customer numbers. In contrast, 1-2-Fly, operating in the low-cost segment, and Gulet, specialist tour operator for the eastern Mediterranean, as well as the Magic Life club brand suffered from their strong focus on Turkey and reported year-on-year declines in bookings.

Distribution

TUI Austria's agency distribution recorded a sound performance. The turnover generated for Group-owned tour operators rose year-on-year, accounting for more than 70% of the total business volume in 2006. The Group-owned distribution network included 91 travel agencies, 47% of which were franchise operations. Cooperation under the TUI TravelStar brand covered another 266 travel agencies. Distribution via new media continued to play a minor role in Austria, but web-based bookings of Austrian tour operators grew from a low level.

Eastern European markets

The eastern European markets showed uneven trends. In Poland, demand in the travel market grew again thanks to strong economic growth. TUI Poland sold more tours than in 2005 and consolidated its market position. The Hungarian travel market also showed a gratifying performance. TUI Hungary grew strongly, particularly in the summer season, and again achieved year-on-year growth in the number of tours sold. TUI Slovenia and TUI Slovakia, of which were both launched in 2004, suffered from overcapacity and price competition in the market and suffered declines as a consequence.

Flight operations Central Europe – Key figures

	Number of operated aircraft*			Seat kilometres (billion)			Seat load factor (%)		
	2006	2005	Abs. var.	2006	2005	Var. %	2006	2005	Var. % points
Hapag-Lloyd Flug	33	37	- 4	18.1	19.8	- 8.3	88.3	87.3	+ 1.0
Hapag-Lloyd Express	18	15	+ 3	4.4	3.9	+ 15.3	79.5	78.5	+ 1.0

* Summer season

Hapag-Lloyd Flug/Hapagfly

The German charter flight market maintained a constant level in the 2006 financial year. Hapag-Lloyd Flug (Hapagfly) benefited above all from the selective channelling of TUI tour operator customers to Group-owned flight capacity. At the same time, the Group changed its fleet structure, reducing its passenger capacity. This resulted in a decline in the number of seat kilometres on offer. The capacity management and customer channelling measures ensured constantly high seat load factors whereby higher average prices could be achieved. The proportion of tour operator customers among passengers was kept almost constant at more than 84%. Hapagfly operated a total of 33 aircraft in the summer season: 32 Boeing 737-800s and one Airbus A 310-300, departing from 18 departure to 42 destination airports.

Hapag-Lloyd Express/HLX

The German market for low-cost airlines again showed very dynamic growth in 2006. This resulted in significant capacity expansions. Hapag-Lloyd Express (HLX) also benefited from this environment and expanded its market position. In the 2006 summer season, HLX operated 18 aircraft: five Boeing 737-500s, eight Boeing 737-700s, three Boeing 737-800s and two Fokker 100s. HLX served eight departure and 14 destination airports in 2006.

In 2006, the Group decided to integrate the two German airlines Hapag-Lloyd Flug and Hapag-Lloyd Express. They were pooled under the new brand TUIfly.com in January 2007 and will operate under a joint flight schedule in future.

Northern Europe

Northern Europe – Key figures

€ million	2006	2005	Var. %
Turnover	4,794.4	4,809.2	- 0.3
EBITA by division	**81.0**	**102.9**	**- 21.3**
Gains on disposals		*- 7.6*	
Restructuring expenses	*+ 49.5*	*+ 18.3*	
Other one-off items	*+ 4.8*	–	
Underlying EBITA by division	**135.3**	**113.6**	**+ 19.1**
Investments	89.9	91.2	- 1.4
Headcount (31 Dec)	14,711	16,254	- 9.5

Turnover by source markets (in %)



	'06	'06
UK	79	80
Nordic countries	18	17
Ireland	3	4

Turnover and earnings

In the Northern Europe sector (UK, Ireland, Nordic countries as well as airlines Thomsonfly [charter and scheduled flights] and TUIfly Nordic), customer numbers grew by 2.1% in a difficult market environment in the 2006 financial year. This trend was not reflected by turnover, which dropped

slightly by - 0.3% year-on-year. While the UK and Ireland reported declines in turnover, the Nordic countries continued to expand their business volumes.

Earnings by the Northern Europe sector decreased by 21.3% year-on-year in the 2006 financial year. Both in the completed financial year and in 2005, these earnings comprised restructuring expenses of € 50 million for 2006 and € 18 million for 2005. Furthermore there was a one-off effect from the change of IT-Services at Thomsonfly (€ 5 million). Adjusted for these one-off expenses, underlying earnings totalled € 135 million for the 2006 financial year, an increase in earnings of 19.1% year-on-year. Due to the difficult market conditions, the markets in the UK and Ireland could not match the earnings expectations despite the restructuring measures taken in 2005, which further improved cost structures by means of commission cuts in third-party distribution and process optimisations. The Nordic countries continued the gratifying trend observed in 2005 and again increased their profit contribution.

Customer numbers Northern Europe

'000	2006	2005	Var. %
UK	5,518	5,380	+ 2.6
Ireland	325	328	- 1.0
Nordic countries	1,156	1,150	+ 0.5
Northern Europe	**6,999**	**6,858**	**+ 2.1**

UK

Customers by destinations (in %)



'06 '05
Spain 49 50
Greece 10 13
Cyprus 5 6
Italy 5 5
Portugal 4 -
Others 27 21

Summer season

In the UK, the travel market showed an unfavourable trend in the course of the year. The unusually good weather and the Soccer World Cup caused restraints in bookings. This also affected TUI UK tour operators. Although the number of customers rose slightly 2.6% year-on-year. The intensification of Group-owned distribution and the expansion of the Thomson website, offering package tours but also modular and seat-only products and hotel accommodation since the second quarter of 2006, had positive effects on the Group's business. Specialist tour operators were particularly successful in marketing skiing tours and the mobile homes offered by Thomson Al Fresco.

Distribution

TUI UK's agency distribution comprised 708 travel agencies. At 73%, the proportion of products by Group-owned tour operators remained constant year-on-year. The share of web-based bookings in total bookings doubled at the expense of bookings through travel agencies and call centres.

Ireland

Customers by destinations (in %)



'06 '05
Spain 66 68
Greece 13 12
Portugal 7 7
Cyprus 4 5
Turkey 4 4
Others 6 4

Summer season

In Ireland, the travel market environment deteriorated in the course of the year, with late bookings showing the same trend as in 2005. TUI Ireland's tour operators did not succeed in further expanding their market position. At 325 thousand customers, the number of customers travelling with TUI Ireland tour operators declined by 1.0% year-on-year.

Agency distribution in Ireland covered 46 travel agencies, 32 of which were Group-owned and 14 were franchise operations. 87% of tours sold were offerings of Group-owned tour operators. Internet bookings rose significantly.

Customers by destinations (in %)



	'06	'05
Greece	27	26
Spain	20	19
Turkey	13	14
Cyprus	12	11
Bulgaria	11	10
Others	17	20

Summer season

Nordic countries

Demand in the Nordic travel market was relatively restrained at the beginning of the year but picked up substantially in the course of the year. This also applied to TUI Nordic's tour operators, keeping their market positions at a constant level. The slight decline in bookings was attributable, inter alia, to the unusually good weather in Northern Europe and the cartoon controversy. Customer numbers grew by 0.5%, virtually matching 2005 levels. At the same time, however, TUI Nordic benefited from a substantial increase in average prices of tours sold so that earnings showed a positive trend.

Distribution

Agency distribution in the Nordic countries comprised 26 travel agencies exclusively selling tours of Group-owned tour operators. The proportion of bookings via new distribution channels, in particular the internet, continued to rise and accounted for more than 50%.

Flight operations Northern Europe – Key figures

	Number of operated aircraft*			Seat kilometres (billion)			Seat load factor (%)		
	2006	2005	Abs. var.	2006	2005	Var. %	2006	2005	Var. % points
Thomsonfly	47	43	+ 4	27.1	26.3	+ 3.2	87.4	86.9	+ 0.5
Charter				24.6	23.8	+ 3.5	89.7	90.3	- 0.6
Scheduled flights				2.5	2.5	+ 0.6	79.1	72.4	+ 6.7
TUIfly Nordic	5	4	+ 1	4.6	3.5	+ 30.0	93.3	93.0	+ 0.3

* Summer season

Thomsonfly

In the summer season, Thomsonfly operated 47 aircraft: 18 Boeing 757-200s, four Boeing 767-200s, eight Boeing 767-300s, nine Boeing 737-300s, four Boeing 737-500s and four Boeing 737-800s. Thomsonfly departed from 24 British airports to 68 destination airports. 96% of passengers had booked tours with Group-owned tour operators.

TUIfly Nordic

In the 2006 summer season, TUIfly Nordic operated five aircraft: three Boeing 737-800s and two Boeing 757-200s. They departed from 17 airports in Sweden and Norway to 49 destinations.

Western Europe

Western Europe – Key figures

€ million	2006	2005	Var. %
Turnover	2,815.2	2,753.7	+ 2.2
EBITA by division	**- 53.7**	**- 2.6**	**n. m.**
Gains on disposals	*- 12.8*	*- 5.5*	
Restructuring expenses	*+ 22.8*	*–*	
Other one-off items	*+ 18.1*	*+ 7.4*	
Underlying EBITA by division	**- 25.6**	**- 0.7**	**n. m.**
Investments	79.5	232.9	- 65.9
Headcount (31 Dec)	6,504	6,904	- 5.8

Turnover by source markets (in %)

	'06	'05
France	40	43
Belgium	30	28
Netherlands	30	29



Western Europe turnover and earnings

In the Western Europe sector (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), the number of customers travelling with tour operators of the sector declined by 0.9% year-on-year. Turnover grew by 2.2% in 2006. In France, turnover declined for market-related reasons, dropping below 2005 levels. In the Netherlands, turnover matched the previous year's level, although the specialist tour operator business was sold in the second quarter. Adjusted for this turnover portion, turnover grew year-on-year due, inter alia, to improvements in the product mix and an expansion of flight operations. In Belgium, turnover rose due to an increase in customer numbers.

Earnings by the sector of € - 54 million fell € 51 million short of 2005 levels. Earnings comprised income from the divestment of the Dutch specialist tour operators (€ 13 million) as well as restructuring expenses (€ 23 million). Furthermore other one-off items from the fleet renewal of the Boeing 747 fleet at Corsair (€ 12 million) and expenses from planned headcount reduction and changes of IT booking systems at Nouvelles Frontières (€ 6 million) had to be considered. In the previous year, earnings had included income from the disposal of the Dutch canal boat business (€ 6 million) as well as one-off costs in connection with the renewal of Corsair's fleet of Boeing 747s (€ 7 million). Adjusted for the one-off effects, underlying earnings in the 2006 financial year were € 25 million down year-on-year. The decline in earnings in 2006 exclusively resulted from the French market. Surplus capacity in flight operations caused margin losses. In addition, oil price-induced increases in the price of aircraft fuel could not be fully rolled over to customers. Nouvelles Frontières and Corsair saw their business additionally curbed by restrained demand. Earnings in the Netherlands grew year-on-year in 2006, even adjusted for the gain on disposal from the divestment of the specialist tour operators. Earnings in Belgium, which comprised income from sale-and-lease-back agreements for two aircraft (5 million €), also rose year-on-year in the financial year under review.

Customer numbers Western Europe

'000	2006	2005	Var. %
France	1,579	1,685	- 6.3
Netherlands	1,222	1,256	- 2.6
Belgium	1,588	1,489	+ 6.6
Western Europe	**4,389**	**4,430**	**- 0.9**

Customers by destinations (in %)

	'06	'05
Caribbean	19	18
Africa	15	17
Morocco	10	9
France	10	9
Tunisia	6	-
Others	40	41



Summer season

France

Throughout the year, the French travel market suffered from a persistent weakness in demand. French customers showed little interest in travelling due to the Chikungunya fever in Reunion and the good performance of the French national team at the Soccer World Cup but also the poor overall consumer climate. Given these circumstances, customers continued to be very price-conscious. Although Nouvelles Frontières could manage to defend its market position. The substantial declines in bookings for the important long-haul destination Reunion were only partly offset by bookings of the alternative destinations Guadeloupe and Morocco. A total of 1.58 million customers booked their tours with tour operators of the Nouvelles Frontières Group, down 6.3% year-on-year.

Distribution

Agency distribution in France included 218 travel agencies, of which 142 were Group-owned and 76 were franchise operations. They exclusively sold tours offered by tour operator Nouvelles Frontières. TUI brand products were exclusively sold through third-party agencies and agencies of Havas Voyages, which was only acquired in 2005. At 79% of tours sold, travel agencies were the key distribution channel for French tour operators, although the portion of new media was continually rising.

Netherlands

Customers by destinations (in %)



	'06	'05
Spain	19	17
Greece	15	12
Germany	10	10
Turkey	9	14
Benelux	8	8
Others	39	39

Summer season

The Dutch travel market showed stagnation whereof direct distribution and internet-based sales grew steadily. In terms of destinations, a shift of trends was observed: bookings of long- and medium-haul destinations declined slightly, while short-haul destinations and above all city trips were very well booked. In this difficult market environment, the tour operators of TUI Nederland recorded uneven trends year-on-year. Thanks to new long-haul destinations, Arke and Holland International grew against the market trend. In the direct selling segment, Kras reported slight declines with constant market shares. The total number of customers of TUI Nederland declined by 2.6% to 1.22 million.

Distribution

Agency distribution by TUI Nederland covered 239 travel agencies, including 125 Group-owned and 114 associated or franchise operations. The decline in the number of Group-owned agencies was attributable to the integration of the Kras agencies into Arke's distribution network. Distribution via the internet and call centres grew once again.

Belgium

Customers by destinations (in %)



	'06	'05
Spain	27	27
France	14	13
Turkey	11	13
Greece	10	10
Tunisia	6	6
Others	32	31

Summer season

The Belgian travel market saw off to a slow start. However, demand for tours picked up in all segments in the course of the year. The tour operators of TUI Belgium expanded their market position in this market environment. Jetair, TUI Belgium's main brand, recorded the strongest growth in the city trip and self-drive tour segments. Growth was also achieved in the air tours segment, primarily due to the Jetairfly.com brand which mainly focused on the flight-only business. This was also the market segment showing the highest growth rates by the Sunjets brand in direct distribution which was very successful in 2006. At a total of 1.59 million customers, TUI Belgium's tour operator business climbed by 6.6%.

Distribution

TUI Belgium's agency distribution system included 127 travel agencies, 73 of which were Group-owned and 54 were franchise operations. Web bookings and direct selling matched the still relatively low levels achieved in the Belgian market in 2005.

Flight operations Western Europe – Key figures

	Number of operated aircraft*			Seat kilometres (billion)			Seat load factor (%)		
	2006	2005	Abs. var.	2006	2005	Var. %	2006	2005	Var. % points
Corsair	9	12	- 3	14.6	15.3	- 4.6	80.3	82.5	- 2.2
TUI Airlines Nederland	3	4	- 1	3.4	1.8	+ 85.6	88.0	85.0	+ 3.0
TUI Airlines Belgium	8	7	+ 1	4.8	4.1	+ 15.5	90.6	90.1	+ 0.5

* Summer season

Corsair/Corsairfly

In flight operations, Corsair was faced with strong competition and was additionally impacted by the demand behaviour in the French aviation market. This was partly offset by means of the implementation of ad hoc flights and the leasing out of aircraft. Nevertheless, airline key figures for 2006 declined year-on-year. In 2006, Corsair commissioned two Boeing 747-400s and decommissioned two Boeing 737-400s in the framework of its fleet renewal programme and therefore operated nine aircraft in the course of the summer season, flying to 78 destinations from 11 airports in France.

TUI Airlines Nederland/Arkefly

TUI Airlines Nederland, which had started operation in April 2005 under the Arkefly brand, operated three Boeing 767-300s in the 2006 summer season. In order to meet the rise in demand in the Netherlands in the summer season, additional capacity was chartered.

TUI Airlines Belgium/Jetairfly

TUI Airlines Belgium, operating under the Jetairfly brand, operated a total of eight aircraft in the 2006 summer season: four Boeing 737-400s, two Boeing 737-800s, one Boeing 767-300 and one Fokker 100.

Destinations

Destinations – Key figures

€ million	2006	2005	Var. %
Turnover	599.0	532.5	+ 12.5
EBITA by division	**136.1**	**185.2**	**- 26.5**
Gains on disposals	–	–	
Restructuring expenses	–	–	
Other one-off items	*+ 36.6*	*- 12.0*	
Underlying EBITA by division	**172.7**	**173.2**	**- 0.3**
Investments	202.4	114.3	+ 77.1
Headcount (31 Dec)	13,783	12,866	+ 7.1

Turnover by destinations (in %)



	'06	'05
Hotels	58	58
Incoming agencies	42	42

Destinations turnover and earnings

The destinations sector (incoming agencies and hotel companies) generated a 12.5% increase in turnover year-on-year in the 2006 financial year. Both incoming agencies and hotel companies increased their turnover year-on-year.

Earnings by the sector declined by 26.5% to € 136 million in the 2006 financial year. This was attributable to the relatively higher level of earnings in 2005, which had benefited from the first-time consolidation (€ 12 million) of the Toufag Group (three Spanish Robinson Clubs) and one-off expenses due to an impairment on hotel resorts in the Turkey destination (€ 30 million) in 2006, and due to a litigation in the context of a leasing contract for a holiday club resort (€ 6 million). Adjusted for these one-off effects, underlying earnings for the 2006 financial year stood at € 173 million. The weaker performance of the Magic Life Group and considerable restraints in hotel bookings of destinations in Turkey and Egypt adversely affected the earnings. On the other hand, the RIU Group recorded a substantial increase in earnings, nearly offsetting the decline in the performance of Magic Life. Overall earnings by the incoming destinations rose slightly. Although increases in e.g. the cost of fuel and admission tickets

and the VAT rate increase were only partly transferred to customers, the gratifying earnings trend of previous years was continued.

Guests by incoming agencies (in %)

	'06	'05
Western Mediterranean	47	47
Eastern Mediterranean	27	28
North Africa	15	14
Other agencies	11	11



Incoming agencies

TUI's consolidated and associated incoming agencies catered for a total of 10.55 million guests in 36 countries. Their tourism services mainly comprised transfers and excursions but also the handling of cruise ships as well as group and incentive programmes. Business trends varied from one holiday region and time of the season to another but in most cases were restrained year-on-year. In particular, all agencies in eastern Mediterranean countries reported year-on-year declines in customer numbers. The portfolio was further expanded by means of acquisitions in Thailand and Israel as well as the foundation of a new agency in Oman.

Western Mediterranean

In the western Mediterranean, agencies reported uneven customer trends. At 4.33 million guests, TUI España recorded slight declines in guest numbers in all Spanish destinations; its performance in the Caribbean also declined year-on-year. The total number of guests catered for by TUI España Group was 4.56 million, down 3.5% year-on-year. TUI Portugal benefited from the new destination, Cape Verde Islands, and reported 12.7% growth year-on-year to 0.38 million guests.

Eastern Mediterranean

In the eastern Mediterranean, guest numbers declined slightly overall following an excellent performance in 2005. In Greece, TUI Hellas catered for 1.31 million guests, a decline of 5.5% year-on-year. The Turkish agency TUI Türkiye was impacted by the terrorist attacks in Turkey and the resulting decline in guest numbers. At 0.88 million, guest numbers declined by 4.7% year-on-year. Aeolos, the agency in Cyprus, also reported a decline in guest numbers to 0.39 million, down 4.9% year-on-year. TUI Bulgaria catered for 0.27 million guests, a decline of 2.4%.

North Africa

In Egypt, the Travco agency managed to increase its guest volume and catered for 0.94 million guests, up 7.1% year-on-year. Tunisie Voyages, operating in Tunisia and Djerba, did not match the high level achieved in 2005 and, at 0.46 million guests, recorded a 6.2% decline year-on-year. In Morocco, Holiday Services again stagnated and catered for 0.17 million guests, down 1.1% year-on-year.

Other agencies

The agencies in the remaining destinations recorded slight increases year-on-year, albeit with regional variations. A total of 1.19 million guests used their services, a year-on-year rise of 2.6%. This growth was partly attributable to the new Asian agency Turismo Asia.

Controlled hotel beds per region (in %)

	'06	'05
Western Mediterranean	33	34
Eastern Mediterranean	23	23
North Africa	18	18
Caribbean	16	16
Others	10	9



Hotel companies

The Group's hotel portfolio was grouped together under TUI Hotels & Resorts. It comprises hotel companies in which the Group holds a majority shareholding, joint ventures with local partners, companies in which shareholdings are held and hotels operated under management agreements. In 2006, this portfolio comprised a total of 279 hotels with a capacity of almost 165,000 beds.

TUI Hotels & Resorts recorded a total of 35.7 million overnight stays, 4.6% up year-on-year. At approx. 80%, bed occupancy matched 2005 levels, with individual hotel groups performing differently.

Robinson

Robinson, market leader in the premium segment for club holidays, operated 21 club complexes in nine countries. Overall occupancy was slightly up year-on-year with constant capacity. Declines were reported by individual clubs in Turkey and Austria, while clubs in Kos and Italy reported very good booking levels. The remaining clubs recorded occupancy rates that exceeded the previous year's good levels.

Magic Life

Magic Life, the all-inclusive club brand, operated 17 clubs, all of which were located in the eastern Mediterranean. They defended their positions in Turkey and Egypt in a difficult environment and achieved good occupancy rates on the Greek islands. Given a considerable reduction in capacity, occupancy rates matched 2005 levels.

Dorfhotel

In 2006, Dorfhotel operated two complexes in Austria and one in Germany. Its occupancy rate rose slightly year-on-year while capacity was reduced to some extent.

RIU

In 2006, RIU, the second largest hotel chain in Spain, continued its successful business performance of 2005. Its hotel portfolio comprised 109 hotels, including 29 hotels in long-haul destinations Mexico, the Caribbean and the US. Demand for hotels in the Bahamas and Cape Verde Islands developed particularly well. Occupancy rates also rose in the hotels in Spain, while demand for Madeira was also very good. Overall, RIU hotels recorded a slight rise in capacity and an increase in occupancy rates year-on-year.

Grupotel

Grupotel, another Spanish hotel company, had 33 hotels. Twenty-two of these hotels were located on Majorca, seven on Menorca and four on Ibiza. With a slight reduction in capacity, Grupotel recorded a sound increase in its occupancy rate year-on-year.

Grecotel

Grecotel, the leading hotel company in Greece, operated a portfolio of 21 hotels. Seven of these hotels were located in mainland Greece and 14 in Greek islands. Except Korfu occupancy was slightly down year-on-year, with a considerable increase in capacity.

Iberotel

Iberotel operated 23 hotels. Seventeen of these hotels were located in Egypt, four in Turkey, one in Dubai and one in Sicily respectively. While hotel capacity was considerably increased, occupancy rates fell slightly year-on-year overall. The occupancy rates of Iberotels in Turkey were adversely affected by the terrorist attacks in 2005.

Other hotel companies

The Nordotel, Atlantica, Gran Resort and Sol y Mar hotel chains, whose facilities were mainly marketed in the UK and Scandinavia, operated a total of 34 hotels in the Mediterranean and two hotels in Austria. Hotels on Cyprus and mainland Spain showed good and steady levels of demand, while hotels on the Spanish islands recorded slight decreases from a high level.

Other Tourism

Other Tourism – Key figures

€ million	2006	2005	Var. %
Turnover	72.2	251.5	- 71.3
EBITA by division	**140.8**	**13.8**	**n. m.**
Gains on disposals	*- 140.5*	–	
Restructuring expenses	*+ 2.7*	–	
Other one-off items	–	–	
Underlying EBITA by division	**3.0**	**13.8**	**- 78.3**
Investments	14.6	18.2	- 19.8
Headcount (31 Dec)	–	4,783	–

The Other Tourism sector comprised the business travel segment and TUI InfoTec's IT services companies. In January 2006, the business travel activities pooled under TQ3 Travel Solutions Management Holding GmbH were sold to the Dutch BCD Holdings N.V. The transaction was closed on 31 March 2006. In September 2006, a majority of 50.1% in TUI InfoTec was sold to the Indian software company Sonata Software Limited. The transaction was completed on 24 November 2006.

Turnover by the sector fell substantially short of 2005 levels since the profit contribution by the business travel operations was no longer generated. Earnings rose considerably to € 141 million. They comprised restructuring expenses of € 3 million and the gain on disposal from the divestment of the business travel activities of a total of € 151 million, generated in the first half of 2006. The divestment of business shares in TUI InfoTec resulted in a loss on disposal of € 11 million.



Shipping

Last year, TUI successfully completed the operative integration of CP Ships, acquired at the end of 2005, into the Hapag-Lloyd organisation.

Shipping Decline in container shipping. Integration of CP Ships successfully completed.

In the 2006 financial year, the shipping division comprised the container shipping and cruise business of the Hapag-Lloyd Group. Overall, the business trend in the 2006 financial year did not continue the extraordinarily good performance of previous years. Container shipping was characterised by a worldwide cyclical low in 2006 triggered by a strongly competitive market environment. In contrast, the cruise market in the German-speaking region showed a positive trend.

Turnover and earnings in shipping

A year-on-year comparison of figures for the shipping division is of limited use. This is due to the acquisition of CP Ships in the fall of 2005, which was only included in consolidated financial statements for 2005 for the period from 25 October 2005 until 31 December 2005.

Shipping – Key figures

€ million	2006	2005	Var. %
Turnover	**6,254.0**	**3,834.2**	**+ 63.1**
Cost of materials	5,317.4	2,966.9	+ 79.2
Personnel costs	480.3	260.7	+ 84.2
Other income and expenses	- 252.3	- 157.1	- 60.6
At equity results	7.5	4.1	+ 82.9
EBITDA	**211.5**	**453.6**	**- 53.4**
Depreciation less reversals of depreciation	317.7	134.3	+ 136.6
EBITA by division	**- 106.2**	**319.3**	**n. m.**
Gains on disposals	–	–	
Restructuring expenses	*+ 66.4*	–	
Other one-off items	*+ 47.4*	*+ 3.2*	
Underlying EBITA by division	**7.6**	**322.5**	**- 97.6**
Investments	190.3	508.6	- 62.6
Headcount (31 Dec)	8,571	9,077	- 5.6

Due to the integration of CP Ships into Hapag-Lloyd and the associated growth in transport volumes, turnover in the shipping division rose substantially by 63.1% in the 2006 financial year. At € 6.1 billion and an increase of 65.3%, container shipping accounted for the largest portion of turnover by the division. Hapag-Lloyd Kreuzfahrten generated turnover of € 0.2 billion, up 8.5% year-on-year.

In the shipping division, the cost of materials rose by 79.2% to € 5,317 million. This cost increase was primarily driven by the first-time inclusion of CP Ships for a full year as well as the increase in bunker oil costs and land-based logistics costs. As a result, the cost of materials ratio also rose by 7.6 percentage points to 85.0% year-on-year. The considerable increase

in personnel costs of 84.2% to € 480 million reflected a cost increase attributable to changes in consolidation as well as restructuring expenses for the CP Ships integration process.

The balance of other income and expenses fell by 60.6% to € - 252 million. On the other hand, the result from companies measured at equity rose by 82.9% to € 8 million.

Depreciation and amortisation rose by 136.6% to € 318 million due to the expansion of the Group-owned ship and container fleet caused by the acquisition of CP Ships.

Earnings by the shipping division totalled to € - 106 million (previous year: € 319 million), a considerable decline year-on-year. Container shipping contributed € - 114 million to these earnings, with Hapag-Lloyd Kreuzfahrten accounting for € 8 million. Adjusted for the expenses for the integration of CP Ships slighty positive earnings of € 8 million could be achieved.

Container shipping

Container shipping – Key figures (incl. CP Ships)

€ million	2006	2005	Var. %
Turnover	6,093.7	3,686.5	+ 65.3
EBITA by division	**- 114.1**	**315.1**	**n. m.**
Gains on disposals	–	–	
Restructuring expenses	*+ 66.4*	–	
Other one-off items	*+ 47.4*	*+ 3.2*	
Underlying EBITA by division	**- 0.3**	**318.3**	**n. m.**

Integration process

The integration of CP Ships, the container shipping company acquired in October 2005, into Hapag-Lloyd proceeded faster than originally planned. One year after the acquisition, the operative business of CP Ships was fully integrated into Hapag-Lloyd. The centrepiece was the expansion of Hapag-Lloyd's organisational structure and information technology to cover CP Ships' business. The operative integration of CP Ships' services was implemented in two stages. The first stage related to all Trans-Atlantic services, accounting for around half the entire cargo volume of CP Ships. The second stage covered all other services. At the end of the third quarter, all former CP Ships' services were fully integrated into Hapag-Lloyd and have since been operated under the Hapag-Lloyd brand name. In addition, all ships and containers of CP Ships were integrated into Hapag-Lloyd's fleet. The optimisation of the services network, which was substantially expanded due to the acquisition of CP Ships, was also completed according to schedule in the third quarter.

New reporting structure

Since the third quarter of 2006, freight rates and transport volumes have been jointly reported for Hapag-Lloyd and CP Ships, broken down according to the geographical structure of the trade lanes. To that end, CP Ships' key figures for 2006 were calculated accordingly and the relevant key

figures for the 2005 reference periods were statistically determined in order to obtain a basis for comparisons.

Turnover and earnings
In the 2006 financial year, turnover by container shipping rose substantially by 65.3% to € 6.1 billion. This primarily resulted from the integration of CP Ships into Hapag-Lloyd. In addition, the transport volume grew by 2.6% year-on-year on a like-for-like basis to 5,004 standard containers (TEU). However, freight rates in 2006 declined by 2.7% on average in all trade lanes year-on-year.

Earnings did not develop in line with turnover growth. The decline in earnings to € - 114 million reflected the development of freight rates and additionally charges due to cost increases. In the financial year under review, oil price-dependent bunker costs remained at a high level. High charter rates due to capacity shortages in certain vessel sizes and increased costs of landside logistic were also impacting. Freight rates showed declining trends on most routes. In the first half of the year, Hapag-Lloyd reported growth in transport volumes, but as of the third quarter growth came to a halt. Earnings comprised one-off integration costs consisting of restructuring expenses (€ 66 million: lumpsum compensations and vacancy risks) and current integration costs (€ 48 million: closure of agencies and IT restructuring). For the 2006 financial year, expenses totalling € 114 million impacted earnings. Adjusted for the expenses for the above-mentioned integration costs, earnings were almost in balance.

Development in the trade lanes
Due to the acquisition of CP Ships in 2005, Hapag-Lloyd is one of the world's five largest container lines in capacity terms. Hapag-Lloyd defended this position even in the difficult 2006 financial year, characterised by an adverse market environment and integration costs. As at 31 December 2006, Hapag-Lloyd had a fleet of 138 container ships with a joint slot capacity of 467,000 TEU. As a founding member of the Grand Alliance, it was incorporated into the route network of one of the world's leading consortia in international liner shipping. Following the acquisition of CP Ships and the exit of a competitor due to progressive market consolidation, Hapag-Lloyd accounted for the largest portion of the capacity jointly used at a tonnage share of 37% in 2006.

The volumes shipped by Hapag-Lloyd showed different trends in the five trade lanes in the 2006 financial year. Overall, however, transport volumes rose by 2.6% to 5.0 million TEU year-on-year. Nevertheless, this growth did not match the 8.8% growth in the overall market for container transportation (source: Global Insight, November 2006). Positive volume growth effects were caused by the integration of CP Ships' services and the expansion of transport capacity due to the commissioning of seven newly built vessels with a slot capacity of 8,750 TEU for one vessel and 4,250 TEU for six vessels.

Transport volumes Hapag-Lloyd (incl. CP Ships)

'000 TEU	2006	2005*	Var. %
Far East	1,183	1,029	+ 15.0
Trans-Pacific	948	819	+ 15.8
Atlantic	1,391	1,566	- 11.2
Latin America	791	828	- 4.5
Australasia	690	633	+ 8.9
Total	**5,004**	**4,876**	**+ 2.6**

* Under comprehension of CP Ships for the entire financial year 2005

Freight rates Hapag-Lloyd (incl. CP Ships)

US dollars/TEU	2006	2005*	Var. %
Far East	1,223	1,325	- 7.7
Trans-Pacific	1,485	1,572	- 5.5
Atlantic	1,659	1,545	+ 7.4
Latin America	1,449	1,530	- 5.3
Australasia	1,223	1,304	- 6.2
Ø for all trade lanes	**1,430**	**1,469**	**- 2.7**

* Under comprehension of CP Ships for the entire financial year 2005

Far East

At almost 24%, transport between Europe and Asia accounted for the second largest proportion of Hapag-Lloyd's business. The market volume in this trade lane grew by 12.6% in 2006. The volume of transports from Asia to Europe rose more than twice as strongly as in the opposite direction. This was mainly due to the persistently high export volume in China, which had a positive effect on transports from Asia to Europe, and the ongoing relocation of European production sites to Asian countries. The imbalance of transports rose due to the differences in growth rates in the individual routes, with Hapag-Lloyd managing to limit the number of no-load transports by optimising the rotation of the container fleet.

At 15.0%, the transport volume of Hapag-Lloyd grew faster than the market and rose to 1,183,000 TEU in this trade lane. However, strong competition resulted in declines in freight rates of 7.7%, in particular on the routes from Asia to Europe.

Trans-Pacific

The transport volume in the Trans-Pacific trade lane grew by 10.7% in 2006. Transport growth on the routes from Asia to North America exceeded transport growth in the opposite direction. Overall growth as well as volume growth in one direction was attributable to economic growth in China and the associated exports of low-price consumer goods due to the increase in demand for imports in the US.

In the Trans-Pacific trade lane, Hapag-Lloyd's business growth outperformed the market. The transport volume grew by 15.8% to 948,000 TEU. The imbalance of transports remained relatively stable due to the almost identical growth rates of transports between the two continents. The intensification of competition in the container transport market caused a decline in freight rates of 5.5%.

Atlantic

At 28% of total business, the Atlantic trade lane is Hapag-Lloyd's highest-volume trade lane. It links North America and Europe. In the 2006 financial

year, the market volume in this trade lane grew by 4.8%. This was primarily supported by the high level of demand for European products in North America. Transports from Europe to North America rose slightly more than those in the opposite direction. As of mid-2006, the trade lane was affected by significant restructurings. These included new services which intensified the competitive pressure and therefore impacted the previously positive development of rates and volumes.

At a transport volume of 1,391,000 TEU, Hapag-Lloyd recorded a decline of 11.2%. This decrease was caused by the expected volume losses due to the integration of CP Ships. However, competitive pressure also rose due to the availability of additional container transport capacity in the market. Average freight rates benefited from increases in rates in the first half of 2006, in particular on the routes between northern Europe and North America, and rose by 7.4% year-on-year in the financial year under review. Rate increases were particularly achieved in the first half of the year.

Latin America

In the Latin America trade lane, primarily linking South America with North America and Europe, the market grew by 7.0%. Transports from Europe to Latin America grew almost twice as strongly as those in the opposite direction – unlike the previous year. This was linked with a reduction of the imbalance of transports in 2006.

Hapag-Lloyd's transport volume in the Latin America trade lane totalled 791,000 TEU, down 4.5% year-on-year. This decline was caused by the decrease in transport volumes from Latin America to Europe. Freight rates dropped 5.3% below 2005 levels.

Australasia

The Australasia trade lane covered the inner-Asian services and the services linking the Far East and the Indian subcontinent with Australia and New Zealand. Transport volumes in this market rose by 8.5% in 2006. This was largely attributable to strong growth in inner-Asian container transports.

In the Australasia trade lane, Hapag-Lloyd generated sound growth of 8.9% to 690,000 TEU, with volume growth in the second half of the year far exceeding growth in the first half. Freight rates declined by 6.2%. The decrease mainly resulted from the increase in the proportion of inner-Asian transports, characterised by shorter routes and thus lower average freight rates.

Hapag-Lloyd Kreuzfahrten

Hapag-Lloyd Kreuzfahrten – Key figures

€ million	2006	2005	Var. %
Turnover	160.3	147.7	+ 8.5
EBITA by division	**7.9**	**4.0**	**+ 97.5**
Gains on disposals	–	–	
Restructuring expenses	–	–	
Other one-off items	–	–	
Underlying EBITA by division	**7.9**	**4.0**	**+ 97.5**
Utilisation (in %)	73.5	68.3	+ 7.6

Turnover and earnings

In the 2006 financial year, Hapag-Lloyd Kreuzfahrten again recorded a positive trend, winning new customer groups and thus increasing the number of customers. The average length of cruises also rose. Due to the premium portfolio, average turnover per day also continued to rise year-on-year. At € 160 million, total turnover was 8.5% up year-on-year.

Hapag-Lloyd Kreuzfahrten increased its earnings by 97.5% year-on-year to € 8 million. Earnings were impacted by the increase in fuel costs and an unscheduled dock period of 'Bremen'.

Business trend

The positive trend of the German cruise market continued in 2006, primarily in the volume segment of the 3- and 4-star categories. In 2006, no new vessels in the luxury segment were launched in the Geman market.

Hapag-Lloyd Kreuzfahrten has established itself in the German market in the premium and luxury segments in particular as a provider of lifestyle and expedition tours. In the 2006 financial year, its fleet consisted of four cruise ships, two of which were owned and two chartered. The flagship was the 5-star-plus vessel 'Europa'. It was awarded this category by the Berlitz Cruise Guide for the seventh time in succession and is mainly operated on world tours. The 'Columbus', a four-star vessel, also cruises the world's seven seas and, moreover, is the only ocean-going cruise liner capable of cruising the Great Lakes in North America. The 'Hanseatic' is used for cruises to the Arctic and Antarctic. It is the world's only 5-star expedition vessel with the highest Arctic class. The 'Bremen', a four-star vessel also awarded the highest Arctic class, travels to similar destinations.

In the 2006 financial year, utilisation of three of the vessels rose year-on-year. Since the 'Bremen' had an unscheduled time in a dock its utilisation fell slightly short of 2005 levels. Utilisation of all ships was 73.5%, 5.2 percentage points up year-on-year.

Discontinuing Operations Divestment of discontinuing operations completed.

Due to the intention to sell special logistics and trading, these activities had to be classified as discontinuing operations according to IFRS 5. The remaining activities in the two sectors were already divested in the 2005 financial year and at the beginning of 2006, respectively. Therefore the TUI Group no longer holds any discontinuing operations.

Special logistics

In the course of the concentration of the former logistics division on shipping, the special logistics operations were divested in several steps in the 2004 and 2005 financial years. This process was finalised with the completion of the divestment of VTG AG's rail and tank container logistics business in December 2005. These operations were bought by the Luxembourg-based Compagnie Européenne de Wagons, a shareholding of the US investment company WL Ross & Co. LLC. The rail and tank container logistics business was included in consolidation until 14 December 2005. Earnings of € 5 million mainly resulted from subsequent income.

Special logistics – Key figures

€ million	2006	2005	Var. %
Turnover	–	415.4	–
EBITA by division	**5.3**	**158.6**	**- 96.7**
Investments	–	33.0	–
Headcount (31 Dec)	–	–	–

Trading

The trading sector comprised the US steel service companies of the PNA Group. On 14 February 2006, TUI AG sold its indirect 100% interest in the US steel service companies of the PNA Group. With the closing of this transaction on 9 May 2006, which was part of the divestment programme, the concentration of the TUI Group on the two core business areas of tourism and shipping was completed according to schedule. Including the financial liabilities of the companies, taken over by the buyer, the transaction was worth around € 0.3 billion. The trading sector was included in consolidated financial statements until 9 May 2006.

PNA Group – Key figures

€ million	2006	2005	Var. %
Turnover	401.0	1,002.9	- 60.0
EBITA by division	**17.1**	**67.3**	**- 74.6**
Investments	2.0	5.4	- 62.9
Headcount (31 Dec)	–	1,189	–

Earnings Group earnings impacted by impairments of goodwill.

The development of the consolidated profit and loss statement was determined by the business trend in tourism and shipping, the Group's core businesses, and the first-time consolidation of CP Ships for a full financial year. Group earnings were additionally impacted by the impairments of goodwill effected in 2006 for the activities in the British, Irish and French markets as well as the hotel company Magic Life.

Development of Group earnings

The preliminary purchase price allocation in the 2005 consolidated financial statements – due to the acquisition of CP Ships – was finalised in October 2006, resulting in minor effects on the Group's profit and loss statement. In order to enhance the comparability of figures, the figures for 2005 were restated accordingly. A corresponding explanation and reconciliation is provided in the section on 'Accounting principles' in the notes on the consolidated financial statements.

Consolidated profit and loss statement

€ million	2006	2005	Var. %
Turnover	20,514.6	18,201.3	+ 12.7
Other income	749.0	603.8	+ 24.0
Change in inventories and other own work capitalised	+ 10.7	- 3.2	n. m.
Cost of materials and purchased services	15,495.5	12,900.3	+ 20.1
Personnel costs	2,435.4	2,304.2	+ 5.7
Depreciation and amortisation	667.4	504.9	+ 32.2
Impairments	763.8	18.3	n. m.
Other expenses	2,517.4	2,489.5	+ 1.1
Financial income	226.7	185.0	+ 22.5
Financial expenses	408.1	421.9	- 3.3
Result from companies measured at equity	50.5	39.1	+ 29.2
Earnings before taxes	**- 736.1**	**386.9**	**n. m.**
Income taxes	127.6	86.8	+ 47.0
Result from continuing operations	**- 863.7**	**300.1**	**n. m.**
Result from discontinuing operations	17.1	196.2	- 91.3
Group profit for the year	**- 846.6**	**496.3**	**n. m.**
- attributable to shareholders of TUI AG	- 893.3	458.0	n. m.
- minority interests	46.7	38.3	+ 21.9

Turnover

Turnover comprised the turnover generated by the tourism and shipping divisions and central operations, covering the Group's real estate companies and the remaining industrial activities besides TUI AG. At € 20.5 billion, Group turnover rose by 12.7% year-on-year. A breakdown of turnover and the development of turnover is presented in the section 'Group turnover and earnings'.

Other income

Other income primarily comprised gains on the disposal of fixed and current assets, income from supplementary transactions, foreign exchange gains, income from cost reimbursements and income from rental and leasing contracts as well as license agreements.

At € 749 million, Other income increased by 24.0% year-on-year. It included the gains on disposals from the divestment of the business travel activities effected in the 2006 financial year (€ 151 million), TUI Nederland's specialist tour operators (€ 12 million) and the divestment of the majority interest in Wolf GmbH (€ 35 million). Additional income was generated from sale-and-lease-back contracts for a total of six aircraft, the sale of an administrative building in the Netherlands and income in the real estate segment from the sales contract for 'Schacht Konrad' concluded back in the 1980s.

Change in inventories and other own work capitalised

The change in inventories and other own work capitalised of € 11 million mainly resulted from a relatively constant inventory in work in progress and finished products accompanied by a concurrent positive development of other own work capitalised.

Cost of materials and purchased services

The cost of materials and purchased services encompassed the cost of raw materials including fuel and supplies, purchased goods and services. In tourism, these costs mainly related to the cost of third-party services such as rental and lease expenses for hotels and the cost of flight and other transport services. In the shipping division, the cost of purchased services primarily related to the cost of third-party container transport, port and terminal costs as well as charter, rental and operating lease expenses for ships and containers.

The cost of materials and purchased services rose considerably by 20.1% to € 15,496 million. This increase resulted from the first-time inclusion of CP Ships business volume in the consolidated financial statements for a full financial year. In tourism and shipping, another major reason for the cost increase was the high average energy costs for aircraft fuel and bunker oil, causing a corresponding cost increase. As a result, the cost of materials ratio stood at 75.5%, an increase of 4.6 percentage points.

Personnel costs

Personnel costs include expenses for wages and salaries, social security contributions as well as pension costs and benefits. They rose by 5.7% to € 2,435 million year-on-year. Besides the effect from the full-year inclusion of CP Ships, both the tourism and the shipping division recorded an adverse effect due to expenses for personnel adjustment measures in the framework of the restructuring programmes.

Depreciation and amortisation

Depreciation and amortisation included the depreciation of property, plant and equipment and the amortisation of other intangible assets as well as write-downs of investment property. At € 667 million, it rose 32.2% on the previous year. This was essentially due to the expansion in shipping.

Impairments

Impairments comprised impairments of goodwill and of other intangible assets, property, plant and equipment and investment property. In the 2006 financial year, impairments totalled € 764 million.

At € 710 million, the largest proportion related to impairments of goodwill in the tourism division. More specifically, impairments of € 480 million were required for the Northern Europe sector in the British and Irish markets, € 210 million in the Western Europe sector for the French market and € 20 million in the destinations sector for the investment in Magic Life.

In addition, impairments of € 54 million were required for intangible assets and property, plant and equipment. In particular, they related to Magic Life and Iberotel hotel complexes in Turkey by € 30 million.

Other expenses

The main items subsumed under Other expenses were: commissions for tourism services, selling and advertising expenses, rental and lease expenses, administrative expenses including contributions, charges and fees, expenses for financial and monetary transactions and other taxes.

Other expenses increased by 1.1% to € 2,517 million. Expenses included an amount of € 11 million for a loss from the sale of the majority interest in TUI InfoTec and a foreign currency exchange loss due to capital adjustments at subsidiaries of € 65 million.

Financial income and financial expenses

Financial income of € 227 million and financial expenses of € 408 million arose in the 2006 financial year. The net financial result was € - 181 million. The financial result included the interest result, net income from investments and marketable securities and the result from the change in the market value of derivative financial instruments.

At € - 226 million, the interest result dropped by 11.1% year-on-year. The decline in the interest result was attributable to the first-time inclusion of the bonds issued in 2005 – for financing the acquisition of CP Ships – for a full financial year and the increase in the average base interest level. Overall the financial result increased year-on-year due to a positive development in value of the non-hedged derivative instruments.

Result from companies measured at equity

The result from companies measured at equity comprised the pro-rated net profit for the year of the associated companies and joint ventures as well as any impairment of goodwill of these companies, if required. At € 51 million, it rose by 29.2% on the previous year due to an increase in the earnings of the companies in the destinations sector measured at equity.

Taxes on income

Income taxes included taxes on profits from ordinary business activities of the continuing operations. They totalled € 128 million, comprising effective income taxes of € 114 million and deferred income taxes of € 14 million. The disproportionate increase in the tax rate resulted from the changed relationship between the profit contributions by tourism and shipping, the Group's core businesses. Due to the tonnage tax unrelated to earnings charged in the shipping division, the reduction in the tax burden of previous years turned into an additional burden due to the negative earnings posted by shipping in 2006.

Result from discontinuing operations

The result from discontinuing operations as defined by IFRS 5 amounted to € 17 million and comprised income tax expenses of € 12 million. It totalled € 29 million before income tax. Earnings comprised an amount of € 6 million from the trading sector sold in the second quarter as well

as subsequent income from the rail logistics and energy sectors sold in previous years.

Group profit for the year

At € - 847 million, Group earnings were clearly negative, primarily due to the impairments of goodwill. Disregarding this factor, earnings still showed a negative variance which resulted from the cyclical impact in the shipping division and the decline in earnings from discontinuing operations, while the tourism division recorded a slight increase in earnings.

Minority interests

Minority interests in Group profit for the year totalled € 47 million and almost exclusively related to companies in the tourism division. The year-on-year increase resulted from the sound business performance of the RIU Group, which accounted for the largest proportion of earnings.

Earnings per share

The interest in Group profit for the year attributable to TUI AG shareholders (after deduction of minority interests and dividends on the hybrid capital) declined to € - 919 million. In relation to the weighted average number of shares of 250,742,835 units, basic earnings per share amounted to € - 3.66 (previous year: € 2.29). Due to the negative Group profit for the convertible bond issued in November 2003, there was no dilution effect to consider. In the previous year, the diluted earnings per share stood at € 2.17.

Development of TUI AG earnings

The annual financial statements of TUI AG for the 2006 financial year were prepared in accordance with the provisions of the German Commercial Code and audited by the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. They were published in the Federal Gazette and deposited at the commercial registers of the district courts of Berlin-Charlottenburg, HRB 321, and Hanover, HRB 6580. They have been made permanently available on the internet at www.tui-group.com and may be requested in print from TUI AG.

Profit and loss statement of TUI AG

€ million	2006	2005	Var. %
Turnover	303.7	166.8	+ 82.1
Other operating income	972.0	730.1	+ 33.1
Cost of materials	155.4	110.5	+ 40.6
Personnel costs	75.9	121.6	- 37.6
Depreciation and amortisation	320.3	98.1	+ 226.5
Other operating expenses	1,556.6	718.1	+ 116.8
Net income from investments	3,672.3	2,433.2	+ 50.9
Write-down of investments	2,549.0	1,708.4	+ 49.2
Interest result	- 183.2	- 192.8	+ 5.0
Profit on ordinary activities	**107.6**	**380.6**	**- 71.7**
Taxes	4.0	- 9.7	n. m.
Net profit for the year	**103.6**	**390.3**	**- 73.5**

The earnings situation of TUI AG, the Group's parent company, is mainly determined by the development of earnings of its Group companies, either directly associated with it via profit and loss transfer agreements or distributing their profits to it based on corresponding resolutions. The development of the items of TUI AG's profit and loss statement was also strongly affected by the restructuring of the shipping division implemented in 2006 in the wake of the integration of CP Ships.

Turnover and other operating income

In the 2006 financial year, TUI AG's turnover rose by 82.1% to € 304 million. This turnover almost exclusively related to income from leasing aircraft, container ships and containers to Group companies. Other operating income rose by 33.1% to € 972 million. It mainly included book profits from the disposal of financial assets and property, plant and equipment, foreign exchange gains from currency transactions and earnings from the reversal of provisions and value adjustments.

Expenses

As far as expenses are concerned, the cost of materials rose by 40.6% to € 155 million. This was caused by an increase in expenses for the leasing of aircraft and first-time maintenance costs for the dry dock period of container ships. In the light of a reduction in pension expenses, personnel costs declined by 37.6% to € 76 million. Depreciation and amortisation rose significantly. At € 320 million, it was 226.5% up year-on-year. The rise in the depreciation level was partly attributable to the internal transfer of the Group-owned container ship fleet and container pool to TUI AG implemented in 2006. Other operating expenses rose by 116.8% to € 1,557 million. They included the cost of financial and monetary transactions, fees, charges and other administrative costs arising from TUI AG's corporate centre functions as well as expenses from the measurement of financial instruments and provisioning for investment risks. The increase was primarily attributable to the earnings to be paid into an interim holding in connection with the change in the legal structure of the shipping division in 2006.

Investments

At € 3,672 million, net income from investments was substantially up on the previous year's level. It comprised income from investments as well as profits and losses from profit and loss transfer agreements with associated operative companies of € 115 million. At € 3,426 million, it mostly comprised income transferred from an interim holding and resulting from a restructuring of investments in shipping. Since TUI AG's investment income primarily resulted from relations with consolidated Group companies, it only affected Group earnings to a minor extent.

Write-down of financial investments

At € 2,549 million, write-downs of financial investments rose significantly year-on-year. They comprised write-downs of shareholdings in affiliated companies in the tourism division which had to be impaired to the lower fair value in accordance with commercial law provisions. This primarily affected investments in the UK, Ireland and France. In addition, write-downs of financial investments largely related to value adjustments in the shipping division, which had arisen in connection with the restructuring of the division in the 2006 financial year.

Interest result

At € - 183 million, the interest result was 5.0% up year-on-year due to an increase in interest income from the internal financing of associated companies.

Profit for the year

For the 2006 financial year, TUI AG posted a net profit for the year of € 104 million. The 73.5% year-on-year decline was mainly attributable to the decline in income from investments of operative companies, in particular due to the business trend in shipping. Taking account of an amount of € 2 million profit carried forward and the donation of revenue reserve of € 52 million, profit available for distribution amounted to € 54 million, which should be carried forward to new account.

Net Assets Decrease in balance sheet total. Equity plus non-current financial liabilities covered 68% of fixed assets.

In the 2006 financial year, assets declined considerably due to divestments and the revaluation of goodwill. These changes, representing structural changes of the Group affected both the balance sheet total and the asset and capital structure of the Group and TUI AG.

Asset situation of the Group

The Group's balance sheet total dropped by 15.4% to € 13,014 million. This decline was mainly attributable to changes in the group of consolidated companies and impairments of goodwill. The changes in consolidation were largely caused by the disposals in connection with the divestment of steel trading in the US, business travel activities, Wolf GmbH and TUI InfoTec GmbH.

In the course of the final purchase price allocation in October 2006 – in the context with the acquisition of CP Ships in the fall 2005 – minor effects on the Group's balance sheet items arose. In order to enhance the comparability of figures, the figures for the 2005 financial year were restated. A corresponding explanation and reconciliation is provided in the section on 'Accounting principles' in the notes on the consolidated financial statements.

Development of the Group's asset structure

€ million	31 Dec 2006	31 Dec 2005	Var. %
Fixed assets	9,506.1	11,167.7	- 14.9
Non-current receivables	635.1	715.4	- 11.2
Non-current assets	10,141.2	11,883.1	- 14.7
Inventories	129.3	150.4	- 14.0
Current receivables	1,883.4	2,027.0	- 7.1
Cash and cash equivalents	688.7	599.2	+ 14.9
Assets held for sale	171.4	714.7	- 76.0
Current assets	2,872.8	3,491.3	- 17.7
Assets	**13,014.0**	**15,374.4**	**- 15.4**
Equity	3,010.3	4,366.8	- 31.1
Liabilities	10,003.7	11,007.6	- 9.1
Equity and liabilities	**13,014.0**	**15,374.4**	**- 15.4**

Structural ratios

Vertical structures

Non-current assets accounted for 77.9% of total assets, compared with 77.3% in the previous year. Fixed assets totalled 93.7% of non-current assets; they declined by 14.9% to € 9,506 million, above all due to the impairment of goodwill. The capitalisation ratio (ratio of fixed assets to total assets) rose slightly to 73.0%, following 72.6% in 2005.

Current assets accounted for 22.1% of total assets, compared with 22.7% in 2005. The Group's liquid funds were managed with a view to securing the Group's current financial requirements and optimising its interest structures. At the balance sheet date, they totalled € 689 million and were 14.9% up year-on-year. Liquid funds accounted for 5.3% of total assets, compared with 3.9% in 2005.

Horizontal structures

At the balance sheet date, the ratio of equity to non-current assets was 29.7%, compared with 36.7% in 2005. The ratio of equity to fixed assets was 31.7%, following 39.1% in the previous year. The ratio of equity plus non-current financial liabilities to fixed assets was 68.2%, compared with 67.9% in 2005.

Structure of the Group's non-current assets

€ million	31 Dec 2006	31 Dec 2005	Var. %
Goodwill	3,134.8	3,836.2	- 18.3
Other intangible assets	604.9	863.5	- 29.9
Investment property	95.7	90.2	+ 6.1
Property, plant and equipment	5,145.7	5,882.2	- 12.5
Companies measured at equity	407.7	372.7	+ 9.4
Financial assets available for sale	117.3	122.9	- 4.6
Fixed assets	9,506.1	11,167.7	- 14.9
Other receivables and assets	359.5	416.0	- 13.6
Deferred income tax claims	275.6	299.4	- 7.9
Non-current receivables	635.1	715.4	- 11.2
Non-current assets	**10,141.2**	**11,883.1**	**- 14.7**

Development of the Group's non-current assets

Goodwill

At € 3,135 million, goodwill declined by 18.3% due to the impairments of € 710 million required in the framework of the annual impairment test.

Impairments comprised an amount of € 480 million related to the Northern Europe sector, € 210 million related to the Western Europe sector and € 20 million related to the destinations sector.

At € 3,028 million, goodwill after impairments at the balance sheet date largely related to companies in the tourism division: at 50.4% the Northern Europe sector accounted for the largest proportion, followed by the Central Europe sector at 21.1% and the Western Europe sector at 8.9%. The destinations accounted for 19.6%. Goodwill related to companies in the shipping division totalled € 107 million. Goodwill of € 105 million arose on the acquisition of CP Ships after the purchase price was allocated to the acquired assets and liabilities in line with their market value, according to the rules of IFRS 3, in the framework of the final purchase price allocation in October 2006. No goodwill arose on any of the Group's other sectors. At the balance sheet date, goodwill accounted for 24.1% of total assets and 104.1% of equity.

Property, plant and equipment

At € 5,146 million, property, plant and equipment represented the largest item. They declined by 12.5%, with most disposals relating to ships and containers. Property, plant and equipment also comprised leased assets in which Group companies carried the economic ownership of the assets.

At the balance sheet date, these finance leases had a carrying amount of € 344 million, a change of - 22.5% year-on-year.

Development of property, plant and equipment

€ million	31 Dec 2006	31 Dec 2005	Var. %
Real estate with hotels	861.0	869.6	- 1.0
Other land	364.6	400.4	- 8.9
Aircraft	1,343.3	1,317.6	+ 2.0
Ships	1,523.4	2,064.1	- 26.2
Containers	395.9	473.1	- 16.3
Machinery and fixtures	454.5	537.6	- 15.5
Assets under construction, payments on account	203.0	219.8	- 7.6
Total	**5,145.7**	**5,882.2**	**- 12.5**

Companies measured at equity

A total of 54 companies were measured at equity, an increase of two year-on-year. This figure included 22 associated companies and 32 joint ventures. At € 408 million, their value was 9.4% up year-on-year at the balance sheet date, primarily due to additions from pro-rated profits for the year.

Financial assets available for sale

Financial assets available for sale decreased by 4.6% to € 117 million. They comprised shares in non-consolidated subsidiaries, investments and other securities.

Structure of the Group's current assets

€ million	31 Dec 2006	31 Dec 2005	Var. %
Inventories	129.3	150.4	- 14.0
Trade accounts receivable and other receivables[1]	1,860.0	2,011.4	- 7.5
Current income tax claims	23.4	15.6	+ 50.0
Current receivables	1,883.4	2,027.0	- 7.1
Cash and cash equivalents	688.7	599.2	+ 14.9
Assets held for sale	171.4	714.7	- 76.0
Current assets	**2,872.8**	**3,491.3**	**- 17.7**

[1] incl. receivables from derivative financial instruments

Development of the Group's current assets

Inventories

At € 129 million inventories decreased by 14% year-on-year. This decrease was mainly due to divestments, in particular the Wolf GmbH.

Current receivables

Current receivables comprise trade accounts receivable and other receivables, current income tax claims and receivables from derivative financial instruments. At € 1,883 million current receivables declined by 7.1% year-on-year. Here also the divestments were the determining factor for the declining development.

Cash and cash equivalents

Cash and cash equivalents rose by 14.9% to € 689 million. They mainly related to subsidiaries and companies not included in the Group's clearing of cash and cash equivalents.

Assets held for sale

Assets held for sale dropped by € 543 million. They comprised assets, in particular the container terminal in Montreal that was taken over in course of the acquisition of CP Ships and real estate, for which the Group was committed to a specific plan to sell.

Off-balance-sheet arrangements

For their business operations, Group companies used assets of which they were not the economic owner in accordance with the IASB rules. Most of these assets were aircraft, hotel complexes or ships for which operating leases, i.e. rental, lease or charter contracts, were concluded at the terms and conditions customary in the sector.

Operating rental, lease and charter contracts

€ million	31 Dec 2006	31 Dec 2005	Var. %
Travel agencies	418.6	401.8	+ 4.2
Hotel complexes	433.6	418.7	+ 3.6
Aircraft	882.4	615.1	+ 43.5
Ships and container	2,219.2	2,224.5	- 0.2
Administrative buildings	350.9	456.5	- 23.1
Other	153.8	290.9	- 47.1
Total	**4,458.5**	**4,407.5**	**+ 1.2**
Fair value	**3,827.1**	**3,847.0**	**- 0.5**

The financial liabilities from operating rental, lease and charter contracts rose by 1.2% to € 4,459 million. At 49.8%, ships and container accounted for the largest share, with aircraft accounting for 19.8% and hotel complexes for 9.7%. The increase mainly resulted from the conclusion of new operating leases in the framework of the renewal of the aircraft fleet.

Further explanations as well as the structure of the remaining terms of the financial liabilities from operating rental, lease and charter contracts are provided in the section 'Other financial liabilities' in the notes on the consolidated financial statements.

Net assets of TUI AG

The asset situation and balance sheet structures of TUI AG are characterised by its function as the TUI Group's holding company. The balance sheet total increased only slightly by 0.8% to € 10.5 billion.

Development of fixed assets

At the balance sheet date, fixed assets accounted for 93.8% of total assets, of which 70.9% were covered by equity and non-current cash and cash equivalents. 77.4% of TUI AG's fixed assets consisted of investments, mainly due to additions of € 933 million in shares in associated companies from the reorganisation of the participation structure in shipping. In terms of intangible assets and property, plant and equipment, the increase was primarily attributable to investments in ships of € 1,273 million and containers with € 334 million.

Development of current assets

The significant decline in the provision of cash and cash equivalents for associated companies also led to a reduction in receivables of € 2,446 million, so that its proportion of overall assets declined to 5.6%. The decrease in receivables from Group companies, of relevance in this connection, was primarily attributable to the realignment of the shipping division.

Abbreviated balance sheet of TUI AG (according to HGB)

€ million	31 Dec 2006	31 Dec 2005	Var. %
Intangible assets/property, plant and equipment	2,236.8	563.2	+ 297.2
Financial assets	7,651.6	6,842.2	+ 11.8
Fixed assets	9,888.4	7,405.4	+ 33.5
Receivables	594.5	3,040.2	- 80.4
Cash and cash equivalents	7.6	3.0	+ 153.3
Current assets	602.1	3,043.2	- 80.2
Prepaid expenses	49.0	7.3	+ 571.2
Assets	**10,539.5**	**10,455.9**	**+ 0.8**
Equity	3,616.5	3,702.8	- 2.3
Special non-taxed item	42.6	43.8	- 2.7
Provisions	730.2	947.9	- 23.0
Liabilities	6,137.6	5,754.3	+ 6.7
Deferred income	12.6	7.1	+ 77.5
Liabilities	**10,539.5**	**10,455.9**	**+ 0.8**

Financial Position Liquidity safeguarded by long-term financing. Further reduction in financial debt.

The divestments made in the 2006 financial year – in particular the divestment of business travel and trading activities – as well as a further optimisation of property, plant and equipment resulted in a reduction in net debt. Gross financial debt was further reduced through the scheduled redemption of a corporate bond of € 750 million. The issuance of private placements worth € 400 million helped to further safeguard liquidity in the framework of general corporate financing.

The Group's financial position

Principles and objectives of financial management

Principles

The TUI Group's central financial management is in principle run by TUI AG, which acts as the Group's internal bank. Financial management covers all Group companies in which TUI AG directly or indirectly holds a share of more than 50%. It is defined by guidelines covering all cash flow-oriented aspects of the Group's business activities and all transactions that may or will initiate future payment obligations for the Group.

Objectives

The objectives of TUI's financial management are securing permanent and sustainable supplies of sufficient liquidity and capital for TUI AG and its subsidiaries and limiting financial risks from foreign currencies, interest rates and commodity prices. All transactions are oriented to the objective of achieving the financial indicators required to enhance the current credit rating.

Liquidity management

The Group ensures its liquidity in two ways:

- Intra-Group financial clearing: The cash surpluses of individual Group companies are used to finance the cash requirements of other Group companies.
- Syndicated credit facilities and bilateral bank loans: These are used by TUI AG to secure sufficient liquidity reserves. Planning and operations with the banks are based on a monthly rolling liquidity planning system.

Limiting financial risks

The Group companies operate on a worldwide scale and obtain liquidity and capital in the international money and capital markets. This gives rise to financial risks for the TUI Group, mainly arising from changes in exchange rates, interest rates and commodity prices. The key currencies in which Group companies settle their business transactions are euros, US dollars and British pounds sterling. Other currencies of relevance are Swiss francs and Swedish krona. The Group has entered into hedges in more than 20 foreign currencies in order to limit risks from changes in

exchange rates for the underlying transactions. Risks occur due to changes in interest rates arise on liquidity procurement in the international money and capital markets. In order to minimise these risks, the Group uses derivative interest hedges on a case-by-case basis in the framework of its risk management system. Changes in commodity prices affect the TUI Group in particular in terms of the procurement of fuels such as aircraft fuel and bunker oil. Most price risks from fuel procurement are hedged both in tourism and shipping, if price increases cannot be passed on to customers based on contractual agreements.

More detailed information on hedging strategies and risk management as well as financial transactions and the scope of such transactions at the balance sheet date is provided in the section 'Risk Report' in the management report and the section 'Financial instruments' in the notes on the consolidated financial statements.

Development of the Group's capital structure

Group's capital structure

€ million	31 Dec 2006	31 Dec 2005	Var. %
Non-current assets	10,141.2	11,883.1	- 14.7
Current assets	2,872.8	3,491.3	- 17.7
Assets	**13,014.0**	**15,374.4**	**- 15.4**
Subscribed capital	641.7	641.0	+ 0.1
Reserves including net profit available for distribution	1,798.3	3,168.8	- 43.2
Hybrid capital	294.8	294.8	–
Minority interests	275.5	262.2	+ 5.1
Equity	3,010.3	4,366.8	- 31.1
Non-current provisions	1,728.7	2,002.5	- 13.7
Current provisions	692.7	653.6	+ 6.0
Provisions	2,421.4	2,656.1	- 8.8
Non-current financial liabilities	3,477.6	3,213.9	+ 8.2
Current financial liabilities	422.0	1,144.3	- 63.1
Financial liabilities	3,899.6	4,358.2	- 10.5
Other non-current liabilities	55.3	71.5	- 22.7
Other current liabilities	3,627.4	3,921.8	- 7.5
Other liabilities	3,682.7	3,993.3	- 7.8
Liabilities	**13,014.0**	**15,374.4**	**- 15.4**

Capital structures

The impairments of goodwill effected in the financial year under review impacted the TUI Group's capital structures. Overall, non-current capital declined in absolute terms by 14.3% to € 8,272 million but rose in relation to the balance sheet total by 0.8 percentage points to 63.6%. The equity ratio declined to 23.1%, down from 28.4% in 2005. Equity and non-current financial liabilities accounted for 49.9% of the balance sheet total at the balance sheet date, following 49.3% in 2005. The gearing, i.e. the ratio of financial liabilities to equity, declined to 129.5%, having accounted for 99.8% in 2005.

Equity

Due to the issue of 287,280 employee shares in November 2006, the subscribed capital rose by around € 1 million to € 642 million. As a result, the capital reserve, which only comprised transfers from premiums, rose by € 11 million to € 2,396 million. Revenue reserves dropped by € 1,382 million to € - 598 million due to the impairments effected. Equity com-

prised the hybrid bond of € 295 million issued in December 2005. Minority interests accounted for € 276 million or 9.2% of equity.

Provisions

Provisions mainly comprised provisions for pension obligations, current and deferred income tax provisions and provisions for typical operating risks classified as current or non-current, depending on expected occurrence. At the balance sheet date, they accounted for a total of € 2,421 million and were thus € 235 million or 8.8% down on the previous year. This was due to a decrease in provisions for pension obligations caused by the divestments made in the course of the 2006 financial year.

Financial liabilities

Financial liabilities declined by a total of € 459 million to € 3,900 million. They were composed of bonds totalling € 2,353 million, liabilities to banks of € 1,042 million, liabilities from finance leases of € 291 million and other financial liabilities of € 213 million. The classification into current vs. non-current financial liabilities was based on maturities. The decrease of the financial liabilities shown as current debt down to € 422 million was due to the repayment of the corporate bond of € 750 million in October 2006. In particular due to the private placements of over € 400 million, the non-current financial liabilities rose to € 3,478 million. More detailed information, in particular on the remaining terms, is provided under 'Financial liabilities' in the notes on the consolidated financial statements.

Other liabilities

At € 3,683 million, other liabilities dropped by € 311 million or 7.8% year-on-year. This was mainly attributable to the decrease in current trade accounts payable, which had risen significantly in 2005 due to the acquisition of CP Ships.

Ratings by Standard & Poor's and Moody's

In the 2006 financial year, the rating agencies Standard & Poor's and Moody's adjusted their credit ratings of TUI AG. The corporate rating assigned by Standard & Poor's was adjusted to 'BB (negative outlook)', with Moody's changing their rating to 'Ba3 (review for possible downgrade)'. The senior notes of around € 2 billion issued in 2004 and 2005 were assigned a 'BB- (negative outlook)' rating by Standard & Poor's and a 'Ba3 (review for possible downgrade)' rating by Moody's. The hybrid bond issued in December 2005 was partly treated as equity as it was subordinated to other liabilities and did not have a fixed maturity; it was therefore rated 'B (negative outlook)' by Standard & Poor's and 'B2 (review for possible downgrade)' by Moody's. Due to the difficult market environment in 2006, Moody's again changed their corporate and bond ratings at the beginning of 2007 to 'B1 (stable outlook)' and 'B3 (stable outlook)', respectively, for the hybrid bond.

Key financing measures

The 2006 financial year was determined by the planned redemption of a corporate bond, contributing to a further reduction in gross financial debt, and the issue of private placements to take up outside capital as an additional liquidity safeguard in the framework of general corporate financing.

Redemption of a corporate bond

In October 2006, the corporate bond issued in 1999 was fully repaid at its nominal volume of € 750 million at the end of its maturity of seven years.

Private placements

In October and November 2006, private placements were issued with a maturity of around three years and a total volume of € 400 million. The private placements were loan notes worth € 217 million and bonds worth € 183 million, equipped with fixed and variable interest coupons in several tranches.

Bonding facility

TUI Northern Europe's syndicated bonding facility signed in March 2005 was extended by one year until 31 March 2009 in the framework of the first extension option. Under this facility, TUI Northern Europe or its subsidiaries can furnish bank guarantees as security to supervisory authorities as required for the tourism business in the UK, Ireland and Scandinavia. As at 31 December 2006, an amount of around GBP 263 million of the bonding facility had been taken up. In January 2007, the bonding facility was reduced by GBP 30 million to GBP 280 million and the second extension option was exercised, extending its maturity until 31 March 2010.

Interest rates and terms and conditions

Interest rates

In the 2006 financial year, the interest effects of the bonds of € 1.0 billion issued in December 2005 were reported for a full financial year for the first time. The average interest rate rose slightly due to this increase in the weighting of interest rates fixed in relation to the capital market and the increase in interest levels within this period. Both interest rates and maturities of the financial liabilities are detailed under the item 'Liabilities' (financial liabilities and liabilities to banks) in the notes on the consolidated financial statements.

Financing environment

In the course of the 2006 financial year, the environment for financing schemes in the money and capital markets deteriorated slightly for the TUI Group, in particular due to the downgrading of the ratings by Standard & Poor's and Moody's.

Issued bonds

Capital measure	Maturity	Volume € million	Interest rate %
Corporate bond October 1999	October 2006	750.00	5.875
Convertible bond November 2003	December 2008	384.55	4.000
Senior floating rate notes June 2004	August 2009	400.00	3-month-EURIBOR plus 2.10
Senior floating rate notes December 2005	December 2010	550.00	3-month-EURIBOR plus 1.55
Senior fixed rate notes May 2004	May 2011	625.00	6.625
Senior fixed rate notes December 2005	December 2012	450.00	5.125
Hybrid bond December 2005	No fixed maturity	300.00	8.625

Off-balance sheet financing instruments

Operating leases

In the 2006 financial year, off-balance sheet financing instruments (operating leases) were used both in the tourism and shipping divisions in order to further optimise property, plant and equipment. In connection

with the ongoing renewal of the aircraft fleet in tourism in 2006 a total of ten aircraft were delivered. For eight aircraft, operating lease agreements were concluded for the first time; including four aircraft in the course of sale-and-lease-back transactions. Furthermore, for two more aircraft – owned by TUI AG up to now – corresponding sale-and-lease-back agreements were concluded. In shipping, an operating lease was concluded to lease a newly commissioned container ship of 8,750 TEU. Six newly commissioned 4,250 TEU ships were chartered on the basis of long-term charter contracts. Two container ships previously operated under finance leases were converted to operating leases. In addition, seven smaller container ships previously operated as part of CP Ships' fleet, some of which were not used for Group operations, were sold and leased back on the basis of a long-term contract.

The development of the operating rental, leasing and charter contracts is presented in the section 'Net assets' in the management report. More detailed explanations and information on the structure of the remaining terms of the associated financial liabilities are provided in the section 'Other financial liabilities' in the notes on the consolidated financial statements. There were no contingent liabilities related to special-purpose companies.

Liquidity analysis

Liquidity reserve

In the 2006 financial year, the TUI Group's solvency was secured any time by means of cash inflows from operating activities as well as bilateral and syndicated credit agreements with banks.

In December 2005, TUI AG concluded an agreement on a syndicated credit line (multicurrency revolving credit facility) totalling € 1.75 billion. It had an original maturity of three years and two optional extensions for one year each. In October 2006, the first extension option was exercised. In the course of the new programme to reduce tied-up capital, the first measures (divestment of Montreal Gateway Terminals and of vessels and containers) are implemented. Therefore the syndicated credit-line could be reduced to € 1.0 billion in January 2007. In addition, the Group had bilateral credit lines with banks totalling € 0.7 billion. At the balance sheet date, a total of € 0.1 billion of the credit lines was utilised. In addition, cash and cash equivalents of € 0.7 billion were held at the balance sheet date. The TUI Group's cash reserve thus totalled € 2.3 billion.

No restrictions on the transfer of liquid funds

At the balance sheet date, there were no restrictions on the transfer of liquid funds within the Group that might have significantly impacted the Group's liquidity such as restrictions on capital movements or restrictions due to credit agreements concluded.

Change of control

TUI AG's listed bonds – the private placements issued in 2006, two bilateral credit line agreements as well as the syndicated credit line and bonding facility – comprised change of control clauses. A change of control occurs in particular if a third party directly or indirectly acquires more than 50% of the voting shares in TUI AG.

In the event of a change of control, the bond holder must be offered buyback of the corresponding bond. This provision applies to all listed bonds with the exception of the hybrid bond and the convertible bond. For the hybrid bond, an interest step-up has been agreed to take effect in the event of a change of control should the rating be downgraded. For the convertible bond, a right of termination or reduction of the conversion price have been agreed.

Concerning the syndicated credit line, the bonding facility, the private placements and two bilateral credit line agreements, the lenders are entitled to terminate the agreements in the event of a change of control.

The total volume of financing instruments and credit lines with corresponding change of control clauses amounts to around € 4.6 billion at present. In addition, there are no provisions in guarantee, leasing, option or other financial agreements that might produce comprehensive early redemption obligations that would be of significant relevance for the Group's liquidity.

Besides the financial instruments mentioned above, a framework agreement between the Riu family and TUI AG comprised a change of control clause. A change of control occurs if a group of shareholders holds a majority at the Annual General Meeting respectively one third of the members of the shareholders in the Supervisory Board is to be accounted for one group of shareholders. In the event of a change of control, the Riu family is entitled to purchase a minimum of 20% and a maximum of all shares in RIU II S.A. held by TUI.

Summary cash flow statement

€ million	2006	2005	Var. %
Net cash inflow from operating activities	+ 466.5	+ 964.6	- 51.6
Net cash inflow/outflow from investing activities	+ 638.6	- 2,152.8	n. m.
Net cash inflow/outflow from financing activities	- 1,052.7	+ 1,306.5	n. m.
Change in cash and cash equivalents	**+ 52.4**	**+ 118.3**	**- 55.7**

Net cash inflow from operating activities

The net cash inflow from operating activities of € 467 million resulted from Group earnings, which totalled € - 599 million, adjusted for depreciation and amortisation, interest expenses and gains on the disposal of fixed assets. The major contribution came from the operating result in the tourism business.

Net cash inflow from investing activities

The net cash inflow from investing activities totalled € 639 million. Cash outflows of € 746 million primarily resulted from the investment volume in tourism and shipping. Cash inflows mainly resulted from the disposal of property, plant and equipment totalling € 610 million and of consolidated companies and financial assets totalling € 775 million, in particular the divestment of the business travel activities and the remaining industry shareholdings.

Net cash outflow from financing activities

The net cash outflow from financing activities amounted to € 1,053 million. Major items were the cash inflow from the private placements issued in October and November 2006 totalling € 400 million. Interest payments caused a total cash outflow of € 240 million, down 24.2% on the previous

year. The redemption of bonds and financial debt resulted in payments of € 1,223 million, down 23.3% on the previous year.

Development of cash and cash equivalents

€ million	2006	2005	Var. %
Cash and cash equivalents at the beginning of the period	**607.5**	**481.1**	**+ 26.3**
Changes due to changes in consolidation	+ 25.7	- 2.0	n. m.
Changes due to changes in exchange rates	+ 3.1	+ 10.1	+ 69.3
Cash changes	+ 52.4	+ 118.3	- 55.7
Cash and cash equivalents at the end of the period	**688.7**	**607.5**	**+ 13.4**

The detailed cash flow statement and more detailed information on the cash flow statement are provided in the consolidated financial statements and the section 'Notes on the cash flow statements' in the notes on the consolidated financial statements.

Analysis of investments

The development of fixed assets including property, plant and equipment and intangible assets as well as shareholdings and other investments is presented in the section 'Net assets' in the management report; additional explanatory information is provided in the notes on the consolidated financial statements.

Additions to fixed assets

€ million	31 Dec 2006	31 Dec 2005	Var. %
Goodwill	9.1	136.1	- 93.3
Other intangible assets	45.9	43.8	+ 4.8
Investment property	7.5	16.5	- 54.5
Property, plant and equipment	685.4	901.9	- 24.0
Companies measured at equity	65.1	96.4	- 32.5
Financial assets available for sale	35.4	15.8	+ 124.1
Total	**848.4**	**1,210.5**	**- 29.9**

Additions to property, plant and equipment by divisions

At € 685 million or 80.8%, property, plant and equipment accounted for the largest portion of additions to fixed assets. This item included mainly additions of € 496 million or 72.4% in the tourism division, while shipping accounted for € 184 million or 26.8% of additions. At € 6 million, only 0.8% of the additions to property, plant and equipment related to central operations.

Investments in property, plant and equipment by divisions

€ million	2006	2005	Var. %
Tourism	495.9	511.8	- 3.1
Shipping	183.9	383.8	- 52.1
Central operations	5.6	6.3	- 11.1
Continuing operations	685.4	901.9	- 24.0
Discontinuing operations	–	–	–
Total	**685.4**	**901.9**	**- 24.0**

Tourism

In the tourism division, investments focused on flight operations which, accounting for € 230 million of investments. The largest portion was used for the fleet renewal programme. A volume of almost € 184 million was invested in the hotel sector.

Shipping

In the shipping division, investments accounted for almost € 184 million, including an amount of around € 38 million invested in container equipment. Besides investments associated with the integration of CP Ships, additions rose by a further € 23 million due to the capitalisation of dry dock costs.

Depreciation of property, plant and equipment by divisions

€ million	2006	2005	Var. %
Tourism	334.2	303.7	+ 10.0
Shipping	255.3	126.6	+ 101.7
Central operations	7.5	12.3	- 39.0
Continuing operations	597.0	442.6	+ 34.9
Discontinuing operations	–	–	–
Total	**597.0**	**442.6**	**+ 34.9**

Depreciation of property, plant and equipment totalled € 597 million, covering 87.1% of additions. This indicator stood at 67.4% in tourism and 138.8% in shipping.

Investment obligations

Order commitments

Due to agreements concluded in the 2006 financial year or in previous years, order commitments for investments totalled € 3,140 million at the balance sheet date, € 700 million of which were related to scheduled deliveries in the 2007 financial year. More detailed information is provided in the section 'Other financial obligations' in the notes on the consolidated financial statements.

Tourism

In tourism, order commitments for investments mainly related to the aircraft fleet renewal programme. The programme in France was completed with the addition of two additional Boeing 747-400s. In Germany, the renewal of older Boeing 737s will be started on schedule. In this connection, TUI had concluded a purchasing agreement with Boeing on the purchase of ten 737-800s in December 2004. Six of these aircraft were delivered in the first half of 2006, while the remaining four aircraft are to follow in the first half of 2007. Besides this purchasing agreement, options for the purchase of a further 61 aircraft to be delivered by 2013 were exercised. In addition, 25 delivery options for the period 2007 to 2011 were transferred to a third party.

Shipping

In the shipping division, Hapag-Lloyd had ordered a total of five container ships with a capacity of 8,750 TEU each at the balance sheet date, to be delivered by 2008, with three ships already to be delivered in the 2007 financial year. Two ships were directly ordered, with long-term leases with purchase options concluded for three ships, including two purchase options already exercised in 2006. In 2003, CP Ships had concluded long-term charter contracts for nine container ships with a capacity of 4,250 TEU each in order to extend its fleet. Six of these ships were delivered in the 2006 financial year, and two ships will follow by mid-2007.

Financial position of TUI AG

The financial position of TUI AG was mainly determined by its function as the TUI Group's parent company and central financing entity. The changes in equity outlined for the TUI Group, in particular changes in the capital stock and reserves as well as bonds, were also reflected in TUI AG's balance sheet.

Abbreviated balance sheet of TUI AG (according to German Commercial Code)

€ million	31 Dec 2006	31 Dec 2005	Var. %
Fixed assets	9,888.4	7,405.4	+ 33.5
Current assets	602.2	3,043.2	- 80.2
Prepaid expenses	49.0	7.3	+ 571.2
Assets	**10,539.5**	**10,455.9**	**+ 0.8**
Equity	3,616.5	3,702.8	- 2.3
Special item with an equity portion	42.6	43.8	- 2.7
Provisions	730.3	947.9	- 23.0
Bonds	2,709.5	3,459.6	- 21.7
Financial liabilities	641.4	402.9	+ 59.2
Other liabilities	2,786.6	1,891.8	+ 47.3
Liabilities	6,137.5	5,754.3	+ 6.7
Deferred income	12.6	7.1	+ 77.5
Liabilities	**10,539.5**	**10,455.9**	**+ 0.8**

Development of TUI AG's capital structure

Equity

At € 3,617 million, TUI AG's equity declined slightly by 2.3%. The subscribed capital of TUI AG consisted of no-par value shares, each representing an identical share in the capital stock. The proportionate share in the capital stock per no-par value share was around € 2.56. In July 2005, the previous bearer shares were converted to registered shares. The issue of 287,280 employee shares in November 2006 hardly impacted the amount of subscribed capital. It rose by € 1 million to € 642 million. Therefore, the subscribed capital was represented by 251,019,855 shares at the end of year under review, the capital reserves stayed nearly constant at € 2,398 million, whereas the revenue reserves increased by 11.0% to € 523 million. At € 54 million, net profit available for distribution was € 141 million down year-on-year. The equity ratio declined by 1.1 percentage points to 34.3%, down from 35.4% in 2005.

The special item with an equity portion remained almost unchanged. As in 2005, it continued to comprise tax value adjustments on fixed assets.

Provisions

Provisions declined by 23.0% to € 730 million. They comprised provisions for pensions of € 224 million (previous year: € 216 million) and other provisions of € 506 million (previous year: € 732 million).

Liabilities

TUI AG's liabilities totalled € 6,138 million and thus rose by € 383 million or 6.7% year-on-year. This was attributable to a substantial increase in other liabilities.

Authorisation of the Executive Board for purchasing and issuing shares

The Annual General Meeting of 10 May 2006 authorised the Executive Board of TUI AG to purchase own shares of up to 10% of the subscribed

capital. The authorisation will expire on 9 November 2007 and replaces the authorisation granted by the Annual General Meeting of 11 May 2005. To date, the possibility of acquiring own shares has not been used.

On the basis of a resolution by the Annual General Meeting of 10 May 2006, conditional capital of € 100.0 million was available at the balance sheet date. According to the resolution, bonds with conversion options or warrants as well as profit participation rights and income bonds with a total par value of up to € 1.0 billion may be issued by 9 May 2011.

In addition, the Group had unused authorised capital of € 317.0 million, including authorised capital of € 7.0 million for the issue of employee shares. The Executive Board of TUI AG has been authorised to use this capital by 17 May 2009. In addition to the authorised capital for the issuance of employee shares, the Annual General Meeting of 10 May 2006 resolved to create authorised capital for the issuance of new shares against cash or non-cash contribution totalling € 310.0 million. The issue of new shares against non-cash contribution was limited to € 128.0 million. The Executive Board of TUI AG has been authorised to use this capital by 9 May 2011.

Report on Subsequent Events

After the completion of the 2006 financial year, there was an event of special relevance to the TUI Group.

Transaction

On 22 February 2007, CP Ships Limited made a disposal agreement about the essential assets of Montreal Gateway Terminals to Montreal Gateway Terminals Limited Partnership, a company specifically founded by Morgan Stanley Infrastructure Partners for this purpose. Montreal Gateway Terminals had been part of the business of CP Ships, acquired in 2005. Montreal Gateway Terminals is the second largest container terminal in Canada and the third largest terminal on the eastern coast of North America. This divestment was effected in the framework of the reduction in tied-up capital announced by TUI AG.

Montreal Gateway Terminals Limited Partnership acquired the container terminal business by means of an asset deal. TUI continues to hold a 20% interest in the new Montreal Gateway Terminals Limited Partnership via CP Ships Limited. The purchase price for the transaction was € 300 million. Hapag-Lloyd remains an important customer with a long-term terminal contract.

Economic effects

In the 2006 financial year, Montreal Gateway Terminals contributed € 92 million to Group turnover. This amount was shown under Shipping in the segment report. Earnings before interest, taxes and amortisation of goodwill (EBITA) totalled € 15 million.

Risk Report Proven systems for control and management of risks.

The TUI Group operates on a worldwide scale in its two core businesses, tourism and shipping. Due to the nature of these operations, they are exposed to various risks, depending on the type of business. These risks may arise from the Group's own entrepreneurial action or external factors. In order to identify and actively control these risks, the Group has introduced Group-wide risk management systems.

Risk policy

TUI's risk policy is aimed at steadily and persistently enhancing the Group's corporate value, achieving its medium-term financial goals and securing the Company's ongoing existence in the long term. It is thus an integral element of the Group's corporate policies.

In both core businesses, the TUI Group subsidiaries operate in markets that showed above-average growth in recent years and will continue to grow in future. TUI is the European market leader in the tourism business in terms of turnover, and one of the world's five largest container shipping lines in terms of capacity. In order to be able to benefit from the market opportunities and tap the associated potential for success, risks must be borne to an appropriate extent. The aim and object of the risk management system is to identify any risks early on, assess them and limit them to such an extent that the economic benefit outweighs the risks.

Risk management

In order to meet its overall responsibility within the Group, TUI AG's Executive Board has set out guidelines incorporating the essential elements of the risk management system. They are applicable to all Group companies. The Board has also installed monitoring and controlling systems to regularly measure, assess and control the development of business and the related risks. Responsibility for the early identification, reporting and handling of business risks lies with the management of the respective companies, with the control functions resting with the relevant higher management level.

The Executive Board and the operational management employ multi-stage integrated reporting systems for risk management purposes. On the basis of the planning and control system, deviations of actual from projected business developments are analysed on a monthly basis so that risks jeopardising the Company's performance are timely recognised.

In addition, special independently organised reporting systems have been introduced for the early identification of risks threatening the existence

of the Company. Reporting of such risks is based on a separate system, organised on its own alongside operative risk management. The aim of early risk identification is to provide reports, both on a regular and case-by-case basis, identify potential risks within the Group companies, assess these risks on the basis of uniform parameters and summarise them in an overall Group-wide system. The risk management measures to be taken are implemented within the operative entities and mapped and supported by means of operative systems. Nevertheless, early risk identification (German Act on Control and Transparency, KonTraG) is interrelated with operative risk management.

The Supervisory Board was involved by means of regular reports and, where required, ad hoc reports provided by the Executive Board in the form of interim reports or reports presented at its meetings.

Risk management is supported by the Group-wide auditing departments, which examine transactions and operational processes both regularly and on a case-by-case basis, checking that they function properly and are safe and efficient.

The methods and systems used in risk management and the frequency of controls are tailored to the respective types of risks and are continually checked, modified and adjusted to changing business environments. The systems for early identification of risks threatening the Group's existence were audited by our auditors in the course of the audit of the 2006 annual financial statements.

The regular risk reporting system did not identify any specific risks threatening the continued existence of individual Group companies or the entire Group, neither during the 2006 financial year nor at year-end.

Risk transfer

Risk management also encompasses the transfer of risks to third parties. Damages and liability risks from day-to-day business operations are covered by insurance policies as far as possible. The Group has concluded, inter alia, liability and property insurance policies customary in the industry, as well as policies for its flight and maritime operations. The extent of the insurance cover is regularly reviewed and adjusted where necessary.

Risks related to the future development

Economic and industry risks

The TUI Group's activities in the tourism and shipping divisions are exposed to macroeconomic and industry-specific risks. A detailed assessment of the overall economic development in the near future is provided under 'Report of expected developments'. Specific risks may arise in both divisions from the development of commodity prices, in particular oil products, as well as currency exchange and interest rates. These developments may, inter alia, result in situations in which economic growth in countries of relevance to the TUI Group's business may be weaker than expected. This may have an adverse effect on demand for services both in tourism and shipping and entail cost increases in the procurement of purchased materials and services or products necessary for operations.

Risks from acquisitions and divestments

The acquisition of CP Ships was an essential element of TUI's growth strategy in container shipping. The integration of CP Ships into Hapag-Lloyd AG is expected to create significant synergy effects intended to create a positive impact on the TUI Group's profitability and cash flow. Although the integration processes were carefully planned and prepared and the potential earnings effects were assessed on a conservative basis, there is nevertheless a risk of the synergy effects proving to be lower than expected.

The acquisitions effected in the course of the realignment of the TUI Group have given rise to goodwill. A negative economic trend causing a decline in expected future cash flows gives rise to impairments (for instance amortisation of goodwill) impacting consolidated earnings.

Risks from information technology

Business processes in tourism and shipping are based on comprehensive information technology systems to a large extent. In tourism, for instance, booking systems, yield management and all administrative areas are based on IT systems. Moreover, the internet is growing in importance, not only as a distribution channel but also as basic technology for the automation of business processes between business partners. IT systems are also used in the shipping division for the worldwide booking and implementation of transport services as well as capacity and yield management.

In order to guarantee the security and efficiency of business processes, IT systems are continually reviewed and further developed. This also applies to existing measures to ensure data safety aimed at controlling system access and limiting default risks. This is exemplified by the implementation of firewalls, virus scanners and the complete mirroring of all application-critical systems, websites and infrastructure components in two physically separate computer centres.

Business risks in tourism

In the tourism division, customers' consumer and thus booking behaviour is essentially affected by the general economic environment and social factors. Political events, natural disasters, epidemics or terrorist attacks may affect customers' decisions and impair the development of business in individual countries. Market risks increase with fiercer competition and the emergence of new market participants operating new business models, such as web-based distribution or low-cost airlines which may adversely impact sales, including agency distribution, by Group-owned companies.

A substantial business risk in tourism relates to the seasonal planning of flight and hotel capacity. In order to plan ahead, tour operators must forecast demand and anticipate trends in holiday types and destinations. TUI's business model is well suited to countering the ensuing occupancy risks:

- The Group's own airline and hotel capacity is considerably lower than the number of holidaymakers handled by its tour operators. This enables the Group to keep its product portfolio flexible by procuring third-party flight capacity and hotel beds and concluding corresponding contractual agreements.

- The Group's presence in all major European markets allows it to limit the impact of regional fluctuations in demand on capacity utilisation in the destinations.
- Additional opportunities are offered by multi-channel distribution and direct and modular marketing of capacity via new media such as the internet.

Business risks in shipping

The material risks concerning the development of business in container shipping arise from external factors. If world trade and investment cycles in the shipping sector show an adverse trend, this may result in shipping capacity overhangs and thus adversely affect marine freight rates. In the individual trade lanes, cyclical fluctuations in regional economic activity may influence imbalances in transport volumes. This risk typical of the industry is countered by means of an efficient capacity control system. Other essential factors contributing to limiting the business risks are:

- activity in the East-West routes, i.e. trade lanes with long-term attractiveness,
- expansion of operations in the North Atlantic and routes to and from the Americas by means of the acquisition of CP Ships,
- membership of the Grand Alliance, one of world's leading liner shipping consortium.

Financial risks

The TUI Group operates a central finance management that executes all essential transactions with the financial markets. TUI AG acts as the Group's internal bank: it organises intra-Group financial settlement, ensures the Group companies' liquidity and is in charge of the Group's financial risk management. The trading, settlement and controlling functions are segregated.

The individual financing categories, rules, competences and workflows as well as the limits for transactions and risk positions are defined by guidelines. As a matter of principle, all hedges entered into by the Group must be supported by underlying recognised or future business transactions. Compliance with the guidelines and limits is constantly monitored. Recognised standard software is used for monitoring, evaluating and reporting on the hedges.

Financial instruments

In the TUI Group, financial risks mainly arise from payment transactions in foreign currencies and from the need for fuel (aviation fuel and bunker oil) as well as financing through the money and capital markets. In order to limit risks arising on changes in exchange rates, market prices and interest rates for the underlying business transactions, TUI uses derivative financial instruments not traded on exchanges, primarily fixed-price transactions (e.g. forward transactions and swaps) and, to a lesser extent, options. These transactions are concluded at arm's length with first-rate companies operating in the financial sector. Currency translation risks from the consolidation of Group companies not reporting in euros are not hedged.

Detailed information about hedging strategies, risk management and the scope of financial transactions at the balance sheet date is provided in the section on 'Financial instruments' in the notes on the consolidated financial statements.

Liquidity management

In the course of the annual Group planning process, TUI prepares a multi-annual finance budget. In addition, TUI operates a monthly rolling liquidity plan covering a period of one year. The liquidity plan covers all centrally controlled financing categories of the Group.

Both money and capital market instruments as well as bilateral bank loans and syndicated credit facilities are used to meet the Group's financing requirements. At the balance sheet date, TUI AG had bilateral credit facilities of € 0.7 billion available, of which € 0.1 billion were drawn. In addition, the Company had a syndicated credit facility of € 1.75 billion. In the framework of the new programme to reduce tied-up capital and the completion of the implementation of the first few measures, TUI reduced its syndicated credit facility to € 1.0 billion in January 2007. The maturity of this credit facility is two years for the amount of € 1.0 billion and one further year for an amount of € 0.8 billion. In addition, the Group has an extension option for one further year. At the balance sheet date, this syndicated credit facility was not used. Due to the bilateral credit facilities and syndicated credit facility, TUI always has a sufficient liquidity reserve.

In order to meet its long-term financing requirements, TUI had taken up a total of € 2.71 billion in the capital market as at the balance sheet date, comprising a total of six bonds with different structures and maturities. Future repayment or refinancing risks were limited by means of an optimisation of the maturities and volumes of these bonds.

In order to meet the regulatory requirements (in particular by the Civil Aviation Authority) placed on TUI Northern Europe as a provider of services in tourism in the UK, Ireland and Scandinavia, TUI Northern Europe Limited has concluded a syndicated bank facility (bonding facility in the form of credits by way of bank guarantees) of 0.3 billion GBP. The bonding facility will mature on 31 March 2009 for a volume of 0.3 billion GBP with the possibility of an extension for one further year upon the exercise of the extension option in February 2007 for a volume reduced to 0.2 billion GBP.

The syndicated credit facility, the syndicated bonding facility and the financial liabilities taken up via the capital market comprise a number of obligations: Concerning e.g. the syndicated credit facility and the syndicated bonding facility, the obligations comprise the duty to comply with financial covenants covering (a) compliance with a fixed-charge cover ratio, i.e. the relative charge on the Group from the interest result and the lease and rental expenditure; and (b) compliance with a leverage ratio, e.g. the relative charge on the Group from financial liabilities and off-balance sheet debt (fair value of financial liabilities from operating lease, rental and charter agreements). The covenants also restrict TUI's scope for encumbering or selling assets, acquiring other companies or shareholdings and

effecting mergers. The capital market instruments as well as the syndicated credit facility and bonding facility comprise additional contractual clauses typical of financing instruments of this type. Non-compliance with these obligations awards the lender the right to call in the facilities or terminate the capital market instruments. TUI's business transactions and the expected business trend are continually checked for compliance with contractual provisions.

More detailed information on financing and financial debt is provided under 'Financial position' in the management report and 'Liabilities' in the notes on the consolidated financial statements.

Risks from pension obligations
Pension funds have been set up to fund pension obligations, in particular in the UK. These funds are managed by independent fund managers who invest part of the fund assets in securities. The performance of these funds may thus be unfavourably affected by the development on financial markets and may have an adverse effect on earnings.

The TUI Group's fully or partly funded pension obligations totalled € 1.93 billion, while the fair value of external pension plan assets amounted to € 1.40 billion. At the balance sheet date, the funded pension obligations thus exceeded pension plan assets by € 0.53 billion. Combined with the fair value of pension obligations not covered by funds of € 0.54 billion, this results in a net fair value of pension obligations of € 1.07 billion, fully covered by pension provisions. More detailed information about the development of pension obligations is provided under the item 'Provisions for pensions and similar obligations' in the notes on the consolidated financial statements.

Other financial liabilities
At the balance sheet date, the TUI Group had other financial liabilities of € 6.1 billion (previous year: € 4.2 billion). These liabilities mainly related to order commitments for investments and tourism services. Around 28% of the total amount had a remaining term of up to one year.

At the balance sheet date, financial liabilities from operating lease, rental and charter agreements amounted to € 4.5 billion (previous year: € 4.4 billion). At € 2.2 billion, ships and container accounted for the largest proportion of financial liabilities from operating lease, rental and charter agreements, with € 0.9 billion relating to aircraft, € 0.4 billion to hotels and € 1.0 billion to other buildings and Other. Around 27% of the total amount had a maturity of up to one year.

Detailed information on other financial liabilites is provided in the corresponding section in the notes on the consolidated financial statements.

Environmental risks
The present companies of the TUI Group as well as companies already divested are or were involved in the utilisation, processing, extraction, storage or transport of materials classified as damaging to the environment or human health. TUI takes preventive measures to counter envi-

ronmental risks arising from current business transactions and has taken out insurance policies for certain environmental risks. Where environmental risks have not passed to the buyers in divestment transactions, TUI has formed appropriate provisions in the balance sheet in order to cover potential claims.

Contingent liabilities and litigation

Contingent liabilities are potential liabilities not recognised in the balance sheet. At the balance sheet date, they amounted to € 214 million (previous year: € 306 million) and mainly related to warranties and guarantees to settle ongoing transactions from former plant engineering and shipbuilding activities. Due to the reduction in warranties and guarantees, this amount continued to decline steadily in the 2007 financial year.

Neither TUI AG nor any of its subsidiaries are involved in pending or foreseeable court or arbitration proceedings which might have a significant impact on the Group's economic position. This also applies to actions claiming warranty, repayment or any other compensation brought forward in connection with the divestment of subsidiaries implemented over the last few years. As in previous years, the respective Group companies formed appropriate provisions to cover potential financial charges from court or arbitration proceedings.

Information about contingent liabilities and litigation is also provided in the corresponding sections in the notes on the consolidated financial statements.

Remuneration Report

Upon the suggestion of the Presiding Committee, the Supervisory Board regularly discusses and reviews the structure of the remuneration system for the Executive Board. The remuneration of the Executive Board members is fixed by the Presiding Committee, which orients its decision to the size and global operations of the Company, its economic situation and the level and structure of the remuneration of Executive Board members in comparable companies. Other criteria taken into consideration are the responsibilities held and contribution made by each individual Board member.

Remuneration of the Executive Board
The remuneration of TUI AG's Executive Board members comprises both fixed and variable components. The variable components are a management bonus and a bonus with a long-term incentive effect (long-term incentive programme). The level of the bonus depends on the Group profit for the year and on earnings by the divisions in the completed financial year (in the previous year on the payment of the dividend) and personal assessment factors. The compensation is calculated on the basis of the respective earnings before interest, taxes and amortisation of goodwill (EBITA). In addition, Executive Board members were entitled to a company car with chauffeur as well as special travel discount rates.

In the framework of the long-term incentive programme, the Board members were granted a bonus for the 2006 financial year, translated into phantom shares in TUI AG on the basis of an average stock price. The calculation for granting phantom shares was based on Group earnings before taxes and amortisation of goodwill (EBTA). The translation into phantom shares is based on the average stock price of TUI shares at the 20 trading days following the Supervisory Board meeting at which the annual financial statements is approved. Thus, the number of phantom shares granted in a financial year is not determined until the subsequent year. Following a lock-up period of two years, the individual Executive Board members are free to exercise their right to cash payment from this bonus within previously determined periods of time. By resigning from the Executive Board the blocking period is not applicable. The level of the cash payment is based on TUI AG's average stock price over a period of 20 trading days after the exercise date. There are no absolute or relative return or share price targets. A cap is provided for exceptional unforeseen developments.

Development of the number of phantom shares

	Number
Balance as at 31 December 2005	**430,151**
Phantom stocks granted for the 2005 financial year	123,036
Phantom stocks exercised	- 75,525[1]
Increase/decrease of phantom stocks	+ 25,849
Balance as at 31 December 2006	**503,511**

[1] at Mr Ebel's resignation

As in 2005, former Executive Board members held no phantom shares as at 31 December 2006.

Provisions of € 8,481 thousand (previous year: € 9,421 thousand) were formed for the entitlements from the long-term incentive programmes including the issue of phantom shares for the 2006 financial year.

In the 2006 financial year, the Executive Board members recorded a loss of € 1,107.1 thousand (previous year: € - 250.6 thousand) from the measurement of the phantom shares.

Changes in the value of the phantom stock portfolio of the Executive Board members

€ '000	2006	2005
Dr. Michael Frenzel (Chairman)	- 344.2	- 20.3
Michael Behrendt	–	–
Sebastian Ebel[1]	- 142.3	- 54.0
Dr. Peter Engelen	- 190.2	- 70.3
Rainer Feuerhake	- 376.1	- 106.0
Christoph R. Mueller	–	–
Peter Rothwell	- 54.3	–
Total	**- 1,107.1**	**- 250.6**

[1] until his resignation

Remuneration of individual Executive Board members

€ '000	Non-performance-related compensation	Performance related compensation	Long-term incentive programme	Compensation for Group Supervisory Board membership	Total 2006	Total 2005
Dr. Michael Frenzel (Chairman)	1,104.8	634.0	5.0	252.8	1,996.6	3,479.9
Michael Behrendt (since 10 May 2006)	331.4	269.4	2.0	52.5	655.3	–
Sebastian Ebel (until 31 Aug 2006)	317.3	–	–	32.8	350.1	1,592.8
Dr. Peter Engelen	469.1	380.4	3.0	73.1	925.7	1,591.5
Rainer Feuerhake	652.0	507.2	4.0	208.8	1,372.0	2,466.1
Christoph R. Mueller (since 1 Sept 2006)	152.8	126.8	1.0	3.3	283.9	–
Peter Rothwell (since 10 May 2006)	548.0	1,208.9	2.0	25.6	1,784.4	–
Total	**3,575.4**	**3,126.7**	**17.0**	**648.9**	**7,368.0**	**9,130.3**
Previous year	2,688.3	4,054.3	2,005.5	382.2	9,130.3	

As in the 2006 financial year, no advances or loans were granted to the Executive Board members.

Compensation in the event of a termination of employment

a) Pension entitlements

Pension payments were made to former Executive Board members who had either reached the legal retirement age or were permanently incapa-

citated. The pension was calculated on the basis of a pensionable pay oriented to the fixed compensation of an Executive Board member. The pension level was determined as a percentage of pensionable pay. This percentage was 50% for the first employment contract period. Depending on the number of employment contract periods or due to individual arrangements, this percentage may rise up to 80%. A special provision applies to one foreign Executive Board member, whose pension accounts for two thirds of pensionable pay. Pension entitlements are vested rights after the expiration of the first period of office.

Under certain circumstances, widows of Executive Board members obtain a widow's pension of 60% of the pension for their lifetime or until remarriage. Children of Executive Board members obtain an orphan's pension of 20% of the pension if they have lost one parent and 25% of the pension if they have lost both parents at maximum until they reach the age of 27.

Pension entitlements/transfers to pension provisions or funds

€ '000	Annual pension	Transfers to pension provisions or funds
Dr. Michael Frenzel (Chairman)	720.0	678.9
Michael Behrendt	320.0	671.3
Sebastian Ebel[1]	200.0	–
Dr. Peter Engelen	240.0	178.3
Rainer Feuerhake	424.0	346.2
Christoph R. Mueller	200.0	83.3
Peter Rothwell	444.0	29.6

[1] Employment terminated on 31 August 2006.

b) Transitional compensation

Executive Board members retiring upon the expiry of their term of office either for lack of reappointment or renewal of their term of office or because the Company terminates their contract of employment are entitled to transitional compensation until the date at which the pension payments fall due. For contracts of employment effective before 1 September 2006, the transitional compensation corresponds to the pension entitlement. For contracts effective after 1 September 2006, the transitional compensation accounts for 50% of the pension entitlement. Any income received by the beneficiary from self-employment or employment, from pension or transitional payments by other companies or insurance benefits is deducted from the transitional compensation entitlement. The special provision applicable to a foreign Executive Board member does not include an entitlement to transitional compensation payments.

c) Change of control

In the event of a change of control – i.e. if one or several shareholders acquire the majority of voting rights in TUI AG – every Executive Board member is entitled to settlement of the financial claims for the remaining term of the contract of employment as a Board member if the member loses his office due to a change of control or exercises the right, specifically accorded for this case, to withdraw from office and give notice to quit his contract of employment as Board member. The performance-related compensation and the allotment of phantom shares for the remaining term of the contract of employment is based on the average remuneration received over the last three financial years. The same principle applies to the compensation for Supervisory Board memberships received from Group companies to date.

The employment contracts for Executive Board members do not comprise an explicit compensation provision for the event of a premature termination of the employment relationship. However, a compensation may be paid under an individual termination agreement.

At the balance sheet date, pension commitments for active Board members amounted to € 20,663 thousand (previous year: € 18,675 thousand). Pension commitments for former members of the Executive Board or their surviving dependants totalled € 47,811 thousand (previous year: € 46,671 thousand) at the balance sheet date.

The pension commitments for German beneficiaries were funded via pledged reinsurance policies. Since the reinsurance policies fully covered the commitments for the pension obligations for former and active Board members, they were deducted from pension commitments as an asset. The pension commitment for one former Board member was covered by a fund. Transfers to pension provisions for active Board members totalled € 1,988 thousand (previous year: € 6,020 thousand) in 2006.

Total compensation for former Executive Board members and their surviving dependants amounted to € 5,652 thousand including one-off termination payments of € 2,000 thousand paid to a retired Board member (previous year: € 3,679 thousand) in the 2006 financial year. In addition, provisions of € 3,250 thousand (previous year: € 0 thousand) were formed for the settlement of non-competition clauses and potential transitional payment entitlements.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members comprises a fixed and variable components. These are calculated on the basis of section 18 of TUI AG's articles of association, permanently accessible to the public on the internet. Accordingly, the members of the Supervisory Board receive a fixed compensation of € 40,000, payable upon the end of the financial year, besides the reimbursement of their expenses. The Chairman receives three times this amount, while his Deputy and other members of the Presiding Committee receive one and a half time this amount. Membership and the chairmanship in committees are separately compensated.

In addition, the Supervisory Board members receive a compensation oriented to the Company's short-term success of € 100 per € 0.01 of the earnings per share carried for the completed financial year. Since no earnings per share were generated in the 2006 financial year, no short-term variable compensation was paid for the completed financial year.

In addition, the Supervisory Board members obtain a compensation related to the Company's long-term performance. The long-term variable component comprises a basic amount of € 20,000 per year. This basic amount is paid upon completion of the third year following the entitlement and increases or decreases in line with the percentage change in earnings per share within this period.

Remuneration of the Supervisory Board

€ '000	2006	2005
Fixed compensation	973.5	116.5
Short-term variable compensation	–	1,658.3
Long-term variable compensation	486.4	–
Compensation for committee membership	160.0	133.7
Compensation for TUI AG Supervisory Board membership	1,619.9	1,908.5
Compensation for Group Supervisory Board memberships	319.3	200.7
Total	**1,939.2**	**2,109.2**

Moreover, travel expenses and other expenses totalling € 74 thousand (previous year: € 64 thousand) were reimbursed. Accordingly, total compensation for the Supervisory Board members amounted to € 2,013 thousand (previous year: € 2,173 thousand).

Apart from the work performed by the employee representatives in the framework of their employment contracts, the members of the Supervisory Board did not provide any personal services such as e.g. consultation or agency services for TUI AG and its subsidiaries in the 2006 financial year.

Remuneration of individual Supervisory Board members for 2006

€ '000	Fixed compensation	Variable short-term compensation	Variable long-term compensation	Compensation for committee membership	Compensation for Group Supervisory memberships	Total
Dr. Jürgen Krumnow (Chairman)	120.0	–	60.0	20.0	109.6	309.6
Jan Kahmann (Deputy Chairman)	60.0	–	30.0	–	–	90.0
Andreas Barczewski (since 10 May 2006)	25.7	–	12.8	–	–	38.5
Jean-Claude Baumgarten (since 10 May 2006)	25.7	–	12.8	–	–	38.5
Jella Susanne Benner-Heinacher	40.0	–	20.0	–	–	60.0
Sepp Dieter Heckmann (since 10 May 2006)	25.7	–	12.8	–	–	38.5
Uwe Klein	60.0	–	30.0	20.0	76.5	186.5
Fritz Kollorz (until 10 May 2006)	14.4	–	7.2	–	–	21.6
Christian Kuhn	40.0	–	20.0	–	16.0	76.0
Dr. Dietmar Kuhnt	40.0	–	20.0	60.0	93.2	213.2
Dr. Klaus Liesen (until 10 May 2006)	21.7	–	10.8	–	–	32.5
Alfred Linzmeier (since 10 May 2006 until 5 Oct 2006)	16.2	–	8.1	–	1.3	25.6
Roberto López Abad	40.0	–	20.0	–	–	60.0
Dieter Lübkemann (since 2 Nov 2006)	6.6	–	3.3	–	–	9.9
Dr. h.c. Abel Matutes Juan	40.0	–	20.0	–	–	60.0
Petra Oechtering	52.8	–	26.4	–	–	79.2
Carmen Riu Güell	60.0	–	30.0	–	–	90.0
Hans-Dieter Rüster (until 10 May 2006)	14.4	–	7.2	–	–	21.6
Marina Schmidt (until 30 March 2006)	10.0	–	5.0	–	–	15.0
Dr. Manfred Schneider	40.0	–	20.0	12.8	–	72.8
Roland Schneider (since 10 May 2006)	25.7	–	12.8	–	–	38.5
Dr.-Ing. Ekkehard D. Schulz (until 10 May 2006)	14.4	–	7.2	7.2	–	28.8
Hartmut Schulz (until 10 May 2006)	21.7	–	10.8	–	–	32.5
Ilona Schulz-Müller	40.0	–	20.0	20.0	–	80.0
Olaf Seifert	40.0	–	20.0	20.0	–	80.0
Henry Sieb (since 10 May 2006)	25.7	–	12.8	–	22.7	61.2
Dr. Franz Vranitzky	52.8	–	26.4	–	–	79.2
Total	**973.5**	**–**	**486.4**	**160.0**	**319.3**	**1,939.2**

Research and Development Innovation in tourism and shipping.

One of the key entrepreneurial tasks of the TUI Group is the continuous development of the services offered to our customers. Innovative, marketable products and services that set trends and secure the TUI Group's competitiveness therefore form the basis for sustained growth.

Innovation-driven activities in tourism and shipping, our two core businesses, related to product and service portfolios, new media and information management. The associated expenses were primarily incurred in marketing.

Some of the key factors required in order to be successful in the market in both core businesses are the forward-looking development of attractive products and services as well as the expansion of strong brands. In addition, the operating processes are constantly optimised and networked by use of modern IT technology both in tourism and shipping in order to enhance their efficiency.

Innovation in tourism

TUI innovation campaign

Under the motto „Let your idea win", TUI AG initiated an innovation campaign across all business sectors in tourism in 2006. Almost 3,500 innovation suggestions concerning categories such as „new business fields" or „processes & efficiency" were submitted for the entire division. The best ideas were selected, and business plans were developed for these suggestions. In cooperation with the local managers, TUI AG's Executive Board then decided on how to implement the best suggestions.

Central Europe

In Central Europe, the brochure world for the 2007 summer season was divided into three segments. Separate brochures were thus offered for TUI Schöne Ferien (classic seaside holidays), TUI Weltentdecker (city breaks and circular trips) and TUI Premium. This measure helped to further enhance communication with specific target groups.

Northern Europe

In the Northern Europe sector, the successful booking website was further developed. Customers are now able to directly watch more than 2,000 videos showing destinations and accommodation and download satellite pictures of the destination and the relevant sights on the website.

Western Europe

In the Western Europe sector, the new reservation system Contour was launched for the third-party travel agencies in September. This platform now offers a more cost-efficient and technically more reliable system to operate a last-minute search engine and offer dynamic packaging functions, i.e. enabling customers to individually combine holiday modules. It is planned – as the next step – to initiate the system also for the own retail.

Flight operations

In flight operations, TUI Airline Management created a platform for marketing and retail issues in 2006 in order to contribute to the harmonisation of distribution systems and platforms and establishment of a joint distribution strategy and structure for all TUI airlines. In addition, the definition of standard processes for cockpit behaviour in individual types of aircraft was started. This will make it easier in future for the airlines to exchange aircraft and to train cockpit crews.

Destinations

The agency portal developed in cooperation with the incoming agencies was further expanded. The offerings placed on the portal such as island trips or guided museum tours may be incorporated into the websites of individual Group companies as microsites.

Web domains

A major competitive factor are the TUI Group's brands, internationally protected through protective rights, even in growth markets such as India or China. With the strong growth in web-based distribution, the number of web-sites registered for TUI has risen accordingly. Overall, the Group holds several thousand domains. A large number of similar URLs is linked with main URLs such as tui.com or thomson.co.uk.

Innovation in shipping

Electronic data interchange

As before, development activities within Hapag-Lloyd focused in particular on information technology in 2006. The main focus was on the further expansion of our e-business. Activities centred to a large extent of the further development of electronic data interchange (EDI). The EDI system automates direct data interchange between a customer's internal IT system and Hapag-Lloyd's system. This offers substantial potential for efficiency enhancements on both sides.

Communication systems

In the 2006 financial year, major communication modules were improved and expanded. A web-based conferencing system – eMeeting – was used in order to implement project meetings, presentations or training sessions via the web in a time- and cost-saving way. In order to facilitate safe, flexible and fast exchanges of information, both within the Hapag-Lloyd Group and between Hapag-Lloyd and external partners and customers, the intranet was complemented by teamsites. This enables global teams to share and manage documents, tasks, dates and deadlines.

Customer relationships

With the new analysis tool 'Web Focus', Hapag-Lloyd offers final users the possibility of rapidly preparing, analysing and distributing data concerning specific issues such as Hapag Lloyd customers' sales and marketing activities for large user groups.

Human Resources Changes in headcount and personnel structure due to divestments and integration of CP Ships.

In the 2006 financial year, the TUI Group's headcount declined to 53,930. This decrease was primarily attributable to the divestments made and restructurings in course of the integration of CP Ships.

Changes in headcount and personnel structure

At the balance sheet date, the TUI Group's worldwide headcount totalled 53,930 employees, down 14.3% year-on-year. The structure of the Group's personnel changed due to the divestments made. The tourism division continued to employ the largest proportion of personnel at 82.3%, up from 80.2% in 2005. The shipping division accounted for 15.9% of employees, compared with 14.4% in the previous year. The proportion of employees working for central operations changed substantially due to the divestment of Wolf GmbH, dropping from 3.5% in 2005 to now only 1.8% of the overall headcount.

Personnel by divisions

	31 Dec 2006	31 Dec 2005	Var. %
Tourism	44,409	50,498	- 12.1
Central Europe	9,411	9,691	- 2.9
Northern Europe	14,711	16,254	- 9.5
Western Europe	6,504	6,904	- 5.8
Destinations	13,783	12,866	+ 7.1
Other tourism	–	4,783	–
Shipping	8,571	9,077	-5.6
Central operations	950	2,183	- 56.5
Continuing operations	**53,930**	**61,758**	**- 12.7**
Trading	–	1,189	–
Special logistics	–	–	–
Discontinuing operations	–	**1,189**	–
Total	**53,930**	**62,947**	**- 14.3**

Tourism

In the tourism division, the number of employees totalled 44,409 at the end of the financial year, down 12.1% year-on-year. The individual sectors showed varying headcount trends. The Central Europe sector recorded a 2.9% decline in employees to 9,411, in particular due to a decrease in employment in airlines. The Northern Europe sector reported a 9.5% decline to 14,711, since some of the restructuring measures initiated in 2005 only became fully effective in 2006. In the Western Europe sector, the headcount dropped by 5.8% to 6,504. This decline was mainly attributable to the divestment of the specialist tour operator and incoming businesses in the Netherlands and the closure of travel agencies in France. On the other hand, the Belgian airline increased its headcount due to capacity expansion. The destinations sector reported a 7.1% increase in headcount to 13,783.

Shipping

In the shipping division, the headcount declined by 5.6% year-on-year to 8,571 due to the integration of CP Ships, which was completed in the course of 2006.

Central operations

The central operations sector recorded a decline in headcount by 56.5% to 950 due to the divestment of Wolf GmbH (thereof Corporate Centre 465).

Seasonal trends

The development of headcount in the course of the year is strongly characterised by the seasonal fluctuations in employment in tourism, in particular in the hotel companies and incoming agencies. The temporary employment of seasonal staff resulted in an average headcount of 20,802 in the destinations sector in the summer months from June to August, compared with 13,783 employees at year-end. In the tourism division as a whole, the average number of employees in the 2006 financial year totalled 49,499, dropping by 11.9% to 44,409 at year-end.

International headcount

At 86%, Group employment continued to focus on Europe. 21% of Group employees worked in Germany, 24% in the UK, 13% in France and the Benelux countries, 14% in Spain and 3% in the Nordic countries. Group companies outside Europe accounted for 14% of the overall workforce, with most of these employees working for Hapag-Lloyd in America and Asia.

Personnel by regions

	31 Dec 2006	31 Dec 2005	Var. %
Germany	11,112	15,750	- 29.4
UK/Ireland	12,975	15,165	- 14.4
Nordic countries	1,599	1,623	- 1.5
France/Benelux countries	7,202	8,552	- 15.8
Spain	7,656	7,369	+ 3.9
Other Europe	5,729	4,843	+ 18.3
America	4,149	5,737	- 27.7
Rest of world	3,508	3,908	- 10.2
Total	**53,930**	**62,947**	**- 14.3**

Personnel costs

Personnel costs rose by 5.7% to € 2,435 million, due to the consolidation of CP Ships for the entire year and due to restructuring expenses in the tourism and shipping division. Explanatory information on the development of the individual items is provided in the notes on the consolidated financial statements.

Personnel costs

€ million	2006	2005	Var. %
Wages and salaries	1,968	1,842	+ 6.8
Social security contributions	467	462	+ 1.1
Total	**2,435**	**2,304**	**+ 5.7**

Environmental Protection Group environmental performance indicators. Continuous improvement in environmental quality by means of certification. Partnership and cooperation.

Nature conservation and an intact environment, climate protection and the protection of seas and oceans are key prerequisites for sustainable activities in the tourism and shipping divisions. TUI's sustainable environmental management therefore is integral part of the Group's management quality concerning ecological governance, compliance and risk prevention.

Group environmental performance indicators

Environmental monitoring

Due to the differentiated consideration of international reporting standards such as the G3 Guidelines of the Global Reporting Initiative (GRI) the transparency of the environmental performance across the entire Group could be enhanced in the 2006 financial year. In 2006, environmental indicators concerning energy efficiency and climate-related emissions were determined in particular for the Group's airlines and hotels as well as its shipping division. These indicators facilitated a relevant determination of its environmental impact. This improved transparency was reflected by TUI AG's admission to the Dow Jones Sustainability Index (DJSI) World.

Energy consumption

The highest part of the energy consumption by the Group primarily relates to the use of fossil fuels in airline and shipping operations. Due to the integration of CP Ships the energy consumption is not comparable year-on-year. Total energy consumption amounted to 232,426 Tera Joule (TJ). Fuel consumption by the airlines rose 3.4% due to the expansion of the fleet. TUI's airlines recorded a specific fuel consumption of 3.08 litres of aircraft fuel per 100 passenger kilometres in 2006 and were thus among the most efficient airlines. The increase in specific energy consumption per TEU and nautical mile in the container shipping to 2.41 Mega Joule per TEU and per nautical mile was caused by the increase in the number of smaller container ships. A decrease of about 12% to 3,65 mega joule per passenger and 100 nautical miles could be achieved in case of the cruise ships.

Carbon dioxide emissions

One of the key environmental indicators for the TUI Group is the emission of carbon dioxide (CO_2) caused by the airlines and shipping operations. In the 2006 financial year the overall emission of CO_2 stood at 15.99 million tons. At 7.9 kilogram, the emission of CO_2 per 100 passenger kilometre was slightly – about 2% – higher year-on-year for all airlines. The emission of CO_2 of the container ship fleet stood at 174.16 g per TEU and nautical mile in the 2006 financial year. In the cruise sector a reduction of the specific emission of about 12% to around 283 g CO_2 per passenger and 100 nautical miles was achieved.

Hotels newly certified according to ISO 14001:
Magic Life: *Club Africana Imperial (Tunisia)*
Iberotel: *Gran Sharm, Makadi Beach, Makadi Oasis, Makadi Saraya, Palace and Lamayo (Egypt)*
Sol y Mar: *Makadi Sun, Makadi Star & Spa, Belvedere and Solaya (Egypt)*
Grupotels: *Valparaiso Palace, Parc Natural, Gran Vista, Los Principes, Macarella, Aguait, Picafort Beach, Amapola and Grupotel Club Turquesa Mar (Spain/Balearic Islands)*
Nordotel: *Cinco Plazas, Jardin del Sol, Orquidea and Révoli (Spain/Canaries)*

Complete list:
www.tui-umwelt.com

Continuous quality improvement by means of certification

In order to achieve a continuous improvement in the quality of products under environmental aspects, the environmental management systems of the individual Group companies were continually adjusted to the requirements of international environmental standards. A permanent focus of systematic environmental improvements is directed towards the hotel companies. In 2006, 23 hotels were newly certified under ISO 14001. At year-end, the environmental management systems of a total of eleven Robinson Clubs, two Magic Life Clubs, seven Iberotels, four Nordotels, nine Grupotels, one Dorfhotel and four hotels of the Sol y Mar Group were thus certified according to ISO 14001.

Strategic partnership and cooperation schemes

In tourism, the companies supported ecological sustainability by means of their involvement in numerous bodies both in the source markets and destinations and participation in a multi-stakeholder dialogue. In shipping, the environmental protection activities for marine transports and cruises were systematically continued in international partnership schemes.

In the framework of the Sustainability Leadership Forum, initiated by B.A.U.M. (German Environmental Management Association) and the Centre for Sustainability Management at Lüneburg University, the Group continued its active cooperation with renowned pioneers in sustainable corporate development in 2006. The aim of the Forum is to secure and expand the leading position of the participating companies in this area.

In 2006, active partnership with EUROPARC Federation, the umbrella organisation of Europe's protected areas, focused on the structural, systematic implementation of the newly formulated Charter Principles. Through its active membership in the EUROPARC European Charter Evaluation Committee, TUI was directly involved in the development of cooperative nature protection measures. TUI therefore primarily supported the specific evaluation and verification processes used by independent technical experts in assessing applications for European nature reserves as 'Charter Parks'.

As before, TUI's environmental activities focused in particular on activities in the framework of TUI's biodiversity strategy in the 2006 financial year. At the eighth Conference of the Parties (COP 8) of the Convention on Preservation of Biological Diversity in Curitiba/Brazil, TUI presented a comprehensive global case study under the title 'Wildlife Watching and Tourism' in cooperation with the Secretariat of the Convention on Migratory Species (Bonn Convention).

Hapag-Lloyd was involved in the Clean Cargo Group to promote more sustainability in international transportation. In order to support protection of the oceans, in particular the Arctic and Antarctic seas, Hapag-Lloyd Kreuzfahrten cooperated with several international organisations, e.g. in the framework of the WWF Arctic Programme.

Report on Expected Developments Action programme in tourism is being implemented. Shipping benefits through synergies.

Economic environment

Macroeconomic situation

General development

Overall, the global economic growth observed in 2006 will continue in 2007 and 2008. However, economists expect the growth momentum to slow down slightly. The International Monetary Fund (IMF) expects global gross domestic product to account for 4.9% in 2007, a decline of 0.2 percentage points on 2006 (IMF, September 2006). High average crude oil prices and potentially increasing inflation trends in the industrialised countries as well as an associated increase in interest rate levels will remain some of the key risks for the development of the world economy. Although global economic growth will reduce slightly, the forthcoming periods are expected to show robust growth compared with the growth trend of the past few years.

Development of the regions

According to the experts' assessments, a differentiated picture emerges for the individual economic regions. Economic activity in the industrialised countries is expected to slow slightly in 2007. In the US, growth is expected to slow down in 2007, in particular due to the weakening of the residential property market and the associated burden on the formation of wealth and the propensity to consume shown by private households. A slight recovery trend is expected for 2008. For the eurozone, economic growth is expected to continue, although economic momentum will weaken slightly. A temporary slowdown in economic activity is expected for Germany, in particular, due to a decline in the propensity to consume in the wake of the restrictive fiscal policy. According to recent studies, however, the downturn is expected to be less marked and gross domestic product is expected to increase in 2007, which means that GDP will fall only slightly short of the previous year's level. This trend is expected to show only a minor dip in 2008. Strong growth is expected to continue in the Asian countries. Due to a persistently expansive investment policy, China is expected to retain high growth rates in the forthcoming periods. However, the other emerging economies in eastern Asia and India are also expected to continue the dynamic trend shown by their economies.

Expected development of gross domestic product

Variation in %	2006	2007
World	5.1	4.9
Eurozone	2.4	2.0
Germany	2.0	1.3
UK	2.7	2.7
France	2.4	2.3
US	3.4	2.9
Japan	2.7	2.1
China	10.0	10.0
India	8.3	7.3
Emerging eastern Asian economies	5.0	5.6

Source: International Monetary Fund, World Economic Outlook, September 2006

Market trend in the divisions

Tourism

The World Tourism Organization (UNWTO) forecasts growth of around 5% for the worldwide travel market for 2006. The market for holiday tours again grew more strongly than the business travel market. This trend was boosted by the increasing availability of low-cost products in the flight sector and a significant increase in the growth-driven modular market. The future development of the travel market will be influenced by a variety of factors, including economic growth and consumer sentiment, the development of crude oil prices and political stability in the destinations. Taking account of the different demand trends in the European source markets, TUI expects the European tourism market to grow by around 3% in 2007. The source market-specific package tour market will show a stable trend, while modular tours are expected to grow by up to 5%.

Shipping

The International Monetary Fund expects world trade to grow by around 8% in 2007, falling slightly short of the forecast growth level of 9% for 2006. The ongoing strong growth of world trade thus continues to provide a sound basis for dynamic growth in the shipping division. The increase in worldwide trade will benefit container shipping disproportionately since the containerisation of cargo transports is expected to continue to grow. Against this background, Global Insight expects an increase in international container transports of almost 9% to around 109 million standard containers (TEU) in 2007. This trend is not expected to weaken in 2008.

Development of results of operations

Tourism

Business trend

In the 2006 financial year, the Group recorded an increase in travel bookings, with the classical package tour market showing a stable trend. The consistent expansion of the growth segment of modular tours, in the framework of the launch of the airline and distribution platform TUIfly.com, is expected to generate a substantial increase in customers in the 2007 financial year, in particular for the German market. Due to the difficult market environment, the Northern and Western Europe sectors are expected to grow in line with the overall market. Growth drivers, in particular in the high-volume markets, will be modular bookings of tour operator products and direct bookings with the providers in the flight and hotel sector.

Turnover

The ongoing enlargement of the range of innovative products in the package tour market and the expansion of the modular tour segment are expected to generate volume growth, which in turn will create turnover growth in the tourism division. Based on turnover of around € 14 billion in the 2006 financial year, turnover growth to up to € 15 billion is targeted for the 2007 financial year. Here, too, the Central Europe sector is expected to grow above average, while the Northern Europe sector in particular will grow less strongly, in line with its volume growth.

Earnings

The earnings trend (adjusted earnings before interest, taxes and amortisation of goodwill, adjusted EBITA) for 2007 differs between the individual sectors of the tourism division. Earnings in the Central Europe sector are expected to benefit from the strong expansion of the new business segments and thus match the good 2006 level. The Northern Europe sector will see, in a changed competitive environment, a stabilization of earnings due to the restructuring measures launched in the UK and Ireland in the previous year. In the Nordic countries, the positive earnings trend is expected to continue. The Western Europe sector anticipates a positive overall profit contribution. Its earnings will only slightly be impacted by the difficult market environment in France. In the destinations sector, earnings are expected to rise, primarily due to the profitable growth in the hotel portfolio.

Earnings target for 2008

The strategic initiatives launched in the framework of the structural market changes in tourism aim to achieve a sustainable increase in earnings by the tourism division. The action programme comprises five key initiatives:

- **Flight operations:** Medium-term pooling of the TUI Group's European flight operations under the new brand and distribution platform TUIfly.com.
- **Distribution:** Expansion of web-based sales of tours and development of the TUIfly.com airline brand into an international travel platform
- **Cruise:** Entry into the growth-driven high-volume premium business of the German cruise market
- **Hotel companies:** Profitable growth through ongoing selective expansion of the Group's hotel portfolio
- **Cost structures:** Sustainable improvement in cost structures by means of a reduction in the cost of materials and personnel costs in tourism of € 250 million

Taking account of a margin risk due to the intensification of competition and the increase in crude oil prices – in particular the development of aircraft fuel prices – TUI has established an earnings target range of € 450 to 550 million for 2008.

Shipping

Business trend

Against the background of the global economic scenario, TUI expects its container shipping operations to generate growth of 8% to 9% in transport volumes for 2007 an 2008, in line with the market trend. Due to the worldwide ship capacity to be commissioned in the near future, supply and demand are not expected to balance out in all trade lanes in 2007 and 2008. Freight rates are therefore also expected to show regional

variations. Overall, TUI expects freight rates to stabilise in the second half of 2007 and pick up increasingly in 2008 in its shipping division.

Turnover

Against the background of the expected development of transport volumes and the stabilisation of average freight rates, the shipping division will achieve an increase in turnover. Based on turnover in the 2006 financial year of € 6.3 billion, an increase to just under € 7 billion will be possible in the 2007 financial year.

Earnings

Following the difficult year 2006 for worldwide container shipping operations, TUI expects to be able to generate a significantly positive earnings contribution (adjusted earnings before interest, taxes and amortisation of goodwill, adjusted EBITA by divisions) in the shipping division. The development of earnings – before special effects from the integration of CP Ships in 2006 – was primarily driven by the realisation of synergies from the completion of the operating integration process. Most of these synergies related to cost synergies, so that a significantly positive profit contribution is expected even if the weak market conditions of 2006 should continue.

Earnings target for 2008

By leveraging in 2008 the full synergy potential of € 220 million from the integration of CP Ships and through achieving the expected volume growth and the recovery of freight rates levels, TUI has an earnings target range of € 400 to 500 million for the year 2008.

TUI Group

Based on the expected increase in turnover in tourism and shipping consolidated turnover will rise from € 20 billion, the turnover generated in 2005, to just under € 22 billion.

TUI AG

Against the background of the forecast development of business and earnings of the TUI Group, TUI AG, the Group's holding company, is expected to receive sufficient inflows of earnings from its investments and from divestments already agreed for 2007 to resume payment of a dividend after the dividend in 2007 was not paid for the 2006 financial year.

Development of the financial situation

Financing

The TUI Group currently has undrawn credit lines of € 1.6 billion. These credit lines mainly serve to hold a liquidity reserve of around € 1 billion. Due to the Group's current long-term financing structure, barring the possible repayment of the convertible bond (volume: € 385 million) in December 2008, the Group does not have any further liquidity requirements in the 2007 and 2008 financial years in order to refinance short-term financing instruments. The TUI Group's net debt totalled € 3.2 billion at the balance sheet date. It will be reduced by a further € 0.3 billion at the beginning of the 2007 financial year following the agreed divestment of the Montreal Gateway Terminals. The action programme announced in December 2006 to reduce Group debt has thus been partly implemented and already generated € 0.6 billion worth of net debt reduction of a total of € 1.0 billion. In December 2006, € 0.3 billion had been generated by selling seven container ships and containers from the former portfolio of

CP Ships. The implementation of the other initiatives already announced will generate a further reduction in debt.

Investments

Due to the investment decisions already taken and planned projects, TUI expects a financial requirement of € 850 million in the 2007 financial year. These funds will almost exclusively be used for investments in property, plant and equipment. The plan requirements can be divided evenly between tourism and shipping. In the tourism division, the largest portion will be used for the expansion of the hotel sector, followed by the fleet renewal programme in flight operations. In shipping, the expansion of the container ship fleet will require most of the cash and cash equivalents. Other projects or acquisitions will only be considered and implemented if any attractive opportunities were to arise or if this will be required in the light of the business development. The planned investments will be financed from the cash flow.

Expected overall development

Overall, the macroeconomic environment is favourable for the TUI Group's activities in the 2007 financial year. This will create opportunities for further growth and potential to increase earnings. The consistent implementation of our action programme in tourism and the realisation of synergies from the integration of CP Chips into the shipping divisions with at the same time a reduction in central costs, will create a considerable improvement in consolidated earnings. The measures to reduce our capital employed already implemented or planned for the future will further enhance the Group's solid financing structure.

Hanover, 5 March 2007

The Executive Board

Frenzel

Behrendt Engelen Feuerhake

Mueller Rothwell

Corporate Governance

TUI is with its corporate strategy and business model, based on the two pillars of tourism and shipping well positioned. In the future we will continue to value strong management and consistent development and implementation of the necessary business measures. The sustained enhancement of corporate value and efficiency are TUI's key strategic objectives.



106 Corporate Governance

Corporate Governance Report Recommendations of the German Corporate Governance Code fully implemented.

The actions of TUI AG's management and control bodies are determined by the principles of good and responsible corporate governance. The following corporate governance report is provided by the Executive Board and at the same time on behalf of the Supervisory Board pursuant to sub-section 3.10 of the German Corporate Governance Code.

TUI has consistently based its corporate governance on the recommendations and suggestions of the German Corporate Governance Code. The Executive Board and the Supervisory Board discussed corporate governance issues several times in 2006 and jointly submitted an updated declaration of compliance for 2006 on 14 December 2006, pursuant to section 161 of the German Stock Corporation Act. The declaration was made permanently available to the general public on the Company's website.

Declaration of compliance

The current and all previous declarations of compliance have been made permanently available on the internet at www.tui-group.com

The declaration of compliance reads as follows:

'In accordance with section 161 of the German Stock Corporate Act, the Executive Board and Supervisory Board of TUI AG hereby declare:

The recommendations of the Government Commission on the German Corporate Governance Code in the version of 2 June 2005, as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette on 21 July 2005, have been and are fully complied with.

TUI AG will additionally fully comply with the recommendations in the currently valid version of 12 June 2006, as published by the Federal Ministry of Justice on 24 July 2006.

In addition, TUI AG also complies with the suggestions set out in the Code, the only exceptions being the formation of further committees and the introduction of varying periods of office for the shareholders' representatives in the Supervisory Board, for which no plan exists at present.'

We consider maintenance of uniform periods of office to be useful in order to guarantee the continuity of the work of the Supervisory Board. To date, the formation of further committees has not been necessary.

Cooperation between the Executive Board and Supervisory Board

TUI AG is a company under German law, which also forms the basis of the German Corporate Governance Code. One of the fundamental principles of

German stock corporation law is the dual management system involving two bodies, the Executive Board and the Supervisory Board, each of which are endowed with independent competences. TUI AG's Executive Board and Supervisory Board cooperate closely and in a spirit of trust to manage and control the company.

TUI AG's Executive Board currently comprises six members. They manage the company's operations and are jointly accountable for the management of the company. The allocation of duties and responsibilities to the individual Board members is presented separately in this chapter.

The Supervisory Board advises and supervises the Executive Board in the management of the company. It is involved in strategic and planning decisions and all decisions of fundamental importance to the company. In accordance with the terms of reference, decisions taken by the Executive Board on major transactions such as the annual budget, major acquisitions or divestments require the approval of the Supervisory Board. The chairman of the Supervisory Board coordinates the work in the Supervisory Board, chairs its meetings and externally represents the concerns of the body.

The Executive Board provides the Supervisory Board with comprehensive up-to-date information at regular meetings and in writing about the development of business and the situation of the Group, including risk management. An extraordinary Supervisory Board meeting may be convened if required when events of particular relevance occur. The Supervisory Board has adopted terms of reference governing its work. In the run-up to the Supervisory Board meetings, the representatives of shareholders and employees meet separately, when necessary.

In accordance with the German Co-determination Act and the Articles of Association, TUI AG's Supervisory Board comprises twenty members, with ten representatives elected by the shareholders and ten by the employees for an identical period of office. There is no plan at present to introduce different periods of office for the shareholders' representatives. In accordance with the new recommendations of the German Corporate Governance Code, the shareholders' representatives were elected individually in the last elections to the Supervisory Board at the Annual General Meeting on 10 May 2006. The Supervisory Board does not comprise any former Executive Board members. The body comprises a sufficient number of independent members not maintaining any personal or business relationship with the company or its Executive Board. The Supervisory Board has been elected for a period of five years that will expire at the end of the 2011 ordinary Annual General Meeting.

The Supervisory Board has established two committees from among its members: the Presiding Committee and the Audit Committee, which prepare and complement its work. The Presiding and Audit Committee have six members each, with an equal number of shareholder and employee representatives. Based on his practical professional experience, the chairman of the Audit Committee has special knowledge and experience in the application of accounting principles and internal control methods. There is no plan at present to set up any further committees.

The Executive and Supervisory Board members are obliged to act in TUI AG's best interests. In the completed financial year there were no conflicts of interest requiring immediate disclosure to the Supervisory Board. None of the Executive Board members of TUI AG sat on more than five Supervisory Boards on listed non-Group companies.

Remuneration Report:
Have a look at the Management Report, page 90

TUI AG complies with the recommendations of the German Corporate Governance Code to provide details of the remuneration of each individual member of the Executive Board and Supervisory Board. The principles of the remuneration systems and remuneration amounts are outlined in the remuneration report which is part of the management report.

Shareholders and Annual General Meeting

TUI AG shareholders exercise their co-determination and control rights at the ordinary Annual General Meeting. The AGM takes decisions on all statutory matters that are binding on all shareholders and the Company. For voting on resolutions, each share confers one vote.

All shareholders registering in due time are entitled to participate in the AGM. Shareholders who are not able to attend the AGM in person are entitled to have their voting rights exercised by a proxy of their own choosing or by a representative provided by TUI AG and acting on their behalf in accordance with their instructions. Since the 2006 Annual General Meeting, shareholders have also had the opportunity of voting per internet in the run-up to the AGM or authorising the representatives provided by the Company via the web.

The invitation to the AGM and the reports and documents required for voting are published in accordance with the provisions of the German Stock Corporation Act and provided in German and English on TUI AG's website. During the AGM the presentations given by the Chairman of the Supervisory Board and the Executive Board are transmitted live over the internet.

Risk management

Good corporate governance entails the responsible handling of commercial risks. The Executive Board of TUI AG and the management of the TUI Group use comprehensive general and company-specific reporting and monitoring systems to identify, assess and manage these risks. These systems are continually developed, adjusted to match changes in overall conditions and reviewed by the auditors. More detailed information about risk management in the TUI Group is presented in the relevant chapter of the management report.

Transparency

TUI provides immediate, regular and up-to-date information about the Group's economic situation and new developments to capital market participants and the interested public. The annual report and the interim reports are published within the applicable time-frames. The company publishes press releases and ad hoc releases, if required, on topical events and any new developments. In addition, shareholders and interested parties may subscribe to a newsletter providing up-to-date information

about the Group. All information is published simultaneously in German and English and is available in print as well as by appropriate electronic media such as e-mail or the internet. Moreover, the company website at www.tui-group.com provides comprehensive information on the TUI Group and the TUI share.

The scheduled dates for the main regular events and publications – such as AGM, annual report and interim reports – are set out in a financial calendar. They are published well in advance and made permanently accessible to the public on TUI AG's website.

Directors' dealings

The Company was not informed of any notifiable purchase or sale transactions of TUI AG shares or related financial instruments by any Board members in 2006.

At the end of the 2006 financial year, the number of shares in TUI AG directly or indirectly held by members of the Executive Board and Supervisory Board exceeded 1%, the limit fixed for individually notifiable share ownership, for two Supervisory Board members. Executive Board members held a total of 2,038 shares, Supervisory Board members held 18,780,820 shares. Of these shares, Ms Carmen Riu Güell held 12,768,000 shares (indirectly), Mr Abel Matutes Juan held 6,006,000 shares (indirectly) and the remaining Supervisory Board members held 6,820 shares.

Accounting and auditing

TUI AG prepares its consolidated financial statements in accordance with the provisions of the International Accounting Standards Board (IASB) and regularly publishes interim reports, also in accordance with the relevant provisions of the IASB. The annual financial statements of TUI AG are prepared in accordance with the German Commercial Code (HGB).

The consolidated financial statements and the financial statements of TUI AG were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, the auditor elected by the 2006 AGM. The audit was based on German auditing rules, taking account of the generally accepted auditing standards issued by the German Auditors' Institute as well as the International Standards on Auditing. It also covered risk management and compliance with reporting requirements concerning corporate governance pursuant to section 161 of the German Stock Corporation Act. In addition, a contractual agreement was concluded with the auditors to the effect that the auditors will immediately inform the Supervisory Board of any reasons for disqualification or partiality occurring during the audit as well as of all findings or events of importance arising during the performance of the audit. In the course of the audit for the 2006 financial year there was no reason to provide such information.

Report of the Supervisory Board

In the following, the Supervisory Board reports about its activities in the 2006 financial year, in particular the plenary discussions, the work done by the committees, the compliance with the German Corporate Governance Code, the audit of the financial statements of TUI AG and the Group as well as changes in the membership of the Boards of the Company.

Cooperation between Supervisory Board and Executive Board
In the 2006 financial year, the Supervisory Board performed its duties in accordance with the law and the Articles of Association. It monitored the work of the Executive Board and regularly advised the Board on the management of the Company.

In written and verbal reports, the Executive Board provided regular, timely and comprehensive information to the Supervisory Board, encompassing all relevant information on the development of business and the position of the Group, including the risk situation and risk management. Deviations from the approved plans for the development of business were presented, explained and discussed. The Executive Board discussed the strategic orientation of the Group and all key transactions of relevance to the Company – in particular the further development of the Group – with the Supervisory Board. The Supervisory Board was involved in all key decisions affecting the Company.

Transactions requiring the approval of the Supervisory Board and decisions of fundamental importance were discussed in depth in the committees of the Supervisory Board with the Executive Board prior to a decision being taken. The Supervisory Board was fully informed about specific and particularly urgent plans and projects arising between the regular meetings and, where necessary, submitted its vote in writing. In addition, the chairman of the Supervisory Board was regularly informed about current business developments and key transactions in the Company in between Supervisory Board meetings.

Supervisory Board and committees
The Supervisory Board has set up two committees to support its work: the Presiding Committee and the Audit Committee. The Presiding Committee prepares the resolutions and issues to be dealt with by the Supervisory Board. It also fixes the terms and condition, including the remuneration, of the contracts of employment for Executive Board members. The chairman of the Supervisory Board has regularly informed the plenary meetings about the discussions and resolutions taken by the Presiding Committee.

The Supervisory Board held five regular meetings and one constituent meeting in the 2006 financial year. The Presiding Committee also met five times, and the Audit Committee four times.

Prior to regular Supervisory Board meetings the shareholders' representatives met four times and the employees' representatives nine times in separate meetings. Seven Supervisory Board members were newly elected or appointed in 2006 and therefore attended fewer than half of the Supervisory Board meetings in the 2006 financial year. Two further Supervisory Board members also participated in fewer than half of the meetings: Dr. Ekkehard D. Schulz, who resigned from the Supervisory Board as at the end of the 2006 Annual General Meeting and therefore only attended two meetings, and Ms Marina Schmidt, who was no longer employed by a company forming part of the TUI Group after the divestment of the TQ3 Group and retired from the Supervisory Board on conclusion of 30 March 2006.

Work of the Presiding Committee
At its meeting on 25 January 2006, the Presiding Committee dealt mainly with issues relating to the Executive Board. At its meeting on 21 March 2006, convened to adopt the annual financial statements, deliberations focused on the annual and consolidated financial statements for 2005, including the Audit Committee's report on this issue, the comparison between budgeted figures and actual performance for 2005 and various amendments to the Articles of Association. On 8 May 2006 and 24 August 2006, the meetings again focused on Executive Board matters. On 14 December 2006 deliberations focused on issues relating to the Executive Board and the updated declaration on the German Corporate Governance Code.

Work of the Audit Committee
At its meeting on 17 March 2006, the Audit Committee focused its deliberations on the annual financial statements of TUI AG and the consolidated financial statements for 2005. Other issues covered included the recommendation to the Supervisory Board on the election of the auditors for the 2006 financial year as well as insurance coverage of the companies and Boards.

At its meeting on 8 May 2006, the Audit Committee mainly dealt with the interim financial statements to 31 March 2006.

One of the key items discussed at the meeting on 9 August 2006 were the interim financial statements for the end of the first half of 2006. In addition, the Audit Committee discussed the main areas to be audited in the annual audit for the 2006 financial year.

The meeting on 8 November 2006 mainly focused on the interim financial statements to 30 September 2006. The agenda also covered other issues including the internal control system, in particular Group Internal Auditing activities in the 2006 financial year and the audit plan for 2007. Auditor representatives attended all four meetings of the Audit Committee and presented reports on their activities.

Deliberations in the Supervisory Board

The Executive Board's reports and the discussions at Supervisory Board meetings regularly focused on the development of turnover, earnings and employment of the Group and the individual divisions as well as the financial situation and structural development of the Group.

At its meeting on 25 January 2006 the Supervisory Board approved the budget for 2006 for the Group and took note of the 2007/2008 forecast accounts. A further item on the agenda was the appointment of Messrs Adolf Adrion (shipping), Christoph R. Mueller (airlines) and Karl J. Pojer (hotels & resorts) as divisional directors by the Supervisory Board. The Supervisory Board also discussed the divestment of the interest in TQ3 Travel Solutions Management Holding GmbH and dealt with shareholding issues and editorial amendments of TUI AG's Articles of Association.

The Supervisory Board meeting on 21 March 2006 focused on the reports and deliberations on the annual financial statements as per 31 December 2005, a comparison between budgeted and actual figures for 2005 and the personnel and social reports for 2005. The discussions on the annual financial statements were also attended by representatives of the auditors who were available to answer questions. Other items on the agenda for this meeting were the resolution concerning the issue of employee shares and the extension of the authorisation to acquire own shares as well as various amendments to the Articles of Association. The Supervisory Board also dealt with shareholding issues.

At the meeting on 10 May 2006, Messrs Michael Behrendt (shipping) and Peter Rothwell (tourism) were appointed TUI AG Executive Board members by the Supervisory Board, additionally this meeting served to prepare for the forthcoming ordinary Annual General Meeting. After the Annual General Meeting on 10 May 2006, the constituent meeting of the newly elected Supervisory Board was convened. The chairman and the vice-chairman of the Supervisory Board and the members and chairmen of the Presiding Committee and Audit Committee were elected at that meeting.

On 30 and 31 August 2006 the Supervisory Board met for its annual strategy meeting. The presentations and deliberations focused on the initiatives developed by the Executive Board in order to achieve a substantial and sustainable increase in the profitability of the tourism and shipping divisions. In order to secure the performance targets, a comprehensive programme for further efficiency enhancements in all sectors of the Group was adopted. In this connection, decisions were taken concerning changes in the composition of the Executive Board and divisional directors and changes in the allocation of responsibilities of Executive Board members, outlined in greater detail in the sections 'Supervisory Board' and 'Executive Board' in this chapter. Furthermore, measures were prepared in order to reduce invested capital and central costs. Following comprehensive deliberations on the strategic positioning of TUI AG as a two-pillar group, the Supervisory Board and Executive Board agreed that the publicly discussed option of a spin-off of container shipping would jeopardise consolidated assets and would not be in the interest of TUI share-

holders and employees. The meeting closed with presentations and discussions concerning the financial framework for the Group's future development and the Group's personnel and social policies.

On 25 September 2006, the Supervisory Board agreed to the divestment of the interest in Wolf GmbH – effective from 5 October 2006 – in the written circular procedure.

The meeting on 14 December 2006 focused on the measures to be taken in order to achieve the strategic goals and thus the budget for 2007 and the 2008/2009 forecast accounts. In addition, shareholding issues and investment projects had to be dealt with. Moreover, the Supervisory Board adopted the declaration of compliance with the German Corporate Governance Code.

Corporate Governance
At the meeting of 14 December 2006, the Executive and Supervisory Board discussed an update of the declaration of compliance with the German Corporate Governance Code and issued the joint declaration of compliance pursuant to section 161 of the German Stock Corporation Act. It was made permanently accessible to the public on TUI's website. Accordingly, TUI AG complies with all recommendations of the German Corporate Governance Code in its currently applicable version dated 12 June 2006. In accordance with section 3.10 of the Code and also on behalf of the Supervisory Board, the Executive Board reports about corporate governance in a separate sector (Corporate Governance Report) of this chapter.

At their meetings, both the Audit Committee and the Supervisory Board dealt with corporate governance issues within the company several times. Due to the Supervisory Board elections held in the 2006 financial year and the resulting short duration of the term of office of the new members, the Boards did not have the efficiency of their own actions examined. The next efficiency review will be carried out in 2007.

Audit of the annual financial statements of TUI AG and the Group
PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, were appointed as the auditors by the Annual General Meeting held on 10 May 2006 and were commissioned by the Supervisory Board. The audit covered the annual financial statements of TUI AG as at 31 December 2006, submitted by the Executive Board and prepared in accordance with the provisions of the German Commercial Code (HGB), and the joint management report for TUI AG and the TUI Group and the consdidated financial statements for the 2006 financial year, the provisions of the International Accounting Standards Board (IASB) and complemented by the commercial-law provisions additionally required pursuant to section 315a sub-section 1. The auditors issued their unqualified audit certificate for the annual financial statements of TUI AG and the consolidated financial statements.

The financial statements, the management report and the auditors' reports were submitted to all members of the Supervisory Board. They were

discussed at the Audit Committee meeting of 17 March 2007 and the Supervisory Board meeting on 18 March 2007, at which representatives of the auditors were present and were available to answer questions.

On the basis of its own audit of the annual financial statements of TUI AG and the TUI Group, the joint management report as at 31 December 2006 and the results of the audit, the Supervisory Board approved the annual financial statements prepared by TUI AG, which were thereby adopted, the consolidated financial statements and the Group management report. The Supervisory Board also examined and approved the proposal for the appropriation of the profits for the 2006 financial year submitted by the Executive Board.

Supervisory Board and committee membership

Ms Marina Schmidt resigned from the Supervisory Board on conclusion of 30 March 2006 since she was no longer a TUI Group employee as of that date due to the divestment of the TQ3 Group. The Supervisory Board thanks her for her cooperation based on trust.

With effect from the end of the Annual General Meeting on 10 May 2006, Messrs Fritz Kollorz, Dr. Klaus Liesen, Hans-Dieter Rüster, Hartmut Schulz and Dr. Ekkehard D. Schulz resigned from the Supervisory Board. The Supervisory Board thanks the gentlemen for their commitment over many years and acknowledges their achievements.

The employees' representatives to the Supervisory Board were elected on 5 April 2006. The shareholders' representatives were elected to the Supervisory Board at the AGM on 10 May. In these elections, Messrs Jean Claude Baumgarten, Andreas Barczewski, Sepp Dieter Heckmann, Alfred Linzmeier, Roland Schneider and Henry Sieb were newly elected to the Supervisory Board. The other members of the Supervisory Board were reelected. The current term of office will expire in 2011. The constituent meeting of the new Supervisory Board took place on 10 May 2006.

At its constituent meeting on 10 May 2006, the Supervisory Board elected Dr. Jürgen Krumnow chairman and Jan Kahmann vice-chairman of the Supervisory Board. These two gentlemen therefore automatically sit on the Presiding Committee. In addition, Ms Petra Oechtering and Ms Carmen Riu Güell as well as Messrs Uwe Klein and Dr. Franz Vranitzky were elected to the Presiding Committee. Ms Ilona Schulz-Müller and Messrs Uwe Klein, Dr. Jürgen Krumnow, Dr. Dietmar Kuhnt (chairman), Dr. Manfred Schneider and Olaf Seifert were elected members of the Audit Committee.

On 5 October 2006, Mr Alfred Linzmeier resigned from the Supervisory Board after five months since he was no longer employed by a company forming part of the TUI Group after the divestment of Wolf GmbH. By resolution of the district court of Hanover of 2 November 2006, Mr Dieter Lübkemann was appointed to the Supervisory Board.

Executive Board and Executive Committee membership
At its meeting on 25 January 2006, the Supervisory Board appointed Messrs Adolf Adrion (shipping), Christoph R. Mueller (airlines) and Karl J. Pojer (hotels & resorts) divisional directors with immediate effect.

With effect from 10 May 2006, the Supervisory Board appointed Messrs Michael Behrendt (shipping) and Peter Rothwell (tourism) as ordinary Executive Board members in addition to the four previous members. In addition to his new function as an Executive Board member of TUI AG Mr Michael Behrendt will continue to be the Chairman of Hapag-Lloyd AG. In addition to his new Board function, Peter Rothwell will continue to be in charge of Northern Europe.

With effect from 1 September 2006, the Supervisory Board appointed Mr Christoph R. Mueller a member of the Executive Board of TUI AG, responsible for the controlling department. He will temporarily also be in charge of the management of the two German airlines Hapagfly and Hapag-Lloyd Express. Mr Sebastian Ebel, previously responsible for the controlling and tourism platforms departments, resigned from TUI AG's Executive Board as per 31 August 2006 and left the Group. The Supervisory Board thanks Mr Ebel for his work as Board member of TUI AG and in leading positions within the Group.

With effect from 1 September 2006, the Supervisory Board appointed Mr Brackx the new divisional director for the Western Europe sector. Mr Eric Debry, previously in charge of this sector, resigned from his office as divisional director of TUI AG as per 31 August 2006 and left the Group. The Supervisory Board thanks Mr Debry for his work as divisional director of TUI AG and in leading positions within the Group.

The Supervisory Board
Hanover, 18 March 2007

Dr. Jürgen Krumnow
Chairman

Supervisory Board

Members of the Supervisory Board

Dr. Jürgen Krumnow
Chairman
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Jan Kahmann
Deputy Chairman
Member of the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Andreas Barczewski
Aircraft captain
Langenhagen
(since 10 May 2006)

Jean-Claude Baumgarten
President of the
World Travel & Tourism Council
London
(since 10 May 2006)

Jella Susanne Benner-Heinacher
Solicitor
Managing Director of Deutsche
Schutzvereinigung für Wertpapierbesitz e.V.
Düsseldorf

Sepp Dieter Heckmann
Chairman of the Executive Board
of Deutsche Messe AG
Hanover
(since 10 May 2006)

Uwe Klein
Clerk
Hamburg

Fritz Kollorz
ex. Member of the Executive Board of the
Mining, Chemical and Energy Industrial Union
Hanover
(until 10 May 2006)

Christian Kuhn
Travel agent
Hanover

Dr. Dietmar Kuhnt
ex. Chairman of the Executive Board
of RWE AG
Essen

Dr. Klaus Liesen
Honorary Chairman of the
Supervisory Board
of E.ON Ruhrgas AG
Essen
(until 10 May 2006)

Alfred Linzmeier
Software Engineer
Bruckberg
(since 10 May 2006 until 5 October 2006)

Roberto López Abad
Chief Executive of Caja de Ahorros
del Mediterráneo
Alicante

Dieter Lübkemann
Shipping agent
Bremen
(since 2 November 2006)

Dr. h.c. Abel Matutes Juan
Chairman of Fiesta Hotels & Resorts
Ibiza

Petra Oechtering
Travel agent
Cologne

Carmen Riu Güell
Entrepreneur
Playa de Palma

Hans-Dieter Rüster
Aircraft engineer
Langenhagen
(until 10 May 2006)

Marina Schmidt
Travel agent
Hamburg
(until 30 March 2006)

Dr. Manfred Schneider
Chairman of the Supervisory Board
of Bayer AG
Leverkusen

Roland Schneider
Business Economist
Barsinghausen
(since 10 May 2006)

Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board
of ThyssenKrupp AG
Düsseldorf
(until 10 May 2006)

Hartmut Schulz
Movement Controller
Langenhagen
(until 10 May 2006)

Ilona Schulz-Müller
Representative for equality
in the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Olaf Seifert
Head of the Group Controlling Department
of TUI AG
Hanover

Henry Sieb
Federal Group Leader Travel of ver.di
– Vereinte Dienstleistungsgewerkschaft
Berlin
(since 10 May 2006)

Dr. Franz Vranitzky
Chancellor (retrd.) of the Republic of Austria
Vienna

as of 28 February 2007

Annex to the Notes

Committees of the Supervisory Board

Members of the Presiding Committee

Dr. Jürgen Krumnow
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Jan Kahmann
Member of the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Uwe Klein
Clerk
Hamburg

Dr. Klaus Liesen
Honorary Chairman of the
Supervisory Board
of E.ON Ruhrgas AG
Essen
(until 10 May 2006)

Petra Oechtering
Travel agent
Cologne
(since 10 May 2006)

Carmen Riu Güell
Entrepreneur
Playa de Palma

Hartmut Schulz
Movement Controller
Langenhagen
(until 10 May 2006)

Dr. Franz Vranitzky
Chancellor (retrd.) of the Republic of Austria
Vienna
(since 10 May 2006)

Members of the Audit Committee

Dr. Dietmar Kuhnt
Chairman
ex. Chairman of the Executive Board
of RWE AG
Essen

Dr. Jürgen Krumnow
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Uwe Klein
Clerk
Hamburg

Dr. Manfred Schneider
Chairman of the Supervisory Board
of Bayer AG
Leverkusen
(since 10 May 2006)

Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board
of ThyssenKrupp AG
Düsseldorf
(until 10 May 2006)

Ilona Schulz-Müller
Representative for equality
in the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Olaf Seifert
Head of the Group Controlling Department
of TUI AG
Hanover

as of 28 February 2007

Supervisory Board

Other Board memberships of the Supervisory Board*)

Dr. Jürgen Krumnow
(Chairman)
a) Deutsche Bahn AG
Hapag-Lloyd AG
Lenze Holding AG[2]
b) Peek & Cloppenburg KG

Jan Kahmann
(Deputy Chairman)
a) Eurogate Beteiligungs-GmbH[2]

Jella Susanne Benner-Heinacher
a) A.S. Création AG
K+S AG

Andreas Barczewski
-

Jean-Claude Baumgarten
-

Sepp Dieter Heckmann
a) Arena Hannover GmbH

Uwe Klein
a) Hapag-Lloyd AG

Fritz Kollorz
a) DSK Anthrazit Ibbenbüren GmbH[2]
RAG AG[2]
Vattenfall Europe AG
Vattenfall Europe Generation
Verwaltungs-AG[2]

Christian Kuhn
a) TUI Deutschland GmbH

Dr. Dietmar Kuhnt
a) Allianz Versicherungs-AG
BDO Deutsche Warentreuhand AG
Dresdner Bank AG
GEA Group AG
Hapag-Lloyd AG
Hochtief AG
b) COMSTAR-United TeleSystems

Dr. Klaus Liesen
a) E.ON AG

Alfred Linzmeier
a) Wolf GmbH

Roberto López Abad
b) Banco Inversis Net, S.A.[2]
CAM AEGON Holding Financiero S.L.[1]
CAMGE Financiera, E.F.C. S.A., Unipersonal[1]
CAMGE Holdco, S.L.[1]
EBN Banca De Negocios, S.A.
Gestión Tributaria Territorial, S.A.[1]
Lico Corporación, S.A.[2]
Lico Leasing S.A. E.F.C.[1]
Mediterráneo Vida, S.A. De Seguros Y Reaseguros, Sociedad Unipersonal[1]

Dieter Lübkemann
a) Hapag-Lloyd AG

Dr. h.c. Abel Matutes Juan
b) Banco Santander Central Hispano (BSCH)
EurizonVita S.p.A.

Petra Oechtering
-

Carmen Riu Güell
b) RIUSA II, S.A.

Hans-Dieter Rüster
-

Marina Schmidt
-

Dr. Manfred Schneider
a) Bayer AG[1]
DaimlerChrysler AG
Linde AG[1]
Metro AG
RWE AG

Roland Schneider
-

Dr.-Ing. Ekkehard D. Schulz
a) AXA Konzern AG
Bayer AG
Deutsche Bahn AG
MAN AG[1]
RAG AG[2]
RWE AG
ThyssenKrupp Automotive AG[1]
ThyssenKrupp Elevator AG[1]
ThyssenKrupp Services AG[1]

Hartmut Schulz
-

Ilona Schulz-Müller
-

Olaf Seifert
a) TUI España Turismo S.A.
TUI Hellas Travel and Tourism A.E.

Henry Sieb
a) TUI Deutschland GmbH[2]
TUI Leisure Travel GmbH

Dr. Franz Vranitzky
b) Magna International Corp.

*) Information refers to 31 December 2006 or date of resignation from the Supervisory Board of TUI AG in 2006

[1] Chairman
[2] Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies

Executive Board

Annex to the Notes

Executive Board of TUI AG

Dr. Michael Frenzel
Chairman

Michael Behrendt
Shipping
(since 10 May 2006)

Sebastian Ebel
Controlling
(until 31 August 2006)

Dr. Peter Engelen
Human Resources and Legal Affairs

Rainer Feuerhake
Finance

Christoph R. Mueller
Controlling
(since 1 September 2006)

Peter Rothwell
Tourism
(since 10 May 2006)

Executive Committee

Executive Board Members

Dr. Michael Frenzel
Chairman

Michael Behrendt
Shipping
(since 10 May 2006)

Sebastian Ebel
Controlling
(until 31 August 2006)

Dr. Peter Engelen
Human Resources and Legal Affairs

Rainer Feuerhake
Finance

Christoph R. Mueller
Controlling
(since 1 September 2006)

Peter Rothwell
Tourism
(since 10 May 2006)

Divisional Directors

Dr. Volker Böttcher
Central Europe sector

Peter Rothwell
Northern Europe sector

Eric Debry
Western Europe sector
(until 31 August 2006)

Bart Brackx
Western Europe sector
(since 1 September 2006)

Christoph R. Mueller
Airline sector
(since 25 January 2006 until 31 August 2006)

Karl J. Pojer
Hotels & Resorts sector
(since 25 January 2006)

Michael Behrendt
Shipping sector
(until 10 May 2006)

Adolf Adrion
Shipping sector
(since 25 January 2006)

Other board memberships of the Executive Board*)

Dr. Michael Frenzel
(Chairman)
a) AWD Holding AG
AXA Konzern AG
Continental AG
E.ON Energie AG
Hapag-Lloyd AG[1]
Hapag-Lloyd Fluggesellschaft mbH[1]
TUI Deutschland GmbH[1]
Volkswagen AG
b) Norddeutsche Landesbank
Preussag North America, Inc.[1]
TUI China Travel Co. Ltd.

Michael Behrendt
a) Barmenia Allgemeine Versicherungs-AG
Barmenia Krankenversicherung a.G.[2]
Barmenia Lebensversicherung a.G.[2]
ESSO Deutschland GmbH
ExxonMobil Central Europe Holding GmbH
Hamburgische Staatsoper GmbH
MAN AG
b) CP Ships Ltd.[1]

Sebastian Ebel
a) Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
TUI Leisure Travel GmbH
b) RIUSA II S.A.
TUI Belgium N.V.
TUI España Turismo S.A.
TUI Nederland N.V.

Dr. Peter Engelen
a) Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
TUI Leisure Travel GmbH
b) TUI China Travel Co. Ltd.

Rainer Feuerhake
a) Hapag-Lloyd AG
Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
b) Amalgamated Metal Corporation PLC
Preussag North America, Inc.

Christoph R. Mueller
a) Hapag-Lloyd AG
b) Jetair N.V.
TUI Belgium N.V.

Peter Rothwell
a) TUI Deutschland GmbH
b) TUI Belgium N.V.
TUI España Turismo S.A.

*) Information refers to 31 December 2006 or date of resignation from the Executive Board of TUI AG in 2006

[1] Chairman
[2] Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies

TUI share 2006 – Share price affected by difficult market environment in shipping.

The 2006 stock exchange year was characterised by a good start, temporarily followed by fear of a slowdown in world economic activity emerging towards mid-2006. In the second half of the year, good performance figures of the companies, declining fear of recession in the US and positive economic forecasts for 2007 caused stock price indices to move higher across the board.

Against this backdrop, the German Share Index (DAX) initially rose by more than 10% until May. Following a short period of weakness triggered by inflation jitters in mid-2006, however, the DAX then again gathered momentum. From a closing rate of 5,408 points at the end of 2005, it grew by 22.0% and closed the year 2006 at 6,597 points. It thus only slightly missed its highest level since February 2001.

TUI share – development of share price in 2006

Fluctuations in share price

The TUI share price declined in the course of 2006. Compared with the DAX, the TUI share showed a weaker performance. From a 2005 closing rate of € 17.30, the share price reached its annual high of € 18.40 in early January. In the course of the year, the price was notably impacted by the adjustments of the profit forecasts, due in particular to the difficult market environment in shipping. Following its low of € 14.51 in mid-August, the share price recovered to € 15.14 at the end of the year, down 12.5% year-on-year.

TUI share price compared with the DAX (2006)


■ TUI share in €
■ DAX
21.00
20.50
20.00
19.50
19.00
18.50
18.00
17.50
17.00
16.50
16.00
15.50
15.00
14.50
6,540
6,340
6,140
5,940
5,740
5,540
5,340
5,140
4,940
4,740
4,540
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Long-term development of TUI share price

€	2002	2003	2004	2005	2006
Highest share price	33.12	16.02	19.04	20.47	18.40
Lowest share price	13.02	7.22	12.05	16.10	14.51
Year-end share price	15.05	15.39	16.22	17.30	15.14

Quotations, indices and trading

The TUI share is officially traded on all German trading floor systems and in the Xetra electronic trading system. No companies with similar operations in tourism and shipping are listed in the German stock market. Several European competitors in the tourism sector such as MyTravel, First Choice, Club Méditerranée and Kuoni are traded on stock markets in the UK, France and Switzerland. In the shipping sector, listed international competitors include AP Møller-Maersk in Denmark, Evergreen Marine in Taiwan, Cosco Shipping in China and NYK Lines in Japan.

TUI share in the DAX30 and prime standard

The TUI share has been included in the DAX 30 – the German Stock Index – since 1990. When the composition of the index was reviewed in December 2006, it ranked 25th in terms of turnover in TUI shares and 34th in terms of market capitalisation. At that point in time, the TUI share had a weighting of 0.50% in the DAX. Since its introduction in January 2003, TUI has been a member of the prime standard of Deutsche Börse and therefore meets the high international transparency standards of this segment over and above legal requirements.

The TUI share is included in several industry indices in the German stock market and at European level: these include the European sub-indices Dow Jones Travel & Leisure Titans 30 and Dow Jones Euro Stoxx Travel & Leisure. Its year-end weightings were 1.24% and 7.13%, respectively. Moreover, the TUI share is listed in the FTSE Eurotops 300 index. In terms of sustainability indices, the TUI share is listed in FTSE4Good, ASPI (Advanced Sustainable Performance Indices) and ESI (Ethibel Sustainability Index) and was newly admitted to the Dow Jones Sustainability World Index in 2006. In the German stock market, it is, inter alia, included in the calculation of the DAXplus Export Strategy.

Information on the TUI share

31 December 2006	
WKN	TUAG00
ISIN	DE000TUAG000
Stock category	Registered ordinary shares
Capital stock	€ 641,722,069.41
Number of shares	251,019,855 units
Market capitalisation	€ 3,800,440,605

Trading in TUI shares up on the previous year

In 2006, trading in TUI shares again rose substantially. On average, 3,588,023 no-par value shares were traded per day, an increase of more than 60% year-on-year. The total trading volume amounted to 914.6 million no-par value shares. The number of option contracts on TUI shares traded on the European futures and options exchange EUREX rose by 165% to 15,582 contracts per day, i.e. a total of 3,973,370 contracts.

Capital stock and number of shares

Employee shares

In December 2006, TUI AG's capital stock rose by a further € 734,420 due to the issuance of 287,280 employee shares. At the balance sheet date, it therefore totalled € 641,722,069, comprised of 251,019,855 no-par value shares, certificated by a global certificate. The pro-rated share capital attributable to each individual share was approx. € 2.56. Apart from subscribed capital, there was both authorised and conditional capital, outlined in the notes on the consolidated financial statements.

2003/2008 convertible bond

In 2006, no bonds were converted from the 2003/2008 convertible bond. Investors therefore held conversion rights for a total of 19,385,784 TUI shares at the balance sheet date.

Resolutions of the 2006 Annual General Meeting

The 2006 Annual General Meeting was held in Hanover on 10 May 2006. Approx. 3,200 shareholders and shareholder representatives, representing 37.7% of the capital stock for voting purposes, participated in the AGM. Besides the formal ratification of the acts of the Executive and Supervisory Boards and the adoption of a resolution on the appropriation of profits from the 2005 financial year, the agenda also included the election of shareholder representatives to the Supervisory Board, the renewal of the conditional and authorised capital and the acquisition of own shares in accordance with section 71 sub-section 1 no. 8 of the German Stock Corporation Act (AktG). In the 2006 financial year, the authorisation to purchase own shares was not used.

Shareholder structure

Shareholder Structure (in %)


Institutional investors*) ~ 65
Private investors*) ~ 25
RIU Hotels S.A. 5.1
Caja de Ahorros del Mediterráneo 5.0

As of December 2006
*) free float

As in 2005, around 90% of the TUI shares floated freely in 2006. Around 25% of these shares were held by private shareholders while the majority, around 65%, were held by institutional investors. According to an evaluation of the shareholders' ledger, these were mainly investors from Germany and other EU countries.

According to the notifications pursuant to section 26 sub-section 1 of the German Securities Trading Act (WpHG), around 10% of TUI shares were held by shareholders owning more than 5% of all shares. One of them was the RIU family via its stake in the Spanish RIU Hotels S.A., which held 5.1% of TUI shares. The other one was another Spanish investor, Inversiones Cotizadas del Mediterráneo, S.L., a shareholding of Caja de Ahorras del Mediterráneo, which held 5.0% of the shares in TUI.

Dividend and yield ratios

Dividend

TUI AG reported net profit for the year of € 104 million and retained profit brought forward of € 2 million. Following the transfer of € 52 million to revenue reserves, profit available for distribution amounted to € 54 million. Against the background of the deterioration of the earnings situation in 2006, in particular in shipping, a proposal will be submitted to the Annual General Meeting to carry the profit available for distribution forward on new account. For the 2007 financial year, a significant rise in earnings is expected so that the dividend payment is expected to be resumed in 2007.

Development of earnings and dividends of the TUI share

€	2002	2003	2004	2005	2006
Earnings per share	0.18	1.54	2.96	2.28	- 3.66
Dividend	0.77	0.77	0.77	0.77	0.00

Stock yield

As before, the TUI share was an attractive investment for yield-oriented investors in 2006 despite the unsatisfactory share price trend. A TUI shareholder who purchased shares at the beginning of the year generated a dividend yield of 4.5%. Shareholders with longer-term exposure who, for instance, invested the equivalent of € 500 in then Preussag shares in 1990, exercised their subscription rights and reinvested their dividend yields, held a TUI share portfolio worth € 916 at the balance sheet date. Their average annual return was almost 4.0%.

Rating

Rating

As before, the international rating agencies Standard & Poor's and Moody's again rated TUI's financial strength in 2006 and early 2007. The currently difficult market environment, in particular in shipping, caused an adjustment of the long-term credit rating, which currently stands as follows:

Rating agency	Corporate rating	Outlook
Standard & Poor's	BB	negative
Moody's	B1	stable

The respective ratings and additional detailed information on the six bonds traded in the capital market is provided in the section 'Financial position'.

Investor Relations

In 2006, the activities of the Investor Relations team focused on up-to-date information and open communication with shareholders, analysts, institutional investors and lenders. Debates with these stakeholder groups centred on Group strategy and business trends in the individual sectors in order to enable them to make a realistic assessment of TUI's future development. The Executive Board met analysts and investors at regular roadshows in Europe and America, at one-on-one meetings and at the analysts' meeting on the occasion of the presentation of the annual financial statements for 2005 in March 2006 as well as the announcement of the strategic decisions in December 2006. Conference calls were implemented and met with a high level of interest every time an interim report was submitted. Another forum for ample discussion with the shareholders was the 2006 Annual General Meeting.

In addition, the Investor Relations website was expanded so as to include a new internet tool which shareholders may now use on the Investor Relations website to register for the Annual General Meeting, order a guest card and instruct one of the proxies provided by the Company. This service was well received, with approx. 20% of shareholders ordering their admission tickets via the new internet tool.

TUI Group in Figures

TUI Group in Figures

		2002	2003	2004	2005	2006
Turnover						
Tourism	€ million	12,416	12,671	13,319	14,097	14,084
Shipping	€ million	2,225	2,381	2,687	3,834	6,254
Other	€ million	5,661	4,163	2,040	1,688	578
Group	€ million	**20,302**	**19,215**	**18,046**	**19,619**	**20,916**
Earnings before interest, tax, depreciation and amortisation (EBITDA)						
Tourism	€ million	614	532	678	734	781
Shipping	€ million	212	343	392	454	212
Other	€ million	675	847	407	192	- 24
Group	€ million	**1,501**	**1,722**	**1,477**	**1,380**	**969**
Earnings by divisions (EBITA)						
Tourism	€ million	309	200	345	365	394
Shipping	€ million	120	266	300	319	- 106
Other	€ million	376	606	267	166	- 56
Group	€ million	**805**	**1,072**	**912**	**850**	**232**
Group profit for the year	€ million	**41**	315	572	**496**	**- 847**
Earnings per share	€	0.18	1.54	2.96	2.29	- 3.66
Assets						
Non-current assets	€ million	12,019	10,271	9,871	11,883	10,141
Current assets	€ million	3,498	2,718	2,499	3,491	2,873
Total assets	€ million	**15,517**	**12,989**	**12,370**	**15,374**	**13,014**
Equity and liabilities						
Equity	€ million	3,180	2,767	2,660	4,367	3,010
Non-current liabilities	€ million	4,516	4,204	5,153	5,288	5,262
Current liabilities	€ million	7,021	6,018	4,557	5,719	4,742
Total equity and liabilities	€ million	**15,517**	**12,989**	**12,370**	**15,374**	**13,014**
Equity ratio	%	**20.5**	**21.3**	**21.5**	**28.4**	**23.1**
Cash flow from operating activities	€ million	**1,391**	902	964	965	**467**
Investments	€ million	**1,063**	724	677	**1,138**	**750**
Net debt	€ million	**5,445**	**3,828**	**3,251**	**3,807**	**3,211**
Employees	31 Dec	**70,299**	**64,257**	**57,716**	**62,947**	**53,930**

Corporate Governance

Sustainable Development Social responsibility for employees. Environmental quality management and climate protection by means of energy efficiency. Corporate citizenship.

For TUI, sustainable development means continuously balancing economic, ecological and social concerns. This secures the Group's competitiveness, promotes the potential of its employees, strengthens cooperation with social stakeholder groups and ensures lasting enhancements of the efficient use of natural resources at the corporate sites and in the holiday destinations.

Dow Jones Sustainability Indexes

FTSE4Good

ASPI

TUI's convincing sustainability performance in 2006 was confirmed by international rating agencies and sustainability analysts: TUI AG was the world's only tourism company in the travel & tourism sub-sector admitted to the Dow Jones Sustainability Index (DJSI) World. TUI also defended its position in other international ethics indices. In addition, TUI joined the 'European Alliance for Corporate Social Responsibility' in order to bundle the specific sustainability potential of companies and industry at a European level and promote the international development towards sustainability.

Employees

Highly committed and motivated employees who are well qualified for their work are the key to success of a company. Promoting employees is one of the main areas of the Group's HR activities.

Initial, ongoing and further training

Junior staff development and training

Junior staff development and good internal training are indispensable elements in order to ensure the competitiveness of a company. In Germany, the companies of the TUI Group newly filled 257 initial training placements. A total of 718 young employees participated in training schemes in 2006. At around 6.5%, the proportion of staff in training was thus kept at the previous year's high level. TUI continued to participate in the 'Fit for a job application' project in 2006. In the framework of this project, TUI HR managers supported young people in compiling their job application documents and preparing for job interviews.

Development of senior and executive staff

One of the key tasks of central HR development is the development and long-term retention of technical and executive staff at all management levels. The range of programmes offered was expanded again in 2006. An international procedure for personal skills assessment was offered to lower management functions, while a systematic process of selective development measures based on a capability analysis was initiated for Germany's top management functions. Next year, this process will also be applied on a worldwide scale. The international trainee programme and the promotion programmes for middle management functions were expanded, focusing on the participants' personal development.

Social responsibility

Pension schemes

The companies of the TUI Group offer their employees many different ways of participating in company-based and private pension schemes. Individual national conditions and the economic situation are taken into account in the design of the models. Schemes offered to employees in Germany included pension fund contracts, direct insurance schemes and private pension insurance funds qualifying for state co-sponsorship (Riester pension). In addition, deferred-compensation models were offered, under which employees were able to choose their pension scheme according to their individual preferences. Demand for these schemes rose in 2006.

Part-time early retirement

In German Group companies, approx. 400 employees worked under part-time early retirement contracts in the 2006 financial year. The resulting entitlements of these employees were hedged against insolvency of the employer, irrespective of the effective date of the part-time early retirement contract. TUI thus went substantially beyond the minimum standard required under the amended German part-time early retirement legislation, adopted in 2004, for the benefit of its employees. TUI provided approx. € 13.5 million in the 2006 financial year for this purpose.

Health promotion

In 2006, TUI signed the Luxemburg Declaration on Workplace Health Promotion in the European Union. Like the Group's own guidelines, this declaration aims to promote health at the workplace. All health-related issues are discussed at Group level via TUI's health network. In addition, the Group has a national work-health-environment committee as well as local health and safety committees, for which employer and employee representatives meet several times a year. In addition, TUI has joined the German Network for Company-Level Health Promotion.

Under the heading 'Fit with TUI', a health programme was put together for Group employees. The companies of the TUI Group offered their employees various initiatives concerning different issues such as target group-specific health seminars, programmes for the prevention of addictive behaviour, cancer prevention or cardiovascular check-ups.

Company health insurance fund

BKK TUI, whose administrative costs only amounted to around 3% of total expenses in 2006 (national average: around 6%) had a substantial number of new members in the financial year under review. Given its very good price/performance ratio and a contribution rate of 12.6%, undercutting the national average, its membership rose from around 10,800 to more than 12,000 in the course of the year. The BKK offered highly attractive products such as BKK FamilyPlus, which supports health activities within families by means of a contribution bonus.

Health and safety

The Group companies again implemented a large number of health and safety activities. These activities included the preparation of hazard analyses, workplace visits and participation in the preparation of escape and emergency schemes but also the organisation of driver safety training schemes in order to minimise accidents on the way to work.

Work-life balance

In terms of external activities, TUI is one of the founding members of the national network 'Success factor family'. All companies of the TUI Group

offer a large variety of programmes in order to actively support a work-life balance. TUI offers for instance flexitime, part-time and telework schemes for all employees. At Group level, part-timers account for around 21% of the workforce. In addition, German employees are free to extend their statutory parental leave by one extra year or go on unpaid leave in order to take care of a family member in need of care.

Female employees account for around 65% of the Group's workforce. During pregnancy and parental leave, employees are offered personal consultation concerning any questions related to their return to working life any time. Access to internal information sources such as the intranet and use of voluntary social benefits such as special rates for holiday tours is to be taken for granted, as is the possibility of participating in further training schemes. In addition, employees on parental leave are offered the opportunity to fill in as substitutes so as to remain involved in current corporate activities. Reapplications by employees who have not immediately returned to their jobs following the end of their parental leave are given priority over external applications if qualifications are equal. At the Hanover site, a company-run full-time day crèche was opened in 2006. This represented a major step towards encouraging employees to rapidly return to their jobs.

Employee representation within the Group

In the TUI Group, both national and international workers' representative schemes existed within individual Group companies and at Group level. In cooperation with the Executive Board and the management of the companies, solutions were found for strategic, organisational and operational decisions that also entailed headcount reductions, taking account of the interests of employees and management in a fair and balanced way.

TUI European Forum

The TUI European Forum, established in 1995 in addition to the statutory employee representative bodies required under national legislation, currently comprises 52 workers' representatives from 17 European countries. Group management regularly briefs the Select Committee of the TUI European Forum and discusses the current economic and HR situation within the Group with it. The TUI European Forum meets once a year and renders a significant contribution at international level to the transparency of major entrepreneurial decisions and the integration of different nationalities within the TUI Group.

Environmental management

Further information on environmental protection:
- ***www.tui-umwelt.com***
- ***'Environment' section in the management report***

The TUI Group's overall entrepreneurial action is largely determined by environmental aspects and the incorporation of environmental quality standards into business processes.

In the Good Company Ranking 2006, published by 'manager magazin' at the beginning of 2007 and covering the 120 largest European groups, TUI came out as the best company in the environmental category. The criteria applied in the environmental category included the company's overall ecological performance, the consideration of environmental aspects along the value chain, ecological innovation as well as dialogue and cooperation with public stakeholder groups.

Climate protection through energy efficiency
Through the detailed monitoring of aircraft, ships and hotels, the Group obtained fundamental information on fuel efficiency and associated emissions again in 2006. Particularly energy-efficient processes were applied to the entire aircraft fleet by means of a standardisation of flight processes and procedures. Due to the ongoing aircraft renewal programme the average aircraft age amounted to 10.1 years; this helped to stabilise the fuel consumption. Through joint fuel efficiency workshops, TUI began to develop more ways of promoting fuel efficiency and thus reduce specific greenhouse gas emissions.

In addition, TUI participated intensely in the debates concerning the integration of air transportation into the European emissions trading scheme (EU-ETS), conducted within the aviation and industry associations. Moreover, TUI participated in the 'Carbon Disclosure Project 4', which compiled detailed information about TUI's climate policy and the climate effects of its operations. Thomsonfly closely cooperated with the 'Sustainable Aviation' initiative in the UK which jointly prepares strategies for sustainable aviation in cooperation with other leading aviation companies in the UK.

In shipping, emission-efficient drive systems were used for newly commissioned vessels, resulting in a reduction in fuel consumption per TEU and nautical mile. In addition, alternative underwater coatings were tested and monitored for their effects on the resistance of floating vessels.

Preservation of biodiversity

Partnership with UNEP = United Nations Environment Programme

TUI carried out a large number of activities to promote protection of marine turtles in TUI destinations in the UNEP Year of the Turtle 2006. For 2007, the Year of the Dolphin, an integrated protection and information campaign was developed and presented to the international public at the UN campus in Bonn. The aim of these projects is to preserve and protect marine mammals with the support of local inhabitants and tourists.

In the UK, TUI again supported various activities for the preservation of biodiversity and the protection of endangered species. For many years, Thomsonfly has sponsored the UNEP project 'Great Apes Survival Project' by the 'Bornfree Initiative'. In the destinations TUI participated in reafforestation and population determination measures such as those conducted by the incoming agency Pollman's in the Tsavo National Park in Kenya or by TUI Nordic on the Canary Islands.

Specific activities in the destinations

Environmental quality in TUI hotel

Worldwide, TUI Deutschland encourages the competition for successful environmental management among its hotel partners by means of TUI Environmental Champion awards. Participation in the competition is conditional on participation in TUI's environmental monitoring scheme for hotels and compliance with TUI's minimum standards for environmental quality. As before, the most successful hotel chain in 2006 was Robinson with 20 clubs receiving an award. In the scoring category for individual hotels, Iberotel Sarigerme Park in Turkey won the award for the tenth time in succession. Thomson (TUI UK) introduced the 'Green Medals' as an environmental quality competition in its brochures and awarded medals to fifteen outstanding hotels in 2006.

Environmental quality label 'EcoResort'

In cooperation with Group environmental management, TUI Hotels & Resorts awarded the environmental quality label 'EcoResort' for Group-owned hotel chains for the first time in the 2006 financial year, following a review by external environmental experts. In order for a hotel chain to be awarded the label, it has to meet a number of criteria including high health and quality standards, sustainable development activities, a high level of eco-efficiency and a certified environmental management system. Fifteen Group-owned hotel and club facilities were awarded the 'EcoResort' label for the 2006/2007 winter brochures. The aim of the quality label is beside ecological quality assurance to promote sustainable development in the holiday regions.

Social responsibility

TUI AG and its subsidiaries attach great importance to being good corporate citizens at their worldwide sites and in the holiday destinations. As before, Group activities in 2006 focused on support for disadvantaged children and young people, and on the promotion of education, research, culture and sports.

Reconstruction aid in the Tsunami-stricken areas

The projects launched in Sri Lanka in 2005, implemented in cooperation with the incoming agency Aitken Spence and the DRV association 'Aid without frontiers', were successfully completed. Around 100 families obtained new homes and a basis for their future livelihood. The new village built for 200 families in cooperation with Plan International Deutschland was officially opened in October 2006 (www.tui-aid.com). In Sri Lanka, Nouvelles Frontières supported the organisation 'Réconstruire et vivre' in building 40 bungalows and two kindergartens. TUI Nordic supported the Takuapa Senanuku School in Kao Lak in Thailand, sponsoring books and teaching materials.

Support for disadvantaged children and young people

Sponsorships

TUI UK employees continued their sponsorship, initiated in 2005, for the Macmillan Cancer Relief aid organisation which takes care of children with cancer and their relatives. At the Hanover site, the sponsorship scheme run by employees of TUI companies for many years now benefited the children's relief organisation 'Hilfe für hungernde Kinder' in 2006.

Promotion of non-profit organisations

More than 300 TUI Leisure Travel travel agencies collected around € 20,000 for the '6 villages for 2006' project of 'SOS Kinderdörfer', contributing to the establishment of new children's villages in Brazil, Mexico, Nigeria, South Africa, Ukraine and Vietnam. For the fourth time in succession, TUI Austria and TUI AG supported the international adventure and education network 'Kids for Freedom' (K4F). Around 60 deprived children from seven nations were offered a sailing trip in Turkey with trained youth workers. As before, the RTL sponsorship marathon was actively supported by the Group in 2006. Hapagfly staff collected around € 140,000 with air passengers for various child aid projects. Several group companies in the tourism division also continued their worldwide activities to protect children against sexual abuse, e.g. by supporting the ECPAT organisation. Hapag-Lloyd continued its long-standing sponsorship schemes for children in China in cooperation with the aid organisation Plan International.

The monthly contributions are used to finance community projects, schools, wells and basic health care in the children's villages.

Projects and initiatives in the destinations

All tourism companies of the TUI Group particularly focused on activities in the destinations. Hapagfly carried around 17 tonnes of medical aid goods to Sudan for the German Red Cross (DRK). In addition, the airline collected around € 50,000 on its flights, also benefiting DRK projects. RIU and TUI Deutschland supported the modernisation and expansion of the primary school Kim Barosa in the Cape Verde islands. In Kenya, TUI sponsored two youth clubs which inform young people, among others, about AIDS. TUI Dominicana supported the Patria Foundation, which is establishing an internet library for children and adults in Puerto Plata. Another project sponsored in the Dominican Republic was a project to fight poverty, launched by TUI Nordic in cooperation with the Cordaid organisation. In cooperation with Tourism for Development (TFD), Nouvelles Frontières supported various projects in Kenya, Tanzania, Morocco, Brazil, Cambodia and the Dominican Republic.

Activities by the Foundations

TUI Foundation

More information
- *www.tui-stiftung.de*

Sponsorship of the scientific research activities accompanying the project 'Prevention by means of early promotion' for children from highest-risk families by the Criminological Research Institute of Lower Saxony was intensified. Thanks to sponsorship of the 2006 training campaign, ten additional vocational training placements were created for disadvantaged young people. In addition, the TUI Foundation supported the START project run by the non-profit Hertie Foundation, promoting particularly talented pupils with a migration background. In terms of the sponsorship of scientific projects, the Rudolf Schoen Award was awarded for the nineteenth time in 2006 to honour the best scientific publication at the Medical University of Hanover.

Hapag-Lloyd Foundation

More information
- *www.hapag-lloyd.de*

Cooperation with selected partners at the Hamburg site was continued in 2006. The promotion of young artists and talents played an essential role. Outstanding projects included sponsorship of 'Junges Schauspielhaus' in Hamburg, the St. Pauli Theatre, the Young Music Theatre Forum and the restoration training placement for Hamburg-based museums.

Scientific cooperation schemes

More information
- *www.tui-campus.de*

TUI attaches particular importance to the promotion of innovation in the tourism sector and close cooperation with universities and research institutions. In 2006, the Group founded TUI Campus, a scientific network initiative. In the framework of this project, symposia will be organised twice a year to bring experts and practitioners together for an exchange of information and views concerning issues related to tourism and communication science.

Financial Statements



136 Financial Statements

139 Notes

Profit and Loss Statement of the TUI Group for the period from 1 January 2006 to 31 December 2006

€ million	Notes	2006	2005 restated	Restatement	2005 original
Turnover	(1)	20,514.6	18,201.3	–	18,201.3
Other income	(2)	749.0	603.8	+ 1.3	602.5
Change in inventories and other own work capitalised	(3)	+ 10.7	- 3.2	–	- 3.2
Cost of material and purchased services	(4)	15,495.5	12,900.3	–	12,900.3
Personnel costs	(5)	2,435.4	2,304.2	–	2,304.2
Depreciation and amortisation	(6)	667.4	504.9	- 0.2	505.1
Impairment	(7)	763.8	18.3	–	18.3
Other expenses	(8)	2,517.4	2,489.5	+ 0.1	2,489.4
Financial income	(9)	226.7	185.0	–	185.0
Financial expenses	(10)	408.1	421.9	–	421.9
Result from companies measured at equity	(11)	+ 50.5	+ 39.1	–	+ 39.1
Earnings before taxes on income		**- 736.1**	**+ 386.9**	**+ 1.4**	**+ 385.5**
Income taxes	(12)	+ 127.6	+ 86.8	- 0.1	+ 86.9
Result from continuing operations		**- 863.7**	**+ 300.1**	**+ 1.5**	**+ 298.6**
Result from discontinuing operations	(13)	+ 17.1	+ 196.2	–	+ 196.2
Group profit/loss for the year		**- 846.6**	**+ 496.3**	**+ 1.5**	**+ 494.8**
Group profit for the year attributable to shareholders of TUI AG	(14)	- 893.3	+ 458.0	+ 1.3	+ 456.7
Group profit for the year attributable to minority interests	(15)	+ 46.7	+ 38.3	+ 0.2	+ 38.1
Group profit/loss for the year		**- 846.6**	**+ 496.3**	**+ 1.5**	**+ 494.8**

€	Notes	2006	2005 restated	Restatement	2005 original
Basic earnings per share	(16)	**- 3.66**	**+ 2.29**	**+ 0.01**	**+ 2.28**
from continuing operations		- 3.73	+ 1.32	+ 0.01	+ 1.31
from discontinuing operations		+ 0.07	+ 0.97	–	+ 0.97
Diluted earnings per share		**- 3.66**	**+ 2.17**	**+ 0.01**	**+ 2.16**
from continuing operations		- 3.73	+ 1.28	+ 0.01	+ 1.27
from discontinuing operations		+ 0.06	+ 0.89	–	+ 0.89

Balance Sheet of the TUI Group as at 31 December 2006

€ million	Notes	31 Dec 2006	31 Dec 2005 restated	Restatement	31 Dec 2005 original
Assets					
Goodwill	(17)	3,134.8	3,836.2	+ 79.8	3,756.4
Other intangible assets	(18)	604.9	863.5	- 35.0	898.5
Investment property	(19)	95.7	90.2	–	90.2
Property, plant and equipment	(20)	5,145.7	5,882.2	+ 1.2	5,881.0
Companies measured at equity	(21)	407.7	372.7	–	372.7
Financial assets available for sale	(22)	117.3	122.9	–	122.9
Trade accounts receivable and other receivables	(23)	351.7	364.9	–	364.9
Derivative financial instruments	(24)	7.8	51.1	–	51.1
Current and deferred income tax claims	(25)	275.6	299.4	–	299.4
Non-current assets		**10,141.2**	**11,883.1**	**+ 46.0**	**11,837.1**
Inventories	(26)	129.3	150.4	–	150.4
Financial assets available for sale	(22)	5.8	5.8	–	5.8
Trade accounts receivable and other receivables	(23)	1,778.0	1,856.5	–	1,856.5
Derivative financial instruments	(24)	76.2	149.1	–	149.1
Current and deferred income tax claims	(25)	23.4	15.6	–	15.6
Cash and cash equivalents	(27)	688.7	599.2	–	599.2
Assets held for sale	(28)	171.4	714.7	–	714.7
Current assets		**2,872.8**	**3,491.3**	**–**	**3,491.3**
		13,014.0	**15,374.4**	**+ 46.0**	**15,328.4**

€ million	Notes	31 Dec 2006	31 Dec 2005 restated	Restatement	31 Dec 2005 original
Equity and liabilities					
Subscribed capital	(29)	641.7	641.0	–	641.0
Capital reserves	(30)	2,396.2	2,385.0	–	2,385.0
Revenue reserves	(31)	- 597.9	783.8	- 8.4	792.2
Hybrid capital	(32)	294.8	294.8	–	294.8
Equity before minority interests		**2,734.8**	**4,104.6**	**- 8.4**	**4,113.0**
Minority interests	(33)	275.5	262.2	–	262.2
Equity		**3,010.3**	**4,366.8**	**- 8.4**	**4,375.2**
Pension provisions and similar obligations	(34)	1,056.1	1,260.8	–	1,260.8
Current income tax provisions	(35)	177.0	195.4	+ 51.8	143.6
Deferred income tax provisions	(35)	60.1	144.4	- 5.4	149.8
Other provisions	(35)	435.5	401.9	–	401.9
Non-current provisions		**1,728.7**	**2,002.5**	**+ 46.4**	**1,956.1**
Financial liabilities	(36)	3,477.6	3,213.9	–	3,213.9
Derivative financial instruments	(38)	27.0	32.1	–	32.1
Other liabilities	(39)	28.3	39.4	–	39.4
Non-current liabilities		**3,532.9**	**3,285.4**	**–**	**3,285.4**
Non-current provisions and liabilities		**5,261.6**	**5,287.9**	**+ 46.4**	**5,241.5**
Pension provisions and similar obligations	(34)	29.0	32.8	–	32.8
Current income tax provisions	(35)	87.8	19.8	–	19.8
Other provisions	(35)	575.9	601.0	+ 33.0	568.0
Current provisions		**692.7**	**653.6**	**+ 33.0**	**620.6**
Financial liabilities	(36)	422.0	1,144.3	–	1,144.3
Trade accounts payable	(37)	1,958.4	2,078.7	- 25.0	2,103.7
Derivative financial instruments	(38)	116.2	41.0	–	41.0
Other liabilities	(39)	1,550.7	1,513.6	–	1,513.6
Current liabilities		**4,047.3**	**4,777.6**	**- 25.0**	**4,802.6**
Liabilities related to assets held for sale	(40)	**2.1**	**288.5**	**–**	**288.5**
Current provisions and liabilities		**4,742.1**	**5,719.7**	**+ 8.0**	**5,711.7**
		13,014.0	**15,374.4**	**+ 46.0**	**15,328.4**

Statement of Recognised Income and Expenses

€ million	2006	2005 restated
Currency translation	- 216.7	175.1
Recognition of differences from currency translations in profit or loss	68.4	–
Change in value of companies measured at equity with no effect on profit or loss	- 11.8	–
Changes in the fair value of available for sale financial instruments	15.1	- 0.1
Recognition of available for sale financial instruments in profit or loss	–	- 0.6
Changes in the fair value of cash flow hedges	- 237.4	102.9
Recognition of results of cash flow hedges in profit or loss	- 109.0	92.0
Actuarial gains and losses from pension provisions and associated fund assets	183.7	- 297.6
Tax item directly offset against equity	64.7	23.5
Income and expenses directly recognised in equity	**- 243.0**	**95.2**
Group profit/loss	- 846.6	496.3
Total income and expenses recognised in the financial year	**- 1,089.6**	**591.5**
attributable to shareholders of TUI AG	- 1,123.9	543.7
attributable to minority interest	34.3	47.8

Cash Flow Statement

€ million	Notes	2006	2005 restated	Var.
Group profit/loss		- 846.6	494.8	- 1,341.4
Deprecation, amortisation and impairments (+)/write-back (-)		1,448.7	529.8	918.9
Other non-cash expenses (+)/income (-)		- 13.0	- 59.3	46.3
Interest expenses (excl. interest relating to pension obligations)		272.1	278.2	- 6.1
Profit (-) / Loss (+) from disposals of non-current assets		- 275.5	- 182.1	- 93.4
Increase (-)/decrease (+) in inventories		- 45.1	94.5	- 139.6
Increase (-)/decrease (+) in receivables and other assets		32.6	- 161.9	194.5
Increase (+)/decrease (-) in provisions		13.9	71.0	- 57.1
Increase (+)/decrease (-) in liabilities (excl. financial liabilities)		- 120.6	- 100.4	- 20.2
Cash inflow/outflow from operating activities	(45)	**466.5**	**964.6**	**- 498.1**
Payments received from disposals of property, plant and equipment, investment property and intangible assets		610.2	345.2	265.0
Payments received from disposals of consolidated companies (excl. disposals of cash and cash equivalents due to divestments)		719.7	351.0	368.7
Payments received from the disposals of other non-current assets		54.8	144.9	- 90.1
Payments made for the investment in property, plant and equipment, investment property and intangible assets		- 650.9	- 856.8	205.9
Payments made for investments in consolidated companies (excl. cash and cash equivalents received due to acquisitions)		- 43.9	- 2,099.7	2,055.8
Payments made for the investment in other non-current assets		- 51.3	- 37.4	- 13.9
Cash inflow/outflow from investing activities	(46)	**638.6**	**- 2,152.8**	**2,791.4**
Payments received from capital increases and allowances by shareholders		8.9	1,281.1	- 1,272.2
Dividend payments				
- TUI AG		- 193.1	- 137.6	- 55.5
- subsidiaries to other shareholders		- 16.5	- 12.5	- 4.0
Payments received from the issue of loans and the raising of financial liabilities		611.1	2,086.8	- 1,475.7
Payments made for redemption of loans and financial liabilities		- 1,223.2	- 1,594.7	371.5
Interest paid		- 239.9	- 316.6	76.7
Cash inflow/outflow from financing activities	(47)	**- 1,052.7**	**1,306.5**	**- 2,359.2**
Net change in cash and cash equivalents		**52.4**	**118.3**	**- 65.9**
Development of cash and cash equivalents	(48)			
Cash and cash equivalents at beginning of period		**607.5**	**481.1**	
Change in cash and cash equivalents due to changes in consolidation		25.7	- 2.0	
Change in cash and cash equivalents due to exchange rate fluctuations		3.1	10.1	
Change in cash and cash equivalents with cash effects		52.4	118.3	
Cash and cash equivalents at end of period		**688.7**	**607.5**	
of which included in the balance sheet item assets classified as held for sale		0.0	8.3	
Cash and cash equivalents at end of period for continuing operations		**688.7**	**599.2**	

Notes Principles and Methods underlying the Consolidated Financial Statements

General

TUI AG, based in Hanover, Karl-Wiechert-Allee 4, is the TUI Group's parent company and a listed stock corporation under German law. The Company has been registered in the commercial registers of the district courts of Berlin-Charlottenburg (HRB 321) and Hanover (HRB 6580).

TUI operates in two core businesses, tourism and shipping. TUI is Europe's largest integrated tourism group and, in terms of published turnover in 2005, market leader in Germany, the UK and France as well as one of the leading tourism companies in nine other European countries. Following the successful integration of CP Ships into Hapag-Lloyd, TUI operates one of the world's five leading container lines. TUI's shipping division also comprises a passenger shipping company.

The members of the Executive Board and the Supervisory Board, as well as other board memberships held by them, are listed separately in an annex to the section 'Corporate Governance' in the annual report.

The Executive Board and the Supervisory Board have submitted the declaration of compliance concerning the German Corporate Governance Code required pursuant to section 161 of the German Stock Corporation Act (AktG) and made it permanently accessible to the general public on the Company's website (www.tui-group.com).

The financial year of TUI AG and its main subsidiaries corresponds to the calendar year. The consolidated financial statements were prepared in euro. Unless stated otherwise, all amounts are indicated in million euros (€ million).

Accounting principles

The legal duty for TUI AG to prepare consolidated financial statements in accordance with the rules of the International Accounting Standards Board (IASB), the International Financial Reporting Standards (IFRS), is derived from section 315a sub-section 1 of the German Commercial Code (HGB) in combination with the Regulation EEC No. 1606/2002 of the European Union.

The IFRS are applied in the form in which they have been transposed into national legislation in the framework of the endorsement process by the European Commission. In addition, the commercial-law provisions stipulated by section 315a subsection 1 HGB are complied with. All requirements of each of the compulsory standards applicable as per the balance sheet date were completely fulfilled. As of the beginning of the 2006 financial year, the following standards, revised or newly published by the IASB, were applicable: IAS 21 The Effects of Changes in Foreign Exchange Rates (amendment for net investment in a foreign operation), IAS 39 Financial Instruments: Recognition and Measurement (amendment for cash flow

hedges of forecast intragroup transactions), IAS 39 Financial Instruments: Recognition and Measurement (amendment for fair value option), IAS 39 Financial Instruments: Recognition and Measurement (amendment for financial guarantee contracts), IFRS 4 Insurance Contracts (amendment for financial guarantee contracts), IFRS 6 Exploration for and Evaluation of Mineral Assets, IFRIC 4 Determining Whether an Arrangement Contains a Lease, IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, IFRIC 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. The application of these standards did not result in any significant changes in the TUI Group's accounting and measurement methods.

In addition, the revised IAS 19 Employee Benefits has been effective since 1 January 2006. This standard has already been applied voluntarily since 1 January 2005, and the option offered under this standard to offset actuarial gains or losses against equity at the date they occur outside profit and loss was exercised.

The following amendments to published, revised or newly adopted standards, already adopted by the IASB, were not yet applied in the 2006 financial year:
- IAS 1 Presentation of Financial Statements (Amendement re. Capital Disclosures),
- IFRS 7 Financial Instruments: Disclosures,
- IFRS 8 Operating Segments,
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies,
- IFRIC 8 Scope of IFRS 2,
- IFRIC 9 Reassessment of Embedded Derivatives,
- IFRIC 10 Interim Financial Reporting and Impairment,
- IFRIC 11 Group and Treasury Share Transactions according to IFRS 2,
- IFRIC 12 Service Concession Arrangements.

These amendments are only effective as of the 2007 financial year or later. The effects of the application of these standards on TUI AG's consolidated financial statements are not yet known or cannot be reliably assessed at the current point in time.

Due to the short period between the acquisition of the CP Ships Group and the preparation of the consolidated financial statements, the fair values of the acquired assets and contingent liabilities as well as the acquisition costs were only determined on a preliminary basis in the 2005 financial year. Final determination was effected in the last quarter of the completed financial year within the twelve-month period after the acquisition date stipulated by IFRS 3.62. In accordance with IFRS 3, comparative disclosures for periods prior to the completion of the first time accounting of the acquisition transaction must be presented retrospectively as if the purchase price allocation had already been completed at the date of the acquisition. In order to enhance the comparability of figures, the restated figures for 2005 are therefore provided alongside the originally published figures for 2005, both for the profit and loss statement and the balance sheet. The table shown below provides an overview of the retrospective changes in the purchase price allocation.

	Original carrying amounts at date of first time consolidation		Adjustment of the purchase price allocation		Carrying amounts at date of first time consolidation after adjustment	
	$ million	€ million	$ million	€ million	$ million	€ million
Goodwill	–	–	–	–	–	–
Other intangible assets	891.8	744.5	- 41.8	- 34.9	850.0	709.6
Ships	1,340.5	1,118.9	1.4	1.2	1,341.9	1,120.1
Containers	163.6	136.6	–	–	163.6	136.6
Other property, plant and equipment	101.8	85.0	–	–	101.8	85.0
Financial assets available for sale	0.5	0.4	–	–	0.5	0.4
Trade accounts receivable and other receivables	540.3	451.0	–	–	540.3	451.0
Receivables from derivative financial instruments	22.1	18.4	–	–	22.1	18.4
Inventories	42.7	35.6	–	–	42.7	35.6
Cash and cash equivalents	367.5	306.8	–	–	367.5	306.8
Pension provisions	22.8	19.0	–	–	22.8	19.0
Current income tax provisions	2.9	2.5	61.2	51.1	64.1	53.6
Deferred income tax provisions	21.4	17.9	- 6.3	- 5.3	15.1	12.6
Other provisions	151.4	126.3	40.6	33.9	192.0	160.2
of which litigation risks	(58.8)	(49.1)	(–)	(–)	(58.8)	(49.1)
of which contingent liabilities	(6.7)	(5.6)	(–)	(–)	(6.7)	(5.6)
Financial liabilities	605.5	505.5	–	–	605.5	505.5
Trade accounts payable	496.1	414.1	- 28.6	- 23.9	467.5	390.2
Other liabilities	158.9	132.6	–	–	158.9	132.6
Equity	**2,011.8**	**1,679.3**	**- 107.3**	**- 89.5**	**1,904.5**	**1,589.8**

The goodwill arising in the consolidated balance sheet from netting the purchase price for the acquisition of around 89.0% of the shares in October 2005 and the revalued interst in equity rose by USD 95.4 million (€ 79.6 million) due to the changes in the purchase price allocation. The retrospective reduction in the incidental acquisition costs, which were only determined on a preliminary basis in 2005 since some invoices had not yet been received, of USD 0.9 million (€ 0.8 million) resulted in a reduction in the originally capitalised goodwill of the same amount. Final goodwill thus amounted to USD 144.9 million (€ 121.0 million) at the date of first time consolidation. To a large extent, goodwill was part of the expected synergy potential. The negative goodwill which arose in the framework of the acquisition of a minority share in December 2005 rose by USD 11.6 million (€ 9.8 million) to USD 15.6 million (€ 13.1 million). The negative goodwill was directly offset against other revenue reserves. The Group's profit for the year in 2005 rose by USD 1.9 million (€ 1.5 million), with USD 0.2 million (€ 0.2 million) relating to minority shares.

Furthermore, the structure of some assets in the consolidated balance sheet was adjusted in comparison with 2005. In particular, the shares in non-consolidated Group companies, shares in investment companies and securities, shown as investments in 2005, were now carried as financial assets available for sale. Loans, which were included in financial investments in 2005, were summarised under 'Advances and loans' with advances and payments on account. This item was one of the items of trade accounts receivable and other receivables shown in the consolidated balance sheet. 2005 loans of € 27.7 million, classified as non-current financial investments, were classified as current assets due to the adjustment of the structure of the consolidated balance sheet.

Principles and methods of consolidation

Principles

The consolidated financial statements included all major companies in which TUI AG was able, directly or indirectly, to determine the financial and operating policies so as to obtain benefits from the activity of these companies (subsidiaries). As a rule, the control was exercised by means of a majority of voting rights. The RIUSA II Group was included on the basis of equal equity interests and voting rights for TUI AG and its co-shareholder due to de facto control. In the light of overall circumstances, TUI AG was able to determine the financial and operating policies so as to obtain benefits from the activity of this hotel group. In assessing whether the Company was able to control these companies, the existence and effects of potential voting rights which the Company had a right to exercise or convert were taken into account. These companies were included in the consolidated financial statements as of the date at which the TUI Group gained control. When the TUI Group ceased to control these companies, they were removed from consolidation.

The consolidated financial statements were prepared on the basis of the audited individual or consolidated annual financial statements of TUI AG and its subsidiaries, prepared on the basis of uniform accounting, measurement and consolidation methods.

Shareholdings in companies in which the Group was able to exert significant influence over the financial and operating decisions within these companies (associated companies, shareholding of 20% to less than 50%) were measured at equity. Companies managed jointly with one or several partners (joint ventures, shareholding of 50%) were also measured at equity. The principles applied in determining the dates as of which associated companies and joint ventures were included in or removed from the group of companies measured at equity corresponded to those applying to subsidiaries. Equity measurement in each case was based on the last annual or consolidated financial statements.

Group of consolidated companies

In the 2006 financial year, the consolidated financial statements included a total of 39 domestic and 348 foreign subsidiaries, besides TUI AG.

60 domestic and 111 foreign subsidiaries were not included in the consolidated financial statements. Even when taken together, these companies were not significant for the presentation of a true and fair view of the financial position and performance of the Group.

After 31 December 2005, 26 companies were newly included in consolidation. Five companies had to be included for the first time due to acquisitions. Another 16 companies were included for the first time due to an expansion of their business operations, with five companies included in consolidation for the first time since they were newly established. 21 of the companies included in consolidation for the first time related to the tourism division, three companies to the shipping division and two companies to the holding companies sector.

Since 31 December 2005, a total of 82 companies were removed from consolidation. Of these deconsolidated companies, 47 companies were related to the tourism division, 18 companies to the shipping division, 15 companies to the trading sector

and two companies to other operating sectors. The group of consolidated companies declined by 35 companies due to the divestment of the TQ3 Group (twelve companies), the US steel service group (15 companies), the TUI InfoTec Group (two companies), Wolf GmbH and five further companies. Another 47 companies were deconsolidated due to liquidation, reduction of their business operations and mergers.

As at 31 March 2006, TUI AG completed the divestment of its business travel activities, pooled under the TQ3 Travel Solutions Management Holding GmbH, to the Dutch company BCD Holdings N.V. Until 31 March 2006, the TQ3 Group generated turnover of € 62.3 million and earnings after taxes of € - 3.1 million. In 2005, its turnover had totalled € 254.1 million with earnings of € - 7.6 million. The divestment of a total of twelve subsidiaries was effected at a selling price of € 232.9 million. After deduction of the selling expenses and the realisation of exchange differences with an effect on results of € 16.1 million, the divestment generated total positive earnings before taxes of € 151.1 million for the 'Other tourism' sector. In the framework of the divestment, liabilities to TUI AG of around € 98 million were offset. In the financial year under review, the divestment resulted in a total cash inflow of € 283.0 million.

€ million	31 March 2006	31 Dec 2005
Goodwill	104.7	104.9
Other intangible assets	2.9	2.5
Property, plant and equipment	15.9	23.0
Financial assets available for sale	13.5	13.9
Trade accounts receivable and other receivables	136.0	114.0
Deferred income tax claims	4.5	2.3
Cash and cash equivalents	30.6	7.3
Pension provisions	14.2	13.7
Income tax provisions	2.5	1.8
Other provisions	16.1	14.6
Financial liabilities	5.5	6.2
Trade accounts payable	60.6	39.7
Other liabilities	143.5	118.5
Equity	**65.7**	**73.4**
of which minority interests	**-**	**-**

Since the sales negotiations became increasingly specific, the business travel activities were already classified as a disposal group in accordance with IFRS 5 as at 20 December 2005. The assets and liabilities of the TQ3 Group therefore already had to be summarised in separate balance sheet items in the consolidated financial statements for 2005.

As at 9 May 2006, TUI AG sold its indirect wholly-owned subsidiary PNA Group Inc. to US financial investor Platinum Equity. Until the divestment date, the US steel service companies generated turnover of € 401.0 million with earnings after taxes of € 19.8 million. In 2005, turnover had totalled € 1,002.9 million, with earnings of € 33.3 million. The 15 subsidiaries were sold at a selling price of € 210.8 million. After deduction of the expenses and the realisation of foreign currency exchange differences of a total of € 7.0 million associated with the divestment, the trading sector posted overall negative earnings before taxes of € 12.7 million relating to the divestment. In the financial year under review, the divestment resulted in a total cash inflow of € 267.3 million.

€ million	9 May 2006	31 Dec 2005
Property, plant and equipment	59.6	63.7
Companies measured at equity	7.0	6.8
Trade accounts receivable and other receivables	364.7	316.0
Deferred income tax claims	10.2	4.2
Cash and cash equivalents	0.8	1.7
Pension provisions	7.4	7.9
Income tax provisions	14.4	2.6
Other provisions	10.0	13.8
Financial liabilities	67.7	50.4
Trade accounts payable	120.0	94.0
Other liabilities	3.7	5.8
Equity	**219.1**	**217.9**
of which minority interests	**2.6**	**2.4**

With the application of IFRS 5 as at 1 January 2005, the US steel service companies had been classified as discontinuing operations. The assets and liabilities of the PNA Group already had to be summarised in separate balance sheet items in the consolidated financial statements for 2005.

As at the end of the first half of 2006, the specialist travel operations of TUI Nederland were sold in the framework of a management buy-out. TUI Nederland N.V. sold all assets and liabilities of the specialist tour operators at a selling price of € 17.5 million to De Reisspezialisten Groep B.V. The divestment resulted in positive earnings before taxes of € 12.8 million. The turnover and earnings contribution of the sold group of specialist tour operators in relation to the turnover and earnings of the TUI Group was insignificant.

With effect from 5 October 2006, TUI AG sold its 80% interest in Wolf GmbH at a selling price of € 61.8 million to CENTROTEC Sustainable AG. Until it was sold, Wolf GmbH generated turnover of € 154.1 million and earnings after taxes of € 3.6 million. In 2005, its turnover had totalled € 192.0 million with earnings of € 3.0 million. Due to the forthcoming divestment, the business operations of Wolf GmbH were classified as a disposal group in accordance with IFRS 5 as per 12 September 2006. The divestment resulted in earnings before taxes of € 34.7 million. In the financial year under review, the divestment resulted in a total cash inflow of € 75.8 million.

€ million	5 Oct 2006	31 Dec 2005
Intangible assets	4.1	3.7
Property, plant and equipment	40.8	41.6
Financial assets available for sale	2.4	2.4
Inventories	25.8	19.1
Trade accounts receivable and other receivables	38.5	29.5
Deferred income tax claims	1.7	2.0
Cash and cash equivalents	–	0.2
Pension provisions	20.8	20.1
Income tax provisions	9.9	9.3
Other provisions	18.5	17.2
Trade accounts payable	11.1	5.5
Other liabilities	19.1	10.8
Equity	**33.9**	**35.6**
of which minority interests	**6.8**	**7.1**

On 27 September 2006, TUI AG sold 50.1% of its shares in TUI InfoTec GmbH and a further subsidiary to Sonata Software Limited, Bangalore, at a selling price of € 18.0 million. The shares were transferred upon the occurrence of several suspensive conditions on 24 November 2006. Until the share transfer date, the TUI InfoTec Group generated turnover of € 98.4 million and earnings before income taxes of € 2.4 million. In 2005, its turnover had totalled € 132.2 million with earnings of € - 10.9 million. Due to the divestment, the business operations of the TUI InfoTec Group were classified as a disposal group in accordance with IFRS 5 as at 23 August 2006. The disposal resulted in earnings before taxes of € -10.6 million, taking account of the cost to sell of € 7.3 million and the additional disposal of goodwill from a Group perspective of € 4.1 million. In the financial year under review, the divestment resulted in a total cash inflow of € 13.2 million.

€ million	31 Oct 2006	31 Dec 2005
Goodwill	4.4	4.4
Intangible assets	33.0	40.5
Property, plant and equipment	13.9	9.2
Financial assets available for sale	3.8	3.4
Inventories	0.7	1.0
Trade accounts receivable and other receivables	24.5	23.6
Deferred income tax claims	0.7	–
Cash and cash equivalents	0.6	1.7
Pension provisions	10.8	8.9
Income tax provisions	12.6	10.8
Other provisions	11.5	7.0
Liabilities from finance leases	1.1	1.6
Trade accounts payable	7.6	8.2
Other liabilities	3.3	13.4
Equity	**34.7**	**33.9**
of which minority interests	**0.2**	**0.4**

As at 24 August 2006, TUI UK Limited, London acquired 100% of the shares in Explorers Travel Club Ltd., Camberley (UK), a provider of individual and organised diving tours, and four other subsidiaries. The purchase price including incidental acquisition costs totalled around GBP 8.9 million (€ 13.1 million), while net assets acquired totalled GBP 2.3 million (€ 3.5 million). Due to the purchase price allocation to individual assets and liabilities, equity rose by GBP 2.1 million (€ 3.0 million). The excess of the total acquisition cost over the revalued equity of GBP 4.5 million (€ 6.7 million) was carried as goodwill. Since the date of first time consolidation, the group generated earnings after taxes of GBP - 0.4 million (€ - 0.5 million) with turnover of GBP 3.2 million (€ 4.7 million). Since the group's financial year did not correspond to the calendar year, financial statements for the entire year 2006 were not available. It was therefore impossible to determine the disclosures of turnover and earnings generated in 2006.

	Carrying amounts at acquisition date		Revaluation of assets and liabilities		Carrying amounts at date of first time consolidation	
	GBP million	€ million	GBP million	€ million	GBP million	€ million
Intangible assets	–	–	2.6	3.7	2.6	3.7
Property, plant and equipment	2.1	3.1	0.9	1.3	3.0	4.4
Inventories	0.1	0.1	–	–	0.1	0.1
Trade accounts receivable	0.5	0.7	–	–	0.5	0.7
Cash and cash equivalents	0.7	1.1	–	–	0.7	1.1
Income tax provisions	0.1	0.2	1.4	2.0	1.5	2.2
Trade accounts payable	0.4	0.5	–	–	0.4	0.5
Other liabilities	0.6	0.8	–	–	0.6	0.8
Equity	**2.3**	**3.5**	**2.1**	**3.0**	**4.4**	**6.5**

The effects of the changes in the group of consolidated companies in the 2006 financial year on the periods under review are outlined below. While the balance sheet items of companies removed from consolidation in the 2006 financial year are only shown as at the closing date for the previous period, the items of the profit and loss statement are also shown for the completed financial year on a prorated basis.

Effects of additions to and removals from consolidation

Balance sheet **€ million**	**Additions 31 Dec 2006**	**Disposals 31 Dec 2005**
Non-current assets	77.6	124.0
Current assets	38.2	735.3
Non-current provisions	32.6	55.4
Current provisions	3.4	17.9
Non-current financial liabilities	0.3	3.4
Current financial liabilities	1.1	2.4
Non-current other liabilities	37.0	2.3
Current other liabilities	17.9	420.4

Effects of additions and removals from consolidation

Profit and loss statement **€ million**	**Additions 2006**	**2006**	**Disposals 2005**
Turnover with third parties	21.4	229.5	446.6
Turnover with consolidated Group companies	28.2	99.0	127.0
Operating income	2.7	200.5	46.8
Operating expenses	47.5	345.8	603.4
Financial income	0.8	1.0	2.8
Financial expenses	1.9	3.6	8.7
Result from companies measured at equity	–	0.3	- 0.4
Earnings before taxes on income	3.7	180.9	10.7
Income taxes	1.4	3.1	10.7
Result from continuing operations	2.3	177.8	0.0
Result from discontinuing operations	–	5.9	51.9
Group profit/loss for the year	**2.3**	**183.7**	**51.9**

22 associated companies and 32 joint ventures were measured at equity. The group of companies measured at equity rose by two companies on the previous year. The additions primarily resulted from expansions of the business activities of the companies. In addition one company was included in the group of companies measured at equity for the first time due to a share purchase and two previously consolidated companies have been measured at equity due to the disposal of shares. On the other hand, five companies were removed from the group of companies measured

at equity because of divestments of shareholdings. While two companies were reclassified from associated companies to joint ventures following the acquisition of further shares, one of the previous joint ventures now had to be carried as an associated company due to the sale of shares.

Development of the group of consolidated companies[1] and the companies measured at equity

	Balance 31 Dec 2005	Additions	Disposals	Balance 31 Dec 2006
Consolidated subsidiaries	**443**	**26**	**82**	**387**
Domestic companies	50	3	14	39
Foreign companies	393	23	68	348
Associated companies	**23**	**4**	**5**	**22**
Domestic companies	4	1	–	5
Foreign companies	19	3	5	17
Joint ventures	**29**	**6**	**3**	**32**
Domestic companies	8	1	2	7
Foreign companies	21	5	1	25

[1] excl. TUI AG

The major indirect and direct subsidiaries, associated companies and joint ventures of TUI AG are listed on page 216. A complete list of shareholdings has been deposited with the district courts of Berlin-Charlottenburg and Hanover.

Currency translation

Foreign currency transactions were translated into the functional currency at the exchange rate applicable at the date of the transaction. Gains and losses from the implementation of such transactions and the translation of assets and liabilities carried in foreign currencies at the closing rate are carried in the profit and loss statement. Profits and losses that have to be carried in equity as qualified cash flow hedges are excepted.

The financial statements of companies have to be prepared in the functional currency of the company. The respective functional currency corresponds to the currency of the economic environment in which the company primarily operates. As a matter of principle, the functional currency of all subsidiaries was the national currency of the country in which the respective subsidiary was based, with the exception of a sub-sector in container shipping and two companies in the tourism division. Where subsidiaries prepared their financial statements in currencies other than the euro, the Group's functional currency, the assets, liabilities and balance sheet notes associated with the subsidiaries were translated at the middle rate applicable at the balance sheet date (closing rate). Goodwill allocated to these companies and adjustments of the fair value arising from the acquisition of a foreign company were treated as assets and liabilities of the foreign company and were also translated at the closing rate applicable at the balance sheet date. The items of the profit and loss statement and hence the profit for the year shown in the profit and loss statement were translated at the annual average rate. For consolidated currency differences arising from the translation of net investments in economically independent foreign sub-entities, financial liabilities and other currency instruments classified as hedges of such investments were carried in equity with no effect on results.

Translation differences for non-monetary items whose changes in fair value are offset with an effect on results (e.g. equity instruments measured at fair value with an

effect on results) had to be shown as profits or losses from fair value measurement in the profit and loss statement. In contrast, translation differences for non-monetary items whose changes in fair value affected equity (e.g. for equity instruments classified as available for sale) had to be carried in the revaluation reserve for financial instruments as part of revenue reserves.

In subsidiaries operating in hyperinflationary economies, the translation of the index-linked income and expense items, including the profit for the year, was effected at the respective closing rate. The carrying amounts of the non-monetary balance sheet items of these companies were adjusted to changes in prices on the basis of purchasing power indices and subsequently translated also at the closing rate at the closing date. The purchasing power gains or losses resulting from the indexation were carried as interest income or expenses with an effect on results. However, since the beginning of 2006, none of the economies in which the TUI Group's subsidiaries operate their businesses has been classified as a hyperinflationary economy.

The translation of the financial statements of foreign companies measured at equity followed the same principles for adjusting equity and translating goodwill as those used for consolidated subsidiaries.

Differences resulting from the translation of the financial statements of foreign subsidiaries were carried with no effect on results and separately shown as differences from currency translation in the statement of changes in equity. If a foreign company or operation is sold, the differences from currency translation previously carried in equity with no effect on results were carried in the profit and loss statement as part of the gain or loss on disposal with an effect on results. Where net investment in a foreign company or foreign operation was reduced, the exchange differences were realised with an effect on results in line with the reduced proportion.

Exchange rates of relevant currencies

each €	Closing rate 31 Dec 2006	Closing rate 31 Dec 2005	Average rate 2006	Average rate 2005
British pounds sterling	0.67	0.69	0.68	0.68
US dollars	1.32	1.18	1.26	1.24
Swiss francs	1.61	1.56	1.57	1.55
Swedish kronas	9.04	9.39	9.25	9.28

Consolidation methods

Accounting of net assets of acquired subsidiaries was based on the purchase method of accounting. Accordingly, irrespective of existing minority shares, all identifiable assets, liabilities and contingent liabilities were measured at their fair values at the acquisition date. Subsequently, the acquisition costs plus the costs directly allocable to the acquisition were eliminated against the acquiree's revalued equity. Any excess of acquisition costs over net assets acquired was recognised as goodwill for all companies purchased since 1 October 1995 and recognised as an asset for the acquired subsidiary in accordance with the provisions of IAS 21. Any goodwill arising before that date continued to be eliminated against other revenue reserves. Any negative goodwill was immediately reversed with an effect on results, with the reversal effect shown as 'Other income'.

Due to the application of IRFS 3, goodwill was no longer amortised. Goodwill was regularly tested for impairment at least annually, following the completion of the annual planning process. Additional impairment tests were implemented if there

were any events or indications suggesting a potential impairment of goodwill. Transactions with minorities were treated as transactions with equity holders of the Group. Goodwill, i. e. the difference between the acquisition costs and the interest in the carrying amount of the net assets of the subsidiary, arising in the framework of the acquisition of minority interests was directly eliminated against other revenue reserves. If minority interests were sold, the difference between the gain on the disposal and the interest in the carrying amount was also offset against other revenue reserves.

In the event of step acquisitions, a complete fair value measurement of the assets and liabilities of the acquired company was effected as at the date of each acquisition transaction. The goodwill to be recognised arose from the elimination of the acquisition cost against the acquiree's revalued equity attributable to the acquired share at the respective acquisition date. Any changes in the fair values of assets and liabilities arising in between the acquisition dates were taken to equity in the consolidated balance sheet in line with the amount of holding which did not yet result in a consolidation of the company and carried as a revaluation reserve with no effect on results. In the framework of the removal of a company from consolidation, this revaluation reserve was eliminated against other revenue reserves.

The difference between the income from the disposal of the subsidiary and proportionate Group equity, including differences from currency translation carried with no effect on results, differences from the revaluation reserve, the revaluation reserve for financial assets as well as intercompany profits, was carried as a profit or loss from the disposal of the subsidiary in the consolidated profit and loss statement as at the disposal date. This provision did not apply to actuarial gains or losses carried in Group equity with no effect on results in accordance with IAS 19 in the framework of the recognition of pension provisions. In the disposal transaction, the goodwill allocable to the subsidiaries was taken into account in determining the gains or losses on disposal.

The main associated companies and joint ventures of the Group were measured at equity and, at the acquisition date, carried at their acquisition costs. The Group's share in associated companies and joint ventures included the goodwill arising from the acquisition.

The Group's share in the profits and losses of associated companies and joint ventures was carried in the profit and loss statement (result of companies measured at equity) as of the acquisition date. The share in changes in reserves was carried in Group revenue reserves. Cumulative post-acquisition changes were eliminated against the carrying amount of the shareholding. Where the share in the loss of an associated company or joint venture matched or exceeded the Group's interest in this company, including other unsecured receivables, as a matter of principles no more losses are carried. Further losses were only carried if commitments had been entered into for the associated company or joint venture, or if payments had been made for the company.

Intra-group receivables and liabilities or provisions were eliminated. Where the conditions for a consolidation of third-party liabilities were met, this consolidation method was applied. Intercompany profit from transactions between subsidiaries and companies measured at equity were eliminated in line with the Group's interest in the company. Intercompany losses were also eliminated where the transaction did not indicate an impairment of the assets transferred. Where the accounting and

measurement methods applied by associated companies and joint ventures differed from the Group-wide accounting standards and these deviations were accessible, adjustments were made.

Intercompany turnover and other income as well as the corresponding expenses were eliminated. Intercompany profits and losses from intra-group deliveries or services were eliminated with an effect on results, with deferred income taxes taken into account. However, intercompany losses were taken as an indicator for the need to implement an impairment test for the asset transferred. Intra-group deliveries and services were usually provided in conformity with the arm's length principle. Intercompany profits from deliveries to and from companies measured at equity were eliminated on the basis of the same principles when the corresponding facts were known.

Accounting and measurement

The financial statements of the companies included in the TUI Group were prepared in accordance with uniform accounting and measurement principles. The amounts stated in the consolidated financial statements were not determined by tax regulations but solely by the commercial presentation of the net worth and financial position as set out in the rules of the IASB.

Realisation of income

Turnover comprised the fair value of the consideration received or to be received for the sale of products and services in the framework of ordinary business activities. Turnover was carried excluding value-added tax, returns, discounts and price rebates and after elimination of intra-Group sales.

As a matter of principle, turnover and other income was carried upon rendering of the service or delivery of the assets and hence upon transfer of the risk.

The commission income from package tours sold by the travel agencies was recognised upon payment by the customers, but at the latest upon departure. The services of tour operators mainly consisted in the organisation and coordination of package tours. Turnover from the organisation of tours was therefore fully recognised upon the start of the tour. Turnover from individual travel modules directly booked with airlines, hotel companies and incoming agencies by the customers was realised when the customers used the corresponding service.

Income from non-completed shipping tours was recognised according to the percentage of completion at the balance sheet date. In container shipping, the percentage of completion corresponded to the relationship between the expenses already incurred and the expected overall expense for the shipping tour. The realisation of income was based on the determined and constantly reviewed profit margins for the individual trade lanes. In the cruise sector, the percentage of completion was determined as the ratio between travel days completed by the balance sheet date and overall travel days.

Interest income and expenses were reported on an accrual basis according to the effective interest method. Dividends were reported when the legal claim had arisen.

Goodwill and other intangible assets

Acquired intangible assets were carried at cost. Self-generated intangible assets, primarily software used by the Group itself, were capitalised at cost where an inflow of future economic benefits for the Group was probable and could be reliably

measured. The cost of production comprised direct costs and directly allocable overheads. Intangible assets with a limited service life were amortised over the expected useful life. Concessions and industrial property rights and similar rights and values were amortised over a period of up to 20 years. Software amortisation usually covered a period of up to three years, in exceptional cases of up to ten years. Intangible assets with an indefinite useful life were not amortised but had to be tested for impairment at least annually. Additional impairment tests had to be conducted when there were any events or indications suggesting a potential impairment. Impairments were charged when the future recoverable amount from the asset was below its carrying amount. The recoverable amount of an asset was the fair value less cost to sell or the present value of future cash flows expected to arise from the asset (value in use), if higher. The Group's intangible assets with an indefinite useful life exclusively consisted of goodwill.

Impairment tests for goodwill were conducted on the basis of cash-generating units. According to the IASB rules, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets. In the tourism segment, cash-generating units were established for the individual source markets, i.e. for specific countries, on the one hand and for individual subsidiaries in the tourist destinations on the other. The shipping segment was defined as one single cash-generating unit in its entirety.

In the framework of the impairment tests, the carrying amounts of the tested entities plus the allocated goodwill were compared with their value in use less expected costs to sell. The value in use less expected costs to sell is the amount that could be generated for the cash-generating unit between knowledgeable, willing, independent business partners after deduction of costs to sell. Details concerning the implemented impairment tests are outlined in note 7.

Where the original causes for impairments charged in previous years no longer applied, the impairment was written back to other income. In accordance with IAS 36, write-backs of goodwill were not admissible.

Property, plant and equipment

Property, plant and equipment were recognised at amortised cost. The cost of purchase comprised all costs incurred to purchase an asset and bring it to working condition. The cost of production was determined on the basis of direct costs and directly allocable overheads and depreciation. The cost of finance for the acquisition or the period of production was not capitalised.

Use-related depreciation and amortisation was based on the following useful lives:

Useful lives

	Useful lives
Hotel buildings	30 to 40 years
Other buildings	up to 50 years
Container ships	25 years
Classification costs	depending on intervals, up to 5 years
Cruise ships	30 years
Classification costs	depending on intervals, up to 2 years
Aircraft	
Fuselages	18 years
Engines	18 years
Engine overhaul	depending on intervals, up to 5 years
Major overhaul	depending on intervals, up to 5 years
Spare parts	12 years
Containers and semi-trailers	up to 12 years
Other machinery and fixtures	up to 40 years
Operating and business equipment	up to 10 years

Moreover, the level of depreciation was determined by the residual amounts recoverable at the end of the useful life of an asset. While the residual value of a container ship corresponded to its scrap value, the residual value assumed for cruise ships and their hotel complexes in first time recognition amounted to 30% of the acquisition costs. The depreciation of aircraft fuselages, aircraft engines and spare parts in first time recognition was determined on the basis of a residual value of 20% of the cost of acquisition.

Both the useful lives and assumed residual values were reviewed on an annual basis in the framework of the preparation of the annual financial statements. Residual values were reviewed on the basis of comparable assets having reached the end of their useful lives. Any adjustments required were presented as corrections of scheduled depreciation over the remaining useful life of the asset. The restatement of depreciation was effected retrospectively for the entire financial year in which the review took place. Where the review resulted in an increase in the recoverable residual value so that it exceeded the remaining net carrying amount of the asset, depreciation was suspended. In this case, the amounts were not written back.

Any losses in value expected to be permanent and going beyond wear-and-tear depreciation were taken into account by means of the recognition of impairment losses. If there were any events or indications suggesting an impairment, the carrying value of an asset was compared with the recoverable amount in the framework of the impairment test required in that case. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of future cash flows attributable to the asset (value in use).

Investment grants received were shown as reductions in cost where these grants were directly allocable to individual property, plant or equipment items. Where a direct allocation of grants was not possible, the grants and subsidies received were carried as deferred income under other liabilities and reversed in accordance with the useful life of the investment project.

Finance leases

In accordance with IAS 17, leased property, plant and equipment in which the TUI Group carried all essential risks and rewards incident to ownership of the assets

were capitalised. The capitalisation was based on the fair value of the asset or the present value of the minimum lease payments, if lower. Scheduled depreciation was charged over the economic life or the lease term, if shorter, on the basis of the depreciation method applicable to comparable purchased or manufactured assets. The payment obligations arising from future lease payments were carried as liabilities, with future interest expenses not taken into account. Every lease payment was broken down into an interest and a redemption portion so that the liability from the lease yielded constant interest. The interest portion was carried in the profit and loss statement with an effect on results.

Where companies of the TUI Group acted as lessors in finance leases, receivables equivalent to the net investment value of the leases were carried. The periodical distribution of the income from finance leases resulted in constant interest payments on the outstanding net investment volume of the leases over the course of time. Rental income from operating leases was recognised on a straight-line basis over the term of the corresponding contracts.

Investment property

Property not occupied for use by subsidiaries and exclusively held to generate rental income and capital gains was recognised at amortised cost. This property was depreciated over a period of up to 50 years.

Financial assets

Loans and receivables are non-derivative financial assets with fixed or fixable payments not listed in an active market. Loans and receivables are shown under 'Trade accounts receivable and other receivables' in the balance sheet.

Financial assets measured at fair value with an effect on results were only held by the Group in the form of derivative financial instruments exclusively held for trading.

Financial assets available for sale are non-derivative financial assets either allocated to this category or could not be allocated to any other category of financial assets. They have to be allocated to non-current assets if the management does not intend to sell them within twelve months after the balance sheet date. The financial assets allocated to this category were shares and securities held.

Financial assets were recognised at the trade date, on which the Group committed to buy or sell the asset. Loans and receivables as well as financial assets available for sale were at the beginning carried at fair value plus transaction costs. The assets are derecognised as at the date on which the rights for payments from the asset cease or are transferred and therefore as at the date essentially all risks and rewards are transferred associated with ownership are transferred. Financial assets available for sale were measured at their fair value after their first time recognition. Changes in the fair value were carried in equity with no effect on results until the disposal of the asset. A permanent reduction in fair value gave rise to impairments with an effect on results. In the event of subsequent reversal of the impairment, the impairment carried with an effect on results was not reversed for equity instruments but eliminated against equity with no effect on results. Where a listed market price in an active market was not available for shares held and other methods to determine the objective market value were not applicable, the shares were measured at amortised cost. Loans and receivables were recognised at amortised cost based on the effective interest method.

Derivative financial instruments and hedging

In the framework of initial measurement, derivative financial instruments were measured at the fair value attributable to them on the day of the conclusion of the agreement. The follow-up measurement was also effected at the fair value applicable at the respective balance sheet date. The method applied in recording profits and losses depended on whether the derivative financial instrument was classified as a hedge, and on the type of hedged item. As a matter of principle, the Group classifies derivative financial instruments either as fair value hedges to hedge exposure to changes in the fair value of assets or liabilities or as cash flow hedges to hedge exposure to risks of varying cash flows from higly probable future transactions.

Upon conclusion of the transaction, the Group documents the hedging relationship between the hedge and the underlying item, the risk management goal and the strategy pursued in entering into the hedges. In addition, an assessment is made both at the beginning of the hedge relationship and on a continual basis as to whether the derivatives used for the hedge compensate for the changes in the fair values or cash flows of the underlying transactions in a highly effective manner. Derivative financial instruments held for trading were carried as current assets or liabilities.

The changes in the fair value of derivatives designated to hedge exposure to changes in the fair value and qualify the hedge as a fair value hedge were carried in the profit and loss statement together with the changes in the fair value of the hedged assets or liabilities allocable to the hedged risk. If the conditions for hedge accounting were no longer met and the previously designated underlying item was measured by means of the effective interest method, the necessary adjustment of the carrying amount of the underlying transaction had to be effected over its remaining term.

The effective part of changes in the fair value of derivatives drawn to hedge the cash flow and qualify as cash flow hedges was recognised in equity. The ineffective part of such changes in the fair value, in contrast, was taken directly to the profit and loss statement with an effect on results. Amounts taken to equity were reclassified into the profit and loss statement and carried as income or expenses in the period in which the underlying transaction had an effect on results. Where a hedged future transaction resulted in the recognition of a non-financial asset or a non-financial liability, the profits or losses previously carried in equity were included in the first time measurement of the cost of the asset or liability.

If a hedge expired, was sold or no longer met the criteria for hedge accounting, the profit or loss previously in equity by then remained in equity and was only carried in the profit and loss statement with an effect on results if the originally hedged future transaction occurred. If the future transaction was no longer expected to occur, the cumulative profits or losses recognised in equity immediately had to be reclassified with an effect on results.

Changes in the fair values of derivative financial instruments not achieving the criteria for hedge accounting were directly carried in the profit and loss statement with an effect on results.

Trade accounts receivable

Trade accounts receivable were at the beginning initially carried at their fair value and subsequently measured at amortised cost on the basis of the effective interest method and the deduction of impairments. An impairment of trade accounts receivable was carried if objective indications suggested that the amounts receivable

and due were not fully matched. The impaired amount was carried under 'Other expenses' with an effect on results.

Inventories

Inventories were measured at the lower of cost or net realisable value. Net realisable value was the estimated selling price less the estimated cost incurred until the sale and the estimated variable costs required to sell. All inventories were written down individually where the net realisable value of inventories was lower than their carrying amounts. Where the original causes of inventory write-downs no longer applied, the write-downs were reversed. The measurement method applied to similar inventory items was the weighted average cost formula.

Cash and cash equivalents

Cash and cash equivalents comprised cash, sight deposits, other current highly liquid financial assets with an original term of a maximum three months and current accounts. Used credits in current accounts were shown as liabilities to banks under current financial liabilities.

Hybrid capital

In accordance with IAS 32, the bond terms of the hybrid capital issued as at the end of the 2005 financial year resulted in recognition as an equity component for the Group. Accordingly, the tax-deductible interest payments were not shown under interest expenses but were treated in analogy to dividend obligations to the shareholders. The costs of equity raising were directly deducted from the hybrid capital, taking account of deferred income taxes.

Provisions

Provisions were formed where the Group had a current legal or constructive obligation resulting from a past event and where in addition it was probable that the payment of the obligation would impact assets and the level of the provision could be reliably determined. Provisions for restructurings comprised payments for the premature termination of rental agreements and severance payments to employees. No provisions were carried for future operating losses.

Where a large number of similar obligations existed – such as in the event of legal guarantees and warranties – the probability of a burden on assets was determined on the basis of this group of obligations. A provision was also carried under liabilities if the probability of a burden on assets was low in relation to a single obligation contained in this group.

Provisions were measured at the net present value of the expected expenses with an interest rate before taxes taking account of current market expectations concerning the interest effect and the specific risks related to the obligation. The increase in the provisions due to the passage of time were carried as interest expenses with an effect on results.

The pension provision recognised for defined benefit plans corresponded to the net present value of the defined benefit obligations (DBOs) at the balance sheet date less the fair value of the plan assets. Actuarial gains and losses arising from the regular adjustment of actuarial parameters were eliminated against equity when they occurred with no effect on results. The DBOs are calculated on an annual basis by independent actuarial experts on the basis of the projected unit credit method. The net present value of the DBO is calculated by discounting the expected future outflows of cash with the interest rate of high-quality corporate bonds.

Past service cost was immediately recognised with an effect on results if the changes in the pension plan did not depend on the employee remaining in the company for a defined period of time (period until non-forfeitability). In this case, the past service cost was recognised with an effect on results on a straight line basis over the period until the commencement of non-forfeitability.

For defined contribution plans, the Group pays contributions to public, contractual or private pension insurance plans on the basis of a statutory or contractual obligation or on a voluntary basis. The Group does not have any further payment obligations beyond the payment of the contributions. The contributions were carried under personnel costs when they fell due.

Share-based payments

All share-based payment schemes existing in the Group were payment schemes paid in cash. At the date of the performance by the beneficiary, the resulting liability for the Group was carried at its fair value. Until the liability was paid, the fair value of the liability was remeasured at every reporting date and all changes in the fair value were carried with an effect on results.

Liabilities

As a matter of principle, liabilities were carried at the date on which they arose at the fair value less the costs of borrowing and transaction costs. Over the course of time, liabilities were measured at amortised cost based on the effective interest method.

When issuing bonds comprising both a pure dept component but also a second component in the form of conversion options or warrants, the funds ob-tained for the respective components were recognised in accordance with their character. At the issuing date, the dept component was carried as a bond at a value that would have been generated for the issue of this dept instrument without corresponding conversion options or warrants on the basis of existing market terms. Where the conversion options or warrants had to be classified as equity instruments, the difference compared with the issuing proceeds generated was transferred to the capital reserve with deferred taxes taken into account. With effect from 3 April 2006, TUI AG irrevocably waived its unilateral option of paying cash in the event of an exercise of the conversion options from the convertible bond issued in October 2003, and therefore the conversion options have been treated as equity instruments since the waiver date.

Currency differences resulting from the translation of trade accounts receivable were reported as a correction of the cost of purchased services and materials. Currency differences from the translation of liabilities not resulting from normal performance processes were carried under other income and expenses.

Deferred income taxes

Deferred taxes were carried for all temporary differences between the tax base of the assets/liabilities and their carrying amounts in the Group's statements (liability method). However, if a transaction is shown as something other than a business acquisition a deferred tax arises from the first time recognition of an asset or a liability which does not have an effect on profit of loss in the balance sheet or the tax balance sheet at the transaction date, tax deferral was not effected. Deferred taxes were measured on the basis of the tax rates (and tax provisions) which were applicable at the balance sheet date or had been adopted as law expected to be applicable at the realisation date of the deferred tax claim or the payment of the deferred tax liability.

Deferred tax claims were carried to the extent to which it was probable that taxable profit would be available against which the temporary difference could be used.

Deferred tax liabilities arising from temporary differences in connection with participations in associated companies, joint ventures and subsidiaries were carried unless the date of the reversal of the temporary differences could be determined by the Group and it was probable that the temporary differences would therefore not reverse in the foreseeable future.

Income tax provisions were offset against the corresponding tax refund claims where they existed in the same fiscal territory and had the same nature and maturity.

Essential assumptions and estimates

All estimates and judgments were constantly revalued and were based on past experience and other factors, including expectations concerning future events.

Goodwill was tested for impairment as at the balance sheet date. Details concerning the implementation of goodwill impairments tests are provided in note 7.

The determination of the present value of pension obligations largely depends on the selection of the discount rate, determined at the end of each year. The discount rate used was the interest rate of high-quality corporate bonds that were denominated in the currency in which the benefits will be paid, and that had terms to maturity approximating the terms of the related pension liability. Detailed information is provided in the explanations on recognised pension provisions in note 34.

The Group was liable to pay income taxes in numerous countries. Significant assumptions were required in determining the worldwide provision for income taxes. There were transactions and calculations for which the ultimate tax determination was uncertain during the ordinary course of business. The level of provisions for anticipated tax audits was based on estimates of whether and to what extent additional income taxes will be due. In the period in which the final tax determination was made, the estimates were corrected, if required.

Other essential assumptions and estimates related to the determination of useful lives and recoverable residual values of property, plant and equipment. The determined useful lives and residual values were reviewed at least annually. Details on useful lives and residual values of property, plant and equipment are provided in the section on 'Property, plant and equipment' in the chapter on 'Accounting and measurement methods'.

In accounting for business combinations, the identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values. In this process, cash flow-based methods were regularly used, which may produce different results based on the underlying assumptions. In particular, the assessment of the useful lives of intangible assets and the determination of fair values of contingent liabilities entailed an element of uncertainty since assumptions needed to be made.

Segment reporting

Notes on the segments

In primary segment reporting, the individual companies of the TUI Group were attributed to the business segments, with tourism and shipping representing the Group's core businesses. Following the divestment of Wolf GmbH, the segment 'Other operating sectors' exclusively consisted of the Group's real estate companies. TUI AG assumes both cross-divisional tasks such as finance, tax and legal, but also operating tasks for the tourism division. In this connection, TUI AG in particular acquired ownership in aircraft and container ships, passed on to the Group's airlines and shipping companies in the framework of operating leases. For the purposes of segment reporting, economic ownership was allocated to the operating companies so that the aircraft and ships represented assets of the tourism and shipping segments. Corresponding expenses and income were also allocated to the segments. The remaining operations of TUI AG and other holding companies not unambiguously allocable to other segments were pooled as non-allocable business operations (holdings).

Group segmentation was based on internal corporate control. The individual companies were allocated to the divisions and sectors based on economic criteria alone, irrespective of their participation structure under company law.

The tourism division covered all tourism companies of the Group with the exception of Hapag-Lloyd Kreuzfahrten, covered by the shipping division as its entrepreneurial management was effected by Hapag-Lloyd AG. The further classification of the tourism segment into the five sectors Central Europe, Northern Europe, Western Europe, Destinations and Other tourism activities mainly followed geographical aspects and the respective functions within the value chain.

The Central Europe sector comprised the distribution and tour operator activities in Germany, Switzerland, Austria and Poland as well as airlines Hapag-Lloyd Fluggesellschaft mbH and Hapag-Lloyd Express GmbH. The Northern Europe sector covered the travel agencies and tour operators in the UK and Ireland, the Nordic countries Sweden, Denmark, Norway and Finland as well as the airlines Thomsonfly Limited, TUIfly Nordic AB and Budget Air Ltd. The Western Europe sector comprised the distribution and tour operator activities in France, the Netherlands and Belgium as well as the airlines Corsair S.A., TUI Airlines Nederland B.V. and TUI Airlines Belgium N.V. The destinations sector included the Group's incoming agencies and hotel companies. The 'Other tourism' sector primarily comprised the business travel activities, only included on a pro rata temporis basis due to the divestment, and companies providing central services for the division until the date of disposal of these companies.

The shipping division covered both container shipping and cruise activities. In the container shipping sector, Hapag-Lloyd and CP Ships did not only offer pure container shipping operations but in particular also door-to-door container transport services. Using subcontractors, they thus offered services at all stages of the transport chain.

The Group's discontinuing operations remaining at the end of the 2005 financial year, the US steel service companies, were sold in May of 2006. Rail and tank container logistics were already sold in the 2005 financial year.

In secondary segment reporting, the Group's business activities were broken down according to geographical criteria.

Notes on the segment data
As a rule, inter-segment turnover was generated in line with the arm's length principle, applied in transactions with third parties.

The operating segment assets and liabilities comprised the assets or liabilities, excluding financial assets, financial liabilities and pension provisions as well as income taxes. Goodwill was also shown as segment assets.

Investments were additions of property, plant and equipment as well as intangible assets. Depreciation was related to segment assets and also included impairments on goodwill.

Depreciation was not taken into account in the determination of non-cash expenses.

Earnings form the divestment of subsidiaries were allocated to the individual segment earnings. The realisation of differences from currency translation with an effect on results, effected in connection with capital reductions, was assessed as related to the holding activities and therefore allocated to the holding companies in the segment report.

Financial assets as well as cash and cash equivalents were used to generate the financial result. Financial liabilities including pension provisions were carried as interest-bearing liabilities and were used to finance the operating and investing activities.

The reconciliation of segment assets and liabilities to the Group's assets or liabilities resulted from the consideration of the income tax claims or income tax provisions and liabilities not taken into account in accordance with IAS 14.

Segment reporting disclosed earnings indicators such as EBT, EBIT, EBITA, EBITDA and EBITDAR since these ratios were also used as the control basis for value-driven corporate management. In determining the ratios of the discontinuing operations, the result from discontinuing operations was reallocated to the original positions of income and expenses.

Key Figures by Divisions and Sectors

€ million	Tourism 2006	Tourism 2005	Shipping 2006	Shipping 2005 restated
Statements of results				
Third-party turnover	14,083.9	14,096.5	6,254.0	3,834.2
Inter-segment turnover	29.6	28.9	5.1	2.8
Segment turnover	**14,113.5**	**14,125.4**	**6,259.1**	**3,837.0**
Group profit/loss for the year				
Income taxes				
Earnings before taxes (EBT)	**- 335.1**	**360.0**	**- 178.6**	**279.9**
Net interest result and result from the measurement of interest hedges	- 16.0	- 5.2	- 72.4	- 39.4
Earnings before interest and taxes (EBIT)	**- 319.1**	**365.2**	**- 106.2**	**319.3**
of which at equity result	(43.0)	(35.0)	(7.5)	(4.1)
Impairment of goodwill	709.5	0.0	0.0	0.0
Impairment of companies measured at equity	3.3	0.0	0.0	0.0
Earnings before interest, taxes and amortisation of goodwill (EBITA)	**393.7**	**365.2**	**- 106.2**	**319.3**
Amortisation of other intangible assets and depreciation of property, plant and equipment	384.4	368.4	317.7	134.6
of which impairments	(31.3)	(16.3)	(15.6)	(0.1)
Other depreciation/amortisation and write-backs	- 3.0	- 0.6	0.0	0.3
of which write-backs	(0.4)	(5.6)	(0.0)	(0.5)
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**781.1**	**734.2**	**211.5**	**453.6**
Rental expenses	572.1	556.6	593.5	272.1
Earnings before interest, taxes, depreciation, amortisation and rental expenses (EBITDAR)	**1,353.2**	**1,290.8**	**805.0**	**725.7**
Assets and liabilities				
Segment assets	7,194.0	8,249.0	3,669.9	4,457.1
of which goodwill	(3,027.5)	(3,712.3)	(107.3)	(123.9)
Carrying amounts of companies measured at equity	388.8	360.7	18.9	12.0
Financial assets	1,493.4	1,063.4	195.5	884.2
Non-allocatable taxes				
Total assets				
Segment liabilities	3,299.3	3,147.2	1,100.5	1,160.9
Interest-bearing liabilities	1,888.8	1,969.4	1,773.4	1,698.0
Non-allocatable taxes				
Total liabilities and provisions				
Additional disclosures				
Non-cash expenses	2.8	7.4	0.3	2.5
Return on sales (% on EBITA)	2.8	2.6	- 1.7	8.3
Investments	542.7	566.5	190.3	508.6
Investments in goodwill	8.9	15.1	0.2	122.0
Investments in other intangible assets and property, plant and equipment	533.8	551.4	190.1	386.6
Financing ratio (%)	201.6	65.0	166.9	26.5
Personnel at year-end	44,409	50,498	8,571	9,077

* Non-allocatable to segments

	Other operating units 2006	Other operating units 2005	Holdings* 2006	Holdings* 2005	Consolidation 2006	Consolidation 2005	Continuing operations 2006	Continuing operations 2005 restated
	175.4	268.5	1.3	1.1	0.0	0.0	20,514.6	18,200.3
	10.1	9.4	17.8	16.6	- 62.6	- 56.7	0.0	1.0
	185.5	**277.9**	**19.1**	**17.7**	**- 62.6**	**- 56.7**	**20,514.6**	**18,201.3**
							- 863.7	**300.1**
							127.6	86.8
	93.3	**60.4**	**- 203.7**	**- 60.0**	**- 112.0**	**- 253.4**	**- 736.1**	**386.9**
	- 1.7	- 0.2	- 137.7	- 158.6	1.7	- 0.2	- 226.1	- 203.6
	95.0	**60.6**	**- 66.0**	**98.6**	**- 113.7**	**- 253.2**	**- 510.0**	**590.5**
	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(50.5)	(39.1)
	0.0	0.0	0.0	0.0	0.0	0.0	709.5	0.0
	0.0	0.0	0.0	0.0	0.0	0.0	3.3	0.0
	95.0	**60.6**	**- 66.0**	**98.6**	**- 113.7**	**- 253.2**	**202.8**	**590.5**
	9.4	14.8	10.7	5.8	- 0.5	- 0.4	721.7	523.2
	(0.5)	(1.9)	(6.9)	(0.0)	(0.0)	(0.0)	(54.3)	(18.3)
	0.0	0.1	- 11.5	- 4.2	0.0	- 1.9	- 14.5	- 6.3
	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.4)	(6.1)
	104.4	**75.3**	**- 43.8**	**108.6**	**- 114.2**	**- 251.7**	**939.0**	**1,120.0**
	2.6	4.2	2.0	1.5	- 14.1	- 22.9	1,156.1	811.5
	107.0	**79.5**	**- 41.8**	**110.1**	**- 128.3**	**- 274.6**	**2,095.1**	**1,931.5**
	147.1	245.2	128.9	379.0	- 56.4	- 164.4	11,083.5	13,165.9
	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(3,134.8)	(3,836.2)
	0.0	0.0	0.0	0.0	0.0	0.0	407.7	372.7
	262.0	303.0	9,264.6	9,892.6	- 9,991.7	- 11,014.8	1,223.8	1,128.4
	53.7	121.9	281.2	552.0	- 44.6	- 180.6	4,690.1	4,801.4
	100.3	130.2	4,486.0	5,014.5	- 3,263.8	- 3,139.9	4,984.7	5,672.2
	0.0	0.0	66.6	2.6	0.0	0.0	69.7	12.5
	51.2	21.8					1.0	3.2
	13.5	22.9	1.4	1.3	0.0	0.0	747.9	1,099.3
	0.0	0.0	0.0	0.0	0.0	0.0	9.1	137.1
	13.5	22.9	1.4	1.3	0.0	0.0	738.8	962.2
	69.6	64.6	764.3	446.2			191.4	47.6
	82	1,337	868	846			53,930	61,758

Key Figures by Divisions and Sectors

€ million	Continuing operations 2006	Continuing operations 2005 restated	Special logistics 2006	Special logistics 2005
Statements of results				
Third-party turnover	20,514.6	18,200.3	0.0	415.4
Inter-segment turnover	0.0	1.0	0.0	0.0
Segment turnover	**20,514.6**	**18,201.3**	**0.0**	**415.4**
Group profit/loss for the year	**- 863.7**	**300.1**		
Income taxes	127.6	86.8		
Earnings before taxes (EBT)	**- 736.1**	**386.9**	**5.3**	**150.5**
Net interest result and result from the measurement of interest hedges	- 226.1	- 203.6	0.0	- 8.1
Earnings before interest and taxes (EBIT)	**- 510.0**	**590.5**	**5.3**	**158.6**
of which at equity result	(50.5)	(39.1)	(0.0)	(0.0)
Impairment of goodwill	709.5	0.0	0.0	0.0
Impairment of companies measured at equity	3.3	0.0	0.0	0.0
Earnings before interest, taxes and amortisation of goodwill (EBITA)	**202.8**	**590.5**	**5.3**	**158.6**
Amortisation of other intangible assets and depreciation of property, plant and equipment	721.7	523.2	0.0	0.0
of which impairments	(54.3)	(18.3)	(0.0)	(0.0)
Other depreciation/amortisation and write-backs	- 14.5	- 6.3	0.0	0.0
of which write-backs	(0.4)	(6.1)	(0.0)	(0.0)
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**939.0**	**1,120.0**	**5.3**	**158.6**
Rental expenses	1,156.1	811.5	0.0	29.3
Earnings before interest, taxes, depreciation, amortisation and rental expenses (EBITDAR)	**2,095.1**	**1,931.5**	**5.3**	**187.9**
Assets and liabilities				
Segment assets	11,083.5	13,165.9	0.0	0.0
of which goodwill	(3,134.8)	(3,836.2)	(0.0)	(0.0)
Carrying amounts of companies measured at equity	407.7	372.7	0.0	0.0
Financial assets	1,223.8	1,128.4	0.0	0.0
Non-allocatable taxes				
Total assets				
Segment liabilities	4,690.1	4,801.4	0.0	0.0
Interest-bearing liabilities	4,984.7	5,672.2	0.0	0.0
Non-allocatable taxes				
Total liabilities and provisions				
Additional disclosures				
Non-cash expenses	69.7	12.5	0.0	0.0
Return on sales (% on EBITA)	1.0	3.2		38.2
Investments	747.9	1,099.3	0.0	33.0
Investments in goodwill	9.1	137.1	0.0	0.1
Investments in other intangible assets and property, plant and equipment	738.8	962.2	0.0	32.9
Financing ratio (%)	191.4	47.6		0.0
Personnel at year-end	53,930	61,758	0.0	0.0

* The discontinuing operations comprise subsequent earnings from the disposal of the Energy division of € 5.4 million as well as one-off earnings of € 1.8 million of the Destinations sector. For 2005 the earnings from the disposal of the Energy division totalled € 34.0 million.

	Trading 2006	Trading 2005	Discontinuing operations* 2006	Discontinuing operations* 2005	Consolidation 2006	Consolidation 2005	Group 2006	Group 2005 restated
	401.0	1,002.9	401.0	1,418.3	0.0	0.0	20,915.6	19,618.6
	0.0	0.0	0.0	0.0	0.0	- 1.0	0.0	0.0
	401.0	**1,002.9**	**401.0**	**1,418.3**	**0.0**	**- 1.0**	**20,915.6**	**19,618.6**
			17.1	**196.2**			**- 846.6**	**496.3**
			11.5	51.1			139.1	137.9
	16.1	**62.8**	**28.6***	**247.3***	**0.0**	**0.0**	**- 707.5**	**634.2**
	- 1.0	- 4.5	- 1.0	- 12.6	0.0	0.0	- 227.1	- 216.2
	17.1	**67.3**	**29.6***	**259.9***	**0.0**	**0.0**	**- 480.4**	**850.4**
	(0.0)	(1.2)	(0.0)	(1.2)	(0.0)	(0.0)	(50.5)	(40.3)
	0.0	0.0	0.0	0.0	0.0	0.0	709.5	0.0
	0.0	0.0	0.0	0.0	0.0	0.0	3.3	0.0
	17.1	**67.3**	**29.6***	**259.9***	**0.0**	**0.0**	**232.4**	**850.4**
	0.0	0.0	0.0	0.0	0.0	0.0	721.7	523.2
	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(54.3)	(18.3)
	0.0	0.0	0.0	0.0	0.0	0.0	- 14.5	- 6.3
	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.4)	(6.1)
	17.1	**67.3**	**29.6***	**259.9***	**0.0**	**0.0**	**968.6**	**1,379.9**
	1.1	2.2	1.1	31.5	0.0	0.0	1,157.2	843.0
	18.2	**69.5**	**30.7***	**291.4***	**0.0**	**0.0**	**2,125.8**	**2,222.9**
	0.0	377.9	0.0	377.9	0.0	0.0	11,083.5	13,543.8
	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(3,134.8)	(3,836.2)
	0.0	0.0	0.0	0.0	0.0	0.0	407.7	372.7
	0.0	8.7	0.0	8.7	0.0	- 3.1	1,223.8	1,134.0
							299.0	323.9
							13,014.0	**15,374.4**
	0.0	113.6	0.0	113.6	0.0	- 2.9	4,690.1	4,912.1
	0.0	58.3	0.0	58.3	0.0	- 0.2	4,984.7	5,730.3
							328.9	365.2
							10,003.7	**11,007.6**
	0.0	0.0	0.0	0.0	0.0	0.0	69.7	12.5
	4.3	6.7					1.1	4.3
	2.0	5.4	2.0	38.4	0.0	0.0	749.9	1,137.7
	0.0	0.0	0.0	0.1	0.0	0.0	9.1	137.2
	2.0	5.4	2.0	38.3	0.0	0.0	740.8	1,000.5
	0.0	0.0	0.0	0.0			190.9	46.0
	0.0	1,189	0.0	1,189			53,930	62,947

Key_Figures_Tourism_Division

€ million	Central Europe 2006	Central Europe 2005	Northern Europe 2006	Northern Europe 2005	Western Europe 2006	Western Europe 2005
Statements of results						
Third-party turnover	5,803.1	5,749.6	4,794.4	4,809.2	2,815.2	2,753.7
Inter-segment turnover	18.9	19.2	2.9	4.1	8.0	6.7
Segment turnover	**5,822.0**	**5,768.8**	**4,797.3**	**4,813.3**	**2,823.2**	**2,760.4**
Group profit						
Income taxes						
Earnings before taxes (EBT)	**101.2**	**82.5**	**- 388.5**	**109.2**	**- 279.0**	**- 9.6**
Net interest result and result from the measurement of interest hedges	11.7	16.6	10.2	6.3	- 15.0	- 7.0
Earnings before interest and taxes (EBIT)	**89.5**	**65.9**	**- 398.7**	**102.9**	**- 264.0**	**- 2.6**
of which at equity result	(0.2)	(2.9)	(0.0)	(0.0)	(- 0.7)	(0.1)
Impairment of goodwill	0.0	0.0	479.7	0.0	210.3	0.0
Impairment of companies measured at equity	0.0	0.0	0.0	0.0	0.0	0.0
Earnings before interest, taxes and amortisation of goodwill (EBITA)	**89.5**	**65.9**	**81.0**	**102.9**	**- 53.7**	**- 2.6**
Amortisation of other intangible assets and depreciation of property, plant and equipment	60.0	70.0	129.0	113.4	68.9	55.1
of which impairments	(0.9)	(4.4)	(0.0)	(0.0)	(0.0)	(2.5)
Other depreciation/amortisation and write-backs	- 1.1	- 2.8	0.0	0.0	0.0	- 0.3
of which write-backs	(0.0)	(0.1)	(0.0)	(0.0)	(0.0)	(1.8)
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)	**150.6**	**138.7**	**210.0**	**216.3**	**15.2**	**52.8**
Rental expenses	181.5	155.8	247.2	247.8	54.6	44.6
Earnings before interest, taxes, depreciation, amortisation and rental expenses (EBITDAR)	**332.1**	**294.5**	**457.2**	**464.1**	**69.8**	**97.4**
Assets and liabilities						
Segment assets	1,428.6	1,560.6	2,865.7	3,253.0	975.5	1,177.5
of which goodwill	(637.8)	(650.2)	(1,525.2)	(1,960.2)	(270.6)	(486.6)
Carrying amounts of companies measured at equity	13.6	14.8	0.0	0.0	0.7	0.4
Financial assets	861.6	666.7	510.0	764.8	242.4	256.3
Non-allocatable taxes						
Total assets						
Segment liabilities	1,068.7	997.6	1,463.1	1,361.6	669.2	604.5
Interest-bearing liabilities	307.5	282.9	702.8	1,040.3	373.6	473.2
Non-allocatable taxes						
Total liabilities and provisions						
Additional disclosures						
Non-cash expenses	0.9	0.4	0.0	0.0	0.8	1.5
Return on sales (% on EBITA)	1.5	1.1	1.7	2.1	- 1.9	- 0.1
Investments	156.3	109.9	89.9	91.2	79.5	232.9
Investments in goodwill	0.8	0.3	6.7	0.0	0.0	14.8
Investments in other intangible assets and property, plant and equipment	155.5	109.6	83.2	91.2	79.5	218.1
Financing ratio (%)	38.4	63.7	677.1	124.3	351.2	23.7
Personnel at year-end	9,411	9,691	14,711	16,254	6,504	6,904

	Destinations		Other tourism		Consolidation		Tourism division	
	2006	2005	2006	2005	2006	2005	2006	2005
	599.0	532.5	72.2	251.5	0.0	0.0	14,083.9	14,096.5
	611.5	593.3	99.1	127.1	- 710.8	- 721.5	29.6	28.9
	1,210.5	**1,125.8**	**171.3**	**378.6**	**- 710.8**	**- 721.5**	**14,113.5**	**14,125.4**
	92.0	**169.3**	**140.7**	**4.5**	**- 1.5**	**4.1**	**- 335.1**	**360.0**
	- 21.3	- 15.9	- 1.6	- 5.3	0.0	0.1	- 16.0	- 5.2
	113.3	**185.2**	**142.3**	**9.8**	**- 1.5**	**4.0**	**- 319.1**	**365.2**
	(43.2)	(32.4)	(0.3)	(- 0.4)	(0.0)	(0.0)	(43.0)	(35.0)
	19.5	0.0	0.0	0.0	0.0	0.0	709.5	0.0
	3.3	0.0	0.0	0.0	0.0	0.0	3.3	0.0
	136.1	**185.2**	**142.3**	**9.8**	**- 1.5**	**4.0**	**393.7**	**365.2**
	111.0	85.7	15.9	45.1	- 0.4	- 0.9	384.4	368.4
	(30.4)	(4.5)	(0.0)	(4.9)	(0.0)	(0.0)	(31.3)	(16.3)
	- 3.3	2.5	0.0	0.0	1.4	0.0	- 3.0	- 0.6
	(0.4)	(3.7)	(0.0)	(0.0)	(0.0)	(0.0)	(0.4)	(5.6)
	250.4	**268.4**	**158.2**	**54.9**	**- 3.3**	**3.1**	**781.1**	**734.2**
	77.8	85.4	14.7	25.4	- 3.7	- 2.4	572.1	556.6
	328.2	**353.8**	**172.9**	**80.3**	**- 7.0**	**0.7**	**1,353.2**	**1,290.8**
	1,989.4	2,019.4	0.0	320.8	- 65.2	- 82.3	7,194.0	8,249.0
	(593.9)	(615.3)	(0.0)	(0.0)	(0.0)	(0.0)	(3,027.5)	(3,712.3)
	357.7	345.1	16.8	0.4	0.0	0.0	388.8	360.7
	121.4	83.2	0.0	26.3	- 242.0	- 733.9	1,493.4	1,063.4
	166.8	158.3	0.0	113.7	- 68.5	- 88.5	3,299.3	3,147.2
	724.3	788.5	18.4	115.8	- 237.8	- 731.3	1,888.8	1,969.4
	1.1	5.1	0.0	0.4	0.0	0.0	2.8	7.4
	11.2	16.5	83.1	2.6			2.8	2.6
	202.4	114.3	14.6	18.2	0.0	0.0	542.7	566.5
	1.4	0.0	0.0	0.0	0.0	0.0	8.9	15.1
	201.0	114.3	14.6	18.2	0.0	0.0	533.8	551.4
	64.5	75.0	108.9	247.8			201.6	65.0
	13,783	12,866	0.0	4,783			44,409	50,498

Key Figures by Regions

€ million	Germany 2006	Germany 2005	EU (excl. Germany) 2006	EU (excl. Germany) 2005	Rest of Europe 2006	Rest of Europe 2005
Consolidated turnover by customers	**5,428.4**	**5,734.9**	**10,577.2**	**9,975.2**	**710.1**	**528.6**
of which discontinuing operations	(0.0)	(201.5)	(0.0)	(154.8)	(0.0)	(35.6)
Consolidated turnover by domicile of companies	**9,782.5**	**8,994.2**	**9,175.8**	**8,684.7**	**460.3**	**482.1**
of which discontinuing operations	(0.0)	(343.2)	(0.0)	(67.5)	(0.0)	(4.7)
Segment assets	**4,263.0**	**3,942.1**	**5,238.7**	**6,411.0**	**120.8**	**133.3**
of which discontinuing operations	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Non-allocatable taxes						
Segment liabilities	2,097.0	1,975.4	2,358.9	2,400.5	52.8	52.2
of which discontinuing operations	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Non-allocatable taxes						
Additional disclosures						
Depreciation/amortisation	261.9	225.4	1,022.1	234.6	8.7	5.2
of which discontinuing operations	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Investments	323.8	492.6	275.9	445.5	12.5	3.5
of which discontinuing operations	(0.0)	(18.0)	(0.0)	(15.0)	(0.0)	(0.0)
Investments in goodwill	0.7	0.4	8.1	14.8	0.1	0.0
of which discontinuing operations	(0.0)	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)
Investments in other intangible assets and property, plant and equipment	323.1	492.2	267.8	430.7	12.4	3.5
of which discontinuing operations	(0.0)	(17.9)	(0.0)	(15.0)	(0.0)	(0.0)
Personnel at year-end	11,112	15,750	32,094	34,693	3,067	2,859
of which discontinuing operations	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)

€ million	North and South America 2006	North and South America 2005 restated	Other Regions 2006	Other Regions 2005	Consolidation 2006	Consolidation 2005	Group 2006	Group 2005 restated
Consolidated turnover by customers	**2,722.1**	**2,357.0**	**1,477.8**	**1,022.9**			**20,915.6**	**19,618.6**
of which discontinuing operations	(401.0)	(1,018.6)	(0.0)	(7.8)			(401.0)	(1,418.3)
Consolidated turnover by domicile of companies	**1,431.4**	**1,412.2**	**65.6**	**45.4**			**20,915.6**	**19,618.6**
of which discontinuing operations	(401.0)	(1,002.9)	(0.0)	(0.0)			(401.0)	(1,418.3)
Segment assets	**1,425.6**	**2,772.7**	**454.7**	**470.1**	**- 419.3**	**- 185.4**	**11,083.5**	**13,543.8**
of which discontinuing operations	(0.0)	(377.9)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(377.9)
Non-allocatable taxes							(299.0)	(323.9)
Segment liabilities	459.0	560.8	157.1	122.5	- 434.7	- 199.3	4,690.1	4,912.1
of which discontinuing operations	(0.0)	(113.6)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(113.6)
Non-allocatable taxes							(328.9)	(365.2)
Additional disclosures								
Depreciation/amortisation	81.8	37.1	57.1	21.2	- 0.5	- 0.3	1,431.1	523.2
of which discontinuing operations	(0.0)	(0.0)	(0.0)	(0.0)			(0.0)	(0.0)
Investments	92.1	185.6	45.6	10.5			749.9	1,137.7
of which discontinuing operations	(2.0)	(5.4)	(0.0)	(0.0)			(2.0)	(38.4)
Investments in goodwill	0.2	122.0	0.0	0.0			9.1	137.2
of which discontinuing operations	(0.0)	(0.0)	(0.0)	(0.0)			(0.0)	(0.1)
Investments in other intangible assets and property, plant and equipment	91.9	63.6	45.6	10.5			740.8	1,000.5
of which discontinuing operations	(2.0)	(5.4)	(0.0)	(0.0)			(2.0)	(38.3)
Personnel at year-end	4,149	5,737	3,508	3,908			53,930	62,947
of which discontinuing operations	(0.0)	(1,189)	(0.0)	(0.0)			(0.0)	(1,189)

Notes on the Consolidated Profit and Loss Statement

(1) Turnover

Group turnover by business activity

€ million	2006	2005
Tourism services	14,147.3	14,153.0
Transport services	6,093.7	3,687.1
Production of goods and other services	213.3	233.4
Trading in merchandise	25.4	37.9
Letting and leasing	34.9	89.9
Total	**20,514.6**	**18,201.3**

The year-on-year development of turnover by the Group's continuing operations was mainly characterised by changes in the group of consolidated companies. Although the TQ3 Group and the TUI InfoTec Group were sold and therefore only included in consolidation on a pro rata temporis basis, the tourism division generated turnover of € 14.1 billion and thus matched 2005 levels. Adjusted for the effect of these divestments, turnover rose by 1.2% year-on-year. Turnover by the shipping division grew by € 2.4 billion or 63.1% to € 6.3 billion, in particular due to the first time inclusion of the CP Ships Group for a full financial year after the first time consolidation of the Group had only been effected in the last quarter in 2005. However, even adjusted for this effect the shipping division achieved substantial turnover growth.

(2) Other income

Other income

€ million	2006	2005
Book profits from the sale and measurement of assets incl. the disposal of subsidiaries	351.5	110.8
Reversal of negative goodwill with an effect on result	–	12.3
Rebilling, cost refunds and advertising cost subsidies	154.6	143.3
Foreign exchange gains	116.2	162.0
Income from the reduction in value adjustments of receivables and from write-offs of liabilities	11.6	25.1
Income from sideline operations	58.6	76.0
Income from letting and leasing contracts	16.6	16.3
Other income	39.9	58.0
Total	**749.0**	**603.8**

Book profits from the sale of fixed assets covered in particular the following transactions:

The Other tourism sector realised income of € 151 million from the divestment of the TQ3 Group. The Western Europe sector generated total income of € 24 million from the divestment of the specialist travel activities of TUI Nederland, the sale of an administrative building and the conclusion of sale-and-lease-back agreements for two aircraft. The Central Europe sector also generated income from sale-and-lease-back agreements for four aircraft, totalling € 24 million.

The shipping division recorded an income of € 3 million from sale-and-lease-back agreements for around 10,000 containers.

In the completed financial year, the Group's real estate companies generated one-off income of € 41 million when suspensive conditions from the selling agreement for 'Schacht Konrad', concluded at the end of the 1980s, were met.

The divestment of the 80% interest in Wolf GmbH generated earnings of € 35 million, carried in the other operative division.

In accordance with the rules of IFRS 5, the book profits from the discontinuance of operations had to be allocated to the relevant discontinuing operations and were therefore recognised under 'Result from discontinuing operations' in the profit and loss statement.

Income from sideline operations was income which from the Company's perspective did not represent typical operating income, e.g. income from the sale of materials or the wet lease of aircraft. Rebilling related, inter alia, to rebilling to hotels and travel agencies for brochure costs, advertising materials and costs incurred for TUI's health insurance company (BKK).

Income from the reversal of provisions was carried under the profit and loss statement item which had shown the expenses for the formation of the corresponding provisions in previous years.

(3) Change in inventories and other own work capitalised

Change in inventories and other own work capitalised

€ million	2006	2005
Change in stocks of finished goods and work in progress	0.6	- 23.4
Other own work capitalised	10.1	20.2
Total	**10.7**	**- 3.2**

(4) Cost of material and purchased services

Cost of material and purchased services

€ million	2006	2005
Cost of raw materials, supplies and purchased merchandise	2,143.1	1,511.9
Cost of purchased services	12,409.1	10,754.5
Rental and lease expenses	943.3	633.9
Total	**15,495.5**	**12,900.3**

The cost of raw materials and supplies mainly comprised the fuel costs incurred by the airlines and shipping companies. The cost of purchased services mainly related to third-party tourism services such as hotel expenses and cost of aviation and other transportation services.

Rental and lease expenses from operating lease contracts were shown under the item 'Cost of materials and purchased services' where these expenses were directly related to the turnover generated. The increase in rental and lease expenses on the previous year mainly related to the shipping division and primarily resulted from the first time consolidation of CP Ships for a full financial year.

The cost of materials ratio (ratio of cost of materials and purchased services to turnover) rose from 69.4% in 2005 to 71.5% in the tourism division. It also rose in the shipping division, which recorded an increase from 77.4% to 85.0%, primarily due to the increase in short-term charter rates and in the cost of bunker oil.

(5) Personnel costs

Personnel costs

€ million	2006	2005
Wages and salaries	1,968.4	1,841.8
Social security contributions, pension costs and benefits	467.0	462.4
Total	**2,435.4**	**2,304.2**

Pension costs included expenses for defined benefit pension obligations. The interest portion of the measurement of pension obligations was carried under financial expenses due to its financing character. The expected income from the related fund assets was carried under financial income. A detailed presentation of the pension obligations is provided under note 34.

The cost of wages and salaries rose by 6.9% year-on-year. This increase was mainly attributable to the first time inclusion of the CP Ships Group for a full financial year and the creation of provisions for social plans in tourism and shipping.

Disregarding the discontinuing operations, the average headcount declined by 1,353 employees to now 60,206 employees (excluding apprentices). In the shipping division, the average headcount rose from 5,179 to 8,545 in the 2006 financial year. The tourism division recorded a substantial decrease in the average headcount from 54,117 to 49,499.

Average annual headcount (excl. apprentices)

	2006	2005
Wage earners	1,454	1,490
Salaried employees	58,752	60,069
Total	**60,206**	**61,559**

(6) Depreciation and amortisation

Depreciation and amortisation included the amortisation of other intangible assets, depreciation of property, plant and equipment as well as of investment property. Depreciation and amortisation was based on the uniform useful lives out-lined in the explanations on accounting and measurement.

Depreciation and amortisation rose from € 504.9 million to € 667.4 million year-on-year. The increase was primarily attributable to the first time inclusion of the CP Ships Group for a full financial year, following the first time consolidation of the group in the fourth quarter of 2005.

(7) Impairments

Impairments

€ million	2006	2005
Impairment of goodwill	709.5	–
Impairment of other intangible assets, property, plant and equipment and investment property	54.3	18.3
Total	**763.8**	**18.3**

Goodwill had to be tested for impairment at the level of cash-generating units at least once a year. In accordance with the rules of the IASB, cash-generating units are the smallest identifiable groups of assets that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. In the tourism segment, cash-generating units were established for individual source

markets on a country-specific basis and in the destinations sector for individual subsidiaries. The shipping segment was defined as one single cash-generating unit in its entirety.

In the framework of the impairment tests, the carrying amounts of the tested entities plus the relevant goodwill allocated to the entities were compared with their recoverable amounts. The recoverable amount is the fair value less cost to sell or the value in use, if higher. If the carrying amounts exceeded the recoverable amount, impairment losses were recognised. Since the fair value less cost to sell regularly exceeds the value in use, the only value determined in the framework of the impairment tests is the fair value less cost to sell.

The fair value less cost to sell is the amount for which for the cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the cost to sell. Since a fair value on an active market was not available for the entities to be tested for impairment, the fair value was determined by means of discounting the expected operating net cashflows.

Discounting was based on the medium-term planning for the entity under review, prepared as at the end of the 2006 financial year, after deduction of income tax payments. The assumptions underlying the planning are detailed in the forecast report included in the management report. The discounting was based on a weighted average cost of capital rate after taxes of 6.44% p.a. for the tourism division and 7.94% p.a. for the shipping division for the detailed planning period 2007 to 2009 and 5.44% p.a. resp. 6.94% p.a. for the period thereafter, taking account of a 1% growth deduction. The determined fair values have been validated using multiples customary in the market. The cost to sell to be included was based on experience from past transactions.

In the 2006 financial year, impairments of goodwill totalling € 709.5 million arose from the impairment tests in the tourism division. The impairments were particularly caused by the increasingly difficult market environment in the UK, Ireland and France. They were broken down as follows:

Impairments of goodwill

€ million	Impairment charged	Reduced growth rate (0.5%)	Increased interest rate (0.5%)
Northern Europe			
Source market UK	390.2	453.8	465.9
Source market Ireland	89.5	91.5	91.8
Western Europe			
Source market France/aviation	140.2	158.0	160.2
Source market France/tour operator	70.1	70.9	71.5
Destinations			
Magic Life Group	19.5	33.4	34.9

If the growth rate had been 0.5% lower, the impairments of goodwill in the sectors listed above would have been € 98.1 million higher in total. If the weighted average cost of capital rate after taxes applied to the detailed planning period 2007 to 2009 for the tourism division had been 0.5% p.a. higher and would thus have been 6.94% and 5.94% for the period thereafter, taking account of a growth deduction of 1.0% p.a., the impairments of goodwill required for the sectors mentioned above

would have been € 114.8 higher. No further impairments would have been required on top of that, neither from the increase in the weighted average cost of capital rate nor from the reduction in the growth rate.

In the completed financial year, a total of € 54.3 million of impairments of other intangible assets, property, plant and equipment and investment property were required. Of this total, € 30.4 million related to hotel buildings. Impairments had to be charged in particular for four Turkish hotel complexes due to the decline in bookings and the resulting reduction in the market value of the hotels. Further impairments of € 6.9 million were charged due to a reduction in the market value of a vacant office building. The other impairments were charged when the values in use or the expected net gains on disposal were lower than the respective carrying amounts. In 2005, impairments of € 18.3 million were charged for property, plant and equipment, primarily in tourism.

(8) Other expenses

Other expenses

€ million	2006	2005
Commissions for tourism services and other distribution costs	811.3	943.2
Advertising expenses	420.2	388.8
Rental and lease expenses	227.9	200.9
Administrative expenses	378.9	330.2
Contributions, charges, fees and consultancy expenses	130.7	104.3
Expenses for insurance premiums	39.6	34.8
Exchange rate losses	164.8	70.9
Other expenses for financial and monetary transactions	49.8	90.5
External services and cost of non-operating materials	137.0	105.5
Losses from the disposal of assets and subsidiaries	54.8	25.3
Expenses for write-offs of receivables and value adjustments	27.4	23.7
Other taxes	33.2	41.1
Other operating expenses	41.8	130.3
Total	**2,517.4**	**2,489.5**

The item 'Commissions for tourism services and other distribution costs' mainly comprised travel agency commissions and commissions passed on from insurance policies covering travel contract cancellation costs.

In the framework of a sale-and-lease-back transaction, the shipping division sold seven container ships which were part of the CP Ships Group acquired in 2005. This transaction resulted in a book loss of € 16.6 million, in particular due to changes in exchange rates.

The divestment of the interest in the InfoTec Group created expenses of € 10.6 million in the 2006 financial year.

In accordance with IAS 21, the reduction of investments in foreign subsidiaries through capital reduction or dividends received from profits prior to the acquisition of the company caused a one-off realisation with an effect on results of exchange differences of € 65.0 million previously carried in equity with no effect on results.

Due to the application of IFRS 5, book losses from discontinuing operations were allocated to the respective discontinued operation and were therefore shown under 'Result from discontinuing operations' in the profit and loss statement.

(9) Financial income

Financial income

€ million	2006	2005
Income from non-consolidated Group companies	2.0	1.0
Income from other investments	2.1	2.3
Income from profit transfer agreements with non-consolidated Group companies	3.7	8.1
Income from investments	**7.8**	**11.4**
Other income from securities and long-term loans	7.1	10.6
Interest and similar income from non-consolidated Group companies	0.6	3.1
Interest income from fund assets for the financing of pension obligations	86.9	74.3
Other interest and similar income	69.3	72.8
Interest income	**163.9**	**160.8**
Income from the measurement of interest hedges	0.3	12.8
Income from the measurement of other financial instruments	54.7	-
Total	**226.7**	**185.0**

In 2005, the indexing of the financial statements of foreign subsidiaries based in hyper-inflationary economies led to the realisation of purchasing power gains totalling € 8.4 million from the change in purchasing power parities in these countries, carried under interest income and expenses. The purchasing power gains were primarily attributable to the financial requirements of Turkish hotel companies. Since the beginning of 2006, none of the economies in which the TUI Group subsidiaries operate their businesses has been classified as hyper-inflationary.

The income and expenses from the development of the value of derivative financial instruments comprised results from the measurement of hedges not meeting the strict criteria of IAS 39, in particular structured forms of hedges used in order to hedge aircraft fuel prices. In addition, the conversion options of the convertible bond issued in October 2003 had to be carried as a derivative liability and measured with an effect on results. On 3 April 2006, TUI AG irrevocably waived its right to be able to deliver cash in the event of a conversion. As a result, the conversion options were again classified as equity instruments. Until the waiver, measurement income of € 15.0 million was generated in the 2006 financial year, following an expense of € 2.2 million in 2005.

(10) Financial expenses

Financial expenses

€ million	2006	2005
Expenses relating to losses taken over from non-consolidated Group companies	**2.8**	**3.5**
Write-downs of available-for-sale financial instruments and loans	**14.9**	**12.5**
Interest and similar expenses to non-consolidated Group companies	1.4	2.9
Interest expenses from the measurement of pension obligations	119.4	105.5
Other interest and similar expenses	269.6	268.7
Interest expenses	**390.4**	**377.1**
Expenses relating to the measurement of other financial instruments	-	28.8
Total	**408.1**	**421.9**

The write-downs of available-for-sale financial instruments and loans comprised € 14.9 million of impairments (previous year: € 9.8 million).

(11) Result from companies measured at equity

Result from companies measured at equity

€ million	2006	2005
Result from associated companies measured at equity	10.2	13.1
Result from joint ventures measured at equity	40.3	26.0
Total	**50.5**	**39.1**

The result from companies measured at equity comprised the prorated net result for the year of the associated companies and joint ventures as well as impairments of companies measured at equity. In the completed financial year, the result from companies measured at equity comprised impairments of € 3.3 million (previous year: no impairments). In the 2006 financial year, prorated losses of € 2.8 million of associated companies and joint ventures were not realised since the losses exceeded the value of the shareholdings. Accumulated losses not yet realised in the framework of at equity measurement totalled € 7.6 million.

Group share in individual items of profit and loss statements of joint ventures

€ million	2006	2005
Operating income	315.8	290.7
Operating expenses	254.7	246.0
Operating result	**61.1**	**44.7**
Financial result	- 6.8	- 9.4
Profit on ordinary activities	**54.3**	**35.3**
Income taxes	10.7	9.3
Profit for the year	**43.6**	**26.0**
Impairment of companies measured at equity	3.3	–
Result from joint ventures measured at equity	**40.3**	**26.0**

Group share in individual items of profit and loss statements of associated companies

€ million	2006	2005
Operating income	173.8	147.7
Operating expenses	153.6	129.5
Operating result	**20.2**	**18.2**
Financial result	- 1.7	- 2.6
Profit on ordinary activities	**18.5**	**15.6**
Income taxes	8.3	4.8
Profit for the year	**10.2**	**10.8**
Reversal of negative goodwill	–	2.3
Result from associated companies measured at equity	**10.2**	**13.1**

(12) Income taxes

Breakdown of income tax expenses

€ million	2006	2005
Current income taxes		
in Germany	49.9	- 12.1
abroad	64.2	57.5
Deferred tax expenses	13.5	41.4
Total	**127.6**	**86.8**

The year-on-year increase in income tax expenses primarily related to domestic income tax expenses, attributable to a revaluation of tax risks. The reduction in deferred income tax expenses resulted from an increase in the valuation of deferred income taxes on tax loss carryforwards and a high value adjustment of capitalised tax loss carryforwards in 2005.

The German companies of the TUI Group had to pay an average trade income tax of approx. 18% (previous year: 17%) on trade earnings, which was deductible in the computation of the corporation tax. The increase in the average trade income tax rate was attributable to changes in the group of integrated companies for tax purposes as well as an increase in municipal factors. As in 2005, the corporation tax rate was 25.0%, plus a 5.5% solidarity surcharge on corporation tax. Deferred tax items were measured at a tax rate of 40.0% (previous year: 39.0%).

The calculation of foreign income tax was based on the laws and regulations applicable in the respective countries. The income tax rates applied to foreign companies varied from 10.0% to 42.1%.

In accordance with the rules of IAS 12, deferred taxes were determined in accordance with the liability method. Accordingly, tax decreases and increases considered as realisable in future were reported for temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax base. Where the temporary differences between the financial balance sheet and the tax balance sheet related to items taken directly to equity, the deferred taxes relating to these differences were also directly offset against equity. Due to the elimination of deferred taxes with no effect on results, equity rose by € 64.7 million in the 2006 financial year (previous year: € 23.5 million). Deferred taxes with no effect on results mainly resulted from the treatment of actuarial gains and losses in connection with the recognition of pension obligations and the measurement of derivatives used to hedge exposure to cash flow risks.

Expected tax savings from the use of loss carryforwards assessed as recoverable in the future were capitalised. In measuring capitalised assets for future tax savings, the probability of recovering the expected tax benefit was taken into account.

Individual items of deferred tax assets and liabilities recognised in the balance sheet

	31 Dec 2006		31 Dec 2005	
€ million	Assets	Liabilities	Assets	Liabilities
Finance lease transactions	28.1	–	28.9	–
Recognition and measurement differences for property, plant and equipment and other non-current assets	85.2	371.5	79.0	403.0
Recognition differences for receivables and other assets	66.8	46.9	87.8	17.9
Fair values of financial instruments	104.6	87.0	36.6	72.0
(of which with no effect on results)	(91.3)	(15.5)	(16.9)	(62.2)
Measurement of pension provisions	193.3	21.6	253.8	16.1
(of which with no effect on results)	(166.0)	(0.2)	(220.3)	(0.2)
Recognition and measurement differences for other provisions	96.4	72.1	127.8	49.9
Other transactions	87.6	36.2	64.8	98.6
Capitalised tax savings from recoverable loss carryforwards	188.8	–	133.8	–
Netting of deferred tax assets and liabilities	- 575.2	- 575.2	- 513.1	- 513.1
Balance sheet amount	**275.6**	**60.1**	**299.4**	**144.4**

Deferred tax liabilities of € 3.4 million arose for temporary differences in connection with shares in associated companies and joint ventures. Deferred tax liabilities were not carried for temporary differences of € 104.0 million between net assets and the tax-related carrying amount of subsidiaries since these temporary differences were not expected to be reversed in the near future.

Capitalised loss carryforwards and time limits for non-capitalised loss carryforwards

€ million	31 Dec 2006	31 Dec 2005
Capitalised loss carryforwards	**807.1**	**596.8**
Non-capitalised loss carryforwards	**4,234.4**	**4,233.6**
of which loss carryforwards forfeitable within one year	21.8	9.4
of which loss carryforwards forfeitable within 2 to 5 years	96.3	87.3
of which loss carryforwards forfeitable within more than 5 years (excluding non-forfeitable loss carryforwards)	2.1	18.6
Non-forfeitable loss carryforwards	4,114.2	4,118.3
Total unused loss carryforwards	**5,041.5**	**4,830.4**

The loss carryforwards arose in companies in various countries, each with different income tax rates. For Germany, the loss carryforwards comprised a cumulative amount consisting of loss carryforwards for trade income taxes and corporate taxes. Potential tax savings of € 841.4 million (previous year: € 815.6 million) were not capitalised since the benefit of the underlying loss carryforwards was unlikely to be realised within the planning period.

Although there was no time limit for German loss carryforwards, as before, the annual use of such carryforwards was restricted due to the minimum taxation. Foreign loss carryforwards frequently had to be used within a specified country-specific time limit and were subject to restrictions concerning the use of these loss carryforwards for profits on ordinary activities, which were taken into account accordingly in the measurement.

In the 2006 financial year, tax reductions of € 1.6 million (previous year: € 0.1 million) resulted from the use of loss carryforwards previously assessed as non-realisable and for which therefore no assets had been recognised in previous years for the resulting potential tax savings. No tax reductions were realised from loss carrybacks in the 2006 financial year (previous year: € 0.7 million).

Development of capitalised tax savings from realisable loss carryforwards

€ million	2006	2005
Capitalised tax savings at the beginning of the financial year	**133.8**	**130.3**
Changes in consolidation and currency adjustment	- 0.9	+ 5.5
Use of loss carryforwards	- 10.3	- 18.6
Write-downs of tax savings from loss carryforwards capitalised in previous years	- 13.9	- 69.0
Capitalisation of tax savings from loss carryforwards	+ 80.1	+ 85.6
Capitalised tax savings at financial year-end	**188.8**	**133.8**

Capitalised tax savings from realisable loss carryforwards rose by € 55.0 million year-on-year. In 2005, capitalised tax savings had declined due to write-downs, in particular related to source market France.

The total income tax expense of € 127.6 million (previous year: € 86.8 million) in the period under review was derived as follows from an 'expected' income tax expense that would result from applying the statutory income tax rate of TUI AG as the parent company (aggregate income tax rate) to earnings before tax:

Reconciliation from expected to actual income tax expense

€ million	2006	2005
Earnings before taxes by continuing operations	- 736.1	386.9
Expected income tax expense (tax rate: 40%, previous year: 39%)	**- 294.4**	**150.9**
Variation from the difference between actual and expected tax rates	73.6	- 217.2
Income with no tax effect	- 96.2	- 20.4
Expenses with no tax effect	370.9	121.3
Temporary differences and losses for which no deferred taxes were recognised	46.8	61.7
Effective tax expenses and income relating to other periods	35.8	- 19.2
Other differences	- 8.9	9.7
Actual income tax expense	**127.6**	**86.8**

The difference between actual income tax expenses and expected income tax expenses was primarily due to non-tax-deductible impairments of goodwill. In addition, earnings by foreign subsidiaries were subject to a lower tax rate, while container shipping was affected by a tonnage tax unrelated to earnings.

(13) Result from discontinuing operations

Result from discontinuing operation

€ million	Earnings before income tax from current business operations	Taxes on income from current business operations	Earnings before income tax from the divestment and impairments	Taxes on income from the divestment and from impairments	Total
Special logistics	–	–	5.3	0.1	5.2
Trading	28.8	9.0	- 12.7	1.1	6.0
Other divestments	–	–	7.2	1.3	5.9
Total 2006	**28.8**	**9.0**	**- 0.2**	**2.5**	**17.1**
Special logistics	42.4	26.3	108.1	13.2	111.0
Trading	55.5	22.2	7.3	- 11.3	51.9
Other divestments	–	–	34.0	0.7	33.3
Total 2005	**97.9**	**48.5**	**149.4**	**2.6**	**196.2**

The result from discontinuing operations comprised both earnings after income taxes generated by the companies and impairments due to the measurement of disposal groups at fair value less cost to sell. Moreover, income and expenses from the divestment and the related income tax effects were shown in the result from discontinuing operations and allocated to the relevant segment of the discontinuing operation.

With the divestment of the US steel service companies, which had been allocated to the trading sector, in May of 2006, the Group sold its last remaining discontinuing operation. It was sold to US financial investor Platinum Equity at a selling price of the equivalent of € 210.8 million. After deduction of the cost to sell and the realisation of foreign currency exchange differences of a total of € 7.0 million, the divestment resulted in negative earnings of € 12.7 million.

The reimbursement of pension payments related to the divestment of the special logistics operations resulted in earnings before income taxes of € 5.3 million in the completed financial year.

Other divestments resulted in earnings before income taxes of € 7.2 million, primarily earnings from the recovery of previously disputed entitlements to dividend payments from a former company of the Preussag Energie Group.

Material items of the profit and loss statement of the discontinuing operations

€ million	2006	Trading 2005
Turnover	401.0	1,002.9
Operating income	0.3	1.1
Operating expenses	372.1	945.2
Financial income	0.4	1.2
Financial expenses	1.4	5.7
At equity result	0.6	1.2
Earnings before taxes	28.8	55.5
Income taxes	9.0	22.2
Earnings after taxes	19.8	33.3

€ million	2006	Special logistics 2005
Turnover	–	415.4
Operating income	–	11.2
Operating expenses	–	377.6
Financial income	–	2.9
Financial expenses	–	9.5
At equity result	–	–
Earnings before taxes	–	42.4
Income taxes	–	26.3
Earnings after taxes	–	16.1

Material assets and liabilities of the discontinuing operations

€ million	31 Dec 2006	Trading 31 Dec 2005
Fixed assets	–	70.5
Non-current receivables	–	4.2
Non-current assets	–	74.7
Inventories	–	176.7
Current receivables	–	139.3
Cash and cash equivalents	–	1.7
Current assets	–	317.7
Current provisions	–	21.7
Non-current provisions	–	2.6
Current financial liabilities	–	5.7
Non-current financial liabilities	–	47.5
Current other liabilities	–	96.8
Non-current other liabilities	–	0.2

Cash flow from operating, investing and financing activities

€ million	2006	Trading 2005
Change in cash and cash equivalents due to exchange rate fluctuations	0.1	0.2
Cash flow from operating activities	- 17.4	121.5
Cash flow from investing activities	- 2.0	- 4.4
Cash flow from financing activities	18.4	- 117.5
Change in cash and cash equivalents	**- 0.9**	**- 0.2**

Cash flow from operating, investing and financing activities

€ million	Special logistics 2006	2005
Change in cash and cash equivalents due to exchange rate fluctuations	–	–
Cash flow from operating activities	–	67.6
Cash flow from investing activities	–	- 32.5
Cash flow from financing activities	–	- 7.3
Change in cash and cash equivalents	**–**	**27.8**

(14) Share of TUI AG shareholders in Group profit for the year

The share in Group profit for the year attributable to TUI AG shareholders declined from € 458.0 million in 2005 to a negative result of € 893.3 million in the 2006 financial year.

(15) Minority interests in Group profit for the year

Minority interests in Group profit for the year

€ million	2006	2005
Profit attributable to minority interests	47.7	40.9
Loss attributable to minority interests	1.0	2.6
Total	**46.7**	**38.3**

Profit for the year attributable to minority interests mainly related to consolidated subsidiaries in the tourism division, in particular the companies of the RIU Group. Minority interests were also held in several incoming agencies.

(16) Earnings per share

In accordance with IAS 33, basic earnings per share were calculated by dividing the Group's net profit for the year attributable to TUI AG shareholders by the weighted average number of no-par value bearer shares outstanding during the financial year under review. The average number of shares resulted from the total of shares at the beginning of the financial year (250,732,575 shares) and the employee shares issued (287,280 shares, 13 days), included on a pro rata temporis basis.

A dilution of earnings per share occurs when the average number of shares is increased by adding the issue of potential shares from the warrants and conversion options. Diluting effects exclusively arose from the convertible bond issued in October 2003. Conversion has been possible since 2 January 2004. Calculation of the diluting effect is based on the assumption of complete conversion and the corresponding issue of shares at the beginning of the respective financial year. However, no diluting effect arises in the event of negative basic earnings per share.

In accordance with IAS 33.12, the dividend on the hybrid capital was deducted from the share in Group profit attributable to TUI AG shareholders at its after-tax amount, since the hybrid capital was carried as equity but did not represent an interest by TUI AG shareholders. For the hybrid capital, € 27.4 million of accrued dividend obligations were comprised in financial liabilities and were paid out in January 2007.

Earnings per share

	2006	2005
Group profit/loss for the year attributable to TUI AG shareholders (€ million)	- 893.3	458.0
Dividend effect on hybrid capital after income taxes (€ million)	- 25.2	–
Adjusted Group result for the year attributable to TUI AG shareholders (€ million)	- 918.5	458.0
Weighted average number of shares	250,742,835	200,188,847
Basic earnings per share (€)	**- 3.66**	**2.29**
Adjusted Group profit/loss for the year attributable to TUI AG shareholders (€ million)	- 918.5	458.0
Interest savings from convertible bonds (after tax)	15.6	15.4
Diluted and adjusted share in Group profit/loss for the year attributable to TUI AG shareholders (€ million)	- 902.9	473.4
Weighted average number of shares	250,742,835	200,188,847
Diluting effect from assumed exercise of convertible bonds	19,385,785	18,277,134
Weighted average number of shares (diluted)	270,128,620	218,465,981
Diluted earnings per share (€)	**- 3.66**	**2.17**

Notes on the Consolidated Balance Sheet

(17) Goodwill

Goodwill

€ million	2006	2005
Historical cost		
Balance as at 1 Jan	**3,836.2**	**3,763.8**
First time application of IFRS 5	–	- 9.6
Adjusted balance as at 1 Jan	3,836.2	3,754.2
Exchange differences	29.1	60.6
Additions due to changes in consolidation	0.1	0.1
Additions	9.1	136.1
Disposals[1]	18.4	9.8
Reclassifications	- 4.4	- 105.0
Balance as at 31 Dec	**3,851.7**	**3,836.2**
Impairment		
Balance as at 1 Jan	**0.0**	**0.0**
First time application of IFRS 5	–	–
Adjusted balance as at 1 Jan	0.0	0.0
Exchange differences	7.4	–
Additions due to changes in consolidation	–	–
Impairment for the current year	709.5	–
Disposals[1]	–	–
Reclassifications	–	–
Balance as at 31 Dec	**716.9**	**0.0**
Carrying amounts as at 31 Dec	**3,134.8**	**3,836.2**

[1] of which disposals due to changes in consolidation of € 6.6 million and € 0.0 million, respectively (previous year: no disposals)

Due to the first time application of IFRS 5, assets of the discontinuing operations and other non-current assets held for sale were summarised as a disposal group in the balance sheet in 2005. Reclassifications comprised reclassifications of goodwill classified as held for sale in the course of the financial year under review.

Following the completion of the planning process, capitalised goodwill was tested for impairment at the level of cash-generating units in the framework of the annual financial statements. In the 2006 financial year impairments of € 709.5 million were required. Detailed information on the implementation of the impairment tests is provided under note 7.

In accordance with the rules of IAS 21, goodwill allocated to individual segments and sectors was recognised in the functional currency of the subsidiaries and subsequently translated in the framework of the preparation of the consolidated financial statements. In analogy to the treatment of other differences from the translation of annual financial statements of foreign subsidiaries, differences due to exchange rate fluctuations between the exchange rate at the date of acquisition of

the subsidiary and the exchange rate at the balance sheet date were taken directly to and recognised separately under equity. In the 2006 financial year, the carrying amount of goodwill rose by € 21.7 million (previous year: € 60.6 million) due to exchange differences. In addition, goodwill of GBP 4.5 million (€ 6.7 million) arose from the acquisition of Explorers Travel Club Ltd., Camberly (UK). The divestment of subsidiaries in the financial year under review resulted in a disposal of goodwill of € 18.4 million.

A substantial portion of the goodwill recognised related to the source markets UK (€ 1,169.4 million), Germany (€ 338.9 million) and the Nordic countries (€ 321.0 million). In the hotel companies sector, goodwill of € 356.8 million was carried for the RIU Group. Goodwill of € 107.3 million related to the shipping segment.

The goodwill of € 0.9 million (previous year: € 19.9 million) from the acquisition of minority interests in the financial year under review was directly offset against other revenue reserves.

(18) Other intangible assets

Other intangible assets

€ million	Concessions, industrial property rights and similar rights and values	Self-generated software	Transport and leasing contracts	Customer base	Payments on account	Total
Historical cost						
Balance as at 1 Jan 2005	**293.3**	**194.8**	**–**	**–**	**3.1**	**491.2**
First time application of IFRS 5	- 6.1	–	–	–	–	- 6.1
Adjusted balance as at 1 Jan 2005	287.2	194.8	–	–	3.1	485.1
Exchange differences	4.2	2.7	7.1	1.6	–	15.6
Additions due to changes in consolidation	11.2	115.2	571.2	137.5	–	835.1
Additions	29.0	12.4	–	–	2.4	43.8
Disposals	13.4	6.9	–	–	1.2	21.5[1]
Reclassifications	- 0.2	–	–	–	- 1.4	- 1.6
Balance as at 31 Dec 2005	**318.0**	**318.2**	**578.3**	**139.1**	**2.9**	**1,356.5**
Exchange differences	0.8	- 9.5	- 58.6	- 14.1	–	- 81.4
Additions due to changes in consolidation	1.6	–	–	2.2	–	3.8
Additions	30.9	11.7	–	–	3.3	45.9
Disposals	80.7	219.2	–	–	0.2	300.1[2]
Reclassifications	14.7	- 11.4	- 66.9	- 21.2	- 2.0	- 86.8
Balance as at 31 Dec 2006	**285.3**	**89.8**	**452.8**	**106.0**	**4.0**	**937.9**
Amortisation						
Balance as at 1 Jan 2005	**207.2**	**105.9**	**–**	**–**	**0.0**	**313.1**
First time application of IFRS 5	- 5.6	–	–	–	–	- 5.6
Adjusted balance as at 1 Jan 2005	201.6	105.9	–	–	0.0	307.5
Exchange differences	2.4	2.0	0.4	0.2	–	5.0
Additions due to changes in consolidation	3.3	115.2	–	4.4	–	122.9
Amortisation for the current year	33.1	31.7	8.6	0.9	–	74.3
Disposals	12.6	1.7	–	–	–	14.3[1]
Reclassifications	- 2.3	–	–	–	–	- 2.3
Balance as at 31 Dec 2005	**225.5**	**253.1**	**9.0**	**5.5**	**0.0**	**493.1**
Exchange differences	0.6	- 10.0	- 3.6	- 1.0	–	- 14.0
Additions due to changes in consolidation	–	–	–	–	–	–
Amortisation for the current year	39.0	16.4	50.2	8.1	–	113.7
Disposals	71.1	185.0	–	–	–	256.1[2]
Reclassifications	11.5	- 11.0	- 2.2	- 2.0	–	- 3.7
Balance as at 31 Dec 2006	**205.5**	**63.5**	**53.4**	**10.6**	**0.0**	**333.0**
Carrying amounts as at 31 Dec 2005	**92.5**	**65.1**	**569.3**	**133.6**	**2.9**	**863.4**
Carrying amounts as at 31 Dec 2006	**79.8**	**26.3**	**399.4**	**95.4**	**4.0**	**604.9**

[1] of which no disposals due to changes in consolidation

[2] of which disposals due to changes in consolidation of € 200.0 million and € 159.7 million, respectively

Self-generated software related to computer programmes for tourism applications exclusively used internally by the Group.

The other intangible assets acquired in the wake of the acquisition of the CP Ships Group, relating in particular to advantageous leasing and transport agreements and the customer base, were amortised annually in line with the utilisation of the economic benefit on the basis of the benefit determining the corresponding asset. The leasing and transport agreements were amortised over the corresponding remaining terms of the agreements, i.e. over periods of three to 36 years, while the customer base was amortised over a period of 20 years in container shipping.

Impairments of € 8.3 million were charged in the completed financial year. Impairments broke down into € 3.5 million of impairments of concessions, industrial property rights and similar rights and values as well as € 4.7 million of impairments of self-generated software. As in the previous year, no write-backs to other intangible assets were effected in the year under review. Reclassifications mainly comprised reclassifications of the assets held for sale of € 90.8 million and € 6.4 million, respectively. As in 2005, there were no material restraints on ownership or disposal.

(19) Investment property

Investment property

€ million	2006	2005
Historical cost		
Balance as at 1 Jan	**144.5**	**217.3**
Exchange differences	–	–
Additions due to changes in consolidation	–	–
Additions	7.5	16.5
Disposals	11.0	71.1
Reclassifications	16.1	- 18.2
Balance as at 31 Dec	**157.1**	**144.5**
Depreciation		
Balance as at 1 Jan	**54.3**	**76.9**
First time application of IFRS 5	–	–
Adjusted balance as at 1 Jan	54.3	76.9
Exchange differences	–	–
Additions due to changes in consolidation	–	–
Depreciation for the current year	11.0	6.2
Disposals	8.9	17.5
Reclassifications	5.0	- 11.3
Balance as at 31 Dec	**61.4**	**54.3**
Carrying amounts as at 31 Dec	**95.7**	**90.2**

As a matter of principle, real estate owned by the Group was occupied for use in the framework of the Group's ordinary business activities. In addition, the Group owned commercial property and apartments which met the definition of investment property under IAS 40. The carrying amount of this investment property reported in fixed assets totalled € 95.7 million (previous year: € 90.2 million). The fair values totalling € 104.3 million (previous year: € 108.2 million) were calculated by the Group's own real estate companies, without consulting an external expert, on the basis of comparable market rents. The fair value of property for which purchase contracts had already been concluded was the selling price. Investment property generated total income of € 41.3 million (previous year: € 88.6 million). The generation of this income was associated with expenses of € 38.7 million (previous year: € 70.3 million) in the 2006 financial year. Impairments of € 7.4 million were charged for investment property.

(20) Property, plant and equipment

Property, plant and equipment

€ million	Real estate with hotels	Other real estate, land rights and buildings incl. buildings on third-party properties	Aircraft
Historical cost			
Balance as at 1 Jan 2005	**887.5**	**727.7**	**2,203.5**
First time application of IFRS 5	–	- 61.7	–
Adjusted balance as at 1 Jan 2005	887.5	666.0	2,203.5
Exchange differences	77.2	4.2	25.9
Additions due to changes in consolidation	125.0	0.2	–
Additions	40.5	15.7	145.5
Disposals	–	74.6	260.4
Reclassifications	- 28.0	1.4	132.3
Balance as at 31 Dec 2005	**1,102.2**	**612.9**	**2,246.8**
Exchange differences	- 32.6	0.2	18[illegible]
Additions due to changes in consolidation	28.2	6.8	[illegible]
Additions	91.5	11.5	180.1
Disposals	7.8	89.7	242.7
Reclassifications	- 27.8	- 3.7	113.0
Balance as at 31 Dec 2006	**1,153.7**	**538.0**	**2,315.8**
Depreciation			
Balance as at 1 Jan 2005	**165.5**	**247.4**	**918.5**
First time application of IFRS 5	–	- 30.5	–
Adjusted balance as at 1 Jan 2005	165.5	216.9	918.5
Exchange differences	16.3	1.6	11.9
Additions due to changes in consolidation	24.5	0.1	–
Depreciation for the current year	35.3	21.3	140.8
Disposals	3.3	22.8	142.0
Reclassifications	- 5.7	- 4.6	–
Balance as at 31 Dec 2005	**232.6**	**212.5**	**929.2**
Exchange differences	- 2.6	1.1	12.1
Additions due to changes in consolidation	9.7	1.3	–
Depreciation for the current year	66.2	12.3	159.7
Disposals	3.9	51.3	128.5
Reclassifications	- 9.3	- 2.5	–
Balance as at 31 Dec 2006	**292.7**	**173.4**	**972.5**
Carrying amounts as at 31 Dec 2005	**869.6**	**400.4**	**1,317.[illegible]**
Carrying amounts as at 31 Dec 2006	**861.0**	**364.6**	**1,343.3**

[1] of which disposals due to changes in consolidation of € 15.6 million and € 4.7 million, respectively
[2] of which disposals due to changes in consolidation of € 210.6 million and € 141.5 million, respectively

At the balance sheet date, the carrying amount of property, plant and equipment subject to restraints on ownership amounted to € 16.2 million (previous year: € 24.8 million), including an amount of € 14.4 million (previous year: € 17.5 million) pledged as security.

No reversals of depreciation of property, plant and equipment were effected in the Group (previous year: € 5.6 million); impairments totalled € 38.6 million and included an amount of € 30.4 million for real estate with hotels as well as € 8.2 million for other plants, operating and office equipment.

Ships and wagons	Container and container semitrailers	Machinery and fixtures	Other plants, operating and office equipment	Assets under construction	Payments on account	Total
2,290.2	**668.7**	**263.9**	**1,035.6**	**132.1**	**75.0**	**8,284.2**
- 782.3	- 21.5	- 78.9	- 19.0	- 1.5	- 2.2	- 967.1
1,507.9	647.2	185.0	1,016.6	130.6	72.8	7,317.1
21.9	2.4	4.1	14.3	0.1	–	150.1
1,402.7	196.6	128.8	140.4	4.5	–	1,998.2
251.2	96.9	24.3	133.0	59.6	135.2	901.9
9.0	62.0	5.7	83.4	0.3	19.2	514.6[1]
1.0	–	- 4.0	- 38.0	- 123.4	- 40.1	- 98.8
3,175.7	**881.1**	**332.5**	**1,182.9**	**71.1**	**148.7**	**9,753.9**
- 67.5	4.0	- 9.5	- 10.4	- 0.4	0.6	- 97.0
–	–	–	15.2	–	0.1	50.3
120.4	38.1	16.3	119.3	30.5	77.7	685.4
566.2	81.1	55.5	264.5	4.1	8.8	1,320.4[2]
0.3	–	- 81.9	- 1.7	- 21.1	- 91.3	- 114.2
2,662.7	**842.1**	**201.9**	**1,040.8**	**76.0**	**127.0**	**8,958.0**
1,225.9	**381.4**	**175.0**	**688.6**	**0.0**	**0.0**	**3,802.3**
- 473.6	- 18.6	- 63.3	- 15.6	–	–	- 601.6
752.3	362.8	111.7	673.0	0.0	0.0	3,200.7
6.9	1.0	3.2	8.6	–	–	49.5
282.6	60.0	65.7	91.5	–	–	524.4
74.1	40.2	18.9	112.0	–	–	442.6
4.3	56.0	5.1	71.7	–	–	305.2[1]
–	–	- 3.7	- 26.3	–	–	- 40.3
1,111.6	**408.0**	**190.7**	**787.1**	**0.0**	**0.0**	**3,871.7**
- 5.0	4.0	- 5.7	- 11.9	–	–	- 8.0
–	–	–	11.7	–	–	22.7
158.0	57.2	21.9	121.7	–	–	597.0
115.3	33.0	42.4	227.6	–	–	602.0[2]
- 10.0	10.0	- 51.3	- 6.0	–	–	- 69.1
1,139.3	**446.2**	**113.2**	**675.0**	**0.0**	**0.0**	**3,812.3**
2,064.1	**473.1**	**141.8**	**395.8**	**71.1**	**148.7**	**5,882.2**
1,523.4	**395.9**	**88.7**	**365.8**	**76.0**	**127.0**	**5,145.7**

Reclassifications of € 103.7 million resp. € 63.5 million related in particular to the reclassification of assets held for sale. In the 2006 financial year, these assets primarily comprised the assets of Montreal Gateway Terminals and a hotel.

Property, plant and equipment comprised all leased assets in which consolidated subsidiaries carried all the risks and rewards incident to ownership of the assets.

Development of leased assets

€ million	Buildings	Aircraft	Ships and wagons	Containers	Other	Total
Historical cost						
Balance as at 1 Jan 2005	**84.2**	**647.5**	**135.9**	**89.6**	**31.0**	**988.2**
First time application of IFRS 5	–	–	- 135.9	- 0.8	–	- 136.7
Adjusted balance as at 1 Jan 2005	84.2	647.5	0.0	88.8	31.0	851.5
Exchange differences	–	11.9	1.8	1.1	0.1	14.9
Additions due to changes in consolidation	–	–	148.3	86.0	9.0	243.3
Additions	–	63.4	60.9	–	0.2	124.5
Disposals	46.7	–	–	–	2.2	48.9[1]
Reclassifications	- 26.7	- 251.6	- 150.1	- 166.6	- 16.5	- 611.5
Balance as at 31 Dec 2005	**10.8**	**471.2**	**60.9**	**9.3**	**21.6**	**573.8**
Exchange differences	–	3.9	–	- 0.9	- 0.3	2.7
Additions due to changes in consolidation	–	–	–	–	–	–
Additions	0.4	0.2	70.5	2.3	3.5	76.9
Disposals	–	–	131.4	–	17.3	148.7[2]
Reclassifications	–	40.2	–	0.3	- 0.3	40.2
Balance as at 31 Dec 2006	**11.2**	**515.5**	**0.0**	**11.0**	**7.2**	**544.9**
Depreciation						
Balance as at 1 Jan 2005	**22.0**	**206.8**	**53.8**	**43.3**	**11.2**	**337.1**
First time application of IFRS 5	–	–	- 53.8	- 0.5	–	- 54.3
Adjusted balance as at 1 Jan 2005	22.0	206.8	0.0	42.8	11.2	282.8
Exchange differences	–	5.7	0.4	0.1	–	6.2
Additions due to changes in consolidation	–	–	25.4	5.4	1.9	32.7
Depreciation for the current year	0.6	40.2	2.7	0.8	7.6	51.9
Disposals	13.7	–	–	–	2.2	15.9[1]
Reclassifications	- 6.7	- 144.0	- 26.6	- 46.4	- 4.2	- 227.9
Balance as at 31 Dec 2005	**2.2**	**108.7**	**1.9**	**2.7**	**14.3**	**129.8**
Exchange differences	–	1.9	–	0.3	–	2.2
Additions due to changes in consolidation	–	–	–	–	–	–
Depreciation for the current year	0.2	40.9	5.3	0.8	4.0	51.2
Disposals	–	–	7.2	–	14.8	22.0[2]
Reclassifications	–	39.8	–	0.3	- 0.3	39.8
Balance as at 31 Dec 2006	**2.4**	**191.3**	**0.0**	**4.1**	**3.2**	**201.0**
Carrying amounts as at 31 Dec 2005	**8.6**	**362.5**	**59.0**	**6.6**	**7.3**	**444.0**
Carrying amounts as at 31 Dec 2006	**8.8**	**324.2**	**0.0**	**6.9**	**4.0**	**343.9**

[1] no disposals due to changes in consolidation
[2] of which disposals due to changes in consolidation of € 7.8 million and € 6.2 million, respectively

The reclassifications of the development of leased assets in particular comprised acquisitions of ownership of leased assets.

The payment obligations resulting from future lease payments were carried as liabilities, without taking account of future interest expenses. Payments due in the future under finance leases totalled € 346.7 million (previous year: € 464.9 million). The decline in the total carrying amount of leased property, plant and equipment and future lease payments resulted above all from the conversion of two container ships into operating leases. Group companies accepted guarantees for the residual values of the leased assets totalling € 135.1 million (previous year: € 135.1 million).

Reconciliation of future lease payments to liabilities from finance leases

€ million	Remaining terms up to 1 year	more than 1-5 years	more than 5 years	31 Dec 2006 Total	31 Dec 2005 Total
Total future lease payments	41.9	268.4	36.4	346.7	464.9
Interest portion	13.8	39.7	2.1	55.6	70.5
Liabilities from finance leases	28.1	228.7	34.3	290.8	394.4

However, Group companies were not only lessees but also lessors under finance leases. To a small extent, the Group leased out Group-owned aircraft to non-Group third parties on the basis of finance leases.

Reconciliation of future lease payments to be received to receivables from finance leases

€ million	Remaining terms up to 1 year	more than 1-5 years	more than 5 years	31 Dec 2006 Total	31 Dec 2005 Total
Total future lease payments to be received	2.8	7.3	–	10.1	14.3
Interest portion	0.4	0.1	–	0.5	1.2
Receivables from finance leases	2.4	7.2	–	9.6	13.1

In the framework of ordinary business activities, Group companies generated turnover of € 34.9 million (previous year: € 160.1 million) from leasing and renting out investment property on the basis of short-term contracts. At € 107.8 million, the turnover generated in 2005 was primarily generated by the rail logistics sector of VTG (UB I), sold in December 2005.

(21) Companies measured at equity

Companies measured at equity

€ million	Measured at equity Joint ventures	Associated companies	Total
Historical cost			
Balance as at 1 Jan 2005	**259.2**	**80.3**	**339.5**
First time application of IFRS 5	- 1.7	- 5.7	- 7.4
Adjusted balance as at 1 Jan 2005	257.5	74.6	332.1
Exchange differences	6.0	0.1	6.1
Additions due to changes in consolidation	–	–	–
Additions	73.8	22.6	96.4
Disposals	26.4	42.9	69.3[1]
Reclassifications	–	7.4	7.4
Balance as at 31 Dec 2005	**310.9**	**61.8**	**372.7**
Exchange differences	- 4.1	- 0.6	- 4.7
Additions due to changes in consolidation	15.4	3.1	18.5
Additions	53.2	11.9	65.1
Disposals	42.4	3.6	46.0[2]
Reclassifications	12.4	- 7.0	5.4
Balance as at 31 Dec 2006	**345.4**	**65.6**	**411.0**
Impairments			
Balance as at 1 Jan 2005	**0.0**	**0.0**	**0.0**
First time application of IFRS 5	–	–	–
Adjusted balance as at 1 Jan 2005	0.0	0.0	0.0
Exchange differences	–	–	–
Additions due to changes in consolidation	–	–	–
Impairments for the current year	–	–	–
Disposals	–	–	–
Reclassifications	–	–	–
Balance as at 31 Dec 2005	**0.0**	**0.0**	**0.0**
Exchange differences	–	–	–
Additions due to changes in consolidation	–	–	–
Impairments for the current year	3.3	–	3.3
Disposals	–	–	–
Reclassifications	–	–	–
Balance as at 31 Dec 2006	**3.3**	**0.0**	**3.3**
Carrying amounts as at 31 Dec 2005	**310.9**	**61.8**	**372.7**
Carrying amounts as at 31 Dec 2006	**342.1**	**65.6**	**407.7**

[1] of which disposals due to changes in consolidation of € 35.8 million

[2] no disposals due to changes in consolidation

For associated companies and joint ventures measured at equity, proportionate profits for the year were shown under additions and disposals.

For associated companies and companies jointly managed by the Group and one or several partners (joint ventures), the Group share corresponded to the share in the individual assets and liabilities of the joint ventures.

Group share in assets and liabilities of joint ventures

€ million	31 Dec 2006	31 Dec 2005
Goodwill from equity measurement	36.8	35.7
Non-current assets	458.5	474.5
Current assets	118.0	90.0
Non-current provisions and liabilities	160.0	167.8
Current provisions and liabilities	111.2	121.5
Joint ventures measured at equity	**342.1**	**310.9**

Group share in assets and liabilities of associated companies

€ million	31 Dec 2006	31 Dec 2005
Goodwill from equity measurement	15.5	15.7
Non-current assets	103.9	106.5
Current assets	51.5	45.4
Non-currrent provisions and liabilities	61.0	61.1
Current provisions and liabilities	44.3	44.7
Associated companies measured at equity	**65.6**	**61.8**

(22) Financial assets available for sale

Financial assets available for sale

€ million	31 Dec 2006	31 Dec 2005
Shares in non-consolidated Group companies	49.5	64.5
Shares in affiliated companies	45.5	38.7
Other securities	28.1	25.5
Total	**123.1**	**128.7**

Where a listed market price in an active market was not available for interests held and other methods to determine an objective market value did not produce any reliable results, the interests were measured at amortised cost. The securities shown included an amount of € 5.8 million (previous year: € 5.8 million) of current securities.

Due to the selling agreement which was concluded in the financial year under review and was still subject to suspensive conditions, Hapag-Lloyd's minority interest in Germanischer Lloyd AG was reclassified to assets held for sale.

(23) Trade accounts receivable and other receivables

Trade accounts receivable and other receivables

	31 Dec 2006		31 Dec 2005	
€ million	Remaining term of more than 1 year	Total	Total	Remaining term of more than 1 year
Trade accounts receivable	–	887.8	965.3	–
Advances and loans	285.3	589.1	547.6	307.8
Other receivables and assets	66.4	652.8	708.5	57.1
Total	**351.7**	**2,129.7**	**2,221.4**	**364.9**

Trade accounts receivable

€ million	31 Dec 2006	31 Dec 2005
From third parties	879.5	948.3
From non-consolidated Group companies	2.3	11.5
From affiliates	6.0	5.5
Total	**887.8**	**965.3**

Advances and loans

€ million	31 Dec 2006 Remaining term of more than 1 year	Total	31 Dec 2005 Total	Remaining term of more than 1 year
Advances to non-consolidated Group companies	4.5	9.3	34.9	28.8
Loans to non-consolidated Group companies	1.2	1.2	1.1	0.3
Advances to affiliates	0.9	16.4	23.3	9.8
Loans to affiliates	1.1	9.7	6.4	3.5
Advances to third parties	13.3	66.3	21.7	4.0
Loans to third parties	150.9	176.2	191.8	167.8
Payments on account	113.4	310.0	268.4	93.6
Total	**285.3**	**589.1**	**547.6**	**307.8**

Payments on account mainly related to advance payments for future tourism services, in particular hotel services, customary in the industry.

Loans and advances were recognised at amortised cost, based on the effective interest method.

Other receivables and assets

€ million	31 Dec 2006 Remaining term of more than 1 year	Total	31 Dec 2005 Total	Remaining term of more than 1 year
Other receivables from non-consolidated Group companies	2.0	4.8	8.5	0.4
Other receivables from affiliates	2.8	8.7	10.4	2.5
Interest deferral	3.9	15.8	20.6	9.0
Receivables from finance leases	7.2	9.6	13.1	10.6
Other tax refund claims	9.6	86.5	61.8	–
Other assets	38.8	221.6	312.5	34.4
Prepaid expenses	2.1	305.8	281.6	0.2
Total	**66.4**	**652.8**	**708.5**	**57.1**

Prepaid expenses mainly comprised accrued expenses for return flights taking place after the balance sheet date and accrued rental costs.

(24) Derivative financial instruments

Derivative financial instruments

€ million	31 Dec 2006 Remaining term of more than 1 year	Total	31 Dec 2005 Total	Remaining term of more than 1 year
Receivables from derivative financial instruments	7.8	84.0	200.2	51.1

Derivative financial instruments, primarily serving to hedge the future operative business, are detailed in the explanations on financial instruments.

(25) Current and deferred income tax claims

Income tax claims

€ million	31 Dec 2006	31 Dec 2005
Deferred income tax claims	275.6	299.4
Current income tax claims	23.4	15.6
Total	**299.0**	**315.0**

Assets from future income tax benefits comprised deferred tax assets from temporary differences between the carrying amounts in the consolidated balance sheet and the tax bases as well as the tax savings from loss carryforwards assessed as recoverable in the future. Deferred tax assets are outlined in detail under note 12. Deferred income tax assets included an amount of € 200.2 million (previous year: € 279.0 million) to be realised in more than twelve months. This item also included current income tax claims.

(26) Inventories

Inventories

€ million	31 Dec 2006	31 Dec 2005
Raw materials and supplies	102.1	110.7
Work in progress	3.5	9.8
Finished goods and merchandise	23.7	29.9
Total	**129.3**	**150.4**

As in the previous year, no inventories had to be carried at lower net realisable value in the 2006 financial year. No reversals of write-downs of inventories were effected in 2005 and 2006.

(27) Cash and cash equivalents

Cash and cash equivalents

€ million	31 Dec 2006	31 Dec 2005
Bank deposits	667.5	584.1
Cash in hand and cheques	21.2	15.1
Total	**688.7**	**599.2**

As in the previous year, cash and cash equivalents were not subject to any significant restraints on disposal.

(28) Assets held for sale

Assets held for sale

€ million	31 Dec 2006	31 Dec 2005
Trading	–	392.4
TQ3 Group	–	263.9
Other non-current assets	171.4	58.4
Total	**171.4**	**714.7**

Due to the first time application of IFRS 5 in the 2005 financial year, the assets of the discontinuing operations and the non-current assets subject to a specific plan to sell were combined into a disposal group in a single balance sheet item. In the course of the 2006 financial year, both the US steel trading activities and the TQ3 Group were sold. Apart from real estate assets and land, the material assets of Montreal Gateway Terminals were classified as a disposal group at the end of the 2006 financial year. The port terminals were part of the business of CP Ships, the container shipping line acquired in 2005. A selling agreement was concluded in February 2007. Details concerning the transaction are provided in the report on events after the balance sheet date in the management report. In addition, Hapag-Lloyd's minority share in Germanischer Lloyd AG worth € 15.1 million was classified as 'held for sale' due to the selling agreement concluded at the end of the completed financial year which was still subject to suspensive conditions at the balance sheet date. The suspensive conditions were met on 5 January 2007. The divestment of a hotel of the RIU Group, classified as held for sale, is expected for the 2007 financial year. In connection with the assets held for sale and the associated liabilities,

Group equity

€ million	Subscribed capital (29)	Capital reserves (30)	Other revenue reserves	Differences from currency translation	Revaluation reserve
Balance as at 31 Dec 2004	**457.0**	**1,566.3**	**1,294.3**	**- 567.8**	**10.6**
Dividend payments			- 134.8		
Issue of employee shares	1.2	6.6			
First time consolidation					
Deconsolidation			- 2.7		
Effect of the acquisition of minority interests			- 20.0		
Effect of step acquisitions					11.3
Income and expenses directly taken to equity			458.0	174.0	
Tax items directly offset against equity		13.1			
Capital increase	182.8	799.0			
Raising of hybrid capital					
Balance as at 31 Dec 2005	**641.0**	**2,385.0**	**1,594.8**	**- 393.8**	**21.9**
Dividend payments			- 189.0		
Hybrid capital dividend			- 27.4		
Issue of employee shares	0.7	4.1			
Reclassification of conversion options		11.7			
First time consolidation			- 11.7		
Deconsolidation			- 0.9		
Effect of the acquisition of minority interests			- 45.1		
Effect of option writer position from an option on minority interests					
Income and expenses directly taken to equity			- 905.1	- 130.3	
Tax items directly offset against equity		- 4.6			
Balance as at 31 Dec 2006	**641.7**	**2,396.2**	**415.6**	**- 524.1**	**21.9**

Income and expenses recognised directly in equity with no effect on results are shown separately in the statement of recognised income and expenses.

differences of € 4.6 million arising from currency translation had to be taken to equity with no effect on results in the 2005 financial year.

Port Terminals

€ million	31 Dec 2006
Goodwill	4.4
Transport and lease agreements	64.0
Customer base	19.3
Property, plant and equipment	32.7
Fixed assets	120.4
Current assets	11.4

TQ3 Group

€ million	31 Dec 2005
Fixed assets	144.4
Non-current receivables	2.3
Non-current assets	146.7
Inventories	–
Current receivables	109.9
Cash and cash equivalents	7.3
Current assets	117.2

A breakdown of the assets of the discontinuing operations is provided in note 13.

Revaluation reserve for financial assets	Reserve according to IAS 19	Revenue reserves (31)	Hybrid capital (32)	Equity before minority interests	Minority interests (33)	Total
- 37.5	**- 299.6**	**400.0**	**0.0**	**2,423.3**	**236.4**	**2,659.7**
		- 134.8		- 134.8	- 12.3	- 147.1
				7.8		7.8
				0.0	- 9.9	- 9.9
	2.7			0.0	0.6	0.6
		- 20.0		- 20.0	- 0.4	- 20.4
		11.3		11.3		11.3
192.2	- 304.3	519.9		519.9	48.1	568.0
- 83.5	90.9	7.4	3.3	23.8	- 0.3	23.5
				981.8		981.8
			291.5	291.5		291.5
71.2	**- 510.3**	**783.8**	**294.8**	**4,104.6**	**262.2**	**4,366.8**
		- 189.0		- 189.0	- 19.0	- 208.0
		- 27.4		- 27.4		- 27.4
				4.8		4.8
				11.7		11.7
	11.7			0.0	8.4	8.4
				0.0	- 11.3	- 11.3
		- 0.9		- 0.9	0.9	0.0
		- 45.1		- 45.1		- 45.1
- 328.9	176.0	- 1,188.3		- 1,188.3	34.0	- 1,154.3
120.8	- 51.8	69.0		64.4	0.3	64.7
- 136.9	**- 374.4**	**- 597.9**	**294.8**	**2,734.8**	**275.5**	**3,010.3**

(29) Subscribed capital

The subscribed capital of TUI AG consisted of no-par value shares, each representing an identical share in the capital stock. The proportionate share in the capital stock per no-par value share was around € 2.56. In July 2005, the previous bearer shares were converted to registered shares.

The subscribed capital of TUI AG, registered in the commercial registers of the district courts of Berlin-Charlottenburg and Hanover, rose by € 0.7 million to a total of € 641.7 million due to the issuance of 287,280 employee shares. Subscribed capital thus comprised 251,019,855 shares (previous year: 250,732,575 shares) at the end of the financial year.

The Annual General meeting of 10 May 2006 authorised the Executive Board of TUI AG to purchase own shares of up to 10% of the subscribed capital. The authorisation will expire on 9 November 2007 and replaces the authorisation granted by the Annual General Meeting of 11 May 2005. To date, the possibility of acquiring own shares has not been used.

Conditional capital
The Annual General Meeting of 18 June 2003 adopted a resolution creating conditional capital of € 90.0 million. The conditional capital was intended to service conversion options and warrants from the issue of one or several bonds with a total par value of up to € 1.0 billion by 17 June 2008. Convertible bonds totalling around € 384.6 million were issued in October 2003. The conversion options entitled the holders to convert each convertible bond of a par value of € 50,000.00 into

2,520 shares in TUI AG. This far, the holders of the convertible bonds have not yet exercised any conversion rights.

In order to retain the possibility of issuing bonds, the Annual General Meeting of 10 May 2006 adopted a resolution creating further conditional capital of € 100.0 million. Accordingly, bonds with conversion options and warrants as well as profit-sharing rights and income bonds with a total par value of up to € 1.0 billion (with and without fixed terms) may be issued by 9 May 2011. The corresponding resolution by the Annual General Meeting of 18 May 2004 on the creation of conditional capital of € 70.0 million was cancelled.

Authorised capital

At the end of the 2005 financial year, the authorised capital of € 10.0 million created at the Annual General Meeting of 18 May 2004 for the issuance of employee shares stood at € 8.1 million. The authorised capital was partly used in the 2006 financial year to issue 287,280 employee shares (previous year: 473,420 shares). The remaining authorised capital for the issuance of employee shares thus stood at € 7.3 million at the end of the 2006 financial year. The Executive Board of TUI AG has been authorised to use this capital by 17 May 2009.

In addition to the authorised capital for the issuance of employee shares, the Annual General Meeting of 10 May 2006 resolved to create authorised capital for the issuance of new shares against cash or non-cash contribution totalling € 310.0 million. The issue of new shares against non-cash contribution was limited to € 128.0 million. The Executive Board of TUI AG has been authorised to use the authorised capital by 9 May 2011. Of the authorised capital of € 215.6 million, created by a resolution of the Annual General Meeting of 18 May 2004, an amount of € 182.8 million was used for the issue of 71,502,616 shares against cash contribution in the 2005 financial year. The authorised capital remaining at the end of 2005 of € 32.8 million was cancelled.

Including the remaining authorised capital for the issuance of employee shares, total unused authorised capital amounted to € 317.3 million.

(30) Capital reserves

The capital reserves mainly comprised transfers of premiums from the issue of shares and amounts generated by issuing bonds for conversion options and warrants to purchase shares in TUI AG where the conversion options and warrants had to be classified as equity instruments in accordance with IAS 32. Premiums from the issue of shares due to the exercise of conversion options and warrants were also transferred to the capital reserves. The funding costs for the issue of conversion options and warrants and for the capital increase by means of the issue of new shares against cash contribution were eliminated against the transfers to the capital reserves resulting from these transactions.

In accordance with the revised IAS 32 in combination with IAS 39, the conversion right of the convertible bond issued in October 2003 had to be classified as a derivative liability. Since on 3 April 2006 TUI AG irrevocably waived its right to be able to deliver cash in the event of a conversion, the conversion option had to be classified as an equity instrument. As a result, the capital reserves rose by € 7.2 million. In the financial year under review, the capital reserves rose by € 4.1 million (previous year: € 6.6 million) due to the issuance of employee shares. In 2005, the capital reserves had risen by € 812.1 million due to the issue of new shares against cash contribution.

(31) Revenue reserves

Other revenue reserves comprised transfers from the results of the current or previous financial years as well as eliminations of goodwill from capital consolidation and at equity measurement of subsidiaries purchased until 30 September 1995.

Furthermore, adjustments with no effect on results from the first time application of new or revised accounting standards and effects of changes in accounting and measurement methods were transferred to or eliminated against other revenue reserves.

In accordance with section 58 subsection 2 of the German Stock Corporation Act, dividend payments to TUI AG shareholders were based on net profit available for distribution of the commercial-law financial statements of TUI AG. A proposal will be submitted to the Annual General Meeting by the Executive and the Supervisory Board to carry the profit of € 54.3 million available for distribution forward on new account.

In the 2006 financial year, the option writer position from an option on minority interests resulted in a reduction in other revenue reserves outside profit and loss of € 45.1 million.

Differences arising from currency translation comprised differences from the currency translation of the financial statements of foreign subsidiaries as well as differences from the translation of goodwill denominated in a foreign currency.

The revaluation reserve was formed in the framework of step acquisitions of companies. At the date of first time consolidation, the changes in the fair values of the assets and liabilities of the acquired company arising in between the individual acquisition dates were recognised in the revaluation reserve with no effect on results based on the interest held prior to first time consolidation. In the framework of deconsolidation, the revaluation reserves were eliminated against other revenue reserves.

The revaluation reserve for financial assets comprised the portion of gains and losses from hedges which was determined as an effective hedge of future cash flows. The revaluation reserve for financial assets was released with an effect on results in the same period in which the hedged transaction had an effect on results or was no longer assessed as probable.

The reserve according to IAS 19 comprised profits and losses from changes in actuarial parameters in connection with the measurement of pension obligations and the associated fund assets, recognised with no effect on results.

In the 2006 financial year, the increase in the long-term interest rate level in the UK was the main reason for a reduction in pension obligations and the related increase in the reserve according to IAS 19. The reserve stood at € -374.4 million (previous year: € -510.3 million) at the end of the financial year under review.

(32) Hybrid capital

In accordance with IAS 32, the subordinated hybrid capital issued by TUI AG in December 2005 with a nominal volume of € 300.0 million represented Group equity. The capital procurement costs of € 8.5 million were deducted from the hybrid capital with no effect on results, taking account of deferred income taxes. Dividend

entitlements of hybrid capital investors were deferred as other financial liabilities until the payment date.

(33) Minority interests

Minority interests mainly related to companies of the tourism division, in particular the RIU Group and a number of incoming agencies.

(34) Pension provisions and similar obligations

A number of pension schemes based on defined contribution plans or defined benefit plans were provided for Group employees. Pension obligations varied according to the legal, fiscal and economic circumstances of the country concerned and usually depended on employees' length of service and pay levels. While all defined contribution plans were funded by means of the payment of premiums to external insurance companies or funds, systems existed for defined benefit plans entailing the formation of provisions within the Company or investments in funds outside the Company.

German employees enjoyed benefits from a statutory defined contribution plan paying pensions as a function of employees' income and the contributions paid in. Several other industry pension organisations existed for companies of the TUI Group. Once the contributions to the state and private pension insurance institutions had been paid, the Company had no further obligations. Current contribution payments were recognised as an expense for the respective period. In the 2006 financial year, the pension costs for all defined contribution plans for the TUI Group totalled € 77.9 million (previous year: € 83.2 million). The pension costs for defined benefit pension commitments totalled € 80.3 million (previous year: € 90.0 million).

Pension costs for defined benefit obligations

€ million	2006	2005
Current service cost for employee service in the financial year	62.4	54.6
Interest cost	118.9	105.5
Expected return on external plan assets	86.5	74.3
Past service cost due to plan changes	- 12.7	4.7
Effects of curtailment or settlement of pension obligations	- 1.8	- 0.5
Total	**80.3**	**90.0**

The increase in the current service cost for employee service in the financial year, interest cost and expected return on external plan assets in the 2006 financial year mainly resulted from changes in the TUI Northern Europe sector. While the change in the applicable mortality tables in Thomsonfly UK in the 2005 financial year was the main reason for an increase in the current service cost, the increase in the interest cost in the 2006 financial year resulted primarily from the considerable year-on-year increase in the opening balance of the pension obligations in the TUI Northern Europe sector. The increase in the expected return on external plan assets resulted from a year-on-year increase in the market value of fund assets.

An amendment of a British law which entered into force in April 2006 allows British pensioners to have substantially larger parts of their pension paid out as a tax-free lump sum than before. The Group's pension schemes in the UK were adjusted accordingly. These improvements indeed resulted in an increase in amounts paid out and a reduction in the corresponding pension obligations. The effects of the increase in the payout ratio before the amendment of the law were carried as an actuarial gain (€ 15.2 million) outside profit or loss. The increase in the assumption on future payout ratios caused by the amendment and the associated reduction in pension

obligations were immediately recognised with an effect on results (€ 13.2 million) as 'past service cost' for vested entitlements. The income from past service cost shown under pension costs was mainly attributable to this development.

Provisions for pension obligations were established for benefits payable in the form of retirement, invalidity and surviving dependants' benefits. Provisions were exclusively formed for defined benefit schemes under which the Company guarantees employees a specific pension level. Provisions for similar obligations covered in particular early retirement and temporary assistance benefits.

Development of provisions for pensions and similar obligations

€ million	Balance as at 31 Dec 2005	Changes in consolidation[1]	Changes with no effect on results	Utilisation	Reversal	Addition	Balance as at 31 Dec 2006
Provisions for pensions	1,285.5	- 7.1	- 186.3	44.4	13.7	44.8	1,078.8
Similar obligations	8.1	0.1	–	2.0	–	0.1	6.3
Total	**1,293.6**	**- 7.0**	**- 186.3**	**46.4**	**13.7**	**44.9**	**1,085.1**

[1] as well as transfers and exchange differences

The actuarial gains and losses arisen in the 2006 financial year were eliminated against equity with no effect on results, causing the indicated change in pension provisions with no effect on results.

Where the defined benefit pension obligations were not financed by provisions, they were funded externally. This type of funding of pension obligations prevailed to a considerable extent in the Northern Europe sector in TUI UK and Thomsonfly UK. Furthermore, funded pension obligation systems were operated by foreign container shipping companies and by companies in Switzerland and in the Netherlands.

While the fund assets were determined on the basis of the fair values of invested funds as at 31 December 2006, pension obligations were measured on the basis of actuarial calculations and assumptions. The obligations under defined benefit plans were calculated on the basis of the internationally accepted projected unit credit method, taking account of expected future increases in salaries and pensions.

Actuarial parameters for German companies

Percentage p.a.	2006	2005
Discount rate	4.5	4.25
Projected future salary increases	2.0 – 2.5	1.5 – 2.0
Projected future pension increases	1.5 – 1.83	1.0 – 1.5
Projected employee turnover rate	2.0	2.0

Actuarial calculations for companies abroad were based on specific parameters for each country concerned.

Actuarial assumptions for foreign companies

Percentage p.a.	Discount rate	Projected return on plan assets	Projected future salary increases	Discount rate	Projected return on plan assets	Projected future salary increases
			2006			2005
Eurozone	4.5	4.25 – 6.0	0.0 – 4.5	4.25	5.0 – 6.0	0.0 – 4.4
UK	5.0 – 5.2	4.55 – 7.4	3.4 – 4.6	4.75 – 4.8	4.5 – 7.47	3.8 – 4.5
Rest of Europe	3.25	4.0	1.5 – 2.0	3.25 – 3.75	2.5 – 4.0	0.2 – 2.5
North America	4.75 – 5.75	5.0 – 6.0	3.5 – 5.0	5.0 – 6.0	6.0	5.0
South America	9.0	9.0	5.0	9.0	9.0	5.0
Asia	2.3 – 3.75	1.5 – 2.75	1.5 – 3.0	2.0 – 3.75	1.5 – 2.75	1.5 – 3.0

Development of the net present value of actual pension obligations

€ million	2006	2005
Net present value of actual pension obligations at beginning of year	**2,503.9**	**2,003.8**
First time application of IFRS 5	–	- 55.7
Additions to consolidation	24.3	58.9
Disposals from consolidation	31.6	4.7
Current pension obligations	62.4	54.6
Interest cost	118.9	105.5
Pensions paid	- 105.5	- 68.6
Contributions paid by pension beneficiaries	11.6	12.5
Actuarial gains (-) and losses (+)	- 148.3	403.3
Past service benefits	- 10.9	5.0
Exchange differences	35.4	36.3
Other	10.0	- 47.0
Net present value of actual pension obligations at year-end	**2,470.2**	**2,503.9**

In many companies, the development of the actuarial gains and losses was mainly determined by a higher discount rate applicable in accordance with the IFRS rules in the completed financial year. In 2005, in contrast, lower interest rates had to be applied for a large number of obligations compared with the 2004 financial year. The development of the actuarial loss in 2005 was also strongly driven by the application of new mortality tables in Thomsonfly UK.

While the disposal of business travel activities was carried under 'Other changes' in 2005, no such disposals were recorded in the current financial year. The increase in pension obligations carried in 'Other' changes mainly resulted from the arrangements in the framework of the sales negotiations concerning the Dutch business travel operations, which have meanwhile been removed from consolidation. In line with the agreement, the TUI Group assumed the relevant obligations to the beneficiaries who already obtained benefits at the date of the divestment.

The exchange differences shown for the 2006 financial year mainly resulted from the translation of British pounds sterling into euros.

Development of the fair value of fund assets

€ million	2006	2005
Fair value of fund assets at beginning of year	**1,218.5**	**972.5**
First time application of IFRS 5	–	- 9.7
Additions to consolidation	–	39.0
Disposals from consolidation	-	-
Expected return on external plan assets (-)	- 86.5	- 74.3
Actuarial gains (-) / losses (+) of the current year	- 38.0	- 109.9
Exchange differences	23.1	23.2
Employer's contributions paid in	74.8	60.9
Contributions paid by the beneficiary of the plan	11.6	12.5
Pensions paid	- 70.0	- 35.7
Other	15.9	- 28.4
Fair value of fund assets at year-end	**1,398.4**	**1,218.5**
of which dividend-carrying securities	944.9	953.3
of which bonds	323.5	207.9
of which property, plant and equipment	1.1	-
of which cash	75.0	16.6
of which other	53.9	40.7

As in 2005, the development of the actuarial gains showed that the pension funds were invested in recovering capital markets. Given an expected return of € 86.5 million (previous year: € 74.3 million), the funds generated an actual return of € 124.5 million (previous year: € 184.2 million). The year-on-year increase in pension payments was primarily attributable to the amendment of the British law already outlined in the explanations on the defined benefit pension costs. While the disposal of the business travel operations was carried under 'Other' changes in 2005, no corresponding disposals were recorded in the financial year under review. The increase in pension obligations carried in 'Other' changes mainly resulted from the arrangements in the framework of the sales negotiations concerning the Dutch business travel operations, which have meanwhile been removed from consolidation. In line with the agreement, the TUI Group assumed the relevant obligations to the beneficiaries who already obtained benefits at the date of the divestment and took over the corresponding fund assets.

The assumptions used in determining the expected return on external fund assets were based on the actual fund structure and were oriented to the future long-term returns for the individual fund categories. Further factors taken into account were the current interest level and the inflation trend. The TUI Group's calculation of the pension costs was based on conservative forecasts in determining the expected return on the fund assets. This was reflected by the fact that both in 2005 but in the financial year under review the funds in particular not just generated the expected returns but managed to generate amounts on top of these returns.

The companies of the TUI Group are expected to contribute around € 62.3 million to pension funds in the 2007 financial year.

Reconciliation of the present value of pension obligations to pension liability recognised in the balance sheet

€ million	31 Dec 2006 Plans with obligation in excess of assets	31 Dec 2006 Plans with assets in excess of obligations	31 Dec 2006 Total	31 Dec 2005 Plans with obligation in excess of assets	31 Dec 2005 Plans with assets in excess of obligations	31 Dec 2005 Total
Actual present value of fully or partly funded pension obligations	1,809.9	123.9	1,933.8	1,953.0	8.1	1,961.1
Fair value of external plan assets	1,265.7	132.7	1,398.4	1,210.3	8.2	1,218.5
Deficit respectively surplus	**544.2**	**- 8.8**	**535.4**	**742.7**	**- 0.1**	**742.6**
Actual present value of non-funded pension obligations			536.4			542.8
Net present value of pension obligations			**1,071.8**			**1,285.4**
Adjustment for past service cost			- 1.8			–
Net recognised liability			**1,070.0**			**1,285.4**
of which provisions for pensions for non-funded obligations			534.6			542.8
of which provisions for pensionf for funded obligations			544.2			742.7
of which capitalised assets			- 8.8			- 0.1

Since the TUI Group used the option of immediately offsetting the actuarial gains and losses against equity in the year in which they arose, the TUI Group's total pension obligations were fully shown in the balance sheet, netted against existing fund assets. There was only an adjustment of € 1.8 million due to past service cost that was not yet recognised in the balance sheet. The off-balance adjustment will be charged to expenses and successively amortised in the next financial years.

Where plan assets exceeded obligations with regard to funded pension obligations, taking account of an adjustment due to past service cost, and where at the same time there was an entitlement to reimbursement or reduction of future contribution payments to the fund, the excess was capitalised in conformity with the upper limit defined by IAS 19.

On the basis of a year-on-year comparison, the key amounts related to pension obligations were as follows:

€ million	2006	2005	2004
Net present value of pension obligations at year-end	2,470.2	2,503.9	2,003.8
Fund assets at year-end	1,398.4	1,218.5	972.5
Surplus respectively deficit at year-end	535.4	742.6	478.7
Actuarial gains (-) / losses (+) of the current year from the obligations	- 148.3	403.3	51.8
Actuarial gains (-) / losses (+) of the current year from the fund assets	- 38.0	- 109.9	- 23.6

As at 31 December 2006, the actuarial gains and losses before deferred income taxes recorded by then and eliminated against equity with no effect on results totalled € - 540.2 million (previous year: € - 735.5 million).

(35) Income tax provisions and other provisions

Development of provisions in the 2006 financial year

€ million	Balance as at 31 Dec 2005	Changes in consolidation[1]	Utilisation	Reversal	Addition	Balance as at 31 Dec 2006
Provisions for current income tax	215.2	3.6	22.1	1.5	69.6	264.8
Provisions for deferred tax	144.4	- 98.7	–	–	14.4	60.1
Income tax provisions	**359.6**	**- 95.1**	**22.1**	**1.5**	**84.0**	**324.9**
Personnel costs	286.4	- 15.0	150.4	18.7	206.4	308.7
Typical operating risks	145.3	28.9	32.9	6.9	36.7	171.1
Risks from pending transactions	49.4	–	8.0	8.5	21.6	54.5
Guarantee and liability risks	89.8	- 19.7	8.7	9.4	38.8	90.8
Provisions for other taxes	66.0	- 2.0	16.5	1.8	2.8	48.5
Miscellaneous provisions	366.0	- 21.7	113.9	37.9	145.3	337.8
Other provisions	**1,002.9**	**- 29.5**	**330.4**	**83.2**	**451.6**	**1,011.4**
Total	**1,362.5**	**- 124.6**	**352.5**	**84.7**	**535.6**	**1,336.3**

[1] as well as transfers and exchange differences

Income tax provisions

Income tax provisions comprised provisions for current and deferred income taxes, outlined in note 12. The net change in deferred tax provisions between the balance sheet dates was fully shown as an addition in the above table.

Other provisions

Other provisions comprised provisions for personnel costs, typical operating risks, risks from pending transactions, guarantee and liability risks, provisions for other taxes and miscellaneous provisions.

Provisions for personnel costs comprised provisions for vacation, unpaid bonus payments, severance compensation and jubilee benefits.

In addition, the provisions for personnel costs also comprised provisions for share-based payment schemes with cash compensation according to IFRS 2.

In the framework of a long-term incentive programme, the Executive Board members and other key management in the Group were granted bonuses which were translated into phantom shares in TUI AG on the basis of an average share price. The phantom shares were calculated on the basis of Group earnings before taxes and amortisation of goodwill (EBTA). The translation into phantom shares was based on the average stock price of the TUI share on the 20 trading days following the Supervisory Board meeting at which the annual financial statements were approved. The number of phantom stocks granted in a financial year is therefore only determined in the subsequent year. Following a lock-up period of two years, the right to cash payment from this bonus within predetermined timeframes can be exercised individually. The lock-up period did not apply to members leaving the Group. The payment level depended on the average stock price of the TUI share over a period of 20 trading days after the exercise date. There were no absolute or relative return or stock price targets. A cap was agreed for exceptional, unforeseen developments. Since the strike price was € 0 and the incentive programme did not entail a vesting period, the fair value corresponded to the intrinsic value and hence the market price at the balance sheet date. Accordingly, the fair value of the obligation was determined by multiplying the number of phantom shares with the stock price at the respective reporting date.

Development of phantom shares

	Number	Present value in € million
31 Dec 2004	**683,555**	**11.1**
Phantom shares granted	209,224	3.8
Phantom shares exercised	182,772	- 3.6
Measurement results		1.0
31 Dec 2005	**710,007**	**12.3**
Phantom shares granted	239,638	4.4
Phantom shares exercised	185,116	- 2.9
Measurement results		- 2.2
31 Dec 2006	**764,529**	**11.6**

In the Northern Europe sector, there were different share-based payment schemes with cash compensation in conformity with IFRS 2, each with a term to maturity of three years. Senior executive staff are granted a contractually agreed maximum number of phantom shares under these compensation schemes. The number of phantom shares actually granted at the end of the term of the respective compensation scheme depends on the extent of target achievement with regard to predetermined indicators and, depending on the actual design of the compensation scheme, to some extent on the relative price share development of TUI AG compared with DAX 30. If an employee leaves the Company before the end of the compensation scheme, these phantom shares may expire. For each individual year, the number of phantom shares granted is measured on the basis of target achievement with regard to the pre-defined parameters, and to some extent on the basis of the relative share price development of TUI AG compared with other DAX 30 members. Where future periods are involved, corresponding estimates are made. The fair value was determined on the basis of the parameters mentioned above by means of Monte Carlo methods as at the balance sheet date. Deductions were made in order to account for expected employee turnover. The level of the provision for the compensation schemes formed as at the respective balance sheet date was based on the degree of target achievement, taking account of pro rata temporis accumulation over the vesting period.

	Number	Pro rata temporis present value in € million
31 Dec 2004	**1,314,212**	**6.4**
Phantom shares granted	371,403	1.7
Phantom shares exercised	273,351	- 1.8
Phantom shares expired	131,876	- 2.5
Measurement results		4.8
31 Dec 2005	**1,280,388**	**8.6**
Phantom shares granted	423,988	0.6
Phantom shares exercised	489,475	- 2.7
Phantom shares expired	89,054	- 1.8
Measurement results		0.5
31 Dec 2006	**1,125,847**	**5.2**

In order to reduce production costs in tourism, the Group's Executive Board adopted a cost-cutting containment programme aimed at reducing tourism costs by € 250 million by 2008. The cost-cutting programme comprises savings of € 100 million in terms of personnel costs and € 150 million in terms of related cost of materials. Where the individual measures were sufficiently specific and a factual obligation for

restructuring existed, corresponding provisions were formed. These were primarily provisions for personnel costs related to planned personnel reductions and other provisions due to the early termination of rental and lease agreements. Personnel measures focused on source markets Germany and France, but in particular on source market UK. These restructuring measures resulted in total expenses of € 100.6 million in the tourism division in the 2006 financial year. At the end of the financial year, total provisions amounted to € 95.8 million. The provisions formed for personnel measures will probably be utilised in 2007.

Due to the acquisition of the CP Ships Group in 2005, restructuring measures were initiated and partly implemented in the shipping division in the completed financial year. Like those launched in the tourism division, these measures also comprised personnel reductions and the related early termination of rental and leasing contracts for office facilities. Total restructuring costs of € 66.4 million arose in the financial year under review. The provisions of € 34.8 million at the end of the completed financial year will probably almost fully be utilised in the 2007 financial year.

Provisions for typical operating risks of € 171.1 million comprised provisions for maintenance operations for leased aircraft of € 114.5 million and provisions for stabilising and restoration measures for the former mining activities (approx. € 38.0 million). These provisions included an amount of € 30.5 million (previous year: € 31.5 million) for necessary environmental protection measures.

The provision for risks from onerous contracts was primarily formed for hotel and flight capacity already contracted but not expected to be fully utilised.

The provision formed in previous years due to the insolvency of Babcock Borsig AG for risks from the anticipated availment of guarantees and warranties granted in previous years for the former plant engineering activities was partly utilised and reduced accordingly in the year under review. In addition, provisions for guarantee, warranty and liability risks in the shipping division mainly comprised maintenance obligations in connection with leased containers and obligations to pay for uninsured damage to cargo.

Other provisions comprised provisions formed in connection with the settlement of selling agreements in the framework of the completed restructuring of the Group. Total provisions of € 75 million were made. They related to divestment transactions from the former energy, trading and special logistics sectors. In addition, preliminary measures were taken for the settlement of purchase contracts in the real estate and IT services areas.

Where the difference between the present value and the settlement value of a provision was material for the measurement of a non-current provision as at the balance sheet date, the provision had to be recognised at its present value in accordance with IAS 37. The discount rate to be applied should take account of the specific risks of the provision and of future price increases. This criterion applied to some items contained in the TUI Group's other provisions. Transfers to other provisions comprised an interest portion of € 4.2 million (previous year: € 2.2 million), recognised as interest costs. The largest portion related to transfers to provisions for typical operating risks.

Terms to maturity of income tax provisions and other provisions

€ million	31 Dec 2006 Remaining term of more than 1 year	Total	31 Dec 2005 Total	Remaining term of more than 1 year
Provisions for current taxes on income	177.0	264.8	215.2	195.4
Provisions for deferred taxes	49.5	60.1	144.4	108.2
Income tax provisions	**226.5**	**324.9**	**359.6**	**303.6**
Personnel costs	96.2	308.7	286.4	82.3
Typical operating risks	105.6	171.1	145.3	99.6
Risks from pending transactions	18.4	54.5	49.4	23.7
Guarantee and liability risks	52.4	90.8	89.8	55.2
Provisions for other taxes	19.8	48.5	66.0	16.4
Miscellaneous provisions	143.1	337.8	366.0	124.7
Other provisions	**435.5**	**1,011.4**	**1,002.9**	**401.9**
Total	**662.0**	**1,336.3**	**1,362.5**	**705.5**

Provisions for deferred taxes had to be carried as non-current provisions in the balance sheet, irrespective of the expected realisation date.

(36) Financial liabilities

Financial liabilities

€ million	31 Dec 2006 Remaining terms up to 1 year	more than 1-5 years	more than 5 years	Total	31 Dec 2005 Total	Remaining term of more than 1 year
Convertible bonds	–	362.1	–	362.1	352.5	351.6
Other bonds	–	1,549.7	441.4	1,991.1	2,733.3	1,983.8
Liabilities to banks	251.3	659.3	131.8	1,042.4	799.1	505.3
Liabilities from finance leases	28.1	228.7	34.3	291.1	394.4	351.9
Financial liabilities due to non-consolidated Group companies	33.7	2.1	–	35.8	26.0	2.0
Financial liabilities due to affiliates	6.3	–	–	6.3	6.4	–
Other financial liabilities	102.6	47.1	21.1	170.8	46.5	19.3
Total	**422.2**	**2,849.0**	**628.6**	**3,899.6**	**4,358.2**	**3,213.9**

Convertible bonds only comprised the convertible bond of € 384.6 million issued by TUI AG in November 2003. The bond, maturing on 1 December 2008, entailed an interest coupon of 4.0% p.a. Each convertible bond of a par value of € 50,000.00 entitles the holder to convert it into 2,520 shares at a conversion price of around € 19.84 per share any time between 2 January 2004 and 17 November 2008.

The debt component of the convertible bond was carried at the issue date at its present value based on an interest rate in line with market conditions and was increased by the interest portion of the period as at the balance sheet date in accordance with the internationally accepted effective interest method.

Other bonds comprised bonds with a total nominal volume of € 2,025.0 million.

The bearer bond with a nominal volume of € 750.0 million, issued in October 1999 by TUI AG, was redeemed on schedule in October 2006 when due. It was a fixed-interest instrument with a coupon of 5.875%. The bearer bond had a denomination of € 1,000.00.

In the 2004 financial year, two bonds totalling € 1,025.0 million were issued in the framework of the long-term refinancing of the Group. The bond with a nominal volume of € 625.0 million, issued in May 2004 and maturing in May 2011, carried a nominal fixed-interest coupon of 6.625%. The bond with a nominal volume of € 400.0 million issued in June 2004 entailed a floating interest rate (EURIBOR + 2.10%). This instrument will mature in August 2009. Both bonds had denominations of € 1,000.00.

In order to finance the acquisition of CP Ships, two further bonds with an aggregate volume of € 1,000.0 million were issued by TUI AG in December 2005. The fixed-interest bond of € 450.0 million, carrying a nominal interest rate of 5.125%, will mature in December 2012. The remaining bond volume of € 550.0 million was a floating-rate bond (3-month-EURIBOR + 1.55%) maturing in December 2010. The bonds, issued in the 2005 financial year, had denominations of € 50,000.00 (thereafter multiples of thousands).

Liabilities to banks broke down as follows:

Liabilities to banks

€ million		31 Dec 2006				31 Dec 2005	
			Remaining terms			Remaining term	
Maturing in	Weighted average interest rate p.a.	Total	up to 1 year	more than 1-5 year	more than 5 years	Total	more than 1 year
2006	–	–	–	–	–	81.1	–
2007	4.94%	56.3	56.3	–	–	0.5	0.4
2008	4.75%	3.3	2.2	1.1	–	6.7	4.1
2009	5.33%	183.0	–	183.0	–	5.6	4.3
2010	4.78%	105.0	–	105.0	–	51.2	51.0
2011	5.17%	12.3	2.5	9.8	–	10.7	10.3
2012	–	–	–	–	–	0.8	0.8
2013	5.32%	100.6	4.8	21.9	73.9	117.4	112.9
2014	5.09%	28.3	3.9	6.1	18.3	–	–
After 2016	4.53%	51.5	3.8	16.8	30.9	58.6	55.1
	Total fixed-interest	**540.3**	**73.5**	**343.7**	**123.1**	**332.6**	**238.9**
2006	EURIBOR	–	–	–	–	46.5	–
2007	EURIBOR	51.1	51.1	–	–	8.1	4.3
2007	LIBOR	19.1	19.1	–	–	–	–
2008	EURIBOR	63.0	11.0	52.0	–	45.7	32.4
2008	LIBOR	12.9	5.7	7.2	–	20.8	14.4
2009	EURIBOR	3.2	1.4	1.8	–	46.0	46.0
2010	EURIBOR	180.8	2.0	178.8	–	1.3	1.0
2010	LIBOR	–	–	–	–	0.5	0.4
2011	EURIBOR	23.6	10.2	13.4	–	15.1	13.5
2011	LIBOR	57.9	11.1	46.8	–	26.7	22.3
2012	EURIBOR	–	–	–	–	1.7	1.1
2012	LIBOR	15.0	2.6	10.4	2.0	94.9	85.3
2013	EURIBOR	–	–	–	–	1.5	1.5
After 2016	EURIBOR	12.8	0.9	5.2	6.7	44.9	42.2
After 2016	LIBOR	–	–	–	–	2.0	1.9
	Total floating-interest	**439.4**	**115.1**	**315.6**	**8.7**	**355.7**	**266.3**
	Total other	**62.7**	**62.7**	–	–	**110.8**	**0.1**
	Total	**1,042.4**	**251.3**	**659.3**	**131.8**	**799.1**	**505.3**

At € 560.8 million, the fair values of the main fixed-interest liabilities to banks exceeded the carrying amounts of € 540.3 million by € 20.5 million. For floating-interest liabilities, the carrying amounts corresponded to the fair values.

In the 2006 financial year, the Group renewed many of its bilateral short-term credit lines. In October 2006, TUI AG exercised the first of two extension options for the syndicated credit line of € 1.75 billion of December 2005, extending its maturity until 2009. At the beginning of 2007, TUI AG reduced the syndicated credit line which had not been used as at the balance sheet date to € 1.0 billion. These credit lines were almost exclusively based on floating-interest rates based on EURIBOR. In addition, € 400 million were raised through private placements with maturities of around three years in the framework of general corporate financing. Of the amount raised through the private placements, € 162 million were based on a floating-interest rate based on EURIBOR, with € 238 million based on a fixed-interest agreement.

The total of other liabilities mainly comprised liabilities from current accounts and liabilities which neither an interest rate nor a maturity date could be unambiguously allocated to.

Liabilities from finance leases were recognised without taking account of future interest costs.

Liabilities secured by mortgages, assignment as security or similar rights

€ million	31 Dec 2006	31 Dec 2005
To banks	49.5	137.2
To non-banks	3.9	3.9
Total	**53.4**	**141.1**

Secured liabilities related to non-current liabilities totalling € 41.1 million (previous year: € 126.8 million).

(37) Trade accounts payable

Trade accounts payable

€ million	31 Dec 2006	31 Dec 2005
To third parties	1,935.1	2,051.0
To non-consolidated Group companies	10.2	11.8
To affiliates	13.1	15.9
Total	**1,958.4**	**2,078.7**

(38) Derivative financial instruments

Derivative financial instruments

	31 Dec 2006				31 Dec 2005	
	Remaining terms					Remaining term
€ million	up to 1 year	more than 1-5 years	more than 5 years	Total	Total	more than 1 year
Liabilities from derivative financial instruments	116.2	26.5	0.5	143.2	73.1	32.1

Derivative financial instruments, mainly serving to hedge the future operative business, are outlined in detail in the explanations on financial instruments.

(39) Other liabilities

Other liabilities

€ million	up to 1 year	Remaining terms more than 1-5 years	more than 5 years	31 Dec 2006 Total	31 Dec 2005 Total	Remaining term more than 1 year
Other liabilities due to non-consolidated Group companies	5.6	–	–	5.6	18.5	–
Other liabilities due to affiliates	4.3	–	–	4.3	5.6	–
Other liabilities from income taxes	4.0	–	–	4.0	0.9	–
Other liabilities relating to other taxes	38.0	–	–	38.0	32.2	0.1
Other liabilities relating to social security	42.9	0.1	–	43.0	50.2	0.2
Other liabilities relating to employees	21.1	0.1	–	21.2	21.2	0.2
Other liabilities relating to members of the Boards	3.9	–	–	3.9	3.2	–
Other miscellaneous liabilities	148.9	15.7	–	164.6	172.1	25.7
Advance payments received	1,262.2	0.4	–	1,262.6	1,209.2	0.4
Other liabilities	**1,530.9**	**16.3**	**–**	**1,547.2**	**1,513.1**	**26.6**
Deferred income	**19.8**	**9.9**	**2.1**	**31.8**	**39.9**	**12.8**
Total	**1,550.7**	**26.2**	**2.1**	**1,579.0**	**1,553.0**	**39.4**

Deferred income included government grants paid to promote investments and not directly allocable to individual asset items (investment grants) of € 0.4 million (previous year: € 0.4 million).

(40) Liabilities relating to assets held for sale

Liabilities relating to assets held for sale

€ million	31 Dec 2006	31 Dec 2005
Trading	–	171.7
TQ3 Group	–	114.4
Other liabilities	2.1	2.4
Total	**2.1**	**288.5**

This balance sheet item comprised liabilities and provisions of discontinuing operations and other disposal groups. In addition, it comprised liabilities related to assets held for sale. In 2005, liabilities of € 55.9 million representing financial liabilities of the Group were recognised in this balance sheet item. A breakdown of liabilities and provisions of discontinuing operations is shown in note 13.

TQ3 Group

€ million	31 Dec 2005
Current provisions	12.0
Non-current provisions	18.1
Current financial liabilities	2.5
Non-current financial liabilities	3.7
Current other liabilities	77.2
Non-current other liabilities	0.9

(41) Contingent liabilities

Contingent liabilities

€ million	31 Dec 2006	31 Dec 2005
Liabilities under guarantees, bill and cheque guarantees due to non-consolidated Group companies	15.8	19.0
Other liabilities under guarantees, bill and cheque guarantees	196.1	266.2
Other liabilities under warranties	1.6	15.2
Contingent liabilities related to the provision of collateral for third-party liabilities	0.1	5.2
Total	**213.6**	**305.6**

Contingent liabilities were carried at the level of estimated completion amount as at the balance sheet date.

Liabilities under warranties were all contractual liabilities to third parties not to be classified as guarantees and going beyond the typical scope of the business and the industry.

In connection with the insolvency of Babcock Borsig AG, provisions were formed in previous years to fully cover the guarantees and warranties related to activities in the former plant engineering and ship building sectors which were likely to be called in. All remaining guarantees and warranties from former plant engineering and shipbuilding activities served the settlement of ongoing business transactions and were shown at their respective amounts at the balance sheet date. The reduction in guarantees and warranties led to a reduction in the relevant amount in the year under review.

TUI Group companies were jointly and severally liable for participations in civil-law partnerships for which profit and loss transfer agreements with subsidiaries existed, for participations in joint ventures and participations in partnerships as general partner.

(42) Litigation

Neither TUI AG nor any of its subsidiaries were involved in pending or foreseeable court or arbitration proceedings which might have a significant impact on its economic position or had such an impact in the past two years, nor were any such proceedings foreseeable. This also applied to actions claiming warranty, repayment or any other compensation brought forward in connection with the divestment of subsidiaries and sectors implemented over the past few years. The provision formed for the financial charge from the declaratory action submitted by the insolvency trustee of Babcock Borsig AG (in insolvency) at the district court of Duisburg in 2004 and meanwhile pending at the regional court of Frankfurt/Main only amounted to the level of the anticipated non-refundable cost of proceedings since the action was expected to be dismissed.

In 1999, the operator of the container terminal in Zeebrugge in Belgium brought an action for damages against CP Ships Ltd. and several of its subsidiaries due to an alleged breach of agreement in connection with the change of the Belgian port of call from Zeebrugge to Antwerp. Furthermore, seven shareholder class actions were brought against CP Ships in the US and a further three in Canada due to alleged irregularities in the reporting by the CP Ships Group in connection with the adjustments of the financial statements in 2004, resulting in particular in the reduction in profits for the first quarter of 2004 and for the preceding years 2002 and 2003. Based on the findings and assessments currently available, the prerequisites for the recognition of obligations are not met in either of the two pending cases. In the framework of the purchase price allocation as at 25 October 2005, these two actions were carried and recognised as contingent liabilities of USD 58.8 million. Offsetting refund claims under insurance policies and other agreements were not recognised since they were not assessed as highly probable.

As in previous years, the respective Group companies had formed provisions or expected adequate insurance benefits to cover any potential financial charges from other court or arbitration proceedings. Overall, the future financial position is therefore unlikely to be substantially affected by such charges.

(43) Other financial commitments

Nominal values of other financial commitments

€ million	31 Dec 2006 Remaining terms up to 1 year	more than 1-5 years	more than 5-10 years	Total	31 Dec 2005 Total	Remaining term more than 1 year
Order commitments in respect of capital expenditure	**700.2**	**1,889.5**	**550.2**	**3,139.9**	**1,069.8**	**801.6**
Order commitments in respect of tourism services	**808.6**	**1,035.8**	**408.8**	**2,253.2**	**3,001.5**	**2,078.9**
Accommodation services	341.2	656.8	318.0	1,316.0	1,633.2	1,231.1
Flight services	454.2	379.0	90.8	924.0	1,357.6	847.8
Other services	13.2	–	–	13.2	10.7	–
Other financial commitments	**225.6**	**474.2**	**13.9**	**713.7**	**155.0**	**36.2**
Total	**1,734.4**	**3,399.5**	**972.9**	**6,106.8**	**4,226.3**	**2,916.7**
Fair value	**1,659.7**	**2,979.0**	**684.1**	**5,322.8**	**3,707.3**	**2,451.1**

The fair value of other financial commitments was determined by means of discounting future expenses on the basis of a comparable market interest rate of 4.5% p.a. (previous year: 4.25%). If the previous year's interest rate of 4.25% p.a. had been used as the discount rate, the fair value would have been € 38.8 million higher.

In 2005, the trading sector – a discontinuing operation – comprised commitments of € 57.7 million at a fair value of € 55.3 million.

The increase of € 2,070.1 million in nominal order commitments in respect of capital expenditure was mainly attributable to the planned acquisition of new aircraft to replace parts of the currently operated fleet.

Order commitments in respect of tourism services related to contractual commitments to purchase accomodation and transport services from non-Group suppliers and associated companies as well as joint ventures.

The reduction in order commitments for accommodation services mainly related to the tour operators of source market Northern Europe. The decline in order commitments in respect of flight services primarily resulted from the use of the flight services purchased in 2005 by TUI Deutschland GmbH.

Other financial commitments mainly comprised amounts for commitments from orders already placed, land clean-up and renovation obligations, payment obligations and liabilities in connection with shareholdings. They also included other financial commitments from contractual agreements to purchase shares. The increase in other financial commitments primarily resulted from commitments to purchase IT services from TUI InfoTec GmbH.

Financial commitments from operating lease, rental and charter contracts

€ million	up to 1 year	more than 1-5 years	more than 5-10 years	more than 10 years	31 Dec 2006 Total	31 Dec 2005 Total	31 Dec 2005 Remaining term more than 1 year
	Remaining terms						
Hotel complexes	91.9	290.7	49.7	1.3	433.6	418.7	324.7
Travel agencies	71.7	201.4	101.9	43.5	418.5	401.8	337.1
Administrative buildings	56.5	174.4	92.5	27.5	350.9	456.5	386.8
Aircraft	246.3	567.4	68.7	–	882.4	615.1	400.9
Ships and container	663.0	1,027.5	416.2	112.5	2,219.2	2,224.5	1,391.3
Other	59.0	59.8	27.0	8.0	153.8	290.9	190.9
Total	**1,188.4**	**2,321.2**	**756.0**	**192.9**	**4,458.5**	**4,407.5**	**3,031.7**
Fair value	**1,137.2**	**2,034.1**	**531.6**	**124.2**	**3,827.1**	**3,847.0**	**2,527.3**

The fair value of financial commitments from lease, rental and charter contracts was determined by means of discounting future expenses on the basis of an interest rate of 4.5% p.a., which was in conformity with the market rate. If the previous year's interest rate of 4.25% p.a. had been used as the discount rate, the fair value would have been € 30.7 million higher.

The trading sector, a discontinuing operation, comprised commitments of € 15.1 million at a fair value of € 12.8 million in the 2005 financial year.

The commitments from lease, rental and leasing contracts exclusively related to leases that did not transfer all the risks and rewards incident to ownership of the assets to the companies of the TUI Group in accordance with IASB rules (operating leases). The test carried out to check whether the risks and rewards incident to ownership had passed to the TUI Group was effected in particular in consideration of existing options to purchase the assets or extend the terms of the contracts.

On a regular basis, operating leases for aircraft did not contain a purchase option nor an extension option at the end of the basic term. Current lease payments also comprised maintenance costs to a minor extent. The basic term regularly covered a period of between two and eight years.

Due to the acquisition of the business of CP Ships, leases with different terms and conditions existed for container ships. New leasing agreements regularly contain a purchase option.

The increase in rental and lease commitments for aircraft mainly resulted from the conclusion of sale-and-lease-back agreements. The reduction in other commitments from lease and rental contracts mainly resulted from a decline in follow-up obligations for expired leases.

Financial instruments

Financial instruments represent contractual rights or obligations that will lead to an outflow or inflow of financial assets or the issue of equity rights. They also comprise derivative claims or obligations derived from other financial instruments. The fair value (market value) of a financial instrument is the amount for which an asset could be exchanged, sold or purchased, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Financial instruments were exposed to certain financial risk factors which the Group eliminated or limited by means of appropriate risk strategies and hedging methods.

Hedging strategy and risk management
In accordance with the Group's corporate financial goal, financial risks had to be limited. In order to implement this goal, the Group operated central risk management activities in the framework of which TUI AG acted as the Group's bank. As a matter of principle, it was responsible for all financial transactions for the Group companies and Group-wide financial risk management, based on guidelines and rules fixing binding decision bases, competencies and responsibilities for all financial transactions.

Derivative financial instruments were only used in the framework of internally fixed limits and other regulations. The instruments used had to be controllable with the Group's own resources (human resources, organisational resources, systems). The hedges used were exclusively non-listed derivatives, primarily fixed-price transactions (e.g. futures and swaps) as well as options. The transactions were concluded at arm's length with top-rated contracting counterparties in the financial sector.
As a matter of principle, all hedging transactions of the Group were based on appropriately recognised or future underlying items.

There was a strict organisational separation between the functional areas of trading, settlement and control. Compliance with the set limits and guidelines was regularly monitored. Recognised standard software was used for the assessment, monitoring and reporting of the hedges entered into and the underlying items. The processes, the methods applied and the organisation of risk management were reviewed for compliance with the relevant regulations at least annually by the internal audit department and external auditors. In this context, the Group also performed a benchmarking against general industry standards.

The hedging transactions by the Group companies were based on the risk profile and hedge schedule of the respective company. The Group companies submitted monthly reports on their current and planned foreign currency and fuel requirements (or surpluses) to TUI AG. Based on the risk profile, the hedge schedule and the monthly reports submitted by the companies, each company defined its specific hedging strategy, on the basis of which TUI AG established its hedge portfolio.

TUI AG concluded appropriate hedge transactions with external counterparties, using potential netting effects (netting of income and expenses in the same currency and with equivalent terms).

Hedges of currency transactions in the tourism division covered between 95% and 100% of the planned foreign currency requirements in the respective tourism season after the calculated brochure prices had been fixed. The hedged volumes were adjusted to changes in planning requirements based on the monthly reports by the subsidiaries.

Currency transactions of the companies in the shipping division were also hedged in accordance with the planned exposures listed in the monthly reports submitted by the companies. Between 80% and 100% of the reported exposures were hedged in this division.

Hedges of price risks related to aircraft fuel were based on the hedging model used by the tourism companies. When calculations for the respective season were made, at least 95% of the exposures were hedged, taking account of possibilities of levying fuel price surcharges.

The fuel price risks for companies in the shipping division were hedged by means of financial derivatives, taking account of the applicable specific price escalator clauses (bunker adjustment factors). Hedges of the relevant exposures covered at least 80%.

Risk factors

The value of a financial instrument may change due to changes in exchange rates (currency risk), level of interest rates (interest rate risk) and changes in market and stock exchange prices (market risk).

Currency risk

The operative business of the TUI Group's companies generated payments denominated in foreign currencies, which were not always matched by congruent payments with equivalent terms in the same currency. To this extent the Group companies were exposed to currency risks. Within the TUI Group, risks from exchange rate fluctuations of more than 20 currencies were hedged, with the largest hedging volumes relating to US dollars, euros and British pounds sterling.

The largest hedging volume in the operative business related to US dollars. In the tourism business, payments in US dollars primarily related to the procurement of services in non-European destinations and purchases of aircraft fuel and aircraft. In the shipping division major procurement and sales transactions were denominated in US dollars. Due to the structure of the respective business, the tourism division had a substantial short position in US dollars while the shipping division had a long position in US dollars as a matter of principle.

The Eurozone limited the currency risk from transactions in the key tourist destinations to Group companies whose functional currency was not the euro. The tourism division and primarily the Northern Europe sector was mainly affected by changes in the value of the British pound sterling and the Swedish krona.

Interest rate risk (market value risk)

An interest rate risk, i.e. exposure to potential fluctuations in the value of a financial instrument resulting from changes in market interest rates (market value risk), arose primarily from medium- and long-term fixed-interest receivables and liabilities. Concerning long-term, fixed-interest financial liabilities, in particular the bonds issued, the fair values deviated from recognised carrying amounts. In accordance with IAS 32, the subordinated hybrid capital with no fixed maturity issued in December 2005 was not shown as a bond but as a separate component of Group equity.

Fair values and carrying amounts of the bonds issued (31 Dec 2006)

€ million	Volume	Interest rate % p.a.		Fair value of debt component	Fair value conversion options	Fair value Total	Carrying amount
2003/08 convertible bond	384.6		4.000	380.4	9.9	390.3	362.1
2004/09 bond	400.0	3M EURIBOR plus	2.100	404.4	–	404.4	396.4
2005/10 bond	550.0	3M EURIBOR plus	1.550	539.2	–	539.2	540.6
2004/11 bond	625.0		6.625	637.5	–	637.5	612.7
2005/12 bond	450.0		5.125	426.4	–	426.4	441.4
2005/-- hybrid capital	300.0	until January 2013	8.625	302.1	–	302.1	294.6
		subsequently					
		3M EURIBOR plus	7.300				

Market risk

Market risk arises from the fact that the value of a financial instrument may change due to fluctuating market prices. In accordance with the rules of IAS 39, marketable securities were recognised at their fair values. Marketable available-for-sale securities mainly comprised listed shares and funds which were subject to normal price fluctuations on the capital markets. The market price risk of these investments was not hedged. As a matter of principle, changes in the market value of available-for-sale securities were taken directly to the revaluation reserve for financial instruments. Where any substantial impairments of available-for-sale securities occurred, the cumulative net loss previously shown in equity was recognised as an impairment in the result for the period.

Credit risk

The credit risk in non-derivative financial instruments results from the risk of non-performance of contractual payment obligations by counterparties.

Maximum credit risk exposure was mainly reported as the total of the fair values of the non-derivative financial assets, taking account of legally enforceable possibilities of netting financial assets and liabilities but not considering existing collateral. Since the TUI Group operated in many different business areas and regions in a diversified manner, significant credit risk concentrations from receivables from and loans to specific debtors or groups of debtors were not to be expected; a significant concentration of credit risks related to specific countries was not to be expected either. The Group covered the identifiable credit risk of individual receivables and the general credit risk by means of corresponding specific bad debt allowances. In addition, bad debt allowances based on empirical values were made on a portfolio basis.

For derivative financial instruments entered into, the maximum credit risk was the total of all positive market values of these instruments, since in the event of non-performance by the counterparties asset losses would be incurred only up to this amount. Since derivative financial instruments were concluded with a variety of top-rated debtors, no credit risk exposure was to be expected.

Liquidity risk

The Group's liquidity requirements were determined by means of its liquidity planning and covered by committed credit lines so that the Group's liquidity was guaranteed at any time.

Cash flow risk

The cash flow risk results from uncertainty about the levels and timing of cash inflows or outflows from future transactions. The Group's floating-rate financial liabilities in particular entailed the risk of fluctuations in future cash flows due to changes in interest rates level. In order to minimise this risk, interest rate hedges were concluded where necessary to limit the potential cost of borrowing funds. The effective portion of the changes in the market values of these financial instruments, classified as cash flow hedges in accordance with the rules of IAS 39, was taken directly to equity.

The cash flow risks resulting from future cash flows in foreign currencies were hedged through derivative financial instruments. To this end, the foreign currency requirements of the tourism division attributable to expected bookings for future tourism seasons were hedged by means of corresponding forward exchange or option contracts. The foreign currency risks from planned future payment flows in the shipping division were also hedged by corresponding forward exchange or option contracts.

Price risk

Price hedging instruments were used in order to hedge exposure to external price risks for commodities. These hedges were used by the Group's airlines and container shipping companies to hedge aircraft fuel required in the future. The price hedges were based on corresponding plans and generally qualified as cash flow hedges according to IAS 39. The effective portion of cumulative changes in market values was taken directly to equity until the hedged transaction occurred.

Upon settlement of the hedged item, the cumulative results were taken to the income or expense item covering the associated hedged transaction with an effect on results.

Nominal amounts of derivative financial instruments used

€ million	31 Dec 2006 Remaining terms up to 1 year	31 Dec 2006 Remaining terms more than 1 year	31 Dec 2006 Total	31 Dec 2005 Total	31 Dec 2005 Remaining term more than 1 year
Interest rate hedges					
Swaps	1.9	110.7	112.6	65.0	65.0
Caps and floors	–	–	–	15.2	–
Currency hedges					
Forwards	4,040.3	1,944.9	5,985.2	3,610.3	259.0
Options	2,313.4	7.8	2,321.2	1,253.9	18.1
Collars	476.6	15.5	492.1	184.8	68.3
Swaps and other currency hedges	–	101.4	101.4	211.0	211.0
Commodity hedges					
Swaps	569.0	148.2	717.2	647.9	89.1
Options	118.0	–	118.0	119.4	69.9
Collars	233.2	9.2	242.4	44.2	–
Structured transactions	–	–	–	187.2	23.9

The nominal amounts corresponded to the total of all purchase or sale amounts or the respective contract values of the transactions. Cross currency interest rate swaps not unambiguously to be allocated to currency or interest rate hedges were shown under currency hedges.

As a matter of principle, the fair values of derivative financial instruments corresponded to the market values. The fair value of over-the-counter financial derivatives was determined by means of appropriate discounting methods, e.g. by discounting the expected future cash flows. The calculation of the fair values of options was based on the Black & Scholes models. The fair values determined on the basis of the Group's own systems were regularly compared with fair value confirmations of external counterparties.

Positive and negative fair values of the derivative financial instruments shown as receivables or liabilities

	31 Dec 2006		31 Dec 2005	
€ million	Receivables	Liabilities	Receivables	Liabilities
Fair value hedges to hedge exposure to currency risks	–	–	6.0	–
Cash flow hedges to hedge exposure to currency risks	44.8	60.0	146.2	13.8
market risks	14.6	69.8	29.7	23.8
Hedges	**59.4**	**129.8**	**181.9**	**37.6**
Other derivative financial instruments	**24.7**	**13.4**	**18.3**	**35.5**
Total	**84.1**	**143.2**	**200.2**	**73.1**

Financial instruments which were used in order to hedge a risk position according to operational criteria but did not meet the strict criteria of IAS 39 to qualify as hedges were shown as other derivative financial instruments. They included in particular structured hedges to hedge exposure to market risks in order to hedge the additional fuel volumes required in future by the airlines.

Major Subsidiaries, Associated Companies and Joint Ventures

		Nominal- share capital in '000	Result for- the year[1] in '000	Shareholding (%) total	indirect
Tourism					
TUI Deutschland GmbH, Hanover	€	20,000	*	100.0	–
TUI Leisure Travel GmbH, Hanover	€	14,501	*	100.0	–
Hapag-Lloyd Fluggesellschaft mbH, Langenhagen	€	45,000	*	100.0	–
GULET Touristik GmbH & Co KG, Vienna	€	75	- 8,185	75.0	75.0
TUI (Suisse) AG, Zurich	CHF	4,854	4,330	100.0	100.0
TUI Nederland N.V., Rijswijk[2]	€	10,000	13,223	100.0	–
JetAir N.V., Oostende[2]	€	750	17,206	100.0	72.0
Groupe Nouvelles Frontières S.A.S., Montreuil	€	3,274	6,933	100.0	–
Touraventure S.A., Montreuil	€	10,470	- 28,420	100.0	91.7
TUI Northern Europe Ltd., Luton[3]	GBP	250,459	- 23,468	100.0	–
Robinson Club GmbH, Hanover	€	5,138	*	100.0	–
"MAGIC LIFE der Club" International Hotelbetriebs GmbH & Co KG, Vienna	€	146	- 83,130	100.0	100.0
Turcotel Turizm A.S., Istanbul	€	38,320	- 21,000	100.0	100.0
RIUSA II S.A., Palma de Majorca[2][5]	€	1,202	68,825	50.0	–
Atlantica Hellas S.A., Athens[5]	€	11,026	69	50.0	–
GRUPOTEL DOS S.A., Cán Picafort[4]	€	76,092	- 283	50.0	–
Tunisie Voyages S.A.R.L., Tunis[5]	TND	1,810	3,180	50.0	–
RIU Hotels S.A., Palma de Majorca[4]	€	40,809	25,487[6]	49.0	–
TUI InfoTec GmbH, Hanover[2][4]	€	1,000	1,840	49.9	49.9
Shipping					
Hapag-Lloyd AG, Hamburg	€	25,600	*	100.0	–
Hapag-Lloyd Kreuzfahrten GmbH, Hamburg	€	520	*	100.0	–
Other Companies					
TUI Beteiligungs GmbH, Hanover	€	500	*	100.0	–
Salzgitter Grundstücks- und Beteiligungsgesellschaft mbH, Salzgitter	€	71,427	*	100.0	–
Preussag Immobilien GmbH, Salzgitter	€	25,857	*	100.0	100.0

* Profit transfer agreement
[1] according to local laws
[2] according to financial statements of the Group
[3] according to financial statements as per 31 Dec 2005
[4] Joint venture
[5] Control despite shareholding of 50% or less
[6] Result for the year according to financial statements as per 31 Dec 2005

Notes on the Cash Flow Statement

Notes on the cash flow statement

The cash flow statement showed the flow of cash and cash equivalents on the basis of a separate presentation of cash inflows and outflows from operating, investing and financing activities. The effects of changes in the group of consolidated companies were eliminated. The assets and liabilities grouped together as disposal groups in accordance with IFRS 5 were reallocated to the original balance sheet items for the purposes of the cash flow statement. The cash flow statement for 2005 thus deviates from the consolidated balance sheet, in particular with regard to cash and cash equivalents carried.

(45) Cash inflow/outflow from operating activities

The cash inflow from operating activities included interest received. Compared with the previous financial year, the cash flow from operating activities was mainly affected by a decline in the cash inflow from shipping operations due to the drop in earnings in the shipping sector in the financial year under review. The key factors influencing this trend were the increase in bunker costs and the integration costs incurred. The cash flow from operating activities was also affected by the development of the steel trading activities. While the steel service companies contributed € 121.5 million to the cash flow from operating activities in 2005, they caused a cash outflow of € 17.4 million in the completed financial year. In 2005, the cash flow had also benefited from the cash inflow of € 67.6 million from special logistics activities. In the year under review, interest payments received totalled € 64.5 million (previous year: € 58.6 million). In the 2006 financial year, income tax payments resulted in a cash outflow of € 62.1 million (previous year: € 116.2 million).

(46) Cash inflow/outflow from investing activities

The cash payments for investments in property, plant and equipment and intangible assets or the cash receipts from corresponding disposals did not match the additions or disposals shown under the development of fixed assets, which included non-cash investments and disposals. The cash outflow from investing activities comprised the payments for the acquisition of interests in companies to be included in consolidation, offset against the amount of cash and cash equivalents acquired. The consolidated balance sheet comprised additions of goodwill, assets and liabilities due to the acquisition of interests in subsidiaries included in consolidation. In the completed financial year, dividend payments received including dividends received by the companies measured at equity generated cash inflows of € 22.9 million (previous year: € 32.5 million).

Overall, payments of around € 43.9 million (previous year: around € 2,099.7 million) were made in the 2006 financial year for acquisitions of interests in subsidiaries and participations. The amount of cash and cash equivalents acquired with these acquisitions totalled around € 1.1 million. The high cash outflow in 2005 mainly resulted from the acquisition of CP Ships in the fourth quarter. In the 2005 financial year, the divestment of the US steel service companies, the TQ3 Group, Wolf GmbH,

the TUI InfoTec Group and further divestments resulted in a total cash inflow of € 719.7 million. The amount of cash and cash equivalents sold due to these divestments totalled around € 32.1 million in the 2006 financial year.

Non-cash investments in the shipping and tourism divisions were primarily effected by means of finance leases. Lease agreements resulted in total investments of € 76.9 million (previous year: € 124.5 million).

(47) Cash inflow/outflow from financing activities

In the 2006 financial year, the cash flow from financing activities was substantially characterised by the redemption of the bearer bond of € 750.0 million which matured in October 2006. The redemption was primarily effected with cash inflows from divestments of subsidiaries. In addition, € 400 million were raised through private placements with maturities of around three years in the framework of general corporate refinancing. In the previous year the capital increase and the issue of two bonds resulted in a cash inflow of € 2.0 billion. The hybrid capital carried as equity generated an additional cash inflow of € 0.3 billion. Cash flows from financing activities included cash flows due to financial liabilities taken up or redeemed and interest paid in the financial year under review.

(48) Development of cash and cash equivalents

Cash and cash equivalents comprised all liquid funds, i.e. cash in hand, bank balances and cheques. The impact of changes in cash and cash equivalents due to exchange rate fluctuations is shown separately. Also outlined separately are the changes in cash and cash equivalents attributable to changes in consolidation which did not result from the acquisition or divestment of companies. As in 2005, cash and cash equivalents were not subject to any restraints on disposal as at 31 December 2006.

Other Notes

Significant events after the balance sheet date

The integration of CP Ships into Hapag-Lloyd changed the primary economic environment of the companies operating in the shipping division to such an extent that the functional currency was changed from the euro to the US dollar. The assessment of the functional currency was based on freight rates, cash inflow and cost structures. As of 1 January 2007, the companies operating in the container shipping division will therefore prepare their financial statements in US dollars.

On 22 February 2007, CP Ships Limited concluded a contract on the sale of the material assets of Montreal Gateway Terminals to Montreal Gateway Terminals Limited Partnership, a company specifically established by Morgan Stanley Infrastructure Partners for this purpose. Montreal Gateway Terminals was a constituent of the business of the container shipping line CP Ships acquired in 2005 by TUI AG. Montreal Gateway Terminals is the second largest container terminal in Canada and the third largest on the eastern coast of North America. This sale was effected in the framework of the reduction in invested capital, announced by TUI AG.

Montreal Gateway Terminals Limited Partnership acquired the container terminal business on the basis of an asset deal. TUI continues to hold a 20% interest in the new Montreal Gateway Terminals Limited Partnership through CP Ships Limited. The purchase price of the transaction totalled around € 300 million. As a key account, Hapag-Lloyd continues its relationship with the terminal on the basis of a long-term contract.

Apart from this transaction, no further material transactions were resolved, initiated or implemented in the period between the balance sheet date and the day on which the audit certificate was granted by the auditors (5 March 2007).

Services of the auditors of the consolidated financial statements

In the 2006 financial year, total expenses of € 4.8 million were carried for the professional services provided by the auditors of the consolidated financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. Of this total, € 2.5 million were related to audits, € 2.2 million to other attestation or measurement services, and € 0.1 million to other services provided for TUI AG or its subsidiaries.

Remuneration of the Executive and Supervisory Board members

In the financial year under review, remuneration paid to Board members totalled € 7,368.0 thousand (previous year: € 9,130.3 thousand).

In the framework of the long-term incentive programme, the Board members received a compensation of € 17.0 thousand (previous year: € 2,005.5 thousand) for the financial year under review. The amount paid in the previous year was

translated into 123,036 phantom shares in TUI AG in March 2006. The compensation granted for 2006 will be translated into phantom shares at the Supervisory Board meeting in March 2007.

The pension provisions for active Executive Board members totalled to € 20,663 thousand as at 31 December 2006 (previous year: € 18,675 thousand).

Total remuneration of the Supervisory Board members amounted to € 2,013 thousand (previous year: € 2,173 thousand) in the financial year under review.

Remuneration for former Executive Board members or their surviving dependants totalled € 5,652 thousand (previous year: € 3,679 thousand) in the financial year under review. Pension obligations for former Executive Board members or their surviving dependants amounted to € 47,811 thousand (previous year: € 46,671 thousand) in the financial year under review.

Disclosures of the relevant amounts for individual Board members and further details on the remuneration systems are provided in the compensation report included in the management report.

Related parties

Apart from the subsidiaries included in the consolidated financial statements, TUI AG, in carrying out its ordinary business activities, maintained indirect or direct relationships with related parties. Related parties controlled by the TUI Group or over which the TUI Group was able to exercise a significant influence are listed in the list of shareholdings deposited in the commercial registers of the district courts of Berlin-Charlottenburg and Hanover. Apart from pure equity investments, related parties also included companies that supplied goods or provided services for TUI Group companies.

Transactions with related parties (excl. key management)

€ million	2006	2005
Services provided by the Group		
Management and consultancy services	30.1	26.0
Sales of tourism services	5.4	4.0
Distribution services	8.2	7.7
Other services	-	5.2
Total	**43.7**	**42.9**
Services received by the Group		
in the framework of lease, rental and leasing agreements	30.6	25.7
Purchase of hotel services	119.2	139.4
Incoming services	160.7	92.3
Distribution services	4.2	4.2
Container handling and terminal services	43.4	31.1
Other services	12.0	10.0
Total	**370.1**	**302.7**

Transactions with related parties (excl. key management)

€ million	2006	2005
Services provided by the Group to		
non-consolidated Group companies	9.8	9.6
joint ventures	17.9	16.5
associated companies	3.6	0.2
other shareholdings	–	5.2
natural persons	12.4	11.4
Total	**43.7**	**42.9**
Services received by the Group from		
non-consolidated Group companies	24.8	36.2
joint ventures	178.6	177.1
associated companies	102.2	81.2
other shareholdings	57.9	–
natural persons	6.6	8.2
Total	**370.1**	**302.7**

Transactions with associated companies and joint ventures were primarily effected in the tourism division. They related in particular the tourism services of the incoming agencies and hotel companies used by the Group's tour operators.

All transactions with related parties were executed on an arm's length basis, based on international comparable uncontrolled price methods in accordance with IAS 24.

As in 2005, liabilities to related parties did not comprise any liabilities from finance leases. Receivables and liabilities existing as at the balance sheet date were comprised in receivables from and liabilities to non-consolidated Group companies and associated companies.

The income and expenses resulting from equity investments and financing were carried under the financial result for all consolidated companies and presented in the segment report for the individual divisions, together with a separate presentation of the results of companies measured at equity by divisions.

At the balance sheet date, the joint venture RIU Hoteles S.A. held 5.1% of the shares in TUI AG. Ms Carmen Riu Güell and Mr Abel Matutes Juan are members of TUI's Supervisory Board and indirectly hold 5.1% and 2.4%, respectively, of the shares in TUI AG.

In accordance with IAS 24, key management functions within the Group, the Executive Board and the Supervisory Board, are related parties whose remuneration has to be listed separately.

€ million	2006	2005
Short-term employee benefits	8.8	9.2
Post-employment benefits	2.0	0.8
Other long-term employee benefits	0.5	–
Termination benefits	5.3	–
Share-based payment	–	1.8
Total	**16.1**	**11.8**

The termination benefits were expensed additions to pension provisions for active Board members in the respective financial year. In accordance with the Corporate Governance Code, these expenses do not represent remuneration of the Executive and Supervisory Board. Termination benefits included an amount of € 3.3 million for the additions to provision.

Hanover, 5 March 2007

The Executive Board

Frenzel

Behrendt Engelen Feuerhake

Mueller Rothwell

Auditor's Report

'We have audited the consolidated financial statements prepared by the TUI AG, Berlin and Hanover, comprising the balance sheet, the income statement, statement of recognised income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report, which is combined with the management report of the TUI AG for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the combined management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these provisions. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.'

Hanover, 5 March 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann
Wirtschaftsprüfer

Dr. Rolfes
Wirtschaftsprüfer

Forward-looking Statements

The annual report, in particular the report on expected developments included in the management report, includes various forecasts and expectations as well as statements relating to the future development of the TUI Group and TUI AG. These statements are based on assumptions and estimates and may entail known and unknown risks and uncertainties. Actual development and results as well as the financial and asset situation may therefore differ substantially from the expectations and assumptions made. This may be due to market fluctuations, the development of world market prices for commodities, of financial markets and exchange rates, amendments to national and international legislation and provisions or fundamental changes in the economic and political environment. TUI does not intend to and does not undertake an obligation to update or revise any forward-looking statements to adapt them to events or developments after the publication of this annual report.

Imprint

Concept, design and production
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg
Irlenkäuser Communication GmbH, Düsseldorf

Photography
Armin Brosch (Cover, pg. 4, 20/21)
Boeing (pg. 12/13)
Corbis (pg. 10/11)
Hapag-Lloyd (pg. 3, 16/17, 18/19, Cover: U4)
World of TUI Picture Pool (pg. 2, 14/15, 40, 54, Cover: U2+U3)

Printing
D+L Printpartner GmbH, Bocholt

The German version of this report is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretations arising from this translation. Both versions are available on the web: www.tui-group.com.

Table of Contents

Financial Calendar 2007

Interim Report January to March 2007	11 May 2007
Annual General Meeting 2007	16 May 2007
Interim Report January to June 2007	9 August 2007
Interim Report January to September 2007	8 November 2007

Contact

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

P. O. Box 61 02 09
30602 Hanover

Phone +49.0511.566-00
Telefax +49.0511.566-1901
E-Mail info@tui-group.com
Internet www.tui-group.com

Investor Relations
E-Mail investor.relations@tui.com
Phone +49.0511.566-1425 oder -1442
Telefax +49.0511.566-1096

Group Communications
E-Mail info@tui-group.com
Phone +49.0511.566-1408
Telefax +49.0511.566-1166

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/reports/gb_2006/index.html

RECEIVED

Annual Report 2006


TUI

Letter to our Shareholders

Dear Shareholders,

in the 2006 financial year, the tourism division was able to increase its operating earnings in spite of difficult conditions in some markets. However, cost increases and changes in market structures prevented us from meeting our targets for the tourism division, so that some goodwill items were revalued. In container shipping, earnings were impacted by capacity growth and cost increases, accompanied by high one-off costs for the integration of CP Ships. This resulted in a negative group result for the 2006 financial year. The overall result is totally unsatisfactory and does not permit payment of a dividend.

Nevertheless TUI has set out on the right path. The accumulation of negative factors in the 2006 financial year was a unique phenomenon, and we expect to see significant growth in earnings and resume dividend payments again in 2007.

In the tourism division, we continue to be Europe's number one, both in turnover and customer volume terms but also in terms of absolute earnings generated. We hold this leadership position because we are early movers, quickly responding to market trends and adopting a pro-active approach with our own innovative products. Accordingly, as in the three previous years, our earnings growth from tourism operations again outperformed turnover growth in 2006.

We expect this trend to continue in the future. A major step in this direction has been taken with the launch of TUIfly.com. In combining the operations of our previous two German airlines, we are pooling our forces, enlarging our product portfolio and optimising our structures. Moreover, we will expand TUIfly.com into a European distribution platform which may be used to book other travel modules, as well as a comprehensive range of flight connections. This will enhance our presence and relevance for customers in two tourism segments characterised by particularly dynamic growth: low-cost flight operations and modular tours.

Our cruise business is also characterised by strong growth. TUI successfully participates in this trend with clearly positioned products for the German and British markets. In order to achieve a further expansion of our product portfolio, we are buying into the German activities of world market leader Carnival Cruise Corporation, the 'Aida'. We will develop an independent TUI product to attract new customers in the high-volume premium market.

Besides selective activities in the new growth segments, we are also expanding our core business. Organised tours offered by tour operators form the core of our tourism business. Product innovation and product quality secure our competitive edge. Strict control and reduction of production costs ensure the profitability and viability of our products. This is another area in which we took decisions in 2006 and where some of these have already been implemented. Overall, our costs will be reduced by € 250 million by 2008.

Two key factors strongly characterised the business trend in shipping in 2006: cost increases and declining freight rates in the market, and high one-off costs for the integration of the operations of CP Ships into Hapag-Lloyd's organisation. Earnings came under substantial pressure due to the combination of these two factors.

However, the integration process marked an enormous achievement. What is more, it was already completed in 2006, i.e. earlier than originally planned. Our material expectations were also surpassed. Full synergies of € 220 million will be achieved as of 2008: € 40 million more than planned. The one-off integration costs of around € 114 million in 2006 will not recur in 2007. Our position as one of the world's five biggest container lines, together with having the leading productivity per employee in the industry, form the healthy basis for a fast and sustainable improvement of our earnings position in the shipping division.

The Group also achieved structural improvements in 2006, which will have a positive effect in subsequent years. Net debt was reduced by around € 600 million year-on-year.

Overall, the TUI Group forged ahead to boost its earnings power. We will consistently follow this path in 2007. We expect to generate substantial earnings growth thanks to the implementation of our decisions and the absence of one-off costs. This will be required in order to achieve an appropriate return on capital employed. And an appropriate return is imperative for our Group's long-term success, our top-priority.

In order to further enhance our return on invested capital, we will increase our earnings and reduce our invested capital. To this end, we have identified assets of around one billion euros which will be released. We will reduce our invested capital by this amount and thus not only boost our profitability but also further reduce our debt.

In 2006, our employees were highly committed and produced an excellent performance in a difficult environment. We would like to extend a vote of thanks to our employees for their dedication. We are convinced, that we will achieve our future objectives given our strongly motivated workforce.

TUI plays a prominent role in two global growth markets – tourism and shipping. With marketable products, optimised cost structures and employees who are service-oriented and highly committed, we are well positioned to face the challenges of the future. We have set out on the right path with our programmes and initiatives to enhance our profitability. Given this constellation, we are a good choice offering positive prospects to our customers and shareholders alike.

Yours sincerely,

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2007/agenda.html

- Investor Relations
- > AGM
- > AGM 2007
- > Agenda

Agenda of TUI AG's 2007 Annual General Meeting on 16 May 2007

Agenda

1. Presentation of the adopted annual financial statements as per 31 December 2006, the management report, and the approved consolidated financial statements, group management report and the report of the Supervisory Board
2. Resolution on the appropriation of the balance-sheet profit for the financial year 2006
3. Resolution on formal approval of the activities of the Executive Board in the financial year 2006
4. Resolution on formal approval of the activities of the Supervisory Board in the financial year 2006
5. Election of the auditor for the financial year 2007
6. Resolution to add to Section 18 Para 1 (c) of the Charter 'long-term variable remuneration for the Supervisory Board' (Amendment of the Charter)
7. Resolution to add a new Para 6 'Electronic transmission of information to shareholders' to Section 21 (Amendment of the Charter)
8. Resolution for a new authorization to acquire and use own shares under Section 71 Para 1 No. 8 AktG, and to exclude the subscription right

1. Presentation of the adopted annual financial statements as per 31 December 2006, the management report, and the approved consolidated financial statements, group management report and the report of the Supervisory Board

2. Resolution on the appropriation of the balance-sheet profit for the financial year 2006
The profit for the financial year 2006 in the amount of € 103,564,082.75 results in a balance-sheet profit of € 54,300,000, taking account of the profit carried forward from the previous year in the amount of € 2,435,917.25 and of a transfer of € 51,700,000 to the other profit reserves. The Executive Board and the Supervisory Board propose that the disclosed balance-sheet profit of € 54,300,000 be carried forward on new account.

3. Resolution on formal approval of the activities of the Executive Board in the financial year 2006
The Supervisory Board and the Executive Board propose that the activities be formally approved.

4. Resolution on formal approval of the activities of the Supervisory Board in the financial year 2006
The Executive Board and the Supervisory Board propose that

the activities be formally approved.

5. Election of the auditor for the financial year 2007
The Supervisory Board proposes that Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be elected auditors for the financial year 2007 and be instructed to audit and review the semi-annual financial report for the first half year 2007.

6. Resolution to add to Section 18 Para 1 (c) of the Charter 'long-term variable remuneration for the Supervisory Board' (Amendment of the Charter)
The Executive Board and the Supervisory Board propose that section 18 para 1(c) of the Charter be amended, that the new sentences 4 and 5 be added, and to newly word the provision as follows:

'(c) a remuneration reflecting the long-term success of the Company (long-term variable remuneration). Long-term variable remuneration shall comprise a base amount of € 20,000 per year and shall be granted for the current fiscal year – starting from fiscal year 2006. This base amount shall be due at the end of the third fiscal year following the granting and shall either be increased or reduced to the extent that the profit per share in the third fiscal year following the granting changes compared with the fiscal year for which the amount was granted. Any change of the profit per share by € 0.01 results in an increase or a reduction of the base amount by € 100. The amount to be paid out shall, however, in no case exceed 250% of the base amount.

Should a member of the Supervisory Board depart prior to expiry of the assessment period, the profit per share in the fiscal year of departure shall be the determining factor when calculating the long-term variable remuneration.'

The addition of the new sentence 4 is necessary to clarify the method of calculation for the determination of the amount to be paid. The new sentence 5 sets a limit for the amount to be paid out in the event of an extraordinary unforeseen development.

7. Resolution to add a new Para 6 'Electronic transmission of information to shareholders' to Section 21 (Amendment of the Charter)
Since the entry into force of the Transparency Directive Implementation Act ('TUG') in January 2007, the electronic transmission of information to shareholders pursuant to section 30b para 3 WpHG (Securities Trading Act) has been admissible only if the General Meeting agrees to this.

The inclusion of this authorization in the Charter of TUI AG secures the right in the future to pass on information to the shareholders by email. The amendment of the Charter changes nothing about the fact that the shareholders themselves must consent to this mode of transmission.

The Executive Board and the Supervisory Board propose that a new para 6 be added to section 21 of the Charter, worded as follows:

'(6) The Company may transmit information to shareholders by way of remote data transmission pursuant to section 30b para 3 no. 1 WpHG.'

8. Resolution for a new authorization to acquire and use own shares under Section 71 Para 1 No. 8 AktG, and to exclude the subscription right
To acquire its own shares, the Company needs special authorization from the General Meeting, unless the acquisition is expressly allowed by law. As the authorization given by the General Meeting on 10 May 2006 will expire on 9 November 2007, it is to be proposed to the General Meeting that the Company be again authorized to acquire its own shares.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

a) TUI AG is authorized to acquire own shares with a volume of up to 10% of its current capital stock. The shares being acquired must at no time represent more than 10% of the capital stock together with the other own shares held by the Company or attributable to it pursuant to sections 71a et seq. AktG. The authorization must not be used for the purpose of trading in its own shares.

b) The authorization can be made use of entirely or partly, once or several times, in pursuit of one or several purposes by the Company, or by third parties for the account of the Company. The authorization shall be effective until 15 November 2008. This authorization replaces the authorization to acquire own shares granted by the General Meeting of TUI AG on 10 May 2006.

c) The acquisition is effective at the option of the Executive Board through the stock exchange or by means of a public offer to buy or by means of a public invitation to the shareholders to submit a sales offer.

- If the shares are acquired through the stock exchange, the consideration paid by the Company for the share (without ancillary acquisition costs) must not by more than 5% exceed or fall short of the price determined in the XETRA trading system (or a functionally comparable successor system) through the opening auction on the trading day.

- If the acquisition is made through a public purchase offer or a public invitation to submit a sales offer, the purchase price which is offered or the minimum and maximum amounts of the purchase price range per share (without ancillary acquisition costs) must not by more than 10% exceed or fall short of the average closing prices in the XETRA trading system (or a functionally comparable successor system) on the three trading days preceding the day of the publication of the offer or of the public invitation to submit a sales offer. If, after the publication of a public purchase offer or after the public invitation to submit a sales offer, significant deviations from the relevant price arise, the purchase offer or, as the case may be, the invitation to submit a sales offer can be adjusted. In this case, the average price on the three trading days before the public announcement of such an adjustment shall be relevant. The purchase offer or the invitation to submit a sales offer can be subject to further conditions. If the purchase offer is oversubscribed or, in the case of an invitation to submit a sales offer, not all offers among several equivalent offers can be accepted, the shares are to be allocated or the offers accepted on a pro rata basis. The terms of the purchase offer or of the invitation to submit a sales offer may provide for the preferential acceptance of a small number of up to 100 shares offered for sale per shareholder.

d) The Executive Board is authorized to use the shares of the Company acquired on the basis of this authorization for all purposes allowed by law, especially also for the following purposes:

aa) The shares can be called in, with the approval of the Supervisory Board, without any further resolutions being required by a General Meeting. They can also be called in through the simplified procedure without any capital reduction by means of an adjustment of the proportionate arithmetic amount of the other shares in the capital stock of the Company. The decision to call in the shares can be limited to a part of the acquired shares. If the shares are called in through the simplified proceedings, the Executive Board is authorized to adjust the number of the shares in the Charter.

bb) The shares can also be sold in other ways than through the stock exchange or through a public offering to all shareholders, if these shares are sold for cash payment at a

price which does not fall far short of the stock exchange price of shares in the Company with identical features at the time of the sale. In this case, the number of shares to be sold together with the new shares that are issued on the basis of authorizations to increase the capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG or on the basis of a conditional capital pursuant to sections 221 para 4, 186 para 3 sentence 4 AktG for bonds with conversion or option rights or, as the case may be, conversion duties issued during the term of this authorization until it is made use of, must not exceed 10% in total of the capital stock at the time of this authorization or at the time at which it is made use of.

cc) The shares can, with the approval of the Supervisory Board, be sold for non-cash contributions, especially also in connection with the acquisition of undertakings, parts of undertakings, participations, or other assets, and in connection with mergers and acquisitions.

dd) The shares can also be used to fulfil conversion or option rights or for conversion obligations from convertible or warrant-linked bonds issued by the Company or its group member companies (or special dividend rights or dividend bonds with conversion rights, option rights or conversion obligations).

e) The authorization in d), bb) to dd) also comprises the use of shares in the Company which were acquired on the basis of section 71 d sentence 5 AktG.

f) The authorizations in d) can be made use of once or several times, partly or entirely, individually or jointly, the authorizations in d), bb) to dd) also through dependent undertakings or undertakings majority owned by the Company or by third parties acting for their account or for the account of the Company.

g) The shareholders' subscription right to these own shares is excluded insofar as these shares are used in accordance with the authorization in d), bb) to dd) above.

Report on Item 8 of the Agenda (Authorization to acquire and to use own shares)

The proposal in Item 8 of the Agenda provides for an authorization to acquire own shares pursuant to section 71 para 1 no. 8 AktG in the amount of up to 10% of the capital stock, limited to a period of 18 months.

TUI AG adopted a resolution at the Annual General Meeting of 10 May 2006 for an authorization to acquire own shares, limited to the time up to 9 November 2007. Because of the expiry of this authorization in the current financial year, this resolution including the authorization is to be annulled with effect from the entry into force of the new authorization to be granted at this Annual General Meeting.

In addition to an acquisition through the stock exchange, the Company is to be given the possibility to acquire own shares through a public purchase offer to be addressed to the shareholders of the Company or through the public invitation to the shareholders to submit an offer for the purchase of shares. The principle of equal treatment set out in the Stock Corporation Act must be observed. In the case of a public invitation to submit a sales offer, the addressees of the invitation can decide how many shares and – if a price range is fixed – at what price they wish to offer them to the Company. If a public purchase offer is oversubscribed or, in the case of an invitation to submit an offer for the purchase of shares, not all offers among several equivalent offers can be accepted, the shares are to be allocated on a pro-rata basis. However, it is to be possible to provide for the preferential acceptance of a small number or of small parts of offers up to a maximum of 100 shares. This possibility serves to avoid fractions in determining the quotas to be acquired as

well as small remaining shareholdings, and thus to facilitate the technical handling. The purchase price which is offered or the minimum and maximum value of the purchase price range offered per share (without ancillary acquisition costs) must not by more than 10% exceed or fall short of the average closing price in XETRA trading (or a comparable follow-up system) on the three trading days preceding the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer. If a substantial deviation from the relevant price arises after the publication of a public purchase offer or after the public invitation to submit a sales offer. The purchase offer, or, as the case may be, the invitation to submit a sales offer can be adjusted. In this case the average price on the three trading days preceding the public announcement of a possible adjustment can be used. The purchase offer or, as the case may be, the invitation to submit a sales offer can provide for further terms to be applicable.

The own shares which are acquired may be used for all purposes admissible by law, in particular also the following:

The proposed resolution contains the authorization to sell the previously acquired own shares outside the stock exchange for cash payment with an exclusion of the subscription right. A precondition for this is that the shares are sold at a price which does not fall far short of the stock exchange price of shares in the Company with the same features at the time of the sale. This authorization makes use of the possibility to simplify the exclusion of subscription rights allowed under section 71 para 1 no. 8 AktG and, analogously, section 186 para 3 sentence 4 AktG. The shareholders' interest in dilution protection is taken account of through the prohibition of selling the shares for a price which falls far short of the relevant stock exchange price. The final determination of the sales price for the own shares is made just before the sale. The Executive Board will keep a possible mark-down from the stock exchange price as low as possible in accordance with the market conditions prevailing at the time of the placement. The mark-down from the stock exchange price at the time at which the authorization is made use of will in no case exceed 5% of the then current stock exchange price. The authorization applies subject to the proviso that the shares sold with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed - in total - 10% of the capital stock, neither at the time of the entry into force of this authorization nor at the time of its exercise. This authorization is to be made use of only in such a way that the limit of 10% of the capital stock fixed in section 186 para 3 sentence 4 AktG must be observed in total, i.e. by inclusion of the possible exercise of the authorizations in section 4 para 7 and section 4 para 5 of the Charter. The shareholders in principle have the possibility to maintain their participation quota by purchasing TUI shares through the stock exchange. The authorization is in the interests of the Company because it provides a greater degree of flexibility. It makes it possible in particular to issue shares specifically to cooperation partners.

The sale of own shares can, with the approval of the Supervisory Board, also be made for contributions in kind with an exclusion of the shareholders' subscription right. The Company is thereby enabled to offer own shares directly or indirectly as valuable consideration in connection with mergers or in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or aeroplanes). International competition and the globalization of the economy frequently require valuable consideration to be paid in such transactions in the form of shares. The authorization proposed here is intended to give the Company the necessary flexibility to quickly and flexibly benefit both nationally and internationally from opportunities which arise to acquire companies, parts of companies, participations or other assets. For this, the proposed exclusion of the subscription right is necessary. In determining the pricing ratios, the Executive Board will take

care that the shareholders' interests are reasonably preserved. The Executive Board will, in determining the value of the shares granted as valuable consideration, orient itself by the stock exchange price for the TUI share. No formalistic orientation by a stock exchange price is intended, especially in order not to jeopardize negotiation results which have been achieved through fluctuations of the stock exchange price.

The authorization also provides for the own shares to be used, with an exclusion of the shareholders' subscription right, to fulfil conversion or subscription rights of holders of warrant-linked bonds or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion duty) issued by the Company or by its group members companies. It may be expedient to entirely or partly use own shares to fulfil the conversion rights instead of new shares from an increase in capital.

All of the above possible applications can be used not only with respect to shares acquired on the basis of this authorization. In contrast, the authorization also comprises shares which were acquired pursuant to section 71d sentence 5 AktG. It is advantageous and provides further flexibility to be able to utilize these own shares in the same way as the shares acquired on the basis of this authorization.

The own shares acquired on the basis of this authorization can, with the approval of the Supervisory Board, be called in by the Company without a new resolution of the General Meeting. In accordance with section 237 para 3 no. 3 AktG, the General Meeting of the Company can resolve upon the redemption of its fully paid-in no-par shares without requiring a reduction of the capital stock of the Company. The proposed authorization expressly provides for this alternative in addition to a redemption with a capital reduction. If own shares are redeemed without a capital reduction, the arithmetic share of the other no-par shares in the capital stock of the Company automatically increases. The Executive Board is therefore also to be authorized to make any necessary amendments of the Charter with respect to the number of no-par shares which may change through a redemption.

If the authorization is made use of, the Executive Board will report to the next General Meeting.

Invitation to the Annual General Meeting 2007 TUI AG

Hannover Congress Centrum
16 May 2007
10:30 a.m. (CEST)

TUI
Aktiengesellschaft



Table of Contents



Invitation We hereby invite our shareholders to our Annual General Meeting 2007 on Wednesday, 16 May 2007, 10:30 a.m. (CEST), at the 'Hannover Congress Centrum' (Niedersachsenhalle/Eilenriedehalle/Glashalle), Theodor-Heuss-Platz 1-3, 30175 Hanover.

TUI AG
Berlin/Hanover
Karl-Wiechert-Allee 4
30625 Hanover
Germany

The capital stock of the Company is divided up into 251,019,855 no-par value shares with the same number of voting rights.

Security identification codes:
Voting shares and shares entitled to a dividend:

ISIN Code	WKN
DE 000 TUA G00 0	TUA G00
DE 000 TUA G4B 4	TUA G4B
DE 000 TUA G5B 1	TUA G5B

Voting shares:

ISIN Code	WKN
DE 000 TUA G07 5	TUA G07

Agenda of TUI AG's 2007 Annual General Meeting on 16 May 2007

1. Presentation of the adopted annual financial statements as per 31 December 2006, the management report, and the approved consolidated financial statements, group management report and the report of the Supervisory Board
2. Resolution on the appropriation of the balance-sheet profit for the financial year 2006
3. Resolution on formal approval of the activities of the Executive Board in the financial year 2006
4. Resolution on formal approval of the activities of the Supervisory Board in the financial year 2006
5. Election of the auditor for the financial year 2007
6. Resolution to add to Section 18 Para 1 (c) of the Charter 'long-term variable remuneration for the Supervisory Board' (Amendment of the Charter)
7. Resolution to add a new Para 6 'Electronic transmission of information to shareholders' to Section 21 (Amendment of the Charter)
8. Resolution for a new authorization to acquire and use own shares under Section 71 Para 1 No. 8 AktG, and to exclude the subscription right

Agenda

I. Agenda

1. Presentation of the adopted annual financial statements as per 31 December 2006, the management report, and the approved consolidated financial statements, group management report and the report of the Supervisory Board

2. Resolution on the appropriation of the balance-sheet profit for the financial year 2006

The profit for the financial year 2006 in the amount of € 103,564,082.75 results in a balance-sheet profit of € 54,300,000, taking account of the profit carried forward from the previous year in the amount of € 2,435,917.25 and of a transfer of € 51,700,000 to the other profit reserves. The Executive Board and the Supervisory Board propose that the disclosed balance-sheet profit of € 54,300,000 be carried forward on new account.

3. Resolution on formal approval of the activities of the Executive Board in the financial year 2006

The Supervisory Board and the Executive Board propose that the activities be formally approved.

4. Resolution on formal approval of the activities of the Supervisory Board in the financial year 2006

The Executive Board and the Supervisory Board propose that the activities be formally approved.

5. Election of the auditor for the financial year 2007

The Supervisory Board proposes that Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be elected auditors for the financial year 2007 and be instructed to audit and review the semi-annual financial report for the first half year 2007.

6. Resolution to add to Section 18 Para 1 (c) of the Charter 'long-term variable remuneration for the Supervisory Board' (Amendment of the Charter)

The Executive Board and the Supervisory Board propose that section 18 para 1(c) of the Charter be amended, that the new sentences 4 and 5 be added, and to newly word the provision as follows:

'(c) a remuneration reflecting the long-term success of the Company (long-term variable remuneration). Long-term variable remuneration shall comprise a base amount of € 20,000 per year and shall be granted for the current fiscal year – starting from fiscal year 2006. This base amount shall be due at the end of the third fiscal year following the granting and shall either be increased or reduced to the extent that the profit per share in the third fiscal year following the granting changes compared with the fiscal year for which the amount was granted. Any change of the profit per share by € 0.01 results in an increase or a reduction of the base amount by € 100. The amount to be paid out shall, however, in no case exceed 250% of the base amount.

Should a member of the Supervisory Board depart prior to expiry of the assessment period, the profit per share in the fiscal year of departure shall be the determining factor when calculating the long-term variable remuneration.'

The addition of the new sentence 4 is necessary to clarify the method of calculation for the determination of the amount to be paid. The new sentence 5 sets a limit for the amount to be paid out in the event of an extraordinary unforeseen development.

7. Resolution to add a new Para 6 'Electronic transmission of information to shareholders' to Section 21 (Amendment of the Charter)

Since the entry into force of the Transparency Directive Implementation Act ('TUG') in January 2007, the electronic transmission of information to shareholders pursuant to section 30b para 3 WpHG (Securities Trading Act) has been admissible only if the General Meeting agrees to this.

The inclusion of this authorization in the Charter of TUI AG secures the right in the future to pass on information to the shareholders by email. The amendment of the Charter changes nothing about the fact that the shareholders themselves must consent to this mode of transmission.

The Executive Board and the Supervisory Board propose that a new para 6 be added to section 21 of the Charter, worded as follows:

'(6) The Company may transmit information to shareholders by way of remote data transmission pursuant to section 30b para 3 no. 1 WpHG.'

8. Resolution for a new authorization to acquire and use own shares under Section 71 Para 1 No. 8 AktG, and to exclude the subscription right

To acquire its own shares, the Company needs special authorization from the General Meeting, unless the acquisition is expressly allowed by law. As the authorization given by the General Meeting on 10 May 2006 will expire on 9 November 2007, it is to be proposed to the General Meeting that the Company be again authorized to acquire its own shares.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

a) TUI AG is authorized to acquire own shares with a volume of up to 10% of its current capital stock. The shares being acquired must at no time represent more than 10% of the capital stock together with the other own shares held by the Company or attributable to it pursuant to sections 71a et seq. AktG. The authorization must not be used for the purpose of trading in its own shares.

b) The authorization can be made use of entirely or partly, once or several times, in pursuit of one or several purposes by the Company, or by third parties for the account of the Company. The authorization shall be effective until 15 November 2008. This authorization replaces the authorization to acquire own shares granted by the General Meeting of TUI AG on 10 May 2006.

c) The acquisition is effective at the option of the Executive Board through the stock exchange or by means of a public offer to buy or by means of a public invitation to the shareholders to submit a sales offer.

- If the shares are acquired through the stock exchange, the consideration paid by the Company for the share (without ancillary acquisition costs) must not by more than 5% exceed or fall short of the price determined in the XETRA trading system (or a functionally comparable successor system) through the opening auction on the trading day.

- If the acquisition is made through a public purchase offer or a public invitation to submit a sales offer, the purchase price which is offered or the minimum and maximum amounts of the purchase price range per share (without ancillary acquisition costs) must not by more than 10% exceed or fall short of the average closing prices in the XETRA trading system (or a functionally comparable successor system) on the three trading days preceding the day of the publication of the offer or of the public invitation to submit a sales offer. If, after the publication of a public purchase offer or after the public invitation to submit a sales offer, significant deviations from the relevant price arise, the purchase offer or, as the case may be, the invitation to submit a sales offer can be adjusted. In this case, the average price on the three trading days before the public announcement of such an adjustment shall be relevant. The purchase offer or the invitation to submit a sales offer can be subject to further conditions. If the purchase offer is oversubscribed or, in the case of an invitation to submit a sales offer, not all offers among several equivalent offers can be accepted, the shares are to be allocated or the offers accepted on a pro rata basis. The terms of the purchase offer or of the invitation to submit a sales offer may provide for the preferential acceptance of a small number of up to 100 shares offered for sale per shareholder.

d) The Executive Board is authorized to use the shares of the Company acquired on the basis of this authorization for all purposes allowed by law, especially also for the following purposes:

aa) The shares can be called in, with the approval of the Supervisory Board, without any further resolutions being required by a General Meeting. They can also be called in through the simplified procedure without any capital reduction by means of an adjustment of the proportionate arithmetic amount of the other shares in the capital stock of the Company. The decision to call in the shares can be limited to a part of the acquired shares. If the shares are called in through the simplified proceedings, the Executive Board is authorized to adjust the number of the shares in the Charter.

bb) The shares can also be sold in other ways than through the stock exchange or through a public offering to all shareholders, if these shares are sold for cash payment at a price which does not fall far short of the stock exchange price of shares in the Company with identical features at the time of the sale. In this case, the number of shares to be sold together with the new shares that are issued on the basis of authorizations to increase the capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG or on the basis of a conditional capital pursuant to sections 221 para 4, 186 para 3 sentence 4 AktG for bonds with conversion or option rights or, as the case may be, conversion duties issued during the term of this authorization until it is made use of, must not exceed 10% in total of the capital stock at the time of this authorization or at the time at which it is made use of.

cc) The shares can, with the approval of the Supervisory Board, be sold for non-cash contributions, especially also in connection with the acquisition of undertakings, parts of undertakings, participations, or other assets, and in connection with mergers and acquisitions.

dd) The shares can also be used to fulfil conversion or option rights or for conversion obligations from convertible or warrant-linked bonds issued by the Company or its group member companies (or special dividend rights or dividend bonds with conversion rights, option rights or conversion obligations).

e) The authorization in d), bb) to dd) also comprises the use of shares in the Company which were acquired on the basis of section 71 d sentence 5 AktG.

f) The authorizations in d) can be made use of once or several times, partly or entirely, individually or jointly, the authorizations in d), bb) to dd) also through dependent undertakings or undertakings majority owned by the Company or by third parties acting for their account or for the account of the Company.

g) The shareholders' subscription right to these own shares is excluded insofar as these shares are used in accordance with the authorization in d), bb) to dd) above.

Report on Item 8 of the Agenda (Authorization to acquire and to use own shares)

The proposal in Item 8 of the Agenda provides for an authorization to acquire own shares pursuant to section 71 para 1 no. 8 AktG in the amount of up to 10% of the capital stock, limited to a period of 18 months.

TUI AG adopted a resolution at the Annual General Meeting of 10 May 2006 for an authorization to acquire own shares, limited to the time up to 9 November 2007. Because of the expiry of this authorization in the current financial year, this resolution including the authorization is to be annulled with effect from the entry into force of the new authorization to be granted at this Annual General Meeting.

In addition to an acquisition through the stock exchange, the Company is to be given the possibility to acquire own shares through a public purchase offer to be addressed to the shareholders of the Company or through the public invitation to the shareholders to submit an offer for the purchase of shares. The principle of equal treatment set out in the Stock Corporation Act must be observed. In the case of a public invitation to submit a sales offer, the addressees of the invitation can decide how many shares and – if a price range is fixed – at what price they wish to offer them to the Company. If a public purchase offer is oversubscribed or, in the case of an invitation to submit an offer for the purchase of shares, not all offers among several equivalent offers can be accepted, the shares are to be allocated on a pro-rata basis. However, it is to be possible to provide for the preferential acceptance of a small number or of small parts of offers up to a maximum of 100 shares. This possibility serves to avoid fractions in determining the quotas to be acquired as well as small remaining shareholdings, and thus to facilitate the technical handling. The purchase price which is offered or the minimum and maximum value of the purchase price range offered per share (without ancillary acquisition costs) must not by more than 10% exceed or fall short of the average closing price in XETRA trading (or a comparable follow-up system) on the three trading days preceding the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer. If a substantial deviation from the relevant price arises after the publication of a public purchase offer or after the public invitation to submit a sales offer, the purchase offer, or, as the case may be, the invitation to submit a sales offer can be adjusted. In this case the average price on the three trading days preceding the public announcement of a possible adjustment can be used. The purchase offer or, as the case may be, the invitation to submit a sales offer can provide for further terms to be applicable.

The own shares which are acquired may be used for all purposes admissible by law, in particular also the following:

The proposed resolution contains the authorization to sell the previously acquired own shares outside the stock exchange for cash payment with an exclusion of the subscription right. A precondition for this is that the shares are sold at a price which does not fall far short of the stock exchange price of shares in the Company with the same features at the time of the sale. This authorization makes use of the possibility to simplify the exclusion of subscription rights allowed under section 71 para 1 no. 8 AktG and, analogously, section 186 para 3 sentence 4 AktG. The shareholders' interest in dilution protection is taken account of through the prohibition of selling the shares for a price which falls far short of the relevant stock exchange price. The final determination of the sales price for the own shares is made just before the sale. The Executive Board will keep a possible mark-down from the stock exchange price as low as possible in accordance with the market conditions prevailing at the time of the placement. The mark-down from the stock exchange price at the time at which the authorization is made use of will in no case exceed 5% of the then current stock exchange price. The authorization applies subject to the proviso that the shares sold with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed – in total – 10% of the capital stock, neither at the time of the entry into force of this authorization nor at the time of its exercise. This authorization is to be made use of only in such a way that the limit of 10% of the capital stock fixed in section 186 para 3 sentence 4 AktG must be observed in total, i.e. by inclusion of the possible exercise of the authorizations in section 4 para 7 and section 4 para 5 of the Charter. The shareholders in principle have the possibility to maintain their participation quota by purchasing TUI shares through the stock exchange. The authorization is in the interests of the Company because it provides a greater degree of flexibility. It makes it possible in particular to issue shares specifically to cooperation partners.

The sale of own shares can, with the approval of the Supervisory Board, also be made for contributions in kind with an exclusion of the shareholders' subscription

right. The Company is thereby enabled to offer own shares directly or indirectly as valuable consideration in connection with mergers or in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or aeroplanes). International competition and the globalization of the economy frequently require valuable consideration to be paid in such transactions in the form of shares. The authorization proposed here is intended to give the Company the necessary flexibility to quickly and flexibly benefit both nationally and internationally from opportunities which arise to acquire companies, parts of companies, participations or other assets. For this, the proposed exclusion of the subscription right is necessary. In determining the pricing ratios, the Executive Board will take care that the shareholders' interests are reasonably preserved. The Executive Board will, in determining the value of the shares granted as valuable consideration, orient itself by the stock exchange price for the TUI share. No formalistic orientation by a stock exchange price is intended, especially in order not to jeopardize negotiation results which have been achieved through fluctuations of the stock exchange price.

The authorization also provides for the own shares to be used, with an exclusion of the shareholders' subscription right, to fulfil conversion or subscription rights of holders of warrant-linked bonds or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion duty) issued by the Company or by its group members companies. It may be expedient to entirely or partly use own shares to fulfil the conversion rights instead of new shares from an increase in capital.

All of the above possible applications can be used not only with respect to shares acquired on the basis of this authorization. In contrast, the authorization also comprises shares which were acquired pursuant to section 71d sentence 5 AktG. It is advantageous and provides further flexibility to be able to utilize these own shares in the same way as the shares acquired on the basis of this authorization.

The own shares acquired on the basis of this authorization can, with the approval of the Supervisory Board, be called in by the Company without a new resolution of the General Meeting. In accordance with section 237 para 3 no. 3 AktG, the General Meeting of the Company can resolve upon the redemption of its fully paid-in no-par shares without requiring a reduction of the capital stock of the Company. The proposed authorization expressly provides for this alternative in addition to a redemption with a capital reduction. If own shares are redeemed without a capital reduction, the arithmetic share of the other no-par shares in the capital stock of the Company automatically increases. The Executive Board is therefore also to be authorized to make any necessary amendments of the Charter with respect to the number of no-par shares which may change through a redemption.

If the authorization is made use of, the Executive Board will report to the next General Meeting.

Participation

II. Participation in the General Meeting

According to section 21 of the Charter, the shareholders of the Company who, on the day of the General Meeting, are entered into the share register of the Company, and who register with their shares for the purpose of attending the General Meeting by the end of the registration period (9 May 2007, midnight (CEST)), have the right to participate in the General Meeting and to exercise the right to vote at the General Meeting.

Shareholders who are entered into the share register will receive a written invitation from us and can then register:

- **in writing at the following address**
  TUI Aktiengesellschaft
  Hauptversammlung 2007
  Aktionärsservice
  D-69975 Mannheim
  Germany

- **per telefax under number**
  +49 (0) 180 500 18 53

- **or electronically at the internet address**
  (from 16 April 2007)
  www.tui-group.com
  link 'Annual General Meeting 2007'

Shareholders of TUI AG or their representatives will have again the possibility this year to register electronically through the internet and to order accordingly entry tickets for the General Meeting or to grant power of attorney and give instructions to the voting trustees of the Company. This service will be available from 16 April 2007 under www.tui-group.com, link 'Annual General Meeting 2007'. The shareholder number and the individual access number necessary to access the personal internet service are indicated on the back of the above-mentioned personal letter.

Shareholders whose registration is received by the Company before

midnight (CEST), 9 May 2007

can grant power of attorney and give instructions to the voting trustees of the Company arriving at the address referred above up to

midnight (CEST), 15 May 2007,

and change the instructions or revoke the power of attorney. This applies also to powers of attorney and instructions given to the voting trustees of the Company before midnight (CEST), 9 May 2007.

Entry tickets can be ordered exclusively in the time up to

midnight (CEST), 9 May 2007.

Advice on Voting by Proxy

Shareholders who are entered into the share register and have registered their shares on time have the possibility to have their right to vote at the General Meeting exercised by a credit institution, a shareholders' association, the voting trustees chosen by the Company or – with written power of attorney – any other person of their choice.

If a credit institution is entered into the share register, it may exercise the right to vote for shares not belonging to it only on the basis of authority granted for this by a shareholder.

The shareholders of TUI AG are offered the possibility to have their voting rights exercised at the General Meeting by employees of the Company bound by instructions. The power of attorney and instructions for the voting trustees of the Company can be given in writing by means of the answer form, which is a part of this correspondence, per telefax as well as per internet by using the above referred addresses/ telefax numbers.

The voting trustees are obliged to vote in accordance with instructions given. Without any instructions, the power of attorney is invalid and the voting right will not be exercised. If instructions are not unmistakable, the voting trustees will abstain from voting on the items of the agenda concerned. The same applies in the event of unforeseen motions.

Details and forms for granting power of attorney and given instructions are available to our shareholders with sending this invitation.

Advice on Counter-Motions Pursuant to Section 126 Para 1 AktG

Counter-motions regarding proposals by the Executive Board and the Supervisory Board on a particular item on the agenda and nominations for the election of the auditor can be addressed to:

TUI Aktiengesellschaft
Gesamtvorstandssekretariat
Karl-Wiechert-Allee 4
D-30625 Hanover
Germany

Telefax: +49 (0) 511 5 66-19 96
E-Mail: gegenantraege.hv@tui.com

Motions and nominations for election addressed otherwise will not be taken into consideration for being made accessible pursuant to sections 126, 127 AktG. Motions and nominations for elections made by shareholders that are received by us no later than

midnight (CEST), Wednesday, 2 May 2007,

and that have to be made accessible will be published, including the shareholder's name, reasons, and a statement by management, if any, under the internet address

www.tui-group.com
link 'Annual General Meeting 2007'.

Berlin/Hanover, April 2007

The Executive Board

The German version of the notice of the Annual General Meeting and the agenda is binding.
The English translation is for convenience only.



Extracts of the Annual Report 2006

Table of Contents



TUI Group in Figures

		2006	2005	Var. %
Turnover by divisions				
Tourism	€ mill	14,084	14,097	- 0.1
Shipping	€ mill	6,254	3,834	+ 63.1
Others	€ mill	578	1,688	- 65.8
Group	€ mill	20,916	19,619	+ 6.6
Earnings before interest, tax, depreciation and amortisation (EBITDA)				
Tourism	€ mill	761	734	+ 6.4
Shipping	€ mill	212	454	- 53.4
Others	€ mill	- 24	192	n. m.
Group	€ mill	969	1,380	- 29.8
Earnings by divisions (EBITA)				
Tourism	€ mill	394	365	+ 7.8
Shipping	€ mill	- 106	319	n. m.
Others	€ mill	- 56	166	n. m.
Group	€ mill	232	850	- 72.7
Underlying earnings by divisions (underlying EBITA)				
Tourism	€ mill	401	366	+ 9.5
Shipping	€ mill	8	323	- 97.6
Others	€ mill	- 40	18	n. m.
Group	€ mill	369	707	- 47.9
Net profit for the year	€ mill	- 847	496	n. m.
Earnings per share	€	- 3.66	2.29	n. m.
Assets				
Non-current assets	€ mill	10,141	11,883	- 14.7
Current assets	€ mill	2,873	3,491	- 17.7
Total assets	€ mill	13,014	15,374	- 15.4
Equity and liabilities				
Equity	€ mill	3,010	4,367	- 31.1
Non-current liabilities	€ mill	5,262	5,288	- 0.5
Current liabilities	€ mill	4,742	5,719	- 17.1
Total equity and liabilities	€ mill	13,014	15,374	- 15.4
Equity ratio	%	23.1	28.4	- 18.7
Cash flow from operating activities	€ mill	467	965	- 51.6
Capital expenditure	€ mill	750	1,138	- 34.1
Net debt	€ mill	3,211	3,807	- 15.7
Employees	31 Dec	53,930	62,947	- 14.3

2006 – A challenging year. Uneven trends in core businesses. Group earnings impacted by one-off effects. Considerable reduction in net debt.

2006 – at a glance

24 See Annual Report 2006 page 24

Uneven trends in core businesses

The TUI Group's performance in the 2006 financial year was characterised by uneven trends in tourism and shipping, its two core businesses. Earnings in both divisions were impacted by special effects of current restructuring operations, offset by one-off income from divestments of shareholdings.

Turnover and earnings in core businesses

At € 14.1 billion, turnover in the tourism division matched 2005 levels. On the other hand, earnings adjusted for one-off effects (underlying EBITA by division) rose by 9.5% to € 401 million. The shipping division increased its turnover by 63.1% to € 6.3 billion due to the first-time inclusion of CP Ships for a full financial year. The operative integration of CP Ships, effected in the 2006 financial year, caused high one-off restructuring expenses. Adjusted for the one-off expenses from the integration process, earnings by the shipping division were slightly positive by € 8 million despite the difficult worldwide market conditions in 2006.

Turnover and earnings by divisions

At € 20.9 billion, turnover by the divisions, comprising the core businesses tourism and shipping but also central operations and discontinuing operations, grew 6.6% year-on-year. Earnings adjusted for one-off effects (underlying EBITA by divisions) totalled € 369 million, down 47.9% year-on-year.

Group earnings impacted by one-off effects

In the 2006 financial year, Group earnings totalled € - 847 million, falling considerably short of 2005 levels. Earnings were impacted by the restructuring expenses, the market-induced weak performance in shipping and impairments of goodwill required in tourism. These impairments related in particular to goodwill in the UK, Ireland and France. Due to the development in these markets, the expected future cash flow had to be reduced so that the earnings target for the entire tourism division was adjusted accordingly. Total impairments of goodwill required amounted to € 710 million.

Substantial reduction in net debt

In the 2006 financial year, the TUI Group's net debt decreased by € 0.6 billion to € 3.2 billion as at the balance sheet date. The reduction in debt was largely attributable to the successful completion of the divestment of the remaining industrial shareholdings (US steel service companies and Wolf GmbH) as well as the divestment of the business travel activities in the tourism division. In addition, the first of the measures, announced in

December 2006, to bring net debt further down could be realised: Seven container ships and a container pool previously owned by CP Ships were sold.

Successful integration of CP Ships
The operative integration of the container shipping company CP Ships, acquired in October 2005, in Hapag-Lloyd was fully completed – significantly faster than expected – in the 2006 financial year. The centrepiece of integration activities was the expansion of Hapag Lloyd's organisational structure and information technology to include the new sites. As early as at the end of the third quarter of 2006, all former CP Ships services had been integrated into Hapag-Lloyd's structure and are now operated under the brand name Hapag-Lloyd.

Completion of Group realignment
With the divestment of the US steel service companies of Preussag North America, Inc. (PNA) to financial investor Platinum Equity in May 2006 and the divestment of the majority shareholding in Wolf GmbH, a heating and air ventilation company, to Centrotec Sustainable AG in October 2006, the TUI Group sold its last remaining industrial shareholdings.

34 *See Annual Report 2006 page 34*

Turnover and earnings by divisions

2006 was a challenging year for the TUI Group. Both core businesses – tourism and shipping – were impacted by one-off effects concerning on-going restructuring programmes according to IAS 37 and other one-off items. Against this gains on disposals were generated from divestments of shareholdings. In order to ensure a transparent presentation of the development of earnings by divisions, the comments presented below comprise a reconciliation to underlying earnings (underlying EBITA by divisions).

Adjusted for these effects, tourism increased its earnings level year-on-year. The overall positive trend was curbed by the poor performance of the French market and the increasingly difficult competitive conditions in the British and Irish markets.

The development of earnings of the shipping division was characterised by the development of freight rates in the cyclical container shipping. Earnings were determined by the high average bunker costs and the intensification of competition, which went hand in hand with a decline in freight rates.

Moreover, high integration costs associated with the integration of CP Ships, acquired in October 2005, were incurred in the completed financial year. Adjusted for these effects, shipping achieved a slightly positive result and confirmed its high productivity level in comparison with its competitors.

Overall, earnings by tourism did not match the expectations of the Executive Board while the market-induced earnings level posted by the shipping division fell considerably short of expectations.

Development of turnover by the divisions

Turnover by divisions

€ million	2006	2005	Var. %
Tourism	14,083.9	14,096.5	- 0.1
Central Europe	5,803.1	5,749.6	+ 0.9
Northern Europe	4,794.4	4,809.2	- 0.3
Western Europe	2,815.2	2,753.7	+ 2.2
Destinations	599.0	532.5	+ 12.5
Other tourism	72.2	251.5	- 71.3
Shipping	6,254.0	3,834.2	+ 63.1
Central operations	176.7	269.6	- 34.5
Continuing operations	20,514.6	18,200.3	+ 12.7
Trading	401.0	1,002.9	- 60.0
Special logistics	–	415.4	–
Discontinuing operations	401.0	1,418.3	- 71.7
Turnover by divisions	20,915.6	19,618.6	+ 6.6

Continuing operations

Turnover by the continuing operations comprised the core businesses tourism and shipping as well as central operations.

At € 14.1 billion, turnover in the tourism division was on previous year's level despite the divestments of the business travel activities as well as the majority interest in TUI InfoTec both shown in the Other tourism sector. Adjusted for the development of turnover in Other tourism, turnover grew by 1.2%. Significant year-on-year turnover growth was achieved in the Western Europe sector in source markets Netherlands and Belgium. The destinations sector also managed to increase its turnover both in the agency and hotel business.

The shipping division increased its turnover by 63.1% to € 6.3 billion. Growth was mainly driven by the additional turnover volume of CP Ships, the container shipping line acquired in October 2005.

At € 177 million, central operations posted a 34.5% year-on-year decline in turnover in the 2006 financial year. This was due to a decrease in turnover by the real estate companies due to the divestment of parts of the property portfolio already effected at the end of the 2005 financial year. Another reason for the decline in turnover was the divestment of the majority interest in Wolf GmbH, a heating and air conditioning company, in October 2006.

Discontinuing operations

The discontinuing operations reported turnover of € 401 million, down by 71.7% year-on-year. In the 2006 financial year, discontinuing operations only comprised the trading sector. The divestment of the trading activities in May 2006 and of the special logistics operations in the 2005 financial year caused a corresponding year-on-year reduction in turnover.

Turnover by divisions

At € 20.9 billion, total turnover of the TUI Group's divisions in the 2006 financial year climbed by 6.6% year-on-year. Since the shipping division posted a consolidation-related increase in turnover, it accounted for a higher proportion of turnover at 29.9% (previous year: 19.5%). Tourism accounted for 67.3% of turnover (previous year: 71.9%). The proportion

of turnover of central operations and discontinuing operations declined to 2.8% (previous year: 8.6%) due to the divestments.

Development of earnings by the divisions

Earnings by divisions (EBITA)

€ million	2006	2005	Var. %
Tourism	393.7	365.2	+ 7.8
Central Europe	89.5	65.9	+ 35.8
Northern Europe	81.0	102.9	- 21.3
Western Europe	- 53.7	- 2.6	n. m.
Destinations	136.1	185.2	- 26.5
Other tourism	140.8	13.8	n. m.
Shipping	- 106.2	319.3	n. m.
Central operations	- 84.7	- 94.0	+ 9.9
Continuing operations	202.8	590.5	- 65.7
Trading	17.1	67.3	- 74.6
Special logistics	5.3	158.6	- 96.7
Divestments	7.2	34.0	- 78.8
Discontinuing operations	29.6	259.9	- 88.6
Earnings by divisions (EBITA)	232.4	850.4	- 72.7

Continuing operations

Earnings by the continuing operations tourism and shipping as well as central operations (before interest, taxes and amortisation of goodwill) declined by 65.7% to € 203 million in the 2006 financial year. Earnings were affected by one-off effects, above all the restructuring expenses and other one-off items in tourism and shipping as well as gains on disposals in connection with the divestments.

Underlying EBITA by division: Tourism

€ million	2006	2005	Var. %
EBITA by division	393.7	365.2	+ 7.8
Gains on disposals	*- 153.3*	*- 13.1*	
Restructuring expenses	*+ 100.6*	*+ 18.3*	
Other one-off items	*+ 59.5*	*- 4.6*	
Underlying EBITA by division	400.5	365.8	+ 9.5

At € 394 million, earnings by tourism climbed 7.8% year-on-year. Earnings comprised gains on disposals of € 153 million which arose in the Other tourism sector due to the divestment of the business travel activities (€ 151 million) and the share in TUI InfoTec (€ - 11 million) and the Western Europe sector due to the divestment of the Dutch specialist tour operators (€ 13 million). On the other hand, restructuring expenses of € 101 million were incurred, mainly implemented in the Central, Northern and Western Europe sectors. Furthermore other one-off items of € 60 million had to be considered. These comprised in particular impairments on hotel resorts in the Turkey destination (€ 30 million), one-off effects from a litigation in connection with a leasing contract for a holiday club resort (€ 6 million), expenses for the Boing 747-fleet renewal programme at Corsair (€ 12 million) and further one-off effects from restructuring in the Northern and Western Europe sector (€ 12 million). The financial year 2005 included restructuring expenses in the Northern Europe sector and income from divestments of smaller shareholdings and a small income from other one-off items. In total, underlying earnings rose by 9.5% to € 401 million year-on-year.

Underlying EBITA by division: Shipping

€ million	2006	2005	Var. %
EBITA by division	- 106.2	319.3	n. m.
Gains on disposals	–	–	
Restructuring expenses	*+ 66.4*	–	
Other one-off items	*+ 47.4*	*+ 3.2*	
Underlying EBITA by division	7.6	322.5	- 97.6

The shipping division posted earnings of € - 106 million, a considerable decline on 2005 earnings of € 319 million. The negative earnings trend was attributable to the difficult market environment in the container shipping industry in the 2006 financial year. Earnings were impacted by the decline in freight rates in almost all trade lanes in the course of the year, accompanied by high fuel costs. In addition, considerable one-off restructuring expenses (€ 66 million) and the impact from IT system changes and the closure of agencies (€ 47 million) were incurred in connection with the integration of CP Ships. Overall integration costs amounted to € 114 million in 2006. Adjusted for the one-off effects earnings for the shipping division were slightly positive.

Underlying EBITA by division: Central operations

€ million	2006	2005	Var. %
Earnings by the holdings	- 179.7	- 154.6	- 16.2
Cost of corporate centre functions of TUI AG and the interim holdings	- 104.2	- 109.7	+ 5.0
Other expenses and income	- 75.5	- 44.9	- 68.2
Other operating areas	95.0	60.6	+ 56.8
EBITA by division	- 84.7	- 94.0	+ 9.9
Gains on disposals	*- 34.7*	–	
Restructuring expenses	–	–	
Other one-off items	*+ 65.0*	–	
Revaluation of conversion rights	*- 15.0*	*+ 2.2*	
Underlying EBITA by division	- 69.4	- 91.8	+ 24.4

Earnings by central operations comprised TUI AG's corporate centre functions and the interim holdings and other expenses and income as well as other operating areas comprising the Group's real estate companies and the remaining industrial operations.

Earnings by central operations totalled € - 85 million, an increase of 9.9% year-on-year. The cost of TUI AG's corporate centre functions and the interim holdings declined by 5.0% to € - 104 million as the consultation costs for the acquisitions and financing measures included in 2005 earnings were no longer incurred. The amount of other expenses and income, which primarily comprised the valuation of assets and liabilities, stood at € - 76 million (previous year: € - 45 million). This was due to a non liquidity effective foreign currency exchange loss caused by capital adjustments at subsidiaries (€ 65 million). Furthermore they included earnings from the revaluation of the conversion options from the 2003 convertible bond of € 15 million (previous year: € - 2 million).

Earnings by the other operating areas grew by 56.8% to € 95 million. They comprised income from a divestment in the real estate sector (Schacht Konrad) and the gain on the disposal from the divestment of the interest in Wolf GmbH in the fourth quarter of 2006 (€ 35 million), the Group's last remaining industrial activity.

Adjusted for the net result of disposals, foreign currency exchange loss due to capital adjustments and earning effects from the revaluation of the conversion options included in earnings, earnings by central operations increased by 24.4% to € - 69 million.

Discontinuing operations

Earnings by discontinuing operations declined to € 30 million (previous year: € 260 million). This earnings trend was due to the divestment of the steel trading activities in May 2006 and the divestments of the special logistics operations in the 2005 financial year. Earnings comprised the net result of disposals from the divestment of steel trading operations as well as subsequent income from divestments already effected in the previous years. These effects almost balanced each other out.

Underlying EBITA by division: Group

€ million	2006	2005	Var. %
EBITA by divisions	232.4	850.4	- 72.7
Gains on disposals	- 187.8	- 162.4	
Restructuring expenses	+ 167.0	+ 18.3	
Other one-off items	171.9	- 1.4	
Revaluation of conversion rights	- 15.0	+ 2.2	
Underlying EBITA by divisions	368.5	707.1	- 47.9

Earnings by divisions Group

Overall, the TUI Group reported earnings by divisions (before taxes and amortisation of goodwill) of € 232 million in the 2006 financial year, a decline of 72.7% year-on-year. Adjusted for one-off effects, earnings totalled € 369 million.

Development of Group earnings

62 See Annual Report 2006 page 62

The development of the consolidated profit and loss statement was determined by the business trend in tourism and shipping, the Group's core businesses, and the first-time consolidation of CP Ships for a full financial year. Group earnings were additionally impacted by the impairments of goodwill effected in 2006 for the activities in the British, Irish and French markets as well as the hotel company Magic Life.

The preliminary purchase price allocation in the 2005 consolidated financial statements – due to the acquisition of CP Ships – was finalised in October 2006, resulting in minor effects on the Group's profit and loss statement. In order to enhance the comparability of figures, the figures for 2005 were restated accordingly. A corresponding explanation and reconciliation is provided in the section on 'Accounting principles' in the notes on the consolidated financial statements.

Consolidated profit and loss statement

€ million	2006	2005	Var. %
Turnover	20,514.6	18,201.3	+ 12.7
Other income	749.0	603.8	+ 24.0
Change in inventories and other own work capitalised	+ 10.7	- 3.2	n. m.
Cost of materials and purchased services	15,495.5	12,900.3	+ 20.1
Personnel costs	2,435.4	2,304.2	+ 5.7
Depreciation and amortisation	667.4	504.9	+ 32.2
Impairments	763.8	18.3	n. m.
Other expenses	2,517.4	2,489.5	+ 1.1
Financial income	226.7	185.0	+ 22.5
Financial expenses	408.1	421.9	- 3.3
Result from companies measured at equity	50.5	39.1	+ 29.2
Earnings before taxes	- 736.1	386.9	n. m.
Income taxes	127.6	86.8	+ 47.0
Result from continuing operations	- 863.7	300.1	n. m.
Result from discontinuing operations	17.1	196.2	- 91.3
Group profit for the year	- 846.6	496.3	n. m.
- attributable to shareholders of TUI AG	- 893.3	458.0	n. m.
- minority interests	46.7	38.3	+ 21.9

Group profit for the year

At € - 847 million, Group earnings were clearly negative, primarily due to the impairments of goodwill. Disregarding this factor, earnings still showed a negative variance which resulted from the cyclical impact in the shipping division and the decline in earnings from discontinuing operations, while the tourism division recorded a slight increase in earnings.

Earnings per share

The interest in Group profit for the year attributable to TUI AG shareholders (after deduction of minority interests and dividends on the hybrid capital) declined to € - 919 million. In relation to the weighted average number of shares of 250,742,835 units, basic earnings per share amounted to € - 3.66 (previous year: € 2.29). Due to the negative Group profit for the convertible bond issued in November 2003, there was no dilution effect to consider. In the previous year, the diluted earnings per share stood at € 2.17.

67

See Annual Report 2006 page 67

Asset situation of the Group

The Group's balance sheet total dropped by 15.4% to € 13,014 million. This decline was mainly attributable to changes in the group of consolidated companies and impairments of goodwill. The changes in consolidation were largely caused by the disposals in connection with the divestment of steel trading in the US, business travel activities, Wolf GmbH and TUI InfoTec GmbH.

In the course of the final purchase price allocation in October 2006 – in the context with the acquisition of CP Ships in the fall 2005 – minor effects on the Group's balance sheet items arose. In order to enhance the comparability of figures, the figures for the 2005 financial year were restated. A corresponding explanation and reconciliation is provided in the section on 'Accounting principles' in the notes on the consolidated financial statements.

Development of the Group's asset structure

€ million	31 Dec 2006	31 Dec 2005	Var. %
Fixed assets	9,506.1	11,167.7	- 14.9
Non-current receivables	635.1	715.4	- 11.2
Non-current assets	10,141.2	11,883.1	- 14.7
Inventories	129.3	150.4	- 14.0
Current receivables	1,883.4	2,027.0	- 7.1
Cash and cash equivalents	688.7	599.2	+ 14.9
Assets held for sale	171.4	714.7	- 76.0
Current assets	2,872.8	3,491.3	- 17.7
Assets	13,014.0	15,374.4	- 15.4
Equity	3,010.3	4,366.8	- 31.1
Liabilities	10,003.7	11,007.6	- 9.1
Equity and liabilities	13,014.0	15,374.4	- 15.4

Structural ratios

Vertical structures

Non-current assets accounted for 77.9% of total assets, compared with 77.3% in the previous year. Fixed assets totalled 93.7% of non-current assets; they declined by 14.9% to € 9,506 million, above all due to the impairment of goodwill. The capitalisation ratio (ratio of fixed assets to total assets) rose slightly to 73.0%, following 72.6% in 2005.

Current assets accounted for 22.1% of total assets, compared with 22.7% in 2005. The Group's liquid funds were managed with a view to securing the Group's current financial requirements and optimising its interest structures. At the balance sheet date, they totalled € 689 million and were 14.9% up year-on-year. Liquid funds accounted for 5.3% of total assets, compared with 3.9% in 2005.

Horizontal structures

At the balance sheet date, the ratio of equity to non-current assets was 29.7%, compared with 36.7% in 2005. The ratio of equity to fixed assets was 31.7%, following 39.1% in the previous year. The ratio of equity plus non-current financial liabilities to fixed assets was 68.2%, compared with 67.9% in 2005.

72

See Annual Report 2006 page 72

The Group's financial position

Development of the Group's capital structure

Group's capital structure

€ million	31 Dec 2006	31 Dec 2005	Var. %
Non-current assets	10,141.2	11,883.1	- 14.7
Current assets	2,872.8	3,491.3	- 17.7
Assets	13,014.0	15,374.4	- 15.4
Subscribed capital	641.7	641.0	+ 0.1
Reserves including net profit available for distribution	1,798.3	3,168.8	- 43.2
Hybrid capital	294.8	294.8	–
Minority interests	275.5	262.2	+ 5.1
Equity	3,010.3	4,366.8	- 31.1
Non-current provisions	1,728.7	2,002.5	- 13.7
Current provisions	692.7	653.6	+ 6.0
Provisions	2,421.4	2,656.1	- 8.8
Non-current financial liabilities	3,477.6	3,213.9	+ 8.2
Current financial liabilities	422.0	1,144.3	- 63.1
Financial liabilities	3,899.6	4,358.2	- 10.5
Other non-current liabilities	55.3	71.5	- 22.7
Other current liabilities	3,627.4	3,921.8	- 7.5
Other liabilities	3,682.7	3,993.3	- 7.8
Liabilities	13,014.0	15,374.4	- 15.4

The impairments of goodwill effected in the financial year under review impacted the TUI Group's capital structures. Overall, non-current capital declined in absolute terms by 14.3% to € 8,272 million but rose in relation to the balance sheet total by 0.8 percentage points to 63.6%. The equity ratio declined to 23.1%, down from 28.4% in 2005. Equity and non-current financial liabilities accounted for 49.9% of the balance sheet total at the balance sheet date, following 49.3% in 2005. The gearing, i.e. the ratio of financial liabilities to equity, declined to 129.5%, having accounted for 99.8% in 2005.

Liquidity analysis

Liquidity reserve

In the 2006 financial year, the TUI Group's solvency was secured any time by means of cash inflows from operating activities as well as bilateral and syndicated credit agreements with banks.

In December 2005, TUI AG concluded an agreement on a syndicated credit line (multicurrency revolving credit facility) totalling € 1.75 billion. It had an original maturity of three years and two optional extensions for one year each. In October 2006, the first extension option was exercised. In the course of the new programme to reduce tied-up capital, the first measures (divestment of Montreal Gateway Terminals and of vessels and containers) are implemented. Therefore the syndicated credit-line could be reduced to € 1.0 billion in January 2007. In addition, the Group had bilateral credit lines with banks totalling € 0.7 billion. At the balance sheet date, a total of € 0.1 billion of the credit lines was utilised. In addition, cash and cash equivalents of € 0.7 billion were held at the balance sheet date. The TUI Group's cash reserve thus totalled € 2.3 billion.

Summary cash flow statement

€ million	2006	2005	Var. %
Net cash inflow from operating activities	+ 466.5	+ 964.6	- 51.6
Net cash inflow/outflow from investing activities	+ 638.6	- 2,152.8	n. m.
Net cash inflow/outflow from financing activities	- 1,052.7	+ 1,306.5	n. m.
Change in cash and cash equivalents	**+ 52.4**	**+ 118.3**	**- 55.7**

Net cash inflow from operating activities

The net cash inflow from operating activities of € 467 million resulted from Group earnings, which totalled € - 599 million, adjusted for depreciation and amortisation, interest expenses and gains on the disposal of fixed assets. The major contribution came from the operating result in the tourism business.

Net cash inflow from investing activities

The net cash inflow from investing activities totalled € 639 million. Cash outflows of € 746 million primarily resulted from the investment volume in tourism and shipping. Cash inflows mainly resulted from the disposal of property, plant and equipment totalling € 610 million and of consolidated companies and financial assets totalling € 775 million, in particular the divestment of the business travel activities and the remaining industry shareholdings.

Net cash outflow from financing activities

The net cash outflow from financing activities amounted to € 1,053 million. Major items were the cash inflow from the private placements issued in October and November 2006 totalling € 400 million. Interest payments caused a total cash outflow of € 240 million, down 24.2% on the previous year. The redemption of bonds and financial debt resulted in payments of € 1,223 million, down 23.3% on the previous year.

Development of cash and cash equivalents

€ million	2006	2005	Var. %
Cash and cash equivalents at the beginning of the period	**607.5**	**481.1**	**+ 26.3**
Changes due to changes in consolidation	+ 25.7	- 2.0	n. m.
Changes due to changes in exchange rates	+ 3.1	+ 10.1	+ 69.3
Cash changes	+ 52.4	+ 118.3	- 55.7
Cash and cash equivalents at the end of the period	**688.7**	**607.5**	**+ 13.4**

Financial position of TUI AG (abbreviated)

The annual financial statements of TUI AG for the 2006 financial year were prepared in accordance with the provisions of the German Commercial Code and audited by the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. They were published in the Federal Gazette and deposited at the commercial registers of the district courts of Berlin-Charlottenburg, HRB 321, and Hanover, HRB 6580. They have been made permanently available on the internet at www.tui-group.com and may be requested in print from TUI AG.

62
67
See Annual Report 2006 page 62 and 67

Abbreviated balance sheet of TUI AG (according to HGB)

€ million	31 Dec 2006	31 Dec 2005	Var. %
Intangible assets/property, plant and equipment	2,236.8	563.2	+ 297.2
Financial assets	7,651.6	6,842.2	+ 11.8
Fixed assets	**9,888.4**	**7,405.4**	**+ 33.5**
Receivables	594.5	3,040.2	- 80.4
Cash and cash equivalents	7.6	3.0	+ 153.3
Current assets	**602.1**	**3,043.2**	**- 80.2**
Prepaid expenses	49.0	7.3	+ 571.2
Assets	**10,539.5**	**10,455.9**	**+ 0.8**
Equity	3,616.5	3,702.8	- 2.3
Special non-taxed item	42.6	43.8	- 2.7
Provisions	730.2	947.9	- 23.0
Liabilities	6,137.6	5,754.3	+ 6.7
Deferred income	12.6	7.1	+ 77.5
Liabilities	**10,539.5**	**10,455.9**	**+ 0.8**

Profit and loss statement of TUI AG

€ million	2006	2005	Var. %
Turnover	303.7	166.8	+ 82.1
Other operating income	972.0	730.1	+ 33.1
Cost of materials	155.4	110.5	+ 40.6
Personnel costs	75.9	121.6	- 37.6
Depreciation and amortisation	320.3	98.1	+ 226.5
Other operating expenses	1,556.6	718.1	+ 116.8
Net income from investments	3,677.3	2,433.2	+ 50.9
Write-down of investments	2,549.0	1,708.4	+ 49.2
Interest result	- 183.2	- 192.8	+ 5.0
Profit on ordinary activities	**107.6**	**380.6**	**- 71.7**
Taxes	4.0	- 9.7	n. m.
Net profit for the year	**103.6**	**390.3**	**- 73.5**

Profit for the year

For the 2006 financial year, TUI AG posted a net profit for the year of € 104 million. The 73.5% year-on-year decline was mainly attributable to the decline in income from investments of operative companies, in particular due to the business trend in shipping. Taking account of an amount of € 2 million profit carried forward and the donation of revenue reserve of € 52 million, profit available for distribution amounted to € 54 million, which should be carried forward to new account.

Report on Subsequent Events

After the completion of the 2006 financial year, there was an event of special relevance to the TUI Group.

82 See Annual Report 2006 page 82

Transaction

On 22 February 2007, CP Ships Limited made a disposal agreement about the essential assets of Montreal Gateway Terminals to Montreal Gateway Terminals Limited Partnership, a company specifically founded by Morgan Stanley Infrastructure Partners for this purpose. Montreal Gateway Terminals had been part of the business of CP Ships, acquired in 2005. Montreal Gateway Terminals is the second largest container terminal in Canada and the third largest terminal on the eastern coast of North America. This divestment was effected in the framework of the reduction in tied-up capital announced by TUI AG.

Montreal Gateway Terminals Limited Partnership acquired the container terminal business by means of an asset deal. TUI continues to hold a 20% interest in the new Montreal Gateway Terminals Limited Partnership via CP Ships Limited. The purchase price for the transaction was € 300 million. Hapag-Lloyd remains an important customer with a long-term terminal contract.

Economic effects

In the 2006 financial year, Montreal Gateway Terminals contributed € 92 million to Group turnover. This amount was shown under Shipping in the segment report. Earnings before interest, taxes and amortisation of goodwill (EBITA) totalled € 15 million.

Report on Expected Developments

101 See Annual Report 2006 page 101

Macroeconomic situation

Overall, the global economic growth observed in 2006 will continue in 2007 and 2008. However, economists expect the growth momentum to slow down slightly. The International Monetary Fund (IMF) expects global gross domestic product to account for 4.9% in 2007, a decline of 0.2 percentage points on 2006 (IMF, September 2006). High average crude oil prices and potentially increasing inflation trends in the industrialised countries as well as an associated increase in interest rate levels will remain some of the key risks for the development of the world economy. Although global economic growth will reduce slightly, the forthcoming periods are expected to show robust growth compared with the growth trend of the past few years

Tourism

Turnover

The ongoing enlargement of the range of innovative products in the package tour market and the expansion of the modular tour segment are expected to generate volume growth, which in turn will create turnover growth in the tourism division. Based on turnover of around € 14 billion in the 2006 financial year, turnover growth to up to € 15 billion is targeted for the 2007 financial year. Here, too, the Central Europe sector is expected to grow above average, while the Northern Europe sector in particular will grow less strongly, in line with its volume growth.

Earnings

The earnings trend (adjusted earnings before interest, taxes and amortisation of goodwill, adjusted EBITA) for 2007 differs between the individual sectors of the tourism division. Earnings in the Central Europe sector are expected to benefit from the strong expansion of the new business segments and thus match the good 2006 level. The Northern Europe sector will see, in a changed competitive environment, a stabilization of earnings due to the restructuring measures launched in the UK and Ireland in the previous year. In the Nordic countries, the positive earnings trend is expected to continue. The Western Europe sector anticipates a positive overall profit contribution. Its earnings will only slightly be impacted by the difficult market environment in France. In the destinations sector, earnings are expected to rise, primarily due to the profitable growth in the hotel portfolio.

Earnings target for 2008

The strategic initiatives launched in the framework of the structural market changes in tourism aim to achieve a sustainable increase in earnings by the tourism division. The action programme comprises five key initiatives:

- **Flight operations:** Medium-term pooling of the TUI Group's European flight operations under the new brand and distribution platform TUIfly.com.
- **Distribution:** Expansion of web-based sales of tours and development of the TUIfly.com airline brand into an international travel platform
- **Cruise:** Entry into the growth-driven high-volume premium business of the German cruise market

- **Hotel companies:** Profitable growth through ongoing selective expansion of the Group's hotel portfolio
- **Cost structures:** Sustainable improvement in cost structures by means of a reduction in the cost of materials and personnel costs in tourism of € 250 million

Taking account of a margin risk due to the intensification of competition and the increase in crude oil prices – in particular the development of aircraft fuel prices – TUI has established an earnings target range of € 450 to 550 million for 2008.

Shipping

Turnover

Against the background of the expected development of transport volumes and the stabilisation of average freight rates, the shipping division will achieve an increase in turnover. Based on turnover in the 2006 financial year of € 6.3 billion, an increase to just under € 7 billion will be possible in the 2007 financial year.

Earnings

Following the difficult year 2006 for worldwide container shipping operations, TUI expects to be able to generate a significantly positive earnings contribution (adjusted earnings before interest, taxes and amortisation of goodwill, adjusted EBITA by divisions) in the shipping division. The development of earnings – before special effects from the integration of CP Ships in 2006 – was primarily driven by the realisation of synergies from the completion of the operating integration process. Most of these synergies related to cost synergies, so that a significantly positive profit contribution is expected even if the weak market conditions of 2006 should continue.

Earnings target for 2008

By leveraging in 2008 the full synergy potential of € 220 million from the integration of CP Ships and through achieving the expected volume growth and the recovery of freight rates levels, TUI has an earnings target range of € 400 to 500 million for the year 2008.

TUI Group

Based on the expected increase in turnover in tourism and shipping consolidated turnover will rise from € 20 billion, the turnover generated in 2005, to just under € 22 billion.

Expected overall development

Overall, the macroeconomic environment is favourable for the TUI Group's activities in the 2007 financial year. This will create opportunities for further growth and potential to increase earnings. The consistent implementation of our action programme in tourism and the realisation of synergies from the integration of CP Chips into the shipping divisions with at the same time a reduction in central costs, will create a considerable improvement in consolidated earnings. The measures to reduce our capital employed already implemented or planned for the future will further enhance the Group's solid financing structure.

Forward-looking statements

The annual report, in particular the report on expected developments included in the management report, includes various forecasts and expectations as well as statements relating to the future development of the TUI Group and TUI AG. These statements are based on assumptions and estimates and may entail known and unknown risks and uncertainties. Actual development and results as well as the financial and asset situation may therefore differ substantially from the expectations and assumptions made. This may be due to market fluctuations, the development of world market prices for commodities, of financial markets and exchange rates, amendments to national and international legislation and provisions or fundamental changes in the economic and political environment. TUI does not intend to and does not undertake an obligation to update or revise any forward-looking statements to adapt them to events or developments after the publication of this annual report.

Supervisory Board

118
See Annual Report 2006
page 118

Members of the Supervisory Board

Dr. Jürgen Krumnow
Chairman
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Jan Kahmann
Deputy Chairman
Member of the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Andreas Barczewski
Aircraft captain
Langenhagen
(since 10 May 2006)

Jean-Claude Baumgarten
President of the
World Travel & Tourism Council
London
(since 10 May 2006)

Jella Susanne Benner-Heinacher
Solicitor
Managing Director of Deutsche
Schutzvereinigung für Wertpapierbesitz e.V.
Düsseldorf

Sepp Dieter Heckmann
Chairman of the Executive Board
of Deutsche Messe AG
Hanover
(since 10 May 2006)

Uwe Klein
Clerk
Hamburg

Fritz Kollorz
ex. Member of the Executive Board of the
Mining, Chemical and Energy Industrial Union
Hanover
(until 10 May 2006)

Christian Kuhn
Travel agent
Hanover

Dr. Dietmar Kuhnt
ex. Chairman of the Executive Board
of RWE AG
Essen

Dr. Klaus Liesen
Honorary Chairman of the
Supervisory Board
of E.ON Ruhrgas AG
Essen
(until 10 May 2006)

Alfred Linzmeier
Software Engineer
Bruckberg
(since 10 May 2006 until 5 October 2006)

Roberto López Abad
Chief Executive of Caja de Ahorros
del Mediterráneo
Alicante

Dieter Lübkemann
Shipping agent
Bremen
(since 2 November 2006)

Dr. h.c. Abel Matutes Juan
Chairman of Fiesta Hotels & Resorts
Ibiza

Petra Oechtering
Travel agent
Cologne

Carmen Riu Güell
Entrepreneur
Playa de Palma

Hans-Dieter Rüster
Aircraft engineer
Langenhagen
(until 10 May 2006)

Marina Schmidt
Travel agent
Hamburg
(until 30 March 2006)

Dr. Manfred Schneider
Chairman of the Supervisory Board
of Bayer AG
Leverkusen

Roland Schneider
Business Economist
Barsinghausen
(since 10 May 2006)

Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board
of ThyssenKrupp AG
Düsseldorf
(until 10 May 2006)

Hartmut Schulz
Movement Controller
Langenhagen
(until 10 May 2006)

Ilona Schulz-Müller
Representative for equality
in the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Olaf Seifert
Head of the Group Controlling Department
of TUI AG
Hanover

Henry Sieb
Federal Group Leader Travel of ver.di
– Vereinte Dienstleistungsgewerkschaft
Berlin
(since 10 May 2006)

Dr. Franz Vranitzky
Chancellor (retrd.) of the Republic of Austria
Vienna

as of 28 February 2007

Committees of the Supervisory Board

Members of the Presiding Committee

Dr. Jürgen Krumnow
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Jan Kahmann
Member of the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Uwe Klein
Clerk
Hamburg

Dr. Klaus Liesen
Honorary Chairman of the
Supervisory Board
of E.ON Ruhrgas AG
Essen
(until 10 May 2006)

Petra Oechtering
Travel agent
Cologne
(since 10 May 2006)

Carmen Riu Güell
Entrepreneur
Playa de Palma

Hartmut Schulz
Movement Controller
Langenhagen
(until 10 May 2006)

Dr. Franz Vranitzky
Chancellor (retrd.) of the Republic of Austria
Vienna
(since 10 May 2006)

Members of the Audit Committee

Dr. Dietmar Kuhnt
Chairman
ex. Chairman of the Executive Board
of RWE AG
Essen

Dr. Jürgen Krumnow
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Uwe Klein
Clerk
Hamburg

Dr. Manfred Schneider
Chairman of the Supervisory Board
of Bayer AG
Leverkusen
(since 10 May 2006)

Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board
of ThyssenKrupp AG
Düsseldorf
(until 10 May 2006)

Ilona Schulz-Müller
Representative for equality
in the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Olaf Seifert
Head of the Group Controlling Department
of TUI AG
Hanover

as of 28 February 2007

Other Board memberships of the Supervisory Board*)

Dr. Jürgen Krumnow
(Chairman)
a) Deutsche Bahn AG
Hapag-Lloyd AG
Lenze Holding AG[2]
b) Peek & Cloppenburg KG

Jan Kahmann
(Deputy Chairman)
a) Eurogate Beteiligungs-GmbH[1]

Jella Susanne Benner-Heinacher
a) A.S. Création AG
K+S AG

Andreas Barczewski
–

Jean-Claude Baumgarten
–

Sepp Dieter Heckmann
a) Arena Hannover GmbH

Uwe Klein
a) Hapag-Lloyd AG

Fritz Kollorz
a) DSK Anthrazit Ibbenbüren GmbH[2]
RAG AG[2]
Vattenfall Europe AG
Vattenfall Europe Generation
Verwaltungs-AG[2]

Christian Kuhn
a) TUI Deutschland GmbH

Dr. Dietmar Kuhnt
a) Allianz Versicherungs-AG
BDO Deutsche Warentreuhand AG
Dresdner Bank AG
GEA Group AG
Hapag-Lloyd AG
Hochtief AG
b) COMSTAR-United TeleSystems

Dr. Klaus Liesen
a) E.ON AG

Alfred Linzmaier
a) Wolf GmbH

Roberto López Abad
b) Banco Inversis Net, S.A.[1]
CAM AEGON Holding Financiero S.L.[1]
CAMGE Financiera, E.F.C. S.A., Unipersonal[1]
CAMGE Holdco, S.L.[1]
EBN Banca De Negocios, S.A.
Gestión Tributaria Territorial, S.A.[1]
Lico Corporación, S.A.[1]
Lico Leasing S.A. E.F.C.[1]
Mediterráneo Vida, S.A. De Seguros Y Reaseguros, Sociedad Unipersonal[1]

Dieter Lübkemann
a) Hapag-Lloyd AG

Dr. h.c. Abel Matutes Juan
b) Banco Santander Central Hispano (BSCH)
EurizonVita S.p.A.

Petra Oechtering
–

Carmen Riu Güell
b) RIUSA II, S.A.

Hans-Dieter Rüster
–

Marina Schmidt
–

Dr. Manfred Schneider
a) Bayer AG[1]
DaimlerChrysler AG
Linde AG[1]
Metro AG
RWE AG

Roland Schneider
–

Dr.-Ing. Ekkehard D. Schulz
a) AXA Konzern AG
Bayer AG
Deutsche Bahn AG
MAN AG[1]
RAG AG[1]
RWE AG
ThyssenKrupp Automotive AG[1]
ThyssenKrupp Elevator AG[1]
ThyssenKrupp Services AG[1]

Hartmut Schulz
–

Ilona Schulz-Müller
–

Olaf Seifert
a) TUI España Turismo S.A.
TUI Hellas Travel and Tourism A.E.

Henry Sieb
a) TUI Deutschland GmbH[2]
TUI Leisure Travel GmbH

Dr. Franz Vranitzky
b) Magna International Corp.

*) Information refers to 31 December 2006 or date of resignation from the Supervisory Board of TUI AG in 2006

[1] Chairman
[2] Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies

Executive Board

121 See Annual Report 2006 page 121

Executive Board of TUI AG

Dr. Michael Frenzel
Chairman

Michael Behrendt
Shipping
(since 10 May 2006)

Sebastian Ebel
Controlling
(until 31 August 2006)

Dr. Peter Engelen
Human Resources and Legal Affairs

Rainer Feuerhake
Finance

Christoph R. Mueller
Controlling
(since 1 September 2006)

Peter Rothwell
Tourism
(since 10 May 2006)

Executive Committee

Executive Board Members

Dr. Michael Frenzel
Chairman

Michael Behrendt
Shipping
(since 10 May 2006)

Sebastian Ebel
Controlling
(until 31 August 2006)

Dr. Peter Engelen
Human Resources and Legal Affairs

Rainer Feuerhake
Finance

Christoph R. Mueller
Controlling
(since 1 September 2006)

Peter Rothwell
Tourism
(since 10 May 2006)

Divisional Directors

Dr. Volker Böttcher
Central Europe sector

Peter Rothwell
Northern Europe sector

Eric Debry
Western Europe sector
(until 31 August 2006)

Bart Brackx
Western Europe sector
(since 1 September 2006)

Christoph R. Mueller
Airline sector
(since 25 January 2006 until 31 August 2006)

Karl J. Pojer
Hotels & Resorts sector
(since 25 January 2006)

Michael Behrendt
Shipping sector
(until 10 May 2006)

Adolf Adrion
Shipping sector
(since 25 January 2006)

Other board memberships of the Executive Board*)

Dr. Michael Frenzel
(Chairman)
a) AWD Holding AG
AXA Konzern AG
Continental AG
E.ON Energie AG
Hapag-Lloyd AG[1]
Hapag-Lloyd Fluggesellschaft mbH[1]
TUI Deutschland GmbH[1]
Volkswagen AG
b) Norddeutsche Landesbank
Preussag North America, Inc.[1]
TUI China Travel Co. Ltd.

Michael Behrendt
a) Barmenia Allgemeine Versicherungs-AG
Barmenia Krankenversicherung a.G.[2]
Barmenia Lebensversicherung a.G.[2]
ESSO Deutschland GmbH
ExxonMobil Central Europe Holding GmbH
Hamburgische Staatsoper GmbH
MAN AG
b) CP Ships Ltd.[1]

Sebastian Ebel
a) Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
TUI Leisure Travel GmbH
b) RIUSA II S.A.
TUI Belgium N.V.
TUI España Turismo S.A.
TUI Nederland N.V.

Dr. Peter Engelen
a) Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
TUI Leisure Travel GmbH
b) TUI China Travel Co. Ltd.

Rainer Feuerhake
a) Hapag-Lloyd AG
Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
b) Amalgamated Metal Corporation PLC
Preussag North America, Inc.

Christoph R. Mueller
a) Hapag-Lloyd AG
b) Jetair N.V.
TUI Belgium N.V.

Peter Rothwell
a) TUI Deutschland GmbH
b) TUI Belgium N.V.
TUI España Turismo S.A.

*) Information refers to 31 December 2006 or date of resignation from the Executive Board of TUI AG in 2006

[1] Chairman
[2] Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies



Service

Table of Contents



On the following pages you will find tips for registration and voting per internet. Additionally we compiled detailed maps showing you how to get to the venue by car or public transport as well as the local facilities. Our guidelines for the Annual General Meeting will also answer many questions you may have in the run-up to the event.

Annual General Meeting online All information on the AGM at one internet site

Would you like to check out the agenda online, order documents from TUI AG, print out the directions or use our AGM Online-Service for registration or order of admission tickets per internet or use one of the many other options available – you can do all this on our homepage: www.tui-group.com. Just follow the instructions below:



Visit our homepage at **www.tui-group.com**
Full details on the Annual General Meeting you will find under 'Annual General Meeting 2007'.



You will find all the information you need to log in on the internet on the **back of your letter of invitation:**

- your **shareholder number** and
- your individual secret **access number**, which you can see upon rubbing off the relevant section.

AGM Online-Service Ordering admission tickets, grant proxy and give instructions

Your registration data		
Shareholder number:	xxxxxxxxxx	
Individual access number:		◄ please rub off here!

Our **guide** – so that you always know exactly where you are.

Our **service offer**: The hotline number always at hand, if you need help; print function on all sites.



Ordering admission tickets
- If you want to attend in person.
- If you want to bring someone along.
- If you want to send a representative.

Grant proxy and give instructions
You can authorise one of the voting trustees of the Company, who will vote in your place according to your instructions.

Directions How to get to the Venue

By car

From the north
Exit the motorway A7 at junction Hannover-Kirchhorst, follow the motorway A37/Messeschnellweg. Turn right at the exit Hannover-Kleefeld, turn right again at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße

From the south
Follow the motorway A7 to Hannover-Süd. Exit the A7 and follow the A37/Messeschnellweg. Turn left at the exit Hannover-Kleefeld, turn right at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße.

Hanover and its surrounding areas

Hannover Congress Centrum
Theodor-Heuss-Platz 1-3
30175 Hanover
Germany



Hamburg/Bremen
Celle
Dortmund
Motorway junction HANNOVER-Kirchhorst
Motorway junction HANNOVER-OST
Motorway junction HANNOVER-BUCHHOLZ
City centre Hanover
Clausewitzstr.
Hannover Congress Centrum
Messe-Schnellweg
Berlin
Exit H.- Kleefeld
Bischofsholer Damm
Bad Nenndorf
B65
Südschnellweg
Seelhorster Kreuz
Motorway junction HANNOVER-SÜD
N
A2
A7
A37
Kassel/Frankfurt

From the east
Follow the motorway A2 right across junction Hannover-Ost up to junction Hannover-Buchholz. Exit the A2 and follow the motorway A37/Messeschnellweg. Turn right at the exit Hannover-Kleefeld, turn right again at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße.

From the west
Follow the motorway A2 to the junction Hannover-Buchholz. Exit the A2 and follow the motorway A37/Messeschnellweg. Turn right at the exit Hannover-Kleefeld, turn right again at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße.

By public transport

If you have ordered an admission ticket, you will receive a special ticket with your mail which entitles you to use the public transport in Hanover (in the area of the GVH) free of charge.

Hanover city


Oststadt
Zoo
HCC
Hannover Congress Centrum
Main station
Opera house
Lines 1, 2, 8, 10, 17
Line 11
Aegidientorplatz Change here!
Marienstraße
Braunschweiger Platz
Hans-Böckler-Allee
Clausewitzstraße
Bult
Südstadt

From Hanover main station
take the **bus lines 128 or 134** towards Peiner Straße **directly to Hannover Congress Centrum.** The trip will take approx. 10 minutes

Or: by the **tram lines**
1 (direction Laatzen/Sarstedt)
2 (direction Rethen)
8 (direction Messe/Nord)
10 or 17 (both direction Aegidientorplatz) **to Aegidientorplatz.** Change for **line 11** (direction Zoo) **to Hannover Congress Centrum.** The trip will take approx. 14 minutes.

From Hanover airport
take the **S-Bahn S5** to **Hauptbahnhof,** there the **public transport** as described adjoining **directly to Hannover Congress Centrum.** The trip will take approx. 34 minutes.

Schedules are available at www.efa.de

Map of Hannover Congress Centrum

Hannover Congress Centrum
Niedersachsenhalle/
Eilenriedehalle/Glashalle
Theodor-Heuss-Platz 1-3
30175 Hanover
Germany


← Exit Hannover-Kleefeld
Hans-Böckler-Allee
Hannover Congress Centrum
Clausewitzstraße
Schillstraße
Eilenriedehalle
Glashalle
Detail: Hall map
Niedersachsenhalle
Entrance Niedersachsenhalle
Kuppelsaal
Tram stop
N
Theodor-Heuss-Platz
Mars-la-Tour-Straße
Zeppelinstraße
Adenauerallee

This hall map and further information are also available on our homepage: www.tui-group.com, link 'Annual General Meeting 2007'

Map of Meeting Halls


Eilenriedehalle
Glashalle
WC
Here you will receive the Annual Report 2006
Speaker registration desk
Supervisory Board
Executive Board
Investor Relations
Information on our share
Rostrum
The AGM will be held in the Eilenriedehalle. The entrance is via the Niedersachsenhalle and the Glashalle.
Application, registration, information, cloakroom
Please be ready to show your admission ticket!
Niedersachsenhalle
Entrance
Your way through the halls

Guidelines for the AGM

Accompanying person
If you intend to register a person accompanying you and share the voting rights out evenly across the admission tickets ordered, you may complete item 1 'Ordering admission tickets' on the enclosed sheet or use our AGM Online-Service on the internet. (For more detailed information please go to pages 34/35 in this brochure or go to www.tui-group.com, link 'Annual General Meeting 2007').

Admission
The AGM will start at 10:30 a.m. (CEST). The doors of the Hannover Congress Centrum will be opened at 9:00 a.m. We would recommend you to arrive as early as possible to avoid waiting times at the registration desks.

Annual Report
You will receive a copy of the Annual Report 2006 in the glass corridor right in front of the assembly hall (cf. hall map on page 39).

Catering
Snacks are available at any time. The lunch buffet will open at noon.

Cloakroom
You may leave your coat and any personal belongings or luggage at the cloakroom free of charge.

Information stall
If you have any questions concerning the meeting, please contact the information desk in the lobby (cf. hall map on page 39).

Internet access
Several terminals have been installed in the lobby.

Investor Relations stall
The Investor Relations staff will be glad to deal with any questions you may have concerning the share at a separate desk (cf. hall map on page 39).

Laptops
No power grid connections are available at the seats in the assembly hall. However, you may use your laptop if you want to take notes during the meeting.

Leaving the meeting
In order to be able to keep the attendance figures updated until the final vote, we would request shareholders or shareholder proxies wishing to leave the assembly hall prior to the end of the meeting to either submit their voting card block to the control staff at the exit or prepare and hand in a proxy to a shareholder, shareholder representative or voting trustees of the company present at the meeting by means of a proxy.

Mobile phones
You are free to bring your mobile phone. However, the chairman of the AGM will ask participants to switch their mobiles off at the opening of the AGM.

Participation certificate
Please use the back envelope of the voting card block as a confirmation of your participation in the AGM.

Picture and sound recording devices
It is forbidden to take photographs or make video or sound recordings at the AGM. Participants will therefore be checked for picture/video and sound recording devices which will have to be deposited for the duration of the AGM.

Proxy
If you are prevented from attending the AGM, you may have your voting rights exercised by means of a proxy: by your custodian bank if it offers this service, by a shareholders' association, by a voting trustee of the company or a person of your own choice. You can use any of these options by completing the enclosed sheet or – if you want to be represented by a proxy representative provided by the Company or a person of your own choosing – using our AGM Online-Service on the internet. (www.tui-group.com, link 'Annual General Meeting 2007')

Registration
Registration desks have been set up in the lobby. Upon presentation of your admission ticket, you will receive a voting card block which entitles you to raise questions at the AGM and take part in the votes.

Requests for the floor
The speaker registration desk is positioned directly in front of the panel for the members of the Executive Board and Supervisory Board. Sheets to request the floor are available at this desk which may be filled in, preferably before the beginning of the AGM. Once the presentations are concluded and discussion of the individual items of the agenda begins, the names of the speakers will be called out and you can proceed to the rostrum to present your question or comment.

Rostrum
A rostrum with a microphone has been installed next to the panel to make sure that all participants can hear the speakers' presentations.

Vote
At registration you will receive a voting card block. You will find full details on the voting procedure in a separate flyer with the voting card block.

Wheelchair users
Please use the main entrance. All rooms are level with the ground. Stairs are bridged with ramps. The car park also meets the needs of people with handicaps.

TUI AG
Karl-Wiechert-Allee 4
30625 Hanover
Germany

TUI

Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2007/agenda.html

RECEIVED

Agenda of TUI AG's 2007 Annual General Meeting on 16 May 2007

Agenda

1. Presentation of the adopted annual financial statements as per 31 December 2006, the management report, and the approved consolidated financial statements, group management report and the report of the Supervisory Board

2. Resolution on the appropriation of the balance-sheet profit for the financial year 2006
The profit for the financial year 2006 in the amount of € 103,564,082.75 results in a balance-sheet profit of € 54,300,000, taking account of the profit carried forward from the previous year in the amount of € 2,435,917.25 and of a transfer of € 51,700,000 to the other profit reserves. The Executive Board and the Supervisory Board propose that the disclosed balance-sheet profit of € 54,300,000 be carried forward on new account.

3. Resolution on formal approval of the activities of the Executive Board in the financial year 2006
The Supervisory Board and the Executive Board propose that the activities be formally approved.

4. Resolution on formal approval of the activities of the Supervisory Board in the financial year 2006
The Executive Board and the Supervisory Board propose that

the activities be formally approved.

5. Election of the auditor for the financial year 2007
The Supervisory Board proposes that Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be elected auditors for the financial year 2007 and be instructed to audit and review the semi-annual financial report for the first half year 2007.

6. Resolution to add to Section 18 Para 1 (c) of the Charter 'long-term variable remuneration for the Supervisory Board' (Amendment of the Charter)
The Executive Board and the Supervisory Board propose that section 18 para 1(c) of the Charter be amended, that the new sentences 4 and 5 be added, and to newly word the provision as follows:

'(c) a remuneration reflecting the long-term success of the Company (long-term variable remuneration). Long-term variable remuneration shall comprise a base amount of € 20,000 per year and shall be granted for the current fiscal year – starting from fiscal year 2006. This base amount shall be due at the end of the third fiscal year following the granting and shall either be increased or reduced to the extent that the profit per share in the third fiscal year following the granting changes compared with the fiscal year for which the amount was granted. Any change of the profit per share by € 0.01 results in an increase or a reduction of the base amount by € 100. The amount to be paid out shall, however, in no case exceed 250% of the base amount.

Should a member of the Supervisory Board depart prior to expiry of the assessment period, the profit per share in the fiscal year of departure shall be the determining factor when calculating the long-term variable remuneration.'

The addition of the new sentence 4 is necessary to clarify the method of calculation for the determination of the amount to be paid. The new sentence 5 sets a limit for the amount to be paid out in the event of an extraordinary unforeseen development.

7. Resolution to add a new Para 6 'Electronic transmission of information to shareholders' to Section 21 (Amendment of the Charter)
Since the entry into force of the Transparency Directive Implementation Act ('TUG') in January 2007, the electronic transmission of information to shareholders pursuant to section 30b para 3 WpHG (Securities Trading Act) has been admissible only if the General Meeting agrees to this.

The inclusion of this authorization in the Charter of TUI AG secures the right in the future to pass on information to the shareholders by email. The amendment of the Charter changes nothing about the fact that the shareholders themselves must consent to this mode of transmission.

The Executive Board and the Supervisory Board propose that a new para 6 be added to section 21 of the Charter, worded as follows:

'(6) The Company may transmit information to shareholders by way of remote data transmission pursuant to section 30b para 3 no. 1 WpHG.'

8. Resolution for a new authorization to acquire and use own shares under Section 71 Para 1 No. 8 AktG, and to exclude the subscription right
To acquire its own shares, the Company needs special authorization from the General Meeting, unless the acquisition is expressly allowed by law. As the authorization given by the General Meeting on 10 May 2006 will expire on 9 November 2007, it is to be proposed to the General Meeting that the Company be again authorized to acquire its own shares.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

a) TUI AG is authorized to acquire own shares with a volume of up to 10% of its current capital stock. The shares being acquired must at no time represent more than 10% of the capital stock together with the other own shares held by the Company or attributable to it pursuant to sections 71a et seq. AktG. The authorization must not be used for the purpose of trading in its own shares.

b) The authorization can be made use of entirely or partly, once or several times, in pursuit of one or several purposes by the Company, or by third parties for the account of the Company. The authorization shall be effective until 15 November 2008. This authorization replaces the authorization to acquire own shares granted by the General Meeting of TUI AG on 10 May 2006.

c) The acquisition is effective at the option of the Executive Board through the stock exchange or by means of a public offer to buy or by means of a public invitation to the shareholders to submit a sales offer.

- If the shares are acquired through the stock exchange, the consideration paid by the Company for the share (without ancillary acquisition costs) must not by more than 5% exceed or fall short of the price determined in the XETRA trading system (or a functionally comparable successor system) through the opening auction on the trading day.

- If the acquisition is made through a public purchase offer or a public invitation to submit a sales offer, the purchase price which is offered or the minimum and maximum amounts of the purchase price range per share (without ancillary acquisition costs) must not by more than 10% exceed or fall short of the average closing prices in the XETRA trading system (or a functionally comparable successor system) on the three trading days preceding the day of the publication of the offer or of the public invitation to submit a sales offer. If, after the publication of a public purchase offer or after the public invitation to submit a sales offer, significant deviations from the relevant price arise, the purchase offer or, as the case may be, the invitation to submit a sales offer can be adjusted. In this case, the average price on the three trading days before the public announcement of such an adjustment shall be relevant. The purchase offer or the invitation to submit a sales offer can be subject to further conditions. If the purchase offer is oversubscribed or, in the case of an invitation to submit a sales offer, not all offers among several equivalent offers can be accepted, the shares are to be allocated or the offers accepted on a pro rata basis. The terms of the purchase offer or of the invitation to submit a sales offer may provide for the preferential acceptance of a small number of up to 100 shares offered for sale per shareholder.

d) The Executive Board is authorized to use the shares of the Company acquired on the basis of this authorization for all purposes allowed by law, especially also for the following purposes:

aa) The shares can be called in, with the approval of the Supervisory Board, without any further resolutions being required by a General Meeting. They can also be called in through the simplified procedure without any capital reduction by means of an adjustment of the proportionate arithmetic amount of the other shares in the capital stock of the Company. The decision to call in the shares can be limited to a part of the acquired shares. If the shares are called in through the simplified proceedings, the Executive Board is authorized to adjust the number of the shares in the Charter.

bb) The shares can also be sold in other ways than through the stock exchange or through a public offering to all shareholders, if these shares are sold for cash payment at a

price which does not fall far short of the stock exchange price of shares in the Company with identical features at the time of the sale. In this case, the number of shares to be sold together with the new shares that are issued on the basis of authorizations to increase the capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG or on the basis of a conditional capital pursuant to sections 221 para 4, 186 para 3 sentence 4 AktG for bonds with conversion or option rights or, as the case may be, conversion duties issued during the term of this authorization until it is made use of, must not exceed 10% in total of the capital stock at the time of this authorization or at the time at which it is made use of.

cc) The shares can, with the approval of the Supervisory Board, be sold for non-cash contributions, especially also in connection with the acquisition of undertakings, parts of undertakings, participations, or other assets, and in connection with mergers and acquisitions.

dd) The shares can also be used to fulfil conversion or option rights or for conversion obligations from convertible or warrant-linked bonds issued by the Company or its group member companies (or special dividend rights or dividend bonds with conversion rights, option rights or conversion obligations).

e) The authorization in d), bb) to dd) also comprises the use of shares in the Company which were acquired on the basis of section 71 d sentence 5 AktG.

f) The authorizations in d) can be made use of once or several times, partly or entirely, individually or jointly, the authorizations in d), bb) to dd) also through dependent undertakings or undertakings majority owned by the Company or by third parties acting for their account or for the account of the Company.

g) The shareholders' subscription right to these own shares is excluded insofar as these shares are used in accordance with the authorization in d), bb) to dd) above.

Report on Item 8 of the Agenda (Authorization to acquire and to use own shares)

The proposal in Item 8 of the Agenda provides for an authorization to acquire own shares pursuant to section 71 para 1 no. 8 AktG in the amount of up to 10% of the capital stock, limited to a period of 18 months.

TUI AG adopted a resolution at the Annual General Meeting of 10 May 2006 for an authorization to acquire own shares, limited to the time up to 9 November 2007. Because of the expiry of this authorization in the current financial year, this resolution including the authorization is to be annulled with effect from the entry into force of the new authorization to be granted at this Annual General Meeting.

In addition to an acquisition through the stock exchange, the Company is to be given the possibility to acquire own shares through a public purchase offer to be addressed to the shareholders of the Company or through the public invitation to the shareholders to submit an offer for the purchase of shares. The principle of equal treatment set out in the Stock Corporation Act must be observed. In the case of a public invitation to submit a sales offer, the addressees of the invitation can decide how many shares and – if a price range is fixed – at what price they wish to offer them to the Company. If a public purchase offer is oversubscribed or, in the case of an invitation to submit an offer for the purchase of shares, not all offers among several equivalent offers can be accepted, the shares are to be allocated on a pro-rata basis. However, it is to be possible to provide for the preferential acceptance of a small number or of small parts of offers up to a maximum of 100 shares. This possibility serves to avoid fractions in determining the quotas to be acquired as

well as small remaining shareholdings, and thus to facilitate the technical handling. The purchase price which is offered or the minimum and maximum value of the purchase price range offered per share (without ancillary acquisition costs) must not by more than 10% exceed or fall short of the average closing price in XETRA trading (or a comparable follow-up system) on the three trading days preceding the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer. If a substantial deviation from the relevant price arises after the publication of a public purchase offer or after the public invitation to submit a sales offer. The purchase offer, or, as the case may be, the invitation to submit a sales offer can be adjusted. In this case the average price on the three trading days preceding the public announcement of a possible adjustment can be used. The purchase offer or, as the case may be, the invitation to submit a sales offer can provide for further terms to be applicable.

The own shares which are acquired may be used for all purposes admissible by law, in particular also the following:

The proposed resolution contains the authorization to sell the previously acquired own shares outside the stock exchange for cash payment with an exclusion of the subscription right. A precondition for this is that the shares are sold at a price which does not fall far short of the stock exchange price of shares in the Company with the same features at the time of the sale. This authorization makes use of the possibility to simplify the exclusion of subscription rights allowed under section 71 para 1 no. 8 AktG and, analogously, section 186 para 3 sentence 4 AktG. The shareholders' interest in dilution protection is taken account of through the prohibition of selling the shares for a price which falls far short of the relevant stock exchange price. The final determination of the sales price for the own shares is made just before the sale. The Executive Board will keep a possible mark-down from the stock exchange price as low as possible in accordance with the market conditions prevailing at the time of the placement. The mark-down from the stock exchange price at the time at which the authorization is made use of will in no case exceed 5% of the then current stock exchange price. The authorization applies subject to the proviso that the shares sold with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed – in total – 10% of the capital stock, neither at the time of the entry into force of this authorization nor at the time of its exercise. This authorization is to be made use of only in such a way that the limit of 10% of the capital stock fixed in section 186 para 3 sentence 4 AktG must be observed in total, i.e. by inclusion of the possible exercise of the authorizations in section 4 para 7 and section 4 para 5 of the Charter. The shareholders in principle have the possibility to maintain their participation quota by purchasing TUI shares through the stock exchange. The authorization is in the interests of the Company because it provides a greater degree of flexibility. It makes it possible in particular to issue shares specifically to cooperation partners.

The sale of own shares can, with the approval of the Supervisory Board, also be made for contributions in kind with an exclusion of the shareholders' subscription right. The Company is thereby enabled to offer own shares directly or indirectly as valuable consideration in connection with mergers or in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or aeroplanes). International competition and the globalization of the economy frequently require valuable consideration to be paid in such transactions in the form of shares. The authorization proposed here is intended to give the Company the necessary flexibility to quickly and flexibly benefit both nationally and internationally from opportunities which arise to acquire companies, parts of companies, participations or other assets. For this, the proposed exclusion of the subscription right is necessary. In determining the pricing ratios, the Executive Board will take

care that the shareholders' interests are reasonably preserved. The Executive Board will, in determining the value of the shares granted as valuable consideration, orient itself by the stock exchange price for the TUI share. No formalistic orientation by a stock exchange price is intended, especially in order not to jeopardize negotiation results which have been achieved through fluctuations of the stock exchange price.

The authorization also provides for the own shares to be used, with an exclusion of the shareholders' subscription right, to fulfil conversion or subscription rights of holders of warrant-linked bonds or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion duty) issued by the Company or by its group members companies. It may be expedient to entirely or partly use own shares to fulfil the conversion rights instead of new shares from an increase in capital.

All of the above possible applications can be used not only with respect to shares acquired on the basis of this authorization. In contrast, the authorization also comprises shares which were acquired pursuant to section 71d sentence 5 AktG. It is advantageous and provides further flexibility to be able to utilize these own shares in the same way as the shares acquired on the basis of this authorization.

The own shares acquired on the basis of this authorization can, with the approval of the Supervisory Board, be called in by the Company without a new resolution of the General Meeting. In accordance with section 237 para 3 no. 3 AktG, the General Meeting of the Company can resolve upon the redemption of its fully paid-in no-par shares without requiring a reduction of the capital stock of the Company. The proposed authorization expressly provides for this alternative in addition to a redemption with a capital reduction. If own shares are redeemed without a capital reduction, the arithmetic share of the other no-par shares in the capital stock of the Company automatically increases. The Executive Board is therefore also to be authorized to make any necessary amendments of the Charter with respect to the number of no-par shares which may change through a redemption.

If the authorization is made use of, the Executive Board will report to the next General Meeting.

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2007/counter_motions.html

RECEIVED
2007 DEC 17 P 12:07

Counter-motions

Regarding our general meeting on 16 May 2007, Hanover,one shareholder has so far submitted counter-motions to topics 3 and 4 of the agenda which are to be made available by the company. The motions are listed in the same order as the agenda topics.

Counter-motion to agenda topic 3

Counter-motion to agenda topic 4

Counter-motion to agenda topic 6

Mr **Ulli Zedler,** Berlin

Regarding topic 3 of the agenda:

Text of the resolution:

Be it resolved, that the activities of the Executive Board in the 2006 financial year are not formally approved.

Statement of Reasons:

The disastrous misassessment of the macroeconomic situation by the Executive Board and the resultant buying into CP Ships at an inappropriately high price, financed by means of a capital increase causing a strong dilution in the company's capital stock, has given rise to a substantial reduction in the net income of our stock company (AG), otherwise operating in a relatively successful manner. Even divestments in other sectors only resulted in an immaterial cushioning of the disaster.
In real terms, capital was destroyed at large quantities. We are faced with negative consolidated earnings of just over three quarters of a billion euro, i.e. the equivalent of EUR 3.66 of net value destruction per share.
The Executive Board tried to create an understanding for the above-mentioned value destruction at the last Annual General Meeting by means of slogans such as „It's better to walk on two feet", without, however, furnishing evidence of a negative correlation between margins in package tours and freight rates. In addition, having deliberately shattered the balance sheet for 2006 in this way, the same Executive Board now has the audacity to suggest under item 2 of the agenda that the earnings generated by the AG, which have been strongly reduced due to the CP Ships venture, be fully retained within the company and that the shareholders be left empty-handed.
Moreover, this suggestion starkly contrasts with the fact that the Executive Board continues to have itself paid pretty substantial compensation amounts in relation to the work performed.

It is unacceptable for us shareholders to continue to approve the activities of an Executive Board that has proven over time that it is unable to handle the shareholders' money in a way that creates value.

All shareholders, including and in particular the large institutional investors, are called upon to set a clear example against mismanagement, an inappropriate investment policy and the inability of this Board to make forecasts. They should not just abstain but take a clear position as proposed by the present counter-motion.

Berlin, 20 April 2007
Signed by: Ulli Zedler

Mr **Ulli Zedler,** Hamburg

Regarding topic 4 of the agenda:

Text of the resolution:

Be it resolved, that the activities of the Supervisory Board in the 2006 financial year are not formally approved.

Statement of Reasons:

The Supervisory Board has been largely inactive, simply watching the activities of the Group management and in the final analysis approving of the misdirected investment, seemingly without critically questioning this investment. Given the lack of expertise in international freight shipping to be assumed for the otherwise certainly highly qualified experts such as Dr Krumnow, Dr Schneider, Dr Liesen and Dr Vranitzky, this is not surprising. However, the Supervisory Board has failed to consult independent external experts in these important decisions of major relevance to the shareholders' assets.
No shareholder will demand that an oversight body be smarter than the market in this respect, but every Supervisory Board member is required to obtain the expertise required for such a decision unless they have the relevant expertise themselves. If they fail to do so, they do not perform their duties.
The impression created here is that old personal relationships and ill-fated multiple mandates, still to some extent recalling the old "Germany Inc.", have an inhibiting effect and thus promote behaviour representing a violation of duties. Given the fact that individual members of the Supervisory Board are members in up to 11 other supervisory bodies, they seem to be unable, not least for simple lack of time, to sufficiently devote themselves to overseeing our company.
Moreover, the impression is created that the Supervisory Board, knowing that tacit agreement on the acquisition of CP Ships and the participation of our large Spanish shareholders in the required capital increase was reached with these shareholders in the run-up to the transaction, only showed insufficient and far too superficial commitment in engaging in a neutral, objective analysis of whether this transaction made sense in view of the interests of the remaining shareholders. Every independent consultant with a certain amount of experience in the international freight business would easily have been able to outline the substantial risks entailed in acquiring an interest - at a top price - in a sector that overheated in 2006.
The Supervisory Board would thus have been able to guide and in particular moderate the Executive Board that had obviously lost sight of the appropriate economic measure in this transaction. Admittedly, the Executive Board and the Supervisory Board have broad scope for forecasts in any forward-looking decision and therefore in any entrepreneurial investment. However, approving of an investment entailing high risks without raising any criticism and being aware of - or even ignoring - these risks which are not offset by any appropriate opportunities is by no means behaviour deserving

of formal approval.
In order to at least keep up the theoretical option for the company to take steps against any misbehaviour by the Supervisory Board in this respect even after the 2007 AGM, the formal approval of its activities must be refused as a precautionary measure.

Berlin, 20 April 2007
Signed b: Ulli Zedler

Mr **Walter Habich,** Osnabrück

Regarding topic 6 of the agenda:

Version currently applicable:
"(c) a remuneration reflecting the long-term success of the Company (long-term variable remuneration). Long-term variable remuneration shall comprise a base amount of € 20,000 per year and shall be granted for the current fiscal year – starting from fiscal year 2006. This base amount shall be due at the end of the third fiscal year following the granting and shall either be increased or reduced to the extent that the profit per share in the third fiscal year following the granting changes compared with the fiscal year for which the amount was granted.
Should a member of the Supervisory Board depart prior to expiry of the assessment period, the profit per share in the fiscal year of departure shall be the determining factor when calculating the long-term variable remuneration."

New version:
"(c) a remuneration reflecting the long-term success of the Company (long-term variable remuneration). Long-term variable remuneration shall comprise a base amount of € 20,000 per year and shall be granted for the current fiscal year – starting from fiscal year 2006. This base amount shall be due at the end of the third fiscal year following the granting and shall either be increased or reduced to the extent that the TUI share develops against the DAX.
To this end, the annual average of the TUI share price in the base year and the annual average of the TUI share price for the third fiscal year following the granting must be determined, with all dividends paid in the interim period having to be added to the share price as of the date of payment. Annual averages must also be determined for the DAX for the same periods. The performance of the TUI share and the DAX shall be determined by means of relating the respective annual average for the third fiscal year following the granting to the annual averages in the base year. The assessment is effected by means of relating the performance of the TUI share to the performance of the DAX. For every percentage point of performance gains of the TUI share against the DAX, the base amount must be increased by EUR 4,000.00. For every percentage point of performance losses of the TUI share against the DAX, the base amount must be reduced by EUR 4,000.00. If the performance loss against the DAX exceeds 5%, the variable remuneration will not be paid for the base year.
Should a member of the Supervisory Board depart prior to expiry of the assessment period, the comparison of the performance in the fiscal year of departure shall be the determining factor in calculating the long-term variable remuneration."

Statement of reasons:
The amended version meets the shareholders' interest in a sustainable value creation and does not require a limitation of the type shown in the current version.

Statement of the Executive Board:
"The Executive Board of TUI AG does not support Mr Habich's motion.

The proposal by the Executive Board and Supervisory Board creates an unambiguous mathematical method to determine the amount of long-term variable remuneration paid to the members of TUI AG's Supervisory Board. The level of the long-term variable remuneration exclusively depends on the long-term development of TUI AG's earnings per share. The amount paid out is limited to 250% of the basic amount; this is a useful limitation for the event of an extraordinary unforeseen development. The members of the Supervisory Board are provided with a clear incentive to ensure a sustainable increase in earnings per share. This is in the interest of shareholders.

Mr Habich's proposal links the long-term variable remuneration to the development of the TUI share in relation to the development of the stock exchange prices of the companies listed in the DAX 30. From the management's perspective, this does not create an unambiguous incentive for the members of TUI AG's Supervisory Board since a comparison of the stock price of the TUI share with an average price of the companies listed in the DAX 30 is of no relevance as a corporate control function."

Management note:

"**Letter A** has been assigned to the above counter-motion on the instruction sheet. Hence, if you wish to have your voting right exercised by a proxy and you support the above counter-motion, you must tick the field in the NO column under item 6 of the agenda and, additionally, tick the field above letter A."

TUI Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2007/voting_results.html

Voting Results - Annual General Meeting, 16 May 2007

Item	Number of Yes-Votes	Number of No-Votes	Number of Abstentions from voting	Acceptance in %
Item 2 Appropriation of the Balance Sheet Profit	115,853,273	520,268	1,890,305	99.55
Item 3 Formal approval of the activities of the Executive Board	107,799,746	2,294,243	8,169,717	97.92
Item 4 * Formal approval of the activities of the Supervisory Board	80,290,230	2,203,226	2,589,059	97.33
Item 5 Appointment of the Auditor	116,926,682	193,328	1,143,836	99.83
Item 6 Long-term variable remuneration for the Supervisory Board	115,453,386	1,718,736	1,091,724	98.53
Item 7 Electronic transmission of information to shareholders	116,960,205	199,518	1,104,123	99.83
Item 8 Acquire and use own shares	115,745,612	1,437,926	1,080,308	98.77

* In consideration of nonvoting shares (§ 136 AktG).

Annual General Meeting 2006
Invitation
TUI AG


Centrum
10 May 2006
10:30 a.m.

Table of Contents

Invitation We hereby invite our shareholders to the Annual General Meeting 2006 on Wednesday, 10 May 2006, 10:30 a.m., at the 'Hannover Congress Centrum' (Niedersachsenhalle/Eilenriedehalle/Glashalle), Theodor-Heuss-Platz 1-3, 30175 Hanover.

TUI Aktiengesellschaft
Berlin/Hanover
Karl-Wiechert-Allee 4
30625 Hanover
Germany

Securities identification number:

Voting and dividend-paying shares:		Voting shares:	
[illegible]		[illegible]	
DE 000 TUA G00 0	TUA G00	DE 000 TUA G06 7	TUA G06
DE 000 TUA G2B 8	TUA G2B		
DE 000 TUA G4B 4	TUA G4B		

Invitation Agenda of TUI AG's 2006 Annual General Meeting on 10 May 2006

Notes:

1. Presentation of the Adopted Annual Financial Statements as per 31 December 2005, the Management Report, and the Approved Consolidated Financial Statements, Group Management Report and the Report of the Supervisory Board
2. Resolution on the Appropriation of the Balance Sheet Profit for the Financial Year 2005
3. Resolution on Formal Approval of the Activities of the Executive Board in the Financial Year 2005
4. Resolution on Formal Approval of the Activities of the Supervisory Board in the Financial Year 2005
5. Appointment of the Auditor for the Financial Year 2006
6. New Elections for the Supervisory Board
7. Resolution to Change the Objects of the Company (Amendment of the Charter)
8. Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) of the Company with the Possibility of an Exclusion of Subscription Rights, e.g. if Non-Cash Contributions Are Used (Amendment of the Charter)

Notes:

9. **Annulment of the Authorized Capital Pursuant to Section 4 Para 5 of the Charter of TUI AG; Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG (Amendment of the Charter)**

10. **Annulment of the Existing Authorization to Issue Bonds with Conversion Rights and/or Warrants and Annulment of the Conditional Capital Pursuant to Section 4 Para 7 of the Charter of TUI AG; New Authorization to Issue Bonds with Conversion Rights, Warrants, Special Dividend Rights and/or Dividend Bonds (or Combinations of these Instruments) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG et al. and Creation of a New Conditional Capital (Amendment of the Charter)**

11. **Resolution Regarding the Voting Procedure for the Supervisory Board (Amendment of the Charter)**

12. **Resolution on the New Structure of the Remuneration for Supervisory Board Members from the Financial Year 2006 (Amendment of the Charter)**

13. **Resolution on a Change of the Notice Period for Calling the General Meeting (Amendment of the Charter)**

14. **Resolution on the Authorization of the Chairman of the Meeting to Reasonably Limit the Shareholders' Speaking Time and Time to Ask Questions (Amendment of the Charter)**

15. **Resolution on the New Authorization to Acquire and Use own Shares under Section 71 Para 1 Number 8 AktG, and on the Exclusion of the Subscription Right**

Agenda

I. Agenda

1. **Presentation of the Adopted Annual Financial Statements as per 31 December 2005, the Management Report, and the Approved Consolidated Financial Statements, Group Management Report and the Report of the Supervisory Board**

2. **Resolution on the Appropriation of the Balance Sheet Profit for the Financial Year 2005**
The Executive Board and the Supervisory Board propose that the amount of € 193,064,082.75 out of the balance sheet profit totalling € 195,500,000.00 be used to pay a dividend of € 0.77 per no-par value share on the capital stock of € 640,987,649.75 existing as per 31 December 2005. The remaining amount of € 2,435,917.25 will be carried forward on new account.

3. **Resolution on Formal Approval of the Activities of the Executive Board in the Financial Year 2005**
The Supervisory Board and the Executive Board propose that the activities of the Executive Board be formally approved.

4. **Resolution on Formal Approval of the Activities of the Supervisory Board in the Financial Year 2005**
The Executive Board and the Supervisory Board propose that the activities of the Supervisory Board be formally approved.

5. **Appointment of the Auditor for the Financial Year 2006**
The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be appointed as Auditors for the financial year 2006.

6. **New Elections for the Supervisory Board**
The term of office of all members of the Supervisory Board will end upon the end of the General Meeting on 10 May 2006, and at the same time the new term of office will begin. It will expire at the end of the fifth Annual General Meeting following the election – i.e. in the year 2011.

According to section 11 of the Charter of TUI AG in conjunction with sections 96 para 1, 101 para 1 AktG and section 7 para 1 of the Act on the Codetermination of Employees of 4 May 1976, the Supervisory Board consists of ten members of the Supervisory Board each from the shareholders and from the employees. The shareholders' representatives are elected by the General Meeting. In accordance with the Corporate Governance Code, Clause 5.4.3 (as amended on 2 June 2005), it is intended that a separate election for each candidate will be held. The General Meeting is not bound by nominations in electing the shareholders' representatives.

The elections for the ten Supervisory Board members representing the employees will be held on 5 April 2006.

The Supervisory Board proposes that the following shareholders' representatives be elected to the Supervisory Board for the new term of office:

Jean-Claude Baumgarten, London, Great Britain
President of the World Travel & Tourism Council

Jella Susanne Benner-Heinacher, Meerbusch
Solicitor, Managing Director of Deutsche Schutzvereinigung für Wertpapierbesitz e. V.

Sepp Dieter Heckmann, Hanover
Chairman of the Executive Board of Deutsche Messe AG

Dr. Jürgen Krumnow, Königstein
ex Member of the Executive Board of Deutsche Bank AG

Dr. Dietmar Kuhnt, Essen
ex. Chairman of the Executive Board of RWE AG

Roberto López Abad, Alicante, Spain
Chief Executive of Caja de Ahorros del Mediterráneo

Dr. h.c. Abel Matutes Juan, Ibiza, Spain
Chairman of Fiesta Hotels & Resorts

Carmen Riu Güell, Playa de Palma, Spain
Entrepreneur

Dr. Manfred Schneider, Leverkusen
Chairman of the Supervisory Board of Bayer AG

Dr. Franz Vranitzky, Vienna, Austria
Chancellor (retrd.) of the Republic of Austria

Disclosure pursuant to section 125 para 1 sentence 3 AktG
The shareholder representatives nominated for election to the Supervisory Board are members of other Supervisory Boards required by law to be set up and of comparable Boards of domestic and foreign companies:

Jean-Claude Baumgarten
–

Jella Susanne Benner-Heinacher
a) A.S. Création AG
K+S AG

Sepp Dieter Heckmann, Hanover
–

Dr. Jürgen Krumnow
a) Deutsche Bahn AG
Hapag-Lloyd AG
Lenze Holding AG[2]
b) Peek & Cloppenburg KG

Dr. Dietmar Kuhnt
a) Allianz Versicherungs-AG
Dresdner Bank AG
GEA Group AG
Hapag-Lloyd AG
Hochtief AG
RWE AG

Roberto López Abad
b) Banco Inversis Net, S.A.[2]
CAM AEGON Holding Financiero S.L.[1]
CAMGE Financiera, E.F.C. S.A.[1]
CAMGE Holdco, S.L.[1]
FBN Banca De Negocios, S.A.
Gestión Tributaria Territorial, S.A.[1]
Inversis Networks, S.A.
Lico Corporación, S.A.[2]
Lico Leasing S.A. E.F.C.[1]
Mediterráneo Vida, S.A. De Seguros Y Reaseguros, Sociedad Unipersonal[2]

Dr. h.c. Abel Matutes Juan
b) Assicurazioni Internazionali di Previdenza S.P.A.[2]
Banco Santander Central Hispano (BSCH)
Fomento Construcciones y Contratas Construccion

Carmen Riu Güell
b) Riusa II, S.A.

Dr. Manfred Schneider
a) Allianz AG
Bayer AG[1]
DaimlerChrysler AG
Linde AG[1]
Metro AG
RWE AG

Dr. Franz Vranitzky
b) Magic Life der Club International Hotelbetriebs GmbH[2]
Magna International Corp.

Further information about the shareholders' representatives nominated for election to the Supervisory Board are available at the website www.tui-group.com under 'Annual General Meeting'.

Information refers to 31 December 2005 or date of resignation from the Supervisory Board of TUI AG in 2005

[1] Chairman
[2] Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies

7. Resolution to Change the Objects of the Company (Amendment of the Charter)

In view of the sale of participations already completed or to be completed shortly, the definition of the objects of the Company in section 3 of the Charter must be changed. In addition, the new text is intended to take account of the greater significance of shipping, here especially container shipping, for the Group as a whole.

In section 3 para 1 of the Charter, the references to the processing and trading of commodities and to the production of industrial components and systems will be deleted. Shipping will be named as a major pillar of the Group, with the same weight as the tourism business, and container shipping will be mentioned separately.

The Executive Board and the Supervisory Board propose that section 3 para 1 of the Charter be newly worded as follows:

'The objects of the Company are to engage on a commercial basis in the tourism and the shipping business (including all associated services and project developments), the acquisition of interests in enterprises active in tour operating, commercial air transportation and passenger shipping as well as goods shipping (especially container shipping) and container transport industry, the hotel industry, the leisure business and travel agents as well as other services, namely in its own facilities or in facilities of affiliated companies, as well as the coordination of affiliated companies under a centralized management.'

8. Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) of the Company with the Possibility of an Exclusion of Subscription Rights, e.g. if Non-Cash Contributions Are Used (Amendment of the Charter)

The Executive Board was authorized by shareholders' meeting of 18 May 2004, item 9 on the Agenda, to increase the capital stock of the Company with the approval of the Supervisory Board by issuing registered shares with a possibility of the exclusion of subscription rights for non-cash contributions (authorized capital in the amount of € 170,000,000.00).

This authorization was fully made use of through the capital increase in September 2005.

It is therefore proposed to pass a resolution for a new authorized capital in order to continue to provide a reliable planning basis to the Executive Board as well as the possibility to adjust the equity position of the Company to the business requirements also in the future.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) The Executive Board is authorized to increase the capital stock of the Company in time up to 9 May 2011 with the approval of the Supervisory Board by issuing, once or several times, new registered shares for cash or non-cash contributions, but in total by a maximum of € 246,000,000.00. The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. However, the Executive Board is authorized to exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent necessary to grant a subscription right to the holders of convertible or option rights issued or still to be issued by TUI AG or by its subsidiaries, as they would be entitled to after the exercise of the conversion or option right or the fulfillment of the conversion obligation. Furthermore, fractions can be exempted from the shareholders' subscription right. In addition, the Executive Board can exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent that the increase in capital is made for non-cash contributions for the purpose of acquiring undertakings, parts of undertakings, participations in undertakings, or other assets. However, in this case, the Executive Board will only make use of an amount of up to max. 20% of the capital stock existing at the time of the entry into force of the authorization or, if this value is lower, at the time at which the authorization is made use of. The increase in capital for non-cash contributions is thus limited to a maximum of € 128,000,000.00. The Executive Board is also authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.

b) A new authorized capital is created in the amount of € 246,000,000.00. For this, a new para 8 is inserted into section 4 of the Charter:

'The Executive Board is authorized to increase the capital stock of the Company in time up to 9 May 2011 with the approval of the Supervisory Board by issuing, once or several times, new registered shares for cash or non-cash contributions, but in total by a maximum of € 246,000,000.00 (in words: two hundred and forty-six million euros). The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. However, the Executive Board is authorized to exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent necessary to grant a subscription right to the holders of convertible or option rights issued or still to be issued by TUI AG or by its subsidiaries, as they would be entitled to after the exercise of the conversion or option right or the fulfillment of the conversion obligation. Furthermore, fractions can be exempted from the shareholders' subscription right. In addition, the Executive Board may exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent that the increase in capital for non-cash contributions is made for the purpose of acquiring undertakings, parts of undertakings, participations in undertakings, or other assets. However, in this case, the Executive Board may only make use of an amount of up to max. 20% of the capital stock existing at the time of the entry into force of the authorization or, if this value is lower, at the time at which the authorization is made use of. The increase in capital for non-cash contributions is thus limited to a maximum of € 128,000,000.00. The Executive Board is also authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.'

9. Annulment of the Authorized Capital Pursuant to Section 4 Para 5 of the Charter of TUI AG; Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG (Amendment of the Charter)

The Executive Board was authorized by resolution of the General Meeting of 18 May 2004, item 10 of the Agenda, to increase the capital stock of the Company with the approval of the Supervisory Board by issuing registered shares with the possibility of an exclusion of subscription rights pursuant to section 186 para 3 sentence 4 AktG. This authorization was partly made use of through the increase in capital in September 2005.

It is therefore proposed to annul the remaining authorized capital and to pass a resolution for a new authorization for a higher authorized capital to continue to provide the necessary instruments for raising capital to the Executive Board and to enable the Executive Board to also adjust the equity position of the Company to the business requirements in the future.

The Executive Board and the Supervisory Board propose that the following resolution be adopted.

a) The authorization of the Executive Board pursuant to section 4 para 5 of the Charter of TUI AG to increase the capital stock in the time up to 17 May 2009 by up to € 32,806,465 (rounded off) (authorized capital) is revoked.

b) The Executive Board is authorized to increase the capital stock of the Company in the time up to 9 May 2011 with the approval of the Supervisory Board by issuing new registered shares for cash contributions, once or several times, in total by up to € 64,000,000.00. The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. The Executive Board can with the approval of the Supervisory Board exclude the shareholders' subscription right if the issue amount of the new shares is insignificantly lower than the market price for the new shares with the same terms of issue which have already been issued. The number of new shares must not, together with the shares issued or sold on the basis of an authorization to sell pursuant to secs. 71 para 1 no. 8 sentence 5, 186 para 3 sentence 4 AktG during the term of this authorization up to the time at which it is exercised, exceed the limit of 10% of the capital stock set out in section 186 para 3 sentence 4 AktG. For the purpose of this limitation, shares are to be taken into account which were issued or are to be issued on the basis of bonds with conversion or option rights or conversion obligations issued pursuant to section 186 para 3 sentence 4 AktG during the time in which this authorization is effective up to the time at which it is made use of. The Executive Board may also exclude the shareholders' subscription right in respect of fractional amounts with the approval of the Supervisory Board. The Executive Board is furthermore authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.

c) A new authorized capital in the amount of € 64,000,000.00 is created. For this, section 4 para 5 of the Charter is newly worded as follows:

'The Executive Board is authorized to increase the capital stock of the Company in the time up to 9 May 2011 with the approval of the Supervisory Board by issuing new registered shares for cash contributions, once or several times, in total by up to € 64,000,000.00 (in words: sixty-four million euros). The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. The Executive Board can with the approval of the Supervisory Board exclude the shareholders' subscription right if the issue amount of the new shares is insignificantly lower than the market price for the new shares with the same terms of issue which have already been issued. The number of new shares must not, together with the shares issued or sold on the basis of an authorization to sell pursuant to secs. 71 para 1 no. 8 sentence 5, 186 para 3 sentence 4 AktG during the term of this authorization up to the time at which it is exercised, exceed the limit of 10% of the capital stock set out in section 186 para 3 sentence 4 AktG. For the purpose of this limitation, shares are to be taken into account which were issued or are to be issued on the basis of bonds with conversion or option rights or conversion obligations issued pursuant to section 186 para 3 sentence 4 AktG during the time in which this authorization is effective up to the time at which it is made use of. The Executive Board may also exclude the shareholders' subscription right in respect of fractional amounts with the approval of the Supervisory Board. The Executive Board is authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.'

10. Annulment of the Existing Authorization to Issue Bonds with Conversion Rights and/or Warrants and Annulment of the Conditional Capital Pursuant to Section 4 Para 7 of the Charter of TUI AG; New Authorization to Issue Bonds with Conversion Rights, Warrants, Special Dividend Rights and/or Dividend Bonds (or Combinations of these Instruments) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG et al. and Creation of a New Conditional Capital (Amendment of the Charter)

The Executive Board was authorized by resolution of the General Meeting of 18 May 2004, item 11 of the Agenda, to issue, with the approval of the Supervisory Board, bonds with conversion and/or option rights with a maximum maturity of 30 years. To make the possibility to issue convertible bonds and/or warrant-linked bonds more flexible and to adjust to the capital stock as increased by the rights issue in the year 2005 and to create the possibility to issue instruments with a profit-related return on the capital invested, it is proposed to the General Meeting that a new authorization be granted to issue convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or any combination of these instruments), and to create a new conditional capital which is to serve to service the convertible bonds and/or warrant-linked bonds or to perform conversion obligations arising from this new authorization. It is to be possible also to issue finance instruments without any maximum maturity. The current authorized limit of € 1,000,000,000.00 is to remain in force. To ensure that the authorized amount can be fully used also in view of later convertible bond or warrant-linked bond price adjustments, the conditional capital which serves to service convertible bonds and warrant-linked bonds is to be increased to € 100,000,000.00.

Upon the entry into force of this resolution, the current authorization and the conditional capital existing for this purpose will be annulled.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) Annulment of the authorization of 18 May 2004

The authorization to issue convertible bonds and/or warrant-linked bonds granted by resolution of the

General Meeting of 18 May 2004 as well as the conditional capital in the amount of € 70,000,000.00 are annulled.

The annulment of the authorization and of the conditional capital shall become effective as soon as the authorization proposed under b) and the new conditional capital in accordance with the resolution to be adopted in accordance with c) has become effective.

b) Authorization to issue convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds

aa) Nominal amount, duration of the authorization, number of shares, maturity

The Executive Board is authorized to issue, with the approval of the Supervisory Board, convertible bearer or registered bonds, warrant-linked bonds, special dividend rights or dividend bonds (or combination of these instruments) (together 'bonds'), once or several times in the time up to 9 May 2011, with or without a limitation of maturity, with a total amount of up to € 1,000,000,000.00, and to grant the holders of bonds convertible or option rights to shares of the Company with a pro rata amount of the capital stock of up to € 100,000,000.00 pursuant to the bond terms. The bonds can also be issued for non-cash contributions.

The bonds may be denominated in euros or in the legal tender of any other OECD member state, limited to the equivalent euro amount. The bonds may also be issued by undertakings wholly owned or indirectly owned by the Company; in this case the Executive Board is authorized with the consent of the Supervisory Board to assume for the Company a guarantee for the bonds and to grant the holders of such bonds conversion or option rights for new shares in the Company.

bb) Grant of the subscription right, exclusion of subscription right

In principle the shareholders have a subscription right for the bonds. The bonds can also be taken by one or several credit institutions with the obligation to offer to the shareholders for subscription. However, the Executive Board is authorized to exclude, with the approval of the Supervisory Board, the shareholders' subscription right for the bonds:

- for fractional amounts;

- to the extent necessary to grant the holders of conversion or option rights for shares of the Company or the holders of convertible bonds with a conversion obligation, a subscription right as they would be entitled to after the exercise of these rights or, as the case may be, the performance of the conversion obligations;

- if convertible or warrant-linked bonds (or special dividend rights or dividend bonds with a conversion right, option right or conversion obligation) are issued for cash payment, and the issuing price does not fall far short of the theoretical market value of the bond as determined according to generally accepted methods of the mathematics of finance. This authorization to exclude the subscription right applies only to bonds with rights (or, as the case may be, conversion obligations) for shares with a pro rata amount totaling up to no more than 10% of the capital stock either at the time of the entry into force or of the exercise of this authorization. The sale of own shares shall count for the purposes of this limitation provided the sale takes place during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG. Furthermore, the shares issued during the term of this authorization up to the time until it is made use of with the authorized capital, excluding the subscription right pursuant to section 186 para 3 sentence 4 AktG, shall count for the purposes of this limitation;

- If bonds are issued for non-cash contributions, provided the value of the non-cash contributions is reasonable in proportion to the market value of the bonds to be determined in accordance with the preceding provision.

If special dividend rights or dividend bonds without a conversion right, option right or conversion obligation are issued, the Executive Board is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right altogether, if these special dividend rights or dividend bonds are issued as debenture-like securities, i.e. no membership rights in the Company are granted, no right to participate in the liquidation proceeds is acquired, and the amount of the yield is not calculated on the basis of the amount of the annual profit, the balance-sheet profit or the dividends. Moreover, in this case, the yield and the issue amount of the special dividend rights or the dividend bonds must be in line with the current market conditions for comparable fund-raising at the time of the issue.

cc) Conversion right, conversion duty

If bonds are issued with a conversion right, the creditors can convert their bonds into shares in the Company in accordance with the bond terms. The proportionate amount of the capital stock attributable to the shares to be issued in the event of conversion must not exceed the nominal value of the bond or a lower issuing price. The conversion ratio is determined by the nominal amount of a bond divided by the fixed conversion price for a new share in the Company. The conversion ratio can also be determined by dividing the issue amount of a bond (which is below the nominal amount) by the fixed conversion price for a new share in the Company. The conversion ratio may be rounded up or down to a whole number. Moreover, an additional cash payment may be fixed. Furthermore, it may be provided that fractions be combined and/or compensated for in cash. The bond terms can also provide for a variable conversion ratio.

The bond terms may also provide for a conversion obligation. In this case, the Company can be given the right in the bond terms to entirely or partly compensate in cash for any difference between the nominal amount of the convertible bonds and the stock exchange price for the shares to be fixed in the bond terms, at the time of the compulsory conversion, but at least 80% of the stock exchange price for the shares determining the minimum conversion price pursuant to ee), multiplied by the conversion ratio. The above provisions shall apply analogously if the conversion right or the conversion obligation relates to a special dividend right or to a dividend bond.

dd) Option right

If warrant-linked bonds are issued, one or several warrants are to be attached to each bond, entitling the holder to subscribe to shares in the Company in accordance with the warrant terms to be fixed by the Executive Board. The conversion ratio can be rounded up or down to an option ratio with a whole number. It may be provided that fractions be combined and/or compensated for in cash. The proportionate amount of the capital stock attributable to the shares to be issued per bond must not exceed the nominal amount of the warrant-linked bond. The same shall apply if warrants are attached to a special dividend right or to a dividend bond.

ee) Conversion/option price, dilution protection

The conversion or option price to be fixed per share must amount either to at least 80% of the average stock exchange price for the shares in the Company – closing rate in XETRA (or any comparable follow-up system) – on the ten trading days preceding the day of the adoption of the resolution by the Executive Board to issue the convertible or warrant-linked bonds, or at least 80% of the average stock exchange price for the shares of the Company – closing rate in XETRA trading (or any comparable follow-up system) – during the days on which the subscription rights are traded on the Frankfurt stock exchange, with the exception of the last two trading days for the subscription rights.

Without prejudice to section 9 para 1 AktG, the bond terms which grant or stipulate a conversion right, a conversion obligation and/or an option right, can include dilution protection provisions in case, during the conversion or option period and granting a subscription right to its shareholders, the Company increases its capital stock or issues further convertible or warrant-linked bonds or grants or guarantees other convertible or option rights or constitutes conversion obligations, without granting the holders of convertible or option rights respectively the holders of bonds with conversion obligations a subscription right to the same extent as they would be entitled to after exercising the conversion or option rights or, as the case may be, after the fulfilment of a conversion obligation. The bond terms may also provide for value-preserving adjustments of the conversion or option rights, in particular in the event of a capital reduction, a share split or a special dividend or other measures which can dilute the value of the conversion or option rights.

ff) Further possible terms

The bond terms for bonds which grant or stipulate a conversion right, a conversion obligation and/or an option right can stipulate in each case that, in the event of the conversion or the exercise of the option, the own shares of the Company can be granted. Furthermore, the terms may provide for the Company to pay the value in cash to the holders of the conversion or option rights or to the holders who are obliged to convert instead of granting shares in the Company. Moreover, the bond terms can provide for the numbers of shares to be subscribed to in the event of the exer-

cise of the conversion or option rights or after conversion obligations are fulfilled, or as the case may be, a conversion right in this respect to be variable and/or that the conversion or option price can be changed during the term within a range to be fixed by the Executive Board, depending on the development of the share price or in consequence of dilution protection provisions.

gg) Authorization to fix further bond terms

The Executive Board is authorized to fix, with the approval of the Supervisory Board, the further details of the issuance and features of the bonds, especially the interest rate, the nature of the yield, the issuing price, maturity, the denomination, the conversion or option price, and the conversion or option period. In the event of an issue by group member companies, the Executive Board is additionally required to agree with the organs of the group member companies issuing the convertible and/or warrant-linked bonds.

c) Conditional Capital Increase

The capital stock is conditionally increased by up to € 100,000,000.00 through the issue of up to 39,116,600 registered no-par value shares carrying dividend rights from the beginning of the financial year in which they are issued. The conditional increase in capital serves to grant shares to the holders of convertible and/or option rights respectively to the holders who are obliged to convert from bonds issued in accordance with the above authorization, as soon as they are issued for payment in cash.

The new shares will be issued for the conversion or option price to be fixed in accordance with the above authorization. The conditional increase in capital is to be carried out only insofar as conversion or option rights under bonds issued for payment in cash are exercised, or conversion obligations under such bonds are fulfilled, and insofar as no other forms of performance are used to service the bonds.

The Executive Board is authorized, with the approval of the Supervisory Board, to fix the further details of the conditional increase in capital.

d) Amendment of the Charter

Section 4 para 7 of the Charter (conditional capital in the amount of € 70,000,000.00) is repealed and replaced by the following new para 7:

'The capital stock is conditionally increased by up to € 100,000,000.00 (in words: one hundred million euros) through the issue of up to 39,116,600 registered no-par shares carrying a dividend right from the beginning of the financial year in which they are issued. The conditional increase in capital shall be put into effect only insofar as the holders of conversion or option rights respectively the holders who are obliged to convert under conversion and/or warrant-linked bonds, dividend bonds and/or special dividend rights (or combinations of these instruments) issued by the Company or by undertakings directly or indirectly controlled by it on the basis of the resolution granted the authorization adopted at the General Meeting of 10 May 2006 for cash payment in the time up to 9 May 2011 exercise their conversion or option rights or insofar as conversion obligations under such bonds are fulfilled, provided no other forms of performance are used to service the bonds. The Executive Board is authorized to fix, with the approval of the Supervisory Board, the further details of the conditional increase in capital.'

e) Commercial Register Application

To ensure that the annulment of the current conditional capital of € 70,000,000.00 will not become effective without being replaced by the new conditional capital in accordance with the above resolution, the Executive Board is instructed to make an application to the commercial register for an entry to be made showing the annulment of the conditional capital in the amount of € 70,000,000.00 only if an entry is made at the same time for the new conditional capital in the amount of € 100,000,000.00.

11. Resolution Regarding the Voting Procedure for the Supervisory Board (Amendment of the Charter)

The Supervisory Board and its committees are to be allowed to adopt resolutions not only when all members are present at a meeting, but also in writing, by telephone or telegraph and per fax or email, provided this is ordered by the chairman of the Supervisory Board.

Since the entry into force of the Act on Registered Shares and to Facilitate the Exercise of Voting Rights (NaStraG) in January 2001, section 108 para 4 AktG has granted companies the right to issue rules of procedure for the Supervisory Board allowing resolutions to be adopted in other ways than by way of voting by members personally present at a meeting, without any separate approval of the members of the Supervisory Board being required. The Executive Board and the Supervisory Board hope that such a flexibilization of the voting procedure will shorten the reaction time of the Supervisory Board and thus give the Company more options for action in situation requiring speedy decisions.

The Executive Board and the Supervisory Board propose that section 16 para 1 of the Charter be newly worded as follows:

'The Supervisory Board can adopt resolutions also in writing, by telegraph, telephone or by fax or email if this is ordered by the chairman of the Supervisory Board.'

12. Resolution on the New Structure of the Remuneration for Supervisory Board Members from the Financial Year 2006 (Amendment of the Charter)

The Executive Board and the Supervisory Board propose that section 18 of the Charter be newly worded as follows:

'**(1)** In addition to the reimbursement of the expenses, which shall also include the value added tax on their remuneration, the members of the Supervisory Board shall receive

(a) fixed remuneration in the amount of € 40,000 to be paid after the end of the financial year;

(b) remuneration oriented by the short-term profit of the Company (short-term variable remuneration) in the amount of € 100 per € 0.01 of the profit per share shown in the consolidated financial statements for the last financial year (profit per share); the profit per share will be calculated as the quotient of the annual Group net profit to which the shareholders of TUI AG are entitled and the amount of shares with dividend entitlements at the end of the financial year;

(c) remuneration related to the long-term success of the Company (long-term variable remuneration). The long-term variable remuneration shall consist of a base amount of € 20,000 per year and will be granted for the current financial year for the first time beginning with the financial year 2006. This base amount shall be paid after the end of the third financial year following the grant and shall increase or decrease to the extent that the profit per share for the third financial year following the grant changes, expressed in percent, compared to the financial year for which the amount was granted.

If a member ceases to belong to the Supervisory Board before the end of the assessment period, the profit per share in the financial year in which the member ceases to belong to the Supervisory Board shall determine the long-term variable remuneration.

(d) The remuneration pursuant to 1 (b) and (c) shall be payable after the end of the General Meeting which decides on formal approval of the actions of the members of the Supervisory Board in the last financial year.

(2) The chairman shall receive the triple amount, his deputy and the other members of the Presiding Committee one and a half times the amount of the remuneration pursuant to 1(a) to (c).

(3) The members of the Audit Committee shall for their services receive a further remuneration, in addition to the remuneration pursuant to 1(a) to (c), payable after the end of the financial year in the amount of € 20,000, the chairman of the Audit Committee shall receive the triple amount.

(4) The remuneration relates in each case to a full financial year. For parts of a financial year or a shortened financial year, the remuneration shall be paid pro rata temporis. In case of a shortened financial year the comparability must be ensured by the calculation of values adjusted accordingly.

(5) The members of the Supervisory Board shall be included in a pecuniary damage liability insurance for bodies and certain management members (so called D&O insurance) maintained by the Company in its own interests in a reasonable amount, if such insurance is maintained. The premiums for this shall be paid by the Company.'

In accordance with the recommendations of the German Corporate Governance Code (as amended on 2 June 2005), the remuneration for the members of the Supervisory Board is to contain a profit-oriented element in addition to the fixed remuneration. The profit-oriented remuneration is to contain elements relating to the long-term success of the Company.

The proposed remuneration structure for the members of the Supervisory Board of TUI AG consists of a fixed element which represents half of the remuneration, and a variable element which represents the other half; one half of the variable remuneration is a short-term component and the other half a long-term component.

The fixed remuneration is intended as reasonable compensation for the supervisory and advisory work of a member of the Supervisory Board, and to provide an incentive to win sufficiently qualified personalities for the responsible position of a Supervisory Board member.

The short-term variable remuneration depends on the profit per share shown in the consolidated annual accounts for the preceding business year (profit per share). This is a deviation from the previous practise where the variable remuneration was tied to the dividend, as on the one hand the dividends do not always reflect the success of the Company and, on the other hand, the Supervisory Board has the power to take decisions on the amount of the dividends and to thereby possibly influence its own remuneration.

Finally, the long-term variable remuneration is to be oriented by the development of the profit per share, and thus by the interests of the shareholders for whom an increase in the profit per share will generally also mean an increase in the value of the shares held by them.

The remuneration for the chairman of the Supervisory Board and the chairman of the Audit Committee is increased to the triple amount of the remuneration for a member according to para 1 (a) to (c) as consideration for the chairman's greater workload.

13. Resolution on a Change of the Notice Period for Calling the General Meeting (Amendment of the Charter)

The notice period for calling the General Meeting was changed from at least one month to at least 30 days by the Act on the Integrity of Undertakings and to Modernize the Right of Avoidance ('UMAG') (section 123 para 1 AktG). The corresponding provision in the Charter of TUI AG in section 20 is to reflect the amendment of the law and to be newly worded.

The Executive Board and the Supervisory Board propose that section 20 para 1 of the Charter be newly worded as follows:

'The General Meeting must be called at least 30 days before the day by the end of which the shareholders must register as far as a shorter term is legally not allowed.'

14. Resolution on the Authorization of the Chairman of the Meeting to Reasonably Limit the Shareholders' Speaking Time and Time to Ask Questions (Amendment of the Charter)

By amending section 131 para 2 AktG, the UMAG intended to create a possibility to prevent abuses of the right to demand information and the right to speak at the General Meeting, and to improve the quality of the deliberations at the General Meeting. By bringing the General Meeting to an end within a reasonable and acceptable time, the attractivity of the General Meeting for seriously interested shareholders is to be increased. The chairman of the meeting is to have the right to reasonably limit the time for questions and the speaking time of each shareholder.

The Executive Board and the Supervisory Board propose that a new sentence 2 be inserted into section 22 para 2 of the Charter, as follows:

'He can reasonably limit the time for questions and the speaking time of a shareholder and shall in particular have the right, at the beginning of the General Meeting or during its course, to set a reasonable time limit for the entire General Meeting, for each item on the agenda, or for individual speakers and questions.'

15. Resolution on the New Authorization to Acquire and Use own Shares under Section 71 Para 1 Number 8 AktG, and on the Exclusion of the Subscription Right

To acquire its own shares, the Company requires specific authorization for this by the General Meeting, unless expressly authorized by law. As the authorization resolved by the General Meeting on 11 May 2005 will expire on 10 November 2006, a resolution is to be proposed to the General Meeting to again authorize the Company to acquire own shares.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

a) TUI AG is authorized to acquire own shares with a volume of up 10% of its current capital stock. Together with other own shares held by the Company or attributable to it pursuant to secs. 71a et seq. AktG, the acquired shares must at no time account for more than 10% of the capital stock. The authorization must not be used for the purpose of trading in its own shares.

b) The authorization can be made use of entirely or partly, once or several times, pursuing one or several purposes, by the Company or by third parties for the account of the Company. The authorization will be effective until 9 November 2007. This authorization replaces the authorization for the acquisition of own shares granted by the General Meeting of TUI AG on 11 May 2005.

c) The acquisition is made at the option of the Executive Board through the stock exchange or by means of a public purchase offer or by means of a public invitation to the shareholders to submit a sales offer.

- If the acquisition of the shares takes place through the stock exchange, the amount per share paid by the Company (without ancillary acquisition costs) must not exceed or fall short of the rate in XETRA trading (or a comparable follow-up system) determined through the opening auction on the trading day by more than 5%.

- If the acquisition is made through a public purchase offer or a public invitation to submit a sales offer, the purchase price being offered or the maximum and minimum value of the purchase price range per share (without ancillary acquisition costs) must not exceed or fall short of the average of the closing rate in XETRA trading (or a comparable follow-up system) on the three trading days before the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer, by more than 10%. If, after the publication of a public purchase offer or the public invitation to submit a sales offer, substantial deviations from the relevant rate arise, the purchase offer or, as the case may be, the invitation to submit such a sales offer can be adjusted. In this case, the average rate on the three trading days prior to the public announcement will determine any adjustment. The purchase offer or, as the case may be, the invitation to submit such a sales offer can set out further conditions. If the purchase offer is oversubscribed or, in the case of an invitation to submit a sales offer, not all offers among several equivalent offers are accepted, the shares are to be allocated on a pro rata basis. The terms of the offer may provide for the preferential acceptance of a small number of up to a maximum of 100 shares per shareholder.

d) The Executive Board is authorized to use shares in the Company acquired on the basis of this authorization

for all purposes allowed by law, in particular also for the following purposes:

aa) The shares can be called in, with the approval of the Supervisory Board, without any further resolutions being required by a General Meeting. They can also be called in through the simplified procedure without any capital reduction by means of an adjustment of the proportionate arithmetic amount of the other shares in the capital stock of the Company. The decision to call in the shares can be limited to a part of the acquired shares. If the shares are called in through the simplified proceedings, the Executive Board is authorized to adjust the number of the shares in the Charter.

bb) The shares can also be sold in other ways than through the stock exchange or through a public offering to all shareholders, if these shares are sold for cash payment at a price which does not fall far short of the stock exchange price of shares in the Company with identical features at the time of the sale. In this case, the number of shares to be sold together with the new shares issued on the basis of authorizations to increase the capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG or on the basis of a conditional capital pursuant to sections 221 para 4, 186 para 3 sentence 4 AktG for bonds issued during the term of this authorization or in the time until it is made use of with conversion or option rights or, as the case may be, conversion duties must not exceed 10% in total of the capital stock at the time of this authorization or at the time at which it is made use of.

cc) The shares can, with the approval of the Supervisory Board, be sold for non-cash contributions, especially also in connection with the acquisition of undertakings, parts of undertakings, participations, or other assets, and in connection with mergers and acquisitions.

dd) The shares can also be used to fulfil conversion or option rights or for conversion obligations from convertible or warrant-linked bonds issued by the Company or its group member companies (or special dividend rights or dividend bonds with conversion rights, option rights or conversion obligations).

e) The authorization in d), bb) to dd) also comprises the use of shares in the Company which were acquired on the basis of section 71 d sentence 5 AktG.

f) The authorization in d) can be made use of once or several times, partly or entirely, individually or jointly, the authorizations in d), bb) to dd) also through dependent undertakings or undertakings majority owned by the Company or by third parties acting for their account or for the account of the Company.

g) The shareholders' subscription right to these own shares is excluded insofar as these shares are used in accordance with the authorization in d), bb) to dd) above.

Report of the Executive Board to the Annual General Meeting Pursuant to Sections 203 Para 2 Sentence 2, 186 Para 4 Sentence 2 AktG on Item 8 of the Agenda (Authorized Capital of € 246,000,000.00)

The Executive Board made use, with the approval of the Supervisory Board, of the authorization to increase the capital stock of the Company by issuing registered shares (authorized capital of € 170,000,000.00 according to the resolution adopted by the General Meeting on 18 May 2004 under Item 9 of the Agenda), and fully made use of it through the increase in capital in September 2005.

The new authorized capital in the amount of € 246,000,000.00 is proposed as TUI must also be able in the future to adjust its equity at any time to the business requirements. The Executive Board therefore considers it to be its duty to ensure that the Company will always be able to use the necessary instruments for raising capital, regardless of any concrete plans to do so. As decisions to cover capital requirements must generally be taken speedily, it is important for the Company not to depend in this on the rhythm of the Annual General Meeting. The law takes account of these requirements through the instrument of the 'authorized capital'. The most common occasions on which an authorized capital is used is the need to strengthen the equity basis and to finance the acquisition of participations.

Whenever the authorized capital is used through a cash capital increase, the shareholders in principle have a subscription right.

However, it is to be possible to exclude the subscription right to the extent necessary to be able to grant the holders of warrant-linked or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion obligation) which already exist or are to be issued in the future a subscription right to new shares, if the bond terms provide for this. Such bonds generally provide for dilution protection in that a subscription right to new shares can be granted to the bond holders in any subsequent issue of shares with a subscription right for the shareholders, instead of a reduction of the option or conversion price. The holders of the bonds are thus put into the same position which they would be in if they had already exercised their option or conversion right or, as the case may be, if a conversion obligation had been fulfilled. The advantage is that the Company – as opposed to dilution protection through a reduction of the option or conversion price – can achieve a higher issuing price for the shares to be issued upon conversion or the exercise of the option.

Furthermore, the Executive Board with approval of the Supervisory Board can exempt fractions from the shareholders' subscription right. This makes it possible to make use of the authorization through round amounts, facilitating an issue. These shares, exempt from the subscription right as the so-called 'free peak', are used in a beneficial manner for the Company.

The shareholders' subscription right can also be excluded with the approval of the Supervisory Board in the event of an increase in capital for non-cash contributions. In this case, the Executive Board will make use of the authorization to exclude the shareholders' subscription right only up to an amount of no more than 20% of the capital stock existing at the time of the entry into force of the authorization or, if this value is lower, at the time at which the authorization is made use of. The increase in capital for non-cash contributions is thus limited to a maximum of € 128,000,000.00. This enables the Executive Board to use shares of the Company in suitable individual cases to acquire companies, parts of companies, participations or other assets (e.g. hotels, ships or planes). In some cases, shares rather than money are demanded as valuable consideration for a takeover. The possibility to be able to offer shares in the Company as valuable consideration thus provides an advantage in competition for interesting acquisition targets, as well as the necessary flexibility to benefit from opportunities which arise for the acquisition of companies, parts of companies, participations or other assets without affecting its liquidity situation. The use of shares for such purposes can also be advantageous in the light of an optimal financing structure. The Company suffers no disadvantage from this, as the issue of shares for non-cash contributions requires the value of the non-cash contribution to be reasonable in relation to the value of the share.

The Executive Board is also authorized to use this authorized capital in cases where the Company initially undertook to pay money, e.g. as payment for an acquisition target, to subsequently issue shares instead of paying money to grant shares in the Company to the holders of such (certificated or non-certificated) monetary claims against the Company, with hindsight either entirely or partly instead of payment of money. This gives the Company additional flexibility.

Furthermore, it is to be possible to use this authorized capital, with an exclusion of the subscription right, to service bonds with conversion or option rights respectively to grant conversion obligations for which the subscribers did not make any cash contribution, but a non-cash contribution. This also makes it possible to use convertible and warrant-linked bonds as an acquisition currency in connection with the acquisition of companies, parts of companies, participations or other assets, which additionally increases the chances of prevailing in competition for an interesting acquisition opportunity.

The Executive Board will carefully consider in each case whether to make use of the authorization to increase the capital with an exclusion of the shareholders' subscription right. The Executive Board will do so only if the Executive Board and the Supervisory Board deem this to be in the interests of the Company and thus of its shareholders.

The Executive Board will report to the General Meeting on each concrete case in which the proposed authorization is made use of.

Report of the Executive Board to the Annual General Meeting on the Exclusions of the Subscription Right Provided for in Items 9, 10 and 15 of the Agenda Pursuant to Section 186 Para 4 Sentence 2, 203 Para 2 Sentence 2 and Section 71 Para 1 Number 8 Sentence 5 AktG

The authorizations in Items 9, 10 and 15 of the Agenda each provide for the possibility, on the basis of the provisions in section 186 para 3 sentence 4 AktG, to increase the capital, to issue convertible or warrant-linked bonds or to sell own shares which were acquired, excluding the shareholders' subscription right provided the statutory limit of 10% of the capital stock applicable in such cases is not – in total – exceeded.

The Executive Board will make use of any such authorization only in such a way that the limit of 10% of the capital stock in total, set out in section 186 para 3 sentence 4 AktG, is not exceeded. Regardless of whether the authorizations are made use of with the possibility of the exclusion of the subscription right individually or cumulatively, the limit of 10% of the capital stock for an exclusion of the subscription right pursuant to the provisions in section 186 para 3 sentence 4 AktG is not to be exceeded in total. The different proposed authorizations with the possibility to exclude the subscription right pursuant to section 186 para 3 sentence 4 AktG exclusively serve the purpose of giving the Executive Board the possibility to use the best suitable instrument in each concrete situation, observing the interests of the shareholders and of the Company, but not to repeatedly make use of the various possibilities to exclude the subscription right under these authorizations in order to exclude the shareholders' subscription right to an extent going beyond the limit of 10% of the capital stock set out in section 186 para 3 sentence 4 AktG.

Report on Item 9 of the Agenda (Authorized Capital of € 64,000,000.00)

The Executive Board made use of the authorization, with the approval of the Supervisory Board, to increase the capital stock of the Company by issuing registered shares (authorized capital in the amount of € 45,600,000.00 in accordance with the resolution adopted at the General Meeting of 18 May 2004, Item 10 of the Agenda), and partly made use thereof through the capital increase in September 2005. For this reason, a new authorized capital in the amount of € 64,000,000.00 is proposed.

If this authorized capital is used, it is to be possible to exclude the subscription right with the approval of the Supervisory Board if the new shares are issued in the event of a cash capital increase pursuant to section 186 para 3 sentence 4 AktG for an amount which does not fall far short of the stock exchange price. This authorization enables the Company to quickly and flexibly react to market opportunities in its various fields of business and if need be to also very quickly cover capital requirements which may arise. The exclusion of the subscription right makes it possible not only to react more speedily but also to place the shares for a price as close as possible to the then current market price, i.e. without the mark-down which is generally necessary in a rights issue. This results in greater issue proceeds for the benefit of the Company. In addition, such a placement can help to win new shareholder groups. When making use of the authorization, the Executive Board will fix the mark-down as

low as possible under the market conditions prevailing at the time of the placement. The mark-down from the stock exchange price at the time of the use of this authorized capital will in no case exceed 5% of the stock exchange price at that time. The shares issued with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed – in total – 10% of the capital stock, neither at the time of the entry into force of the authorization nor at the time at which it is made use of. Own shares which are sold count for the purposes of this limitation provided they are sold during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG. Furthermore, shares issued or to be issued to service bonds with conversion or option rights or a conversion obligation count for the purposes of this limitation, provided the bonds are issued during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right by analogous application of section 186 para 3 sentence 4 AktG.

This requirement takes account of the shareholders' need for dilution protection for their shareholdings in compliance with the statutory provisions. The limitation of the scope of the increase in capital without a subscription right gives every shareholder in principle the possibility to acquire the shares necessary to maintain his participation quota through the stock exchange subject to similar conditions. It is thus ensured that, in line with the statutory weighing of interests in section 186 para 3 sentence 4 AktG, the financial and voting interests are reasonably preserved whenever this authorized capital is used with an exclusion of this subscription right, while at the same time opening up further room for manoeuvre by the Company in the interests of all shareholders.

The possibility for the Executive Board to exclude the subscription right with the approval of the Supervisory Board in respect of fractions facilitates the handling of a rights issue if fractions arise because of the issue volume or to present a practicable subscription ratio.

Report on Item 10 of the Agenda (Authorization to Issue Convertible Bonds, Warrant-Linked Bonds, Special Dividend Rights and/or Dividend Bonds)

The Executive Board is currently authorized, by resolution adopted at the Annual General Meeting of 18 May 2004, Item 11 of the Agenda, to issue bonds with conversion or option rights to registered shares in the Company, with the approval of the Supervisory Board once or several times in the time up to 17 May 2009 with a maturity of up to 30 years. The Executive Board has so far not made use of this authorization.

In addition to the classic possibilities of procurement of outside capital and of equity capital, the issue of convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or combinations of these instruments) (together 'bonds') provides the possibility for TUI AG to use attracting financing alternatives on the capital market, depending on the market situation. In particular, the authorization to issue profit-related or profit-oriented instruments such as special dividend rights and dividend bonds extends the existing possibilities of TUI AG to strengthen its financial resources through the issue of so-called hybrid financing instruments and to thereby create the preconditions for the future business development. For this reason, it is proposed to the General Meeting to grant a new authorization to issue convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or combinations of these instruments). The proposed new authorization is intended to achieve both an adjustment to the current market practises and a further flexibilization. On the whole, it is to be possible to issue bonds up to a total nominal amount of € 1,000,000,000.00, granting a subscription right to up to 39,116,600 registered no-par shares in TUI AG.

The issue of convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or combinations of these instruments) makes it possible to raise outside capital on attractive terms. Depending on the bond terms, this capital can be classified both for rating purposes and for balance-sheet purposes as equity or as near-equity resources. The conversion or option premiums which are obtained as well as the equity classification enhance the capital basis of the Company and thus enable it to use attractive financing possibilities. The further possibilities which are envisaged in addition to granting convertible and/or option rights, namely to impose conversion obligations or to combine convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds, extend the range of possibilities regarding the details of these financing instruments. As financing forms have become common the area of the so-called hybrid financing instruments

which have an unlimited term, the authorization sets aside the current limitation of maturity for bonds with conversion or option rights respectively conversion obligations. The authorization gives the Company also the necessary flexibility to place the bonds itself or through participation companies in which it directly or indirectly holds a majority. Bonds can be denominated in euros or in the legal tender of any OECD member state.

To be able to adequately use the spectrum of the possible capital market instruments which represent conversion or option rights respectively conversion obligations, it appears appropriate to maintain the admissible issue volume in the new authorization in the amount of € 1,000,000,000.00 and to fix the conditional capital which serves to fulfil the conversion and option rights at € 100,000,000.00. This ensures that this authorization can be fully made use of. The number of shares which are needed to fulfil conversion and option rights respectively conversion obligations under a bond with a particular issue volume generally depends on the stock exchange price for the TUI share at the time of the issue of the bond. If a sufficient amount of conditional capital is available, the possibility to completely make use of the authorization to issue conversion or option bonds is secured.

In principle, a subscription right must be granted to the shareholders when convertible or warrant-linked bonds, special dividend rights and dividend bonds are issued. If convertible and/or warrant-linked bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion or option right) are to be issued, the Executive Board is to be authorized, by analogous application of section 186 para 3 sentence 4 AktG, to exclude this subscription right with the approval of the Supervisory Board if the issuing price does not fall far short of the market value of the bonds. This can help to enable the Company to benefit on short notice from favourable stock market conditions and to quickly and flexibly place a bond on attractive terms. The stock markets have become far more volatile. Whether the best possible issue result can be achieved will therefore increasingly depend on whether the Company can react quickly to market developments. Favourable and competitive conditions can generally be fixed only if the Company is not bound for an excessively long offering period. To ensure the attractiveness of the conditions and thus the chances of success for the issue during the entire offering period, a significant security mark-down will generally have to be made for a rights issue. Although section 186 para 2 AktG now allows the subscription price to be published (and thus the bond terms for bonds with conversion or option rights) up to the third last day of the subscription period, the volatility of the stock markets even then represents a market risk for several days, resulting in security mark-downs in determining the bond terms, and thus in non-competitive terms. Because of the uncertainty regarding the exercise of a subscription right, an alternative placement with third parties is more difficult or involves greater expense. Finally, if the Company grants a subscription right, the duration of the subscription period prevents it from reacting on short notice to a change of the market situation, which can result to unfavourable conditions for the procurement of capital by the Company.

The shareholders' interests are preserved in that the bonds must not be issued essentially below market value. The market value is to be determined in accordance with the recognized principles of the mathematics of finance. For this, the Executive Board will generally obtain an expert opinion from an experienced investment bank or Audit Company. In fixing the price, the Executive Board will take account of the capital market situation in each case and keep the mark-down from the market value as small as possible. The arithmetic value of a subscription right will thus be practicably zero so that the shareholders cannot sustain any financial disadvantage worth mentioning from the exclusion of the subscription right. Moreover, the shareholders have the possibility to maintain their share of the capital stock of the Company through an acquisition to the stock exchange subject to almost identical terms. Their financial interests are thus preserved in a fair and reasonable manner.

The authorization to exclude the subscription right pursuant to section 186 para 3 sentence 4 AktG applies only to bonds with rights to shares which represent no more than 10% of the capital stock, neither at the time of the entry into force of the authorization nor at the time of its exercise. Own shares sold during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG count for the purposes of this limitations. Furthermore, shares issued during the term of this authorization up to the time at which it is made use of from the authorized capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG also count for the purposes of this limitation.

This attributability is intended to protect the shareholders' interests in the smallest possible dilution of their participation.

If special dividend rights or dividend bonds without a conversion right, option right or conversion obligation are issued, the Executive Board is authorized, with the approval of the Supervisory Board, to entirely exclude the shareholders' subscription right, if these special dividend rights or dividend bonds are debenture-like securities, i.e. no membership rights are granted in the Company, no participation in the liquidation proceeds is granted, and the amount of the yield is not calculated on the basis of the annual profit, the balance-sheet profit or the dividend. In addition, it is necessary for the yield and the issue amount of the special dividend rights or the dividend bonds to be in line with the market conditions for comparable fund raising at the time of the issue. If these preconditions are fulfilled, no disadvantages arise for the shareholders from the exclusion of the subscription right, as the special dividend rights or the dividend bonds grant no membership rights and also no participation in the liquidation proceeds or in the profit of the Company. Although it is possible to provide for the yield to depend on the existence of an annual profit, a balance-sheet profit or a dividend, it would be inadmissible to provide for a higher annual profit, a higher balance-sheet profit or a higher dividend to result in a higher yield. Thus, the issue of the special dividend rights or dividend bonds neither changes nor dilutes the voting right or the shareholders' participation in the Company or its profits. In addition, because of the terms of issue in line with the market situation, which is required by mandatory law in the event of such an exclusion of the subscription right, the subscription right has no value worth mentioning.

Both of the above possibilities to exclude the subscription right give the Company the flexibility to quickly react to favourable market situations, and enable it to flexibly use a low interest level or a favourable demand situation on short notice for an issue. The crucial aspect here is that, as opposed to an issue of bonds with a subscription right, the issuing price can be fixed only directly prior to the placement, avoiding an increase risk of a price change for the duration of a subscription period, and maximizing the issue proceeds in the interests of all shareholders. Moreover, the elimination of the run-up period involved in the subscription right provides further benefits both in respect of the costs for raising the funds and in respect of the placement risk. A placement without a subscription right can reduce the safety margin which is otherwise necessary, likewise the placement risk, and the raising of funds is possible at a lower price for the benefit of the Company and its shareholders.

The Executive Board is also authorized to exempt fractions from the subscription right with the approval of the Supervisory Board. Such fractions can arise from the amount of the issue volume and to present a practicable subscription ratio. In this case, the exclusion of the subscription right facilitates the handling of the capital measure.

Furthermore, the Executive Board is to have the possibility, with the approval of the Supervisory Board, to exclude the shareholders' subscription right in order to grant the holders of conversion or option rights or of bonds involving conversion obligations a subscription right to the extent that they would have such a right after exercising their conversion or option rights or, as the case may be, after the fulfilment of a conversion obligation. This offers the possibility, instead of reducing the option or conversion price, to grant the holders of option or conversion rights already existing at that time a subscription right as dilution protection. It is in line with the market standard to issue bonds with such dilution protection.

Bonds can also be issued for non-cash contributions, provided that is in the interests of the Company. In this case, the Executive Board is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right, provided the value of the non-cash contributions is fair and reasonable in relation to the theoretic market value of the bond to be determined in accordance with the recognized principles of the mathematics of finance. This opens up the possibility to use the bonds in suitable cases also as an acquisition currency, for example in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or planes). For example, the need may well arise in negotiations to offer valuable consideration not by payment of money, but in some other form. The possibility to offer bonds as valuable consideration thus represents an advantage in competition for interesting acquisition targets, and creates the necessary freedom of action to benefit from opportunities to acquire companies, parts of companies, participations or other assets while preserving the available liquidity. This can also make sense in the light of an optimal financing structure.

The Executive Board will in each case carefully examine whether to make use of the authorization to issue convertible bonds and/or warrant-linked bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion obligation) for non-cash contributions with an exclusion of the subscription right. The Executive Board will do so only if this is in the interests of the Company and thus of the shareholders.

The proposed conditional capital serves to service the conversion or option rights issued with the convertible or warrant-linked bonds or special dividend rights or dividend bonds or to fulfil conversion obligations for shares of the Company, provided the bonds were issued for cash contributions. Instead, other forms of performance can also be used.

Conversion or option rights respectively conversion obligations arising from bonds issued for non-cash contributions can on the other hand not be serviced out of the conditional capital. For this, it is necessary either to use own shares or to make an increase in capital for non-cash contributions. For an increase in capital for non-cash contributions, the authorized capital according to the resolution to be adopted under Item 8 of the Agenda is available. As a non-cash contribution, the claim arising from the bond is to be brought in, the determination of its value extending to the question whether the claim is valuable and whether the non-cash contribution was equivalent to the issuing price.

Report on Item 15 of the Agenda (Authorization to Acquire and Use own Shares)

The proposal in Item 15 of the Agenda provides for an authorization to acquire own shares pursuant to section 71 para 1 no. 8 AktG in the amount of up to 10% of the capital stock, limited to a period of 18 months.

TUI AG adopted a resolution at the Annual General Meeting of 11 May 2005 for an authorization to acquire own shares, limited to the time up to 9 November 2006. Because of the expiry of this authorization in the current financial year, this resolution including the authorization is to be annulled with effect from the entry into force of the new authorization to be granted at this Annual General Meeting.

In addition to an acquisition through the stock exchange, the Company is to be given the possibility to acquire own shares through a public purchase offer to be addressed to the shareholders of the Company or through the public invitation to the shareholders to submit an offer for the purchase of shares. The principle of equal treatment set out in the Stock Corporation Act must be observed. In the case of a public invitation to submit an offer, the addressees of the invitation can decide how many shares and – if a price range is fixed – at what price they wish to offer them to the Company. If a public purchase offer is oversubscribed or, in the case of an invitation to submit an offer for the purchase of shares, not all offers among several equivalent offers can be accepted, the shares are to be allocated on a pro rata basis. However, it is to be possible to provide for the preferential acceptance of a small member or of small parts of offers up to a maximum of 100 shares. This possibility serves to avoid fractions in determining the quotas to be acquired as well as small remaining shareholdings, and thus to facilitate the technical handling. The purchase price which is offered or the minimum and maximum value of the purchase price range offered per share (without ancillary acquisition costs) must not exceed or fall short of by more than 10% the average closing price in XETRA trading (or a comparable follow-up system) on the three trading days preceding the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer. If a substantial deviation from the relevant price arises after the publication of a public purchase offer or after the public invitation to submit a sales offer, the average price on the three trading days preceding the public announcement or offer can instead be used. The purchase offer or, as the case may be, the invitation to submit a sales offer can provide for further terms to be applicable.

The own shares which are acquired may be used for all purposes admissible by law, in particular also the following:

The proposed resolution contains the authorization to sell the previously acquired own shares outside the stock exchange for cash payment with an exclusion of the subscription right. A precondition for this is that the shares are sold at a price which does not fall far short of the stock exchange price of shares in the Company with the same features at the time of the

sale. This authorization makes use of the possibility to simplify the exclusion of subscription rights allowed under section 71 para 1 no. 8 AktG and, analogously, section 186 para 3 sentence 4 AktG. The shareholders' interest in dilution protection is taken account of the prohibition of selling the shares for a price which falls far short of the relevant stock exchange price. The final determination of the sales price for the own shares is made just before the sale. The Executive Board will keep a possible mark-down from the stock exchange price as low as possible in accordance with the market conditions prevailing at the time of the placement. The mark-down form the stock exchange price at the time at which the authorization is made use of will in no case exceed 5% of the then current stock exchange price. The authorization applies subject to the proviso that the shares sold with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed – in total – 10% of the capital stock, neither at the time of the entry into force of this authorization nor at the time of its exercise. The exercise of this authorization shall only occur in the way that the border of 10% of the capital stock which is determined by section 186 para 3 sentence 4 AktG must be adhered in total, i.e. by inclusion of the possible exercise of the proposed authorizations under item 9 and 10. The shareholders in principles have the possibility to maintain their participation quota by purchasing TUI shares through the stock exchange. The authorization is in the interests of the Company because it provides a greater degree of flexibility. It makes it possible in particular to issue shares specifically to co-operation partners.

The sale of own shares can, with the approval of the Supervisory Board, also be made for non-cash contributions with an exclusion of the shareholders' subscription right. The Company is thereby enabled to offer own shares directly or indirectly as valuable consideration in connection with mergers or in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or planes). International competition and the globalization of the economy frequently require valuable consideration to be paid in such transactions in the form of shares. The authorization proposed here is intended to give the Company the necessary flexibility to quickly and flexibly benefit both nationally and internationally from opportunities which arise to acquire companies, parts of companies, participations or other assets. For this, the proposed exclusion of the subscription right is necessary. In determining the pricing ratios, the Executive Board will take care that the shareholders' interests are reasonably preserved. The Executive Board will, in determining the value of the shares granted as valuable consideration, orient itself by the stock exchange price for the TUI share. No formalistic orientation by a stock exchange price is intended, especially in order not to jeopardize negotiation results which have been achieved through fluctuations of the stock exchange price.

The authorization also provides for the own shares to be used, with an exclusion of the shareholders' subscription right, to fulfill conversion or subscription rights of holders of warrant-linked bonds or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion duty) issued by the Company or by its group members companies. It may be expedient to entirely or partly use own shares to fulfill the conversion rights instead of new shares from an increase in capital.

The above possibilities can be used not only with respect to shares acquired on the basis of this authorization. Instead, the authorization also comprises shares which were acquired pursuant to section 71d sentence 5 AktG. It is advantageous and provides further flexibility to be able to utilize these own shares in the same way as the shares acquired on the basis of this authorization.

The own shares acquired on the basis of this authorization can, with the approval of the Supervisory Board, be called in by the Company without a new resolution of the General Meeting. In accordance with section 237 para 3 no. 3 AktG, the General Meeting of the Company can resolve upon the redemption of its fully paid-in no-par shares without requiring a reduction of the capital stock of the Company. The proposed authorization expressly provides for this alternative in addition to a redemption with a capital reduction. If own shares are redeemed in without a capital reduction, the arithmetic share of the other no-par shares in the capital stock of the Company automatically increases. The Executive Board is therefore also to be authorized to make any necessary amendments of the Charter with respect to the number of no-par shares which may change through a redemption.

If the authorization is made use of, the Executive Board will report to the next General Meeting.

Participation

II. Participation in the General Meeting

According to section 21 of the Charter, the shareholders of the Company who, on the day of the General Meeting, are entered into the share register of the Company, and who register with their shares for the purpose of attending the General Meeting by the end of the registration period (3 May 2006, midnight), have the right to participate in the General Meeting and to exercise the right to vote at the General Meeting.

Shareholders who are entered into the share register will receive a written invitation from us and can then register

- **in writing at the following address**
  TUI Aktiengesellschaft
  Hauptversammlung 2006
  Aktionärsservice
  69975 Mannheim

- **per telefax under number**
  +49 (0) 180 500 18 52

- **or electronically at the internet address**
  (from 12 April 2006)
  http://www.tui-group.com
  link: 'Annual General Meeting'

Shareholders of TUI AG or their representatives will this year for the first time have the possibility to register electronically through the internet and to order accordingly entry tickets for the General Meeting or to grant power of attorney and give instructions to the voting trustees of the Company. This service will be available from 12 April 2006 under http://www.tui-group.com, item: 'Annual General Meeting'. The shareholder number and the individual access number necessary to access the personal internet service are indicated on the back of the above-mentioned personal letter.

Shareholders whose registration is received by the Company before the end of

3 May 2006

can grant power of attorney and give instructions to the voting trustees of the Company arriving at the address referred above up to

midnight, 9 May 2006,

and change the instructions or revoke the power of attorney. This applies also to powers of attorney and instructions given to the voting trustees of the Company before the end of 3 May 2006.

Entry tickets can be ordered exclusively in the time up to the end of

3 May 2006.

Advice on Voting by Proxy

Shareholders who are entered into the share register and have registered their shares on time have the possibility to have their right to vote at the General Meeting exercised by a credit institution, a shareholders' association, the voting trustees chosen by the Company or – with written power of attorney – any other person of their choice.

If a credit institution is entered into the share register, it can exercise the right to vote for shares not belonging to it only on the basis of authority granted for this by a shareholder.

The shareholders of TUI AG are offered the possibility to have their voting rights exercised at the General Meeting by employees of the Company bound by instructions. The power of attorney and instructions for the voting trustees of the Company can be given in writing by means of the answer form, which is a part of the above mentioned letter, per telefax as well as per Internet by using the above referred addresses/telefax numbers.

The voting trustees are obliged to vote in accordance with instructions given. Without any instructions, the power of attorney is invalid and the voting right will not be exercised. If instructions are not unmistakable, the voting trustees will abstain from voting on the items of the agenda concerned. The same applies in the event of unforeseen motions.

Details and forms for granting power of attorney and given instructions will be made available to our shareholders with sending the invitation.

Advice on Counter-Motions Pursuant to Section 126 Para 1 AktG

Counter-motions regarding proposals by the Executive Board and the Supervisory Board on a particular item on the agenda and nominations for the election of the auditor or the election of a member of the Supervisory Board can be addressed to:

TUI Aktiengesellschaft
Gesamtvorstandssekretariat
Karl-Wiechert-Allee 4
30625 Hanover
Germany

Telefax: +49 (0) 511 5 66-19 96
Email: gegenantraege.hv@tui.com

Motions and nominations for election addressed otherwise will not be taken into consideration for being made accessible pursuant to sections 126, 127 AktG. Motions and nominations for elections made by shareholders which are received by us and have to be made accessible will be published, including the shareholder's name, reasons, and a statement by management, if any, under the internet address

http://www.tui-group.com
link: 'Annual General Meeting'

no later than

midnight, Tuesday, 25 April 2006.

Berlin/Hanover, April 2006

The Executive Board

The German version of the notice of the Annual General Meeting and the agenda is binding.
The English translation is for convenience only.

Service

Our service for you On the following pages you will find detailed maps showing you how to get to the venue by car or public transport as well as the local facilities. Our guidelines for the Annual General Meeting will also answer many questions you may have in the run-up to the event. Also you will find tips for registration and voting per internet.

Directions How to get to the venue

By car

From the north
Exit the motorway A7 at junction Hannover-Kirchhorst, follow the motorway A37/Messeschnellweg. Turn right at the exit Hannover-Kleefeld, turn right again at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße.

From the south
Follow the motorway A7 to Hannover-Süd. Exit the A7 and follow the A37/Messeschnellweg. Turn left at the exit Hannover-Kleefeld, turn right at the first traffic lights into Clausewitzstraße. To the car park: Schackstraße.

Hanover and its surrounding areas

Hannover Congress Centrum
Theodor-Heuss-Platz 1-3
30175 Hanover
Germany



Hamburg/Bremen
Celle
Airport Hannover-Langenhagen
Dortmund
Motorway junction HANNOVER-Kirchhorst
Motorway junction HANNOVER-OST
Motorway junction HANNOVER-BUCHHOLZ
City centre Hanover
Clausewitzstr.
Messe-Schnellweg
Hannover Congress Centrum
Berlin
Exit H.- Kleefeld
Bischofsholer Damm
Bad Nenndorf
B65
Südschnellweg
Seelhorster Kreuz
N
A2
A7
A37
Motorway junction HANNOVER SÜD
Kassel/Frankfurt

From the east
Follow the motorway A2 right across junction Hannover-Ost up to junction Hannover-Buchholz. Exit the A2 and follow the motorway A37/Messeschnellweg. Turn right at the exit Hannover-Kleefeld, turn right again at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße.

From the west
Follow the motorway A2 to the junction Hannover-Buchholz. Exit the A2 and follow the motorway A37/Messeschnellweg. Turn right at the exit Hannover-Kleefeld, turn right at the first traffic lights into Clausewitzstraße.
To the car park: Schackstraße

By public transport

From Hanover main station
take the **bus lines 128 or 134** towards Peiner Straße **directly to Hannover Congress Centrum.** The trip will take approx. 10 minutes.

Or: With the **tram lines**
1 (direction Laatzen)
2 (direction Rethen)
8 (direction Messe/Nord)
10 or **17** (both direction Aegidientorplatz) **to Aegidientorplatz.** Then further on with **line 11** (direction Zoo) **to Hannover Congress Centrum.** The trip will take approx. 13 minutes.

From Hanover airport
take the **S-Bahn S5** to **Hauptbahnhof,** there the **bus lines 128 or 134** towards Peiner Straße **directly to Hannover Congress Centrum.** The trip will take approx. 35 minutes.

If you have any further questions please refer to the directional signs for our **information counter at Hanover main station.**

Schedules are available at www.efa.de

Hanover city


Oststadt
Zoo
HCC
Hannover Congress Centrum
Main station
Opera House
Lines 1, 2, 8, 10, 17
Line 11
Aegidientorplatz
Change here!
Marienstraße
Braunschweiger Platz
The subway travels above ground from here
Hans-Böckler-Allee
Clausewitzstraße
Bult
B1
Messeschnellweg
Südstadt

Die Bahn DB

GVH

Deutsche Bahn (DB) has made the following special offers for TUI AG shareholders travelling to the Annual General Meeting by rail: a second-class return ticket to Hanover for only EUR 69 (first-class: EUR 99) for distances up to 300 km and EUR 109 (first-class: EUR 159) for distances over 300 km. This special offer applies to all DB services, including ICEs. The tickets will be valid from 8 to 12 May 2006.

You can book this special offer now by phoning the hotline + 49 (0)1805 - 31 11 53* (reference: TUI Hauptversammlung).

If you have ordered an admission ticket, you will receive a special ticket with your mail which entitles you to use the **buses and trams in Hanover** free of charge.

* The DB-hotline is open from 8.00 a.m. to 9.00 p.m. (CEST) every day except Sundays. Charge per call: 12 ct/ min on Deutsche Telekom's fixed network.

Hannover Congress Centrum

Hannover Congress Centrum
Niedersachsenhalle/
Eilenriedehalle/Glashalle
Theodor-Heuss-Platz 1-3
30175 Hanover
Germany


← Exit Hannover-Kleefeld
Hans-Böckler-Allee
Hannover Congress Centrum
Clausewitzstraße
Schillstraße
Theodor-Heuss-Platz
Mars-la-Tour-Straße
Zeppelinstraße
Adenauerallee
N
Eilenriedehalle
Glashalle
Detail: Hall map
Niedersachsenhalle
Entrance Niedersachsenhalle
Kuppelsaal
Tram stop

This hall map and further information are also available on our homepage: www.tui-group.com/en/ir

Map of Meeting Halls



Eilenriedehalle
Glashalle
WC
Here you will receive the Annual Report 2005
Speaker registration desk
Supervisory Board
Executive Board
Investor Relations
Information on our share
Rostrum
The AGM will be held in the Eilenriedehalle. The entrance is via the Niedersachsenhalle and the Glashalle. This is where you will obtain information on the TUI Group and culinary specialties from TUI's most popular holiday destinations throughout the entire event.
Application, registration, information, cloakroom
Please be ready to show your admission ticket!
Niedersachsenhalle
Entrance
Your way through the halls

Guidelines for the AGM

Accompanying person
Shareholders are entitled to be accompanied by one additional person even if this person does not have an admission ticket. The accompanying persons will receive a guest card which, however, does not entitle them to put questions or take part in the votes at the AGM.

Admission
The AGM starts at 10.30 a.m. The doors of the Hannover Congress Centrum will be opened at 9:00 a.m. We would recommend you to arrive as early as possible to avoid waiting times at the registration desks.

Annual report
You will receive a copy of the Annual Report 2005 in the glass corridor right in front of the assembly hall (cf. hall map on page 31).

Catering
Snacks are available at any time. The lunch buffet will open at noon. This year it will feature hot and cold specialties from TUI's leading holiday destinations.

Cloakroom
You may leave your coat and any personal belongings or luggage at the cloakroom free of charge.

Information stall
If you have any questions concerning the meeting, please contact the information desk in the lobby (cf. hall map on page 31).

Internet access
Several terminals have been installed in the lobby.

Investor Relations stall
The Investor Relations staff will be glad to deal with any questions you may have concerning the share at a separate desk (cf. hall map on page 31).

Laptops
No power grid connections are available at the seats in the assembly hall. However, you may use your laptop if you want to take notes during the meeting.

Leaving the meeting
In order to be able to keep the attendance figures updated until the final vote, we would request shareholders or shareholder proxies wishing to leave the assembly hall prior to the end of the meeting to either submit their voting card block to the control staff at the exit or prepare and hand in a proxy to a shareholder, shareholder representative or voting trustees of the company present at the meeting by means of a proxy.

Mobile phones
You are free to bring your mobile phone. However, the chairman of the AGM will ask participants to switch their mobiles off at the opening of the AGM.

Participation certificate
Please use the sheet enclosed in the envelope of your voting card block as a confirmation of your participation in the AGM.

Picture and sound recording devices
It is forbidden to take photographs or make video or sound recordings at the AGM. Participants will therefore be checked for picture/video and sound recording devices which will have to be deposited for the duration of the AGM.

Proxy
If you are prevented from attending the AGM, you may have your voting rights exercised by means of a proxy: by your custodian bank if it offers this service, by a voting trustee of the company or a person of your own choice.

Registration
Registration desks have been set up in the lobby. Upon presentation of your admission ticket, you will receive a voting card block which entitles you to raise questions at the AGM and take part in the votes.

Requests for the floor
The speaker registration desk is positioned directly in front of the panel for the members of the Executive Board and Supervisory Board. Sheets to request the floor are available at this desk which may be filled in, preferably before the beginning of the AGM. Once the presentations are concluded and discussion of the individual items of the agenda begins, the names of the speakers will be called out and you can proceed to the rostrum to present your question or comment.

Rostrum
A rostrum with a microphone has been installed next to the panel to make sure that all participants can hear the speakers' presentations.

Vote
At registration you will receive a voting card block. You will find full details on the voting procedure in a separate flyer with the voting card block.

Annual General Meeting online All information on the AGM at one internet site

Would you like to check out the agenda online, order documents from TUI AG, print out the directions or try out a completely new feature: registration or order of admission tickets per internet or use one of the many other options available – you can now do all this on our homepage: www.tui-group.com. Just follow the instructions below:



Visit our homepage at **http://www.tui-group.com/en/ir/agm/agm_2006/sitemap.html** for full details on the Annual General Meeting, including supplementary information not included in our printed invitation, e.g. brief biographies of all the shareholders' representatives nominated for election to the Supervisory Board.



You will find all the information you need to log in on the internet on the **back of your letter of invitation:**

- your **shareholder number** and
- your individual secret **access number**, which you can see upon rubbing off the relevant section.

AGM Online-Service Ordering admission tickets, grant proxy and instructions

Your registration data

Shareholder number: xxxxxxxxxx

Individual access number: [ ] Please rub off here!

Our guide – so that you always know exactly where you are.

Our service offer: The hotline number always at hand, if you need help; print function on all sites.


TUI
Welcome to TUI AG's AGM Online-Service!

Ordering admission tickets:
- If you want to attend in person.
- If you want to bring someone along.
- If you want to send a representative.

Grant proxy and instructions:
You can authorise one of the voting trustees of the Company, who will vote in your place according to your instructions

Extracts of the Annual Report 2005

Management Report → An eventful year. → Growth in core businesses. → Improved earnings in tourism. → Shipping on high level of previous year. → Capital increase successfully issued. → Credit ratings by Standard & Poor's and Moody's assigned.

2005 – An eventful year. Growth in core businesses. Expansion of shipping through acquisition of CP Ships. Capital increase successfully issued.

For the TUI Group, 2005 was a year characterised by growth in its core businesses tourism and shipping, the expansion of its shipping division through the acquisition of CP Ships and the strengthening of its financial position by means of the successful issue of a capital increase and three bonds. This will fundamentally shape the Group's future development.

2005 at a glance

Growth in core businesses

For the TUI Group, 2005 was an overall successful year. The growth in the two core businesses tourism and shipping, which continued the previous year's trend and achieved a further increase in turnover was essential for this assessment. However, in particular in tourism and central operations, earnings did not develop in line with turnover growth due to exceptional factors.

Turnover and earnings in the core businesses

At € 14.1 billion, turnover in the tourism division exceeded the previous year's level by 5.8%, while earnings in the tourism division (EBTA) rose by 2.0% year-on-year to € 360 million. The shipping division generated turnover growth of 42.7% to € 3.8 billion; adjusted for the consolidated turnover of CP Ships, it rose by 19.9% to € 3.2 billion. At € 279 million, earnings in shipping (EBTA) almost matched the previous year's record levels. Both divisions thus outperformed the turnover budgets set up by the Executive Board for the 2005 financial year. This also applied to earnings by shipping, while earnings in tourism fell short of expectations for a number of exceptional factors.

Turnover and earnings by divisions

At € 19.6 billion turnover by divisions, which comprised the core businesses tourism and shipping but also central operations and the discontinuing operations exceeded the previous year's level by 8.7%. Earnings by divisions (EBTA) totalled € 633 million, a decline of 6.9% year-on-year due to exceptional factors.

Successful takeover bid for CP Ships

The decision to expand the shipping division by the acquisition of the Canadian shipping company CP Ships was an important step for the future development of the TUI Group. Following intense preparations, TUI AG announced on 21 August 2005 its intention to take over CP Ships Ltd. by means of a cash offer to the shareholders. The offer price was US dollar 21.50 per share and valued CP Ships' shares at a total amount of € 1.7 billion (US dollar 2.0 billion). It comprised a premium of 24.9% on the weighted average closing price of CP Ships' shares of the last three months prior to the submission of the bid and a premium of 9.7% on the closing

price of 19 August 2005, the last trading day before the offer was announced. In accordance with a support agreement between the two companies, the Board of Directors of CP Ships unanimously recommended acceptance of TUI's bid to the shareholders of its company.

The offer documents were sent to the shareholders on 1 September 2005 and the term for acceptance was extended to 18 October 2005 on 7 October 2005 for reasons related to regulatory approvals. When the acceptance period expired, shareholders holding a total of 89.1% of the outstanding CP Ships shares had accepted the offer. 83,972,849 shares or 89.0% had been deposited in line with legal requirements and were taken up on 20 October 2005. In a further step, the CP Ships' shareholders meeting of 14 December 2005 approved the merger of CP Ships with Ship Acquisition Inc., an indirect wholly-owned subsidiary of TUI AG founded for the acquisition. Upon satisfaction of all necessary legal requirements for the merger on 20 December 2005, TUI completed the total takeover of CP Ships.

Capital increase successfully issued
The acquisition of CP Ships was partly financed by a rights offering, published on 1 September 2005 and offering TUI shareholders 71,502,616 new shares at a rate of five-for-two. For every five old shares held, shareholders were entitled to subscribe to two new shares with dividend entitlement for the entire 2005 financial year. The subscription price was € 14.20 per share. Following the expiry of the two-week subscription period, around 99.5% of the subscription rights had been exercised; the non-exercised subscription rights were placed in the market in due course by a banking consortium that had undertaken to completely underwrite the capital increase. TUI AG thus generated proceeds from the issue before deduction of costs of around € 1 billion.

Ratings by Standard & Poor's and Moody's assigned
At the end of October 2005, the rating agencies Standard & Poor's and Moody's, commissioned by TUI, published their ratings for TUI AG and the bonds issued by TUI AG in 2004. Standard & Poor's long-term corporate rating was 'BB+, outlook positive', while that of Moody's was 'Ba2, outlook stable'. TUI AG's bonds were rated 'BB' by Standard & Poor's and 'Ba2' by Moody's. Due to the assignment of the ratings, an increase in the coupons for the 2004 bonds was avoided and a solid foundation for the issue of the 2005 bonds was laid.

€ 1.3 billion refinanced by means of three bonds
Following a roadshow in Europe and Asia, TUI AG successfully issued three bonds totalling € 1.3 billion in the capital market. TUI met the extraordinarily strong demand by increasing the originally planned bond volume by € 0.3 billion. The bonds were Senior Fixed Rate Notes of € 450 million, Senior Floating Rate Notes of € 550 million and a subordinated hybrid bond of € 300 million. The proceeds were used in order to refinance a bridge financing facility taken up in connection with the acquisition of CP Ships, redeem liabilities of CP Ships and refinance Group liabilities with new, longer-term maturities.

Results of operations

Several revised or newly issued financial reporting standards of the IASB were applicable as binding standards in preparing the consolidated financial statements for 2005 (cf. notes: Accounting principles). This mainly impacted the structure of the profit and loss statement and the balance sheet as well as the recognition or measurement of individual items in the profit and loss statement and the balance sheet.

For comments on the development of turnover and earnings by divisions, the segments were structured into continuing and discontinuing operations; the operational results from divestments were adjusted respectively and also presented under discontinuing operations. Due to changes in the internal reporting structure, the airlines Hapag-Lloyd Express (HLX) and Thomsonfly, previously shown under central operations, were allocated to the tourism division.

In order to ensure the comparability of the reported figures, the previous year's figures were restated accordingly, as far as required by IFRS, explanatory information on the changes was provided wherever necessary in order to enhance understanding, and a reconciliation table was drawn up for the profit and loss statement.

Assessment of the results of operations

Turnover and earnings by divisions

The business development in the core businesses tourism and shipping was positive overall. Tourism benefited from the sustained recovery of travel markets in Europe; however, its contribution to Group earnings only rose by 2.0%, due to exceptional effects in France. Shipping (excluding CP Ships) managed to slightly exceed the previous year's high level of earnings. Due to the short consolidation period and effects arising on first-time consolidation, the amount contributed to earnings by CP Ships was only minor. Being part of the discontinuing operations, the trading sector, as expected, could not repeat its exceptionally high result of the previous year, which had been boosted by special economic development in the US steel trade. As far as the business development is concerned, the 2005 financial year was a successful year for the Group's core businesses. In shipping, earnings met expectations of the Executive Board, whilst in tourism they were behind expectations due to exceptional factors.

Turnover by divisions

€ million	2005	2004	Var. %
Tourism	14,096.5	13,318.9	+ 5.8
Central Europe	5,749.6	5,384.5	+ 6.8
Northern Europe	4,809.2	4,674.6	+ 2.9
Western Europe	2,753.7	2,505.2	+ 9.9
Destinations	532.5	508.2	+ 4.8
Other tourism	251.5	246.4	+ 2.1
Shipping	3,834.2	2,686.7	+ 42.7
Hapag-Lloyd	3,222.2	2,686.7	+ 19.9
CP Ships	612.0	–	n. m.
Central operations	269.6	283.6	- 4.9
Continuing operations	18,200.3	16,289.2	+ 11.7
Trading	1,002.9	971.5	+ 3.2
Special logistics	415.4	785.5	- 47.1
Discontinuing operations	1,418.3	1,757.0	- 19.3
Turnover by divisions	19,618.6	18,046.2	+ 8.7

Continuing operations

In accordance with IFRS 5, Group turnover comprised the turnover of the TUI Group's continuing operations, tourism, shipping and central operations, and also includes turnover with discontinuing operations. Turnover of continuing operations with third parties in the 2005 financial year rose by 11.7% to € 18.2 billion. Adjusted for the turnover generated by CP Ships, included in the consolidated financial statements for the period from 25 October 2005, the date of acquisition, until 31 December 2005, turnover of the continuing operations totalled € 17.6 billion, up 8.0% year-on-year.

At € 14.1 billion, turnover in the tourism division increased by 5.8%. Turnover achieved in Germany and the UK was considerably higher than in the previous year, with the Netherlands also reporting relatively strong growth. Turnover in shipping was up 42.7% to € 3.8 billion; this was attributable to the growth in turnover of Hapag-Lloyd Container Linie by 19.9% to € 3.2 billion and to CP Ships, included in consolidation for the first time, accounting for € 0.6 billion.

Discontinuing operations

The discontinuing operations trading and special logistics reported total turnover of € 1.4 billion in the 2005 financial year, 19.3% less than in the previous year. While turnover in the trading sector rose by 3.2% to € 1.0 billion, special logistics reported a substantial decline, mainly resulting from the divestments made in this sector in the previous year.

Turnover by divisions

Total turnover of the TUI Group's divisions with third parties in the 2005 financial year stood at € 19.6 billion, up 8.7% year-on-year. Growth in the continuing operations more than offset the declines in the discontinuing operations. Tourism accounted for 71.9% of turnover by divisions, with shipping accounting for 19.5% and central operations for 1.4%. The discontinuing operations trading and special logistics contributed 7.2%.

Earnings by divisions

€ million	2005	2004	Var. %
Tourism	360.0	352.9	+ 2.0
Central Europe	82.5	61.9	+ 33.3
Northern Europe	109.2	77.8	+ 40.4
Western Europe	- 9.6	39.5	n. m.
Destinations	169.3	143.6	+ 17.9
Other tourism	8.6	30.1	- 71.4
Shipping	278.5	279.6	- 0.4
Hapag-Lloyd	281.0	279.6	+ 0.5
CP Ships	- 2.5	–	–
Central operations	- 253.0	- 211.9	- 19.4
Continuing operations	385.5	420.6	- 8.3
Trading	62.8	81.2	- 22.7
Special logistics	150.5	156.7	- 4.0
Divestments	34.0	21.5	+ 58.1
Discontinuing operations	247.3	259.4	- 4.7
Earnings by divisions (EBTA)	632.8	680.0	- 6.9

Continuing operations

Earnings by the continuing operations tourism and shipping as well as central operations (before income taxes and amortisation of goodwill) decreased by 8.3% to € 386 million in the 2005 financial year. At € 360 million, tourism accounted for the largest proportion, increasing its earnings by 2.0% year-on-year. Shipping contributed a total of € 279 million to earnings by continuing operations. At € 281 million, earnings of Hapag-Lloyd were up 0.5% on the previous year's figure. Earnings contribution of CP Ships was € - 2 million. A negative impact on earnings by continuing operations was caused by the development of earnings in central operations closing at € - 253 million, which was down by 19.4% year-on-year.

Discontinuing operations

In the 2005 financial year, earnings by the discontinuing operations trading and special logistics as well as divestments (before income taxes and amortisation of goodwill) dropped to a total of € 247 million. One reason was the earnings contribution of the trading sector, which was reduced by 22.7% to € 63 million. Trading business continued to perform well but could not repeat the high earnings of the previous year which had been boosted by extraordinary market conditions. Another reason was the high income from divestments in special logistics achieved in the previous year. In this year, the key items apart from the profit from ordinary activities of the special logistics sector were the unusual income from the divestment of rail logistics and subsequent income from the settlement of the divestment of the former energy sector of which the aggregate amount was slightly higher than in the previous year.

Earnings by divisions (EBTA)

Overall, the TUI Group reported earnings by divisions (before taxes on income and amortisation of goodwill) of € 633 million in the 2005 financial year, a decrease of 6.9% year-on-year.

Adjusted earnings

Earnings by divisions for the 2005 financial year, adjusted for unusual expenses and income from discontinuing operations as well as the effects from revaluation of conversion rights under the convertible bond issued in 2003, required in accordance with IAS 39 in combination with IAS 32, was € 486 million, down by 8.7% on the previous year.

In the 2005 financial year, unusual income was generated from the divestment of rail logistics, totalling € + 108 million. A further € + 34 million had to be recognised as unusual income, which resulted from the settlement of the divestment of the former energy sector. Income of € 7 million was adjusted in connection with the divestment of the US steel service companies. The revaluation of conversion rights created expenses of € 2 million, which was also included in the adjustment.

Adjusted earnings by divisions

€ million	2005	2004	Var. %
Earnings by divisions (EBTA)	632.8	680.0	- 6.9
Unusual expenses and income	149.3	132.3	+ 12.8
Revaluation of conversion rights	- 7.2	+ 15.9	n. m.
Adjusted EBTA	485.7	531.8	- 8.7

Development of Group earnings

Impact of newly adopted IFRS standards

The first-time application of the newly adopted accounting standard IFRS 5 had a significant impact on the structure and contents of the items of the consolidated profit and loss statement. The main new feature is that operating income and expenses after income tax from activities to be defined as discontinuing operations according to the standard have been summarised into one item, i.e. 'Result from discontinuing operations'. This item also includes the effects of the removal of companies from consolidation and of measurement at fair value less disposal costs. The effects of accounting standards applicable for the first time are outlined in detail in the section 'Accounting principles' in the notes on the consolidated financial statements. The previous year's figures were restated in line with the new regulations, if required by IFRS.

The development of the items of the consolidated profit and loss statement and of earnings before taxes on income was primarily determined by the business development in the core businesses tourism and shipping. Other factors impacting the development were changes due to the first-time consolidation of CP Ships and the financing measures initiated in the course of the acquisition of CP Ships as well as the refinancing of financial liabilities.

Consolidated profit and loss statement

€ million	2005	2004	Var. %
Turnover	18,201.3	16,293.3	+ 11.7
Other income	602.5	655.0	- 8.0
Changes in inventories and other own work capitalised	- 3.2	+ 12.0	n. m.
Cost of materials and purchased services	12,900.3	11,216.6	+ 15.0
Personnel costs	2,304.2	2,198.3	+ 4.8
Depreciation and amortisation	505.1	438.5	+ 15.2
Impairment of fixed assets	18.3	4.0	n. m.
Other expenses	2,489.4	2,513.1	- 0.9
Financial income	185.0	161.7	+ 14.4
Financial expenses	421.9	370.6	+ 13.8
Result from companies measured at equity	39.1	39.7	- 1.5
Earnings before taxes on income	385.5	420.6	- 8.3
Income tax	86.9	55.4	+ 56.9
Result from continuing operations	298.6	365.2	- 18.2
Result from discontinuing operations	196.2	206.8	- 5.1
Group profit for the year	494.8	572.0	- 13.5
- Attributable to shareholders of TUI AG	456.7	528.2	- 13.5
- Minority interests	38.1	43.8	- 13.0

Net assets of the Group

The Group's balance sheet total grew by 23.9% to € 15.3 billion. This was mainly due to the changes in the group of consolidated companies. 84 companies were added to consolidation, with the additions due to the acquisition of CP Ships having the strongest impact on net assets. 43 companies were removed from consolidation, mainly in connection with the divestment of VTG's rail and tank container business and the restructuring of the business in UK. The acquisitions and the divestment also impacted the off-balance-sheet arrangements carried under other financial liabilities.

Development of the Group's asset structure

€ million	31 Dec 2005	31 Dec 2004	Var. %
Fixed assets	11,321.5	9,317.2	+ 21.5
Non-current receivables	543.3	554.0	- 1.9
Non-current assets	11,864.8	9,871.2	+ 20.2
Inventories	150.4	357.1	- 57.9
Current receivables	1,999.3	1,661.0	+ 20.4
Cash and cash equivalents	599.2	481.1	+ 24.5
Assets held for sale	714.7	–	–
Current assets	3,463.6	2,499.2	+ 38.6
Assets	15,328.4	12,370.4	+ 23.9
Equity	4,375.2	2,659.8	+ 64.5
Liabilities	10,953.2	9,710.6	+ 12.8
Total liabilities	15,328.4	12,370.4	+ 23.9

Vertical structures

Structural ratios

Non-current assets accounted for 77.4% of total assets, compared with 79.8% in the previous year. Fixed assets totalled 79.8% of non-current assets; amongst others they rose due to the acquisition of CP Ships by 21.5% to € 11,322 million. Since current assets also rose, the capitalisation ratio (ratio of fixed assets to total assets) stood at 73.9% and thus hardly changed on the previous year's level of 75.3%.

Current assets accounted for 22.6% of total assets, compared with 20.2% in the previous year. The Group's liquid funds were managed with a view to matching current financial requirements and optimising interest structures. At the balance sheet date, they totalled € 599 million and were thus 24.5% up year-on-year. Liquid funds accounted for 3.9% of total assets, the same as last year. Apart from the liquid funds, TUI had a cash reserve of € 2.5 billion, comprised of a syndicated credit line of a banking consortium and bilateral credit lines with banks.

Horizontal structures

At the balance sheet date, 36.9% of non-current assets were covered by equity, compared with 26.9% in 2004. 38.6% of fixed assets were covered by equity, following 28.5% in the previous year. Equity plus non-current financial liabilities covered 67.0% of fixed assets, compared with 64.3% in 2004.

Financial position of the Group

Development of the Group's capital structure

€ million	31 Dec 2005	31 Dec 2004	Var. %
Non-current assets	11,864.8	9,871.2	+ 20.2
Current assets	3,463.6	2,499.2	+ 38.6
Assets	**15,328.4**	**12,370.4**	**+ 23.9**
Subscribed capital	641.0	457.0	+ 40.3
Reserves	3,177.2	1,966.4	+ 61.6
Hybrid capital	294.8	–	–
Minority interests	262.2	236.4	+ 10.9
Equity	**4,375.2**	**2,659.8**	**+ 64.5**
Non-current provisions	1,956.1	1,674.0	+ 16.9
Current provisions	620.6	658.6	- 5.8
Provisions	**2,576.7**	**2,332.6**	**+ 10.5**
Non-current financial liabilities	3,213.9	3,328.8	- 3.5
Current financial liabilities	1,144.3	402.9	+ 184.0
Financial liabilities	**4,358.2**	**3,731.7**	**+ 16.8**
Non-current other liabilities	71.5	150.1	- 52.4
Current other liabilities	3,946.8	3,496.2	+ 12.9
Other liabilities	**4,018.3**	**3,646.3**	**+ 10.2**
Liabilities	**15,328.4**	**12,370.4**	**+ 23.9**

Capital structures

The acquisition of CP Ships and the associated capital measures also had an impact on the TUI Group's capital structures. Overall, non-current capital rose in absolute terms by 23.1% to € 9,617 million, in relation to the balance sheet total it declined by 0.5 percentage points to 62.7%. The equity ratio rose to 28.5%, up from 21.5% in 2004. Equity and non-current financial liabilities accounted for 49.5% of the balance sheet total at the balance sheet date. The gearing, i.e. the ratio of financial liabilities to equity, improved to 99.6%, following 140.3% in the previous year.

Liquidity analysis

In the 2005 financial year, the TUI Group's solvency was secured at any time by cash inflows from operating activities, bilateral and syndicated credit arrangements with banks and a bridge loan facility with a consortium of banks arranged in connection with the takeover bid for CP Ships.

Capital resources

In December 2005, TUI AG concluded an agreement on a syndicated credit line (multicurrency revolving credit facility) totalling € 1.75 billion. It had a maturity of three years with the option of two extensions for one year each. In addition, the Group had bilateral credit lines with banks totalling € 1.2 billion. At the balance sheet date, a total of € 0.5 billion of the credit lines had been taken up. The capital resources of TUI thus totalled € 2.5 billion. In addition cash and cash equivalents of € 0.6 billion were available at the balance sheet date.

Summary cash flow statement

€ million	2005	2004	Var. %
Net cash inflow from operating activities	+ 964.6	+ 963.5	+ 0.1
Net cash outflow from investing activities	- 2,152.8	- 16.1	n. m.
Net cash inflow/outflow from financing activities	+ 1,306.5	- 813.0	n. m.
Change in cash and cash equivalents	**+ 118.3**	**+ 134.4**	**- 12.0**

Net cash inflow from operating activities

The net cash inflow from operating activities of € 965 million resulted from Group earnings, which reached € 1,121 million, adjusted for depreciation and amortisation, interest expenses and gains on the disposal of fixed assets. The major contribution came from the operating results in the core businesses tourism and shipping. A further positive effect was attributable to the reduction of inventories in the US steel service companies and the increase in provisions.

Net cash outflow from investing activities

The net cash outflow from investing activities totalled € 2,153 million. Cash outflows of € 2,994 million primarily resulted from the acquisition of CP Ships and the year-on-year increase in the investment volume in tourism and shipping, including advance payments made for the purchase of aircraft. Cash inflows mainly resulted from the disposal of property, plant and equipment totalling € 345 million and of consolidated companies and financial assets totalling € 496 million, in particular the divestment of VTG's rail logistics activities.

Net cash inflow from financing activities

The net cash inflow from financing activities amounted to € 1,306 million. Major items were the cash inflow from the capital increase in September 2005 totalling € 1,281 million, the issue of three bonds in December 2005 and the increase of financial liabilities totalling € 2,087 million. Dividend and interest payments caused a total cash outflow of € 467 million, up 23.8% on the previous year. The redemption of bonds and financial debt resulted in payments of € 1,595 million, down 31.7% on the previous year.

Development of cash and cash equivalents

€ million	2005	2004	Var. %
Cash and cash equivalents at the beginning of the period	481.1	348.5	+ 38.0
Changes due to changes in consolidation	- 2.0	+ 3.5	n. m.
Changes due to changes in exchange rates	+ 10.1	- 5.3	n. m.
Cash changes	+ 118.3	+ 134.4	- 12.0
Cash and cash equivalents at the end of the period	**607.5**	**481.1**	**+ 26.3**

Financial position of TUI AG (abbreviated)

The annual financial statements of TUI AG for the 2005 financial year were prepared in accordance with the provisions of the German Commercial Code and were audited by the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. They were published in the Federal Gazette and deposited at the commercial registers of the district courts of Berlin-Charlottenburg, HRB 321, and Hanover, HRB 6580. They have been made permanently available on the internet at www.tui-group.com and may be requested in print from TUI AG.

Abbreviated balance sheet of TUI AG (according to HGB)

€ million	31 Dec 2005	31 Dec 2004	Var. %
Property, plant and equipment	563.2	578.2	- 2.6
Financial assets	6,842.2	6,395.0	+ 7.0
Fixed assets	7,405.4	6,973.2	+ 6.2
Receivables	3,040.2	898.2	+ 238.5
Cash and cash equivalents	3.0	45.2	- 93.4
Current assets	3,043.2	943.4	+ 222.6
Prepaid expenses	7.3	2.3	+ 217.4
Assets	10,455.9	7,918.9	+ 32.0
Equity	3,702.8	2,429.6	+ 52.4
Special non-taxed item	43.8	48.1	- 8.9
Provisions	947.9	1,007.9	- 6.0
Liabilities	5,754.3	4,431.0	+ 29.9
Deferred income	7.1	2.3	+ 208.7
Liabilities	10,455.9	7,918.9	+ 32.0

Profit and loss statement of TUI AG

€ million	2005	2004	Var. %
Turnover	166.8	119.8	+ 39.2
Other operating income	730.1	694.4	+ 5.1
Cost of materials	110.5	78.3	+ 41.1
Personnel costs	121.6	72.0	+ 68.9
Depreciation and amortisation	98.1	110.0	- 10.8
Other operating expenses	718.1	670.9	+ 7.0
Net income from investments	2,433.2	620.4	n. m.
Write-downs of financial assets	1,708.4	200.0	n. m.
Interest result	- 192.8	- 166.8	- 15.6
Profit on ordinary activities	380.6	136.6	+ 178.6
Taxes	- 9.7	- 1.0	n. m.
Net profit for the year	390.3	137.6	+ 183.6

Net profit for the year and profit appropriation

For the 2005 financial year, TUI AG posted a net profit for the year of € 390.3 million. Taking account of the profit brought forward of € 0.3 million and the transfer of € 195.1 million to revenue reserves, net profit available for distribution amounted to € 195.5 million. This is available for distribution of a dividend of € 0.77 cents per no-par value share. At 250,732,575 shares entitled for dividend, distribution will amount to € 193.1 million, with € 2.4 million remaining to be carried forward.

Report on subsequent events

Business travel activities

On 3 January 2006, TUI AG sold its business travel activities, pooled under the wholly-owned subsidiary TQ3 Travel Solutions Management Holding GmbH, to the Dutch BCD Holdings N.V. The business travel market is currently undergoing a global consolidation process. Against this background, TUI seized the opportunity to sell its business travel operations, which is not part of its core business in tourism, to a specialist provider operating on a worldwide scale. The transaction volume was around € 0.3 billion, including TQ3's financial liabilities taken over by the buyer.

In the 2005 financial year, the business travel activities contributed € 0.3 billion to Group turnover. This amount was shown under Other tourism in the segment report. Earnings before taxes on income and amortisation of goodwill (EBTA) totalled € 6 million.

US steel service companies

On 14 February 2006 TUI AG divested its indirect 100% stake in the US steel service companies of the PNA Group. The divestment was part of the divestment programme and completed the scheduled concentration of the TUI Group on the two core businesses tourism and shipping. Including the companies' financial liabilities, taken over by the buyer, the transaction volume was around € 0.3 billion.

The US steel service companies, being part of the trading sector, were classified as discontinuing operations in line with IFRS 5. In the 2005 financial year, their turnover of € 1.0 billion was therefore not included in Group turnover. It was only shown separately in the segment report, as were earnings before taxes on income and amortisation of goodwill (EBTA) which totalled € 63 million. Earnings after tax of the US steel service companies totalling € 33 million were included in the consolidated profit and loss statement and shown under 'Result from the discontinuance of operations'.

Report on expected developments

General development

Macroeconomic situation

In 2005, the world economy continued to grow despite an increase in energy and commodity prices. Following a slow start, the economy gained momentum in the second half of the year. For 2006 and 2007, economists expect the growth of the world economy to continue at virtually the same pace. The experts expect the crude oil price to stabilise at the average level of 2004, resulting in a reduction of the adverse effects caused by its strong increase. The exchange rate of the US dollar against the euro is expected to only fluctuate within a narrow bandwidth around the average rate of 2004. Monetary stimuli for the economy will weaken; nevertheless a restrictive monetary policy is not expected despite further increases in interest rates. Overall, the preconditions for sustained economic expansion over the next two years are assessed as favourable.

Tourism

Turnover

Based on the expected volume growth, turnover in the tourism division will also rise. Innovative products in the package tour market and the expansion of offerings of higher-quality specialist tours are to contribute to an increase in average prices and an improvement in margins. Based on turnover in the 2005 financial year, of about € 14 billion, turnover growth of up to € 15 billion is targeted for the 2006 financial year. Here, too, the Central Europe sector is expected to grow above average, while the Northern and Western Europe sectors will not grow as strongly, according to their volume growth.

Earnings

The earnings (earnings before interest, taxes on income and amortisation of goodwill (EBITA)) of the individual sectors of the tourism division will develop differently. In the Central Europe sector, measures to improve production workflows and product innovation will be reflected by a significant improvement in earnings. In the Northern Europe sector, the restructuring programmes implemented in 2004 will have a positive impact on earnings. In the Nordic countries it is possible that 2004 earnings will not be reproduced due to the high fuel costs. The Western Europe sectors is planning a positive profit contribution, in particular by means of improved performance in France. The destinations sector is also expected to achieve an increase in earnings attributable to the incoming agencies as well as the hotel companies.

Shipping

Turnover

Against the background of the expected development of transport volumes and average freight rates, but in particular due to the integration of CP Ships, the shipping division will achieve a substantial increase in turnover. Based on turnover in the 2005 financial year of € 3.8 billion, an increase to more than € 7 billion will be possible in the 2006 financial year.

Earnings

The earnings of the shipping division in the 2006 financial year (earnings before interest, taxes on income and amortisation of goodwill (EBITA)) will be significantly impacted by the integration of CP Ships into Hapag-Lloyd Container Linie, which is expected to be completed by 2007. Earnings from current business activities will be positively affected due to the first-time consolidation of CP Ships for a full year, although Hapag-Lloyd Container Linie and CP Ships individually will probably not be able to repeat their high earnings levels posted in 2004. This assumption is based on the persistently high level of bunker costs and short-term charter rates. The integration process will entail costs expected to total around € 100 million which will predominantly arise in the 2006 financial year. In the course of the integration process, synergy effects are expected to be realised, above all from efficiency increases and cost reductions. These effects are expected to have a significant positive impact on earnings as early as in 2007 and to result in earnings improvements of around € 180 million after the completion of the integration process in 2008.

TUI Group

Consolidated turnover will rise based on the expected increase in turnover in tourism and shipping from about € 18 billion to approximately € 22 billion. In the 2006 financial year, Group profit for the year is expected to be lower than in the previous year because interest expenses will rise due to the longer-term maturities of financial liabilities and the loss of the operating result of the discontinuing operations.

Expected overall development

Overall, the macroeconomic environment is considered to be favourable for the TUI Group's activities in the 2006 financial year. This will create opportunities for further growth and potential to increase earnings. Both in tourism but also in container shipping, TUI offers its customers attractive products and services and occupies leading market positions. The financing of the TUI Group is appropriate, entailing a solid cash reserve. Taken together, this forms a healthy basis for taking advantage of the growth and earnings potential in the 2006 financial year and beyond.

Forward-looking statements

The annual report, in particular the report on expected developments included in the management report, includes various forecasts and expectations as well as statements relating to the future development of the TUI Group and TUI AG. These statements are based on assumptions and estimates and may entail known and unknown risks and uncertainties. Actual development and results as well as the financial and asset situation may therefore differ substantially from the expectations and assumptions made. This may be due to market fluctuations, the development of world market prices for commodities, of financial markets and exchange rates, amendments to national and international legislation and provisions or fundamental changes in the economic and political environment. TUI does not intend to and does not undertake an obligation to update or revise any forward-looking statements to adapt them to events or developments after the publication of this annual report.

Supervisory Board

Members of the Supervisory Board

Dr. Jürgen Krumnow
Chairman
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Jan Kahmann
Deputy Chairman
Member of the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Jella Susanne Benner-Heinacher
Solicitor
Managing Director of Deutsche
Schutzvereinigung für Wertpapierbesitz e.V.
Düsseldorf

Dr. Norbert Emmerich
Member of the Executive Board
of WestLB AG
Düsseldorf
(until 26 January 2005)

Dr. Thomas Fischer
Chairman of the Executive Board
of WestLB AG
Düsseldorf
(until 26 January 2005)

Uwe Klein
Clerk
Hamburg

Fritz Kollorz
ex. Member of the Executive Board of the
Mining, Chemical and Energy Industrial Union
Hanover

Christian Kuhn
Travel agent
Hanover

Dr. Dietmar Kuhnt
ex. Chairman of the Executive Board
of RWE AG
Essen

Dr. Klaus Liesen
Honorary Chairman of the
Supervisory Board of E.ON Ruhrgas AG
Essen

Roberto López Abad
Chief Executive of Caja de Ahorros
del Mediterráneo
Alicante
(since 14 February 2005)

Dr. h.c. Abel Matutes Juan
Chairman of Fiesta
Hotels & Resorts
Ibiza
(since 14 February 2005)

Petra Oechtering
Travel agent
Cologne

Carmen Riu Güell
Entrepreneur
Playa de Palma
(since 14 February 2005)

Hans-Dieter Rüster
Aircraft engineer
Langenhagen

Marina Schmidt
Travel agent
Hamburg

Dr. Manfred Schneider
Chairman of the Supervisory Board
of Bayer AG
Leverkusen

Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board
of ThyssenKrupp AG
Düsseldorf

Hartmut Schulz
Movement Controller
Langenhagen

Ilona Schulz-Müller
Representative for equality
in the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Olaf Seifert
Head of the Group Controlling Department
of TUI AG
Hanover

Dr. Bernd W. Voss
Member of the Supervisory Board
of Dresdner Bank AG
Frankfurt/Main
(until 1 February 2005)

Dr. Franz Vranitzky
Chancellor (retd.) of the Republic of Austria
Vienna

as of 28 February 2006

Committees of the Supervisory Board

Presiding Committee

Dr. Jürgen Krumnow
Chairman
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Dr. Thomas Fischer
Chairman of the Executive Board
of WestLB AG
Düsseldorf
(until 26 January 2005)

Jan Kahmann
Member of the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Uwe Klein
Clerk
Hamburg

Dr. Klaus Liesen
Honorary Chairman of the
Supervisory Board of E.ON Ruhrgas AG
Essen

Carmen Riu Güell
Entrepreneur
Playa de Palma
(since 22 March 2005)

Hartmut Schulz
Movement Controller
Langenhagen

Audit Committee

Dr. Dietmar Kuhnt
Chairman
ex. Chairman of the Executive Board
of RWE AG
Essen

Dr. Jürgen Krumnow
ex. Member of the Executive Board
of Deutsche Bank AG
Frankfurt/Main

Uwe Klein
Clerk
Hamburg

Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board
of ThyssenKrupp AG
Düsseldorf

Ilona Schulz-Müller
Representative for equality
in the Federal Executive Board
of ver.di – Vereinte Dienstleistungs-
gewerkschaft
Berlin

Olaf Seifert
Head of the Group Controlling Department
of TUI AG
Hanover

as of 28 February 2006

Other board memberships of the Supervisory Board*)

Dr. Jürgen Krumnow
(Chairman)
a) Deutsche Bahn AG
Hapag-Lloyd AG
Lenze Holding AG[2]
b) Peek & Cloppenburg KG

Jan Kahmann
(Deputy Chairman)
a) Eurogate Beteiligungs-GmbH[2]

Jella Susanne Benner-Heinacher
a) A.S. Création AG
K+S AG

Dr. Norbert Emmerich
a) Hüttenwerke Krupp Mannesmann GmbH
rfb AG[2]
RW Holding AG
b) Aurelis Management GmbH[1]
Deutsche Anlagen-Leasing GmbH[1]
Handelshochschule Leipzig gGmbH
VkA Verband der kommunalen RWE-Aktionäre GmbH
Westdeutsche ImmobilienBank[1]
WestLB International S.A.

Dr. Thomas Fischer
a) Audi AG
AXA Konzern AG
Deutscher Sparkassen Verlag GmbH
Hapag-Lloyd AG
HSH Nordbank AG
RWE AG[2]
b) Amvescap Plc
DekaBank Deutsche Girozentrale
Kreditanstalt für Wiederaufbau (KfW)
WestLB Akademie Schloss Krickenbeck GmbH[1]

Uwe Klein
a) Hapag-Lloyd AG

Fritz Kollorz
a) DSK Anthrazit Ibbenburen GmbH[2]
RAG AG[1]
STEAG AG[2]
Vattenfall Europe AG[2]
Vattenfall Europe Generation Verwaltungs-AG[2]

Christian Kuhn
a) TUI Deutschland GmbH[2]

Dr. Dietmar Kuhnt
a) Allianz Versicherungs-AG
Dresdner Bank AG
GEA Group AG
Hapag-Lloyd AG
Hochtief AG
RWE AG

Dr. Klaus Liesen
a) E.ON AG
Volkswagen AG

Roberto López Abad
b) Banco Inversis Net, S.A.[2]
CAM AEGON Holding Financiero S.L.[1]
CAMGE Financiera, E.F.C. S.A.[1]
CAMGE Holdco, S.L.[1]
EBN Banca De Negocios, S.A.
Gestión Tributaria Territorial, S.A.[1]
Inversis Networks, S.A.
Lico Corporación, S.A.[2]
Lico Leasing S.A. E.F.C.[1]
Mediterráneo Vida, S.A. De Seguros Y Reaseguros, Sociedad Unipersonal[1]

Dr. h.c. Abel Matutes Juan
b) Assicurazioni Internazionali di Previdenza S.P.A.[2]
Banco Santander Central Hispano (BSCH)
Fomento Construcciones y Contratas Construccion

Petra Oechtering
–

Carmen Riu Güell
b) RIUSA II, S.A.

Hans-Dieter Rüster
–

Marina Schmidt
–

Dr. Manfred Schneider
a) Allianz AG
Bayer AG[1]
DaimlerChrysler AG
Linde AG[1]
Metro AG
RWE AG

Dr.-Ing. Ekkehard D. Schulz
a) AXA Konzern AG
Bayer AG
Commerzbank AG
Deutsche Bahn AG
MAN AG[2]
RAG AG[1]
ThyssenKrupp Automotive AG[1]
ThyssenKrupp Elevator AG[1]
ThyssenKrupp Services AG[1]

Hartmut Schulz
–

Ilona Schulz-Müller
a) WinCom Versicherungsholding AG

Olaf Seifert
a) TUI España Turismo S.A.
TUI Hellas Travel and Tourism A.E.

Dr. Bernd W. Voss
a) Allianz Lebensversicherungs-AG
Continental AG
Dresdner Bank AG
OSRAM GmbH
Quelle AG
Wacker Chemie GmbH
b) ABB Ltd.
Bankhaus Reuschel & Co.[1]

Dr. Franz Vranitzky
b) Magic Life der Club International Hotelbetriebs GmbH[1]
Magna International Corp.

*) Information refers to 31 December 2005 or date of resignation from the Supervisory Board of TUI AG in 2005

1) Chairman
2) Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies

Executive Board

Executive Board of TUI AG

Dr. Michael Frenzel
Chairman

Sebastian Ebel
Controlling

Dr. Peter Engelen
Human Resources and Legal Affairs

Rainer Feuerhake
Finance

Executive Committee

Dr. Michael Frenzel
Chairman

Sebastian Ebel
Controlling

Dr. Peter Engelen
Human Resources and Legal Affairs

Rainer Feuerhake
Finance

Dr. Volker Böttcher
Central Europe sector

Peter Rothwell
Northern Europe sector

Eric Debry
Western Europe sector

Christoph R. Müller
Airline sector
(since 25 January 2006)

Karl J. Pojer
Hotels & Resorts sector
(since 25 January 2006)

Michael Behrendt
Shipping sector

Adolf Adrion
Shipping sector
(since 25 January 2006)

Other board memberships of the Executive Board*)

Dr. Michael Frenzel
(Chairman)
a) AWD Holding AG
AXA Konzern AG
Continental AG
E.ON Energie AG
Hapag-Lloyd AG[1]
Hapag-Lloyd Fluggesellschaft mbH[1]
TUI Deutschland GmbH[1]
Volkswagen AG
b) Norddeutsche Landesbank
Preussag North America, Inc.[1]
TUI China Travel Co. Ltd.

Sebastian Ebel
a) Hapag-Lloyd Fluggesellschaft mbH
TQ3 Travel Solutions Management Holding GmbH[1]
TUI Deutschland GmbH
TUI Leisure Travel GmbH
b) Grecotel S.A.
RIUSA II S.A.
TUI Belgium N.V.
TUI España Turismo S.A.
TUI Nederland N.V.

Dr. Peter Engelen
a) Hapag-Lloyd Fluggesellschaft mbH
TQ3 Travel Solutions Management Holding GmbH
TUI Deutschland GmbH
TUI Leisure Travel GmbH
b) TUI China Travel Co. Ltd.

Rainer Feuerhake
a) Hapag-Lloyd AG
Hapag-Lloyd Fluggesellschaft mbH
TUI Deutschland GmbH
Wolf GmbH
b) Amalgamated Metal Corporation PLC
Preussag North America, Inc.

*) Information refers to 31 December 2005 or date of resignation from the Executive Board of TUI AG in 2005

1) Chairman
2) Deputy Chairman

a) Membership in Supervisory Boards required by law
b) Membership in comparable Boards of domestic and foreign companies

TUI Group in Figures

TUI Group in Figures

		2002	2003	2004*)	2005
Turnover					
Tourism	€ mill	12,416	12,671	13,319	14,097
Shipping	€ mill	2,225	2,381	2,687	3,834
Other	€ mill	5,661	4,163	2,040	1,688
Group	€ mill	20,302	19,215	18,046	19,619
Earnings by divisions (EBTA)					
Tourism	€ mill	336	208	353	360
Shipping	€ mill	121	253	280	279
Other	€ mill	118	452	47	- 6
Group	€ mill	575	913	680	633
Earnings before interest, tax and amortisation (EBITA)					
Tourism	€ mill	309	200	345	365
Shipping	€ mill	120	266	300	318
Other	€ mill	376	606	267	166
Group	€ mill	805	1,072	912	849
Earnings before interest, tax, depreciation and amortisation (EBITDA)					
Tourism	€ mill	614	532	678	734
Shipping	€ mill	212	343	392	452
Other	€ mill	675	847	407	193
Group	€ mill	1,501	1,722	1,477	1,379
Group profit for the year	€ mill	41	315	572	495
Earnings per share	€	0.16	1.54	2.96	2.28
Assets					
Non-current assets	€ mill	12,019	10,271	9,871	11,865
Current assets	€ mill	3,498	2,718	2,499	3,463
Total assets	€ mill	15,517	12,989	12,370	15,328
Equity and liabilities					
Equity	€ mill	3,180	2,767	2,660	4,375
Non-current liabilities	€ mill	4,516	4,204	5,153	5,241
Current liabilities	€ mill	7,021	6,018	4,557	5,712
Total equity and liabilities	€ mill	15,517	12,989	12,370	15,328
Equity ratio	%	20.5	21.3	21.5	28.5
Cash flow from operating activities	€ mill	1,391	902	964	965
Capital expenditure	€ mill	1,063	724	677	1,058
Net debt	€ mill	5,445	3,828	3,251	3,807
Employees	31 Dec	70,299	64,257	57,716	62,947

*) Figures were restated according to new IFRS accounting standards, which were initially applied in the 2005 financial year, if applicable

Notes



TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2006/agenda.html

Invitation Agenda of TUI AG's 2006 Annual General Meeting on 10 May 2006

Agenda

1. Presentation of the Adopted Annual Financial Statements as per 31 December 2005, the Management Report, and the Approved Consolidated Financial Statements, Group Management Report and the Report of the Supervisory Board
2. Resolution on the Appropriation of the Balance Sheet Profit for the Financial Year 2005
3. Resolution on Formal Approval of the Activities of the Executive Board in the Financial Year 2005
4. Resolution on Formal Approval of the Activities of the Supervisory Board in the Financial Year 2005
5. Appointment of the Auditor for the Financial Year 2006
6. New Elections for the Supervisory Board
7. Resolution to Change the Objects of the Company (Amendment of the Charter)
8. Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) of the Company with the Possibility of an Exclusion of Subscription Rights, e.g. if Non-Cash Contributions Are Used (Amendment of the Charter)
9. Annulment of the Authorized Capital Pursuant to Section 4 Para 5 of the Charter of TUI AG; Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG (Amendment of the Charter)
10. Annulment of the Existing Authorization to Issue Bonds with Conversion Rights and/or Warrants and Annulment of the Conditional Capital Pursuant to Section 4 Para 7 of the Charter of TUI AG; New Authorization to Issue Bonds with Conversion Rights, Warrants, Special Dividend Rights and/or Dividend Bonds (or Combinations of these Instruments) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG et al. and Creation of a New Conditional Capital (Amendment of the Charter)
11. Resolution Regarding the Voting Procedure for the Supervisory Board (Amendment of the Charter)
12. Resolution on the New Structure of the Remuneration for Supervisory Board Members from the Financial Year 2006 (Amendment of the Charter)
13. Resolution on a Change of the Notice Period for Calling the General Meeting (Amendment of the Charter)

14. Resolution on the Authorization of the Chairman of the Meeting to Reasonably Limit the Shareholders' Speaking Time and Time to Ask Questions (Amendment of the Charter)

15. Resolution on the New Authorization to Acquire and Use own Shares under Section 71 Para 1 Number 8 AktG, and on the Exclusion of the Subscription Right

1. Presentation of the Adopted Annual Financial Statements as per 31 December 2005, the Management Report, and the Approved Consolidated Financial Statements, Group Management Report and the Report of the Supervisory Board

2. Resolution on the Appropriation of the Balance Sheet Profit for the Financial Year 2005
The Executive Board and the Supervisory Board propose that the amount of € 193,064,082.75 out of the balance sheet profit totalling € 195,500,000.00 be used to pay a dividend of € 0.77 per no-par value share on the capital stock of € 640,987,649.75 existing as per 31 December 2005. The remaining amount of € 2,435,917.25 will be carried forward on new account.

3. Resolution on Formal Approval of the Activities of the Executive Board in the Financial Year 2005
The Supervisory Board and the Executive Board propose that the activities of the Executive Board be formally approved.

4. Resolution on Formal Approval of the Activities of the Supervisory Board in the Financial Year 2005
The Executive Board and the Supervisory Board propose that the activities of the Supervisory Board be formally approved.

5. Appointment of the Auditor for the Financial Year 2006
The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be appointed as Auditors for the financial year 2006.

6. New Elections for the Supervisory Board
The term of office of all members of the Supervisory Board will end upon the end of the General Meeting on 10 May 2006, and at the same time the new term of office will begin. It will expire at the end of the fifth Annual General Meeting following the election – i.e. in the year 2011.

According to section 11 of the Charter of TUI AG in conjunction with sections 96 para 1, 101 para 1 AktG and section 7 para 1 of the Act on the Codetermination of Employees of 4 May 1976, the Supervisory Board consists of ten members of the Supervisory Board each from the shareholders and from the employees. The shareholders' representatives are elected by the General Meeting. In accordance with the Corporate Governance Code, Clause 5.4.3 (as amended on 2 June 2005), it is intended that a separate election for each candidate will be held. The General Meeting is not bound by nominations in electing the shareholders' representatives.

The elections for the ten Supervisory Board members representing the employees will be held on 5 April 2006.

The Supervisory Board proposes that the following shareholders' representatives be elected to the Supervisory Board for the new term of office:

Jean Claude Baumgarten, London, Great Britain
President of World Travel & Tourism Council
more...

Jella Susanne Benner-Heinacher, Meerbusch
Solicitor,
Managing Director of Deutsche Schutzvereinigung für Wertpapierbesitz e. V.
more...

Sepp Dieter Heckmann, Hanover
Chairman of the Executive Board of Deutsche Messe AG
more...

Dr. Jürgen Krumnow, Königstein
ex. Member of the Executive Board of Deutsche Bank AG
more...

Dr. Dietmar Kuhnt, Essen
ex. Chairman of the Executive Board of RWE AG
more...

Roberto López Abad, Alicante, Spain
Chief Executive of Caja de Ahorros del Mediterráneo
more...

Dr. h.c. Abel Matutes Juan, Ibiza, Spain
Chairman of Fiesta Hotels & Resorts
more...

Carmen Riu Güell, Playa de Palma, Spain
Entrepreneur
more...

Dr. Manfred Schneider, Leverkusen
Chairman of the Supervisory Board of Bayer AG
more...

Dr. Franz Vranitzky, Vienna, Austria
Chancellor (retrd.) of the Republic of Austria
more...

Disclosure pursuant to section 125 para 1 sentence 3 AktG
The shareholder representatives nominated for election to the Supervisory Board are members of other Supervisory Boards required by law to be set up and of comparable Boards of domestic and foreign companies:*

Jean-Claude Baumgarten	—
Jella Susanne Benner-Heinacher	a) A. S. Création AG K+S AG
Sepp Dieter Heckmann, Hannover	—
Dr. Jürgen Krumnow	a) Deutsche Bahn AG Hapag-Lloyd AG Lenze Holding AG[2)] b) Peek & Cloppenburg KG
Dr. Dietmar Kuhnt	a) Allianz Versicherungs-AG Dresdner Bank AG GEA Group AG Hapag-Lloyd AG Hochtief AG RWE AG
Roberto López Abad	b) Banco Inversis Net, S.A.[1)] CAM AEGON Holding Financiero S.L.[1)] CAMGE Financiera, E.F.C. S.A.[1)]

	CAMGE Holdco, S.L.[1)]
	EBN Banca De Negocios, S.A.
	Gestión Tributaria Territorial, S.A.[1)]
	Inversis Networks, S.A.
	Lico Corporación, S.A.[2)]
	Lico Leasing S.A. E.F.C.[1)]
	Mediterráneo Vida, S.A. De Seguros Y Reaseguros, Sociedad Unipersonal[1)]
Dr. h.c. Abel Matutes Juan	b)
	Assicurazioni Internazionali di Previdenza S.P.A.[2)]
	Banco Santander Central Hispano (BSCH)
	Fomento Construcciones y Contratas Construccion
Carmen Riu Güell	b)
	RIUSA II, S.A.
Dr. Manfred Schneider	a)
	Allianz AG
	Bayer AG[1)]
	DaimlerChrysler AG
	Linde AG[1)]
	Metro AG
	RWE AG
Dr. Franz Vranitzky	b)
	Magic Life der Club International Hotelbetriebs GmbH[1)]
	Magna International Corp.

[*] Information refers to 31 December 2005 or date of resignation from the Supervisory Board of TUI AG in 2005

[1)] Chairman

[2)] Deputy Chairman

[a)] Membership in Supervisory Boards required by law

[b)] Membership in comparable Boards of domestic and foreign companies

Further information about the shareholders' representatives nominated for election to the Supervisory Board are available here.

7. Resolution to Change the Objects of the Company (Amendment of the Charter)

In view of the sale of participations already completed or to be completed shortly, the definition of the objects of the Company in section 3 of the Charter must be changed. In addition, the new text is intended to take account of the greater significance of shipping, here especially container shipping, for the Group as a whole.

In section 3 para 1 of the Charter, the references to the processing and trading of commodities and to the production of industrial components and systems will be deleted. Shipping will be named as a major pillar of the Group, with the same weight as the tourism business, and container shipping will be mentioned separately.

The Executive Board and the Supervisory Board propose that section 3 para 1 of the Charter be newly worded as follows:

'The objects of the Company are to engage on a commercial basis in the tourism and the shipping business (including all associated services and project developments), the acquisition of interests in enterprises active in tour operating, commercial air transportation and passenger shipping as well as goods shipping (especially container shipping) and container transport industry, the hotel industry, the leisure business and travel agents as well as other services, namely in its own facilities or in facilities of affiliated companies, as well as the coordination of affiliated companies under a centralized management.'

8. Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) of the Company with the Possibility of an Exclusion of Subscription Rights, e.g. if Non-Cash Contributions Are Used (Amendment

of the Charter)
The Executive Board was authorized by shareholders' meeting of 18 May 2004, item 9 on the Agenda, to increase the capital stock of the Company with the approval of the Supervisory Board by issuing registered shares with a possibility of the exclusion of subscription rights for non-cash contributions (authorized capital in the amount of € 170,000,000.00).

This authorization was fully made use of through the capital increase in September 2005.

It is therefore proposed to pass a resolution for a new authorized capital in order to continue to provide a reliable planning basis to the Executive Board as well as the possibility to adjust the equity position of the Company to the business requirements also in the future.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) The Executive Board is authorized to increase the capital stock of the Company in time up to 9 May 2011 with the approval of the Supervisory Board by issuing, once or several times, new registered shares for cash or non-cash contributions, but in total by a maximum of € 246,000,000.00. The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. However, the Executive Board is authorized to exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent necessary to grant a subscription right to the holders of convertible or option rights issued or still to be issued by TUI AG or by its subsidiaries, as they would be entitled to after the exercise of the conversion or option right or the fulfillment of the conversion obligation. Furthermore, fractions can be exempted from the shareholders' subscription right. In addition, the Executive Board can exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent that the increase in capital is made for non-cash contributions for the purpose of acquiring undertakings, parts of undertakings, participations in undertakings, or other assets. However, in this case, the Executive Board will only make use of an amount of up to max. 20% of the capital stock existing at the time of the entry into force of the authorization or, if this value is lower, at the time at which the authorization is made use of. The increase in capital for non-cash contributions is thus limited to a maximum of € 128,000,000.00. The Executive Board is also authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.

b) A new authorized capital is created in the amount of € 246,000,000.00. For this, a new para 8 is inserted into section 4 of the Charter:

'The Executive Board is authorized to increase the capital stock of the Company in time up to 9 May 2011 with the approval of the Supervisory Board by issuing, once or several times, new registered shares for cash or non-cash contributions, but in total by a maximum of € 246,000,000.00 (in words: two hundred and forty-six million euros). The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. However, the Executive Board is authorized to exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent necessary to grant a subscription right to the holders of convertible or option rights issued or still to be issued by TUI AG or by its subsidiaries, as they would be entitled to after the exercise of the conversion or option right or the fulfillment of the conversion obligation. Furthermore, fractions can be

exempted from the shareholders' subscription right. In addition, the Executive Board may exclude the shareholders' subscription right with the approval of the Supervisory Board to the extent that the increase in capital for non-cash contributions is made for the purpose of acquiring undertakings, parts of undertakings, participations in undertakings, or other assets. However, in this case, the Executive Board may only make use of an amount of up to max. 20% of the capital stock existing at the time of the entry into force of the authorization or, if this value is lower, at the time at which the authorization is made use of. The increase in capital for non-cash contributions is thus limited to a maximum of € 128,000,000.00. The Executive Board is also authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.'

9. Annulment of the Authorized Capital Pursuant to Section 4 Para 5 of the Charter of TUI AG; Authorization of the Executive Board to Increase the Capital Stock (Authorized Capital) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG (Amendment of the Charter)

The Executive Board was authorized by resolution of the General Meeting of 18 May 2004, item 10 of the Agenda, to increase the capital stock of the Company with the approval of the Supervisory Board by issuing registered shares with the possibility of an exclusion of subscription rights pursuant to section 186 para 3 sentence 4 AktG. This authorization was partly made use of through the increase in capital in September 2005.

It is therefore proposed to annul the remaining authorized capital and to pass a resolution for a new authorization for a higher authorized capital to continue to provide the necessary instruments for raising capital to the Executive Board and to enable the Executive Board to also adjust the equity position of the Company to the business requirements in the future.

The Executive Board and the Supervisory Board propose that the following resolution be adopted.

a) The authorization of the Executive Board pursuant to section 4 para 5 of the Charter of TUI AG to increase the capital stock in the time up to 17 May 2009 by up to € 32,806,465 (rounded off) (authorized capital) is revoked.

b) The Executive Board is authorized to increase the capital stock of the Company in the time up to 9 May 2011 with the approval of the Supervisory Board by issuing new registered shares for cash contributions, once or several times, in total by up to € 64,000,000.00. The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. The Executive Board can with the approval of the Supervisory Board exclude the shareholders' subscription right if the issue amount of the new shares is insignificantly lower than the market price for the new shares with the same terms of issue which have already been issued. The number of new shares must not, together with the shares issued or sold on the basis of an authorization to sell pursuant to secs. 71 para 1 no. 8 sentence 5, 186 para 3 sentence 4 AktG during the term of this authorization up to the time at which it is exercised, exceed the limit of 10% of the capital stock set out in section 186 para 3 sentence 4 AktG. For the purpose of this limitation, shares are to be taken into account which were issued or are to be issued on the basis of bonds with conversion or option rights or conversion obligations issued pursuant to section 186 para 3 sentence 4 AktG during the time in which this authorization is effective up to the time at which it is made use of. The Executive Board may also exclude the shareholders' subscription right in respect of fractional amounts with the approval of the Supervisory Board. The Executive Board is furthermore authorized to determine the further details of the increase in capital and its

implementation with the approval of the Supervisory Board.

c) A new authorized capital in the amount of € 64,000,000.00 is created. For this, section 4 para 5 of the Charter is newly worded as follows:

'The Executive Board is authorized to increase the capital stock of the Company in the time up to 9 May 2011 with the approval of the Supervisory Board by issuing new registered shares for cash contributions, once or several times, in total by up to € 64,000,000.00 (in words: sixty-four million euros). The shareholders are in principle to be granted a subscription right. The shares could also be acquired by one or several financial institutions together with the obligation to offer these shares to the shareholders for subscription. The Executive Board can with the approval of the Supervisory Board exclude the shareholders' subscription right if the issue amount of the new shares is insignificantly lower than the market price for the new shares with the same terms of issue which have already been issued. The number of new shares must not, together with the shares issued or sold on the basis of an authorization to sell pursuant to secs. 71 para 1 no. 8 sentence 5, 186 para 3 sentence 4 AktG during the term of this authorization up to the time at which it is exercised, exceed the limit of 10% of the capital stock set out in section 186 para 3 sentence 4 AktG. For the purpose of this limitation, shares are to be taken into account which were issued or are to be issued on the basis of bonds with conversion or option rights or conversion obligations issued pursuant to section 186 para 3 sentence 4 AktG during the time in which this authorization is effective up to the time at which it is made use of. The Executive Board may also exclude the shareholders' subscription right in respect of fractional amounts with the approval of the Supervisory Board. The Executive Board is authorized to determine the further details of the increase in capital and its implementation with the approval of the Supervisory Board.'

10. Annulment of the Existing Authorization to Issue Bonds with Conversion Rights and/or Warrants and Annulment of the Conditional Capital Pursuant to Section 4 Para 7 of the Charter of TUI AG; New Authorization to Issue Bonds with Conversion Rights, Warrants, Special Dividend Rights and/or Dividend Bonds (or Combinations of these Instruments) with the Possibility of an Exclusion of Subscription Rights Pursuant to Section 186 Para 3 Sentence 4 AktG et al. and Creation of a New Conditional Capital (Amendment of the Charter)

The Executive Board was authorized by resolution of the General Meeting of 18 May 2004, item 11 of the Agenda, to issue, with the approval of the Supervisory Board, bonds with conversion and/or option rights with a maximum maturity of 30 years. To make the possibility to issue convertible bonds and/or warrant-linked bonds more flexible and to adjust to the capital stock as increased by the rights issue in the year 2005 and to create the possibility to issue instruments with a profit-related return on the capital invested, it is proposed to the General Meeting that a new authorization be granted to issue convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or any combination of these instruments), and to create a new conditional capital which is to serve to service the convertible bonds and/or warrant-linked bonds or to perform conversion obligations arising from this new authorization. It is to be possible also to issue finance instruments without any maximum maturity. The current authorized limit of € 1,000,000,000.00 is to remain in force. To ensure that the authorized amount can be fully used also in view of later convertible bond or warrant-linked bond price adjustments, the conditional capital which serves to service convertible bonds and warrant-linked bonds is to be increased to € 100,000,000.00.

Upon the entry into force of this resolution, the current authorization and the conditional capital existing for this purpose will be annulled.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) Annulment of the authorization of 18 May 2004

The authorization to issue convertible bonds and/or warrant-linked bonds granted by resolution of the General Meeting of 18 May 2004 as well as the conditional capital in the amount of € 70,000,000.00 are annulled.

The annulment of the authorization and of the conditional capital shall become effective as soon as the authorization proposed under b) and the new conditional capital in accordance with the resolution to be adopted in accordance with c) has become effective.

b) Authorization to issue convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds

aa) Nominal amount, duration of the authorization, number of shares, maturity

The Executive Board is authorized to issue, with the approval of the Supervisory Board, convertible bearer or registered bonds, warrant-linked bonds, special dividend rights or dividend bonds (or combination of these instruments) (together 'bonds'), once or several times in the time up to 9 May 2011, with or without a limitation of maturity, with a total amount of up to € 1,000,000,000.00, and to grant the holders of bonds convertible or option rights to shares of the Company with a pro rata amount of the capital stock of up to € 100,000,000.00 pursuant to the bond terms. The bonds can also be issued for non-cash contributions.

The bonds may be denominated in euros or in the legal tender of any other OECD member state, limited to the equivalent euro amount. The bonds may also be issued by undertakings wholly owned or indirectly owned by the Company; in this case the Executive Board is authorized with the consent of the Supervisory Board to assume for the Company a guarantee for the bonds and to grant the holders of such bonds conversion or option rights for new shares in the Company.

bb) Grant of the subscription right, exclusion of subscription right

In principle the shareholders have a subscription right for the bonds. The bonds can also be taken by one or several credit institutions with the obligation to offer to the shareholders for subscription. However, the Executive Board is authorized to exclude, with the approval of the Supervisory Board, the shareholders' subscription right for the bonds:

- for fractional amounts;

- to the extent necessary to grant the holders of conversion or option rights for shares of the Company or the holders of convertible bonds with a conversion obligation, a subscription right as they would be entitled to after the exercise of these rights or, as the case may be, the performance of the conversion obligations;

- if convertible or warrant-linked bonds (or special dividend rights or dividend bonds with a conversion right, option right or conversion obligation) are issued for cash payment, and the issuing price does not fall far short of the theoretical market value of the bond as determined according to generally accepted methods of the mathematics of finance. This authorization to exclude the subscription right applies only to bonds with rights (or, as the case may be, conversion obligations) for shares with a pro rata amount totaling up to no more than 10% of the capital stock either at the time of the entry into force or of the exercise of this authorization. The sale of own shares shall count for the purposes of this limitation provided the sale takes place during the term of

this authorization up to the time at which it is made use of with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG. Furthermore, the shares issued during the term of this authorization up to the time until it is made use of with the authorized capital, excluding the subscription right pursuant to section 186 para 3 sentence 4 AktG, shall count for the purposes of this limitation;

- If bonds are issued for non-cash contributions, provided the value of the non-cash contributions is reasonable in proportion to the market value of the bonds to be determined in accordance with the preceding provision.

If special dividend rights or dividend bonds without a conversion right, option right or conversion obligation are issued, the Executive Board is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right altogether, if these special dividend rights or dividend bonds are issued as debenture-like securities, i.e. no membership rights in the Company are granted, no right to participate in the liquidation proceeds is acquired, and the amount of the yield is not calculated on the basis of the amount of the annual profit, the balance-sheet profit or the dividends. Moreover, in this case, the yield and the issue amount of the special dividend rights or the dividend bonds must be in line with the current market conditions for comparable fund-raising at the time of the issue.

cc) Conversion right, conversion duty

If bonds are issued with a conversion right, the creditors can convert their bonds into shares in the Company in accordance with the bond terms. The proportionate amount of the capital stock attributable to the shares to be issued in the event of conversion must not exceed the nominal value of the bond or a lower issuing price. The conversion ratio is determined by the nominal amount of a bond divided by the fixed conversion price for a new share in the Company. The conversion ratio can also be determined by dividing the issue amount of a bond (which is below the nominal amount) by the fixed conversion price for a new share in the Company. The conversion ratio may be rounded up or down to a whole number. Moreover, an additional cash payment may be fixed. Furthermore, it may be provided that fractions be combined and/or compensated for in cash. The bond terms can also provide for a variable conversion ratio.

The bond terms may also provide for a conversion obligation. In this case, the Company can be given the right in the bond terms to entirely or partly compensate in cash for any difference between the nominal amount of the convertible bonds and the stock exchange price for the shares to be fixed in the bond terms, at the time of the compulsory conversion, but at least 80% of the stock exchange price for the shares determining the minimum conversion price pursuant to ee), multiplied by the conversion ratio. The above provisions shall apply analogously if the conversion right or the conversion obligation relates to a special dividend right or to a dividend bond.

dd) Option right

If warrant-linked bonds are issued, one or several warrants are to be attached to each bond, entitling the holder to subscribe to shares in the Company in accordance with the warrant terms to be fixed by the Executive Board. The conversion ratio can be rounded up or down to an option ratio with a whole number. It may be provided that fractions be combined and/or compensated for in cash. The proportionate amount of the capital stock attributable to the shares to be issued per bond must not exceed the nominal amount of the warrant-linked bond. The same shall apply if warrants are attached to a special dividend right or to a dividend bond.

ee) Conversion/option price, dilution protection

The conversion or option price to be fixed per share must amount either to at least 80% of the average stock exchange price for the shares in the Company – closing rate in XETRA (or any comparable follow-up system) – on the ten trading days preceding the day of the adoption of the resolution by the Executive Board to issue the convertible or warrant-linked bonds, or at least 80% of the average stock exchange price for the shares of the Company – closing rate in XETRA trading (or any comparable follow-up system) – during the days on which the subscription rights are traded on the Frankfurt stock exchange, with the exception of the last two trading days for the subscription rights.

Without prejudice to section 9 para 1 AktG, the bond terms which grant or stipulate a conversion right, a conversion obligation and/or an option right, can include dilution protection provisions in case, during the conversion or option period and granting a subscription right to its shareholders, the Company increases its capital stock or issues further convertible or warrant-linked bonds or grants or guarantees other convertible or option rights or constitutes conversion obligations, without granting the holders of convertible or option rights respectively the holders of bonds with conversion obligations a subscription right to the same extent as they would be entitled to after exercising the conversion or option rights or, as the case may be, after the fulfillment of a conversion obligation. The bond terms may also provide for value-preserving adjustments of the conversion or option rights, in particular in the event of a capital reduction, a share split or a special dividend or other measures which can dilute the value of the conversion or option rights.

ff) Further possible terms

The bond terms for bonds which grant or stipulate a conversion right, a conversion obligation and/or an option right can stipulate in each case that, in the event of the conversion or the exercise of the option, the own shares of the Company can be granted. Furthermore, the terms may provide for the Company to pay the value in cash to the holders of the conversion or option rights or to the holders who are obliged to convert instead of granting shares in the Company. Moreover, the bond terms can provide for the numbers of shares to be subscribed to in the event of the exercise of the conversion or option rights or after conversion obligations are fulfilled, or as the case may be, a conversion right in this respect to be variable and/or that the conversion or option price can be changed during the term within a range to be fixed by the Executive Board, depending on the development of the share price or in consequence of dilution protection provisions.

gg) Authorization to fix further bond terms

The Executive Board is authorized to fix, with the approval of the Supervisory Board, the further details of the issuance and features of the bonds, especially the interest rate, the nature of the yield, the issuing price, maturity, the denomination, the conversion or option price, and the conversion or option period. In the event of an issue by group member companies, the Executive Board is additionally required to agree with the organs of the group member companies issuing the convertible and/or warrant-linked bonds.

c) Conditional Capital Increase

The capital stock is conditionally increased by up to € 100,000,000.00 through the issue of up to 39,116,600 registered no-par value shares carrying dividend rights from the beginning of the financial year in which they are issued. The conditional increase in capital serves to grant shares to the holders of convertible and/or option rights respectively to the holders who are obliged to convert from bonds issued in accordance with the above authorization, as soon as they are issued for payment in cash.

The new shares will be issued for the conversion or option price to be fixed in accordance with the above authorization. The conditional increase in capital is to be carried out only insofar as conversion or option rights under bonds issued for payment in cash are exercised, or conversion obligations under such bonds are fulfilled, and insofar as no other forms of performance are used to service the bonds.

The Executive Board is authorized, with the approval of the Supervisory Board, to fix the further details of the conditional increase in capital.

d) Amendment of the Charter

Section 4 para 7 of the Charter (conditional capital in the amount of € 70,000,000.00) is repealed and replaced by the following new para 7:

'The capital stock is conditionally increased by up to € 100,000,000.00 (in words: one hundred million euros) through the issue of up to 39,116,600 registered no-par shares carrying a dividend right from the beginning of the financial year in which they are issued. The conditional increase in capital shall be put into effect only insofar as the holders of conversion or option rights respectively the holders who are obliged to convert under conversion and/or warrant-linked bonds, dividend bonds and/or special dividend rights (or combinations of these instruments) issued by the Company or by undertakings directly or indirectly controlled by it on the basis of the resolution granted the authorization adopted at the General Meeting of 10 May 2006 for cash payment in the time up to 9 May 2011 exercise their conversion or option rights or insofar as conversion obligations under such bonds are fulfilled, provided no other forms of performance are used to service the bonds. The Executive Board is authorized to fix, with the approval of the Supervisory Board, the further details of the conditional increase in capital.'

e) Commercial Register Application

To ensure that the annulment of the current conditional capital of € 70,000,000.00 will not become effective without being replaced by the new conditional capital in accordance with the above resolution, the Executive Board is instructed to make an application to the commercial register for an entry to be made showing the annulment of the conditional capital in the amount of € 70,000,000.00 only if an entry is made at the same time for the new conditional capital in the amount of € 100,000,000.00.

11. Resolution Regarding the Voting Procedure for the Supervisory Board (Amendment of the Charter)
The Supervisory Board and its committees are to be allowed to adopt resolutions not only when all members are present at a meeting, but also in writing, by telephone or telegraph and per fax or email, provided this is ordered by the chairman of the Supervisory Board.

Since the entry into force of the Act on Registered Shares and to Facilitate the Exercise of Voting Rights (NaStraG) in January 2001, section 108 para 4 AktG has granted companies the right to issue rules of procedure for the Supervisory Board allowing resolutions to be adopted in other ways than by way of voting by members personally present at a meeting, without any separate approval of the members of the Supervisory Board being required. The Executive Board and the Supervisory Board hope that such a flexibilization of the voting procedure will shorten the reaction time of the Supervisory Board and thus give the Company more options for action in situation requiring speedy decisions.

The Executive Board and the Supervisory Board propose that section 16 para 1 of the Charter be newly worded as follows:

'The Supervisory Board can adopt resolutions also in writing,

by telegraph, telephone or by fax or email if this is ordered by the chairman of the Supervisory Board.'

12. Resolution on the New Structure of the Remuneration for Supervisory Board Members from the Financial Year 2006 (Amendment of the Charter)
The Executive Board and the Supervisory Board propose that section 18 of the Charter be newly worded as follows:

„**(1)** In addition to the reimbursement of the expenses, which shall also include the value added tax on their remuneration, the members of the Supervisory Board shall receive

(a) fixed remuneration in the amount of € 40,000 to be paid after the end of the financial year;

(b) remuneration oriented by the short-term profit of the Company (short-term variable remuneration) in the amount of € 100 per € 0.01 of the profit per share shown in the consolidated financial statements for the last financial year (profit per share); the profit per share will be calculated as the quotient of the annual Group net profit to which the shareholders of TUI AG are entitled and the amount of shares with dividend entitlements at the end of the financial year;

(c) remuneration related to the long-term success of the Company (long-term variable remuneration). The long-term variable remuneration shall consist of a base amount of € 20,000 per year and will be granted for the current financial year for the first time beginning with the financial year 2006. This base amount shall be paid after the end of the third financial year following the grant and shall increase or decrease to the extent that the profit per share for the third financial year following the grant changes, expressed in percent, compared to the financial year for which the amount was granted.

If a member ceases to belong to the Supervisory Board before the end of the assessment period, the profit per share in the financial year in which the member ceases to belong to the Supervisory Board shall determine the long-term variable remuneration.

(d) The remuneration pursuant to 1 (b) and (c) shall be payable after the end of the General Meeting which decides on formal approval of the actions of the members of the Supervisory Board in the last financial year.

(2) The chairman shall receive the triple amount, his deputy and the other members of the Presiding Committee one and a half times the amount of the remuneration pursuant to 1(a) to (c).

(3) The members of the Audit Committee shall for their services receive a further remuneration, in addition to the remuneration pursuant to 1(a) to (c), payable after the end of the financial year in the amount of € 20,000, the chairman of the Audit Committee shall receive the triple amount.

(4) The remuneration relates in each case to a full financial year. For parts of a financial year or a shortened financial year, the remuneration shall be paid pro rata temporis. In case of a shortened financial year the comparability must be ensured by the calculation of values adjusted accordingly.

(5) The members of the Supervisory Board shall be included in a pecuniary damage liability insurance for bodies and certain management members (so called D&O insurance) maintained by the Company in its own interests in a reasonable amount, if such insurance is maintained. The premiums for this shall be paid by the Company.'

In accordance with the recommendations of the German Corporate Governance Code (as amended on 2 June 2005), the remuneration for the members of the Supervisory Board is to contain a profit-oriented element in addition to the fixed

remuneration. The profit-oriented remuneration is to contain elements relating to the long-term success of the Company.

The proposed remuneration structure for the members of the Supervisory Board of TUI AG consists of a fixed element which represents half of the remuneration, and a variable element which represents the other half; one half of the variable remuneration is a short-term component and the other half a long-term component.

The fixed remuneration is intended as reasonable compensation for the supervisory and advisory work of a member of the Supervisory Board, and to provide an incentive to win sufficiently qualified personalities for the responsible position of a Supervisory Board member.

The short-term variable remuneration depends on the profit per share shown in the consolidated annual accounts for the preceding business year (profit per share). This is a deviation from the previous practise where the variable remuneration was tied to the dividend, as on the one hand the dividends do not always reflect the success of the Company and, on the other hand, the Supervisory Board has the power to take decisions on the amount of the dividends and to thereby possibly influence its own remuneration.

Finally, the long-term variable remuneration is to be oriented by the development of the profit per share, and thus by the interests of the shareholders for whom an increase in the profit per share will generally also mean an increase in the value of the shares held by them.

The remuneration for the chairman of the Supervisory Board and the chairman of the Audit Committee is increased to the triple amount of the remuneration for a member according to para 1 (a) to (c) as consideration for the chairman's greater workload.

13. Resolution on a Change of the Notice Period for Calling the General Meeting (Amendment of the Charter)

The notice period for calling the General Meeting was changed from at least one month to at least 30 days by the Act on the Integrity of Undertakings and to Modernize the Right of Avoidance ('UMAG') (section 123 para 1 AktG). The corresponding provision in the Charter of TUI AG in section 20 is to reflect the amendment of the law and to be newly worded.

The Executive Board and the Supervisory Board propose that section 20 para 1 of the Charter be newly worded as follows:

'The General Meeting must be called at least 30 days before the day by the end of which the shareholders must register as far as a shorter term is legally not allowed.'

14. Resolution on the Authorization of the Chairman of the Meeting to Reasonably Limit the Shareholders' Speaking Time and Time to Ask Questions (Amendment of the Charter)

By amending section 131 para 2 AktG, the UMAG intended to create a possibility to prevent abuses of the right to demand information and the right to speak at the General Meeting, and to improve the quality of the deliberations at the General Meeting. By bringing the General Meeting to an end within a reasonable and acceptable time, the attractivity of the General Meeting for seriously interested shareholders is to be increased. The chairman of the meeting is to have the right to reasonably limit the time for questions and the speaking time of each shareholder.

The Executive Board and the Supervisory Board propose that a new sentence 2 be inserted into section 22 para 2 of the Charter, as follows:

'He can reasonably limit the time for questions and the

speaking time of a shareholder and shall in particular have the right, at the beginning of the General Meeting or during its course, to set a reasonable time limit for the entire General Meeting, for each item on the agenda, or for individual speakers and questions.'

15. Resolution on the New Authorization to Acquire and Use own Shares under Section 71 Para 1 Number 8 AktG, and on the Exclusion of the Subscription Right
To acquire its own shares, the Company requires specific authorization for this by the General Meeting, unless expressly authorized by law. As the authorization resolved by the General Meeting on 11 May 2005 will expire on 10 November 2006, a resolution is to be proposed to the General Meeting to again authorize the Company to acquire own shares.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

a) TUI AG is authorized to acquire own shares with a volume of up 10% of its current capital stock. Together with other own shares held by the Company or attributable to it pursuant to secs. 71a et seq. AktG, the acquired shares must at no time account for more than 10% of the capital stock. The authorization must not be used for the purpose of trading in its own shares.

b) The authorization can be made use of entirely or partly, once or several times, pursuing one or several purposes, by the Company or by third parties for the account of the Company. The authorization will be effective until 9 November 2007. This authorization replaces the authorization for the acquisition of own shares granted by the General Meeting of TUI AG on 11 May 2005.

c) The acquisition is made at the option of the Executive Board through the stock exchange or by means of a public purchase offer or by means of a public invitation to the shareholders to submit a sales offer.

- If the acquisition of the shares takes place through the stock exchange, the amount per share paid by the Company (without ancillary acquisition costs) must not exceed or fall short of the rate in XETRA trading (or a comparable follow-up system) determined through the opening auction on the trading day by more than 5%.

- If the acquisition is made through a public purchase offer or a public invitation to submit a sales offer, the purchase price being offered or the maximum and minimum value of the purchase price range per share (without ancillary acquisition costs) must not exceed or fall short of the average of the closing rate in XETRA trading (or a comparable follow-up system) on the three trading days before the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer, by more than 10%. If, after the publication of a public purchase offer or the public invitation to submit a sales offer, substantial deviations from the relevant rate arise, the purchase offer or, as the case may be, the invitation to submit such a sales offer can be adjusted. In this case, the average rate on the three trading days prior to the public announcement will determine any adjustment. The purchase offer or, as the case may be, the invitation to submit such a sales offer can set out further conditions. If the purchase offer is oversubscribed or, in the case of an invitation to submit a sales offer, not all offers among several equivalent offers are accepted, the shares are to be allocated on a pro rata basis. The terms of the offer may provide for the preferential acceptance of a small number of up to a maximum of 100 shares per shareholder.

d) The Executive Board is authorized to use shares in the Company acquired on the basis of this authorization for all purposes allowed by law, in particular also for the following purposes:

aa) The shares can be called in, with the approval of the Supervisory Board, without any further resolutions being required by a General Meeting. They can also be called in through the simplified procedure without any capital reduction by means of an adjustment of the proportionate arithmetic amount of the other shares in the capital stock of the Company. The decision to call in the shares can be limited to a part of the acquired shares. If the shares are called in through the simplified proceedings, the Executive Board is authorized to adjust the number of the shares in the Charter.

bb) The shares can also be sold in other ways than through the stock exchange or through a public offering to all shareholders, if these shares are sold for cash payment at a price which does not fall far short of the stock exchange price of shares in the Company with identical features at the time of the sale. In this case, the number of shares to be sold together with the new shares issued on the basis of authorizations to increase the capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG or on the basis of a conditional capital pursuant to sections 221 para 4, 186 para 3 sentence 4 AktG for bonds issued during the term of this authorization or in the time until it is made use of with conversion or option rights or, as the case may be, conversion duties must not exceed 10% in total of the capital stock at the time of this authorization or at the time at which it is made use of.

cc) The shares can, with the approval of the Supervisory Board, be sold for non-cash contributions, especially also in connection with the acquisition of undertakings, parts of undertakings, participations, or other assets, and in connection with mergers and acquisitions.

dd) The shares can also be used to fulfil conversion or option rights or for conversion obligations from convertible or warrant-linked bonds issued by the Company or its group member companies (or special dividend rights or dividend bonds with conversion rights, option rights or conversion obligations).

e) The authorization in d), bb) to dd) also comprises the use of shares in the Company which were acquired on the basis of section 71 d sentence 5 AktG.

f) The authorization in d) can be made use of once or several times, partly or entirely, individually or jointly, the authorizations in d), bb) to dd) also through dependent undertakings or undertakings majority owned by the Company or by third parties acting for their account or for the account of the Company.

g) The shareholders' subscription right to these own shares is excluded insofar as these shares are used in accordance with the authorization in d), bb) to dd) above.

Report of the Executive Board to the Annual General Meeting Pursuant to Sections 203 Para 2 Sentence 2, 186 Para 4 Sentence 2 AktG on Item 8 of the Agenda (Authorized Capital of € 246,000,000.00)
The Executive Board made use, with the approval of the Supervisory Board, of the authorization to increase the capital stock of the Company by issuing registered shares (authorized capital of € 170,000,000.00 according to the resolution adopted by the General Meeting on 18 May 2004 under Item 9 of the Agenda), and fully made use of it through the increase in capital in September 2005.

The new authorized capital in the amount of € 246,000,000.00 is proposed as TUI must also be able in the future to adjust its equity at any time to the business requirements. The Executive Board therefore considers it to be its duty to ensure that the Company will always be able to use the necessary instruments for raising capital, regardless of any concrete plans to do so. As decisions to cover capital

requirements must generally be taken speedily, it is important for the Company not to depend in this on the rhythm of the Annual General Meeting. The law takes account of these requirements through the instrument of the 'authorized capital'. The most common occasions on which an authorized capital is used is the need to strengthen the equity basis and to finance the acquisition of participations.

Whenever the authorized capital is used through a cash capital increase, the shareholders in principle have a subscription right.

However, it is to be possible to exclude the subscription right to the extent necessary to be able to grant the holders of warrant-linked or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion obligation) which already exist or are to be issued in the future a subscription right to new shares, if the bond terms provide for this. Such bonds generally provide for dilution protection in that a subscription right to new shares can be granted to the bond holders in any subsequent issue of shares with a subscription right for the shareholders, instead of a reduction of the option or conversion price. The holders of the bonds are thus put into the same position which they would be in if they had already exercised their option or conversion right or, as the case may be, if a conversion obligation had been fulfilled. The advantage is that the Company – as opposed to dilution protection through a reduction of the option or conversion price – can achieve a higher issuing price for the shares to be issued upon conversion or the exercise of the option.

Furthermore, the Executive Board with approval of the Supervisory Board can exempt fractions from the shareholders' subscription right. This makes it possible to make use of the authorization through round amounts, facilitating an issue. These shares, exempt from the subscription right as the so-called 'free peak', are used in a beneficial manner for the Company.

The shareholders' subscription right can also be excluded with the approval of the Supervisory Board in the event of an increase in capital for non-cash contributions. In this case, the Executive Board will make use of the authorization to exclude the shareholders' subscription right only up to an amount of no more than 20% of the capital stock existing at the time of the entry into force of the authorization or, if this value is lower, at the time at which the authorization is made use of. The increase in capital for non-cash contributions is thus limited to a maximum of € 128,000,000.00. This enables the Executive Board to use shares of the Company in suitable individual cases to acquire companies, parts of companies, participations or other assets (e.g. hotels, ships or planes). In some cases, shares rather than money are demanded as valuable consideration for a takeover. The possibility to be able to offer shares in the Company as valuable consideration thus provides an advantage in competition for interesting acquisition targets, as well as the necessary flexibility to benefit from opportunities which arise for the acquisition of companies, parts of companies, participations or other assets without affecting its liquidity situation. The use of shares for such purposes can also be advantageous in the light of an optimal financing structure. The Company suffers no disadvantage from this, as the issue of shares for non-cash contributions requires the value of the non-cash contribution to be reasonable in relation to the value of the share.

The Executive Board is also authorized to use this authorized capital in cases where the Company initially undertook to pay money, e.g. as payment for an acquisition target, to subsequently issue shares instead of paying money to grant shares in the Company to the holders of such (certificated or non-certificated) monetary claims against the Company, with hindsight either entirely or partly instead of payment of money. This gives the Company additional flexibility.

Furthermore, it is to be possible to use this authorized capital, with an exclusion of the subscription right, to service bonds with conversion or option rights respectively to grant conversion obligations for which the subscribers did not make any cash contribution, but a non-cash contribution. This also makes it possible to use convertible and warrant-linked bonds as an acquisition currency in connection with the acquisition of companies, parts of companies, participations or other assets, which additionally increases the chances of prevailing in competition for an interesting acquisition opportunity.

The Executive Board will carefully consider in each case whether to make use of the authorization to increase the capital with an exclusion of the shareholders' subscription right. The Executive Board will do so only if the Executive Board and the Supervisory Board deem this to be in the interests of the Company and thus of its shareholders.

The Executive Board will report to the General Meeting on each concrete case in which the proposed authorization is made use of.

Report of the Executive Board to the Annual General Meeting on the Exclusions of the Subscription Right Provided for in Items 9, 10 and 15 of the Agenda Pursuant to Section 186 Para 4 Sentence 2, 203 Para 2 Sentence 2 and Section 71 Para 1 Number 8 Sentence 5 AktG

The authorizations in Items 9, 10 and 15 of the Agenda each provide for the possibility, on the basis of the provisions in section 186 para 3 sentence 4 AktG, to increase the capital, to issue convertible or warrant-linked bonds or to sell own shares which were acquired, excluding the shareholders' subscription right provided the statutory limit of 10% of the capital stock applicable in such cases is not – in total – exceeded.

The Executive Board will make use of any such authorization only in such a way that the limit of 10% of the capital stock in total, set out in section 186 para 3 sentence 4 AktG, is not exceeded. Regardless of whether the authorizations are made use of with the possibility of the exclusion of the subscription right individually or cumulatively, the limit of 10% of the capital stock for an exclusion of the subscription right pursuant to the provisions in section 186 para 3 sentence 4 AktG is not to be exceeded in total. The different proposed authorizations with the possibility to exclude the subscription right pursuant to section 186 para 3 sentence 4 AktG exclusively serve the purpose of giving the Executive Board the possibility to use the best suitable instrument in each concrete situation, observing the interests of the shareholders and of the Company, but not to repeatedly make use of the various possibilities to exclude the subscription right under these authorizations in order to exclude the shareholders' subscription right to an extent going beyond the limit of 10% of the capital stock set out in section 186 para 3 sentence 4 AktG.

Report on Item 9 of the Agenda (Authorized Capital of € 64,000,000.00)

The Executive Board made use of the authorization, with the approval of the Supervisory Board, to increase the capital stock of the Company by issuing registered shares (authorized capital in the amount of € 45,600,000.00 in accordance with the resolution adopted at the General Meeting of 18 May 2004, Item 10 of the Agenda), and partly made use thereof through the capital increase in September 2005. For this reason, a new authorized capital in the amount of € 64,000,000.00 is proposed.

If this authorized capital is used, it is to be possible to exclude the subscription right with the approval of the Supervisory Board if the new shares are issued in the event of a cash capital increase pursuant to section 186 para 3 sentence 4 AktG for an amount which does not fall far short of the stock exchange price. This authorization enables the Company to quickly and flexibly react to market opportunities

in its various fields of business and if need be to also very quickly cover capital requirements which may arise. The exclusion of the subscription right makes it possible not only to react more speedily but also to place the shares for a price as close as possible to the then current market price, i.e. without the mark-down which is generally necessary in a rights issue. This results in greater issue proceeds for the benefit of the Company. In addition, such a placement can help to win new shareholder groups. When making use of the authorization, the Executive Board will fix the mark-down as low as possible under the market conditions prevailing at the time of the placement. The mark-down from the stock exchange price at the time of the use of this authorized capital will in no case exceed 5% of the stock exchange price at that time. The shares issued with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed - in total - 10% of the capital stock, neither at the time of the entry into force of the authorization nor at the time at which it is made use of. Own shares which are sold count for the purposes of this limitation provided they are sold during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG. Furthermore, shares issued or to be issued to service bonds with conversion or option rights or a conversion obligation count for the purposes of this limitation, provided the bonds are issued during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right by analogous application of section 186 para 3 sentence 4 AktG. This requirement takes account of the shareholders' need for dilution protection for their shareholdings in compliance with the statutory provisions. The limitation of the scope of the increase in capital without a subscription right gives every shareholder in principle the possibility to acquire the shares necessary to maintain his participation quota through the stock exchange subject to similar conditions. It is thus ensured that, in line with the statutory weighing of interests in section 186 para 3 sentence 4 AktG, the financial and voting interests are reasonably preserved whenever this authorized capital is used with an exclusion of this subscription right, while at the same time opening up further room for manoeuvre by the Company in the interests of all shareholders.

The possibility for the Executive Board to exclude the subscription right with the approval of the Supervisory Board in respect of fractions facilitates the handling of a rights issue if fractions arise because of the issue volume or to present a practicable subscription ratio.

Report on Item 10 of the Agenda (Authorization to Issue Convertible Bonds, Warrant-Linked Bonds, Special Dividend Rights and/or Dividend Bonds)
The Executive Board is currently authorized, by resolution adopted at the Annual General Meeting of 18 May 2004, Item 11 of the Agenda, to issue bonds with conversion or option rights to registered shares in the Company, with the approval of the Supervisory Board once or several times in the time up to 17 May 2009 with a maturity of up to 30 years. The Executive Board has so far not made use of this authorization.

In addition to the classic possibilities of procurement of outside capital and of equity capital, the issue of convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or combinations of these instruments) (together 'bonds') provides the possibility for TUI AG to use attracting financing alternatives on the capital market, depending on the market situation. In particular, the authorization to issue profit-related or profit-oriented instruments such as special dividend rights and dividend bonds extends the existing possibilities of TUI AG to strengthen its financial resources through the issue of so-called hybrid financing instruments and to thereby create the preconditions for the future business development. For this reason, it is proposed to the General Meeting to grant a new

authorization to issue convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or combinations of these instruments). The proposed new authorization is intended to achieve both an adjustment to the current market practises and a further flexibilization. On the whole, it is to be possible to issue bonds up to a total nominal amount of € 1,000,000,000.00, granting a subscription right to up to 39,116,600 registered no-par shares in TUI AG.

The issue of convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds (or combinations of these instruments) makes it possible to raise outside capital on attractive terms. Depending on the bond terms, this capital can be classified both for rating purposes and for balance-sheet purposes as equity or as near-equity resources. The conversion or option premiums which are obtained as well as the equity classification enhance the capital basis of the Company and thus enable it to use attractive financing possibilities. The further possibilities which are envisaged in addition to granting convertible and/or option rights, namely to impose conversion obligations or to combine convertible bonds, warrant-linked bonds, special dividend rights and/or dividend bonds, extend the range of possibilities regarding the details of these financing instruments. As financing forms have become common the area of the so-called hybrid financing instruments which have an unlimited term, the authorization sets aside the current limitation of maturity for bonds with conversion or option rights respectively conversion obligations. The authorization gives the Company also the necessary flexibility to place the bonds itself or through participation companies in which it directly or indirectly holds a majority. Bonds can be denominated in euros or in the legal tender of any OECD member state.

To be able to adequately use the spectrum of the possible capital market instruments which represent conversion or option rights respectively conversion obligations, it appears appropriate to maintain the admissible issue volume in the new authorization in the amount of € 1,000,000,000.00 and to fix the conditional capital which serves to fulfil the conversion and option rights at € 100,000,000.00. This ensures that this authorization can be fully made use of. The number of shares which are needed to fulfil conversion and option rights respectively conversion obligations under a bond with a particular issue volume generally depends on the stock exchange price for the TUI share at the time of the issue of the bond. If a sufficient amount of conditional capital is available, the possibility to completely make use of the authorization to issue conversion or option bonds is secured.

In principle, a subscription right must be granted to the shareholders when convertible or warrant-linked bonds, special dividend rights and dividend bonds are issued. If convertible and/or warrant-linked bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion or option right) are to be issued, the Executive Board is to be authorized, by analogous application of section 186 para 3 sentence 4 AktG, to exclude this subscription right with the approval of the Supervisory Board if the issuing price does not fall far short of the market value of the bonds. This can help to enable the Company to benefit on short notice from favourable stock market conditions and to quickly and flexibly place a bond on attractive terms. The stock markets have become far more volatile. Whether the best possible issue result can be achieved will therefore increasingly depend on whether the Company can react quickly to market developments. Favourable and competitive conditions can generally be fixed only if the Company is not bound for an excessively long offering period. To ensure the attractiveness of the conditions and thus the chances of success for the issue during the entire offering period, a significant security mark-down will generally have to be made for a rights issue. Although section 186 para 2 AktG now allows the subscription price to be published (and thus the bond terms for bonds with

conversion or option rights) up to the third last day of the subscription period, the volatility of the stock markets even then represents a market risk for several days, resulting in security mark-downs in determining the bond terms, and thus in non-competitive terms. Because of the uncertainty regarding the exercise of a subscription right, an alternative placement with third parties is more difficult or involves greater expense. Finally, if the Company grants a subscription right, the duration of the subscription period prevents it from reacting on short notice to a change of the market situation, which can result to unfavourable conditions for the procurement of capital by the Company.

The shareholders' interests are preserved in that the bonds must not be issued essentially below market value. The market value is to be determined in accordance with the recognized principles of the mathematics of finance. For this, the Executive Board will generally obtain an expert opinion from an experienced investment bank or Audit Company. In fixing the price, the Executive Board will take account of the capital market situation in each case and keep the mark-down from the market value as small as possible. The arithmetic value of a subscription right will thus be practicably zero so that the shareholders cannot sustain any financial disadvantage worth mentioning from the exclusion of the subscription right. Moreover, the shareholders have the possibility to maintain their share of the capital stock of the Company through an acquisition to the stock exchange subject to almost identical terms. Their financial interests are thus preserved in a fair and reasonable manner.

The authorization to exclude the subscription right pursuant to section 186 para 3 sentence 4 AktG applies only to bonds with rights to shares which represent no more than 10% of the capital stock, neither at the time of the entry into force of the authorization nor at the time of its exercise. Own shares sold during the term of this authorization up to the time at which it is made use of with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG count for the purposes of this limitations. Furthermore, shares issued during the term of this authorization up to the time at which it is made use of from the authorized capital with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG also count for the purposes of this limitation.

This attributability is intended to protect the shareholders' interests in the smallest possible dilution of their participation.

If special dividend rights or dividend bonds without a conversion right, option right or conversion obligation are issued, the Executive Board is authorized, with the approval of the Supervisory Board, to entirely exclude the shareholders' subscription right, if these special dividend rights or dividend bonds are debenture-like securities, i.e. no membership rights are granted in the Company, no participation in the liquidation proceeds is granted, and the amount of the yield is not calculated on the basis of the annual profit, the balance-sheet profit or the dividend. In addition, it is necessary for the yield and the issue amount of the special dividend rights or the dividend bonds to be in line with the market conditions for comparable fund raising at the time of the issue. If these preconditions are fulfilled, no disadvantages arise for the shareholders from the exclusion of the subscription right, as the special dividend rights or the dividend bonds grant no membership rights and also no participation in the liquidation proceeds or in the profit of the Company. Although it is possible to provide for the yield to depend on the existence of an annual profit, a balance-sheet profit or a dividend, it would be inadmissible to provide for a higher annual profit, a higher balance-sheet profit or a higher dividend to result in a higher yield. Thus, the issue of the special dividend rights or dividend bonds neither changes nor dilutes the voting right or the shareholders' participation in the Company or its profits. In addition, because of the terms

of issue in line with the market situation, which is required by mandatory law in the event of such an exclusion of the subscription right, the subscription right has no value worth mentioning.

Both of the above possibilities to exclude the subscription right give the Company the flexibility to quickly react to favourable market situations, and enable it to flexibly use a low interest level or a favourable demand situation on short notice for an issue. The crucial aspect here is that, as opposed to an issue of bonds with a subscription right, the issuing price can be fixed only directly prior to the placement, avoiding an increase risk of a price change for the duration of a subscription period, and maximizing the issue proceeds in the interests of all shareholders. Moreover, the elimination of the run-up period involved in the subscription right provides further benefits both in respect of the costs for raising the funds and in respect of the placement risk. A placement without a subscription right can reduce the safety margin which is otherwise necessary, likewise the placement risk, and the raising of funds is possible at a lower price for the benefit of the Company and its shareholders.

The Executive Board is also authorized to exempt fractions from the subscription right with the approval of the Supervisory Board. Such fractions can arise from the amount of the issue volume and to present a practicable subscription ratio. In this case, the exclusion of the subscription right facilitates the handling of the capital measure.

Furthermore, the Executive Board is to have the possibility, with the approval of the Supervisory Board, to exclude the shareholders' subscription right in order to grant the holders of conversion or option rights or of bonds involving conversion obligations a subscription right to the extent that they would have such a right after exercising their conversion or option rights or, as the case may be, after the fulfilment of a conversion obligation. This offers the possibility, instead of reducing the option or conversion price, to grant the holders of option or conversion rights already existing at that time a subscription right as dilution protection. It is in line with the market standard to issue bonds with such dilution protection.

Bonds can also be issued for non-cash contributions, provided that is in the interests of the Company. In this case, the Executive Board is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right, provided the value of the non-cash contributions is fair and reasonable in relation to the theoretic market value of the bond to be determined in accordance with the recognized principles of the mathematics of finance. This opens up the possibility to use the bonds in suitable cases also as an acquisition currency, for example in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or planes). For example, the need may well arise in negotiations to offer valuable consideration not by payment of money, but in some other form. The possibility to offer bonds as valuable consideration thus represents an advantage in competition for interesting acquisition targets, and creates the necessary freedom of action to benefit from opportunities to acquire companies, parts of companies, participations or other assets while preserving the available liquidity. This can also make sense in the light of an optimal financing structure.

The Executive Board will in each case carefully examine whether to make use of the authorization to issue convertible bonds and/or warrant-linked bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion obligation) for non-cash contributions with an exclusion of the subscription right. The Executive Board will do so only if this is in the interests of the Company and thus of the shareholders.

The proposed conditional capital serves to service the conversion or option rights issued with the convertible or

warrant-linked bonds or special dividend rights or dividend bonds or to fulfil conversion obligations for shares of the Company, provided the bonds were issued for cash contributions. Instead, other forms of performance can also be used.

Conversion or option rights respectively conversion obligations arising from bonds issued for non-cash contributions can on the other hand not be serviced out of the conditional capital. For this, it is necessary either to use own shares or to make an increase in capital for non-cash contributions. For an increase in capital for non-cash contributions, the authorized capital according to the resolution to be adopted under Item 8 of the Agenda is available. As a non-cash contribution, the claim arising from the bond is to be brought in, the determination of its value extending to the question whether the claim is valuable and whether the non-cash contribution was equivalent to the issuing price.

Report on Item 15 of the Agenda (Authorization to Acquire and Use own Shares)
The proposal in Item 15 of the Agenda provides for an authorization to acquire own shares pursuant to section 71 para 1 no. 8 AktG in the amount of up to 10% of the capital stock, limited to a period of 18 months.

TUI AG adopted a resolution at the Annual General Meeting of 11 May 2005 for an authorization to acquire own shares, limited to the time up to 9 November 2006. Because of the expiry of this authorization in the current financial year, this resolution including the authorization is to be annulled with effect from the entry into force of the new authorization to be granted at this Annual General Meeting.

In addition to an acquisition through the stock exchange, the Company is to be given the possibility to acquire own shares through a public purchase offer to be addressed to the shareholders of the Company or through the public invitation to the shareholders to submit an offer for the purchase of shares. The principle of equal treatment set out in the Stock Corporation Act must be observed. In the case of a public invitation to submit an offer, the addressees of the invitation can decide how many shares and – if a price range is fixed – at what price they wish to offer them to the Company. If a public purchase offer is oversubscribed or, in the case of an invitation to submit an offer for the purchase of shares, not all offers among several equivalent offers can be accepted, the shares are to be allocated on a pro rata basis. However, it is to be possible to provide for the preferential acceptance of a small member or of small parts of offers up to a maximum of 100 shares. This possibility serves to avoid fractions in determining the quotas to be acquired as well as small remaining shareholdings, and thus to facilitate the technical handling. The purchase price which is offered or the minimum and maximum value of the purchase price range offered per share (without ancillary acquisition costs) must not exceed or fall short of by more than 10% the average closing price in XETRA trading (or a comparable follow-up system) on the three trading days preceding the day of the public announcement of the offer or, as the case may be, the public invitation to submit a sales offer. If a substantial deviation from the relevant price arises after the publication of a public purchase offer or after the public invitation to submit a sales offer, the average price on the three trading days preceding the public announcement or offer can instead be used. The purchase offer or, as the case may be, the invitation to submit a sales offer can provide for further terms to be applicable.

The own shares which are acquired may be used for all purposes admissible by law, in particular also the following:

The proposed resolution contains the authorization to sell the previously acquired own shares outside the stock exchange for cash payment with an exclusion of the subscription right.

A precondition for this is that the shares are sold at a price which does not fall far short of the stock exchange price of shares in the Company with the same features at the time of the sale. This authorization makes use of the possibility to simplify the exclusion of subscription rights allowed under section 71 para 1 no. 8 AktG and, analogously, section 186 para 3 sentence 4 AktG. The shareholders' interest in dilution protection is taken account of the prohibition of selling the shares for a price which falls far short of the relevant stock exchange price. The final determination of the sales price for the own shares is made just before the sale. The Executive Board will keep a possible mark-down from the stock exchange price as low as possible in accordance with the market conditions prevailing at the time of the placement. The mark-down form the stock exchange price at the time at which the authorization is made use of will in no case exceed 5% of the then current stock exchange price. The authorization applies subject to the proviso that the shares sold with an exclusion of the subscription right pursuant to section 186 para 3 sentence 4 AktG must not exceed - in total - 10% of the capital stock, neither at the time of the entry into force of this authorization nor at the time of its exercise. The exercise of this authorization shall only occur in the way that the border of 10% of the capital stock which is determined by section 186 para 3 sentence 4 AktG must be adhered in total, i.e. by inclusion of the possible exercise of the proposed authorizations under item 9 and 10. The shareholders in principles have the possibility to maintain their participation quota by purchasing TUI shares through the stock exchange. The authorization is in the interests of the Company because it provides a greater degree of flexibility. It makes it possible in particular to issue shares specifically to cooperation partners.

The sale of own shares can, with the approval of the Supervisory Board, also be made for non-cash contributions with an exclusion of the shareholders' subscription right. The Company is thereby enabled to offer own shares directly or indirectly as valuable consideration in connection with mergers or in connection with the acquisition of companies, parts of companies, participations or other assets (e.g. hotels, ships or planes). International competition and the globalization of the economy frequently require valuable consideration to be paid in such transactions in the form of shares. The authorization proposed here is intended to give the Company the necessary flexibility to quickly and flexibly benefit both nationally and internationally from opportunities which arise to acquire companies, parts of companies, participations or other assets. For this, the proposed exclusion of the subscription right is necessary. In determining the pricing ratios, the Executive Board will take care that the shareholders' interests are reasonably preserved. The Executive Board will, in determining the value of the shares granted as valuable consideration, orient itself by the stock exchange price for the TUI share. No formalistic orientation by a stock exchange price is intended, especially in order not to jeopardize negotiation results which have been achieved through fluctuations of the stock exchange price.

The authorization also provides for the own shares to be used, with an exclusion of the shareholders' subscription right, to fulfill conversion or subscription rights of holders of warrant-linked bonds or convertible bonds (or, as the case may be, special dividend rights or dividend bonds with a conversion right, option right or conversion duty) issued by the Company or by its group members companies. It may be expedient to entirely or partly use own shares to fulfill the conversion rights instead of new shares from an increase in capital.

The above possibilities can be used not only with respect to shares acquired on the basis of this authorization. Instead, the authorization also comprises shares which were acquired pursuant to section 71d sentence 5 AktG. It is advantageous and provides further flexibility to be able to utilize these own shares in the same way as the shares acquired on the basis

of this authorization.

The own shares acquired on the basis of this authorization can, with the approval of the Supervisory Board, be called in by the Company without a new resolution of the General Meeting. In accordance with section 237 para 3 no. 3 AktG, the General Meeting of the Company can resolve upon the redemption of its fully paid-in no-par shares without requiring a reduction of the capital stock of the Company. The proposed authorization expressly provides for this alternative in addition to a redemption with a capital reduction. If own shares are redeemed in without a capital reduction, the arithmetic share of the other no-par shares in the capital stock of the Company automatically increases. The Executive Board is therefore also to be authorized to make any necessary amendments of the Charter with respect to the number of no-par shares which may change through a redemption.

If the authorization is made use of, the Executive Board will report to the next General Meeting.

The German version of the notice of the Annual General Meeting and the agenda is binding. The English translation is for convenience only.

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2006/counter_motions.html

Counter Motions for TUI AG's Annual General Meeting on 10 May 2006, Hanover

Regarding our general meeting on 10 May 2006, Hanover, two shareholders have submitted counter-motions to topics 3 and 12 of the agenda which are to be made available by the company. The motions are listed in the same order as the agenda topics.

Mr **Michael Hohenester,** Munich

Regarding topic 3 of the agenda:

„I request that the management board should not be discharged.

Substantiation:
By its policy, the Executive Board does not act in the interest of its shareholders.

A particular example here was an incident in the last business year, which was representative of a whole series of transactions which in my opinion were not advantageous for the shareholders.

The purchase of CP Ships was made with a clear mark-up on what in my opinion was the justifiable amount, which was primarily based on comparative market prices and earnings figures.

The purchase occurred at a time in which container shipping was in a cyclical boom, due to high freight rates. In the years 2006 and 2007, considerable numbers of new ships will come on the market, which will most probably put the freight rates under great pressure.

Financing via a capital increase, which from a strategic point of view was unwisely carried out at low share prices, constitutes in this dimension an unacceptable dilution of the dividends of existing shareholders, and, to a considerable extent, takes away their ability to participate in the future development of the company.

The concept of the integrated tourism group is out of date in my opinion and – due to high fixed costs – deprives our company of the necessary flexibility required in order to react appropriately to crises. Furthermore a commitment by our firm in the extraordinarily competitive air transport industry is no longer acceptable. Our company does not have the means to grow with container shipping while concurrently being profitable in air transportation and also financing necessary investments in the group's own hotels.

I refer the shareholders to my appeal in the shareholders' forum of the electronic German Federal Gazette

(elektronischer Bundesanzeiger)."

Statement of the Executive Board:

The Executive Board was guided by the interests of the company and of its shareholders both when purchasing CP Ships and when carrying out the capital increase and the additional financing measures that were taken in order to finance the acquisition. The effected steps strengthen the profitability of the (TUI) group and create new growth opportunities. The Executive Board will comment on this at the shareholders' meeting.

Mr **Klaus Koch,** Hamburg

Regarding topic 12 of the agenda:

„The proposal of the Executive Board and of the Supervisory Board is rejected; the proposed paragraph 5 of Section 18 of the Charter is deleted without substitution.

Substantiation:
In my opinion there are no objections against the amount of the intended remuneration of the members of the Supervisory Board or the breakdown of such amount in fixed and variable elements.

However, the conclusion of a damage liability insurance for the benefit of the members of the Supervisory Board at the expense of the company and thus of its shareholders is unacceptable. A damage liability of the members of the Supervisory Board is only taken into consideration in case of a liable, either negligent or deliberate breach of duty of the Supervisory Board. Considering the declared professional competence of the members of the Supervisory Board, who have been elected by the shareholders, no event leading to a liability for damages can occur if the Supervisory Board diligently performs its incumbent duties. Given the remuneration amount of all members of the Supervisory Board, an adequate diligence is expected. Should a member of the Supervisory Board have so little self-confidence with respect to the proper performance of its duties that he wishes to be insured against mistakes, he is free to conclude an insurance at its own expense."

Statement of the Executive Board:

The Charter clause rejected by the shareholder (so-called D&O damage liability insurance for supervisory boards) is already a part of the Charter of TUI AG. Merely the numbering of the Section changes (Section 18 para. 4 becomes Section 18 para. 5).

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2006/dividend_notification.html

Dividend Notification

ISIN-Code:	WKN:
DE 000 TUA G00 0	TUA G00
DE 000 TUA G2B 8	TUA G2B
DE 000 TUA G4B 4	TUA G4B

On 10 May 2006, upon the proposal of the Executive Board and the Supervisory Board, the annual general meeting of TUI AG resolved to use an amount of 193,064,082.75 € out of the balance-sheet profit of the financial year 2005 of 195,500,000.00 € to pay a dividend of 0.77 € on the capital stock of 640,987,649.75 € and to carry forward on new account the remaining amount of 2,435,917.25 €.

The payment of the dividend will be effected as of 11 May 2006 by the depositary banks, with a deduction of 20% capital gains tax as well as 5.5% solidarity surcharge on the capital gains tax (in total 21.1%).

The capital gains tax and the solidarity surcharge are creditable against the tax due by domestic shareholders who are not exempted from tax. The capital gains tax and the solidarity surcharge will not be deducted in cases where a domestic shareholder submits an exemption order for capital gains to the domestic bank keeping its shares or provides a certificate of non-assessment from the fiscal authorities.

TUI AG
The Executive Board
Berlin/Hanover, May 2006

TUI
Aktiengesellschaft

http://www.tui-group.com/en/ir/agm/agm_2006/voting_results.html

Voting Results - Annual General Meeting, 10 May 2006

Item	Number of Yes-Votes	Number of No-Votes	Number of Abstentions from voting	Acceptance in %
Item 2 Appropriation of the Balance Sheet Profit	93,906,780	77,810	162,757	99.74
Item 3 Formal Approval of the Activities of the Executive Board	79,100,222	4,784,057	10,264,108	84.02
Item 4 * Formal Approval of the Activities of the Supervisory Board	61,772,768	486,881	247,202	98.83
Item 5 Appointment of the Auditor	93,679,784	142,092	326,731	99.50
Item 6 New Elections for the Supervisory Board				
Jean-Claude Baumgarten	93,655,572	167,019	324,806	99.48
Jella Susanne Benner-Heinacher	93,638,035	220,066	289,980	99.46
Sepp Dieter Heckmann	93,531,289	255,033	361,016	99.35
Dr. Jürgen Krumnow	93,424,030	399,546	324,098	99.23
Dr. Dietmar Kuhnt	92,095,478	1,719,151	333,868	97.82
Roberto López Abad	93,101,099	673,221	373,952	98.89
Dr. h.c. Abel Matutes Juan	93,574,233	198,549	373,795	99.39
Carmen Riu Güell	93,540,224	255,967	352,171	99.35
Dr. Manfred Schneider	82,251,589	1,560,385	10,336,373	87.36
Dr. Franz Vranitzky	92,177,290	1,654,048	316,909	97.91
Item 7 Change the Objects of the Company Section 3 para 1 of the Charter	93,557,755	323,862	266,980	99.37
Item 8 Authorized Capital - EUR 246 million Section 4 para 8 of the Charter	78,583,399	15,024,910	540,115	83.47
Item 9 Authorized Capital - EUR 64 million Section 4 para 5 of the Charter	88,648,997	5,221,189	278,147	94.20
Item 10 Bonds and New Conditional Capital Section 4 para 7 of the Charter	88,710,607	4,806,014	631,616	94.22
Item 11 Voting Procedure of the Supervisory Board Section 16 para 1 of the Charter	93,591,491	253,191	303,885	99.41
Item 12 New Structure of the Remuneration for the Supervisory Board Section 18 of the Charter	92,803,977	758,637	584,803	98.57
Item 13 Change of the Notice Period for Calling the AGM Section 20 para 1 of the Charter	93,807,229	104,640	236,116	99.63
Item 14 Shareholders' Speaking Time and Time to Ask Questions Section 22 para 2 of the Charter	91,094,833	2,827,555	225,783	96.76
Item 15 Acquire and Use own Shares	92,335,534	1,553,407	259,733	98.07

* In consideration of nonvoting shares (§ 136 AktG).

RECEIVED

2007 DEC 17 P 1:01

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A4: COMPANIES HOUSE FILINGS

TUI TRAVEL

Companies House

— for the record —

287(ef)

Change in situation or address of a Registered Office

Company Name: **TUI TRAVEL PLC**

Company Number: **06072876**

Received for filing in Electronic Format on the: **16/11/2007**

New Address Details

New Address: **TUI TRAVEL HOUSE**
CRAWLEY BUSINESS QUARTER
FLEMING WAY
CRAWLEY
WEST SUSSEX
UNITED KINGDOM RH10 9QL

Please Note:

The change in the Registered Office does not take effect until the Registrar has registered this form. For 14 days beginning with the date that a change of Registered Office is registered, a person may validly serve any document on the company at its previous Registered Office.

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **12/11/2007** *Authenticated:* **Yes (E/W)**

A/c: 00400071

M

CHFP041

Please do not write in this margin

Please complete legibly, preferably in black type or bold block lettering

* Insert full name of company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use

Company number: 06072876

Name of company

*TUI TRAVEL PLC (the ***Assignor***)

Date of creation of the charge

2 November 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Security Assignment (the ***Security Assignment***)

Amount secured by the mortgage or charge

For details of the amount secured by the Security Assignment please see Continuation Sheet 1 attached hereto

Names and addresses of the mortgagees or persons entitled to the charge

RBS AEROSPACE LIMITED, IFSC House, IFSC, Ireland (the ***Assignee***)

Postcode: Dublin 1

Presenter's name, address and reference (if any)

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LAN

Time critical reference
RFM/RW

For official use (02/2006)
Mortgage Section

Post room

MONDAY

LWHTEULK
LD4 12/11/2007 32
COMPANIES HOUSE

C \Program Files\Oyez\Oyez Legal Forms\User\TUI plc [COM395] olf

COM395/1

Short particulars of all the property mortgaged or charged

For details of the property charged under the Security Assignment please see Continuation Sheet 2 attached hereto

The Security Assignment contains a negative pledge

Please do not write in this margin

Please complete legibly, preferably in black type or bold block lettering

Particulars as to commission allowance or discount (note 3)

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed Freshfields Bruckhaus Deringer Date 12 November 2007

On behalf of ~~[company]~~ [~~mortgagee~~/chargee] †

† Delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage" or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his

(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or

(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders are to be made payable to **Companies House**

6 The address of the Registrar of Companies is - Companies House, Crown Way, Cardiff CF4 3UZ

CONTINUATION SHEET 1

This Continuation Sheet 1 is in respect of a Form 395, submitted on 12 November 2007 on behalf of RBS Aerospace plc regarding a Security Assignment granted by TUI Travel plc in favour of RBS Aerospace plc and dated 2 November 2007.

AMOUNT SECURED BY THE MORTGAGE OR CHARGE

All moneys, liabilities and obligations which are now or at any time hereafter may be due, owing or payable by the Assignor in any currency, actually or contingently, solely or jointly and/or severally with another or others, as principal or surety, on any account whatsoever pursuant to the Lease and the Security Assignment, or as a consequence of any breach, non-performance, disclaimer or repudiation by the Assignor (or by any liquidator, receiver, administrative receiver, administrator or any similar officer of the Assignor) of any of its obligations under the Lease and the Security Assignment, and (i) (except as expressly otherwise provided) references to the Secured Obligations include references to any of them, and (ii) any amount expressed to be payable under the Lease shall be deemed to form part of the Secured Obligations notwithstanding that the liability of or recourse to the Assignor or its respective assets in respect thereof is limited by any provision of the Lease (the ***Secured Obligations***)

T + 10

Capitalised terms used but not defined in this Continuation Sheet 1 are defined in Continuation Sheet 3 attached hereto

CONTINUATION SHEET 2

This Continuation Sheet 2 is in respect of a Form 395, submitted on 12 November 2007 on behalf of RBS Aerospace plc regarding a Security Assignment granted by TUI Travel plc in favour of RBS Aerospace plc and dated 2 November 2007.

SHORT PARTICULARS OF ALL THE PROPERTY MORTGAGED OR CHARGED

All of the right, title and interest, present and future, of the Assignor in, to and under

(a) the Sub-Lease, including without limitation the Sub-Lease Payments,

(b) all proceeds in respect of any of the foregoing,

together with

(i) all claims, rights and remedies of the Assignor arising out of or in connection with a breach of or default under or in connection with the Sub-Lease (including, without limitation, all damages and other compensation payable for or in respect thereof), and

(ii) all rights of the Assignor to require, enforce and compel performance of all of the provisions of the Sub-Lease, and otherwise to exercise all claims, rights and remedies thereunder, including without limitation all rights to terminate the leasing of the Aircraft under or pursuant to the Sub-Lease or in connection therewith, and all rights to give and receive notices, reports, requests and consents, to make demands, to exercise discretions, options and elections thereunder and to take all other action thereunder, pursuant thereto or in connection therewith,

(the ***Assigned Property***)

Capitalised terms used but not defined in this Continuation Sheet 2 are defined in Continuation Sheet 3 attached hereto

CONTINUATION SHEET 3

This Continuation Sheet 3 is in respect of a Form 395, submitted on 12 November 2007 on behalf of RBS Aerospace plc regarding a Security Assignment granted by TUI Travel plc in favour of RBS Aerospace plc and dated 2 November 2007.

Capitalised terms used in this Form 395 (and not otherwise defined herein) have the following meanings

Aircraft means a Boeing 737-800 with manufacturer's serial number 35100 (which term includes where the context admits a separate reference to all Engines, Parts and Aircraft Documents),

Aircraft Documents means the documents, data, records aircraft manuals and technical records relating to the Aircraft at the time of Delivery and any other documents and records referred to in clause 12 2 and Schedule 11 of the Lease and all additions, renewals, revisions and replacements from time to time made thereto in accordance with the Lease,

Delivery means delivery of the Aircraft on lease by Assignee to Assignor under the Lease,

Delivery Date means the date on which Delivery occurs,

Engine means, whether or not for the time being installed on the Aircraft

(a) either and each of CFM International CFM56-7B 26 engines with manufacturer's serial numbers 894981 and 895982, or

(b) any engine which has replaced either of those engines, title to which has, or should have, passed to the Assignee in accordance with the Lease,

and in each case includes all modules and Parts from time to time belonging to or installed in those engines but excludes any properly replaced engine title to which has, or should have, passed to the Assignor pursuant to the Lease,

Lease means the lease agreement dated 16 February 2007 between the Assignee as lessee and TUI A G as lessor, in relation to the Aircraft, as novated pursuant to the Novation Agreement and as amended, supplemented or novated from time to time,

Novation Agreement means the novation agreement dated 2 November 2007 between the Assignor, as new lessee, Assignee, as lessor, and TUI A G , as existing lessee, in relation to the Aircraft

Part means, whether or not for the time being installed on the Aircraft

(a) any component, furnishing or equipment (other than a complete Engine) furnished with the Aircraft on the Delivery Date, and

(b) any other component, furnishing or equipment (other than a complete Engine) title to which has, or should have, passed to the Assignee pursuant to the Lease,

but excludes any such items title to which has, or should have, passed to the Assignor pursuant to the Lease,

Security Assignment means the security assignment in respect of the Sub-Lease, dated 2 November 2007, between the Assignee and the Assignor

Sub-Lease means the sub-lease agreement dated 25 October 2007 between the Sub-Lessee and the Assignor in relation to the Aircraft (as novated from time to time)

Sub-Lease Payments means any and all payments payable by the Sub-Lessee to the Assignor pursuant to the Sub-Lease, including, without limitation, all rent

Sub-Lessee means TUI Airlines Nederland B V

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 06072876

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A SECURITY ASSIGNMENT DATED THE 2nd NOVEMBER 2007 AND CREATED BY TUI TRAVEL PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO RBS AEROSPACE LIMITED RFM/RW ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 12th NOVEMBER 2007.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 15th NOVEMBER 2007.

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

HC026B

LFM GROUP LASERFORM

225

Please complete in typescript, or in bold black capitals

CHFP025

Change of accounting reference date

Company Number 6072876

Company Name in Full TUI TRAVEL PLC

	Day	Month	Year
The accounting reference period ending	3 1	0 7	2 0 0 8
is XXXXXXX/extended † so as to end on	3 0	0 9	2 0 0 8

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period

a You may not change a period for which the accounts are already overdue

b You may not extend a period beyond 18 months unless the company is subject to an administration order

c You may not extend periods more than once in five years unless

1 the company is subject to an administration order, or

2 you have the specific approval of the Secretary of State, (please enclose a copy), or

3 you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or

4 the form is being submitted by an oversea company

Subsequent periods will end on the same day and month in future years

If extending more than once in five years, please indicate in the box the number of the provision listed in note c on which you are relying: 3

Signed [signature] **Date** 18/09/07

† a director / secretary / XXXXXXXX / XXXXXXXXXXXX / XXXXXXXXXXXX / XXXXXXXXXX / XXXXXXXXXXXXXXXXXXXXXXXXXX

† Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000
DX number 28 DX exchange

FRIDAY
AC4M3T5D
A12 21/09/2007 365
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 12/99

981838

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Bulk

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number 6072876

Company name in full TUI Travel PLC ✓

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,118,010,650		
Nominal value of each share	10p each		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY
ACQ6HT4W
A22 20/09/2007 387
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED DISK	Class of shares allotted Ordinary 10p Shares	Number allotted 1,118,010,650
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] **Date** 7. 9. 07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Claire Dixon

Lloyds TSB Registrars, The Causeway, Worthing, West Suusex

BN99 6DA Tel 01903 702889

DX number DX exchange



FORM ML8/1(03/07) CDROM/FICHE

A

BULK LIST OF ALLOTTMENTS FOR COMPANY NUMBER – 6072876

A BULK LIST OF ALLOTTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS DOCUMENT. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 24/09/07. TO OBTAIN A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE – 08457 573991

WEB CUSTOMERS PLEASE PHONE – 0870 333 3636

TUI Travel PLC (formerly Coppereagle PLC)

Directors' report and financial statements

for the period ended 31 July 2007

Registered number 6072876

SATURDAY
AZ866SEZ
A22 25/08/2007 749
COMPANIES HOUSE

TUI Travel PLC (formerly Coppereagle PLC)

Directors' report and financial statements for the period ended 31 July 2007

TUI Travel PLC (formerly Coppereagle PLC)

Directors and advisors

Directors

Dr Michael Frenzel
Sir Michael Hodgkinson
Peter Long
Peter Rothwell
Paul Bowtell
William Waggott
Christoph Mueller
Dr Volker Bottcher
Rainer Feuerhake
Tony Campbell
Clare Chapman
Bill Dalton
Jeremy Hicks
Giles Thorley

Secretary

Andrew John

Registered office

First Choice House
London Road
Crawley
West Sussex
RH10 9GX

Registered auditors

PricewaterhouseCoopers LLP
First Point
Buckingham Gate
Gatwick
West Sussex
RH6 0NT

TUI Travel PLC (formerly Coppereagle PLC)

Directors' report for the period ended 31 July 2007

The Directors present their report and the audited financial statements for the period ended 31 July 2007

Principal activity

The Company was incorporated on 29 January 2007 as Coppereagle PLC By virtue of a special resolution dated 19 June 2007, the Company changed its name to TUI Travel PLC on 21 June 2007

Financial information for the period ended 31 May 2007 was produced in a Prospectus for the purposes of the proposed issue of up to 1,118,034,839 new ordinary shares in the Company These shares are to be issued in connection with the proposed merger of TUI Tourism, being the travel and tourism division of TUI AG, excluding certain hotel assets, and First Choice Holidays PLC ("the Merger") The Merger is expected to complete on 3 September 2007, at the same time as admission of the Company's ordinary shares to the Official List and to trading on the London Stock Exchange's main market for listed securities, ("Admission"), is expected to become effective

Other than the incorporation and the subsequent issue of the Prospectus associated with the proposed merger the Company has had no activity during the period

Costs related to the proposed merger are being dealt with by companies in the TUI AG and First Choice Holidays PLC groups and will be charged to the Company in the event that the Merger completes and Admission takes place Accordingly no profit and loss account is presented

Statement of Directors' responsibilities in respect of the Report and the financial statements

The Directors are responsible for preparing the Report and the financial statements in accordance with applicable law and regulations

Company law requires the Directors to prepare financial statements for each financial year Under that law the Directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law) The financial statements are required by law to give a true and fair review of the state of affairs of the Company and of the profit or loss of the Company for that period

In preparing those financial statements, the Directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgements and estimates that are reasonable and prudent,
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements,
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business, in which case there should be supporting assumptions or qualifications as necessary

The Directors confirm that they have complied with the above requirements in preparing the financial statements

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

Directors' report
for the period ended 31 July 2007 (continued)

Statement of disclosure of information to auditors

So far as the Directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

The Directors have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant information and to establish that the Company's auditors are aware of that information

This report has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies

By order of the Board

Andrew John
Company Secretary

Dated 17 August 2007

Independent auditors' report to the members of TUI Travel PLC

We have audited the financial statements of TUI Travel PLC for the period ended 31 July 2007 which comprise the Balance Sheet, the Cash Flow Statement and the related notes These financial statements have been prepared under the accounting policies set out therein

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland) This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985 We also report to you if, in our opinion, the Directors' Report is consistent with the financial statements

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read the Directors' report and consider the implications for our report if we become aware of any apparent misstatements within it

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion

In our opinion

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 July 2007 and of its cash flows for the period then ended,
- the financial statements have been properly prepared in accordance with the Companies Act 1985, and
- the information given in the Directors' Report is consistent with the financial statements

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Gatwick   Dated   August 2007

TUI Travel PLC (formerly Coppereagle PLC)

Independent auditors' report to the members of TUI Travel PLC

We have audited the financial statements of TUI Travel PLC for the period ended 31 July 2007 which comprise the Balance Sheet, the Cash Flow Statement and the related notes These financial statements have been prepared under the accounting policies set out therein

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland) This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985 We also report to you if, in our opinion, the Directors' Report is consistent with the financial statements

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read the Directors' report and consider the implications for our report if we become aware of any apparent misstatements within it

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion

In our opinion

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 July 2007 and of its cash flows for the period then ended,
- the financial statements have been properly prepared in accordance with the Companies Act 1985, and
- the information given in the Directors' Report is consistent with the financial statements

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Gatwick

Dated 17th August 2007

TUI Travel PLC (formerly Coppereagle PLC)

Balance sheet
as at 31 July 2007

	Note	31 July 2007
		£
Current assets		
Cash and cash equivalents		50,000
Total assets and net assets		**50,000**
Capital and reserves		
Called up share capital	4	50,000
Shareholders' funds	5	**50,000**

The financial statements were approved by the Board of Directors on 17 August 2007 and were signed on its behalf by

Paul Bowtell
Director

TUI Travel PLC (formerly Coppereagle PLC)

Cash flow statement
for the period ended 31 July 2007

	Note	Period ended 31 July 2007
		£
Net cash inflow/ (outflow) from operating activities		-
Financing		
Issue of ordinary and redeemable preference shares	4	**50,000**
Increase in cash and cash equivalents	6	**50,000**

TUI Travel PLC (formerly Coppereagle PLC)

Notes to the financial statements for the period ended 31 July 2007

1 Accounting policies

The principal accounting policies applied in the preparation of the financial statements are set out below

Basis of preparation

The financial statements have been prepared on a going concern basis in accordance with the Companies Act (1985) and applicable accounting standards in the United Kingdom

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum of three months

Dividends

Dividend distributions to the Company's shareholders are recognised as a liability in the financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements

2 Auditors' remuneration

As mentioned in the Director's Report, costs are being borne by other companies in the TUI AG and First Choice Holidays PLC groups The auditors' remuneration in respect of audit services for the period, borne by another company, was £1,000

3 Directors' emoluments and employee costs

There were no employees during the period and no Director received any remuneration

4 Share capital

The Company was incorporated with an authorised share capital of £100,000 divided into 100,000 shares of £1 each On incorporation, the Company had an issued share capital of two ordinary shares of £1 each The following alterations to the authorised and issued share capital of the Company have taken place since its incorporation

- on 19 June 2007, a written shareholders' resolution was passed re-designating and converting 49,998 authorised but unissued ordinary shares into Redeemable Preference Shares of £1 each which will be redeemed automatically upon Admission, subject to the availability of sufficient distributable reserves The Redeemable Preference Shares have the rights and restrictions described below,
- on 19 June 2007, 49,998 Redeemable Preference Shares were issued at par for cash,
- on 28 June 2007, each issued and unissued ordinary share of £1 each was sub-divided into ten ordinary shares of ten pence each, and
- on 28 June 2007, the authorised share capital was increased from £100,000 to £200,000,000 by the creation of 1,999,000,000 ordinary shares of ten pence each

On 31 July 2007, Andrew Lloyd John, as nominee, and TUI AG each held ten ordinary shares of ten pence

	At 31 July 2007		
	Number	Nominal amount per share	**Total value £**
Authorised ordinary share capital	1,999,500,020	10p	**199,950,002**
Authorised redeemable preference share capital	49,998	£1	**49,998**
Issued and fully paid ordinary shares	20	10p	**2**
Issued and fully paid redeemable preference shares	49,998	£1	**49,998**

Redeemable Preference Shares

The following is a summary of the rights and provisions in the Articles relating to the non-voting, non-dividend bearing Redeemable Preference Shares

(i) Income the holders of the Redeemable Preference Shares shall not be entitled to receive a dividend,

(ii) Capital on a return of capital £1 per share,

(iii) Voting no right to vote at any general meeting of the Company unless (a) the meeting is to consider any resolution approving the purchase by the Company of its own shares, a reduction in the capital of, or the winding up of the Company, or (b) the meeting is to consider any resolution which abrogates or varies the rights attaching to the Redeemable Preference Shares,

(iv) Redemption subject to the provisions of the Companies Acts, the Redeemable Preference Shares shall be redeemed automatically upon Admission

5 Reconciliation of movements in shareholders' funds

	Share capital	Total
	£	£
At incorporation	2	2
Issue of shares	49,998	49,998
Shareholders' funds at 31 July 2007	50,000	50,000

6 Reconciliation in net cash

	At incorporation	Cash flow	At 31 July 2007
	£	£	£
Cash in hand and at bank	2	49,998	50,000

TUI Travel PLC (formerly Coppereagle PLC)

Notes to the financial statements for the year ended 31 July 2007 (continued)

7 Commitments

Since incorporation the Company has entered into the following agreements

Merger Agreement

On 19 March 2007, TUI AG, First Choice Holidays PLC and the Company entered into the Merger Agreement in connection with the Merger The Merger Agreement sets out the terms on which the Company will acquire each of First Choice Holidays PLC and TUI Tourism, being the travel and tourism division, excluding certain hotel assets, of TUI AG

Under the Merger Agreement, the Merger will be effected by the acquisition by the Company of TUI Tourism and by the acquisition of First Choice Holidays PLC by means of a scheme of arrangement The Company will acquire TUI Tourism in consideration for the issue to TUI AG of ordinary shares constituting 51 per cent of the issued ordinary share capital of the Company immediately after completion (on a fully diluted basis) and will acquire First Choice Holidays PLC in consideration for the issue to First Choice Holidays PLC Shareholders of ordinary shares constituting 49 per cent of the issued ordinary share capital of the Company immediately after completion (on a fully diluted basis)

The Merger Agreement may be terminated by TUI AG or First Choice Holidays PLC in certain circumstances If the Scheme and the reduction of capital have not become effective by 31 October 2007, the Merger Agreement shall automatically terminate

Relationship Agreement

Following completion, TUI AG will hold 51 per cent of the Company's shares on a fully diluted basis The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon completion and records the understanding between TUI AG and the Company regarding the relationship between them and the governance of the Company

The Relationship Agreement sets out certain conditions such as those in relation to the composition of the Board, in relation to transactions by TUI AG in respect of the Company's shares and approval of certain of the Company's transactions

The Relationship Agreement remains in force until the shares of the Company are no longer admitted to listing on the Official List and to trading on the London Stock Exchange or TUI AG holds less than ten per cent of the rights to vote at general meetings of the Company

Sponsors' Agreement

The Company, First Choice Holidays PLC, certain companies within the TUI Tourism Group and each of Deutsche Bank AG, Lazard & Co , Limited and Morgan Stanley & Co Limited (the "Joint Sponsors") entered into the Sponsors' Agreement on 29 June 2007 Under the terms of the Sponsors' Agreement, the Company appointed each of the Joint Sponsors to act as the Company's sponsor in connection with Admission The Company has undertaken to pay certain costs, charges, fees and expenses and to reimburse the Joint Sponsors for certain costs incurred in connection with Admission Pursuant to the terms of the agreement, the Company has also given certain representations, warranties, indemnities and undertakings to the Joint Sponsors in connection with the Merger and Admission The Sponsors' Agreement may be terminated by the Joint Sponsors prior to Admission in certain circumstances

7 Commitments (continued)

The Shareholder Loan Agreement

On 29 June 2007 the Company entered into the Shareholder Loan Agreement with TUI AG under the terms of which TUI AG will lend a maximum amount of €2 billion (£1 4 billion) to the Company for general corporate purposes The facility will be available in its entirety from completion of the Merger until three years after the Company is no longer restricted from raising external finance under the terms of the Relationship Agreement The loan is available to be drawn down only on completion Any amounts repaid under the facility cannot be redrawn

Hotel Framework Agreement

TUI AG and the Company entered into an agreement on 26 June 2007 which gives the Company continued access to the hotel operations retained by TUI AG on completion of the Merger The agreement expires on 31 October 2011

Credit Facility Agreement

The Company entered into a five year credit facility agreement on 29 June 2007 with Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking which provides a £600 million credit facility Interest is payable based upon LIBOR (or EURIBOR) plus a 0 75 per cent margin On 3 August 2007 this facility was increased by a further £170 million to a total of £770 million

Bonding Facility Agreement

On 29 June 2007 the Company entered into a £400 million bonding facility agreement with Barclays Capital, The Royal Bank of Scotland and Société Générale Corporate & Investment Banking The final maturity date of the facility is 31 March 2008, unless notice is given to extend the bonding facility, in which case the final maturity date will be 31 March 2009 On 3 August 2007 this facility was increased by a further £30 million to a total of £430 million

8 Contingent liabilities

In the event of successful completion of the merger of TUI Tourism and First Choice Holidays PLC and listing of the Company's shares, the Company will be charged transaction and other costs currently being dealt with by companies in the TUI AG and First Choice Holidays PLC groups These costs are estimated at £27 million As at 31 July 2007, the payment of such fees by the Company remains contingent, as in the event that the Merger does not complete, costs will remain with those companies Therefore, no liabilities have been recognised in these financial statements On successful completion any costs arising will form part of the cost of investments

LFM GROUP
LASERFORM

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6072876

Company Name in Full TUI TRAVEL PLC

	Day	Month	Year
The accounting reference period ending	3 1	0 1	2 0 0 8
is shortened/XXXXXXX † so as to end on	3 1	0 7	2 0 0 7

Subsequent periods will end on the same day and month in future years

If extending more than once in five years, please indicate in the box the number of the provision listed in note c on which you are relying [ ]

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period

a You may not change a period for which the accounts are already overdue

b You may not extend a period beyond 18 months unless the company is subject to an administration order

c You may not extend periods more than once in five years unless

1 the company is subject to an administration order, or

2 you have the specific approval of the Secretary of State, (please enclose a copy), or

3 you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or

4 the form is being submitted by an oversea company

Signed [signature] **Date** 30.7.07

† a director / secretary / XXXXXXXX / XXXXXXXXXXXXXXXX / XXXXXXXXXXXXX / XXXXXXXXXXX / XXXXXXXXXXXXXXXXXXXXXXXXXXXX

† Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

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When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 6072876

Please complete legibly, preferably in black type, or bold block lettering

Name of company

* insert full name of company

* TUI Travel PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 28 06.2007 the nominal capital of the company has been increased by £ 199,900,000.00 beyond the registered capital of £ 100,000.00

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached †

The conditions (eg voting rights, dividend rights, winding-up rights etc) subject to which the new shares have been or are to be issued are as follows

The new shares shall rank pari passu to the existing ordinary shares of TUI Travel PLC.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 28 06.2007

Presenter's name address and reference (if any)
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

7755/30873931
Tel: 020 7374 8000

For official Use (02/06)
General Section | Post room

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Laserform International 12/08 874835

G

CHFP025

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 6072876

Name of company

* insert full name of company

* TUI Travel PLC

gives notice that

Each of the issued and unissued ordinary shares of £1 each in TUI Travel PLC be sub-divided into 10 ordinary shares of 10 pence each.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 28.06.2007

Presenter's name address and reference (if any)
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

7755/30873931
Tel 020 7374 8000

For official Use (02/06)
General Section | Post room

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6072876.

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

TUI TRAVEL PLC

Incorporated on 29 January 2007

TUESDAY

1 The Company's name is "TUI TRAVEL PLC"[1]

2 The Company is to be a public company

3 The Company's registered office is to be situated in England and Wales

4 The objects for which the Company is established are [2]

(A) To carry on the business of a holding company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise deal in such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights of interest in property as the Company shall deem fit, and generally to hold, manage, develop, lease, sell or dispose of the same, and to vary any of the investments of the Company, and to enter into, assist or participate in financial, commercial, mercantile, industrial, and other transactions, undertakings, and businesses of every description

(B) To carry on business as a general commercial company

(C) To carry on business as carriers of passengers, goods and other articles by air, sea and land, and as proprietors, agents, consultants, charterers and hirers of aeroplanes, sea-planes and aircraft generally, ships, yachts, boats, motor cars, coaches and omnibuses and mechanically propelled vehicles of every description

(D) To carry on business as owners, managers, proprietors and operators of holiday accommodation throughout the world, including villas, cottages, chalets, houses, apartment blocks, hotels and guest houses, to carry on business as travel agents and operators and to establish and carry on travel bureaux, touring agencies, custom's clearing agencies, to organise and conduct trips, holidays and excursions of all kinds in any part of the world, to provide hotel and lodging accommodation and to act as agents for railways, shippers, carriers and as sellers and dealers in

[1] The name of the Company was changed from Coppereagle plc to TUI Travel PLC on 21 June 2007 pursuant to a written resolution passed on 19 June 2007

[2] Amended by written resolution passed on 28 June 2007

any tickets issued by them, and to provide any other accommodation, assistance or services to travellers and tourists

(E) To construct, build, improve, maintain, work, manage, carry out or control any roads, ways, tramways, railways, branches or sidings, reservoirs, water courses, wharves, manufactories, warehouses, shops, stores, buildings, and conveniences, which may seem calculated directly or indirectly to advance the Company's interests, and contribute to, subsidise, or otherwise assist or take part in the construction, improvements, maintenance, working, management, carrying out, or control thereof

(F) To acquire and undertake the whole or any part of the business, property, and liabilities of any person or company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for the purposes of the Company

(G) To enter into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company, and to take or otherwise acquire shares and securities of any such company, and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same

(H) To sell the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other Company having objects, altogether or in parts, similar to those of this Company

(I) To invest and deal with the moneys of the Company not immediately required, upon such securities, and in such manner as may from time to time be determined

(J) To lend money to such persons, and on such terms, as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons

(K) To borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures, or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property, both present and future, including its uncalled capital

(L) To give indemnity for, or to guarantee, support, secure the performance of all or any of the obligations of any person or company with or without consideration and whether or not the Company obtains any benefit therefrom whether by personal covenant or by mortgage, charge or lien on the whole or any part of the undertaking, property and assets of the Company both present and future, including its uncalled capital, or by all or any of such methods or in any other manner, and in particular, but without limiting the generality of the foregoing to give indemnity for, or to guarantee, support or secure with or without consideration and whether or not the Company obtains any benefit therefrom whether by personal covenant or by any such mortgage, charge or lien, or by all or any of such methods the performance of all or any of the obligations (including the repayment or

payment of the principal and premium of, and interest on, any securities) of any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company

(M) To provide any guarantee or indemnity in respect of the performance or discharge of any obligation or liability by, or otherwise for the benefit of, any person

(N) To purchase and maintain insurance for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or to be done as a director, or auditor

(O) To make, endorse, execute, and issue promissory notes, bills of exchange, debentures, and other negotiable or transferable instruments

(P) To sell, improve, manage, develop, lease, mortgage, dispose of, turn to account, or otherwise deal with all or any of the property of the Company

(Q) To establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or may be or have been directors or officers of the Company or of any such other companies as aforesaid, and the wives, widows, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of, the Company or of any such other company as aforesaid or any such persons as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition of any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Act shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation

(R) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in

respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire

(S) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests

(T) To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions

(U) To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world

(V) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies

(W) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid

(X) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same

(Y) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts

(Z) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the

Company credited as paid up in full or in part or otherwise as may be thought expedient

(AA) To distribute among the members of the Company in kind any property of the Company of whatever nature

(BB) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company

(CC) To procure the Company to be registered or recognised in any part of the world

(DD) To do all or any of the above things in any part of the world, as principals, agents, contractors, trustees, or otherwise, and by or through trustees, agents, or otherwise, and either alone or in conjunction with others, and the doing of all such other things as are incidental or conducive to the attainment of the above objects

5 The liability of the members is limited

6 The Company's share capital is £100,000 divided into 100,000 shares of £1 each*

---

*

(A) By a written resolution passed on 19 June 2007 the authorised share capital of the Company was converted from £100,000 divided into 100,000 ordinary shares of £1 each to £100,000 divided into 50,002 ordinary shares of £1 each and 49,998 redeemable preference shares of £1 each

(B) By a written resolution passed on 28 June 2007 the authorised share capital of the Company was increased from £100,000 divided into 50,002 ordinary shares of £1 and 49,998 redeemable preference shares of £1 each to £200,000,000 divided into 1,999,500,020 ordinary shares of 10 pence each and 49,998 redeemable preference shares of £1 each

RECEIVED 2007 DEC 17 P 1:01

TUI TRAVEL PLC ('THE COMPANY')

(Company No. 6072876)

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO REGULATION 53 OF TABLE A WHICH FORMS PART OF THE COMPANY'S ARTICLES OF ASSOCIATION

We, the undersigned, being all the members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT**

1 each of the issued and unissued ordinary shares of £1 each be sub-divided into 10 ordinary shares of 10 pence each,

2 the authorised share capital of the Company be increased from £100,000 to £200,000,000 by the creation of 1,999,000,000 ordinary shares of 10 pence each,

3 the directors of the Company be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "**Act**") to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £200,000,000 to such persons at such times and on such terms as the directors may think fit, such authority to be in substitution for any and all existing authorities provided that such authority shall expire immediately following admission of the Company's ordinary share capital to the official list of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities ("**Admission**"),

4 the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the general authority described in resolution 3 as if section 89(1) of the Act did not apply to the allotment, provided that such power shall expire upon the expiry of the authority described in resolution 3 above,

5 the directors of the Company be and are hereby generally and unconditionally authorised with effect from the expiry of the authority specified in resolution 3 above, pursuant to section 80 of the Act, to exercise all of the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £38,000,000 (or such lesser amount as shall equal one-third of the nominal value of the issued ordinary share capital of the Company immediately following Admission) for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) 5 years after the date of the passing of such resolution, but so that the Company may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such authority and the directors of the Company may allot

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relevant securities in pursuance of such offers or agreements as if the authority had not expired,

6 the directors of the Company be and are hereby generally empowered with effect from the expiry of the authority specified in resolution 4 above pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 5 above or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to such allotment (such power, unless previously revoked, to expire 5 years after the date of the passing of this resolution, save that the Company may make offers or agreements which would or might require equity securities to be allotted after the expiry of such power and the directors of the Company may allot equity securities in pursuance of such offers or agreements as if such power had not expired), such power being limited to

(a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the interests of the equity shareholders are proportionate (as near as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever, and

(b) the allotment of equity securities, otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount equal to 5 per cent of the nominal value of the issued ordinary share capital of the Company immediately following Admission,

7 subject to and conditional upon Admission, the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 10 pence each of the Company provided that

(a) the maximum number of ordinary shares of 10 pence each hereby authorised to be acquired is an amount equal to 10 per cent of the ordinary share capital of the Company immediately following Admission,

(b) the minimum price which may be paid for any such ordinary share is the nominal value of such ordinary share being 10 pence,

(c) the maximum price which may be paid for any such ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased,

(d) the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company,

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract

8 that the Memorandum of Association of the Company be amended by the deletion of the existing clause 4 and the substitution of the following therefore

"The objects for which the Company is established are -

(A) To carry on the business of a holding company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise deal in such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights of interest in property as the Company shall deem fit, and generally to hold, manage, develop, lease, sell or dispose of the same, and to vary any of the investments of the Company, and to enter into, assist or participate in financial, commercial, mercantile, industrial, and other transactions, undertakings, and businesses of every description

(B) To carry on business as a general commercial company

(C) To carry on business as carriers of passengers, goods and other articles by air, sea and land, and as proprietors, agents, consultants, charterers and hirers of aeroplanes, sea-planes and aircraft generally, ships, yachts, boats, motor cars, coaches and omnibuses and mechanically propelled vehicles of every description

(D) To carry on business as owners, managers, proprietors and operators of holiday accommodation throughout the world, including villas, cottages, chalets, houses, apartment blocks, hotels and guest houses, to carry on business as travel agents and operators and to establish and carry on travel bureaux, touring agencies, custom's clearing agencies, to organise and conduct trips, holidays and excursions of all kinds in any part of the world, to provide hotel and lodging accommodation and to act as agents for railways, shippers, carriers and as sellers and dealers in any tickets issued by them, and to provide any other accommodation, assistance or services to travellers and tourists

(E) To construct, build, improve, maintain, work, manage, carry out or control any roads, ways, tramways, railways, branches or sidings, reservoirs, water courses, wharves, manufactories, warehouses, shops, stores, buildings, and conveniences, which may seem calculated directly or indirectly to advance the Company's interests, and contribute to, subsidise, or otherwise assist or take part in the construction, improvements, maintenance, working, management, carrying out, or control thereof

(F) To acquire and undertake the whole or any part of the business, property, and liabilities of any person or company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for the purposes of the Company

(G) To enter into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company, and to take or otherwise acquire shares and securities of

any such company, and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same

(H) To sell the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other Company having objects, altogether or in parts, similar to those of this Company

(I) To invest and deal with the moneys of the Company not immediately required, upon such securities, and in such manner as may from time to time be determined

(J) To lend money to such persons, and on such terms, as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons

(K) To borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures, or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property, both present and future, including its uncalled capital

(L) To give indemnity for, or to guarantee, support, secure the performance of all or any of the obligations of any person or company with or without consideration and whether or not the Company obtains any benefit therefrom whether by personal covenant or by mortgage, charge or lien on the whole or any part of the undertaking, property and assets of the Company both present and future, including its uncalled capital, or by all or any of such methods or in any other manner, and in particular, but without limiting the generality of the foregoing to give indemnity for, or to guarantee, support or secure with or without consideration and whether or not the Company obtains any benefit therefrom whether by personal covenant or by any such mortgage, charge or lien, or by all or any of such methods the performance of all or any of the obligations (including the repayment or payment of the principal and premium of, and interest on, any securities) of any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company

(M) To provide any guarantee or indemnity in respect of the performance or discharge of any obligation or liability by, or otherwise for the benefit of, any person

(N) To purchase and maintain insurance for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or to be done as a director, or auditor

(O) To make, endorse, execute, and issue promissory notes, bills of exchange, debentures, and other negotiable or transferable instruments

(P) To sell, improve, manage, develop, lease, mortgage, dispose of, turn to account, or otherwise deal with all or any of the property of the Company

(Q) To establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or may be or have been directors or officers of the Company or of any such other companies as aforesaid, and the wives, widows, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of, the Company or of any such other company as aforesaid or any such persons as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition of any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Act shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation

(R) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire

(S) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests

(T) To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions

(U) To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world

(V) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies

(W) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid

(X) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same

(Y) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts

(Z) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient

(AA) To distribute among the members of the Company in kind any property of the Company of whatever nature

(BB) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company

(CC) To procure the Company to be registered or recognised in any part of the world

(DD) To do all or any of the above things in any part of the world, as principals, agents, contractors, trustees, or otherwise, and by or through trustees, agents, or otherwise, and either alone or in conjunction with others, and the doing of all such other things as are incidental or conducive to the attainment of the above objects "

9 the regulations contained in the printed document annexed hereto and initialled for the purpose of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company

Signed [signature] Signed [signature]

Date 28 June 2007 Date 28 June 2007

ARTICLES OF ASSOCIATION

of

TUI TRAVEL PLC

(adopted by special resolution passed on 28 JUNE 2007)

10/7992615

INDEX

ARTICLES OF ASSOCIATION

of

TUI TRAVEL PLC

(adopted by special resolution passed on 2007)

PRELIMINARY

1 (1) In these articles the following words bear the following meanings-

"the 1985 Act" means the Companies Act 1985 to the extent in force from time to time,

"the 2006 Act" means the Companies Act 2006 to the extent in force from time to time,

"the Acts" means the 1985 Act and the 2006 Act,

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means,

"these articles" means the articles of the Company,

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect,

"electronic form" has the same meaning as in the 2006 Act,

"electronic means" has the same meaning as in the 2006 Act,

"executed" means any mode of execution,

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares,

"the Stock Exchange" means the London Stock Exchange PLC,

"Office" means the registered office of the Company,

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the 1985 Act, or either of them as the case may require,

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary, and

"the Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a

security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be)

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force

(5) In these articles, unless the context otherwise requires

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders, and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons

(6) In these articles

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form or made available on a website are "in writing" for the purposes of these articles,

(b) the eiusdem generis rule does not apply Accordingly, specific words indicating a type, class or category of thing do not restrict the meaning of general words following such specific words, such as general words introduced by the word "other" or a similar expression Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words,

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise, and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors

(7) The headings are inserted for convenience only and do not affect the construction of these articles

2 The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company

SHARE CAPITAL

3 (1) The share capital of the Company is £200,000,000 divided into £1,999,500,020 ordinary shares of 10 pence each and 49,998 non-voting, non-dividend bearing redeemable preference shares of £1 each ("Redeemable Preference Shares")

(2) The holders of the Redeemable Preference Shares shall not be entitled to receive a dividend

(3) On a distribution of assets of the Company among its members on a winding up or other return of capital (other than a redemption or purchase by the Company of

its own shares), the holders of the Redeemable Preference Shares shall be entitled, in priority to any holder of any other class of shares, to receive an amount equal to the aggregate of the capital paid up on each Redeemable Preference Share

(4) Subject to article 3(3), the holders of the Redeemable Preference Shares shall not be entitled to participate in the profits or assets of the Company

(5) A holder of Redeemable Preference Shares shall be entitled to receive notice of and to attend any general meeting of the Company but shall not have the right to vote in respect of its holding of Redeemable Preference Shares unless

(i) it is proposed at the meeting to consider any resolution approving the purchase by the Company of its own shares, a reduction in the capital of, or the winding up of the Company, in which case holders of the Redeemable Preference Shares shall be entitled to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on, or

(ii) it is proposed at the meeting to consider any resolution which abrogates or varies the rights and privileges attaching to the Redeemable Preference Shares, in which case holders of Redeemable Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on

(6) If entitled to vote at a general meeting of the Company, every holder of Redeemable Preference Shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every Redeemable Preference Share held by such member

(7) Notwithstanding the rights of the holders of Redeemable Preference Shares under article 3(5), the written consent of the holders of three-quarters in nominal value of the issued Redeemable Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of Redeemable Preference Shares is required if the rights and privileges attaching to the Redeemable Preference Shares are to be varied or abrogated in any way

(8) All the provisions of the articles relating to general meetings of the Company shall apply, with any necessary changes, to every general meeting of the holders of Redeemable Preference Shares

(9) Subject to the Acts and without prejudice to article 3(10), the Redeemable Preference Shares shall be redeemed automatically upon admission of any of the Company's ordinary share capital to the Official List of the UK Listing Authority upon which the redemption money in respect of such Redeemable Preference Shares shall be paid by the Company to the registered holders of the Redeemable Preference Shares

(10) Subject to the Acts, the Company shall have the right at any time, with or without prior notice to the holders of Redeemable Preference Shares, to redeem any Redeemable Preference Shares (provided that they are fully paid and that they represent the total number of Redeemable Preference Shares held by that member)

(11) No Redeemable Preference Shares redeemed by the Company shall be capable of being reissued

(12) In the event of any inconsistency between articles 3(1) to 3(11) and any other provision of these articles, the provisions of articles 3(1) to 3(11) shall prevail

4 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine)

5 Subject to the provisions of the Acts, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles

6 Subject to the provisions of the Acts and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit

7 The Company may exercise the powers of paying commissions conferred by the Acts Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder

9 Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted, and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 9(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form

10 Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings

VARIATION OF RIGHTS

11 Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up

(a) in such manner (if any) as may be provided by those rights, or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy

12 Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares

SHARE CERTIFICATES

13 (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate

LIEN

14 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share The directors may declare any share to be wholly or in part exempt from the provisions of this article The Company's lien on a share shall extend to all amounts payable in respect of it

15 The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold

16 To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser, and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to

convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

17 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

CALLS ON SHARES AND FORFEITURE

18 Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

19 A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed

20 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it

21 If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the directors may waive payment of the interest wholly or in part

22 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call

23 Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

24 The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree

25 If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will

be liable to be forfeited If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

26 Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person

27 A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

28 A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share

TRANSFER OF SHARES

29 The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

30 Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned The transfer may not be in favour of more than four transferees

31 (1) The directors shall not register any person as a holder of any share in the Company (other than an allottee under an issue of shares by way of capitalisation of profits or reserves made pursuant to the terms of these articles or a Depositary (as defined in article 38)) unless

(a) in the case of shares held in certificated form, such person has furnished to the directors a declaration (in such form as the directors may from time to time prescribe) signed by him or on his behalf (or, in the case of corporation, sealed by the corporation or signed on its behalf by an attorney or a duly authorised officer of the corporation), together with

such evidence as the directors may require of the authority of any signatory on behalf of such person, stating (i) the name and nationality of any person who has an Interest in any such share and (if such declaration or the directors so require) the nature and extent of the Interest of each such person, and/or (ii) such other information as the directors may from time to time determine,

(b) in the case of shares held in uncertificated form, the directors receive such information relating to nationality as the directors may from time to time determine through a relevant system

(2) The directors shall, in any case where they may consider it appropriate, require such person or the Operator to provide such evidence or give such information as to the matters referred to in the declaration as they think fit (acting reasonably) The directors shall decline to register any person as a holder of a share held in certificated form if such further evidence or information is not provided or given The directors shall, so long as they act reasonably and in good faith, be under no liability to the Company or to any other person if they register any person as a holder of a share on the basis of a declaration or other evidence or information provided pursuant to this article, which declaration, evidence or information appears on its face to be correct Nothing in this article shall in any way restrict the exercise by the directors of their powers pursuant to article 38(8)

(3) For the purpose of this article, the expression "Interest" shall have the meaning set out in article 38(2)

32 (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer,

(b) is in respect of only one class of share, and

(c) is in favour of not more than four transferees

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer

33 If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal

34 Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine

35 No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share

36 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given

37 Nothing in these articles (other than article 38(8)) shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

LIMITATION ON SHARE OWNERSHIP

38 (1) The purpose of this article is to ensure that so long as and to the extent that the holding or enjoyment by the Company or any subsidiary of the Company of any Operating Right is conditional on the Company being to any degree owned and/or controlled by EEA Nationals, the Company is so owned and controlled

(2) In this article -

"Affected Share" means any share which shall be treated as such pursuant to sub-paragraph (b) of paragraph (4) of this article,

"Affected Share Disposal" means a disposal or disposals of or of Interests in an Affected Share such that the Share ceases to be an Affected Share,

"Affected Share Notice" means a notice in writing served in accordance with the provisions of paragraph (5) of this article,

"business day" means a day upon which dealings in domestic securities may take place on and with the authority of the Stock Exchange,

"Depositary" means a custodian or other person approved by the directors appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Depositary Shares and issues securities evidencing the right to receive such Shares,

"Depositary Receipts" means receipts or similar documents of title issued by or on behalf of a Depositary

"Depositary Shares" means the Shares held by a Depositary or in which such Depositary is interested in its capacity as a Depositary,

"EC Regulation" means Council Regulation (EEC) No 2407/92 of 23 July 1992 (as amended or readopted) on licensing of air carriers,

"EEA National" means any national of a Member State,

"Exempted Share" means, subject to paragraph (10) of this article, any Share which is at the relevant time held by (or by a nominee or custodian trustee for)

(a) any charity which is registered under the provisions of the Charities Act 1960, or

(c) any exempt charity within the meaning of that Act,

In this article 38, a person shall be deemed to have an "Interest" in relation to shares, if

(a) such person has an interest which would (subject as provided below) be taken into account, or which he would be taken as having, in determining for the purposes of Part 22 of the 2006 Act whether a person has a notifiable interest, or

(b) he has any such interest as is referred to in Part 22 of the 2006 Act,

but shall not be deemed to have an Interest in any shares in which his spouse or civil partner or any infant child or stepchild of his is interested by virtue of his relationship with the spouse, civil partner, infant child or stepchild or any shares which he holds as a bare or custodian trustee under the laws of England or as a simple trustee under the laws of Scotland, and "interested" shall be construed accordingly,

"Intervening Act" means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company or any subsidiary of the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, regulatory authority or person in reliance upon any provision or by reason of any matter or circumstance relating to the nationality of persons owning or controlling (however described) the Company,

"Member State" means

(a) any state that from time to time is a Member State for the purposes of the EC Regulation, and

(b) any state to which the provisions of the EC Regulation apply by virtue of an agreement between the European Community and that state,

"Operating Right" means all or any part of any authority, permission, licence or privilege which enables an air service to be operated, howsoever granted,

"Permitted Maximum" means, if at any time the directors have specified a maximum under sub-paragraph (b)(iii) of paragraph (4) of this article, that aggregate number of Shares which they have so specified as the maximum aggregate permitted number of Relevant Shares,

"Relevant Person" means

(a) any individual who is not an EEA National,

(b) any body corporate other than a body corporate which is incorporated under the laws of any part of, and which has its principal place of business and central management and control in, a Member State,

(c) a government or governmental department, agency or body, otherwise than of a Member State or any part thereof,

(d) any municipal, local, statutory or other authority or any undertaking or body formed or established in any country other than a Member State, and/or

(e) any person who (i) falls within any of the foregoing paragraphs of this definition and (ii) would be taken to be interested in any Shares pursuant to the provisions of Part 22 of the 2006 Act if a body corporate were interested in those Shares,

"Relevant Share" means any Share, other than an Exempted Share or a Share particulars of which are removed by the directors from the Separate Register pursuant to paragraph (3)(e) of this article, in which a Relevant Person has an Interest or which is declared by the directors to be a Relevant Share pursuant to paragraph (3)(d) of this article,

"Separate Register" means the register to be maintained in accordance with paragraph (3)(a) of this article,

"Share" means any ordinary share in the share capital of the Company, and

"Stock Exchange Nominee" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange (being a person designated for the purposes of Section 185 of the Act in the rules of the recognised investment exchange in question)

(3) (a) The directors shall maintain, in addition to or, if the register of members is maintained in a non-documentary form, in a fashion such that it is distinct from, the register of members, a Separate Register, in which shall be entered particulars of any Share which

(i) has been acknowledged by the holder (or by any one of joint holders) or the Operator, whether pursuant to a declaration made in accordance with article 31 or sub-paragraph (c) below or otherwise, to be a Relevant Share, or

(ii) has been declared to be a Relevant Share pursuant to sub-paragraph (d) below,

and in either case which has not ceased to be a Relevant Share

(b) The particulars entered on the Separate Register in respect of any Share shall comprise, in addition to the identity of the holder or joint holders, such information as has been requested by and supplied to the directors (regarding where appropriate, the name and nationality of any person having an Interest in such Share and the nature and extent of the Interest of each such person) pursuant to a declaration made in accordance with article 31 or sub-paragraph (c) below or otherwise or, if no such information has been supplied, such information as the directors consider appropriate The directors may from time to time (if they so determine) cause to be entered in the Separate Register particulars of any Share in respect of which the holder or any joint holder or the Operator has not made a declaration as to whether or not the Share is a Relevant Share and all or some specified number of the Depositary Shares in respect of which Depositary Receipts have been issued by a Depositary (and any number so specified may from time to time be varied by the directors)

(c) Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly

(d) Whether or not a notice under section 793 of the 2006 Act has been given, the directors may, and if at any time it appears to the directors that a Share, particulars of which have not been entered in the Separate Register, is likely to be a Relevant Share shall, give notice in writing to the registered holder thereof or to any other person who appears to them to be interested in that Share or to the Operator, requiring such person to show to their reasonable satisfaction that such a share is not a Relevant Share Any person on whom such notice has been served and any other

person who is interested in such Share and the Operator may within twenty-one days thereafter (or such longer period as the directors may consider reasonable) make representations to the directors as to why such Share should not be treated as a Relevant Share but if after considering such representations and such other information as seems to them relevant, the directors are not so satisfied, the directors shall declare such Share to be a Relevant Share and it shall thereupon be treated as such

(e) Any holder of a Share which is acknowledged to be a Relevant Share, including for the avoidance of doubt any Affected Share, who becomes aware that such Share is not or has ceased to be a Relevant Share, shall forthwith notify the Company accordingly

(f) The directors shall remove from the Separate Register particulars of any Relevant Share if there has been furnished to them a declaration (in such form as the directors may from time to time prescribe) by the holder of such Relevant Share or the Operator, together with such other evidence as the directors may require, which satisfies the directors either that such Share is no longer a Relevant Share or that, by reason of the fact that an Interest in such Share is held by a person who is not a Relevant Person or the nature of the Interest of the Relevant Person, such Share should not be treated as a Relevant Share

(4) (a) The provisions of sub-paragraph (b) below shall apply where the directors determine that it is necessary or desirable to take steps in order to protect any Operating Right of the Company or any subsidiary of the Company by reason of the fact that

(i) an Intervening Act has taken place,

(ii) an Intervening Act is contemplated, threatened or intended,

(iii) the aggregate number of Relevant Shares particulars of which are entered in the Separate Register is such that an Intervening Act may occur, or

(iv) the ownership or control of the Company is otherwise such that an Intervening Act may occur,

in the case of each of (iii) and (iv) above, taking into account (inter alia) the likelihood of further increases in the aggregate number of Relevant Shares and/or other changes in the ownership or control of the Company

(b) Where a determination has been made under sub-paragraph (a) of this paragraph, the chairman (or any director duly acting in place of the chairman) or the directors, as the case may be, shall take such of the following steps, either immediately upon such determination being made or at any time or times thereafter, as seems to him or them necessary or desirable to overcome, prevent or avoid an Intervening Act or the risk of an Intervening Act

(i) the chairman (or any director duly acting in place of the chairman) may remove any director before the expiration of his term of office,

(ii) the directors may resolve to seek to identify, in accordance with paragraph (7) below, those Shares or Relevant Shares the interests in which gave rise or contributed to the determination, or

would in their sole opinion, if details thereof had been entered on the Separate Register at the relevant time, have given rise to a determination, and to deal with such Shares as Affected Shares, and/or

(iii) the directors may specify a Permitted Maximum of Relevant Shares or vary any Permitted Maximum previously specified, provided that at no time shall the Permitted Maximum be less than 40 per cent of the aggregate number of Shares and, at any time when the aggregate number of Relevant Shares of which particulars are entered in the Separate Register exceeds the Permitted Maximum applying for the time being, the directors may deal with such of the Relevant Shares as they decide are in excess of such Permitted Maximum as Affected Shares

(c) Notwithstanding the provisions of sub-paragraphs (a) and (b) of this paragraph (4), the directors may take the following action if there is a change in any applicable law or the Company or any subsidiary of the Company receives any direction, notice or requirement from any state or regulatory authority or person which, in either case, necessitates such action in order to overcome, prevent or avoid an Intervening Act

(i) the directors may specify that the Permitted Maximum shall be set at such level below 40 per cent as they consider to be the minimum decrease necessary to overcome, prevent or avoid such Intervening Act, and

(ii) the directors may resolve that such number of Relevant Shares as the directors consider to be the minimum number necessary in order to prevent or avoid such Intervening Act shall be treated as Affected Shares for the purposes of this article 38

(5) The directors shall give an Affected Share Notice to the registered holder of any Share which they determine to deal with as an Affected Share and to any other person who appears to them to be interested in that Share and to the Operator (in the case of a Share held in uncertificated form) and shall state which of the provisions of paragraph (6) of this article (all of which shall be set out in the Affected Share Notice) are to be applied forthwith in respect of such Affected Share The directors shall be entitled from time to time to serve further Affected Share Notices in respect of any Affected Share applying further provisions of paragraph (6) of this article The registered holder of a Share in respect of which an Affected Share Notice has been served or any other person on whom an Affected Share Notice in respect of that Share has been served (including the Operator) may make representations to the directors as to why such Share should not be treated as an Affected Share and if, after considering such representations and such other information as seems to them relevant, the directors (acting reasonably) consider that the Share should not be treated as an Affected Share they shall forthwith withdraw the Affected Share Notice served in respect of such Share and the provisions of paragraph (6) shall no longer apply to it For the avoidance of doubt any Share which the directors determine to deal with as an Affected Share shall continue to be an Affected Share unless and until the directors withdraw the Affected Share Notice relating thereto

(6) (a) A registered holder of an Affected Share upon whom an Affected Share Notice has been served shall not (if such Affected Share Notice specifies that the provisions of this sub-paragraph (a) are to apply thereto) be entitled, in respect of such Share, to attend or to speak at any general meeting of the Company or any meeting of the holders of any class of

Shares or to vote at any such meeting and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which, but for the provisions of this sub-paragraph (a), would have attached to the Affected Share shall vest in the chairman of such meeting The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion The chairman of any such meeting as aforesaid shall be informed by the directors of any Share becoming or being deemed to be an Affected Share

(b) (i) The persons on whom an Affected Share Notice has been served shall (if such Affected Share Notice specifies that the provisions of this sub-paragraph (b) are to apply thereto), within ten (10) business days of receiving such Affected Share Notice (or such longer period as may in such Notice be prescribed by the directors), make an Affected Share Disposal so that no Relevant Person has an Interest in that Share and, upon such Affected Share Disposal being made to the reasonable satisfaction of the directors, such Affected Share shall cease to be a Relevant Share The provisions of paragraph (8) of this article shall apply to any transfer in connection with an Affected Share Disposal under this sub-paragraph if as a consequence of the transfer such Share would continue or be capable of continuing to be an Affected Share

(ii) If after ten (10) business days from the date of service on the registered holder of an Affected Share of an Affected Share Notice specifying that the provisions of this sub-paragraph (b) are to apply (or such longer period as the directors may have prescribed), the directors are not reasonably satisfied that an Affected Share Disposal has been made of, or in relation to, the Affected Share the subject thereof, the directors may arrange for the sale of the Affected Share on behalf of the registered holder so that it ceases to be or to be capable of being treated as an Affected Share at the best price reasonably obtainable at the relevant time The manner, timing and terms of any such Affected Share Disposal made or sought to be made by the directors (including but not limited to the price or prices at which the same is made) shall be such as the directors determine, based upon advice from any bankers, brokers or other appropriate persons consulted by them for the purpose, to be reasonably practicable having regard to all the circumstances (including but not limited to the number of Shares to be disposed of) and the directors shall not be liable to any person for any of the consequences of reliance on such advice

(c) For so long as an Affected Share is held in uncertificated form, in circumstances where the directors are obliged, pursuant to sub-paragraph (b)(ii) of this paragraph (6), to arrange for the sale of the Affected Share, the directors may make such arrangements on behalf of the registered holder of the Affected Share as they may think fit either

(a) to transfer title to that Affected Share through a relevant system, or

(b) to convert that Affected Share from uncertificated to certificated form

(7) In deciding which Shares are to be dealt with as Affected Shares the directors shall, where applicable, be entitled to have regard to the Interests in Relevant Shares which in their sole opinion have directly or indirectly caused or contributed to the determination under sub-paragraph (a) of paragraph (4) but subject thereto shall, so far as practicable, have regard to the chronological order in which particulars of Relevant Shares have been, or are to be, entered in the Separate Register (and accordingly treat as Affected Shares those Relevant Shares which have been acquired, or details of which have been entered in the Separate Register, most recently) save in circumstances where the application of such criterion would in the sole opinion of the directors be inequitable or would in the sole opinion of the directors be likely to result for any reason in the exercise of the directors' powers under this article 38 being illegal or unenforceable, in which event the directors shall apply such other criterion or criteria as they may, in their absolute discretion, consider appropriate

(8) The transfer of any Share shall be subject to the approval of the directors if, in the reasonable opinion of the directors, such Share would upon transfer become, or would be capable of being treated as, or would continue to be or would continue to be capable of being treated as, an Affected Share and the directors may refuse to register the transfer of any such Share, provided that, in the case of a Share held in uncertificated form, the directors may only exercise their discretion not to register a transfer if permitted to do so by the Uncertificated Securities Regulations, but provided further that the directors may make such arrangements as they may think fit to convert the relevant Share from uncertificated to certificated form if such conversion might enable the directors to exercise their discretion under this article 38(8)

(9) For the purpose of a sale under paragraph (6)(b)(ii) of this article of a Share held in certificated form, the directors may appoint any person to execute as transferor an instrument of transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred Share in the register of members notwithstanding the absence of any share certificate and such instrument of transfer shall be as effective as if it had been executed by the registered holder and title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto The net proceeds of sale of an Affected Share shall be received by the Company (whose receipt shall be a good discharge for the purchase money), shall be converted into sterling (if necessary) and shall be held on trust for and paid (together with interest at such rate as the directors deem appropriate) to the former registered holder (or, in the case of joint holders, the first-named joint holder thereof in the register of members) upon surrender by him or on his behalf of any certificate in respect of the Affected Shares sold and formerly held by him When an Affected Share has been sold as aforesaid the directors shall notify the former registered holder of the Share and inform him that the net proceeds of sale of the Share will be paid to him upon surrender by him or on his behalf of any certificate in respect of the Share

(10) Subject to the provisions of this article

(a) the directors shall, unless any director has reason to believe otherwise, be entitled to assume without enquiry that all Shares are neither Relevant Shares (other than those Shares particulars of which are entered in the Separate Register) nor Shares which would be or be capable of being treated as Affected Shares if a determination under sub-paragraph (4)(a) were to be made, and

(b) the directors shall, in their discretion, be entitled to assume that all or some specified number of the Shares (as they may reasonably determine) are Relevant Shares if they (or Interests in them) are held by

a Depositary unless and for so long as, in respect of any such Shares, it is established to their reasonable satisfaction that such Shares are not Relevant Shares

(11) (a) The directors shall not be obliged to serve any notice required under this article upon any person if they do not know either his identity or address The absence of service in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this article shall not prevent the implementation of or invalidate any procedure under this article

(b) The provisions of articles 132 to 141 shall apply, with any necessary changes, to the service of notices upon any member pursuant to this article Any notice required by this article to be served upon a person who is not a member or to a person who is a member but to whom article 133(4) applies shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or if more than one, at one of the addresses), if any, at which the directors believe him to be resident or carrying on business Service shall in such a case be deemed to be effected at the expiration of twenty-four hours (or, where second class mail is employed, forty-eight hours) after the time when the envelope containing the same is posted and in proving such service it shall be sufficient to prove that such envelope was properly addressed, pre-paid and posted

(12) Any resolution or determination of, or any decision or the exercise of any discretion or power by, the directors or any one of them or by the chairman of the Company (including any other director duly acting in place of the chairman) under this article shall save in the case of manifest error be final and conclusive and neither he nor they shall be obliged to give any reasons therefore Any disposal or transfer made, or other thing done, by or on behalf, or on the authority, of the directors or any of them pursuant to the foregoing provisions of this article shall be conclusive and binding on all persons concerned and shall not be open to challenge on any ground whatsoever For the avoidance of doubt any powers, rights or duties conferred by this article on the directors can be exercised by a duly authorised committee of the directors

(13) At any time when the directors have resolved to specify a Permitted Maximum or deal with any Shares as Affected Shares (other than on the first occasion when they resolve to specify a Permitted Maximum following the adoption of these articles), they shall publish notice of the determination under sub-paragraph (4)(a) and of any Permitted Maximum which has been specified, together with a statement of the provisions of this article which can apply to Affected Shares and the name of the person or persons who will answer enquiries relating to Affected Shares on behalf of the Company, in such manner as is prescribed for the making of announcements under the rules and regulations of each stock exchange on which Shares or securities evidencing the right to receive Shares are, at the instigation of the Company, listed, quoted or dealt in as at the date of making of such determination At other times the directors shall from time to time so publish information as to the number of Shares particulars of which have been entered in the Separate Register

(14) The directors shall not be required to make the Separate Register available for inspection by any person but shall provide persons who make enquiries which the directors determine in their sole discretion to be bona fide with information as to the aggregate number of Shares of which particulars are from time to time entered in the Separate Register

(15) If, at any time when a determination under sub-paragraph (a) of paragraph (4) has been made and not withdrawn, any person enquires of the directors whether the aggregate number of Relevant Shares exceeds any Permitted Maximum applying for the time being, or whether any Shares in the Company which such person proposes to purchase or in which such person proposes to acquire an Interest would in the opinion of the directors upon such purchase or acquisition become or be capable of becoming or being treated as Affected Shares, whether by reason of the Permitted Maximum being exceeded or otherwise, the directors shall, on sufficient information being given to them to enable them to answer the enquiry, notify the enquirer whether in their opinion the Shares would become or be capable of becoming Affected Shares if he were to purchase them or acquire an Interest in them Notwithstanding the foregoing, any such notification shall not be binding on the directors or the Company and shall not prevent such Shares being subsequently identified as Affected Shares, and the directors and the Company shall not (in the absence of fraud) be liable in any way if such Shares subsequently become Affected Shares

(16) (a) The provisions of sub-paragraph (b) of paragraph (4) of this article shall apply until such time as the directors have resolved that grounds for the making of a determination under sub-paragraph (a) of paragraph (4) have ceased to exist and the directors shall thereupon withdraw such determination

(b) On withdrawal of the determination under sub-paragraph (a) of paragraph (4), the directors shall cease to act pursuant to such determination and shall remove any Permitted Maximum that they may have specified and shall inform every person on whom an Affected Share Notice has been served in respect of an Affected Share which has not yet been transferred or sold by the Company in accordance with paragraph (6) of this article that the provisions of paragraph (6) of this article no longer apply in respect of such Share (which on such withdrawal shall cease to be an Affected Share) However, the withdrawal of such a determination shall not affect the validity of any action taken by the chairman (or any director duly acting as such) or the directors, as the case may be, under this article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever The directors shall publicise the withdrawal of any determination the existence of which has been publicised under paragraph (13) of this article in the same manner as they are required to publicise its existence under such paragraph (13)

(c) The chairman and the directors shall, so long as they act reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with the provisions of this article and neither shall the chairman nor any director be liable to the Company or any other person if, having acted reasonably and in good faith they determine erroneously that any Share is an Affected Share, or that any person is a Relevant Person, or on the basis of such determination or any other determination or resolution, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this article in relation to such Share or person

(17) For the purposes of this article

(i) a person who has an Interest in Shares by virtue of having an Interest in Depositary Receipts shall be deemed to have an Interest in the number of Shares represented by such Depositary Receipts and not (in the

absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary, and

(ii) a person who has an Interest in Shares the registered holder of which is a Stock Exchange Nominee (other than an Interest arising solely as a result of a Stock Exchange Nominee being the registered holder of such Shares) shall not (in the absence of any other reason why he should be so treated) be deemed to have an Interest in the remainder of the Shares held by such Stock Exchange Nominee

TRANSMISSION OF SHARES

39 If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him

40 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall transfer title to the share to that person All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

41 A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares

DISCLOSURE OF INTERESTS

42 (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the 2006 Act, and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, and

(b) where the default shares represent at least 0 25 per cent of their class (calculated exclusive of treasury shares)

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend, and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer,

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(a) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that,

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the 2006 Act in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article

(5) For the purposes of this article

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the 2006 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "interested" shall be construed as it is for the purpose of section 793 of the 2006 Act,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) an "excepted transfer" means, in relation to any shares held by a member

(i) a transfer pursuant to acceptance of a takeover bid (within the meaning of Part 28 of the 2006 Act) in respect of shares in the Company, or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(6) Nothing in this article shall limit the powers of the Company under section 794 of the 2006 Act or any other powers of the Company whatsoever

UNTRACED MEMBERS

43 (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned,

(b) during that period at least three dividends in respect of the share have become payable,

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any

share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c))

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser, and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale

ALTERATION OF CAPITAL

44 The Company may by ordinary resolution

(a) increase its share capital by new shares of such amount as the resolution prescribes,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum,

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled

45 Subject to compliance with the terms of any resolution referred to in article 44, where any difficulty arises in regard to any consolidation or division, the Board may settle such difficulty as it sees fit In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Acts, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser, and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The transferee shall not be bound to see to the application of the purchase money nor shall his

title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

46 Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way

PURCHASE OF OWN SHARES

47 Subject to the provisions of the Acts, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them

GENERAL MEETINGS

48 All general meetings other than annual general meetings shall be called extraordinary general meetings

49 The directors may call general meetings If there are not within the United Kingdom sufficient directors to call a general meeting, any director may call a general meeting If there is no director, any member of the Company may call a general meeting

NOTICE OF GENERAL MEETINGS

50 Subject to the provisions of the Acts, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

51 The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

52 No business shall be transacted at any meeting unless a quorum is present Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

53 If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved

54 The chairman (if any) of the board of directors, or in his absence the deputy chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present

to be chairman and, if there is only one director present and willing to act, he shall be chairman

55 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman

56 The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements

57 The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final

58 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares

59 In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues

60 The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to

(a) participate in the business for which the meeting has been convened,

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place, and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) to (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting All business conducted at the general meeting up

to the point of the adjournment shall be valid The provisions of article 61 shall apply to that adjournment

61 Without prejudice to any other power of adjournment he may have under these articles or at common law

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place, and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that

(i) there is not enough room for the number of members and proxies who wish to attend the meeting,

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting, or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to give notice of an adjourned meeting

62 No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless

(a) the amendment is only to correct a clear error, or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed, or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on

63 With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling

64 A resolution put to the vote of a meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands, a poll is duly demanded Subject to the provisions of the Acts, a poll may be demanded

(a) by the chairman, or

(b) by not less than five members having the right to vote at the meeting, or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares), or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)

65 Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

66 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

67 A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

68 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have

69 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

70 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

VOTES OF MEMBERS

71 Subject to any rights or restrictions attached to any shares (including any restrictions under paragraph 38(6)(a) in respect of Affected Shares) and to the provisions of the Acts, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

72 In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members

73 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office,

or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

74 No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid

75 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive

76 On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way A proxy need not be a member A member may appoint more than one proxy to attend on the same occasion Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it

77 Subject to article 78 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer

78 The directors may allow the appointment of a proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting

79 The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may

(a) in the case of an appointment of proxy in hard copy form, be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(b) in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll, or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid

80 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment in electronic form may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll

81 The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and to speak at the meeting (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member)

82 The directors may at the expense of the Company send or make available instruments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person If for the purpose of any meeting instruments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an instrument of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

83 Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others If the Company is unable to determine which is last sent, the one which is last received shall be so treated If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share

CORPORATIONS ACTING BY REPRESENTATIVES

84 Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it

DIRECTORS

85 Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than 17

86 A director shall not require a share qualification

87 (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £1,500,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine

ALTERNATE DIRECTORS

88 Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him

89 An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director

90 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment

91 An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors

92 Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him

POWERS OF DIRECTORS

93 The business of the Company shall be managed by the directors who, subject to the provisions of the Acts, the memorandum and these articles and to any directions given by

special resolution, may exercise all the powers of the Company No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors

DELEGATION OF DIRECTORS' POWERS

94 (1) The directors may delegate any of their powers

(a) to any managing director, any director holding any other executive office or any other director,

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director, and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying

95 The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him

APPOINTMENT AND RETIREMENT OF DIRECTORS

96 (1) At the annual general meeting in every year one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third, shall retire from office, but, if there is only one director who is subject to retirement by rotation, he shall retire

(2) Subject to the provisions of the Acts and to the following provisions of these articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who become or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot Notwithstanding the foregoing, each Director shall retire from office no later than the third annual general meeting following the annual general meeting of appointment or reappointment

(3) Any non-executive director (other than the chairman) who has held office as a non-executive director for nine years or more and who is not required to retire

under the preceding provisions of this article shall also retire from office and shall be eligible for reappointment

97 If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

98 No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless

(a) he is recommended by the directors, or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

99 At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment

100 Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director

101 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment, but shall not be taken into account in determining the directors who are to retire by rotation at the meeting

102 Subject as aforesaid, a director who retires at an annual general meeting may be reappointed If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting

DISQUALIFICATION AND REMOVAL OF DIRECTORS

103 Without prejudice to the provisions of the Acts, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director

104 The office of a director shall be vacated if

(a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director, or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

(c) he is, or may be, suffering from mental disorder and either

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs, or

(d) he resigns his office by notice in writing to the Company, or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated, or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated, or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the 1985 Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors)

DIRECTORS' APPOINTMENTS AND INTERESTS

105 The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Acts, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company

106 (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested,

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested, and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

(2) For the purposes of this article

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any

transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified, and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

DIRECTORS' GRATUITIES AND PENSIONS

107 The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (both before and after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit

PROCEEDINGS OF DIRECTORS

108 (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address, but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address

(4) Questions arising at a meeting shall be decided by a majority of votes In case of an equality of votes, the chairman shall have a second or casting vote A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able

(a) to hear each of the other participating directors addressing the meeting, and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number

and designation of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

109 No business shall be transacted at any meeting of the directors unless a quorum is present The quorum may be fixed by the directors and unless so fixed at any other number shall be two An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum

110 The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting

111 The directors may elect from their number, and remove, a chairman and a deputy chairman of the board of directors The chairman, or in his absence the deputy chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy chairman, or if at the meeting neither the chairman nor the deputy chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting

112 All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote

113 A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity

114 (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings,

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange,

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes,

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the 1985 Act), which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates,

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder),

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the 1985 Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

115 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

116 If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive

MINUTES

117 The directors shall cause minutes to be made in books kept for the purpose

(a) of all appointments of officers made by the directors, and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

SECRETARY

118 Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit, and any secretary so appointed may be removed by them

THE SEAL

119 The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it Unless otherwise determined by the directors

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it, and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director

120 Subject to the provisions of the Acts, the Company may have an official seal for use in any place abroad

DIVIDENDS

121 Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors

122 Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights

123 Subject to the provisions of the Acts and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share

124 A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any

difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees

125 (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed), or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request

126 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share

127 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company

128 The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution The following provisions shall apply

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned

CAPITALISATION OF PROFITS

129 (1) The directors may with the authority of an ordinary resolution of the Company

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve),

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned),

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members, and

(f) generally do all acts and things required to give effect to such resolution as aforesaid

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such

profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly The provisions of paragraph (1)(a) to (f) above shall apply, with any necessary changes, to this paragraph (but as if the authority of an ordinary resolution of the Company were not required)

RECORD DATES

130 Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly

ACCOUNTS

131 No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company

NOTICES

132 Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing

133 (1) Any notice, document or information may (without prejudice to articles 138 and 139) be given, sent or supplied by the Company to any member either

(a) personally, or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 133(4), or by leaving it at that address, or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement), or

(d) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in article 133(2) are satisfied

(2) The requirements referred to in article 133(1)(d) are that

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement),

(b) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability"),

(c) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and

(d) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid

(3) In the case of joint holders of a share

(a) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only, and

(b) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be given to him

(5) For the avoidance of doubt, the provisions of this article 133 are subject to article 51

(6) The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members

134 A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

135 (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty-one days before the notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of

members, has been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 793 of the 2006 Act

136 Subject to the Acts, where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom The Company shall send a copy of the notice to members in the same manner as it sends notices under article 133 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

137 Subject to the Acts, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which article 135 applies, shall be sufficiently given, sent or supplied if given by advertisement in at least one national daily newspaper published in the United Kingdom

138 Any notice, document or information given, sent or supplied by the Company to the members or any of them

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent,

(b) by advertisement, shall be deemed to have been received on the day on which the advertisement appears,

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent Proof that a notice, document or information in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice, document or information was sent) shall be conclusive evidence that the notice, document or information was sent, and

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website

139 Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred

140 If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom, or (without prejudice to article 133(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address For the purposes of this article, references to notices, documents or information include references to a cheque or

other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

141 Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with articles 48 and 76

DESTRUCTION OF DOCUMENTS

142 (1) The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner

WINDING UP

143 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

INDEMNITY

144 Subject to the provisions of the Acts, the Company may

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company

For the purposes of this article, "associated company" has the same meaning as in section 309A of the 1985 Act

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 06072876

Company Name in full COPPEREAGLE PLC

	Day	Month	Year
Date of termination of appointment	19	06	2007

as director X   as secretary [ ]   *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR   *Honours etc:

Forename(s): DIETER

Surname: BRETTSCHNEIDER

	Day	Month	Year
† Date of Birth	06	04	1948

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Jane Samuelson
Allen & Overy
One Bishops Square
London
E1 6AO   Tel 020 3088 0000
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

SATURDAY

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	23	07	1963

Appointment form

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MR   *Honours etc:

Forename(s): WILLIAM HARRISON

Surname: WAGGOTT

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address ††: MULBERRY PARK HILL, POTTER ROW

Post town: GREAT MISSENDEN   Postcode: HP16 9LT

County / Region: BUCKINGHAMSHIRE   Country: ENGLAND

† Nationality: BRITISH   † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 28/06/07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature]   **Date** 6/7/07

(~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

SATURDAY

...it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Las...

Company Number 6072876

† Directors only

† Other directorships: SEE ATTACHED APPENDIX

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI TRAVEL PLC

Company Number 6072876

WILLIAM HARRISON WAGGOTT

Other Current Directorships:

- Movision-Films
- Preussag UK Limited
- TUI Northern Europe Limited
- Thomson Travel (Group) Holdings Limited
- TUI Pension Scheme (UK) Limited
- TUI Finance Northern Europe Limited
- TTG (No 2) Limited
- Thefirstresort Limited
- Thefirstresort Operations Limited
- TUI UK Limited

Past Directorships

- CVT Solutions Limited
- West Midlands International Limited
- F T O Trust Fund Limited

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	02	03	1947

Appointment form Appointment as director X as secretary [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title DR *Honours etc

Forename(s) MICHAEL HEINZ FRANZ

Surname FRENZEL

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† HAMSTERBAU 8

Post town BURGDORF Postcode 31303

County / Region Country GERMANY

† Nationality GERMAN † Business occupation COMPANY DIRECTOR

† Other directorships (additional space overleaf)

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details
† Directors only
** Delete as appropriate

Consent signature [signature] **Date** 28/06/07

A director, secretary etc must sign the form below.

Signed [signature] **Date** 6/7/07

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

SATURDAY *A5X4BR1J* A33 07/07/2007 384 COMPANIES HOUSE

o the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 6072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	17	12	1961

Appointment form Appointment as director X as secretary ☐ *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

● Notes on completion appear on reverse

NAME *Style / Title MR *Honours etc

Forename(s) CHRISTOPH ROMANUS

Surname MUELLER

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Usual residential address †† FOND JEAN ROSY, 21

Post town RIXENSART Postcode 1330

County / Region Country BELGIUM

† Nationality GERMAN † Business occupation COMPANY DIRECTOR

† Other directorships (additional space overleaf)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28/06/07

● * Voluntary details † Directors only **Delete as appropriate

A director / secretary etc must sign the form below

Signed [signature] **Date** 6/7/07

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Company Number 6072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals

CHFP025

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	02	03	1944

Appointment form

Appointment as director: X as secretary: [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MR *Honours etc:

Forename(s): RAINER

Surname: FEUERHAKE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† PIRMASENSER STRABE 16

Post town: HANNOVER Postcode: 30559

County / Region: Country: GERMANY

† Nationality: GERMAN † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf): AMALGAMATED METAL CORPORATION PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28/06/07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 6/7/07

(~~**a~~ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Company Number 6072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI TRAVEL PLC

Company Number 6072876

RAINER FEUERHAKE

Other Current Directorships

- Amco Investments Limited

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	14	05	1953

Appointment form Appointment as director X as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse

Forename(s) JEREMY DAVID

Surname HICKS

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† FLAT 4, ESPIRIT HOUSE, KESWICK ROAD, PUTNEY

Post town LONDON Postcode SW15 2JL

County / Region Country ENGLAND

† Nationality BRITISH † Business occupation ACCOUNTANT

† Other directorships (additional space overleaf)

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details
† Directors only
**Delete as appropriate

Consent signature [signature] **Date** 28 · 6 07

A director, secretary etc must sign ~~the form~~ below.

Signed [signature] **Date** 6/7/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

. to the

SATURDAY

Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Las

Company Number 6072876

† Directors only

† Other directorships

SEE ATTACHED APPENDIX

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI Travel PLC

Company No. 6072876

Other Directorships of Jeremy David Hicks:

Company Name	Resignation
Adgistics Limited	
Aegis Dollar Investments Limited	27 03 2007
Aegis Eaton Gate Limited	27 03 2007
Aegis Finance Limited	31 03 2007
Aegis Group Holdings Limited	31 03 2007
Aegis Group Investments Limited	31 03 2007
Aegis Group Nominees Limited	31 03 2007
Aegis Group PLC	31 03 2007
Aegis Group Trustees Limited	31 03.2007
Aegis International (Administration) Limited	31.03 2007
Aegis International Limited	31 03 2007
Aegis Portman Holdings Limited	27 03 2007
Aegis TI	31 03 2007
Aegis TIG Limited	31 03 2007
Aegis Treasury Investments Limited	31 03 2007
Ballet Rambert Limited	20 03 2007
Carat Management Services (UK) Limited	31 03 2007
First Choice Holidays PLC	
Rambert Trust Limited	20 03 2007
Synovate (Market Research) Limited	31 03 2007
Synovate Limited	25 02 2005
Synovate Management Services Limited	31 03 2007

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	18	03	1960

Appointment form

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MS | *Honours etc:

Forename(s): CLARE MOIRA

Surname: CHAPMAN

Previous Forename(s): | Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: PAPER MILL HOUSE, PAPER MILL LANE STANDON

Post town: WARE | Postcode: SG11 1LD

County / Region: HERTFORDSHIRE | Country: ENGLAND

† Nationality: BRITISH | † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf): FIRST CHOICE HOLIDAYS PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature C. Chapman **Date** 28/06/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 6/7/07

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Company Number 6072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI Travel PLC

Company No. 6072876

Other Directorships of Clare Moira Chapman:

Company Name	Resignation
First Choice Holidays PLC	
Judge Institute	
QCA Board	

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	15	11	1949

Appointment form Appointment as director: X — as secretary: [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MR — *Honours etc:

Forename(s): LLOYD ANTHONY

Surname: CAMPBELL

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† RED GABLES
24 ROSSETT GREEN LANE

Post town: HARROGATE — Postcode: HG2 9LH

County / Region: NORTH YORKSHIRE — Country: ENGLAND

† Nationality: BRITISH — † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 29/06/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director / secretary etc must sign the form below.

Signed [signature] Date 6/7/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

o the

SATURDAY

Las

e

Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 6072876

† Directors only

† Other directorships: SEE ATTACHED APPENDIX

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI Travel PLC

Company No. 6072876

Other Directorships of Lloyd Anthony Campbell:

Company Name	Resignation
Alaska Food Diagnostics Limited	
Blackwell Limited	30 06 2003
Data Transfer & Communications Limited	
First Choice Holidays PLC	
Hobbs Headco Limited	
Hobbs Holding No 1 Limited	
Pets at Home Group Limited	01 07 2004
Spirit (PSC) Limited	05 01 2006
Spirit (SGL) Limited	22 11 2004
Spirit Group Holdings Limited	05 01 2006
T M Lewin Group Limited	
Ted Baker PLC	28 08.2002
Virgin Wine Online Limited	01 12.2003

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	02	05	1968

Appointment form Appointment as director X as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

Notes on completion appear on reverse

NAME *Style / Title MR *Honours etc

Forename(s) JOHN PAUL MAURICE

Surname BOWTELL

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† PARDONS, 78 EAST END LANE

Post town DITCHLING Postcode BN6 8UR

County / Region WEST SUSSEX Country ENGLAND

† Nationality BRITISH † Business occupation ACCOUNTANT

† Other directorships (additional space overleaf)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 28/06/07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] Date 6/7/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

to the

Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Laser

Company Number 6072876

† Directors only

† Other directorships

SEE ATTACHED APPENDIX

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI Travel PLC

Company No. 6072876

Other Directorships of John Paul Maurice Bowtell:

Company Name	Resignation
British Gas Connections Limited	09 07 2004
British Gas Housing Services Limited	09 07 2004
British Gas Pipelines Limited	09 07 2004
Ever 2457 Limited	
Ever 2519 Limited	
First Choice Holidays PLC	
Late Rooms Limited	
Repair and Care Limited	09 07 2004
SF (UK) Limited	09 07 2004

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	06	2007	† Date of Birth	04	06	1952

Appointment form Appointment as director [X] as secretary [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MR *Honours etc:

Forename(s): PETER JAMES

Surname: LONG

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 5 BROADWATER DOWN

Post town: TUNBRIDGE WELLS Postcode: TN2 5NJ

County / Region: KENT Country: ENGLAND

† Nationality: BRITISH † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature P J Long **Date** 21/06/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 6/4/07

(** director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

...to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY
COMPANIES HOUSE

Company Number 6072876

† Directors only

† Other directorships: SEE ATTACHED APPENDIX

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI Travel PLC

Company No. 6072876

Other Directorships of Peter James Long:

Company Name	Resignation
Citalia Holidays Limited	28 02 2005
Debenhams PLC	
Ever 2457 Limited	
Ever 2519 Limited	
F T O Trust Fund Limited	
First Choice (1997) Limited	22 11 2005
First Choice Airways Limited	
First Choice Holidays & Flights Limited	
First Choice Holidays PLC	
First Choice Leisure Limited	22 11 2005
First Choice Marine Limited	22 11 2005
Globesavers Limited	14 03 2003
Late Rooms Limited	
Maraheath Limited	22 11 2005
Parador Travel Limited	22 11 2005
RAC PLC	22 06 2005
Rentokil Initial Pension Trustee Limited	
Rentokil Initial PLC	
Ski Bound Limited	22 11 2005
Suncars Limited	14 03 2003
Sunshine Cruises Limited	
Symi Investments Limited	22 11 2005
Trek Investco Limited	22 11 2005
Unijet Group Limited	14 03 2003
Unijet Travel Limited	14 03 2003

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year
Date of appointment	28	06	2007
† Date of Birth	07	04	1944

Appointment form

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: SIR — *Honours etc:

Forename(s): MICHAEL STEWART

Surname: HODGKINSON

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† FLAT 34 PRESIDENTS QUAY
72 ST KATHERINES WAY

Post town: LONDON — Postcode: E1W 1UF

County / Region: — Country: ENGLAND

† Nationality: BRITISH — † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details
† Directors only
** Delete as appropriate

Consent signature [signature] — **Date** 28/06/2007

A director, secretary etc must sign the form below.

Signed [signature] — **Date** 6/7/07

(** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY 07/07/2007 399 COMPANIES HOUSE

Laserform International 6/02

Company Number 6072876

† Directors only

† Other directorships: SEE ATTACHED APPENDIX

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

TUI Travel PLC

Company No. 6072876

Other Directorships of Michael Stewart Hodgkinson:

Company Name	Resignation
Airports International Limited	02 04 2003
BAA (International Holdings) Limited	01 04 2003
BAA Enterprises Limited	02 04 2003
BAA International Limited	01 04 2003
BAA Lynton PLC	08 06 2003
BAA PLC	08 06 2003
BAA Security Limited	02 04 2003
Eastleigh Airport Limited	02 04 2003
Essex Community Foundation	
Essex Economic Partnership Limited	31 03 2004
FKI PLC	
Heathrow Airport Limited	08 06 2003
London Airports 1992 Limited	02 04 2003
London Airports Limited	02 04 2003
London First	29 07 2002
Post Office Limited	
Presidents Quay Limited	
Royal Mail Holdings PLC	
Thames Gateway South Essex Partnership Limited	30 11 2004
Transport for London	
World Duty Free PLC	02 04 2003

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 06072876

Company Name in full TUI TRAVEL PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	19	06	2007	† Date of Birth	13	09	1959

Appointment form Appointment as director X as secretary [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse

Forename(s) PETER FRANCIS

Surname ROTHWELL

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† WITCHCRAFT HILL, RINGSHALL DRIVE

Post town LITTLE GADDESDEN Postcode HP4 1NT

County / Region HERTFORDSHIRE Country ENGLAND

† Nationality BRITISH † Business occupation COMPANY DIRECTOR

† Other directorships (additional space overleaf)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 26/6/07.

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 6/7/07

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Joyce Walter
First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex, RH10 9GX

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY A33 07/07/2007 400 COMPANIES HOUSE

Company Number 06072876

† Directors only

† Other directorships

TUI NORTHERN EUROPE LIMITED
THOMSON TRAVEL GROUP (HOLDINGS) LIMITED
TUI UK LIMITED

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 06072876

Company Name in full COPPEREAGLE PLC

	Day	Month	Year
Date of termination of appointment	19	06	2007

as director X | as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes

NAME Please insert details as previously notified to Companies House

*Style / Title: MR | *Honours etc:

Forename(s): HORST

Surname: BAIER

	Day	Month	Year
† Date of Birth	20	10	1956

A serving director, secretary etc must sign the form below.

* Voluntary details
† Directors only
**Please delete as appropriate

Signed [signature] **Date** 19/6/07

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Jane Samuelson
Allen & Overy
One Bishops Square
London
E1 6AO Tel 020 3088 0000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

A38 07/07/2007 COMPANIES HOUSE 493

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 06072876

Company Name in full COPPEREAGLE PLC

	Day	Month	Year
Date of appointment	19	06	2007
† Date of Birth	29	01	1959

Appointment form

Appointment as director: X
as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MR
*Honours etc:

Forename(s): VOLKER

Surname: BÖTTCHER

Previous Forename(s):
Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address ††: KARL-WIECHERT-ALLEE, 23

Post town: HANNOVER
Postcode: 30625

County / Region:
Country: GERMANY

† Nationality: GERMAN
† Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf):

I consent to act as ** director / XXXXXX of the above named company

Consent signature [signature] Date 19/6/07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] Date 19/6/07

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Jane Samuelson
Allen & Overy
One Bishops Square
London
E1 6AO Tel 020 3088 0000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE
[illegible]

Company Number 06072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Company number: 6072876

COPPEREAGLE PUBLIC LIMITED COMPANY (the "Company")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO REGULATION 53 OF TABLE A WHICH FORMS PART OF THE COMPANY'S ARTICLES OF ASSOCIATION

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT:**

A) 49,998 of the existing authorised but unissued ordinary shares of £1 each in the capital of the Company be and are hereby converted into and redesignated as 49,998 non-voting, non-dividend bearing redeemable preference shares of £1 each having the rights and being subject to the restrictions set out in the Articles of Association of the Company as adopted pursuant to paragraph C of this resolution,

B) notwithstanding any existing authorities, the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the **"Act"**) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £49,998, provided that the authority hereby given shall expire on 31 October 2007, and, in relation to such authority, the Directors be and are hereby empowered pursuant to section 95 of the Act to make allotments pursuant to such authority as if section 89(1) of the Act did not apply to such allotments, save that the Company shall be entitled to make offers or agreements before the expiry of such authority and power which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if the authority and power conferred hereby had not expired, and

C) the regulations contained in the printed document annexed hereto and initialled for the purpose of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company

For and on behalf of TUI AG

(Authorised signatory)

Dated

For and on behalf of First Choice Holidays PLC

(Authorised signatory)

Dated 19/06/07

COMPANIES HOUSE 696

Company number: 6072876

COPPEREAGLE PUBLIC LIMITED COMPANY (the "Company")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO REGULATION 53 OF TABLE A WHICH FORMS PART OF THE COMPANY'S ARTICLES OF ASSOCIATION

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT:**

A) 49,998 of the existing authorised but unissued ordinary shares of £1 each in the capital of the Company be and are hereby converted into and redesignated as 49,998 non-voting, non-dividend bearing redeemable preference shares of £1 each having the rights and being subject to the restrictions set out in the Articles of Association of the Company as adopted pursuant to paragraph C of this resolution,

B) notwithstanding any existing authorities, the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the **"Act"**) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £49,998, provided that the authority hereby given shall expire on 31 October 2007, and, in relation to such authority, the Directors be and are hereby empowered pursuant to section 95 of the Act to make allotments pursuant to such authority as if section 89(1) of the Act did not apply to such allotments, save that the Company shall be entitled to make offers or agreements before the expiry of such authority and power which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if the authority and power conferred hereby had not expired, and

C) the regulations contained in the printed document annexed hereto and initialled for the purpose of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company

FEUERHAKE ppa A. GOHMANN

For and on behalf of TUI AG

(Authorised signatory)

Dated 19/6/07

For and on behalf of First Choice Holidays PLC

(Authorised signatory)

Dated

6072876

THE COMPANIES ACT 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF COPPEREAGLE LIMITED

1 The Company's name is Coppereagle Limited

2 The Company's registered office is to be situated in England and Wales

3 The Company's objects are

(a) To carry on the business of a general commercial company

(b) To acquire by purchase, lease, exchange, hire or otherwise and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property of any kind necessary or convenient for the purpose of or in connection with the Company's business

(c) To acquire by purchase, application, registration or otherwise and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, licences, secret processes, trade marks, designs, protections and concessions or any other intellectual property rights and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same

(d) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and undertake all or any of the liabilities of such person, firm or company as part of the consideration for such acquisition, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received

(e) To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company

(f) To invest and deal with the monies of the Company not immediately required and to hold or otherwise deal with any investments made in such manner as the Company may from time to time determine

(g) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon and terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality

of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid)

(h) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it

(i) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, warrants, debentures and other negotiable or transferable instruments

(j) To oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests

(k) To acquire by subscription or otherwise, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, or any other securities issued or guaranteed by any company constituted or carrying on business in any part of the world, and any such securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world

(l) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest

(m) To promote any other company for the purpose of acquiring the whole or any part of the business or property of undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid

(n) To sell or otherwise dispose of the whole or any part of the business or property of the Company for such consideration as the Company may think fit

(o) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, or of any other company which is its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund

(p) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform subcontracts

(q) To remunerate any person, firm or company rendering services to the Company either by cash payment or otherwise

(r) To distribute among the Members of the Company in kind any property of the Company properly distributable amongst the members

(s) To pay or procure the payment of all or any expenses incurred in connection with the promotion, formation and incorporation of the Company

(t) To give or award pensions, annuities, gratuities and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors or employees of the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons, to make payments towards insurance including insurance for any Director, officer or Auditor against any liability incurred by such persons in respect of any act or omission by them in relation to the carrying out of their obligations and duties in relation to the Company

(u) Subject to and in accordance with a due compliance with the provisions of section 155 to 158 (inclusive) of the Act (if and so far as such provisions shall be applicable), to give, whether directly or indirectly, any kind of financial assistance (as defined in section 152(l)(a) of the Act) for any such purpose as is specified in section 151(1) and/or section 151(2) of the Act

(v) To procure the Company to be registered or recognised in any part of the world

(w) To do all or any of the things authorised in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, subcontractors or otherwise and either alone or in conjunction with others

(x) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's object or of any of the powers given to it by the Act or by this Clause

AND so that

(1) None of the provisions set forth in any subclause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provisions set forth in such subclause, or by reference to or inference from the terms of any other subclause of this Clause, or by reference to or inference from the name of the Company

(2) The word **Company** in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere

(3) In this Clause the expression **the Act** means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force

4 The liability of the Members is limited

5 The Company's share capital is £100 divided into 100 shares of £1 each We, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum

We the subscribers agree to take the number of shares shown opposite our respective names

Names and addresses of subscribers, and number of shares taken

Name and Address

@UKPLC Client Director Ltd
5 Jupiter House
Calleva Park
Reading
Berkshire
RG7 8NN

Number of shares taken 1

Dated 2 December 2002

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION OF COPPEREAGLE LIMITED

PRELIMINARY

1 (a) The Regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (**Table A**) shall apply to the Company save insofar as they are varied or excluded by or are inconsistent with these Articles The Regulations in Table A numbered 2, 3, 24, 26, 40, 50, 64, 72 to 80 (inclusive), 81(e), 82, 83, 84, 87, 89, 90, 91 and 118 shall not apply, but, subject as aforesaid, and in addition to the remaining Regulations in Table A the following shall be the Articles of Association of the Company

(b) Where the context requires words importing the singular number shall include the plural and vice versa and words importing the masculine shall include the feminine

(c) Any reference in these Articles to any enactment shall be construed as a reference thereto as consolidated, amended, modified or re-enacted from time to time

PRIVATE COMPANY

2 The company is a private company

SHARE CAPITAL

3 The share capital of the Company at the date of the adoption of these Articles is £100 divided into 100 Ordinary Shares of £1 each (**Ordinary Shares**)

4 The Directors are generally and unconditionally authorised for the purposes of Section 80 of the Act, to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to time (subject to Section 80 of the Companies Act) be renewed, revoked or varied by Ordinary Resolution of the Company in General Meeting

LIEN

5 Without prejudice to the lien conferred by Regulation 8 of Table A the Company shall have a first and paramount lien on all shares for all moneys presently payable by a member or his estate to the Company The liens conferred above and by Regulation 8 of Table A shall attach to fully paid shares and to all shares registered in the name of any person indebted or under liability to the Company whether he be the sole registered holder thereof or one of two or more joint holders

CALLS

6 The liability of any member in default in respect of a call shall be increased by the addition in Regulation 15 of Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment" after the words "(as defined by the Act)" and the words "and expenses" after the words "of the interest" and also by the addition in Regulation 18 of Table A of the words "and all expenses that may have been incurred by the Company by reason of non-payment" after the words "together with any interest"

PRE-EMPTION

7 (a) (i) Any member (the **proposing transferor**) desiring to sell, transfer or otherwise dispose of any shares which he holds shall give notice in writing (the **transfer notice**) to the Company at its registered office specifying the shares held by him which he desires to dispose of (the **Shares**), the price (the **offer price**) (if any) at which the Shares are offered by him and the third party (if any) to whom he proposes to transfer the Shares if they are not purchased by a member pursuant to the following provisions of this Article A transfer notice shall only be revocable with the consent of all the members

(ii) The transfer notice shall constitute the Directors the agents of the proposing transferor for the sale of Shares and the Directors shall, within seven days of the transfer notice being given to the Company, offer the Shares in writing *pro rata* (as nearly as may be) to the holders of Ordinary Shares Such offer shall state

(A) the number of shares offered,

(B) the offer price, if any,

(C) the third party specified in the transfer notice (if any),

(D) that, if such offer is not accepted in writing within one calendar month, it will be deemed to be declined,

(E) that, if there be more than one member other than the proposing transferor and any such member to whom such notice is given desires an allotment of Shares in excess of his proportion, he should in his reply state how many excess Shares he desires to have, and

(F) if all such members do not claim their proportions, the unclaimed Shares shall be used in or towards satisfying the claims in excess in the proportions in which such claims are made If any Shares shall not be capable, without fractions, of being offered to such members in proportion to their existing holdings, the same shall (to the extent that fractions would arise) be offered to such members in such proportions or in such manner as may be determined by lots to be drawn under the direction of the Directors

(iii) Each member who accepts the offer made under paragraph (ii) of this Article may state in his reply that he accepts the offer price, if any If any member accepting the offer states in his reply that he does not accept the offer price or makes no reference to the offer price or if no offer price was stated by the proposing transferor, the Directors, forthwith upon all the members to whom the offer is made under such paragraph (ii) above replying or upon the termination (if earlier) of the period of one calendar month referred to in such paragraph (ii) above, shall instruct a firm of accountants agreed by the members (or in default of agreement appointed by the president for the time being of the Institute of Chartered Accountants of England and Wales) (the **Auditors**) to certify the fair price of the Shares (the **Price**) The fees and expenses of the Auditors shall be paid by all the members in proportion to the numbers of the Shares which they hold

(iv) The Price shall be determined by the Auditors, acting as experts and not as arbitrators without making any allowance or adjustment in respect of the percentage of the issued share capital of the Company represented by the Shares on the basis of

the fair value of the business of the Company as a going concern at the date on which the Auditors are instructed to determine the Price

(v) The proposing transferor shall be bound to transfer to each purchaser of the Shares the number of Shares being purchased by him upon payment by such purchaser to the proposing transferor of the offer price or the Price (as the case may be) which payment shall be made within fourteen days of the acceptance of the offer price or determination of the Price (as the case may be) Interest shall accrue to the transferor on any undue part of the Price to be paid by any purchaser at a rate of 4% over the base rate from time to time of Royal Bank of Scotland plc and at a rate of four per cent over the base rate from time to time of Royal Bank of Scotland plc on any due and unpaid part of the Price due from any purchaser

(vi) If in any case the proposing transferor, after having become bound as aforesaid makes default in transferring any Shares, the Directors may receive the purchase money which shall be paid into a separate bank account and the Directors shall within a reasonable period nominate some person to execute an instrument or instruments of transfer of the relevant Shares in the name and on behalf of the proposing transferor and thereafter, when such instrument or instruments have been duly stamped, the Directors shall cause the name of the relevant purchasing member or members to be entered in the Register as the holder or holders of the relevant shares and shall hold the purchase money in trust for the proposing transferor The receipt of the Directors for the purchase money shall be a good discharge to the relevant purchasing member or members and after his or their names have been entered in the Register in purported exercise of the aforesaid power the validity of the proceedings shall not be questioned by any person

(vii) If the Directors shall not find a member or members willing to purchase all the Shares under the foregoing provisions the proposing transferor shall at any time within 90 days afterwards be at liberty to sell and transfer the Shares or so many of them as the Company shall not have found a purchaser or purchasers for as aforesaid, to the third party named in the transfer notice for a cash price payable prior to transfer and being not less than the offer price (if any) or the Price (if higher) determined in accordance with the foregoing provisions

(viii) The holders of Ordinary Shares may, if they all think fit, agree in writing to waive the provisions of this Article in any particular case

(b) The Directors shall refuse to register any proposed transfer of a share other than a transfer of a share other than a transfer made pursuant to or permitted by paragraphs (a) or (d) of this Article

(c) The Directors may decline to register the transfer of a share on which the Company has a lien

(d) Except as aforesaid, the instrument of transfer of a share shall be signed by or on behalf of the transferor (and in the case of a transfer of a partly paid share also by the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof All instruments of transfer when registered, shall be retained by the Company

(e) No interest in any share or shares shall be disposed of or created by any means without a transfer of an equivalent number of shares being presented for registration save in

circumstances where a transfer of the share or shares concerned would be permitted under the provisions of paragraph (a) of this Article without the member giving a transfer notice

(f) If at any time or date the holders of 75% of the issued share capital conferring the right to vote at a General Meeting of the Company have agreed to sell their shares to any other person or persons and who are independent purchasers in good faith (the **Buyer**), the Buyer shall have the right at the Buyer's option to purchase the remaining voting shares in the Company on the same terms and conditions (*mutatis mutandis*) as those of the agreed sale and the members hereby waive all of their pre-emption rights whether in the Articles or otherwise in respect of the shares in the Company to be sold to the Buyer pursuant to this Article

TRANSMISSION OF SHARES

8 If a member dies, he shall be deemed to have served a Transfer Notice on such date pursuant to Article 7(a)(i) without specifying any third party

NOTICES OF MEETINGS

9 Every notice calling a general meeting shall comply with the provisions of Section 372(3) of the Act as to giving information to members in regard to their right to appoint proxies

10 In Regulation 32 of Table A the words "ordinary resolution" shall be deemed to be replaced by the words "special resolution"

PROCEEDINGS AT GENERAL MEETINGS

11 All business at a general meeting shall be deemed to be special business and shall be notified in the notice convening the meeting

12 No business shall be transacted at any general meeting (whether or not it shall be adjourned) unless a quorum of members is present at the time the meeting proceeds to business The quorum shall be two

13 A poll may be demanded by any member present in person or by proxy and Regulation 46 of Table A shall be deemed to be modified accordingly

DIRECTORS

14 Unless and until otherwise determined by a special resolution of the Company in general meeting the number of the Directors shall be not more than ten

15 The Directors may be paid all travelling, hotel and other expenses wholly exclusively and necessarily incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company

16 A Director need not hold any shares of the Company to qualify him as a Director but he shall be entitled to receive notice of and attend and speak at all general meetings of the Company

17 The Directors may, subject to the provisions of Article 18 hereof, exercise all the powers of the Company to borrow and raise money and to mortgage and charge its undertaking, property and uncalled capital or any part thereof, and subject to Section 80 of the Act, to issue debentures,

debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party

18 Except with the prior sanction of the holders of more than 75% of the issued share capital of the Company from time to time the Directors shall procure that the Company shall not and shall use all powers of control exercisable by the Company in relation to its subsidiaries to procure that each of its subsidiaries shall not

(a) sell, transfer or otherwise dispose of the whole of its undertaking, property or (save in the ordinary course of trading) assets or a part thereof being substantial in relation to its total undertaking property and assets,

(b) issue shares, loan stock, debentures or any other form of security of the Company including for this purpose any issue of redeemable shares,

(c) purchase any of its own shares,

(d) incur or agree to incur any capital commitments in excess of £100,000,000 for any one time or in any one calendar year in excess of £100,000,000 in aggregate,

(e) engage or dismiss any person as Director,

(f) engage any person as employee or consultant or agent for a remuneration of more than £10,000,000 per annum or increase or agree to increase by more than £10,000,000 per annum the remuneration payable to any of its Directors, officers, employees, consultants or agents,

(g) dismiss any employee,

(h) establish any profit-sharing bonus or incentive scheme or arrangement nor make any material variation to any such scheme or arrangement as is or may in the future be in force,

(i) enter into any contract or other agreement or arrangements with or in respect of any of its Directors,

(j) purchase or sell, take or let on lease or tenancy or otherwise acquire or dispose of any real or leasehold property for any estate or interest,

(k) institute any litigation save in respect of the debts owing to it in the ordinary course of business,

(l) acquire or dispose or any shares, debentures, debenture stock or other securities in any other company,

(m) mortgage or charge the whole or part of its undertaking assets property or uncalled capital, and

(n) allow the aggregate of the amounts borrowed and raised by the Company and its subsidiaries to exceed £1,000,000,000

19 In Regulation 81(a) of Table A the words "he ceases to be a director by virtue of any provision of the Act or" shall be deemed to be deleted

20 A Director who pursuant to Regulations 85 and 86 of Table A has declared at a meeting of the Directors the nature of his interest in a contract, proposed contract or arrangements with the

Company shall be entitled to vote in respect of that contract, proposed contract, or arrangements, or upon any matter arising thereout and if he shall do so his vote shall be counted, and he may be taken into account in ascertaining whether or not a quorum is present at the meeting of the Directors or the committee at which the vote is taken

21 (a) The quorum necessary for the transaction of the business of the Directors shall be one Director

(b) The Directors shall have power to appoint a committee for such period and for such purposes and on such terms as they shall decide Subject thereto a committee may meet and adjourn as it thinks proper

22 In Regulation 88 of Table A the words "It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom" shall be deemed to be deleted

23 The Chairman of a meeting of the Directors or of a committee of the Directors shall be elected by all the Directors (and/or their alternates) present at the meeting

24 Not less than fourteen days' notice of meetings of the Directors shall be given to each of the Directors at their address in the United Kingdom whether present in the United Kingdom or not and Regulation 88 of Table A shall be deemed to be modified accordingly

25 Notice of a meeting of the Directors shall include an agenda specifying in reasonable detail the matters to be discussed at the meeting No business which is not within the direct scope of the agenda shall be put to the vote at such meeting unless all the Directors present otherwise agree

26 No person shall be or become incapable of being appointed a Director by reason of his having attained the age of seventy or any other age nor shall any special notice be required in connection with the appointment or the approval of the appointment of such person, and no Director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age

27 The Directors may grant retirement pensions or annuities or other allowances including allowances on death, to any person or to the widow or widower or dependants of any person, in respect of services rendered by him to the Company as Director or in any other executive office or employment under the Company or indirectly as an executive officer or employee of any subsidiary company of the Company or of its holding company (if any) notwithstanding that he may be or may have been a Director of the Company and may make payments towards insurances or trusts for such purposes in respect of such persons and may include rights in respect of such pensions, annuities and allowances in the terms of engagement of any such person

28 (a) The Directors may from time to time appoint one or more of their body to hold any executive office in the management of the business of the Company including the office of Managing Director, for such fixed term or without limitation as to period and on such terms as they think fit and (subject to the provisions of any agreement entered into any particular case and without prejudice to any claim for damages he may have for breach of any such agreement) may remove or dismiss him or them from such office and appoint another or others in his or their place or places A person so appointed shall (subject to the provisions of Article 31(b) and without prejudice to any claim for damages for breach of any agreement between him and the Company) be subject to the same provisions as to removal and as to vacation of office as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall (without prejudice as aforesaid) *ipso facto* and immediately cease to hold such executive office

(b) A Director holding such executive office for a fixed period shall not be entitled to resign as a Director of the Company during that period and Regulation 81(d) of Table A shall be deemed to be modified accordingly

NOTICES

29 The third sentence of Regulation 112 of Table A shall be deemed to be deleted

INDEMNITY

30 (a) Every Director or other officer of the Company shall be indemnified out of the assets of the Company against all losses or liabilities which in such capacity he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under Section 727 of the Act, in which relief is granted to him by the Court, and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto Provided that this Article shall only have effect in so far as its provisions are not avoided by Section 310 of the Act

(b) The Directors shall have power to purchase and maintain for any Director, officer or auditor insurance against any such liability as is referred to in Section 310(1) of the Act

WINDING UP

31 In a winding up the liquidator may, with the sanction of an extraordinary resolution, distribute all or any of the assets *in specie* among the holders in such proportions and manner as may be determined by such resolution, provided always that if any such distribution is proposed to be made otherwise than in accordance with the existing rights of the members, every member shall have the same right of dissent and other ancillary rights as if such resolution were a special resolution passed pursuant to Section 582 of the Act

Names and addresses of subscribers

Name and Address
@UKPLC Client Director Ltd
5 Jupiter House
Calleva Park
Reading
Berkshire
RG7 8NN

Dated 2 December 2002

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

COPPEREAGLE PUBLIC LIMITED COMPANY

1. PRELIMINARY

1 1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No 1052) and as further amended by The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No 3373) (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company

1 2 In these Articles the following expressions bear the following meanings -

"Act" means the Companies Act 1985, but so that any reference in these Articles to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force, and

"holder" means in relation to shares the member whose name is entered in the register of members as the holder of the shares

2. SHARE CAPITAL

2 1 The share capital of the Company is £100,000 divided into 50,002 ordinary shares of £1 each and 49,998 non-voting, non-dividend bearing redeemable preference shares of £1 each (**"Redeemable Preference Shares"**)

2 2 The holders of the Redeemable Preference Shares shall not be entitled to receive a dividend.

2 3 On a distribution of assets of the Company among its members on a winding up or other return of capital (other than a redemption or purchase by the Company of its own shares), the holders of the Redeemable Preference Shares shall be entitled, in priority to any holder

of any other class of shares, to receive an amount equal to the aggregate of the capital paid up on each Redeemable Preference Share

2 4 Subject to Article 2 3, the holders of the Redeemable Preference Shares shall not be entitled to participate in the profits or assets of the Company

2 5 A holder of Redeemable Preference Shares shall be entitled to receive notice of and to attend any general meeting of the Company but shall not have the right to vote in respect of its holding of Redeemable Preference Shares unless

2 5 1 it is proposed at the meeting to consider any resolution approving the purchase by the Company of its own shares, a reduction in the capital of, or the winding up of the Company, in which case holders of the Redeemable Preference Shares shall be entitled to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on, or

2 5 2 it is proposed at the meeting to consider any resolution which abrogates or varies the rights and privileges attaching to the Redeemable Preference Shares, in which case holders of Redeemable Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on

2 6 If entitled to vote at a general meeting of the Company, every holder of Redeemable Preference Shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every Redeemable Preference Share held by such member

2 7 Notwithstanding the rights of the holders of Redeemable Preference Shares under Article 2 5, the written consent of the holders of three-quarters in nominal value of the issued Redeemable Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Redeemable Preference Shares is required if the rights and privileges attaching to the Redeemable Preference Shares are to be varied or abrogated in any way

2 8 All the provisions of the Articles relating to general meetings of the Company shall apply mutatis mutandis to every general meeting of the holders of the Redeemable Preference Shares

2 9 Subject to the Act and without prejudice to Article 2 10, the Redeemable Preference Shares shall be redeemed automatically upon admission of any of the Company's ordinary share capital to the Official List of the UK Listing Authority and the redemption money in respect of such Redeemable Preference Shares shall be paid by the Company to the registered holders of the Redeemable Preference Shares

2 10 Subject to the Act, the Company shall have the right at any time, with or without prior notice to the holders of the Redeemable Preference Shares, to redeem any Redeemable Preference Shares (provided that they are fully paid and that they represent the total number of Redeemable Preference Shares held by that member)

2 11 No Redeemable Preference Shares redeemed by the Company shall be capable of being reissued

2 12 In the event of any inconsistency between Articles 2 1 to 2.11 and any other provision of these Articles, the provisions of Articles 2 1 to 2 11 shall prevail

3. ALLOTMENT OF SHARES

3 1 Shares which are comprised in the authorised but unissued share capital of the Company shall be under the control of the directors who may (subject to sections 80 and 89 of the Act and to articles 3 2 and 3 3 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit

3 2 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution

3 3 The directors are empowered to allot and grant rights to subscribe for or convert securities into shares of the Company pursuant to the authority conferred under article 3 2 above as if section 89(1) of the Act did not apply This power shall enable the directors so to allot and grant rights to subscribe for or convert securities into shares of the Company after its expiry in pursuance of an offer or agreement so to do made by the Company before its expiry

3 4 Save as authorised by the Act, the Company shall not give, whether directly or indirectly, any financial assistance for the acquisition of shares or other securities of the Company or of its holding company (as defined by section 736 of the Act)

3 5 Save as permitted by section 101(2) of the Act, no shares of the Company shall be allotted except as paid up at least as to one quarter of their nominal value and the whole of any premium

4. SHARES

The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment"

5. GENERAL MEETINGS AND RESOLUTIONS

5 1 Every notice convening a general meeting shall comply with the provisions of section 372(3) of the Act as to giving information to members in regard to their right to appoint proxies, and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company

5 2 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors

may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved

5 3 Regulation 41 in Table A shall not apply to the Company

5 4 Resolutions under section 303 of the Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting Regulation 53 in Table A shall be read and construed accordingly

5 5 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy Regulation 54 in Table A shall be modified accordingly

5 6 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting

6. APPOINTMENT OF DIRECTORS

6 1 Regulation 64 in Table A shall not apply to the Company

6 2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be two

6 3 The directors shall not be required to retire by rotation and regulations 73 to 80 (inclusive) in Table A shall not apply to the Company

6 4 No person shall be appointed a director at any general meeting unless either

6 4 1 he is recommended by the directors, or

6 4 2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed

6 5 Subject to article 6 4 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director

6 6 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 6 2 above as the maximum number of directors and for the time being in force

7. **BORROWING POWERS**

The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party

8. **ALTERNATE DIRECTORS**

8 1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly

8 2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present

9. **GRATUITIES AND PENSIONS**

9 1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers

9 2 Regulation 87 in Table A shall not apply to the Company

10. **PROCEEDINGS OF DIRECTORS**

10 1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted, and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting

10 2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act

10 3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company

11. **THE SEAL**

11 1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director

and by the secretary or second director The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal Regulation 101 in Table A shall not apply to the Company

11 2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors

12. PROTECTION FROM LIABILITY

For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 309A(6) of the Act Subject to the provisions of the Act and without prejudice to any protection from liability which may otherwise apply

12 1 the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability,

12 2 every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability, and

12 3 regulation 118 in Table A shall not apply to the Company

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

COPPEREAGLE PUBLIC LIMITED COMPANY

1. PRELIMINARY

1 1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No 1052) and as further amended by The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No 3373) (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company

1 2 In these Articles the following expressions bear the following meanings -

"Act" means the Companies Act 1985, but so that any reference in these Articles to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force, and

"holder" means in relation to shares the member whose name is entered in the register of members as the holder of the shares

2. SHARE CAPITAL

2 1 The share capital of the Company is £100,000 divided into 50,002 ordinary shares of £1 each and 49,998 non-voting, non-dividend bearing redeemable preference shares of £1 each (**"Redeemable Preference Shares"**)

2 2 The holders of the Redeemable Preference Shares shall not be entitled to receive a dividend

2 3 On a distribution of assets of the Company among its members on a winding up or other return of capital (other than a redemption or purchase by the Company of its own shares), the holders of the Redeemable Preference Shares shall be entitled, in priority to any holder

of any other class of shares, to receive an amount equal to the aggregate of the capital paid up on each Redeemable Preference Share

2 4 Subject to Article 2 3, the holders of the Redeemable Preference Shares shall not be entitled to participate in the profits or assets of the Company

2 5 A holder of Redeemable Preference Shares shall be entitled to receive notice of and to attend any general meeting of the Company but shall not have the right to vote in respect of its holding of Redeemable Preference Shares unless

2 5 1 it is proposed at the meeting to consider any resolution approving the purchase by the Company of its own shares, a reduction in the capital of, or the winding up of the Company, in which case holders of the Redeemable Preference Shares shall be entitled to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on, or

2 5 2 it is proposed at the meeting to consider any resolution which abrogates or varies the rights and privileges attaching to the Redeemable Preference Shares, in which case holders of Redeemable Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on

2 6 If entitled to vote at a general meeting of the Company, every holder of Redeemable Preference Shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every Redeemable Preference Share held by such member

2 7 Notwithstanding the rights of the holders of Redeemable Preference Shares under Article 2 5, the written consent of the holders of three-quarters in nominal value of the issued Redeemable Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Redeemable Preference Shares is required if the rights and privileges attaching to the Redeemable Preference Shares are to be varied or abrogated in any way

2 8 All the provisions of the Articles relating to general meetings of the Company shall apply mutatis mutandis to every general meeting of the holders of the Redeemable Preference Shares

2 9 Subject to the Act and without prejudice to Article 2 10, the Redeemable Preference Shares shall be redeemed automatically upon admission of any of the Company's ordinary share capital to the Official List of the UK Listing Authority and the redemption money in respect of such Redeemable Preference Shares shall be paid by the Company to the registered holders of the Redeemable Preference Shares

2 10 Subject to the Act, the Company shall have the right at any time, with or without prior notice to the holders of the Redeemable Preference Shares, to redeem any Redeemable Preference Shares (provided that they are fully paid and that they represent the total number of Redeemable Preference Shares held by that member)

2 11 No Redeemable Preference Shares redeemed by the Company shall be capable of being reissued

2 12 In the event of any inconsistency between Articles 2 1 to 2 11 and any other provision of these Articles, the provisions of Articles 2 1 to 2 11 shall prevail

3. ALLOTMENT OF SHARES

3 1 Shares which are comprised in the authorised but unissued share capital of the Company shall be under the control of the directors who may (subject to sections 80 and 89 of the Act and to articles 3 2 and 3 3 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit

3 2 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution

3 3 The directors are empowered to allot and grant rights to subscribe for or convert securities into shares of the Company pursuant to the authority conferred under article 3 2 above as if section 89(1) of the Act did not apply This power shall enable the directors so to allot and grant rights to subscribe for or convert securities into shares of the Company after its expiry in pursuance of an offer or agreement so to do made by the Company before its expiry

3 4 Save as authorised by the Act, the Company shall not give, whether directly or indirectly, any financial assistance for the acquisition of shares or other securities of the Company or of its holding company (as defined by section 736 of the Act)

3 5 Save as permitted by section 101(2) of the Act, no shares of the Company shall be allotted except as paid up at least as to one quarter of their nominal value and the whole of any premium

4. SHARES

The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment"

5. GENERAL MEETINGS AND RESOLUTIONS

5 1 Every notice convening a general meeting shall comply with the provisions of section 372(3) of the Act as to giving information to members in regard to their right to appoint proxies, and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company

5 2 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors

may determine, and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved

5 3 Regulation 41 in Table A shall not apply to the Company

5 4 Resolutions under section 303 of the Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting Regulation 53 in Table A shall be read and construed accordingly

5 5 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy Regulation 54 in Table A shall be modified accordingly

5 6 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting

6. APPOINTMENT OF DIRECTORS

6 1 Regulation 64 in Table A shall not apply to the Company

6 2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be two

6 3 The directors shall not be required to retire by rotation and regulations 73 to 80 (inclusive) in Table A shall not apply to the Company

6 4 No person shall be appointed a director at any general meeting unless either

6 4 1 he is recommended by the directors, or

6 4 2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed

6 5 Subject to article 6 4 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director

6 6 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 6 2 above as the maximum number of directors and for the time being in force

7. BORROWING POWERS

The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party

8. ALTERNATE DIRECTORS

8 1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly

8 2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present

9. GRATUITIES AND PENSIONS

9 1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers

9 2 Regulation 87 in Table A shall not apply to the Company

10. PROCEEDINGS OF DIRECTORS

10 1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted, and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting

10 2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act

10 3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company

11. THE SEAL

11 1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director

and by the secretary or second director The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal Regulation 101 in Table A shall not apply to the Company

11 2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors

12. PROTECTION FROM LIABILITY

For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 309A(6) of the Act Subject to the provisions of the Act and without prejudice to any protection from liability which may otherwise apply

12 1 the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability;

12 2 every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability, and

12 3 regulation 118 in Table A shall not apply to the Company

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 6072876

Company name in full: COPPEREAGLE PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
	19 06 2007	

Class of shares (ordinary or preference etc)	Redeemable Preference Shares		
Number allotted	49,998		
Nominal value of each share	£1		
Amount (if any) paid or due on each share (including any share premium)	£1		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

LD4 21/06/2007 414 COMPANIES HOUSE

Laserform International 10/05

8346007

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
TUI AG		
Address		
Karl-Wiechert-Allee 4,	Redeemable	49,998
30625 Hannover, Germany	Preference	
UK Postcode	Shares	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed X Date 19 JUNE 2007

** A director / secretary [redacted]

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS
Ref: 2328/6131

Tel 020 7374 8000

DX number 28 DX exchange

8346007

LFM GROUP LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

	Day	Month	Year
Date of termination of appointment	19	06	2007

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes*

NAME

Please insert details as previously notified to Companies House.

*Style / Title	
*Honours etc	
Forename(s)	
Surname	OFFICE ORGANIZATION & SERVICES LIMITED

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

* Voluntary details
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 19 JUNE 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS
Ref:2328/6131

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD4 21/06/2007
COMPANIES HOUSE

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Date of appointment: Day 19 Month 06 Year 2007

† Date of Birth: Day 06 Month 07 Year 1952

Appointment form

Appointment as director [ ] as secretary [x]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse

NAME *Style / Title: *Honours etc:

Forename(s): Andrew Lloyd

Surname: John

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 14 Corder Close

Post town: St Albans Postcode: AL3 4NH

County / Region: Hertfordshire Country: United Kingdom

† Nationality: British † Business occupation: Solicitor

† Other directorships (additional space overleaf):

I consent to act as ** ~~director~~/ secretary of the above named company

Consent signature [signature] **Date** 19 JUNE 2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19 JUNE 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS
Ref: 2328/6131

Tel 020 7374 8000

DX number 28 DX exchange

THURSDAY

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 6072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

CSGROUP Laserform

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHFP026

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office

PO Box numbers only are not acceptable

For English and Welsh companies, the address must be in England or Wales For Scottish companies, the address must be in Scotland.

Address FIRST CHOICE HOUSE

LONDON ROAD

Post town CRAWLEY

County / Region WEST SUSSEX Postcode RH10 9GX

Signed [signature] **Date** 19 JUNE 2007

† Please delete as appropriate.

† a director/secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS
Ref: 2328/6131

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

THURSDAY

Las

8518013

FILE COPY

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 6072876

The Registrar of Companies for England and Wales hereby certifies that

COPPEREAGLE PUBLIC LIMITED COMPANY

having by special resolution changed its name, is now incorporated under the name of

TUI TRAVEL PLC

Given at Companies House, London, the 21st June 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— *for the record* —

LONDON
21 JUN 2007
£50 FEE PAID
COMPANIES
HOUSE

080234

Company number: 6072876

COPPEREAGLE PUBLIC LIMITED COMPANY (the "Company")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO REGULATION 53 OF TABLE A WHICH FORMS PART OF THE COMPANY'S ARTICLES OF ASSOCIATION

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT** the name of the Company be changed to TUI Travel PLC

For and on behalf of TUI AG	Andrew John
(Authorised signatory)	
Dated	Dated 19/06/07

THURSDAY
L5C5SQLA
LD1 21/06/2007 222
COMPANIES HOUSE

Company number: 6072876

COPPEREAGLE PUBLIC LIMITED COMPANY (the "Company")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO REGULATION 53 OF TABLE A WHICH FORMS PART OF THE COMPANY'S ARTICLES OF ASSOCIATION

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT** the name of the Company be changed to TUI Travel PLC

FEUERHAKE ppa. A. GÖHMANN

For and on behalf of TUI AG

(Authorised signatory)

Dated 19/6/07

Andrew John

Dated

FILE COPY

CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 6072876

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

COPPEREAGLE PUBLIC LIMITED COMPANY

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 21st June 2007

THURSDAY

For The Registrar Of Companies

COMPANIES HOUSE

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

117

Application by a public company for certificate to commence business

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, Andrew Lloyd John

of 14 Corder Close, St Albans, Hertfordshire, AL3 4NH

● Please delete as appropriate

● [redacted][the secretary] of the above company do solemnly and sincerely declare that-

1 the aggregate nominal value of the company's allotted share capital is not less than £50,000

2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 50,000

3 the ● [redacted] amount of the preliminary expenses of the company is £ 0

● Please insert the name(s) of person(s) by whom expenses paid or payable

●

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS
Ref: 2328/6131

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

THURSDAY

Laserform

8391577

❶ [4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

❶ [redacted]

❶ Please delete as appropriate

Promoter No 1,

The amount paid or intended to be paid: £

Any benefit given or intended to be given:

The consideration for such payment or benefit:

Promoter No 2,

The amount paid or intended to be paid: £

Any benefit given or intended to be given:

The consideration for such payment or benefit:

Promoter No 3,

The amount paid or intended to be paid: £

Any benefit given or intended to be given:

The consideration for such payment or benefit:

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature [signature]

Declared at: FIRST CHOICE HOUSE, LONDON ROAD, CRAWLEY, W SUSSEX

Day	Month	Year
2 0	0 6	2 0 0 7

on

❷ Please print name

before me ❷: DANIEL JAMES of ASB LAW

Signed [signature] **Date** 20 06 07

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

asb law
INNOVIS HOUSE
108 HIGH STREET
CRAWLEY
WEST SUSSEX
RH10 1AS

8391577

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	19	03	2007
† Date of Birth	08	12	1943

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: — * Honours etc: —

Forename(s): WILLIAM ROBERT PATRICK

Surname: DALTON

Previous forename(s): — Previous surname(s): —

Usual residential address: 30 ST MARY AXE

Post town: LONDON — Postcode: EC3A 8EP

County / Region: — Country: UNITED KINGDOM

† Nationality: CANADIAN/IRISH — † Business occupation: NON-EXECUTIVE DIRECTOR

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 05/04/07

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 23/04/07

(**a director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

HERBERT SMITH LLP, EXCHANGE HOUSE,
PRIMROSE STREET, LONDON, EC2A 2HS
Tel 020 7374 8000
DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

MONDAY
THU

Company Number 6072876

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name WILLIAM ROBERT PATRICK DALTON

Company Name	Resignation
AEGIS MANAGING AGENCY LIMITED	
FIRST CHOICE HOLIDAYS PLC	
HSBC BANK PLC	31/12/2003
HSBC HOLDINGS PLC	28/05/2004
HSBC INVESTMENT BANK HOLDINGS PLC	31/03/2003
MERRILL LYNCH HSBC HOLDINGS LIMITED	10/02/2003
MERRILL LYNCH HSBC LIMITED	17/12/2002
SWISS RE GB PLC	
SWISS RE LIFE & HEALTH LIMITED	31/12/2006
SWISS REINSURANCE COMPANY UK LIMITED	31/12/2006
THE MERCANTILE & GENERAL REINSURANCE COMPANY LIMITED	31/12/2006
YOUNG ENTERPRISE	15/01/2004

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Appointment form

Notes on completion appear on next page

	Day	Month	Year		Day	Month	Year
Date of appointment	19	03	2007	† Date of Birth	29	06	1967

Appointment as director [X] as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

NAME * Style / Title | * Honours etc

Forename(s) GILES ALEXANDER

Surname THORLEY

Previous forename(s) | Previous surname(s)

Usual residential address CHARLTON MANOR, ASHLEY ROAD

Post town CHARLTON KINGS | Postcode GL52 6NS

County / Region GLOUCESTERSHIRE | Country

† Nationality British | † Business occupation COMPANY DIRECTOR ~~INVESTMENT BANKER~~

† Other directorships (additional space next page) See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 27/3/07

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 23/04/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

HERBERT SMITH LLP, EXCHANGE HOUSE,
PRIMROSE STREET, LONDON, EC2A 2HS
Tel 020 7374 8000
DX number 28 DX exchange

MONDAY

COMPANIES HOUSE

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 6072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

BLUEPRINT 2000

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
ASPECT LEISURE ACTIVITIES LIMITED	
ASPECT VENTURES LIMITED	
AVEBURY GROUP LIMITED	
AVEBURY INNS LIMITED	
AVEBURY PUB COMPANY LIMITED	
AVL (PUBS) NO 1 LIMITED	
AVL (PUBS) NO 2 LIMITED	
BARNARBY'S CARVERY LIMITED	
BARSHELF 2 LIMITED	
BRITISH BEER & PUB ASSOCIATION	
BROOMCO (3708) LIMITED	
CARTERTOUR LIMITED	
CHEF & BREWER HOTELS LIMITED	
CHEF & BREWER LIMITED	
CHESHIRE HOTELS (DEVELOPMENTS) LIMITED	
CHESHIRE HOTELS LIMITED	
CITY LIMITS LIMITED	
CLEVELAND PLACE HOLDINGS LIMITED	
COUNTRY FAYRE RESTAURANTS LIMITED	
COUNTRY GRILL RESTAURANTS LIMITED	
CPH (R&L) NO 1 LIMITED	
CPH (R&L) NO 2 LIMITED	
CPH PALLADIUM LIMITED	
DEARG LIMITED	
ENRICHTECH LIMITED	
ESPORTA GROUP LIMITED	22/02/2007
FIRST CHOICE HOLIDAYS PLC	
FREEHOUSE LIMITED	
FRESHWILD LIMITED	
GOLDEN PHEASANT RESTAURANT LIMITED	

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals
CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
GRS INNS LIMITED	01/06/2006
HARPPLAN LIMITED	
HOMESPREADS LIMITED	
HUGGINS AND COMPANY, LIMITED	
INN PARTNERSHIP LIMITED	
INNSPIRED (ITB) LIMITED	
INNSPIRED COMPANY LIMITED	
INNSPIRED DEVELOPMENTS LIMITED	
INNSPIRED GROUP LIMITED	
INNSPIRED HOLDINGS LIMITED	
INNSPIRED TAVERNS II LIMITED	
INNSPIRED TAVERNS LIMITED	
INSPIRED PUBS LIMITED	
JODSAL LIMITED	
JOHN BARRAS & CO LIMITED	
LITTLE LONDON PUBS LIMITED	
LONDON PUB-RESTAURANTS LIMITED	
LONDON TOURIST PUBS LIMITED	
MILL HOUSE INNS (LEASEHOLDS) LIMITED	
MILL HOUSE INNS (RETFORD) LIMITED	
MILL HOUSE INNS (TRADING) LIMITED	
MILL HOUSE INNS LIMITED	
MILLHOUSE PUBS LIMITED	
MOUNTLOOP LIMITED	
NARNAIN	
NEW PUBCO HOLDINGS LIMITED	
OLD ORLEANS LIMITED	17/09/2006
OLD ORLEANS LIMITED	17/09/2006
OPEN HOUSE LIMITED	
PARTSTRIPE LIMITED	

BLUEPRINT 2000

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
PIONEER INNS & TAVERNS LIMITED	
PIONEER PUB COMPANY LIMITED	
PUB COM LIMITED	
PUNCH CENTRUM INTERMEDIATE HOLDING COMPANY	
PUNCH CENTRUM LOAN COMPANY LIMITED	
PUNCH JUBILEE INTERMEDIATE HOLDING COMPANY LIMITED	
PUNCH JUBILEE LOAN COMPANY LIMITED	
PUNCH TAVERNS (AH) LIMITED	
PUNCH TAVERNS (AVEBURY) LIMITED	
PUNCH TAVERNS (BARTON) LIMITED	
PUNCH TAVERNS (BRANSTON) LIMITED	
PUNCH TAVERNS (BS) COMPANY LIMITED	
PUNCH TAVERNS (CENTRUM) LIMITED	
PUNCH TAVERNS (CMG) LIMITED	
PUNCH TAVERNS (ES) LIMITED	
PUNCH TAVERNS (FH) LIMITED	
PUNCH TAVERNS (FRADLEY) LIMITED	
PUNCH TAVERNS (IB) LIMITED	
PUNCH TAVERNS (INNS) LIMITED	
PUNCH TAVERNS (ITG) LIMITED	
PUNCH TAVERNS (JUBILEE) LIMITED	
PUNCH TAVERNS (MH) LIMITED	
PUNCH TAVERNS (OFFICES) LIMITED	
PUNCH TAVERNS (PGE) LIMITED	
PUNCH TAVERNS (PGRA) LIMITED	
PUNCH TAVERNS (PGRH) LIMITED	
PUNCH TAVERNS (PGRP) LIMITED	
PUNCH TAVERNS (PM) LIMITED	
PUNCH TAVERNS (PMG) LIMITED	
PUNCH TAVERNS (PMH) LIMITED	

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
PUNCH TAVERNS (PML) LIMITED	
PUNCH TAVERNS (PMM) LIMITED	
PUNCH TAVERNS (PMMH) LIMITED	
PUNCH TAVERNS (PMT) LIMITED	
PUNCH TAVERNS (PPCS) LIMITED	
PUNCH TAVERNS (PRAC) LIMITED	
PUNCH TAVERNS (PRAF) LIMITED	
PUNCH TAVERNS (PTL) LIMITED	
PUNCH TAVERNS (PUBS) LIMITED	
PUNCH TAVERNS (RED) LIMITED	
PUNCH TAVERNS (REDWOOD BIDCO) LIMITED	
PUNCH TAVERNS (REDWOOD JERSEYCO) LIMITED	
PUNCH TAVERNS (REDWOOD MIDCO) LIMITED	
PUNCH TAVERNS (REDWOOD NEWCO 1) LIMITED	25/06/2006
PUNCH TAVERNS (REDWOOD NEWCO 1A) LIMITED	
PUNCH TAVERNS (RH) LIMITED	
PUNCH TAVERNS (SPML) LIMITED	
PUNCH TAVERNS (VPR) LIMITED	
PUNCH TAVERNS (WOODVILLE) LIMITED	
PUNCH TAVERNS BARTON INTERMEDIATE HOLDING COMPANY LIMITED	
PUNCH TAVERNS BARTON LOAN COMPANY LIMITED	
PUNCH TAVERNS DEVELOOPMENT COMPANY LIMITED	
PUNCH TAVERNS FINANCE B LIMITED	
PUNCH TAVERNS FINANCE PLC	
PUNCH TAVERNS GROUP LIMITED	
PUNCH TAVERNS HOLDINGS LIMITED	
PUNCH TAVERNS INTERMEDIATE HOLDINGS LIMITED	
PUNCH TAVERNS INVESTMENTS LIMITED	
PUNCH TAVERNS PLC	
PUNCH TAVERNS PROPERTIES LIMITED	

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
PUNCH TAVERNS RESERVE COMPANY LIMITED	
PUNCH TAVERNS RESERVE II COMPANY LIMITED	
PUNCH TAVERNS RESERVE III LIMITED	
R V GOODHEW LIMITED	
READYSTRIPE LIMITED	
RHESUS LIMITED	
SCHOONER INNS LIMITED	
SOUTHERN INNS LIMITED	
SPIRIT (OOL) LIMITED	
SPIRIT (AKE HOLDINGS) LIMITED	
SPIRIT (BRB) LIMITED	
SPIRIT (CCR) LIMITED	
SPIRIT (FAITH) LIMITED	
SPIRIT (LODGES HOLDINGS) LIMITED	
SPIRIT (PSC) LIMITED	
SPIRIT (SGL) LIMITED	
SPIRIT ACQUISITION PROPERTIES LIMITED	
SPIRIT ACQUISITIONS GUARANTEE LIMITED	
SPIRIT ACQUISITIONS HOLDINGS LIMITED	
SPIRIT FINANCIAL HOLDINGS LIMITED	
SPIRIT GROUP EQUITY LIMITED	
SPIRIT GROUP FINCO LIMITED	
SPIRIT GROUP HOLDINGS LIMITED	
SPIRIT GROUP LIMITED	
SPIRIT GROUP PARENT LIMITED	
SPIRIT GROUP PENSION TRUSTEE LIMITED	
SPIRIT GROUP RETAIL (NORTH) LIMITED	
SPIRIT GROUP RETAIL (NORTHAMPTON) LIMITED	
SPIRIT GROUP RETAIL (PUBS) NO 1 LIMITED	
SPIRIT GROUP RETAIL (PUBS) NO 2 LIMITED	

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
SPIRIT GROUP RETAIL (SOUTH) LIMITED	
SPIRIT GROUP RETAIL HOTELS LIMITED	
SPIRIT GROUP RETAIL LIMITED	
SPIRIT GROUP RETAIL PENSIONS LIMITED	
SPIRIT GROUP RETAIL PUBS AND RESTAURANTS LIMITED	
SPIRIT INTERMEDIATE HOLDINGS LIMITED	
SPIRIT MANAGED (TRENT) LIMITED	
SPIRIT MANAGED FUNDING LIMITED	
SPIRIT MANAGED HOLDINGS LIMITED	
SPIRIT MANAGED INNS LIMIITED	
SPIRIT MANAGED PUBS LIMITED	
SPIRIT PARENT LIMITED	
SPIRIT PUBS HOLDINGS LIMITED	
SPIRIT PUBS PARENT LIMITED	
SPIRIT RETAIL BIDCO LIMITED	
SPIRIT SLB LIMITED	
SPIRIT SUPPLY COMPANY LIMITED	
SPRINGTARN LIMITED	
STANFORD PUBS LIMITED	
STANFORD TAVERNS LIMITED	
STEWARD AND PATTESON LIMITED	
STICKPAD LIMITED	
TELSCOMBE TAVERN LIMITED	
THE CHEF & BREWER GROUP LIMITED	
THE HOST GROUP LIMITED	
THE NICE PUB COMPANY LIMITED	
THE RONA TRUST	
TOM COBLEIGH (INNS) LIMITED	
TOM COBLEIGH (TRADING) LIMITED	
TOM COBLEIGH GROUP LIMITED	

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Name GILES ALEXANDER THORLEY

Company Name	Resignation
TOM COBLEIGH HOLDINGS LIMITED	
TOM COBLEIGH LIMITED	
TOP DOG PUB COMPANY LIMITED	
USHERS OF TROWBRIDGE LIMITED	
WHITEGATE TAVERNS LIMITED	

LFM GROUP
LASERFORM

Please complete in typescript, or in bold black capitals

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 6072876

Company Name in full Coppereagle Public Limited Company

	Day	Month	Year
Date of termination of appointment	1 9	0 3	2 0 0 7

as director √ as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

Please insert details as previously notified to Companies House

NAME *Style / Title: *Honours etc:

Forename(s):

Surname: Precis Company Services Limited

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below

* Voluntary details
† Directors only
**Please delete as appropriate

Signed [signature] **Date**

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

WEDNESDAY
A44 18/04/2007 570
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 6072876

Company Name in full Coppereagle Public Limited Company

	Day	Month	Year
Date of termination of appointment	1 9	0 3	2 0 0 7

as director √ as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes*

Please insert details as previously notified to Companies House

NAME *Style / Title: *Honours etc:

Forename(s): Peregrine Secretarial Services Limited

Surname:

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below

* Voluntary details
† Directors only
** Please delete as appropriate

Signed **Date**

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

WEDNESDAY

COMPANIES HOUSE

Laserform International 02/00

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 06072876

Company Name in full COPPEREAGLE PLC

	Day	Month	Year
Date of appointment	19	03	2007
† Date of Birth	20	10	1956

Appointment form Appointment as director: x   as secretary: [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

Notes on completion appear on reverse

NAME *Style / Title: MR   *Honours etc:

Forename(s): HORST

Surname: BAIER

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: ROSENWEG 10

Post town: HANNOVER   Postcode: 30627

County / Region: Country: GERMANY

† Nationality: GERMAN   † Business occupation: DIRECTOR

† Other directorships (additional space overleaf): N/A

I consent to act as ** director / ~~XXXXXX~~ of the above named company

Consent signature [signature]   Date 04-05-2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature]   Date 04-05-2007

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel

DX number   DX exchange CO-4744295-1

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

THURSDAY
A06 12/04/2007 155
COMPANIES HOUSE

Company Number 06072876

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 06072876

Company Name in full COPPEREAGLE PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	19	03	2007	† Date of Birth	06	04	1948

Appointment form Appointment as director X as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse

NAME *Style / Title MR *Honours etc

Forename(s) DIETER

Surname BRETTSCHNEIDER

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† GRIMBARTSCHLUCHT 4

Post town BURGDORF Postcode 31303

County / Region Country GERMANY

† Nationality GERMAN † Business occupation DIRECTOR

† Other directorships (additional space overleaf) NA

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details
† Directors only
** Delete as appropriate

Consent signature [signature] Date 04-05-2007

A director, secretary etc must sign the form below

Signed [signature] Date 04-05-2007

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

THURSDAY

COMPANIES HOUSE

Company Number 06072876

† Directors only

† Other directorships

DOC 4744297 1

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

JORDANS

288b

Please complete in typescript, or in bold black capitals.

CHFP001

Terminating appointment as director or secretary *(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))*

Company Number 06072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

	Day	Month	Year
Date of termination of appointment	1 6	0 3	2 0 0 7

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title | *Honours etc

Please insert details as previously notified to Companies House.

Forename(s)

Surname **INSTANT COMPANIES LIMITED**

†Date of Birth Day Month Year

A serving director, secretary etc must sign the form below.

Signed (Authorised Signatory of INSTANT COMPANIES LIMITED) **Date** 16th March 2007

(**serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

JORDANS LIMITED
21 ST THOMAS STREET, BRISTOL
BS1 6JS Tel **0117 923 0600**
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

COMPANIES HOUSE

JORDANS

288b

Please complete in typescript, or in bold black capitals.

CHFP001

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 06072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Date of termination of appointment — Day 16 Month 03 Year 2007

as director [X] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s):

Surname: SWIFT INCORPORATIONS LIMITED

†Date of Birth: Day Month Year

A serving director, secretary etc must sign the form below.

Signed (Authorised Signatory of SWIFT INCORPORATIONS LIMITED) **Date** 16th March 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

(**serving director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

JORDANS LIMITED
21 ST THOMAS STREET, BRISTOL
BS1 6JS Tel *0117 923 0600*
DX number DX exchange

SATURDAY

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

10/99

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED 2007 DEC 11 P 1:

Company Number	6072876
Company Name in full	Coppereagle Public Limited Company
Date of appointment (Day Month Year)	16 03 2007
† Date of Birth (Day Month Year)	

Appointment form

Appointment as director √ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title	
*Honours etc	
Forename(s)	Peregrine Secretarial Services Limited
Surname	
Previous Forename(s)	
Previous Surname(s)	
Usual residential address ††	Level 1, Exchange House, Primrose Street
Post town	London
Postcode	EC2A 2HS
County / Region	
Country	England
† Nationality	English
† Business occupation	Corporate Director
† Other directorships (additional space overleaf)	Please see continuation sheet 1-5

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 16/03/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16/03/07

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Company Number 6072876

† Directors only. † Other directorships: please see continuation sheet 1-5

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Contination Sheets 1 - 5

International Exchange Limited
Channel Three News Limited
Precis (1967) Limited
DCP Group Limited
Digital Channel Partners Limited
Andersen Private Client Services Limited
Andersen Corporate Finance Limited
Precis (2173) Limited
Honeyplant Limited
Precis (2280) Limited
Precis (2277) Limited
European Stock Exchange Limited
Suredirect Limited
Precis (2408) Limited
Intelligent Energy Group Limited
Precis (2448) Limited
Precis (2451) Limited
Precis (2462) Limited
Precis (2465) Limited
Precis (2527) Limited
Precis (2537) Limited
Precis (2540) Limited
Precis (2547) Limited
Precis (2548) Limited
Black Jet Limited
Precis (2579) Limited
Thinkbox TV Limited
Precis (2603) Limited
Precis (2611) Limited
Precis (2613) Limited
Precis (2612) Limited
Precis (2614) Limited
Precis (2615) Limited
Obsolete PLC
Precis (2929) Limited
Tiber Investments Limited
Precis (2649) Limited
CB/TCC Global Holdings Limited
Hydrogen Energy International Limited
MREF Capitalco Limited
Precis (2661) Limited
Precis (2663) Limited
Precis (2662) Limited
Folkestone Harbour (2) Limited
Folkestone Harbour (3) Limited
Folkestone Harbour (GP) Limited
Folkestone Harbour (4) Limited
Precis (2675) Limited
Precis (2673) Limited
New Star Private Equity Investment Trust Limited
Givaudan Milton Keynes Limited
Precis (2676) Limited
Precis (2677) Limited
Precis (2679) Limited
Precis (2678) Limited
Precis (2680) Limited
Precis (2682) Limited
Precis (2685) Limited
Precis (2684) Limited
Precis (2681) Limited
Precis (2683) Limited
Group 4 Securior Holdings Limited
Precis (2179) Limited
Precis (2180) Limited

Precis (2175) Limited
Precis (2176) Limited
Polar Capital Holdings PLC
Saga Limited
Stewart & Stevenson TVS UK LTD
Charter Cash Fund Limited
Chancerygate (Wokingham) Limited
Moorfield (Kembrey Park) Limited
Trusted Experts Limited
Precis (2212) Limited
Synapse Director Limited
Tiger No.1 General Partner Limited
Precis (2179) Limited
Tindall Hotels Holdco 11 Limited
Sea Lion Ventures Limited
Next PLC
G3 Estates Limited
Tindall Hotels Holdco 12 Limited
Worldwide Wood Fiber Limited
Power Innovations Limited
Markem UK Holdings 2 Limited
Digital Aspects Holdings Limited
Easter Portfolios Limited
Little Britain (GP)Limited
Precis (2272) Limited
Precis (2271) Limited
Maersk Data UK Limited
Katalco Limited
Synetix Limited
Tracerco Limited
SBR Management Limited
Lazard Asset Management (UK) Holdings Limited
Moorbrook (No.3) Limited
Moorbrook (No.2) Limited
Westfield (No.2) Limited
Georgica Share Incentive Plan Limited
Precis (2288) Limited
Liberty Living (QPI) LTD
Liberty Living (CP) LTD
Moorbrook (No.1) Limited
Moorfield Dunstable LP Limited
PFI Infraco Limited
Moorside (No.1) Limited
Eddington Capital Management Limited
Tindall Hotels Holdco 4 Limited
Mound Financing (No.3) PLC
British American Tobacco Italy Limited
P&O Princess Cruises Limited
Springwell Investments Limited
Sheroyalt (No.2) Limited
Grisons Peak Services Limited
Sheroyalt Limited
Chancerygate (Hook Rise) Limited
James Fisher Mimic Limited
Perenco UK Pension Trustee
Liberty Living (Trinity) Point Ltd
Brands Hatch Circuits Limited
Brands Hatch Investments Limited
Brands Hatch Limited
Brands Hatch Leisure Limited
Precis (2396) Limited
Cheriton Resources 20 Limited
Latham House Two Limited
Lizard Orchid Developments Limited
Lazard Servics Holdings Limited
FGIC UK Limited
FGIC UK Services Limited

Rileys (Southend) Limited
Precis (2364) Limited
Precis (2407) Limited
Intelligent Energy Holdings Public Limited Company
Network General Europe Limited
Lowell Holdings Ltd
Lowell Finance Ltd
Chancerygate (Hampton) Limited
Little Britain No.3 Limited
Ponteland Limited
Wittington Investments (LGV4) Limited
Precis (2425) Limited
MGN Gas Networks (UK) Limited
Folkestone Harbour Holdings Limited
Partners 4 Lift Limited
Partners 4 Lift (Bidcostco 1) Limited
Saga Radio (London) Ltd
Precis (2435) Limited
Precis (2436) Limited
Per Una Group Limited
MGN Gas Networks (Junior Finance) Limited
MGN Gas Networks (Senior Finance) Limited
Avery Cannock Nominee 1 Limited
Avery Cannock Nominee 2 Limited
Avery Keighley Nominee 1 Limited
Avery Keighley Nominee 2 Limited
Avery Northfield Nominee 1 Limited
Avery Northfield Nominee 2 Limited
Medicx Properties II Ltd
Precis (2461) Limited
Precis (2460) Limited
Precis (2459) Limited
Dunhill Cigars of London Limited
Easter Developments (North West) Limited
Easter Developments (North) Limited
Gateway Science Park Limited
Chancerygate (Business Centre) Limited
Start Dartford Limited
Precis (2475) Limited
Lloyds Chambers Property Limited
Start Oxford Limited
Start International Limited
Start Cambridge Limited
Start Headquarters Limited
Honda GP Holdings Limited
Mill Street Management (Slough) Limited
Domain Chelsea Point Management Limited
Chancerygate Funds Management Limited
CFS Services Limited
Devon Nominees (No.1) Limited
Finchale Securities Limited
Devon Nominees (No.2) Limited
Easter Developments (South East) Limited
Acti UK Limited
Broadham (GP) Limited
Devon Nominees (No.3) Limited
Airport Property GP (No.2) Limited
Airport Property GP (No.1) Limited
VSNL Telecommunications (UK) Limited
ISIS Court Management Limited
Devon Nomineees Limited
Dorrington Lyndale Limited
Moorfield Real Estate Fund GP Limited
Moorfield Real Estate Fund CIP Limited
Witan Investment Services Limited
Nexus Property Services Limited
Precis (2474) Limited

SG 12 Limited
Precis (2517) Limited
Professional Indemnity Agencies Limited
Thatchowners Agency Limited
UIA Lottery Management Services Limited
Uniservice Limited
Vanzel's Interiors Limited
Wittington Investments (Richmond Hill Hotel) Limited
BPB Group Finance Limited
Arcplan UK Limited
AIDA Investment Company Limited
DLR (No.1) Limited
CB Richard Ellis PT GP Limited
BSkyB Finance UK Plc
Amadeus (Holdings) UK Limited
Ryedale Gas & Power Limited
Knapton Power Limited
Enam Securities Europe Limited
NFPA Scotland Limited
Manroyal Investments Limited
Wittington Investments (LGV5) Limited
Hyde Park GP Limited
Hyde Park Nominee Limited
Wittington Investments (PPE IV) Limited
Moorfield Car Park II Limited
Moorfield Car Park I Limited
Group 4 Securior Finance Limited
KRS Investment Holdings Ltd
Liberty Living (Cambrian Point) Ltd
Academic Research Limited
Beam Global UK Limited
Chancerygate (Southall) Limited
Homefield PVT UK Ltd
Cerep West End GP Limited
CMK Britel Nominees No.1 Limited
CMK Britel Nominees No.2 Limited
CMK Britel General Partner Limited
Domain Baxtergate GP Limited
Domain Baxtergate Nominee Limited
Domain Baxtergate Management Limited
Low Level Waste Repository Site Licence Company Limited
Precis (2576) Limited
The Wine Alliance Limited
India Investment Partners Limited
Beam Global Distribution (UK) Limited
Beam Global Spirits & Wine UK (Holdings) LImited
Signature Senior Lifestyle Holdings Limited
Macdermid Actium, Ltd
Curzon Hotels Limited
Precis (2584) Limited
Cerep Monument GP Limited
Enam Capital Management Limited
Cerep Monument Nominee Limited
Flying Tindall Lower 4 Limited
CJP Retford Limited
Cerep Poole GP Limited
Cerep Bristol GP Limited
5D Finance Limited
Cerep Oxford GP Limited
Chancerygate (Milton Keynes) Limited
Chancerygate (Irlam) Limited
Biffa Corporate Holdings Limited
Severn Trent Holdings Limited
YH3 Limited
Wittington Investments (Bestport) Limited
Allos Taylor Investments Limited
Cerep UK Investment C GP Limited

Cerep UK Investment D GP Limited
Beam UK Pension Plan Trustee Limited
John Harvey & Sons (UK) Limited
Time Warner Money Purchase Pension Plan Trustee Limited
LCR St Pancras Chambers Limited
Gallions Reach Shopping Park (Nominee) Limited
Multipass 3D Laser Scans Ltd
London & Regional (Health Clubs No.3) Limited
London & Regioanl (Health Clubs No.4) Limited
Ocean Mainport Rescue Limited
Noble Denton Group Limited
IPC Network Services UK Holdings Limited
IPC NS UK SPC Limited
IPC Information Systems UK Holdings Limited
Carisbrooke Aurora (UK) Limited
Bioscience Investments (3F) Limited
Northgate (TM) Limited
AGCO Receivables Limited
Hammerson Investments (No.29) Limited
Domain Queens Road GP Limited
Domain Queens Road Management Limited
Domain Queens Road Nominee Limited
Curzon Hotel Properties (GP) Limited
Curzon Nominees I Limited
Tata Tea (GB) Investments Limited
Tata Team (GP) Capital Limited
Tata Steel UK Limited
Tulip UK Holdings (No.1) Limited
Tulip UK Holdings (No.2) Limited
Tulip UK Holdings (No.3) Limited
Northgate (Europe) Limited
United Biscuits VLNCO Limited
United Biscuits Holdco Limited
United Biscuits Holdco 2 Limited
United Biscuits Bidco Limited
JP Morgan Income & Growth Investment Trust Plc
Wittington Investments (Dunden) Limited
United Biscuits Bondco Limited
United Biscuits Topco Limited
Cerep UK Investment C Nominee 1 Limited
Cerep UK Investment C Nominee 2 Limited
Cerep UK Investment E GP Limited
Moorfield Dover Street GP Limited
Folkestone Harbour (1) Limited
Barnardo Social Enterprise Limited
Linpac Plastics China Holdings Limited
Equitix Holdings Ltd
Rileys Holdings Limited
Curzon Hotels (Operator) Limited
Wittington Investments (Next Wave) Limited
Harelto Limited
Givaudan Holdings UK Limited
Severn Trent Finance Holdings Limited

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED

Company Number	6072876
Company Name in full	Coppereagle Public Limited Company
Date of appointment (Day Month Year)	16 03 2007
† Date of Birth (Day Month Year)	
Appointment form Appointment as director	√
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title	
*Honours etc	
Forename(s)	Precis Company Services Limited
Surname	
Previous Forename(s)	
Previous Surname(s)	
Usual residential address ††	Level 1, Exchange House, Primrose Street
Post town	London
Postcode	EC2A 2HS
County / Region	
Country	England
† Nationality	English
† Business occupation	Corporate Director
† Other directorships (additional space overleaf)	Please see continuation sheet 1

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

I consent to act as ** director / XXXXXXX of the above named company

Consent signature — **Date** 16/03/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed — **Date** 16/03/07

(** a director / secretary / XXXXXXX / XXXXXXX / XXXXXXX / XXXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Laser

Company Number 6072876

† Directors only.

† Other directorships: please see continuation sheet 1

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Continuation Sheet 1

Honeyplanet Limited
Intelligent Energy Group Limited
Obsolete plc
Polar Capital Holdings plc
Mound Financing (No.3) plc
Intelligent Energy Holdings Public Limited
BSkyB Finance UK plc
JP Morgan Income & Growth Investment Trust plc

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6072876

Company Name in full Coppereagle Public Limited Company

	Day	Month	Year		Day	Month	Year
Date of appointment	16	03	2007	† Date of Birth			

Appointment form

Appointment as director [ ] as secretary [√] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s):

Surname: Office Organization & Services Limited

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a *Confidentiality Order* granted under the *provisions of section* 723B of the Companies Act 1985 [ ]

Usual residential address †† Level 1, Exchange House, Primrose Street

Post town: London Postcode: EC2A 2HS

County / Region: Country: England

† Nationality: English † Business occupation: Corporate Secretary

† Other directorships (additional space overleaf):

I consent to act as ** XXXXXX/ secretary of the above named company

Consent signature [signature] **Date** 16/03/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16/03/07

(** a director / secretary / XXXXXXX/ XXXXXXXXXXXXX / XXXXXXXXXXX/XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY

Company Number 6072876

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

CSGROUP Laserform

287

Please complete in typescript, or in bold black capitals.

CHFP025

Change in situation or address of Registered Office

Company Number 6072876

Company Name in full Coppereagle Public Limited Company

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a *person may validly serve* any document on the company at its previous *registered office*.

PO Box numbers only *are not acceptable*.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: Level 1, Exchange House, Primrose Street

Post town: London

County / Region: England   Postcode: EC2A 2HS

Signed [signature]   **Date** 16/03/07

† Please delete as appropriate.

† a director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

le

SATURDAY

FILE COPY

CERTIFICATE OF INCORPORATION
OF A PUBLIC LIMITED COMPANY

Company No. 6072876

The Registrar of Companies for England and Wales hereby certifies that
COPPEREAGLE PUBLIC LIMITED COMPANY

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Cardiff, the 29th January 2007

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

HC008B

JORDANS

12

Please complete in typescript, or in bold black capitals

CHFP001

Declaration on application for registration

6072876

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

I, MARK DAVID ANDERSON signing on behalf

of SWIFT INCORPORATIONS LIMITED

† Please delete as appropriate

do solemnly and sincerely declare that I am a † ~~[Solicitor engaged in the formation of the company]~~ [person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at 21 ST THOMAS STREET BRISTOL BS1 6JS

	Day	Month	Year
on	25	01	2007

° Please print name.

before me° GEORGE KEPPE

Signed [signature] **Date** 25/01/07

†~~A Commissioner for Oaths or Notary Public or Justice of the Peace~~ or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

JORDANS LIMITED
21 ST THOMAS STREET BRISTOL
BS1 6JS Tel 0117 923 0600
DX number DX exchange

FRIDAY

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form r...

JORDANS

10

Please complete in typescript, or in bold black capitals.
CHFP001
Notes on completion appear on final page

First directors and secretary and intended situation of registered office

Company Name in full COPPEREAGLE PUBLIC LIMITED COMPANY

Proposed Registered Office 1 MITCHELL LANE
(PO Box numbers only, are not acceptable)

Post town BRISTOL

County / Region

Postcode BS1 6BU

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. **X**

Agent's Name **JORDANS LIMITED**

Address 21 ST THOMAS STREET

Post town BRISTOL

County / Region

Postcode BS1 6JS

Number of continuation sheets attached

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

JORDANS LIMITED
21 ST THOMAS STREET,BRISTOL,
BS1 6JS Tel 0117 923 0600
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FRIDAY

Company Secretary (see notes 1-5)

* Voluntary details

NAME *Style / Title		*Honours etc	
Forename(s)			
Surname	SWIFT INCORPORATIONS LIMITED		
Previous forename(s)			
Previous surname(s)			
Address	1 MITCHELL LANE		
Post town	BRISTOL		
County / Region		Postcode	BS1 6BU
Country	United Kingdom		

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature [signature] **Date** 25/01/07

Authorised signatory of SWIFT INCORPORATIONS LIMITED

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title		*Honours etc	
Forename(s)			
Surname	INSTANT COMPANIES LIMITED		
Previous forename(s)			
Previous surname(s)			
Address	1 MITCHELL LANE		
Post town	BRISTOL		
County / Region		Postcode	BS1 6BU
Country	United Kingdom		
Date of birth (Day Month Year)		**Nationality**	UK Registered
Business occupation	COMPANY REGISTRATION AGENT		
Other directorships			

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 25/01/07

Authorised signatory of INSTANT COMPANIES LIMITED

Directors (continued) (see notes 1-5)

* Voluntary details

NAME *Style / Title	* Honours etc
Forename(s)	
Surname	SWIFT INCORPORATIONS LIMITED
Previous forename(s)	
Previous surname(s)	
Address	1 MITCHELL LANE
Post town	BRISTOL
County / Region	Postcode BS1 6BU
Country	United Kingdom
Date of birth (Day Month Year)	**Nationality** UK Registered
Business occupation	COMPANY REGISTRATION AGENT
Other directorships	

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 25/01/07

Authorised signatory of SWIFT INCORPORATIONS LIMITED

This section is signed by an agent on behalf of all subscribers **Signed** [signature] **Date** 25/01/07

(Authorised Signatory)

A1C004000555

THE COMPANIES ACTS 1985 to 1989

5200

5200

ACCOUNT
21
26 JAN 2007
RECEIVED

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

FRIDAY

COPPEREAGLE PUBLIC LIMITED COMPANY

1. The Company's name is "COPPEREAGLE PUBLIC LIMITED COMPANY".

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4.1 The object of the Company is to carry on business as a general commercial company.

4.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

4.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

4.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

4.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

4.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

4.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

4.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

4.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

4.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

4.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

4.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

4.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

4.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

4.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

4.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

4.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

4.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

4.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

4.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

4.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

4.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

4.2.21 To procure the Company to be registered or recognised in any part of the world.

4.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

4.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

4.2.24 AND so that:-

4.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

4.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

4.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5. The liability of the members is limited.

6. The Company's share capital is £100,000 divided into 100,000 shares of £1 each.

We, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

Names and addresses of subscribers		Number of shares taken by each Subscriber
1. For and on behalf of Instant Companies Limited, 1 Mitchell Lane, Bristol BS1 6BU		One
2. For and on behalf of *Swift Incorporations Limited*, 1 Mitchell Lane, Bristol BS1 6BU		One
	Total shares taken	Two

Date: 25 January 2007

Witness to the above signatures Glenys Copeland
1 Mitchell Lane
Bristol BS1 6BU

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

COPPEREAGLE PUBLIC LIMITED COMPANY

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052) and as further amended by The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373) (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985, but so that any reference in these Articles to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised but unissued share capital of the Company shall be under the control of the directors who may (subject to sections 80 and 89 of the Act and to articles 2.2 and 2.3 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

2.3 The directors are empowered to allot and grant rights to subscribe for or convert securities into shares of the Company pursuant to the authority conferred under article 2.2 above as if section 89(1) of the Act did not apply. This power shall enable the directors so to allot and grant rights to subscribe for or convert securities into shares of the Company after its expiry in pursuance of an offer or agreement so to do made by the Company before its expiry.

2.4 Save as authorised by the Act, the Company shall not give, whether directly or indirectly, any financial assistance for the acquisition of shares or other securities of the Company or of its holding company (as defined by section 736 of the Act).

2.5 Save as permitted by section 101(2) of the Act, no shares of the Company shall be allotted except as paid up at least as to one quarter of their nominal value and the whole of any premium.

3. SHARES

3.1 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 372(3) of the Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.2 Regulation 41 in Table A shall not apply to the Company.

4.3 Resolutions under section 303 of the Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting. Regulation 53 in Table A shall be read and construed accordingly.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be two.

5.2 The directors shall not be required to retire by rotation and regulations 73 to 80 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. THE SEAL

10.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

10.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

11. PROTECTION FROM LIABILITY

For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 309A(6) of the Act. Subject to the provisions of the Act and without prejudice to any protection from liability which may otherwise apply:

11.1 the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability.

11.2 every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

11.3 regulation 118 in Table A shall not apply to the Company.

Names and addresses of subscribers

1. For and on behalf of
   Instant Companies Limited
   1 Mitchell Lane
   Bristol BS1 6BU

2. For and on behalf of
   Swift Incorporations Limited
   1 Mitchell Lane
   Bristol BS1 6BU

Date: 25 January 2007

Witness to the above signatures Glenys Copeland
1 Mitchell Lane
Bristol BS1 6BU

RECEIVED
2007 DEC 17 P 1:13

TUI Travel PLC– Rule 12g3-2(b) Exemption

APPENDIX A4: COMPANIES HOUSE FILINGS

FIRST CHOICE

Companies House
— for the record —

287(ef)

Change in situation or address of a Registered Office

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **22/11/2007**

X0OOYUVW

New Address Details

New Address: **TUI TRAVEL HOUSE**
CRAWLEY BUSINESS QUARTER FLEMING WAY
CRAWLEY
WEST SUSSEX RH10 9QL

Please Note:

The change in the Registered Office does not take effect until the Registrar has registered this form. For 14 days beginning with the date that a change of Registered Office is registered, a person may validly serve any document on the company at its previous Registered Office.

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **12/11/2007** *Authenticated:* **Yes (E/W)**

287(ef)

Change in situation or address of a Registered Office

Company Name **FIRST CHOICE HOLIDAYS PLC**

Company Number **00048967**

Received for filing in Electronic Format on the **16/11/2007**

XZOPGUP8

New Address Details

New Address **TUI TRAVEL HOUSE, CRAWLEY BUSINESS QUARTER,**
FLEMIN
G WAY,
CRAWLEY
WEST SUSSEX
UNITED KINGDOM RH10 9QL

Please Note

The change in the Registered Office does not take effect until the Registrar has registered this form For 14 days beginning with the date that a change of Registered Office is registered, a person may validly serve any document on the company at its previous Registered Office

Authorisation

Authoriser Designation **SECRETARY** *Date Authorised* **12/11/2007** *Authenticated* **Yes (E/W)**

Presenters Details

Presenters Reference **00001397**
Address **JOYCE WALTER**
TUI TRAVEL PLC
FIRST CHOICE HOUSE
CRAWLEY
WEST SUSSEX
ENGLAND RH10 9GX

Tel **01293 588813**

LFM GROUP LASERFORM

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals

CHFP025

Company Number 48967

Company Name in Full FIRST CHOICE HOLIDAYS PLC

	Day	Month	Year
The accounting reference period ending	3 1	1 0	2 0 0 7
is shortened/XXXXXXX † so as to end on	3 0	0 9	2 0 0 7

Subsequent periods will end on the same day and month in future years

If extending more than once in five years, please indicate in the box the number of the provision listed in note c on which you are relying

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period

a You may not change a period for which the accounts are already overdue

b You may not extend a period beyond 18 months unless the company is subject to an administration order

c You may not extend periods more than once in five years unless

1 the company is subject to an administration order, or

2 you have the specific approval of the Secretary of State, (please enclose a copy), or

3 you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or

4 the form is being submitted by an oversea company

Signed **Date** 18/09/07

† ~~a director~~ / secretary / XXXXXXXX / XXXXXXXXXXXXXXX / XXXXXXXXXXXXXXX / XXXXXXXXXXX / XXXXXXXXXXXXXXXXXXXXXXXXXXXXX

† Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

FRIDAY

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **07/09/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/09/2007**

Name: **GILES ALEXANDER THORLEY** *Date of Birth:* **29/06/1967**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/09/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **07/09/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/09/2007**

Name: **JEREMY DAVID HICKS** *Date of Birth:* **14/05/1953**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/09/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **07/09/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/09/2007**

Name: **WILLIAM ROBERT PATRICK DALTON** *Date of Birth:* **08/12/1943**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/09/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **07/09/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/09/2007**

Name: **CLARE MOIRA CHAPMAN** *Date of Birth:* **18/03/1960**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/09/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **07/09/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/09/2007**

Name: **MR LLOYD ANTHONY CAMPBELL** *Date of Birth:* **15/11/1949**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **07/09/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **04/09/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **03/09/2007**

Name: **SUSAN MARY HOOPER** *Date of Birth:* **05/02/1960**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **04/09/2007** *Authenticated:* **Yes (E/W)**

48967

First Choice Holidays plc

RECEIVED
2007 ... 17 P ...

MONDAY

No. 4493 of 2007

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE KITCHIN

29 AUG 07 ENTERED COMPANIES

SUPREME COURT OF JUDICATURE COMPANIES COURT OFFICE COPY

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

ORDER

UPON THE PETITION of the above named First Choice Holidays PLC (registered number 48967) (the "**Company**") whose registered office is situated at First Choice House, London Road, Crawley, West Sussex RH10 9GX presented to this Court on 3 August 2007

AND UPON HEARING Counsel for the Company

AND UPON READING the said Petition and the evidence

AND UPON TUI Travel PLC by Counsel for the Company (being its Counsel for the purpose) undertaking to be bound by the Scheme of Arrangement and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or upon its behalf for the purpose of giving effect to the Scheme of Arrangement

THIS COURT HEREBY sanctions the Scheme of Arrangement as set out in the Schedule hereto

AND IT IS ORDERED that this Order be produced by the Company to the Registrar of Companies and that it deliver an office copy to him

DATED 29 August 2007

m

10/9261566_2

Part III

Scheme of Arrangement

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT — No 4493 of 2007

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under Section 425 of the Companies Act 1985)

between

FIRST CHOICE HOLIDAYS PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A) In the Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings

"Act"	means the Companies Act 1985, as amended,
"Business Day"	means any day (excluding Saturday, Sunday or public holidays in England or Wales) on which banks are open for general banking business in the City of London,
"certificated" or "certificated form"	means, in relation to a share or other security, a share or other security which is not in uncertificated form (that is, not in CREST);
"Court"	means Her Majesty's High Court of Justice in England and Wales or the Court of Appeal in England and Wales, as the case may be,
"Court Meeting"	means the meeting of the holders of First Choice Shares convened by order of the Court pursuant to Section 425 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), and any adjournment of that meeting,
"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI No 2001/3755),
"CRESTCo"	means CRESTCo Limited,
"Encumbrances"	means all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third party rights of any nature whatsoever,

"First Choice"	means First Choice Holidays PLC, registered in England and Wales with number 48967,
"First Choice Share Schemes"	means the First Choice Holidays Senior Executive Plan, the First Choice Holidays PLC Restricted Share Plan, the First Choice Holidays Deferred Annual Bonus Scheme, the First Choice Holidays Performance Share Plan and the First Choice Holidays Share Incentive Plan,
"First Choice Shares"	means ordinary shares of 3 pence each in the capital of First Choice,
"holder"	means a registered holder of shares and includes any person(s) entitled by transmission,
"Member"	means a member of First Choice on the register of members at any relevant date,
"Merger"	means the proposed combination of First Choice and TUI Tourism pursuant to the terms of and subject to the Merger Agreement (as defined in the Scheme Document),
"Merger Agreement"	means the merger agreement entered into between First Choice, TUI AG and TUI Travel and dated 19 March 2007,
"nominee"	means a person acting solely and exclusively as nominee and bare trustee of another person,
"Reduction Court Order"	means the order of the Court confirming the Reduction of Capital;
"Reduction of Capital"	means the reduction of First Choice's share capital involving the cancellation of the Scheme Shares provided for by this Scheme under section 137 of the Act,
"Relevant Holders"	means the holders of Scheme Shares whose names appear in the register of members of First Choice at the Scheme Record Time,
"Scheme"	means the scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by First Choice and TUI Travel,
"Scheme Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Act;
"Scheme Document"	means the circular dated 29 June 2007 addressed to the holders of First Choice Shares containing the Scheme and an explanatory statement in compliance with section 426 of the Act,
"Scheme Effective Date"	means the date on which the Scheme becomes effective in accordance with its terms and **"Scheme Effective Time"** means the time on such date at which the Scheme becomes effective,
"Scheme Record Time"	means 6 00 p m. (London time) on the Business Day immediately preceding the Scheme Effective Date,
"Scheme Shares"	means (i) any First Choice Shares in issue at the date of this document;

(i) any First Choice Shares issued after the date of this document and prior to the Voting Record Time, and

(ii) any First Choice Shares issued at or after the Voting Record Time and prior to 6 00 p m on the Business Day immediately preceding the date of the Reduction Court Order on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme,

but excluding in each case any First Choice Shares held by TUI Travel at the Scheme Record Time,

"Takeover Panel"	means the Panel on Takeovers and Mergers,
"TUI AG"	means TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover;
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets which is constituted by the TUI Tourism Group,
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on completion of the Merger,
"TUI Travel"	means TUI Travel PLC, registered in England and Wales with number 6072876,
"TUI Travel Shares"	means ordinary shares of 10 pence each in the capital of TUI Travel to be issued to the holders of Scheme Shares under clause 2 of the Scheme,
"UK Listing Authority"	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000,
"uncertificated" or **"uncertificated form"**	means in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST, and
"Voting Record Time"	means 6 00 p m (London Time) on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be)

(B) The authorised share capital of First Choice at the date of the Scheme is £223,500,000 divided into 199,500,000 convertible cumulative redeemable preference shares of £1 each (none of which is in issue) and 800,000,000 First Choice Shares of which 530,577,303 First Choice Shares have been issued and are credited as fully paid The remaining First Choice Shares are unissued, but there are subsisting rights to subscribe for up to 17,259,768 First Choice Shares under the First Choice Share Schemes

(C) TUI Travel was incorporated and registered in England and Wales on 29 January 2007 under the Act as a public limited company with registered number 6972876 and the name Coppereagle Public Limited Company By virtue of a special resolution dated 19 June 2007 Coppereagle Public Limited Company changed its name to TUI Travel PLC

(D) The authorised share capital of TUI Travel at the date of this Scheme is 200,000,000 divided into 1,999,500,020 ordinary shares of 10 pence nominal value each and 49,998 redeemable preference shares of £1 nominal value each, of which twenty ordinary shares and 49,998 redeemable are in issue and are held as follows

Andrew John	10 ordinary shares of 10 pence
TUI AG	10 ordinary shares of 10 pence
TUI AG	49,998 redeemable preference shares of £1

(E) TUI Travel has agreed to appear by counsel on the hearing of the petition to sanction the Scheme and the hearing confirming the Reduction of Capital, to consent to the Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the Scheme

The Scheme

1. Cancellation of Scheme Shares

(a) The share capital of First Choice shall be reduced by cancelling and extinguishing the Scheme Shares

(b) Forthwith and contingently upon the reduction of capital referred to in sub-clause 1(a) of the Scheme taking effect.

(i) the authorised share capital of First Choice shall be increased to its former amount by the creation of such number of new ordinary shares of 3 pence each as shall be equal to the number of Scheme Shares cancelled pursuant to sub-clause 1(a) of this Scheme, and

(ii) First Choice shall apply the reserve arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares created pursuant to sub-clause 1(b)(i) of this Scheme which shall be allotted and issued free from Encumbrances as fully paid to TUI Travel

2. Consideration for the cancellation of the Scheme Shares

Subject to, and in consideration for, the cancellation of the Scheme Shares and the allotment and issue of the new ordinary shares in First Choice as provided in sub-clause 1(b)(ii) of this Scheme, TUI Travel shall allot and issue to or for the account of each holder of Scheme Shares (as appearing in the register of members of First Choice at the Scheme Record Time) free from Encumbrances and credited as fully paid, subject as hereinafter provided, TUI Travel Shares on the following basis

for each Scheme Share appearing on the register of First Choice at the Scheme Record Time	**one TUI Travel Share**

3. Scheme Shares – Share Certificates and cancellation of CREST entitlements

(a) With effect from and on the Scheme Effective Time, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of First Choice to deliver up the same to First Choice or to any person appointed by First Choice to receive the same for cancellation or destroy such share certificate

(b) With effect from and on the Scheme Effective Time, in respect of those holders of Scheme Shares held in uncertificated form, CRESTCo shall be instructed to cancel such holders' entitlement to such Scheme Shares and appropriate entries will be made in the register of members of First Choice with effect from the Scheme Effective Date to reflect their cancellation

4. Allotment and issue of TUI Travel Shares

(a) The TUI Travel Shares to be issued pursuant to clause 2 of this Scheme shall be issued free from Encumbrances, credited as fully paid and shall rank *pari passu* with all other TUI Travel Shares in issue at the Scheme Effective Time and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared on the TUI Travel Shares after the Scheme Effective Time

(b) As soon as practicable (and in any event not later than seven days) after the Scheme Effective Date, TUI Travel shall make all such allotments of and shall issue such TUI Travel Shares as are required to be issued by it to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clause 4(c) but subject to sub-clause 4(d) of the Scheme

(c) Settlement of the consideration shall be effected as follows

(i) where, at the Scheme Record Time, a Member holds Scheme Shares in uncertificated form in CREST the TUI Travel Shares to which such person is entitled shall be issued to such person in uncertificated form through CREST TUI Travel shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Member with such person's entitlement to the TUI Travel Shares at the commencement of dealings in the TUI Travel Shares

As from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course thereafter

TUI Travel reserves the right to issue the TUI Travel Shares to all or any Member(s) who hold Scheme Shares in uncertificated form in CREST at the Scheme Record Time in the manner referred to in sub-clause 4(c)(ii) below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this sub-clause 4(c)(i), and

(ii) where, at the Scheme Record Time, a Member holds Scheme Shares in certificated form the TUI Travel Shares to which such person is entitled shall be issued in certificated form. Definitive certificates shall be issued as soon as practicable, in any event not later than fourteen days after the Scheme Effective Date

(d) The provisions of this clause 4 of this Scheme shall be subject to any prohibition or condition imposed by law Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, TUI Travel is advised that the allotment and/or issue of TUI Travel Shares pursuant to this clause 4 directly to such holder would or might infringe the laws of such jurisdiction or would or may require TUI Travel to observe any governmental or other consent or any registration, filing or other formality, with which TUI Travel is unable to comply or which TUI Travel regards as unduly onerous to comply with, TUI Travel may, in its sole discretion, either

(i) determine that TUI Travel Shares shall not be allotted and issued to such holder under the Scheme but shall instead be allotted and issued to a nominee appointed by TUI Travel as trustee for such holder on terms that the nominee shall, as soon as practicable following the Scheme Effective Time, sell the TUI Travel Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) by sending a cheque for the net proceeds (denominated in sterling currency) to such holder or creating an assured payment obligation in accordance with the provisions of sub-clause 4(e) below In the absence of bad faith or wilful default, none of First Choice, TUI Travel, their respective nominees or their respective directors and officers, shall have any liability for any loss or damage arising as a result of the timing or terms of such sale, or

(ii) determine that such TUI Travel Shares shall be sold, in which event the TUI Travel Shares shall be issued to such holder and TUI Travel shall appoint a person to act pursuant to this

sub-clause 4(d)(ii) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which TUI Travel has made such a determination shall, subject to sub-clause 4(b), as soon as practicable following the Scheme Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deductions of all expenses and commissions, including any value added tax payable thereon) shall be paid to such holder by sending a cheque for the net proceeds (denominated in sterling currency) to such holder To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider expedient in connection with such sale In the absence of bad faith or wilful default, none of First Choice, TUI Travel or their respective directors and officers or the person so appointed, shall have any liability for any loss or damage arising as a result of the timing or terms of such sale

(e) (i) In the case of Scheme Shares to be sold in accordance with sub-clause 4(d)(i) which are in uncertificated form at the Scheme Record Time, TUI Travel shall, on behalf of the nominee appointed pursuant to sub-clause 4(d)(i) make any cash payment pursuant to sub-clause 4(d)(i) by arranging for the creation of an assured payment obligation in favour of the payment bank of the Relevant Holders of such Scheme Shares in accordance with CREST assured payment arrangements (as set out in the CREST Manual) provided that TUI Travel may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a UK clearing bank despatched by post and in such case sub-clause 4(e)(ii) shall apply, to the extent it is appropriate, or

(ii) in the case of Scheme Shares to be sold in accordance with sub-clause 4(d)(i) which are in uncertificated form at the Scheme Record Time, TUI Travel shall on behalf of the nominee appointed pursuant to sub-clause 4(d)(i) make any cash payment pursuant to sub-clause 4(d)(i) by delivering to the persons respectively entitled thereto, or as they may direct, cheques in sterling drawn on a UK clearing bank by post by the fourteenth day following the Effective Date

(f) All deliveries of certificates and cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post, airmail if overseas, (or such other method as may be approved by the Takeover Panel and the UK Listing Authority) to the address appearing in the register of members of First Choice at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name appears first in the register of members of First Choice in respect of such joint holding) or in accordance with any applicable special instructions received by Lloyds TSB Registrars regarding communications prior to the Scheme Record Time

(g) None of TUI Travel, First Choice or any nominee referred to in sub-clause 4(d)(i) nor the person appointed by TUI Travel pursuant to sub-clause 4(d)(ii) shall be responsible for any loss or delay in the delivery of any certificates or cheques posted in accordance with sub-paragraphs (c), (d), (e) and (f) of this clause 4, which shall be posted at the risk of the persons entitled thereto

(h) All cheques and warrants shall be in sterling drawn on a UK clearing bank and made payable to the holder or, in the case of joint holders, to the first named of such holders of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to TUI Travel, the nominee referred to in sub-clause 4(d)(i) and the person appointed by TUI Travel pursuant to sub-clause 4(d)(ii) for the moneys represented thereby

(i) Prior to the issue of new share certificates in respect of TUI Travel Shares to Relevant Holders pursuant to sub-clause 4(c)(ii), transfers of the TUI Travel Shares issued to them pursuant to this Scheme shall be certified against the register of members of TUI Travel Existing certificate(s) for Scheme Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Scheme Shares comprised therein In respect of those Relevant Holders holding their TUI Travel Shares in uncertificated form, CRESTCo shall be instructed to cancel such Relevant Holder's entitlement to TUI Travel Shares on and from the Effective Date

5. Declarations and information relating to the nationality of First Choice Shareholders

Each declaration made in the case of Scheme Shares held in certificated form and each item of information relating to nationality provided through a relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 201/3755)) in the case of Scheme Shares held in uncertificated form for the purposes of article 31 of the articles of association of TUI Travel shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective declaration or provision of information (as the case may be) for the purposes of article 31 of the articles of association of TUI Travel

6. The Scheme Effective Time

(a) The Scheme shall become effective as soon as office copies of the Scheme Court Order and the Reduction Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the Reduction Court Order, have been registered by him

(b) Unless the Scheme shall have become effective on or before the close of business on 31 October 2007 (London time), or such later date (if any) as First Choice and TUI Travel may agree and the Court may approve, the Scheme shall never become effective

7. Modification

First Choice and TUI Travel may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose

8. Costs

First Choice is authorised to and permitted to pay all its costs and expenses relating to the negotiation, preparation and implementation of the Scheme

Dated 29 June 2007

No. 4493 of 2007

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE KITCHIN

IN THE MATTER OF

FIRST CHOICE HOLIDAYS PLC

- and -

IN THE MATTER OF

THE COMPANIES ACT 1985

ORDER

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
Tel. 020 7374 8000
Fax 020 7374 0888

Ref· 2328/30873931

Solicitors for the Company

RECEIVED

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL

Company No. **48967**

Whereas **FIRST CHOICE HOLIDAYS PLC**

having by Special Resolution reduced its capital as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **31st August 2007**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **3rd September 2007**

Given at Companies House, Cardiff the **3rd September 2007**

C Griffiths

An Authorised Officer

MONDAY

48967

First choice Holidays plc

MONDAY

No. 4493 of 2007

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE KITCHIN

DATED: FRIDAY THE 31st DAY of AUGUST 2007

OFFICE COPY SUPREME COURT COMPANIES COURT

SUPREME COURT OF JUDICATURE 31 AUG 07 ENTERED COMPANIES

IN THE MATTER OF FIRST CHOICE HOLIDAYS PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

ORDER

UPON THE PETITION of the above named First Choice Holidays PLC (registered number 48967) (the "**Company**") whose registered office is situated at First Choice House, London Road, Crawley, West Sussex RH10 9GX presented to this Court on 3 August 2007

AND UPON HEARING Counsel for the Company

AND UPON READING the said Petition and the evidence

THIS COURT HEREBY confirms, in accordance with the provisions of the above mentioned Act, the reduction of the capital in connection with the Scheme of Arrangement resolved on and effected by a Special Resolution passed at an extraordinary general meeting of the Company held on 25 July 2007.

AND THE COURT HEREBY APPROVES the Minute set out in the Schedule hereto

AND IT IS ORDERED THAT:

(a) this Order be produced by the Company to the Registrar of Companies and that it deliver an office copy to him together with a copy of the said Minute, and

(b) notice of registration by the Registrar of Companies of this Order (so far as it confirms the reduction of capital of the Company) and of the said Minute be

published by the Company once in The Times newspaper within 21 days after such registration

AND THIS COURT DIRECTS pursuant to Section 139(2) of the said Act that the Registrar of Companies do register the said order confirming the said reduction of capital of the Company under Section 138(1) of the said Act notwithstanding that the said order has the effect of bringing the nominal value of the authorised share capital of the Company below the authorised minimum.

DATED 31 August 2007

SCHEDULE

MINUTE

The capital of First Choice Holidays PLC was by virtue of a special resolution and with the sanction of the Orders of the High Court of Justice dated 29 August 2007 and 31 August 2007 reduced from £223,500,000 divided into 800,000,000 ordinary shares of 3 pence each and 199,500,000 convertible cumulative redeemable preference shares of £1 each, of which 547,825,229 ordinary shares have been issued and are fully paid up and none of the remainder has been issued, to £207,065,243 16 divided into 252,174,722 ordinary shares of 3 pence and 199,500,000 convertible cumulative redeemable preference shares of £1 each. By virtue of such special resolution and the Scheme of Arrangement sanctioned by the said Orders the capital of the Company is increased upon such reduction of capital taking effect by the creation of 547,825,228 ordinary shares of 3 pence each. Accordingly, upon the registration of this Minute the capital of the Company is £223,500,000 divided into 800,000,000 ordinary shares of 3 pence each and 199,500,000 convertible cumulative redeemable preference shares of £1 each, of which 547,825,229 ordinary shares have been issued and are deemed to be fully paid up and none of the remainder has been issued.

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE KITCHIN

31st August 2007

IN THE MATTER OF

FIRST CHOICE HOLIDAYS PLC

- and -

IN THE MATTER OF

THE COMPANIES ACT 1985

ORDER

The Court sent sealed copies of this order to: -

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
Tel: 020 7374 8000
Fax 020 7374 0888

Ref: 2328/30873931

Solicitors for the Company

Entered: AJ Poole / Chancery Associate: 207 947 6258.

MINUTE

The capital of First Choice Holidays PLC was by virtue of a special resolution and with the sanction of the Orders of the High Court of Justice dated 29 August 2007 and 31 August 2007 reduced from £223,500,000 divided into 800,000,000 ordinary shares of 3 pence each and 199,500,000 convertible cumulative redeemable preference shares of £1 each, of which 547,825,229 ordinary shares have been issued and are fully paid up and none of the remainder has been issued, to £207,065,243.16 divided into 252,174,722 ordinary shares of 3 pence and 199,500,000 convertible cumulative redeemable preference shares of £1 each By virtue of such special resolution and the Scheme of Arrangement sanctioned by the said Orders the capital of the Company is increased upon such reduction of capital taking effect by the creation of 547,825,228 ordinary shares of 3 pence each Accordingly, upon the registration of this Minute the capital of the Company is £223,500,000 divided into 800,000,000 ordinary shares of 3 pence each and 199,500,000 convertible cumulative redeemable preference shares of £1 each, of which 547,825,229 ordinary shares have been issued and are deemed to be fully paid up and none of the remainder has been issued.

MONDAY

CERTIFICATE OF REGISTRATION
OF ORDER OF COURT AND MINUTE
ON
REDUCTION OF CAPITAL
AND CANCELLATION OF SHARE PREMIUM ACCOUNT

Company No. **48967**

Whereas **FIRST CHOICE HOLIDAYS PLC (FORMERLEY 'OWNERS ABROAD GROUP P.L.C.')**

having by Special Resolution reduced its capital and cancelled its share premium account as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **20th December 1985**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **16th August 2007**

Given at Companies House, Cardiff the **16th August 2007**

THURSDAY

A HENDERS

An Authorised Officer

48967

THE COMPANIES ACTS 1985 to 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

FIRST CHOICE HOLIDAYS PLC

TUESDAY

COMPANIES HOUSE

(adopted by special resolution
passed on 26 March 1997
and amended by special resolutions
passed on 17 March 1998, 10 July 2000
14 March 2001, 13 March 2002, 11 March 2003, 23 March 2006, 7 March 2007
and 25 July 2007)

PRELIMINARY

1 (1) In these articles the following words bear the following meanings -

"the Act"	subject to paragraph (4) of this article, the Companies Act 1985,
"these articles"	the articles of the Company,
"clear days"	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect,
"executed"	any mode of execution,
"holder"	in relation to shares, the member whose name is entered in the register of members as the holder of the shares,
"Office"	the registered office of the Company,
"recognised person"	a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act,
"the seal"	the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require,
"secretary"	the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary,
"the Stock Exchange"	the London Stock Exchange Limited,
"the Uncertificated Securities Regulations"	subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995,

"A" Convertible Preference Shares" 6 75 per cent (net) convertible cumulative redeemable preference shares of nominal value of £1 each arising upon the redesignation of convertible preference shares pursuant to Article 3(7)(c) and forming a separate class of shares from the convertible preference shares,

"Listing Rules" the Listing Rules made by the UK Listing Authority under section 142 of the Financial Services Act 1986,

"London Stock Exchange" London Stock Exchange PLC,

"LSE Admission Standards" the rules issued by the London Stock Exchange in relation to the admission of trading of, and continuing requirements for, securities admitted to the Official List,

"Official List" the list maintained by the UK Listing Authority pursuant to Part IV of the Financial Services Act 1986,

"Relevant Event" means any of the following events

(i) a takeover offer (as defined in section 428 of the Act) in respect of the ordinary share capital of the Company becoming unconditional in all respects,

(ii) the acceptance by a Relevant Person of any offer or invitation to subscribe for new ordinary shares in the capital of the Company save where such offer or invitation is made to such person by reason of their being an existing holder of ordinary shares, such offer or invitation being made to all holders of ordinary shares at a specified date on an equivalent basis (or as near as is practicable thereto), which shall include, without prejudice to the generality of the foregoing, an offer or invitation by way of a rights issue or open offer as described in Chapter 4 of the Listing Rules,

(iii) the acquisition by a Relevant Person of ordinary shares such that such person holds 30 per cent or more of the issued ordinary share capital of the Company at that date,

(iv) issue of a petition seeking an administration order in relation to the Company or the appointment of a receiver over a material part of the Company's property, assets or undertaking,

(v) the passing by the Company of a resolution for its winding up or the issue of a petition seeking an order for the winding up of the Company otherwise than, in each case, for the purposes of a solvent amalgamation or reconstruction,

(vi) the entering into by the Company of a Strategic Relationship with a Relevant Person,

"Relevant Person" an entity which owns, operates or controls cruise vessels with capacity in excess of 5,000 passenger berths together in each case with their respective subsidiary undertakings (as defined in section 258 of the Act) and associated undertakings (as defined in paragraph 20 of Schedule 4A of the Act and taking into

account the presumption in sub-paragraph (2) thereof),

"Strategic Relationship" any of the following

(i) any relationship between the Company and a Relevant Person which the Company has announced to be a strategic relationship,

(ii) any acquisition by the Company of an interest in the share capital of a Relevant Person in connection with a commercial relationship,

(iii) the establishment of a joint venture having the potential for profit sharing with a Relevant Person,

(iv) conferring on a Relevant Person most favoured status in the retail operations of the Company and its subsidiary undertakings, or

(v) a major distribution initiative for the exclusive benefit of a Relevant Person,

"UK Listing Authority" the Financial Services Authority as the competent authority for listing in the United Kingdom,

(2) In relation to shares, the expressions "in uncertificated form" and "in certificated form" have the same meaning in these articles as in the Uncertificated Securities Regulations, provided that any reference to a share in uncertificated form does not include a reference to a share which is not a participating security, as defined in those regulations

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be) For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Uncertificated Securities Regulations

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment or replacement of it for the time being in force

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders, and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons

(6) In these articles -

(a) references to writing include any method of presenting words in a visible form whether in a physical document or in an electronic communication or in any other way,

(b) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible,

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise, and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors

(7) The headings are inserted for convenience only and do not affect the construction of these articles

2 The regulations contained in Table A do not apply to the Company

SHARE CAPITAL

3 The share capital of the Company, at the date of adoption of this Article, is £223,500,000 divided into 800,000,000 ordinary shares of 3p each (**"ordinary shares"**) and 199,500,000 6 75 per cent (net) convertible cumulative redeemable preference shares of nominal value of £1 each (**"convertible preference shares"**)

(1) **Income**

(A) Out of the profits available for distribution the holders of the convertible preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (**"preferential dividend"**) at the rate of 6 75p per share per annum (exclusive of any associated tax credit) such dividend to accrue from day to day and to be paid quarterly on 31st December, 31st March, 30th June and 30th September (**"fixed dividend dates"**) (or in the event of any such date being a Saturday, Sunday or public holiday in England on the first business day following such date) in each year in respect of the quarters ending on those respective dates, save that the first such payment in respect of the convertible preference shares shall be made on 30th September 2000, in respect of the period from their date of issue to 30th September 2000 (both dates inclusive) Payments of preferential dividends shall be made to holders of the convertible preference shares on the register on the date 21 days prior to the relevant fixed dividend date The convertible preference shares shall not entitle the holders to any further right of participation in the profits of the Company provided that the entitlements of holders under this paragraph (1) shall be subject to valid elections made by holders of convertible preference shares pursuant to any offer of ordinary shares made in accordance with the provisions of Article 120

(B) If at any time and for so long as the aggregate preferential dividend payable on six successive fixed dividend dates has not been paid by the Company the holder or holders for the time being of a majority of the issued convertible preference shares shall be entitled to appoint up to two additional directors of the Company (and to remove and replace any directors so appointed) by a written direction to the Company signed by the holder or holders of a majority of the issued convertible preference shares Such direction shall take effect upon being delivered to the Office In such circumstances, if necessary, the maximum number of directors referred to in Article 73 shall be deemed to be increased to 17 As soon as all preferential dividends accrued in respect of previous fixed dividend dates have been paid in full any directors appointed pursuant to this paragraph shall forthwith cease to hold office and any deemed increase in the maximum number of directors referred to in Article 73 shall cease to apply

(2) **Capital**

Subject to sub-paragraph (7)(b) of this Article, on a return of capital (other than on conversion, redemption or purchase of shares in the Company) the assets of the Company available for distribution among the members shall be applied in priority to any payment to the holders of any other class of shares in repaying to the holders of the convertible preference shares a sum equal to the nominal capital paid up or credited as paid up thereon and all arrears and accruals (if any) of the preferential dividend whether such preferential dividend has been earned or declared or not, calculated to the date of the commencement of the winding-up (in the case of a winding-up) or the return of capital (in any other case) on the footing that it continues to accrue from day to day down to that date The provisions of this paragraph are without prejudice to the other provisions of these

articles (as from time to time amended) as to conversion, redemption and purchase of shares After the holders of the ordinary shares have received a sum equal to the nominal capital paid up or credited as paid up on the ordinary shares together with the sum of £1,000 per ordinary share held by them respectively the holders of convertible preference shares shall be entitled to participate with the holders of ordinary shares pro rata to the number of shares of each class held by them respectively in the surplus assets of the Company available for distribution The convertible preference shares shall not entitle the holders to any further right of participation in the assets of the Company

(3) **Voting at General Meetings**

(a) The convertible preference shares shall entitle the holder to receive notice of, to attend and to vote at any general meeting A holder of convertible preference shares shall be entitled to such number of votes, and the provisions of these Articles so far as they relate to votes of members at general meetings including, without prejudice to the generality, Articles 61 to 71 shall be applied, as if such holder of convertible preference shares had exercised in full immediately prior to the time for establishing the right to vote at the meeting at which such vote is to be taken the conversion rights attaching to the convertible preference shares held by such holder

(b) In the event that any convertible preference share is redesignated as an "A" Convertible Preference Share pursuant to paragraph (7)(c) below the holders of such redesignated "A" Convertible Preference Shares shall be entitled to receive notice of any General Meeting of the Company but shall not be entitled

(i) to vote upon any resolution (other than a resolution for winding-up the Company or a resolution varying, modifying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the convertible preference shares) unless, at the date of the notice convening the meeting at which the resolution is to be proposed, the preferential dividend or any part thereof shall be at least six months in arrears, whether or not there were sufficient profits available out of which the dividend could have been paid, or the Company shall have failed to redeem on any applicable date on which the convertible preference shares were due for redemption, and

(ii) to attend at any general meeting unless the business of the meeting includes a resolution upon which such holders are entitled to vote

and the provisions of sub-paragraph (3)(a) shall no longer apply to such redesignated "A" Convertible Preference Share

Where a holder is entitled to vote under this sub-paragraph (b) he shall be entitled to such number of votes as equals the number of ordinary shares which would result from the exercise in full, immediately prior to the time for establishing the right to vote at the meeting at which such vote is to be taken, of the conversion rights attaching to the convertible preference shares held by such holder

(4) **Conversion**

(a) Subject as hereinafter provided, each holder of convertible preference shares shall be entitled at the times and in the manner set out in this Article to convert all or any of his convertible preference shares into fully paid ordinary shares on the basis of 52 6316 ordinary shares for every £100 in nominal amount of convertible preference shares so converted, and so in proportion for any greater or lesser nominal amount of convertible preference shares (such rate as adjusted from time to time as provided in sub-paragraphs (6)(a), (c) or (d) or (4)(o)) of this article being herein called **"the Conversion Rate"**) provided that if a Conversion Notice (as defined in sub-paragraph (4)(c) below) is given in respect of part only of a holding of convertible preference shares so that there would remain following conversion five or fewer such shares in that

holding, all the convertible preference shares in the holding shall be converted notwithstanding the figure inserted in the Conversion Notice

(b) For the purposes of the provisions of this article a **"Conversion Date"** shall be a day on or after the date which is sixty days after the date of adoption of this Article, but prior to the tenth anniversary of the date of issue of the first convertible preference shares to be issued (being the last Conversion Date), being the day on which the Board shall allot (and in any case where such allotment is conditional, such day shall be the day on which such allotment becomes unconditional) the ordinary shares arising upon the conversion of the shares specified in a Conversion Notice

(c) Such right shall be exercisable on any day (other than a Saturday, Sunday or a day which is a public holiday in England) by completing the notice of conversion endorsed on the share certificate relating to the convertible preference shares to be converted or a notice in such other form as may from time to time be prescribed by the directors (a **"Conversion Notice"**) and delivering the same to the registrars for the time being of the Company together with, in any case where there is doubt or uncertainty over the title to the shares in question, such other evidence (if any) as the directors may reasonably require to prove the title of the person exercising such right to convert A Conversion Notice once given may not be withdrawn without the consent in writing of the Company

(d) Conversion of such convertible preference shares as may be specified in any Conversion Notice (the **"Relevant Shares"**) shall be effected in such manner as the directors shall from time to time determine in accordance with the following provisions of this Article or otherwise as may be authorised by law

(e) The directors may, subject as herein provided, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the profits of the Company which would otherwise be available for distribution to the holders of any class of shares The convertible preference shares shall confer upon the holders thereof the right and the obligation (in the event that the convertible preference shares held by them respectively become Relevant Shares and the directors determine to redeem the same at par out of profits as aforesaid) to subscribe for the appropriate number of ordinary shares at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption monies in respect of the Relevant Shares exceed the nominal amount of the ordinary shares to which the holders are so entitled In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the directors to apply the redemption monies payable to him in subscribing for such ordinary shares at such premium (if any) as aforesaid

(f) The directors may, subject as herein provided and if duly authorised to allot such ordinary shares in accordance with the provisions of the Act and these Articles, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the proceeds of a fresh issue of ordinary shares The convertible preference shares shall confer upon the holders thereof the right and the obligation (in the event that the convertible preference shares held by them respectively become Relevant Shares and the directors determine to redeem the same at par out of the proceeds of a fresh issue as aforesaid) to subscribe, and the holders shall be deemed irrevocably to authorise and instruct the secretary of the Company (or any other person appointed for the purpose by the directors) to subscribe as agent on the holder's behalf, for the appropriate number of ordinary shares (which authority shall include the right to borrow money) at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption monies in respect of the Relevant Shares exceed the nominal amount of the ordinary shares to which the holders are so entitled In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the directors following the allotment of such ordinary shares to apply the redemption monies payable to him in payment to his said agent who shall be entitled to retain the same for his own benefit without being accountable therefor to such holder

(g) The directors may, if duly authorised to allot such ordinary shares in accordance with the provisions of the Act and these articles, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on the Conversion Date (i) in part, up to an amount equal to any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of the renunciation referred to below, out of profits of the Company which would otherwise be available for distribution, and (ii) in part, out of the proceeds of a fresh issue of the number of ordinary shares into which the relevant shares are required to be converted at the Conversion Rate, such issue to be at such premium (if any) as shall represent (i) the amount by which the redemption moneys in respect of the relevant shares exceed the nominal value of such ordinary shares less (ii) an amount equal to any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of the renunciation referred to below In such event the directors shall arrange for the allotment of the appropriate number of ordinary shares to some person selected by them on terms that such person will subscribe and pay for such ordinary shares at such premium (if any) as aforesaid and renounce the allotment of such ordinary shares in favour of the holder of the relative Relevant Shares (and will also pay any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of such renunciation) against payment to such subscriber by the Company of the redemption moneys in respect of such shares so redeemed (which redemption moneys shall be equal to the amount payable to the holder of the relative Relevant Shares as aforesaid) In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed to have authorised and instructed the directors to pay the redemption moneys in respect of his Relevant Shares to the subscriber of the ordinary shares renounced in his favour

(h) The directors may determine to effect conversion by means of consolidation and sub-division In such case the requisite consolidation and sub-division shall be effected pursuant to the authority given by the passing in general meeting of the resolution creating the convertible preference shares, by consolidating into one share all the Relevant Shares at any one or more Conversion Dates held by any holder or joint holders and sub-dividing such consolidated share into shares of 3p each (or such other amount as may be appropriate as a result of any consolidation or sub-division, of the ordinary shares) of which 52 6316 shares for each £100 nominal amount of the consolidated share (or such other number of shares as may be appropriate as a result of any adjustment pursuant to the provisions of sub-paragraph (6)(a), (c) or (d) or (4)(o) of this Article) shall be ordinary shares (and so in proportion for any other nominal amount of the consolidated share), fractional entitlements being disregarded, and the balance of such shares (including any fractions) shall be non-voting deferred shares (**"Non-voting Deferred Shares"**) which shall have the following rights and be subject to the following restrictions

(i) on a return of capital on winding-up or otherwise, the Non-voting Deferred Shares shall entitle the holders thereof only to the repayment of the amounts paid up on such shares after payment in respect of each ordinary share of the capital paid up on such shares together with £100,000,

(ii) the Non-voting Deferred Shares shall not entitle the holders thereof to the payment of any dividend or other distribution,

(iii) the Non-voting Deferred Shares shall not entitle the holders thereof to receive notice of or attend or vote at any general meeting of the Company

Such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same) to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Act) in any such case for not more than 1p for all the Non-voting Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares Subject to the provisions of the Act, the Company may at its option at any time after the creation of any Non-voting Deferred

Shares redeem all of the Non-voting Deferred Shares then in issue, at an aggregate price not exceeding 1p for all the Non-voting Deferred Shares redeemed, at any time upon giving the registered holders of such shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption and, at such time and place so fixed, such registered holders shall be bound to surrender to the Company the certificates for the Non-voting Deferred Shares in order that the same may be cancelled and the Company shall pay the redemption monies to one of such registered holders to be determined by lot

(i) In addition to the right to determine to effect conversion by means of consolidation and sub-division in accordance with the foregoing provisions of this paragraph (4), the Directors may consolidate into one share all the Relevant Shares at any one or more Conversion Dates held by any holder or joint holders and sub-divide such share into the appropriate number of ordinary shares, in which event such ordinary shares, notwithstanding that they may have a different nominal amount from other ordinary shares then in issue, shall form a uniform class with all such shares and shall notwithstanding any contrary provision herein for all purposes and in all respects (including without limitation entitlement to dividends or other distributions, participation in offers, voting rights, rights on liquidation or return of capital) rank pari passu with all other fully paid ordinary shares for which purpose the nominal amount of each ordinary share arising on such consolidation and sub-division shall be deemed to be 3p (or such other amount as may be appropriate as a result of any sub-division or consolidation of the ordinary shares) and the nominal amount of the ordinary shares into which the Relevant Shares shall convert shall (subject to adjustment as aforesaid) also be deemed to be 3p

(j) Any fractions of ordinary shares arising on conversion shall be aggregated and sold on behalf of such holders of Relevant Shares at the best price reasonably obtainable and the net proceeds of sale shall be distributed pro rata among such holders who would otherwise have been entitled unless in respect of any holding of the Relevant Shares the amount to be distributed would be less than £3 00 in which case such amount shall not be so distributed but shall be retained for the benefit of the Company For the purpose of implementing the provisions of this sub-paragraph (4)(i), the directors may appoint some person to execute transfers or renunciations on behalf of persons otherwise entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements

(k) Save in the circumstances specified below, the preferential dividend on any convertible preference shares converted (whatever the manner of conversion) shall cease to accrue with effect from the fixed dividend date last preceding the relevant Conversion Date In the event that conversion is effected at the rate and in the circumstances described in paragraph (o) below or follows immediately after service of a notice under sub-paragraph (5)(c) below, the preferential dividend shall cease to accrue with effect from the day immediately preceding the Conversion Date The ordinary shares arising on any conversion shall rank pari passu in all respects with the ordinary shares in issue on the Conversion Date, except that the ordinary shares so allotted will not rank for any dividend or other distribution which has been announced, declared, recommended or resolved upon prior to the Conversion Date by the directors or by the Company in general meeting to be paid or made, if the record date for such dividend or other distribution is prior to the Conversion Date and notice of the intended dividend or other distribution and of the record date has been given to the London Stock Exchange prior to such Conversion Date

(l) Subject to sub-paragraph (4)(n) of this Article below, allotments of ordinary shares arising from conversion (whatever the manner of conversion) shall be effected within 2 business days of the receipt of the relevant Conversion Notice and relevant entries made in the register of members immediately thereafter Within 14 days after the Conversion Date, the Company shall send to each holder of the Relevant Shares, by post at his own risk, free of charge, a definitive certificate for the appropriate number of fully-paid ordinary shares arising on conversion that are in certificated form and a new

certificate for any unconverted convertible preference shares comprised in the certificates surrendered by him together, where relevant, with a cheque in respect of any cash entitlement arising from the sale of fractions In the meantime transfers shall be certified against the Register In the case of ordinary shares that are in uncertificated form, the Company will procure that the Operator is instructed to credit the appropriate stock accounts, in the relevant system with the appropriate number of ordinary shares

(m) The Company shall use its best endeavours to procure that the ordinary shares arising on conversion are admitted to the Official List and admitted to trading on the London Stock Exchange

(n) The conversion rights of a holder of convertible preference shares are subject, as regards their exercise, to the approval of the UK Listing Authority in any case where such approval is required Where, in accordance with the Listing Rules, the allotment of ordinary shares arising on the exercise of conversion rights in respect of any convertible preference shares would require the preparation by the Company of listing particulars or a prospectus, the allotment of such ordinary shares shall be effected within 45 days of receipt of the relevant Conversion Notice and the other periods referred to in sub-paragraph (4)(l) of this Article shall be adjusted accordingly The Company shall use all reasonable endeavours to apply for listing and to publish listing particulars as soon as possible

(o) If the holder of convertible preference shares exercises the right to convert the whole but not part only of his holding of convertible preference shares by giving a Conversion Notice which is not more than 30 days after receipt by the holder of the notification of the occurrence of a Relevant Event then the Conversion Rate shall be, for every £100 in nominal amount of convertible preference shares so converted, on or prior to certain anniversaries of the date of first issue of any convertible preference shares (an **"Anniversary"**) the number of ordinary shares shown below and after that the Conversion Rate (as defined in sub-paragraph (4)(a) of this Article)

Date of Conversion Notice	**Conversion Rate**
On or before first Anniversary	55 5556
On or before second Anniversary	54 0541

(5) **Redemption and purchase**

(a) Where a holder of convertible preference shares has given a Conversion Notice in respect thereof, such convertible preference shares may be redeemed at the option of the Company at the price(s), in the manner and in the circumstances specified in sub-paragraphs (4)(e), (f) or (g) of this Article and in the case of any such redemption, the redemption monies shall become payable on redemption but shall be applied in accordance with those sub-paragraphs

(b) Except where a Conversion Notice has previously been given the Company shall, subject to the Act, redeem on the tenth anniversary of the date of first issue of any convertible preference shares, the whole of the convertible preference shares if any in issue on that date

(c) The Company may by giving the holders of the convertible preference shares not less than 15 and not more than 30 days notice in writing subject to the Act, redeem the whole (but not part only) of the convertible preference shares (if any) in issue

(i) at any time following the date upon which the aggregate nominal amount of shares remaining in issue as convertible preference shares shall be less than 10 per cent of the aggregate nominal amount of shares at any time issued as convertible preference shares,

(ii) on or at any time after the fifth anniversary of the date of issue of the first convertible preference shares to be issued, or

(iii) within 14 days of the occurrence of a Withholding Event (as defined in sub-paragraph (9)(c) of this Article)

provided always that the Company's right to redeem shall be subject to the holder not having given a Conversion Notice prior to the Redemption Date

(d) As soon as practicable following the occurrence of any Relevant Event, the Company shall give notice of that event to the holders of Convertible Preference Shares Following the occurrence of a Relevant Event, on any date which is not more than 30 days following the later of the occurrence of such Relevant Event or receipt of such notice, a holder of convertible preference shares may require the Company to redeem the whole (but not part only) of the convertible preference shares held by such holder In that event the Company shall redeem such convertible preference shares on the date which is 7 days, or, in the case of an event of the kind described in sub-paragraph (iii) of the definition of Relevant Event, 90 days (or in the event of such date being a Saturday, Sunday, or public holiday in England on the first business day following such date) after the earlier of

(i) receipt of the notice by the Company as referred to in this sub-paragraph, or

(ii) receipt by the Company of notice of redemption under this sub-paragraph

(e) The date upon which a convertible preference share is to be redeemed in accordance with the foregoing provisions of this paragraph 5 is hereinafter referred to as the **"Redemption Date"**

(f) There shall be paid on each convertible preference share so redeemed the nominal amount paid up or credited as paid up thereon together with a sum equal to all arrears of the preferential dividend thereon to be calculated down to and including the Redemption Date on the footing that it continues to accrue from day to day down to that date and to be payable irrespective of whether or not such preferential dividend has been declared or earned

(g) Upon the Redemption Date each of the holders of the convertible preference shares shall be bound to deliver to the Company at the Office the certificate(s) for the convertible preference shares held by him and upon such delivery the Company shall pay to such holder the amount due to him in respect of such redemption

(h) As from the Redemption Date the preferential dividend shall cease to accrue on the convertible preference shares except on any such convertible preference share in respect of which, upon due presentation of the certificate relating thereto, payment of the money due at such redemption shall be refused in which case the preferential dividend shall be deemed to have continued and shall continue to accrue from the relevant Redemption Date to the date of payment

(i) The receipt of the registered holder for the time being of any convertible preference shares or in the case of joint registered holders the receipt of any of them for the monies payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof

(j) Subject to the provisions of the Act and the Listing Rules, the Company may at any time purchase convertible preference shares by tender (available alike to all holders of convertible preference shares) or by private treaty, in each case at a price (exclusive of all costs of purchase) which shall not exceed 110 per cent of the nominal amount of a convertible preference share but not otherwise, and upon such other terms and conditions as it may think fit The Company may exercise its rights and powers of purchase as regards the convertible preference shares at its sole discretion and without obligation to maintain the ratio between the nominal amounts for the time being outstanding of any series No holder shall be obliged to sell any convertible preference shares held by it in such event

(k) Upon the redemption of all outstanding convertible preference shares the directors may pursuant to the authority given by the adoption of this article convert and sub-divide the authorised but unissued preference share capital created as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same nominal amount as the convertible preference shares

(6) **Adjustments and Protections**

(a) If, whilst any convertible preference shares remain capable of being converted into ordinary shares, the Company shall make any issue of ordinary shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to holders of ordinary shares, then the number of ordinary shares to be issued on any subsequent conversion of convertible preference shares shall be increased pro rata to the increase in the aggregate number of ordinary shares in issue immediately prior to such issue No adjustments shall be made in the event of the issue of shares by way of capitalisation of profits or reserves in lieu of ordinary cash dividends

(b) If any offer or invitation by way of rights or otherwise (not being either an offer of shares by way of capitalisation of profits or reserves at the option of a holder of ordinary shares in lieu of ordinary cash dividends or an offer or invitation to which the provisions of sub-paragraph (7)(a)(ii) of this Article apply) is made to the holders of the ordinary share capital of the Company, the Company shall make or procure that there is made a like offer at the same time to each holder of convertible preference shares as if he held the number of ordinary shares which would result from the exercise in full immediately prior to the record date of such offer of the conversion rights attaching to the convertible preference shares held by such holder

In the case of any offer or invitation as aforesaid being made the entitlement of the holders of the convertible preference shares shall be to the exclusion of any other right or entitlement to which such holders might otherwise be entitled

(c) If whilst any convertible preference shares remain capable of being converted into ordinary shares, the ordinary shares shall be consolidated or sub-divided, the number of ordinary shares to be issued on any subsequent conversion of convertible preference shares shall be reduced or increased pro rata to the reduction or increase in the aggregate number of ordinary shares in issue immediately prior to such reduction or increase

(d) If whilst any convertible preference shares remain capable of being converted into ordinary shares, the Company shall make any capital distribution to the holders of ordinary shares, the number of ordinary shares to be issued on any subsequent conversion of the convertible preference shares shall be increased by an amount determined to be appropriate by the Board acting reasonably and in good faith For the purposes of this sub-paragraph (6)(d), "capital distribution" means

(i) any distribution of assets in specie,

(ii) any dividend or other distribution of capital profits (whether realised or not) or capital reserves, or profits or reserves arising after the date of the passing in general meeting of the resolution creating the convertible preference shares from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, except in either case by means of a capitalisation issue not contravening sub-paragraph (7)(a)(i) of this Article For the purposes of this sub-paragraph (6)(d), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a determination by the Board (given in good faith and acting reasonably) as to the extent to which any part of any profit or reserve should be regarded as of a capital nature

(e) Except in the event that arrangements are or have been offered to the holders of the convertible preference shares which ensure that the rights of such holders would not be prejudiced, the Company will procure that no scheme of compromise or arrangement within the meaning of section 425 of the Act affecting the ordinary shares shall become effective unless the holders of convertible preference shares shall be parties to the scheme and unless the scheme shall be approved by such holders in the manner prescribed by the said section

(f) Except in pursuance of a scheme approved in accordance with sub-paragraph (6)(e) above or in accordance with sub-paragraph (6)(d), the Company shall not (prior to the day next following the final Conversion Date) give effect to any arrangement pursuant to which the Company is to make a distribution of the kind described in section 213 of the Income and Corporation Taxes Act 1988 whereby shares are to be issued or transferred to all or any of the ordinary shareholders unless it shall have given to the holders of convertible preference shares prior notice thereof, such notice to be given not less than 42 days prior to the proposed record date in respect of the entitlement of ordinary shareholders to receive the shares to be issued or transferred

(7) **Other Provisions**

(a) So long as any convertible preference shares remain capable of being converted into ordinary shares then, save with the consent or sanction on the part of the holders of three quarters in nominal value of the convertible preference shares

(i) no shares shall be allotted pursuant to a capitalisation of profits or reserves (including any share premium account or capital redemption reserve) except ordinary shares, credited as fully-paid, to the holders of ordinary shares and upon any allotment to the holders of ordinary shares the Conversion Rate shall be adjusted as appropriate under paragraph (6) of this Article,

(ii) no equity share capital (as defined by section 744 of the Act) shall be in issue which is not in all respects uniform with the ordinary shares of the Company in issue on the date of adoption of this Article, save

(a) as to the date from which such capital shall rank for dividend, or

(b) for equity share capital issued in connection with or pursuant to any scheme approved by the Company in general meeting to staff and/or employees (including directors of the Company or its subsidiaries holding executive positions) or any such group thereof, or

(c) for equity share capital which has attached thereto rights as to dividend, capital or voting, which in no respect are more favourable than those attached to the ordinary shares in issue at the date of adoption of this Article, or

(d) for the convertible preference shares (and provided that no authorised convertible preference share capital remaining after the conversion or redemption of any such share shall be available for re-issue),

(iii) no resolution shall be passed whereby the rights attaching to the ordinary shares shall be modified, varied or abrogated,

(iv) the Company shall not (except as authorised by sections 146(2), 159, 160 or 162 of the Act in respect of redeemable shares or of shares purchased by it as hereinbefore mentioned) reduce its ordinary share capital or any uncalled liability in respect thereof or (except as authorised by sections 130(2), 160(2) and 170(4) of the Act) any share premium account or capital redemption reserve and the Company shall not purchase any of its own shares otherwise than pursuant to paragraphs (4) or (5) of this Article,

(v) the Company shall procure that at all times up to the last Conversion Date there shall be sufficient authorised but unissued ordinary share capital available for the purposes of converting any convertible preference shares pursuant to paragraph (4) of this article and the Company shall seek always to maintain authorities under Sections 80 and 89 of the Act (for the longest period permissible thereunder) sufficient to permit such conversion,

(vi) the Company shall not do any act or thing resulting in an adjustment to the Conversion Rate if in consequence such rate would involve the issue of ordinary shares at a discount to their par value,

(vii) the convertible preference shares shall not be consolidated or sub-divided save pursuant to the authority contained in the resolution adopting this article for the purposes of enabling conversion to be effected by means of consolidation and sub-division,

(viii) the Company shall not do any act or thing such that the aggregate of

(A) the number of ordinary shares which would result from the exercise in full of conversion rights attaching to the number of convertible preference shares held at that date by a single holder thereof, and

(B) the number of ordinary shares held at that date by such holder and which resulted from any previous exercise of conversion rights attaching to convertible preference shares,

shall be greater than 19 9 per cent of the entire issued ordinary share capital of the Company at that time

(b) If a resolution is passed or an Order of Court is made for the Company to be wound up, the Company shall forthwith give notice thereof in writing to all holders of convertible preference shares Each holder of his convertible preference shares in respect of all or any of his convertible preference shares shall be entitled within six weeks after the date of the resolution to wind up the Company or (as the case may be) after the date of the Order of the Court for such winding-up (either of such dates being referred to in this sub-paragraph as the "**operative date**") by notice in writing to the Company to elect to be treated as if his conversion rights had been exercised immediately before the operative date in accordance with paragraph (4) of this article but taking into account sub-paragraph 3(4)(o) of this Article as if such exercise took place within 30 days of the occurrence of a Relevant Event and in that event such holder shall be entitled to be paid in satisfaction of the amount due in respect of such of its convertible preference shares as are to be treated as if converted a sum equal to the amount to which such holder would have become entitled in such liquidation if it had been the holder of the ordinary shares to which such holder would have become entitled by virtue of such conversion (fractions being disregarded for this purpose)

(c) In the event that any convertible preference shares are transferred in consequence of a public offering to any party other than Royal Caribbean Cruises Ltd or one of its subsidiary undertakings, upon registration of such transfer any convertible preference share so transferred shall automatically be redesignated as an "A" Convertible Preference Share having all the rights and entitlements attached to a convertible preference share and ranking pari passu with the convertible preference shares save that

(i) the provisions of paragraphs (1)(B), (3)(a), (9)(b) and (9)(c)(ii) of this Article shall not apply and shall not attach to any "A" Convertible Preference Share,

(ii) the provisions of paragraph (3)(b) of this Article shall apply and attach to such "A" Convertible Preference Shares, and

(iii) the provisions of paragraphs (4)(o) and (5)(d) of this Article shall apply and attach to such "A" Convertible Preference Shares only where the Relevant Event

referred to therein shall be an event set out in one of sub-paragraphs (i), (iv) or (v) of the definition of "Relevant Event" in these Articles

(d) So long as any convertible preference shares remain capable of being converted into ordinary shares, if any offer is made to all (or as nearly as may be practicable all) ordinary shareholders (or all (or as nearly as may be practicable all) ordinary shareholders other than the offeror and/or any associates of the offeror (as defined in section 430E(4) of the Act)) to acquire all or a majority of the issued ordinary share capital of the Company, or if any person proposes a scheme with regard to such acquisition, the Company shall give notice of such offer or scheme to the holders of convertible preference shares at the same time as any notice thereof is sent to its ordinary shareholders (or as soon as practicable thereafter) and enclose the same information about the offer or scheme as it provides to the ordinary shareholders

(8) **Further issues of preference shares**

The Company may not, save with the consent or sanction of three quarters in nominal value of the holders of the convertible preference shares, create and issue further preference shares (herein called **"further preference shares"**) ranking as regards participation in the profits and assets of the Company either pari passu with or in priority to the convertible preference shares

(9) **Withholding Tax etc**

(a) The preferential dividend and any sums payable in respect of the redemption of convertible preference shares shall be paid without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision thereof or any authority thereof or therein having power to levy the same unless such withholding or deduction is required by law In that event, the Company and the holders of the convertible preference shares shall comply with sub-paragraph (9)(b) of this Article and pending the taking of any such steps as are referred to therein, the Company shall pay by way of dividend such additional amounts as will result in the receipt by the holders of convertible preference shares of such net amounts as would have been received by them had no such withholding or deduction been required and provided that no such additional amounts will be payable where the holder is liable for such taxes, duties, assessments or governmental charges solely by reason of his having connection with the United Kingdom having nothing to do with the Company

(b) In the circumstances referred to in sub-paragraph (9)(a) of this Article, the Company shall use all reasonable endeavours to amend or propose amendments to the terms of the convertible preference shares or other steps or measures so as to remedy the requirement to withhold or make any deductions Following the giving of a notice by the Company to the holders of the convertible preference shares the Company and the holders of the convertible preference shares shall seek to identify and agree any steps the taking of which would mean that such withholding or deduction shall not be required In the event that such agreement is reached it shall be recorded in writing between the Company and the relevant shareholders and thereafter implemented in accordance with its terms within 60 days of such notice to such holders

(c) A Withholding Event (as referred to in sub-paragraph (5)(c)(iii)) shall occur in relation to a shareholder where -

(i) with respect to that shareholder the Company would be obliged to pay additional amounts as referred to in sub-paragraph (9)(a) of this Article such additional amounts being in aggregate not less than 30 per cent of the net amounts which would have been received by the holders of the convertible preference shares had no such withholding or deduction been required, and

(ii) within 90 days of a notice given by the Company under sub-paragraph (9)(b) of this Article, no such agreement has been recorded in writing or variation made as referred to in that paragraph,

but not earlier than 30 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the convertible preference shares then due

(d) If

(i) the Company pays to a holder of convertible preference shares any additional amounts as referred to in sub-paragraph (9)(a) of this Article, and

(ii) such holder of convertible preference shares has received or been granted a credit against or relief or remission from or repayment of any tax in respect of or calculated by reference to the payment of such additional amount or to the deduction or withholding which has given rise to such additional payment,

such holder of convertible preference shares shall pay to the Company, promptly on obtaining the same, the amount of the credit against or relief or remission from or repayment of tax up to a maximum of such amount as such holder of convertible preference shares certifies will leave it (after such payment) in no worse after-tax position than it would have been in had the relevant withholding or deduction never been required This sub-paragraph shall not impose any obligation on a holder of convertible preference shares

(A) to manage its tax or other affairs in any particular manner, or

(B) to disclose any information concerning its tax affairs to the Company or to any other person

4 Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine)

5 Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or a holder on such terms and in such manner as may be provided by these articles

6 Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit

7 The Company may exercise the powers of paying commissions conferred by the Act Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder

VARIATION OF RIGHTS

9 Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up -

(a) in such manner (if any) as may be provided by those rights, or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any

shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy

10 Unless otherwise expressly provided by the rights attached to any shares, those rights -

(a) shall be deemed to be varied by the reduction of the capital paid up on those shares and by the creation or issue of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the first-mentioned shares,

(b) shall otherwise be deemed not to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the first-mentioned shares, and

(c) shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares

SHARE CERTIFICATES

11 (1) Subject to paragraph 2 of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal of such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form

(3) If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate

LIEN

12 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share The directors may declare any share to be wholly or in part exempt from the provisions of this article The Company's lien on a share shall extend to all amounts payable in respect of it

13 The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold

14 To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser, and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

15 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

CALLS ON SHARES AND FORFEITURE

16 Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

17 A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed

18 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it

19 If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part

20 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call

21 Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

22 The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree

23 If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

24 Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person

25 A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

26 A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share

TRANSFER OF SHARES

27 The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

28 (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer,

(b) is in respect of only one class of share, and

(c) is in favour of not more than four transferees

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer, and they may refuse to register any such transfer in favour of more than four transferees

29 If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal

30 Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine

31 No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share

32 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given

33 Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

TRANSMISSION OF SHARES

34 If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him

35 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall execute an instrument of transfer of the share to that person All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

36 A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares

DISCLOSURE OF INTERESTS

37 (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the **"default shares"**) to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll, and

(b) where the default shares represent at least 0 25 per cent of their class (calculated exclusive of treasury shares) -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend, and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless -

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(a) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) an " excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a take over offer (within the meaning in Part XIII A of the Act) in respect of shares in the Company),or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever

UNTRACED MEMBERS

38 (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if -

(a) for a period of 12 years no cheque or warrant for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed and no communication has been received by the Company from the member or person concerned,

(b) during that period at least three dividends in respect of the share have become payable,

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and has informed the Stock Exchange of that intention, and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c))

(3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser, and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale

ALTERATION OF CAPITAL

39 The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount that is fixed by the memorandum,

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled

40 Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may in, the case of shares in certificated form authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser, and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

41 Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way

PURCHASE OF OWN SHARES

42 Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares, and may hold such shares as treasury shares or cancel them, but, subject to article 3, not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company

GENERAL MEETINGS

43 All general meetings other than annual general meetings shall be called extraordinary general meetings

44 The directors may call general meetings If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting

NOTICE OF GENERAL MEETINGS

45 Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

46 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

47 No business shall be transacted at any meeting unless a quorum is present Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

48 If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved

49 The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman

50 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman

51 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares

52 Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to give notice of an adjournment

53 If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling

54 A resolution put to the vote of a meeting (excluding any voting rights attached to any shares in the Company held as treasury shares) shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded Subject to the provisions of the Act, a poll may be demanded -

(a) by a chairman, or

(b) by not less than five members having the right to vote at the meeting, or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares), or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)

55 Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence

of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

56 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

57 A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

58 In the case of any equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have

59 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

60 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

VOTES OF MEMBERS

61 Subject to any rights or restrictions attached to any shares and to the provisions of the Act, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

62 In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members

63 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

64 No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid

65 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive

66 On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way A proxy need not be a member

67 An instrument appointing a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer A member may appoint more than one proxy to attend on the same occasion Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it

68 The instrument appointing a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may -

(a) be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or

(b) in the case of a poll taken more than 48 hours after it was demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll, or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any director,

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid

69 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which the instrument of proxy was duly deposited, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll

70 The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member)

71 The directors may at the expense of the Company send instruments of proxy to the members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it The accidental omission to send such an instrument or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings of that meeting

CORPORATIONS ACTING BY REPRESENTATIVES

72 Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares Except as otherwise provided in these articles, the person so authorised shall be entitled to

exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it

DIRECTORS

73 Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than fifteen

74 A director shall not require a share qualification

75 (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £650,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine

ALTERNATE DIRECTORS

76 Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him

77 An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director

78 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment

79 An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in the other manner approved by the directors

80 Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him

POWERS OF DIRECTORS

81 The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors

82 (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the aggregate of -

(a) the amount paid up on the share capital of the Company, and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group

(2) In this article -

(a) "the Group" means the Company and its subsidiary undertakings (if any), and

(b) "subsidiary undertaking" has the same meaning as in the Act

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed" -

(a) amounts borrowed for the purposes of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed,

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them,

(c) money borrowed by a partly owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this

sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company), and

(d) in the case of money borrowed and owing to a partly owned subsidiary undertaking by another partly owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling -

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member, or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead,

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company,

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group, and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation

<u>DELEGATION OF DIRECTORS' POWERS</u>

83 (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director,

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied The power to delegate under this article, being without limitation, includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying

84 The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him

APPOINTMENT AND RETIREMENT OF DIRECTORS

85 At the annual general meeting in every year one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third, shall retire from office, but, if there is only one director who is subject to retirement by rotation, he shall retire

86 Subject to the provision of the Act and to the following provisions of these articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who become or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot Notwithstanding the foregoing, each Director shall retire from office no later than the third Annual General Meeting following the Annual General Meeting of appointment or reappointment

87 If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

88 No person other than a director retiring by rotation shall be appointed or re-appointed a director at any general meeting unless -

(a) he is recommended by the directors, or

(b) not less than seven nor more than thirty five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

89 At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment

90 Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire

91 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting

92 Subject as aforesaid, a director who retires at an annual general meeting may be reappointed If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting

DISQUALIFICATION AND REMOVAL OF DIRECTORS

93 Without prejudice to the provisions of the Act, the Company may, by ordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director

94 The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director, or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs, or

(d) he resigns his office by notice in writing to the Company, or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated, or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated, or

(g) he is requested in writing by all the other directors to resign

95 No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age, nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice covering the meeting or in any document sent with it, but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned

DIRECTORS' APPOINTMENTS AND INTERESTS

96 The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company

97 (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested,

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interest in, any body corporate promoted by the Company or in which the Company is otherwise interested, and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate,

and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified, and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

DIRECTORS' GRATUITIES AND PENSIONS

98 The directors may establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or who may be or have been directors or officers of the Company or of any such other companies as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other companies as aforesaid, and the spouses, former spouses, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well being of, the Company or of any such other company as aforesaid, or of any such persons as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as

aforesaid Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Act shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation

PROCEEDINGS OF DIRECTORS

99 (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom

(3) If a director notifies the Company in writing of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address, but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address

(4) Questions arising at a meeting shall be decided by a majority of votes In case of an equality of votes, the chairman shall have a second or casting vote A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence

100 No business shall be transacted at any meeting of the directors unless a quorum is present The quorum may be fixed by the directors and unless so fixed at any other number shall be two An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum

101 The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting

102 The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting

103 All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote

104 A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity

105 A meeting of the board may consist of a conference between directors some or all of whom are in different places provided that each director who participates is able

(1) to hear each of the other participating directors addressing the meeting, and

(2) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communications equipment (whether in use when this Article 105 is adopted or developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates Any director may, by prior notice to the secretary, indicate that he wishes to participate in the meeting in such manner, in which event, the directors shall procure that an appropriate conference facility is arranged

106 (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs -

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings,

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange,

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes,

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates,

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder),

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles become binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

107 A director shall not by counted on the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

108 If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive

MINUTES

109 The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors, and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

SECRETARY

110 Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit and any secretary so appointed may be removed by them

THE SEAL

111 The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it, and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director

112 Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad

DIVIDENDS

113 Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors

114 Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights

115 Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case, (and except as aforesaid) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share

116 A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees

117 (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct Every cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer) which the directors consider appropriate Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share Every such cheque or warrant shall be sent at the risk of the person entitled to the monies represented thereby

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed), or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled to those payments so request

118 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share

119 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve be forfeited and cease to remain owing by the Company

120 The directors may, with the authority of an ordinary resolution of the above Company, offer any holders of ordinary shares and/or convertible preference shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend (including a preferential dividend) specified by the ordinary resolution The following provisions shall apply

(a) the said resolution may specify a particular dividend (including a preferential dividend) (whether or not declared), or may specify all or any dividends or preferential dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed,

(b) the basis of allotment shall be determined by the directors so that, as nearly as may be considered convenient, the relevant value of the additional ordinary shares to be allotted in lieu of any amount of dividend shall be not less than an amount equal to the net cash amount that such holders would have otherwise received by way of a dividend and may not (unless authorised by a special resolution of the Company) exceed an amount equal to the sum of the net cash amount of such dividend together with the associated tax credit For such purpose the "relevant value" of an ordinary share shall be calculated either (1) by reference to the average of the middle market quotations (less the relevant dividend unless the ordinary shares are already quoted ex such dividend) on the London Stock Exchange (derived from the Daily Official List of the London Stock Exchange or any similar publication) on at least five consecutive dealing days selected by the directors, but commencing no earlier than the day upon which the proposed relevant dividend is announced by the directors, or (2) in such other manner as may be determined by the directors Furthermore, for such purposes the "associated tax credit" shall be the tax credit which would be available to the recipient of a dividend under section 231 of the Income and Corporation Taxes Act 1988 on the assumption that such recipient is an individual resident in the United Kingdom for United Kingdom taxation purposes,

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit,

(d) the directors shall, after determining the basis of allotment, notify the holders of ordinary shares and/or convertible preference shares, if applicable, in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective,

(e) the directors may exclude from any offer any holders of ordinary shares and/or convertible preference shares, if applicable, where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them,

(f) the dividend or preferential dividend (or that part of the dividend or preferential dividend in respect of which a right of election has been given) shall not be payable on ordinary shares and/or convertible preference shares in respect of which an election has been duly made (**"the elected shares"**) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any

share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected shares on that basis,

(g) the directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined,

(h) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted,

(i) the directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned

CAPITALISATION OF PROFITS

121 (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve),

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned),

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members, and

(f) generally do all acts and things required to give effect to such resolution as aforesaid

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1) (a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly The provisions of paragraphs (1)(a) to (f) of this article shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required)

RECORD DATES

122 Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date has been fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly

ACCOUNTS

123 No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company

NOTICES

124 Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice calling a meeting of the directors need not be in writing

125 The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company

126 A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

127 (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered into the register of members, has

been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 212 of the Act

128 Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom The Company shall send a copy of the notice to members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

129 Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom

130 A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears

131 A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred

132 Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices) For the purposes of this article, references to a communication include references to any cheque or other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

ELECTRONIC COMMUNICATIONS

132A Notwithstanding anything to the contrary contained in these articles

(a) the directors may decide that any information, notice or document may be recorded, provided, delivered, produced or executed in electronic form provided that this is done in accordance with rules made by the directors and is done with the consent of the person entitled to receive it A document is deemed to have been delivered electronically if a notice has been delivered stating that the document is available and how it can be accessed electronically, and

(b) a document or notice may be sent to a facsimile number or to an electronic address notified to the Company for these purposes and will be deemed to have been properly delivered two hours after being sent, proof that the document or notice was properly sent shall be conclusive evidence of delivery

DESTRUCTION OF DOCUMENTS

133 (1) The Company may destroy -

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled,

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that -

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner

WINDING UP

134 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

INDEMNITY

135 Subject to the provisions of the Act, the Company may

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act

UNCERTIFICATED SHARES

136 (1) Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system (as defined in the Uncertificated Securities Regulations) shall be permitted, and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa

(2) If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (1)(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form

SCHEME OF ARRANGEMENT

137 (1) In this article, references to the **"Scheme"** are to the scheme of arrangement dated 29 June 2007 under Section 425 of the Act between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme or (if not so defined in the Scheme) defined in the circular dated 29 June 2007 circulated with the Scheme containing the explanatory statement required pursuant to Section 426 of the Act, shall have the same meanings where used in this article except as otherwise expressly stated in this article 137

(2) Notwithstanding any other provision of these articles, if any ordinary shares are issued on or after the Voting Record Time (as defined in the Scheme) other than to TUI Travel PLC or any person identified by written notice to the Company as its nominee(s) but before Scheme Record Time (as defined in the Scheme), such ordinary shares shall be issued subject to the terms of the Scheme and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly

(3) Notwithstanding any other provision of these articles and as a matter separate from the Merger (as defined in the Scheme), if, at any time on or after 6 00 p m on the business day immediately preceding the date of the Reduction Court Order (as defined in the Scheme), any ordinary shares (**"Post-merger Shares"**), such Post-merger Shares to be deemed a separate class, are issued or are to be issued to any person (a **"New Member"**) other than TUI Travel PLC or any person identified by written notice to the Company by TUI Travel PLC as its nominee(s) and/or designated subsidiary, provided that the Scheme has become effective, such Post-merger Shares shall be transferred immediately after the time at which the Scheme becomes effective (**"Scheme Effective Time"**) or, if later, upon the issue of the Post-merger Shares, free of all encumbrances, to TUI Travel PLC (or as TUI Travel PLC may direct by notice in writing to the Company) in consideration for, and conditionally upon, the issue or transfer free from all encumbrances to the New Member (as soon as is practicable after the Scheme Effective Date or, if later, after the issue of the Shares) of one fully paid ordinary share in TUI Travel PLC for each one Post-merger Share transferred to TUI Travel PLC or its nominee (being the number of ordinary shares in TUI Travel PLC which the New Member would have been entitled to receive in aggregate if the Post-merger Shares transferred hereunder had been Scheme Shares and the New Member had been the holder thereof at the Scheme Record Time) being ordinary shares of TUI Travel PLC which rank *pari passu* with all other ordinary shares of TUI Travel PLC for the time being in issue subject to the memorandum and articles of association of TUI Travel PLC, and rank for any dividends or other distributions declared, made or paid thereon after the date of their issue or transfer

(4) The number of ordinary shares of TUI Travel PLC to be issued or transferred to the New Member under article 137(3) may be adjusted by the directors of TUI Travel PLC on any reorganisation of, or material alteration to, the share capital of the Company or TUI Travel PLC effected after the Scheme Effective Time in such manner as the auditors of the Company shall (in their absolute discretion) determine to reflect such reorganisation or alteration and the determination by the auditors or the Company, in the absence of manifest error, shall be final and binding on all concerned

(5) To give effect to any such transfer required by article 137(3), the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of TUI Travel PLC (as directed by TUI Travel PLC) and to agree for and on behalf of the New Member to become a member of TUI Travel PLC Pending the registration of TUI Travel PLC (or its designated subsidiary and/or nominee(s)) as the holder of any share to be transferred pursuant to this article 137, TUI Travel PLC shall be empowered to appoint a person nominated by the directors of TUI Travel PLC to act as attorney on behalf of the holder of such share in accordance with such directions as TUI Travel PLC may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of TUI Travel PLC but not otherwise

(6) The issue and allotment of any ordinary shares of TUI Travel PLC in respect of any shares transferred pursuant to this article 137 shall be made within seven days of the date of transfer of such shares The ordinary shares of TUI Travel PLC to be issued and allotted pursuant to this 137 shall be issued in certificated or uncertificated form as TUI Travel PLC may determine in its absolute discretion In the case of TUI Travel PLC ordinary shares issued in certificated form TUI Travel PLC shall not less than 28 days after the date of transfer of the Post-merger Shares in respect of which the TUI Travel Shares are issued, sent without charge to such New Member or his nominee a certificate for the ordinary shares in TUI Travel PLC so issued by ordinary post at the risk of the New Member concerned

(7) If the Scheme shall not have become effective by 31 October 2007 (or such later date (if any) as First Choice and TUI AG may agree) and the Court may approve, this article 137 shall be of no effect

RECEIVED
2007 DEC 17 P 1:13

FIRST CHOICE HOLIDAYS PLC

(Company Number 48967)

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

held on Wednesday 25 July 2007 at 10.15 a.m. at Exchange House, Primrose Street, London EC2A 2HS

Present:	Sir Michael Hodgkinson	(Chairman)
	Peter Long	(Director)
	Tony Campbell	"
	Jeremy Hicks	"
	Giles Thorley	"
	See attached schedule of attendees	
In Attendance:	Andrew John (Company Secretary)	
	See attached schedule of attendees	
Apologies:	Paul Bowtell	
	Dermot Blastland	
	Clare Chapman	
	Bill Dalton	
	Susan Hooper	

TUESDAY

1. QUORUM

It was noted that a quorum was present

2. INTRODUCTION

2 1 It was noted that on 19 March 2007, the boards of the Company and TUI AG announced that they had agreed the terms of a recommended merger between the Company and the Tourism Division of TUI AG, excluding certain hotel assets It was further noted that it was proposed that the merger is effected by the acquisition, by a newly incorporated holding company called TUI Travel PLC, of the Company and the Tourism Division of TUI AG It was proposed that the acquisition of the Company by TUI Travel PLC take place by Scheme of Arrangement The Chairman noted that a circular dated 29 June 2007 had been posted to Shareholders on 2 July 2007 containing a Notice of the Extraordinary General Meeting

2 2 The Chairman noted that the purpose of the meeting was to ask Shareholders to pass a special resolution to give effect to the Scheme of Arrangement and an ordinary resolution to waive the obligation that would otherwise arise on TUI AG to make a general offer to the Shareholders of First Choice Holidays PLC under the City Code on Takeover and Mergers It was also proposed that Shareholders pass five ordinary resolutions to approve the operation of the TUI Travel Performance Share Plan, the TUI Travel Deferred Annual

Bonus Scheme, the TUI Travel Sharesave Scheme, the TUI Travel Share Incentive Plan and the TUI Travel Value Creation Synergy Plan

2 3 The Chairman explained that, in accordance with the requirements of the City Code and best practice, the voting at the meeting would be conducted by way of poll, rather than show of hands The Chairman explained the poll procedure

2 4 The meeting consented to the Notice of Meeting, dated 29 June 2007, being taken as read

3. QUESTIONS

3 1 The Chairman then asked for any questions from the floor A brief question and answer session then followed

4. DEMAND FOR A POLL

4 1 In accordance with Article 54 of the Company's Articles of Association, the Chairman demanded a poll on each of resolutions 1 to 7 as set out in the Notice of Meeting The Chairman appointed Lloyds TSB Registrars to act as scrutineers

5. RESOLUTION 1

5 1 On the motion of the Chairman the following special resolution was put to the Meeting and was duly passed on a poll

THAT

(A) the Scheme of Arrangement dated 29 June 2007 (the "**Scheme**") proposed to be made between the Company and holders of Scheme Shares (as defined in the Scheme) in its original form in the circular sent to shareholders of the Company dated 29 June 2007 (the "**Circular**") (a print of which has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), or with or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Merger to holders of Scheme Shares) approved or imposed by the Court, be and is hereby approved, and the directors of the Company be and are hereby authorised to take all such action on behalf of the Company as they consider necessary or desirable for carrying into effect the Scheme,

(B) for the purpose of giving effect to the Scheme in its original form, or with or subject to any modification, addition or condition approved or imposed by the Court

(i) the share capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme),

(ii) forthwith and contingent upon such reduction of capital taking effect

(a) the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 3 pence each ("**New Shares**") as shall be equal to the aggregate number of Scheme Shares so cancelled, and

(b) the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par the New Shares created pursuant to paragraph 1(B)(ii)(a) above, which shall be allotted and issued, credited as fully paid, to TUI Travel PLC and/or any nominee(s) of it, and

(iii) conditionally upon the Scheme becoming effective, the directors of the Company be and are hereby authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to give effect to this special resolution and accordingly to effect the allotment of relevant securities (within the meaning of Section 80(2) of the Companies Act 1985) in the form of the New Shares, provided that (i) this authority shall expire on the fifth anniversary of the date on which it is passed (unless previously revoked, varied or renewed), (ii) the maximum aggregate nominal amount of relevant securities which may be allotted hereunder shall be £55,000,000, and (iii) this authority shall be without prejudice to any other authority under the said Section 80 previously granted and in force on the date on which this special resolution is passed, and

(C) forthwith upon the passing of this special resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 137

SCHEME OF ARRANGEMENT

137 (1) In this article, references to the "**Scheme**" are to the scheme of arrangement dated 29 June 2007 under Section 425 of the Act between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme or (if not so defined in the Scheme) defined in the circular dated 29 June 2007 circulated with the Scheme and containing the explanatory statement required pursuant to Section 426 of the Act, shall have the same meanings where used in this article except as otherwise expressly stated in this article 137

(2) Notwithstanding any other provision of these articles, if any ordinary shares are issued on or after the Voting Record Time (as defined in the Scheme) other than to TUI Travel PLC or any person identified by written notice to the Company as its nominee(s) but before the Scheme Record Time (as defined in the Scheme), such ordinary shares shall be issued subject to the terms of the Scheme and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly

(3) Notwithstanding any other provision of these articles and as a matter separate from the Merger (as defined in the Scheme), if, at any time on or after 6 00 p m on the business day immediately preceding the date of the Reduction Court Order (as defined in the Scheme), any ordinary shares ("**Post-merger Shares**"), such Post-merger Shares to be deemed a separate class, are issued or are to be issued to any person (a "**New Member**") other than TUI Travel PLC or any person identified by written notice to the Company by TUI Travel PLC as its nominee(s) and/or designated subsidiary, provided that the Scheme has become effective, such Post-merger Shares shall be transferred immediately after the time at which the Scheme becomes effective ("**Scheme Effective Time**") or, if later, upon the issue of the Post-merger Shares, free of all encumbrances, to TUI Travel PLC (or as TUI Travel PLC may direct by notice in writing to the

Company) in consideration for, and conditionally upon, the issue or transfer free from all encumbrances to the New Member (as soon as is practicable after the Scheme Effective Date or, if later, after the issue of the Shares) of one fully paid ordinary share in TUI Travel PLC for each one Post-merger Share transferred to TUI Travel PLC or its nominee (being the number of ordinary shares of TUI Travel PLC which the New Member would have been entitled to receive in aggregate if the Post-merger Shares transferred hereunder had been Scheme Shares and the New Member had been the holder thereof at the Scheme Record Time) being ordinary shares in TUI Travel PLC which rank *pari passu* with all other ordinary shares in TUI Travel PLC for the time being in issue subject to the memorandum and articles of association of TUI Travel PLC, and rank for any dividends or other distributions declared, made or paid thereon after the date of their issue or transfer

(4) The number of ordinary shares of TUI Travel PLC to be issued or transferred to the New Member under article 137(3) may be adjusted by the directors of TUI Travel PLC on any reorganisation of, or material alteration to, the share capital of the Company or TUI Travel PLC effected after the Scheme Effective Time in such manner as the auditors of the Company shall (in their absolute discretion) determine to reflect such reorganisation or alteration and the determination by the auditors or the Company, in the absence of manifest error, shall be final and binding on all concerned

(5) To give effect to any such transfer required by article 137(3), the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of TUI Travel PLC (as directed by TUI Travel PLC) and to agree for and on behalf of the New Member to become a member of TUI Travel PLC Pending the registration of TUI Travel PLC (or its designated subsidiary and/or nominee(s)) as the holder of any share to be transferred pursuant to this article 137, TUI Travel PLC shall be empowered to appoint a person nominated by the directors of TUI Travel PLC to act as attorney on behalf of the holder of such share in accordance with such directions as TUI Travel PLC may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of TUI Travel PLC but not otherwise

(6) The issue and allotment of any ordinary shares of TUI Travel PLC in respect of any shares transferred pursuant to this article 137 shall be made within seven days of the date of transfer of such shares The ordinary shares of TUI Travel PLC to be issued and allotted pursuant to this 137 shall be issued in certificated or uncertificated form as TUI Travel PLC may determine in its absolute discretion In the case of TUI Travel PLC ordinary shares issued in certificated form TUI Travel PLC shall, not less than 28 days after the date of transfer of the Post-merger Shares in respect of which the TUI Travel Shares are issued, send without charge to such New Member or his nominee a certificate for the ordinary shares in TUI Travel PLC so issued by ordinary post at the risk of the New Member concerned

(7) If the Scheme shall not have become effective by 31 October 2007 (or such later date (if any) as First Choice and TUI AG may agree) and the Court may approve, this article 137 shall be of no effect

6. **RESOLUTION 2**

6 1 On the motion of the Chairman the following ordinary resolution was put to the Meeting and was duly passed on a poll

THAT

The waiver by the Takeover Panel described in the Circular of the obligation that would otherwise arise on TUI AG to make a general offer to the shareholders of the Company (all of whom as a result of the Scheme will become shareholders of TUI Travel PLC) pursuant to Rule 9 of the City Code on Takeovers and Mergers in connection with the remaining shares in TUI Travel PLC be and is hereby approved.

7. **RESOLUTION 3**

7 1 On the motion of the Chairman the following ordinary resolution was put to the Meeting and was duly passed on a poll

THAT

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Performance Share Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved

8. **RESOLUTION 4**

8 1 On the motion of the Chairman the following ordinary resolution was put to the Meeting and was duly passed on a poll

THAT

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Deferred Annual Bonus Scheme, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved

9. **RESOLUTION 5**

9.1 On the motion of the Chairman the following ordinary resolution was put to the Meeting and was duly passed on a poll.

THAT

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Sharesave Scheme, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved

10. RESOLUTION 6

10 1 On the motion of the Chairman the following ordinary resolution was put to the Meeting and was duly passed on a poll

THAT

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Share Incentive Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved

11. RESOLUTION 7

11 1 On the motion of the Chairman the following ordinary resolution was put to the Meeting and was duly passed on a poll

THAT

Subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the TUI Travel Value Creation Synergy Plan, the principal terms of which are summarised at paragraph 14 of Part II of the Circular, be and is hereby approved

12. ANY OTHER BUSINESS

There being no further business, the Chairman declared the meeting closed

Chairman

BLUEPRINT 2000

BULK CD RQ9 (8363)30

PGS 4937

363a

Please complete in typescript, or in bold black capitals

CHFP010

Annual Return

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Date of this return

The information in this return is made up to

Day		Month		Year			
1	1	0	5	2	0	0	7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day Month Year

Registered Office

Show here the address **at the date of this return.**

FIRST CHOICE HOUSE, LONDON ROAD

Any change of registered office must be notified on form 287

Post town CRAWLEY

County / Region WEST SUSSEX

UK Postcode RH10 9GX

Principal business activities

Show trade classification code number(s) for the principal activity or activities

9305

6220

If the code number cannot be determined, give a brief description of principal activity

TOUR OPERATOR

WEDNESDAY

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept

LLOYDS BANK PLC

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN12 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept

LLOYDS BANK PLC

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN12 6DA

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address

Name

* Style / Title: MR

Forename(s): ANDREW LLOYD

Surname: JOHN

Address: 14 CORDER CLOSE

Post town: ST ALBANS

County / Region: HERTFORDSHIRE — UK Postcode: AL3 4NH

Country: ENGLAND

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

* Style / Title

Date of birth (Day Month Year): 1 0 0 5 1 9 5 0

Forename(s): DERMOT

Surname: BLASTLAND

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address: PIER COTTAGE, MILLAND LANE, MILLAND

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: Nr LIPHOOK

County / Region: HAMPSHIRE ✓ UK Postcode: GU30 7JN

Country: ENGLAND **Nationality**: BRITISH

Business occupation: TRAVEL CONSULTANT

* Voluntary details

Name

* Style / Title

Date of birth (Day Month Year): 0 2 0 5 1 9 6 8

Forename(s): JOHN PAUL MAURICE

Surname: BOWTELL

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address: Pardons, 78 East End Lane ✓

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Post town: Ditchling

County / Region: West Sussex UK Postcode: BN6 8UR

Country: England **Nationality**: British

Business occupation: Accountant

BLUEPRINT 2000

Company No 48967

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address

Usual residential address must be given In the case of a corporation, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day / Month / Year)	15 / 11 / 1949 ✓
Forename(s)	LLOYD ANTHONY
Surname	CAMPBELL
Address	RED GABLES, 24 ROSSETT GREEN LANE
Post town	HARROGATE
County / Region	NORTH YORKSHIRE
UK Postcode	HG2 9LH
Country	✓
Nationality	BRITISH
Business occupation	DIRECTOR

* Voluntary details

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address

Usual residential address must be given In the case of a corporation, give the registered or principal office address

* Style / Title	
Date of birth (Day / Month / Year)	18 / 03 / 1960 ✓
Forename(s)	CLARE MOIRA
Surname	CHAPMAN
Address	PAPER MILL HOUSE, PAPER MILL LANE, STANDON
Post town	WARE
County / Region	HERTFORDSHIRE ✓
UK Postcode	SG11 1LD
Country	
Nationality	BRITISH
Business occupation	DIRECTOR

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

* Style / Title	
Date of birth (Day Month Year)	08 12 1943 ✓
Forename(s)	WILLIAM ROBERT PATRICK
Surname	DALTON
Address	30 ST MARY AXE
	✓
Post town	LONDON
County / Region	
UK Postcode	EC3A 8EP
Country	UNITED KINGDOM
Nationality	CANADIAN/IRISH
Business occupation	NON-EXECUTIVE DIRECTOR

Usual residential address must be given In the case of a corporation, give the registered or principal office address

* Voluntary details

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

* Style / Title	
Date of birth (Day Month Year)	14 05 1953 ✓
Forename(s)	JEREMY DAVID
Surname	HICKS
Address	FLAT 4, ESPIRIT HOUSE, 2 KESWICK ROAD
	✓
Post town	PUTNEY
County / Region	LONDON
UK Postcode	SW15 2JL
Country	
Nationality	British
Business occupation	Accountant ✓

Usual residential address must be given In the case of a corporation, give the registered or principal office address

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address

Usual residential address must be given In the case of a corporation, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	05 02 1960 ✓
Forename(s)	SUSAN MARY
Surname	HOOPER
Address	1 MOOR PARK GARDENS, COOMBE HILL
Post town	KINGSTON
County / Region	SURREY
UK Postcode	KT2 7UD
Country	
Nationality	AMERICAN & BRITISH
Business occupation	Company Director ✓

* Voluntary details

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Address

Usual residential address must be given In the case of a corporation, give the registered or principal office address

* Style / Title	MR
Date of birth (Day Month Year)	04 06 1952 ✓
Forename(s)	PETER JAMES
Surname	LONG
Address	5 BROADWATER DOWN
	✓
Post town	TUNBRIDGE WELLS
County / Region	KENT
UK Postcode	TN2 5NJ
Country	ENGLAND
Nationality	BRITISH
Business occupation	DIRECTOR

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Name * Style / Title	
Date of birth (Day Month Year)	29 06 1967 ✓
Forename(s)	GILES ALEXANDER
Surname	THORLEY
Address	CHARLTON MANOR, ASHLEY ROAD
Post town	CHARLTON KINGS ✓
County / Region	GLOUCESTERSHIRE
UK Postcode	GL52 6NS
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name

Usual residential address must be given In the case of a corporation, give the registered or principal office address

Name * Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
CUMULATIVE REDEEMABLE PREFERENCE	0	£0.00
ORDINARY 30	530,577,303	£15,917,319.09
Totals	530,577,303	£15,917,319.09

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] † a director / secretary Date 22/5/07

† Please delete as appropriate

When you have signed the return send it with the fee to the Registrar of Companies
Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Joyce Walter , First Choice Holidays PLC, First Choice House, Crawley, West Sussex, RH10 9GX, England

Tel 01293 588813
Fax. 01293 539039

DX number DX exchange

BLUEPRINT 2000

 

FIRST CHOICE HOLIDAYS PLC - WORLDWIDE GROUP STRUCTURE


FIRST CHOICE HOLIDAYS PLC
100% Marsheath
100% Citalia Holidays Ltd
100% Citalia Transport Ltd
Sunshine Cruises Limited (50 50 Joint Venture)
75% Text Abroad Holidays Ltd
UNIJET GROUP
Bath Investments Limited (D)
Unijet Group Limited (34% Bath / 66% FC)
100% Globesavers Limited
Leisure International Airways Ltd (D)
Suncars Limited
Unijet Leisure Limited
Unijet Travel Limited
100% City Breaks Limited (D)
Sunsail International Limited (D)
Visit USA Limited (D)
Viking Aviation Limited
Viking Freight Limited (D)
Olympic Holidays Limited (D)
100% Olympic Vacations Limited (D)
FlexiGroup Holdings Limited
100% FlexiGroup Travel Limited
Holiday Hypermarkets (2000) Ltd (D)
97 5% First Choice Holiday Hypermarkets Limited
Waymark Holidays Limited
100% Waymark Transport Limited
BOSS Tours Ltd (Canada)
100% BOSS Tours North America Inc
100% BOSS Tours Quebec Inc (Canada)
100% Les Services Educatours Mercier Inc (Canada)
100% Les Tours Jumpstreet Tours Inc (Canada)
100% School Voyageurs (Canada) Ltd
100% Young Explorers Inc
Porter And Haylett Limited
100% Connoisseur Cruisers Limited (D)
Continental Holiday Cruisers Limited (D)
Emerald Star Limited (Ireland)
Premier Holidays Afloat Limited (Ireland)
90% Prestige Boating Holidays Ltd (Ireland)
99 5% Connoisseur Belgium BVBA (Belgium)
First Choice Marine Limited
100% Sunsail Limited
100% Sunsail Hellas MEPE (Greece)
74% Sunsail Deutschland GmbH (Germany)
Crown Holidays Limited
100% Crown Cruisers Limited (D)
Crown Travel Limited
Crown Blue Line Limited
Sunshine Boats Limited
Continental Boating Holidays Ltd (Ireland)
Crown Blue Line (France) SA
Crown Blue Line (Deutschland) Gmbh Germany)
Sunsail Worldwide Sailing Limited
100% Quill Travel Services Limited
Island Sailing Limited (D)
C & C Yacht Management Limited (Cayman Islands)
600035 B C LTD (Canada)
Maxi Yen SL (Spain)
Sunsail (Seychelles) Limited (Seychelles)
Sunsail (Antigua) Limited (Antigua)
Sunsail Adriatic d o o (Croatia)
Sunsail Worldwide Sailing St Vincent Limited (St Vincent)
Alcor Yachting SA (Switzerland)
99 8% Alkor Yat Turizm AS (Turkey)
60% FCM (BVI) Ltd (British Virgin Islands)*
49 5% Hellenic Sailing SA (Greece)
100% Hellenic Sailing Holidays SA (Greece)
Hellenic Island Holidays SA (Greece)
Versun Yachts NSA (Greece)
30% Sunsail (Thailand) Company Ltd (Thailand)
100% Sunsail (Australia) Pty Ltd (Australia)
30% First Choice Marine (Malaysia) Snd Bhd
* First Choice Holidays PLC ultimately owns 100%
First Choice (France) SAS
First Choice Holdings Australia Pty Ltd
100% Peregrine Adventures Pty Ltd
100% Peregrine Tours Limited
100% Peregrine Shipping Pty Ltd
Tolloen Limited (BVI)
100% Sunquest Holidays (UK) Limited
100% Sunchoice Holidays Limited (D)
First Choice Deutschland GmbH (Germany)
100% TTL Touristic Tele Line GmbH (Germany)
100% STS Sunny Travel Services GmbH (Germany)
100% First Choice Austria GmbH
100% Nazar Nordic AB (Sweden)
4 49% Bosphorus Societe Anonyme (Belgium)
100% owned by First Choice Holidays PLC
Meon (Holdings) Limited
100% Meon Travel Limited
100% Meon Transport Services Limited
Prosper LDA
MARTIN ROOKS GROUP
Martin Rooks Limited
100% Air 2000 Leasing Limited
Redwing Holidays Limited (D)
MISCELLANEOUS COMPANIES
100% First Choice (Euro) Limited
100% First Choice Airways Limited
Air 3000 Limited (D)
100% First Choice Expedition Cruising Limited
100% FC Expeditions Canada Inc
100% First Choice Holiday Cars Limited
100% First Choice Retail (Management Services) Ltd
100% First Choice Unijet & Air 2000 Limited (D)
100% First Choice Office Services Limited
100% First Choice Holidays Finance Limited
100% First Choice Holidays Quest Limited (D)
100% First Choice Olympic Limited (D)
100% Precis (1134) Limited (D)
100% Skibound Leisure Group Limited
100% Owners Abroad Espana SA (D)
100% First Choice Nederland BV
100% Sunsail International BV
100% First Choice Leisure Limited (D)
100% Trek America Travel Limited
Australian Adventure Tours Pty Ltd
100% Air 2000 Limited (D)
100% Trips Worldwide Limited
100% Travel Choice Limited (D)
100% Magic of the Orient Limited
100% The Imaginative Traveller Limited
100% The Imaginative Traveller Australia Pty Ltd
100% Travel Class Holdings Limited
100% Travel Class Limited
100% Travel Class Transport Limited
97 5% Paradise Hotels Management Company (Egypt)
67% BDS Destination Services Company (Egypt)
100% Trina Group Limited
100% Trina Tours Limited
Travel Best World Limited
100% Pacific World Limited (Hong Kong)
100% Pacific World Singapore Pte Limited
49% Pacific World (Thailand) Limited
90% Audio Tours and Travel Hong Kong Limited (Hong Kong)
75% Everaticks Group Limited (Hong Kong)
100% Everaticks Singapore Pte Limited
100% Ever 2457 Limited
100% Ever 2519 Limited
100% Late Rooms LTD
100% FC Adventures Canada Inc
100% Hotelbeds (Shanghai) Commercial Services Co Limited (China)
100% Grander Limited
100% Grand Expeditions Limited
100% i To-i International Projects Ltd (UK)
100% i To-i UK Limited
100% i-To-i Inc (USA)
100% i To-i PTY Ltd (Australia)
100% i-To-i Placements Limited (Ireland)
100% FC Viagens e Turismo Limitada (Portugal)
90% Adehy Limited (Eire)
100% First Choice Land (Ireland) Limited
Aran Travel International Limited
100% Exclusive Destinations Limited
100% owned by First Choice Holidays PLC
First Choice Investments Spain SL (Spain)
100% Hotetur Tours SA (Spain)
Intercruises Shoreside & Port Services SLU (Spain)
Royal Vacaciones SA (Spain)
Elena SA (Spain)
Calcos Viajes Internacionales SA (Argentina)
Viajes Barcelo SA (Argentina)
Barcelo Go Argentina SA (Argentina)
Turavia Internacional SA (Argentina) (in liquidation)
Barcelo Go Mexico SA de CV (Mexico)
14 28% Indo Viajes SA (in liquidation)
100% Hotelbeds Spain SLU
Hotelbeds Product SLU (Spain)
Hotelbeds Technology SLU (Spain)
First Choice Spain Ltd (UK)
Meridian AE (Greece)
Cal Obert SL (Andorra)
Grupo de Inversiones Barbur SA (Costa Rica)
Barcelo Costa Rica SA
BarceloDestination Services DOO
Club Turavia SA de CV (Mexico)
Hotelbeds HB Agencia de Viagens
Turismo SA (Brazil)
Hotelbeds Dominicana SA (Dominican Rep)
Hotelopia SL (Spain)
Hotelbeds S L U (Spain
Beds on line SL (Spain)
3% Hotel Beds Turizm Seyahat
Pazarlama AS** (Turkey)
SC Hotel Beds Travel Agency SF (Romania)
Anoremi Elena (Greece)
Medetours KK (Japan)
90% Hotelbeds OOD (Bulgaria)
60% Hotel Beds Turizm Seyahat
Pazarlama AS** (Turkey)
Hayes & Jarvis Holdings Limited
100% Hayes & Jarvis (Travel) Limited
First Choice Tour Operations Limited
100% Redwing Holdings Limited (D)
First Choice Holidays & Flights Ltd
100% First Choice Aviation Limited
JNB (Bristol) Limited (D)
100% Bakers Dolphin Group Tours Limited
Hotelbeds (UK) Limited (D)
First Choice (Turkey) Limited
First Choice Travel Shops Limited
SKIBOUND GROUP
Ski Bound Limited
Skibound Holidays Limited
Schools Abroad Limited
Hotelreisen Limited
100% Hotel-Reisen GmbH (Austria)
Travelbound European Tours Ltd (D)
100% Molay Travel SCI (France)
Lirotel SARL (Italy)
Francotel Limited (D)
100% Le Piolet SCI (France)
SOVEREIGN TOUR OPERATIONS LIMITED
Trek Investco Limited
100% Exodus Travels Limited
100% Adventures Worldwide Limited
Trek Investco Trustees Limited (D)
100% Falcon Investco Limited (D)
100% Gecko Adventures Limited (D)
100% Peregrine Adventures Limited (D)
First Choice Travel Shops (SW) Limited
Air 2000 Aviation Ltd (D)
Symi Investments Limited (Holds Preference Shares in First Choice Canada Inc)
First Choice Overseas Holdings Limited
100% Viagens Elena LDA (Portugal)
Falcon Leisure Group (Overseas) Limited
JWT Holidays Limited (D)
First Choice Overseas Holding BV (Holland)
100% Kilquade Limited (Eire)
First Choice Overseas Limited (Cyprus)
100% Pomworth Enterprises Ltd (Cyprus)
I Viaggi del Turchese S r l
100% New Land Viaggi S R L (Italy)
67% Societe Sari Paradise Park (Tunisia)
67% Blue Club For Tourism Development (Tunisia) In Liquidation
** First Choice Canada Inc (Canada)
100% Jet King Limited (USA) In Dissolution
75% Dream Vacations Inc (Canada)
100% Travel Deals Inc USA (D) (To be dissolved in the near future)
Vacances Soleil (24) (D) (To be dissolved in the near future)
Absolut Insurance Limited (Guernsey)
Air Two Thousand (Ireland) Limited (Eire)
Marine Travel Limited (Eire)
100% Taurus Tours AG (Switzerland)
** FCHHBV 25 000 000 Common
Symi 58 873 142 Preference
First Choice Retail Limited
Parador Travel Limited (D)

g cosec/orgchart/Latest
Updated 16/05/07DK

* First Choice Holidays PLC ultimately owns 100%

FIRST CHOICE HOLIDAYS PLC

First Choice Holdings, Inc *(USA)*

- First Choice Investments LLC *(USA)*
- First Choice USA Holdings *(UK)*
- First Choice USA Limited *(UK)*

100% Educational Tours, Inc (USA)
100% Premiere International Corp (USA)
Trek International Travel Corp (USA)
Adventure Center (First Choice) Inc (USA)
100% Hotelbeds USA Inc (USA)
100% Hotelbeds Accommodation & Destination Services – Hawaii & Pacific Islands, Inc (fka SEM Corp) *(USA)*
100% Sunsail, Inc *(USA)*
100% Studentcity com Inc (USA)
100% EEFC, Inc (USA)
100% Travel Services Europe Limited (UK)
100% Travel Services Europe Spain SL (Spain)
100% Your Man Tours, Inc
100% iExplore Inc
100% Crown Blue Line Inc
100% Kaylee Enterprises, Inc

Caradonna Caribbean Tours Inc *(USA)*
INTRAV, INC *(USA)*
100% - Clipper Cruise Line LLC *(USA)*
100% - Republic Cruise Line LLC *(USA)*
100% - Liberty Cruise Line LLC *(USA)*
100% - Clipper Adventurer, Ltd *(Bahamas)*
100% - Clipper Odyssey, Ltd *(Bahamas)*
100% - Intrav Holdings, LLC *(USA)*
100% - New World Ship Management Company LLC *(USA)*
100% - New World Ships, LLC *(USA)*
100% - NACL LLC *(USA)*
100% - YOCL, LLC *(USA)*
Grand Expeditions, Inc *(USA)*
100% TCS Expeditions, Inc *(USA)*
Country Walkers, Inc *(USA)*
Park East Tours, Inc *(USA)*
TRAVCOA Corporation *(USA)*
International Expeditions, Inc *(USA)*
- 20% Peruvian Odyssey *(Peru)*
GEI/Moorings, LLC *(USA)*
100% - YIL LLC *(USA)*
100% - Yachts International Limited *(BVI)*
100% - Moorings Deutschland GmbH *(Germany)*
*53 57% - GIE U M A *(USA)*
100% - Mariner International Travel Inc *(USA)*
100% - Segue Inc *(USA)*
100% - The Moorings Sailing Holidays Ltd *(UK)*
100% - The Moorings Limited *(BVI)*
100% - Treasure Isle Yacht Charter Ltd *(BVI)*
100% - Marigot Inn Ltd *(St Lucia)*
100% - The Moorings (Bahamas) Ltd *(Bahamas)*
100% - Moorings Mexico, SA de CV *(Mexico)*
100% - The Moorings SARL *(Tahiti)*
100% - Chantier Naval Raiatea Carenages Services SARL *(Tahiti)*
100% - Moorings Yat Isletmecigi Turizm Ve Tic Ltd *(Turkey)*
100% - Hurricane Hole Hotel Ltd *(St Lucia)*
100% - Flying Ginny *(St Maarten)*
100% - The Moorings (Tonga) Ltd *(Tonga)*
100% - Moorings Australasia PTY Ltd *(Australia)*
100% - The Moorings Belize Limited *(Belize)*
100% - Moorings Grenadines Ltd *(St Vincent)*
100% - Tortola Woodcrafts Limited (BVI)
100% - The Moorings (Seychelles) Limited
100% - The Moorings doo *(Croatia)*

MyPlanet Holding A/S (Denmark)

90% MyPlanet International A/S *(Denmark)*
-MyPlanet Sweden AB *(Sweden)*
-MyPlanet Australia Pty Ltd *(Austalia)*
-MyPlanet Norway AS *(Norway)*
-Bentours International Pty Ltd *(Australia)*

FORM ML8(03/07)
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 48967

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 24/05/07. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

2007 DEC 17 P 1:14

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **10/05/2007**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **14/05/1953**

Original Name: **JEREMY DAVID HICKS**

New Details

Date of Change: **23/03/2007**

New Address: **FLAT 4, ESPIRIT HOUSE**
2 KESWICK ROAD
PUTNEY
LONDON SW15 2JL

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **10/05/2007** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **04/04/2007**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **29/06/1967**

Original Name: **GILES ALEXANDER THORLEY**

New Details

Date of Change: **04/04/2007**

Change of Occupation: **COMPANY DIRECTOR**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **04/04/2007** *Authenticated:* **Yes (E/W)**

48967

RECEIVED
2007 DEC 17 P 1:14
FRIDAY

THE COMPANIES ACTS 1985 to 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

FIRST CHOICE HOLIDAYS PLC

(adopted by special resolution
passed on 26 March 1997
and amended by special resolutions
passed on 17 March 1998, 10 July 2000
14 March 2001, 13 March 2002, 11 March 2003, 23 March 2006 and 7 March 2007)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings:-

"the Act"	subject to paragraph (4) of this article, the Companies Act 1985;
"these articles"	the articles of the Company;
"clear days"	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"executed"	any mode of execution;
"holder"	in relation to shares, the member whose name is entered in the register of members as the holder of the shares;
"Office"	the registered office of the Company;
"recognised person"	a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;
"the seal"	the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;
"secretary"	the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
"the Stock Exchange"	the London Stock Exchange Limited;
"the Uncertificated Securities Regulations"	subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995;

"A" Convertible Preference Shares" — 6.75 per cent. (net) convertible cumulative redeemable preference shares of nominal value of £1 each arising upon the redesignation of convertible preference shares pursuant to Article 3(7)(c) and forming a separate class of shares from the convertible preference shares;

"Listing Rules" — the Listing Rules made by the UK Listing Authority under section 142 of the Financial Services Act 1986;

"London Stock Exchange" — London Stock Exchange PLC;

"LSE Admission Standards" — the rules issued by the London Stock Exchange in relation to the admission of trading of, and continuing requirements for, securities admitted to the Official List;

"Official List" — the list maintained by the UK Listing Authority pursuant to Part IV of the Financial Services Act 1986;

"Relevant Event" — means any of the following events:

(i) a takeover offer (as defined in section 428 of the Act) in respect of the ordinary share capital of the Company becoming unconditional in all respects;

(ii) the acceptance by a Relevant Person of any offer or invitation to subscribe for new ordinary shares in the capital of the Company save where such offer or invitation is made to such person by reason of their being an existing holder of ordinary shares, such offer or invitation being made to all holders of ordinary shares at a specified date on an equivalent basis (or as near as is practicable thereto), which shall include, without prejudice to the generality of the foregoing, an offer or invitation by way of a rights issue or open offer as described in Chapter 4 of the Listing Rules;

(iii) the acquisition by a Relevant Person of ordinary shares such that such person holds 30 per cent. or more of the issued ordinary share capital of the Company at that date;

(iv) issue of a petition seeking an administration order in relation to the Company or the appointment of a receiver over a material part of the Company's property, assets or undertaking;

(v) the passing by the Company of a resolution for its winding up or the issue of a petition seeking an order for the winding up of the Company otherwise than, in each case, for the purposes of a solvent amalgamation or reconstruction;

(vi) the entering into by the Company of a Strategic Relationship with a Relevant Person;

"Relevant Person" — an entity which owns, operates or controls cruise vessels with capacity in excess of 5,000 passenger berths together in each case with their respective subsidiary undertakings (as defined in section 258 of the Act) and associated undertakings (as defined in paragraph 20 of Schedule 4A of the Act and taking into

account the presumption in sub-paragraph (2) thereof);

"Strategic Relationship" any of the following:

(i) any relationship between the Company and a Relevant Person which the Company has announced to be a strategic relationship;

(ii) any acquisition by the Company of an interest in the share capital of a Relevant Person in connection with a commercial relationship;

(iii) the establishment of a joint venture having the potential for profit sharing with a Relevant Person;

(iv) conferring on a Relevant Person most favoured status in the retail operations of the Company and its subsidiary undertakings; or

(v) a major distribution initiative for the exclusive benefit of a Relevant Person;

"UK Listing Authority" the Financial Services Authority as the competent authority for listing in the United Kingdom;

(2) In relation to shares, the expressions "in uncertificated form" and "in certificated form" have the same meaning in these articles as in the Uncertificated Securities Regulations, provided that any reference to a share in uncertificated form does not include a reference to a share which is not a participating security, as defined in those regulations.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be). For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Uncertificated Securities Regulations.

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment or replacement of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include any method of presenting words in a visible form whether in a physical document or in an electronic communication or in any other way;

(b) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company, at the date of adoption of this Article, is £223,500,000 divided into 800,000,000 ordinary shares of 3p each (**"ordinary shares"**) and 199,500,000 6.75 per cent. (net) convertible cumulative redeemable preference shares of nominal value of £1 each (**"convertible preference shares"**).

(1) **Income**

(A) Out of the profits available for distribution the holders of the convertible preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (**"preferential dividend"**) at the rate of 6.75p per share per annum (exclusive of any associated tax credit) such dividend to accrue from day to day and to be paid quarterly on 31st December, 31st March, 30th June and 30th September (**"fixed dividend dates"**) (or in the event of any such date being a Saturday, Sunday or public holiday in England on the first business day following such date) in each year in respect of the quarters ending on those respective dates, save that the first such payment in respect of the convertible preference shares shall be made on 30th September 2000, in respect of the period from their date of issue to 30th September 2000 (both dates inclusive). Payments of preferential dividends shall be made to holders of the convertible preference shares on the register on the date 21 days prior to the relevant fixed dividend date. The convertible preference shares shall not entitle the holders to any further right of participation in the profits of the Company provided that the entitlements of holders under this paragraph (1) shall be subject to valid elections made by holders of convertible preference shares pursuant to any offer of ordinary shares made in accordance with the provisions of Article 120.

(B) If at any time and for so long as the aggregate preferential dividend payable on six successive fixed dividend dates has not been paid by the Company the holder or holders for the time being of a majority of the issued convertible preference shares shall be entitled to appoint up to two additional directors of the Company (and to remove and replace any directors so appointed) by a written direction to the Company signed by the holder or holders of a majority of the issued convertible preference shares. Such direction shall take effect upon being delivered to the Office. In such circumstances, if necessary, the maximum number of directors referred to in Article 73 shall be deemed to be increased to 17. As soon as all preferential dividends accrued in respect of previous fixed dividend dates have been paid in full any directors appointed pursuant to this paragraph shall forthwith cease to hold office and any deemed increase in the maximum number of directors referred to in Article 73 shall cease to apply.

(2) **Capital**

Subject to sub-paragraph (7)(b) of this Article, on a return of capital (other than on conversion, redemption or purchase of shares in the Company) the assets of the Company available for distribution among the members shall be applied in priority to any payment to the holders of any other class of shares in repaying to the holders of the convertible preference shares a sum equal to the nominal capital paid up or credited as paid up thereon and all arrears and accruals (if any) of the preferential dividend whether such preferential dividend has been earned or declared or not, calculated to the date of the commencement of the winding-up (in the case of a winding-up) or the return of capital (in any other case) on the footing that it continues to accrue from day to day down to that date. The provisions of this paragraph are without prejudice to the other provisions of these

articles (as from time to time amended) as to conversion, redemption and purchase of shares. After the holders of the ordinary shares have received a sum equal to the nominal capital paid up or credited as paid up on the ordinary shares together with the sum of £1,000 per ordinary share held by them respectively the holders of convertible preference shares shall be entitled to participate with the holders of ordinary shares pro rata to the number of shares of each class held by them respectively in the surplus assets of the Company available for distribution. The convertible preference shares shall not entitle the holders to any further right of participation in the assets of the Company.

(3) **Voting at General Meetings**

(a) The convertible preference shares shall entitle the holder to receive notice of, to attend and to vote at any general meeting. A holder of convertible preference shares shall be entitled to such number of votes, and the provisions of these Articles so far as they relate to votes of members at general meetings including, without prejudice to the generality, Articles 61 to 71 shall be applied, as if such holder of convertible preference shares had exercised in full immediately prior to the time for establishing the right to vote at the meeting at which such vote is to be taken the conversion rights attaching to the convertible preference shares held by such holder.

(b) In the event that any convertible preference share is redesignated as an "A" Convertible Preference Share pursuant to paragraph (7)(c) below the holders of such redesignated "A" Convertible Preference Shares shall be entitled to receive notice of any General Meeting of the Company but shall not be entitled:

(i) to vote upon any resolution (other than a resolution for winding-up the Company or a resolution varying, modifying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the convertible preference shares) unless, at the date of the notice convening the meeting at which the resolution is to be proposed, the preferential dividend or any part thereof shall be at least six months in arrears, whether or not there were sufficient profits available out of which the dividend could have been paid, or the Company shall have failed to redeem on any applicable date on which the convertible preference shares were due for redemption; and

(ii) to attend at any general meeting unless the business of the meeting includes a resolution upon which such holders are entitled to vote

and the provisions of sub-paragraph (3)(a) shall no longer apply to such redesignated "A" Convertible Preference Share.

Where a holder is entitled to vote under this sub-paragraph (b) he shall be entitled to such number of votes as equals the number of ordinary shares which would result from the exercise in full, immediately prior to the time for establishing the right to vote at the meeting at which such vote is to be taken, of the conversion rights attaching to the convertible preference shares held by such holder.

(4) **Conversion**

(a) Subject as hereinafter provided, each holder of convertible preference shares shall be entitled at the times and in the manner set out in this Article to convert all or any of his convertible preference shares into fully paid ordinary shares on the basis of 52.6316 ordinary shares for every £100 in nominal amount of convertible preference shares so converted, and so in proportion for any greater or lesser nominal amount of convertible preference shares (such rate as adjusted from time to time as provided in sub-paragraphs (6)(a), (c) or (d) or (4)(o)) of this article being herein called **"the Conversion Rate"**) provided that if a Conversion Notice (as defined in sub-paragraph (4)(c) below) is given in respect of part only of a holding of convertible preference shares so that there would remain following conversion five or fewer such shares in that

holding, all the convertible preference shares in the holding shall be converted notwithstanding the figure inserted in the Conversion Notice.

(b) For the purposes of the provisions of this article a **"Conversion Date"** shall be a day on or after the date which is sixty days after the date of adoption of this Article, but prior to the tenth anniversary of the date of issue of the first convertible preference shares to be issued (being the last Conversion Date), being the day on which the Board shall allot (and in any case where such allotment is conditional, such day shall be the day on which such allotment becomes unconditional) the ordinary shares arising upon the conversion of the shares specified in a Conversion Notice.

(c) Such right shall be exercisable on any day (other than a Saturday, Sunday or a day which is a public holiday in England) by completing the notice of conversion endorsed on the share certificate relating to the convertible preference shares to be converted or a notice in such other form as may from time to time be prescribed by the directors (a **"Conversion Notice"**) and delivering the same to the registrars for the time being of the Company together with, in any case where there is doubt or uncertainty over the title to the shares in question, such other evidence (if any) as the directors may reasonably require to prove the title of the person exercising such right to convert. A Conversion Notice once given may not be withdrawn without the consent in writing of the Company.

(d) Conversion of such convertible preference shares as may be specified in any Conversion Notice (the **"Relevant Shares"**) shall be effected in such manner as the directors shall from time to time determine in accordance with the following provisions of this Article or otherwise as may be authorised by law.

(e) The directors may, subject as herein provided, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the profits of the Company which would otherwise be available for distribution to the holders of any class of shares. The convertible preference shares shall confer upon the holders thereof the right and the obligation (in the event that the convertible preference shares held by them respectively become Relevant Shares and the directors determine to redeem the same at par out of profits as aforesaid) to subscribe for the appropriate number of ordinary shares at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption monies in respect of the Relevant Shares exceed the nominal amount of the ordinary shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the directors to apply the redemption monies payable to him in subscribing for such ordinary shares at such premium (if any) as aforesaid.

(f) The directors may, subject as herein provided and if duly authorised to allot such ordinary shares in accordance with the provisions of the Act and these Articles, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the proceeds of a fresh issue of ordinary shares. The convertible preference shares shall confer upon the holders thereof the right and the obligation (in the event that the convertible preference shares held by them respectively become Relevant Shares and the directors determine to redeem the same at par out of the proceeds of a fresh issue as aforesaid) to subscribe, and the holders shall be deemed irrevocably to authorise and instruct the secretary of the Company (or any other person appointed for the purpose by the directors) to subscribe as agent on the holder's behalf, for the appropriate number of ordinary shares (which authority shall include the right to borrow money) at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption monies in respect of the Relevant Shares exceed the nominal amount of the ordinary shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the directors following the allotment of such ordinary shares to apply the redemption monies payable to him in payment to his said agent who shall be entitled to retain the same for his own benefit without being accountable therefor to such holder.

(g) The directors may, if duly authorised to allot such ordinary shares in accordance with the provisions of the Act and these articles, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on the Conversion Date: (i) in part, up to an amount equal to any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of the renunciation referred to below, out of profits of the Company which would otherwise be available for distribution, and (ii) in part, out of the proceeds of a fresh issue of the number of ordinary shares into which the relevant shares are required to be converted at the Conversion Rate, such issue to be at such premium (if any) as shall represent: (i) the amount by which the redemption moneys in respect of the relevant shares exceed the nominal value of such ordinary shares less (ii) an amount equal to any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of the renunciation referred to below. In such event the directors shall arrange for the allotment of the appropriate number of ordinary shares to some person selected by them on terms that such person will subscribe and pay for such ordinary shares at such premium (if any) as aforesaid and renounce the allotment of such ordinary shares in favour of the holder of the relative Relevant Shares (and will also pay any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of such renunciation) against payment to such subscriber by the Company of the redemption moneys in respect of such shares so redeemed (which redemption moneys shall be equal to the amount payable to the holder of the relative Relevant Shares as aforesaid). In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed to have authorised and instructed the directors to pay the redemption moneys in respect of his Relevant Shares to the subscriber of the ordinary shares renounced in his favour.

(h) The directors may determine to effect conversion by means of consolidation and sub-division. In such case the requisite consolidation and sub-division shall be effected pursuant to the authority given by the passing in general meeting of the resolution creating the convertible preference shares, by consolidating into one share all the Relevant Shares at any one or more Conversion Dates held by any holder or joint holders and sub-dividing such consolidated share into shares of 3p each (or such other amount as may be appropriate as a result of any consolidation or sub-division, of the ordinary shares) of which 52.6316 shares for each £100 nominal amount of the consolidated share (or such other number of shares as may be appropriate as a result of any adjustment pursuant to the provisions of sub-paragraph (6)(a), (c) or (d) or (4)(o) of this Article) shall be ordinary shares (and so in proportion for any other nominal amount of the consolidated share), fractional entitlements being disregarded, and the balance of such shares (including any fractions) shall be non-voting deferred shares (**"Non-voting Deferred Shares"**) which shall have the following rights and be subject to the following restrictions:

(i) on a return of capital on winding-up or otherwise, the Non-voting Deferred Shares shall entitle the holders thereof only to the repayment of the amounts paid up on such shares after payment in respect of each ordinary share of the capital paid up on such shares together with £100,000;

(ii) the Non-voting Deferred Shares shall not entitle the holders thereof to the payment of any dividend or other distribution;

(iii) the Non-voting Deferred Shares shall not entitle the holders thereof to receive notice of or attend or vote at any general meeting of the Company.

Such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same) to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Act) in any such case for not more than 1p for all the Non-voting Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares. Subject to the provisions of the Act, the Company may at its option at any time after the creation of any Non-voting Deferred

Shares redeem all of the Non-voting Deferred Shares then in issue, at an aggregate price not exceeding 1p for all the Non-voting Deferred Shares redeemed, at any time upon giving the registered holders of such shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption and, at such time and place so fixed, such registered holders shall be bound to surrender to the Company the certificates for the Non-voting Deferred Shares in order that the same may be cancelled and the Company shall pay the redemption monies to one of such registered holders to be determined by lot.

(i) In addition to the right to determine to effect conversion by means of consolidation and sub-division in accordance with the foregoing provisions of this paragraph (4), the Directors may consolidate into one share all the Relevant Shares at any one or more Conversion Dates held by any holder or joint holders and sub-divide such share into the appropriate number of ordinary shares, in which event such ordinary shares, notwithstanding that they may have a different nominal amount from other ordinary shares then in issue, shall form a uniform class with all such shares and shall notwithstanding any contrary provision herein for all purposes and in all respects (including without limitation entitlement to dividends or other distributions, participation in offers, voting rights, rights on liquidation or return of capital) rank pari passu with all other fully paid ordinary shares for which purpose the nominal amount of each ordinary share arising on such consolidation and sub-division shall be deemed to be 3p (or such other amount as may be appropriate as a result of any sub-division or consolidation of the ordinary shares) and the nominal amount of the ordinary shares into which the Relevant Shares shall convert shall (subject to adjustment as aforesaid) also be deemed to be 3p.

(j) Any fractions of ordinary shares arising on conversion shall be aggregated and sold on behalf of such holders of Relevant Shares at the best price reasonably obtainable and the net proceeds of sale shall be distributed pro rata among such holders who would otherwise have been entitled unless in respect of any holding of the Relevant Shares the amount to be distributed would be less than £3.00 in which case such amount shall not be so distributed but shall be retained for the benefit of the Company. For the purpose of implementing the provisions of this sub-paragraph (4)(i), the directors may appoint some person to execute transfers or renunciations on behalf of persons otherwise entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

(k) Save in the circumstances specified below, the preferential dividend on any convertible preference shares converted (whatever the manner of conversion) shall cease to accrue with effect from the fixed dividend date last preceding the relevant Conversion Date. In the event that conversion is effected at the rate and in the circumstances described in paragraph (o) below or follows immediately after service of a notice under sub-paragraph (5)(c) below, the preferential dividend shall cease to accrue with effect from the day immediately preceding the Conversion Date. The ordinary shares arising on any conversion shall rank pari passu in all respects with the ordinary shares in issue on the Conversion Date, except that the ordinary shares so allotted will not rank for any dividend or other distribution which has been announced, declared, recommended or resolved upon prior to the Conversion Date by the directors or by the Company in general meeting to be paid or made, if the record date for such dividend or other distribution is prior to the Conversion Date and notice of the intended dividend or other distribution and of the record date has been given to the London Stock Exchange prior to such Conversion Date.

(l) Subject to sub-paragraph (4)(n) of this Article below, allotments of ordinary shares arising from conversion (whatever the manner of conversion) shall be effected within 2 business days of the receipt of the relevant Conversion Notice and relevant entries made in the register of members immediately thereafter. Within 14 days after the Conversion Date, the Company shall send to each holder of the Relevant Shares, by post at his own risk, free of charge, a definitive certificate for the appropriate number of fully-paid ordinary shares arising on conversion that are in certificated form and a new

certificate for any unconverted convertible preference shares comprised in the certificates surrendered by him together, where relevant, with a cheque in respect of any cash entitlement arising from the sale of fractions. In the meantime transfers shall *be certified against the Register. In the case of ordinary shares that are in uncertificated* form, the Company will procure that the Operator is instructed to credit the appropriate stock accounts, in the relevant system with the appropriate number of ordinary shares.

(m) The Company shall use its best endeavours to procure that the ordinary shares arising on conversion are admitted to the Official List and admitted to trading on the London Stock Exchange.

(n) The conversion rights of a holder of convertible preference shares are subject, as regards their exercise, to the approval of the UK Listing Authority in any case where such approval is required. Where, in accordance with the Listing Rules, the allotment of ordinary shares arising on the exercise of conversion rights in respect of any convertible preference shares would require the preparation by the Company of listing particulars or a prospectus, the allotment of such ordinary shares shall be effected within 45 days of receipt of the relevant Conversion Notice and the other periods referred to in sub-paragraph (4)(l) of this Article shall be adjusted accordingly. The Company shall use all reasonable endeavours to apply for listing and to publish listing particulars as soon as possible.

(o) If the holder of convertible preference shares exercises the right to convert the whole but not part only of his holding of convertible preference shares by giving a Conversion Notice which is not more than 30 days after receipt by the holder of the notification of the occurrence of a Relevant Event then the Conversion Rate shall be, for every £100 in nominal amount of convertible preference shares so converted, on or prior to certain anniversaries of the date of first issue of any convertible preference shares (an **"Anniversary"**) the number of ordinary shares shown below and after that the Conversion Rate (as defined in sub-paragraph (4)(a) of this Article):

Date of Conversion Notice	**Conversion Rate**
On or before first Anniversary	55.5556
On or before second Anniversary	54.0541

(5) **Redemption and purchase**

(a) Where a holder of convertible preference shares has given a Conversion Notice in respect thereof, such convertible preference shares may be redeemed at the option of the Company at the price(s), in the manner and in the circumstances specified in sub-paragraphs (4)(e), (f) or (g) of this Article and in the case of any such redemption, the redemption monies shall become payable on redemption but shall be applied in accordance with those sub-paragraphs.

(b) Except where a Conversion Notice has previously been given the Company shall, subject to the Act, redeem on the tenth anniversary of the date of first issue of any convertible preference shares, the whole of the convertible preference shares if any in issue on that date.

(c) The Company may by giving the holders of the convertible preference shares not less than 15 and not more than 30 days notice in writing subject to the Act, redeem the whole (but not part only) of the convertible preference shares (if any) in issue:

(i) at any time following the date upon which the aggregate nominal amount of shares remaining in issue as convertible preference shares shall be less than 10 per cent. of the aggregate nominal amount of shares at any time issued as convertible preference shares;

(ii) on or at any time after the fifth anniversary of the date of issue of the first convertible preference shares to be issued; or

(iii) within 14 days of the occurrence of a Withholding Event (as defined in sub-paragraph (9)(c) of this Article)

provided always that the Company's right to redeem shall be subject to the holder not having given a Conversion Notice prior to the Redemption Date.

(d) As soon as practicable following the occurrence of any Relevant Event, the Company shall give notice of that event to the holders of Convertible Preference Shares. Following the occurrence of a Relevant Event, on any date which is not more than 30 days following the later of the occurrence of such Relevant Event or receipt of such notice, a holder of convertible preference shares may require the Company to redeem the whole (but not part only) of the convertible preference shares held by such holder. In that event the Company shall redeem such convertible preference shares on the date which is 7 days, or, in the case of an event of the kind described in sub-paragraph (iii) of the definition of Relevant Event, 90 days (or in the event of such date being a Saturday, Sunday, or public holiday in England on the first business day following such date) after the earlier of:

(i) receipt of the notice by the Company as referred to in this sub-paragraph; or

(ii) receipt by the Company of notice of redemption under this sub-paragraph.

(e) The date upon which a convertible preference share is to be redeemed in accordance with the foregoing provisions of this paragraph 5 is hereinafter referred to as the **"Redemption Date"**.

(f) There shall be paid on each convertible preference share so redeemed the nominal amount paid up or credited as paid up thereon together with a sum equal to all arrears of the preferential dividend thereon to be calculated down to and including the Redemption Date on the footing that it continues to accrue from day to day down to that date and to be payable irrespective of whether or not such preferential dividend has been declared or earned.

(g) Upon the Redemption Date each of the holders of the convertible preference shares shall be bound to deliver to the Company at the Office the certificate(s) for the convertible preference shares held by him and upon such delivery the Company shall pay to such holder the amount due to him in respect of such redemption.

(h) As from the Redemption Date the preferential dividend shall cease to accrue on the convertible preference shares except on any such convertible preference share in respect of which, upon due presentation of the certificate relating thereto, payment of the money due at such redemption shall be refused in which case the preferential dividend shall be deemed to have continued and shall continue to accrue from the relevant Redemption Date to the date of payment.

(i) The receipt of the registered holder for the time being of any convertible preference shares or in the case of joint registered holders the receipt of any of them for the monies payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(j) Subject to the provisions of the Act and the Listing Rules, the Company may at any time purchase convertible preference shares by tender (available alike to all holders of convertible preference shares) or by private treaty, in each case at a price (exclusive of all costs of purchase) which shall not exceed 110 per cent. of the nominal amount of a convertible preference share but not otherwise, and upon such other terms and conditions as it may think fit. The Company may exercise its rights and powers of purchase as regards the convertible preference shares at its sole discretion and without obligation to maintain the ratio between the nominal amounts for the time being outstanding of any series. No holder shall be obliged to sell any convertible preference shares held by it in such event.

(k) Upon the redemption of all outstanding convertible preference shares the directors may pursuant to the authority given by the adoption of this article convert and sub-divide the authorised but unissued preference share capital created as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same nominal amount as the convertible preference shares.

(6) **Adjustments and Protections**

(a) If, whilst any convertible preference shares remain capable of being converted into ordinary shares, the Company shall make any issue of ordinary shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to holders of ordinary shares, then the number of ordinary shares to be issued on any subsequent conversion of convertible preference shares shall be increased pro rata to the increase in the aggregate number of ordinary shares in issue immediately prior to such issue. No adjustments shall be made in the event of the issue of shares by way of capitalisation of profits or reserves in lieu of ordinary cash dividends.

(b) If any offer or invitation by way of rights or otherwise (not being either an offer of shares by way of capitalisation of profits or reserves at the option of a holder of ordinary shares in lieu of ordinary cash dividends or an offer or invitation to which the provisions of sub-paragraph (7)(a)(ii) of this Article apply) is made to the holders of the ordinary share capital of the Company, the Company shall make or procure that there is made a like offer at the same time to each holder of convertible preference shares as if he held the number of ordinary shares which would result from the exercise in full immediately prior to the record date of such offer of the conversion rights attaching to the convertible preference shares held by such holder.

In the case of any offer or invitation as aforesaid being made the entitlement of the holders of the convertible preference shares shall be to the exclusion of any other right or entitlement to which such holders might otherwise be entitled.

(c) If whilst any convertible preference shares remain capable of being converted into ordinary shares, the ordinary shares shall be consolidated or sub-divided, the number of ordinary shares to be issued on any subsequent conversion of convertible preference shares shall be reduced or increased pro rata to the reduction or increase in the aggregate number of ordinary shares in issue immediately prior to such reduction or increase.

(d) If whilst any convertible preference shares remain capable of being converted into ordinary shares, the Company shall make any capital distribution to the holders of ordinary shares, the number of ordinary shares to be issued on any subsequent conversion of the convertible preference shares shall be increased by an amount determined to be appropriate by the Board acting reasonably and in good faith. For the purposes of this sub-paragraph (6)(d), "capital distribution" means:

(i) any distribution of assets in specie;

(ii) any dividend or other distribution of capital profits (whether realised or not) or capital reserves, or profits or reserves arising after the date of the passing in general meeting of the resolution creating the convertible preference shares from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, except in either case by means of a capitalisation issue not contravening sub-paragraph (7)(a)(i) of this Article. For the purposes of this sub-paragraph (6)(d), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a determination by the Board (given in good faith and acting reasonably) as to the extent to which any part of any profit or reserve should be regarded as of a capital nature.

(e) Except in the event that arrangements are or have been offered to the holders of the convertible preference shares which ensure that the rights of such holders would not be prejudiced, the Company will procure that no scheme of compromise or arrangement within the meaning of section 425 of the Act affecting the ordinary shares shall become effective unless the holders of convertible preference shares shall be parties to the scheme and unless the scheme shall be approved by such holders in the manner prescribed by the said section.

(f) Except in pursuance of a scheme approved in accordance with sub-paragraph (6)(e) above or in accordance with sub-paragraph (6)(d), the Company shall not (prior to the day next following the final Conversion Date) give effect to any arrangement pursuant to which the Company is to make a distribution of the kind described in section 213 of the Income and Corporation Taxes Act 1988 whereby shares are to be issued or transferred to all or any of the ordinary shareholders unless it shall have given to the holders of convertible preference shares prior notice thereof, such notice to be given not less than 42 days prior to the proposed record date in respect of the entitlement of ordinary shareholders to receive the shares to be issued or transferred.

(7) <u>**Other Provisions**</u>

(a) So long as any convertible preference shares remain capable of being converted into ordinary shares then, save with the consent or sanction on the part of the holders of three quarters in nominal value of the convertible preference shares:

(i) no shares shall be allotted pursuant to a capitalisation of profits or reserves (including any share premium account or capital redemption reserve) except ordinary shares, credited as fully-paid, to the holders of ordinary shares and upon any allotment to the holders of ordinary shares the Conversion Rate shall be adjusted as appropriate under paragraph (6) of this Article;

(ii) no equity share capital (as defined by section 744 of the Act) shall be in issue which is not in all respects uniform with the ordinary shares of the Company in issue on the date of adoption of this Article, save:

(a) as to the date from which such capital shall rank for dividend; or

(b) for equity share capital issued in connection with or pursuant to any scheme approved by the Company in general meeting to staff and/or employees (including directors of the Company or its subsidiaries holding executive positions) or any such group thereof; or

(c) for equity share capital which has attached thereto rights as to dividend, capital or voting, which in no respect are more favourable than those attached to the ordinary shares in issue at the date of adoption of this Article; or

(d) for the convertible preference shares (and provided that no authorised convertible preference share capital remaining after the conversion or redemption of any such share shall be available for re-issue);

(iii) no resolution shall be passed whereby the rights attaching to the ordinary shares shall be modified, varied or abrogated;

(iv) the Company shall not (except as authorised by sections 146(2), 159, 160 or 162 of the Act in respect of redeemable shares or of shares purchased by it as hereinbefore mentioned) reduce its ordinary share capital or any uncalled liability in respect thereof or (except as authorised by sections 130(2), 160(2) and 170(4) of the Act) any share premium account or capital redemption reserve and the Company shall not purchase any of its own shares otherwise than pursuant to paragraphs (4) or (5) of this Article;

(v) the Company shall procure that at all times up to the last Conversion Date there shall be sufficient authorised but unissued ordinary share capital available for the purposes of converting any convertible preference shares pursuant to paragraph (4) of this article and the Company shall seek always to maintain authorities under Sections 80 and 89 of the Act (for the longest period permissible thereunder) sufficient to permit such conversion;

(vi) the Company shall not do any act or thing resulting in an adjustment to the Conversion Rate if in consequence such rate would involve the issue of ordinary shares at a discount to their par value;

(vii) the convertible preference shares shall not be consolidated or sub-divided save pursuant to the authority contained in the resolution adopting this article for the purposes of enabling conversion to be effected by means of consolidation and sub-division;

(viii) the Company shall not do any act or thing such that the aggregate of

(A) the number of ordinary shares which would result from the exercise in full of conversion rights attaching to the number of convertible preference shares held at that date by a single holder thereof; and

(B) the number of ordinary shares held at that date by such holder and which resulted from any previous exercise of conversion rights attaching to convertible preference shares;

shall be greater than 19.9 per cent. of the entire issued ordinary share capital of the Company at that time.

(b) If a resolution is passed or an Order of Court is made for the Company to be wound up, the Company shall forthwith give notice thereof in writing to all holders of convertible preference shares. Each holder of his convertible preference shares in respect of all or any of his convertible preference shares shall be entitled within six weeks after the date of the resolution to wind up the Company or (as the case may be) after the date of the Order of the Court for such winding-up (either of such dates being referred to in this sub-paragraph as the **"operative date"**) by notice in writing to the Company to elect to be treated as if his conversion rights had been exercised immediately before the operative date in accordance with paragraph (4) of this article but taking into account sub-paragraph 3(4)(o) of this Article as if such exercise took place within 30 days of the occurrence of a Relevant Event and in that event such holder shall be entitled to be paid in satisfaction of the amount due in respect of such of its convertible preference shares as are to be treated as if converted a sum equal to the amount to which such holder would have become entitled in such liquidation if it had been the holder of the ordinary shares to which such holder would have become entitled by virtue of such conversion (fractions being disregarded for this purpose).

(c) In the event that any convertible preference shares are transferred in consequence of a public offering to any party other than Royal Caribbean Cruises Ltd. or one of its subsidiary undertakings, upon registration of such transfer any convertible preference share so transferred shall automatically be redesignated as an "A" Convertible Preference Share having all the rights and entitlements attached to a convertible preference share and ranking pari passu with the convertible preference shares save that:

(i) the provisions of paragraphs (1)(B), (3)(a), (9)(b) and (9)(c)(ii) of this Article shall not apply and shall not attach to any "A" Convertible Preference Share;

(ii) the provisions of paragraph (3)(b) of this Article shall apply and attach to such "A" Convertible Preference Shares; and

(iii) the provisions of paragraphs (4)(o) and (5)(d) of this Article shall apply and attach to such "A" Convertible Preference Shares only where the Relevant Event

referred to therein shall be an event set out in one of sub-paragraphs (i), (iv) or (v) of the definition of "Relevant Event" in these Articles.

(d) So long as any convertible preference shares remain capable of being converted into ordinary shares, if any offer is made to all (or as nearly as may be practicable all) ordinary shareholders (or all (or as nearly as may be practicable all) ordinary shareholders other than the offeror and/or any associates of the offeror (as defined in section 430E(4) of the Act)) to acquire all or a majority of the issued ordinary share capital of the Company, or if any person proposes a scheme with regard to such acquisition, the Company shall give notice of such offer or scheme to the holders of convertible preference shares at the same time as any notice thereof is sent to its ordinary shareholders (or as soon as practicable thereafter) and enclose the same information about the offer or scheme as it provides to the ordinary shareholders.

(8) <u>**Further issues of preference shares**</u>

The Company may not, save with the consent or sanction of three quarters in nominal value of the holders of the convertible preference shares, create and issue further preference shares (herein called **"further preference shares"**) ranking as regards participation in the profits and assets of the Company either pari passu with or in priority to the convertible preference shares.

(9) <u>**Withholding Tax etc**</u>

(a) The preferential dividend and any sums payable in respect of the redemption of convertible preference shares shall be paid without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision thereof or any authority thereof or therein having power to levy the same unless such withholding or deduction is required by law. In that event, the Company and the holders of the convertible preference shares shall comply with sub-paragraph (9)(b) of this Article and pending the taking of any such steps as are referred to therein, the Company shall pay by way of dividend such additional amounts as will result in the receipt by the holders of convertible preference shares of such net amounts as would have been received by them had no such withholding or deduction been required and provided that no such additional amounts will be payable where the holder is liable for such taxes, duties, assessments or governmental charges solely by reason of his having connection with the United Kingdom having nothing to do with the Company.

(b) In the circumstances referred to in sub-paragraph (9)(a) of this Article, the Company shall use all reasonable endeavours to amend or propose amendments to the terms of the convertible preference shares or other steps or measures so as to remedy the requirement to withhold or make any deductions. Following the giving of a notice by the Company to the holders of the convertible preference shares the Company and the holders of the convertible preference shares shall seek to identify and agree any steps the taking of which would mean that such withholding or deduction shall not be required. In the event that such agreement is reached it shall be recorded in writing between the Company and the relevant shareholders and thereafter implemented in accordance with its terms within 60 days of such notice to such holders.

(c) A Withholding Event (as referred to in sub-paragraph (5)(c)(iii)) shall occur in relation to a shareholder where:-

(i) with respect to that shareholder the Company would be obliged to pay additional amounts as referred to in sub-paragraph (9)(a) of this Article such additional amounts being in aggregate not less than 30 per cent. of the net amounts which would have been received by the holders of the convertible preference shares had no such withholding or deduction been required; and

(ii) within 90 days of a notice given by the Company under sub-paragraph (9)(b) of this Article, no such agreement has been recorded in writing or variation made as referred to in that paragraph;

but not earlier than 30 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the convertible preference shares then due

(d) If:

(i) the Company pays to a holder of convertible preference shares any additional amounts as referred to in sub-paragraph (9)(a) of this Article; and

(ii) such holder of convertible preference shares has received or been granted a credit against or relief or remission from or repayment of any tax in respect of or calculated by reference to the payment of such additional amount or to the deduction or withholding which has given rise to such additional payment,

such holder of convertible preference shares shall pay to the Company, promptly on obtaining the same, the amount of the credit against or relief or remission from or repayment of tax up to a maximum of such amount as such holder of convertible preference shares certifies will leave it (after such payment) in no worse after-tax position than it would have been in had the relevant withholding or deduction never been required. This sub-paragraph shall not impose any obligation on a holder of convertible preference shares:

(A) to manage its tax or other affairs in any particular manner; or

(B) to disclose any information concerning its tax affairs to the Company or to any other person.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or a holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any

shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy.

10. Unless otherwise expressly provided by the rights attached to any shares, those rights:-

(a) shall be deemed to be varied by the reduction of the capital paid up on those shares and by the creation or issue of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the first-mentioned shares;

(b) shall otherwise be deemed not to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the first-mentioned shares; and

(c) shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

11. (1) Subject to paragraph 2 of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal of such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

12. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

13. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

14. To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

16. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

17. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

19. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

20. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

21. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

22. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

23. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

24. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

25. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

26. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

27. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

28. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

29. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

30. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

31. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

32. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

33. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

34. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

35. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

36. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

37. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the **"default shares"**) to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:-

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):-

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:-

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a *separate notice under section 212 of the Act in relation to the new shares.*

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article:-

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an *" excepted transfer" means, in relation to any shares held by a member:-*

(i) a transfer pursuant to acceptance of a take over offer (within the meaning in Part XIII A of the Act) in respect of shares in the Company);or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

38. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:-

(a) for a period of 12 years no cheque or warrant for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and has informed the Stock Exchange of that intention; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

39. The Company may by ordinary resolution:-

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount that is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

40. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may in, the case of shares in certificated form authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

42. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares, and may hold such shares as treasury shares or cancel them, but, *subject to article 3, not unless the purchase has been sanctioned by an extraordinary* resolution passed at a separate meeting of the holders of any class of convertible shares in the Company.

GENERAL MEETINGS

43. All general meetings other than annual general meetings shall be called extraordinary general meetings.

44. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

45. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

46. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

47. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

48. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

49. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

50. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

51. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

52. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

53. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

54. A resolution put to the vote of a meeting (excluding any voting rights attached to any shares in the Company held as treasury shares) shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:-

(a) by a chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

55. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence

of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

56. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

57. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

58. In the case of any equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

59. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

60. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

61. Subject to any rights or restrictions attached to any shares and to the provisions of the Act, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

62. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

63. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

64. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

65. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

66. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member.

67. An instrument appointing a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

68. The instrument appointing a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it was demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

69. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which the instrument of proxy was duly deposited, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

70. The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

71. The directors may at the expense of the Company send instruments of proxy to the members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings of that meeting.

<u>CORPORATIONS ACTING BY REPRESENTATIVES</u>

72. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to

exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

73. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than fifteen.

74. A director shall not require a share qualification.

75. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £650,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

76. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

77. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

78. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

79. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in the other manner approved by the directors.

80. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

81. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

82. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the aggregate of:-

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group.

(2) In this article:-

(a) "the Group" means the Company and its subsidiary undertakings (if any); and

(b) "subsidiary undertaking" has the same meaning as in the Act.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed":-

(a) amounts borrowed for the purposes of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this

sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly owned subsidiary undertaking by another partly owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:-

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead;

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

83. (1) The directors may delegate any of their powers:-

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

84. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

85. At the annual general meeting in every year one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third, shall retire from office; but, if there is only one director who is subject to retirement by rotation, he shall retire.

86. Subject to the provision of the Act and to the following provisions of these articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who become or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Notwithstanding the foregoing, each Director shall retire from office no later than the third Annual General Meeting following the Annual General Meeting of appointment or reappointment.

87. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

88. No person other than a director retiring by rotation shall be appointed or re-appointed a director at any general meeting unless:-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

89. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

90. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

91. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

92. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

93. Without prejudice to the provisions of the Act, the Company may, by ordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

94. The office of a director shall be vacated if:-

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing by all the other directors to resign.

95. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice covering the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

96. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

97. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interest in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate;

and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

98. The directors may establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or who may be or have been directors or officers of the Company or of any such other companies as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other companies as aforesaid, and the spouses, former spouses, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well being of, the Company or of any such other company as aforesaid, or of any such persons as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as

aforesaid. Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Act shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation.

PROCEEDINGS OF DIRECTORS

99. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director notifies the Company in writing of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

100. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

101. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

102. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

103. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

104. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

105. A meeting of the board may consist of a conference between directors some or all of whom are in different places provided that each director who participates is able:

(1) to hear each of the other participating directors addressing the meeting; and

(2) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communications equipment (whether in use when this Article 105 is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates. Any director may, by prior notice to the secretary, indicate that he wishes to participate in the meeting in such manner, in which event, the directors shall procure that an appropriate conference facility is arranged.

106. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent. or more of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles become binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

107. A director shall not by counted on the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

108. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

109. The directors shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

110. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit and any secretary so appointed may be removed by them.

THE SEAL

111. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:-

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

112. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

113. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

114. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

115. Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, (and except as aforesaid) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

116. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

117. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every such cheque or warrant shall be sent at the risk of the person entitled to the monies represented thereby.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled to those payments so request.

118. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

119. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve be forfeited and cease to remain owing by the Company.

120. The directors may, with the authority of an ordinary resolution of the above Company, offer any holders of ordinary shares and/or convertible preference shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend (including a preferential dividend) specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend (including a preferential dividend) (whether or not declared), or may specify all or any dividends or preferential dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

(b) the basis of allotment shall be determined by the directors so that, as nearly as may be considered convenient, the relevant value of the additional ordinary shares to be allotted in lieu of any amount of dividend shall be not less than an amount equal to the net cash amount that such holders would have otherwise received by way of a dividend and may not (unless authorised by a special resolution of the Company) exceed an amount equal to the sum of the net cash amount of such dividend together with the associated tax credit. For such purpose the "relevant value" of an ordinary share shall be calculated either (1) by reference to the average of the middle market quotations (less the relevant dividend unless the ordinary shares are already quoted ex such dividend) on the London Stock Exchange (derived from the Daily Official List of the London Stock Exchange or any similar publication) on at least five consecutive dealing days selected by the directors, but commencing no earlier than the day upon which the proposed relevant dividend is announced by the directors, or (2) in such other manner as may be determined by the directors. Furthermore, for such purposes the "associated tax credit" shall be the tax credit which would be available to the recipient of a dividend under section 231 of the Income and Corporation Taxes Act 1988 on the assumption that such recipient is an individual resident in the United Kingdom for United Kingdom taxation purposes;

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit;

(d) the directors shall, after determining the basis of allotment, notify the holders of ordinary shares and/or convertible preference shares, if applicable, in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the directors may exclude from any offer any holders of ordinary shares and/or convertible preference shares, if applicable, where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(f) the dividend or preferential dividend (or that part of the dividend or preferential dividend in respect of which a right of election has been given) shall not be payable on ordinary shares and/or convertible preference shares in respect of which an election has been duly made (**"the elected shares"**) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any

share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected shares on that basis;

(g) the directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(h) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted;

(i) the directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

121. (1) The directors may with the authority of an ordinary resolution of the Company:-

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1) (a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraphs (1)(a) to (f) of this article shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

122. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date has been fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

123. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES

124. Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice calling a meeting of the directors need not be in writing.

125. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

126. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

127. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered into the register of members, has

been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

128. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

129. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

130. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears.

131. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

132. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

ELECTRONIC COMMUNICATIONS

132A. Notwithstanding anything to the contrary contained in these articles:

(a) the directors may decide that any information, notice or document may be recorded, provided, delivered, produced or executed in electronic form provided that this is done in accordance with rules made by the directors and is done with the consent of the person entitled to receive it. A document is deemed to have been delivered electronically if a notice has been delivered stating that the document is available and how it can be accessed electronically; and

(b) a document or notice may be sent to a facsimile number or to an electronic address notified to the Company for these purposes and will be deemed to have been properly delivered two hours after being sent; proof that the document or notice was properly sent shall be conclusive evidence of delivery.

DESTRUCTION OF DOCUMENTS

133. (1) The Company may destroy:-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company; provided that:-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

134. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

135. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

UNCERTIFICATED SHARES

136. (1) Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system (as defined in the Uncertificated Securities Regulations) shall be permitted; and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

(2) If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (1)(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

11 **AMENDMENT TO THE ARTICLES OF ASSOCIATION**

IT WAS RESOLVED that the following resolution be passed as a Special Resolution:

THAT the Articles of Association of the Company shall be amended as follows:

(a) by deleting the number "14" in the third sentence of paragraph 1(B) of Article 3 and inserting the number "17" in substitution therefore; and

(b) by deleting the word "twelve" in Article 73 and inserting the word "fifteen" in substitution therefor.

12 **AMENDMENT TO THE ARTICLES OF ASSOCIATION**

IT WAS RESOLVED that the following resolution be passed as a Special Resolution:

THAT the Articles of Association of the Company shall be amended by deleting the figure of "£500,000" in Article 75(1) and inserting the figure of "£650,000" in substitution therefor.

13 **AUTHORISATION FOR THE COMPANY TO MAKE MARKET PURCHASES**

IT WAS RESOLVED that the following resolution be passed as a Special Resolution:

THAT the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 3 pence each of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 53,057,730;

(b) the minimum price which may be paid for any such share is 3 pence;

(c) the maximum price which may be paid for any such share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) the authority hereby conferred shall expire on 7 March 2008; and

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

Certified to be a true copy of the original

....

Joyce Walter – Authorised Signatory

FIRST CHOICE HOLIDAYS PLC

ARTICLES OF ASSOCIATION

Company No 48967

THE COMPANIES ACT 1985

PUBLIC LIMITED COMPANY

RESOLUTIONS OF

FIRST CHOICE HOLIDAYS PLC

Passed on

7th day of March 2006

FRIDAY

At the Annual General Meeting of the above named Company duly convened and held at the offices of *Deutsche Bank, 1 Great Winchester Street, London EC2N 2DB on Wednesday 7 March 2007, the* following resolutions were duly passed:

Ordinary Resolution

9 **THAT** the Directors be and they are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £5,305,773.03 provided that this authority shall expire on 7 March 2012, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the *authority had not expired; and all unexercised authorities previously granted to the Directors to* allot relevant securities be and are hereby revoked.

Special Resolutions

10 **THAT** the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority conferred by Resolution 9 set out in the Notice convening the 2007 Annual General Meeting of the Company, or by way of a sale of treasury shares, as if Section 89(1) of the Act did not apply to any such allotment provided that:

(a) the power conferred hereby shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the interests of the equity shareholders are proportionate (as nearly as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever; and

(ii) *to the allotment (otherwise than pursuant to paragraph 9(a)(i) above) of equity* securities up to an aggregate nominal amount of £795,865.95; and

(b) the power conferred hereby shall (unless previously revoked or varied) expire on 7 March 2012 but so that this power shall allow the Company, before the expiry of this power, to make any offer or agreement which will or may require equity securities to be allotted after such expiry and so that the Directors shall be allowed to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **14/03/2007**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **07/03/2007**

Name: **SIMON PEDRO BARCELO VADELL** *Date of Birth:* **06/06/1966**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **14/03/2007** *Authenticated:* **Yes (E/W)**

RECEIVED
2007 DEC 17 P 1:41

FIRST CHOICE HOLIDAYS PLC
INTERIM ACCOUNTS FOR THE PERIOD ENDED 20 FEBRUARY 2007

REGISTERED NUMBER 48967

SATURDAY

PROFIT AND LOSS ACCOUNT
for the period ended 20 February 2007

	Notes	Period ended 20 February 2007 £m	Year ended 31 October 2006 £m
Administrative expenses		(0.1)	–
Income from investments in subsidiary undertakings		30.0	–
Income from investments in associated undertakings		–	0.5
Profit before interest		29.9	0.5
Net interest receivable and similar items	2	1.3	4.7
Profit on ordinary activities before taxation		31.2	5.2
Tax on profit on ordinary activities		(0.4)	(3.3)
Profit for the period / year	9	30.8	1.9

All activities relate to continuing operations.

A note on historical cost profits and losses has not been presented as there is no material difference between the profits and losses of the company as shown in the accounts and those shown on an historical cost basis in either period/year. There are no other recognised gains and losses other than those presented in the profit and loss account above.

BALANCE SHEET
at 20 February 2007

	Notes	20 February 2007 £m	31 October 2006 £m
FIXED ASSETS			
Investments	4	580.0	580.0
Investments in joint venture	4	35.9	35.9
Investment in associate	4	2.9	2.9
Total fixed assets		618.8	618.8
CURRENT ASSETS			
Debtors	5	536.6	291.0
Cash at bank		35.7	1.3
		572.3	292.3
CREDITORS: amounts falling due within one year	6	(11.1)	(2.6)
NET CURRENT ASSETS		561.2	289.7
TOTAL ASSETS LESS CURRENT LIABILITIES		1,180.0	908.5
CREDITORS: amounts falling due after more than one year	7	(500.2)	(244.1)
NET ASSETS		679.8	664.4
CAPITAL AND RESERVES			
Called up share capital	8	15.9	15.9
Share premium account	9	242.3	242.0
Capital reserve	9	201.4	201.4
Merger reserve	9	165.8	165.8
Profit and loss account	9	54.4	39.3
EQUITY SHAREHOLDERS' FUNDS	9	679.8	664.4

The interim accounts were approved by the Board of Directors on 1 March 2007 and signed on its behalf by

Paul Bowtell
Director

Notes to the interim accounts
for the period ended 20 February 2007

1 BASIS OF PREPARATION

The interim accounts for the period to 20 February 2007 have been prepared on the basis of the accounting policies set out in the 2006 Report and Accounts approved on 6 December 2006.

2 NET INTEREST RECEIVABLE AND SIMILAR ITEMS

	Period ended 20 February 2007 £m	Year ended 31 October 2006 £m
Interest receivable on loans to subsidiary undertakings	**9.7**	17.7
Interest payable on loans due after more than one year	**(8.4)**	(13.0)
	1.3	4.7

3 DIVIDENDS

	Period ended 20 February 2007 £m	Year ended 31 October 2006 £m
Dividends recognised as deductions from equity in the period were:		
Ordinary shares		
Interim dividend for 2006 of 2.25p per ordinary share (2006: interim dividend for 2005 of 1.95p)	**11.8**	10.1
Final dividend for 2005 of 4.65p paid	–	24.4
	11.8	34.5

Subject to approval by the shareholders, the final dividend for 2006 of 5.4p per ordinary share will be paid on 10 April 2007 to shareholders on the register at 9 March 2007.

Notes to the interim accounts
for the period ended 20 February 2007 (continued)

4 INVESTMENTS

	Shares in subsidiaries £m	Investment in joint venture £m	Investment in associate £m
Cost			
At 1 November 2006 and 20 February 2007	590.2	35.9	2.9
Provision for diminution in value			
At 1 November 2006 and 20 February 2007	10.2	-	-
Net book value			
At 20 February 2007	580.0	35.9	2.9
At 31 October 2006	580.0	35.9	2.9

All subsidiaries have ordinary share capital and are 100% owned by the Company. The Directors consider the market values of investments to be not less than the carrying values shown above. Details of the Company's principal operating subsidiaries are set out in the Company's financial statements for the year ended 31 October 2006.

INVESTMENTS IN ASSOCIATE AND JOINT VENTURE

Name of company	*Proportion held*	*Nature of business*	*Country of Registration/incorporation*
Hays Travel Limited	37.75%	Travel agent	England & Wales
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

Notes to the interim accounts
for the period ended 20 February 2007 (continued)

5 DEBTORS

	20 February 2007 £m	31 October 2006 £m
Amounts due from subsidiaries	**529.2**	287.2
Other debtors	**7.4**	3.8
	536.6	291.0

6 CREDITORS: amounts falling due within one year

	20 February 2007 £m	31 October 2006 £m
Other creditors	**2.2**	1.2
Other taxes and social security costs	**1.3**	1.3
Accruals and deferred income	**7.6**	0.1
	11.1	2.6

7 CREDITORS: amounts falling due after more than one year

	20 February 2007 £m	31 October 2006 £m
Bank loans	**499.8**	242.8
Deferred and contingent consideration	**0.4**	1.3
	500.2	244.1

Notes to the interim accounts
for the period ended 20 February 2007 (continued)

8 CALLED UP SHARE CAPITAL

	20 February 2007 £m	31 October 2006 £m
Authorised		
800,000,000 (2006: 800,000,000) ordinary shares of 3.0p each	24.0	24.0
	24.0	24.0
Allotted, called up and fully paid		
530,577,303 (2006: 530,230,326) ordinary shares of 3.0p each	15.9	15.9
	15.9	15.9

9 CAPITAL & RESERVES

	Share capital £m	Share premium £m	Capital reserve £m	Merger reserve £m	Profit & loss account £m	Total £m
At 1 November 2006	15.9	242.0	201.4	165.8	39.3	664.4
Profit for the period	–	–	–	–	30.8	30.8
Dividends paid	–	–	–	–	(11.8)	(11.8)
Shares issued	–	0.3	–	–	–	0.3
Shares purchased for share-based payment plans	–	–	–	–	(3.9)	(3.9)
At 20 February 2007	15.9	242.3	201.4	165.8	54.4	679.8

BEING A LEADER

FIRST CHOICE HOLIDAYS PLC
Annual Report and Accounts 2006

Registered number
48967

TUESDAY

First Choice
Holidays PLC
Where leisure travels further

INTRODUCTION

FIRST CHOICE HOLIDAYS PLC IS A LEADING INTERNATIONAL LEISURE TRAVEL COMPANY. IT OPERATES FROM 17 MAJOR SOURCE MARKETS AND EMPLOYS OVER 15,000 PEOPLE ACROSS MORE THAN 80 BRANDS.

EACH OF ITS FOUR SECTORS OFFERS PARTICULAR TYPES OF LEISURE TRAVEL. IT COULD BE A TWO-WEEK HOLIDAY IN THE MEDITERRANEAN OR FLORIDA, ARCTIC EXPEDITION CRUISING, STUDENT EDUCATIONAL TRAVEL, SAILING IN THE CARIBBEAN, A CULTURAL JOURNEY THROUGH EGYPT, A ROUND THE WORLD PRIVATE JET TOUR OR BOOKING A HOTEL FOR A WEEKEND AWAY. FIRST CHOICE CAN SATISFY ALL THESE AND MANY MORE LEISURE TRAVEL NEEDS TO OVER 200 COUNTRIES.

A BALANCED BUSINESS
THE BUSINESS MODEL FOCUSES ON DIFFERENTIATION AND FLEXIBILITY ACROSS THE GROUP. OUR DIVERSE PRODUCT PORTFOLIO AND INTERNATIONAL DIMENSION GIVE BALANCE.

Strategy
Our strategy is to continue to transform ourselves into a leading international leisure travel company, comprising a differentiated UK Mainstream tour operating business and a portfolio of niche specialist businesses across the world, creating added value experiences for our customers. This will ensure long-term sustainable competitive advantage with premium margins and returns for our shareholders.

Contents

HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Revenue

£2,715.3m

up 11% (2005: £2,441.6m)

Dividends per ordinary share

7.65p

up 16% (2005: 6.6p)

Underlying operating profit*

£135.4m

up 13% (2005: £120.2m)

Underlying profit before tax*

£117.2m

up 2% (2005: £115.0m)

Underlying operating profit margin*

5.0%

up 10 basis points (2005: 4.9%)

Statutory profit

£72.3m

down 10% (2005: £80.3m)

*Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation of profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests.

OPERATIONAL HIGHLIGHTS

Our diversified portfolio delivered strong performance in a difficult market-place.

The Mainstream Holidays Sector outperformed the market with our long-haul product proving very popular increasing revenues and bookings by 44% and 35% respectively.

The three specialist Sectors continue to offer life experiences in segments of the market where there is increasing demand.

Grand Expeditions and Intrav acquisitions integrated and performing well:
- creation of Escorted Tours division and First Choice Expedition Cruising.

£148.7m of niche, specialist acquisitions made during the year; strong pipeline going forward:
- first acquisition in Asia Pacific region.

OUR SECTORS

MAINSTREAM HOLIDAYS

Efficient flexible business model, differentiated product and powerful one brand franchise.

Underlying operating profit*
£53.7m
Revenue
£1,272m
% Group underlying operating profit
39%
Growth in underlying operating profit year-on-year
-7%

SPECIALIST HOLIDAYS

Destination and lifestyle led with a high degree of exclusive product and strong local brands, offers exciting growth.

Underlying operating profit*
£36.6m
Revenue
£928m
% Group underlying operating profit
27%
Growth in underlying operating profit year-on-year
16%

ACTIVITY HOLIDAYS

Market leading brands with high customer loyalty and a mix of asset intensive and asset light businesses, operating in a rapidly growing market.

Underlying operating profit*
£26.7m
Revenue
£377m
% Group underlying operating profit
20%
Growth in underlying operating profit year-on-year
57%

ONLINE DESTINATION SERVICES

Online accommodation and other destination services to tour operators, travel agents and personal customers, achieving strong top-line growth and market penetration.

Underlying operating profit*
£14.4m
Revenue
£138m
% Group underlying operating profit
11%
Growth in underlying operating profit year-on-year
26%

The joint venture with Royal Caribbean Cruises Ltd. has a share of Group underlying operating profit of 3%.

CHAIRMAN'S STATEMENT

Sir Michael Hodgkinson
Chairman

IN WHAT HAS BEEN A DIFFICULT YEAR FOR THE LEISURE TRAVEL MARKET, THE GROUP HAS DEMONSTRATED THAT ITS STRATEGY OF DIVERSIFYING RISK BY CREATING LEADERSHIP POSITIONS ACROSS A PORTFOLIO OF INTERNATIONAL LEISURE BUSINESSES CONTINUES TO DELIVER SUSTAINABLE GROWTH. THE PORTFOLIO, WHICH OFFERS CUSTOMERS IN 17 SOURCE MARKETS A WIDE VARIETY OF LEISURE EXPERIENCES TO OVER 200 DESTINATION COUNTRIES, MEANS THAT THE GROUP IS NEVER OVER-RELIANT ON ANY SINGLE DESTINATION OR SOURCE MARKET. OUR FINANCIAL PERFORMANCE IS TESTAMENT TO MANAGEMENT'S ABILITY TO ANTICIPATE AND EFFECTIVELY GUIDE THE GROUP THROUGH AN UNPRECEDENTED NUMBER OF GEO-POLITICAL EVENTS AND NATURAL DISASTERS.

In the Mainstream Sector, we have outperformed the market and continue to do so due to a greater offering of exclusive differentiated product, a more flexible business model and a superior management team. In the Specialist Sectors, our portfolio of businesses continue to perform strongly as we benefit from the breadth of Specialist and Activity travel experiences available to our customers.

RESULTS

Consequently, I am very pleased to report that the Group achieved record underlying[1] profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% at £135.4m (2005: £120.2m), on revenue growth of 11% to £2,715m (2005: £2,442m). The resulting underlying earnings per share increased by 16% to 16.1p (2005: 13.9p). This represents the fourth consecutive year of underlying double-digit earnings growth and demonstrates the strength of the Group's strategy, which combines both organic and acquisition led growth. The Group's statutory profit before tax was £97.5m (2005: £112.2m) and statutory basic earnings per share was 13.7p (2005: 13.5p).

DIVIDENDS

The Board is recommending a final dividend of 5.40p per share (2005: 4.65p), an increase of 16% on the comparable period. The interim dividend was 2.25p (2005: 1.95p), giving a total dividend for the year of 7.65p per share (2005: 6.60p). The full year dividend increase of 16% per share represents the fourth consecutive year of double-digit dividend growth and reflects our continuing commitment to a progressive dividend policy and our confidence in the future.

[1] Underlying profit before tax and underlying operating profit exclude separately disclosed items, amortisation of business combination intangibles, impairment of goodwill and taxation on profits of the Group's joint venture and associate. Underlying earnings exclude the same items net of tax and minority interests.

THE MARKET
We have recognised for some time that to remain successful in the mainstream tour operating segment of the market in the UK, we would need to reduce our exposure to the increasingly commoditised short-haul market and be able to offer our customers better quality differentiated product. We have, therefore, invested in exclusive product, such as Holiday Villages and our long-haul aircraft, which has given us competitive advantage and consequently enabled us to outperform the market. When we start to take delivery of our Boeing 787s in 2009 the differentiated experience will be even greater for our customers. The results we are achieving from the long-haul product has given us the confidence to order eight of these aircraft with an option to acquire a further four.

In our specialist Sectors we have identified niche growth segments in which we are investing and developing leading positions. These parts of the Group are truly international and offer exciting growth opportunities. Many of these segments are highly fragmented and building a significant presence through acquisition has allowed us to create substantial businesses in a relatively short period.

ACQUISITIONS
Acquisitions continue to be a key part of our strategy. This year we have made 13 acquisitions for a total consideration of £148.7m of which £129.3m has been paid during the year (2005: 12 acquisitions for consideration of £65.5m of which £53m had been paid).

The acquisition pipeline remains strong as we continue to identify opportunities which have excellent growth characteristics across a number of segments including adventure travel, student travel and specialist escorted tours.

BOARD
Giles Thorley joined the Board on 1 February 2006 and has proven to be a valuable and supportive Board member. As the Group has transformed itself from a purely mainstream holidays business in 1999 to an international leisure travel company today, we have similarly established a Board with a wide-ranging skill set, excellent business reputation and international experience.

COLLEAGUES
We are a people business, focused on giving our customers the most enjoyable leisure travel experience we can. The passion and commitment shown by our colleagues across all the businesses has been greatly appreciated and, on behalf of the Board, I would like to thank them all for their hard work and effort.

SUSTAINABLE DEVELOPMENT
First Choice is committed to sustainable development in both source market and in destination. We are a founder member of the Travel Foundation in the UK and encourage all of our businesses to behave responsibly and support communities on an ongoing basis. Our stand-alone (web based) Environment & People Report was updated in the Spring and includes key future commitments. We were admitted to the FTSE4Good Index last year and for the first time completed the full Business in the Community Corporate Responsibility Survey. All the FTSE100 and FTSE250 companies are invited to participate in the Survey and we were ranked 101 with an overall score of 72%.

OUTLOOK
First Choice Holidays PLC has once again delivered strong financial performance in a year when our flexible business model and strategy has been tested by challenging conditions in a number of source and destination markets, but has proven successful in delivering growth.

On 27 November 2006 we announced, following press speculation regarding the Mainstream business, that the Board of First Choice Holidays PLC has been reviewing how it might continue to maximise the potential of its market leading tour operating business. The Board is considering a range of alternatives in this market and discussions with a number of parties are at a preliminary stage. There can be no certainty that any transaction will be forthcoming. However, I remain confident, whatever the outcome, that our strategy and flexible business model will ensure that we are well placed to continue to outperform the market and deliver sustainable growth into 2007 and beyond.

Sir Michael Hodgkinson
Chairman
6 December 2006

BUSINESS AND FINANCIAL REVIEW

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

THE BUSINESS AND FINANCIAL REVIEW HAS BEEN PREPARED BY THE BOARD OF FIRST CHOICE HOLIDAYS PLC (THE COMPANY) SOLELY FOR THE MEMBERS OF FIRST CHOICE HOLIDAYS PLC. IT PROVIDES INFORMATION ON THE CORPORATE OBJECTIVES OF THE GROUP AND ITS BUSINESSES, TOGETHER WITH A REVIEW OF OUR PROGRESS DURING THE FINANCIAL YEAR ENDED 31 OCTOBER 2006 AND AN ASSESSMENT OF THE KEY RISKS AND UNCERTAINTIES THAT WE FACE.

CORPORATE OBJECTIVES AND STRATEGY
First Choice Holidays PLC is a leading international leisure travel company. It operates from 17 major source markets offering differentiated leisure travel experiences to more than eight million customers annually. Over the past five years, the Company has invested in increasing its international presence and has moved into niche segments which offer good long-term growth prospects, create additional shareholder value and allow us to build leadership positions. The Group operates with a flexible and efficient business model which allows it to increase or decrease capacity more easily than a number of its competitors. The new market segments it has chosen to enter have a highly fragmented supply base which provides us with good opportunities for further consolidation in those markets.

We aim to deliver long-term sustainable shareholder value through continued growth in profitability and we invest in current and newly acquired businesses to achieve this. The Board, however, also recognises that external factors beyond the Company's control can affect these objectives in the short-term but believes that the competitive advantage inherent in our chosen growth segments will provide more robust longer-term value for our shareholders.

Our strategy this year has remained unchanged. We continue to build our position as a leading international leisure travel company, comprising a differentiated UK mainstream tour operating business and a portfolio of niche specialist businesses across the world, creating added value experiences for our customers. This will ensure long-term sustainable competitive advantage with premium margins resulting in superior returns for our shareholders.

KEY STRENGTHS
First Choice Holidays PLC ensures that all its businesses across the Group operate with flexible and efficient business models thereby enabling them to anticipate trends more easily and react quickly to changes in the trading environment by ameliorating the adverse effects of unforeseen natural disasters, geo-political events and the like.

Operating from 17 major source markets gives the Company a good international spread of businesses and means we are not over reliant on any one source market from which to attract customers. We will continue to investigate new source markets that demonstrate good growth prospects such as Asia and Latin America.

By offering differentiated product across the Group, both specialist and mainstream, we are able to cater to a wide range of customers who are seeking the many and varied leisure travel experiences provided by us through our portfolio of businesses.

13%
Group underlying operating profit increase

30%
underlying operating profit increase of three specialist Sectors

The companies we acquire tend to be asset light with a high level of expertise within the business. Those Group businesses that do require higher levels of capital expenditure invest in assets (such as yachts, inland waterways cruisers, expedition cruise ships, licences to operate in the Galapagos or yacht berths), which provide greater competitive advantage and allows a premium to be charged.

GROUP PERFORMANCE
The Group has once again delivered strong operational performance and financial growth in a year that has tested the leisure travel industry. The year's financial results prove that the flexible business model we operate, combined with the range of differentiated leisure travel experiences the Group offers, is both robust and provides a platform for long-term sustained growth.

The Group has achieved underlying profit before tax of £117.2m (2005: £115.0m), with underlying operating profit up 13% to £135.4m (2005: £120.2m). The underlying profit before tax includes net financing expense of £18.2m which is £13.0m higher than in 2005, primarily as a result of refinancing the convertible preference shares in July 2005 (£9.0m) and a higher level of acquisitions (£4.0m). Group revenue for the year increased by 11% to £2,715m (2005: £2,442m). The resulting operating profit margin improved by 10 basis points to 5.0% this year. It should be noted that during the year we changed our accounting policy regarding ODS revenue recognition to bring it in line with accepted market practice, which resulted in a margin improvement. However, the 10 basis points margin improvement is after restating prior year revenue.

The Group's results, on both a statutory and underlying basis, are set out in the table below.

Year ended 31 October	2006	2005
Revenue	£2,715m	£2,442m
Underlying operating profit	£135.4m	£120.2m
Underlying profit before tax	£117.2m	£115.0m
Statutory operating profit	£115.7m	£117.4m
Statutory profit before tax	£97.5m	£112.2m
Underlying basic earnings per share	16.1p	13.9p
Statutory basic earnings per share	13.7p	13.5p

A reconciliation of underlying profit before tax to statutory profit before tax is as follows:

	2006 £m	2005 £m
Underlying profit before tax	117.2	115.0
Separately disclosed items	(5.8)	-
Impairment of goodwill on closure of business	(1.4)	-
Amortisation of business combination intangibles	(11.3)	(1.9)
Taxation on profits of joint venture and associate	(1.2)	(0.9)
Statutory profit before tax	97.5	112.2

Our acquisition strategy is clearly a key contributor to future growth and we continue to have a strong pipeline of potential acquisition opportunities. We are continuously exploring new geographical source markets and destinations to expand our portfolio of leisure travel businesses and diversify risk. In August 2006, we acquired the Pacific World group of seven companies. This marked our first significant entry into the Asia Pacific and Chinese markets. These markets represent a significant opportunity for high growth in travel and the fragmented nature of the accommodation supply base fits well with our Online Destination Services model. The integration of this business is progressing well.

We also entered the North American specialist escorted tours segment during the year. This is a fragmented market-place which focuses on the growing and affluent "boomer" demographic. We now have seven brands operating in this high margin segment. These include Country Walkers, International Expeditions, Park East, TRAVCOA, TCS Expeditions, all acquired as part of the acquisition of Grand Expeditions in December 2005. In addition, Intrav was acquired in January 2006 and Your Man Tours acquired in July 2006. All of these businesses have performed well during the year and provide significant growth opportunities.

- Mainstream Holidays Sector underlying operating profit was £53.7m (2005: £57.5m), down 7% year-on-year, primarily due to the delay in high season bookings as a direct result of the World Cup and extremely warm weather in July which led to pricing pressure in the lates market. Revenue grew by 1% to £1,272m (2005: £1,264m).

- Specialist Holidays Sector underlying operating profit was £36.6m (2005: £31.5m), up 16% year-on-year. This was on revenue of £928m (2005: £891m), up 4%. The increase in profit was driven by continued growth in Canada and strong performance in our UK Specialist Division and North American student businesses.

- Activity Holidays Sector underlying operating profit was £26.7m (2005: £17.0m), up 57% year-on-year. This was achieved on revenue of £377m (2005: £194m), up 94%. On a like-for-like basis revenue was up 13%. The result was driven by good performances by our Adventure businesses and by a contribution of £5.5m from acquisitions made in the year.

- Online Destination Services Sector underlying operating profit was £14.4m (2005: £11.4m), up 26% year-on-year, with continued strong growth in revenue up 49% to £138m (2005: £93m). This result reflects strong underlying growth in our online channels offset by further incremental investment in Hotelopia.

- The Group's joint venture with Royal Caribbean Cruises Ltd. increased underlying profit before tax by £1.5m to £5.0m (2005: £3.5m). The Group's share of the pre-tax profit amounted to £2.5m, compared to £1.8m in 2005.

As announced at the trading update in October, we constantly review our participation strategy and how we can remain cost competitive. As a result of a review of underperforming business units and restructuring actions across all our Sectors, but particularly the UK, the Group has incurred net separately disclosed items of £5.8m.

PARTNERING

As an international leisure travel company we have developed *sound, long-term relationships across all our businesses.* We believe in working together with the suppliers we use across the world and our strategic alliance partners. This way we are able to provide high levels of service and choice for our customers whatever leisure travel experience we are providing.

Online Destination Services
This Sector's relationships, with mainly independent hoteliers, now stretches from the Mediterranean to Asia Pacific via European cities and the USA.

32%

increase in long-haul Summer capacity

63%

controlled distribution in Mainstream

MAINSTREAM HOLIDAYS SECTOR

The Mainstream Holidays Sector consists of the UK and Ireland tour operating, retail and airline businesses. With a clear strategy, it is focused on the further development of differentiated, exclusive product such as the long-haul flight experience and Holiday Villages as it reduces capacity in the commoditised short-haul market. With a strong brand that is increasingly recognised as offering holidays of good value and quality, it is also benefiting from greater control of distribution.

Despite satisfactory revenue performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to bird flu scares in the early booking period, the World Cup in June and unusually warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental year-on-year fuel costs for the season of £50m were not fully recovered from the customer in the lates market. This, combined with additional costs we incurred in managing an unprecedented level of external events resulted in a 7% reduction in full year underlying operating profit to £53.7m (2005: £57.5m), and a 0.3 percentage point reduction in underlying margin to 4.2%.

MAINSTREAM HOLIDAYS SECTOR

	2005/06	2004/05[2]	Change %
Passengers ('000)[1]			
Short-haul	874	1,037	-16%
Medium-haul	1,406	1,525	-8%
Long-haul	262	195	+35%
Total	2,542	2,757	-8%
Year-on-year variation			
Inclusive tour revenue	+1%		
Flight-only revenue	-10%		
Total	Flat		
Revenue per passenger	Total		
Short-haul	+5%		
Medium-haul	+3%		
Long-haul	+7%		
Total	+9%		
Revenue growth	Total		
Short-haul	-11%		
Medium-haul	-5%		
Long-haul	+44%		
Subtotal	Flat		
Other revenues	+4%		
Total	+1%		
Underlying operating profit (£m)	53.7	57.5	-7%
Underlying operating margin %	4.2%	4.5%	-0.3 ppts
Controlled distribution % (Summer)	63%	56%	+7 ppts

[1] All figures are based on inclusive tour and flight only, whereas the trading updates simply focus on inclusive tour from Great Britain

[2] FY2004/05 passengers and revenue are restated to include the Adult Ski-division which was transferred to the Mainstream Sector in FY2005/06

The "It's a big sky" advertising campaign promoted the quality of comfort and service that our long-haul aircraft and crew provide.

The continued emphasis on product differentiation resulted in a 30% year-on-year revenue increase for the Premier programme. The popularity of our Holiday Village concept goes from strength to strength and, as a result, we have recently opened a new resort in the Dominican Republic, the sixth property of this type. Our long-haul product has been significantly expanded (capacity up 32% for Summer 2006) and we are now flying to six new long-haul destinations. During the Summer, we operated four re-configured Boeing 767s (Summer 2005: three) and have recently introduced a further two for Summer 2007.

We have made excellent progress in increasing our control of distribution, which has now reached 63% for the Summer (2005: 56%). We are well on target to achieve 75% of our sales through controlled channels by the end of the 2008 financial year and aim to exceed this target. Online sales have increased to 32% (2005: 25%), while sales from our retail outlets have also grown, with call centres remaining level. As we drive towards becoming a predominantly direct-sell business we need to continue to build and develop our distribution channel. We have, therefore, announced that we will expand the retail chain and continue to work with some of our long-term third-party retail partners. Accordingly, we recently announced plans to franchise First Choice shops and to date have signed two significant franchisees which will increase our store portfolio by 50. We will also be opening 45 of our own stores before the end of December in key geographical areas where we are currently not represented. Our mobile concession concept, "the travel pod", which has a footprint of less than 200 sq ft is currently on trial with Asda, Sainsbury's, Morrisons and Waterstones. This investment in retail has been primarily funded through reduced commission rates paid to third-party travel agents. Overall, the increase in direct sales has resulted in a distribution benefit of £5.9m in the year.

The First Choice brand and its products have traditionally appealed to families. The differentiated experience we have developed, particularly in Holiday Villages and the long-haul flight experience, where we have actively promoted the benefits of flying with First Choice Airways, has increased the brand appeal to both families and couples, as well as those who are normally considered the natural long-haul leisure customers of the scheduled airlines. The investment in the brand and long-haul product has cost an incremental £1.5m this year which has been expensed in 2006 but will benefit future seasons.

The Sector is fully committed to a wide-ranging Corporate Social Responsibility programme and in particular takes seriously its responsibility to manage its carbon footprint. Energy reduction measures are in place in our retail and office premises, the majority of which are on green tariffs. We operate a highly efficient airline, achieving industry-leading load factors in excess of 95%. First Choice Airways has recently been awarded the Best Charter Airline and Best Environmental Airline at the British Travel Awards. We have also embraced new, more efficient technology and are the UK launch customer for the Boeing 787, the most energy efficient plane in development.

90%

occupancy rate in new Marmara club in Marrakech

5%

underlying margins in UK Specialist businesses

SPECIALIST HOLIDAYS SECTOR

The Specialist Holidays Sector consists of the Continental European and UK Specialist businesses (which are grouped as European Specialist for reporting purposes), our Canadian tour operating and retail business, First Choice Student Travel in the US and Canada, and Europe Express (First Choice Independent Vacations), our independent travel business operating in the US. These businesses offer both destination-led and lifestyle holidays with differentiated and exclusive product.

The businesses in this Sector are not vertically integrated or capital intensive and their business models are extremely flexible and cost efficient. Despite a number of the businesses in this Sector experiencing challenging market conditions, it delivered *strong growth in profitability with underlying operating profit* of £36.6m (2005: £31.5m), up 16% year-on-year.

The businesses in Continental Europe experienced a number of external events, from bird flu scares in Turkey to terrorist incidents in North Africa and Eastern Mediterranean key destinations, that adversely impacted underlying performance. Consequently, profitability in a number of Continental European businesses was reduced. Several of our smaller Continental European businesses were loss-making in the year with total losses amounting to £4.2m. At the trading update in October, we announced that we had decided to scale back the loss making businesses in Continental Europe. The one-off costs of these actions have been reported within the net separately disclosed items of £5.8m.

SPECIALIST HOLIDAYS SECTOR

	2005/06	2004/05	Change %
Passengers ('000)			
Europe	1,514	1,686	-10%
North America[1]	488	335	+46%
Total	**2,002**	**2,021**	**-1%**
Year-on-year variation			
Revenue per passenger			
Europe	+4%		
North America	-8%		
Total	**+3%**		
Revenue growth			
Europe	-7%		
North America	+33%		
Subtotal	+2%		
Other revenues	+27%		
Total	**+4%**		
Underlying operating profit (£m)			
European Specialist	22.8	26.1	-13%
North America	13.8	5.4	+156%
Total	**36.6**	**31.5**	**+16%**
Underlying operating margin (%)	3.9%	3.5%	+0.4ppts

[1] *2004/05 passengers are restated to exclude Encore which was sold during the year and also to include Europe Express*

Marmara remains France's number one tour operator in terms of profitability. It opened a new club in Marrakech, Morocco in April 2006 and increased overall volumes to this destination by 26% with an occupancy rate of more than 90% for the entire season. The Aqua Fantasy Hotel in Kusadasi, Turkey which is exclusive to First Choice Netherlands and the Mainstream Holidays Sector in the UK, successfully opened its second phase and a further extension to this property will be completed by Summer 2007. A number of the European businesses are entering a limited number of new destinations, such as Morocco, to offer alternatives to Egypt and Turkey as we continuously strive to diversify risk.

The restructuring and streamlining of the UK Specialist business model, combined with the growth in direct distribution, has *resulted in a very successful year for this division.* The product offering for Sovereign, Hayes & Jarvis, Citalia and Meon Villas, has been more clearly defined and this, together with careful capacity management, the introduction of a more flexible selling system and a focus on growing direct distribution channels has improved profitability substantially. Controlled distribution now stands at 59% (2005: 49%) in UK Specialist and will increase further in the coming year, with the business now achieving underlying margins of around 5% (2005: 4%).

North America

Our North American businesses improved profitability by £8.4m to £13.8m (2005: £5.4m). This was driven by our Canadian operation which improved its profit margin in a year that, for this market, was badly affected by the 2005 hurricane season and the North American student travel businesses.

These student travel businesses performed equally strongly, despite also being affected by the 2005 hurricane season. *The flexibility in the business meant that we were able to move* and significantly increase bookings to the West Coast of Mexico away from Cancun which was badly affected by Hurricane Wilma. We made a significant step into the highly-fragmented educational student travel market through the acquisitions of Jumpstreet, School Voyageurs and Educatours in Canada and Educational Tours in the US. Opportunities in the student travel market remain attractive and we have a strong pipeline of acquisitions that we are pursuing.

At Citalia we have a real passion for Italy. Our experience together with our personal touch makes us the leading Italian specialist.

LEADING

We are leaders in a number of segments in which we operate including Marine and Adventure. We have built these positions both organically and by acquisition and have identified a number of further niche areas where we are currently making rapid inroads. Offering good growth opportunities, we will actively pursue our leadership position in these segments.

First Choice Marine
The world leader in yachting. If it's sail or power our customers desire we have the experience to suit them.

FLEXIBLE

Operating with flexible business models across our companies is part of our strategy of ensuring that we are able to manage our businesses efficiently whatever the market conditions. Our product mix also helps us not to be over-dependent on any one part of our business or any one destination.

UK Specialist businesses
It's not only about flexibility in the business model, customers travelling on holiday with one of our UK Specialist companies can choose the length of their stay.

81%

revenue growth in Adventure

44%

Inland Waterways controlled distribution

ACTIVITY HOLIDAYS SECTOR

The Activity Holidays Sector consists of three divisions:

- The Marine division includes First Choice Marine, which operates the market leading yacht chartering brands of Sunsail and The Moorings, Sunsail Clubs and Inland Waterways (Crown Blue Line and Connoisseur).
- The Adventure division consists of a portfolio of 17 adventure travel businesses, including First Choice Expedition Cruising and our specialist and schools ski offering.
- The Escorted Tours division consists of seven brands that operate specialist escorted tours for the US source market.

The Sector is a high growth area with strong consumer demand for adventure and escorted products in particular. Its high margin businesses delivered underlying operating profit of £26.7m (2005: £17.0m) on revenue that increased by 94% to £377m (2005: £194m). Revenue increased 13% on a like-for-like basis with profitability flat, primarily as a result of a disappointing performance in Sunsail Clubs. During the year, we acquired a number of businesses in this Sector that were not expected to achieve full profitability until 2007. Consequently, this led to a dilution in underlying margin during the year of 1.7 percentage points.

ACTIVITY HOLIDAYS SECTOR

	Total	Like-for-like
Year-on-year variation		
Revenue growth		
Marine	+36%	+13%
Adventure	+81%	+13%
Escorted tours	n/a	n/a
Total	**+94%**	**+13%**

	2005/06	2004/05	Change %
Underlying operating profit (£m)			
Marine	10.6	9.7	+9%
Adventure	13.3	7.3	+82%
Escorted tours	2.8	–	
Activity Holidays Sector	*26.7*	*17.0*	*+57%*
Underlying operating margin %	7.1%	8.8%	-1.7ppts

Marine

The Marine division delivered underlying operating profitability of £10.6m (2005: £9.7m) on revenue of £122m (2005: £90m). The result was impacted by difficult trading conditions for our Sunsail Clubs.

First Choice Marine, which comprises Sunsail Yachts and The Moorings, has focused on integrating the businesses since the acquisition of The Moorings in December 2005. The business is firmly on track to deliver anticipated cost synergy benefits of £5m in 2007.

Inland Waterways has focused on driving organic growth through direct channels with 44% of sales now direct (2005: 42%). Asset utilisation has continued to improve with occupancy increasing 5% year-on-year. Based on our research, we believe there could be strong demand for this product in a broader number of source markets, which we will actively pursue.

Sunsail Clubs had a challenging year with bookings affected adversely by the bird flu scare in Turkey. Despite this difficult trading environment, our new club, Club Phokaia, had a very successful season, proving that our customers appreciate the quality of our product.

Adventure

Our portfolio of Adventure businesses has grown both organically and by acquisition, with the division growing revenue by 81% to £189m (2005: £104m) and underlying operating profit to £13.3m (2005: £7.3m). Profitability grew by 5% on a like-for-like basis to £6.6m as the organic businesses continued to perform strongly in a segment which we expect to deliver strong growth in the future. The North American market continued to be a focus for this division and we have acquired Trek Holidays in Canada and Trip n Tours, a US West Coast dive business that complements our Caribbean dive expertise at Caradonna. In the Netherlands we acquired Sawadee (an adventure travel tour operator) and in the UK, we acquired TravelClass which operates two school brands; Skiclass and JCA. Skiclass complements our existing Skibound business while JCA is a summer-based schools activities business which has grown strongly and offers good growth potential as it expands the number of sites available to schools across the UK. Having achieved critical mass with these businesses, we are now pursuing the most effective ways to leverage the infrastructure we have established.

Following the acquisition of Intrav by the Group in January 2006, a new sub-division, First Choice Expedition Cruising, has been formed to manage and operate the two small ship expedition cruising brands, Peregrine Cruises and Clipper Cruise Line. This sub-division will be included within the Adventure division. Travel on small expedition ships is a niche adventure segment offering substantial growth opportunities. Combining the operations of these two brands will enable us to offer a complementary portfolio of small ship expedition product from 2008 and make this available through a worldwide distribution network.

These lovely creatures can be seen on a First Choice Expedition Cruising Antarctic voyage.

48%

Hotelopia's increase in transaction value

60%

increase in Bedsonline customer base

Escorted Tours

The Escorted Tours division has been formed out of certain businesses acquired in the Grand Expeditions transaction, Intrav and Your Man Tours.

Intrav was loss-making at acquisition and a number of steps have been taken to address this including the transfer of Clipper Cruise Lines into First Choice Expedition Cruising. This initiative has enabled Intrav to focus on escorted tours, its core expertise. As anticipated, these measures have resulted in the Intrav and Clipper Cruise Line businesses achieving break-even results.

The escorted tours businesses that had been part of Grand Expeditions and whose customer base is drawn primarily from the growing "boomer" demographic in the US market, had a successful year. The cultural and luxury escorted travel categories are growing as customers seek new destinations. Our businesses are averaging double-digit volume increases year-on-year. The tailor-made journeys market is also growing rapidly as wealthy travellers desire to individualise their travel experiences.

ONLINE DESTINATION SERVICES SECTOR

Our business approach in this Sector is based on a local presence at key travel destinations. Our extensive infrastructure includes 89 offices in 23 countries servicing over five million customers. We have established strong relationships with our suppliers, enabling us to offer our customers a breadth of content online that is not available through our competitors, plus customer service on the ground, rather than from a centralised base. The destinations in which we operate usually have a highly fragmented supply base, meaning the relationships with our suppliers are a critical success factor. The majority of our inventory comes from privately owned hotels.

We have continued to experience significant growth in all our online routes to market with total online transaction value growing to £306m, representing growth of 49%. Hotelbeds, the brand which services tour operators has experienced a 32% growth in transaction value. Bedsonline, our B2B operator servicing travel agents who are sourcing accommodation for the independent traveller, has significantly increased its customer base, now meeting the needs of more than 8,000 travel agents (2005: >5,000) and has grown transaction value by 79%. Hotelopia, our B2C accommodation business brand, has achieved an increase in transaction value of 48%.

Our strategy is to acquire established offline incoming agencies which have strong relationships in their destinations and then bring their inventory online. To this end, the Sector has expanded its geographical reach, opening an office in Brazil and acquiring a further business in Greece. In August, we acquired the Pacific World group of companies based in the Asia Pacific region. This was a significant strategic move for us and we are delighted that this well-respected and successful group is now part of this Sector.

Pacific World is a network of specialist companies providing meetings, incentives, conference and events (MICE) services as well as servicing cruise lines and foreign independent travel for tour operators. With 19 offices across the region, Pacific World has given us an immediate, established presence in key Asian markets.

Iguasu Falls, Brazil. The Online Destination Services Sector has recently opened an office in Brazil.

ONLINE DESTINATION SERVICES SECTOR

	2005/06	2004/05	Change %
Online			
Bednights (m)			
Hotelbeds	7.2	5.4	+32%
Bedsonline	4.3	2.6	+67%
Hotelopia	2.2	1.5	+46%
Total	**13.7**	**9.5**	**+44%**
Year-on-year variation			
TTV per bednight			
Hotelbeds	Flat		
Bedsonline	+7%		
Hotelopia	+1%		
Total	**+4%**		
Offline			
Passenger volumes (m)	4.2	4.2	Flat
TTV per pax (€)	55	50	+10%
Underlying operating profit (£m)	14.4	11.4	+26%
Underlying operating margin %	10.4%	12.2%	-1.8ppts

The Sector was affected by the 2005 hurricane season and the events in Turkey during the year. Hurricane Wilma caused extensive damage in Cancun, Mexico, which resulted in the destination being almost entirely closed for the peak season as hotels, resorts and infrastructure were repaired or rebuilt. The reduction in capacity to Turkey, which tour operators implemented, also affected the requirement for our services. We continue to seek new destination markets not only to grow our business, but to diversify and spread our risks.

PIONEERING

We have not been afraid to be at the forefront of leisure travel experiences that allow our customers to go to places and experience adventures that they would not readily be able to do on their own, across sectors that we have identified as delivering top-line growth and increasing demand.

Adventure Holidays
With Exodus, you can avoid the Everest Base Camp crowds, ascend the highest trekking peak in the Himalayas, Mera, and admire Everest to the north of you.

EXPERTS

Everywhere across the Group you will find expertise at all levels – entrepreneurial and instinctive tour operators combined with non-travel experts, each understanding their particular area and contributing to the growth and the success of the businesses they are involved in. This expertise allows us to differentiate our products further and offer life experiences to our customers.

Cultural and luxury escorted tours
Across the North American "boomer" market demand for small group tours with like-minded people to cultural, historical and natural sites accompanied by expert guides is growing.

84%

increase in passengers on Island Cruises

16%

growth in the Group's underlying basic EPS

The acquisition of Pacific World enables us to offer a global MICE business that we plan to build on to attract new customers and enhance our destination portfolio for our existing customers. It will also allow us to expand our Intercruises brand to provide accommodation services to cruise lines in South East Asia.

We have continued to invest in Information Technology throughout the Sector, outsourcing communications as well as our servers, giving greater scalability to our business. Our systems in the US are now completely online, giving this destination instant access to the entire customer base, an important development for us as we grow this market.

Hotelopia's growth has been achieved both through its own brand and through the strategic alliances it has formed with a number of substantial companies including BBVA, easyJet, Spanair, Martinair, bmi and bmibaby. We will continue to pursue meaningful strategic alliances both in the UK and overseas.

Pacific World is able to offer services in many South East Asian destinations including Vietnam.

Santorini, Greece, one port of call on an Island Cruises Mediterranean itinerary.

ISLAND CRUISES
Our joint venture with Royal Caribbean Cruises Ltd. now operates two ships in the Mediterranean in the Summer and off the coast of Brazil in the Winter. The second ship, the Island Star, went into service in December 2005 after an extensive refurbishment.

Total passengers carried increased by 84% to 167,000, with passengers from the UK increasing by 95% to 90,000. This was achieved against an overall growth in passenger numbers in the UK cruise market of 17%.

Profit before tax was up 40% with our share of the profit at £2.5m (2005: £1.8m). Revenue improved by 84% in what was a tough UK market, where the weakness in the price of land-based package holidays in the lates market affected cruise prices, while cost pressures, particularly on fuel, were also a factor.

Demand in both the Brazilian and UK markets is strong and forward bookings are significantly ahead of the previous year and we remain optimistic that this segment of the cruise market will continue to prosper.

TAXATION
Profit before tax (excluding joint venture and associate profits) was £94.7m (2005: £110.3m). The tax charge on these profits was £25.2m (2005: £31.9m), representing an effective tax rate of 26.6% (2005: 28.9%). The lower effective rate compared to the UK statutory rate of 30% is due to the use of historic losses against current year profits, net of current year losses not recognised and higher overseas tax rates.

The Group underlying profit before tax (excluding profit before tax of the joint venture and associate) was £113.2m (2005: £112.2m). The Group tax charge on this profit was £31.2m (2005: £32.4m), representing an effective underlying tax rate of 27.6% (2005: 28.9%). This rate is higher than the statutory 26.6% due to the tax credit on overseas business combination intangible amortisation being at a rate in excess of 30%.

Based on the current structure of the business, existing local taxation rates and legislation, it is expected that the underlying tax rate on ongoing activities (before intangible amortisation) will be at a level of around 28% going forward.

EARNINGS PER SHARE
Underlying basic earnings per ordinary share was 16.1p (2005: 13.9p), an increase of 16%. This performance represents the fourth year of double-digit growth.

DIVIDENDS
The Board recommends a final dividend per ordinary share of 5.40p (2005: 4.65p), an increase of 16%, making a total dividend relating to the year of 7.65p (2005: 6.60p), an increase of 16%. The Group will look to maintain underlying dividend cover at just over two times. The dividend will be paid on 10 April 2007 to all shareholders on the register as at 9 March 2007. The Company intends to continue to operate a dividend reinvestment plan as an alternative to the full cash dividend.

ACQUISITIONS

Sector and entity	Description	Date	Country	Maximum consideration £m	Cash paid £m
Specialist Holidays Sector					
Jumpstreet	Educational tours operator	Apr 06	Canada	1.7	1.5
Schools Voyageurs	Educational tours operator	Apr 06	Canada	2.3	1.7
Educatours	Educational tours operator	Apr 06	Canada	1.4	1.0
Educational Tours	Educational tours operator	Apr 06	USA	11.1	8.5
Activity Holidays Sector					
Grand Expeditions	Yacht chartering and premium escorted tours operator	Dec 05	USA	43.1	43.1
Intrav	Escorted tours and cruise operator	Jan 06	USA	26.7	26.7
Trek Holidays	Distributor of adventure travel products	Jan 06	Canada	4.8	1.8
TravelClass	Provider of ski and UK residential activity trips	May 06	UK	4.2	3.2
Your Man Tours	Escorted tours operator	Jun 06	USA	28.2	25.4
Sawadee	Adventure travel tour operator	Jun 06	Netherlands	3.5	2.5
Trip n Tours	Dive tour operator	Aug 06	USA	0.7	0.5
Online Destination Services Sector					
Meridian	Destination management company	Dec 05	Greece	3.5	3.5
Pacific World	Destination management company	Aug 06	Asia Pacific	17.5	9.9
Total				**148.7**	**129.3**

For the last four years First Choice Holidays PLC has been investing in small to medium sized bolt-on acquisitions in specialist niche segments of the leisure travel market. This programme has been accelerated in the year ended 31 October 2006 with 13 businesses being acquired for a maximum total consideration of £148.7m. By way of comparison, in the year ended 31 October 2005, we made 12 acquisitions with a maximum aggregate consideration of £65.5m of which £53.4m was paid in 2005.

Acquisitions in the year are shown in the table above. Of the maximum consideration, £129.3m was paid during the year. A further £19.4m will be paid as deferred and contingent consideration. In addition, £4.5m of acquisition expenses were incurred bringing the total expected consideration to £153.2m.

	2006 Max £m	2006 Paid £m	2005 Max £m	2005 Paid £m
Acquisitions in the year				
Amounts paid in year	129.3	129.3	53.4	53.4
Deferred and contingent consideration arising	19.4	–	12.1	–
	148.7	129.3	65.5	53.4
Acquisitions expenses paid in the year	4.5	4.5	1.8	1.8
Total consideration	**153.2**	**133.8**	**67.3**	**55.2**
Cash acquired with acquisitions	–	(40.0)	–	(23.7)
Cash paid relating to prior year acquisitions	–	14.3	–	1.6
Net cash outflow in the year relating to acquisitions	–	**108.1**	–	**33.1**

The cash flow effect of these acquisitions includes the cash consideration paid in the year of £129.3m, deferred and contingent consideration of £14.3m relating to prior year acquisitions that was paid in the year, acquisition expenses of £4.5m and the cash acquired of £40.0m, resulting in a total net cash outflow for the year of £108.1m (2005: £33.1m).

The net assets of all the subsidiaries acquired during the year have been consolidated in the Group's balance sheet at 31 October 2006. The Group's consolidated profit and loss account reflects revenue of £148.2m and underlying operating profit of £8.4m from the results of the acquired companies since acquisition.

CASH AND LIQUIDITY

Throughout the year there has continued to be a strong focus on cash management with an emphasis on working capital management. However, there has been a working capital outflow in the year of £56.6m (2005: £3.7m). This was driven by a significant increase in accommodation prepayments to finance a number of new exclusive and differentiated properties, primarily within the European Specialist businesses, for which we are not currently taking bookings. As a result of acquiring and disposing of businesses part way through the trading cycle, working capital outflows of £18.0m have been incurred. In addition, special employer contributions of £6.0m were paid to reduce the pension deficit in the airline defined benefit schemes, while the Group also paid advance deposits on Boeing 787 options amounting to £2.8m.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at the year-end was £103.3m (2005: net cash £18.1m). This consisted of £177.5m of cash and £280.8m of debt. The £121.4m movement in net debt has primarily arisen due to the accelerated acquisition strategy. Fixed charges cover, which we believe to be the most useful measure of liquidity, was 2.3 times at the year-end (2005: 2.3 times).

During the year the Group issued a $100m Eurobond to Royal Caribbean Cruises Ltd. The Eurobond has a coupon of 6% and matures in March 2009. In addition, the Group negotiated bi-lateral bank facilities with Deutsche Bank (£30m due July 2010) and Société Générale (€18.3m due November 2009).

SHAREHOLDERS' FUNDS

Shareholders' funds have increased in the year to £281.1m (2005: £275.9m). There was a profit for the year of £72.3m (2005: £80.3m) which has been offset by dividends paid and hedge reserve movements.

The Group issued no ordinary shares (2005: nil) in respect of acquisitions.

REGULATIONS, BONDING AND BANKING

The Civil Aviation Authority (CAA), the Federation of Tour Operators (FTO) and the Association of British Travel Agents (ABTA) regulate the businesses based in the UK. Each of these bodies protects the rights of consumers by requiring the Group to lodge security bonds with them.

In the UK, the CAA has been active in lobbying Government to make legislative changes to the bonding regime to ensure that tour operators are not competitively disadvantaged as a result of the current legislation. First Choice Holidays PLC fully supports the CAA's proposal to replace the bonding regime with a small levy per passenger and looks forward to working with the CAA to pursue this change during 2007.

Where international businesses are regulated, the protection of consumers is achieved either by means of cash collateral or bond cover similar to the UK requirements.

TREASURY POLICIES

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises principally from the mismatch between the Group's UK businesses sterling revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

During the year the governance of financial risk, was managed by the Financial Risk Management Committee (FRMC). The Committee, which was created in 2005, reports to the Board of Directors and the Audit Committee and is made up of the relevant senior business employees and technical experts within the Group. Incorporated within its terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument, used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

First Choice is leading the way in long-haul flying to destinations with some of the world's most amazing experiences.

Surrounded by a sparkling bay, our newest Sunsail Club, Phokaia is the perfect place to enjoy a variety of watersports.

CHANGE IN ACCOUNTING POLICIES

European and UK legislation requires the Group to adopt International Financial Reporting Standards as adopted for use in the EU (Adopted IFRSs) for the financial year ended 31 October 2006. Accordingly, the interim financial statements at 30 April 2006 and the full statements for the year ended 31 October 2006 have been prepared using the measurement and recognition principles of Adopted IFRSs as opposed to UK Generally Accepted Accounting Practice (UK GAAP). We have provided significant information on the transition to Adopted IFRSs and the impact on the Group's opening balance sheet in IFRS updates in October 2005 and March 2006. These announcements, and the accounting policies used in its preparation, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

As stated in the press releases, while Adopted IFRSs result in certain changes to our financial reporting they have no impact on the underlying value drivers of our business. Our strategy, accordingly, is totally unaffected by these changes. The transition to Adopted IFRSs will not change how the Group is managed and significantly will have no impact on cash generation, which remains a key performance measure. It will also not affect the way that the Group assesses potential investments nor the ability of the Group to pay dividends from cash reserves.

Further details on the Group's accounting policies can be found in note 1 of the financial statements.

SUSTAINABLE DEVELOPMENT

Over the past year sustainable development has continued to be an important part of the business agenda for First Choice and we have undertaken a number of initiatives designed to ensure that our performance in this area continually improves.

Our French customers can travel to some of the world's most beautiful islands, including those of Polynesia, with Tourinter.

We support the Travel Foundation's projects protecting precious natural environments in Mexico.

12%

increase in score in Environment section of BITC Corporate Responsibility Survey

100%

of Mainstream Board have at least one personal objective relating to sustainable development

The Group first published a sustainable development policy in January 2003 which was updated in 2004 and 2005 and signed by Dermot Blastland, Managing Director of the Mainstream Holidays Sector, who takes overall responsibility for sustainable development on behalf of the Board.

Group Sustainable Development Policy
As a leading leisure travel company, we recognise that the environment, the communities and cultures within which we operate, and our relationships with key groups and individuals, are vital to the success of our business. We therefore commit in the long-term to:

- Minimise the direct environmental impact of our operations and to be proactively involved in activities and projects which work to protect and restore the natural environment.
- Work with customers, employees, shareholders, suppliers, industry partners, local communities and other relevant interested parties, to understand and respect their needs and support them so as to deliver commitments.
- Use the collective influence of the First Choice Group responsibly to create momentum within the leisure travel industry for increasingly sustainable tourism.
- Be open, honest and realistic about our environmental and social impacts, targets and achievements in the context of our business objectives.

In support of the above we will work to:

- Engage First Choice employees and gain their commitment to action, by raising awareness of this Policy and increasing their understanding of sustainable development and the benefits of addressing it.
- Prevent pollution wherever possible and continually improve our environmental performance by setting and measuring objectives and targets which address our environmental impacts – principally aircraft noise and emissions, waste, procurement, use of energy, paper and water.
- Promote fair working conditions throughout our own business and our supply chain.
- Comply with all relevant legislation, acting in advance where possible and keep pace with best practice.
- Report current business practices and ensure plans are in place to embed the Company's sustainable development vision.
- Deliver long-term strategic benefit and shareholder value by maximising the synergies that sustainable development provides.

Management of sustainable development
In the past year Dermot Blastland has attended residential training at the Prince of Wales International Business Leaders' Forum and, in the coming year, three additional senior executives will attend Forum for the Future's Sustainability Masterclass with Jonathon Porritt (founder director of Forum for the Future). During the year management teams in each Sector have held sessions to discuss sustainable development, associated risks and

opportunities, their effects in the relevant Sector and to set strategies for progressing action to mitigate these risks and capitalise on the opportunities.

For the first time each member of the Mainstream Sector Board has accepted at least one personal objective for the financial year relating to sustainable development. This will continue into 2006/07 and will be further rolled out across the Group.

Social, environmental and ethical risks are managed through the Group risk management approach. These risks are considered at Sector and Group Risk Management Committees which meet every six months. Each Sector has its own risk register to help manage non-financial risks and these feed into the central Group Risk Register which is reviewed by the Group Risk Management Committee. The Group Risk Management Committee reports through the Audit Committee to the Board. In addition, social and environmental issues are included in the Health, Safety and Environment monthly report made by the Director of Legal Affairs and Company Secretary to the Group Management Board (GMB).

Understanding the business case for sustainable development
We commissioned Forum for the Future to undertake research into the ways in which sustainable development issues impact on our business strategy. In addition to desk research, members of the GMB and their management teams were interviewed and the results were presented to the GMB in July. Climate change, protection of natural resources (such as water), relationships with destination communities and changing consumer trends were identified as key issues and these will be reflected in our sustainable development strategy for 2006/07.

Stakeholder engagement and reporting
We updated our first Environment & People Report in April – this can be found on our dedicated website www.fcenvironmentandpeople.com. This Report is now complete for the year 2004/05 and will be re-published in April 2007 to reflect the Company's performance for the year 2005/06. The Report includes a commitment to continue to develop a consistent approach to sustainable development across the Group, including a set of Group-wide key performance indicators (KPIs) – KPIs already exist for environmental and employee issues in the Mainstream Holidays Sector and performance against these is reported. We will continue to develop KPIs in line with the Global Reporting Initiative where relevant and possible. Forum for the Future reviews our Report and their statement can be found within the Report.

In January 2006 we held our first Stakeholder Forum attended by Dermot Blastland and representatives of our institutional investors, non-governmental organisations, suppliers, Government and employees. This was an opportunity to gather feedback on our performance to date and to identify KPIs of interest to our stakeholders. Throughout the year we have engaged in additional forums held by The Travel Foundation and The Tour Operators' Initiative – organisations which we actively continue to support.

Training in sustainable development
Sustainable development has been integrated into development initiatives for our future leaders. In addition, the Mainstream Holidays Sector has taken the lead in piloting sustainability employee training programmes specific to job functions – in partnership with The Travel Foundation – and these will be rolled out across other Group Sectors.

External benchmarking
During the year we completed the full Business in the Community Corporate Responsibility Survey for the first time and achieved an overall score of 71% – our score on the Environment section continued to rise year-on-year to 77% (2005: 69%). We also continue to be included in the FTSE4Good Index, the ethical investment index run by FTSE which is designed to measure the performance of companies which meet globally-recognised corporate responsibility standards.

Environmental management system
Our established environmental workstreams have continued to make improvements to the way in which we manage our significant environmental impacts in line with ISO 14001. Objectives, targets and performance data are published for two consecutive financial years on www.fcenvironmentandpeople.com. The data we submit to Business in the Environment Survey is independently audited and verified by Bureau Veritas.

Supplier sustainability strategy
We have been working closely with the Federation of Tour Operators to develop a sustainability handbook and checklist for suppliers, primarily accommodation suppliers. This is now complete and we have appointed a consultant to work with our in-house auditors to benchmark the 150 hotels most used by the First Choice Mainstream Sector. We will work with suppliers to encourage continual improvement in environmental and employee management and local community support.

PRINCIPAL RISKS AND UNCERTAINTIES
The Board of First Choice believes that there are a number of potential risks and uncertainties within the Group which could have an impact on the successful growth of the business. The process for identifying and managing risk is set out in more detail in the Corporate Governance and Risk Management sections. The key risks are identified below:

Geo-political events and natural disasters
The nature of our business means that we are at risk of geo-political events or natural disasters affecting our business. It is for this reason that we ensure all our businesses operate with a flexible and efficient business model and minimise the reliance on any one destination.

Commercial relationships
We have well established and close relationships with our suppliers across the Group. We spread our risk by not placing over-reliance on any one supplier in any particular area. However, if a relationship was lost or damaged with a major supplier this could have a detrimental effect on our business. The management teams across the Group meet regularly with our suppliers to maintain good working relationships.

Information technology
The Group is heavily reliant upon information technology with each Sector responsible for its own systems. Investment is being made to ensure that we have advanced and efficient systems across the Group but there is a risk to Sectors if there is a major failure particularly if it affects selling systems. Procedures are in place to minimise the time a selling system is unavailable in the event of such a failure.

BUSINESS AND FINANCIAL REVIEW continued

Business continuity
The development of the Group, through acquisition, has meant that business continuity plans across the Group are not consistent. Work is currently being undertaken to ensure that these are in place.

Financial risk
Group Finance and Treasury are managed centrally supporting the operating activities of the Group and our exposure to changes in the price of fuel and foreign exchange movements. These departments identify, monitor and manage the financial risks to the business.

Environmental risk
As a tour operator we use aircraft to take people on holidays sometimes to countries where tourism is just developing. We do have an impact on the environment and take our corporate and social responsibilities very seriously at every level. We operate a modern efficient airline and work with the authorities and suppliers in the destinations we serve to ensure that any local environmental impact is minimised in the best interest of the indigenous population.

Acquisitions
As an acquisitive company, we are at risk of an acquisition not performing as anticipated. We have a dedicated corporate finance function and extensive due diligence is undertaken before acquisition. Once acquired, the acquisition target either becomes part of a Sector where it will benefit from being guided by specialists in its market niche or, if it is a large acquisition or in a segment new to the Group, it will report to the central team during an "incubator" phase prior to joining an existing, or forming a new, Sector.

KEY PERFORMANCE INDICATORS
The key performance indicators used by the Group and the Sectors are mentioned in the relevant sections of the Business and Financial Review on pages 4 to 21.

TRENDS
The Group is encouraged by the demand it sees across its businesses for differentiated, specialist leisure travel experiences. In adventure travel we are seeing more and more families wanting to go on holidays which just a few years ago would have been taken by adults only. For our North American customers, expeditions and escorted tours are extremely popular with those who are either time poor or want to visit interesting places without having to arrange anything themselves. Student travel and the traditional graduate Spring Break is an institution in North America but, just as their parents expect more from their vacations, so do the students and successful operators are offering more sophisticated breaks. Similarly, demand is driving an increase in the range and quality of educational tours. Independent travel is growing, particularly across Europe, and we will see an increased need for reliable, well managed online accommodation booking sites. In countries like China, travel outside the country, particularly to other areas of the Asia Pacific region, is becoming increasingly common.

We believe that in the UK, the short-haul mainstream tour operating market will continue to be adversely affected by the continued growth of low-cost airlines which will increasingly serve traditional holiday destinations particularly where they have become popular second home locations. The need for differentiated, exclusive product in this market is key.

Staff at our Holiday Village in Turkey have had training in protecting the nesting sites of turtles.

Spring Break is an institution in North America and our StudentCity representatives ensure our customers enjoy it to the full.

Medium-haul and long-haul destinations will continue to grow but just as customers expect a good value, quality product from short-haul operators, they expect the same in medium and long-haul destinations. Only the most operationally efficient companies will be able to increase margins in this market.

CURRENT TRADING

Winter 2006/07

In the Mainstream Holidays Sector, the UK market continues to remain challenging, as reported at the pre-close trading update on 25 October 2006. The October AC Nielsen Travel Track report identifies total market volumes for the Winter season cumulatively down by 11% and total sales cumulatively down by 9%. Despite the trading environment, Mainstream Holidays Sector volumes are down 1% with sales up 15% due to the continued successful re-mix to the long-haul. This reflects an improvement on Winter trading since the October trading update due to continued strong demand for our long-haul products with volumes up 26% and sales up 40% on capacity that is up around 25%. The AC Nielsen report clearly highlights continuing outperformance by Mainstream versus the competition, but we still expect the rate of sale to slow down as we move into the period in which the largest number of short-haul and medium-haul holidays are sold.

We anticipated that weaker market demand would continue into early Winter trading particularly in the short and medium-haul, and we have, therefore, reduced capacity in these segments by around 10% for Winter 2006/07, with overall capacity flat year-on-year. As disclosed in the October trading update, we expect the Sector to experience margin pressure in the first half of the year due to incremental fuel costs not being fully recovered in the Winter lates market and further investment in our long-haul programme with two additional 767s joining the fleet for operation in Summer 2007.

In the Specialist Holidays Sector, despite market conditions remaining challenging to a number of destinations, trading performance has improved since the October trading update with an improvement in bookings in the European markets as we enter the core booking period. Our North American businesses continue to trade well with revenue per passenger ahead of last year and margins ahead in Student Travel.

Our Activity Holidays Sector is performing strongly with sales 7% ahead. Like-for-like sales across our Adventure businesses are up 5%, while the Marine businesses continue to generate strong revenue growth of 7%.

Online Destination Services are trading well with strong volumes and prices across all routes to market.

Summer 2007

It remains very early in the booking cycle for Summer 2007 across all businesses within the Group, but we are encouraged by performance to date. In the Mainstream Holidays Sector, the market is still suffering from the events of the previous Summer, particularly the thwarted terrorist attacks in August and as a result the October AC Nielsen Travel Track report identifies total market volumes for the Summer season cumulatively down by 14% and revenue down by 11%. We continue to outperform the market and we are currently 13% down on customer volumes which has improved from 18% down six weeks ago and 5% down on sales. Demand for our long-haul product and exclusive differentiated properties continues to drive increases in both sales and volumes, up 17% and 10% respectively. We have reduced capacity for short-haul and medium-haul programmes in line with anticipated demand, with overall capacity remaining flat year-on-year. Our Activity Holidays Sector and Online Destination Services Sector continue to see strong volumes and prices for the Summer season. The Specialist Holidays Sector programme has yet to go on sale.

CURRENT TRADING

	Winter 2006/07		Summer 2007	
	Sales	Customers	Sales	Customers
Year-on-year variation %				
Mainstream Holidays Sector[1]				
Short-haul	-9	-12	-17	-18
Medium-haul	-6	-11	-14	-17
Long-haul	+40	+26	+17	+10
Total	+15	-1	-5	-13
Specialist Holidays Sector				
Europe	–	+2		
North America[2]	+18	+2		
Total	+9	+1		
Activity Holidays Sector				
Marine[2]	+7	n/a	+5	n/a
Adventure[2]	+5	n/a	+17	n/a
Total	+7	n/a	+12	n/a

	Winter 2006/07		Summer 2007	
	Sales	Bednights	Sales	Bednights
Year-on-year variation %				
Online Destination Services Sector				
Online[2]				
Hotelbeds	+67	+52	+56	+37
Bedsonline	+93	+79	+219	+134
Hotelopia	+12	+9	+17	+23
Total	+58	+47	+60	+40

Notes: These statistics are up to 3 December trading.
[1] These statistics reflect inclusive tours from Great Britain only
[2] These statistics exclude FY2006 acquisitions

OUTLOOK

As we enter the key booking periods for both Winter and Summer 2007 holidays, it is clear that our portfolio of businesses continues to outperform the market.

Our business model is constantly evolving to ensure that we maintain flexibility and continue to offer our customers the range of differentiated and exclusive leisure travel experiences they desire.

We are confident that our combination of organic and acquisition led growth will continue to generate superior returns and enhance shareholder value, as the platform we have established delivers sustainable long-term growth.

Peter Long	**Paul Bowtell**
Chief Executive	Group Finance Director
6 December 2006	6 December 2006

OUR BRANDS

Mainstream Holidays Sector

www.firstchoice.co.uk
www.holidayhypermarkets.co.uk
www.hays-travel.co.uk
www.suncars.com
www.firstchoice.co.uk/flights
www.firstchoice.co.uk/travelshops
www.falconholidays.co.uk
www.falconholidays.ie
www.eclipsedirect.co.uk

Specialist Holidays Sector

www.nazar.de
www.marmara.com
www.sovereign.com
www.signaturevacations.com
www.tourinter.com
www.turchese.it
www.meonvillas.co.uk
www.travelchoice.ca

Activity Holidays Sector

www.adventurecenter.com
www.trekamerica.com
www.myplanet.com
www.letstrekaustralia.com
www.waymarkholidays.co.uk
www.exodus.co.uk
www.imaginative-traveller.com
www.adventurecompany.co.uk
www.magicoftheorient.com
www.tripsworldwide.co.uk
www.trekholidays.com
www.caradonna.com

Online Destination Services Sector

www.hotelbeds.com
www.firstchoicemi.com
www.intercruises.com
www.travelscotworld.com
www.bedsonline.com
www.meridiantravel.gr
www.flexievents.co.uk
www.triaenatours.gr

First Choice Student Travel

www.studentcity.com
www.educationaltours.com
www.schoolvoyageurs.com
www.gradcity.com
www.springbreakdiscounts.com
www.educatours.com
www.impacttours.com
www.jumpstreet.com
www.breakawaytours.com
www.springbreaktravel.com

First Choice Independent Vacations

www.europeexpress.com
www.ymtvacations.com

Joint venture with Royal Caribbean

www.jwtholidays.co.uk
www.jwtholidays.ie

www.2wentys.co.uk

www.first4extras.com

www.islandcruises.com

www.firstchoice.co.uk/sunstart

www.viking-aviation.com

www.delphin-touristik.at

www.sunrisetravel.nl

www.hayes-jarvis.co.uk

www.selloffvacations.com

www.royalvacaciones.com

www.gobest.nl

www.citalia.com

www.aventuria.com

www.emeraldstar.ie

www.crownblueline.com

www.sunsail.co.uk/clubs

www.skibound.co.uk

www.flexiski.com

www.connoisseurafloat.com

www.peregrineadventures.com

www.travelbound.co.uk

www.luxurymountainhotels.com

www.sawadee.nl

www.travelclass.co.uk

www.hotelopia.com

www.pacificworld.com

First Choice Expeditions

www.countrywalkers.com

www.tcs-expeditions.com

www.ietravel.com

www.intrav.com

www.parkeast.com

www.travcoa.com

First Choice Marine

www.moorings.com

www.mooringssignature.com

www.footloosecharters.com

www.nauticblue.com

www.firstchoicefractional.com

www.sunsail.co.uk/flotillas

www.sunsail.co.uk/yachts

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 OCTOBER 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Revenue	2	2,715.3	2,441.6
Cost of sales		(2,313.4)	(2,083.4)
Gross profit		401.9	358.2
Administrative expenses		(289.0)	(242.7)
Share of profit of joint venture and associate		2.8	1.9
Operating profit	2	115.7	117.4
Analysed as:			
Underlying operating profit	2	135.4	120.2
Separately disclosed items	3	(5.8)	–
Amortisation of business combination intangibles	10	(11.3)	(1.9)
Impairment of goodwill	10	(1.4)	–
Taxation on profits of joint venture and associate	12	(1.2)	(0.9)
		115.7	117.4
Financial income	4	8.9	7.7
Financial expenses	4	(27.1)	(12.9)
Net financial expenses	4	(18.2)	(5.2)
Profit before tax	6	97.5	112.2
Taxation	7	(25.2)	(31.9)
Profit for the year		72.3	80.3
Attributable to:			
Ordinary shareholders		72.0	70.1
Preference shareholders	8	–	10.0
Minority interest		0.3	0.2
Profit for the year		72.3	80.3
Basic earnings per ordinary share	9	13.7p	13.5p

Non-GAAP measures
Reconciliation of underlying operating profit to underlying earnings

	Note	2006	2005
Underlying operating profit		135.4	120.2
Net financing expenses		(18.2)	(5.2)
Underlying profit before tax		117.2	115.0
Taxation (Group and share of joint venture and associate)		(26.4)	(32.8)
Tax credit on intangibles acquired in business combinations		(4.3)	–
Tax credit on separately disclosed items		(1.7)	–
Minority interest		(0.3)	(0.2)
Preference dividends		–	(10.0)
Underlying earnings		84.5	72.0
Basic underlying earnings per ordinary share	9	16.1p	13.9p

CONSOLIDATED BALANCE SHEET
AT 31 OCTOBER 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets	10	**604.2**	460.0
Property, plant and equipment	11	**312.4**	284.0
Investments in joint venture and associate	12	**36.8**	34.5
Other investments	13	**0.6**	0.8
Trade and other receivables	14	**80.0**	60.6
Deferred tax assets	15	**56.8**	49.8
		1,090.8	889.7
Current assets			
Trade and other receivables	16	**391.7**	315.6
Derivative financial instruments	25	**1.6**	–
Cash and cash equivalents	17	**177.5**	125.3
Assets classified as held for sale	18	**1.2**	9.0
		572.0	449.9
Total assets		**1,662.8**	1,339.6
Current liabilities			
Interest-bearing loans and borrowings	19	**(8.6)**	(73.3)
Derivative financial instruments	25	**(62.5)**	–
Trade and other payables	20	**(865.9)**	(789.8)
Provisions	21	**(17.6)**	(21.3)
Income tax payable		**(24.7)**	(28.4)
		(979.3)	(912.8)
Non-current liabilities			
Interest-bearing loans and borrowings	19	**(272.2)**	(33.9)
Employee benefits	5	**(24.7)**	(34.2)
Other long-term liabilities	22	**(40.1)**	(25.3)
Provisions	21	**(30.2)**	(33.4)
Deferred tax liabilities	15	**(34.3)**	(23.8)
		(401.5)	(150.6)
Total liabilities		**(1,380.8)**	(1,063.4)
Net assets		**282.0**	276.2
Equity			
Share capital	23	**15.9**	15.9
Share premium	24	**242.0**	241.5
Other reserves	24	**296.4**	337.8
Retained earnings	24	**(273.2)**	(319.3)
Total equity attributable to equity holders of the parent	24	**281.1**	275.9
Minority interest	24	**0.9**	0.3
Total equity	24	**282.0**	276.2

The financial statements were approved by the Board of Directors on 6 December 2006 and were signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 OCTOBER 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Profit for the year		72.3	80.3
Adjustment for:			
Depreciation and amortisation		56.2	43.2
Equity-settled share-based payment expenses		6.1	3.3
Gain on sale of property, plant and equipment		(0.9)	(0.4)
Income from joint venture and associate		(2.8)	(1.9)
Impairment of goodwill		1.4	–
Loss on foreign exchange		0.2	–
Financial income		(8.9)	(7.7)
Financial expense		27.1	12.9
Income tax expense		25.2	31.9
Operating profit before changes in working capital and provisions		175.9	161.6
Increase in trade and other receivables		(60.9)	(41.0)
Increase in trade and other payables		12.3	27.9
(Decrease)/increase in provisions and employee benefits		(8.0)	9.4
Cash flows from operations		119.3	157.9
Interest paid		(22.6)	(7.0)
Interest received		5.1	3.4
Income taxes paid		(14.4)	(32.5)
Cash flows from operating activities		87.4	121.8
Investing activities			
Proceeds from sale of property, plant and equipment		20.3	11.1
Proceeds from sale of investments		0.1	0.1
Dividends received from associate		0.5	0.3
Acquisition of subsidiaries, net of cash acquired	13(b)	(108.1)	(33.1)
Acquisition of property, plant and equipment		(59.6)	(65.8)
Cash flows from investing activities		(146.8)	(87.4)
Financing activities			
Proceeds from the issue of share capital		0.2	1.4
Proceeds from new loans		213.2	30.9
Repayment of borrowings		(26.8)	(7.9)
Payment of finance lease liabilities		(17.7)	(7.2)
Ordinary and minority interest dividends paid		(34.7)	(28.7)
Preference dividends paid		–	(11.0)
Redemption of preference shares		–	(199.5)
Cash flows from financing activities		134.2	(222.0)
Net increase/(decrease) in cash and cash equivalents		74.8	(187.6)
Cash and cash equivalents at start of year		105.4	292.2
Effect of foreign exchange on cash held		(2.7)	0.8
Cash and cash equivalents at end of year		177.5	105.4
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	17	177.5	125.3
Overdraft bank accounts shown in interest bearing liabilities		–	(19.9)
Cash and cash equivalents for the cash flow statement		177.5	105.4

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 OCTOBER 2006

	Note	Year 31 October 2006 £m	Year 31 October 2005 £m
Foreign exchange translation		(3.7)	(2.1)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes	5	4.0	(8.0)
Tax on items taken directly to equity	7	21.6	5.2
Cash flow hedges:			
– movement in fair value	25(j)	(55.1)	–
– amounts recycled to the income statement	25(j)	(5.1)	–
Net expense recognised directly in equity		(38.3)	(4.9)
Profit for the year		72.3	80.3
Total recognised income for the year		34.0	75.4
Attributable to:			
Ordinary shareholders		33.7	65.2
Preference shareholders		–	10.0
Minority interest		0.3	0.2
		34.0	75.4
First-time adoption of IAS 32 and 39	33		
Hedging reserve		4.4	
Retained earnings		(4.7)	
		(0.3)	

1. Accounting policies
First Choice Holidays PLC is a company incorporated in England and Wales. The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as "the Group") and equity account the Group's interest in joint ventures and associates. The parent company financial statements present information about the Company as a separate entity and not about the Group.

(A) Basis of preparation
The consolidated financial statements have been prepared and approved by the Directors in accordance with International *Financial Reporting Standards as adopted by the European Union* (Adopted IFRSs). The Company has elected to prepare its parent company financial statements in accordance with UK GAAP. These are presented separately on pages 75 to 79. The financial statements are presented in the Group's functional currency of Sterling, rounded to the nearest hundred thousand.

The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.

- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.

- Underlying profit after tax is profit before separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill (all net of tax).

- Underlying earnings are underlying profit after tax less minority interests and preference dividends.

- *Underlying earnings per share is underlying earnings divided by* the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within both the same sector or elsewhere.

The presentation of revenue and cost of sales has been revised to more accurately reflect the nature of the activities undertaken in the Online Destination Services Sector, where the Sector acts as an intermediary between service provider and end customer. This change has reduced the previously reported comparative ODS revenue and cost of sales figures by £137.0m each. Revenue in note 2 is presented on this revised basis. This basis has been used for the years ended 31 October 2006 and 2005. However the prior years 2002, 2003 and 2004 have not been restated.

(B) Transition to Adopted IFRSs
The Group is preparing its financial information in accordance with Adopted IFRSs for the first time and consequently has applied IFRS 1: "First-time adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with Adopted IFRSs resulted in changes to the accounting policies as compared with the 2005 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently *to all years presented in these consolidated financial statements.* They have also been applied in preparing an opening Adopted IFRSs balance sheet at 1 November 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous UK GAAP to Adopted IFRSs is explained in note 33.

The consolidated financial statements are prepared on the historical cost basis other than, from 1 November 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are stated at their fair value. Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IFRS 1 and has therefore adopted IAS 32: Financial Instruments "Disclosures and Presentation" and IAS 39: Financial Instruments "Recognition and Measurement" and IFRS 7 "Financial Instruments" with effect from 1 November 2005. In the comparative financial year the previous UK GAAP accounting policy has been applied. A reconciliation *showing the impact of the adoption of these standards from* 1 November 2005 is provided in note 33 and further details of the change in accounting policy are provided in (E). The Group has early adopted IFRS 7 in the year ending 31 October 2006 which replaces the disclosure requirements of IAS 32.

In addition, IFRS 1 grants certain exemptions from the full requirements of other Adopted IFRSs on transition. The following exemptions permitted under IFRS 1 have been taken in these Group financial statements:

(i) Business combinations
Business combinations that took place prior to 1 November 2004 have not been restated.

(ii) Foreign exchange
Cumulative translation differences for all foreign operations have been set at zero at 1 November 2004.

(iii) Share-based payments
IFRS 2: "Share-based payments" has only been applied in respect of share options issued after 7 November 2002.

(C) Basis of consolidation
The consolidated financial statements of the Group comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates and jointly controlled entities.

(i) Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

1. Accounting policies continued

(ii) Joint ventures and associates
Joint ventures are jointly controlled entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The consolidated financial statements includes the Group's share of the total recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases. When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(D) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Sterling at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Sterling at the foreign exchange rates ruling at the balance sheet date.

The revenues and expenses of overseas operations are translated at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in equity in a foreign exchange reserve.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign exchange reserve. They are released into the income statement upon disposal.

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments from 1 November 2005.

As set out in (B), the Group has adopted IAS 32 and IAS 39 only with effect from 1 November 2005:

(i) Accounting policy up to 1 November 2005
Instruments accounted for as hedges were designated as a hedge at the inception of the contracts. Gains and losses arising on foreign currency and fuel hedges were recognised on maturity of the underlying transaction. Interest differentials on derivative instruments and amounts receivable and payable on interest rate instruments were recognised as adjustments to interest over the period of the contracts. Gains and losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure were taken to the profit and loss account immediately.

(ii) Accounting policy from 1 November 2005
Derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and fuel price contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(F) Hedge accounting

The following accounting policy has been applied with effect from 1 November 2005. Prior to this date, the accounting policy for the period up to 1 November 2005, set out in (E), was followed.

(i) Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

1. Accounting policies continued

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

Prospective hedge effectiveness is performed at the commencement of hedge accounting through comparison of the critical terms of the hedged forecast transaction and the hedging instrument. Critical terms are the maturity, amount and currency of the cash flows relating to the hedging instrument and the forecast hedged transaction. Retrospective hedge effectiveness is performed at each reporting date principally using a dollar offset analysis, comparing the cumulative changes in the fair values of the forecast hedged transaction and the hedging instrument.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges
Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue
Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intra-group transactions and is stated after the deduction of trade discounts and commissions.

(i) Goods sold and services rendered
Revenue from sale of goods is recognised in the income statement when the significant risks and rewards or ownership have been transferred to the buyer. Revenue in respect of in-house product is recognised on the date of departure. Travel agency commissions and other revenues received from the sale of third-party product are recognised when they are earned on receipt of final payment.

No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or possible return of goods.

(ii) Client monies received in advance (deferred income)
Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is deferred and included within trade and other payables.

(iii) Valuation of revenue
Where the Group acts as principal, revenue is stated at the contractual value of goods and services provided, net of variable distribution costs such as agents' commissions and "click costs".

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the value of the commissions earned and not the total transaction sales value.

Where the Group acts as intermediary between the service provider and the end customer, revenue is presented on a net basis as the difference between the sales price to the customer and the cost of the services purchased. Businesses are identified as intermediaries dependent on: the control exercised over the provision of service: inventory risk; and customer credit risk.

(H) Expenses
(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs
Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Taxation
Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(i) Current tax
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

1. Accounting policies continued

(iii) A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(J) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives are as follows:

Freehold properties	–	50 years
Short leasehold properties	–	Lease period or useful economic life if shorter
Finance lease aircraft and equipment	–	Lease period or useful economic life if shorter
Aircraft spares	–	12 years
Yachts	–	15 years
Motor boats	–	24 years
Retail computer equipment	–	5 years
Computer equipment	–	3 – 5 years
Retail fixtures and fittings	–	8 years
Other assets	–	4 years

The residual values and useful lives of all assets are re-assessed annually.

(K) Intangible assets

(i) Owned assets

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and jointly controlled entities. In respect of business acquisitions that have occurred since 1 November 2004, goodwill represents the difference between the fair value of consideration paid and the fair value of the net identifiable assets and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

In respect of acquisitions prior to 1 November 2004, goodwill is included at 1 November 2004 on the basis of its deemed cost, which represents the amount recorded under UK GAAP which was broadly comparable save that only separable intangibles were recognised and goodwill was amortised. Amortisation of goodwill ceased on 1 November 2004. This goodwill is tested annually for impairment.

Purchased goodwill in respect of acquisitions before 1 January 1998 was written off to reserves in the year of acquisition, in accordance with the accounting standard then in force.

Fair value adjustments are made in respect of acquisitions. If at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and must be recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement.

(ii) Computer software

Computer software consists of all software that is not an integral part of the related computer hardware and is stated at cost less accumulated amortisation and impairment losses.

(iii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of each type of intangible asset as follows:

Computer software	–	3 – 5 years
Brands	–	10 years
Order book at date of acquisition	–	When travel occurs
Customer databases	–	Over the period to which value will be obtained by the Group (up to 3 years)

Goodwill is not amortised but is systematically tested for impairment at each balance sheet date.

(L) Investments

Trade investments are classified as available for sale assets and are included under non-current assets. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

Short-term investments in debt and equity securities which are held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

(M) Impairments

The carrying amount of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the assets recoverable amount is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

NOTES TO THE ACCOUNTS
continued

1. Accounting policies continued

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised separately in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill was tested for impairment as at 1 November 2004, the date of transition to Adopted IFRSs, even though no indication of impairment existed.

The recoverable amount of the Group's receivables which are carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(N) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose only of the statement of cash flows.

(O) Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(P) Provisions
A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares. The provision is based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours and cycles flown and by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

(Q) Other financial assets and other financial liabilities
Trade and other receivables are stated at their nominal amount (discounted if material) less impairments.

Trade and other payables are stated at cost.

(R) Dividends
Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

(S) Employee benefits

(i) Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 November 2004, the date of transition to IFRS, were recognised. The Group has early adopted the amendments to IAS 19, "Employee Benefits". Consequently, all actuarial gains and losses since 1 November 2004 are recognised in the period they occur directly in equity through the statement of recognised income and expense.

Pension liabilities are funded by monthly or annual contributions.

1. Accounting policies continued

(iii) Share-based payment transactions

The Group's share option programmes allow Group employees to acquire shares of the ultimate parent company; these awards are granted by the ultimate parent. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

The fair value of the options granted is measured using option valuation models, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to market-based performance conditions not achieving the threshold for vesting.

This accounting policy relates only to share options issued post 7 November 2002, in line with the transitions rules of IFRS 2.

(iv) Own shares held by an ESOP trust

Transactions of the Group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly in equity to retained earnings.

(T) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(U) Related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(V) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment) or in providing services within a particular economic environment (geographic segment) which is subject to risks and rewards that are different from those of other segments.

(W) IFRS not yet adopted

The Company has not adopted amendments to IAS 39 and IFRS 4 in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006. Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probably that the Company will be required to make a payment under the guarantee. The Company does not expect the amendments to have any impact on the financial statements for the period commencing 1 November 2006.

IFRIC 4 "Determining whether an Arrangement contains a Lease" requires that an entity should base its assessment of whether an arrangement is, or contains, a lease on its substance rather than its legal form. IFRIC 4 will be effective for the Group for the first time in the year ended 31 October 2007. To date a preliminary assessment has been undertaken. The new guidance is likely to require additional disclosures for arrangements that are, in substance, similar to leases, including certain yacht investor schemes. However, the basis of measurement of these schemes is not expected to change and no affect is expected in the income statement or balance sheet.

2. Segmental Information

Segmental information is presented in the primary format by the Group's business sectors and, in the secondary format, analysed by geography. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include financial income, financial expense and corporate assets and liabilities.

(A) Sector analysis

The Sector analysis is based on the Group's management and reporting structure. A detailed explanation of each sector is included in the *Business and Financial Review.*

Year ended 31 October 2006

	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Eliminations £m	Joint venture and associate £m	Total Group £m
Revenue							
Total revenue	1,290.8	928.1	377.7	158.1	(39.4)	–	2,715.3
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	–	–
External revenue							
– continuing operations	1,272.1	910.6	266.9	117.5	–	–	2,567.1
– acquisitions	–	17.4	110.0	20.8	–	–	148.2
Total external revenue	**1,272.1**	**928.0**	**376.9**	**138.3**	**–**	**–**	**2,715.3**
Operating profit	51.2	29.7	18.1	13.9	–	2.8	115.7
Add back:							
Amortisation of business combination intangibles	–	2.2	8.6	0.5	–	–	11.3
Separately disclosed items	2.5	3.3	–	–	–	–	5.8
Impairment of goodwill	–	1.4	–	–	–	–	1.4
Taxation on joint venture and associate	–	–	–	–	–	1.2	1.2
Underlying operating profit	**53.7**	**36.6**	**26.7**	**14.4**	**–**	**4.0**	**135.4**
Analysed as:							
– continuing operations	53.7	34.8	21.2	13.3	–	4.0	127.0
– acquisitions	–	1.8	5.5	1.1	–	–	8.4
	53.7	**36.6**	**26.7**	**14.4**	**–**	**4.0**	**135.4**
Net financing expenses							(18.2)
Underlying profit before tax							**117.2**

Year ended 31 October 2005

	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Eliminations £m	Joint venture and associate £m	Total Group £m
Revenue							
Total revenue	1,292.2	890.6	193.6	112.1	(46.9)	–	2,441.6
Less: Inter segment revenue	(27.9)	–	–	(19.0)	46.9	–	–
Total external revenue	**1,264.3**	**890.6**	**193.6**	**93.1**	**–**	**–**	**2,441.6**
Operating profit	57.5	30.7	15.9	11.4	–	1.9	117.4
Add back:							
Amortisation of business combination intangibles	–	0.8	1.1	–	–	–	1.9
Taxation on joint venture and associates	–	–	–	–	–	0.9	0.9
Underlying operating profit	**57.5**	**31.5**	**17.0**	**11.4**	**–**	**2.8**	**120.2**
Net financing expenses							(5.2)
Underlying profit before tax							**115.0**

2. Segmental information continued
Other relevant sector financial information

31 October 2006	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Corporate £m	Joint venture and associate £m	Total Group £m
Balance sheet							
Segment assets	355.2	337.5	458.9	216.3	258.1	36.8	1,662.8
Segment liabilities	(497.8)	(167.6)	(138.9)	(135.3)	(441.2)	–	(1,380.8)
Net assets	**(142.6)**	**169.9**	**320.0**	**81.0**	**(183.1)**	**36.8**	**282.0**
Other disclosures							
Capital expenditure	26.3	4.5	27.3	3.4	–	–	61.5
Depreciation and amortisation of software	(25.1)	(4.2)	(13.1)	(2.5)	–	–	(44.9)

31 October 2005	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Corporate £m	Joint venture and associate £m	Total Group £m
Balance sheet							
Segment assets	353.6	316.3	298.8	143.3	193.1	34.5	1,339.6
Segment liabilities	(506.3)	(174.5)	(80.6)	(83.6)	(218.4)	–	(1,063.4)
Net assets	**(152.7)**	**141.8**	**218.2**	**59.7**	**(25.3)**	**34.5**	**276.2**
Other disclosures							
Capital expenditure	28.2	4.6	31.9	3.2	–	–	67.9
Depreciation and amortisation of software	(25.5)	(3.3)	(10.5)	(2.0)	–	–	(41.3)

(B) Geographical analysis of business
In presenting information on the basis of secondary geographic segments, segment revenue is based on the geographic location of the customer that generated that revenue. Segment assets and capital expenditure is based on the geographical location of the assets. Other Europe is defined as Continental Europe and Eire excluding France, whilst America includes North and South America and Canada.

	UK		France		Other Europe		America		Rest of the World		Total	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Revenue from external customers	1,493.7	1,463.3	318.2	310.7	435.8	390.1	416.7	255.7	50.9	21.8	2,715.3	2,441.6
Capital expenditure	41.2	48.5	7.7	8.5	5.1	5.3	5.1	4.3	2.4	1.3	61.5	67.9
Segment assets	564.8	552.2	195.7	180.1	273.5	234.9	274.0	120.0	58.1	24.8	1,366.1	1,112.0

Segment assets excludes non-operating assets relating to Corporate entities and the Group's joint venture and associate, totalling £296.7m (2005: £227.6m).

2. Segmental information continued
(C) Analysis of continuing operations

	Continuing operations 2006 £m	Acquisitions 2006 £m	Total 2006 £m	Total 2005 £m
Revenue	2,567.1	148.2	2,715.3	2,441.6
Cost of sales	(2,201.8)	(111.6)	(2,313.4)	(2,083.4)
Gross profit	365.3	36.6	401.9	358.2
Administrative expenses	(242.3)	(28.2)	(270.5)	(240.8)
Separately disclosed items	(4.1)	(1.7)	(5.8)	-
Amortisation of business combination intangibles	(2.4)	(8.9)	(11.3)	(1.9)
Impairment of goodwill	(1.4)	-	(1.4)	-
Total administrative expenses	(250.2)	(38.8)	(289.0)	(242.7)
Share of profit of joint venture and associate (net of tax)	2.8	-	2.8	1.9
Operating profit/(loss)	117.9	(2.2)	115.7	117.4
Analysed as:				
Underlying profit before interest and tax	127.0	8.4	135.4	120.2
Separately disclosed items	(4.1)	(1.7)	(5.8)	-
Amortisation of business combination intangibles	(2.4)	(8.9)	(11.3)	(1.9)
Impairment of goodwill	(1.4)	-	(1.4)	-
Taxation on profits of joint venture and associate	(1.2)	-	(1.2)	(0.9)
Operating profit/(loss)	117.9	(2.2)	115.7	117.4

Amortisation of business combination intangibles disclosed relates to the amortisation of intangible assets arising on acquisition of companies since 1 November 2004.

3. Separately disclosed items

	2006 £m	2005 £m
Reorganisation of back office functions	3.2	-
Business restructuring costs	10.6	-
Other items	(8.0)	-
	5.8	-

Reorganisation of back office functions
Following a strategic review of the Group's UK Mainstream operations, a decision has been made to outsource certain back office functions. This outsourcing is planned to commence in the first half of financial year 2007. The separately disclosed items incurred for this in 2006 of £3.2m relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation.

Business restructuring costs
In line with the Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was performed. This review has resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Costs of £10.6m have been incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

Other items
There have been a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management has undertaken a review of other accruals. Whilst none of these items are individually significant, it is considered appropriate to separately disclose the aggregate of £8.0m.

4. Net financing expenses

Financial income	2006 £m	2005 £m
Bank interest receivable	5.0	4.7
Interest on pension scheme assets	3.9	3.0
	8.9	7.7

Financial expense	2006 £m	2005 £m
Bank interest payable on loans and overdrafts	(21.5)	(7.3)
Interest on pension scheme liabilities	(4.5)	(3.8)
Finance lease charges on leases	(1.1)	(1.8)
	(27.1)	(12.9)
Net financing expenses	(18.2)	(5.2)

5. Employees

(A) Average number of employees by sector	2006 Total	2005 Total
Mainstream Holidays	7,618	8,035
Specialist Holidays	2,914	2,983
Activity Holidays	3,282	2,340
Online Destination Services	1,504	1,193
	15,318	14,551

(B) Staff costs	2006 Total	2005 Total
Wages and salaries	256.3	252.2
Social security costs	32.7	30.2
Pension costs	12.2	12.2
	301.2	294.6

Details of the emoluments of Directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration on pages 85 to 91.

(C) Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £8.6m (2005: £8.8m) relating to defined contribution schemes were charged to the income statement.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star Line scheme. The contributions required are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities. The Group recognises all actual gains or losses in the consolidated statement of recognised income and expense.

NOTES TO THE ACCOUNTS
continued

5. Employees *continued*

Air 2000 scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were rates of investment return of 7.25% per annum compound (pre-retirement) and 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets as 1 November 2003 was £18.5m, representing 59% of the benefits that had accrued to members after allowing for expected future increases in earnings.

The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2% of contribution salaries for Flight Deck staff and 30.1% for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5%, from 1 April 2005 to 31 March 2006 6% and from 1 April 2006 onwards 7%.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group's contributions from 1 April 2006 onwards would be 34.2% for Flight Deck staff and 30.1% for Ground and Administrative staff for members not participating in the salary sacrifice of member contributions. If members participate in salary sacrifice then the Group's contributions will be 44.2% for Flight Deck staff and 37.1% for Ground and Administrative staff.

From 1 April 2006, Flight Deck staff will have a contribution rate of 10% and Ground and Administrative staff will have a contribution rate of 7.1%. If members participate in the salary sacrifice of member contributions their contribution rate will be 0%.

In addition, special employer contributions have been paid on 1 June 2006 of £3.5m. Further special employer contributions are payable as follows: £3.4m no later than 1 June 2007 and £0.9m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were the rates of investment return of 7.25% per annum compound (pre-retirement) 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61% of the benefits that had accrued to members after allowing for expected future increases in earnings. The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4% of pensionable salaries and from 1 September 2005 onwards 32.1%. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group contributions from 1 April 2006 onwards would be 32.1% for employees not participating in the salary sacrifice of member contributions and if employees participate the Group contributions will be 42.1%.

From 1 April 2006, employees will have a contribution rate of 10% and if employees participate in the salary sacrifice of members contributions their contribution rate will be 0%.

In addition, special employer contributions have been paid on 1 June 2006 of £2.45m. Further special employer contributions are payable as follows: £2.5m no later than 1 June 2007, and £1.2m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Emerald Star Line scheme

The last full actuarial valuation was carried out by a qualified independent actuary as at 1 July 2005. The principal valuation assumptions used were the rates of investment return of 8.0% per annum compound and a rate of salary increase of 4.0% per annum compound. From July 2005 the Group has contributed at an average rate of 2.5% of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2008.

5. Employees *continued*

Disclosure information-funded defined benefit pension schemes

The assets of each scheme have been taken at market value and liabilities have been calculated using the following principal assumptions:

	Emerald Star Line Scheme per annum 2006 %	2005 %	Air 2000 Scheme per annum 2006 %	2005 %	Unijet Scheme per annum 2006 %	2005 %
Inflation	2.25	2.25	2.90	3.00	2.90	3.00
Salary increases	4.00	4.00	4.90	5.00	4.90	5.00
Rate of discount	4.00	4.00	5.10	5.20	5.10	5.20
Pension in payment increases			3.00	3.00	3.00	3.00
Revaluation rate for deferred pensioners			2.90	3.00	2.90	3.00

The mortality assumptions underlying the value of the accrued liabilities for the Air 2000 and Unijet schemes are based on the following life expectancies from age 65:

	Air 2000 and Unijet schemes Years 2006	Years 2005
Males		
Current pensioner	21.8	21.7
Future pensioner (aged 50)	22.7	22.7
Females		
Current pensioner	24.7	24.6
Future pensioner (aged 50)	25.6	25.6

On this basis, the balance sheet figures are as follows:

	Emerald Star Line Scheme 2006 £m	2005 £m	Air 2000 Scheme 2006 £m	2005 £m	Unijet Scheme 2006 £m	2005 £m	Total 2006 £m	2005 £m
Assets	1.8	1.6	39.0	30.4	26.2	19.5	67.0	51.5
Liabilities	(1.3)	(1.1)	(53.0)	(50.2)	(37.4)	(34.4)	(91.7)	(85.7)
Surplus/(deficit)	0.5	0.5	(14.0)	(19.8)	(11.2)	(14.9)	(24.7)	(34.2)

The above disclosed position is different to that determined for the long-term funding of the schemes, as different assumptions have been used.

The fair value of assets of the schemes at 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Line Scheme 2006 £m	2005 £m	Air 2000 Scheme 2006 £m	2005 £m	Unijet Scheme 2006 £m	2005 £m	Total 2006 £m	2005 £m	Expected returns on all schemes 2006 %	2005 %
Equities	1.4	1.2	25.5	19.8	17.0	12.7	43.9	33.7	7.72	7.95
Bonds	0.2	0.2	13.4	10.5	9.1	6.7	22.7	17.4	4.99	4.98
Cash and other short-term assets	0.2	0.2	0.1	0.1	0.1	0.1	0.4	0.4	4.95	4.75
	1.8	1.6	39.0	30.4	26.2	19.5	67.0	51.5		

The fair value of the schemes' assets are not intended to be realised in the short-term and may be subject to significant change before they are realised.

Changes in the present value of scheme assets are as follows:

	Emerald Star Line Scheme 2006 £m	2005 £m	Air 2000 Scheme 2006 £m	2005 £m	Unijet Scheme 2006 £m	2005 £m	Total 2006 £m	2005 £m
Balance at 1 November	1.6	1.4	30.4	21.2	19.5	13.8	51.5	36.4
Expected return on plan assets	0.1	–	2.3	1.8	1.5	1.2	3.9	3.0
Company contributions	–	0.1	5.1	6.2	4.0	3.5	9.1	9.8
Member contributions	–	–	0.2	0.3	0.2	0.3	0.4	0.6
Benefits paid	–	–	(1.3)	(0.7)	(0.5)	(0.3)	(1.8)	(1.0)
Experience gains	0.1	0.1	2.3	1.6	1.5	1.0	3.9	2.7
Balance at 31 October	1.8	1.6	39.0	30.4	26.2	19.5	67.0	51.5
Actual return on plan assets	0.2	0.1	4.6	3.4	3.0	2.2	7.8	5.7

5. Employees *continued*

Changes in the present value of defined benefit obligations are as follows:

	Emerald Star Line Scheme 2006 £m	Emerald Star Line Scheme 2005 £m	Air 2000 Scheme 2006 £m	Air 2000 Scheme 2005 £m	Unijet Scheme 2006 £m	Unijet Scheme 2005 £m	Total 2006 £m	Total 2005 £m
Balance at 1 November	1.1	0.9	50.2	40.5	34.4	27.6	85.7	69.0
Current service cost	–	0.1	1.4	1.4	1.6	1.1	3.0	2.6
Interest cost on obligation	0.1	–	2.6	2.2	1.8	1.6	4.5	3.8
Benefits paid	–	–	(1.3)	(0.7)	(0.5)	(0.3)	(1.8)	(1.0)
Member contributions	–	–	0.2	0.3	0.2	0.3	0.4	0.6
Experience losses/(gains)	0.1	0.1	(0.1)	6.5	(0.1)	4.1	(0.1)	10.7
Balance at 31 October	1.3	1.1	53.0	50.2	37.4	34.4	91.7	85.7

The amounts recognised in the income statement for the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Line Scheme 2006 £m	Emerald Star Line Scheme 2005 £m	Air 2000 Scheme 2006 £m	Air 2000 Scheme 2005 £m	Unijet Scheme 2006 £m	Unijet Scheme 2005 £m	Total 2006 £m	Total 2005 £m
Amounts recognised in cost of sales								
Current service cost	–	0.1	1.4	1.4	1.6	1.1	3.0	2.6
Amounts recognised in financial expenses								
Interest cost on obligation	0.1	–	2.6	2.2	1.8	1.6	4.5	3.8
Amounts recognised in financial income								
Expected return on plan assets	(0.1)	–	(2.3)	(1.8)	(1.5)	(1.2)	(3.9)	(3.0)
Total	–	0.1	1.7	1.8	1.9	1.5	3.6	3.4

Amounts recognised in the statement of changes in income and expense during the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Line Scheme 2006 £m	Emerald Star Line Scheme 2005 £m	Air 2000 Scheme 2006 £m	Air 2000 Scheme 2005 £m	Unijet Scheme 2006 £m	Unijet Scheme 2005 £m	Total 2006 £m	Total 2005 £m
Actuarial gain on plan assets	0.1	0.1	2.3	1.6	1.5	1.0	3.9	2.7
Actuarial loss on plan liabilities	(0.1)	(0.1)	0.1	(6.5)	0.1	(4.1)	0.1	(10.7)
Net actuarial gains/(losses) in the year	–	–	2.4	(4.9)	1.6	(3.1)	4.0	(8.0)

The trend history of experience gains and losses for the years ended 31 October 2006 and 31 October 2005 is shown in the above table.

5. Employees continued

(D) Share options

The Company has established four principal share award/option schemes which are designed to link remuneration to the future performance of the Group: a senior executive performance related share option scheme as well as alternative long-term incentive schemes known as the Restricted Share Plan (RSP), the Deferred Annual Bonus Scheme (DABS) and the Performance Share Plan (PSP), all of which are as described on pages 86 and 87, along with the relevant vesting criteria.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior Executive Plan	3,200,914	109.50	30 October 2007
	2,661,081	135.25	9 December 2008
Restricted Share Plan	24,099	N/A	14 December 2002
	2,608,508	N/A	31 October 2006
	2,636,034	N/A	9 December 2006
	154,333	N/A	23 December 2006
	125,823	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	2,827,113	N/A	14 December 2007
	267,536	N/A	23 December 2007
Deferred Annual Bonus Scheme	2,477,581	N/A	14 December 2008
Performance Share Plan	2,742,632	N/A	14 December 2008
	206,342	N/A	19 June 2009
	20,453,732		

As at 31 October 2006 there were 5,152,414 (2005: 7,565,589) ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans.

The number of share options is as follows:

	Number of awards/ options 2006	Number of awards/ options 2005
Outstanding at beginning of the year	19,125,375	20,480,130
Forfeited during the period	(1,427,680)	(754,402)
Exercised during the period	(2,984,771)	(4,178,601)
Granted during the period	5,740,808	3,578,248
Outstanding at the end of the year	**20,453,732**	**19,125,375**

No awards or options were exercisable at the end of the year (2005: nil).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of fair value of services received is measured using binomial or simulation valuation models, depending on the vesting criteria. The following variables are built into these models at the date of granting of the options:

	2006	2005	2004	2003
Information relating to fair values of share option and awards granted				
Fair value at measurement date	£1.35 – £2.02	£0.92 – £1.32	£1.05 – £1.19	£0.68 – £0.85
Share price	£2.17 – £2.29	£1.52 – £1.53	£1.21 – £1.37	£0.78 – £0.98
Exercise price	0	0	0	0
Expected volatility	23.4% – 27.8%	32.1% – 32.7%	34.3% – 39.4%	38.8% – 39.4%
Option life	3 years	3 – 4 years	3 – 5 years	3 – 4 years
Expected dividends	4.0%	4.0%	4.0%	4.0%
Risk free interest rate	4.29% – 4.32%	4.4% – 4.5%	4.6% – 5.2%	3.8% – 4.2%

Expected volatility is based on historic volatility adjusted for changes to future volatility indicated by publicly available information. Share options are granted under a service condition.

NOTES TO THE ACCOUNTS
continued

5. Employees *continued*

Employee expenses for the year relating to share based schemes are:

	2006 £m	2005 £m
Share options granted in 2003	–	0.2
Share options granted in 2004	2.1	1.8
Share options granted in 2005	1.1	1.0
Share options granted in 2006	2.7	–
Expense arising for share appreciation rights	0.2	0.2
Changes in fair value of share appreciation rights	–	0.1
	6.1	3.3
Total carrying amount of share appreciation liabilities	0.2	0.2

The future estimated expense for share option schemes outstanding at 31 October is:

	2006 £m	2005 £m
To be incurred within one year	5.9	4.1
To be incurred after more than one year	5.0	4.4
	10.9	8.5

6. Income, expenses and auditor remuneration

	2006 £m	2005 £m
Included in profit for the year are the following:		
Operating lease income, aircraft	(5.6)	(6.0)
Operating lease rentals, land and buildings	39.8	43.0
Operating lease rentals, aircraft and other equipment	76.9	74.2
Depreciation of property, plant and equipment	38.8	36.0
Amortisation of intangible assets	17.4	7.4
Charge for share based payments	6.1	3.2
Gain on sale of property plant and equipment	(0.9)	(0.4)
(Loss)/gain on foreign currency retranslation	(0.2)	(2.2)
Government grants	(0.3)	(0.9)
Impairment of goodwill on closure of business	1.4	–
Auditors' remuneration		
Auditors' remuneration for these financial statements and other Group subsidiary financial statements pursuant to legislation	0.9	0.8
Other services pursuant to legislation (regulatory reporting)	0.1	0.1
Services relating to corporate finance transactions	0.1	0.1
Other services	0.2	0.1

Other services relate to accounting advice in respect of the transition to Adopted IFRSs. The audit fee for the Company was £11,000 (2005: £10,250).

7. Taxation

The tax charge can be summarised as follows:

	2006 £m	2005 £m
(i) Analysis of charge in year		
Current tax expense:		
UK corporation tax on profits of the year	–	23.7
Non-UK tax on profits of the year	8.2	9.7
Adjustments in respect of previous years	(2.5)	1.0
	5.7	34.4
Deferred tax expense:		
Origination and reversal of timing differences:		
– Current year UK	17.9	(2.6)
– Current year non-UK	(0.9)	1.9
– *Adjustments in respect of previous years*	2.5	(1.8)
	19.5	(2.5)
Total income tax expense in income statement	25.2	31.9

(ii) Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK of 30% (2005: 30%). The differences are explained below:

	2006 £m	2006 %	2005 £m	2005 %
Profit before tax reported in the income statement	97.5		112.2	
Less share of profit in joint venture and associate	(2.8)		(1.9)	
	94.7		110.3	
Income tax on profit before tax excluding share of joint venture and associate at the standard rate of UK tax of 30% (2005: 30%)	28.4	30.0%	33.1	30.0%
– Expenses not deductible for tax purposes	0.3	0.3%	2.5	2.2%
– Utilisation of tax losses	(6.5)	(6.9)%	(2.7)	(2.5)%
– Non-utilisation of tax losses	2.8	3.0%	2.2	2.0%
– Higher tax rates on overseas earnings	1.7	1.8%	1.4	1.3%
– Lower tax rates on overseas earnings	(1.5)	(1.6)%	(3.8)	(3.4)%
– *Adjustments to tax charge in respect of previous periods*	–	–	(0.8)	(0.7)%
Total income tax expense in income statement	25.2	26.6%	31.9	28.9%

The effective rate of taxation is 26.6% (2005: 28.9%). The underlying rate of taxation is 27.6%. It is expected that an effective tax rate of 28% will be sustainable in the medium-term.

Due to an equal and opposite reversal of deferred taxation temporary differences, no UK corporation tax is payable in the year ended 31 October 2006. There is no effect on the total tax charge.

(iii) Deferred tax recognised directly in equity

The following taxation has been recorded directly in equity within the statement of recognised income and expense:

	2006 £m	2005 £m
Cash flow hedges	(18.1)	–
Equity-settled transactions	(4.7)	(3.2)
Defined benefit pension plans	1.2	(2.4)
Exchange differences	–	0.4
Total	(21.6)	(5.2)

8. Dividends

Ordinary shares

The following dividends have been deducted from equity in the year:

	2006 £m	2005 £m
Interim dividend paid for 2005 of 1.95p per share (2004: 1.75p)	10.1	9.1
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	24.4	19.5
	34.5	28.6

The interim dividend in respect of the six-month period to 30 April 2006 of 2.25p per share was paid on 1 November 2006 and this dividend of £11.8m will be recognised as a deduction from equity in the year ending 31 October 2007.

Subsequent to the balance sheet date, the Directors have proposed a final dividend of 5.4p per share (2005: 4.65p) payable on 10 April 2007 to the holders of relevant shares on the register at 9 March 2007. The final proposed dividend amounts to £28.3m (2005: £24.4m) and will, after approval by shareholders, be recognised in the financial statements for the year ended 31 October 2007. The final ordinary dividend of 5.4p per share, together with the interim dividend of 2.25p per share, makes a total dividend of 7.65p per share relating to the year ended 31 October 2006 (2005: 6.6p).

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 final dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 241 3018. The last day for election for the final proposed dividend is 16 March 2007 and any requests should be made in good time ahead of that date.

Preference shares

All preference shares were redeemed by the Group during the comparative year on 27 July 2005. Preference shares were accounted for as equity in the year ended 31 October 2005, prior to the adoption by the Group of IAS 32 (see note 1). In the year ended 31 October 2005, preference share dividends of £10.0m were deducted from equity.

9. Earnings per share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive. The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2006 £m	Weighted average no. of shares 2006 millions	Earnings per share 2006 pence	Earnings 2005 £m	Weighted average no. of shares 2005 millions	Earnings per share 2005 pence
(i) Basic earnings per share						
Basic earnings per share	72.0	524.7	13.7	70.1	519.5	13.5
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	8.4	–	1.6	1.9	–	0.4
***Basic earnings per share before amortisation of business* combination intangibles and impairment of goodwill (net of tax)**	80.4	524.7	15.3	72.0	519.5	13.9
Separately disclosed items (net of tax)	4.1	–	0.8	–	–	–
Basic underlying earnings per share	84.5	524.7	16.1	72.0	519.5	13.9
(ii) Diluted earnings per share						
Basic earnings per share	72.0	524.7	13.7	70.1	519.5	13.5
Effect of dilutive securities						
– Options	–	19.8	(0.5)	–	9.6	(0.3)
Diluted earnings per share	72.0	544.5	13.2	70.1	529.1	13.2
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	8.4	–	1.6	1.9	–	0.4
Diluted earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	80.4	544.5	14.8	72.0	529.1	13.6
Separately disclosed items (net of tax)	4.1	–	0.8	–	–	–
Diluted underlying earnings per share	84.5	544.5	15.6	72.0	529.1	13.6

10. Intangible assets

	Computer software £m	Goodwill £m	Brands £m	Order book £m	Customer databases £m	Total £m
Cost						
At 1 November 2004	21.2	462.1	–	–	–	483.3
Additions	8.1	–	–	–	–	8.1
Acquisition through business combinations	–	60.9	3.7	2.6	1.7	68.9
Revision to consideration on prior year acquisition	–	3.2	–	–	–	3.2
Disposals	–	(0.2)	–	–	–	(0.2)
Exchange adjustments	–	0.6	–	–	–	0.6
At 31 October 2005	29.3	526.6	3.7	2.6	1.7	563.9
Additions	13.5	–	–	–	–	13.5
Acquisition through business combinations	0.2	130.0	22.1	7.2	7.0	166.5
Revision to consideration and fair value adjustments on prior year acquisitions	–	(2.6)	–	–	–	(2.6)
Exchange adjustments	(0.3)	(12.3)	(1.2)	(0.4)	(0.4)	(14.6)
At 31 October 2006	**42.7**	**641.7**	**24.6**	**9.4**	**8.3**	**726.7**
Amortisation and impairment losses						
At 1 November 2004	10.8	85.7	–	–	–	96.5
Amortisation	5.3	–	0.1	1.5	0.3	7.2
Exchange adjustments	0.2	–	–	–	–	0.2
At 31 October 2005	16.3	85.7	0.1	1.5	0.3	103.9
Amortisation	6.1	–	1.7	7.4	2.2	17.4
Impairment losses	–	1.4	–	–	–	1.4
Exchange adjustments	(0.1)	–	(0.1)	–	–	(0.2)
At 31 October 2006	**22.3**	**87.1**	**1.7**	**8.9**	**2.5**	**122.5**
Carrying value						
At 1 November 2004	10.4	376.4	–	–	–	386.8
At 31 October 2005	13.0	440.9	3.6	1.1	1.4	460.0
At 31 October 2006	**20.4**	**554.6**	**22.9**	**0.5**	**5.8**	**604.2**

Amortisation of intangible assets is recognised within the administrative expenses in the income statement.

The impairment losses incurred in 2006 relate to the closure of the Marmara Portugal division and the write off of all related goodwill to reflect a nil recoverable amount. The £1.4m impairment charge is disclosed separately on the face of the income statement.

Amortisation of business combination intangibles totalling £11.3m shown in the income statement relates to the amortisation charge during the year of brands, the order book and customer databases.

Goodwill is analysed by Sector as follows:

	Mainstream Holidays £m	Specialist Holidays £m	Activity Holidays £m	Online Destination Services £m	Corporate £m	Total Group £m
At 31 October 2006	56.0	189.8	206.0	101.8	1.0	554.6
At 31 October 2005	56.0	184.3	113.3	86.3	1.0	440.9

The recoverable amount of goodwill in all Sectors has been determined based on value in use.

Those calculations use cash flow projections based on actual operating results and the Group's latest five-year business plan. Cash flows for a further five-year period are extrapolated using an inflationary only growth rate of up to 2%. This total period of ten years is considered a prudent assumption in the context of the anticipated greater longevity of the Group's brands and business model in each Sector.

10. Intangible assets continued

A pre-tax discount rate of 9.0% has been used in discounting projected cash flows.

Based on the calculations undertaken, the Directors consider that the carrying value of goodwill in each Sector exceeds its recoverable amount.

Key assumptions are in respect of the short-term post acquisition earnings of acquired operations within the Activity and Specialist Sectors. The forecast earnings of these newly acquired businesses are inherently more judgmental in the short and medium-term.

11. Property, plant and equipment

	Land and buildings £m	Ships, yachts and motor boats £m	Aircraft and equipment £m	Computer equipment £m	Other £m	Total £m
Cost						
At 1 November 2004	98.4	126.9	82.3	51.1	31.4	390.1
Exchange adjustments	–	(0.9)	–	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	15.1	6.3	61.9
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
Transferred to assets held for sale	(8.8)	0.1	–	–	1.0	(7.7)
At 31 October 2005	90.3	140.5	88.6	65.2	34.8	419.4
Exchange adjustments	(0.4)	(0.6)	–	(0.2)	(0.3)	(1.5)
Additions	19.9	42.1	8.9	4.4	3.5	78.8
Disposals	(3.6)	(9.7)	(0.4)	(1.4)	(3.4)	(18.5)
Transferred to assets held for sale	(0.6)	(2.4)	–	–	–	(3.0)
At 31 October 2006	105.6	169.9	97.1	68.0	34.6	475.2
Depreciation						
At 1 November 2004	24.6	17.5	33.7	23.0	15.1	113.9
Exchange adjustments	0.1	(0.2)	–	0.1	–	–
Provided in the year	5.7	7.3	6.0	11.2	5.8	36.0
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)	(13.5)
Transferred to assets held for sale	(1.0)	–	–	–	–	(1.0)
At 31 October 2005	27.4	19.6	37.0	33.3	18.1	135.4
Exchange adjustments	(0.2)	(0.2)	–	(0.1)	(0.1)	(0.6)
Provided in the year	8.2	8.4	7.0	11.8	3.4	38.8
Disposals	(1.4)	(4.4)	(0.3)	(0.9)	(3.0)	(10.0)
Transferred to assets held for sale	–	(0.8)	–	–	–	(0.8)
At 31 October 2006	34.0	22.6	43.7	44.1	18.4	162.8
Net book value						
At 1 November 2004	73.8	109.4	48.6	28.1	16.3	276.2
At 31 October 2005	62.9	120.9	51.6	31.9	16.7	284.0
At 31 October 2006	71.6	147.3	53.4	23.9	16.2	312.4

Other fixed assets with a combined net book value as at 31 October 2006 of £16.2m (2005: £16.7m) comprise £14.8m (2005: £15.8m) of fixtures and fittings, £1.4m (2005: £0.8m) of motor vehicles and £nil (2005: £0.1m) of ski equipment.

Fixed asset additions of £78.8m include £30.8m of fixed assets acquired in business combinations during the year (2005: £2.1m).

Land and buildings comprise freehold and short leasehold properties with net book values of £16.0m (2005: £19.5m) and £54.7m (2005: £51.2m) respectively.

The net book value of assets held under finance leases and hire purchase contracts at 31 October 2006 was £16.2m (2005: £32.1m). The depreciation charged in the year for these assets was £1.3m (2005: £3.6m).

12. Investments in joint venture and associate

The Group's equity investment in its joint venture and associate is recorded in the financial statements as follows:

	Share of net assets of joint venture £m	Share of net assets of associate £m	Total £m
Cost			
At 1 November 2005	29.3	1.8	31.1
Dividend received	–	(0.5)	(0.5)
Share of profits for the year	2.5	1.5	4.0
Share of tax charge	(0.7)	(0.5)	(1.2)
At 31 October 2006	**31.1**	**2.3**	**33.4**
Goodwill			
At 1 November 2005	3.4	–	3.4
At 31 October 2006	**3.4**	**–**	**3.4**
Net book value			
At 31 October 2005	32.7	1.8	34.5
At 31 October 2006	**34.5**	**2.3**	**36.8**

Name of company	Proportion held	Nature of of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England and Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England and Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The option has not been exercised. Its value is dependent on the future profitability of Hays Travel Limited.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

Included within the Group's consolidated financial statements is the Group's 50% share of the following items accounted for using the equity method:

100% values	Joint venture 2006 £m	Joint venture 2005 £m
Revenue	95.3	51.6
Operating profit	5.0	3.6
Taxation	(1.5)	(1.0)
Profit for the year	3.5	2.6
Non-current assets	58.1	51.4
Current assets	27.6	25.9
Non-current liabilities	(5.6)	(4.2)
Current liabilities	(17.9)	(14.4)
Net assets	62.2	58.7

13. Investments

Trade investments	£m
Fair value	
At 1 November 2005	0.8
Disposal	(0.1)
Foreign exchange movements	(0.1)
At 31 October 2006	**0.6**

Acquisitions
(a) Acquisitions in the year ended 31 October 2006
Acquisitions were made in the year for a total of £153.2m, including £4.5m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £130.0m. The acquired businesses and their acquisition dates were:

Sector and entity	Country of operation	Acquisition date	Consideration £m
Specialist Holidays			
Jumpstreet	Canada	April 2006	1.7
School Voyageurs	Canada	April 2006	2.3
Educatours	Canada	April 2006	1.4
Educational Tours, Inc	USA	April 2006	11.1
Activity Holidays			
Grand Expeditions	USA	December 2005	43.1
Intrav, Inc.	USA	January 2006	26.7
Trek Holidays	Canada	January 2006	4.8
TravelClass	UK	May 2006	4.2
Your Man Tours	USA	June 2006	28.2
Sawadee	Netherlands	June 2006	3.5
Trip n Tours	USA	August 2006	0.7
Online Destination Services			
Meridian	Greece	January 2006	3.5
Pacific World	Asia	August 2006	17.5
			148.7
Acquisition expenses			4.5
Total investment cost			153.2

Net assets/(liabilities) acquired

	Note	Book value prior to acquisition £m	Accounting policy adjustments £m	Fair value adjustments £m	Fair value of net assets/ (liabilities) acquired £m
Intangible fixed assets	1	2.8	–	33.7	36.5
Tangible fixed assets	2	34.1	(4.5)	1.2	30.8
Assets held for sale	3	14.8	–	(5.2)	9.6
Other non-current assets	4	0.3	4.4	–	4.7
Current assets (excluding cash)	5	39.0	(2.9)	2.6	38.7
Cash		40.0	–	–	40.0
Current liabilities	6	(107.3)	(0.1)	(5.0)	(112.4)
Non-current liabilities	7	(11.2)	0.6	(13.6)	(24.2)
Total net assets acquired		12.5	(2.5)	13.7	23.7

	£m
Total investment cost	153.2
Net assets acquired (as above)	(23.7)
Minority interest in assets acquired	0.5
Provisional goodwill arising	130.0

13. Investments continued

Notes:

1. Elimination of goodwill existing in balance sheets at acquisition and inclusion of the fair value of IFRS 3 business combination intangible assets.
2. Impairment and revaluation of property plant and equipment; reclassification of leasehold property.
3. Impairment of Intrav, Inc ships prior to disposal.
4. Reclassification of leasehold property.
5. Elimination of deferred costs; recognition of deferred tax assets.
6. Recognition of a potential corporation tax liability.
7. Recognition of deferred tax liabilities.

The consideration payable is made up of:

	£m
Cash	129.3
Deferred consideration	13.6
Contingent consideration	5.8
Total consideration	**148.7**

(b) Cash flows arising in respect of acquisitions
Total cash flows relating to acquisitions in the year, including amounts paid in respect of deferred and contingent consideration arising on prior year acquisitions are as follows:

	2006 Max £m	2006 Paid £m	2005 Max £m	2005 Paid £m
Acquisitions in the year	129.3	129.3	53.4	53.4
Deferred & contingent consideration arising	19.4	–	12.1	–
	148.7	129.3	65.5	53.4
Acquisition expenses paid in the year	4.5	4.5	1.8	1.8
Total consideration	153.2	133.8	67.3	55.2
Cash acquired with acquisitions		(40.0)		(23.7)
Cash paid relating to prior year acquisitions		14.3		1.6
Net cash outflow in the year relating to acquisitions		**108.1**		**33.1**

Movements in deferred and contingent consideration in the year were as follows:

	Deferred consideration £m	Contingent consideration £m	Loan notes £m	Total £m
At 1 November 2005	19.6	9.4	–	29.0
Recognised in the year relating to current year acquisitions	7.7	5.8	5.9	19.4
Adjustments to amounts recognised in respect of prior year acquisitions	–	(0.7)	–	(0.7)
Cash paid	(11.4)	(3.4)	–	(14.8)
Exchange differences	(0.6)	(0.6)	(0.3)	(1.5)
At 31 October 2006	15.3	10.5	5.6	31.4

Offsetting the cash paid of £14.8m in the year is a refund of consideration relating to a prior year acquisition, of £0.5m, giving net cash paid of £14.3m.

NOTES TO THE ACCOUNTS
continued

13. Investments continued

The contingent consideration payable is in respect of the acquisitions listed below. It is dependent on the results of the businesses over the following periods or the balance of working capital at the acquisition date, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Basis of calculation of contingent consideration	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
Trek Holidays	Earnings	Years ending 31 October 2006-2010	C$6.0m	C$6.0m
Jumpstreet	Working capital	N/A	N/A	C$0.5m
School Voyageurs	Working capital	N/A	N/A	C$0.5m
Educatours	Working capital	N/A	N/A	C$0.4m
Educational Tours, Inc	Working capital	N/A	N/A	US$2.1m
Sawadee	Earnings	Calendar year 2006	€1.4m	€1.4m

All acquisitions have been accounted for using the purchase method, as required by IFRS 3. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Experience may result in the revisions to fair values in the subsequent accounting period.

(c) Residual goodwill
A consistent process is undertaken at each acquisition to identify the fair value of separable assets and liabilities acquired, including the fair value of intangible assets, being brands, order books and customer databases. The residual goodwill on acquisition represents the value of assets and earnings that do not form separable assets under IFRS3 but nevertheless are expected to contribute to the future results of the Group.

At 31 October 2006, the residual goodwill represents mainly:
- Market knowledge of particular geographic areas such as the Americas and the Far East.
- Knowledge of particular market segments, for example escorted tours.
- Involvement of existing management and employees and transfer of their knowledge of the operation of the business model.
- Integration synergies, particularly cost optimisation in our yacht holidays businesses.
- The ability to sell acquired product through existing channels and existing product through acquired channels.

(d) Income statement
If the businesses that were acquired at various times during the year ended 31 October 2006 had been part of the Group since 1 November 2005, the impact on revenue and profit would not have been material to the Group. This is mainly due to the timing of the three largest acquisitions, which have been part of the Group for their most profitable months in the year.

The revenues and operating profits of acquisitions made in the year are reported in note 2.

14. Non-current trade and other receivables

	2006 £m	2005 £m
Prepaid accommodation	**65.2**	52.3
Aircraft deposits	**10.8**	8.3
Other long-term debtors	**4.0**	–
	80.0	60.6

15. Deferred tax assets and liabilities

	Assets 2006	Assets 2005	Liabilities 2006	Liabilities 2005	Net 2006	Net 2005
Property, plant and equipment	**–**	–	**(21.5)**	(21.1)	**(21.5)**	(21.1)
Intangible assets	**4.1**	–	**(12.8)**	(0.2)	**(8.7)**	(0.2)
Other investments	**–**	–	**–**	(2.3)	**–**	(2.3)
Employee benefits	**16.2**	17.5	**–**	–	**16.2**	17.5
Financial instruments and foreign exchange	**17.4**	–	**–**	–	**17.4**	–
Other short-term temporary differences	**14.9**	28.1	**–**	(0.2)	**14.9**	27.9
Tax value of loss carry forwards recognised	**4.2**	4.2	**–**	–	**4.2**	4.2
Total	**56.8**	49.8	**(34.3)**	(23.8)	**22.5**	26.0

15. Deferred tax assets and liabilities continued

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2006 £m	2005 £m
Capital losses	2.1	4.5
Other losses	28.0	40.8
	30.1	45.3

These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

At 31 October 2006, a deferred tax liability of £2.4m (2005: £1.7m) relating to profits arising in respect of investments in overseas subsidiaries has not been recognised because the Group controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

There are no other unprovided deferred tax liabilities.

Movements in temporary differences during the year:

	Balance at 1 November 2005 £m	Arising on acquisition £m	Recognised/ (charged) in income £m	Recognised/ (charged) in equity £m	Balance at 31 October 2006 £m
Property, plant and equipment	(21.1)	–	(0.4)	–	(21.5)
Intangible assets	(0.2)	(5.6)	(2.9)	–	(8.7)
Other investments	(2.3)	–	2.3	–	–
Employee benefits	17.5	–	(4.8)	3.5	16.2
Financial instruments and foreign exchange	–	–	(0.7)	18.1	17.4
Other short-term temporary differences	27.9	–	(13.0)	–	14.9
Tax value of loss carry forwards recognised	4.2	–	–	–	4.2
Total	26.0	(5.6)	(19.5)	21.6	22.5

Movements in temporary difference during the prior year are analysed as follows:

	Balance at 1 November 2004 £m	Arising on acquisition £m	Recognised/ (charged) in income £m	Recognised/ (charged) in equity £m	Exchange movement £m	Balance at 31 October 2005 £m
Property, plant and equipment	(18.5)	–	(2.6)	–	–	(21.1)
Intangible assets	–	–	(0.2)	–	–	(0.2)
Other investments	(2.3)	–	–	–	–	(2.3)
Employee benefits	10.5	–	1.8	5.2	–	17.5
Other short-term temporary differences	22.1	–	5.5	–	0.3	27.9
Tax value of loss carry forwards recognised	6.2	–	(2.0)	–	–	4.2
Total	18.0	–	2.5	5.2	0.3	26.0

Property, plant and equipment temporary differences principally relate to accelerated capital allowances received in the UK. Employee benefit temporary differences arise in respect of defined benefit pension scheme liabilities, holiday pay accruals and future deductions available on the exercise of employee share options. Financial instruments and foreign exchange temporary differences arise in respect of financial instruments accounted for under IAS 39 and principally reflect the fair value at 31 October 2006 of cash flow hedging derivatives that will be settled against future transactions. Other short-term temporary differences relate to operating expenses and related accruals. The reversal of other short-term temporary differences in the current year principally relates to the current tax deduction of selling costs that were deferred under UK GAAP but are expensed as incurred under Adopted IFRSs.

16. Trade and other receivables

	2006 £m	2005 £m
Trade debtors	156.4	107.4
Other debtors	102.2	83.2
Prepayments	133.1	125.0
	391.7	315.6

17. Cash and cash equivalents

	2006 £m	2005 £m
Cash	117.5	40.3
Short-term liquid assets	54.7	46.9
Deposits at bank maturing within one month	5.3	38.1
Cash and cash equivalents	177.5	125.3

Cash and cash equivalents includes £54.7m (2005: £46.9m) that is not available for immediate use by the Group. This represents monies held in trust to meet regulatory requirements.

18. Assets classified as held for sale

	2006 £m	2005 £m
Yachts and motor boats	0.8	1.1
Land and buildings	0.4	7.9
	1.2	9.0

No adjustment has been required to record these assets at the lower of their carrying value and fair value less costs to sell.

19. Interest-bearing loans and borrowings

	2006 £m	2005 £m
Current liabilities		
Bank loans and overdrafts	5.5	56.9
Loan notes	0.8	–
Finance leases (and hire purchase contracts)	2.3	16.4
	8.6	73.3

	2006 £m	2005 £m
Non-current liabilities		
Bank loans	262.5	31.4
Loan notes	4.8	–
Finance leases (and hire purchase contracts)	4.9	2.5
	272.2	33.9

The bank loans and loan notes are repayable:

	2006 £m	2005 £m
Within one year	6.3	56.9
Between one and five years	266.3	23.2
After five years	1.0	8.2
	273.6	88.3

Included within amounts payable within one year are bank overdrafts of £nil (2005: £19.9m) that are repayable on demand. Some loans are secured on the underlying assets of the company in whose name the borrowings are made. Finance lease liabilities relate to the leasing of aircraft and boats.

19. Interest-bearing loans and borrowings continued

Group obligations under finance leases and hire purchase contracts are payable as follows:

	Principal £m	Interest £m	Minimum lease payments 2006 £m	Principal £m	Interest £m	Minimum lease payments 2005 £m
In respect of aircraft, yachts and equipment payable within:						
One year	2.2	0.4	2.6	16.4	0.5	16.9
Two to five years	5.0	0.5	5.5	2.5	0.2	2.7
	7.2	0.9	8.1	18.9	0.7	19.6

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets. Further details are set out in note 25.

20. Current trade and other payables

	2006 £m	2005 £m
Trade creditors	187.6	183.5
Other creditors	33.8	54.7
Other taxes and social security costs	21.3	24.1
Accruals and deferred income	357.3	287.1
Client money received in advance	263.5	237.8
Amounts owed to joint venture	2.4	2.6
	865.9	789.8

Included in other creditors are amounts in respect of contingent and deferred consideration payable for acquisitions of £8.1m (2005: £17.8m). Further details are set out in note 13(b).

21. Provisions for liabilities and charges

	Aircraft maintenance £m	Other £m	Total £m
At 1 November 2004	45.1	1.8	46.9
Provided in the year	54.3	–	54.3
Costs incurred	(44.1)	–	(44.1)
Exchange movements	(2.4)	–	(2.4)
At 31 October 2005	52.9	1.8	54.7
Adoption of IAS 32/39	(4.2)	–	(4.2)
At 1 November 2005	48.7	1.8	50.5
Provided in the year	45.9	–	45.9
Costs incurred	(47.9)	–	(47.9)
Exchange movements	(0.7)	–	(0.7)
At 31 October 2006	46.0	1.8	47.8

Of the aircraft maintenance provisions, £17.6m (2005: £21.3m) are estimated to be payable in less than one year.

Aircraft maintenance

In respect of aircraft, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours and cycles flown and by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

22. Other non-current liabilities

	2006 £m	2005 £m
Deferred and contingent consideration (note 13(b))	17.7	11.2
Accruals and deferred income	22.4	14.1
	40.1	25.3

23. Share capital

	2006 £m	2005 £m
Authorised		
800,000,000 (2005: 800,000,000) ordinary shares of 3p each	24.0	24.0
Allotted, called up and fully paid		
530,230,326 (2005: 529,658,730) ordinary shares	15.9	15.9

The Company issued 571,596 new ordinary shares in the year, with none of these shares being in respect of acquisitions. The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	403,359
Savings Related Share Option Scheme	168,237
	571,596

The share premium arising on the above issues was £0.5m.

24. Capital and reserves

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity holders of parent £m	Minority interests £m	Total £m
At 1 November 2004	215.3	239.8	162.9	(184.4)	433.6	0.2	433.8
Share-based payment	–	–	–	3.3	3.3	–	3.3
Shares issued	0.1	1.7	–	–	1.8	–	1.8
Amortised issue costs	–	–	–	0.1	0.1	–	0.1
Redemption of preference share capital	(199.5)	–	199.5	(199.5)	(199.5)	–	(199.5)
Realisation of merger reserve	–	–	(22.5)	22.5	–	–	–
Total recognised (expense)/income for the year	–	–	(2.1)	77.3	75.2	0.2	75.4
Ordinary dividends	–	–	–	(28.6)	(28.6)	–	(28.6)
Preference dividends	–	–	–	(10.0)	(10.0)	–	(10.0)
Minority interest dividend	–	–	–	–	–	(0.1)	(0.1)
At 31 October 2005	15.9	241.5	337.8	(319.3)	275.9	0.3	276.2
Transition adjustments on adoption of IAS 32 and 39	–	–	4.4	(4.7)	(0.3)	–	(0.3)
Restated at 1 November 2005	15.9	241.5	342.2	(324.0)	275.6	0.3	275.9
Share-based payment	–	–	–	6.1	6.1	–	6.1
Shares issued	–	0.5	–	(0.3)	0.2	–	0.2
Total recognised (expense)/income for the year	–	–	(45.8)	79.5	33.7	0.3	34.0
Ordinary dividends	–	–	–	(34.5)	(34.5)	–	(34.5)
Minority interest dividend	–	–	–	–	–	(0.2)	(0.2)
Minority interest acquired	–	–	–	–	–	0.5	0.5
At 31 October 2006	15.9	242.0	296.4	(273.2)	281.1	0.9	282.0

24. Capital and reserves *continued*

Other reserves are analysed as follows:

	Capital reserve £m	Merger reserve £m	Foreign exchange reserve £m	Hedging reserve £m	Total £m
At 1 November 2004	**1.9**	**161.0**	**–**	**–**	**162.9**
Redemption of preference share capital	199.5	–	–	–	199.5
Realisation of merger reserve	–	(22.5)	–	–	(22.5)
Total recognised expense for the year	–	–	(2.1)	–	(2.1)
At 31 October 2005	**201.4**	**138.5**	**(2.1)**	**–**	**337.8**
Transition adjustments on adoption of IAS 32 and 39	–	–	–	4.4	4.4
Restated at 1 November 2005	**201.4**	**138.5**	**(2.1)**	**4.4**	**342.2**
Total recognised expense for the year	–	–	(3.7)	(42.1)	(45.8)
At 31 October 2006	**201.4**	**138.5**	**(5.8)**	**(37.7)**	**296.4**

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2006 is £232.3m (2005: £232.3m) against which Section 131 merger relief of £40.6m (2005: £40.6m) has been deducted.

25. Financial instruments

As set out in note 1, the Group has adopted IFRS 7, IAS 32 and IAS 39, only with effect from 1 November 2005. The comparative financial information in these financial statements does not therefore comply with IFRS 7, IAS 32 and IAS 39 as the Group has elected to apply the transitional rules permitted by IFRS 1 and has not restated prior years. Comparative disclosures for the year ended 31 October 2005 have been prepared under UK GAAP FRS 13 and are set out in part (ii) of this note.

(i) Disclosures for the year ended 31 October 2006

(a) Treasury risk analysis

The Group has exposure to the following risks from its use of financial instruments: market risk (in respect of changes in foreign exchange rates, fuel prices and interest rates), liquidity risk (in respect of the Group's ability to meet its liabilities) and credit risk (in respect of recovery of amounts owing to the Group).

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency risk arises on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities. It is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group loan and cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

During the year, the Financial Risk Management Committee (FRMC) managed the governance of financial risk. The Committee, which was created in 2005, reports to the Board of Directors and to the Audit Committee and is made up of the relevant senior business employees and technical experts within the Group. Incorporated within the terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

(b) Currency risk management

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities (which are principally Sterling, Canadian dollars, Euros and US dollars).

The Group publishes its consolidated financial statements in Sterling and as a result, it is also subject to foreign currency exchange translation risk in respect of the results and underlying net assets of its foreign operations.

The Group hedges its foreign currency exposures season-by-season, with each season comprising a six-month period. At the start of a season the Group will have hedged substantially all of its foreign currency exposure (forecast sales and purchases and related assets and liabilities) for that season, using forward exchange contracts, most with a maturity of less than one year from the reporting date. When necessary, forward contracts are rolled over at maturity.

25. Financial Instruments continued

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by undertaking fair value hedges to address imbalances. Fair value hedges are principally undertaken in respect of non-Sterling denominated airline maintenance provision balances, loan balances and deposits.

The following significant exchange rates (excluding the impact of hedged transactions) applied during the current and prior year:

	Average rate		Mid-spot rate	
	Year ended 31 October 2006	Year ended 31 October 2005	31 October 2006	31 October 2005
US Dollar	1.815	1.844	1.908	1.776
Euro	1.462	1.457	1.494	1.478
Canadian Dollar	2.052	2.263	2.141	2.091

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars.

The table below shows Group companies' net financial assets and liabilities held in currencies other than their functional currency at 31 October 2006, analysed by functional currency:

	Non-functional financial assets and liabilities								
	Sterling £m	Euro £m	US Dollar £m	Canadian Dollar £m	Thai Baht £m	Australian Dollar £m	Swiss Franc £m	Other £m	2006 Total £m
Functional currency of Group entities									
Sterling	–	(49.4)	(60.1)	1.6	1.4	3.3	2.3	(1.4)	(102.3)
Canadian Dollars	–	–	1.7	–	–	–	–	–	1.7
Euro	7.3	–	(1.1)	–	–	–	–	0.1	6.3
US Dollars	(0.6)	0.1	–	0.2	–	–	–	–	(0.3)
Other	0.6	(1.3)	3.8	(0.2)	–	–	–	0.8	3.7
Total	7.3	(50.6)	(55.7)	1.6	1.4	3.3	2.3	(0.5)	(90.9)

(c) Interest rate risk

The Group has an exposure to interest rate risk arising principally on changes in Sterling, US Dollars, Euro and Canadian Dollar interest rates.

To manage interest rate risk, the Group manages its proportion of fixed to variable borrowings within limits approved by the Board, primarily through the Financial Risk Management Committee. The profile of the fixed rate to floating rate borrowings is maintained on a minimum of 50% of interest expense and 75% of operating leases being fixed to the end of all seasons on sale.

An analysis of net borrowings and interest rates as at 31 October 2006 is as follows:

	Earlier of maturity and repricing date							
	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	> 5 years £m	Total £m	Weighted average interest rate
Fixed rate								
Secured bank loans	–	0.6	1.7	2.1	6.8	–	11.2	6.0%
Unsecured bank loans	–	–	52.8	–	–	–	52.8	6.0%
Unsecured loan notes	0.8	3.9	0.9	–	–	–	5.6	5.0%
Finance leases	–	1.1	1.3	1.3	0.9	0.9	5.5	6.2%
Floating rate								
Secured bank loans	14.6	–	–	–	–	–	14.6	6.5%
Unsecured bank loans	189.4	–	–	–	–	–	189.4	5.7%
Finance leases	1.7	–	–	–	–	–	1.7	8.1%
Net borrowings	206.5	5.6	56.7	3.4	7.7	0.9	280.8	

Fixed rate and floating rate financial liabilities comprise loans and obligations under finance leases. The split of fixed and floating rate borrowings is after taking into account interest rate protection.

25. Financial Instruments continued

The Group also has aircraft operating leases that vary with market interest rates. At 31 October 2006, the future commitment under these leases was £70.2m. The variation in leases is hedged using interest rate swaps and forward rate agreements extending over a maximum of 1.5 years.

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model.

(d) Credit risk

The carrying amount of financial assets represents the maximum credit exposure. Except as noted below, the Group has no significant concentration of credit risk arising from trading activities, either with individual entities or by geographical area.

Cash and cash equivalents and other liquid resources principally comprise money market deposits and other short-term investments. The investments are with counterparties with a strong long-term credit rating. At 31 October 2006, approximately 62% of the Group's unrestricted cash and cash equivalents were invested with counterparties based in the United Kingdom.

Within the UK, the Group has, from time to time, significant short-term credit exposure from receivables from other major tour operators and travel agents.

In addition, the Group makes prepayments for hotel accommodation. Whilst such prepayments do not meet the definition of a financial asset under IAS 39, such prepayments give rise to a risk similar to credit risk due to the inherent risk of the Group not recovering the prepayment through full delivery of the related goods and services. Prepayments from time to time can concentrate risk with specific counterparties which are based overseas.

The carrying amount of prepayments (which are presented within current and non-current assets) forms the maximum credit exposure, before taking into account any security or collateral held by the Group. Where appropriate, the Group obtains security collateral over the related accommodation property, to mitigate credit risk. At 31 October 2006, prepaid accommodation which is recoverable after more than one year was £65.2m.

(e) Capital management

The Board's policy is to maintain a strong capital base in order to maintain investor, creditor and market confidence and to sustain future development of the business.

From time to time the Group purchases its own shares on the market. The timing of these purchases depends on market prices. The shares are intended to be used for issuing shares under the Group's share option programmes. There is not a specific share buy back plan.

There were no changes to the Group's approach to capital management in the year.

(f) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed circumstances.

As at 31 October 2006 the Group had available undrawn committed borrowing facilities of £198.8m, comprising letters of credit, guarantees and revolving, floating rate credit facilities for cash borrowings. Any non-compliance with covenants underlying the Groups financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements. The Group was in full compliance with its financial covenants throughout each of the periods presented.

The Group had available undrawn committed bank facilities as follows:

	2006 £m
Expiring:	
Within one year	–
In more than one year but less than five years	198.8
	198.8

Subsequent to the year-end, the Group has undertaken a new £28m secured bank loan facility with Royal Bank of Scotland which is secured over property, plant & equipment.

25. Financial Instruments continued

Information regarding the contractual maturities of financial liabilities can be found in note 19 to the accounts.The actual repayment of revolving credit facility cash flows will vary. The timing reflected in the table is based on the maximum duration and availability of the facility agreement.

(g) Analysis of total financial liabilities and financial assets

The tables below set out the Group's IAS 39 classification for each of its financial assets and liabilities at 31 October 2006.

	Held for trading £m	Available for sale £m	Loans and receivables £m	Amortised cost £m	Total carrying value £m
Trade investments	–	0.6	–	–	0.6
Cash and cash equivalents	–	177.5	–	–	177.5
Borrowings due within one year	–	–	–	(8.6)	(8.6)
Borrowings due after more than one year	–	–	–	(272.2)	(272.2)
Derivative assets	1.6	–	–	–	1.6
Derivative liabilities	(62.5)	–	–	–	(62.5)
Other financial assets	–	–	273.4	–	273.4
Other financial liabilities	–	–	–	(647.0)	(647.0)
	(60.9)	178.1	273.4	(927.8)	(537.2)

Derivatives held for trading under IAS 39 are all accounted for under cash flow or fair value hedges.

Other financial assets comprise trade receivables and other debtors which are receivable within and after more than one year. Other financial liabilities comprise trade payables and accruals which are payable within and after more than one year.

All derivatives are held within hedging relationships. Speculative positions are not undertaken.

(h) Fair values of financial assets and financial liabilities

The fair values of financial assets and liabilities, together with carrying amounts shown in the balance sheet at 31 October 2006, are as follows:

	Carrying amount £m	Fair value £m
Other investments	0.6	0.6
Cash and cash equivalents	177.5	177.5
Trade receivables	273.4	273.4
Interest rate swaps used for hedging – liabilities	(0.1)	(0.1)
Forward exchange contracts used for hedging		
– assets	1.6	1.6
– liabilities	(48.4)	(48.4)
Swaps for energy purchases	(14.0)	(14.0)
Bank loans	(215.2)	(215.1)
Eurobond loan	(52.8)	(53.1)
Loan notes	(5.6)	(5.5)
Finance lease liabilities	(7.2)	(7.2)
Trade and other payables	(619.7)	(619.7)
Other long-term liabilities	(27.3)	(27.3)
	(537.2)	(537.3)
Unrecognised loss		(0.1)

The fair value of forward rate agreements is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of fuel swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current fuel prices.

25. Financial Instruments continued

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

The fair value of trade receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

The fair value of non-derivative financial liabilities is based on the present value of future principal and interest cash flows discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(i) Derivative instruments

At 31 October 2006 the fair value and notional amount of the Group's derivative financial assets and liabilities was as follows:

	Assets		Liabilities		Total	
Cash flow hedges	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount
Interest rate swaps	–	–	(0.1)	(126.0)	(0.1)	(126.0)
Foreign exchange forwards	0.6	73.1	(40.2)	(974.6)	(39.6)	(901.5)
Energy swaps	–	1.1	(14.0)	(105.7)	(14.0)	(104.6)
	0.6	74.2	(54.3)	(1,206.3)	(53.7)	(1,132.1)
Fair value hedges						
Foreign exchange forwards	1.0	93.3	(8.2)	(212.2)	(7.2)	(118.9)
Total at 31 October 2006	**1.6**	**167.5**	**(62.5)**	**(1,418.5)**	**(60.9)**	**(1,251.0)**

The maturity profile of these derivative financial assets and liabilities was as follows:

	Maturity profile Within 1 year £m	1-2 years £m	Total £m
Derivative financial assets			
Foreign exchange forwards	1.6	–	1.6
Derivative financial liabilities			
Interest rate swaps	–	(0.1)	(0.1)
Foreign exchange forwards	(44.0)	(4.4)	(48.4)
Energy swaps	(14.0)	–	(14.0)
	(58.0)	(4.5)	(62.5)
Total at 31 October 2006	**(56.4)**	**(4.5)**	**(60.9)**

The following table indicates the periods in which the cash flows associated with derivatives (which are principally cash flow hedges) are expected to occur. The cash flows are expected to impact profit and loss on a similar time profile:

	Maturity profile Within 1 year £m	1-2 years £m	2-3 years £m	Total £m
Derivative financial assets				
Foreign exchange forwards	146.7	19.7	–	166.4
Energy swaps	1.1	–	–	1.1
	147.8	**19.7**	**–**	**167.5**
Derivative financial liabilities				
Interest rate swaps	(35.7)	(90.3)	–	(126.0)
Foreign exchange forwards	(903.4)	(278.2)	(5.3)	(1,186.9)
Energy swaps	(105.6)	–	–	(105.6)
	(1,044.7)	(368.5)	(5.3)	(1,418.5)
Total at 31 October 2006	**(896.9)**	**(348.8)**	**(5.3)**	**(1,251.0)**

No ineffectiveness has been recognised in the income statement for the year ended 31 October 2006.

25. Financial Instruments continued
(j) Amounts recognised directly in equity
The following amounts have been recognised in equity during the year:

	2006 £m
Hedging reserve	
Effective portion of changes in fair value of cash flow hedge	(55.1)
Fair value of cash flow hedges transferred to profit and loss	(5.1)
	(60.2)
Translation reserve	
Foreign currency translation differences for foreign operations	(3.7)
Net charge to equity	**(63.9)**

(k) Sensitivity analysis
The sensitivity analysis is for illustrative purposes only.

Interest rate risk
The Group has used a sensitivity analysis technique that measures the estimated change to the income statement and equity of a 1% (100 basis points) difference in market interest rates from the rates applicable at 31 October 2006, with all other variables remaining constant.

The sensitivity analysis includes the following assumptions:

- Change in market interest rates only affect interest income or expense of variable financial instruments.
- Changes in market interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at fair value.
- Changes in market interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.
- Changes in the fair value of derivative financial instruments and other financial assets or liabilities are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

31 October 2006 Variable rate instruments	Income statement 100bp increase	 100bp decrease	Equity (before tax) 100bp increase	 100bp decrease
Variable rate instruments	(2.9)	2.9	–	–
Fixed rate instruments	–	–	–	–
Interest rate swaps	–	–	0.5	0.8
	(2.9)	2.9	0.5	0.8

Currency risk
The currency risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10% strengthening or weakening of Sterling against all exchange rates, profit before tax would have increased by £5.0m or reduced by £4.1m, respectively (principally relating to the translation of the income statement of overseas subsidiaries). Equity (before tax) would have increased by £15.3m or decreased by £12.5m, respectively.

Energy risk – Fuel
The fuel risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10% increase or decrease in the unit price of fuel, profit before tax would neither increase or decrease materially, because of the fuel price hedging policy. Equity (before tax) would increase by £9.2m, or decrease by £9.2m, respectively.

25. Financial instruments continued

(ii) Comparative disclosures under UK GAAP (FRS 13) for the year ended 31 October 2005

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

Financial assets	2005 Floating rate £m	Non-interest bearing £m	Total £m
Sterling	33.7	7.3	41.0
Canadian Dollars	30.0	–	30.0
Euro	28.9	1.3	30.2
US Dollars	20.0	–	20.0
Other	4.9	–	4.9
Total	**117.5**	**8.6**	**126.1**

Floating rate financial assets comprise cash and current asset investments, which attract interest rates of between 1.5% and 4.5% and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

Financial liabilities	2005 Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	28.2	69.7	3.8	101.7
Canadian Dollars	–	–	2.8	2.8
Euro	4.6	4.7	3.1	12.4
US Dollars	–	–	19.3	19.3
Total	**32.8**	**74.4**	**29.0**	**136.2**

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings at 31 October 2005 is 5.2% and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings at 31 October 2005 is 5.8% and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9% and 1.65% at 31 October 2005.
Euro: EURIBOR plus a margin between 1.5% and 1.65% or RIBOR plus a margin between 0.25% and 0.85% at 31 October 2005.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005 £m
Within one year	91.1
In more than one year but less than five years	36.9
More than five years	8.2
	136.2

25. Financial Instruments continued
(c) Fair value of derivative financial instruments

Fair values	2005 Book value £m	2005 Fair value £m
Financial instruments		
Financial assets	126.1	126.1
Financial liabilities	(136.2)	(136.2)
	(10.1)	(10.1)
Derivative financial instruments		
Interest rate swaps and forward rate agreements	–	(0.1)
Foreign currency transactions	–	3.2
Fuel derivatives	–	1.0
	(10.1)	(6.0)
Difference between book and fair value		**4.1**

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

Unrecognised gains and losses	2005 Gains £m	2005 Losses £m	2005 Net £m
Total unrecognised gains/(losses) at 1 November	43.2	(40.1)	3.1
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3
Total unrecognised gains/(losses) at 31 October	23.0	(18.9)	4.1
Of which:			
Due to be recognised within one year	21.3	(15.6)	5.7
Due to be recognised after one year	1.7	(3.3)	(1.6)
	23.0	(18.9)	4.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures
The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

Functional currency	Sterling £m	Euro £m	US Dollar £m	Canadian Dollar £m	Thai Baht £m	Australian Dollar £m	Swiss Franc £m	Other £m	Total £m
Sterling	–	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9
Canadian Dollars	–	–	7.7	–	–	–	–	–	7.7
Euro	0.9	–	(0.1)	0.1	–	–	1.3	2.2	4.4
US Dollars	–	1.1	–	0.7	–	–	–	0.3	2.1
Total	**0.9**	**33.4**	**21.7**	**2.1**	**1.4**	**2.8**	**0.4**	**11.4**	**74.1**

26. Movements in cash and net funds

	31 October 2006 £m	Cash movement £m	Finance leases £m	Foreign exchange £m	Arising on acquisition £m	Adoption of IAS 32 and 39 £m	31 October 2005 £m
Cash and cash equivalents	177.5	54.9	–	(2.7)	–	–	125.3
Bank overdrafts	–	19.9	–	–	–	–	(19.9)
Movements in cash and cash equivalents	177.5	74.8	–	(2.7)	–	–	105.4
Bank loans and loan notes	(273.6)	(186.4)	–	(2.7)	(18.1)	2.0	(68.4)
Finance leases	(7.2)	17.7	(1.6)	(2.2)	(3.6)	1.4	(18.9)
Net (debt)/funds	(103.3)	(93.9)	(1.6)	(7.6)	(21.7)	3.4	18.1

27. Acquisitions, continuing and discontinuing operations contributions to Group cash flows

	Continuing operations £m	Acquisitions £m	Total £m
Net cash generated from/(absorbed by) operations	118.0	(2.7)	115.3
Net cash flow from operating activities	(33.3)	0.5	(32.8)
Net cash flow from investing activities	(144.8)	2.8	(142.0)
Net cash flow from financing activities	150.3	(16.0)	134.3
Increase/(decrease) in cash in the year	**90.2**	**(15.4)**	**74.8**

The acquisitions column reflects cash flows arising from post acquisition trading of acquired businesses.

28. Operating lease commitments

Group obligations under operating lease contracts are as follows:

	Land and buildings 2006 £m	Aircraft, yachts and equipment 2006 £m	Land and buildings 2005 £m	Aircraft, yachts and equipment 2005 £m
Total commitments under non-cancellable operating leases expiring:				
Within one year	5.2	7.5	5.5	2.9
Between one and five years	34.8	183.7	20.5	110.9
Thereafter	249.5	103.4	256.2	221.1
	289.5	294.6	282.2	334.9

29. Capital commitments

	2006 £m	2005 £m
Contracted but not provided for	5.1	4.1
Authorised but not contracted or provided for	10.6	5.6
	15.7	9.7

In addition to the above items, the Group has contracted to purchase eight Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$1,160.0m.

Sunshine Cruises Limited, a joint venture with Royal Caribbean Cruises Ltd. had no capital commitments in 2006 (2005: £1.6m).

30. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Group in respect of certain subsidiaries, in the event of default, the Group could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Group is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate. The Directors consider that adequate provision has been made for all known liabilities.

31. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) Group of companies. During the last 12 months the Group spent approximately £12.5m (2005: £12.8m) on hotel accommodation with BCE.

At 31 October 2005 the Group owed BCE £1.0m for such accommodation (2005: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £0.7m at 31 October 2006 (2005: £nil) and the group earned total commissions of £21.8m in the year (2005: £3.5m) from these businesses.

Susan Hooper is Senior Vice President, International Managing Director, Royal Caribbean and Celebrity Cruises International.

Royal Caribbean Cruises Ltd. (RCCL) is First Choice's joint venture partner in Sunshine Cruises Limited. The Group earned commission of £2.2m (2005: £2.2m) during the year selling Royal Caribbean Cruises.

During the year, the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £2.0m (2005: £3.0m). The balance outstanding as at 31 October 2006 is £nil (2005: £nil).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.5m (2005: £0.4m). There is an outstanding balance of £2.4m (2005: £2.6m) within creditors as at 31 October 2006.

The compensation paid in respect of key management personnel was as follows:

	2006 £m	2005 £m
Short-term employee benefits	5.2	5.0
Post-retirement benefits	0.9	0.8
Share based payments	3.2	1.7
	9.3	7.5

Directors' remuneration of £3.4m (2005: £3.5m) is included within these amounts. The balance relates to key management personnel other than Directors. All the above amounts are included within employee costs (note 5).

32. Key accounting estimates and judgments

Accounting policies

The preparation of consolidated financial statements under IFRS requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent asset and liabilities and the reported amount of revenue and expenses during the year. The Group evaluates its estimates and assumptions on an on-going basis. Such estimates and judgments are based upon historical experience and other factors it believes to be reasonable under the circumstances.

Management has discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the applications of these policies and estimates.

The most important estimates and judgments are:

Goodwill carrying value

A full impairment review has been performed of all goodwill balances held across the Group on a cash generating unit basis. The impairment review is performed on a "value-in-use" basis, which requires estimation of future net operating cash flows and the time period over which they will occur. Further details are given in note 10.

Other asset carrying values

Management annually assesses the carrying value of all material assets across the Group. Key judgment areas include the carrying values of prepaid accommodation and of ships, yachts and motorboats.

Business combinations

Judgment and estimation is required in the valuation of separable assets and liabilities on acquisitions. In particular, judgment is required in the identification and valuation of separable intangible assets, being brands, orders books and customer databases, and the useful economic lives assigned.

Defined benefit pension plans

A qualified independent actuary undertakes the estimation of the present value of the Group's obligations under defined benefit pension schemes using assumptions taken from a range of possible actuarial assumptions. These assumptions may not be borne out in practice, especially due to the long timescales involved. The valuation of scheme assets is based on the fair value at the balance sheet date. As these assets are not intended to be sold in the short-term, their value may change significantly prior to realisation.

Derivative financial instruments

Judgment is required in the assessment of cash flow hedge accounting and in the assessment of the probability of forecast transactions, both at hedge inception and during the period over which hedge accounting is adopted. The value of derivative financial instruments is also judgmental. External valuations from financial institutions are undertaken to support the carrying value of such items.

Aircraft maintenance provisions

Details in respect of the estimation of aircraft maintenance provisions are given in note 21 and the accounting policy is disclosed in note 1(P).

Taxation

The Group has, from time to time, contingent tax liabilities arising from trading and corporate transactions in the UK and overseas jurisdictions. After taking appropriate external advice, the Group makes provision for these liabilities based on the probable level of economic loss that may be incurred and which is reliably measurable.

33. Explanation of transition to Adopted IFRSs

As stated in note 1, these are the Group's first consolidated financial statements prepared in accordance with Adopted IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 October 2006, the comparative information presented in these financial statements for the year ended 31 October 2005 and in the preparation of an opening IFRS balance sheet at 1 November 2004 (the Group's date of transition).

In preparing the opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to Adopted IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

33. Explanation of transition to Adopted IFRSs continued

Reconciliation of equity

	Note	UK GAAP 31 Oct 2004 £m	Effect of transition £m	IFRS 1 Nov 2004 £m	UK GAAP 31 Oct 2005 £m	Effect of transition £m	IFRS 31 Oct 2005 £m
Non-current assets							
Property, plant and equipment	A,B	288.7	(12.5)	276.2	305.8	(21.8)	284.0
Intangible assets	A,P	376.4	10.4	386.8	425.5	34.5	460.0
Investments in joint venture and associate	C	33.8	(0.9)	32.9	35.2	(0.7)	34.5
Other investments		0.8	–	0.8	0.8	–	0.8
Trade and other receivables	D	–	38.7	38.7	–	60.6	60.6
Deferred tax assets	E,F	–	38.8	38.8	–	49.8	49.8
		699.7	74.5	774.2	767.3	122.4	889.7
Current assets							
Trade and other receivables	C,D,E	400.3	(113.3)	287.0	461.0	(145.4)	315.6
Trading investments		38.6	(38.6)	–	46.9	(46.9)	–
Cash and cash equivalents		253.7	38.6	292.3	78.4	46.9	125.3
Assets held for sale	B	–	2.1	2.1	–	9.0	9.0
		692.6	(111.2)	581.4	586.3	(136.4)	449.9
Total assets		1,392.3	(36.7)	1,355.6	1,353.6	(14.0)	1,339.6
Current liabilities							
Interest-bearing loans and borrowings	G	(7.4)	(6.2)	(13.6)	(56.9)	(16.4)	(73.3)
Trade and other payables	G,H,I,J,K,L	(727.7)	25.7	(702.0)	(833.5)	43.7	(789.8)
Provisions	M	–	(14.8)	(14.8)	–	(21.3)	(21.3)
Income tax payable		(25.5)	–	(25.5)	(28.4)	–	(28.4)
		(760.6)	4.7	(755.9)	(918.8)	6.0	(912.8)
Non-current liabilities							
Interest-bearing loans and borrowings	G	(38.7)	(19.3)	(58.0)	(31.4)	(2.5)	(33.9)
Employee benefits	N	–	(32.7)	(32.7)	–	(34.2)	(34.2)
Other long-term liabilities	G	(41.9)	19.3	(22.6)	(27.8)	2.5	(25.3)
Provisions	M,N	(63.8)	31.7	(32.1)	(73.0)	39.6	(33.4)
Deferred tax liabilities	E,F	–	(20.5)	(20.5)	–	(23.8)	(23.8)
Minority interests	O	(0.2)	0.2	–	(0.3)	0.3	–
		(144.6)	(21.3)	(165.9)	(132.5)	(18.1)	(150.6)
Total liabilities		(905.2)	(16.6)	(921.8)	(1,051.3)	(12.1)	(1,063.4)
Net assets		487.1	(53.3)	433.8	302.3	(26.1)	276.2
Equity							
Share capital		215.3	–	215.3	15.9	–	15.9
Share premium		239.8	–	239.8	241.5	–	241.5
Other reserves		154.4	8.5	162.9	333.9	3.9	337.8
Retained earnings		(122.4)	(62.0)	(184.4)	(289.0)	(30.3)	(319.3)
Total equity attributable to equity holders of the parent		487.1	(53.5)	433.6	302.3	(26.4)	275.9
Minority interest	O	–	0.2	0.2	–	0.3	0.3
Total equity	Q	487.1	(53.3)	433.8	302.3	(26.1)	276.2

33. Explanation of transition to Adopted IFRSs continued

Notes to the reconciliation of equity

(A) IAS 38, "Intangible assets", requires that computer software that is "not an integral part of the related hardware" be classified as an intangible asset. Accordingly, the carrying value of computer software of £10.4m at 1 November 2004 and £13.0m at 31 October 2005 has been re-classified from Property, Plant and Equipment to Intangible assets.

(B) Assets that meet the criteria for an asset held for sale under IFRS 5, "Assets held for sale and discontinued operations", should be re-classified as such in the balance sheet. This has led to re-classifications with a net book value of £2.1m at 1 November 2004 and £9.0m at 31 October 2005, relating to yachts, boats, properties and fond de commerce agreements.

(C) In line with IAS 38, "Intangible Assets", all prepaid advertising, marketing and other direct costs of selling holidays are required to be written off as incurred. Under UK GAAP the Group carried such costs on balance sheet, matching them to the season to which they related. This has led to a reduction in net assets of £69.9m at 1 November 2004 (including joint venture and associate £0.9m) and £70.3m at 31 October 2005 (including joint venture and associate £0.9m).

(D) Accommodation prepayments relating to a period outside of the current operating cycle have been re-classified from current to non-current receivables in accordance with IAS 1. The size of this adjustment was £38.7m at 1 November 2004 and £60.6m at 31 October 2005.

(E) Deferred tax assets and liabilities are required to be shown separately on the face of the balance sheet in accordance with IAS 12, "Taxation". At 1 November 2004, £5.6m of existing deferred tax assets have been re-classified from current receivables to non-current deferred tax assets and £15.0m of existing deferred tax liabilities have been re-classified from provisions to non-current deferred tax liabilities. These adjustments were £11.1m and £18.3m respectively at 31 October 2005.

(F) In line with IAS 12, "Taxation", £33.2m of new deferred tax assets and £5.5m of deferred tax liabilities, net £27.7m, were created upon transition to Adopted IFRSs at 1 November 2004. At 31 October 2005, new deferred tax assets of £38.7m and new deferred tax liabilities of £5.5m, net £33.2m, were created.

(G) Current finance lease liabilities of £6.2m have been re-classified from trade payables to interest bearing liabilities and £19.3m for other long-term liabilities to non-current interest bearing liabilities at 1 November 2004. Similar re-classifications of £16.4m and £2.5m respectively occurred at 31 October 2005.

(H) IAS 19, "Employee benefits", requires the Group to accrue for unused annual leave at each balance sheet date. An accrual of £4.0m has therefore been included within the Groups balance sheet at 1 November 2004 and 31 October 2005.

(I) Under Adopted IFRSs, dividends are only deducted from equity once the dividend is an unavoidable liability. At 1 November 2004, the interim dividend for the year ended 31 October 2004, of £9.0m, had not been paid and the proposed 2004 final dividend of £19.4m had not yet been approved by the shareholders. Under UK GAAP, these dividends were accrued as liabilities at 1 November 2004. This liability has been reversed under Adopted IFRSs.

Similarly, dividends totalling £34.4m, which had been accrued at 31 October 2005, have been reversed and added back to equity at that date.

(J) IFRS 2, "Share-based payments", requires that the fair value of share options issued to employees should be calculated and charged to the income statement over the vesting period. The IFRS 2 fair value charge calculated is less than the charge previously accrued by the Group, leading to a write back to accruals of £0.8m at 1 November 2004 and £2.8m at 31 October 2005.

(K) Lease incentives and reverse premiums should be accounted for over the life of the lease term under IFRS, as opposed to until the period of the first rent review under UK GAAP. The Group has therefore written back deferred income of £2.8m at 1 November 2004 and £2.9m at 31 October 2005 in line with recognising such incentives over the full lease term.

(L) The transition to Adopted IFRSs has the impact of decreasing net assets by £3.1m at 1 November 2004 and £4.5m at 31 October 2005 for other movements.

(M) Previously under UK GAAP the Group classified all aircraft maintenance provisions are being payable in greater than one year. Under Adopted IFRSs, £14.8m at 1 November 2004 and £21.3m at 31 October 2005 has been re-classified as being due to be paid within one year.

(N) IAS 19, "Employee benefits", requires that the Group's deficit in relation to defined benefit pension schemes is brought on balance sheet. At 1 November 2004, an existing provision of £1.9m has been increased by £30.8m to give a total liability of £32.7m. At 31 October 2005 a liability of £34.2m was recognised. Both of these liability balances were obtained via actuarial valuations.

(O) IFRS requires that minority interests be shown as part of equity as opposed to non-current liabilities under UK GAAP.

(P) Goodwill is no longer amortised under Adopted IFRSs, with effect from 1 November 2004, leading to a write back under IFRS of £24.9m (including joint venture £0.2m). Offsetting this is £1.9m of amortisation relating to acquired intangible assets.

33. Explanation of transition to Adopted IFRSs continued

(Q) Total equity has been reduced by £53.3m at 1 November 2004 and £26.1m at 31 October 2005 in line with the above adjustments.

A breakdown of these adjustments is:

	Note	1 November 2004 £m	31 October 2005 £m
Prepaid advertising and marketing	C	(69.9)	(70.3)
Defined benefit pension liability	N	(30.8)	(38.2)
Holiday pay accrual	H	(4.0)	(4.0)
Dividend recognition	I	28.6	34.5
Share-based payments	J	0.8	2.8
Lease incentives	K	(2.8)	(2.9)
Taxation	F	27.7	33.2
Goodwill	P	–	24.9
Amortisation of business combination intangibles	P	–	(1.9)
Minority interest	O	0.2	0.3
Other	L	(3.1)	(4.5)
Impact on net assets		(53.3)	(26.1)

Included in these reconciliations are further adjustments necessary to achieve Adopted IFRSs compared to the reconciliations published on 23 March 2006 and available from the "Media-Press Releases" section of the Group's website, www.firstchoiceholidaysplc.com.

These additional adjustments have had no impact on the Income Statement and are principally in respect of the recognition of 2004 and 2005 interim dividends.

The presentation of revenue and cost of sales under both UK GAAP and Adopted IFRSs has also been revised to more accurately reflect the nature of activities undertaken in the Online Destination Services Sector, where the Group acts as an intermediary between service provider and customer. This change has reduced the previously reported comparative ODS revenue and cost of sales by £137.0m each.

33. Explanation of transition to Adopted IFRSs continued

Reconciliation of equity at 1 November 2005 on implementation of IAS 32 and 39

	IFRS 31 Oct 2005 £m	Effect of transition £m	IFRS 1 Nov 2005 £m
Non-current assets			
Property, plant and equipment	284.0	–	284.0
Intangible assets	460.0	–	460.0
Investments in joint venture and associates	34.5	–	34.5
Other investments	0.8	–	0.8
Trade and other receivables	60.6	(8.3)	52.3
Deferred tax assets	49.8	2.1	51.9
	889.7	(6.2)	883.5
Current assets			
Trade and other receivables	315.6	–	315.6
Derivative financial instruments	–	23.0	23.0
Cash and cash equivalents	125.3	–	125.3
Assets held for sale	9.0	–	9.0
	449.9	23.0	472.9
Total assets	1,339.6	16.8	1,356.4
Current liabilities			
Interest-bearing loans and borrowings	(73.3)	3.4	(69.9)
Derivative financial instruments	–	(18.9)	(18.9)
Trade and other payables	(789.8)	(3.9)	(793.7)
Provisions	(21.3)	–	(21.3)
Income tax payable	(28.4)	–	(28.4)
	(912.8)	(19.4)	(932.2)
Non-current liabilities			
Interest-bearing loans and borrowings	(33.9)	–	(33.9)
Employee benefits	(34.2)	–	(34.2)
Other long-term liabilities	(25.3)	–	(25.3)
Provisions	(33.4)	4.2	(29.2)
Deferred tax liabilities	(23.8)	(1.9)	(25.7)
	(150.6)	2.3	(148.3)
Total liabilities	(1,063.4)	(17.1)	(1,080.5)
Net assets	276.2	(0.3)	275.9
Equity			
Share capital	15.9	–	15.9
Share premium	241.5	–	241.5
Other reserves	337.8	4.4	342.2
Retained earnings	(319.3)	(4.7)	(324.0)
Total equity attributable to equity holders of the parent	275.9	(0.3)	275.6
Minority interest	0.3	–	0.3
Total equity	276.2	(0.3)	275.9

33. Explanation of transition to Adopted IFRSs continued

Notes to the reconciliation of equity at 1 November 2005 upon implementation of IAS 32 and 39
To adopt IAS 32 and IAS 39 within the balance sheet as at 1 November 2005, the following adjustments have been necessary:

- The recognition on balance sheet of the fair value of derivative financial assets of £23.0m and the fair value of derivative financial liabilities of £18.9m. Unrealised fair value gains of £6.3m on cash flow hedges are included within the hedging reserve. Unrealised fair value losses of £2.2m on fair value hedges are included within retained earnings. Under UK GAAP derivatives were held off balance sheet and were recognised at the time of the hedged transaction.

- IAS 21 requires that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date. Many businesses within the Group already translated at the closing spot exchange rate at each reporting date under UK GAAP. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to decrease net assets by £4.6m at 1 November 2005.

The total adjustment to net assets, after tax, has been recorded directly to equity and is summarised below:

	Derivative financial instruments £m	Translation at spot rate £m	Deferred tax impact £m	Total £m
Non-current assets				
Trade and other receivables	–	(8.3)	–	(8.3)
Deferred tax assets	–	–	2.1	2.1
Current financial assets				
Derivative financial instruments	23.0	–	–	23.0
Current liabilities				
Trade and other payables	–	(3.9)	–	(3.9)
Finance leases	–	1.4	–	1.4
Loans	–	2.0	–	2.0
Derivative financial instruments	(18.9)	–	–	(18.9)
Non-current liabilities				
Provisions	–	4.2	–	4.2
Deferred tax liabilities	–	–	(1.9)	(1.9)
	4.1	(4.6)	0.2	(0.3)
Equity				
Cash flow hedging reserve	6.3	–	(1.9)	4.4
Retained earnings	(2.2)	(4.6)	2.1	(4.7)
	4.1	(4.6)	0.2	(0.3)

Derivative financial instruments at 1 November 2005 relate to forward foreign exchange contracts, interest rate swaps and fuel swaps. These instruments are used to reduce the exposure of the Group to movements in foreign exchange rates, interest rates and the price of fuel.

33. Explanation of transition to Adopted IFRSs continued

Reconciliation of income

	Note	Year 31 October 2005 UK GAAP £m	Effect of transition £m	Year 31 October 2005 IFRS £m
Revenue	G	2,441.6	–	2,441.6
Cost of sales	G	(2,084.2)	0.8	(2,083.4)
Gross profit	E	357.4	0.8	358.2
Administrative expenses	A,B,F	(241.8)	(0.9)	(242.7)
Share of operating profit of joint venture and associate	C	2.8	(0.9)	1.9
Goodwill amortisation	D	(24.9)	24.9	–
Operating profit		93.5	23.9	117.4
Analysed as:				
Underlying operating profit		118.4	1.8	120.2
Amortisation of business combination intangibles		(24.9)	23.0	(1.9)
Taxation on profits of joint venture and associate		–	(0.9)	(0.9)
		93.5	23.9	117.4
Financial income	E	4.7	3.0	7.7
Financial expenses	E	(9.1)	(3.8)	(12.9)
Net financing expenses		(4.4)	(0.8)	(5.2)
Profit before tax		89.1	23.1	112.2
Taxation	B,F	(33.1)	1.2	(31.9)
Profit for the year		56.0	24.3	80.3
Attributable to:				
Ordinary shareholders		45.8	24.3	70.1
Preference shareholders		10.0	–	10.0
Minority interest		0.2	–	0.2
Profit for the year		56.0	24.3	80.3
Basic EPS		10.8p	2.7p	13.5p
Diluted EPS		10.6p	2.6p	13.2p

Notes to the reconciliation of income

(A) In line with IFRS 2, "Share-based payments", the Group has calculated the expense to be charged to the income statement using binomial and simulation models. The fair value charged calculated by these is lower than the charge calculated using a UK GAAP basis, giving an upside of £0.8m in the year ending 31 October 2005.

(B) Amortisation of acquired intangible assets during the year was £1.9m.

(C) Under UK GAAP, taxation of profits from joint venture and associates is included with the normal taxation charge calculated on profit before tax. Under IFRS, the tax charge for joint ventures and associates of £0.9m is offset against the profit from these businesses.

(D) Goodwill is no longer required to be amortised under IFRS 3. Instead, it is subject to an annual impairment review.

(E) In line with IAS 19, "Employee Benefits", the return on assets of defined benefit pension schemes is classed as financial income and the interest cost on the pension scheme liabilities is shown as a financial expense. Under UK GAAP the pension charge went through cost of sales.

(F) Other minor adjustments to the income statement were upsides of £0.2m in administrative expenses and £0.3m in the tax charge for the year.

(G) Revenue and cost of sales have been restated under both UK GAAP and Adopted IFRSs as set out in note 1 to the accounts.

Cash flow statement

There have no material changes between the cash flow statement presented under UK GAAP and that presented under Adopted IFRSs.

34. Historical record

Profit and loss account	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Revenue	**2,715.3**	2,441.6	2,317.5	2,249.1	2,183.3
Underlying profit before tax	**117.2**	115.0	98.3	87.1	72.5
Taxation on profits of joint venture and associate	**(1.2)**	(0.9)	–	–	–
Amortisation of business combination intangibles	**(11.3)**	(1.9)	–	–	–
Amortisation of goodwill (UK GAAP only)	–	–	(23.6)	(22.5)	(21.4)
Separately disclosed items	**(5.8)**	–	(0.2)	(16.8)	(5.7)
Impairment of goodwill	**(1.4)**	–	–	–	–
Profit before taxation	**97.5**	112.2	74.5	47.8	45.4
Taxation	**(25.2)**	(31.9)	(28.4)	(15.6)	(19.3)
Profit after taxation	**72.3**	80.3	46.1	32.2	26.1
Earnings per ordinary share	**13.7p**	13.5p	6.2p	3.6p	2.5p
Dividends per ordinary share relating to the year	**7.65p**	6.6p	5.5p	5.0p	4.5p

Balance sheet	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Non-current assets	**1,090.8**	889.7	699.7	717.9	737.0
Current assets	**572.0**	449.9	692.6	666.7	641.3
Current liabilities	**(979.3)**	(912.8)	(760.6)	(759.6)	(711.3)
Net current liabilities	**(407.3)**	(462.9)	(68.0)	(92.9)	(70.0)
Total assets less current liabilities	**683.5**	426.8	631.7	625.0	667.0
Non-current liabilities excluding provisions	**(371.3)**	(117.2)	(80.6)	(87.6)	(88.2)
Provisions	**(30.2)**	(33.4)	(63.8)	(59.6)	(87.0)
Minority interests	–	–	(0.2)	(0.1)	(0.2)
Net assets	**282.0**	276.2	487.1	477.7	491.6

Cash flow	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Operating profit	**72.3**	80.3	75.2	68.4	48.7
Other items related to operating activities	**15.1**	41.5	97.2	63.8	107.3
Total cash flows from operating activities	**87.4**	121.8	172.4	132.2	156.0
Dividends received from associate	**0.5**	0.3	0.3	0.3	0.3
Acquisition/(disposal) of subsidiaries, net of cash acquired	**(108.1)**	(33.1)	(10.1)	(9.0)	(24.6)
Acquisition of property, plant and equipment	**(59.6)**	(65.8)	(54.6)	(59.6)	(46.1)
Cash flows from other investing activities	**20.4**	11.2	24.7	19.7	18.4
Total cash flows from investing activities	**(146.8)**	(87.4)	(39.7)	(48.6)	(52.0)
Proceeds from new loans	**213.2**	30.9	5.4	9.4	8.1
Ordinary dividends paid	**(34.7)**	(28.7)	(25.9)	(23.0)	(20.9)
Preference dividends paid	–	(11.0)	(13.5)	(13.5)	(13.5)
Redemption of preference shares	–	(199.5)	–	–	–
Cash flows from other financing activities	**(44.3)**	(13.7)	(77.7)	(75.1)	(60.9)
Total cash flows from financing activities	**134.2**	(222.0)	(111.7)	(102.2)	(87.2)
Increase/(decrease) in cash	**74.8**	(187.6)	21.0	(18.6)	16.8

35. Principal operating subsidiaries

All the principal operating subsidiaries listed below were wholly owned and were consolidated at 31 October 2006. Principal operating subsidiaries are those which, in the opinion of the Directors, significantly affected the Group's results and net assets during the year. The Directors consider that those companies not listed are not significant in relation to the Group as a whole.

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return.

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	United Kingdom	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
First Choice Travel Shops (SW) Limited	United Kingdom	Travel agent
Adehy Limited*	Eire	Travel agent
Specialist Holidays Sector		
Citalia Holidays Limited	United Kingdom	Tour operator
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
First Choice Canada Inc	Canada	Tour operator
First Choice Austria GmbH	Austria	Tour operator
Bosphorus SA	Belgium	Tour operator
Groupe Marmara SAS	France	Tour operator
Tourinter SA	France	Tour operator
First Choice Deutschland GmbH	Germany	Tour operator
I Viaggi del Turchese Srl	Italy	Tour operator
First Choice Nederland BV*	Netherlands	Tour operator
Royal Vacaciones SA	Spain	Tour operator
Taurus Tours AG	Switzerland	Tour operator
StudentCity.com, Inc	USA	Tour operator
Boss Tours North America Inc	Canada	Tour operator
Les Services Educatours Mercier Inc	Canada	Tour operator
Les Tours Jumpstreet Tours Inc	Canada	Tour operator
School Voyageurs (Canada) Limited	Canada	Tour operator
Educational Tours, Inc	USA	Tour operator
EEFC, Inc	USA	Tour operator

NOTES TO THE ACCOUNTS
continued

35. Principal operating subsidiaries continued

	Country	Nature of business
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Travel Class Limited	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Sunsail Worldwide Sailing Limited	United Kingdom	Tour operator
Mariner International Travel, Inc	USA	Tour operator
The Moorings Limited	British Virgin Islands	Tour operator
Yachts International Limited	British Virgin Islands	Tour operator
Crown Blue Line Limited	United Kingdom	Tour operator
Porter and Haylett Limited*	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Adventures Worldwide Limited	United Kingdom	Tour operator
Peregrine Adventures Pty Ltd	Australia	Tour operator
FC Adventures Canada, Inc	Canada	Tour operator
MyPlanet International A/S	Denmark	Tour operator
Aventuria SA	France	Tour operator
Sawadee Amsterdam BV	Netherlands	Tour operator
Caradonna Caribbean Tours, Inc	USA	Tour operator
Country Walkers, Inc	USA	Tour operator
International Expeditions, Inc	USA	Tour operator
Intrav, Inc	USA	Tour operator
Park East Tours, Inc	USA	Tour operator
TCS Expeditions, Inc	USA	Tour operator
TRAVCOA Corporation	USA	Tour operator
Your Man Tours, Inc	USA	Tour operator
Clipper Cruise Line, Llc	USA	Cruise vessel operator
Peregrine Shipping Pty Ltd	Australia	Tour operator
Online Destination Services Sector		
Barceló Destination Services SLU	Spain	Destination services
Hotelbeds USA, Inc	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds SLU	Spain	Online accommodation
Hotelopia SL	Spain	Online accommodation
Pacific World Limited	Hong Kong	Destination services
Hotelbeds (Shanghai) Commercial Services Co., Limited	People's Republic of China	Destination services
Pacific World Singapore Pte Limited	Singapore	Destination services

COMPANY ACCOUNTS

Company balance sheet
at 31 October 2006

	Note	2006 £m	Restated 2005 £m
Fixed assets			
Investments in subsidiary undertakings	D	580.0	527.7
Investment in joint venture	D	35.9	35.9
Investment in associate	D	2.9	2.9
Total investments		618.8	566.5
Current assets			
Debtors	E	291.0	168.2
Cash at bank and in hand	F	1.3	0.9
		292.3	169.1
Creditors: amounts falling due within one year	G	(2.6)	(38.5)
Net current liabilities		289.7	130.6
Total assets less current liabilities		908.5	697.1
Creditors: amounts falling due after more than one year	H	(244.1)	(0.6)
Net assets		664.4	696.5
Capital and reserves			
Called up share capital	I	15.9	15.9
Share premium account	J	242.0	241.5
Capital reserve	J	201.4	201.4
Merger reserve	J	165.8	165.8
Profit and loss account	J	39.3	71.9
Shareholders' funds		664.4	696.5

The financial statements were approved by the Board of Directors on 6 December 2006 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Finance Director

NOTES TO THE COMPANY ACCOUNTS

A. Accounting policies

Basis of preparation
Except in respect of changes of accounting policy set out below, the following accounting policies have been consistently applied in dealing with items considered material in relation to the Company's financial statements.

Accounting convention
The financial statements have been prepared in accordance with applicable UK accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets. The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The Company has taken advantage of the exemption under Section 230(4) of the Companies Act 1985 from presenting its own profit and loss account. The profit after tax included in the financial statements of First Choice Holidays PLC, determined in accordance with the Act, was £1.9m (2005 restated: £86.9m).

Under Financial Reporting Standard No 1 (revised), the Company is exempt from the requirement to prepare a cash flow statement as its cash flows are included within the published consolidated statement of cash flows of First Choice Holidays PLC.

The Company has taken advantage of the exemption contained within FRS 8 and has not therefore disclosed transactions or balances with entities which form part of its Group.

Prior year adjustments and changes in accounting policy
The Company has adopted the following new Financial Reporting Standards during the year:

FRS 20: "Share-based payment"
FRS 20 requires that the fair value of share options granted to employees is recognised as an expense with a corresponding increase in equity. However, during the current and prior year, the Company had no employees and only issued share options to employees of its operating subsidiaries. Consequently, no profit and loss charge has been recorded in the current or prior year. Previously, under UITF 17 (revised 2003), the intrinsic value of share options issued at a discount was recognised as an expense. Adoption of FRS 20 has restated and increased profit after tax for the year ended 31 October 2005 by £2.2m with a corresponding charge to equity. There is therefore no prior year adjustment to the value of net assets at 31 October 2005.

FRS 21: "Events after the balance sheet date"
FRS 21 requires dividends are recorded as liabilities in the period in which they are authorised and approved. Previously, proposed dividends were recorded as liabilities in the period, notwithstanding that they were declared and approved after the balance sheet date. This change in accounting policy has resulted in dividends proposed in December 2005 and recorded in the balance sheet at 31 October 2005 only being recognised during the current year. The impact of this restatement is to increase net assets at 31 October 2004 and 31 October 2005 by £28.6m and £34.5m respectively.

FRS 25: Financial instruments "Disclosure and presentation"
The Company has adopted, with effect from 1 November 2005, the disclosure and presentation requirements of FRS 25. Comparative financial information has not been restated.

FRS 26: Financial instruments "Measurement"
The Company has adopted, with effect from 1 November 2005, the measurement requirements of FRS 26. Comparative financial information has not been restated.

Investments
In the Company's financial statements, investments in subsidiaries, joint venture and associate undertakings are stated at cost less provision for impairment. Dividends received and receivable are credited to the Company's profit and loss account.

Foreign currencies
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Sterling at foreign exchange rates ruling at the dates the fair values were determined.

Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any differences between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Classification of financial instruments issued
Financial instruments issued by the Company are treated as equity only to the extent that they meet the following conditions: they include no contractual obligation upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company and; where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

Taxation
The charge for taxation is based on the profit or loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the financial statements.

Dividend distribution
Dividend distribution to the Company's shareholders is recognised as a liability and deducted from equity in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

B. Directors' remuneration and employees
Details of directors' emoluments, gains made by them on exercise of share options, amounts receivable by them under long-term incentive schemes and pension entitlements in the current and prior years are contained in the Report of the Board to Shareholders on Directors' Remuneration.

The Company had no employees.

Details of share options issued by the Company are given in note 5 to the consolidated financial statements.

C. Dividends
Details of dividends paid and proposed by the Company in the current and prior year and details of dividends proposed subsequently to the balance sheet date are given in note 8 of the consolidated financial statements.

D. Investments

	Shares in subsidiaries £m	Investment in joint venture £m	Investment in associate £m
Cost			
At 1 November 2005	537.9	35.9	2.9
Acquisitions	52.3	–	–
At 31 October 2006	**590.2**	**35.9**	**2.9**
Provision for diminution in value			
At 1 November 2005 and at 31 October 2006	**10.2**	–	–
Net book value			
At 31 October 2006	**580.0**	**35.9**	**2.9**
At 31 October 2005	527.7	35.9	2.9

Details of the principal operating subsidiaries held directly and indirectly by the Company and of companies acquired in the year ending 31 October 2006 can be found in note 35 of the consolidated Group financial statements.

Details of the joint venture and associate investments held by the Company are set out in note 12 of the consolidated Group financial statements.

E. Debtors

	2006 £m	2005 £m
Amounts due from subsidiaries	287.2	166.4
Other debtors	3.8	1.8
	291.0	168.2

F. Cash at bank and in hand

	2006 £m	2005 £m
Cash at bank and in hand	1.3	0.9

G. Creditors: amounts falling due within one year

	2006 £m	Restated 2005 £m
Bank loans and overdrafts	–	30.0
Other creditors	1.2	5.8
Other taxes and social security costs	1.3	2.6
Accruals and deferred income	0.1	0.1
	2.6	38.5

Included in other creditors at 31 October 2005 are amounts in respect of deferred and contingent consideration payable for acquisitions of £4.0m.

H. Creditors: amounts falling due after more than one year

	2006 £m	2005 £m
Bank loans	242.8	–
Deferred and contingent consideration	1.3	0.6
	244.1	0.6

I. Share capital

	2006 £m	2005 £m
Authorised		
800,000,000 (2005: 800,000,000) ordinary shares of 3p each	24.0	24.0
Allotted, called up and fully paid		
530,230,326 (*2005: 529,658,730*) ordinary shares of 3p each	15.9	15.9

The Company issued 571,596 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	403,359
Savings Related Share Option Scheme	168,237
	571,596

The share premium arising on the above issues was £0.5m.

J. Capital and reserves

Company	Share capital £m	Share premium £m	Capital reserve £m	Merger reserve £m	Profit and loss account £m	2006 Total £m	2005 Total £m
At 1 November 2005 as previously reported	15.9	241.5	201.4	165.8	37.4	662.0	807.3
Change in accounting policy of recognition of dividend liabilities (note A)	–	–	–	–	34.5	34.5	28.6
Balance at 1 November 2005 as restated	15.9	241.5	201.4	165.8	71.9	696.5	835.9
Profit for the year	–	–	–	–	1.9	1.9	86.9
Dividends paid	–	–	–	–	(34.5)	(34.5)	(28.6)
Shares issued	–	0.5	–	–	–	0.5	1.8
Redemption of preference shares	–	–	–	–	–	–	(199.5)
At 31 October 2006	**15.9**	**242.0**	**201.4**	**165.8**	**39.3**	**664.4**	**696.5**

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The profit after taxation for the financial year of First Choice Holidays PLC was £1.9m (2005: profit after taxation of £86.9m).

Shareholders' funds are all due to equity shareholders.

K. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

BOARD OF DIRECTORS

Sir Michael Hodgkinson
Chairman (Age 62)
Sir Michael Hodgkinson joined the Board as Non-Executive Director on 1 January 2004 and became Chairman on 11 March 2004. Following an early career in the automotive industry, Sir Michael was appointed Chief Executive of Grand Metropolitan's European Food Division in 1986 and in 1992 he joined BAA plc, becoming Chief Executive in 1999, a post from which he retired in June 2003.

He is Senior Non-Executive Director at Royal Mail and Chairman of Post Office Limited and a Non-Executive Director of FKI plc, Transport for London Limited and Dublin Airport. He was also a director of Bank of Ireland plc from May 2004 until July 2006.

Sir Michael has in-depth experience of both substantial public companies and the travel industry.

Peter Long
Chief Executive (Age 54)
Peter Long joined the Board on 1 October 1996 as Managing Director of First Choice Holidays & Flights. On 11 November 1996 he was appointed Group Managing Director and became Chief Executive on 6 September 1999. Prior to joining First Choice Holidays PLC, he was Chief Executive of Sunworld Holidays, having previously been Finance Director then Chief Executive of the tour operating division of the International Leisure Group.

In October 2002 he was appointed a Non-Executive Director of Rentokil Initial Plc and joined the Board of Debenhams PLC as a Non-Executive Director in May 2006. He was a director of RAC plc (formerly Lex Service Plc) from February 2001 to June 2005.

Paul Bowtell
Group Finance Director (Age 38)
Paul Bowtell joined the Board as Group Finance Director on 6 September 2004. He was previously the Finance Director of British Gas, a subsidiary of Centrica plc, where he had been since January 2002. Prior to that, he was with W H Smith plc where he held a number of corporate centre roles before becoming the Finance Director of the UK Retail business. He is an Associate of the Institute of Chartered Accountants in England and Wales.

Bill Dalton
Non-Executive Director (Age 63)
Bill Dalton became a Non-Executive Director on 6 October 2004. He was previously Chief Executive of HSBC Bank plc and Global Head of Personal Financial Services for the HSBC Group. During his banking career, he has amassed a great deal of international expertise. Bill is also a Non-Executive Director of a number of UK and North American companies including Swiss Re GB plc, Associated Electric and Gas Insurance Services (AEGIS), HSBC Finance, Inc and Talisman Energy, Inc.

Simón Barceló
Non-Executive Director (Age 40)
Simón Barceló joined the Board on 6 July 2000 in accordance with the terms of the Relationship Deed between Barceló Corporación Empresarial SA and the Company. On 30 August 2002 he resigned his executive position as President of the Barceló Travel Division, as envisaged at the time of the acquisition, and became a Non-Executive Director.

He was Senator for Mallorca and occupied the 3rd Secretariat of the Spanish Senate from October 1989 to July 1993. From July 1993 to February 2000 he was Vice-Chairman of Barceló Corporación Empresarial and was appointed Chairman and CEO in June 2000.

Susan Hooper
Non-Executive Director (Age 46)
Susan Hooper joined the Board as a Non-Executive Director on 10 March 2005. She is currently the Senior Vice President, International Managing Director, Royal Caribbean and Celebrity Cruises International. She joined Royal Caribbean from Avis Europe where she was Commercial Vice-President. Prior to this she gained extensive international experience with Saatchi & Saatchi, McKinsey & Co and PepsiCo International.

Susan is currently a Director of Sunshine Cruises Limited (the joint venture between First Choice and Royal Caribbean), Transcom Worldwide SA and is a trustee of The Suzy Lamplugh Fund.

Dermot Blastland
Managing Director (Age 56)
Mainstream Holidays Sector
Dermot Blastland joined the Board on 6 September 1999. He is Managing Director, Mainstream Holidays, and is the Group Board Director with responsibility for Sustainable Development, having previously held positions as Managing Director of First Choice Holidays and Flights, Ski, Lakes & Mountains and President of Signature Vacations. Prior to joining the Company in February 1988, he was Commercial Director at Thomson and subsequently Managing Director of Portland Holidays.

Tony Campbell
Non-Executive Director and Senior Independent Director (Age 57)
Tony Campbell became a Non-Executive Director on 1 April 1997. He was Deputy Chief Executive of Asda Stores Limited and a director of Asda Stores PLC until 2 March 2001. He is Chairman of Hobbs Headco Limited, Chairman of T M Lewin and Sons Ltd. and a director of Alaska Food Diagnostics Limited.

Clare Chapman
Non-Executive Director (Age 46)
Clare Chapman became a Non-Executive Director on 11 March 2003. She has been appointed as the Director General of Workforce for the NHS and Department of Health and takes up her new position in January 2007. Prior to this she was the Group HR Director of Tesco PLC.

In addition, Clare serves on the Board of the Qualifications and Curriculum Authority (QCA) and on the Advisory Board of the Judge Business School, University of Cambridge.

Jeremy Hicks
Non-Executive Director (Age 53)
Jeremy Hicks became a Non-Executive Director in February 2005. He is the Finance Director of Aegis plc where he has overseen the expansion of the business from a European media agency into a global business with twin competences in media and market research.

Up until 1999 he was Finance Director of Abbot Mead Vickers plc (AMV), where he played a key role in the strategic development of the Company into one of the largest marketing services groups in the UK.

Giles Thorley
Non-Executive Director (Age 39)
Giles Thorley became a Non-Executive Director in February 2006 and is currently the Chief Executive Officer of Punch Taverns plc.

After qualifying as a Barrister, he had an early career at Nomura International plc. He has been in his current post of Chief Executive of Punch Taverns plc since 2001. At Punch, he successfully led the IPO and Punch's subsequent acquisition of Pubmaster and Spirit Group to its current position as the largest pub company in the UK.

REPORT OF THE DIRECTORS

The Directors submit their report to the members of First Choice Holidays PLC for the year ended 31 October 2006.

Results and dividends
The Group profit before taxation for the year was £97.5m (2005: £112.2m).

The Directors recommend a final dividend of 5.40p (2005: 4.65p) net per ordinary share, payable on 10 April 2007 to holders on the register at the close of business on 9 March 2007. When taken with the interim dividend of 2.25p (2005: 1.95p) net per ordinary share paid on 1 November 2006, this gives a total dividend of 7.65p (2005: 6.60p) relating to the year ended 31 October 2006.

Business review and activity
The Group's principal activity is that of an international leisure travel business providing integrated tour operations, specialist holidays and online accommodation. It operates from 17 countries including the UK, Ireland, the USA, Canada, France, Germany and Spain.

The Business and Financial Review for the year ended 31 October 2006 is set out on pages 4 to 21.

People agenda
It is our vision to be the "First Choice" for people wanting to work in leisure travel. Achieving this vision helps drive profitable growth across the Group.

First Choice operates a global portfolio of businesses, employing approximately 15,000 people across the Group – based in the UK and throughout the USA, Canada, Africa, Asia, Australia and Continental Europe. Although businesses within our portfolio are at various stages of development and maturity, together we all share common values. Our aim is to reward, develop and promote our people in a way that is right for them, taking into account the environment in which they operate.

Our commitment is to:

- engage employees in our aims and success – and in issues that affect them.
- promote a positive workplace.
- reward them in a way which is relevant to them and reflects their contribution to the Group's success.

Rewarding people and valuing their contribution
First Choice's goal is to have a reward strategy which underpins business objectives within Group-wide principles which provide a framework for local environments. Recognising and rewarding our employees in ways that are effective for them is a key driver for engagement and high performance. Our reward strategy takes into account base pay, competency pay, incentives, benefits and non-cash based rewards. We make every effort to measure the input and results of both individuals and teams. Many UK employees participate in the Share Incentive Plan, giving them an interest in the financial performance of their Company.

Ensuring our employees share our aims and are involved in matters that affect them is a key challenge for us. We employ people in many countries around the world – a significant number of whom are engaged on a seasonal basis. We start by employing people we believe share our passion for our customers and products and build engagement through consultation and by providing regular local and global updates in ways which suit our employees' working environment and culture.

We encourage the participation of employees through frequent "Work in Partnership" meetings led by senior management. Regular meetings also take place with recognised trade unions. The "First Voice" survey is sent to all employees worldwide and we monitor the responses closely and adapt and change policies and practices taking account of the comments and views of employees.

We have recently established a new extranet website to enhance communications across the whole Group and this now provides a central source where all employees can find both external and internal information about the Sectors and various businesses in the Group. Additionally each Sector has its own tailored approach to communication which reflects its particular needs.

As a Group we operate in diverse cultures and understand the need to rule out discrimination on any grounds including ethnicity, gender, disability and age. If applicable and possible, alternative suitable employment would be found for any employee who becomes disabled during the course of employment provided that they can be employed in a safe working environment. We continue to develop policies on non-discrimination and inclusiveness in line with best practice and these are incorporated into training for line managers as a key part of induction programmes. Unfair treatment of any employee is not tolerated and a confidential hotline is available for all employees worldwide – there is a translation service in place for non-English speaking employees.

Attracting, developing and retaining talent
We continue to be proud of the commitment and dedication of our employees in achieving the levels of service and efficiency which make First Choice stand out from our competitors. Every effort is made to encourage and develop all employees to realise their maximum potential. We are committed to using the most effective recruitment methods in all the countries in which we operate and to build skills and knowledge in ways which suit both the business and our employees.

We continue to invest in our leadership capability. For example, the majority of our senior managers have now attended a Strategic Leadership programme at an International Business School. This programme, which extends across all Sectors of the Group, builds the skills and capability of those with the greatest responsibility for leadership and strategy. Investment in the capability of our people is a priority and all employees have had the opportunity to provide feedback on their training needs for the coming year.

Each year our employees have the opportunity to meet their line manager at least once to discuss their performance over the previous year and make plans for development in the coming year. The "Personal Development Update" allows individuals to identify training opportunities and understand the role they play in First Choice's success. The update is designed to ensure that each person has objectives supporting business plans.

Retaining key employees is critical to our continued business success. Group-wide talent is reviewed on a regular basis at Board level and our focus is to retain and develop individuals to carry the business forward. We actively move people to career opportunities across the Group to enhance the mix of innovative, entrepreneurial and general management skills. In order to meet seasonal demands we continue to move our best frontline staff between retail, overseas representation and airline cabin crew roles. This develops a multi-skilled workforce that has year-round experience of working with our customers.

Policy and practice on payment of suppliers

Group – First Choice Holidays PLC and subsidiary companies

The Group's operating units are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. Due to the nature of the Group's operations and in common with the industry as a whole, payments are often made in advance of the provision of goods and services. The Group does not follow any code or statement on payment practice but it is Group policy that payments to suppliers, whether in advance or after the provision of the goods or services, are made on the basis of the terms that have been agreed with them.

Company – First Choice Holidays PLC

The Company has no material contracts for the supply of goods or services. Where the Company is the recipient of goods or services, payment of suppliers is conducted by one of the Group companies in accordance with the policy set out above.

Directors

The Directors who served during the year are set out below:

Sir Michael Hodgkinson	Non-Executive Chairman	
Peter Long	Chief Executive	
Paul Bowtell	Group Finance Director	
Dermot Blastland	Managing Director, Mainstream Holidays	
Tony Campbell	Non-Executive Director and Senior Independent Director	
Clare Chapman	Non-Executive Director	
Simón Pedro Barceló Vadell	Non-Executive Director	
Jeremy Hicks	Non-Executive Director	
Susan Hooper	Non-Executive Director	
Bill Dalton	Non-Executive Director	
Giles Thorley	Non-Executive Director	Appointed 1 February 2006

As at 31 October 2006, the Board comprised three Executive Directors and eight Non-Executive Directors (including the Chairman). There have been no changes to the Board since that date. Biographical details of all the Directors are set out on pages 80 to 81. In accordance with the Articles of Association, one-third of the Board members will retire by rotation and additional biographical details to enable shareholders to make an informed decision on the reappointment of the Non-Executive Directors are contained in the 2007 Notice of the Annual General Meeting (AGM). The Directors retiring by rotation at the AGM are Peter Long, Simón Barceló, Bill Dalton and Paul Bowtell. Peter Long, Bill Dalton and Paul Bowtell intend to offer themselves for re-election and are eligible to do so. The Board recommends to shareholders the reappointment of all four Directors retiring at the meeting and offering themselves for reappointment on the basis that they are all effective Directors of the Company and demonstrate the appropriate level of commitment in their respective roles. Tony Campbell retires in accordance with the Combined Code, which requires that he submits to annual re-election, as he has more than nine years' continuous service as a Non-Executive Director. The Board, including all the other members deemed independent, is completely satisfied that he remains independent in character and judgment.

The terms of the Directors' service contracts are disclosed in the remuneration report commencing on page 85. Directors' interests in the shares of the Company are disclosed on page 89. Directors' interests in any contract of significance to the Group's business are disclosed in note 31 to the accounts.

Directors' Insurance

The Company has purchased, and maintained throughout the year, directors' and officers' liability insurance.

Substantial shareholdings

As at 6 December 2006 the Company was aware of the following interests in the issued ordinary share capital of the Company:

	Shares (millions)	%
Scottish Widows Investment Partnership	52,316,224	9.87
Newton Investment Management	44,907,044	8.47
Barclays PLC	36,189,762	6.83
Legal & General	35,963,421	6.78
Barceló Corporación Empresarial SA	32,625,919	6.15
M&G Investment Management	26,418,428	4.98
Goldman Sachs International	21,520,010	4.06

Save as above, no other person has reported an interest, which is notifiable under the Companies Act 1985, being an interest of 3% or more in the issued ordinary share capital.

REPORT OF THE DIRECTORS
continued

Going concern
After making appropriate enquiries, the Directors have reasonable expectation that the Company and Group have adequate resources to continue operations for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts.

Charitable and political donations
During the year, the Group made charitable donations of £87,000 (2005: £87,000). The Group made no political contributions during the year (2005: £nil).

Financial instruments
Details of the Group's financial risk management objectives and related policies are given in note 25 to the financial statements.

Auditors
In accordance with Section 384 of the Companies Act 1985, a resolution regarding the reappointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Statement of the Directors as to disclosure of information to Auditors
The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's Auditors are unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

Other matters
An explanation as to the business, other than routine business, to be transacted at the Annual General Meeting which is to be held on Wednesday 7 March 2007 at 10.30am, is contained in the explanatory notes to the Notice of Annual General Meeting which accompanies this Report and Accounts.

By Order of the Board

Andrew John
Company Secretary
6 December 2006

REPORT OF THE BOARD TO SHAREHOLDERS ON DIRECTORS' REMUNERATION

Remuneration Committee
The Remuneration Committee (the Committee) is responsible for all aspects of remuneration and contractual terms and conditions of the Executive Directors and members of the Group Management Board (GMB). The Remuneration Committee sets the remuneration policy and strategy for these employees and determines appropriate reward packages for them. The activities of the Committee are governed by its Terms of Reference, which have been approved by the Board and can be found on the First Choice Holidays PLC website at www.firstchoiceholidaysplc.com

The Committee is composed entirely of independent Non-Executive Directors. No member of the Committee has any personal financial interest (other than as a small shareholder – as disclosed in the interests in shares and options table on page 89) in the business of the Group. There are no conflicts of interest arising from Committee members' cross-directorships and they do not participate in any bonus schemes, pension plans, share options or any employee share scheme. Members of the Remuneration Committee have no day-to-day involvement in the running of the Group.

The current membership of the Remuneration Committee is:

Clare Chapman (Chairman)
Tony Campbell
Bill Dalton

During the year, the Committee met on four occasions.

The Committee has appointed Mercer Human Resource Consulting (Mercer) to provide independent advice on all aspects of senior management remuneration. Mercer also provides salary benchmarking information to the Group from time to time and external verification of the calculations of the performance conditions used in the Performance Share Plan and Deferred Annual Bonus Scheme (explained in greater detail below).

In addition, the following principal advisers provided advice to the Committee during the year:

- Watson Wyatt Limited prepared the Total Shareholder Return (TSR) calculations for the Restricted Share Plan. Watson Wyatt does not have any other connection with the Group.

- Herbert Smith advised on the Directors' Remuneration Report and on various legal issues relating to the Company's share schemes. Herbert Smith also advises the Group on legal issues generally.

Peter Long (Chief Executive) attends meetings of the Committee to make recommendations relating to the performance and remuneration of his direct reports. Bill Logan (Group HR Director) also provides advice and guidance to the Committee. Andrew John (Company Secretary) acts as Secretary to the Committee. Peter Long, Bill Logan and Andrew John are not in attendance when their own remuneration is considered.

The Committee is constituted, and operated throughout the review period, in accordance with the relevant provisions of the Combined Code. This report complies with the Directors' Remuneration Report Regulations 2002. A resolution will be put to the shareholders at the Annual General Meeting on 7 March 2007 inviting them to consider and approve this report.

Remuneration policy
The objective of the Group's remuneration policy is to provide competitive packages to motivate, reward and retain high-calibre individuals at senior management level. The main principles of this policy are to:

- set the total remuneration package at an appropriate level to reflect the competitive market in which the Group operates.

- link a substantial proportion of the total remuneration package to the achievement of demanding performance targets.

- structure the reward of senior management to align their interests with those of the shareholders.

- ensure the development of a high-performance culture throughout the Group.

The remuneration arrangements are kept under regular review to ensure that they are appropriate and the last extensive review was undertaken in 2004, with new long-term incentive plans put in place in 2005. The Committee believes that the current arrangements remain appropriate.

Elements of remuneration
The Executive Directors' total remuneration consists of the following elements:

- Base salary.

- Annual bonus.

- Long-term incentives.

- Pensions and life assurance.

- Other benefits.

The chart below sets out the balance between fixed pay (A and D) and performance related pay (B and C) under the current arrangements.



D
A
C
B
A Base salary
B Annual bonus
C Long-term incentives
D Pensions and benefits

Base salary
The Committee's policy is that base salaries for the Executive Directors should be paid at a market-competitive level measured against base salaries paid for equivalent roles in UK companies of broadly similar size and complexity and from which the Group attracts talent. The Committee assesses the market information and applies its judgment in setting the salary levels – having regard to job size, function and personal performance. It reviews the base salaries of Executive Directors annually and takes note of relative pay and employment conditions within the Group in determining annual salary reviews.

Annual bonus
Each Executive Director participates in an annual non-pensionable bonus plan. The Committee reviews the targets on an annual basis. The maximum bonus potential is 100% of base salary for the Chief Executive and 87.5% for the other Executive Directors. For the financial year ending 31 October 2006, the annual bonus performance targets related to the achievement of pre-tax profits and strategic personal objectives. For the Chief Executive and Finance Director, 80% of the annual bonus was based on Group pre-tax profit and 20% on personal objectives. For the Managing Director of the Mainstream Holidays Sector, 40% of his annual bonus was based on Group pre-tax profit, 40% on pre-tax profit of the Mainstream Sector and 20% on personal objectives. The achievement of strategic personal objectives by the Executive Directors is considered by the Committee when determining the level of any bonus awards. In aggregate, bonuses of £1,078,000 were awarded to the Executive Directors for the year under review (2005: £1,186,250).

Long-term incentives
As a result of the Group's transition to reporting under Adopted IFRSs, the Group's additional measure of earnings per share (EPS) is calculated as set out in note 9. The Remuneration Committee will use this measure of EPS in the performance conditions for the long-term incentive plans. References to EPS in the remainder of this report are to the EPS measure currently included in the various schemes' rules.

Deferred Annual Bonus Scheme (DABS)
The Deferred Annual Bonus Scheme was approved at the AGM in March 2005. Under the DABS, the Executive Directors are required to defer 25% of their performance-related annual bonus and have the opportunity to defer up to an additional 25% of their bonus into Company Shares (deferred shares). A conditional award of matching shares equal to four times the number of deferred shares is made at the same time.

Deferred shares normally vest after three years and matching shares also vest after three years subject to the achievement of performance conditions, as determined by the Committee. No matching shares will vest unless the annual average of the ratio of the Group's return on invested capital (ROIC) to the weighted average cost of capital (WACC) exceeds 100% over the 3-year period. A hurdle of ROIC, being at least equal to WACC, is used to ensure that the relevant long-term incentive schemes pay out only when shareholder value is being created over the performance periods. If the ROIC/WACC hurdle is met, shares will only vest to the extent to which two further performance conditions are satisfied over the 3-year period as follows:

- Up to three-quarters of the matching shares will vest based on growth in the Group's EPS, before goodwill amortisation and exceptional items, in relation to the growth in the UK Retail Price Index (RPI) as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of matching shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

- Up to one-quarter of the matching shares will vest based on the Group's ranking of Total Shareholder Return (TSR) performance in relation to the TSR of the FTSE mid-250 constituents (excluding Investment Trusts) over the three-year period as shown in the table below:

TSR Ranking	Proportion of matching shares vesting
Below median	0%
Between median and upper quartile	On a straight-line basis between 10% and 100%
At or above upper quartile	100%

The Committee considers that EPS and TSR are the key performance conditions that are most relevant to the Group. EPS is a key indicator of the Group's underlying financial performance whilst TSR is a relative measure of shareholder value creation. There will be no re-testing of the performance conditions after the three-year performance period.

The first bonus deferral under the DABS was made in December 2005, based on the annual bonus earned in the financial year ended 31 October 2005. The deferred shares under this first award will vest in two tranches: two-thirds of the award will vest in December 2007 and the remainder in December 2008. This first award is in two tranches to acknowledge the time delay from the introduction of the scheme to the release date and only applies to the December 2005 deferral – thereafter all bonus deferrals will vest after three years as described above. In aggregate, matching shares of 1,034,900 were awarded to Executive Directors for the year ended 31 October 2005. The Executive Directors elected to defer an additional 25% of the annual bonus entitlement for the year ended 31 October 2005 (50% of the annual bonus in total).

Performance Share Plan (PSP)
Under the PSP, the Executive Directors are eligible to receive conditional awards of shares annually, which vest after a three-year period subject to the achievement of performance conditions, as determined by the Committee. No shares will vest unless the ROIC/WACC hurdle, which is the same hurdle as for the DABS above, is met over the three-year period.

If the ROIC/WACC hurdle is met, shares will only vest to the extent to which a performance condition based on growth in EPS, before goodwill amortisation and exceptional items, in relation to RPI growth over the three-year period is met, as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

There will be no re-testing of the performance conditions after the three-year performance period. The Chief Executive will be eligible to receive an annual award equivalent to 100% of his salary and the other Executive Directors will be eligible to receive annual awards of 75% of their respective salaries. The first award under the PSP was made in December 2005.

Long-term cash bonus for the Chief Executive
The Chief Executive, Peter Long, participates in a long-term cash bonus (the Bonus), which was approved at the AGM in March 2005. A one-off cash bonus will be payable at the end of a five-year period ending 31 October 2009, subject to meeting pre-determined performance conditions over that period. The objective of the Bonus is to incentivise the Chief Executive to achieve demanding financial and personal objectives and to ensure his retention by the Group. The maximum that may be earned under the Bonus is £1.5m. No payment will be made unless the ROIC/WACC hurdle, as described in the DABS section above, is met over the five-year period. The amount of bonus payable will depend on the extent to which the following three separate performance tests are met:

- 50% of the Bonus will depend on relative TSR against constituents of the FTSE mid-250 (excluding investment trusts) and will be paid out according to the same schedule set out under the DABS section above.
- 35% of the Bonus will be based on the growth in EPS, before goodwill amortisation and exceptional items, against RPI growth and will be paid out according to the same schedule set out under the DABS and PSP sections above.
- The remaining 15% of the Bonus will be payable for the achievement of personal objectives which is assessed against key strategic and leadership targets as determined by the Committee.

The Bonus is non-pensionable.

Restricted Share Plan (RSP)
The final award of restricted shares under the RSP was made in December 2004. Awards were made on an annual basis to most participants. The exception was the Chief Executive who received periodic awards so that the total original value of all his outstanding awards was equal to four times his annual salary.

The other Executive Directors received annual grants with an original value equivalent to 50% to 100% of salary. Shareholder approval was obtained at the AGM in March 2005 to change the performance condition previously attached to the RSP (which was TSR-based) to the performance conditions attached to the awards made under the PSP and the Executive Directors agreed to this change in relation to their individual awards. Therefore, all outstanding RSP awards made from 14 December 1999 to 23 December 2004 will now be subject to the ROIC/WACC hurdle and the EPS performance condition described on page 86. The performance period for these awards is 1 November 2003 to 31 October 2006 and there will be no opportunity to retest the performance conditions attached to these awards.

The awards made from 14 December 1999 to 31 October 2003 will mature on 31 October 2006 and, if the performance condition is satisfied, will vest in December 2006. The number of shares maturing will reflect the extent to which the performance conditions are met. The awards granted after 1 November 2003 will not mature until the third anniversary of the date of each award.

Senior Executive Plan (SEP)
The SEP expired in 2004 and the last award under the plan was made in December 2003. Under the SEP, options with original values of between 150% and 200% of base salary were awarded to the Executive Directors in October 2002 and December 2003. At the AGM in March 2005 approval was also obtained to amend the performance condition attached to the vesting of the options to the ROIC/WACC hurdle and EPS growth in relation to RPI growth performance condition as described on page 86. The previous performance condition was based on relative TSR against the constituents of the FTSE mid-250 (excluding investment trusts) measured over a five-year period. The extent to which the outstanding awards made in October 2002 and December 2003 vest on 31 October 2007 and 31 October 2008 respectively will be determined by the extent to which the new performance conditions are met over the five-year performance period corresponding to each award.

Pensions and life assurance
All the Executive Directors participate in a HMRC-registered defined contribution scheme. The Group makes a contribution of 50% of base salary for the Chief Executive. Contributions are paid into a self-invested personal pension up to the HMRC annual allowance limit. Contributions in excess of the annual allowance are made as a non-pensionable cash payment equivalent to the Group's contractual pension contribution.

Pension contributions of 25% of base salary are made for the other Executive Directors.

During 2005, the Committee reviewed the Group's pension policy in anticipation of the introduction of the new pension tax regime in April 2006. It has taken the view that pension scheme participants will not be compensated for any tax adverse consequences. The Committee has also decided that, in the event of a participant in a pension scheme reaching the HMRC lifetime allowance limit, and choosing not to accept further pension contributions, a non-pensionable cash payment, equivalent to the Group's contribution to the pension scheme, will be offered in lieu. The normal retirement date for the Executive Directors is 65 in accordance with changes which came into effect from 1 October 2006 under the Age Discrimination Act.

In the event of death, the pension scheme provides lump sums for the purchase of dependants' pensions of the greater of eight times salary or the value of the pension fund. On death-in-service a lump sum of four times salary is payable. Following the changes to the tax rules from April 2006 any dependant's pension may be paid as an additional lump sum subject to HMRC limits.

Other benefits
Other benefits provided to the Executive Directors include permanent health insurance, private medical insurance, medical examinations, the provision of a company car (or a non-pensionable cash alternative) and holiday concessions of £2,500 per annum. They are eligible to participate in the HMRC-approved Share Incentive Plan which is an all-employee share scheme which enables staff to acquire shares in the Company on preferential terms. To further encourage employee shareholding in the Company, the Share Incentive Plan was enhanced in 2005 to provide for the Company to award a matching share for every four shares bought by a participant under the plan.

Subject to the approval of the Board, the Executive Directors are allowed to accept non-executive director appointments and retain the fees received. Peter Long received and retained non-executive director fees of £98,947 (2005: £61,666) in respect of two appointments.

Shareholding guidelines
In line with its policy of aligning senior management interests with those of shareholders, the Executive Directors and GMB members will be required, by November 2010, to hold, at a minimum, the following number of shares in the Company:

	Number of shares
Chief Executive	500,000
Other Executive Directors	270,000
Other GMB members	100,000 to 175,000

Any newly-appointed Executive Director or GMB member will be required to hold the required shares within five years of appointment.

REPORT OF THE BOARD TO SHAREHOLDERS ON DIRECTORS' REMUNERATION continued

Service contracts

All the Executive Directors have service contracts with the Group which can be terminated on six months' notice from the Director or on 12 months' notice from the Group. Service contracts for the Executive Directors do not include any provisions for the payment of compensation in the event of early termination save for the ability of the Group to exercise its discretion to make a payment in lieu of all or part of the notice period to the Executive Directors subject to any obligation they may have to mitigate any post termination losses. The dates of the service agreements and the notice periods for each Executive Director are set out below:

Executive Director	Date of agreement	Notice period (months)
Peter Long	1 October 1996	12
Dermot Blastland	22 April 1999	12
Paul Bowtell	6 September 2004	12

Non-Executive Directors

The Non-Executive Directors do not have service contracts and do not participate in the Group's pension scheme, annual bonus scheme or long-term incentive schemes. Non-Executive Directors have letters of appointment and their appointments can be terminated by either party serving six months' notice. Each appointment is for three years and they receive a basic annual fee. The fees payable are determined, from time to time, by the Board as a whole, based on relevant external market research and consultations with internal and external advisors.

The Chairman receives fees of £170,000 per annum and the other Non-Executive Directors receive a fee of £33,000 per annum. In addition, the Board pays an additional fee of £5,000 per annum to the Senior Independent Director (Tony Campbell) and to the Chairmen of the Audit and Remuneration Committees (Jeremy Hicks and Clare Chapman respectively). They also receive annual holiday concessions to the value of £2,500 per annum.

Performance graph

Total Shareholder Return (TSR), comprising the changes in value of a share and dividends distributed, can be represented by the value of a notional £100 invested at the beginning of a period and its change over that period. A graph showing TSR in respect of the Group over five years from 1 November 2001 to 31 October 2006 is given below. The TSR performance for the Group is compared with the TSR for the FTSE mid-250 Index, which was considered to be the most appropriate benchmark for comparison purposes as it is the principal index in which the Company's shares are quoted.



Value of £100 Invested in November 2000
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
100
113
136
148
220
261
100
84
114
130
158
216
First Choice
FTSE Mid250

The auditors are required to report on the information contained in the following section of this report.

Remuneration

	2006						2005		
	Salary/ fees £000	Benefits in kind £000	Performance bonuses £000	Total emoluments £000	Pension contributions £000	Total £000	Total emoluments £000	Pension contributions £000	Total £000
Non-Executive Chairman									
Sir Michael Hodgkinson	170	–	–	170	–	170	162	–	162
Executive Directors									
Peter Long	636	40	636	1,312	318	1,630	1,231	300	1,531
Paul Bowtell	350	14	306	670	96	766	788	75	863
Dermot Blastland	364	26	136	526	93	619	677	88	765
Other Non-Executive Directors									
Simón Barceló	33	–	–	33	–	33	33	–	33
Tony Campbell	38	–	–	38	–	38	38	–	38
Clare Chapman	38	–	–	38	–	38	38	–	38
Bill Dalton[1]	33	–	–	33	–	33	35	–	35
Susan Hooper[2]	33	–	–	33	–	33	21	–	21
Jeremy Hicks[2]	38	–	–	38	–	38	25	–	25
Giles Thorley[3]	25	–	–	25	–	25	–	–	–
Resigned									
Terry Green	–	–	–	–	–	–	14	–	14
Richard Fain	–	–	–	–	–	–	14	–	14
Totals	1,758	80	1,078	2,916	507	3,423	3,076	463	3,539

1 Bill Dalton received £2,000 of his 2004 fees in 2005 as an arrears payment.
2 Jeremy Hicks and Susan Hooper were appointed during 2005.
3 Giles Thorley was appointed in February 2006.

The Executive Directors have each elected to defer 50% (2005: 50%) of the annual bonus entitlement for the year ended 31 October 2006 under the terms of the DABS described on page 86.

Interests in shares and options

The interests of Directors in the share capital of the Company are set out below:

	Ordinary shares		Options				*Share awards			
	31 October 2006	31 October 2005	31 October 2006	Granted	Exercised	31 October 2005	31 October 2006	Granted	Exercised	31 October 2005
Sir Michael Hodgkinson	20,000	20,000	–	–	–	–	–	–	–	–
Peter Long	**2,103,645	**2,102,761	1,787,000	–	–	1,787,000	2,725,625	931,737	–	1,793,888
Paul Bowtell	**11,253	10,212	–	–	–	–	997,291	419,849	–	577,442
Dermot Blastland	**333,684	**452,800	829,134	–	–	829,134	1,244,042	453,054	–	790,988
Simón Barceló***	32,641,680	59,131,390	–	–	–	–	–	–	–	–
Tony Campbell	39,661	38,476	–	–	–	–	–	–	–	–
Clare Chapman	–	–	–	–	–	–	–	–	–	–
Bill Dalton	–	–	–	–	–	–	–	–	–	–
Jeremy Hicks	–	–	–	–	–	–	–	–	–	–
Susan Hooper	–	–	–	–	–	–	–	–	–	–
Giles Thorley	25,000	–	–	–	–	–	–	–	–	–

* Includes shares awarded under the Restricted Share Plan, Performance Share Plan and Deferred Share Bonus Plan.
** *Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan.*
*** Simón Barceló's interest in 32,625,919 shares is held through his 6.15% (2005: 11.16%) shareholding in Barceló Corporación Empresarial SA and its wholly-owned subsidiary Barceló Cruceros Marítimos SL (2005: 59,115,629 shares).

The performance criteria relating to the restricted shares and share options are set out on pages 86 to 87.

Share awards/options exercised during the year

No shares were exercised under any of the various plans during the year and therefore there were no gains on the exercise of shares by Directors during the year (2005: £931,538).

Share awards/options granted and outstanding at 31 October 2006

Share options and awards granted to the Executive Directors and outstanding at the year-end under the Performance Share Plan, Deferred Annual Bonus Scheme, Restricted Share Plan and the Senior Executive Plan are set out below.

	Number of shares	Grant date	Option exercise price (p)	Date next exercisable	*Final lapse date
Peter Long					
Performance Share Plan	277,427	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	87,241	14 December 2005	N/A	14 December 2007	14 December 2007
	43,621	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	523,448	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Performance Share Plan	114,504	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	40,713	14 December 2005	N/A	14 December 2007	14 December 2007
	20,356	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	244,276	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	419,548	13 October 2004	N/A	31 October 2007	23 January 2008
	157,894	14 December 2004	N/A	31 October 2007	19 February 2008
Dermot Blastland					
Performance Share Plan	119,084	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme	44,529	14 December 2005	N/A	14 December 2007	14 December 2007
	22,265	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	267,176	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2008
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	9 December 2008	9 December 2010

* In accordance with the amendments to the Restricted Share Plan approved by the shareholders.

During the year, the price of the Company's ordinary shares ranged between 196p and 260.5p and the mid closing price on 31 October 2006 was 225.25p.

On 1 November 2006, the following shares were allocated to the Directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	104
Tony Campbell	390

The report was approved by the Board of Directors on 6 December 2006 and has been signed on its behalf by:

C. Chapman

Clare Chapman
Chairman of the Remuneration Committee
6 December 2006

CORPORATE GOVERNANCE

Corporate Governance
First Choice has maintained its commitment to high standards of corporate governance during the year. Throughout the year, all provisions of the Combined Code were complied with except for Code Provision A3.2 (half the Board, excluding the Chairman, should comprise independent Non-Executive Directors) and Code Provision D1.1 (the Senior Independent Director should meet with a range of major shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns of major shareholders). Explanations for non-compliance are given below.

The Board of Directors
The Company is controlled through its Board of Directors, which meets regularly, including away days to review the strategy of the Group. The schedule of matters specifically reserved to it for decision include: determining the strategy and control of the Group; amendments to the structure and capital of the Group; approval of financial reporting and controls; oversight of the Group's internal controls; approval of capital and revenue expenditure of a significant size; acquisitions, disposals and share dealings; Board membership and appointments; approval of remuneration of Directors and certain senior management; corporate governance matters; and approval of Group policies and risk management strategies.

The Board has delegated authority to the Committees of the Board on specific matters. The executive management is delegated to the Chief Executive, Executive Directors and certain other senior managers who, together, form the Group Management Board (the GMB), the membership of which is disclosed on page 99. Details of the Nomination and Audit Committees are given on page 93 and details of the Remuneration Committee are given on page 85. The Terms of Reference for the Board and its Committees are available for inspection on the Company's website and will be available at the Annual General Meeting (AGM).

The division of responsibilities between the Chairman and Chief Executive is clearly established and has been agreed by the Board. All Directors have access to the advice and services of the Company Secretary and all Directors can take independent professional advice, if necessary, at the Company's expense. No such advice was sought by any Director during the year. The Company has in place appropriate insurance cover in respect of legal actions against its Directors and the level of cover is regularly reviewed. The Company Secretary is responsible for ensuring Board procedures are followed including the formal minuting of any unresolved concerns that Directors may have in connection with the operation of the Company. During the year, there were no such unresolved issues.

Sir Michael Hodgkinson met the independence criteria laid out in the provisions of the Combined Code at the time of his appointment. The Non-Executive Directors met to consider the performance of the Chairman. The views of all the Directors on the Chairman's performance were obtained via a confidential questionnaire and the results were considered by a meeting of the Non-Executive Directors (excluding the Chairman), and discussed with him.

Details of the Chairman's other significant commitments are given in his biography on page 80. The Chairman does have a number of other external roles but the Board is satisfied that these do not interfere with the performance of his duties as Chairman of the Company, which are expected to require at least one day per week. He resigned his position as a director of the Bank of Ireland during the year.

The eight Non-Executive Directors all bring independent judgment to the Board, although the Board accepts that Susan Hooper and Simón Barceló may not be considered to be wholly independent (refer to note 31). The Non-Executive Directors considered to be independent are Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley and Tony Campbell.

Notwithstanding Tony Campbell was first appointed to the Board on 1 April 1997, the Board is entirely satisfied that he is independent in character and judgment and that there are no relationships or circumstances that are likely to affect, or could appear to affect, his judgment. Tony has the broad experience, credibility and commitment required to be an effective independent director and the Board benefits from his wealth of experience, particularly in the retail sector. He continues to make a *significant, valuable and challenging* contribution to both governance and strategic issues whilst demonstrating a continued strong commitment to his role. For these reasons, the Board continues to recognise him as the Senior Independent Non-Executive Director and the Notice of the AGM explains why the Board is recommending him for re-election. In accordance with the Combined Code, Tony will now retire annually and will be subject to a rigorous annual review not only of his performance but also of his independence.

The Board recognises that the Combined Code requires that at least half the Board, excluding the Chairman, should be independent Non-Executive Directors. Giles Thorley was appointed on 1 February 2006 and therefore the Company was compliant with provision A3.2 of the Combined Code for nine months of the year. Giles has also been appointed as a member of the Audit Committee. The Board seeks to ensure that its membership is regularly refreshed.

The letters of appointment of the Non-Executive Directors are available for inspection at the Company's registered offices and will be available at the AGM.

All Directors are subject to re-election by shareholders at intervals of no more than three years. Accordingly, Peter Long, Simón Barceló, Bill Dalton and Paul Bowtell will be proposed for re-election at the Annual General Meeting on 7 March 2007. Full biographical details of all Directors are on pages 80 and 81. Shareholders will be sent, as part of the papers accompanying the resolutions to re-elect the Non-Executive Directors, statements as to why the Company believes they should be re-elected. The Chairman intends to confirm at the AGM that the performance of each individual continues to be effective and to demonstrate commitment to the role.

Nomination Committee
The nomination of suitable candidates for approval of the Board of Directors to fill Executive and Non-Executive vacancies on the Board is carried out by the Nomination Committee, which comprises the Chairman and three Non-Executive Directors. The composition of the Nomination Committee is set out on page 99.

The meeting of the Committee held during the year to consider the appointment of Giles Thorley was chaired by the Non-Executive Chairman. Prior to his appointment, the Nomination Committee considered the existing skills and knowledge of the Board before providing an external search consultancy with a description of the capabilities required for his appointment. As previously disclosed, the Board considered the other commitments of Giles Thorley and he confirmed that he will have sufficient time to fulfil his non-executive role.

Following the appointment of a new Director, the Chairman, in conjunction with the Company Secretary, is responsible for ensuring that a full, formal and tailored induction to the Company is given. A detailed pack and programme was provided to Giles Thorley on appointment.

Audit Committee
The Audit Committee operates under written Terms of Reference to assist the Board in the discharge of its duties with regard to the Group's accounts, the review of internal controls and risk management systems and the external audit.

The composition of the Audit Committee, which is chaired by Jeremy Hicks, is set out on page 99. All members of the Committee are considered to be independent. In accordance with the Combined Code, the Board is satisfied that Jeremy Hicks has "recent and relevant financial experience". Bill Dalton, the former Chief Executive of HSBC Bank plc, also brings additional financial expertise to its deliberations. Giles Thorley was appointed as a member of the Committee on joining the Board. His background in corporate finance, and his experience as the Chief Executive of the highly-acquisitive Punch Taverns plc, greatly assists debate in the Committee.

The Chief Executive, Group Finance Director and Head of Business Assurance are normally invited to attend meetings and other Non-Executive Directors may attend meetings from time to time. The Chairman of the Committee also meets with the external auditors without management present.

The Committee's duties include:

- Monitoring the integrity of the financial statements of the Company and formal announcements relating to the Company's financial performance and reviewing the significant financial reporting judgments contained in them.
- Reviewing the Company's internal financial controls and the Company's internal control and risk management systems.
- Monitoring the effectiveness of the Company's Business Assurance function through meetings with the Head of Business Assurance, the agreement in advance of annual work plans and the review of the results of the work undertaken.
- The consideration of the appointment, re-appointment and removal of the external auditors and the approval of their remuneration and terms of their engagement. During the year, the Audit Committee considered and recommended the reappointment of the incumbent auditors. The detailed scope of the statutory audit is agreed with the external auditors prior to the commencement of their work and their findings are considered prior to the approval of the financial statements. The level of remuneration for these services has been approved. As part of the re-appointment process the independence of the incumbent auditors was reviewed.
- The development of a policy for the engagement of the external auditors to supply non-audit services. The Audit Committee has concluded that, in some cases, the provision of non-audit services by the incumbent auditors, which does not impact on their independence in providing their primary statutory audit role, is appropriate and this has been communicated to the Board. Auditor independence and objectivity are safeguarded by the Audit Committee monitoring and approving, where appropriate, the nature of the work and the level of fees paid for non-audit services as a proportion of the total audit fees paid. The Committee has requested that a formal policy on the engagement of external auditors for non-audit services be drafted for review in the first quarter of next year.

During the year, an assessment of the external auditors was undertaken with the findings being considered by the Audit Committee and discussed with the external auditors. The assessment took the form of a questionnaire circulated to individuals across the Group with whom the auditors had significant dealings. The questionnaire addressed, among other matters, the robustness of the audit, the quality of judgments and the quality of the auditors' personnel and service.

Board and Committee meetings

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
Sir Michael Hodgkinson (Chairman)	9(9)	N/A	N/A	2(2)
Peter Long (Chief Executive)	9(9)	N/A	N/A	N/A
Paul Bowtell (Group Finance Director)	9(9)	N/A	N/A	N/A
Dermot Blastland (Executive Director)	8(9)	N/A	N/A	N/A
Tony Campbell (Senior Independent Director)	7(9)	3(4)	3(4)	N/A
Clare Chapman (Non-Executive Director)	8(9)	N/A	4(4)	2(2)
Simón Barceló (Non-Executive Director)	9(9)	N/A	N/A	2(2)
Susan Hooper (Non-Executive Director)	7(9)	N/A	N/A	N/A
Bill Dalton (Non-Executive Director)	7(9)	4(4)	4(4)	N/A
Jeremy Hicks (Non-Executive Director)	8(9)	4(4)	N/A	2(2)
Giles Thorley (Non-Executive Director)	6(7)	3(3)	N/A	N/A

Figures in brackets indicate the maximum number of meetings in the period in which the individual was a Board member. In addition to the full meetings of the Board, the Chairman has held one meeting with Non-Executive Directors without the Executive Directors being present and the Senior Independent Director has chaired a meeting of the Non-Executive Directors without either the Chairman or the Executive Directors being present.

Board, Committee and individual performance
An assessment of the performance of the Board and its Committees is undertaken by means of a detailed questionnaire, designed by the Company Secretary and completed by each Director. The questionnaire covers 16 areas including the processes for setting the strategy of the Company, monitoring business performance, corporate governance and the effectiveness of the Executive Directors, Non-Executive Directors (including the Chairman) and the Board's Committees.

The findings are discussed by the Non-Executive Directors and the Chairman and are referred to the Board as a whole. In general, the Board considers its structures, composition and proceedings to be effective.

An assessment of each individual Director's performance is undertaken annually. The performance of each Director is measured against 12 criteria with peers being requested, confidentially, to rate that Director's performance by reference to the criteria. The Chairman then discusses the overall result for each Director with him or her and any concerns are addressed.

Internal control
The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness, while the role of management is to implement Board policies on risk and control.

The system of internal control is designed to manage and mitigate rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls – which include financial, operational and compliance controls – and risk management can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Board has reviewed the effectiveness of internal controls during the year.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group; that this has been in place for the year under review and up to the date of approval of the Annual Report and Accounts; that this process is regularly reviewed by the Board; and that the process accords with the Turnbull Guidance. The key elements of the control framework and review processes in place across the Group are as follows:

- The Board sets corporate strategy and business objectives. The GMB and Sector management integrate these objectives into their operational and financial business plans. Where areas for improvement in the system of Internal Control are identified, the Board considers the recommendations made by the GMB and the Audit Committee.

- The GMB meets regularly together with other senior executives to consider Group operational and financial performance and business development. The Chief Executive reports to the Board on behalf of the GMB on significant changes in the business and the external environment. The Group Finance Director provides the Board with financial information which includes key performance and risk indicators.

- The Audit Committee, with assistance from certain related management committees, oversees key risks, such as financial risk, health and safety, corporate and social responsibility and the environment, where such risks apply across all Sectors. The Board believes that, in order to be effective, risk management processes must be driven down to each operating unit. Accordingly, each Sector Board now addresses risk management as a standing agenda item and is responsible for ensuring that the risks facing that Sector's businesses are identified and that related action plans are implemented.

- The Business Assurance function independently reviews the risk identification procedures and control processes implemented by management and reports its findings at each Audit Committee meeting, or more frequently if appropriate.

- The Audit Committee reviews the proposed work plans of the Business Assurance function; reports issued by Business Assurance on the Group's risk assessment process; the system of internal control as well as reports on systems; and controls from the external auditors covering material weaknesses. The Chairman of the Audit Committee reports to the Board on the outcome of the Audit Committee meetings held and the Board receives the minutes of all such meetings.

- The Treasury position of the Group, including cash, foreign exchange and fuel hedging exposure, is managed centrally in accordance with policies appropriate for each Sector and is the responsibility of the Group Finance Director and Group Treasurer. Reports and forecasts are submitted monthly to the GMB and to each Board meeting.

- Financial forecasts, providing predicted results with sensitivity analysis, are prepared routinely throughout the year for review by the GMB and the Board. These forecasts also include details of the Group's ongoing compliance with its regulatory and banking requirements. The Group has established investment appraisal and authorisation procedures and its capital expenditure is reviewed against budgets which have been approved by the Board.

There are policies and procedures for the reporting by employees and the resolution of suspected fraudulent activities. It is the policy of the Group to employ staff and management of high integrity, to train them appropriately and to require compliance with all relevant laws, regulations and internal policies. The Group has an independent third-party confidential telephone line in place for all UK and overseas based staff which allows employees to raise concerns on financial reporting or other matters. A translation/interpreter service is available for non-English-speaking staff. Any reports received through the confidential telephone line are passed direct to Business Assurance which acknowledges receipt and periodically reports back to the third-party service provider on any action taken. Within its regular report to the Audit Committee, Business Assurance provides a section on the Employee Confidential Hotline and a summary of any reports and actions taken. A monthly report is also produced by the third-party call monitoring service provider which includes a summary of all calls received highlighting any issues raised.

Communications with shareholders

The Chief Executive and Group Finance Director hold regular meetings with major shareholders to review the Group's performance and prospects. The views of shareholders are communicated to all members of the Board following such meetings. During the course of these meetings the issue of governance is discussed. Presentations to major shareholders are made at least twice yearly, after the announcement of the interim and preliminary results, details of which, together with the Group's financial reports and other announcements, can be accessed via the Group's website www.firstchoiceholidaysplc.com

The Combined Code recommends that the Senior Independent Director meets with a range of major shareholders to gain an understanding of their views. In practice and, as a result of the extensive investor feedback provided by the Chairman, Chief Executive and the Group Finance Director, the Senior Independent Director and other Non-Executive Directors believe that they are aware of such issues and therefore considered that it was not necessary to arrange meetings with major shareholders for this purpose during the year. However, they would make themselves available if any shareholder requested such a meeting.

There is also an opportunity for shareholders to question the Chairman and other Directors (including the Chairmen of the Audit, Remuneration and Nomination Committees) at the Annual General Meeting. This forum also provides Non-Executive Directors with the opportunity to discuss the views of shareholders with them directly.

At general meetings:

- The Company prepares separate resolutions on each substantially separate issue and does not combine resolutions together inappropriately.

- A schedule of proxy votes cast is made available for inspection at the conclusion of the proceedings.

- The Annual Report and Accounts is laid before shareholders at the Annual General Meeting.

RISK MANAGEMENT

Risk Management
First Choice Holidays PLC (First Choice) attaches great importance to risk management at all levels of the business and has now invested in increased resource to move the identification, monitoring and controlling of operational risk to the next level of sophistication. The Group continues to strive for greater transparency of risk and to promote the sharing of knowledge between its businesses for the greater good of the whole organisation and its stakeholders.

The strategy for risk management has been enhanced by the declared intention to drive risk management principles deep into the day-to-day business of each of the Sectors. The setting of policy and monitoring of performance is the responsibility of the Financial Risk Management Committee and the Health, Safety and Environmental Risk Management Committee. These committees are responsible to the Group Risk Management Committee, and ultimately to the Audit Committee, thereby providing Directors with the assurance that risks are managed appropriately at all times.

The Group Risk Management and Business Assurance Departments work closely to monitor key performance indicators (KPIs) relevant to each risk and to ensure that actions identified to control and mitigate these risks are subject to a continual internal auditing process.

A more co-ordinated Group-wide approach to risk management, based on a sound structure and reflecting the way the businesses are operated, is now in place. Having built the platform to identify, monitor and mitigate risk and having assembled the required resource, the focus for 2007 is to raise awareness of operational risk management throughout the Group.

There continues to be an appropriate emphasis on risks affecting the health and safety of the Group's customers and employees with Andrew John, Director of Legal Affairs and Company Secretary, taking responsibility for these matters on behalf of the Board.

Risk Management remains primarily the responsibility of the businesses affected, supported by expertise at Group level. As part of the long-term process, the risk profile of the Group is to be re-evaluated with risks categorised by discipline, territory and the effect on business strategy at all levels in the organisation.

Resource
In addition to restructuring the responsibility for managing risk, the Group Management Board has approved significant investment to increase the resources available – both in human terms and by introducing speciality IT tools. A number of risk management positions have been established at Group level and a commitment has been made to employ Risk Managers within each Sector who will be responsible for deploying Group-wide policies and procedures.

Strategic Risk Management
The Group Risk Management Policy is designed to provide a formal structure through which First Choice will:

- endeavour to reduce as far as possible the exposure of all its businesses to risk.
- seek to recognise and derive the maximum benefit from any opportunities identified through risk analysis.
- seek to achieve excellence in Corporate Governance through managing risk effectively throughout the organisation.
- seek to provide entrepreneurial leadership within a framework of prudent and effective controls which enables risk to be assessed and managed.

In order to manage risk, we must be able to measure it. It is therefore our intention to further develop risk management practices which enable us to measure the impact of risk by reference to recognised, international standards. First Choice currently has an Environmental Management System (EMS) compatible to ISO14001. In the longer term it is planned that its Business Continuity Management (BCM) capabilities equivalent to PAS 56:2003 standards will also be developed.

First Choice is currently setting appropriate metrics and KPIs by which it will be able to improve the measurement, in comparative terms, of risk levels and progress made in mitigating and managing risk. Supported by an IT solution to assist in the identification and quantification of risk, this will assist greatly in identifying any process interdependencies which merit further attention. It will also assist in the Group's consolidated business impact assessment.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE ANNUAL REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and have elected to prepare the Parent Company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Parent Company financial statements are required by law to give a true and fair view of the state of affairs of the Parent Company.

In preparing each of the Group and Parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently.

- make judgments and estimates that are reasonable and prudent.

- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU.

- for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company financial statements.

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement which comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF FIRST CHOICE HOLIDAYS PLC

We have audited the Group and Parent Company financial statements (the financial statements) of First Choice Holidays PLC for the year ended 31 October 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Statement of Cash Flows, the Consolidated Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU, and for preparing the Parent Company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 97.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review which is cross-referred from the "Business review and activity" section of the Directors' Report.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 October 2006 and of its profit for the year then ended.
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.
- the Parent Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Parent Company's affairs as at 31 October 2006.
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB
6 December 2006

CORPORATE INFORMATION

Board
Sir Michael Hodgkinson
Chairman

P J Long
Chief Executive

J P M Bowtell
Group Finance Director

D Blastland
Managing Director, Mainstream Holidays

L A Campbell
Non-Executive and Senior Independent Director

C M Chapman
Non-Executive Director

S P Barceló Vadell
Non-Executive Director

J D Hicks
Non-Executive Director

S M Hooper
Non-Executive Director

W R P Dalton
Non-Executive Director

G A Thorley
Non-Executive Director

Board Audit Committee
J D Hicks – Chairman
L A Campbell
W R P Dalton
G A Thorley

Board Remuneration Committee
C M Chapman – Chairman
L A Campbell
W R P Dalton

Board Nomination Committee
Sir Michael Hodgkinson – Chairman
S P Barceló Vadell
C M Chapman
J D Hicks

Group Management Board
P J Long – Chairman
J P M Bowtell
D Blastland
R Prosser
A L John
W Logan
J Vilà
J Wimbleton

Secretary and Registered Office
A L John
First Choice House
London Road
Crawley
West Sussex
RH10 9GX

Telephone: 01293 560777
Facsimile: 01293 588680

Registered number 48967

Auditors
KPMG Audit Plc

Merchant bankers
Lazard Brothers & Co Limited

Stockbrokers
ABN Amro
Deutsche Bank

Solicitors
Herbert Smith

Bankers
Barclays Bank PLC
Citibank International plc
HSBC Bank plc
ING Bank NV
Royal Bank of Scotland plc
Société Générale

Registrars and transfer office
Lloyds TSB Registrars
The Causeway,
Worthing, West Sussex BN99 6DA
Tel: 0870 6003964
Website: www.shareview.co.uk

Website
www.firstchoiceholidaysplc.com

SHAREHOLDERS' DISCOUNT

Eligible shareholders are entitled to the following discounts (which are subject to change) when booking holidays through our dedicated Shareholder Discount Line.

Company	Discount
First Choice	Best price on the www.firstchoice.co.uk website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Citalia	Best price on the www.citalia.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per person (long-haul).
Crown Blue Line	Best price on the www.crownblueline.com website plus a further discount of £20 per adult or £40 per booking.
Connoisseur	Best price on the www.connoisseurafloat.com website plus a further discount of £20 per adult or £40 per booking.
Hayes & Jarvis	Best price on the www.hayesandjarvis.co.uk website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Meon Villas "as unique as you are"	Best price on the www.meonvillas.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Sovereign	Best price on the www.sovereign.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
FlexiSki	Best price on the www.flexiski.com website plus a further discount of £20 per adult or £40 per booking.
Suncars (Car Hire)	Best Price on www.onairportcarhire.com website plus a further £5 discount per booking.
Sunsail	Best price on the www.sunsail.com website plus a further discount of £20 per adult or £40 per booking (short/medium-haul) or £40 per person or £80 per booking (long-haul).
Hotelopia	Best price on all hotels on the www.hotelopia.co.uk website plus an additional 10%. Bookings must be made online. A discount code (prompted on the final payment details page of the booking process) can be obtained prior to booking by ringing the number below.

In order to qualify for the scheme, private shareholders (including those holding through a nominee account) must hold at least 500 ordinary shares in the Company on the date of booking the holiday and must have been on the register of shareholders for a minimum *period of one year on that date.*

To make a booking simply call us on: 0845 850 0565. You will be required to provide us with details of your share certificate number(s) in order to be eligible for the discount.

Monday to Friday 0800-2200hrs
Saturday and Sunday 0900-2000hrs

FIND OUT MORE

First Choice Holidays PLC has a corporate website which can be accessed through www.firstchoiceholidaysplc.com

Financial calendar
AGM: 7 March 2007
Interim results: June 2007
Preliminary results: December 2007

Colour photography supplied by: Citalia, Exodus, First Choice Mainstream Holidays Sector, Hayes & Jarvis, International Expeditions, StudentCity.com, Sunsail Clubs, Sunsail Yachts, The Moorings, Fairline Boats, Tourinter and TRAVCOA.

Printed by Royle Corporate Print on Zanders Mega Silk – a paper that is manufactured using 50% recycled de-inked fibre and 50% TCF (totally chlorine-free) pulp, and is sourced from sustainable forests. The paper is also biodegradable and *harmless to the environment.*

Designed and produced by Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.co.uk

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 48967

Company name in full First Choice Holidays plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,326	223,901	92,538
Nominal value of each share	3p	3p	3p
Amount (if any) paid or due on each share *(including any share premium)*	79p	86p	88.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 10/1/07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/13182 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	48967
Company name in full	First Choice Holidays plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,212		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	126.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig:HGCF Part ID:601	Class of shares allotted	Number allotted
Address Capstan House	Ordinary	346,977
One Clove Crescent, East India Dock		
London UK Postcode E 1 4 2 B H		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**346,977**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ____________ **Date** 10/1/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/13182 Tel: 01903 833874
DX number DX exchange

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **FIRST CHOICE HOLIDAYS PLC**

Company Number: **00048967**

Received for filing in Electronic Format on the: **15/08/2006**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **15/11/1949**

Original Name: **MR LLOYD ANTHONY CAMPBELL**

New Details

Date of Change: **15/08/2006**

New Address: **RED GABLES**
24 ROSSETT GREEN LANE
HARROGATE
NORTH YORKSHIRE HG2 9LH

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **15/08/2006** *Authenticated:* **Yes (E/W)**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,118		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs. Kimberley Marsden Address 45 Kensington Drive Horwich Bolton UK Postcode BL6 6AE	Class of shares allotted Ordinary	Number allotted 4,118
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **4,118**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21/7/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP EXEC JL 9637	Tel 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Shares

CHFP083

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,044	397,315	
Nominal value of each share	3p	3p	
Amount (if any) paid or due on each share *(including any share premium)*	83p	98.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

C... HOUSE 08/06/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Barclays Private Bank & Trust (Isle of Man) Limited Designation: 50100423 Address PO Box 48, 4th Floor, Queen Victoria House Victoria Street Douglas Isle Of Man UK Postcode IM99 1DF	Class of shares allotted Ordinary	Number allotted 403,359
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 403,359

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7/6/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW/8838 Tel 01903 833208

DX number DX exchange

BLUEPRINT 2000

Bulk.

195199/30

RECEIVED

ddrom.

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Date of this return

The information in this return is made up to

Day	Month	Year
11	05	2006

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

FIRST CHOICE HOUSE, LONDON ROAD

Any change of registered office ***must*** *be notified on form 287.*

Post town: CRAWLEY

County / Region: WEST SUSSEX

UK Postcode: RH10 9GX

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

9305   6220

If the code number cannot be determined, give a brief description of principal activity.

TOUR OPERATOR

COMPANIES HOUSE 01/06/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS BANK PLC

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN12 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

LLOYDS BANK PLC

Post town: WORTHING

County / Region: WEST SUSSEX — UK Postcode: BN12 6DA

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: MR

Forename(s): ANDREW LLOYD

Surname: JOHN

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

14 CORDER CLOSE

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: ST ALBANS

County / Region: HERTFORDSHIRE — UK Postcode: AL3 4NH

Country: ENGLAND

BLUEPRINT 2000

Company No 48967

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	06 06 1966
Forename(s)	SIMON PEDRO
Surname	BARCELO VADELL
Address	PASEO MALLORCA, 14, 1-B
Post town	07012 PALMA DE MALLORCA
County / Region	
UK Postcode	
Country	SPAIN
Nationality	SPANISH
Business occupation	LAWYER

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	10 05 1950
Forename(s)	DERMOT
Surname	BLASTLAND
Address	PIER COTTAGE, MILLAND LANE, MILLAND
Post town	Nr LIPHOOK
County / Region	HAMPSHIRE
UK Postcode	GU30 7JN
Country	ENGLAND
Nationality	BRITISH
Business occupation	TRAVEL CONSULTANT

BLUEPRINT 2000

Company No 48967

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	02 05 1968
Forename(s)	JOHN PAUL MAURICE
Surname	BOWTELL

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Pardons, 78 East End Lane
Post town	Ditchling
County / Region	West Sussex
UK Postcode	BN6 8UR
Country	England
Nationality	British
Business occupation	Accountant

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	15 11 1949
Forename(s)	LLOYD ANTHONY
Surname	CAMPBELL

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	BECK HOUSE, LUND HOUSE GREEN, HILL TOP LANE
Post town	HARROGATE
County / Region	NORTH YORKSHIRE
UK Postcode	HG3 1QG
Country	ENGLAND
Nationality	BRITISH
Business occupation	DIRECTOR

BLUEPRINT 2000

Company No 48967

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	18 03 1960
Forename(s)	CLARE MOIRA
Surname	CHAPMAN
Address	PAPER MILL HOUSE, PAPER MILL LANE, STANDON
Post town	WARE
County / Region	HERTFORDSHIRE
UK Postcode	SG11 1LD
Country	
Nationality	BRITISH
Business occupation	DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	08 12 1943
Forename(s)	WILLIAM ROBERT PATRICK
Surname	DALTON
Address	30 ST MARY AXE
Post town	LONDON
County / Region	
UK Postcode	EC3A 8EP
Country	UNITED KINGDOM
Nationality	CANADIAN/IRISH
Business occupation	NON-EXECUTIVE DIRECTOR

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	14 05 1953
Forename(s)	JEREMY DAVID
Surname	HICKS
Address	1 CLOCKHOUSE PLACE, PUTNEY
Post town	LONDON
County / Region	
UK Postcode	SW15 2EL
Country	
Nationality	British
Business occupation	Accountant

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Sir
Date of birth (Day Month Year)	07 04 1944
Forename(s)	MICHAEL STEWART
Surname	HODGKINSON
Address	FLAT 34 PRESIDENTS QUAY, 72 ST KATHERINES WAY
Post town	LONDON
County / Region	
UK Postcode	E1W 1UF
Country	
Nationality	British
Business occupation	Company Director

Company No 48967

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title:

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 05 Month 02 Year 1960

Forename(s): SUSAN MARY

Surname: HOOPER

Address: 1 MOOR PARK GARDENS, COOMBE HILL

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: KINGSTON

County / Region: SURREY — UK Postcode: KT2 7UD

Country: — **Nationality**: AMERICAN & BRITISH

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 04 Month 06 Year 1952

Forename(s): PETER JAMES

Surname: LONG

Address: 5 BROADWATER DOWN

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: TUNBRIDGE WELLS

County / Region: KENT — UK Postcode: TN2 5NJ

Country: ENGLAND — **Nationality**: BRITISH

Business occupation: DIRECTOR

BLUEPRINT 2000

Company No 48967

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name — * Style / Title:

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 9 0 6 1 9 6 7

Forename(s): GILES ALEXANDER

Surname: THORLEY

Address: CHARLTON MANOR, ASHLEY ROAD

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: CHARLTON KINGS

County / Region: GLOUCESTERSHIRE — UK Postcode: GL52 6NS

Country: — **Nationality**: British

Business occupation: INVESTMENT BANKER

* Voluntary details.

Name — * Style / Title:

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year):

Forename(s):

Surname:

Address:

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: — UK Postcode:

Country: — **Nationality**:

Business occupation:

BLUEPRINT 2000

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - *Every third annual return after a full list has been provided*
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ROYAL CARIBBEAN CRUISES LTD. Address 1050 CARIBBEAN WAY, MIAMI FL, UNITED STATES UK postcode 33132	£1.00 CUMULATIVE REDEEMABLE PREFERENCE Shares Held 0	199,500,000	27/07/2005
Name Address UK postcode			
Name Address UK postcode			

Company No 48967

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
CUMULATIVE REDEEMABLE PREFERENCE	0	£0.00
ORDINARY 3p.	529,822,849	15,894,685.47
Totals	529,822,849	15,894,685.47

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	[ ]	
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	X	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 31/05/06

† a ~~director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Joyce Walter - Deputy Company Secretary, First Choice Holidays PLC, First Choice House, Crawley, West Sussex, RH10

Tel Tel: 01293 588813
Fax: 01293 539039

DX number DX exchange

BLUEPRINT 2000

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 48967

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

10/5/06

88(2)

RECEIVED

2007 DEC 17 P 1:44

Return of Allotment of Shares

HFPO83

ompany Number | 48967

ompany name in full | First Choice Holidays plc

---

hares allotted (including bonus shares):

ate or period during which
hares were allotted
*= shares were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	21	04	2006			

lass of shares *(rdinary or preference etc)*	Ordinary		
umber allotted	7,377		
ominal value of each share	3p		
mount (if any) paid or due on each hare *(including any share premium)*	97.6p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
e shares were allotted
*his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ontract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Julie Merrick Address 14 Sand Road, Sandbay, Weston Super Mare, Somerset UK Postcode BS22 9UH	Class of shares allotted Ordinary	Number allotted 7,377
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,377

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2/5/06

A director / secretary / administrator / administrative receiver / ~~receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/8180 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,375		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 21/04/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Robert Alistair Arthur Address 34 West Street, Burgess Hill, West Sussex UK Postcode RH15 8NX	Ordinary	614
Name Mr David Boyd Address 15A McLelland Drive, Kilmarnock UK Postcode KA1 1SD	Ordinary	5,225
Name Miss Hannah Jones Address 27 Wishing Road, Brixham UK Postcode TQ5 9PB	Ordinary	1,536
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,375

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 19/4/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/7945 Tel: 01903 833017
DX number DX exchange

FIRST CHOICE HOLIDAYS PLC
YEAR END 31 OCTOBER 2005

DIRECTORS' REPORT
AND ACCOUNTS

COMPANY REGISTRATION NUMBER - 48967

First Choice Holidays PLC...
is a leading international leisure travel company. It operates from 17 source markets and employs more than 14,000 people across 72 brands.

The Group operates in four Sectors, each offering a particular type of leisure travel experience. It could be a two-week holiday in the Mediterranean or Florida, arctic expedition cruising, college spring breaks, sailing in the Caribbean, a cultural tour in Egypt or booking a hotel for a weekend away. First Choice can satisfy all these leisure travel needs and many more to over 200 countries.

Operating in a fast changing marketplace, making the right choices for our customers and our business is essential. We believe we are leading the way in providing innovative, differentiated, leisure travel experiences for our customers and we will continue to invest in niche market segments that offer substantial growth.

Strategy
Our strategy is to create a platform for growth and sustainable competitive advantage by developing the specialist Sectors and further differentiating the Mainstream Holidays Sector. We aim to:

> generate at least 66% of the Group's operating profit from the specialist Sectors;
> continue to operate using flexible and low cost business models;
> create a sustainable, robust and quality income stream;
> generate the highest leisure travel profit margins in Europe.

The strategy is working
We have had three consecutive years of double-digit profit and earnings growth. We are building strong positions in our chosen segments – offering our customers the leisure travel experiences they want, leveraging the strength of our brands and operating flexible efficient business models. All this positions us for further profitable, higher margin growth.

Financial highlights

	2005	2004
Group turnover* (up 11%)	£2,579m	£2,318m
Group profit before interest* (up 19%)	£118m	£100m
Group profit before tax* (up 16%)	£114m	£98m
Earnings per share* (up 26%)	13.6p	10.8p
Dividends per ordinary share (up 24%)	6.6p	5.5p

* before goodwill amortisation and exceptional items.

Contents

Making the right choice requires understanding of and belief in the value of that choice. It forces the imagination and often takes an extra mile of effort. That is part of achieving and how pioneers behave. The understanding and knowledge gained forms expertise, breaks new ground and keeps people interested in what you offer. It's what we do and it's how we've become a leading international leisure travel company.

Peter Long, Chief Executive

The following pages show various business choices that we've made recently. We see them developing into exciting opportunities and laying the foundation to even greater success for the Group in delivering shareholder value.

Making the right choices /

Re-defining long-haul / The decision to remove 54 seats from our Boeing 767 aircraft means more legroom and greater comfort. We also installed state-of-the art seat back entertainment systems and our customers love what we've done. We are not stopping there. In 2009 we will be the first UK airline to take delivery of the Boeing 787, the next stage in aircraft design that will give a greater flying range and new levels of comfort.

Making the right choices /

Serving North America's student market / This source market offers substantial growth opportunities for us in niche market segments. We chose to enter the student travel segment for this very reason and, through the expert knowledge and understanding that our North American team has of their marketplace, we are rapidly growing the business both organically and by acquisition.

Making the right choices /

Conquering new ground / We have built a leading position in Activity Adventure. The Division's expert teams are constantly seeking new opportunities that will give our customers greater leisure travel experiences. The acquisition of Peregrine, with its two expedition ships, has given us a significant position in the increasingly popular Arctic and Antarctic adventure cruising market.

Making the right choices /

Relax in safe hands / No matter what sort of holiday we provide we constantly strive to make it a more enjoyable experience for our customers. If your idea of heaven is having a massage in an open air cabana listening to the sea, while the children are looked after with a whole range of activities on offer, then our exclusive Pegasos Palace and Tropical in Turkey is where to head.

A balanced business

The Group's four Sectors all offer different leisure travel experiences. The business model focuses on differentiation and flexibility across the Group. Our diverse product portfolio and international dimension give balance.

Highlights by business Sector

	% of operating profit		2005
Mainstream Holidays Efficient flexible business model, differentiated product and powerful one brand franchise	47%	Operating profit Turnover % Group operating profit Growth year-on-year	£54.0m £1,232m 47% 11%
Specialist Holidays Destination and lifestyle led with a high degree of exclusive product and strong local brands offers exciting growth	28%	Operating profit Turnover % Group operating profit Growth year-on-year	£32.1m £891m 28% 35%
Activity Holidays Market leading brands with high customer loyalty and a mix of asset intensive and asset light businesses operating in a rapidly growing market	15%	Operating profit Turnover % Group operating profit Growth year-on-year	£18.1m £226m 15% 20%
Online Destination Services Online accommodation and other destination services to tour operators, travel agents and personal customers achieving strong top-line growth and market penetration	10%	Operating profit Turnover % Group operating profit Growth year-on-year	£11.4m £230m 10% 2%

An international leisure travel company /

1999	2000	2001	2002	2003	2004	2005
3	9	11	11	11	14	17

Geographical diversification by source markets 1999-2005

2001	2002	2003	2004	2005
34%	37%	39%	45%	56%

Mainstream controlled distribution* percentage 2001-2005

2001	2002	2003	2004	2005
	17,592	31,404	52,215	137,361

Activity Adventure Division passenger growth 2001-2005**

2001	2002	2003	2004	2005
780,042	899,558	1,011,515	1,260,751	1,533,635

Continental European Specialist business passenger growth 2001-2005

* Summer season
** Annual carryings of businesses owned at 31 October

Chairman's statement /

To me, our results demonstrate that Peter Long and the First Choice management team have built a highly resilient business model that is capable of reducing the impact of such events. This has been achieved by pursuing a strategy of tight capacity management as well as diversifying risk by moving into many different product areas, offered to a variety of customer segments in 17 major source markets.

Results
Against this backdrop, I am delighted, therefore, to report that the Group has achieved record profit before tax, goodwill amortisation and exceptional items of £114.0m (2004: £98.3m), up 16%. Earnings before interest and tax (EBIT) increased by 14% on like-for-like basis[1] with acquisitions made during the year contributing an increase of 2% and the annualisation of prior year acquisitions contributing a further 3%. The specialist businesses achieved turnover growth of 18% and operating profit growth of 23% – these businesses now represent 53% of Group profit. The Mainstream Holidays Sector also achieved excellent profit growth of 11%, driven particularly by the way in which we have remixed the business and gained greater control of distribution.

Basic earnings per share before goodwill amortisation was 13.6p (2004: 10.8p), an increase of 26% over the comparable period. Underlying[2] earnings per share increased by 22%, in – year acquisitions contributed 1% and the refinancing completed in July of this year contributed a further 3% increase.

Dividends
The Board is recommending a final dividend of 4.65p per share (2004: 3.75p), up 24% on the comparable period. This increase reflects both the strong underlying growth in earnings and the earnings benefit of the balance sheet restructuring. The interim dividend was 1.95p per share (2004: 1.75p), giving a total dividend for the year of 6.6p per share. The full year dividend increase of 20% per share represents the third year of double-digit dividend growth and reflects our commitment to a progressive dividend policy and confidence about the future.

Acquisitions
We continue to deliver strong growth from acquisitions. During the year we have made 12 acquisitions with a maximum aggregate consideration of £65m of which £53m has been paid

In a year in which the travel industry has experienced an unprecedented number of significant tragic natural disasters and geo-political events, First Choice has produced an excellent performance yet again.

(2004: £41m of which £28m had been paid). These acquisitions have contributed £1.6m of operating profit before goodwill amortisation during the year representing 2% of the Group's year-on-year profit growth. Five of these acquisitions have been in the Activity Adventure Division of the Activity Holidays Sector and three in the Student Travel market in North America. We are still confident that there are many opportunities to continue to build significant positions in certain segments of the market that have strong growth characteristics.

Today, we are announcing the significant acquisition of all the businesses of Grand Expeditions, Inc. for £54m and agreement to acquire INTRAV, Inc. for £37m.

IFRS
From 1 November 2005 First Choice has adopted International Financial Reporting Standards (IFRS). Opening net assets for the year ended 31 October 2005 will reduce by around £60m as a result of accounting changes primarily relating to the recognition of costs, pension deficits and the proposed final dividend. These changes were described in detail in a press release issued on 26 October 2005. We have also given an estimate of the profit and loss impact of accounting changes under IFRS in that release. In summary, profit before tax will increase by around £27m and profit before tax and amortisation will increase by £2-3m.

Board
During the year Terry Green and Richard Fain retired from the Board. Both were valuable members of the Board and I would like to record my thanks for the significant contribution they made as Board members. Jeremy Hicks and Susan Hooper have joined the Board replacing Terry and Richard and have already demonstrated that they will be supportive and challenging members of the team. I look forward to working with them in the forthcoming years. I am also delighted to announce the appointment of Giles Thorley as a Non-Executive Director. Giles is currently the Chief Executive of Punch Taverns plc and will join the Board on 1 February 2006.

Colleagues
As I have already mentioned, we have experienced a number of significant natural disasters and geo-political events during the year, including the Tsunami in December 2004 where, tragically, we lost three of our customers. Our first priority is to ensure that we account for all of our customers and colleagues and ensure that family and friends are made aware of their loved ones' circumstances. We then repatriate those who wish to curtail their holiday, before ensuring that customers who wish to defer their holiday or substitute elsewhere are able to do so. This takes a tremendous effort from many of my colleagues and I have been extremely pleased with the manner in which we have handled these matters. Furthermore, I have spent much time in the business this year, whether in resort, in our retail outlets or visiting our overseas offices and I have been consistently impressed by the passion that exists amongst my colleagues to ensure that the customer's holiday is a great experience. To them all I would like to express my thanks on behalf of the Board.

Environment & People Report
The Group is committed to sustainable development and three years ago we agreed a Group mission 'to enable people to explore and enjoy the world without harming it, based on a commitment to sustainable development.' We developed a Group sustainable development policy and have been working on implementing that policy. In October, we launched our first stand-alone web-based Environment & People Report (www.fcenvironmentandpeople.com). We are currently seeking feedback from interested groups both internally and externally and in the Spring will publish an update to the report which will include key future commitments.

Outlook
First Choice Holidays PLC has again achieved significant growth. The business model has great flexibility and this has been fully tested during this financial year. This, combined with the positions we have built and will continue to build, in specialist niche segments of the market, gives me confidence that we can continue to grow the Group.

Sir Michael Hodgkinson
Chairman
7 December 2005

1 like-for-like: growth excluding in-year acquisitions and the annualisation of prior year acquisitions.
2 underlying: growth excluding in-year acquisitions and the effects of refinancing the RCCL preference shares.


2,369
2,183
2,249
2,318
2,579
2001
2002
2003
2004
2005
Group turnover (£m)


74.4
75.7
90.7
98.6
115.6
2001
2002
2003
2004
2005
Operating profit (£m)


4.2
4.5
5.0
5.5
6.6
2001
2002
2003
2004
2005
Dividends per ordinary share (pence)

Chief Executive's review /

First Choice Holidays PLC has produced record-breaking profits of £114m and a 26% increase in earnings per share (before goodwill amortisation and exceptional items), over the comparable period.

During the year, the Group has continued to strengthen its position as a leading international leisure travel company by creating a platform for growth across all its Sectors, further differentiating the Mainstream Holidays Sector and developing the specialist Sectors. This is our third consecutive year of double-digit profit and earnings growth and we remain on track to achieve Group EBIT margins of 5% by 2007.

Growth

We operate a flexible business model across all the Sectors and have continued to re-invest the substantial cash generated by the Mainstream Holidays Sector into specialist businesses that have stronger growth characteristics. We believe that by offering our customers the sort of holiday experiences they want, we are building a leisure travel company of the future with many growth opportunities.

Growth across the Group is being achieved both organically and through acquisitions. Like-for-like, we have grown turnover by 7% and the acquisitions we have made across the specialist sectors have contributed a further 4%. Many of these acquisitions were in the Activity Adventure Division of the Activity Holidays Sector where, not only are we offering different experiences for our UK customers, but are increasingly adding international companies in this Division. We now have substantial operations from 17 source markets offering our customers leisure experiences to over 200 countries.

Acquisitions include MyPlanet (a Scandinavian premium, tailor-made operator of tours to Australia, New Zealand, the USA and Canada) and Peregrine (an Australian activity adventure business, offering a wide range of activity holidays including exploration trips to the Arctic and Antarctic).

The development of the Activity Adventure Division is a good example of our ability to use customer insight to build a significant position in a growth segment of the market. Since our first acquisition of Exodus in 2002 we have made a total of 12 further acquisitions in this market segment. In so doing, we have built a division that has generated almost £90m of revenue this year at 8% operating margins.

We are also building rapidly in the student travel segment in North America, where there are 64 million students. Our entry point to this market has been through the Spring Break segment with the acquisition of StudentCity.com in 2004. Subsequently, we have made three further acquisitions and have a strong pipeline of opportunities in what is a highly fragmented marketplace. These opportunities are not only in the Spring Break product segment but also in adjacent markets such as educational tours and high school graduation breaks.

Today, we have announced the acquisition of all the businesses of Grand Expeditions, Inc., a US based group of six companies specialising in premium leisure travel experiences for a consideration of £54m (US$95m). This acquisition consolidates our position in the global yacht charter market with the addition of the premium Moorings brand to our portfolio. In addition it provides us with a platform into the escorted tours market, which is another significant growth segment of the US market with a bias towards the over 50's. The Grand Expeditions group of businesses is headed by Hans Birkholz who will continue to run the business reporting directly to me.

The combination of organic and acquisition growth is, in our opinion, very powerful and over the last three years we have demonstrated annual double-digit profit growth.

Financial year	Like-for-like EBIT*	Acquisition EBIT*	Total EBIT*
2003	22%	2%	24%
2004	9%	2%	11%
2005	14%	5%	19%

* the percentages represent growth in profit before tax, goodwill amortisation, interest and exceptionals.

We have a strong platform for growth, an excellent track record and significant opportunities to continue to build our business.

Business model

This year, we have experienced a number of natural and geo-political events that have fully tested the robustness of our business model. In the industry in which we operate, events will invariably arise that are outside of the Group's control. It is our responsibility to ensure that we mitigate the impact that these events can have on the overall performance of the business and this is where flexibility, which is integral to our business model, is so important. That flexibility comes in the shape of capacity management and a portfolio of product offerings with no reliance on either a single source market or a particular destination. In addition, we have built significant flexibility into the way we contract with our suppliers, enabling us to react quickly to changes in demand. Furthermore we are constantly striving to challenge our cost base.

Controlling the distribution of our product, particularly our exclusive product, is of major importance to the business. We continue to develop all the routes to market that the Group's customers demand and are experiencing substantial growth in online sales. This is particularly evident in the Mainstream Holidays Sector, where transactions over the internet accounted for 25% of all Summer holiday sales and in the Online Destination Services Sector where we have achieved significant online growth for Hotelopia (our business to consumer brand), in its first full year. In certain areas of the Group, third party travel agent relationships continue to play an important role, particularly in the UK and Europe. We believe that building a strong relationship with these key partners remains integral to those businesses.

38%

of properties are exclusive to First Choice customers.

Mainstream Holidays Sector

The Mainstream Holidays Sector continued to grow its operating profit, which was up 11% to £54.0m (2004: £48.5m). Capacity, which was down year-on-year by 3%, has been and continues to be managed carefully, particularly in those areas that do not offer sufficiently profitable returns. Turnover was up 5% to £1,232m (2004: £1,174m). The move away from commoditised short-haul holidays and particularly the flight-only market has progressed well. Short-haul now represents 30% of inclusive tour revenues (2004: 32%). We continue to see increased demand from our customers for exclusive differentiated product across short, medium and long-haul destinations. Properties exclusive to First Choice customers now stand at 38% of revenues (2004: 33%) and we remain committed to achieving 50% exclusivity by 2008.

Product differentiation is a key value driver in this Sector. Summer 2005 saw the introduction to our fleet of the newly configured Boeing 767 long-haul aircraft. These aircraft have 54 fewer seats than a standard Boeing 767 and offer more legroom, wider seats and in-flight entertainment superior to any of our competitors in this marketplace, including the scheduled carriers. The response from customers has been extremely positive both in respect of improved comfort and service. It is not only the customers, however, who believe we are offering a superior service. At the recent Travel Trade Gazette Awards First Choice Airways was voted the best charter airline by travel agents. We now have three of the re-configured aircraft flying and in Summer 2006 will have one more in service. As a result of being able to offer our customers a superior in-flight experience we are increasing our range of destinations and have introduced the Bahamas and Brazil as new destinations for the Sector.

The expansion of our range of exclusive products, like Holiday Village, saw the opening of two new properties in Mallorca and Turkey, bringing the total number of First Choice Holiday Villages to five. The success of this differentiated product offering will see further development of the concept. We are continuously striving to improve the customer experience and the introduction of In2Action (high wires), Stage Coach (drama) and Wannaplay Tennis, have proved popular value added experiences for our customers. Within the exclusive portfolio, properties we classify as differentiated represent 13% (2004: 10%) of revenues. It is this type of product innovation driven by customer insight that is increasing earlier bookings. The rate of sale on a differentiated product such as the Holiday Village or long-haul flight experience continues to run at 2:1 compared with the generic 3I product.

The expansion of First Choice Premier which features 4I and 5I properties continues. For Summer 2006, we have introduced Premier Families and Premier Adults as a direct result of customer research and increased customer insight. Knowing what our customers want is crucial to the development of the business and these tools play an important part in the way we shape the Mainstream Holidays Sector.

Control of distribution is another key value driver in this Sector. We have to interact with customers in a way which meets their needs. In many cases this means multiple customer touch-points: online, via the telephone or in one of our retail stores. We have increased our control of Summer distribution by 11 percentage points to 56% (2004: 45%), with a financial benefit of around £2m for the business. It is our intention over the next few years to grow control of distribution to 75%. Whilst our retail chain continues to play a significant part in this key strategic initiative, we continue to adjust the portfolio to meet our needs. In 2005 we opened one store, closed seven where profit levels were not satisfactory and did not renew four concessions.

The focus during the current financial year will continue to be the move away from short-haul commoditised product to medium and long-haul destinations and differentiated exclusive product. In addition, capacity will be managed appropriately.

Superior in-flight entertainment on our newly configured Boeing 767 long-haul aircraft.

Cuba, a key destination for our Canadian customers.

Our Campus Representatives promote StudentCity breaks to college students.

Specialist Holidays Sector

The Specialist Holidays Sector operates from 14 source markets in Continental Europe, the UK and Canada and specialises in offering destination-led and lifestyle holidays. The product is highly differentiated and primarily exclusive to the Sector.

Operating profit increased by 35% to £32.1m (2004: £23.8m including StudentCity), in a year where the Sector's businesses were affected by the Tsunami, hurricanes and terrorist bombings. The ability to react quickly to sudden changes in demand and to adjust capacity accordingly, has been key. Turnover increased by 16% to £891m (2004: £770m).

In Continental Europe, revenue and profit growth were driven primarily by strong performances in France, Italy, Holland and the Nordic countries. In France, Marmara increased customer revenues by 20% and is the market-leader in the destinations to which it operates. The geo-political events in Egypt and Turkey resulted in cancellations and reduced bookings to the affected areas for our French, Italian and Spanish businesses, resulting in reduced margins for those destinations. However, improved margins to other destinations have offset this, leaving margins flat year-on-year at 4%.

Our position in Austria was enhanced by the acquisition in April of Delphin, an operator specialising in holidays to the Eastern Mediterranean and specifically Turkey. This business has been integrated with Nazar Austria and cost savings and efficiencies are being driven through the two businesses.

The UK Specialist Division has been impacted by the tragic events of 26 December 2004, particularly in Hayes & Jarvis. This has resulted in a reduction of turnover of 9% to £144m (2004: £159m). Despite this, strong performances by Sovereign, Meon and Citalia, which all operated on a single sales platform for the first time this year, means that margins have improved 70 basis points to 4.0% (2004: 3.3%) in this Division.

Our Canadian operation, Signature, has established a strong position in what is a highly competitive tour operating market. The Division specialises in three key destinations with over 90% of customers now travelling to Cuba, the Dominican Republic and Mexico. A strong performance in the year delivered an increase in operating profit of £2.3m to £3.9m on turnover growth of 16% to £193m (2004: £166m).

Over the past year, we have focused on building our online capabilities across the Sector and now the majority of our businesses have fully transactional websites. Direct bookings, however, represent only 10% (2004: 8%) of total holidays sold and resource will continue to be dedicated to this area. We believe that the concentrated and differentiated product ranges we offer combined with a high-value selling proposition will enable us to expand this route to market substantially over the next 12 months.

Student Travel
We acquired StudentCity.com in July 2004, recognising the strong growth characteristics in this market-place and the fragmented state of the North American student travel market-place. Since then we have acquired three further businesses. Spring Break Travel, which is located in the South Eastern USA, was acquired in February and is the dominant operator of student Spring Break cruise holidays to Grand Bahama Island. Boss Tours Ltd, which is Canada's leading leisure operator of student travel programmes, was acquired in August and just before the year-end we acquired Leisure Tours International, the leading US operator of Spring Break vacations to South Padre Island in Texas.

The business currently consists of six student brands offering counter-cyclical profits for the Group. During the period over 92% of the product was distributed direct to the consumer. Strong growth was achieved across all the businesses during their key Spring trading period.

This business is included within the Specialist Holidays Sector results.

+15%

Activity Holidays revenue increase with underlying revenue growing 7% year-on-year.

Activity Holidays Sector

The continued focus of the Sector has been on improved asset utilisation across all businesses, matching capacity with demand and leveraging the acquisitions made in the Activity Adventure Division.

Total Sector revenue increased by 15% with underlying revenue growing 7% year-on-year (before the impact of in-year acquisitions and excluding Ski). The 5 adventure acquisitions made in the year contributed £33m to Sector revenues. Operating profit grew 20% to £18.1m (2004: £15.1m).

Following a strategic review of Sunsail, the decision was taken to reorganise into two distinct businesses – Sunsail Clubs & Flotillas and Sunsail Yacht Charter. The Sunsail Clubs & Flotillas business is focused on providing water sports club and yacht flotilla holidays in the Eastern Mediterranean and the Caribbean for a predominantly UK based market. Having analysed the market we have produced a separate flotilla yacht holiday brochure for customers who appreciate the conviviality and re-assurance of flotilla sailing. In the Sunsail Clubs the extensive upgrading of the clubs and the roll-out of added experiences, like mountain biking and health and fitness centres, resulted in a healthy increase in revenues. As a result of this, we will be opening a new club in Turkey in Summer 2006.

Sunsail Yacht Charter consists of a corporate sailing centre and sailing school, as well as catering for experienced sailors who wish to sail independently. Through focusing on improved utilisation and return on assets, the size of the fleet has been further reduced by 4% and the number of yacht types reduced by 40% year-on-year. At the corporate sailing school at Port Solent, Hampshire, we now have a racing fleet of 60 identical Jeanneau 37 yachts, which we believe is the largest single type racing fleet in the world.

The Inland Waterways brands have continued to focus on capacity management and asset utilisation to improve profitability, as well as developing more direct business and entering new source markets. Capacity has been reduced by 2% and asset utilisation has improved by 5% during the year.

We continue to refresh the quality of the fleet and have introduced two new boat types in 2005, with a third being introduced this year.

Within the Activity Holidays Sector we now have a Specialist Ski Division focused on a premium ski offering and a schools ski and Summer tours business. As part of the premium offering, Specialist Ski acquired the exclusive contract on the Hotel Fitzroy in Val Thorens for £1.8m. We now have three luxury mountain hotels for our customers' exclusive use in the Trois Vallées region of France and have launched the Luxury Mountain Hotels brand to market these hotels. This part of the ski business delivers a very high level of service in the best hotels in the Alps and represents the next step in the Specialist Ski Division's move away from high volume low margin business into higher margin niche segments. First Choice Ski was moved into the Mainstream Holidays Sector at the end of the Winter 2004/05 season.

The Activity Adventure Division experienced another strong trading year, both in like-for-like terms and from the new businesses. Like-for-like revenues increased by 21% and, including the revenues for the acquired businesses, the Division's total revenue growth amounted to over 100%. Operating profit for this Division continues to grow rapidly with like-for-like profit increasing by 62% and acquisitions contributing growth of 49%. Notably, this year saw us acquiring businesses outside the United Kingdom in France, Denmark and Australia. The Activity Adventure Division is now a global business and we believe it is the largest business of its type in terms of revenue and operating profit.

Luxury Mountain Hotels delivering high levels of service exclusively for our customers.

Peregrine is a member of the International Association of Antartic Tour Operators (IAATO) and embrace all their environmental guidelines.

Online Destination Services Sector

The Online Destination Services Sector (ODS) has achieved another year of excellent growth. Total revenues (Hotelbeds) and transaction values (Bedsonline and Hotelopia) have grown by 22% and 233% respectively. As we have previously indicated, the strategic intent has been to invest to grow this business rapidly this year and next and, therefore, the operating profit has remained broadly flat at £11.4m (2004: £11.2m).

The Sector has continued with its strategy of acquiring small bolt-on destination companies to increase its geographical spread, building the online capability and widening the offer to the Sector's customer base. During the year under review, acquisitions were made in Greece and Hawaii. The acquisition of Connoisseur Holidays Unlimited (SEM Corp) in Hawaii was our first move into this region. Connoisseur is a well established and respected destination services business with good relationships with both suppliers and agents. It is the number one non-Japanese destination management company in Hawaii and the Sector believes that there are substantial growth opportunities to be pursued by leveraging our current international suppliers and customers.

To this end, the Sector now has an extensive infrastructure of 61 offices in 14 countries. The destination offices' network is a key differentiator for the business, enabling ODS to have price and range leadership as well as providing superior customer service.

All three routes to market have enjoyed a successful year. Hotelbeds, the original business, provides accommodation, car hire, excursions and other destination services to over 1,800 tour operators. The key objective for this business is to migrate suppliers and customers online. Increasingly, Hotelbeds is providing travel services online at Hotelbeds.com with 20,000 hotels across 900 locations. A key imperative for this route to market is to deliver xml solutions to the top 300 tour operator accounts by the end of 2006; we are currently a third of the way through this project. Hotelbeds revenues totalled £210m (2004: £172m) for the year.

Launched in 2003, Bedsonline provides accommodation, car hire, excursions and other destination services to over 5,000 travel agents who are providing services to the independent traveller. Bedsonline is a high-growth business because it provides travel agents facing a rapidly changing competitive environment with an opportunity to meet the ever more demanding needs of the independent traveller and to reduce costs. It provides a low cost solution to the travel agent in return for a commission. In 2005 the total transaction values increased 109% to £67m (2004: £32m), on which Bedsonline generated revenue of £12m (2004: as restated £6m).

We continue to leverage our destination expertise to increase the number of hotels and destinations we can offer our customers with new acquisitions in Greece...

We have invested in the current year in building the Hotelopia business (our business-to-consumer brand) and it has enjoyed significant growth. Hotelopia significantly increased bednights sold to achieve transactions with a total value of £41m. It generated net revenues of £8m on these transactions. It is present in 42 destination countries and growth is both organic and through strategic partnerships with easyJet and BBVA, the large international Spanish bank. Having established the strategic partnership with BBVA earlier in the year, we are exploring a number of initiatives together which will utilise Hotelopia's content with BBVA's brand and customer base of some 35m. As an example, the Hotelopia credit card backed by BBVA was recently launched in the UK.

We will continue to leverage our destination expertise to increase the number of hotels and destinations we can offer our customers as well as delivering first class destination management capability. We anticipate that the continued investment in the marketing of the online brands will result in continuing flat margins but increased revenue growth.

...and Hawaii.

We have taken delivery of our second ship The Island Star.

Our customers continue to seek out new experiences, such as this elephant safari.

30%

Repeat bookings for Island Cruises, our joint venture with Royal Caribbean Cruises Ltd.

Island Cruises

Island Cruises, our joint venture with Royal Caribbean Cruises Ltd. (RCCL), has continued its financial improvement and has seen a fourfold profit increase. The continued strength of the cruise sector, both in Brazil and in the UK, has further driven yields and occupancy remains very high. The result is particularly encouraging given the backdrop of upward cost pressures, in particular fuel. The business continues to be very successful at attracting first time cruisers through its more relaxed approach and, as the brand becomes more established, repeat business now accounts for 30% of bookings and guest satisfaction levels remain at an all time high.

In late October, we took delivery of our second ship, the Island Star, which has been leased from RCCL. By bringing a second ship into service we will leverage the brand's positive momentum and the buoyant marketplace whilst ensuring that we remain competitive in our Summer Mediterranean and Winter Brazilian markets.

Summary

We will continue to strive to offer our customers the choice of holiday experiences they want. Today's acquisition of Grand Expeditions takes the Group into new and exciting growth areas giving our customers even greater choice. Through the businesses in Grand Expeditions we further strengthen our position in the premium end of the market. Making the right choice, of not only the travel experiences we offer but the business model we operate, will provide superior returns to our shareholders and result in strong top-line revenue and bottom-line earnings for the foreseeable future.

Current trading and prospects

The trading environment has not changed significantly since we issued a trading update on 26 October 2005.

In the Mainstream Holidays Sector revenues are up 4% for Winter 05/06 and 7% for Summer 06 with long-haul and exclusive products continuing to perform well. Margins are up on last year for both seasons and we have the same number of holidays to sell as last year as a result of capacity reductions we have taken so far – Winter -9% and Summer -2%.

In the Specialist Holidays Sector Winter revenues are up 1% year-on-year on bookings that are down 8%. The bookings are down as a result of weakness in the Egyptian market and the reluctance of customers to be in the areas affected by the

Current trading

Year-on-year variation %

	Winter 05/06 Sales	Winter 05/06 Customers	Summer 06 Sales	Summer 06 Customers
Mainstream Holidays Sector*				
Short-haul	-15	-21	-1	-5
Medium-haul	-14	-19	–	-8
Long-haul	+37	+28	+30	+18
Total	+4	-10	+7	-3
Capacity		-9		-2
Specialist Holidays Sector				
Europe	-7	-17		
North America	+12	+7		
Total	+1	-8		
Activity Holidays Sector				
Marine	+3	n/a	+9	n/a
Activity Adventure**	+226	n/a	+165	n/a
Ski	+14	n/a	+16	n/a
Total	+91	n/a	+39	n/a

Online Destination Services Sector

	Winter 05/06 Sales	Winter 05/06 Bednights	Summer 06 Sales	Summer 06 Bednights
Online				
Hotelbeds	+84	+67	+125	+91
Bedsonline	+188	+142	+205	+114
Hotelopia	+629	+414	+145	+56
Total	+140	+102	+129	+90

Notes:
These figures are up to and including the week ending 26 November 2005.
* these statistics reflect inclusive tour sales only from Great Britain.
** like-for-like cumulative growth Winter 05 +9%, Summer 06 +28%.

Tsunami in and around the anniversary of that event. Capacity cuts are now being undertaken for the second half of Winter to ensure capacity matches demand. The Summer season is only just on sale in the UK source market and to date the volumes sold are negligible at less than 1% of the total expected Sector capacity for the season as a whole. This is in-line with last year. The North American businesses continue to perform well.

The Activity Holidays Sector continues to trade strongly for Winter with sales up 91% in total (excluding 2004/05 acquisitions are up 9%) and Summer sales up 39% (excluding 2004/05 acquisitions are up 14%). The Activity Adventure Division continues to perform very well with like-for-like sales up. Margins are ahead of last year.

The Online Destination Services Sector continues to see strong volumes and prices for the next financial year with all three routes to market.

The Group's business philosophy is not to chase volume at unprofitable margins. Instead we align capacity to match profitable demand. This philosophy, together with our combination of growth and flexibility, means that the Group has confidence as we continue to make progress towards our 5% operating margin target.

Despite a challenging market environment, our unique model means we are confident that the Group remains well placed for continued growth.



Peter Long
Chief Executive
7 December 2005

Increases were again achieved in each Sector and the result represents another year of record profits for the Group.

Group performance
Group profit (before tax, goodwill amortisation and exceptional items) of £114.0m was up 16% from £98.3m in 2004. Goodwill amortisation for the year was £24.9m (2004: £23.6m). Group turnover for the year increased by 11% (£261m) to £2,579m (2004: £2,318m). After excluding the effect of current year acquisitions, turnover increased by 9% to £2,516m.

The segmental split introduced last year has been used again to reflect, as closely as possible, the Sector based management structure in the business. The acquisitions in the student market in North America together with Europe Express, Inc. have, for the time being, been included within the Specialist Holidays Sector. Based on this split the operating profit is as follows:

> Mainstream Holidays Sector operating profit was £54.0m (2004: £48.5m), up 11% year-on-year. This was achieved on turnover of £1,232m (2004: £1,174m), up 5% as a result primarily of the shift in mix to long-haul holidays;

> Specialist Holidays Sector operating profit was £32.1m (2004: £23.8m), up 35% year-on-year. This was on turnover of £891m (2004: £770m), up 16%. The increase in profit was driven by continued growth in Europe (up 14%) and Canada (up 144%);

> Activity Holidays Sector operating profit was £18.1m (2004: £15.1m), up 20% year-on-year. This was achieved on turnover of £226m (2004: £196m), up 15%. The result was driven by strong performances by our Activity Adventure businesses and by a contribution of £1.3m from acquisitions made in the year;

> Online Destination Services Sector operating profit was £11.4m (2004: £11.2m), up 2% year-on-year. This result reflects strong underlying growth offset by further investment in Hotelopia;

> The Group's joint venture with Royal Caribbean Cruises Ltd was profitable for the second year with a result of £3.5m (2004: £0.8m). The Group's share of the profits amounted to £1.8m, compared to £0.4m in 2004.

Mainstream Holidays Sector
The Mainstream Holidays Sector consists of the UK and Ireland tour operating, retail and airline businesses. The Sector's strategy is to focus on the development of differentiated exclusive product to reduce exposure to the competitive flight-only and short-haul markets, whilst encouraging customers to book early. In addition, the Sector seeks continuously to improve the flexibility and operational efficiency of its business model, whilst increasing the level of control it has over the distribution of its product.

Total Mainstream Holidays turnover was up 5% to £1,232m (2004: £1,174m). This was despite a planned capacity reduction of 3% (Winter 04/05 down 6%, Summer 05 down 1%). Within the turnover growth, inclusive tour holidays were up 8% whilst flight-only and other revenues were down 5%.

The key driver of revenue growth was a continuing shift towards higher-priced medium and long-haul holidays but also partly due to the collection of fuel supplements as the industry-wide mechanism to recover higher fuel costs.

The reduction in volumes to short-haul destinations, -14% year-on-year, reflects the continued drive to reduce exposure to commodity product such as flight-only sales and generic 3Iproperties. Short-haul revenues including flight-only now represent just over 30% of total revenues, compared to over 33% in 2004.

Mainstream Holidays Sector

	2004/05	2003/04	Change %
Passengers ('000)*			
Short-haul	986	1,152	-14
Medium-haul	1,524	1,483	+3
Long-haul	193	174	+11
Total	2,703	2,809	-4
Year-on-year variation	Change		
Inclusive tour revenue	+8%		
Flight-only revenue	-5%		
Revenue per passenger	Total	Fuel related	
Short-haul	+10%	+4%	
Medium-haul	+10%	+3%	
Long-haul	+2%	+1%	
Total	+10%	+3%	
Revenue growth	Total		
Short-haul	-5%		
Medium-haul	+12%		
Long-haul	+13%		
Subtotal	+6%		
Other revenues	-1%		
Total	+5%		
Operating profit (£m)	54.0	48.5	+11%
Operating margin %	4.4%	4.1%	+0.3 ppts
Controlled distribution % (Summer)	56%	45%	+11 ppts

* all figures are based on inclusive tour and flight-only, whereas the trading updates simply focus on inclusive tour from Great Britain.

Control of distribution for Summer has increased by 11 percentage points to 56% from 45%. This is split across the various routes to market as follows:

	2005	2004
Retail	25%	23%
Online	25%	15%
Call centre	6%	7%
Total controlled	56%	45%

Since we launched our online site, www.firstchoice.co.uk, three years ago the percentage of sales which have been distributed through this channel has grown substantially every year.

Whilst this rate of growth will clearly slow, we are confident that we will achieve our target of 75% of sales through controlled channels by 2008. To achieve this there will be some incremental revenue expenditure (circa £2-3m) and

capital expenditure (circa £5m) in 2006 to ensure that the website is sufficiently flexible to meet customer requirements and able to handle ever increasing traffic.

Our retail stores continue to play a vital role in the distribution of First Choice products and have again increased the percentage of First Choice holidays sold through this channel. Whilst this in itself does not improve the economics of distribution, it does provide an opportunity to up-sell other products (such as excursions, transfers and foreign exchange) as well as establishing a direct relationship with the customer.

During the year First Choice Airways, the Group's in-house airline, operated with a fleet of 32 aircraft. The size of the fleet will remain broadly similar for the year ahead. Our enhanced long-haul Boeing 767 offering has performed exceptionally well in 2005 with three such aircraft operated in Summer 2005. We anticipate re-mixing our fleet in 2006 to include another three Boeing 767's and there remain eight aircraft based on low lease rate structures.

Specialist Holidays Sector
The Specialist Holidays Sector consists of the European, UK and Canadian specialist businesses.

The Sector increased turnover by 16% over the comparable period to £891m in the year. Passenger volumes increased by 18% to 2.1m and operating profit increased 35% to £32.1m. The operating margin of 3.6% improved by 50 basis points from 3.1% in the comparable period.

European Specialist businesses
In the Continental European Specialist businesses there was strong revenue and profit growth at flat operating margins. Revenues grew 17% to £521m (2004: £445m), whilst profit increased £2.8m to £20.6m (2004: £17.8m). There were again strong performances in France, Italy and Holland and our Nordic business, launched in 2004, doubled the size of its programme and became profitable in its first full year of operation. The flexibility of the business models in Continental Europe resulted in impressive performances despite the terrorist bombings in Turkey and Egypt and the additional costs we incurred as a result.

The UK Specialist business concluded a significant period of change with the back office restructuring of Citalia to complement the similar restructurings in Sovereign and Hayes & Jarvis in 2004. The UK businesses now operate under one management team and are focusing on increasing control of distribution through direct and online routes to market with Meon Villas already a direct-only operator. In the year, 45% of volumes went through controlled routes to market, which include First Choice Retail. These changes will allow the UK businesses to benefit from a reduced overhead base and should result in improved gross margins as we move forward.

Revenues in the UK business were down 9% at £144m (2004: £159m), on flat passenger numbers. Primarily this was as a result of discounting product in South East Asia following the Tsunami and repositioning the villas business. Operating margins were up 70 basis points to 4% (2004: 3.3%).

Specialist Holidays Sector

	2004/05	2003/04	Change %
Passengers ('000)			
Europe	1,686	1,455	+16
North America	364	286	+27
Total	2,050	1,741	+18
Year-on-year variation			
Revenue per passenger			
Europe	-ve		
North America	+ve		
Total	-ve		
Revenue growth			
Europe	10%		
North America	35%		
Total	16%		
Operating profit (£m)			
Europe	26.3	23.0	+14%
North America	5.8	0.8	+630%
Total	32.1	23.8	+35%
Operating margin	3.6%	3.1%	+0.5ppts

North American Specialist businesses
Our Canadian Specialist business improved profitability in the year, with a profit of £3.9m (2004: £1.6m). This was achieved on the back of volume increases of 13% which resulted in revenues increasing by 16% to £193m (2004: £166m). The operating margin increased by 1 percentage point to 2.0%.

A significant element of the improved trading of our Canadian business arises from our relationship with Skyservice, our main aviation partner. The relationship gives the business increased flexibility and control over its aviation planning which helps drive cost savings. In addition, the continual focus on the operational efficiency of back office functions and the ability to share product expertise with the Mainstream business also contributes to improving profitability.

In 2004 we acquired StudentCity.com, a North American student travel operator. During 2005, we have built our position in this fragmented marketplace with the acquisitions of Boss Tours, a leading Canadian operator of Spring Breaks and educational tours and Spring Break Travel, a North Carolina based operator. We anticipate further expansion into the North American student market where we are attracted to the counter-cyclical profitability, strong margins and excellent growth potential.

Activity Holidays Sector
Activity Holidays Sector revenues were up 15% year-on-year, driven particularly by acquisitions. The focus in the Marine Division has continued to be to improve utilisation of the yacht and boat fleets as well as improving occupancy in Sunsail Clubs. These actions, combined with strong volume-driven growth in our Activity Adventure businesses, where

turnover was up on a like-for-like basis by 21% and 108% in total, resulted in a 20% increase in operating profit to £18.1m (2004: £15.1m).

First Choice Marine
Further planned reductions in capacity in First Choice Marine combined with a strong focus on club occupancy and yacht and boat utilisation resulted in revenue decreasing to £90m compared to £93m in 2004. This Division is capital intensive and, once again, the focus in the year was to drive an improved return on the invested capital in the business. This was successfully achieved with a three percentage point increase in yacht utilisation and a 10 percentage point increase in club occupancy. Operating margins moved ahead 40 basis points to 11.7% (2004: 11.3%).

Ski
Similar to the strategy of our Mainstream Holidays Sector, we are aiming to reduce our exposure to mid-market, generic product in short-haul destinations to reduce volatility in the business. As a result, for the second year running, we reduced capacity significantly in our adult ski business. Going forward we will focus on our Schools business and the higher margin FlexiSki and Luxury Mountain Hotels brands. Our acquisition of the exclusive rights to operate the Hotel Fitzroy in Val Thorens in 2005 will enable us to expand our recently launched Luxury Mountain Hotels offering. We incurred some restructuring cost after the Winter season finished which will allow the business to move operating margins forward in 2005/06.

Activity Adventure Division
The Activity Adventure Division reported another strong year of growth. The businesses in this Division are low in capital intensity and are characterised by a flexible business model. Operating profit increased by £3.5m to £6.7m. Like-for-like turnover increased by 21% and acquisitions contributed a further £39m of revenue growth (with in-year acquisitions contributing £33m). Active focus on optimising the number of customers on any given trip was key to the achievement of this success. Our strategy of bolting on acquisitions in this Division was accelerated in 2005 and five new businesses were added to the portfolio giving the Group real scale in this rapidly growing market. We anticipate continuing our strategy of adding businesses to this Division for the foreseeable future.

Activity Holidays Sector

	2004/05	2003/04	Change %
Year-on-year variation			
Revenue per passenger			
Marine	n/a		
Ski	+ve		
Adventure	+ve		
Total	+ve		
Revenue growth			
Marine	-3%		
Ski	-20%		
Adventure	+108%		
Total	+15%		
Operating profit (£m)	18.1	15.1	+20%
Operating margin %	8.0%	7.7%	+0.3ppts

Online Destination Services Sector
Our Online Destination Services Sector provides strong growth opportunities for the Group. During the year total revenues including prior year acquisitions have grown to £230m, an increase of 29%. Profitability for the Sector as a whole increased from £11.2m to £11.4m. Net operating margin was down by one percentage point as a result of the expansion of the lower margin business to consumer Hotelopia brand.

Based on a destination based infrastructure, the business has had a successful year in all three routes to market. Our Hotelbeds business, which services tour operators, has increased the bednights sold in the year by 77% to 5.6m. Bedsonline is a 'business to business' operator servicing the travel agents market and has grown by 102% in terms of bednights sold. Finally Hotelopia, our 'business to consumer' accommodation business, has established strategic partnerships with easyJet and BBVA which have contributed significantly to growing the brand.

Online Destination Services Sector

	2004/05	2003/04	Change %
Offline			
Passenger volumes (m)	3.5	2.9	+21
Net revenue per passenger (€)	62	72	-14
Online			
Bednights (m)			
Hotelbeds	5.6	3.2	+77
Bedsonline	2.8	1.4	+102
Hotelopia	1.3	0.1	+962
Total	9.7	4.7	+107
Year-on-year variation			
Revenue per bednight			
Hotelbeds	+ve		
Bedsonline	+ve		
Hotelopia	+ve		
Total	+ve		
Operating profit (£m)	11.4	11.2	+2%
Operating margin %	4.9%	6.3%	-1.4ppts

Island Cruises
Our joint venture with Royal Caribbean Cruises Ltd, (RCCL) achieved its second year of profitability in 2004/05. First Choice's share of this profit was £1.8m compared to £0.4m in 2003/04.

This business again operated from Brazil in the Winter and Palma in the Summer. Improved passenger load factors and yields resulted in an improvement in Winter trading performance with First Choice's share of the Winter losses reducing from £1.3m to £1.0m. In Summer 2005, continued improvements in distribution resulted in earlier sales at high yields and a 65% improvement in Summer profitability. For 2005/06, the Island Escape will return to Brazil and Palma, building on the ship's strong reputation and high customer satisfaction levels. In addition, a second ship, the Island Star, which has been leased from RCCL, will operate for the first time out of Brazil in the Winter and the Mediterranean in the Summer. We estimate that the start-up costs for the second ship, which will be incurred during the Winter, will be offset by profits generated in the Summer.

Efficiencies arising from leveraging the overhead across two ships will help drive the profitability of this business.

Taxation
The Group profit before tax, goodwill amortisation and exceptional items for the year was £114.0m (2004: £98.3m). The tax charge on recurring profits of £33.1m (2004: £28.4m) represents an effective tax rate of 29% (2004: 29%).

Based on the current structure of the business, existing local taxation rates and legislation, it is expected that the underlying tax rate on ongoing activities (before goodwill amortisation) will remain at a level of around 29% going forward. For a number of years, the corporation tax cash outflows have benefited from accelerated capital allowances. This benefit has unwound and consequently the tax cash outflows have returned to levels more consistent with the tax charge.

Earnings per share
Basic earnings per ordinary share before goodwill amortisation and exceptional items was 13.6p (2004: 10.8p), an increase of 26%. This includes the positive earnings impact of 3% as a result of the redemption of the convertible preference shares.

Dividends
The Board recommends a final dividend per ordinary share of 4.65p (2004: 3.75p), an increase of 24%, making a total dividend for the year of 6.6p (2004: 5.5p), an increase of 20%. Going forward the Group will look to maintain the dividend cover (at the profit after tax and preference dividends but before goodwill amortisation and exceptional items level) at approximately two times. The dividend will be paid on 6 April 2006 to all shareholders on the register as at 3 March 2006. The Company intends to continue to operate a dividend re-investment plan as an alternative to the full cash dividend.

For the last three years First Choice has been re-investing its free cash flow in small to medium sized bolt-on acquisitions. This programme has been accelerated in 2004/05 with 12 businesses being acquired for an expected total consideration of £65.5m.

Acquisitions

Date	Business acquired	Maximum consideration	Consideration paid in 2005
February 2005	Spring Break Travel	£3.2m	£1.7m
April 2005	Delphin	£3.1m	£0.7m
May 2005	Groupe Aventuria	£7.4m	£7.4m
June 2005	MyPlanet	£7.2m	£7.2m
July 2005	Peregrine Adventures	£19.1m	£19.1m
July 2005	Europe Express	£12.3m	£9.1m
August 2005	Boss Tours	£3.6m	£2.8m
September 2005	Imaginative Traveller	£6.6m	£3.5m
October 2005	SEM Corp	£1.3m	£1.0m
Various	Other	£1.7m	£0.9m
Total		£65.5m	£53.4m

Acquisitions in the year are shown in the table above. Of the maximum consideration, £53.4m was paid during the year. A further £1.6m was paid as deferred consideration on prior year acquisitions. In addition, £1.8m of acquisition expenses were incurred bringing the total expected consideration to £67.3m. By way of comparison, in the year ended 31 October 2004, we made acquisitions with a maximum aggregate consideration of £40.9m of which £28.3m was paid during the year.

£m	2005 Max	2005 Paid	2004 Max	2004 Paid
In-year	65.5	53.4	40.9	28.3
Deferred	–	1.6	–	4.3
Expenses	1.8	1.8	0.9	0.9
Total	67.3	56.8	41.8	33.5

The net assets of all the subsidiaries acquired during the year have been consolidated in the Group's balance sheet at 31 October 2005. The Group's consolidated profit and loss account reflects turnover of £63m and operating profit before goodwill amortisation of £1.6m from the results of the acquired companies since acquisition. Certain of these acquisitions incur losses in the Summer, which reduces the overall profit contribution of these businesses in the year of acquisition.

Cash and liquidity
Throughout the year there has continued to be a strong focus on cash management with an emphasis on working capital management. Careful cash management is now an established feature across all of our businesses, with a clear understanding of the importance of conversion of operating profits to cash. The net cash position (cash and liquid investments less loans, overdrafts and finance leases) at the year-end was £18.1m (2004: £220.7m). This consisted of £105.4m of cash and £87.3m of debt. Based on the average cash balance during the year the gearing level would have been 23%. Fixed charges cover which we believe to be the most useful measure of liquidity was 2.3 times at the year end (2004: 2.1 times). On this basis we are satisfied with the level of gearing and believe there is capacity within the balance sheet to increase this further if required.

During the year the Group renegotiated the terms of a £310m revolving credit facility, which we had entered into with our banking group in March 2004. The original facility had a four-year term. Reflecting the improving financial strength of the Company, the banking group agreed to revised financial covenants which provide more flexibility for the business to grow, better rates and a one year extension. Furthermore in July 2005 the banking group agreed to an additional revolving creditfacility of £240m on the same revised terms as the original facility.

Convertible cumulative preference shares
During the year the Company redeemed the 6.75% convertible cumulative preference shares held at par for £199.5m. The redemption was funded by a combination of cash resources and the expansion of its existing bank facilities referred to above. The Group benefits from an interest rate on its expanded bank facilities that is lower than the fixed 6.75% dividend on the preference shares and from tax deductibility of the interest charge.

Shareholders' funds
Shareholders' funds have decreased in the year to £302.3m (2004: £487.1m) largely as a result of the redemption of the convertible cumulative preference shares referred to opposite.

There was a retained profit for the year of £11.2m (2004: £3.7m) and the Group issued no ordinary shares (2004: nil) in respect of acquisitions.

Regulations, bonding and banking
The Civil Aviation Authority, the Federation of Tour Operators and the Association of British Travel Agents regulate the businesses based in the UK. Each of these bodies protects the rights of consumers by requiring the Group to lodge security bonds with them.

Where the international businesses are regulated, this is achieved either by means of cash collateral or bond cover similar to the UK requirements.

Treasury policies
The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises because of the mismatch between the Group's revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans and sterling rates on Group cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

During the year the governance of financial risk was further formalised by the creation of the Financial Risk Management Committee. The Committee is a formal committee of the Board and is made up of the relevant senior business employees and technical experts. Incorporated within the terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument, used to manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

International Financial Reporting Standards (IFRS)
European and UK legislation requires the Group to adopt IFRS for the financial year ending 31 October 2006. The interim financial statements at 30 April 2006 and the full statements for the year ending 31 October 2006 will be prepared using the measurement and recognition principles of IFRS (as adopted for use in the EU) as opposed to UK Generally Accepted Accounting Practice (UK GAAP).

The Group believes it is well placed in the transition process. The IFRS convergence project continues in-line with the project plan. An announcement detailing the impacts of the adoption of IFRS was made on 26 October 2005. This announcement, including the opening IFRS Group balance sheet at 1 November 2004 and the accounting policies used in its preparation, can be found on the First Choice Holidays PLC website www.firstchoiceholidaysplc.com.

At the date of transition to IFRS, the Group calculated that net assets would be reduced by circa £60m. The most significant changes to balance sheet values were:

> an increase in net assets of £19.4m as the 2004 final dividend had not been approved at the date of transition, 1 November 2004 and, therefore, could not be included in the balance sheet as a creditor at that date;

> a reduction of net assets by £21.0m for bringing the deficit (net of deferred taxation) on defined benefit pension schemes onto the balance sheet;

> a reduction in net assets of £63.0m in respect of the timing of recognition of costs associated with the provision of holidays (including brochure costs). These costs were recognised under UK GAAP when the associated revenue was accounted for, but must be expensed as incurred under IFRS; and

> an increase in net assets of £15.8m due to the implementation of IAS 12, 'Income Taxes' and the tax effect of adjustments to the balance sheet.

Other significant changes affecting the financial statements after 1 November 2004 will include accounting for business combinations in-line with IFRS 3 and accounting for financial instruments in-line with IAS 32/39 with effect from 1 November 2005. Further details on these will be given in February 2006 when the Group will issue financial statements for the six months to 30 April 2005 and the year to 31 October 2005 as re-stated under IFRS.

Paul Bowtell
Group Finance Director
7 December 2005

Consolidated profit and loss account
for the year ended 31 October 2005

	Notes	Pre exceptional items and goodwill amortisation 2005 £m	Goodwill amortisation 2005 £m	Total 2005 £m	*Pre exceptional items and goodwill amortisation 2004 £m	Exceptional items and goodwill amortisation 2004 £m	*Total 2004 £m
Group and share of joint venture turnover	2	2,596.9	–	2,596.9	2,334.0	–	2,334.0
Less share of joint venture turnover		(18.3)	–	(18.3)	(16.5)	–	(16.5)
Group turnover							
Continuing operations		2,515.7	–	2,515.7	2,317.5	–	2,317.5
– Acquisitions		62.9	–	62.9	–	–	–
Total Group turnover	2	2,578.6	–	2,578.6	2,317.5	–	2,317.5
Cost of sales	2	(2,221.2)	–	(2,221.2)	(2,005.3)	–	(2,005.3)
Gross profit		357.4	–	357.4	312.2	–	312.2
Administrative expenses excluding goodwill amortisation	2	(241.8)	–	(241.8)	(213.6)	–	(213.6)
Goodwill amortisation		–	(24.7)	(24.7)	–	(23.4)	(23.4)
Total administrative expenses		(241.8)	(24.7)	(266.5)	(213.6)	(23.4)	(237.0)
Group operating profit							
Continuing operations		114.0	(23.7)	90.3	98.6	(23.4)	75.2
– Acquisitions		1.6	(1.0)	0.6	–	–	–
Total Group operating profit		115.6	(24.7)	90.9	98.6	(23.4)	75.2
Share of operating profit of joint venture		1.8	–	1.8	0.4	–	0.4
Goodwill amortisation on joint venture		–	(0.2)	(0.2)	–	(0.2)	(0.2)
Share of operating profit of associate		1.0	–	1.0	0.6	–	0.6
Total operating profit: Group and share of joint venture and associate		118.4	(24.9)	93.5	99.6	(23.6)	76.0
Loss on disposal of fixed asset investments	3	–	–	–	–	(0.2)	(0.2)
Profit before interest		118.4	(24.9)	93.5	99.6	(23.8)	75.8
Net interest payable and similar items	4	(4.4)	–	(4.4)	(1.3)	–	(1.3)
Profit on ordinary activities before taxation	6	114.0	(24.9)	89.1	98.3	(23.8)	74.5
Taxation on profit on ordinary activities	7	(33.1)	–	(33.1)	(28.4)	–	(28.4)
Profit on ordinary activities after taxation		80.9	(24.9)	56.0	69.9	(23.8)	46.1
Equity minority interests		(0.2)	–	(0.2)	(0.3)	–	(0.3)
Profit for the financial year		80.7	(24.9)	55.8	69.6	(23.8)	45.8
Preference share dividends	8	(10.0)	–	(10.0)	(13.7)	–	(13.7)
Profit attributable to ordinary shareholders		70.7	(24.9)	45.8	55.9	(23.8)	32.1
Ordinary share dividends	8	(34.6)	–	(34.6)	(28.4)	–	(28.4)
Retained profit for the financial year	21	36.1	(24.9)	11.2	27.5	(23.8)	3.7
Earnings per ordinary share	9						
Basic earnings per ordinary share				8.8p			6.2p
Before goodwill amortisation				13.6p			10.8p
Before goodwill amortisation and exceptional items				13.6p			10.8p
Diluted earnings per ordinary share				8.7p			6.2p
Before goodwill amortisation				13.4p			10.7p
Before goodwill amortisation and exceptional items				13.4p			10.7p

* the comparative figures for turnover and cost of sales have been restated as set out in note 1.

Balance sheets
at 31 October 2005

	Notes	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Intangible assets	10	425.5	376.4	–	–
Tangible assets	11	305.8	288.7	–	–
Investments	12	0.8	0.8	527.7	498.8
Investment in joint venture				35.9	35.9
Share of gross assets		39.5	38.7	–	–
Share of gross liabilities		(10.0)	(10.4)	–	–
Goodwill		3.2	3.4	–	–
Total investment in joint venture	13	32.7	31.7	35.9	35.9
Investment in associate	13	2.5	2.1	2.9	2.9
Total investments		36.0	34.6	566.5	537.6
Total fixed assets		767.3	699.7	566.5	537.6
Current assets					
Debtors	14	461.0	400.3	168.2	307.6
Investments	15	46.9	38.6	–	–
Cash at bank and in hand	16	78.4	253.7	0.9	–
Total current assets		586.3	692.6	169.1	307.6
Creditors: amounts falling due within one year	17	(918.8)	(760.6)	(73.0)	(36.6)
Net current (liabilities)/assets		(332.5)	(68.0)	96.1	271.0
Total assets less current liabilities		434.8	631.7	662.6	808.6
Creditors: amounts falling due after more than one year	18	(59.2)	(80.6)	(0.6)	(1.3)
Provisions for liabilities and charges	19	(73.0)	(63.8)	–	–
Equity minority interests		(0.3)	(0.2)	–	–
Net assets		302.3	487.1	662.0	807.3
Capital and reserves					
Called up share capital	20	15.9	215.3	15.9	215.3
Share premium account	21	241.5	239.8	241.5	239.8
Capital reserve	21	201.4	1.9	201.4	1.9
Own share reserve	21	(8.5)	(11.4)	(8.5)	(11.4)
Revaluation reserve	21	2.5	2.9	–	–
Merger reserve	21	138.5	161.0	165.8	188.3
Profit and loss account	21	(289.0)	(122.4)	45.9	173.4
Shareholders' funds		302.3	487.1	662.0	807.3
Equity	21	302.3	287.6	662.0	607.8
Non-equity	21	–	199.5	–	199.5
Shareholders' funds		302.3	487.1	662.0	807.3

Approved by the Board on 7 December 2005 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated cash flow statement
for the year ended 31 October 2005

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	23	157.9	172.4
Dividends received from associate		0.3	0.3
Returns on investment and servicing of finance			
Interest received		3.4	3.9
Interest paid		(5.3)	(3.8)
Interest element of finance leases		(1.7)	(1.7)
Preference dividends paid		(11.0)	(13.5)
Net cash outflow from returns on investments and servicing of finance		(14.6)	(15.1)
Net tax paid		(32.5)	(21.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(65.8)	(54.6)
Proceeds from sales of tangible fixed assets		11.1	14.7
Proceeds from sale of trade investment		0.1	10.0
Net cash outflow from capital expenditure and financial investment		(54.6)	(29.9)
Acquisitions and disposals			
Acquisitions of subsidiaries	12(a)	(33.1)	(30.9)
Disposal of subsidiaries		-	20.8
Net cash outflow from acquisitions and disposals		(33.1)	(10.1)
Equity dividends paid		(28.7)	(25.9)
Net cash (outflow)/inflow before use of liquid resources and financing		(5.3)	70.4
Management of liquid resources			
Purchase of liquid investments		(8.3)	(19.2)
Decrease/(increase) in term deposits		139.6	(20.0)
Net cash inflow/(outflow) from management of liquid resources		131.3	(39.2)
Financing			
Issue of ordinary share capital		1.4	1.1
Redemption of preference share capital		(199.5)	-
Capital payments under finance leases and hire purchase agreements		(7.2)	(7.3)
Increase in loans		30.9	5.4
Repayment of loan capital		(7.9)	(9.4)
Net cash outflow from financing		(182.3)	(10.2)
(Decrease)/increase in cash in the year	25	(56.3)	21.0

Statements of total consolidated recognised gains and losses
for the year ended 31 October 2005

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Profit for the financial year				
Group/Company	54.1	45.3	94.8	1.1
Share of joint venture	1.0	0.2	-	-
Share of associate	0.7	0.3	-	-
	55.8	45.8	94.8	1.1
Currency translation differences on foreign currency investments	(0.5)	1.5	-	-
Total recognised gains and losses relating to the financial year	55.3	47.3	94.8	1.1

Note of consolidated historical cost profits and losses
for the year ended 31 October 2005

	Group 2005 £m	Group 2004 £m
Reported profit on ordinary activities before taxation	89.1	74.5
Depreciation difference between historical cost and the revalued amount	0.4	-
Historical cost profit on ordinary activities before taxation	89.5	74.5
Historical cost retained profit for the year	11.6	3.7

A note of historical cost profit and loss is not presented for the Company as there is no difference between profits and losses of the Company as shown in the accounts and those shown on a historical cost basis in either year.

Reconciliations of movements in shareholders' funds
for the year ended 31 October 2005

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Profit for the financial year	55.8	45.8	94.8	1.1
Dividends	(44.6)	(42.1)	(44.6)	(42.1)
Retained profit/(loss) for the financial year	11.2	3.7	50.2	(41.0)
Redemption of preference share capital	(199.5)	-	(199.5)	-
Other net recognised gains and losses relating to the year	(0.5)	1.5	-	-
Amortised issue costs	0.1	0.2	0.1	0.2
New share capital	1.8	1.1	1.8	1.1
Share capital to be issued	-	(0.1)	-	(0.1)
Charge for EBT shares	2.1	3.0	2.1	3.0
Net (reduction)/addition to shareholders' funds	(184.8)	9.4	(145.3)	(36.8)
Opening shareholders' funds	487.1	477.7	807.3	844.1
Closing shareholders' funds	302.3	487.1	662.0	807.3

Notes to the accounts

1. Accounting policies

Basis of preparation
The following accounting policies have been consistently applied in dealing with items considered material in relation to the accounts, other than the change in accounting policy in relation to turnover for Online Destination Services.

The comparative figures for turnover and cost of sales have both been reduced by £32.1m to reflect more accurately the contractual basis of the activity in the Online Destination Services Sector.

Accounting convention
The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets, and on the going concern basis.

Basis of consolidation
The Group accounts consolidate the accounts of First Choice Holidays PLC and its subsidiary undertakings together with the Group's share of net assets and results of its joint venture and associated undertakings. These accounts are made up to 31 October 2005.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired during the year are included in the profit and loss account from the effective date of acquisition.

The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Associated undertakings and joint ventures
An associated undertaking is one in which the Group has a long-term investment and exercises significant influence over the Company in which the investment is made. The Group's share of the results and net assets of its associated undertakings are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, and the Group's related other goodwill, is included in investments in the consolidated balance sheet. The joint venture undertaking has been accounted for using the gross equity method in the Group balance sheet.

Goodwill
Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair values of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 November 1998 is capitalised. Positive goodwill is amortised to nil by equal instalments over its estimated useful life, normally and in no case more than 20 years. On the subsequent disposal or termination of a business acquired since 1 November 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Goodwill arising on consolidation prior to the adoption, on 1 November 1998, of FRS 10: Goodwill and Intangible Assets, has been charged directly to reserves. The goodwill, which has been taken directly to reserves, will be charged to the profit and loss account on disposal of the related business.

Fair value accounting adjustments are made in respect of acquisitions and these may be made on provisional estimates. Amendments may be made to those adjustments in the subsequent accounting period with a corresponding adjustment to goodwill.

Foreign currencies
Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account in the season to which the contract relates.

The results of overseas subsidiaries are translated at weighted average exchange rates for the year and exchange differences arising on consolidation of the net investment in overseas subsidiaries are dealt with through reserves.

Financial instruments
The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Financial instruments are contracted for hedging purposes only. The Group does not trade any financial instruments and does not enter into speculative transactions. Interest rate derivatives are used to manage interest rate risk. Amounts payable and receivable in respect of these derivatives are recognised as adjustments to interest income or payable over the period of the contracts.

Gains and losses on foreign currency hedges are recognised on the maturity of the underlying exposure. Gains or losses arising on hedging instruments, which are cancelled due to the termination of underlying exposure, are taken to the profit and loss account immediately.

Turnover
Turnover represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue in respect of in house product is recognised on the date of departure and the related costs of distribution and of providing the holidays and flights are charged to the profit and loss account on the same basis. Travel agency commissions and other revenues received from the sale of third party product, together with related costs, are recognised when they are earned on receipt of final payment. Turnover excludes intra-group transactions and is stated after deduction of trade discounts and commissions.

Client money received in advance
Client money received at the balance sheet date relating to holidays commencing and flights departing after the year end is included in creditors.

Marketing costs
Brochure and other marketing costs are charged to the profit and loss account in the season to which they relate.

Operating leases
Rentals payable and receivable under operating leases are charged or credited to the profit and loss account on a straight-line basis over the period of the lease or on another systematic basis, if this is more representative of the time pattern of the benefit from the use of the leased asset.

Finance leases and hire purchase contracts
Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in creditors representing the present value of the minimum lease payments. Where an option price exists, and the Group intends at inception to exercise the option, the corresponding liability includes the option purchase price as a lease payment and the option exercise date is taken as the most beneficial to the Group. Payments are treated as consisting of capital and interest elements with the interest being charged to the profit and loss account in proportion to the outstanding obligations.

Tangible fixed assets and depreciation
Tangible fixed assets are depreciated on a straight-line basis, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful economic life.

The years used are as follows:

Freehold properties	50 years
Short leasehold properties	Lease period
Finance lease aircraft and equipment	Lease period
Aircraft spares and equipment	12 years period to next overhaul
Yachts	15 years
Motor boats	25 years
Retail computer equipment	5 years
Computer equipment	3-5 years
Retail fixtures and fittings	8 years
Other assets	4 years

Since adopting FRS 15: Tangible Fixed Assets, newly acquired assets are carried at cost with other assets held at their previously revalued amounts.

Aircraft maintenance costs
Provision is made in respect of maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on the total anticipated costs over the useful economic life of the assets calculated by reference to costs experienced and published manufacturers' data. The charge to the profit and loss account is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised on initial recognition and depreciated over the period until the next scheduled major overhaul.

Deferred taxation
Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the accounts.

Pensions
The Group operates defined benefit and defined contribution schemes. Pension liabilities are funded by monthly or annual contributions. Under the defined benefit schemes, pension liabilities are charged to the profit and loss account so as to spread the long-term cost of pensions over the service lives of employees. Variations from regular cost are spread over the average remaining service lives of current employees. Defined contribution scheme pension liabilities are charged to the profit and loss account as they fall due.

FRS 17: Retirement Benefits will require a market rather than actuarial valuation of defined benefit schemes. This will result in a greater volatility of the pension scheme surplus or deficit as the market valuation will be taken at each balance sheet date and be reflective of a particular point in time. At 31 October 2005, the Group has adopted the transitional disclosure requirements of FRS 17.

Notes to the accounts
continued

2. Segmental information

Sector analysis

Turnover	Continuing £m	2005 Acquisitions £m	Total £m	Restated 2004 Total £m
Leisure Travel:				
Mainstream Holidays	1,232.3	-	1,232.3	1,174.0
Specialist Holidays	861.8	28.8	890.6	770.0
Activity Holidays	192.8	32.8	225.6	195.5
Online Destination Services (see note 1)	228.8	1.3	230.1	178.0
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

Profit before tax	Continuing £m	2005 Acquisitions £m	Total £m	2004 Total £m
Leisure Travel:				
Mainstream Holidays	54.0	-	54.0	48.5
Specialist Holidays	31.8	0.3	32.1	23.8
Activity Holidays	16.8	1.3	18.1	15.1
Online Destination Services	11.4	-	11.4	11.2
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			-	(0.2)
Profit before tax			89.1	74.5

Geographical analysis

Turnover	Continuing £m	2005 Acquisitions £m	Total £m	Restated 2004 Total £m
Leisure Travel:				
UK	1,460.9	2.4	1,463.3	1,405.8
Europe	788.9	37.8	826.7	703.5
North America & rest of the world	265.9	22.7	288.6	208.2
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

2. Segmental information continued

Profit before tax	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	2004 Total £m
Leisure Travel:				
UK	73.0	0.3	73.3	65.5
Europe	33.3	0.6	33.9	30.5
North America & rest of the world	7.7	0.7	8.4	2.6
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			–	(0.2)
Profit before tax			89.1	74.5

Geographical analysis of business
Turnover determined by the location of customers is not materially different from turnover determined by location of business. Europe is defined as Continental Europe and Eire, whilst North America refers to Canada and the United States. First Choice is an integrated leisure travel business encompassing tour operating, distribution capacity, airline operations and ground handling services. Accordingly we consider that we operate under one class of business which we have defined as "Leisure Travel".

The exceptional item in the prior year of £0.2m arose in Europe.

Analysis of goodwill amortisation and net assets		Goodwill amortisation 2005 £m	Goodwill amortisation 2004 £m	Net assets 2005 £m	Net assets 2004 £m
Leisure Travel:					
UK	Continuing	7.5	8.7	183.4	392.8
	Acquisitions	–	–	1.6	–
Europe	Continuing	13.0	13.0	102.2	84.5
	Acquisitions	0.4	–	(1.4)	–
North America & rest of the world	Continuing	3.2	1.7	18.2	9.8
	Acquisitions	0.6	–	(1.7)	–
		24.7	23.4	302.3	487.1

Analysis of continuing operations and acquisitions

	2005 Continuing £m	2005 Acquisitions £m	2005 Total £m	2004 Total £m
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Cost of sales	(2,166.9)	(54.3)	(2,221.2)	(2,005.3)
Gross profit	348.8	8.6	357.4	312.2
Administrative expenses excluding goodwill amortisation	(234.8)	(7.0)	(241.8)	(213.6)
Goodwill amortisation	(23.7)	(1.0)	(24.7)	(23.4)
Total administrative expenses	(258.5)	(8.0)	(266.5)	(237.0)
Group operating profit	90.3	0.6	90.9	75.2

The goodwill amortisation disclosed under Acquisitions relates to the goodwill arising on consolidation in respect of companies acquired during the year.

Notes to the accounts
continued

3. Exceptional items

Exceptional costs of £0.2m arose in the prior year and related to the loss on disposal of the Group's interest in the Barceló Retail businesses and the gain on disposal of the Group's minority stake in the Globalia group of companies.

4. Net interest receivable and similar items

	2005 £m	2004 £m
Bank interest receivable	4.7	4.2
Bank interest payable on loans and overdrafts	(7.3)	(3.8)
Finance lease charges on leases expiring within one year	(1.4)	(0.2)
Finance lease charges on leases expiring within two to five years	(0.4)	(1.5)
Interest payable and similar charges	(9.1)	(5.5)
Total	(4.4)	(1.3)

5. Employees

Staff numbers	2005 Total	2004 Total
Average number of employees	14,551	13,915

Staff costs	2005 Total	2004 Total
Wages and salaries	252.2	237.0
Social security costs	30.2	28.0
Pension costs	12.7	12.4
	295.1	277.4

Details of the emoluments of Directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration on pages 63 to 70.

Consistent with the disclosure in note 2 "Segmental information" we consider the Group to have one integrated business of "Leisure Travel". Accordingly, we have disclosed the average number of employees under this single business.

Pension costs
The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)
Pension costs of £8.9m (2004: £7.8m) relating to defined contribution schemes were charged to the profit and loss account.

Funded defined benefit schemes
The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star Line scheme. Actuarial valuations of the three schemes were carried out at 1 November 2003 (Air 2000), 1 November 2003 (Unijet), and 1 July 2002 (Emerald Star Line). The valuations revealed Minimum Funding Requirement ratios of 79% and 81% respectively for the Air 2000 and Unijet schemes, calculated in accordance with the provisions of the Pension Act 1995.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities.

5. Employees continued

Air 2000 scheme
The principal valuation assumptions used were the rates of investment return of 7.25% per annum compound (pre-retirement) and 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £18.5m, representing 59% of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension charge for the year was £2.2m (2004: £2.3m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2% of contribution salaries for Flight Deck staff and 30.1% for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5%, from 1 April 2005 to 31 March 2006 6% and from 1 April 2006 onwards 7%.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £1.8m and £2.9m respectively. Further special employer contributions are payable as follows: £3.5m no later than 1 June 2006, £3.4m no later than 1 June 2007 and £0.85m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Unijet scheme
The principal valuation assumptions used were the rates of investment return of 7.25% per annum compound (pre-retirement) and 5.5% per annum compound (post-retirement) and a rate of salary increase of 4.75% per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61% of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension cost for the year was £1.6m (2004: £1.6m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4% of pensionable salaries and from 1 September 2005 onwards 32.1%. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7%, from 1 April 2005 to 31 December 2005 8% and from 1 January 2006 onwards 10%.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £0.74m and £2.0m respectively. Further special employer contributions are payable as follows: £2.45m no later than each of 1 June 2006 and 1 June 2007 respectively, and £1.15m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Emerald Star Line scheme
The principal valuation assumptions used were the rates of investment return of 8.0% per annum compound and a rate of salary increase of 6.0% per annum compound. From July 2005 the Group has contributed at an average rate of 2.5% of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m. The total pension cost for the year was £14,000 (2004: £14,000).

The next triennial valuation is currently underway and will be reflected in the accounts for the year ending 31 October 2006.

The transitional arrangements of FRS 17 require additional disclosure of defined benefit pension schemes as at 31 October 2005, 2004 and 2003, calculated in accordance with the requirements of FRS 17. For the purpose of these accounts, these figures are illustrative only and do not impact on the actual balance sheet or the profit and loss account. The assets of each scheme have been taken at market value and the liabilities have been calculated by the qualified actuary using the following principal actuarial assumptions:

	Emerald Star Line scheme per annum			Air 2000 scheme per annum			Unijet scheme per annum		
	2005 %	2004 %	2003 %	2005 %	2004 %	2003 %	2005 %	2004 %	2003 %
Inflation	2.25	2.50	2.50	3.00	3.00	2.50	3.00	3.00	2.50
Salary increases	4.00	4.50	4.50	5.00	5.00	3.75	5.00	5.00	3.75
Rate of discount	4.00	4.50	5.25	5.20	5.50	5.75	5.20	5.50	5.75
Pension in payment increases				3.00	3.00	3.00	3.00	3.00	2.50
Revaluation rate for deferred pensioners				3.00	3.00	2.50	3.00	3.00	2.50

5. Employees continued

On this basis, the illustrative balance sheet figures are as follows:

	Emerald Star Line scheme			Air 2000 scheme			Unijet scheme			Total		
	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m
Assets	1.6	1.4	1.2	30.4	21.2	18.5	19.5	13.8	12.4	51.5	36.4	32.1
Liabilities	(1.2)	(1.0)	(0.7)	(49.3)	(39.6)	(27.5)	(33.8)	(27.2)	(16.9)	(84.3)	(67.8)	(45.1)
(Deficit)/surplus	0.4	0.4	0.5	(18.9)	(18.4)	(9.0)	(14.3)	(13.4)	(4.5)	(32.8)	(31.4)	(13.0)
Deferred tax	–	–	–	5.7	5.5	2.7	4.3	4.0	1.4	10.0	9.5	4.1
Net (deficit)/ surplus	0.4	0.4	0.5	(13.2)	(12.9)	(6.3)	(10.0)	(9.4)	(3.1)	(22.8)	(21.9)	(8.9)

Based on the net deficit in the schemes at 31 October 2005 the future full adoption of FRS 17 would result in a decrease in Group reserves.

The above disclosed position is different to that determined for the long term funding of the schemes, as different assumptions have been used.

The assets of the schemes at 31 October 2005, 31 October 2004 and 31 October 2003 and corresponding expected returns over the following year are as follows:

	Emerald Star Line scheme			Air 2000 scheme			Unijet scheme			Expected returns on all schemes		
	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m	2005 %	2004 %	2003 %
Equities	1.2	1.0	0.9	19.8	13.7	12.1	12.7	9.0	8.2	7.95	8.44	8.70
Bonds	0.2	0.2	0.2	10.5	7.4	6.2	6.7	4.7	4.1	4.98	5.48	5.50
Cash and other short-term assets	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1	4.75	5.00	4.70
	1.6	1.4	1.2	30.4	21.2	18.5	19.5	13.8	12.4			

The fair value of the schemes' assets are not intended to be realised in the short term and may be subject to significant change before they are realised.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The present values of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain.

The transitional arrangements of FRS 17 also require disclosure of the defined benefit pension related costs and movements which would have been included in the profit and loss account and the statement of total consolidated recognised gains and losses had full adoption of FRS 17 been made in the year ended 31 October 2005.

Analysis of the amount that would have been charged to operating profit:

	Emerald Star Line scheme		Air 2000 scheme		Unijet scheme		Total	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Current service cost	–	–	1.6	1.2	1.4	1.1	3.0	2.3

Analysis of the amount that would have been charged to other finance income:

	Emerald Star Line scheme		Air 2000 scheme		Unijet scheme		Total	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Expected return on pension scheme assets	0.1	–	1.8	1.4	1.1	1.0	3.0	2.4
Interest on pension scheme liabilities	(0.1)	–	(2.2)	(1.6)	(1.5)	(1.0)	(3.8)	(2.6)
Net return	–	–	(0.4)	(0.2)	(0.4)	–	(0.8)	(0.2)

5. Employees continued

Analysis of the amount that would have been recognised in the statement of total consolidated recognised gains and losses:

	Emerald Star Line scheme 2005 £m	Emerald Star Line scheme 2004 £m	Air 2000 scheme 2005 £m	Air 2000 scheme 2004 £m	Unijet scheme 2005 £m	Unijet scheme 2004 £m	Total 2005 £m	Total 2004 £m
Actual return less expected return on pension scheme assets	0.1	–	1.6	(0.3)	1.0	0.1	2.7	(0.2)
Actuarial experience gains and losses arising on the scheme liabilities	–	–	0.4	0.1	0.9	(1.0)	1.3	(0.9)
Changes in assumptions underlying the present value of the scheme liabilities	(0.1)	(0.1)	(7.1)	(9.6)	(4.8)	(7.6)	(12.0)	(17.3)
Actuarial losses recognised in the statement of total consolidated recognised gains and losses	–	(0.1)	(5.1)	(9.8)	(2.9)	(8.5)	(8.0)	(18.4)

Movement in pension surplus/(deficit) during the year:

	Emerald Star Line scheme 2005 £m	Emerald Star Line scheme 2004 £m	Air 2000 scheme 2005 £m	Air 2000 scheme 2004 £m	Unijet scheme 2005 £m	Unijet scheme 2004 £m	Total 2005 £m	Total 2004 £m
Surplus/(deficit) in scheme at beginning of year	0.4	0.5	(18.4)	(9.0)	(13.4)	(4.5)	(31.4)	(13.0)
Movement in year:								
– Current service cost	–	–	(1.6)	(1.2)	(1.4)	(1.1)	(3.0)	(2.3)
– Contributions	–	–	6.6	1.8	3.8	0.7	10.4	2.5
– Other finance cost	–	–	(0.4)	(0.2)	(0.4)	–	(0.8)	(0.2)
– Actuarial gains/(losses)	–	(0.1)	(5.1)	(9.8)	(2.9)	(8.5)	(8.0)	(18.4)
Surplus/(deficit) in scheme at end of year	0.4	0.4	(18.9)	(18.4)	(14.3)	(13.4)	(32.8)	(31.4)

Actuarial gains/(losses) over the year were as follows:

2005	Emerald Star Line scheme £m	Emerald Star Line scheme %	Air 2000 scheme £m	Air 2000 scheme %	Unijet scheme £m	Unijet scheme %	Total £m	Total %
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	0.1	9	1.6	5	1.0	5	2.7	5
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	–	–	0.4	1	0.9	3	1.3	2
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(11)	(7.1)	(14)	(4.8)	(14)	(12.0)	(14)
Total actuarial (losses)/gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	–	–	(5.1)	(11)	(2.9)	(10)	(8.0)	(11)

Actuarial gains/(losses) last year were as follows:

2004	Emerald Star Line scheme £m	Emerald Star Line scheme %	Air 2000 scheme £m	Air 2000 scheme %	Unijet scheme £m	Unijet scheme %	Total £m	Total %
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	–	2	(0.3)	(2)	0.1	1	(0.2)	(1)
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	–	3	0.1	–	(1.0)	(4)	(0.9)	(1)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(17)	(9.6)	(24)	(7.6)	(28)	(17.3)	(26)
Total actuarial losses recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(0.1)	(12)	(9.8)	(25)	(8.5)	(31)	(18.4)	(27)

Notes to the accounts
continued

5. Employees continued

Share options
The Company has established three principal share option schemes: a senior executive performance related and a savings related share option scheme as well as an alternative long-term incentive scheme known as the Restricted Share Plan, all of which are as described on pages 64 to 66.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior executive plan	3,200,914	109.50	30 October 2007
	2,893,983	135.25	9 December 2008
Savings related share option scheme	188,642	97.60	1 October 2005
Restricted share plan	54,054	N/A	16 September 2002
	237,675	N/A	14 December 2002
	1,357	N/A	15 August 2003
	45,174	N/A	5 April 2004
	198,940	N/A	11 December 2004
	7,015	N/A	12 April 2005
	2,056,724	N/A	30 October 2005
	423,364	N/A	12 December 2005
	2,544,422	N/A	31 October 2006
	2,177,411	N/A	9 December 2006
	802,413	N/A	9 December 2006
	154,333	N/A	23 December 2006
	83,479	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	962,786	N/A	14 December 2007
	267,536	N/A	23 December 2007

As at 31 October 2005 there were 7,565,589 ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) 17: Employee Share Schemes, in respect of its savings related share option scheme. The cost of share options granted under this scheme are therefore not charged to the profit and loss account.

6. Profit on ordinary activities before taxation

	2005 £m	2004 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):		
Operating lease income, aircraft	(6.0)	(4.9)
Operating lease rentals, land and buildings	43.0	39.3
Operating lease rentals, aircraft and other equipment	74.2	85.1
Auditors' remuneration, audit fees	0.8	0.9
Other fees paid to the auditors and their associates	0.3	0.6
Depreciation	41.5	35.8
Charge for share based payments	2.2	3.0
(Gain)/loss on sale of fixed assets	(0.4)	0.5
Gain on foreign currency retranslation	(2.2)	–
Goodwill amortisation, subsidiaries	24.6	23.3
Goodwill amortisation, associates	0.1	0.1
Goodwill amortisation, joint venture	0.2	0.2

The Company's audit fee is borne by a subsidiary company and amounted to £10,250 (2004: £10,000). Non-audit fees of £Nil (2004: £0.1m) relating to due diligence on acquisitions and related share issue costs have been included within the cost of investments and the calculation of goodwill arising on consolidation. Non-audit fees charged to the profit and loss account of £0.3m (2004: £0.6m) principally relate to advice relating to IFRS transition (£0.2m) and regulatory compliance certification (£0.1m).

7. Taxation

The tax charge in the 31 October 2005 Group accounts can be summarised as follows:
Tax on profit on ordinary activities:
(i) Analysis of charge in year

	2005 £m	2004 £m
Current tax:		
UK corporation tax on profits of the year	23.7	17.7
Non-UK tax on profits of the year	9.7	9.4
Adjustments in respect of previous periods	1.0	(0.1)
Total current tax before share of joint venture and associate	34.4	27.0
– Share of current tax of joint venture	–	(0.3)
– Adjustments in respect of previous periods relating to joint venture	0.1	–
– Share of associates' current tax	0.3	0.2
Total current tax after share of joint venture and associate	34.8	26.9
Deferred tax:		
Origination and reversal of timing differences:		
– Current year UK	(3.0)	(0.9)
– Current year non-UK	1.9	2.0
– Adjustments in respect of previous periods	(1.1)	0.1
Total deferred tax before share of joint venture	(2.2)	1.2
– Share of deferred tax of joint venture	0.5	0.3
Total deferred tax after share of joint venture	(1.7)	1.5
Tax on profit on ordinary activities	33.1	28.4

7. Taxation continued

(ii) Factors affecting the current tax charge for the year
The current tax charge for the year is higher (2004: higher) than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are explained below:

	2005 £m	2004 £m
Profit on ordinary activities before tax	89.1	74.5
Profit on ordinary activities at the standard rate of UK corporation tax of 30% (2004: 30%)	26.7	22.4
Effects of:		
– Expenses not deductible for tax purposes	8.1	5.3
– Capital allowances (in excess of)/less than depreciation	(0.7)	0.9
– Utilisation of tax losses	(4.7)	(3.6)
– Non-utilisation of tax losses	2.2	0.9
– Higher tax rates on overseas earnings	1.2	1.8
– Lower tax rates on overseas earnings	(3.8)	(1.2)
– Adjustments to tax charge in respect of previous periods	1.1	(0.1)
– Other short term timing differences	4.7	0.5
Current tax charge for year	34.8	26.9

The effective rate of taxation of 29% (pre goodwill amortisation and exceptional items) is expected to prevail for the foreseeable future.

8. Dividends

	2005 £m	2004 £m
Ordinary shares		
Interim – 1.95p per share (2004: 1.75p) paid 1 November 2005	10.1	9.0
Final proposed – 4.65p per share (2004: 3.75p) payable 6 April 2006	24.5	19.4
Total ordinary dividend – 6.6p per share (2004: 5.5p)	34.6	28.4
Preference shares		
6.75% convertible cumulative redeemable	9.9	13.5
Amortisation of preference share issue costs	0.1	0.2
	10.0	13.7

The final ordinary dividend of 4.65p is payable to all ordinary shareholders on the register on 3 March 2006.

Amounts paid relating to preference share dividends during the year comprise £9.9m in respect of the 2005 dividend and £1.1m accrued for the 2004 dividend as at 31 October 2004. No accrual has been made in respect of preference share dividends as the preference shares were all redeemed by the Company on 27 July 2005 (see note 20).

9. Earnings per ordinary share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive.

The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2005 £m	Weighted average no. of shares 2005 millions	Earnings per share 2005 pence	Earnings 2004 £m	Weighted average no. of shares 2004 millions	Earnings per share 2004 pence
(i) Basic earnings per share	45.8	519.5	8.8	32.1	516.6	6.2
Goodwill amortisation	24.9	–	4.8	23.6	–	4.6
Basic earnings per share before goodwill amortisation	70.7	519.5	13.6	55.7	516.6	10.8
Exceptional items (net of tax)	–	–	–	0.2	–	–
Basic earnings per share before goodwill amortisation and exceptional items	70.7	519.5	13.6	55.9	516.6	10.8
(ii) Diluted earnings per share						
Basic earnings per share	45.8	519.5	8.8	32.1	516.6	6.2
Effect of dilutive securities						
Options	–	9.6	(0.1)	–	4.3	–
Diluted earnings per share	45.8	529.1	8.7	32.1	520.9	6.2
Goodwill amortisation	24.9	–	4.7	23.6	–	4.5
Diluted earnings per share before goodwill amortisation	70.7	529.1	13.4	55.7	520.9	10.7
Exceptional items (net of tax)	–	–	–	0.2	–	–
Diluted earnings per share before goodwill amortisation and exceptional items	70.7	529.1	13.4	55.9	520.9	10.7

10. Intangible fixed assets

	Group £m
Cost	
At 1 November 2004	462.1
Additions (note 12a)	68.9
Disposals	(0.2)
Revision to consideration on prior year acquisitions (note 12b)	3.2
Exchange adjustments	1.9
At 31 October 2005	535.9
Provision for amortisation	
At 1 November 2004	85.7
Charge in the year	24.7
At 31 October 2005	110.4
Net book value	
At 31 October 2005	425.5
At 31 October 2004	376.4

Intangible fixed assets represent goodwill arising on acquisition. Note 12 provides details of acquisitions in the year and other changes to goodwill. Positive goodwill is amortised to nil by equal instalments over its useful economic life, usually 20 years.

Notes to the accounts
continued

11. Tangible fixed assets

	Land and buildings £m	Yachts and motor boats £m	Aircraft and equipment £m	Computer equipment £m	Other £m	Total £m
Cost or valuation						
At 1 November 2004	98.4	128.0	82.3	72.3	32.4	413.4
Exchange adjustments	–	(0.9)	–	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	23.2	6.3	70.0
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
At 31 October 2005	**99.1**	**141.5**	**88.6**	**94.5**	**34.8**	**458.5**
Depreciation						
At 1 November 2004	24.6	17.5	33.7	33.8	15.1	124.7
Exchange adjustments	0.1	(0.2)	–	0.1	–	–
Provided in the year	5.7	7.3	6.0	16.7	5.8	41.5
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)	(13.5)
At 31 October 2005	**28.4**	**19.6**	**37.0**	**49.6**	**18.1**	**152.7**
Net book value						
At 31 October 2005	**70.7**	**121.9**	**51.6**	**44.9**	**16.7**	**305.8**
At 31 October 2004	73.8	110.5	48.6	38.5	17.3	288.7

Other fixed assets with a combined net book value as at 31 October 2005 of £16.7m (2004: £17.3m) comprise £15.8m (2004: £16.5m) of fixtures and fittings, £0.8m (2004: £0.6m) of motor vehicles and £0.1m (2004: £0.2m) of ski equipment.

Fixed asset additions of £70.0m include £2.1m of fixed assets acquired on the acquisition of subsidiary companies during the year.

Land and buildings comprise freehold and short leasehold properties with net book values of £19.5m (2004: £19.4m) and £51.2m (2004: £54.4m) respectively. A number of the Group's freehold properties are included at valuations, which were adopted prior to the introduction of FRS 15:

(i) A freehold property in Manchester was revalued at £1.2m by Savills, Chartered Surveyors, on the basis of an open market valuation at 31 October 1997 in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors.

(ii) Freehold hotel properties located in France were revalued as at 31 October 1996 at French Francs 16,000,000 (£1.9m) by Lecart HDS Expertises, on the basis of an open market valuation.

The net book values of assets held at valuation along with corresponding historical cost amounts are set out below. All valuations were carried out on an open market basis.

	Land and buildings £m	Aircraft and equipment £m
Net book value at valuation		
As at 31 October 2005	**2.7**	**3.0**
Historical cost		
At 1 November 2004 and 31 October 2005	2.1	4.5
Depreciation		
At 1 November 2004	0.5	1.9
Provided in the year	0.1	0.5
At 31 October 2005	**0.6**	**2.4**
Net book value at cost		
At 31 October 2005	**1.5**	**2.1**

Properties revalued as part of acquisitions have not been included in the above figures as they represent the cost to the Group.
The net book value of assets held under finance leases and hire purchase contracts at 31 October 2005 was £32.1m (2004: £37.6m).
The depreciation charged in the year for these assets was £3.6m (2004: £2.8m).

12. Investments

	Group Trade investments £m	Company Shares in subsidiaries £m
Cost		
At 1 November 2004	0.8	509.0
Acquisitions	0.1	29.1
Disposals/written off	(0.1)	(0.2)
At 31 October 2005	**0.8**	**537.9**
Provision for diminution in value		
At 1 November 2004	–	10.2
Provided in the year	–	–
At 31 October 2005	**–**	**10.2**
Net book value		
At 31 October 2005	**0.8**	**527.7**
At 31 October 2004	0.8	498.8

Principal operating subsidiaries

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	Ireland	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
Specialist Holidays Sector		
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
Citalia Holidays Limited	United Kingdom	Tour operator
Taurus Reiseveranstalter GesmbH	Austria	Tour operator
Bosphorus S.A.	Belgium	Tour operator
Groupe Marmara S.A.	France	Tour operator
Tourinter S.A.	France	Tour operator
Nazar Holiday Reiseveranstaltung GmbH	Germany	Tour operator
Taurus Tours A.G.	Switzerland	Tour operator
Royal Vacaciones S.A.	Spain	Tour operator
First Choice Nederland B.V.*	Netherlands	Tour operator
I Viaggi del Turchese S.r.l.	Italy	Tour operator
Viagens e Turismo Limitada	Portugal	Tour operator
Signature Vacations Inc.	Canada	Tour operator
Delphin Touristik Reiserveranstalter GmbH	Austria	Tour operator
StudentCity.com, Inc.	USA	Tour operator
Boss Tours North America, Inc.	Canada	Tour operator
Europe Express, Inc	USA	Tour operator

Notes to the accounts
continued

12. Investments continued

Principal operating subsidiaries

	Country	Nature of business
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Crown Holidays Limited	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Porter & Haylett Limited*	United Kingdom	Tour operator
Sunsail International B.V.*	Netherlands	Tour operator
Stardust Yacht Charters Inc.	France	Tour operator
Worldwide Adventures Limited	United Kingdom	Tour operator
Caradonna Caribbean Tours, Inc.	USA	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
SA Aventuria	France	Tour operator
MyPlanet International A/S	Denmark	Tour operator
Peregrine Adventures Pty	Australia	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Online Destination Services Sector		
Barceló Destination Services, S.L.	Spain	Destination services
Value Added Vacations, Inc.	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds, S.L.	Spain	Online accommodation
SEM Corp, Inc.	USA	Destination services

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return. All the principal operating subsidiaries were wholly owned and were consolidated at 31 October 2005.

12. Investments continued

Acquisitions

(a) Acquisitions in the year ended 31 October 2005

Acquisitions were made in the year for a total of £67.3m, including £1.8m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £68.9m. The acquired businesses and their acquisition date were:

Sector and entity	Country of operation	Acquisition date	Consideration £m
Specialist Holidays			
Delphin Touristik Reiserveranstalter GmbH	Austria	April 2005	3.1
Spring Break Travel Inc	United States	February 2005	3.2
Europe Express Inc	United States	July 2005	12.3
Boss Tours Ltd	Canada	August 2005	3.6
Leisure Tours International	United States	October 2005	0.9
Activity Holidays			
Magic of the Orient Ltd	United Kingdom	March 2005	0.7
SAS Groupe Aventuria	France	May 2005	7.4
MyPlanet Holding A/S	Denmark	May 2005	7.2
Peregrine Adventures Pty	Australia	July 2005	19.1
The Imaginative Traveller Ltd	United Kingdom	September 2005	6.6
Online Destination Services			
Triaena Tours and Congress	Greece	August 2005	0.1
SEM Corp	United States	October 2005	1.3
			65.5

Net assets/(liabilities) acquired

	Notes	Book value prior to acquisition £m	Accounting policy adjustments £m	Fair value adjustments £m	Fair value of net assets/ (liabilities) acquired £m
Intangible fixed assets	1	0.7	–	(0.7)	–
Tangible fixed assets	2	2.2	–	(0.1)	2.1
Investments		0.1	–	–	0.1
Current assets (excluding cash)	3	16.0	(0.1)	–	15.9
Cash		23.7	–	–	23.7
Creditors due within one year	4	(42.9)	(0.2)	(0.1)	(43.2)
Creditors due after more than one year		(0.2)	–	–	(0.2)
Total net liabilities acquired		(0.4)	(0.3)	(0.9)	(1.6)

Consideration	65.5
Acquisition costs	1.8
Total investment cost	67.3
Net liabilities acquired (as above)	1.6
Provisional goodwill arising	68.9

Notes:
1 elimination of goodwill existing in balance sheets at acquisition.
2 impairment of fixed asset.
3 remove fair value of financial instruments not carried on balance sheet under UK GAAP.
4 adjustment of revenue recognition to Group policy; recognition of accruals for costs.

12. Investments continued

The consideration payable is made up by:

	£m
Cash	53.4
Deferred consideration	6.6
Contingent consideration	5.5
Total consideration	**65.5**

The contingent consideration payable is in respect of the acquisitions of the The Imaginative Traveller and Delphin. It is dependent on the results of the businesses over the following periods, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
The Imaginative Traveller	Year ended 31/10/05	£3.0m	£3.0m
Delphin	Year ended 31/10/06 to year ended 31/10/09	€3.5m	€3.5m

The provisional goodwill of £68.9m arising on the acquisitions has been capitalised on the balance sheet and will be amortised over 20 years, its estimated useful economic life. All acquisitions have been accounted for using the acquisition method. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Subsequent experience may result in the requirement to revise fair values in the subsequent accounting period.

In addition, deferred and contingent consideration of £1.6m, relating to prior year acquisitions was paid during the year, resulting in a total net cash outflow for the year in respect of acquisitions of £33.1m (2004: £30.9 m).

(b) Adjustments to estimates relating to acquisitions in previous years
Adjustments to contingent consideration and fair value estimates relating to acquisitions in previous years have resulted in an increase in the value of goodwill of £3.2m. The adjustments relate principally to agreement with the vendors of StudentCity.com, Inc. that the full value of potential contingent consideration would be payable in light of the results for the business for the first period for the calculation of contingent consideration, and a reduction in the expected value of variable consideration in the acquisition of Grantur.

13. Investments in associate and joint venture

Cost	Group share of net assets of joint venture £m	Group share of net assets of associate £m	Group total £m	Company £m
At 1 November 2004	28.3	2.1	30.4	38.8
Dividend received	–	(0.3)	(0.3)	–
Share of profits for the year	1.8	1.0	2.8	–
Share of tax charge	(0.6)	(0.3)	(0.9)	–
At 31 October 2005	**29.5**	**2.5**	**32.0**	**38.8**
Goodwill				
At 1 November 2004	3.4	–	3.4	
Amortisation	(0.2)	–	(0.2)	
At 31 October 2005	**3.2**	–	**3.2**	
Net book value				
At 31 October 2005	**32.7**	**2.5**	**35.2**	
At 31 October 2004	31.7	2.1	33.8	

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England & Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

14. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Trade debtors	107.4	93.6	–	–
Amounts due from subsidiaries	–	–	166.4	300.5
Amounts due from joint venture undertaking	–	0.9	–	–
Other debtors	118.2	104.1	0.3	5.6
Prepayments	224.3	196.1	1.5	1.5
Deferred tax asset (note 19)	11.1	5.6	–	–
	461.0	400.3	168.2	307.6

Included in prepayments are security deposits repayable by 2013 of £4.0m (2004: £5.2m) which are held as security against hire purchase contracts and operating leases. £3.3m relates to security deposits not repayable within one year (2004: £4.6m).

In addition to the security deposits mentioned above are debtors receivable after more than one year, Group £23.0m (2004: £1.6m) and Company £nil (2004: £nil).

15. Current asset investments

	Group 2005 £m	Group 2004 £m
Short-term liquid assets	46.9	38.6

16. Cash at bank and in hand

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cash	40.3	76.0	0.9	–
Deposits at bank maturing within one month	38.1	177.7	–	–
Cash at bank and in hand	78.4	253.7	0.9	–

17. Creditors: amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans and overdrafts (note 18)	56.9	7.4	30.0	0.1
Trade creditors	183.4	213.4	–	–
Corporation tax	28.4	25.5	–	–
Finance leases (and hire purchase contracts)	16.4	6.2	–	–
Other creditors	54.7	32.7	5.9	4.6
Other taxes and social security costs	24.1	23.8	2.6	2.4
Accruals and deferred income	280.1	211.4	0.1	–
Dividends	34.4	29.5	34.4	29.5
Client money received in advance	237.8	210.7	–	–
Amounts owed to joint venture	2.6	–	–	–
	918.8	760.6	73.0	36.6

Included in other creditors are amounts in respect of deferred consideration payable for acquisitions, Group £17.8m (2004: £6.3m) and Company £4.0m (2004: £0.6m).

18. Creditors: amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans	31.4	38.7	–	–
Finance leases (and hire purchase contracts)	2.5	19.3	–	–
Deferred consideration	11.2	8.5	0.6	1.3
Accruals and deferred income	14.1	14.1	–	–
	59.2	80.6	0.6	1.3

	Group 2005 £m	Group 2004 £m
Group obligations under finance leases and hire purchase contracts in respect of aircraft, yachts and equipment payable within:		
One year	16.4	6.2
Two to five years	2.5	19.3
	18.9	25.5

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets.

Bank loans and overdrafts are repayable within:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
One year	56.9	7.4	30.0	0.1
Two to five years	23.2	36.3	–	–
After five years	8.2	2.4	–	–
	88.3	46.1	30.0	0.1

Included within amounts payable within one year are bank overdrafts of £19.9m (2004: £0.1m) that are repayable on demand at rates noted in note 22(a).

The Group has bank loans of £68.4m (UK £64.6m, Europe £3.8m), (2004: £46.0m (UK £45.6m, Europe £0.4m)), which are repayable in regular instalments on rates of interest as detailed in note 22(a). In the UK and Europe the loans are secured on the underlying assets of the company in whose name the borrowings are made.

19. Provisions for liabilities and charges

	Aircraft maintenance £m	Deferred taxation £m	Pensions £m	Other £m	Total £m
At 1 November 2004	45.1	15.0	1.9	1.8	63.8
Provided/(credited) in the year	54.3	(2.2)	–	–	52.1
Costs incurred	(44.1)	–	(1.9)	–	(46.0)
Transferred from debtors	–	5.5	–	–	5.5
Exchange movements	(2.4)	–	–	–	(2.4)
At 31 October 2005	**52.9**	**18.3**	**–**	**1.8**	**73.0**

19. Provisions for liabilities and charges continued

The net deferred tax provision at 31 October 2005 is as follows:

	2005 £m	2004 £m
Accelerated capital allowances	18.3	15.0
Other short-term timing differences	(6.9)	(0.1)
Tax losses carried forward	(4.2)	(5.5)
	7.2	9.4

	2005 £m	2004 £m
Net provision at the end of the year		
Included within:		
– Debtors (see note 14)	(11.1)	(5.6)
– Provisions for liabilities and charges (see above)	18.3	15.0
	7.2	9.4

There are no unprovided deferred taxation liabilities at either 31 October 2005 or 31 October 2004.

There is an unrecognised deferred tax asset at 31 October 2005 in respect of losses carried forward of £40.8m (2004: £29.0m), capital losses carried forward of £4.5m (2004: £4.5m). These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

20. Share capital

	2005 £m	2004 £m
Authorised		
800,000,000 (2004: 800,000,000) ordinary shares of 3p each	24.0	24.0
199,500,000 (2004: 199,500,000) 6.75% convertible cumulative redeemable preference shares of £1 each	199.5	199.5
	223.5	223.5
Allotted, called up and fully paid		
529,658,730 (2004: 527,839,299) ordinary shares	15.9	15.8
Nil (2004: 199,500,000) 6.75% convertible cumulative redeemable preference shares of £1 each	–	199.5
	15.9	215.3

The Company issued 1,819,431 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	365,264
Senior Executive Plan	21,756
Savings Related Share Option Scheme	1,432,411
	1,819,431

The share premium arising on the above issues was £1.7m.

On 27 July 2005 the Company chose to redeem at par all the convertible cumulative redeemable preference shares of £1 each. This redemption was permitted by the articles of association of the Company as the fifth anniversary of the date of issue of this class of share capital had been reached.

The redemption was made from distributable profits of the Company in accordance with section 160 of the Companies Act 1985 and a transfer of £199.5m from share capital to the capital reserve has been made in accordance with section 170 of the Act.

Notes to the accounts
continued

21. Capital and reserves

Group	Share capital £m	Share premium £m	Capital reserve £m	Own shares reserve £m	Revaluation reserve £m	Merger reserve £m	Profit & loss account £m	Total £m
At 1 November 2004	215.3	239.8	1.9	(11.4)	2.9	161.0	(122.4)	487.1
Own shares disposal (vested)	–	–	–	2.9	–	–	(2.9)	–
Charge for EBT shares	–	–	–	–	–	–	2.1	2.1
Exchange movements	–	–	–	–	–	–	(0.5)	(0.5)
Options exercised	0.1	1.7	–	–	–	–	–	1.8
Transfer of amortised issue cost	–	(0.1)	–	–	–	–	0.1	–
Redemption of preference share capital	(199.5)	–	199.5	–	–	–	(199.5)	(199.5)
Realisation of merger and revaluation reserve	–	–	–	–	(0.4)	(22.5)	22.9	–
Retained profit for the year	–	0.1	–	–	–	–	11.2	11.3
At 31 October 2005	**15.9**	**241.5**	**201.4**	**(8.5)**	**2.5**	**138.5**	**(289.0)**	**302.3**

The reserve for own shares represents shares owned by the Employee Benefit Trust at their historic cost.

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2005 is £232.3m (2004: £232.3m) against which Section 131 merger relief of £40.6m (2004: £40.6m) has been deducted.

Company	Share capital £m	Share premium £m	Capital reserve £m	Own shares reserve £m	Merger reserve £m	Profit & loss account £m	Total £m
At 1 November 2004	215.3	239.8	1.9	(11.4)	188.3	173.4	807.3
Own shares disposal (vested)	–	–	–	2.9	–	(2.9)	–
Charge for EBT shares	–	–	–	–	–	2.1	2.1
Options exercised	0.1	1.7	–	–	–	–	1.8
Transfer of amortised issue cost	–	(0.1)	–	–	–	0.1	–
Redemption of preference share capital	(199.5)	–	199.5	–	–	(199.5)	(199.5)
Realisation of merger reserve	–	–	–	–	(22.5)	22.5	–
Retained profit for the year	–	0.1	–	–	–	50.2	50.3
At 31 October 2005	**15.9**	**241.5**	**201.4**	**(8.5)**	**165.8**	**45.9**	**662.0**

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985.
The profit before taxation for the financial year of First Choice Holidays PLC was £99.6m (2004: loss of £0.3m).

Equity/non-equity shareholders' funds

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Non-equity share capital	–	199.5	–	199.5
Equity	302.3	287.6	662.0	607.8
Shareholders' funds	**302.3**	**487.1**	**662.0**	**807.3**

22. Financial instruments

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions.

The Group's policy with regard to such financial instruments is detailed within the accounting policies in note 1. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities
At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2005			2004		
Financial assets	Floating rate £m	Non-interest bearing £m	Total £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	33.7	7.3	41.0	162.8	11.0	173.8
Canadian Dollars	30.0	–	30.0	28.7	–	28.7
Euro	28.9	1.3	30.2	65.6	1.3	66.9
US Dollars	20.0	–	20.0	15.1	–	15.1
Other	4.9	–	4.9	8.6	–	8.6
Total	117.5	8.6	126.1	280.8	12.3	293.1

Floating rate financial assets comprise cash, and current asset investments, which attract interest rates of between 1.5% and 4.5% and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2005				2004			
Financial liabilities	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	28.2	69.7	3.8	101.7	236.5	27.0	2.0	265.5
Canadian Dollars	–	–	2.8	2.8	–	–	2.1	2.1
Euro	4.6	4.7	3.1	12.4	7.0	0.6	2.1	9.7
US Dollars	–	–	19.3	19.3	–	–	8.6	8.6
Total	32.8	74.4	29.0	136.2	243.5	27.6	14.8	285.9

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings is 5.2% (2004: 6.3%) and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings is 5.8% (2004: 6.1%) and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9% and 1.65%
Euro: EURIBOR plus a margin between 1.5% and 1.65% or RIBOR plus a margin between 0.25% and 0.85%

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005 £m	2004 £m
Within one year	91.1	19.9
In more than one year but less than five years	36.9	64.1
More than five years	8.2	201.9
	136.2	285.9

Notes to the accounts
continued

22. Financial instruments continued

(c) Fair value of financial instruments

Fair values	2005 Book value £m	2005 Fair value £m	2004 Book value £m	2004 Fair value £m
Financial instruments				
Financial assets	126.1	126.1	293.1	293.1
Financial liabilities	(136.2)	(136.2)	(285.9)	(285.9)
Derivative financial instruments				
Interest rate swaps and forward rate agreements	–	(0.1)	–	(0.8)
Foreign currency transactions	–	3.2	–	(29.0)
Fuel derivatives	–	1.0	–	32.9
	(10.1)	(6.0)	7.2	10.3
Difference between book and fair value		4.1		3.1

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

Unrecognised gains and losses	2005 Gains £m	2005 Losses £m	2005 Net £m	2004 Gains £m	2004 Losses £m	2004 Net £m
Total unrecognised gains/(losses) at 1 November 2004	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)	(17.8)	32.8	15.0
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)	1.2	(8.0)	(6.8)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3	42.0	(32.1)	9.9
Total unrecognised gains/(losses) at 31 October 2005	23.0	(18.9)	4.1	43.2	(40.1)	3.1
Of which:						
Due to be recognised within one year	21.3	(15.6)	5.7	42.0	(34.7)	7.3
Due to be recognised after one year	1.7	(3.3)	(1.6)	1.2	(5.4)	(4.2)
	23.0	(18.9)	4.1	43.2	(40.1)	3.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures
The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

Functional currency	Sterling £m	Euro £m	US Dollar £m	Can Dollar £m	Thai Bhat £m	Aus Dollar £m	Swiss Franc £m	Other £m	2005 Total £m	2004 Total £m
Sterling	–	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9	19.4
Canadian Dollars	–	–	7.7	–	–	–	–	–	7.7	1.4
Euro	0.9	–	(0.1)	0.1	–	–	1.3	2.2	4.4	1.9
US Dollars	–	1.1	–	0.7	–	–	–	0.3	2.1	0.2
Total	0.9	33.4	21.7	2.1	1.4	2.8	0.4	11.4	74.1	22.9

(f) Undrawn committed borrowing facilities
As at 31 October 2005 the Group had available undrawn committed borrowing facilities of £314.9m comprising letters of credit, guarantee and revolving, floating rate credit facilities for cash borrowings one of which expires on 31 March 2008 and the other on 11 July 2010. The conditions precedent to the availability of these facilities are satisfied at the balance sheet date.

In addition, as at 31 October 2005, the Group also had available an undrawn committed asset financing facility of £8.7m. The commitment period for new drawdowns expires on 15 February 2006.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	2004 £m
Group operating profit (after goodwill amortisation)	90.9	75.2
Depreciation	41.5	35.8
Charge for EBT shares	2.2	3.0
Goodwill amortisation	24.7	23.4
(Gain)/loss on sale of fixed assets	(0.4)	0.5
Increase in debtors	(41.4)	(18.3)
Increase in creditors and maintenance reserves	40.4	52.8
Net cash inflow from operating activities	157.9	172.4

24. Movements in cash and net funds

	2005 £m	Cash movement £m	Non-cash movement £m	Borrowings assumed on acquisition £m	2004 £m
Cash	40.3	(36.5)	0.8	–	76.0
Bank overdrafts	(19.9)	(19.8)	–	–	(0.1)
Deposits at bank maturing within one month	38.1	(139.6)	–	–	177.7
Current asset investments	46.9	8.3	–	–	38.6
Bank loans	(68.4)	(23.0)	1.5	(0.9)	(46.0)
Finance leases and hire purchase contracts	(18.9)	7.2	(0.6)	–	(25.5)
Net funds	18.1	(203.4)	1.7	(0.9)	220.7

25. Reconciliation of net cash flow to movement in net funds

	2005 £m	2004 £m
(Decrease)/increase in cash in the year	(56.3)	21.0
Cash (inflow)/outflow from increase in deposits at bank	(139.6)	20.0
Cash inflow from decrease in current asset investment	8.3	19.2
Cash (inflow)/outflow from movement in debt and lease financing	(15.8)	11.3
Changes in net funds resulting from cash flows	(203.4)	71.5
Changes in net funds arising on acquisitions	(0.9)	–
Changes in net funds from non-cash movements	1.7	0.1
(Decrease)/increase in net funds in the year	(202.6)	71.6
Net funds at 1 November 2004/2003	220.7	149.1
Net funds at 31 October 2005/2004	18.1	220.7

26. Acquisitions' contributions to Group cash flows

	Continuing operations £m	Acquisitions £m	Total £m
Net cash inflow/(outflow) from operating activities	163.0	(5.1)	157.9
Dividends received from associate	0.3	–	0.3
Returns on investment and servicing of finance	(14.7)	0.1	(14.6)
Net tax paid	(32.0)	(0.5)	(32.5)
Capital expenditure and financial investment	(54.2)	(0.4)	(54.6)
Acquisitions and disposals	(33.1)	–	(33.1)
Equity dividends paid	(28.7)	–	(28.7)
Management of liquid resources	131.3	–	131.3
Financing	(181.5)	(0.8)	(182.3)
Decrease in cash in the year	(49.6)	(6.7)	(56.3)

The acquisitions column reflects cash flows arising from post acquisition trading.

Notes to the accounts
continued

27. Operating lease commitments

	Land and buildings 2005 £m	Aircraft, yachts and equipment 2005 £m	Land and buildings 2004 £m	Aircraft, yachts and equipment 2004 £m
Annual commitment under non-cancellable operating leases expiring within:				
One year	6.0	3.1	2.0	3.7
Two to five years	10.0	33.8	6.6	25.1
Thereafter	23.1	36.8	18.7	36.5
	39.1	73.7	27.3	65.3

28. Capital commitments

	Group 2005 £m	Group 2004 £m
Contracted but not provided for	4.1	6.4
Authorised but not contracted or provided for	5.6	–
	9.7	6.4

Of the £9.7m capital commitments entered into at this year end £5.1m relates to yachts and the remainder is in respect of other fixed asset commitments.

The Group has guaranteed the residual value of certain yachts under charter from third party owners, giving them the right to sell the yachts to the Group at a determined price. For certain yachts, Sunsail Limited is required to deposit part of this price into trust accounts over the period of the charter. The maximum cash commitment including these future deposits is as follows:

Year end 31 October	2005 £m	2004 £m
2005	–	–
2006	–	0.1

The Group has contracted to purchase six Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$818.5m.

29. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

30. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) group of companies. During the last 12 months the Group spent approximately £12.8m (2004: £15.8m) on hotel accommodation with BCE.

At 31 October 2005 the Group owed BCE £1.3m for such accommodation (2004: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £nil at 31 October 2005 (2004: £3.5m) and the Group earned total commissions of £3.5m in the year (2004: £20.2m) from these businesses.

Royal Caribbean Cruises Ltd. (RCCL) is First Choice's joint venture partner in Sunshine Cruises Limited. The Group earned commissions of £2.2m (2004: £3.4m) during the year selling Royal cruises.

During the year the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £3.0m (2004: £3.0m). The balance outstanding as at 31 October 2005 is £nil (2004: £nil).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.4m (2004: £0.9m). There is an outstanding balance of £2.6m (2004: £0.9m) within creditors as at 31 October 2005.

Five year historical record

Profit and loss account	2005 £m	As restated 2004 £m	2003 £m	2002 £m	As restated 2001 £m
Group turnover	2,578.6	2,317.5	2,249.1	2,183.3	2,369.2
Group operating profit before exceptional items	90.9	75.2	68.4	54.4	59.1
Net interest (payable)/receivable	(4.4)	(1.3)	(2.6)	0.1	4.8
Share of operating profits/(losses) of joint venture	1.8	0.4	(2.1)	(4.0)	0.2
Goodwill amortisation on joint venture	(0.2)	(0.2)	(0.2)	(0.1)	–
Share of operating profits of associates	1.0	0.6	0.7	0.7	0.2
Income from other fixed asset investments	–	–	0.4	–	–
Profit before exceptional items	89.1	74.7	64.6	51.1	64.3
Loss on disposal/exceptional items and amounts written off investments	–	(0.2)	(16.8)	(5.7)	(9.0)
Profit on ordinary activities before taxation	89.1	74.5	47.8	45.4	55.3
Taxation	(33.1)	(28.4)	(15.6)	(19.3)	(20.4)
Profit after taxation	56.0	46.1	32.2	26.1	34.9
Earnings per ordinary share					
Before exceptional items and goodwill amortisation	13.6p	10.8p	9.4p	7.5p	9.4p
Basic	8.8p	6.2p	3.6p	2.5p	4.6p
Dividends per ordinary share	6.6p	5.5p	5.0p	4.5p	4.2p

Balance sheet	£m	£m	As restated £m	£m	£m
Fixed assets	767.3	699.7	717.9	737.0	697.2
Current assets	586.3	692.6	666.7	641.3	723.6
Creditors falling due within one year	(918.8)	(760.6)	(759.6)	(711.3)	(746.5)
Net current liabilities	(332.5)	(68.0)	(92.9)	(70.0)	(22.9)
Total assets less current liabilities	434.8	631.7	625.0	667.0	674.3
Creditors falling due after more than one year	(59.2)	(80.6)	(87.6)	(88.2)	(101.9)
Provisions	(73.0)	(63.8)	(59.6)	(87.0)	(76.9)
Minority interests	(0.3)	(0.2)	(0.1)	(0.2)	(0.3)
Net assets	302.3	487.1	477.7	491.6	495.2

Cash flow	£m	£m	£m	£m	£m
Operating profit	90.9	75.2	68.4	48.7	50.1
Other items related to operating activities	67.0	97.2	63.8	107.3	46.5
Net cash flow from operating activities	157.9	172.4	132.2	156.0	96.6
Dividends received from associate	0.3	0.3	0.3	0.3	–
Returns on investment and servicing of finance	(14.6)	(15.1)	(15.9)	(13.4)	(8.7)
Net tax paid	(32.5)	(21.3)	(23.4)	(14.1)	(12.8)
Capital expenditure and financial investment and acquisitions and disposals	(87.7)	(40.0)	(48.9)	(52.3)	(121.8)
Equity dividends paid	(28.7)	(25.9)	(23.0)	(20.9)	(17.3)
Net cash (outflow)/inflow before use of liquid resources and financing	(5.3)	70.4	21.3	55.6	(64.0)
Management of liquid resources	131.3	(39.2)	(35.6)	(11.0)	50.6
Financing	(182.3)	(10.2)	(4.3)	(27.8)	6.4
(Decrease)/increase in cash	(56.3)	21.0	(18.6)	16.8	(7.0)

Board of Directors

1.

2.

3.

4.

5.

6.

7.

8.

9.

10.

1 / Sir Michael Hodgkinson
Chairman (Age 61)
Sir Michael Hodgkinson joined the Board as a Non-Executive Director on 1 January 2004 and became Chairman on 11 March 2004. Following an early career in the automotive industry, Sir Michael was appointed Chief Executive of Grand Metropolitan's European Food Division in 1986 and in 1992 he joined BAA plc, becoming Chief Executive in 1999, a post from which he retired in June 2003. He is Senior Non-Executive Director at Royal Mail and Chairman of Post Office Limited and a Non-Executive Director of FKI plc, Bank of Ireland plc, Transport for London Limited and Dublin Airport. Sir Michael has in-depth experience of both substantial public companies and the travel industry.

2 / Peter Long
Chief Executive (Age 53)
Peter Long joined the Board on 1 October 1996 as Managing Director of First Choice Holidays & Flights. On 11 November 1996 he was appointed Group Managing Director and became Chief Executive on 6 September 1999. Prior to joining First Choice Holidays PLC he was Chief Executive of Sunworld Holidays, having previously been Finance Director then Chief Executive of the tour operating division of the International Leisure Group. From February 2001 to June 2005 he was a Non-Executive Director of RAC plc (formerly Lex Service Plc) and in October 2002 he was appointed a Non-Executive Director of Rentokil Initial Plc.

3 / Paul Bowtell
Group Finance Director (Age 37)
Paul Bowtell joined the Board as Group Finance Director on 6 September 2004. He was previously the Finance Director of British Gas, a subsidiary of Centrica plc, where he had been since January 2002. Prior to that, he was with W H Smith plc where he held a number of corporate centre roles before becoming the Finance Director of the UK Retail business. He is an Associate of the Institute of Chartered Accountants.

4 / Dermot Blastland
Managing Director
Mainstream Holidays (Age 55)
Dermot Blastland joined the Board on 6 September 1999. He is Managing Director – Mainstream Holidays, having previously held positions as Managing Director of First Choice Holidays & Flights, Ski, Lakes & Mountains and President of Signature Vacations. Prior to joining the Company in February 1988, he was Commercial Director at Thomson and subsequently Managing Director of Portland Holidays.

5 / Tony Campbell
Non-Executive and Senior
Independent Director (Age 56)
Tony Campbell became a Non-Executive Director on 1 April 1997. He was Deputy Chief Executive of Asda Stores Limited until 2 March 2001, having previously been its Trading Director. Prior to that, he held senior management positions at J Sainsbury plc and Hillard Superstores. He is Non-Executive Chairman of Spirit Group Limited and Hobbs Headco Limited.

6 / Clare Chapman
Non-Executive Director (Age 45)
Clare Chapman became a Non-Executive Director on 11 March 2003. She is currently the Group HR Director of Tesco PLC and was previously with PepsiCola International where she had a number of European roles, including Vice President HR for Central and Eastern Europe. Prior to that, Clare held a number of senior management roles at Quaker Oats Inc. in both the UK and the USA.

In addition to her roles with Tesco and First Choice, Clare has been appointed by the Secretary of State for Education & Skills on to the Board of the Qualifications and Curriculum Authority (QCA) and serves on the Skills Council Board for Retail and the Advisory Board for the Judge Institute.

7 / Bill Dalton
Non-Executive Director (Age 62)
Bill Dalton became a Non-Executive Director on 6 October 2004. He was previously Chief Executive of HSBC Bank plc and Global Head of Personal Financial Services for the HSBC Group. During his banking career, he has amassed a great deal of international expertise. Bill is also a Non-Executive Director of a number of UK and North American companies including Swiss Re GB plc, Associated Electric & Gas Insurance Services (AEGIS), HSBC Finance Inc and Talisman Energy Inc.

8 / Simón Barceló
Non-Executive Director (Age 39)
Simón Barceló joined the Board on 6 July 2000 in accordance with the terms of the Relationship Deed between Barceló Corporación Empresarial SA and the Company. On 30 August 2002 he resigned his executive position as President of the Barceló Travel Division, as envisaged at the time of the acquisition, and became a Non-Executive Director.

He was Senator for Mallorca and occupied the 3rd Secretariat of the Spanish Senate from October 1989 to July 1993. From July 1993 to February 2000 he was Vice-Chairman of Barceló Corporación Empresarial and was appointed Chairman and CEO in June 2000.

9 / Susan Hooper
Non-Executive Director (Age 45)
Susan Hooper joined the Board as a Non-Executive Director on 10 March 2005. She is currently the Senior Vice President International and Managing Director, Royal Caribbean & Celebrity Cruises International. She joined Royal Caribbean from Avis Europe where she was commercial vice-president. Prior to this she gained extensive international experience with Saatchi & Saatchi, McKinsey and Co and PepsiCo International.

Susan is currently a Director of Sunshine Cruises Limited (the joint venture between First Choice and Royal Caribbean), Transcom Worldwide SA and is a trustee of The Suzy Lamplugh Fund.

10 / Jeremy Hicks
Non-Executive Director (Age 51)
Jeremy became a Non-Executive Director in February 2005. He is Finance Director of Aegis plc where he has overseen the expansion of the business from a European media agency into a global business with twin competences in media and market research. Up until 1999 he was Finance Director of Abbot Mead Vickers plc (AMV) where he played a key role in the strategic development of the Company into one of the largest marketing services groups in the UK.

Report of the Directors

The Directors submit their report of First Choice Holidays PLC for the year ended 31 October 2005.

Results and dividends
The Group profit before taxation for the year was £89.1m (2004: £74.5m).

The Directors recommend a final dividend of 4.65p (2004: 3.75p) net per ordinary share, payable on 6 April 2006 to holders on the register on 3 March 2006. When taken with the interim dividend of 1.95p (2004: 1.75p) net per ordinary share paid on 1 November 2005, this gives a total dividend of 6.6p (2004: 5.5p) for the year ended 31 October 2005.

The total preference dividend for the year was £10.0m (2004: £13.7m). On 27 July 2005, the Company redeemed all of the 6.75% Convertible Cumulative Preference Shares held by Royal Caribbean Cruises Ltd. at par for £199,500,000 (see note 20).

Business review and activity
The Group's principal activity is that of an international leisure travel business providing integrated tour operations, specialist holidays and online accommodation. It operates from 17 countries including the UK, Ireland, the USA, Canada, France, Germany and Spain.

A review of the Group's activity during the year and likely future developments is contained in the Reports section of this document.

Our people
First Choice employs approximately 14,000 people across the Group, of whom 8,600 are based in the UK and 4,200 in Western Europe, the USA and Canada, with the remainder being based in Africa, Asia, Australia and Eastern Europe. We have a global portfolio of businesses at various stages of development and maturity which all share common values. The challenge of developing and promoting our people in a way that is right for them, in the environment in which they operate, is currently being addressed.

Attracting, developing and retaining excellent people is critical to the sustainability of our business. Treating employees with empathy and respect – an important element of our commitment to sustainable development – is part and parcel of what we do.

We have a vision to be the "First Choice" for people wanting to work in leisure travel. Achieving this vision helps drive profitable growth across the Company. For us, this means:

> engaging our people in our aims and success – and in issues that affect them;

> promoting a positive workplace; and

> rewarding people in a way that is relevant to them and reflects their contribution to the Group's success.

Rewarding people and valuing their contribution
We encourage the participation of employees in the Company through frequent "Work in Partnership" meetings, which are led by senior management. Regular meetings also take place with recognised trade unions. We monitor closely the responses from our Staff Survey and adapt and change policies and practices as a result of the comments and views of employees. Many UK employees continue to subscribe to the Group's Employee Share Incentive Plan, giving many of our workforce a shareholding in the Company and interest in its financial performance.

Our goal is to continue to develop a reward strategy which underpins business objectives within Group principles which provide a framework for local adaptation and implementation. Recognising and rewarding our employees in ways that are effective for them is a key driver for engagement and high performance. Our compensation strategy takes into account base pay, competency pay, incentives, benefits and non-cash based rewards. We make every effort to measure the input and results of both individuals and teams.

Ensuring our employees share our aims and are involved in matters which affect them is a key challenge for us. We employ people in many countries around the world – a significant number of whom are engaged on a seasonal basis. We start by employing people we believe share our passion for our customers and products and build engagement through communication and consultation by providing regular local and global updates in ways that suit the relevant working environment and culture.

We have recently established a new extranet website to enhance communications across the whole Group which means that there is now a central source where all employees can find both external and internal information about the Sectors and various businesses in the Group. Additionally each Sector has its own tailored approach to communication which reflects the needs of that particular Sector.

As a Group we operate in diverse cultures and understand the need to rule out discrimination on any grounds including ethnicity, gender, disability and age. In the past year we have developed new policies on non-discrimination and inclusiveness to underpin this position. These are being introduced across the Group and incorporated into training for line managers and will become a key part of the Company induction programmes. Unfair treatment of any employee is not tolerated and a confidential employee hotline is in place across the Group.

Attracting, developing and retaining talent
We recognise that the success of our strategy is built on having the best people to deliver it around the world. We are committed to using the most effective recruitment methods in all countries in which we operate and to build skills and knowledge in ways that suit both the business and the employees.

Investing in leadership capability at senior levels to take the business forward is an area of particular focus and, accordingly, we have developed a Strategic Leadership programme in partnership with an International Business School. The programme, which extends across all Sectors of the Group, builds the skills and capability of those with the greatest responsibility for leadership and strategy. Across the Group investment in the capability of our people is a priority and all employees have had the opportunity to provide feedback on their training needs for the coming year.

Each year employees have the opportunity to meet their line manager to discuss their performance over the previous year and make plans for development in the coming year. This update allows individuals to identify training opportunities and understand the role they play in the success of the Company which is captured within the Personal Development Update (PDU). This process is designed to ensure that each person has objectives which support business plans. It is intended to roll out the PDU to colleagues across the Group who currently do not take part.

Retaining key employees is critical to our continued business success. Group-wide talent is reviewed on a regular basis at Board level and our focus is to retain and develop those individuals who will carry our business forward. We actively move people to career

opportunities across the Group to enhance the mix of innovative, entrepreneurial and general management skills. In order to meet seasonal demands we continue to move our best front-line staff between retail, overseas representation and airline cabin crew roles. This develops a multi-skilled workforce that has year-round experience of working with our customers.

Policy and practice on payment of suppliers

Group – First Choice Holidays PLC and subsidiary companies

The Group's Divisions are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. Due to the nature of the Group's operations and in common with the industry as a whole, payments are often made in advance of the provision of goods and services. The Group does not follow any code or statement on payment practice but it is Group policy that payments to suppliers, whether in advance or after the provision of the goods or services, are made on the basis of the terms that have been agreed with them.

Company – First Choice Holidays PLC

The Company has no material contracts for the supply of goods or services. Where the Company is the recipient of goods or services, normally in the course of the acquisition of subsidiary companies, payment of suppliers is conducted by one of the Group companies, in accordance with the policy set out above.

Directors

The Directors who served during the year are set out below:

Sir Michael Hodgkinson	Non-Executive Chairman	
Peter Long	Chief Executive	
Paul Bowtell	Group Finance Director	
Dermot Blastland	Managing Director, Mainstream Holidays	
Tony Campbell	Non-Executive Director & Senior Independent Director	
Simón Barceló	Non-Executive Director	
Clare Chapman	Non-Executive Director	
Bill Dalton	Non-Executive Director	
Jeremy Hicks	Non-Executive Director	Appointed 10 March 2005
Susan Hooper	Non-Executive Director	Appointed 1 April 2005
Terry Green	Non-Executive Director	Resigned 1 April 2005
Richard Fain	Non-Executive Director	Resigned 1 April 2005

Biographical notes and, where applicable, details of terms of appointment for both the Non-Executive and the Executive Directors are given on page 59.

The Directors retiring by rotation at the Annual General Meeting (AGM) in accordance with the Articles of Association are Sir Michael Hodgkinson, Dermot Blastland and Clare Chapman who, being eligible, offer themselves for re-election. Susan Hooper and Jeremy Hicks, having been appointed since the last AGM, also offer themselves for re-election. The Board has announced the appointment of Giles Thorley as an additional independent Non-Executive Director with effect from 1 February 2006 and, accordingly, he will also offer himself for re-election at the AGM.

As reported in the Chairman's statement, Jeremy Hicks was appointed to the Board as a Non-Executive Director on 10 March 2005 and Susan Hooper replaced Richard Fain on 1 April 2005 as the Non-Executive Director nominated to the Board by Royal Caribbean Cruises Ltd. (RCCL) under the terms of the 14 July 2000 Relationship Agreement between the Company and RCCL.

The terms of the Directors' service contracts are disclosed on page 66. Directors' interests in the shares of the Company are disclosed on page 69.

Directors' interests in any contract of significance to the Group's business are disclosed in note 30 to the accounts.

Report of the Directors
continued

Substantial shareholdings
As at 7 December 2005 the Company was aware of following interests in the issued ordinary share capital of the Company:

	Shares (millions)	%
Barclays Global Investors	73.55	13.88
Barceló Corporación Empresarial	59.11	11.16
M&G Investment Management	32.58	6.15
J P Morgan Fleming Asset Management	28.94	5.47
State Street Global Advisors	28.53	5.39
Scottish Widows Investment Partnership	25.26	4.77
Newton Investment Management	19.72	3.72
Standard Life Investments	18.70	3.53
Legal & General Investment Management	18.17	3.43

Save as above, no other person has reported an interest, which is notifiable under the Companies Act 1985, being an interest of 3% or more in the issued ordinary share capital.

Going concern
After making appropriate enquiries, the Directors have reasonable expectation that the Company and Group have adequate resources to continue operations for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts.

Charitable and political donations
During the year, the Group made charitable donations of £87,000 (2004: £25,000), including donations of £25,000 each to the Family Holiday Association and the Disaster Emergency Committee Tsunami Earthquake Appeal. The Group made no political contributions during the year (2004: £nil).

Auditors
In accordance with Section 384 of the Companies Act 1985, a resolution regarding the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Other matters
An explanation as to the business, other than routine business, to be transacted at the Annual General Meeting, which is to be held on Thursday 23 March 2006 at 10.30am, is contained in the explanatory notes to the Notice of Annual General Meeting, which accompanies this Report and Accounts.

By Order of the Board

Andrew John
Company Secretary
7 December 2005

Report of the Board to shareholders on Directors' remuneration

Remuneration Committee
The Remuneration Committee (the Committee) is responsible for all aspects of remuneration and contractual terms and conditions of the Executive Directors and members of the Group Management Board (GMB). The Remuneration Committee sets the remuneration policy and strategy for these employees and determines appropriate reward packages for them.

The activities of the Committee are governed by its Terms of Reference, which have been approved by the Board and can be found on the First Choice Holidays PLC website at www. firstchoiceholidaysplc.com.

The Committee is composed entirely of independent Non-Executive Directors. No member of the Committee has any personal financial interest (other than as a small shareholder – as disclosed in the table of interests in share and options on page 69) in the business of the Company. There are no conflicts of interest arising from Committee members' cross-directorships and they do not participate in any bonus schemes, pension plans, share options or any employee share scheme. Members of the Remuneration Committee have no day-to-day involvement in the running of the Company.

The current membership of the Remuneration Committee is:

Clare Chapman (Chairman)
Tony Campbell
Bill Dalton

Bill Dalton replaced Terry Green when he resigned from the Committee on 1 April 2005. During the year, the Committee met on three occasions.

Peter Long (Chief Executive) attends meetings of the Committee to make recommendations relating to the performance and remuneration of his direct reports. Bill Logan (Group HR Director) also provides advice and guidance to the Committee. Andrew John (Company Secretary) acts as Secretary to the Committee. Neither Peter Long, Bill Logan nor Andrew John are in attendance when their own remuneration is considered.

The Committee has appointed Mercer Human Resource Consulting (Mercer) to provide independent advice on all aspects of remuneration. Mercer also provides salary benchmarking information to the Company from time to time.

In addition, the following principal advisers provided advice to the Committee during the year:

> Watson Wyatt LLP prepared the Total Shareholder Return (TSR) calculations for the Restricted Share Plan. Watson Wyatt does not have any other connection with the Company; and

> Herbert Smith advised on the Directors' Remuneration Report and on various legal issues relating to the Company's share schemes. Herbert Smith also advises the Company on legal issues generally.

The Committee is constituted, and operated throughout the review period, in accordance with the relevant provisions of the Combined Code. This report complies with the Directors' Remuneration Report Regulations 2002. A resolution will be put to the shareholders at the Annual General Meeting on 23 March 2006 inviting them to consider and approve this report.

Remuneration policy
The objective of the Company's remuneration policy is to provide competitive packages to motivate, reward and retain high-calibre individuals at the senior management level.

The main principles of this policy are to:

> set the total remuneration package at an appropriate level to reflect the competitive market in which the Company operates;

> link a substantial proportion of the total remuneration package to the achievement of demanding performance targets;

> ensure the development of a high-performance culture throughout the Company; and

> structure the reward of senior management to align their interests with those of the shareholders.

In 2004, the Committee undertook a review of the Company's remuneration policy for the Executive Directors and members of the Group Management Board and took the view that a greater proportion of the package should be in the form of variable remuneration. As a result, the Company sought and obtained the approval of its shareholders to introduce new long-term incentive schemes at the AGM in March 2005. The new plans are a Performance Share Plan and a Deferred Annual Bonus Scheme, which will replace the existing Restricted Share Plan.

The charts below set out the balance between fixed and variable pay under the revised arrangements.


D
A
C
B
A Base
B Short-term
C Long-term
D Pension and benefits

Report of the Board to shareholders on Directors' remuneration
continued

Elements of remuneration
The Executive Directors' total remuneration consists of the following elements:

> base salary;

> annual bonus;

> long-term incentives;

> pensions and life assurance; and

> other benefits.

The annual bonus and long-term incentives are performance-related.

Base salary
The Committee's policy is that base salaries for the Executive Directors should be paid at a market-competitive level having regard to job size, function and personal performance, measured against base salaries paid for equivalent roles in companies that reflect the talent pool from which we recruit.

The Committee normally reviews the base salaries of Executive Directors annually, and takes note of relative pay and employment conditions within the Company, in determining annual salary increases.

Annual bonus
Each Executive Director participates in an annual non-pensionable bonus plan. The Committee reviews the targets on an annual basis.

The maximum bonus potential is 100% of base salary for the Chief Executive and 87.5% for the other Executive Directors. For the financial year ending 31 October 2005, the annual bonus performance targets related to the achievement of pre-tax profits and personal objectives. For the Chief Executive and Finance Director, 80% of the annual bonus was based on Group pre-tax profit and 20% on personal objectives. For the Managing Director of the Mainstream Holidays Sector, 40% of his annual bonus was based on Group pre-tax profit, 40% on pre-tax profit of the Mainstream Sector and 20% on personal objectives.

In aggregate, bonuses of £1,186,250 were awarded to the Executive Directors for the year under review (2004: £721,840). It should be noted that, in 2004, Paul Bowtell's bonus was on a pro-rated basis as he was appointed in September 2004.

Long-term incentives
Deferred Annual Bonus Scheme (DABS)
The Deferred Annual Bonus Scheme was approved at the AGM in March 2005. Under the DABS, the Executive Directors are required to defer 25% of their performance-related annual bonus and have the opportunity to defer up to an additional 25% of their bonus into Company Shares (deferred shares). A conditional award of matching shares equal to four times the number of deferred shares is made at the same time.

Deferred shares vest after three years and matching shares also vest after three years subject to the achievement of performance conditions, as determined by the Committee. No matching shares will vest unless the annual average of the ratio of the Company's return on invested capital to the weighted average cost of capital (ROIC/WACC) exceeds 100% over the three-year period. A hurdle of ROIC, being at least equal to WACC, is used to ensure that the relevant long-term incentive schemes pay out only when shareholder value is being created over the performance periods. If the ROIC/WACC hurdle is met, shares will only vest to the extent to which two further performance conditions are satisfied over the three-year period as follows:

> Up to three-quarters of the matching shares will vest based on growth in the Company's earnings per share (EPS), before goodwill and exceptional items, in relation to the growth in the UK Retail Price Index (RPI) as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of matching shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

> Up to one-quarter of the matching shares will vest based on the Company's ranking of Total Shareholder Return (TSR) performance in relation to the TSR of the FTSE 250 constituents (excluding investment trusts) over the three-year period as shown in the table below:

TSR Ranking	Proportion of matching shares vesting
Below median	0%
Between median and upper quartile	On a straight-line basis between 10% and 100%
At or above upper quartile	100%

There will be no re-testing of the performance conditions after the three-year performance period.

The Committee considers that EPS and TSR are the key performance conditions that are most relevant to the Company. EPS is a key indicator of the Company's underlying financial performance whilst TSR is a relative measure of shareholder value creation.

The first deferral under the DABS was made in December 2005, based on the annual bonus earned in the financial year ending 31 October 2005. The Executive Directors have elected to defer an additional 25% of their annual bonus (50% of annual bonus in total).

Performance Share Plan (PSP)
Under the PSP, the Executive Directors are eligible to receive conditional awards of shares annually, which vest after a three-year period subject to the achievement of performance conditions, as determined by the Committee.

No shares will vest unless ROIC/WACC exceeds 100% over the three-year period which is the same hurdle as for the DABS above.

If the ROIC/WACC hurdle is met, shares will only vest to the extent to which a performance condition based on growth in EPS, before goodwill and exceptional terms, in relation to RPI growth over the three-year period is met, as shown in the table below:

Average annual EPS growth in excess of RPI growth	Proportion of shares vesting
Below 4%	0%
Between 4% and 13%	On a straight-line basis between 10% and 100%
13% or above	100%

There will be no re-testing of the performance conditions after the three-year performance period.

The Chief Executive will receive an annual award equivalent to 100% of his salary. The other Executive Directors will receive annual awards of 75% of their respective salaries. The first award under the PSP was made in December 2005.

Long-Term Cash Bonus for the Chief Executive

The Chief Executive, Peter Long, participates in a Long-Term Cash Bonus (the Bonus), which was approved at the AGM in March 2005. A one-off cash bonus will be payable at the end of a five-year period ending 31 October 2009, subject to meeting pre-determined performance conditions over that period. The objective of the Bonus is to incentivise the Chief Executive to achieve demanding financial and personal objectives and to ensure his retention by the Company.

The maximum that may be earned under the Bonus is £1.5m. No payment will be made unless ROIC/WACC exceeds 100%, on average, over the five-year period. The amount of bonus payable will depend on the extent to which the following three separate performance tests are met:

> 50% of the Bonus will depend on relative TSR against constituents of the FTSE 250 (excluding investment trusts) and will be paid out according to the same schedule set out under the DABS section above.

> 35% of the Bonus will be based on the EPS growth against RPI growth and will be paid out according to the same schedule set out under the DABS and PSP sections above.

> The remaining 15% of the Bonus will be payable for the achievement of personal objectives.

The Bonus is non-pensionable.

Restricted Share Plan (RSP)

The final award of restricted shares under the RSP was made in December 2004. Awards were made on an annual basis to most participants. The exception was the Chief Executive who received periodic awards so that the total original value of all his outstanding awards was equal to four times his annual salary.

The other Executive Directors received annual grants with an original value equivalent to 50% to 100% of salary.

Awards under the RSP vest three years from the award date to the extent that a pre-determined TSR-based performance condition in relation to the constituents of the FTSE mid-250 (excluding investment trusts) is met as shown below:

TSR Ranking	Proportion of restricted shares vesting
Below median	0%
Between median and upper quartile	On a straight-line basis between 10% and 100%
At or above upper quartile	100%

If all, or part, of the restricted share awards do not vest after the three years, the residual award is re-tested on a six-monthly basis, from a fixed start date, until the performance condition is met. If the performance condition is not met by the seventh anniversary of the date of award, the outstanding awards will lapse.

For the Executive Directors, shareholder approval was obtained at the AGM in March 2005 to change the TSR performance condition described above to the performance conditions attached to the awards made under the PSP. All Executive Directors agreed this change.

Therefore, all restricted share awards (apart from the exception detailed below) made from 14 December 1999 to 23 December 2004 will now be subject to the ROIC/WACC hurdle and the EPS growth in relation to RPI growth performance condition described above. The performance period for these awards is 1 November 2003 to 31 October 2006 and there will be no opportunity to re-test the performance conditions attached to these awards. If the performance condition is satisfied, those awards made from 14 December 1999 to 31 October 2003 will mature on 31 October 2006 but those granted after 1 November 2003 will not mature until the third anniversary of the date of each award. The number of shares maturing will reflect the extent to which the performance conditions are met.

The award of restricted shares made to the Executive Directors and members of the GMB on 5 October 1998 was not converted to the new performance targets. As the award was due to lapse on 5 October 2005 in accordance with the rules of the Restricted Share Plan (seven years after the grant date), conversion would have necessitated an extension to the life of the award and this was not considered appropriate. Unvested shares remaining under the award were tested under the existing TSR performance conditions in October 2005 and the award lapsed after that date.

Senior Executive Plan (SEP)

The SEP expired in 2004 and the last award under the plan was made in December 2003. Under the SEP, options with original values of between 150% and 200% of base salary were awarded to the Executive Directors in October 2002 and December 2003.

At the AGM in March 2005 approval was also obtained to amend the performance condition attached to the vesting of the options to the ROIC/WACC hurdle and EPS growth in relation to RPI growth performance condition as described above. The previous performance condition was based on relative TSR against the constituents of the FTSE 250 (excluding investment trusts) measured over a five-year period.

Report of the Board to shareholders on Directors' remuneration
continued

The extent to which the outstanding awards made in October 2002 and December 2003 vest on 31 October 2007 and 31 October 2008 respectively will be determined by the extent to which the new performance conditions are met over the five-year performance period corresponding to each award.

Pensions and life assurance
All the Executive Directors participate in HMRC-approved defined contribution schemes.

The Company makes a contribution of 50% of basic salary for the Chief Executive. Contributions are paid into a self-invested personal pension up to the permitted limits and further contributions are paid into an individually-funded unapproved retirement benefit scheme.

The other Executive Directors all participate in a Revenue-approved defined contribution pension scheme, with the Company contributing 25% of total basic salary.

During 2005, the Committee reviewed the Company's pension policy in anticipation of the introduction of the new pension tax regime in April 2006. It has decided that pension scheme participants would not be compensated for any tax adverse consequences.

The Committee has also decided that, in the event of a participant in a pension scheme reaching the lifetime allowance and choosing not to accept further pension contributions, a non-pensionable cash allowance equivalent to the Company's contribution to the pension scheme would be offered in lieu.

The normal retirement date for the Executive Directors is 60.

In the event of death, the pension scheme provides lump sums for the purchase of dependants' pensions of the greater of eight times salary and the value of the approved pension fund. On death-in-service, a lump sum of four times salary, subject to the earnings cap, is also payable. A separate life assurance policy provides death-in-service benefits over the earnings cap. These arrangements are currently under review, in light of the Finance Act 2004, and any changes will be effective as from April 2006.

Other benefits
Other benefits provided to the Executive Directors include permanent health insurance, private medical insurance, medical examinations, the provision of a company car (or a non-pensionable cash alternative) and holiday concessions of £2,500 per annum.

Executive Directors are eligible to participate in the Company's Savings Related Share Option Scheme and the HMRC-approved Share Incentive Plan. These are all-employee share schemes that enable staff to acquire shares in the Company on preferential terms. To further encourage employee shareholding in the Company, the Share Incentive Plan was enhanced in 2005 to provide for the Company to award a matching share for every four shares bought by a participant under the plan.

Subject to the approval of the Board, the Executive Directors are allowed to accept non-executive director appointments and retain the fees received. Peter Long received and retained non-executive director fees of £61,666 (2004: £69,250) in respect of two appointments – he resigned one of his non-executive directorships during the year.

Shareholding guidelines
In line with its policy of aligning senior management interests with those of shareholders, the Executive Directors and GMB members will be required, by November 2010, to hold, at a minimum, the following number of shares in the Company:

	Number of shares
Chief Executive	500,000
Other Executive Directors	270,000
Other GMB members	100,000 to 175,000

Service contracts
All the Executive Directors have service contracts with the Company that can be terminated on six months' notice from the Director or on 12 months' notice from the Company.

Service contracts for the Executive Directors do not include any provisions for the payment of compensation in the event of early termination save for the ability of the Company to exercise its discretion to make a payment in lieu of all or part of the notice period to the Executive Directors subject to any obligation they may have to mitigate any post termination losses.

Non-Executive Directors
The Non-Executive Directors do not have service contracts and do not participate in the Company's pension scheme, annual bonus scheme or long-term incentive schemes. Non-Executive Directors have letters of appointment and their appointments can be terminated by either party by serving six months' notice. Each appointment is for three years.

Non-Executive Directors receive a basic annual fee. The fees payable to the Non-Executive Directors are determined by the Board as a whole, based on relevant external market research and consultations with internal and external advisors.

During the year the Chairman's fees were increased from £150,000 to £170,000 per annum. The other Non-Executive Directors receive a fee of £33,000 per annum. In addition the Board pay an additional fee of £5,000 per annum to the Senior Independent Director (Tony Campbell) and to the Chairmen of the Audit and Remuneration Committees (Jeremy Hicks and Clare Chapman respectively).

The Non-Executive Directors also receive annual holiday concessions to the value of £2,500 per annum.

Performance graph

Total Shareholder Return (TSR), comprising the changes in value of a share and dividends distributed, can be represented by the value of a notional £100 invested at the beginning of a period and its change over that period.

A graph showing TSR in respect of the Company over five years from 1 November 2000 is given below. The TSR performance for the Company is compared with the TSR for the mid-FTSE 250 Index, which was considered to be the most appropriate benchmark for comparison purposes as it is the principal index in which the Company's shares are quoted.

Cumulative TSR performance


Value of £100 Invested in November 2000
250
200
150
100
50
0
100
92
104
125
136
203
100
83
70
95
108
132
2000
2001
2002
2003
2004
2005
First Choice
FTSE Mid250

Report of the Board to shareholders on Directors' remuneration
continued

The auditors are required to report on the information contained in the following section of this report.

Remuneration

	2005							2004		
	Salary/ fees £000	Benefits in kind £000	Performance bonuses £000	Other £000	Total emoluments £000	Pension contributions £000	Total £000	Total before pensions £000	Pension contributions £000	Total including pensions £000
Non-Executive Chairman										
Sir Michael Hodgkinson[1]	162	–	–	–	162	–	162	125	–	125
Executive Directors										
Peter Long	600	31	600	–	1,231	300	1,531	1,151	280	1,431
Paul Bowtell[2]	332	66	280	110	788	75	863	67	10	77
Dermot Blastland	350	21	306	–	677	88	765	519	85	604
Other Non-Executive Directors										
Simón Barceló	33	–	–	–	33	–	33	31	–	31
Tony Campbell	38	–	–	–	38	–	38	33	–	33
Clare Chapman	38	–	–	–	38	–	38	33	–	33
Bill Dalton[3]	35	–	–	–	35	–	35	2	–	2
Susan Hooper[4]	21	–	–	–	21	–	21	–	–	–
Jeremy Hicks[4]	25	–	–	–	25	–	25	–	–	–
Resigned										
Ian Clubb	–	–	–	–	–	–	–	76	–	76
Andrew Martin	–	–	–	–	–	–	–	122	29	151
Terry Green	14	–	–	–	14	–	14	31	–	31
Richard Fain	14	–	–	–	14	–	14	31	–	31
Totals	1,650	66	1,186	110	3,076	463	3,539	2,221	404	2,625

1 Sir Michael Hodgkinson (Non-Executive Chairman) was appointed during 2004 and his fees were increased with effect from April 2005.
2 Paul Bowtell was appointed during 2004 and, under the terms of his contract, he was paid £110,000 during the year as compensation for loss of entitlement to performance related benefits from his previous employment. Benefits in kind include an amount of £64,592 (2004: £15,000) for relocation costs.
3 Bill Dalton was appointed during 2004.
4 Jeremy Hicks and Susan Hooper were appointed during the year.

The Executive Directors have each elected to defer 50% of their bonus entitlement for the year under the terms of the DABS described on page 64.

Interests in shares and options
The interests of Directors in the share capital of the Company are set out below:

	Ordinary shares		Options				Restricted shares			
	31 October 2005	31 October 2004	31 October 2005	Granted	Exercised	31 October 2004	31 October 2005	Granted	Exercised	31 October 2004
Sir Michael Hodgkinson	20,000	20,000	–	–	–	–	–	–	–	–
Peter Long	*2,102,761	*1,896,887	1,787,000	–	–	1,787,000	1,793,888	372,799	465,355	1,886,444
Paul Bowtell	10,212	10,000	–	–	–	–	577,442	157,894	–	419,548
Dermot Blastland	*452,800	*405,445	829,134	–	20,242	849,376	790,988	172,697	89,502	707,793
Simón Barceló**	59,131,390	111,922,319	–	–	–	–	–	–	–	–
Tony Campbell	38,476	37,200	–	–	–	–	–		–	–
Clare Chapman	–	–	–	–	–	–	–	–	–	–
Bill Dalton	–	–	–	–	–	–	–	–	–	–
Jeremy Hicks	–	–	–	–	–	–	–	–	–	–
Susan Hooper	–	–	–	–	–	–	–	–	–	–

* Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan.
** Simón Barceló's interest in 59,115,629 shares is held through his 11.16% (2004: 24.4%) shareholding in Barceló Corporación Empresarial SA (2004: 111,906,558).

The performance criteria relating to the restricted shares and share options are set out on pages 65 and 66.

Share options exercised during the year

	Share scheme	Date option exercised	Number of options exercised	Share price at date of exercise (p)	Exercise price (p)	Gain on exercise £
Peter Long	Restricted Share Plan	23 December 2004	310,631	151.70	N/A	471,227
		18 April 2005	39,423	174.50	N/A	68,793
		05 October 2005	115,301	200.05	N/A	230,660
Dermot Blastland	Restricted Share Plan	24 December 2004	74,865	151.70	N/A	113,570
		25 April 2005	3,729	176.75	N/A	6,591
		05 October 2005	10,908	200.05	N/A	21,821
	Executive Share Option Scheme	27 July 2005	20,242	188.25	95.00	18,876

In the year ended 31 October 2005, total gains on the exercise of share options by Directors amounted to £931,538 (2004: £812,956).

Report of the Board to shareholders on Directors' remuneration
continued

Share options granted and outstanding at the year-end
Share options granted to the Executive Directors and outstanding at the year-end under the Restricted Share Plan, Executive Share Option Scheme and the Senior Executive Plan are set out below.

	Numbers of shares	Grant date	Option exercise price (p)	Maturity date	*Final lapse date
Peter Long					
Restricted Share Plan	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Restricted Share Plan	419,548	13 October 2004	N/A	13 October 2007	23 January 2008
	157,894	14 December 2004	N/A	14 December 2007	19 February 2008
Dermot Blastland					
Restricted Share Plan	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2007
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	9 December 2008	9 December 2010

* in accordance with the amendments to the Restricted Share Plan approved by the Shareholders.

During the year the price of the Company's ordinary shares ranged between 135p and 218.25p and was 195.25p on 31 October 2005.

On 1 November 2005, the following shares were allocated to the Directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	100
Tony Campbell	379

The report was approved by the Board of Directors on 7 December 2005 and has been signed on its behalf by:

C. Chapman

Clare Chapman
Chairman of the Remuneration Committee
7 December 2005

Nomination Committee
The nomination of suitable candidates for approval of the Board of Directors to fill Executive and Non-Executive vacancies on the Board is carried out by the Nomination Committee, which comprises the Chairman and three Non-Executive Directors. The composition of the Nomination Committee is set out on page 79.

The meetings of the Committee were chaired by the Non-Executive Chairman. Prior to the appointments of Jeremy Hicks and Giles Thorley, the Nomination Committee considered the existing skills and knowledge of the Board before providing an external search consultancy with a description of the capabilities required for these appointments. The Nomination Committee believes these appointments significantly enhance the level of financial and commercial skills among the Non-Executive Directors. Jeremy Hicks has recent and relevant financial experience gained as the Finance Director of a FTSE-250 company. Prior to his appointment Jeremy Hicks confirmed he had sufficient time to complete his responsibilities and his other commitments are listed in the biographical notes on page 59. Similarly, for Giles Thorley, the Board has considered his other commitments and he has confirmed that he will have sufficient time to fulfil his non-executive role – full biographical details are included in the Notice of the AGM.

Susan Hooper was appointed in accordance with the terms of the Relationship Agreement then in force between Royal Caribbean Cruises Ltd. and the Company as a replacement for Richard Fain. Consequently, neither the use of external search consultancies or open advertising was appropriate for this appointment.

Following the appointment of a new Director, the Chairman, in conjunction with the Company Secretary, is responsible for ensuring that a full, formal and tailored induction to the Company is given. A detailed induction programme is underway for both Jeremy Hicks and Susan Hooper and will also be provided for Giles Thorley.

Audit Committee
The Audit Committee operates under written Terms of Reference to assist the Board in the discharge of its duties with regard to the Group's accounts, the review of internal controls and risk management systems and the external audit.

The composition of the Audit Committee, which is chaired by Jeremy Hicks, is set out on page 79. Jeremy Hicks took over the role of Chairman from Tony Campbell who remains a member of the Committee. All members of the Committee are considered to be independent. In accordance with the Combined Code, the Board is satisfied that Jeremy Hicks has "recent and relevant financial experience". Bill Dalton, the former Chief Executive of HSBC Bank plc, became a member of the Audit Committee in December 2004 and has also brought additional financial expertise to its deliberations.

The Chief Executive, Group Finance Director and Director of Business Assurance normally attend meetings and Non-Executive Directors may attend meetings from time to time. The Chairman of the Committee also meets with the external auditors without management present.

The Committee's duties include:

> monitoring the integrity of the financial statements of the Company and formal announcements relating to the Company's financial performance and reviewing the significant financial reporting judgments contained in them;

> reviewing the Company's internal financial controls and the Company's internal control and risk management systems;

> monitoring the effectiveness of the Company's Business Assurance function (which includes Internal Audit) through meetings with the Director of Business Assurance, the agreement, in advance, of annual work plans and the review of the results of the work undertaken;

> the consideration of the appointment, re-appointment and removal of the external auditors and the approval of their remuneration and terms of their engagement. During the year the Audit Committee considered and recommended the re-appointment of the incumbent auditors. The detailed scope of the audit is agreed with the external auditors prior to the commencement of their work and their findings are considered prior to the approval of the financial statements. The level of remuneration for these services has been approved. As part of the re-appointment process the independence of the incumbent auditors was reviewed;

> the development of a policy for the engagement of the external auditors to supply non-audit services. The Audit Committee has concluded that, in some cases, the provision of non-audit services by the incumbent auditors is appropriate and this has been communicated to the Board. Auditor independence and objectivity are safeguarded by the Audit Committee monitoring and approving, where appropriate, the nature of the work and the level of fees paid for non-audit services as a proportion of the total audit fees paid.

During the year an assessment of the external auditors was undertaken with the findings being considered by the Audit Committee and discussed with the external auditors. The assessment took the form of a questionnaire circulated to individuals across the Group with whom the auditors had significant dealings. The questionnaire addressed, among other matters, the robustness of the audit, the quality of judgements and the quality of the auditors' personnel and service.

The Group has a confidential telephone line operated by an independent third party to allow staff to raise concerns on financial reporting or other matters. Concerns raised in this way are directed to Business Assurance so that appropriate action can be taken. This telephone line is available to all staff worldwide.

Board and Committee meetings

The number of full Board and Committee meetings attended by each Director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
Sir Michael Hodgkinson (Chairman)	8(8)	1(1)	N/A	1(1)
Peter Long (Chief Executive)	8(8)	N/A	Part of 1	N/A
Paul Bowtell (Group Finance Director)	8(8)	N/A	N/A	N/A
Dermot Blastland (Executive Director)	8(8)	N/A	N/A	N/A
Tony Campbell (Senior Independent Director)	8(8)	4(4)	3(3)	N/A
Terry Green (Non-Executive Director)	3(4)	1(2)	1(2)	1(1)
Simón Barceló (Non-Executive Director)	6(8)	N/A	N/A	1(1)
Richard Fain (Non-Executive Director)	4(4)	N/A	N/A	N/A
Susan Hooper (Non-Executive Director)	2(4)	N/A	N/A	N/A
Clare Chapman (Non-Executive Director)	6(8)	N/A	3(3)	1(1)
Bill Dalton (Non-Executive Director)	7(8)	3(4)	1(1)	N/A
Jeremy Hicks (Non-Executive Director)	2(4)	2(2)	N/A	0(0)

Figures in brackets indicate the maximum number of meetings in the period in which the individual was a Board member. In addition to the full meetings of the Board, the Chairman has held one meeting with Non-Executive Directors without the Executive Directors being present and the Senior Independent Director has chaired a meeting of the Non-Executive Directors without either the Chairman or the Executive Directors being present. At this meeting the results of the questionnaire circulated to Directors to assess the Chairman's performance were considered and the conclusions of the discussion were later communicated to the Chairman.

Board, Committee and individual performance
An assessment of the performance of the Board and its Committees was undertaken by means of a detailed questionnaire, designed by the Company Secretary and completed by each Director. The questionnaire covered 16 areas including the processes for setting the strategy of the Company, monitoring business performance, corporate governance and the effectiveness of the Executive Directors, Non-Executive Directors and the Board's Committees.

The findings were discussed by the Non-Executive Directors and the Chairman and were then referred to the Board as a whole. It was agreed that the action points arising out of the 2004 Board performance assessment had been successfully addressed with all Directors in particular benefiting from fewer but longer Board meetings and a greater emphasis on strategy. In general, the Board considers its structures, composition and proceedings to be effective. The 2005 assessment has identified the desire for the Nomination Committee to be more proactive and this issue will be addressed early in 2006.

An assessment of each individual Director's performance was undertaken during the year. The performance of each Director was measured against 12 criteria with peers being requested, confidentially, to rate that Director's performance by reference to the criteria. The Chairman then discussed the overall result for each Director with him or her and any concerns were addressed.

Internal control
The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness, while the role of management is to implement Board policies on risk and control.

The system of internal control is designed to manage and mitigate rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls – which include financial, operational and compliance controls – and risk management can only provide reasonable, and not absolute, assurance against material mis-statement or loss. The Board has reviewed the effectiveness of internal controls during the year.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group; that this has been in place for the year under review and up to the date of approval of the Annual Report and Accounts; that this process is regularly reviewed by the Board; and that the process accords with the Turnbull Guidance.

The key elements of the control framework and review processes in place across the Group are as follows:

> The Board sets corporate strategy and business objectives. The GMB and Sector management integrate these objectives into their operational and financial business plans. Where areas for improvement in the system of internal control are identified, the Board considers the recommendations made by the GMB and the Audit Committee;

> The GMB meet regularly together with other senior executives to consider Group operational and financial performance and business development. The Chief Executive reports to the Board on behalf of the GMB on significant changes in the business and the external environment. The Group Finance Director provides the Board with monthly financial information which includes key performance and risk indicators;

Corporate governance
continued

> The Audit Committee, with assistance from certain related management committees, oversees key risks, such as financial risk, health and safety, corporate and social responsibility and the environment, where such risks apply across all Sectors. Each Sector has established a Sector Risk Management Committee, which is responsible for ensuring that the risks facing that Sector's business are identified and that related action plans are implemented. The committees ensure that the recommendations to mitigate risks are being actioned;

> The Business Assurance function independently reviews the risk identification procedures and control processes implemented by management and reports its findings to the Audit Committee three times per year, or more frequently if appropriate;

> The Audit Committee reviews: external audit work plans and that of the Business Assurance function; reports by Business Assurance on the Group's risk assessment process; and reports from both internal and external audit on the system of internal control, including the identification of material weaknesses. The Chairman of the Audit Committee reports to the Board on the outcome of the Audit Committee meetings held and the Board receives the minutes of all such meetings;

> The Treasury position of the Group, including cash, foreign exchange and fuel hedging exposure, is managed centrally in accordance with policies appropriate for each Sector and is the responsibility of the Group Finance Director and Group Treasurer. Reports and forecasts are submitted monthly to the Board;

> Financial forecasts, providing predicted results with sensitivity analysis, are prepared routinely throughout the year for review by the Board. These forecasts also include details of the Group's ongoing compliance with its regulatory and banking requirements. The Group has established investment appraisal and authorisation procedures and its capital expenditure is reviewed against budgets which have been approved by the Board;

> There are policies and procedures for the reporting by employees and resolution of suspected fraudulent activities. It is the policy of the Group to employ staff and management of high integrity, to train them appropriately and to require compliance with all relevant laws, regulations and internal policies.

During 2004, the Group identified a series of financial irregularities in the Engineering Department of First Choice Airways Limited (FCA), which resulted in the dismissal of two senior FCA employees. The impact of these financial irregularities on the Group's accounts was not material and there are no adverse safety or operational effects for FCA. Civil suits were commenced against those employees and certain other parties in order to recover monies. Internal controls at FCA have been the subject of both internal and independent external review and measures have been taken to further strengthen those controls. As a result of the civil action taken, the Company has recovered a total of £4.5m, representing more than 90% of the total financial irregularities identified.

Communications with shareholders
The Chief Executive and Group Finance Director hold regular meetings with major shareholders to review the Group's performance and prospects. The views of shareholders are communicated to all members of the Board following such meetings. During the course of these meetings the issue of governance is discussed. Presentations to major shareholders are made at least twice yearly, after the announcement of the interim and preliminary results, the details of which, together with the Group's financial reports and other announcements, can be accessed via the Group's website www.firstchoiceholidaysplc.com. The Combined Code recommends that the Senior Independent Director meets with a range of major shareholders to gain an understanding of their views. In practice, as a result of the extensive feedback provided, the Senior Independent Director and other Non-Executive Directors believe that they are aware of such issues, and that, unless requested by major shareholders, such meetings are unnecessary.

There is also an opportunity for shareholders to question the Chairman and other Directors (including the Chairmen of the Audit, Remuneration and Nomination Committees) at the Annual General Meeting. This forum also provides Non-Executive Directors with the opportunity to discuss the views of shareholders with them directly.

At general meetings:

> The Company prepares separate resolutions on each substantially separate issue and does not combine resolutions together inappropriately;

> A schedule of proxy votes cast is made available for inspection at the conclusion of the proceedings; and

> The Annual Report & Accounts is laid before shareholders at the Annual General Meeting.

Sustainable development

First Choice has made a clear commitment to sustainable development – balancing respect for people, environmental protection and long-term sustainable business success.

Management of sustainable development
Dermot Blastland, MD of the Mainstream Holidays Sector, takes responsibility for sustainable development on behalf of the Board. Social, environmental and ethical risks are managed through the Group risk management approach. These issues are raised at Sector and Group risk management committees which meet every six months. Each Sector has its own risk register to help manage non-financial risks and these feed into the overarching Group risk register which is reviewed by the Group Risk Management Committee. The Group Risk Management Committee reports through the Audit Committee to the Board. In addition, social and environmental issues are included in the Health, Safety and Environment monthly report made by the Director of Legal Affairs & Company Secretary to the Group Management Board.

Key achievements 2004/05
In March our ranking on the UK Business in the Community's Environment Index rose significantly, marking us out as one of the 10 most improving companies listed.

In September the Company was listed in the FTSE4Good Index for the first time, recognising our disclosure of environmental management targets and data, governance standards and good standards of employee policies and practices.

In October we published our first public Environment and People Report on our sustainable development progress so far. The Report is housed on a dedicated website at www.fcenvironmentandpeople.com and is also accessible via our corporate website at www.firstchoiceholidaysplc.com. In the Report we publish for the first time environmental data and targets across our significant environmental impacts, as well as some social data, for example on employee diversity.

In order to raise awareness of the Report internally we have run an employee competition, which directs people to the Report and offers the opportunity to win an overseas conservation trip. We have also translated a summary of the Report into five languages and communicated the key points of the Report through our existing internal cascade process.

We will update the Environment and People Report in April 2006 to disclose our environmental data for the year 2004/05 and targets for 2005/06. We will then continue to report annually in April.

First Choice has been working closely with other airlines and the wider aviation industry, including airport operators and aircraft and engine manufacturers, to develop a strategy towards sustainable development of UK aviation. This strategy was launched in June 2005 and had been endorsed by the Government (www.sustainableaviation.co.uk).

Looking forward to 2005/06
First Choice is currently working with the sustainable development charity "Forum for the Future" on a project to identify the embedded key business opportunities, which will enable us to take our commitment to sustainable development forward. This project is being championed by Dermot Blastland, Board member with responsibility for sustainable development, and will engage the Group Sector Boards and the Group Management Board in the first and second quarters of the year 2005/06.

This project will also involve training for the Group Management Board and Group Sector Boards in sustainable development issues.

In evaluating the business opportunities that may arise from our commitment to sustainable development, the Board will use the Group's formal strategic decision-making methodology.

In the first quarter of 2005/06 we are completing Business in the Community's Corporate Responsibility Survey. This is the first time that we are completing the sections on market-place, community and work-place issues and the third time we are completing the environment section. The results of the survey will provide us with a benchmark for measurement against other UK-based companies working on sustainable development.

During 2005/06 we will also be expanding and enhancing our existing business ethics standards by introducing a Business Code of Conduct. At present all senior managers and Directors are required to sign a declaration that they are not subject to any conflict of interest.

Risk management
First Choice Holidays PLC (First Choice) attaches great importance to risk management at all levels of the business and has now invested in increased resources to move the identification, monitoring and controlling of operational risk to the next level of sophistication. The Group continues to strive for greater transparency of risk and to promote the sharing of knowledge between its businesses for the greater good of the whole organisation and its stakeholders.

The strategy for risk management has been enhanced by the declared intention to drive risk management principles deep into the day-to-day business of each of the Sectors. The setting of policy and monitoring of performance is the responsibility of the Financial Risk Management Committee and the Health, Safety & Environmental Risk Management Committee. These committees are responsible to the Group Risk Management Committee, and ultimately to the Audit Committee, thereby providing Directors with the assurance that risks are managed appropriately at all times.

The Group Risk Management and Business Assurance Departments work closely to monitor key performance indicators (KPIs) relevant to each risk and to ensure that actions identified to control and mitigate these risks are subject to a continual internal auditing process.

A more co-ordinated Group-wide approach to risk management, based on a sound structure and reflecting the way the businesses are operated, is now in place. Having built the platform to identify, monitor and mitigate risk and having assembled the required resources, the focus for 2006 is to raise awareness of operational risk management throughout the Group.

There continues to be an appropriate emphasis on risks affecting the health and safety of the Group's customers and employees with Andrew John, Director of Legal Affairs & Company Secretary, taking responsibility for these matters on behalf of the Board.

Risk Management remains primarily the responsibility of the businesses affected, supported by expertise at Group level. As part of the long-term process, the risk profile of the Group is to be re-evaluated with risks categorised by discipline, territory and the effect on business strategy at all levels in the organisation.

Sustainable development
continued

Resources
In addition to restructuring the responsibility for managing risk, the Group Management Board has approved significant investment to increase the resources available – both in human terms and by introducing speciality IT tools. A Group Risk Manager was appointed in April 2004 and a commitment has been made to employ Risk Managers within each Sector who will be responsible for deploying Group-wide policies and procedures.

The Corporate Communications Team launched a Corporate Extranet during 2005 which has significantly enhanced the deployment of information around the Group and made the upgraded Crisis Communications Manual more widely available. Further IT-based support is currently in development and will be rolled out during 2006.

Strategic risk management
The Group Risk Management Policy is designed to provide a formal structure through which First Choice will:

> endeavour to reduce as far as possible the exposure of all its businesses to risk;

> seek to recognise and derive the maximum benefit from any opportunities identified through risk analysis;

> seek to achieve excellence in Corporate Governance through managing risk effectively throughout the organisation; and

> seek to provide entrepreneurial leadership within a framework of prudent and effective controls which enables risk to be assessed and managed.

In order to manage risk, we must be able to measure it. It is therefore our intention to further develop risk management practices that enable us to measure the impact of risk by reference to recognised, international standards. The Mainstream Holidays Sector is implementing an Environmental Management System (EMS) in line with the best practice standard ISO14001. In the longer term it is planned that we will also develop its Business Continuity Management (BCM) capabilities to PAS 56:2003 standards.

First Choice is currently setting appropriate metrics and KPIs by which it will be able to improve the measurement, in comparative terms, of risk levels and progress made in mitigating and managing risk. Supported by an IT solution to assist in the identification and quantification of risk, this will assist greatly in identifying any process interdependencies that merit further attention. It will also assist in the Group's consolidated business impact assessment.

Directors' responsibilities

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those accounts, the Directors are required to:

> select suitable accounting policies and then apply them consistently;

> make judgements and estimates that are reasonable and prudent;

> state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

> prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the independent auditors to the members of First Choice Holidays PLC

We have audited the accounts on pages 28 to 56. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 77, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts and the part of the Directors' Remuneration Report to be audited give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 71 to 74 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts, and the part of the Directors' Remuneration Report to be audited, are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

> the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 October 2005 and of the profit of the Group for the year then ended; and

> the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
7 December 2005

Corporate information

Board
Sir Michael Hodgkinson
Chairman

P J Long
Chief Executive

J P M Bowtell
Group Finance Director

D Blastland
Managing Director, Mainstream Holidays

L A Campbell
Non-Executive and Senior Independent Director

C M Chapman
Non-Executive Director

S P Barceló Vadell
Non-Executive Director

J D Hicks
Non-Executive Director

S M Hooper
Non-Executive Director

W R P Dalton
Non-Executive Director

Board Audit Committee
J D Hicks – Chairman
L A Campbell
W R P Dalton

Board Remuneration Committee
C M Chapman – Chairman
L A Campbell
W R P Dalton

Board Nomination Committee
Sir Michael Hodgkinson – Chairman
S P Barceló Vadell
C M Chapman
J D Hicks

Group Management Board
P J Long – Chairman
J P M Bowtell
D Blastland
N J Jenkins
R Prosser
A L John
W Logan
J Vilà

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6003964
Website: www.shareview.co.uk

Secretary and registered office
A L John
First Choice House
London Road
Crawley
West Sussex RH10 9GX
Tel: 01293 560777
Fax: 01293 588680

Registered number 48967

Auditors
KPMG Audit Plc

Merchant bankers
Lazard Brothers & Co Limited

Stockbrokers
ABN Amro

Solicitors
Herbert Smith

Bankers
Barclays Bank PLC
Citibank International plc
HSBC Bank plc
ING Bank NV
Royal Bank of Scotland plc
Société Générale

Website
www.firstchoiceholidaysplc.com

Shareholders' discount

Eligible shareholders are entitled to the following discounts (which are subject to change) when booking holidays through our dedicated Shareholder Discount Line.

Company	Discount
First Choice (only available on inclusive holidays)	Best price on the www.firstchoice.co.uk website plus a further discount of £20 per adult Minimum spend – £250 per adult
Citalia	Best price on the www.citalia.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Crown Blue Line	Best price on the www.crownblueline.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Connoisseur	Best price on the www.connoisseurafloat.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Hayes & Jarvis	Best price on the www.hayesandjarvis.co.uk website plus a further discount of £20 per adult Minimum spend – £250 per adult
Meon Villas "as unique as you are"	Best price on the www.meonvillas.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Sovereign	Best price on the www.sovereign.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
FlexiSki (including Luxury Mountain Hotels)	Best price on the www.flexiski.com website plus a further discount of £20 per adult Minimum spend – £250 per adult
Suncars (Car Hire)	Best Price on www.onairportcarhire.com website plus a further £5 discount per booking
Sunsail	Best price on the www.sunsail.com website plus a further discount of £20 per adult Minimum spend – £250 per adult

In order to qualify for the scheme, private shareholders (including those holding through a nominee account) must hold at least 500 ordinary shares in the Company on the date of booking the holiday and must have been on the register of shareholders for a minimum period of one year on that date.

To make a booking simply call us on: 0845 850 0565

9.00am – 5.30pm Monday to Friday and 9.00am – 5.00pm Saturday

Find out more

First Choice Holidays PLC has a corporate website which can be accessed through www.firstchoiceholidaysplc.com

Financial calendar
AGM: 23 March 2006
Interim results: June 2006
Preliminary results: December 2006

Designed and produced by
Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.co.uk

Our brands /

Mainstream Holidays Sector

www.firstchoice.co.uk
www.unijet.com
www.firstchoice.co.uk/flights
www.viking-aviation.com
www.firstchoice.co.uk/travelshops
www.2wentys.co.uk
www.firstchoice.co.uk/travelshops
www.hays-travel.co.uk
www.eclipsedirect.co.uk
www.first4extras.com
www.suncars.com
www.jwtholidays.co.uk
www.jwtholidays.ie
www.falconholidays.co.uk
www.falconholidays.ie
www.firstchoice.co.uk

Specialist Holidays Sector

Canada

www.signaturevacations.com
www.selloffvacations.com
www.encorecruises.com
www.sunflight.com
www.travelchoice.ca

Europe

www.nazar.de
www.taurus.ch
www.taurus.at
www.nazar.se
www.delphinetouristik.com
www.etapes-nouvelles.com
www.royalvacaciones.com
www.bosphorus.be
www.sunrisetravel.nl
www.gobest.nl
www.turchese.it
www.grantur.com
www.tourinter.com
www.marmara.com

UK

www.sovereign.com
www.sovereignvillas.co.uk
www.citalia.com
www.meonvillas.co.uk
www.hayes-jarvis.com

Activity Holidays Sector

Adventure

www.exodus.co.uk
www.trekamerica.com
www.waymarkholidays.co.uk
www.camdonna.com
www.adventurecenter.com
www.adventurecompany.co.uk
www.letstrekaustralia.com
www.tripsworldwide.co.uk
www.imaginative-traveller.com
www.magicoftheorient.com
www.peregrineadventures.com
www.aventuria.com
www.myplanet.com

Marine

www.sunsail.com
www.sunsail.com/club
www.connoisseurafloat.com
www.crownblueline.com
www.platinumcrewed.com/en
www.emeraldstar.ie

Specialist Ski

www.flexiski.com
www.luxurymountainhotels.com

Online Destination Services Sector

www.hotelbeds.com
www.bedsonline.com
www.hotelopia.co.uk
www.firstchoiceml.com
www.intercruises.com
www.flexievents.co.uk
www.travelscotworld.com
www.triaenatours.gr

Other Businesses

Sunshine Cruises Limited

www.islandcruises.com

First Choice joint venture with
RCCL, trading as Island Cruises

www.europeexpress.com

Student Travel

www.studentcity.com
www.springbreakdiscounts.com
www.springbreaktravel.com
www.gradcity.com
www.impacteducationaltours.com
www.breakawaytours.com

First Choice Holidays PLC
First Choice House
London Road
Crawley
West Sussex
RH10 9GX
United Kingdom

www.firstchoiceholidaysplc.com

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

10/04/06

88(2)

RECEIVED

2001 DEC 17 P 1:15

Return of Allotment of Shares

CHFP083

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,536		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	97.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr G Taylor Address 78 Rees Gardens, Croydon, Surrey CR0 6HS UK Postcode	Class of shares allotted Ordinary	Number allotted 1,536
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,536

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3/4/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./NE/7256 Tel: 01903 833208

DX number DX exchange

No 48967

The Companies Act 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

FIRST CHOICE HOLIDAYS PLC

Incorporated on 28 July 1896

FIRST CHOICE HOLIDAYS PLC

MEMORANDUM OF ASSOCIATION

THE COMPANIES ACTS 1985 to 1989

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

FIRST CHOICE HOLIDAYS PLC

1. The name of the Company is "FIRST CHOICE HOLIDAYS PLC".*

2. The Company is to be a Public Company.

3. The registered office of the Company will be situate in England and Wales.

4. The objects for which the Company is established are:- **

(A) To carry on the business of a Holding Company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise deal in such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights of interest in property as the Company shall deem fit, and generally to hold, manage, develop, lease, sell or dispose of the same, and to vary any of the investments of the Company, and to enter into, assist or participate in financial, commercial, mercantile, industrial, and other transactions, undertakings, and businesses of every description.

*** (AA) To carry on business as a general commercial company.

(B) To carry on business as carriers of passengers, goods and other articles by air, sea and land, and as proprietors, agents, consultants, charterers and hirers of aeroplanes, sea-planes and aircraft generally, ships, yachts, boats, motor cars, coaches and omnibuses and mechanically propelled vehicles of every description.

(C) To carry on business as owners, managers, proprietors and operators of holiday accommodation throughout the world, including villas, cottages, chalets, houses, apartment blocks, hotels and guest houses; to carry on business as travel agents and operators and to establish and carry on travel bureaux, touring agencies, custom's

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* (i) The name of the Company was changed from The Kintyre Tea Estates Company Limited to Owners Abroad Group Limited on 31 December 1981.

(ii) The name of the Company was changed from Owners Abroad Group Limited to Owners Abroad Group PLC on 31 December 1981.

(iii) The name of the Company was changed from Owners Abroad Group PLC to First Choice Holidays PLC on 19 September 1994.

** Amended by Special Resolution passed on 31 December 1981.
*** *Clause 4(AA) added by Special Resolution passed on 23 May 1991.*

clearing agencies; to organise and conduct trips, holidays and excursions of all kinds in any part of the world, to provide hotel and lodging accommodation and to act as agents for railways, shippers, carriers and as sellers and dealers in any tickets issued by them; and to provide any other accommodation, assistance or services to travellers and tourists.

(D) To construct, build, improve, maintain, work, manage, carry out or control any roads, ways, tramways, railways, branches or sidings, reservoirs, water courses, wharves, manufactories, warehouses, shops, stores, buildings, and conveniences, which may seem calculated directly or indirectly to advance the Company's interests, and contribute to, subsidise, or otherwise assist or take part in the construction, improvements, maintenance, working, management, carrying out, or control thereof.

(E) To acquire and undertake the whole or any part of the business, property, and liabilities of any person or Company carrying on any business which this Company is authorised to carry on, or possessed of property suitable for the purposes of the Company.

(F) To enter into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company, and to take or otherwise acquire shares and securities of any such company, and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same.

(G) To sell the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other Company having objects, altogether or in parts, similar to those of this Company.

(H) To invest and deal with the moneys of the Company not immediately required, upon such securities, and in such manner as may from time to time be determined.

(I) To lend money to such persons, and on such terms, as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons.

(J) To borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debentures, or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property, both present and future, including its uncalled capital.

* (K) To give indemnity for, or to guarantee, support, secure the performance of all or any of the obligations of any person or company with or without consideration and whether or not the Company obtains any benefit therefrom whether by personal covenant or by mortgage, charge or lien on the whole or any part of the undertaking, property and assets of the Company both present and future, including its uncalled capital, or by all or any of such methods or in any other manner; and in particular, but without limiting the generality of the foregoing to give indemnity for, or to guarantee, support or secure with or without consideration and whether or not the Company obtains any benefit therefrom whether by personal covenant or by any such mortgage, charge or lien, or by all or any of such methods the performance of all or any of the obligations (including the repayment or payment of the principal and premium of, and interest on, any securities) of any company which is for the time being a subsidiary or a holding

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* Clause 4(K) added by Special Resolution passed on 30 November 1983.

company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

* (KA) To provide any guarantee or indemnity in respect of the performance or discharge of any obligation or liability by, or otherwise for the benefit of, any person.

** (KK) To purchase and maintain insurance for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or to be done as a director, or auditor.

(L) To make, endorse, execute, and issue promissory notes, bills of exchange, debentures, and other negotiable or transferable instruments.

(M) To sell, improve, manage, develop, lease, mortgage, dispose of, turn to account, or otherwise deal with all or any of the property of the Company.

*** (MM) To establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or may be or have been directors or officers of the Company or of any such other companies as aforesaid and do hold or have held executive positions or agreements for service with the Company or any such other companies as aforesaid, and the wives, widows, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of, the Company or of any such other company as aforesaid or any such persons as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition of any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Act shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation.

(N) To do all or any of the above things in any part of the world, as principals, agents, contractors, trustees, or otherwise, and by or through trustees, agents, or otherwise, and either alone or in conjunction with others, and the doing of all such other things as are incidental or conducive to the attainment of the above objects.

5. The liability of the Members is limited.

---

* Clause 4(KA) added by Special Resolution passed on 23 March 2006.

** Clause 4(KK) added by Special Resolution passed on 23 May 1991.

*** Cause 4(MM) as amended by Special Resolution passed on 23 March 2006.

6. * The Capital of the Company is £65,000, dividend into 2,000 Preference Shares of £10 each, and 4,500 Ordinary Shares of £10 each. Such Preference Shares shall confer a right to a fixed cumulative preferential dividend at the rate of 5 per cent. per annum subject to the provisions of the Articles of Association of the Company.

7. The Company shall from time to time have power to increase the Capital to such extent, and with or without priorities of ranking on Capital, or with respect to dividend, as the Company may in general meeting and under the conditions for the time being prescribed by its regulations determine.

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*

(A) MINUTE APPROVED BY THE COURT

The Capital of Owners Abroad Group PLC was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice dated 16th December 1985 reduced from £6,000,000 divided into 60,000,000 Ordinary Shares of 10p each to £1,800,000 divided into 60,000,000 Ordinary Shares of 3p each. At the date of registration of this Minute 57,458,800 of such shares are issued and are deemed to be fully paid up and all the remaining shares are unissued.

By an Order of the High Court of Justice dated 16th December 1985 the amount standing to the credit of the Share Premium Account of the Company at that date was cancelled.

(B) By an ordinary resolution of the Company passed on 19th June 1986 the authorised share capital of the Company was increased from £1,800,000 divided into 60,000,000 ordinary shares of 3p each to £2,301,000 divided into 76,700,000 ordinary shares of 3p each.

(C) By an ordinary resolution of the Company passed on 1st August 1988 the authorised share capital of the Company was increased from £2,301,000 divided into 76,700,000 ordinary shares of 3p each to £3,600,000 divided into 120,000,000 ordinary shares of 3p each.

(D) By a special resolution of the Company passed on 9th April 1990 the authorised share capital of the Company was increased from £3,600,000 divided into 120,000,000 ordinary shares of 3p each to £8,037,350 divided into 171,245,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each.

(E) By a special resolution of the Company passed on 23rd May 1991 the authorised share capital of the Company was increased from £8,037,350 divided into 171,245,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each to £10,100,000.divided into 240,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each.

(F) By a special resolution of the Company passed on 25th October 1995 the authorised share capital of the Company was increased from £10,100,000 divided into 240,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each to £13,700,000 divided into 360,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each.

(G) By an ordinary resolution of the Company passed on 9th July 1998 the authorised share capital of the Company was increased from £13,700,000 divided into 360,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each to £16,700,000 divided into 460,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each.

(H) By an ordinary resolution of the Company passed on 15th March 2000, the authorised share capital of the Company was increased from £16,700,000 divided into 460,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each to £20,000,000 divided into 570,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each.

(I) By a special resolution of the Company passed on 10th July 2000, the authorised share capital of the Company was increased from £20,000,000 divided into 570,000,000 ordinary shares of 3p each and 29,000,000 9.75p (net) convertible cumulative redeemable preference shares of 10p each to £219,750,000 divided into 675,000,000 ordinary shares of 3p each and 199,500,000 convertible cumulative redeemable preference shares of £1 each.

(J) By a special resolution of the Company passed on 14th March 2001, the authorised share capital of the Company was increased from £219,750,000 divided into 675,000,000 ordinary shares of 3p each and 199,500,000 convertible cumulative redeemable preference shares of £1 each to £223,500,000 divided into 800,000,000 ordinary shares of 3p each and 199,500,000 convertible cumulative redeemable preference shares of £1 each.

(K) By a special resolution of the Company passed on 11th March 2003, the authorised share capital of the Company was increased from £223,500,000 divided into 800,000,000 ordinary shares of 3p each and 199,500,000 convertible cumulative redeemable preferences shares of £1 each to £223,950,000 divided into 815,000,000 ordinary shares of 3p each and 199,500,000 convertible cumulative redeemable preference shares of £1 each.

FIRST CHOICE HOLIDAYS PLC

ARTICLES OF ASSOCIATION

ARTICLES OF ASSOCIATION OF FIRST CHOICE HOLIDAYS PLC

CONTENTS

THE COMPANIES ACTS 1985 to 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

FIRST CHOICE HOLIDAYS PLC

(adopted by special resolution
passed on 26 March 1997
and amended by special resolutions
passed on 17 March 1998, 10 July 2000
14 March 2001, 13 March 2002, 11 March 2003 and 23 March 2006)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings:-

"the Act"	subject to paragraph (4) of this article, the Companies Act 1985;
"these articles"	the articles of the Company;
"clear days"	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"executed"	any mode of execution;
"holder"	in relation to shares, the member whose name is entered in the register of members as the holder of the shares;
"Office"	the registered office of the Company;
"recognised person"	a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;
"the seal"	the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;
"secretary"	the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
"the Stock Exchange"	the London Stock Exchange Limited;
"the Uncertificated Securities Regulations"	subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995;

"A" Convertible Preference Shares"	6.75 per cent. (net) convertible cumulative redeemable preference shares of nominal value of £1 each arising upon the redesignation of convertible preference shares pursuant to Article 3(7)(c) and forming a separate class of shares from the convertible preference shares;
"Listing Rules"	the Listing Rules made by the UK Listing Authority under section 142 of the Financial Services Act 1986;
"London Stock Exchange"	London Stock Exchange PLC;
"LSE Admission Standards"	the rules issued by the London Stock Exchange in relation to the admission of trading of, and continuing requirements for, securities admitted to the Official List;
"Official List"	the list maintained by the UK Listing Authority pursuant to Part IV of the Financial Services Act 1986;
"Relevant Event"	means any of the following events: (i) a takeover offer (as defined in section 428 of the Act) in respect of the ordinary share capital of the Company becoming unconditional in all respects; (ii) the acceptance by a Relevant Person of any offer or invitation to subscribe for new ordinary shares in the capital of the Company save where such offer or invitation is made to such person by reason of their being an existing holder of ordinary shares, such offer or invitation being made to all holders of ordinary shares at a specified date on an equivalent basis (or as near as is practicable thereto), which shall include, without prejudice to the generality of the foregoing, an offer or invitation by way of a rights issue or open offer as described in Chapter 4 of the Listing Rules; (iii) the acquisition by a Relevant Person of ordinary shares such that such person holds 30 per cent. or more of the issued ordinary share capital of the Company at that date; (iv) issue of a petition seeking an administration order in relation to the Company or the appointment of a receiver over a material part of the Company's property, assets or undertaking; (v) the passing by the Company of a resolution for its winding up or the issue of a petition seeking an order for the winding up of the Company otherwise than, in each case, for the purposes of a solvent amalgamation or reconstruction; (vi) the entering into by the Company of a Strategic Relationship with a Relevant Person;
"Relevant Person"	an entity which owns, operates or controls cruise vessels with capacity in excess of 5,000 passenger berths together in each case with their respective subsidiary undertakings (as defined in section 258 of the Act) and associated undertakings (as defined in paragraph 20 of Schedule 4A of the Act and taking into

account the presumption in sub-paragraph (2) thereof);

"Strategic Relationship" any of the following:

(i) any relationship between the Company and a Relevant Person which the Company has announced to be a strategic relationship;

(ii) any acquisition by the Company of an interest in the share capital of a Relevant Person in connection with a commercial relationship;

(iii) the establishment of a joint venture having the potential for profit sharing with a Relevant Person;

(iv) conferring on a Relevant Person most favoured status in the retail operations of the Company and its subsidiary undertakings; or

(v) a major distribution initiative for the exclusive benefit of a Relevant Person;

"UK Listing Authority" the Financial Services Authority as the competent authority for listing in the United Kingdom;

(2) In relation to shares, the expressions "in uncertificated form" and "in certificated form" have the same meaning in these articles as in the Uncertificated Securities Regulations, provided that any reference to a share in uncertificated form does not include a reference to a share which is not a participating security, as defined in those regulations.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be). For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Uncertificated Securities Regulations.

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment or replacement of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include any method of presenting words in a visible form whether in a physical document or in an electronic communication or in any other way;

(b) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company, at the date of adoption of this Article, is £223,500,000 divided into 800,000,000 ordinary shares of 3p each (**"ordinary shares"**) and 199,500,000 6.75 per cent. (net) convertible cumulative redeemable preference shares of nominal value of £1 each (**"convertible preference shares"**).

(1) **Income**

(A) Out of the profits available for distribution the holders of the convertible preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (**"preferential dividend"**) at the rate of 6.75p per share per annum (exclusive of any associated tax credit) such dividend to accrue from day to day and to be paid quarterly on 31st December, 31st March, 30th June and 30th September (**"fixed dividend dates"**) (or in the event of any such date being a Saturday, Sunday or public holiday in England on the first business day following such date) in each year in respect of the quarters ending on those respective dates, save that the first such payment in respect of the convertible preference shares shall be made on 30th September 2000, in respect of the period from their date of issue to 30th September 2000 (both dates inclusive). Payments of preferential dividends shall be made to holders of the convertible preference shares on the register on the date 21 days prior to the relevant fixed dividend date. The convertible preference shares shall not entitle the holders to any further right of participation in the profits of the Company provided that the entitlements of holders under this paragraph (1) shall be subject to valid elections made by holders of convertible preference shares pursuant to any offer of ordinary shares made in accordance with the provisions of Article 120.

(B) If at any time and for so long as the aggregate preferential dividend payable on six successive fixed dividend dates has not been paid by the Company the holder or holders for the time being of a majority of the issued convertible preference shares shall be entitled to appoint up to two additional directors of the Company (and to remove and replace any directors so appointed) by a written direction to the Company signed by the holder or holders of a majority of the issued convertible preference shares. Such direction shall take effect upon being delivered to the Office. In such circumstances, if necessary, the maximum number of directors referred to in Article 73 shall be deemed to be increased to 14. As soon as all preferential dividends accrued in respect of previous fixed dividend dates have been paid in full any directors appointed pursuant to this paragraph shall forthwith cease to hold office and any deemed increase in the maximum number of directors referred to in Article 73 shall cease to apply.

(2) **Capital**

Subject to sub-paragraph (7)(b) of this Article, on a return of capital (other than on conversion, redemption or purchase of shares in the Company) the assets of the Company available for distribution among the members shall be applied in priority to any payment to the holders of any other class of shares in repaying to the holders of the convertible preference shares a sum equal to the nominal capital paid up or credited as paid up thereon and all arrears and accruals (if any) of the preferential dividend whether such preferential dividend has been earned or declared or not, calculated to the date of the commencement of the winding-up (in the case of a winding-up) or the return of capital (in any other case) on the footing that it continues to accrue from day to day down to that date. The provisions of this paragraph are without prejudice to the other provisions of these

articles (as from time to time amended) as to conversion, redemption and purchase of shares. *After the holders of the ordinary shares have received a sum equal to the nominal* capital paid up or credited as paid up on the ordinary shares together with the sum of £1,000 per ordinary share held by them respectively the holders of convertible preference shares shall be entitled to participate with the holders of ordinary shares pro rata to the number of shares of each class held by them respectively in the surplus assets of the Company available for distribution. The convertible preference shares shall not entitle the holders to any further right of participation in the assets of the Company.

(3) **Voting at General Meetings**

(a) The convertible preference shares shall entitle the holder to receive notice of, to attend and to vote at any general meeting. A holder of convertible preference shares shall be entitled to such number of votes, and the provisions of these Articles so far as they relate to votes of members at general meetings including, without prejudice to the generality, Articles 61 to 71 shall be applied, as if such holder of convertible preference shares had exercised in full immediately prior to the time for establishing the right to vote at the meeting at which such vote is to be taken the conversion rights attaching to the convertible preference shares held by such holder.

(b) In the event that any convertible preference share is redesignated as an "A" Convertible Preference Share pursuant to paragraph (7)(c) below the holders of such redesignated "A" Convertible Preference Shares shall be entitled to receive notice of any General Meeting of the Company but shall not be entitled:

(i) *to vote upon any resolution (other than a resolution for winding-up the Company* or a resolution varying, modifying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the convertible preference shares) unless, at the date of the notice convening the meeting at which the resolution is to be proposed, the preferential dividend or any part thereof shall be at least six months in arrears, whether or not there were sufficient profits available out of which the dividend could have been paid, or the Company shall have failed to redeem on any applicable date on which the convertible preference shares were *due for redemption; and*

(ii) to attend at any general meeting unless the business of the meeting includes a resolution upon which such holders are entitled to vote

and the provisions of sub-paragraph (3)(a) shall no longer apply to such redesignated "A" Convertible Preference Share.

Where a holder is entitled to vote under this sub-paragraph (b) he shall be entitled to such number of votes as equals the number of ordinary shares which would result from the exercise in full, immediately prior to the time for establishing the right to vote at the meeting at which such vote is to be taken, of the conversion rights attaching to the convertible preference shares held by such holder.

(4) **Conversion**

(a) *Subject as hereinafter provided, each holder of convertible preference shares shall be* entitled at the times and in the manner set out in this Article to convert all or any of his convertible preference shares into fully paid ordinary shares on the basis of 52.6316 ordinary shares for every £100 in nominal amount of convertible preference shares so converted, and so in proportion for any greater or lesser nominal amount of convertible preference shares (such rate as adjusted from time to time as provided in sub-paragraphs (6)(a), (c) or (d) or (4)(o)) of this article being herein called **"the Conversion Rate"**) provided that if a Conversion Notice (as defined in sub-paragraph (4)(c) below) is *given in respect of part only of a holding of convertible preference* shares so that there would remain following conversion five or fewer such shares in that

holding, all the convertible preference shares in the holding shall be converted notwithstanding the figure inserted in the Conversion Notice.

(b) For the purposes of the provisions of this article a **"Conversion Date"** shall be a day on or after the date which is sixty days after the date of adoption of this Article, but prior to the tenth anniversary of the date of issue of the first convertible preference shares to be issued (being the last Conversion Date), being the day on which the Board shall allot (and in any case where such allotment is conditional, such day shall be the day on which such allotment becomes unconditional) the ordinary shares arising upon the conversion of the shares specified in a Conversion Notice.

(c) Such right shall be exercisable on any day (other than a Saturday, Sunday or a day which is a public holiday in England) by completing the notice of conversion endorsed on the share certificate relating to the convertible preference shares to be converted or a notice in such other form as may from time to time be prescribed by the directors (a **"Conversion Notice"**) and delivering the same to the registrars for the time being of the Company together with, in any case where there is doubt or uncertainty over the title to the shares in question, such other evidence (if any) as the directors may reasonably require to prove the title of the person exercising such right to convert. A Conversion Notice once given may not be withdrawn without the consent in writing of the Company.

(d) Conversion of such convertible preference shares as may be specified in any Conversion Notice (the **"Relevant Shares"**) shall be effected in such manner as the directors shall from time to time determine in accordance with the following provisions of this Article or otherwise as may be authorised by law.

(e) The directors may, subject as herein provided, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the profits of the Company which would otherwise be available for distribution to the holders of any class of shares. The convertible preference shares shall confer upon the holders thereof the right and the obligation (in the event that the convertible preference shares held by them respectively become Relevant Shares and the directors determine to redeem the same at par out of profits as aforesaid) to subscribe for the appropriate number of ordinary shares at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption monies in respect of the Relevant Shares exceed the nominal amount of the ordinary shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the directors to apply the redemption monies payable to him in subscribing for such ordinary shares at such premium (if any) as aforesaid.

(f) The directors may, subject as herein provided and if duly authorised to allot such ordinary shares in accordance with the provisions of the Act and these Articles, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on any Conversion Date out of the proceeds of a fresh issue of ordinary shares. The convertible preference shares shall confer upon the holders thereof the right and the obligation (in the event that the convertible preference shares held by them respectively become Relevant Shares and the directors determine to redeem the same at par out of the proceeds of a fresh issue as aforesaid) to subscribe, and the holders shall be deemed irrevocably to authorise and instruct the secretary of the Company (or any other person appointed for the purpose by the directors) to subscribe as agent on the holder's behalf, for the appropriate number of ordinary shares (which authority shall include the right to borrow money) at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the redemption monies in respect of the Relevant Shares exceed the nominal amount of the ordinary shares to which the holders are so entitled. In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the directors following the allotment of such ordinary shares to apply the redemption monies payable to him in payment to his said agent who shall be entitled to retain the same for his own benefit without being accountable therefor to such holder.

(g) The directors may, if duly authorised to allot such ordinary shares in accordance with the provisions of the Act and these articles, determine to effect conversion by electing to redeem at par the Relevant Shares (or any of them) on the Conversion Date: (i) in part, up to an amount equal to any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of the renunciation referred to below, out of profits of the Company which would otherwise be available for distribution, and (ii) in part, out of the proceeds of a fresh issue of the number of ordinary shares into which the relevant shares are required to be converted at the Conversion Rate, such issue to be at such premium (if any) as shall represent: (i) the amount by which the redemption moneys in respect of the relevant shares exceed the nominal value of such ordinary shares less (ii) an amount equal to any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of the renunciation referred to below. In such event the directors shall arrange for the allotment of the appropriate number of ordinary shares to some person selected by them on terms that such person will subscribe and pay for such ordinary shares at such premium (if any) as aforesaid and renounce the allotment of such ordinary shares in favour of the holder of the relative Relevant Shares (and will also pay any applicable stamp duty, transfer duty or stamp duty reserve tax in respect of such renunciation) against payment to such subscriber by the Company of the redemption moneys in respect of such shares so redeemed (which redemption moneys shall be equal to the amount payable to the holder of the relative Relevant Shares as aforesaid). In any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed to have authorised and instructed the directors to pay the redemption moneys in respect of his Relevant Shares to the subscriber of the ordinary shares renounced in his favour.

(h) The directors may determine to effect conversion by means of consolidation and sub-division. In such case the requisite consolidation and sub-division shall be effected pursuant to the authority given by the passing in general meeting of the resolution creating the convertible preference shares, by consolidating into one share all the Relevant Shares at any one or more Conversion Dates held by any holder or joint holders and sub-dividing such consolidated share into shares of 3p each (or such other amount as may be appropriate as a result of any consolidation or sub-division, of the ordinary shares) of which 52.6316 shares for each £100 nominal amount of the consolidated share (or such other number of shares as may be appropriate as a result of any adjustment pursuant to the provisions of sub-paragraph (6)(a), (c) or (d) or (4)(o) of this Article) shall be ordinary shares (and so in proportion for any other nominal amount of the consolidated share), fractional entitlements being disregarded, and the balance of such shares (including any fractions) shall be non-voting deferred shares (**"Non-voting Deferred Shares"**) which shall have the following rights and be subject to the following restrictions:

(i) on a return of capital on winding-up or otherwise, the Non-voting Deferred Shares shall entitle the holders thereof only to the repayment of the amounts paid up on such shares after payment in respect of each ordinary share of the capital paid up on such shares together with £100,000;

(ii) the Non-voting Deferred Shares shall not entitle the holders thereof to the payment of any dividend or other distribution;

(iii) the Non-voting Deferred Shares shall not entitle the holders thereof to receive notice of or attend or vote at any general meeting of the Company.

Such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same) to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Act) in any such case for not more than 1p for all the Non-voting Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares. Subject to the provisions of the Act, the Company may at its option at any time after the creation of any Non-voting Deferred

Shares redeem all of the Non-voting Deferred Shares then in issue, at an aggregate price not exceeding 1p for all the Non-voting Deferred Shares redeemed, at any time upon giving the registered holders of such shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption and, at such time and place so fixed, such registered holders shall be bound to surrender to the Company the certificates for the Non-voting Deferred Shares in order that the same may be cancelled and the Company shall pay the redemption monies to one of such registered holders to be determined by lot.

(i) In addition to the right to determine to effect conversion by means of consolidation and sub-division in accordance with the foregoing provisions of this paragraph (4), the Directors may consolidate into one share all the Relevant Shares at any one or more Conversion Dates held by any holder or joint holders and sub-divide such share into the appropriate number of ordinary shares, in which event such ordinary shares, notwithstanding that they may have a different nominal amount from other ordinary shares then in issue, shall form a uniform class with all such shares and shall notwithstanding any contrary provision herein for all purposes and in all respects (including without limitation entitlement to dividends or other distributions, participation in offers, voting rights, rights on liquidation or return of capital) rank pari passu with all other fully paid ordinary shares for which purpose the nominal amount of each ordinary share arising on such consolidation and sub-division shall be deemed to be 3p (or such other amount as may be appropriate as a result of any sub-division or consolidation of the ordinary shares) and the nominal amount of the ordinary shares into which the Relevant Shares shall convert shall (subject to adjustment as aforesaid) also be deemed to be 3p.

(j) Any fractions of ordinary shares arising on conversion shall be aggregated and sold on behalf of such holders of Relevant Shares at the best price reasonably obtainable and the net proceeds of sale shall be distributed pro rata among such holders who would otherwise have been entitled unless in respect of any holding of the Relevant Shares the amount to be distributed would be less than £3.00 in which case such amount shall not be so distributed but shall be retained for the benefit of the Company. For the purpose of implementing the provisions of this sub-paragraph (4)(i), the directors may appoint some person to execute transfers or renunciations on behalf of persons otherwise entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

(k) Save in the circumstances specified below, the preferential dividend on any convertible preference shares converted (whatever the manner of conversion) shall cease to accrue with effect from the fixed dividend date last preceding the relevant Conversion Date. In the event that conversion is effected at the rate and in the circumstances described in paragraph (o) below or follows immediately after service of a notice under sub-paragraph (5)(c) below, the preferential dividend shall cease to accrue with effect from the day immediately preceding the Conversion Date. The ordinary shares arising on any conversion shall rank pari passu in all respects with the ordinary shares in issue on the Conversion Date, except that the ordinary shares so allotted will not rank for any dividend or other distribution which has been announced, declared, recommended or resolved upon prior to the Conversion Date by the directors or by the Company in general meeting to be paid or made, if the record date for such dividend or other distribution is prior to the Conversion Date and notice of the intended dividend or other distribution and of the record date has been given to the London Stock Exchange prior to such Conversion Date.

(l) Subject to sub-paragraph (4)(n) of this Article below, allotments of ordinary shares arising from conversion (whatever the manner of conversion) shall be effected within 2 business days of the receipt of the relevant Conversion Notice and relevant entries made in the register of members immediately thereafter. Within 14 days after the Conversion Date, the Company shall send to each holder of the Relevant Shares, by post at his own risk, free of charge, a definitive certificate for the appropriate number of fully-paid ordinary shares arising on conversion that are in certificated form and a new

certificate for any unconverted convertible preference shares comprised in the certificates surrendered by him together, where relevant, with a cheque in respect of any cash entitlement arising from the sale of fractions. In the meantime transfers shall be certified against the Register. In the case of ordinary shares that are in uncertificated form, the Company will procure that the Operator is instructed to credit the appropriate stock accounts, in the relevant system with the appropriate number of ordinary shares.

(m) The Company shall use its best endeavours to procure that the ordinary shares arising on conversion are admitted to the Official List and admitted to trading on the London Stock Exchange.

(n) The conversion rights of a holder of convertible preference shares are subject, as regards their exercise, to the approval of the UK Listing Authority in any case where such approval is required. Where, in accordance with the Listing Rules, the allotment of ordinary shares arising on the exercise of conversion rights in respect of any convertible preference shares would require the preparation by the Company of listing particulars or a prospectus, the allotment of such ordinary shares shall be effected within 45 days of receipt of the relevant Conversion Notice and the other periods referred to in sub-paragraph (4)(l) of this Article shall be adjusted accordingly. The Company shall use all reasonable endeavours to apply for listing and to publish listing particulars as soon as possible.

(o) If the holder of convertible preference shares exercises the right to convert the whole but not part only of his holding of convertible preference shares by giving a Conversion Notice which is not more than 30 days after receipt by the holder of the notification of the occurrence of a Relevant Event then the Conversion Rate shall be, for every £100 in nominal amount of convertible preference shares so converted, on or prior to certain anniversaries of the date of first issue of any convertible preference shares (an **"Anniversary"**) the number of ordinary shares shown below and after that the Conversion Rate (as defined in sub-paragraph (4)(a) of this Article):

Date of Conversion Notice	**Conversion Rate**
On or before first Anniversary	55.5556
On or before second Anniversary	54.0541

(5) **Redemption and purchase**

(a) Where a holder of convertible preference shares has given a Conversion Notice in respect thereof, such convertible preference shares may be redeemed at the option of the Company at the price(s), in the manner and in the circumstances specified in sub-paragraphs (4)(e), (f) or (g) of this Article and in the case of any such redemption, the redemption monies shall become payable on redemption but shall be applied in accordance with those sub-paragraphs.

(b) Except where a Conversion Notice has previously been given the Company shall, subject to the Act, redeem on the tenth anniversary of the date of first issue of any convertible preference shares, the whole of the convertible preference shares if any in issue on that date.

(c) The Company may by giving the holders of the convertible preference shares not less than 15 and not more than 30 days notice in writing subject to the Act, redeem the whole (but not part only) of the convertible preference shares (if any) in issue:

(i) at any time following the date upon which the aggregate nominal amount of shares remaining in issue as convertible preference shares shall be less than 10 per cent. of the aggregate nominal amount of shares at any time issued as convertible preference shares;

(ii) on or at any time after the fifth anniversary of the date of issue of the first convertible preference shares to be issued; or

(iii) within 14 days of the occurrence of a Withholding Event (as defined in sub-paragraph (9)(c) of this Article)

provided always that the Company's right to redeem shall be subject to the holder not having given a Conversion Notice prior to the Redemption Date.

(d) As soon as practicable following the occurrence of any Relevant Event, the Company shall give notice of that event to the holders of Convertible Preference Shares. Following the occurrence of a Relevant Event, on any date which is not more than 30 days following the later of the occurrence of such Relevant Event or receipt of such notice, a holder of convertible preference shares may require the Company to redeem the whole (but not part only) of the convertible preference shares held by such holder. In that event the Company shall redeem such convertible preference shares on the date which is 7 days, or, in the case of an event of the kind described in sub-paragraph (iii) of the definition of Relevant Event, 90 days (or in the event of such date being a Saturday, Sunday, or public holiday in England on the first business day following such date) after the earlier of:

(i) receipt of the notice by the Company as referred to in this sub-paragraph; or

(ii) receipt by the Company of notice of redemption under this sub-paragraph.

(e) The date upon which a convertible preference share is to be redeemed in accordance with the foregoing provisions of this paragraph 5 is hereinafter referred to as the **"Redemption Date"**.

(f) There shall be paid on each convertible preference share so redeemed the nominal amount paid up or credited as paid up thereon together with a sum equal to all arrears of the preferential dividend thereon to be calculated down to and including the Redemption Date on the footing that it continues to accrue from day to day down to that date and to be payable irrespective of whether or not such preferential dividend has been declared or earned.

(g) Upon the Redemption Date each of the holders of the convertible preference shares shall be bound to deliver to the Company at the Office the certificate(s) for the convertible preference shares held by him and upon such delivery the Company shall pay to such holder the amount due to him in respect of such redemption.

(h) As from the Redemption Date the preferential dividend shall cease to accrue on the convertible preference shares except on any such convertible preference share in respect of which, upon due presentation of the certificate relating thereto, payment of the money due at such redemption shall be refused in which case the preferential *dividend shall be deemed to have continued and shall continue to accrue from the* relevant Redemption Date to the date of payment.

(i) The receipt of the registered holder for the time being of any convertible preference shares or in the case of joint registered holders the receipt of any of them for the monies payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(j) Subject to the provisions of the Act and the Listing Rules, the Company may at any time purchase convertible preference shares by tender (available alike to all holders of convertible preference shares) or by private treaty, in each case at a price (exclusive of all costs of purchase) which shall not exceed 110 per cent. of the nominal amount of a convertible preference share but not otherwise, and upon such other terms and conditions as it may think fit. The Company may exercise its rights and powers of purchase as regards the convertible preference shares at its sole discretion and without obligation to maintain the ratio between the nominal amounts for the time being outstanding of any series. No holder shall be obliged to sell any convertible preference shares held by it in such event.

(k) Upon the redemption of all outstanding convertible preference shares the directors may pursuant to the authority given by the adoption of this article convert and sub-divide the authorised but unissued preference share capital created as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same nominal amount as the convertible preference shares.

(6) **Adjustments and Protections**

(a) If, whilst any convertible preference shares remain capable of being converted into ordinary shares, the Company shall make any issue of ordinary shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to holders of ordinary shares, then the number of ordinary shares to be issued on any subsequent conversion of convertible preference shares shall be increased pro rata to the increase in the aggregate number of ordinary shares in issue immediately prior to such issue. No adjustments shall be made in the event of the issue of shares by way of capitalisation of profits or reserves in lieu of ordinary cash dividends.

(b) If any offer or invitation by way of rights or otherwise (not being either an offer of shares by way of capitalisation of profits or reserves at the option of a holder of ordinary shares in lieu of ordinary cash dividends or an offer or invitation to which the provisions of sub-paragraph (7)(a)(ii) of this Article apply) is made to the holders of the ordinary share capital of the Company, the Company shall make or procure that there is made a like offer at the same time to each holder of convertible preference shares as if he held the number of ordinary shares which would result from the exercise in full immediately prior to the record date of such offer of the conversion rights attaching to the convertible preference shares held by such holder.

In the case of any offer or invitation as aforesaid being made the entitlement of the holders of the convertible preference shares shall be to the exclusion of any other right or entitlement to which such holders might otherwise be entitled.

(c) If whilst any convertible preference shares remain capable of being converted into ordinary shares, the ordinary shares shall be consolidated or sub-divided, the number of ordinary shares to be issued on any subsequent conversion of convertible preference shares shall be reduced or increased pro rata to the reduction or increase in the aggregate number of ordinary shares in issue immediately prior to such reduction or increase.

(d) If whilst any convertible preference shares remain capable of being converted into ordinary shares, the Company shall make any capital distribution to the holders of ordinary shares, the number of ordinary shares to be issued on any subsequent conversion of the convertible preference shares shall be increased by an amount determined to be appropriate by the Board acting reasonably and in good faith. For the purposes of this sub-paragraph (6)(d), "capital distribution" means:

(i) any distribution of assets in specie;

(ii) any dividend or other distribution of capital profits (whether realised or not) or capital reserves, or profits or reserves arising after the date of the passing in general meeting of the resolution creating the convertible preference shares from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, except in either case by means of a capitalisation issue not contravening sub-paragraph (7)(a)(i) of this Article. For the purposes of this sub-paragraph (6)(d), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a determination by the Board (given in good faith and acting reasonably) as to the extent to which any part of any profit or reserve should be regarded as of a capital nature.

(e) Except in the event that arrangements are or have been offered to the holders of the convertible preference shares which ensure that the rights of such holders would not be prejudiced, the Company will procure that no scheme of compromise or arrangement within the meaning of section 425 of the Act affecting the ordinary shares shall become effective unless the holders of convertible preference shares shall be parties to the scheme and unless the scheme shall be approved by such holders in the manner prescribed by the said section.

(f) Except in pursuance of a scheme approved in accordance with sub-paragraph (6)(e) above or in accordance with sub-paragraph (6)(d), the Company shall not (prior to the day next following the final Conversion Date) give effect to any arrangement pursuant to which the Company is to make a distribution of the kind described in section 213 of the Income and Corporation Taxes Act 1988 whereby shares are to be issued or transferred to all or any of the ordinary shareholders unless it shall have given to the holders of convertible preference shares prior notice thereof, such notice to be given not less than 42 days prior to the proposed record date in respect of the entitlement of ordinary shareholders to receive the shares to be issued or transferred.

(7) <u>**Other Provisions**</u>

(a) So long as any convertible preference shares remain capable of being converted into ordinary shares then, save with the consent or sanction on the part of the holders of three quarters in nominal value of the convertible preference shares:

(i) no shares shall be allotted pursuant to a capitalisation of profits or reserves (including any share premium account or capital redemption reserve) except ordinary shares, credited as fully-paid, to the holders of ordinary shares and upon any allotment to the holders of ordinary shares the Conversion Rate shall be adjusted as appropriate under paragraph (6) of this Article;

(ii) no equity share capital (as defined by section 744 of the Act) shall be in issue which is not in all respects uniform with the ordinary shares of the Company in issue on the date of adoption of this Article, save:

(a) as to the date from which such capital shall rank for dividend; or

(b) for equity share capital issued in connection with or pursuant to any scheme approved by the Company in general meeting to staff and/or employees (including directors of the Company or its subsidiaries holding executive positions) or any such group thereof; or

(c) for equity share capital which has attached thereto rights as to dividend, capital or voting, which in no respect are more favourable than those attached to the ordinary shares in issue at the date of adoption of this Article; or

(d) for the convertible preference shares (and provided that no authorised convertible preference share capital remaining after the conversion or redemption of any such share shall be available for re-issue);

(iii) no resolution shall be passed whereby the rights attaching to the ordinary shares shall be modified, varied or abrogated;

(iv) the Company shall not (except as authorised by sections 146(2), 159, 160 or 162 of the Act in respect of redeemable shares or of shares purchased by it as hereinbefore mentioned) reduce its ordinary share capital or any uncalled liability in respect thereof or (except as authorised by sections 130(2), 160(2) and 170(4) of the Act) any share premium account or capital redemption reserve and the Company shall not purchase any of its own shares otherwise than pursuant to paragraphs (4) or (5) of this Article;

(v) the Company shall procure that at all times up to the last Conversion Date there shall be sufficient authorised but unissued ordinary share capital available for the purposes of converting any convertible preference shares pursuant to paragraph (4) of this article and the Company shall seek always to maintain authorities under Sections 80 and 89 of the Act (for the longest period permissible thereunder) sufficient to permit such conversion;

(vi) the Company shall not do any act or thing resulting in an adjustment to the Conversion Rate if in consequence such rate would involve the issue of ordinary shares at a discount to their par value;

(vii) the convertible preference shares shall not be consolidated or sub-divided save pursuant to the authority contained in the resolution adopting this article for the purposes of enabling conversion to be effected by means of consolidation and sub-division;

(viii) the Company shall not do any act or thing such that the aggregate of

(A) the number of ordinary shares which would result from the exercise in full of conversion rights attaching to the number of convertible preference shares held at that date by a single holder thereof; and

(B) the number of ordinary shares held at that date by such holder and which resulted from any previous exercise of conversion rights attaching to convertible preference shares;

shall be greater than 19.9 per cent. of the entire issued ordinary share capital of the Company at that time.

(b) If a resolution is passed or an Order of Court is made for the Company to be wound up, the Company shall forthwith give notice thereof in writing to all holders of convertible preference shares. Each holder of his convertible preference shares in respect of all or any of his convertible preference shares shall be entitled within six weeks after the date of the resolution to wind up the Company or (as the case may be) after the date of the Order of the Court for such winding-up (either of such dates being referred to in this sub-paragraph as the **"operative date"**) by notice in writing to the Company to elect to be treated as if his conversion rights had been exercised immediately before the operative date in accordance with paragraph (4) of this article but taking into account sub-paragraph 3(4)(o) of this Article as if such exercise took place within 30 days of the occurrence of a Relevant Event and in that event such holder shall be entitled to be paid in satisfaction of the amount due in respect of such of its convertible preference shares as are to be treated as if converted a sum equal to the amount to which such holder would have become entitled in such liquidation if it had been the holder of the ordinary shares to which such holder would have become entitled by virtue of such conversion (fractions being disregarded for this purpose).

(c) In the event that any convertible preference shares are transferred in consequence of a public offering to any party other than Royal Caribbean Cruises Ltd. or one of its subsidiary undertakings, upon registration of such transfer any convertible preference share so transferred shall automatically be redesignated as an "A" Convertible Preference Share having all the rights and entitlements attached to a convertible preference share and ranking pari passu with the convertible preference shares save that:

(i) the provisions of paragraphs (1)(B), (3)(a), (9)(b) and (9)(c)(ii) of this Article shall not apply and shall not attach to any "A" Convertible Preference Share;

(ii) the provisions of paragraph (3)(b) of this Article shall apply and attach to such "A" Convertible Preference Shares; and

(iii) the provisions of paragraphs (4)(o) and (5)(d) of this Article shall apply and attach to such "A" Convertible Preference Shares only where the Relevant Event

referred to therein shall be an event set out in one of sub-paragraphs (i), (iv) or (v) of the definition of "Relevant Event" in these Articles.

(d) So long as any convertible preference shares remain capable of being converted into ordinary shares, if any offer is made to all (or as nearly as may be practicable all) ordinary shareholders (or all (or as nearly as may be practicable all) ordinary shareholders other than the offeror and/or any associates of the offeror (as defined in section 430E(4) of the Act)) to acquire all or a majority of the issued ordinary share capital of the Company, or if any person proposes a scheme with regard to such acquisition, the Company shall give notice of such offer or scheme to the holders of convertible preference shares at the same time as any notice thereof is sent to its ordinary shareholders (or as soon as practicable thereafter) and enclose the same information about the offer or scheme as it provides to the ordinary shareholders.

(8) **Further issues of preference shares**

The Company may not, save with the consent or sanction of three quarters in nominal value of the holders of the convertible preference shares, create and issue further preference shares (herein called **"further preference shares"**) ranking as regards participation in the profits and assets of the Company either pari passu with or in priority to the convertible preference shares.

(9) **Withholding Tax etc**

(a) The preferential dividend and any sums payable in respect of the redemption of convertible preference shares shall be paid without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision thereof or any authority thereof or therein having power to levy the same unless such withholding or deduction is required by law. In that event, the Company and the holders of the convertible preference shares shall comply with sub-paragraph (9)(b) of this Article and pending the taking of any such steps as are referred to therein, the Company shall pay by way of dividend such additional amounts as will result in the receipt by the holders of convertible preference shares of such net amounts as would have been received by them had no such withholding or deduction been required and provided that no such additional amounts will be payable where the holder is liable for such taxes, duties, assessments or governmental charges solely by reason of his having connection with the United Kingdom having nothing to do with the Company.

(b) In the circumstances referred to in sub-paragraph (9)(a) of this Article, the Company shall use all reasonable endeavours to amend or propose amendments to the terms of the convertible preference shares or other steps or measures so as to remedy the requirement to withhold or make any deductions. Following the giving of a notice by the Company to the holders of the convertible preference shares the Company and the holders of the convertible preference shares shall seek to identify and agree any steps the taking of which would mean that such withholding or deduction shall not be required. In the event that such agreement is reached it shall be recorded in writing between the Company and the relevant shareholders and thereafter implemented in accordance with its terms within 60 days of such notice to such holders.

(c) A Withholding Event (as referred to in sub-paragraph (5)(c)(iii)) shall occur in relation to a shareholder where:-

(i) with respect to that shareholder the Company would be obliged to pay additional amounts as referred to in sub-paragraph (9)(a) of this Article such additional amounts being in aggregate not less than 30 per cent. of the net amounts which would have been received by the holders of the convertible preference shares had no such withholding or deduction been required; and

(ii) within 90 days of a notice given by the Company under sub-paragraph (9)(b) of this Article, no such agreement has been recorded in writing or variation made as referred to in that paragraph;

but not earlier than 30 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the convertible preference shares then due

(d) If:

(i) the Company pays to a holder of convertible preference shares any additional amounts as referred to in sub-paragraph (9)(a) of this Article; and

(ii) such holder of convertible preference shares has received or been granted a credit against or relief or remission from or repayment of any tax in respect of or calculated by reference to the payment of such additional amount or to the deduction or withholding which has given rise to such additional payment,

such holder of convertible preference shares shall pay to the Company, promptly on obtaining the same, the amount of the credit against or relief or remission from or repayment of tax up to a maximum of such amount as such holder of convertible preference shares certifies will leave it (after such payment) in no worse after-tax position than it would have been in had the relevant withholding or deduction never been required. This sub-paragraph shall not impose any obligation on a holder of convertible preference shares:

(A) to manage its tax or other affairs in any particular manner; or

(B) to disclose any information concerning its tax affairs to the Company or to any other person.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or a holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

VARIATION OF RIGHTS

9. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any

shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy.

10. Unless otherwise expressly provided by the rights attached to any shares, those rights:-

(a) shall be deemed to be varied by the reduction of the capital paid up on those shares and by the creation or issue of further shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by the first-mentioned shares;

(b) shall otherwise be deemed not to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the first-mentioned shares; and

(c) shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

11. (1) Subject to paragraph 2 of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal of such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

12. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

13. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

14. To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

16. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

17. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

19. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

20. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

21. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

22. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

23. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

24. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

25. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

26. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

27. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

28. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

29. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

30. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

31. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

32. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

33. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

34. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

35. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

36. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

37. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "**default shares**") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:-

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):-

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:-

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article:-

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an " excepted transfer" means, in relation to any shares held by a member:-

(i) a transfer pursuant to acceptance of a take over offer (within the meaning in Part XIII A of the Act) in respect of shares in the Company);or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

38. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:-

(a) for a period of 12 years no cheque or warrant for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and has informed the Stock Exchange of that intention; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

39. The Company may by ordinary resolution:-

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount that is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

40. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may in, the case of shares in certificated form authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

42. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares, and may hold such shares as treasury shares or cancel them, but, subject to article 3, not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company.

GENERAL MEETINGS

43. *All general meetings other than annual general meetings shall be called extraordinary general* meetings.

44. *The directors may call general meetings. If there are not within the United Kingdom sufficient* directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

45. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

46. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

47. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

48. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

49. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

50. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

51. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

52. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

53. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

54. A resolution put to the vote of a meeting (excluding any voting rights attached to any shares in the Company held as treasury shares) shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:-

(a) by a chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

55. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence

of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

56. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

57. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

58. In the case of any equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

59. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

60. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

61. Subject to any rights or restrictions attached to any shares and to the provisions of the Act, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

62. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

63. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

64. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

65. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

66. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member.

67. An instrument appointing a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

68. The instrument appointing a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it was demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

69. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which the instrument of proxy was duly deposited, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

70. The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

71. The directors may at the expense of the Company send instruments of proxy to the members by post or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings of that meeting.

CORPORATIONS ACTING BY REPRESENTATIVES

72. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to

exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

73. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than twelve.

74. A director shall not require a share qualification.

75. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £500,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

76. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

77. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

78. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

79. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in the other manner approved by the directors.

80. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

81. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

82. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the aggregate of:-

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group.

(2) In this article:-

(a) "the Group" means the Company and its subsidiary undertakings (if any); and

(b) "subsidiary undertaking" has the same meaning as in the Act.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed":-

(a) amounts borrowed for the purposes of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this

sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly owned subsidiary undertaking by another partly owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:-

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead;

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

83. (1) The directors may delegate any of their powers:-

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

84. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

85. At the annual general meeting in every year one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third, shall retire from office; but, if there is only one director who is subject to retirement by rotation, he shall retire.

86. Subject to the provision of the Act and to the following provisions of these articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who become or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Notwithstanding the foregoing, each Director shall retire from office no later than the third Annual General Meeting following the Annual General Meeting of appointment or reappointment.

87. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

88. No person other than a director retiring by rotation shall be appointed or re-appointed a director at any general meeting unless:-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

89. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

90. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

91. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

92. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

93. Without prejudice to the provisions of the Act, the Company may, by ordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

94. The office of a director shall be vacated if:-

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing by all the other directors to resign.

95. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice covering the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

96. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

97. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interest in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate;

and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

98. The directors may establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or who may be or have been directors or officers of the Company or of any such other companies as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other companies as aforesaid, and the spouses, former spouses, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well being of, the Company or of any such other company as aforesaid, or of any such persons as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as

aforesaid. Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Act shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation.

PROCEEDINGS OF DIRECTORS

99. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director notifies the Company in writing of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

100. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

101. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

102. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

103. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

104. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

105. A meeting of the board may consist of a conference between directors some or all of whom are in different places provided that each director who participates is able:

(1) to hear each of the other participating directors addressing the meeting; and

(2) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communications equipment (whether in use when this Article 105 is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates. Any director may, by prior notice to the secretary, indicate that he wishes to participate in the meeting in such manner, in which event, the directors shall procure that an appropriate conference facility is arranged.

106. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent. or more of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles become binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

107. A director shall not by counted on the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

108. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

109. The directors shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

110. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit and any secretary so appointed may be removed by them.

THE SEAL

111. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:-

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

112. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

113. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

114. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

115. Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, (and except as aforesaid) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

116. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

117. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every such cheque or warrant shall be sent at the risk of the person entitled to the monies represented thereby.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled to those payments so request.

118. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

119. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve be forfeited and cease to remain owing by the Company.

120. The directors may, with the authority of an ordinary resolution of the above Company, offer any holders of ordinary shares and/or convertible preference shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend (including a preferential dividend) specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend (including a preferential dividend) (whether or not declared), or may specify all or any dividends or preferential dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

(b) the basis of allotment shall be determined by the directors so that, as nearly as may be considered convenient, the relevant value of the additional ordinary shares to be allotted in lieu of any amount of dividend shall be not less than an amount equal to the net cash amount that such holders would have otherwise received by way of a dividend and may not (unless authorised by a special resolution of the Company) exceed an amount equal to the sum of the net cash amount of such dividend together with the associated tax credit. For such purpose the "relevant value" of an ordinary share shall be calculated either (1) by reference to the average of the middle market quotations (less the relevant dividend unless the ordinary shares are already quoted ex such dividend) on the London Stock Exchange (derived from the Daily Official List of the London Stock Exchange or any similar publication) on at least five consecutive dealing days selected by the directors, but commencing no earlier than the day upon which the proposed relevant dividend is announced by the directors, or (2) in such other manner as may be determined by the directors. Furthermore, for such purposes the "associated tax credit" shall be the tax credit which would be available to the recipient of a dividend under section 231 of the Income and Corporation Taxes Act 1988 on the assumption that such recipient is an individual resident in the United Kingdom for United Kingdom taxation purposes;

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit;

(d) the directors shall, after determining the basis of allotment, notify the holders of ordinary shares and/or convertible preference shares, if applicable, in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the directors may exclude from any offer any holders of ordinary shares and/or convertible preference shares, if applicable, where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(f) the dividend or preferential dividend (or that part of the dividend or preferential dividend in respect of which a right of election has been given) shall not be payable on ordinary shares and/or convertible preference shares in respect of which an election has been duly made (**"the elected shares"**) and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any

share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected shares on that basis;

(g) the directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(h) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted;

(i) the directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

121. (1) The directors may with the authority of an ordinary resolution of the Company:-

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1) (a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraphs (1)(a) to (f) of this article shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

122. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date has been fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

123. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES

124. Any notice to be given to or by any person pursuant to these articles shall be in writing, except that a notice calling a meeting of the directors need not be in writing.

125. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

126. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

127. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered into the register of members, has

been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

128. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

129. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

130. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears.

131. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

132. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

<u>ELECTRONIC COMMUNICATIONS</u>

132A. Notwithstanding anything to the contrary contained in these articles:

(a) the directors may decide that any information, notice or document may be recorded, provided, delivered, produced or executed in electronic form provided that this is done in accordance with rules made by the directors and is done with the consent of the person entitled to receive it. A document is deemed to have been delivered electronically if a notice has been delivered stating that the document is available and how it can be accessed electronically; and

(b) a document or notice may be sent to a facsimile number or to an electronic address notified to the Company for these purposes and will be deemed to have been properly delivered two hours after being sent; proof that the document or notice was properly sent shall be conclusive evidence of delivery.

<u>DESTRUCTION OF DOCUMENTS</u>

133. (1) The Company may destroy:-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled;

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company; provided that:-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

134. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

135. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

UNCERTIFICATED SHARES

136. (1) Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system (as defined in the Uncertificated Securities Regulations) shall be permitted; and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

(2) If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (1)(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

Company No 48967

THE COMPANIES ACT 1985

PUBLIC LIMITED COMPANY

RESOLUTIONS OF

FIRST CHOICE HOLIDAYS PLC

Passed on

23rd day of March 2006

At the Annual General Meeting of the above named Company duly convened and held at the offices of ABN Amro, 250 Bishopsgate, London EC2M 4AA on Thursday 23 March 2006, the following resolutions were duly passed:

Ordinary Resolution

11 **THAT** the Directors be and they are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £5,297,784.08 provided that this authority shall expire on 23 March 2011, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Special Resolutions

12 **THAT** the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority conferred by Resolution 11 set out in the Notice convening the 2006 Annual General Meeting of the Company, or by way of a sale of treasury shares, as if Section 89(1) of the Act did not apply to any such allotment provided that:

(a) the power conferred hereby shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the interests of the equity shareholders are proportionate (as near as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever; and

(ii) to the allotment (otherwise than pursuant to paragraph 12(a)(i) above) of equity securities up to an aggregate nominal amount of £794,667.61; and

(b) the power conferred hereby shall (unless previously revoked or varied) expire on 23 March 2011 but so that this power shall allow the Company, before the expiry of this power, to make any offer or agreement which will or may require equity securities to be allotted after such expiry and so that the Directors shall be allowed to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

13 **THAT:**

(a) the Articles of Association of the Company shall be amended as follows:

(i) by deleting the existing Article 135 in its entirety and substituting the following therefor:

"135 Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.";

(ii) by the deletion from Article 98 of the words "donations, gratuities, pensions, allowances and emoluments" and the substitution therefor of the words "pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit"; and

(iii) by the deletion from Article 98 of the words "donation, gratuity, pension, allowance or emolument" and the substitution therefor of the words "pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation";

(b) the Memorandum of Association of the Company shall be amended as follows:

(i) by the insertion in Clause 4 of the following sub-clause after sub-clause (K):

"(KA) To provide any guarantee or indemnity in respect of the performance or discharge of any obligation or liability by, or otherwise for the benefit of, any person.";

(ii) by the deletion from sub-clause (MM) of Clause 4 of the words "donations, gratuities, pensions, allowances and emoluments" and the substitution therefor of the words "pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit"; and

(iii) by the deletion from sub-clause (MM) of Clause 4 of the words "donation, gratuity, pension, allowance or emolument" and the substitution therefor of the words "pension, annuity, allowance, gratuity, donation, emolument, benefit, incentive, bonus, assistance or accommodation".

14 **THAT** the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 3 pence each of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 52,977,840;

(b) the minimum price which may be paid for any such share is 3 pence;

(c) the maximum price which may be paid for any such share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) the authority hereby conferred shall expire on 23 March 2007;

(e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

15 **THAT** the Articles of Association of the Company shall be amended as follows:

(a) by the deletion from Article 9(b) of the words "share capital of that class" and the substitution therefor of the words "shares of that class (excluding any shares of that class held as treasury shares)";

(b) by the insertion in Article 9 of the words "(excluding any shares of that class held as treasury shares)" after the words "at least one-third in nominal value of the issued shares of the class in question";

(c) by the insertion in Article 9 of the words "(other than treasury shares)" after the words "one person holding shares of the class in question";

(d) by the insertion in Article 10(c) of the words "or the holding of such shares as treasury shares" after the words "the purchase by the Company of any of its own shares";

(e) by the insertion in Article 37(1)(b) of the words "(calculated exclusive of treasury shares)" after the words "at least 0.25 per cent of their class";

(f) by the insertion in Article 42 of the words "and may hold such shares as treasury shares or cancel them," after the words "including redeemable shares,";

(g) by the insertion in Article 54(c) of the words "(excluding any voting rights attached to any shares in the Company held as treasury shares)" after the words "vote at the meeting";

(h) by the insertion in Article 54(d) of the words "(excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)" after the words "all the shares conferring that right";

(i) by the insertion in Article 61 of the words "and to the provisions of the Act" after the words "Subject to any rights or restrictions attached to any shares";

(j) by the deletion from Article 115 of the words "Except as otherwise provided by these articles or the rights attached to shares," and the substitution therefor of the words "Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares,";

(k) by the insertion in Article 121(1)(b) of the words "(or in the case of treasury shares, which would if such shares were not held as treasury shares)" after the words "held by them respectively which would"; and

(l) by the insertion in Article 134 of the words "subject to the provisions of the Act," after the words "and any other sanction required by law,".

Certified to be a true copy of the original

....

Joyce Walter – Authorised Signatory

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

17/3/06

88(2)

Return of Allotment of Shares

CHFP083

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,086		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MS.SANDRA MAYALL Address GARREG LWYD LLANRHAEDR DENBIGH UK Postcode LL16 4PW	Class of shares allotted Ordinary	Number allotted 6,086
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,086

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15/3/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP6086 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

8/3/06

88(2)

RECEIVED

2007 DEC 17 P 1:15

Return of Allotment of Shares

CHFP083

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,270		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	97.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss.Lorna May Light Address 1 Appleby Buildings Tyning Road Winsley Bradford-On-Avon UK Postcode BA1 5 2JA	Class of shares allotted Ordinary	Number allotted 6,270
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,270

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ **Date** 1/3/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/LB/E6531	Tel 01903 833208
DX number	DX exchange

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	02	2006
† Date of Birth	29	06	1967

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: | * Honours etc:

Forename(s): GILES ALEXANDER

Surname: THORLEY

Previous forename(s): | Previous surname(s):

Usual residential address: CHARLTON MANOR, ASHLEY ROAD

Post town: CHARLTON KINGS | Postcode: GL52 6NS

County / Region: GLOUCESTERSHIRE | Country:

† Nationality: British | † Business occupation: INVESTMENT BANKER

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 20/2/06

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 27/2/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Joyce Walter - Deputy Company Secretary, First Choice Holidays PLC, First Choice House, Crawley, West Sussex, RH10 Tel Tel: 01293 588813 Fax: 01293 539039

DX number DX exchange

COMPANIES HOUSE 01/03/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 48967

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Name GILES ALEXANDER THORLEY

Company Name	Resignation
ASPECT LEISURE ACTIVITIES LIMITED	
ASPECT VENTURES LIMITED	
AVEBURY GROUP LIMITED	
AVEBURY INNS LIMITED	
AVEBURY PUB COMPANY LIMITED	
AVL (PUBS) NO.1 LIMITED	
AVL (PUBS) NO.2 LIMITED	
BAR ROOM BAR LIMITED	
BARNARBY'S CARVERY LIMITED	
BARSHELF 2 LIMITED	
BRITISH BEER & PUB ASSOCIATION	
CARTERTOUR LIMITED	
CHEF & BREWER HOTELS LIMITED	
CHEF & BREWER LIMITED	
CHESHIRE HOTELS (DEVELOPMENTS) LIMITED	
CHESHIRE HOTELS LIMITED	
CITY LIMITS LIMITED	
CLEVELAND PLACE HOLDINGS LIMITED	
COUNTRY CARVERY RESTAURANTS LIMITED	
COUNTRY FAYRE RESTAURANTS LIMITED	
COUNTRY GRILL RESTAURANTS LIMITED	
CPH (R&L) NO.1 LIMITED	
CPH (R&L) NO.2 LIMITED	
CPH PALLADIUM LIMITED	
DEARG LIMITED	
ESPORTA GROUP LIMITED	
FAITH @ BAR ROOM BAR LIMITED	
FREEHOUSE LIMITED	
FRESHWILD LIMITED	
GRS INNS LIMITED	

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Name GILES ALEXANDER THORLEY

Company Name	Resignation
HOMESPREADS LIMITED	
HUGGINS AND COMPANY, LIMITED	
INN PARTNERSHIP LIMITED	
INNSPIRED (ITB) LIMITED	
INNSPIRED COMPANY LIMITED	
INNSPIRED DEVELOPMENTS LIMITED	
INNSPIRED GROUP LIMITED	
INNSPIRED HOLDINGS LIMITED	
INNSPIRED TAVERNS II LIMITED	
INNSPIRED TAVERNS LIMITED	
INSPIRED PUBS LIMITED	
JOHN BARRAS & CO LIMITED	
LITTLE LONDON PUBS LIMITED	
LONDON PUB-RESTAURANTS LIMITED	
LONDON TOURIST PUBS LIMITED	
MOUNTLOOP LIMITED	
NARNAIN	
NEW PUBCO HOLDINGS LIMITED	
OLD ORLEANS LIMITED	
OPEN HOUSE LIMITED	
PARTSTRIPE LIMITED	
PUB.COM LIMITED	
PUNCH CENTRUM INTERMEDIATE HOLDING COMPANY	
PUNCH CENTRUM LOAN COMPANY LIMITED	
PUNCH JUBILEE INTERMEDIATE HOLDING COMPANY LIMITED	
PUNCH JUBILEE LOAN COMPANY LIMITED	
PUNCH TAVERN GROUP LIMITED	
PUNCH TAVERNS (AH) LIMITED	
PUNCH TAVERNS (AVEBURY) LIMITED	
PUNCH TAVERNS (BARTON) LIMITED	

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Name GILES ALEXANDER THORLEY

Company Name	Resignation
PUNCH TAVERNS (BRANSTON) LIMITED	
PUNCH TAVERNS (BS) COMPANY LIMITED	
PUNCH TAVERNS (CENTRUM) LIMITED	
PUNCH TAVERNS (CMG) LIMITED	
PUNCH TAVERNS (ES) LIMITED	
PUNCH TAVERNS (FH) LIMITED	
PUNCH TAVERNS (FRADLEY) LIMITED	
PUNCH TAVERNS (IB) LIMITED	
PUNCH TAVERNS (ITG) LIMITED	
PUNCH TAVERNS (JUBILEE) LIMITED	
PUNCH TAVERNS (MH) LIMITED	
PUNCH TAVERNS (OFFICES) LIMITED	
PUNCH TAVERNS (PGE) LIMITED	
PUNCH TAVERNS (PGRA) LIMITED	
PUNCH TAVERNS (PGRH) LIMITED	
PUNCH TAVERNS (PGRP) LIMITED	
PUNCH TAVERNS (PM) LIMITED	
PUNCH TAVERNS (PMG) LIMITED	
PUNCH TAVERNS (PMH) LIMITED	
PUNCH TAVERNS (PML) LIMITED	
PUNCH TAVERNS (PMM) LIMITED	
PUNCH TAVERNS (PMMH) LIMITED	
PUNCH TAVERNS (PMT) LIMITED	
PUNCH TAVERNS (PPCS) LIMITED	
PUNCH TAVERNS (PRAC) LIMITED	
PUNCH TAVERNS (PRAF) LIMITED	
PUNCH TAVERNS (PTL) LIMITED	
PUNCH TAVERNS (RED) LIMITED	
PUNCH TAVERNS (REDWOOD BIDCO) LIMITED	
PUNCH TAVERNS (REDWOOD JERSEYCO) LIMITED	

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Name GILES ALEXANDER THORLEY

Company Name	Resignation
PUNCH TAVERNS (REDWOOD MIDCO) LIMITED	
PUNCH TAVERNS (REDWOOD NEWCO 1) LIMITED	
PUNCH TAVERNS (REDWOOD NEWCO 1A) LIMITED	
PUNCH TAVERNS (RH) LIMITED	
PUNCH TAVERNS (SPML) LIMITED	
PUNCH TAVERNS (VPR) LIMITED	
PUNCH TAVERNS BARTON INTERMEDIATE HOLDING COMPANY LIMITED	
PUNCH TAVERNS DEVELOOPMENT COMPANY LIMITED	
PUNCH TAVERNS FINANCE B LIMITED	
PUNCH TAVERNS FINANCE PLC	
PUNCH TAVERNS HOLDINGS LIMITED	
PUNCH TAVERNS INTERMEDIATE HOLDINGS LIMITED	
PUNCH TAVERNS INVESTMENTS LIMITED	
PUNCH TAVERNS PLC	
PUNCH TAVERNS PROPERTIES LIMITED	
PUNCH TAVERNS RESERVE COMPANY LIMITED	
PUNCH TAVERNS RESERVE II COMPANY LIMITED	
PUNCH TAVERNS RESERVE III LIMITED	
R.V. GOODHEW LIMITED	
READYSTRIPE LIMITED	
RHESUS LIMITED	
SCHOONER INNS LIMITED	
SOUTHERN INNS LIMITED	
SPIRIT (AKE HOLDINGS) LIMITED	
SPIRIT (LODGES HOLDINGS) LIMITED	
SPIRIT (PSC) LIMITED	
SPIRIT (SGL) LIMITED	
SPIRIT ACQUISITION PROPERTIES LIMITED	
SPIRIT ACQUISITIONS GUARANTEE LIMITED	
SPIRIT ACQUISITIONS HOLDINGS LIMITED	

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Name GILES ALEXANDER THORLEY

Company Name	Resignation
SPIRIT FINANCIAL HOLDINGS LIMITED	
SPIRIT GROUP EQUITY LIMITED	
SPIRIT GROUP FINCO LIMITED	
SPIRIT GROUP HOLDINGS LIMITED	
SPIRIT GROUP LIMITED	
SPIRIT GROUP PARENT LIMITED	
SPIRIT GROUP RETAIL (NORTH) LIMITED	
SPIRIT GROUP RETAIL (NORTHAMPTON) LIMITED	
SPIRIT GROUP RETAIL (PUBS) NO.1 LIMITED	
SPIRIT GROUP RETAIL (PUBS) NO.2 LIMITED	
SPIRIT GROUP RETAIL (SOUTH) LIMITED	
SPIRIT GROUP RETAIL HOTELS LIMITED	
SPIRIT GROUP RETAIL LIMITED	
SPIRIT GROUP RETAIL PUBS AND RESTAURANTS LIMITED	
SPIRIT INTERMEDIATE HOLDINGS LIMITED	
SPIRIT MANAGED FUNDING LIMITED	
SPIRIT MANAGED INNS LIMIITED	
SPIRIT MANAGED PUBS LIMITED	
SPIRIT PARENT LIMITED	
SPIRIT PUBS HOLDINGS LIMITED	
SPIRIT PUBS PARENT LIMITED	
SPIRIT RETAIL BIDCO LIMITED	
SPIRIT SLB LIMITED	
SPIRIT SUPPLY COMPANY LIMITED	
SPRINGTARN LIMITED	
STANFORD PUBS LIMITED	
STANFORD TAVERNS LIMITED	
STEWARD AND PATTESON LIMITED	
STICKPAD LIMITED	
TELSCOMBE TAVERN LIMITED	

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 48967

Company Name in full FIRST CHOICE HOLIDAYS PLC

Name GILES ALEXANDER THORLEY

Company Name	Resignation
THE CHEF & BREWER GROUP LIMITED	
THE HOST GROUP LIMITED	
THE NICE PUB COMPANY LIMITED	
THE RONA TRUST	
TOM COBLEIGH (INNS) LIMITED	
TOM COBLEIGH (TRADING) LIMITED	
TOM COBLEIGH GROUP LIMITED	
TOM COBLEIGH HOLDINGS LIMITED	
TOM COBLEIGH LIMITED	
USHERS OF TROWBRIDGE LIMITED	
WHITEGATE TAVERNS LIMITED	

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

15/2/06

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,421		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Keith Braid Address 310 Manchester Road West Timperley Altrincham UK Postcode WA14 5NB	Ordinary	2,459
Name Mrs Deanne Gatfield Address 15 Crabtree Way Dunstable UK Postcode LU6 1UR	Ordinary	1,844
Name Mr Stephen Knevett Address 43 Marine Drive Seaford UK Postcode BN25 2RU	Ordinary	4,118
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	8,421

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9/2/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/TK/5801 Tel 01903 833262
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

26/11/06

88(2)

Return of Allotment of Shares

CHFP083

Company Number	48967
Company name in full	First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
12	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	28,705		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST OF INDIVIDUALS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 28,705
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 28,705

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3/1/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/LB	Tel 01903 833017
DX number	DX exchange

First Choice Holidays plc

Title	Forenames	Surname	NINO	Exercised Shares	Address1	Address2	Address3	Address4	Postcode
MISS	EMER PATRICIA	BLANEY	NZ411600B	4118	25 BLACKSGROVE	BALLYMENA			BT43 6AS
MR	MARTIN	CHALLIS	YP275832B	7377	62B LOCKS HEATH PARK ROAD	LOCKS HEATH	SOUTHAMPTON		SO31 6LZ
MRS	NATASHA	FOWLER	NW508436B	4795	14 GLYN ROAD	WORCESTER PARK			KT4 8SD
MISS	JOANNE LISA	MATTHEWS	NZ624759B	614	78 SOUTH LIBERTY LANE	BRISTOL			BS3 2SY
MRS	FAY	MCCORMACK	NY833252D	5225	17 HAZEL RISE	CLAYDON	IPSWICH		IP6 0DB
MRS	ZOE GILLIAN	MCCURRY	JB379510C	1229	2 SANDY COTTAGES	SANDY LANE	CRAWLEY DOWN	CRAWLEY	RH10 4HS
MRS	LYNN	NEVATT	NW349886C	1229	36 LAMORNA PARK	TORPOINT			PL11 2QJ
MR	ANDREW MICHAEL	WALLACE	NR712313C	4118	14 SHALBOURNE ROAD	GOSPORT			PO12 4PR
				28705					

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

26/1/06

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 48967

Company name in full First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,376		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr James Kevin Durnin	Class of shares allotted	Number allotted
Address West Cottage	Ordinary	1,844
65 High Street, Bletchingley		
Redhill UK Postcode RH1 4LJ		
Name Captain John Barrington Grogan	Class of shares allotted	Number allotted
Address 5 Quayside	Ordinary	5,532
Congleton		
UK Postcode CW12 3AS		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**7,376**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEX/TK/5487	Tel 01903 833017
DX number	DX exchange

26/11/06

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Lloyds TSB Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

88(2)

Website: www.shareview.co.uk

Return of Allotment of Shares

CHFP083

Company Number: 48967

Company name in full: First Choice Holidays plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,183		
Nominal value of each share	3p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.976		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Textel/Minicom service: 0870 600 3950
To ensure security for customers and staff and to help us to maintain service quality, some telephone calls may be recorded or monitored.

shareview www.shareview.co.uk

Lloyds TSB Bank plc Registered Office 25 Gresham Street, London EC2V 7HN. Registered in England and Wales no. 2065 Telephone 020 7626 1500
Lloyds TSB Registrars is a division of Lloyds TSB Bank plc which is authorised and regulated by the Financial Services Authority and a signatory to the Banking Codes

INVESTOR IN PEOPLE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mrs. Sonia Michelle Farley Address 20 Westward Road Chester UK Postcode CH3 5TN	Ordinary	1,844
Name Miss. Emma Rees Address 1 Hawmead Crawley Down Crawley UK Postcode RH10 4XY	Ordinary	1,844
Name Mr. Andrew Wan Address 8 Osborne Road Brighton UK Postcode BN1 6LQ	Ordinary	4,118
Name Mrs. Josephine Ward Address 6 Strathblane Drive East Kilbride Glasgow UK Postcode G75 8GA	Ordinary	7,377
Name Address UK Postcode	TOTAL	15,183

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date ______

A director / ~~secretary~~ / administrator / administrative receiver / ~~receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/TK/5339 Tel: 01903 833017
DX number DX exchange

END